Form 20-F
period 2011-12-31
21Vianet Group, Inc.
filed 2012-04-18
CIK 1508475

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                     to

Commission file number: 001-35126

21Vianet Group, Inc.

(Exact Name of Registrant as Specified in Its Charter)

N/A

(Translation of Registrant’s Name into English)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

M5, 1 Jiuxianqiao East Road,

Chaoyang District

Beijing, 100016

The People’s Republic of China

(Address of Principal Executive Offices)

Mr. Shang-Wen Hsiao, President and Chief Financial Officer

21Vianet Group, Inc.

M5, 1 Jiuxianqiao East Road,

Chaoyang District

Beijing, 100016

The People’s Republic of China

Phone: (86) 10 8456-2121

Facsimile: (86) 10 8456-2619

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
American Depositary Shares, each representing six Class A ordinary shares, par value US$0.00001 per share	NASDAQ Global Market

Class A ordinary shares, par value US$0.00001 per share*

*	Not for trading, but only in connection with the listing on the NASDAQ Global Market of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 180,993,644 Class A ordinary shares and 154,632,392 Class B ordinary shares, par value US$0.00001 per share, as of December 31, 2011.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐  No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or such shorter period that the registrant was required to submit and post such files).  Yes ☐  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                Accelerated filer  ☐                Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.   Item 17  ☐ Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐  No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  Yes ☐  No ☐

i

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	“ADSs” refers to our American depositary shares, each representing six Class A ordinary shares;

•	“21Vianet,” “we,” “us,” “our company,” and “our” refer to 21Vianet Group, Inc., its subsidiaries and its consolidated affiliated entities;

•	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan;

•

“ordinary shares” or “shares” refer to our ordinary shares, which include both Class A ordinary shares, par value US$0.00001 per share and Class B ordinary shares, par value US$0.00001 per share, collectively; and

•	“RMB” and “Renminbi” refer to the legal currency of China.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors”, may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include:

•	our goals and strategies and our expansion plans;

•	our future business development, financial condition and results of operations;

•	the expected growth of the data center services and internet infrastructure services market;

•	our expectations regarding demand for and market acceptance of our services;

•	our expectations regarding keeping and strengthening our relationships with customers;

•	our plans to invest in research and development to enhance and complement our existing solution and service offerings; and

•	general economic and business conditions in the regions where we provide our solutions and services.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Other sections of this annual report include additional factors that could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should read thoroughly this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

Selected Consolidated Financial Data

The following selected consolidated financial information for the periods and as of the dates indicated should be read in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in this annual report.

Our selected consolidated financial data presented below for the years ended December 31, 2009, 2010 and 2011 and our balance sheet data as of December 31, 2010 and 2011 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our audited consolidated financial statements are prepared in accordance with U.S. GAAP. Our selected consolidated financial data presented below for the year ended December 31, 2008 and our balance sheet data as of December 31, 2008 and 2009 have been derived from our audited financial statements not included in this annual report.

We have not included financial information for the year ended December 31, 2007, as such information is not available on a basis that is consistent with the consolidated financial information for the years presented below without unreasonable effort or expense.

	For the Year Ended December 31,
	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	US$
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Net revenues:
Hosting and related services	213,181	284,780	374,946	614,612	97,652
Managed network services	27,590	28,855	150,257	406,317	64,557

Total net revenues	240,771	313,635	525,203	1,020,929	162,209
Cost of revenues (1)	(174,598)	(229,304)	(396,858)	(744,371)	(118,269)

Gross profit	66,173	84,331	128,345	276,558	43,940
Operating expenses:
Sales and marketing expenses (1)	(21,125)	(24,132)	(51,392)	(80,885)	(12,851)
General and administrative expenses (1)	(31,823)	(25,457)	(282,298)	(82,926)	(13,176)
Research and development expenses (1)	(5,858)	(7,607)	(19,924)	(34,657)	(5,506)
Changes in the fair value of contingent purchase consideration payable	—	—	(7,537)	(63,185)	(10,039)

Operating profit (loss)	7,367	27,135	(232,806)	14,905	2,368
Net profit (loss) from continuing operations	10,608	59,981	(234,715)	45,939	7,299
Loss from discontinued operations	(28,566)	(63,910)	(12,952)	—	—

Net (loss) profit	(17,958)	(3,929)	(247,667)	45,939	7,299
Net income attributable to non-controlling interest	(295)	(1,990)	(7,722)	(27,495)	(4,369)

Net (loss) profit attributable to Company’s ordinary shareholders	(18,253)	(5,919)	(255,389)	18,444	2,930

Earnings (loss) per share:
Net profit (loss) from continuing operations	0.14	0.81	(3.39)	0.07	0.01
Loss from discontinued operations	(0.40)	(0.89)	(0.18)	—	—

Basic	(0.26)	(0.08)	(3.57)	0.07	0.01

Net profit (loss) from continuing operations	0.06	0.32	(3.39)	0.06	0.01
Loss from discontinued operations	(0.16)	(0.35)	(0.18)	—	—

Diluted	(0.10)	(0.03)	(3.57)	0.06	0.01

Earnings (loss) per ADS:
Net profit (loss) from continuing operations	0.84	4.86	(20.34)	0.42	0.06
Loss from discontinued operations	(2.40)	(5.34)	(1.08)	—	—

Basic	(1.56)	(0.48)	(21.42)	0.42	0.06

Net profit (loss) from continuing operations	0.36	1.92	(20.34)	0.36	0.06
Loss from discontinued operations	(0.96)	(2.10)	(1.08)	—	—

Diluted	(0.60)	(0.18)	(21.42)	0.36	0.06

Shares used in earning (loss) per share computation:
Basic	71,526,320	71,526,320	71,526,320	259,595,677	259,595,677
Diluted	182,492,500	182,492,500	71,526,320	316,807,661	316,807,661
Non-GAAP Financial Data:(2)
Adjusted gross profit	68,505	86,478	141,990	307,103	48,793
Adjusted net profit	7,666	24,902	59,454	169,993	27,009
EBITDA	22,546	48,110	(201,761)	103,882	16,505
Adjusted EBITDA	22,546	48,110	83,657	209,026	33,211

(1)	Includes share-based compensation expense as follows:

	For the Year Ended December 31,
	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Allocation of share-based compensation expenses:
Cost of revenues	—	—	4,645	2,157	343
Sales and marketing expenses	—	—	11,884	5,763	916
General and administrative expenses	—	—	254,936	31,420	4,992
Research and development expenses	—	—	6,416	2,619	416

Total share-based compensation expenses	—	—	277,881	41,959	6,667

(2)	See “—Discussion of Non-GAAP Financial Measures.”

The following table presents a summary of our consolidated balance sheet data as of December 31, 2008, 2009, 2010 and 2011.

	As of December 31,
	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	75,338	71,998	83,256	410,389	65,204
Short-term investments	—	—	—	894,540	142,128
Accounts receivable, net	39,814	40,262	76,373	147,624	23,455
Total current assets	133,522	213,838	193,957	1,551,221	246,463
Total assets	263,067	347,123	725,587	2,402,952	381,789
Total current liabilities	272,824	315,734	210,559	462,537	73,488
Total liabilities	307,912	326,929	444,004	733,228	116,497
Total mezzanine equity	991,110	991,110	991,110	—	—
Total shareholders’(deficit) equity	(1,035,955)	(970,916)	(709,527)	1,669,724	265,292

Discussion of Non-GAAP Financial Measures

In evaluating our business, we consider and use the following non-GAAP measures as supplemental measures to review and assess our operating performance: adjusted gross profit, adjusted net profit, EBITDA and adjusted EBITDA. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted gross profit as gross profit excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions. We define adjusted net profit as net profit (loss) from continuing operations excluding share-based compensation expenses, amortization expenses of intangible assets derived from acquisitions, changes in the fair value of contingent purchase consideration payable and unrecognized tax benefits, tax incentive receipt and outside basis difference. We define EBITDA as net profit (loss) from continuing operations before income tax expense (benefit), foreign exchange gain, other expenses, other income, interest expense, interest income and depreciation and amortization. We define adjusted EBITDA as EBITDA excluding share-based compensation expenses and changes in the fair value of contingent purchase consideration payable.

The non-GAAP financial measure disclosed by us should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measure used by us may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

We believe that the use of these non-GAAP measures facilitates investors’ assessment of our operating performance from period to period and from company to company by backing out potential differences caused by variations in items such as capital structures (affecting relative interest expenses), the book amortization of intangibles (affecting relative amortization expenses), the age and book value of property and equipment (affecting relative depreciation expenses) and other non-cash expenses (affecting share-based compensation expenses). We also present these non-GAAP measures because we believe these non-GAAP measures are frequently used by securities analysts, investors and other interested parties as measures of the financial performance of companies in our industry.

These non-GAAP financial measures are not defined under U.S. GAAP and are not measures presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, investors should not consider them in isolation, or as a substitute for net income (loss) or other consolidated income statement data prepared in accordance with U.S. GAAP. Some of these limitations include, but are not limited to:

•	they do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	they do not reflect changes in, or cash requirements for, our working capital needs;

•	they do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	they do not reflect income taxes or the cash requirements for any tax payments;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and adjusted net income, EBITDA and adjusted EBITDA do not reflect any cash forward looking requirements for such replacements;

•

while share-based compensation is a component of cost of revenues and operating expenses, the impact to our financial statements compared to other companies can vary significantly due to such factors as assumed life of the options and assumed volatility of our ordinary shares; and

•	other companies may calculate adjusted gross profit, adjusted net profit, EBITDA and adjusted EBITDA differently than we do, limiting the usefulness of these non-GAAP measures as comparative measures.

We compensate for these limitations by relying primarily on our U.S. GAAP results and using adjusted gross profit, adjusted net profit, EBITDA and adjusted EBITDA only as supplemental measures. Our adjusted gross profit, adjusted net profit, EBITDA and adjusted EBITDA are calculated as follows for the periods presented:

	For the Year Ended December 31,
	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Gross profit	66,173	84,331	128,345	276,558	43,940
Plus: share-based compensation expenses	—	—	4,645	2,157	343
Plus: amortization expenses of intangible assets derived from acquisitions	2,332	2,147	9,000	28,388	4,510

Adjusted gross profit	68,505	86,478	141,990	307,103	48,793

Net profit (loss) from continuing operations	10,608	59,981	(234,715)	45,939	7,299
Plus: share-based compensation expenses	—	—	277,881	41,959	6,667
Plus: amortization expenses of intangible assets derived from acquisitions	2,332	2,147	9,000	28,388	4,510
Plus: changes in the fair value of contingent purchase consideration payable	—	—	7,537	63,185	10,039
Less: deferred tax impact of the fair value of contingent purchase consideration payable	—	—	—	(9,478)	(1,506)
Plus: revenue of unrecognized tax benefits and outside tax basis difference	(5,274)	(37,226)	(249)	—	—

Adjusted net profit	7,666	24,902	59,454	169,993	27,009

Net profit (loss) from continuing operations	10,608	59,981	(234,715)	45,939	7,299
Plus: income tax expense (benefit)	3,821	(32,860)	1,588	13,677	2,173
Less: foreign exchange gain	(5,545)	(88)	(1,646)	(32,747)	(5,203)
Plus: other expenses	1,123	1,207	906	520	83
Less: other income	(2,294)	(694)	(1,152)	(1,943)	(309)
Plus: interest expense	1,297	416	2,793	4,398	699
Less: interest income	(1,643)	(827)	(580)	(14,939)	(2,374)
Plus: depreciation	12,263	15,990	19,673	58,873	9,354
Plus: amortization	2,916	4,985	11,372	30,104	4,783

EBITDA	22,546	48,110	(201,761)	103,882	16,505
Plus: share-based compensation expenses	—	—	277,881	41,959	6,667
Plus: changes in the fair value of contingent purchase consideration payable	—	—	7,537	63,185	10,039

Adjusted EBITDA	22,546	48,110	83,657	209,026	33,211

Exchange Rate Information

Substantially all of our operations are conducted in China and all of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. For all dates and periods through December 31, 2008, the conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in New York City for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.2939 to US$1.00, the noon buying rate in effect as of December 30, 2011. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 13, 2012, the noon buying rate was RMB 6.3022 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Noon Buying Rate
Period	Period-End	Average (1)	Low	High
	(RMB per U.S. Dollar)

2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7696	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
October	6.3570	6.3710	6.3825	6.3534
November	6.3765	6.3564	6.3839	6.3400
December	6.2939	6.3482	6.3733	6.2939
2012
January	6.3330	6.3119	6.3330	6.2940
February	6.2935	6.2997	6.3120	6.2935
March	6.2975	6.3125	6.3315	6.2975
April (through April 13, 2012)	6.3022	6.3048	6.3123	6.2975

Source: Federal Reserve Statistical Release

(1)	Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

We may not be able to successfully implement our expansion plan.

We plan to further increase our services capacities. We plan to increase the aggregate number of cabinets under our management from 7,816 cabinets as of December 31, 2011 to more than 13,000 cabinets by the end of 2012 through adding new self-built data centers and partnered data centers. In addition, we plan to expand our private optical fiber network to cover all of our major data centers throughout China and plan to increase our network services capacity from 518 gigabits per second presently to over 1,000 gigabits per second by the end of 2013. To achieve this expansion plan, we will be required to commit a substantial amount of operating and financial resources. Our planned capital expenditures, together with our ongoing operating expenses, will cause substantial cash outflows. If we are not able to generate sufficient operating cash flows or obtain other types of financings, our ability to fund our expansion plan may be limited. Additional debt or equity financing may not be available when needed or, if available, may not be available on satisfactory terms. Our inability to obtain additional debt and/or equity financing or to generate sufficient cash from operations may require us to prioritize projects or curtail capital expenditures and could adversely affect our results of operations.

In addition, site selection is a critical factor in our expansion plans, and there may not be suitable properties available with the necessary combination of high power capacity and fiber connectivity. Moreover, we may not have sufficient customer demand in the markets where our data centers are located. We may overestimate the demand for our services and as a result may increase our data center capacity or expand our Internet network more aggressively than needed, resulting in a negative impact to our gross profit margins. Furthermore, the costs of construction and maintenance of new data centers constitute a significant portion of our capital resources and operating expenses. If our planned expansion does not achieve the desired results, our operating margins could be materially reduced, which would materially impair our profitability and adversely affect our business and results of operations.

Any significant or prolonged failure in our infrastructure or services would lead to significant costs and disruptions and would reduce our revenue, harm our business reputation and have a material adverse effect on our financial results.

Our data centers, power supplies and network are vulnerable to disruptions and to failure. Problems with the cooling equipment, generators, backup batteries, routers, switches, or other equipment, whether or not within our control, could result in service interruptions and data losses for our customers as well as equipment damage. Our customers locate their computing and networking equipment in our data centers, and any significant or prolonged failure in our infrastructure or services could significantly disrupt the normal business operations of our customers and harm our reputation and reduce our revenue. While we offer data backup services and disaster recovery services, which could mitigate the adverse effects of such a failure, most of our customers do not subscribe for these services. Accordingly, any failure or downtime in one of our data center facilities could affect many of our customers. The total destruction or severe impairment of any of our data center facilities could result in significant downtime of our services and loss of customer data. Since our ability to attract and retain customers depends on our ability to provide highly reliable service, even minor interruptions in our service could harm our reputation.

While we have not experienced any material interruptions in the past, services interruptions continue to be a significant risk for us and could materially impact our business. Any services interruptions could:

•	require us to waive fees or provide free services;

•	cause our customers to seek damages for losses incurred;

•	require us to replace existing equipment or add redundant facilities;

•	cause existing customers to cancel or elect to not renew their contracts;

•	affect our reputation as a reliable provider of data center services; or

•	make it more difficult for us to attract new customers or cause us to lose market share.

Any of these events could materially increase our expenses or reduce our revenue, which would have a material adverse effect on our operating results.

We compete with, and our business substantially depends on, China Telecom and China Unicom for hosting facilities and other telecommunication resources.

Our business depends on our relationships with China Telecom and China Unicom, two major telecommunications carriers in China, for hosting facilities and bandwidth, and to some extent, for optical fibers. We directly enter into agreements with the local subsidiaries of China Telecom or China Unicom, where we lease some or all of the cabinets in the data centers built and operated by them, with power systems, cabling and wiring and other data center equipment pre-installed. Because each local subsidiary of China Telecom or China Unicom has independent corporate authority to execute contracts, our contract terms with these subsidiaries vary and are determined on a case-by-case basis. We generally refer to this type of data centers as our “partnered” data centers. As of December 31, 2011, we leased 3,761 cabinets from China Telecom and China Unicom that are housed in our 55 partnered data centers, accounting for 48.1% of the total number of our cabinets under management. We also rely on China Telecom and China Unicom for a significant portion of our bandwidth needs and lease optical fibers from them to connect our data centers with each other and with the telecommunications backbones and other Internet service providers, or ISPs. Our agreements with affiliates of China Telecom or China Unicom usually have a one-year term with automatic renewal option. In addition, China Telecom and China Unicom also provide data center services and directly compete with us for customers. See “—We may not be able to compete effectively against our current and future competitors.” We believe that we have good business relationships with China Telecom and China Unicom, and we have access to adequate hosting facilities, bandwidth and optical fibers to provide our services. However, there can be no assurance that we can always secure hosting facilities and bandwidth from China Telecom and China Unicom on commercially acceptable terms, or at all. As a result, our business and results of operations would be materially and adversely affected.

Our leases for data centers could be terminated early, we may not be able to renew our existing leases on commercially reasonable terms, and our rent could increase substantially in the future, which could materially and adversely affect our operations.

We lease buildings with suitable power supplies and safe structures meeting our data center requirements and convert them into data centers by installing power generators, air conditioning systems, cables, cabinets and other equipment. We generally refer to this type of data centers as “self-built” data centers. Our operating leases generally have three to ten year lease terms with renewal options. As of December 31, 2011, our self-built data centers have 4,055 cabinets, or 51.9% of the total number of our cabinets under our management. We plan to renew our existing leases upon expiration. However, we may not be able to renew these leases on commercially reasonable terms, if at all. We may experience an increase in our rent payments. If any such event happens, we may have to relocate our data center equipment and the servers and equipments of our customers to a new building and incur significant expenses related to relocation. Any relocation could also affect our ability to provide services and harm our reputation. As a result, our business and results of operations could be materially and adversely affected.

Investment in broadband wireless access services may have a material adverse effect on our business prospects and results of operations.

In February 2012, we won a bid for radio spectrum in the 2.3 GHz band to provide broadband wireless access services, or BWA, in Hong Kong for HK$150 million (approximately US$19.3 million). This investment provides us an opportunity to enter into the mobile infrastructure landscape and explore the market potentials in providing wireless solutions. We plan to form a partnership or the joint venture with Hong Kong local carriers and use the BWA license as an investment in the partnership or joint venture to take advantage of the local knowledge and market intelligence of service providers in Hong Kong. Currently, we do not plan to incur significant capital expenditure to build out the infrastructures in Hong Kong by ourselves. However, we have limited experience in providing mobile infrastructure services in Hong Kong. We may not be able to successfully locate a Hong Kong local carrier to work with us, and our investment in the BWA license may divert our management’s attention from our core business in mainland China, which may have a material adverse effect on our business prospects and results of operations.

Difficulties in identifying, consummating and integrating acquisitions and potential write-off in connection with acquisitions may have a material and adverse effect on our business and results of operations.

As part of our growth strategy, we have acquired, and may in the future acquire, companies that are complementary to our business. For instance, in September 2010, we acquired 51% equity interests in two companies that provide managed network services in China, Beijing Chengyishidai Network Technology Co., Ltd., or CYSD, and Zhiboxintong (Beijing) Network Technology Co., Ltd., or ZBXT, which we collectively refer to as “Managed Network Entities.” In December 2011, we exercised our call option to acquire the remaining 49% equity interests in the Managed Network Entities. Also in October 2011, we acquired 100% equity interests in Guangzhou Gehua Network Technology and Development Company Limited, or Gehua. Past and future acquisitions may expose us to potential risks, including risks associated with:

•	the integration of new operations and the retention of customers and personnel;

•	significant volatility in our operating profit (loss) due to changes in the fair value of our contingent purchase consideration payable;

•	unforeseen or hidden liabilities, including those associated with poor business practices;

•	the diversion of resources from our existing business and technology;

•	failure to achieve synergies with our existing business as anticipated;

•	failure of the newly acquired businesses, technologies, services and products to perform as anticipated;

•	inability to generate sufficient revenue to offset additional costs;

•	the costs of acquisitions; or

•	the potential loss of, or harm to, relationships with both our employees and customers resulting from our integration of new businesses.

Any of the potential risks listed above could have a material and adverse effect on our ability to manage our business and our results of operation.

In addition, we record goodwill if the purchase price we pay in the acquisitions exceeded the amount assigned to the fair value of the net assets or business acquired. We are required to test our goodwill and intangible assets for impairment annually or more frequently if events or changes in circumstances indicate that they may be impaired. We may record impairment of goodwill and acquired intangible assets in connection with our acquisitions if the carrying value of our acquisition goodwill and related acquired intangible assets in connection with our past or future acquisitions are determined to be impaired. We cannot be assured the acquired businesses, technologies, services and products from our past acquisitions and any potential transaction will generate sufficient revenue to offset the associated costs or other potential unforeseen adverse effects on our business. Furthermore, we may need to raise additional debt or sell additional equity or equity-linked securities to make or complete such acquisitions. See “—We may require additional capital to meet our future capital needs, which could adversely affect our financial position and result in additional shareholder dilution.”

We may not be able to continue to increase sales to our existing customers and add new customers, which would adversely affect our operating results.

Our growth depends on our ability to continue to expand our service offerings to existing customers and attract new customers. We may be unable to sustain our growth for a number of reasons, such as:

•	capacity constraints;

•	inability to identify new locations or reliable data centers for cooperation or lease;

•	a reduction in the demand for our services due to the current or future economic recession;

•	our inability to market our services in a cost-effective manner to new customers;

•	the inability of our customers to differentiate our services from those of our competitors or our inability to effectively communicate such distinctions;

•	our inability to successfully communicate the benefits of data center services to businesses;

•	the decision of businesses to host their Internet infrastructure internally or in other hosting facilities as an alternative to the use of our data center services;

•	our inability to expand our sales to existing customers; and

•	reliability, quality or compatibility problems with our services.

A substantial amount of our past revenues were derived from service upgrades by existing customers. Our costs associated with increasing revenues from existing customers are generally lower than costs associated with generating revenues from new customers. Therefore, slowing revenue growth or declining revenues from our existing customers, even if offset by an increase in revenues from new customers, could reduce our operating margins. Any failure to continue attracting new customers or grow our revenues from existing customers for a prolonged period of time could have a material adverse effect on our operating results.

We may not be able to compete effectively against our current and future competitors.

We face competition from various industry players, including carriers such as China Telecom and China Unicom, carrier-neutral service providers in China such as ChinaNetCenter and Dnion Technology, and the in-house data centers of major corporations, as well as new market entrants in the future. Competition is primarily centered on the quality of service and technical expertise, security reliability and functionality, reputation and brand recognition, financial strength, the breadth and depth of services offered, and price. Some of our current and future competitors have substantially greater financial, technical and marketing resources, greater brand recognition, and more established relationships in the industry than we do. As a result, some of these competitors may be able to:

•	adapt to new or emerging technologies and changes in customer requirements more quickly;

•	bundle services and provide at reduced prices;

•	take advantage of acquisition and other opportunities more readily;

•	adopt more aggressive pricing policies and devote greater resources to the promotion, marketing, and sales of their services; and

•	devote greater resources to the research and development of their products and services.

If we are unable to compete effectively and successfully against our current and future competitors, our business prospects, financial condition and results of operations could be materially and adversely affected.

We depend on third-party suppliers for key elements of our network infrastructure.

To provide high performance connectivity services to our customers through our network access points, we purchase connections from several network service providers, primarily China Telecom and China Unicom. We can offer no assurances that these service providers will continue to provide service to us on a cost-effective basis or on otherwise competitive terms, if at all, or that these providers will provide us with additional capacity to adequately meet customer demand or to expand our business. Any of these factors could limit our growth prospects and materially and adversely affect our business.

We also depend on third parties for optical fibers for our data transmission network. We offer no assurance that we will be able to maintain a good relationship with our fiber suppliers or renew our leases on commercially reasonably terms, if at all. The occurrence of these events would materially and adversely affect our ability to provide services and affect our business and results of operations.

In addition, we currently purchase routers, switches and other equipment from a limited number of suppliers. We do not carry significant inventories of the products we purchase, and we have no guaranteed supply arrangements with our suppliers. The loss of a significant vendor could delay any build-out of our infrastructure and increase our costs. If our suppliers fail to provide products or services that comply with evolving Internet standards or that interoperate with other products or services we use in our network infrastructure, then we may be unable to meet all or a portion of our customer service commitments, which could materially and adversely affect our results.

Our self-built and partnered data centers are vulnerable to security breaches , which could disrupt our operations and have a material adverse effect on our business, financial performance and operating results.

A party who is able to compromise the security measures of our data centers and networks or the security of our infrastructure could misappropriate either our proprietary information or the information of our customers, or cause interruptions or malfunctions in our operations. In addition, we have less control over our partnered data centers, which are operated by China Telecom or China Unicom. We may be required to devote significant capital and resources to protect against such threats or to alleviate problems caused by breaches in security. As techniques used to breach security change frequently and are generally not recognized until launched against a target, we may not be able to implement security measures in a timely manner or, if and when implemented, we may not be certain whether these measures could be circumvented. Any breaches that may occur could expose us to increased risk of lawsuits, regulatory penalties, loss of existing or potential customers, harm to our reputation and significant increases in our security costs, which could have a material adverse effect on our financial performance and operating results.

We depend on third parties for telecommunication network services, and increased telecommunication costs may adversely affect our operating results.

Our success depends in part upon the capacity, reliability, and performance of our network infrastructure, including the capacity leased from our Internet bandwidth suppliers, which are primarily China Telecom and China Unicom. We depend on these companies to provide us with uninterrupted and error-free services through their telecommunications networks. However, some of these providers are also our competitors and we exercise little control over our bandwidth suppliers. In addition, we have experienced and expect to continue to experience interruptions or delays in network services. Any failure on our part or the part of our third-party suppliers to achieve or maintain high data transmission capacity, reliability or performance could significantly reduce customer demand for our services and damage our business and reputation.

As our customer base grows and their usage of telecommunications capacity increases, we may be required to make additional investments in our capacity to maintain adequate data transmission speeds. The availability of such capacity may be limited or the cost may be on terms unacceptable to us. If adequate capacity is not available to us as our customers’ usage increases, our network may be unable to achieve or maintain sufficiently high data transmission capacity, reliability or performance. In addition, our operating margins may suffer if our bandwidth suppliers increase the prices for their services and we are unable to pass along the increased costs to our customers.

Our business is sensitive to global economic conditions. A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our results of operation.

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and it is facing new challenges, including the escalation of the European sovereign debt crisis since 2011. It is unclear whether the European sovereign debt crisis will be contained and what effects it may have. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China. There have also been concerns over unrest in the Middle East and Africa, which have resulted in higher oil prices and significant market volatility, and over the possibility of a war involving Iran. There have also been concerns about the economic effect of the earthquake, tsunami and nuclear crisis in Japan. Economic conditions in China are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

If we are unable to meet our customers’ requirements, our reputation and operating results could suffer.

Our agreements with our customers contain certain guarantees regarding our performance. For hosting services, we guarantee 99.99% uptime for power and 99.9% uptime for network connectivity, failure of which will cause us to provide free service for the following month. Although we have not had any material customer claims for power failures or network disconnections, our success depends on our ability to meet or exceed our customers’ expectations. We have not had any major customer service issues in the past. However, if in the future we are unable to provide customers with quality customer support in a variety of areas, we could face customer dissatisfaction, decreased overall demand for our services, and loss of revenue. In addition, our inability to meet customer service expectations may damage our reputation and could consequently limit our ability to retain existing customers and attract new customers, which would adversely affect our ability to generate revenue and negatively impact our operating results.

We rely on customers in the Internet sector for most of our revenues.

We derived over a majority of our revenues in 2011 from customers in China’s Internet sector, including portals, search engines, online media, e-commerce and online game companies. The business models of some Internet companies are relatively new and have not been well proven. Many Internet companies base their business prospects on the continued growth of China’s Internet market, which may not happen as expected. In addition, our business would suffer if companies in China’s Internet sector reduce the outsourcing of their data center services. If any of these events happen, we may lose customers or have difficulties in selling our services, which would materially and adversely affect our business and results of operations.

We may require additional capital to meet our future capital needs, which may adversely affect our financial position and result in additional shareholder dilution.

We will require significant capital expenditures to fund our future growth. We may need to raise additional funds through equity or debt financings in the future in order to meet our capital needs in relation to the construction of our self-built data centers. If we raise additional funds through further issuances of equity or equity-linked securities, our existing shareholders could suffer significant dilution in their percentage ownership of our company, and any new equity securities we issue could have rights, preferences, and privileges senior to those of holders of our ordinary shares. In addition, any debt financing that we may obtain, if at all, in the future could have restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions.

Increased power costs and limited availability of electrical resources may adversely affect our operating results.

Costs of power account for a significant portion of our costs for both our self-built data centers and partnered data centers. We may not be able to pass on increased power costs to our customers, which could harm our results of operations. Power and cooling requirements at our data centers are also increasing as a result of the increasing power demands of today’s servers. Since we rely on third parties to provide our data centers with power sufficient to meet our customers’ power needs, our data centers could have a limited or inadequate access to electricity. Our customers’ demand for power may also exceed the power capacity in our older data centers, which may limit our ability to fully utilize these data centers. This could adversely affect our relationships with our customers, which could harm our business and have an adverse effect on our results of operations.

If we are unable to manage our growth effectively, our financial results could suffer.

The growth of our business and our service offerings may strain our operating and financial resources. Furthermore, we intend to continue expanding our overall business, customer base, headcount, and operations. Managing a geographically dispersed workforce requires substantial management effort and significant additional investment in our operating and financial system capabilities and controls. If our information systems are unable to support the demands placed on them by our growth, we may need to implement new systems, which would be disruptive to our business. We may be unable to manage our expenses effectively in the future due to the expenses associated with these expansions, which may negatively impact our gross margins or operating expenses. If we fail to improve our operational systems or to expand our customer service capabilities to keep pace with the growth of our business, we could experience customer dissatisfaction, cost inefficiencies, and lost revenue opportunities, which may materially and adversely affect our operating results.

If we are unable to adapt to evolving technologies and customer demands in a timely and cost-effective manner, our ability to sustain and grow our business may suffer.

To be successful, we must adapt to our rapidly changing market by continually improving the performance, features, and reliability of our services and modifying our business strategies accordingly. We could also incur substantial costs if we need to modify our services or infrastructure in order to adapt to these changes. We may not be able to timely adapt to changing technologies, if at all. Our ability to sustain and grow our business would suffer if we fail to respond to these changes in a timely and cost-effective manner. New technologies or industry standards have the potential to replace or provide lower cost alternatives to our data center services. The adoption of such new technologies or industry standards could render some or all of our services obsolete or unmarketable. We cannot guarantee that we will be able to identify the emergence of all of these new service alternatives successfully, modify our services accordingly, or develop and bring new products and services to market in a timely and cost-effective manner to address these changes. If and when we do identify the emergence of new service alternatives and introduce new products and services to market, those new products and services may need to be made available at lower price points than our then-current services. Failure to provide services to compete with new technologies or the obsolescence of our services could lead us to lose current and potential customers or could cause us to incur substantial costs, which would harm our operating results and financial condition. Our introduction of new alternative products and services that have lower price points than current offerings may result in our existing customers switching to the lower cost products, which could reduce our revenue and have a material adverse effect of our operating results.

If we fail to maintain a strong brand name and protect our brand name from dilution, we may lose our existing customers and have difficulties retaining new customers, which may have an adverse effect on our business and results of operation.

We have enjoyed a strong brand name in Chinese, “ ”, among our customers. As our business grows, we plan to continue to focus our efforts to establish a wider recognition of our brand to attract potential customers. We cannot assure you that we will effectively allocate our resources for these activities or succeed in maintaining and broadening our brand recognition among the customers. Our major brand names and logos are registered trademarks in China. However, preventing trademark and trade name infringement or misuse could be difficult, costly and time-consuming, particularly in China. There had been incidents in the past where third parties used our brand without our authorization and we had to resort to litigation to protect our intellectual property rights. We may continue to experience similar disputes in the future or otherwise fail to fully protect our brand name, which may have an adverse effect on our business and financial results.

Rapid urbanization and changes in zoning and urban planning in China may cause our leased properties to be demolished, removed or otherwise affected.

China is undergoing a rapid urbanization process, and zoning requirements and other governmental mandates with respect to urban planning of a particular area may change from time to time. When there is a change in zoning requirements or other governmental mandates with respect to the areas where our data centers are located, the affected data centers may need to be demolished and removed. As a result, we may have to relocate our data centers to other locations. We have not experienced such demolition and relocation in the past, but we cannot assure you that we will not experience demolitions or interruptions of our data center operations due to zoning or other local regulations. Any such demolition and relocation could cause us to lose primary locations for our data centers and we may not be able to achieve comparable operation results following the relocations. While we may be reimbursed for such demolition and relocation, we cannot assure you that the reimbursement, as determined by the relevant government authorities, will be sufficient to cover our direct and indirect losses. Accordingly, our business, results of operations and financial condition may be materially and adversely affected.

Our business depends substantially on the continuing efforts of our executives, and our business may be severely disrupted if we lose their services.

Our future success heavily depends upon the continued services of our executives and other key employees. In particular, we rely on the expertise and experience of Sheng Chen, our co-founder, chairman of the board of directors and chief executive officer, and Jun Zhang, our co-founder and chief operating officer. We rely on their industry expertise, their experience in our business operations and sales and marketing, and their working relationships with our employees, our other major shareholders, our clients and relevant government authorities. If one or more of our senior executives were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all. If any of our senior executives joins a competitor or forms a competing company, we may lose clients, suppliers, key professionals and staff members. Each of our executive officers has entered into an employment agreement with us, which contains non-competition provisions. However, if any dispute arises between our executive officers and us, we cannot assure you the extent to which any of these agreements could be enforced in China, where these executive officers reside, in light of the uncertainties with China’s legal system. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could limit the legal protections available to you and us.”

If we are unable to recruit or retain qualified personnel, our business could be harmed.

We must continue to identify, hire, train, and retain IT professionals, technical engineers, operations employees, and sales and management personnel who maintain relationships with our customers and who can provide the technical, strategic, and marketing skills required for our company to grow. There is a shortage of qualified personnel in these fields, and we compete with other companies for the limited pool of these personnel. Any failure to recruit and retain necessary technical, managerial, sales, and marketing personnel, including but not limited to members of our executive team, could harm our business and our ability to grow our company.

The uncertain economic environment may continue to have an adverse impact on our business and financial condition.

The uncertain economic environment could have an adverse effect on our liquidity. While we believe we have a strong customer base, if the current market conditions were to worsen, some of our customers may have difficulty paying us and we may experience increased churn in our customer base and reductions in their commitments to us. We may also be required to further increase our allowance for doubtful accounts and our results would be negatively impacted. Our sales cycle could also be lengthened if customers slow spending, or delay decision-making, on our products and services, which could adversely affect our revenues growth and our ability to recognize revenue. Finally, we could also experience pricing pressure as a result of economic conditions if our competitors lower prices and attempt to lure away our customers with lower cost solutions. Finally, our ability to access the capital markets may be severely restricted at a time when we would like, or need, to do so which could have an impact on our flexibility to pursue additional expansion opportunities and maintain our desired level of revenue growth in the future.

Our operating results have fluctuated and may continue to fluctuate, which could make our future results difficult to predict. This may also result in significant volatility in, and otherwise adversely affect, the market for our ADSs.

Our operating results have fluctuated and may continue to fluctuate due to a variety of factors, including many of the risks described in this section, which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our operating results for any prior periods as an indication of our future operating performance. Fluctuations in our revenue can lead to even greater fluctuations in our operating results. Our budgeted expense levels depend in part on our expectations of long-term future revenue. Given relatively fixed operating costs related to our personnel and facilities, any substantial adjustment to our expenses to account for lower than expected levels of revenue will be difficult and time consuming. Consequently, if our revenue does not meet projected levels, our operating performance will be negatively affected. Fluctuations in our operating results could result in significant volatility in, and otherwise.

If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence in our company and the market price of our ADSs may be adversely affected.

As a public company, we are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2012. In addition, beginning at the same time, our independent registered public accounting firm must report on the effectiveness of our internal control over financial reporting. If we fail to fully remediate any weaknesses and deficiencies that we may identify as a result of our Section 404 readiness and compliance assessment, if any, our management and our independent registered public accounting firm may conclude that our internal control over financial reporting is not effective as of December 31, 2012. This could adversely impact the market price of our ADSs due to a loss of investor confidence in the reliability of our financial reporting processes. We will need to incur significant costs and use management and other resources in order to comply with Section 404.

Compliance with rules and regulations applicable to companies publicly listed in the United States is costly and complex and any failure by us to comply with these requirements on an ongoing basis could negatively affect investor confidence in us and cause the market price of our ADSs to decrease.

In addition to Section 404, the Sarbanes-Oxley Act also mandates, among other things, that companies adopt corporate governance measures, imposes comprehensive reporting and disclosure requirements, sets strict independence and financial expertise standards for audit committee members, and imposes civil and criminal penalties for companies, their chief executive officers, chief financial officers and directors for securities law violations. For example, in response to the Sarbanes-Oxley Act, the NASDAQ has adopted additional comprehensive rules and regulations relating to corporate governance. These laws, rules and regulations have increased the scope, complexity and cost of our corporate governance and reporting and disclosure practices. Our current and future compliance efforts will continue to require significant management attention. In addition, our board members, chief executive officer and chief financial officer could face an increased risk of personal liability in connection with the performance of their duties. As a result, we may have difficulty attracting and retaining qualified board members and executive officers to fill critical positions within our company. Any failure by us to comply with these requirements on an ongoing basis could negatively affect investor confidence in us, cause the market price of our ADSs to decrease or even result in the delisting of our ADSs from the NASDAQ.

We are subject to China’s anti-corruption laws and the U.S. Foreign Corrupt Practices Act. Our failure to comply with these laws could result in penalties, which could harm our reputation and have an adverse effect on our business, results of operations and financial condition.

We are subject to the U.S. Foreign Corrupt Practices Act, or the FCPA, which generally prohibits companies and anyone acting on their behalf from offering or making improper payments or providing benefits to foreign officials for the purpose of obtaining or keeping business, along with various other anti-corruption laws, including China’s. Our existing policies prohibit any such conduct and we are in the process of implementing additional policies and procedures designed to ensure that we, our employees and intermediaries comply with the FCPA and other anti-corruption laws to which we are subject. There is, however, no assurance that such policies or procedures will work effectively all the time or protect us against liability under the FCPA or other anti-corruption laws for actions taken by our employees and intermediaries with respect to our business or any businesses that we may acquire. We operate in the data center services industry in China and generally purchase our hosting facilities and telecommunications resources from state or government-owned enterprises and sell our services domestically to customers that include state or government-owned enterprises or government ministries, departments and agencies. This puts us in frequent contact with persons who may be considered “foreign officials” under the FCPA, resulting in an elevated risk of potential FCPA violations. If we are not in compliance with the FCPA and other applicable anti-corruption laws governing the conduct of business with government entities or officials, we may be subject to criminal and civil penalties and other remedial measures, which could have an adverse impact on our business, financial condition and results of operations. Any investigation of any potential violations of the FCPA or other anti-corruption laws by U.S. or foreign authorities, including Chinese authorities, could adversely impact our reputation, cause us to lose customer sales and access to hosting facilities and telecommunications resources, and lead to other adverse impacts on our business, financial condition and results of operations.

If we fail to protect our intellectual property rights, our business may suffer.

We consider our copyrights, trademarks, trade names and Internet domain names invaluable to our ability to continue to develop and enhance our brand recognition. Historically, the PRC has afforded less protection to intellectual property rights than the United States. We utilize proprietary know-how and trade secrets and employ various methods to protect such intellectual property. Unauthorized use of our copyrights, trademarks, trade names and domain names may damage our reputation and brand. Preventing copyright, trademark and trade name infringement or misuse could be difficult, costly and time-consuming, particularly in China. The measures we take to protect our copyrights, trademarks and other intellectual property rights are currently based upon a combination of trademark and copyright laws in China and may not be adequate to prevent unauthorized uses. Furthermore, application of laws governing intellectual property rights in China is uncertain and evolving, and could involve substantial risks to us. If we are unable to adequately protect our trademarks, copyrights and other intellectual property rights in the future, we may lose these rights, our brand name may be harmed, and our business may suffer materially. Furthermore, our management’s attention may be diverted by violations of our intellectual property rights, and we may be required to enter into costly litigation to protect our proprietary rights against any infringement or violation.

We may face intellectual property infringement claims that could be time-consuming and costly to defend. If we fail to defend ourselves against such claims, we may lose significant intellectual property rights and may be unable to continue providing our existing services.

Our technologies and business methods, including those relating to data center services, may be subject to third-party claims or rights that limit or prevent their use. Companies, organizations or individuals, including our competitors, may hold or obtain patents or other proprietary rights that would prevent, limit or interfere with our ability to make, use or sell our services or develop new services, which could make it more difficult for us to operate our business. Intellectual property registrations or applications by others relating to the type of services that we provide may give rise to potential infringement claims against us. In addition, to the extent that we gain greater visibility and market exposure as a public company, we are likely to face a higher risk of being subject to intellectual property infringement claims from third parties. We expect that infringement claims may further increase as the number of products, services and competitors in our market increases. Further, continued success in this market may provide an impetus to those who might use intellectual property litigation as a tool against us.

It is critical that we use and develop our technology and services without infringing the intellectual property rights of third parties, including but not limited to patents, copyrights, trade secrets and trademarks. Intellectual property litigation is expensive and time-consuming and could divert management’s attention from our business. A successful infringement claim against us, whether with or without merit, could, among others things, require us to pay substantial damages, develop non-infringing technology or enter into royalty or license agreements that may not be available on acceptable terms, if at all, and cease making, licensing or using products that have infringed a third party’s intellectual property rights. Protracted litigation could also result in existing or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation, or could require us to indemnify our customers against infringement claims in certain instances. Any intellectual property litigation could have a material adverse effect on our business, results of operations or financial condition.

If we fail to defend ourselves against any intellectual property infringement claim, we may lose significant intellectual property rights and may be unable to continue providing our existing services, which could have a material adverse effect on our results of operations and business prospects.

We have granted, and may continue to grant, stock options and other forms of share-based incentive awards, which may result in significant share-based compensation expenses.

As of April 9, 2012, options to purchase a total of 20,366,968 ordinary shares of our company are outstanding under our 2010 share incentive plan. See “Item 6.B—Compensation of Directors and Executive Officers—Share Incentive Plan.” For the year ended December 31, 2011, we recorded RMB42.0 million (US$6.7 million) in share-based compensation expenses. We believe share-based incentive awards enhance our ability to attract and retain key personnel and employees, and we will continue to grant stock options and other share-based awards to employees in the future. If our share-based compensation expenses continue to be significant, our results of operations would be materially and adversely affected.

Furthermore, although we have recorded RMB206.1 million (US$32.7 million) of share-based compensation expenses in connection with 24,826,090 fully-vested ordinary shares issued to Sunrise, a company solely owned by our chairman and chief executive officer, we may record share-based compensation expense for a portion or all of these 24,826,090 shares again at significantly different values if our chairman and chief executive officer at a future date, decide to transfer a portion of these shares to existing and former employees of our company. Any share-based shareholder contribution, if and when made by our chairman and chief executive officer for the benefit of our company, would be required to be recognized as share-based compensation expenses within our results of operations, which would be derived from the estimated fair value of the ordinary share award on the transfer date. Our future results of operations may be materially and adversely affected if a significant amount of share-based compensation is recorded in connection with such future transfers of these ordinary shares.

We may not have adequate insurance coverage to protect us from potential losses.

Our operations are subject to hazards and risks normally associated with daily operations for our data center. Currently, we maintain insurance policies with respect to our equipment, but we do not maintain any business interruption insurance or third-party liability insurance. Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies do in more developed economies. The occurrence of any events not covered by our limited insurance may result in interruption of our operations and subject us to significant losses or liabilities. In addition, any losses or liabilities that are not covered by our current insurance policies or are not insured at all may have a material adverse effect on our business, results of operations and financial condition.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

Our business could be materially and adversely affected by natural disasters or public health emergencies, such as the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, or another epidemic. On May 12, 2008 and April 14, 2010, severe earthquakes hit part of Sichuan province in southeastern China and part of Qinghai province in western China, respectively, resulting in significant casualties and property damage. While we did not suffer any loss or experience any significant increase in cost resulting from these earthquakes, if a similar disaster were to occur in the future that affected Beijing or another city where we have major operations, our operations could be materially and adversely affected due to loss of personnel and damages to property. In addition, a similar disaster affecting a larger, more developed area could also cause an increase in our costs resulting from the efforts to resurvey the affected area. Even if we are not directly affected, such a disaster could affect the operations or financial condition of our customers and suppliers, which could harm our results of operations.

In April 2009, a new strain of influenza A virus subtype H1N1, commonly referred to as “swine flu,” was first discovered in North America and quickly spread to other parts of the world, including China. In early June 2009, the World Health Organization declared the outbreak to be a pandemic, while noting that most of the illnesses were of moderate severity. The PRC Ministry of Health has reported several hundred deaths caused by influenza A (H1N1). Any outbreak of avian influenza, SARS, influenza A (H1N1) or other adverse public health epidemic in China may have a material and adverse effect on our business operations. These occurrences could require the temporary closure of our offices or prevent our staff from traveling to our customers’ offices to provide on-site services. Such closures could severely disrupt our business operations and adversely affect our results of operations.

The audit report included in this annual report are prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the US Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the US Public Company Accounting Oversight Board (United States) (“the “PCAOB”), is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements, which may have a material adverse effect on our ADS price.

Risks Related to Our Corporate Structure

If the PRC government finds that the arrangements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in the telecommunications business or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

The PRC government regulates telecommunications-related businesses through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership of PRC companies that engage in telecommunications-related businesses. Specifically, foreign investors are not allowed to own more than a 50% equity interest in any PRC company engaging in value-added telecommunications businesses.

Because we are a Cayman Islands company, we are classified as a foreign enterprise under PRC laws and regulations, and our wholly-owned PRC subsidiary, 21Vianet Data Center Company Limited, or 21Vianet China, is a foreign-invested enterprise. To comply with PRC laws and regulations, we conduct our business in China through contractual arrangements with Beijing aBitCool Network Technology Co., Ltd., or 21Vianet Technology, and its shareholders. These contractual arrangements provide 21Vianet China with effective control over 21Vianet Technology. For a description of these contractual arrangements, see “Item 7.B—Related Party Transaction—Contractual Arrangements with Our Consolidated VIE.”

The Ministry of Industry and Information Technology, or MIIT, issued a circular in July 2006 requiring foreign investors to set up a foreign-invested enterprise and obtain a value-added telecommunications business operating license, or VAT license, in order to conduct any value-added telecommunications business in China. Pursuant to this circular, a domestic VAT license holder is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including resources, sites or facilities, to foreign investors that conduct value-added telecommunications business in China illegally. Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business must be owned by the local VAT license holder or its shareholder. The circular further requires each VAT license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. Due to a lack of interpretations from MIIT, it is unclear what impact this circular will have on us or other similarly situated companies.

Based on its understanding of the relevant laws and regulations, King & Wood Mallesons, our PRC legal counsel, is of the opinion that each of the contracts among 21Vianet China, 21Vianet Technology and the shareholders of 21Vianet Technology governed by PRC law is valid and legally binding upon each party of such agreements under PRC laws and regulations, and will not result in any violation of PRC laws or regulations currently in effect. However, as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, the telecommunications circular described above and the Telecommunications Regulations and the relevant regulatory measures concerning the telecommunications industry, therefore, we cannot assure you that the PRC government that regulate providers of data center service and other participants in the telecommunications industry would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

Various media sources have recently reported that the China Securities Regulatory Commission, or the CSRC, prepared a report proposing pre-approval by a competent central government authority of offshore listings by China-based companies with variable interest entity structures, such as ours, that operate in industry sectors subject to foreign investment restrictions. However, it is unclear whether the CSRC officially issued or submitted such a report to a higher level government authority or what any such report provides, or whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or what they would provide. If our corporate and contractual structure is deemed by MIIT, or other regulators having competent authority, to be illegal, either in whole or in part, we may have to modify such structure to comply with regulatory requirements. However, we cannot assure you that we can achieve this without material disruption to our business. Further, if our corporate and contractual structure is found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking our business and operating licenses;

•	levying fines on us;

•	confiscating any of our income that they deem to be obtained through illegal operations;

•	shutting down a portion or all of our networks and servers;

•	discontinuing or restricting our operations in China;

•	imposing conditions or requirements with which we may not be able to comply;

•	requiring us to restructure our corporate and contractual structure;

•	restricting or prohibiting our use of the proceeds from our initial public offering to finance our PRC affiliated entities’ business and operations; and

•	taking other regulatory or enforcement actions that could be harmful to our business.

Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in our variable interest entities, or VIE, including such equity interest, may be put under court custody. As the consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest. In addition, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. Occurrence of any of these events could materially and adversely affect our business, financial condition and results of operations.

Our contractual arrangements with 21Vianet Technology may result in adverse tax consequences to us.

We could face material and adverse tax consequences if the PRC tax authorities determine that our contractual arrangements with 21Vianet Technology, our consolidated variable interest entity, were not made on an arm’s length basis and may adjust our income and expenses for PRC tax purposes by requiring a transfer pricing adjustment. A transfer pricing adjustment could adversely affect us by (i) increasing the tax liabilities of 21Vianet Technology without reducing 21Vianet China’s tax liability, which could further result in late payment fees and other penalties to 21Vianet Technology for underpaid taxes; or (ii) limiting the ability of 21Vianet Technology to obtain or maintain preferential tax treatments and other financial incentives.

We rely on contractual arrangements with our consolidated variable interest entity and its shareholders for our China operations, which may not be as effective as direct ownership in providing operational control.

We rely on contractual arrangements with our consolidated variable interest entity, 21Vianet Technology, and its shareholders, to operate our business in China. For a description of these contractual arrangements, see “Item 7.B—Related Party Transaction—Contractual Arrangements with Our Consolidated VIE.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated variable interest entity. As a legal matter, if our consolidated variable interest entity or its shareholders fail to perform their respective obligations under these contractual arrangements, we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing these contractual arrangements, it would be very difficult to exert effective control over 21Vianet Technology, and our ability to conduct our business and our financial conditions and results of operation may be materially and adversely affected. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could limit legal protections available to you and us.”

The shareholders of our consolidated variable interest entity may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of our consolidated variable interest entity, 21Vianet Technology, are also the founders, directors, executive officers, employees and ultimate shareholders of our company. Conflicts of interests between their roles may arise. We cannot assure you that if and when conflicts of interest arise, these individuals will act in the best interests of our company and our shareholders or that conflicts of interests will be resolved in our favor. In addition, these individuals may breach or cause our consolidated variable interest entity to breach the existing contractual arrangements. Currently, we do not have arrangements to address potential conflicts of interest between these individuals and our company. We rely on these individuals to abide by the laws of the Cayman Islands and China. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of our consolidated variable interest entity, we would have to rely on legal proceedings, which could result in disruption of our business and substantial uncertainty as to the outcome of any such legal proceedings.

We may lose the ability to use and enjoy assets held by our consolidated variable interest entity that are important to the operation of our business if it goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with our consolidated variable interest entity, 21Vianet Technology, and its shareholders, 21Vianet Technology holds certain assets that are important to our business operations. If 21Vianet Technology goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business operations, which could materially and adversely affect our business, financial condition and results of operations. If 21Vianet Technology undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and result of operations.

Risks Related to Doing Business in China

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our services and adversely affect our competitive position.

Substantially all of our operations are conducted in China and substantially all of our sales are made in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, the level of development, the growth rate, the control of foreign exchange and allocation of resources. While the PRC economy has grown significantly over the past several decades, the growth has been uneven across different periods, regions and among various economic sectors of China. We cannot assure you that the PRC economy will continue to grow, or that if there is growth, such growth will be steady and uniform, or that if there is a slowdown, such a slowdown will not have a negative effect on our business.

The PRC government exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. From late 2003 to mid-2008, the PRC government implemented a number of measures, such as increasing the People’s Bank of China’s statutory deposit reserve ratio and imposing commercial bank lending guidelines that had the effect of slowing the growth of credit, which in turn may have slowed the growth of the PRC economy. In response to the global and Chinese economic downturn in 2008, the PRC government promulgated several measures aimed at expanding credit and stimulating economic growth including decreasing the People’s Bank of China’s statutory deposit reserve ratio and lowering benchmark interest rates several times. Since January 2010, however, the People’s Bank of China has increased the statutory deposit reserve ratio in response to rapid growth of credit in 2009. In 2011, the PRC government introduced measures in certain sectors to avoid overheating of the economy, including tighter bank lending policies and increases in bank interest rates. More recently, the PRC government has announced its intention to relax certain of these policies in response to slowed growth in the PRC economy in the latter half of 2011. It is unclear whether PRC economic policies will be effective in maintaining stable economic growth in the future. Any slowdown in China’s economic growth could lead to reduced demand for our solutions, which could materially and adversely affect our business, financial condition and results of operations.

Uncertainties with respect to the PRC legal system could limit legal protections available to you and us.

We conduct our business primarily through our subsidiary, our VIE and its subsidiaries in China. Our operations in China are governed by PRC laws and regulations. 21Vianet China is a foreign-invested enterprise and is subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to foreign-invested enterprises. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but are not binding.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past several decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules, some of which may not be published on a timely basis or at all, and some of which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may also impede our ability to enforce the contracts we have entered into. As a result, these uncertainties could materially and adversely affect our business and results of operations.

We rely principally on dividends paid by our operating subsidiary to fund cash and financing requirements, and limitations on the ability of our operating subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and fund our operations.

We are a holding company and conduct substantially all of our business through 21Vianet China, our operating subsidiary, and our consolidated affiliated entities, which are limited liability companies established in China. We rely principally on dividends paid by our subsidiary for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations. In particular, regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with the PRC accounting standards and regulations. Our PRC subsidiary, 21Vianet China, is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. In addition, 21Vianet China is required to allocate a portion of its after-tax profit to its staff welfare and bonus fund at the discretion of its board of directors. Moreover, if 21Vianet China incurs any debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Any limitation on the ability of 21Vianet China to distribute dividends and other distributions to us could materially and adversely limit our ability to make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

If we fail to acquire, obtain or maintain applicable telecommunications licenses, or are deemed by relevant governmental authorities to be operating outside the terms of our existing license, our business would be materially and adversely affected.

Pursuant to the Telecommunications Regulations promulgated by the PRC State Council in September 2000, telecommunications businesses are divided into two categories, namely, (i) “basic telecommunications businesses,” which refers to businesses that provide public network infrastructure, public data transmission and basic voice communications services, and (ii) “value-added telecommunications businesses,” which refer to businesses that provide telecommunications and information services through the public network infrastructure. If the value-added telecommunications service covers two or more provinces, autonomous regions or municipalities, such service shall be approved by the MIIT and the service provider shall obtain a Cross-Regional Valued Added Telecommunications License. Pursuant to the Cross-Regional Valued Added Technology License issued to Beijing 21Vianet Broad Band Data Center Co., Ltd., or 21Vianet Beijing, by the MIIT on January 17, 2012, 21Vianet Beijing is permitted to carry out its data center business under the first category of “value-added telecommunications business” across nine cities in China. Pursuant to the Valued Added Technology License issued to CYSD by the Beijing Communications Administration on April 25, 2011, CYSD is permitted to carry out its Internet access service business under the second category of “value-added telecommunications business” in Beijing. Pursuant to the Valued Added Technology License issued to Gehua by the Guangzhou Communications Administration, Gehua is permitted to carry out its Internet access service business and Internet information service business under the second category of “value-added telecommunications business” in Guangdong province from December 29, 2011 to December 29, 2016.

In connection with our data center services, we provide managed network services that connect our data centers with the telecommunication backbones of China’s major carriers, major non-carriers and ISPs as well as connect servers housed in our data centers. Our managed network services are offered in the form of bandwidth with optimized interconnectivity. Furthermore, we have been continuously developing our hosting service and managed network service to better serve our customers, and as a result, we introduce new technologies and services from time to time to support and improve our current business. Besides, as of the date of this annual report, there is no legal definition as to what constitutes a “managed network services,” nor are there laws or regulations in China specifically governing the managed network services. We cannot assure you that PRC governmental authorities will continue to deem our hosting service and will deem our managed network service and any of our newly developed technologies, network and services used in our business as a type of value-added telecommunications business or a business covered under the Cross-Regional Valued Added Telecommunications License of 21Vianet Beijing and the Valued Added Technology License issued to CYSD and Gehua. As we expand our networks across China, it is also possible that the MIIT, in the future, may deem our operations to have exceeded the terms of our existing licenses. Further, we cannot assure you that 21Vianet Beijing, CYSD and Gehua will be able to successfully renew its respective VAT license upon its expiration, or obtaining other appropriate licenses necessary for us to carry out our business or that these VAT licenses will continue to cover all aspects of our operations upon its renewal. In addition, new laws, regulations or government interpretations may also be promulgated from time to time to regulate the hosting service and managed network service or any of our related technology or services, which may require us to obtain additional, or expand existing, operating licenses or permits. Any of these factors could result in our disqualification from carrying out our current business, causing significant disruption to our business operations which may materially and adversely affect our business, financial condition and results of operations.

Under the PRC Enterprise Income Tax Law, we may be classified as a “resident enterprise” of China. Such classification could result in unfavorable tax consequences to us and our non-PRC holders of shares and ADSs.

Pursuant to the PRC Enterprise Income Tax Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The term “de facto management body” is defined as the management body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. Given that the Enterprise Income Tax Law is relatively new and ambiguous in terms of some definitions, requirements and detailed procedures, it is unclear how tax authorities will determine tax residency based on the facts of each case.

We believe we are not a PRC resident enterprise, however if the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow: (i) we may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations; (ii) a 10% withholding tax may be imposed on dividends we pay to our non-PRC holders of shares and ADSs; and (iii) a 10% PRC tax may apply to gains derived by our non-PRC holders of shares and ADSs from transferring our shares or ADSs, if such income is considered PRC-source income.

Similarly, such unfavorable tax consequences could apply to our Hong Kong subsidiary, 21ViaNet Group Limited, or 21Vianet HK, if it is deemed to be a “resident enterprise” by the PRC tax authorities. Notwithstanding the foregoing provisions, the Enterprise Income Tax Law also provides that the dividends paid between “qualified resident enterprises” are exempt from enterprise income tax. If 21Vianet HK is deemed a “resident enterprise” for PRC enterprise income tax purposes, the dividends it receives from its PRC subsidiary, 21Vianet China, may constitute dividends between “qualified resident enterprises” and therefore qualify for tax exemption. However, the definition of “qualified resident enterprise” is unclear and the relevant PRC government authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Even if such dividends qualify as “tax-exempt income,” we cannot guarantee that such dividends will not be subject to any withholding tax.

We and our non-resident investors face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the State Administration of Taxation, or the SAT, on December 10, 2009 with retroactive effect from January 1, 2008, where a non-PRC resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or an indirect transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate of less than 12.5% or (ii) does not tax foreign income of its residents, the non-PRC resident enterprise, being the transferor, shall report this indirect transfer to the competent tax authority of the PRC resident enterprise.

Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from an indirect transfer may be subject to PRC tax at a rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

There is uncertainty as to the application of SAT Circular 698. For example, while the term “indirect transfer” is not clearly defined, it is understood that the relevant PRC tax authorities have jurisdiction regarding requests for information over a wide range of foreign entities having no direct contact with China. In addition, there are not any formal declarations with regard to how to determine whether a foreign investor has adopted an abusive arrangement in order to reduce, avoid or defer PRC tax. SAT Circular 698 may be determined by the tax authorities to be applicable to our private equity financing transactions where non-resident investors were involved, if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. As a result, we and our non-resident investors may be at risk of being taxed under SAT Circular 698 and may be required to expend valuable resources to comply with SAT Circular 698 or to establish that we should not be taxed under SAT Circular 698, which may have a material adverse effect on our financial condition and results of operations or such non-resident investors’ investments in us.

Discontinuation of any of the preferential tax treatments available to us or imposition of any additional taxes could adversely affect our financial condition and results of operations.

The PRC Enterprise Income Tax Law, or the New EIT Law, and its implementation rules, became effective on January 1, 2008. The New EIT Law significantly curtails tax incentives granted to foreign-invested enterprises under the PRC Enterprise Income Tax Law concerning foreign-invested enterprises and foreign enterprises, or the Old EIT Law, which was effective prior to January 1, 2008. The New EIT Law, however, (i) reduces the statutory rate of the enterprise income tax from 33% to 25%, (ii) permits companies established before March 16, 2007 to continue to enjoy their existing tax incentives, adjusted by certain transitional phase-out rules promulgated by the State Council on December 26, 2007, and (iii) introduces new tax incentives, subject to various qualification criteria.

In April 2009, 21Vianet Beijing received an approval for the grandfathering of its 6-year tax holiday which effectively commenced from January 1, 2006 and allows it to utilize a three-year 100% tax exemption followed by a three-year 50% reduced EIT rate. In December 2008, 21Vianet Beijing also received an approval as a High and New Technology Enterprises, or HNTE, and is eligible for a 15% preferential tax rate effective from 2008 to 2010. In September 2011, 21Vianet Beijing renewed such approval as a HNTE and is eligible for a 15% preferential tax rate effective from 2011 and 2014. In 2011, 21Vianet (Xi’an) Information Outsourcing Industry Park Services Co., Ltd., or 21Vianet Xi’an, obtained a written approval from Shaanxi Tax Bureau for a preferential tax rate of 15%. The preferential tax rate is awarded to companies that have operations in certain industries and meet the criteria set forth in the Preferential Tax Policies for Development of the Western Regions. Such qualification for preferential tax rate needs to be assessed on an annual basis. In accordance with the PRC Income Tax Laws, an enterprise awarded HNTE status may enjoy a reduced EIT rate of 15%, however, in the event that any of the various provisions of the transitional preferential enterprise income tax policies, the New EIT Law and the implementing regulations overlap, an enterprise may choose the most advantageous policy to apply its sole and absolute discretion. We currently chose to apply the tax holiday but it is unclear how long we will be able to rely on such tax holiday, if at all, because the relevant regulation on such tax holiday is ambiguous. In addition, the qualification as a HNTE is subject to annual administrative evaluation and a three-year review by the relevant authorities in China. If 21Vianet Beijing is not able to enjoy the tax holiday and fails to maintain its HNTE qualification or renew its qualification when the relevant term expires, its applicable enterprise income tax rate may increase to 25%, which could have a material adverse effect on our financial condition and results of operations.

The M&A Rules establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it difficult for us to pursue growth through acquisitions in China.

The M&A Rules include provisions that purport to require approval of the Ministry of Commerce for acquisitions by offshore entities established or controlled by domestic companies, enterprises or natural persons of onshore entities that are related to such domestic companies, enterprises or natural persons, and prohibit offshore entities from using their foreign-invested subsidiaries in China, or through “other means,” to circumvent such requirement. As part of our growth strategy, we obtained control over 21Vianet Technology on July 15, 2003 by entering into contractual arrangements with 21Vianet Technology and their shareholders. We did not seek the approval of the Ministry of Commerce for these transactions based on the legal advice we obtained from our PRC legal counsel in connection with those transactions. However, the M&A Rules also prohibit companies from using any “other means” to circumvent the approval requirement set forth therein and there is no clear interpretation as to what constitutes “other means” of circumvention of the requirement under the M&A Rules. The Ministry of Commerce and other applicable government authorities would therefore have broad discretion in determining whether an acquisition is in violation of the M&A Rules. If PRC regulatory authorities take a view that is contrary to ours, we could be subject to severe penalties. In addition, part of our growth strategy includes acquiring complementary businesses or assets. Complying with the requirements of the M&A Rule to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit the completion of such transactions, which could affect our ability to expand our business or maintain our market share. If any of our acquisitions were subject to the M&A Rule and were found not to be in compliance with the requirements of the M&A Rule in the future, relevant PRC regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds from our initial public offering to make loans or additional capital contributions to our PRC subsidiary or affiliated entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

In utilizing the proceeds we received from our initial public offering or in other financing activities, as an offshore holding company, we may make loans to our PRC subsidiary, 21Vianet China, or our VIE and its subsidiaries in the PRC, or we may make additional capital contributions to 21Vianet China. Any loans to 21Vianet China or our VIE and its subsidiaries in the PRC are subject to PRC regulations. For example, loans by us to 21Vianet China, which is a foreign-invested enterprise, to finance its activities cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange, or SAFE.

We may also decide to finance our operations in China by means of capital contributions. These capital contributions must be approved by the Ministry of Commerce or its local counterpart. We cannot assure you that we will be able to obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our subsidiary. If we fail to receive such approvals, our ability to use the proceeds from our initial public offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

Governmental control of currency conversion may limit our ability to utilize our revenues.

Substantially all of our revenues and expenses are denominated in Renminbi. Under PRC laws, the Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, without the prior approval of the SAFE. Currently, our PRC subsidiary, 21Vianet China, may purchase foreign currencies for settlement of current account transactions, including payments of dividends to us, without the approval of the SAFE. However, foreign exchange transactions by 21Vianet China under the capital account continue to be subject to significant foreign exchange controls and require the approval of or need to register with PRC governmental authorities, including the SAFE. In particular, if 21Vianet China borrows foreign currency loans from us or other foreign lenders, these loans must first be registered with the SAFE. If 21Vianet China, a wholly foreign-owned enterprise, borrows foreign currency, the accumulative amount of its foreign currency loans shall not exceed the difference between the total investment and the registered capital of 21Vianet China. If we finance 21Vianet China by means of additional capital contributions, these capital contributions must be approved by certain government authorities, including the National Development and Reform Commission, the Ministry of Commerce or their respective local counterparts. Any existing and future restrictions on currency exchange may affect the ability of our PRC subsidiary or affiliated entities to obtain foreign currencies, limit our ability to meet our foreign currency obligations or otherwise materially and adversely affect our business.

Fluctuation in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation was halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. As a consequence, the Renminbi fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

There remains significant international pressure on the Chinese government to adopt a substantial liberalization of its currency policy, which could result in further appreciation in the value of the Renminbi against the U.S. dollar. To the extent that we need to convert U.S. dollars into Renminbi for capital expenditures and working capital and other business purposes, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners to personal liability and limit our ability to acquire PRC companies, to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute profits to us, or otherwise materially and adversely affect us.

In October 2005, the SAFE issued a public notice, the Notice on Relevant Issues in the Foreign Exchange Control over Financing and Return Investment Through Special Purpose Companies by Residents Inside China, or Circular 75. According to Circular 75 and the relevant SAFE regulations, prior registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing that offshore company with assets or equity interests in an onshore enterprise located in the PRC. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required for the injection of equity interests or assets of an onshore enterprise in the offshore company or overseas funds raised by such offshore company or another material change involving a change in the capital of the offshore company.

Moreover, Circular 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore companies that have made onshore investments in the PRC in the past are required to complete the relevant registration with the local SAFE branch. Failure to comply with the registration procedures set forth in Circular 75 may result in restrictions on the foreign exchange activities of the relevant foreign-invested enterprises, including the payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate and the capital inflow from the offshore parent, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.

A notice issued by SAFE on May 20, 2011, or Notice 19, further provides detailed provisions and requirements regarding the foreign exchange registration under Circular 75. Under Notice 19, any PRC citizen, resident, or entity which is a direct or indirect shareholder of an offshore entity is required to update any previously filed registration with the local branch of SAFE to reflect any material change in such offshore entity. Moreover, any offshore entity which fails to comply with Circular 75 may remedy by making the registration with the local branch of SAFE after fulfillment of the administrative penalties imposed by the relevant SAFE branch.

We have requested PRC residents holding direct or indirect interest in our company to our knowledge to make the necessary applications, filings and amendments as required under Circular 75 and the relevant SAFE regulations. We attempt to comply, and attempt to ensure that PRC residents holding direct or indirect interest in our company comply, with the relevant requirements, and those persons holding direct or indirect interests in our securities whose identities and addresses we know and who are subject to the Circular 75 and the relevant SAFE regulations have conducted the registration procedures prescribed by Circular 75 and will update such registration. However, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we cannot provide any assurances that these PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by Circular 75 or the relevant SAFE regulations. The failure or inability of these PRC residents to make any required registrations or comply with other requirements under Circular 75 and the relevant SAFE regulations may subject such PRC residents or our PRC subsidiary to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans (including using the proceeds from our initial public offering) to our PRC subsidiary, 21Vianet China, and our VIE and its subsidiaries, limit 21Vianet China’s ability to pay dividends or otherwise distribute profits to us, or otherwise materially and adversely affect us.

Risks Related to our ADSs

The market price of our ADSs has fluctuated and may continue to be volatile.

The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, such as the performance and fluctuation in the market prices or the underperformance or declining financial results of other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes-of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of the Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009 and the second and third quarters of 2011, which may have a material and adverse effect on the market price of our ADSs.

In addition, the market price for our ADSs has fluctuated since we first listed our ADSs on the NASDAQ Global Market on April 21, 2011, until December 31, 2011, the closing prices of our ADSs have ranged from US$8.5 to US$18.8 per ADS, and the latest reporting trading price on April 17, 2012 was US$11.96 per ADS. The market price for our ADSs may be highly volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results and changes or revisions of our expected results;

•	announcements of new services by us or our competitors;

•	changes in financial estimates or recommendations by securities analysts;

•	conditions in the data center industry in China;

•	changes in the performance or market valuations of other companies that provide hosting and managed network services;

•	fluctuations of exchange rates between the Renminbi and the U.S. dollar or other foreign currencies;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	detrimental negative publicity about us, our competitors or our industry;

•	additions or departures of executive officers;

•	sales or perceived potential sales of additional ordinary shares or ADSs;

•	litigation or administrative investigations; and

•	general economic or political conditions in China.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

We have a dual-class voting structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares or preferred shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares. Due to the disparate voting powers attached to these two classes, holders of our Class B ordinary shares have significant voting power over matters requiring shareholder approval. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Substantial future sales of our ADSs in the public market, or the perception that these sales could occur, could cause the price of our ADSs to decline.

Additional sales of our Class A ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of the date of this annual report, we had 335,626,036 ordinary shares outstanding, including 204,379,967 Class A ordinary shares represented by ADSs. All ADSs are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining Class A ordinary shares outstanding are available for sale, subject to volume and other restrictions as applicable under Rule 144 under the Securities Act.

In addition, certain holders of our ordinary shares will have the right to cause us to register the sale of those shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of our ADSs to decline.

You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

Except as described in this annual report and in the deposit agreement, holders of our ADSs are not be able to exercise voting rights attaching to the Class A ordinary shares evidenced by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the Class A ordinary shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. The deposit agreement provides that if the depositary does not timely receive valid voting instructions from the ADS holders, then the depositary shall, with certain limited exceptions, give a discretionary proxy to a person designated by us to vote such shares.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or Class A ordinary shares.

Depending upon the value of our assets, which may be determined based, in part, on the market value of our Class A ordinary shares and ADSs, and the nature of our assets and income over time, we could be classified as a passive foreign investment company, or a PFIC. Under U.S. federal income tax law, we will be classified as a PFIC for any taxable year if either (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value of our assets (based on the average quarterly value of our assets during the taxable year) is attributable to assets that produce or are held for the production of passive income. Based on our current income and assets, we do not expect to be classified as a PFIC for the current taxable year or in the foreseeable future. While we do not anticipate being a PFIC, changes in the nature of our income or assets or the value of our assets may cause us to become a PFIC for the current or any subsequent taxable year. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

Although the law in this regard is not entirely clear, we treat 21Vianet Technology as being owned by us for United States federal income tax purposes, because we control its management decisions and we are entitled to substantially all of its economic benefits, as a result, we consolidate its results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of 21Vianet Technology for United States federal income tax purposes, we would likely be treated as a PFIC for our taxable year ending on December 31, 2012 and for any subsequent taxable years.

If we were to be or become a PFIC, a U.S. Holder (as defined in “Item 10.E. Additional Information—Taxation—Material United States Federal Income Tax Considerations—General”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or Class A ordinary shares and on the receipt of distributions on the ADSs or Class A ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. Further, if we were a PFIC for any year during which a U.S. Holder held our ADSs or Class A ordinary shares, we generally would continue to be treated as a PFIC as to such U.S. Holder for all succeeding years during which such U.S. Holder held our ADSs or Class A ordinary shares. Alternatively, U.S. holders of PFIC shares can sometimes avoid the rules described above by electing to treat a PFIC as a “qualified electing fund.” However, this option will not be available to U.S. Holders because, even if we were to be or become a PFIC, we do not intend to comply with the requirements necessary to permit U.S. Holders to make such election. If a U.S. Holder owns our ADSs or Class A ordinary shares during any taxable year that we are a PFIC, such holder would be required to file an annual report with the U.S. Internal Revenue Service. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of purchasing, holding and disposing of ADSs or Class A ordinary shares if we are or become treated as a PFIC, including the possibility of making a mark-to-market election or “deemed sale” election and the unavailability of the election to treat us as a qualified electing fund. For more information, see “Item 10.E. Additional Information—Taxation—Material United States Federal Income Tax Considerations —Passive Foreign Investment Company Considerations.”

You may not be able to participate in rights offerings, may experience dilution of your holdings and you may not receive cash dividends if it is impractical to make them available to you.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

In addition, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property and you will not receive such distribution.

You may be subject to limitations on transfer of your ADSs.

Your ADSs represented by the ADRs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law, conduct substantially all of our operations in China and a majority of our officers and directors reside outside the United States.

We are incorporated in the Cayman Islands and substantially all of our assets are located outside of the United States. We conduct substantially all of our operations in China through our wholly-owned subsidiary in China. The majority of our officers and directors reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it may be difficult for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state, and it is uncertain whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state.

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (as amended) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than they would as shareholders of a public company of the United States.

Our memorandum and articles of association contain anti-takeover provisions that could adversely affect the rights of holders of our ordinary shares and ADSs.

Our memorandum and articles of association contain certain provisions that could limit the ability of others to acquire control of our company, including a provision that grants authority to our board of directors to establish from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. The provisions could have the effect of depriving our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

We have incurred increased costs as a result of being a public company.

As a public company, we have incurred significant accounting, legal and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as new rules subsequently implemented by the SEC and the NASDAQ Global Market, have detailed requirements concerning corporate governance practices of public companies including Section 404 of the Sarbanes-Oxley Act relating to internal controls over financial reporting. These new rules and regulations have increased our director and officer liability insurance, accounting, legal and financial reporting compliance costs and have made certain corporate activities more time-consuming and costly. Therefore, we have incurred additional costs associated with our public company reporting requirements, and we cannot predict or estimate the amount of additional costs we may further incur or the timing of such costs.

If securities or industry analysts do not actively follow our business, or if they publish unfavorable research about our business, our ADS price and trading volume could decline.

The trading market for our ADS depends in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who covers us downgrades our ADSs or publishes unfavorable research about our business, our ADS price would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our ADSs could decrease, which could cause our ADS price and trading volume to decline.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

We commenced our operations in 1999, and through a series of corporate restructurings, set up a holding company, AsiaCloud Inc., or AsiaCloud, in October 2009 under the laws of the Cayman Islands. AsiaCloud was formerly a wholly-owned subsidiary of aBitCool Inc., or aBitCool, a company incorporated under the laws of the Cayman Islands. In October 2010, AsiaCloud effected a restructuring whereby AsiaCloud repurchased all its outstanding shares held by aBitCool and issued ordinary shares and preferred shares to the same shareholders of aBitCool. In connection with the restructuring, AsiaCloud subsequently changed its name to 21Vianet Group, Inc.

As part of our business expansion strategy to expand our managed network services, we acquired 51% equity interest in the Managed Network Entities, in September 2010, and exercised our call option to acquire the remaining 49% equity interest in December 2011.

To focus on our core data center services, we disposed of Shanghai Guotong Network Co., Ltd., and Guangzhou Juliang Internet Information Technology Co., Ltd. to the nominee shareholders of aBitCool on April 30, 2009 and March 1, 2010, respectively.

Due to certain restrictions under the PRC laws on foreign ownership of entities engaged in data center and telecommunications value-added services, we conduct our operations in China through contractual arrangements among 21Vianet China, 21Vianet Technology and the shareholders of 21Vianet Technology. As a result of these contractual arrangements, we control 21Vianet Technology and have consolidated the financial information of 21Vianet Technology and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. We own 100% of the equity interests of 21Vianet China through our subsidiary, 21Vianet HK, which was incorporated in Hong Kong in May 2007.

On April 21, 2011, our ADSs began trading on the NASDAQ Global Market under the ticker symbol “VNET.” We issued and sold a total of 14,950,000 ADSs, representing 89,700,000 Class A ordinary shares, at an initial offering price of US$15.00 per ADS.

In October 2011, we acquired 100% equity interests in Gehua as part of our business expansion strategy to expand our managed network services for an initial payment of RMB14.8 million subject to performance-based cash and share consideration. Gehua currently provides managed network services.

In October 2011, 21Vianet Beijing and 21Vianet Technology acquired 99.95% and 0.05% equity interests of Shanghai Cloud 21Vianet Network Co., Ltd., or Shanghai Cloud, respectively, for a cash consideration of RMB18.2 million. Prior to the acquisition, Shanghai Cloud was a consolidated VIE of aBitCool. Shanghai Cloud has not commenced operation as of the date of this annual report.

In October 2011, we acquired 100% equity interest of Shenzhen Cloud Information Technology Co., Ltd., or Shenzhen Cloud, for a cash consideration of RMB7.9 million. Prior to the acquisition, Shenzhen Cloud was a consolidated VIE of aBitCool. Shenzhen Cloud has not commenced operation as of the date of this annual report.

In February 2012, we won a bid for radio spectrum in the 2.3 GHz band to provide broadband wireless access services in Hong Kong for a bidding price of HK$150 million in cash.

Our principal executive offices are located at M5, 1 Jiuxianqiao East Road, Chaoyang District, Beijing, 100016, the People’s Republic of China. Our telephone number at this address is +8610 8456 2121. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the U.S. is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

See Item 4.C, “Organizational Structure” for a diagram illustrating our corporate structure as of the dated of this annual report.

B.	Business Overview

Overview

We are the largest carrier-neutral Internet data center services provider in China as measured by revenues in 2010, according to data released by IDC, a third-party research firm. We host our customers’ servers and networking equipment and provide interconnectivity to improve the performance, availability and security of their Internet infrastructure. We also provide managed network services to enable customers to deliver data across the Internet in a faster and more reliable manner through our extensive data transmission network and our proprietary BroadEx smart routing technology. We believe that the scale of our data center and networking assets positions us well to capture opportunities and become a leader in the rapidly emerging market for cloud computing infrastructure services in China.

Our infrastructure consists of our high-quality data centers and an extensive data transmission network. As of December 31, 2011, we operate 63 data centers located in 33 cities throughout China, including all of China’s major Internet hubs, with over 7,816 cabinets under management that house over 55,131 servers. Our data transmission network includes more than 340 POPs, which are access points from one place to the rest of the Internet. Most of our data centers and all of our POPs are connected by our private optical fibers network across China.

As a carrier-neutral Internet infrastructure services provider, our infrastructure is interconnected with the networks operated by all China’s telecommunications carriers, major non-carriers and local Internet service providers. The interconnectivity enables each of our data centers to function as a network access point for our customer’s data traffic. In addition, our proprietary BroadEx smart routing technology allows us to automatically select an optimized route to direct our customers’ data traffic to ensure fast and reliable data transmission. We believe this high-level interconnectivity within and beyond our network distinguishes ourselves from our competitors and provides an effective solution to address our customers’ needs that arise from inadequate network interconnectivity in China.

We have a diversified customer base. As of December 31, 2011, we had more than 1,500 customers, including many leading Chinese and global companies operating in China across a broad range of industries. Our customers include Internet companies, government entities, blue-chip enterprises and small- to mid-sized enterprises. Our average monthly churn rate as measured by monthly recurring revenues was approximately 0.8% in 2011. Our monthly recurring revenue from our top 20 customers in 2011 has increased from RMB18.2 million in December 2010 to RMB 39.4 million (US$6.3 million) in December 2011.

Our net revenues increased from RMB313.6 million in 2009 to RMB525.2 million in 2010 and RMB1.0 billion (US$162.2 million) in 2011, including the effects of acquiring the Managed Network Entities in September 2010, representing a CAGR of 80.4% from 2009 to 2011. The total number of cabinets under our management increased from 4,157 as of December 31, 2009 to 5,750 as of December 31, 2010 and to 7,816 as of December 31, 2011. Our average monthly recurring revenues increased from RMB24.4 million in 2009 to RMB82.0 million (US$13.0 million) in 2011. We recorded a net profit from continuing operations of RMB60.0 million in 2009. Our net loss from continuing operations in 2010 was RMB234.7 million, which reflected share-based compensation expenses of RMB277.9 million. We recorded a net profit from continuing operations of RMB45.9 million (US$7.3 million) in 2011, which reflected share-based compensation expenses of RMB42.0 million (US$6.7 million).

Our Service Offerings

We primarily generate revenues from providing hosting and related services and managed network services. We provide hosting and related services to house servers and networking equipment in our data centers and connect them through our data transmission network, and offer other hosting related value-added services. Our managed network services allow our customers to transmit data across the Internet in a faster and more reliable manner through our BroadEx smart routing optimization technology through our hosting area network and data transmission network.

Hosting and Related Services

Our hosting and related services including the following:

•	managed hosting services that dedicate data center space to house our customers’ servers and networking equipment and provide tailored server administration services;

•

interconnectivity services that allow customers to connect their servers with Internet backbones in China and other networks through our Border Gateway Protocol, or BGP, network, or our single-line, dual-line or multiple-line networks; and

•	value-added services, including firewall services, server load balancing, data backup and recovery, data center management, server management, and backup server services.

Our data centers host the servers of our customers and meet their needs to deploy computing, network, storage and IT infrastructure. Our hosting and related services are scalable, allowing our customers to purchase space and upgrade connectivity and services as their requirements evolve. In addition, our customers benefit from our data centers’ wide range of physical security features, including sensitive smoke detection systems, fire suppression systems, secured access, around-the-clock video camera surveillance and security breach alarms. Our data centers are fully-redundant and feature resilient power supplies, energy efficient design, connection with multiple network providers and 24/7 on-site support provided by our skilled engineers. As a result, we are able to guarantee 99.99% uptime for power in our service level agreements.

We believe another main reason customers choose our services is our access to multiple carriers and service providers and the availability of multiple-provider bandwidth. By securing multiple suppliers for connectivity and using redundant hardware, we are able to guarantee 99.9% Internet connectivity uptime.

Managed Hosting Services

Our managed hosting services allow customers to lease partial or entire cabinet for their servers. Our customers have full control over their server(s) housed in our data centers. Depending on customer needs, we provide different levels of tailored server administration services, including operating system support and assistance with updates, server monitoring, server backup and restoration, server security evaluation, firewall services, and disaster recovery. Our customers’ servers are housed in our data centers providing redundant power sources and heating, ventilating and air conditioning systems. Managed hosting service relieves customers from the daily pressures of IT infrastructure maintenance so that they can focus on their core businesses.

Customers have the option to either place their servers and equipment in standard cabinets dedicated for their private use, or in cabinets shared with other customers. They can customize their cabinet space for their servers, network connections and equipment. Customers can elect to buy the hardware that they place within their cabinets from their chosen suppliers. In addition, customers can also lease power-based space, sometimes in a cage, where they can place their own cabinets in our data centers.

Interconnectivity Services

Our interconnectivity services connect our data centers with China’s Internet backbones and other networks in the following ways:

•

Border Gateway Protocol (BGP) Network Services. We provide network services that use BGP routing policies. BGP exchanges routing information for the Internet and is the protocol used between ISPs, backing the core routing decisions on the Internet. Customers connect to ISPs, and ISPs use BGP to exchange customer and ISP routes, bypassing major Internet hubs. This allows the Internet to become a decentralized system, thereby reduces traffic congestion and data transmission time. BGP network is generally considered a premium network service due to its improved Internet connectivity and data reachability.

•

Single-Line and Dual-Line Network Services. China Telecom and China Unicom are the two major telecommunication carriers in China. Some customers may choose to connect their servers only to one carrier while others choose to connect their servers to both China Telecom and China Unicom. Dual-line network provides more stable Internet access and ensures better business continuity because when one line is down or interrupted, the other line can still provide Internet connectivity.

•

Multiple-Line Network Services. As a carrier-neutral service provider, our data centers are connected to all carrier and non-carrier networks in China, namely, China Telecom, China Unicom, China Mobile, China Education Network, China Satcom, China Railcom (Tietong) and China Science and Technology Network.

Value-Added Services

To complement our hosting services and enhance our customers’ experiences, we also provide value-added services, including firewall services, server load balancing, data backup and recovery, data center management, server management, and backup server services.

•

Firewall Services. Customers can lease our hardware firewalls, which can be configured according to their specific requirements. Hardware firewalls protect servers from outside attacks and other unlawful invasions. We notify our customers promptly once we find out that their servers are under attack or subject to invasion.

•

Server Load Balancing Services. When websites experience significant traffic increases, servers may not be able to respond timely to visiting requests. Our server load balancing services are designed to address this issue by providing load balancing facilities to share the increased traffic and therefore moderate the burden on main servers of our customers.

•	Data Backup and Recovery Services. We provide data backup services to our customers to recover any lost or damaged data.

•

Server Management Services. Our server management services allow customers to engage the services of our data center staff to handle problems that occur to their servers. At the customers’ request, our staff can fix operating system issues, perform emergency equipment replacement and other tasks related to the servers housed in our data centers. These services help customers minimize network outages and improve response and repair times.

In addition to our interconnectivity services, we also provide customers with traffic charts and analysis, gateway monitoring for servers, domain name system setup, defense mechanism against distributed denial of service (DDOS) attacks, basic setting of switches and routers, and virus protections. DDOS attack is an attempt to make a computer’s resource unavailable to its intended users. We generally charge fees for our various types of interconnectivity services at the end of each month based on the customers’ bandwidth usage.

Managed Network Services

Our managed network services are primarily offered in the form of bandwidth, which is optimized through our proprietary BroadEx smart routing platform and supplemented by our hosting area network and our data transmission network. In September 2010, we acquired 51% equity interest in the Managed Network Entities to expand our managed network services business. We also exercised our option to purchase the remaining 49% equity interest in December 2011. In October 2011, we acquired 100% equity interests in Gehua also to expand our managed network services business.

Our managed network services primarily consist of the following:

•

Hosting Area Network Services. Our data centers are distributed throughout China. We connect most of our data centers with private optical fibers, forming our hosting area network. Our hosting area network connects the servers housed in our data centers so that data transmission among our customers can be achieved without going through telecommunication backbones or Internet hubs, enabling secure, faster and more reliable data transmission.

•

BroadEx Route Optimization. In China, carriers generally operate their independent systems, and their networks are not connected with each other. Because we are connected to all major carriers, customers that use services from one carrier can reach users of other carriers through our network or through other Internet hubs. Our proprietary BroadEx system is a smart routing platform, which functions like an intelligent switchboard automatically selecting the best and fastest routes and directing traffic through our own or others’ networks. For example, from our data centers, we can direct data to the networks of China Telecom or China Unicom, or, when the networks of China Telecom and China Unicom are congested or otherwise experiencing problems, to our own transmission networks. Through our proprietary BroadEx smart routing technology, we are able to optimize the connectivity of our network and deliver data in a fast and efficient manner.

Cloud Infrastructure Services

The scale of our data centers and networking assets position us as a leader in the rapidly emerging market for cloud infrastructure services, also known as infrastructure as a service, or IaaS. Generally, IaaS is designed to allow businesses to run their applications over the Internet rather than having an IT infrastructure on their own premises. Instead of purchasing data center spaces, network equipment, servers and other computing equipment, customers can purchase a portion of the pooled computing resources, load applications onto virtual servers, and pay on an on-demand basis. IaaS providers own the computing equipment and are responsible for housing, running and maintaining it. Our self-built data centers are the anchor data centers on the cloud infrastructure system that we are building.

Our Infrastructure

Our infrastructure, which consists of our data centers and data transmission network, is the foundation upon which we provide services to our customers. As of December 31, 2011, we operate 63 data centers located in 33 cities throughout China, which have more than 7,816 cabinets and can host 55,131 servers at the same time. In addition, we also offer container-based data center service. Our extensive network, consisting of private optical fibers and more than 340 POPs, is a “high-speed Internet railway” that connects our data centers with each other links them to China’s telecommunication backbones.

Our Data Centers

We operate two types of data centers: self-built and partnered. We defined “self-built” data centers as those with our owned cabinets and data center equipment housed in buildings leased from third parties. We define “partnered” data centers as the data center space and cabinets we leased from China Telecom or China Unicom through agreements. As of December 31, 2011, we operate eight self-built data centers housing 4,055 cabinets and 55 partnered data centers housing 3,761 cabinets.

The table below sets forth the number of data centers and cabinets under our management and the number of servers housed in our data centers as of December 31, 2009, 2010 and 2011.

	As of December 31,
	2009	2010	2011
Data Centers	24	47	63
Cabinets
Self-built	1,783	2,645	4,055
Partnered	2,374	3,105	3,761

Total	4,157	5,750	7,816

Servers	25,598	39,917	55,131

In addition to the 63 data centers we currently operate, we are also building five additional data centers in China’s major Internet cities: Beijing, Shanghai, Hangzhou, Xi’an and greater Guangzhou metropolitan area. We plan to lease additional cabinets from China Telecom and China Unicom to meet the immediate demands of our customers.

Our data centers are located in 33 cities in China and we plan to increase our geographic coverage to 35 cities by the end of 2013. Our nationwide network of data centers not only enables us to serve customers in extended geographic areas, but also establishes a national data transmission network that sets up connections among carriers and service providers in various locations.

We build and operate our data centers in compliance with high industry standards in order to provide our customers with secure and reliable environments that are necessary for optimal Internet interconnectivity. Our data centers generally feature:

•	Resilient Power—Redundant, high-capacity and stable power supplies, backed by uninterruptible power supply, or UPS, and diesel generators;

•

Physical Security—Round-the-clock monitoring by on-site personnel, which includes verification of all persons entering the building, security barriers, video camera surveillance and security breach alarms;

•	Controlled Access—Access to the buildings, data floors and individual areas designated for particular customers via individually-programmed access cards and visual identification;

•

Fire Detection and Suppression—Sensitive smoke detectors linked to building management systems provide early detection to help avoid fire, loss and business disruption. These are complemented by an environmentally-friendly gas-based or water mist fire suppression system to put out fires;

•

Air Conditioning—To ensure optimal performance and avoid equipment failure, all data center floors are managed to make sure that customers’ equipment is maintained at a controlled temperature and humidity;

•	24/7 Support—We staff our data centers with capable and experienced service teams and we believe we were the first data center service provider in China to offer 24/7 customer service.

These features minimize chances of interruption to the servers housed in our data centers and ensure the business continuity of our customers. In addition, we believe we were the first data center service provider in China to receive both the ISO 9002 quality system certification by the American Registrar Accreditation Board and a certification by the United Kingdom Accreditation Service.

Container Data Centers. In addition to conventional data centers, we also offer container-based data center services. One of the advantages of a container-based design is that the data center can easily be moved to other locations or facilities as the containers only require hookups for electricity, chilled water and network connectivity. Our containers are pre-populated with servers and support equipment, eliminating the need to unpack and install servers when the data centers move to a different location. Our container-based data center also features energy-efficient designs and has the potential to house 18 cabinets, or 756 servers. We plan to build and deploy more container-based data centers in the next few years.

Our Network

Our network transmits data and directs Internet traffic mostly through private optical fibers, forming an Internet highway system that is linked to the networks of major carriers, non-carriers and ISPs and enhances communications among our data centers, our customers and end users located throughout China and around the world. Our data centers are connected by our private optical fibers that include redundant connections with an estimated capacity of 518 gigabits per second to nearly all locations. As of December 31, 2011, our network connects more than 340 POPs throughout China with private optical fibers.

The table below sets forth the number of our POPs and our network service capacity as of the periods ended December 31, 2009, 2010 and 2011. The information below reflects our acquisition of the Managed Network Entities.

	As of and for the year ended December 31,
	2009	2010	2011
Number of POPs	30	267	340
Estimated Network Service Capacity*	121	295	518

*	By gigabits

Our network also features numerous interfaces with all seven telecommunication carriers in China, which are China Telecom, China Unicom, China Mobile, China Education Network, China Satcom, China Railcom (Tietong) and China Science and Technology Network. Our network is not only connected to the headquarters of each carrier, but also with their local networks throughout China.

Due to our high-quality data center infrastructure, extensive data transmission network and proprietary BroadEx smart routing technologies, we are able to deliver high-performance hosting and managed network services that can effectively meet our customers’ business needs, improve interconnectivity among service providers and end users, and effectively address the issue of inadequate network interconnectivity in China.

Customers and Customer Support

Our Customers

We had more than 1,500 customers as of December 31, 2011, including some of China’s and the world’s leading companies. Our diversified customer base includes major Internet companies, blue-chip enterprises, and small- to mid-sized enterprises. Given the breadth of our customer base, the largest single customer accounted for less than 4.3% of our total net revenues in any of the past three years. Revenue from our top five customers accounted for less than 16% of our total net revenues in 2011. We have a loyal customer base, as evidenced by our low churn rate. Our monthly average churn rate as measured by monthly recurring revenues was 0.8%, 0.9% and 0.8% in 2009, 2010 and 2011. Our monthly recurring revenue from our top 20 customers in 2011 has increased from RMB18.2 million in December 2010 to RMB39.4 million (US$6.3 million) in December 2011.

Our experience in serving market leaders in various sectors also provides us with industry knowledge, operational expertise and credibility that we can leverage in cross-selling additional services to our existing and potential customers.

The following table sets forth some of the industries we serve and the leading customers in each industry identified below in terms of the monthly recurring revenue derived from each customer in 2011.

Search Engine/Portal	Rich Media	eCommerce	Social Networking	Online Gaming	Enterprises	Mobile Internet

Tencent	Youku	Newegg	Renren	Cyou	KDDI	UCWeb
ChinaHR	Ku6	Vancl	Jiayuan	70yx	Dubon	SKY-MOBI
Yicha	Vodone	Yeepay	58	Tiancity	CITICS	Hurray!
Zhaopin	CCTV	Taobao	Ganji	Duowan	T-System	easou

Our Customer Support

We devote significant resources to provide customers support and services through our dedicated customer service team. We offer service level agreements on most of our services to our customers. Such agreements set the expectations on service level between our customers and us and drive our internal process to meet or exceed the customer’s expectations. We believe we were the first data center service provider in China to offer 24/7 customer services. Our network operation center is staffed with skilled engineers trained in network diagnostics and engineering. We require our staff to respond to calls or request from customers within 15 minutes. For major customers, we have a dedicated team to offer specialized services tailored to their specific needs. Areas of customer support include design and improvement of our customers’ IT infrastructure and network optimization.

Our customers may directly contact the customer service team to seek assistance or inquire about the status of a reported incident. The team actively follows up with our operations team to ensure that the problems are addressed in an effective and timely manner. Each of our customers is assigned a service manager who is responsible for ensuring that all our services are performed in a satisfactory manner.

Research and Development

Our strong research and development capabilities support and enhance our service offerings. We have an experienced research and development team and devote significant resources to our research and development efforts, focusing on improving customer experience, increasing operational efficiency and bringing innovative solutions to the market quickly.

Consistent with our strong innovation culture, we devote significant resources to the research and development of our container-based data centers, our BroadEx smart routing technology and other innovations. We plan to continue strengthening our research and development in cloud computing infrastructure service technologies. Our research and development efforts have yielded twelve patents, seven patent applications and three software copyright registrations, all in China and related to different aspects of data center services. We intend to continue to devote a significant amount of time and resources to carry out our research and development efforts.

Technology and Intellectual Property

We use our proprietary BroadEx smart routing technology to optimize network connectivity and overcome the inherent inadequacies in China’s telecommunication and Internet infrastructure. Our BroadEx smart routing technology continually monitors and analyzes the performance of all available routes and identifies the most appropriate pathway in real-time. In planning for and finding the optimized routing plan, our BroadEx technology takes into consideration speed (latency), performance, route stability and pocket losses and dynamically responds with intelligent route adjustments in order to ensure that data is traveling along the fastest and most reliable route.

We rely on a combination of copyright, patent, trademark, trade secret and other intellectual property laws, nondisclosure agreements and other protective measures to protect our intellectual property rights. We generally control access to and use of our proprietary software and other confidential information through the use of internal and external controls, including physical and electronic security, contractual protections, and intellectual property law. We have implemented a strict security and information technology management system, including the prohibition of copying and transferring of codes. We educate our staff on the need to, and require them to, comply with such security procedures. We also promote protection through contractual prohibitions, such as requiring our employees to enter into confidentiality and non-compete agreements.

Sales and Marketing

We actively market our portfolio of services and solutions through our direct sales force. Our sales and marketing team is primarily based in Beijing, Shanghai, Guangzhou, Shenzhen, Xi’an and Hangzhou. We also have dedicated teams for our key customers and provide them service offerings specially tailored to their needs. We up-sell and cross-sell our broad portfolio of services and solutions to our existing customer base. In addition, in an effort to better anticipate and respond to our customers’ needs, we require and foster the collaboration between our sales team and research and development team to develop additional services and solutions that meet the customers’ needs.

Our strong brand recognition has been an important driving force for our sales. To strengthen our brand, we focus our marketing efforts on sponsoring seminars, conferences and special events to raise our profile with potential customers. Additionally, we collaborate with equipment suppliers, software developers, Internet solution providers and other companies to market our services. We have a special marketing team responsible for generating demand for our services and solutions and work with our other teams to secure new customers.

Competition

We face competition from a wide range of data center service providers, including:

•

Carriers. We face competition from state-owned telecommunication carriers, including China Telecom and China Unicom. According to IDC, in 2010, carriers occupied 61.4% of the data center services market. In addition, both carriers operate their own networks. Competition is primarily focused on pricing, quality of services and geographic coverage. We believe we are well-positioned to compete with major carriers. Unlike China Telecom and China Unicom, which construct data centers primarily to help sell bandwidth, we provide connectivity to multiple networks in each of our carrier-neutral data centers, providing superior choice and performance. Our private network provides enhanced connectivity among different networks. In comparison, data centers operated by China Telecom and China Unicom generally provide access only to their own network and are often constrained by their networks’ coverage. Due to inadequate interconnectivity among China’s carriers’ networks, interconnectivity bottlenecks remain a major problem in China, contributing to slow transmission speeds across services and applications.

•

Carrier-neutral service providers. We face competition from other carrier-neutral service providers, such as ChinaNetCenter and Dnion Technology. Competition is primarily focused on pricing and the quality and breadth of service offerings. We distinguish ourselves by our superior interconnectivity, extensive data transmission network, large number of high-quality data centers, and superior operations, maintenance and other customer services.

•

In-house data centers. Businesses may choose to house and maintain their own IT hardware, such as Baidu and Alibaba, and other large enterprises, particularly in the financial services sector. Due to their in-house capabilities, these customers may outsource fewer services to other third-party data center services providers including us, if at all. However, we believe our data centers, coupled with our superior network services, offer a unique combination of hosting services that would make us attractive to businesses with in-house data centers.

In addition, some companies may prefer to locate their core data centers in Hong Kong or other areas outside of the PRC partly due to fear of the PRC governmental control over the Internet. We do not currently compete with data center service providers located in Hong Kong and overseas, but we may compete with them if we expand our service offerings beyond China. We believe that there are currently no foreign competitors with a significant presence in the data center services market in China, partly due to the regulatory barriers in China’s telecommunications sector. As China represents a potentially lucrative market for foreign competitors, some foreign providers may seek to enter the Chinese market. We believe we have accumulated a deep understanding of the requirements of China’s data center market through our extensive operational experience and have developed a comprehensive suite of services and solutions tailored to the unique characteristics of the Internet market in China. As we expand our service offerings, such as cloud infrastructure services, we expect to face more competitions in those areas as well.

Regulations

This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China or our shareholders’ rights to receive dividends and other distributions from us.

As the Internet and telecommunication industry is still at a relatively early stage of development in China, new laws and regulations may be adopted from time to time that will require us to obtain additional licenses and permits in addition to those that we currently have, and to address new issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and future Chinese laws and regulations applicable to the data center services industry. See “Risk Factors—Risks Related to Doing Business in China.”

Regulations on Value-Added Telecommunications Business and Data Center Services

Among all of the applicable laws and regulations, the Telecommunications Regulations of the People’s Republic of China, or the Telecom Regulations, implemented on September 25, 2000, is the primary governing law, and sets out the general framework for the provision of telecommunication services by domestic PRC companies. Under the Telecom Regulations, telecommunications service providers are required to procure operating licenses prior to their commencement of operations. The Telecom Regulations distinguish “basic telecommunications services” from “value-added telecommunications services.” Value-added telecommunications services are defined as telecommunications and information services provided through public networks. A “Catalogue of Telecommunications Business” or the Catalogue, was issued as an attachment to the Telecom Regulations to categorize telecommunications services as either basic or value-added. In February 2003, the Catalogue was updated, categorizing online data and transaction processing, on-demand voice and image communications, domestic Internet virtual private networks, data centers, message storage and forwarding (including voice mailbox, e-mail and online fax services), call centers, Internet access, and online information and data search as value-added telecommunications services.

Pursuant to the Telecom Regulations value-added telecommunications services covering two or more provinces, autonomous regions, and/or municipalities directly administered by the central government shall be approved by the MIIT, and the providers of such cross-regional value-added telecommunications services are required to obtain the Cross-Regional Value-Added Telecommunications Business Operating Licenses, or the Cross-Regional VAT licenses. Value-added telecommunications services covering certain area within one province, autonomous region, and/or municipality directly administered by the central government shall be approved by the local telecommunications administration authority of such region and the providers of such value-added telecommunications services are required to obtain the VAT licenses. Pursuant to the Administrative Measures for Telecommunications Business Operating Licenses (effective on April 10, 2009, promulgated by the MIIT), Cross-Regional VAT licenses shall be approved and issued by the MIIT with five-year terms.

Currently, 21Vianet Beijing holds a Cross-Regional VAT license issued by the MIIT on January 17, 2012 with an effective term until January 17, 2017 under the first category of the “value-added telecommunications business.” As specified in this Cross-Regional VAT license, 21Vianet Beijing is permitted to carry out the data center services across nine cities in China. CYSD holds a Valued Added Technology License issued by Beijing Communications Administration on April 25, 2011, and is permitted to carry out its Internet access service business under the second category of “value-added telecommunications business” in Beijing.

Regulations on Foreign Investment in Telecommunications Enterprises

The PRC government imposes limitations on the foreign ownership of PRC companies that engage in telecommunications-related business. Under the Administrative Rules for Foreign Investments in Telecommunications Enterprises issued by the PRC State Council on December 11, 2001 and effective on January 1, 2002, a foreign investor is currently prohibited from owning more than 50% of the equity interest in a PRC company that engages in value-added telecommunications business.

The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-Added Telecommunications Business issued by the MIIT on July 13, 2006, among others, requires a foreign investor to set up a foreign-invested enterprise and obtain an operating permit in order to carry out any value-added telecommunications business in China. Under this circular, a domestic value-added telecommunications service operator that holds a VAT license is prohibited from leasing, transferring or selling such license to foreign investors, and from providing any assistance in the form of resources, sites or facilities to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business of domestic operators must be owned by such domestic operators or their shareholders. The circular further requires each VAT license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its VAT license. In addition, all value-added telecommunications service operators are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. Due to a lack of interpretations from the regulator, it remains unclear what impact this circular would have on us.

We conduct our businesses in China primarily through contractual arrangements. 21Vianet Technology has contractual arrangements with 21Vianet China, and its respective shareholders. In the opinion of King and Wood Mallesons, our PRC legal counsel, each of the contracts under the contractual arrangements is valid and legally binding on each party of such arrangements under PRC laws and regulations, and will not result in any violation of PRC laws or regulations currently in effect. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities may not in the future take a view that is contrary to the above opinion of our PRC legal counsel. If the PRC government finds that the arrangements that establish the structure for operating our business do not comply with PRC law and regulations restricting foreign investment in the telecommunications business, we could be subject to severe penalties.

In addition, the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-Added Telecommunications Business provides that domestic telecommunications companies that intend to be listed overseas must obtain the approval from the MIIT for such overseas listing. Up to the date of this annual report, the MIIT has not issued any definitive rule concerning whether offerings like ours would be deemed an indirect overseas listing of our PRC affiliates that engage in telecommunications business. If the MIIT subsequently requires that we obtain its approval, it may have a material adverse effect on the trading price of our ADSs.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

According to Circular 75 and the relevant SAFE regulations, prior registration with the local SAFE branch is required for PRC residents to establish or to control a company located outside of the PRC, or an offshore company, for the purposes of financing such offshore company with assets or equity interests in an enterprise located in the PRC, or an onshore enterprise. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required for the injection of equity interests or assets of an onshore enterprise in the offshore company or overseas funds raised by such offshore company or another material change involving a change in the capital of the offshore company. A notice issued by SAFE on May 20, 2011, or Notice 19, further provides detailed provisions and requirements regarding the foreign exchange registration under Circular 75. Under Notice 19, any PRC citizen, resident, or entity which is a direct or indirect shareholder of an offshore entity is required to update any previously filed registration with the local branch of SAFE to reflect any material change in such offshore entity. Moreover, any offshore entity which fails to comply with Circular 75 may remedy by making the registration with the local branch of SAFE after fulfillment of the administrative penalties imposed by the relevant SAFE branch.

Moreover, Circular 75 and the relevant SAFE regulations apply retroactively. As a result, PRC residents who have established or acquired control of offshore companies that have made onshore investments in the PRC in the past are required to complete the relevant registration with the local SAFE branch. Failure to comply with the registration procedures set forth in Circular 75 and relevant SAFE regulations may result in restrictions on the foreign exchange activities of the relevant foreign-invested enterprises, including the payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate and the capital injection by the offshore parent, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations. See “Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners to personal liability and limit our ability to acquire PRC companies or to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute profits to us, or otherwise materially and adversely affect us.”

Regulations on Employee Stock Option Granted by Listed Companies

On December 25, 2006, the People’s Bank of China, issued the Administration Measures on Individual Foreign Exchange Control, and its Implementation Rules was issued by SAFE on January 5, 2007, both of which became effective on February 1, 2007. Under these regulations, all foreign exchange matters involved in employee share ownership plans, share option plans and other equity incentive plans participated by PRC individuals shall be transacted upon the approval from the SAFE or its authorized branch.

On February 15, 2012, the SAFE promulgated the Notice relating to Foreign Exchange Administration for PRC Residents Participating in Stock Incentive Plan of Overseas-Listed Company, or SAFE Notice 7, replacing the Application Procedure of Foreign Exchange Administration for PRC Residents Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Company promulgated in March 2007. SAFE Notice 7 is applicable to domestic directors, supervisors, senior management and other employees of an overseas-listed domestic company, PRC subsidiaries or branches of an overseas-listed company and any PRC entities which are directly or indirectly controlled by an overseas-listed company (“Domestic Company”), including PRC citizens and foreign citizens who have resided in the PRC for one year or more (“PRC Residents”). Under SAFE Notice 7, PRC Residents who are granted stock options or any other stock-related rights and benefits under a stock incentive plan by an overseas publicly listed company are required, through the Domestic Company or a PRC agent (“Domestic Agent”), to complete certain procedures and transactional foreign exchange matters under the stock incentive plan upon the examination by, and the approval of, SAFE or its authorized local counterparts; the Domestic Agent is required to register relevant information of the stock incentive plan with the authorized local counterparts of SAFE within three business days of each quarter and is also required to complete foreign exchange cancellation procedures within twenty business days after termination of the stock incentive plan.

On July 16, 2010, our board of directors adopted our 2010 share incentive plan which was subsequently amended on January 14, 2011. Under the amended 2010 share incentive plan, we may issue employee stock options to our qualified employees and directors on a regular basis. After our initial public offering, we have advised our employees and directors participating in the 2010 share incentive plan to handle foreign exchange matters in accordance with Notice 7. However, we cannot assure you that our PRC individual beneficiary owners and the stock options holders can successfully register with the SAFE in full compliance with Notice 7. PRC individuals and PRC companies in violation of Notice 7 will be punished by the SAFE, according to the Regulation of the People’s Republic of China on Foreign Exchange Administration, Detailed Rules for the Implementation of the Measures for the Administration of Individual Foreign Exchange and other regulations.

Regulations on Foreign Currency Exchange

Pursuant to applicable PRC regulations on foreign currency exchange, Renminbi is freely convertible only to the extent of current account items, such as trade-related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, require the prior approval from the SAFE or its local branch for conversion of Renminbi into a foreign currency, such as U.S. dollars. Payments for transactions that take place within the PRC must be made in Renminbi. Domestic companies or individuals can repatriate foreign currency payments received from abroad, or deposit these payments abroad subject to the requirement that such payments shall be repatriated within a certain period of time. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks. Foreign currencies received for current account items can be either retained or sold to financial institutions that have foreign exchange settlement or sales business without prior approval from the SAFE, subject to certain regulations. Foreign exchange income under capital account can be retained or sold to financial institutions that have foreign exchange settlement and sales business, with prior approval from the SAFE, unless otherwise provided.

In addition, another notice issued by the SAFE, or Circular 142, regulates the conversion by foreign-invested enterprises of foreign currency into Renminbi by restricting how the converted Renminbi may be used. Circular 142 requires that Renminbi converted from the foreign currency-denominated capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the relevant government authority and may not be used to make equity investments in PRC, unless specifically provided otherwise. The SAFE further strengthened its oversight over the flow and use of Renminbi funds converted from the foreign currency-denominated capital of a foreign-invested enterprise. The use of such Renminbi may not be changed without approval from the SAFE, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used. Any violation of Circular 142 may result in severe penalties, including substantial fines.

Regulations on Dividend Distribution

Under applicable PRC laws and regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign-invested enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund statutory reserve funds unless these reserves have reached 50% of the registered capital of the respective enterprises. These reserves are not distributable as cash dividends.

C.	Organizational Structure

We commenced operations in 1999, and through a series of corporate restructurings, established a holding company, AsiaCloud, in October 2009 under the laws of the Cayman Islands. AsiaCloud was formerly a wholly-owned subsidiary of aBitCool, a company incorporated under the laws of the Cayman Islands. In October 2010, AsiaCloud effected a repurchase and cancellation of all its outstanding shares held by aBitCool and the issuance of ordinary shares and preferred shares to the shareholders of aBitCool so that they maintained their respective ownership interests in AsiaCloud directly. In connection with the restructuring, AsiaCloud changed its name to 21Vianet Group, Inc.

Due to restrictions under PRC law on foreign ownership of entities engaged in data center and telecommunications value-added services, we conduct our operations in China through contractual arrangements among 21Vianet China, and 21Vianet Technology, and the shareholders of 21Vianet Technology. As a result of these contractual arrangements, we control 21Vianet Technology and have consolidated the financial statements of 21Vianet Technology and its subsidiaries in our consolidated financial statements.

The following diagram illustrates our current corporate structure:

21Vianet Group, Inc.
(21Vianet Group)
100%
21ViaNet Group Limited
(21Vianet HK)
Outside
In China
100%
21Vianet Data Center Co., Ltd.
(21Vianet China)
100%
21Vianet Anhui Suzhou Technology Co., Ltd.
(Suzhou Technology)
Beijing aBitCool Network Technology Co., Ltd.(1)
(21Vianet Technology)
100%
Beijing 21Vianet Broad Band Data Center Co., Ltd.
(21Vianet Beijing)
51%(2)
Shanghai Wantong 21Vianet Information Technology Co., Ltd.
(Shanghai Wantong)
100%
Zhiboxintong (Beijing) Network Technology Co., Ltd.(3)
(ZBXT)
100%
Beijing Chengyishidai Network Technology Co., Ltd.(4)
(CYSD)
100%
21Vianet (Xi'an) Information Outsourcing Industry Park Services Co., Ltd.
(Xi'an Sub)
100%
Guangzhou Gehua Network Technology and Development Co., Ltd.
(Gehua)
100%
Langfang Xunchi Computer Data Processing Co., Ltd.
(Langfang Xunchi)
100%
Shenzhen Cloud Information Technology Co., Ltd.
(Shenzhen Cloud)
(5)
Shanghai Cloud 21Vianet Network Co., Ltd.
(Shanghai Cloud)
Equity interest
Contractual agreements

(1)	Messrs. Sheng Chen and Jun Zhang, our co-founders, hold approximately 70% and 30% of the equity interests in 21Vianet Technology, respectively, and are parties to the contractual agreements through which we conduct our operations in China.
(2)	The remaining 49% of the equity interest in Shanghai Wantong is owned by a company affiliated with the Shanghai government.
(3)	ZBXT has four subsidiaries in China: Xingyunhengtong Beijing Network Technology Co., Ltd., Fuzhou Yongjiahong Communication Technology Co., Ltd., Beijing Bikonghengtong Network Technology Co., Ltd. and Beijing Bozhiruihai Network Technology Co., Ltd.
(4)	CYSD has one subsidiary in China: Jiu Jiang Zhongyatonglian Network Technology Co., Ltd.
(5)	Shanghai Cloud is 99.95% owned by 21Vianet Beijing and 0.05% owned by 21Vianet Technology.

Contractual Arrangements with Our Consolidated VIE

PRC laws and regulations currently restrict foreign ownership of telecommunications value-added business. Because we are a Cayman Islands company, we are classified as a foreign enterprise under PRC laws and regulations and our wholly-owned PRC subsidiary, 21Vianet China, is considered as a wholly foreign-invested enterprise. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements among 21Vianet China, 21Vianet Technology and the shareholders of 21Vianet Technology. 21Vianet Technology is approximately 70% owned by Sheng Chen, our chairman and chief executive officer and 30% owned by Jun Zhang, our chief operating officer. Sheng Chen and Jun Zhang are PRC citizens and therefore, 21Vianet Technology is considered as a domestic company under the PRC laws.

We have relied and expect to continue to rely, on our consolidated variable interest entity to operate our telecommunications value-added business in China as long as PRC laws and regulations do not allow us to directly operate such business in China. Our contractual arrangements with 21Vianet Technology and its shareholders enable us to:

•	exercise effective control over 21Vianet Technology;

•	receive substantially all of the economic benefits of 21Vianet Technology in consideration for the services provided by 21Vianet China; and

•	have an exclusive option to purchase all of the equity interest in 21Vianet Technology when permissible under PRC laws.

Accordingly, under U.S. GAAP, we consolidate 21Vianet Technology as our “variable interest entity” in our consolidated financial statements.

Our contractual arrangements with 21Vianet Technology and its shareholders are described in further detail as follows:

Agreements that Provide Us Effective Control

Loan Agreement. Each shareholder of 21Vianet Technology entered into a loan agreement on January 28, 2011. Pursuant to the agreements, 21Vianet China has provided interest-free loan facilities of RMB7.0 million and RMB3.0 million, respectively, to the two shareholders of 21Vianet Technology, Sheng Chen and Jun Zhang, which was used to provide capital to 21Vianet Technology to develop our data center and telecommunications value-added business and related businesses. There is no fixed term for the loan. To repay the loans, the shareholders of 21Vianet Technology are required to transfer their shares in 21Vianet Technology to 21Vianet China or any entity or person designated by 21Vianet China, as permitted under PRC laws. The shareholders of 21Vianet Technology also undertake not to transfer all or part of their equity interests in 21Vianet Technology to any third party, or to create any encumbrance, without the written permission from 21Vianet China. In addition, we will provide unlimited financial support to 21Vianet Technology for its operations and agreed to forego the right to seek repayment in the event 21Vianet Technology is unable to repay such funding.

Share Pledge Agreement. On February 23, 2011, 21Vianet China entered into a share pledge agreement with 21Vianet Technology and each of its shareholders. Pursuant to the share pledge agreement, each of the shareholders pledged his shares in 21Vianet Technology to 21Vianet China in order to secure the borrowers’ payment obligations under the loan agreement. Each shareholder also agreed not to transfer or create any other security or restriction on the shares of 21Vianet Technology without the prior consent of 21Vianet China. 21Vianet China, at its own discretion, is entitled to acquire each shareholder’s equity interests in 21Vianet Technology as permitted by PRC laws. We have registered the pledges of the equity interests in 21Vianet Technology with the local administration for industry and commerce.

Irrevocable Power of Attorney. Each shareholder of 21Vianet Technology has executed an irrevocable power of attorney. Pursuant to the irrevocable power of attorney, each shareholder appointed 21Vianet China or a person designated by 21Vianet China as his/her attorney-in-fact to attend shareholders’ meeting of 21Vianet Technology, exercise all the shareholder’s voting rights, including but not limited to, sale transfer, pledge or dispose of his/her equity interests in 21Vianet Technology. The power of attorney remains valid and irrevocable from the date of execution, so long as each shareholder remains the shareholder of 21Vianet Technology. The above irrevocable power of attorney was subsequently assigned to 21Vianet Group.

Agreements that Transfer Economic Benefits from our VIE to Us

Exclusive Technical Consulting and Services Agreement. On July 15, 2003, 21Vianet China and 21Vianet Technology entered into an exclusive service agreement, which was superseded by a new exclusive technical consulting and service agreement entered into among 21Vianet China, 21Vianet Technology and 21Vianet Beijing on December 19, 2006. 21Vianet China agreed to provide 21Vianet Technology and 21Vianet Beijing with exclusive technical consulting and services, including Internet technology services and management consulting services. 21Vianet Technology and 21Vianet Beijing agreed to pay an hourly rate of RMB1,000 and the rate is subject to adjustment at the sole discretion of 21Vianet China. 21Vianet Technology and 21Vianet Beijing agreed that they will not accept similar or comparable service arrangements that may replace the services provided by 21Vianet China without prior written consent of 21Vianet China. 21Vianet China is entitled to have sole and exclusive ownership of all rights, title and interests to any and all intellectual property rights arising from the provision of services. The term of this agreement is 10 years. This agreement may be extended with 21Vianet China’s written consent prior to the expiration date.

Optional Share Purchase Agreement. The optional share purchase agreement is entered into among 21Vianet China, 21Vianet Technology, 21Vianet Beijing and the shareholders of 21Vianet Technology. Pursuant to the agreement, the shareholders irrevocably grant 21Vianet China or its designated persons the sole option to acquire from the shareholders or 21Vianet Technology all or any part of the equity interests in 21Vianet Technology and 21Vianet Beijing when permissible under PRC laws. 21Vianet Technology and 21Vianet Beijing made certain covenants to maintain the value of the equity interests, including but not limited to, engage in the ordinary course of business and refrain from making loans and entering into agreements exceeding the value of RMB200,000 with the exception of transactions made in the ordinary course of business. The term of the agreement is 10 years, which is renewable at the sole discretion of 21Vianet China.

In the opinion of King & Wood Mallesons, our PRC legal counsel, each of the contracts under the contractual arrangements among 21Vianet China, 21Vianet Technology and the shareholders of 21Vianet Technology governed by PRC law is valid and legal binding to each party of such agreements under PRC laws and regulations, and will not result in any violation of PRC laws or regulations currently in effect.

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities, in particular the MIIT, which regulates providers of telecommunications value-added services and other participants in the PRC telecommunications industry, and the Ministry of Commerce, will not in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our value-added services in China do not comply with PRC government restrictions on foreign investment in the telecommunications industry, we could be subject to severe penalties including being prohibited from continuing our operations. See “Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the arrangements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in the telecommunications business or if these regulations or the interpretation of existing regulations change in the future,, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” In addition, these contractual arrangements may not be as effective in providing us with control over 21Vianet Technology as would direct ownership of 21Vianet Technology. See “Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with our consolidated variable interest entity and its shareholders for our China operations, which may not be as effective as direct ownership in providing operational control.”

D.	Property, Plants and Equipment

Our headquarters are located at M5, 1 Jiuxianqiao East Road, Chaoyang District, Beijing, the People’s Republic of China. We lease facilities for our office space in Beijing, Shanghai, Guangzhou and Xi’an. Our office leases generally have terms ranging from three to ten years and may be renewed upon expiration of the lease terms. As of December 31, 2011, our offices occupied an aggregate of 7,437 square meters of leased space.

In Beijing, we also lease facilities for our self-built data centers located at B28, 10 Jiuxianqiao Road, Chaoyang District, through two leases agreements with BOE Technology Group Co., Ltd. and No.15 Tongji Zhong Road, Beijing Economic and Technological Development Area, through a lease agreement with Beijing Tengfei Boda Real Estate Development Co., Ltd., respectively. The leases provide an aggregate of 13,874 square meters of leased space and hosted a total of 2,101 cabinets as of December 31, 2011. One lease with BOE Technology Group Co., Ltd. has a term of five years expiring on April 30, 2015, and the other lease with BOE Technology Group Co., Ltd. has a term of eight years expiring on August 31, 2019. The lease with Beijing Tengfei Boda Real Estate Development Co., Ltd. has a term of ten years expiring on August 31, 2021. The two leases with BOE Technology Group Co., Ltd. may be renewed upon mutually agreed-upon terms before they expire and we enjoy pre-emptive right to renew the lease under the lease contract with Beijing Tengfei Boda Real Estate Development Co., Ltd.

In Shenzhen, we also lease facilities for our self-built data centers located at No.107-108, Building B, Garden City Cyber Tower, Nanshan District, through two lease agreements with Shenzhen Merchants Property Development Co., Ltd., which provides an aggregate of 2,526 square meters of leased space and hosted a total of 455 cabinets as of December 31, 2011. The leases both have a term of forty-seven months expiring on September 30, 2015.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F.

A.	Operating Results

Overview

We are the largest carrier-neutral Internet data center services provider in China as measured by revenues in 2011, according to data released by IDC, a third-party research firm. We host and provide interconnectivity for our customers’ servers and networking equipment to improve the performance, availability and security of their Internet infrastructure. We also provide managed network services to enable customers to deliver data across the Internet in a faster and more reliable manner through our extensive data transmission network and our proprietary BroadEx smart routing technology. We believe that the scale of our data center and networking assets uniquely positions us to capture opportunities and become a leader in the rapidly emerging market for cloud computing infrastructure services in China.

We have benefited from our premium data centers and extensive interconnected nationwide data transmission network, diversified and loyal customer base and our strong focus on customer satisfaction and technological innovation. Going forward, we expect that we will continue to benefit from the growth of China’s data center services market. However, we also face risks and uncertainties, including those relating to our ability to successfully implement our expansion plan, our integration of newly acquired businesses, our competition with, and dependency on, China Telecom and China Unicom, our ability to attract new customers and retain existing customers and our ability to control costs as a result of being a public company. In particular, we plan to increase the aggregate number of cabinets under our management from 7,816 cabinets as of December 31, 2011 to 13,000 cabinets by the end of 2012 through adding new self-built data centers and partnered data centers. If we are not able to successfully implement our expansion plan or our planned expansion does not achieve the desired results, our business and results of operations could be materially and adversely affected.

As part of our business expansion strategy to expand our managed network services, we acquired 51% equity interest in the Managed Network Entities on September 30, 2010, and exercised our call option to acquire the remaining 49% equity interest in the Managed Network Entities in December 2011. We also acquired 100% equity interest in Gehua in October 2011. Therefore, the results of operations of the Managed Network Entities and Gehua were consolidated into our results of operations.

To stay focused on our long-term growth strategy in providing data center services, we disposed certain businesses that were not part of our core data center services business as of March 31, 2010. Accordingly, the financial results associated with these disposed businesses have been presented as discontinued operations for all periods presented in this annual report. Unless otherwise indicated, all the financial and operating data discussed in this annual report relate to our continuing operations only.

Our net revenues increased from RMB313.6 million in 2009, to RMB525.2 million in 2010 and to RMB1.0 billion (US$162.2 million) in 2011, representing a CAGR of 80.4% from 2009 to 2011. The total number of cabinets under our management increased from 4,157 as of December 31, 2009, to 5,750 as of December 31, 2010 and to 7,816 as of December 31, 2011. Our average monthly recurring net revenues increased from RMB24.4 million in 2009 to RMB41.9 million in 2010 and to RMB82.0 million (US$13.0 million) in 2011. We recorded a net profit from continuing operations of RMB60.0 million in 2009. Our net loss from continuing operations in 2010 was RMB234.7 million, which included share-based compensation expenses of RMB277.9 million. We recorded a net profit from continuing operations of RMB45.9 million (US$7.3 million) in 2011, which reflected share-based compensation expenses of RMB42.0 million (US$6.7 million).

Factors Affecting Our Results of Operations

Our business and operating results are generally affected by the development of China’s data center services market. We have benefited from the rapid growth of China’s data center services market during the recent years. According to IDC, the data center services market in China was US$873.1 million in 2010, a 30.9% increase over 2009, and is expected to reach US$2.6 billion by 2015, representing a five-year CAGR of 24.1%. However, any adverse changes in the data center services market in China may harm our business and results of operations.

While our business is influenced by factors affecting the data center services market in China generally, we believe that our results of operations are more directly affected by company-specific factors, including number of cabinets under management and cabinet utilization rate, monthly recurring revenues and churn rate, pricing, expansion of our managed network services and our cost structure.

Number of Cabinets under Management and Cabinet Utilization Rate

Our revenues are directly affected by the number of cabinets under management and the utilization rates of these cabinet spaces. We had 4,157, 5,750 and 7,816 cabinets under management as of December 31, 2009, 2010 and 2011, respectively. Our average monthly cabinet utilization rates were 80.9%, 78.8% and 80.6% in 2009, 2010 and 2011, respectively. Our future operating results and growth prospects will largely depend on our ability to increase the number of cabinets under management while maintaining optimal cabinet utilization rate. With the rapid growth of China’s Internet industry, demand for cabinet spaces has increased significantly and we do not always have sufficient self-built capacity to meet such demand. It usually takes six to eight months to build a data center together with cabinets and equipment installed. To meet our customers’ immediate demand, we may partner with China Telecom or China Unicom and lease cabinets from them. Due to the time needed to build data centers and the long-term nature of these investments, if we over-estimate the market demand for cabinets, it will lower our cabinet utilization rate and negatively affect our results of operations.

Monthly Recurring Revenues and Churn Rate

Our average monthly recurring revenues and churn rate directly affect our results of operations. Our business is based on a recurring revenue model comprised of hosting services and managed network services. We consider these services recurring as our customers are generally billed and revenue recognized on a fixed and recurring basis each month for the duration of their contract, which is generally one year in length. Our non-recurring revenues are primarily comprised of fees charged for installation services, additional bandwidth used by customers beyond contracted amount and other value-added services. These services are considered to be non-recurring as they are billed and recognized over the period of the customer service agreement.

We use “monthly recurring revenues” to measure those revenues recognized on a fixed and recurring basis each month. Recurring revenues have comprised more than 95% of our total revenues for each of the months during the past three years. Our average monthly recurring revenues increased from RMB24.4 million in 2009 to RMB41.9 million in 2010 and to RMB82.0 million (US13.0 million) in 2011.

We use “churn rate” to measure the reduction of monthly revenues as a percentage of total monthly recurring revenues of the previous month that are attributable to the non-renewal or termination of customer contracts. Our average monthly average churn rates as measured by monthly recurring revenues were 0.8%, 0.9% and 0.8% in 2009, 2010 and 2011, respectively.

Pricing

Our results of operations also depend on the price level of our services. Due to the quality of our services and our optimized interconnectivity among carriers and networks, we are generally able to command premium pricing for our services. Nonetheless, because we are generally regarded as a premium data center and network service provider, many customers only place their mission critical servers and equipment in our data centers, but not the bulk of their needs. As we try to acquire more business from new and existing customers, we may need to lower our prices or provide other incentives.

Expansion of Managed Network Services

We started offering managed network services in 2008 and revenues derived from managed network services constituted 9.2%, 28.6% and 39.8% of our total net revenues in 2009, 2010 and 2011, respectively. With the acquisition of 51% equity interest in the Managed Network Entities in September 2010, our revenues from managed network services have substantially increased from 2009 to 2010, and we expect that revenues from managed network services to continue to increase substantially following our acquisition of Gehua in October 2011. We also acquired the remaining 49% equity interest in the Managed Network Entities in December 2011. We believe our managed network services will benefit from the growing market demands for faster data transmission and better interconnection, and we will see significant revenue growth attributable to our managed network service in the coming years.

However, as we further expand our managed network services, we will incur additional costs to purchase equipment and lease more optical fibers to establish more POPs and provide sufficient bandwidth. Also, acquired assets or businesses may not generate the financial results we expect. Acquisitions could also result in the use of substantial amount of cash, potentially dilutive issuances of equity and equity-linked securities, significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business.

Our Cost Structure

Our ability to maintain and improve our gross margins depends on our ability to effectively manage our cost of revenues, which consist of telecommunications costs and other data center related costs. Telecommunications costs refer to expenses associated with acquiring bandwidth and related resources from carriers for our data centers. Telecommunications costs also cover rentals, utilities and other costs in connection with the cabinets we lease from our partnered data centers. Other costs include utilities and rental expenses for our self-built data centers, payroll, depreciation and amortization of our property and equipment, and other related costs. These costs increase as the number of our cabinets under management increases, likewise as we increase our headcount.

The mix of the self-built data centers and partnered data centers also affects our cost structure. Gross margin for cabinets located in our partnered data centers is generally lower than cabinets located in our self-built data centers. This is because telecommunication carriers who lease cabinet spaces to us for our partnered data centers would demand a profit on top of their costs in connection with the leasing of cabinet spaces to us. We plan to continue to lease data centers from such carriers to meet the immediate market demand while building data centers in Beijing, Shanghai, Shenzhen, Hangzhou, Xi’an and the greater Guangzhou metropolitan area. If we cannot effectively manage the market demand and increase the number of cabinets located in self-built data centers relatively to partnered data centers, we may not be able to improve our gross margins.

Key Components of Results of Operations

Net Revenues

The following table sets forth our revenues derived from our hosting and related services and managed network services, both in an absolute amount and as a percentage of total net revenues from our continuing operations, for the periods presented.

	For the Year Ended December 31,
	2009		2010		2011
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Net revenues:
Hosting and related services	284,780	90.8	374,946	71.4	614,612	97,652	60.2
Managed network services	28,855	9.2	150,257	28.6	406,317	64,557	39.8

Total net revenues	313,635	100.0	525,203	100.0	1,020,929	162,209	100.0

Hosting and Related Services

Historically, hosting and related services have been our primary sources of revenues. Hosting and related services include managed hosting services, interconnectivity services and value-added services. Revenues from our hosting and related services were RMB284.8 million, RMB374.9 million and RMB614.6 million (US$97.7 million) in 2009, 2010 and 2011, respectively, representing 90.8%, 71.4% and 60.2% of our total net revenues in the respective periods. We generally enter into contracts with our customers with terms ranging from one to three years and most of our customer contracts have an automatic renewal provision. Customers generally pay our service fees on a monthly basis according to the amount of hosting spaces, the bandwidth and other value-added services they used or leased in the previous month.

Managed Network Services

Revenues from our managed network services have significantly increased both in absolute amounts and, more recently, as a percentage of our total net revenues. Revenues from our managed network services were RMB28.9 million, RMB150.3 million and RMB406.3 million (US$64.6 million) in 2009, 2010 and 2011, respectively, representing 9.2%, 28.6% and 39.8% of our total net revenues in the respective periods. Our managed network services help our customers optimize the Internet routing experience through our proprietary BroadEx smart routing technology and our extensive data transmission network. Contracts with customers of our managed network services generally have one-year terms with an automatic renewal provision. We charge our customers a monthly fee for the bandwidth optimized through our managed network services. With the acquisition of 51% equity interest in the Managed Network Entities in September 2010, our revenues from managed network services have substantially increased from 2009 to 2010, and we expect that revenues from managed network services to continue to increase substantially following our acquisition of Gehua in October 2011.

Cost of Revenues

Our cost of revenues primarily consists of telecommunications cost, and other costs. The following table sets forth, for the periods indicated, our cost of revenues, in absolute amounts and as a percentage of our total net revenues:

	For the Year Ended December 31,
	2009		2010		2011
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Cost of revenues:
Telecommunications costs	180,612	57.6	322,701	61.5	600,321	95,381	58.8
Others	48,692	15.5	74,157	14.1	144,050	22,888	14.1

Total cost of revenues	229,304	73.1	396,858	75.6	744,371	118,269	72.9

Telecommunications costs refer to expenses incurred in acquiring telecommunication resources from carriers for our data centers, including bandwidth and cabinet leasing costs that cover rentals, utilities and other costs associated with the cabinets we lease from our partnered data centers. Our other costs of revenues include utilities costs for our self-built data centers, depreciation and amortization, payroll and other compensation costs and other miscellaneous items related to our service offerings. We expect that our cost of revenues will continue to increase as our business expands, both organically and as a direct result of acquiring the Managed Network Entities and Gehua. Additionally, we anticipate recording significant expenses related to the amortization of the intangible assets related to the acquisition of the Managed Network Entities and Gehua as these intangible assets are amortized over their remaining useful lives.

Operating Expenses

Our operating expenses consist of sales and marketing expenses, general and administrative expenses and research and development expenses. The following table sets forth our operating expenses for our continuing operations, both as an absolute amount and as a percentage of total net revenues for the periods indicated.

	For the Year Ended December 31,
	2009		2010		2011
	RMB	% of Net Revenues	RMB	% of Net Revenues	RMB	US$	% of Net Revenues
	(in thousands, except percentages)
Operating expenses:

Sales and marketing expenses(1)	24,132	7.7	51,392	9.8	80,885	12,851	7.9
General and administrative expenses(1)	25,457	8.1	282,298	53.7	82,926	13,176	8.1
Research and development expenses(1)	7,607	2.4	19,924	3.8	34,657	5,506	3.4
Changes in the fair value of contingent purchase consideration payable	—	—	7,537	1.4	63,185	10,039	6.2

Total Operating Expenses(1)	57,196	18.2	361,151	68.7	261,653	41,572	25.6

(1)	Includes share-based compensation expense as follows:

	2009	2010	2011
	RMB	RMB	RMB	US$
	(in thousands)
Allocation of share-based compensation expenses:
Sales and marketing expenses	—	11,884	5,763	916
General and administrative expenses	—	254,936	31,420	4,992
Research and development expenses	—	6,416	2,619	416

Total share-based compensation expenses	—	273,236	39,802	6,324

Sales and Marketing Expenses

Our sales and marketing expenses primarily consist of compensation and benefit expenses for our sales and marketing staff, including share-based compensation expenses, as well as advertisement and agency service fees. Our sales and marketing expenses also include office-related expenses and business development expenses incurred associated with our sales and marketing activities. To a lesser extent, our sales and marketing expenses include depreciation of equipment used associated with our selling and marketing activities. As our business expands, we expect to increase the headcount of our sales and marketing staff and as a result, increase our sales and marketing expenses.

General and Administrative Expenses

Our general and administrative expenses primarily consist of compensation and benefits paid to our management and administrative staff, including share-based compensation expenses, the cost of third-party professional services, and depreciation and amortization of property and equipment used in our administrative activities. Our general and administrative expenses, to a lesser extent, also include office rent, office-related expenses, and expenses associated with training and team building activities. Primarily due to our RMB254.9 million share-based compensation expenses for the share issuance to Sunrise incurred in 2010, our general and administrative expenses amounted to RMB282.3 million in 2010, compared to RMB25.5 million in 2009. Our share-based compensation in 2011 decreased significantly, and as a result, our total general and administrative expenses also decreased in 2011 compared to 2010. However, except for the share-based compensation expenses, we expect that our other general and administrative expense items, such as salaries paid to our management and administrative staff as well as professional services fees, will increase as we expand our business and consolidate the operations of Gehua.

Research and Development Expenses

Our research and development expenses primarily include salaries, employee benefits, share-based compensation expenses and other expenses incurred in connection with our technological innovations, such as container data centers and our proprietary BroadEx smart routing technology. We anticipate that our research and development expenses will continue to increase as we devote more resources to develop and improve technologies, enhance our service offerings and improve operating efficiencies.

Share-Based Compensation Expenses

Our share-based compensation expenses include share options granted under our amended 2010 share incentive plan, and fully-vested ordinary shares, which was issued at par value US$0.00001 per share to Sunrise, a company solely owned by Mr. Sheng Chen, our chairman and chief executive officer, in recognition of Mr. Chen’s services to our company for the past decade. As a result, we recorded share-based compensation expenses in the amount of RMB277.9 million during 2010, of which RMB206.1 million was related to the fully-vested ordinary shares and RMB71.8 million was related to the grant of share options. In 2011, we recorded RMB39.8 million (US$6.3 million) share-based compensation to operating expenses.

In July 2010, our board of directors and shareholders adopted our 2010 share incentive plan. We subsequently amended our 2010 share incentive plan on January 14, 2011 in connection with our corporate restructuring. As of the date of this annual report, we have granted options to purchase 30,593,408 ordinary shares. As a result, we recorded share-based compensation expenses in the amount of RMB42.0 million (US$6.7 million) in 2011 in connection with our option grants. Going forward, we plan to grant share incentive awards that will vest pro rata during the relevant vesting periods.

On December 31, 2010, we issued 24,826,090 ordinary shares at par value US$0.00001 per share to Sunrise, a company solely owned by Mr. Sheng Chen, our chairman and chief executive officer, for a total payment of US$248.3 in recognition of his past services to the Company. These ordinary shares are fully-vested, non-assessable and not subject to any redemption, repurchase or similar rights. On the grant date, we recorded share-based compensation expense in the amount of RMB206.1 million based on the fair value of each ordinary share of US$1.234 per share when the shares were issued to Sunrise, in general and administrative expenses which represent the estimated fair value of the ordinary shares issued. This issuance was a one-time grant and we do not plan to make any similar grant in the near future. Additionally, Mr. Chen may, at a future date, transfer a portion of these shares to existing and former employees of our company at his sole discretion, although he is under no contractual obligation to do so. Any share-based shareholder contribution, if and when made by Mr. Chen for the benefit of our company, would be recognized as share-based compensation expense in our results of operations, which would be derived from the estimated fair value of the ordinary share award on the transfer date. Our future results of operations may be materially and adversely affected if a significant amount of share-based compensation is recorded in connection with such future transfers of ordinary shares.

Amortization Expenses for Intangible Assets

Although amortization expenses for intangible assets have not been a significant factor affecting our results of operations, such amortization expenses have increased recently. In 2009, 2010 and 2011, our amortization expenses were RMB5.0 million, RMB11.4 million and RMB30.1 million (US$4.8 million), respectively. Primarily due to our acquisition of the Managed Network and Gehua, our intangible assets increased significantly from RMB17.2 million as of December 31, 2009 to RMB157.1 million as of December 31, 2010 and to RMB159.4 million (US$25.3 million) as of December 31, 2011.

Taxation

The Cayman Islands

The Cayman Islands currently does not levy taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our company levied by the government of the Cayman Islands, except for stamp duties that may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. The Cayman Islands is not a party to any double taxation treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Hong Kong

Our Hong Kong subsidiary, 21Vianet HK, is incorporated in Hong Kong and is subject to Hong Kong profits tax rate of 16.5% for the three years ended December 31, 2009, 2010 and 2011. We have not made a provision for Hong Kong profits tax in the consolidated financial statements because 21Vianet HK had no assessable profits in the years ended December 31, 2009, 2010 and 2011.

PRC

Our PRC subsidiaries are subject to PRC enterprise income tax, or EIT, on the taxable income in accordance with the relevant PRC income tax laws.

On March 16, 2007, the National People’s Congress enacted the New EIT Law, effective on January 1, 2008. The New EIT Law unified the previously-existing separate income tax laws for domestic enterprises and foreign invested enterprises and adopted a unified 25% enterprise income tax rate applicable to all resident enterprises in China, except for certain entities eligible for preferential tax rates and grandfather rules stipulated by the New EIT Law.

In April 2009, 21Vianet Beijing received approval of a six-year tax holiday commencing effective from January 1, 2006, which allows it to utilize a three-year 100% exemption followed by a three-year 50% reduced EIT rate. In December 2008, 21Vianet Beijing also received approval as a High and New Technology Enterprises, or HNTE, eligible for a tax holiday and 15% preferential tax rate effective from 2008 to 2010. In September 2011, 21Vianet renewed such approval as a HNTE and is eligible for a 15% preferential tax rate effective from 2011 to 2014. In accordance with the PRC Income Tax Laws, an enterprise awarded with HNTE status may enjoy a reduced EIT rate of 15%. However, in the event that any of the various provisions of the transitional preferential enterprise income tax policies, the New EIT Law and the implementing regulations overlap, an enterprise may choose the most advantageous policy to apply its sole and absolute discretion. 21Vianet Beijing has chosen to apply the tax holiday.

In April 2011, 21Vianet Xi’an obtained a written approval from Shaanxi Tax Bureau for a preferential tax rate of 15%. The preferential tax rate is awarded to companies that have operations in certain industries and meet the criteria set forth in the Preferential Tax Policies for Development of the Western Regions. Such qualification for preferential tax rate needs to be assessed on an annual basis.

The Company’s other PRC subsidiaries were subject to EIT at a rate of 25% for the years ended December 31, 2009, 2010 and 2011.

Under the New EIT Law, dividends paid by PRC enterprises out of profits earned after 2007 to non-PRC tax resident investors are subject to PRC withholding tax of 10%. A lower withholding tax rate may be applied based on applicable tax treaty with certain countries.

The EIT Law also provides that enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC are considered PRC tax resident enterprises and subject to PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. As of December 31, 2011, no detailed interpretation or guidance has been issued to define “place of effective management.” Furthermore, as of December 31, 2011, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. We believe we are not a PRC resident enterprise. However, if we are deemed to be a PRC resident enterprise, we would be subject to PRC tax under the EIT Law. We have analyzed the applicability of this law as of December 31, 2011, and recorded a liability for the uncertain tax positions. We will continue to monitor changes in the interpretation or guidance of this law.

Internal Control Over Financial Reporting

Prior to our initial public offering, we were a private company with limited accounting personnel and other resources for addressing our internal controls over financial reporting. In connection with the audit of our consolidated financial statements included in this annual report, we and our independent registered public accounting firm identified certain significant deficiencies and deficiencies in our internal controls over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “significant deficiency” is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for the oversight of the company’s financial reporting. A “deficiency” in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

We have taken the following remedial measures to improve our internal control over financial reporting: (i) in June 2010 hiring an AICPA designated chief financial officer with publicly listed company and U.S. GAAP experience who also has audit committee member expertise; (ii) commencing preparing a comprehensive set of written accounting policies and procedures manual to guide our financial personnel in addressing significant accounting and financial statement close issues in preparation of our financial statements so that they are in compliance with U.S. GAAP and SEC requirements; (iii) adopting formal policies to accommodate our planned accelerated financial reporting close-process that accelerates the timely reconciliations of the amounts recorded by us against the amounts recorded by our customers and suppliers; (iv) implementing formal information technology approval and authorization policies and procedures for user account management to regulate user account creation, modification and deletion; and (v) formalizing our transfer pricing policy to ensure the timely preparation and maintenance of sufficient supportable documentation that adequately supports our transfer pricing policy.

We have also taken additional measures to improve our internal controls over financial reporting in 2011, including (i) hiring several accounting personnel from big four accounting firms and other public listed companies with extensive experience in U.S. GAAP and SEC reporting requirements; (ii) establishing an internal audit department and hiring a certified internal auditor and a certified information system auditor with requisite experience in Section 404 of the Sarbanes-Oxley Act; (iii) establishing an audit committee and building up an internal audit function; (iv) engaging PricewaterhouseCoopers to assist with compliance with Section 404 of the Sarbanes-Oxley Act; (v) establishing an operation management supervision department and developing clear and transparent operational guidelines with the objective of building an efficient and effective internal control environment; (vi) developing and implementing a comprehensive set of written accounting policies and procedures manual to guide our finance personnel in addressing significant accounting and financial statement close issues in the preparation of our financial statements so that they are in compliance with U.S. GAAP and SEC requirements; and (vii) continuing to develop and improve our internal policies relating to internal controls over financial reporting.

However, we cannot assure you that we will be able to remediate our control deficiencies in a timely manner. As improving internal controls over financial reporting is an on-going process and several measures have yet to be taken, we are not able to estimate with reasonable certainty the costs that we will need to incur to implement measures designed to improve our internal controls over financial reporting.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amounts in our consolidated financial statements. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Although actual results have historically been reasonably consistent with management’s expectations, actual results may differ from these estimates or our estimates may be affected by different assumptions or conditions.

Some of our accounting policies require higher degrees of judgment than others in their application. When reviewing our consolidated financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgment and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions. We consider the policies discussed below to be critical to an understanding of our consolidated financial statements as their application places significant demands on the judgment of our management. We believe the following critical accounting policies are the most significant to the presentation of our financial statements and some of which may require the most difficult, subjective and complex judgments and should be read in conjunction with our consolidated financial statements, the risks and uncertainties described under “Risk Factors” and other disclosures included in this annual report.

Revenue Recognition

We host our customers’ servers and networking equipment, improving the performance, availability and security of their Internet services. We also provide managed network services to enable our customers to deliver data across the Internet in a faster and more reliable manner through extensive data transmission network and BroadEx smart routing technology.

Consistent with the criteria of Staff Accounting Bulletin No. 104, “Revenue Recognition”, we recognize revenue from sales of these services when there is a signed sales agreement with fixed or determinable fees, services have been provided to the customer and collection of the resulting customer’s receivable is reasonably assured.

Our services are provided under the terms of a master service agreement, which will typically accompany a one-year term renewal option with the same terms and conditions. Customers choose at the outset of the arrangement to either use our services through a monthly fixed bandwidth or traffic volume usage and fee arrangement, or choose a plan based on actual bandwidth or traffic volume used during the month at fixed pre-set rates. We recognize and bill for revenue for excess usage, if any, in the month of its occurrence to the extent a customer’s usage of the services exceeds their pre-set monthly fixed bandwidth usage and fee arrangements. The rates as specified in the master service agreements are fixed for the duration of the contract term and are not subject to adjustment.

We may charge our customers an initial set-up fee prior to the commencement of services. We record these initial set-up fees as deferred revenue and recognize revenue ratably over the period of the customer service agreement. Generally, all our customers’ service agreements will require some amount of initial set-up along with the selected service subscription.

Business tax on revenues earned from provision of services to customers is recorded as a deduction from gross revenue to derive net revenue in the same period in which the related revenue is recognized. Except 21Vianet Beijing, 21Vianet Xi’an and Xingyunhengtong Beijing Network Technology Co., Ltd., which are subject to 5% business tax rate on their revenues, all other PRC subsidiaries and its consolidated VIE are subject to a 3% business tax rate. The business tax expenses for the years ended December 31, 2009, 2010 and 2011 amounted to approximately RMB11.9 million, RMB20.5 million and RMB42.2 million (US$6.7 million), respectively.

Fair Value of Financial Instruments

Our financial instruments include cash and cash equivalents, short-term investments, restricted cash, accounts receivable, other receivables, short-term bank borrowings, accounts payable, balances with related parties, other payables and preferred shares. Other than our preferred shares, the carrying values of these financial instruments approximate their fair values due to their short-term maturities.

Our Series A preferred shares, Series B preferred shares and Series C1 preferred shares are initially recognized at fair value. No accretion is recorded as the Series A contingently redeemable convertible preferred shares are only contingently redeemable upon certain liquidation events and the initial fair value of the Series B convertible preferred shares is greater than its redemption value. The Series C1 contingently redeemable convertible preferred shares are then subsequently accreted to its redemption values using the effective interest method. As a beneficial conversion feature exists as of the commitment date, its intrinsic value is allocated from the carrying value of the Series C1 contingently redeemable convertible preferred shares as a contribution to additional paid-in capital. The discount resulting from the beneficial conversion feature is amortized from the date of issuance to the earliest conversion date.

The contingent consideration in both cash and shares and the option to acquire our ordinary shares are initially measured at fair value of the date of acquisition of the Managed Network Entities and Gehua and subsequently remeasured at the end of each reporting period with any adjustment to the fair value recorded to the current period expense. The call option to purchase the remaining 49% equity interest in the Managed Network Entities is initially measured at fair value and is recognized as part of non-controlling interest as it is an embedded feature in the Managed Network Entities’ shares, which does not qualify for bifurcation accounting. With the assistance of an independent third party valuation firm, we determined the estimated fair value of our preferred shares, the contingent consideration in both cash and shares, the option to acquire our ordinary shares and the call option to purchase the remaining 49% equity interests in the Managed Network Entities, that are recognized in the consolidated financial statements.

Consolidation of Variable Interest Entity

PRC laws and regulations currently restrict foreign ownership of PRC companies that engage in value-added telecommunications services, including content and application delivery services. To comply with the foreign ownership restriction, we conduct our business in China through contractual arrangements. 21Vianet Technology has contractual arrangements with 21Vianet China, and its respective shareholders. See “—C.Organizational Structure”. 21Vianet Beijing, subsidiary of 21Vianet Technology, holds a Cross-Regional VAT licenses to carry out the data center services across nine cities in China. We exercise effective control over 21Vianet Technology through a series of contractual arrangements, including an irrevocable power of attorney, under which each shareholder of 21Vianet Technology appointed 21Vianet China or a person designated by 21Vianet China as his/her attorney-in-fact to attend shareholders’ meeting of 21Vianet Technology, exercise all the shareholder’s voting rights, and an exclusive technical consulting and services agreement. As a result, we receive substantially all of the economic benefits of 21Vianet Technology in consideration for the services provided by 21Vianet China and we are considered the primary beneficiary of 21Vianet Technology. Accordingly, 21Vianet Technology is our VIE under U.S. GAAP and we consolidate its result in our consolidated financial statements. We have confirmed with King and Wood Mallesons, our PRC legal counsel, on the compliance and validity of each of the contractual agreements under PRC laws and regulations. However, any change in PRC laws and regulations may affect our ability to effectively control 21Vianet Technology and preclude us from consolidating 21Vianet Technology in the future.

Business Combinations

In 2009, we adopted ASC 805, Business Combinations, which revised the accounting guidance in FASB Statement No. 141, Business Combinations that we were required to apply to our acquisition of Shanghai Guotong Network Co., Ltd., or Shanghai Guotong, in June 2007. We acquired the Managed Network Entities and Gehua in September 2010 and October 2011, respectively, and have accounted for these acquisitions pursuant to ASC 805. ASC 805 requires us to recognize separately from goodwill the assets acquired and the liabilities assumed at their acquisition date fair values. Goodwill as of the acquisition date is measured as the excess of consideration transferred and the net of the acquisition date fair values of the assets acquired and the liabilities assumed. In cases where we acquire less than 100% ownership interest, we will derive the fair value of the acquired business as a whole, which will typically include a control premium and subtract the consideration transferred by us for the controlling interest to identify the fair value of the noncontrolling interest. In addition, the share purchase agreements entered into may contain contingent consideration provisions obligating us to pay additional purchase consideration, upon the acquired business’s achievement of certain agreed upon operating performance based milestones. Under ASC 805, these contingent consideration arrangements are required to be recognized and measured at fair value at the acquisition date as either a liability or as an equity instrument, with liability instruments being required to be remeasured at each reporting period through the results of our operations until such time as to when the contingency is resolved.

For example, in connection with our acquisition of the Managed Network Entities and Gehua, we determine the estimated fair value of acquired identifiable intangible and tangible assets as well as assumed liabilities with the assistance of an independent third party valuation firm. We derive estimates of the fair value of assets acquired and liabilities assumed using reasonable assumptions based on historical experiences and on the information obtained from management of the acquired companies. Critical estimates in valuing certain of the acquired intangible assets required us to but were not limited to the following: deriving estimates of future expected cash flows from the acquired business, the determination of an appropriate discount rate, deriving assumptions regarding the period of time that the acquired vendor contracts and customer relationship arrangements would continue and the initial measurement and recognition of any contingent consideration arrangements and the evaluation of whether contingent consideration arrangement is in substance compensation for future services. Unanticipated events may occur which may affect the accuracy or validity of such assumptions or estimates.

In case where we acquired the remaining interest in a subsidiary once we have obtained control, such transaction is accounted for as an equity transaction where the difference between the fair value of the purchase consideration and the carrying amount of the non-controlling interests recorded in additional paid-in capital.

Discontinued Operations

When a component of an entity has been disposed of and we will no longer have significant continuing involvement in the operations of component, such results are classified as discontinued operations in our consolidated statements of operations.

We determined the results of our discontinued operations using a combination of specific identification of revenues and certain costs. When specific determination is not available, we allocate the remaining costs using applicable cost drivers.

Income Taxes

In determining taxable income for financial statement reporting purposes, we must make certain estimates and judgments. These estimates and judgments are applied in the calculation of certain tax liabilities and in the determination of the recoverability of deferred tax assets, which arise from temporary differences between the recognition of assets and liabilities for tax and financial statement reporting purposes.

We must assess the likelihood that we will be able to recover our deferred tax assets. If recovery is not likely, we must increase our provision for taxes by recording a charge to income tax expense, in the form of a valuation allowance, for the deferred tax assets that we estimate will not ultimately be recoverable. We consider past performance, future expected taxable income and prudent and feasible tax planning strategies in determining the need for a valuation allowance.

In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax rules and the potential for future adjustment of our uncertain tax positions by the various jurisdictional tax authorities. If our estimates of these taxes are greater or less than actual results, an additional tax benefit or charge will result.

Share-based Compensation

We account for share options issued to employees in accordance with ASC topic 718, or ASC 718, “Compensation—Stock Compensation.” In accordance with the fair value recognition provision of ASC 718, share-based compensation cost is measured at the grant date based on the fair value of the option and is recognized as an expense, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. We recognize compensation expenses using the straight-line method for the share options granted with service conditions that have a graded vesting schedule.

In July 2010, we adopted our 2010 share incentive plan which was subsequently amended on January 14, 2011. Under the amended 2010 share incentive plan, we may grant options to purchase up to an aggregate of 36,585,630 of our ordinary shares to our employees, directors and consultants. To date, no share options have been issued to our consultants. As of the date of this annual report, options to purchase 20,366,968 of ordinary shares were outstanding and options to purchase 5,922,222 ordinary shares were available for future grant under the amended 2010 share incentive plan. On December 31, 2010, we issued 24,826,090 ordinary shares at par value US$0.00001 per share to Sunrise, a company solely owned by Mr. Sheng Chen, our chairman and chief executive officer, for a total payment of US$248.3 in recognition of his past services to our company. These ordinary shares are fully vested, nonassessable and not subject to any redemption, repurchase or similar rights. As such, we recorded compensation expenses of RMB206.1 million based on the fair value of our ordinary share of US$1.234 per share at the grant date when the shares were issued to Sunrise. Additionally, Mr. Chen may, at a future date, transfer a portion of these shares to existing and former employees of our company at his discretion, although he is under no contractual obligation to do so. Any share-based shareholder contribution, if and when made by Mr. Chen for the benefit of our company, would be recognized as share-based compensation expense in our results of operations, which would be derived from the estimated fair value of the ordinary share award on the transfer date. Our future results of operations may be materially and adversely affected if a significant amount of share-based compensation is recorded in connection with such future transfers of ordinary shares.

With the assistance of an independent third party valuation firm, we have applied the Black-Scholes option valuation model in determining the fair value of the options granted before September 30, 2011. We estimate expected volatility at the date of grant based on a combination of historical and implied volatilities from comparable publicly listed companies. Forfeiture rate is estimated based on historical forfeiture patterns and adjusted to reflect future change in circumstances and facts, if any.

For share options granted after September 30, 2011, the fair value of each grant is estimated on the date of grant using a binomial-lattice model. Similar to the Black-Scholes option valuation model, the binomial-lattice model takes into account variable such as expected volatility, dividend yield, and risk-free interest rates. Risk-free interest rates are based on zero coupon U.S. risk-free rates for the terms consistent with the expected life of the award at the time of grant. Expected life is computed based on our estimation of exercise patterns which we believe are representative of future behavior. Expected dividend yield is determined based on our historical dividend payout rate.

Recently Issued Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board, or FASB, issued ASU 2011-04, Fair Value Measurement (Topic 820), Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. ASU 2011-04 amends the fair value measurement and disclosure guidance in ASC 820, Fair Value Measurement, to converge U.S. GAAP and International Financial Reporting Standards requirements for measuring amounts at fair value as well as disclosures about these measurements. The amendments are effective during interim and annual periods beginning after December 15, 2011. We do not expect that the adoption of ASU 2011-04 will have a material impact to the Company’s consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05 (ASU 2011-05), Comprehensive Income (Topic 220), presentation of Comprehensive Income. ASU 2011-05 requires that all non-owner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present total other comprehensive income, the components of other comprehensive income, and the total of comprehensive income. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. In December 2011, the FASB issued ASU 2011- 12 (ASU 2011-12), Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05. ASU 2011-12 defers the requirement in ASU 2011-05 that entities present reclassification adjustments for each component of accumulated other comprehensive income (“AOCI”) in both net income and other comprehensive income on the face of the financial statements. ASU 2011-12 requires entities to continue to present amounts reclassified out of AOCI on the face of the financial statements or disclose those amounts in the notes to the financial statements. The effective date of ASU 2011-12 is consistent with ASU 2011-05, which is effective for fiscal years and interim periods beginning after December 15, 2011 for public entities. We do not expect that the adoption of both ASU 2011-05 and ASU 2011-12 will have a material impact to the presentation of the Company’s consolidated financial statements.

In September 2011, the FASB issued ASU 2011-08 (ASU 2011-08), Intangibles—Goodwill and Other (Topic 350), Testing Goodwill for Impairment. ASU 2011-08 is intended to simplify how entities test goodwill for impairment. ASU 2011-08 permits an entity to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued. We do not expect that the adoption of ASU 2011-08 will have a material impact to the Company’s consolidated financial statements.

Inflation

In the last 3 years, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent increase changes in the consumer price index in China for December 2009, 2010 and 2011 were 1.9%, 4.6% and 4.1%, respectively. Although we have not been materially affected by inflation in the past, we cannot assure you that we will not be affected in the future by higher rates of inflation in China

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated both in absolute amount and as a percentage of our total net revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results you may expect for future periods.

	For the Year Ended December 31,
	2009		2010		2011
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Consolidated Statements of Operations Data:
Net revenues	313,635	100.0	525,203	100.0	1,020,929	162,209	100.0
Hosting and related services	284,780	90.8	374,946	71.4	614,612	97,652	60.2
Managed network services	28,855	9.2	150,257	28.6	406,317	64,557	39.8
Cost of revenues (1)	(229,304)	(73.1)	(396,858)	(75.6)	(744,371)	(118,269)	(72.9)

Gross profit	84,331	26.9	128,345	24.4	276,558	43,940	27.1
Operating expenses:
Sales and marketing expenses(1)	(24,132)	(7.7)	(51,392)	(9.8)	(80,885)	(12,851)	(7.9)
General and administrative expenses(1)	(25,457)	(8.1)	(282,298)	(53.7)	(82,926)	(13,176)	(8.1)
Research and development expenses(1)	(7,607)	(2.4)	(19,924)	(3.8)	(34,657)	(5,506)	(3.4)
Changes in the fair value of contingent purchase consideration payable	—	—	(7,537)	(1.4)	(63,185)	(10,039)	(6.2)

Operating profit (loss)	27,135	8.7	(232,806)	(44.3)	14,905	2,368	1.5
Interest income	827	0.3	580	0.1	14,939	2,374	1.5
Interest expense	(416)	(0.1)	(2,793)	(0.5)	(4,398)	(699)	(0.4)
Other income	694	0.2	1,152	0.2	1,943	309	0.2
Other expense	(1,207)	(0.4)	(906)	(0.2)	(520)	(83)	(0.1)
Foreign exchange gain	88	0.0	1,646	0.3	32,747	5,203	3.2

Profit/(loss) from continuing operations before income taxes	27,121	8.7	(233,127)	(44.4)	59,616	9,472	5.8
Income tax (expense) benefit	32,860	10.5	(1,588)	(0.3)	(13,677)	(2,173)	1.3

Net profit (loss) from continuing operations	59,981	19.2	(234,715)	(44.7)	45,939	7,299	4.5
Loss from discontinued operations	(63,910)	(20.4)	(12,952)	(2.5)	—	—	—

Net profit (loss)	(3,929)	(1.2)	(247,667)	(47.2)	45,939	7,299	4.5
Net income attributable to non-controlling interest	(1,990)	(0.6)	(7,722)	(1.5)	(27,495)	(4,369)	2.7

Net profit (loss) attributable to the Company’s ordinary shareholders	(5,919)	(1.9)	(255,389)	(48.7)	18,444	2,930	1.8

	For the Year Ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
	(in thousands)
Non-GAAP Financial Data:(2)
Adjusted gross profit	86,478	141,990	307,103	48,793
Adjusted net profit	24,902	59,454	169,993	27,009
EBITDA	48,110	(201,761)	103,882	16,505
Adjusted EBITDA	48,110	83,657	209,026	33,211

(1)	Includes share-based compensation expense as follows:

	2009	2010	2011
	RMB	RMB	RMB	US$
	(in thousands)
Allocation of share-based compensation expenses:
Cost of revenues	—	4,645	2,157	343
Sales and marketing expenses	—	11,884	5,763	916
General and administrative expenses	—	254,936	31,420	4,992
Research and development expenses	—	6,416	2,619	416

Total share-based compensation expenses	—	277,881	41,959	6,667

(2)	For discussions and reconciliations of these non-GAAP measures to net loss, see “Item 3. Key Information—A. Selected Financial Data—Non-GAAP Financial Measures”

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Net Revenues

Our net revenues increased by 94.4% from RMB525.2 million in 2010 to RMB1.0 billion (US$162.2 million) in 2011. This increase was due to the growth of both our hosting and related service business and our managed network services business. The average monthly recurring revenues increased by 95.7% to RMB82.0 million (US$13.0 million) in 2011 from RMB41.9 million in 2010.

Revenues from our hosting and related services amounted to RMB614.6 million (US$97.7 million) in 2011, increasing by 63.9% from RMB374.9 million in 2010. The increase in revenues from our hosting and related services was primarily a result of the increase in the total number of cabinets under our management in both our self-built and partnered data centers, which was attributable to growing customer demand. The number of cabinets under our management increased from 5,750 as of December 31, 2010 to 7,816 as of December 31, 2011, while our pricing points remained relatively stable. The increase of our hosting and related services revenues in this period was also a result of the significant growth in sales to existing customers, driven by an increased demand for our hosting and related services.

Revenues from our managed network services amounted to RMB406.3 million (RMB64.6 million) in 2011, increasing by 170.4% from RMB150.3 million in 2010. As a percentage to our total net revenues, revenues from our managed network services increased from 28.6% in 2010 to 39.8% in 2011. The increase in revenues from managed network services was primarily due to successful integration with the business of the Managed Network Entities after acquiring 51% equity interests in the Managed Network Entities in September 2010 and the business of Gehua in October 2011 and also driven by an increase in network capacity demand for data transmission services. We started to recognize revenues from Gehua in the fourth quarter of 2011, and recognized RMB21.5 million (US$3.4 million) during the quarter. We also recognized net revenue of RMB270.9 million (US$43.0 million) from the Managed Network Entities in 2011. With the acquisition of Gehua in October 2011 and the continued successful integration of the Managed Network Entities, we expect that revenues from managed network services will substantially increase in 2012.

Cost of Revenues

Our cost of revenues increased by 87.6% from RMB396.9 million in 2010 to RMB744.4 million (US$118.3 million) in 2011. Our telecommunication costs increased by 86.0% from RMB322.7 million in 2010 to RMB600.3 million (US$95.4 million) in 2011. This increase was primarily due to the consolidation of the operating results of the Managed Network Entities and Gehua as well as a general overall increase in our telecommunication costs. Additionally, amortization expense of intangible assets derived from acquisitions recorded within cost of revenue were RMB28.4 million (US$4.5 million) in 2011, compared to RMB9.0 million in 2010.

We expect that our cost of revenues will increase as our business expands, both organically and as we reflect the full fiscal year effects of consolidating the operating results of Gehua which we acquired in October 2011. Additionally, we anticipate recording significant expenses related to the amortization of the intangible assets related to the acquisition of the Managed Network Entities’ and Gehua’s intangible assets as these intangible assets are amortized over their remaining useful lives.

Gross Profit

Our gross profit increased by 115.5% from RMB128.3 million in 2010 to RMB276.6 million (US$43.9 million) in 2011. Our gross profit as a percentage of net revenues, or gross margin, increased from 24.4% in 2010 to 27.1% in 2011. The increase in gross margin was primarily due to continued revenue mix shift towards a higher percentage of self-built data centers, which carry slightly higher gross margins relative to partnered data centers.

Operating Expenses

Our operating expenses decreased by 27.6% from RMB361.2 million in 2010 to RMB261.7 million (US$41.6 million) in 2011. As a percentage of net revenues, our operating expenses decreased from 68.7% in 2010 to 25.6% in 2011. This decrease was primarily due to the substantial decrease of RMB206.1 million in share-based compensation expenses incurred for the one-time share issuance to Sunrise. Our share-based compensation expenses were RMB273.2 million in 2010, mainly due to the issuance of ordinary shares to Sunrise as well as accelerated vesting schedules of some grants under our amended 2010 share incentive plan in 2010, while our share-based compensation expenses were RMB39.8 million (US$6.3 million) in 2011.

Sales and Marketing Expenses. Our sales and marketing expenses increased by 57.4% from RMB51.4 million in 2010 to RMB80.9 million (US$12.9 million) in 2011, primarily due to expansion of our sales and service support team. As a percentage of net revenues, our sales and marketing expenses decreased from 9.8% in 2010 to 7.9% in 2011.

General and Administrative Expenses. Our general and administrative expenses decreased substantially from RMB282.3 million in 2010 to RMB82.9 million (US$13.2 million) in 2011, primarily due to a decrease of RMB223.5 million in share-based compensation expenses incurred for the one-time share issuance to Sunrise. As a percentage of net revenues, our general and administrative expenses decreased from 53.7% in 2010 to 8.1% in 2011.

Research and Development Expenses. Our research and development expenses increased by 73.9% from RMB19.9 million in 2010 to RMB34.7 million (US$5.5 million) in 2011. The increase reflected the Company’s efforts to further strengthen its research and development capabilities and expand and improve its service offerings. Despite the increase in research and development expenses, our total net revenues also increased substantially from RMB525.2 million in 2010 to RMB1.0 billion (US$162.2 million) in 2011, as a result, our research and development expenses as a percentage of total net revenues decreased from 3.8% in 2010 to 3.4% in 2011.

Changes in the Fair Value of Contingent Purchase Consideration Payable. We recorded an increase in the fair value of contingent purchase consideration payable in connection with our acquisition of the original 51% and the remaining 49% equity interests in the Managed Network Entities and the acquisition of Gehua in the amount of RMB63.2 million (US$10.0 million) in 2011, which was primarily due to the increase in fair value of estimated contingent cash and share considerations during this period.

Interest Income

Our interest income increased substantially from RMB0.6 million in 2010 to RMB14.9 million (US$2.4 million) in 2011, primarily due to significant increase interest generating cash and cash equivalents and short term investments balances which were derived directly from the cash proceeds from the Company’s initial public offering in April 2011.

Interest Expense

Our interest expense increased from RMB2.8 million in 2010 to RMB4.4 million (US$0.7 million) in 2011, primarily due to an increase in bank loan.

Other Income

Our other income in 2011 was approximately RMB1.9 million (US$0.3 million), compared to RMB1.2 million in 2010. Other income in 2010 was primarily attributable to the services fee charged to related parties of RMB0.6 million. Other income in 2011 was primarily attributable to a government grant of RMB1.2 million (US$0.2 million). Such government grant was for general purposes and therefore was recorded as an non-operating item.

Other Expenses

Our other expenses were approximately RMB0.5 million (US$83,000) in 2011, a 42.6% decrease from RMB0.9 million in 2010. Other expenses in both periods were primarily due to the loss attributable to the disposal of certain of our equipment, such as servers and entry securities systems.

Foreign Exchange Gain

We had a foreign exchange gain of RMB32.7 million (US$5.2 million) in 2011, which increased significantly from RMB1.6 million in 2010, primarily due to the depreciation of the U.S. dollar relative to the Renminbi for the Renminbi denominated cash and short-term investments we held on the Company, whose functional currency is U.S. dollar.

Income Tax Expense Benefit

Our income tax expense amounted to RMB13.7 million (US$2.2 million) in 2011, as compared to income tax expense amounting to RMB1.6 million in 2010, primarily due to the increase of taxable income for our PRC subsidiaries and consolidated VIEs.

Net Profit/(Loss) from Continuing Operations

We recorded a net profit of RMB45.9 million (US$7.3 million) in 2011, as compared to a net loss of RMB234.7 million in 2010, primarily due to a decrease in share-based compensation expenses recorded in 2011.

Discontinued Operations

We did not dispose any operations during fiscal year 2011, while we incurred a loss of RMB13.0 million during our fiscal year 2010 in relation to the disposal of certain discontinued operations in March 2011.

Net Loss

As a result of the above, we recorded a net profit of RMB45.9 million (US$7.3 million) in 2011, as compared to a net loss of RMB247.7 million in 2010.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Net Revenues

Our net revenues increased by 67.5% from RMB313.6 million in 2009 to RMB525.2 million in 2010. This increase was due to the growth of both our hosting and related service business and our managed network services business. The average monthly recurring revenues increased by 71.7% to RMB41.9 million in 2010 from RMB24.4 million in 2009.

Revenues from our hosting and related services amounted to RMB374.9 million in 2010, increasing by 31.6% from RMB284.8 million in 2009. The increase in revenues from our hosting and related services was primarily a result of the increase in the number of cabinets under our management. The number of cabinets under our management increased from 4,157 as of December 31, 2009 to 5,750 as of December 31, 2010, while the price level we charged remained relatively stable. The increase of our hosting and related services revenues in this period was also a result of the significant growth in sales to existing customers, driven by an increased demand for our hosting and related services and the rebound of the general economy in China during the period. Average customer spending increased by 29.8% in 2010 from 2009.

Revenues from our managed network services amounted to RMB150.3 million in 2010, increasing by 420.1% from RMB28.9 million in 2009. As a percentage to our total net revenues, revenues from our managed network services increased from 9.2% in 2009 to 28.6% in 2010. The increase in revenues from managed network services was primarily due to our acquisition of the Managed Network Entities in September 2010 and also due to the increased sales of those services resulting from the improvements in our data transmission network and enhancements of our smart routing technology. We started to recognize revenues from the Managed Network Entities in the fourth quarter of 2010, and recognized RMB60.2 million during the quarter. As a result, the bandwidth optimized through our managed network services substantially increased during the period.

Cost of Revenues

Our cost of revenues increased by 73.1% from RMB229.3 million in 2009 to RMB396.9 million in 2010. As a percentage of net revenues, our cost of revenues increased from 73.1% in 2009 to 75.6% in 2010. The increase was primarily due to an increase in our telecommunication costs. Our telecommunication costs increased by 78.7% from RMB180.6 million in 2009 to RMB322.7 million in 2010. The cost increase was further attributable to an increase in share-based compensation expenses and salaries and employee benefits. Total compensation recorded as cost of revenue, including share-based compensation, increased from RMB8.4 million in 2009 to RMB21.4 million in 2010. Our share-based compensation expenses recorded as cost of revenue were RMB4.6 million in 2010, compared to nil in 2009. Amortization expenses of intangible assets derived from acquisition recorded as cost of revenue were RMB9.0 million in 2010, compared to RMB2.1 million in 2009.

Gross Profit

Our gross profit increased by 52.2% from RMB84.3 million in 2009 to RMB128.3 million in 2010. Our gross profit as a percentage of net revenues, or gross margin, decreased from 26.9% in 2009 to 24.4% in 2010. The decrease in gross margin was primarily due to the increase of telecommunications costs, which, as a percentage of our net revenues, increased from 57.6% to 61.5% during the period and, to a lesser extent, our share-based compensation expenses, which amounted to 0.9% of our net revenues in 2010, and our amortization expenses of intangible assets derived from acquisition, which amounted to 1.7% of our net revenue. The increase of telecommunication costs as a percentage to our net revenues during the period was partially due to the increase in our net revenues generated from our managed network service business.

Operating Expenses

Our operating expenses increased by 531.5% from RMB57.2 million in 2009 to RMB361.2 million in 2010. As a percentage of net revenues, our operating expenses increased from 18.2% in 2009 to 68.7% in 2010. This increase was primarily due to the incurrence of share-based compensation expenses and to a lesser extent, an increase in the headcount of our operating staff. Approximately RMB273.2 million of the share-based compensation expenses were recognized as operating expenses in 2010, compared to nil in 2009. Our significant share-based compensation expenses in 2010 were primarily attributable to the RMB206.1 million share-based compensation expenses that we recorded related to 24,826,090 fully vested ordinary shares issued at par value US$0.00001 per share to Sunrise, a company solely owned by Mr. Sheng Chen, our chairman and chief executive officer, in recognition of Mr. Chen’s services to our company for the past decade. The significant share-based compensation expenses were also attributable to the fact that a significant portion of the options granted in July 2010 vested immediately upon the grant to reward our employees for their past contributions.

Sales and Marketing Expenses. Our sales and marketing expenses increased by 113.3% from RMB24.1 million in 2009 to RMB51.4 million in 2010, primarily due to increases in share-based compensation expenses of RMB11.9 million, an RMB9.9 million increase in salaries and other benefit related expenses associated with the increase in the headcount of our sales and marketing staff, and an RMB2.0 million increase in advertisement and agency service fees. As a percentage of net revenues, our sales and marketing expenses increased from 7.7% in 2009 to 9.8% in 2010.

General and Administrative Expenses. Our general and administrative expenses increased substantially from RMB25.5 million in 2009 to RMB282.3 million in 2010, primarily as a result of an increase of RMB254.9 million in share-based compensation expenses. Our significant share-based compensation expenses in 2010 included in our general and administrative expenses were primarily related to the 24,826,090 ordinary shares we issued at par value US$0.00001 per share to Sunrise, a company solely owned by Mr. Sheng Chen, our chairman and chief executive officer, in recognition of Mr. Chen’s services to our company for the past decade. These ordinary shares are fully-vested, non-assessable and not subject to any redemption, repurchase or similar rights. The estimated fair value of each ordinary share transferred to Sunrise was US$1.234. Additionally, Mr. Chen may, at a future date, transfer a portion of these shares to existing and former employees of our company at his discretion, although he is under no contractual obligation to do so. Any share-based shareholder contribution, if and when made by Mr. Chen for the benefit of our company, would be recognized as share-based compensation expense in our results of operations, which would be derived from the estimated fair value of the ordinary share award on the transfer date. Our future results of operations may be materially and adversely affected if a significant amount of share-based compensation is recorded in connection with such future transfers of ordinary shares. The significant share-based compensation expenses were also due to the fact that a significant portion of the options granted in July 2010 vested immediately upon the grant to reward our employees for their past contributions. As a percentage of net revenues, our general and administrative expenses increased from 8.1% in 2009 to 53.7% in 2010 mainly due to the ordinary share issuance to Sunrise as well as accelerated vesting schedules of some grants under our amended 2010 share incentive plan.

Research and Development Expenses. Our research and development expenses increased by 161.8% from RMB7.6 million in 2009 to RMB19.9 million in 2010. The increase was primarily due to an increase of RMB6.4 million in share-based compensation expenses and expenses in connection with the increased headcount of our research and development staff. As a percentage of net revenues, our research and development expenses increased from 2.4% in 2009 to 3.8% in 2010.

Changes in the Fair Value of Contingent Purchase Consideration Payable. We recorded increase in the fair value of contingent purchase consideration payable in connection with our acquisition of the Managed Network Entities in the amount of RMB7.5 million in 2010, which was primarily due to the increase of present value of estimated cash and share considerations during this period.

Interest Income

Our interest income decreased from RMB0.8 million in 2009 to RMB0.6 million in 2010, primarily due to a decrease in our bank deposits during the period.

Interest Expense

Our interest expense increased from RMB0.4 million in 2009 to RMB2.8 million in 2010, primarily due to increases in our bank borrowings and capital lease obligations.

Other Income

Our other income in 2010 was approximately RMB1.2 million, compared to RMB0.7 million in 2009. Other income in 2009 included an RMB0.3 million judgment award received in connection with a successful trademark infringement lawsuit we brought against a company in Shanghai. Other income in 2010 was primarily attributable to the services fee charged to related parties of RMB0.6 million.

Other Expenses

Our other expenses were approximately RMB0.9 million in 2010, a 25% decrease from RMB1.2 million in 2009. Other expenses in both periods were primarily related to the loss attributable to the disposal of certain of our equipment, such as servers and entry security systems.

Foreign Exchange Gain

We had a foreign exchange gain of RMB1.6 million in 2010, which increased from RMB0.1 million in 2009, primarily due to the depreciation of U.S. dollar relative to the Renminbi for the U.S. dollar denominated liabilities we held.

Income Tax (Expense) Benefit

Our income tax expense amounted to RMB1.6 million in 2010, as compared to income tax benefit amounting to RMB32.9 million in 2009. Income tax benefit in 2009 was primarily related to the recognition of unrecognized tax benefit in relation to the reduced income tax rate not approved in previous periods.

Net Profit/(Loss) from Continuing Operations

We incurred a net loss of RMB234.7 million in 2010, as compared to a net profit of RMB60.0 million in 2009, primarily due to an increase in share-based compensation expenses recorded in 2010.

Discontinued Operations

Loss on discontinued operations was RMB13.0 million in 2010, compared to RMB63.9 million in 2009, primarily due to disposal of the discontinued operations on March 31, 2010.

Net Loss

As a result of the above, we incurred a net loss of RMB247.7 million in 2010, compared to a net loss of RMB3.9 million in 2009.

B.	Liquidity and Capital Resources

Prior to our initial public offering, we have financed our operations primarily through cash flows from operations and through the proceeds from private placements of preferred shares to investors as well as bank borrowings. On April 21, 2011, we completed our initial public offering in which we issued and sold 14,950,000 ADSs representing 89,700,000 Class A ordinary shares resulting in net proceeds to us of approximately US$204.3 million. We believe the cash we received from our initial public offering in April 2011 and the anticipated cash flow from operations will provide us with sufficient capital to meet our anticipated cash needs for the foreseeable future. If we have additional liquidity needs in the future, we may obtain additional financing, including equity offering and debt financing in capital markets, to meet such needs.

Cash transfers from our PRC subsidiaries to our subsidiaries outside of China are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of our PRC subsidiaries and consolidated variable interest entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Item 3. Key Information D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues.”

As of December 31, 2011, we had RMB410.4 million (US$65.2 million) in cash and cash equivalents, and RMB894.5 million (US$142.1 million) in short-term investments.

As of December 31, 2011, we had short-term bank borrowings from various commercial banks with an aggregate outstanding balance of RMB100.0 million (US$15.9 million). Our short-term bank borrowings bore average interest rates of 6.40% and 6.76% per annum, respectively, in 2010 and 2011. These short-term bank borrowings have maturity terms of six months to one year and expire at various times throughout the year. There are no material covenants or restrictions on us associated with these outstanding short-term borrowings.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
	(in thousands)
Net cash generated from operating activities	2,760	81,372	166,135	26,395
Net cash used in investing activities	(34,850)	(616)	(1,268,054)	(201,473)
Net cash generated from (used in) financing activities	28,750	(69,498)	1,443,947	229,420
Effect on foreign exchange rate changes on cash and short term investments	—	—	(14,895)	(2,367)
Net increase (decrease) in cash and cash equivalent	(3,340)	11,258	327,133	51,975
Cash and cash equivalents at beginning of the year	75,338	71,998	83,256	13,229
Cash and cash equivalents at end of the year	71,998	83,256	410,389	65,204

Operating Activities

Net cash generated from operating activities was RMB166.1 million (US$26.4 million) in 2011, as compared to net cash generated from operating activities of RMB81.4 million in 2010.

Net cash generated from operating activities in 2011 primarily resulted from payments of RMB960.4 million (US$152.6 million) received from our customers, partially offset by our payments for telecommunication costs of RMB589.7 million (US$93.8 million), taxes paid of RMB69.1 million (US$11.0 million) and employee salaries and welfare payments of RMB88.7 million (US$14.1 million). Our accounts receivable increased from RMB76.4 million as of December 31, 2010 to RMB147.6 million (US$23.5 million) as of December 31, 2011, primarily due to the increase of our revenues from our operations during the same period.

Net cash generated from operating activities was RMB81.4 million in 2010, compared to net cash generated from operating activities of RMB2.8 million in 2009. Net cash generated from operating activities in 2010 primarily resulted from payments of RMB527.5 million received from our customers, partially offset by our payments for telecommunication costs of RMB329.5 million, taxes paid of RMB18.0 million and employee salaries and welfare payments of RMB61.9 million. Our accounts receivable increased from RMB40.3 million as of December 31, 2009 to RMB76.4 million as of December 31, 2010, primarily due to the increase of our revenues from our operations during the same period. Net cash generated from operating activities in 2009 primarily resulted from RMB331.9 million of cash we received from our customers, partially offset by our payments for telecommunication costs of RMB187.0 million, taxes paid of RMB13.5 million and employee salaries and welfare payments of RMB71.4 million.

Investing Activities

Net cash used in investing activities was RMB1,268.1 million (US$201.5 million) in 2011, as compared to net cash used in investing activities of RMB0.6 million in 2010. Net cash used in investing activities in 2011 is primarily related to our payments for short-term investments in the amount of RMB1,650.3 million (US$262.2 million), our purchase of property and equipment in the amount of RMB255.8 million (US$40.6 million), our acquisition of the remaining 49% equity interests in the Managed Network Entities in the amount of RMB67.4 million (US$10.7 million), partially offset by proceeds received from maturity of short-term investments in the amount of RMB747.1 million (US$118.7 million) and proceeds from disposal of property and equipment in the amount of RMB7.6 million (US$1.2 million).

Net cash used in investing activities amounted to RMB0.6 million in 2010, as compared to RMB34.9 million in 2009. Net cash used in 2010 is primarily related to the acquisition of the Managed Network Entities in the amount of RMB47.6 million, purchase of property and equipment in the amount of RMB58.6 million in connection with the expansion of our data centers and network, partially offset by proceeds from disposal of property and equipment in the amount of RMB26.7 million, contributed from shareholders for the accounting disposal of the discontinued operations of SH Guotong and GZ Juliang, respectively and cash proceeds from deemed contribution from the shareholders for the legal disposal of certain carved-out entities in aggregate of RMB79.6 million, as part of corporation reorganization. Net cash used in investing activities in 2009 primarily related to purchase of property and equipment of RMB34.6 million. Net cash used in investing activities in 2009 primarily related to purchase of property and equipment in connection with the expansion of our data centers and network of RMB34.6 million.

Financing Activities

Net cash generated from financing activities was RMB1,443.9 million (US$229.4 million) in 2011, as compared to net cash used in financing activities amounting to RMB69.5 million in 2010. Net cash generated from financing activities primarily related to proceeds from issuance of 89,700,000 Class A ordinary shares upon the sale of 14,950,000 ADSs in our initial public offering in the amount of RMB1,332.9 million.

Net cash used in financing activities amounted to RMB69.5 million in 2010, as compared to net cash generated from financing activities amounted to RMB28.8 million in 2009. Net cash generated from financing activities in 2010 primarily related to an RMB55.0 million proceeds from short-term borrowings and repayment of amount due to related parties in the amount of RMB111.4 million. Net cash generated from financing activities in 2009 primarily related to the increase of amount due to related parties.

Capital Expenditures

We had capital expenditures relating to the addition of property and equipment of RMB32.4 million, RMB150.0 million and RMB292.8 million (US$46.5 million) in 2009, 2010 and 2011, respectively, representing 10.3%, 28.6% and 28.7%, respectively of our total net revenues. Our capital expenditures were primarily for the capital lease or purchase of electronic equipment and optic fibers for our business. Our capital expenditures have been primarily funded by net cash provided by financing activities and cash generated from our operations. We estimate that our capital expenditures in 2012 will be approximately RMB537.2 million, which will be primarily used to build self-built data centers and to purchase network equipment, servers and other equipment to expand our business. We plan to fund the balance of our capital expenditure requirements for 2012 with cash from the proceeds from our initial public offering, operations and additional bank borrowings, if available.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our PRC subsidiary, our VIE and its subsidiaries in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiaries. If our subsidiary or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiary is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, our PRC subsidiary, VIE and its subsidiaries is required to set aside a portion of its after-tax profits each year to fund a statutory reserve and to further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of the board or the enterprise itself. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation of these subsidiaries.

C.	Research and Development, Patents and Licenses, etc.

Research and Development

Our strong research and development capabilities support and enhance our service offerings. We believe that we have one of the most experienced research and development teams in the Internet infrastructure sector in China. We devote significant resources to our research and development efforts, focusing on improving customer experience, increasing operational efficiency and bringing innovative solutions to the market quickly. Our research and development team consisted of 89 engineers as of December 31, 2011, or 12% of our work force. Many of our engineers have more than 10 years of relevant industry experience. In 2009, 2010 and 2011, our research and development expense were RMB7.6 million, RMB19.9 million and RMB34.7 million (US$5.5 million), respectively.

Consistent with our strong innovation culture, we devote significant resources to the research and development of our container-based data centers, our BroadEx smart routing technology and other innovations. We plan to strengthen our research and development in cloud computing infrastructure service technologies. Our research and development efforts have yielded twelve patents, seven patent applications and three software copyright registrations, all in China and related to different aspects of data center services. We intend to continue to devote a significant amount of time and resources to carry out our research and development efforts.

Intellectual Property

We use our proprietary BroadEx smart routing technology to optimize network connectivity and overcome the inherent inadequacies in China’s telecommunication and Internet infrastructure. Our BroadEx smart routing technology continually monitors and analyzes the performance of all available routes and identifies the most appropriate pathway in real-time. In planning for and finding the optimized routing plan, our BroadEx technology takes into consideration speed (latency), performance, route stability and pocket losses and dynamically responds with intelligent route adjustments in order to ensure that data is traveling along the fastest and most reliable route.

We rely on a combination of copyright, patent, trademark, trade secret and other intellectual property laws, nondisclosure agreements and other protective measures to protect our intellectual property rights. We generally control access to, and use of, our proprietary software and other confidential information through the use of internal and external controls, including physical and electronic security, contractual protections, and intellectual property law. We have implemented a strict security and information technology management system, including the prohibition of copying and transferring of codes. We educate our staff on the need to, and require them to, comply with such security procedures. We also promote protection through contractual prohibitions, such as requiring our employees to enter into confidentiality and non-compete agreements.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2011 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2011:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of RMB)
Short-term borrowings (1)	100,000	100,000	—	—	—
Operating lease obligations (2)	169,396	17,749	31,952	25,680	94,015
Purchase commitments (3)	630,705	509,422	100,450	15,147	5,686
Capital lease obligations (4)	99,908	26,012	50,270	23,626	—
Total	1,000,009	653,183	182,672	64,453	99,701

Notes:

(1)	As of December 31, 2011, our short-term bank borrowings bore a weighted average interest rate of 6.76% and have maturity terms of six months to one year. Our unused short-term bank borrowing facilities amounted to RMB10.0 million. We have pledged certain computer and network equipment with the net book value of RMB20.0 million (US$3.2 million) for our bank borrowings. Mr. Sheng Chen, our chairman and chief executive officer and Mr. Jun Zhang, our chief operating officer, also provided personal guarantees to bank borrowings of RMB30 million together.
(2)	Operating lease obligations are primarily related to the lease of office and data center space.
(3)	As of December 31, 2011, we had commitments of approximately RMB211.3 million (US$33.6 million) related to acquisition of machinery, equipments and construction in progress. The commitment of machinery and equipments acquisition is expected to be settled within the next 12 months. In addition, we had outstanding purchase commitments in relation to bandwidth of RMB419.4 million (US$66.6 million).
(4)	Related to capital leases for electronic equipment and optic fibers.

G.	Safe Harbor

This annual report on Form 20-F contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “is currently reviewing,” “it is possible,” “subject to” and similar statements. Among other things, the sections titled “Item 3. Key Information—Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects” in this annual report on Form 20-F, as well as our strategic and operational plans, contain forward-looking statements. We may also make written or oral forward-looking statements in our reports filed with or furnished to the Securities and Exchange Commission, in our annual report to shareholders, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on our financial condition and results of operations for one or more prior periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this annual report on Form 20-F. Potential risks and uncertainties include, but are not limited to, a further slowdown in the growth of China’s economy, government measures that may adversely and materially affect our business, failure of the wealth management services industry in China to develop or mature as quickly as expected, diminution of the value of our brand or image due to our failure to satisfy customer needs and/or other reasons, our inability to successfully execute the strategy of expanding into new geographical markets in China, our failure to manage growth, and other risks outlined in our filings with the Securities and Exchange Commission. All information provided in this annual report on Form 20-F and in the exhibits is as of the date of this annual report on Form 20-F, and we do not undertake any obligation to update any such information, except as required under applicable law.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title

Sheng Chen	43	Chairman of the Board of Directors, Chief Executive Officer
Yoshihisa Ueno	49	Director
Hongwei Jenny Lee	39	Director
David Ying Zhang	38	Director
Terry Wang	52	Director
Jun Zhang	43	Chief Operating Officer
Shang-Wen Hsiao	50	President and Chief Financial Officer
Philip Lin	44	Executive Vice President of Strategic & Business Development
Feng Xiao	40	Vice President of Hosting Services
Ningning Lai	35	Vice President of Network Services

Mr. Sheng Chen is one of our co-founders and has served as the chairman of our board of directors and our chief executive officer since our inception. Mr. Chen has been instrumental to the development and success of our business. Mr. Chen provides vision, overall management, and strategic decision-making relating to marketing, investment planning, and corporate development. Mr. Chen has more than 20 years’ experience in the Internet infrastructure industry in China and started his entrepreneur career in 1990 when he was a sophomore at Tsinghua University. In 1999, Mr. Chen founded our business and started the first carrier-neutral data center in China. In 1989, Mr. Chen founded Beijing Taixing Data Engineering Company Limited and in 1991, founded A-1 Netcom Inc., one of the pioneers in the ISP industry in China. Mr. Chen received his bachelor’s degree in electrical engineering from Tsinghua University in 1991. Mr. Chen is a member of the Tsinghua Entrepreneur & Executive Club, a managing director of the Internet Society of China and a member of Beijing Youth Federation.

Mr. Yoshihisa Ueno has served as our director since October 2010. Our board of directors has determined that Mr. Ueno satisfies the independence standards under Rule 5605 of NASDAQ Stock Market Rules. Mr. Ueno has been the general partner and founder of Synapse Partners Limited since December 2002 and SMC Synapse Partners Limited from December 2010. Mr. Ueno also serves as a director of Smilejet Co., Ltd. from January 2012, Insource (HK) Ltd. from December 2011, CDS GS Japan Ltd. (joint venture with CDC Corp., NASDAQ: CHINA) from June 2011, TransVirtual K.K. from August 2008, aBitCool, Inc. from December 2006, Neudia Holding Limited from April 2006 and Be4Technology Limited from August 2005. Mr. Ueno co-managed Japan-China Bridge Fund as venture partner from March 2005 to February 2011. Mr. Ueno served as the general partner of Intellectual Property Bank (IPB) Partners Fund #1 in Japan from March 2006 to March 2010 and IPB Holding LLC in the United States from March 2006 to July 2007, and a director of BeyondSoft Group Holding Limited (SZSE: 2649) from September 2005 to May 2010. Mr. Ueno also served as the chief executive officer at Cycolor, Inc., from September 1998 to June 2003. Mr. Ueno worked for Fujitec from April 1985 to May 1997 in various managerial capacities in Japan, China, the United Kingdom, Spain and Hong Kong, and was responsible for the overall management of those overseas operations. Mr. Ueno received his bachelor’s degree in business administration from Takushoku University.

Ms. Hongwei Jenny Lee has served as our director since October 2010. Our board of directors has determined Ms. Lee satisfies the independence standards under Rule 5605 of NASDAQ Stock Market Rules. Ms. Lee is currently a director of HiSoft Technology International Limited, a leading China-based provider of outsourced information technology and research and development services listed on the NASDAQ Global Market. She also currently serves as a managing director of Granite Global Ventures III L.L.C., a general partner of Granite Global Ventures III L.P. and of GGV III Entrepreneurs Fund L.P. From 2002 to 2005, she served as a vice president of JAFCO Asia. From 2001 to 2002, she worked as an investment banker with Morgan Stanley. Prior to that, Ms. Lee worked as an assistant principal engineer with Singapore Technologies Aerospace Group from 1995 to 2000. Ms. Lee received her bachelor’s degree in electrical engineering and master’s degree in engineering from Cornell University. Ms. Lee also has an MBA degree from Kellogg School of Management at Northwestern University.

Mr. David Ying Zhang has served as our director since October 2010. Our board of directors has determined that Mr. Zhang satisfies the independence standards under Rule 5605 of NASDAQ Stock Market Rules. Mr. Zhang is the founding managing partner at Matrix Partners China, an early stage technology venture capital firm in China. Prior to forming Matrix Partners China, Mr. Zhang was the managing director and head of the Beijing office of WI Harper, a venture capital investment fund. Mr. Zhang joined WI Harper in late 2001 in its San Francisco office and moved to China in early 2003. Prior to joining WI Harper, Mr. Zhang worked with ABN AMRO Capital and Salomon Smith Barney successively. Mr. Zhang is currently an independent director of Focus Media Holding Limited, an out-of-home media and advertising network company listed on the NASDAQ Global Market. Mr. Zhang also serves as an independent director for China Real Estate Information Corporation, a provider of real estate information, consulting, and online services listed on the NASDAQ Global Market. Mr. Zhang received his bachelor’s degree from California State University in San Francisco and his master’s degree from Northwestern University.

Mr. Terry Wang has served as our independent director since April 2011. Mr. Wang has over 20 years of extensive experience in international financial service industry and management experience in technology, manufacturing industries and capital markets. Mr. Wang has been the chief financial officer since 2008 at Trina Solar Ltd., a company listed on the New York Stock Exchange. Prior to joining Trina Solar Ltd., Mr. Wang served as the executive vice president of finance of Spreadtrum Communications, Inc., a wireless and fabless semiconductor company listed on NASDAQ, from 2004 to 2007. Before that, Mr. Wang served as the chief financial officer of a silicon valley-based technology company and controller at one of the largest NASDAQ-listed semiconductor assembly and testing companies. Before that time, he worked for several years in capital market and service industries. Mr. Wang is a certified management accountant (CMA) and is certified in financial management (CFM). Mr. Wang received an MBA from University of Wisconsin and master of science degrees from Brown University and Fudan University. Mr. Wang received his bachelor’s degree in science from Fudan University.

Mr. Jun Zhang is one of our co-founders and has served as our chief operating officer since June 1999. From 1996 to 1999, Mr. Zhang served as vice president of Cenpok Inc., which sold its core operating assets to A-1 Netcom China Inc. in 1999. Mr. Zhang has been instrumental to the development and success of our business. Mr. Zhang received his bachelor’s degree in environmental engineering from Tsinghua University.

Mr. Shang-Wen Hsiao has served as our President and chief financial officer since June 2010. Previously, Mr. Hsiao served as the chief financial officer of Greatdreams (China), Inc. from June 2008 to June 2010. Prior to that, Mr. Hsiao served as the chief financial officer of Memsic Inc. (NASDAQ: MEMS) from July 2007 to June 2008. Mr. Hsiao is currently an independent director of Camelot Information Systems Inc. (NYSE: CIS), a leading provider of enterprise application services and financial industry IT services in China listed on the New York Stock Exchange. Mr. Hsiao also served as the chief executive officer and chief financial officer of Centuryfone 121 Networking and Communication Co. from September 2003 to May 2007. From July 2000 to September 2003, Mr. Hsiao served as the chief financial officer of YesKey Group. From January 1994 to July 2000, Mr. Hsiao was a senior manager of business, tax and legal advisory for Arthur Andersen LLP in Philadelphia and Shanghai. Mr. Hsiao received his Juris Doctor degree from Rutgers School of Law in 1994 and his bachelor’s degree in finance and accounting from Temple University in 1989. Mr. Hsiao has been a certified public accountant since 1989 and was admitted to the Pennsylvania Bar in 1994.

Mr. Philip Lin has served as our executive vice president of strategy & business development since April 2011. Prior to joining us, Mr. Lin held executive positions at various Internet and telecom related companies operating in China and the United States. Mr. Lin also served as an executive at Kluge & Company, where he invested in telecom and Internet related private equity deals on behalf of John Kluge and Metromedia Company. Mr. Lin received an undergraduate degree from Cornell University and a MBA from Columbia University.

Mr. Feng Xiao has served as our vice president of hosting and related services since January 2009. Mr. Xiao has served in various roles since joining us in 1996 as a sales manager. From May 1998 to December 2002, Mr. Xiao was the senior manager of the marketing department; from January 2003 to December 2005, Mr. Xiao was a director of sales; from January 2006 to December 2007, Mr. Xiao was the deputy general manager of our company; from January 2008 to December 2008, Mr. Xiao was the general manager of North China Region and vice president. Prior to joining us, Mr. Xiao was a planning manager of HeDe Group Company. Mr. Xiao graduated from Capital University of Economics and Business in 1995, and received his master degree of business administration at China Europe International Business School in 2011.

Mr. Ningning Lai has served as our vice president of network services since October 2007. Mr. Lai joined us as a network engineer in March 2000 and has served in many roles. From April 2001 to September 2004, Mr. Lai was the manager of the network operation department; from October 2004 to June 2005, Mr. Lai was a senior business development manager for our network business; from July 2005 to July 2006, Mr. Lai was the senior manager of technical support center and was later promoted to be the director of technical support center from August 2006 to September 2007. Prior to joining us, Mr. Lai worked for Capital Information Development Company Limited from July 1999 to February 2000. Mr. Lai received his bachelor’s degree in computer science from Beijing Union University.

Employment Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our senior executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. In such case, the executive officer will not be entitled to receive payment of any severance benefits or other amounts by reason of the termination, and the executive officer’s right to all other benefits will terminate, except as required by any applicable law. We may also terminate an executive officer’s employment without cause upon one-month advance written notice. In such case of termination by us, we are required to provide compensation to the executive officer, including severance pay, as expressly required by the applicable law of the jurisdiction where the executive officer is based. The executive officer may terminate the employment at any time with a one-month advance written notice, if there is any significant change in the executive officer’s duties and responsibilities inconsistent in any material and adverse respect with his or her title and position or a material reduction in the executive officer’s annual salary before the next annual salary review, or if otherwise approved by the board of directors.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence, and not to use, except as required in the performance of his or her duties in connection with the employment, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice and to assign all right, title and interest in them to us, and assist us in obtaining patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our clients, customers or contacts or other persons or entities introduced to the executive officer for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination.

B.	Compensation of Directors and Executive Officers

In 2011, the aggregate cash compensation we paid to our executive officers was approximately RMB4.5 million (US$0.7 million), which total amount included RMB1.2 million (US$0.2 million) for pension, retirement, medical insurance or other similar benefits for our executive officers. We did not provide any cash compensation to our non-executive directors in 2011. Other than the amounts stated above, no pension, retirement or similar benefits has been set aside or accrued for our executive officers or directors. None of our non-executive directors has a service contract with us that provides for benefits upon termination of employment.

In addition to the cash compensation referenced above, we also provide share-based compensation to our directors and officers. The total share-based compensation we provided to our directors and officers amounted to RMB22.5 million (US$3.6 million) in 2011. For option grants to our directors and officers, see “—Share Incentive Plan.” On December 31, 2010, we entered into a share subscription agreement with Sunrise, a company solely owned by Mr. Sheng Chen, our chairman and chief executive officer, in recognition of his past services to our company. Pursuant to the agreement, we issued 24,826,090 ordinary shares to Sunrise at par value US$0.00001 per share. The ordinary shares issued to Sunrise are fully vested, non-assessable and not subject to any condition or any redemption, repurchase or similar rights. As such, we recorded share-based compensation expenses of RMB206.1 million based on the fair value of our ordinary shares of US$1.234 per share on the date when the shares were issued to Sunrise. Neither Sunrise nor Mr. Chen is subject to any contractual obligation to transfer part or all of these shares to any person under the share subscription agreement or otherwise. This issuance was a one-time grant in recognition of and to reward Mr. Chen’s services to our company for the past decade. Mr. Chen is the sole beneficial owner of these shares and has the sole voting and dispositive power over these shares.

Share Incentive Plan

On July 16, 2010, we adopted our 2010 share incentive plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and to promote the success of our business. We subsequently amended our 2010 share incentive plan on January 14, 2011 in connection with our corporate restructuring. The plan permits the grant of options to purchase our ordinary shares, share appreciation rights, restricted shares, restricted share units, dividend equivalent rights and other instruments as deemed appropriate by the administrator under the plans. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the amended 2010 share incentive plan is 36,585,630 shares. As of the date of this annual report, we have granted options to purchase 30,593,408 ordinary shares under our amended 2010 share incentive plan.

The following table summarizes, as of the date of this annual report, the stock options granted, or to be granted in the near future, under our amended 2010 share incentive plan to our directors and executive officers and to other individuals as a group.

Name	Options Granted		Exercise Price (US$/ Share)	Date of Grant	Date of Expiration	Vesting Schedule
Sheng Chen	1,540,000		0.15	July 16, 2010	July 16, 2020	4 years from July 1, 2008
Shang-Wen Hsiao	2,949,100		0.15	July 16, 2010	July 16, 2020	4 years from June 17, 2010
Jun Zhang	4,620,000		0.15	July 16, 2010	July 16, 2020	4 years from July 1, 2008
Feng Xiao	3,080,000		0.15	July 16, 2010	July 16, 2020	4 years from July 1, 2008
Ningning Lai	3,080,000		0.15	July 16, 2010	July 16, 2020	4 years from July 1, 2008
Terry Wang		*	(1)	April 1, 2011	April 1, 2021	3 years from April 21, 2011
Philip Lin		*	0.15	March 25, 2011	March 25, 2021	4 years from April 1, 2011
Other individuals as a group	14,071,278		0.15 to 0.7	—	—	—

*	Upon exercise of all options granted, would beneficially own less than 1% of our outstanding ordinary shares.
(1)	US$2.5 from date of grant to August 2, 2011, US$2.0 starting from August 3, 2011.

The following paragraphs describe the principal terms of our amended 2010 share incentive plan.

Plan Administration. Our board and the compensation committee of the board will administer our plans. A committee of one or more members of the board designated by our board or the compensation committee is also authorized to grant or amend awards to participants other than senior executives. The committee will determine the provisions and terms and conditions of each award grant. It shall also have discretionary power to interpret the terms of our plans.

Award Agreement. Awards granted under our plans are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of an award, the provisions applicable in the event the participant’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an award.

Eligibility. We may grant awards to our employees, consultants and all the board members. However, no shares may be optioned, granted or awarded if such action would cause an incentive share option to fail to qualify as an incentive share option under Section 422 of the Internal Revenue Code of 1986 of the United States.

Acceleration of Awards upon Change in Control. The participant’s awards shall become fully exercisable and all forfeiture restrictions on such awards shall lapse, unless converted, assumed or replaced by a successor.

Exercise Price. The exercise price of an option shall be determined by the plan administrator and set forth in the award agreement and may be a fixed or variable price related to the fair market value of the shares, to the extent not prohibited by applicable laws. Subject to certain limits set forth in the plan, the exercise price may be amended or adjusted in the absolute discretion of the plan administrator, the determination of which shall be final, binding and conclusive. To the extent not prohibited by applicable laws or any exchange rule, a downward adjustment of the exercise prices of options shall be effective without the approval of the shareholders or the approval of the affected participants.

Vesting Schedule. In general, our plan administrator determines or the evidence of the award specifies, the vesting schedule.

Amendment and Termination of the Plan. With the approval of our board, our plan administrator may, at any time and from time to time, amend, modify or terminate the plan, provided, however, that no such amendment shall be made without the approval of the our shareholders to the extent such approval is required by applicable laws, or in the event that such amendment increases the number of shares available under our plan, permits our plan administrator to extend the term of our plan or the exercise period for an option beyond ten years from the date of grant, or results in a material increase in benefits or a change in eligibility requirements, unless we decides to follow home country practice.

C.	Board Practices

Board of Directors

Our board of directors currently consists of five directors. A director is not required to hold any shares in the company by way of qualification. Under our fourth amended and restated memorandum and articles of association, subject to any separate requirement for audit committee approval or compensation committee approval or unless disqualified by the chairman of the relevant board meeting, so long as a director discloses the nature of his or her interest in any contract, proposal or arrangement (including arrangement with respect to compensation to himself or herself or any other members of the board) in which he or she is materially interested, such a director may vote in respect of such contract, proposal or arrangement and may be counted in the quorum at such a meeting. A director may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Committees of the Board of Directors

We have three committees under the board of directors: the audit committee, the compensation committee and the nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Terry Wang, Hongwei Jenny Lee and Yoshihisa Ueno, each of whom satisfies the “independence” requirements of Rule 5605 of NASDAQ Stock Market Rules and Rule 10A-3 under the Securities Exchange Act of 1934. Terry Wang is the chair of our audit committee. The purpose of the audit committee is to assist our board of directors with its oversight responsibilities regarding: (i) the integrity of our financial statements, (ii) our compliance with legal and regulatory requirements, (iii) the independent auditor’s qualifications and independence and (iv) the performance of our internal audit function and independent auditor. The audit committee will be responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	reviewing and approving all proposed related party transactions;

•	meeting separately and periodically with management and the independent auditors; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Yoshihisa Ueno, Hongwei Jenny Lee and Terry Wang, each of whom satisfies the “independence” requirements of Rule 5605 of NASDAQ Stock Market Rules. Yoshihisa Ueno is the chair of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors; and

•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of David Ying Zhang, Yoshihisa Ueno and Hongwei Jenny Lee, each of whom satisfies the “independence” requirements of Rule 5605 of NASDAQ Stock Market Rules. David Ying Zhang is the chair of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•

advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. We have the right to seek damages if a duty owed by our directors is breached.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of our shareholders and the board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution or the unanimous written resolution of all shareholders. We do not have a mandatory retirement age for directors. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his or her creditors; or (ii) dies or is found by our company to be or becomes of unsound mind.

D.	Employees

We had 339, 582 and 745 employees as of December 31, 2009, 2010 and 2011, respectively. The following table sets forth the number of our employees by function as of December 31, 2011:

Functional Area	Number of Employees	% of Total
Operations	278	37.3
Sales, marketing and customer support	241	32.4
Research and development	103	13.8
General and administrative	123	16.5

Total	745	100.0

Of our total employees as of December 31, 2011, 504 were located in Beijing, 241 in other cities in China.

We plan to hire additional research and development staff and other employees as we expand. Our recruiting efforts include on-campus recruiting, online recruiting and the use of professional recruiters. We partner with leading national research institutions and employ other measures designed to bring us into contact with suitable candidates for employment.

Our full time employees in the PRC participate in a government mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that our PRC subsidiaries make contributions to the government for these benefits based on a fixed percentage of the employees’ salaries.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of the date of this annual report, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

The calculations in the table below assume there are 335,626,036 ordinary shares outstanding as of the date of this annual report.

Percentage ownership and beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of this annual report, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned
	Number		%		% of Voting Power(1)
Directors and Executive Officers:
Sheng Chen(2)	51,172,431		15.2		32.8
Hongwei Jenny Lee(3)	29,304,446		8.7		17.8
David Ying Zhang(4)	19,994,350		6.0		13.2
Yoshihisa Ueno(5)	18,004,200		5.4		11.9
Jun Zhang(6)	10,898,750		3.2		4.5
Terry Wang		*		*		*
Shang-Wen Hsiao		*		*		*
Feng Xiao		*		*		*
Ningning Lai		*		*		*
Philip Lin		*		*		*
All Directors and Officers as a Group	137,203,170		40.2		80.4

Principal Shareholders:
GGV Funds(3)(7)	29,304,446		8.7		17.8
Sunrise Corporate Holding Ltd(8)	24,826,090		7.4		16.4
Matrix Partners China Funds(4)(9)	19,994,350		6.0		13.2
Fast Horse Technology Limited(10)	19,670,117		5.9		13.0
SMC Synapse Partners Limited(11)	18,004,200		5.4		11.9

Notes:

*	Less than 1%.
(1)	Percentage of total voting power represents voting power with respect to all of our Class A and Class B ordinary shares, as a single class. Each holder of our Class B ordinary shares is entitled to ten votes per Class B ordinary share and each holder of Class A ordinary shares is entitled to one vote per Class A ordinary share held by our shareholders on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a 1:1 basis.
(2)	Consists of (i) 962,500 Class A ordinary shares and 769,486 Class B ordinary shares owned by Personal Group Limited, a British Virgin Islands company solely owned by Mr. Chen, (ii) 19,670,117 Class B ordinary shares owned by Fast Horse Technology Limited, a British Virgin Islands company solely owned by Mr. Chen, (iii) 4,398,821 Class B ordinary shares owned by Beacon Capital Group Inc., a British Virgin Islands company solely owned by Mr. Chen, (iv) 24,826,090 Class B ordinary shares owned by Sunrise Corporate Holding Ltd., a British Virgin Islands company solely owned by Mr. Chen, and (v) 545,417 Class A ordinary shares that Mr. Chen has the right to acquire pursuant to his options within 60 days of this annual report. The business address for Mr. Chen is M5, 1 Jiuxianqiao East Road, Chaoyang District, Beijing, China, 100016.

(3)	Consists of (i) 6,698 ADSs, representing 40,134 Class A ordinary shares, and 428,740 Class B ordinary shares held by GGV III Entrepreneurs Fund L.P., and (ii) 411,377 ADSs, representing 2,468,262 Class A ordinary shares, and 26,367,310 Class B ordinary shares held by Granite Global Ventures III L.P. Granite Global Ventures III L.L.C. is the sole General Partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. As such, Granite Global Ventures III L.L.C. possesses power to direct the voting and disposition of the shares owned by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Granite Global Ventures III L.L.C. owns no securities in the Company directly. Scott Bonham, Hany Nada, Glenn Soloman, Thomas Ng, Jixun Foo, Hongwei Jenny Lee, Jessie Jin and Fumin Zhuo are managing directors of Granite Global Ventures III L.L.C. As such, Scott Bonham, Hany Nada, Glenn Soloman, Thomas Ng, Jixun Foo, Hongwei Jenny Lee, Jessie Jin and Fumin Zhuo possess power to direct the voting and disposition of the shares owned by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Scott Bonham, Hany Nada, Glenn Soloman, Thomas Ng, Jixun Foo, Hongwei Jenny Lee, Jessie Jin and Fumin Zhuo own no securities in the Company directly. Ms. Lee is a director of our company. The business address for Ms. Lee is 2494 Sand Hill Road, Suite 100, Menlo Park, CA 94025, United States.
(4)	Consists of (i) 18,154,870 Class B ordinary shares Matrix Partners China I, L.P., and (iv) 1,839,480 Class B ordinary shares held by Matrix Partners China I-A, L.P. We refer to these funds collectively as Matrix Partners China Funds. Matrix Partners China Funds are managed by Matrix China I GP Ltd. Timothy A. Barrows, David Ying Zhang, David Su and Yibo Shao are directors of Matrix China I GP Ltd. and are deemed to have shared voting and investment power over the shares held by Matrix Partners China Funds. The business address for David Ying Zhang is Suite 2901, Nexus Center, 19A East Third Ring Road North, Chaoyang, Beijing 100020, China.
(5)	Consists of 18,004,200 Class B ordinary shares held by SMC Synapse Partners Limited. Mr. Ueno is a director of our company appointed by SMC Synapse Partners Limited. The business address for Mr. Ueno is 23F Chinachem Johnston Plaza, 178-186 Johnston Road, Hong Kong.
(6)	Consists of (i) 2,887,500 Class A ordinary shares owned by Moomins Inc., a British Virgin Islands company which is solely owned by Mr. Zhang, (ii) 1,636,250 Class A ordinary shares that Mr. Zhang has the right to acquire pursuant to his options within 60 days of this annual report, and (iii) 6,375,000 Class B ordinary shares owned by Moomins Inc., a British Virgin Islands company which is solely owned by Mr. Zhang. The business address for Mr. Zhang is M5, 1 Jiuxianqiao East Road, Chaoyang District, Beijing, China, 100016.
(7)	The business address of GGV Funds is 2494 Sand Hill Road, Suite 100, Menlo Park, CA 94025, United States.
(8)	Consists of 24,826,090 Class B ordinary shares. Sunrise Corporate Holding Ltd. is 100% owned by Sheng Chen. The business address for Sunrise Corporate Holding Ltd. is Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.
(9)	The business address for Matrix Partners China Funds is PO Box 309, Ugland House, Grand Cayman, KY1-104, Cayman Islands.
(10)	Consists of 19,670,117 Class B ordinary shares. Fast Horse Technology Limited is 100% owned by Sheng Chen. The business address for Fast Horse Technology Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(11)	Consists of 18,004,200 Class B ordinary shares. SMC Synapse Partners Limited is controlled by Yoshihisa Ueno, who share the voting and investment power over such shares held by SMC Synapse Partners Limited. The business address for SMC Synapse Partners Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. We issued Class A ordinary shares represented by our ADSs in our initial public offering in April 2011. Holders of our Class B ordinary shares may choose to convert their Class B ordinary shares into the same number of Class A ordinary shares at any time. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our ADSs—Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.”

To our knowledge, as of the date of this annual report, a total of 209,109,560 Class A ordinary shares and 26,796,058 Class B ordinary shares are held by eight record holders in the United States, including Citibank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—Share Ownership.”

B.	Related Party Transactions

Transactions with Certain Directors, Shareholders, Affiliates and Key Management Personnel

Transactions with Affiliates

On April 30, 2009, we disposed of Shanghai Guotong Network Co., Ltd., or Shanghai Guotong, to Sheng Chen and Jun Zhang as part of a reorganization for cash consideration of RMB48.3 million from Sheng Chen and RMB20.7 million from Jun Zhang.

Starting from April 1, 2010 and ending on December 31, 2010, we have been providing services (primarily hosting and related services) to our affiliates, including Shanghai Guotong, Guangzhou Juliang Internet Information Technology Co., Ltd., or Guangzhou Juliang, Beijing Wanwei Huoju Network Technology Co., Ltd., 21Vianet Beijing Intelligence Energy System Technology Co., Ltd., Foshan 21Vianet Intelligent Technology Co., Ltd., Beijing Huoju Lianhe Network Service Co., Ltd., CloudEx Beijing Science & Technology Co., Ltd. and Beijing CloudEx Software Service Co., Ltd. For the year ended December 31, 2010, we received service fees from these affiliates in the amount of RMB11.3 million, RMB1.2 million, RMB1.0 million, RMB5,000, RMB4,000, RMB896,000, RMB541,000 and RMB2,000, respectively. For the year ended December 31, 2011, we have been providing services (primarily hosting and related services) to our affiliates, including Shanghai Guotong, Guangzhou Juliang, 21 Vianet Beijing Intelligence Energy System Technology Co., Ltd., Foshan 21 Vianet Intelligent Technology Co., Ltd., CloudEx Beijing Science & Technology Co., Ltd., Beijing CloudEx Software Service Co., Ltd. and Tianjin Yunlifang Technology Co., Ltd., and we received RMB8.2 million (US$1.3 million), RMB268,000 (US$43,000), RMB3,000 (US$1,000), RMB39,000 (US$6,000), RMB854,000 (US$136,000), RMB90,000 (US$14,000) and RMB93,000 (US$15,000), respectively.

Since April 1, 2010 and ending on December 31, 2010, we have been leasing optical fibers and bandwidth from Shanghai Guotong and Ningbo 21Vianet Information Technology Co., Ltd. The total leasing costs we paid to these affiliates were RMB2.9 million and RMB149,000, respectively. For the year ended December 31, 2011, we have been leasing optical fibers and bandwidth from Shanghai Guotong and 21Vianet Xi’an Technology Limited, or Xi’an Technology. The total leasing costs we paid to these affiliates were RMB2.6 million (US$406,000) and RMB8.8 million (US$1.4 million), respectively.

Since 2009, we have been leasing office space to 21Vianet Engineering Technology Services Co., Ltd., or VEE. Rent income for the year ended December 31, 2009 and 2010 amounted to RMB335,000 and RMB51,000, respectively. There is no rent income for the year ended December 31, 2011. We also leased office space to Beijing Wanwei Huoju Network Technology Co., Ltd. in 2010. Rent income for the year ended December 31, 2010 amounted to RMB60,000. Since 2009, we have been providing service to VEE, for which we have received fees amounting to RMB40,000, RMB1.1 million and RMB303,000 (US$48,000) for the year ended December 31, 2009, 2010 and 2011, respectively.

Since 2009, we have been leasing network equipment and received other technology services from Xi’an Technology, an affiliate of our principal shareholders. Payments for the year ended December 31, 2009, 2010 and 2011 amounted to RMB4.0 million, RMB13.2 million and RMB897,000 (US$143,000), respectively. Since 2011, we have been leasing network equipment from Ningbo 21Vianet Information Technology Co., Ltd. and paid RMB442,000 (US$70,000) for the year ended December 31, 2011.

In 2010 and 2011, we have purchased certain computer and network equipment from Xi’an Technology, in the amount of RMB27.6 million and RMB39.9 million (US$6.3 million) for the year ended December 31, 2010 and 2011.

In 2010, we have disposed of certain property and equipment to Beijing Wanwei Huoju Technology Co., Ltd., Beijing CloudEx Software Service Co., Ltd. and CloudEx Beijing Science & Technology Co., Ltd. The net book value of property and equipment we disposed to these affiliates for the year ended December 31, 2010 amounted to RMB4.5 million, RMB1.5 million and RMB4.4 million, respectively.

In 2010, we have disposed of certain intangible assets to Beijing CloudEx Software Service Co., Ltd., CloudEx Beijing Science & Technology Co., Ltd. and Qingdao 21Vianet Information Technology Co., Ltd. The net book value of the intangible assets we disposed to these affiliates for the year ended December 31, 2010 amounted to RMB466,000, RMB428,000 and RMB23,000, respectively.

Transactions with our Shareholders

On October 31, 2010, aBitCool waived a balance due from us in an amount of RMB115.3 million in connection with our restructuring in preparation of our initial public offering. On December 31, 2010, aBitCool waived a balance due from us in an amount of RMB803,000. The waiver was recorded as a deemed contribution from a shareholder as part of additional paid-in capital.

In September 2011, we acquired 10% equity interests in Telehouse Beijing Co., Ltd. from aBitCool for cash consideration of RMB8.2 million (US$1.3 million).

On October 1, 2011, through 21Vianet Technology and 21Vianet Beijing, we entered into an agreement with 21Vianet Zhi Hui Ke Ji Co., Ltd. and Beijing 21Vianet Zhi Hui Neng Yuan System Technology Co., Ltd., both controlled entities of aBitCool, to acquire 100% equity interest in Shanghai Cloud for cash consideration of RMB18.2 million (US$2.9 million).

On October 27, 2011, through 21Vianet Beijing, we entered into an agreement with 21Vianet Zhi Hui Ke Ji Co., Ltd. to acquire 100% equity interest in Shenzhen Cloud for cash consideration of RMB7.9 million (US$1.3 million).

Transaction with Sunrise

On December 31, 2010, we entered into a share subscription agreement with Sunrise, a company solely owned by Mr. Sheng Chen, our chairman and chief executive officer. Pursuant to the agreement, we issued 24,826,090 ordinary shares to Sunrise at par value US$0.00001 per share. The ordinary shares issued to Sunrise are fully vested, non-assessable and not subject to any condition or any redemption, repurchase or similar rights. Neither Sunrise nor Mr. Chen is subject to any contractual obligation to transfer part or all of these shares to any person under the share subscription agreement or otherwise. This issuance was a one-time grant in recognition of and to reward Mr. Chen’s services to our company for the past decade. Mr. Chen is the sole beneficial owner of these shares and has the sole voting and dispositive power over these shares.

Contractual Arrangements with Our PRC VIE and its Shareholders

See “Item 4.C. Information on the Company—Organizational Structure—Contractual Arrangements with Our Consolidated VIE.”

Our subsidiaries, VIEs, and VIEs’ subsidiaries have engaged, during the ordinary course of business, in a number of customary transactions with each other. All of these inter-company balances have been eliminated in consolidation.

PRC individual income tax withholding related to option exercise by certain officers and senior managers

In 2011, nine officers and senior managers exercised their option to purchase 9,238,720 shares. We are responsible for withholding the PRC individual income tax related to such option exercise. As of December 31, 2011, we had an amount of RMB39.1 million (US$6.2 million) due from these nine officers and senior managers , which related to the unsettled withholding PRC individual income taxes. The amount was fully settled by the nine officers and senior managers in April 2012.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We may become subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time. We are not currently a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, is likely to have a significant effect on our business, financial condition or profitability.

Dividend Policy

We do not plan to pay any dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors has complete discretion whether to distribute dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

Holders of our ADSs will be entitled to receive dividends, if any, subject to the terms of the deposit agreement, to the same extent as the holders of our ordinary shares. Cash dividends will be paid to the depositary in U.S. dollars, which will distribute them to the holders of ADSs according to the terms of the deposit agreement. Other distributions, if any, will be paid by the depositary to the holders of ADSs by any means it deems legal, fair and practical.

We are a holding company incorporated in the Cayman Islands. We rely on dividends from our operating subsidiary to fund cash and financing requirements. Our operating subsidiary is required to comply with the applicable PRC regulations when it pays dividends to us. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in China—We rely principally on dividends paid by our operating subsidiary to fund cash and financing requirements, and limitations on the ability of our operating subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and fund our operations.”

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offering and Listing Details

Our ADSs, each representing six of our Class A ordinary shares, have been listed on the NASDAQ Global Market since April 21, 2011 under the symbol “VNET.” The following table sets forth, for the periods indicated, the high and low closing prices on the NASDAQ Global Market for our ADSs.

The last reported closing price for our ADSs on April 17, 2012 was US$11.96 per ADS.

	Trading Price (US$)
	High	Low
Annual High and Low
Fiscal Year 2011	11.15	8.31

Quarterly Highs and Lows
Second Quarter of 2011	22.33	9.65
Third Quarter of 2011	14.82	9.74
Fourth Quarter of 2011	11.15	8.31
First Quarter of 2012	13.75	9.16

Monthly Highs and Lows
October 2011	11.15	8.76
November 2011	10.46	8.31
December 2011	9.80	8.51
January 2012	10.73	9.16
February 2012	12.74	10.83
March 2012	12.38	10.90
April 2012 (through April 17)	12.00	10.75

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing six of our ordinary shares, have been traded on the NASDAQ Global Market since April 21, 2011 under the symbol “VNET.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are a Cayman Islands company and our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (as amended) and common law of the Cayman Islands.

As of the date hereof, our authorized share capital is US$7,700 divided into (i) 470,000,000 Class A Ordinary Shares of a nominal or par value of US$0.00001 each and (ii) 300,000,000 Class B Ordinary Shares of a nominal or par value of US$0.00001 each. As of the date of this annual report, there are 204,379,967 Class A ordinary shares and 131,246,069 Class B ordinary shares issued and outstanding.

The following are summaries of material provisions of our fourth amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our common shares.

Registered Office and Objects

The Registered Office of the Company is situated at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other location within the Cayman Islands as the Directors may from time to time determine. The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Law or any other law of the Cayman Islands.

Board of Directors

See “Item 6.C. Board Practices—Board of Directors.”

Ordinary shares

General. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.

Conversion. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares or preferred shares under any circumstances. Upon transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into an equal number of Class A ordinary shares.

Voting Rights. In respect of matters requiring shareholders’ votes, each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to ten votes. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by at least three shareholders entitled to vote at the meeting, or one or more shareholders holding at least 10% of the paid-up voting share capital or 10% of the total voting rights entitled to vote at the meeting, present in person or by proxy.

A quorum required for a meeting of shareholders consists of at least one shareholder present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, who holds no less than one-third of our voting share capital. Shareholders’ meetings may be held annually and may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least one-third of our voting share capital. Advance notice of at least 14 days is required for the convening of our annual general meeting and other shareholders’ meetings.

An ordinary resolution to be passed by the shareholders requires a simple majority of votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires no less than two-thirds of the votes attaching to the ordinary shares cast in a general meeting. A special resolution is required for important matters such as a change of name. Our shareholders may effect certain changes by ordinary resolution, including increase the amount of our authorized share capital, consolidating and dividing all or any of our share capital into shares of larger amount than our existing shares, and the cancellation of any shares.

Transfer of Shares. Subject to the restrictions of our memorandum and articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its sole discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (b) the instrument of transfer is in respect of only one class of shares; (c) the instrument of transfer is properly stamped, if required; (d) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; (e) the shares transferred are free of any lien in favor of us; or (f) a nominal processing fee may determine to be payable by our director has been paid to us in respect thereof.

If our directors refuse to register a transfer, they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Liquidation. On a return of capital on winding up or otherwise (other than for conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption of Shares. Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our board of directors.

Variations of Rights of Shares. All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking in priority to or pari passu with such previously existing shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

D.	Exchange Controls

See “Item 4. Information on the Company—Business Overview—Regulations—Regulations on Foreign Currency Exchange.”

E.	Taxation

The following summary of the material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or Class A ordinary shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” of the PRC. A circular issued by the State Administration of Taxation on April 22, 2009 clarified that dividends and other income paid by certain offshore enterprises controlled by a PRC company or a PRC company group established outside of the PRC will be considered PRC-source income and subject to PRC withholding tax, currently at a rate of 10%, when paid to non-PRC enterprise shareholders. Under the implementation regulations to the Enterprise Income Tax Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, the circular mentioned above specifies that certain offshore enterprises controlled by a PRC company or a PRC company group will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision-making bodies; key properties, accounting books, the company seal, and minutes of board meetings and shareholders meetings; and half or more of the senior management or directors having voting rights. Although the circular only applies to offshore enterprises controlled by PRC enterprises and not those controlled by PRC individuals, the determining criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals. We believe that we are not a PRC resident enterprise. However, if the PRC tax authorities determine we are a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold tax at the rate of 10% from dividends we pay to our shareholders, including the holders of our ADSs. In addition, non-PRC holders of shares and ADSs may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or Class A ordinary shares if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC holders of shares and ADSs would be able to claim the benefits of any tax treaties between their tax residence and the PRC in the event that we are treated as a PRC resident enterprise. See “Risk Factors—Risks Related to Doing Business in China—Under the PRC Enterprise Income Tax Law, we may be classified as a resident enterprise of China. Such classification could result in unfavorable tax consequences to us and our non-PRC holders of shares and ADSs.”

Material United States Federal Income Tax Considerations

The following is a summary of the material United States federal income tax consequences of the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder, as defined below, that acquires our ADSs and holds our ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code. This summary is based upon existing United States federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, and tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any state, local, or non-United States tax considerations. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our ADSs or Class A ordinary shares.

General

For purposes of this summary, a “U.S. Holder” is a beneficial owner of our ADSs or Class A ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the United States Internal Revenue Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ADSs or Class A ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our ADSs or Class A ordinary shares are urged to consult their tax advisors regarding an investment in our ADSs or Class A ordinary shares.

Based in part on certain representations from the depositary bank, a U.S. Holder of ADSs will be treated as the beneficial owner for United States federal income tax purposes of the underlying shares represented by the ADSs. The U.S. Treasury has expressed concerns that parties to whom American depositary shares are released before shares are delivered to the depositary, or intermediaries in the chain of ownership between holders of American depositary shares and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depositary shares. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of any PRC taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income, or the asset test. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s unbooked intangibles are taken into account for determining the value of its assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Although the law in this regard is not entirely clear, we treat 21Vianet Technology as being owned by us for United States federal income tax purposes, because we control its management decisions and are entitled to substantially all of its economic benefits, and, as a result, we consolidate these entities’ results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of 21Vianet Technology for United States federal income tax purposes, we would likely be treated as a PFIC for our current taxable year and any subsequent taxable year.

Assuming that we are the owner of 21Vianet Technology for United States federal income tax purposes, we believe that we primarily operate as an active provider of managed hosting and cloud computing infrastructure services in China. Based on our current income and assets and projections as to the value of our assets based, in part, on the expected market value of our ADSs and outstanding Class A ordinary shares, we do not expect to be a PFIC for the current taxable year or in the foreseeable future. While we do not anticipate being a PFIC, because the value of the assets for purpose of the asset test may be determined by reference to the market price of our ADSs or Class A ordinary shares, fluctuations in the market price of our ADSs or Class A ordinary shares may cause us to become a PFIC for the current or subsequent taxable year. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce nonpassive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

Furthermore, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we are a PFIC for any year during which a U.S. Holder holds our ADSs or Class A ordinary shares, we generally will continue to be treated as a PFIC as to such U.S. Holder for all succeeding years during which such U.S. Holder holds our ADSs or Class A ordinary shares unless we cease to be a PFIC and the U.S. Holder makes a “deemed sale” election with respect to the ADSs or Class A ordinary shares.

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Class A ordinary shares” assumes that we will not be a PFIC for United States federal income tax purposes. The U.S. federal income tax rules that apply if we are a PFIC for the current or any subsequent taxable year are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or Class A ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A ordinary shares, or by the depositary bank, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes. Subject to the discussion above regarding concerns expressed by the U.S. Treasury, for taxable years beginning before January 1, 2013, a non-corporate recipient of dividend income generally will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period and other requirements are met. We will be considered to be a qualified foreign corporation (i) with respect to any dividend we pay on our ADSs or Class A ordinary shares that are readily tradable on an established securities market in the United States, or (ii) if we are eligible for the benefits of a comprehensive tax treaty with the United States that the Secretary of Treasury of the United States determines is satisfactory for this purpose and includes an exchange of information program. Because the ADSs are listed on the NASDAQ Global Market, we believe that the ADSs are readily tradable on an established securities market in the United States and that we are a qualified foreign corporation with respect to dividends paid on the ADSs, but not with respect to dividends paid on our Class A ordinary shares. In the event we are deemed to be a resident enterprise under the PRC Enterprise Income Tax Law, we believe that we would be eligible for the benefits under the United States-PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose) and that we would be treated as a qualified foreign corporation with respect to dividends paid on both our Class A ordinary shares or ADSs. U.S. Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

Dividends paid on our ADSs or Class A ordinary shares generally will be treated as income from foreign sources for United States foreign tax credit purposes and generally will constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid, if any, on our ADSs or Class A ordinary shares. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or Class A ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for United States federal income tax purposes in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Class A Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Class A ordinary shares. Any capital gain or loss will be long-term if the ADSs or Class A ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, and gain from the disposition of the ADSs or Class A ordinary shares is subject to tax in the PRC, such gain may be treated as PRC source gain for foreign tax credit purposes under the United States-PRC income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or Class A ordinary shares. Under the PFIC rules:

•	the excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or Class A ordinary shares;

•

the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC, or pre-PFIC year, will be taxable as ordinary income;

•

the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to individuals or corporations as appropriate for that year; and

•	the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares and any of our non-United States subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be subject to the rules described above on certain distributions by a lower-tier PFIC and a disposition of shares of a lower-tier PFIC even though such U.S. holder would not receive the proceeds of those distributions or dispositions. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, if we are a PFIC, a U.S. Holder of “marketable stock” may make a mark-to-market election with respect to our ADSs, but not our Class A ordinary shares, provided that the ADSs are, as expected, listed on the NASDAQ Global Market and that the ADSs are regularly traded. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election and we cease to be a PFIC, the holder will not be required to take into account the mark-to-market gain or loss described above during any period that we are not a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election. In the case of a U.S. Holder who has held ADSs or Class A ordinary shares during any taxable year in respect of which we were classified as a PFIC and continues to hold such ADSs or Class A ordinary shares (or any portion thereof) and has not previously determined to make a mark-to-market election, and who is now considering making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ADSs or Class A ordinary shares.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or Class A ordinary shares during any taxable year that we are a PFIC, the holder must file an annual report with the U.S. Internal Revenue Service. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of purchasing, holding, and disposing ADSs or Class A ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market election.

Information Reporting and Backup Withholding

Pursuant to the Hiring Incentives to Restore Employment Act of 2010 and recently promulgated temporary regulations thereunder, individual U.S. Holders and certain entities may be required to submit to the IRS certain information with respect to his or her beneficial ownership of the ADSs or Class A ordinary shares, if such ADSs or Class A ordinary shares are not held on his or her behalf by a financial institution. This new law also imposes penalties if an individual U.S. Holder is required to submit such information to the IRS and fails to do so.

In addition, dividend payments with respect to the ADSs or Class A ordinary shares and proceeds from the sale, exchange or redemption of the ADSs or Class A ordinary shares may be subject to information reporting to the IRS and United States backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification, or who is otherwise exempt from backup withholding. U.S. Holders should consult their tax advisors regarding the application of the United States information reporting and backup withholding rules. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s United States federal income tax liability, and a U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and securities under the Securities Act with respect to underlying ordinary shares represented by the ADSs.

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and at the regional office of the SEC located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

Our Internet website is www.21vianet.com. We make available free of charge on our website our annual reports on Form 20-F and any amendments to such reports as soon as reasonably practicable following the electronic filing of such report with the SEC. In addition, we provide electronic or paper copies of our filings free of charge upon request. The information contained on our website is not part of this or any other report filed with or furnished to the SEC.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Our financial statements have been prepared in accordance with U.S. GAAP.

We will furnish hard copies of our annual report which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP free of charge to our shareholders and ADS holders upon request.

I.	Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure.”

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expenses incurred in respect of bank borrowings and capital lease obligations and interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. As of December 31, 2011, we had RMB100 million (US$15.9 million) short-term bank borrowings with a weighted average interest rate of 6.76% per annum, and RMB894.5 million (US$142.1 million) in short-term investments with a weighted average duration of greater than 90 days but less than 365 days. A hypothetical one percentage point (100 basis-point) decrease in interest rates would have resulted in a decrease of approximately RMB5.2 million (US$ 0.8 million) in interest income for the year ended December 31, 2011. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments and interest-bearing obligations carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income and interest expenses may fluctuate due to changes in market interest rates.

Foreign Exchange Risk

We earn all of our revenues and incur most of our expenses in Renminbi, and substantially all of our sales contracts are denominated in Renminbi. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge our exposure to such risk. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the Renminbi because the value of our business is effectively denominated in RMB, while the ADSs is traded in U.S. dollars. The RMB appreciated by 4.6% against the U.S. dollar in 2011. A hypothetical 10% decrease in the exchange rate of the U.S. dollar against the RMB would have resulted in a decrease of RMB68.5 million (US$10.9 million) in the value of our U.S. dollar-denominated financial assets at December 31, 2011.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation was halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. As a consequence, the Renminbi fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the Chinese government to adopt a substantial liberalization of its currency policy, which could result in further appreciation in the value of the Renminbi against the U.S. dollar. To the extent that we need to convert U.S. dollars into Renminbi for capital expenditures and working capital and other business purposes, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Inflation Risk

In the last three years, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2009, 2010 and 2011 were increases of 1.9%, 4.6% and 4.1%, respectively. Although we have not been materially affected by inflation in the past, we cannot assure you that we will not be affected in the future by higher rates of inflation in China.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

Citibank, N.A., the depositary of our ADS program, collects fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid. Citibank’s principal executive office is located at 388 Greenwich Street, New York, New York, 10013. The depositary bank typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank Hong Kong, located at 10/F, Harbour Front (II), 22, Tak Fung Street, Hung Hom, Kowloon, Hong Kong. As an ADS holder, you will be required to pay the following service fees to the depositary bank:

Service	Fees
• Issuance of ADSs	Up to US$0.05 per ADS issued
• Cancellation of ADSs	Up to US$0.05 per ADS canceled
• Distribution of cash dividends or other cash distributions	Up to US$0.05 per ADS held
• Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights.	Up to US$0.05 per ADS held
• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held
• Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the Depositary
• Transfer of ADRs	US$1.50 per certificate presented for transfer

As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

•

fees for the transfer and registration of Class A ordinary shares charged by the registrar and transfer agent for the Class A ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of Class A ordinary shares);

•	expenses incurred for converting foreign currency into U.S. dollars;

•	expenses for cable, telex and fax transmissions and for delivery of securities;

•	taxes and duties upon the transfer of securities (i.e., when Class A ordinary shares are deposited or withdrawn from deposit); and

•	fees and expenses incurred in connection with the delivery or servicing of Class A ordinary shares on deposit.

Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the record holders of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividends, rights), the depositary bank charges the applicable fee to the record date ADS holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in the direct registration system), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank. You will receive prior notice of such changes.

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement, by making available a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank may agree from time to time.

Fees and Other Payments Made by the Depositary to Us

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. For the year ended December 31, 2011, we were entitled to US$179,107 from the depositary as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of security holders, which remain unchanged since our initial public offering.

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File number 333-173292) for our initial public offering of 14,950,000 ADSs, representing 89,700,000 Class A ordinary shares, which registration statement was declared effective by the SEC on April 21, 2011. We issued and sold all registered ADSs at an initial offering price of US$15.00 per ADS.

For the period from the effective date to December 31, 2011, our expenses incurred and paid to others in connection with the issuance and distribution of the ADSs totaled US$20 million, which included US$15.7 million in underwriting discounts and commissions and US$4.3 million for other expenses. We received net proceeds of US$204.3 million from our initial public offering. For the period from the effective date to December 31, 2011, we did not use a substantial portion of the net proceeds received from our initial public offering.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this annual report, as required by Rule 13a-15(b) under the Exchange Act. Based on such evaluation, our management has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control over Financial Reporting

We have taken the following remedial measures in 2010 to improve our internal control over financial reporting: (i) in June 2010 hiring an AICPA designated chief financial officer with publicly listed company and U.S. GAAP experience who also has audit committee member expertise; (ii) commencing preparing a comprehensive set of written accounting policies and procedures manual to guide our financial personnel in addressing significant accounting and financial statement close issues in preparation of our financial statements so that they are in compliance with U.S. GAAP and SEC requirements; (iii) adopting formal policies to accommodate our planned accelerated financial reporting close-process that accelerates the timely reconciliations of the amounts recorded by us against the amounts recorded by our customers and suppliers; (iv) implementing formal information technology approval and authorization policies and procedures for user account management to regulate user account creation, modification and deletion; and (v) formalizing our transfer pricing policy to ensure the timely preparation and maintenance of sufficient supportable documentation that adequately supports our transfer pricing policy.

In order to remediate the material weakness disclosed in our prospectus, during 2011 we have taken additional measures to continuously enhance our internal controls over financial reporting in 2011, including, including (i) hiring four accounting personnel from big four accounting firms and other public listed companies with extensive experience in U.S. GAAP and SEC reporting requirements; (ii) establishing an internal audit department and hiring a certified internal auditor and a certified information system auditor with requisite experience in Section 404 of the Sarbanes-Oxley Act; (iii) establishing an audit committee and building up an internal audit function; (iv) engaging PricewaterhouseCoopers to assist with compliance with Section 404 of the Sarbanes-Oxley; (v) establishing an operation management supervision department and developing clear and transparent operational guidelines with the objective of building an efficient and effective internal control environment; (vi) developing and implementing a comprehensive set of written accounting policies and procedures manual to guide our financial personnel in addressing significant accounting and financial statement close issues in preparation of our financial statements so that they are in compliance with U.S. GAAP and SEC requirements; and (vii) continuing to develop and improve our internal policies relating to internal controls over financial reporting.

Except as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Terry Wang, an independent director (under the standards set forth in NASDAQ Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act) and a member of our audit committee, is an audit committee financial expert.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, chief operating officer, chief technology officer, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to our registration statement on Form F-1 (No. 333-173292).

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming, or Ernst & Young, our independent registered public accounting firm for the periods indicated. We did not pay any other fees to Ernst & Young during the periods indicated below.

	For the Year Ended December 31, (in US$ thousands)
	2010	2011
Audit fees(1)	529	1,326
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—

Notes:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by Ernst & Young for the audit of our annual financial statements. For the year ended December 31, 2011, audit fees also included fees for services rendered in connection with our initial public offering in 2011.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Ernst & Young, including audit, audit-related, tax and other services as described above, prior to the commencement of such services.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On September 28, 2011, our board of directors authorized the repurchases of up to US$29.9 million of our ADSs during the period from September 28, 2011 to March 31, 2012. The following table sets forth some additional information about our repurchases made in the fiscal year ended December 31, 2011.

Period	(a) Total Number of ADSs Purchased(1)	Average Price Paid per ADS (US$)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs(2)	Maximum Dollar Value of ADSs that May Yet be Purchased Under the Plans or Programs (US$)
Month #1 (September 2011)	403,139	11.0199	403,139	25.56 million
Month #2 (October 2011)	1,003,463	10.2447	1,406,602	15.31 million
Month #3 (November 2011)	1,615,930	9.3428	3,022,532	—
Total	3,022,532	9.8483	3,022,532	—

(1)	Each ADS represents six Class A ordinary shares.
(2)	On September 14, 2011, we announced a share repurchase program authorized by our board of directors. Under the terms of the approved share repurchase program, we were authorized to repurchase up to US$30 million of our outstanding ADSs in open-market transactions on NASDAQ, in privately negotiated transactions, in block trades or otherwise from time to time. The share repurchase program expires on September 13, 2012. The terms and size of the share repurchase program could be adjusted by our board of directors.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Certain corporate governance practices in the Cayman Islands, which is our home country, are considerably different than the standards applied to U.S. domestic issuers. We have not relied on and currently have no intention to rely on any of the home country practices with respect to corporate governance matters. Our corporate governance practices do not differ in any significant way from those followed by domestic companies under the NASDAQ Marketplace Rules.

In accordance with NASDAQ Marketplace Rule 5250(d)(1), we will post this annual report on Form 20-F on our company website at http://ir.21vianet.com. In addition, we will provide hard copies of our annual report free of charge to shareholders and ADS holders upon request.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of 21Vianet Group, Inc. and its subsidiaries and consolidated variable interest entities are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Fourth Amended and Restated Memorandum and Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.2 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 4, 2011)

2.1	Specimen American Depositary Receipt of the Registrant (incorporated by reference to Exhibit 4.1 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

2.2	Specimen Certificate for Class A Ordinary Shares of the Registrant (incorporated by reference to Exhibit 4.2 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

2.3	Deposit Agreement among the Registrant, the depositary and holders and beneficial holders of the American Depositary Shares (incorporated by reference to Exhibit 4.3 from our registration statement on Form S-8 (File No. 333-177273), as amended, filed with the Commission on October 13, 2011)

2.4	Amended and Restated Shareholders Agreement between the Registrant and other parties therein dated January 14, 2011 (incorporated by reference to Exhibit 4.4 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

Exhibit Number	Description of Document

4.1	English translation of Purchase Agreement dated September 21, 2010, among Beijing 21Vianet Broad Band Data Center Co., Ltd., Beijing Shidaitonglian Technology, Beijing Chengyishidai Network Technology Co., Ltd, Zhiboxintong (Beijing) Network Technology Co., Ltd., Ran Cheng, Fahua Xue and Chenghua Hong (incorporated by reference to Exhibit 10.1 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.2*	English translation of Supplemental Agreement to Purchase Agreement among Beijing 21Vianet Broad Band Data Center Co., Ltd., Beijing Shidaitonglian Technology, Beijing Chengyishidai Network Technology Co., Ltd, Zhiboxintong (Beijing) Network Technology Co., Ltd., Ran Cheng, Fahua Xue and Chenghua Hong, dated December 15, 2011

4.3	Performance Incentive Agreement dated September 30, 2010, among Beijing Shidaitonglian Technology, Beijing Chengyishidai Network Technology Co., Ltd., Zhiboxintong (Beijing) Network Technology Co., Ltd., Ran Cheng, the Registrant and 21ViaNet Broadband Limited. (incorporated by reference to Exhibit 10.2 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.4*	English translation of Supplemental Agreement to Performance Incentive Agreement among Beijing Shidaitonglian Technology Co., Ltd., Beijing Chengyishidai Network Technology Co., Ltd., Zhiboxintong (Beijing) Network Technology Co., Ltd., Ran Cheng, the Registrant, Beijing 21Vianet Broad Band Data Center Co., Ltd. and Concept Network Limited, dated December 15, 2011

4.5	Form of Indemnification Agreement between the Registrant and its Directors (incorporated by reference to Exhibit 10.3 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.6	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.4 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.7	English translation of Loan Agreement dated January 28, 2011, between 21Vianet Data Center Co., Ltd. and the shareholders of Beijing aBitCool Network Technology Co., Ltd. (incorporated by reference to Exhibit 10.5 from our registration statement on Form F-1 (File No. 333-173292, as amended, initially filed with the Commission on April 4, 2011)

4.8	English translation of Share Pledge Agreement dated February 23, 2011, among 21Vianet Data Center Co., Ltd., Beijing aBitCool Network Technology Co., Ltd. and the shareholders of Beijing aBitCool Network Technology Co., Ltd. (incorporated by reference to Exhibit 10.6 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.9	English translation of Form Irrevocable Power of Attorney, by the shareholders of Beijing aBitCool Network Technology Co., Ltd. (incorporated by reference to Exhibit 10.7 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.10	English Translation of Power of Attorney dated September 30, 2010, by 21Vianet Data Center Co., Ltd. (incorporated by reference to Exhibit 10.8 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

Exhibit Number	Description of Document

4.11	Exclusive Technical Consulting and Services Agreement dated December 19, 2006, between 21Vianet Data Center Co., Ltd. and Beijing aBitCool Network Technology Co., Ltd. (incorporated by reference to Exhibit 10.9 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.12	Optional Share Purchase Agreement dated December 19, 2006, among 21Vianet Data Center Co., Ltd., Beijing aBitCool Network Technology Co., Ltd. (previously known as 21ViaNet System Limited), Beijing 21Vianet Broad Band Data Center Co., Ltd. and the shareholders of Beijing aBitCool Network Technology Co., Ltd. (incorporated by reference to Exhibit 10.10 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.13	Confirmation Letter dated March 30, 2011, by Ran Cheng (incorporated by reference to Exhibit 10.11 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.14	2010 Share Incentive Plan, as amended on January 14, 2011 (incorporated by reference to Exhibit 10.12 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.15	English translation of Form of Service Agreement of Beijing aBitCool Network Technology Co., Ltd. (incorporated by reference to Exhibit 10.13 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.16	English translation of Broadband Internet Access Agreement dated May 2010, between Beijing 21Vianet Broad Band Data Center Co., Ltd. and Shanghai Guotong Network Co., Ltd. (incorporated by reference to Exhibit 10.14 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.17	English translation of Equipment and Cabinet Lease Agreement dated April 14, 2010 and its supplemental agreement, between 21Vianet (Xi’an) Information Outsourcing Industry Park Services Co., Ltd. and 21Vianet Xi’an Technology Limited. (incorporated by reference to Exhibit 10.15 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.18	English translation of Energy and Technology Service Agreement dated December 1, 2010, between 21Vianet (Xi’an) Information Outsourcing Industry Park Services Co., Ltd. and 21Vianet Xi’an Technology Limited. (incorporated by reference to Exhibit 10.16 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.19	English translation of Sale and Purchase Agreement dated November 24, 2010, between 21Vianet (Xi’an) Information Outsourcing Industry Park Services Co., Ltd. and 21Vianet Xi’an Technology Limited. (incorporated by reference to Exhibit 10.17 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

Exhibit Number	Description of Document

4.20	English translation of IDC Data Center Outsourcing Services Agreement dated June 28, 2009, between Beijing 21Vianet Broad Band Data Center Co., Ltd. and 21Vianet Engineering Technology Services Co., Ltd. (incorporated by reference to Exhibit 10.18 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.21	English translation of Form Asset Transfer Agreement (incorporated by reference to Exhibit 10.19 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.22	English translation of Premise Lease Agreement dated April 30, 2010, between BOE Estate Management Division and Beijing 21Vianet Broad Band Data Center Co., Ltd. (incorporated by reference to Exhibit 10.20 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.23	English translation of Premise Lease Agreement dated August 12, 2009, between BOE Estate Management Division and Beijing 21Vianet Broad Band Data Center Co., Ltd. (incorporated by reference to Exhibit 10.21 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.24*	English translation of Share Transfer Agreement dated October 8, 2011, among Beijing 21Vianet Broad Band Data Center Co., Ltd., Bai Xu, Yu Ling, He Chen, Huang Rong and Tianjin Guanbang Network Technology Development Co., Ltd.

4.25*	Performance Incentive Agreement dated October 8, 2011, among Guangzhou Gehua Network Technology and Development Company Limited, Yu Ling, He Chen, Huang Rong, the Registrant and 21ViaNet Broadband Limited

8.1*	List of Subsidiaries and Principal Consolidated Variable Interest Entities

11.1	Code of Business Conduct and Ethics of Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young Hua Ming, Independent Registered Public Accounting Firm

15.2*	Consent of King & Wood Mallesons

101.INS**	XBRL Instance Document

Exhibit Number	Description of Document

101.SCH**	XBRL Taxonomy Extension Schema Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this Annual Report on Form 20-F.
**	XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

21Vianet Group, Inc.

By:	/s/ Sheng Chen
	Name:	Sheng Chen
	Title:	Chairman of Board of Directors and Chief Executive Officer

Date: April 18, 2012

21VIANET GROUP, INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and the Shareholders of

21Vianet Group, Inc.

We have audited the accompanying consolidated balance sheets of 21Vianet Group, Inc. (the “Company”) as of December 31, 2010 and 2011, and the related consolidated statements of operations, cash flows and changes in shareholders’ (deficit) equity and comprehensive loss for each of the three years for the period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2010 and 2011, and the consolidated results of its operations and its cash flows for each of the three years for the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young Hua Ming

Shanghai, the People’s Republic of China

April 18, 2012

21VIANET GROUP, INC.

Consolidated Balance Sheets

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Note	As of December 31,
		2010	2011
		RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents		83,256	410,389	65,204
Restricted cash		4,441	4,578	727
Accounts receivable (net of allowance for doubtful accounts of RMB2,453 and RMB2,121 (US$337) as of December 31, 2010 and 2011, respectively)	5	76,373	147,624	23,455
Short-term investments	6	—	894,540	142,128
Prepaid expenses and other current assets	7	14,369	47,575	7,559
Deferred tax assets	21	2,055	4,872	774
Amounts due from related parties	23	13,463	41,643	6,616

Total current assets		193,957	1,551,221	246,463

Non-current assets:
Property and equipment, net	8	197,015	453,883	72,115
Intangible assets, net	9	157,086	159,439	25,332
Goodwill	10	170,171	217,436	34,547
Deferred tax assets	21	7,358	12,773	2,029
Long-term investment	11	—	8,200	1,303

Total non-current assets		531,630	851,731	135,326

Total assets		725,587	2,402,952	381,789

LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Short-term bank borrowings (including short-term bank borrowings of the Consolidated VIE without recourse to 21Vianet Group, Inc. of RMB35,000 and RMB100,000 (US$15,888) as of December 31, 2010 and 2011, respectively)	12	35,000	100,000	15,888
Accounts payable (including accounts payable of the Consolidated VIE without recourse to 21Vianet Group, Inc. of RMB49,766 and RMB82,008 (US$13,030) as of December 31, 2010 and 2011, respectively)		49,792	82,131	13,049
Notes payable (including notes payable of the Consolidated VIE without recourse to 21Vianet Group, Inc. of RMB4,441 and RMB4,578 (US$727) as of December 31, 2010 and 2011, respectively)		4,441	4,578	727
Accrued expenses and other payables (including accrued expenses and other payables of the Consolidated VIE without recourse to 21Vianet Group, Inc. of RMB30,071 and RMB96,189 (US$15,283) as of December 31, 2010 and 2011, respectively)	13	30,962	124,326	19,753
Advances from customers (including advance from customers of the Consolidated VIE without recourse to 21Vianet Group, Inc. of RMB17,316 and RMB23,238 (US$3,692) as of December 31, 2010 and 2011, respectively)		17,316	23,238	3,692
Income tax payable (including income tax payables of the Consolidated VIE without recourse to 21Vianet Group, Inc. of RMB3,545 and RMB5,634 (US$895) as of December 31, 2010 and 2011, respectively)		3,545	5,634	895
Amounts due to related parties (including amount due to related parties of the Consolidated VIE without recourse to 21Vianet Group, Inc. of RMB53,679 and RMB96,618 (US$15,351) as of December 31, 2010 and 2011, respectively)	23	53,679	96,618	15,351
Current portion of capital lease obligations (including current portion of capital lease obligations of the Consolidated VIE without recourse to 21Vianet Group, Inc. of RMB15,824 and RMB26,012 (US$4,133) as of December 31, 2010 and 2011, respectively)	14	15,824	26,012	4,133

Total current liabilities		210,559	462,537	73,488

Non-current liabilities:
Amount due to related parties (including current portion of amount due to related parties of the Consolidated VIE without recourse to 21Vianet Group, Inc. of RMB126,331 and RMB124,493 (US$19,780) as of December 31, 2010 and 2011, respectively)	23	126,331	124,493	19,780
Non-current portion of capital lease obligations (including non-current portion of capital lease obligations of the Consolidated VIE without recourse to 21Vianet Group, Inc. of RMB58,190 and RMB73,896 (US$11,741) as of December 31, 2010 and 2011, respectively)	14	58,190	73,896	11,741
Unrecognized tax benefits (including unrecognized tax benefits of the Consolidated VIE without recourse to 21Vianet Group, Inc. of RMB5,482 and RMB26,712 (US$4,244) as of December 31, 2010 and 2011, respectively)	21	5,575	26,801	4,258
Deferred tax liabilities (including deferred tax liabilities of the Consolidated VIE without recourse to 21Vianet Group, Inc. of RMB37,949 and RMB39,682 (US$6,305) as of December 31, 2010 and 2011, respectively)	21	37,949	39,682	6,305
Deferred government grants (including deferred government grants of the Consolidated VIE without recourse to 21Vianet Group, Inc. of RMB5,400 and RMB5,819 (US$925) as of December 31, 2010 and 2011, respectively)	15	5,400	5,819	925

Total non-current liabilities		233,445	270,691	43,009

Total liabilities		444,004	733,228	116,497

Commitments and contingencies	28

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

Consolidated Balance Sheets (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

		As of December 31,
	Note	2010	2011
		RMB	RMB	US$

Mezzanine equity:
Series A contingently redeemable convertible preferred shares (US$0.00001 par value; 70,000,000 and nil shares authorized; 41,408,340 and nil issued and outstanding as of December 31, 2010 and 2011, respectively)	16	355,680	—	—
Series B contingently redeemable convertible preferred shares (US$0.00001 par value; 90,000,000 and nil shares authorized; 69,557,840 and nil issued and outstanding as of December 31, 2010 and 2011 respectively)	16	635,430	—	—

Total mezzanine equity		991,110	—	—

Shareholders’ (deficit) equity:
Ordinary shares (par value of US$0.00001 per share, 600,000,000 and nil shares authorized, 96,352,410 and nil shares issued and outstanding as of December 31, 2010 and 2011, respectively)	26	7	—	—
Class A Ordinary shares (par value of US$0.00001 per share; nil and 470,000,000 shares authorized; nil and 180,993,644 shares issued and outstanding as of December 31, 2010 and 2011, respectively)	26	—	13	2
Class B Ordinary Shares (par value of US$0.00001 per share; nil and 300,000,000 shares authorized; nil and 154,632,392 shares issued and outstanding as of December 31, 2010 and 2011, respectively)	26	—	10	2
Additional paid-in capital		512,225	3,277,658	520,767
Accumulated other comprehensive income (loss)		1,474	(54,779)	(8,704)
Statutory reserves	18	14,143	15,837	2,516
Accumulated deficit		(1,357,747)	(1,418,167)	(225,324)
Treasury stock	17	—	(168,018)	(26,695)

Total 21Vianet Group, Inc. shareholders’ (deficit) equity		(829,898)	1,652,554	262,564

Non-controlling interest		120,371	17,170	2,728

Total shareholders’ (deficit) equity		(709,527)	1,669,724	265,292

Total liabilities, mezzanine equity and shareholders’ (deficit) equity		725,587	2,402,952	381,789

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

Consolidated Statements of Operations

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

		For the year ended December 31,
	Note	2009	2010	2011
		RMB	RMB	RMB	US$

Net revenues
Hosting and related services		284,780	374,946	614,612	97,652
Managed network services		28,855	150,257	406,317	64,557

Total net revenues		313,635	525,203	1,020,929	162,209

Cost of revenues		(229,304)	(396,858)	(744,371)	(118,269)

Gross profit		84,331	128,345	276,558	43,940

Operating expenses
Sales and marketing expenses		(24,132)	(51,392)	(80,885)	(12,851)
General and administrative expenses		(25,457)	(282,298)	(82,926)	(13,176)
Research and development expenses		(7,607)	(19,924)	(34,657)	(5,506)
Changes in the fair value of contingent purchase consideration payable		—	(7,537)	(63,185)	(10,039)

Operating profit (loss)		27,135	(232,806)	14,905	2,368

Interest income		827	580	14,939	2,374
Interest expense		(416)	(2,793)	(4,398)	(699)
Other income		694	1,152	1,943	309
Other expenses		(1,207)	(906)	(520)	(83)
Foreign exchange gain		88	1,646	32,747	5,203

Profit (loss) from continuing operations before income taxes		27,121	(233,127)	59,616	9,472

Income tax benefit (expense)	21	32,860	(1,588)	(13,677)	(2,173)

Net profit (loss) from continuing operations		59,981	(234,715)	45,939	7,299

Loss from discontinued operations	22	(63,910)	(12,952)	—	—

Net (loss) profit		(3,929)	(247,667)	45,939	7,299

Net income attributable to non-controlling interest		(1,990)	(7,722)	(27,495)	(4,369)

Net (loss) profit attributable to the Company’s ordinary shareholders		(5,919)	(255,389)	18,444	2,930

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

Consolidated Statements of Operations (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

		For the year ended December 31,
	Note	2009		2010		2011
		RMB		RMB		RMB		US$

Earnings (loss) per share:
Net profit (loss) from continuing operations		RMB	0.81	RMB	(3.39)	RMB	0.07	US$	0.01
Loss from discontinued operations		RMB	(0.89)	RMB	(0.18)	RMB	—	US$	—

Basic	25	RMB	(0.08)	RMB	(3.57)	RMB	0.07	US$	0.01

Net profit (loss) from continuing operations		RMB	0.32	RMB	(3.39)	RMB	0.06	US$	0.01
Loss from discontinued operations		RMB	(0.35)	RMB	(0.18)	RMB	—	US$	—

Diluted	25	RMB	(0.03)	RMB	(3.57)	RMB	0.06	US$	0.01

Shares used in earnings (loss) per share computation:
Basic	25		71,526,320		71,526,320		259,595,677		259,595,677
Diluted	25		182,492,500		71,526,320		316,807,661		316,807,661

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

Consolidated Statements of Cash Flows

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For the year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$

CASH FLOWS FROM OPERATING ACTIVITIES
Net profit/(loss) from continuing operations	59,981	(234,715)	45,939	7,299
Loss from discontinued operations	(63,910)	(12,952)	—	—
Adjustments to reconcile net loss to net cash generated from operating activities:
Foreign exchange gain	(88)	(1,646)	(32,747)	(5,203)
Changes in the fair value of contingent purchase consideration payable	—	7,537	63,185	10,039
Depreciation of property and equipment	22,813	21,854	58,873	9,354
Amortization of intangible assets	6,198	11,658	30,104	4,783
Loss on disposal of property and equipment	1,024	759	412	65
Loss on disposal of intangible assets	—	43	3	—
Provision for doubtful accounts	1,078	1,097	183	29
Stock based compensation expense	—	277,881	41,959	6,667
Deferred income taxes	(4,989)	(9,050)	(18,492)	(2,938)

Changes in operating assets and liabilities:
Accounts receivable	(1,526)	(24,892)	(66,436)	(10,555)
Prepayments and other current assets	(2,535)	5,481	(6,701)	(1,066)
Amount due from related parties	(1,710)	(7,862)	(34,093)	(5,417)
Accounts payable	11,373	(7,441)	14,955	2,376
Unrecognized tax benefits	(28,368)	4,271	21,226	3,372
Accrued expenses and other payables	2,291	6,103	48,291	7,673
Advances from customers	(3,063)	6,630	5,918	940
Income tax payable	332	1,474	2,089	332
Deferred government grants	—	5,400	419	67
Amount due to related parties	3,859	29,742	(8,952)	(1,422)

Net cash generated from operating activities	2,760	81,372	166,135	26,395

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

Consolidated Statements of Cash Flows (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For the year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(34,572)	(58,619)	(255,755)	(40,635)
Purchase of intangible assets	(468)	(730)	(802)	(127)
Proceeds from disposal of property and equipment	190	26,713	7,598	1,207
Payment for short-term investments	—	—	(1,650,295)	(262,205)
Proceeds received from maturity of short-term investments	—	—	747,144	118,709
Acquisition of business and assets, net of cash acquired (Note 4(a)(b))	—	(47,560)	(40,369)	(6,414)
Acquisition of the remaining 49% equity interest of Managed Network Entities (Note 4(b))	—	—	(67,375)	(10,705)
Payment for long-term investment	—	—	(8,200)	(1,303)
Deemed distribution to the shareholders for the accounting disposal of the Non-IDC business of Shanghai Guotong Network Co., Ltd., net (Note 1(b)(iii))	—	36,564	—	—
Deemed contribution from shareholders for the accounting disposal of the Non-IDC business of Guangzhou Juliang Internet Information Technology Co., Ltd., net (Note 1(b)(iii))	—	3,716	—	—
Deemed contribution from the shareholders for the legal disposal of certain carved-out entities (Note 1(b)(iv))	—	39,300	—	—

Net cash used in investing activities	(34,850)	(616)	(1,268,054)	(201,473)

CASH FLOWS FROM FINANCING ACTIVITIES
Restricted cash	(11,276)	6,835	(137)	(22)
Proceeds from exercise of stock options	—	—	9,798	1,557
Proceeds from issuance of ordinary shares	—	17	1,332,904	211,777
Amount due to related parties	40,026	(111,350)	—	—
Repurchase of ordinary shares	—	—	(190,022)	(30,191)
Proceeds from issuance of preferred shares	—	—	230,220	36,578
Dividends paid to non-controlling interest	—	—	(3,816)	(606)
Proceeds from short-term bank borrowings	—	55,000	110,000	17,477
Repayment of short-term bank borrowings	—	(20,000)	(45,000)	(7,150)

Net cash generated from (used in) financing activities	28,750	(69,498)	1,443,947	229,420

Effect of foreign exchange rate changes on cash and short term investments	—	—	(14,895)	(2,367)

Net (decrease) increase in cash and cash equivalents	(3,340)	11,258	327,133	51,975
Cash and cash equivalents at beginning of year	75,338	71,998	83,256	13,229

Cash and cash equivalents at end of year*	71,998	83,256	410,389	65,204

*	As of December 31, 2011, besides these cash and cash equivalents, the Company also holds fixed rate time deposits with maturities greater than three months of RMB894,540,000 (US$142,128,000).

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

Consolidated Statements of Cash Flows (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For the year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$

Supplemental disclosures of cash flow information:
Income taxes paid	(2,005)	(2,934)	(8,854)	(1,407)
Interest paid	(416)	(2,793)	(4,398)	(699)
Interest received	827	580	4,644	738

Supplemental disclosures of non-cash activities:
Purchase of property and equipment through capital leases	12,336	61,678	25,894	4,114
Purchase of property and equipment included in accrued expenses and other payables, notes payable, and amounts due to related parties	(14,508)	29,676	4.930	784
Purchase of intangible assets included in accrued expenses and other payables	61	(229)	218	35
Disposal of property and equipment included in amounts due from related parties	—	(5,913)	5,913	939
Disposal of intangible assets included in amounts due from related parties	—	(917)	—	—
Deemed contribution from the shareholders for the legal disposal of Shanghai Guotong Network Co., Ltd. included in the amounts due from related parties (Note 1 (b) (iii))	(68,960)	—	—	—
Contingent consideration of acquisition of Managed Network Entities and Gehua, included in the amounts due to related parties (Note 4(b))	—	136,741	77,686	11,771
Call option to purchase the remaining 49% equity interests in the Managed Network Entities (Note4(b))	—	(6,765)	—	—
Waiver of liability from the shareholder (Note 1(b)(v))	—	(116,069)	—	—
Conversion of redeemable convertible preferred shares into ordinary shares concurrent with initial public offering	—	—	1,221,330	194,050

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

Consolidated Statements of Changes in Shareholders’ Equity (Deficit) and Comprehensive Loss

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

	Note	Number of ordinary shares	Treasury Stock	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income	Statutory reserves	Accumulated deficit	Total 21Vianet Group, Inc. shareholders’ deficit	Non-controlling interest	Total shareholders’ deficit
			RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance as of January 1, 2009		71,526,320	—	5	—	708	10,048	(1,061,711)	(1,050,950)	14,995	(1,035,955)
Comprehensive loss:
Net loss		—	—	—	—	—	—	(5,919)	(5,919)	1,990	(3,929)
Foreign currency translation adjustments		—	—	—	—	8	—	—	8	—	8

Total comprehensive loss											(3,921)
Deemed contribution from the shareholders for the legal disposal of Shanghai Guotong Network Co., Ltd.	1(b)(iii)	—	—	—	68,960	—	—	—	68,960	—	68,960
Appropriation of statutory reserves		—	—	—	—	—	374	(374)	—	—	—

Balance as of December 31, 2009		71,526,320	—	5	68,960	716	10,422	(1,068,004)	(987,901)	16,985	(970,916)
Comprehensive loss:
Net loss		—	—	—	—	—	—	(255,389)	(255,389)	7,722	(247,667)
Foreign currency translation adjustments		—	—	—	—	758	—	—	758	—	758

Total comprehensive loss											(246,909)
Acquisition of the Managed Network Entities	4(b)	—	—	—	—	—	—	—	—	98,019	98,019
Call option to purchase the remaining 49% equity interests in the Managed Network Entities	4(b)	—	—	—	—	—	—	—	—	(6,765)	(6,765)
Additional paid in capital upon the reorganization		—	—	—	17	—	—	—	17	—	17
Capital contributed by non-controlling Interest		—	—	—	—	—	—	—	—	4,410	4,410
Share based compensation	20	24,826,090	—	2	277,879	—	—	—	277,881	—	277,881
Deemed distribution to the shareholders for the accounting disposal of the Non-IDC business of Shanghai Guotong Network Co.,Ltd.	1(b)(iii)	—	—	—	—	—	—	(27,869)	(27,869)	—	(27,869)
Deemed contribution from shareholders for the legal disposal of Guangzhou Juliang Internet Information Technology Co.,Ltd.	1(b)(iii)	—	—	—	10,000	—	—	—	10,000	—	10,000
Deemed distribution to the shareholders for the accounting disposal of the Non-IDC business of Guangzhou Juliang Internet Information Technology Co.,Ltd.	1(b)(iii)	—	—	—	—	—	—	(2,764)	(2,764)	—	(2,764)
Deemed contribution from the shareholders for the legal disposal of certain carved-out entities	1(b)(iv)	—	—	—	39,300	—	—	—	39,300	—	39,300
Waiver of liability from the shareholder	1(b)(v)	—	—	—	116,069	—	—	—	116,069	—	116,069
Appropriation of statutory reserves		—	—	—	—	—	3,721	(3,721)	—	—	—

Balance as of December 31, 2010		96,352,410	—	7	512,225	1,474	14,143	(1,357,747)	(829,898)	120,371	(709,527)

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

Consolidated Statements of Changes in Shareholders’ Equity (Deficit) and Comprehensive Loss (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

	Note	Number of ordinary shares	Treasury Stock	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Statutory reserves	Accumulated deficit	Total 21Vianet Group, Inc. shareholders’ (deficit) equity	Non-controlling interest	Total shareholders’ (deficit ) equity
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance as of December 31, 2010		96,352,410	—	7	512,225	1,474	14,143	(1,357,747)	(829,898)	120,371	(709,527)
Comprehensive Loss:
Net Profit		—	—	—	—	—	—	18,444	18,444	27,495	45,939
Foreign currency translation adjustments		—	—	—	—	(56,253)	—	—	(56,253)	—	(56,253)

Total comprehensive loss											(10,314)
Share based compensation	20	—	—	—	41,959	—	—	—	41,959	—	41,959
Beneficial conversion features related to the issuance of Series C1 Preferred Shares	16	—	—	—	77,170	—	—	(77,170)	—	—	—
Conversion from preferred shares	16	148,162,920	—	10	1,221,320	—	—	—	1,221,330	—	1,221,330

Net proceeds from issuance of ordinary shares upon IPO		89,700,000	—	5	1,332,899	—	—	—	1,332,904	—	1,332,904
Share repurchase	17	(18,135,192)	(190,022)	—	—	—	—	—	(190,022)	—	(190,022)
Share option exercised	20	10,226,440	—	1	9,797	—	—	—	9,798	—	9,798
Share issued to depository bank		8,207,178	—	—	—	—	—	—	—	—	—
Settlement of share options exercised with shares held by depository bank		(987,720)	—	—	—	—	—	—	—	—	—
Purchase of 49% equity interests in Managed Network Entities	4(b)	—	—	—	(42,288)	—	—	—	(42,288)	(126,880)	(169,168)
Settlement of stock consideration by treasury stock	17	2,100,000	22,004	—	(1,848)	—	—	—	20,156	—	20,156
Reclassification of contingent consideration payable upon resolution of contingencies	4(b)	—	—	—	126,424	—	—	—	126,424	—	126,424
Appropriation of dividend to non-controlling interests		—	—	—	—	—	—	—	—	(3,816)	(3,816)
Appropriation of statutory reserves		—	—	—	—	—	1,694	(1,694)	—	—	—

Balance as of December 31, 2011		335,626,036	(168,018)	23	3,277,658	(54,779)	15,837	(1,418,167)	1,652,554	17,170	1,669,724

Balance as of December 31, 2011, in US$’000		335,626,036	(26,695)	4	520,767	(8,704)	2,516	(255,324)	262,564	2,728	265,292

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

Notes to the Consolidated Financial Statements

1.	Organization

21Vianet Group, Inc. (the “Company”) was incorporated under the laws of the Cayman Islands on October 16, 2009.

The Company through its subsidiaries and consolidated variable interest entities (as disclosed in the table below) are principally engaged in the provision of Internet Data Center services (“IDC” or “IDC Business”), and, prior to the reorganization (as discussed below) and to a much lesser extent, the provision of Content Delivery Network and other IT related services (“CDN” or “Non-IDC Business”) in the People’s Republic of China (the “PRC”).

On April 21, 2011, the Company completed its initial public offering of 14,950,000 American Depositary Shares (“ADS”) at US$15 per ADS. Each ADS comprises six ordinary shares. The net proceeds to the Company from the offering amounted to RMB1,332,904,000.

(a) As of December 31, 2011, subsidiaries of the Company and its consolidated variable interest entities where the Company is the primary beneficiary includes the following entities:

Entity	Date of incorporation/ Acquisition	Place of incorporation	Percentage of direct ownership by the Company	Principal activities

Subsidiaries:
21Vianet Group Limited (“21Vianet HK”)	May 25, 2007	Hong Kong	100%	Investment holding
21Vianet Data Center Co., Ltd. (“21Vianet China”) *	June 12, 2000	PRC	100%	Provision of Technical and consultation services and rental of long-lived assets
21Vianet Anhui Suzhou Technology Co., Ltd.(“Suzhou Technology”) *	November 16, 2011	PRC	100%	Provision of network, software and equipment production and development

Variable Interest Entity (the “VIE”)
Beijing aBitCool Network Technology Co., Ltd. (“21Vianet Technology”) */**	October 22, 2002	PRC	—	Provision of internet data center and managed network services

Held directly by 21Vianet Technology:
Beijing 21ViaNet Broadband Data Center Co., Ltd (“21Vianet Beijing”) */**	March 15, 2006	PRC	—	Provision of internet data center and managed network services

Held directly by 21Vianet Beijing:
Shanghai Wantong Vianet Information Technology Co., Ltd (“Shanghai Wantong”)*/**	February 20, 2008	PRC	—	Provision of internet data center services
21Vianet Xi’an BPO Service Co., Ltd. (“Xi’an Sub”)*/**	June 23, 2008	PRC	—	Provision of internet data center services
Beijing Chengyishidai Network Technology Company Limited (“CYSD”) */**	September 30, 2010	PRC	—	Provision of managed network services
Zhiboxintong (Beijing) Network Technology Company Limited (“ZBXT”) */**	September 30, 2010	PRC	—	Provision of managed network services
Beijing Bozhiruihai Network Technology Co., Ltd. */**	September 30, 2010	PRC	—	Provision of managed network services
Beijing Bikonghengtong Network Technology Co., Ltd. */**	September 30, 2010	PRC	—	Provision of managed network services
Xingyunhengtong Beijing Network Technology Co., Ltd. */**	September 30, 2010	PRC	—	Provision of managed network services

21VIANET GROUP, INC.

Notes to the Consolidated Financial Statements

1.	Organization (Continued)

Entity	Date of incorporation/ Acquisition	Place of incorporation	Percentage of direct ownership by the Company	Principal activities

Fuzhou Yongjiahong Telecommunication Co., Ltd. */**	September 30, 2010	PRC	—	Provision of managed network services
Jiu Jiang Zhongyatonglian Network Technology Co., Ltd. */**	November 16, 2010	PRC	—	Provision of managed network services
Shanghai Cloud 21Vianet Network Co., Ltd. (“Shanghai Cloud”)*/**	October 1, 2011	PRC	—	Dormant company
Guangzhou Gehua Network Technology and Development Co., Ltd. (“Gehua”)*/**	October 19, 2011	PRC	—	Provision of internet data center and managed network services
Shenzhen Cloud Information Technology Co., Ltd. (“Shenzhen Cloud”) */**	October 27, 2011	PRC	—	Dormant company
Langfang Xunchi Computer Data Processing Co., Ltd. (“Langfang Xunchi”)*/**	December 19, 2011	PRC	—	Dormant company

*	Collectively “PRC Subsidiaries”
**	Collectively “Consolidated VIE”

(i)	21Vianet China was established in Beijing City of the PRC on June 12, 2000 as a foreign enterprise.

(ii)	21Vianet Technology was incorporated in Beijing City of the PRC by two of its employees (“Nominee Shareholders”) on October 22, 2002. 21Vianet China and the Nominee Shareholders entered into a series of contractual arrangements with 21Vianet Technology, including the Exclusive Technical Consulting and Service Agreement, the Loan Agreement, the Power of Attorney Agreement and the Share Pledge Agreement on July 15, 2003 and the Exclusive Option Agreement in December 19, 2006 (collectively, the “VIE Agreements”), which collectively obligated the Company, through 21Vianet China, as the primary beneficiary of 21Vianet Technology, a variable interest entity to the Company.

(iii)	21Vianet Beijing was incorporated in Beijing City of the PRC by two of its employees on March 15, 2006 with registered capital of RMB1 million. On July 15, 2006, the two employees transferred all the equity interests of 21Vianet Beijing held by them to 21Vianet Technology, in exchange for RMB1 million thereby becoming a wholly-owned subsidiary of 21Vianet Technology.

(iv)	On June 22, 2007, the Company through 21Vianet Beijing completed its share purchase and sales agreement with Shanghai Guotong Telecommunication Co., Ltd, a third party, to acquire 100% equity interest of SH Guotong.

(v)	On January 4, 2008, GZ Juliang was incorporated in Guangzhou City of the PRC by 21Vianet Technology as a wholly-owned subsidiary.

(vi)	On February 20, 2008, Shanghai Wantong was incorporated in Shanghai City of the PRC by 21Vianet Beijing (51%) and a third party investor (49%).

(vii)	On June 23, 2008, Xi’an Sub was incorporated in Xi’an City of the PRC by 21Vianet Beijing as a wholly owned subsidiary.

(viii)	On September 30, 2010, the Company through its VIE, 21Vianet Beijing, acquired 51% of the following entities (collectively referred to “Managed Network Entities”) from Beijing Shi Dai Tong Lian Technology Co., Ltd. (“Shi Dai Tong Lian”), a third party company controlled by Mr. Cheng Ran (Note 4(b)), and acquired the remaining 49% equity interest on December 15, 2011.

21VIANET GROUP, INC.

Notes to the Consolidated Financial Statements

1.	Organization (Continued)

Entity	Date of Acquisition	Place of incorporation	Principal activities

Beijing Chengyishidai Network Technology Company Limited (“CYSD”)	September 30, 2010	PRC	Provision of managed network services
Zhiboxintong (Beijing) Network Technology Company Limited (“ZBXT”)	September 30, 2010	PRC	Provision of managed network services

Wholly owned by ZBXT:
Beijing Bozhiruihai Network Technology Co., Ltd.	September 30, 2010	PRC	Provision of managed network services
Beijing Bikonghengtong Network Technology Co., Ltd.	September 30, 2010	PRC	Provision of managed network services
Xingyunhengtong Beijing Network Technology Co., Ltd.	September 30, 2010	PRC	Provision of managed network services
Fuzhou Yongjiahong Telecommunication Co., Ltd.	September 30, 2010	PRC	Provision of managed network services

(ix)	On November 16, 2010, Jiu Jiang Zhongyatonglian Network Technology Co., Ltd. was incorporated in Jiu Jiang City of the PRC by CYSD as a wholly-owned subsidiary.

(x)	On October 1, 2011, the Company through its VIEs, 21Vianet Technology and 21Vianet Beijing, acquired 100% equity interest of Shanghai Cloud (Note 4(a)).

(xi)	On October 19, 2011, the Company through its VIE, 21Vianet Beijing, acquired 100% equity interest of Gehua from Tianjin Guanbang Network Technology and Development Co., Ltd. (“Tianjin Guanbang”), a third party company owned by three individuals, namely Ms. Yu Ling (50%), Mr. He Chen (25%) and Mr. Huang Rong (25%) (Note 4(b)).

(xii)	On October 27, 2011, the Company through its VIE, 21Vianet Beijing acquired 100% equity interest of Shenzhen Cloud (Note 4(a)).

(xiii)	On November 16, 2011, Suzhou Technology was incorporated in Suzhou city of the PRC by 21Vianet HK as a wholly-owned subsidiary.

(xiv)	On December 19, 2011, Langfang Xunchi was incorporated in Langfang City of the PRC by 21Vianet Beijing as a wholly-owned subsidiary.

As more fully described below, through a series of transactions which are accounted for as a reorganization of entities where the transactions were deemed to lack substance and accounted for in a manner similar to a pooling-of interest, the Company became the ultimate parent entity of such subsidiaries and consolidated variable interest entity by October 31, 2010. Accordingly, the accompanying consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented.

(b) Upon incorporation, the Company was wholly owned by aBitCool Inc. (“aBitCool”), a company owned by a group of four ordinary shareholders. Prior to the reorganization, the Company’s IDC and Non-IDC operations were conducted by aBitCool, substantially all of which was conducted through the same subsidiaries and variable interest entities set forth above. In addition, aBitCool was also engaged in other insignificant business operations, which were dissimilar and incidental to the core IDC Business, through five subsidiaries/investee of certain of the above entities, which have insignificant assets, liabilities and operating results since their inception. aBitCool also issued Series A contingently redeemable convertible preferred shares in 2006, 2007 and 2008 and Series B contingently redeemable convertible preferred shares in 2007 and 2008, to a number of third party investors, the proceeds of which had been used to finance the operations and investing activities of these business through a series of intercompany loans. The Series A and B contingently redeemable convertible preferred shares were converted into ordinary shares concurrent with initial public offering.

21VIANET GROUP, INC.

Notes to the Consolidated Financial Statements

1.	Organization (Continued)

In preparation of its IPO for the IDC business, the Company undertook the following transactions to reorganize the structure of the listing group:

(i)	On January 13, 2010, aBitCool transferred all of its 100% equity interest in 21Vianet HK to the Company in exchange for a cash consideration of HK$1.

(ii)	On February 21, 2010, aBitCool transferred all of its 100% equity interest in 21Vianet China to 21Vianet HK in exchange for a cash consideration of US$1.

(iii)	On April 30, 2009 and March 1, 2010, 21Vianet Beijing legally disposed SH Guotong and GZ Juliang to the nominee shareholders of aBitCool, in return for cash consideration of RMB68,960,000 and RMB10,000,000. Subsequent to their legal disposal, the Company continued to manage the operations of SH Guotong and GZ Juliang, therefore not meeting all of the carve-out criteria pursuant to the Staff Accounting Bulletin (“SAB”) Topic 5.Z.7 and as such, was required to continue consolidating all of SH Guotong’s results of operations. Accordingly, the receipt of cash consideration for the legal disposal of SH Guotong and GZ Juliang is recorded as a deemed contribution from the shareholders.

SH Guotong – SH Guotong’s operations had historically comprised the IDC and Non-IDC Businesses since its acquisition on June 22, 2007. The divestiture of the Company’s Non-IDC Business to its ultimate shareholders was contemplated as part of the Company’s corporate restructuring pursuant to their ultimate IPO plans of the IDC Business. As part of the restructuring, 21Vianet Beijing (i) on April 30, 2009 legally disposed of SH Guotong to the nominee shareholders of aBitCool, in return for cash consideration of RMB68,960,000, which was subsequently settled in September 2010 and was recorded in amounts due from related parties as of December 31, 2009 and (ii) on March 31, 2010, legally repurchased the IDC Business’ long-lived assets, employees, and sales agreements of SH Guotong from same nominee shareholders of aBitCool for a cash consideration of RMB1,426,000. From the date of the disposal to date of repurchase, SH Guotong remained under the ownership of the same shareholder group and management of the Company continued to managed both SH Guotong’s IDC and Non-IDC Businesses. As such, the Company concluded that there was no substance to the legal disposal, other than part of the plan to effect a divestiture of the Non-IDC Business of SH Guotong to the Company’s ultimate shareholders. The cash consideration exchanged for the disposal and repurchase was required under the prevailing PRC tax regulations for the disposal of equity interests or assets, and was recorded as a deemed contribution and distribution from and to shareholders, respectively. On March 31, 2010, when in substance, the Non-IDC Business was disposed to the Company’s ultimate shareholders, the Company deconsolidated the net assets of SH Guotong’s Non-IDC Business at their respective carrying values totaling RMB27,869,000, which was recorded as a deemed distribution to the shareholders. On the same date, the divested Non-IDC Business qualified for discontinued operation in accordance with ASC 205-20 “Discontinued Operations”, and its operating results have been accordingly presented in the consolidated statements of operations for all years presented (Note 22).

21VIANET GROUP, INC.

Notes to the Consolidated Financial Statements

1.	Organization (Continued)

GZ Juliang – GZ Juliang’s operations had historically comprised the IDC and Non-IDC Businesses since its incorporation on January 4, 2008. The divestiture of the Company’s Non-IDC Business to its ultimate shareholders was contemplated as part of the Company’s corporate restructuring pursuant to their ultimate IPO plans of the IDC Business. As part of the restructuring, 21Vianet Beijing (i) on March 1, 2010 legally disposed of GZ Juliang to the nominee shareholders of aBitCool, in return for cash consideration of RMB10,000,000, which was subsequently settled in August 2010 and (ii) on March 31, 2010, legally repurchased the IDC Business’ long-lived assets, employees, and sales agreements of GZ Juliang from same nominee shareholders of aBitCool for a cash consideration of RMB858,000. From the date of the disposal to date of repurchase, GZ Juliang remained under the ownership of the same shareholder group and management of the Company continued to manage both GZ Juliang’s IDC and Non-IDC Businesses. As such, the Company concluded that there was no substance to the legal disposal, other than part of the plan to effect a divestiture of the Non-IDC Business of GZ Juliang to the Company’s ultimate shareholders. The cash consideration exchanged for the disposal and repurchase was required under the prevailing PRC tax regulations for the disposal of equity interests or assets, and was recorded as a deemed contribution and distribution from and to shareholders, respectively. On March 31, 2010, when in substance, the Non-IDC Business was disposed to the Company’s ultimate shareholders, the Company deconsolidated the net assets of GZ Juliang’s Non-IDC Business at their respective carrying values totaling RMB2,764,000, which was recorded as a deemed distribution to the shareholders. On the same date, the divested Non-IDC Business qualified for discontinued operation in accordance with ASC 205-20, and its operating results have been accordingly presented in the consolidated statements of operations for all years presented (Note 22).

(iv)	Four subsidiaries of 21Vianet Beijing and one associate of 21Vianet Technology were also engaged in other insignificant business operations, which were dissimilar and incidental to the Company’s core IDC Business. In accordance with the SAB Topic 5.Z.7, the historical operating results, assets and liabilities of these five entities have not been included in these historical financial statements of the Company because (i) these entities were operated and managed autonomously by a management team different from that of the Company and will continue to do so into the foreseeable future; (ii) these entities are dissimilar to the Company in terms of their business models, revenue streams and customer bases and (iii) these entities incurred only incidental costs and facilities with the Company.

In 2008, 21Vianet Beijing injected RMB36,000,000 of capital injection into two of these entities that have been carved out of these historical financial statements, and as such, the amount is recorded as a deemed distribution to shareholders.

In 2010, 21Vianet Beijing and 21Vianet Technology legally disposed two carved-out subsidiaries and a carved-out associate, to aBitCool, for cash consideration of RMB36,000,000 and RMB3,300,000, respectively. As these entities have already been carved out of these consolidated financial statements, the cash consideration received was recorded as a deemed contribution from shareholders.

21VIANET GROUP, INC.

Notes to the Consolidated Financial Statements

1.	Organization (Continued)

(v)	On October 31, 2010, the Company repurchased and cancelled all of its ordinary shares from aBitCool and concurrently issued 71,526,320 ordinary shares and 110,966,180 preferred shares (Note 16) to the same group of ordinary and preferred shareholders of aBitCool at nominal value, based on the same respective ordinary and preferred shareholders’ ownership percentage. These ordinary shares and preferred shares carried the same rights and obligations as those issued by aBitCool, except that the number of preferred shares issued by the Company was determined by applying (i) the relative fair value percentage of the IDC Business (when compared to the Non-IDC Business) of 85% as of October 31, 2010 to (ii) the total number of outstanding preferred shares of aBitCool. The number of preferred shares outstanding of aBitCool was also correspondingly adjusted. The initial carrying values of the preferred shares of the Company were based on the estimated fair values at issuance date in accordance with Accounting Standards Codification (“ASC”) Subtopic 480-10-S99-3A “Classification and Measurement of Redeemable Securities” (Note 16). As no consideration was received for the issuance of the preferred shares, the issuance was recorded as a distribution to shareholders.

21VIANET GROUP, INC.

Notes to the Consolidated Financial Statements

1.	Organization (Continued)

Given there was no change in each shareholder’s proportionate shareholdings and respective rights and obligations before and after the reorganization, the transaction was deemed to lack substance and accounted for in a manner similar to a pooling-of interest with the assets and liabilities stated at their historical amounts in the Company’s consolidated financial statements. Accordingly, the accompanying consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented. Accordingly, the preferred shares issued by the Company are pushed back to all periods presented.

In addition, aBitCool and its shareholders formally agreed to waive the Company’s obligation to repay its intercompany payable due to them in the amount of RMB115,266,000 (US$17,465,000) and as such, the waiver of the payable obligation was recorded as a contribution to additional paid-in-capital on October 31, 2010. The payable obligation has been presented as an amount due to a related party for all periods presented through to the date of the waiver.

21VIANET GROUP, INC.

Notes to the Consolidated Financial Statements

1.	Organization (Continued)

(c) The following is a summary of the VIE agreements between 21Vianet Technology, the VIE, its Nominee Shareholders, and 21Vianet China, the primary beneficiary of 21Vianet Technology:

Exclusive option agreement

Pursuant to the exclusive option agreement amongst 21Vianet China and the Nominee Shareholders of 21Vianet Technology, the Nominee Shareholders granted the Company or its designated party, an exclusive irrevocable option to purchase all or part of the equity interests held by the Nominee Shareholders in 21Vianet Technology, when and to the extent permitted under PRC law, at an amount equal to RMB1. 21Vianet Technology cannot declare any profit distributions or grant loans in any form without the prior written consent of the 21Vianet China. The Nominee Shareholders must remit in full any funds received from 21Vianet Technology to 21Vianet China, in the event any distributions are made by the 21Vianet Technology pursuant to any written consents of 21Vianet China.

Exclusive technical consulting and service agreement

Pursuant to the exclusive technical consulting and service agreement between 21Vianet China and the 21Vianet Technology, 21Vianet China is to provide exclusive management consulting services and internet technical services in return for fees based on of a predetermined hourly rate, which is adjustable at the sole discretion of 21Vianet China.

Loan agreement

21Vianet China provided a loan facility of RMB1,300,000 in 2003 to the Nominee Shareholders of 21Vianet Technology for the purpose of providing capital to 21Vianet Technology to develop its business. A related party also provided a loan facility of RMB8,700,000 in 2007 on behalf of 21Vianet China to the Nominee Shareholders for the additional capital injection. Such loan was subsequently repaid on the Nominee Shareholders’ behalf by 21Vianet China in September 2010. 21Vianet China also agreed to provide unlimited financial support to 21Vianet Technology for its operations and agree to forego the right to seek repayment in the event 21Vianet Technology is unable to repay such funding.

Power of attorney agreement

The Nominee Shareholders entered into the power of attorney agreement whereby they granted an irrevocable proxy of the voting rights underlying their respective equity interests in the 21Vianet Technology to 21Vianet China, which includes, but are not limited to, all the shareholders’ rights and voting rights empowered to the Nominee Shareholders by the company law and the Company’s Articles of Association.

21VIANET GROUP, INC.

Notes to the Consolidated Financial Statements

1.	Organization (Continued)

Share pledge agreement

Pursuant to the share pledge agreement between 21Vianet China and the Nominee Shareholders, the Nominee Shareholders have contemporaneously pledged all their equity interests in 21Vianet Technology to guarantee the repayment of the loan under the Loan Agreement between 21Vianet China and the Nominee Shareholders.

If 21Vianet Technology breaches its respective contractual obligations under the Share pledge agreement and the loan agreement, 21Vianet China, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. The Nominee Shareholders agreed not to transfer, sell, pledge, dispose of or otherwise create any new encumbrance on their equity interests in the 21Vianet Technology without the prior written consent of 21Vianet China.

Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between the Company and 21Vianet Technology through the irrevocable power of attorney agreement, whereby the Nominee Shareholders effectively assigned all of their voting rights underlying their equity interest in 21Vianet Technology to 21Vianet China. In addition, through the other aforementioned VIE agreements, the Company demonstrates its ability and intention to continue to exercise the ability to absorb substantially all of the expected losses and majority of the profits of 21Vianet Technology through 21Vianet China. Thus, the Company is also considered the primary beneficiary of 21Vianet Technology through 21Vianet China. As a result of the above, the Company consolidates 21Vianet Technology and its subsidiaries under by Accounting Standards Codification (“ASC”) Subtopic 810-10 (“ASC 810-10”) “Consolidation: Overall”.

Subsequently, in September 2010, the following supplementary agreements were entered into:

21Vianet Group, Inc. agreed to provide unlimited financial support to 21Vianet Technology for its operations and agreed to forego the right to seek repayment in the event 21Vianet Technology is unable to repay such funding. Concurrently, the agreement by 21Vianet China through the loan agreement to provide unlimited financial support to 21Vianet Technology is cancelled.

The Nominee Shareholders also re-signed the power of attorney agreement whereby they granted an irrevocable proxy of the voting rights underlying their respective equity interests in 21Vianet Technology to 21Vianet Group, Inc., which includes, but are not limited to, all the shareholders’ rights and voting rights empowered to the Nominee Shareholders by the company law and the Company’s Article of Association.

Accordingly, as a result of the power to direct the activities of 21Vianet Technology pursuant to the power of attorney agreement and the obligation to absorb the expected losses of 21Vianet Technology through the unlimited financial support, 21Vianet China ceased to be the primary beneficiary and 21Vianet Group, Inc. became the primary beneficiary of 21Vianet Technology in September 2010.

21VIANET GROUP, INC.

Notes to the Consolidated Financial Statements

1.	Organization (Continued)

In February 2011, one of the original Nominee Shareholders of 21Vianet Beijing transferred 1% of his equity interests in 21Vianet Beijing to one additional individual person. Accordingly, the additional Nominee Shareholder also became a party to the above applicable agreements.

In the opinion of the Company’s management and PRC counsel, (i) the ownership structure of the Company and 21Vianet Technology, through 21Vianet China, are in compliance with existing PRC laws and regulations,(ii) the contractual arrangements with 21Vianet Technology and its shareholders are valid and binding, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the Company’s business operations are in compliance with existing PRC laws and regulations in all material respects.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Company and its contractual arrangements with 21Vianet Technology are found to be in violation of any existing or future PRC laws and regulations, the Company may be required to restructure its ownership structure and operations in the PRC to comply with the changing and new PRC laws and regulations. In the opinion of management, the likelihood of loss in respect of the Company’s current ownership structure or the contractual arrangements with 21Vianet Technology is remote based on current facts and circumstances.

Except for certain computer and network equipment with carrying amounts of RMB20,000,000 that were pledged to secure banking borrowings granted to the Company (Note 12), there were no other pledges or collateralization of the Consolidated VIE’s assets. Creditors of the Consolidated VIE have no recourse to the general credit of the Company, who is the primary beneficiary of the Consolidated VIE, and such amounts have been parenthetically presented on the face of the consolidated balance sheets. The Company has not provided any financial or other support that it was not previously contractually required to provide to the Consolidated VIE during the periods presented.

The following financial information of the Consolidated VIE was included in the accompanying consolidated financial statements as of December 31, 2010 and 2011 and for the years ended December 31, 2009, 2010 and 2011:

	As of December 31,
	2010	2011
	RMB’000	RMB’000	US$’000

Total assets	715,144	1,165,210	185,132
Total liabilities	442,994	704,879	111,994

	For the Year Ended December 31,
	2009	2010	2011
	RMB’000	RMB’000	RMB’000	US$’000

Net revenues	313,635	525,203	1,020,929	162,209
Net (loss) profit	(1,016)	30,668	51,566	8,193

	For the Year Ended December 31,
	2009	2010	2011
	RMB’000	RMB’000	RMB’000	US$’000

Net cash provided by operating activities	781	80,663	164,855	26,193
Net cash used in investing activities	(34,850)	(616)	(245,477)	(39,002)
Net cash (used in) provided by financing activities	(11,318)	41,835	61,047	9,699

2.	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

(b)	Principles of Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and the Consolidated VIE for which the Company or a subsidiary of the Company is the primary beneficiary. All significant inter-company transactions and balances between the Company, its subsidiaries and the Consolidated VIE are eliminated upon consolidation. Results of acquired subsidiaries and its Consolidated VIE are consolidated from the date on which control is transferred to the Company.

(c)	Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Areas where management uses subjective judgment include, but are not limited to, estimating the useful lives of long-lived assets and intangible assets, assessing the initial valuation of the assets acquired and liabilities assumed in a business combination and the subsequent impairment assessment of long-lived assets, intangible assets and related goodwill, determining the provision for accounts receivable, accounting for deferred income taxes, and accounting for share-based compensation arrangements. The valuation of and accounting for the Company’s financial instruments (Note 16) and purchase consideration (Note 4) also requires significant estimates and judgments provided by management. The results of the continuing operations and discontinued operations are determined by using a combination of specific identification of revenues and certain costs as well as a reasonable allocation of the remaining costs using applicable cost drivers where specific identification is not determinable. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

21VIANET GROUP, INC.

Notes to the Consolidated Financial Statements

2.	Summary of Significant Accounting Policies (Continued)

(d)	Foreign Currency

The functional currency of the Company and 21Vianet HK is the United States dollar (“US$”), whereas the functional currency of the Company’s PRC subsidiaries and its Consolidated VIE is the Chinese Renminbi (“RMB”) as determined based on the criteria of ASC 830, “Foreign Currency Matters”. The Company uses the RMB as its reporting currency. Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are re-measured at the balance sheet date exchange rate. Exchange gains and losses are included in foreign exchange gains and losses in the consolidated statements of operations.

Assets and liabilities of the Company and 21Vianet HK are translated into RMB at fiscal year-end exchange rates. Income and expense items are translated at average exchange rates prevailing during the fiscal year. The resulting translation adjustments are recorded in other comprehensive loss, a component of shareholders’ (deficit) equity.

(e)	Convenience Translation

Amounts in United States dollars (“US$”) are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.2939 on December 30, 2011 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

(f)	Cash, Cash Equivalents and Short-term investments

Cash and cash equivalents consist of cash on hand and demand deposits placed with banks or other financial institutions which are unrestricted as to withdrawal and use and have original maturities less than three months. All highly liquid investments with a stated maturity of 90 days or less from the date of purchase are classified as cash equivalents. All highly liquid investments with stated maturities of greater than 90 days but less than 365 days, are mainly fixed rate time deposits that are classified as short-term investments which are stated at their approximate fair value.

(g)	Restricted cash

Restricted cash represents amounts held by a bank in escrow as security for notes payable and credit facilities that have yet to be drawn down and therefore are not available for the Company’s use.

(h)	Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at net realizable value. An allowance for doubtful accounts is recorded in the period when loss is probable based on an assessment of specific evidence indicating troubled collection, historical experience, accounts aging and other factors. An accounts receivable is written off after all collection effort has ceased.

(i)	Deferred Initial Public Offering Costs

Direct costs incurred by the Company attributable to its proposed initial public offering of ordinary shares in the United States have been deferred and recorded in other current assets and will be charged against the gross proceeds received from such offering.

21VIANET GROUP, INC.

Notes to the Consolidated Financial Statements

2.	Summary of Significant Accounting Policies (Continued)

(j)	Property and Equipment

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated useful life

Buildings	25 years
Leasehold improvements	Over the shorter of lease term or the estimated useful lives of the assets
Optical fibers	20 years
Computer and network equipment	5 years
Office equipment	5 years
Motor vehicles	5 years

Repair and maintenance costs are charged to expense as incurred, whereas the costs of betterments that extend the useful life of property and equipment are capitalized as additions to the related assets. Retirements, sale and disposals of assets are recorded by removing the cost and accumulated depreciation with any resulting gain or loss reflected in the consolidated statements of operations.

Property and equipment that are purchased or constructed which require a period of time before the assets are ready for their intended use are accounted for as construction-in-progress. Construction-in-progress is recorded at acquisition cost, including installation costs. Construction-in-progress is transferred to specific property and equipment accounts and commences depreciation when these assets are ready for their intended use.

Interest costs are capitalized if they are incurred during the acquisition, construction or production of a qualifying asset and such costs could have been avoided if expenditures for these assets have not been made. Capitalization of interest costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are incurred. Interest costs are capitalized until the assets are ready for their intended use. The Company did not incur significant capitalized interest during the years ended December 31, 2009 and 2010. Interest capitalized during the year ended December 31, 2011 amounted to RMB5,037,000 (US$800,000), respectively.

(k)	Intangible Assets

Intangible assets are carried at cost less accumulated amortization and any recorded impairment. Intangible assets acquired in a business combination are recognized initially at fair value at the date of acquisition. Intangible assets with finite useful lives, except for acquired customer relationships in the acquisition of the Managed Network Entities which is amortized using an accelerated method of amortization, are amortized using a straight-line method of amortization. These amortization methods reflect the estimated pattern in which the economic benefits of the respective intangible assets are to be consumed. The estimated useful life for the intangible assets is as follows:

Purchased software	3-5 years
Purchased customer contracts	0.1-1.8 years
Contract backlog*	1-1.5 years
Customer relationship*	4-8 years
Supplier relationship*	8-10 years
Licenses*	15-20 years
Trade Name*	15-20 years

*	Acquired in the acquisition of SH Guotong , the Managed Network Entities (Note 4(b)) and Gehua (Note 4(b)).

21VIANET GROUP, INC.

Notes to the Consolidated Financial Statements

2.	Summary of Significant Accounting Policies (Continued)

(l)	Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. The Company’s goodwill at December 31, 2010 and 2011 were related to its acquisition of SH Guotong, Managed Network Entities (Note 4(b)) and Gehua (Note 4(b)). In accordance with ASC 350, “Goodwill and Other Intangible Assets,” recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present.

The performance of the impairment test involves a two-step process. The first step of the impairment test involves comparing the fair value of the reporting unit with its carrying amount, including goodwill. Fair value is primarily determined by computing the future discounted cash flows expected to be generated by the reporting unit. If the reporting unit’s carrying value exceeds its fair value, goodwill may be impaired. If this occurs, the Company performs the second step of the goodwill impairment test to determine the amount of impairment loss.

The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit’s goodwill. If the implied goodwill fair value is less than its carrying value, the difference is recognized an impairment loss.

In accordance with ASC 350, the Company assigned and assessed goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. The Company has determined it has one reporting unit, which is also its only operating segment. Goodwill that has arisen as a result of the acquisition of SH Guotong, Managed Network Entities and Gehua was assigned to this reporting unit.

As of October 1, 2011, the Company completed its annual impairment tests on goodwill that has arisen out of the acquisition of SH Guotong and Managed Network Entities. The Company determined the fair value of the reporting unit using the income approach based on the discounted expected cash flows associated with the reporting unit. The discounted cash flows for the reporting unit were based on six year projections. Cash flow projections were based on past experience, actual operating results and management best estimates about future developments as well as certain market assumptions. Cash flows after six years were estimated using a terminal value calculation, which considered terminal value growth at 3%, considering the long term revenue growth for entities in a similar industry in the PRC. The discount rate of approximately 13.5% was derived and used in the valuations which reflect the market assessment of the risks specific to the Company and its industry and is based on its weighted average cost of capital. The resulting fair value of the reporting unit was higher than its carrying value, and as such, the Company was not required to complete the second step, therefore no impairment losses were recognized for each of the three years ended December 31, 2011.

21VIANET GROUP, INC.

Notes to the Consolidated Financial Statements

2.	Summary of Significant Accounting Policies (Continued)

(m)	Impairment of Long-Lived Assets and Intangibles

The Company evaluates its long-lived assets or asset group, including intangible assets with finite lives, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset or a group of long-lived assets may not be recoverable. When these events occur, the Company evaluates for impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available for the long-lived assets. No impairment charge was recognized for each of the three years ended December 31, 2011.

(n)	Fair Value of Financial Instruments

The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, short-term investments, restricted cash, accounts receivable, other receivables, short-term bank borrowings, accounts payable, balances with related parties and other payables, approximate their fair values because of the short maturity of these instruments. The Series A, Series B and Series C1 contingently redeemable convertible preferred shares are initially recognized at fair value (Note 16). No accretion is recorded as the Series A contingently redeemable convertible preferred shares are only contingently redeemable upon certain liquidation events and the initial fair value of the Series B contingently redeemable convertible preferred shares is greater than its redemption value. The Series C1 contingently redeemable convertible preferred shares are then subsequently accreted to its redemption values using the effective interest method. As a beneficial conversion feature exists as of the commitment date, its intrinsic value is allocated from the carrying value of the Series C1 contingently redeemable convertible preferred shares as a contribution to additional paid-in capital. The discount resulting from the beneficial conversion feature is amortized from the date of issuance to the earliest conversion date. The contingent consideration in both cash and shares and the option to acquire the Company’s ordinary shares are initially measured at fair value of the date of acquisition of the Managed Network Entities (Note 4(b)) and Gehua (Note 4(b)) and subsequently remeasured at the end of each reporting period with any adjustment to the fair value recorded to the current period expense. The call option to purchase the remaining 49% equity interest in the Managed Network Entities is initially measured at fair value and is recognized as part of non-controlling interest as it is an embedded feature in the Managed Network Entities’ shares, which does not qualify for bifurcation accounting. The Company, with the assistance of an independent third party valuation firm, determined the estimated fair value of its preferred shares, the contingent consideration in both cash and shares, the option to acquire the Company’s ordinary shares and the call option to purchase the remaining 49% equity interest in the Managed Network Entities, that are recognized in the consolidated financial statements.

21VIANET GROUP, INC.

Notes to the Consolidated Financial Statements

2.	Summary of Significant Accounting Policies (Continued)

(o)	Revenue Recognition

The Company hosts customers’ servers and networking equipment, improving the performance, availability and security of their Internet services. The Company also provides managed network services to enable our customers to deliver data across Internet in a faster and more reliable manner through extensive data transmission network and BroadEx smart routing technology.

Consistent with the criteria of Staff Accounting Bulletin No. 104, “Revenue Recognition”, the Company recognizes revenue from sales of these services when there is a signed sales agreement with fixed or determinable fees, services have been provided to the customer and collection of the resulting customer’s receivable is reasonably assured.

The Company’s services are provided under the terms of a master service agreement, which will typically accompany a one-year term renewal option with the same terms and conditions. Customers can choose at the outset of the arrangement to either use the Company’s services through a monthly fixed fee arrangement or choose a plan based on actual bandwidth or traffic volume used during the month at fixed pre-set rates. The Company recognizes and bills for revenue for excess usage, if any, in the month of its occurrence to the extent a customer’s usage of the services exceeds their pre-set monthly fixed bandwidth usage and fee arrangements. The rates as specified in the master service agreements are fixed for the duration of the contract term and are not subject to adjustment.

The Company may charge its customers an initial set-up fee prior to the commencement of their services. The Company’s records these initial set-up fees as deferred revenue and recognizes revenue ratably over the period of the customer service agreement. Generally, all the Company’s customers’ service agreements will require some amount of initial set-up along with the selected service subscription.

Business tax on revenues earned from provision of services to customers is recorded as a deduction from gross revenue to derive net revenue in the same period in which the related revenue is recognized. Except 21Vianet Beijing, Xi’an Sub and XingyunhengtongBeijing Network Technology Co., Ltd. which are subject to 5% business tax rate on their revenues, all the Company’s other PRC subsidiaries and its Consolidated VIE are subject to a 3% business tax rate. The business tax expenses for the years ended December 31, 2009, 2010 and 2011 amounted to approximately RMB11,862,000, RMB20,519,000 and RMB42,241,000 (US$6,711,000), respectively.

21VIANET GROUP, INC.

Notes to the Consolidated Financial Statements

2.	Summary of Significant Accounting Policies (Continued)

(p)	Cost of Revenues

Cost of revenues consists primarily of telecommunication cost, depreciation of the Company’s long-lived assets, amortization of acquired intangible assets, maintenance and center rent expenses directly attributable to the provision of the IDC services.

21Vianet China is subject to business tax and other surcharges on the revenues earned for exclusive business support, technical and consulting services provided to 21Vianet Technology, pursuant to the VIE agreements (Note 1(c)). Such business tax and other surcharges are charged to cost of revenues as the related technical, consulting and rental services are rendered.

(q)	Advertising Expenditures

Advertising expenditures are expensed as incurred and are included in sales and marketing expenses, which amounted to RMB4,934,000 and RMB3,468,000 and RMB3,159,000 (US$502,000) for the years ended December 31, 2009, 2010 and 2011, respectively.

(r)	Research and Development Expenses

Research and development expenses consist primarily of payroll and related personnel costs for routine upgrades and related enhancements of the Company’s services and network. Research and development expenses are expensed as incurred.

(s)	Government Grants

Government grants are provided by the relevant PRC municipal government authorities to subsidize the cost of certain research and development projects. The amount of such government grants are determined solely at the discretion of the relevant government authorities and there is no assurance that the Company will continue to receive these government grants in the future. Government grants are recognized when it is probable that the Company will comply with the conditions attached to them, and the grants are received. When the grant relates to an expense item, it is recognized in the statement of operations over the period necessary to match the grant on a systematic basis to the costs that it is intended to compensate, as a reduction of the related operating expense. Where the grant relates to an asset, it is recognized as deferred government grants and released to the statement of operations in equal amounts over the expected useful life of the related asset, when operational, as a reduction of the related depreciation expense.

21VIANET GROUP, INC.

Notes to the Consolidated Financial Statements

2.	Summary of Significant Accounting Policies (Continued)

(t)	Leases

Leases are classified at the inception date as either a capital lease or an operating lease. The Company did not enter into any leases whereby it is the lessor for any of the periods presented. As the lessee, a lease is a capital lease if any of the following conditions exists: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life, or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. The Company entered into capital leases for certain fiber optics cables and network equipments in the years ended December 31, 2010 and 2011.

All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over the periods of their respective leases. The Company leases office space and employee accommodation under operating lease agreements. Certain of the lease agreements contain rent holidays and escalating rent. Rent holidays and escalating rent are considered in determining the straight-line rent expense to be recorded over the lease term. The lease term begins on the date of initial possession of the lease property for purposes of recognizing lease expense on a straight-line basis over the term of the lease.

(u)	Income Taxes

The Company accounts for income taxes using the liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company applies ASC 740, “Accounting for Income Taxes”, to account for uncertainty in income taxes. ASC 740 prescribes a recognition threshold a tax position is required to meet before being recognized in the financial statements.

The Company has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of “income tax”, in the consolidated statements of operations.

21VIANET GROUP, INC.

Notes to the Consolidated Financial Statements

2.	Summary of Significant Accounting Policies (Continued)

(v)	Discontinued Operations

In accordance with ASC 205-20 “Discontinued Operations”, when a component of an entity has been disposed of and the Company will no longer have significant continuing involvement in the operations of the component, the results of its operations should be classified as discontinued operations in the consolidated statement of operations for all periods presented.

(w)	Share-Based Compensation

Share options granted to employees are accounted for under ASC 718, “Compensation – Stock Compensation”, which requires that share-based awards granted to employees be measured based on the grant date fair value and recognized as compensation expense over the requisite service period (which is generally the vesting period) in the consolidated statements of operations. The Company has elected to recognize compensation expense using the straight-line method for all share options granted with service conditions that have a graded vesting schedule.

ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Forfeiture rate is estimated based on historical and future expectation of employee turnover rate and are adjusted to reflect future change in circumstances and facts, if any. Share-based compensation expense is recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest. To the extent the Company revises this estimate in the future, the share-based payments could be materially impacted in the period of revision, as well as in following periods. During the years ended December 31, 2010 and 2011, the Company estimated that the forfeiture rate for both the management and non-management employees of the Company was zero.

21VIANET GROUP, INC.

Notes to the Consolidated Financial Statements

2.	Summary of Significant Accounting Policies (Continued)

(x)	Earnings Per Share

In accordance with ASC 260, “Earnings per Share”, basic earnings per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of unrestricted ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. The Company’s Series A, Series B and Series C contingently redeemable convertible preferred shares (Note 16) are participating securities. For the periods presented herein, the computation of basic earnings per share using the two-class method is not applicable as the participating securities do not have contractual rights and obligations to share in the losses of the Company. Accordingly, both the profit from continuing operations and loss from discontinued operations are allocated to the ordinary shareholders in the computation of basic earnings per share. Diluted earnings per share for continuing operations is calculated by dividing net profit from continuing operations attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Diluted earnings per share for discontinued operations is then calculated by dividing net loss from discontinued operations attributable to ordinary shareholders by the same number of potential ordinary shares determined in the earlier step. Contingently issuable shares are included in the computation of basic earnings per share only when there is no circumstance under which those shares would not be issued. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the Company’s preferred shares using the if-converted method and ordinary shares issuable upon the exercise of the share options, using the treasury stock method. Ordinary share equivalents are excluded from the computation of diluted per share if their effects would be anti-dilutive.

(y)	Share Repurchase Program

Pursuant to a Board of Directors’ resolution on September 14, 2011, the Company’s management is authorized to repurchase up to US$30 million of the Company’s ADSs (“Share Repurchase Plan”). From September 14, 2011 to December 31, 2011, the Company repurchased 3,022,532 ADSs, under this plan for a consideration of US$29.9 million.

The Company accounted for those shares repurchase as Treasury Stock at cost in accordance to ASC Subtopic 505-30 (“ASC 505-30”), Treasury Stock, and is shown separately in the Shareholders’ Equity as the Company has not yet decided on the ultimate disposition of those ADSs acquired. When the Company decides to use the treasury stock to settle the stock consideration for the acquisitions (Note 17), the difference between the fair value at settlement date and the repurchase price is debited into additional paid-in capital. When the Company decides to retire the treasury stock, the difference between the original issuance price and the repurchase price is debited into additional paid-in capital.

21VIANET GROUP, INC.

Notes to the Consolidated Financial Statements

2.	Summary of Significant Accounting Policies (Continued)

(z)	Comprehensive Loss

Comprehensive loss is defined as the decrease in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Comprehensive loss is reported in the statements of changes of shareholders’ (deficit) equity. Accumulated other comprehensive loss of the Company includes foreign currency translation adjustments related to the Company and 21Vianet HK, whose functional currency is US$.

(aa)	Segment Reporting

The Company’s chief operating decision-maker, who has been identified as the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Company as a whole and hence, the Company has only one operating and reportable segment. The Company operates and manages its IDC business as a single segment. As the Company’s long-lived assets are substantially all located in the PRC and substantially all the Company’s revenues are derived from within the PRC, no geographical segments are presented.

(bb)	Employee Benefits

The full-time employees of the Company’s PRC subsidiaries are entitled to staff welfare benefits including medical care, housing fund, pension benefits and unemployment insurance, which are governmental mandated defined contribution plans. These entities are required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued.

21VIANET GROUP, INC.

Notes to the Consolidated Financial Statements

2.	Summary of Significant Accounting Policies (Continued)

(cc)	Recent Accounting Pronouncements

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820), Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. ASU 2011-04 amends the fair value measurement and disclosure guidance in ASC 820, Fair Value Measurement, to converge U.S. GAAP and International Financial Reporting Standards requirements for measuring amounts at fair value as well as disclosures about these measurements. The amendments are effective during interim and annual periods beginning after December 15, 2011. The Company does not expect that the adoption of ASU 2011-04 will have a material impact to the Company’s consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05 (ASU 2011-05), Comprehensive Income (Topic 220), presentation of Comprehensive Income. ASU 2011-05 requires that all non-owner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present total other comprehensive income, the components of other comprehensive income, and the total of comprehensive income. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. In December 2011, the FASB issued ASU 2011-12 (ASU 2011-12), Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05. ASU 2011-12 defers the requirement in ASU 2011-05 that entities present reclassification adjustments for each component of accumulated other comprehensive income (“AOCI”) in both net income and other comprehensive income on the face of the financial statements. ASU 2011-12 requires entities to continue to present amounts reclassified out of AOCI on the face of the financial statements or disclose those amounts in the notes to the financial statements. The effective date of ASU 2011-12 is consistent with ASU 2011-05, which is effective for fiscal years and interim periods beginning after December 15, 2011 for public entities. The Company does not expect that the adoption of both ASU 2011-05 and ASU 2011-12 will have a material impact to the presentation of the Company’s consolidated financial statements.

In September 2011, the FASB issued ASU 2011-08 (ASU 2011-08), Intangibles – Goodwill and Other (Topic 350), Testing Goodwill for Impairment. ASU 2011-08 is intended to simplify how entities test goodwill for impairment. ASU 2011-08 permits an entity to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued. The Company does not expect that the adoption of ASU 2011-08 will have a material impact to the Company’s consolidated financial statements.

21VIANET GROUP, INC.

Notes to the Consolidated Financial Statements

3.	Concentration of Risks

(a)	Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable, other receivables and amounts due from related parties. As of December 31, 2010 and 2011, Cash and cash equivalents and short-term investments of RMB85,762,000 and RMB225,731,000 (US$35,865,000), respectively, were deposited with major financial institutions located in the PRC, and US$293,000 and US$172,195,000 (RMB1,083,776,000), respectively, were deposited with in major financial institutions located outside the PRC. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006 that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go into bankruptcy. In addition, since China’s concession to the World Trade Organization, foreign banks have been gradually permitted to operate in China and have been significant competitors against Chinese banks in many aspects, especially since the opening of the Renminbi business to foreign banks in late 2006. Therefore, the risk of bankruptcy of those Chinese banks in which the Company has deposits has increased. In the event of bankruptcy of one of the banks which holds the Company’s deposits, it is unlikely to claim its deposits back in full since it is unlikely to be classified as a secured creditor based on PRC laws.

(b)	Business, supplier, customer, and economic risk

The Company participates in a relatively dynamic and competitive industry that is heavily reliant operation excellence of the services. The Company believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, result of operations or cash flows:

(i) Business Risk – Third parties may develop technological or business model innovations that address data centre and network requirements in a manner that is, or is perceived to be, equivalent or superior to the Company’s services. If competitors introduce services that compete with, or surpass the quality, price or performance of the Company’s services, the Company may be unable to renew its agreements with existing customers or attract new customers at the prices and levels that allow the Company to generate reasonable rates of return on its investment.

(ii) Supplier Risk – The Company’s operations are dependent upon bandwidth and cabinet capacity provided by the third-party telecom carriers. There can be no assurance that the Company will be able to secure the cabinet and bandwidth supply from the third-party telecom carriers, neither the Company is adequately prepared for unexpected increases in bandwidth demands by its customers. The communications capacity the Company has leased, include cabinet and bandwidth, may become unavailable for a variety of reasons, such as physical interruption, technical difficulties, contractual disputes, or the financial health of its third-party providers. Any failure of these network providers to provide the capacity the Company requires may result in a reduction in, or interruption of, service to its customers. A significant portion of the Company’s total bandwidth and cabinet resources are purchased from its four largest suppliers, who collectively accounted for 56%, 40% and 31% of the Company’s total bandwidth and cabinet resources for the years ended December 31, 2009, 2010 and 2011, respectively.

21VIANET GROUP, INC.

Notes to the Consolidated Financial Statements

3.	Concentration of Risks (Continued)

(iii) Political, economic and social uncertainties - The Company’s operations could be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for more than 20 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC political, economic and social conditions. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.

(iv) Regulatory restrictions - The applicable PRC laws, rules and regulations currently prohibit foreign ownership of companies that provide IDC services, including hosting and managed network services. Accordingly, the Company’s subsidiary, 21Vianet China is currently ineligible to apply for the required licenses for providing IDC services in China. As a result, the Company operates its IDC services in the PRC through its Consolidated VIE which holds the licenses and permits required to provide IDC services in the PRC. The PRC Government may also choose at anytime to block access to certain website operators which could also materially impact the Company’s ability to generate revenue.

(c)	Currency convertibility risk

The Company transacts substantially all its business in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual-rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China (the “PBOC”). However, the unification of the exchange rates does not imply that the RMB may be readily convertible into US$ or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

(d)	Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The appreciation of the RMB against US$ was approximately 0.1%, 3.0% and 4.9% in the years ended December 31, 2009, 2010 and 2011, respectively. While the international reaction to the appreciation of the RMB has generally been positive, there remains significant international pressure on the PRC Government to adopt an even more flexible currency policy, which could result in a further and potentially more significant appreciation of the RMB against the US$.

21VIANET GROUP, INC.

Notes to the Consolidated Financial Statements

4.	Acquisitions

(a)	Asset acquisition

Shanghai Cloud

On October 1, 2011, the Company through its consolidated VIE, 21Vianet Technology and 21Vianet Beijing, acquired 99.95% and 0.05% equity interests of Shanghai Cloud from 21Vianet Zhi Hui Ke Ji Co., Ltd. (“Zhi Hui Ke Ji”) and Beijing 21Vianet Zhi Hui Neng Yuan System Technology Co., Ltd. (“Zhi Hui Neng Yuan”), respectively, for an aggregated cash consideration of RMB18,200,000 (US$ 2,892,000). Zhi Hui Ke Ji and Zhi Hui Neng Yuan are both consolidated VIEs of aBitCool.

As Shanghai Cloud does not possess all the elements that are necessary to conduct normal operations as a business and had not yet commenced operations, such acquisition is accounted for as an acquisition of assets. As of October 1, 2011, the fair values of the net identifiable assets of Shanghai Cloud acquired are as follows:

	RMB’000	US$’000
Net assets acquired:
Property, plant and equipment	1,906	303
Current assets*	17,236	2,739
Cash and bank balances	124	20
Current liabilities	(658)	(105)
Deferred tax liability	(408)	(65)

Cash paid	18,200	2,892

*	Including an amount of RMB16,000,000 due from the Seller of Shanghai Cloud, which was subsequently settled by December 31, 2011.

Shenzhen Cloud

On October 27, 2011, the Company through its consolidated VIE, 21Vianet Beijing, acquired 100% equity interest in Shenzhen Cloud from Zhi Hui Ke Ji, for cash consideration of RMB7,900,000 (US$ 1,255,000).

As Shenzhen Cloud does not possess all the elements that are necessary to conduct normal operations as a business and had not yet commenced operations, such acquisition is accounted for as an acquisition of assets. As of October 27, 2011, the fair values of the net identifiable assets of Shenzhen Cloud acquired are as follows:

	RMB’000	US$’000
Net assets acquired:
Property, plant and equipment	3,283	522
Current assets	4,779	759
Cash and bank balances	175	28
Current liabilities	(45)	(7)
Deferred tax liability	(292)	(47)

Cash paid	7,900	1,255

21VIANET GROUP, INC.

Notes to the Consolidated Financial Statements

4.	Acquisitions (Continued)

(b)	Business Combination

Managed Network Entities

As a part of the Company’s business expansion strategy into the provision of managed network services that are complementary to its core IDC business, the Company through 21Vianet Beijing, acquired a 51% equity interest in CYSD and ZBXT for total purchase consideration of RMB172,439,000, on September 30, 2010, as follows:

RMB’000

Cash consideration (i)	50,000
Contingent consideration in cash* (iii)	38,536
Contingent ordinary shares issuance (iii) and (iv)	75,494
Option to acquire the Company’s ordinary shares* (ii)	15,174
Less: Call option to purchase the remaining 49% equity interest in the Managed Network Entities (ii)	(6,765)

Total fair value of purchase price consideration	172,439

*	The Company determined the fair value of the contingent consideration in cash and ordinary shares, the option to acquire the Company’s ordinary shares and the call option with the assistance of an independent third party valuation firm.

21VIANET GROUP, INC.

Notes to the Consolidated Financial Statements

4.	Acquisitions (Continued)

(b)	Business Combination (continued)

Managed Network Entities (continued)

Details on the purchase consideration are discussed as follows:

(i)	The cash consideration of RMB50 million was paid in September 2010.

(ii)	The Company issued an option to the Seller to acquire RMB25,000,000 of its ordinary shares at a fixed exercise price of US$8.61 per share, exercisable at any time through June 2012. As the option is indexed to the RMB:USD currency index in addition to its own shares, it is liability-classified and is remeasured at the end of each reporting period with an adjustment to fair value recorded to the results of operations with a corresponding credit in the “Amount due to related parties” balance within the Company’s statement of financial position (Note 23).

(iii)	The contingent consideration in both cash and shares are annually determined based on the achievement by the Managed Network Entities of certain revenue and net profit targets in accordance with the sales and purchase agreement for the fiscal years 2011, 2012 and 2013, as well as the successful negotiation of a country-wide fiber optic lease agreement with a specific third party that is critical to the expansion of their business. The above contingent consideration amounts were derived from the Company’s assessment of whether the Managed Network Entities will meet the certain contractually stipulated targets. Such contingent consideration amounts have been recorded in the “Amount due to related parties” balance within the Company’s statement of financial position (Note 23).

(iv)	In accordance with the sales and purchase agreement, if the option to acquire the Company’s ordinary shares per (b) above is exercised, any contingent consideration payable in shares, if and when the stipulated targets are achieved, would be reduced by the number of shares issued through the exercise of that option. As such, the valuation of the contingent consideration payable in shares represents the fair value of the contingent share consideration payable that is in excess of the shares issuable as discussed in (b) above. As the contingent consideration in shares is not considered to be indexed to its own shares since the settlement amount is determined based on the agreed targets discussed in (c) above, it is liability-classified and is remeasured at the end of each reporting period with an adjustment for fair value recorded to the current period expense. As the contingency with respect to the revenue and net profit targets for fiscal year 2011 was resolved, the corresponding portion of the contingent consideration in shares was remeasured on December 31, 2011, with its fair value of RMB53,822,000 reclassified to additional paid in capital.

21VIANET GROUP, INC.

Notes to the Consolidated Financial Statements

4.	Acquisitions (Continued)

(b)	Business Combination (continued)

Managed Network Entities (continued)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as the date of acquisition:

RMB’000

Current assets	18,500
Property and equipment, net	22,719
Contract backlog (Note 9)	2,540
Customer relationship (Note 9)	44,607
Supplier relationship (Note 9)	90,376
Licenses (Note 9)	1,320
Trade Name (Note 9)	15,300
Deferred tax assets, non-current	906

Total assets acquired	196,268

Accounts payable	15,752
Other current liabilities	8,827
Non-current liabilities	20,359
Deferred tax liabilities, non-current	38,536

Total liabilities assumed	83,474

Net assets acquired	112,794

Aggregate of:
Purchase consideration	172,439
Non-controlling interest *	98,019

Total	270,458

Goodwill	157,664

*	The Company determined the fair value of the non-controlling interests with the assistance of an independent third party valuation firm.

The agreement also provided a call option that allows the Company to purchase the remaining 49% equity interest in the Managed Network Entities by December 2011 for cash consideration determined using the proportionate amount of the finalized cash consideration for the initial 51% acquisition. As the remaining 49% equity interests is held by only one non-controlling shareholder where the underlying shares of the Managed Network Entities are not publicly traded, the call option is an embedded feature in the Managed Network Entities’ shares, which does not qualify for bifurcation accounting. The fair value of the call option is RMB6,765,000 and has been recognized as part of non-controlling interests.

21VIANET GROUP, INC.

Notes to the Consolidated Financial Statements

4.	Acquisitions (Continued)

(b)	Business Combination (continued)

Managed Network Entities (continued)

On October 31, 2011 and December 15, 2011, the Company and the Seller entered into a series of supplementary agreements that modified the original sales and purchase agreement as follows:

i)	Removed the restriction to one specified fiber optics third party vendor thus allowing the successful execution of a similar country-wide fiber optic lease agreement with another third party vendor, and exchanged the portion of the original cash contingent consideration to be paid at the successful execution of the country-wide fiber optic lease agreement with share contingent consideration (see below)

ii)	Removed the option to acquire the Company’s ordinary shares

iii)	Adjusted certain revenue and net profit targets determining contingent consideration in both cash and shares

The terms of supplementary agreements were negotiated and finalized subsequent to the acquisition date, on which the Company has obtained all necessary information, in response to unforeseen events and circumstances which arose subsequent to the acquisition. Accordingly, the Company concluded that the accounting for the supplementary agreement should be separate from that of the business combination. Part of the contingent share consideration that is to be made to the Seller as part of the acquisition of the remaining 49% of the equity interest of Managed Network Entities is extinguished by the original cash contingent consideration to be paid at the successful execution of the country-wide fiber optic lease agreement, as the two fiber optic cables were highly comparable in terms of quality and capacity. Remeasurement of contingent share consideration for the option to acquire the Company’s ordinary shares is no longer required pursuant to the removal of the option.

On December 15, 2011, the Company exercised the option to acquire the remaining 49% equity interest of the Managed Network Entities, as follows:

RMB’000

Contingent Cash consideration	69,917
Contingent ordinary share issuance	99,251

Total fair value of purchase price consideration	169,168

The consideration in both cash and shares are annually determined based on the achievement by the Managed Network Entities of certain revenue and net profit targets for the fiscal year 2011, as well as the completion of construction of the country-wide fiber optic. As the contingent consideration in shares is not considered to be indexed to its own shares since the settlement amount is determined based on the agreed targets, it is liability-classified and is remeasured at the end of each reporting period with an adjustment for fair value recorded to the current period expense. The above contingent consideration amounts were derived from the Company’s assessment of whether the Managed Network Entities will meet the certain contractually stipulated targets. Such contingent consideration amounts have been recorded in the “Amount due to related parties” balance within the Company’s statement of financial position. As the contingency with respect to the revenue and net profit targets for fiscal year 2011 was resolved, the corresponding portion of the contingent consideration in shares was remeasured on December 31, 2011, with its fair value of RMB57,704,000 reclassified to additional paid in capital.

An amount of RMB67,375,000 of cash consideration was paid in December 2011.

Since the Company had already obtained control of Managed Network Entities on September 30, 2010, the acquisition of the remaining 49% equity interests was accounted for as an equity transaction, where the difference between the fair value of the purchase consideration and the carrying amount of non-controlling interest of RMB42,288,000 was recorded as additional paid-in capital.

Gehua

As a part of the Company’s business expansion strategy into the provision of managed network services that are complementary to its core IDC business, the Company through 21Vianet Beijing, acquired 100% equity interest in Gehua for total purchase consideration of RMB 77,469,000, on October 19, 2011, as follows:

RMB’000

Cash consideration (i)	14,820
Contingent consideration in cash (ii)	15,949
Contingent ordinary shares issuance (iii)	46,700

Total fair value of purchase price consideration	77,469

Details on the purchase consideration are discussed as follows:

(i)	The cash consideration of RMB14.8 million was paid in October 2011.

(ii)	The contingent cash consideration is determined based on the achievement by Gehua of certain revenue and net profit targets for the period from September 1, 2011 to August 31, 2012. The above contingent consideration amounts were derived from the Company’s assessment of whether Gehua will meet the certain contractually stipulated targets. Such contingent consideration amounts have been recorded in the “Amount due to related parties” balance within the Company’s statement of financial position (Note 23).

(iii)	The contingent consideration in shares is determined based on the achievement by Gehua of certain revenue and net profit targets in accordance with the sales and purchase agreement for the periods from September 1, 2011 to December 31, 2011, from September 1, 2011 to August 31, 2012 and from September 1, 2012 to August 31, 2013 and the operating effectiveness of the fiber optic lease arrangement acquired as part of this acquisition for the period up to August 15, 2014. As the contingent consideration in shares is not considered to be indexed to its own shares since the settlement amount is determined based on the agreed targets, it is liability-classified and is remeasured at the end of each reporting period with an adjustment for fair value recorded to the current period expense. As the contingency with respect to the revenue and net profit targets for the period from September 1, 2011 to December 31, 2011 has been resolved, the corresponding portion of the contingent consideration in shares was remeasured on December 31, 2011, with its fair value of RMB18,259,000 (US$2,901,000) reclassified to additional paid in capital.

21VIANET GROUP, INC.

Notes to the Consolidated Financial Statements

4.	Acquisitions (Continued)

(b)	Business Combination (continued)

Gehua (continued)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as the date of acquisition:

RMB’000

Current assets	9,740
Property and equipment, net (including a fiber optic capital lease arrangement of RMB21,569,000)	26,070

Contract backlog (Note 9)	910
Customer relationship (Note 9)	8,410
Supplier relationship (Note 9)	22,020
Licenses (Note 9)	100
Deferred tax assets, non-current	48

Total assets acquired	67,298

Accounts payable	16,740
Other current liabilities	12,374
Deferred tax liabilities, non-current	7,980

Total liabilities assumed	37,094

Net assets acquired	30,204

Aggregate purchase consideration	77,469

Goodwill	47,265

The revenue and net profit of Gehua since the acquisition date included in the consolidated statements of operations for the year ended December 31, 2011 were RMB21,467,000 and RMB3,880,000, respectively.

Unaudited pro forma consolidated financial information

The following unaudited pro forma consolidated financial information for the years ended December 31, 2010 and 2011 are presented as if the acquisition had occurred at the beginning of the period presented. These pro forma results have been prepared for comparative purpose only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on the date indicated. The pro forma adjustments are based on available information and certain assumptions the management believes are reasonable.

	For the year ended December 31,
	2010	2011	2011
	(RMB’000)	(RMB’000)	(US$’000)

Net Revenue	536,102	1,047,029	166,356
Net profit (loss) from continuing operations before income tax	(233,098)	62,975	10,006
Earnings (loss) per share from continuing operations – basic (RMB)	RMB(3.28)	RMB0.19	US$0.03

These amounts have been computed after applying the effects of the Company’s accounting policies.

21VIANET GROUP, INC.

Notes to the Consolidated Financial Statements

5.	Accounts Receivable, Net

Accounts receivable and allowance for doubtful accounts consist of the following:

	December 31,
	2010	2011
	RMB’000	RMB’000	US$’000

Accounts receivable	78,826	149,745	23,792
Allowance for doubtful debts	(2,453)	(2,121)	(337)

	76,373	147,624	23,455

As of December 31, 2010 and 2011, all accounts receivable were due from third party customers.

An analysis of the allowance for doubtful accounts is as follows:

	For the year ended December 31,
	2010	2011
	RMB’000	RMB’000	US$’000

Balance at beginning of the year	3,066	2,453	390
Provision	1,097	183	29
Disposal of the Non-IDC Business in SH Guotong	(1,710)	—	—
Write-off of accounts receivable	—	(515)	(82)

Balance at end of the year	2,453	2,121	337

Additions to the Company’s allowance for doubtful accounts were recorded within general and administration expenses for the years ended December 31, 2010 and 2011.

6.	Short-term Investment

Short-term investments consisted of the following as of December 31, 2011:

	Carrying Value	Unrealized gains/(losses)	Estimated Fair Value	Estimated Fair Value
	RMB’000	RMB’000	RMB’000	US$’000

Held-to-maturity securities
- Fixed rate time deposits	895,540	—	895,540	142,128

The Company recorded interest income related to its short-term investments amounting to RMB12,961,000 (US$2,059,000) for the year ended December 31, 2011 in the consolidated statements of operations.

21VIANET GROUP, INC.

Notes to the Consolidated Financial Statements

7.	Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following:

	December 31,
	2010	2011
	RMB’000	RMB’000	US$’000

Prepaid expenses for bandwidth, rented computer rooms and cabinets	4,975	15,478	2,459
Deferred initial public offering costs	5,325	—	—
Staff field advances	454	993	158
Interest receivable	—	10,295	1,636
Other receivables	3,615	20,809	3,306

	14,369	47,575	7,559

Prepaid expense for bandwidth, rented computer rooms and cabinets represents the unamortized portion of prepayments made to the Company’s telecom operators and certain technology companies, who provide the Company with access to bandwidth and computer rooms and cabinets.

Deferred initial public offering costs represent the deferred costs incurred by the Company directly attributable to the Company’s pursuit of an IPO in the U.S. market, which are incremental to the Company and are charged against the gross proceeds received from the IPO.

Others receivables include rental deposits, tax recoverable and other miscellaneous items.

21VIANET GROUP, INC.

Notes to the Consolidated Financial Statements

8.	Property and Equipment, Net

Property and equipment, including those held under capital leases, consist of the following:

	December 31,
	2010	2011
	RMB’000	RMB’000	US$’000

At cost:

Buildings	11,089	11,089	1,762
Leasehold improvements	49,300	55,855	8,874
Computer and network equipment	255,010	388,162	61,674
Optical fibers	—	63,094	10,025
Office equipment	4,457	37,683	5,987
Motor vehicles	694	13,066	2,076

	320,550	568,949	90,398
Less: Accumulated depreciation	(142,653)	(201,526)	(32,020)

	177,897	367,423	58,378
Construction-in-progress	19,118	86,460	13,737

	197,015	453,883	72,115

Depreciation expense was RMB15,990,000, RMB19,673,000 and RMB58,873,000 (US$9,354,000) for the years ended December 31, 2009, 2010 and 2011, respectively, and were included in the following captions:

	For the year ended December 31,
	2009	2010	2011
	RMB’000	RMB’000	RMB’000	US$’000

Cost of revenue	10,539	11,863	41,271	6,558
Sales and marketing expenses	539	777	966	153
General and administrative expenses	2,416	2,071	2,034	323
Research and development expenses	2,496	4,962	14,602	2,320

	15,990	19,673	58,873	9,354

The Company accounted for certain computer and network equipment and fiber optic cables leases as capital leases as the lease contracts included bargain purchase options. The carrying amounts of the Company’s property and equipment held under capital leases at respective balance sheet dates were as follows:

	December 31,
	2010	2011
	RMB’000	RMB’000	US$’000

Computer and network equipment	80,578	80,578	12,803
Optical fibers	—	63,094	10,025

	80,578	143,672	22,828
Less: accumulated depreciation	(3,696)	(15,790)	(2,510)

	76,882	127,882	20,318

Depreciation of computer and network equipment and fiber optic cables under capital leases was RMB854,000, RMB3,413,000 and RMB12,094,000 (US$1,922,000), for the years ended December 31, 2009, 2010 and 2011, respectively.

21VIANET GROUP, INC.

Notes to the Consolidated Financial Statements

8.	Property and Equipment, Net (Continued)

The carrying amounts of computer and network equipment pledged by the Company to secure banking borrowings (Note 12) granted to the Company at respective balance sheet dates were as follows:

	December 31,
	2010	2011
	RMB’000	RMB’000	US$’000
Computer and network equipment	35,621	20,000	3,178

9.	Intangible Assets, Net

The following table presents the Company’s intangible assets as of the respective balance sheet dates:

	Purchased software	Purchased customer contracts	Contract backlog*	Customer relationship*	Licenses*	Supplier relationship*	Trade Name*	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Intangible assets, net
January 1, 2010	6,947	200	—	1,758	80	6,233	1,943	17,161
Additions	501	—	2,540	44,607	1,320	90,376	15,300	154,644
Disposal of SH Guotong’s Non-IDC Business	(14)	—	—	—	(72)	—	(1,915)	(2,001)
Disposals	(1,060)	—	—	—	—	—	—	(1,060)
Amortization expense	(2,458)	(200)	(635)	(4,962)	(30)	(3,090)	(283)	(11,658)

Intangible assets, net
December 31, 2010	3,916	—	1,905	41,403	1,298	93,519	15,045	157,086
Additions	1,020	—	910	8,410	100	22,020	—	32,460
Disposals	(3)	—	—	—	—	—	—	(3)
Amortization expense	(1,716)	—	(1,913)	(14,730)	(90)	(10,635)	(1,020)	(30,104)

Intangible assets, net
December 31, 2011	3,217	—	902	35,083	1,308	104,904	14,025	159,439

Intangible assets, net
December 31, 2011 (US$’000)	511	—	143	5,574	208	16,668	2,228	25,332

*	Acquired in the acquisition of SH Guotong , Managed Network Entities (Note 4(b)) and Gehua (Note 4(b))

21VIANET GROUP, INC.

Notes to the Consolidated Financial Statements

9.	Intangible Assets, Net (Continued)

Purchased customer contracts relate to the contracts entered into by the customers that have yet to be delivered, which was separately purchased from a third party and is estimated to have a useful life of 0.1 to 1.8 years. Customer relationship relates to the relationships that arose as a result of existing customer agreements acquired and its estimated fair value was derived from the estimated net cash flows that are expected to be generated from the expected renewal of these existing customer agreements after subtracting the estimated net cash flows from other contributory assets and is estimated to have a useful life of four to eight years. Supplier relationship relates to the relationship that arose as a result of existing bandwidth supply agreements with certain network operators and its estimated value was derived from the estimated net cash flows that are expected to be generated from the renewal of these existing supplier agreements after subtracting the estimated net cash flows from other contributory assets and is estimated to have a useful life of 8-10 years. Trade Name relates to the Chinese trade names of SH Guotong and Managed Network Entities, and is estimated to have a useful life of 15 to 20 years. As of December 31, 2011, the weighted average useful life of the Company’s intangible assets is 8.44 years.

The intangible assets, except for acquired customer relationships in the acquisition of Managed Network Entities which are amortized using an accelerated method of amortization, are amortized using the straight-line method, which is the Company’s best estimate of how these assets will be economically consumed over their respective estimated useful lives ranging from 0.1 to 20 years. Amortization expenses were approximately RMB6,198,000, RMB11,658,000 and RMB30,104,000 (US$4,783,000) for the years ended December 31, 2009, 2010 and 2011, respectively.

The annual estimated amortization expenses for the intangible assets for each of the next five years are as follows:

	2012	2013	2014	2015	2016
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Purchased software	1,567	1,090	251	216	91
Contract backlog	33	8	—	—	—
Customer relationship	10,418	7,863	6,120	4,796	3,727
Licenses	95	95	95	95	95
Supplier relationship	12,100	12,100	12,100	12,100	12,100
Trade name	1,020	1,020	1,020	1,020	1,020

	25,233	22,176	19,586	18,227	17,033

21VIANET GROUP, INC.

Notes to the Consolidated Financial Statements

10.	Goodwill

Goodwill is comprised of the following:

	December 31,
	2010	2011
	RMB’000	RMB’000	US$’000

Acquisition of SH Guotong	12,507	12,507	1,987
Acquisition of Managed Network Entities	157,664	157,664	25,050
Acquisition of Gehua	—	47,265	7,510

	170,171	217,436	34,547

As of December 31, 2010 and 2011, the Company assessed impairment on its goodwill derived from the acquisition of SH Guotong and Managed Network Entities. No impairment loss was recognized in any of the periods presented.

11.	Long-term Investment

Investment represents a 10% equity ownership in Telehouse Beijing Co., Ltd. (“BJ Tele”), an foreign investment company established in the PRC by aBitCool and a third party foreign company on August 22, 2007. BJ Tele is principally engaged in the business of manufacturing and rental of cabinets.

On September 30, 2011, the Company through its subsidiary, 21Vianet HK, made a cash investment of RMB8,200,000 (US$1,303,000) to purchase 10% equity interest of BJ Tele from aBitCool. There were no impairment indicators noted that is associated with the long-term investment as of December 31, 2011.

12.	Short Term Bank Borrowings

The short-term bank borrowings outstanding as of December 31, 2010 and 2011 bore a weighted average interest rate of 6.40% and 6.76% per annum, respectively, and were denominated in Renminbi. These borrowings were obtained from financial institutions and have terms of six months to one year. As of December 31, 2010 and 2011, unused short-term bank borrowings facilities amounted to RMB30,000,000 and RMB10,000,000 (US$1,589,000), respectively.

Bank borrowings as of December 31, 2010 and 2011 were secured/guaranteed by the following:

December 31, 2010

Bank borrowings	Secured/guaranteed by
(RMB’000)

10,000

Jointly guaranteed by (i) a third party guarantor, and (ii) the Company’s computer and network equipment with net book value of RMB15,377,000 (Note 8).

Mr. Chen Sheng, Director and CEO of the Company and Mr. Zhang Jun, COO of the Company, also provided guarantee to the third party guarantor for this bank borrowing.

10,000

Jointly guaranteed by (i) Mr. Chen Sheng, Director and CEO of the Company and Mr. Zhang Jun, COO of the Company, and (ii) the Company’s computer and network equipment with net book value of RMB20,244,000 (Note 8)

5,000	Guaranteed by Mr. Chen Sheng, Director and CEO of the Company

10,000	Guaranteed by Mr. Chen Sheng, Director and CEO of the Company and Mr. Zhang Jun, COO of the Company

35,000

21VIANET GROUP, INC.

Notes to the Consolidated Financial Statements

12.	Short Term Bank Borrowings (Continued)

December 31, 2011

Bank borrowings	Secured/guaranteed by
(RMB’000)

30,000

Jointly guaranteed by (i) a third party guarantor and (ii) the company’s computer and network equipment with net book value of RMB20,000,000 (Note 8).

Mr.Chen Sheng, Director and CEO of the company and Mr. Zhang Jun, COO of the company, also provided guarantee to the third party guarantor for this bank borrowing with an upper limit of RMB12,000,000.

30,000	Guaranteed by a third party guarantor.

30,000	Jointly guaranteed by Mr.Chen Sheng Director and CEO of the company and Mr. Zhang Jun, COO of the company

10,000	Unsecured loan

100,000

13.	Accrued Expenses and Other Payables

The components of accrued expenses and other payables are as follows:

	December 31,
	2010	2011
	RMB’000	RMB’000	US$’000

Payroll and welfare payable	10,698	20,486	3,255
Business and other taxes payable	10,873	58,640	9,317
Payables for office supplies and utilities	1,480	2,248	357
Payables for the purchase of property and equipment	847	33,273	5,286
Payables for the purchase of software	208	426	68
Accrued service fees	1,890	5,316	845
Others	4,966	3,937	625

	30,962	124,326	19,753

14.	Capital Lease Obligations

Certain computer and network equipment and fiber optic cables were acquired through capital leases entered into by the Company. Future minimum lease payments under non-cancellable capital lease arrangements are as follows:

	RMB’000	US$’000

2012	32,728	5,200
2013	28,014	4,451
2014	30,151	4,791
2015	24,785	3,938

Total minimum lease payments	115,678	18,380
Less: amount representing interest	(15,770)	(2,506)

Present value of remains minimum lease payments	99,908	15,874

Respective leases had weighted average interest rates of 8.03% and 7.56% for the years ended December 31, 2010 and 2011, respectively.

21VIANET GROUP, INC.

Notes to the Consolidated Financial Statements

15.	Deferred Government Grants

During the year ended December 31, 2010 and 2011, the Company received RMB5,400,000 and RMB1,000,000 (US$158,884), respectively, in government grants from the relevant PRC government authorities. The government grants received during the year ended December 31, 2010 is required to be used in construction of property and equipment. These grants are initially deferred and subsequently recognized in the statement of operations when the Company has complied with the conditions or performance obligations attached to the related government grants, if any, and the grants are no longer refundable. Grants that subsidize the construction cost of property and equipment are amortized over the life of the related assets as a reduction of the associated depreciation expense.

Movements of deferred government grants are as follows:

	For the year ended December 31,
	2010	2011
	RMB’000	RMB’000	US$’000

Balance at beginning of the year	—	5,400	858
Additions	5,400	1,000	159
Recognized in income as a reduction of depreciation expense	—	(581)	(92)

Balance at end of the year	5,400	5,819	925

21VIANET GROUP, INC.

Notes to the Consolidated Financial Statements

16.	Preferred Shares

Series A and Series B Preferred Shares

As discussed in Note 1, on October 31, 2010, as part of the reorganization, the Company issued an aggregate of 41,408,340 Series A contingently redeemable convertible preferred shares (“Series A Preferred Shares”) and 69,557,840 Series B contingently redeemable convertible preferred shares (“Series B Preferred Shares”), which the number of the shares issued was determined by applying the relative fair value of the IDC and Non-IDC Business of which the relative percentages are determined to be 85% and 15% respectively, to the outstanding number of preferred shares of aBitCool. The initial carrying values of the Company’s preferred shares were based on their estimated fair values on their issuance date. Given there was no change in each shareholder’s proportionate shareholdings and respective rights and obligations before and after the reorganization, the reorganization was deemed to lack substance and accounted for in a manner similar to a pooling-of interest. Accordingly, the accompanying consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented. Accordingly, the Company’s preferred shares are pushed back to all periods presented.

The details of the Series A1, A2, A3, B1 and B2 Preferred Shares are as follows:

(i)	30,411,130 Series A1 Preferred Shares to a group of third party investors, were also the original holders of the Series A1 contingently redeemable convertible preferred shares of aBitCool, at a stated issuance price of US$0.45 for no consideration.

(ii)	5,944,580 Series A2 Preferred Shares to a third party investor, were also the holders of the original Series A2 contingently redeemable convertible preferred shares of aBitCool, at a stated issuance price of US$0.77 for no consideration.

(iii)	5,052,630 Series A3 Preferred Shares to the holder of above Series A2 Preferred Shares, who is also the holder of the original Series A3 contingently redeemable convertible preferred shares of aBitCool at a stated issuance price of US$0.51 for no consideration.

(iv)	10,947,370 Series B1 Preferred Shares to certain holders of above Series A1 Preferred Shares, who are also the holders of the original Series B1 redeemable convertible preferred shares of aBitCool, at a stated issuance price of US$0.51 for no consideration.

(v)	58,610,470 Series B2 Preferred Shares to a group of third party investors, who are also the holders of the original Series B2 redeemable convertible preferred shares of aBitCool, at a stated issuance price of US$0.63 for no consideration.

The following key terms and conditions of the Series A and Series B Preferred Shares are identical to the original preferred share issues by aBitCool:

Voting

The holder of each class of Series A and Series B Preferred Share is entitled to voting rights equal to the ordinary shareholders on an as converted basis. Preferred shareholders are entitled to vote on any matter subject to ordinary shareholder voting.

21VIANET GROUP, INC.

Notes to the Consolidated Financial Statements

16.	Preferred Shares (Continued)

Dividends

The holders of the Series A and Series B Preferred Shares are entitled to receive dividends when and if declared by the Board of Directors on an as-converted basis prior to payment of any dividend with respect any ordinary shares of the Company. No dividends will be paid to ordinary shareholders of the Company, until a dividend (if declared) is paid in full to holders of the Series A and Series B Preferred Shares on an if-converted basis.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company (each a “Liquidation Event”), either voluntary or involuntary, or the occurrence of a Deemed Liquidation Event defined as (a) the sale, lease, other disposition of all or substantially all of the Company’s assets or the sale, exchange or transfer of a majority of the outstanding share capital of the Company, to an entity or a group of entities acting in concert; or (b) a merger, consolidation, amalgamation, recapitalization, reclassification, reorganization or similar business combination transaction involving the Company under circumstances in which the existing shareholders cease to retain a majority in voting power of the Company, distributions to the shareholders of the Company shall be made in the following manner:

(1)	In the event where the valuation of the Company is more than the sum of the stated issuance prices of the Series A1 Preferred Shares and all the Series B Preferred Shares:

(a)	the holders of Series B Preferred Shares shall be entitled to receive the amount equal to 100% of its stated issuance price plus all declared but unpaid dividends, prior and in preference to any distribution of any of the assets and funds of the Company to the holders of Series A Preferred Shares and ordinary shareholders of the Company;

(b)	After payment has been made to the holders of Series B Preferred Shares, the holders of Series A Preferred Shares shall be entitled to receive the amount equal to 100% of its stated issuance price plus all declared but unpaid dividends, prior and in preference to any distribution of any of the assets and funds of the Company to the ordinary shareholders of the Company;

(c)	After payment has been made to the holders of Series A and Series B Preferred Shares, all assets and funds of the Company that remain legally available for distribution shall be distributed pro rata among the ordinary shareholders and the holders of Series A and Series B Preferred Shares, on an as converted basis.

(2)	In the event where which the valuation of the Company is less than the sum of the stated issuance price of all the Series A1 and Series B Preferred Shares:

(a)	the holders of Series A and Series B Preferred Shares shall be entitled to receive, on parity with each other, an amount equal to 100% of its respective stated issuance price plus all declared but unpaid dividends and distribution, prior and in preference to any distribution of any of the assets and funds of the Company to the ordinary shareholders of the Company;

(b)	After payment has been made to the holders of Series A and Series B Preferred Shares, all assets and funds of the Company that remain legally available for distribution shall be distributed pro rata among the ordinary shareholders and the holders of Series A and Series B Preferred Shares, on an as converted basis.

21VIANET GROUP, INC.

Notes to the Consolidated Financial Statements

16.	Preferred Shares (Continued)

If the total consideration from a Liquidation Event results in a valuation of the Company of less than three times of the stated issuance price of the Series B2 Preferred Shares, the holders of Series A and Series B Preferred Shares and the ordinary shareholders shall receive such payment on a pro rata basis in proportion to the number of shares on an as-converted basis held by each such holder.

Redemption

At any time after December 1, 2012, the Series B Preferred Shares shall be redeemable at the option of each holder of the Series B Preferred Shares, at a redemption price equal to 120% of the stated issuance price, plus all declared but unpaid dividends, proportionally adjusted for any recapitalizations, share combinations, share dividends, share splits.

Conversion

Each class of Series A and Series B Preferred Share is convertible, at the option of the holder, at any time into an ordinary share as determined by the quotient of the stated issuance price and the then-effective conversion price. The initial conversion price and conversion ratio is the stated issuance price of each class of Series A and Series B Preferred Shares and one-for-one, respectively.

The above conversion prices are subject to adjustments in the event that the Company issues additional ordinary shares or additional deemed ordinary shares through options or convertible instruments for a consideration per share received by the Company (net of any selling concessions, discounts or commissions) less than the original Series A and Series B Preferred Shares conversion prices, as the case may be, in effect on the date of and immediately prior to such issue. In such event, the Series A and Series B conversion price is reduced, concurrently with such issue, to a price as adjusted according to an agreed-upon formula. The above conversion prices are also subject to adjustments on a proportional basis upon other dilution events.

Prior to the completion of a Qualified IPO, both Series A and Series B Preferred Shares will be automatically converted to ordinary shares at the respective then-effective conversion prices, upon the vote of the (i) holders of not less than 51% of all outstanding Series A Preferred Shares and (ii) holders of not less than 51% of all outstanding Series B Preferred Shares.

On October 31, 2010, in preparation for the Qualified IPO, the shareholders and Board of Directors of the Company approved certain resolutions which only become effective upon the closing of a Qualified IPO effecting certain amendments to the authorized and issued share capital of the Company (Note 1(b)(v)), whereby all Series A and Series B Preferred Shares will be automatically converted into Class B ordinary shares at the respective then-effective conversion prices immediately prior to the completion of a Qualified IPO.

Registration Rights

The Series A and Series B Preferred Shares also contain registration rights which: (1) allow the holders to demand the Company to file a registration statement covering the offer and sale of Series A and Series B Preferred Shares after a qualified IPO; (2) require the Company to offer preferred shareholders an opportunity to include in a registration if the Company proposes to file a registration statement for a public offering of other securities; (3) allow the preferred shareholders to request the Company to file a registration statement on Form F-3 when the Company is eligible to use Form F-3. The Company is required to use its best effort to effect the registration if requested by the Preferred Shares holders, but there is no requirement to pay any monetary or non-monetary consideration for non-performance.

21VIANET GROUP, INC.

Notes to the Consolidated Financial Statements

16.	Preferred Shares (Continued)

Series C Preferred Shares

On January 14, 2011, the Company issued an aggregate of 31,882,930 Series C1 Preferred Shares to certain holders of the Series A and Series B Preferred Shares, for total gross cash proceeds of US$30,000,020. On February 17, 2011, the Company issued an additional 5,313,820 Series C1 Preferred Shares to a third party investor, for gross cash proceeds of US$5,000,000.

Upon the issuance of the Series C1 Preferred Shares, the ranking of the Series A and Series B Preferred Shares to dividends and liquidation was modified such that the Series C1 Preferred Shares will rank senior to that of the Series A and Series B Preferred Shares. The redemption of the Series B Preferred Shares was also modified from December 1, 2012 to December 1, 2014 to be consistent with that of the Series C Preferred Shares while all other remaining key terms and conditions of the Series C1 Preferred Shares being identical to those of the Series A and Series B Preferred Shares.

Accounting for Series A, B and C Preferred Shares

The Series A Preferred Shares have been initially classified as mezzanine equity as these preferred shares are redeemable contingent upon the occurrence of a conditional event (i.e. Deemed Liquidation Event). The Series B and C1 Preferred Shares have been initially classified as mezzanine equity as these preferred shares may be redeemed at the option of the holders on or after an agreed upon date.

The initial carrying values of the Series A and Series B Preferred Shares were based on the estimated fair values at issuance date. The Company determined the estimated fair values of the preferred shares with the assistance of an independent third party valuation firm. The initial carrying values of the Series C1 Preferred Shares were based on the total consideration received.

The holders of Series A, Series B and Series C1 Preferred Shares have the ability to convert the instrument into the Company’s ordinary shares. The Company evaluated the embedded conversion option in these convertible preferred shares to determine if there were any embedded derivatives requiring bifurcation and to determine if there were any beneficial conversion features.

The conversion options and the contingent redemption options of Series A, Series B and Series C1 Preferred Shares do not qualify for bifurcation accounting because the underlying ordinary shares are not publicly traded nor are they readily convertible into cash. There are no other embedded derivatives that are required to be bifurcated.

Beneficial conversion features (“BCF”) exist when the conversion price of the preferred shares is lower than the fair value of the ordinary share at the commitment date. Since the preferred shares are convertible from inception but contains conversion terms that change upon the occurrence of a future event, the contingent beneficial conversion feature is measured at the commitment date but not recognized until the contingency is resolved. The Company determined the estimated fair value of the ordinary share with the assistance from an independent third party valuation firm.

On October 31, 2010, the commitment date, the effective conversion price, which is the estimated fair value per preferred share at issuance date, used to measure the BCF for Series A1, Series A2, Series A3, Series B1 and Series B2 Preferred share were US$1.28, US$1.31, US$1.28, US$1.34 and US$1.37, respectively. No BCF was recognized as the estimated fair value per ordinary share at the commitment date was US$1.24, which was less than the respective effective conversion prices.

No accretion is recorded for the Series B Preferred Shares as their respective initial carrying values recorded are greater than the redemption price of Series B1 and Series B2 Preferred Shares of US$0.61 and US$0.76, respectively.

21VIANET GROUP, INC.

Notes to the Consolidated Financial Statements

16.	Preferred Shares (Continued)

The effective conversion price used to measure the BCF for Series C1 Preferred Shares on the commitment dates of January 14, 2011 and February 17, 2011 was US$0.94. The Company recorded a BCF of US$9,662,441 and US$2,051,453 for the Series C1 Preferred Shares as the fair values per ordinary share on the commitment dates, were US$1.24 and US$1.33, respectively. The discount from recording such BCF was immediately accreted in full as the earliest conversion date is also the issuance date and was treated as a return to the Series C1 Preferred Shareholders.

Upon the Company’s IPO on April 21, 2011, all Series A, Series B and Series C1 Preferred Shares are automatically converted into Class B ordinary shares.

21VIANET GROUP, INC.

Notes to the Consolidated Financial Statements

16.	Preferred Shares (Continued)

The movements in the carrying value of the Company’s Series A, Series B and Series C1 Preferred Shares are summarized as follows:

	Series A	Series B	Series C1	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Balance as of January 1, 2011	355,680	635,430	—	991,110
Issuance of Series C1 Preferred Shares	—	—	230,220	230,220
BCF recognized	—	—	(77,170)	(77,170)
Accretion	—	—	77,170	77,170
Converted into Class B ordinary shares upon IPO	(355,680)	(635,430)	(230,220)	1,221,330

Balance as of December 31, 2011	—	—	—	—

Balance as of December 31, 2011 (US$’000)	—	—	—	—

17.	Treasury Stock

As of December 31, 2011 and for the year then ended, the Company has repurchased 3,022,532 ADSs under the Share Repurchase Plan for a total consideration of approximately US$29,918,000. In December 2011, 350,000 ADS were issued to the Seller of Managed Network Entities as part of the stock consideration owed to purchase the remaining 49% equity interest of Managed Network Entities.

18.	Statutory Reserves

Under PRC law, the PRC subsidiaries of the Company are required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund. The entities are required to allocate at least 10% of their after tax profits on an individual company basis as determined under PRC GAAP to the general reserve and have the right to discontinue allocations to the general reserve if such reserve has reached 50% of registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the Board of Directors of the entity. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances, or cash dividends.

As of December 31, 2010 and 2011, the Company’s PRC Subsidiaries had appropriated RMB14,143,000 and RMB15,837,000 (US$2,516,000), respectively, in its statutory reserves.

19.	Mainland China Employee Contribution Plan

As stipulated by the regulations of the PRC, full-time employees of the Company in the PRC participate in a government-mandated multiemployer defined contribution plan organized by municipal and provincial governments. Under the plan, certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Company is required to make contributions to the plan based on certain percentages of employees’ salaries. The total expenses for the plan were RMB6,246,000, RMB9,743,000 and RMB17,499,000 (US$2,780,000), respectively, for the years ended December 31, 2009, 2010 and 2011.

20.	Share Based Compensation

In order to provide additional incentives to employees and to promote the success of the Company’s business, the Company adopted a share incentive plan in 2010 (the “2010 Plan”). Under the 2010 Plan, the Company may grant options to its employees, directors and consultants to purchase an aggregate of no more than 38,307,310 ordinary shares of the Company. The 2010 Plan was approved by the Board of Directors and shareholders of the Company on July 16, 2010. The maximum aggregate number of ordinary shares to be issued under 2010 Plan was subsequently amended to 36,585,630, as approved by the Board of Directors and shareholders of the Company on January 14, 2011.

21VIANET GROUP, INC.

Notes to the Consolidated Financial Statements

20.	Share Based Compensation (Continued)

The 2010 Plan will be administered by the Board of Director or the Compensation Committee of the Board as set forth in the 2010 Plan (the “Plan Administrator”). All options to be granted under the 2010 Plan have a contractual term of ten years and generally vest over 3 to 4 years in the grantee’s option agreement. On July 16, 2010, the Company granted 24,078,670 options to employees at exercise price of US$0.15 which had a vesting commencement date of either: (i) July 1, 2008 for employees who joined the Company prior to this date or (ii) the grant date for employees who joined the Company after July 1, 2008. For the options with vesting commencement dates that preceded the grant date, compensation cost related to share options that were vested upon grant date was recognized immediately on the grant date. The compensation cost related to remaining unvested share options shall be recognized over the remaining requisite service period. As of December 31, 2011, options to purchase 18,180,898 of ordinary shares were outstanding and options to purchase 8,178,292 ordinary shares were available for future grant under the 2010 Plan.

The following table summarized the Company’s employee share option activity under the 2010 Plan:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		(US$)	(Years)	(US$’000)
Outstanding, January 1, 2011	24,078,670	0.15
Granted	4,761,704	0.53
Exercised	(10,226,440)	0.15
Forfeited	(433,036)	0.39

Outstanding, December 31, 2011	18,180,898	0.24	7.2	23,425

Vested and expected to vest at December 31, 2011	18,180,898	0.24	7.2	23,425

Exercisable as of December 31, 2011	9,561,294	0.17	6.7	12,995

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the estimated fair value of the underlying stock at each reporting date, for those awards that have an exercise price below the estimated fair value of the Company’s shares. As of December 31, 2010 and 2011, the Company has options outstanding to purchase an aggregate of 24,078,670 shares and 18,180,898 shares with an exercise price below the estimated fair value of the Company’s shares, resulting in an aggregate intrinsic value of RMB172,267,000 (US$26,101,000) and RMB147,435,000 (US$23,425,000), respectively.

For share options granted before September 30, 2011, the fair value of each share option grant was estimated on the date of grant using the Black-Scholes option pricing model. For share options granted after September 30, 2011, the fair value of each award is estimated on the date of grant using a binomial-lattice option valuation model. The binomial-lattice model considers characteristics of fair value option pricing that are not available under the Black-Scholes. Similar to the Black-Scholes model, the binomial-lattice model takes into account variables such as volatility, dividend yield, and risk-free interest rate. However, in addition, the binomial-lattice model considers the contractual term of the option, the probability that the option will be exercised prior to the end of its contractual life, and the probability of termination or retirement of the option holder in computing the value of the option. For these reasons, the Company believes that the binomial-lattice model provides a fair value for its share based compensation plans that are more representative of actual experience and future expected experience that the value calculated in previous years using the Black-Scholes model.

21VIANET GROUP, INC.

Notes to the Consolidated Financial Statements

20.	Share Based Compensation (Continued)

The Company calculated the estimated fair value of the share options on the grant date using the Black-Scholes Option valuation or model Binomial-Lattice model for 2010 and 2011, respectively, with the following assumptions:

	Granted in 2010		Granted in 2011		Granted in 2011
			Before September 30, 2011		After September 30, 2011

Risk-free interest rates		1.41%-2.35%		1.03%-3.36%		1.03%-3.36%
Expected life (years)		0.71-4.04 years		0.08-7.75 years		Not applicable
Sub optimal early exercise factor		Not applicable		Not applicable		2.2
Expected volatility		40.14%-67.24%		24.25%-76%		69.17%
Expected dividend yield		0%		0%		0%
Fair value of share option	US$	0.83	US$	1.20-US$2.06	US$	1.02-US$1.03

The aggregate fair value of the outstanding options at the grant date was determined to be RMB112,032,000 and such amount shall be recognized as compensation expenses using the straight-line method for all employee share options granted with graded vesting. The weighted-average grant-date fair value of options granted during the years ended December 31, 2010 and 2011 is US$0.15 and US$1.54, respectively. The total fair value of shares vested during the years ended December 31, 2010 and 2011 is US$26,842,000 and US$9,804,000, respectively.

As of December 31, 2010 and 2011, there was RMB50,900,000 and RMB58,357,000, of total unrecognized share-based compensation cost, net of estimated forfeitures, related to unvested options which is expected to be recognized over a weighted-average period of 1.8 years and 1.23 years, respectively. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.

A total compensation expense relating to options granted to employees recognized for the years ended December 31, 2009 (none), 2010 and 2011 is as follows:

	For the year ended December 31,
	2010	2011
	RMB’000	RMB’000	US$’000

Cost of revenues	4,645	2,157	343
Sales and marketing expenses	11,884	5,763	916
General and administration expenses	48,899	31,420	4,992
Research and development expenses	6,416	2,619	416

	71,844	41,959	6,667

21VIANET GROUP, INC.

Notes to the Consolidated Financial Statements

20.	Share Based Compensation (Continued)

(b)	Fully vested ordinary shares to the CEO of the Company

On December 31, 2010, in recognition of his past service contributions, the Company issued 24,826,090 fully vested ordinary shares to Sunrise Corporate Holding Ltd. (“Sunrise”), a company owned by Mr. Chen Sheng, the chief executive officer of the Company, for cash consideration equal to their per share par value of US$0.00001. Accordingly, the Company recorded share-based compensation expense on the date of issuance of these shares to Sunrise equal to the estimated fair-value of the ordinary shares at the measurement date which was determined to be RMB206,037,000 (US$31,217,000) or US$1.234 per ordinary share, which was recorded in general and administrative expenses.

Although neither Sunrise nor the Company’s chief executive officer has any contractual obligation to do so, Sunrise may at its sole discretion, at a future date, transfer a portion of these shares to existing employees of the Company and former employees of the Company’s Non-IDC Business that was discontinued and disposed of by the Company. Any share-based shareholder contribution, if and when made by the Company’s chief executive officer through Sunrise for the benefit of the Company, would be required to be pushed down and recognized as share-based compensation expense within the Company’s results of operations in accordance to ASC 718, which would be derived by determining the estimated fair value of the ordinary share award on the transfer date. As of December 31, 2011, Sunrise did not transfer any of these shares to existing employees of the Company and former employees of the Company’s Non-IDC Business that was previously discontinued and disposed of by the Company.

21.	Taxation

Enterprise income tax

Cayman Islands

The Company is a tax-exempt company incorporated in the Cayman Islands and conducts substantially all of its business through its PRC subsidiary and its VIE and its subsidiaries located in the PRC.

Hong Kong

21Vianet HK is incorporated in Hong Kong and is subject to Hong Kong profits tax rate of 16.5% for the years ended December 31, 2009, 2010 and 2011. No provision for Hong Kong profits tax has been made in the consolidated financial statements as it had no assessable profits in the years ended December 31, 2009, 2010 and 2011.

21VIANET GROUP, INC.

Notes to the Consolidated Financial Statements

21.	Taxation (Continued)

The PRC

21Vianet China, 21Vianet Technology, 21Vianet Beijing, Shanghai Wantong, Xi’an Sub, SH Guotong and GZ Juliang are registered in the PRC and subject to PRC enterprise income tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws.

On March 16, 2007, the National People’s Congress enacted the Enterprise Income Tax Law (“the New EIT Law”), effective on January 1, 2008. The New EIT Law unified the previously-existing separate income tax laws for domestic enterprises and foreign invested enterprises (“FIEs”) and adopted a unified 25% enterprise income tax rate applicable to all resident enterprises in China, except for certain entities eligible for preferential tax rates and grandfather rules stipulated by the New EIT Law.

In April 2009, 21Vianet Beijing received an approval for the grandfathering of the 6-year tax holiday which effectively commenced from January 1, 2006 and allows the Company to utilize a three-year 100% exemption followed by a three-year half-reduced EIT rate. As a result, 21Vianet Beijing has been allowed to use a half-reduced EIT rate for 2009, 2010 and 2011. In December 2008, 21Vianet Beijing also received an approval as a High and New Technology Enterprises (“HNTE”) and is eligible for a 15% preferential tax rate effective from 2008 to 2010 and thereafter for an additional 3 years if it is able to satisfy the technical and administrative requirements in these 3 years. The Company’s HNTE certificate expired as of December 31, 2010 and the Company obtained the renewed certificate in September 2011. In accordance with the PRC Income Tax Laws, an enterprise awarded with the HNTE status may enjoy a reduced EIT rate of 15%. In the event that the Company is already benefiting from any of the various provisions of the transitional preferential enterprise income tax policies (e.g. tax holiday), whereby the New EIT Law and the implementing regulations overlap, an enterprise may choose the most advantageous policy to apply its sole and absolute discretion. For the years ended December 31, 2009, 2010, and 2011, 21Vianet Beijing chose to apply the tax holiday.

In April 2011, Xi’an Sub, a subsidiary located in Shanxi Province, obtained a written approval from the Shanxi Tax Bureau for a preferential tax rate of 15%. The preferential tax rate is awarded for companies that have operations in certain industries and meet the criteria of the Preferential Tax Policies for Development of the West Regions. The entity’s qualification will need to be assessed on an annual basis.

The Company’s other PRC subsidiaries were subject to EIT at a rate of 25% for the years ended December 31, 2009, 2010 and 2011.

Under the New EIT Law, dividends paid by PRC enterprises out of profits earned post-2007 to non-PRC tax resident investors are subject to PRC withholding tax of 10%. A lower withholding tax rate may be applied based on applicable tax treaty with certain countries.

The New EIT Law also provides that enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC are considered PRC tax resident enterprises and subject to PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. As of December 31, 2011, no detailed interpretation or guidance has been issued to define “place of effective management”. Furthermore, as of December 31, 2011, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. If the Company is deemed as a PRC tax resident, it would be subject to PRC tax under the New CIT Law. The Company will continue to monitor changes in the interpretation or guidance of this law.

21VIANET GROUP, INC.

Notes to the Consolidated Financial Statements

21.	Taxation (Continued)

Profit (loss) from continuing operations before income taxes consists of:

	For the year ended December 31,
	2009	2010	2011
	RMB’000	RMB’000	RMB’000	US$’000

Non-PRC	(2,422)	(282,527)	(4,912)	(780)
PRC	29,543	49,400	64,528	10,252

	27,121	(233,127)	59,616	9,472

The income tax benefit (expense) comprises:

	For the year ended December 31,
	2009	2010	2011
	RMB’000	RMB’000	RMB’000	US$’000

Current	29,327	(10,581)	(32,169)	(5,111)
Deferred	3,533	8,993	18,492	2,938

	32,860	(1,588)	(13,677)	(2,173)

21VIANET GROUP, INC.

Notes to the Consolidated Financial Statements

21.	Taxation (Continued)

The reconciliation of tax computed by applying the statutory income tax rate of 25% for the year ended December 31, 2009, 2010 and 2011 applicable to the PRC operations to income tax expense is as follows:

	For the year ended December 31,
	2009	2010	2011
	RMB’000	RMB’000	RMB’000	US$’000

Profit (loss) from continuing operations before income taxes	27,121	(233,127)	59,616	9,472

Income tax (expense) benefit computed at applicable tax rates (25%)	(6,780)	58,282	(14,904)	(2,368)
Non-deductible expenses	(1,081)	(777)	(2,161)	(344)
Taxable income	—	(11,245)	(1,178)	(187)
Research and development expenses	—	533	2,982	474
Effect of tax holidays	9,480	3,621	1,198	190

Current and deferred tax rate differences	(780)	553	1,331	212
International rate differences	(484)	(70,503)	(1,020)	(162)
Outside basis difference	2,091	613	—	—
Unrecognized tax benefits	28,793	(364)	(856)	(136)
Deferred tax expense	(5,244)	(105)	—	—
Change in valuation allowance	523	17,804	(32)	(5)
Prior year tax incentive	6,342	—	—	—
Prior year provision to return true up	—	—	963	153

Income tax (expense) benefit	32,860	(1,588)	(13,677)	(2,173)

The benefit of the tax holiday per basic earnings per share is as follows:

	For the year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$

Basic	0.13	0.05	0.005	0.001

Diluted	0.05	0.05	0.004	0.001

21VIANET GROUP, INC.

Notes to the Consolidated Financial Statements

21.	Taxation (Continued)

Deferred Tax

The significant components of deferred taxes are as follows:

	December 31,
	2010	2011
	RMB’000	RMB’000	US$’000

Deferred tax assets
Current
Allowance for doubtful accounts	307	314	50
Accrued salary and welfare	1,257	2,407	382
Accrued expenses	503	512	81
Contingent consideration payables-current	—	1,727	274
Valuation allowance	(12)	(88)	(13)

Net current deferred tax assets	2,055	4,872	774

Non-current
Tax losses	5,911	5,333	847
Property and equipment	3,336	4,824	766
Deferred government grant	999	1,281	204
Contingent consideration payables-non current	1,673	5,866	932
Others	37	23	4
Valuation allowance	(4,598)	(4,554)	(724)

Net non-current deferred tax assets	7,358	12,773	2,029

Total deferred tax assets	9,413	17,645	2,803

Deferred tax liabilities
Non-current
Intangible assets	37,949	39,682	6,305

Total deferred tax liabilities	37,949	39,682	6,305

21VIANET GROUP, INC.

Notes to the Consolidated Financial Statements

21.	Taxation (Continued)

Deferred Tax (Continued)

As of December 31, 2010 and 2011, the Company has net tax operating losses from its PRC subsidiaries and its Consolidated VIE, as per filed tax returns, of RMB23,131,000 and RMB19,987,000 (US$3,176,000), respectively, which will expire between 2013 to 2017.

ASC740 requires the Company to consider deferred taxes on the book-tax differences of investments in subsidiaries on an entity-by-entity basis; however, ASC740-30 provides an exception for foreign subsidiaries if sufficient evidence shows that the subsidiary has invested or will invest the undistributed earnings indefinitely or that the earnings will be remitted in a tax-free liquidation. In 2008 and 2009, 21Vianet Technology, the PRC consolidated VIE of 21Vianet China, which is also a PRC entity, cannot apply such exemption, and therefore the Company recorded the outside basis taxes on its undistributed earnings correspondingly.

Pursuant to the supplementary agreements entered in September 2010 (Note 1(c)) the Company became the primary beneficiary of 21Vianet Technology. As management is asserting permanent reinvestment of the Company’s foreign subsidiaries, the deferred tax liability related to outside basis difference was reversed.

As of December 31, 2011, the Company intends to permanently reinvest the undistributed earnings from other foreign subsidiaries to fund future operations. The amount of unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries is not determined because such a determination is not practicable.

Unrecognized tax benefits

As of December 31, 2010 and 2011, the Company recorded unrecognized tax benefits of RMB5,575,000 and RMB26,801,000 (US$4,258,000). The unrecognized tax benefits and its interest are primarily related to the application of a reduced income tax rate not yet approved and unqualified deemed profit tax filing method. 21Vianet HK’s unrecognized tax benefits of RMB 88,656 as of December 31, 2011, if recognized, will not impact the effective tax rate as a full valuation allowance would otherwise be recorded against the related deferred tax asset. All of other uncertain tax benefits, if ultimately recognized, will impact the effective tax rate. It is possible that the amount of uncertain tax positions will change in the next 12 months, however, an estimate of the range of the possible outcomes cannot be made at this time.

A roll-forward of unrecognized tax benefits is as follows:

	For the year ended December 31,
	2010	2011
	RMB’000	RMB’000	US$’000

Balance at beginning of year	945	5,035	800
Additions based on tax positions related to prior years	182	—	—
Additions based on tax positions related to the current year	3,908	20,368	3,236

Balance at end of year	5,035	25,403	4,036

In the years ended December 31, 2010 and 2011, the Company recorded interest expense of RMB540,000 and RMB1,398,000, respectively. As of December 31, 2011, the tax years ended December 31, 2008 through 2011 for the PRC Subsidiaries remain open for statutory examination by the PRC tax authorities.

21VIANET GROUP, INC.

Notes to the Consolidated Financial Statements

22.	Discontinued Operations

As discussed in Note 1, on March 31, 2010, the Non-IDC Business was disposed. Accordingly, pursuant to ASC 205-20 “Discontinued Operations,” the Non-IDC Business has been accounted for as a discontinued operation whereby the results of operations of this business have been eliminated from the results of continuing operations and reported in discontinued operations for all periods presented. The results of the discontinued operations are determined by using a combination of specific identification of revenues and certain costs as well as a reasonable allocation of the remaining costs using applicable cost drivers where specific identification is not determinable.

	For the year ended December 31,
	2009	2010	2011
	RMB’000	RMB’000	RMB’000	US$’000

Net Revenue	11,009	3,726	—	—
Cost of revenue	(21,422)	(3,846)	—	—

Gross profit (loss)	(10,413)	(120)	—	—

Operating expenses:
Sales and marketing expenses	(11,174)	(4,032)	—	—
General and administrative expenses	(33,186)	(8,167)	—	—
Research and development expenses	(13,787)	(3,046)	—	—

Loss before income tax expenses	(68,560)	(15,365)	—	—

Income tax benefit	4,650	2,413	—	—

Loss from discontinued operations	(63,910)	(12,952)	—	—

Although the Non-IDC Business has been disposed on March 31, 2010, the invoicing of certain Non-IDC agreements continue to be performed by 21Vianet Beijing and 21Vianet Technology in return for a percentage of the revenue billed. Such service fee has been classified as other income in the consolidated statements of operations subsequent to March 31, 2010, with insignificant amount for the period after the disposal date through to December 31, 2010 and for the year ended December 31, 2011. These expected continuing cash flows are expected to cease within one year as agreements are usually entered into and renewed annually, upon such time new agreements will be entered into directly by SH Guotong and GZ Juliang. Although the expected continuing indirect cash flows are as a result of the cash flows of the disposed component, such continuing cash flows are not considered significant and hence, the Non-IDC Business qualifies for classification as discontinued operations.

The net assets of the non-IDC Business are not classified as held for sale as the criteria required for the held for sale classification is not met.

21VIANET GROUP, INC.

Notes to the Consolidated Financial Statements

23.	Related Party Transactions

a)	Related parties

Name of related parties	Relationship with the Company
aBitCool Inc. (“aBitCool”)	A company owned by the same group of the Company’s Class B ordinary shareholders
21Vianet Xian Technology Limited (“Xian Tech”)	A company controlled by aBitCool
21Vianet Beijing Intelligence Energy System Technology Co., Ltd. (“21V BJ”)*	A company controlled by aBitCool
Beijing Wanwei Huoju Network Technology Co., Ltd. (“BJ Wanwei”)*	A company controlled by aBitCool
Beijing Huo Ju Lian He Network Service Co., Ltd. (“Huo Ju Lian He”)*	A company controlled by aBitCool
CloudEx Beijing Science & Technology Co., Ltd. (“CE BJ”)	A company controlled by aBitCool
Beijing CloudEX Software Service Co., Ltd. (“CE Soft BJ”)	A company controlled by aBitCool
Qingdao 21Vianet Information Technology Co., Ltd. (“21V QD”)*	A company controlled by aBitCool
Ningbo 21Vianet Information Technology Co., Ltd. (“21V NB”)*	A company controlled by aBitCool
Foshan 21Vianet Intelligence Technology Co., Ltd. (“21V FS”)*	A company controlled by aBitCool
Tianjin Yunlifang Technology Co., Ltd. (“ Tianjin Yunlifang)*	A company controlled by aBitCool
SH Guotong	A company controlled by aBitCool.
Zhi Hui Neng Yuan	A company controlled by aBitCool.
Zhi Hui Ke Ji	A company controlled by aBitCool.
Sunrise Corporation Holding Ltd. (“Sunrise”)	A company owned by Mr. Chen Sheng, the CEO of the Company
Mr. Chen Sheng (“Chen Sheng”)	Director of the Company and CEO of the Company
Mr. Zhang Jun (“Zhang Jun”)	COO of the Company
Mr. Hsiao Shang-Wen (“Hsiao Shang-Wen”)	President and CFO of the Company
Mr. Xiao Feng (“Xiao Feng”)	Vice President of hosting services of the Company
Mr. Lai Ningning (“Lai Ningning”)	Vice President of network services of the Company
Mr. Wang Yanguo (“Wang Yanguo”)	Purchase Director of the Company
Mr. Lin Xiaodong (“Lin Xiaodong”)	General Manager of network services of the Company
Ms. Li Heyang (“Li Heyang”)	Financial Controller of the Company
Ms. Li Mei (“Li Mei”)	HR Director of the Company
Mr. Cheng Ran (“Cheng Ran”)	Key management of the Company who is also the seller of the Managed Network Entities
Ms. Gao Hong (“Gao Hong”)	Spouse of Mr. Cheng Ran
Shi Dai Tong Lian	A company controlled by Mr. Cheng Ran
Concept Network Limited (“Concept Network”)	A Company owned by Mr.Cheng Ran
Tianjin GuanBang Network Technology Co., Ltd. (“Tianjin GuanBang”)	Seller of Gehua
Nanjing Chiguan Technology Development Co., Ltd (“Nanjing Chiguan”)	A company owned by Tianjin GuanBang

*	These companies were sold out by aBitCool in 2011 to third parties, so the balances with these companies were no longer classified as “amounts due from related parties” as of December 31, 2011.

21VIANET GROUP, INC.

Notes to the Consolidated Financial Statements

23.	Related Party Transactions (Continued)

b)	The Company had the following related party transactions for the years ended December 31, 2009, 2010 and 2011:

	For the year ended December 31,
	2009	2010	2011
	RMB’000	RMB’000	RMB’000	US$’000
Legal disposal of SH Guotong to nominee shareholders of aBitCool (Note 1)
- Chen Sheng	48,272	—	—	—
- Zhang Jun	20,688	—	—	—
Rental of office to
- VEE	335	51	—	—
- BJ Wanwei	—	60	—	—
Service provided to
- SH Guotong	—	11,322	8,181	1,300
- GZ Juliang	—	1,173	268	43
- BJ Wanwei	—	1,006	—	—
- 21V BJ	—	5	3	1
- 21V FS	—	4	39	6
- Huo Ju Lian He	—	896	—	—
- CE BJ	—	541	854	136
- CE Soft BJ	—	2	90	14
- VEE	40	1,061	303	48
- Tianjin Yunlifang	—	—	93	15
Service provided by
- SH Guotong	—	2,905	2,554	406
- 21V NB	—	149	—	—
- Xian Tech	—	—	8,836	1,404
Rental of equipment from
- Xian Tech	3,990	13,178	897	143
- 21V NB	—	—	442	70
Purchase of equipment from
- Xian Tech	—	27,633	39,896	6,339
Sales of property and equipment to
- BJ Wanwei	—	4,526	—	—
- CE Soft BJ	—	1,518	—	—
- CE BJ	—	4,396	—	—
Sales of intangible assets to
- CE Soft BJ	—	466	—	—
- CE BJ	—	428	—	—
- 21V QD	—	23	—	—
Issuance of ordinary shares for Chen Sheng’s past services
- Sunrise (Note 20(b))	—	206,037	—	—
Purchase 10% equity interests of BJ Tele from aBitCool Inc. (Note 11)	—	—	8,200	1,303
Purchase 99.95% equity interests of Shanghai Cloud from Zhi Hui Ke Ji (Note 4 (a))	—	—	18,191	2,891
Purchase 0.05% equity interests of Shanghai Cloud from Zhi Hui Neng Yuan (Note 4 (a))	—	—	9	1
Purchase 100% equity interests of Shenzhen Cloud from Zhi Hui Ke Ji (Note 4 (a))	—	—	7,900	1,255

21VIANET GROUP, INC.

Notes to the Consolidated Financial Statements

23.	Related Party Transactions (Continued)

c)	The Company had the following related party balances for the years ended December 31, 2010 and 2011:

	December 31,
	2010	2011
	RMB’000	RMB’000	US$’000
Amount due from related parties
- SH Guotong	1,823	92	15
- GZ Juliang	1,072	—	—
- VEE	678	—	—
- 21V BJ	1,104	—	—
- Huo Ju Lian He	541	—	—
- CE BJ	4,798	2	—
- CE Soft BJ	1,970	9	1
- BJ Wanwei	1,454	—	—
- 21V QD	23	—	—
- Nanjing Chiguan	—	2,480	394
- Chen Sheng*	—	4,053	644
- Zhang Jun*	—	12,483	1,982
- Hsiao Shang-Wen*	—	1,452	231
- Xiao Feng*	—	8,269	1,314
- Lai Ningning*	—	8,269	1,314
- Wang Yanguo*	—	2,087	332
- Lin Xiaodong*	—	1,937	308
- Li Heyang*	—	401	64
- Li Mei*	—	109	17

	13,463	41,643	6,616

Amount due to related parties
Current:
- Tianjin Guanbang	—	21,209	3,370
- Concept Network	—	43,656	6,936
- Shi Dai Tong Lian	25,000	25,069	3,983
- Xian Tech	28,488	6,684	1,062
- 21V NB	49	—	—
- 21V FS	21	—	—
- Cheng Ran	101	—	—
- Gao Hong	20	—	—

	53,679	96,618	15,351

Non-current:

- Concept Network	126,331	84,277	13,390
- Tianjin Guanbang	—	40,216	6,390

	126,331	124,493	19,780

*	Collectively “the Nine Executives”

All balances with the related parties as of December 31, 2010 and 2011 were unsecured, interest-free and have no fixed terms of repayment.

21VIANET GROUP, INC.

Notes to the Consolidated Financial Statements

23.	Related Party Transactions (Continued)

The amount due to Shi Dai Tong Lian , Concept Network and Tianjin Guanbang as of December 31, 2011 relates to the remaining contingent purchase consideration payable for the acquisition of Managed Network Entities and Gehua, respectively. (Note 4(b))

As disclosed in Note 12, Mr. Chen Sheng and Mr. Zhang Jun provided guarantees to banks and third party who in turn granted guarantee to the banks for the Company’s short-term bank borrowings.

The amount due from the Nine Executives as of December 31, 2011 relates to the unsettled withholding individual income taxes which were subsequently repaid and fully settled by the Nine Executives in April 2012.

24.	Restricted Net Assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s PRC subsidiaries.

In accordance with the PRC Regulations on Enterprises with Foreign Investment and the articles of association of the Company’s PRC subsidiaries, a foreign-invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign-invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. 21Vianet China was established as foreign-invested enterprise and, therefore, is subject to the above mandated restrictions on distributable profits.

As a result of these PRC laws and regulations subject to the limit discussed above that require annual appropriations of 10% of after-tax income to be set aside, prior to payment of dividends as general reserve fund, the Company’s PRC Subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company.

Amounts restricted include paid-in capital and statutory reserve funds of the Company’s PRC subsidiaries and the equity of the Consolidated VIE, as determined pursuant to PRC generally accepted accounting principles, totaling an aggregate of RMB820,460,000 (US$130,358,000) as of December 31, 2011. The Company does not have any retained earnings that are free from restriction.

21VIANET GROUP, INC.

Notes to the Consolidated Financial Statements

25.	Earnings (Loss) Per Share

Basic and diluted earnings (loss) per share for each of the periods presented are calculated as follows:

	For the year ended December 31,
	2009	2010	2011
	RMB’000	RMB’000	RMB’000	US$’000
Numerator:
Net profit (loss) from continuing operations	59,981	(234,715)	45,939	7,299
Less: net profit attributable to non-controlling interest	(1,990)	(7,722)	(27,495)	(4,369)

Net profit (loss) from continuing operations attributable to ordinary shareholders	57,991	(242,437)	18,444	2,930
Loss from discontinued operations	(63,910)	(12,952)	—	—

Net loss attributable to ordinary shareholders	(5,919)	(255,389)	18,444	2,930

Denominator:
Weighted-average number of shares outstanding - basic	71,526,320	71,526,320	259,595,677	259,595,677
Dilutive effect of preferred shares	110,966,180	110,966,180	57,211,984	57,211,984

Weighted-average number of shares outstanding - diluted	182,492,500	182,492,500	316,807,661	316,807,661

Earnings (loss) per share - Basic:
Net profit (loss) from continuing operations	0.81	(3.39)	0.07	0.01
Loss from discontinued operations	(0.89)	(0.18)	—	—

	(0.08)	(3.57)	0.07	0.01

Earnings (loss) per share - Diluted:
Net profit (loss) from continuing operations	0.32	(3.39)	0.06	0.01
Loss from discontinued operations	(0.35)	(0.18)	—	—

	(0.03)	(3.57)	0.06	0.01

21VIANET GROUP, INC.

Notes to the Consolidated Financial Statements

25.	Earnings (Loss) Per Share (Continued)

On March 31, 2011, the Company’s shareholders approved and executed a ten-for-one split of the Company’s ordinary shares and preferred shares. Each ordinary share and preferred share of the Company is subdivided into 10 shares at a par value of US$0.00001. All shares and per share amounts presented in the accompanying consolidated financial statements have been revised on a retroactive basis to give effect to the share split. The par value per ordinary share and preferred share has been retroactively revised as if it had been adjusted in proportion to the ten-for-one share split.

During 2011, the Company issued 8,207,178 ordinary shares to its share depositary bank which will be used to settle stock option awards upon their exercise. No consideration was received by the Company for this issuance of ordinary shares. These ordinary shares are legally issued and outstanding but are treated as escrowed shares for accounting purposes and therefore, have been excluded from the computation of earnings per share. Any ordinary shares not used in the settlement of stock option awards will be returned to the Company.

Contingently issuable shares related to the portion of contingent consideration for the acquisitions of Managed Network Entities and Gehua in the form of shares that are based on targets that have been fixed (see Note 4(b)) are included in the computation of basic earnings per share as the Company does not expect any circumstances under which these shares would not be issued.

26.	Share Capital

On October 31, 2010, the same date of the Re-organization, the shareholders and Board of Directors of the Company approved certain resolutions which became effective upon the closing of the Company’s Qualified IPO as follows:

(1)	The ordinary share capital of the Company will be divided into (i) 300,000,000 Class A Ordinary Shares with a par value of US$0.00001 each (the “Class A Ordinary Shares”), (ii) 300,000,000 Class B Ordinary Shares with a par value of US$0.00001 each (the “Class B Ordinary Shares”). In March 2011, the number of authorized Class A Ordinary Shares increased from 300,000,000 to 470,000,000;

(2)	Holders of Class A Ordinary Shares and Class B Ordinary Shares are entitled to the same rights except for voting and conversion rights. In respect of matters requiring a shareholder’s vote, each Class A Ordinary Share is entitled to one vote and each Class B Ordinary Share is entitled to 10 votes. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon any transfer of Class B Ordinary Shares by a holder to any person or entity which is not an affiliate of such holder, such Class B Ordinary Shares will be automatically converted into an equal number of Class A Ordinary Shares;

(3)	All the then currently issued and outstanding 41,408,340 Series A Preferred Shares and 69,557,840 Series B Preferred Shares (Note 16) would be converted into Class B Ordinary Shares in accordance to the conversion rights; and

(4)	All of the then currently issued and outstanding 71,526,320 ordinary shares would be re-designated as Class B Ordinary Shares.

27.	Fair Value Measurement

The Company applies ASC topic 820, Fair Value Measurements and Disclosures. ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

In accordance with ASC 820, the Company measures cash equivalents, fixed rate time deposits and the contingent consideration for the acquisition of the Managed Network Entities and Gehua (Note 4(b)) at fair value. Fixed rate time deposits are classified as held-to-maturity securities and stated at the amortized cost. Cash equivalents and fixed rate time deposits are classified within Level 1 or Level 2 because they are valued using a quoted market prices or alternative pricing sources and model utilizing market direct or indirect observable inputs, such as the risk-free interest rate. The contingent consideration for the acquisition of the Managed Network Entities and Gehua is classified within Level 3. The contingent consideration is based on the achievement by Managed Network Entities of certain revenue and net profit targets in accordance with the sales and purchase agreement for the various periods, as well as other non-financial measures. The revenue and net profit targets were calculated based on the discounted cash flows (“DCF”) model. The DCF model involves applying appropriate discount rates to estimated cash flow forecasts that are based on forecasts of revenue and costs. Estimation of future cash flows requires us to make complex and subjective judgments regarding the Managed Network Entities’ and Gehua’s projected financial and operating results, unique business risks, limited operating history and future prospects. The Managed Network Entities’ and Gehua’s revenue forecasts were based on expected annual growth rates which were derived from a combination of our historical experience and industry trends.

21VIANET GROUP, INC.

Notes to the Consolidated Financial Statements

27.	Fair Value Measurement (Continued)

Assets / liabilities measured at fair value on a recurring basis are summarized below:

	Fair value measurement at December 31, 2011 using:
	Quoted prices in active markets for identical assets (Level 1) RMB’000	Significant other observable inputs (Level 2) RMB’000	Unobservable inputs (Level 3) RMB’000	Fair value at December 31, 2011 RMB’000

Cash equivalents:

- Fixed rate time deposits	5,000	—	—	5,000

Short-term investment:

- Fixed rate time deposits	895,540	—	—	895,540

	900,540	—	—	900,540

	Fair value measurement at December 31, 2011 using:
	Quoted prices in active markets for identical liabilities (Level 1) RMB’000	Significant other observable inputs (Level 2) RMB’000	Unobservable inputs (Level 3) RMB’000	Fair value at December 31, 2011 RMB’000

Amounts due to related parties:

- Contingent consideration payable in relation to the acquisition of Managed Network Entities	—	—	153,002	153,002

- Contingent consideration payable in relation to the acquisition of Gehua	—	—	61,425	61,425

	—	—	214,427	214,427

	Fair value measurement at December 31, 2010 using:
	Quoted prices in active markets for identical liabilities (Level 1) RMB’000	Significant other observable inputs (Level 2) RMB’000	Unobservable inputs (Level 3) RMB’000	Fair value at December 31, 2010 RMB’000

Amounts due to related parties:

- Contingent consideration payable in relation to the acquisition of Managed Network Entities	—	—	136,741	136,741

	—	—	136,741	136,741

The following table presents a reconciliation of all liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3):

Contingent consideration payable
RMB’000

Fair value at January 1, 2010	—
Contingent purchase consideration payable - 51% equity interests of Managed Network Entities (Note 4(b))	129,204
Changes in the fair value	7,537

Transfers in and/or out of Level 3	—

Fair value at December 31, 2010	136,741
Contingent purchase consideration payable - the remaining 49% equity interest of Managed Network Entities (Note 4 (b))	169,168
Contingent purchase consideration payable-Gehua (Note 4(b))	77,469
Changes in the fair value	63,185
Payment of cash consideration	(82,195)
Payment of stock consideration (Note 17)	(20,156)
Reclassification to equity upon resolution of contingencies (Note 4(b))	(129,785)
Transfers in and/or out of Level 3	—

Fair value at December 31, 2011	214,427

Changes in the fair value of the contingent purchase consideration payable will be recorded in the consolidated financial statements of operations. The Company’s valuation techniques used to measure the fair value of the contingent consideration payable were derived from management’s assumptions of estimations as discussed above.

21VIANET GROUP, INC.

Notes to the Consolidated Financial Statements

28.	Commitments and Contingencies

Capital commitments

As of December 31, 2011, the Company has the following commitments to purchase certain computer and network equipment and construction in progress:

	RMB’000	US$’000

2012	209,068	33,218
2013	919	146
2014	977	155
2015	315	50

	211,279	33,569

Operating lease commitments

The Company leases facilities in the PRC under non-cancelable operating leases expiring on different dates. For the years ended December 31, 2009, 2010 and 2011, total rental expenses for all operating leases amounted to RMB9,352,000, RMB7,346,000 and RMB15,363,000 (US$2,441,000), respectively.

As of December 31, 2011, the Company has future minimum lease payments under non-cancelable operating leases with initial terms in excess of one year in relation to office premises consisting of the following:

	RMB’000	US$’000

2012	17,749	2,820
2013	16,138	2,564
2014	15,814	2,513
2015	13,968	2,219
2016	11,712	1,861
2017 and thereafter	94,015	14,937

	169,396	26,914

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. The terms of the leases do not contain material rent escalation clauses or contingent rents.

21VIANET GROUP, INC.

Notes to the Consolidated Financial Statements

28.	Commitments and Contingencies (Continued)

Bandwidth and cabinet capacity purchase commitments

As of December 31, 2011, the Company had outstanding purchase commitments in relation to bandwidth and cabinet capacity consisting of the following:

	RMB’000	US$’000

2012	300,354	47,721
2013	59,617	9,472
2014	38,937	6,186
2015	10,528	1,673
2016	4,304	684
2017 thereafter	5,686	903

	419,426	66,639

Income Taxes

As of December 31, 2011, the Group has recognized RMB26,801,000 (US$4,258,000) accrual for unrecognized tax benefits and its interest (Note 21). The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of statutes of limitation. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties. As of December 31, 2011, the Group classified the accrual for unrecognized tax benefits as a non-current liability.

29.	Subsequent Events

(a) BWA business in Hong Kong

On February 7, 2012, the Company announced that it is a provisional successful bidder for radio spectrum in the 2.3 GHz band to provide broadband wireless access (“BWA”) services in Hong Kong. 21Vianet is one of three provisional successful bidders, each of whom won one frequency band of 30 MHz.

The Hong Kong Telecommunications Authority will issue a 15-year unified telecommunications carrier license to successful bidders, allowing licensees to provide fixed, mobile or a combination of these services using the licensees’ frequency bands. Provisional successful bidders are required to pay spectrum utilization fees within 30 business days and submit a refundable performance bond of HK$150 million (US$19.3 million) as a guarantee of compliance with the network and service rollout requirements.

21VIANET GROUP, INC.

Notes to the Consolidated Financial Statements

30.	Parent Company Only Condensed Financial Information

Condensed balance sheets

	As of December 31,
	2010	2011
	RMB’000	RMB’000	US$’000

ASSETS
Current assets
Cash	1,537	34,224	5,438
Short-term investment	—	894,540	142,128
Prepaid expenses and other current assets	5,213	16,739	2,660
Amount due from subsidiaries	46,714	497,851	79,100

Total current assets	53,464	1,444,354	229,326

Non-current assets
Investments	107,748	212,110	33,700

Total non-current assets	107,748	212,110	33,700

Total assets	161,212	1,656,464	263,026

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	—	2,796	444
Amount due to a subsidiary	—	114	18

Total current liabilities	—	2,910	462

Total liabilities	—	2,910	462

Mezzanine equity:
Series A contingently redeemable convertible preferred shares	355,680	—	—
Series B contingently redeemable convertible preferred shares	635,430	—	—

Total mezzanine equity	991,110	—	—

Shareholders’ (deficit) equity:
Ordinary shares	7	—	—
Class A Ordinary shares	—	13	2
Class B Ordinary shares	—	10	2
Additional paid-in capital	481,603	3,172,372	504,039
Accumulated other comprehensive loss (income)	1,469	(57,290)	(9,103)
Accumulated deficit	(1,312,977)	(1,294,533)	(205,681)
Treasury stock	—	(168,018)	(26,695)

Total shareholders’ (deficit) equity	(829,898)	1,652,554	262,564

Total liabilities, mezzanine equity and shareholders’ (deficit) equity	161,212	1,656,464	263,026

21VIANET GROUP, INC.

Notes to the Consolidated Financial Statements

30.	Parent Company Only Condensed Financial Information (Continued)

Condensed statements of operations

	For the year ended December 31,
	2009	2010	2011
	RMB’000	RMB’000	RMB’000	US$’000

Operating Expenses
Selling expenses	(29)	—	—	—
General and administrative expenses	(1,897)	(281,113)	(49,424)	(7,853)

Operating loss	(1,926)	(281,113)	(49,424)	(7,853)
Other (expenses) income	—	(49,931)	45,344	7,204
Investment (loss) income	(3,993)	75,655	22,524	3,579

Loss before income taxes	(5,919)	(255,389)	18,444	2,930
Income tax expense	—	—	—	—

Net (loss) income	(5,919)	(255,389)	18,444	2,930

Condensed statements of cash flows

	For the year ended December 31,
	2009	2010	2011
	RMB’000	RMB’000	RMB’000	US$’000

Net cash used in operating activities	—	—	(712)	(113)
Net cash used in investing activities	—	—	(1,349,501)	(214,414)
Net cash generated from financing activities	—	1,537	1,382,900	219,721

Net increase in cash	—	1,537	32,687	5,194
Cash at beginning of the year	—	—	1,537	244

Cash at end of the year	—	1,537	34,244	5,438

21VIANET GROUP, INC.

Notes to the Consolidated Financial Statements

30.	Parent Company Only Condensed Financial Information (Continued)

(a)	Basis of presentation

In the Company-only financial statements, the Company’s investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries since inception.

The Company records its investment in its subsidiary under the equity method of accounting as prescribed in ASC 323-10, Investment-Equity Method and Joint Ventures, such investment is presented on the balance sheet as “Investment in subsidiaries” and share of the subsidiaries’ profit or loss as “Equity in profit of subsidiaries” on the statements of operations.

The subsidiaries did not pay any dividends to the Company for the periods presented.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted and as such, these Company-only financial statements should be read in conjunction with the Group’s consolidated financial statements.

(b)	Related party transactions

The Company had the following related party transactions for the years ended December 31, 2009, 2010 and 2011:

	For the year ended December 31,
	2009	2010	2011
	RMB’000	RMB’000	RMB’000	US$’000
Expenses paid on behalf by:
- aBitCool	1,926	2,485	—	—

Waiver of liability by:
- aBitCool	—	116,069	—	—

Waiver of receivables to:
- 21Vianet Technology	—	28,990	—	—
- 21Vianet Beijing	—	20,941	—	—

The Company had the following related party balances as of December 31, 2010 and 2011:

	December 31,
	2010	2011
	RMB’000	RMB’000	US$’000
Amount due from subsidiaries
- 21Vianet HK	46,714	484,442	76,970
- 21Vianet Beijing	—	13,409	2,130

Amount due to subsidiaries
- 21Vianet Technology	—	66	10
- ZBXT	—	48	8

21VIANET GROUP, INC.

Notes to the Consolidated Financial Statements

30.	Parent Company Only Condensed Financial Information (Continued)

(c)	Commitments

The Company does not have any significant commitments or long-term obligations as of any of the periods presented.