Form 20-F
period 2012-12-31
21Vianet Group, Inc.
filed 2013-04-19
CIK 1508475

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012.

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

Chaoyang District

Beijing, 100016

The People’s Republic of China Phone: (86) 10 8456-2121 Facsimile: (86) 10 8456-2619

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
American Depositary Shares, each representing six Class A ordinary shares, par value US$0.00001 per share	NASDAQ Global Market
Class A ordinary shares, par value US$0.00001 per share*

*	Not for trading, but only in connection with the listing on the NASDAQ Global Market of the American Depositary Shares

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 282,959,863 Class A ordinary shares and 64,038,642 Class B ordinary shares, par value US$0.00001 per share, as of December 31, 2012.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer   ☐                 Accelerated filer   ☒                 Non-accelerated filer   ☐

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

•

“ordinary shares” or “shares” refer to our ordinary shares, which include both Class A ordinary shares, par value US$0.00001 per share, and Class B ordinary shares, par value US$0.00001 per share, collectively;

•

“variable interest entity,” or “VIE,” refers to Beijing aBitCool Network Technology Co., Ltd., a domestic PRC company in which we do not have equity interests but whose financial results have been consolidated into our consolidated financial statements in accordance with U.S. GAAP due to our having effective control over, and our being the primary beneficiary of, this company;

•	“consolidated affiliated entities” refer to our variable interest entity and its direct and indirect subsidiaries; and

•	“RMB” and “Renminbi” refer to the legal currency of China.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include:

•	our goals and strategies and our expansion plans;

•	our future business development, financial condition and results of operations;

•	the expected growth of the data center services market;

•	our expectations regarding demand for, and market acceptance of, our services;

•	our expectations regarding keeping and strengthening our relationships with customers;

•	our plans to invest in research and development to enhance and complement our existing solution and service offerings; and

•	general economic and business conditions in the regions where we provide our solutions and services.

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

Our selected consolidated financial data presented below for the years ended December 31, 2010, 2011 and 2012 and our balance sheet data as of December 31, 2011 and 2012 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our audited consolidated financial statements are prepared in accordance with U.S. GAAP.

Our selected consolidated financial data presented below for the year ended December 31, 2008 and 2009 and our balance sheet data as of December 31, 2008, 2009 and 2010 have been derived from our audited financial statements not included in this annual report.

	For the Year Ended December 31,
	2008	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Net revenues:
Hosting and related services	213,181	284,780	374,946	614,612	866,882	139,144
Managed network services	27,590	28,855	150,257	406,317	657,276	105,500

Total net revenues	240,771	313,635	525,203	1,020,929	1,524,158	244,644
Cost of revenues (1)	(174,598)	(229,304)	(396,858)	(744,371)	(1,098,477)	(176,318)

Gross profit	66,173	84,331	128,345	276,558	425,681	68,326
Operating expenses:
Sales and marketing expenses (1)	(21,125)	(24,132)	(51,392)	(80,885)	(109,871)	(17,636)
General and administrative expenses (1)	(31,823)	(25,457)	(282,298)	(82,926)	(153,512)	(24,640)
Research and development expenses (1)	(5,858)	(7,607)	(19,924)	(34,657)	(63,929)	(10,261)
Changes in the fair value of contingent purchase consideration payable	—	—	(7,537)	(63,185)	(17,430)	(2,798)

Operating profit (loss)	7,367	27,135	(232,806)	14,905	80,939	12,991
Net profit (loss) from continuing operations	10,608	59,981	(234,715)	45,939	57,656	9,252
Loss from discontinued operations	(28,566)	(63,910)	(12,952)	—	—	—

Net (loss) profit	(17,958)	(3,929)	(247,667)	45,939	57,656	9,252
Net income attributable to non-controlling interest	(295)	(1,990)	(7,722)	(27,495)	(1,332)	(214)

Net (loss) profit attributable to Company’s ordinary shareholders	(18,253)	(5,919)	(255,389)	18,444	56,324	9,038

Earnings (loss) per share:
Net profit (loss) from continuing operations	0.14	0.81	(3.39)	0.07	0.16	0.03
Loss from discontinued operations	(0.40)	(0.89)	(0.18)	—	—	—

Basic	(0.26)	(0.08)	(3.57)	0.07	0.16	0.03

Net profit (loss) from continuing operations	0.06	0.32	(3.39)	0.06	0.16	0.03
Loss from discontinued operations	(0.16)	(0.35)	(0.18)	—	—	—

Diluted	(0.10)	(0.03)	(3.57)	0.06	0.16	0.03

Earnings (loss) per ADS:
Net profit (loss) from continuing operations	0.84	4.86	(20.34)	0.42	0.96	0.18
Loss from discontinued operations	(2.40)	(5.34)	(1.08)	—	—	—

Basic	(1.56)	(0.48)	(21.42)	0.42	0.96	0.18

Net profit (loss) from continuing operations	0.36	1.92	(20.34)	0.36	0.96	0.18
Loss from discontinued operations	(0.96)	(2.10)	(1.08)	—	—	—

Diluted	(0.60)	(0.18)	(21.42)	0.36	0.96	0.18

Shares used in earnings (loss) per share computation:
Basic	71,526,320	71,526,320	71,526,320	259,595,677	342,533,167	342,533,167
Diluted	182,492,500	182,492,500	182,492,500	316,807,661	356,784,209	356,784,209
Non-GAAP Financial Data: (2)
Adjusted gross profit	68,505	86,478	141,990	307,103	457,381	73,414
Adjusted net profit	7,666	24,902	59,454	169,993	167,287	26,849
Adjusted EBITDA	22,546	48,110	83,657	209,026	294,165	47,216

(1)	Share-based compensation was included in the related operating expense categories as follows:

	For the Year Ended December 31,
	2008	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Allocation of share-based compensation expenses:
Cost of revenues	—	—	4,645	2,157	4,517	725
Sales and marketing expenses	—	—	11,884	5,763	10,508	1,687
General and administrative expenses	—	—	254,936	31,420	47,749	7,664
Research and development expenses	—	—	6,416	2,619	4,858	780

Total share-based compensation expenses	—	—	277,881	41,959	67,632	10,856

(2)	See “—Discussion of Non-GAAP Financial Measures.”

The following table presents a summary of our consolidated balance sheet data as of December 31, 2008, 2009, 2010, 2011 and 2012.

	As of December 31,
	2008	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	75,338	71,998	83,256	410,389	432,254	69,382
Restricted cash (current asset)	—	11,276	4,441	4,578	191,766	30,781
Short-term investments	—	—	—	894,540	222,701	35,746
Accounts receivable, net	39,814	40,262	76,373	147,624	293,369	47,089
Total current assets	133,522	213,838	193,957	1,551,221	1,263,157	202,752
Restricted cash (non-current asset)	—	—	—	—	221,628	35,574
Total assets	263,067	347,123	725,587	2,402,952	2,976,919	477,831
Total current liabilities	272,824	315,734	210,559	462,537	810,147	130,042
Total liabilities	307,912	326,929	444,004	733,228	1,087,614	174,578
Total mezzanine equity	991,110	991,110	991,110	—	—	—
Total shareholders’ (deficit) equity	(1,035,955)	(970,916)	(709,527)	1,669,724	1,889,305	303,253

Discussion of Non-GAAP Financial Measures

In evaluating our business, we consider and use the following non-GAAP measures as supplemental measures to review and assess our operating performance: adjusted gross profit, adjusted operating expenses, adjusted net profit and adjusted EBITDA. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted gross profit as gross profit excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions. We define adjusted operating expenses as operating expenses excluding share-based compensation expenses and changes in the fair value of contingent purchase consideration payable. We define adjusted net profit as net profit (loss) from continuing operations excluding share-based compensation expenses, amortization expenses of intangible assets derived from acquisitions, changes in the fair value of contingent purchase consideration payable and unrecognized tax benefits, tax incentive receipt and outside basis difference. We define adjusted EBITDA as EBITDA excluding share-based compensation expenses and changes in the fair value of contingent purchase consideration payable and EBITDA as net profit (loss) from continuing operations before income tax expense (benefit), foreign exchange gain, other expenses, other income, interest expense, interest income and depreciation and amortization.

The non-GAAP financial measure disclosed by us should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. You should carefully to evaluate the financial results we have reported in accordance with U.S. GAAP and our reconciliation of GAAP to non-GAAP results. The non-GAAP financial measure used by us may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

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

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and adjusted net profit, adjusted EBITDA do not reflect any cash forward looking requirements for such replacements;

•

while share-based compensation is a component of cost of revenues and operating expenses, the impact to our financial statements compared to other companies can vary significantly due to such factors as assumed life of the options and assumed volatility of our ordinary shares; and

•

other companies may calculate adjusted gross profit, adjusted operating expenses, adjusted net profit and adjusted EBITDA differently than we do, limiting the usefulness of these non-GAAP measures as comparative measures.

We compensate for these limitations by relying primarily on our U.S. GAAP results and using adjusted gross profit, adjusted operating expenses, adjusted net profit and adjusted EBITDA only as supplemental measures. Our adjusted gross profit, adjusted operating expenses, adjusted net profit and adjusted EBITDA are calculated as follows for the periods presented:

	For the Year Ended December 31,
	2008	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Gross profit	66,173	84,331	128,345	276,558	425,681	68,326
Plus: share-based compensation expenses	—	—	4,645	2,157	4,517	725
Plus: amortization expenses of intangible assets derived from acquisitions	2,332	2,147	9,000	28,388	27,183	4,363

Adjusted gross profit	68,505	86,478	141,990	307,103	457,381	73,414

Operating expenses	(58,806)	(57,196)	(361,151)	(261,653)	(344,742)	(55,335)
Plus: share-based compensation expenses	—	—	273,236	39,802	63,115	10,131
Plus: changes in the fair value of contingent purchase consideration payable	—	—	7,537	63,185	17,430	2,798

Adjust operating expenses	(58,806)	(57,196)	(80,378)	(158,666)	(264,197)	(42,406)

Net profit (loss) from continuing operation	10,608	59,981	(234,715)	45,939	57,656	9,252
Plus: share-based compensation expenses	—	—	277,881	41,959	67,632	10,856
Plus: amortization of intangible assets derived from acquisitions	2,332	2,147	9,000	28,388	27,183	4,363
Plus: changes in the fair value of contingent purchase consideration payable and related deferred tax impact	(5,274)	(37,226)	7,288	53,707	14,816	2,378

Adjusted net profit	7,666	24,902	59,454	169,993	167,287	26,849

Operating profit (loss)	7,367	27,135	(232,806)	14,905	80,939	12,991
Plus: depreciation	12,263	15,990	19,673	58,873	92,787	14,893
Plus: amortization	2,916	4,985	11,372	30,104	35,377	5,678
Plus: share-based compensation expenses	—	—	277,881	41,959	67,632	10,856
Plus: changed in the fair value of contingent purchase consideration payable	—	—	7,537	63,185	17,430	2,798

Adjusted EBITDA	22,546	48,110	83,657	209,026	294,165	47,216

Exchange Rate Information

All of our operations are conducted in China and all of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. For all dates and periods through December 31, 2008, the conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in New York City for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.2301 to US$1.00, the noon buying rate in effect as of December 31, 2012. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 12, 2013, the noon buying rate was RMB6.1914 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Noon Buying Rate
Period	Period-End	Average (1)	Low	High
	(RMB per U.S. Dollar)
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7696	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.3093	6.3879	6.2221
October	6.2372	6.2627	6.2877	6.2372
November	6.2265	6.2338	6.2454	6.2221
December	6.2301	6.2328	6.2502	6.2251
2013
January	6.2186	6.2215	6.2303	6.2134
February	6.2213	6.2323	6.2438	6.2213
March	6.2108	6.2154	6.2246	6.2105
April (through April 12, 2013)	6.1914	6.1991	6.2078	6.1914

Source: Federal Reserve Statistical Release

(1)	Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant period.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Our Business and Industry

We may not be able to successfully implement our growth strategies.

We plan to further increase our services capacities. We plan to increase the aggregate number of cabinets under our management from 11,917 cabinets as of December 31, 2012 to more than 20,000 cabinets by the end of 2013 through adding new self-built data centers and partnered data centers. In addition, we plan to expand our private optical fiber network to cover all of our major data centers throughout China and plan to increase our network services capacity. To achieve this expansion plan, we will be required to commit a substantial amount of operating and financial resources. Our planned capital expenditures, together with our ongoing operating expenses, will cause substantial cash outflows. If we are not able to generate sufficient operating cash flows or obtain other types of financings, our ability to fund our growth strategy may be limited. Additional debt or equity financing may not be available when needed or, if available, may not be available on satisfactory terms. Any inability to obtain additional debt or equity financing or to generate sufficient cash from operations may require us to prioritize projects or curtail capital expenditures and could adversely affect our results of operations.

In addition, site selection is a critical factor in our expansion plans, and there may not be suitable properties available with the necessary combination of high power capacity and optical fiber connectivity, which may have a negative impact on our revenue growth. Moreover, we may not have sufficient customer demand in the markets where our data centers are located. We may overestimate the demand for our services and as a result may increase our data center capacity or expand our internet network more aggressively than needed, resulting in a negative impact to our gross profit margins. Furthermore, the costs of construction and maintenance of new data centers constitute a significant portion of our capital expenditures and operating expenses. If our planned expansion does not achieve the desired results, our operating margins could be materially reduced, which would materially impair our profitability and adversely affect our business and results of operations.

Any significant or prolonged failure in our infrastructure or services would lead to significant costs and disruptions and would reduce our revenues, harm our business reputation and have a material adverse effect on our financial results.

Our data centers, power supplies and network are vulnerable to disruptions and to failure. Problems with the cooling equipment, generators, backup batteries, routers, switches, or other equipment, whether or not within our control, could result in service interruptions and data losses for our customers as well as equipment damage. Our customers locate their computing and networking equipment in our data centers, and any significant or prolonged failure in our infrastructure or services could significantly disrupt the normal business operations of our customers and harm our reputation and reduce our revenue. While we offer data backup services and disaster recovery services, which could mitigate the adverse effects of such a failure, most of our customers do not subscribe for these services. Accordingly, any failure or downtime in one of our data centers could affect many of our customers. The total destruction or severe impairment of any of our data centers could result in significant downtime of our services and loss of customer data. Since our ability to attract and retain customers depends on our ability to provide highly reliable service, even minor interruptions in our service could harm our reputation.

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

Any of these events could materially increase our expenses or reduce our revenue, which would have a material adverse effect on our results of operations.

We compete with, and our business substantially depends on, China Telecom and China Unicom for hosting facilities and other telecommunication resources.

Our business depends on our relationships with China Telecom and China Unicom, two major telecommunications carriers in China, for hosting facilities and bandwidth, and to some extent, for optical fibers. We directly enter into agreements with the local subsidiaries of China Telecom or China Unicom, from which we lease cabinets in the data centers built and operated by them, with power systems, cabling and wiring and other data center equipment pre-installed. Because each local subsidiary of China Telecom or China Unicom has independent authority and budget to enter into contracts, our contract terms with these subsidiaries vary and are determined on a case-by-case basis. We generally refer to this type of data centers as our “partnered” data centers. As of December 31, 2012, we leased a total of 4,513 cabinets from local subsidiaries of China Telecom and China Unicom that are housed in our 71 partnered data centers, accounting for 37.9% of the total number of our cabinets under management. If we are not able to secure sufficient cabinets from China Unicom and China Telecom, it will have a material adverse effect on our business prospects and results of operations. We also rely on China Telecom and China Unicom for a significant portion of our bandwidth needs and lease optical fibers from them to connect our data centers with each other and with the telecommunications backbones and other internet service providers, or ISPs. Our agreements with local subsidiaries of China Telecom or China Unicom usually have a one-year term with automatic renewal option. In addition, China Telecom and China Unicom also provide data center services and directly compete with us for customers. See “—We may not be able to compete effectively against our current and future competitors.” We believe that we have good business relationships with China Telecom and China Unicom, and we have access to adequate hosting facilities, bandwidth and optical fibers to provide our services. However, there can be no assurance that we can always secure hosting facilities and bandwidth from China Telecom and China Unicom on commercially acceptable terms, or at all. As a result, our business and results of operations would be materially and adversely affected.

Our leases for data centers could be terminated early, we may not be able to renew our existing leases on commercially reasonable terms, and our rent could increase substantially in the future, which could materially and adversely affect our operations.

We lease buildings with suitable power supplies and safe structures meeting our data center requirements and convert them into data centers by installing power generators, air conditioning systems, cables, cabinets and other equipment. We generally refer to this type of data centers as “self-built” data centers. Our operating leases generally have three to ten year lease terms with renewal options. As of December 31, 2012, our self-built data centers house 7,404 cabinets, or 62.1% of the total number of our cabinets under our management. We plan to renew our existing leases upon expiration. However, we may not be able to renew these leases on commercially reasonable terms, if at all. We may experience an increase in our rent payments. If any such event happens, we may have to relocate our data center equipment and the servers and equipment of our customers to a new building and incur significant cost related to relocation. Any relocation could also affect our ability to provide services and harm our reputation. As a result, our business and results of operations could be materially and adversely affected.

Investment in broadband wireless access services in Hong Kong may have a material adverse effect on our business prospects and results of operations.

In February 2012, we won a bid for radio spectrum in the 2.3 GHz band to provide broadband wireless access services in Hong Kong for HK$150 million (US$19.3 million). This investment provides us an opportunity to enter into the mobile infrastructure landscape and explore the market potentials in providing wireless solutions. We plan to form a partnership or a joint venture with Hong Kong local carriers and use the broadband wireless access license as an investment in the partnership or joint venture to take advantage of the local knowledge and market intelligence of service providers in Hong Kong. Currently, we do not plan to incur significant capital expenditure to build the infrastructures in Hong Kong by ourselves. However, we have limited experience in providing mobile infrastructure services in Hong Kong. We may not be able to successfully find a Hong Kong local carrier to work with us, and our investment in the broadband wireless access license may divert our management’s attention from our core business in mainland China, which may have a material adverse effect on our business prospects and results of operations.

Difficulties in identifying, consummating and integrating acquisitions and alliances and potential write-off in connection with our investment or acquisitions may have a material and adverse effect on our business and results of operations.

As part of our growth strategy, we have acquired, and may in the future acquire, companies that are complementary to our business. From time to time, we may also make alternative investments and enter into strategic partnerships or alliances as we see fit. For example, in September 2010, we acquired 51% equity interests in two companies that provide managed network services in China and we acquired the remaining 49% in each of these two companies in December 2011. We refer to these two entities as the Managed Network Entities. In October 2011, we acquired Guangzhou Gehua Network Technology and Development Company Limited, or Gehua. In April 2012, we signed an agreement to make an RMB101 million investment as a limited partner in the Yizhuang Venture Investment Fund, a venture capital fund focused on high technology opportunities in the internet infrastructure sector. In July 2012, we acquired 21ViaNet@Xian Holding Limited (together with its subsidiary in China, “21V Xi’an”) to gain additional cabinets and data center space. In September 2012, we acquired Fastweb International Holdings, or Fastweb, a company that provides content delivery network services in China. In October 2012, we entered into a commercial operator agreement with Microsoft Corporation to expand Microsoft’s premier commercial public cloud services, Office 365 and Windows Azure, in China. In September 2012, we entered into a purchase agreement to acquire the 100% equity interests in iJoy Holding Limited and its subsidiaries (collectively known as “iJoy”) with a purchase consideration of US$22 million in order to expand our CDN services. The acquisition of iJoy has not been closed as of the date of this annual report. In February 2013, we acquired 100% equity interests in Beijing Tianwang Online Communication Technology Co., Ltd., or Beijing Tianwang, and Beijing Yilong Xinda Technology Co., Ltd., or Beijing Yilong Xinda. These two companies principally provide virtual private network services and managed network services. However, past and future acquisitions, partnerships or alliances may expose us to potential risks, including risks associated with:

•	the integration of new operations and the retention of customers and personnel;

•	significant volatility in our operating profit (loss) due to changes in the fair value of our contingent purchase consideration payable;

•	unforeseen or hidden liabilities, including those associated with different business practices;

•	the diversion of resources from our existing business and technology;

•	failure to achieve synergies with our existing business and generate revenues as anticipated;

•	failure of the newly acquired businesses, technologies, services and products to perform as anticipated;

•	inability to generate sufficient revenues to offset additional costs and expenses;

•	breach or termination of key agreements by the counterparties;

•	the costs of acquisitions; or

•	the potential loss of, or harm to, relationships with both our employees and customers resulting from our integration of new businesses.

Any of the potential risks listed above could have a material and adverse effect on our ability to manage our business and our results of operation.

In addition, we record goodwill if the purchase price we pay in the acquisitions exceeded the amount assigned to the fair value of the net assets or business acquired. We are required to test our goodwill and intangible assets for impairment annually or more frequently if events or changes in circumstances indicate that they may be impaired. We may record impairment of goodwill and acquired intangible assets in connection with our acquisitions if the carrying value of our acquisition goodwill and related acquired intangible assets in connection with our past or future acquisitions are determined to be impaired. We cannot be assured the acquired businesses, technologies, services and products from our past acquisitions and any potential transaction will generate sufficient revenue to offset the associated costs or other potential unforeseen adverse effects on our business. Furthermore, we may need to raise additional debt or sell additional equity or equity-linked securities to make or complete such acquisitions. See “—We may require additional capital to meet our future capital needs, which may adversely affect our financial position and result in additional shareholder dilution.”

We may not be able to increase sales to our existing customers and add new customers, which would adversely affect our results of operations.

Our growth depends on our ability to continue to expand our service offerings to existing customers and attract new customers. We may be unable to sustain our growth for a number of reasons, such as:

•	capacity constraints;

•	inability to identify new locations or reliable data centers for cooperation or lease;

•	a reduction in the demand for our services due to the current or future economic recession;

•	inability to market our services in a cost-effective manner to new customers;

•	inability of our customers to differentiate our services from those of our competitors or inability to effectively communicate such distinctions;

•	inability to successfully communicate the benefits of data center services to businesses;

•	the decision of businesses to host their internet infrastructure internally or in other hosting facilities as an alternative to the use of our data center services;

•	inability to expand our sales to existing customers; and

•	reliability, quality or compatibility problems with our services.

A substantial amount of our past revenues were derived from service upgrades by existing customers. Our costs associated with increasing revenues from existing customers are generally lower than costs associated with generating revenues from new customers. Therefore, slowing revenue growth or declining revenues from our existing customers, even if offset by an increase in revenues from new customers, could reduce our operating margins. Any failure to continue attracting new customers or grow our revenues from existing customers for a prolonged period of time could have a material adverse effect on our results of operations.

We may not be able to compete effectively against our current and future competitors.

We face competition from various industry players, including carriers such as China Telecom and China Unicom, carrier-neutral service providers in China such as ChinaNetCenter, and the in-house data centers of major corporations, as well as new market entrants in the future. Competition is primarily centered on the quality of service and technical expertise, security, reliability and functionality, reputation and brand recognition, financial strength, the breadth and depth of services offered, and price. Some of our current and future competitors have substantially greater financial, technical and marketing resources, greater brand recognition, and more established relationships in the industry than we do. As a result, some of these competitors may be able to:

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

We depend on third-party suppliers for key elements of our network infrastructure, and our financial performance and results of operation could suffer if we fail to manage supplier issue properly.

To provide connectivity services to our customers, we purchase network connections from several network service providers, primarily China Telecom and China Unicom. We can offer no assurances that these service providers will continue to provide service to us on a cost-effective basis or on otherwise competitive terms, if at all, or that these providers will provide us with additional capacity to adequately meet customer demand or to expand our business. Any of these factors could limit our growth prospects and materially and adversely affect our business.

We also depend on third parties for optical fibers for our data transmission network. We offer no assurance that we will be able to maintain a good relationship with our optical fiber providers or renew our leases on commercially reasonably terms, if at all. The occurrence of these events would materially and adversely affect our ability to provide services and affect our business and results of operations.

In addition, we currently purchase routers, switches and other equipment from a limited number of suppliers. We do not carry significant inventories of the products we purchase, and we have no guaranteed supply arrangements with our suppliers. The loss of a significant vendor could delay any build-out of our infrastructure and increase our costs. If our suppliers fail to provide products or services that comply with evolving internet standards or that interoperate with other products or services we use in our network infrastructure, we may be unable to meet all or a portion of our customer service commitments, which could materially and adversely affect our results.

Our self-built and partnered data centers are vulnerable to security breaches, which could disrupt our operations and have a material adverse effect on our business, financial performance and results of operations.

A party who is able to compromise the security measures of our data centers and networks or the security of our infrastructure could misappropriate either our proprietary information or the information of our customers, or cause interruptions or malfunctions in our operations. In addition, we have limited control over our partnered data centers, which are operated by China Telecom or China Unicom. We may be required to devote significant capital and resources to protect against such threats or to alleviate problems caused by security breaches. As techniques used to breach security change frequently and are generally not recognized until launched against a target, we may not be able to implement security measures in a timely manner or, if and when implemented, we may not be certain whether these measures could be circumvented. Any breaches that may occur could expose us to increased risk of lawsuits, regulatory penalties, loss of existing or potential customers, harm to our reputation and significant increases in our security costs, which could have a material adverse effect on our financial performance and results of operations.

We depend on third parties for telecommunication network services, and increased telecommunications costs may adversely affect our results of operations.

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

As our customer base grows and their usage of telecommunications capacity increases, we may be required to make additional investments in our capacity to maintain adequate data transmission speed. The availability of such capacity may be limited or the cost may be unacceptable to us. If adequate capacity is not available to us as our customers’ usage increases, our network may be unable to achieve or maintain sufficiently high data transmission capacity, reliability or performance. In addition, our operating margins may suffer if our bandwidth suppliers increase the prices for their services and we are unable to pass along the increased costs to our customers.

A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our results of operation.

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and it is facing new challenges, including the escalation of the European sovereign debt crisis since 2011 and the slowdown of the Chinese economy in 2012. It is unclear whether the European sovereign debt crisis will be contained and whether the Chinese economy will resume its high growth rate. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China. There have also been concerns over unrest in the Middle East and Africa, which have resulted in volatility in oil and other markets, and over the possibility of a war involving Iran. There have also been concerns about the economic effect of the earthquake, tsunami and nuclear crisis in Japan and tensions in the relationship between China and Japan. Economic conditions in China are sensitive to global economic conditions. Our business and operations are primarily based in China and all of our revenues are derived from our operations in China. Accordingly, our financial results have been, and are expected to continue to be, affected by the economy and data center services industry in China. Although the economy in China has grown significantly in the past decades, any severe or prolonged slowdown in the global and/or Chinese economy could reduce our customers’ expenditures for data center service, which in turn may adversely affect our results of operations and financial condition. The growth rate of China’s GDP decreased in 2012 and recovery from the slowdown was weak in the first quarter of 2013. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

If we are unable to meet our customers’ requirements, our reputation and results of operations could suffer.

Our agreements with our customers contain certain guarantees regarding our performance. For hosting services, we guarantee 99.99% uptime for power and 99.9% uptime for network connectivity, failure of which will cause us to provide free service for the following month. Although we have not had any material customer claims for power failures or network disruptions, our success depends on our ability to meet or exceed our customers’ expectations. We have not had any major customer service issues in the past. However, if in the future we are unable to provide customers with quality customer support, we could face customer dissatisfaction, decreased overall demand for our services, and loss of revenue. In addition, inability to meet customer service expectations may damage our reputation and could consequently limit our ability to retain existing customers and attract new customers, which would adversely affect our ability to generate revenue and negatively impact our results of operations.

We rely on customers in the internet industry for most of our revenues.

We derived over a majority of our revenues in 2012 from customers in China’s internet industry, including online media, e-commerce, online game companies, portals and search engines. The business models of some internet companies are relatively new and have not been well proven. Many internet companies base their business prospects on the continued growth of China’s internet market, which may not happen as expected. In addition, our business would suffer if companies in China’s internet sector reduce the outsourcing of their data center services. If any of these events happen, we may lose customers or have difficulties in selling our services, which would materially and adversely affect our business and results of operations.

We may require additional capital to meet our future capital needs, which may adversely affect our financial position and result in additional shareholder dilution.

We will require significant capital expenditures to fund our future growth. We may need to raise additional funds through equity or debt financings in the future in order to meet our capital needs in relation to the construction of our self-built data centers. In March 2013, we issued RMB1 billion (US$160.5 million) in aggregate principal amount of RMB denominated bonds due 2016 with a coupon rate of 7.875% per annum, or the 2016 Bonds. Interest on the 2016 Bonds is payable semi-annually in arrears on, or nearest to, March 22 and September 22 in each year, beginning on September 22, 2013. The 2016 Bonds have restrictive covenants relating to financial ratios as well as our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. Such covenants restrict our abilities to declare dividends or incur or guarantee additional indebtedness, among other things. In addition, if we raise additional funds through further issuances of equity or equity-linked securities, our existing shareholders could suffer significant dilution in their percentage ownership of our company, and any new equity securities we issue could have rights, preferences, and privileges senior to those of holders of our ADSs or ordinary shares.

Servicing our debt requires a significant amount of cash, and we may not have sufficient cash flow from our business to pay our debt.

Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness, including the 2016 Bonds, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not continue to generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

As of December 31, 2012, our total consolidated indebtedness and other liabilities (including trade payables, but excluding intercompany obligations and liabilities of a type not required to be reflected on a balance sheet of our subsidiaries or consolidated affiliated entities in accordance with U.S. GAAP) was RMB684.9 million (US$109.9 million). After giving effect to the issuance of the 2016 Bonds, our total consolidated indebtedness and other liabilities would have been RMB1.7 billion (US$270.4 million). Failure to servicing our debt would constitute an event of default under the bonds, which would have a material adverse effect on our financial condition and results of operations.

Occurrence of any change of control could cause us to make an offer to repurchase the 2016 Bonds.

Under the terms of the 2016 Bonds, at any time following the occurrence of a change of control event, we will be required to make an offer to repurchase all or, at the bondholder’s option, any part, of each bondholder’s bonds at 101% of the aggregate principal amount of the bonds repurchased plus accrued and unpaid interest, if any, on the bonds repurchased. If such a change of control event were to occur, we may not have sufficient cash and may not be able to arrange financing to redeem the bonds in time, or on acceptable terms, or at all. Failure to repay, repurchase or redeem tendered bonds by us would constitute an event of default under the bonds, which would have a material adverse effect on our financial condition and results of operations.

If we are unable to comply with the restrictions and covenants contained in our debt agreements, an event of default could occur under the terms of such agreements, which could cause repayment of such debt to be accelerated.

If we are unable to comply with the restrictions and covenants in our current or future debt and other agreements, there could be a default under the terms of these agreements. In the event of a default under these agreements, the holders of the debt could terminate their commitments to lend to us, accelerate the debt and declare all amounts borrowed due and payable or terminate the agreements, whichever the case may be.

Furthermore, some of our debt agreements, including the Bonds, may contain cross-acceleration or cross-default provisions. As a result, our default under one debt agreement may cause the acceleration of debt, including the Bonds, or result in a default under our other debt agreements, including the Bonds. If any of these events occur, we cannot assure you that our assets and cash flow would be sufficient to repay in full all of our indebtedness, or that we would be able to find alternative financing. Even if we could obtain alternative financing, we cannot assure you that it would be on terms that are favorable or acceptable to us.

Increased power costs and limited availability of electrical resources may adversely affect our results of operations.

Costs of power account for a significant portion of our overall costs for both our self-built data centers and partnered data centers. We may not be able to pass on increased power costs to our customers, which could harm our results of operations. Power and cooling requirements at our data centers are also increasing as a result of the increasing power demands of today’s servers. Since we rely on third parties to provide our data centers with power, our data centers could have a limited or inadequate access to power. Our customers’ demand for power may also exceed the power capacity in our older data centers, which may limit our ability to fully utilize these data centers. This could adversely affect our relationships with our customers, which could harm our business and have an adverse effect on our results of operations.

If we are unable to manage our growth effectively, our financial results could suffer.

The growth of our business and our service offerings may strain our operating and financial resources. Furthermore, we intend to continue expanding our overall business, customer base, headcount, and operations. Managing a geographically dispersed workforce requires substantial management effort and significant additional investment in our operating and financial system capabilities and controls. If our information systems are unable to support the demands placed on them by our growth, we may need to implement new systems, which would be disruptive to our business. We may also initiate similar network upgrade in the future if required by our operations. We may be unable to manage our expenses effectively in the future due to the expenses associated with these expansions and such expansions or upgrade may cause disruption of services to our customers, which may negatively impact our net revenues and operating expenses. If we fail to improve our operational systems or to expand our customer service capabilities to keep pace with the growth of our business, we could experience customer dissatisfaction, cost inefficiencies, and lost revenue opportunities, which may materially and adversely affect our results of operations.

If we are unable to adapt to evolving technologies and customer demands in a timely and cost-effective manner, our ability to sustain and grow our business may suffer.

To be successful, we must adapt to our rapidly changing market by continually improving the performance, features, and reliability of our services and modifying our business strategies accordingly. We could also incur substantial costs if we need to modify our services or infrastructure in order to adapt to these changes. We may not be able to timely adapt to changing technologies, if at all. Our ability to sustain and grow our business would suffer if we fail to respond to these changes in a timely and cost-effective manner. New technologies or industry standards have the potential to replace or provide lower cost alternatives to our data center services. The adoption of such new technologies or industry standards could render some or all of our services obsolete or unmarketable. We cannot guarantee that we will be able to identify the emergence of all of these new service alternatives successfully, modify our services accordingly, or develop and bring new products and services to market in a timely and cost-effective manner to address these changes. If and when we do identify the emergence of new service alternatives and introduce new products and services to market, those new products and services may need to be made available at lower price points than our then-current services. Failure to provide services to compete with new technologies or the obsolescence of our services could lead us to lose current and potential customers or could cause us to incur substantial costs, which would harm our results of operations and financial condition. Our introduction of new alternative products and services that have lower price points than current offerings may result in our existing customers switching to the lower cost products, which could reduce our revenues and have a material adverse effect of our results of operations.

If we fail to maintain a strong brand name, we may lose our existing customers and have difficulties attracting new customers, which may have an adverse effect on our business and results of operation.

We have built a strong brand in Chinese, “ ”, among our customers. As our business grows, we plan to continue to focus our efforts to establish a wider recognition of our brand to attract potential customers. We cannot assure you that we will effectively allocate our resources for these activities or succeed in maintaining and broadening our brand recognition among customers. Our major brand names and logos are registered trademarks in China. However, preventing trademark and trade name infringement or misuse could be difficult, costly and time-consuming, particularly in China. There had been incidents in the past where third parties used our brand without our authorization and we had to resort to litigation to protect our intellectual property rights. We may continue to experience similar disputes in the future or otherwise fail to fully protect our brand name, which may have an adverse effect on our business and financial results.

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

We must continue to identify, hire, train, and retain IT professionals, technical engineers, operations employees, and sales and management personnel who maintain relationships with our customers and who can provide the technical, strategic, and marketing skills required for our company to grow. There is a shortage of qualified personnel in these fields, and we compete with other companies for the limited pool of these personnel. Any failure to recruit and retain necessary technical, managerial, sales, and marketing personnel, including but not limited to members of our executive team, could harm our business and our ability to grow.

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

Our results of operations have fluctuated and may continue to fluctuate, which could make our future results difficult to predict. This may also result in significant volatility in, and otherwise adversely affect, the market for our ADSs.

Our results of operations have fluctuated and may continue to fluctuate due to a variety of factors, including many of the risks described in this section, which are outside of our control. As a result, comparing our results of operations on a period-to-period basis may not be meaningful. You should not rely on our results of operations for any prior periods as an indication of our future operating performance. Fluctuations in our revenue can lead to even greater fluctuations in our results of operations. Our budgeted expense levels depend in part on our expectations of long-term future revenue. Given relatively fixed operating costs related to our personnel and facilities, any substantial adjustment to our expenses to account for lower than expected levels of revenue will be difficult and time consuming. Consequently, if our revenues do not meet projected levels, our operating performance will be negatively affected. Fluctuations in our results of operations could result in significant volatility in, and otherwise.

If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence in our company and the market price of our ADSs may be adversely affected.

The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring most public companies to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, when a company meets the SEC’s criteria, an independent registered public accounting firm must report on the effectiveness of the company’s internal control over financial reporting.

Our management and independent registered public accounting firm have concluded that our internal control over financial reporting as of December 31, 2012 was effective. However, we cannot assure you that in the future our management or our independent registered public accounting firm will not identify material weaknesses during the Section 404 of the Sarbanes-Oxley Act audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of our ADSs, and harm our reputation. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

Compliance with rules and regulations applicable to companies publicly listed in the United States is costly and complex and any failure by us to comply with these requirements on an ongoing basis could negatively affect investor confidence in us and cause the market price of our ADSs to decrease.

In addition to Section 404, the Sarbanes-Oxley Act also mandates, among other things, that companies adopt corporate governance measures, imposes comprehensive reporting and disclosure requirements, sets strict independence and financial expertise standards for audit committee members, and imposes civil and criminal penalties for companies, their chief executive officers, chief financial officers and directors for securities law violations. For example, in response to the Sarbanes-Oxley Act, NASDAQ has adopted additional comprehensive rules and regulations relating to corporate governance. These laws, rules and regulations have increased the scope, complexity and cost of our corporate governance and reporting and disclosure practices. Our current and future compliance efforts will continue to require significant management attention. In addition, our board members, chief executive officer and chief financial officer could face an increased risk of personal liability in connection with the performance of their duties. As a result, we may have difficulty attracting and retaining qualified board members and executive officers to fill critical positions within our company. Any failure by us to comply with these requirements on an ongoing basis could negatively affect investor confidence in us, cause the market price of our ADSs to decrease or even result in the delisting of our ADSs from NASDAQ.

We are subject to China’s anti-corruption laws and the U.S. Foreign Corrupt Practices Act. Our failure to comply with these laws could result in penalties, which could harm our reputation and have an adverse effect on our business, results of operations and financial condition.

We are subject to the U.S. Foreign Corrupt Practices Act, or the FCPA, which generally prohibits companies and anyone acting on their behalf from offering or making improper payments or providing benefits to foreign officials for the purpose of obtaining or keeping business, along with various other anti-corruption laws, including China’s anti-corruption laws. Our existing policies prohibit any such conduct and we are in the process of implementing additional policies and procedures designed to ensure that we, our employees and intermediaries comply with the FCPA and other anti-corruption laws to which we are subject. There is, however, no assurance that such policies or procedures will work effectively all the time or protect us against liability under the FCPA or other anti-corruption laws for actions taken by our employees and intermediaries with respect to our business or any businesses that we may acquire. We operate in the data center services industry in China and generally purchase our hosting facilities and telecommunications resources from state or government-owned enterprises and sell our services domestically to customers that include state or government-owned enterprises or government ministries, departments and agencies. This puts us in frequent contact with persons who may be considered “foreign officials” under the FCPA, resulting in an elevated risk of potential FCPA violations. If we are found to be not in compliance with the FCPA and other applicable anti-corruption laws governing the conduct of business with government entities or officials, we may be subject to criminal and civil penalties and other remedial measures, which could have an adverse impact on our business, financial condition and results of operations. Any investigation of any potential violations of the FCPA or other anti-corruption laws by U.S. or foreign authorities, including Chinese authorities, could adversely impact our reputation, cause us to lose customer sales and access to hosting facilities and telecommunications resources, and lead to other adverse impacts on our business, financial condition and results of operations.

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

As of the date of this annual report, we have options to purchase 16,909,914 ordinary shares and 817,722 restricted share units, or RSUs, issued and outstanding under our 2010 share incentive plan. See “Item 6.B—Compensation of Directors and Executive Officers—Share Incentive Plan.” For the year ended December 31, 2012, we recorded RMB67.6 million (US$10.9 million) in share-based compensation expenses. We believe share-based incentive awards enhance our ability to attract and retain key personnel and employees, and we will continue to grant stock options and other share-based awards to employees in the future. If our share-based compensation expenses continue to be significant, our results of operations would be materially and adversely affected.

Furthermore, we recorded RMB206.1 million of share-based compensation expenses in connection with 24,826,090 fully-vested ordinary shares issued to Sunrise Corporate Holding Ltd., or Sunrise, a company solely owned by our chairman and chief executive officer. Subsequently, in July 2012, we repurchased 2,686,965 shares from Sunrise at par value, for the purpose of increasing the maximum aggregate number of shares available for grant under our 2010 share incentive plan by the same amount. We may record share-based compensation expense for a portion or all of the shares that are held by Sunrise or the shares that were added to our 2010 share incentive plan, as amended, again at significantly different values if our chairman and chief executive officer decides at a future date to transfer a portion of these shares to existing and former employees of our company. Any share-based shareholder contribution, if and when made by our chairman and chief executive officer for the benefit of our company, would be required to be recognized as share-based compensation expenses within our results of operations, which would be derived from the estimated fair value of the ordinary share award on the transfer date. Our future results of operations may be materially and adversely affected if a significant amount of share-based compensation is recorded in connection with such future transfers of these ordinary shares.

We may not have adequate insurance coverage to protect us from potential losses.

Our operations are subject to hazards and risks normally associated with daily operations for our data centers. Currently, we maintain insurance policies for our equipment, but we do not maintain any business interruption insurance or third-party liability insurance. Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies do in more developed economies. The occurrence of any events not covered by our limited insurance coverage may result in interruption of our operations and subject us to significant losses or liabilities. In addition, any losses or liabilities that are not covered by our current insurance policies or are not insured at all may have a material adverse effect on our business, results of operations and financial condition.

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

In April 2009, a new strain of influenza A virus subtype H1N1, commonly referred to as “swine flu,” was first discovered in North America and quickly spread to other parts of the world, including China. In early June 2009, the World Health Organization declared the outbreak to be a pandemic, while noting that most of the illnesses were of moderate severity. The PRC Ministry of Health has reported several hundred deaths caused by influenza A (H1N1). In March 2013, a new virus subtype H7N9, commonly known as “bird flu” or “avian flu,” was discovered in eastern China and has already sickened and killed some people. It is unclear how this virus will spread, which makes it difficult to predict its potential impact. Any outbreak of avian flu, SARS, influenza A (H1N1), or their variations, or other adverse public health epidemic in China may have a material and adverse effect on our business operations. These occurrences could require the temporary closure of our offices or prevent our staff from traveling to our customers’ offices to provide on-site services. Such closures could severely disrupt our business operations and adversely affect our results of operations.

Our independent registered public accounting firm, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the U.S. Securities and Exchange Commission, or SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the People’s Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are currently not inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of the PCAOB inspections in China prevents PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

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

We may be adversely affected by the outcome of the administrative proceedings brought by the SEC against five accounting firms in China.

The SEC has brought administrative proceedings against five accounting firms in China recently, alleging that they refused to produce audit work papers and other documents related to certain China-based companies under investigation by the SEC for potential accounting fraud. We were not and are not subject to any SEC investigations, nor are we involved in the proceedings brought by the SEC against the accounting firms. However, the independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC is one of the five accounting firms named in the SEC’s proceedings and we may be adversely affected by the outcome of the proceedings, along with other U.S.-listed companies audited by these accounting firms. If the SEC prevails in the proceedings, our independent registered public accounting firm and other four accounting firms in China that were named in the proceedings may be barred from practicing before the SEC and hence unable to continue to be the auditors for China-based companies listed in the U.S. like ourselves. If none of the China-based auditors are able to continue to be auditors for China-based companies listed in the U.S., we will not be able to meet the reporting requirements under the Exchange Act, which may ultimately result in our deregistration by the SEC and delisting from NASDAQ.

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

Because we are a Cayman Islands company, we are classified as a foreign enterprise under PRC laws and regulations, and our wholly-owned PRC subsidiary, 21Vianet Data Center Co., Ltd., or 21Vianet China, is a foreign-invested enterprise. To comply with PRC laws and regulations, we conduct our business in China through contractual arrangements with Beijing aBitCool Network Technology Co., Ltd., or 21Vianet Technology, and its shareholders. These contractual arrangements provide 21Vianet China with effective control over 21Vianet Technology and its subsidiaries, and enable us to receive substantially all of the economic benefits of 21Vianet Technology and its subsidiaries in consideration for the services provided by 21Vianet China, and have an exclusive option to purchase all of the equity interest in 21Vianet Technology when permissible under PRC laws. For a description of these contractual arrangements, see “Item 7.B—Related Party Transaction—Contractual Arrangements with Our Variable Interest Entity.”

The Ministry of Industry and Information Technology, or the MIIT, issued a circular in July 2006 requiring foreign investors to set up a foreign-invested enterprise and obtain a value-added telecommunications business operating license, in order to conduct any value-added telecommunications business in China. Pursuant to this circular, a domestic license holder is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including resources, sites or facilities, to foreign investors that conduct value-added telecommunications business in China illegally. Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business must be owned by the local license holder or its shareholder. The circular further requires each license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. Due to a lack of interpretations from the MIIT, it is unclear what impact this circular will have on us or other similarly situated companies.

We believe that we comply with the current applicable PRC laws and regulations. King & Wood Mallesons, our PRC legal counsel, based on its understanding of the relevant laws and regulations, is of the opinion that each of the contracts among us, 21Vianet China, 21Vianet Technology and the shareholders of 21Vianet Technology governed by PRC law is valid, legally binding and enforceable upon each party of such agreements under PRC laws and regulations, and will not result in any violation of PRC laws or regulations currently in effect. However, as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, the telecommunications circular described above and the Telecommunications Regulations and the relevant regulatory measures concerning the telecommunications industry, therefore, we cannot assure you that the PRC government that regulate providers of data center service and other participants in the telecommunications industry would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

If our corporate and contractual structure is deemed by the MIIT, or other regulators having competent authority, to be illegal, either in whole or in part, we may lose control of our consolidated affiliated entities and have to modify such structure to comply with regulatory requirements. However, we cannot assure you that we can achieve this without material disruption to our business. Further, if our corporate and contractual structure is found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking our business and operating licenses;

•	levying fines on us;

•	confiscating any of our income that they deem to be obtained through illegal operations;

•	shutting down a portion or all of our networks and servers;

•	discontinuing or restricting our operations in China;

•	imposing conditions or requirements with which we may not be able to comply;

•	requiring us to restructure our corporate and contractual structure;

•	restricting or prohibiting our use of the proceeds from overseas offering to finance our PRC affiliated entities’ business and operations; and

•	taking other regulatory or enforcement actions that could be harmful to our business.

Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in our variable interest entity, including such equity interest, may be put under court custody. As the consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest. In addition, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. Occurrence of any of these events could materially and adversely affect our business, financial condition and results of operations. In addition, if the imposition of any of these penalties or requirement to restructure our corporate structure causes us to lose the rights to direct the activities of our variable interest entity or our right to receive its economic benefits, we would no longer be able to consolidate such variable interest entity. However, we do not believe that such actions would result in the liquidation or dissolution of our company, our wholly-owned subsidiaries in China or our variable interest entity or its subsidiaries. For the years ended December 31, 2010, 2011 and 2012, our variable interest entity and its subsidiaries contributed all of our total net revenues.

Our contractual arrangements with our variable interest entity may result in adverse tax consequences to us.

We could face material and adverse tax consequences if the PRC tax authorities determine that our contractual arrangements with 21Vianet Technology, our variable interest entity, were not made on an arm’s length basis and may adjust our income and expenses for PRC tax purposes by requiring a transfer pricing adjustment. A transfer pricing adjustment could adversely affect us by (i) increasing the tax liabilities of 21Vianet Technology without reducing 21Vianet China’s tax liability, which could further result in late payment fees and other penalties to 21Vianet Technology for underpaid taxes; or (ii) limiting the ability of 21Vianet Technology to obtain or maintain preferential tax treatments and other financial incentives.

We rely on contractual arrangements with our variable interest entity and its shareholders for our China operations, which may not be as effective as direct ownership in providing operational control.

We rely on contractual arrangements with our variable interest entity, 21Vianet Technology, and its shareholders, to operate our business in China. For a description of these contractual arrangements, see “Item 7.B—Related Party Transaction—Contractual Arrangements with Our Variable Interest Entity.” Substantially all of our revenues and cash flows are attributed to our variable interest entity and its subsidiaries. These contractual arrangements may not be as effective as direct ownership in providing us with control over our variable interest entity. If our variable interest entity or its shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by our consolidated affiliated entities is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing these contractual arrangements, it would be very difficult to exert effective control over our variable interest entity, and our ability to conduct our business and our financial conditions and results of operation may be materially and adversely affected. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could limit legal protections available to you and us.”

The shareholders of our variable interest entity may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

21Vianet Technology is approximately 70% owned by Mr. Sheng Chen, our chairman and chief executive officer and 30% owned by Mr. Jun Zhang, our chief operating officer. Mr. Sheng Chen and Mr. Jun Zhang are also the ultimate shareholders of our company. The interests of Mr. Sheng Chen and Mr. Jun Zhang as the shareholders of our variable interest entity may differ from the interests of our company as a whole, as what is in the best interests of our variable interest entity may not be in the best interests of our company. We cannot assure that when conflicts of interest arise, the shareholders of our variable interest entity will act in the best interests of our company or that conflicts of interest will be resolved in our favor. In addition, the shareholders of our variable interest entity may breach or cause our variable interest entity and its subsidiaries to breach or refuse to renew the existing contractual arrangements with us.

Currently, we do not have arrangements to address potential conflicts of interest the shareholders of our variable interest entity may encounter, on one hand, and as a beneficial owner of our company, on the other hand; provided that we could, at all times, exercise our option under the optional share purchase agreement to cause them to transfer all of their equity ownership in 21Vianet Technology to a PRC entity or individual designated by us as permitted by the then applicable PRC laws. In addition, if such conflicts of interest arise, we could also, in the capacity of attorney-in-fact of the then existing shareholders of our variable interest entity as provided under the power of attorney, directly appoint a new director of 21Vianet Technology. We rely on the shareholders of our variable interest entity to comply with the laws of China, which protect contracts and provide that directors and executives officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains. We also rely on the shareholders of our variable interest entity, who are directors of our company, to abide by the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly in good faith with a view to our best interests. However, the legal frameworks of China and Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of our variable interest entity, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Risks Related to Doing Business in China

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our services and adversely affect our competitive position.

All of our operations are conducted in China and all of our sales are made in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, the level of development, the growth rate, the control of foreign exchange and allocation of resources. While the PRC economy has grown significantly over the past several decades, the growth has been uneven across different periods, regions and among various economic sectors of China. We cannot assure you that the PRC economy will continue to grow, or that if there is growth, such growth will be steady and uniform, or that if there is a slowdown, such a slowdown will not have a negative effect on our business.

The PRC government exercises significant control over China’s economic growth through various measures, such as allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by governmental control over capital investments or changes in tax regulations that are applicable to us. In addition, it is unclear whether PRC economic policies will be effective in maintaining stable economic growth in the future. Any slowdown in China’s economic growth could lead to reduced demand for our solutions, which could in turn materially and adversely affect our business, financial condition and results of operations.

Uncertainties with respect to the PRC legal system could limit legal protections available to you and us.

We conduct all of our business through our PRC subsidiaries and consolidated affiliated entities in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries are foreign-invested enterprises and are subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to foreign-invested enterprises. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but are not binding.

Since late 1970s, the PRC government has been developing a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past several decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules, some of which may not be published on a timely basis or at all, and some of which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may also impede our ability to enforce the contracts we have entered into. As a result, these uncertainties could materially and adversely affect our business and results of operations.

We rely principally on dividends paid by our operating subsidiaries to fund cash and financing requirements, and limitations on the ability of our operating subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and fund our operations.

We are a holding company and conduct all of our business through our operating subsidiaries and our consolidated affiliated entities, which are limited liability companies established in China. We rely principally on dividends paid by our subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations. In particular, regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with the PRC accounting standards and regulations. Our PRC subsidiaries are also required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year to their general reserves until the accumulative amount of such reserves reaches 50% of their registered capital. These reserves are not distributable as cash dividends. Furthermore, any portion of its after-tax profits that a subsidiary has allocated to its staff welfare and bonus fund at the discretion of its board of directors is also not distributable as cash dividends. Moreover, if our operating subsidiaries incur any debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Any limitation on the ability of our operating subsidiaries, including in particular 21Vianet China, to distribute dividends and other distributions to us could materially and adversely limit our ability to make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

If we fail to acquire, obtain or maintain applicable telecommunications licenses, or are deemed by relevant governmental authorities to be operating outside the terms of our existing license, our business would be materially and adversely affected.

Pursuant to the Telecommunications Regulations promulgated by the PRC State Council in September 2000, telecommunications businesses are divided into two categories, namely, (i) “basic telecommunications businesses,” which refers to businesses that provide public network infrastructure, public data transmission and basic voice communications services, and (ii) “value-added telecommunications businesses,” which refer to businesses that provide telecommunications and information services through the public network infrastructure. If the value-added telecommunications service covers two or more provinces, autonomous regions or municipalities, such service must be approved by the MIIT and the service provider must obtain a Cross-Regional Value Added Telecommunications License. Pursuant to the Cross-Regional Value Added Technology License issued to Beijing 21Vianet Broad Band Data Center Co., Ltd., or 21Vianet Beijing, by the MIIT on January 17, 2012, 21Vianet Beijing is permitted to carry out its data center business under the first category of “value-added telecommunications business” across nine cities in China. Pursuant to the Value Added Technology License issued to Langfang Xunchi by the Hebei Province Communications Administration for the period from April 10, 2012 to April 10, 2017, Langfang Xunchi is permitted to carry out its data center business under the first category of “value-added telecommunications business” in Langfang. Pursuant to the Value Added Technology License issued to Beijing Chengyishidai Network Technology Co., Ltd., or CYSD, by the Beijing Communications Administration on April 25, 2011, CYSD is permitted to carry out its internet access service business under the second category of “value-added telecommunications business” in Beijing. Pursuant to the Value Added Technology License issued to Gehua by the Guangzhou Communications Administration, Gehua is permitted to carry out its internet access service business and internet information service business under the second category of “value-added telecommunications business” in Guangdong province from December 29, 2011 to December 29, 2016. Pursuant to the Cross-Regional Value Added Technology License issued to Beijing Tianwang by the MIIT on January 7, 2013, Beijing Tianwang is permitted to carry out its virtual private network services under the first category of “value-added telecommunications business” across 25 cities in China. Meanwhile, Beijing Tianwang also holds a Value Added Technology License issued by the Beijing Communications Administration on October 13, 2012, and is permitted to carry out its internet access business under the second category of “value-added telecommunications business” in Beijing.

In connection with our data center services, we provide managed network services that connect our data centers with the telecommunication backbones of China’s major carriers, major non-carriers and ISPs as well as connect servers housed in our data centers. Our managed network services are offered in the form of bandwidth with optimized interconnectivity. Furthermore, we have been continuously developing our hosting service and managed network service to better serve our customers, and as a result, we introduce new technologies and services from time to time to support and improve our current business. Besides, as of the date of this annual report, there is no legal definition as to what constitutes a “managed network services,” nor are there laws or regulations in China specifically governing the managed network services. We cannot assure you that PRC governmental authorities will continue to deem our hosting service and will deem our managed network service and any of our newly developed technologies, network and services used in our business as a type of value-added telecommunications business or a business covered under the Cross-Regional Value Added Telecommunications License of 21Vianet Beijing and the Value Added Technology License issued to CYSD, Gehua, Langfang Xunchi and Beijing Tianwang. As we expand our networks across China, it is also possible that the MIIT, in the future, may deem our operations to have exceeded the terms of our existing licenses. Further, we cannot assure you that 21Vianet Beijing, CYSD, Gehua, Langfang Xunchi and Beijing Tianwang will be able to successfully renew their value added telecommunications business operating licenses upon their expiration, or obtain any other licenses necessary for us to carry out our business, or that our existing licenses will continue to cover all aspects of our operations upon their renewal. In addition, new laws, regulations or government interpretations may also be promulgated from time to time to regulate the hosting service and managed network service or any of our related technology or services, which may require us to obtain additional, or expand existing, operating licenses or permits. Any of these factors could result in our disqualification from carrying out our current business, causing significant disruption to our business operations which may materially and adversely affect our business, financial condition and results of operations.

Under the New PRC Enterprise Income Tax Law, we may be classified as a “resident enterprise” of China. Such classification could result in unfavorable tax consequences to us and our non-PRC holders of shares and ADSs.

Pursuant to the New PRC Enterprise Income Tax Law, or New EIT Law, and its implementation rules, which became effective on January 1, 2008, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax, or EIT, purposes. Under the implementation rules of New EIT Law, the term “de facto management body” is defined as the management body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. On April 22, 2009, the State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, which sets out certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in China. Given that the New EIT Law and its implementation rules are relatively new and ambiguous in terms of some definitions, requirements and detailed procedures, it is unclear how tax authorities will determine tax residency based on the facts of each case.

While we believe we are not a PRC resident enterprise, we cannot ensure you that the State Administration of Taxation will not implement Circular 82 or amend the rules in the future to the effect that such rules will apply to us or our wholly-owned subsidiaries in Hong Kong. If the PRC tax authorities determine that we are a “resident enterprise” for PRC EIT purposes, a number of unfavorable PRC tax consequences could follow: (i) we may be subject to EIT at a rate of 25% on our worldwide taxable income as well as PRC EIT reporting obligations; (ii) a 10% withholding tax may be imposed on dividends we pay to our non-PRC holders of shares and ADSs; and (iii) a 10% PRC tax may apply to gains realized by our non-PRC holders of shares and ADSs from transferring our shares or ADSs, if such income is considered PRC-source income.

Similarly, such unfavorable tax consequences could apply to our Hong Kong subsidiaries, if either of them is deemed to be a “resident enterprise” by the PRC tax authorities. Notwithstanding the foregoing provisions, the New EIT Law also provides that the dividends paid between “qualified resident enterprises” are exempt from EIT. If 21Vianet HK is deemed a “resident enterprise” for PRC EIT purposes, the dividends it receives from its PRC subsidiaries, including 21Vianet China, may constitute dividends between “qualified resident enterprises” and therefore qualify for tax exemption. However, the definition of “qualified resident enterprise” is unclear and the relevant PRC government authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC EIT purposes. Even if such dividends qualify as “tax-exempt income,” we cannot guarantee that such dividends will not be subject to any withholding tax.

We and our non-resident investors face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, issued by the State Administration of Taxation on December 10, 2009 with retroactive effect from January 1, 2008, where a non-PRC resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or an indirect transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate of less than 12.5% or (ii) does not tax foreign income of its residents, the non-PRC resident enterprise, being the transferor, must report this indirect transfer to the competent tax authority of the PRC resident enterprise.

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

There is uncertainty as to the application of Circular 698. For example, while the term “indirect transfer” is not clearly defined, it is understood that the relevant PRC tax authorities have jurisdiction regarding requests for information over a wide range of foreign entities having no direct contact with China. In addition, there are not any formal declarations with regard to how to determine whether a foreign investor has adopted an abusive arrangement in order to reduce, avoid or defer PRC tax. Circular 698 may be determined by the tax authorities to be applicable to our private equity financing transactions where non-resident investors were involved, if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. As a result, we and our non-resident investors may be at risk of being taxed under Circular 698 and may be required to expend valuable resources to comply with Circular 698 or to establish that we should not be taxed under Circular 698, which may have a material adverse effect on our financial condition and results of operations or such non-resident investors’ investments in us.

Discontinuation of any of the preferential tax treatments available to us or imposition of any additional taxes could adversely affect our financial condition and results of operations.

The New EIT Law and its implementation rules, which became effective on January 1, 2008, unified the previously-existing separate income tax laws for domestic enterprises and foreign invested enterprises and adopted a unified 25% EIT rate applicable to all resident enterprises in China, except for certain entities established prior to March 16 that are eligible for their existing preferential tax incentives, adjusted by certain transitional phase-out rules promulgated by the State Council on December 26, 2007. In addition, certain enterprises may enjoy a preferential EIT rate of 15% under the New EIT Law if they qualify as High and New Technology Enterprise, or HNTE, subject to various qualification criteria.

In April 2009, 21Vianet Beijing received an approval of a six-year tax holiday effective from January 1, 2006, which allows it to utilize a three-year 100% tax exemption followed by a three-year 50% reduced EIT rate. In December 2008, 21Vianet Beijing also received an approval as an HNTE and became eligible for a 15% preferential tax rate effective from 2008 to 2010. In September 2011, 21Vianet Beijing renewed its HNTE status and became eligible for a 15% preferential tax rate effective from 2011 and 2013. In accordance with the New EIT Law, in the event that any of the various provisions of the transitional preferential EIT policies, the New EIT Law and its implementing regulations overlap, an enterprise may choose the most favorable policy at its sole and absolute discretion. 21Vianet Beijing chose to apply the tax holiday for the years ended December 31, 2010 and 2011 and enjoyed a preferential tax rate of 12.5%. For the year ended December 31, 2012, 21Vianet Beijing chose to apply the 15% preferential tax rate.

In April 2011, 21Vianet (Xi’an) Information Outsourcing Industry Park Services Co., Ltd., or 21Vianet Xi’an, obtained a written approval from Shaanxi Tax Bureau for a preferential tax rate of 15%. The preferential tax rate is awarded to companies that have operations in certain industries and meet the criteria set forth in the Preferential Tax Policies for Development of the Western Regions. Such qualification for preferential tax rate needs to be assessed on an annual basis. In July 2012, Gehua received an approval as an HNTE and became eligible for a 15% preferential tax rate effective from 2012 to 2014, and for an additional three years thereafter if it is able to meet the technical and administrative requirements for HNTE in those three years. In June 2009, Beijing Fastweb Network Technology Co., Ltd., or Fastweb BJ, received an approval as an HNTE and became eligible for a 15% preferential tax rate effective from 2009 to 2011, and for an additional three years thereafter if it is able to meet the technical and administrative requirements for HNTE in those three years. Fastweb BJ’s HNTE certificate expired as of December 31, 2011 and a renewed certificate was issued in May 2012, which will expire on December 31, 2014. The qualification as an HNTE is subject to annual administrative evaluation and a three-year review by the relevant authorities in China.

If 21Vianet Beijing is not able to enjoy the tax holiday or if 21Vianet Beijing, 21Vianet Xi’an, Gehua and Fastweb BJ fail to maintain or renew their HNTE status, their applicable EIT rate may be increased to 25%, which could have a material adverse effect on our financial condition and results of operations.

The M&A Rules establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it difficult for us to pursue growth through acquisitions in China.

The M&A Rules include provisions that purport to require approval of the Ministry of Commerce for acquisitions by offshore entities established or controlled by domestic companies, enterprises or natural persons of onshore entities that are related to such domestic companies, enterprises or natural persons, and prohibit offshore entities from using their foreign-invested subsidiaries in China, or through “other means,” to circumvent such requirement. As part of our growth strategy, we obtained control over 21Vianet Technology on July 15, 2003 by entering into contractual arrangements with 21Vianet Technology and its shareholders. We did not seek the approval of the Ministry of Commerce for these transactions based on the legal advice we obtained from our PRC legal counsel in connection with those transactions. However, the M&A Rules also prohibit companies from using any “other means” to circumvent the approval requirement set forth therein and there is no clear interpretation as to what constitutes “other means” of circumvention of the requirement under the M&A Rules. The Ministry of Commerce and other applicable government authorities would therefore have broad discretion in determining whether an acquisition is in violation of the M&A Rules. If PRC regulatory authorities take a view that is contrary to ours, we could be subject to severe penalties. In addition, part of our growth strategy includes acquiring complementary businesses or assets. Complying with the requirements of the M&A Rule to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit the completion of such transactions, which could affect our ability to expand our business or maintain our market share. If any of our acquisitions were subject to the M&A Rule and were found not to be in compliance with the requirements of the M&A Rule in the future, relevant PRC regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds from our overseas offerings to make loans or additional capital contributions to our PRC subsidiaries or affiliated entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

In utilizing the proceeds we received from our overseas offerings or in other financing activities, as an offshore holding company, we may make loans to our PRC subsidiaries or our consolidated affiliated entities in the PRC, or we may make additional capital contributions to our PRC subsidiaries. Any loans to our PRC subsidiaries or our consolidated affiliated entities in the PRC are subject to PRC regulations. For example, loans by us to our PRC subsidiaries, which are foreign-invested enterprises, to finance their activities cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange, or SAFE.

We may also decide to finance our operations in China by means of capital contributions. These capital contributions must be approved by the Ministry of Commerce or its local counterpart. We cannot assure you that we will be able to obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our subsidiaries. If we fail to receive such approvals, our ability to use the proceeds from our overseas offerings and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

Governmental control of currency conversion may limit our ability to receive and utilize our revenues effectively.

All of our revenues and expenses are denominated in Renminbi. Under PRC laws, the Renminbi is currently convertible under the “current account,” which includes dividends, trade and service related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, without the prior approval of the SAFE. Currently, our PRC subsidiaries may purchase foreign currencies for settlement of current account transactions, including payments of dividends to us, without the approval of the SAFE. However, foreign exchange transactions by our PRC subsidiaries under the capital account continue to be subject to significant foreign exchange controls and require the approval of or need to register with PRC governmental authorities, including the SAFE. In particular, if our PRC subsidiaries borrow foreign currency loans from us or other foreign lenders, these loans must first be registered with the SAFE. If any of our PRC subsidiaries, which are wholly foreign-owned enterprises, borrows foreign currency, the accumulative amount of its foreign currency loans may not exceed the difference between the total investment and the registered capital of that PRC subsidiary. If we finance our PRC subsidiaries by means of additional capital contributions, these capital contributions must be approved by certain government authorities, including the National Development and Reform Commission, the Ministry of Commerce or their respective local counterparts. Any existing and future restrictions on currency exchange may affect the ability of our PRC subsidiaries or affiliated entities to obtain foreign currencies, limit our ability to meet our foreign currency obligations or otherwise materially and adversely affect our business.

Fluctuation in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation was halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. As a consequence, the Renminbi fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again, though there have been periods recently when the U.S. dollar has appreciated against the Renminbi. The People’s Bank of China decided to further adjust the Renminbi exchange rate regime in April 2012 to enhance the flexibility of the Renminbi exchange rate by enlarging the floating band of the Renminbi’s trading prices against the U.S. dollar in the interbank spot foreign exchange market from 0.5% to 1.0%. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners to personal liability and limit our ability to acquire PRC companies, to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise materially and adversely affect us.

In October 2005, SAFE issued the Circular on the Relevant Issues in the Foreign Exchange Control over Financing and Return Investment Through Special Purpose Companies by Residents Inside China, or Circular 75. According to Circular 75 and the relevant SAFE regulations, prior registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing that offshore company with assets or equity interests in an onshore enterprise located in the PRC. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required for the injection of equity interests or assets of an onshore enterprise in the offshore company or overseas funds raised by such offshore company or another material change involving a change in the capital of the offshore company.

Moreover, Circular 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore companies that have made onshore investments in the PRC in the past are required to complete the relevant registration with the local SAFE branch. Failure to comply with the registration procedures set forth in Circular 75 may result in restrictions on the foreign exchange activities of the relevant foreign invested enterprises, including the payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate and the capital inflow from the offshore parent, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.

A notice issued by SAFE effective on July 1, 2011, which we refer to as Notice 19, further provides detailed provisions and requirements regarding the foreign exchange registration under Circular 75. Under Notice 19, any PRC citizen, resident, or entity which is a direct or indirect shareholder of an offshore entity is required to update any previously filed registration with the local branch of SAFE to reflect any material change in such offshore entity. Moreover, any offshore entity which fails to comply with Circular 75 may remedy by making the registration with the local branch of SAFE after fulfillment of the administrative penalties imposed by the relevant SAFE branch.

Our current PRC resident beneficial owners, including our co-founders Sheng Chen and Jun Zhang, are still in the process of filing the necessary registrations as required under Circular 75. Registration with SAFE may take quite a long time and is subject to SAFE’s discretion to approve such registration. We cannot assure you when our co-founders can successfully complete their registrations. We have also requested other PRC residents holding direct or indirect interest in our company to our knowledge to make the necessary applications, filings and amendments as required under Circular 75, Notice 19 and the relevant SAFE regulations. We attempt to comply, and attempt to ensure that these PRC residents holding direct or indirect interest in our company comply, with the relevant requirements, and those persons holding direct or indirect interests in our securities whose identities and addresses we know and who are subject to Circular 75, Notice 19 and the relevant SAFE regulations have conducted the registration procedures prescribed by Circular 75 and Notice 19 and will update such registration. However, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we cannot provide any assurances that these PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by Circular 75, Notice 19 or the relevant SAFE regulations. The failure or inability of PRC residents, including our co-founders, to make any required registrations or comply with other requirements under Circular 75, Notice 19 and the relevant SAFE regulations may subject such PRC residents or our PRC subsidiaries to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans to our PRC subsidiaries and our consolidated affiliated entities, limit our PRC subsidiaries’ ability to pay dividends or otherwise distribute profits to us, or otherwise materially and adversely affect us.

Failure to comply with the registration requirements for employee share option plans may subject our equity incentive plan participants who are PRC residents or us to fines and other legal or administrative sanctions.

Since 2007, SAFE has implemented rules requiring PRC residents who participate in employee stock option plans of overseas publicly listed companies to register with SAFE or its local office and complete certain other procedures. Effective on February 15, 2012, SAFE promulgated the Circular on the Relevant Issues Concerning Foreign Exchange Administration for Domestic Individuals Participating in an Employees Share Incentive Plan of an Overseas-Listed Company, or Circular 7. Under Circular 7, PRC residents who participate in a share incentive plan of an overseas publicly listed company are required to register with SAFE and complete certain other procedures. PRC residents include directors, supervisors, management and employees of PRC domestic companies specified in the Administrative Regulations of the People’s Republic of China on Foreign Exchange, regardless of nationality. Circular 7 further requires that an agent should also be designated to handle matters in connection with the exercise or sale of share options granted under the share incentive plan to participants. We and the PRC residents to whom we have granted stock options are subject to Circular 7. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and other legal or administrative sanctions.

Risks Related to our ADSs

The market price of our ADSs has fluctuated and may continue to be volatile.

The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, such as the performance and fluctuation in the market prices or the underperformance or declining financial results of other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. The recent ongoing administrative proceedings brought by SEC against five accounting firms in China, alleging that they refused to hand over documents to the SEC for ongoing investigations into certain China-based companies, occurs at a time when accounting scandals have eroded investor appetite for China-based companies. Any other negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of the Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the market price of our ADSs.

In addition, the market price for our ADSs has fluctuated since we first listed our ADSs on the NASDAQ Global Market on April 21, 2011, until April 18, 2013, the trading prices of our ADSs have ranged from US$8.31 to US$22.33 per ADS, and the last reported closing price on April 18, 2013 was US$8.69 per ADS. The market price for our ADSs may be highly volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•	announcements of new services by us or our competitors;

•	changes in financial estimates or recommendations by securities analysts;

•	conditions in the internet industry in China;

•	changes in the performance or market valuations of other companies that provide hosting and managed network services;

•	fluctuations of exchange rates between the Renminbi and the U.S. dollar or other foreign currencies;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	detrimental negative publicity about us, our competitors or our industry;

•	additions or departures of executive officers;

•	sales or perceived potential sales of additional ordinary shares or ADSs;

•	litigation or administrative investigations; and

•	general economic or political conditions in China.

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

Future sales of a substantial number of our ADSs in the public market, or the perception that these sales could occur, could cause the price of our ADSs to decline.

In the future, we may sell additional ADSs to raise capital, and our existing shareholders could sell substantial amounts of ADSs, including those issued upon the exercise of outstanding options, in the public market. We cannot predict the size of any future issuance of ADSs or the effect that future sales of our ADSs would have on the market price of our ADSs. Any future sales of a substantial number of our ADSs in the public market, or the perception that these sales could occur, could cause the trading price of our ADSs to decline and impair our ability to raise capital through the sale of additional equity securities.

You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

Except as described in this annual report and in the deposit agreement, holders of our ADSs are not be able to exercise voting rights attaching to the Class A ordinary shares evidenced by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the Class A ordinary shares represented by the ADSs. Otherwise, you will not be able to exercise your right to vote unless you withdraw the Class A ordinary shares represented by the ADSs. However, you may not know of the meeting sufficiently in advance to withdraw the ordinary shares. If we ask for instructions from ADS holders, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot assure you that you will receive voting materials in time to instruct the depositary to vote, and it is possible that you, including persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. The deposit agreement provides that if the depositary does not timely receive valid voting instructions from the ADS holders, then the depositary will, with certain limited exceptions, give a discretionary proxy to a person designated by us to vote such shares.

We are exempt from certain corporate governance requirements of NASDAQ and we intend to rely on certain exemptions.

Certain corporate governance practices in the Cayman Islands, which is our home country, are considerably different than the standards applied to U.S. domestic issuers. NASDAQ Marketplace Rules provide that foreign private issuers are exempt from certain corporate governance requirements of NASDAQ and may follow their home country practices, subject to certain exceptions and requirements to the extent that such exemptions would be contrary to U.S. federal securities laws and regulations. We currently follow our home country practice that does not require us to solicit proxy and hold meetings of our shareholders every year, as well as seeking shareholders’ approval for amending our share incentive plan. In the future, we may rely on other exemptions provided by NASDAQ, including the exemption that does not require us to obtain shareholder approval for issuing additional securities exceeding 20% of our outstanding ordinary shares. As a result, our investors may not be provided with the benefits of certain corporate governance requirements of NASDAQ.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or Class A ordinary shares.

Based on the market price of our ADSs and Class A ordinary shares, the value of our assets, and the composition of our assets and income, we do not believe that we were a passive foreign investment company (a “PFIC”) for United States federal income tax purposes for our taxable year ended December 31, 2012. Nevertheless, the application of the PFIC rules is subject to ambiguity in several respects and, in addition, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year or for any other taxable year.

A non-U.S. corporation, such as our company, will be considered as a PFIC for United States federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income, or the asset test. While we do not anticipate being a PFIC, changes in the nature of our income or assets or the value of our assets may cause us to become a PFIC for the current or any subsequent taxable year. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

Although the law in this regard is not entirely clear, we treat 21Vianet Technology as being owned by us for United States federal income tax purposes, because we control its management decisions and we are entitled to substantially all of its economic benefits, as a result, we consolidate its results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of 21Vianet Technology for United States federal income tax purposes, we would likely be treated as a PFIC for the taxable year ended December 31, 2012 and for subsequent taxable years.

If we were to be or become a PFIC, a U.S. Holder (as defined in “Item 10.E. Additional Information— Taxation—Certain United States Federal Income Tax Considerations—General”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or Class A ordinary shares and on the receipt of distributions on the ADSs or Class A ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. For more information, see “Item 10.E. Additional Information—Taxation—Certain United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

You may not be able to participate in rights offerings, may experience dilution of your holdings and you may not receive certain distributions on Class A ordinary shares if it is impractical to make them available to you.

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

In addition, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property and you will not receive such distribution.

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

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law, conduct all of our operations in China and a majority of our officers and directors reside outside the United States.

We are incorporated in the Cayman Islands and substantially all of our assets are located outside of the United States. We conduct all of our operations in China through our wholly-owned subsidiary in China. The majority of our officers and directors reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it may be difficult for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or our directors and officers predicated upon the civil liability provisions of the securities laws of the United States or any state, and it is uncertain whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or our directors and officers predicated upon the securities laws of the United States or any state, on the ground that such provisions are penal in nature.

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

Our memorandum and articles of association contain certain provisions that could limit the ability of others to acquire control of our company, including our dual-class voting structure a provision that grants authority to our board of directors to establish from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. The provisions could have the effect of depriving our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

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

As part of our business expansion strategy to expand our managed network services, we acquired 51% equity interest in the Managed Network Entities in September 2010 and we acquired the remaining 49% equity interest in December 2011.

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

In July 2012, we acquired 21V Xi’an for a cash consideration of RMB16.0 million to gain additional cabinets and data center space.

In September 2012, we acquired Fastweb, an internet content delivery network services provider in China, for a cash consideration of RMB116.0 million to expand our content delivery network and cloud technology capabilities.

In September 2012, we entered into a purchase agreement to acquire the 100% equity interests in iJoy with a purchase consideration of US$22 million in order to expand our CDN services. The acquisition of iJoy has not been closed as of the date of this annual report.

In February 2013, we acquired 100% equity interests in Beijing Tianwang and Beijing Yilong Xinda, which principally provide virtual private network services and managed network services.

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

B. Business Overview

Overview

We are the largest carrier-neutral internet data center services provider in China as measured by revenues in 2011, according to data released by IDC, an independent third-party research firm. We host our customers’ servers and networking equipment and provide interconnectivity to improve the performance, availability and security of their internet infrastructure. We also provide managed network services to enable customers to deliver data across the internet in a faster and more reliable manner through our extensive data transmission network and our proprietary smart routing technology. We believe that the scale of our data center and networking assets positions us well to capture opportunities and become a leader in the rapidly emerging market for cloud computing infrastructure services in China.

Our infrastructure consists of our high-quality data centers and an extensive data transmission network. We operate 10 self-built data centers and 71 partnered data centers located in 42 cities throughout China, including all of China’s major internet hubs with over 11,900 cabinets under management that house over 67,000 servers as of December 31, 2012. Our data transmission network includes over 450 points of presence, or POPs, which are access points from one place to the rest of the internet. Most of our data centers and all of our POPs are connected by our private optical fibers network across China.

As a carrier-neutral internet infrastructure services provider, our infrastructure is interconnected with the networks operated by all China’s telecommunications carriers, major non-carriers and local internet service providers. The interconnectivity enables each of our data centers to function as a network access point for our customer’s data traffic. In addition, we believe that our proprietary smart routing technology allows us to automatically select an optimized route to direct our customers’ data traffic to ensure fast and reliable data transmission. We believe this advanced interconnectivity within and beyond our network distinguishes ourselves from our competitors and provides an effective solution to address our customers’ needs that arise from inadequate public internet infrastructure and network interconnectivity in China. As a result, businesses are increasingly relying upon internet infrastructure services providers and in particular, carrier-neutral internet infrastructure services providers, to enhance and optimize key elements of their IT and network infrastructure.

We serve a diversified and loyal base of customers, ranging from internet companies to government entities, from blue-chip enterprises and small- to mid-sized enterprises, and spanning many different industries. As of December 31, 2012, we had 1,972 customers, including many leading Chinese and global companies operating in China. Our average monthly churn rate as measured by monthly recurring revenues was approximately 0.9% in 2012. Our monthly recurring revenue from our top 20 customers in 2012 has increased from RMB39.4 million in December 2011 to RMB42.6 million (US$6.8 million) in December 2012.

We generate revenues from providing hosting and related services and managed network services. Our net revenues increased from RMB525.2 million in 2010 to RMB1.0 billion in 2011 and to RMB1.5 billion (US$244.6 million) in 2012, representing a CAGR of 70.4% from 2010 to 2012. The total number of cabinets under our management increased from 5,750 as of December 31, 2010 to 7,816 as of December 31, 2011 and to 11,917 as of December 31, 2012. Our average monthly recurring revenues increased from RMB41.9 million in 2010 to RMB125.2 million (US$20.0 million) in 2012. Our net loss from continuing operations in 2010 was RMB234.7 million, which reflected share-based compensation expenses of RMB277.9 million. We recorded a net profit from continuing operations of RMB45.9 million in 2011, which reflected share-based compensation expenses of RMB42.0 million. Our net profit was RMB57.7 million (US$9.3 million) in 2012, which reflected share-based compensation expenses of RMB67.6 million (US$10.9 million). Our results of operations also reflect the effects of our acquisitions during the respective periods.

Our Service Offerings

We primarily generate revenues from providing hosting and related services and managed network services. We provide hosting and related services to house servers and networking equipment in our data centers and connect them through our data transmission network, and offer other hosting related value-added services. Our managed network services allow our customers to transmit data across the internet in a faster and more reliable manner through our smart routing optimization technology through our hosting area network and data transmission network. We also provide, as part of our hosting and related services business, cloud infrastructure services and content delivery network services.

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

•	CDN Services, or content delivery network services;

•	Cloud Infrastructure Services, also known as infrastructure as a service; and

•	Value-Added Services, including firewall services, server load balancing, data backup and recovery, data center management, server management, and backup server services.

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

Content Delivery Network Services

We also offer content delivery network services, or CDN services, primarily through Fastweb, a business we acquired in 2012. Our CDN product portfolio provides customers with a cost-effective solution to their data connection needs in China, improving the reliability, scalability, security and speed of their internet services.

Cloud Infrastructure Services

Our cloud infrastructure services allow businesses to run their applications over the internet using our IT infrastructure rather than having the infrastructure on their own premises. Instead of purchasing data center spaces, network equipment, servers and other computing equipment, customers can purchase a portion of the pooled computing resources, load applications onto virtual servers, and pay on an on-demand basis. We own the computing equipment and are responsible for housing, running and maintaining it.

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

Managed Network Services

Our managed network services are primarily offered in the form of bandwidth, which is optimized through our proprietary smart routing platform and supplemented by our hosting area network and our data transmission network. In September 2010, we acquired 51% equity interest in the Managed Network Entities to expand our managed network services business and we acquired the remaining 49% equity interest in December 2011. In October 2011, we acquired 100% equity interests in Gehua also to expand our managed network services business.

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

•

Route Optimization. In China, carriers generally operate their independent systems, and their networks are not connected with each other. Because we are connected to all major carriers, customers that use services from one carrier can reach users of other carriers through our network or through other internet hubs. Our proprietary system is a smart routing platform, which functions like an intelligent switchboard automatically selecting the best and fastest routes and directing traffic through our own or others’ networks. For example, from our data centers, we can direct data to the networks of China Telecom or China Unicom, or, when the networks of China Telecom and China Unicom are congested or otherwise experiencing problems, to our own transmission networks. Through our proprietary smart routing technology, we are able to optimize the connectivity of our network and deliver data in a fast and efficient manner.

Our Infrastructure

Our infrastructure, which consists of our data centers and data transmission network, is the foundation upon which we provide services to our customers. As of December 31, 2012, we operate 10 self-built data centers and 71 partnered data centers located in 42 cities throughout China, including all of China’s major internet hubs, with over 11,900 cabinets under management that house over 67,000 servers. In addition, we also offer container-based data center service. Our extensive network, consisting of private optical fibers and more than 450 POPs, is a “high-speed internet railway” that connects our data centers with each other links them to China’s telecommunication backbones.

Our Data Centers

We operate two types of data centers: self-built and partnered. We defined “self-built” data centers as those with our owned cabinets and data center equipment housed in buildings leased from third parties. We define “partnered” data centers as the data center space and cabinets we leased from China Telecom or China Unicom through agreements. As of December 31, 2012, we operate 10 self-built data centers housing 7,404 cabinets and 71 partnered data centers housing 4,513 cabinets.

The table below sets forth the number of data centers and cabinets under our management and the number of servers housed in our data centers as of December 31, 2010, 2011 and 2012.

	As of December 31,
	2010	2011	2012
Data Centers	47	63	81
Cabinets
Self-built	2,645	4,055	7,404
Partnered	3,105	3,761	4,513

Total	5,750	7,816	11,917

Servers	39,917	55,131	67,067

Our data centers are located in 42 cities in China as of the data of this report. Our nationwide network of data centers not only enables us to serve customers in extended geographic areas, but also establishes a national data transmission network that sets up connections among carriers and service providers in various locations.

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

Container Data Centers. In addition to conventional data centers, we also offer container-based data center services. One of the advantages of a container-based design is that the data center can easily be moved to other locations or facilities as the containers only require hookups for electricity, chilled water and network connectivity. Our containers are pre-populated with servers and support equipment, eliminating the need to unpack and install servers when the data centers move to a different location. Our container-based data center also features energy-efficient designs and has the potential to house 48 cabinets, or 1,116 servers. We plan to build and deploy more container-based data centers in the next few years.

Our Network

Our network transmits data and directs internet traffic mostly through private optical fibers, forming an internet highway system that is linked to the networks of major carriers, non-carriers and ISPs and enhances communications among our data centers, our customers and end users located throughout China and around the world. Our data centers are connected by our private optical fibers that include redundant connections with an estimated capacity of 1,135 gigabits per second to nearly all locations. As of December 31, 2012, our network connects more than 450 POPs throughout China with private optical fibers.

The table below sets forth the number of our POPs and our network service capacity as of the periods ended December 31, 2010, 2011 and 2012.

	As of and for the year ended December 31,
	2010	2011	2012
Number of POPs	267	340	458
Estimated Network Service Capacity*	295	518	1,135

*	By gigabits

Our network also features numerous interfaces with all seven telecommunication carriers in China, which are China Telecom, China Unicom, China Mobile, China Education Network, China Satcom, China Railcom (Tietong) and China Science and Technology Network. Our network is not only connected to the headquarters of each carrier, but also with their local networks throughout China.

Due to our high-quality data center infrastructure, extensive data transmission network and proprietary smart routing technologies, we are able to deliver high-performance hosting and managed network services that can effectively meet our customers’ business needs, improve interconnectivity among service providers and end users, and effectively address the issue of inadequate network interconnectivity in China.

Customers and Customer Support

Our Customers

We serve a diversified and loyal base of customers, ranging from internet companies to government entities, from blue-chip enterprises and small- to mid-sized enterprises, and spanning many different industries. As of December 31, 2012, we had 1,972 customers, including many leading Chinese and global companies operating in China. Given the breadth of our customer base, the largest single customer accounted for less than 5% of our total net revenues in any of the past three years. Revenue from our top five customers accounted for less than 14.5% of our total net revenues in 2012.

Among our 1,972 customers as of December 31, 2012, 30 are local subsidiaries of a telecommunication carrier in China. Because we negotiate with, maintain and support each of these entities as a separate customer due to the fact that each of them has the separate decision-making authority and services procurement budget, we count each of them as a separate customer. None of these customers on a stand-alone basis contributed more than 4% of our revenues in any given year but in the aggregate, they contributed 32%, 28% and 22% of our total revenues, respectively, in 2010, 2011 and 2012.

We have a loyal customer base, as evidenced by our low churn rate. Our average monthly churn rate as measured by monthly recurring revenues was 0.9%, 0.8% and 0.9% in 2010, 2011 and 2012. Our monthly recurring revenue from our top 20 customers in 2012 has increased from RMB39.4 million in December 2011 to RMB42.6 million (US$6.8 million) in December 2012.

Our experience in serving market leaders in various sectors also provides us with industry knowledge, operational expertise and credibility that we can leverage in cross-selling additional services to our existing and potential customers.

The following table sets forth some of the industries we serve and the leading customers in each industry identified below in terms of the monthly recurring revenue derived from each customer in 2012.

Search Engine/Portal	Rich Media	eCommerce	Social Networking	Online Gaming	Enterprises	Mobile internet
Baidu	Youku	Taobao	Qunar	YY	KDDI	UCWeb
Tencent	Ku6	Lashou	Renren	4399	Dubon	Beijie
ChinaHR	Vodone	Vancl	Jiayuan	70yx	CITICS	SKY-MOBI
Yicha	CCTV	Newegg	58	Tiancity	T-System	Hurray!

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

Consistent with our strong innovation culture, we devote significant resources to the research and development of our container-based data centers, our smart routing technology and other innovations. We plan to continue strengthening our research and development in cloud computing infrastructure service technologies. Our research and development efforts have yielded 37 patents, 34 patent applications and 48 software copyright registrations, all in China and related to different aspects of data center services. We intend to continue to devote a significant amount of time and resources to carry out our research and development efforts.

Technology and Intellectual Property

We use our proprietary smart routing technology to optimize network connectivity and overcome the inherent inadequacies in China’s telecommunication and internet infrastructure. Our smart routing technology continually monitors and analyzes the performance of all available routes and identifies the most appropriate pathway in real-time. In planning for and finding the optimized routing plan, our smart routing technology takes into consideration speed (latency), performance, route stability and pocket losses and dynamically responds with intelligent route adjustments in order to ensure that data is traveling along the fastest and most reliable route.

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

Competition

We face competition from a wide range of data center service providers, including:

•

Carriers. We face competition from state-owned telecommunication carriers, including China Telecom and China Unicom. According to IDC, carriers occupied 59.2% of the data center services market in 2011. In addition, both carriers operate their own networks. Competition is primarily focused on pricing, quality of services and geographic coverage. We believe we are well-positioned to compete with major carriers. Unlike China Telecom and China Unicom, which construct data centers primarily to help sell bandwidth, we provide connectivity to multiple networks in each of our carrier-neutral data centers, providing superior choice and performance. Our private network provides enhanced connectivity among different networks. In comparison, data centers operated by China Telecom and China Unicom generally provide access only to their own network and are often constrained by their networks’ coverage. Due to inadequate interconnectivity among China’s carriers’ networks, interconnectivity bottlenecks remain a major problem in China, contributing to slow transmission speeds across services and applications.

•

Carrier-neutral service providers. We face competition from other carrier-neutral service providers, such as ChinaNetCenter. Competition is primarily focused on pricing and the quality and breadth of service offerings. We distinguish ourselves by our superior interconnectivity, extensive data transmission network, large number of high-quality data centers, and superior operations, maintenance and other customer services.

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

Regulations on Value-Added Telecommunications Business and Data Center Services

Among all of the applicable laws and regulations, the Telecommunications Regulations of the People’s Republic of China, or the Telecom Regulations, implemented on September 25, 2000, is the primary governing law, and sets out the general framework for the provision of telecommunication services by domestic PRC companies. Under the Telecom Regulations, telecommunications service providers are required to procure operating licenses prior to their commencement of operations. The Telecom Regulations distinguish “basic telecommunications services” from “value-added telecommunications services.” Value-added telecommunications services are defined as telecommunications and information services provided through public networks. A “Catalog of Telecommunications Business” or the Catalog, was issued as an attachment to the Telecom Regulations to categorize telecommunications services as either basic or value-added. In February 2003, the Catalog was updated, categorizing online data and transaction processing, on-demand voice and image communications, domestic internet virtual private networks, data centers, message storage and forwarding (including voice mailbox, e-mail and online fax services), call centers, internet access, and online information and data search as value-added telecommunications services.

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

Currently, Langfang Xunchi holds a Value Added Technology License issued by Hebei Province Communications Administration on April 10, 2012 with a term effective until April 10, 2017. It is permitted to carry out its data center business under the first category of “value-added telecommunications business” in

Langfang. 21Vianet Beijing holds a Cross-Regional Value Added Technology license issued by the MIIT on January 17, 2012 with a term effective until January 17, 2017 under the first category of the “value-added telecommunications business.” As specified in this Cross-Regional VAT license, 21Vianet Beijing is permitted to carry out the data center services across nine cities in China. Gehua holds a Value Added Technology License issued by Guangzhou Communications Administration on December 29, 2011 with a term effective until December 20, 2016. It is permitted to carry out its internet access service business and internet information service business under the second category of “value-added telecommunications business” in Guangdong Province. CYSD holds a Value Added Technology License issued by Beijing Communications Administration on April 25, 2011. It is permitted to carry out its internet access service business under the second category of “value-added telecommunications business” in Beijing. Beijing Tianwang holds a Value Added Technology License issued by the Beijing Communications Administration on October 13, 2012 with a term effective until December 12, 2014. It is permitted to carry out its internet access business under the second category of “value-added telecommunications business” in Beijing. Beijing Tianwang also holds a Cross-Regional Value Added Technology License issued by the MIIT on January 7, 2013 with a term effective until January 7, 2018. It is permitted to carry out its virtual private network services under the first category of “value-added telecommunications business” across 25 cities in China.

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

Moreover, Circular 75 and the relevant SAFE regulations apply retroactively. As a result, PRC residents who have established or acquired control of offshore companies that have made onshore investments in the PRC in the past are required to complete the relevant registration with the local SAFE branch. Failure to comply with the registration procedures set forth in Circular 75 and relevant SAFE regulations may result in restrictions on the foreign exchange activities of the relevant foreign-invested enterprises, including the payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate and the capital injection by the offshore parent, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations. See “Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners to personal liability and limit our ability to acquire PRC companies, to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise materially and adversely affect us.”

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

On February 15, 2012, the SAFE promulgated Circular 7, replacing the Application Procedure of Foreign Exchange Administration for PRC Residents Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Company promulgated in March 2007. Circular 7 is applicable to domestic directors, supervisors, senior management and other employees of an overseas-listed domestic company, PRC subsidiaries or branches of an overseas-listed company and any PRC entities which are directly or indirectly controlled by an overseas-listed company, or Domestic Company, including PRC citizens and foreign citizens who have resided in the PRC for one year or more, or PRC Residents. Under Circular 7, PRC Residents who participate in a share incentive plan of an overseas publicly listed company are required, through the Domestic Company or a PRC agent, or Domestic Agent, to complete certain procedures and transactional foreign exchange matters under the stock incentive plan upon the examination by, and the approval of, SAFE or its authorized local counterparts; the Domestic Agent is required to register relevant information of the stock incentive plan with the authorized local counterparts of SAFE within three business days of each quarter and is also required to complete foreign exchange cancellation procedures within twenty business days after termination of the stock incentive plan.

On July 16, 2010, our board of directors adopted our 2010 share incentive plan which was subsequently amended on January 14, 2011 and July 6, 2012. Under the amended 2010 share incentive plan, we may issue employee stock options to our qualified employees and directors on a regular basis. After our initial public offering, we have advised our employees and directors participating in the 2010 share incentive plan to handle foreign exchange matters in accordance with Circular 7. However, we cannot assure you that our PRC individual beneficiary owners and the stock options holders can successfully register with the SAFE in full compliance with Circular 7. PRC individuals and PRC companies in violation of Circular 7 will be punished by the SAFE, according to the Regulation of the People’s Republic of China on Foreign Exchange Administration, Detailed Rules for the Implementation of the Measures for the Administration of Individual Foreign Exchange and other regulations.

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

In addition, SAFE Circular 142 regulates the conversion by foreign-invested enterprises of foreign currency into Renminbi by restricting how the converted Renminbi may be used. SAFE Circular 142 requires that Renminbi converted from the foreign currency-denominated capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the relevant government authority and may not be used to make equity investments in PRC, unless specifically provided otherwise. The SAFE further strengthened its oversight over the flow and use of Renminbi funds converted from the foreign currency-denominated capital of a foreign-invested enterprise. The use of such Renminbi may not be changed without approval from the SAFE, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used. Any violation of SAFE Circular 142 may result in severe penalties, including substantial fines.

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

The following diagram illustrates our current corporate structure of our principal operating entities:

(1)	Mr. Sheng Chen and Mr. Jun Zhang, our co-founders, hold approximately 70% and 30% of the equity interests in 21Vianet Technology, respectively, and are parties to the contractual agreements through which we conduct our operations in China.

Contractual Arrangements with Our Variable Interest Entity

PRC laws and regulations currently restrict foreign ownership of telecommunications value-added business. Because we are a Cayman Islands company, we are classified as a foreign enterprise under PRC laws and regulations and our wholly-owned PRC subsidiary, 21Vianet China, is considered as a wholly foreign-invested enterprise. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements among 21Vianet China, 21Vianet Technology and the shareholders of 21Vianet Technology. 21Vianet Technology is approximately 70% owned by Sheng Chen, our chairman and chief executive officer and 30% owned by Jun Zhang, our chief operating officer. Sheng Chen and Jun Zhang are PRC citizens and therefore, 21Vianet Technology is considered as a domestic company under the PRC laws. For the years ended December 31, 2010, 2011 and 2012, our variable interest entity and its subsidiaries contributed all of our total net revenues.

We have relied and expect to continue to rely, on our consolidated affiliated entities to operate our telecommunications value-added business in China as long as PRC laws and regulations do not allow us to directly operate such business in China. Our contractual arrangements with 21Vianet Technology and its shareholders enable us to:

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

Our contractual arrangements with 21Vianet Technology and its shareholders are described in further detail as follows:

Agreements that Provide Us Effective Control

Share Pledge Agreement. On February 23, 2011, 21Vianet China entered into a share pledge agreement with 21Vianet Technology and each of its shareholders. Pursuant to the share pledge agreement, each of the shareholders pledged his shares in 21Vianet Technology to 21Vianet China in order to secure the shareholders’ payment obligations under the loan agreement. Each shareholder also agreed not to transfer or create any other security or restriction on the shares of 21Vianet Technology without the prior consent of 21Vianet China. 21Vianet China, at its own discretion, is entitled to acquire each shareholder’s equity interests in 21Vianet Technology as permitted by PRC laws. We have registered the pledges of the equity interests in 21Vianet Technology with the local branch of the State Administration for Industry and Commerce.

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

Optional Share Purchase Agreement. The optional share purchase agreement is entered into among 21Vianet China, 21Vianet Technology, 21Vianet Beijing and the shareholders of 21Vianet Technology on December 19, 2006. Pursuant to the agreement, the shareholders irrevocably grant 21Vianet China or its designated persons the sole option to acquire from the shareholders or 21Vianet Technology all or any part of the equity interests in 21Vianet Technology and 21Vianet Beijing when permissible under PRC laws. 21Vianet Technology and 21Vianet Beijing made certain covenants to maintain the value of the equity interests, including but not limited to, engage in the ordinary course of business and refrain from making loans and entering into agreements exceeding the value of RMB200,000 with the exception of transactions made in the ordinary course of business. The term of the agreement is 10 years, expiring on December 18. 2016, which is renewable at the sole discretion of 21Vianet China.

Agreements that Transfer Economic Benefits from our Variable Interest Entity to Us or Absorb Losses

Loan Agreement. 21Vianet China and the shareholders of 21Vianet Technology entered into a loan agreement on January 28, 2011. Pursuant to the agreements, 21Vianet China has provided interest-free loan facilities of RMB7.0 million and RMB3.0 million, respectively, to the shareholders of 21Vianet Technology, Sheng Chen and Jun Zhang, which was used to provide capital to 21Vianet Technology to develop our data center and telecommunications value-added business and related businesses. There is no fixed term for the loan. To repay the loans, the shareholders of 21Vianet Technology are required to transfer their shares in 21Vianet Technology to 21Vianet China or any entity or person designated by 21Vianet China, as permitted under PRC laws. The shareholders of 21Vianet Technology also undertake not to transfer all or part of their equity interests in 21Vianet Technology to any third party, or to create any encumbrance, without the written permission from 21Vianet China. In addition, we will provide unlimited financial support to 21Vianet Technology for its operations and agreed to forego the right to seek repayment in the event 21Vianet Technology is unable to repay such funding.

Exclusive Technical Consulting and Services Agreement. On July 15, 2003, 21Vianet China and 21Vianet Technology entered into an exclusive service agreement, which was superseded by a new exclusive technical consulting and service agreement entered into among 21Vianet China, 21Vianet Technology and 21Vianet Beijing on December 19, 2006. 21Vianet China agreed to provide 21Vianet Technology and 21Vianet Beijing with exclusive technical consulting and services, including internet technology services and management consulting services. 21Vianet Technology and 21Vianet Beijing agreed to pay an hourly rate of RMB1,000 and the rate is subject to adjustment at the sole discretion of 21Vianet China. 21Vianet Technology and 21Vianet Beijing agreed that they will not accept similar or comparable service arrangements that may replace the services provided by 21Vianet China without prior written consent of 21Vianet China. 21Vianet China is entitled to have sole and exclusive ownership of all rights, title and interests to any and all intellectual property rights arising from the provision of services. The term of this agreement is 10 years, expiring on December 18, 2016. This agreement is renewable at the sole discretion of 21Vianet China.

In the opinion of King & Wood Mallesons, our PRC legal counsel, each of the contracts under the contractual arrangements among us, 21Vianet China, 21Vianet Technology and the shareholders of 21Vianet Technology governed by PRC law is valid, legal binding and enforceable to each party of such agreements under PRC laws and regulations, and will not result in any violation of PRC laws or regulations currently in effect.

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities, in particular the MIIT, which regulates providers of telecommunications value-added services and other participants in the PRC telecommunications industry, and the Ministry of Commerce, will not in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our value-added services in China do not comply with PRC government restrictions on foreign investment in the telecommunications industry, we could be subject to severe penalties including being prohibited from continuing our operations. See “Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the arrangements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in the telecommunications business or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” In addition, these contractual arrangements may not be as effective in providing us with control over 21Vianet Technology as would direct ownership of 21Vianet Technology. See “Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with our variable interest entity and its shareholders for our China operations, which may not be as effective as direct ownership in providing operational control.”

D. Property, Plants and Equipment

Our headquarters are located at M5, 1 Jiuxianqiao East Road, Chaoyang District, Beijing, the People’s Republic of China. We lease facilities for our office space in Beijing, Shanghai, Guangzhou, Shenzhen, Xi’an and Hangzhou. Our office leases generally have terms ranging from one to ten years and may be renewed upon expiration of the lease terms. As of December 31, 2012, our offices occupied an aggregate of 10,811 square meters of leased space.

In Beijing, we also lease facilities for our self-built data centers located: (i) in the Chaoyang District, through three lease agreements with BOE Technology Group Co., Ltd., (ii) in the Beijing Economic and Technological Development Zone, through a lease agreement with Beijing Tengfei Boda Real Estate Development Co., Ltd., and (iii) in the Daxing District, through a lease agreement with Beijing Xingguang Tuocheng Investment Co., Ltd. These leases provide an aggregate of approximately 55,800 square meters of leased space and hosted a total of 1,043 cabinets as of December 31, 2012. The three leases with BOE Technology Group Co., Ltd. have a term of five years, eight years and three years, respectively, expiring on April 30, 2015, August 31, 2019 and March 31, 2015, respectively. The two leases with BOE Technology Group Co., Ltd. with a term of five years and eight years, respectively, may be renewed upon mutually agreed-upon terms before they expire. We enjoy pre-emptive right to renew the lease under the lease agreement with BOE Technology Group Co., Ltd. with a term of three years. The lease with Beijing Tengfei Boda Real Estate Development Co., Ltd. has a term of ten years expiring on August 31, 2021, subject to our pre-emptive right to renew the lease. The lease with Beijing Xingguang Tuocheng Investment Co., Ltd. has a term of twenty years expiring on February 28, 2033, subject to our pre-emptive right to renew the lease.

In Shenzhen, we also lease facilities for our self-built data centers located in the Nanshan District, through two lease agreements with Shenzhen Merchants Property Development Co., Ltd., which provide an aggregate of 2,526 square meters of leased space and hosted a total of 455 cabinets as of December 31, 2012. The leases both have a term of 47 months expiring on September 30, 2015.

In Shanghai, we also lease facilities for our self-built data centers located in the Baoshan District, through a lease agreement with Shanghai Cloud Century Co., Ltd., which provides an aggregate of 10,409 square meters of leases space and hosted a total of 1,387 cabinets as of December 31, 2012. The lease has a term of 18 years expiring on May 12, 2030.

In Hangzhou, we also lease facilities for our self-built data centers, offices and research centers located in Hangzhou Economic Development Zone, through a lease agreement with Hangzhou Economic and Development Zone Qiantang Real Estate Development Co., Ltd., which provides an aggregate of 11,020 square meters of leased space. The lease has a term of 20 years expiring on July 31, 2031, subject to our pre-emptive right to renew the lease.

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

A. Operating Results

Overview

We are the largest carrier-neutral internet data center services provider in China as measured by revenues in 2011, according to data released by IDC, an independent third-party research firm. We host our customers’ servers and networking equipment and provide interconnectivity to improve the performance, availability and security of their internet infrastructure. We also provide managed network services to enable customers to deliver data across the internet in a faster and more reliable manner through our extensive data transmission network and our proprietary smart routing technology. We believe that the scale of our data center and networking assets positions us well to capture opportunities and become a leader in the rapidly emerging market for cloud computing infrastructure services in China.

We have benefited from our premium data centers and extensive interconnected nationwide data transmission network, diversified and loyal customer base and our strong focus on customer satisfaction and technological innovation. Going forward, we expect that we will continue to benefit from the growth of China’s data center services market. However, we also face risks and uncertainties, including those relating to our ability to successfully implement our expansion plan, our integration of newly acquired businesses, our competition with, and dependency on, China Telecom and China Unicom, our ability to attract new customers and retain existing customers and our ability to control costs as a result of being a public company. In particular, we plan to increase the aggregate number of cabinets under our management from 11,917 cabinets as of December 31, 2012 to more than 20,000 cabinets by the end of 2013 through adding new self-built data centers and partnered data centers. We also plan to expand our CDN services as part of our hosting business. If we are not able to successfully implement our expansion plan or our planned expansion does not achieve the desired results, our business and results of operations could be materially and adversely affected.

As part of our business expansion strategy to expand our managed network services, we acquired 51% equity interest in the Managed Network Entities in September 2010 and we acquired the remaining 49% equity interest in each of the Managed Network Entities in December 2011. We also acquired 100% equity interest in Gehua in October 2011. Therefore, the results of operations of the Managed Network Entities and Gehua were consolidated into our results of operations.

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

Our net revenues increased from RMB525.2 million in 2010, to RMB1.0 billion in 2011 and to RMB1.5 billion (US$244.6 million) in 2012, representing a CAGR of 70.4% from 2010 to 2012. The total number of cabinets under our management increased from 5,750 as of December 31, 2010, to 7,816 as of December 31, 2011 and to 11,917 as of December 31, 2012. Our average monthly recurring net revenues increased from RMB41.9 million in 2010 to RMB82.0 million in 2011 and to RMB125.2 million (US$20.0 million) in 2012. Our net loss from continuing operations in 2010 was RMB234.7 million, which included share-based compensation expenses of RMB277.9 million. We recorded a net profit from continuing operations of RMB45.9 million in 2011, which reflected share-based compensation expenses of RMB42.0 million. We recorded a net profit from continuing operation of RMB57.7 million (US$9.3 million) in 2012, which reflected share-based compensation of RMB67.6 million (US$10.9 million).

Factors Affecting Our Results of Operations

Our business and results of operations are generally affected by the development of China’s data center services market. We have benefited from the rapid growth of China’s data center services market during the recent years. According to IDC, the total China internet data center services market was US$1.3 billion in 2011, a 43.4% increase over US$0.9 billion in 2010, and is expected to reach US$3.9 billion by 2016, representing a five-year CAGR of 25.5%. However, any adverse changes in the data center services market in China may harm our business and results of operations.

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

Number of Cabinets under Management and Cabinet Utilization Rate

Our revenues are directly affected by the number of cabinets under management and the utilization rates of these cabinet spaces. We had 5,750, 7,816 and 11,917 cabinets under management as of December 31, 2010, 2011 and 2012, respectively. Our average monthly cabinet utilization rates were 78.8%, 80.6% and 66.3% in 2010, 2011 and 2012, respectively. Our future results of operations and growth prospects will largely depend on our ability to increase the number of cabinets under management while maintaining optimal cabinet utilization rate. With the rapid growth of China’s internet industry, demand for cabinet spaces has increased significantly and we do not always have sufficient self-built capacity to meet such demand. It usually takes six to eight months to build a data center together with cabinets and equipment installed. To meet our customers’ immediate demand, we may partner with China Telecom or China Unicom and lease cabinets from them. Due to the time needed to build data centers and the long-term nature of these investments, if we over-estimate the market demand for cabinets, it will lower our cabinet utilization rate and negatively affect our results of operations.

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

We use “monthly recurring revenues” to measure those revenues recognized on a fixed and recurring basis each month. Recurring revenues have comprised more than 95% of our total revenues for each of the months during the past three years. Our average monthly recurring revenues increased from RMB41.9 million in 2010 to RMB82.0 million in 2011 and to RMB125.2 million (US$20.0 million) in 2012.

We use “churn rate” to measure the reduction of monthly revenues as a percentage of total monthly recurring revenues of the previous month that are attributable to the non-renewal or termination of customer contracts. Our average monthly average churn rates as measured by monthly recurring revenues were 0.9%, 0.8% and 0.9% in 2010, 2011 and 2012, respectively.

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

Expansion of Managed Network Services

We started offering managed network services in 2008 and revenues derived from managed network services constituted 28.6%, 39.8% and 43.1% of our total net revenues in 2010, 2011 and 2012, respectively. Our revenues from managed network services have increased from RMB150.3 million in 2010 to RMB406.3 million 2011 and RMB657.3 million (US$105.5 million) 2012. As part of our business expansion strategy to expand our managed network services, we acquired 51% equity interest in the Managed Network Entities in September 2010 and the remaining 49% equity interest in December 2011. We also acquired 100% equity interest in Gehua in October 2011. We believe our managed network services will benefit from the growing market demands for faster data transmission and better interconnection, and we will see significant revenue growth attributable to our managed network service in the coming years.

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

	For the Year Ended December 31,
	2010		2011		2012
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Net revenues:
Hosting and related services	374,946	71.4	614,612	60.2	866,882	139,144	56.9
Managed network services	150,257	28.6	406,317	39.8	657,276	105,500	43.1

Total net revenues	525,203	100.0	1,020,929	100.0	1,524,158	244,644	100.0

Hosting and Related Services

Historically, hosting and related services have been our primary sources of revenues. Hosting and related services include managed hosting services, interconnectivity services, content delivery services and value-added services. Revenues from our hosting and related services were RMB374.9 million, RMB614.6 million and RMB866.9 million (US$139.1 million) in 2010, 2011 and 2012, respectively, representing 71.4%, 60.2% and 56.9% of our total net revenues in the respective periods.

We generally enter into contracts with our customers with terms ranging from one to three years and most of our customer contracts have an automatic renewal provision. Customers generally pay our service fees on a monthly basis according to the amount of hosting spaces, the bandwidth and other value-added services they used or leased in the previous month.

Managed Network Services

Revenues from our managed network services have significantly increased both in absolute amounts as a percentage of our total net revenues. Revenues from our managed network services were RMB150.3 million, RMB406.3 million and RMB657.3 million (US$105.5 million) in 2010, 2011 and 2012, respectively, representing 28.6%, 39.8% and 43.1% of our total net revenues in the respective periods.

Our managed network services help our customers optimize the internet routing experience through our proprietary routing technology and our extensive data transmission network. Contracts with customers of our managed network services generally have one-year terms with an automatic renewal provision. We charge our customers a monthly fee for the bandwidth optimized through our managed network services.

Cost of Revenues

Our cost of revenues primarily consists of telecommunications cost, and other costs. The following table sets forth, for the periods indicated, our cost of revenues, in absolute amounts and as a percentage of our total net revenues:

	For the Year Ended December 31,
	2010		2011		2012
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Cost of revenues:
Telecommunications costs	322,701	61.5	600,321	58.8	887,173	142,401	58.2
Others	74,157	14.1	144,050	14.1	211,304	33,917	13.9

Total cost of revenues	396,858	75.6	744,371	72.9	1,098,477	176,318	72.1

Telecommunications costs refer to expenses incurred in acquiring telecommunication resources from carriers for our data centers, including bandwidth and cabinet leasing costs. Cabinet leasing costs cover rentals, utilities and other costs associated with the cabinets we lease from our partnered data centers. Our other costs of revenues include utilities costs for our self-built data centers, depreciation and amortization, payroll and other compensation costs and other miscellaneous items related to our service offerings.

We expect that our cost of revenues will continue to increase as our business expands, both organically and as a result of acquisitions. Additionally, we anticipate recording significant expenses related to the amortization of the intangible assets that we have acquired through acquisitions as these intangible assets are amortized over their remaining useful lives.

Operating Expenses

Our operating expenses consist of sales and marketing expenses, general and administrative expenses and research and development expenses. The following table sets forth our operating expenses for our continuing operations, both as an absolute amount and as a percentage of total net revenues for the periods indicated.

	For the Year Ended December 31,
	2010		2011		2012
	RMB	% of Net Revenues	RMB	% of Net Revenues	RMB	US$	% of Net Revenues
	(in thousands, except percentages)
Operating expenses:

Sales and marketing expenses (1)	51,392	9.8	80,885	7.9	109,871	17,636	7.2
General and administrative expenses (1)	282,298	53.7	82,926	8.1	153,512	24,640	10.1
Research and development expenses (1)	19,924	3.8	34,657	3.4	63,929	10,261	4.2
Changes in the fair value of contingent purchase consideration payable	7,537	1.4	63,185	6.2	17,430	2,798	1.1

Total Operating Expenses (1)	361,151	68.7	261,653	25.6	344,742	55,335	22.6

(1)	Includes share-based compensation expense as follows:

	2010	2011	2012
	RMB	RMB	RMB	US$
	(in thousands)
Allocation of share-based compensation expenses:
Sales and marketing expenses	11,884	5,763	10,508	1,687
General and administrative expenses	254,936	31,420	47,749	7,664
Research and development expenses	6,416	2,619	4,858	780

Total share-based compensation expenses	273,236	39,802	63,115	10,131

Sales and Marketing Expenses

Our sales and marketing expenses primarily consist of compensation and benefit expenses for our sales and marketing staff, including share-based compensation expenses, as well as advertisement and agency service fees. Our sales and marketing expenses also include office-related expenses and business development expenses associated with our sales and marketing activities. To a lesser extent, our sales and marketing expenses include depreciation of equipment used associated with our selling and marketing activities. As our business expands, both organically and as a result of acquisitions, we expect to increase the headcount of our sales and marketing staff and as a result, increase our sales and marketing expenses.

General and Administrative Expenses

Our general and administrative expenses primarily consist of compensation and benefits paid to our management and administrative staff, including share-based compensation expenses, the cost of third-party professional services, and depreciation and amortization of property and equipment used in our administrative activities. Our general and administrative expenses, to a lesser extent, also include office rent, office-related expenses, and expenses associated with training and team building activities. We expect that our other general and administrative expense items, such as salaries paid to our management and administrative staff as well as professional services fees, will increase as we expand our business, both organically and as a result of acquisitions.

Research and Development Expenses

Our research and development expenses primarily include salaries, employee benefits, share-based compensation expenses and other expenses incurred in connection with our technological innovations, such as container-based data centers and our proprietary smart routing technology. We anticipate that our research and development expenses will continue to increase as we devote more resources to develop and improve technologies, improve operating efficiencies and enhance our service offerings, including public cloud services.

Share-Based Compensation Expenses

We recorded share-based compensation expenses in connection with share options and RSUs granted under our 2010 share incentive plan. As of the date of this annual report, we have granted options to purchase 16,909,914 ordinary shares and 817,722 RSUs to our employees, directors and consultants issued and outstanding. We recorded share-based compensation expenses in the amount of RMB63.1 million (US$10.1 million) in 2012 in connection with our share-based incentive grants, as compared to RMB39.8 million in 2011.

Amortization Expenses for Intangible Assets

Although amortization expenses for intangible assets have not been a significant factor affecting our results of operations, such amortization expenses have increased recently. In 2010, 2011 and 2012, our amortization expenses were RMB11.4 million, RMB30.1 million and RMB35.4 million (US$5.7 million), respectively. Primarily due to our acquisition of Gehua and Fastweb, our intangible assets increased from RMB157.1 million as of December 31, 2010 to RMB159.4 million as of December 31, 2011 and to RMB303.9 million (US$48.8 million) as of December 31, 2012.

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

Hong Kong

Our Hong Kong subsidiaries, 21Vianet HK and Hongkong Fastweb Holdings Co., Limited, are subject to Hong Kong profits tax rate of 16.5% for the three years ended December 31, 2010, 2011 and 2012. We have not made a provision for Hong Kong profits tax in the consolidated financial statements because 21Vianet HK and Hongkong Fastweb Holdings Co., Limited had no assessable profits in the years ended December 31, 2010, 2011 and 2012.

PRC

Our PRC subsidiaries are subject to PRC EIT on the taxable income in accordance with the relevant PRC income tax laws.

On March 16, 2007, the National People’s Congress enacted the New EIT Law, effective on January 1, 2008. The New EIT Law unified the previously-existing separate income tax laws for domestic enterprises and foreign invested enterprises and adopted a unified 25% EIT rate applicable to all resident enterprises in China, except for certain entities established prior to March 16 that are eligible for their existing preferential tax incentives, adjusted by certain transitional phase-out rules promulgated by the State Council on December 26, 2007. In addition, certain enterprises may enjoy a preferential EIT rate of 15% under the New EIT Law if they qualify as High and New Technology Enterprise, or HNTE, subject to various qualification criteria.

In April 2009, 21Vianet Beijing received an approval of a six-year tax holiday effective from January 1, 2006, which allows it to utilize a three-year 100% tax exemption followed by a three-year 50% reduced EIT rate. In December 2008, 21Vianet Beijing also received an approval as an HNTE and became eligible for a 15% preferential tax rate effective from 2008 to 2010. In September 2011, 21Vianet Beijing renewed its HNTE status and became eligible for a 15% preferential tax rate effective from 2011 and 2014. In accordance with the New EIT Law, an enterprise awarded with HNTE status may enjoy a reduced EIT rate of 15%. However, in the event that any of the various provisions of the transitional preferential EIT policies, the New EIT Law and its implementing regulations overlap, an enterprise may choose the most favorable policy at its sole and absolute discretion. 21Vianet Beijing chose to apply the tax holiday for the years ended December 31, 2010 and 2011 and enjoyed a preferential tax rate of 12.5%. For the year ended December 31, 2012, 21Vianet Beijing chose to apply the 15% preferential tax rate.

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

In July 2012, Gehua also received an approval as an HNTE and became eligible for a 15% preferential tax rate effective from 2012 to 2015.

In June 2009, Fastweb BJ received an approval as an HNTE and became eligible for a 15% preferential tax rate effective from 2009 to 2011, and for an additional three years thereafter if it is able to meet the technical and administrative requirements for HNTE in those three years. Fastweb BJ’s HNTE certificate expired as of December 31, 2011 and a renewed certificate was issued in May 2012, which will expire on December 31, 2014.

Our other PRC subsidiaries were subject to an EIT rate of 25% for the years ended December 31, 2010, 2011 and 2012.

Under the New EIT Law, dividends paid by PRC enterprises out of profits earned after 2007 to non-PRC tax resident investors are subject to PRC withholding tax of 10%. A lower withholding tax rate may be applied based on applicable tax treaty with certain countries.

The New EIT Law also provides that enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC are considered PRC tax resident enterprises and subject to PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. As of December 31, 2012, no detailed interpretation or guidance has been issued to define “place of effective management.” Furthermore, as of December 31, 2012, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. We believe we are not a PRC resident enterprise. However, if we are deemed to be a PRC resident enterprise, we would be subject to PRC tax under the New EIT Law. We have analyzed the applicability of this law as of December 31, 2012, and recorded a liability for the uncertain tax positions. We will continue to monitor changes in the interpretation or guidance of this law.

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

Revenue Recognition

We host our customers’ servers and networking equipment, improving the performance, availability and security of their internet services. We also provide managed network services to enable our customers to deliver data across the internet in a faster and more reliable manner through extensive data transmission network and smart routing technology.

Consistent with the criteria of Staff Accounting Bulletin No. 104, Revenue Recognition, we recognize revenue from sales of these services when there is a signed sales agreement with fixed or determinable fees, services have been provided to the customer and collection of the resulting customer’s receivable is reasonably assured.

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

Business tax on revenues earned from provision of services to customers is recorded as a deduction from gross revenue to derive net revenue in the same period in which the related revenue is recognized. Except for 21Vianet (Xi’an) Technology Co., Ltd., which is subject to 5% business tax rate on their revenues, all other PRC subsidiaries and consolidated affiliated entities are subject to a 3% business tax rate. The business tax expenses for the years ended December 31, 2010, 2011 and 2012 amounted to approximately RMB20.5 million, RMB42.2 million and RMB56.1 million (US$9.0 million), respectively.

Fair Value of Financial Instruments

Our financial instruments include cash and cash equivalents, short-term investments, restricted cash, accounts receivable, other receivables, short-term bank borrowings, accounts payable, balances with related parties, other payables and long-term bank borrowings. Other than our long-term bank borrowings, the carrying values of these financial instruments approximate their fair values due to their short-term maturities. The long-term bank borrowings approximate their fair values as they bear interest rates which approximate market interest rates.

The contingent consideration in both cash and shares are initially measured at fair value of the date of acquisition of the Managed Network Entities, Gehua and Fastweb and subsequently remeasured at the end of each reporting period with any adjustment to the fair value recorded to the current period expense. With the assistance of an independent third party valuation firm, we determined the estimated fair value of our preferred shares, the contingent consideration in both cash and shares that are recognized in the consolidated financial statements.

Consolidation of Variable Interest Entity

PRC laws and regulations currently restrict foreign ownership of PRC companies that engage in value-added telecommunications services, including content and application delivery services. To comply with the foreign ownership restriction, we conduct our business in China through contractual arrangements. 21Vianet Technology has contractual arrangements with 21Vianet China, and its respective shareholders. See “—C. Organizational Structure”. 21Vianet Beijing, subsidiary of 21Vianet Technology, holds a Cross-Regional VAT licenses to carry out the data center services across nine cities in China. We exercise effective control over 21Vianet Technology through a series of contractual arrangements, including: (i) an irrevocable power of attorney, under which each shareholder of 21Vianet Technology appointed 21Vianet China or a person designated by 21Vianet China as his/her attorney-in-fact to attend shareholders’ meeting of 21Vianet Technology and exercise all the shareholder’s voting rights; (ii) a loan agreement pursuant to which we agree to give unlimited financial support to 21Vianet Technology; and (iii) an exclusive technical consulting and services agreement, where we receive substantially all of the economic benefits of 21Vianet Technology in consideration for the services provided by 21Vianet China and we are considered the primary beneficiary of 21Vianet Technology. Accordingly, 21Vianet Technology is our variable interest entity under U.S. GAAP and we consolidate its result in our consolidated financial statements. We have confirmed with King and Wood Mallesons, our PRC legal counsel, on the compliance and validity of each of the contractual agreements under PRC laws and regulations. However, any change in PRC laws and regulations may affect our ability to effectively control 21Vianet Technology and preclude us from consolidating 21Vianet Technology in the future.

Business Combinations

In 2009, we adopted ASC 805, Business Combinations, which revised the accounting guidance in FASB Statement No. 141, Business Combinations that we were required to apply to our acquisition of Shanghai Guotong Network Co., Ltd., or Shanghai Guotong, in June 2007. We acquired the Managed Network Entities, Gehua, 21V Xi’an and Fastweb in September 2010, October 2011, July 2012 and September 2012, respectively, and have accounted for these acquisitions pursuant to ASC 805. ASC 805 requires us to recognize separately from goodwill the assets acquired and the liabilities assumed at their acquisition date fair values. Goodwill as of the acquisition date is measured as the excess of consideration transferred and the net of the acquisition date fair values of the assets acquired and the liabilities assumed. In cases where we acquire less than 100% ownership interest, we will derive the fair value of the acquired business as a whole, which will typically include a control premium and subtract the consideration transferred by us for the controlling interest to identify the fair value of the noncontrolling interest. In addition, the share purchase agreements entered into may contain contingent consideration provisions obligating us to pay additional purchase consideration, upon the acquired business’s achievement of certain agreed upon operating performance based milestones. Under ASC 805, these contingent consideration arrangements are required to be recognized and measured at fair value at the acquisition date as either a liability or as an equity instrument, with liability instruments being required to be remeasured at each reporting period through the results of our operations until such time as to when the contingency is resolved.

For example, in connection with our acquisition of the Managed Network Entities, Gehua and Fastweb, we determine the estimated fair value of acquired identifiable intangible and tangible assets as well as assumed liabilities with the assistance of an independent third party valuation firm. We derive estimates of the fair value of assets acquired and liabilities assumed using reasonable assumptions based on historical experiences and on the information obtained from management of the acquired companies. Critical estimates in valuing certain of the acquired intangible assets required us to but were not limited to the following: deriving estimates of future expected cash flows from the acquired business, the determination of an appropriate discount rate, deriving assumptions regarding the period of time that the acquired vendor contracts and customer relationship arrangements would continue and the initial measurement and recognition of any contingent consideration arrangements and the evaluation of whether contingent consideration arrangement is in substance compensation for future services. Unanticipated events may occur which may affect the accuracy or validity of such assumptions or estimates.

In case where we acquired the remaining interest in a subsidiary once we have obtained control, such transaction is accounted for as an equity transaction where the difference between the fair value of the purchase consideration and the carrying amount of the non-controlling interests recorded in additional paid-in capital.

Goodwill

We assess goodwill for impairment in accordance with ASC 350-20, Intangibles—Goodwill and Other: Goodwill, which requires that goodwill be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20.

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. Our goodwill at December 31, 2011 and 2012 were related to its acquisitions of SH Guotong, the Managed Network Entities, Gehua and Fastweb. In accordance with ASC 350, Goodwill and Other Intangible Assets, recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present.

The performance of the impairment test in accordance to ASC 350 involves a two-step process. The first step of the impairment test involves comparing the fair value of the reporting unit with its carrying amount, including goodwill. Fair value is primarily determined by computing the future discounted cash flows expected to be generated by the reporting unit. If the reporting unit’s carrying value exceeds its fair value, goodwill may be impaired. If this occurs, the Company performs the second step of the goodwill impairment test to determine the amount of impairment loss.

The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit’s goodwill. If the implied goodwill fair value is less than its carrying value, the difference is recognized an impairment loss.

In accordance with ASC 350, we assigned and assessed goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. We have determined it has one reporting unit, which is also its only operating segment. Goodwill that has arisen as a result of the acquisitions of SH Guotong, the Managed Network Entities, Gehua and Fastweb was assigned to this reporting unit.

In 2012, we have elected to assess goodwill for impairment using the two-step process. As of October 1, 2012, we completed our annual impairment test for goodwill that has arisen out of the acquisitions of SH Guotong, the Managed Network Entities, Gehua. We determined the fair value of the reporting unit using the income approach based on the discounted expected cash flows associated with the reporting unit. The discounted cash flows for the reporting unit were based on six year projections. Cash flow projections were based on past experience, actual operating results and management best estimates about future developments as well as certain market assumptions. Cash flows after six years were estimated using a terminal value calculation, which considered terminal value growth at 3%, considering the long term revenue growth for entities in a similar industry in the PRC. The discount rate of approximately 13.5% was derived and used in the valuations which reflect the market assessment of the risks specific to us and our industry and is based on its weighted average cost of capital. The resulting fair value of the reporting unit was higher than its carrying value, and as such, we were not required to complete the second step; therefore, no impairment losses were recognized in 2012. Similarly, pursuant to the same goodwill impairment tests, no impairment losses were recognized in 2010 and 2011.

Impairment of long-lived assets and intangibles

We evaluate our long-lived assets or asset group, including intangible assets with finite lives, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset or a group of long-lived assets may not be recoverable. When these events occur, we evaluate for impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available for the long-lived assets. No impairment charge was recognized for each of the three years ended December 31, 2012.

Leases

Leases are classified at the inception date as either a capital lease or an operating lease. We did not enter into any leases whereby it is the lessor for any of the periods presented. As the lessee, a lease is a capital lease if any of the following conditions exists: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life, or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. We entered into capital leases for certain fiber optic cables and network equipment in the years ended December 31, 2010, 2011 and 2012.

All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over the periods of their respective lease terms. We lease office space and employee accommodation under operating lease agreements. Certain lease agreements contain rent holidays and escalating rent. Rent holidays and escalating rent are considered in determining the straight-line rent expense to be recorded over the lease term. The lease term begins on the date of initial possession of the lease property for purposes of recognizing lease expense on a straight-line basis over the term of the lease.

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

Share-based Compensation

We account for share-based awards issued to employees in accordance with ASC 718, “Compensation—Stock Compensation”. In accordance with the fair value recognition provision of ASC 718, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. We recognize compensation expenses using the straight-line method and the accelerated method for the share options granted with service conditions that have a graded vesting schedule and the awards granted with performance conditions, respectively.

We commence recognition of the related compensation expense if it is probable for us to estimate the fulfillment of the performance condition. To the extent that we determine that it is probable that a different number of share-based awards will vest depending on the outcome of the performance condition, the cumulative effect of the change in estimate is recognized in the period of change.

In July 2010, we adopted our 2010 share incentive plan which was subsequently amended on January 14, 2011 and July 6, 2012. Under the amended 2010 share incentive plan, we may grant options and RSUs to purchase up to an aggregate of 39,272,595 of our ordinary shares to our employees, directors and consultants. To date, no share options or RSUs have been issued to our consultants. As of the date of this annual report, we have options to purchase 16,909,914 ordinary shares and 817,722 RSUs granted to our employees, directors and consultants issued and outstanding.

On December 31, 2010, we issued 24,826,090 ordinary shares at par value US$0.00001 per share to Sunrise, a company solely owned by Mr. Sheng Chen, our chairman and chief executive officer, for a total payment of US$248.3 million in recognition of his past services to our company. These ordinary shares are fully vested, nonassessable and not subject to any redemption, repurchase or similar rights. As such, we recorded compensation expenses of RMB206.1 million based on the fair value of our ordinary share of US$1.234 per share at the grant date when the shares were issued to Sunrise. Subsequently, in July 2012, we repurchased 2,686,965 shares from Sunrise at par value, for the purpose of increasing the maximum aggregate number of shares available for grant under the 2010 share incentive plan by the same amount.

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

Recently Issued Accounting Pronouncements

In February 2013, the FASB issued ASU No. 2013-02 (“ASU 2013-02”), Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, which is intended to improve the reporting of reclassifications out of accumulated other comprehensive income. It does not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the standard requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2012, with early adoption permitted. The Company will adopt ASU 2013-02 beginning January 1, 2013 and does not expect the adoption to have a material impact on its consolidated financial statements.

Inflation

In the last 3 years, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent increase changes in the consumer price index in China for December 2010, 2011 and 2012 were 4.6%, 4.1% and 2.5%, respectively. Although we have not been materially affected by inflation in the past, we cannot assure you that we will not be affected in the future by higher rates of inflation in China.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated both in absolute amount and as a percentage of our total net revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of the results you may expect for future periods.

	For the Year Ended December 31,
	2010		2011		2012
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Consolidated Statements of Operations Data:
Net revenues	525,203	100.0	1,020,929	100.0	1,524,158	244,644	100.0
Hosting and related services	374,946	71.4	614,612	60.2	866,882	139,144	56.9
Managed network services	150,257	28.6	406,317	39.8	657,276	105,500	43.1
Cost of revenues (1)	(396,858)	(75.6)	(744,371)	(72.9)	(1,098,477)	(176,318)	(72.1)

Gross profit	128,345	24.4	276,558	27.1	425,681	68,326	27.9
Operating expenses:
Sales and marketing expenses (1)	(51,392)	(9.8)	(80,885)	(7.9)	(109,871)	(17,636)	(7.2)
General and administrative expenses (1)	(282,298)	(53.7)	(82,926)	(8.1)	(153,512)	(24,640)	(10.1)
Research and development expenses (1)	(19,924)	(3.8)	(34,657)	(3.4)	(63,929)	(10,261)	(4.2)
Changes in the fair value of contingent purchase consideration payable	(7,537)	(1.4)	(63,185)	(6.2)	(17,430)	(2,798)	(1.1)

Operating profit (loss)	(232,806)	(44.3)	14,905	1.5	80,939	12,991	5.3
Interest income	580	0.1	14,939	1.5	16,301	2,616	1.1
Interest expense	(2,793)	(0.5)	(4,398)	(0.4)	(11,376)	(1,826)	(0.7)
Other income	1,152	0.2	1,943	0.2	11,616	1,864	0.8
Other expense	(906)	(0.2)	(520)	(0.1)	(2,167)	(348)	(0.1)
Loss from equity method investment	—	—	—	—	(1,101)	(177)	(0.0)
Foreign exchange gain (loss)	1,646	0.3	32,747	3.2	(397)	(64)	(0.0)

Profit/(loss) from continuing operations before income taxes	(233,127)	(44.4)	59,616	5.8	93,815	15,056	6.2
Income tax (expense) benefit	(1,588)	(0.3)	(13,677)	(1.3)	(36,159)	(5,804)	(2.4)

Net profit (loss) from continuing operations	(234,715)	(44.7)	45,939	4.5	57,656	9,252	3.8
Loss from discontinued operations	(12,952)	(2.5)	—	—	—	—	—

Net profit (loss)	(247,667)	(47.2)	45,939	4.5	57,656	9,252	3.8
Net income attributable to non-controlling interest	(7,722)	(1.5)	(27,495)	(2.7)	(1,332)	(214)	(0.1)

Net profit (loss) attributable to the Company’s ordinary shareholders	(255,389)	(48.7)	18,444	1.8	56,324	9,038	3.7

	For the Year Ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
	(in thousands)
Non-GAAP Financial Data: (2)
Adjusted gross profit	141,990	307,103	457,381	73,414
Adjusted net profit	59,454	169,993	167,287	26,849
Adjusted EBITDA	83,657	209,026	294,165	47,216

(1)	Includes share-based compensation expense as follows:

	2010	2011	2012
	RMB	RMB	RMB	US$
	(in thousands)
Allocation of share-based compensation expenses:
Cost of revenues	4,645	2,157	4,517	725
Sales and marketing expenses	11,884	5,763	10,508	1,687
General and administrative expenses	254,936	31,420	47,749	7,664
Research and development expenses	6,416	2,619	4,858	780

Total share-based compensation expenses	277,881	41,959	67,632	10,856

(2)	For discussions and reconciliations of these non-GAAP measures to net loss, see “Item 3. Key Information—A. Selected Financial Data—Non-GAAP Financial Measures”

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Net Revenues

Our net revenues increased by 49.3% from RMB1.0 billion in 2011 to RMB1.5 billion (US$244.6 million) in 2012. This increase was due to the growth of both our hosting and related service business and our managed network services business. The average monthly recurring revenues increased by 52.7% to RMB125.2 million (US$20.0 million) in 2012 from RMB82.0 million in 2011.

Revenues from our hosting and related services amounted to RMB866.9 million (US$139.1 million) in 2012, increasing by 41.0% from RMB614.6 million in 2011. The increase in revenues from our hosting and related services was primarily a result of the increase in the total number of cabinets under our management in both our self-built and partnered data centers, which was attributable to growing customer demand. The number of cabinets under our management increased from 7,816 as of December 31, 2011 to 11,917 as of December 31, 2012, while our pricing points remained relatively stable. The increase of our hosting and related services revenues in this period was also a result of the significant growth in sales to existing customers, driven by an increased demand for our hosting and related services.

Revenues from our managed network services amounted to RMB657.3 million (US$105.5 million) in 2012, increasing by 61.8% from RMB406.3 million in 2011. As a percentage to our total net revenues, revenues from our managed network services increased from 39.8% in 2011 to 43.1% in 2012. The increase in revenues from managed network services was primarily due to successful integration with the business of the Managed Network Entities and Gehua and also driven by an increase in network capacity demand for data transmission services.

Cost of Revenues

Our cost of revenues increased by 47.6% from RMB744.4 million in 2011 to RMB1,098.5 (US$176.3 million) million in 2012. Our telecommunication costs increased by 47.8% from RMB600.3 million in 2011 to

RMB887.2 million (US$142.4 million) in 2012. This increase was primarily due to the consolidation of the results of operations of Gehua and Fastweb as well as a general overall increase in our telecommunication costs. Additionally, amortization expense of intangible assets derived from acquisitions recorded within cost of revenue were RMB27.2 million (US$4.4 million) in 2012, compared to RMB28.4 million in 2011.

We expect that our cost of revenues will increase as our business expands, both organically and as a result of acquisitions. Additionally, we anticipate recording significant expenses related to the amortization of the intangible assets related to the acquisition of the intangible assets of the Managed Network Entities, Gehua and Fastweb as these intangible assets are amortized over their remaining useful lives.

Gross Profit

Our gross profit increased by 53.9% from RMB276.6 million in 2011 to RMB425.7 million (US$68.3 million) in 2012. Our gross profit as a percentage of net revenues, or gross margin, increased from 27.1% in 2011 to 27.9% in 2012. The increase in gross margin was primarily due to continued revenue mix shift towards a higher percentage of self-built data centers, which carry slightly higher gross margins relative to partnered data centers.

Operating Expenses

Our operating expenses increased by 31.8% from RMB261.7 million in 2011 to RMB344.7 million (US$55.3 million) in 2012. However, as a percentage of net revenues, our operating expenses decreased from 25.6% in 2011 to 22.6% in 2012. The increase of our operating expenses was primarily due to an increase in share-based compensation expenses. Our share-based compensation expenses were RMB63.1 million (US$10.1 million) in 2012, mainly due to an increase in the headcount of our operating staff, while our share-based compensation expenses in 2011 were RMB39.8 million.

Sales and Marketing Expenses. Our sales and marketing expenses increased by 35.8% from RMB80.9 million in 2011 to RMB109.9 million (US$17.6 million) in 2012, primarily due to expansion of our sales and service support team. As a percentage of net revenues, our sales and marketing expenses decreased from 7.9% in 2011 to 7.2% in 2012.

General and Administrative Expenses. Our general and administrative expenses increased from RMB 82.9 million in 2011 to RMB153.5 million (US$24.6 million) in 2012, primarily due to an increase in headcount, office rentals and other expansion related expenses. As a percentage of net revenues, our general and administrative expenses increased from 8.1% in 2011 to 10.1% in 2012.

Research and Development Expenses. Our research and development expenses increased by 84.5% from RMB34.7 million in 2011 to RMB63.9 million (US$10.3 million) in 2012. The increase reflected the Company’s efforts to further strengthen its research and development capabilities and expand and improve its computing service offerings. As a percentage of net revenues, our research and development expenses increased from 3.4% in 2011 to 4.2% in 2012.

Changes in the Fair Value of Contingent Purchase Consideration Payable. We recorded an increase in the fair value of contingent purchase consideration payable in the amount of RMB17.4 million (US$2.8 million) in 2012 in connection with our acquisitions of the Managed Network Entities, Gehua and Fastweb, which was primarily due to an increase in the fair value of estimated contingent cash and share considerations during this period.

Interest Income

Our interest income slightly increased from RMB14.9 million in 2011 to RMB16.3 million (US$2.6 million) in 2012.

Interest Expense

Our interest expense substantially increased from RMB4.4 million in 2011 to RMB11.4 million (US$1.8 million) in 2012, primarily due to an increase in bank loans.

Other Income

Our other income substantially increased from RMB1.9 million in 2011 to RMB11.6 million (US$1.9 million) in 2012. Other income in 2011 was primarily attributable to a government grant of RMB1.2 million. Other income in 2012 was primarily attributable to a bargain purchase gain related to the acquisition of 21V Xi’an.

Other Expenses

Our other expenses increased from RMB0.5 million in 2011 to RMB2.2 million (US$0.3 million) in 2012, primarily due to the loss attributable to the disposal of certain of our equipment, such as servers and entry securities systems.

Foreign Exchange Gain (loss)

We recorded to a foreign exchange loss of RMB0.4 million (US$0.1 million) in 2012, compared to a foreign exchange gain of RMB32.7 million in 2011, primarily due to slight depreciation of U.S. dollar relative to the Renminbi during the period for the Renminbi-denominated assets held by our offshore holding companies whose functional currency is U.S. dollar.

Income Tax Expense Benefit

Our income tax expense amounted to RMB36.2 million (US$5.8 million) in 2012, as compared to income tax expense amounting to RMB13.7 million in 2011, primarily due to the increase of taxable income for our PRC subsidiaries and consolidated affiliated entities.

Net Profit

As a result of the above, our net profit increased from RMB45.9 million in 2011 to RMB57.7 million (US$9.3 million) in 2012.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Net Revenues

Our net revenues increased by 94.4% from RMB525.2 million in 2010 to RMB1.0 billion in 2011. This increase was due to the growth of both our hosting and related service business and our managed network services business. The average monthly recurring revenues increased by 95.7% to RMB82.0 million in 2011 from RMB41.9 million in 2010.

Revenues from our hosting and related services amounted to RMB614.6 million in 2011, increasing by 63.9% from RMB374.9 million in 2010. The increase in revenues from our hosting and related services was primarily a result of the increase in the total number of cabinets under our management in both our self-built and partnered data centers, which was attributable to growing customer demand. The number of cabinets under our management increased from 5,750 as of December 31, 2010 to 7,816 as of December 31, 2011, while our pricing points remained relatively stable. The increase of our hosting and related services revenues in this period was also a result of the significant growth in sales to existing customers, driven by an increased demand for our hosting and related services.

Revenues from our managed network services amounted to RMB406.3 million in 2011, increasing by 170.4% from RMB150.3 million in 2010. As a percentage to our total net revenues, revenues from our managed network services increased from 28.6% in 2010 to 39.8% in 2011. The increase in revenues from managed network services was primarily due to successful integration with the business of the Managed Network Entities after acquiring 51% equity interests in the Managed Network Entities in September 2010 and the business of Gehua in October 2011 and also driven by an increase in network capacity demand for data transmission services. We started to recognize revenues from Gehua in the fourth quarter of 2011, and recognized RMB21.5 million during the quarter. We also recognized net revenue of RMB270.9 million from the Managed Network Entities in 2011.

Cost of Revenues

Our cost of revenues increased by 87.6% from RMB396.9 million in 2010 to RMB744.4 million in 2011. Our telecommunication costs increased by 86.0% from RMB322.7 million in 2010 to RMB600.3 million in 2011. This increase was primarily due to the consolidation of the results of operations of the Managed Network Entities and Gehua as well as a general overall increase in our telecommunication costs. Additionally, amortization expense of intangible assets derived from acquisitions recorded within cost of revenue were RMB28.4 million in 2011, compared to RMB9.0 million in 2010.

Gross Profit

Our gross profit increased by 115.5% from RMB128.3 million in 2010 to RMB276.6 million in 2011. Our gross profit as a percentage of net revenues, or gross margin, increased from 24.4% in 2010 to 27.1% in 2011. The increase in gross margin was primarily due to continued revenue mix shift towards a higher percentage of self-built data centers, which carry slightly higher gross margins relative to partnered data centers.

Operating Expenses

Our operating expenses decreased by 27.6% from RMB361.2 million in 2010 to RMB261.7 million in 2011. As a percentage of net revenues, our operating expenses decreased from 68.7% in 2010 to 25.6% in 2011. This decrease was primarily due to the substantial decrease of RMB206.1 million in share-based compensation expenses incurred for the one-time share issuance to Sunrise. Our share-based compensation expenses were RMB273.2 million in 2010, mainly due to the issuance of ordinary shares to Sunrise as well as accelerated vesting schedules of some grants under our amended 2010 share incentive plan in 2010, while our share-based compensation expenses were RMB39.8 million in 2011.

Sales and Marketing Expenses. Our sales and marketing expenses increased by 57.4% from RMB51.4 million in 2010 to RMB80.9 million in 2011, primarily due to expansion of our sales and service support team. As a percentage of net revenues, our sales and marketing expenses decreased from 9.8% in 2010 to 7.9% in 2011.

General and Administrative Expenses. Our general and administrative expenses decreased substantially from RMB282.3 million in 2010 to RMB82.9 million in 2011, primarily due to a decrease of RMB223.5 million in share-based compensation expenses incurred for the one-time share issuance to Sunrise. As a percentage of net revenues, our general and administrative expenses decreased from 53.7% in 2010 to 8.1% in 2011.

Research and Development Expenses. Our research and development expenses increased by 73.9% from RMB19.9 million in 2010 to RMB34.7 million in 2011. The increase reflected the Company’s efforts to further strengthen its research and development capabilities and expand and improve its service offerings. Despite the increase in research and development expenses, our total net revenues also increased substantially from RMB525.2 million in 2010 to RMB1.0 billion in 2011, as a result, our research and development expenses as a percentage of total net revenues decreased from 3.8% in 2010 to 3.4% in 2011.

Changes in the Fair Value of Contingent Purchase Consideration Payable. We recorded an increase in the fair value of contingent purchase consideration payable in connection with our acquisition of the original 51% and the remaining 49% equity interests in the Managed Network Entities and the acquisition of Gehua in the amount of RMB63.2 million in 2011, which was primarily due to the increase in fair value of estimated contingent cash and share considerations during this period.

Interest Income

Our interest income increased substantially from RMB0.6 million in 2010 to RMB14.9 million in 2011, primarily due to significant increase interest generating cash and cash equivalents and short term investments balances which were derived directly from the cash proceeds from the Company’s initial public offering in April 2011.

Interest Expense

Our interest expense increased from RMB2.8 million in 2010 to RMB4.4 million in 2011, primarily due to an increase in bank loan.

Other Income

Our other income in 2011 was approximately RMB1.9 million, compared to RMB1.2 million in 2010. Other income in 2010 was primarily attributable to the services fee charged to related parties of RMB0.6 million. Other income in 2011 was primarily attributable to a government grant of RMB1.2 million. Such government grant was for general purposes and therefore was recorded as an non-operating item.

Other Expenses

Our other expenses were approximately RMB0.5 million in 2011, a 42.6% decrease from RMB0.9 million in 2010. Other expenses in both periods were primarily due to the loss attributable to the disposal of certain of our equipment, such as servers and entry securities systems.

Foreign Exchange Gain

We had a foreign exchange gain of RMB32.7 million in 2011, which increased significantly from RMB1.6 million in 2010, primarily due to the depreciation of the U.S. dollar relative to the Renminbi for the Renminbi denominated cash and short-term investments we held on the Company, whose functional currency is U.S. dollar.

Income Tax Expense Benefit

Our income tax expense amounted to RMB13.7 million in 2011, as compared to income tax expense amounting to RMB1.6 million in 2010, primarily due to the increase of taxable income for our PRC subsidiaries and consolidated affiliated entities.

Net Profit/(Loss) from Continuing Operations

We recorded a net profit of RMB45.9 million in 2011, as compared to a net loss of RMB234.7 million in 2010, primarily due to a decrease in share-based compensation expenses recorded in 2011.

Discontinued Operations

We did not dispose any operations during fiscal year 2011, while we incurred a loss of RMB13.0 million during our fiscal year 2010 in relation to the disposal of certain discontinued operations in March 2011.

Net Loss

As a result of the above, we recorded a net profit of RMB45.9 million in 2011, as compared to a net loss of RMB247.7 million in 2010.

B. Liquidity and Capital Resources

As of December 31, 2012, we had RMB432.3 million (US$69.4 million) in cash and cash equivalents, RMB413.4 million (US$66.4 million) in restricted cash (current and non-current portion) and RMB222.7 million (US$35.7 million) in short-term investments.

As of December 31, 2012, we had short-term bank borrowings and long-term bank borrowings (current portions) from various commercial banks with an aggregate outstanding balance of RMB344.8 million (US$55.4 million), and long-term bank borrowings (excluding current portions) from Xiamen International Bank with an aggregate outstanding balance of RMB63.0 million (US$10.1 million). The short-term bank borrowings bore average interest rates of 6.40%,6.76% and 7.66% per annum, respectively, in 2010, 2011 and 2012. Our short-term bank borrowings have maturity terms of six months to one year and expire at various times throughout the year, while our long-term bank borrowings have a maturity term of around three years. There are no material covenants or restrictions on us associated with these outstanding short-term borrowings.

Except as disclosed in this annual report, we have no outstanding bank loans or financial guarantees or similar commitments to guarantee the payment obligations of third parties. We believe that our current cash and cash equivalents, our cash flow from operations and proceeds from our financing activities will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for the foreseeable future. If we have additional liquidity needs in the future, we may obtain additional financing, including equity offering and debt financing in capital markets, to meet such needs.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
	(in thousands)
Net cash generated from operating activities	81,372	166,135	173,923	27,917
Net cash used in investing activities	(616)	(1,268,054)	(175,670)	(28,197)
Net cash (used in) generated from financing activities	(69,498)	1,443,947	23,952	3,844
Effect on foreign exchange rate changes on cash and short-term investments	—	(14,895)	(340)	(55)
Net increase in cash and cash equivalents	11,258	327,133	21,865	3,509
Cash and cash equivalents at beginning of the year	71,998	83,256	410,389	65,873
Cash and cash equivalents at end of the year	83,256	410,389	432,254	69,382
Cash and cash equivalents, restricted cash and short-term investments at the end of the year	87,697	1,309,507	1,068,349	171,483

Operating Activities

Net cash generated from operating activities was RMB173.9 million (US$27.9 million) in 2012, compared to net cash generated from operating activities of RMB166.1 million in 2011.

Net cash generated from operating activities in 2012 primarily resulted from payments of RMB1.4 billion (US$222.7 million) received from our customers, partially offset by our payments for telecommunication costs of RMB887.2 million (US$142.4 million), taxes paid of RMB147.4 million (US$23.7 million) and employee salaries and welfare payments of RMB144.1 million (US$23.1 million).

Net cash generated from operating activities was RMB166.1 million in 2011, as compared to net cash generated from operating activities of RMB81.4 million in 2010.

Net cash generated from operating activities in 2011 primarily resulted from payments of RMB960.4 million received from our customers, partially offset by our payments for telecommunication costs of RMB589.7 million, taxes paid of RMB69.1 million and employee salaries and welfare payments of RMB88.7 million. Our accounts receivable increased from RMB76.4 million as of December 31, 2010 to RMB147.6 million as of December 31, 2011, primarily due to the increase of our revenues from our operations during the same period.

Investing Activities

Net cash used in investing activities was RMB175.7 million (US$28.2 million) in 2012, as compared to net cash used in investing activities of RMB1,268.1 million in 2011. Net cash used in investing activities in 2012 is primarily related to our purchase of property and equipment in the amount of RMB446.7 million (US$71.7 million), our payments for short-term investments in the amount of RMB267.4 million (US$42.9 million), our purchase of intangible assets in the amount of RMB133.9 million (US$21.5 million), payments for acquisitions, net of cash acquired, in the amount of RMB67.1 million (US$10.8 million), restricted cash in the amount of RMB121.6 million (US$19.5 million), partially offset by proceeds received from maturity of short-term investments in the amount of RMB939.3 million (US$150.8 million).

Net cash used in investing activities was RMB1,268.1 million in 2011, as compared to net cash used in investing activities of RMB0.6 million in 2010. Net cash used in investing activities in 2011 is primarily related to our payments for short-term investments in the amount of RMB1,650.3 million, our purchase of property and equipment in the amount of RMB255.8 million, acquisition of building and assets, net of cash acquired in the amount of RMB107.7 million, partially offset by proceeds received from maturity of short-term investments in the amount of RMB747.1 million and proceeds from disposal of property and equipment in the amount of RMB7.6 million.

Financing Activities

Net cash generated from financing activities was RMB24.0 million (US$3.8 million) in 2012, as compared to net cash generated from financing activities amounting to RMB1,443.9 million in 2011. Net cash generated from financing activities in 2012 primarily related to proceeds from long-term bank borrowings in the amount of RMB231.9 million (US$37.2 million), proceeds from short-term bank borrowings in the amount of RMB177.0 million (US$28.4 million), partially offset by deposits of restricted cash in the amount of RMB287.2 million (US$46.1 million) and repayment of short-term bank borrowings in the amount of RMB100.0 million (US$16.1 million).

Net cash generated from financing activities was RMB1,443.9 million in 2011, as compared to net cash used in financing activities amounting to RMB69.5 million in 2010. Net cash generated from financing activities in 2011 primarily related to proceeds from issuance of 89,700,000 Class A ordinary shares upon the sale of 14,950,000 ADSs in our initial public offering in the amount of RMB1,332.9 million.

Capital Expenditures

We had capital expenditures relating to the addition of property and equipment of RMB150.0 million, RMB292.8 million and RMB602.3 million (US$96.7 million) in 2010, 2011 and 2012, respectively, representing

28.6%, 28.7% and 39.5%, respectively of our total net revenues. Our capital expenditures were primarily for the capital lease or purchase of electronic equipment and optic fibers for our business. Our capital expenditures have been primarily funded by net cash provided by financing activities and cash generated from our operations. We estimate that our capital expenditures in 2013 will be approximately RMB600 million, which will be primarily used to build self-built data centers and to purchase network equipment, servers and other equipment to expand our business. We plan to fund the balance of our capital expenditure requirements for 2013 with cash from the proceeds from overseas offerings, operations and additional bank borrowings, if available.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our PRC subsidiaries and consolidated affiliated entities in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, our PRC subsidiaries and consolidated affiliated entities are required to set aside a portion of their after-tax profits each year to fund a statutory reserve and to further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of the board or the enterprise itself. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation of these subsidiaries.

C. Research and Development, Patents and Licenses, etc.

Research and Development

Our strong research and development capabilities support and enhance our service offerings. We believe that we have one of the most experienced research and development teams in the internet infrastructure sector in China. We devote significant resources to our research and development efforts, focusing on improving customer experience, increasing operational efficiency and bringing innovative solutions to the market quickly. Our research and development team consisted of 132 engineers as of December 31, 2012, or 11.89% of our work force. Many of our engineers have more than 10 years of relevant industry experience. In 2010, 2011 and 2012, our research and development expense were RMB19.9 million, RMB34.7 million and RMB63.9 million (US$10.3 million), respectively.

Consistent with our strong innovation culture, we devote significant resources to the research and development of our container-based data centers, our smart routing technology and other innovations. We plan to strengthen our research and development in cloud computing infrastructure service technologies. Our research and development efforts have yielded twelve patents, seven patent applications and three software copyright registrations, all in China and related to different aspects of data center services. We intend to continue to devote a significant amount of time and resources to carry out our research and development efforts.

Intellectual Property

We use our proprietary smart routing technology to optimize network connectivity and overcome the inherent inadequacies in China’s telecommunication and internet infrastructure. Our smart routing technology continually monitors and analyzes the performance of all available routes and identifies the most appropriate pathway in real-time. In planning for and finding the optimized routing plan, our smart routing technology takes into consideration speed (latency), performance, route stability and pocket losses and dynamically responds with intelligent route adjustments in order to ensure that data is traveling along the fastest and most reliable route.

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

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2012 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2012:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of RMB)
Short-term borrowings (1)	176,961	176,961	—	—	—
Long-term borrowings (2)	230,879	167,879	63,000	—	—
Operating lease obligations (3)	681,791	83,377	161,437	150,602	286,375
Purchase commitments (4)	916,026	747,044	110,934	9,824	48,224
Capital lease obligations (5)	89,071	36,719	51,370	982	—
Investment commitments (6)	50,500	50,500	—	—	—
Total	2,145,228	1,262,480	386,741	161,408	334,599

Notes:

(1)	As of December 31, 2012, our short-term bank borrowings bore a weighted average interest rate of 7.66% and have maturity terms of six months to one year. Our unused short-term and long-term bank borrowing facilities amounted to RMB59.2 million (US$9.5 million). We have pledged buildings amounting to RMB19.4 million (US$3.1 million) and computer and network equipment with the net book value of RMB46.3 million (US$7.4 million) for our bank borrowings. Mr. Sheng Chen, our chairman and chief executive officer and Mr. Jun Zhang, our chief operating officer, also provided personal guarantees to bank borrowings of RMB80.0 million (US$12.8 million) together.
(2)	The long-term bank borrowings (including the current portions) outstanding as of December 31, 2012 bear an average interest rate of 8.35% per annum, and are denominated in Renminbi. These loans were obtained from financial institutions located in the PRC.

(3)	Operating lease obligations are primarily related to the lease of office and data center space.
(4)	As of December 31, 2012, we had commitments of approximately RMB150.1 million (US$24.1 million) related to acquisition of machinery, equipment and construction in progress. In addition, we had outstanding purchase commitments in relation to bandwidth and cabinet capacity of RMB765.9 million (US$122.9 million).
(5)	Related to capital leases for electronic equipment and optic fibers.
(6)	As of December 31, 2012, we had commitments to pay for the second tranche of investment of an amount of RMB50.5 million for our investment in Yizhuang Venture Investment Fund upon written notice by the fund.

G. Safe Harbor

This annual report on Form 20-F contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “is currently reviewing,” “it is possible,” “subject to” and similar statements. Among other things, the sections titled “Item 3. Key Information—Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects” in this annual report on Form 20-F, as well as our strategic and operational plans, contain forward-looking statements. We may also make written or oral forward-looking statements in our reports filed with or furnished to the SEC, in our annual report to shareholders, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on our financial condition and results of operations for one or more prior periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this annual report on Form 20-F. Potential risks and uncertainties include, but are not limited to, a further slowdown in the growth of China’s economy, government measures that may adversely and materially affect our business, failure of the wealth management services industry in China to develop or mature as quickly as expected, diminution of the value of our brand or image due to our failure to satisfy customer needs and/or other reasons, our inability to successfully execute the strategy of expanding into new geographical markets in China, our failure to manage growth, and other risks outlined in our filings with the SEC. All information provided in this annual report on Form 20-F and in the exhibits is as of the date of this annual report on Form 20-F, and we do not undertake any obligation to update any such information, except as required under applicable law.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Sheng Chen	44	Chairman of the Board of Directors, Chief Executive Officer
Jun Zhang	44	Director, Chief Operating Officer
Yoshihisa Ueno	50	Director
Hongwei Jenny Lee	40	Director
Terry Wang	53	Director
Kenneth Chung-Hou Tai	62	Director
Shang-Wen Hsiao	51	President and Chief Financial Officer
Philip Lin	45	Executive Vice President of Strategic & Business Development
Feng Xiao	41	Senior Vice President of Hosting Services
Ningning Lai	36	Senior Vice President of Network Services
Edward Liu	51	Chief Software Officer

Mr. Sheng Chen is one of our co-founders and has served as the chairman of our board of directors and our chief executive officer since our inception. Mr. Chen has been instrumental to the development and success of our business. Mr. Chen provides vision, overall management, and strategic decision-making relating to marketing, investment planning, and corporate development. Mr. Chen has more than 20 years’ experience in the internet infrastructure industry in China and started his entrepreneur career in 1990 when he was a sophomore at Tsinghua University. In 1999, Mr. Chen founded our business and started the first carrier-neutral data center in China. In 1989, Mr. Chen founded Beijing Taixing Data Engineering Co., Ltd. and in 1991, founded A-1 Netcom Inc., one of the pioneers in the ISP industry in China. Mr. Chen received his bachelor’s degree in electrical engineering from Tsinghua University in 1991. Mr. Chen is a member of the Tsinghua Entrepreneur & Executive Club and a managing director of the Internet Society of China.

Mr. Jun Zhang is one of our co-founders and has served as our chief operating officer since June 1999 and our director since October 2012. From 1996 to 1999, Mr. Zhang served as vice president of Cenpok Inc., which sold its core operating assets to A-1 Netcom China Inc. in 1999. Mr. Zhang has been instrumental to the development and success of our business. Mr. Zhang received his bachelor’s degree in environmental engineering from Tsinghua University.

Mr. Yoshihisa Ueno has served as our director since October 2010. Our board of directors has determined that Mr. Ueno satisfies the independence standards under Rule 5605 of NASDAQ Stock Market Rules. Mr. Ueno is a serial entrepreneur & venture capitalist with operation & industrial expertise in the US, Europe, Japan and China and over 28 years of incubation investment experience in emerging technology startups. Mr. Ueno has been our lead investor and board member of several of our affiliated companies since 2006. Mr. Ueno has been the founding partner of Synapse Partners Limited since December 2002 and SMC Synapse Partners Limited from December 2010. Mr. Ueno has also been a director of several start-up portfolios such as Biomass Energy Corporation since June 2012, Insource (HK) Ltd. from December 2011, TransVirtual K.K. from August 2008 etc. Mr. Ueno has also served as director of BeyondSoft Group Holding Limited (SZSE: 2649) from September 2005 to May 2010, and CDS GS Japan Ltd. (a joint venture with CDC Corp. NASDAQ:CHINA) from June 2011 to April 2012. Mr. Ueno has managed several venture funds such as the Japan-China Bridge Fund from March 2005 to February 2011, Intellectual Property Bank (IPB) Partners Fund #1 in Japan from March 2006 to March 2010 and IPB Holding LLC in the United States from March 2006 to July 2007. Mr. Ueno also served as the chief executive officer at Cycolor, Inc., in the US from September 1998 to June 2003, until Cycolor was acquired by Eastman Kodak in early 2003. Mr. Ueno worked for Fujitec from April 1985 to May 1997 in various managerial capacities in Japan, China, the United Kingdom, Spain and Hong Kong. Mr. Ueno received his bachelor’s degree in business administration from Takushoku University.

Ms. Hongwei Jenny Lee has served as our director since October 2010. Our board of directors has determined Ms. Lee satisfies the independence standards under Rule 5605 of NASDAQ Stock Market Rules. Ms. Lee is currently a director of Pactera Technology International Ltd., a leading China-based provider of outsourced information technology and research and development services listed on the NASDAQ Global Market. She also currently serves as a managing director of Granite Global Ventures III L.L.C. and as a general partner of Granite Global Ventures III L.P. and of GGV III Entrepreneurs Fund L.P. From 2002 to 2005, she served as a vice president of JAFCO Asia. From 2001 to 2002, she worked as an investment banker with Morgan Stanley. Prior to that, Ms. Lee worked as an assistant principal engineer with Singapore Technologies Aerospace Group from 1995 to 2000. Ms. Lee received her bachelor’s degree in electrical engineering and master’s degree in engineering from Cornell University. Ms. Lee also has an MBA degree from Kellogg School of Management at Northwestern University.

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

Mr. Kenneth Chung-Hou Tai has served as our independent director since October 2012. Mr. Tai is a prominent figure in the Taiwanese technology sector with over 35 years of industry experience with leading technology and hardware companies in Taiwan and the United States. Mr. Tai co-founded Acer Group in 1976, which has become one of the top five branded PC vendors in the world today, and held various managerial positions during his tenure. Later in his technology career, Mr. Tai also founded Investar Capital, a venture capital firm focusing on IT companies. Mr. Tai is now serving as chairman of Richtek Technology Corp, a world-leading power management IC design house listed on Taiwan Stock Exchange, and chairman of Digital Times, the only technology-focused newspaper in Taiwan. Currently, Mr. Tai serves on the board of directors for several public companies in Taiwan and Singapore, including D-Link Corporation, Fullerton Technology, Ares International Corporation, Global Testing Corporation, Capella Microsystem Incorporated, and Wafer Works Corporation. Mr. Tai received a master’s degree in business administration from Tam Kang University and a bachelor’s degree in electrical engineering from National Chiao Tung University in Taiwan.

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

Mr. Philip Lin has served as our executive vice president of strategy and business development since April 2011. Prior to joining us, Mr. Lin held executive positions at various internet and telecom related companies operating in China and the United States. Mr. Lin also served as an executive at Kluge & Company, where he invested in telecom and internet related private equity deals on behalf of John Kluge and Metromedia Company. Mr. Lin received an undergraduate degree from Cornell University and an MBA from Columbia University.

Mr. Feng Xiao has served as our senior vice president of hosting and related services since January 2009. Mr. Xiao has served in various roles since joining us in 1996 as a sales manager. From May 1998 to December 2002, Mr. Xiao was the senior manager of the marketing department; from January 2003 to December 2005, Mr. Xiao was a director of sales; from January 2006 to December 2007, Mr. Xiao was the deputy general manager of our company; and from January 2008 to December 2008, Mr. Xiao was the general manager of North China Region and vice president. Prior to joining us, Mr. Xiao was a planning manager of HeDe Group Company. Mr. Xiao graduated from Capital University of Economics and Business in 1995, and received his MBA at China Europe International Business School in 2011.

Mr. Ningning Lai has served as our senior vice president of network services since October 2007. Mr. Lai joined us as a network engineer in March 2000 and has served in many roles. From April 2001 to

September 2004, Mr. Lai was the manager of the network operation department; from October 2004 to June 2005, Mr. Lai was a senior business development manager for our network business; and from July 2005 to July 2006, Mr. Lai was the senior manager of technical support center before being promoted to serve as the director of our technical support center from August 2006 to September 2007. Prior to joining us, Mr. Lai worked for Capital Information Development Co. Ltd. from July 1999 to February 2000. Mr. Lai received his bachelor’s degree in computer science from Beijing Union University.

Mr. Edward Liu has served as our chief software officer since September 2012. Mr. Liu has served as the chief executive officer of Fastweb since November 2008. Mr. Liu was the director of business development at Akamai Technologies, Inc., one of the world’s leading CDN service providers, from June 2005 to June 2008. Mr. Liu served as vice president of research and strategy at Speedera Networks, a CDN company that was acquired by Akamai in 2005, from October 2003 to May 2005. Mr. Liu was the technical co-founder and chief technology officer of Resonate, Inc., a NASDAQ listed internet load-balancing company in Silicon Valley, from April 1996 to March 2000. Mr. Liu received his master’s degree in computer science from Syracuse University in 1990 and his bachelor’s degree in electronic science from Chengdu University of Information Technology in 1982.

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

B. Compensation of Directors and Executive Officers

In 2012, the aggregate cash compensation we paid to our executive officers was approximately RMB6.7 million (US$1.1 million), which total amount included RMB0.9 million (US$0.1 million) for pension, retirement, medical insurance or other similar benefits for our executive officers. We did not provide any cash compensation to our non-executive directors in 2012. Other than the amounts stated above, no pension, retirement or similar benefits has been set aside or accrued for our executive officers or directors. None of our non-executive directors has a service contract with us that provides for benefits upon termination of employment.

In addition to the cash compensation referenced above, we also provide share-based compensation to our directors and officers. The total share-based compensation we provided to our directors and officers amounted to RMB26.7 million (US$4.3 million) in 2012. For option grants to our directors and officers, see “—Share Incentive Plan.” On December 31, 2010, we entered into a share subscription agreement with Sunrise, a company solely owned by Mr. Sheng Chen, our chairman and chief executive officer, in recognition of his past services to our company. Pursuant to the agreement, we issued 24,826,090 ordinary shares to Sunrise at par value US$0.00001 per share. The ordinary shares issued to Sunrise are fully vested, non-assessable and not subject to any condition or any redemption, repurchase or similar rights. As such, we recorded share-based compensation expenses of RMB206.1 million based on the fair value of our ordinary shares of US$1.234 per share on the date when the shares were issued to Sunrise. Neither Sunrise nor Mr. Chen is subject to any contractual obligation to transfer part or all of these shares to any person under the share subscription agreement or otherwise. This issuance was a one-time grant in recognition of and to reward Mr. Chen’s services to our company for the past decade. Mr. Chen is the sole beneficial owner of these shares and has the sole voting and dispositive power over these shares.

Share Incentive Plan

On July 16, 2010, we adopted our 2010 share incentive plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and to promote the success of our business. We subsequently amended our 2010 share incentive plan on January 14, 2011 and July 6, 2012. The plan permits the grant of options to purchase our ordinary shares, share appreciation rights, restricted shares, RSUs, dividend equivalent rights and other instruments as deemed appropriate by the administrator under the plans. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the amended 2010 share incentive plan is 39,272,595 shares. As of the date of this annual report, we have options to purchase 16,909,914 ordinary shares and 817,722 RSUs granted to our employees, directors and consultants issued and outstanding.

The following table summarizes, as of the date of this annual report, the stock options granted, or to be granted in the near future, under our amended 2010 share incentive plan to our directors and executive officers and to other individuals as a group.

Name	Options Granted	Restricted Share Units	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Sheng Chen	1,540,000		0.15	July 16, 2010	July 16, 2020
		*	—	August 30, 2012	August 29, 2022
Jun Zhang	4,620,000		0.15	July 16, 2010	July 16, 2020
		*	—	August 30, 2012	August 29, 2022
Yoshihisa Ueno		*	—	October 1, 2012	September 30, 2022
Hongwei Jenny Lee		*	—	October 1, 2012	September 30, 2022
Terry Wang		*	—	October 1, 2012	September 30, 2022
Kenneth Chung-Hou Tai		*	—	October 16, 2012	October 15, 2022
Shang-Wen Hsiao	*		0.15	July 16, 2010	July 16, 2020
Philip Lin	*		0.15	March 25, 2011	March 25, 2021
Feng Xiao	*		0.15	July 16, 2010	July 16, 2020
		*	—	August 30, 2012	August 29, 2022
Ningning Lai	*		0.15	July 16, 2010	July 16, 2020
		*	—	August 30, 2012	August 29, 2022
Other individuals as a group	14,803,214	536,393	0.15 to 0.85	—	—

*	Representing less than 1% of our outstanding ordinary shares.

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

Eligibility. We may grant awards to our employees, consultants and directors. However, no shares may be optioned, granted or awarded if such action would cause an incentive share option to fail to qualify as an incentive share option under Section 422 of the Internal Revenue Code of 1986 of the United States.

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

Amendment and Termination of the Plan. With the approval of our board, our plan administrator may, at any time and from time to time, amend, modify or terminate the plan, provided, however, that no such amendment shall be made without the approval of the our shareholders to the extent such approval is required by applicable laws, or in the event that such amendment increases the number of shares available under our plan, permits our plan administrator to extend the term of our plan or the exercise period for an option beyond ten years from the date of grant or results in a material increase in benefits or a change in eligibility requirements, unless we decides to follow home country practice.

C. Board Practices

Board of Directors

Our board of directors currently consists of six directors. A director is not required to hold any shares in the company by way of qualification. Under our fourth amended and restated memorandum and articles of association, subject to any separate requirement for audit committee approval or compensation committee approval or unless disqualified by the chairman of the relevant board meeting, so long as a director discloses the nature of his or her interest in any contract, proposal or arrangement (including arrangement with respect to compensation to himself or herself or any other members of the board) in which he or she is materially interested, such a director may vote in respect of such contract, proposal or arrangement and may be counted in the quorum at such a meeting. A director may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Kenneth Chung-Hou Tai, Yoshihisa Ueno and Hongwei Jenny Lee, each of whom satisfies the “independence” requirements of Rule 5605 of NASDAQ Stock Market Rules. Yoshihisa Ueno is the chair of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D. Employees

We had 582, 745 and 1,070 employees as of December 31, 2010, 2011 and 2012, respectively. The following table sets forth the number of our employees by function as of December 31, 2012:

Functional Area	Number of Employees	% of Total
Operations	327	30.6
Sales, marketing and customer support	323	30.2
Research and development	247	23.0
General and administrative	173	16.2

Total	1,070	100.0

Of our total employees as of December 31, 2012, 701 were located in Beijing, 369 in other cities in China.

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

The calculations in the table below assume there are 347,568,505 ordinary shares (including 283,929,091 Class A ordinary shares and 63,639,414 Class B ordinary shares) outstanding as of the date of this annual report.

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

	Shares Beneficially Owned
	Number	%	% of Voting Power (1)
Directors and Executive Officers:
Sheng Chen (2)	45,305,792	13.0	47.7
Jun Zhang (3)	11,031,114	3.2	1.2
Yoshihisa Ueno (4)	18,027,623	5.2	19.6
Hongwei Jenny Lee	*	*	*
Terry Wang	*	*	*
Kenneth Chung-Hou Tai	*	*	*
Shang-Wen Hsiao	*	*	*
Philip Lin	*	*	*
Feng Xiao	*	*	*
Ningning Lai	*	*	*
Edward Liu	—	—	—
All Directors and Officers as a Group	83,280,503	23.5	68.9

Principal Shareholders:
Fast Horse Technology Limited (2)(5)	19,670,117	5.7	21.4
Sunrise Corporate Holding Ltd (6)	18,887,875	5.4	20.5
SMC Synapse Partners Limited (4)(7)	18,004,200	5.2	19.6

Notes:

*	Less than 1%.
(1)	Percentage of total voting power represents voting power with respect to all of our Class A and Class B ordinary shares, as a single class. Each holder of our Class B ordinary shares is entitled to ten votes per Class B ordinary share and each holder of Class A ordinary shares is entitled to one vote per Class A ordinary share held by our shareholders on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a 1:1 basis.
(2)	Consists of (i) 962,500 Class A ordinary shares and 769,486 Class B ordinary shares owned by Personal Group Limited, a British Virgin Islands company solely owned by Mr. Chen, (ii) 19,670,117 Class B ordinary shares owned by Fast Horse Technology Limited, a British Virgin Islands company solely owned by Mr. Chen, (iii) 4,398,821 Class B ordinary shares owned by Beacon Capital Group Inc., a British Virgin Islands company solely owned by Mr. Chen, (iv) 18,887,875 Class B ordinary shares owned by Sunrise Corporate Holding Ltd., a British Virgin Islands company solely owned by Mr. Chen, and (v) 616,993 Class A ordinary shares that Mr. Chen has the right to acquire pursuant to his options within 60 days of this annual report. The business address for Mr. Chen is M5, 1 Jiuxianqiao East Road, Chaoyang District, Beijing, China, 100016.
(3)	Consists of (i) 1,543,750 ADS, representing 9,262,500 Class A ordinary shares in the form of restricted ADSs, (ii) 1,768,614 Class A ordinary shares that Mr. Zhang has the right to acquire pursuant to his options within 60 days of this annual report. The business address for Mr. Zhang is M5, 1 Jiuxianqiao East Road, Chaoyang District, Beijing, China, 100016.
(4)	Consists of 18,004,200 Class B ordinary shares held by SMC Synapse Partners Limited. Mr. Ueno is a director of our company appointed by SMC Synapse Partners Limited. The business address for Mr. Ueno is 23F Chinachem Johnston Plaza, 178-186 Johnston Road, Hong Kong.

(5)	Consists of 19,670,117 Class B ordinary shares. Fast Horse Technology Limited is 100% owned by Sheng Chen. The business address for Fast Horse Technology Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(6)	Consists of 18,887,875 Class B ordinary shares. Sunrise Corporate Holding Ltd. is 100% owned by Sheng Chen. The business address for Sunrise Corporate Holding Ltd. is Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.
(7)	Consists of 18,004,200 Class B ordinary shares. SMC Synapse Partners Limited is controlled by Yoshihisa Ueno, who share the voting and investment power over such shares held by SMC Synapse Partners Limited. The business address for SMC Synapse Partners Limited is PO Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

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

To our knowledge, as of the date of this annual report, a total of 273,867,758 Class A ordinary shares and 16 Class B ordinary shares are held by eight record holders in the United States, including Citibank N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—Share Ownership.”

B. Related Party Transactions

Transactions with Certain Directors, Shareholders, Affiliates and Key Management Personnel

Transactions with Companies Controlled by aBitCool

In the ordinary course of business, we provide internet data center services to companies that are our related parties on similar terms and conditions available to unrelated parties customers. In 2012, we provided internet data center services to three companies controlled by aBitCool, a company owned by our major shareholders, and generated revenues in the aggregate amount of RMB27.4 million (US$4.4 million).

In 2012, we leased optical fibers and bandwidth from two companies controlled by aBitCool and the total leasing costs we paid to these two companies amounted to RMB12.2 million (US$2.0 million). We purchased computer and network equipment from two companies controlled by aBitCool and the total amount paid was RMB2.3 million (US$0.4 million) in 2012.

In 2012, we made a loan to BitCool Media Group Limited, a company controlled by aBitCool, in the amount of RMB14.8 million (US$2.4 million) and received interest income in the amount of RMB253,000 (US$41,000) with an interest rate of 3% per annum. The largest principal amount outstanding under this loan was RMB14.8 million (US$2.4 million) during 2012 and as of March 31, 2013, the amount outstanding was RMB14.8 million (US$2.4 million).

Transactions with our Shareholders

On July 5, 2012, we acquired 21V Xi’an for cash consideration of RMB16.0 million (US$2.6 million) from 21 Vianet Infrastructure Limited, a subsidiary of aBitCool.

Transaction with Sunrise

On December 31, 2010, we issued 24,826,090 ordinary shares to Sunrise at par value US$0.00001 per share to Sunrise, a company solely owned by Mr. Sheng Chen, our chairman and chief executive officer. The ordinary shares issued to Sunrise are fully vested, non-assessable and not subject to any condition or any redemption, repurchase or similar rights. This issuance was a one-time grant in recognition of and to reward Mr. Chen’s services to our company for the past decade.

Subsequently in July 2012, we repurchased 2,686,965 ordinary shares from Sunrise at par value and we simultaneously increased the number of shares reserved for future grants under the 2010 share incentive plan by the same amount.

Contractual Arrangements with Our Variable Interest Entity and its Shareholders

See “Item 4.C. Information on the Company—Organizational Structure—Contractual Arrangements with Our Variable Interest Entity.”

Our PRC subsidiaries and consolidated affiliated entities have engaged, during the ordinary course of business, in a number of customary transactions with each other. All of these inter-company balances have been eliminated in consolidation.

PRC individual income tax withholding related to option exercise by certain officers and senior managers

In 2011, nine officers and senior managers exercised their option to purchase 9,238,720 of our shares. Under the PRC law, we are responsible for withholding the PRC individual income tax related to such option exercise. As of December 31, 2011, we had an amount of RMB39.1 million due from these nine officers and senior managers, which related to the unsettled withholding PRC individual income taxes. The amount was fully settled by the nine officers and senior managers in April 2012.

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

A. Offering and Listing Details

Our ADSs, each representing six of our Class A ordinary shares, have been listed on the NASDAQ Global Market since April 21, 2011 under the symbol “VNET.” The following table sets forth, for the periods indicated, the high and low trading prices on the NASDAQ Global Market for our ADSs.

The last reported closing price for our ADSs on April 18, 2013 was US$8.69 per ADS.

	Trading Price (US$)
	High	Low
Annual High and Low
2011	22.33	8.31
2012	13.75	8.39

Quarterly Highs and Lows
2011
Second Quarter of 2011	22.33	9.65
Third Quarter of 2011	14.82	9.74
Fourth Quarter of 2011	11.15	8.31
2012
First Quarter of 2012	13.75	9.16
Second Quarter of 2012	13.63	9.49
Third Quarter of 2012	12.07	8.61
Fourth Quarter of 2012	12.51	8.39
2013
First Quarter of 2013	10.56	8.61
Second Quarter of 2013 (through April 18, 2013)	9.50	8.52

Monthly Highs and Lows
October 2012	12.51	10.88
November 2012	12.00	9.09
December 2012	9.97	8.39
January 2013	10.56	9.17
February 2013	10.14	9.50
March 2013	9.96	8.61
April 2013 (through April 18, 2013)	9.50	8.52

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

As of the date hereof, our authorized share capital is US$7,700 divided into (i) 470,000,000 Class A Ordinary Shares of a nominal or par value of US$0.00001 each and (ii) 300,000,000 Class B Ordinary Shares of a nominal or par value of US$0.00001 each. As of the date of this annual report, there are 283,929,091 Class A ordinary shares and 63,639,414 Class B ordinary shares issued and outstanding.

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

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors or ordinary resolutions of the shareholders, subject to the Companies Law and to any rights and restrictions for the time being attached to any ordinary shares.

Conversion. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares.

Voting Rights. In respect of matters requiring shareholders’ votes, each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to ten votes. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by the chairman or by any three shareholders entitled to vote at the meeting, or one or more shareholders holding at least 10% of the paid-up voting share capital or 10% of the total voting rights entitled to vote at the meeting, present in person or by proxy.

A quorum required for a meeting of shareholders consists of at least one shareholder present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, who holds no less than one-third of the voting power of the shares in issue carrying a right to vote at a meeting of shareholders. Shareholders’ meetings may be held annually and may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least one-third of the voting power of the shares in issue carrying a right to vote at a meeting of shareholders. Advance notice of at least 14 days is required for a meeting of shareholders.

An ordinary resolution to be passed by the shareholders requires a simple majority of votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires no less than two-thirds of the votes attaching to the ordinary shares cast in a general meeting. A special resolution is required for matters including, but not limited to, amending the memorandum and articles of association of the company, reducing share capital and winding up. Our shareholders may effect certain changes by ordinary resolution, including increase the amount of our authorized share capital, consolidating and dividing all or any of our share capital into shares of larger amount than our existing shares, and the cancellation of any shares.

Transfer of Shares. Subject to the restrictions of our memorandum and articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its sole discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (b) the instrument of transfer is in respect of only one class of shares; (c) the instrument of transfer is properly stamped, if required; (d) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; (e) the shares transferred are free of any lien in favor of us; and (f) a nominal processing fee determine to be payable by our director (not to exceed the maximum sum as NASDAQ may determine to be payable) has been paid to us in respect thereof.

If our directors refuse to register a transfer, they must, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers may not be suspended and the register may not closed for more than 30 days in any year.

Liquidation. On a return of capital on winding up or otherwise (other than for conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares will be distributed among the holders of the ordinary shares in proportion to the par value of the shares held by shareholders. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by shareholders.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption of Shares. Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our board of directors or by special resolutions of the shareholders.

Variations of Rights of Shares. All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class will not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking in priority to or pari passu with such previously existing shares.

Inspection of Books and Records. Holders of our ordinary shares will have no right to inspect our corporate records except as conferred by Cayman Islands law or authorized by the board or by ordinary resolution of the shareholders.

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

People’s Republic of China Taxation

Under the New EIT Law, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” of the PRC. A circular issued by the State Administration of Taxation on April 22, 2009 clarified that dividends and other income paid by certain offshore enterprises controlled by a PRC company or a PRC company group established outside of the PRC will be considered PRC-source income and subject to PRC withholding tax, currently at a rate of 10%, when paid to non-PRC enterprise shareholders. Under the implementation regulations to the New EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, the circular mentioned above specifies that certain offshore enterprises controlled by a PRC company or a PRC company group will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision-making bodies; key properties, accounting books, the company seal, and minutes of board meetings and shareholders meetings; and half or more of the senior management or directors having voting rights. Although the circular only applies to offshore enterprises controlled by PRC enterprises and not those controlled by PRC individuals, the determining criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals.

We believe that we are not a PRC resident enterprise. However, if the PRC tax authorities determine we are a PRC resident enterprise for EIT purposes, we may be required to withhold tax at the rate of 10% from dividends we pay to our shareholders, including the holders of our ADSs. In addition, non-PRC holders of shares and ADSs may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or Class A ordinary shares if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC holders of shares and ADSs would be able to claim the benefits of any tax treaties between their tax residence and the PRC in the event that we are treated as a PRC resident enterprise. See “Risk Factors—Risks Related to Doing Business in China—Under the New PRC Enterprise Income Tax Law, we may be classified as a “resident enterprise” of China. Such classification could result in unfavorable tax consequences to us and our non-PRC holders of shares and ADSs.”

Certain United States Federal Income Tax Considerations

The following is a summary of certain of the United States federal income tax consequences of the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder, as defined below, that acquires our ADSs and holds our ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This summary is based upon current United States federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the United States Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, tax-exempt organizations (including private foundations), investors who are not U.S. Holders, investors who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar), all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any state, local, or non-United States tax considerations. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our ADSs or Class A ordinary shares.

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

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with the terms. If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income, or the asset test. Passive income generally includes dividends, interest, certain non-active royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s unbooked intangibles are taken into account for determining the value of its assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Although the law in this regard is not entirely clear, we treat 21Vianet Technology as being owned by us for United States federal income tax purposes, because we control its management decisions and are entitled to substantially all of its economic benefits, and, as a result, we consolidate these entities’ results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of 21Vianet Technology for United States federal income tax purposes, we would likely be treated as a PFIC for our current taxable year and for subsequent taxable years.

Assuming that we are the owner of 21Vianet Technology for United States federal income tax purposes, we believe that we primarily operate as an active provider of managed hosting and cloud computing infrastructure services in China. Based on the market price of our ADSs and Class A ordinary shares, the value of our assets, and the composition of our assets and income, we do not believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2012. While we do not anticipate being a PFIC, because the value of the assets for purpose of the asset test may be determined by reference to the market price of our ADSs or Class A ordinary shares, fluctuations in the market price of our ADSs or Class A ordinary shares may cause us to become a PFIC for the current or subsequent taxable year. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

Furthermore, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current taxable year or any future taxable years. If we are a PFIC for any year during which a U.S. Holder holds our ADSs or Class A ordinary shares, we generally will continue to be treated as a PFIC as to such U.S. Holder for all succeeding years during which such U.S. Holder holds our ADSs or Class A ordinary shares unless we cease to be a PFIC and the U.S. Holder makes a “deemed sale” election with respect to the ADSs or Class A ordinary shares.

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

•

the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for such year and would be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to each such other taxable year.

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

Because, as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

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

Dividends

Subject to the PFIC discussion above, any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or Class A ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A ordinary shares, or by the depositary bank, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes.

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

For United States foreign tax credit purposes, dividends paid on our ADSs or Class A ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid, if any, on our ADSs or Class A ordinary shares. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or Class A ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for United States federal income tax purposes in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Class A Ordinary Shares

Subject to the PFIC discussion above, a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Class A ordinary shares. Any capital gain or loss will be long-term if the ADSs or Class A ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, and gain from the disposition of the ADSs or Class A ordinary shares is subject to tax in the PRC, such gain may be treated as PRC source gain for foreign tax credit purposes under the United States-PRC income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Information Reporting and Backup Withholding

Pursuant to the Hiring Incentives to Restore Employment Act of 2010, individual U.S. Holders and certain entities may be required to submit to the IRS certain information with respect to his or her beneficial ownership of the ADSs or Class A ordinary shares, if such ADSs or Class A ordinary shares are not held on his or her behalf by a financial institution. This new law also imposes penalties if an individual U.S. Holder is required to submit such information to the IRS and fails to do so.

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expenses incurred in respect of bank borrowings and capital lease obligations and interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. As of December 31, 2012, we had short-term and long-term bank borrowings (current portions) with an aggregate outstanding balance of RMB344.8 million (US$55.4 million), and long-term bank borrowings (excluding current portions) with an aggregate outstanding balance of RMB63.0 million (US$10.1 million). The short-term bank borrowings bore a weighted average interest rate of 7.66% per annum and the long-term bank borrowings have a maturity term of around three terms. We also had RMB222.7 million (US$35.7 million) in short-term investments with a weighted average duration of greater than 90 days but less than 365 days. A hypothetical one percentage point (100 basis-point) decrease in interest rates would have resulted in a decrease of approximately RMB2.2 million (US$0.4 million) in interest expense for the year ended December 31, 2012. In March 2013, we offered and issued RMB1 billion (US$160.5 million) in aggregate principal amount of RMB-denominated bonds due 2016 with a coupon rate of 7.875% per annum. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments and interest-bearing obligations carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income and interest expenses may fluctuate due to changes in market interest rates.

Foreign Exchange Risk

We earn all of our revenues and incur most of our expenses in Renminbi, and all of our sales contracts are denominated in Renminbi. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge our exposure to such risk. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the Renminbi because the value of our business is effectively denominated in RMB, while the ADSs is traded in U.S. dollars. The RMB appreciated by 1.0% against the U.S. dollar in 2012. A hypothetical 10% decrease in the exchange rate of the U.S. dollar against the RMB would have resulted in a decrease of RMB2.5 million (US$0.4 million) in the value of our U.S. dollar-denominated financial assets at December 31, 2012.

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

Inflation Risk

In the last three years, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2010, 2011 and 2012 were increases of 4.6%, 4.1% and 2.5%, respectively. Although we have not been materially affected by inflation in the past, we cannot assure you that we will not be affected in the future by higher rates of inflation in China.

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

Fees and Other Payments Made by the Depositary to Us

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. For the year ended December 31, 2012, we were entitled to US$392,925 from the depositary as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program.

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

We received net proceeds of US$204.3 million from our initial public offering. For the period from the effective date to December 31, 2012, we did not use a substantial portion of the net proceeds received from our initial public offering.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, with the participation of our chief executive officer and chief financial officer, conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2012. In making this assessment, we used the criteria established within the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management has concluded that, as of December 31, 2012, our internal control over financial reporting was effective.

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has audited our internal control over financial reporting as of December 31, 2012 and has issued an attestation report set forth below.

Attestation Report of the Registered Public Accounting Firm

To the Board of Directors and the Shareholders of 21Vianet Group, Inc.:

We have audited 21Vianet Group, Inc.’s (the “Company”) internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, 21Vianet Group, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of 21Vianet Group, Inc. as of December 31, 2012, and 2011 and the related consolidated statements of operations, comprehensive (loss) income, changes in stockholders’ (deficit) equity, and cash flows for each of the three years in the period ended December 31, 2012 of 21Vianet Group, Inc. and our report dated April 19, 2013, expressed and unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Shanghai, the People’s Republic of China

April 19, 2013

Changes in Internal Control over Financial Reporting

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP for the periods indicated. We did not pay any other fees to Ernst & Young Hua Ming LLP during the periods indicated below.

	For the Year Ended December 31, (in US$ thousands)
	2011	2012
Audit fees (1)	1,326	933
Audit-related fees	—	—
Tax fees	—	—
All other fees (2)	—	150

Notes:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by Ernst & Young Hua Ming LLP for the audit of our annual financial statements. For the year ended December 31, 2011, audit fees also included fees for services rendered in connection with our initial public offering in 2011.

(2)	“All other fees” means the aggregate fees billed for services provided by Ernst & Young Hua Ming LLP in connection with our offering of the 2016 Bonds.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Ernst & Young Hua Ming LLP, including audit, audit-related, tax and other services as described above, prior to the commencement of such services.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Certain corporate governance practices in the Cayman Islands, which is our home country, are considerably different than the standards applied to U.S. domestic issuers. NASDAQ Marketplace Rules provide that foreign private issuers are exempt from certain corporate governance requirements of NASDAQ and may follow their home country practices, subject to certain exceptions and requirements to the extent that such exemptions would be contrary to U.S. federal securities laws and regulations. We currently follow our home country practice that does not require us to solicit proxy and hold meetings of our shareholders every year, as well as seeking shareholders’ approval for amending our share incentive plan. In the future, we may rely on other exemptions provided by NASDAQ, including the exemption that does not require us to obtain shareholder approval for issuing additional securities exceeding 20% of our outstanding ordinary shares. As a result, our investors may not be provided with the benefits of certain corporate governance requirements of NASDAQ.

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

The consolidated financial statements of 21Vianet Group, Inc. and its subsidiaries and consolidated affiliated entities are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Fourth Amended and Restated Memorandum and Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.2 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 4, 2011)

2.1	Specimen American Depositary Receipt of the Registrant (incorporated by reference to Exhibit 4.1 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

2.2	Specimen Certificate for Class A Ordinary Shares of the Registrant (incorporated by reference to Exhibit 4.2 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

Exhibit Number	Description of Document

2.3	Deposit Agreement among the Registrant, the depositary and holders and beneficial holders of the American Depositary Shares (incorporated by reference to Exhibit 4.3 from our registration statement on Form S-8 (File No. 333-177273), as amended, filed with the Commission on October 13, 2011)

2.4	Amended and Restated Shareholders Agreement between the Registrant and other parties therein dated January 14, 2011 (incorporated by reference to Exhibit 4.4 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

2.5*	Fiscal Agency Agreement, dated March 20, 2013, between 21Vianet Group Inc. and Citicorp International Limited

4.1	English translation of Purchase Agreement dated September 21, 2010, among Beijing 21Vianet Broad Band Data Center Co., Ltd., Beijing Shidaitonglian Technology, Beijing Chengyishidai Network Technology Co., Ltd, Zhiboxintong (Beijing) Network Technology Co., Ltd., Ran Cheng, Fahua Xue and Chenghua Hong (incorporated by reference to Exhibit 10.1 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.2	English translation of Supplemental Agreement to Purchase Agreement among Beijing 21Vianet Broad Band Data Center Co., Ltd., Beijing Shidaitonglian Technology, Beijing Chengyishidai Network Technology Co., Ltd, Zhiboxintong (Beijing) Network Technology Co., Ltd., Ran Cheng, Fahua Xue and Chenghua Hong, dated December 15, 2011 (incorporated by reference to Exhibit 4.2 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 18, 2012)

4.3	Performance Incentive Agreement dated September 30, 2010, among Beijing Shidaitonglian Technology, Beijing Chengyishidai Network Technology Co., Ltd., Zhiboxintong (Beijing) Network Technology Co., Ltd., Ran Cheng, the Registrant and 21ViaNet Broadband Limited. (incorporated by reference to Exhibit 10.2 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.4	English translation of Supplemental Agreement to Performance Incentive Agreement among Beijing Shidaitonglian Technology Co., Ltd., Beijing Chengyishidai Network Technology Co., Ltd., Zhiboxintong (Beijing) Network Technology Co., Ltd., Ran Cheng, the Registrant, Beijing 21Vianet Broad Band Data Center Co., Ltd. and Concept Network Limited, dated December 15, 2011 (incorporated by reference to Exhibit 4.4 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 18, 2012)

4.5	Form of Indemnification Agreement between the Registrant and its Directors (incorporated by reference to Exhibit 10.3 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.6	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.4 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.7*	English translation of Loan Agreement dated January 28, 2011, between 21Vianet Data Center Co., Ltd. and the shareholders of Beijing aBitCool Network Technology Co., Ltd.

4.8	English translation of Share Pledge Agreement dated February 23, 2011, among 21Vianet Data Center Co., Ltd., Beijing aBitCool Network Technology Co., Ltd. and the shareholders of Beijing aBitCool Network Technology Co., Ltd. (incorporated by reference to Exhibit 10.6 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

Exhibit Number	Description of Document

4.9	English translation of Form Irrevocable Power of Attorney, by the shareholders of Beijing aBitCool Network Technology Co., Ltd. (incorporated by reference to Exhibit 10.7 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.10	English Translation of Power of Attorney dated September 30, 2010, by 21Vianet Data Center Co., Ltd. (incorporated by reference to Exhibit 10.8 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.11	Exclusive Technical Consulting and Services Agreement dated December 19, 2006, between 21Vianet Data Center Co., Ltd. and Beijing aBitCool Network Technology Co., Ltd. (incorporated by reference to Exhibit 10.9 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.12	Optional Share Purchase Agreement dated December 19, 2006, among 21Vianet Data Center Co., Ltd., Beijing aBitCool Network Technology Co., Ltd. (previously known as 21ViaNet System Limited), Beijing 21Vianet Broad Band Data Center Co., Ltd. and the shareholders of Beijing aBitCool Network Technology Co., Ltd. (incorporated by reference to Exhibit 10.10 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.13*	Commitment Letter dated September 30, 2010, by AsiaCloud Inc., 21Vianet Data Center Co., Ltd., Sheng Chen and Jun Zhang

4.14	2010 Share Incentive Plan, as amended on January 14, 2011 (incorporated by reference to Exhibit 10.12 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.15	English translation of Form of Service Agreement of Beijing aBitCool Network Technology Co., Ltd. (incorporated by reference to Exhibit 10.13 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.16	English translation of Form Asset Transfer Agreement (incorporated by reference to Exhibit 10.19 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.17	English translation of Share Transfer Agreement dated October 8, 2011, among Beijing 21Vianet Broad Band Data Center Co., Ltd., Bai Xu, Yu Ling, He Chen, Huang Rong and Tianjin Guanbang Network Technology Development Co., Ltd. (incorporated by reference to Exhibit 4.24 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 18, 2012)

4.18*	English summary of Property Lease Agreement dated February 4, 2013, between Beijing Xingguang Tuocheng Investment Co., Ltd. and Beijing 21Vianet Broad Band Data Center Co., Ltd.

8.1*	List of Subsidiaries and Principal Consolidated Affiliated Entities

11.1	Code of Business Conduct and Ethics of Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document

12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young Hua Ming LLP, Independent Registered Public Accounting Firm

15.2*	Consent of King & Wood Mallesons

101.INS***	XBRL Instance Document

101.SCH***	XBRL Taxonomy Extension Schema Document

101.CAL***	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF***	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB***	XBRL Taxonomy Extension Label Linkbase Document

101.PRE***	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this Annual Report on Form 20-F.
**	Furnished with Annual Report on Form 20-F.
***	To be furnished by amendment.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

21Vianet Group, Inc.

By:	/s/ Sheng Chen
Name: Sheng Chen
	Title:	Chairman of Board of Directors and Chief Executive Officer

Date: April 19, 2013

21VIANET GROUP, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of

21Vianet Group, Inc.

We have audited the accompanying consolidated balance sheets of 21Vianet Group, Inc. as of December 31, 2011 and 2012, and the related consolidated statements of operations, comprehensive (loss) income, cash flows and changes in shareholders’ (deficit) equity for each of the three years for the period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of 21Vianet Group, Inc. at December 31, 2011 and 2012, and the consolidated results of its operations and its cash flows for each of the three years for the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), 21Vianet Group, Inc.’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 19, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Shanghai, the People’s Republic of China

April 19, 2013

21VIANET GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

		As of December 31,
	Note	2011	2012
		RMB	RMB	US$
ASSETS
Current assets: Cash and cash equivalents		410,389	432,254	69,382
Restricted cash		4,578	191,766	30,781
Accounts receivable (net of allowance for doubtful accounts of RMB2,121 and RMB341 (US$55) as of December 31, 2011 and 2012, respectively)	5	147,624	293,369	47,089
Short-term investments	6	894,540	222,701	35,746
Prepaid expenses and other current assets	7	47,575	95,756	15,370
Deferred tax assets	21	4,872	8,585	1,378
Amounts due from related parties	23	41,643	18,726	3,006

Total current assets		1,551,221	1,263,157	202,752

Non-current assets:
Property and equipment, net	8	453,883	822,707	132,054
Intangible assets, net	9	159,439	303,909	48,781
Goodwill	10	217,436	296,688	47,622
Restricted cash		—	221,628	35,574
Deferred tax assets	21	12,773	11,231	1,803
Long-term investments	11	8,200	57,599	9,245

Total non-current assets		851,731	1,713,762	275,079

Total assets		2,402,952	2,976,919	477,831

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

		As of December 31,
	Note	2011	2012
		RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings (including short-term bank borrowings of the Consolidated VIE without recourse to 21Vianet Group, Inc. of RMB100,000 and RMB176,961 (US$28,404) as of December 31, 2011 and 2012, respectively)	12	100,000	176,961	28,404
Accounts payable (including accounts payable of the Consolidated VIE without recourse to 21Vianet Group, Inc. of RMB82,008 and RMB108,860 (US$17,473) as of December 31, 2011 and 2012, respectively)		82,131	109,571	17,587
Notes payable (including notes payable of the Consolidated VIE without recourse to 21Vianet Group, Inc. of RMB4,578 and nil as of December 31, 2011 and 2012, respectively)		4,578	—	—
Accrued expenses and other payables (including accrued expenses and other payables of the Consolidated VIE without recourse to 21Vianet Group, Inc. of RMB96,189 and RMB124,885 (US$20,045) as of December 31, 2011 and 2012, respectively)	13	124,326	167,498	26,890
Advances from customers (including advances from customers of the Consolidated VIE without recourse to 21Vianet Group, Inc. of RMB23,238 and RMB22,976 (US$3,688) as of December 31, 2011 and 2012, respectively)		23,238	22,976	3,688
Income taxes payable (including income taxes payable of the Consolidated VIE without recourse to 21Vianet Group, Inc. of RMB5,634 and RMB23,503 (US$3,772) as of December 31, 2011 and 2012, respectively)		5,634	23,506	3,773
Amounts due to related parties—current (including amounts due to related parties—current of the Consolidated VIE without recourse to 21Vianet Group, Inc. of RMB96,618 and RMB88,162 (US$14,151) as of December 31, 2011 and 2012, respectively)	23	96,618	105,037	16,860
Current portion of long term bank borrowings (including current portion of long term bank borrowings of the Consolidated VIE without recourse to 21Vianet Group, Inc. of nil and nil as of December 31, 2011 and 2012, respectively)	12	—	167,879	26,946
Current portion of capital lease obligations (including current portion of capital lease obligations of the Consolidated VIE without recourse to 21Vianet Group, Inc. of RMB26,012 and RMB36,719 (US$5,894) as of December 31, 2011 and 2012, respectively)	14	26,012	36,719	5,894

Total current liabilities		462,537	810,147	130,042

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

		As of December 31,
	Note	2011	2012
		RMB	RMB	US$
Non-current liabilities:
Amounts due to related parties—non-current (including amounts due to related parties—non-current of the Consolidated VIE without recourse to 21Vianet Group, Inc. of RMB124,493 and RMB50,715 (US$8,140) as of December 31, 2011 and 2012, respectively)	23	124,493	86,316	13,855
Long-term borrowings (including long-term borrowings of the Consolidated VIE without recourse to 21Vianet Group, Inc. of nil and nil as of December 31, 2011 and 2012, respectively)	12	—	63,000	10,112
Non-current portion of capital lease obligations (including non-current portion of capital lease obligations of the Consolidated VIE without recourse to 21Vianet Group, Inc. of RMB73,896 and RMB52,352 (US$8,403) as of December 31, 2011 and 2012, respectively)	14	73,896	52,352	8,403
Unrecognized tax benefits (including unrecognized tax benefits of the Consolidated VIE without recourse to 21Vianet Group, Inc. of RMB26,712 and RMB12,340 (US$1,981) as of December 31, 2011 and 2012, respectively)	21	26,801	12,340	1,981
Deferred tax liabilities (including deferred tax liabilities of the Consolidated VIE without recourse to 21Vianet Group, Inc. of RMB39,682 and RMB41,712 (US$6,695) as of December 31, 2011 and 2012, respectively)	21	39,682	44,666	7,169
Deferred government grants (including deferred government grants of the Consolidated VIE without recourse to 21Vianet Group, Inc. of RMB5,819 and RMB18,793 (US$3,016) as of December 31, 2011 and 2012, respectively)	15	5,819	18,793	3,016

Total non-current liabilities		270,691	277,467	44,536

Total liabilities		733,228	1,087,614	174,578

Commitments and contingencies	28

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

		As of December 31,
	Note	2011	2012
		RMB	RMB	US$
Shareholders’ equity:
Class A Ordinary shares (par value of US$0.00001 per share; 470,000,000 and 470,000,000 shares authorized; 180,993,644 and 282,959,863 shares issued and outstanding as of December 31, 2011 and 2012, respectively)	26	13	19	3
Class B Ordinary Shares (par value of US$0.00001 per share; 300,000,000 and 300,000,000 shares authorized; 154,632,392 and 64,038,642 shares issued and outstanding as of December 31, 2011 and 2012, respectively)	26	10	4	1
Additional paid-in capital		3,277,658	3,294,855	528,861
Accumulated other comprehensive loss		(54,779)	(57,367)	(9,208)
Statutory reserves	18	15,837	25,871	4,153
Accumulated deficit		(1,418,167)	(1,371,877)	(220,204)
Treasury stock	17	(168,018)	(20,702)	(3,323)

Total 21Vianet Group, Inc. shareholders’ equity		1,652,554	1,870,803	300,283

Non-controlling interest		17,170	18,502	2,970

Total shareholders’ equity		1,669,724	1,889,305	303,253

Total liabilities and shareholders’ equity		2,402,952	2,976,919	477,831

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

		For the year ended December 31,
	Note	2010		2011		2012
		RMB		RMB		RMB		US$
Net revenues
Hosting and related services			374,946		614,612		866,882		139,144
Managed network services			150,257		406,317		657,276		105,500

Total net revenues			525,203		1,020,929		1,524,158		244,644

Cost of revenues			(396,858)		(744,371)		(1,098,477)		(176,318)

Gross profit			128,345		276,558		425,681		68,326

Operating expenses
Sales and marketing expenses			(51,392)		(80,885)		(109,871)		(17,636)
General and administrative expenses			(282,298)		(82,926)		(153,512)		(24,640)
Research and development expenses			(19,924)		(34,657)		(63,929)		(10,261)
Changes in the fair value of contingent purchase consideration payable			(7,537)		(63,185)		(17,430)		(2,798)

Operating (loss) profit			(232,806)		14,905		80,939		12,991

Interest income			580		14,939		16,301		2,616
Interest expense			(2,793)		(4,398)		(11,376)		(1,826)
Other income			1,152		1,943		11,616		1,864
Other expense			(906)		(520)		(2,167)		(348)
Loss from equity method investment			—		—		(1,101)		(177)
Foreign exchange gain (loss)			1,646		32,747		(397)		(64)

(Loss) profit from continuing operations before income taxes			(233,127)		59,616		93,815		15,056

Income tax expense	21		(1,588)		(13,677)		(36,159)		(5,804)

Net (loss) profit from continuing operations			(234,715)		45,939		57,656		9,252

Loss from discontinued operations	22		(12,952)		—		—		—

Net (loss) profit			(247,667)		45,939		57,656		9,252
Net income attributable to non-controlling interest			(7,722)		(27,495)		(1,332)		(214)

Net (loss) profit attributable to the Company’s ordinary shareholders			(255,389)		18,444		56,324		9,038

(Loss) earnings per share:
Net (loss) profit from continuing operations		RMB	(3.39)	RMB	0.07	RMB	0.16	US$	0.03
Loss from discontinued operations		RMB	(0.18)	RMB	—	RMB	—	US$	—

Basic	25	RMB	(3.57)	RMB	0.07	RMB	0.16	US$	0.03

Net (loss) profit from continuing operations		RMB	(3.39)	RMB	0.06	RMB	0.16	US$	0.03
Loss from discontinued operations		RMB	(0.18)	RMB	—	RMB	—	US$	—

Diluted	25	RMB	(3.57)	RMB	0.06	RMB	0.16	US$	0.03

Shares used in (loss) earnings per share computation:
Basic	25		71,526,320		259,595,677		342,533,167		342,533,167
Diluted	25		182,492,500		316,807,661		356,784,209		356,784,209

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

		For the year ended December 31,
	Note	2010	2011	2012
		RMB	RMB	RMB	US$
Net (loss) profit		(247,667)	45,939	57,656	9,252
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments, net of tax		758	(56,253)	(2,171)	(348)
Other comprehensive income (loss), net of tax		758	(56,253)	(2,171)	(348)
Comprehensive (loss) income		(246,909)	(10,314)	55,485	8,904
Less: comprehensive income attributable to non-controlling interest		120,371	17,170	18,502	2,970
Comprehensive (loss) income attributable to the Company’s ordinary shareholders		(126,538)	6,856	73,987	11,874

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For the year ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) profit from continuing operations	(234,715)	45,939	57,656	9,252
Loss from discontinued operations	(12,952)	—	—	—
Adjustments to reconcile net loss to net cash generated from operating activities:
Foreign exchange (loss) gain	(1,646)	(32,747)	397	64
Changes in the fair value of contingent purchase consideration payable	7,537	63,185	17,430	2,798
Depreciation of property and equipment	21,854	58,873	92,786	14,893
Amortization of intangible assets	11,658	30,104	35,377	5,678
Loss on disposal of property and equipment	759	412	1,786	287
Loss on disposal of intangible assets	43	3	—	—
Provision for doubtful accounts	1,097	183	538	86
Stock based compensation expense	277,881	41,959	67,632	10,856
Deferred income taxes	(9,050)	(18,492)	(9,322)	(1,496)
Bargain purchase gain	—	—	(10,539)	(1,692)
Loss from equity method investment	—	—	1,101	177
Changes in operating assets and liabilities:
Accounts receivable	(24,892)	(66,436)	(131,783)	(21,153)
Prepayments and other current assets	5,481	(6,701)	(7,131)	(1,145)
Amounts due from related parties	(7,862)	(34,093)	35,713	5,736
Accounts payable	(7,441)	14,955	20,204	3,243
Unrecognized tax benefits (expense)	4,271	21,226	(14,461)	(2,321)
Accrued expenses and other payables	6,103	48,291	(660)	(106)
Advances from customers	6,630	5,918	(7,155)	(1,148)
Income taxes payable	1,474	2,089	17,639	2,831
Deferred government grants	5,400	419	12,974	2,082
Amounts due to related parties	29,742	(8,952)	(6,259)	(1,005)

Net cash generated from operating activities	81,372	166,135	173,923	27,917

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(58,619)	(255,755)	(446,725)	(71,704)
Purchases of intangible assets	(730)	(802)	(133,882)	(21,489)
Proceeds from disposal of property and equipment	26,713	7,598	202	32
Payments for short-term investments	—	(1,650,295)	(267,434)	(42,926)
Loan to a related party	—	—	(15,024)	(2,412)
Proceeds received from maturity of short-term investments	—	747,144	939,273	150,764
Payments for acquisitions, net of cash acquired (Note 4)	(47,560)	(107,744)	(67,067)	(10,765)
Payments for long-term investments	—	(8,200)	(50,500)	(8,106)
Loans to shareholder of iJoy Holding Limited (Note 4)	—	—	(12,885)	(2,068)
Restricted cash	—	—	(121,628)	(19,523)
Deemed distribution to the shareholders for the accounting disposal of the Non-IDC business of Shanghai Guotong Network Co., Ltd., net (Note 1(b)(iii))	36,564	—	—	—
Deemed contribution from shareholders for the accounting disposal of the Non-IDC business of Guangzhou Juliang Internet Information Technology Co., Ltd., net (Note 1(b)(iii))	3,716	—	—	—
Deemed contribution from the shareholders for the legal disposal of certain carved-out entities (Note 1(b)(iv))	39,300	—	—	—

Net cash used in investing activities	(616)	(1,268,054)	(175,670)	(28,197)

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For the year ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
CASH FLOWS FROM FINANCING ACTIVITIES
Restricted cash	6,835	(137)	(287,188)	(46,097)
Proceeds from exercise of stock options	—	9,798	3,300	530
Proceeds from issuance of ordinary shares	17	1,332,904	—	—
Amounts due to related parties	(111,350)	—	—	—
Repurchase of ordinary shares	—	(190,022)	—	—
Proceeds from issuance of preferred shares	—	230,220	—	—
Dividends paid to non-controlling interest	—	(3,816)	—	—
Proceeds from long-term bank borrowings	—	—	231,879	37,219
Proceeds from short-term bank borrowings	55,000	110,000	176,961	28,404
Repayment of long-term bank borrowings	—	—	(1,000)	(161)
Repayment of short-term bank borrowings	(20,000)	(45,000)	(100,000)	(16,051)

Net cash (used in) generated from financing activities	(69,498)	1,443,947	23,952	3,844

Effect of foreign exchange rate changes on cash and short term investments	—	(14,895)	(340)	(55)
Net increase in cash and cash equivalents	11,258	327,133	21,865	3,509
Cash and cash equivalents at beginning of year	71,998	83,256	410,389	65,873

Cash and cash equivalents at end of year*	83,256	410,389	432,254	69,382

*	As of December 31, 2012, besides these cash and cash equivalents, the Company also holds fixed rate time deposits with maturities greater than three months of RMB222,701 (US$35,746).

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For the year ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
Supplemental disclosures of cash flow information:
Income taxes paid	(2,934)	(8,854)	(44,491)	(7,141)
Interest paid	(2,793)	(4,398)	(10,630)	(1,706)
Interest received	580	4,644	19,598	3,146

Supplemental disclosures of non-cash activities:

Purchase of property and equipment through capital leases	61,678	25,894	(10,837)	(1,739)
Purchase of property and equipment included in accrued expenses and other payables, notes payable, and amounts due related parties	29,676	4,930	12,797	2,054
Purchase of intangible assets included in accrued expenses and other payables	(229)	218	19,761	3,172
Disposal of property and equipment included in amounts due from related parties	(5,913)	5,913	—	—
Disposal of intangible assets included in amounts due from related parties	(917)	—	—	—
Contingent consideration related to the acquisitions of the Managed Network Entities, Gehua and Fastweb included in the amounts due to related parties	136,741	77,686	(23,889)	(3,620)
Call option to purchase the remaining 49% equity interest in the Managed Network Entities	(6,765)	—	—	—
Waiver of liability from the shareholder (Note 1(b)(v))	(116,069)	—	—	—
Conversion of redeemable convertible preferred shares into ordinary shares concurrent with initial public offering	—	1,221,330	—	—

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

	Note	Number of ordinary shares	Treasury Stock	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Statutory reserves	Accumulated deficit	Total 21Vianet Group, Inc. shareholders’ (deficit) equity	Non-controlling interest	Total shareholders’ (deficit) equity
			RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2010		71,526,320	—	5	68,960	716	10,422	(1,068,004)	(987,901)	16,985	(970,916)
Consolidated net loss		—	—	—	—	—	—	(255,389)	(255,389)	7,722	(247,667)
Other comprehensive income, net		—	—	—	—	758	—	—	758	—	758
Acquisition of the Managed Network Entities		—	—	—	—	—	—	—	—	98,019	98,019
Call option to purchase the remaining 49% equity interests in the Managed Network Entities		—	—	—	—	—	—	—	—	(6,765)	(6,765)
Additional paid in capital upon the reorganization		—	—	—	17	—	—	—	17	—	17
Capital contributed by non-controlling Interest		—	—	—	—	—	—	—	—	4,410	4,410
Share based compensation	20	24,826,090	—	2	277,879	—	—	—	277,881	—	277,881
Deemed distribution to the shareholders for the accounting disposal of the Non-IDC business of Shanghai Guotong Network Co., Ltd.	1 (b)(iii)	—	—	—	—	—	—	(27,869)	(27,869)	—	(27,869)
Deemed contribution from shareholders for the legal disposal of Guangzhou Juliang Internet Information Technology Co., Ltd.	1 (b)(iii)	—	—	—	10,000	—	—	—	10,000	—	10,000
Deemed distribution to the shareholders for the accounting disposal of the Non-IDC business of Guangzhou Juliang Internet Information Technology Co., Ltd.	1 (b)(iii)	—	—	—	—	—	—	(2,764)	(2,764)	—	(2,764)
Deemed contribution from the shareholders for the legal disposal of certain carved-out entities	1 (b)(iv)	—	—	—	39,300	—	—	—	39,300	—	39,300
Waiver of liability from the shareholder	1 (b)(v)	—	—	—	116,069	—	—	—	116,069	—	116,069
Appropriation of statutory reserves		—	—	—	—	—	3,721	(3,721)	—	—	—

Balance as of December 31, 2010		96,352,410	—	7	512,225	1,474	14,143	(1,357,747)	(829,898)	120,371	(709,527)
Consolidated net profit		—	—	—	—	—	—	18,444	18,444	27,495	45,939
Other comprehensive income, net		—	—	—	—	(56,253)	—	—	(56,253)	—	(56,253)
Share based compensation	20	—	—	—	41,959	—	—	—	41,959	—	41,959
Beneficial conversion features related to the issuance of Series C1 Preferred Shares Entities	16	—	—	—	77,170	—	—	(77,170)	—	—	—

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

	Note	Number of ordinary shares	Treasury Stock	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Statutory reserves	Accumulated deficit	Total 21Vianet Group, Inc. shareholders’ (deficit) equity	Non-controlling interest	Total shareholders’ (deficit) equity
conversion from preferred shares	16	148,162,920	—	10	1,221,320	—	—	—	1,221,330	—	1,221,330
Net proceeds from issuance of ordinary shares upon IPO		89,700,000	—	5	1,332,899	—	—	—	1,332,904	—	1,332,904
Share repurchase	17	(18,135,192)	(190,022)	—	—	—	—	—	(190,022)	—	(190,022)
Share options exercised		10,226,440	—	1	9,797	—	—	—	9,798	—	9,798
Shares issued to depository bank		8,207,178	—	—	—	—	—	—	—	—	—
Settlement of share options exercised with shares held by depository bank		(987,720)	—	—	—	—	—	—	—	—	—
Purchase of 49% equity interest in Managed Network Entities		—	—	—	(42,288)	—	—	—	(42,288)	(126,880)	(169,168)
Settlement of stock consideration by treasury Stock	17	2,100,000	22,004	—	(1,848)	—	—	—	20,156	—	20,156
Reclassification of contingent consideration payable upon resolution of contingencies		—	—	—	126,424	—	—	—	126,424	—	126,424
Appropriation of dividend to non-controlling interests		—	—	—	—	—	—	—	—	(3,816)	(3,816)
Appropriation of statutory reserves		—	—	—	—	—	1,694	(1,694)	—	—	—

Balance as of December 31, 2011		335,626,036	(168,018)	23	3,277,658	(54,779)	15,837	(1,418,167)	1,652,554	17,170	1,669,724
Consolidated net profit		—	—	—	—	—	—	56,324	56,324	1,332	57,656
Other comprehensive income, net		—	—	—	—	(2,171)	—	—	(2,171)	—	(2,171)
Share based compensation	20	—	—	—	67,632	—	—	—	67,632	—	67,632
Share repurchase	26	(2,686,965)	—	—	—	—	—	—	—	—	—
Share options exercised	20	3,128,472	—	—	3,300	—	—	—	3,300	—	3,300
Restricted share units vested	20	645,491	—	—	—	—	—	—	—	—	—
Settlement of share options with shares held by depository bank		(3,773,963)	—	—	—	—	—	—	—	—	—
Settlement of stock consideration by treasury stock	17	14,059,434	147,316	—	(146,899)	(417)	—	—	—	—	—
Reclassification of contingent consideration payable upon resolution of contingencies		—	—	—	93,164	—	—	—	93,164	—	93,164
Appropriation of statutory reserves		—	—	—	—	—	10,034	(10,034)	—	—	—

Balance as of December 31, 2012		346,998,505	(20,702)	23	3,294,855	(57,367)	25,871	(1,371,877)	1,870,803	18,502	1,889,305

Balance as of December 31, 2012, in US$		346,998,505	(3,323)	4	528,861	(9,208)	4,153	(220,204)	300,283	2,970	303,253

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

1.	ORGANIZATION

21Vianet Group, Inc. (the “Company”) was incorporated under the laws of the Cayman Islands on October 16, 2009.

The Company through its subsidiaries and consolidated variable interest entities (as disclosed in the table below) are principally engaged in the provision of Internet Data Center services (“IDC” or “IDC Business”) in the People’s Republic of China (the “PRC”).

On April 21, 2011, the Company completed its initial public offering of 14,950,000 American Depositary Shares (“ADS”) at US$15 per ADS. Each ADS comprises six ordinary shares. The net proceeds to the Company from the offering amounted to RMB1,332,904.

(a) As of December 31, 2012, subsidiaries of the Company and its consolidated variable interest entities where the Company is the primary beneficiary includes the following entities:

Entity	Date of incorporation/ Acquisition	Place of incorporation	Percentage of direct ownership by the Company	Principal activities
			Direct
Subsidiaries:
21ViaNet Group Limited (“21Vianet HK”)	May 25, 2007	Hong Kong	100%	Investment holding
21ViaNet Data Center Co., Ltd. (“21Vianet China”) (1)	June 12, 2000	PRC	100%	Provision of technical and consultation services and rental of long-lived assets
Fastweb International Holdings (“Fastweb Holdings”) (5)	September 9, 2012	Cayman Islands	100%	Investment holding
Hongkong Fastweb Holdings Co., Limited (“Fastweb HK”) (5)	September 9, 2012	Hong Kong	100%	Investment holding
Beijing Fastweb Technology Co., Ltd. (“Fastweb Technology”) (1) / (5)	September 9, 2012	PRC	100%	Dormant Company
21Vianet (Foshan) Technology Co., Ltd. (“FS Technology”) (1)	December 20, 2011	PRC	100%	Trading of network equipment
21Vianet Anhui Suzhou Technology Co., Ltd. (“SZ Technology”) (1)	November 16, 2011	PRC	100%	Trading of network equipment
21ViaNet@Xian Holding Limited (“21V Xi’an Holding”) (4)	July 5, 2012	British Virgin Islands	100%	Investment holding
21Vianet (Xi’an) Technology Co., Ltd. (“Xi’an Tech”) (1) / (4)	July 5, 2012	PRC	100%	Provision of internet data center

Variable Interest Entity (the “VIE”)
Beijing aBitCool Network Technology Co., Ltd. (“21Vianet Technology”) (1) / (2)	October 22, 2002	PRC	—	Provision of internet data center and managed network services

Held directly by 21Vianet Technology:
Beijing 21Vianet Broad Band Data Center Co., Ltd. (“21Vianet Beijing”) (1) / (2)	March 15, 2006	PRC	—	Provision of internet data center and managed network services

Held directly by 21Vianet Beijing:
Shanghai Wantong 21Vianet Information Technology Co., Ltd. (“SH Wantong”) (1) / (2)	February 20, 2008	PRC	—	Provision of internet data center services
21Vianet (Xi’an) Information Outsourcing Industry Park Services Co., Ltd. (“Xi’an Sub”) (1) / (2)	June 23, 2008	PRC	—	Provision of internet data center services

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

1.	ORGANIZATION (CONTINUED)

Entity	Date of incorporation/ Acquisition	Place of incorporation	Percentage of direct ownership by the Company	Principal activities
Direct
Beijing Chengyishidai Network Technology Co., Ltd. (“CYSD”) (1) / (2) / (3)	September 30, 2010	PRC	—	Provision of managed network services
Zhiboxintong (Beijing) Network Technology Co., Ltd. (“ZBXT”) (1) / (2) / (3)	September 30, 2010	PRC	—	Provision of managed network services
Beijing Bozhiruihai Network Technology Co., Ltd. (1) / (2) / (3)	September 30, 2010	PRC	—	Provision of managed network services
Beijing Bikonghengtong Network Technology Co., Ltd. (1) / (2) / (3)	September 30, 2010	PRC	—	Provision of managed network services
Xingyunhengtong Beijing Network Technology Co., Ltd. (1) / (2) / (3)	September 30, 2010	PRC	—	Provision of managed network services
Fuzhou Yongjiahong Communication Technology Co., Ltd. (1) / (2) / (3)	September 30, 2010	PRC	—	Provision of managed network services
Jiujiang Zhongyatonglian Network Technology Co., Ltd. (1) / (2) / (3)	November 16, 2010	PRC	—	Provision of managed network services
Guangzhou Gehua Network Technology and Development Co., Ltd.(1) (2) (“Gehua”)	October 8, 2011	PRC	—	Provision of managed network services
Shanghai Cloud 21Vianet Network Co., Ltd.(1) / (2) (“SH Cloud”)	October 1, 2011	PRC	—	Dormant Company
Shenzhen Cloud Information Technology Co., Ltd. (1) / (2) (“SZ Cloud”)	October 27, 2011	PRC	—	Dormant Company
Langfang Xunchi Computer Data Processing Co., Ltd. (1) / (2)	December 19, 2011	PRC	—	Dormant Company
Beijing Fastweb Network Technology Co., Ltd. (“Fastweb Network BJ”) (1) / (2) / (5)	September 9, 2012	PRC	—	Provision of internet data center and internet content delivery network services
Shanghai Fawei Technology Co., Ltd. (“SH Fawei”) (1) / (2) / (5)	July 18, 2008	PRC	—	Internet data center, content delivery network and related services
Suzhou Fastweb Technology Co., Ltd. (“SZ Fastweb”) (1) / (2) / (5)	February 1, 2010	PRC	—	Dormant Company
Hangzhou Zhentuo Information Technology Co., Ltd. (“HZ Zhentuo”) (1) / (2) / (6)	August 16, 2012	PRC	—	Dormant Company
Shanghai Xiangyun 21Vianet Network Technology Co., Ltd. (“SH Xiangyun”) (1) / (2) / (7)	October 22, 2012	PRC	—	Dormant Company

(1)	Collectively “PRC Subsidiaries”
(2)	Collectively “Consolidated VIE”
(3)	Collectively “Managed Network Entities”
(4)	On July 5, 2012, the Company through its wholly-owned subsidiary, 21Vianet HK, acquired 100% equity interests in these entities (collectively referred to as “21V Xi’an”) from 21 Vianet Infrastructure Limited, a subsidiary of aBitCool Inc. (“aBitCool”) (Note 4).
(5)	On September 9, 2012, the Company and its subsidiary, 21Vianet Beijing, acquired 100% equity interests in these entities (collectively referred to as “Fastweb”) (Note 4).
(6)	On August 16, 2012, HZ Zhentuo was incorporated in Hangzhou in the PRC by 21Vianet Beijing as a wholly-owned subsidiary.
(7)	On October 22, 2012, SH Xiangyun was incorporated in Shanghai in the PRC by 21Vianet Beijing as a wholly-owned subsidiary.

As more fully described below, through a series of transactions which are accounted for as a reorganization of entities where the transactions were deemed to lack substance and accounted for in a manner similar to a pooling-of interest, the Company became the ultimate parent entity of such subsidiaries and consolidated

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

1.	ORGANIZATION (CONTINUED)

variable interest entity by October 31, 2010. Accordingly, the accompanying consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented.

(b) Upon incorporation, the Company was wholly owned by aBitCool, a company owned by a group of four ordinary shareholders. Prior to the reorganization, the Company’s IDC and Non-IDC operations were conducted by aBitCool, substantially all of which was conducted through the same subsidiaries and variable interest entities set forth above. In addition, aBitCool was also engaged in other insignificant business operations, which were dissimilar and incidental to the core IDC Business, through five subsidiaries/investees of certain of the above entities, which have insignificant assets, liabilities and operating results since their inception. aBitCool also issued Series A contingently redeemable convertible preferred shares in 2006, 2007 and 2008 and Series B contingently redeemable convertible preferred shares in 2007 and 2008, to a number of third party investors, the proceeds of which had been used to finance the operations and investing activities of these business through a series of intercompany loans.

In preparation of its IPO for the IDC business, the Company undertook the following transactions to reorganize the structure of the listing group:

(i)	On January 13, 2010, aBitCool transferred all of its 100% equity interest in 21Vianet HK to the Company in exchange for a cash consideration of HK$1.

(ii)	On February 21, 2010, aBitCool transferred all of its 100% equity interest in 21Vianet China to 21Vianet HK in exchange for a cash consideration of US$1.

(iii)	On April 30, 2009 and March 1, 2010, 21Vianet Beijing legally disposed SH Guotong and GZ Juliang to the nominee shareholders of aBitCool, in return for cash consideration of RMB68,960 and RMB10,000. Subsequent to their legal disposal, the Company continued to manage the operations of SH Guotong and GZ Juliang, therefore not meeting all of the carve-out criteria pursuant to the Staff Accounting Bulletin (“SAB”) Topic 5.Z.7 and as such, was required to continue consolidating all of SH Guotong’s results of operations. Accordingly, the receipt of cash consideration for the legal disposal of SH Guotong and GZ Juliang is recorded as a deemed contribution from the shareholders.

SH Guotong—SH Guotong’s operations had historically comprised the IDC and Non-IDC Businesses since its acquisition on June 22, 2007. The divestiture of the Company’s Non-IDC Business to its ultimate shareholders was contemplated as part of the Company’s corporate restructuring pursuant to their ultimate IPO plans of the IDC Business. As part of the restructuring, 21Vianet Beijing (i) on April 30, 2009 legally disposed of SH Guotong to the nominee shareholders of aBitCool, in return for cash consideration of RMB68,960, which was subsequently settled in September 2010 and was recorded in amounts due from related parties as of December 31, 2009 and (ii) on March 31, 2010, legally repurchased the IDC Business’ long-lived assets, employees, and sales agreements of SH Guotong from same nominee shareholders of aBitCool for a cash consideration of RMB1,426. From the date of the disposal to date of repurchase, SH Guotong remained under the ownership of the same shareholder group and management of the Company continued to manage both SH Guotong’s IDC and Non-IDC Businesses. As such, the Company concluded that there was no substance to the legal disposal, other than part of the plan to effect a divestiture of the Non-IDC Business of SH Guotong to the Company’s ultimate shareholders.

The cash consideration exchanged for the disposal and repurchase was required under the prevailing PRC tax regulations for the disposal of equity interests or assets, and was recorded as a deemed contribution and distribution from and to shareholders, respectively. On March 31, 2010, when in substance, the Non-IDC

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

1.	ORGANIZATION (CONTINUED)

Business was disposed to the Company’s ultimate shareholders, the Company deconsolidated the net assets of SH Guotong’s Non-IDC Business at their respective carrying values totaling RMB27,869, which was recorded as a deemed distribution to the shareholders. On the same date, the divested Non-IDC Business qualified for discontinued operation in accordance with Accounting Standards Codification (“ASC”) 205-20, Discontinued Operations, and its operating results have been accordingly presented in the consolidated statements of operations for all years presented (Note 22).

GZ Juliang—GZ Juliang’s operations had historically comprised the IDC and Non-IDC Businesses since its incorporation on January 4, 2008. The divestiture of the Company’s Non-IDC Business to its ultimate shareholders was contemplated as part of the Company’s corporate restructuring pursuant to their ultimate IPO plans of the IDC Business. As part of the restructuring, 21Vianet Beijing (i) on March 1, 2010 legally disposed of GZ Juliang to the nominee shareholders of aBitCool, in return for cash consideration of RMB10,000, which was subsequently settled in August 2010 and (ii) on March 31, 2010, legally repurchased the IDC Business’ long-lived assets, employees, and sales agreements of GZ Juliang from same nominee shareholders of aBitCool for a cash consideration of RMB858. From the date of the disposal to date of repurchase, GZ Juliang remained under the ownership of the same shareholder group and management of the Company continued to manage both GZ Juliang’s IDC and Non-IDC Businesses. As such, the Company concluded that there was no substance to the legal disposal, other than part of the plan to effect a divestiture of the Non-IDC Business of GZ Juliang to the Company’s ultimate shareholders. The cash consideration exchanged for the disposal and repurchase was required under the prevailing PRC tax regulations for the disposal of equity interests or assets, and was recorded as a deemed contribution and distribution from and to shareholders, respectively. On March 31, 2010, when in substance, the Non-IDC Business was disposed to the Company’s ultimate shareholders, the Company deconsolidated the net assets of GZ Juliang’s Non-IDC Business at their respective carrying values totaling RMB2,764, which was recorded as a deemed distribution to the shareholders. On the same date, the divested Non-IDC Business qualified for discontinued operation in accordance with ASC 205-20, and its operating results have been accordingly presented in the consolidated statements of operations for all years presented (Note 22).

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

In 2008, 21Vianet Beijing injected RMB36,000 of capital injection into two of these entities that have been carved out of these historical financial statements, and as such, the amount is recorded as a deemed distribution to shareholders.

In 2010, 21Vianet Beijing and 21Vianet Technology legally disposed two carved-out subsidiaries and a carved-out associate, to aBitCool, for cash consideration of RMB36,000 and RMB3,300, respectively. As these entities have already been carved out of these consolidated financial statements, the cash consideration received was recorded as a deemed contribution from shareholders.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

1.	ORGANIZATION (CONTINUED)

(v)	On October 31, 2010, the Company repurchased and cancelled all of its ordinary shares from aBitCool and concurrently issued 71,526,320 ordinary shares and 110,966,180 preferred shares to the same group of ordinary and preferred shareholders of aBitCool at nominal value, based on the same respective ordinary and preferred shareholders’ ownership percentage. These ordinary shares and preferred shares carried the same rights and obligations as those issued by aBitCool, except that the number of preferred shares issued by the Company was determined by applying (i) the relative fair value percentage of the IDC Business (when compared to the Non-IDC Business) of 85% as of October 31, 2010 to (ii) the total number of outstanding preferred shares of aBitCool. The number of preferred shares outstanding of aBitCool was also correspondingly adjusted. The initial carrying values of the preferred shares of the Company were based on the estimated fair values at issuance date in accordance with ASC 480-10-S99-3A, Classification and Measurement of Redeemable Securities (Note 16). As no consideration was received for the issuance of the preferred shares, the issuance was recorded as a distribution to shareholders.

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

In addition, aBitCool and its shareholders formally agreed to waive the Company’s obligation to repay its intercompany payable due to them in the amount of RMB115,266 (US$17,465) and as such, the waiver of the payable obligation was recorded as a contribution to additional paid-in-capital on October 31, 2010. The payable obligation has been presented as an amount due to a related party for all periods presented through to the date of the waiver.

The following is a summary of the VIE agreements between 21Vianet Technology, the VIE, its Nominee Shareholders, and 21Vianet China, the primary beneficiary of 21Vianet Technology:

Exclusive option agreement

Pursuant to the exclusive option agreement amongst 21Vianet China and the Nominee Shareholders of 21Vianet Technology, the Nominee Shareholders granted the Company or its designated party, an exclusive irrevocable option to purchase all or part of the equity interests held by the Nominee Shareholders in 21Vianet Technology, when and to the extent permitted under PRC law, at an amount equal to RMB1. 21Vianet Technology cannot declare any profit distributions or grant loans in any form without the prior written consent of the 21Vianet China. The Nominee Shareholders must remit in full any funds received from 21Vianet Technology to 21Vianet China, in the event any distributions are made by the 21Vianet Technology pursuant to any written consents of 21Vianet China. The term of this agreement is 10 years, expiring on December 18, 2016, which is renewable at the sole discretion of 21Vianet China.

Exclusive technical consulting and service agreement

Pursuant to the exclusive technical consulting and service agreement between 21Vianet China and the 21Vianet Technology, 21Vianet China is to provide exclusive management consulting services and

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

1.	ORGANIZATION (CONTINUED)

internet technical services in return for fees based on of a predetermined hourly rate of RMB1, which is adjustable at the sole discretion of 21Vianet China. The term of this agreement is 10 years, expiring on December 18, 2016, which is renewable at the sole discretion of 21Vianet China.

Loan agreement

In January 2011, 21Vianet China and the Nominee Shareholders entered into a loan agreement. Pursuant to the agreement, 21Vianet China has provided interest-free loan facilities of RMB7,000 and RMB3,000, respectively, to the Nominee Shareholders of 21Vianet Technology for the purpose of providing capital to 21Vianet Technology to develop its data center and telecommunications value-added business and related businesses. There is no fixed term for the loan.

Power of attorney agreement

The Nominee Shareholders entered into the power of attorney agreement whereby they granted an irrevocable proxy of the voting rights underlying their respective equity interests in the 21Vianet Technology to 21Vianet China, which includes, but are not limited to, all the shareholders’ rights and voting rights empowered to the Nominee Shareholders by the company law and the Company’s Articles of Association. The power of attorney remains valid and irrevocable from the date of execution, so long as each Nominee Shareholder remains as a shareholder of 21Vianet Technology.

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

Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between the Company and 21Vianet Technology through the irrevocable power of attorney agreement, whereby the Nominee Shareholders effectively assigned all of their voting rights underlying their equity interest in 21Vianet Technology to 21Vianet China. In addition, the Company, through 21Vianet China, obtained effective control over 21Vianet Technology through the ability to exercise all the rights of 21Vianet Technology’s shareholders pursuant to the share pledge agreement and exclusive option agreement. The Company demonstrates its ability and intention to continue to exercise the ability to absorb substantially all of the expected losses and receive substantially all of the economic benefits of 21Vianet Technology through 21Vianet China, pursuant to the loan agreement and consulting and service agreement, respectively. Thus, the Company is also considered the primary beneficiary of

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

1.	ORGANIZATION (CONTINUED)

21Vianet Technology through 21Vianet China. As a result of the above, the Company consolidates 21Vianet Technology and its subsidiaries under by ASC 810-10 Consolidation: Overall.

Subsequently, in September 2010, the following supplementary agreements were entered into:

21Vianet Group, Inc. agreed to provide unlimited financial support to 21Vianet Technology for its operations and agreed to forego the right to seek repayment in the event 21Vianet Technology is unable to repay such funding.

21Vianet China also re-assigned the power of attorney agreement whereby they granted an irrevocable proxy of the voting rights underlying their respective equity interests in 21Vianet Technology to 21Vianet Group, Inc., which includes, but are not limited to, all the shareholders’ rights and voting rights empowered to the Nominee Shareholders by the company law and the Company’s Article of Association.

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

In the opinion of the Company’s management and PRC counsel, (i) the ownership structure of 21Vianet China and 21Vianet Technology is not in breach or violation of any existing PRC Laws in any material respect, (ii) each of the VIE Agreements to which it is a party is valid, legally binding and enforceable to each party of such agreements under the existing PRC Laws, (iii) the execution, delivery, effectiveness, enforceability and performance of each of the VIE Agreements will not violate any PRC Laws, except for such violation that would not have a material adverse effect, and (iv) each of the PRC Subsidiaries is in compliance with the provisions of such necessary governmental authorizations in all material aspects.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Company and its contractual arrangements with 21Vianet Technology are found to be in violation of any existing or future PRC laws and regulations, the Company may be required to restructure its ownership structure and operations in the PRC to comply with the changing and new PRC laws and regulations. To the extent that changes and new PRC laws and regulations prohibit the Company’s VIE arrangements from complying with the principles of consolidation, the Company would have to deconsolidate the financial position and results of operations of its VIE. In the opinion of management, the likelihood of loss in respect of the Company’s current ownership structure or the contractual arrangements with 21Vianet Technology is remote based on current facts and circumstances.

Except for certain computer and network equipment with carrying amounts of RMB46,320 that were pledged to secure banking borrowings granted to the Company (Note 12), there were no pledges or collateralization of the Consolidated VIE’s assets. Creditors of the Consolidated VIE have no recourse to the general credit of the Company, who is the primary beneficiary of the Consolidated VIE, and such amounts have been parenthetically presented on the face of the consolidated balance sheets. The Company has not provided any financial or other support that it was not previously contractually required to provide to the Consolidated VIE during the periods presented.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

1.	ORGANIZATION (CONTINUED)

The following financial information of the Consolidated VIE was included in the accompanying consolidated financial statements as of December 31, 2011 and 2012 and for the years ended December 31, 2010, 2011 and 2012:

	As of December 31,
	2011	2012
	RMB	RMB	US$
Total assets	1,165,210	1,630,208	261,666
Total liabilities	704,879	930,038	149,281

	For the Year Ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
Net revenues	525,203	1,020,929	1,524,158	244,644
Net profit	30,668	51,566	122,552	19,671

	For the Year Ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
Net cash provided by operating activities	80,663	150,739	169,304	27,175
Net cash used in investing activities	(616)	(224,704)	(205,069)	(32,916)
Net cash provided by financing activities	41,835	86,109	110,076	17,668

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

(b)	Principles of Consolidation

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

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c)	Use of estimates (continued)

share-based compensation arrangements. The valuation of and accounting for the Company’s purchase consideration (Note 4) also requires significant estimates and judgments provided by management. The results of the continuing operations and discontinued operations are determined by using a combination of specific identification of revenues and certain costs as well as a reasonable allocation of the remaining costs using applicable cost drivers where specific identification is not determinable. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(d)	Foreign Currency

The functional currency of the Company, 21Vianet HK, 21V Xi’an Holding, Fastweb Holdings and Fastweb HK is the United States dollar (“US$”), whereas the functional currency of the Company’s PRC subsidiaries and its Consolidated VIE is the Chinese Renminbi (“RMB”) as determined based on the criteria of ASC 830, Foreign Currency Matters. The Company uses the RMB as its reporting currency. Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are re-measured at the balance sheet date exchange rate. Exchange gains and losses are included in foreign exchange gains and losses in the consolidated statements of operations.

Assets and liabilities of the Company, 21Vianet HK, 21V Xi’an Holding, Fastweb Holdings and Fastweb HK are translated into RMB at fiscal year-end exchange rates. Income and expense items are translated at average exchange rates prevailing during the fiscal year. The resulting translation adjustments are recorded in other comprehensive loss within the statements of comprehensive income.

(e)	Convenience Translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.2301 on December 31, 2012 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

(f)	Cash, Cash Equivalents and Short-term investments

Cash and cash equivalents consist of cash on hand and demand deposits placed with banks or other financial institutions which are unrestricted as to withdrawal and use and have original maturities less than three months. All highly liquid investments with a stated maturity of 90 days or less from the date of purchase are classified as cash equivalents. All highly liquid investments with stated maturities of greater than 90 days but less than 365 days are mainly fixed rate time deposits that are classified as short-term investments, which are stated at their approximate fair values.

(g)	Restricted cash

Restricted cash represents amounts held by a bank in escrow as security for notes payable, credit facilities and the guarantee of compliance with the network and service requirements of the radio spectrum license awarded by the Hong Kong Telecommunication Authority.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

(i)	Property and equipment

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

Interest costs are capitalized if they are incurred during the acquisition, construction or production of a qualifying asset and such costs could have been avoided if expenditures for these assets have not been made. Capitalization of interest costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are incurred. Interest costs are capitalized until the assets are ready for their intended use. The Company did not incur significant capitalized interest during the year ended December 31, 2010. Interest capitalized during the years ended December 31, 2011 and 2012 amounted to RMB5,037 and RMB11,718 (US$1,881), respectively.

(j)	Intangible assets

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

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(j)	Intangible assets (continued)

Intangible assets have weighted average useful lives from the date of purchase as follows:

Purchased software	4.9 years
Radio spectrum license	15 years
Network use right	20 years
Contract backlog *	1.1 years
Customer relationships *	7.3 years
Supplier relationships *	9.5 years
Licenses *	15 years
Trade Name *	15 years
Platform software *	5 years

*	Acquired in the acquisition of SH Guotong, the Managed Network Entities, Gehua and Fastweb (Note 4).

(k)	Long-term investments

The Company’s long-term investments consist of cost method investments and equity method investments.

In accordance with ASC 325-20, Investments-Other: Cost Method Investments, for investments in an investee over which the Company does not have significant influence, the Company carries the investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings. The Company’s management regularly evaluates the impairment of its cost method investments based on the performance and financial position of the investee as well as other evidence of estimated market values. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and current and future financing needs. An impairment loss is recognized in the consolidated statements of operations equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.

Investments in equity investees represent investments in entities in which the Company can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC 323-10, Investments-Equity Method and Joint Ventures: Overall. The Company applies the equity method of accounting that is consistent with ASC 323-10 in limited partnerships in which the Company holds a three percent or greater interest. Under the equity method, the Company initially records its investment at cost and prospectively recognizes its proportionate share of each equity investee’s net profit or loss into its consolidated statements of operations. The difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill included in equity method investment on the consolidated balance sheets. The Company evaluates its equity method investments for impairment under ASC 323-10. An impairment loss on the equity method investments is recognized in the consolidated statements of income when the decline in value is determined to be other-than-temporary.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l)	Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. The Company’s goodwill at December 31, 2011 and 2012 were related to its acquisitions of SH Guotong, the Managed Network Entities, Gehua and Fastweb (Note 4). In accordance with ASC 350, Goodwill and Other Intangible Assets, recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present. The Company has adopted Accounting Standards Update No. 2011-08 (“ASU 2011-08”), Intangibles—Goodwill and Others, pursuant to which the Company can elect to perform a qualitative assessment to determine whether the two-step impairment testing on goodwill is necessary.

The performance of the impairment test in accordance to ASC 350 involves a two-step process. The first step of the impairment test involves comparing the fair value of the reporting unit with its carrying amount, including goodwill. Fair value is primarily determined by computing the future discounted cash flows expected to be generated by the reporting unit. If the reporting unit’s carrying value exceeds its fair value, goodwill may be impaired. If this occurs, the Company performs the second step of the goodwill impairment test to determine the amount of impairment loss.

The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit’s goodwill. If the implied goodwill fair value is less than its carrying value, the difference is recognized an impairment loss.

In accordance with ASC 350, the Company assigned and assessed goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. The Company has determined it has one reporting unit, which is also its only operating segment. Goodwill that has arisen as a result of the acquisitions of SH Guotong, the Managed Network Entities, Gehua and Fastweb was assigned to this reporting unit.

In 2012, the Company elected to assess goodwill for impairment using the two-step process. As of October 1, 2012, the Company completed its annual impairment test for goodwill that has arisen out of the acquisitions of SH Guotong, the Managed Network Entities, Gehua. The Company determined the fair value of the reporting unit using the income approach based on the discounted expected cash flows associated with the reporting unit. The discounted cash flows for the reporting unit were based on six year projections. Cash flow projections were based on past experience, actual operating results and management best estimates about future developments as well as certain market assumptions. Cash flows after six years were estimated using a terminal value calculation, which considered terminal value growth at 3%, considering the long term revenue growth for entities in a similar industry in the PRC. The discount rate of approximately 13.5% was derived and used in the valuations which reflect the market assessment of the risks specific to the Company and its industry and is based on its weighted average cost of capital. The resulting fair value of the reporting unit was higher than its carrying value, and as such, the Company was not required to complete the second step; therefore, no impairment losses were recognized in 2012. Similarly, pursuant to the goodwill impairment tests in 2010 and 2011, no impairment losses were recognized.

(m)	Impairment of long-lived assets and intangibles

The Company evaluates its long-lived assets or asset group, including intangible assets with finite lives, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset or a

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(m)	Impairment of long-lived assets and intangibles (continued)

group of long-lived assets may not be recoverable. When these events occur, the Company evaluates for impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available for the long-lived assets. No impairment charge was recognized for each of the three years ended December 31, 2012.

(n)	Fair value of financial instruments

The Company’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable, other receivables, short-term bank borrowings, accounts payable, balances with related parties, other payables, and long-term bank borrowings. Other than the long-term bank borrowings, the carrying values of these financial instruments approximate their fair values due to their short-term maturities. The long-term bank borrowings approximate their fair value since they bear interest rates which approximate market interest rates.

The contingent consideration in both cash and shares are initially measured at fair value of the date of acquisitions of the Managed Network Entities, Gehua and Fastweb (Note 4) and subsequently remeasured at the end of each reporting period with an adjustment for fair value recorded to the current period expense. The Company, with the assistance of an independent third party valuation firm, determined the estimated fair value of the contingent consideration in both cash and shares that are recognized in the consolidated financial statements.

(o)	Revenue recognition

The Company hosts customers’ servers and networking equipment, improving the performance, availability and security of their Internet services. The Company also provides managed network services to enable its customers to deliver data across the internet in a faster and more reliable manner through extensive data transmission network and BroadEx smart routing technology.

Consistent with the criteria of Staff Accounting Bulletin No. 104, Revenue Recognition, the Company recognizes revenue from sales of these services when there is a signed sales agreement with fixed or determinable fees, services have been provided to the customer and collection of the resulting customer’s receivable is reasonably assured.

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

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o)	Revenue recognition (continued)

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

Business tax on revenues earned from provision of services to customers is recorded as a deduction from gross revenue to derive net revenue in the same period in which the related revenue is recognized. Except for Xi’an Tech, which is subject to a 5% business tax rate on their revenues, all the Company’s other PRC subsidiaries and its Consolidated VIE are subject to a 3% business tax rate.

The business tax expenses for the years ended December 31, 2010, 2011 and 2012 amounted to RMB20,519, RMB42,241 and RMB56,106 (US$9,006), respectively.

(p)	Cost of revenues

Cost of revenues consists primarily of telecommunication costs, depreciation of the Company’s long-lived assets, amortization of acquired intangible assets, maintenance, and data center rental expenses directly attributable to the provision of the IDC services.

21Vianet China is subject to business tax and other surcharges on the revenues earned for exclusive business support, technical and consulting services provided to 21Vianet Technology, pursuant to the VIE agreements (Note 1(v)). Such business tax and other surcharges are charged to cost of revenues as the related technical, consulting and rental services are rendered.

(q)	Advertising expenditures

Advertising expenditures are expensed as incurred and are included in sales and marketing expenses, which amounted to RMB3,468, RMB3,159 and RMB 4,426 (US$710) for the years ended December 31, 2010, 2011 and 2012, respectively.

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

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(s)	Government grants (continued)

reduction of the related operating expense. When the grant relates to an asset, it is recognized as deferred government grants and released to the statement of operations in equal amounts over the expected useful life of the related asset, when operational, as a reduction of the related depreciation expense.

(t)	Leases

Leases are classified at the inception date as either a capital lease or an operating lease. The Company did not enter into any leases whereby it is the lessor for any of the periods presented. As the lessee, a lease is a capital lease if any of the following conditions exists: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life, or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. The Company entered into capital leases for certain fiber optic cables and network equipment in the years ended December 31, 2010, 2011 and 2012.

All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over the periods of their respective lease terms. The Company leases office space and employee accommodation under operating lease agreements. Certain lease agreements contain rent holidays and escalating rent. Rent holidays and escalating rent are considered in determining the straight-line rent expense to be recorded over the lease term. The lease term begins on the date of initial possession of the lease property for purposes of recognizing lease expense on a straight-line basis over the term of the lease.

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

The Company applies ASC 740, Accounting for Income Taxes, to account for uncertainty in income taxes. ASC 740 prescribes a recognition threshold a tax position is required to meet before being recognized in the financial statements.

The Company has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of “income tax” in the consolidated statements of operations.

(v)	Discontinued operations

In accordance with ASC 205-20, Discontinued Operations, when a component of an entity has been disposed of and the Company will no longer have significant continuing involvement in the operations of the component, the results of its operations should be classified as discontinued operations in the consolidated statement of operations for all periods presented.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(w)	Share-based compensation

Share options and Restricted Stock Units (“RSUs”) granted to employees are accounted for under ASC 718, Compensation—Stock Compensation, which requires that share-based awards granted to employees be measured based on the grant date fair value and recognized as compensation expense over the requisite service period and/or performance period (which is generally the vesting period) in the consolidated statements of operations.

The Company has elected to recognize compensation expense using the straight-line method for share-based awards granted with service conditions that have a graded vesting schedule. For share-based awards granted with performance conditions, the Company recognizes compensation expense using the accelerated method. The Company commences recognition of the related compensation expense if it is probable for the Company to estimate the fulfillment of the performance condition. To the extent that the Company determines that it is probable that a different number of share-based awards will vest depending on the outcome of the performance condition, the cumulative effect of the change in estimate is recognized in the period of change.

ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. The forfeiture rate is estimated based on historical and future expectations of employee turnover rates and are adjusted to reflect future changes in facts and circumstances, if any.

Share-based compensation expense is recorded net of estimated forfeitures such that expense is recorded only for those share-based awards that are expected to vest. To the extent the Company revises this estimate in the future, the share-based payments could be materially impacted in the period of revision, as well as in following periods. During the years ended December 31, 2010, 2011 and 2012, the Company estimated that the forfeiture rate for both the management and non-management employees of the Company was zero.

(x)	Earnings per share

In accordance with ASC 260, Earnings per Share, basic earnings per share is computed by dividing net earnings / loss attributable to ordinary shareholders by the weighted average number of unrestricted ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. The Company’s Series A, Series B and Series C contingently redeemable convertible preferred shares were participating securities. For the periods presented herein, the computation of basic earnings per share using the two-class method is not applicable as the participating securities did not have contractual rights and obligations to share in the losses of the Company. Accordingly, both the profit from continuing operations and loss from discontinued operations are allocated to the ordinary shareholders in the computation of basic earnings per share. Diluted earnings per share for continuing operations is calculated by dividing net profit from continuing operations attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Diluted earnings per share for discontinued operations is then calculated by dividing net loss from discontinued operations attributable to ordinary shareholders by the same number of potential ordinary shares determined in the earlier step. Contingently issuable shares, including performance-based share awards, are included in the computation of basic earnings per share only when there is no circumstance under which those shares would not be issued. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the Company’s preferred shares using the if-

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(x)	Earnings per share (continued)

converted method and ordinary shares issuable upon the exercise of the share options, using the treasury stock method. Ordinary share equivalents are excluded from the computation of diluted per share if their effects would be anti-dilutive.

(y)	Share repurchase program

Pursuant to a Board of Directors’ resolution on September 14, 2011, the Company’s management is authorized to repurchase up to US$30,000 of the Company’s ADSs (“Share Repurchase Plan”). During the period from September 14, 2011 to December 31, 2011, the Company repurchased 3,022,532 ADSs, under this plan for a consideration of US$29,900. There was no additional repurchase during 2012.

The Company accounted for the repurchased shares as Treasury Stock at cost in accordance to ASC 505-30, Treasury Stock, and is shown separately in the statement of shareholder’s (deficit) equity, as the Company has not yet decided on the ultimate disposition of those ADSs acquired. When the Company decides to use the treasury stock to settle the stock consideration for the acquisitions (Note 17), the difference between the fair value at settlement date and the repurchase price is debited into additional paid-in capital. When the Company decides to retire the treasury stock, the difference between the original issuance price and the repurchase price is debited into additional paid-in capital.

(z)	Comprehensive income (loss)

Comprehensive income (loss) is defined as the increase (decrease) in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Accumulated other comprehensive loss of the Company includes foreign currency translation adjustments related to the Company, 21Vianet HK, 21V Xi’an Holding, Fastweb Holdings and Fastweb HK, whose functional currency is US$.

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

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(cc)	Recent accounting pronouncements

In February 2013, the FASB issued ASU No. 2013-02 (“ASU 2013-02”), Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, which is intended to improve the reporting of reclassifications out of accumulated other comprehensive income. It does not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the standard requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2012, with early adoption permitted. The Company will adopt ASU 2013-02 beginning January 1, 2013 and does not expect the adoption to have a material impact on its consolidated financial statements.

3.	CONCENTRATION OF RISKS

(a)	Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable, other receivables and amounts due from related parties. As of December 31, 2011 and 2012, cash and cash equivalents and short-term investments of RMB225,731 and RMB315,340 (US$50,616), respectively, were deposited with major financial institutions located in the PRC, and US$172,195 and US$120,866 (RMB753,010), respectively, were deposited with in major financial institutions located outside the PRC. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006 that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go into bankruptcy. In addition, since China’s concession to the World Trade Organization, foreign banks have been gradually permitted to operate in China and have been significant competitors against Chinese banks in many aspects, especially since the opening of the Renminbi business to foreign banks in late 2006. Therefore, the risk of bankruptcy of those Chinese banks in which the Company has deposits has increased. In the event of bankruptcy of one of the banks which holds the Company’s deposits, it is unlikely to claim its deposits back in full since it is unlikely to be classified as a secured creditor based on PRC laws.

(b)	Business, supplier, customer, and economic risk

The Company participates in a relatively dynamic and competitive industry that is heavily reliant operation excellence of the services. The Company believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, result of operations or cash flows:

(i) Business Risk—Third parties may develop technological or business model innovations that address data centre and network requirements in a manner that is, or is perceived to be, equivalent or superior to the Company’s services. If competitors introduce services that compete with, or surpass the quality, price or performance of the Company’s services, the Company may be unable to renew its agreements with existing customers or attract new customers at the prices and levels that allow the Company to generate reasonable rates of return on its investment.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

3.	CONCENTRATION OF RISKS (CONTINUED)

(b)	Business, supplier, customer, and economic risk (continued)

(ii) Supplier Risk—The Company’s operations are dependent upon bandwidth and cabinet capacity provided by the third-party telecom carriers. There can be no assurance that the Company will be able to secure the cabinet and bandwidth supply from the third-party telecom carriers, neither the Company is adequately prepared for unexpected increases in bandwidth demands by its customers. The communications capacity the Company has leased, include cabinet and bandwidth, may become unavailable for a variety of reasons, such as physical interruption, technical difficulties, contractual disputes, or the financial health of its third-party providers. Any failure of these network providers to provide the capacity the Company requires may result in a reduction in, or interruption of, service to its customers. A significant portion of the Company’s total bandwidth and cabinet resources are purchased from its four largest suppliers, who collectively accounted for 40%, 31% and 23% of the Company’s total bandwidth and cabinet resources for the years ended December 31, 2010, 2011 and 2012, respectively.

(iii) Customer Risk—The success of the Company’s business going forward will rely in part on Company’s ability to continue to obtain and expand business from existing customers while also attracting new customers. The Company has a diversified base of customers covering its services and the revenue from the largest single customer accounted for less than 5% of the Company’s total net revenues in each of the three years ended December 31, 2012. Certain customers are local subsidiaries of a telecommunication carrier in China, which the Company views as separate customers as it negotiates with, maintain and support each of these entities given that each of them has the separate decision-making authority and services procurement budget. None of these customers on a stand-alone basis contributed more than 4% of the Company’s revenues in any given year but in the aggregate, they contributed approximately 32%, 28% and 22% of the Company’s total revenues, in 2010, 2011 and 2012, respectively.

(iv) Political, economic and social uncertainties—The Company’s operations could be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for more than 20 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC political, economic and social conditions. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.

(v) Regulatory restrictions—The applicable PRC laws, rules and regulations currently prohibit foreign ownership of companies that provide IDC services, including hosting and managed network services. Accordingly, the Company’s subsidiary, 21Vianet China, is currently ineligible to apply for the required licenses for providing IDC services in China. As a result, the Company operates its IDC services in the PRC through its Consolidated VIE which holds the licenses and permits required to provide IDC services in the PRC. The PRC Government may also choose at anytime to block access to certain website operators which could also materially impact the Company’s ability to generate revenue.

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

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

3.	CONCENTRATION OF RISKS (CONTINUED)

(c)	Currency convertibility risk (continued)

authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

(d)	Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The appreciation of the RMB against US$ was approximately 3.0%, 4.9% and 0.2% in the years ended December 31, 2010, 2011 and 2012, respectively. While the international reaction to the appreciation of the RMB has generally been positive, there remains significant international pressure on the PRC Government to adopt an even more flexible currency policy, which could result in a further and potentially more significant appreciation of the RMB against the US$.

4.	ACQUISITIONS

Business combinations

The Group completed the following acquisitions in 2012, which have been accounted for as business combinations:

21V Xi’an

On July 2, 2012, the Company through its wholly-owned subsidiary, 21Vianet HK, purchased 21V Xi’an from 21 Vianet Infrastructure Limited, a subsidiary of aBitCool (a related party), for an aggregate cash consideration of RMB15,977, which is net of the pre-existing receivables and payables which were settled between the Company and 21V Xi’an upon acquisition. 21V Xi’an had previously sold cabinets and leased data center space to the Company. The acquisition of 21V Xi’an has been entered into with the intention to expand the Company’s self-built data center and increase the number of cabinets, so that the Company can effectively manage market demand and improve profit margins.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of the date of acquisition:

Net assets acquired	RMB

Current assets	7,284
Property and equipment, net	24,820
Other payables	(2,761)
Amount due to related parties	(390)
Deferred tax liability	(2,437)

Total net assets acquired	26,516
Purchase consideration	15,977

Bargain purchase gain recognized	(10,539)

The bargain purchase gain represents the excess of the fair value of the identifiable net assets acquired above the consideration transferred. Specifically, the bargain purchase gain relates to the excess of the fair value of the property and equipment over the carrying amount of these assets, which was used to determine the original purchase consideration. The resulting bargain purchase gain has been recorded in other income in the Company’s consolidated statement of operations for the year ended December 31, 2012.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

4.	ACQUISITIONS (CONTINUED)

Business combinations (continued)

The revenue and net loss of 21V Xi’an since the acquisition date included in the consolidated statement of operations for the year ended December 31, 2012 were nil and RMB2,942, respectively.

Fastweb

As part of the Company’s business expansion strategy into content delivery network (“CDN”) services, the Company acquired 100% equity interests in Fastweb for a total purchase consideration of RMB116,040 on September 9, 2012, as follows:

RMB
Cash consideration (i)	33,395
Contingent ordinary shares issuance * (ii)	82,645

Total fair value of purchase price consideration	116,040

*	The Company determined the fair value of the contingent share consideration with the assistance of an independent third party valuation firm.

Details of the purchase consideration are as follows:

(i)	RMB7,502 and RMB 9,373 of the above cash consideration was paid in September and October 2012, respectively. The remaining balance of RMB16,875 of cash consideration has been paid in 2013.

(ii)	The contingent share consideration is determined based on the achievement by Fastweb of certain financial targets in accordance with the sales and purchase agreement for the fiscal years 2012 and 2013 as well as compliance to the terms of the sales and purchase agreement. The above contingent consideration amounts were derived from the Company’s assessment of whether Fastweb will meet the contractually stipulated targets. As the contingent consideration in shares is not considered to be indexed to its own shares since the settlement amount is determined based on the agreed targets, it is liability-classified and is remeasured at the end of each reporting period with an adjustment for fair value recorded to the current period expense. As the contingency with respect to the financial targets for the fiscal year 2012 was resolved, the corresponding portion of the contingent consideration in shares was remeasured on December 31, 2012, with its fair value of RMB41,197 reclassified to additional paid in capital. The remaining contingent consideration related to fiscal 2013 has been recorded in the “Amount due to related parties” balance within the Company’s statement of financial position (Note 23).

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

4.	ACQUISITIONS (CONTINUED)

Business combinations (continued)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of the date of acquisition:

RMB
Current assets	25,042
Property and equipment, net	11,333
Contract backlog (Note 9)	1,850
Customer relationships (Note 9)	13,500
Supplier relationships (Note 9)	1,955
Platform software (Note 9)	8,900
Deferred tax assets	1,450

Total assets acquired	64,030

Accounts payable	7,237
Current liabilities	13,454
Deferred tax liabilities, non-current	6,551

Total liabilities assumed	27,242

Net assets acquired	36,788
Purchase consideration	116,040

Goodwill	79,252

The revenue and net profit of Fastweb since the acquisition date included in the consolidated statement of operations for the year ended December 31, 2012 were RMB34,356 and RMB6,556, respectively.

The goodwill, which is not tax deductible, is primarily attributable to synergies expected to be achieved from the acquisition.

The estimated useful lives of the intangible assets acquired from Fastweb, including contract backlog, customer relationships, supplier relationships and platform software are 1 year, 7 years, 1 year, and 5 years, respectively.

Unaudited pro forma consolidated financial information

The following unaudited pro forma consolidated financial information for the years ended December 31, 2011 and 2012 are presented as if the acquisitions of 21V Xi’an and Fastweb had occurred at the beginning of the periods presented. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on the date indicated. The pro forma adjustments are based on available information and certain assumptions the management believes are reasonable.

	For the year ended December 31
	2011	2012	2012
	RMB	RMB	US$
Net revenue	1,076,518	1,574,918	252,792
Net profit	42,498	49,957	8,019
Earnings per share basic (RMB)	0.06	0.14	0.02

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

4.	ACQUISITIONS (CONTINUED)

Business combinations (continued)

These amounts have been computed after applying the effects of the Company’s accounting policies.

Purchase agreement

In addition to the business combinations completed per above, the Company also signed the following purchase agreement during 2012:

iJoy Holding Limited

As part of the Company’s expansion strategy into CDN services, on September 20, 2012, the Company signed a purchase agreement to acquire a 100% equity interest in iJoy Holding Limited and its subsidiaries (collectively known as “iJoy”), with a maximum purchase consideration of US$22,000. The majority of the purchase consideration is subject to further adjustments based on certain contingent conditions. As of December 31, 2012, the closing conditions of the acquisition of iJoy have not been met and therefore the transfer of the equity interest has not occurred. As such, the Company has not accounted for this business combination in 2012.

In November and December 2012, the Company made two interest-free loans to the existing shareholder of iJoy for US$50 and US$2,000, respectively, both of which expire at the end of November 2013. The aggregate amount of these loans has been classified as in other current assets on the balance sheet as of December 31, 2012. If the acquisition closes before the loans expire, the Company may offset a portion of the purchase consideration in the amount of the loans which have been granted.

Business combinations in 2010 and 2011

The Company completed the following acquisitions in 2010 and 2011, which were accounted for as business combinations:

Managed Network Entities

As a part of the Company’s business expansion strategy into the provision of managed network services that are complementary to its core IDC business, the Company through 21Vianet Beijing, acquired a 51% equity interest in CYSD and ZBXT (collectively, the “Managed Network Entities”) from a related party for a total purchase consideration of RMB172,439 on September 30, 2010, as follows:

RMB
Cash consideration (i)	50,000
Contingent consideration in cash * (iii)	38,536
Contingent ordinary shares issuance * (iii) and (iv)	75,494
Option to acquire the Company’s ordinary shares * (ii)	15,174
Less: Call option to purchase the remaining 49% equity interest in the Managed Network Entities (ii)	(6,765)

Total fair value of purchase price consideration	172,439

*	The Company determined the fair value of the contingent consideration in cash and ordinary shares, the option to acquire the Company’s ordinary shares and the call option with the assistance of an independent third party valuation firm.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

4.	ACQUISITIONS (CONTINUED)

Business combinations in 2010 and 2011 (continued)

Details on the purchase consideration are discussed as follows:

(i)	The cash consideration of RMB50,000 was paid in September 2010.

(ii)	The Company issued an option to the Seller to acquire RMB25,000 of its ordinary shares at a fixed exercise price of US$8.61 per share, exercisable at any time through June 2012. As the option is indexed to the RMB:USD currency index in addition to its own shares, it is liability-classified and is remeasured at the end of each reporting period with an adjustment to fair value recorded to the results of operations with a corresponding credit in the “Amount due to related parties” balance within the Company’s statement of financial position (Note 23).

(iii)	The contingent consideration in both cash and shares are annually determined based on the achievement by the Managed Network Entities of certain financial targets in accordance with the sales and purchase agreement for the fiscal years 2011, 2012 and 2013, as well as the successful negotiation of a country-wide fiber optic lease agreement with a specific third party that is critical to the expansion of their business. The above contingent consideration amounts were derived from the Company’s assessment of whether the Managed Network Entities will meet the certain contractually stipulated targets. Such contingent consideration amounts still outstanding have been recorded in the “Amount due to related parties” balance within the Company’s statement of financial position (Note 23).

(iv)	In accordance with the sales and purchase agreement, if the option to acquire the Company’s ordinary shares per (ii) above is exercised, any contingent consideration payable in shares, if and when the stipulated targets are achieved, would be reduced by the number of shares issued through the exercise of that option. As such, the valuation of the contingent consideration payable in shares represents the fair value of the contingent share consideration payable that is in excess of the shares issuable as discussed in (ii) above. As the contingent consideration in shares is not considered to be indexed to its own shares since the settlement amount is determined based on the agreed targets discussed in (iii) above, it is liability-classified and is remeasured at the end of each reporting period with an adjustment for fair value recorded to the current period expense. As the contingencies with respect to the financial targets for fiscal years 2011 and 2012 were resolved, the corresponding portions of the contingent consideration in shares were remeasured on December 31, 2011 and 2012, respectively, with their fair values reclassified to additional paid in capital.

The agreement also provided a call option that allows the Company to purchase the remaining 49% equity interest in the Managed Network Entities by December 2011 for cash consideration determined using the proportionate amount of the finalized cash consideration for the initial 51% acquisition. As the remaining 49% equity interests is held by only one non-controlling shareholder where the underlying shares of the Managed Network Entities are not publicly traded, the call option is an embedded feature in the Managed Network Entities’ shares, which does not qualify for bifurcation accounting. The fair value of the call option was RMB6,765 was recognized as part of non-controlling interests.

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

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

4.	ACQUISITIONS (CONTINUED)

Business combinations in 2010 and 2011 (continued)

execution of the country-wide fiber optic lease agreement with share contingent consideration (see below);

ii)	Removed the option to acquire the Company’s ordinary shares; and

iii)	Adjusted certain financial targets determining contingent consideration in both cash and shares.

The terms of supplementary agreements were negotiated and finalized subsequent to the acquisition date, on which the Company had obtained all necessary information, in response to unforeseen events and circumstances which arose subsequent to the acquisition. Accordingly, the Company concluded that the accounting for the supplementary agreement should be separate from that of the business combination. Part of the contingent share consideration that is to be made to the Seller as part of the acquisition of the remaining 49% of the equity interest of Managed Network Entities is extinguished by the original cash contingent consideration to be paid at the successful execution of the country-wide fiber optic lease agreement, as the two fiber optic cables were highly comparable in terms of quality and capacity. Remeasurement of contingent share consideration for the option to acquire the Company’s ordinary shares is no longer required pursuant to the removal of the option.

On December 15, 2011, the Company exercised the option to acquire the remaining 49% equity interest of the Managed Network Entities, as follows:

RMB
Contingent cash consideration	69,917
Contingent ordinary share issuance	99,251

Total fair value of purchase price consideration	169,168

The consideration in both cash and shares are annually determined based on the achievement by the Managed Network Entities of certain financial targets for the fiscal year 2011, as well as the completion of construction of the country-wide fiber optic. As the contingent consideration in shares is not considered to be indexed to its own shares since the settlement amount is determined based on the agreed targets, it is liability-classified and is remeasured at the end of each reporting period with an adjustment for fair value recorded to the current period expense. The above contingent consideration amounts were derived from the Company’s assessment of whether the Managed Network Entities will meet the certain contractually stipulated targets. Such contingent consideration amounts still outstanding have been recorded in the “Amount due to related parties” balance within the Company’s statement of financial position. As the contingency with respect to the revenue and net profit targets for fiscal year 2011 was resolved, the corresponding portion of the contingent consideration in shares was remeasured on December 31, 2011, with its fair value reclassified to additional paid in capital.

An amount of RMB67,375 of cash consideration was paid in December 2011, with the remaining cash consideration of RMB2,542 paid in May 2012.

Since the Company had already obtained control of Managed Network Entities on September 30, 2010, the acquisition of the remaining 49% equity interests was accounted for as an equity transaction, where the difference between the fair value of the purchase consideration and the carrying amount of non-controlling interest of RMB42,288 was recorded as additional paid-in capital.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

4.	ACQUISITIONS (CONTINUED)

Business combinations in 2010 and 2011 (continued)

Gehua

As a part of the Company’s business expansion strategy into the provision of managed network services that are complementary to its core IDC business, the Company through 21Vianet Beijing, acquired 100% equity interest in Gehua from a related party for a total purchase consideration of RMB 77,469 on October 19, 2011, as follows:

RMB
Cash consideration (i)	14,820
Contingent consideration in cash * (ii)	15,949
Contingent ordinary shares issuance * (iii)	46,700

Total fair value of purchase price consideration	77,469

*	The Company determined the fair value of the contingent consideration in cash and ordinary shares with the assistance of an independent third party valuation firm.

Details on the purchase consideration are discussed as follows:

(i)	The cash consideration of RMB14,820 was paid in October 2011.

(ii)	The contingent cash consideration is determined based on the achievement by Gehua of certain financial targets for the period from September 1, 2011 to August 31, 2012. The above contingent consideration amounts were derived from the Company’s assessment of whether Gehua will meet the certain contractually stipulated targets. Such amounts were fully paid by February 2013, as the contingency was resolved in 2012.

(iii)	The contingent consideration in shares is determined based on the achievement by Gehua of certain financial targets in accordance with the sales and purchase agreement for the periods from September 1, 2011 to December 31, 2011, from September 1, 2011 to August 31, 2013 and the operating effectiveness of the fiber optic lease arrangement acquired as part of this acquisition for the period up to August 15, 2014. As the contingent consideration in shares is not considered to be indexed to its own shares since the settlement amount is determined based on the agreed targets, it is liability-classified and is remeasured at the end of each reporting period with an adjustment for fair value recorded to the current period expense. Such contingent consideration amounts still outstanding have been recorded in the “Amount due to related parties” balance within the Company’s statement of financial position. As the contingency with respect to the financial targets for the period from September 1, 2011 to December 31, 2011 has been resolved, the corresponding portion of the contingent consideration in shares was remeasured on December 31, 2011, with its fair value reclassified to additional paid in capital.

Asset acquisitions

On October 1, 2011, the Company through its consolidated VIE, 21Vianet Technology and 21Vianet Beijing, acquired 99.95% and 0.05% equity interests of Shanghai Cloud from Foshan 21Vianet Intelligence Technology Co., Ltd. (“21V FS”) and 21Vianet Beijing Intelligence Energy System Technology Co., Ltd. (“21V BJ”), respectively, for cash consideration of RMB18,200. 21V FS and 21V BJ are both consolidated VIEs of aBitCool. On October 27, 2011, the Company through its consolidated VIE, 21Vianet Beijing, acquired 100% equity interest in Shenzhen Cloud from 21V FS for cash consideration of RMB7,900.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

4.	ACQUISITIONS (CONTINUED)

Asset acquisitions (continued)

As Shanghai Cloud and Shenzhen Cloud did not possess all the elements that are necessary to conduct normal operations as a business and had not yet commenced operations, such acquisitions were accounted for as acquisitions of assets.

5.	ACCOUNTS RECEIVABLE, NET

Accounts receivable and the allowance for doubtful accounts consist of the following:

	December 31,
	2011	2012
	RMB	RMB	US$
Accounts receivable	149,745	293,710	47,144
Allowance for doubtful debts	(2,121)	(341)	(55)

	147,624	293,369	47,089

As of December 31, 2011 and 2012, all accounts receivable were due from third party customers.

An analysis of the allowance for doubtful accounts is as follows:

	For the year ended December 31,
	2011	2012
	RMB	RMB	US$
Balance at beginning of the year	2,453	2,121	341
Provision	183	538	86
Write-off of accounts receivable	(515)	(2,318)	(372)

Balance at the end of the year	2,121	341	55

Additions to the Company’s allowance for doubtful accounts were recorded within general and administration expenses for the years ended December 31, 2010, 2011 and 2012.

6.	SHORT-TERM INVESTMENTS

Short-term investments consisted of the following as of December 31, 2011 and 2012:

As of December 31, 2011	Carrying Value	Unrealized gains/(losses)	Estimated Fair Value
	RMB	RMB	RMB
Held-to-maturity securities
—Fixed rate time deposits	894,540	—	894,540

As of December 31, 2012	Carrying Value	Unrealized gains/(losses)	Estimated Fair Value	Estimated Fair Value
	RMB	RMB	RMB	US$
Held-to-maturity securities
—Fixed rate time deposits	222,701	—	222,701	35,746

The Company recorded interest income related to its short-term investments amounting to nil, RMB12,961 and RMB12,708 (US$2,040) for the years ended December 31, 2010, 2011 and 2012, respectively, in the consolidated statements of operations.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

7.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31,
	2011	2012
	RMB	RMB	US$
Prepaid expenses for bandwidth, rented computer rooms and cabinets	15,478	19,913	3,196
Staff field advances	993	2,530	406
Interest receivable	10,295	6,998	1,123
Loans to shareholder of iJoy (Note 4)	—	12,885	2,068
Receivables for the disposal of certain construction-in-progress	—	20,290	3,257
Tax recoverable	2,140	8,422	1,352
Office deposits	4,612	8,288	1,330
Other receivables	14,057	16,430	2,638

	47,575	95,756	15,370

Prepaid expense for bandwidth, rented computer rooms and cabinets represents the unamortized portion of prepayments made to the Company’s telecommunication operators and certain technology companies, who provide the Company with access to bandwidth and computer rooms and cabinets.

8.	PROPERTY AND EQUIPMENT, NET

Property and equipment, including those held under capital leases, consist of the following:

	December 31,
	2011	2012
	RMB	RMB	US$
At cost:

Buildings	11,089	32,035	5,142
Leasehold improvements	55,855	170,519	27,370
Computer and network equipment	431,311	665,040	106,747
Optical fibers	63,094	64,700	10,385
Office equipment	7,257	7,113	1,142
Motor vehicles	343	1,485	238

	568,949	940,892	151,024
Less: Accumulated depreciation	(201,526)	(296,521)	(47,595)

	367,423	644,371	103,429
Construction-in-progress	86,460	178,336	28,625

	453,883	822,707	132,054

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

8.	PROPERTY AND EQUIPMENT, NET (CONTINUED)

Depreciation expense was RMB19,673, RMB58,873 and RMB92,786 (US$14,893) for the years ended December 31, 2010, 2011 and 2012, respectively, and were included in the following captions:

	For the year ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
Cost of revenues	11,863	41,271	69,883	11,217
Sales and marketing expense	777	966	814	130
General and administrative expense	2,071	2,034	2,691	432
Research and development expense	4,962	14,602	19,398	3,114

	19,673	58,873	92,786	14,893

The carrying amounts of the Company’s property and equipment held under capital leases at respective balance sheet dates were as follows:

	December 31,
	2011	2012
	RMB	RMB	US$
Computer and network equipment	80,578	87,272	14,008
Optical fibers	63,094	64,700	10,385

	143,672	151,972	24,393
Less: accumulated depreciation	(15,790)	(33,115)	(5,315)

	127,882	118,857	19,078

Depreciation of computer and network equipment and fiber optic cables under capital leases was RMB3,413, RMB12,094 and RMB15,934 (US$2,558), for the years ended December 31, 2010, 2011 and 2012, respectively.

The carrying amounts of computer and network equipment pledged by the Company to secure banking borrowings (Note 12) granted to the Company at the respective balance sheet dates were as follows:

	December 31,
	2011	2012
	RMB	RMB	US$
Buildings	—	19,381	3,111
Computer and network equipment	20,000	46,320	7,435

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

9.	INTANGIBLE ASSETS, NET

The following table presents the Company’s intangible assets as of the respective balance sheet dates:

	Purchased software	Radio spectrum license	Network use right	Contract backlog*	Customer relationships*	Licenses from acquisition*	Supplier relationships*	Trade names*	Platform software*	Total
	RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Intangible assets, net January 1, 2011	3,916	—	—	1,905	41,403	1,298	93,519	15,045	—	157,086
Additions	1,020	—	—	910	8,410	100	22,020	—	—	32,460
Disposals	(3)	—	—	—	—	—	—	—	—	(3)
Amortization expense	(1,716)	—	—	(1,913)	(14,730)	(90)	(10,635)	(1,020)	—	(30,104)

Intangible assets, net December 31, 2011	3,217	—	—	902	35,083	1,308	104,904	14,025	—	159,439
Additions	12,217	121,425	20,000	1,850	13,500	—	1,955	—	8,900	179,847
Amortization expense	(1,907)	(6,119)	(167)	(1,223)	(10,948)	(95)	(13,305)	(1,020)	(593)	(35,377)

Intangible assets, net December 31, 2012	13,527	115,306	19,833	1,529	37,635	1,213	93,554	13,005	8,307	303,909

Intangible assets, net December 31, 2012 (US$)	2,173	18,508	3,183	245	6,041	195	15,016	2,087	1,333	48,781

*	Acquired in the acquisition of SH Guotong, Managed Network Entities, Gehua and Fastweb (Note 4).

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

9.	INTANGIBLE ASSETS, NET (CONTINUED)

In February 2012, the Company obtained a radio spectrum license from the Hong Kong Telecommunications Authority in exchange for a license fee of HK$150,000. This license allows the Company to use a frequency band of 30 MHz in a 2.3 GHz band in order to provide broadband wireless access services in Hong Kong for a period of 15 years.

In November 2012, the Company obtained a network use right from a third party, in exchange for an upfront fee of RMB20,000. This use right allows the Company to use 10Gb of the fiber optic transmission capacity for a period of 20 years.

Customer relationships relate to the relationships that arose as a result of existing customer agreements acquired and is derived from the estimated net cash flows that are expected to be derived from the expected renewal of these existing customer agreements after subtracting the estimated net cash flows from other contributory assets and is estimated to have a useful life of four to eight years. Supplier relationships relate to the relationships that arose as a result of existing bandwidth supply agreements with certain network operators. Except for the supplier relationship in the acquisition of Fastweb which was valued using a replacement cost method given the relative ease of replacement, the values of supplier relationships were generally derived from the estimated net cash flows that are expected to be generated from the expected renewal of these existing supplier agreements after subtracting the estimated net cash flows from other contributory assets. Trade Names relate to the Chinese trade names of SH Guotong and the Managed Network Entities.

The intangible assets, except for acquired customer relationships in the acquisition of the Managed Network Entities which are amortized using an accelerated method of amortization, are amortized using the straight-line method, which is the Company’s best estimate of how these assets will be economically consumed over their respective estimated useful lives ranging from 5 to 20 years. Amortization expenses were approximately RMB11,658, RMB30,104 and RMB35,377 (US$5,678) for the years ended December 31, 2010, 2011 and 2012, respectively.

The annual estimated amortization expenses for the intangible assets for each of the next five years are as follows:

	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB
Purchased software	4,341	3,626	3,503	3,209	2,561
Radio Spectrum License	8,105	8,105	8,105	8,105	8,105
Network use right	1,000	1,000	1,000	1,000	1,000
Contract backlog	1,385	—	—	—	—
Customer relationship	9,568	7,825	6,501	5,432	2,891
Licenses from acquisition	95	95	95	95	95
Supplier relationship	13,093	11,790	11,790	11,790	11,790
Trade names	1,020	1,020	1,020	1,020	1,020
Platform software	1,779	1,779	1,779	1,779	1,191
	40,386	35,240	33,793	32,430	28,653

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

10.	GOODWILL

Goodwill is comprised of the following:

	December 31,
	2011	2012
	RMB	RMB	US$
Acquisition of SH Guotong	12,507	12,507	2,007
Acquisition of the Managed Network Entities	157,664	157,664	25,307
Acquisition of Gehua	47,265	47,265	7,587
Acquisition of Fastweb	—	79,252	12,721

	217,436	296,688	47,622

The Company has assessed for impairment of its goodwill derived from the acquisitions of SH Guotong, the Managed Network Entities, Gehua and Fastweb. No impairment loss was recognized in any of the years presented.

11.	LONG-TERM INVESTMENTS

The Company’s long-term investments comprise of the following:

Cost method investment

The Company’s cost method investment represents a 10% equity ownership in Telehouse Beijing Co., Ltd. (“BJ Tele”), a foreign investment company established on August 22, 2007 in the PRC by aBitCool, a related party (Note 23(a)), and a third party foreign company. BJ Tele is principally engaged in the business of manufacturing and rental of cabinets.

On September 30, 2011, the Company through its subsidiary, 21 Vianet HK, made a cash investment of RMB8,200 to purchase its 10% equity interest in BJ Tele from aBitCool. There were no indicators of impairment noted for this long-term investment as of December 31, 2012.

Investment in an equity investee

	As of December 31, 2011			Increase (decrease) during the year ended December 31, 2012		As of December 31, 2012
	Cost investment	Share equity income	Investment in equity investee	Cost investment	Share equity loss	Cost investment	Share equity loss	Investment in equity investee	Investment in equity investee
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$
Yizhuang Fund	—	—	—	50,500	(1,101)	50,500	(1,101)	49,399	7,929

In April 2012, the Company through its subsidiary, 21Vianet Beijing, entered into an agreement to invest in the Yizhuang Venture Investment Fund (“Yizhuang Fund”) as a limited partner, and holds 27.694% of the investee. Given the Company holds more than three percent interest in the Yizhuang Fund as a Limited Partner, the investment is accounted for under the equity method as prescribed in ASC323-10, Investments—Equity Method. During the year ended December 31, 2012, the Company invested RMB50,500 in Yizhuang Fund. A second investment outlay of RMB50,500 will be made upon the written notice of Yizhuang Fund.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

12.	BANK BORROWINGS

Bank borrowings are as follows as of the respective balance sheet dates:

	As of December 31,	As of December 31,
	2011	2012	2012
	(RMB)	(RMB)	(US$)
Short-term borrowings	100,000	176,961	28,404
Long-term borrowings, current portion	—	167,879	26,946

	100,000	344,840	55,350
Long-term borrowings, non-current portion	—	63,000	10,112

Total bank borrowings	100,000	407,840	65,462

The short-term bank borrowings outstanding as of December 31, 2011 and 2012 bore a weighted average interest rate of 6.76% and 7.66% per annum, respectively, and were denominated in RMB. These borrowings were obtained from financial institutions and have terms of two months to one year.

The long-term bank borrowings (including current portion) outstanding as of December 31, 2012 bear an average interest rate of 8.35% per annum, and are denominated in Renminbi. These loans were obtained from financial institutions located in the PRC.

The current and non-current portions of long-term bank borrowings as of December 31, 2012 will be due in installments between the periods of May 25, 2013 to May 25, 2015, as follows:

	RMB	US$
2013	167,879	26,946
2014	13,000	2,086
2015	50,000	8,026

	230,879	37,058

As of December 31, 2011 and December 31, 2012, unused loan facilities for short-term bank borrowings and long-term bank borrowings amounted to RMB10,000 and RMB247,726 (US$39,763), respectively.

Bank borrowings as of December 31, 2011 and 2012 were secured/guaranteed by the following:

December 31, 2011

Short-term borrowings	Secured/guaranteed by
(RMB)
30,000

Jointly guaranteed by (i) a third party guarantor and (ii) the Company’s computer and network equipment with net book value of RMB20,000 (Note 8).

Mr. Chen Sheng, Director and CEO of the Company and Mr. Zhang Jun, Director and COO of the Company, also provided a guarantee to the third party guarantor for this bank borrowing with an upper limit of RMB12,000.

30,000	Guaranteed by a third party guarantor.
30,000	Jointly guaranteed by Mr. Chen Sheng, Director and CEO of the Company and Mr. Zhang Jun, Director and COO of the Company.
10,000	Unsecured loan.

100,000

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

12.	BANK BORROWINGS (CONTINUED)

December 31, 2012

Short-term borrowings	Secured/guaranteed by
(RMB)
20,000

Jointly guaranteed by (i) a third party guarantor and (ii) the Company’s computer and network equipment with a net book value of RMB25,720 (Note 8).

Mr. Chen Sheng, Director and CEO of the Company and Mr. Zhang Jun, Director and COO of the Company, also provided a guarantee to the third party guarantor with an upper limit of RMB20,000.

30,000

Jointly guaranteed by (i) a third party guarantor and (ii) the Company’s computer and network equipment with net book value of RMB20,600 (Note 8).

Mr. Chen Sheng, Director and CEO of the Company and Mr. Zhang Jun, Director and COO of the Company, also provided a guarantee to the third party guarantor with an upper limit of RMB30,000.

30,000

Jointly guaranteed by (i) a third party guarantor and (ii) the Company’s property with a net book value of RMB19,381 (Note 8).

Mr. Chen Sheng, Director and CEO of the Company and Mr. Zhang Jun, Director and COO of the Company, also provided a guarantee to the third party guarantor with an upper limit of RMB30,000.

90,000	Jointly guaranteed by Mr. Chen Sheng Director and CEO of the Company and Mr. Zhang Jun, Director and COO of the Company.
6,961	Jointly guaranteed by (i) Mr. Chen Sheng Director and CEO of the Company and Mr. Zhang Jun, COO of the Company, and (ii) restricted cash of RMB766.

176,961

Long-term borrowings (including current portion)	Secured/guaranteed by
(RMB)
63,000	Guaranteed by restricted cash of RMB100,000.
167,879	Guaranteed by restricted cash of RMB190,000.

230,879

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

13.	ACCRUED EXPENSES AND OTHER PAYABLES

The components of accrued expenses and other payables are as follows:

	December 31,
	2011	2012
	RMB	RMB	US$
Payroll and welfare payable	20,486	23,395	3,756
Business and other taxes payable	58,640	52,368	8,406
Payables for office supplies and utilities	2,248	2,424	390
Payables for the purchase of property and equipment	33,273	50,648	8,131
Payables for the purchase of software	426	307	50
Payable for purchase of network use right (Note 9)	—	19,881	3,191
Accrued service fees	5,316	12,248	1,966
Others	3,937	6,227	1,000

	124,326	167,498	26,890

14.	CAPITAL LEASE OBLIGATIONS

Certain computer and network equipment and fiber optic cables were acquired through capital leases entered into by the Company. Future minimum lease payments under non-cancellable capital lease arrangements are as follows:

	RMB	US$
2013	42,151	6,766
2014	30,862	4,954
2015	25,497	4,093
2016	712	114
2017 and thereafter	890	143

Total minimum lease payments	100,112	16,070
Less: amount representing interest	(11,041)	(1,773)

Present value of remaining minimum lease payments	89,071	14,297

Capital leases had weighted average interest rates of 7.56% and 7.93% for the years ended December 31, 2011 and 2012, respectively.

15.	DEFERRED GOVERNMENT GRANTS

During the years ended December 31, 2011 and 2012, the Company received RMB1,000 and RMB15,850 (US$2,544), respectively, in government grants from the relevant PRC government authorities. The government grants received during the year ended December 31, 2011 and 2012 are required to be used in construction of property and equipment. These grants are initially deferred and subsequently recognized in the statement of operations when the Company has complied with the conditions or performance obligations attached to the related government grants, if any, and the grants are no longer refundable. Grants that subsidize the construction cost of property and equipment are amortized over the life of the related assets as a reduction of the associated depreciation expense.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

15.	DEFERRED GOVERNMENT GRANTS (CONTINUED)

Movements of deferred government grants are as follows:

	For the year ended December 31,
	2011	2012
	RMB	RMB	US$
Balance at beginning of the year	5,400	5,819	934
Additions	1,000	15,850	2,544
Recognized in income as a reduction of depreciation expense	(581)	(2,876)	(462)

Balance at end of the year	5,819	18,793	3,016

16.	PREFERRED SHARES

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

The details of the Series A1, A2, A3, B1 and B2 Preferred Shares are as follows:

(i)	30,411,130 Series A1 Preferred Shares to a group of third party investors, were also the original holders of the Series A1 contingently redeemable convertible preferred shares of aBitCool, at a stated issuance price of US$0.45 for no consideration.

(ii)	5,944,580 Series A2 Preferred Shares to a third party investor, were also the holders of the original Series A2 contingently redeemable convertible preferred shares of aBitCool, at a stated issuance price of US$0.77 for no consideration.

(iii)	5,052,630 Series A3 Preferred Shares to the holder of above Series A2 Preferred Shares, who is also the holder of the original Series A3 contingently redeemable convertible preferred shares of aBitCool at a stated issuance price of US$0.51 for no consideration.

(iv)	10,947,370 Series B1 Preferred Shares to certain holders of above Series A1 Preferred Shares, who are also the holders of the original Series B1 redeemable convertible preferred shares of aBitCool, at a stated issuance price of US$0.51 for no consideration.

(v)	58,610,470 Series B2 Preferred Shares to a group of third party investors, who are also the holders of the original Series B2 redeemable convertible preferred shares of aBitCool, at a stated issuance price of US$0.63 for no consideration.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

16.	PREFERRED SHARES (CONTINUED)

Series A and Series B Preferred Shares (continued)

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

Liquidation

In the event of any liquidation, dissolution or winding up of the Company (each a “Liquidation Event”), either voluntary or involuntary, or the occurrence of a Deemed Liquidation Event defined as (a) the sale, lease, other disposition of all or substantially all of the Company’s assets or the sale, exchange or transfer of a majority of the outstanding share capital of the Company, to an entity or a group of entities acting in concert; or (b) a merger, consolidation, amalgamation, recapitalization, reclassification, reorganization or similar business combination transaction involving the Company under circumstances in which the existing shareholders cease to retain a majority in voting power of the Company, distributions to the shareholders of the Company shall be made in the following manner:

(1)	In the event where the valuation of the Company is more than the sum of the stated issuance prices of the Series A1 Preferred Shares and all the Series B Preferred Shares:

(a)	the holders of Series B Preferred Shares shall be entitled to receive the amount equal to 100% of its stated issuance price plus all declared but unpaid dividends, prior and in preference to any distribution of any of the assets and funds of the Company to the holders of Series A Preferred Shares and ordinary shareholders of the Company;

(b)	After payment has been made to the holders of Series B Preferred Shares, the holders of Series A Preferred Shares shall be entitled to receive the amount equal to 100% of its stated issuance price plus all declared but unpaid dividends, prior and in preference to any distribution of any of the assets and funds of the Company to the ordinary shareholders of the Company;

(c)	After payment has been made to the holders of Series A and Series B Preferred Shares, all assets and funds of the Company that remain legally available for distribution shall be distributed pro rata among the ordinary shareholders and the holders of Series A and Series B Preferred Shares, on an as converted basis.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

16.	PREFERRED SHARES (CONTINUED)

Series A and Series B Preferred Shares (continued)

(2)	In the event where which the valuation of the Company is less than the sum of the stated issuance price of all the Series A1 and Series B Preferred Shares:

(a)	the holders of Series A and Series B Preferred Shares shall be entitled to receive, on parity with each other, an amount equal to 100% of its respective stated issuance price plus all declared but unpaid dividends and distribution, prior and in preference to any distribution of any of the assets and funds of the Company to the ordinary shareholders of the Company;

(b)	After payment has been made to the holders of Series A and Series B Preferred Shares, all assets and funds of the Company that remain legally available for distribution shall be distributed pro rata among the ordinary shareholders and the holders of Series A and Series B Preferred Shares, on an as converted basis.

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

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

16.	PREFERRED SHARES (CONTINUED)

Series A and Series B Preferred Shares (continued)

whereby all Series A and Series B Preferred Shares will be automatically converted into Class B ordinary shares at the respective then-effective conversion prices immediately prior to the completion of a Qualified IPO.

Registration Rights

The Series A and Series B Preferred Shares also contained registration rights which: (1) allowed the holders to demand the Company to file a registration statement covering the offer and sale of Series A and Series B Preferred Shares after a qualified IPO; (2) required the Company to offer preferred shareholders an opportunity to include in a registration if the Company proposes to file a registration statement for a public offering of other securities; (3) allowed the preferred shareholders to request the Company to file a registration statement on Form F-3 when the Company is eligible to use Form F-3. The Company was required to use its best effort to effect the registration if requested by the Preferred Shares holders, but there was no requirement to pay any monetary or non-monetary consideration for non-performance.

Series C Preferred Shares

On January 14, 2011, the Company issued an aggregate of 31,882,930 Series C1 Preferred Shares to certain holders of the Series A and Series B Preferred Shares, for total gross cash proceeds of US$30,000. On February 17, 2011, the Company issued an additional 5,313,820 Series C1 Preferred Shares to a third party investor, for gross cash proceeds of US$5,000.

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

Accounting for Series A, B and C Preferred Shares

The Series A Preferred Shares were initially classified as mezzanine equity as these preferred shares are redeemable contingent upon the occurrence of a conditional event (i.e. Deemed Liquidation Event). The Series B and C1 Preferred Shares were initially classified as mezzanine equity as these preferred shares may be redeemed at the option of the holders on or after an agreed upon date.

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

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

16.	PREFERRED SHARES (CONTINUED)

Series	C Preferred Shares (continued)

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

The effective conversion price used to measure the BCF for Series C1 Preferred Shares on the commitment dates of January 14, 2011 and February 17, 2011 was US$0.94. The Company recorded a BCF of US$9,662 and US$2,051 for the Series C1 Preferred Shares as the fair values per ordinary share on the commitment dates, were US$1.24 and US$1.33, respectively. The discount from recording such BCF was immediately accreted in full as the earliest conversion date is also the issuance date and was treated as a return to the Series C1 Preferred Shareholders.

Upon the Company’s IPO on April 21, 2011, all Series A, Series B and Series C1 Preferred Shares were automatically converted into Class B ordinary shares.

17.	TREASURY STOCK

During 2011, the Company repurchased 3,022,532 ADSs under the Share Repurchase Plan for a total consideration of approximately US$29,918. In December 2011, 350,000 ADSs were issued to the seller of the Managed Network Entities as part of the stock consideration owed to purchase the 49% equity interest of the Managed Network Entities.

In April 2012, 998,607 ADSs, 932,829 ADSs and 316,803 ADSs were issued to the sellers of the Managed Network Entities and Gehua as part of the stock consideration owed to purchase the 51% equity interest of the Managed Network Entities, 49% equity interest of the Managed Network Entities and the 100% equity interest of Gehua, respectively.

In December 2012, an additional 95,000 ADSs were issued to the seller of the Managed Network Entities as part of the stock consideration owed to purchase the 51% equity interest of Managed Network Entities.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

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

As of December 31, 2011 and 2012, the Company’s PRC Subsidiaries had appropriated RMB15,837 and RMB25,871 (US$4,153), respectively, in its statutory reserves.

19.	MAINLAND CHINA EMPLOYEE CONTRIBUTION PLAN

As stipulated by the regulations of the PRC, full-time employees of the Company in the PRC participate in a government-mandated multiemployer defined contribution plan organized by municipal and provincial governments. Under the plan, certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Company is required to make contributions to the plan based on certain percentages of employees’ salaries. The total expenses for the plan were RMB9,743, RMB17,499 and RMB29,015 (US$4,657), respectively, for the years ended December 31, 2010, 2011 and 2012.

20.	SHARE BASED COMPENSATION

a)	Share based awards granted to employees

In order to provide additional incentives to employees and to promote the success of the Company’s business, the Company adopted a share incentive plan in 2010 (the “2010 Plan”). Under the 2010 Plan, the Company may grant options and RSUs to its employees, directors and consultants to purchase an aggregate of no more than 38,307,310 ordinary shares of the Company. The 2010 Plan was approved by the Board of Directors and shareholders of the Company on July 16, 2010. The maximum aggregate number of ordinary shares to be issued under 2010 Plan was subsequently amended to 36,585,630, as approved by the Board of Directors and shareholders of the Company on January 14, 2011, and then amended to a maximum of 39,272,595 shares as approved by the Board of Directors on July 6, 2012.

The 2010 Plan is administered by the Board of Directors or the Compensation Committee of the Board as set forth in the 2010 Plan (the “Plan Administrator”). All options to be granted under the 2010 Plan have a contractual term of ten years and generally vest over 3 to 4 years in the grantee’s option agreement.

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

In addition to the granting of share options with service conditions, the Company granted 1,964,424 share options in 2011 and 2,524,932 share options and 432,910 RSUs in 2012 with performance conditions

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

20.	SHARE BASED COMPENSATION (CONTINUED)

a)	Share based awards granted to employees (continued)

whereby a predetermined number will vest upon the assignment of an annual performance review rating in accordance with predetermined performance targets for the grantees over a four-year period. As it is probable for the Company to estimate the annual performance review ratings for the individual grantees, the Company commenced recognition of the related compensation expense using the accelerated method.

The compensation cost related to remaining unvested share options shall be recognized over the remaining requisite service period or the performance review period. As of December 31, 2012, options to purchase 17,898,396 of ordinary shares were outstanding and options to purchase 3,258,737 ordinary shares were available for future grant under the 2010 Plan.

The following table summarized the Company’s employee share option activity under the 2010 Plan:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		(US$)	(Years)	(US$)
Outstanding, January 1, 2012	18,180,898	0.24	7.2	23,425
Granted	3,829,830	0.54
Exercised	(3,128,472)	0.17
Forfeited	(983,860)	0.89

Outstanding, December 31, 2012	17,898,396	0.28	6.9	23,571

Vested and expected to vest at December 31, 2012	17,898,396	0.28	6.9	23,571

Exercisable as of December 31, 2012	11,715,639	0.19	6.3	16,485

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the estimated fair value of the underlying stock at each reporting date, for those awards that have an exercise price below the estimated fair value of the Company’s shares. As of December 31, 2011 and 2012, the Company had options outstanding to purchase an aggregate of 18,180,898 shares and 17,898,396 shares with an exercise price below the estimated fair value of the Company’s shares, resulting in an aggregate intrinsic value of RMB147,435 and RMB146,850 (US$23,571), respectively.

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

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

20.	SHARE BASED COMPENSATION (CONTINUED)

a)	Share based awards granted to employees (continued)

The Company calculated the estimated fair value of the share options on the grant date using the Black-Scholes Option model or Binomial-Lattice model for 2010, 2011 and 2012, respectively, with the following assumptions:

	Granted in 2010	Granted in 2011	Granted in 2011	Granted in 2012
		Before September 30, 2011	After September 30, 2011
Risk-free interest rates	1.41%-2.35%	1.03%-3.36%	1.03%-3.36%	2.06%-3.68%
Expected life (years)	0.71-4.04 years	0.08-7.75 years	Not applicable	Not applicable
Sub optimal early exercise factor	Not applicable	Not applicable	2.2	2.2
Expected volatility	40.14%-67.24%	24.25%-76%	69.17%	57.01%-68.03%
Expected dividend yield	0%	0%	0%	0%
Fair value of share option	US$0.83	US$1.20-US$2.06	US$1.02-US$1.03	US$1.34-US$1.68

The aggregate fair value of the outstanding options at the grant date was determined to be RMB119,532 (US$19,186) and such amount is recognized as compensation expense using the straight-line method for all employee share options granted with graded vesting based on service conditions and the accelerated method for share options granted with graded vesting based on performance conditions. The weighted-average grant-date fair value of options granted during the years ended December 31, 2010, 2011 and 2012 was US$0.15, US$1.54 and US$1.49, respectively. The total fair value of shares vested during the years ended December 31, 2010, 2011 and 2012 was US$26,842, US$9,804 and US$9,097, respectively. The aggregate intrinsic value of options exercised during the years ended December 31, 2010, 2011 and 2012 was nil, US$14,061, and US$4,487, respectively.

As of December 31, 2012, there was RMB38,086 of unrecognized share-based compensation cost, net of estimated forfeitures, related to unvested options which is expected to be recognized over a weighted-average period of 0.6 year. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.

The following table summarizes the Company’s RSU activity (including RSUs with performance conditions) under the 2010 Plan:

	Number of RSUs	Weighted-average grant date fair value	Weighted-average remaining contractual life	Aggregate intrinsic value
		(US$)	(Years)	(US$)
Unvested, January 1, 2012	—	—
Granted	812,187	10.27
Vested	(107,582)	11.01
Forfeited	(18,762)	11.31

Unvested, December 31, 2012	685,843	10.12	9.4	1,098

Share-based compensation cost for RSUs is measured based on the closing fair market value of the Company’s common stock on the date of grant. The aggregate fair value of the unvested RSUs as of December 31, 2012 was US$1,098, and such amount is recognized as compensation expense using the straight-line method for the RSUs with graded vesting based on service conditions and the accelerated

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

20.	SHARE BASED COMPENSATION (CONTINUED)

a)	Share based awards granted to employees (continued)

method for the RSUs with graded vesting based on performance conditions. As of December 31, 2012, there was US$5,713 of unrecognized share-based compensation cost related to RSUs which is expected to be recognized over a weighted-average vesting period of 3.3 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.

Total compensation expense relating to options and RSUs granted to employees recognized for the years ended December 31, 2010, 2011 and 2012 is as follows:

	For the year ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
Cost of revenues	4,645	2,157	4,517	725
Sales and marketing expenses	11,884	5,763	10,508	1,687
General and administration expenses	48,899	31,420	47,749	7,664
Research and development expenses	6,416	2,619	4,858	780

	71,844	41,959	67,632	10,856

(b)	Fully vested ordinary shares to the CEO of the Company

On December 31, 2010, in recognition of his past service contributions, the Company issued 24,826,090 fully vested ordinary shares to Sunrise Corporate Holding Ltd. (“Sunrise”), a company owned by Mr. Chen Sheng, the chief executive officer of the Company, for cash consideration equal to their per share par value of US$0.00001. Accordingly, the Company recorded share-based compensation expense on the date of issuance of these shares to Sunrise equal to the estimated fair-value of the ordinary shares at the measurement date which was determined to be RMB206,037 (US$31,217) or US$1.234 per ordinary share, which was recorded in general and administrative expenses.

Subsequently, in July 2012, the Company repurchased 2,686,965 shares from Sunrise at par value, for the purpose of increasing the maximum aggregate number of shares available for grant under the 2010 share incentive plan by the same amount.

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

As of December 31, 2012, Sunrise did not transfer any of these shares to existing employees of the Company and former employees of the Company’s Non-IDC Business that was previously discontinued and disposed of by the Company.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

21.	TAXATION

Enterprise income tax

Cayman Islands

The Company and Fastweb Holdings are tax-exempt companies incorporated in the Cayman Islands. The Company conducts substantially all of its business through its PRC subsidiary and its VIE and its subsidiaries located in the PRC.

British Virgin Islands

21V Xi’an Holding is a tax-exempt company incorporated in the British Virgin Islands.

Hong Kong

21Vianet HK and Fastweb HK are incorporated in Hong Kong and are subject to Hong Kong profits tax rate of 16.5% for the years ended December 31, 2010, 2011 and 2012. No provision for Hong Kong profits tax has been made in the consolidated financial statements as these entities had no assessable profits in the years ended December 31, 2010, 2011 and 2012.

The PRC

21Vianet China, 21Vianet Technology, Xi’an sub, and 21Vianet Beijing and its subsidiaries are registered in the PRC and subject to PRC enterprise income tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws.

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

In April 2009, 21Vianet Beijing received an approval for the grandfathering of the 6-year tax holiday which effectively commenced from January 1, 2006 and allows the Company to utilize a three-year 100% exemption followed by a three-year half-reduced EIT rate. As a result, 21Vianet Beijing was allowed to use a half-reduced EIT rate for 2009, 2010 and 2011. In December 2008, 21Vianet Beijing also received an approval as a High and New Technology Enterprises (“HNTE”) and is eligible for a 15% preferential tax rate effective from 2008 to 2010 and thereafter for an additional 3 years if it is able to satisfy the technical and administrative requirements in these 3 years. The Company’s HNTE certificate expired as of December 31, 2010 and the Company obtained a renewed certificate in September 2011, which will expire on December 31, 2013. In accordance with the PRC Income Tax Laws, an enterprise awarded with the HNTE status may enjoy a reduced EIT rate of 15%. For the years ended December 31, 2010, 2011, 21Vianet Beijing chose to apply the tax holiday and enjoy a preferential tax rate of 12.5%. For the year ended December 31, 2012, 21Vianet Beijing applied a preferential tax rate of 15%.

In April 2011, Xi’an Sub, a subsidiary located in Shanxi Province, qualified for a preferential tax rate of 15%. The preferential tax rate is awarded for companies that have operations in certain industries and meet the criteria of the Preferential Tax Policies for Development of the West Regions. The entity’s qualification will need to be assessed on an annual basis.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

21.	TAXATION (CONTINUED)

Enterprise income tax (continued)

In July 2012, Gehua, a subsidiary located in Guangzhou Province, qualified as a HNTE and is eligible for a 15% preferential tax rate effective from 2012 to 2014, and thereafter for an additional 3 years if it is able to satisfy the HNTE technical and administrative requirements in those 3 years.

In June 2009, Fastweb Network BJ, a subsidiary located in Beijing, qualified as a HNTE and is eligible for a 15% preferential tax rate effective from 2009 to 2011, and thereafter for an additional 3 years if it is able to meet the HNTE technical and administrative requirements in those 3 years. The Company’s HNTE certificate expired as of December 31, 2011 and the Company obtained a renewed certificate in May 2012, which will expire on December 31, 2014. For the year ended December 31, 2012, Fastweb Network BJ applied a preferential tax rate of 15%.

The Company’s other PRC subsidiaries were subject to EIT at a rate of 25% for the years ended December 31, 2010, 2011 and 2012.

The New EIT Law also provides that enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC are considered PRC tax resident enterprises and subject to PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. As of December 31, 2012, no detailed interpretation or guidance has been issued to define “place of effective management”. Furthermore, as of December 31, 2012, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. If the Company is deemed as a PRC tax resident, it would be subject to PRC tax under the New CIT Law. The Company will continue to monitor changes in the interpretation or guidance of this law.

(Loss) profit from continuing operations before income taxes consists of:

	For the year ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
Non-PRC	(282,527)	(4,912)	(74,140)	(11,900)
PRC	49,400	64,528	167,955	26,956

	(233,127)	59,616	93,815	15,056

Income tax benefit (expense) comprises of:

	For the year ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
Current	(10,581)	(32,169)	(45,481)	(7,300)
Deferred	8,993	18,492	9,322	1,496

	(1,588)	(13,677)	(36,159)	(5,804)

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

21.	TAXATION (CONTINUED)

Enterprise income tax (continued)

The reconciliation of tax computed by applying the statutory income tax rate of 25% for the years ended December 31, 2010, 2011 and 2012 applicable to the PRC operations to income tax expense is as follows:

	For the year ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
(Loss) profit from continuing operations before income taxes	(233,127)	59,616	93,815	15,056

Income tax benefit (expense) computed at applicable tax rates (25%)	58,282	(14,904)	(23,454)	(3,764)
Non-deductible expenses	(777)	(2,161)	(1,969)	(315)
Taxable income	(11,245)	(1,178)	—	—
Research and development expenses	533	2,982	4,313	692
Effect of tax holidays	3,621	827	—	—
Preferential rate	—	371	7,245	1,163

Current and deferred tax rate differences	553	1,331	1,804	290
International rate differences	(70,503)	(1,020)	(15,716)	(2,523)
Tax exempted income	—	—	2,635	423
Outside basis difference	613	—	—	—
Unrecognized tax benefits	(364)	(856)	(641)	(103)
Deferred tax expense	(105)	—	(3,695)	(593)
Change in valuation allowance	17,804	(32)	(5,263)	(845)
Prior year provision to return true up	—	963	(1,418)	(229)

Income tax expense	(1,588)	(13,677)	(36,159)	(5,804)

The benefit of the tax holiday per basic earnings per share is as follows:

	For the year ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
Basic	0.05	0.005	—	—

Diluted	0.05	0.004	—	—

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

21.	TAXATION (CONTINUED)

Deferred Tax

The significant components of deferred taxes are as follows:

	December 31,
	2011	2012
	RMB	RMB	US$
Deferred tax assets
Current
Allowance for doubtful accounts	314	53	8
Accrued salary and welfare	2,407	3,589	576
Accrued expenses	512	1,403	225

Contingent consideration payables-current	1,727	3,498	562
Deferred government grant	—	67	11
Valuation allowance	(88)	(25)	(4)

Net current deferred tax assets	4,872	8,585	1,378

Non-current
Tax losses	5,333	8,586	1,378
Property and equipment	4,824	7,102	1,140
Deferred government grant	1,281	4,540	729

Contingent consideration payables-non current	5,866	883	142
Others	23	—	—
Valuation allowance	(4,554)	(9,880)	(1,586)

Net non-current deferred tax assets	12,773	11,231	1,803

Total deferred tax assets	17,645	19,816	3,181

Deferred tax liabilities
Non-current
Intangible assets	39,682	41,736	6,699
Capitalized interest	—	2,930	470

Total deferred tax liabilities	39,682	44,666	7,169

As of December 31, 2011 and 2012, the Company has net tax operating losses from its PRC subsidiaries and its Consolidated VIE, as per filed tax returns, of RMB19,987 and RMB26,616 (US$4,272), respectively, which will expire between 2013 to 2018.

As of December 31, 2012, the Company intends to permanently reinvest the undistributed earnings from other foreign subsidiaries to fund future operations. The amount of unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries is not determined because such a determination is not practicable.

Unrecognized Tax Benefits

As of December 31, 2011 and 2012, the Company recorded unrecognized tax benefits of RMB26,801 and RMB12,340 (US$1,981), respectively.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

21.	TAXATION (CONTINUED)

Unrecognized tax benefits (continued)

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

A roll-forward of unrecognized tax benefits is as follows:

	For the year ended December 31,
	2011	2012
	RMB	RMB	US$
Balance at beginning of year	5,035	25,403	4,077
Reclass to income tax payable	—	(15,931)	(2,557)
Additions based on tax positions related to the current year	20,368	830	133

Balance at end of year	25,403	10,302	1,653

In the years ended December 31, 2010, 2011 and 2012, the Company recorded interest expense of RMB181, RMB857 and RMB641 (US$103), respectively. Accumulated interest expense recorded by the Company was RMB1,398 and RMB2,038 (US$328) as of December 31, 2011 and 2012, respectively. As of December 31, 2012, the tax years ended December 31, 2009 through 2012 for the PRC Subsidiaries remain open for statutory examination by the PRC tax authorities.

22.	DISCONTINUED OPERATIONS

As discussed in Note 1, on March 31, 2010, the Non-IDC Business was disposed. Accordingly, pursuant to ASC 205-20 Discontinued Operations, the Non-IDC Business has been accounted for as a discontinued operation whereby the results of operations of this business have been eliminated from the results of continuing operations and reported in discontinued operations for all periods presented. The results of the discontinued operations are determined by using a combination of specific identification of revenues and certain costs as well as a reasonable allocation of the remaining costs using applicable cost drivers where specific identification is not determinable.

For the year ended December 31, 2010
RMB
Net Revenue	3,726
Cost of revenue	(3,846)

Gross loss	(120)

Operating expenses:
Sales and marketing expenses	(4,032)
General and administrative expenses	(8,167)
Research and development expenses	(3,046)

Loss before income tax expenses	(15,365)

Income tax benefit	2,413

Loss from discontinued operations	(12,952)

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

22.	DISCONTINUED OPERATIONS (CONTINUED)

Although the Non-IDC Business has been disposed on March 31, 2010, the invoicing of certain Non-IDC agreements continue to be performed by 21Vianet Beijing and 21Vianet Technology in return for a percentage of the revenue billed. Such service fee has been classified as other income in the consolidated statements of operations subsequent to March 31, 2010, with an insignificant amount for the period after the disposal date through to December 31, 2010 and nil for the years ended December 31, 2011 and 2012. These expected continuing cash flows ceased within one year as agreements were entered into and renewed annually, upon such time new agreements were entered into directly by SH Guotong and GZ Juliang. Although the indirect cash flows were a result of the cash flows of the disposed component, such cash flows were not considered significant and hence, the Non-IDC Business qualifies for classification as discontinued operations.

The net assets of the non-IDC Business are not classified as held for sale as the criteria required for the held for sale classification is not met.

23.	RELATED PARTY TRANSACTIONS

a)	Related parties

Name of related parties	Relationship with the Company
aBitCool	A company owned by the same group of the Company’s Class B ordinary shareholders
BitCool Media Group Limited (“Bitcool Media”)	A company controlled by aBitCool
Beijing Wanwei Huoju Network Technology Co., Ltd. (“BJ Wanwei”) *	A company controlled by aBitCool
Qingdao 21Vianet Information Technology Co., Ltd. (“21V QD”) *	A company controlled by aBitCool
Beijing Huoju Union Network Service Co., Ltd. (“Huo Ju Lian He”) *	A company controlled by aBitCool
21V BJ *	A company controlled by aBitCool
CloudEx Beijing Science & Technology Co., Ltd. (“CE BJ”)	A company controlled by aBitCool
Beijing CloudEX Software Service Co., Ltd. (“CE Soft BJ”)	A company controlled by aBitCool
Ningbo 21Vianet Information Technology Co., Ltd. (“21V NB”) *	A company controlled by aBitCool
21V FS *	A company controlled by aBitCool
Tianjin Yunlifang Technology Co., Ltd. (“TJ Yunlifang”) *	A company controlled by aBitCool
Guangzhou Juliang Information Technology Co., Ltd (“GZ Juliang”)	A company controlled by aBitCool
21 ViaNet Engineering Technology Services Co., Ltd. (“VEE”) *	A company controlled by aBitCool
SH Guotong	A company controlled by aBitCool
21 Vianet Infrastructure Limited	A company controlled by aBitCool
21Vianet (Xi’an) Technology Co., Ltd. (“Xi’an Tech”) ***	A company controlled by 21 Vianet Infrastructure Limited

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

23.	RELATED PARTY TRANSACTIONS (CONTINUED)

Name of related parties	Relationship with the Company
Mr. Chen Sheng (“Chen Sheng”)	Director of the Company and CEO of the Company
Mr. Zhang Jun (“Zhang Jun”)	Director and COO of the Company
Mr. Hsiao Shang-Wen (“Hsiao Shang-Wen”)	President and CFO of the Company
Mr. Xiao Feng (“Xiao Feng”)	Vice President of hosting services of the Company
Mr. Lai Ningning (“Lai Ningning”)	Vice President of network services of the Company
Mr. Wang Yanguo (“Wang Yanguo”)	Purchase Director of the Company
Mr. Lin Xiaodong (“Lin Xiaodong”)	General Manager of network services of the Company
Ms. Li Heyang (“Li Heyang”)	Financial Controller of the Company
Ms. Li Mei (“Li Mei”) ****	HR Director of the Company
Mr. Cheng Ran ****	Seller of Managed Network Entities
Mr. Liu Zaide (“Liu Zaide”)	Chief Software Officer of the Company, one of the shareholder of Lyzh Consulting Ltd.
Shi Dai Tong Lian	A company controlled by Mr. Cheng Ran
Concept Network Limited (“Concept Network”)	A company owned by Mr. Cheng Ran
Tianjin Guanbang Network Technology Co., Ltd. (“Tianjin Guanbang”)	Seller of Gehua
Beijing Huibang Fangda Technology Development Co., Ltd. (“Beijing Huibang”)	Seller of Gehua
Nanjing Chiguan Technology Development Co., Ltd (“Nanjing Chiguan”)	A company owned by Tianjin Guanbang
Lyzh Consulting Ltd. **	Seller of Fastweb
DFS DragonFund China, L.P. **	Seller of Fastweb
DFJ DragonFund Partners, LLC **	Seller of Fastweb
Draper Fisher Jurvetson Fund VIII, L.P. **	Seller of Fastweb
Draper Fisher Jurvetson Partners VIII, LLC **	Seller of Fastweb
JABE, LLC **	Seller of Fastweb

*	These companies were sold out by aBitCool in 2011 to third parties, so the balances with these companies were no longer classified as “amounts due from related parties” as of December 31, 2011 or December 31, 2012.
**	Collectively, “Sellers of Fastweb”.
***	Acquired by the Company on July 5, 2012 (Note 4).
****	Resigned in 2012, and no longer a related party thereafter.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

23.	RELATED PARTY TRANSACTIONS (CONTINUED)

b)	The Company had the following related party transactions for the years ended December 31, 2010, 2011 and 2012:

	For the year ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
Rental of office to:
—VEE	51	—	—	—
—BJ Wanwei	60	—	—	—
Services provided to:
—SH Guotong	11,322	8,181	27,171	4,361
—GZ Juliang	1,173	268	—	—
—BJ Wanwei	1,006	—	—	—
—21V BJ	5	3	—	—
—21V FS	4	39	—	—
—Huo Ju Lian He	896	—	—	—
—CE BJ	541	854	1	—
—CE Soft BJ	2	90	215	35
—VEE	1,061	303	—	—
—TJ Yunlifang	—	93	—	—
Services provided by:
—SH Guotong	2,905	2,554	6,639	1,066
—21V NB	149	—	—	—
—Xi’an Tech	—	8,836	5,526	887
Rental of equipment from:
—Xi’an Tech	13,178	897	—	—
—21V NB	—	442	—	—
Purchases of equipment from:
—SH Guotong	—	—	1,812	291
—CE Soft BJ	—	—	515	83
—Xi’an Tech	27,633	39,896	—	—
Sales of property and equipment to:
—BJ Wanwei	4,526	—	—	—
—CE Soft BJ	1,518	—	—	—
—CE BJ	4,396	—	—	—
Sales of intangible assets to:
—CE Soft BJ	466	—	—	—
—CE BJ	428	—	—	—
—21V QD	23	—	—	—
Loans provided to:
—BitCool Media	—	—	14,771	2,371
Interest income from loan to:
—Bitcool Media	—	—	253	41
Issuance of ordinary shares for Chen Sheng’s past services:
—Sunrise (Note 20(b))	206,037	—	—	—

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

23.	RELATED PARTY TRANSACTIONS (CONTINUED)

	For the year ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
Acquisition of 21V Xi’an from 21 Vianet Infrastructure Limited (Note 4)	—	—	15,977	2,564
Purchase 10% equity interests of BJ Tele from aBitCool (Note 11)	—	8,200	—	—
Purchase 99.95% equity interests of Shanghai Cloud from 21V FS (Note 4)	—	18,191	—	—
Purchase 0.05% equity interests of Shanghai Cloud from 21V BJ (Note 4)	—	9	—	—
Purchase 100% equity interests of Shenzhen Cloud from 21V FS (Note 4)	—	7,900	—	—

c)	The Company had the following related party balances as of December 31, 2011 and 2012:

	December 31,
	2011	2012
	RMB	RMB	US$
Amounts due from related parties:
—SH Guotong	92	3,702	594
—Bitcool Media	—	15,024	2,412
—CE BJ	2	—	—
—CE Soft BJ	9	—	—
—Nanjing Chiguan	2,480	—	—
— Chen Sheng *	4,053	—	—
—Zhang Jun *	12,483	—	—
—Hsiao Shang-Wen *	1,452	—	—
—Xiao Feng *	8,269	—	—
—Lai Ningning *	8,269	—	—
—Wang Yanguo *	2,087	—	—
—Lin Xiaodong *	1,937	—	—
—Li Heyang *	401	—	—
—Li Mei *	109	—	—

	41,643	18,726	3,006

Amounts due to related parties:
Current:
—Tianjin Guanbang (Seller of Gehua)	21,209	39,592	6,355
—Concept Network (Seller of the Managed Network Entities)	43,656	47,755	7,665
—Shi Dai Tong Lian (Seller of the Managed Network Entities)	25,069	—	—
—Xi’an Tech	6,684	—	—
—Beijing Huibang (Seller of Gehua)	—	815	131
—Sellers of Fastweb	—	16,875	2,709

	96,618	105,037	16,860

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

23.	RELATED PARTY TRANSACTIONS (CONTINUED)

	December 31,
	2011	2012
	RMB	RMB	US$
Non-current:
—Concept Network (Seller of the Managed Network Entities)	84,277	43,992	7,061
—Sellers of Fastweb	—	35,601	5,715
—Tianjin Guanbang (Seller of Gehua)	40,216	6,723	1,079

	124,493	86,316	13,855

*	Collectively, “the Nine Executives”

All balances with the related parties, other than the amount due from BitCool Media, as of December 31, 2011 and 2012 were unsecured, interest-free and have no fixed terms of repayment. The loan provided to BitCool Media bears an annual interest rate of 3% and will mature in April 2013. The Company has recorded the related interest income of RMB253 (US$41) using the effective interest method.

The amount due to Shi Dai Tong Lian, Concept Network and Tianjin Guanbang, and the Sellers of Fastweb as of December 31, 2012 relate to the remaining contingent purchase consideration payable for the acquisitions of the Managed Network Entities, Gehua and Fastweb (Note 4), respectively.

As disclosed in Note 12, Mr. Chen Sheng and Mr. Zhang Jun provided guarantees to banks and third party who in turn granted guarantee to the banks for the Company’s short-term bank borrowings.

The amount due from the Nine Executives as of December 31, 2011 related to the unsettled withholding individual income taxes which were subsequently repaid and fully settled by the Nine Executives in April 2012.

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

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

24.	RESTRICTED NET ASSETS (CONTINUED)

As a result of these PRC laws and regulations subject to the limit discussed above that require annual appropriations of 10% of after-tax income to be set aside, prior to payment of dividends as general reserve fund, the Company’s PRC Subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company.

Amounts restricted include paid-in capital and statutory reserve funds of the Company’s PRC subsidiaries and the equity of the Consolidated VIE, as determined pursuant to PRC generally accepted accounting principles, totaling an aggregate of RMB1,316,583 (US$211,326) as of December 31, 2012. The Company does not have any retained earnings that are free from restriction.

25.	(LOSS) EARNINGS PER SHARE

Basic and diluted (loss) earnings per share for each of the years presented are calculated as follows:

	For the year ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
Numerator:
Net (loss) profit from continuing operations	(234,715)	45,939	57,656	9,252
Less: net profit attributable to non-controlling interest	(7,722)	(27,495)	(1,332)	(214)

Net (loss) profit from continuing operations attributable to ordinary shareholders	(242,437)	18,444	56,324	9,038
Loss from discontinued operations	(12,952)	—	—	—

Net (loss) profit attributable to ordinary shareholders	(255,389)	18,444	56,324	9,038

Denominator:
Weighted-average number of shares outstanding—basic	71,526,320	259,595,677	342,533,167	342,533,167
Weighted-average number of stock options and RSUs granted in connection with the stock option plan	—	57,211,984	14,251,042	14,251,042
Dilutive effect of preferred shares	110,966,180	—	—	—

Weighted-average number of shares outstanding—diluted	182,492,500	316,807,661	356,784,209	356,784,209

(Loss) earnings per share—Basic:
Net (loss) profit from continuing operations	(3.39)	0.07	0.16	0.03
Loss from discontinued operations	(0.18)	—	—	—

	(3.57)	0.07	0.16	0.03

(Loss) earnings per share—Diluted:
Net (loss) profit from continuing Operations	(3.39)	0.06	0.16	0.03
Loss from discontinued operations	(0.18)	—	—	—

	(3.57)	0.06	0.16	0.03

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

25.	(LOSS) EARNINGS PER SHARE (CONTINUED)

On March 31, 2011, the Company’s shareholders approved and executed a ten-for-one split of the Company’s ordinary shares and preferred shares. Each ordinary share and preferred share of the Company was subdivided into 10 shares at a par value of US$0.00001. All shares and per share amounts presented in the accompanying consolidated financial statements have been revised on a retroactive basis to give effect to the share split. The par value per ordinary share and preferred share has been retroactively revised as if it had been adjusted in proportion to the ten-for-one share split.

In 2011, the Company issued 8,207,178 ordinary shares to its share depositary bank which will be used to settle stock option awards upon their exercise. No consideration was received by the Company for this issuance of ordinary shares. These ordinary shares are legally issued and outstanding but are treated as escrowed shares for accounting purposes and therefore, have been excluded from the computation of earnings per share. Any ordinary shares not used in the settlement of stock option awards will be returned to the Company.

Contingently issuable shares related to the portion of contingent consideration for the acquisitions of Managed Network Entities, Gehua and Fastweb (Note 4) in the form of shares that are based on targets that have been fixed are included in the computation of basic earnings per share as the Company does not expect any circumstances under which these shares would not be issued.

26.	SHARE CAPITAL

On October 31, 2010, the same date of the reorganization, the shareholders and Board of Directors of the Company approved certain resolutions which became effective upon the closing of the Company’s Qualified IPO as follows:

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

(3)	All the then currently issued and outstanding 41,408,340 Series A Preferred Shares and 69,557,840 Series B Preferred Shares would be converted into Class B Ordinary Shares in accordance to the conversion rights; and

(4)	All of the then currently issued and outstanding 71,526,320 ordinary shares would be re-designated as Class B Ordinary Shares.

In July 2012, the company repurchased 2,686,965 ordinary shares from Sunrise at par value (Note 20(b)). Such shares were cancelled immediately.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

27.	FAIR VALUE MEASUREMENTS

The Company applies ASC 820, Fair Value Measurements and Disclosures. ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

Level 3—Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

In accordance with ASC 820, the Company measures cash equivalents, fixed rate time deposits and the contingent consideration for the acquisitions of the Managed Network Entities, Gehua and Fastweb (Note 4) at fair value. Fixed rate time deposits are classified as held-to-maturity securities and stated at the amortized cost. Cash equivalents and fixed rate time deposits are classified within Level 1 or Level 2 because they are valued using a quoted market prices or alternative pricing sources and model utilizing market direct or indirect observable inputs, such as the risk-free interest rate. The contingent consideration for the acquisitions of the Managed Network Entities, Gehua and Fastweb is classified within Level 3. The contingent consideration is based on the achievement of certain financial targets in accordance with the sales and purchase agreements for the various periods, as well as other non-financial measures. The revenue and net profit targets were calculated based on the discounted cash flows (“DCF”) model. The DCF model involves applying appropriate discount rates to estimated cash flow forecasts that are based on forecasts of revenue and costs. Estimation of future cash flows requires us to make complex and subjective judgments regarding the Managed Network Entities’, Gehua’s and Fastweb’s projected financial and operating results, unique business risks, limited operating histories and future prospects. The Managed Network Entities’, Gehua’s and Fastweb’s revenue forecasts were based on expected annual growth rates which were derived from a combination of our historical experience and industry trends.

Assets / liabilities measured at fair value on a recurring basis are summarized below:

	Fair value measurement at December 31, 2011 using:
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)	Fair value at December 31, 2011
	RMB	RMB	RMB	RMB
Cash equivalents:
— Fixed rate time deposits	5,000	—	—	5,000
Short-term investment:
— Fixed rate time deposits	894,540	—	—	894,540

	899,540	—	—	899,540

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

27.	FAIR VALUE MEASUREMENTS (CONTINUED)

	Fair value measurement at December 31, 2011 using:
	Quoted prices in active markets for identical liabilities (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)	Fair value at December 31, 2011
	RMB	RMB	RMB	RMB
Amounts due to related parties:
— Contingent consideration payable in relation to the acquisition of Managed Network Entities	—	—	153,002	153,002
— Contingent consideration payable in relation to the acquisition of Gehua	—	—	61,425	61,425

	—	—	214,427	214,427

	Fair value measurement at December 31, 2012 using:
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)	Fair value at December 31, 2012
	RMB	RMB	RMB	RMB	US$
Cash equivalents:
— Fixed rate time deposits	20,000	—	—	20,000	3,210
Short-term investment:
— Fixed rate time deposits	222,701	—	—	222,701	35,746

	242,701	—	—	242,701	38,956

	Fair value measurement at December 31, 2012 using:
	Quoted prices in active markets for identical liabilities (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)	Fair value at December 31, 2012
	RMB	RMB	RMB	RMB	US$
Amounts due to related parties:
— Contingent consideration payable in relation to the acquisition of Managed Network Entities	—	—	91,747	91,747	14,726
— Contingent consideration payable in relation to the acquisition of Gehua	—	—	46,315	46,315	7,434
— Contingent consideration payable in relation to the acquisition of Fastweb	—	—	52,476	52,476	8,424

	—	—	190,538	190,538	30,584

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

27.	FAIR VALUE MEASUREMENTS (CONTINUED)

The following table presents a reconciliation of all liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3):

Contingent consideration payable
RMB
Fair value at January 1, 2011	136,741
Contingent purchase consideration payable—Managed Network Entities (Note 4)	169,168
Contingent purchase consideration payable—Gehua (Note 4)	77,469
Payment of cash consideration	(82,195)
Payment of stock consideration (Note 17)	(20,156)
Reclassification to equity upon resolution of contingencies	(129,785)
Changes in the fair value	63,185
Transfers in and/or out of Level 3	—

Fair value at December 31, 2011	214,427
Contingent purchase consideration payable—Fastweb (Note 4)	116,040
Changes in the fair value	17,430
Payment of cash consideration	(59,598)
Reclassification to equity upon resolution of contingencies	(97,761)
Transfers in and/or out of Level 3	—

Fair value at December 31, 2012	190,538

Fair value at December 31, 2012 (US$)	30,584

As the contingencies with respect to financial performance of the Managed Network Entities and Fastweb for fiscal year 2012 were resolved, the corresponding portion of the contingent consideration in shares were remeasured on December 31, 2012 with the fair value of RMB56,564 (US$9,079) and RMB41,197 (US$6,613) reclassified to additional paid in capital, respectively.

Changes in the fair value of the contingent purchase consideration payable will be recorded in the consolidated financial statements of operations. The Company’s valuation techniques used to measure the fair value of the contingent consideration payable were derived from management’s assumptions of estimations as discussed above.

28.	COMMITMENTS AND CONTINGENCIES

Capital commitments

As of December 31, 2012, the Company has the following commitments to purchase certain computer and network equipment and construction in progress:

	RMB	US$
2013	141,740	22,751
2014	4,114	660
2015	4,239	680

	150,093	24,091

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

28.	COMMITMENTS AND CONTINGENCIES (CONTINUED)

Investment commitments

As of December 31, 2012, the Company has a commitment to pay for the second tranche of investment of an amount of RMB50,500 for its investment in the Yizhuang Fund upon written notice by Yizhuang Fund (Note 11).

Operating lease commitments

The Company leases facilities in the PRC under non-cancelable operating leases expiring on different dates. For the years ended December 31, 2010, 2011 and 2012, total rental expenses for all operating leases amounted to RMB7,346, RMB15,363 and RMB24,082 (US$3,865), respectively.

As of December 31, 2012, the Company has future minimum lease payments under non-cancelable operating leases with initial terms in excess of one year in relation to office premises and data center space consisting of the following:

	RMB	US$
2013	83,377	13,383
2014	82,202	13,194
2015	79,235	12,718
2016	75,958	12,192
2017 and thereafter	361,019	57,948

	681,791	109,435

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. The terms of the leases do not contain material rent escalation clauses or contingent rents.

Bandwidth and cabinet capacity purchase commitments

As of December 31, 2012, the Company had outstanding purchase commitments in relation to bandwidth and cabinet capacity consisting of the following:

	RMB	US$
2013	605,304	97,158
2014	73,083	11,731
2015	29,498	4,735
2016	4,962	796
2017 and thereafter	53,086	8,521

	765,933	122,941

Income Taxes

As of December 31, 2012, the Group has recognized an accrual of RMB12,340 (US$1,981) for unrecognized tax benefits and its interest (Note 21). The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of statutes of limitation. However, due to the uncertainties associated with the status of examinations, including the

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

28.	COMMITMENTS AND CONTINGENCIES (CONTINUED)

Income	Taxes (continued)

protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties. As of December 31, 2012, the Group classified the accrual for unrecognized tax benefits as a non-current liability.

29.	SUBSEQUENT EVENTS

a)	Property lease contract

On February 4, 2013, the Company through 21Vianet Beijing, entered into a lease agreement with Beijing Xingguang Tuocheng Investment Co., Ltd. for property and buildings for purposes of building out a new data center in the Daixing District of Beijing. The lease term is 20 years, with the first 3.5 years rent-free. After the rent-free period ends, the rent for the next 9 years will be RMB471,628, and the rent thereafter will be negotiated at a later date.

b)	Acquisition of Beijing Tianwang Online Communication Technology Co., Ltd and Beijing Yilongxinda Technology Co., Ltd.

On February 28, 2013, the Company through 21Vianet Beijing, entered into a share purchase agreement to acquire 100% equity interest in Beijing Tianwang Online Communication Technology Co., Ltd and Beijing Yilong Xinda Technology Co., Ltd. (collectively the “Target Companies”) from Beijing Kaihua Kewei Technology Company Limited. The Target Companies principally provide virtual private network services and managed network services. The consideration for the Target Companies includes RMB17,500 in cash, as well as additional contingent consideration in both cash and shares. The contingent consideration is based on the achievement by the Target Companies of certain financial performance targets in accordance with the sales and purchase agreement for the fiscal years 2013 and 2014, as well as compliance with the terms of the sales and purchase agreement. The Company is in the process of determining the fair value of the assets acquired and liabilities assumed to allocate the purchase price, as well as the fair value of the contingent consideration in both cash and shares.

c)	Issuance of bonds

On March 22, 2013, the Company closed on an offering of RMB1,000,000 (equivalent to US$160,500) in aggregate principal amount of bonds due 2016 at a coupon rate of 7.875% per annum (“2016 Bonds”). The 2016 Bonds were listed and quoted on the Official List of the Singapore Exchange Securities Trading Limited (the “SGX-ST”). Interest on the 2016 Bonds is payable semi-annually in arrears on March 22 and September 22 in each year, beginning September 22, 2013.

The Company intends to use the 2016 Bond proceeds for data center expansion and other general corporate purposes.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

30.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

	As of December 31,
	2011	2012
	RMB	RMB	US$
ASSETS
Current assets
Cash	34,224	14,097	2,263
Restricted cash	—	190,000	30,497
Short-term investment	894,540	122,701	19,695
Prepaid expenses and other current assets	16,739	18,562	2,979
Amount due from subsidiaries	497,851	980,246	157,340

Total current assets	1,443,354	1,325,606	212,774

Non-current assets
Restricted cash	—	100,000	16,051
Investments	212,110	500,204	80,288

Total non-current assets	212,110	600,204	96,339

Total assets	1,655,464	1,925,810	309,113

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	2,796	2,531	406
Amount due to a subsidiary	114	—	—
Amount due to related parties	—	16,875	2,709

Total current liabilities	2,910	19,406	3,115
Non-current liabilities
Amount due to related parties	—	35,601	5,715

Total non-current liabilities	—	35,601	5,715

Total liabilities	2,910	55,007	8,830

Shareholders’ equity:
Class A Ordinary shares	13	19	3
Class B Ordinary shares	10	4	1
Additional paid-in capital	3,172,372	3,212,927	515,709
Accumulated other comprehensive loss	(57,290)	(61,232)	(9,828)
Accumulated deficit	(1,294,533)	(1,238,209)	(198,746)
Treasury stock	(168,018)	(42,706)	(6,856)

Total shareholders’ equity	1,652,554	1,870,803	300,283

Total liabilities and shareholders’ equity	1,655,464	1,925,810	309,113

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

30.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

Condensed statements of operations

	For the year ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
Operating Expenses
General and administrative expenses	(281,113)	(49,424)	(78,611)	(12,618)

Operating (loss) profit	(281,113)	(49,424)	(78,611)	(12,618)
Other (expenses) income	(49,931)	45,344	10,570	1,694
Investment income	75,655	22,524	124,365	19,962

(Loss) profit before income taxes	(255,389)	18,444	56,324	9,038
Income tax expense	—	—	—	—

Net (loss) income	(255,389)	18,444	56,324	9,038

Condensed statements of cash flows

	For the year ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
Net cash used in operating activities	—	(712)	(6,300)	(1,011)
Net cash (used in) generated from investing activities	—	(1,349,501)	272,873	43,799
Net cash generated from (used in) financing activities	1,537	1,382,900	(286,700)	(46,019)

Net increase (decrease) in cash	1,537	32,687	(20,127)	(3,231)
Cash at beginning of the year	—	1,537	34,224	5,494

Cash at end of the year	1,537	34,224	14,097	2,263

(a)	Basis of presentation

In the Company-only financial statements, the Company’s investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries since inception.

The Company records its investment in its subsidiary under the equity method of accounting as prescribed in ASC 323-10, Investment-Equity Method and Joint Ventures, and such investment is presented on the balance sheet as “Investment in subsidiaries” and the share of the subsidiaries’ profit or loss is presented as “Equity in profit of subsidiaries” on the statements of operations.

The subsidiaries did not pay any dividends to the Company for the periods presented.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted and as such, these Company-only financial statements should be read in conjunction with the Group’s consolidated financial statements.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

30.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

(b) Related party transactions

The Company had the following related party transactions for the years ended December 31, 2010, 2011 and 2012:

	For the year ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
Expenses paid on behalf by:
—aBitCool	2,485	—	—	—

Waiver of liability by:
—aBitCool	116,069	—	—	—

Waiver of receivables to:
—21Vianet Technology	28,990	—	—	—
—21Vianet Beijing	20,941	—	—	—

The Company had the following related party balances as of December 31, 2011 and 2012:

	December 31,
	2011	2012
	RMB	RMB	US$
Amount due from subsidiaries
—21Vianet HK	484,442	968,866	155,514
—21Vianet Beijing	13,409	11,380	1,826

	497,851	980,246	157,340

Amount due to subsidiaries
—21Vianet Technology	66	—	—
—ZBXT	48	—	—

	114	—	—

Amount due to related parties
Current
—Sellers of Fastweb	—	16,875	2,709
Non-current
—Sellers of Fastweb	—	35,601	5,715

	—	52,476	8,424

(c) Commitments

The Company does not have any significant commitments or long-term obligations as of any of the periods presented.