Form 20-F
period 2013-12-31
21Vianet Group, Inc.
filed 2014-04-09
CIK 1508475

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Mr. Shang-Wen Hsiao, Chief Financial Officer

21Vianet Group, Inc.

M5, 1 Jiuxianqiao East Road,

Chaoyang District

Beijing, 100016

The People’s Republic of China

Phone: (86) 10 8456-2121

Facsimile: (86) 10 8456-2619

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
American Depositary Shares, each representing six Class A ordinary shares, par value US$0.00001 per share	NASDAQ Global Select Market

Class A ordinary shares, par value US$0.00001 per share*

*	Not for trading, but only in connection with the listing on the NASDAQ Global Select Market of the American Depositary Shares

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 344,745,991 Class A ordinary shares and 53,480,544 Class B ordinary shares, par value US$0.00001 per share, as of December 31, 2013.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☑    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☑    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or such shorter period that the registrant was required to submit and post such files).    Yes  ☑    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                Accelerated filer  ☑                Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐             Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☑

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

i

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	“ADSs” refers to our American depositary shares, each representing six Class A ordinary shares;

•	“21Vianet,” “we,” “us,” “our company,” and “our” refer to 21Vianet Group, Inc., its subsidiaries and its consolidated affiliated entities;

•	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan;

•	“ordinary shares” or “shares” refer to our ordinary shares, which include both Class A ordinary shares, par value US$0.00001 per share, and Class B ordinary shares, par value US$0.00001 per share, collectively;

•	“variable interest entities,” or “VIEs,” refer to Beijing aBitCool Network Technology Co., Ltd. and Beijing iJoy Information Technology Co., Ltd., two PRC companies in which we do not have equity interests but whose financial results have been consolidated into our consolidated financial statements in accordance with U.S. GAAP due to our having effective control over, and our being the primary beneficiary of, the two companies;

•	“consolidated affiliated entities” refer to our variable interest entities and their direct and indirect subsidiaries; and

•	“RMB” and “Renminbi” refer to the legal currency of China.

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

Our selected consolidated financial data presented below for the years ended December 31, 2011, 2012 and 2013 and our balance sheet data as of December 31, 2012 and 2013 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our audited consolidated financial statements are prepared in accordance with U.S. GAAP.

Our selected consolidated financial data presented below for the year ended December 31, 2009 and 2010 and our balance sheet data as of December 31, 2009, 2010 and 2011 have been derived from our audited financial statements not included in this annual report.

	For the Year Ended December 31,
	2009	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Net revenues:
Hosting and related services	284,780	374,946	614,612	866,882	1,259,260	208,015
Managed network services	28,855	150,257	406,317	657,276	707,457	116,864

Total net revenues	313,635	525,203	1,020,929	1,524,158	1,966,717	324,879
Cost of revenues (1)	(229,304)	(396,858)	(744,371)	(1,098,477)	(1,449,845)	(239,497)

Gross profit	84,331	128,345	276,558	425,681	516,872	85,382
Operating expenses:
Sales and marketing expenses (1)	(24,132)	(51,392)	(80,885)	(109,871)	(154,479)	(25,518)
General and administrative expenses (1)	(25,457)	(282,298)	(82,926)	(153,512)	(186,907)	(30,875)
Research and development expenses (1)	(7,607)	(19,924)	(34,657)	(63,929)	(77,831)	(12,857)
Changes in the fair value of contingent purchase consideration payable	—	(7,537)	(63,185)	(17,430)	(55,882)	(9,231)

Operating profit (loss)	27,135	(232,806)	14,905	80,939	41,773	6,901
Net profit (loss) from continuing operations	59,981	(234,715)	45,939	57,656	(47,003)	(7,763)
Loss from discontinued operations	(63,910)	(12,952)	—	—	—	—

Net profit (loss)	(3,929)	(247,667)	45,939	57,656	(47,003)	(7,763)
Net income attributable to non-controlling interest	(1,990)	(7,722)	(27,495)	(1,332)	(1,223)	(202)

Net profit (loss) attributable to Company’s ordinary shareholders	(5,919)	(255,389)	18,444	56,324	(48,226)	(7,965)

Earnings (loss) per share:
Net profit (loss) from continuing operations	0.81	(3.39)	0.07	0.16	(0.13)	(0.02)
Loss from discontinued operations	(0.89)	(0.18)	—	—	—	—

Basic	(0.08)	(3.57)	0.07	0.16	(0.13)	(0.02)

Net profit (loss) from continuing operations	0.32	(3.39)	0.06	0.16	(0.13)	(0.02)
Loss from discontinued operations	(0.35)	(0.18)	—	—	—	—

Diluted	(0.03)	(3.57)	0.06	0.16	(0.13)	(0.02)

Earnings (loss) per ADS:
Net profit (loss) from continuing operations	4.86	(20.34)	0.42	0.96	(0.78)	(0.13)
Loss from discontinued operations	(5.34)	(1.08)	—	—	—	—

Basic	(0.48)	(21.42)	0.42	0.96	(0.78)	(0.13)

Net profit (loss) from continuing operations	1.92	(20.34)	0.36	0.96	(0.78)	(0.13)
Loss from discontinued operations	(2.10)	(1.08)	—	—	—	—

Diluted	(0.18)	(21.42)	0.36	0.96	(0.78)	(0.13)

Shares used in earnings (loss) per share computation:
Basic	71,526,320	71,526,320	259,595,677	342,533,167	364,353,974	364,353,974
Diluted	182,492,500	182,492,500	316,807,661	356,784,209	364,353,974	364,353,974
Non-GAAP Financial Data:(2)
Adjusted gross profit	86,478	141,990	307,103	457,381	568,670	93,938
Adjusted net profit	24,902	59,454	169,993	167,287	120,466	19,901
Adjusted EBITDA	48,110	83,657	209,026	294,165	365,613	60,396

(1)	Share-based compensation was included in the related operating expense categories as follows:

	For the Year Ended December 31,
	2009	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Allocation of share-based compensation expenses:
Cost of revenues	—	4,645	2,157	4,517	8,054	1,331
Sales and marketing expenses	—	11,884	5,763	10,508	13,405	2,214
General and administrative expenses	—	254,936	31,420	47,749	40,711	6,725
Research and development expenses	—	6,416	2,619	4,858	5,599	925

Total share-based compensation expenses	—	277,881	41,959	67,632	67,769	11,195

(2)	See “—Discussion of Non-GAAP Financial Measures.”

The following table presents a summary of our consolidated balance sheet data as of December 31, 2009, 2010, 2011, 2012 and 2013.

	As of December 31,
	2009	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	71,998	83,256	410,389	432,254	1,458,856	240,986
Restricted cash (current asset)	11,276	4,441	4,578	191,766	193,020	31,885
Short-term investments	—	—	894,540	222,701	1,101,826	182,009
Accounts receivable, net	40,262	76,373	147,624	293,369	610,413	100,833
Total current assets	213,838	193,957	1,551,221	1,263,157	3,604,304	595,390
Restricted cash (non-current asset)	—	—	—	221,628	219,056	36,185
Total assets	347,123	725,587	2,402,952	2,976,919	6,131,562	1,012,863
Total current liabilities	315,734	210,559	462,537	810,147	1,061,358	175,323
Total liabilities	326,929	444,004	733,228	1,087,614	3,656,261	603,971
Total mezzanine equity	991,110	991,110	—	—	—	—
Total shareholders’ equity	(970,916)	(709,527)	1,669,724	1,889,305	2,475,301	408,892

Discussion of Non-GAAP Financial Measures

In evaluating our business, we consider and use the following non-GAAP measures as supplemental measures to review and assess our operating performance: adjusted gross profit, adjusted operating expenses, adjusted net profit and adjusted EBITDA. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted gross profit as gross profit excluding share-based compensation expenses and amortization expenses of intangible assets derived from acquisitions. We define adjusted operating expenses as operating expenses excluding share-based compensation expenses and changes in the fair value of contingent purchase consideration payable. We define adjusted net profit as net (loss) profit from continuing operations excluding share-based compensation expenses, amortization expenses of intangible assets derived from acquisitions, changes in the fair value of contingent purchase consideration payable and unrecognized tax benefits, tax incentive receipt and outside basis difference. We define adjusted EBITDA as EBITDA excluding share-based compensation expenses and changes in the fair value of contingent purchase consideration payable and EBITDA as net profit (loss) from continuing operations before income tax expense (benefit), foreign exchange gain, other expenses, other income, interest expense, interest income and depreciation and amortization.

The non-GAAP financial measure disclosed by us should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. You should carefully evaluate the financial results we have reported in accordance with U.S. GAAP and our reconciliation of GAAP to non-GAAP results. The non-GAAP financial measure used by us may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

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

We compensate for these limitations by relying primarily on our U.S. GAAP results and using adjusted gross profit, adjusted operating expenses, adjusted net profit and adjusted EBITDA only as supplemental measures. Our adjusted gross profit, adjusted operating expenses, adjusted net profit and adjusted EBITDA are calculated as follows for the periods presented:

	For the Year Ended December 31,
	2009	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Gross profit	84,331	128,345	276,558	425,681	516,872	85,382
Plus: share-based compensation expenses	—	4,645	2,157	4,517	8,054	1,330
Plus: amortization expenses of intangible assets derived from acquisitions	2,147	9,000	28,388	27,183	43,744	7,226

Adjusted gross profit	86,478	141,990	307,103	457,381	568,670	93,938

Operating expenses	(57,196)	(361,151)	(261,653)	(344,742)	(475,099)	(78,481)
Plus: share-based compensation expenses	—	273,236	39,802	63,115	59,715	9,864
Plus: changes in the fair value of contingent purchase consideration payable	—	7,537	63,185	17,430	55,882	9,231

Adjust operating expenses	(57,196)	(80,378)	(158,666)	(264,197)	(359,502)	(59,386)

Net (loss) profit from continuing operation	59,981	(234,715)	45,939	57,656	(47,003)	(7,763)
Plus: share-based compensation expenses	—	277,881	41,959	67,632	67,769	11,195
Plus: amortization of intangible assets derived from acquisitions	2,147	9,000	28,388	27,183	43,744	7,226
Plus: changes in the fair value of contingent purchase consideration payable and related deferred tax impact	(37,226)	7,288	53,707	14,816	55,956	9,243

Adjusted net profit	24,902	59,454	169,993	167,287	120,466	19,901

Operating profit (loss)	27,135	(232,806)	14,905	80,939	41,773	6,901
Plus: depreciation	15,990	19,673	58,873	92,787	141,286	23,339
Plus: amortization	4,985	11,372	30,104	35,377	58,903	9,730
Plus: share-based compensation expenses	—	277,881	41,959	67,632	67,769	11,195
Plus: changed in the fair value of contingent purchase consideration payable	—	7,537	63,185	17,430	55,882	9,231

Adjusted EBITDA	48,110	83,657	209,026	294,165	365,613	60,396

Exchange Rate Information

All of our operations are conducted in China and all of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. For all dates and periods through December 31, 2008, the conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in New York City for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.0537 to US$1.00, the noon buying rate in effect as of December 31, 2013. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 4, 2014, the noon buying rate was RMB6.2118 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Noon Buying Rate
Period	Period-End	Average (1)	Low	High
	(RMB per U.S. Dollar)
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7696	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
October	6.0943	6.1032	6.1209	6.0815
November	6.0922	6.0929	6.0993	6.0903
December	6.0537	6.0738	6.0927	6.0537
2014
January	6.0590	6.0509	6.0600	6.0402
February	6.1448	6.0816	6.1448	6.0591
March	6.2108	6.2154	6.2246	6.2105
April (through April 4, 2014)	6.2118	6.2085	6.2118	6.2054

Source: Federal Reserve Statistical Release

(1)	Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant period.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Our Business and Industry

We may not be able to successfully implement our growth strategies.

We plan to further increase our services capacities. We plan to increase the aggregate number of cabinets under our management from 14,041 cabinets as of December 31, 2013 to 25,000 cabinets by the end of 2014 through adding new self-built data centers and partnered data centers. In addition, we plan to expand our private optical fiber network to cover all of our major data centers throughout China and plan to increase our network services capacity. To achieve this expansion plan, we will be required to commit a substantial amount of operating and financial resources. Our planned capital expenditures, together with our ongoing operating expenses, will cause substantial cash outflows. If we are not able to generate sufficient operating cash flows or obtain other types of financings, our ability to fund our growth strategy may be limited. Additional debt or equity financing may not be available when needed or, if available, may not be available on satisfactory terms. Any inability to obtain additional debt or equity financing or to generate sufficient cash from operations may require us to prioritize projects or curtail capital expenditures and could adversely affect our results of operations.

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

Our business depends on our relationships with China Telecom and China Unicom, two major telecommunications carriers in China, for hosting facilities and bandwidth, and to some extent, for optical fibers. We directly enter into agreements with the local subsidiaries of China Telecom or China Unicom, from which we lease cabinets in the data centers built and operated by them, with power systems, cabling and wiring and other data center equipment pre-installed. Because each local subsidiary of China Telecom or China Unicom has independent authority and budget to enter into contracts, our contract terms with these subsidiaries vary and are determined on a case-by-case basis. We generally refer to this type of data centers as our “partnered” data centers. As of December 31, 2013, we leased a total of 3,651 cabinets from local subsidiaries of China Telecom and China Unicom that are housed in our 63 partnered data centers, accounting for 26% of the total number of our cabinets under management. If we are not able to secure sufficient cabinets from China Unicom and China

Telecom, it will have a material adverse effect on our business prospects and results of operations. We also rely on China Telecom and China Unicom for a significant portion of our bandwidth needs and lease optical fibers from them to connect our data centers with each other and with the telecommunications backbones and other internet service providers, or ISPs. Our agreements with local subsidiaries of China Telecom or China Unicom usually have a one-year term with automatic renewal option. In addition, China Telecom and China Unicom also provide data center services and directly compete with us for customers. See “—We may not be able to compete effectively against our current and future competitors.” We believe that we have good business relationships with China Telecom and China Unicom, and we have access to adequate hosting facilities, bandwidth and optical fibers to provide our services. However, there can be no assurance that we can always secure hosting facilities and bandwidth from China Telecom and China Unicom on commercially acceptable terms, or at all. As a result, our business and results of operations would be materially and adversely affected.

Our leases for data centers could be terminated early, we may not be able to renew our existing leases on commercially reasonable terms, and our rent could increase substantially in the future, which could materially and adversely affect our operations.

We lease buildings with suitable power supplies and safe structures meeting our data center requirements and convert them into data centers by installing power generators, air conditioning systems, cables, cabinets and other equipment. We generally refer to this type of data centers as “self-built” data centers. Our operating leases generally have three to ten year lease terms with renewal options. As of December 31, 2013, our self-built data centers house 9,131 cabinets, or 65% of the total number of our cabinets under our management. We plan to renew our existing leases upon expiration. However, we may not be able to renew these leases on commercially reasonable terms, if at all. We may experience an increase in our rent payments. If any such event happens, we may have to relocate our data center equipment and the servers and equipment of our customers to a new building and incur significant cost related to relocation. Any relocation could also affect our ability to provide services and harm our reputation. As a result, our business and results of operations could be materially and adversely affected.

Investment in broadband wireless access services in Hong Kong may have a material adverse effect on our business prospects and results of operations.

In February 2012, we won a bid for radio spectrum in the 2.3 GHz band to provide broadband wireless access services in Hong Kong for HK$150 million. This investment provides us an opportunity to enter into the mobile infrastructure landscape and explore the market potentials in providing wireless solutions. We plan to form a partnership or a joint venture with Hong Kong local carriers and use the broadband wireless access license as an investment in the partnership or joint venture to take advantage of the local knowledge and market intelligence of service providers in Hong Kong. Currently, we do not plan to incur significant capital expenditure to build the infrastructures in Hong Kong by ourselves. However, we have limited experience in providing mobile infrastructure services in Hong Kong. We may not be able to successfully find a Hong Kong local carrier to work with us, and our investment in the broadband wireless access license may divert our management’s attention from our core business in mainland China, which may have a material adverse effect on our business prospects and results of operations.

Difficulties in identifying, consummating and integrating acquisitions and alliances and potential write-off in connection with our investment or acquisitions may have a material and adverse effect on our business and results of operations.

As part of our growth strategy, we have acquired, and may in the future acquire, companies that are complementary to our business. From time to time, we may also make alternative investments and enter into strategic partnerships or alliances as we see fit. For example, in October 2012, we entered into a commercial operator agreement with Microsoft Corporation to expand Microsoft’s premier commercial public cloud services, Office 365 and Windows Azure, in China. In February 2013, we acquired 100% equity interests in Beijing

Tianwang Online Communication Technology Co., Ltd., or Beijing Tianwang, and Beijing Yilong Xinda Technology Co., Ltd., or Beijing Yilong Xinda. These two companies principally provide virtual private network services and managed network services. In April 2013, we completed the acquisition of 100% equity interests in iJoy Holding Limited, or iJoy BVI, and its subsidiaries (collectively known as “iJoy”) with a purchase consideration of RMB97.0 million. In June 2013, we entered into a strategic agreement with Dongguan Dongcai Investment Holdings Limited, or Dongguan Dongcai, and established Dongguan Asia Cloud Investment Co., Ltd., or Asia Cloud Investment, to build a new internet data center, provide cloud computing related services in Dongguan as well as create a research and development team that will focus on developing and implementing next generation networking technologies. In December 2013, we entered into a definitive agreement with IBM to introduce IBM’s premier private cloud infrastructure service and bring high-value managed private and hybrid cloud services to China. IBM will provide the physical point of distribution, or POD, and service while we will host the POD facility at our data centers in Beijing. However, past and future acquisitions, partnerships or alliances may expose us to potential risks, including risks associated with:

•	the integration of new operations and the retention of customers and personnel;

•	significant volatility in our operating profit (loss) due to changes in the fair value of our contingent purchase consideration payable;

•	unforeseen or hidden liabilities, including those associated with different business practices;

•	the diversion of resources from our existing business and technology;

•	failure to achieve synergies with our existing business and generate revenues as anticipated;

•	failure of the newly acquired businesses, technologies, services and products to perform as anticipated;

•	inability to generate sufficient revenues to offset additional costs and expenses;

•	breach or termination of key agreements by the counterparties;

•	the costs of acquisitions;

•	any different interpretations on contingent purchase consideration; or

•	the potential loss of, or harm to, relationships with both our employees and customers resulting from our integration of new businesses.

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

We face competition from various industry players, including carriers such as China Telecom and China Unicom, carrier-neutral service providers in China such as ChinaNetCenter, content delivery network (CDN) service provider such as ChinaCache and the in-house data centers of major corporations, as well as new market entrants in the future. As we enter into the cloud services market, we may face more competition from various market players. Competition is primarily centered on the quality of service and technical expertise, security, reliability and functionality, reputation and brand recognition, financial strength, the breadth and depth of services offered, and price. Some of our current and future competitors have substantially greater financial, technical and marketing resources, greater brand recognition, and more established relationships in the industry than we do. As a result, some of these competitors may be able to:

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

In addition, we currently purchase routers, switches and other equipment from a limited number of suppliers. We do not carry significant inventories of the products we purchase, and we have no guaranteed supply arrangements with our suppliers. The loss of a significant vendor could delay any build-out of our infrastructure and increase our costs. If our suppliers fail to provide products or services that comply with evolving internet standards or that interoperate with other products or services we use in our network infrastructure, we may be unable to meet all or a portion of our customer service commitments, which could materially and adversely affect our results of operations.

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

The global economy is still recovering from the recent financial crisis. Continued concerns about the systemic impact of potential long-term and wide-spread recession, energy costs, geopolitical issues, and the availability and cost of credit have contributed to increased market volatility and diminished expectations for economic growth around the world. The difficult economic outlook has negatively affected business and consumer confidence and contributed to high volatility. While the Chinese economy has recovered more quickly than some other major economies, it still faces challenges. The long-term effects of the stimulus plans and other measures implemented by the Chinese government since 2008 remain to be seen.

Our business and operations are primarily based in China and all of our revenues are derived from our operations in China. Accordingly, our financial results have been, and are expected to continue to be, affected by the economy and data center services industry in China. Although the economy in China has grown significantly in the past decades, it still faces challenges. The long-term effects of the stimulus plans and other measures implemented by the Chinese government since 2008 remain to be seen. China’s GDP grew by 7.7% from 2012 to 2013, the slowest since 1999. Any severe or prolonged slowdown in the global and/or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

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

We derived over a majority of our revenues in 2013 from customers in China’s internet industry, including online media, e-commerce, online game companies, portals, search engines and mobile internet. The business models of some internet companies are relatively new and have not been well proven. Many internet companies base their business prospects on the continued growth of China’s internet market, which may not happen as expected. In addition, our business would suffer if companies in China’s internet sector reduce the outsourcing of their data center services. If any of these events happen, we may lose customers or have difficulties in selling our services, which would materially and adversely affect our business and results of operations.

We may require additional capital to meet our future capital needs, which may adversely affect our financial position and result in additional shareholder dilution.

We will require significant capital expenditures to fund our future growth. We may need to raise additional funds through equity or debt financings in the future in order to meet our capital needs in relation to the construction of our self-built data centers. In March 2013, we issued RMB1 billion (US$165.2 million) in aggregate principal amount of RMB denominated bonds due 2016 with a coupon rate of 7.875% per annum, or the 2016 Bonds. Interest on the 2016 Bonds is payable semi-annually in arrears on, or nearest to, March 22 and September 22 in each year, beginning on September 22, 2013. The 2016 Bonds have restrictive covenants relating to financial ratios as well as our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. Such covenants restrict our abilities to declare dividends or incur or guarantee additional indebtedness, among other things. On September 30, 2013, Esta Investments Pte Ltd, or Esta, entered into a purchase agreement with us to subscribe for 34,683,042 of our newly issued Class A ordinary shares (in the form of 5,780,507 ADSs) at the price of US$2.5 per Class A ordinary share and acquire 5,316,960 Class A ordinary shares (in the form of 886,160 ADSs) from certain of our existing shareholders at the price of US$2.5 per Class A ordinary share. If we raise additional funds through further issuances of equity or equity-linked securities, our existing shareholders could suffer significant dilution in their percentage ownership of our company, and any new equity securities we issue could have rights, preferences, and privileges senior to those of holders of our ADSs or ordinary shares.

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

As of December 31, 2013, our total consolidated indebtedness and other liabilities representing total bank and other borrowings, bonds payables, accounts payable and accrued expenses and other payables were RMB2,915.6 million (US$481.6 million). Failure to servicing our debt would constitute an event of default under the bonds, which would have a material adverse effect on our financial condition and results of operations.

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

Furthermore, some of our debt agreements, including the 2016 Bonds, may contain cross-acceleration or cross-default provisions. As a result, our default under one debt agreement may cause the acceleration of debt, including the 2016 Bonds, or result in a default under our other debt agreements, including the 2016 Bonds. If any of these events occur, we cannot assure you that our assets and cash flow would be sufficient to repay in full all of our indebtedness, or that we would be able to find alternative financing. Even if we could obtain alternative financing, we cannot assure you that it would be on terms that are favorable or acceptable to us.

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

We have expanded to the cloud services market for a short period of time and failure to successfully grow our cloud service business will have a material and adverse effect on our growth, results of operations and business prospects.

We started providing public cloud services in 2013 through our partnership with Microsoft, and further expanded to provide private cloud and hybrid services through our partnership with IBM in 2014. Cloud services are a new and emerging market in China and we have limited experience in this market. Our success in the cloud service business is subject to various risks and uncertainties, including:

•	our short history in the cloud services market;

•	our lack of experience in the cloud services market and the need to recruit additional employees with in-depth industry knowledge;

•	the unprecedented market development and our possible lack of ability to keep up with the market development;

•	Information security restrictions imposed by the Ministry of Industry and Information Technology, or the MIIT;

•	our possible overestimate of the market demand and development, which leads to our overinvestment in the new business;

•	the possibility of a difficult relationship with our main partners, such as Microsoft and IBM;

•	competition from other market players, both domestic and abroad; and

•	new risks associated with the cloud services yet to be fully understood by the industry and market.

If we are unable to effectively manage these risks, we may not be able to successfully operate in the cloud services market and achieve the expected growth.

In addition, the expansion into the cloud services market has resulted in a change to our business, including, among others, the change of our customer base. Although we derived over a majority of our revenues in 2013 from customers in China’s internet industry, the number of enterprise and government entity customers has increased with our expansion into the cloud services market. Our lack of experience in dealing with enterprise and government entity customers may pose new challenges for us. We may not be able to manage our business growth strategy as planned and our results of operations and business prospects may be materially and adversely affected.

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

Our future success heavily depends upon the continued services of our executives and other key employees. In particular, we rely on the expertise and experience of Sheng Chen, our co-founder, chairman of the board of directors and chief executive officer. We rely on their industry expertise, their experience in our business operations and sales and marketing, and their working relationships with our employees, our other major shareholders, our clients and relevant government authorities. If one or more of our senior executives were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all. If any of our senior executives joins a competitor or forms a competing company, we may lose clients, suppliers, key professionals and staff members. Each of our executive officers has entered into an employment agreement with us, which contains non-competition provisions. However, if any dispute arises between our executive officers and us, we cannot assure you the extent to which any of these agreements could be enforced in China, where these executive officers reside, in light of the uncertainties with China’s legal system. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could limit legal protections available to you and us.”

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

Our management and independent registered public accounting firm have concluded that our internal control over financial reporting as of December 31, 2013 was effective. However, we cannot assure you that in the future our management or our independent registered public accounting firm will not identify material weaknesses during the Section 404 of the Sarbanes-Oxley Act audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of our ADSs, and harm our reputation. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

As of the date of this annual report, we have options to purchase 10,926,319 ordinary shares and 1,086,093 RSUs, issued and outstanding under our 2010 share incentive plan. See “Item 6.B—Compensation of Directors and Executive Officers—Share Incentive Plan.” For the year ended December 31, 2013, we recorded RMB67.8 million (US$11.2 million) in share-based compensation expenses. We believe share-based incentive awards enhance our ability to attract and retain key personnel and employees, and we will continue to grant stock options and other share-based awards to employees in the future. If our share-based compensation expenses continue to be significant, our results of operations would be materially and adversely affected.

Furthermore, in 2010, we recorded RMB206.1 million of share-based compensation expenses in connection with 24,826,090 fully-vested ordinary shares issued to Sunrise Corporate Holding Ltd., or Sunrise, a company solely owned by our chairman and chief executive officer. Subsequently, in July 2012, we repurchased 2,686,965 shares from Sunrise at par value, for the purpose of increasing the maximum aggregate number of shares available for grant under our 2010 share incentive plan by the same amount. We may record share-based compensation expense for a portion or all of the shares that are held by Sunrise or the shares that were added to our 2010 share incentive plan, as amended, again at significantly different values if our chairman and chief executive officer decides at a future date to transfer a portion of these shares to existing and former employees of our company. Any share-based shareholder contribution, if and when made by our chairman and chief executive officer for the benefit of our company, would be required to be recognized as share-based compensation expenses within our results of operations, which would be derived from the estimated fair value of the ordinary share award on the transfer date. Our future results of operations may be materially and adversely affected if a significant amount of share-based compensation is recorded in connection with such future transfers of these ordinary shares.

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

In April 2009, a new strain of influenza A virus subtype H1N1, commonly referred to as “swine flu,” was first discovered in North America and quickly spread to other parts of the world, including China. In early June 2009, the World Health Organization, or the WHO, declared the outbreak to be a pandemic, while noting that most of the illnesses were of moderate severity. The PRC Ministry of Health has reported several hundred deaths caused by influenza A (H1N1). In March 2013, a new virus subtype H7N9, commonly known as “bird flu” or “avian flu,” was discovered in eastern China. In April 2013, the WHO has identified H7N9 as “an unusually dangerous virus for humans” but the number of cases detected after April 2013 fell abruptly. A total of 139 laboratory-confirmed human cases with H7N9 virus infection including 45 deaths were reported to the WHO as of November 6, 2013. Any outbreak of avian flu, SARS, influenza A (H1N1), or their variations, or other adverse public health epidemic in China may have a material and adverse effect on our business operations. These occurrences could require the temporary closure of our offices or prevent our staff from traveling to our customers’ offices to provide on-site services. Such closures could severely disrupt our business operations and adversely affect our results of operations.

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

Proceedings instituted recently by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in our financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese affiliates of the “big four” accounting firms, (including our auditors) and also against Dahua (the former BDO affiliate in China). The Rule 102(e) proceedings initiated by the SEC relate to these firms’ inability to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the China Securities Regulatory Commission. The issues raised by the proceedings are not specific to our auditors or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States.

In January 2014, the administrative judge reached an Initial Decision that the “big four” accounting firms should be barred from practicing before the Commission for six months. However, it is currently impossible to determine the ultimate outcome of this matter as the accounting firms have filed a petition for review of the Initial Decision and pending that review the effect of the Initial Decision is suspended. The SEC Commissioners will review the Initial Decision, determine whether there has been any violation and, if so, determine the appropriate remedy to be placed on these audit firms. Once such an order was made, the accounting firms would have a further right to appeal to the US Federal courts, and the effect of the order might be further stayed pending the outcome of that appeal.

Depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

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

Because we are a Cayman Islands company, we are classified as a foreign enterprise under PRC laws and regulations, and our wholly-owned PRC subsidiaries, 21Vianet Data Center Co., Ltd., or 21Vianet China, and Suzhou Zhuoaiyi Information Technology Co., Ltd., or Suzhou Zhuoaiyi, are foreign-invested enterprises. To comply with PRC laws and regulations, we conduct our business in China through contractual arrangements with our variable interest entities and their shareholders. These contractual arrangements provide us with effective control over our variable interest entities, and enable us to receive substantially all of the economic benefits of our consolidated affiliated entities in consideration for the services provided by our wholly-owned PRC subsidiaries, and have an exclusive option to purchase all of the equity interest in our variable interest entities when permissible under PRC laws. For a description of these contractual arrangements, see “Item 7.B—Related Party Transaction—Contractual Arrangements with Our Variable Interest Entities.”

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

We believe that we comply with the current applicable PRC laws and regulations. King & Wood Mallesons, our PRC legal counsel, based on its understanding of the relevant laws and regulations, is of the opinion that each of the contracts among us, our wholly-owned PRC subsidiaries, our variable interest entities and their shareholders is valid, legally binding and enforceable upon each party of such agreements under PRC laws and regulations, and will not result in any violation of PRC laws or regulations currently in effect. However, as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, the telecommunications circular described above and the Telecommunications Regulations and the relevant regulatory measures concerning the telecommunications industry, therefore, we cannot assure you that the PRC government that regulate providers of data center service and other participants in the telecommunications industry would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

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

Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in our variable interest entities, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest. In addition, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. Occurrence of any of these events could materially and adversely affect our business, financial condition and results of operations. In addition, if the imposition of any of these penalties or requirement to restructure our corporate structure causes us to lose the rights to direct the activities of our variable interest entities or our right to receive their economic benefits, we would no longer be able to consolidate such variable interest entities. However, we do not believe that such actions would result in the liquidation or dissolution of our company, our wholly-owned subsidiaries in China or our variable interest entities or their subsidiaries. For the years ended December 31, 2011, 2012 and 2013, our consolidated affiliated entities contributed substantially all of our total net revenues.

Our contractual arrangements with our variable interest entities may result in adverse tax consequences to us.

We could face material and adverse tax consequences if the PRC tax authorities determine that our contractual arrangements with our variable interest entities were not made on an arm’s length basis and may adjust our income and expenses for PRC tax purposes by requiring a transfer pricing adjustment. A transfer pricing adjustment could adversely affect us by (i) increasing the tax liabilities of our variable interest entities without reducing their respective tax liability, which could further result in late payment fees and other penalties to our variable interest entities for underpaid taxes; or (ii) limiting the ability of our variable interest entities to obtain or maintain preferential tax treatments and other financial incentives.

We rely on contractual arrangements with our variable interest entities and their shareholders for our China operations, which may not be as effective as direct ownership in providing operational control.

We rely on contractual arrangements with our variable interest entities and their shareholders to operate our business in China. For a description of these contractual arrangements, see “Item 7.B—Related Party Transaction—Contractual Arrangements with Our Variable Interest Entities.” Substantially all of our revenues and cash flows are attributed to our consolidated affiliated entities. These contractual arrangements may not be as effective as direct ownership in providing us with control over our variable interest entities. If our variable interest entities or their shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by our consolidated affiliated entities is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing these contractual arrangements, it would be very difficult to exert effective control over our variable interest entities, and our ability to conduct our business and our financial conditions and results of operation may be materially and adversely affected. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could limit legal protections available to you and us.”

The shareholders of our variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

We conduct our operations in China through contractual arrangements among us, our wholly-owned PRC subsidiaries, our variable interest entities and their shareholders and we rely on the shareholders of our variable interest entities to abide by the obligations under such contractual arrangements. For example, 21Vianet Technology is approximately 70% owned by Mr. Sheng Chen, our chairman and chief executive officer and 30% owned by Mr. Jun Zhang, our co-founder. Mr. Sheng Chen and Mr. Jun Zhang are also the ultimate shareholders of our company. The interests of Mr. Sheng Chen and Mr. Jun Zhang as the shareholders of 21Vianet Technology may differ from the interests of our company as a whole, as what is in the best interests of 21Vianet Technology may not be in the best interests of our company. We cannot assure that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or that conflicts of interest will be resolved in our favor. In addition, these individuals may breach or cause our variable interest entities and their subsidiaries to breach or refuse to renew the existing contractual arrangements with us.

Currently, we do not have arrangements to address potential conflicts of interest the shareholders of 21Vianet Technology may encounter, on one hand, and as a beneficial owner of our company, on the other hand; provided that we could, at all times, exercise our option under the optional share purchase agreement to cause them to transfer all of their equity ownership in 21Vianet Technology to a PRC entity or individual designated by us as permitted by the then applicable PRC laws. In addition, if such conflicts of interest arise, we could also, in the capacity of attorney-in-fact of the then existing shareholders of 21Vianet Technology as provided under the power of attorney, directly appoint new directors of 21Vianet Technology. We rely on the shareholders of our variable interest entities to comply with the laws of China, which protect contracts and provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains. We also rely on the shareholders of 21Vianet Technology, who are directors of our company, to abide by the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly in good faith with a view to our best interests. However, the legal frameworks of China and Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of our variable interest entities, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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

Pursuant to the Telecommunications Regulations promulgated by the PRC State Council in September 2000, telecommunications businesses are divided into two categories, namely, (i) “basic telecommunications businesses,” which refers to businesses that provide public network infrastructure, public data transmission and basic voice communications services, and (ii) “value-added telecommunications businesses,” which refer to businesses that provide telecommunications and information services through the public network infrastructure. If the value-added telecommunications service covers two or more provinces, autonomous regions or municipalities, such service must be approved by the MIIT and the service provider must obtain a Cross-Regional Value Added Telecommunications License. Pursuant to the Cross-Regional Value Added Technology License issued to Beijing 21Vianet Broad Band Data Center Co., Ltd., or 21Vianet Beijing, by the MIIT on January 17, 2012, 21Vianet Beijing is permitted to carry out its data center business under the first category of “value-added telecommunications business” across nine cities in China. Pursuant to the Value Added Technology License issued to Langfang Xunchi by the Hebei Province Communications Administration for the period from April 10, 2013 to April 10, 2017, Langfang Xunchi is permitted to carry out its data center business in Langfang and Baoding. Pursuant to the Value Added Technology License issued to Beijing Chengyishidai Network Technology Co., Ltd., or CYSD, by the Beijing Communications Administration on March 30, 2012, CYSD is permitted to carry out its internet access service and information service (excluding fixed-line telephone information service and internet information service) business under the second category of “value-added telecommunications business” in Beijing. Pursuant to the Value Added Technology License issued to Guangzhou Gehua Network Technology and Development Company Limited, or Gehua, by the Guangdong Communications Administration, Gehua is permitted to carry out its internet access service business and information service business (limited to internet service business) under the second category of “value-added telecommunications business” in Guangdong province from March 29, 2013 to December 29, 2016. Pursuant to the Cross-Regional Value Added Technology License issued to Beijing Tianwang by the MIIT on August 23, 2013, Beijing Tianwang is permitted to carry out its virtual private network services under the first category of “value-added telecommunications business” across 25 cities in China. Meanwhile, Beijing Tianwang also holds a Value Added Technology License issued by the Beijing Communications Administration on January 22, 2014, and is permitted to carry out its internet access business under the second category of “value-added telecommunications business” in Beijing. Pursuant to the Value Added Technology License issued to Beijing Yilong Xinda by the Beijing Communications Administration on October 19, 2010, Beijing Yilong Xinda is permitted to carry out its information service business (limited to mobile network) under the second category of “value-added telecommunications business” in Beijing.

In connection with our data center services, we provide managed network services that connect our data centers with the telecommunication backbones of China’s major carriers, major non-carriers and ISPs as well as connect servers housed in our data centers. Our managed network services are offered in the form of bandwidth with optimized interconnectivity. Furthermore, we have been continuously developing our hosting service and managed network service to better serve our customers, and as a result, we introduce new technologies and services from time to time to support and improve our current business. Besides, as of the date of this annual report, there is no legal definition as to what constitutes a “managed network services,” nor are there laws or regulations in China specifically governing the managed network services. We cannot assure you that PRC governmental authorities will continue to deem our hosting service and will deem our managed network service and any of our newly developed technologies, network and services used in our business as a type of value-added telecommunications business or a business covered under the Cross-Regional Value Added Telecommunications License of 21Vianet Beijing and the Value Added Technology License issued to CYSD, Gehua, Langfang Xunchi and Beijing Tianwang. As we expand our networks across China, it is also possible that the MIIT, in the future, may deem our operations to have exceeded the terms of our existing licenses. Further, we cannot assure you that 21Vianet Beijing, CYSD, Gehua, Langfang Xunchi and Beijing Tianwang will be able to successfully renew their value added telecommunications business operating licenses upon their expiration, or maintain their annual inspection, or obtain any other licenses necessary for us to carry out our business, or that our existing licenses will continue to cover all aspects of our operations upon their renewal. In addition, new laws, regulations or government interpretations may also be promulgated from time to time to regulate the hosting service and managed network service or any of our related technology or services, which may require us to obtain additional, or expand existing, operating licenses or permits. Any of these factors could result in our disqualification from carrying out our current business, causing significant disruption to our business operations which may materially and adversely affect our business, financial condition and results of operations.

Under the New PRC Enterprise Income Tax Law, we may be classified as a “resident enterprise” of China. Such classification could result in unfavorable tax consequences to us and our non-PRC holders of shares and ADSs.

Pursuant to the New PRC Enterprise Income Tax Law, or New EIT Law, and its implementation rules, which became effective on January 1, 2008, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax, or EIT, purposes. Under the implementation rules of New EIT Law, the term “de facto management body” is defined as the management body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. On April 22, 2009, the State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, which is amended and supplemented by the Announcement Regarding the Determination of PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies issued by the State Administration of Taxation on January 29, 2014. Circular 82 and its amendments sets out certain specific criteria and process for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in China. Given that the New EIT Law and its implementation rules are relatively new and ambiguous in terms of some definitions, requirements and detailed procedures, it is unclear how tax authorities will determine tax residency based on the facts of each case.

While we believe we are not a PRC resident enterprise, we cannot ensure you that the State Administration of Taxation will not implement Circular 82 or amend the rules in the future to the effect that such rules will apply to us or our wholly-owned subsidiaries in Hong Kong. If the PRC tax authorities determine that we are a “resident enterprise” for PRC EIT purposes, a number of unfavorable PRC tax consequences could follow: (i) we may be subject to EIT at a rate of 25% on our worldwide taxable income as well as PRC EIT reporting obligations; (ii) a 10% (or a rate under an applicable tax treaty, if any) withholding tax may be imposed on dividends we pay to non-PRC enterprise holders (20% for non-PRC individual holders) of our shares and ADSs; and (iii) a 10% PRC tax may apply to gains realized by non-PRC enterprise holders (20% for non-PRC individual holders) of our shares and ADSs from transferring our shares or ADSs, if such income is considered PRC-source income.

Similarly, such unfavorable tax consequences could apply to our Hong Kong subsidiaries, if either of them is deemed to be a “resident enterprise” by the PRC tax authorities. Notwithstanding the foregoing provisions, the

New EIT Law also provides that the dividends paid between “qualified resident enterprises” are exempt from EIT. If our Hong Kong subsidiaries are deemed “resident enterprises” for PRC EIT purposes, the dividends they receive from their PRC subsidiaries, including 21Vianet China, may constitute dividends between “qualified resident enterprises” and therefore qualify for tax exemption. However, the definition of “qualified resident enterprise” is unclear and the relevant PRC government authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC EIT purposes. Even if such dividends qualify as “tax-exempt income,” we cannot guarantee that such dividends will not be subject to any withholding tax.

We and our non-resident investors face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, issued by the State Administration of Taxation on December 10, 2009 with retroactive effect from January 1, 2008, which is amended by the Announcement Regarding Application of Special Tax Treatment on Share Transfers by Non-PRC Resident Enterprises issued by the State Administration of Taxation on December 12, 2013, where a non-PRC resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or an indirect transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate of less than 12.5% or (ii) does not tax foreign income of its residents, the non-PRC resident enterprise, being the transferor, must report this indirect transfer to the competent tax authority of the PRC resident enterprise.

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

In December 2008, 21Vianet Beijing also received an approval as an HNTE and became eligible for a 15% preferential tax rate effective from 2008 to 2010. In September 2011, 21Vianet Beijing renewed its HNTE status and became eligible for a 15% preferential tax rate effective from 2011 to 2013. In accordance with the New EIT Law, in the event that any of the various provisions of the transitional preferential EIT policies, the New EIT Law and its implementing regulations overlap, an enterprise may choose the most favorable policy at its sole and absolute discretion. 21Vianet Beijing applied the tax holiday for the years ended December 31, 2010 and 2011 and enjoyed a preferential tax rate of 12.5%. For the years ended December 31, 2012 and 2013, 21Vianet Beijing applied the 15% preferential tax rate.

In April 2011, 21Vianet (Xi’an) Information Outsourcing Industry Park Services Co., Ltd., or 21Vianet Xi’an, obtained a written approval from Shaanxi Tax Bureau for a preferential tax rate of 15%. The preferential tax rate is awarded to companies that have operations in certain industries and meet the criteria set forth in the Preferential Tax Policies for Development of the Western Regions. Such qualification for preferential tax rate needs to be assessed on an annual basis. In July 2012, Gehua received an approval as an HNTE and became eligible for a 15% preferential tax rate effective from 2012 to 2014, and for an additional three years thereafter if it is able to meet the technical and administrative requirements for HNTE in those three years. In June 2009, Beijing Fastweb Network Technology Co., Ltd., or Fastweb BJ, received an approval as an HNTE and became eligible for a 15% preferential tax rate effective from 2009 to 2011. After Fastweb BJ’s HNTE certificate expired on December 31, 2011, a renewed certificate was issued to Fastweb BJ in May 2012, which will expire on December 31, 2014. The qualification as an HNTE is subject to annual administrative evaluation and a three-year review by the relevant authorities in China. In 2013, Beijing iJoy Information Technology Co., Ltd., or Beijing iJoy, was qualified as a software enterprise which allows it to utilize a two-year 100% tax exemption followed by a three-year 50% reduced EIT rate from 2013 to 2017. For the year ended December 31, 2013, Beijing iJoy enjoyed 100% tax exemption for its taxable income in 2013.

If Gehua and Fastweb BJ fail to maintain or renew their HNTE status, or if 21Vianet Xi’an is not able to enjoy its preferential tax treatment under Preferential Tax Policies for Development of the Western Regions, or if Beijing iJoy fails to maintain or renew its software enterprise status, their applicable EIT rate may be increased to 25%, which could have a material adverse effect on our financial condition and results of operations.

The M&A Rules establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it difficult for us to pursue growth through acquisitions in China.

The M&A Rules include provisions that purport to require approval of the Ministry of Commerce for acquisitions by offshore entities established or controlled by domestic companies, enterprises or natural persons of onshore entities that are related to such domestic companies, enterprises or natural persons, and prohibit offshore entities from using their foreign-invested subsidiaries in China, or through “other means,” to circumvent such requirement. As part of our growth strategy, we obtained control over 21Vianet Technology in July 2003 by entering into contractual arrangements with our variable interest entities and their shareholders. We obtained control over Beijing iJoy in April 2013 following completion of our acquisition of 100% equity interest in iJoy and with our contractual arrangements with Beijing iJoy. We did not seek the approval of the Ministry of Commerce for these transactions based on the legal advice we obtained from our PRC legal counsel in connection with those transactions. However, the M&A Rules also prohibit companies from using any “other means” to circumvent the approval requirement set forth therein and there is no clear interpretation as to what constitutes “other means” of circumvention of the requirement under the M&A Rules. The Ministry of Commerce and other applicable government authorities would therefore have broad discretion in determining whether an acquisition is in violation of the M&A Rules. If PRC regulatory authorities take a view that is contrary to ours, we could be subject to severe penalties. In addition, part of our growth strategy includes acquiring complementary businesses or assets. Complying with the requirements of the M&A Rule to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit the completion of such transactions, which could affect our ability to expand our business or maintain our market share. If any of our acquisitions were subject to the M&A Rule and were found not to be in compliance with the requirements of the M&A Rule in the future, relevant PRC regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects.

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

We earn all of our revenues and incur most of our expenses in Renminbi. Under PRC laws, the Renminbi is currently convertible under the “current account,” which includes dividends, trade and service related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, without the prior approval of the SAFE. Currently, our PRC subsidiaries may purchase foreign currencies for settlement of current account transactions, including payments of dividends to us, without the approval of the SAFE. However, foreign exchange transactions by our PRC subsidiaries under the capital account continue to be subject to significant foreign exchange controls and require the approval of or need to register with PRC governmental authorities, including the SAFE. In particular, if our PRC subsidiaries borrow foreign currency loans from us or other foreign lenders, these loans must first be registered with the SAFE. If any of our PRC subsidiaries, which are wholly foreign-owned enterprises, borrows foreign currency, the accumulative amount of its foreign currency loans may not exceed the difference between the total investment and the registered capital of that PRC subsidiary. If we finance our PRC subsidiaries by means of additional capital contributions, these capital contributions must be approved by certain government authorities, including the National Development and Reform Commission, the Ministry of Commerce or their respective local counterparts. Any existing and future restrictions on currency exchange may affect the ability of our PRC subsidiaries or affiliated entities to obtain foreign currencies, limit our ability to meet our foreign currency obligations or otherwise materially and adversely affect our business.

Fluctuation in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation was halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. As a consequence, the Renminbi fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again, though there have been periods recently when the U.S. dollar has appreciated against the Renminbi. The People’s Bank of China decided to further adjust the Renminbi exchange rate regime in March 2014 to enhance the flexibility of the Renminbi exchange rate by enlarging the floating band of the Renminbi’s trading prices against the U.S. dollar in the interbank spot foreign exchange market from the current 1.0% to

2.0%. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

According to Circular 75 and the relevant SAFE regulations, any PRC citizen, resident, or entity which is a direct or indirect shareholder of an offshore entity is required to update any previously filed registration with the local branch of SAFE to reflect any material change in such offshore entity. Moreover, any offshore entity which fails to comply with Circular 75 may remedy by making the registration with the local branch of SAFE after fulfillment of the administrative penalties imposed by the relevant SAFE branch.

Our current PRC resident beneficial owners, including our co-founders Sheng Chen and Jun Zhang, are still in the process of filing the necessary registrations as required under Circular 75. Registration with SAFE may take quite a long time and is subject to SAFE’s discretion to approve such registration. We cannot assure you when our co-founders can successfully complete their registrations. We have also requested other PRC residents holding direct or indirect interest in our company to our knowledge to make the necessary applications, filings and amendments as required under Circular 75 and the relevant SAFE regulations. We attempt to comply, and attempt to ensure that these PRC residents holding direct or indirect interest in our company comply, with the relevant requirements, and those persons holding direct or indirect interests in our securities whose identities and addresses we know and who are subject to Circular 75 and the relevant SAFE regulations have conducted the registration procedures prescribed by Circular 75 and will update such registration. However, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we cannot provide any assurances that these PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by Circular 75 or the relevant SAFE regulations. The failure or inability of PRC residents, including our co-founders, to make any required registrations or comply with other requirements under Circular 75 and the relevant SAFE regulations may subject such PRC residents or our PRC subsidiaries to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans to our PRC subsidiaries and our consolidated affiliated entities, limit our PRC subsidiaries’ ability to pay dividends or otherwise distribute profits to us, or otherwise materially and adversely affect us.

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

In addition, the market price for our ADSs has fluctuated since we first listed our ADSs on the NASDAQ Global Select Market on April 21, 2011, until April 8, 2014, the trading prices of our ADSs have ranged from US$8.31 to US$32.19 per ADS, and the last reported closing price on April 8, 2014 was US$25.07 per ADS. The market price for our ADSs may be highly volatile and subject to wide fluctuations in response to factors including the following:

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

Except as described in this annual report and in the deposit agreement, holders of our ADSs are not able to exercise voting rights attaching to the Class A ordinary shares evidenced by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the Class A ordinary shares represented by the ADSs. Otherwise, you will not be able to exercise your right to vote unless you withdraw the Class A ordinary shares represented by the ADSs. However, you may not know of the meeting sufficiently in advance to withdraw the ordinary shares. If we ask for instructions from ADS holders, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot assure you that you will receive voting materials in time to instruct the depositary to vote, and it is possible that you, including persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. The deposit agreement provides that if the depositary does not timely receive valid voting instructions from the ADS holders, then the depositary will, with certain limited exceptions, give a discretionary proxy to a person designated by us to vote such shares.

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

Based on the market price of our ADSs and Class A ordinary shares, the value of our assets, and the composition of our assets and income, we believe that we were not a passive foreign investment company (a “PFIC”) for United States federal income tax purposes for our taxable year ended December 31, 2013 and we do not expect to be a PFIC for the current year or for the foreseeable future. Nevertheless, the application of the PFIC rules is subject to ambiguity in several respects and, in addition, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year or for any future taxable year.

A non-U.S. corporation, such as our company, will be considered a PFIC for United States federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income, or the asset test. While we do not anticipate being a PFIC, changes in the nature of our income or assets or the value of our assets may cause us to become a PFIC for the current or any subsequent taxable year. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

Although the law in this regard is not entirely clear, we treat our variable interest entities as being owned by us for United States federal income tax purposes because we control their management decisions and we are entitled to substantially all of their economic benefits and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our variable interest entities for United States federal income tax purposes, we would likely be treated as a PFIC for our taxable year ended December 31, 2013 and for subsequent taxable years.

If we were to be or become a PFIC, a U.S. Holder (as defined in “Item 10.E. Additional Information—Taxation—Certain United States Federal Income Tax Considerations—General”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or Class A ordinary shares and on the receipt of distributions on the ADSs or Class A ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. For more information, see “Item 10.E. Additional Information—Taxation—Certain United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

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

Our memorandum and articles of association contain certain provisions that could limit the ability of others to acquire control of our company, including our dual-class voting structure, and a provision that grants authority to our board of directors to establish from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. These provisions could have the effect of depriving our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

We have incurred increased costs as a result of being a public company.

As a public company, we have incurred significant accounting, legal and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as new rules subsequently implemented by the SEC and the NASDAQ Global Select Market, have detailed requirements concerning corporate governance practices of public companies including Section 404 of the Sarbanes-Oxley Act relating to internal controls over financial reporting. These new rules and regulations have increased our director and officer liability insurance, accounting, legal and financial reporting compliance costs and have made certain corporate activities more time-consuming and costly. Therefore, we have incurred additional costs associated with our public company reporting requirements, and we cannot predict or estimate the amount of additional costs we may further incur or the timing of such costs.

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

Due to certain restrictions under the PRC laws on foreign ownership of entities engaged in data center and telecommunications value-added services, we conduct our operations in China through contractual arrangements among us, our wholly-owned PRC subsidiaries, our variable interest entities and their shareholders. As a result of these contractual arrangements, we control our variable interest entities and have consolidated the financial information of our consolidated affiliated entities in our consolidated financial statements in accordance with U.S. GAAP. We own 100% of the equity interests in 21Vianet China through our subsidiary, 21ViaNet Group Limited, or 21Vianet HK, which was incorporated in Hong Kong in May 2007. We also own 100% of the equity interests of Suzhou Zhuoaiyi following completion of our acquisition of 100% equity interests in iJoy in April 2013.

On April 21, 2011, our ADSs began trading on the NASDAQ Global Select Market under the ticker symbol “VNET.” We issued and sold a total of 14,950,000 ADSs, representing 89,700,000 Class A ordinary shares, at an initial offering price of US$15.00 per ADS.

As part of our growth strategy, we have acquired companies that are complementary to our business, as well as made alternative investments and entered into strategic partnerships or alliances as we see fit. For example:

•	We acquired 51% equity interests in the Managed Network Entities in September 2010 and the remaining 49% equity interests in December 2011.

•	In October 2012, we entered into a commercial operator agreement with Microsoft Corporation to expand Microsoft’s premier commercial public cloud services, Office 365 and Windows Azure, in China.

•	In February 2013, we acquired 100% equity interests in Beijing Tianwang and Beijing Yilong Xinda, which principally provide virtual private network services and managed network services.

•	In April 2013, we completed the acquisition of 100% equity interests in iJoy with a purchase consideration of RMB97.0 million.

•	In June 2013, we entered into a strategic agreement with Dongguan Dongcai to build a new internet data center, provide cloud computing related services in Dongguan as well as create a research and development team that will focus on developing and implementing next generation networking technologies. As of the date of this annual report, the data center site has been selected and the construction will start this year. The research and development team has been established engaging in the research and development of Content-Centric Open Networking, also known as information-centric networking, Software-Defined Networking technologies.

•	On September 30, 2013, Esta entered into a purchase agreement with us to subscribe for 34,683,042 of our newly issued Class A ordinary shares (in the form of 5,780,507 ADSs) at the price of US$2.5 per Class A ordinary share and acquire 5,316,960 Class A ordinary shares (in the form of 886,160 ADSs) from certain of our existing shareholders at the price of US$2.5 per Class A ordinary share.

•	In December 2013, we entered into a definitive agreement with IBM to introduce IBM’s premier private cloud infrastructure service and bring high-value managed private and hybrid cloud services to China. IBM will provide the physical point of distribution, or POD, and service while we will host the POD facility at our data centers in Beijing.

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

B. Business Overview

Overview

We are the largest carrier-neutral internet data center services provider in China as measured by revenues in 2012, according to data released by IDC, an independent third-party research firm. We host our customers’ servers and networking equipment and provide interconnectivity to improve the performance, availability and security of their internet infrastructure. We also provide managed network services to enable customers to deliver data across the internet in a faster and more reliable manner through our extensive data transmission network and our proprietary smart routing technology. Furthermore, we provide CDN services to improve the security, speed and quality of data transmission in China. We started offering public cloud services in 2013 and private cloud and hybrid services in 2014. We believe that the scale of our data center and networking assets as well as our carrier-neutrality position us well to capture opportunities and become a leader in the rapidly emerging market for cloud computing infrastructure services in China.

Our infrastructure consists of our high-quality data centers and an extensive data transmission network. We operate 12 self-built data centers and 69 partnered data centers located in 43 cities throughout China, including all of China’s major internet hubs with over 14,000 cabinets under management that house over 76,000 servers as of December 31, 2013. Our data transmission network includes over 500 points of presence, or POPs, which are access points from one place to the rest of the internet. Most of our data centers and all of our POPs are connected by our private optical fibers network across China.

As a carrier-neutral internet infrastructure services provider, our infrastructure is interconnected with the networks operated by all China’s telecommunications carriers, major non-carriers and local internet service providers. The interconnectivity enables each of our data centers to function as a network access point for our customer’s data traffic. In addition, we believe that our proprietary smart routing technology allows us to automatically select an optimized route to direct our customers’ data traffic to ensure fast and reliable data transmission. We believe this advanced interconnectivity within and beyond our network distinguishes ourselves from our competitors and provides an effective solution to address our customers’ needs that arise from inadequate public internet infrastructure and network interconnectivity in China. As a result, businesses are increasingly relying upon internet infrastructure services providers and in particular, carrier-neutral internet infrastructure services providers, to enhance and optimize key elements of their IT and network infrastructure. Furthermore, we provide content delivery network services, public cloud services and will provide private and hybrid cloud services in the near future, which strengthens our capability to provide quality services and meet customer demand in our ecosystem.

We serve a diversified and loyal base of customers, spanning many different industries and ranging from internet companies to government entities, from blue-chip enterprises to small- to mid-sized enterprises. As of December 31, 2013, we had 2,046 customers, including many leading Chinese and global companies operating in China. Our average monthly churn rate as measured by monthly recurring revenues was approximately 1.7% in 2013. Our monthly recurring revenue from our top 20 customers in 2013 has increased from RMB42.6 million in December 2012 to RMB45.5 million (US$7.5 million) in December 2013.

We generate revenues from providing hosting and related services and managed network services. Our net revenues increased from RMB1,020.9 million in 2011 to RMB1,524.2 million in 2012 and to RMB1,966.7 million (US$324.9 million) in 2013, representing a CAGR of 38.8% from 2011 to 2013. The total number of cabinets under our management increased from 7,816 as of December 31, 2011 to 11,917 as of December 31, 2012 and to 14,041 as of December 31, 2013. Our average monthly recurring revenues increased from RMB82.0 million in 2011 to RMB125.2 million in 2012 and to RMB146.6 million (US$24.2 million) in 2013. We recorded a net profit of RMB45.9 million in 2011, which reflected share-based compensation expenses of RMB42.0 million. Our net profit was RMB57.7 million in 2012, which reflected share-based compensation expenses of RMB67.6 million. We recorded a net loss of RMB47.0 million (US$7.8 million) in 2013, which reflected share-based compensation expenses of RMB67.8 million (US$11.2 million). Our results of operations also reflect the effects of our acquisitions during the respective periods.

Our Service Offerings

We primarily generate revenues from providing hosting and related services and managed network services. We provide hosting and related services to house servers and networking equipment in our data centers and connect them through our data transmission network, and offer other hosting related value-added services. Our managed network services allow our customers to transmit data across the internet in a faster and more reliable manner by leveraging our smart routing optimization technology through our hosting area network and data transmission network. We also provide, as part of our hosting and related services business, cloud services and content delivery network services.

Hosting and Related Services

Our hosting and related services including the following:

•	Managed Hosting Services that dedicate data center space to house our customers’ servers and networking equipment and provide tailored server administration services;

•	Interconnectivity Services that allow customers to connect their servers with internet backbones in China and other networks through our Border Gateway Protocol, or BGP, network, or our single-line, dual-line or multiple-line networks;

•	CDN Services, or content delivery network services;

•	Cloud Services that allow businesses to run their applications over the internet using our IT infrastructure rather than having the infrastructure on their own premises; and

•	Value-Added Services, including firewall services, server load balancing, data backup and recovery, data center management, server management, and backup server services.

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

Content Delivery Network Services

We also offer content delivery network services, or CDN services, primarily through Fastweb International Holdings, or Fastweb, a business we acquired in 2012. Our CDN product portfolio provides customers with a cost-effective solution to their data connection needs in China, improving the reliability, scalability, security and speed of their internet services.

Cloud Services

We started providing public cloud services in 2013 and will provide private and hybrid cloud services in the near future,

•

Public Cloud Services. Our public cloud services are currently provided through our cooperation with Microsoft. In particular, we provide: (i) infrastructure as a service, or IAAS, (ii) platform as a service, or PAAS, and (iii) software as a service, or SAAS, to our enterprise and individual customers on the public cloud. Windows Azure service provides our customers with a one-stop shop to purchase a portion of the pooled computing resources, control the applications uploaded to the virtual servers and/or access to the applications run by various operators on the cloud infrastructure, and pay on an on-demand basis. Through Office365 service, we provide our customers with complete office in the cloud, including business-class email, file sharing, HD video conferencing, all working together and connected to office so that customers can have access to everything they need to run their business from anywhere.

•	Private and Hybrid Cloud Services. In December 2013, we entered into a definitive agreement with IBM to introduce IBM’s premier private cloud infrastructure service and bring high-value managed private and hybrid cloud services to China. Private and hybrid cloud services are mostly provided to multi-national corporations or large enterprise customers to meet their specific needs for private and hybrid cloud services. Our private and hybrid cloud service through our partnership with IBM is specifically designed for the customers based on their requirements to ensure that they can exert the most effective control of data, security and quality of service. The customers can either use our infrastructure or we can build the infrastructure in their facilities, The customers can then upload their applications to the virtual servers for their private use and we will provide related managed services, such as database management services, firewall services, server load balancing services, data backup and recovery services, server management services, BGP internet access and VPN services. Currently, we partner with IBM to provide cloud infrastructure services and managed services. We also provide information technology service management services to enterprise customers of Unisys based on our cooperation contract with Unisys.

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

Managed Network Services

Our managed network services are primarily offered in the form of bandwidth, which is optimized through our proprietary smart routing platform and supplemented by our hosting area network and our data transmission network. As part of our business strategy to expand our managed network services, we acquired 51% equity interest in the Managed Network Entities in September 2010 and the remaining 49% equity interest in December 2011. We also acquired 100% equity interests in Gehua in October 2011.

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

Our Infrastructure

Our infrastructure, which consists of our data centers and data transmission network, is the foundation upon which we provide services to our customers. As of December 31, 2013, we operate 12 self-built data centers and 69 partnered data centers located in 43 cities throughout China, including all of China’s major internet hubs, with over 14,000 cabinets under management that house over 76,000 servers. In addition, we also offer container-based data center service. Our extensive network, consisting of private optical fibers and more than 500 POPs, is a “high-speed internet railway” that connects our data centers with each other and links them to China’s telecommunication backbones.

Our Data Centers

We operate two types of data centers: self-built and partnered. We defined “self-built” data centers as those with our owned cabinets and data center equipment housed in buildings leased from third parties. We define “partnered” data centers as the data center space and cabinets we leased from China Telecom or China Unicom through agreements. As of December 31, 2013, we operate 12 self-built data centers housing 9,131 cabinets and 69 partnered data centers housing 4,910 cabinets.

The table below sets forth the number of data centers and cabinets under our management and the number of servers housed in our data centers as of December 31, 2011, 2012 and 2013.

	As of December 31,
	2011	2012	2013
Data Centers	63	81	81
Cabinets
Self-built	4,055	7,404	9,131
Partnered	3,761	4,513	4,910

Total	7,816	11,917	14,041

Servers	55,131	67,067	76,898

Our data centers are located in 43 cities in China as of the date of this report. Our nationwide network of data centers not only enables us to serve customers in extended geographic areas, but also establishes a national data transmission network that sets up connections among carriers and service providers in various locations.

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

Container Data Centers. In addition to conventional data centers, we also offer container-based data center services. One of the advantages of a container-based design is that the data center can easily be moved to other locations or facilities as the containers only require hookups for electricity, chilled water and network connectivity. Our containers are pre-populated with servers and support equipment, eliminating the need to unpack and install servers when the data centers move to a different location. Our container-based data center also features energy-efficient designs and has the potential to house 48 cabinets, or 1,247 servers. We plan to build and deploy more container-based data centers in the next few years.

Our Network

Our network transmits data and directs internet traffic mostly through private optical fibers, forming an internet highway system that is linked to the networks of major carriers, non-carriers and ISPs and enhances communications among our data centers, our customers and end users located throughout China and around the world. Our data centers are connected by our private optical fibers that include redundant connections with an estimated capacity of 2,471 gigabits per second to nearly all locations. As of December 31, 2013, our network connects more than 500 POPs throughout China with private optical fibers.

The table below sets forth the number of our POPs and our network service capacity as of the periods ended December 31, 2011, 2012 and 2013.

	As of and for the year ended December 31,
	2011	2012	2013
Number of POPs	340	458	519
Estimated Network Service Capacity*	518	1,135	2,471

*	By gigabits

Our network also features numerous interfaces with five telecommunication carriers in China, which are China Telecom, China Unicom, China Mobile, China Education Network and China Railcom (Tietong). Our network is not only connected to the headquarters of each carrier, but also with their local networks throughout China.

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

Customers and Customer Support

Our Customers

We serve a diversified and loyal base of customers, spanning many different industries and ranging from internet companies to government entities, from blue-chip enterprises to small- to mid-sized enterprises. As of December 31, 2013, we had 2,046 customers, including many leading Chinese and global companies operating in China. Given the breadth of our customer base, the largest single customer accounted for less than 5% of our total net revenues in any of the past three years. Revenue from our top five customers accounted for less than 15% of our total net revenues in 2013.

Among our 2,046 customers as of December 31, 2013, 37 are local subsidiaries of a telecommunication carrier in China. Because we negotiate with, maintain and support each of these entities as a separate customer due to the fact that each of them has a separate decision-making authority and services procurement budget, we count each of them as a separate customer. None of these customers on a stand-alone basis contributed more than 4% of our revenues in any given year but in the aggregate, they contributed 28%, 22% and 16% of our total revenues, respectively, in 2011, 2012 and 2013.

We have a loyal customer base, as evidenced by our low churn rate. Our average monthly churn rate as measured by monthly recurring revenues was 0.8%, 0.9% and 1.7% in 2011, 2012 and 2013. Our monthly recurring revenue from our top 20 customers in 2013 has increased from RMB42.6 million in December 2012 to RMB45.5 million (US$7.5 million) in December 2013.

Our experience in serving market leaders in various sectors also provides us with industry knowledge, operational expertise and credibility that we can leverage in cross-selling additional services to our existing and potential customers.

The following table sets forth some of the industries we serve and the leading customers in each industry identified below in terms of the monthly recurring revenue derived from each customer in 2013.

Search Engine/Portal	Rich Media	eCommerce	Social Networking	Online Gaming	Enterprises	Mobile internet
Baidu	Youku	Meituan	Qunar	YY	KDDI	UCWeb
Tencent	Ku6	Lashou	Renren	4399	Dubon	Beijie
ChinaHR	Vodone	Jiuxian	Jiayuan	70yx	CITICS	SKY-MOBI
Yicha	CCTV	Newegg	58	Tiancity	T-System	Hurray!

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

Consistent with our strong innovation culture, we devote significant resources to the research and development of our container-based data centers, our smart routing technology and other innovations. We plan to continue strengthening our research and development in cloud computing infrastructure service technologies. Our research and development efforts have yielded 47 patents, 40 patent applications and 41 software copyright registrations, all in China and related to different aspects of data center services. We intend to continue to devote a significant amount of time and resources to carry out our research and development efforts.

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

Competition

We face competition from a wide range of data center service providers, including:

•	Carriers. We face competition from state-owned telecommunication carriers, including China Telecom and China Unicom. According to IDC, carriers occupied 54.5% of the data center services market in 2012. In addition, both carriers operate their own networks. Competition is primarily focused on pricing, quality of services and geographic coverage. We believe we are well-positioned to compete with major carriers. Unlike China Telecom and China Unicom, which construct data centers primarily to help sell bandwidth, we provide connectivity to multiple networks in each of our carrier-neutral data centers, providing superior choice and performance. Our private network provides enhanced connectivity among different networks. In comparison, data centers operated by China Telecom and China Unicom generally provide access only to their own network and are often constrained by their networks’ coverage. Due to inadequate interconnectivity among China’s carriers’ networks and among the same carrier’s networks in different provinces, interconnectivity bottlenecks remain a major problem, contributing to slow transmission speeds across services and applications.

•	Carrier-neutral service providers. We face competition from other carrier-neutral service providers, such as ChinaNetCenter. Competition is primarily focused on pricing and the quality and breadth of service offerings. We distinguish ourselves by our superior interconnectivity, extensive data transmission network, large number of high-quality data centers, and superior operations, maintenance and other customer services.

•	In-house data centers. Businesses may choose to house and maintain their own IT hardware, such as Baidu and Alibaba, and other large enterprises, particularly in the financial services sector. Due to their in-house capabilities, these customers may outsource fewer services to other third-party data center services providers including us, if at all. However, we believe our data centers, coupled with our superior network services, offer a unique combination of hosting services that would make us attractive to businesses with in-house data centers.

•	Cloud service providers. Cloud services are a new and emerging market and therefore, we face competition from various market players who have entered into or plan to enter into the new market. We believe our partnership with Microsoft and IBM will make us attractive to potential customers, especially enterprise and government entity customers that have a strong demand for cloud services.

In addition, some companies may prefer to locate their core data centers in Hong Kong or other areas outside of the PRC partly due to fear of the PRC governmental control over the internet. We do not currently compete with data center service providers located in Hong Kong and overseas, but we may compete with them if we expand our service offerings beyond China. We believe that there are currently no foreign competitors with a significant presence in the data center services market in China, partly due to the regulatory barriers in China’s telecommunications sector. As China represents a potentially lucrative market for foreign competitors, some foreign providers may seek to enter the Chinese market. We believe we have accumulated a deep understanding of the requirements of China’s data center market through our extensive operational experience and have developed a comprehensive suite of services and solutions tailored to the unique characteristics of the internet market in China. As we expand our service offerings, such as cloud services, we expect to face more competitions in those areas as well.

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

Currently, Langfang Xunchi holds a Value Added Technology License issued by Hebei Province Communications Administration on April 10, 2013 with a term effective until April 10, 2017. It is permitted to carry out its data center business in Langfang and Baoding. 21Vianet Beijing holds a Cross-Regional Value Added Technology license issued by the MIIT on January 17, 2012 with a term effective until January 17, 2017 under the first category of the “value-added telecommunications business.” As specified in this Cross-Regional VAT license, 21Vianet Beijing is permitted to carry out the data center services across nine cities in China. Gehua holds a Value Added Technology License issued by Guangdong Communications Administration on March 29, 2013 with a term effective until December 29, 2016. It is permitted to carry out its internet access service business and information service business (limited to internet information service business) under the second category of “value-added telecommunications business” in Guangdong Province. CYSD holds a Value Added Technology License issued by Beijing Communications Administration on March 20, 2012. It is permitted to carry out its internet access service business and information service business (excluding fixed-line telephone information service and internet information service) under the second category of “value-added telecommunications business” in Beijing. Beijing Tianwang holds a Value Added Technology License issued by the Beijing Communications Administration on January 22, 2014 with a term effective until December 12, 2014. It is permitted to carry out its internet access business under the second category of “value-added telecommunications business” in Beijing. Beijing Tianwang also holds a Cross-Regional Value Added Technology License issued by the MIIT on August 23, 2013 with a term effective until January 7, 2018. It is permitted to carry out its virtual private network services under the first category of “value-added telecommunications business” across 25 cities in China.

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

We conduct our businesses in China primarily through contractual arrangements among us, our wholly-owned PRC subsidiaries, our variable interest entities and their shareholders. In the opinion of King & Wood Mallesons, our PRC legal counsel, each of the contracts under the contractual arrangements is valid, legally binding and enforceable upon each party of such arrangements under PRC laws and regulations, and will not result in any violation of PRC laws or regulations currently in effect. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities may not in the future take a view that is contrary to the above opinion of our PRC legal counsel. If the PRC government finds that the arrangements that establish the structure for operating our business do not comply with PRC law and regulations restricting foreign investment in the telecommunications business, we could be subject to severe penalties.

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

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

According to Circular 75 and the relevant SAFE regulations, prior registration with the local SAFE branch is required for PRC residents to establish or to control a company located outside of the PRC, or an offshore company, for the purposes of financing such offshore company with assets or equity interests in an enterprise located in the PRC, or an onshore enterprise. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required for the injection of equity interests or assets of an onshore enterprise in the offshore company or overseas funds raised by such offshore company or another material change involving a change in the capital of the offshore company. According to Circular 75 and the relevant SAFE regulations, any PRC citizen, resident, or entity which is a direct or indirect shareholder of an offshore entity is required to update any previously filed registration with the local branch of SAFE to reflect any material change in such offshore entity. Moreover, any offshore entity which fails to comply with Circular 75 may remedy by making the registration with the local branch of SAFE after fulfillment of the administrative penalties imposed by the relevant SAFE branch.

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

Due to restrictions under PRC law on foreign ownership of entities engaged in data center and telecommunications value-added services, we conduct our operations in China through contractual arrangements among us, our wholly-owned PRC subsidiaries, our variable interest entities and their shareholders. As a result of these contractual arrangements, we control our variable interest entities and have consolidated the financial statements of our consolidated affiliated entities in our consolidated financial statements.

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

Contractual Arrangements with Our Variable Interest Entity

PRC laws and regulations currently restrict foreign ownership of telecommunications value-added business. Because we are a Cayman Islands company, we are classified as a foreign enterprise under PRC laws and regulations and our wholly-owned PRC subsidiary, 21Vianet China and Suzhou Zhuoaiyi, are considered as wholly foreign-invested enterprises. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements among us, our wholly-owned PRC subsidiaries, our variable interest entities and their shareholders. The shareholders of our variable interest entities are founders, directors, executive officers, employees or shareholders of our company. They are also PRC citizens and therefore, our variable interest entities are considered as domestic companies under the PRC laws. For the years ended December 31, 2011, 2012 and 2013, our consolidated affiliated entities contributed substantially all of our total net revenues.

We have relied and expect to continue to rely, on our consolidated affiliated entities to operate our telecommunications value-added business in China as long as PRC laws and regulations do not allow us to directly operate such business in China. Our contractual arrangements with our variable interest entities and their shareholders enable us to:

•	exercise effective control over our variable interest entities;

•	receive substantially all of the economic benefits of our variable interest entities in consideration for the services provided by our wholly-owned PRC subsidiaries; and

•	have an exclusive option to purchase all of the equity interest in our variable interest entities when permissible under PRC laws.

Accordingly, under U.S. GAAP, we consolidate 21Vianet Technology and Beijing iJoy as our “variable interest entities” in our consolidated financial statements.

Our contractual arrangements with our variable interest entities and their shareholders are described in further detail as follows:

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

Irrevocable Power of Attorney. Each shareholder of 21Vianet Technology has executed an irrevocable power of attorney. Pursuant to the irrevocable power of attorney, each shareholder appointed 21Vianet China or a person designated by 21Vianet China as his/her attorney-in-fact to attend shareholders’ meeting of 21Vianet Technology, exercise all the shareholder’s voting rights, including but not limited to, sale transfer, pledge or dispose of his/her equity interests in 21Vianet Technology. The power of attorney remains valid and irrevocable from the date of execution, so long as each shareholder remains the shareholder of 21Vianet Technology. The above irrevocable power of attorney was subsequently assigned to 21Vianet Group, Inc.

Optional Share Purchase Agreement. The optional share purchase agreement is entered into among 21Vianet China, 21Vianet Technology, 21Vianet Beijing and the shareholders of 21Vianet Technology on December 19, 2006. Pursuant to the agreement, the shareholders irrevocably grant 21Vianet China or its designated persons the sole option to acquire from the shareholders or 21Vianet Technology all or any part of the equity interests in 21Vianet Technology and 21Vianet Beijing when permissible under PRC laws. 21Vianet Technology and 21Vianet Beijing made certain covenants to maintain the value of the equity interests, including but not limited to, engage in the ordinary course of business and refrain from making loans and entering into agreements exceeding the value of RMB200,000 with the exception of transactions made in the ordinary course of business. The term of the agreement is 10 years, expiring on December 18, 2016, which is renewable at the sole discretion of 21Vianet China.

Agreements that Transfer Economic Benefits from our Variable Interest Entity to Us or Absorb Losses

Loan Agreement and Financial Support Letter. 21Vianet China and the shareholders of 21Vianet Technology entered into a loan agreement on January 28, 2011. Pursuant to the agreements, 21Vianet China has provided interest-free loan facilities of RMB7.0 million and RMB3.0 million, respectively, to the shareholders of 21Vianet Technology, Sheng Chen and Jun Zhang, which was used to provide capital to 21Vianet Technology to develop our data center and telecommunications value-added business and related businesses. There is no fixed term for the loan. To repay the loans, the shareholders of 21Vianet Technology are required to transfer their shares in 21Vianet Technology to 21Vianet China or any entity or person designated by 21Vianet China, as permitted under PRC laws. The shareholders of 21Vianet Technology also undertake not to transfer all or part of their equity interests in 21Vianet Technology to any third party, or to create any encumbrance, without the written permission from 21Vianet China. In addition, we will provide unlimited financial support to 21Vianet Technology for its operations and agreed to forego the right to seek repayment in the event 21Vianet Technology is unable to repay such funding.

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

In April 2013, we completed acquisition of 100% equity interests in iJoy. The key terms of the contractual arrangements among iJoy BVI, Suzhou Zhuoaiyi, Beijing iJoy and its shareholder are similar to those summarized above, pursuant to which iJoy BVI was considered as the primary beneficiary of Beijing iJoy.

In the opinion of King & Wood Mallesons, our PRC legal counsel, each of the contracts under the contractual arrangements among us, our wholly-owned PRC subsidiaries, our variable interest entities and their shareholders governed by PRC law is valid, legally binding and enforceable to each party of such agreements under PRC laws and regulations, and will not result in any violation of PRC laws or regulations currently in effect.

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities, in particular the MIIT, which regulates providers of telecommunications value-added services and other participants in the PRC telecommunications industry, and the Ministry of Commerce, will not in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our value-added services in China do not comply with PRC government restrictions on foreign investment in the telecommunications industry, we could be subject to severe penalties including being prohibited from continuing our operations. See “Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the arrangements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in the telecommunications business or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” In addition, these contractual arrangements may not be as effective in providing us with control over our variable interest entities as would direct ownership of our variable interest entities. See “Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with our variable interest entities and their shareholders for our China operations, which may not be as effective as direct ownership in providing operational control.”

D. Property, Plants and Equipment

Our headquarters are located at M5, 1 Jiuxianqiao East Road, Chaoyang District, Beijing, the People’s Republic of China. We lease facilities for our office space in Beijing, Shanghai, Guangzhou, Shenzhen, Xi’an and Hangzhou. Our office leases generally have terms ranging from one to ten years and may be renewed upon expiration of the lease terms. As of December 31, 2013, our offices occupied an aggregate of 9,895 square meters of leased space.

In Beijing, we also lease facilities for our self-built data centers located: (i) in the Chaoyang District, through three lease agreements with BOE Technology Group Co., Ltd., (ii) in the Beijing Economic and Technological Development Zone, through a lease agreement with Beijing Tengfei Boda Real Estate Development Co., Ltd., (iii) in the Daxing District, through a lease agreement with Beijing Xingguang Tuocheng Investment Co., Ltd.; and (iv) in the Chaoyang district, through a lease agreement with China Youth Printing Factory. These leases provide an aggregate of approximately 67,294 square meters of leased space and hosted a total of 3,944 cabinets as of December 31, 2013. The three leases with BOE Technology Group Co., Ltd. have a term of five years, eight years and three years, respectively, expiring on April 30, 2015, August 31, 2019 and March 31, 2015, respectively. The two leases with BOE Technology Group Co., Ltd. with a term of five years and eight years, respectively, may be renewed upon mutually agreed-upon terms before they expire. We enjoy pre-emptive right to renew the lease under the lease agreement with BOE Technology Group Co., Ltd. with a term of three years. The lease with Beijing Tengfei Boda Real Estate Development Co., Ltd. has a term of ten years expiring on August 31, 2021, subject to our pre-emptive right to renew the lease. The lease with Beijing Xingguang Tuocheng Investment Co., Ltd. has a term of twenty years expiring on February 28, 2033, subject to our pre-emptive right to renew the lease. The lease with China Youth Printing Factory has a term of six years expiring on March 30, 2018, subject to our pre-emptive right to renew the lease.

In Shenzhen, we also lease facilities for our self-built data centers located in the Nanshan District, through two lease agreements with Shenzhen Merchants Property Development Co., Ltd., which provide an aggregate of 2,526 square meters of leased space and hosted a total of 455 cabinets as of December 31, 2013. The leases both have a term of 47 months expiring on September 30, 2015.

In Shanghai, we also lease facilities for our self-built data centers located in the Baoshan District, through a lease agreement with Shanghai Cloud Century Co., Ltd., which provides an aggregate of 10,409 square meters of leases space and hosted a total of 877 cabinets as of December 31, 2013. The lease has a term of 18 years expiring on May 12, 2030.

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

A. Operating Results

Overview

We are the largest carrier-neutral internet data center services provider in China as measured by revenues in 2012, according to data released by IDC, an independent third-party research firm. We host our customers’ servers and networking equipment and provide interconnectivity to improve the performance, availability and security of their internet infrastructure. We also provide managed network services to enable customers to deliver data across the internet in a faster and more reliable manner through our extensive data transmission network and our proprietary smart routing technology. Furthermore, we provide CDN services to improve the security, speed and quality of data transmission in China. We started offering public cloud services in 2013 and will provide private cloud and hybrid services in the near future. We believe that the scale of our data center and networking assets as well as our carrier-neutrality position us well to capture opportunities and become a leader in the rapidly emerging market for cloud computing infrastructure services in China.

We have benefited from our premium data centers and extensive interconnected nationwide data transmission network, diversified and loyal customer base and our strong focus on customer satisfaction and technological innovation. Going forward, we expect that we will continue to benefit from the growth of China’s data center services market. However, we also face risks and uncertainties, including those relating to our ability to successfully implement our expansion plan, our integration of newly acquired businesses, our competition with, and dependency on, China Telecom and China Unicom, our ability to attract new customers and retain existing customers and our ability to control costs as a result of being a public company. In particular, we plan to increase the aggregate number of cabinets under our management from 14,041 cabinets as of December 31, 2013 to 25,000 cabinets by the end of 2014 through adding new self-built data centers and partnered data centers. We also plan to expand our CDN services as part of our hosting business. If we are not able to successfully implement our expansion plan or our planned expansion does not achieve the desired results, our business and results of operations could be materially and adversely affected.

As part of our business expansion strategy to expand our managed network services, we acquired (i) 51% equity interests in the Managed Network Entities in September 2010 and the remaining 49% equity interest in December 2011; (ii) 100% equity interests in Gehua in October 2011; (iii) 100% equity interests in Fastweb in September 2012; (iv) 100% equity interests in Beijing Tianwang and Beijing Yilong Xinda in February 2013; and (v) 100% equity interests in iJoy in April 2013. Therefore, the results of operations of the Managed Network Entities, Gehua, Fastweb, Beijing Tianwang, Beijing Yilong Xinda and iJoy were consolidated into our results of operations.

Our net revenues increased from RMB1,020.9 million in 2011 to RMB1,524.2 million in 2012 and to RMB1,966.7 million (US$324.9 million) in 2013, representing a CAGR of 38.8% from 2011 to 2013. The total number of cabinets under our management increased from 7,816 as of December 31, 2011, to 11,917 as of December 31, 2012 and to 14,041 as of December 31, 2013. Our average monthly recurring net revenues increased from RMB82.0 million in 2011 to RMB125.2 million in 2012 and to RMB146.6 million (US$24.2 million) in 2013. We recorded a net profit from continuing operations of RMB45.9 million in 2011, which reflected share-based compensation expenses of RMB42.0 million. We recorded a net profit from continuing operation of RMB57.7 million in 2012, which reflected share-based compensation expenses of RMB67.6 million. We recorded a net loss of RMB47.0 million (US$7.8 million) in 2013, which reflected share-based compensation expenses of RMB67.8 million (US$11.2 million).

Factors Affecting Our Results of Operations

Our business and results of operations are generally affected by the development of China’s data center services market. We have benefited from the rapid growth of China’s data center services market during the recent years. According to IDC, the total China internet data center services market was US$1.7 billion in 2012, a 35.7% year over year growth rate, and is expected to reach US$5.9 billion in 2017, representing a five-year CAGR of 28.4%. However, any adverse changes in the data center services market in China may harm our business and results of operations.

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

Number of Cabinets under Management and Cabinet Utilization Rate

Our revenues are directly affected by the number of cabinets under management and the utilization rates of these cabinet spaces. We had 7,816, 11,917 and 14,041 cabinets under management as of December 31, 2011, 2012 and 2013, respectively. Our average monthly cabinet utilization rates were 80.6%, 66.3% and 70.3% in 2011, 2012 and 2013, respectively. Our future results of operations and growth prospects will largely depend on our ability to increase the number of cabinets under management while maintaining optimal cabinet utilization rate. With the rapid growth of China’s internet industry, demand for cabinet spaces has increased significantly and we do not always have sufficient self-built capacity to meet such demand. It usually takes twelve to eighteen months to build a data center together with cabinets and equipment installed. To meet our customers’ immediate demand, we may partner with China Telecom or China Unicom and lease cabinets from them. Due to the time needed to build data centers and the long-term nature of these investments, if we over-estimate the market demand for cabinets, it will lower our cabinet utilization rate and negatively affect our results of operations.

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

We use “monthly recurring revenues” to measure those revenues recognized on a fixed and recurring basis each month. Recurring revenues have comprised more than 95% of our total revenues for each of the months during the past three years. Our average monthly recurring revenues increased from RMB82.0 million in 2011 to RMB125.2 million in 2012 and to RMB146.6 million (US$24.2 million) in 2013.

We use “churn rate” to measure the reduction of monthly revenues as a percentage of total monthly recurring revenues of the previous month that are attributable to the non-renewal or termination of customer contracts. Our average monthly average churn rates as measured by monthly recurring revenues were 0.8%, 0.9% and 1.71% in 2011, 2012 and 2013, respectively.

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

Expansion of Managed Network Services

We started offering managed network services in 2008 and revenues derived from managed network services constituted 39.8%, 43.1% and 36.0% of our total net revenues in 2011, 2012 and 2013, respectively. Our revenues from managed network services have increased from RMB406.3 million 2011 to RMB657.3 million in 2012 and to RMB707.5 million (US$116.9 million) in 2013. As part of our business expansion strategy to expand our managed network services, we acquired 51% equity interest in the Managed Network Entities in September 2010 and the remaining 49% equity interest in December 2011. We also acquired 100% equity interest in Gehua in October 2011. We believe our managed network services will benefit from the growing market demands for faster data transmission and better interconnection, and we will see significant revenue growth attributable to our managed network service in the coming years.

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

The mix of the self-built data centers and partnered data centers also affects our cost structure. Gross margin for cabinets located in our partnered data centers is generally lower than cabinets located in our self-built data centers. This is because telecommunication carriers who lease cabinet spaces to us for our partnered data centers would demand a profit on top of their costs in connection with the leasing of cabinet spaces to us. We plan to continue to lease data centers from such carriers or purchase data center facilities to meet the immediate market demand while building data centers in Beijing, Shanghai, Shenzhen, Hangzhou, Xi’an and the greater Guangzhou metropolitan area. If we cannot effectively manage the market demand and increase the number of cabinets located in self-built data centers relatively to partnered data centers, we may not be able to improve our gross margins.

Key Components of Results of Operations

Net Revenues

The following table sets forth our revenues derived from our hosting and related services and managed network services, both in an absolute amount and as a percentage of total net revenues from our continuing operations, for the periods presented.

	For the Year Ended December 31,
	2011		2012		2013
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Net revenues:
Hosting and related services	614,612	60.2	866,882	56.9	1,259,260	208,015	64.0
Managed network services	406,317	39.8	657,276	43.1	707,457	116,864	36.0

Total net revenues	1,020,929	100.0	1,524,158	100.0	1,966,717	324,879	100.0

Hosting and Related Services

Historically, hosting and related services have been our primary sources of revenues. Hosting and related services include managed hosting services, interconnectivity services, CDN services, cloud services and value-added services. Revenues from our hosting and related services were RMB614.6 million, RMB866.9 million and RMB1,259.3 million (US$208.0 million) in 2011, 2012 and 2013, respectively, representing 60.2%, 56.9% and 64.0% of our total net revenues in the respective periods.

We generally enter into contracts with our customers with terms ranging from one to three years and most of our customer contracts have an automatic renewal provision. Customers generally pay our service fees on a monthly basis according to the amount of hosting spaces, the bandwidth and other value-added services they used or leased in the previous month.

Managed Network Services

Revenues from our managed network services increased in absolute amounts from RMB406.3 million in 2011 to RMB657.3 million in 2012 and to RMB707.5 million (US$116.9 million) in 2013, as a percentage of total net revenues, revenues from our managed network services increased from 39.8% in 2011 to 43.1% in 2012, but decreased to 36.0% in 2013.

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

Cost of Revenues

Our cost of revenues primarily consists of telecommunications cost, and other costs. The following table sets forth, for the periods indicated, our cost of revenues, in absolute amounts and as a percentage of our total net revenues:

	For the Year Ended December 31,
	2011		2012		2013
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Cost of revenues:
Telecommunications costs	600,321	58.8	887,173	58.2	1,107,867	183,006	56.3
Others	144,050	14.1	211,304	13.9	341,978	56,491	17.4

Total cost of revenues	744,371	72.9	1,098,477	72.1	1,449,845	239,497	73.7

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

	For the Year Ended December 31,
	2011		2012		2013
	RMB	% of Net Revenues	RMB	% of Net Revenues	RMB	US$	% of Net Revenues
	(in thousands, except percentages)
Operating expenses:

Sales and marketing expenses (1)	80,885	7.9	109,871	7.2	154,479	25,518	7.9
General and administrative expenses (1)	82,926	8.1	153,512	10.1	186,907	30,875	9.5
Research and development expenses (1)	34,657	3.4	63,929	4.2	77,831	12,857	4.0
Changes in the fair value of contingent purchase consideration payable	63,185	6.2	17,430	1.1	55,882	9,231	2.8

Total Operating Expenses (1)	261,653	25.6	344,742	22.6	475,099	78,481	24.2

(1)	Includes share-based compensation expense as follows:

	2011	2012	2013
	RMB	RMB	RMB	US$
	(in thousands)
Allocation of share-based compensation expenses:
Sales and marketing expenses	5,763	10,508	13,405	2,214
General and administrative expenses	31,420	47,749	40,711	6,725
Research and development expenses	2,619	4,858	5,599	925

Total share-based compensation expenses	39,802	63,115	59,715	9,864

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

Share-Based Compensation Expenses

We recorded share-based compensation expenses in connection with share options and RSUs granted under our 2010 share incentive plan. As of the date of this annual report, we have granted options to purchase 10,926,319 ordinary shares and 1,086,093 RSUs to our employees, directors and consultants issued and outstanding. We recorded share-based compensation expenses in the amount of RMB59.7 million in 2013 in connection with our share-based incentive grants, as compared to RMB63.1 million in 2012.

Amortization Expenses for Intangible Assets

Although amortization expenses for intangible assets have not been a significant factor affecting our results of operations, such amortization expenses have increased recently. In 2011, 2012 and 2013, our amortization expenses were RMB30.1 million, RMB35.4 million and RMB58.9 million (US$9.7 million), respectively. Primarily due to our acquisition of Gehua, Fastweb, Beijing Tianwang, Beijing Yilong Xinda and iJoy, our intangible assets increased from RMB159.4 million as of December 31, 2011 to RMB303.9 million as of December 31, 2012 and to RMB336.9 million (US$55.7 million) as of December 31, 2013. increased from RMB159.4 million as of December 31, 2011 to RMB303.9 million as of December 31, 2012 and to RMB336.9 million (US$55.7 million) as of December 31, 2013.

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

The British Virgin Islands

Our British Virgin Islands subsidiaries are not subject to income or capital gain tax under the current laws of the British Virgin Islands.

Hong Kong

Our Hong Kong subsidiaries are subject to Hong Kong profits tax at a rate of 16.5% for the three years ended December 31, 2011, 2012 and 2013. We have not made a provision for Hong Kong profits tax in the consolidated financial statements because our Hong Kong subsidiaries had no assessable profits in the years ended December 31, 2011, 2012 and 2013.

PRC

Our PRC subsidiaries are subject to PRC EIT on their taxable income in accordance with the relevant PRC income tax laws.

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

In April 2009, 21Vianet Beijing received an approval of a six-year tax holiday effective from January 1, 2006, which allows it to utilize a three-year 100% tax exemption followed by a three-year 50% reduced EIT rate. In December 2008, 21Vianet Beijing also received an approval as an HNTE and became eligible for a 15% preferential tax rate effective from 2008 to 2010. In September 2011, 21Vianet Beijing renewed its HNTE status and became eligible for a 15% preferential tax rate effective from 2011 to 2013. In accordance with the New EIT Law, an enterprise awarded with HNTE status may enjoy a reduced EIT rate of 15%. However, in the event that any of the various provisions of the transitional preferential EIT policies, the New EIT Law and its implementing regulations overlap, an enterprise may choose the most favorable policy at its sole and absolute discretion. 21Vianet Beijing applied the tax holiday for the years ended December 31, 2010 and 2011 and enjoyed a preferential tax rate of 12.5%. For the years ended December 31, 2012 and 2013, 21Vianet Beijing applied the 15% preferential tax rate.

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

In June 2009, Fastweb BJ received an approval as an HNTE and became eligible for a 15% preferential tax rate effective from 2009 to 2011. After Fastweb BJ’s HNTE certificate expired on December 31, 2011, a renewed certificate was issued to Fastweb BJ in May 2012, which will expire on December 31, 2014.

In 2013, Beijing iJoy was qualified as a software enterprise which allows it to utilize a two-year 100% tax exemption followed by a three-year 50% reduced EIT rate from 2013 to 2017. For the year ended December 31, 2013, Beijing iJoy enjoyed 100% tax exemption for its taxable income in 2013.

Our other PRC subsidiaries were subject to an EIT rate of 25% for the years ended December 31, 2011, 2012 and 2013.

Under the New EIT Law, dividends paid by PRC enterprises out of profits earned after 2007 to non-PRC tax resident enterprises are subject to PRC withholding tax of 10%. A lower withholding tax rate may be applied based on applicable tax treaty with certain countries or districts.

The New EIT Law also provides that enterprises established under the laws of foreign countries or regions and whose “de facto management bodies” is located within the PRC are considered PRC tax resident enterprises and subject to PRC income tax at the rate of 25% on worldwide income. The definition of “de facto management bodies” refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. Circular 82 specifies that certain offshore enterprises controlled by a PRC company or a PRC company group will be classified as PRC resident enterprises if the following are located or resided in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision-making bodies; key properties, accounting books, the company seal, and minutes of board meetings and shareholders meetings; and half or more of the senior management or directors having voting rights. As of December 31, 2013, no more detailed interpretation or guidance has been issued to define “de facto management bodies.” Furthermore, as of December 31, 2013, the administrative practice associated with interpreting and applying the concept of “de facto management bodies” is unclear. We believe we are not a PRC resident enterprise. However, if we are deemed to be a PRC resident enterprise, we would be subject to PRC tax under the New EIT Law. We have analyzed the applicability of this law, effective as of December 31, 2013, the authorities’ unclear positions in interpreting and applying this law, as well as the possible consequences if we are deemed to be a PRC resident enterprise. We will continue to monitor changes in the interpretation or guidance of this law, as well as changes of our management bodies.

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

Revenue Recognition

We host our customers’ servers and networking equipment and provide interconnectivity to improve the performance, availability and security of their internet infrastructure. We also provide managed network services to enable customers to deliver data across the internet in a faster and more reliable manner through our extensive data transmission network and smart routing technology.

Consistent with the criteria of ASC Topic 605 (“ASC 605”), Revenue Recognition, we recognize revenue from sales of these services when there is a signed sales agreement with fixed or determinable fees, services have been provided to the customer and collection of the resulting customer’s receivable is reasonably assured.

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

We made sales of software for the Cloud Content Delivery Network (“CDN”) system developed using our CDN platform technology know-hows. Revenue is recognized when all of the four basic criteria under ASC605-10 are met. In cases where we sold software together with post contract services (“PCS”), the arrangement is accounted for as a multiple element arrangement and the arrangement revenue is allocated based on the vendor-specific objective evidence (“VSOE”) of fair value of the products and services. All revenue from the arrangement is deferred and recognized over the PCS term when the VSOE of fair value does not exist.

Business tax on revenues earned from provision of services to customers is recorded as a deduction from gross revenue to derive net revenue in the same period in which the related revenue is recognized. Most of our PRC subsidiaries, their consolidated variable interest entities and the direct and indirect subsidiaries of the variable interest entities are subject to a business tax rate of 3% or 5%. The business tax expenses for the years ended December 31, 2011, 2012 and 2013 amounted to RMB42.2 million, RMB56.1 million and RMB59.6 million, respectively. Effective in September 2012, a value-added tax, or VAT, of 6%, replaced the original business tax in Beijing as a result of the PRC government’s pilot VAT reform program, which applies to all services provided by 21Vianet China and certain services provided by 21 Vianet Technology and 21 Vianet Beijing.

Fair Value of Financial Instruments

Our financial instruments include cash and cash equivalents, restricted cash, short-term investments, accounts receivable and payable, other receivables and payables, bonds payable, short-term and long-term bank and other borrowings, share-settled bonuses, mandatorily redeemable noncontrolling interests and balances with related parties. Other than the bonds payable, long-term bank and other borrowings, share-settled bonuses, mandatorily redeemable noncontrolling interests and the contingent consideration payable included in the balances with related parties, the carrying values of these financial instruments approximate their fair values due to their short-term maturities.

The carrying amounts of long-term bank and other borrowings approximate their fair values since they bear interest rates which approximate market interest rates. The contingent considerations in both cash and shares and share-settled bonuses are initially measured at fair value on the acquisition dates of the acquired businesses and the date of grant, respectively, and subsequently remeasured at the end of each reporting period with an adjustment for fair value recorded to the current period expense. The mandatorily redeemable noncontrolling interests is initially recognized at its issuance value. We recognize changes in the redemption value based on the higher of its redemption value at the end of each reporting period and the original issuance value. We, with the assistance of an independent third party valuation firm, determined the estimated fair value of the contingent consideration in both cash and shares and mandatorily redeemable controlling interests that are recognized in the consolidated financial statements. Based on the quoted market price as of December 31, 2013, the fair value of the bonds payable was RMB1,027 million (US$169.7 million).

Consolidation of Variable Interest Entities

PRC laws and regulations currently restrict foreign ownership of PRC companies that engage in value-added telecommunications services, including content and application delivery services. To comply with the foreign ownership restriction, we conduct our businesses in the PRC through our variable interest entities using contractual arrangements entered into by us, 21Vianet China, 21Vianet Technology and its respective shareholders. See “—C. Organizational Structure”. 21Vianet Beijing, subsidiary of 21Vianet Technology, holds a Cross-Regional VAT licenses to carry out the data center services across nine cities in China. We exercise effective control over 21Vianet Technology through a series of contractual arrangements, including: (i) an irrevocable power of attorney, under which each shareholder of 21Vianet Technology appointed 21Vianet China or a person designated by 21Vianet China as his/her attorney-in-fact to attend shareholders’ meeting of 21Vianet Technology and exercise all the shareholder’s voting rights, such power of attorney has been subsequently assigned to 21Vianet Group; (ii) a loan agreement and a financial support letter pursuant to which we agree to give unlimited financial support to 21Vianet Technology; and (iii) an exclusive technical consulting and services agreement, where we receive substantially all of the economic benefits of 21Vianet Technology in consideration for the services provided by 21Vianet China and we are considered the primary beneficiary of 21Vianet Technology. Accordingly, 21Vianet Technology is our variable interest entity under U.S. GAAP and we consolidate its result in our consolidated financial statements. Similar contractual arrangements had been entered into amongst iJoy BVI, Suzhou Zhuoaiyi, BJ iJoy and its shareholder and similar conclusion has been reached respect to the variable interest entity structure with iJoy BVI as the primary beneficiary of BJ iJoy. We have confirmed with King & Wood Mallesons, our PRC legal counsel, on the compliance and validity of each of the contractual agreements under PRC laws and regulations. However, any change in PRC laws and regulations may affect our ability to effectively control the variable interest entities and preclude us from consolidating the variable interest entities in the future.

Business Combinations

In 2009, we adopted ASC 805, Business Combinations, which revised the accounting guidance in FASB Statement No. 141, Business Combinations that we were required to apply to our acquisition of Shanghai Guotong Network Co., Ltd., or Shanghai Guotong, in June 2007. We acquired the Managed Network Entities, Gehua, 21V Xi’an, Fastweb, Beijing Tianwang, Beijing Yilong Xinda and iJoy in September 2010, October 2011, July 2012, September 2012, February 2013, February 2013 and April 2013, respectively, and have accounted for these acquisitions pursuant to ASC 805. ASC 805 requires us to recognize separately from goodwill the assets acquired and the liabilities assumed at their acquisition date fair values. Goodwill as of the acquisition date is measured as the excess of consideration transferred and the net of the acquisition date fair values of the assets acquired and the liabilities assumed. In cases where we acquire less than 100% ownership interest, we will derive the fair value of the acquired business as a whole, which will typically include a control premium and subtract the consideration transferred by us for the controlling interest to identify the fair value of the noncontrolling interest. In addition, the share purchase agreements entered into may contain contingent consideration provisions obligating us to pay additional purchase consideration, upon the acquired business’s achievement of certain agreed upon operating performance based milestones. Under ASC 805, these contingent consideration arrangements are required to be recognized and measured at fair value at the acquisition date as either a liability or as an equity instrument, with liability instruments being required to be remeasured at each reporting period through the results of our operations until such time as to when the contingency is resolved.

For example, in connection with our acquisition of the Managed Network Entities, Gehua, Fastweb, Beijing Tianwang, Beijing Yilong Xinda and iJoy, we determine the estimated fair value of acquired identifiable intangible and tangible assets as well as assumed liabilities with the assistance of an independent third party valuation firm. We derive estimates of the fair value of assets acquired and liabilities assumed using reasonable assumptions based on historical experiences and on the information obtained from management of the acquired companies. Critical estimates in valuing certain of the acquired intangible assets required us to but were not limited to the following: deriving estimates of future expected cash flows from the acquired business, the determination of an appropriate discount rate, deriving assumptions regarding the period of time that the acquired vendor contracts and customer relationship arrangements would continue and the initial measurement and recognition of any contingent consideration arrangements and the evaluation of whether contingent consideration arrangement is in substance compensation for future services. Unanticipated events may occur which may affect the accuracy or validity of such assumptions or estimates.

In case where we acquired the remaining interest in a subsidiary once we have obtained control, such transaction is accounted for as an equity transaction where the difference between the fair value of the purchase consideration and the carrying amount of the non-controlling interests recorded in additional paid-in capital.

Short-term investments

All highly liquid investments with stated maturities of greater than 90 days but less than 365 days are mainly fixed rate time deposits, floating-rate time deposits and floating rate principal guaranteed investments that are classified as held-to-maturity short-term investments, which are stated at their amortized costs, which approximate their estimated fair value for their short-term maturity. We account for short-term investments in accordance with ASC Topic 320 (“ASC 320”), Investments—Debt and Equity Securities. We classify the short-term investments in debt and equity securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320. Dividend and interest income for all categories of investments in securities are included in earnings. Any realized gains or losses, if any, on the sale of the short-term investments are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized.

The securities that we have positive intent and ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost. For individual securities classified as held-to-maturity securities, we evaluate whether a decline in fair value below the amortized cost basis is other-than-temporary in accordance with our policy and ASC 320. When we intend to sell an impaired debt security or it is more-likely-than-not that it will be required to sell prior to recovery of its amortized cost basis, an other-than-temporary impairment is deemed to have occurred. In these instances, the other-than-temporary impairment loss is recognized in earnings equal to the entire excess of the debt security’s amortized cost basis over its fair value at the balance sheet date of the reporting period for which the assessment is made. When we do not intend to sell an impaired debt security and it is more-likely-than-not that it will not be required to sell prior to recovery of its amortized cost basis, we must determine whether or not it will recover its amortized cost basis. If we conclude that it will not, an other-than-temporary impairment exists and that portion of the credit loss is recognized in earnings, while the portion of loss related to all other factors is recognized in other comprehensive income.

The securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Unrealized holding gains and losses for trading securities are included in earnings.

Investments not classified as trading or as held-to-maturity are classified as available-for-sale securities. Available-for-sale investment is reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income (loss). Realized gains or losses are included in earnings during the period in which the gain or loss is realized. An impairment loss on the available-for-sale securities would be recognized in earnings when the decline in value is determined to be other-than-temporary. No impairment loss had been recorded during each of the three years ended December 31, 2013.

Goodwill

We assess goodwill for impairment in accordance with ASC 350-20, Intangibles—Goodwill and Other: Goodwill, which requires that goodwill be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20.

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. Our goodwill at December 31, 2012 and 2013 were related to its acquisitions of SH Guotong, the Managed Network Entities, Gehua, Fastweb, Beijing Tianwang, Beijing Yilong Xinda and iJoy. In accordance with ASC 350, Goodwill and Other Intangible Assets, recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present. We have adopted Accounting Standards Update No. 2011-08 (“ASU 2011-08”), Intangibles—Goodwill and Others, pursuant to which the Company can elect to perform a qualitative assessment to determine whether the two-step impairment testing on goodwill is necessary.

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

In accordance with ASC 350, we assigned and assessed goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. We have determined it has one reporting unit, which is also its only operating segment. Goodwill that has arisen as a result of the acquisitions of SH Guotong, the Managed Network Entities, Gehua, Fastweb, Beijing Tianwang, Beijing Yilong Xinda and iJoy was assigned to this reporting unit.

In 2013, we have elected to assess goodwill for impairment using the two-step process. As of October 1, 2013, we completed our annual impairment test for goodwill that has arisen out of the acquisitions of SH Guotong, the Managed Network Entities, Gehua, Fastweb, Beijing Tianwang, Beijing Yilong Xinda and iJoy. We determined the fair value of the reporting unit using the income approach based on the discounted expected cash flows associated with the reporting unit. The discounted cash flows for the reporting unit were based on six year projections. Cash flow projections were based on past experience, actual operating results and management best estimates about future developments as well as certain market assumptions. Cash flows after six years were estimated using a terminal value calculation, which considered terminal value growth at 3%, considering the long term revenue growth for entities in a similar industry in the PRC. The discount rate of approximately 13% was derived and used in the valuations which reflect the market assessment of the risks specific to us and our industry and is based on its weighted average cost of capital. The resulting fair value of the reporting unit was higher than its carrying value, and as such, we were not required to complete the second step; therefore, no impairment losses were recognized in 2013. Similarly, pursuant to the same goodwill impairment tests in 2011 and 2012, no impairment losses were recognized.

Impairment of long-lived assets

We evaluate our long-lived assets or asset group, including intangible assets with finite lives, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset or a group of long-lived assets may not be recoverable. When these events occur, we evaluate for impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available for the long-lived assets. No impairment charge was recognized for each of the three years ended December 31, 2013.

Leases

Leases are classified at the inception date as either a capital lease or an operating lease. We did not enter into any leases whereby it is the lessor for any of the periods presented. As the lessee, a lease is a capital lease if any of the following conditions exists: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life, or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. We entered into capital leases for certain fiber optic cables, network equipment and property in the years ended December 31, 2011, 2012 and 2013.

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

Share-based Compensation

We account for share-based awards issued to employees in accordance with ASC 718, “Compensation—Stock Compensation”. In accordance with the fair value recognition provision of ASC 718, share-based compensation cost is measured at the grant date for equity-classified share-based awards based on the fair value of the award and is recognized as an expense, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. We recognize compensation expenses using the straight-line method and the accelerated method for the share options granted with service conditions that have a graded vesting schedule and the awards granted with performance conditions, respectively.

We commence recognition of the related compensation expense if it is probable for us to estimate the fulfillment of the performance condition. To the extent that we determine that it is probable that a different number of share-based awards will vest depending on the outcome of the performance condition, the cumulative effect of the change in estimate is recognized in the period of change.

For the performance bonuses that the employees can elect to settle in cash and/or restricted shares of the Company, we estimate the portion of the arrangement to be settled in equity based on our past settlement practices and classify such portion as a liability in accordance with ASC718. We remeasure the fair value of such liability at each reporting period end through earnings until the actual settlement date. We recognize compensation expenses using the acceleration method.

In July 2010, we adopted our 2010 share incentive plan which was subsequently amended on January 14, 2011 and July 6, 2012. Under the amended 2010 share incentive plan, we may grant options and RSUs to purchase up to an aggregate of 39,272,595 of our ordinary shares to our employees, directors and consultants. As of the date of this annual report, we have options to purchase 10,926,319 ordinary shares and 1,086,093 RSUs granted to our employees, directors and consultants issued and outstanding.

On December 31, 2010, we issued 24,826,090 fully vested ordinary shares to Sunrise, a company solely owned by Mr. Sheng Chen, our chairman and chief executive officer, for cash consideration equal to their per share par value of US$0.00001 in recognition of his past services to our company. These ordinary shares are fully vested, nonassessable and not subject to any redemption, repurchase or similar rights. As such, we recorded compensation expenses of RMB206.1 million based on the fair value of our ordinary share of US$1.234 per share at the grant date when the shares were issued to Sunrise. Subsequently, in July 2012, we repurchased 2,686,965 shares from Sunrise at par value, for the purpose of increasing the maximum aggregate number of shares available for grant under the 2010 share incentive plan by the same amount.

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

Share-based compensation cost for RSUs is measured based on the closing fair market value of the Company’s ADS on the date of grant and the reporting date for equity and liability classified RSUs, respectively.

Recently Issued Accounting Pronouncements

In March 2013, the FASB issued ASU No. 2013-05 (“ASU 2013-05”), Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity, which specifies that a cumulative translation adjustment (“CTA”) should be released into earnings when an entity ceases to have a controlling financial interest in a subsidiary or group of assets within a consolidated foreign entity and the sale or transfer results in the complete or substantially complete liquidation of the foreign entity. For sales of an equity method investment that is a foreign entity, a pro rata portion of CTA attributable to the investment would be recognized in earnings when the investment is sold. When an entity sells either a part or all of its investment in a consolidated foreign entity, CTA would be recognized in earnings only if the sale results in the parent no longer having a controlling financial interest in the foreign entity. In addition, CTA should be recognized in earnings in a business combination achieved in stages. For public entities, ASU 2013-05 is effective for reporting periods beginning after December 15, 2013, with early adoption permitted. The Company will adopt ASU 2013-05 on January 1, 2014 and does not expect the adoption to have a material impact on its consolidated financial statements.

In September 2013, the FASB issued ASU No. 2013-11 (“ASU 2013-11”), Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists, which specifies on elimination of diversity presentation of unrecognized tax benefits in practice. An unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. For public entities, ASU 2013-11 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The Company will adopt ASU 2013-11 on January 1, 2014 and does not expect the adoption to have a material impact on its consolidated financial statements.

Inflation

In the last 3 years, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent increase changes in the consumer price index in China for December 2011, 2012 and 2013 were 4.1%, 2.5% and 2.5%, respectively. Although we have not been materially affected by inflation in the past, we cannot assure you that we will not be affected in the future by higher rates of inflation in China.

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

	For the Year Ended December 31,
	2011		2012		2013
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Consolidated Statements of Operations Data:
Net revenues	1,020,929	100.0	1,524,158	100.0	1,966,717	324,879	100.0
Hosting and related services	614,612	60.2	866,882	56.9	1,259,260	208,015	64.0
Managed network services	406,317	39.8	657,276	43.1	707,457	116,864	36.0
Cost of revenues (1)	(744,371)	(72.9)	(1,098,477)	(72.1)	(1,449,845)	(239,497)	(73.7)

Gross profit	276,558	27.1	425,681	27.9	516,872	85,382	26.3
Operating expenses:
Sales and marketing expenses (1)	(80,885)	(7.9)	(109,871)	(7.2)	(154,479)	(25,518)	(7.9)
General and administrative expenses (1)	(82,926)	(8.1)	(153,512)	(10.1)	(186,907)	(30,875)	(9.5)
Research and development expenses (1)	(34,657)	(3.4)	(63,929)	(4.2)	(77,831)	(12,857)	(4.0)
Changes in the fair value of contingent purchase consideration payable	(63,185)	(6.2)	(17,430)	(1.1)	(55,882)	(9,231)	(2.8)

Operating profit	14,905	1.5	80,939	5.3	41,773	6,901	2.1
Interest income	14,939	1.5	16,301	1.1	48,503	8,012	2.5
Interest expense	(4,398)	(0.4)	(11,376)	(0.7)	(136,775)	(22,594)	(7.0)
Other income	1,943	0.2	11,616	0.8	6,232	1,029	0.3
Other expense	(520)	(0.1)	(2,167)	(0.1)	(2,112)	(347)	(0.1)
Loss from equity method investment	—	—	(1,101)	(0.0)	(1,372)	(227)	(0.1)
Foreign exchange gain (loss)	32,747	3.2	(397)	(0.0)	7,072	1,168	0.4

Profit/(loss) before income taxes	59,616	5.8	93,815	6.2	(36,679)	(6,058)	(1.9)
Income tax expense	(13,677)	(1.3)	(36,159)	(2.4)	(10,324)	(1,705)	(0.5)

Consolidated net income (loss)	45,939	4.5	57,656	3.8	(47,003)	(7,763)	(2.4)
Net income attributable to non-controlling interest	(27,495)	(2.7)	(1,332)	(0.1)	(1,223)	(202)	(0.1)

Net income (loss) attributable to the Company’s ordinary shareholders	18,444	1.8	56,324	3.7	(48,226)	(7,965)	(2.5)

	For the Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
	(in thousands)
Non-GAAP Financial Data: (2)
Adjusted gross profit	307,103	457,381	568,670	93,938
Adjusted net profit	169,993	167,287	120,466	19,901
Adjusted EBITDA	209,026	294,165	365,613	60,396

(1)	Includes share-based compensation expense as follows:

	2011	2012	2013
	RMB	RMB	RMB	US$
	(in thousands)
Allocation of share-based compensation expenses:
Cost of revenues	2,157	4,517	8,054	1,331
Sales and marketing expenses	5,763	10,508	13,405	2,214
General and administrative expenses	31,420	47,749	40,711	6,725
Research and development expenses	2,619	4,858	5,599	925

Total share-based compensation expenses	41,959	67,632	67,769	11,195

(2)	For discussions and reconciliations of these non-GAAP measures to net loss, see “Item 3. Key Information—A. Selected Financial Data—Discussion of Non-GAAP Financial Measures”

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Net Revenues

Our net revenues increased by 29.0% from RMB1,524.2 million in 2012 to RMB1,966.7 million (US$324.9 million) in 2013. This increase was due to the growth of both our hosting and related service business and our managed network services business. The average monthly recurring revenues increased by 17.1% to RMB146.6 million (US$24.2 million) in 2013 from RMB125.2 million in 2012.

Revenues from our hosting and related services amounted to RMB1,259.3 million (US$208.0 million) in 2013, increasing by 45.3% from RMB866.9 million in 2012. The increase in revenues from our hosting and related services was primarily a result of the increase in the total number of cabinets under our management in both our self-built and partnered data centers, which was attributable to growing customer demand. The number of cabinets under our management increased from 11,917 as of December 31, 2012 to 14,041 as of December 31, 2013, while our pricing points remained relatively stable. The increase of our hosting and related services revenues in this period was also a result of the significant growth in sales to existing customers, mainly driven by an increased demand for our hosting and related services.

Revenues from our managed network services amounted to RMB707.5 million (US$116.9 million) in 2013, increasing by 7.6% from RMB657.3 million in 2012. As a percentage of net revenues, revenues from our managed network services decreased from 43.1% in 2012 to 36.0% in 2013. The increase in revenues from managed network services was driven by an increase in network capacity demand for data transmission services while the decrease in percentage was due to the significant increase of the total net revenues.

Cost of Revenues

Our cost of revenues increased by 32.0% from RMB1,098.5 million in 2012 to RMB1,449.8 million (US$239.5 million) in 2013. Our telecommunication costs increased by 24.9% from RMB887.2 million in 2012 to RMB1,107.9 million (US$183.0 million) in 2013. The increase in our cost of revenues was primarily due to a general overall increase in our telecommunication costs. Additionally, amortization expense of intangible assets derived from acquisitions recorded within cost of revenue were RMB43.7 million (US$7.2 million) in 2013, compared to RMB27.2 million in 2012.

We expect that our cost of revenues will increase as our business expands, both organically and as a result of acquisitions. Additionally, we anticipate recording significant expenses related to the amortization of the intangible assets related to the acquisition of the intangible assets of the Managed Network Entities, Gehua, Fastweb, Beijing Tianwang, Beijing Yilong Xinda and iJoy as these intangible assets are amortized over their remaining useful lives.

Gross Profit

Our gross profit increased by 21.4% from RMB425.7 million in 2012 to RMB516.9 million (US$85.4 million) in 2013. However, as a percentage of net revenues, our gross profit decreased from 27.9% in 2012 to 26.3% in 2013. The increase in the absolute amount of our gross profit was primarily due to the increase of revenues. The decrease in our gross profit as a percentage of net revenues was primarily due to an increase in cost of revenues, resulting from increased depreciation of our self-built data centers and increased amortization of intangible assets derived from our acquisitions.

Operating Expenses

Our operating expenses increased by 37.8% from RMB344.7 million in 2012 to RMB475.1 million (US$78.5 million) in 2013. Our operating expenses as a percentage of net revenues increased from 22.6% in 2012 to 24.2% in 2013. The increase of our operating expenses was primarily due to an increase in changes in the fair value of contingent purchase consideration payable, and an increase in the headcount of our operating staff.

Sales and Marketing Expenses. Our sales and marketing expenses increased by 40.6% from RMB109.9 million in 2012 to RMB154.5 million (US$25.5 million) in 2013, primarily due to expansion of our sales and service support team. As a percentage of net revenues, our sales and marketing expenses increased from 7.2% in 2012 to 7.9% in 2013.

General and Administrative Expenses. Our general and administrative expenses increased by 21.8% from RMB153.5 million in 2012 to RMB186.9 million (US$30.9 million) in 2013, primarily due to an increase in headcount, office rentals and other expansion related expenses. As a percentage of net revenues, our general and administrative expenses decreased from 10.1% in 2012 to 9.5% in 2013.

Research and Development Expenses. Our research and development expenses increased by 21.7% from RMB63.9 million in 2012 to RMB77.8 million (US$12.9 million) in 2013. The increase reflected our efforts to further strengthen our research and development capabilities and expand and improve our computing service offerings. As a percentage of net revenues, our research and development expenses decreased from 4.2% in 2012 to 4.0% in 2013.

Changes in the Fair Value of Contingent Purchase Consideration Payable. We recorded an increase in the fair value of contingent purchase consideration payable in the amount of RMB55.9 million (US$9.2 million) in 2013 in connection with our acquisitions of the Managed Network Entities, Gehua, Fastweb, Beijing Tianwang, Beijing Yilong Xinda and iJoy, which was primarily due to an increase in the fair value of estimated contingent cash and share considerations during this period.

Interest Income

Our interest income increased substantially from RMB16.3 million in 2012 to RMB48.5 million (US$8.0 million) in 2013, primarily due to an increase in interest income generated from short-term investments.

Interest Expense

Our interest expense increased substantially from RMB11.4 million in 2012 to RMB136.8 million (US$22.6 million) in 2013, primarily due to the issuance of bonds on March 22, 2013 with a principal amount of RMB1 billion (US$165.2 million) at a coupon rate of 7.875% per annum, and an increase of long-term bank loans.

Other Income

Our other income decreased from RMB11.6 million in 2012 to RMB6.2 million (US$1.0 million) in 2013. Other income in 2012 was primarily attributable to a bargain purchase gain related to the acquisition of 21V Xi’an. Other income in 2013 was primarily attributable to the value-added tax refund enjoyed by Beijing iJoy.

Other Expenses

Our other expenses decreased slightly from RMB2.2 million in 2012 to RMB2.1 million (US$0.3 million) in 2013. Other expenses in both periods were primarily due to the loss attributable to the disposal of certain of our equipment, such as servers and entry securities systems.

Foreign Exchange Gain (loss)

We had a foreign exchange gain of RMB7.1 million (US$1.2 million) in 2013, compared to a foreign exchange loss of RMB0.4 million in 2012, primarily due to the depreciation of the U.S. dollar relative to the Renminbi for the Renminbi denominated cash and short-term investments we held on our offshore holding companies, whose functional currency is U.S. dollar.

Income Tax Expense

Our income tax expense decreased from RMB36.2 million in 2012 to RMB10.3 million (US$1.7 million) in 2013, primarily due to the decrease of taxable income for our PRC subsidiaries and consolidated affiliated entities.

Consolidated Net Income (Loss)

As a result of the above, we recorded a net loss of RMB47.0 million (US$7.8 million) in 2013, as compared to a net income of RMB57.7 million in 2012.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Net Revenues

Our net revenues increased by 49.3% from RMB1,020.9 million in 2011 to RMB1,524.2 million in 2012. This increase was due to the growth of both our hosting and related service business and our managed network services business. The average monthly recurring revenues increased by 52.7% to RMB125.2 million in 2012 from RMB82.0 million in 2011.

Revenues from our hosting and related services amounted to RMB866.9 million in 2012, increasing by 41.0% from RMB614.6 million in 2011. The increase in revenues from our hosting and related services was primarily a result of the increase in the total number of cabinets under our management in both our self-built and partnered data centers, which was attributable to growing customer demand. The number of cabinets under our management increased from 7,816 as of December 31, 2011 to 11,917 as of December 31, 2012, while our pricing points remained relatively stable. The increase of our hosting and related services revenues in this period was also a result of the significant growth in sales to existing customers, driven by an increased demand for our hosting and related services.

Revenues from our managed network services amounted to RMB657.3 million in 2012, increasing by 61.8% from RMB406.3 million in 2011. As a percentage to our total net revenues, revenues from our managed network services increased from 39.8% in 2011 to 43.1% in 2012. The increase in revenues from managed network services was primarily due to successful integration with the business of the Managed Network Entities and Gehua and also driven by an increase in network capacity demand for data transmission services.

Cost of Revenues

Our cost of revenues increased by 47.6% from RMB744.4 million in 2011 to RMB1,098.5 million in 2012. Our telecommunication costs increased by 47.8% from RMB600.3 million in 2011 to RMB887.2 million in 2012. This increase was primarily due to the consolidation of the results of operations of Gehua and Fastweb as well as a general overall increase in our telecommunication costs. Additionally, amortization expense of intangible assets derived from acquisitions recorded within cost of revenue were RMB27.2 million in 2012, compared to RMB28.4 million in 2011.

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

Gross Profit

Our gross profit increased by 53.9% from RMB276.6 million in 2011 to RMB425.7 million in 2012. Our gross profit as a percentage of net revenues, or gross margin, increased from 27.1% in 2011 to 27.9% in 2012. The increase in gross margin was primarily due to continued revenue mix shift towards a higher percentage of self-built data centers, which carry slightly higher gross margins relative to partnered data centers.

Operating Expenses

Our operating expenses increased by 31.8% from RMB261.7 million in 2011 to RMB344.7 million in 2012. However, as a percentage of net revenues, our operating expenses decreased from 25.6% in 2011 to 22.6% in 2012. The increase of our operating expenses was primarily due to an increase in share-based compensation expenses. Our share-based compensation expenses were RMB63.1 million in 2012, mainly due to an increase in the headcount of our operating staff, while our share-based compensation expenses in 2011 were RMB39.8 million.

Sales and Marketing Expenses. Our sales and marketing expenses increased by 35.8% from RMB80.9 million in 2011 to RMB109.9 million in 2012, primarily due to expansion of our sales and service support team. As a percentage of net revenues, our sales and marketing expenses decreased from 7.9% in 2011 to 7.2% in 2012.

General and Administrative Expenses. Our general and administrative expenses increased from RMB82.9 million in 2011 to RMB153.5 million in 2012, primarily due to an increase in headcount, office rentals and other expansion related expenses. As a percentage of net revenues, our general and administrative expenses increased from 8.1% in 2011 to 10.1% in 2012.

Research and Development Expenses. Our research and development expenses increased by 84.5% from RMB34.7 million in 2011 to RMB63.9 million in 2012. The increase reflected the Company’s efforts to further strengthen its research and development capabilities and expand and improve its computing service offerings. As a percentage of net revenues, our research and development expenses increased from 3.4% in 2011 to 4.2% in 2012.

Changes in the Fair Value of Contingent Purchase Consideration Payable. We recorded an increase in the fair value of contingent purchase consideration payable in the amount of RMB17.4 million in 2012 in connection with our acquisitions of the Managed Network Entities, Gehua and Fastweb, which was primarily due to an increase in the fair value of estimated contingent cash and share considerations during this period.

Interest Income

Our interest income slightly increased from RMB14.9 million in 2011 to RMB16.3 million in 2012.

Interest Expense

Our interest expense substantially increased from RMB4.4 million in 2011 to RMB11.4 million in 2012, primarily due to an increase in bank loans.

Other Income

Our other income substantially increased from RMB1.9 million in 2011 to RMB11.6 million in 2012. Other income in 2011 was primarily attributable to a government grant of RMB1.2 million. Other income in 2012 was primarily attributable to a bargain purchase gain related to the acquisition of 21V Xi’an.

Other Expenses

Our other expenses increased from RMB0.5 million in 2011 to RMB2.2 million in 2012, primarily due to the loss attributable to the disposal of certain of our equipment, such as servers and entry securities systems.

Foreign Exchange Gain (loss)

We recorded to a foreign exchange loss of RMB0.4 million in 2012, compared to a foreign exchange gain of RMB32.7 million in 2011, primarily due to slight depreciation of U.S. dollar relative to the Renminbi during the period for the Renminbi-denominated assets held by our offshore holding companies whose functional currency is U.S. dollar.

Income Tax Expense

Our income tax expense amounted to RMB36.2 million in 2012, as compared to income tax expense amounting to RMB13.7 million in 2011, primarily due to the increase of taxable income for our PRC subsidiaries and consolidated affiliated entities.

Consolidated Net Income

As a result of the above, our consolidated net income increased from RMB45.9 million in 2011 to RMB57.7 million in 2012.

B. Liquidity and Capital Resources

As of December 31, 2013, we had RMB1,458.9 million (US$241.0 million) in cash and cash equivalents, RMB193.0 million (US$31.9 million) in restricted cash (current and non-current portion) and RMB1,101.8 million (US$182.0 million) in short-term investments.

As of December 31, 2013, we had short-term bank borrowings and long-term bank borrowings (current portions) from various commercial banks with an aggregate outstanding balance of RMB370.7 million (US$61.2 million), and long-term bank borrowings (excluding current portions) from various commercial banks with an aggregate outstanding balance of RMB65.7 million (US$10.9 million). The short-term bank borrowings bore average interest rates of 6.76%, 7.66% and 7.00% per annum, respectively, in 2011, 2012 and 2013. Our short-term bank borrowings have maturity terms of two months to one year and expire at various times throughout the year. There are no material covenants or restrictions on us associated with these outstanding short-term borrowings. We have entered into long-term bank borrowing arrangements since 2012 with maturity terms of two or three years. The long-term bank borrowing (including current portion) outstanding as of December 31, 2012 and 2013 bore weighted-average interest rates of 8.35% and 7.12% per annum, respectively, in 2012 and 2013 and have certain financial covenants. We have incurred other long-term borrowings in 2013 with a two-year term and interest rate of 4.00% per annum and an outstanding balance of RMB900 million (US$148.7 million) as of December 31, 2013. We also have a contractual obligation to purchase the 10% noncontrolling interest in Asia Cloud Investment from Dongguan Dongcai at the end of five years from the establishment of Asia Cloud Investment in July 2013 at a consideration equivalent to the higher of the then fair value and the investment costs of RMB100 million (US$16.5 million). Dongguan Dongcai is entitled to a cumulative dividend at 8.00% per annum for its capital contribution of RMB100 million (US$16.5 million) in Asia Cloud Investment. In March 2013, we issued the 2016 Bonds with RMB1 billion (US$165.2 million) in aggregate principal amount due in March 2016 with a coupon rate of 7.875% per annum and an effective interest rate of 9.29% per annum. Interest on the 2016 Bonds is payable semi-annually in arrears on, or nearest to, March 22 and September 22 in each year, beginning on September 22, 2013. The 2016 Bonds have restrictive covenants relating to financial ratios as well as our capital raising activities and other financial and operational matters.

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

Cash transfers from our PRC subsidiaries to our subsidiaries outside of China are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of our PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Item 3. Key Information D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to receive and utilize our revenues effectively.”

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
	(in thousands)
Net cash generated from operating activities	166,135	173,923	64,531	10,661
Net cash used in investing activities	(1,268,054)	(175,670)	(1,507,315)	(248,992)
Net cash generated from financing activities	1,443,947	23,952	2,477,557	409,264
Effect on foreign exchange rate changes on cash and short-term investments	(14,895)	(340)	(8,171)	(1,350)
Net increase in cash and cash equivalents	327,133	21,865	1,026,602	169,583
Cash and cash equivalents at beginning of the year	83,256	410,389	432,254	71,403
Cash and cash equivalents at end of the year	410,389	432,254	1,458,856	240,986
Cash and cash equivalents, restricted cash and short-term investments at the end of the year	1,309,507	1,068,349	2,972,758	491,065

Operating Activities

Net cash generated from operating activities was RMB64.5 million (US$10.7 million) in 2013, compared to net cash generated from operating activities of RMB173.9 million in 2012.

Net cash generated from operating activities in 2013 primarily resulted from a net loss of RMB47.0 million (US$7.8 million), positively adjusted for certain items such as depreciation of property and equipment of RMB141.3 million (US$23.3 million), accrued expenses and other payables of RMB104.0 million (US$17.2 million), accounts payable of RMB61.3 million (US$10.1 million), amortization of intangible assets of RMB58.9 million (US$9.7 million), stock based compensation expense of RMB67.8 million (US$11.2 million), changes in the fair value of contingent purchase consideration payable of RMB55.9 million (US$9.2 million), partially offset by certain items such as accounts receivables of RMB303.4 million (US$50.1 million) and prepaid expenses and other current assets of RMB44.6 million (US$7.4 million).

Net cash generated from operating activities was RMB173.9 million in 2012, compared to net cash generated from operating activities of RMB166.1 million in 2011.

Net cash generated from operating activities in 2012 primarily resulted from payments of RMB1,387.5 million received from our customers, partially offset by our payments for telecommunication costs of RMB887.2 million, taxes paid of RMB147.4 million and employee salaries and welfare payments of RMB144.1 million.

Investing Activities

Net cash used in investing activities was RMB1,507.3 million (US$249.0 million) in 2013, as compared to net cash used in investing activities of RMB175.7 million in 2012. Net cash used in investing activities in 2013 is primarily related to our payments for short-term investments in the amount of RMB1,098.3 million (US$181.4 million), our purchase of property and equipment in the amount of RMB419.1 million (US$69.2 million), our payment for acquisitions, net of cash required, in the amount of RMB61.8 million (US$10.2 million), our payment for long-term investments in the amount of RMB50.5 million (US$8.3 million), partially offset by proceeds received from maturity of short-term investments in the amount of RMB219.1 million (US$36.2 million).

Net cash used in investing activities was RMB175.7 million in 2012, as compared to net cash used in investing activities of RMB1,268.1 million in 2011. Net cash used in investing activities in 2012 is primarily related to our purchase of property and equipment in the amount of RMB446.7 million, our payments for short-term investments in the amount of RMB267.4 million, our purchase of intangible assets in the amount of RMB133.9 million, payments for acquisitions, net of cash acquired, in the amount of RMB67.1 million, restricted cash in the amount of RMB121.6 million, partially offset by proceeds received from maturity of short-term investments in the amount of RMB939.3 million.

Financing Activities

Net cash generated from financing activities was RMB2,477.6 million (US$409.3 million) in 2013, as compared to net cash generated from financing activities amounting to RMB24.0 million in 2012. Net cash generated from financing activities in 2013 primarily related to proceeds from issuance of bonds, net in the amount of RMB972.8 million (US$160.7 million), proceeds from long-term bank borrowings in the amount of RMB935.9 million (US$154.6 million), proceeds from issuance of ordinary shares in the amount of RMB612.0 million (US$101.1 million), proceeds from short-term bank borrowings in the amount of RMB200.0 million (US$33.0 million), partially offset by repayment of short-term bank borrowings in the amount of RMB203.3 million (US$33.6 million) and repurchase of ordinary shares in the amount of RMB138.5 million (US$22.9 million).

Net cash generated from financing activities was RMB24.0 million in 2012, as compared to net cash generated from financing activities amounting to RMB1,443.9 million in 2011. Net cash generated from financing activities in 2012 primarily related to proceeds from long-term bank borrowings in the amount of RMB231.9 million, proceeds from short-term bank borrowings in the amount of RMB177.0 million, partially offset by deposits of restricted cash in the amount of RMB287.2 million and repayment of short-term bank borrowings in the amount of RMB100.0 million.

Capital Expenditures

We had capital expenditures relating to the addition of property and equipment of RMB292.8 million, RMB602.3 million and RMB752.4 million (US$124.3 million) in 2011, 2012 and 2013, respectively, representing 28.7%, 39.5% and 38.3%, respectively, of our total net revenues. Our capital expenditures were primarily for the capital lease or purchase of electronic equipment and optic fibers for our business. Our capital expenditures have been primarily funded by net cash provided by financing activities and cash generated from our operations. We estimate that our capital expenditures in 2014 will be approximately RMB700 million, which will be primarily used to build self-built data centers, purchase network equipment, servers and other equipment to expand our business. We may have additional capital expenditure for real property purchase, data center construction and network capacity expansion if our actual development is beyond our current plan. We plan to fund the balance of our capital expenditure requirements for 2014 with cash from the proceeds from overseas offerings, operations and additional bank borrowings, if available.

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

C. Research and Development, Patents and Licenses, etc.

Research and Development

Our strong research and development capabilities support and enhance our service offerings. We believe that we have one of the most experienced research and development teams in the internet infrastructure sector in China. We devote significant resources to our research and development efforts, focusing on improving customer experience, increasing operational efficiency and bringing innovative solutions to the market quickly. Our research and development team consisted of 349 engineers as of December 31, 2013, or 23.7% of our work force. Many of our engineers have more than 10 years of relevant industry experience. In 2011, 2012 and 2013, our research and development expenses were RMB34.7 million, RMB63.9 million and RMB77.8 million (US$12.9 million), respectively.

Consistent with our strong culture of innovation, we devote significant resources to the research and development of our container-based data centers, our smart routing technology and other innovations. We plan to strengthen our research and development in cloud computing infrastructure service technologies. Our research and development efforts have yielded 47 patents, 40 patent applications and 41 software copyright registrations, all in China and related to different aspects of data center services. We intend to continue to devote a significant amount of time and resources to carry out our research and development efforts.

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

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2013 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2013:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of RMB)
Short-term borrowings (1)	173,726	173,726	—	—	—
Long-term borrowings (2)	262,740	197,000	65,740	—	—
Other long-term borrowings (3)	900,000	—	900,000	—	—
Mandatorily redeemable noncontrolling interests (4)	100,000	—	—	100,000	—
Bonds payable (5)	1,000,000	—	1,000,000	—	—
Operating lease obligations (6)	467,441	80,517	146,298	94,513	146,113
Purchase commitments (7)	958,981	867,867	43,215	6,399	41,500
Capital lease minimum lease payment (8)	985,267	53,247	49,556	99,641	782,823
Total	4,848,155	1,372,357	2,204,809	300,553	970,436

Notes:

(1)	As of December 31, 2013, our short-term bank borrowings bore a weighted average interest rate of 7.00% and have original maturity terms of two months to one year. Our unused short-term and long-term bank borrowing facilities amounted to RMB77.2 million (US$12.8 million). We have pledged computer and network equipment with the net book value of RMB94.1 million (US$15.5 million) for our bank borrowings. Mr. Sheng Chen, our chairman and chief executive officer and Mr. Jun Zhang, our co-founder, also provided personal guarantees to bank borrowings of RMB40.0 million (US$6.6 million) together.
(2)	Long-term bank borrowings (including the current portions) outstanding as of December 31, 2013 bear a weighted-average interest rate of 7.12% per annum, and are denominated in Renminbi. These loans were obtained from financial institutions located in the PRC.
(3)	Long-term other borrowings outstanding as of December 31, 2013 were entrusted loans from a financial institution located in the PRC entrusted by Dongguan Dongcai with an interest rate of 4.00% per annum and are denominated in Renminbi.
(4)	Mandatorily redeemable noncontrolling interest liability of RMB100 million (US$16.5 million) as of December 31, 2013 represents our contractual obligation to purchase the 10% noncontrolling interest in Asia Cloud Investment from Dongguan Dongcai in 2018. Dongguan Dongcai is entitled to a cumulative dividend at 8.00% per annum for its capital contribution of RMB100 million (US$16.5 million) in Asia Cloud Investment.
(5)	The 2016 Bonds with RMB1 billion (US$165.2 million) in aggregate principal amount due 2016 bear a coupon rate of 7.875% per annum and an effective interest rate of 9.29% per annum.
(6)	Operating lease obligations are primarily related to the lease of office and data center space.
(7)	As of December 31, 2013, we had commitments of approximately RMB258.3 million (US$42.7 million) related to acquisition of machinery, equipment and construction in progress. In addition, we had outstanding purchase commitments in relation to bandwidth and cabinet capacity of RMB700.7 million (US$115.7 million).
(8)	Related to capital leases for electronic equipment, optic fibers and property.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Sheng Chen	45	Chairman of the Board of Directors, Chief Executive Officer
Yoshihisa Ueno	51	Director
Hongwei Jenny Lee	41	Director
Terry Wang	54	Director
Kenneth Chung-Hou Tai	63	Director
Shang-Wen Hsiao	52	Chief Financial Officer
Frank Meng	53	President
Philip Lin	46	Executive Vice President of Strategic & Business Development
Feng Xiao	42	Senior Vice President of Hosting Services
Ningning Lai	37	Senior Vice President of Network Services
Edward Liu	52	Chief Software Officer

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

Mr. Terry Wang has served as our independent director since April 2011. Mr. Wang has over 20 years of extensive experience in international financial service industry and management experience in technology, manufacturing industries and capital markets. From 2008 to January 2014, Mr. Wang was the chief financial officer of Trina Solar Ltd., a company listed on the New York Stock Exchange. Prior to joining Trina Solar Ltd., Mr. Wang served as the executive vice president of finance of Spreadtrum Communications, Inc., a wireless and fabless semiconductor company, from 2004 to 2007. Before that, Mr. Wang served as the chief financial officer of a silicon valley-based technology company and controller at one of the largest NASDAQ-listed semiconductor assembly and testing companies. Before that time, he worked for several years in capital market and service industries. Mr. Wang is a certified management accountant (CMA) and is certified in financial management (CFM). Mr. Wang received an MBA from University of Wisconsin and master of science degrees from Brown University and Fudan University. Mr. Wang received his bachelor’s degree in science from Fudan University.

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

Mr. Shang-Wen Hsiao has served as our chief financial officer since June 2010. Previously, Mr. Hsiao served as the chief financial officer of Greatdreams (China), Inc. from June 2008 to June 2010. Prior to that, Mr. Hsiao served as the chief financial officer of Memsic Inc. (NASDAQ: MEMS) from July 2007 to June 2008. Mr. Hsiao is currently an independent director of Camelot Information Systems Inc. (NYSE: CIS), a leading provider of enterprise application services and financial industry IT services in China listed on the New York Stock Exchange. Mr. Hsiao also served as the chief executive officer and chief financial officer of Centuryfone 121 Networking and Communication Co. from September 2003 to May 2007. From July 2000 to September 2003, Mr. Hsiao served as the chief financial officer of YesKey Group. From January 1994 to July 2000, Mr. Hsiao was a senior manager of business, tax and legal advisory for Arthur Andersen LLP in Philadelphia and Shanghai. Mr. Hsiao received his juris doctor degree from Rutgers School of Law in 1994 and his bachelor’s degree in finance and accounting from Temple University in 1989. Mr. Hsiao has been a certified public accountant since 1989 and was admitted to the Pennsylvania Bar in 1994.

Mr. Frank Meng has served as our president since July 2013. From April 2010 to June 2013, Mr. Meng served as senior vice president and president of greater China for Motorola Mobility, LLC, or Motorola, a wholly owned subsidiary of Google Inc., where he managed all the aspects of Motorola’s business and sales operations in mainland China, Hong Kong and Taiwan. Since August 2011, Mr. Meng has served as a Non-Executive and Independent Director at the Semiconductor Manufacturing International Corporation (HKSE: 0981). From September 2002 to April 2010, Mr. Meng served as senior vice president and president of Qualcomm, Inc, or Qualcomm, in the greater China region and served on the board of directors for Unicom-BREW Telecommunication Technologies, the joint venture between China Unicom and Qualcomm. From 1996 to 2002, he had held executive positions in other leading technology firms in Asia and the U.S. including Tecom Asia Group, Asia.com Inc., Leyou.com Inc., Infocomm International Corp., and Allen Telecom Inc. Mr. Meng is a member of the Expert Committee for Telecommunication Economy of the MIIT. Mr. Meng received his master’s degree in electrical engineering from the Polytechnic University of New York and his bachelor’s degree in microwave and fiber optics from Beijing University of Posts and Telecommunications.

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

Mr. Edward Liu has served as our chief software officer since September 2012. Mr. Liu has served as the chief executive officer of Fastweb from November 2008 to December 2013. Mr. Liu was the director of business development at Akamai Technologies, Inc., one of the world’s leading CDN service providers, from June 2005 to June 2008. Mr. Liu served as vice president of research and strategy at Speedera Networks, a CDN company that was acquired by Akamai in 2005, from October 2004 to May 2005. Mr. Liu was the technical co-founder of Resonate, Inc., a NASDAQ listed internet load-balancing company in Silicon Valley, from April 1996 to March 2000. Mr. Liu received his master’s degree in computer science from Syracuse University in 1990 and his bachelor’s degree in electronic science from Chengdu University of Information Technology in 1982.

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

B. Compensation of Directors and Executive Officers

In 2013, the aggregate cash compensation we paid to our executive officers was approximately RMB7.6 million (US$1.3 million), which total amount included RMB2.0 million (US0.3 million) for pension, retirement, medical insurance or other similar benefits for our executive officers. We did not provide any cash compensation to our non-executive directors in 2013. Other than the amounts stated above, no pension, retirement or similar benefits has been set aside or accrued for our executive officers or directors. None of our non-executive directors has a service contract with us that provides for benefits upon termination of employment.

In addition to the cash compensation referenced above, we also provide share-based compensation to our directors and officers. The total share-based compensation we provided to our directors and officers amounted to RMB18.3 million (US$3.0 million) in 2013. For option grants to our directors and officers, see “—Share Incentive Plan.” On December 31, 2010, we entered into a share subscription agreement with Sunrise, a company solely owned by Mr. Sheng Chen, our chairman and chief executive officer, in recognition of his past services to our company. Pursuant to the agreement, we issued 24,826,090 ordinary shares to Sunrise at par value US$0.00001 per share. The ordinary shares issued to Sunrise are fully vested, non-assessable and not subject to any condition or any redemption, repurchase or similar rights. As such, we recorded share-based compensation expenses of RMB206.1 million based on the fair value of our ordinary shares of US$1.234 per share on the date when the shares were issued to Sunrise. Neither Sunrise nor Mr. Chen is subject to any contractual obligation to transfer part or all of these shares to any person under the share subscription agreement or otherwise. This issuance was a one-time grant in recognition of and to reward Mr. Chen’s services to our company for the past decade. Mr. Chen is the sole beneficial owner of these shares and has the sole voting and dispositive power over these shares.

Share Incentive Plan

On July 16, 2010, we adopted our 2010 share incentive plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and to promote the success of our business. We subsequently amended our 2010 share incentive plan on January 14, 2011 and July 6, 2012. The plan permits the grant of options to purchase our ordinary shares, share appreciation rights, restricted shares, RSUs, dividend equivalent rights and other instruments as deemed appropriate by the administrator under the plans. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the amended 2010 share incentive plan is 39,272,595 shares. As of the date of this annual report, we have options to purchase 10,926,319 ordinary shares and 1,086,093 RSUs granted to our employees, directors and consultants issued and outstanding.

The following table summarizes, as of the date of this annual report, the stock options granted, or to be granted in the near future, under our amended 2010 share incentive plan to our directors and executive officers and to other individuals as a group.

Name	Options Granted	Restricted Share Units	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Sheng Chen	*	—	0.15	July 16, 2010	July 16, 2020
	—	*	—	August 30, 2012	August 29, 2022
Yoshihisa Ueno	—	*	—	October 1, 2012	September 30, 2022
Hongwei Jenny Lee	—	*	—	October 1, 2012	September 30, 2022
Terry Wang	*	—	0.15	April 1, 2011	April 1, 2021
	—	*	—	October 1, 2012	September 30, 2022
Kenneth Chung-Hou Tai	—	*	—	October 16, 2012	October 15, 2022
Shang-Wen Hsiao	*	—	0.15	July 16, 2010	July 16, 2020
Frank Meng	—	—	—	—	—
Philip Lin	*	—	0.15	March 25, 2011	March 25, 2021
Feng Xiao	*		0.15	July 16, 2010	July 16, 2020
	—	*	—	August 30, 2012	August 29, 2022
Ningning Lai	*	—	0.15	July 16, 2010	July 16, 2020
	—	*	—	August 30, 2012	August 29, 2022
Other individuals as a group	14,649,158	898,164	0.15 to 0.85	—	—

*	Upon exercise of all options granted and vesting of all RSUs, would beneficially own less than 1% of our outstanding ordinary shares.

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

C. Board Practices

Board of Directors

Our board of directors currently consists of six directors. A director is not required to hold any shares in the company by way of qualification. Under our currently effective memorandum and articles of association, a director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at the meeting of the directors at which such contract or proposed contract or arrangement is considered. Any of our directors who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of the directors. Our directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Kenneth Chung-Hou Tai, Yoshihisa Ueno and Hongwei Jenny Lee, each of whom satisfies the “independence” requirements of Rule 5605 of NASDAQ Stock Market Rules. Kenneth Chung-Hou Tai is the chair of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Duties of Directors

Under Cayman Islands law, our directors owe to us fiduciary duties, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. We have the right to seek damages if a duty owed by our directors is breached.

Terms of Directors and Officers

Our officers are appointed by and serve at the discretion of our board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution or the unanimous written resolution of all shareholders. We do not have a mandatory retirement age for directors. The officer of a director shall be vacated if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his or her creditors; (ii) dies or is found by our company to be or becomes of unsound mind; (iii) resign his office by notice in writing to our company; or (iv) without special leave of absence from our board, is absent from three consecutive board meetings and the board resolves that his office be vacated.

D. Employees

We had 745, 1,070 and 1,471 employees as of December 31, 2011, 2012 and 2013, respectively. The following table sets forth the number of our employees by function as of December 31, 2013:

Functional Area	Number of Employees	% of Total
Operations	451	30.7
Sales, marketing and customer support	252	17.1
Research and development	460	31.3
General and administrative	308	20.9

Total	1,471	100.0

Of our total employees as of December 31, 2013, 1,003 were located in Beijing, 468 in other cities in China.

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

The calculations in the table below assume there are 398,682,823 ordinary shares (including 349,252,279 Class A ordinary shares and 49,430,544 Class B ordinary shares) outstanding as of the date of this annual report.

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

	Shares Beneficially Owned
	Number	%	% of Voting Power (1)
Directors and Executive Officers:
Sheng Chen (2)	43,819,561	11.0	49.9
Hongwei Jenny Lee (3)	25,899,038	6.5	3.1
Yoshihisa Ueno (4)	7,698,792	1.9	8.9
Terry Wang	*	*	*
Kenneth Chung-Hou Tai	*	*	*
Shang-Wen Hsiao	*	*	*
Frank Meng	—	—	—
Philip Lin	*	*	*
Feng Xiao	*	*	*
Ningning Lai	*	*	*
Edward Liu	—	—	—
All Directors and Officers as a Group	87,900,383	22.0	62.8

Principal Shareholders:
Fast Horse Technology Limited (2)(5)	19,670,117	4.9	23.3
Sunrise Corporate Holding Ltd (2)(6).	18,887,875	4.7	22.4
Esta Investments Pte Ltd (7)	40,000,002	10.0	4.7
GGV Funds (3)(8)	25,704,446	6.4	3.0

Notes:

*	Less than 1%.
(1)	Percentage of total voting power represents voting power with respect to all of our Class A and Class B ordinary shares, as a single class. Each holder of our Class B ordinary shares is entitled to ten votes per Class B ordinary share and each holder of Class A ordinary shares is entitled to one vote per Class A ordinary share held by our shareholders on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a 1:1 basis.
(2)	Consists of (i) 19,670,117 Class B ordinary shares held by Fast Horse Technology Limited, a British Virgin Islands company solely owned by Mr. Chen, (ii) 18,887,875 Class B ordinary shares held by Sunrise Corporate Holding Ltd., a British Virgin Islands company solely owned by Mr. Chen, (iii) 1,800,000 Class A ordinary shares and 2,598,821 Class B ordinary shares held by Beacon Capital Group Inc., a British Virgin Islands company solely owned by Mr. Chen, (iv) 769,486 Class B ordinary shares and 4 Class A ordinary shares held by Personal Group Limited, a British Virgin Islands company solely owned by Mr. Chen, and (v) 93,258 Class A ordinary shares upon vesting of Mr. Chen’s restricted share units within 60 days of this annual report. The business address for Mr. Chen is M5, 1 Jiuxianqiao East Road, Chaoyang District, Beijing, China, 100016.
(3)

Consists of (i) 4,215,528 ADSs, representing 25,293,168 Class A ordinary shares, and 4 Class A ordinary Shares held by Granite Global Ventures III L.P., (ii) 68,545 ADSs, representing 411,270 Class A ordinary shares, and 4 Class A ordinary shares held by GGV III Entrepreneurs Fund L.P., and (iii) 194,592 Class A ordinary shares upon vesting of Ms. Lee’s restricted share units within 60 days of this annual report. Granite Global Ventures III L.L.C. is the sole General Partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. As such, Granite Global Ventures III L.L.C. possesses power to direct the voting and disposition of the shares owned by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Granite Global Ventures III L.L.C. owns no securities in the Company directly. Scott Bonham, Hany Nada, Glenn Soloman, Thomas Ng, Jixun Foo, Hongwei Jenny Lee, Jessie Jin and Fumin Zhuo are managing directors of Granite Global Ventures III L.L.C. As such, Scott Bonham, Hany Nada, Glenn Soloman, Thomas Ng, Jixun Foo, Hongwei Jenny Lee, Jessie Jin and Fumin Zhuo possess power to direct the voting and disposition of the shares owned by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Scott Bonham, Hany Nada, Glenn Soloman, Thomas Ng, Jixun Foo, Jessie Jin and Fumin Zhuo own no securities in the Company directly. Ms. Lee is a director of our company. The business address for Ms. Lee is 2494 Sand Hill Road, Suite 100, Menlo Park, CA 94025, United States.
(4)	Consists of (i) 7,504,200 Class B ordinary shares held by SMC Synapse Partners Limited, and (ii) 194,592 Class A ordinary shares upon vesting of Mr. Ueno’s restricted share units within 60 days of this annual report. The business address for Mr. Ueno is 23F Chinachem Johnston Plaza, 178-186 Johnston Road, Hong Kong.
(5)	Consists of 19,670,117 Class B ordinary shares. Fast Horse Technology Limited is 100% owned by Sheng Chen. The registered address for Fast Horse Technology Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(6)	Consists of 18,887,875 Class B ordinary shares. Sunrise Corporate Holding Ltd. is 100% owned by Sheng Chen. The registered address for Sunrise Corporate Holding Ltd. is Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.
(7)	Consists of 6,666,667 ADSs, representing 40,000,002 Class A ordinary shares. The business address for Esta Investments Pte Ltd is 60B Orchard Road #06-18 Tower 2, The Atrium@Orchard, Singapore 238891. For information concerning the persons who may be deemed to beneficially own the shares held by Esta Investments Pte Ltd, please refer to Schedule 13D (File No. 005-86326), including any amendment thereto, initially filed by Esta Investments Pte Ltd on October 25, 2013.
(8)	The business address of GGV Funds is 2494 Sand Hill Road, Suite 100, Menlo Park, CA 94025, United States.

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

To our knowledge, as of the date of this annual report, a total of 343,988,762 Class A ordinary shares and 16 Class B ordinary shares are held by eight record holders in the United States, including Citibank N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—Share Ownership.”

B. Related Party Transactions

Transactions with Certain Directors, Shareholders, Affiliates and Key Management Personnel

Transactions with Companies Controlled by aBitCool

In the ordinary course of business, we provide internet data center services to companies that are our related parties on similar terms and conditions available to unrelated parties customers. For the years ended December 31, 2011, 2012 and 2013, we received RMB9.8 million, RMB27.4 million and nil from companies controlled by aBitCool, a company owned by our major shareholders, in connection with the internet data center services provided by us.

For the years ended December 31, 2011, 2012 and 2013, we paid RMB11.4 million, RMB12.2 million and nil to companies controlled by aBitCool in connection with the optical fibers and bandwidth we leased from these companies.

For the years ended December 31, 2011, 2012 and 2013, we paid RMB40.0 million, RMB2.3 million and RMB266,000 (US$44,000) to companies controlled by aBitCool for the computer and network equipment purchased by us.

For the years ended December 31, 2011, 2012 and 2013, we paid RMB1.3 million, nil and nil to companies controlled by aBitCool for the network equipment we leased from these companies.

For the years ended December 31, 2011, 2012 and 2013, we made loans to BitCool Media Group Limited, a company controlled by aBitCool, in the amount of nil, RMB14.8 million and RMB19.1 million (US$3.2 million) and received interest income in the amount of nil, RMB253,000 and RMB861,000 (US$142,000).

Transactions with Affiliates

For the year ended December 31, 2013, we paid RMB61.2 million (US$10.1 million) to Suzhou Aizhuoyi Information Technology Company Limited, a company controlled by seller of iJoy, for the computer and network equipment purchased by us.

For the year ended December 31, 2013, we made a loan to Shanghai Shibei Hi-Tech Co., Ltd., a non-controlling shareholder of Shanghai Wantong 21Vianet Information Technology Co., Ltd., in the amount of RMB4.9 million (US$809,000).

Transactions with our Shareholders

In September 2011, we acquired 10% equity interests in Telehouse Beijing Co., Ltd. from aBitCool for cash consideration of RMB8.2 million.

On October 1, 2011, through 21Vianet Technology and 21Vianet Beijing, we entered into an agreement with 21Vianet Zhi Hui Ke Ji Co., Ltd. and Beijing 21Vianet Zhi Hui Neng Yuan System Technology Co., Ltd., both controlled entities of aBitCool, to acquire 100% equity interest in Shanghai Cloud 21Vianet Network Co., Ltd. for cash consideration of RMB18.2 million.

On October 27, 2011, through 21Vianet Beijing, we entered into an agreement with 21Vianet Zhi Hui Ke Ji Co., Ltd. to acquire 100% equity interest in Shenzhen Cloud Information Technology Co., Ltd. for cash consideration of RMB7.9 million.

On July 5, 2012, we acquired 21V Xi’an for cash consideration of RMB16.0 million from 21Vianet Infrastructure Limited, a subsidiary of aBitCool.

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

Our board of directors has complete discretion whether to distribute dividends, subject to certain restrictions under Cayman Islands law and our memorandum and articles or association. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

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

We are a holding company incorporated in the Cayman Islands. We rely on dividends from our operating subsidiary to fund cash and financing requirements. Our operating subsidiary is required to comply with the applicable PRC regulations when it pays dividends to us. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—We rely principally on dividends paid by our operating subsidiaries to fund cash and financing requirements, and limitations on the ability of our operating subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and fund our operations.”

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A. Offering and Listing Details

Our ADSs, each representing six of our Class A ordinary shares, have been listed on the NASDAQ Global Select Market since April 21, 2011 under the symbol “VNET.” The following table sets forth, for the periods indicated, the high and low trading prices on the NASDAQ Global Select Market for our ADSs.

The last reported closing price for our ADSs on April 8, 2014 was US$25.07 per ADS.

	Trading Price (US$)
	High	Low
Annual High and Low
2011	22.33	8.31
2012	13.75	8.39
2013	23.64	8.52

Quarterly Highs and Lows
2012
First Quarter of 2012	13.75	9.16
Second Quarter of 2012	13.63	9.49
Third Quarter of 2012	12.07	8.61
Fourth Quarter of 2012	12.51	8.39
2013
First Quarter of 2013	10.56	8.61
Second Quarter of 2013	12.20	8.52
Third Quarter of 2013	16.54	11.25
Fourth Quarter of 2013	23.64	15.75

Monthly Highs and Lows
October 2013	20.90	15.75
November 2013	21.09	16.27
December 2013	23.64	17.90
January 2014	24.26	20.28
February 2014	27.50	20.78
March 2014	32.19	24.71
April 2014 (through April 8, 2014)	30.28	23.02

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs, each representing six of our ordinary shares, have been traded on the NASDAQ Global Select Market since April 21, 2011 under the symbol “VNET.”

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

As of the date hereof, our authorized share capital is US$7,700 divided into (i) 470,000,000 Class A Ordinary Shares of a nominal or par value of US$0.00001 each and (ii) 300,000,000 Class B Ordinary Shares of a nominal or par value of US$0.00001 each. As of the date of this annual report, there are 349,252,279 Class A ordinary shares and 49,430,544 Class B ordinary shares issued and outstanding.

The following are summaries of material provisions of our currently effective memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our shares.

Registered Office and Objects

The Registered Office of the Company is situated at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other location within the Cayman Islands as our directors may from time to time determine. The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Law or any other law of the Cayman Islands.

Board of Directors

See “Item 6.C. Board Practices—Board of Directors.”

Ordinary shares

General. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights (as described in more details below). Our ordinary shares are issued in registered form, and are issued when registered in our register of members (shareholders). Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors, subject to the Companies Law and our articles of association. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business.

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

A quorum required for a meeting of shareholders consists of at least one shareholder present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, who holds no less than one-third of the voting power of the shares in issue carrying a right to vote at a meeting of shareholders. Shareholders’ meetings may be held annually and may be convened by our board of directors on its own initiative or upon a requisition to the directors made by shareholders holding in aggregate at least one-third of the voting power of the shares in issue carrying a right to vote at a meeting of shareholders. Advance notice of at least 14 days is required for a meeting of shareholders.

An ordinary resolution to be passed by the shareholders requires a simple majority of votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires no less than two-thirds of the votes attaching to the ordinary shares cast in a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our memorandum and articles of association. A special resolution is required for matters including, but not limited to, amending the memorandum and articles of association of the company, reducing share capital and winding up. Our shareholders may effect certain changes by ordinary resolution, including increasing the amount of our authorized share capital, consolidating and dividing all or any of our share capital into shares of larger amount than our existing shares, and the cancellation of any authorized but unissued shares.

Transfer of Shares. Subject to the restrictions of our memorandum and articles of association, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in any usual or common form or any other form approved by our board of directors.

Our board of directors may, in its sole discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (b) the instrument of transfer is in respect of only one class of shares; (c) the instrument of transfer is properly stamped, if required; (d) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; (e) the shares transferred are free of any lien in favor of us; and (f) a nominal processing fee determined to be payable by our directors (not to exceed the maximum sum as NASDAQ may determine to be payable) has been paid to us in respect thereof.

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

Liquidation. On a return of capital on winding up, if the assets available for distribution among our shareholders are more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus will be distributed among the shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay the whole of the share capital, the assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner of such purchase has been approved by an ordinary resolution of our shareholders, or the manner of purchase is in accordance with the procedures set out in our memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. Whenever the capital of our company is divided into different classes, the rights attached to any such class of shares may, subject to any right or restriction attached to any class, be varied either with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class will not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking in priority to or pari passu with such previously existing shares.

Inspection of Books and Records. Holders of our ordinary shares will have no right to inspect our corporate records except as conferred by Cayman Islands law or authorized by the board or by ordinary resolution of the shareholders.

C. Material Contracts

We have entered into the following material contracts in 2013: (i) a purchase agreement dated September 30, 2013 by and among 21Vianet Group, Inc., Esta Investments Pte Ltd and the sellers named therein; (ii) an investor rights agreement dated October 11, 2013 by and among 21Vianet Group, Inc., Esta Investments Pte Ltd and certain other parties named therein; and (iii) a registration rights agreement dated October 11, 2013 between 21Vianet Group, Inc. and Esta Investments Pte Ltd.

Other than in the ordinary course of business and other than those described above, in “Item 4. Information on the Company—A. History and Development of the Company” and “Item 7—Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this annual report, we have not entered into any material contract during the two years immediately preceding the date of this annual report:

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

People’s Republic of China Taxation

Under the New EIT Law, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” of the PRC. Circular 82 clarified that dividends and other income paid by certain offshore enterprises controlled by a PRC company or a PRC company group established outside of the PRC will be considered PRC-source income and subject to PRC withholding tax, currently at a rate of 10% (or a rate under an applicable tax treaty, if any), when paid to non-PRC enterprise shareholders. Under the implementation regulations to the New EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, the circular mentioned above specifies that certain offshore enterprises controlled by a PRC company or a PRC company group will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision-making bodies; key properties, accounting books, the company seal, and minutes of board meetings and shareholders meetings; and half or more of the senior management or directors having voting rights. Although the circular only applies to offshore enterprises controlled by PRC enterprises and not those controlled by PRC individuals, the determining criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals.

We believe that we are not a PRC resident enterprise. However, if the PRC tax authorities determine we are a PRC resident enterprise for EIT purposes, we may be required to withhold tax at the rate of 10% (or a rate under an applicable tax treaty, if any) from dividends we pay to our non-PRC resident enterprise shareholders (20% for non-PRC individual shareholders), including the holders of our ADSs. In addition, non-PRC holders of shares and ADSs may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or Class A ordinary shares at the same rates if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC holders of shares and ADSs would be able to claim the benefits of any tax treaties between their jurisdictions of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. See “Risk Factors—Risks Related to Doing Business in China—Under the New PRC Enterprise Income Tax Law, we may be classified as a “resident enterprise” of China. Such classification could result in unfavorable tax consequences to us and our non-PRC holders of shares and ADSs.”

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

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with their terms. If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.

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

Although the law in this regard is not entirely clear, we treat our variable interest entities as being owned by us for United States federal income tax purposes because we control their management decisions and we are entitled to substantially all of their economic benefits and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our variable interest entities for United States federal income tax purposes, we would likely be treated as a PFIC for our taxable year ended December 31, 2013 and for subsequent taxable years.

Assuming that we are the owner of our variable interest entities for United States federal income tax purposes, we believe that we primarily operate as an active provider of managed hosting and cloud services in China. Based on the market price of our ADSs and Class A ordinary shares, the value of our assets, and the composition of our assets and income, we believe that we were not a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2013 and we do not expect to be a PFIC in subsequent years. While we do not anticipate becoming a PFIC, because the value of our assets for purpose of the asset test may be determined, in part, by reference to the market price of our ADSs or Class A ordinary shares, fluctuations in the market price of our ADSs and Class A ordinary shares may cause us to become a PFIC for the current or any subsequent taxable year. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

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

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares and any of our non-United States subsidiaries is also a PFIC, such U.S. Holder would, under proposed regulations, be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be subject to the rules described above on certain distributions by a lower-tier PFIC and a disposition of shares of a lower-tier PFIC even though such U.S. holder would not receive the proceeds of those distributions or dispositions. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, if we are a PFIC, a U.S. Holder of “marketable stock” may make a mark-to-market election with respect to our ADSs, but not our Class A ordinary shares, provided that the ADSs continue to be listed on the NASDAQ Global Select Market and are regularly traded. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election and we cease to be a PFIC, the holder will not be required to take into account the mark-to-market gain or loss described above during any period that we are not a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election. In the case of a U.S. Holder who has held ADSs or Class A ordinary shares during any taxable year in respect of which we were classified as a PFIC and continues to hold such ADSs or Class A ordinary shares (or any portion thereof) and has not previously determined to make a mark-to-market election, and who is now considering making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ADSs or Class A ordinary shares.

Because, as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the general PFIC rules described above with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes, notwithstanding a market-to-market election.

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

A non-corporate recipient of dividend income generally will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period and other requirements are met. We will be considered to be a qualified foreign corporation (i) with respect to any dividend we pay on our ADSs or Class A ordinary shares that are readily tradable on an established securities market in the United States, or (ii) if we are eligible for the benefits of a comprehensive tax treaty with the United States that the Secretary of Treasury of the United States determines is satisfactory for this purpose and includes an exchange of information program. Because the ADSs are listed on the NASDAQ Global Select Market, we believe that the ADSs are readily tradable on an established securities market in the United States and that we are a qualified foreign corporation with respect to dividends paid on the ADSs, but not with respect to dividends paid on our Class A ordinary shares. In the event we are deemed to be a resident enterprise under the PRC Enterprise Income Tax Law, we believe that we would be eligible for the benefits under the United States-PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose) and that we would be treated as a qualified foreign corporation with respect to dividends paid on both our Class A ordinary shares or ADSs. U.S. Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

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

Sale or Other Disposition of ADSs or Class A Ordinary Shares

Subject to the PFIC discussion above, a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Class A ordinary shares. Any capital gain or loss will be long-term if the ADSs or Class A ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, and gain from the disposition of the ADSs or Class A ordinary shares is subject to tax in the PRC, such gain may be treated as PRC source gain for foreign tax credit purposes under the United States-PRC income tax treaty and a U.S. Holder may elect to treat such gain as foreign-source, subject to special rules. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Medicare Tax

Recently enacted legislation generally imposes a 3.8% Medicare tax on a portion or all of the net investment income of certain individuals with a modified adjusted gross income of over $200,000 (or $250,000 in the case of joint filers or $125,000 in the case of married individuals filing separately) and on the undistributed net investment income of certain estates and trusts. For these purposes, “net investment income” generally includes interest, dividends (including dividends paid with respect to our ADSs or ordinary shares), annuities, royalties, rents, net gain attributable to the disposition of property not held in a trade or business (including net gain from the sale, exchange or other taxable disposition of an ADS or ordinary share) and certain other income, reduced by any deductions properly allocable to such income or net gain. U.S. holders are urged to consult their tax advisors regarding the applicability of the Medicare tax to their income and gains in respect of their investment in the ADSs or ordinary shares.

Information Reporting and Backup Withholding

Individual U.S. Holders and certain entities may be required to submit to the IRS certain information with respect to his or her beneficial ownership of the ADSs or Class A ordinary shares, if such ADSs or Class A ordinary shares are not held on his or her behalf by a financial institution. Penalties are also imposed if an individual U.S. Holder is required to submit such information to the IRS and fails to do so.

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expenses incurred in respect of bonds payable, bank and other borrowings, mandatorily redeemable noncontrolling interests in Asia Cloud Investment, capital lease obligations as well as interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. As of December 31, 2013, we had: (i) short-term and long-term bank borrowings (current portions) with an aggregate outstanding balance of RMB370.7 million (US$61.2 million); (ii) long-term bank borrowings (excluding current portions) with an aggregate outstanding balance of RMB65.7 million (US$10.9 million); (iii) long-term other borrowings with an outstanding balance of RMB900 million (US$148.7 million); (iv) an outstanding principal balance of RMB998.5 million (US$164.9 million) with respect to the 2016 Bonds payable; and (v) a mandatorily redeemable noncontrolling interest liability of RMB100 million (US$16.5 million).

The short-term bank borrowings bore a weighted average interest rate of 7.00% per annum. The long-term bank and other borrowings bore weighted-average interest rates of 7.12% and 4.00% per annum, respectively. The 2016 Bonds bore a coupon rate of 7.875% per annum and an effective interest rate of 9.29% per annum. The cumulative dividend rate on the mandatorily redeemable noncontrolling interest is 8.00% per annum. We also had RMB1,101.8 million (US$182.0 million) in short-term investments with original maturities of greater than 90 days but less than 365 days. A hypothetical one percentage point (100 basis-point) decrease in interest rates would have resulted in a decrease of approximately RMB7.2 million (US$1.2 million) in interest expense for the year ended December 31, 2013. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments and interest-bearing obligations carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income and interest expenses may fluctuate due to changes in market interest rates.

Foreign Exchange Risk

We earn all of our revenues and incur most of our expenses in Renminbi, and all of our sales contracts are denominated in Renminbi. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge our exposure to such risk. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs is traded in U.S. dollars. The Renminbi appreciated by 3.0% against the U.S. dollar in 2013. A hypothetical 10% decrease in the exchange rate of the U.S. dollar against the RMB would have resulted in a decrease of RMB3.0 million (US$0.5 million) in the value of our U.S. dollar-denominated financial assets at December 31, 2013.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation was halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. As a consequence, the Renminbi fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again. In the recent months, the Renminbi depreciated against the U.S. dollar and the PRC government expanded the band within which the exchange rate between the Renminbi and the U.S. dollar can fluctuate. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the Chinese government to adopt a substantial liberalization of its currency policy, which could result in further appreciation in the value of the Renminbi against the U.S. dollar. To the extent that we need to convert U.S. dollars into Renminbi for capital expenditures and working capital and other business purposes, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Inflation Risk

In the last three years, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2011, 2012 and 2013 were increases of 4.1%, 2.5% and 2.5%, respectively. Although we have not been materially affected by inflation in the past, we cannot assure you that we will not be affected in the future by higher rates of inflation in China.

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

Fees and Other Payments Made by the Depositary to Us

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. For the year ended December 31, 2013, we were entitled to US$165,998 from the depositary as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program.

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

We received net proceeds of US$204.3 million from our initial public offering. For the period from the effective date to December 31, 2013, we used all of the net proceeds received from our initial public offering on data center infrastructure expansion, network infrastructure expansion and general corporate purposes.

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

Our management, with the participation of our chief executive officer and chief financial officer, conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2013. In making this assessment, we used the criteria established within the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework). Based on this assessment, our management has concluded that, as of December 31, 2013, our internal control over financial reporting was effective.

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has audited our internal control over financial reporting as of December 31, 2013 and has issued an attestation report set forth below.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and the Shareholders of 21Vianet Group, Inc.:

We have audited 21Vianet Group, Inc.’s (the “Company”) internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, 21Vianet Group, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of 21Vianet Group, Inc. as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive (loss) income, cash flows and changes in shareholders’ (deficit) equity for each of the three years in the period ended December 31, 2013 and our report dated April 9, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Shanghai, the People’s Republic of China

April 9, 2014

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

	For the Year Ended December 31, (in US$ thousands)
	2012	2013
Audit fees (1)	933	1,298
Audit-related fees (2)	150	200
Tax fees	—	—
All other fees (3)	—	53

Notes:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by Ernst & Young Hua Ming LLP for the audit of our annual financial statements.

(2)	“Audit-related fees” means the aggregate fees billed for services provided in connection with offering of the 2016 Bonds.

(3)	“All other fees” means the aggregate fees billed for services provided by Ernst & Young Hua Ming LLP in connection with our offering of the 2016 Bonds.

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

On September 5, 2013, our board of directors approved a US$10 million share repurchase program, pursuant to which we were authorized to repurchase up to US$10 million of our own outstanding shares within the next 12 months. The share repurchase program permitted us to purchase shares from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades or legally permissible ways depending on the market conditions and in accordance with applicable rules and regulations. For the period from September 5, 2013 to December 31, 2013, we repurchased 586,869 ADSs for a consideration of US$9.7 million under our share repurchase program.

The following table sets forth a summary of our repurchase of our ADSs made from September 5, 2013 to December 31, 2013.

Period	Total Number of ADSs Purchased (2)	Average Price Paid Per ADS (2)		Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs (1)	Maximum Dollar Value of ADSs that May Yet Be Purchased Under Plans or Programs (US$)
September 5 through September 30, 2013	430,632	US$	15.50	430,632	3,324,888
December 1 through December 31, 2013	156,237	US$	19.53	156,237	273,688
Total	586,869	US$	16.57	586,869	273,688

(1)	On September 5, 2013, our board of directors approved a share repurchase program, under which we may repurchase up to US$10 million worth of our outstanding shares within the next 12 months.

(2)	Each ADS represents six Class A ordinary shares.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Certain corporate governance practices in the Cayman Islands, which is our home country, are considerably different than the standards applied to U.S. domestic issuers. NASDAQ Stock Market Rules provide that foreign private issuers are exempt from certain corporate governance requirements of NASDAQ and may follow their home country practices, subject to certain exceptions and requirements to the extent that such exemptions would be contrary to U.S. federal securities laws and regulations. We currently follow our home country practice that: (i) does not require us to solicit proxy and hold meetings of our shareholders every year, as well as seeking shareholders’ approval for amending our share incentive plan, and (ii) does not restrict a company’s transactions with directors, requiring only that directors exercise a duty of care and owe a fiduciary duty to the companies for which they serve. In the future, we may rely on other exemptions provided by NASDAQ, including the exemption that does not require us to obtain shareholder approval for issuing additional securities exceeding 20% of our outstanding ordinary shares. As a result, our investors may not be provided with the benefits of certain corporate governance requirements of NASDAQ.

In accordance with NASDAQ Stock Market Rule 5250(d)(1), we will post this annual report on Form 20-F on our company website at http://ir.21vianet.com. In addition, we will provide hard copies of our annual report free of charge to shareholders and ADS holders upon request.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of 21Vianet Group, Inc. and its subsidiaries and consolidated affiliated entities are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Fourth Amended and Restated Memorandum and Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.2 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 4, 2011)

2.1	Specimen American Depositary Receipt of the Registrant (incorporated by reference to Exhibit 4.1 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

2.2	Specimen Certificate for Class A Ordinary Shares of the Registrant (incorporated by reference to Exhibit 4.2 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

2.3	Deposit Agreement among the Registrant, the depositary and holders and beneficial holders of the American Depositary Shares (incorporated by reference to Exhibit 4.3 from our registration statement on Form S-8 (File No. 333-177273), as amended, filed with the Commission on October 13, 2011)

2.4	Amended and Restated Shareholders Agreement between the Registrant and other parties therein dated January 14, 2011 (incorporated by reference to Exhibit 4.4 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

2.5	Fiscal Agency Agreement, dated March 20, 2013, between 21Vianet Group Inc. and Citicorp International Limited (incorporate by reference to Exhibit 2.5 from the Registrant’s annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 19, 2013)

4.1	Form of Indemnification Agreement between the Registrant and its Directors (incorporated by reference to Exhibit 10.3 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.2	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.4 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

Exhibit Number	Description of Document

4.3	English translation of Loan Agreement dated January 28, 2011, between 21Vianet Data Center Co., Ltd. and the shareholders of Beijing aBitCool Network Technology Co., Ltd. (incorporate by reference to Exhibit 4.7 from the Registrant’s annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 19, 2013)

4.4	English translation of Share Pledge Agreement dated February 23, 2011, among 21Vianet Data Center Co., Ltd., Beijing aBitCool Network Technology Co., Ltd. and the shareholders of Beijing aBitCool Network Technology Co., Ltd. (incorporated by reference to Exhibit 10.6 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.5	English translation of Form Irrevocable Power of Attorney, by the shareholders of Beijing aBitCool Network Technology Co., Ltd. (incorporated by reference to Exhibit 10.7 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.6	English Translation of Power of Attorney dated September 30, 2010, by 21Vianet Data Center Co., Ltd. (incorporated by reference to Exhibit 10.8 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.7	Exclusive Technical Consulting and Services Agreement dated December 19, 2006, between 21Vianet Data Center Co., Ltd. and Beijing aBitCool Network Technology Co., Ltd. (incorporated by reference to Exhibit 10.9 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.8	Optional Share Purchase Agreement dated December 19, 2006, among 21Vianet Data Center Co., Ltd., Beijing aBitCool Network Technology Co., Ltd. (previously known as 21ViaNet System Limited), Beijing 21Vianet Broad Band Data Center Co., Ltd. and the shareholders of Beijing aBitCool Network Technology Co., Ltd. (incorporated by reference to Exhibit 10.10 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.9	Commitment Letter dated September 30, 2010, by AsiaCloud Inc., 21Vianet Data Center Co., Ltd., Sheng Chen and Jun Zhang (incorporate by reference to Exhibit 4.13 from the Registrant’s annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 19, 2013)

4.10	2010 Share Incentive Plan, as amended on January 14, 2011 and July 6, 2012 (incorporated by reference to Exhibit 10.12 from our Form S-8 (File No. 333-187695), initially filed with the Commission on April 3, 2013)

4.11	English translation of Form of Service Agreement of Beijing aBitCool Network Technology Co., Ltd. (incorporated by reference to Exhibit 10.13 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.12	English translation of Form Asset Transfer Agreement (incorporated by reference to Exhibit 10.19 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.13	English summary of Property Lease Agreement dated February 4, 2013, between Beijing Xingguang Tuocheng Investment Co., Ltd. and Beijing 21Vianet Broad Band Data Center Co., Ltd. (incorporate by reference to Exhibit 4.18 from the Registrant’s annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 19, 2013)

Exhibit Number	Description of Document

4.14	Purchase Agreement dated September 31, 2013, among 21Vianet Group, Inc., the Sellers named therein and Esta Investments Pte Ltd (incorporated by reference to Exhibit 99.1 from Form Schedule 13D (File No. 005-86326), initially filed by Esta Investments Pte Ltd and other filers with the Commission on October 25, 2013)

4.15	Investor Rights Agreement dated October 11, 2013, among 21Vianet Group, Inc., Esta Investments Pte Ltd and certain other parties named therein (incorporated by reference to Exhibit 99.2 from Form Schedule 13D (File No. 005-86326), initially filed by Esta Investments Pte Ltd and other filers with the Commission on October 25, 2013)

4.16	Registration Rights Agreement dated October 11, 2013 between 21Vianet Group, Inc. and Esta Investments Pte Ltd (incorporated by reference to Exhibit 99.3 from Form Schedule 13D (File No. 005-86326), initially filed by Esta Investments Pte Ltd and other filers with the Commission on October 25, 2013)

8.1*	List of Subsidiaries and Principal Consolidated Affiliated Entities

11.1	Code of Business Conduct and Ethics of Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young Hua Ming LLP, Independent Registered Public Accounting Firm

15.2*	Consent of King & Wood Mallesons

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this Annual Report on Form 20-F.
**	Furnished with Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

21Vianet Group, Inc.

By:	/s/ Sheng Chen
Name: Sheng Chen
	Title:	Chairman of Board of Directors and Chief Executive Officer

Date: April 9, 2014

21VIANET GROUP, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of

21Vianet Group, Inc.

We have audited the accompanying consolidated balance sheets of 21Vianet Group, Inc. as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive (loss) income, cash flows and changes in shareholders’ (deficit) equity for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of 21Vianet Group, Inc. at December 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the three years for the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), 21Vianet Group, Inc.’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated April 9, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Shanghai, the People’s Republic of China

April 9, 2014

21VIANET GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

		As of December 31,
	Note	2012	2013
		RMB	RMB	US$
ASSETS
Current assets: Cash and cash equivalents		432,254	1,458,856	240,986
Restricted cash		191,766	193,020	31,885
Accounts receivable (net of allowance for doubtful accounts of RMB341 and RMB547 (US$90) as of December 31, 2012 and 2013, respectively)	5	293,369	610,413	100,833
Short-term investments	6	222,701	1,101,826	182,009
Prepaid expenses and other current assets	7	95,756	154,875	25,584
Deferred tax assets	21	8,585	17,816	2,943
Amounts due from related parties	22	18,726	67,498	11,150

Total current assets		1,263,157	3,604,304	595,390

Non-current assets:
Property and equipment, net	8	822,707	1,402,177	231,623
Intangible assets, net	9	303,909	336,889	55,650
Goodwill	10	296,688	410,500	67,810
Restricted cash		221,628	219,056	36,185
Deferred tax assets	21	11,231	14,149	2,337
Long-term investments	11	57,599	106,727	17,630
Other non-current assets		—	37,760	6,238

Total non-current assets		1,713,762	2,527,258	417,473

Total assets		2,976,919	6,131,562	1,012,863

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

		As of December 31,
	Note	2012	2013
		RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings (including short-term bank borrowings of the Consolidated VIEs without recourse to the primary beneficiaries of RMB176,961 and RMB173,726 (US$28,697) as of December 31, 2012 and 2013, respectively)	12	176,961	173,726	28,697
Accounts payable (including accounts payable of the Consolidated VIEs without recourse to the primary beneficiaries of RMB108,860 and RMB186,381 (US$30,788) as of December 31, 2012 and 2013, respectively)		109,571	188,217	31,091
Accrued expenses and other payables (including accrued expenses and other payables of the Consolidated VIEs without recourse to the primary beneficiaries of RMB124,886 and RMB195,817 (US$32,347) as of December 31, 2012 and 2013, respectively)	13	167,498	292,421	48,304
Advances from customers (including advances from customers of the Consolidated VIEs without recourse to the primary beneficiaries of RMB22,976 and RMB33,104 (US$5,468) as of December 31, 2012 and 2013, respectively)		22,976	33,104	5,468
Income taxes payable (including income taxes payable of the Consolidated VIEs without recourse to the primary beneficiaries of RMB23,503 and RMB11,427 (US$1,888) as of December 31, 2012 and 2013, respectively)		23,506	11,476	1,896
Amounts due to related parties—current (including amounts due to related parties—current of the Consolidated VIEs without recourse to the primary beneficiaries of RMB54,870 and RMB47,754 (US$7,888) as of December 31, 2012 and 2013, respectively)	22	105,037	147,699	24,398
Current portion of long term bank borrowings (including current portion of long term bank borrowings of the Consolidated VIEs without recourse to the primary beneficiaries of nil and nil as of December 31, 2012 and 2013, respectively)	12	167,879	197,000	32,542
Current portion of capital lease obligations (including current portion of capital lease obligations of the Consolidated VIEs without recourse to the primary beneficiaries of RMB36,719 and RMB14,600 (US$2,412) as of December 31, 2012 and 2013, respectively)	14	36,719	14,600	2,412
Current portion of deferred tax liabilities ( including current portion of deferred tax liabilities of the Consolidated VIEs without recourse to the primary beneficiaries of nil and RMB3,115 (US$515) as of December 31,2012 and 2013, respectively)	21	—	3,115	515

Total current liabilities		810,147	1,061,358	175,323

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

			As of December 31,
	Note		2012	2013
			RMB	RMB	US$
Non-current liabilities:
Amounts due to related parties—non-current (including amounts due to related parties – non-current of the Consolidated VIEs without recourse to the primary beneficiaries of RMB43,992 and nil as of December 31, 2012 and 2013, respectively)	22		86,316	78,321	12,938
Long-term bank and other borrowings (including long-term bank and other borrowings of the Consolidated VIEs without recourse to the primary beneficiaries of nil and RMB900,000 (US$148,669) as of December 31, 2012 and 2013, respectively)	12		63,000	965,740	159,529
Bonds payable (including bonds payable of the Consolidated VIEs without recourse to the primary beneficiaries of nil and nil as of December 31, 2012 and 2013, respectively)	15		—	998,505	164,941
Non-current portion of capital lease obligations (including non-current portion of capital lease obligations of the Consolidated VIEs without recourse to the primary beneficiaries of RMB52,352 and RMB337,122 (US$55,689) as of December 31, 2012 and 2013, respectively)	14		52,352	337,139	55,691
Unrecognized tax benefits (including unrecognized tax benefits of the Consolidated VIEs without recourse to the primary beneficiaries of RMB12,340 and RMB18,559 (US$3,066) as of December 31, 2012 and 2013, respectively)	21		12,340	18,559	3,066
Deferred tax liabilities (including deferred tax liabilities of the Consolidated VIEs without recourse to the primary beneficiaries of RMB41,712 and RMB74,417 (US$12,293) as of December 31, 2012 and 2013, respectively)	21		44,666	78,593	12,983
Deferred government grants (including deferred government grants of the Consolidated VIEs without recourse to the primary beneficiaries of RMB18,793 and RMB18,046 (US$2,981) as of December 31, 2012 and 2013, respectively)	16		18,793	18,046	2,981
Mandatorily redeemable noncontrolling interests (including mandatorily redeemable noncontrolling interests of the Consolidated VIEs without recourse to the primary beneficiaries of nil and RMB100,000 (US$16,519) as of December 31, 2012 and 2013, respectively)	1	(c)	—	100,000	16,519

Total non-current liabilities			277,467	2,594,903	428,648

Total liabilities			1,087,614	3,656,261	603,971

Commitments and contingencies	27

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

		As of December 31,
	Note	2012	2013
		RMB	RMB	US$
Shareholders’ equity:
Class A Ordinary shares (par value of US$0.00001 per share; 470,000,000 and 470,000,000 shares authorized; 282,959,863 and 344,745,991 shares issued and outstanding as of December 31, 2012 and 2013, respectively)	25	19	22	3
Class B Ordinary Shares (par value of US$0.00001 per share; 300,000,000 and 300,000,000 shares authorized; 64,038,642 and 53,480,544 shares issued and outstanding as of December 31, 2012 and 2013, respectively)	25	4	4	1
Additional paid-in capital		3,294,855	3,944,764	651,629
Accumulated other comprehensive loss	18	(57,367)	(82,589)	(13,643)
Statutory reserves		25,871	35,178	5,811
Accumulated deficit		(1,371,877)	(1,429,410)	(236,120)
Treasury stock	17	(20,702)	(8,917)	(1,473)

Total 21Vianet Group, Inc. shareholders’ equity		1,870,803	2,459,052	406,208

Noncontrolling interest		18,502	16,249	2,684

Total shareholders’ equity		1,889,305	2,475,301	408,892

Total liabilities and shareholders’ equity		2,976,919	6,131,562	1,012,863

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

		For the year ended December 31,
	Note	2011	2012	2013
		RMB	RMB	RMB	US$
Net revenues
Hosting and related services		614,612	866,882	1,259,260	208,015
Managed network services		406,317	657,276	707,457	116,864

Total net revenues		1,020,929	1,524,158	1,966,717	324,879
Cost of revenues		(744,371)	(1,098,477)	(1,449,845)	(239,497)

Gross profit		276,558	425,681	516,872	85,382

Operating expenses
Sales and marketing expenses		(80,885)	(109,871)	(154,479)	(25,518)
General and administrative expenses		(82,926)	(153,512)	(186,907)	(30,875)
Research and development expenses		(34,657)	(63,929)	(77,831)	(12,857)
Changes in the fair value of contingent purchase consideration payable		(63,185)	(17,430)	(55,882)	(9,231)

Operating profit		14,905	80,939	41,773	6,901
Interest income		14,939	16,301	48,503	8,012
Interest expense		(4,398)	(11,376)	(136,775)	(22,594)
Other income		1,943	11,616	6,232	1,029
Other expense		(520)	(2,167)	(2,112)	(347)
Loss from equity method investment		—	(1,101)	(1,372)	(227)
Foreign exchange gain (loss)		32,747	(397)	7,072	1,168

Profit (loss) before income taxes		59,616	93,815	(36,679)	(6,058)

Income tax expense	21	(13,677)	(36,159)	(10,324)	(1,705)

Net profit (loss)		45,939	57,656	(47,003)	(7,763)
Net income attributable to noncontrolling interest		(27,495)	(1,332)	(1,223)	(202)

Net profit (loss) attributable to the Company’s ordinary shareholders		18,444	56,324	(48,226)	(7,965)

Earnings (Loss) per share:
Basic	24	RMB 0.07	RMB 0.16	RMB (0.13)	US$ (0.02)

Diluted	24	RMB 0.06	RMB 0.16	RMB (0.13)	US$ (0.02)

Shares used in earnings (loss) per share computation:
Basic	24	259,595,677	342,533,167	364,353,974	364,353,974
Diluted	24	316,807,661	356,784,209	364,353,974	364,353,974

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For the year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Net profit (loss)	45,939	57,656	(47,003)	(7,763)
Other comprehensive loss, net of tax:
Foreign currency translation adjustments, net of tax	(56,253)	(2,588)	(25,222)	(4,166)
Other comprehensive loss, net of tax	(56,253)	(2,588)	(25,222)	(4,166)
Comprehensive (loss) income	(10,314)	55,068	(72,225)	(11,929)
Less: comprehensive income attributable to noncontrolling interest	27,495	1,332	1,223	202
Comprehensive (loss) income attributable to the Company’s ordinary shareholders	(37,809)	53,736	(73,448)	(12,131)

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For the year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit (loss)	45,939	57,656	(47,003)	(7,763)
Adjustments to reconcile net profit (loss) to net cash generated from operating activities:
Foreign exchange (gain) loss	(32,747)	397	(7,072)	(1,168)
Changes in the fair value of contingent purchase consideration payable	63,185	17,430	55,882	9,231
Depreciation of property and equipment	58,873	92,786	141,286	23,339
Amortization of intangible assets	30,104	35,377	58,903	9,730
Loss on disposal of property and equipment	415	1,786	347	57
Provision for doubtful accounts and other receivables	183	538	550	91
Stock based compensation expense	41,959	67,632	67,769	11,195
Deferred income taxes (benefit) expense	(18,492)	(9,322)	(19,581)	(3,235)
Bargain purchase gain	—	(10,539)	—	—
Loss from equity method investment	—	1,101	1,372	227
Changes in operating assets and liabilities, net of effects of acquisitions:
Restricted cash	—	—	(871)	(144)
Accounts receivable	(66,436)	(131,783)	(303,391)	(50,117)
Prepaid expenses and other current assets	(6,701)	(7,131)	(44,596)	(7,366)
Amounts due from related parties	(34,093)	35,713	(7,651)	(1,263)
Accounts payable	14,955	20,204	61,269	10,121
Unrecognized tax benefits (expense)	21,226	(14,461)	6,219	1,027
Accrued expenses and other payables	48,291	(660)	103,952	17,171
Advances from customers	5,918	(7,155)	10,128	1,673
Income taxes payable	2,089	17,639	(12,772)	(2,110)
Deferred government grants	419	12,974	(747)	(124)
Amounts due to related parties	(8,952)	(6,259)	538	89

Net cash generated from operating activities	166,135	173,923	64,531	10,661

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(255,755)	(446,725)	(419,126)	(69,235)
Purchases of intangible assets	(802)	(133,882)	(36,181)	(5,977)
Proceeds from disposal of property and equipment	7,598	202	241	40
Payments for short-term investments	(1,650,295)	(267,434)	(1,098,268)	(181,421)
Loans to related parties	—	(15,024)	(37,050)	(6,120)
Receipt of loans to a related party	—	—	1,219	201
Proceeds received from maturity of short-term investments	747,144	939,273	219,143	36,200
Payments for business acquisitions, net of cash acquired (Note 4)	(107,744)	(67,067)	(61,793)	(10,208)
Payments for long-term investments	(8,200)	(50,500)	(50,500)	(8,342)
Loans to seller of iJoy	—	(12,885)	—	—
Loans to seller of BJ Yichengtaihe (Note 4)	—	—	(24,000)	(3,965)
Deposit for acquisition of BJ Yichengtaihe (Note 4)	—	—	(1,000)	(165)
Restricted cash	—	(121,628)	—	—

Net cash used in investing activities	(1,268,054)	(175,670)	(1,507,315)	(248,992)

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For the year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
CASH FLOWS FROM FINANCING ACTIVITIES
Restricted cash	(137)	(287,188)	(383)	(63)
Proceeds from mandatorily redeemable noncontrolling interests (Note 1(c))	—	—	100,000	16,519
Proceeds from exercise of stock options	9,798	3,300	6,470	1,069
Proceeds from issuance of ordinary shares	1,332,904	—	533,301	88,095
Repurchase of ordinary shares	(190,022)	—	(59,822)	(9,882)
Consideration paid to selling shareholders (Note 25)	—	—	(78,685)	(12,998)
Proceeds received on behalf of selling shareholders (Note 25)	—	—	78,685	12,998
Proceeds from issuance of preferred shares	230,220	—	—	—
Dividends paid to noncontrolling shareholders of subsidiary	(3,816)	—	(3,476)	(574)
Proceeds from issuance of bonds, net	—	—	972,841	160,702
Proceeds from long-term bank borrowings	—	231,879	935,861	154,593
Proceeds from short-term bank borrowings	110,000	176,961	200,044	33,045
Repayment of long-term bank borrowings	—	(1,000)	(4,000)	(661)
Repayment of short-term bank borrowings	(45,000)	(100,000)	(203,279)	(33,579)

Net cash generated from financing activities	1,443,947	23,952	2,477,557	409,264

Effect of foreign exchange rate changes on cash and short term investments	(14,895)	(340)	(8,171)	(1,350)
Net increase in cash and cash equivalents	327,133	21,865	1,026,602	169,583
Cash and cash equivalents at beginning of year	83,256	410,389	432,254	71,403

Cash and cash equivalents at end of year	410,389	432,254	1,458,856	240,986

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For the year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Supplemental disclosures of cash flow information:
Income taxes paid	(8,854)	(44,491)	(38,119)	(6,297)
Interest paid	(4,398)	(10,630)	(62,123)	(10,262)
Interest received	4,644	19,598	27,097	4,476

Supplemental disclosures of non-cash activities:

Purchase of property and equipment through capital leases	25,894	(10,837)	262,668	43,390
Purchase of property and equipment included in accrued expenses and other payables, notes payable, and amounts due to related parties	4,930	12,797	44,573	7,363
Purchase of intangible assets included in accrued expenses and other payables	218	19,761	(10,187)	(1,683)
Disposal of property and equipment included in amounts due from related parties	5,913	—	—	—
Contingent consideration related to the acquisitions included in amount due to related parties	77,686	(23,889)	35,483	5,376
Conversion of redeemable convertible preferred shares into ordinary shares concurrent with initial public offering	1,221,330	—	—	—

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

	Note	Number of ordinary shares	Treasury Stock	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Statutory reserves	Accumulated deficit	Total 21Vianet Group, Inc. shareholders’ (deficit) equity	Noncontrolling interest	Total shareholders’ (deficit) equity
			RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2011		96,352,410	—	7	512,225	1,474	14,143	(1,357,747)	(829,898)	120,371	(709,527)
Consolidated net profit		—	—	—	—	—	—	18,444	18,444	27,495	45,939
Other comprehensive income, net		—	—	—	—	(56,253)	—	—	(56,253)	—	(56,253)
Share based compensation	20	—	—	—	41,959	—	—	—	41,959	—	41,959
Beneficial conversion features related to the issuance of Series C1 Preferred Shares		—	—	—	77,170	—	—	(77,170)	—	—	—
Conversion from preferred shares		148,162,920	—	10	1,221,320	—	—	—	1,221,330	—	1,221,330
Net proceeds from issuance of ordinary shares upon IPO		89,700,000	—	5	1,332,899	—	—	—	1,332,904	—	1,332,904
Share repurchase	17	(18,135,192)	(190,022)	—	—	—	—	—	(190,022)	—	(190,022)
Share options exercised		10,226,440	—	1	9,797	—	—	—	9,798	—	9,798
Shares issued to depository bank		8,207,178	—	—	—	—	—	—	—	—	—
Settlement of share options exercised with shares held by depository bank		(987,720)	—	—	—	—	—	—	—	—	—
Purchase of 49% equity interest in the Managed Network Entities		—	—	—	(42,288)	—	—	—	(42,288)	(126,880)	(169,168)
Settlement of stock consideration by treasury Stock	17	2,100,000	22,004	—	(1,848)	—	—	—	20,156	—	20,156
Reclassification of contingent consideration payable upon resolution of contingencies		—	—	—	126,424	—	—	—	126,424	—	126,424
Appropriation of dividend to noncontrolling interests		—	—	—	—	—	—	—	—	(3,816)	(3,816)
Appropriation of statutory reserves		—	—	—	—	—	1,694	(1,694)	—	—	—

Balance as of December 31, 2011		335,626,036	(168,018)	23	3,277,658	(54,779)	15,837	(1,418,167)	1,652,554	17,170	1,669,724

Balance as of January 1, 2012		335,626,036	(168,018)	23	3,277,658	(54,779)	15,837	(1,418,167)	1,652,554	17,170	1,669,724
Consolidated net profit		—	—	—	—	—	—	56,324	56,324	1,332	57,656
Other comprehensive loss, net		—	—	—	—	(2,171)	—	—	(2,171)	—	(2,171)
Share based compensation	20	—	—	—	67,632	—	—	—	67,632	—	67,632
Share repurchase	17	(2,686,965)	—	—	—	—	—	—	—	—	—
Share options exercised	20	3,128,472	—	—	3,300	—	—	—	3,300	—	3,300
Restricted share units vested	20	645,491	—	—	—	—	—	—	—	—	—
Settlement of share options with shares held by depository bank		(3,773,963)	—	—	—	—	—	—	—	—	—

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

	Note	Number of ordinary shares	Treasury Stock	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Statutory reserves	Accumulated deficit	Total 21Vianet Group, Inc. shareholders’ (deficit) equity	Noncontrolling interest	Total shareholders’ (deficit) equity
			RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Settlement of stock consideration by treasury stock	17	14,059,434	147,316	—	(146,899)	(417)	—	—	—	—	—
Reclassification of contingent consideration payable upon resolution of contingencies		—	—	—	93,164	—	—	—	93,164	—	93,164
Appropriation of statutory reserves	18	—	—	—	—	—	10,034	(10,034)	—	—	—

Balance as of December 31, 2012		346,998,505	(20,702)	23	3,294,855	(57,367)	25,871	(1,371,877)	1,870,803	18,502	1,889,305

Balance as of January 1, 2013		346,998,505	(20,702)	23	3,294,855	(57,367)	25,871	(1,371,877)	1,870,803	18,502	1,889,305
Consolidated net loss		—	—	—	—	—	—	(48,226)	(48,226)	1,223	(47,003)
Other comprehensive loss, net		—	—	—	—	(25,144)	—	—	(25,144)	—	(25,144)
Issuance of new shares	25	39,965,142	—	2	533,299	—	—	—	533,301	—	533,301
Settlement of stock consideration by treasury stock		5,040,684	71,607	—	(71,529)	(78)	—	—	—	—	—
Share based compensation	20	—	—	—	58,873	—	—	—	58,873	—	58,873
Share issued to depository bank		6,000,000	—	1	(1)	—	—	—	—	—	—
Reclassification of contingent consideration payable upon resolution of contingencies		—	—	—	122,797	—	—	—	122,797	—	122,797
Appropriation of statutory reserves	18	—	—	—	—	—	9,307	(9,307)	—	—	—
Appropriation of dividend to noncontrolling interests		—	—	—	—	—	—	—	—	(3,476)	(3,476)
Share repurchase	17	(3,521,214)	(59,822)	—	—	—	—	—	(59,822)	—	(59,822)
Share options exercised	20	6,587,580	—	—	6,470	—	—	—	6,470	—	6,470
Restricted share units vested		1,500,348	—	—	—	—	—	—	—	—	—
Settlement of share options with shares held by depository bank		(4,344,510)	—	—	—	—	—	—	—	—	—

Balance as of December 31, 2013		398,226,535	(8,917)	26	3,944,764	(82,589)	35,178	(1,429,410)	2,459,052	16,249	2,475,301

Balance as of December 31, 2013, in US$		398,226,535	(1,473)	4	651,629	(13,643)	5,811	(236,120)	406,208	2,684	408,892

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

On April 21, 2011, the Company completed its initial public offering (“IPO”) of 14,950,000 American Depositary Shares (“ADS”) at US$15 per ADS. Each ADS comprises six ordinary shares. The net proceeds to the Company from the offering amounted to RMB1,332,904. Concurrent with the Company’s IPO, all of the Company’s classes of issued and outstanding Series A, B, C and C1 redeemable convertible preferred shares were automatically converted into 148,162,920 Class B ordinary shares of the Company.

(a) As of December 31, 2013, subsidiaries of the Company and its consolidated variable interest entities included the following entities:

Entity	Date of incorporation/ Acquisition	Place of incorporation	Percentage of direct ownership by the Company	Principal activities
			Direct
Subsidiaries:
21ViaNet Group Limited (“21Vianet HK”)	May 25, 2007	Hong Kong	100%	Investment holding
21ViaNet Data Center Co., Ltd. (“21Vianet China”) (1)	June 12, 2000	PRC	100%	Provision of technical and consultation services and rental of long-lived assets
Fastweb International Holdings (“Fastweb Holdings”) (5)	September 9, 2012	Cayman Islands	100%	Investment holding
Hongkong Fastweb Holdings Co., Limited (“Fastweb HK”) (5)	September 9, 2012	Hong Kong	100%	Investment holding
Beijing Fastweb Technology Co., Ltd. (“Fastweb Technology”) (1) / (5)	September 9, 2012	PRC	100%	Dormant company
21Vianet (Foshan) Technology Co., Ltd. (“FS Technology”) (1)	December 20, 2011	PRC	100%	Trading of network equipment, provision of technical and internet data center services
21Vianet Anhui Suzhou Technology Co., Ltd. (“SZ Technology”) (1)	November 16, 2011	PRC	100%	Trading of network equipment
21ViaNet@Xian Holding Limited (“21V Xi’an Holding”) (4)	July 5, 2012	British Virgin Islands	100%	Investment holding
21Vianet (Xi’an) Technology Co., Ltd. (“Xi’an Tech”) (1) / (4)	July 5, 2012	PRC	100%	Provision of internet data center services

21Vianet Hangzhou Information Technology Co., Ltd. (“HZ Technology”) (1)	March 4, 2013	PRC	100%	Dormant company
APEXER Investment limited (“Apexer BVI”) (8)	July 30, 2013	British Virgin Islands	100%	Investment holding

Beijing Apex Investment LTD (“BJ Apex”) (1) / (8)	July 30, 2013	PRC	100%	Investment holding
Asiacloud Communication (HK) Limited (“Asiacloud Communication HK”)	July 3, 2013	Hong Kong	100%	Investment holding

iJoy Holding Limited (“iJoy BVI”) (7)	April 30, 2013	British Virgin Islands	100%	Investment holding
Asiacloud Wireless Limited (“Asiacloud Wireless HK”) (7)	April 30, 2013	Hong Kong	100%	Investment holding
Suzhou Zhuoaiyi Information Technology Co., Ltd. (“SZ Zhuoaiyi”) (1) / (7)	April 30, 2013	PRC	100%	Provision of technical and consultation services

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

1.	ORGANIZATION (CONTINUED)

Entity	Date of incorporation/ Acquisition	Place of incorporation	Percentage of direct ownership by the Company	Principal activities
Direct
Variable Interest Entities (the “VIEs”)
Beijing aBitCool Network Technology Co., Ltd. (“21Vianet Technology”) (1) / (2)	October 22, 2002	PRC	—	Provision of internet data center and managed network services
Beijing iJoy Information Technology Co., Ltd. (“BJ iJoy”) (1) / (2)/ (7)	April 30, 2013	PRC	—	Provision of internet data center, content delivery network services
Held directly by BJ iJoy:
Shanghai iJoy Information Technology Co., Ltd. (“SH iJoy”) (1) / (2)/ (7)	May 30, 2013	PRC	—	Provision of internet data center, content delivery network services
Held directly by 21Vianet Technology:
Beijing 21Vianet Broad Band Data Center Co., Ltd. (“21Vianet Beijing”) (1) / (2)	March 15, 2006	PRC	—	Provision of internet data center and managed network services
Dongguan Asia Cloud Investment Co., Ltd. (“Asia Cloud Investment”) (1) / (2) / (9)	July 30, 2013	PRC	—	Investment holding

Held directly by Asia Cloud Investment:
Dongguan Asia Cloud Network Technology Co., Ltd. (“Asia Cloud Technology”) (1) /(2) /(9)	August 16, 2013	PRC	—	Dormant company
Held directly by 21Vianet Beijing:
Shanghai Wantong 21Vianet Information Technology Co., Ltd. (“SH Wantong”) (1) / (2)	February 20, 2008	PRC	—	Provision of internet data center services
21Vianet (Xi’an) Information Outsourcing Industry Park Services Co., Ltd. (“Xi’an Sub”) (1) / (2)	June 23, 2008	PRC	—	Provision of internet data center services
Beijing Chengyishidai Network Technology Co., Ltd. (“CYSD”) (1) / (2) / (3)	September 30, 2010	PRC	—	Provision of managed network services
Zhiboxintong (Beijing) Network Technology Co., Ltd. (“ZBXT”) (1) / (2) / (3)	September 30, 2010	PRC	—	Provision of managed network services
Beijing Bozhiruihai Network Technology Co., Ltd. (“BZRH”) (1) / (2) / (3)	September 30, 2010	PRC	—	Provision of managed network services
Beijing Bikonghengtong Network Technology Co., Ltd. (“BKHT”) (1) / (2) / (3)	September 30, 2010	PRC	—	Provision of managed network services
Xingyunhengtong Beijing Network Technology Co., Ltd. (“XYHT”) (1) / (2) / (3)	September 30, 2010	PRC	—	Provision of managed network services
Fuzhou Yongjiahong Communication Technology Co., Ltd. (“YJH”) (1) / (2) / (3)	September 30, 2010	PRC	—	Provision of managed network services
Jiujiang Zhongyatonglian Network Technology Co., Ltd. (“JJZY”) (1) / (2) / (3)	November 16, 2010	PRC	—	Provision of managed network services
Guangzhou Gehua Network Technology and Development Co., Ltd. (“Gehua”) (1) / (2)	October 8, 2011	PRC	—	Provision of managed network services
Shanghai Cloud 21Vianet Network Co., Ltd. (“SH Cloud”) (1) / (2)	October 1, 2011	PRC	—	Dormant company
Shenzhen Cloud Information Technology Co., Ltd. (“SZ Cloud”) (1) / (2)	October 27, 2011	PRC	—	Dormant company

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

1.	ORGANIZATION (CONTINUED)

Entity	Date of incorporation/ Acquisition	Place of incorporation	Percentage of direct ownership by the Company	Principal activities
Direct
Langfang Xunchi Computer Data Processing Co., Ltd. (“LF Xunchi”) (1) / (2)	December 19, 2011	PRC	—	Dormant company
Beijing Fastweb Network Technology Co., Ltd. (“Fastweb Network BJ”) (1) / (2) / (5)	September 9, 2012	PRC	—	Provision of internet data center and internet content delivery network services
Shanghai Fawei Technology Co., Ltd. (“SH Fawei”) (1) / (2) / (5)	September 9, 2012	PRC	—	Internet data center, content delivery network and related services
Hangzhou Zhentuo Information Technology Co., Ltd. (“HZ Zhentuo”) (1) / (2)	August 16, 2012	PRC	—	Dormant company
Shanghai Xiangyun 21Vianet Network Technology Co., Ltd. (“SH Xiangyun”) (1) / (2)	October 22, 2012	PRC	—	Dormant company
Shanghai Lanyun 21Vianet Network Technology Co., Ltd. (“SH Lanyun”) (1) / (2)	March 21, 2013	PRC	—	Provision of Office 365 and Windows Azure platform services
Beijing Tianwang Online Communication Technology Co., Ltd. (“BJ Tianwang”) (1) / (2)/ (6)	February 28, 2013	PRC	—	Provision of managed network services
Beijing Yilong Technology Co., Ltd. (“BJ Yilong”) (1) / (2)/ (6)	February 28, 2013	PRC	—	Provision of managed network services
Wuhan Fastweb Cloud Computing Co., Ltd. (“Fastweb WH”) (1) / (2)	September 24, 2013	PRC	—	Provision of internet data center and internet content delivery network services

(1)	Collectively, the “PRC Subsidiaries”.
(2)	Collectively, the “Consolidated VIEs”.
(3)	Collectively, the “Managed Network Entities”.
(4)	On July 5, 2012, the Company through its wholly-owned subsidiary, 21Vianet HK, acquired 100% equity interests in these entities (collectively referred to as “21V Xi’an”) from 21 Vianet Infrastructure Limited, a subsidiary of aBitCool Inc. (“aBitCool”) (Note 4).
(5)	On September 9, 2012, the Company and its subsidiary, 21Vianet Beijing, acquired 100% equity interests in these entities (collectively referred to as “Fastweb”) (Note 4).
(6)	On February 28, 2013, the Company through its wholly-owned subsidiary, 21Vianet Beijing, acquired 100% equity interests in these entities (collectively referred to as “Tianwang and Yilong”) (Note 4).
(7)	On April 30, 2013, the Company acquired 100% equity interests in these entities (collectively referred to as “iJoy”) (Note 4).
(8)	On July 30, 2013, the Company through 21Vianet HK acquired 100% equity interests in these entities, which were accounted for as an asset acquisition.
(9)	On July 30, 2013, the Company through 21Vianet Technology, and a state-owned entity established these entities for future operations of telecommunication related services (collectively referred to as “Asia Cloud Group”) (Note 1(c)).

(b) PRC laws and regulations prohibit foreign ownership of internet and telecommunications-related businesses. To comply with these foreign ownership restrictions, the Group conducts its businesses in the PRC through its VIEs using contractual agreements (the “VIE Agreements”). The equity interests of 21Vianet Technology are legally held by certain PRC individuals, including Chen Sheng, the Director and CEO of the Company (collectively the “Nominee Shareholders”). The following is a summary of the key terms of the VIE Agreements:

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

1.	ORGANIZATION (CONTINUED)

Exclusive option agreement

Pursuant to the exclusive option agreement entered into amongst 21Vianet China and the Nominee Shareholders of 21Vianet Technology, the Nominee Shareholders granted the Company or its designated party, an exclusive irrevocable option to purchase all or part of the equity interests held by the Nominee Shareholders in 21Vianet Technology, when and to the extent permitted under the PRC laws, at an amount equal to RMB1. 21Vianet Technology cannot declare any profit distributions or grant loans in any form without the prior written consent of 21Vianet China. The Nominee Shareholders must remit in full any funds received from 21Vianet Technology to 21Vianet China, in the event any distributions are made by 21Vianet Technology. The term of this agreement is 10 years, expiring on December 18, 2016, which is renewable at the sole discretion of 21Vianet China.

Exclusive technical consulting and service agreement

Pursuant to the exclusive technical consulting and service agreement entered into between 21Vianet China and 21Vianet Technology, 21Vianet China is to provide exclusive management consulting services and internet technical services in return for fees based on of a predetermined hourly rate of RMB1, which is adjustable at the sole discretion of 21Vianet China. The term of this agreement is 10 years, expiring on December 18, 2016, which is renewable at the sole discretion of 21Vianet China.

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

Power of attorney agreement

The Nominee Shareholders entered into the power of attorney agreement whereby they granted an irrevocable proxy of the voting rights underlying their respective equity interests in 21Vianet Technology to 21Vianet China, which includes, but are not limited to, all the shareholders’ rights and voting rights empowered to the Nominee Shareholders by the company law and 21Vianet Technology’s Articles of Association. The power of attorney remains valid and irrevocable from the date of execution, so long as each Nominee Shareholder remains as a shareholder of 21Vianet Technology.

The power of attorney agreement was subsequently reassigned to 21Vianet Group, Inc. in September 2010.

Share pledge agreement

Pursuant to the share pledge agreement entered into amongst 21Vianet China, 21Vianet Technology and the Nominee Shareholders, the Nominee Shareholders have contemporaneously pledged all their equity interests in 21Vianet Technology to guarantee the repayment of the loan under the Loan Agreement between 21Vianet China and the Nominee Shareholders.

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

sell the pledged equity interests. The Nominee Shareholders agreed not to transfer, sell, pledge, dispose of or otherwise create any new encumbrance on their equity interests in 21Vianet Technology without the prior written consent of 21Vianet China.

Financial support letter

Pursuant to the financial support letter, 21Vianet Group, Inc. agreed to provide unlimited financial support to 21Vianet Technology for its operations and agreed to forego the right to seek repayment in the event 21Vianet Technology is unable to repay such funding.

On April 30, 2013, the Company acquired 100% equity interest of iJoy (Note 4). The key terms of the VIE Agreements among iJoy BVI, SZ Zhuoaiyi, BJ iJoy and its Nominee Shareholder are similar to those summarized above, pursuant to which iJoy BVI was considered as the primary beneficiary of BJ iJoy.

Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between the Company and 21Vianet Technology through the irrevocable power of attorney agreement, whereby the Nominee Shareholders effectively assigned all of their voting rights underlying their equity interests in 21Vianet Technology to the Company. In addition, the Company, through 21Vianet China, obtained effective control over 21Vianet Technology through the ability to exercise all the rights of 21Vianet Technology’s shareholders pursuant to the share pledge agreement and exclusive option agreement. The Company demonstrates its ability and intention to continue to exercise the ability to absorb substantially all of the expected losses through the financial support letter. In addition, the Company also demonstrates its ability to receive substantially all of the economic benefits of 21Vianet Technology through 21Vianet China through the consulting and service agreement. Thus, the Company is the primary beneficiary of 21Vianet Technology and consolidates 21Vianet Technology and its subsidiaries under ASC 810-10 Consolidation: Overall. Similar conclusion has been reached with respect to the VIE structure with iJoy BVI as the primary beneficiary.

In the opinion of the Company’s management and PRC counsel, (i) the ownership structure of the VIEs is in compliance with existing PRC laws and regulations in any material respect, (ii) each of the VIE Agreements is valid, legally binding and enforceable to each party of such agreements under the existing PRC laws, (iii) the execution, delivery, effectiveness, enforceability and performance of each of the VIE Agreements will not violate any PRC laws or regulations currently in effect, except for such violation that would not have a material adverse effect, and (iv) the Company’s operations are in compliance with existing PRC laws and regulations in all material aspects.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Company and its contractual arrangements with the VIEs are found to be in violation of any existing or future PRC laws and regulations, the Company may be required to restructure its ownership structure and operations in the PRC to comply with the changing and new PRC laws and regulations. To the extent that changes and new PRC laws and regulations prohibit the Company’s VIE arrangements from complying with the principles of consolidation, the Company would have to deconsolidate the financial position and results of operations of its VIEs. In the opinion of management, the likelihood of loss in respect of the Company’s current ownership structure or the contractual arrangements with the VIEs is remote based on current facts and circumstances.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

1.	ORGANIZATION (CONTINUED)

(c)	Establishment of Asia Cloud Group

On July 30, 2013, the Company through 21Vianet Technology, and a state-owned entity (“SOE”) established Asia Cloud Investment in the Guangdong Province of the PRC for the operations of telecommunication related services. The registered capital of Asia Cloud Investment is RMB1,000,000, of which RMB900,000 and RMB100,000 were contributed by 21Vianet Technology and the SOE, respectively, for 90% and 10% equity interests held by 21Vianet Technology and the SOE, respectively. The investment structure is set up as follows:

(i)	21Vianet Technology received two entrusted loans from Bank of Dongguan which were entrusted by the SOE with an aggregate principal amount of RMB900,000, an annual interest rate of 4% and maturity dates of August 28 and September 10, 2015, respectively (Note 12), for the sole purpose of 21Vianet Technology’s capital contribution in Asia Cloud Investment. In return, 21Vianet Technology pledged its right of sale or transfer of the 90% equity interest in Asia Cloud Investment and the underlying dividend rights to the SOE to guarantee the repayment of the loans.

(ii)	Pursuant to a confirmation letter effective since the incorporation of Asia Cloud Investment, 21Vianet Technology agreed to provide unlimited financial support to Asia Cloud Investment for its operations and agreed to forego the right to seek repayment in the event Asia Cloud Investment is unable to repay such funding.

(iii)	The 10% equity interest in Asia Cloud Investment held by the SOE is contractually required to be repurchased by 21Vianet Technology at the end of five years from the establishment of Asia Cloud Investment at a consideration equivalent to the higher of the then fair value and the investment cost of RMB100,000. The SOE is also entitled to a cumulative dividend at 8% per annum for its capital contribution of RMB100,000 in Asia Cloud Investment.

As of December 31, 2013, Asia Cloud Investment and its subsidiary, Asia Cloud Technology, have not commenced any significant operations except investment in certain held-to-maturity securities with an aggregate amount of RMB900,000 (Note 6).

Asia Cloud Investment is determined as a variable interest entity as 21Vianet’s investment of RMB900,000 was funded by the SOE, which is also a party involved in Asia Cloud Investment. As 21Vianet Technology maintains the power to direct the activities that most significantly affect Asia Cloud Investment’s economic performances through its voting interest underlying the 90% equity interest in accordance with company law and the articles of association of Asia Cloud Investment and absorbs the expected losses of Asia Cloud Investment, 21Vianet Technology is the primary beneficiary of Asia Cloud Investment and consolidates Asia Cloud Investment and its subsidiary under by ASC 810-10 Consolidation: Overall.

The 10% equity interest held by the SOE is accounted for as a liability recorded as “Mandatorily redeemable noncontrolling interests” in the Company’s consolidated balance sheets as a result of the mandatory redemption feature and is carried at the redemption value at the end of each reporting date as determined in accordance with the contract terms. The 8% cumulative dividend is accrued as an interest expense during each reporting period.

(d) VIE disclosures

Except for certain computer and network equipment with carrying amounts of RMB94,129 (US$15,549) that were pledged to secure banking borrowings granted to the Company (Note 12), there were no pledges or collateralization of the Consolidated VIEs’ assets. Creditors of the Consolidated VIEs have no recourse to

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

1.	ORGANIZATION (CONTINUED)

the general credit of the primary beneficiaries of the Consolidated VIEs, and such amounts have been parenthetically presented on the face of the consolidated balance sheets. The Consolidated VIEs operate the data center and own facilities including data center buildings, leasehold improvements, fiber optic cables, computers and network equipment, which are recognized in the Company’s consolidated financial statements. They also hold certain value-added technology licenses, registered copyrights, trademarks and registered domain names, including the official website, which are also considered as revenue-producing assets. However, none of such assets was recorded on the Company’s consolidated balance sheets as such assets were all acquired or internally developed with insignificant cost and expensed as incurred. In addition, the Company also hires data center operation and marketing workforce for its daily operations and such costs are expensed when incurred. The Company has not provided any financial or other support that it was not previously contractually required to provide to the Consolidated VIEs during the periods presented.

The following tables represent the financial information of the Consolidated VIEs as of December 31, 2012 and 2013 and for the years ended December 31, 2011, 2012 and 2013 before eliminating the intercompany balances and transactions between the Consolidated VIEs and other entities within the Group:

	As of December 31,
	2012	2013
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	167,920	259,987	42,947
Restricted cash	1,766	3,020	499
Accounts receivable (net of allowance for doubtful accounts of RMB341 and RMB547 (US$90) as of December 31, 2012 and 2013, respectively)	293,361	605,205	99,973
Short-term investments	—	900,000	148,669
Prepaid expenses and other current assets	50,194	110,865	18,314
Deferred tax assets	8,585	22,811	3,768
Amounts due from related parties	3,702	9,800	1,619

Total current assets	525,528	1,911,688	315,789

Non-current assets:
Property and equipment, net	559,653	813,939	134,453
Intangible assets, net	188,026	230,607	38,094
Goodwill	296,688	410,500	67,810
Deferred tax assets	10,914	13,482	2,227
Long-term investments	49,399	98,526	16,275
Other non-current assets	—	11,645	1,924

Total non-current assets	1,104,680	1,578,699	260,783

Total assets	1,630,208	3,490,387	576,572

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

1.	ORGANIZATION (CONTINUED)

	As of December 31,
	2012	2013
	RMB	RMB	US$
Current liabilities:
Short-term bank borrowings	176,961	173,726	28,697
Accounts payable	108,860	186,381	30,788
Accrued expenses and other payables	124,886	195,817	32,347
Advance from customers	22,976	33,104	5,468
Income tax payable	23,503	11,427	1,888
Amount due to inter-companies (1)	499,087	634,755	104,854
Amount due to related parties (2)	54,870	47,754	7,888
Current portion of capital lease obligation	36,719	14,600	2,412
Deferred tax liabilities	—	3,115	515

Total current liabilities	1,047,862	1,300,679	214,857

Non-current liabilities:
Amounts due to related parties—non-current	43,992	—	—
Other borrowings	—	900,000	148,669
Non-current portion of capital lease obligations	52,352	337,122	55,689
Unrecognized tax benefits	12,340	18,559	3,066
Deferred tax liabilities	41,712	74,417	12,293
Deferred government grants	18,793	18,046	2,981
Mandatorily redeemable noncontrolling interests	—	100,000	16,519

Total non-current liabilities	169,189	1,448,144	239,217

Total liabilities	1,217,051	2,748,823	454,074

	For the Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Net revenues	1,021,006	1,527,626	2,051,248	338,842
Net profit	50,764	122,552	179,049	29,577

	For the Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Net cash provided by operating activities	150,739	169,304	195,659	32,321
Net cash used in investing activities	(224,704)	(205,069)	(1,272,863)	(210,262)
Net cash provided by financing activities	86,109	110,076	1,168,139	192,963
Increase in cash and cash equivalents	12,144	74,311	90,935	15,022

(1)	Amount due to inter-companies consist of intercompany payables to the other companies within the Group for the purchase of telecommunication resources and fixed assets on behalf of the Consolidated VIEs. The Consolidated VIEs had intercompany payable of nil and RMB14,892 (US$2,460) to 21Vianet China and SZ Zhuoaiyi for accrued service fees as of December 31, 2012 and 2013, respectively. Service fees paid by the Consolidated VIEs to 21Vianet China and SZ Zhuoaiyi were nil, RMB4,224 and RMB9,924 (US$1,639) for the years ended December 31, 2011, 2012 and 2013, respectively.

(2)	Information with respect to related parties is discussed in Note 22.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

(b)	Principles of Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and the Consolidated VIEs for which the Company or a subsidiary of the Company is the primary beneficiary. All significant inter-company transactions and balances between the Company, its subsidiaries and the Consolidated VIEs are eliminated upon consolidation. Results of acquired subsidiaries and its Consolidated VIEs are consolidated from the date on which control is transferred to the Company.

(c)	Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant estimates and assumptions reflected in the Company’s financial statements include, but are not limited to, estimating the useful lives of long-lived assets, assessing the initial valuation of the assets acquired and liabilities assumed in a business combination and the subsequent impairment assessment of long-lived assets and related goodwill, determining the provision for accounts receivable, accounting for deferred income taxes, accounting for share-based compensation arrangements and accounting for mandatorily redeemable noncontrolling interests. The valuation of and accounting for the Company’s purchase consideration (Note 4) also requires significant estimates and judgments provided by management. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(d)	Foreign Currency

The functional currency of the Company and its overseas subsidiaries is the United States dollar (“US$”), whereas the functional currency of the Company’s PRC subsidiaries and its Consolidated VIEs is the Chinese Renminbi (“RMB”) as determined based on the criteria of ASC 830, Foreign Currency Matters. The Company uses the RMB as its reporting currency. Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are re-measured at the balance sheet date exchange rate. Exchange gains and losses are included in foreign exchange gains and losses in the consolidated statements of operations.

Assets and liabilities of the Company and its overseas subsidiaries are translated into RMB at fiscal year-end exchange rates. Income and expense items are translated at average exchange rates prevailing during the fiscal year. The resulting translation adjustments are recorded in other comprehensive loss within the statements of comprehensive income.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(e)	Convenience Translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.0537 on December 31, 2013 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

(f)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and demand deposits placed with banks or other financial institutions which are unrestricted as to withdrawal and use and have original maturities less than three months. All highly liquid investments with a stated maturity of 90 days or less from the date of purchase are classified as cash equivalents.

(g)	Restricted cash

Restricted cash mainly represents amounts held by a few banks in escrow as security for credit facilities and the guarantee of compliance with the network and service requirements of the radio spectrum license awarded by the Hong Kong Telecommunication Authority.

(h)	Short-term investments

All highly liquid investments with stated maturities of greater than 90 days but less than 365 days are mainly fixed rate time deposits, floating-rate time deposits and floating rate principal guaranteed investments that are classified as held-to-maturity short-term investments, which are stated at their amortized costs, which approximate their estimated fair value for their short-term maturity. The Company accounts for short-term investments in accordance with ASC Topic 320 (“ASC 320”), Investments—Debt and Equity Securities. The Company classifies the short-term investments in debt and equity securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320. Dividend and interest income for all categories of investments in securities are included in earnings. Any realized gains or losses, if any, on the sale of the short-term investments are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized.

The securities that the Company has positive intent and ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost. For individual securities classified as held-to-maturity securities, the Company evaluates whether a decline in fair value below the amortized cost basis is other-than-temporary in accordance with the Company’s policy and ASC 320. When the Company intends to sell an impaired debt security or it is more-likely-than-not that it will be required to sell prior to recovery of its amortized cost basis, an other-than-temporary impairment is deemed to have occurred. In these instances, the other-than-temporary impairment loss is recognized in earnings equal to the entire excess of the debt security’s amortized cost basis over its fair value at the balance sheet date of the reporting period for which the assessment is made. When the Company does not intend to sell an impaired debt security and it is more-likely-than-not that it will not be required to sell prior to recovery of its amortized cost basis, the Company must determine whether or not it will recover its amortized cost basis. If the Company concludes that it will not, an other-than-temporary impairment exists and that portion of the credit loss is recognized in earnings, while the portion of loss related to all other factors is recognized in other comprehensive income.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(h)	Short-term investments (continued)

The securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Unrealized holding gains and losses for trading securities are included in earnings.

Investments not classified as trading or as held-to-maturity are classified as available-for-sale securities. Available-for-sale investment is reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income (loss). Realized gains or losses are included in earnings during the period in which the gain or loss is realized. An impairment loss on the available-for-sale securities would be recognized in earnings when the decline in value is determined to be other-than-temporary.

No impairment loss had been recorded during each of the three years ended December 31, 2013.

(i)	Accounts Receivable and Allowance for Doubtful Accounts

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

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated useful life
Property	25-46 years
Leasehold improvements	Over the shorter of lease term or the estimated useful lives of the assets
Optical fibers	20 years
Computer and network equipment	5-8 years
Office equipment	5 years
Motor vehicles	5 years

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

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(j)	Property and equipment (continued)

Capitalization of interest costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are incurred. Interest costs are capitalized until the assets are ready for their intended use. Interest capitalized during the years ended December 31, 2011, 2012 and 2013 amounted to RMB5,037, RMB11,718 and RMB8,712 (US$1,439), respectively.

(k)	Intangible assets

Intangible assets are carried at cost less accumulated amortization and any recorded impairment. Intangible assets acquired in a business combination are recognized initially at fair value at the date of acquisition. Intangible assets with finite useful lives, except for acquired customer relationships in the acquisition of the Managed Network Entities which is amortized using an accelerated method, are amortized using a straight-line method. These amortization methods reflect the estimated pattern in which the economic benefits of the respective intangible assets are to be consumed.

The Company has capitalized certain internal use software development costs in accordance with ASC Subtopic 350-40 (“ASC 350-40”), Intangibles-Goodwill and Other: Internal-Use Software, amounting to nil, nil and RMB13,889 (US$2,294) for the years ended December 31, 2011, 2012 and 2013, respectively. The Company capitalizes certain costs relating to software acquired, developed, or modified solely to meet the Company’s internal requirements and for which there are no substantive plans to market the software. These costs mainly include the consulting and service fees paid to a third-party developer that are directly associated with the internal-use software projects during the application development stage. Capitalized internal-use software costs are included in “intangible assets, net”. The amortization expense for capitalized software costs amounted to nil, nil and RMB1,570 (US$259) for the years ended December 31, 2011, 2012 and 2013, respectively. The unamortized amount of capitalized internal use software development costs was nil and RMB12,319 (US$2,035) as of December 31, 2012 and 2013, respectively.

Intangible assets have weighted average useful lives from the date of purchase as follows:

Purchased software	3.8 years
Radio spectrum license	15 years
Network use right	20 years
Contract backlog *	1.1 years
Customer relationships *	7.6 years
Supplier relationships *	9.4 years
Licenses *	15 years
Trade Name *	15 years
Platform software *	5 years
Non-compete agreement *	5 years
Favorable contract*	1 year
Internal use software	1.8 years

*	Acquired in the acquisition of SH Guotong, the Managed Network Entities, Gehua, Fastweb, Tianwang and Yilong and iJoy (Note 4).

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l)	Long-term investments

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

Investments in equity investees represent investments in entities in which the Company can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC 323-10, Investments-Equity Method and Joint Ventures: Overall. The Company applies the equity method of accounting that is consistent with ASC 323-10 in limited partnerships in which the Company holds a three percent or greater interest. Under the equity method, the Company initially records its investment at cost and prospectively recognizes its proportionate share of each equity investee’s net profit or loss into its consolidated statements of operations. The difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill included in equity method investment on the consolidated balance sheets. The Company evaluates its equity method investments for impairment under ASC 323-10. An impairment loss on the equity method investments is recognized in the consolidated statements of operations when the decline in value is determined to be other-than-temporary.

No impairment loss had been recorded during each of the three years ended December 31, 2013.

(m)	Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. The Company’s goodwill at December 31, 2012 and 2013 were related to its acquisitions of SH Guotong, the Managed Network Entities, Gehua, Fastweb, Tianwang and Yilong and iJoy (Note 4). In accordance with ASC 350, Goodwill and Other Intangible Assets, recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present. The Company has adopted Accounting Standards Update No. 2011-08 (“ASU 2011-08”), Intangibles – Goodwill and Others, pursuant to which the Company can elect to perform a qualitative assessment to determine whether the two-step impairment testing on goodwill is necessary.

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

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(m)	Goodwill (continued)

The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit’s goodwill. If the implied goodwill fair value is less than its carrying value, the difference is recognized an impairment loss.

In accordance with ASC 350, the Company assigned and assessed goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. The Company has determined it has one reporting unit, which is also its only operating segment. Goodwill that has arisen as a result of the acquisitions of SH Guotong, the Managed Network Entities, Gehua, Fastweb, Tianwang and Yilong and iJoy was assigned to this reporting unit.

In 2013, the Company elected to assess goodwill for impairment using the two-step process. As of October 1, 2013, the Company completed its annual impairment test for goodwill that has arisen out of the acquisitions of SH Guotong, the Managed Network Entities, Gehua, Tianwang and Yilong and iJoy. The Company determined the fair value of the reporting unit using the income approach based on the discounted expected cash flows associated with the reporting unit. The discounted cash flows for the reporting unit were based on six year projections. Cash flow projections were based on past experience, actual operating results and management best estimates about future developments as well as certain market assumptions. Cash flows after six years were estimated using a terminal value calculation, which considered terminal value growth at 3%, considering the long term revenue growth for entities in a similar industry in the PRC. The discount rate of approximately 13% was derived and used in the valuations which reflect the market assessment of the risks specific to the Company and its industry and is based on its weighted average cost of capital. The resulting fair value of the reporting unit was higher than its carrying value, and as such, the Company was not required to complete the second step; therefore, no impairment losses were recognized in 2013. Similarly, pursuant to the goodwill impairment tests in 2011 and 2012, no impairment losses were recognized.

(n)	Impairment of long-lived assets

The Company evaluates its long-lived assets or asset group, including intangible assets with finite lives, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset or a group of long-lived assets may not be recoverable. When these events occur, the Company evaluates for impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available for the long-lived assets. No impairment charge was recognized for each of the three years ended December 31, 2013.

(o)	Fair value of financial instruments

The Company’s financial instruments include cash and cash equivalents, restricted cash, short-term investments, accounts receivable and payable, other receivables and payables, bonds payable, short-term and long-term bank and other borrowings, share-settled bonuses, mandatorily redeemable noncontrolling

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o)	Fair value of financial instruments (continued)

interests and balances with related parties. Other than the bonds payable, long-term bank and other borrowings, share-settled bonuses, mandatorily redeemable noncontrolling interests and the contingent consideration payable included in the balances with related parties, the carrying values of these financial instruments approximate their fair values due to their short-term maturities.

The carrying amounts of long-term bank and other borrowings approximate their fair values since they bear interest rates which approximate market interest rates. The contingent considerations in both cash and shares and share-settled bonuses are initially measured at fair value on the acquisition dates of the acquired businesses (Note 4) and the date of grant, respectively, and subsequently remeasured at the end of each reporting period with an adjustment for fair value recorded to the current period expense. The mandatorily redeemable noncontrolling interests is initially recognized at its issuance value. The Company recognizes changes in the redemption value based on the higher of its redemption value at the end of each reporting period and the original issuance value. The Company, with the assistance of an independent third party valuation firm, determined the estimated fair value of the contingent consideration in both cash and shares and mandatorily redeemable controlling interests that are recognized in the consolidated financial statements. Based on the quoted market price as of December 31, 2013, the fair value of the bonds payable was RMB1,027,140 (US$169,671) (Note 26).

(p)	Revenue recognition

The Company hosts customers’ servers and networking equipment, improving the performance, availability and security of their Internet services. The Company also provides managed network services to enable its customers to deliver data across the internet in a faster and more reliable manner through extensive data transmission network and BroadEx smart routing technology.

Consistent with the criteria under ASC topic 605 (“ASC 605”), Revenue Recognition, the Company recognizes revenue from sales of these services when there is a signed sales agreement with fixed or determinable fees, services have been provided to the customer and collection of the resulting customer’s receivable is reasonably assured.

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

The Company made sales of software for the Cloud Content Delivery Network (“CDN”) system developed using the Company’s CDN platform technology know-hows. Revenue is recognized when all of the four basic criteria under ASC605-10 are met. In cases where the Company sold software together with post contract services (“PCS”), the arrangement is accounted for as a multiple element arrangement and the

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(p)	Revenue recognition (continued)

arrangement revenue is allocated based on the vendor-specific objective evidence (“VSOE”) of fair value of the products and services. All revenue from the arrangement is deferred and recognized over the PCS term when the VSOE of fair value does not exist.

Business tax on revenues earned from provision of services to customers is recorded as a deduction from gross revenue to derive net revenue in the same period in which the related revenue is recognized. Most of the Company’s PRC subsidiaries and its Consolidated VIEs are subject to a business tax rate of 3% or 5%. The business tax expenses for the years ended December 31, 2011, 2012 and 2013 amounted to RMB42,241, RMB56,106 and RMB59,554 (US$9,838), respectively. Effective in September 2012, a value-added tax, or VAT, of 6%, replaced the original business tax in Beijing as a result of the PRC government’s pilot VAT reform program, which applies to all services provided by 21 Vianet China and certain services provided by 21 Vianet Technology and 21 Vianet Beijing.

(q)	Cost of revenues

Cost of revenues consists primarily of telecommunication costs, depreciation of the Company’s long-lived assets, amortization of acquired intangible assets, maintenance, and data center rental expenses directly attributable to the provision of the IDC services.

Prior to September 2012, 21Vianet China was subject to business tax and other surcharges on the revenues earned for exclusive business support, technical and consulting services provided to 21Vianet Technology, pursuant to the VIE agreements (Note 1(b)). Since September 2012, all services provided by 21Vianet China are subject to VAT. All services provided by SZ Zhuoaiyi are subject to business tax. Such business tax, VAT (to the extent nondeductible) and other surcharges were charged to cost of revenues as the related technical, consulting and rental services are rendered.

(r)	Advertising expenditures

Advertising expenditures are expensed as incurred and are included in sales and marketing expenses, which amounted to RMB3,159, RMB4,426 and RMB2,664 (US$440) for the years ended December 31, 2011, 2012 and 2013, respectively.

(s)	Research and development expenses

Research and development expenses consist primarily of payroll and related personnel costs for routine upgrades and related enhancements of the Company’s services and network. Research and development expenses are expensed as incurred.

(t)	Government grants

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

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(t)	Government grants (continued)

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

(u)	Leases

Leases are classified at the inception date as either a capital lease or an operating lease. The Company did not enter into any leases whereby it is the lessor for any of the periods presented. As the lessee, a lease is a capital lease if any of the following conditions exists: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life, or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. The Company entered into capital leases for certain fiber optic cables, network equipment and property in the years ended December 31, 2011, 2012 and 2013.

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

(v)	Income taxes

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

(w)	Share-based compensation

Share options and Restricted Share Units (“RSUs”) granted to employees are accounted for under ASC 718, Compensation—Stock Compensation, which requires that share-based awards granted to employees be

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(w)	Share-based compensation (continued)

measured based on the grant date fair value and recognized as compensation expense over the requisite service period and/or performance period (which is generally the vesting period) in the consolidated statements of operations.

The Company has elected to recognize compensation expense using the straight-line method for share-based awards granted with service conditions that have a graded vesting schedule. For share-based awards granted with performance conditions, the Company recognizes compensation expense using the accelerated method. The Company commences recognition of the related compensation expense if it is probable that the defined performance condition will be met. To the extent that the Company determines that it is probable that a different number of share-based awards will vest depending on the outcome of the performance condition, the cumulative effect of the change in estimate is recognized in the period of change.

For the performance bonuses that the employees can elect to settle in cash and/or restricted shares of the Company, the Company estimates the portion of the arrangement to be settled in equity based on its past settlement practices and classifies such portion as a liability in accordance with ASC718. The Company remeasures the fair value of such liability at each reporting period end through earnings until the actual settlement date. The Company recognizes compensation expense using the accelerated method.

ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. The forfeiture rate is estimated based on historical and future expectations of employee turnover rates and are adjusted to reflect future changes in facts and circumstances, if any.

Share-based compensation expense is recorded net of estimated forfeitures such that expense is recorded only for those share-based awards that are expected to vest. To the extent the Company revises this estimate in the future, the share-based payments could be materially impacted in the period of revision, as well as in following periods. During the years ended December 31, 2011, 2012 and 2013, the Company estimated that the forfeiture rate for both the management and non-management employees of the Company was zero.

(x)	Earnings per share

In accordance with ASC 260, Earnings per Share, basic earnings per share is computed by dividing net earnings / loss attributable to ordinary shareholders by the weighted average number of unrestricted ordinary shares outstanding during the year. Diluted earnings per share is calculated by dividing net profit attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Contingently issuable shares, including performance-based share awards and contingent considerations to be settled in shares, are included in the computation of basic earnings per share only when there is no circumstance under which those shares would not be issued. Contingently issuable shares are included in the denominator of the diluted EPS calculation as of the beginning of the period or as of the inception date of the contingent share arrangement, if later, only when dilutive and when all the necessary conditions have been satisfied as of the reporting period end. Ordinary equivalent shares consist of the ordinary shares issuable upon the exercise of the share options, using the treasury stock method. Ordinary share equivalents are excluded from the computation of diluted per share if their effects would be anti-dilutive.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(y)	Share repurchase program

Pursuant to the Board of Directors’ resolution on September 14, 2011, the Company’s management is authorized to repurchase up to US$30,000 of the Company’s ADSs (“Share Repurchase Plan I”). During the period from September 14, 2011 to December 31, 2011, the Company repurchased 3,022,532 ADSs, under this plan for a consideration of US$29,900.

Pursuant to a Board of Directors’ resolution on September 5, 2013, the Company’s management is authorized to repurchase up to US$10,000 of the company’s ADSs (“Share Repurchase Plan II”). During the period from September 5, 2013 to December 31, 2013, the Company repurchased 586,869 ADSs, under this plan for a consideration of US$9,700.

The Company accounted for the repurchased shares as Treasury Stock at cost in accordance to ASC 505-30, Treasury Stock, and the repurchase shares are shown separately in the statement of shareholder’s (deficit) equity, as the Company has not yet decided on the ultimate disposition of those ADSs acquired. When the Company uses the treasury stock to settle the share consideration for the acquisitions (Note 17), the difference between the fair value at settlement date and the repurchase price is debited into additional paid-in capital. When the Company decides to retire the treasury stock, the difference between the original issuance price and the repurchase price is debited into additional paid-in capital.

(z)	Comprehensive (loss) income

Comprehensive (loss) income is defined as the (decrease) increase in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Accumulated other comprehensive loss of the Company includes foreign currency translation adjustments related to the Company and its overseas subsidiaries, whose functional currency is US$.

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

(cc)	Comparative information

Certain items in the consolidated financial statements have been reclassified to conform to the current year’s presentation to facilitate comparison.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(dd)	Recent accounting pronouncements

In March 2013, the FASB issued ASU No. 2013-05 (“ASU 2013-05”), Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity, which specifies that a cumulative translation adjustment (“CTA”) should be released into earnings when an entity ceases to have a controlling financial interest in a subsidiary or group of assets within a consolidated foreign entity and the sale or transfer results in the complete or substantially complete liquidation of the foreign entity. For sales of an equity method investment that is a foreign entity, a pro rata portion of CTA attributable to the investment would be recognized in earnings when the investment is sold. When an entity sells either a part or all of its investment in a consolidated foreign entity, CTA would be recognized in earnings only if the sale results in the parent no longer having a controlling financial interest in the foreign entity. In addition, CTA should be recognized in earnings in a business combination achieved in stages. For public entities, ASU 2013-05 is effective for reporting periods beginning after December 15, 2013, with early adoption permitted. The Company will adopt ASU 2013-05 on January 1, 2014 and does not expect the adoption to have a material impact on its consolidated financial statements.

In September 2013, the FASB issued ASU No. 2013-11 (“ASU 2013-11”), Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists, which specifies on elimination of diversity presentation of unrecognized tax benefits in practice. An unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. For public entities, ASU 2013-11 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The Company will adopt ASU 2013-11 on January 1, 2014 and does not expect the adoption to have a material impact on its consolidated financial statements.

3.	CONCENTRATION OF RISKS

(a)	Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable, other receivables and amounts due from related parties. As of December 31, 2012 and 2013, the aggregate amount of cash and cash equivalents, restricted cash and short-term investments of RMB315,340 and RMB1,450,939 (US$239,678), respectively, were held at major financial institutions located in the PRC, and US$120,866 and US$251,387 (RMB1,521,819), respectively, were deposited with major financial institutions located outside the PRC. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006 that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go into bankruptcy. In addition, since

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

3.	CONCENTRATION OF RISKS (CONTINUED)

(a)	Credit risk (continued)

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

(ii) Supplier Risk—The Company’s operations are dependent upon bandwidth and cabinet capacity provided by the third-party telecom carriers. There can be no assurance that the Company will be able to secure the cabinet and bandwidth supply from the third-party telecom carriers, neither the Company is adequately prepared for unexpected increases in bandwidth demands by its customers. The communications capacity the Company has leased, include cabinet and bandwidth, may become unavailable for a variety of reasons, such as physical interruption, technical difficulties, contractual disputes, or the financial health of its third-party providers. Any failure of these network providers to provide the capacity the Company requires may result in a reduction in, or interruption of, service to its customers. A significant portion of the Company’s total bandwidth and cabinet resources are purchased from its four largest suppliers, who collectively accounted for 31%, 23% and 23% of the Company’s total bandwidth and cabinet resources for the years ended December 31, 2011, 2012 and 2013, respectively.

(iii) Customer Risk—The success of the Company’s business going forward will rely in part on Company’s ability to continue to obtain and expand business from existing customers while also attracting new customers. The Company has a diversified base of customers covering its services and the revenue from the largest single customer accounted for less than 5% of the Company’s total net revenues in each of the three years ended December 31, 2013. Certain customers are local subsidiaries of a telecommunication carrier in China, which the Company views as separate customers as it negotiates with, maintain and support each of these entities given that each of them has the separate decision-making authority and services procurement budget. None of these customers on a stand-alone basis contributed more than 4% of the Company’s revenues in any given year but in the aggregate, they contributed approximately 28%, 22% and 16% of the Company’s total revenues for the years ended December 31, 2011, 2012 and 2013, respectively.

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

(v) Regulatory restrictions—The applicable PRC laws, rules and regulations currently prohibit foreign ownership of companies that provide IDC services, including hosting and managed network services. Accordingly, the Company’s subsidiary, 21Vianet China, is currently ineligible to apply for the required licenses for providing IDC services in China. As a result, the Company operates its IDC services in the PRC through its Consolidated VIEs which holds the licenses and permits required to provide IDC services in the PRC. The PRC Government may also choose at anytime to block access to certain website operators which could also materially impact the Company’s ability to generate revenue.

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

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The appreciation of the RMB against US$ was approximately 4.9%, 0.2% and 3.0% in the years ended December 31, 2011, 2012 and 2013, respectively. While the international reaction to the appreciation of the RMB has generally been positive, there remains significant international pressure on the PRC Government to adopt an even more flexible currency policy, which could result in a further and potentially more significant appreciation of the RMB against the US$.

4.	ACQUISITIONS

Business combinations in 2013

The Group completed the following acquisitions in 2013, which have been accounted for as business combinations:

Tianwang and Yilong

As part of the Company’s business strategy to expand into the Virtual Private Network (“VPN”) market and to expand the Company’s existing managed network services (“MNS”), the Company acquired 100% of the

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

4.	ACQUISITIONS (CONTINUED)

Tianwang and Yilong (continued)

Business combinations in 2013 (continued)

equity interests in BJ Tianwang and BJ Yilong (collectively referred to as “Tianwang and Yilong”) on February 28, 2013 for a total purchase consideration of RMB73,389, as follows:

	RMB	US$
Cash consideration (i)	17,500	2,891
Share consideration * (ii)	10,455	1,727
Contingent consideration in cash * (iii)	19,977	3,300
Contingent ordinary shares issuance * (iii) (iv)	25,457	4,205

Total fair value of purchase price consideration	73,389	12,123

*	The Company determined the fair value of the share consideration and contingent consideration in cash and ordinary shares with the assistance of an independent third party valuation firm.

Details of the purchase consideration are as follows:

(i)	RMB15,500 and RMB2,000 of the above cash consideration were paid in April and December 2013, respectively.

(ii)	Share consideration represents a payment of RMB10,455 equivalent ADS shares which will be paid to the selling shareholder based on the average closing price of all trading days of March 2013, which was subsequently settled in May 2013. This share consideration was classified as a liability initially measured at its estimated fair value on the acquisition date and was reclassified to additional paid in capital when the number of shares to be issued became fixed.

(iii)	The contingent consideration in both cash and shares are determined based on the achievement by Tianwang and Yilong of certain financial targets in accordance with the sales and purchase agreement for the fiscal years 2013 and 2014 as well as compliance to the terms of the sales and purchase agreement. The above contingent consideration amounts were derived from the Company’s assessment of whether Tianwang and Yilong will meet the contractually stipulated targets. The outstanding contingent consideration related to fiscal 2014 has been recorded in the “Amount due to related parties” balance within the Company’s statement of financial position (Note 22).

(iv)	As the contingent consideration in shares is not considered to be indexed to its own shares since the settlement amount is determined based on the agreed targets, it is liability-classified and is remeasured at the end of each reporting period with an adjustment for fair value recorded to the current period expense. As the contingency with respect to the financial targets for the fiscal year 2013 was resolved, the corresponding portion of the contingent consideration in shares was remeasured on December 31, 2013, with its fair value of RMB10,082 (US$1,665) reclassified to additional paid in capital.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

4.	ACQUISITIONS (CONTINUED)

Business combinations in 2013 (continued)

Tianwang and Yilong (continued)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of the acquisition date:

	RMB	US$
Current assets	16,705	2,759
Property and equipment, net	751	124
Purchased software	39	6
Customer relationships (Note 9)	24,570	4,059
Supplier relationships (Note 9)	14,950	2,470
Contract backlog (Note 9)	4,320	714
Licenses (Note 9)	2,160	357
Non-compete agreement (Note 9)	1,500	248
Deferred tax assets	5	1

Total assets acquired	65,000	10,738

Accounts payable	15,430	2,549
Current liabilities	945	156
Deferred tax liabilities, non-current	11,875	1,962

Total liabilities assumed	28,250	4,667

Net assets acquired	36,750	6,071
Purchase consideration	73,389	12,123

Goodwill	36,639	6,052

The revenue and net loss of Tianwang and Yilong since the acquisition date included in the consolidated statement of operations for the year ended December 31, 2013 were RMB87,011 (US$14,373) and RMB2,026 (US$335), respectively.

The goodwill, which is not tax deductible, is primarily attributable to synergies expected to be achieved from the acquisition.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

4.	ACQUISITIONS (CONTINUED)

Business combinations in 2013 (continued)

iJoy

As a part of the Company’s business expansion strategy into the provision of content delivery network (“CDN”) services, the Company acquired 100% equity interests in iJoy BVI and its subsidiaries and consolidated affiliates (collectively referred to as “iJoy”) on April 30, 2013 for a total purchase consideration of RMB96,957 (net of the pre-existing receivables and payables which is settled between the Company and iJoy on the acquisition date) as follows:

	RMB	US$
Cash consideration (i)	24,663	4,074
Contingent consideration in cash * (ii)	25,146	4,154
Contingent ordinary shares issuance * (ii) (iii)	47,148	7,788

Total fair value of purchase price consideration	96,957	16,016

*	The Company determined the fair value of the contingent consideration in cash and ordinary shares with the assistance of an independent third party valuation firm.

Details of the purchase consideration are as follows:

(i)	As of December 31, 2013, the Company has paid the first cash payment of approximately RMB24,883 to the seller of iJoy. The remaining balance of contingent consideration in cash of approximately RMB25,146 is to be paid when certain post-closing conditions are met.

(ii)	The contingent considerations are determined based on the achievement by iJoy of certain financial targets in accordance with the sales and purchase agreement for the fiscal years 2013, 2014 and 2015 as well as compliance to the terms of the sales and purchase agreement. The above contingent consideration amounts were derived from the Company’s assessment of whether iJoy will meet the contractually stipulated targets. The outstanding contingent consideration related to fiscal 2014 and 2015 has been recorded in the “Amount due to related parties” balance within the Company’s statement of financial position (Note 22).

(iii)	As the contingent consideration in shares is not considered to be indexed to its own shares since the settlement amount is determined based on the agreed targets, it is liability-classified and is remeasured at the end of each reporting period with an adjustment for fair value recorded to the current period expense. As the contingency with respect to the financial targets for the fiscal year 2013 was resolved, the corresponding portion of the contingent consideration in shares was remeasured on December 31, 2013, with its fair value of RMB31,956 (US$5,279) reclassified to additional paid in capital.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

4.	ACQUISITIONS (CONTINUED)

Business combinations in 2013 (continued)

iJoy (continued)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of the acquisition date:

	RMB	US$
Current assets	2,069	342
Property and equipment, net	713	118
Customer relationships (Note 9)	3,200	528
Platform software (Note 9)	10,250	1,693
Favorable contract	6,500	1,074
Deferred tax assets	382	63

Total assets acquired	23,114	3,818

Accounts payable	1,947	322
Current liabilities	184	30
Deferred tax liabilities, non-current	1,199	198

Total liabilities assumed	3,330	550

Net assets acquired	19,784	3,268
Purchase consideration	96,957	16,016

Goodwill	77,173	12,748

The revenue and net profit of iJoy since the acquisition date included in the consolidated statement of operations for the year ended December 31, 2013 were RMB116,723 (US$19,281) and RMB101,488 (US$16,765), respectively.

The goodwill, which is not tax deductible, is primarily attributable to synergies expected to be achieved from the acquisition.

Unaudited pro forma consolidated financial information

The following unaudited pro forma consolidated financial information for the years ended December 31, 2012 and 2013 are presented as if the acquisitions of Tianwang and Yilong and iJoy had occurred at the beginning of the periods presented. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on the date indicated. The pro forma adjustments are based on available information and certain assumptions the management believes are reasonable.

	For the year ended December 31,
	2012	2013
	RMB	RMB	US$
Net revenue	1,599,962	1,986,585	328,160
Net profit	44,697	(50,474)	(8,338)
Earnings (loss) per share basic	0.13	(0.14)	(0.02)

These amounts have been computed after applying the effects of the Company’s accounting policies.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

4.	ACQUISITIONS (CONTINUED)

Framework agreement in 2013

In addition to the aforementioned asset and business acquisitions combinations completed, the Company also signed the following acquisition framework agreement during 2013:

Beijing Yichengtaihe Investment Co., Ltd (“BJ Yichengtaihe”)

On October 21, 2013, the Company through 21Vianet Beijing entered into a purchase framework agreement with BJ Yichengtaihe incorporated in Beijing, PRC and its two individual third party owners to acquire 100% equity interests in BJ Yichengtaihe with total consideration of RMB198,846 (US$32,847). The purpose of this transaction is for the Company to acquire the land use right and a building and equipment (both currently in construction) from BJ Yichengtaihe to be used as a data center by the Company in Beijing. Payment of the purchase consideration will be made in installments upon the transfer of ownership of BJ Yichengtaihe and completion of specified stages of the construction.

21Vianet Beijing paid a refundable deposit of RMB1,000 for the intended acquisition. In addition, in October and November 2013, 21Vianet Beijing provided two interest-free unsecured loans of RMB9,000 and RMB15,000, respectively, both with a term of one year to the shareholders of BJ Yichengtaihe for the sole purpose of financing the construction of the building and equipment. If the acquisition closes before the loans expire, the Company may offset a portion of the purchase consideration in the amount of loans and the deposit. The aggregate amount of these loans and the deposit of RMB25,000 (US$4,130) has been included in “Prepaid expenses and other current assets” in the consolidated balance sheets as of December 31, 2013.

The final acquisition agreements were subsequently entered into on January 22, 2014, whereby the transfer of equity interest of BJ Yichengtaihe will be transferred to 21Vianet Beijing upon the fulfillment of specified closing conditions.

Business combinations in 2011 and 2012

The Group completed the following acquisitions in 2011 and 2012, which have been accounted for as business combinations:

21V Xi’an

On July 2, 2012, the Company through its wholly-owned subsidiary, 21Vianet HK, purchased 21V Xi’an from 21 Vianet Infrastructure Limited, a subsidiary of aBitCool (a related party), for an aggregate cash consideration of RMB15,977, which is net of the pre-existing receivables and payables which were settled between the Company and 21V Xi’an upon acquisition. 21V Xi’an had previously sold cabinets and leased data center space to the Company. The acquisition of 21V Xi’an has been entered into with the intention to expand the Company’s self-built data center and increase the number of cabinets, so that the Company can effectively manage market demand and improve profit margins. The bargain purchase gain of RMB10,539 represented the excess of the fair value of the identifiable net assets acquired above the consideration transferred. Specifically, the bargain purchase gain relates to the excess of the fair value of the property and equipment over the carrying amount of these assets, which was used to determine the original purchase consideration. The resulting bargain purchase gain has been recorded in other income in the Company’s consolidated statement of operations for the year ended December 31, 2012.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

4.	ACQUISITIONS (CONTINUED)

Business combinations in 2011 and 2012 (continued)

Fastweb

As part of the Company’s business expansion strategy into content delivery network (“CDN”) services, the Company acquired 100% equity interests in Fastweb for a total purchase consideration of RMB116,040 on September 9, 2012, as follows:

RMB
Cash consideration (i)	33,395
Contingent ordinary shares issuance * (ii)	82,645

Total fair value of purchase price consideration	116,040

*	The Company determined the fair value of the contingent share consideration with the assistance of an independent third party valuation firm.

Details of the purchase consideration are as follows:

(i)	RMB7,502 and RMB9,373 of the above cash consideration was paid in September and October 2012, respectively. The remaining balance of RMB16,875 of cash consideration has been paid in 2013.

(ii)	The contingent share consideration is determined based on the achievement by Fastweb of certain financial targets in accordance with the sales and purchase agreement for the fiscal years 2012 and 2013 as well as compliance to the terms of the sales and purchase agreement. The above contingent consideration amounts were derived from the Company’s assessment of whether Fastweb will meet the contractually stipulated targets. As the contingent consideration in shares is not considered to be indexed to its own shares since the settlement amount is determined based on the agreed targets, it is liability-classified and is remeasured at the end of each reporting period with an adjustment for fair value recorded to the current period expense. As the contingency with respect to the financial targets for the fiscal year 2012 and 2013 were resolved, the corresponding portion of the contingent consideration in shares was remeasured on December 31, 2012 and 2013, with its fair value of RMB41,197 and RMB45,012 (US$7,435) reclassified to additional paid in capital.

Gehua

On October 19, 2011, as a part of the Company’s business expansion strategy into the provision of managed network services that are complementary to its core IDC business, the Company acquired 100% equity interest in Gehua for a total purchase consideration of RMB77,469. The contingent considerations are based on the achievement by Gehua of certain annual financial targets in accordance with the sales and purchase agreement for the periods from September 1, 2011 to December 31, 2011, September 1, 2011 to August 31, 2013 and the operating effectiveness of the fiber optic lease arrangement acquired as part of this acquisition for the period up to August 15, 2014. The Company determined the fair value of the contingent consideration in cash and shares with the assistance of an independent third party valuation firm. Contingent consideration in cash has been fully paid in February 2013.

As the contingent consideration in shares is not considered to be indexed to its own shares since the settlement amount is determined based on the agreed targets, it is liability-classified and is remeasured at the end of each reporting period with an adjustment for fair value recorded to the current period expense. As the contingency with respect to the financial targets for the period from September 1, 2011 to December 31, 2011 and September 1, 2011 to August 31, 2013 had been resolved, the corresponding portion of the

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

4.	ACQUISITIONS (CONTINUED)

Business combinations in 2011 and 2012 (continued)

Gehua (continued)

contingent consideration in shares were remeasured on December 31, 2011 and 2013, respectively, with their then fair values of RMB18,259 and RMB38,665 (US$6,387) reclassified to additional paid in capital. The outstanding contingent consideration has been recorded in the “Amount due to related parties” balance within the Company’s statement of financial position (Note 22).

Managed Network Entities

On September 30, 2010, as a part of the Company’s business expansion strategy into the provision of managed network services that are complementary to its core IDC business, the Company acquired 51% equity interests in the Managed Network Entities for a total purchase consideration of RMB172,439. On December 15, 2011, the Company acquired the remaining 49% equity interest of the Managed Network Entities with an aggregate consideration of RMB169,168. with the assistance of an independent third party valuation firm. The acquisition of the remaining 49% equity interests was accounted for as an equity transaction, where the difference between the fair value of the purchase consideration and the carrying amount of noncontrolling interest of RMB42,288 was recorded as additional paid-in capital.

The aforementioned purchase considerations included contingent considerations in both cash and shares based on the achievement by the Managed Network Entities of certain annual financial targets for the period for fiscal years of 2011, 2012 and 2013 as well as the completion of construction and quality assessment of the country-wide fiber optic before December 31, 2012 in accordance with the sales and purchase agreements. The Company determined the fair value of the contingent consideration in cash and shares with the assistance of an independent third party valuation firm. Contingent consideration in cash has been fully paid by May 2012.

As the contingent consideration in shares is not considered to be indexed to its own shares since the settlement amount is determined based on the agreed targets, it is liability-classified and is remeasured at the end of each reporting period with an adjustment for fair value recorded to the current period expense. The contingency with respect to the financial targets for fiscal years of 2011 and 2012 had been resolved, the corresponding portion of the contingent share considerations were remeasured through the respective dates when the related financial targets were met, with their then fair values of RMB111,526 and RMB56,564, respectively, reclassified to additional paid in capital. Whereas the financial target for fiscal year of 2013 was not met by the Managed Network Entities, the fair value of the related contingent share consideration of RMB43,992 (US$7,267) was fully reversed in the Company’s consolidated statements of operations.

As of December 31, 2012, the Company was in the process of negotiation with the seller of the Managed Network Entities on the quality assessment of the fiber optic network subsequent to the completion of construction. As this is a pending event subsequent to the acquisition which is unrelated to the original acquisition, the Company concluded that the accounting for any settlement should be separated from that of the business combination. Based on the Company’s best estimate, the fair value of the related contingent consideration in shares of RMB47,755 (US$7,889), as determined based on the remeasured amount of December 31, 2012, is accrued as a contingent payable pursuant to ASC 450, Contingencies. The Company is negotiating with the seller of the Managed Network Entities to come to an agreement on the quality assessment of the fiber optic network as of December 31, 2013 and the Company’s estimate of the contingent payable remains unchanged.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

5.	ACCOUNTS RECEIVABLE, NET

Accounts receivable and the allowance for doubtful accounts consist of the following:

	December 31,
	2012	2013
	RMB	RMB	US$
Accounts receivable	293,710	610,960	100,923
Allowance for doubtful debts	(341)	(547)	(90)

	293,369	610,413	100,833

As of December 31, 2012 and 2013, all accounts receivable were due from third party customers.

An analysis of the allowance for doubtful accounts is as follows:

	As of December 31,
	2012	2013
	RMB	RMB	US$
Balance at beginning of the year	2,121	341	56
Provision	538	502	83
Write-off of accounts receivable	(2,318)	(296)	(49)

Balance at the end of the year	341	547	90

Additions to the Company’s allowance for doubtful accounts were recorded within general and administration expenses for the years ended December 31, 2011, 2012 and 2013.

6.	SHORT-TERM INVESTMENTS

Short-term investments consisted of the following as of December 31, 2012 and 2013:

	As of December 31,
	2012	2013
	RMB	RMB	US$
Held-to-maturity securities
—Fixed rate time deposits	222,701	127,023	20,983
—Floating rate time deposits	—	74,803	12,357
—Floating rate principal guaranteed investments	—	900,000	148,669

	222,701	1,101,826	182,009

The Company recorded interest income related to its short-term investments amounting to RMB12,961, RMB12,708 and RMB35,649 (US$5,889) for the years ended December 31, 2011, 2012 and 2013, respectively, in the consolidated statements of operations. There were no unrealized gains or losses as of December 31, 2011, 2012 and 2013.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

7.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31,
	2012	2013
	RMB	RMB	US$
Prepaid expenses for bandwidth, rented computer rooms and cabinets	19,913	26,332	4,350
Staff field advances	2,530	3,716	615
Interest receivables	6,998	28,404	4,692
Loans to seller of iJoy (Note 4)	12,885	—	—
Receivables for the disposal of certain construction-in-progress	20,290	20,290	3,352
Loans to shareholder of BJ Yichengtaihe (Note 4)	—	24,000	3,965
Tax recoverable	8,422	21,345	3,526
Other deposits	8,288	10,079	1,664
Other receivables	16,430	20,709	3,420

	95,756	154,875	25,584

Prepaid expense for bandwidth, rented computer rooms and cabinets represents the unamortized portion of prepayments made to the Company’s telecommunication operators and certain technology companies, which provide the Company with access to bandwidth and computer rooms and cabinets.

8.	PROPERTY AND EQUIPMENT, NET

Property and equipment, including those held under capital leases, consist of the following:

	December 31,
	2012	2013
	RMB	RMB	US$
At cost:

Property	32,035	397,389	65,644
Leasehold improvements	170,519	228,101	37,680
Computer and network equipment	665,040	960,029	158,585
Optical fibers	64,700	64,700	10,688
Office equipment	7,113	6,717	1,109
Motor vehicles	1,485	1,751	289

	940,892	1,658,687	273,995
Less: accumulated depreciation	(296,521)	(429,761)	(70,991)

	644,371	1,228,926	203,004
Construction-in-progress	178,336	173,251	28,619

	822,707	1,402,177	231,623

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

8.	PROPERTY AND EQUIPMENT, NET (CONTINUED)

Depreciation expense was RMB58,873, RMB92,786 and RMB141,286 (US$23,339) for the years ended December 31, 2011, 2012 and 2013, respectively, and were included in the following captions:

	For the year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Cost of revenues	41,271	69,883	103,002	17,015
Sales and marketing expenses	966	814	2,097	346
General and administrative expenses	2,034	2,691	10,271	1,697
Research and development expenses	14,602	19,398	25,916	4,281

	58,873	92,786	141,286	23,339

The carrying amounts of the Company’s property and equipment held under capital leases at respective balance sheet dates were as follows:

	December 31,
	2012	2013
	RMB	RMB	US$
Property	—	365,353	60,352
Computer and network equipment	87,272	87,896	14,519
Optical fibers	64,700	64,700	10,688

	151,972	517,949	85,599
Less: accumulated depreciation	(33,115)	(51,935)	(8,579)

	118,857	466,014	76,980

Depreciation of computer and network equipment, fiber optic cables and property under capital leases was RMB12,094, RMB15,934 and RMB18,820 (US$3,109), for the years ended December 31, 2011, 2012 and 2013, respectively.

The carrying amounts of computer and network equipment pledged by the Company to secure banking borrowings (Note 12) granted to the Company at the respective balance sheet dates were as follows:

	December 31,
	2012	2013
	RMB	RMB	US$
Property	19,381	—	—
Computer and network equipment	46,320	94,129	15,549

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

9.	INTANGIBLE ASSETS, NET

The following table presents the Company’s intangible assets as of the respective balance sheet dates:

	Purchased software	Radio spectrum license	Network use right	Contract backlog*	Customer relationships*	Licenses*	Supplier relationships*	Trade names*	Platform software*	Non-compete agreement*	Favorable contract*	Internal use software	Total
	RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Intangible assets, net January 1, 2012	3,217	—	—	902	35,083	1,308	104,904	14,025	—	—	—	—	159,439
Additions	12,217	121,425	20,000	1,850	13,500	—	1,955	—	8,900	—	—	—	179,847
Amortization expense	(1,907)	(6,119)	(167)	(1,223)	(10,948)	(95)	(13,305)	(1,020)	(593)	—	—	—	(35,377)

Intangible assets, net December 31, 2012	13,527	115,306	19,833	1,529	37,635	1,213	93,554	13,005	8,307	—	—	—	303,909
Additions	13,934	—	—	4,320	27,770	2,160	14,950	—	10,250	1,500	6,500	13,889	95,273
Disposals	(42)	—	—	—	—	—	—	—	—	—	—	—	(42)
Foreign currency translation difference	—	(3,348)	—	—	—	—	—	—	—	—	—	—	(3,348)
Amortization expense	(4,646)	(7,945)	(999)	(4,893)	(12,535)	(214)	(15,217)	(1,020)	(3,146)	(250)	(6,468)	(1,570)	(58,903)

Intangible assets, net December 31, 2013	22,773	104,013	18,834	956	52,870	3,159	93,287	11,985	15,411	1,250	32	12,319	336,889

Intangible assets, net December 31, 2013 (US$)	3,762	17,182	3,111	158	8,733	522	15,410	1,980	2,546	206	5	2,035	55,650

*	Acquired in the acquisitions of SH Guotong, Managed Network Entities, Gehua, Fastweb, Tianwang and Yilong and iJoy (Note 4)

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

9.	INTANGIBLE ASSETS, NET (CONTINUED)

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

Customer relationships relate to the relationships that arose as a result of existing customer agreements acquired and is derived from the estimated net cash flows that are expected to be derived from the expected renewal of these existing customer agreements after subtracting the estimated net cash flows from other contributory assets. Supplier relationships relate to the relationships that arose as a result of existing bandwidth supply agreements with certain network operators. Except for the supplier relationship in the acquisition of Fastweb and virtual private network supplier relationship in the acquisition of Tianwang and Yilong which were valued using a replacement cost method given the relative ease of replacement, the values of supplier relationships were generally derived from the estimated net cash flows that are expected to be generated from the expected renewal of these existing supplier agreements after subtracting the estimated net cash flows from other contributory assets. Trade Names relate to the Chinese trade names of SH Guotong and the Managed Network Entities.

The intangible assets, except for acquired customer relationships in the acquisition of the Managed Network Entities which are amortized using an accelerated method of amortization, are amortized using the straight-line method, which is the Company’s best estimate of how these assets will be economically consumed over their respective estimated useful lives ranging from 1 to 20 years. Amortization expenses were approximately RMB30,104, RMB35,377 and RMB58,903 (US$9,730) for the years ended December 31, 2011, 2012 and 2013, respectively.

The annual estimated amortization expenses for the intangible assets for each of the next five years are as follows:

	RMB	US$
2014	53,763	8,881
2015	48,827	8,066
2016	40,904	6,757
2017	37,897	6,260
2018	30,403	5,022

	211,794	34,986

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

10.	GOODWILL

Goodwill is comprised of the following:

	December 31,
	2012	2013
	RMB	RMB	US$
Acquisition of SH Guotong	12,507	12,507	2,066
Acquisition of the Managed Network Entities	157,664	157,664	26,044
Acquisition of Gehua	47,265	47,265	7,808
Acquisition of Fastweb	79,252	79,252	13,092
Acquisition of Tianwang and Yilong	—	36,639	6,052
Acquisition of iJoy	—	77,173	12,748

	296,688	410,500	67,810

The Company has assessed for impairment of its goodwill derived from the acquisitions of SH Guotong, the Managed Network Entities, Gehua, Fastweb, Tianwang and Yilong and iJoy. No impairment loss was recognized in any of the years presented.

11.	LONG-TERM INVESTMENTS

The Company’s long-term investments comprise of the following:

Cost method investment

The Company’s cost method investment represents a 10% equity ownership in Telehouse Beijing Co., Ltd. (“BJ Tele”), a foreign investment company established on August 22, 2007 in the PRC by aBitCool, a related party (Note 22(a)), and a third party foreign company. BJ Tele is principally engaged in the business of manufacturing and rental of cabinets.

On September 30, 2011, the Company through its subsidiary, 21 Vianet HK, made a cash investment of RMB8,200 to purchase its 10% equity interest in BJ Tele from aBitCool. There were no indicators of impairment noted for this long-term investment as of December 31, 2013.

Investment in an equity investee

	As of December 31, 2011			Increase (decrease) during the year ended December 31, 2012		As of December 31, 2012
	Cost of investment	Share equity income	Investment in equity investee	Cost of investment	Share equity loss	Cost of investment	Share equity loss	Investment in equity investee
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Yizhuang Fund	—	—	—	50,500	(1,101)	50,500	(1,101)	49,399

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

11.	LONG-TERM INVESTMENTS (CONTINUED)

Investment in an equity investee (continued)

	As of December 31, 2012			Increase (decrease) during the year ended December 31, 2013		As of December 31, 2013
	Cost of investment	Share equity loss	Investment in equity investee	Cost of investment	Share equity loss	Cost of investment	Share equity loss	Investment in equity investee	Investment in equity investee
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$
Yizhuang Fund	50,500	(1,101)	49,399	50,500	(1,372)	101,000	(2,473)	98,527	16,275

In April 2012, the Company through its subsidiary, 21Vianet Beijing, entered into an agreement to invest in the Yizhuang Venture Investment Fund (“Yizhuang Fund”) as a limited partner. In December 2013, the Company made the second tranche of investment of an amount of RMB50,500 in the Yizhuang Fund, and held 27.694% of the investee as of December 31, 2013. Given the Company holds more than three percent interest in the Yizhuang Fund as a limited partner, the investment is accounted for under the equity method as prescribed in ASC323-10, Investments—Equity Method.

12.	BANK AND OTHER BORROWINGS

Bank and other borrowings are as follows as of the respective balance sheet dates:

	As of December 31,	As of December 31,
	2012	2013	2013
	(RMB)	(RMB)	(US$)
Short-term bank borrowings	176,961	173,726	28,697
Long-term bank borrowings, current portion	167,879	197,000	32,542

	344,840	370,726	61,239
Long-term bank borrowings, non-current portion	63,000	65,740	10,860
Other long-term borrowings	—	900,000	148,669

	63,000	965,740	159,529

Total bank and other borrowings	407,840	1,336,466	220,768

The short-term bank borrowings outstanding as of December 31, 2012 and 2013 bore a weighted average interest rate of 7.66% and 7.00% per annum, respectively, and were denominated in RMB. These borrowings were obtained from financial institutions and have terms of two months to one year. The long-term bank borrowings (including current portion) outstanding as of December 31, 2012 and 2013 bore a weighted average interest rate of 8.35% and 7.12% per annum, and are denominated in RMB. These loans were obtained from financial institutions located in the PRC.

In 2013, the Company established Asia Cloud Investment with the funds provided through two entrusted loans. The two entrusted loans have an aggregate principal amount of RMB900,000 with an interest rate of 4% per annum, and maturity dates of August 28 and September 10, 2015, respectively (Note 1(c)).

As of December 31, 2012 and December 31, 2013, unused loan facilities for short-term bank borrowings and long-term bank borrowings amounted to RMB247,726 and RMB77,243 (US$12,760), respectively.

As of December 31, 2013, the Company was in breach of one of the financial covenants under a short-term bank borrowing with an outstanding balance of RMB19,641 (US$3,244). The breach did not result in

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

12.	BANK AND OTHER BORROWINGS (CONTINUED)

acceleration of the repayment of the loan and was subsequently cured on March 11, 2014 through an amendment made to the financial covenants with the lending bank.

Bank borrowings as of December 31, 2012 and 2013 were secured/guaranteed by the following:

December 31, 2012

Short-term bank borrowings	Secured/guaranteed by
(RMB)
6,961	Jointly guaranteed by (i) Mr. Chen Sheng Director and CEO of the Company and Mr. Zhang Jun, Director and COO of the Company, and (ii) restricted cash of RMB766.
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

90,000	Jointly guaranteed by Mr. Chen Sheng Director and CEO of the Company and Mr. Zhang Jun, Director and COO of the Company.

176,961

Long-term bank and other borrowings (including current portion)	Secured/guaranteed by
(RMB)
63,000	Guaranteed by restricted cash of RMB100,000.
167,879	Guaranteed by restricted cash of RMB190,000.

230,879

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

12.	BANK AND OTHER BORROWINGS (CONTINUED)

December 31, 2013

Short-term bank borrowings	Secured/guaranteed by
(RMB)
19,085	Guaranteed by restricted cash of RMB2,099.
30,000	Secured by a subsidiary’s computer and network equipment with net book value of RMB46,631 (Note 8).
40,000	Jointly guaranteed by Mr. Chen Sheng, Director and CEO of the Company and Mr. Zhang Jun, Director and COO of the Company.
84,641	Unsecured borrowings.

173,726

Long-term bank and other borrowings (including current portion)	Secured/guaranteed by
(RMB)
19,740	Jointly guaranteed by the company’s computer and network equipment with net book value of RMB47,498 (Note 8).
63,000	Guaranteed by restricted cash of RMB100,000.
180,000	Guaranteed by restricted cash of RMB190,000.
900,000	Secured by the pledged dividend right and the right to sell or transfer the 90% equity interest of Asia Cloud Investment held by 21Vianet Technology (Note 1(c)).

1,162,740

13.	ACCRUED EXPENSES AND OTHER PAYABLES

The components of accrued expenses and other payables are as follows:

	December 31,
	2012	2013
	RMB	RMB	US$
Payroll and welfare payables	23,395	28,693	4,739
Business and other taxes payable	52,368	67,408	11,135
Payables for office supplies and utilities	2,424	3,650	603
Payables for the purchase of property and equipment	50,648	85,993	14,205
Payables for the purchase of software	307	—	—
Payable for purchase of network use right	19,881	10,000	1,652
Accrued service fees	12,248	37,130	6,133
Interest payable	837	36,254	5,989
Share-settled bonuses	—	6,441	1,064
Others	5,390	16,852	2,784

	167,498	292,421	48,304

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

14.	CAPITAL LEASES

Certain computer and network equipment, fiber optic cables and property were acquired through capital leases entered into by the Company.

The Company entered into a capital lease in February 2013 totaling RMB365,353 (US$60,352) for a building in the Daxing District of Beijing for the purpose of building out a new data center. The lease bears an interest rate of 13.06% per annum.

Future minimum lease payments under non-cancellable capital lease arrangements are as follows:

	RMB	US$
2014	53,247	8,796
2015	25,712	4,247
2016	23,844	3,939
2017	48,939	8,084
2018 and thereafter	833,525	137,688

Total minimum lease payments	985,267	162,754
Less: amount representing interest	(633,528)	(104,651)

Present value of remaining minimum lease payments	351,739	58,103

Capital leases had weighted average interest rates of 7.93% and 11.88% for the years ended December 31, 2012 and 2013, respectively.

15.	BONDS PAYABLE

On March 22, 2013, the Company issued and sold bonds with an aggregate principal amount of RMB1,000,000 (equivalent to US$165,188) at a coupon rate of 7.875% per annum (the “Bonds”). The Bonds will mature on March 22, 2016. The Bonds were listed and quoted on the Official List of the Singapore Exchange Securities Trading Limited. Interest on the Bonds is payable semi-annually in arrears on March 22 and September 22 in each year, beginning September 22, 2013.

The net proceeds from the Bonds, after deducting issuance costs of RMB25,189 (US$4,161) and a discount of RMB1,970 (US$325), were RMB972,841 (US$160,702), which will be used for construction of new data centers and other general corporate purposes. Deferred issuance costs are included in “Other non-current assets” in the Company’s consolidated balance sheets. Both the deferred issuance costs and the issuance discount are amortized as interest expense using the effective interest method over the term of the Bonds. The effective interest rate of the Bonds is 9.29%.

The Bonds are unsecured and rank senior in right of payment to any of the Company’s indebtedness that is expressly subordinated to the Bonds; equal in right of payment to any of the Company’s liabilities that are not so subordinated; but rank lower than any secured indebtedness of the Company and all liabilities (including trade payables) of the Company’s subsidiaries and Consolidated VIEs.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

15.	BONDS PAYABLE (CONTINUED)

The following table summarizes the aggregate required repayments of the principal amounts of the Company’s long-term borrowings, including the Bonds payable, bank and other borrowings (Note 12), in the succeeding five years and thereafter:

	RMB	US$
For the years ending December 31,
2014	197,000	32,542
2015	1,065,740	176,048
2016	1,000,000	165,188
2017	—	—
2018	—	—
Thereafter	—	—

16.	DEFERRED GOVERNMENT GRANTS

During the years ended December 31, 2011, 2012 and 2013, the Company received RMB1,000, RMB15,850 and RMB2,950 (US$487), respectively, in government grants from the relevant PRC government authorities. The government grants received during the year ended December 31, 2011, 2012 and 2013 are required to be used in construction of property and equipment. These grants are initially deferred and subsequently recognized in the statement of operations when the Company has complied with the conditions or performance obligations attached to the related government grants, if any, and the grants are no longer refundable. Grants that subsidize the construction cost of property and equipment are amortized over the life of the related assets as a reduction of the associated depreciation expense.

Movements of deferred government grants are as follows:

	For the year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Balance at beginning of the year	5,400	5,819	18,793	3,105
Additions	1,000	15,850	2,950	487
Recognized in income as a reduction of depreciation expense	(581)	(2,876)	(3,697)	(611)

Balance at end of the year	5,819	18,793	18,046	2,981

17.	TREASURY STOCK

During 2011, the Company repurchased 3,022,532 ADSs under the Share Repurchase Plan I for a total consideration of approximately US$29,900. In December 2011, 350,000 ADSs were issued to the seller of the Managed Network Entities as part of the stock consideration owed to purchase the 49% equity interest of the Managed Network Entities.

In April 2012, 998,607 ADSs, 932,829 ADSs and 316,803 ADSs were issued to the sellers of the Managed Network Entities and Gehua as part of the stock consideration owed to purchase the 51% equity interest of the Managed Network Entities, 49% equity interest of the Managed Network Entities and the 100% equity interest of Gehua, respectively.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

17.	TREASURY STOCK (CONTINUED)

In December 2012, an additional 95,000 ADSs were issued to the seller of the Managed Network Entities as part of the stock consideration owed to purchase the 51% equity interest of Managed Network Entities.

During 2013, the Company repurchased 586,869 ADSs under the Share Repurchase Plan II for total consideration of approximately US$9,700.

In 2013, 840,114 ADSs were issued to the seller of the Managed Network Entities as part of the stock consideration owed to purchase the 51% equity interest of the Managed Network Entities.

18.	ACCUMULATED OTHER COMPREHENSIVE LOSS

The changes in accumulated other comprehensive loss by component, net of tax, are as follows:

	Foreign currency translation	Total
	RMB	RMB
Balance as of January 1, 2011	1,474	1,474
Current year other comprehensive loss	(56,253)	(56,253)

Balance as of December 31, 2011	(54,779)	(54,779)
Current year other comprehensive loss	(2,588)	(2,588)

Balance as of December 31, 2012	(57,367)	(57,367)
Current year other comprehensive loss	(25,222)	(25,222)

Balance as of December 31, 2013	(82,589)	(82,589)

Balance as of December 31, 2013, in US$	(13,643)	(13,643)

19.	MAINLAND CHINA EMPLOYEE CONTRIBUTION PLAN

As stipulated by the regulations of the PRC, full-time employees of the Company in the PRC participate in a government-mandated multiemployer defined contribution plan organized by municipal and provincial governments. Under the plan, certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Company is required to make contributions to the plan based on certain percentages of employees’ salaries. The total expenses for the plan were RMB17,499, RMB29,015 and RMB45,934 (US$7,588), respectively, for the years ended December 31, 2011, 2012 and 2013.

20.	SHARE BASED COMPENSATION

In order to provide additional incentives to employees and to promote the success of the Company’s business, the Company adopted a share incentive plan in 2010 (the “2010 Plan”). Under the 2010 Plan, the Company may grant options and RSUs to its employees, directors and consultants to purchase an aggregate of no more than 39,272,595 ordinary shares of the Company. The 2010 Plan was approved by the Board of Directors and shareholders of the Company on July 16, 2010. The 2010 Plan is administered by the Board of Directors or the Compensation Committee of the Board as set forth in the 2010 Plan (the “Plan Administrator”). All share options to be granted under the 2010 Plan have a contractual term of ten years and generally vest over 3 to 4 years in the grantee’s option agreement.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

20.	SHARE BASED COMPENSATION (CONTINUED)

The Company granted 1,964,424 share options in 2011, 2,524,932 share options and 432,910 RSUs in 2012 and 676,592 RSUs in 2013 with performance conditions whereby a predetermined number will vest upon the assignment of an annual performance review rating in accordance with predetermined performance targets for the grantees over a one or four-year period. As it is probable for the Company to estimate the annual performance review ratings for the individual grantees, the Company commenced recognition of the related compensation expense using the accelerated method.

The compensation cost related to remaining unvested share options shall be recognized over the remaining requisite service period or the performance review period. As of December 31, 2013, options to purchase 10,958,796 of ordinary shares were outstanding.

In August 2013, a new share award scheme whereby employees may choose to settle their performance bonuses in cash, in the Company’s ordinary shares or in a combination of cash and shares was approved by the Compensation Committee of the Board. The number of shares to be issued pursuant to the election choice of settlement in shares is calculated by the quotient of 100% or 115% of the bonus amounts and a reference share price determined based on the average trading price of the Company’s ADSs during the 30 days following the end of the defined quarterly, biannual or annual performance measurement period. The grant of the settlement shares is subject to the final approval of the Compensation Committee of the Board. These shares are subject to a six-month lock-up period. The employees are entitled to receive the original bonus amounts in cash without the 15% premium upon their termination of employment before the end of the lock-up period.

At each reporting period end, the Company estimates the portion of the bonuses that would be settled in cash and in shares, considering its past settlement practices. The portion estimated to be settled in cash is accrued for as a cash bonus in accordance with ASC 710, Compensation – General. The portion estimated to be settled in the Company’s shares is classified as a liability award within “Accrued expenses and other payables – Share-settled bonuses”, and is remeasured at the end of each reporting period with an adjustment for fair value recorded to the current period expense, until the settlement date, which is the date when the underlying shares were granted to the employees. Subsequent to the settlement date, although the Company accounts for these restricted shares units as an equity award, the original cash bonus amount continues to be classified as a liability within “Accrued expenses and other payables – Others” in the consolidated balance sheets until the end of the lock-up period as such amounts will be paid to the employees in cash upon the termination of their employment. The fair value of the 15% premium that is vested and unvested will be reclassified to additional paid in capital and recognized over the remaining lock-up period, respectively.

During 2013, the Company granted 36,829 RSUs to settle the performance bonuses as elected by employees.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

20.	SHARE BASED COMPENSATION (CONTINUED)

The following table summarized the Company’s employee share option activity under the 2010 Plan:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		(US$)	(Years)	(US$)
Outstanding, January 1, 2013	17,898,396	0.28	6.9	23,571
Exercised	(6,587,580)	0.22
Forfeited	(352,020)	0.61

Outstanding, December 31, 2013	10,958,796	0.31	6.7	39,546

Vested and expected to vest at December 31, 2013	10,958,796	0.31	6.7	39,546

Exercisable as of December 31, 2013	7,853,861	0.20	6.3	29,209

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the estimated fair value of the underlying stock at each reporting date, for those awards that have an exercise price below the estimated fair value of the Company’s shares. As of December 31, 2012 and 2013, the Company had options outstanding to purchase an aggregate of 17,898,396 shares and 10,958,796 shares with an exercise price below the estimated fair value of the Company’s shares, resulting in an aggregate intrinsic value of RMB146,850 and RMB239,400 (US$39,546), respectively.

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

The Company calculated the estimated fair value of the share options on the grant date using the Black-Scholes Option model or Binomial-Lattice model for 2011 and 2012, respectively, with the following assumptions:

	Granted in 2011	Granted in 2011	Granted in 2012
	Before September 30, 2011	After September 30, 2011
Risk-free interest rates	1.03%-3.36%	1.03%-3.36%	2.06%-3.68%
Expected life (years)	0.08-7.75 years	Not applicable	Not applicable
Sub optimal early exercise factor	Not applicable	2.2	2.2
Expected volatility	24.25%-76%	69.17%	57.01%-68.03%
Expected dividend yield	0%	0%	0%
Fair value of share option	US$1.20-US$2.06	US$1.02-US$1.03	US$1.34-US$1.68

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

20.	SHARE BASED COMPENSATION (CONTINUED)

The aggregate fair value of the outstanding options at the grant date was determined to be RMB74,576 (US$12,319) for the year ended December 31, 2013 and such amount is recognized as compensation expense using the straight-line method for all employee share options granted with graded vesting based on service conditions and the accelerated method for share options granted with graded vesting based on performance conditions. The weighted-average grant-date fair value of options granted during the years ended December 31, 2011, 2012 and 2013 was US$1.54, US$1.49 and nil, respectively. The total fair value of share options vested during the years ended December 31, 2011, 2012 and 2013 was US$5,527, US$5,655 and US$3,388, respectively. The aggregate intrinsic value of options exercised during the years ended December 31, 2011, 2012 and 2013 was US$14,061, US$4,487, and US$24,355, respectively.

As of December 31, 2013, there was RMB14,887 (US$2,459) of unrecognized share-based compensation cost, net of estimated forfeitures, related to unvested options which is expected to be recognized over a weighted-average period of 0.4 year. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.

The following table summarizes the Company’s RSU activity under the 2010 Plan:

	Number of RSUs	Weighted-average grant date fair value	Weighted-average remaining contractual life	Aggregate intrinsic value
		(US$)	(Years)	(US$)
Unvested, January 1, 2013	685,843	10.12	9.4	6,588
Granted	776,604	14.22
Vested	(250,058)	11.59
Forfeited	(35,778)	10.05

Unvested, December 31, 2013	1,176,611	12.52	9.0	27,674

Share-based compensation cost for RSUs is measured based on the closing fair market value of the Company’s ADS on the date of grant and the reporting date for equity and liability classified RSUs, respectively. The aggregate fair value of the unvested RSUs as of December 31, 2013 was RMB167,530 (US$27,674), and such amount is recognized as compensation expense using the straight-line method for the RSUs with graded vesting based on service conditions and the accelerated method for the RSUs with graded vesting based on performance conditions and share-settled bonuses. The weighted-average grant-date fair value of RSUs granted during the years ended December 31, 2011, 2012 and 2013 was nil, US$10.01 and US$14.22, respectively. The total fair value of RSUs vested during the years ended December 31, 2011, 2012 and 2013 was nil, US$1,184 and US$2,898, respectively.

As of December 31, 2013, there was RMB58,624 (US$9,684) of unrecognized share-based compensation cost related to RSUs which is expected to be recognized over a weighted-average vesting period of 2.9 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

20.	SHARE BASED COMPENSATION (CONTINUED)

Total compensation expense relating to options and RSUs granted to employees recognized for the years ended December 31, 2011, 2012 and 2013 is as follows:

	For the year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Cost of revenues	2,157	4,517	8,054	1,331
Sales and marketing expenses	5,763	10,508	13,405	2,214
General and administration expenses	31,420	47,749	40,711	6,725
Research and development expenses	2,619	4,858	5,599	925

	41,959	67,632	67,769	11,195

21.	TAXATION

Enterprise income tax

Cayman Islands

The Company and Fastweb Holdings are tax-exempt companies incorporated in the Cayman Islands. The Company conducts substantially all of its business through its PRC subsidiaries and the Consolidated VIEs (Note 1) located in the PRC.

British Virgin Islands

21V Xi’an Holding, iJoy BVI and Apexer BVI are tax-exempt companies incorporated in the British Virgin Islands.

Hong Kong

21Vianet HK, Fastweb HK, Asiacloud Wireless HK and Asiacloud Communication HK are incorporated in Hong Kong and are subject to Hong Kong profits tax rate of 16.5% for the years ended December 31, 2011, 2012 and 2013. No provision for Hong Kong profits tax has been made in the consolidated financial statements as these entities had no assessable profits in the years ended December 31, 2011, 2012 and 2013.

The PRC

The Company’s PRC subsidiaries, VIEs and its subsidiaries are incorporated in the PRC and subject to PRC enterprise income tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws.

Effective January 1, 2008, the statutory corporate income tax rate is 25%, except for certain entities eligible for preferential tax rates.

In April 2009, 21Vianet Beijing received an approval for the grandfathering of the 6-year tax holiday which effectively commenced from January 1, 2006 and allows the Company to utilize a three-year 100%

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

21.	TAXATION (CONTINUED)

Enterprise income tax (continued)

exemption followed by a three-year half-reduced EIT rate. As a result, 21Vianet Beijing was allowed to use a half-reduced EIT rate for 2009, 2010 and 2011. In December 2008, 21Vianet Beijing also received an approval as a High and New Technology Enterprises (“HNTE”) and is eligible for a 15% preferential tax rate effective from 2008 to 2010 and thereafter for an additional 3 years if it is able to satisfy the technical and administrative requirements in these 3 years. The Company’s HNTE certificate expired as of December 31, 2010 and the Company obtained a renewed certificate in September 2011, which will expire on December 31, 2013. In accordance with the PRC Income Tax Laws, an enterprise awarded with the HNTE status may enjoy a reduced EIT rate of 15%. For the years ended December 31, 2010, 2011, 21Vianet Beijing chose to apply the tax holiday and enjoy a preferential tax rate of 12.5%. For the year ended December 31, 2012 and 2013, 21Vianet Beijing applied a preferential tax rate of 15%.

In April 2011, Xi’an Sub, a subsidiary located in Shaanxi Province, qualified for a preferential tax rate of 15%. The preferential tax rate is awarded for companies that have operations in certain industries and meet the criteria of the Preferential Tax Policies for Development of the West Regions. The entity’s qualification will need to be assessed on an annual basis.

In July 2012, Gehua, a subsidiary located in Guangzhou Province, qualified as a HNTE and is eligible for a 15% preferential tax rate effective from 2012 to 2014, and thereafter for an additional 3 years if it is able to satisfy the HNTE technical and administrative requirements in those 3 years.

In June 2009, Fastweb Network BJ, a subsidiary located in Beijing, qualified as a HNTE and is eligible for a 15% preferential tax rate effective from 2009 to 2011, and thereafter for an additional 3 years if it is able to meet the HNTE technical and administrative requirements in those 3 years. The Company’s HNTE certificate expired as of December 31, 2011 and the Company obtained a renewed certificate in May 2012, which will expire on December 31, 2014. For the years ended December 31, 2012 and 2013, Fastweb Network BJ applied a preferential tax rate of 15%.

In 2013, BJ iJoy qualified as a software enterprise which allows the Company to utilize a two-year 100% exemption for 2013 and 2014 followed by a three-year half-reduced EIT rate effective for the years from 2015 to 2017. For the year ended December 31, 2013, BJ iJoy enjoyed the 100% tax exemption for its taxable income.

The Company’s other PRC subsidiaries were subject to EIT at a rate of 25% for the years ended December 31, 2011, 2012 and 2013.

The New EIT Law also provides that enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC are considered PRC tax resident enterprises and subject to PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. As of December 31, 2013, no detailed interpretation or guidance has been issued to define “place of effective management”. Furthermore, as of December 31, 2013, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. If the Company is deemed as a PRC tax resident, it would be subject to PRC tax under the New CIT Law. The Company will continue to monitor changes in the interpretation or guidance of this law.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

21.	TAXATION (CONTINUED)

Enterprise	income tax (continued)

Profit (loss) before income taxes consists of:

	For the year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Non-PRC	(4,912)	(74,140)	(165,039)	(27,263)
PRC	64,528	167,955	128,360	21,205

	59,616	93,815	(36,679)	(6,058)

Income tax expense comprises of:

	For the year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Current	(32,169)	(45,481)	(29,905)	(4,940)
Deferred	18,492	9,322	19,581	3,235

	(13,677)	(36,159)	(10,324)	(1,705)

The reconciliation of tax computed by applying the statutory income tax rate of 25% for the years ended December 31, 2011, 2012 and 2013 applicable to the PRC operations to income tax expense is as follows:

	For the year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Profit (loss) before income taxes	59,616	93,815	(36,679)	(6,058)
Income tax (expense) benefit computed at applicable tax rates (25%)	(14,904)	(23,454)	9,170	1,515
Non-deductible expenses	(2,161)	(1,969)	(3,385)	(559)
Taxable income	(1,178)	—	—	—
Research and development expenses	2,982	4,313	6,850	1,132
Effect of tax holidays	827	—	10,487	1,732
Preferential rate	371	7,245	2,655	439
Current and deferred tax rate differences	1,331	1,804	11,938	1,972
International rate differences	(1,020)	(15,716)	(36,080)	(5,960)
Tax exempted income	—	2,635	(905)	(150)
Unrecognized tax benefits	(856)	(641)	(6,719)	(1,110)
Deferred tax expense	—	(3,695)	(7,882)	(1,302)
Change in valuation allowance	(32)	(5,263)	1,172	194
Prior year provision to return true up	963	(1,418)	2,375	392

Income tax expense	(13,677)	(36,159)	(10,324)	(1,705)

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

21.	TAXATION (CONTINUED)

Enterprise income tax (continued)

The benefit of the tax holiday per basic and diluted earnings per share is as follows:

	For the year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Basic	0.005	—	0.029	0.005

Diluted	0.004	—	0.029	0.005

Deferred Tax

The significant components of deferred taxes are as follows:

	December 31,
	2012	2013
	RMB	RMB	US$
Deferred tax assets
Current
Allowance for doubtful accounts	53	147	24
Accrued salary and welfare	3,589	6,784	1,121
Accrued expenses	1,403	4,415	728
Contingent consideration payables-current	3,498	2,984	494
Capital lease	—	3,720	615
Deferred government grant	67	153	25
Valuation allowance	(25)	(387)	(64)

Net current deferred tax assets	8,585	17,816	2,943

Non-current
Tax losses	8,586	7,606	1,256
Property and equipment	7,102	9,947	1,643
Deferred government grant	4,540	4,202	694
Contingent consideration payables-non current	883	740	122
Valuation allowance	(9,880)	(8,346)	(1,378)

Net non-current deferred tax assets	11,231	14,149	2,337

Total deferred tax assets	19,816	31,965	5,280

Deferred tax liabilities
Current
Interest income from financial instruments	—	3,115	515

Non-current
Intangible assets	41,736	45,770	7,561
Property and equipment	—	28,245	4,666
Capitalized interest expense	2,930	4,578	756

Net non-current deferred tax liabilities	44,666	78,593	12,983

Total deferred tax liabilities	44,666	81,708	13,498

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

21.	TAXATION (CONTINUED)

Deferred Tax (continued)

As of December 31, 2013, the Company has net tax operating losses from its PRC subsidiaries and its Consolidated VIEs, as per filed tax returns, of RMB18,133 (US$2,995), which will expire between 2014 to 2017.

As of December 31, 2013, the Company intends to permanently reinvest the undistributed earnings from other foreign subsidiaries to fund future operations. The amount of unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries is not determined because such a determination is not practicable.

Unrecognized Tax Benefits

As of December 31, 2012 and 2013, the Company recorded unrecognized tax benefits of RMB12,340 and RMB18,559 (US$3,066), respectively.

The unrecognized tax benefits and its related interest are primarily related to the application of a reduced income tax rate not yet approved and unqualified deemed profit tax filing method. RMB10,190 of the total unrecognized tax benefits, if ultimately recognized, will impact the effective tax rate. It is possible that the amount of uncertain tax benefits will change in the next 12 months, however, an estimate of the range of the possible outcomes cannot be made at this time.

A roll-forward of unrecognized tax benefits is as follows:

	For the year ended December 31,
	2012	2013
	RMB	RMB	US$
Balance at beginning of year	25,403	10,302	1,702
Reclass to income tax payable	(15,931)	—	—
Reversal based on tax positions related to prior years	—	(500)	(83)
Additions based on tax positions related to the current year	830	4,430	732

Balance at end of year	10,302	14,232	2,351

In the years ended December 31, 2011, 2012 and 2013, the Company recorded interest expense of RMB857, RMB641 and RMB2,289 (US$378), respectively. Accumulated interest expense recorded by the Company was RMB2,038 and RMB4,327 (US$715) as of December 31, 2012 and 2013, respectively. As of December 31, 2013, the tax years ended December 31, 2010 through 2013 for the PRC subsidiaries remain open for statutory examination by the PRC tax authorities.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

22.	RELATED PARTY TRANSACTIONS

a)	Related parties

Name of related parties	Relationship with the Company
aBitCool	A company owned by the same group of the Company’s Class B ordinary shareholders (4)
aBitCool China Limited (“ABC”)	A company controlled by aBitCool
BitCool Media Group Limited (“Bitcool Media”)	A company controlled by aBitCool
21Vianet Beijing Intelligence Energy System Technology Co., Ltd. (“21V BJ”) (1)	A company controlled by aBitCool
CloudEx Beijing Science & Technology Co., Ltd. (“CE BJ”)	A company controlled by aBitCool
Beijing CloudEX Software Service Co., Ltd. (“CE Soft BJ”)	A company controlled by aBitCool
Ningbo 21Vianet Information Technology Co., Ltd. (“21V NB”) (1)	A company controlled by aBitCool
21Vianet Intelligence Technology Co., Ltd. (“21V FS”) (1)	A company controlled by aBitCool
Tianjin Yunlifang Technology Co., Ltd. (“TJ Yunlifang”) (1)	A company controlled by aBitCool
Guangzhou Juliang Information Technology Co., Ltd (“GZ Juliang”) (5)	A company controlled by aBitCool
21 ViaNet Engineering Technology Services Co., Ltd. (“VEE”) (1)	A company controlled by aBitCool
SH Guotong Network Co., Ltd. (“SH Guotong”)	A company controlled by aBitCool
21 Vianet Infrastructure Limited(5)	A company controlled by aBitCool
21Vianet (Xi’an) Technology Co., Ltd. (“Xi’an Tech”) (3)	A company controlled by 21 Vianet Infrastructure Limited
Mr. Chen Sheng	Director and CEO of the Company
Mr. Zhang Jun (6)	Director and COO of the Company*
Mr. Liu Zai De	Chief Software Officer of the Company and one of the shareholders of Lyzh Consulting Ltd.
Shi Dai Tong Lian	Seller of the Managed Network Entities
Concept Network Limited	Seller of the Managed Network Entities
TJ Guanbang	Seller of Gehua
BJ Huibang	Seller of Gehua
Lyzh Consulting Ltd. (2)	Seller of Fastweb
DFS DragonFund China, L.P. (2)	Seller of Fastweb
DFJ DragonFund Partners, LLC(2)	Seller of Fastweb
Draper Fisher Jurvetson Fund VIII, L.P. (2)	Seller of Fastweb
Draper Fisher Jurvetson Partners VIII, LLC(2)	Seller of Fastweb
JABE, LLC (2)	Seller of Fastweb
Shanghai Shibei Hi-Tech Co., Ltd. (“SH Shibei”)	Noncontrolling shareholder of SH Wantong
Beijing Kaihua Kewei Technology Company Limited (“Kaihua Kewei”)	Seller of Tianwang and Yilong
A PRC citizen	Seller of iJoy
Suzhou Aizhuoyi Information Technology Co., Ltd. (“SZ Aizhuoyi”)	A company controlled by seller of iJoy

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

22.	RELATED PARTY TRANSACTIONS (CONTINUED)

(1)	These companies were sold out by aBitCool in 2011 to third parties, so the balances with these companies were no longer classified as “amounts due from related parties” as of December 31, 2012 or December 31, 2013.
(2)	Collectively, “Sellers of Fastweb”.
(3)	Acquired by the Company on July 5, 2012.
(4)	There are certain shareholders (“Common Shareholders”) that are shareholders of both aBitCool and the Company. As of December 31, 2013, in terms of economic interests and voting power, the Common Shareholders’ ownership interests in the Company were 12.12% and 54.92% while the their ownership interests in aBitCool was 90.14% in terms of both economic interests and voting power, based on the register of members of the Company. There is neither a single controlling shareholder nor a group of shareholders holding identical ownership interests individually and controlling ownership interests in aggregate in the Company and aBitCool.
(5)	These companies were deregistered in 2013.
(6)	Mr. Zhang Jun retired from the positions of Director and COO of the Company in March 2014.

b)	The Company had the following related party transactions for the years ended December 31, 2011, 2012 and 2013:

	For the year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Services provided to:
—SH Guotong	8,181	27,171	—	—
—GZ Juliang	268	—	—	—
—21V BJ	3	—	—	—
—21V FS	39	—	—	—
—CE BJ	854	1	—	—
—CE Soft BJ	90	215	—	—
—VEE	303	—	—	—
—TJ Yunlifang	93	—	—	—
Services provided by:
—SH Guotong	2,554	6,639	—	—
—Xi’an Tech	8,836	5,526	—	—
Rental of equipment from:
—Xi’an Tech	897	—	—	—
—21V NB	442	—	—	—
Purchases of equipment from:
—SZ Aizhuoyi	—	—	61,202	10,110
—ABC	—	—	266	44
—SH Guotong	—	1,812	—	—
—CE Soft BJ	—	515	—	—
—Xi’an Tech	39,896	—	—	—
Loans provided to:
—BitCool Media	—	14,771	19,096	3,154
—SH Shibei	—	—	4,900	809
—Seller of iJoy	—	—	12,193	2,015

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

22.	RELATED PARTY TRANSACTIONS (CONTINUED)

	For the year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Repayment of loans:
—BitCool Media	—	—	1,219	201
Interest income from loan to:
—Bitcool Media	—	253	861	142
Acquisition of 21V Xi’an from 21 Vianet Infrastructure Limited	—	15,977	—	—
Purchase 10% equity interests of BJ Tele from aBitCool (Note 11)	8,200	—	—	—
Purchase 99.95% equity interests of SH Cloud from 21V FS	18,191	—	—	—
Purchase 0.05% equity interests of SH Cloud from 21V BJ	9	—	—	—
Purchase 100% equity interests of SZ Cloud from 21V FS	7,900	—	—	—

c)	The Company had the following related party balances as of December 31, 2012 and 2013:

	December 31,
	2012	2013
	RMB	RMB	US$
Amounts due from related parties:
—SH Guotong	3,702	—	—
—Bitcool Media	15,024	33,311	5,503
—Seller of iJoy	—	24,387	4,028
—SH Shibei	—	9,800	1,619

	18,726	67,498	11,150

Amounts due to related parties:
Current:
—Seller of Gehua	39,592	16,737	2,765
—Seller of the Managed Network Entities	47,755	47,755	7,888
—Seller of iJoy	—	63,602	10,506
—Seller of Tianwang and Yilong	—	19,605	3,239
—BJ Huibang	815	—	—
—Sellers of Fastweb	16,875	—	—

	105,037	147,699	24,398

	December 31,
	2012	2013
	RMB	RMB	US$
Non-current:
—Seller of iJoy	—	58,487	9,662
—Seller of Tianwang and Yilong	—	19,834	3,276
—Seller of the Managed Network Entities	43,992	—	—
—Sellers of Fastweb	35,601	—	—
—Seller of Gehua	6,723	—	—

	86,316	78,321	12,938

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

22.	RELATED PARTY TRANSACTIONS (CONTINUED)

All balances with the related parties, other than the amount due from BitCool Media, as of December 31, 2012 and 2013 were unsecured, interest-free and have no fixed terms of repayment. The loan provided to BitCool Media bears annual interest rates of 3%—6% and will mature in 2014. The Company has recorded the related interest income of RMB861 (US$142) using the effective interest method.

The amount due to Concept Network, TJ Guanbang, Kaihua Kewei and Seller of iJoy as of December 31, 2013 relate to the remaining contingent purchase consideration payable for the acquisitions of the Managed Network Entities, Gehua, Tianwang and Yilong and iJoy (Note 4), respectively.

As disclosed in Note 12, Mr. Chen Sheng and Mr. Zhang Jun provided guarantees to banks for the Company’s short-term bank borrowings.

23.	RESTRICTED NET ASSETS

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

In accordance with the PRC Regulations on Enterprises with Foreign Investment and the articles of association of the Company’s PRC subsidiaries, a foreign-invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign-invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. 21Vianet China was established as foreign-invested enterprise and, therefore, is subject to the above mandated restrictions on distributable profits. As of December 31, 2012 and 2013, the Company’s PRC subsidiaries had appropriated RMB25,871 and RMB35,178 (US$5,811), respectively, in its statutory reserves.

As a result of these PRC laws and regulations subject to the limit discussed above that require annual appropriations of 10% of after-tax income to be set aside, prior to payment of dividends as general reserve fund, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. Amounts restricted include paid-in capital and statutory reserve funds of the Company’s PRC subsidiaries and the equity of the Consolidated VIEs, as determined pursuant to PRC generally accepted accounting principles, totaling an aggregate of RMB1,739,098 (US$287,279) as of December 31, 2013.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

24.	EARNINGS (LOSS) PER SHARE

Basic and diluted earnings (loss) per share for each of the years presented are calculated as follows:

	For the year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Numerator:
Net profit (loss)	45,939	57,656	(47,003)	(7,763)
Less: net profit attributable to noncontrolling interest	(27,495)	(1,332)	(1,223)	(202)

Net profit (loss) attributable to ordinary shareholders	18,444	56,324	(48,226)	(7,965)

Denominator:
Weighted-average number of shares outstanding—basic	259,595,677	342,533,167	364,353,974	364,353,974
Weighted-average number of stock options and RSUs granted in connection with the stock option plan	57,211,984	14,251,042	—	—

Weighted-average number of shares outstanding—diluted	316,807,661	356,784,209	364,353,974	364,353,974

Earnings (loss) per share—Basic:
Net profit (loss)	0.07	0.16	(0.13)	(0.02)

	0.07	0.16	(0.13)	(0.02)

Earnings (loss) per share—Diluted:
Net profit (loss)	0.06	0.16	(0.13)	(0.02)

	0.06	0.16	(0.13)	(0.02)

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

In 2011 and 2013, the Company issued 8,207,178 and 6,000,000 ordinary shares, respectively, to its share depositary bank which will be used to settle stock option awards upon their exercise. No consideration was received by the Company for this issuance of ordinary shares. These ordinary shares are legally issued and outstanding but are treated as escrowed shares for accounting purposes and therefore, have been excluded from the computation of earnings per share. Any ordinary shares not used in the settlement of stock option awards will be returned to the Company.

Contingently issuable shares related to the portion of contingent consideration for the acquisitions of the Managed Network Entities, Gehua, Fastweb, Tianwang and Yilong and iJoy (Note 4) in the form of shares that are based on targets that have been fixed are included in the computation of basic earnings per share as the Company does not expect any circumstances under which these shares would not be issued.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

25.	SHARE CAPITAL

Holders of Class A Ordinary Shares and Class B Ordinary Shares are entitled to the same rights except for voting and conversion rights. In respect of matters requiring a shareholder’s vote, each Class A Ordinary Share is entitled to one vote and each Class B Ordinary Share is entitled to 10 votes. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon any transfer of Class B Ordinary Shares by a holder to any person or entity which is not an affiliate of such holder, such Class B Ordinary Shares will be automatically converted into an equal number of Class A Ordinary Shares.

In July 2012, the company repurchased 2,686,965 Class B ordinary shares from Sunrise at par value. Such shares were cancelled immediately.

In May 2013, the Company issued 5,282,100 Class A ordinary shares to the sellers of Fastweb and Tianwang and Yilong in settlement of the contingent purchase considerations. In October 2013, the Company issued 34,683,042 Class A ordinary shares to Esta Investments Pte Ltd (“Esta Investments”) for an aggregate cash consideration of RMB533,301 (US$88,095). In addition, Esta Investments purchased 5,316,960 Class A ordinary shares from the Company’s existing shareholders for a total cash consideration of RMB78,685 (US$12,998) which was paid to the selling shareholders through the Company.

26.	FAIR VALUE MEASUREMENTS

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

Cash equivalents, fixed rate time deposits, floating rate time deposits and bonds payable are classified within Level 1 because they are valued by using quoted market prices. Floating rate principal guaranteed investments are classified within Level 2 because they are valued by using alternative pricing sources and model utilizing market direct or indirect observable inputs, such as the risk-free interest rate.

The mandatorily redeemable noncontrolling interests (Note 1(c)), the contingent considerations for the acquired businesses (Note 4) and the share-settled bonuses (Note 20) are classified within Level 3. The fair value of the noncontrolling interest was estimated using the income approach based on the discounted cash flows (“DCF”) model, with adjustments for the lack of control and lack of marketability that market participants would consider when estimating the fair value of the noncontrolling interests in the

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

26.	FAIR VALUE MEASUREMENTS (CONTINUED)

Consolidated VIE. The contingent considerations are based on the achievement of certain financial targets in accordance with the sales and purchase agreements for the various periods, as well as other non-financial measures. The revenue and net profit targets were calculated based on the DCF model. The DCF model involves applying appropriate discount rates to estimated cash flow forecasts that are based on forecasts of revenue and costs. Estimation of future cash flows requires the Company to make complex and subjective judgments regarding the acquired businesses’ projected financial and operating results, unique business risks, limited operating histories and future prospects. The acquired businesses’ revenue forecasts were based on expected annual growth rates which were derived from a combination of our historical experience and industry trends. The fair value of the share-settled bonuses was estimated using the performance bonuses that the Company estimates to be settled in shares and the observable market prices of the underlying ADSs of the Company.

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair value measurement using:
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)	Fair value at December 31, 2012
	RMB	RMB	RMB	RMB	US$
Cash equivalents:
— Fixed rate time deposits	20,000	—	—	20,000	3,210
Held-to-maturity short-term investments:
— Fixed rate time deposits	222,701	—	—	222,701	35,746

Assets	242,701	—	—	242,701	38,956

Amounts due to related parties:
— Contingent consideration payable in relation to the acquisition of Managed Network Entities	—	—	91,747	91,747	14,726
— Contingent consideration payable in relation to the acquisition of Gehua	—	—	46,315	46,315	7,434
— Contingent consideration payable in relation to the acquisition of Fastweb	—	—	52,476	52,476	8,424

Liabilities	—	—	190,538	190,538	30,584

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

26.	FAIR VALUE MEASUREMENTS (CONTINUED)

	Fair value measurement using:
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)	Fair value at December 31, 2013
	RMB	RMB	RMB	RMB	US$
Cash equivalents:
— Fixed rate time deposits	821,718	—	—	821,718	135,738
Held-to-maturity short-term investments:
— Fixed rate time deposits	127,023	—	—	127,023	20,983
— Floating rate time deposits	74,803	—	—	74,803	12,357
— Floating rate principal guaranteed investments	—	900,000	—	900,000	148,669

Assets	1,023,544	900,000	—	1,923,544	317,747

Long-term borrowings:
— Bonds payable	1,027,140	—	—	1,027,140	169,671
Other liabilities:
— Share-settled bonuses	—	—	6,441	6,441	1,064
— Mandatorily redeemable noncontrolling interests in Asia Cloud Investment	—	—	100,000	100,000	16,519
Amounts due to related parties:
— Contingent consideration payable in relation to the acquisition of the Managed Network Entities	—	—	47,755	47,755	7,888
— Contingent consideration payable in relation to the acquisition of Gehua	—	—	16,737	16,737	2,765
— Contingent consideration payable in relation to the acquisition of Tianwang and Yilong	—	—	39,439	39,439	6,515
— Contingent consideration payable in relation to the acquisition of iJoy	—	—	122,089	122,089	20,168

Liabilities	1,027,140	—	332,461	1,359,601	224,590

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

26.	FAIR VALUE MEASUREMENTS (CONTINUED)

The following table presents a reconciliation of all liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3):

Contingent consideration payable
RMB
Fair value at January 1, 2012	214,427
Contingent purchase consideration payable—Fastweb (Note 4)	116,040
Payment of cash consideration	(59,598)
Reclassification to equity upon settlement of contingent purchase consideration	(97,761)
Changes in the fair value	17,430
Transfers in and/or out of Level 3	—

Fair value at December 31, 2012	190,538

Contingent purchase consideration payable—Tianwang and Yilong (Note 4)	73,389
Contingent purchase consideration payable —iJoy (Note 4)	96,957
Changes in the fair value	55,882
Payment of cash consideration	(40,148)
Settlement of cash consideration payment with amount due from related parties	(24,883)
Reclassification to equity upon resolution of contingencies	(125,715)
Transfers in and/or out of Level 3	—

Fair value at December 31, 2013	226,020

Fair value at December 31, 2013 (US$)	37,336

Share-settled bonuses
RMB
Fair value at January 1, 2013	—
Increase in bonuses settled in shares during 2013	5,894
Changes in the fair value	4,566
Reclassification to equity	(1,564)
Reclassification to “Accrued expenses and other payables—Others” (Note 20)	2,455
Transfers in and/or out of Level 3	—

Fair value at December 31, 2013	6,441

Fair value at December 31, 2013 (US$)	1,064

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

26.	FAIR VALUE MEASUREMENTS (CONTINUED)

Mandatorily redeemable noncontrolling interests in Asia Cloud Investment
RMB
Fair value at January 1, 2013	—
Contribution from mandatorily redeemable noncontrolling interests	100,000
Changes in the fair value	—
Transfers in and/or out of Level 3	—

Fair value at December 31, 2013	100,000

Fair value at December 31, 2013 (US$)	16,519

As the contingencies with respect to financial performance of Gehua, Fastweb, Tianwang and Yilong and iJoy for fiscal year 2013 were resolved, the corresponding portion of the contingent consideration in shares were remeasured on December 31, 2013 with the fair value of RMB38,665 (US$6,387), RMB45,012 (US$7,435), RMB10,082 (US$1,665) and RMB31,956 (US$5,279) reclassified to additional paid in capital, respectively.

Changes in the fair value of the contingent purchase consideration payable will be recorded in the consolidated financial statements of operations. The Company’s valuation techniques used to measure the fair value of the contingent consideration payable were derived from management’s assumptions of estimations as discussed above.

27.	COMMITMENTS AND CONTINGENCIES

Capital commitments

As of December 31, 2013, the Company has the following commitments to purchase certain computer and network equipment and construction in progress:

	RMB	US$
2014	252,132	41,649
2015	6,172	1,020

	258,304	42,669

Operating lease commitments

The Company leases facilities in the PRC under non-cancelable operating leases expiring on different dates. For the years ended December 31, 2011, 2012 and 2013, total rental expenses for all operating leases amounted to RMB15,363, RMB24,082 and RMB30,853 (US$5,097), respectively.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

27.	COMMITMENTS AND CONTINGENCIES (CONTINUED)

Operating lease commitments (continued)

As of December 31, 2013, the Company has future minimum lease payments under non-cancelable operating leases with initial terms in excess of one year in relation to office premises and data center space consisting of the following:

	RMB	US$
2014	80,517	13,300
2015	76,031	12,559
2016	70,267	11,607
2017	69,676	11,510
2018 and thereafter	170,950	28,239

	467,441	77,215

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. The terms of the leases do not contain material rent escalation clauses or contingent rents.

Bandwidth and cabinet capacity purchase commitments

As of December 31, 2013, the Company had outstanding purchase commitments in relation to bandwidth and cabinet capacity consisting of the following:

	RMB	US$
2014	615,735	101,712
2015	33,341	5,508
2016	3,702	612
2017	3,230	534
2018 and thereafter	44,669	7,379

	700,677	115,745

Income Taxes

As of December 31, 2013, the Group has recognized an accrual of RMB18,559 (US$3,066) for unrecognized tax benefits and its interest (Note 21). The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of statutes of limitation. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties. As of December 31, 2013, the Group classified the accrual for unrecognized tax benefits as a non-current liability.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

28.	SUBSEQUENT EVENTS

a)	Settlement cost for prior acquisition of the Managed Network Entities

On March 5, 2014, the Company issued 690,000 fully vested ADSs to Galaxy ENet Inc. (“Galaxy ENet”), a company owned by a certain management employee of the Managed Network Entities. These ADSs are to compensate certain management employees of the Managed Network Entities in exchange for their past services and all of them have transferred their rights to Galaxy ENet.

Accordingly, the Company will record share-based compensation expense on the grant date of approximately of RMB117,207 (US$19,361) in general and administrative expenses.

b)	Strategic investments in preferred shares

In January and March 2014, the Company and 21Vianet Ventures Limited, a newly-established subsidiary in Hong Kong in March 2014, respectively entered into two share purchase agreements with two third parties for investment of US$1,000 and US$1,300, respectively, in preferred shares of certain technology companies.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

29.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

	As of December 31,
	2012	2013
	RMB	RMB	US$
ASSETS
Current assets
Cash	14,097	590,682	97,574
Restricted cash	190,000	190,000	31,386
Short-term investment	122,701	81,826	13,517
Prepaid expenses and other current assets	18,562	76,606	12,654
Amount due from a related party	—	24,387	4,028
Amount due from subsidiaries	928,253	1,672,335	276,251

Total current assets	1,273,613	2,635,836	435,410

Non-current assets
Restricted cash	100,000	100,000	16,519
Investments in subsidiaries	592,212	895,390	147,909
Other non-current assets	—	26,116	4,314

Total non-current assets	692,212	1,021,506	168,742

Total assets	1,965,825	3,657,342	604,152

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	2,531	255	42
Interest payable	—	21,265	3,513
Amount due to related parties	50,167	99,944	16,510

Total current liabilities	52,698	121,464	20,065

Non-current liabilities
Amount due to related parties	42,324	78,321	12,938
Bonds payable	—	998,505	164,941

Total non-current liabilities	42,324	1,076,826	177,879

Total liabilities	95,022	1,198,290	197,944

Shareholders’ equity:
Class A Ordinary shares par value of US$0.00001 per share; 470,000,000 and 470,000,000 shares authorized; 282,959,863 and 344,745,991 shares issued and outstanding as of December 31, 2012 and 2013, respectively	19	22	3
Class B Ordinary shares par value of US$0.00001 per share; 300,000,000 and 300,000,000 shares authorized; 64,038,642 and 53,480,544 shares issued and outstanding as of December 31, 2012 and 2013, respectively	4	4	1
Additional paid-in capital	3,190,923	3,836,967	633,822
Accumulated other comprehensive loss	(61,232)	(82,589)	(13,643)
Accumulated deficit	(1,238,209)	(1,286,435)	(212,502)
Treasury stock	(20,702)	(8,917)	(1,473)

Total shareholders’ equity	1,870,803	2,459,052	406,208

Total liabilities and shareholders’ equity	1,965,825	3,657,342	604,152

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

29.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

Condensed statements of operations

	For the year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Operating Expenses
General and administrative expenses	(49,424)	(78,611)	(16,741)	(2,764)
Fair value change of contingent liabilities	(11,775)	5,693	(99,874)	(16,498)

Operating loss	(61,199)	(72,918)	(116,615)	(19,262)
Other income (expense)	45,344	10,570	(41,475)	(6,851)
Share of profits from subsidiaries and Consolidated VIEs	34,299	118,672	109,864	18,148

Profit (Loss) before income taxes	18,444	56,324	(48,226)	(7,965)
Income tax expense	—	—	—	—

Net profit (loss)	18,444	56,324	(48,226)	(7,965)

Condensed statements of comprehensive income (loss)

	For the year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$

Net profit (loss)	18,444	56,324	(48,226)	(7,965)
Other comprehensive loss, net of tax:
Foreign currency translation adjustments, net of tax	(58,759)	(3,942)	(21,357)	(3,528)

Other comprehensive loss, net of tax
Comprehensive (loss) income	(40,315)	52,382	(69,583)	(11,493)

Comprehensive (loss) income attributable to the Company’s ordinary shareholders	(40,315)	52,382	(69,583)	(11,493)

Condensed statements of cash flows

	For the year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$

Net cash used in operating activities	(712)	(6,300)	(26,630)	(4,399)
Net cash (used in) generated from investing activities	(1,349,501)	272,873	(67,455)	(11,143)
Net cash generated from (used in) financing activities	1,382,900	(286,700)	670,670	110,787

Net increase (decrease) in cash	32,687	(20,127)	576,585	95,245
Cash at beginning of the year	1,537	34,224	14,097	2,329

Cash at end of the year	34,224	14,097	590,682	97,574

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

29.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

(a)	Basis of presentation

In the Company-only financial statements, the Company’s investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries since inception.

The Company records its investment in its subsidiary under the equity method of accounting as prescribed in ASC 323-10, Investment-Equity Method and Joint Ventures, and such investment is presented on the balance sheet as “Investment in subsidiaries” and the share of the subsidiaries’ profit or loss is presented as “Share of profits of subsidiaries and Consolidated VIEs” on the statements of operations.

The subsidiaries did not pay any dividends to the Company for the periods presented.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted and as such, these Company-only financial statements should be read in conjunction with the Group’s consolidated financial statements.

(b)	Related party transactions

The Company had the following related party balances as of December 31, 2012 and 2013:

	December 31,
	2012	2013
	RMB	RMB	US$
Amount due from subsidiaries
—21Vianet HK	842,849	1,581,289	261,210
—21Vianet Beijing	85,404	91,042	15,040
—Xi’an Holding	—	4	1

	928,253	1,672,335	276,251

Amount due from related parties
—Seller of iJoy	—	24,387	4,028

Amount due to related parties
Current:
—Sellers of Fastweb	16,875	—	—
—Seller of Gehua	33,292	16,737	2,765
—Seller of Tianwang and Yilong	—	19,605	3,239
—Seller of iJoy	—	63,602	10,506

	50,167	99,944	16,510

Non-current:
—Sellers of Fastweb	35,601	—	—
—Seller of Gehua	6,723	—	—
—Seller of Tianwang and Yilong	—	19,834	3,276
—Seller of iJoy	—	58,487	9,662

	42,324	78,321	12,938

(c)	Commitments

The Company does not have any significant commitments or long-term obligations as of any of the periods presented.