Form 20-F
period 2014-12-31
21Vianet Group, Inc.
filed 2015-04-10
CIK 1508475

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014.

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 346,803,765 Class A ordinary shares and 49,430,544 Class B ordinary shares, par value US$0.00001 per share, as of December 31, 2014.

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

Large accelerated filer  ☑                Accelerated filer  ☐                Non-accelerated filer  ☐

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

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	“ADSs” refers to our American depositary shares, each representing six Class A ordinary shares;

•	“21Vianet,” “we,” “us,” “our company,” and “our” refer to 21Vianet Group, Inc., its subsidiaries and its consolidated affiliated entities;

•	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan;

•	“ordinary shares” or “shares” refer to our ordinary shares, which include both Class A ordinary shares, par value US$0.00001 per share, and Class B ordinary shares, par value US$0.00001 per share, collectively;

•	“variable interest entities,” or “VIEs,” refer to Beijing Yiyun Network Technology Co., Ltd. (previously known as Beijing aBitCool Network Technology Co., Ltd.), or 21Vianet Technology, Beijing iJoy Information Technology Co., Ltd., or BJ iJoy, and aBitcool Small Micro Network Technology (BJ) Co., Ltd., or aBitCool BJ, three domestic PRC companies in which we do not have equity interests but whose financial results have been consolidated into our consolidated financial statements in accordance with U.S. GAAP due to our having effective control over, and our being the primary beneficiary of, the three companies;

•	“consolidated affiliated entities” refer to our variable interest entities and their direct and indirect subsidiaries; and

•	“RMB” and “Renminbi” refer to the legal currency of China.

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

Our selected consolidated financial data presented below for the years ended December 31, 2012, 2013 and 2014 and our balance sheet data as of December 31, 2013 and 2014 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our audited consolidated financial statements are prepared in accordance with U.S. GAAP.

Our selected consolidated financial data presented below for the year ended December 31, 2010 and 2011 and our balance sheet data as of December 31, 2010, 2011 and 2012 have been derived from our audited financial statements not included in this annual report.

	For the Year Ended December 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Net revenues:
Hosting and related services	374,946	614,612	866,882	1,259,260	1,980,688	319,229
Managed network services	150,257	406,317	657,276	707,457	895,759	144,370

Total net revenues	525,203	1,020,929	1,524,158	1,966,717	2,876,447	463,599
Cost of revenues (1)	(396,858)	(744,371)	(1,098,477)	(1,449,845)	(2,066,304)	(333,028)

Gross profit	128,345	276,558	425,681	516,872	810,143	130,571
Operating expenses:
Sales and marketing expenses (1)	(51,392)	(80,885)	(109,871)	(154,479)	(287,229)	(46,293)
General and administrative expenses (1)	(282,298)	(82,926)	(153,512)	(186,907)	(493,309)	(79,507)
Research and development expenses (1)	(19,924)	(34,657)	(63,929)	(77,831)	(121,676)	(19,611)
Changes in the fair value of contingent purchase consideration payable	(7,537)	(63,185)	(17,430)	(55,882)	(22,629)	(3,647)

Operating (loss) profit	(232,806)	14,905	80,939	41,773	(114,700)	(18,487)
Net (loss) profit from continuing operations	(234,715)	45,939	57,656	(47,003)	(328,477)	(52,942)
Loss from discontinued operations	(12,952)	—	—	—	—	—

Net (loss) profit	(247,667)	45,939	57,656	(47,003)	(328,477)	(52,942)
Net income attributable to non-controlling interest	(7,722)	(27,495)	(1,332)	(1,223)	(20,003)	(3,224)

Net (loss) profit attributable to Company’s ordinary shareholders	(255,389)	18,444	56,324	(48,226)	(348,480)	(56,166)

(Loss) earnings per share:
Net (loss) profit from continuing operations	(3.39)	0.07	0.16	(0.13)	(0.89)	(0.14)
Loss from discontinued operations	(0.18)	—	—	—	—	—

Basic	(3.57)	0.07	0.16	(0.13)	(0.89)	(0.14)

Net (loss) profit from continuing operations	(3.39)	0.06	0.16	(0.13)	(0.89)	(0.14)
Loss from discontinued operations	(0.18)	—	—	—	—	—

Diluted	(3.57)	0.06	0.16	(0.13)	(0.89)	(0.14)

(Loss) earnings per ADS:
Net (loss) profit from continuing operations	(20.34)	0.42	0.96	(0.78)	(5.34)	(0.86)
Loss from discontinued operations	(1.08)	—	—	—	—	—

Basic	(21.42)	0.42	0.96	(0.78)	(5.34)	(0.86)

Net (loss) profit from continuing operations	(20.34)	0.36	0.96	(0.78)	(5.34)	(0.86)
Loss from discontinued operations	(1.08)	—	—	—	—	—

Diluted	(21.42)	0.36	0.96	(0.78)	(5.34)	(0.86)

Shares used in earnings (loss) per share computation:
Basic	71,526,320	259,595,677	342,533,167	364,353,974	401,335,788	401,335,788
Diluted	182,492,500	316,807,661	356,784,209	364,353,974	401,335,788	401,335,788
Non-GAAP Financial Data:(2)
Adjusted gross profit	141,990	307,103	457,381	568,670	924,228	148,958
Adjusted net profit	59,454	169,993	167,287	120,466	79,374	12,792
Adjusted EBITDA	83,657	209,026	294,165	365,613	558,938	90,083

(1)	Share-based compensation was included in the related operating expense categories as follows:

	For the Year Ended December 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Allocation of share-based compensation expenses:
Cost of revenues	4,645	2,157	4,517	8,054	7,163	1,154
Sales and marketing expenses	11,884	5,763	10,508	13,405	13,482	2,173
General and administrative expenses	254,936	31,420	47,749	40,711	208,914	33,671
Research and development expenses	6,416	2,619	4,858	5,599	4,176	673

Total share-based compensation expenses	277,881	41,959	67,632	67,769	233,735	37,671

(2)	See “—Discussion of Non-GAAP Financial Measures.”

The following table presents a summary of our consolidated balance sheet data as of December 31, 2010, 2011, 2012, 2013 and 2014.

	As of December 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	83,256	410,389	432,254	1,458,856	644,415	103,861
Restricted cash (current asset)	4,441	4,578	191,766	193,020	161,649	26,053
Short-term investments	—	894,540	222,701	1,101,826	911,242	146,866
Accounts and notes receivable, net	76,373	147,624	293,369	610,413	739,945	119,258
Total current assets	193,957	1,551,221	1,263,157	3,600,584	2,866,620	462,012
Restricted cash (non-current asset)	—	—	221,628	219,056	121,415	19,569
Total assets	725,587	2,402,952	2,976,919	6,131,562	9,640,181	1,553,713
Total current liabilities	210,559	462,537	810,147	1,061,358	2,989,115	481,756
Total liabilities	444,004	733,228	1,087,614	3,656,261	6,639,518	1,070,095
Total mezzanine equity	991,110	—	—	—	773,706	124,699
Total shareholders’ (deficit) equity	(709,527)	1,669,724	1,889,305	2,475,301	2,226,957	358,919

Discussion of Non-GAAP Financial Measures

In evaluating our business, we consider and use the following non-GAAP measures as supplemental measures to review and assess our operating performance: adjusted gross profit, adjusted operating expenses, adjusted net profit and adjusted EBITDA. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted gross profit as gross profit excluding share-based compensation expenses and amortization expenses of intangible assets derived from acquisitions. We define adjusted operating expenses as operating expenses excluding share-based compensation expenses and changes in the fair value of contingent purchase consideration payable. We define adjusted net profit as net (loss) profit from continuing operations excluding share-based compensation expenses, amortization expenses of intangible assets derived from acquisitions, changes in the fair value of contingent purchase consideration payable and loss on debt extinguishment. We define adjusted EBITDA as EBITDA excluding share-based compensation expenses, changes in the fair value of contingent purchase consideration payable and loss on debt extinguishment, and EBITDA as net profit (loss) from continuing operations before income tax expense (benefit), foreign exchange gain (loss), other expenses, other income, interest expense, interest income and depreciation and amortization.

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

We compensate for these limitations by relying primarily on our U.S. GAAP results and using adjusted gross profit, adjusted operating expenses, adjusted net profit and adjusted EBITDA only as supplemental measures. Our adjusted gross profit, adjusted operating expenses, adjusted net profit and adjusted EBITDA are calculated as follows for the periods presented:

	For the Year Ended December 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Gross profit	128,345	276,558	425,681	516,872	810,143	130,571
Plus: share-based compensation expenses	4,645	2,157	4,517	8,054	7,163	1,154
Plus: amortization expenses of intangible assets derived from acquisitions	9,000	28,388	27,183	43,744	106,922	17,233

Adjusted gross profit	141,990	307,103	457,381	568,670	924,228	148,958

Operating expenses	(361,151)	(261,653)	(344,742)	(475,099)	(924,843)	(149,058)
Plus: share-based compensation expenses	273,236	39,802	63,115	59,715	226,572	36,517
Plus: changes in the fair value of contingent purchase consideration payable	7,537	63,185	17,430	55,882	22,629	3,647

Adjusted operating expenses	(80,378)	(158,666)	(264,197)	(359,502)	(675,642)	(108,894)

Net (loss) profit from continuing operation	(234,715)	45,939	57,656	(47,003)	(328,477)	(52,942)
Plus: share-based compensation expenses	277,881	41,959	67,632	67,769	233,735	37,671
Plus: amortization of intangible assets derived from acquisitions	9,000	28,388	27,183	43,744	106,922	17,233
Plus: changes in the fair value of contingent purchase consideration payable and related deferred tax impact	7,288	53,707	14,816	55,956	25,613	4,128
Plus: Loss on debt extinguishment	—	—	—	—	41,581	6,702

Adjusted net profit	59,454	169,993	167,287	120,466	79,374	12,792

Operating profit (loss)	(232,806)	14,905	80,939	41,773	(114,700)	(18,487)
Plus: depreciation	19,673	58,873	92,787	141,286	278,986	44,964
Plus: amortization	11,372	30,104	35,377	58,903	138,288	22,288
Plus: share-based compensation expenses	277,881	41,959	67,632	67,769	233,735	37,671
Plus: changed in the fair value of contingent purchase consideration payable	7,537	63,185	17,430	55,882	22,629	3,647

Adjusted EBITDA	83,657	209,026	294,165	365,613	558,938	90,083

Exchange Rate Information

Substantially all of our operations are conducted in China and substantially all of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in New York City for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.2046 to US$1.00, the noon buying rate in effect as of December 31, 2014. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 3, 2015, the noon buying rate was RMB6.1930 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

Period	Noon Buying Rate
	Period-End	Average (1)	Low	High
	(RMB per U.S. Dollar)
2010	6.6000	6.7696	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
October	6.1124	6.1251	6.1385	6.1107
November	6.1429	6.1249	6.1429	6.1117
December	6.2046	6.1886	6.2256	6.1490
2015
January	6.2495	6.2181	6.2535	6.1870
February	6.2695	6.2518	6.2695	6.2399
March	6.2145	6.2422	6.2741	6.1955
April (through April 3, 2015)	6.1930	6.1958	6.1976	6.1930

Source: Federal Reserve Statistical Release

(1)	Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant period.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Our Business and Industry

We may not be able to successfully implement our growth strategies.

We plan to further increase our services capacities. In 2014, we increased the aggregate number of cabinets under our management by more than 7,400 to approximately 21,500. In order to support our growing customer demand, we plan to add a similar level of new cabinets in 2015 through new self-built data centers, new phases of existing self-built data centers and partnered data centers. In addition, we plan to expand our private optical fiber network to cover all of our major data centers throughout China and plan to increase our network services capacity. To achieve this expansion plan, we will be required to commit a substantial amount of operating and financial resources. Our planned capital expenditures, together with our ongoing operating expenses, will cause substantial cash outflows. If we are not able to generate sufficient operating cash flows or obtain alternative financings, our ability to fund our growth strategy may be limited. Alternative debt or equity financing may not be available when needed or, if available, may not be available on satisfactory terms. Any inability to obtain additional debt or equity financing or to generate sufficient cash from operations may require us to prioritize projects or curtail capital expenditures and could adversely affect our results of operations.

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

Delays in the construction of new data centers or the expansion of existing data centers could involve significant risks to our business.

In order to meet customer demand in some of our existing and new markets, we need to expand existing data centers, lease new facilities or obtain suitable land to build new data centers. Expansion of existing data centers and/or construction of new data centers are currently underway, or being contemplated, in many of our markets. Such expansion and/or construction require us to carefully select and rely on the experience of one or more designers, general contractors, and subcontractors during the design and construction process. If a designer, general contractor, or significant subcontractor experiences financial or other problems during the design or construction process, we could experience significant delays and/or incur increased costs to complete the projects, resulting in negative impacts on our results of operations.

In addition, we need to work closely with the local power suppliers where our proposed data centers are located. If we experience significant delays in the supply of power required to support the data center expansion or new construction, either during the design or construction phases, the progress of the data center expansion and/or construction could deviate from our original plans, which could cause material and negative effect to our revenue growth, profitability and results of operations.

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

Our business depends on our relationships with China Telecom and China Unicom, two major telecommunications carriers in China, for hosting facilities and bandwidth, and to some extent, for optical fibers. We directly enter into agreements with the local subsidiaries of China Telecom or China Unicom, from which we lease cabinets in the data centers built and operated by them, with power systems, cabling and wiring and other data center equipment pre-installed. Because each local subsidiary of China Telecom or China Unicom has independent authority and budget to enter into contracts, our contract terms with these subsidiaries vary and are determined on a case-by-case basis. We generally define “partnered” data centers as the data center space and cabinets we leased from China Telecom, China Unicom and other third parties through agreements. Based on the specific requests of our customers, demands in different cities and our strategy for points of presence, or POP, establishment, the locations and number of our partnered data centers may change from time to time. As of December 31, 2014, we leased a total of 6,950 cabinets that are housed in our 73 partnered data centers, accounting for 32.3% of the total number of our cabinets under management. If we are not able to secure sufficient cabinets from China Unicom and China Telecom, it will have a material adverse effect on our business prospects and results of operations. We also rely on China Telecom and China Unicom for a significant portion of our bandwidth needs and lease optical fibers from them to connect our data centers with each other and with the telecommunications backbones and other internet service providers, or ISPs. Our agreements with local subsidiaries of China Telecom or China Unicom usually have a one-year term with automatic renewal option. In addition, China Telecom and China Unicom also provide data center services and directly compete with us for customers. See “—We may not be able to compete effectively against our current and future competitors.” We believe that we have good business relationships with China Telecom and China Unicom, and we have access to adequate hosting facilities, bandwidth and optical fibers to provide our services. However, there can be no assurance that we can always secure hosting facilities and bandwidth from China Telecom and China Unicom on commercially acceptable terms, or at all. As a result, our business and results of operations would be materially and adversely affected.

Our leases for data centers could be terminated early, we may not be able to renew our existing leases on commercially reasonable terms, and our rent could increase substantially in the future, which could materially and adversely affect our operations.

We lease buildings with suitable power supplies and safe structures meeting our data center requirements and convert them into data centers by installing power generators, air conditioning systems, cables, cabinets and other equipment. We also build our own data centers after obtaining suitable land. We generally refer to these two types of data centers as “self-built” data centers. Our operating leases generally have three to twenty years lease terms with renewal options. As of December 31, 2014, our self-built data centers house 14,572 cabinets, or 67.7% of the total number of our cabinets under our management. We plan to renew our existing leases upon expiration. However, we may not be able to renew these leases on commercially reasonable terms, if at all. We may experience an increase in our rent payments. In addition, although the lessors of our self-built data centers generally do not have the right of early termination and we have not experienced any early termination as of the date of this annual report, the lease could be terminated early if we are in material breach of the lease agreements or the leased premises become unavailable due to reasons beyond the lessors’ control. If our leases for data centers were terminated early, we may have to relocate our data center equipment and the servers and equipment of our customers to a new building and incur significant cost related to relocation. Any relocation could also affect our ability to provide services and harm our reputation. As a result, our business and results of operations could be materially and adversely affected.

We have been named as a defendant in two putative shareholder class action lawsuits that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

We will have to defend against the putative shareholder class action lawsuits described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings—Litigation,” including any appeals of such lawsuits should our initial defense be unsuccessful. We are currently unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of these lawsuits. In the event that our initial defense of these lawsuits is unsuccessful, there can be no assurance that we will prevail in any appeal. Any adverse outcome of these cases, including any plaintiff’s appeal of a judgment in these lawsuits, could have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

Investment in broadband wireless access services in Hong Kong may have a material adverse effect on our business prospects and results of operations.

In February 2012, we won a bid for radio spectrum in the 2.3 GHz band to provide broadband wireless access services in Hong Kong for HK$150 million. This investment provides us an opportunity to enter into the mobile infrastructure landscape and explore the market potentials in providing wireless solutions. We have been in negotiations with some Hong Kong local carriers to form a partnership or a joint venture and aim to use the broadband wireless access license as an investment or a form of contribution in the partnership or joint venture to take advantage of the local knowledge and market intelligence of service providers in Hong Kong. Currently, we do not plan to incur significant capital expenditure to build the infrastructures in Hong Kong by ourselves. However, we have limited experience in providing mobile infrastructure services in Hong Kong. We may not be able to successfully negotiate with certain Hong Kong local carrier(s) to work with us, and the performance bond in the amount of HK$150 million submitted by us to the Hong Kong Telecommunications Authority may be withheld if we fail to successfully fulfill the requirements for the broadband wireless access license by ourselves, and furthermore, our investment in the broadband wireless access license may divert our management’s attention from our core business in mainland China, which would have a material adverse effect on our business prospects and results of operations.

Difficulties in identifying, consummating and integrating acquisitions and alliances and potential write-off in connection with our investment or acquisitions may have a material and adverse effect on our business and results of operations.

As part of our growth strategy, we have acquired, and may in the future acquire, companies that are complementary to our business. From time to time, we may also make alternative investments and enter into strategic partnerships or alliances as we see fit. For example, in October 2012, we entered into a commercial operator agreement with Microsoft Corporation to expand Microsoft’s premier commercial public cloud services, Office 365 and Windows Azure, in China, the term of which was extended to December 31, 2018. In February 2013, we acquired 100% equity interests in Beijing Tianwang Online Communication Technology Co., Ltd., or BJ Tianwang, and Beijing Yilong Xinda Technology Co., Ltd., or BJ Yilong. These two companies principally provide virtual private network services and managed network services. In April 2013, we completed the acquisition of 100% equity interests in iJoy Holding Limited, or iJoy BVI, and its subsidiaries (collectively known as “iJoy”) with a purchase consideration of RMB97.0 million. In June 2013, we entered into a strategic agreement with Dongguan Dongcai Investment Holdings Limited, or Dongguan Dongcai, and established Dongguan Asia Cloud Investment Co., Ltd., or Asia Cloud Investment, to build a new internet data center, provide cloud computing related services in Dongguan as well as create a research and development team that will focus on developing and implementing next generation networking technologies. In December 2013, we entered into a definitive agreement with IBM to introduce IBM’s premier private cloud infrastructure service and bring high-value managed private and hybrid cloud services to China. IBM will provide the physical point of distribution, or POD, and service while we will host the POD facility at our data centers in Beijing. In May 2014, we acquired 50% equity interests plus one share in Sichuan Aipu Network Co., Ltd. and its affiliates (collectively, the “Aipu Group”). Aipu Group principally provides last-mile wired broadband access and other value-added services. In August 2014, we acquired 100% equity interests in Dermot Holdings Limited and its subsidiaries (collectively, the “Dermot Entities”) to expand our data transmission infrastructure across the Greater China region and deliver high-performance virtual private network (VPN) connectivity solutions by utilizing Dermot Entities’ advanced network and infrastructure. However, past and future acquisitions, partnerships or alliances may expose us to potential risks, including risks associated with:

•	the integration of new operations and the retention of customers and personnel;

•	significant volatility in our operating profit (loss) due to changes in the fair value of our contingent purchase consideration payable;

•	unforeseen or hidden liabilities, including those associated with different business practices;

•	the diversion of management’s attention and resources from our existing business and technology by acquisition, transition and integration activities;

•	failure to achieve synergies with our existing business and generate revenues as anticipated;

•	failure of the newly acquired businesses, technologies, services and products to perform as anticipated;

•	inability to generate sufficient revenues to offset additional costs and expenses;

•	breach or termination of key agreements by the counterparties;

•	the costs of acquisitions;

•	international operations conducted by some of our subsidiaries;

•	any different interpretations on contingent purchase consideration; or

•	the potential loss of, or harm to, relationships with both our employees and customers resulting from our integration of new businesses.

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

We face competition from various industry players, including carriers such as China Telecom and China Unicom, carrier-neutral service providers in China such as ChinaNetCenter and Dr. Peng, content delivery network (CDN) service provider such as ChinaCache and the in-house data centers of major corporations, cloud services providers such as AliCloud, as well as new market entrants in the future. As we enter into the last-mile wired broadband market and VPN market, we face competition from more market players. Competition is primarily centered on the quality of service and technical expertise, security, reliability and functionality, reputation and brand recognition, financial strength, the breadth and depth of services offered, and price. Some of our current and future competitors have substantially greater financial, technical and marketing resources, greater brand recognition, and more established relationships in the industry than we do. As a result, some of these competitors may be able to:

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

A party who is able to compromise the security measures of our data centers and networks or the security of our infrastructure could misappropriate either our proprietary information or the information of our customers, or cause interruptions or malfunctions in our operations. In addition, we have limited control over our partnered data centers, which are primarily operated by China Telecom or China Unicom. We may be required to devote significant capital and resources to protect against such threats or to alleviate problems caused by security breaches. As techniques used to breach security change frequently and are generally not recognized until launched against a target, we may not be able to implement security measures in a timely manner or, if and when implemented, we may not be certain whether these measures could be circumvented. Any breaches that may occur could expose us to increased risk of lawsuits, regulatory penalties, loss of existing or potential customers, harm to our reputation and significant increases in our security costs, which could have a material adverse effect on our financial performance and results of operations.

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

As our customer base grows and their usage of telecommunications resources increases, we may be required to make additional investments in our capacity to maintain adequate data transmission speed. The availability of such capacity may be limited or the cost may be unacceptable to us. If adequate capacity is not available to us as our customers’ usage increases, our network may be unable to achieve or maintain sufficiently high data transmission capacity, reliability or performance. In addition, our operating margins may suffer if our bandwidth suppliers increase the prices for their services and we are unable to pass along the increased costs to our customers.

A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our results of operation.

The global macroeconomic environment is facing challenges, including the escalation of the European sovereign debt crisis since 2011, the end of quantitative easing by the U.S. Federal Reserve and the economic slowdown in the Eurozone in 2014. Our business and operations are primarily based in China and substantially all of our revenues are derived from our operations in China. Accordingly, our financial results have been, and are expected to continue to be, affected by the economy and data center services industry in China. Although the economy in China has grown significantly in the past decades, it still faces challenges. The Chinese economy has slowed down in recent years. According to the National Bureau of Statistics of China, China’s gross domestic product (GDP) growth slowed to 7.4% in 2014. There have been concerns over unrest in the Middle East and Africa, which have resulted in volatility in oil and other markets, and over the possibility of a war involving Ukraine. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

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

We derived a majority of our revenues in 2014 from customers in China’s internet industry, including online media, e-commerce, online game companies, portals, search engines, mobile internet and cloud services providers. The business models of some internet companies are relatively new and have not been well proven. Many internet companies base their business prospects on the continued growth of China’s internet market, which may not happen as expected.

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

In March 2013, we issued RMB1 billion in aggregate principal amount of RMB denominated bonds due 2016 with a coupon rate of 7.875% per annum, or the 2016 Bonds. Interest on the 2016 Bonds is payable semi-annually in arrears on, or nearest to, March 22 and September 22 in each year, beginning on September 22, 2013. In June 2014, we issued RMB2 billion (US$322.3 million) in aggregate principal amount of RMB denominated bonds due 2017 at an interest rate of 6.875% per annum, or the 2017 Bonds, and used a portion of the proceeds to purchase, pursuant to a tender offer, substantially all the 2016 Bonds, with only RMB264.3 million (US$42.6 million) of the principal amount of the 2016 Bonds outstanding as of December 31, 2014. Interest on the 2017 Bonds is payable semi-annually in arrears on, or nearest to, June 26 and December 26 in each year, beginning on December 26, 2014. Both of the 2016 Bonds and 2017 Bonds have restrictive covenants relating to financial ratios as well as our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. Such covenants restrict our abilities to declare dividends or incur or guarantee additional indebtedness, among other things. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” for more detailed information on restrictive covenants of the 2016 Bonds and 2017 Bonds.

In October 2013, we issued 34,683,042 Class A ordinary shares (in the form of 5,780,507 ADSs) to Esta Investments Pte Ltd, or Esta, for an aggregate cash consideration of US$86.7 million. In addition, Esta purchased 5,316,960 Class A ordinary shares (in the form of 886,160 ADSs) from certain of our existing shareholders for a total cash consideration of US$13.3 million which was paid to the selling shareholders through us.

In January 2015, we issued (i) 39,087,125 Class A and 18,250,268 Class B ordinary shares to King Venture Holdings Limited, or Kingsoft, for an aggregate cash consideration of US$172 million; (ii) 6,142,410 Class A and 10,524,257 Class B ordinary shares to Xiaomi Ventures Limited, or Xiaomi, for an aggregate cash consideration of US$50 million; and (iii) 24,668,020 Class A ordinary shares (in the form of 4,111,337 ADSs) to Esta, for an aggregate cash consideration of US$74 million.

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

Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness, including the 2016 Bonds and 2017 Bonds, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not continue to generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

As of December 31, 2014, our total consolidated indebtedness and other liabilities representing total bank and other borrowings, bonds payables, accounts payable, notes payable and accrued expenses and other payables were RMB4,527.1 million (US$729.6 million). Failure to servicing our debt would constitute an event of default under the terms of the bonds, which would have a material adverse effect on our financial condition and results of operations.

Occurrence of any change of control could cause us to make an offer to repurchase the 2016 Bonds and 2017 Bonds.

Under the terms of both of the 2016 Bonds and 2017 Bonds, at any time following the occurrence of a change of control event, we will be required to make an offer to repurchase all or, at the bondholder’s option, any part (equal to RMB1,000,000 or multiples of RMB100,000 in excess thereof), of each bondholder’s bonds at 101% of the aggregate principal amount of the bonds repurchased plus accrued and unpaid interest, if any, on the bonds repurchased. If such a change of control event were to occur, we may not have sufficient cash and may not be able to arrange financing to redeem the bonds in time, or on acceptable terms, or at all. Failure to repay, repurchase or redeem tendered bonds by us would constitute an event of default under the bonds, which would have a material adverse effect on our financial condition and results of operations.

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

Furthermore, some of our debt agreements, including the 2016 Bonds and 2017 Bonds, may contain cross-acceleration or cross-default provisions. As a result, our default under one debt agreement may cause the acceleration of debt, including the 2016 Bonds and 2017 Bonds, or result in a default under our other debt agreements, including the 2016 Bonds and 2017 Bonds. If any of these events occur, we cannot assure you that our assets and cash flow would be sufficient to repay in full all of our indebtedness, or that we would be able to find alternative financing. Even if we could obtain alternative financing, we cannot assure you that it would be on terms that are favorable or acceptable to us.

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

If we are unable to successfully identify and analyze changing market trends and adjust our growth strategies accordingly in a timely and cost-effective manner, our results of operations could be adversely affected.

As China’s internet infrastructure market remains at its early stage, especially compared to those in more advanced economies, we generally operate in a more complex business environment with changing market dynamics. On one hand, the imbalance between material growth in internet traffic and the relative limited supply of high quality internet infrastructure services drives strong demand for not only data center services, but also complementary value-added services in adjacent markets, including network transmission services, CDN services, cloud services and VPN services, among others. On the other hand, the potential changes in competitive landscape and regulations in an otherwise highly regulated market continues to present ambiguities and challenges. Therefore, we need to evaluate, on a continuously basis, the changing market dynamics and from time to time make adjustments to our growth strategies and operations accordingly. Any material changes to our strategies and operations, including adjustments to business models, new business areas and acquisitions, are evaluated financially, strategically and operationally by the management and approved by our board of directors. However, if we fail to capture new growth opportunities, or become unsuccessful in modifying our strategies and operations to adapt to these changing market conditions in a timely and cost-effective manner, our results of operations could be materially and adversely affected.

In addition, we have and may continue to expand in new business areas that we believe either strengthen our competitive position or will improve our future growth rates. Some of these new business areas require substantial upfront investments, which may precede anticipated generation of revenues. If we fail to successfully manage the progress of these new growth initiatives or if changing market conditions prove to work against our proposed business plans, we may not be able to attract new customers and generate general revenues and profits as anticipated, which could materially and adversely affect our results of operations.

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

Through our strategic partnership with Microsoft, we started providing public cloud service in 2013 and hybrid cloud service in 2014. We further expanded to provide private cloud and hybrid services through our partnership with IBM in 2014. Cloud services are a new and emerging market in China and we have limited experience in this market. Our success in the cloud service business is subject to various risks and uncertainties, including:

•	our short history in the cloud services market;

•	increase of our personnel mobility in the aggressive talent market competition;

•	the unprecedented market development and our possible lack of ability to keep up with the market development;

•	information security restrictions imposed by the Ministry of Industry and Information Technology, or the MIIT;

•	continuous effort to adapt to various standards applicable to the cloud market, with the national cloud standard still in process of being formulated;

•	our possible overestimate of the market demand and development, which leads to our overinvestment in the new business;

•	the possibility of a difficult relationship with our major partners, such as Microsoft;

•	the possible slow acceptance of cloud service in China and our failure to implement new business strategies;

•	competition from other market players, both domestic and abroad; and

•	new risks associated with the cloud services yet to be fully understood by the industry and market.

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

We have built a strong brand in Chinese, “ ”, among our customers. As our business grows, we plan to continue to focus our efforts to establish a wider recognition of our brand to attract potential customers. We cannot assure you that we will effectively allocate our resources for these activities or succeed in maintaining and broadening our brand recognition among customers. Our major brand names and logos are registered trademarks in China. However, preventing trademark and trade name infringement or misuse could be difficult, costly and time-consuming, particularly in China. There had been incidents in the past where third parties used our brand without our authorization and we had to resort to litigation to protect our intellectual property rights. See “Item 8.A—Legal Proceedings” for our disputes with Shanghai 21Vianet Information Systems Co., Ltd. We may continue to experience similar disputes in the future or otherwise fail to fully protect our brand name, which may have an adverse effect on our business and financial results.

Any negative publicity and allegations against us may adversely affect our brand, public image and reputation, which may harm our ability to attract and retain users and business partners and result in material adverse impact on our business, results of operations and prospects.

Negative publicity and allegations about us, our products and services, our financial results or our market position in general, including by short sellers or investment research firms, regardless of their veracity, may adversely damage our brand, public image and reputation, harm our ability to attract and retain users and result in material adverse impact on our share price, business, results of operations and prospects. For example, on September 10, 2014, Trinity Research Group, or Trinity, a short seller that was allegedly formed in 2014, issued a report alleging that we operate through a Ponzi scheme and have reported fraudulent financials and operating metrics. On September 17, 2014, Trinity issued a second report. The trading price of our ADSs declined and two shareholder class action lawsuits were filed against us and some of our directors and senior executive officers. See “Item 8.A—Legal Proceedings” for more information on the two shareholder class action lawsuits. Through two separate, comprehensive rebuttal reports, we have rejected all the allegations set out in the Trinity reports and are prepared to defend ourselves in the shareholder class action lawsuits, but our share price fluctuated after such negative publicity.

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

Our managed network services business may fluctuate or decline.

Although managed network services are one of our core competencies in our overall service offerings as a comprehensive infrastructure provider in China, our managed network service business has been and will likely remain a relatively more volatile portion of our overall revenue base. As the managed network services market continues to evolve and as we further optimize our growth strategies and allocate resources to more attractive areas with higher growth and return rates, we may become more selective in pursuing future revenue opportunities in the managed network services business. In addition, we have experienced pricing pressure for our managed network services in recent years and we expect that this trend may continue. Therefore, revenues from managed network services could experience decline both in the absolute amount and as a percentage of our consolidated revenues, which could have a negative impact on our overall growth and profitability.

The uncertain economic environment may continue to have an adverse impact on our business and financial condition.

The uncertain economic environment could have an adverse effect on our liquidity. While we believe we have a strong customer base, if the current market conditions were to worsen, some of our customers may have difficulty paying us and we may experience increased churn in our customer base and reductions in their commitments to us. As of the date of this annual report, we have not experienced any of the foregoing; however, if these circumstances do occur, we may be required to further increase our allowance for doubtful accounts and our results would be negatively impacted. Our sales cycle could also be lengthened if customers slow spending, or delay decision-making, on our products and services, which could adversely affect our revenues growth and our ability to recognize revenue. Finally, we could also experience pricing pressure as a result of economic conditions if our competitors lower prices and attempt to lure away our customers with lower cost solutions. Finally, our ability to access the capital markets may be severely restricted at a time when we would like, or need, to do so which could have an impact on our flexibility to pursue additional expansion opportunities and maintain our desired level of revenue growth in the future.

Our results of operations have fluctuated and may continue to fluctuate, which could make our future results difficult to predict. This may also result in significant volatility in, and otherwise adversely affect, the market for our ADSs.

Our results of operations have fluctuated and may continue to fluctuate due to a variety of factors, including many of the risks described in this section, which are outside of our control. As a result, comparing our results of operations on a period-to-period basis may not be meaningful. You should not rely on our results of operations for any prior periods as an indication of our future operating performance. Fluctuations in our revenue can lead to even greater fluctuations in our results of operations. Our budgeted expense levels depend in part on our expectations of long-term future revenue. Given relatively fixed operating costs related to our personnel and facilities, any substantial adjustment to our expenses to account for lower than expected levels of revenue will be difficult and time consuming. Consequently, if our revenues do not meet projected levels, our operating performance will be negatively affected. Fluctuations in our results of operations could result in significant volatility in, and otherwise adversely affect, the market for our ADSs.

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

Our management and independent registered public accounting firm have concluded that our internal control over financial reporting as of December 31, 2014 was effective. Our management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of SC Aipu and Dermot Holding Limited, which are included in our 2014 consolidated financial statements and constituted RMB3,443.9 million and RMB2,513.0 million of total and net assets, respectively, as of December 31, 2014 and RMB578.3 million and RMB50.8 million of revenues and net income, respectively, for the year then ended. Our independent registered public accounting firm’s audit of our internal control over financial reporting also did not include an evaluation of the internal control over financial reporting of SC Aipu and Dermot Holding Limited.

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

As of the date of this annual report, options to purchase 8,067,824 ordinary shares and 3,575,395 RSUs, have been granted under our 2010 share incentive plan, or the 2010 Plan, and 2014 share incentive plan, or the 2014 Plan. See “Item 6.B—Compensation of Directors and Executive Officers—Share Incentive Plans.” For the year ended December 31, 2014, we recorded RMB233.7 million (US$37.7 million) in share-based compensation expenses, including RMB116.5 million (US$18.8 million) in connection with options and RSUs granted under our 2010 Plan and 2014 Plan and RMB117.2 million (US$18.9 million) for the fully vested ADSs issued to Galaxy ENet Inc., or Galaxy ENet, a company owned by a certain management employee of the Managed Network Entities. These ADSs are to compensate certain management employees of the Managed Network Entities in exchange for their past services and all of them have transferred their rights to Galaxy ENet. We believe share-based incentive awards enhance our ability to attract and retain key personnel and employees, and we will continue to grant stock options, RSUs and other share-based awards to employees in the future. If our share-based compensation expenses continue to be significant, our results of operations would be materially and adversely affected.

Furthermore, in 2010, we recorded RMB206.1 million of share-based compensation expenses in connection with 24,826,090 fully-vested ordinary shares issued to Sunrise Corporate Holding Ltd., or Sunrise, a company solely owned by our chairman and chief executive officer. Subsequently, in July 2012, we repurchased 2,686,965 shares from Sunrise at par value, for the purpose of increasing the maximum aggregate number of shares available for grant under our 2010 Plan by the same amount. We may record share-based compensation expense for a portion or all of the shares that are held by Sunrise or the shares that were added to our 2010 Plan, as amended, again at significantly different values if our chairman and chief executive officer decides at a future date to transfer a portion of these shares to existing and former employees of our company. Any share-based shareholder contribution, if and when made by our chairman and chief executive officer for the benefit of our company, would be required to be recognized as share-based compensation expenses within our results of operations, which would be derived from the estimated fair value of the ordinary share award on the transfer date. Our future results of operations may be materially and adversely affected if a significant amount of share-based compensation is recorded in connection with such future transfers of these ordinary shares.

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

In addition, our business could be materially and adversely affected by natural disasters or public health emergencies, such as the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, Ebola virus, or another epidemic. In April 2009, a new strain of influenza A virus subtype H1N1, commonly referred to as “swine flu,” was first discovered in North America and quickly spread to other parts of the world, including China. In early June 2009, the World Health Organization, or the WHO, declared the outbreak to be a pandemic, while noting that most of the illnesses were of moderate severity. The PRC Ministry of Health has reported several hundred deaths caused by influenza A (H1N1). In March 2013, a new virus subtype H7N9, commonly known as “bird flu” or “avian flu,” was discovered in eastern China. In April 2013, the WHO has identified H7N9 as “an unusually dangerous virus for humans” but the number of cases detected after April 2013 fell abruptly. A total of 139 laboratory-confirmed human cases with H7N9 virus infection including 45 deaths were reported to the WHO as of November 6, 2013. Any outbreak of avian flu, SARS, influenza A (H1N1), or their variations, or other adverse public health epidemic in China may have a material and adverse effect on our business operations. These occurrences could require the temporary closure of our offices or prevent our staff from traveling to our customers’ offices to provide on-site services. Such closures could severely disrupt our business operations and adversely affect our results of operations.

Our independent registered public accounting firm, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the U.S. Securities and Exchange Commission, or SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the People’s Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are currently not inspected by the PCAOB. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the China Securities Regulatory Commission, or the CSRC, or the Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the CSRC and the Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

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

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese affiliates of the ‘‘big four’’ accounting firms, (including our auditors) and also against Dahua (the former BDO affiliate in China). The Rule 102(e) proceedings initiated by the SEC relate to these firms’ inability to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the China Securities Regulatory Commission. The issues raised by the proceedings are not specific to our auditors or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States.

In January 2014, the administrative judge reached an initial decision that the “big four” accounting firms should be barred from practicing before the Commission for six months. The “big four” accounting firms appealed the initial administrative law decision to the SEC in February 2014. In February 2015, each of the “big four” accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to Chinese firms’ audit documents via China Securities Regulatory Commission. If the firms do not follow these procedures, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delay or abandonment of this offering, delisting of our ordinary shares from the Nasdaq Global Select Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

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

Because we are a Cayman Islands company, we are classified as a foreign enterprise under PRC laws and regulations, and our wholly-owned PRC subsidiaries, 21Vianet Data Center Co., Ltd., or 21Vianet China,

Joytone Infotech Co., Ltd., or SZ Zhuoaiyi, and Abitcool (China) Broadband Inc., or aBitCool DG, are foreign-invested enterprises, or FIEs. To comply with PRC laws and regulations, we conduct our business in China through contractual arrangements with our variable interest entities and their shareholders. These contractual arrangements provide us with effective control over our variable interest entities, and enable us to receive substantially all of the economic benefits of our consolidated affiliated entities in consideration for the services provided by our wholly-owned PRC subsidiaries, and have an exclusive option to purchase all of the equity interest in our variable interest entities when permissible under PRC laws. For a description of these contractual arrangements, see “Item 7.B—Related Party Transactions—Contractual Arrangements with Our Variable Interest Entities and Their Shareholders.”

The Ministry of Industry and Information Technology, or the MIIT, issued a circular in July 2006 requiring foreign investors to set up an FIE and obtain a value-added telecommunications business operating license, or the VAT License, in order to conduct any value-added telecommunications business in China. Pursuant to this circular, a domestic license holder is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including resources, sites or facilities, to foreign investors that conduct value-added telecommunications business in China illegally. Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business must be owned by the local license holder or its shareholder. The circular further requires each license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. Companies in violation of the circular will be ordered by relevant authorities to take remedial actions within a specific period and licenses may be withdrawn if such remedial actions cannot be completed within the specific period. As of the date of this annual report, we have not been notified by relevant authorities regarding any violation of the circular when conducting our value-added telecommunications business, and it is unclear what impact this circular will have on us or other similarly situated companies as the circular is in the process of being amended.

We believe that we comply with the current applicable PRC laws and regulations. Beijing DHH Law Firm, our PRC legal counsel, based on its understanding of the relevant laws and regulations, is of the opinion that each of the contracts among us, our wholly-owned PRC subsidiaries, our variable interest entities and their shareholders is valid, legally binding and enforceable upon each party of such agreements under PRC laws and regulations, and will not result in any violation of PRC laws or regulations currently in effect. However, as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, the telecommunications circular described above and the Telecommunications Regulations and the relevant regulatory measures concerning the telecommunications industry, therefore, we cannot assure you that the PRC government that regulate providers of data center service and other participants in the telecommunications industry would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

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

Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in our variable interest entities, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest. In addition, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. Occurrence of any of these events could materially and adversely affect our business, financial condition and results of operations. In addition, if the imposition of any of these penalties or requirement to restructure our corporate structure causes us to lose the rights to direct the activities of our variable interest entities or our right to receive their economic benefits, we would no longer be able to consolidate such variable interest entities. However, we do not believe that such actions would result in the liquidation or dissolution of our company, our wholly-owned subsidiaries in China or our variable interest entities or their subsidiaries. For the years ended December 31, 2012, 2013 and 2014, our consolidated affiliated entities contributed substantially all of our total net revenues.

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

We rely on contractual arrangements with our variable interest entities and their shareholders to operate our business in China. For a description of these contractual arrangements, see “Item 7.B—Related Party Transactions—Contractual Arrangements with Our Variable Interest Entities and Their Shareholders.” Substantially all of our revenues are attributed to our consolidated affiliated entities. These contractual arrangements may not be as effective as direct ownership in providing us with control over our variable interest entities. If our variable interest entities or their shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by our consolidated affiliated entities is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system.

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

We conduct our operations in China through contractual arrangements among us, our wholly-owned PRC subsidiaries, our variable interest entities and their shareholders and we rely on the shareholders of our variable interest entities to abide by the obligations under such contractual arrangements. In particular, 21Vianet Technology is approximately 70% owned by Mr. Sheng Chen, our chairman and chief executive officer and 30% owned by Mr. Jun Zhang, our co-founder. Mr. Sheng Chen and Mr. Jun Zhang are also the ultimate shareholders of our company. The interests of Mr. Sheng Chen and Mr. Jun Zhang as the shareholders of 21Vianet Technology may differ from the interests of our company as a whole, as what is in the best interests of 21Vianet Technology may not be in the best interests of our company. We cannot assure that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or that conflicts of interest will be resolved in our favor. In addition, these individuals may breach or cause our variable interest entities and their subsidiaries to breach or refuse to renew the existing contractual arrangements with us.

Currently, we do not have arrangements to address potential conflicts of interest the shareholders of 21Vianet Technology may encounter, on one hand, and as a beneficial owner of our company, on the other hand; provided that we could, at all times, exercise our option under the optional share purchase agreement to cause them to transfer all of their equity ownership in 21Vianet Technology to a PRC entity or individual designated by us as permitted by the then applicable PRC laws. In addition, if such conflicts of interest arise, we could also, in the capacity of attorney-in-fact of the then existing shareholders of 21Vianet Technology as provided under the power of attorney, directly appoint new directors of 21Vianet Technology. We rely on the shareholders of our variable interest entities to comply with the laws of China, which protect contracts and provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains, and the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly in good faith with a view to our best interests. However, the legal frameworks of China and Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of our variable interest entities, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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

We conduct substantially all of our business through our PRC subsidiaries and consolidated affiliated entities in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries are FIEs and are subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to FIEs. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but are not binding.

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

Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The Ministry of Commerce, or MOC, published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The MOC is currently soliciting comments on this draft and substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company should be treated as an FIE. According to the definition set forth in the draft Foreign Investment Law, FIEs refer to enterprises established in China pursuant to PRC law that are solely or partially invested by foreign investors. The draft Foreign Investment Law specifically provides that entities established in China (without direct foreign equity ownership) but “controlled” by foreign investors, through contract or trust for example, will be treated as FIEs. Once an entity falls within the definition of FIE, it may be subject to foreign investment “restrictions” or “prohibitions” set forth in a “negative list” to be separately issued by the State Council later. If an FIE proposes to conduct business in an industry subject to foreign investment “restrictions” in the “negative list,” the FIE must go through a market entry clearance by the MOC before being established. If an FIE proposes to conduct business in an industry subject to foreign investment “prohibitions” in the “negative list,” it must not engage in the business. However, an FIE, during the market entry clearance process, may apply in writing to be treated as a PRC domestic enterprise if its foreign investor(s) is/are ultimately “controlled” by PRC government authorities and its affiliates and/or PRC citizens. In this connection, “control” is broadly defined in the draft law to cover the following summarized categories: (i) holding 50% of more of the voting rights of the subject entity; (ii) holding less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to exert material influence on the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations.

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “—Risks Related to Our Corporate Structure” and Item 4.C—“Organizational Structure.” Under the draft Foreign Investment Law, variable interest entities that are controlled via contractual arrangement would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is on the “negative list,” the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC companies or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as FIEs and any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal.

To our knowledge, as of the date of this annual report, over 50% of the voting power of our issued and outstanding share capital is controlled by PRC nationals. However, the draft Foreign Investment Law has not taken a position on what actions shall be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties, while it is soliciting comments from the public on this point. Moreover, it is uncertain whether the industry of data center and providing value-added telecommunication services, in which our variable interest entities operate, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as MOC market entry clearance, to be completed by companies with existing VIE structure like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

The draft Foreign Investment Law, if enacted as proposed, may also materially impact our corporate governance practice and increase our compliance costs. For instance, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from investment implementation report and investment amendment report that are required at each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

We may rely on dividends paid by our operating subsidiaries to fund cash and financing requirements, and limitations on the ability of our operating subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and fund our operations.

We are a holding company and conduct our business primarily through our operating subsidiaries and our consolidated affiliated entities, most of which are limited liability companies established in China. We may rely on dividends paid by our subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations. In particular, regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with the PRC accounting standards and regulations. Our PRC subsidiaries are also required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year to their general reserves until the accumulative amount of such reserves reaches 50% of their registered capital. These reserves are not distributable as cash dividends. Furthermore, any portion of its after-tax profits that a subsidiary has allocated to its staff welfare and bonus fund at the discretion of its board of directors is also not distributable as cash dividends. Moreover, if our operating subsidiaries incur any debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Any limitation on the ability of our operating subsidiaries, including in particular 21Vianet China, to distribute dividends and other distributions to us could materially and adversely limit our ability to make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

If we fail to acquire, obtain or maintain applicable telecommunications licenses, or are deemed by relevant governmental authorities to be operating outside the terms of our existing license, our business would be materially and adversely affected.

Pursuant to the Telecommunications Regulations promulgated by the PRC State Council in September 2000, telecommunications businesses are divided into two categories, namely, (i) “basic telecommunications businesses,” which refers to businesses that provide public network infrastructure, public data transmission and basic voice communications services, and (ii) “value-added telecommunications businesses,” which refer to businesses that provide telecommunications and information services through the public network infrastructure. If the value-added telecommunications service covers two or more provinces, autonomous regions or municipalities, such service must be approved by the MIIT and the service provider must obtain a Cross-Regional Value Added Telecommunications Business Operation License, or the Cross-Regional VAT License.

Pursuant to the Cross-Regional VAT License issued to Beijing 21Vianet Broad Band Data Center Co., Ltd., or 21Vianet Beijing, by the MIIT on January 17, 2012 with a term effective until January 17, 2017, 21Vianet Beijing is permitted to carry out its data center business under the first category of “value-added telecommunications business” across nine cities in China.

Pursuant to the VAT License issued to Langfang Xunchi by the Hebei Province Communications Administration, Langfang Xunchi is permitted to carry out its data center business in Langfang and Baoding for the period from April 10, 2013 to April 10, 2017.

Pursuant to the VAT License issued to Beijing Chengyishidai Network Technology Co., Ltd., or CYSD, by the Beijing Communications Administration on March 30, 2012 with a term effective until June 21, 2016, CYSD is permitted to carry out its internet access service and information service (excluding fixed-line telephone information service and internet information service) business under the second category of “value-added telecommunications business” in Beijing.

Pursuant to the VAT License issued to Guangzhou Gehua Network Technology and Development Company Limited, or Gehua, by the Guangdong Communications Administration, Gehua is permitted to carry out its internet access service business and information service business (limited to internet service business) under the second category of “value-added telecommunications business” in Guangdong province from March 29, 2013 to December 29, 2016.

Pursuant to the Cross-Regional VAT License issued to BJ Tianwang by the MIIT on August 23, 2013 with a term effective until January 7, 2018, BJ Tianwang is permitted to carry out its virtual private network services under the first category of “value-added telecommunications business” across 25 cities in China. Meanwhile, BJ Tianwang also holds a VAT License issued by the Beijing Communications Administration on January 22, 2014 with a term effective until December 12, 2014, and is permitted to carry out its internet access business under the second category of “value-added telecommunications business” in Beijing. A renewed VAT License was issued to BJ Tiannang on December 31, 2014 with a term effective until December 31, 2019.

Pursuant to the VAT License issued to BJ Yilong by the Beijing Communications Administration on October 19, 2010, BJ Yilong is permitted to carry out its information service business (limited to mobile network) under the second category of “value-added telecommunications business” in Beijing. A renewed VAT License was issued to BJ Yilong on May 22, 2014 with a term effective until October 18, 2015.

Pursuant to the Cross-Regional VAT License issued to Shenzhen Diyixian Communication Co., Ltd., or SZ DYX, by the MIIT on September 18, 2013 with a term effective until July 29, 2018, SZ DYX is permitted to carry out (i) its virtual private network services under the first category of “value-added telecommunications business” in China; and (ii) call center and information service business (limited to mobile network) under the second category of “value-added telecommunications business” across China.

Pursuant to the Cross-Regional VAT License issued to SC Aipu by the MIIT on July 31, 2012 with a term effective until August 1, 2016, SC Aipu is permitted to carry out call center and information service business (limited to mobile network) under the second category of “value-added telecommunications business” across 11 cities in China. In addition, MIIT has also approved SC Aipu to authorize each of its 5 subsidiaries to carry out internet access business under the second category of “value-added telecommunications business” in the city where such subsidiary is located.

Pursuant to the Cross-Regional VAT License issued to Shanghai Guotong Network Co., Ltd., or SH Guotong, by the MIIT on November 15, 2012, which was renewed on January 20, 2015 with a term effective until January 20, 2020, SH Guotong is permitted to carry out internet access business under the second category of “value-added telecommunications business” across 14 cities in China.

In connection with our data center services, we provide managed network services that connect our data centers with the telecommunication backbones of China’s major carriers, major non-carriers and ISPs as well as connect servers housed in our data centers. Our managed network services are offered in the form of bandwidth with optimized interconnectivity. Furthermore, we have been continuously developing our hosting service and managed network service to better serve our customers, and as a result, we introduce new technologies and services from time to time to support and improve our current business. As of the date of this annual report, there is no clear and express legal definition as to what constitutes a “managed network services,” nor are there laws or regulations in China specifically governing the managed network services or categorizing it as one of the “basic telecommunications businesses” or “value-added telecommunications services.” However, we cannot assure you that PRC governmental authorities will continue to deem our hosting service, managed network service and any of our newly developed technologies, network and services used in our business as a type of value-added telecommunications business or a business covered under the Cross-Regional VAT License issued to 21Vianet Beijing, BJ Tianwang, SZ DYX, SC Aipu and SH Guotong, and the VAT License issued to CYSD, Gehua, Langfang Xunchi, BJ Yilong and BJ Tianwang. Furthermore, we cannot assure you that PRC legislators or governmental authorities will not promulgate any new laws or regulations or update the current and existing laws and regulations which may clearly define or categorize our managed network services as a type of basic telecommunication business. As we expand our networks across China, it is also possible that the MIIT, in the future, may deem our operations to have exceeded the terms of our existing licenses. Further, we cannot assure you that 21Vianet Beijing, CYSD, Gehua, Langfang Xunchi, BJ Tianwang, BJ Yilong, SZ DYX, SC Aipu and SH Guotong will be able to successfully renew their value added telecommunications business operating licenses upon their expiration, or maintain their annual inspection, or obtain any other licenses necessary for us to carry out our business, or that our existing licenses will continue to cover all aspects of our operations upon their renewal.

In addition, MIIT initiated a periodical pilot scheme for mobile network resale business by issuing the Notice on Carrying out Pilot Work of Mobile Network Re-sale Business on May 17, 2013, or the Pilot Work Notice, pursuant to which, the qualified private sector enterprises are encouraged, but not required, to apply to participate in the pilot scheme in mobile network resale business and the pilot scheme only lasts for a short period ending on December 31, 2015. MIIT will, according to the Pilot Work Notice, adjust relevant policies in the future as appropriate based on the result of such pilot scheme. 21Vianet Beijing has voluntarily applied to participate in the pilot scheme and obtained approval on August 18, 2014, with a term expiring on December 31, 2015.

We believe such pilot scheme represents the current administration’s continuous efforts in carrying out the recent policies of the PRC State Council and MIIT regarding encouraging private sectors to further participate in the telecommunication industry. The Pilot Work Notice specifically mentioned that the mobile network resale business, which we believe shares something in common with our managed network services, is a second-category basic telecommunication business rather than a value-added telecommunication business, and this, to some extent, reflects a legislative trend to welcome private enterprises (in comparison to the state-owned enterprise) to participate in basic telecommunication businesses in the soon future. Nevertheless, although we believe this Pilot Work Notice is not a practical change or modification to the current legal framework which our managed network service business might be subject to and it represents a legislative trend to open up the basic telecommunication business market to the private enterprises, new laws, regulations or government interpretations may also be promulgated from time to time to regulate the hosting service and managed network service or any of our related technology or services, which may require us to obtain additional, or expand existing, operating licenses or permits. Any of these factors could result in our disqualification from carrying out our current business, causing significant disruption to our business operations which may materially and adversely affect our business, financial condition and results of operations. We will be closely monitoring the developments of relevant laws and regulations.

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

If the PRC tax authorities determine that we are a “resident enterprise” for PRC EIT purposes, a number of unfavorable PRC tax consequences could follow: (i) we may be subject to EIT at a rate of 25% on our worldwide taxable income as well as PRC EIT reporting obligations; (ii) a 10% (or a lower rate under an applicable tax treaty, if any) withholding tax may be imposed on dividends we pay to non-PRC enterprise holders (20% for non-PRC individual holders) of our shares and ADSs; and (iii) a 10% PRC tax may apply to gains realized by non-PRC enterprise holders (20% for non-PRC individual holders) of our shares and ADSs from transferring our shares or ADSs, if such income is considered PRC-source income.

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

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, issued by the State Administration of Taxation, which became effective retroactively as of January 1, 2008, where a non-resident enterprise investor transfers equity interests in a PRC resident enterprise indirectly by way of disposing of equity interests in an overseas holding company, the non-resident enterprise investor, being the transferor, may be subject to PRC enterprise income tax, if the indirect transfer is considered to be an abusive use of company structure without reasonable commercial purposes. As a result, gains derived from such indirect transfer may be subject to PRC withholding tax at the rate of up to 10%. In addition, the PRC resident enterprise may be required to provide necessary assistance to support the enforcement of Circular 698.

On February 3, 2015, the State Administration of Tax issued the Notice on Certain Corporate Income Tax Matters on Indirect Transfers of Properties by Non-Resident Enterprises, or Circular 7. Circular 7 has introduced a new tax regime that is significantly different from that under Circular 698. Circular 7 extends its tax jurisdiction to not only indirect transfers set forth under Circular 698 but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, Circular 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. Circular 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may re-characterize such indirect transfer as a direct transfer of the equity interests in the PRC tax resident enterprise and other properties in China. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of up to 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

However, as these rules and notices are relatively new and there is a lack of clear statutory interpretation, we face uncertainties on the reporting and consequences on future private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises, or sale or purchase of shares in other non-PRC resident companies or other taxable assets by us. Our Cayman Islands holding company and other non-PRC resident enterprises in our group may be subject to filing obligations or may be taxed if our Cayman Islands holding company and other non-PRC resident enterprises in our group are transferors in such transactions, and may be subject to withholding obligations if our Cayman Islands holding company and other non-PRC resident enterprises in our group are transferees in such transactions. For the transfer of shares in our Cayman Islands holding company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under Circular 698 and Circular 7. As a result, we may be required to expend valuable resources to comply with these rules and notices or to request the relevant transferors from whom we purchase taxable assets to comply, or to establish that our Cayman Islands holding company and other non-resident enterprises in our group should not be taxed under Circular 698 and Circular 7, which may have a material adverse effect on our financial condition and results of operations. There is no assurance that the tax authorities will not apply Circular 698 and Circular 7 to our offshore restructuring transactions where non-PRC resident investors were involved if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. As a result, we and our non-PRC resident investors may be at risk of being taxed under Circular 698 and Circular 7 and may be required to comply with or to establish that we should not be taxed under Circular 698 and Circular 7, which may have a material adverse effect on our financial condition and results of operations or such non-PRC resident investors’ investments in us. We have conducted acquisition transactions in the past and may conduct additional acquisition transactions in the future. We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance for the investigation of PRC tax authorities with respect thereto. Heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

Discontinuation of any of the preferential tax treatments available to us or imposition of any additional taxes could adversely affect our financial condition and results of operations.

The New EIT Law and its implementation rules, which became effective on January 1, 2008, unified the previously-existing separate income tax laws for domestic enterprises and FIEs and adopted a unified 25% EIT rate applicable to all resident enterprises in China, except for certain entities established prior to March 16 that are eligible for their existing preferential tax incentives, adjusted by certain transitional phase-out rules promulgated by the State Council on December 26, 2007. In addition, certain enterprises may enjoy a preferential EIT rate of 15% under the New EIT Law if they qualify as High and New Technology Enterprise, or HNTE, subject to various qualification criteria.

A number of our PRC subsidiaries and consolidated affiliated entities, including 21Vianet Beijing, Gehua, Beijing Fastweb Network Technology Co., Ltd., or BJ Fastweb, and Guangdong Tianying Information Technology Co., Ltd., or GD Tianying, are entitled to enjoy a preferential tax rate of 15% due to their qualification as HNTE. The qualification as an HNTE is subject to annual administrative evaluation, a three-year review by the relevant authorities in China and a six-year reapplication.

21Vianet Beijing was qualified for an HNTE since 2008 and is eligible for a 15% preferential tax rate. In October 2014, 21Viaent Beijing obtained a new certificate, which will expire on December 31, 2016.

In July 2012, Gehua was qualified as an HNTE and became eligible for a 15% preferential tax rate effective from 2012 to 2014, and thereafter for an additional three years if it is able to meet the technical and administrative requirements for HNTE in those three years.

In June 2009, BJ Fastweb was qualified as an HNTE and became eligible for a 15% preferential tax rate effective from 2009 to 2011, and thereafter for an additional three years if it is able to meet the HNTE technical and administrative requirements in those three years. After BJ Fastweb’s HNTE certificate expired as of December 31, 2011, a renewed certificate was issued to BJ Fastweb in May 2012, which has expired on December 31, 2014. BJ Fastweb is in the process of renewing the HNTE certificate and it is still eligible for a 15% preferential tax rate as long as the renewed certificate is issued before December 31, 2015.

In 2010, GD Tianying was qualified as an HNTE and became eligible for a 15% preferential tax rate effective from 2010 to 2012, and thereafter for an addition three years if it is able to meet the HNTE technical and administrative requirements in those three years. GD Tianying’s HNTE certificate expired as of December 31, 2012 and GD Tianying obtained a renewed certificate in October 2013, which will expire on December 31, 2015.

In 2000 and 2012, Sichuan Aipu Network Co., Ltd., or SC Aipu, and Yunnan Aipu Network Technology Co., Ltd., or Yunnan Aipu, two companies within the Aipu Group, were qualified for a preferential tax rate of 15%.

In April 2011, 21Vianet (Xi’an) Information Outsourcing Industry Park Services Co., Ltd., or 21Vianet Xi’an was qualified for a preferential tax rate of 15%.The preferential tax rate is awarded for companies that have operations in certain industries and meet the criteria of the Preferential Tax Policies for Development of the Western Regions. The qualification will need to be assessed on an annual basis.

In 2013, BJ iJoy was qualified as a software enterprise which allows it to utilize a two-year 100% exemption for 2013 and 2014 followed by a three-year half-reduced EIT rate effective for the years from 2015 to 2017.

If 21Vianet Beijing, Gehua, BJ Fastweb and GD Tianying fail to maintain or renew their HNTE status, or if 21Vianet Xi’an, SC Aipu and Yunnan Aipu are not able to enjoy their preferential tax treatment under Preferential Tax Policies for Development of the Western Regions, or if BJ iJoy fails to maintain or renew its software enterprise status, their applicable EIT rate may be increased to 25%, which could have a material adverse effect on our financial condition and results of operations.

The M&A Rules establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it difficult for us to pursue growth through acquisitions in China.

The M&A Rules and other recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. In addition, the Implementing Rules Concerning Security Review on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises, issued by the MOC in August 2011, specify that mergers and acquisitions by foreign investors involved in “an industry related to national security” are subject to strict review by the MOC, and prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement. We believe that our business is not in an industry related to national security, but we cannot preclude the possibility that the MOC or other government agencies may publish explanations contrary to our understanding or broaden the scope of such security reviews in the future, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Moreover, the Anti-Monopoly Law requires that the MOC be notified in advance of any concentration of undertaking if certain filing thresholds are triggered. Part of our growth strategy includes acquiring complementary businesses or assets in China. Complying with the requirements of the laws and regulations mentioned above and other PRC regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOC, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. If any of our acquisitions were subject to the M&A Rule and were found not to be in compliance with the requirements of the M&A Rule in the future, relevant PRC regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds from our overseas offerings to make loans or additional capital contributions to our PRC subsidiaries or consolidated affiliated entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

In utilizing the proceeds we received from our overseas offerings or in other financing activities, as an offshore holding company, we may make loans to our PRC subsidiaries or our consolidated affiliated entities in the PRC, or we may make additional capital contributions to our PRC subsidiaries or consolidated affiliated entities. Any loans to our PRC subsidiaries or our consolidated affiliated entities in the PRC are subject to PRC regulations. For example, loans by us to our PRC subsidiaries, which are FIEs, to finance their activities cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange, or SAFE.

We may also decide to finance our operations in China by means of capital contributions. These capital contributions must be approved by the MOC or its local counterpart. We cannot assure you that we will be able to obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our subsidiaries. If we fail to receive such approvals, our ability to use the proceeds from our overseas offerings and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

Governmental control of currency conversion may limit our ability to receive and utilize our revenues effectively.

We earn substantially all of our revenues and incur most of our expenses in Renminbi; however, Renminbi is not freely convertible at present.

The PRC government continues to regulate conversion between Renminbi and foreign currencies, despite the significant reduction in its control in recent years over trade transactions involving import and export of goods and services as well as other frequent routine foreign exchange transactions. These transactions are known as current account items. However, remittance of Renminbi by foreign investors into the PRC for the purposes of capital account items, such as capital contributions, is generally permitted upon obtaining specific approvals from, or completing specific registrations or filings with, the relevant authorities on a case-by-case basis and is subject to a strict monitoring system. Regulations in the PRC on the remittance of Renminbi into the PRC for settlement of capital account items are developing gradually. Currently, our PRC subsidiaries may purchase foreign currencies for settlement of current account transactions, including payments of dividends to us, without the approval of the SAFE. However, foreign exchange transactions by our PRC subsidiaries under the capital account continue to be subject to significant foreign exchange controls and require the approval of or need to register with PRC governmental authorities, including the SAFE. In particular, if our PRC subsidiaries borrow foreign currency loans from us or other foreign lenders, these loans must first be registered with the SAFE. If any of our PRC subsidiaries, which are wholly foreign-owned enterprises, borrows foreign currency, the accumulative amount of its foreign currency loans may not exceed the difference between the total investment and the registered capital of that PRC subsidiary. If we finance our PRC subsidiaries by means of additional capital contributions, these capital contributions must be approved by certain government authorities, including the National Development and Reform Commission, the MOC or their respective local counterparts. Any existing and future restrictions on currency exchange may affect the ability of our PRC subsidiaries or affiliated entities to obtain foreign currencies, limit our ability to meet our foreign currency obligations or otherwise materially and adversely affect our business.

Fluctuation in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation was halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. As a consequence, the Renminbi fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again, though there have been periods recently when the U.S. dollar has appreciated against the Renminbi. The People’s Bank of China decided to further adjust the Renminbi exchange rate regime in March 2014 to enhance the flexibility of the Renminbi exchange rate by enlarging the floating band of the Renminbi’s trading prices against the U.S. dollar in the interbank spot foreign exchange market from 1.0% to 2.0%. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

PRC regulations relating to the establishment of offshore special purpose vehicles by PRC residents may subject our PRC resident beneficial owners to personal liability and limit our ability to acquire PRC companies, to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise materially and adversely affect us.

In October 2005, SAFE issued the Circular on the Relevant Issues in the Foreign Exchange Control over Financing and Return Investment Through Special Purpose Companies by Residents Inside China, or Circular 75, which is now replaced by the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or Circular 37, issued by SAFE on July 4, 2014. According to Circular 37, PRC residents are required to register with local SAFE branches in connection with their direct establishment or indirect control of an offshore entity for the purposes of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in Circular 37 as a “special purpose vehicle.” The term “control” under Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles or PRC companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. Circular 37 further requires amendment to the registration in the event of any changes with respect to the basic information of the special purpose vehicle, such as changes in a PRC resident individual shareholder, name or operation period; or any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. If the shareholders of the offshore holding company who are PRC residents do not complete their registration with the local SAFE branches, the PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with SAFE registration and amendment requirements described above could result in liability under PRC law for evasion of applicable foreign exchange restrictions. On February 13, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange

Administration Policy on Direct Investment, or SAFE Notice 13, which will take effect on June 1, 2015. SAFE Notice 13 has delegated to the qualified banks the authority to register all PRC residents’ investment in “special purpose vehicle” pursuant to the Circular 37, except that those PRC residents who have failed to comply with Circular 37 will remain to fall into the jurisdiction of the local SAFE branches and must make their supplementary registration application with the local SAFE branches.

Our current PRC resident beneficial owners, including our co-founders Sheng Chen and Jun Zhang, have filed the foreign exchange registration in connection with their respective overseas shareholding in our Company in accordance with the Circular 37 on June 10, 2014. We cannot assure you when our co-founders can successfully complete their registrations. We have also requested other PRC residents who we know hold direct or indirect interest in our company to make the necessary applications, filings and amendments as required under Circular 37 and other related rules. We attempt to comply, and attempt to ensure that these PRC residents holding direct or indirect interest in our company comply, with the relevant requirements, and those persons holding direct or indirect interests in our securities whose identities and addresses we know and who are subject to Circular 37 and the relevant SAFE regulations have conducted the registration procedures prescribed by Circular 37 and will update such registration. However, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we cannot provide any assurances that these PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by Circular 37 or the relevant SAFE regulations. The failure or inability of PRC residents, including our co-founders, to make any required registrations or comply with other requirements under Circular 37 and the relevant SAFE regulations may subject such PRC residents or our PRC subsidiaries to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans to our PRC subsidiaries and our consolidated affiliated entities, limit our PRC subsidiaries’ ability to pay dividends or otherwise distribute profits to us, or otherwise materially and adversely affect us.

Failure to comply with the registration requirements for employee share option plans may subject our equity incentive plan participants who are PRC residents or us to fines and other legal or administrative sanctions.

Since 2007, SAFE has implemented rules requiring PRC residents who participate in employee stock option plans of overseas publicly listed companies to register with SAFE or its local office and complete certain other procedures. Effective on February 15, 2012, SAFE promulgated the Circular on the Relevant Issues Concerning Foreign Exchange Administration for Domestic Individuals Participating in an Employees Share Incentive Plan of an Overseas-Listed Company, or SAFE Notice 7. Under SAFE Notice 7, PRC residents who participate in a share incentive plan of an overseas publicly listed company are required to register with SAFE and complete certain other procedures. PRC residents include directors, supervisors, management and employees of PRC domestic companies specified in the Administrative Regulations of the People’s Republic of China on Foreign Exchange, regardless of nationality. SAFE Notice 7 further requires that an agent should also be designated to handle matters in connection with the exercise or sale of share options granted under the share incentive plan to participants. We and the PRC residents to whom we have granted stock options are subject to SAFE Notice 7. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and other legal or administrative sanctions.

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

In addition, the market price for our ADSs has fluctuated since we first listed our ADSs on the NASDAQ Global Select Market on April 21, 2011, until April 9, 2015, the trading prices of our ADSs have ranged from US$8.31 to US$32.34 per ADS, and the last reported closing price on April 9, 2015 was US$19.90 per ADS. The market price for our ADSs may be highly volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•	announcements of new services by us or our competitors;

•	changes in financial estimates or recommendations by securities analysts;

•	delays in the release of quarterly and annual results of operations or the filing of key documents and reports required by to filed by the U.S. securities laws;

•	conditions in the internet industry in China;

•	changes in the performance or market valuations of other companies that provide hosting and managed network services;

•	fluctuations of exchange rates between the Renminbi and the U.S. dollar or other foreign currencies;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	detrimental negative publicity about us, our competitors or our industry;

•	negative short seller allegations against us;

•	additions or departures of executive officers;

•	sales or perceived potential sales of additional ordinary shares or ADSs;

•	litigation or administrative investigations; and

•	general economic or political conditions in China.

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

Certain corporate governance practices in the Cayman Islands, which is our home country, are considerably different than the standards applied to U.S. domestic issuers. NASDAQ Marketplace Rules provide that foreign private issuers are exempt from certain corporate governance requirements of NASDAQ and may follow their home country practices, subject to certain exceptions and requirements to the extent that such exemptions would be contrary to U.S. federal securities laws and regulations. We currently follow our home country practice that: (i) does not require us to solicit proxy and hold meetings of our shareholders every year, (ii) does not restrict a company’s transactions with directors, requiring only that directors exercise a duty of care and owe a fiduciary duty to the companies for which they serve, (iii) does not require us to obtain shareholder approval for issuing additional securities exceeding 20% of our outstanding ordinary shares, and (iv) does not require us to seek shareholders’ approval for amending our share incentive plan. As a result, our investors may not be provided with the benefits of certain corporate governance requirements of NASDAQ.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or Class A ordinary shares.

Based on the market price of our ADSs and Class A ordinary shares, the value of our assets, and the composition of our assets and income, we believe that we were not a passive foreign investment company (a “PFIC”) for United States federal income tax purposes for our taxable year ended December 31, 2014 and we do not expect to be a PFIC for the current year or for the foreseeable future. Nevertheless, the application of the PFIC rules is subject to ambiguity in several respects and, in addition, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year or for any future taxable year.

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

Although the law in this regard is not entirely clear, we treat our variable interest entities as being owned by us for United States federal income tax purposes because we control their management decisions and we are entitled to substantially all of their economic benefits and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our variable interest entities for United States federal income tax purposes, we would likely be treated as a PFIC for our taxable year ended December 31, 2014 and for subsequent taxable years.

If we were to be or become a PFIC, a U.S. Holder (as defined in “Item 10.E. Additional Information—Taxation—United States Federal Income Tax Considerations—General”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or Class A ordinary shares and on the receipt of distributions on the ADSs or Class A ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. For more information, see “Item 10.E. Additional Information—Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

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

We are incorporated in the Cayman Islands and substantially all of our assets are located outside of the United States. We conduct all of our operations in China through our wholly-owned subsidiaries in China. The majority of our officers and directors reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it may be difficult for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or our directors and officers predicated upon the civil liability provisions of the securities laws of the United States or any state, and it is uncertain whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or our directors and officers predicated upon the securities laws of the United States or any state, on the ground that such provisions are penal in nature.

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

Due to certain restrictions under the PRC laws on foreign ownership of entities engaged in data center and telecommunications value-added services, we conduct our operations in China through contractual arrangements among us, our wholly-owned PRC subsidiaries, our variable interest entities and their shareholders. As a result of these contractual arrangements, we control our variable interest entities and have consolidated the financial information of our consolidated affiliated entities in our consolidated financial statements in accordance with U.S. GAAP. We own: (i) 100% of the equity interests in 21Vianet China through our subsidiary, 21ViaNet Group Limited, or 21Vianet HK, which was incorporated in Hong Kong in May 2007; (ii) 100% of the equity interests of SZ Zhuoaiyi following completion of our acquisition of 100% equity interests in iJoy in April 2013; and (iii) 100% of the equity interests of aBitCool BJ through our subsidiary, aBitCool DG, which was incorporated in June 2014.

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

As part of our growth strategy, we have acquired companies that are complementary to our business, as well as made alternative investments and entered into strategic partnerships or alliances as we see fit. For example:

•	In October 2012, we entered into a commercial operator agreement with Microsoft Corporation to expand Microsoft’s premier commercial public cloud services, Office 365 and Windows Azure, in China, the term of which is extended to December 31, 2018 through a renewal agreement.

•	In February 2013, we acquired 100% equity interests in BJ Tianwang and BJ Yilong, which principally provide virtual private network services and managed network services.

•	On September 30, 2013, Temasek, through its subsidiary, Esta, entered into a purchase agreement with us to subscribe for 34,683,042 of our newly issued Class A ordinary shares at the price of US$2.5 per Class A ordinary share and acquire 5,316,960 Class A ordinary shares from certain of our existing shareholders at the price of US$2.5 per Class A ordinary share.

•	In April 2013, we completed the acquisition of 100% equity interests in iJoy with a purchase consideration of RMB97.0 million.

•	In June 2013, we entered into a strategic agreement with Dongguan Dongcai to build a new internet data center, provide cloud computing related services in Dongguan as well as create a research and development team that will focus on developing and implementing next generation networking technologies. As of the date of this annual report, the data center site has been selected and the construction will start this year. The research and development team has been established engaging in the research and development of Content-Centric Open Networking, also known as information-centric networking, Software-Defined Networking technologies.

•	In December 2013, we entered into a definitive agreement with IBM to introduce IBM’s premier private cloud infrastructure service and bring high-value managed private and hybrid cloud services to China. IBM will provide the physical point of distribution, or POD, and service while we will host the POD facility at our data centers in Beijing.

•	In May 2014, we acquired 50% equity interests plus one share in Aipu Group, which principally provides last-mile wired broadband access and other value-added services.

•	In August 2014, we acquired 100% equity interests in Dermot Entities to expand our data transmission infrastructure across the Greater China region and deliver high-performance VPN connectivity solutions by utilizing Dermot Entities’ advanced network and infrastructure.

•	In January 2015, we issued (i) 39,087,125 Class A and 18,250,268 Class B ordinary shares to Kingsoft for an aggregate cash consideration of US$172 million; (ii) 6,142,410 Class A and 10,524,257 Class B ordinary shares to Xiaomi for an aggregate cash consideration of US$50 million; and (iii) 24,668,020 Class A ordinary shares (in the form of 4,111,337 ADSs) to Esta for an aggregate cash consideration of US$74 million.

Our principal executive offices are located at M5, 1 Jiuxianqiao East Road, Chaoyang District, Beijing, 100016, the People’s Republic of China. Our telephone number at this address is +86 (10) 8456-2121. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the U.S. is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

See Item 4.C, “Organizational Structure” for a diagram illustrating our corporate structure as of the dated of this annual report.

B. Business Overview

Overview

We are a leading carrier-neutral internet data center services provider in China. We host our customers’ servers and networking equipment and provide interconnectivity to improve the performance, availability and security of their internet infrastructure. We also provide managed network services to enable customers to deliver data across the internet in a faster and more reliable manner through our extensive data transmission network and our proprietary smart routing technology. Furthermore, we provide complementary internet infrastructure services, such as CDN services, VPN services and last-mile wired broadband services to improve the security, speed and quality of data transmission in China. We started offering public cloud services in 2013 and private cloud and hybrid services in 2014. We believe that the scale of our data center and networking assets as well as our carrier-neutrality position us well to capture opportunities and become a leader in the rapidly emerging market for cloud computing infrastructure services in China.

Our infrastructure consists of our high-quality data centers and an extensive data transmission network. We operate 16 self-built data centers and 73 partnered data centers located in over 30 cities, including substantially all of China’s major internet hubs with 21,522 cabinets under management that house 97,101 servers as of December 31, 2014. We adopt a distributed deployment method when choosing locations for our partnered data centers based on the specific requests of our customers, demands in different cities and our strategy for POP establishment; therefore, the locations and number of our partnered data centers are subject to change from to time. Our data transmission network includes 615 POPs, which are access points from one place to the rest of the internet. Most of our data centers and all of our POPs are connected by our private optical fibers network across China.

As a carrier-neutral internet infrastructure services provider, our infrastructure is interconnected with the networks operated by all China’s telecommunications carriers, major non-carriers and local internet service providers. The interconnectivity enables each of our data centers to function as a network access point for our customer’s data traffic. In addition, we believe that our proprietary smart routing technology allows us to automatically select an optimized route to direct our customers’ data traffic to ensure fast and reliable data transmission. We believe this advanced interconnectivity within and beyond our network distinguishes ourselves from our competitors and provides an effective solution to address our customers’ needs that arise from inadequate public internet infrastructure and network interconnectivity in China. As a result, businesses are increasingly relying upon internet infrastructure services providers and in particular, carrier-neutral internet infrastructure services providers, to enhance and optimize key elements of their IT and network infrastructure. Furthermore, we provide CDN services, VPN services, last-mile wired broadband services, public cloud services and private and hybrid cloud services, which strengthens our capability to provide quality services and meet customer demand in our ecosystem.

We serve a diversified and loyal base of customers, spanning many different industries and ranging from internet companies to government entities, from blue-chip enterprises to small- to mid-sized enterprises. As of December 31, 2014, we had: (i) over 4,000 enterprise customers for our hosting services, including over 2,000 enterprise customers for VPN services across China, Taiwan, Hong Kong, Singapore and Vietnam, brought by Dermot Entities; (ii) over one million individual househeld customers for last-mile wired broadband services, brought by Aipu Group; and (iii) more than 55,000 signed customers for the Windows Azure and Office 365 services. Our average monthly churn rate as measured by monthly recurring revenues was approximately 0.9% and 1.7% in 2012 and 2013. Our average monthly hosting churn rate, based on our core internet data center (IDC) business, was 0.6% in 2014. Our average monthly recurring revenue from our top 20 customers has increased from RMB45.5 million in 2013 to RMB57.1 million (US$9.2 million) in 2014.

We generate revenues from providing hosting and related services and managed network services. Our net revenues increased from RMB1,524.2 million in 2012 to RMB1,966.7 million in 2013 and to RMB2,876.4 million (US$463.6 million) in 2014, representing a CAGR of 37.4% from 2012 to 2014. The total number of cabinets under our management increased from 11,917 as of December 31, 2012 to 14,041 as of December 31, 2013 and to 21,522 as of December 31, 2014. Our average monthly recurring revenues increased from RMB125.2 million in 2012 to RMB146.6 million in 2013 and to RMB208.4 million (US$33.6 million) in 2014. Our net profit was RMB57.7 million in 2012, which reflected share-based compensation expenses of RMB67.6 million. We recorded a net loss of RMB47.0 million and RMB328.5 million (US$52.9 million) in 2013 and 2014, respectively, which reflected share-based compensation expenses of RMB67.8 million and RMB233.7 million (US$37.7 million), respectively. Our results of operations also reflect the effects of our acquisitions during the respective periods.

Our Service Offerings

We primarily generate revenues from providing hosting and related services and managed network services. We provide hosting and related services to house servers and networking equipment in our data centers and connect them through our data transmission network, and offer other hosting related value-added services. We also provide, as part of our hosting and related services business, cloud services, CDN services and VPN services. Our managed network services allow our customers to transmit data across the internet in a faster and more reliable manner by leveraging our smart routing optimization technology through our hosting area network and data transmission network. Our managed network services also include last-mile wired broadband services.

Hosting and Related Services

Our hosting and related services including the following:

•	Managed Hosting Services that dedicate data center space to house our customers’ servers and networking equipment and provide tailored server administration services;

•	Interconnectivity Services that allow customers to connect their servers with internet backbones in China and other networks through our Border Gateway Protocol, or BGP, network, or our single-line, dual-line or multiple-line networks;

•	CDN Services, or content delivery network services that optimize the speed and security of data transmission by leveraging our extensive, distributed internet infrastructure in China;

•	Cloud Services that allow businesses to run their applications over the internet using our IT infrastructure rather than having the infrastructure on their own premises;

•	VPN Services, or virtual private network services that extend customers’ private networks by setting up secure and dedicated connections through the public internet; and

•	Other Value-Added Services, including firewall services, server load balancing, data backup and recovery, data center management, server management, and backup server services.

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

Content Delivery Network Services

We also offer content delivery network services, or CDN services, primarily through Fastweb International Holdings, or Fastweb, a business we acquired in 2012 and through iJoy, which we acquired in 2013. Our CDN product portfolio provides customers with a cost-effective solution to their data connection needs in China, improving the reliability, scalability, security and speed of their internet services.

Cloud Services

We started providing public cloud services in 2013 and private and hybrid cloud services in 2014,

•

Public Cloud Services. Our public cloud services are currently provided through our cooperation with Microsoft. In particular, we provide: (i) infrastructure as a service, or IAAS, (ii) platform as a service, or PAAS, and (iii) software as a service, or SAAS, to our enterprise and individual customers on the public cloud. Windows Azure service provides our customers with a one-stop shop to purchase a portion of the pooled computing resources, control the applications uploaded to the virtual servers and/or access to the applications run by various operators on the cloud infrastructure, and pay on an on-demand basis. Through Office365 services, we provide our customers with not only the complete Office applications, but also business-class email, file sharing and HD video conferencing, all working together and connected in the public cloud so that customers can have access to everything they need to run their business from anywhere.

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

VPN Services

We also offer virtual private network services, or VPN services, primarily through Dermot Entities, which we acquired in August 2014. Dermot Entities offer customers a comprehensive portfolio of customized VPN solutions for both enterprise customers seeking multi-point connectivity and carrier customers seeking to provision off-net customer locations. With over 40 POPs across China, Hong Kong, Singapore, Taiwan and Vietnam, Dermot Entities provide fully-managed network enabling connectivity to more than 700 cities in the region for many “blue-chip” customers across many verticals, including manufacturing, logistics, retail and financial services.

Other Value-Added Services

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

Our managed network services primarily consist of the following:

•	Hosting Area Network Services. Our data centers are distributed throughout China. We connect most of our data centers with private optical fibers, forming our hosting area network. Our hosting area network connects the servers housed in our data centers so that data transmission among our customers can be achieved without going through telecommunication backbones or internet hubs, enabling secure, faster and more reliable data transmission.

•	Route Optimization. In China, carriers generally operate their independent systems, and their networks are not connected with each other. Because we are connected to all major carriers, customers that use services from one carrier can reach users of other carriers through our network or through other internet hubs. Our proprietary system is a smart routing platform, which functions like an intelligent switchboard automatically selecting the best and fastest routes and directing traffic through our own or others’ networks. For example, from our data centers, we can direct data to the networks of China Telecom or China Unicom, or, when the networks of China Telecom and China Unicom are congested or otherwise experiencing problems, to our own transmission networks. Through our proprietary smart routing technology, we are able to optimize the connectivity of our network and deliver data in a fast and efficient manner.

•	Last-mile Wired Broadband Services. We offer last-mile broadband services in select large metro areas in China, following the acquisition of 50% equity interest plus one share in Aipu Group in May 2014. The last-mile broadband market in China remains under-developed, as many end users face slower speed, unreliable connections and the lack of alternative high-quality service providers. As of December 31, 2014, Aipu Group provides high quality internet access at competitive price points to over one million individual househeld customers in 11 cities in China.

Our Infrastructure

Our infrastructure, which consists of our data centers and data transmission network, is the foundation upon which we provide services to our customers. As of December 31, 2014, we operate 16 self-built data centers and 73 partnered data centers located in over 30 cities, including all of China’s major internet hubs, with 21,522 cabinets under management that house 97,101 servers. In addition, we also offer container-based data center service. Our extensive network, consisting of private optical fibers and 615 POPs, is a “high-speed internet railway” that connects our data centers with each other and links them to China’s telecommunication backbones.

Our Data Centers

We operate two types of data centers: self-built and partnered. We defined “self-built” data centers as those with our owned cabinets and data center equipment housed in buildings leased from third parties. We define

“partnered” data centers as the data center space and cabinets we leased from China Telecom, China Unicom and other third parties through agreements. As of December 31, 2014, we operate 16 self-built data centers housing 14,572 cabinets and 73 partnered data centers housing 6,950 cabinets.

The table below sets forth the number of data centers and cabinets under our management and the number of servers housed in our data centers as of December 31, 2012, 2013 and 2014.

	As of December 31,
	2012	2013	2014
Data Centers	81	81	89
Cabinets
Self-built	7,404	9,131	14,572
Partnered	4,513	4,910	6,950

Total	11,917	14,041	21,522

Servers	67,067	76,898	97,101

Our data centers are located in over 30 cities as of the date of this report. Our nationwide network of data centers not only enables us to serve customers in extended geographic areas, but also establishes a national data transmission network that sets up connections among carriers and service providers in various locations.

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

Container Data Centers. In addition to conventional data centers, we also offer container-based data center services. One of the advantages of a container-based design is that the data center can easily be moved to other locations or facilities as the containers only require hookups for electricity, chilled water and network connectivity. Our containers are pre-populated with servers and support equipment, eliminating the need to unpack and install servers when the data centers move to a different location. Our container-based data center also features energy-efficient designs and has the potential to house 48 cabinets, or 908 servers. We plan to build and deploy more container-based data centers in the next few years.

Our Network

Our network transmits data and directs internet traffic mostly through private optical fibers, forming an internet highway system that is linked to the networks of major carriers, non-carriers and ISPs and enhances communications among our data centers, our customers and end users located throughout China and around the world. Our data centers are connected by our private optical fibers that include redundant connections with an estimated capacity of 3,489 gigabits per second to nearly all locations. As of December 31, 2014, our network connects more than 600 POPs throughout China with private optical fibers.

The table below sets forth the number of our POPs and our network service capacity as of the periods ended December 31, 2012, 2013 and 2014.

	As of and for the year ended December 31,
	2012	2013	2014
Number of POPs	458	519	615
Estimated Network Service Capacity*	1,135	2,471	3,489

*	By gigabits per second

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

Customers and Customer Support

Our Customers

We serve a diversified and loyal base of customers, spanning many different industries and ranging from internet companies to government entities, from blue-chip enterprises to small- to mid-sized enterprises. As of December 31, 2014, we had: (i) over 4,000 enterprise customers for our hosting services, including over 2,000 enterprise customers for VPN services across China, Taiwan, Hong Kong, Singapore and Vietnam, brought by Dermot Entities; (ii) over one million individual househeld customers for last-mile wired broadband services, brought by Aipu Group; and (iii) more than 55,000 signed customers for the Windows Azure and Office 365 services.

Given the breadth of our customer base, the largest single customer accounted for less than 4% of our total net revenues in any of the past three years. Revenue from our top five customers accounted for less than 12% of our total net revenues in 2014.

As of December 31, 2014, we had over 4,000 enterprise customers for our hosting services, among which 40 were local subsidiaries of a telecommunication carrier in China. Because we negotiate with, maintain and support each of these entities as a separate customer due to the fact that each of them has a separate decision-making authority and services procurement budget, we count each of them as a separate customer. None of these customers on a stand-alone basis contributed more than 4% of our revenues in any given year but in the aggregate, they contributed 22%, 16% and 7% of our total revenues, respectively, in 2012, 2013 and 2014.

We have a loyal customer base, as evidenced by our low churn rate. Our average monthly churn rate as measured by monthly recurring revenues was 0.9% and 1.7% in 2012 and 2013. Our average monthly hosting churn rate, based on our core IDC business, was 0.6% in 2014. Our average monthly recurring revenue from our top 20 customers has increased from RMB45.5 million in 2013 to RMB57.1 million (US$9.2 million) in 2014.

Our experience in serving market leaders in various sectors also provides us with industry knowledge, operational expertise and credibility that we can leverage in cross-selling additional services to our existing and potential customers.

The following table sets forth some of the industries we serve and the representative customers in each industry.

Search Engine/Portal	Rich Media	eCommerce	Social Networking	Mobile internet	Azure and Office 365 customers	Enterprise VPN
Aibang	Youku	Meituan	Qunar	UCWeb	H3C	Chinaredstar
Tencent	Ku6	Lashou	Renren	Beijie	Linekong	Kline
ChinaHR	Vodone	Jiuxian	Jiayuan	SKY-MOBI	TCL Multimedia	Gome
Yicha	Bestv	Eleme	58	Hurray!	Pactera	Pou Sheng

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

Consistent with our strong innovation culture, we devote significant resources to the research and development of our container-based data centers, our smart routing technology and other innovations. We plan to continue strengthening our research and development in cloud computing infrastructure service technologies. Our research and development efforts have yielded 40 patents, 56 patent applications and 89 software copyright registrations, all in China and related to different aspects of data center services. We intend to continue to devote a significant amount of time and resources to carry out our research and development efforts.

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

Sales and Marketing

We actively market our portfolio of services and solutions through our direct sales force. Our sales and marketing team is primarily based in Beijing, Shanghai, Guangzhou, Shenzhen, Xi’an, Hangzhou, Wuhan, Guiyang, Nanning, Chengdu, Suzhou, Hong Kong and Taiwan. We also have dedicated teams for our key customers and provide them service offerings specially tailored to their needs. We up-sell and cross-sell our broad portfolio of services and solutions to our existing customer base. In addition, in an effort to better anticipate and respond to our customers’ needs, we require and foster the collaboration between our sales team and research and development team to develop additional services and solutions that meet the customers’ needs.

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

Competition

We face competition from a wide range of data center service providers and other value-added service providers, including:

•	Carriers. We face competition from state-owned telecommunication carriers, including China Telecom and China Unicom. According to IDC, carriers occupied 51.5% of the data center services market in 2013. In addition, both carriers operate their own networks. Competition is primarily focused on pricing, quality of services and geographic coverage. We believe we are well-positioned to compete with major carriers. Unlike China Telecom and China Unicom, which construct data centers primarily to help sell bandwidth, we provide connectivity to multiple networks in each of our carrier-neutral data centers, providing superior choice and performance. Our private network provides enhanced connectivity among different networks. In comparison, data centers operated by China Telecom and China Unicom generally provide access only to their own network and are often constrained by their networks’ coverage. Due to inadequate interconnectivity among China’s carriers’ networks and among the same carrier’s networks in different provinces, interconnectivity bottlenecks remain a major problem, contributing to slow transmission speeds across services and applications.

•

Carrier-neutral service providers. We face competition from other carrier-neutral service providers, such as ChinaNetCenter and Dr. Peng. Competition is primarily focused on pricing and the quality and breadth of service offerings. We distinguish ourselves by our superior interconnectivity, extensive data transmission network, large number of high-quality data centers, and superior operations, maintenance and other customer services. Due to the unique nature of data center services, where relocation of customer servers and equipment is operationally difficult, customers are highly selective in choosing their data center service provider. Our strong brand, superior reputation and extensive operating experience and expertise remain the key differentiator in attracting and retaining our customers.

•	In-house data centers. Businesses may choose to house and maintain their own IT hardware, such as Baidu and Alibaba, and other large enterprises, particularly in the financial services sector. Due to their in-house capabilities, these customers may outsource fewer services to other third-party data center services providers including us, if at all. However, we believe our data centers, coupled with our superior network services, offer a unique combination of hosting services that would make us attractive to businesses with in-house data centers.

•	Cloud service providers. Cloud services are a new and emerging market and therefore, we face competition from various market players who have entered into or plan to enter into the new market. While we compete with domestic Chinese cloud service providers, such as AliCloud, Windows Azure and Office 365, operated by 21Vianet, remain the only global public cloud service platform commercially available in China. We believe our partnership with Microsoft and IBM will make us attractive to potential customers, especially enterprise and government entity customers that have a strong demand for cloud services.

•	Other valued-added service providers. We face competition from other value-added telecommunications service providers including CDN service providers, such as ChinaCache and ChinaNetCenter; VPN service providers, such as China Entercom and last-mile wireless broadband service providers, such as Dr. Peng. As one of the leading service providers in each one of these value-added service markets, we believe our offerings not only complement our core hosting and managed network services, but also position us to capture additional growth opportunities.

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

Pursuant to the Telecom Regulations value-added telecommunications services covering two or more provinces, autonomous regions, and/or municipalities directly administered by the central government shall be approved by the MIIT, and the providers of such cross-regional value-added telecommunications services are required to obtain the Cross-Regional VAT licenses. Value-added telecommunications services covering certain area within one province, autonomous region, and/or municipality directly administered by the central government shall be approved by the local telecommunications administration authority of such region and the providers of such value-added telecommunications services are required to obtain the VAT licenses. Pursuant to the Administrative Measures for Telecommunications Business Operating Licenses (effective on April 10, 2009, promulgated by the MIIT), Cross-Regional VAT licenses shall be approved and issued by the MIIT with five-year terms.

Currently, Langfang Xunchi holds a VAT License issued by Hebei Province Communications Administration on April 10, 2013 with a term effective until April 10, 2017. It is permitted to carry out its data center business in Langfang and Baoding. 21Vianet Beijing holds a Cross-Regional VAT license issued by the MIIT on January 17, 2012 with a term effective until January 17, 2017 under the first category of the “value-added telecommunications business.” As specified in this Cross-Regional VAT license, 21Vianet Beijing is permitted to carry out the data center services across nine cities in China. Gehua holds a VAT License issued by Guangdong Communications Administration on March 29, 2013 with a term effective until December 29, 2016. It is permitted to carry out its internet access service business and information service business (limited to internet information service business) under the second category of “value-added telecommunications business” in Guangdong Province. CYSD holds a VAT License issued by Beijing Communications Administration on March 20, 2012 with a term effective until June 21, 2016. It is permitted to carry out its internet access service business and information service business (excluding fixed-line telephone information service and internet information service) under the second category of “value-added telecommunications business” in Beijing. BJ Tianwang holds a VAT License issued by the Beijing Communications Administration on January 22, 2014 with a term effective until December 12, 2014. It is permitted to carry out its internet access business under the second category of “value-added telecommunications business” in Beijing. A renewed VAT License was issued to BJ Tianwang on December 31, 2014 with a term effective until December 31, 2019. BJ Tianwang also holds a Cross-Regional VAT License issued by the MIIT on August 23, 2013 with a term effective until January 7, 2018. It is permitted to carry out its virtual private network services under the first category of “value-added telecommunications business” across 25 cities in China. BJ Yilong holds a VAT License issued by the Beijing Communications Administration on October 19, 2010, which was renewed on May 22, 2014 with a term effective until October 8, 2015. It is permitted to carry out its information service business (limited to mobile network) under the second category of “value-added telecommunications business” in Beijing. SZ DYX holds a Cross-Regional VAT License issued by the MIIT on September 18, 2013 with a term effective until July 29, 2018. It is permitted to carry out (i) its virtual private network services under the first category of “value-added telecommunications business” across China; and (ii) call center and information service business (limited to mobile network) under the second category of “value-added telecommunications business” across China. SC Aipu holds a Cross-Regional VAT License issued by the MIIT on July 31, 2012 with a term effective until August 1, 2016. It is permitted to carry out call center and information service business (limited to mobile network) under the second category of “value-added telecommunications business” across 11 cities in China. In addition, MIIT has also approved SC Aipu to authorize each of its 5 subsidiaries to carry out internet access business under the second category of “value-added telecommunications business” in the city where such subsidiary is located. SH Guotong holds a Cross-Regional VAT License issued by the MIIT on November 15, 2012, which was renewed on January 20, 2015 with a term effective until January 20, 2020. It is permitted to carry out internet access business under the second category of “value-added telecommunications business” across 14 cities in China.

MIIT initiated a periodical pilot scheme for mobile network resale business by issuing the Pilot Work Notice, pursuant to which, the qualified private sector enterprises are encouraged, but not required, to apply to participate in the pilot scheme in mobile network resale business and the pilot scheme only lasts for a short period ending on December 31, 2015. MIIT will, according to the Pilot Work Notice, adjust relevant policies in the future as appropriate based on the result of such pilot scheme. 21Vianet Beijing has voluntarily applied to participate in the pilot scheme and obtained approval on August 18, 2014, with a term expiring on December 31, 2015.

We believe such pilot scheme represents the current administration’s continuous efforts in carrying out the recent policies of the PRC State Council and MIIT regarding encouraging private sectors to further participate in the telecommunication industry. The Pilot Work Notice specifically mentioned that the mobile network resale business, which we believe shares something in common with our managed network services, is a second-category basic telecommunication business rather than a value-added telecommunication business, and this, to some extent, reflects a legislative trend to welcome private enterprises (in comparison to the state-owned enterprise) to participate in basic telecommunication businesses in the soon future. Nevertheless, although we believe this Pilot Work Notice is not a practical change or modification to the current legal framework which our managed network service business might be subject to and it represents a legislative trend to open up the basic telecommunication business market to the private enterprises, new laws, regulations or government interpretations may also be promulgated from time to time to regulate the hosting service and managed network service or any of our related technology or services, which may require us to obtain additional, or expand existing, operating licenses or permits. Any of these factors could result in our disqualification from carrying out our current business, causing significant disruption to our business operations which may materially and adversely affect our business, financial condition and results of operations. We will be closely monitoring the developments of relevant laws and regulations.

Regulations on Foreign Investment in Telecommunications Enterprises

The PRC government imposes limitations on the foreign ownership of PRC companies that engage in telecommunications-related business. Under the Administrative Rules for Foreign Investments in Telecommunications Enterprises issued by the PRC State Council on December 11, 2001 and effective on January 1, 2002, which was further amended on September 10, 2008, a foreign investor is currently prohibited from owning more than 50% of the equity interest in a PRC company that engages in value-added telecommunications business.

The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-Added Telecommunications Business issued by the MIIT on July 13, 2006, among others, requires a foreign investor to set up an FIE and obtain an operating permit in order to carry out any value-added telecommunications business in China. Under this circular, a domestic value-added telecommunications service operator that holds a VAT license is prohibited from leasing, transferring or selling such license to foreign investors, and from providing any assistance in the form of resources, sites or facilities to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business of domestic operators must be owned by such domestic operators or their shareholders. The circular further requires each VAT license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its VAT license. In addition, all value-added telecommunications service operators are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. Due to a lack of interpretations from the regulator, it remains unclear what impact this circular would have on us.

We conduct our businesses in China primarily through contractual arrangements among us, our wholly-owned PRC subsidiaries, our variable interest entities and their shareholders. In the opinion of Beijing DHH Law Firm, our PRC legal counsel, each of the contracts under the contractual arrangements is valid, legally binding and enforceable upon each party of such arrangements under PRC laws and regulations, and will not result in any violation of PRC laws or regulations currently in effect. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities may not in the future take a view that is contrary to the above opinion of our PRC legal counsel. If the PRC government finds that the arrangements that establish the structure for operating our business do not comply with PRC law and regulations restricting foreign investment in the telecommunications business, we could be subject to severe penalties.

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

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

According to Circular 37, PRC residents are required to register with local SAFE branches in connection with their direct establishment or indirect control of an offshore entity for the purposes of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in Circular 37 as a “special purpose vehicle.” The term “control” under Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles or PRC companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. Circular 37 further requires amendment to the registration in the event of any changes with respect to the basic information of the special purpose vehicle, such as changes in a PRC resident individual shareholder, name or operation period; or any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. If the shareholders of the offshore holding company who are PRC residents do not complete their registration with the local SAFE branches, the PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with SAFE registration and amendment requirements described above could result in liability under PRC law for evasion of applicable foreign exchange restrictions. On February 13, 2015, SAFE promulgated the SAFE Notice 13, which will take effect on June 1, 2015. SAFE Notice 13 has delegated to the qualified banks the authority to register all PRC residents’ investment in “special purpose vehicle” pursuant to the Circular 37, except that those PRC residents who have failed to comply with Circular 37 will remain to fall into the jurisdiction of the local SAFE branches and must make their supplementary registration application with the local SAFE branches.

See “Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to the establishment of offshore special purpose vehicles by PRC residents may subject our PRC resident beneficial owners to personal liability and limit our ability to acquire PRC companies, to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise materially and adversely affect us.”

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

On February 15, 2012, the SAFE promulgated SAFE Notice 7, replacing the Application Procedure of Foreign Exchange Administration for PRC Residents Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Company promulgated in March 2007. SAFE Notice 7 is applicable to domestic directors, supervisors, senior management and other employees of an overseas-listed domestic company, PRC subsidiaries or branches of an overseas-listed company and any PRC entities which are directly or indirectly controlled by an overseas-listed company, or Domestic Company, including PRC citizens and foreign citizens who have resided in the PRC for one year or more, or PRC Residents. Under SAFE Notice 7, PRC Residents who participate in a share incentive plan of an overseas publicly listed company are required, through the Domestic Company or a PRC agent, or Domestic Agent, to complete certain procedures and transactional foreign exchange matters under the stock incentive plan upon the examination by, and the approval of, SAFE or its authorized local counterparts; the Domestic Agent is required to register relevant information of the stock incentive plan with the authorized local counterparts of SAFE within three business days of each quarter and is also required to complete foreign exchange cancellation procedures within twenty business days after termination of the stock incentive plan.

On July 16, 2010, our board of directors adopted our 2010 Plan which was subsequently amended on January 14, 2011 and July 6, 2012. On May 29, 2014, we adopted our 2014 Plan on our annual general meeting which was subsequently amended on April 1, 2015 by unanimous written approval of our board of directors. Under the 2010 Plan and 2014 Plan, we may issue employee stock options to our qualified employees and directors on a regular basis. We have advised our employees and directors participating in the 2010 Plan and 2014 Plan to handle foreign exchange matters in accordance with SAFE Notice 7. However, we cannot assure you that our PRC individual beneficiary owners and the stock options holders can successfully register with the SAFE in full compliance with SAFE Notice 7. PRC individuals and PRC companies in violation of SAFE Notice 7 will be punished by the SAFE, according to the Regulation of the People’s Republic of China on Foreign Exchange Administration, Detailed Rules for the Implementation of the Measures for the Administration of Individual Foreign Exchange and other regulations.

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

In addition, the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular No. 142, issued by the SAFE on August 29, 2008, regulates the conversion by FIEs of foreign currency into Renminbi by restricting how the converted Renminbi may be used. SAFE Circular 142 requires that Renminbi converted from the foreign currency-denominated capital of an FIE may only be used for purposes within the business scope approved by the relevant government authority and may not be used to make equity investments in PRC, unless specifically provided otherwise. The SAFE further strengthened its oversight over the flow and use of Renminbi funds converted from the foreign currency-denominated capital of an FIE. The use of such Renminbi may not be changed without approval from the SAFE, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used. Any violation of SAFE Circular 142 may result in severe penalties, including substantial fines. The Notice on the Reform of Administration of Foreign Currency Capital Settlement by Foreign Investment Enterprises in Several Experimental Areas issued by the SAFE on July 4, 2014 lifted certain restrictions on the usage of Renminbi converted from the foreign currency-denominated capital, by allowing FIEs to make equity investments in PRC in certain experimental areas with converted Renminbi after making registration with the local SAFE branch.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts (e.g. pre-establishment expenses account, foreign exchange capital account, guarantee account), the reinvestment of lawful incomes derived by foreign investors in the PRC (e.g. profit, proceeds of equity transfer, capital reduction, liquidation and early repatriation of investment), and purchase and remittance of foreign exchange as a result of capital reduction, liquidation, early repatriation or share transfer in an FIE no longer require SAFE approval, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible before. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

On February 13, 2015, SAFE promulgated the Circular on Further Simplifying and Improving the Policies Concerning Foreign Exchange Control on Direct Investment, or SAFE Circular 13, which will take effect on June 1, 2015. SAFE Circular No. 13 delegates the authority to enforce the foreign exchange registration in connection with the inbound and outbound direct investment under relevant SAFE rules to certain banks and therefore further simplifies the foreign exchange registration procedures for inbound and outbound direct investment.

Regulations on Dividend Distribution

Under applicable PRC laws and regulations, FIEs in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, f in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund statutory reserve funds unless these reserves have reached 50% of the registered capital of the respective enterprises. These reserves are not distributable as cash dividends.

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

The following diagram illustrates our current corporate structure of our principal operating entities:

(1)	Mr. Sheng Chen and Mr. Jun Zhang, our co-founders, hold approximately 70% and 30% of the equity interests in 21Vianet Technology, respectively, and are parties to the contractual agreements through which we conduct our operations in China.
(2)	Mr. Sheng Chen and Mr. Jun Zhang, our co-founders, hold 95% and 5% of the equity interests in aBitCool BJ, respectively, and are parties to the contractual agreements through which we conduct our operations in China.
(3)	Mr. Yang Peng holds 100% of the equity interests in BJ iJoy and is a party to the contractual agreements through which we conduct our operations in China.

Contractual Arrangements with Our Variable Interest Entities and Their Shareholders

PRC laws and regulations currently restrict foreign ownership of telecommunications value-added business. Because we are a Cayman Islands company, we are classified as a foreign enterprise under PRC laws and regulations and our wholly-owned PRC subsidiaries, 21Vianet China, SZ Zhuoaiyi and aBitCool DG, are considered as wholly-owned FIEs. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements among us, our wholly-owned PRC subsidiaries, our variable interest entities and their shareholders. The shareholders of our variable interest entities are founders, directors, executive officers, employees or shareholders of our company. They are also PRC citizens and therefore, our variable interest entities are considered as domestic companies under the PRC laws. For the years ended December 31, 2012, 2013 and 2014, our consolidated affiliated entities contributed substantially all of our total net revenues.

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

Accordingly, under U.S. GAAP, we consolidate 21Vianet Technology, BJ iJoy and aBitCool BJ as our “variable interest entities” in our consolidated financial statements.

Our contractual arrangements with our variable interest entities and their shareholders are described in further detail as follows:

Agreements that Provide Us Effective Control

Share Pledge Agreements. On February 23, 2011, 21Vianet China entered into a share pledge agreement with 21Vianet Technology and each of its shareholders. Pursuant to the share pledge agreement, each of the shareholders pledged his shares in 21Vianet Technology to 21Vianet China in order to secure the shareholders’ payment obligations under the loan agreement. Each shareholder also agreed not to transfer or create any other security or restriction on the shares of 21Vianet Technology without the prior consent of 21Vianet China. 21Vianet China, at its own discretion, is entitled to acquire each shareholder’s equity interests in 21Vianet Technology as permitted by PRC laws. We have registered the pledges of the equity interests in 21Vianet Technology with the local branch of the State Administration for Industry and Commerce.

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

Optional Share Purchase Agreements. The optional share purchase agreement is entered into among 21Vianet China, 21Vianet Technology, 21Vianet Beijing and the shareholders of 21Vianet Technology on December 19, 2006. Pursuant to the agreement, the shareholders irrevocably grant 21Vianet China or its designated persons the sole option to acquire from the shareholders or 21Vianet Technology all or any part of the equity interests in 21Vianet Technology and 21Vianet Beijing when permissible under PRC laws. 21Vianet Technology and 21Vianet Beijing made certain covenants to maintain the value of the equity interests, including but not limited to, engage in the ordinary course of business and refrain from making loans and entering into agreements exceeding the value of RMB200,000 with the exception of transactions made in the ordinary course of business. The term of the agreement is 10 years, expiring on December 18, 2016, which is renewable at the sole discretion of 21Vianet China.

Agreements that Transfer Economic Benefits from our Variable Interest Entity to Us or Absorb Losses

Loan Agreements and Financial Support Letter. 21Vianet China and the shareholders of 21Vianet Technology entered into a loan agreement on January 28, 2011. Pursuant to the agreements, 21Vianet China has provided interest-free loan facilities of RMB7.0 million and RMB3.0 million, respectively, to the shareholders of 21Vianet Technology, Sheng Chen and Jun Zhang, which was used to provide capital to 21Vianet Technology to develop our data center and telecommunications value-added business and related businesses. There is no fixed term for the loan. To repay the loans, the shareholders of 21Vianet Technology are required to transfer their shares in 21Vianet Technology to 21Vianet China or any entity or person designated by 21Vianet China, as permitted under PRC laws. The shareholders of 21Vianet Technology also undertake not to transfer all or part of their equity interests in 21Vianet Technology to any third party, or to create any encumbrance, without the written permission from 21Vianet China. In addition, we will provide unlimited financial support to 21Vianet Technology for its operations and agreed to forego the right to seek repayment in the event 21Vianet Technology is unable to repay such funding.

Exclusive Technical Consulting and Services Agreements. On July 15, 2003, 21Vianet China and 21Vianet Technology entered into an exclusive service agreement, which was superseded by a new exclusive technical consulting and service agreement entered into among 21Vianet China, 21Vianet Technology and 21Vianet Beijing on December 19, 2006. 21Vianet China agreed to provide 21Vianet Technology and 21Vianet Beijing with exclusive technical consulting and services, including internet technology services and management consulting services. 21Vianet Technology and 21Vianet Beijing agreed to pay an hourly rate of RMB1,000 and the rate is subject to adjustment at the sole discretion of 21Vianet China. 21Vianet Technology and 21Vianet Beijing agreed that they will not accept similar or comparable service arrangements that may replace the services provided by 21Vianet China without prior written consent of 21Vianet China. 21Vianet China is entitled to have sole and exclusive ownership of all rights, title and interests to any and all intellectual property rights arising from the provision of services. The term of this agreement is 10 years, expiring on December 18, 2016. This agreement is renewable at the sole discretion of 21Vianet China.

In April 2013, we completed acquisition of 100% equity interests in iJoy. In June 2014, we established aBitCool DG, which controls 100% of the equity interests in aBitCool BJ through contractual arrangements entered into in July 2014. The key terms of the contractual arrangements in relation to BJ iJoy and aBitCool BJ are similar to the contractual arrangements in relation to 21Vianet Technology, pursuant to which iJoy BVI and WiFire Group Inc., or WiFire Group, were considered as the primary beneficiaries of BJ iJoy and aBitCool BJ, respectively.

In the opinion of Beijing DHH Law Firm, our PRC legal counsel, each of the contracts under the contractual arrangements among us, our wholly-owned PRC subsidiaries, our variable interest entities and their shareholders governed by PRC law is valid, legally binding and enforceable to each party of such agreements under PRC laws and regulations, and will not result in any violation of PRC laws or regulations currently in effect.

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities, in particular the MIIT, which regulates providers of telecommunications value-added services and other participants in the PRC telecommunications industry, and the

MOC, will not in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our value-added services in China do not comply with PRC government restrictions on foreign investment in the telecommunications industry, we could be subject to severe penalties including being prohibited from continuing our operations. See “Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the arrangements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in the telecommunications business or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” In addition, these contractual arrangements may not be as effective in providing us with control over our variable interest entities as would direct ownership of our variable interest entities. See “Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with our variable interest entities and their shareholders for our China operations, which may not be as effective as direct ownership in providing operational control.”

D. Property, Plants and Equipment

Our headquarters are located at M5, 1 Jiuxianqiao East Road, Chaoyang District, Beijing, the People’s Republic of China. We lease facilities for our office space in Beijing, Shanghai, Guangzhou, Shenzhen, Xi’an, Hangzhou, Wuhan, Guiyang, Nanning, Chengdu, Suzhou, Hong Kong and Taiwan. Our office leases generally have terms ranging from one to ten years and may be renewed upon expiration of the lease terms. As of December 31, 2014, our offices occupied an aggregate of 36,360 square meters of leased space.

In Beijing, we also lease facilities for our self-built data centers located: (i) in the Chaoyang District, through two lease agreements with BOE Technology Group Co., Ltd., or BOE Technology, and one lease agreement with Beijing Shangjun Property Development Co., Ltd., or Beijing Shangjun, (ii) in the Beijing Economic and Technological Development Zone, through a lease agreement with Beijing Tengfei Boda Real Estate Development Co., Ltd., (iii) in the Daxing District, through a lease agreement with Beijing Xingguang Tuocheng Investment Co., Ltd.; and (iv) in the Chaoyang district, through three lease agreements with China Youth Printing Factory. These leases provide an aggregate of approximately 68,011 square meters of leased space and hosted a total of 8,073 cabinets as of December 31, 2014. The two leases with BOE Technology have a term of five years and eight years, expiring on April 30, 2015 and August 31, 2019, respectively. The two leases may be renewed upon mutually agreed-upon terms before they expire. For the lease expiring on April 30, 2015, we have already negotiated with BOE Technology to extend the term to August 31, 2019. The lease with Beijing Shangjun has a term of 65 months, expiring on August 31, 2019. We do not have a pre-emptive right to renew the lease. The lease with Beijing Tengfei Boda Real Estate Development Co., Ltd. has a term of ten years expiring on August 31, 2021, subject to our pre-emptive right to renew the lease. The lease with Beijing Xingguang Tuocheng Investment Co., Ltd. has a term of twenty years expiring on February 28, 2033, subject to our pre-emptive right to renew the lease. The three leases with China Youth Printing Factory has a term of six years, three years seven months and three days, and three years and five months, respectively, all of which expiring on March 30, 2018, subject to our pre-emptive right to renew the lease.

In Shenzhen, we also lease facilities for our self-built data centers located in the Nanshan District, through two lease agreements with Shenzhen Merchants Property Development Co., Ltd., which provide an aggregate of 2,526 square meters of leased space and hosted a total of 454 cabinets as of December 31, 2014. The leases both have a term of 47 months expiring on September 30, 2015.

In Shanghai, we also lease facilities for our self-built data centers located in the Baoshan District, through a lease agreement with Shanghai Cloud Century Co., Ltd., which provides an aggregate of 10,409 square meters of leases space and hosted a total of 877 cabinets as of December 31, 2014. The lease has a term of 18 years expiring on May 12, 2030.

In Hangzhou, we also lease facilities for our self-built data centers, offices and research centers located in Hangzhou Economic Development Zone, through a lease agreement with Hangzhou Economic and Development Zone Qiantang Real Estate Development Co., Ltd., which provides an aggregate of 11,020 square meters of leased space and hosted a total of 997 cabinets as of December 31, 2014. The lease has a term of 20 years expiring on July 31, 2031, subject to our pre-emptive right to renew the lease.

We have also built our own data centers in our self-owned buildings in Xi’an, Shanghai, Foshan, Suzhou and Ningbo, housing 4,191 cabinets.

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

A. Operating Results

Overview

We are a leading carrier-neutral internet data center services provider in China. We host our customers’ servers and networking equipment and provide interconnectivity to improve the performance, availability and security of their internet infrastructure. We also provide managed network services to enable customers to deliver data across the internet in a faster and more reliable manner through our extensive data transmission network and our proprietary smart routing technology. Furthermore, we provide complementary value-added services, such as CDN services, VPN services and last-time wired broadband services to improve the security, speed and quality of data transmission in China. We started offering public cloud services in 2013 and private cloud and hybrid services in 2014. We believe that the scale of our data center and networking assets as well as our carrier-neutrality position us well to capture opportunities and become a leader in the rapidly emerging market for cloud computing infrastructure services in China.

We have benefited from our premium data centers and extensive interconnected nationwide data transmission network, diversified and loyal customer base and our strong focus on customer satisfaction and technological innovation. Going forward, we expect that we will continue to benefit from the growth of China’s data center services market. However, we also face risks and uncertainties, including those relating to our ability to successfully implement our expansion plan, our integration of newly acquired businesses, our competition with, and dependency on, China Telecom and China Unicom, our ability to attract new customers and retain existing customers and our ability to control costs as a result of being a public company. In particular, we plan to significantly increase the aggregate number of cabinets under our management at both of our new self-built data centers and partnered data centers. We also plan to expand our CDN services as part of our hosting business. If we are not able to successfully implement our expansion plan or our planned expansion does not achieve the desired results, our business and results of operations could be materially and adversely affected.

As part of our business expansion strategy to expand our businesses, we acquired certain businesses that are complementary to our businesses, such as Fastweb, BJ Tianwang and BJ Yilong, iJoy, Aipu Group and Dermot Entities. Therefore, the results of operations of the acquired businesses were consolidated into our results of operations. The contribution from the newly acquired businesses in 2014 to our total net revenues and cost of revenues in 2014 were RMB598.8 million (US$96.5 million) and RMB407.2 million (US$65.6 million), respectively. Such impact accounted for 20.8% and 19.7% of the our total net revenues and cost of revenues in 2014, respectively. The net profit contribution from the acquired businesses in 2014 was RMB55.7 million (US$9.0 million), compared to our total net loss of RMB328.5 million (US$52.9 million) in 2014, which was partially attributable to the increase of the fair value of the contingent purchase consideration for business acquisitions of RMB22.6 million (US$3.6 million), amortization of intangible assets derived from acquisitions of RMB106.9 million (US$17.2 million), higher share based compensation expenses and interest expenses in 2014.

Our net revenues increased from RMB1,524.2 million in 2012, to RMB1,966.7 million in 2013 and to RMB2,876.4 million (US$463.6 million) in 2014, representing a CAGR of 37.4% from 2012 to 2014. The total number of cabinets under our management increased from 11,917 as of December 31, 2012, to 14,041 as of December 31, 2013 and to 21,522 as of December 31, 2014. Our average monthly recurring net revenues increased from RMB125.2 million in 2012, to RMB146.6 million in 2013 and to RMB208.4 million (US$33.6 million) in 2014. We recorded a net profit from continuing operation of RMB57.7 million in 2012, which reflected share-based compensation expenses of RMB67.6 million. We recorded a net loss of RMB47.0 million and RMB328.5 million (US$52.9 million) in 2013 and 2014, respectively, which reflected share-based compensation expenses of RMB67.8 million and RMB233.7 million (US$37.7 million), respectively.

Factors Affecting Our Results of Operations

Our business and results of operations are generally affected by the development of China’s data center services market. We have benefited from the rapid growth of China’s data center services market during the recent years. According to IDC, the total China internet data center services market was US$2.2 billion in 2013, a 28.2% year over year growth rate, and is expected to reach US$7.6 billion in 2018, representing a five-year CAGR of 28.5%. However, any adverse changes in the data center services market in China may harm our business and results of operations.

While our business is influenced by factors affecting the data center services market in China generally, we believe that our results of operations are more directly affected by company-specific factors, including number of cabinets under management and cabinet utilization rate, monthly recurring revenues and churn rate, pricing, growth in complementary markets and optimization of our managed network services and our cost structure.

Number of Cabinets under Management and Cabinet Utilization Rate

Our revenues are directly affected by the number of cabinets under management and the utilization rates of these cabinet spaces. We had 11,917, 14,041 and 21,522 cabinets under management as of December 31 2012, 2013 and 2014, respectively. Our annualized average monthly cabinet utilization rates were 74.4%, 70.8% and 71.9% in 2012, 2013 and 2014, respectively. We calculate the annualized cabinet utilization rate in a year as the average of the four quarterly cabinet utilization rates in that year, and we calculated quarterly cabinet utilization rate by dividing our weighted average billable cabinets by weighted average cabinet capacity in that quarter. Our quarterly and annualized cabinet utilization rates fluctuate due to the continuous changes in both our weighted average billable cabinets and weighted average cabinet capacity. The decrease in annualized cabinet utilization rates from 74.4% in 2012 to 71.9% in 2014 reflected the aggressive cabinet expansion strategy we adopted in the past three years. Our future results of operations and growth prospects will largely depend on our ability to increase the number of cabinets under management while maintaining optimal cabinet utilization rate. With the rapid growth of China’s internet industry, demand for cabinet spaces has increased significantly and we do not always have sufficient self-built capacity to meet such demand. It usually takes twelve to eighteen months to build a data center together with cabinets and equipment installed. To meet our customers’ immediate demand, we may partner with China Telecom, China Unicom or other parties and lease cabinets from them. Due to the time needed to build data centers and the long-term nature of these investments, if we over-estimate the market demand for cabinets, it will lower our cabinet utilization rate and negatively affect our results of operations.

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

We use “monthly recurring revenues” to measure those revenues recognized on a fixed and recurring basis each month. Recurring revenues have comprised more than 85% of our total revenues for each of the months during the past three years. Our average monthly recurring revenues increased from RMB125.2 million in 2012 to RMB146.6 million in 2013 and to RMB208.4 million (US$33.6 million) in 2014.

We use “churn rate” to measure the reduction of monthly revenues as a percentage of total monthly recurring revenues of the previous month that are attributable to the non-renewal or termination of customer contracts. Our average monthly churn rate as measured by monthly recurring revenues was 0.9% and 1.7% in 2012 and 2013. We started to use “hosting churn rate” in 2014 which we believe more accurately reflect our core IDC business and is also more commonly used by our peers in the data center industry in more advanced economies. Our average monthly hosting churn rate, based on our core IDC business, was 0.6% in 2014.

Pricing

Our results of operations also depend on the price level of our services. Due to the quality of our services and our optimized interconnectivity among carriers and networks, we are generally able to command premium pricing for our services. Nonetheless, because we are generally regarded as a premium data center and network service provider, many customers only place their mission critical servers and equipment in our data centers, but not the bulk of their needs. As we try to acquire more business from new and existing customers, expand into new markets, or try to adapt to changing market conditions, we may need to lower our prices or provide other incentives.

Growth in New and Complementary Markets

Our results of operations also depend on the growth of a few new business areas that well complement our core data center service offerings.

•	CDN services. Since the acquisitions of Fastweb in 2012 and iJoy in 2013 respectively, CDN services have contributed to the growths of both of our revenues generated from hosting and related services and the overall consolidated revenues. As the internet infrastructure in China remains under-developed, especially relative to the tremendous growth of internet traffic generated from various internet applications, we expect demand for CDN services, which optimize internet traffic transmission in a cost-effective way, to remain robust. Key growth drivers include signing up new customers, additional services from existing customers and cross selling opportunities with our other business groups.

•	Cloud computing services. Cloud computing services, largely through our partnerships with Microsoft, IBM and others, have contributed to our results of operations in 2014, the growth of which is expected to continue in 2015. While our cloud computing platforms are now supporting a significant number of customers, we believe the cloud computing market in China is still at its early stage. Key factors of growth in this market include signing up services from new customers, improving utilization rates of cloud computing resources with existing customers and introducing well-developed applications to improve cloud computing adoption rate.

•	Enterprise VPN services. As one of the largest enterprise VPN service providers in the Asian Pacific region, following our acquisition of Dermot Entities in August 2014, we expect continued growth in this market to meet customers’ growing demand for enterprise-grade VPN services with secure, dedicated connections. Key growth drivers include adding new customers, adding number of connections with existing customers and revenue synergies with our other business groups.

Optimization of Managed Network Services

Our results of operations also depend on the optimization of our managed network services as we continue to fine-tune our strategies in this business. We started offering managed network services in 2008 and revenues derived from managed network services constituted 43.1%, 36.0% and 31.1% of our total net revenues in 2012, 2013 and 2014, respectively. Our revenues from managed network services have increased from RMB657.3 million in 2012 to RMB707.5 million in 2013 and to RMB895.8 million (US$144.4 million) in 2014. Historically, we have acquired 100% equity interest in the Managed Network Entities, Gehua, BJ Tianwang and BJ Yilong, and 50% of equity interests plus one share in Aipu Group, that are complementary to our managed network services. We believe our managed network services will benefit from the growing market demand for faster data transmission and better interconnection and continue to serve as part of our competitive strengths as a comprehensive internet infrastructure service provider.

We expect that our managed network service business likely will be a relatively more volatile portion of our overall revenue base. As the managed network services market continues to evolve and as we further optimize our growth strategies and allocate resources to more attractive areas with higher growth and return rates, we may become more selective in pursuing future revenue opportunities in the managed network services business. In addition, we have experienced pricing pressure for our managed network services in recent years and we expect that this trend may continue. Therefore, revenues from managed network services could experience decline both in the absolute amount and as a percentage of our consolidated revenues, which could have a negative impact on our overall growth and profitability.

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

The mix of the self-built data centers and partnered data centers also affects our cost structure. Gross margin for cabinets located in our partnered data centers is generally lower than cabinets located in our self-built data centers. This is because telecommunication carriers who lease cabinet spaces to us for our partnered data centers would demand a profit on top of their costs in connection with the leasing of cabinet spaces to us. We plan to continue to lease data centers from such carriers or purchase data center facilities to meet the immediate market demand while building data centers in Beijing, Shanghai, Shenzhen, Hangzhou, Tianjin, Jiangsu, Xi’an and the Greater Guangzhou area. If we cannot effectively manage the market demand and increase the number of cabinets located in self-built data centers relatively to partnered data centers, we may not be able to improve our gross margins.

Key Components of Results of Operations

Net Revenues

The following table sets forth our revenues derived from our hosting and related services and managed network services, both in an absolute amount and as a percentage of total net revenues from our continuing operations, for the periods presented.

	For the Year Ended December 31,
	2012		2013		2014
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Net revenues:
Hosting and related services	866,882	56.9	1,259,260	64.0	1,980,688	319,229	68.9
Managed network services	657,276	43.1	707,457	36.0	895,759	144,370	31.1

Total net revenues	1,524,158	100.0	1,966,717	100.0	2,876,447	463,599	100.0

Hosting and Related Services

Hosting and related services have been our primary sources of revenues. Hosting and related services include managed hosting services, interconnectivity services, CDN services, cloud services, VPN services and other value-added services. Revenues from our hosting and related services were RMB866.9 million, RMB1,259.3 million and RMB1,980.7 million (US$319.2 million) in 2012, 2013 and 2014, respectively, representing 56.9%, 64.0% and 68.9% of our total net revenues in the respective periods.

We generally enter into contracts with our customers with terms ranging from one to three years and most of our customer contracts have an automatic renewal provision. Customers generally pay our service fees on a monthly basis according to the amount of hosting spaces, the bandwidth and other value-added services they used or leased in the previous month.

Managed Network Services

Revenues from our managed network services increased in absolute amounts from RMB657.3 million in 2012, to RMB707.5 million in 2013 and to RMB895.8 million (US$144.4 million) in 2014, as a percentage of total net revenues, revenues from our managed network services decreased from 43.1% in 2012 to 36.0% in 2013 and to 31.1% in 2014.

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

Cost of Revenues

Our cost of revenues primarily consists of telecommunications cost, and other costs. The following table sets forth, for the periods indicated, our cost of revenues, in absolute amounts and as a percentage of our total net revenues:

	For the Year Ended December 31,
	2012		2013		2014
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Cost of revenues:
Telecommunications costs	887,173	58.2	1,107,867	56.3	1,353,469	218,140	47.0
Others	211,304	13.9	341,978	17.4	712,835	114,888	24.8

Total cost of revenues	1,098,477	72.1	1,449,845	73.7	2,066,304	333,028	71.8

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

	For the Year Ended December 31,
	2012		2013		2014
	RMB	% of Net Revenues	RMB	% of Net Revenues	RMB	US$	% of Net Revenues
	(in thousands, except percentages)
Operating expenses:

Sales and marketing expenses(1)	109,871	7.2	154,479	7.9	287,229	46,293	10.0
General and administrative expenses(1)	153,512	10.1	186,907	9.5	493,309	79,507	17.2
Research and development expenses(1)	63,929	4.2	77,831	4.0	121,676	19,611	4.2
Changes in the fair value of contingent purchase consideration payable	17,430	1.1	55,882	2.8	22,629	3,647	0.8

Total Operating Expenses(1)	344,742	22.6	475,099	24.2	924,843	149,058	32.2

(1)	Includes share-based compensation expense as follows:

	2012	2013	2014
	RMB	RMB	RMB	US$
	(in thousands)
Allocation of share-based compensation expenses:
Sales and marketing expenses	10,508	13,405	13,482	2,173
General and administrative expenses	47,749	40,711	208,914	33,671
Research and development expenses	4,858	5,599	4,176	673

Total share-based compensation expenses	63,115	59,715	226,572	36,517

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

Share-Based Compensation Expenses

We recorded share-based compensation expenses in connection with share options and RSUs granted under our 2010 Plan and 2014 Plan. As of the date of this annual report, options to purchase 8,067,824 ordinary shares and 3,575,395 RSUs have been granted to our employees, directors and consultants. We recorded share-based compensation expenses in the amount of RMB226.6 million (US$36.5 million), RMB59.7 million and RMB63.1 million for the year ended December 31, 2014, 2013 and 2012, respectively, in connection with our share-based incentive grants.

Amortization Expenses for Intangible Assets

Although amortization expenses for intangible assets have not been a significant factor affecting our results of operations, such amortization expenses have increased recently. In 2012, 2013 and 2014, our amortization expenses were RMB35.4 million, RMB58.9 million and RMB127.7 million (US$20.6 million), respectively. Primarily due to our acquisition, our intangible assets increased from RMB303.9 million as of December 31, 2012 to RMB336.9 million as of December 31, 2013 and to RMB1,404.5 million (US$226.4 million) as of December 31, 2014.

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

Hong Kong

Our Hong Kong subsidiaries are subject to Hong Kong profits tax at a rate of 16.5% for the three years ended December 31, 2012, 2013 and 2014. We have not made a provision for Hong Kong profits tax in the consolidated financial statements because our Hong Kong subsidiaries had no assessable profits in the years ended December 31, 2012, 2013 and 2014, except for Diyixian.com Limited which was newly acquired in 2014 and has profits since acquisition.

Taiwan

The Taiwan branch of Diyixian.com Limited is incorporated in Taiwan and is subject to Taiwan profits tax rate of 17% for the year ended December 31, 2014.

PRC

Enterprise Income Tax. Our PRC subsidiaries, VIEs and are subject to PRC EIT on their taxable income in accordance with the relevant PRC income tax laws.

Effective January 1, 2008, the statutory corporate income tax rate is 25%, except for certain entities eligible for preferential tax rates.

21Vianet Beijing was qualified for an HNTE since 2008 and is eligible for a 15% preferential tax rate. In October 2014, 21Viaent Beijing obtained a new certificate, which will expire on December 31, 2016. In accordance with the PRC Income Tax Laws, an enterprise awarded with the HNTE status may enjoy a reduced EIT rate of 15%. For the years ended December 31, 2012, 2013 and 2014, 21Vianet Beijing applied a preferential tax rate of 15%.

In April 2011, 21Vianet Xi’an was qualified for a preferential tax rate of 15%. The preferential tax rate is awarded to companies that have operations in certain industries and meet the criteria set forth in the Preferential Tax Policies for Development of the Western Regions. Such qualification for preferential tax rate needs to be assessed on an annual basis.

In July 2012, Gehua was qualified as an HNTE and became eligible for a 15% preferential tax rate effective from 2012 to 2014, and for an additional three years thereafter if it is able to meet the technical and administrative requirements for HNTE in those three years.

In June 2009, BJ Fastweb was qualified as an HNTE and became eligible for a 15% preferential tax rate effective from 2009 to 2011, and thereafter for an additional three years if it is able to meet the HNTE technical and administrative requirements in those three years. After BJ Fastweb’s HNTE certificate expired as of December 31, 2011, a renewed certificate was issued to BJ Fastweb in May 2012, which has expired on December 31, 2014. BJ Fastweb is in the process of renewing the HNTE certificate and it is still eligible for a 15% preferential tax rate as long as the renewed certificate is issued before December 31, 2015.

In 2013, BJ iJoy was qualified as a software enterprise which allows it to utilize a two-year 100% exemption for 2013 and 2014 followed by a three-year half-reduced EIT rate effective for the years from 2015 to 2017. For the year ended December 31, 2013 and 2014, BJ iJoy enjoyed 100% tax exemption for its taxable income in 2013 and 2014.

In 2010, GD Tianying was qualified as an HNTE and is eligible for a 15% preferential tax rate effective from 2010 to 2012, and thereafter for an addition 3 years if it is able to meet the HNTE technical and administrative requirements in those 3 years. GD Tianying’s HNTE certificate expired as of December 31, 2012 and GD Tianying obtained a renewed certificate in October 2013, which will expire on December 31, 2015. For the year ended December 31, 2014, GD Tianying applied a preferential tax rate of 15%.

In 2000 and 2012, SC Aipu and Yunnan Aipu were qualified for a preferential tax rate of 15%. The preferential tax rate is awarded for companies that have operations in certain industries and meet the criteria of the Preferential Tax Policies for Development of the Western Regions. The qualification will need to be assessed on an annual basis.

Our other PRC subsidiaries were subject to an EIT rate of 25% for the years ended December 31, 2012, 2013 and 2014.

Under the New EIT Law, dividends paid by PRC enterprises out of profits earned after 2007 to non-PRC tax resident enterprises are subject to PRC withholding tax of 10%. A lower withholding tax rate may be applied based on applicable tax treaty with certain countries or districts.

The New EIT Law also provides that enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC are considered PRC tax resident enterprises and subject to PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. As of December 31, 2014, no detailed interpretation or guidance has been issued to define “place of effective management”. Furthermore, as of December 31, 2014, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. If we are deemed as a PRC tax resident, we would be subject to PRC tax under the New EIT Law. We will continue to monitor changes in the interpretation or guidance of this law.

PRC Business Tax and VAT. In November 2011, the Ministry of Finance and the State Administration of Taxation jointly issued two circulars setting out the details of the pilot value-added tax (“VAT”) reform program, which changed the charge of sales tax from business tax to VAT for certain pilot industries. The pilot VAT reform program initially applied only to the pilot industries in Shanghai, and was expanded to eight additional regions, including, among others, Beijing and Guangdong province, in 2012. In August 2013, the program was further expanded nationwide.

Effective in September 2012, all services provided by 21Vianet China and certain services provided by 21 Vianet Technology and 21 Vianet Beijing were subject to a VAT of 6%. Effective in June 2014, all telecommunication services provided in Mainland China were subject to a VAT of 6%.

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

Revenue Recognition

We provide hosting and related services including hosting of customers’ servers and networking equipment, connecting customers’ servers with internet backbones, content delivery network services optimizing speed and security of data transmission, virtual private network services providing encrypted secured connection to public internet and other value-added services.

We also provide managed network services to enable our customers to deliver data across the internet in a faster and more reliable manner through extensive data transmission network and BroadEx smart routing technology, and to get the last-mile broadband internet connection services in large metro areas in China.

Consistent with the criteria under ASC topic 605 (“ASC 605”), Revenue Recognition, we recognize revenue from sales of these services when there is a signed sales agreement with fixed or determinable fees, services have been provided to the customer and collection of the resulting customer’s receivable is reasonably assured.

Our services are provided under the terms of a master service agreement, which will typically accompany a one-year term renewal option with the same terms and conditions. Customers can choose at the outset of the arrangement to either use our services through a monthly fixed fee arrangement or choose a plan based on actual bandwidth or traffic volume used during the month at fixed pre-set rates. We recognize and bill for revenue for excess usage, if any, in the month of its occurrence to the extent a customer’s usage of the services exceeds their pre-set monthly fixed bandwidth usage and fee arrangements. The rates as specified in the master service agreements are fixed for the duration of the contract term and are not subject to adjustment.

We may charge our customers an initial set-up fee prior to the commencement of their services. We record these initial set-up fees as deferred revenue and recognizes revenue ratably over the period of the customer service agreement. Generally, all our customers’ service agreements will require some amount of initial set-up along with the selected service subscription.

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

We provide last-mile wired broadband Internet access services, sometimes bundled with broadband related products, to individual and corporate customers at agreed prices. We allocate the contract price based on the relative selling price method with the selling price of each deliverable determined using VSOE of selling price, third-party evidence (“TPE”) of selling price, or management’s best estimate of the selling price (“BESP”). We consider all reasonably available information in determining the BESP, including both market and entity-specific factors. Revenues are recognized for each deliverable when all four criteria under ASC605-10 are met.

We evaluate whether it is appropriate to record the gross amount of service sales and related costs or the net amount earned as commissions. Generally, when we are primarily obligated in a transaction, have latitude in establishing prices and / or selecting suppliers, or have several but not all of these indicators, revenue is recorded at the gross sale price. We generally record the net amounts as commissions earned if we are not primarily obligated and do not have latitude in establishing prices. Such amounts earned are determined using a fixed percentage of the gross sales price.

Cash received in advance from customers that are expected to be recognized as revenue upon completion of performance obligations is recorded as deferred revenue when there is no general right of refund; otherwise, it is recorded as advances from customers.

Business tax on revenues earned from provision of services to customers is recorded as a deduction from gross revenue to derive net revenue in the same period in which the related revenue is recognized. Most of our PRC subsidiaries and Consolidated VIEs are subject to a business tax rate of 3% or 5%. The business tax expenses and other surcharges for the years ended December 31, 2012, 2013 and 2014 amounted to RMB56.1 million, RMB59.6 million and RMB25.2 million (US$4.1 million), respectively. Effective in September 2012, a value-added tax, or VAT, of 6%, replaced the original business tax in Beijing as a result of the PRC government’s pilot VAT reform program, which applies to all services provided by 21Vianet China and certain services provided by 21Vianet Technology and 21Vianet Beijing. Effective since June 2014, VAT of 6% replaced the original business tax for all telecommunication services provided in Mainland China.

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

The carrying amounts of long-term bank and other borrowings approximate their fair values since they bear interest rates which approximate market interest rates. The contingent considerations in both cash and shares and share-settled bonuses are initially measured at fair value on the acquisition dates of the acquired businesses and the date of grant, respectively, and subsequently remeasured at the end of each reporting period with an adjustment for fair value recorded to the current period expense. The mandatorily redeemable noncontrolling interest is initially recognized at its issuance value. We recognize changes in the redemption value based on the higher of its redemption value at the end of each reporting period and the original issuance value as interest expense. We, with the assistance of an independent third party valuation firm, determined the estimated fair value of the contingent consideration in both cash and shares and mandatorily redeemable controlling interests that are recognized in the consolidated financial statements. Based on the quoted market price as of December 31, 2014, the fair value of the bonds payable was RMB2,211.3 million (US$356.4 million).

Consolidation of Variable Interest Entities

PRC laws and regulations currently restrict foreign ownership of PRC companies that engage in value-added telecommunications services, including content and application delivery services. To comply with the foreign ownership restriction, we conduct our businesses in the PRC through our variable interest entities using contractual arrangements entered into by us, 21Vianet China, 21Vianet Technology and its respective shareholders. See “—C. Organizational Structure”. 21Vianet Beijing, subsidiary of 21Vianet Technology, holds a Cross-Regional VAT licenses to carry out the data center services across nine cities in China. We exercise effective control over 21Vianet Technology through a series of contractual arrangements, including: (i) an irrevocable power of attorney, under which each shareholder of 21Vianet Technology appointed 21Vianet China or a person designated by 21Vianet China as his/her attorney-in-fact to attend shareholders’ meeting of 21Vianet Technology and exercise all the shareholder’s voting rights, such power of attorney has been subsequently assigned to 21Vianet Group; (ii) a loan agreement and a financial support letter pursuant to which we agree to give unlimited financial support to 21Vianet Technology; and (iii) an exclusive technical consulting and services agreement, where we receive substantially all of the economic benefits of 21Vianet Technology in consideration for the services provided by 21Vianet China and we are considered the primary beneficiary of 21Vianet Technology. Accordingly, 21Vianet Technology is our variable interest entity under U.S. GAAP and we consolidate its result in our consolidated financial statements. Similar contractual arrangements had been entered into (i) amongst iJoy BVI, SZ Zhuoaiyi, BJ iJoy and its shareholder; and (ii) amongst WiFire Group, aBitCool DG, aBitCool BJ and its shareholders; and similar conclusion has been reached respect to the variable interest entity structure with iJoy BVI and WiFire Group as the primary beneficiaries of BJ iJoy and aBitCool BJ, respectively. We have confirmed with Beijing DHH Law Firm, our PRC legal counsel, on the compliance and validity of each of the contractual agreements under PRC laws and regulations. However, any change in PRC laws and regulations may affect our ability to effectively control the variable interest entities and preclude us from consolidating the variable interest entities in the future.

Business Combinations

We acquired the Managed Network Entities, Gehua, 21Vianet Xi’an, Fastweb, BJ Tianwang, BJ Yilong, iJoy, Aipu Group and Dermot Entities in September 2010, October 2011, July 2012, September 2012, February 2013, February 2013, April 2013, May 2014 and August 2014 respectively, as well as other individually insignificant businesses during 2014. We accounted for these acquisitions pursuant to ASC topic 805, Business Combinations (“ASC 805”). ASC 805 requires us to recognize separately from goodwill the assets acquired and the liabilities assumed at their acquisition date fair values. Goodwill as of the acquisition date is measured as the excess of the acquisition date fair value of consideration transferred and the contingent considerations plus the acquisition date fair value of the noncontrolling interests, if any, over the net of the acquisition date fair values of the assets acquired and the liabilities assumed. In cases where we acquire less than 100% ownership interest, we will derive the fair value of the acquired business as a whole, which will typically include a control premium and subtract the consideration transferred by us for the controlling interest to identify the fair value of the noncontrolling interest. The share purchase agreements entered into may contain contingent consideration provisions obligating us to pay additional purchase consideration, upon the acquired business’s achievement of certain agreed upon operating performance based milestones. Under ASC 805, these contingent consideration arrangements are required to be recognized and measured at fair value at the acquisition date as either a liability or as an equity instrument, with liability instruments being required to be remeasured at each reporting period through the results of our operations until such time as to when the contingency is resolved.

In connection with our acquisitions, we determine the estimated fair value of acquired identifiable intangible and tangible assets as well as assumed liabilities with the assistance of independent third party valuation firms. We derive estimates of the fair value of assets acquired and liabilities assumed using reasonable assumptions based on historical experiences and on the information obtained from management of the acquired companies. Critical estimates in valuing certain of the acquired intangible assets required us to but were not limited to the following: deriving estimates of future expected cash flows from the acquired business, the determination of an appropriate discount rate, deriving assumptions regarding the period of time that the acquired vendor contracts and customer relationship arrangements would continue and the initial measurement and recognition of any contingent consideration arrangements and the evaluation of whether contingent consideration arrangement is in substance compensation for future services. Unanticipated events may occur which may affect the accuracy or validity of such assumptions or estimates.

In case where we acquired the remaining interest in a subsidiary once we have obtained control, such transaction is accounted for as an equity transaction where the difference between the fair value of the purchase consideration and the carrying amount of the non-controlling interests is recorded in additional paid-in capital.

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

The securities that we have positive intent and ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost. For individual securities classified as held-to-maturity securities, we evaluate whether a decline in fair value below the amortized cost basis is other-than-temporary in accordance with our policy and ASC 320. When we intend to sell an impaired debt security or it is more-likely-than-not that it will be required to sell prior to recovery of its amortized cost basis, an other-than-temporary impairment is deemed to have occurred. In these instances, the other-than-temporary impairment loss is recognized in earnings equal to the entire excess of the debt security’s amortized cost basis over its fair value at the balance sheet date of the reporting period for which the assessment is made. When we do not intend to sell an impaired debt security and it is more-likely-than-not that it will not be required to sell prior to recovery of its amortized cost basis, we must determine whether or not it will recover its amortized cost basis. If we conclude that it will not, an other-than-temporary impairment exists and that portion of the credit loss is recognized in earnings, while the portion of loss related to all other factors is recognized in other comprehensive income (loss).

The securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Unrealized holding gains and losses for trading securities are included in earnings.

Investments not classified as trading or as held-to-maturity are classified as available-for-sale securities. Available-for-sale investment is reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income (loss). Realized gains or losses are included in earnings during the period in which the gain or loss is realized. An impairment loss on the available-for-sale securities would be recognized in earnings when the decline in value is determined to be other-than-temporary. No impairment loss had been recorded during each of the three years ended December 31, 2014.

Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. Our goodwill as of December 31, 2013 and 2014 were mainly related to our acquisitions of the Managed Network Entities, Fastweb, iJoy, Aipu Group (2014) and Dermot Entities (2014). In accordance with ASC 350, Goodwill and Other Intangible Assets, recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present. We have adopted Accounting Standards Update No. 2011-08 (“ASU 2011-08”), Intangibles — Goodwill and Others, pursuant to which we can elect to perform a qualitative assessment to determine whether the two-step impairment testing on goodwill is necessary.

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

In accordance with ASC 350, we assigned and assessed goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. We have determined it has one reporting unit, which is also its only operating segment. Goodwill that has arisen as a result of the acquisitions of subsidiaries was assigned to this reporting unit.

In 2014, we have elected to assess goodwill for impairment using the two-step process. As of October 1, 2014, we completed our annual impairment test for goodwill that has arisen out of our acquisitions. We determined the fair value of the reporting unit using the income approach based on the discounted expected cash flows associated with the reporting unit. The discounted cash flows for the reporting unit were based on six year projections. Cash flow projections were based on past experience, actual operating results and management best estimates about future developments as well as certain market assumptions. Cash flows after six years were estimated using a terminal value calculation, which considered terminal value growth at 3%, considering the long term revenue growth for entities in a similar industry in the PRC. The discount rate of approximately 13% was derived and used in the valuations which reflect the market assessment of the risks specific to us and our industry and is based on its weighted average cost of capital. The resulting fair value of the reporting unit was higher than its carrying value, and as such, we were not required to complete the second step; therefore, no impairment losses were recognized in 2014. Similarly, pursuant to the same goodwill impairment tests in 2012 and 2013, no impairment losses were recognized.

Impairment of long-lived assets

We evaluate our long-lived assets or asset group, including intangible assets with finite lives, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset or a group of long-lived assets may not be recoverable. When these events occur, we evaluate for impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available for the long-lived assets. No impairment charge was recognized for each of the three years ended December 31, 2014.

Leases

Leases are classified at the inception date as either a capital lease or an operating lease. We did not enter into any leases whereby we are the lessor for any of the periods presented. As the lessee, a lease is a capital lease if any of the following conditions exists: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life, or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. We entered into capital leases for certain fiber optic cables, network equipment and property in the years ended December 31, 2012, 2013 and 2014.

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

Income Taxes

We account for income taxes using the liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. We record a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

We apply ASC 740, Accounting for Income Taxes, to account for uncertainty in income taxes. ASC 740 prescribes a recognition threshold a tax position is required to meet before being recognized in the financial statements.

We have elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of “income tax” in the consolidated statements of operations.

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

We have elected to recognize compensation expense using the straight-line method for share-based awards granted with service conditions that have a graded vesting schedule. For share-based awards granted with performance conditions, we recognize compensation expense using the accelerated method. We commence recognition of the related compensation expense if it is probable that the defined performance condition will be met. To the extent that we determine that it is probable that a different number of share-based awards will vest depending on the outcome of the performance condition, the cumulative effect of the change in estimate is recognized in the period of change.

For the performance bonuses that the employees can elect to settle in cash and/or our restricted shares (at an agreed premium), we estimate the portion of the arrangement to be settled in equity based on our past settlement practices and classify such portion as a liability in accordance with ASC718.

ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. The forfeiture rate is estimated based on historical and future expectations of employee turnover rates and are adjusted to reflect future changes in facts and circumstances, if any.

Share-based compensation expense is recorded net of estimated forfeitures such that expense is recorded only for those share-based awards that are expected to vest. To the extent we revise this estimate in the future, the share-based payments could be materially impacted in the period of revision, as well as in following periods. During the years ended December 31, 2012 and 2013, we estimated that the forfeiture rate for both our management and non-management employees was zero. For the year ended 2014, we estimated that the forfeiture rate for both our management and non-management employees was 1.66%.

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. ASU 2014-09 outlines a comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 also requires significantly expanded disclosures about revenue recognition. For public entities, ASU 2014-09 is effective for annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2016. Early adoption is not permitted. The Company is currently evaluating the impact of the adoption of ASU 2014-09 on the Group’s consolidated financial statements.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40), Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. The guidance requires an entity to evaluate whether there are conditions or events, in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued and to provide related footnote disclosures in certain circumstances. The guidance is effective for the annual period ending after December 15, 2016, and for annual and interim periods thereafter. Early application is permitted. The Company has not yet adopted ASU 2014-15 and is currently in the process of evaluating the impact of the adoption of the update on the consolidated financial statements.

Inflation

In the last 3 years, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2012, 2013 and 2014 were 2.6%, 2.6% and 2.0%, respectively. The year-over-year percent changes in the consumer price index for January 2013, 2014 and 2015 were increases of 2.0%, 2.5% and 0.8%, respectively. Although we have not been materially affected by inflation in the past, we cannot assure you that we will not be affected in the future by higher rates of inflation in China.

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

	For the Year Ended December 31,
	2012		2013		2014
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Consolidated Statements of Operations Data:
Net revenues	1,524,158	100.0	1,966,717	100.0	2,876,447	463,599	100.0
Hosting and related services	866,882	56.9	1,259,260	64.0	1,980,688	319,229	68.9
Managed network services	657,276	43.1	707,457	36.0	895,759	144,370	31.1
Cost of revenues(1)	(1,098,477)	(72.1)	(1,449,845)	(73.7)	(2,066,304)	(333,028)	(71.8)

Gross profit	425,681	27.9	516,872	26.3	810,143	130,571	28.2
Operating expenses:
Sales and marketing expenses(1)	(109,871)	(7.2)	(154,479)	(7.9)	(287,229)	(46,293)	(10.0)
General and administrative expenses(1)	(153,512)	(10.1)	(186,907)	(9.5)	(493,309)	(79,507)	(17.1)
Research and development expenses(1)	(63,929)	(4.2)	(77,831)	(4.0)	(121,676)	(19,611)	(4.2)
Changes in the fair value of contingent purchase consideration payable	(17,430)	(1.1)	(55,882)	(2.8)	(22,629)	(3,647)	(0.8)

Operating profit	80,939	5.3	41,773	2.1	(114,700)	(18,487)	(4.0)
Interest income	16,301	1.1	48,503	2.5	67,904	10,944	2.4
Interest expense	(11,376)	(0.7)	(136,775)	(7.0)	(232,020)	(37,395)	(8.1)
Loss on debt extinguishment	—	—	—	—	(41,581)	(6,702)	(1.4)
Other income	11,616	0.8	6,232	0.3	26,560	4,281	0.9
Other expense	(2,167)	(0.1)	(2,112)	(0.1)	(1,040)	(168)	(0.0)
Loss from equity method investment	(1,101)	(0.0)	(1,372)	(0.1)	(671)	(108)	(0.0)
Foreign exchange gain (loss)	(397)	(0.0)	7,072	0.4	(16,256)	(2,620)	(0.6)

Profit/(loss) before income taxes	93,815	6.2	(36,679)	(1.9)	(311,804)	(50,255)	(10.8)
Income tax expense	(36,159)	(2.4)	(10,324)	(0.5)	(16,673)	(2,687)	(0.6)

Consolidated net income (loss)	57,656	3.8	(47,003)	(2.4)	(328,477)	(52,942)	(11.4)
Net income attributable to non-controlling interest	(1,332)	(0.1)	(1,223)	(0.1)	(20,003)	(3,224)	(0.7)

Net income (loss) attributable to the Company’s ordinary shareholders	56,324	3.7	(48,226)	(2.5)	(348,480)	(56,166)	(12.1)

	For the Year Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
	(in thousands)
Non-GAAP Financial Data:(2)
Adjusted gross profit	457,381	568,670	924,228	148,958
Adjusted net profit	167,287	120,466	79,374	12,792
Adjusted EBITDA	294,165	365,613	558,938	90,083

(1)	Includes share-based compensation expense as follows:

	2012	2013	2014
	RMB	RMB	RMB	US$
	(in thousands)
Allocation of share-based compensation expenses:
Cost of revenues	4,517	8,054	7,163	1,154
Sales and marketing expenses	10,508	13,405	13,482	2,173
General and administrative expenses	47,749	40,711	208,914	33,671
Research and development expenses	4,858	5,599	4,176	673

Total share-based compensation expenses	67,632	67,769	233,735	37,671

(2)	For discussions and reconciliations of these non-GAAP measures to net loss, see “Item 3. Key Information—A. Selected Financial Data—Discussion of Non-GAAP Financial Measures”

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Net Revenues

Our net revenues increased by 46.3% from RMB1,966.7 million in 2013 to RMB2,876.4 million (US$463.6 million) in 2014. This increase was primarily due to the growth of both our hosting and related service business and our managed network services business. The average monthly recurring revenues increased by 42.2% to RMB208.4 million (US$33.6 million) in 2014 from RMB146.6 million in 2013. In addition to organic revenue growth, the contribution from our newly acquired businesses to our total net revenues was RMB598.8 million in 2014, which accounted for 20.8% of total net revenues, compared to RMB145.8 million in 2013, which accounted for 7.4% of total net revenues.

Revenues from our hosting and related services amounted to RMB1,980.7 million (US$319.2 million) in 2014, increasing by 57.3% from RMB1,259.3 million in 2013. The increase in revenues from our hosting and related services was primarily a combined result of (i) the increase in the total number of cabinets under our management in both our self-built and partnered data centers, which was attributable to growing customer demand, and (ii) increase of annualized average monthly cabinet utilization rate. The number of cabinets under our management increased from 14,041 as of December 31, 2013 to 21,522 as of December 31, 2014, while our pricing points remained relatively stable. The increase of our hosting and related services revenues in this period was also a result of the significant growth in sales to existing customers, mainly driven by an increased demand for our hosting and related services (including our CDN and cloud businesses) and contributions from acquisitions, partially offset by the transition to a VAT system.

Revenues from our managed network services amounted to RMB895.8 million (US$144.4 million) in 2014, increasing by 26.6% from RMB707.5 million in 2013. As a percentage of net revenues, revenues from our managed network services decreased from 36.0% in 2013 to 31.1% in 2014. The increase in revenues from managed network services was driven by the contributions from acquisitions, which was partially offset by the network grooming initiative and the transition to a VAT system. The decrease in percentage was due to the significant increase of the total net revenues.

Cost of Revenues

Our cost of revenues increased by 42.5% from RMB1,449.8 million in 2013 to RMB2,066.3 million (US$333.0 million) in 2014. Our telecommunication costs increased by 22.2% from RMB1,107.9 million in 2013 to RMB1,353.5 million (US$218.1 million) in 2014. The increase in our cost of revenues was primarily due to the increase in our telecommunication costs. Additionally, amortization expense of intangible assets derived from acquisitions recorded within cost of revenue were RMB106.9 million (US$17.2 million) in 2014, compared to RMB43.7 million in 2013. The contribution from our newly acquired businesses to our cost of revenues in 2014 were RMB407.2 million (US$65.6 million), which accounted for 19.7% of total cost of revenues, compared to RMB89.0 million in 2013, which accounted for 6.1% of total cost of revenues.

We expect that our cost of revenues will increase as our business expands, both organically and as a result of acquisitions. Additionally, we anticipate recording significant expenses related to the amortization of the intangible assets related to the acquisition of the intangible assets of our subsidiaries as these intangible assets are amortized over their remaining useful lives.

Gross Profit

Our gross profit increased by 56.7% from RMB516.9 million in 2013 to RMB810.1 million (US$130.6 million) in 2014. As a percentage of net revenues, our gross profit increased from 26.3% in 2013 to 28.2% in 2014. The increase in gross margin was primarily due to continued revenue mix shift towards a higher percentage of self-built data centers, which carry slightly higher gross margins relative to partnered data centers, an increase in utilization rate of newly deployed self-built data centers and revenue contributions from acquisitions and cloud services which carry higher gross margin.

Operating Expenses

Our operating expenses increased by 94.7% from RMB475.1 million in 2013 to RMB924.8 million (US$149.1 million) in 2014. Our operating expenses as a percentage of net revenues increased from 24.2% in 2013 to 32.2% in 2014. The increase of our operating expenses was primarily due to an increase in share-based compensation expenses, including RMB117.2 million (US$18.9 million) for the fully vested ADSs issued to Galaxy ENet, and an increase in the headcount of our operating staff and acquisition with higher operating expenses.

Sales and Marketing Expenses. Our sales and marketing expenses increased by 85.9% from RMB154.5 million in 2013 to RMB287.2 million (US$46.3 million) in 2014, primarily due to expansion of our sales and service support team and acquisition with higher operating expenses. As a percentage of net revenues, our sales and marketing expenses increased from 7.9% in 2013 to 10.0% in 2014.

General and Administrative Expenses. Our general and administrative expenses increased significantly by 163.9% from RMB186.9 million in 2013 to RMB493.3 million (US$79.5 million) in 2014, primarily due to the increase in share-based compensation expenses, an increase in headcount, office rentals and other expansion related expenses and acquisitions with higher operating expenses. As a percentage of net revenues, our general and administrative expenses increased from 9.5% in 2013 to 17.1% in 2014.

Research and Development Expenses. Our research and development expenses increased by 56.3% from RMB77.8 million in 2013 to RMB121.7 million (US$19.6 million) in 2014. The increase reflected our efforts to further strengthen our research and development capabilities and expand and improve our CDN and cloud computing service offerings. As a percentage of net revenues, our research and development expenses increased from 4.0% in 2013 to 4.2% in 2014.

Changes in the Fair Value of Contingent Purchase Consideration Payable. We recorded an increase in the fair value of contingent purchase consideration payable in the amount of RMB22.6 million (US$3.6 million) in 2014 in connection with our acquisitions, which was primarily due to an increase in the fair value of estimated contingent cash and share considerations during this period.

Interest Income

Our interest income increased from RMB48.5 million in 2013 to RMB67.9 million (US$10.9 million) in 2014, primarily due to an increase in interest income generated from short-term investments.

Interest Expense

Our interest expense increased from RMB136.8 million in 2013 to RMB232.0 million (US$37.4 million) in 2014, primarily due to the issuance of the 2017 Bonds in June 2014 with a principal amount of RMB2 billion at an interest rate of 6.875% per annum.

Other Income

Our other income increased substantially from RMB6.2 million in 2013 to RMB26.6 million (US$4.3 million) in 2014. Other income in 2013 was primarily attributable to the VAT refund enjoyed by BJ iJoy. Other income in 2014 was primarily attributable to the debt restructuring gain received by Aipu and the value-added tax refund enjoyed by BJ iJoy.

Other Expenses

Our other expenses decreased from RMB2.1 million in 2013 to RMB1.0 million (US$168,000) in 2014. Other expenses in both periods were primarily due to the loss attributable to the disposal of certain of our equipment, such as servers and entry securities systems.

Loss on Debt Extinguishment

We incurred loss on debt extinguishment in the amount of RMB41.6 million (US$6.7 million) in 2014 due to the repurchase of 73.57% of the 2016 Bonds with the total consideration of RMB776.2 million (US$125.1 million) including payment of accrued interests of RMB15.6 million (US$2.5 million).

Foreign Exchange Gain (loss)

We had a foreign exchange loss of RMB16.3 million (US$2.6 million) in 2014, compared to a foreign exchange gain of RMB7.1 million in 2013, primarily due to the depreciation of U.S. dollar relative to Renminbi in the second half of 2014 for the Renminbi denominated bonds.

Income Tax Expense

Our income tax expense increased from RMB10.3 million in 2013 to RMB16.7 million (US$2.7 million) in 2014 with the effective tax rates negative 5.3%. This is primarily due to:

•	the increase of taxable income for our PRC subsidiaries and consolidated affiliated entities from RMB128.4 million in 2013 to RMB173.7 million (US$28.0 million) in 2014.

•	the effect of tax holidays and preferential tax rates of RMB26.4 million (US$4.2 million) enjoyed by certain of our PRC subsidiaries and consolidated affiliated entities. In 2013, BJ iJoy was qualified as a software enterprise which allows it to utilize a two-year 100% tax exemption followed by a three-year 50% reduced EIT rate from 2013 to 2017. Gehua, Fastweb, 21Vianet Beijing and GD Tianying are qualified as HNTEs and enjoy a preferential income tax rate of 15%. 21Vianet Xi’an, SC Aipu and Yunnan Aipu are qualified as for a preferential tax rate of 15%, which was awarded to companies that have operations in certain industries and meet the criteria of the Preferential Tax Policies for Development of the Western Regions.

•	offset by (i) the increase of the pre-tax losses of our offshore entities with zero tax rate as a result of the increase in the fair value of the contingent purchase consideration for historical business acquisitions and interest expenses of the 2016 Bonds and 2017 Bonds issued in 2013 and 2014 respectively; and (ii) the increase of share-based compensation expenses from RMB67.8 million in 2013 to RMB233.7 million (US$37.7 million) in 2014.

Consolidated Net Income (Loss)

As a result of the above, we recorded a net loss of RMB328.5 million (US$52.9 million) in 2014, as compared to a net loss of RMB47.0 million in 2013.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Net Revenues

Our net revenues increased by 29.0% from RMB1,524.2 million in 2012 to RMB1,966.7 million in 2013. This increase was due to the growth of both our hosting and related service business and our managed network services business. The average monthly recurring revenues increased by 17.1% to RMB146.6 million in 2013 from RMB125.2 million in 2012. In addition to organic revenue growth, the contribution from our newly acquired businesses to our total net revenues was RMB145.8 million in 2013, which accounted for 7.4% of total net revenues, compared to RMB34.0 million in 2012, which accounted for 2.2% of total net revenues.

Revenues from our hosting and related services amounted to RMB1,259.3 million in 2013, increasing by 45.3% from RMB866.9 million in 2012. The increase in revenues from our hosting and related services was primarily a result of the increase in the total number of cabinets under our management in both our self-built and partnered data centers, which was attributable to growing customer demand. The number of cabinets under our management increased from 11,917 as of December 31, 2012 to 14,041 as of December 31, 2013, while our pricing points remained relatively stable. The increase of our hosting and related services revenues in this period was also a result of the significant growth in sales to existing customers, mainly driven by an increased demand for our hosting and related services.

Revenues from our managed network services amounted to RMB707.5 million in 2013, increasing by 7.6% from RMB657.3 million in 2012. As a percentage of net revenues, revenues from our managed network services decreased from 43.1% in 2012 to 36.0% in 2013. The increase in revenues from managed network services was driven by an increase in network capacity demand for data transmission services while the decrease in percentage was due to the significant increase of the total net revenues.

Cost of Revenues

Our cost of revenues increased by 32.0% from RMB1,098.5 million in 2012 to RMB1,449.8 million in 2013. Our telecommunication costs increased by 24.9% from RMB887.2 million in 2012 to RMB1,107.9 million in 2013. The increase in our cost of revenues was primarily due to a general overall increase in our telecommunication costs. Additionally, amortization expense of intangible assets derived from acquisitions recorded within cost of revenue were RMB43.7 million in 2013, compared to RMB27.2 million in 2012. The contribution from our newly acquired businesses to our cost of revenues in 2013 were RMB89.0 million, which accounted for 6.1% of total cost of revenues, compared to RMB26.3 million in 2012, which accounted for 2.4% of total cost of revenues.

We expect that our cost of revenues will increase as our business expands, both organically and as a result of acquisitions. Additionally, we anticipate recording significant expenses related to the amortization of the intangible assets related to our acquisition of the intangible assets as these intangible assets are amortized over their remaining useful lives.

Gross Profit

Our gross profit increased by 21.4% from RMB425.7 million in 2012 to RMB516.9 million in 2013. However, as a percentage of net revenues, our gross profit decreased from 27.9% in 2012 to 26.3% in 2013. The increase in the absolute amount of our gross profit was primarily due to the increase in revenues. The decrease in our gross profit as a percentage of net revenues was primarily due to an increase in cost of revenues as a percentage of net revenues, resulting from lower utilization rate of newly deployed self-built data centers, increased depreciation of our self-built data centers and increased amortization of intangible assets derived from our acquisitions.

Operating Expenses

Our operating expenses increased by 37.8% from RMB344.7 million in 2012 to RMB475.1 million in 2013. Our operating expenses as a percentage of net revenues increased from 22.6% in 2012 to 24.2% in 2013. The increase of our operating expenses was primarily due to an increase in changes in the fair value of contingent purchase consideration payable, and an increase in the headcount of our operating staff.

Sales and Marketing Expenses. Our sales and marketing expenses increased by 40.6% from RMB109.9 million in 2012 to RMB154.5 million in 2013, primarily due to expansion of our sales and service support team. As a percentage of net revenues, our sales and marketing expenses increased from 7.2% in 2012 to 7.9% in 2013.

General and Administrative Expenses. Our general and administrative expenses increased by 21.8% from RMB153.5 million in 2012 to RMB186.9 million in 2013, primarily due to an increase in headcount, office rentals and other expansion related expenses. As a percentage of net revenues, our general and administrative expenses decreased from 10.1% in 2012 to 9.5% in 2013.

Research and Development Expenses. Our research and development expenses increased by 21.7% from RMB63.9 million in 2012 to RMB77.8 million in 2013. The increase reflected our efforts to further strengthen our research and development capabilities and expand and improve our computing service offerings. As a percentage of net revenues, our research and development expenses decreased from 4.2% in 2012 to 4.0% in 2013.

Changes in the Fair Value of Contingent Purchase Consideration Payable. We recorded an increase in the fair value of contingent purchase consideration payable in the amount of RMB55.9 million in 2013 in connection with our acquisitions of the Managed Network Entities, Gehua, Fastweb, BJ Tianwang, BJ Yilong and iJoy, which was primarily due to an increase in the fair value of estimated contingent cash and share considerations during this period.

Interest Income

Our interest income increased substantially from RMB16.3 million in 2012 to RMB48.5 million in 2013, primarily due to an increase in interest income generated from short-term investments.

Interest Expense

Our interest expense increased substantially from RMB11.4 million in 2012 to RMB136.8 million in 2013, primarily due to the issuance of bonds on March 22, 2013 with a principal amount of RMB1 billion at a coupon rate of 7.875% per annum, and an increase of long-term bank loans.

Other Income

Our other income decreased from RMB11.6 million in 2012 to RMB6.2 million in 2013. Other income in 2012 was primarily attributable to a bargain purchase gain related to the acquisition of 21Vianet Xi’an. Other income in 2013 was primarily attributable to the VAT refund enjoyed by BJ iJoy.

Other Expenses

Our other expenses decreased slightly from RMB2.2 million in 2012 to RMB2.1 million in 2013. Other expenses in both periods were primarily due to the loss attributable to the disposal of certain of our equipment, such as servers and entry securities systems.

Foreign Exchange Gain (loss)

We had a foreign exchange gain of RMB7.1 million in 2013, compared to a foreign exchange loss of RMB0.4 million in 2012, primarily due to the depreciation of the U.S. dollar relative to the Renminbi for the Renminbi denominated cash and short-term investments we held on our offshore holding companies, whose functional currency is U.S. dollar.

Income Tax Expense

Our income tax expense decreased from RMB36.2 million in 2012 to RMB10.3 million in 2013 with effective tax rates decreasing from 38.5% in 2012 to negative 28.1% in 2013. This is primarily due to:

•	the decrease in taxable income for our PRC subsidiaries and consolidated affiliated entities from RMB168.0 million in 2012 to RMB128.4 million in 2013.

•	the effect of tax holidays and preferential tax rates of RMB13.1 million enjoyed by certain of our PRC subsidiaries and consolidated affiliated entities. In 2013, BJ iJoy was qualified as a software enterprise which allows it to utilize a two-year 100% tax exemption followed by a three-year 50% reduced EIT rate from 2013 to 2017. Gehua, Fastweb and 21Vianet Beijing qualify as HNTEs and enjoy a preferential income tax rate of 15%.

•	offset by the increase of the pre-tax losses of our offshore entities with zero tax rate as a result of the increase in the fair value of the contingent purchase consideration for historical business acquisitions and interest expenses of the 2016 Bonds issued in 2013.

Consolidated Net Income (Loss)

As a result of the above, we recorded a net loss of RMB47.0 million in 2013, as compared to a net income of RMB57.7 million in 2012.

B. Liquidity and Capital Resources

As of December 31, 2014, we had RMB644.4 million (US$103.9 million) in cash and cash equivalents, RMB283.1 million (US$45.6 million) in restricted cash (current and non-current portion) and RMB911.2 million (US$146.9 million) in short-term investments.

As of December 31, 2014, we had short-term bank borrowings and long-term bank borrowings (current portions) from various commercial banks with an aggregate outstanding balance of RMB1,115.8 million (US$179.8 million), and long-term bank borrowings (excluding current portions) from various commercial banks with an aggregate outstanding balance of RMB61.7 million (US$9.9 million). The short-term bank borrowings bore average interest rates of 7.66%, 7.00% and 6.36% per annum, respectively, in 2012, 2013 and 2014. Our short-term bank borrowings have maturity terms of two months to one year and expire at various times throughout the year. As of December 31, 2013, we were in breach of one of our financial covenants under our short-term bank borrowing with Deutsche Bank (China) Co., Ltd. Beijing Branch, or Deutsche Bank, with an outstanding balance of RMB19.6 million. The breach was subsequently cured on March 11, 2014 through an amendment to the original financial covenants. The breach did not result in acceleration of the repayment of the loan and as a result, did not have any impact on our financial condition or operating performance. Apart from the covenants under our short-term bank borrowing with Deutsche Bank that require us to maintain certain financial ratios, there are no other material covenants or restrictions on us associated with our outstanding short-term borrowings.

We have entered into long-term bank borrowing arrangements since 2012 with maturity terms of two or three years. The long-term bank borrowing (including current portion) outstanding as of December 31, 2012, 2013 and 2014 bore weighted-average interest rates of 8.35%, 7.12% and 6.00% per annum, respectively, in

2012, 2013 and 2014 and have certain financial covenants. We have incurred other long-term borrowings in 2013 with a two-year term and interest rate of 4.00% per annum and an outstanding balance of RMB900 million (US$145.1 million) as of December 31, 2014. We also have a contractual obligation to purchase the 10% noncontrolling interest in Asia Cloud Investment from Dongguan Dongcai at the end of five years from the establishment of Asia Cloud Investment in July 2013 at a consideration equivalent to the higher of the then fair value and the investment costs of RMB100 million. Dongguan Dongcai is entitled to a cumulative dividend at 8.00% per annum for its capital contribution of RMB100 million in Asia Cloud Investment.

In March 2013, we issued the 2016 Bonds with RMB1 billion (US$165.2 million) in aggregate principal amount due in March 2016 with a coupon rate of 7.875% per annum and an effective interest rate of 9.29% per annum. Interest on the 2016 Bonds is payable semi-annually in arrears on, or nearest to, March 22 and September 22 in each year, beginning on September 22, 2013.

In June 2014, we issued the 2017 Bonds with RMB2 billion (US$322.3 million) in aggregate principal amount due in June 2017 with a coupon rate of 6.875% per annum and an effective interest rate of 7.39% per annum. Interest on the 2017 Bonds is payable semi-annually in arrears on, or nearest to, June 26 and December 26 in each year, beginning on December 26, 2014. We used a portion of the proceeds to purchase, pursuant to a tender offer, substantially all the 2016 Bonds, with only RMB264.3 million of the principal amount of the 2016 Bonds outstanding.

Both of the 2016 Bonds and 2017 Bonds have (i) restrictive covenant that restricts our ability in consolidation, merger and sale of assets to a certain extent; (ii) negative pledge covenant that restricts our ability to create security to secure bonds, notes, debentures or other securities that are quoted, listed or dealt in or traded on securities market on our undertaking, assets or revenues; (iii) dividend payment restriction covenant; and (iv) covenant relating to the ratio of our Adjusted EBITDA to our Consolidated Interest Expense (interest expense paid net of interest income received). Such covenants may limit our ability to undertake additional debt financing, but not equity financing. As of the date of this annual report, the Company is in compliance with all the covenants under the 2016 Bonds and 2017 Bonds. Breach of covenants under the 2016 Bonds and 2017 Bonds will trigger acceleration of the 2016 Bonds and 2017 Bonds, the principal amount together with accrued interest shall become immediately due and payable. When such breach of covenants occurs, our assets and cash flows may not be sufficient to repay the 2016 Bonds and 2017 Bonds, or we may not be able to find alternative financing. Even if we could obtain alternative financing, such financing may not be on terms that are favorable or acceptable to us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we are unable to comply with the restrictions and covenants contained in our debt agreements, an event of default could occur under the terms of such agreements, which could cause repayment of such debt to be accelerated.”

We have unused credit line in the amount of RMB170.0 million (US$27.4 million) as of December 31, 2014, pursuant to credit agreements entered into with seven banks. A total of RMB310.1 million (US$50.0 million) credit line was granted to us under seven credit agreements, of which we have used RMB140.1 million (US$22.6 million). There are no material covenants that restrict our ability to undertake additional financing associated with the used credit line. No terms and conditions of the unused credit line are available yet because utilization of such unused portion requires approval by the banks and separate loan agreements setting forth detailed terms and conditions will only be entered into with the banks upon utilization. As of December 31, 2014, we were in a net current liability position; however, taking into consideration of the completion of the investment in us by Kingsoft, Xiaomi and Esta in January 2015 with cash proceeds in the amount of US$296 million, we believe the working capital is sufficient for our present requirements.

As of December 31, 2014, we had total outstanding debts of RMB3,441.6 million (US$554.7 million). The growth of our business relies on the construction of new data centers. In additions, we also intend to acquire or invest in companies that are complementary to our business. Therefore, we intend to use the proceeds of our outstanding debt mainly to add new data centers and fund acquisitions. For example, as of December 31, 2014, we have purchase commitments (commitments related to acquisition of machinery, equipment, construction in progress, bandwidth and cabinet capacity) of RMB1,442.3 million (US$232.5 million) coming due during the 12-month period, and we intend to use a portion of the proceeds to fund the purchase commitments.

As of December 31, 2014, the amount of outstanding debt inside and outside of the PRC was RMB1.1 billion (US$189.5 million) and RMB2.3 billion (US$365.2 million), respectively. We believe we have sufficient financial resources to meet both of our onshore and offshore debt obligations when due.

Except as disclosed in this annual report, we have no outstanding bank loans or financial guarantees or similar commitments to guarantee the payment obligations of third parties. We believe that our current cash, cash equivalents and time deposits, our cash flow from operations and proceeds from our financing activities will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for the next 12 months. If we have additional liquidity needs in the future, we may obtain additional financing, including equity offering and debt financing in capital markets, to meet such needs.

As of December 31, 2014, the total amount of cash and cash equivalents, restricted cash and short-term investments was RMB1,838.7 million (US$296.3 million), of which RMB644.4 million (US$103.9 million), RMB283.1 million (US$45.6 million) and RMB911.2 million (US$146.9 million) was held by our consolidated affiliated entities, PRC subsidiaries and offshore subsidiaries, respectively. Cash transfers from our PRC subsidiaries to our subsidiaries outside of China are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of our PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Item 3. Key Information D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to receive and utilize our revenues effectively .” The major cost that would be incurred to distribute dividends is the withholding tax imposed on the dividends distributed by our PRC operating subsidiaries at the rate of 10% or a lower rate under an applicable tax treaty, if any.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
	(in thousands)
Net cash generated from operating activities	173,923	64,531	325,365	52,443
Net cash used in investing activities	(175,670)	(1,507,315)	(2,261,797)	(364,536)
Net cash generated from financing activities	23,952	2,477,557	1,121,732	180,787
Effect on foreign exchange rate changes on cash and short-term investments	(340)	(8,171)	259	42
Net increase in cash and cash equivalents	21,865	1,026,602	(814,441)	(131,264)
Cash and cash equivalents at beginning of the year	410,389	432,254	1,458,856	235,125
Cash and cash equivalents at end of the year	432,254	1,458,856	644,415	103,861
Cash and cash equivalents, restricted cash and short-term investments at the end of the year	1,068,349	2,972,758	1,838,721	296,349

Operating Activities

Net cash generated from operating activities was RMB325.4 million (US$52.4 million) in 2014, compared to net cash generated from operating activities of RMB64.5 million in 2013.

Net cash generated from operating activities in 2014 primarily resulted from a net loss of RMB328.5 million (US$52.9 million), positively adjusted for certain items such as (i) depreciation of property and equipment of RMB279.0 million (US$45.0 million), (ii) amortization of intangible assets of RMB127.7 million (US$20.6 million), (iii) share-based compensation expense of RMB233.7 million (US$37.7 million), (iv) increase in accounts and notes payable of RMB121.7 million (US$19.6 million), primarily due to an increase in telecommunication payables driven by revenue increase, (v) increase of advances from customers of RMB97.1 million (US$15.7 million), primarily due to advances received from cloud business; partially offset by certain items such as (i) increase in accounts and notes receivable of RMB81.7 million (US$13.2 million), primarily due to the expansion of business, (ii) increase in prepaid expenses and other current assets of RMB103.3 million (US$16.7 million), primarily due to increased deductible VAT input in relation to the purchase of property and equipment, (iii) decrease of accrued expenses and other payables of RMB46.9 million (US$7.6 million), primarily due to decreased business tax payable along with the business tax replacement by VAT.

Net cash generated from operating activities in 2014 primarily reflected payments of RMB2,807.1 million (US$452.4 million) received from our customers, partially offset by our payments for telecommunication costs of RMB1,317.0 million (US$212.3 million) in 2014, payment for taxes of RMB176.4 million (US$29.1 million) and payment to employees of RMB546.7 million (US$88.1 million).Net cash generated from operating activities was RMB64.5 million in 2013, compared to net cash generated from operating activities of RMB173.9 million in 2012.

Net cash generated from operating activities in 2013 primarily reflected a net loss of RMB47.0 million, positively adjusted for certain items such as (i) depreciation of property and equipment of RMB141.3 million, (ii) increase in accrued expenses and other payables of RMB104.0 million, mainly in interest payables and payables in relation to newly built data centers and purchased network equipment, (iii) increase in accounts payable of RMB61.3 million, primarily due to an increase in telecommunication payables driven by the increase in revenues, (iv) amortization of intangible assets of RMB58.9 million, (v) share-based compensation expense of RMB67.8 million, (vi) increase in the fair value of contingent purchase consideration payable of RMB55.9 million, primarily due to an increase in the fair value of the underlying ordinary share of the Company to settle the contingent purchase considerations for historical and new acquisitions in 2013; partially offset by certain items such as (i) increase in accounts receivables of RMB303.4 million and (ii) increase in prepaid expenses and other current assets in the amount of RMB44.6 million. The increase in accounts receivables was primarily due to the expansion of business and longer payment process for certain customers such as state-owned enterprises and leading Internet technology companies in China. Such companies typically have relatively complicated and time consuming internal approval processes for payment settlement, which were further prolonged in 2013 because the transformation of PRC tax regime from business tax to VAT was effective from August 1, 2013. Some clients withheld their payments until the Company completed its shift to VAT and could issue valid VAT invoices for the clients to claim the relevant tax credits. Hence, our days sales outstanding increased from 52 days in 2012 to 83 days in 2013 even though there was no significant change in credit terms. On the other hand, the increase in prepaid expenses and other current assets was primarily due to interest income derived from our financings, prepaid expenses and value added taxes paid in relation to the purchase and construction of data centers.

Net cash generated from operating activities in 2013 primarily resulted from payments of RMB1,673.3 million received from our customers, partially offset by our payments for telecommunication costs of RMB1,049.4 million in 2013, payments for taxes of RMB147.8 million and payments to employees of RMB218.0 million.

Investing Activities

Net cash used in investing activities was RMB2,261.8 million (US$364.5 million) in 2014, as compared to net cash used in investing activities of RMB1,507.3 million in 2013. Net cash used in investing activities in 2014 is primarily related to our purchase of property and equipment in the amount of RMB800.5 million (US$129.0 million), our payment for assets acquisition in the amount of RMB137.4 million (US$22.2 million), our payment for short-term investments in the amount of RMB152.1 million (US$24.5 million), our payment of acquisitions, net of cash required, in the amount of RMB1,308.2 million (US$210.8 million), partially offset by proceeds received from maturity of short-term investments in the amount of RMB443.0 million (US$71.4 million).

Net cash used in investing activities was RMB1,507.3 million in 2013, as compared to net cash used in investing activities of RMB175.7 million in 2012. Net cash used in investing activities in 2013 is primarily related to our payments for short-term investments in the amount of RMB1,098.3 million, our purchase of property and equipment in the amount of RMB419.1 million, our payment for acquisitions, net of cash required, in the amount of RMB61.8 million, our payment for long-term investments in the amount of RMB50.5 million, partially offset by proceeds received from maturity of short-term investments in the amount of RMB219.1 million.

Financing Activities

Net cash generated from financing activities was RMB1,121.7 million (US$180.8 million) in 2014, as compared to net cash generated from financing activities amounting to RMB2,477.6 million in 2013. Net cash generated from financing activities in 2014 primarily related to proceeds from long-term bank borrowings in the amount of RMB48.1 million (US$7.7 million), proceeds from short-term bank borrowings in the amount of RMB362.9 million (US$58.5 million), proceeds from issuance of bonds, net in the amount of RMB1,980.6 million (US$319.2 million), partially offset by repayment of long-term bank borrowings in the amount of RMB195.8 million (US$31.6 million), repayment of short-term bank borrowings in the amount of RMB380.4 million (US$61.3 million), repurchase of bonds in the amount of RMB760.6 million (US$122.6 million), and repurchase of ordinary shares in the amount of RMB213.7 million (US$34.4 million).

Net cash generated from financing activities was RMB2,477.6 million in 2013, as compared to net cash generated from financing activities amounting to RMB24.0 million in 2012. Net cash generated from financing activities in 2013 primarily related to proceeds from issuance of bonds, net in the amount of RMB972.8 million, proceeds from long-term bank borrowings in the amount of RMB935.9 million, proceeds from issuance of ordinary shares in the amount of RMB612.0 million, proceeds from short-term bank borrowings in the amount of RMB200.0 million, partially offset by repayment of short-term bank borrowings in the amount of RMB203.3 million and repurchase of ordinary shares in the amount of RMB138.5 million.

Capital Expenditures

We had capital expenditures relating to the addition of property and equipment of RMB602.3 million and RMB752.4 million in 2012 and 2013, respectively, representing 39.5% and 38.3%, respectively, of our total net revenues. Our purchase of property and equipment was RMB800.5 million (US$129.0 million) in 2014, representing 27.8% of our total revenues in 2014. Our capital expenditures were primarily for the capital lease or purchase of electronic equipment and optic fibers for our business. Our capital expenditures have been primarily funded by net cash provided by financing activities and cash generated from our operations. We estimate that our data center capital expenditures in 2015 will be within the range of RMB700.0 million to RMB900.0 million, which will be primarily used to build self-built data centers, purchase network equipment, servers and other equipment to expand our business. We may have additional capital expenditure for real property purchase, data center construction and network capacity expansion if our actual development is beyond our current plan. We plan to fund the balance of our capital expenditure requirements for 2015 with cash from the proceeds from overseas offerings, operations and additional bank borrowings, if available.

Holding Company Structure

21Vianet Group, Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries and consolidated affiliated entities in China. As a result, although other means are available for us to obtain financing at the holding company level, 21Vianet Group, Inc.’s ability to pay dividends and to finance any debt it may incur depends upon dividends paid by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on its own behalf in the future, the instruments governing their debt may restrict its ability to pay dividends to 21Vianet Group, Inc. In addition, our

PRC subsidiaries and consolidated affiliated entities are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, our PRC subsidiaries and consolidated affiliated entities are required to set aside a portion of their after-tax profits each year to fund a statutory reserve and to further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of the board or the enterprise itself. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation of these subsidiaries and consolidated affiliated entities.

C. Research and Development, Patents and Licenses, etc.

Research and Development

Our strong research and development capabilities support and enhance our service offerings. We believe that we have one of the most experienced research and development teams in the internet infrastructure sector in China. We devote significant resources to our research and development efforts, focusing on improving customer experience, increasing operational efficiency and bringing innovative solutions to the market quickly. We have 497 employees on our research and development team, including 350 engineers, as of December 31, 2014. The engineers consist of 16.9% of our work force. Many of our engineers have more than 10 years of relevant industry experience. In 2012, 2013 and 2014, our research and development expenses were RMB63.9 million, RMB77.8 million and RMB121.7 million (US$19.6 million), respectively.

Consistent with our strong culture of innovation, we devote significant resources to the research and development of our container-based data centers, our smart routing technology and other innovations. We plan to strengthen our research and development in CDN and cloud computing infrastructure service technologies. Our research and development efforts have yielded 40 patents, 56 patent applications and 89 software copyright registrations, all in China and related to different aspects of data center services. We intend to continue to devote a significant amount of time and resources to carry out our research and development efforts.

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

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2014 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2014:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of RMB)
Short-term borrowings(1)	160,181	160,181	—	—	—
Long-term borrowings(1)(2)	117,320	55,648	32,882	28,790	—
Other long-term borrowings(3)	900,000	900,000	—	—	—
Mandatorily redeemable noncontrolling interests(4)	100,000	—	—	100,000	—
Bonds payable(5)	2,264,300	—	2,264,300	—	—
Operating lease obligations(6)	426,579	87,699	152,977	58,488	127,415
Purchase commitments(7)	1,713,241	1,442,294	115,566	54,833	100,548
Capital lease minimum lease payment(8)	1,196,144	120,919	210,904	132,023	732,298
Total	6,877,765	2,766,741	2,776,629	374,134	960,261

Notes:

(1)	As of December 31, 2014, our short-term bank borrowings bore a weighted average interest rate of 6.36% and have original maturity terms of two months to one year. Our unused short-term and long-term bank borrowing facilities amounted to RMB170.0 (US$27.4 million). We have pledged computer and network equipment with the net book value of RMB42.1 million (US$6.8 million) for our bank borrowings. We have also pledged buildings with a net book value of RMB22.9 million (US$3.7 million) for our bank borrowings.
(2)	Long-term bank borrowings (including the current portions) outstanding as of December 31, 2014 bear a weighted-average interest rate of 6.00% per annum, and are denominated in Renminbi. These loans were obtained from financial institutions located in the PRC.
(3)	Long-term other borrowings outstanding as of December 31, 2014 were entrusted loans from a financial institution located in the PRC entrusted by Dongguan Dongcai with an interest rate of 4.00% per annum and are denominated in Renminbi.
(4)	Mandatorily redeemable noncontrolling interest liability of RMB100 million (US$16.1 million) as of December 31, 2014 represents our contractual obligation to purchase the 10% noncontrolling interest in Asia Cloud Investment from Dongguan Dongcai in 2018. Dongguan Dongcai is entitled to a cumulative dividend at 8.00% per annum for its capital contribution of RMB100 million in Asia Cloud Investment.
(5)	The 2017 Bonds with RMB2 billion in aggregate principal amount due 2017 at an interest rate of 6.875% per annum and the 2016 Bonds with RMB264.3 million of the principal amount outstanding.
(6)	Operating lease obligations are primarily related to the lease of office and data center space.

(7)	As of December 31, 2014, we had commitments of approximately RMB484.4 million (US$78.1 million) related to acquisition of machinery, equipment and construction in progress. In addition, we had outstanding purchase commitments in relation to bandwidth and cabinet capacity of RMB1,228.8 million (US$198.0 million).
(8)	Related to capital leases for electronic equipment, optic fibers and property.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Sheng Chen	46	Chairman of the Board of Directors, Chief Executive Officer
Yoshihisa Ueno	52	Director
Hongwei Jenny Lee	42	Director
Terry Wang	55	Director
Kenneth Chung-Hou Tai	64	Director
Eden Y. Woon	67	Director
Kong Kat Wong	40	Director
Hongjiang Zhang	55	Director
Frank Meng	54	President
Shang-Wen Hsiao	53	Chief Financial Officer
Qi Ning	51	Chief Operating Officer
Feng Xiao	43	Senior Vice President of Sales and Key Account, Data Center Business Group
Ningning Lai	38	Senior Vice President of Product and Marketing, Data Center Business Group
Wing-Dar Ker	54	President of Microsoft Cloud Business Unit
Philip Lin	47	Executive Vice President of Strategic & Business Development

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

Mr. Yoshihisa Ueno has served as our director since October 2010. Our board of directors has determined that Mr. Ueno satisfies the independence standards under Rule 5605 of NASDAQ Stock Market Rules. Mr. Ueno is a serial entrepreneur & venture capitalist with operation & industrial expertise in the US, Europe, Japan and China and over 30 years of incubation investment experience in emerging technology startups. Mr. Ueno has been our lead investor and board member of several of our affiliated companies since 2006. Mr. Ueno has been the founding partner of Synapse Partners Limited since December 2002 and SMC Synapse Partners Limited from December 2010. Mr. Ueno has also been a director of several start-up portfolios such as Biomass Energy Corporation since June 2012, Insource (HK) Ltd. From December 2011 to September 2014, TransVirtual K.K. from August 2008 to March 2013 etc. Mr. Ueno has also served as director of BeyondSoft Group Holding Limited (SZSE: 2649) from September 2005 to May 2010, and CDS GS Japan Ltd. (a joint venture with CDC Corp. NASDAQ: CHINA) from June 2011 to April 2012. Mr. Ueno has managed several venture funds such as the Japan-China Bridge Fund from March 2005 to February 2011, Intellectual Property Bank (IPB) Partners Fund #1 in Japan from March 2006 to March 2010 and IPB Holding LLC in the United States from March 2006 to July 2007. Mr. Ueno also served as the chief executive officer at Cycolor, Inc., in the US from September 1998 to June 2003, until Cycolor was acquired by Eastman Kodak in early 2003. Mr. Ueno worked for Fujitec from April 1985 to May 1997 in various managerial capacities in Japan, China, the United Kingdom, Spain and Hong Kong. Mr. Ueno received his bachelor’s degree in business administration from Takushoku University.

Ms. Hongwei Jenny Lee has served as our director since October 2010. Our board of directors has determined Ms. Lee satisfies the independence standards under Rule 5605 of NASDAQ Stock Market Rules.

Ms. Lee is currently a director of YY Inc. (NASDAQ: YY), a revolutionary rich communication social platform that engages users in real-time online group activities through voice, text and video, listed on the NASDAQ Global Market. She also currently serves as a managing director of Granite Global Ventures III L.L.C. and as a general partner of Granite Global Ventures III L.P. and of GGV III Entrepreneurs Fund L.P. From 2002 to 2005, she served as a vice president of JAFCO Asia. From 2001 to 2002, she worked as an investment banker with Morgan Stanley. Prior to that, Ms. Lee worked as an assistant principal engineer with Singapore Technologies Aerospace Group from 1995 to 2000. Ms. Lee received her bachelor’s degree in electrical engineering and master’s degree in engineering from Cornell University. Ms. Lee also has an MBA degree from Kellogg School of Management at Northwestern University.

Mr. Terry Wang has served as our independent director since April 2011. Mr. Wang has over 20 years of extensive experience in international financial service industry and management experience in technology, manufacturing industries and capital markets. Mr. Wang has been the chief financial officer since 2014 at GalaxyCore, a company for designing and providing CMOS image sensor. From 2008 to 2014, Mr. Wang served as the chief financial officer at Trina Solar Ltd., a company listed on the New York Stock Exchange. Prior to joining Trina Solar Ltd., Mr. Wang served as the executive vice president of finance of Spreadtrum Communications, Inc., a wireless and fabless semiconductor company listed on NASDAQ, from 2004 to 2007. Before that, Mr. Wang served as the chief financial officer of a silicon valley-based technology company and controller at one of the largest NASDAQ-listed semiconductor assembly and testing companies. Before that time, he worked for several years in capital market and service industries. Mr. Wang is a certified management accountant (CMA) and is certified in financial management (CFM). Mr. Wang received an MBA from University of Wisconsin and master of science degrees from Brown University and Fudan University. Mr. Wang received his bachelor’s degree in science from Fudan University.

Mr. Kenneth Chung-Hou Tai has served as our independent director since October 2012. Mr. Tai is a prominent figure in the Taiwanese technology sector with over 35 years of industry experience with leading technology and hardware companies in Taiwan and the United States. Mr. Tai co-founded Acer Group in 1976, which has become one of the top five branded PC vendors in the world today, and held various managerial positions during his tenure. Later in his technology career, Mr. Tai also founded Investar Capital, a venture capital firm focusing on IT companies. Mr. Tai is now serving as chairman of Richtek Technology Corp, a world-leading power management IC design house listed on Taiwan Stock Exchange, and chairman of Digital Times, the only technology-focused newspaper in Taiwan. Currently, Mr. Tai serves on the board of directors for several public companies in Taiwan and Singapore, including D-Link Corporation (TPE: 2332), Fullerton Technology (TPE: 6136), Ares International Corporation (TPE: 2471), Global Testing Corporation (SGX: G31), and Wafer Works Corporation (TPE: 6182). Mr. Tai received a master’s degree in business administration from Tam Kang University and a bachelor’s degree in electrical engineering from National Chiao Tung University in Taiwan.

Dr. Eden Y. Woo has served as our independent director since June 2014. Dr. Woon is currently vice president for Institutional Advancement at Hong Kong University of Science & Technology (HKUST), where he manages the international relations of HKUST with global enterprises, governments and other universities. He is also in charge of public relations, branding, alumni relations and development for the university. Prior to joining HKUST, Dr. Woon served as managing director of Li & Fung Group’s China Corporate Office and China Managing Director of Toys “R” Us LiFung—the franchise of Toys “R” Us in China. From 2006 to 2007, Dr. Woon was a vice president of Starbucks Coffee China in Shanghai. From 1997 to 2006, Dr. Woon served as chief executive officer of the Hong Kong General Chamber of Commerce, the oldest and largest business organization in Hong Kong. He was the executive director of the Washington State China Relations Council from 1994 to 1997. He retired from the US Air Force in 1993 with the rank of Colonel. Dr. Woon received his BA degree from the University of Iowa and his MA, MS, and PhD degrees, all in Mathematics, from the University of Washington. He is a member of the Council on Foreign Relations in New York.

Mr. Kong Kat Wong has served as our independent director since January 2015. Mr. Wong is one of the co-founders and vice president of Xiaomi Corporation. Mr. Wong graduated from Purdue University. Before joining Xiaomi, Mr. Wong was Chief Technology Officer of Microsoft’s China Academy of Engineering, responsible for many development projects, including the data analysis system of Microsoft Commerce Server, B2B system, BizTalk Logistics distribution system, Windows Mobile and the R&D program of Multimedia, browser and instant messaging of Windows Phone 7.

Dr. Hongjiang Zhang has served as our independent director since January 2015. Dr. Zhang currently serves as an executive director and the chief executive officer of Kingsoft Corporation Limited, which is listed on the Hong Kong Stock Exchange (Stock Code: 3888), the chief executive officer of Kingsoft Cloud, which is a subsidiary of Kingsoft Corporation Limited, a director of Cheetah Mobile Inc. (NYSE: CMCM), which is a subsidiary of Kingsoft Corporation Limited, and the director of Xunlei Limited (NASDAQ: XNET). Prior to joining Kingsoft Corporation Limited in October 2011, Dr. Zhang was the chief technology officer of Microsoft Asia-Pacific Research and Development Group and the managing director of the Microsoft Advanced Technology Center and a distinguished scientist. In his dual role, Dr. Zhang led Microsoft’s research and development initiatives in China, including strategy and planning, research and development, as well as incubation of products, services and solutions. Dr. Zhang was also a member of the executive management committee of Microsoft (China) Limited. Dr. Zhang was the deputy managing director and a founding member of Microsoft Research Asia. Dr. Zhang has authored four books and over 400 scientific papers and holds approximately 200 US and international patents. Dr. Zhang received a Ph.D. in electrical engineering from the Technical University of Denmark in 1991, and a bachelor of science degree from Zhengzhou University, China, in 1982.

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

Mr. Qi Ning has served as our chief operating officer since January 2015. Mr. Ning has also served as our senior vice president from August 2012 to December 2014. From May 2012 to May 2008, Mr. Ning was the executive director of China Broadband Capital; from October 1999 to May 2012, Mr. Ning served in various roles in various companies within China Netcom Group, from director of business development of China Netcom Holding Co. to executive director and chief executive officer of CNC Broadband Corp.; from September 1989 to

September 1999, Mr. Ning held various managerial positions in governmental organization, IT and telecommunication companies, including China Chamber of International Commerce, IBM China, US based Telpac International Ltd. and the China Rep Office of Global TeleSystems Group, which later merged with Esprit Telecom Group plc and was renamed as Global Crossing. Mr. Ning received his master’s degree of engineering in industrial & innovation economics from Tsinghua University in 1989 and his bachelor’s degree of engineering in nuclear reactor physics from Tsinghua University in 1986.

Mr. Feng Xiao has served as our senior vice president of Sales and Key Account, Data Center Business Group since January 2009. Mr. Xiao has served in various roles since joining us in 1996 as a sales manager. From May 1998 to December 2002, Mr. Xiao was the senior manager of the marketing department; from January 2003 to December 2005, Mr. Xiao was a director of sales; from January 2006 to December 2007, Mr. Xiao was the deputy general manager of our company; and from January 2008 to December 2008, Mr. Xiao was the general manager of North China Region and vice president. Prior to joining us, Mr. Xiao was a planning manager of HeDe Group Company. Mr. Xiao graduated from Capital University of Economics and Business in 1995, and received his MBA at China Europe International Business School in 2011.

Mr. Ningning Lai has served as our senior vice president of Products and Marketing, Data Center Business Group since October 2007. Mr. Lai joined us as a network engineer in March 2000 and has served in many roles. From April 2001 to September 2004, Mr. Lai was the manager of the network operation department; from October 2004 to June 2005, Mr. Lai was a senior business development manager for our network business; and from July 2005 to July 2006, Mr. Lai was the senior manager of technical support center before being promoted to serve as the director of our technical support center from August 2006 to September 2007. Prior to joining us, Mr. Lai worked for Capital Information Development Co. Ltd. from July 1999 to February 2000. Mr. Lai received his bachelor’s degree in computer science from Beijing Union University.

Mr. Wing-Dar Ker has served as our president of Microsoft cloud business unit since October 2013. Prior to that, Mr. Ker was the general manager of Microsoft’s Customer Service and Support for the Asia Pacific and Greater China Region. Mr. Ker started his career with Microsoft as the finance controller for the Greater China Region in August 1993, and held various managerial positions in Microsoft since then. Prior to joining Microsoft, Mr. Ker was the manager and group head of the Business Systems Consulting group of Andersen Consulting (now known as Accenture). Mr. Ker started his career in New York City where he served at several private companies for more than five years before joining Accenture. Mr. Ker received his MBA degree from the Case Western Reserve University in Cleveland, Ohio, and his bachelor’s degree of economics from the National Taiwan University.

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

B. Compensation of Directors and Executive Officers

In 2014, the aggregate cash compensation we paid to our executive officers was approximately RMB9 million (US$1.45 million), which total amount included RMB1.8 million (US$0.3 million) for pension, retirement, medical insurance or other similar benefits for our executive officers. We did not provide any cash compensation to our non-executive directors in 2014. Other than the amounts stated above, no pension, retirement or similar benefits has been set aside or accrued for our executive officers or directors. None of our non-executive directors has a service contract with us that provides for benefits upon termination of employment.

In addition to the cash compensation referenced above, we also provide share-based compensation to our directors and officers. The total share-based compensation we provided to our directors and officers amounted to RMB49.6 million (US$8 million) in 2014. For option grants to our directors and officers, see “—Share Incentive Plans.”

Share Incentive Plans

On July 16, 2010, we adopted our 2010 Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and to promote the success of our business. We subsequently amended our 2010 Plan on January 14, 2011 and July 6, 2012. On May 29, 2014, we adopted our 2014 Plan on our annual general meeting, which was subsequently amended on April 1, 2015 by unanimous written approval of our board of directors. The amended 2010 Plan and 2014 Plan permit the grant of options to purchase our ordinary shares, share appreciation rights, restricted shares, RSUs, dividend equivalent rights and other instruments as deemed appropriate by the administrator under the plans. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the amended 2010 Plan is 39,272,595 Class A ordinary shares. Under the amended 2014 Plan, we are authorized to issue to our employees, directors and consultants (i) 21,888,624 Class A ordinary shares, and (ii) an automatic increase by a number that is equal to 15% of the number of new Class A ordinary shares issued by the Company from time to time. Our board is also authorized, but not obligated, to increase the maximum number under the 2014 Plan by the number of, or a portion of, the Class A ordinary shares repurchased by us since January 1, 2014. As of the date of this annual report, options to purchase 8,067,824 ordinary shares and 3,575,395 RSUs have been granted to our employees, directors and consultants.

The following table summarizes, as of the date of this annual report, the stock options granted, or to be granted in the near future, under our amended 2010 Plan and amended 2014 Plan to our directors and executive officers and to other individuals as a group.

Name	Options Granted	Restricted Share Units	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Sheng Chen	*	—	0.15	July 16, 2010	July 16, 2020
	—	*	—	August 30, 2012	August 29, 2022
	—	*	—	November 23, 2013	November 23, 2023
	—	*	—	March 7, 2015	March 7, 2025
Yoshihisa Ueno	—	*	—	October 1, 2012	September 30, 2022
	—	*	—	April 25, 2014	April 25, 2024
Hongwei Jenny Lee	—	*	—	October 1, 2012	September 30, 2022
	—	*	—	April 20, 2014	April 20, 2024
Terry Wang	*	—	0.15	April 1, 2011	April 1, 2021
	—	*	—	October 1, 2012	September 30, 2022
	—	*	—	April 25, 2014	April 25, 2024
Kenneth Chung-Hou Tai	—	*	—	October 16, 2012	October 15, 2022
Eden Y. Woon	—	*	—	May 27, 2014	May 27, 2024
Kong Kat Wong	—	—	—	—	—
Hongjiang Zhang	—	—	—	—	—
Frank Meng	—	*	—	November 22, 2014	November 22, 2024
Shang-Wen Hsiao	*	—	0.15	July 16, 2010	July 16, 2020
	—	*	—	November 22, 2014	November 22, 2024
Qi Ning	—	*	—	November 22, 2014	November 22, 2024
Feng Xiao	*		0.15	July 16, 2010	July 16, 2020
	—	*	—	August 30, 2012	August 29, 2022
	—	*	—	November 23, 2013	November 23, 2023
Ningning Lai	*	—	0.15	July 16, 2010	July 16, 2020
	—	*	—	August 30, 2012	August 29, 2022
	—	*	—	November 23, 2013	November 23, 2023
Wing-Dar Ker	—	*	—	August 30, 2012	August 29, 2022
Philip Lin	*	—	0.15	March 25, 2011	March 25, 2021
Other individuals as a group	21,038,074	1,694,126	0.15 to 0.85	—	—

*	Shares underlying vested options are less than 1% of our total outstanding shares.

Our 2010 Plan and 2014 Plan have similar terms, the following paragraphs describe the principal terms of our 2010 Plan and 2014 Plan.

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

C. Board Practices

Board of Directors

Our board of directors currently consists of eight directors. A director is not required to hold any shares in the company by way of qualification. Under our currently effective memorandum and articles of association, a director may vote in respect of any contract or proposed contract or arrangement and notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at the meeting of the directors at which such contract or proposed contract or arrangement is considered. Any of our directors who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of the directors. Our directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

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

Compensation Committee. Our compensation committee consists of Yoshihisa Ueno, Hongwei Jenny Lee and Terry Wang, each of whom satisfies the “independence” requirements of Rule 5605 of NASDAQ Stock Market Rules. Kenneth Chung-Hou Tai is the chair of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

D. Employees

We had 1,070, 1,471 and 5,356 employees as of December 31, 2012, 2013 and 2014, respectively. The following table sets forth the number of our employees by function as of December 31, 2014:

Functional Area	Number of Employees	% of Total
Operations	1,885	35.2
Sales, marketing and customer support	1,903	35.5
Research and development	625	11.7
General and administrative	943	17.6

Total	5,356	100.0

Of our total employees as of December 31, 2014, 1,458 were located in Beijing, 3,898 in other cities in China.

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

The calculations in the table below assume there are 504,715,053 ordinary shares (including 438,208,805 Class A ordinary shares and 66,506,248 Class B ordinary shares) outstanding as of the date of this annual report.

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

	Shares Beneficially Owned
	Number	%	% of Voting Power(1)
Directors and Executive Officers:
Sheng Chen(2)	39,898,304	7.9	30.2
Hongwei Jenny Lee(3)	20,819,156	4.1	1.9
Yoshihisa Ueno(4)	5,338,260	1.1	4.6
Terry Wang	*	*	*
Kenneth Chung-Hou Tai	*	*	*
Eden Y. Woon	*	*	*
Kong Kat Wong(5)	16,666,667	3.3	10.1
Hongjiang Zhang	—	—	—
Frank Meng	*	*	*
Shang-Wen Hsiao	*	*	*
Qi Ning	*	*	*
Feng Xiao	*	*	*
Ningning Lai	*	*	*
Wing-Dar Ker	*	*	*
Philip Lin	*	*	*
All Directors and Officers as a Group	154,433,654	30.3	67.9

Principal Shareholders:
Fast Horse Technology Limited(2)(6)	19,670,117	3.9	17.8
Sunrise Corporate Holding Ltd(2)(7).	18,887,875	3.7	11.7
King Venture Holdings Limited(8)	57,337,393	11.4	20.1
Esta Investments Pte Ltd(9)	64,668,024	12.8	5.9
Xiaomi Ventures Limited(5)(10)	16,666,667	3.3	10.1
FIL Limited(11)	35,033,982	5.7	2.6

Notes:

*	Less than 1%.
(1)	Percentage of total voting power represents voting power with respect to all of our Class A and Class B ordinary shares, as a single class. Each holder of our Class B ordinary shares is entitled to ten votes per Class B ordinary share and each holder of Class A ordinary shares is entitled to one vote per Class A ordinary share held by our shareholders on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a 1:1 basis.
(2)	Consists of (i) 19,670,117 Class B ordinary shares held by Fast Horse Technology Limited, a British Virgin Islands company solely owned by Mr. Chen, (ii) 12,187,875 Class B ordinary shares and 6,700,000 Class A ordinary shares held by Sunrise Corporate Holding Ltd., a British Virgin Islands company solely owned by Mr. Chen, (iii) 769,486 Class B ordinary shares and 4 Class A ordinary shares held by Personal Group Limited, a British Virgin Islands company solely owned by Mr. Chen, and (iv) 570,822 Class A ordinary shares upon vesting of Mr. Chen’s restricted share units within 60 days of this annual report. The business address for Mr. Chen is M5, 1 Jiuxianqiao East Road, Chaoyang District, Beijing 100016, China.
(3)

Consists of (i) 3,377,566 ADSs, representing 20,265,396 Class A ordinary shares, and 4 Class B ordinary Shares held by Granite Global Ventures III L.P., (ii) 54,920 ADSs, representing 329,520 Class A ordinary shares, and 4 Class B ordinary shares held by GGV III Entrepreneurs Fund L.P., and (iii) 224,232 Class A ordinary shares upon vesting of Ms. Lee’s restricted share units within 60 days of this annual report. Granite Global Ventures III L.L.C. is the sole General Partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. As such, Granite Global Ventures III L.L.C. possesses power to direct the voting and disposition of the shares owned by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Granite Global Ventures III L.L.C. owns no securities in the Company directly. Scott Bonham, Hany Nada, Glenn Soloman, Thomas Ng, Jixun Foo, Hongwei Jenny Lee, Jessie Jin and Fumin Zhuo are managing directors of Granite Global Ventures III L.L.C. As such, Scott Bonham, Hany Nada, Glenn Soloman, Thomas Ng, Jixun Foo, Hongwei Jenny Lee, Jessie Jin and Fumin Zhuo possess power to direct the voting and disposition of the shares owned by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Scott Bonham, Hany Nada, Glenn Soloman, Thomas Ng, Jixun Foo, Jessie Jin and Fumin Zhuo own no securities in the Company directly. Ms. Lee is a director of our company. The business address for Ms. Lee is GGV Capital Shanghai, 3501, 35th Floor, Two IFC, 8 Century Avenue, Pudong District, Shanghai 200120, China.
(4)	Consists of (i) 5,104,200 Class B ordinary shares held by SMC Synapse Partners Limited, and (ii) 234,060 Class A ordinary shares upon vesting of Mr. Ueno’s restricted share units within 60 days of this annual report. Mr. Ueno is a director of our company appointed by SMC Synapse Partners Limited. The business address for Mr. Ueno is 23F Chinachem Johnston Plaza, 178-186 Johnston Road, Hong Kong.
(5)	Consists of 6,142,410 Class A ordinary shares and 10,524,257 Class B ordinary shares held by Xiaomi Ventures Limited, a Cayman Islands company. Mr. Wong is a director of our company appointed by Xiaomi Ventures Limited. The business address for Mr. Wong is No. 68 Qinghe Middle Street, Wu Cai Cheng Office Building, 12F-056, Haidian District, Beijing 100085, China.
(6)	Consists of 19,670,117 Class B ordinary shares. Fast Horse Technology Limited is 100% owned by Sheng Chen. The registered address for Fast Horse Technology Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(7)	Consists of 6,700,000 Class A ordinary shares and 12,187,875 Class B ordinary shares. Sunrise Corporate Holding Ltd. is 100% owned by Sheng Chen. The registered address for Sunrise Corporate Holding Ltd. is Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.
(8)	Consists of 39,087,125 Class A ordinary shares and 18,250,268 Class B ordinary shares. The business address for King Venture Holdings Limited is Kingsoft Tower No. 33, Xiaoying West Road, Haidian District, Beijing 100085, China.
(9)	Consists of 10,778,004 ADSs, representing 64,668,024 Class A ordinary shares. The business address for Esta Investments Pte Ltd is 60B Orchard Road #06-18 Tower 2, The Atrium@Orchard, Singapore 238891.
(10)	Consists of 6,142,410 Class A ordinary shares and 10,524,257 Class B ordinary shares. The business address for Xiaomi Ventures Limited is No. 68 Qinghe Middle Street, Wu Cai Cheng Office Building, 12F-056, Haidian District, Beijing 100085, China.
(11)	Consists of 28,954,248 Class A ordinary shares held by FIL Limited. Information regarding beneficial ownership is reported as of December 31, 2014, based on the information contained in the Schedule 13G/A filed by FIL Limited with the SEC on February 13, 2015. Please see the Schedule 13G/A filed by FIL Limited with the SEC on February 13, 2015 for information relating to FIL Limited. The address for FIL Limited is Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda.

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

To our knowledge, as of the date of this annual report, a total of 373,783,474 Class A ordinary shares and 16 Class B ordinary shares are held by eleven record holders in the United States, including Citibank N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—Share Ownership.”

B. Related Party Transactions

Transactions with Certain Directors, Shareholders, Affiliates and Key Management Personnel

Transactions with Companies Controlled by aBitCool

We have provided internet data center services to companies that are our related parties on similar terms and conditions available to unrelated parties customers. For the year ended December 31, 2012, we received RMB27.4 million from companies controlled by aBitCool, a company owned by our major shareholders, in connection with the internet data center services provided by us. We did not provide any services to companies controlled by aBitCool for the years ended December 31, 2013 and 2014.

For the year ended December 31, 2012, we paid RMB12.2 million to companies controlled by aBitCool in connection with the optical fibers and bandwidth we leased from these companies. We did not lease any optical fibers and bandwidth from these companies for the years ended December 31, 2013 and 2014.

For the years ended December 31, 2012, 2013 and 2014, we paid nil, RMB266,000 and nil to companies controlled by aBitCool for the computer and network equipment purchased by us.

For the years ended December 31, 2012, 2013 and 2014, we made loans to BitCool Media Group Limited, a company controlled by aBitCool, in the amount of RMB14.8 million, RMB19.1 million and RMB22.8 million (US$3.7 million) and recorded interest income in the amount of RMB253,000, RMB861,000 and RMB956,000 (US$154,000). We received a repayment of the principle of loans from BitCool Media Group Limited in the amount of nil, RMB1.2 million and RMB35.4 million (US$5.7 million) for the years ended December 31, 2012, 2013 and 2014. We received a repayment of the interest of loans from BitCool Media Group Limited in the amount of nil, nil and RMB1.6 million (US$250,000) for the years ended December 31, 2012, 2013 and 2014.

Transactions with Affiliates

For the year ended December 31, 2014, we received RMB161,000 (US$26,000) from the seller of Dermot Entities and a company controlled by the ultimate shareholder of the seller of Dermot Entities, for the internet data center services provided by us.

For the year ended December 31, 2014, we paid RMB4.8 million (US$0.8 million) to the seller of Dermot Entities, ultimate shareholder of the seller of Dermot Entities and the companies controlled by the ultimate shareholder of the seller of Dermot Entities, for the management services provided by these companies.

For the year ended December 31, 2014, we paid RMB330,000 (US$53,000) to Dyxnet Corporate Service Limited, a company controlled by the ultimate shareholder of the seller of Dermot Entities, for the computer and network equipment purchased by us.

For the year ended December 31, 2014, we made a loan to the seller of Aipu Group in the amount of RMB98.5 million (US$15.9 million).

For the year ended on December 31, 2014, we paid RMB8.9 million (US$1.4 million) to Dyxnet Corporate Service Limited, a company controlled by the ultimate shareholder of the seller of Dermot Entities, for the management services provided by the company.

For the year ended December 31, 2013 and 2014, we paid RMB61.2 million and RMB80.1 million (US$12.9 million) to Suzhou Aizhuoyi Information Technology Company Limited, a company controlled by seller of iJoy, for the computer and network equipment purchased by us.

For the year ended December 31, 2013, we made a loan to Shanghai Shibei Hi-Tech Co., Ltd., a non-controlling shareholder of Shanghai Wantong 21Vianet Information Technology Co., Ltd., in the amount of RMB4.9 million.

For the year ended December 31, 2013, we made a loan to the seller of iJoy in the amount of RMB12.2 million.

Transactions with our Shareholders

On July 5, 2012, we acquired 21Vianet Xi’an for cash consideration of RMB16.0 million from 21Vianet Infrastructure Limited, a subsidiary of aBitCool.

Contractual Arrangements with Our Variable Interest Entities and Their Shareholders

See “Item 4.C. Information on the Company—Organizational Structure—Contractual Arrangements with Our Variable Interest Entities and Their Shareholders.”

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

Legal Proceedings

From time to time, we are subject to legal proceedings, investigations and claims incidental to the conduct of our business. We are currently not involved in any legal or administrative proceedings that may have a material adverse impact on our business, financial position or profitability.

Litigation

On September 12, 2014, a putative shareholder class action lawsuit against our company and our chief executive officer and chief financial officer, Singh v. 21Vianet Group, Inc., et al., Civil Action No. 2:14-cv-00894

(E.D. Tex.) (the “Singh Case”), was filed in the United States District Court for the Eastern District of Texas. On September 17, 2014, another putative shareholder class action against our company and our chief executive officer and chief financial officer, Sun v. 21Vianet Group, Inc., et al., Civil Action No. 4:14-cv-2677 (S.D. Tex.) (the “Sun Case”), was filed in the United States District Court for the Southern District of Texas. The complaints in the Singh Case and Sun Case allege that public filings, press releases, financial statements and other related disclosures made by our company during the alleged class period contained material misstatements and omissions, in violation of the federal securities laws, and that such public filings, press releases, financial statements and other related disclosures artificially inflated the value of our company’s ADSs. The complaints in the Singh Case and Sun Case state that plaintiffs seek to represent a class of persons who allegedly suffered damages as a result of their trading activities related to our ADSs from April 21, 2011 to September 10, 2014, and allege violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, 15 U.S.C. §§ 78j(b) and 78t(a), and Rule 10b-5 promulgated thereunder, 17 C.F.R. § 240.10b-5 (2013).

On October 1, 2014, the Sun Case was transferred upon plaintiff’s request to the United States District Court for the Eastern District of Texas. On November 12 and 13, 2014, two alleged shareholders of our company, Emily Wu (“Wu”) and Hyoung Wan Noh (“Noh”), respectively filed motions requesting the court to consolidate the two putative shareholder class action lawsuits and appoint themselves as lead plaintiffs. On December 3, 2014, Noh filed a response to Wu’s motion and acknowledged that Noh did not oppose Wu’s appointment as lead plaintiff. The Court has not ruled on the above-mentioned motions to consolidate and has not yet appointed a lead plaintiff.

The actions remain at their preliminary stages. We believe the cases are without merit and intend to defend the actions vigorously. For risks and uncertainties relating to the pending cases against us, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We have been named as a defendant in two putative shareholder class action lawsuits that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.”

Disputes with Shanghai 21Vianet Information System Co., Ltd.

Shanghai 21Vianet Information System Co., Ltd. is a company bearing “21Vianet” in its name but is not affiliated with us. In January 2008, 21Vianet Beijing and 21Vianet China brought two lawsuits against Shanghai 21Vianet Information System Co., Ltd. in a Beijing court for intellectual property rights infringement and unfair competition. 21Vianet Beijing and 21Vianet China prevailed in each case. The court ordered Shanghai 21Vianet Information System Co., Ltd. to stop infringing our trademark and stop engaging unfair competition activities. 21Vianet Beijing and 21Vianet China was also awarded RMB150,000 in damages for each case. In October 2010, 21Vianet China filed another complaint against Shanghai 21Vianet Information System Co., Ltd. for domain name infringement and unfair competition. In July 2011, Shanghai 21Vianet Information System Co., Ltd. settled the case with us and transferred the domain name www.21vianet.com.cn to us for free. However, Shanghai 21Vianet Information System Co., Ltd. may continue to include “21Vianet” as part of its official company name when the name is spelt out in full, while using “21Vianet” or our logo in a short form or other context is prohibited.

Our chairman and chief executive officer, Sheng Chen, holds a minority equity interest in Shanghai 21Vianet Information System Co., Ltd. due to historical reasons. As a result of the restriction on equity transfer pursuant to its articles of association, it is not practical for Mr. Chen to transfer his equity interest in Shanghai 21Vianet Information System Co., Ltd. to us or any other parties. Mr. Chen, however, has executed an irrevocable power of attorney, pursuant to which Mr. Chen has appointed 21Vianet Beijing as his attorney-in-fact to attend shareholders’ meeting of Shanghai 21Vianet Information System Co., Ltd. and to exercise all the shareholder’s voting rights. Such power of attorney remains valid and irrevocable so long as Mr. Chen remains the shareholder of Shanghai 21Vianet Information System Co., Ltd.

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

We are a holding company incorporated in the Cayman Islands. We rely on dividends from our operating subsidiary to fund cash and financing requirements. Our operating subsidiary is required to comply with the applicable PRC regulations when it pays dividends to us. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—We may rely on dividends paid by our operating subsidiaries to fund cash and financing requirements, and limitations on the ability of our operating subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and fund our operations.”

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

The last reported closing price for our ADSs on April 9, 2015 was US$19.90 per ADS.

	Trading Price (US$)
	High	Low
Annual High and Low
2011	22.33	8.31
2012	13.75	8.39
2013	23.64	8.52
2014	32.34	14.23

Quarterly Highs and Lows
2013
First Quarter of 2013	10.56	8.61
Second Quarter of 2013	12.20	8.52
Third Quarter of 2013	16.54	11.25
Fourth Quarter of 2013	23.64	15.75

2014
First Quarter of 2014	32.19	20.28
Second Quarter of 2014	30.41	21.73
Third Quarter of 2014	32.34	14.23
Fourth Quarter of 2014	23.00	15.11

Monthly Highs and Lows
October 2014	21.84	16.55
November 2014	23.00	18.00
December 2014	20.84	15.11
January 2015	17.99	15.31
February 2015	19.34	16.16
March 2015	18.18	15.79
April 2015 (through April 9, 2015)	16.84	20.33

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

As of the date hereof, our authorized share capital is US$15,000 divided into (i) 1,200,000,000 Class A Ordinary Shares of a nominal or par value of US$0.00001 each and (ii) 300,000,000 Class B Ordinary Shares of a nominal or par value of US$0.00001 each. As of the date of this annual report, there are 438,208,805 Class A ordinary shares and 66,506,248 Class B ordinary shares issued and outstanding.

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

An ordinary resolution to be passed by the shareholders requires a simple majority of votes attaching to the ordinary shares cast in a general meeting while a special resolution requires no less than two-thirds of the votes attaching to the ordinary shares cast in a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our memorandum and articles of association. A special resolution is required for matters including, but not limited to, amending the memorandum and articles of association of the company, reducing share capital and winding up. Our shareholders may effect certain changes by ordinary resolution, including increasing the amount of our authorized share capital, consolidating and dividing all or any of our share capital into shares of larger amount than our existing shares, and the cancellation of any authorized but unissued shares.

Transfer of Shares. Subject to the restrictions of our memorandum and articles of association, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in any usual or common form or any other form approved by our board of directors.

Our board of directors may, in its sole discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (b) the instrument of transfer is in respect of only one class of shares; (c) the instrument of transfer is properly stamped, if required; (d) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; I the shares transferred are free of any lien in favor of us; and (f) a nominal processing fee determined to be payable by our directors (not to exceed the maximum sum as NASDAQ may determine to be payable) has been paid to us in respect thereof.

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

Liquidation. On a return of capital on winding up, if the assets available for distribution among our shareholders are more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus will be distributed among shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay the whole of the share capital, the assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

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

We have entered into the following material contracts in 2014: (i) a purchase agreement dated November 29, 2014 by and among 21Vianet Group, Inc., King Venture Holdings Limited and certain other parties named therein; (ii) amendment No.1 to purchase agreement dated January 15, 2015 by and among 21Vianet Group, Inc., King Venture Holdings Limited, Mr. Sheng Chen, Personal Group Limited and Sunrise Corporate Holding Ltd.; (iii) an investor rights agreement dated January 15, 2015 by and among 21Vianet Group, Inc., King Venture Holdings Limited, Xiaomi Ventures Limited and certain other parties named therein; (iv) a purchase agreement dated December 1, 2014 by and between 21Vianet Group, Inc. and Esta Investments Pte. Ltd.; (v) amendment No.1 to purchase agreement dated January 28, 2015 by and between 21Vianet Group, Inc. and Esta Investments Pte. Ltd.; (vi) a participation rights agreement dated January 15, 2015 by and between 21Vianet Group, Inc. and Esta Investments Pte. Ltd.; (vii) a purchase agreement dated November 30, 2014 by and among 21Vianet Group, Inc., Xiaomi Ventures Limited and the other parties named therein; (viii) a registration rights agreement dated January 15, 2015 by and among 21Vianet Group, Inc., King Venture Holdings Limited and Xiaomi Ventures Limited, (ix) a share purchase agreement dated May 30, 2014, among

21Vianet Group, Inc., Sichuan Aipu Network Co., Ltd. and the sellers named therein; (x) an investment agreement dated May 30, 2014 by and among Langfang Xunchi Computer Data Processing Co., Ltd., Sichuan Aipu Network Co., Ltd., Chengdu Guotao Culture Communication Co., Ltd., Chengdu Guotao Network Technology Co., Ltd., Chengdu Chuantao Investment Partnership (LP), Suzhou Tianwei Zhongshan Jiuding Investment Center (LP), Xiamen Hongtai Jiuding Equity Partnership (LP), Beijing Hanguang Jiuding Investment Center (LP), Chengdu Everassion Equity Investment Fund Center (LP), Chengdu Zhongtao Investment Partnership (LP), Chengdu Hetao Investment Partnership (LP) and Li Jia; (xi) a share sale and purchase agreement dated August 8, 2014 by and among Upwise Investments Limited, 21Vianet Group, Inc. and Mr. Lap Man; and (xii) an equity transfer agreement in respect of Shenzhen Diyixian Communication Co., Ltd., dated August 8, 2014, among Beijing Anlai Information Communication Technology Co., Ltd., Langfang Xunchi Computer Data Processing Co., Ltd. and Shenzhen Diyixian Communication Co., Ltd.

Other than in the ordinary course of business and other than those described above, in “Item 4. Information on the Company—A. History and Development of the Company” and “Item 7—Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this annual report, we have not entered into any material contract during the two years immediately preceding the date of this annual report:

D. Exchange Controls

See “Item 4. Information on the Company—Business Overview—Regulations—Regulations on Foreign Currency Exchange.”

E. Taxation

The following summary of the material Cayman Islands, British Virgin Islands, Hong Kong, PRC and United States federal income tax consequences of an investment in our ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or Class A ordinary shares, such as the tax consequences under state, local and other tax laws.

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

Hong Kong

Our Hong Kong subsidiaries are subject to Hong Kong profits tax at a rate of 16.5% for the three years ended December 31, 2012, 2013 and 2014. We have not made a provision for Hong Kong profits tax in the consolidated financial statements because our Hong Kong subsidiaries had no assessable profits in the years ended December 31, 2012, 2013 and 2014, except for Diyixian.com Limited which was newly acquired in 2014 and has profits since acquisition.

Taiwan

The Taiwan branch of Diyixian.com Limited is incorporated in Taiwan and is subject to Taiwan profits tax rate of 17% for the year ended December 31, 2014.

People’s Republic of China Taxation

Under the New EIT Law, an enterprise established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC are considered PRC tax resident enterprises and subject to PRC income tax at the rate of 25% on worldwide income. Circular 82, as amended, clarified that dividends and other income paid by certain offshore enterprises controlled by a PRC company or a PRC company group established outside of the PRC will be considered PRC-source income and subject to PRC withholding tax, currently at a rate of 10% (or a lower rate under an applicable tax treaty, if any), when paid to non-PRC enterprise shareholders. Under the implementation regulations to the New EIT Law, a “place of effective management” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, the circular mentioned above specifies that certain offshore enterprises controlled by a PRC company or a PRC company group will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision-making bodies; key properties, accounting books, the company seal, and minutes of board meetings and shareholders meetings; and half or more of the senior management or directors having voting rights. Although the circular only applies to offshore enterprises controlled by PRC enterprises and not those controlled by PRC individuals, the determining criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “place of effective management” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals.

We believe that we are not a PRC resident enterprise. However, if the PRC tax authorities determine we are a PRC resident enterprise for EIT purposes, we may be required to withhold tax at the rate of 10% (or a lower rate under an applicable tax treaty, if any) from dividends we pay to our non-PRC resident enterprise shareholders (20% for non-PRC individual shareholders), including the holders of our ADSs. In addition, non-PRC holders of shares and ADSs may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or Class A ordinary shares at the same rates if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC holders of shares and ADSs would be able to claim the benefits of any tax treaties between their jurisdictions of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. See “Risk Factors—Risks Related to Doing Business in China—Under the New PRC Enterprise Income Tax Law, we may be classified as a “resident enterprise” of China. Such classification could result in unfavorable tax consequences to us and our non-PRC holders of shares and ADSs.”

United States Federal Income Tax Considerations

The following is a summary of the principal United States federal income tax consequences of the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder, as defined below, that acquires our ADSs and holds our ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This summary is based upon current United States federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the United States Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This summary does not discuss all aspects of

United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, tax-exempt organizations (including private foundations), investors who are not U.S. Holders, investors who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar), all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any state, local, or non-United States tax considerations. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our ADSs or Class A ordinary shares.

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

Although the law in this regard is not entirely clear, we treat our variable interest entities as being owned by us for United States federal income tax purposes because we control their management decisions and we are entitled to substantially all of their economic benefits and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our variable interest entities for United States federal income tax purposes, we would likely be treated as a PFIC for our taxable year ended December 31, 2014 and for subsequent taxable years.

Assuming that we are the owner of our variable interest entities for United States federal income tax purposes, we believe that we primarily operate as an active provider of managed hosting and cloud services in China. Based on the market price of our ADSs and Class A ordinary shares, the value of our assets, and the composition of our assets and income, we believe that we were not a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2014 and we do not expect to be a PFIC in subsequent years. While we do not anticipate becoming a PFIC, because the value of our assets for purpose of the asset test may be determined, in part, by reference to the market price of our ADSs or Class A ordinary shares, fluctuations in the market price of our ADSs and Class A ordinary shares may cause us to become a PFIC for the current or any subsequent taxable year. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

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

Medicare Tax

Recently effective legislation generally imposes a 3.8% Medicare tax on a portion or all of the net investment income of certain individuals with a modified adjusted gross income of over $200,000 (or $250,000 in the case of joint filers or $125,000 in the case of married individuals filing separately) and on the undistributed net investment income of certain estates and trusts. For these purposes, “net investment income” generally includes interest, dividends (including dividends paid with respect to our ADSs or Class A ordinary shares), annuities, royalties, rents, net gain attributable to the disposition of property not held in a trade or business (including net gain from the sale, exchange or other taxable disposition of an ADS or Class A ordinary share) and certain other income, reduced by any deductions properly allocable to such income or net gain. U.S. holders are urged to consult their tax advisors regarding the applicability of the Medicare tax to their income and gains in respect of their investment in the ADSs or Class A ordinary shares.

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expenses incurred in respect of bonds payable, bank and other borrowings, mandatorily redeemable noncontrolling interests in Asia Cloud Investment, capital lease obligations as well as interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. As of December 31, 2014, we had: (i) short-term and long-term bank borrowings (current portions) with an aggregate outstanding balance of RMB215.8 million (US$34.8 million); (ii) long-term bank borrowings (excluding current portions) with an aggregate outstanding balance of RMB61.7 million (US$9.9 million); (iii) long-term other borrowings with an outstanding balance of RMB900 million (US$145.1 million); (iv) an outstanding principal balance of RMB2,264.3 million (US$364.9 million) with respect to the 2016 Bonds and 2017 Bonds payable; and (v) a mandatorily redeemable noncontrolling interest liability of RMB100 million (US$16.1 million).

The short-term bank borrowings bore a weighted average interest rate of 6.36% per annum. The long-term bank and other borrowings bore weighted-average interest rates of 6.00% and 4.00% per annum, respectively. The 2016 Bonds bore a coupon rate of 7.875% per annum and an effective interest rate of 9.29% per annum. The 2017 Bonds bore an interest rate of 6.875% per annum and an effective interest rate of 7.39% per annum. The cumulative dividend rate on the mandatorily redeemable noncontrolling interest is 8.00% per annum. We also had RMB911.2 million (US$146.9 million) in short-term investments with original maturities of greater than 90 days but less than 365 days. A hypothetical one percentage point (100 basis-point) decrease in interest rates would have resulted in a decrease of approximately RMB12.6 million (US$2.0 million) in interest expense for the year ended December 31, 2014. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments and interest-bearing obligations carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income and interest expenses may fluctuate due to changes in market interest rates.

Foreign Exchange Risk

We earn substantially all of our revenues and incur most of our expenses in Renminbi, and almost all of our sales contracts are denominated in Renminbi. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge our exposure to such risk. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs is traded in U.S. dollars. The Renminbi depreciated by 0.4% against the U.S. dollar in 2014. A hypothetical 10% decrease in the exchange rate of the U.S. dollar against the RMB would have resulted in a decrease of RMB10.6 million (US$1.7 million) in the value of our U.S. dollar-denominated financial assets at December 31, 2014.

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

Inflation Risk

In the last three years, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2012, 2013 and 2014 were 2.6%, 2.6% and 2.0%, respectively. The year-over-year percent changes in the consumer price index for January 2013, 2014 and 2015 were increases of 2.0%, 2.5% and 0.8%, respectively. Although we have not been materially affected by inflation in the past, we cannot assure you that we will not be affected in the future by higher rates of inflation in China.

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

Fees and Other Payments Made by the Depositary to Us

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. For the year ended December 31, 2014, we were entitled to US$859,413 from the depositary as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program.

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

Management’s Report on Internal Control over Financial Reporting

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

Our management, with the participation of our chief executive officer and chief financial officer, conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2014. In making this assessment, we used the criteria established within the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Our management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Sichuan Aipu Group Network Co., Ltd and Dermot Holding Limited, which are included in the 2014 consolidated financial statements of 21Vianet Group, Inc. and constituted RMB3,443.9 million and RMB2,513.0 million of total and net assets, respectively, as of December 31, 2014 and RMB578.3 million and RMB50.8 million of revenues and net income, respectively, for the year then ended Based on this assessment, our management has concluded that, as of December 31, 2014, our internal control over financial reporting was effective.

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has audited our internal control over financial reporting as of December 31, 2014 and has issued an attestation report set forth below.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and the Shareholders of 21Vianet Group, Inc.:

We have audited 21Vianet Group, Inc.’s (the “Company”) internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

As indicated in the accompanying Management’s Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Sichuan Aipu Group Network Co., Ltd and Dermot Holding Limited, which are included in the 2014 consolidated financial statements of 21Vianet Group, Inc. and constituted RMB3,443.9 million and RMB2,513.0 million of total and net assets, respectively, as of December 31, 2014 and RMB578.3 million and RMB50.8 million of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of 21Vianet Group, Inc. also did not include an evaluation of the internal control over financial reporting of Sichuan Aipu Group Network Co., Ltd and Dermot Holding Limited.

In our opinion, 21Vianet Group, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of 21Vianet Group, Inc. as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income (loss), cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2014 and our report dated April 10, 2015 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Shanghai, the People’s Republic of China

April 10, 2015

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

	For the Year Ended December 31, (in US$ thousands)
	2013	2014
Audit fees(1)	1,298	1,561
Audit-related fees(2)	253	237
Tax fees	—	5

Notes:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by Ernst & Young Hua Ming LLP for the audit of our annual financial statements.
(2)	“Audit-related fees” means the aggregate fees billed for services provided in connection with offering of the 2016 Bonds and 2017 Bonds.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Ernst & Young Hua Ming LLP, including audit, audit-related and tax services as described above, prior to the commencement of such services.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On August 26, 2014, our board of directors approved a US$5 million share repurchase program, pursuant to which we were authorized to repurchase up to US$5 million of our own outstanding shares within the next 12 months. On September 4, 2014, our board of directors approved a US$100 million share repurchase program, pursuant to which we were authorized to repurchase up to US$100 million of our own outstanding shares within the next 12 months. The share repurchase program permitted us to purchase shares from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades or legally permissible ways depending on the market conditions and in accordance with applicable rules and regulations. For the period from August 26, 2014 to December 31, 2014, we repurchased 1,553,085 ADSs for a consideration of US$34.7 million under our share repurchase program.

The following table sets forth a summary of our repurchase of our ADSs made in the year 2014 under the share repurchase programs described in the paragraph above.

Period	Total Number of ADSs Purchased(2)	Average Price Paid Per ADS(2)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs(1)	Maximum Dollar Value of ADSs that May Yet Be Purchased Under Plans or Programs (US$)
August 26 through September 25, 2014	1,553,085	22.35	1,553,085	70,284,307

(1)	On August 26, 2014, our board of directors approved a share repurchase program, under which we may repurchase up to US$5 million worth of our outstanding shares within the next 12 months. On September 4, 2014, our board of directors approved a share repurchase program, under which we may repurchase up to US$100 million worth of our outstanding shares within the next 12 months.
(2)	Each ADS represents six Class A ordinary shares.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Certain corporate governance practices in the Cayman Islands, which is our home country, are considerably different than the standards applied to U.S. domestic issuers. NASDAQ Stock Market Rules provide that foreign private issuers are exempt from certain corporate governance requirements of NASDAQ and may follow their home country practices, subject to certain exceptions and requirements to the extent that such exemptions would be contrary to U.S. federal securities laws and regulations. We currently follow our home country practice that: (i) does not require us to solicit proxy and hold meetings of our shareholders every year, (ii) does not restrict a company’s transactions with directors, requiring only that directors exercise a duty of care and owe a fiduciary duty to the companies for which they serve, (iii) does not require us to obtain shareholder approval for issuing additional securities exceeding 20% of our outstanding ordinary shares, and (iv) does not require us to seek shareholders’ approval for amending our share incentive plan. In the future, we may rely on other exemptions provided by NASDAQ.

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

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Fourth Amended and Restated Memorandum and Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.2 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 4, 2011)

2.1	Specimen American Depositary Receipt of the Registrant (incorporated by reference to Exhibit 4.1 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

2.2	Specimen Certificate for Class A Ordinary Shares of the Registrant (incorporated by reference to Exhibit 4.2 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

2.3	Deposit Agreement among the Registrant, the depositary and holders and beneficial holders of the American Depositary Shares (incorporated by reference to Exhibit 4.3 from our registration statement on Form S-8 (File No. 333-177273), as amended, filed with the Commission on October 13, 2011)

2.4	Amended and Restated Shareholders Agreement between the Registrant and other parties therein dated January 14, 2011 (incorporated by reference to Exhibit 4.4 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

2.5	Fiscal Agency Agreement, dated March 20, 2013, between 21Vianet Group Inc. and Citicorp International Limited (incorporated by reference to Exhibit 2.5 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 19, 2013)

4.1	Form of Indemnification Agreement between the Registrant and its Directors (incorporated by reference to Exhibit 10.3 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.2	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.4 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.3	English translation of Loan Agreement dated January 28, 2011, between 21Vianet Data Center Co., Ltd. and the shareholders of Beijing aBitCool Network Technology Co., Ltd. (incorporated by reference to Exhibit 4.7 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 19, 2013)

4.4	English translation of Share Pledge Agreement dated February 23, 2011, among 21Vianet Data Center Co., Ltd., Beijing aBitCool Network Technology Co., Ltd. and the shareholders of Beijing aBitCool Network Technology Co., Ltd. (incorporated by reference to Exhibit 10.6 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.5	English translation of Form Irrevocable Power of Attorney, by the shareholders of Beijing aBitCool Network Technology Co., Ltd. (incorporated by reference to Exhibit 10.7 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.6	English Translation of Power of Attorney dated September 30, 2010, by 21Vianet Data Center Co., Ltd. (incorporated by reference to Exhibit 10.8 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

Exhibit Number	Description of Document

4.7	Exclusive Technical Consulting and Services Agreement dated December 19, 2006, between 21Vianet Data Center Co., Ltd. and Beijing aBitCool Network Technology Co., Ltd. (incorporated by reference to Exhibit 10.9 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.8	Optional Share Purchase Agreement dated December 19, 2006, among 21Vianet Data Center Co., Ltd., Beijing aBitCool Network Technology Co., Ltd. (previously known as 21ViaNet System Limited), Beijing 21Vianet Broad Band Data Center Co., Ltd. and the shareholders of Beijing aBitCool Network Technology Co., Ltd. (incorporated by reference to Exhibit 10.10 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.9	Commitment Letter dated September 30, 2010, by AsiaCloud Inc., 21Vianet Data Center Co., Ltd., Sheng Chen and Jun Zhang (incorporated by reference to Exhibit 4.13 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 19, 2013)

4.10	2010 Share Incentive Plan, as amended on January 14, 2011 and July 6, 2012 (incorporated by reference to Exhibit 10.12 from our Form S-8 (File No. 333-187695), initially filed with the Commission on April 3, 2013)

4.11	English translation of Form of Service Agreement of Beijing aBitCool Network Technology Co., Ltd. (incorporated by reference to Exhibit 10.13 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.12	English translation of Form Asset Transfer Agreement (incorporated by reference to Exhibit 10.19 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.13	English summary of Property Lease Agreement dated February 4, 2013, between Beijing Xingguang Tuocheng Investment Co., Ltd. and Beijing 21Vianet Broad Band Data Center Co., Ltd. (incorporated by reference to Exhibit 4.18 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 19, 2013)

4.14	Purchase Agreement dated September 31, 2013, among 21Vianet Group, Inc., the sellers named therein and Esta Investments Pte Ltd (incorporated by reference to Exhibit 99.1 from Form Schedule 13D (File No. 005-86326), initially filed by Esta Investments Pte Ltd and other filers with the Commission on October 25, 2013)

4.15	Investor Rights Agreement dated October 11, 2013, among 21Vianet Group, Inc., Esta Investments Pte Ltd and certain other parties named therein (incorporated by reference to Exhibit 99.2 from Form Schedule 13D (File No. 005-86326), initially filed by Esta Investments Pte Ltd and other filers with the Commission on October 25, 2013)

4.16	Registration Rights Agreement dated October 11, 2013, between 21Vianet Group, Inc. and Esta Investments Pte Ltd (incorporated by reference to Exhibit 99.3 from Form Schedule 13D (File No. 005-86326), initially filed by Esta Investments Pte Ltd and other filers with the Commission on October 25, 2013)

4.17	Purchase Agreement dated December 1, 2014, between 21Vianet Group, Inc. and Esta Investments Pte. Ltd. (incorporated by reference to Exhibit 99.5 from Form Schedule 13D/A (File No. 005-86326), initially filed by Esta Investments Pte. Ltd. and other filers with the Commission on December 2, 2014)

Exhibit Number	Description of Document

4.18	Participation Rights Agreement dated January 15, 2015, between 21Vianet Group, Inc. and Esta Investments Pte. Ltd. (incorporated by reference to Exhibit 99.6 from Form Schedule 13D/A (File No. 005-86326), initially filed by Esta Investments Pte. Ltd. and other filers with the Commission on January 16, 2016)

4.19	Amendment No.1 to Purchase Agreement dated January 28, 2015, between 21Vianet Group, Inc. and Esta Investments Pte. Ltd. (incorporated by reference to Exhibit 99.7 from Form Schedule 13D/A (File No. 005-86326), initially filed by Esta Investments Pte. Ltd. and other filers with the Commission on January 29, 2015)

4.20	Purchase Agreement dated November 29, 2014, among 21Vianet Group, Inc., King Venture Holdings Limited and certain other parties named therein (incorporated by reference to Exhibit 7.02 from Form Schedule 13D (File No. 005-86326), initially filed by King Venture Holdings Limited and other filers with the Commission on January 20, 2015)

4.21	Amendment No.1 to Purchase Agreement dated January 15, 2015, among 21Vianet Group, Inc., King Venture Holdings Limited, Mr. Sheng Chen, Personal Group Limited and Sunrise Corporate Holding Ltd. (incorporated by reference to Exhibit 7.03 from Form Schedule 13D (File No. 005-86326), initially filed by King Venture Holdings Limited and other filers with the Commission on January 20, 2015)

4.22	Investor Rights Agreement dated January 15, 2015, among 21Vianet Group, Inc., King Venture Holdings Limited, Xiaomi Ventures Limited and certain other parties named therein (incorporated by reference to Exhibit 7.04 from Form Schedule 13D (File No. 005-86326), initially filed by King Venture Holdings Limited and other filers with the Commission on January 20, 2015)

4.23	Registration Rights Agreement dated January 15, 2015, among 21Vianet Group, Inc., King Venture Holdings Limited and Xiaomi Ventures Limited (incorporated by reference to Exhibit 7.05 from Form Schedule 13D (File No. 005-86326), initially filed by King Venture Holdings Limited and other filers with the Commission on January 20, 2015)

4.24*	Purchase Agreement dated November 30, 2014, among 21Vianet Group, Inc., Xiaomi Ventures Limited and certain other parties named therein

4.25*	English translation of Loan Agreement dated July 1, 2014, among Abitcool (China) Broadband Inc., Sheng Chen and Jun Zhang

4.26*	English translation of Equity Pledge Agreement dated July 1, 2014, among Abitcool (China) Broadband Inc., Sheng Chen and Jun Zhang

4.27*	English translation of Form Irrevocable Power of Attorney, by the shareholders of aBitcool Small Micro Network Technology (BJ) Co., Ltd.

4.28*	English translation of Power of Attorney dated July 1, 2014, by Abitcool (China) Broadband Inc.

4.29*	English translation of Exclusive Technology Consulting and Services Agreement dated July 1, 2014, between Abitcool (China) Broadband Inc. and aBitcool Small Micro Network Technology (BJ) Co., Ltd.

4.30*	English translation of Exclusive Services Agreement dated July 1, 2014, between Abitcool (China) Broadband Inc. and aBitcool Small Micro Network Technology (BJ) Co., Ltd.

4.31*	English translation of Exclusive Call Option Agreement dated July 1, 2014, among aBitCool Broadband Inc. (which later changed its name to WiFire Group Inc.), Sheng Chen, Jun Zhang and aBitcool Small Micro Network Technology (BJ) Co., Ltd.

Exhibit Number	Description of Document

4.32*	English translation of Commitment Letter dated July 1, 2014 by Sheng Chen, Jun Zhang and aBitcool Small Micro Network Technology (BJ) Co., Ltd.

4.33*	Fiscal Agency Agreement, dated June 24, 2015, between 21Vianet Group, Inc. and Citicorp International Limited

4.34*	English translation of Share Purchase Agreement, dated May 30, 2014, among 21Vianet Group, Inc., Sichuan Aipu Network Co., Ltd. and the sellers named therein

4.35*	English translation of Investment Agreement, dated May 30, 2014, among Langfang Xunchi Computer Data Processing Co., Ltd., Sichuan Aipu Network Co., Ltd., Chengdu Guotao Culture Communication Co., Ltd., Chengdu Guotao Network Technology Co., Ltd., Chengdu Chuantao Investment Partnership (LP), Suzhou Tianwei Zhongshan Jiuding Investment Center (LP), Xiamen Hongtai Jiuding Equity Partnership (LP), Beijing Hanguang Jiuding Investment Center (LP), Chengdu Everassion Equity Investment Fund Center (LP), Chengdu Zhongtao Investment Partnership (LP), Chengdu Hetao Investment Partnership (LP) and Li Jia

4.36*	Share Sale and Purchase Agreement, dated August 8, 2014, among Upwise Investments Limited, 21Vianet Group, Inc. and Mr. Lap Man (Confidential treatment will be requested with respect to certain portions of this exhibit)

4.37*	Equity Transfer Agreement in respect of Shenzhen Diyixian Communication Co., Ltd., dated August 8, 2014, among Beijing Anlai Information Communication Technology Co., Ltd., Langfang Xunchi Computer Data Processing Co., Ltd. and Shenzhen Diyixian Communication Co., Ltd.

4.38*	2014 Share Incentive Plan, as amended on April 1, 2015

8.1*	List of Subsidiaries and Principal Consolidated Affiliated Entities

11.1	Code of Business Conduct and Ethics of Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young Hua Ming LLP, Independent Registered Public Accounting Firm

15.2*	Consent of Beijing DHH Law Firm

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this Annual Report on Form 20-F.
**	Furnished with Annual Report on Form 20-F.

21VIANET GROUP, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of

21Vianet Group, Inc.

We have audited the accompanying consolidated balance sheets of 21Vianet Group, Inc. (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income (loss), cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of 21Vianet Group, Inc. at December 31, 2014 and 2013, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), 21Vianet Group, Inc.’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 10, 2015 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Shanghai, the People’s Republic of China

April 10, 2015

21VIANET GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

		As of December 31,
	Note	2013	2014
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		1,458,856	644,415	103,861
Restricted cash		193,020	161,649	26,053
Accounts and notes receivable (net of allowance for doubtful accounts of RMB547 and RMB10,416 (US$1,678) as of December 31, 2013 and 2014, respectively)	5	610,413	739,945	119,258
Short-term investments	6	1,101,826	911,242	146,866
Inventories	7	—	10,059	1,621
Prepaid expenses and other current assets	8	154,875	309,441	49,869
Deferred tax assets	23	14,096	35,002	5,641
Amounts due from related parties	24	67,498	54,867	8,843

Total current assets		3,600,584	2,866,620	462,012

Non-current assets:
Property and equipment, net	9	1,402,177	3,036,707	489,429
Intangible assets, net	10	336,889	1,404,453	226,357
Land use rights	11	—	66,175	10,665
Goodwill	12	410,500	1,755,970	283,011
Restricted cash		219,056	121,415	19,569
Deferred tax assets	23	17,869	42,573	6,862
Long-term investments	13	106,727	126,307	20,357
Amounts due from related parties	24	—	98,500	15,875
Other non-current assets		37,760	121,461	19,576

Total non-current assets		2,530,978	6,773,561	1,091,701

Total assets		6,131,562	9,640,181	1,553,713

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

		As of December 31,
	Note	2013	2014
		RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings (including short-term bank borrowings of the Consolidated VIEs without recourse to the primary beneficiaries of RMB173,726 and RMB160,181 (US$25,816) as of December 31, 2013 and 2014, respectively)	14	173,726	160,181	25,816
Accounts and notes payable (including accounts and notes payable of the Consolidated VIEs without recourse to the primary beneficiaries of RMB186,381 and RMB340,519 (US$54,882) as of December 31, 2013 and 2014, respectively)		188,217	386,074	62,224
Accrued expenses and other payables (including accrued expenses and other payables of the Consolidated VIEs without recourse to the primary beneficiaries of RMB195,816 and RMB375,124 (US$60,459) as of December 31, 2013 and 2014, respectively)	15	292,421	599,491	96,620
Advances from customers (including advances from customers of the Consolidated VIEs without recourse to the primary beneficiaries of RMB546 and RMB97,679 (US$15,743) as of December 31, 2013 and 2014, respectively)		546	97,679	15,743
Deferred revenue (including deferred revenue of the Consolidated VIEs without recourse to the primary beneficiaries of RMB32,558 and RMB338,655 (US$54,581) as of December 31, 2013 and 2014, respectively)		32,558	347,441	55,997
Income taxes payable (including income taxes payable of the Consolidated VIEs without recourse to the primary beneficiaries of RMB11,427 and RMB27,677(US$4,461) as of December 31, 2013 and 2014, respectively)		11,476	35,013	5,643
Amounts due to related parties (including amounts due to related parties — current of the Consolidated VIEs without recourse to the primary beneficiaries of RMB47,755 and RMB53,371 (US$8,602) as of December 31, 2013 and 2014, respectively)	24	147,699	326,804	52,671
Current portion of long-term bank and other borrowings (including current portion of long-term bank and other borrowings of the Consolidated VIEs without recourse to the primary beneficiaries of nil and RMB900,000(US$145,054) as of December 31, 2013 and 2014, respectively)	14	197,000	955,647	154,022
Current portion of capital lease obligations (including current portion of capital lease obligations of the Consolidated VIEs without recourse to the primary beneficiaries of RMB14,600 and RMB54,984(US$8,862) as of December 31, 2013 and 2014, respectively)	16	14,600	71,939	11,594
Deferred government grant (Deferred government grant of the Consolidated VIEs without recourse to the primary beneficiaries of nil and RMB6,150 (US$991) as of December 31, 2013 and 2014, respectively)	18	—	6,150	991
Deferred tax liabilities (including deferred tax liabilities of the Consolidated VIEs without recourse to the primary beneficiaries of RMB3,115 and RMB2,696(US$435) as of December 31, 2013 and 2014, respectively)	23	3,115	2,696	435

Total current liabilities		1,061,358	2,989,115	481,756

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

		As of December 31,
	Note	2013	2014
		RMB	RMB	US$
Non-current liabilities:
Amounts due to related parties (including amounts due to related parties of the Consolidated VIEs without recourse to the primary beneficiaries of nil and nil as of December 31, 2013 and 2014, respectively)	24	78,321	280,728	45,245
Long-term bank and other borrowings (including long-term bank and other borrowings of the Consolidated VIEs without recourse to the primary beneficiaries of RMB900,000 and nil as of December 31, 2013 and 2014, respectively)	14	965,740	61,673	9,940
Deferred revenue (including deferred revenue of the Consolidated VIEs without recourse to the primary beneficiaries of nil and RMB74,044 (US$11,934) as of December 31, 2013 and 2014, respectively)		—	74,044	11,934
Bonds payable (including bonds payable of the Consolidated VIEs without recourse to the primary beneficiaries of nil and nil as of December 31, 2013 and 2014, respectively)	17	998,505	2,264,064	364,901
Non-current portion of capital lease obligations (including non-current portion of capital lease obligations of the Consolidated VIEs without recourse to the primary beneficiaries of RMB337,122 and RMB458,632 (US$73,918) as of December 31, 2013 and 2014, respectively)	16	337,139	511,679	82,468
Unrecognized tax benefits (including unrecognized tax benefits of the Consolidated VIEs without recourse to the primary beneficiaries of RMB18,559 and RMB20,453 (US$3,296) as of December 31, 2013 and 2014, respectively)	23	18,559	20,453	3,296
Deferred tax liabilities (including deferred tax liabilities of the Consolidated VIEs without recourse to the primary beneficiaries of RMB74,417 and RMB227,821 (US$36,718) as of December 31, 2013 and 2014, respectively)	23	78,593	310,340	50,018
Deferred government grants (including deferred government grants of the Consolidated VIEs without recourse to the primary beneficiaries of RMB18,046 and RMB27,422 (US$4,420) as of December 31, 2013 and 2014, respectively)	18	18,046	27,422	4,420
Mandatorily redeemable noncontrolling interests (including mandatorily redeemable noncontrolling interests of the Consolidated VIEs without recourse to the primary beneficiaries of RMB100,000 and RMB100,000 (US$16,117) as of December 31, 2013 and 2014, respectively)	1(c)	100,000	100,000	16,117

Total non-current liabilities		2,594,903	3,650,403	588,339

Total liabilities		3,656,261	6,639,518	1,070,095

Commitments and contingencies	30
Redeemable noncontrolling interests	28	—	773,706	124,699

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

		As of December 31,
	Note	2013	2014
		RMB	RMB	US$
Shareholders’ equity:
Class A Ordinary shares (par value of US$0.00001 per share; 470,000,000 and 1,200,000,000 shares authorized; 344,745,991 and 346,803,765 shares issued and outstanding as of December 31, 2013 and 2014, respectively)	27	22	23	3
Class B Ordinary Shares (par value of US$0.00001 per share; 300,000,000 and 300,000,000 shares authorized; 53,480,544 and 49,430,544 shares issued and outstanding as of December 31, 2013 and 2014, respectively)	27	4	3	1
Additional paid-in capital		3,944,764	4,225,029	680,951
Accumulated other comprehensive loss	20	(82,589)	(65,754)	(10,598)
Statutory reserves		35,178	52,263	8,423
Accumulated deficit		(1,429,410)	(1,794,975)	(289,297)
Treasury stock	19	(8,917)	(213,665)	(34,437)

Total 21Vianet Group, Inc. shareholders’ equity		2,459,052	2,202,924	355,046
Noncontrolling interest		16,249	24,033	3,873

Total shareholders’ equity		2,475,301	2,226,957	358,919

Total liabilities, redeemable noncontrolling interests and shareholders’ equity		6,131,562	9,640,181	1,553,713

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

		For the year ended December 31,
	Note	2012	2013	2014
		RMB	RMB	RMB	US$
Net revenues
Hosting and related services		866,882	1,259,260	1,980,688	319,229
Managed network services		657,276	707,457	895,759	144,370

Total net revenues		1,524,158	1,966,717	2,876,447	463,599
Cost of revenues		(1,098,477)	(1,449,845)	(2,066,304)	(333,028)

Gross profit		425,681	516,872	810,143	130,571

Operating expenses
Sales and marketing expenses		(109,871)	(154,479)	(287,229)	(46,293)
General and administrative expenses		(153,512)	(186,907)	(493,309)	(79,507)
Research and development expenses		(63,929)	(77,831)	(121,676)	(19,611)
Changes in the fair value of contingent purchase consideration payables		(17,430)	(55,882)	(22,629)	(3,647)

Operating profit (loss)		80,939	41,773	(114,700)	(18,487)

Interest income		16,301	48,503	67,904	10,944
Interest expense		(11,376)	(136,775)	(232,020)	(37,395)
Loss on debt extinguishment	17	—	—	(41,581)	(6,702)
Other income		11,616	6,232	26,560	4,281
Other expense		(2,167)	(2,112)	(1,040)	(168)
Loss from equity method investment		(1,101)	(1,372)	(671)	(108)
Foreign exchange gain (loss)		(397)	7,072	(16,256)	(2,620)

Profit (loss) before income taxes		93,815	(36,679)	(311,804)	(50,255)

Income tax expense	23	(36,159)	(10,324)	(16,673)	(2,687)

Net profit (loss)		57,656	(47,003)	(328,477)	(52,942)

Net income attributable to noncontrolling interest		(1,332)	(1,223)	(20,003)	(3,224)

Net profit (loss) attributable to the Company’s ordinary shareholders		56,324	(48,226)	(348,480)	(56,166)

Earnings (Loss) per share:
Basic	26	RMB 0.16	RMB (0.13)	RMB (0.89)	US$ (0.14)

Diluted	26	RMB 0.16	RMB (0.13)	RMB (0.89)	US$ (0.14)

Shares used in earnings (loss) per share computation:
Basic	26	342,533,167	364,353,974	401,335,788	401,335,788
Diluted	26	356,784,209	364,353,974	401,335,788	401,335,788

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For the year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
Net profit (loss)	57,656	(47,003)	(328,477)	(52,942)
Other comprehensive (loss) income, net of tax of nil:
Foreign currency translation adjustments, net of tax of nil	(2,588)	(25,222)	16,835	2,713
Other comprehensive (loss) income, net of tax of nil	(2,588)	(25,222)	16,835	2,713
Comprehensive income (loss)	55,068	(72,225)	(311,642)	(50,229)
Less: comprehensive income attributable to noncontrolling interest	(1,332)	(1,223)	(20,003)	(3,224)
Comprehensive income (loss) attributable to the Company’s ordinary shareholders	53,736	(73,448)	(331,645)	(53,453)

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For the year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit (loss)	57,656	(47,003)	(328,477)	(52,942)
Adjustments to reconcile net profit (loss) to net cash generated from operating activities:
Foreign exchange loss (gain)	397	(7,072)	16,256	2,620
Changes in the fair value of contingent purchase consideration payables	17,430	55,882	22,629	3,647
Depreciation of property and equipment	92,786	141,286	278,986	44,964
Amortization of intangible assets	35,377	58,903	127,669	20,577
Loss (gain) on disposal of property and equipment	1,786	347	(2,659)	(429)
Provision for doubtful accounts and other receivables	538	550	9,913	1,598
Stock based compensation expense	67,632	67,769	233,735	37,671
Deferred income taxes benefit	(9,322)	(19,581)	(28,728)	(4,630)
Bargain purchase gain	(10,539)	—	—	—
Loss from equity method investment	1,101	1,372	671	108
Loss on debt extinguishment	—	—	41,581	6,702

Changes in operating assets and liabilities, net of effects of acquisitions:
Restricted cash	—	(871)	(47,175)	(7,603)
Accounts and notes receivable	(131,783)	(303,391)	(81,744)	(13,175)
Inventories	—	—	(2,341)	(377)
Prepaid expenses and other current assets	(7,131)	(44,596)	(103,314)	(16,651)
Amounts due from related parties	35,713	(7,651)	(1,757)	(283)
Accounts and notes payables	20,204	61,269	121,698	19,614
Unrecognized tax benefits (expense)	(14,461)	6,219	1,894	305
Accrued expenses and other payables	(660)	103,952	(46,945)	(7,561)
Deferred revenue	—	9,582	(10,643)	(1,716)
Advances from customers	(7,155)	546	97,133	15,655
Income taxes payable	17,639	(12,772)	8,946	1,442
Deferred government grants	12,974	(747)	13,409	2,161
Amounts due to related parties	(6,259)	538	4,628	746

Net cash generated from operating activities	173,923	64,531	325,365	52,443

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For the year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(446,725)	(419,126)	(800,510)	(129,019)
Assets acquisition of BJ Yichengtaihe	—	—	(137,445)	(22,152)
Purchases of intangible assets	(133,882)	(36,181)	(58,201)	(9,381)
Proceeds from disposal of property and equipment	202	241	16,638	2,682
Payments for short-term investments	(267,434)	(1,098,268)	(152,143)	(24,521)
Loans to related parties	(15,024)	(37,050)	(118,626)	(19,119)
Loans to third parties	—	—	(198,422)	(31,980)
Receipt of loans to related parties	—	1,219	38,999	6,285
Receipt of loan to a third party	—	—	50,000	8,059
Proceeds received from maturity of short-term investments	939,273	219,143	442,998	71,398
Payments for business acquisitions, net of cash acquired (Note 4)	(67,067)	(61,793)	(1,308,221)	(210,847)
Payments for long-term investments	(50,500)	(50,500)	(36,864)	(5,941)
Loans to seller of iJoy	(12,885)	—	—	—
Loans to seller of BJ Yichengtaihe	—	(24,000)	—	—
Deposit for acquisition of BJ Yichengtaihe	—	(1,000)	—	—
Restricted cash	(121,628)	—	—	—

Net cash used in investing activities	(175,670)	(1,507,315)	(2,261,797)	(364,536)

CASH FLOWS FROM FINANCING ACTIVITIES
Restricted cash	(287,188)	(383)	81,151	13,079
Proceeds from mandatorily redeemable noncontrolling interests (Note 1(c))	—	100,000	—	—
Proceeds from exercise of stock options	3,300	6,470	2,981	480
Proceeds from issuance of ordinary shares	—	533,301	—	—
Repurchase of ordinary shares	—	(59,822)	(213,665)	(34,437)
Consideration paid to selling shareholders	—	(78,685)	—	—
Proceeds received on behalf of selling shareholders	—	78,685	—	—
Dividends paid to a noncontrolling shareholders of subsidiary	—	(3,476)	—	—
Repurchase of bonds (Note 17)			(760,607)	(122,588)
Proceeds from issuance of bonds, net	—	972,841	1,980,640	319,221
Proceeds from long-term bank and other borrowings	231,879	935,861	48,076	7,748
Proceeds from short-term bank borrowings	176,961	200,044	362,928	58,493
Repayment of long-term bank borrowings	(1,000)	(4,000)	(195,785)	(31,555)
Repayment of short-term bank borrowings	(100,000)	(203,279)	(380,418)	(61,312)
Payments for business acquisitions, net of cash acquired (Note 4)	—	—	(4,870)	(785)
Payment for acquisition of property and equipment through capital leases	—	—	(31,983)	(5,155)
Rental prepayments and deposits for sales and leaseback transactions	—	—	(30,716)	(4,951)
Advance of loan from a third party	—	—	150,000	24,176
Repayment of loan from a third party	—	—	(50,000)	(8,059)
Proceeds from sales and leaseback transactions	—	—	164,000	26,432

Net cash generated from financing activities	23,952	2,477,557	1,121,732	180,787

Effect of foreign exchange rate changes on cash and cash equivalents	(340)	(8,171)	259	42

Net increase (decrease) in cash and cash equivalents	21,865	1,026,602	(814,441)	(131,264)
Cash and cash equivalents at beginning of year	410,389	432,254	1,458,856	235,125

Cash and cash equivalents at end of year	432,254	1,458,856	644,415	103,861

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For the year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
Supplemental disclosures of cash flow information:
Income taxes paid	(44,491)	(38,119)	(32,750)	(5,278)
Interest paid	(10,630)	(62,123)	(229,348)	(36,964)
Interest received	19,598	27,097	83,376	13,438

Supplemental disclosures of non-cash activities:
Purchase of property and equipment through capital leases	(10,837)	262,668	231,879	37,372
Purchase of property and equipment included in accrued expenses and other payables, notes payable, and amounts due to related parties	12,797	44,573	125,682	20,256
Purchase of intangible assets included in accrued expenses and other payables	19,761	(10,187)	(4,946)	(797)
Contingent consideration related to the acquisitions included in amount due to related parties	(23,889)	35,483	370,752	59,754

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

	Note	Number of ordinary shares	Treasury Stock	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Statutory reserves	Accumulated deficit	Total 21Vianet Group, Inc. shareholders’ equity	Noncontrolling interest	Total shareholders’ equity
			RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2012		335,626,036	(168,018)	23	3,277,658	(54,779)	15,837	(1,418,167)	1,652,554	17,170	1,669,724
Consolidated net profit		—	—	—	—	—	—	56,324	56,324	1,332	57,656
Other comprehensive loss, net		—	—	—	—	(2,171)	—	—	(2,171)	—	(2,171)
Share based compensation	22	—	—	—	67,632	—	—	—	67,632	—	67,632
Share repurchase	19	(2,686,965)	—	—	—	—	—	—	—	—	—
Share options exercised	22	3,128,472	—	—	3,300	—	—	—	3,300	—	3,300
Restricted share units vested	22	645,491	—	—	—	—	—	—	—	—	—
Settlement of share options with shares held by depository bank		(3,773,963)	—	—	—	—	—	—	—	—	—
Settlement of stock consideration by treasury stock	19	14,059,434	147,316	—	(146,899)	(417)	—	—	—	—	—
Reclassification of contingent consideration payable upon resolution of contingencies		—	—	—	93,164	—	—	—	93,164	—	93,164
Appropriation of statutory reserves		—	—	—	—	—	10,034	(10,034)	—	—	—

Balance as of December 31, 2012		346,998,505	(20,702)	23	3,294,855	(57,367)	25,871	(1,371,877)	1,870,803	18,502	1,889,305

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

	Note	Number of ordinary shares	Treasury Stock	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Statutory reserves	Accumulated deficit	Total 21Vianet Group, Inc. shareholders’ equity	Noncontrolling interest	Total shareholders’ equity
			RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2013		346,998,505	(20,702)	23	3,294,855	(57,367)	25,871	(1,371,877)	1,870,803	18,502	1,889,305
Consolidated net loss		—	—	—	—	—	—	(48,226)	(48,226)	1,223	(47,003)
Other comprehensive loss, net		—	—	—	—	(25,144)	—	—	(25,144)	—	(25,144)
Issuance of new shares	27	39,965,142	—	2	533,299	—	—	—	533,301	—	533,301
Settlement of stock consideration by treasury stock		5,040,684	71,607	—	(71,529)	(78)	—	—	—	—	—
Share based compensation	22	—	—	—	58,873	—	—	—	58,873	—	58,873
Share issued to depository bank		6,000,000	—	1	(1)	—	—	—	—	—	—
Reclassification of contingent consideration payable upon resolution of contingencies		—	—	—	122,797	—	—	—	122,797	—	122,797
Appropriation of statutory reserves	20	—	—	—	—	—	9,307	(9,307)	—	—	—
Appropriation of dividend to noncontrolling interests		—	—	—	—	—	—	—	—	(3,476)	(3,476)
Share repurchase	19	(3,521,214)	(59,822)	—	—	—	—	—	(59,822)	—	(59,822)
Share options exercised	22	6,587,580	—	—	6,470	—	—	—	6,470	—	6,470
Restricted share units vested		1,500,348	—	—	—	—	—	—	—	—	—
Settlement of share options with shares held by depository bank		(4,344,510)	—	—	—	—	—	—	—	—	—

Balance as of December 31, 2013		398,226,535	(8,917)	26	3,944,764	(82,589)	35,178	(1,429,410)	2,459,052	16,249	2,475,301

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

	Note	Number of ordinary shares	Treasury Stock	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Statutory reserves	Accumulated deficit	Total 21Vianet Group, Inc. shareholders’ equity	Noncontrolling interest	Total shareholders’ equity
			RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2014		398,226,535	(8,917)	26	3,944,764	(82,589)	35,178	(1,429,410)	2,459,052	16,249	2,475,301
Consolidated net loss		—	—	—	—	—	—	(348,480)	(348,480)	2,187	(346,293)
Contribution by noncontrolling interest through acquisition (Note 4)		—	—	—	—	—	—	—	—	5,597	5,597
Other comprehensive income, net		—	—	—	—	16,950	—	—	16,950	—	16,950
Issuance of new shares	27	6,350,610	—	—	—	—	—	—	—	—	—
Settlement of post-acquisition compensation expense by treasury stock		456,288	8,917	—	(8,802)	(115)	—	—	—	—	—
Share based compensation		—	—	—	110,449	—	—	—	110,449	—	110,449
Post-compensation by treasury stock		—	—	—	117,207	—	—	—	117,207	—	117,207
Reclassification of contingent consideration payable upon resolution of contingencies		—	—	—	66,280	—	—	—	66,280	—	66,280
Appropriation of statutory reserves		—	—	—	—	—	17,085	(17,085)	—	—	—
Accretion of redeemable noncontrolling interests		—	—	—	(7,850)	—	—	—	(7,850)	—	(7,850)
Share repurchase		(9,318,510)	(213,665)	—	—	—	—	—	(213,665)	—	(213,665)
Share options exercised		1,828,910	—	—	2,981	—	—	—	2,981	—	2,981
Restricted share units vested		4,065,420	—	—	—	—	—	—	—	—	—
Settlement of share options with shares held by depository bank		(5,374,944)	—	—	—	—	—	—	—	—	—

Balance as of December 31, 2014		396,234,309	(213,665)	26	4,225,029	(65,754)	52,263	(1,794,975)	2,202,924	24,033	2,226,957

Balance as of December 31, 2014, in US$		396,234,309	(34,437)	4	680,951	(10,598)	8,423	(289,297)	355,046	3,873	358,919

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

1.	ORGANIZATION

21Vianet Group, Inc. (the “Company”) was incorporated under the laws of the Cayman Islands on October 16, 2009 and its principal activity is investment holding. The Company is principally engaged in the provision of Hosting and related services and Managed Network Services. .

(a)	As of December 31, 2014, the significant subsidiaries of the Company and consolidated variable interest entities are as follows:

Entity	Date of incorporation/ Acquisition	Place of incorporation	Percentage of direct ownership by the Company	Principal activities
			Direct
Subsidiaries:
21ViaNet Group Limited (“21Vianet HK”)	May 25, 2007	Hong Kong	100%	Investment holding
21ViaNet Data Center Co., Ltd. (“21Vianet China”) (1)	June 12, 2000	PRC	100%	Provision of technical and consultation services and rental of long-lived assets
Fastweb International Holdings (“Fastweb Holdings”) (4)	September 9, 2012	Cayman Islands	100%	Investment holding
Hongkong Fastweb Holdings Co., Limited (“Fastweb HK”) (4)	September 9, 2012	Hong Kong	100%	Investment holding
Beijing Fastweb Technology Co., Ltd. (“Fastweb Technology”) (1) / (4)	September 9, 2012	PRC	100%	Dormant company
21Vianet (Foshan) Technology Co., Ltd. (“FS Technology”) (1)	December 20, 2011	PRC	100%	Trading of network equipment, provision of technical and internet data center services
21Vianet Anhui Suzhou Technology Co., Ltd. (“SZ Technology”) (1)	November 16, 2011	PRC	100%	Trading of network equipment
21Vianet Hangzhou Information Technology Co., Ltd. (“HZ Technology”) (1)	March 4, 2013	PRC	100%	Dormant company
21Vianet Mobile Limited (“21V Mobile”) (6)	April 30, 2013	Hong Kong	100%	Investment holding
Joytone Infotech Co., Ltd. (“SZ Zhuoaiyi”) (1) / (6)	April 30, 2013	PRC	100%	Provision of technical and consultation services
Abitcool (China) Broadband Inc. (“aBitCool DG”) (1)	June 13, 2014	PRC	100%	Provision of telecommunication services
WiFire Group Inc. (“WiFire Group”)	March 7, 2014	British Virgin Islands	100%	Investment holding
Diyixian.com Limited (“DYX”) (9)	August 10, 2014	Hong Kong	100%	Provision of virtual private network services

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

1.	ORGANIZATION (CONTINUED)

Entity	Date of incorporation/ Acquisition	Place of incorporation	Percentage of direct ownership by the Company	Principal activities
Direct
Dermot Holding Limited (“Dermot BVI”) (9)	August 10, 2014	British Virgin Islands	100%	Investment holding

Variable Interest Entities (the “VIEs”):
Beijing Yiyun Network Technology Co., Ltd. (formerly known as Beijing aBitCool Network Technology Co., Ltd.) (“21Vianet Technology”) (1) / (2)	October 22, 2002	PRC	—	Provision of internet data center and managed network services
Beijing iJoy Information Technology Co., Ltd. (“BJ iJoy”) (1) / (2) / (6)	April 30, 2013	PRC	—	Provision of internet data center, content delivery network services
aBitCool Small Micro Network Technology (BJ) Co., Ltd. (“aBitCool BJ) (1) / (2)	April 1, 2014	PRC	—	Provision of telecommunication services

Held directly by BJ iJoy:
Shanghai iJoy Information Technology Co., Ltd. (“SH iJoy”) (1) / (2) / (6)	May 30, 2013	PRC	—	Provision of internet data center, content delivery network services

Held directly by aBitCool BJ:
Shanghai Guotong Network Co., Ltd. (“SH Guotong”) (1) / (2) / (10)	July 31, 2014	PRC	—	Provision of content delivery network services

Held directly by 21Vianet Technology:
Beijing 21Vianet Broad Band Data Center Co., Ltd. (“21Vianet Beijing”) (1) / (2)	March 15, 2006	PRC	—	Provision of internet data center and managed network services
Dongguan Asia Cloud Investment Co., Ltd. (“Asia Cloud Investment”) (1) / (2) / (7)	July 30, 2013	PRC	—	Investment holding

Held directly by Asia Cloud Investment:
Dongguan Asia Cloud Network Technology Co., Ltd. (“Asia Cloud Technology”) (1) / (2) / (7)	August 16, 2013	PRC	—	Dormant company

Held directly by 21Vianet Beijing:
Beijing Chengyishidai Network Technology Co., Ltd. (“CYSD”) (1) / (2) / (3)	September 30, 2010	PRC	—	Provision of managed network services
Zhiboxintong (Beijing) Network Technology Co., Ltd. (“ZBXT”) (1) / (2) / (3)	September 30, 2010	PRC	—	Provision of managed network services

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

1.	ORGANIZATION (CONTINUED)

Entity	Date of incorporation/ Acquisition	Place of incorporation	Percentage of direct ownership by the Company	Principal activities
Direct
Guangzhou Gehua Network Technology and Development Co., Ltd. (“Gehua”) (1) / (2)	October 8, 2011	PRC	—	Provision of managed network services
Langfang Xunchi Computer Data Processing Co., Ltd. (“LF Xunchi”) (1) / (2)	December 19, 2011	PRC	—	Dormant company
Beijing Fastweb Network Technology Co., Ltd. (“BJ Fastweb”) (1) / (2) / (4)	September 9, 2012	PRC	—	Provision of internet data center and internet content delivery network services
Shanghai Blue Cloud Technology Co., Ltd. (“SH Blue Cloud”) (1) / (2)	March 21, 2013	PRC	—	Provision of Office 365 and Windows Azure platform services
Beijing Tianwang Online Communication Technology Co., Ltd. (“BJ Tianwang”) (1) / (2) / (5)	February 28, 2013	PRC	—	Provision of managed network services and virtual private network services
Beijing Yilong Technology Co., Ltd. (“BJ Yilong”) (1) / (2) / (5)	February 28, 2013	PRC	—	Provision of managed network services and virtual private network services
Beijing Yichengtaihe Investment Co., Ltd. (“BJ Yichengtaihe”) (1) / (2) / (11)	September 30, 2014	PRC	—	Dormant Company

Held directly by LF Xunchi:
Sichuan Aipu Network Co., Ltd. (“SC Aipu”) (1) / (2) / (8)	May 31, 2014	PRC	—	Provision of community network services and business network services

Held directly by DYX:
DYXnet Limited (“DYXnet”) (9)	August 10, 2014	Hong Kong	100%	Dormant Company

Held by DYX and LF Xunchi:
Shenzhen Diyixian Communication Co., Ltd. (“SZ DYX”) (1) / (9)	August 10, 2014	PRC	50%	Provision of virtual private network services

(1)	Collectively, the “PRC Subsidiaries”.
(2)	Collectively, the “Consolidated VIEs”.
(3)	On September 30, 2014, the Company through its subsidiary, 21Vianet Beijing acquired CYSD, ZBXT and its subsidiaries (collectively, the “Managed Network Entities”).
(4)	On September 9, 2012, the Company and its subsidiary, 21Vianet Beijing, acquired 100% equity interest in Fastweb Holding and its subsidiaries (collectively referred to as “Fastweb”) (Note 4).

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

1.	ORGANIZATION (CONTINUED)

(5)	On February 28, 2013, the Company through its wholly-owned subsidiary, 21Vianet Beijing, acquired 100% equity interests in BJ Tianwang and BJ Yilong. (collectively referred to as “Tianwang and Yilong”) (Note 4).
(6)	On April 30, 2013, the Company acquired 100% equity interest in 21V Mobile and its subsidiaries (collectively referred to as “iJoy”) (Note 4).
(7)	On July 30, 2013, the Company through 21Vianet Technology, and a state-owned entity established these entities for future operations of telecommunication related services (collectively referred to as “Asia Cloud Group”) (Note 1(c)).
(8)	On May 31, 2014, the Company and its subsidiary, Langfang Xunchi Computer Data Processing Co., Ltd. (“LF Xunchi”), acquired 50% equity interest plus one share in SC Aipu and its subsidiaries (collectively referred to as “Aipu Group”) (Note 4).
(9)	On August 10, 2014, the Company and its subsidiary, LF Xunchi, acquired 100% equity interest Dermot BVI and its subsidiaries (collectively referred to as “Dermot Entities”) (Note 4).
(10)	On August 1, 2014, the Company through its subsidiary, aBitCool BJ acquired 100% equity interest in the entity.
(11)	On September 30, 2014, the Company through its subsidiary, 21Vianet Beijing acquired 100% equity interest in the entity, which was accounted for an asset acquisition (Note 4).

(b)	PRC laws and regulations prohibit foreign ownership of internet and telecommunications-related businesses. To comply with these foreign ownership restrictions, the Group conducts its businesses in the PRC through its VIEs using contractual agreements (the “VIE Agreements”). The equity interests of 21Vianet Technology are legally held by certain PRC individuals, including Chen Sheng, the Director and CEO of the Company and Zhang Jun (collectively the “Nominee Shareholders”). The following is a summary of the key terms of the VIE Agreements:

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

The Company also controls two other VIEs, namely BJ iJoy and aBitCool BJ through their primary beneficiary, WiFire Group, a wholly owned subsidiary of the Company. The key terms of the VIE Agreements in relation to BJ iJoy and aBitCool BJ are similar to those summarized above.

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

of the expected losses through the financial support letter. In addition, the Company also demonstrates its ability to receive substantially all of the economic benefits of 21Vianet Technology through 21Vianet China through the consulting and service agreement. Thus, the Company is the primary beneficiary of 21Vianet Technology and consolidates 21Vianet Technology and its subsidiaries under ASC 810-10 Consolidation: Overall. Similar conclusion has been reached with respect to the VIE structures with WiFire Group as the primary beneficiary.

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

On July 30, 2013, the Company through 21Vianet Technology, and a state-owned entity (“SOE”) established Asia Cloud Investment in the Guangdong Province of the PRC for the operations of telecommunication related services. The registered capital of Asia Cloud Investment is RMB1,000,000, of which RMB900,000 and RMB100,000 were contributed by 21Vianet Technology and the SOE, respectively, for 90% and 10% equity interests held by 21Vianet Technology and the SOE, respectively. The investment structure is set up as follows:

(i)	21Vianet Technology received two entrusted loans from Bank of Dongguan which were entrusted by the SOE with an aggregate principal amount of RMB900,000, an annual interest rate of 4% and maturity dates of August 28 and September 10, 2015, respectively (Note 14), for the sole purpose of 21Vianet Technology’s capital contribution in Asia Cloud Investment. In return, 21Vianet Technology pledged its right of sale or transfer of the 90% equity interest in Asia Cloud Investment and the underlying dividend rights to the SOE to guarantee the repayment of the loans.

(ii)	Pursuant to a confirmation letter effective since the incorporation of Asia Cloud Investment, 21Vianet Technology agreed to provide unlimited financial support to Asia Cloud Investment for its operations and agreed to forego the right to seek repayment in the event Asia Cloud Investment is unable to repay such funding.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

1.	ORGANIZATION (CONTINUED)

(iii)	The 10% equity interest in Asia Cloud Investment held by the SOE is contractually required to be repurchased by 21Vianet Technology by the end of five years from the establishment of Asia Cloud Investment at a consideration equivalent to the higher of the then fair value and the investment cost of RMB100,000. The SOE is also entitled to a cumulative dividend at 8% per annum for its capital contribution of RMB100,000 in Asia Cloud Investment.

As of December 31, 2014, Asia Cloud Investment and its subsidiary, Asia Cloud Technology, had not commenced any significant operations except for investments in certain held-to-maturity securities with an aggregate amount of RMB900,000 (Note 6).

Asia Cloud Investment is determined as a variable interest entity as 21Vianet Technology’s investment of RMB900,000 was funded by the SOE, which is also a party involved in Asia Cloud Investment. As 21Vianet Technology maintains the power to direct the activities that most significantly affect Asia Cloud Investment’s economic performances through its voting interest underlying the 90% equity interest in accordance with company law and the articles of association of Asia Cloud Investment and absorbs the expected losses of Asia Cloud Investment, 21Vianet Technology is the primary beneficiary of Asia Cloud Investment and consolidates Asia Cloud Investment and its subsidiary under by ASC 810-10 Consolidation: Overall.

21Vianet Technology is contractually obligated to repurchase the 10% noncontrolling interests (“NCI”) in Asia Cloud Group at the end of five years from its establishment. The NCI, together with the embedded repurchase contract, is accounted for as a liability under ASC 480, Distinguish Liabilities from Equity and recorded as “Mandatorily redeemable noncontrolling interests” in the Company’s consolidated balance sheets. The mandatorily redeemable noncontrolling interests was initially measured at fair value, which approximated its issuance value and subsequently measured at the amount of cash that would be paid under the conditions specified in the contract if settlement occurred at the reporting date, which is the higher of the then fair value of the NCI and the initial investment cost of RMB100,000, with the resulting change in that amount from the initial value as an interest expense.

(d)	VIE disclosures

Except for certain property with carrying amounts of RMB14,298 (US$2,304) that were pledged to secure banking borrowings granted to the Company (Note 14), there were no pledges or collateralization of the Consolidated VIEs’ assets. Creditors of the Consolidated VIEs have no recourse to the general credit of the primary beneficiaries of the Consolidated VIEs, and such amounts have been parenthetically presented on the face of the consolidated balance sheets. The Consolidated VIEs operate the data centers and own facilities including data center buildings, leasehold improvements, fiber optic cables, computers and network equipment, which are recognized in the Company’s consolidated financial statements. They also hold certain value-added technology licenses, registered copyrights, trademarks and registered domain names, including the official website, which are also considered as revenue-producing assets. However, none of such assets was recorded on the Company’s consolidated balance sheets as such assets were all acquired or internally developed with insignificant cost and expensed as incurred. In addition, the Company also hires data center operation and marketing workforce for its daily operations and such costs are expensed when incurred. The Company has not provided any financial or other support that it was not previously contractually required to provide to the Consolidated VIEs during the periods presented.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

1.	ORGANIZATION (CONTINUED)

The following tables represent the financial information of the Consolidated VIEs as of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014 before eliminating the intercompany balances and transactions between the Consolidated VIEs and other entities within the Group:

	As of December 31,
	2013	2014
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	259,987	369,597	59,568
Restricted cash	3,020	61,649	9,936
Accounts receivable (net of allowance for doubtful accounts of RMB547 and RMB10,012 (US$1,614) as of December 31, 2013 and 2014, respectively)	605,205	677,375	109,173
Inventories	—	9,673	1,559
Short-term investments	900,000	900,000	145,054
Prepaid expenses and other current assets	110,865	258,474	41,658
Deferred tax assets	19,091	33,717	5,434
Amounts due from a related party	9,800	9,800	1,579

Total current assets	1,907,968	2,320,285	373,961

Non-current assets:
Property and equipment, net	813,939	1,945,176	313,505
Intangible assets, net	230,607	904,921	145,847
Land use right	—	66,175	10,665
Goodwill	410,500	1,146,570	184,794
Deferred tax assets	17,202	40,363	6,505
Amount due from a related party	—	28,500	4,593
Other non-current assets	11,645	65,942	10,628
Long-term investments	98,526	110,626	17,830

Total non-current assets	1,582,419	4,308,273	694,367

Total assets	3,490,387	6,628,558	1,068,328

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

1.	ORGANIZATION (CONTINUED)

	As of December 31,
	2013	2014
	RMB	RMB	US$
Current liabilities:
Short-term bank borrowings	173,726	160,181	25,816
Accounts and notes payable	186,381	340,519	54,882
Accrued expenses and other payables	195,816	375,124	60,459
Advance from customers	546	97,679	15,743
Income tax payable	11,427	27,677	4,461
Deferred revenue	32,558	338,655	54,581
Amount due to inter-companies (1)	394,418	491,522	79,219
Amount due to related parties (2)	47,755	53,371	8,602
Current portion of capital lease obligation	14,600	54,984	8,862
Current portion of other long-term borrowings	—	900,000	145,054
Deferred government grants	—	6,150	991
Deferred tax liabilities	3,115	2,696	435

Total current liabilities	1,060,342	2,848,558	459,105

Non-current liabilities:
Amount due to inter-companies	240,337	1,137,850	183,388
Other long-term borrowings	900,000	—	—
Non-current portion of capital lease obligations	337,122	458,632	73,918
Unrecognized tax benefits	18,559	20,453	3,296
Deferred tax liabilities	74,417	227,821	36,718
Deferred government grants	18,046	27,422	4,420
Deferred revenue	—	74,044	11,934
Mandatorily redeemable noncontrolling interests	100,000	100,000	16,117

Total non-current liabilities	1,688,481	2,046,222	329,791

Total liabilities	2,748,823	4,894,780	788,896

	For the Year Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
Net revenues	1,527,626	2,051,248	2,695,021	434,359
Net profit	122,552	179,049	175,521	28,289

	For the Year Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
Net cash provided by operating activities	169,304	195,659	434,865	70,088
Net cash used in investing activities	(205,069)	(1,272,863)	(808,117)	(130,245)
Net cash provided by financing activities	110,076	1,168,139	480,045	77,369
Net increase in cash and cash equivalents	74,311	90,935	106,793	17,212

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

Consolidated VIEs had intercompany payables of RMB14,892 and RMB36,103 (US$5,819) to 21Vianet China and SZ Zhuoaiyi for accrued service fees as of December 31, 2013 and 2014, respectively. Service fees paid by the Consolidated VIEs to 21Vianet China and SZ Zhuoaiyi were RMB4,224, RMB9,924 and nil for the years ended December 31, 2012, 2013 and 2014, respectively.

(2)	Information with respect to related parties is discussed in Note 24.

(e)	Liquidity

The Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. The Group incurred net loss of approximately RMB47,003 and RMB328,477 (US$52,942) in the years ended December 31, 2013 and 2014, respectively. Accumulated deficits were RMB1,429,410 and RMB1,794,975 (US$289,297) as of December 31, 2013 and 2014, respectively. The Company is in a net current liability position of RMB122,495 (US$19,744) as of December 31, 2014. The Company believes that as a result of the signed committed investments agreements and the eventual closing of the equity investments made by Kingsoft Corporation Limited (“Kingsoft”), a leading internet based software developer, distributor and service provider, Xiaomi Corporation (“Xiaomi”), a leading designer, manufacturer and marketer of mobile devices and other electronic equipment and a provider of internet services, and Esta Investments Pte. Ltd (“Esta”), a Singapore based investment company, at end of November 2014 and on January 15, 2015 (Note 31), respectively, its available cash and cash equivalents will be sufficient to meet its working capital requirements and capital expenditures in the ordinary course of business for the next twelve months.

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

provision for accounts receivable, accounting for deferred income taxes, accounting for share-based compensation arrangements, accounting for mandatorily redeemable noncontrolling interests and redeemable noncontrolling interests and accounting for capital lease. The valuation of and accounting for the Company’s purchase consideration (Note 4) also requires significant estimates and judgments provided by management. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

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

Assets and liabilities of the Company and its overseas subsidiaries are translated into RMB at fiscal year-end exchange rates. Income and expense items are translated at average exchange rates prevailing during the fiscal year. The resulting translation adjustments are recorded in other comprehensive income within the statements of comprehensive income.

(e)	Convenience Translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.2046 on December 31, 2014 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

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

Restricted cash mainly represents amounts held by a few banks in escrow as security for credit facilities, the guarantee of compliance with the network and service requirements of the radio spectrum license awarded by the Hong Kong Telecommunication Authority and the deposits held in escrow for the advances received from end customers subscribing Office 365 and Windows Azure services (the disbursement of which shall be agreed by both Microsoft (China) Co., Ltd. (“Microsoft”) and the Company).

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(h)	Short-term investments

All highly liquid investments with stated maturities of greater than 90 days but less than 365 days are mainly fixed rate time deposits, floating-rate time deposits and floating rate principal guaranteed investments that are classified as held-to-maturity short-term investments, which are stated at their amortized costs, which approximate their estimated fair value for their short-term maturity. The Company accounts for short-term investments in accordance with ASC Topic 320 (“ASC 320”), Investments — Debt and Equity Securities. The Company classifies the short-term investments in debt and equity securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320. Dividend and interest income for all categories of investments in securities are included in earnings. Any realized gains or losses, if any, on the sale of the short-term investments are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized.

The securities that the Company has positive intent and ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost. For individual securities classified as held-to-maturity securities, the Company evaluates whether a decline in fair value below the amortized cost basis is other-than-temporary in accordance with the Company’s policy and ASC 320. When the Company intends to sell an impaired debt security or it is more-likely-than-not that it will be required to sell prior to recovery of its amortized cost basis, an other-than-temporary impairment is deemed to have occurred. In these instances, the other-than-temporary impairment loss is recognized in earnings equal to the entire excess of the debt security’s amortized cost basis over its fair value at the balance sheet date of the reporting period for which the assessment is made. When the Company does not intend to sell an impaired debt security and it is more-likely-than-not that it will not be required to sell prior to recovery of its amortized cost basis, the Company must determine whether or not it will recover its amortized cost basis. If the Company concludes that it will not, an other-than-temporary impairment exists and that portion of the credit loss is recognized in earnings, while the portion of loss related to all other factors is recognized in other comprehensive income (loss).

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

No impairment loss had been recorded during each of the three years ended December 31, 2014.

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

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(j)	Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method. Adjustments to reduce the cost of inventory to its net market value are made, if required, for decreases in sales prices, obsolescence or similar reductions in the estimated net realizable value.

(k)	Property and equipment

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated useful life
Property	25-46 years
Leasehold improvements	Over the shorter of lease term or the estimated useful lives of the assets
Optical fibers	10-20 years
Computer and network equipment	4-11 years
Office equipment	5 years
Motor vehicles	5 years

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

(l)	Intangible assets

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

The Company has capitalized certain internal use software development costs in accordance with ASC Subtopic 350-40 (“ASC 350-40”), Intangibles-Goodwill and Other: Internal-Use Software, amounting to nil, RMB13,889 and RMB7,199 (US$1,160) for the years ended December 31, 2012, 2013 and 2014, respectively. The Company capitalizes certain costs relating to software acquired, developed, or modified solely to meet the Company’s internal requirements and for which there are no substantive plans to market the software. These costs mainly include the consulting and service fees paid to a third-party developer that are directly associated with the internal-use software projects during the application development stage. Capitalized internal-use software costs are included in “intangible assets, net”. The amortization expense for capitalized software costs amounted to nil, RMB1,570 and RMB8,333 (US$1,343) for the years ended

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l)	Intangible assets (continued)

December 31, 2013 and 2014, respectively. The unamortized amount of capitalized internal use software development costs was RMB12,319 and RMB9,854 (US$1,588) as of December 31, 2013 and 2014, respectively.

Intangible assets have weighted average useful lives from the date of purchase as follows:

Purchased software	6.4 years
Radio spectrum license	15 years
Network use right	20 years
Contract backlog *	5.2 years
Customer relationships *	9.5 years
Supplier relationships *	8.9 years
Licenses *	15 years
Trade Name *	15.1 years
Platform software *	5 years
Non-compete agreement *	5.1 years
Internal use software	1.6 years
Property management relationship *	9 years

*	Acquired in the acquisitions of subsidiaries (Note 4).

(m)	Land use rights

The land use rights represent the amounts paid and relevant costs incurred for the rights to use land in the PRC and are recorded at purchase cost less accumulated amortization. Amortization is provided on a straight-line basis over the terms of the respective land use rights certificates.

(n)	Long-term investments

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

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(n)	Long-term investments (continued)

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

No impairment loss had been recorded during each of the three years ended December 31, 2014.

(o)	Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. The Company’s goodwill as of December 31, 2013 and 2014 were mainly related to its acquisitions of the Managed Network Entities, Fastweb, iJoy, Aipu Group (2014) and Dermot Entities (2014) (Note 4). In accordance with ASC 350, Goodwill and Other Intangible Assets, recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present. The Company has adopted Accounting Standards Update No. 2011-08 (“ASU 2011-08”), Intangibles — Goodwill and Others, pursuant to which the Company can elect to perform a qualitative assessment to determine whether the two-step impairment testing on goodwill is necessary.

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

In accordance with ASC 350, the Company assigned and assessed goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. The Company has determined it has one reporting unit, which is also its only operating segment. Goodwill that has arisen as a result of the acquisitions of subsidiaries was assigned to this reporting unit.

In 2014, the Company elected to assess goodwill for impairment using the two-step process. As of October 1, 2014, the Company completed its annual impairment test for goodwill that has arisen out of its acquisitions. The Company determined the fair value of the reporting unit using the income approach based on the discounted expected cash flows associated with the reporting unit. The discounted cash flows for the reporting unit were based on six year projections. Cash flow projections were based on past experience, actual operating results and management best estimates about future developments as well as certain market assumptions. Cash flows after six years were estimated using a terminal value calculation, which considered terminal value growth at 3%, considering the long term revenue growth for entities in a similar industry in

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o)	Goodwill (continued)

the PRC. The discount rate of approximately 13% was derived and used in the valuations which reflect the market assessment of the risks specific to the Company and its industry and is based on its weighted average cost of capital. The resulting fair value of the reporting unit was higher than its carrying value, and as such, the Company was not required to complete the second step; therefore, no impairment losses were recognized in 2014. Similarly, pursuant to the goodwill impairment tests in 2012 and 2013, no impairment losses were recognized.

(p)	Impairment of long-lived assets

The Company evaluates its long-lived assets or asset group, including intangible assets with finite lives, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset or a group of long-lived assets may not be recoverable. When these events occur, the Company evaluates for impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available for the long-lived assets. No impairment charge was recognized for each of the three years ended December 31, 2014.

(q)	Fair value of financial instruments

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

The carrying amounts of long-term bank and other borrowings approximate their fair values since they bear interest rates which approximate market interest rates. The contingent considerations in both cash and shares and share-settled bonuses are initially measured at fair value on the acquisition dates of the acquired businesses (Note 4) and the date of grant, respectively, and subsequently remeasured at the end of each reporting period with an adjustment for fair value recorded to the current period expense. The mandatorily redeemable noncontrolling interest is initially recognized at its issuance value. The Company recognizes changes in the redemption value based on the higher of its redemption value at the end of each reporting period and the original issuance value as interest expense.

The Company, with the assistance of an independent third party valuation firm, determined the estimated fair value of the contingent consideration in both cash and shares and mandatorily redeemable controlling interests that are recognized in the consolidated financial statements. Based on the quoted market price as of December 31, 2014, the fair value of the bonds payable was RMB2,211,274 (US$356,393) (Note 29).

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(r)	Revenue recognition

The Company provides hosting and related services including hosting of customers’ servers and networking equipment, connecting customers’ servers with internet backbones, content delivery network services optimizing speed and security of data transmission, virtual private network services providing encrypted secured connection to public internet and other value-added services.

The Company also provides managed network services to enable its customers to deliver data across the internet in a faster and more reliable manner through extensive data transmission network and BroadEx smart routing technology, and to get the last-mile broadband internet connection services in large metro areas in China.

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

The Company provides last-mile wired broadband Internet access services, sometimes bundled with broadband related products, to individual and corporate customers at agreed prices. The Company allocates the contract price based on the relative selling price method under with the selling price of each deliverable determined using VSOE of selling price, third-party evidence (“TPE”) of selling price, or management’s best estimate of the selling price (“BESP”). The Company considers all reasonably available information in determining the BESP, including both market and entity-specific factors. Revenues are recognized for each deliverable when all four criteria under ASC605-10 are met.

The Company evaluates whether it is appropriate to record the gross amount of service sales and related costs or the net amount earned as commissions. Generally, when the Company is primarily obligated in a transaction, have latitude in establishing prices and / or selecting suppliers, or have several but not all of

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(r)	Revenue recognition (continued)

these indicators, revenue is recorded at the gross sale price. The Company generally records the net amounts as commissions earned if we are not primarily obligated and do not have latitude in establishing prices. Such amounts earned are determined using a fixed percentage of the gross sales price.

Cash received in advance from customers that are expected to be recognized as revenue upon completion of performance obligations is recorded as deferred revenue when there is no general right of refund; otherwise, it is recorded as advances from customers.

Business tax on revenues earned from provision of services to customers is recorded as a deduction from gross revenue to derive net revenue in the same period in which the related revenue is recognized. Most of the Company’s PRC subsidiaries and its Consolidated VIEs are subject to a business tax rate of 3% or 5%. The business tax expenses and other surcharges for the years ended December 31, 2012, 2013 and 2014 amounted to RMB56,106, RMB59,554 and RMB25,202 (US$4,062), respectively. Effective in September 2012, a value-added tax, or VAT, of 6%, replaced the original business tax in Beijing as a result of the PRC government’s pilot VAT reform program, which applies to all services provided by 21 Vianet China and certain services provided by 21 Vianet Technology and 21 Vianet Beijing. Effective since June 2014, VAT of 6% replaced the original business tax for all telecommunication services provided in Mainland China.

(s)	Cost of revenues

Cost of revenues consists primarily of telecommunication costs, depreciation of the Company’s long-lived assets, amortization of acquired intangible assets, maintenance, data center rental expenses directly attributable to the provision of the IDC services, payroll and other related costs of operations.

Prior to September 2012, 21Vianet China was subject to business tax and other surcharges on the revenues earned for exclusive business support, technical and consulting services provided to 21Vianet Technology, pursuant to the VIE agreements (Note 1(b)). Since September 2012, all services provided by 21Vianet China are subject to VAT. Effective since June 2014, all the services provided by the group in Mainland China, including VIEs are subject to VAT. Such business tax, VAT (to the extent nondeductible) and other surcharges were charged to cost of revenues as the related technical, consulting and rental services are rendered.

(t)	Advertising expenditures

Advertising expenditures are expensed as incurred and are included in sales and marketing expenses, which amounted to RMB4,426, RMB2,664 and RMB19,687 (US$3,173) for the years ended December 31, 2012, 2013 and 2014, respectively.

(u)	Research and development expenses

Research and development expenses consist primarily of payroll and related personnel costs for routine upgrades and related enhancements of the Company’s services and network. Research and development expenses are expensed as incurred.

(v)	Government grants

Government grants are provided by the relevant PRC municipal government authorities to subsidize the cost of certain research and development projects. The amount of such government grants are determined solely

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(v)	Government grants (continued)

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

(w)	Leases

Leases are classified at the inception date as either a capital lease or an operating lease. The Company did not enter into any leases whereby it is the lessor for any of the periods presented. As the lessee, a lease is a capital lease if any of the following conditions exists: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life, or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. The Company entered into capital leases for certain fiber optic cables, network equipment and property in the years ended December 31, 2012, 2013 and 2014.

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

(x)	Capitalized interest

Interest costs are capitalized if they are incurred during the acquisition, construction or production of a qualifying asset and such costs could have been avoided if expenditures for these assets have not been made.

As a result of total interest costs capitalized during the period, the interest expense for the year ended December 31, 2012, 2013 and 2014, was as follows:

	2012	2013	2014
	RMB	RMB	RMB	US$
Interest expense and amortization cost of bonds	—	69,785	130,355	21,009
Interest expense on bank and other borrowings	17,807	43,839	66,699	10,750
Interest expense on capital lease	5,287	31,863	40,849	6,584

Total interest costs	23,094	145,487	237,903	38,343

Less: Total interest costs capitalized	(11,718)	(8,712)	(5,883)	(948)

Interest expense, net	11,376	136,775	232,020	37,395

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(y)	Income taxes

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

(z)	Share-based compensation

Share options and Restricted Share Units (“RSUs”) granted to employees are accounted for under ASC 718, Compensation — Stock Compensation, which requires that share-based awards granted to employees be measured based on the grant date fair value and recognized as compensation expense over the requisite service period and/or performance period (which is generally the vesting period) in the consolidated statements of operations.

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

For the performance bonuses that the employees can elect to settle in cash and/or restricted shares (at an agreed premium) of the Company, the Company estimates the portion of the arrangement to be settled in equity based on its past settlement practices and classifies such portion as a liability in accordance with ASC718. The Company remeasures the fair value of such liability at each reporting period end through earnings until the actual settlement date, which is the date when the underlying shares were granted to the employees. Subsequent to the settlement date, although the Company accounts for these restricted shares units as an equity award, the original cash bonus amount continues to be classified as a liability within “Accrued expenses and other payables-Others” in the consolidated balance sheets until the end of the six months’ lock-up period as such amounts will be paid to the employees in cash upon the termination of their employment. The fair value of the premium that is vested and unvested will be reclassified to additional paid in capital and recognized over the remaining lock-up period using the accelerated method, respectively.

ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. The forfeiture rate is estimated based on historical and future expectations of employee turnover rates and are adjusted to reflect future changes in facts and circumstances, if any.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(z)	Share-based compensation (continued)

Share-based compensation expense is recorded net of estimated forfeitures such that expense is recorded only for those share-based awards that are expected to vest. To the extent the Company revises this estimate in the future, the share-based payments could be materially impacted in the period of revision, as well as in following periods. During the years ended December 31, 2012 and 2013, the Company estimated that the forfeiture rate for both the management and non-management employees of the Company was zero. For the year ended 2014, the Company estimated that the forfeiture rate for both the management and non-management employees of the Company was 1.66%.

(aa)	Earnings per share

In accordance with ASC 260, Earnings per Share, basic earnings per share is computed by dividing net earnings / loss attributable to ordinary shareholders by the weighted average number of unrestricted ordinary shares outstanding during the year. Diluted earnings per share is calculated by dividing net profit attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Contingently issuable shares, including performance-based share awards and contingent considerations to be settled in shares, are included in the computation of basic earnings per share only when there is no circumstance under which those shares would not be issued. Contingently issuable shares are included in the denominator of the diluted EPS calculation as of the beginning of the period or as of the inception date of the contingent share arrangement, if later, only when dilutive and when all the necessary conditions have been satisfied as of the reporting period end. For contracts that may be settled in ordinary shares or in cash at the election of the Company, share settlement is presumed, pursuant to which incremental shares relating to the number of shares that would be required to settle the contract are included in the denominator of diluted EPS calculation if the effect is more dilutive. For the contracts that may be settled in ordinary shares or in cash at the election of the counterparty, the more dilutive option of cash or share settlement is used for the purposes of diluted EPS calculation, pursuant to which share settlement requires the number of shares that would be required to settle the contract be included in the denominator whereas cash settlement requires an adjustment will be made to the numerator for any changes in income or loss that would result as if the contract had been classified as an asset or liability for accounting purposes during the period for a contract that is classified as equity for accounting purposes, if the effect is more dilutive. Ordinary equivalent shares consist of the ordinary shares issuable upon the exercise of the share options, using the treasury stock method. Ordinary share equivalents are excluded from the computation of diluted per share if their effects would be anti-dilutive.

(bb)	Share repurchase program

Pursuant to a Board of Directors’ resolution on September 5, 2013, the Company’s management is authorized to repurchase up to US$10,000 of the company’s ADSs (“Share Repurchase Plan I”). During the period from September 5, 2013 to December 31, 2013, the Company repurchased 586,869 ADSs, under this plan for a consideration of RMB59,822.

Pursuant to the Board of Directors’ resolutions on August 26, 2014 and September 4, 2014, the Company’s management is authorized to repurchase up to US$5,000 and US$100,000 of the company’s ADSs respectively (“Share Repurchase Plan II”). During the period from September 2, 2014 to December 31, 2014, the Company repurchased 1,553,085 ADSs, under this plan for a consideration of approximately RMB213,665 (US$34,437).

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(bb)	Share repurchase program (continued)

The Company accounted for the repurchased shares as Treasury Stock at cost in accordance to ASC 505-30, Treasury Stock, and the repurchase shares are shown separately in the statement of shareholder’s equity, as the Company has not yet decided on the ultimate disposition of those ADSs acquired. When the Company uses the treasury stock to settle the share consideration for the acquisitions (Note 19), the difference between the fair value at settlement date and the repurchase price is debited into additional paid-in capital. When the Company decides to retire the treasury stock, the difference between the original issuance price and the repurchase price is debited into additional paid-in capital.

(cc)	Comprehensive income (loss)

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

(dd)	Segment reporting

The Company’s chief operating decision-maker, who has been identified as the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Company as a whole and hence, the Company has only one operating and reportable segment. The Company operates and manages its business as a single segment. As the Company’s long-lived assets are substantially all located in the PRC and substantially all the Company’s revenues are derived from within the PRC, no geographical segments are presented.

(ee)	Employee benefits

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

(ff)	Comparative information

Certain items reported in the prior year’s consolidated financial statements have been reclassified to conform to the current year’s presentation.

(gg)	Recent accounting pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. ASU 2014-09 outlines a comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(gg)	Recent accounting pronouncements (continued)

expects to be entitled in exchange for those goods or services. ASU 2014-09 also requires significantly expanded disclosures about revenue recognition. For public entities, ASU 2014-09 is effective for annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2016. Early adoption is not permitted. The Company is currently evaluating the impact of the adoption of ASU 2014-09 on the Group’s consolidated financial statements.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements — Going Concern (Subtopic 205-40), Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. The guidance requires an entity to evaluate whether there are conditions or events, in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued and to provide related footnote disclosures in certain circumstances. The guidance is effective for the annual period ending after December 15, 2016, and for annual and interim periods thereafter. Early application is permitted. The Company has not yet adopted ASU 2014-15 and is currently in the process of evaluating the impact of the adoption of the update on the consolidated financial statements.

3.	CONCENTRATION OF RISKS

(a)	Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable, other receivables and amounts due from related parties. As of December 31, 2013 and 2014, the aggregate amount of cash and cash equivalents, restricted cash and short-term investments of RMB1,450,939 and RMB1,557,334 (US$250,997), respectively, were held at major financial institutions located in the PRC, and US$251,387 and US$45,352 (RMB281,387), respectively, were deposited with major financial institutions located outside the PRC. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006 that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go into bankruptcy. In addition, since China’s concession to the World Trade Organization, foreign banks have been gradually permitted to operate in China and have been significant competitors against Chinese banks in many aspects, especially since the opening of the Renminbi business to foreign banks in late 2006. Therefore, the risk of bankruptcy of those Chinese banks in which the Company has deposits has increased. In the event of bankruptcy of one of the banks which holds the Company’s deposits, it is unlikely to claim its deposits back in full since it is unlikely to be classified as a secured creditor based on PRC laws.

(b)	Business, supplier, customer, and economic risk

The Company participates in a relatively dynamic and competitive industry that is heavily reliant operation excellence of the services. The Company believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, result of operations or cash flows:

(i) Business Risk — Third parties may develop technological or business model innovations that address data centre and network requirements in a manner that is, or is perceived to be, equivalent or superior to the

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

(ii) Supplier Risk — The Company’s operations are dependent upon bandwidth and cabinet capacity provided by the third-party telecom carriers. There can be no assurance that the Company will be able to secure the cabinet and bandwidth supply from the third-party telecom carriers, neither the Company is adequately prepared for unexpected increases in bandwidth demands by its customers. The communications capacity the Company has leased, include cabinet and bandwidth, may become unavailable for a variety of reasons, such as physical interruption, technical difficulties, contractual disputes, or the financial health of its third-party providers. Any failure of these network providers to provide the capacity the Company requires may result in a reduction in, or interruption of, service to its customers. A significant portion of the Company’s total bandwidth and cabinet resources are purchased from its four largest suppliers, who collectively accounted for 23%, 23% and 21% of the Company’s total bandwidth and cabinet resources for the years ended December 31, 2012, 2013 and 2014, respectively.

(iii) Customer Risk — The success of the Company’s business going forward will rely in part on Company’s ability to continue to obtain and expand business from existing customers while also attracting new customers. The Company has a diversified base of customers covering its services and the revenue from the largest single customer accounted for less than 4% of the Company’s total net revenues in each of the three years ended December 31, 2014. Certain customers are local subsidiaries of a telecommunication carrier in China, which the Company views as separate customers as it negotiates with, maintain and support each of these entities given that each of them has the separate decision-making authority and services procurement budget. None of these customers on a stand-alone basis contributed more than 4% of the Company’s revenues in any given year but in the aggregate, they contributed approximately 22%, 16% and 7% of the Company’s total revenues for the years ended December 31, 2012, 2013 and 2014, respectively.

(iv) Political, economic and social uncertainties — The Company’s operations could be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for more than 20 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC political, economic and social conditions. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.

(v) Regulatory restrictions — The applicable PRC laws, rules and regulations currently prohibit foreign ownership of companies that provide internet related services, including hosting, content delivery network services, managed network services and virtual private internet services. Accordingly, the Company’s subsidiary, 21Vianet China, is currently ineligible to apply for the required licenses for providing IDC services in China. As a result, the Company operates its IDC services in the PRC through its Consolidated VIEs which holds the licenses and permits required to provide IDC services in the PRC. The PRC Government may also choose at anytime to block access to certain website operators which could also materially impact the Company’s ability to generate revenue.

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

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The appreciation (depreciation) of the RMB against US$ was approximately 0.2%, 3.0% and (0.4) % in the years ended December 31, 2012, 2013 and 2014, respectively. While the international reaction to the appreciation of the RMB has generally been positive, there remains significant international pressure on the PRC Government to adopt an even more flexible currency policy, which could result in a further and potentially more significant appreciation of the RMB against the US$.

4.	ACQUISITIONS

Business combinations in 2014

The Group completed the following acquisitions in 2014, which have been accounted for as business combinations:

Aipu Group

To expand the reach of the Company’s data transmission network into regional last-mile access networks, further strengthening its position as a leading integrated internet infrastructure services provider in China, on May 31, 2014, the Company acquired from third party selling shareholders (the “Selling Shareholder”) the controlling interest represented by 50% equity interests plus one share of Aipu Group, one of the largest regional internet service providers in Southwest China, for a total purchase consideration of RMB748,971(US$120,712), as follow:

	RMB	US$
Cash consideration (i)	700,000	112,820
Contingent consideration in cash (ii) *	48,971	7,892

Total fair value of purchase price consideration	748,971	120,712

*	The Company determined the fair value of the contingent consideration with the assistance of an independent third party valuation firm.

Details of the purchase consideration are as follows:

i.	RMB700,000 of the above cash consideration was paid in 2014.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

4.	ACQUISITIONS (CONTINUED)

Business combinations in 2014 (continued)

Aipu Group (continued)

ii.	The contingent consideration in cash was determined based on the achievement by Aipu Group of certain revenue and net profit targets as well as certain operational performance targets in accordance with the sales and purchase agreement for the fiscal years 2014, 2015 and 2016. The Company determined the fair value of the contingent cash consideration as of the acquisition date and at the end of 2014 with the assistance of an independent third party valuation firm based on the Company’s assessment of whether Aipu Group will meet the aforementioned contractually stipulated targets. The outstanding contingent consideration amount was recorded in the “Amount due to related parties” balance within the Company’s consolidated balance sheets (Note 24).

The sale and purchase agreement also provided put options that allows the Selling Shareholders to sell the remaining 50% equity interests in the Aipu Group in three tranches, namely 28% equity interest in 2015, 11% equity interest in 2016 and the remaining equity interests (including those in 2015 and 2016 if these put options are not exercised) in 2017 for a consideration determined using certain financial or operational targets with a floor of RMB700,000 or a ceiling of RMB800,000, in aggregate. A portion of the consideration is to be settled in cash based on certain financial target stipulated in the sale and purchase agreement. The difference will be settled in cash or shares, with the option to settle in cash or shares residing with the Selling Shareholders for the first tranche and the Company in the subsequent tranches.

The noncontrolling interests are to be redeemed by the Company at the option of the Selling Shareholders in return for cash and shares where the maximum number of shares required to be delivered is outside of the control of the Company, and thus are accounted for as redeemable noncontrolling interests. The Company elects to recognize the changes in redemption value immediately as they occur and adjust the carrying amount of the noncontrolling interests to the redemption value at the end of each reporting period as if it is the redemption date in accordance with ASC topic 480 (“ASC 480”), Distinguishing Liabilities from Equity. As the remaining 50% equity interests are held by a few noncontrolling shareholders where the underlying shares of the Aipu Group are not publicly traded, the put options are embedded features in the Aipu Group’s shares, which does not qualify for bifurcation accounting. The put options are recognized as part of redeemable noncontrolling interests (Note 28). The redeemable noncontrolling interests were initially recorded at acquisition date fair value and subsequently adjusted to the balance after attribution of Aipu Group’s net income pursuant to ASC 810, Consolidation, and the redemption value pursuant to ASC 480, whichever is greater. Adjustments to the carrying amount of redeemable noncontrolling interests pursuant to ASC 480, if any, are charged to additional paid-in capital.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

4.	ACQUISITIONS (CONTINUED)

Business combinations in 2014 (continued)

Aipu Group (continued)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of the acquisition date of May 31, 2014:

	RMB	US$
Current assets	100,741	16,236
Other non-current assets	15,243	2,457
Property and equipment, net	681,979	109,915
Customer relationships (Note 10)	456,079	73,507
Trade names (Note 10)	110,748	17,849
Property management relationship (Note 10)	86,873	14,001
Non-compete agreements (Note 10)	26,670	4,298
Supplier relationships (Note 10)	23,453	3,780
Licenses (Note 10)	10,744	1,732
Purchased softwares	9,819	1,583
Land use right	12,143	1,957

Total assets acquired	1,534,492	247,315

Accounts and notes payable	(31,097)	(5,012)
Deferred revenue-current	(390,000)	(62,857)
Other current liabilities	(190,317)	(30,673)
Deferred tax liabilities-non-current	(124,356)	(20,043)
Other non-current liabilities	(1,367)	(220)

Total liabilities assumed	(737,137)	(118,805)

Net assets acquired	797,355	128,510
Purchase considerations	748,971	120,712
Fair value of redeemable non-controlling interests with the embedded put options (Note 28)	748,040	120,562

Goodwill	699,656	112,764

The revenue and net profit of Aipu Group since the acquisition date included in the consolidated statement of operations for the year ended December 31, 2014 were RMB385,032 (US$62,056) and RMB41,290 (US$6,655), respectively. The goodwill, which is not tax deductible, is primarily attributable to synergies expected to be achieved from the acquisition.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

4.	ACQUISITIONS (CONTINUED)

Business combinations in 2014 (continued)

Dermot Entities

As part of the Company’s business strategy to expand into the Virtual Private Network (“VPN”) market, the Group acquired 100% equity interests in the Dermot Entities from a third party selling shareholder, on August 10, 2014 for a total purchase consideration of RMB953,567 (US$153,687).

	RMB	US$
Cash consideration (i)	598,500	96,461
Contingent ordinary shares issuance * (ii) (iii)	355,067	57,226

Total fair value of purchase price consideration	953,567	153,687

*	The Company determined the fair value of the contingent share consideration with the assistance of an independent third party valuation firm.

Details of the purchase consideration are as follows:

i.	RMB 598,500 of the above cash consideration was paid in 2014.
ii.	The contingent consideration in shares are determined based on the achievement by Dermot Entities of certain financial targets in accordance with the sales and purchase agreement for the fiscal years 2014 and 2015 as well as compliance to the terms of the sales and purchase agreement. The above contingent consideration amounts were derived from the Company’s assessment of whether Dermot Entities will meet the contractually stipulated targets. The outstanding contingent consideration related to fiscal 2014 and 2015 has been recorded in the “Amount due to related parties” balance within the Company’s statement of financial position.
iii.	As the contingent consideration in shares is predominately derived from a financial performance parameter other than the fair value of the issuer’s shares, it is liability-classified and is remeasured at the end of each reporting period with an adjustment for fair value recorded to the current period expense.

The sale and purchase agreement also provided (i) 237,874 restricted share units to be settled in cash or shares at the Company’s option and (ii) cash payments if the financial performance for fiscal years 2014 and 2015 exceed certain agreed-upon financial targets, to be granted and paid to certain Dermot Entities management over agreed requisite service periods subsequent to the acquisition. The related compensation for post-acquisition services provided by the employees is accounted as compensation and recorded in the Company’s consolidated statements of operations (Note 22(c)).

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

4.	ACQUISITIONS (CONTINUED)

Business combinations in 2014 (continued)

Dermot Entities (continued)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of the date of acquisition:

	RMB	US$
Current assets	77,886	12,552
Other non-current assets	655	106
Property and equipment, net	40,006	6,448
Customer relationships (Note 10)	207,767	33,486
Trade name (Note 10)	116,266	18,739
Contract backlog (Note 10)	34,259	5,522
Licenses (Note 10)	3,772	608
Supplier relationships (Note 10)	30,073	4,847
Purchased softwares	360	58

Total assets acquired	511,044	82,366

Accounts and notes payable	(39,293)	(6,333)
Other current liabilities	(42,555)	(6,859)
Deferred tax liabilities-non-current	(81,657)	(13,161)
Other non-current liabilities	(3,372)	(543)

Total liabilities assumed	(166,877)	(26,896)

Net assets acquired	344,167	55,470
Purchase consideration	953,567	153,687

Goodwill	609,400	98,217

The revenue and net profit of Dermot Entities since the acquisition date included in the consolidated statement of operations for the year ended December 31, 2014 were RMB193,235 (US$31,144) and RMB9,542 (US$1,538), respectively.

The goodwill, which is not tax deductible, is primarily attributable to synergies expected to be achieved from the acquisition.

Other acquisitions

As part of the Company’s business strategy to expand the existing hosting service, the Company completed other several less significant acquisitions in 2014. The aggregate consideration for the three acquisitions is RMB 64,232 (US$ 10,352), as follow:

	RMB	US$
Cash consideration (i)	49,554	7,986
Contingent consideration in cash* (ii)	7,339	1,183
Contingent ordinary shares issuance* (ii) (iii)	7,339	1,183

Total fair value of purchase price consideration	64,232	10,352

*	The Company determined the fair value of the contingent share consideration with the assistance of an independent third party valuation firm.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

4.	ACQUISITIONS (CONTINUED)

Business combinations in 2014 (continued)

Other acquisitions (continued)

Details of the purchase consideration are as follows:

i.	RMB49,554 of the above cash consideration was paid in 2014.
ii.	The contingent consideration in both cash and shares are determined based on the achievement by Guangdong Tianying Information Technology., Co., Ltd. (“GD Tianying”) of certain financial and operational targets in accordance with the sales and purchase agreement for the fiscal years 2014, 2015 and 2016 as well as compliance to the terms of the sales and purchase agreement. The above contingent consideration amounts were derived from the Company’s assessment of whether GD Tianying will meet the contractually stipulated targets. The outstanding contingent consideration related to fiscal 2014, 2015 and 2016 has been recorded in the “Amount due to related parties” balance within the Company’s Consolidated Balance Sheets.
iii.	As the contingent consideration of GD Tianying in shares is predominately derived from a financial and operational performance parameter other than the fair value of the issuer’s shares, it is liability-classified and is remeasured at the end of each reporting period with an adjustment for fair value recorded to the current period expense.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of the date of acquisition:

	RMB	US$
Current assets	13,472	2,171
Other non-current assets	262	42
Property and equipment, net	15,912	2,565
Licenses	896	144
Supplier Relationship	14,516	2,340
Customer Relationships	9,381	1,512
Non-compete agreements	300	48

Total assets acquired	54,739	8,822

Accounts and notes payable	(5,768)	(930)
Other current liabilities	(10,124)	(1,631)
Deferred revenue-non-current	(750)	(121)
Deferred tax liabilities-non-current	(4,683)	(755)

Total liabilities assumed	(21,325)	(3,437)

Net assets acquired	33,414	5,386
Purchase consideration	64,232	10,352
Fair value of noncontrolling interests	5,597	902

Goodwill	36,415	5,869

The revenue and net profit since the acquisition dates included in the consolidated statement of operations for the year ended December 31, 2014 were RMB20,515 (US$3,306) and RMB4,898 (US$789), respectively.

The goodwill, which is not tax deductible, is primarily attributable to synergies expected to be achieved from the acquisition.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

4.	ACQUISITIONS (CONTINUED)

Assets acquisition in 2014

On September 30, 2014, the Company through its subsidiary, 21Vianet Beijing acquired 100% equity interests in Beijing Yichengtaihe Investment Co., Ltd (“BJ Yichengtaihe”) with the total consideration of RMB198,846 (US$32,049). The purpose is to establish a new data center with the acquired property and electricity equipment. As BJ Yichengtaihe does not possess all the elements that are necessary to conduct normal operations as a business and had not yet commenced operations, such acquisition is accounted for as an acquisition of assets. As of September 30, 2014, the fair values of the net identifiable assets of BJ Yichengtaihe are as follows:

	RMB	US$
Net assets acquired:
Property	160,974	25,944
Land use right	54,489	8,782
Equipment	25,661	4,136
Cash and cash equivalent	1,098	177
Other current liabilities	(1,008)	(162)
Deferred tax liabilities	(42,368)	(6,828)

Total consideration in cash	198,846	32,049

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

4.	ACQUISITIONS (CONTINUED)

Business combinations before 2014

The Group completed the following acquisitions in 2012 and 2013, which were accounted for as business combinations:

Tianwang and Yilong

As part of the Company’s business strategy to expand into the VPN market and to expand the Company’s existing managed network services (“MNS”), the Company acquired 100% of the equity interests in Tianwang and Yilong on February 28, 2013 for a total purchase consideration of RMB73,389, as follows:

RMB
Cash consideration (i)	17,500
Share consideration * (ii)	10,455
Contingent consideration in cash * (iii)	19,977
Contingent ordinary shares issuance * (iii) (iv)	25,457

Total fair value of purchase price consideration	73,389

*	The Company determined the fair value of the share consideration and contingent consideration in cash and ordinary shares with the assistance of an independent third party valuation firm.

Details of the purchase consideration are as follows:

(i)	RMB15,500 and RMB2,000 of the above cash consideration were paid in April and December 2013, respectively.
(ii)	Share consideration represents a payment of RMB10,455 equivalent ADS shares was subsequently settled in May 2013. This share consideration was classified as a liability initially measured at its estimated fair value on the acquisition date and was reclassified to additional paid in capital when the number of shares to be issued became fixed.
(iii)	The contingent consideration in both cash and shares are determined based on the achievement by Tianwang and Yilong of certain financial targets in accordance with the sales and purchase agreement for the fiscal years 2013 and 2014 as well as compliance to the terms of the sales and purchase agreement. The above contingent consideration amounts were derived from the Company’s assessment of whether Tianwang and Yilong would meet the contractually stipulated targets. The outstanding contingent consideration related to year 2014 has been recorded in the “Amount due to related parties” balance within the Company’s statement of financial position (Note 24).
(iv)	As the contingent consideration in shares is not considered to be indexed to its own shares since the settlement amount is determined based on the agreed targets, it is liability-classified and is remeasured at the end of each reporting period with an adjustment for fair value recorded to the current period expense. As the contingency with respect to the financial targets for fiscal year 2013 was resolved, the corresponding portion of the contingent consideration was remeasured on December 31, 2013 and December 31, 2014, with its fair value of RMB10,082 and RMB15,960 (US$2,572) reclassified to additional paid in capital. As the contingency with respect to the financial targets for fiscal year 2014 was resolved, the corresponding portion of the contingent consideration was remeasured on December 31, 2014, with its fair value of RMB7,762 (US$1,251) reclassified to additional paid in capital.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

4.	ACQUISITIONS (CONTINUED)

Business combinations before 2014 (continued)

iJoy

As a part of the Company’s business expansion strategy into the provision of content delivery network (“CDN”) services, the Company acquired 100% equity interests in iJoy on April 30, 2013 for a total purchase consideration of RMB96,957 (net of the pre-existing receivables and payables which is settled between the Company and iJoy on the acquisition date) as follows:

RMB
Cash consideration (i)	24,663
Contingent consideration in cash * (ii)	25,146
Contingent ordinary shares issuance * (ii) (iii)	47,148

Total fair value of purchase price consideration	96,957

*	The Company determined the fair value of the contingent consideration in cash and ordinary shares with the assistance of an independent third party valuation firm.

Details of the purchase consideration are as follows:

(i)	The Company has paid the first cash payment of approximately RMB24,883 to the seller of iJoy in 2013. The remaining balance of contingent consideration in cash of approximately RMB25,146 is to be paid when certain post-closing conditions are met.
(ii)	The contingent considerations are determined based on the achievement by iJoy of certain financial targets in accordance with the sales and purchase agreement for the fiscal years 2013, 2014 and 2015 as well as meeting certain operational milestones provided in the terms of the sales and purchase agreement. The above contingent consideration amounts were derived from the Company’s assessment of whether iJoy will meet the contractually stipulated targets. The outstanding contingent consideration related to fiscal 2015 has been recorded in the “Amount due to related parties” balance within the Company’s Consolidated Balance Sheets (Note 24).
(iii)	As the contingent consideration in shares is not considered to be indexed to its own shares since the settlement amount is determined based on the agreed targets, it is liability-classified and is remeasured at the end of each reporting period with an adjustment for fair value recorded to the current period expense. As the contingency with respect to the financial and/or operational targets for fiscal year 2013 and 2014 was resolved, the corresponding portion of the contingent consideration was remeasured with its fair value of RMB31,956 and RMB21,076 (US$3,397) reclassified to additional paid in capital, respectively.

21V Xi’an

On July 2, 2012, the Company through its wholly-owned subsidiary, 21Vianet HK, purchased 21ViaNet@Xian Holding Limited and its subsidiary (collectively, “21V Xi’an”) from 21 Vianet Infrastructure Limited, a subsidiary of aBitCool Inc.(“aBitCool”), a related party, for an aggregate cash consideration of RMB15,977, which is net of the pre-existing receivables and payables which were settled between the Company and 21V Xi’an upon acquisition. 21V Xi’an had previously sold cabinets and leased data center space to the Company. The acquisition of 21V Xi’an has been entered into with the intention to expand the Company’s self-built data center and increase the number of cabinets, so that the Company can effectively manage market demand and improve profit margins. The bargain purchase gain of RMB10,539 represented the excess of the fair value of the identifiable net assets acquired above the consideration transferred. Specifically, the bargain purchase gain relates to the excess of the fair value of the property and

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

4.	ACQUISITIONS (CONTINUED)

Business combinations before 2014 (continued)

21V Xi’an (continued)

equipment over the carrying amount of these assets, which was used to determine the original purchase consideration. The resulting bargain purchase gain has been recorded in other income in the Company’s consolidated statement of operations for the year ended December 31, 2012.

Fastweb

On September 9, 2012, as part of the Company’s business expansion strategy into CDN services, the Company acquired 100% equity interests in Fastweb for a total purchase consideration of RMB116,040. The contingent share consideration is determined based on the achievement by Fastweb of certain financial targets in accordance with the sales and purchase agreement for the fiscal years 2012 and 2013 as well as compliance to the terms of the sales and purchase agreement. The Company determined the fair value of the contingent share consideration with the assistance of an independent third party valuation firm.

As the contingent consideration in shares is not considered to be indexed to its own shares since the settlement amount is determined based on the agreed targets, it is liability-classified and is remeasured at the end of each reporting period with an adjustment for fair value recorded to the current period expense. As the contingency with respect to the financial targets for fiscal years 2012 and 2013 were resolved, the corresponding portion of the contingent consideration was remeasured as of December 31, 2012 and 2013 with its fair value of RMB41,197 and RMB45,012 reclassified to additional paid in capital.

Gehua

On October 19, 2011, as a part of the Company’s business expansion strategy into the provision of managed network services that are complementary to its core IDC business, the Company through 21Vianet Beijing, acquired 100% equity interest in Gehua from a related party for a total purchase consideration of RMB77,469.

The contingent consideration in shares is determined based on the achievement by Gehua of certain financial targets in accordance with the sales and purchase agreement for the periods from September 1, 2011 to December 31, 2011, from September 1, 2011 to August 31, 2013 and the operating effectiveness of the fiber optic lease arrangement acquired as part of this acquisition for the period up to August 15, 2014

As the contingency with respect to the financial targets for the period from September 1, 2011 to August 31, 2013 and the operating effectiveness of the fiber optic lease arrangement had been resolved, the corresponding portion of the contingent consideration in shares were remeasured on December 31, 2013 and August 15, 2014, respectively, with their then fair values of RMB38,665 and RMB21,482 (US$3,462) reclassified to additional paid in capital.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

5.	ACCOUNTS AND NOTES RECEIVABLE, NET

Accounts and notes receivable and the allowance for doubtful accounts consist of the following:

	December 31,
	2013	2014
	RMB	RMB	US$
Accounts receivable	610,960	749,456	120,790
Notes receivable	—	905	146

Allowance for doubtful debts	(547)	(10,416)	(1,678)

	610,413	739,945	119,258

As of December 31, 2013 and 2014, all accounts and notes receivable were due from third party customers.

An analysis of the allowance for doubtful accounts is as follows:

	December 31,
	2013	2014
	RMB	RMB	US$
Balance at beginning of the year	341	547	88
Provision	502	9,924	1,599
Write-off of accounts receivable	(296)	(55)	(9)

Balance at the end of the year	547	10,416	1,678

Additions to the Company’s allowance for doubtful accounts were recorded within general and administrative expenses for the years ended December 31, 2012, 2013 and 2014.

6.	SHORT-TERM INVESTMENTS

Short-term investments consisted of the following as of December 31, 2013 and 2014:

	December 31,
	2013	2014
	RMB	RMB	US$
Held-to-maturity securities
- Fixed rate time deposits	127,023	11,242	1,812
- Floating rate time deposits	74,803	—	—
- Floating rate principal guaranteed investments	900,000	—	—
- Fixed rate principal guaranteed investments	—	900,000	145,054

	1,101,826	911,242	146,866

The Company recorded interest income related to its short-term investments amounting to RMB12,708, RMB35,649 and RMB50,882 (US$8,405) for the years ended December 31, 2012, 2013 and 2014, respectively, in the consolidated statements of operations. There were no unrealized gains or losses as of December 31, 2012, 2013 and 2014.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

7.	INVENTORIES

Inventories consisted of the following as of December 31, 2013 and 2014:

	December 31,
	2013	2014
	RMB	RMB	US$
Broadband related products	—	10,059	1,621

8.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31,
	2013	2014
	RMB	RMB	US$
Prepaid expenses for bandwidth, rented data centers or cabinets	26,332	66,896	10,782
Staff field advances	3,716	8,453	1,362
Interest receivables	28,404	13,275	2,140
Receivables for the disposal of certain construction-in-progress	20,290	20,290	3,270
Loans to shareholder of BJ Yichengtaihe	24,000	—	—
Tax recoverables	21,345	66,492	10,717
Deposits	10,079	9,793	1,578
Loan to third parties	6,987	48,422	7,804
Other receivables	13,722	75,820	12,216

	154,875	309,441	49,869

Prepaid expenses for bandwidth, rented data centers and cabinets represent the unamortized portion of prepayments made to the Company’s telecommunication operators and certain technology companies, which provide the Company with access to bandwidth, data centers or cabinets.

Loans to the shareholder of BJ Yichengtaihe are offset against the purchase consideration when the assets acquisition closed on September 30, 2014 (Note 4).

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

9.	PROPERTY AND EQUIPMENT, NET

Property and equipment, including those held under capital leases, consist of the following:

	December 31,
	2013	2014
	RMB	RMB	US$
At cost:
Property	397,389	439,480	70,831
Leasehold improvements	228,101	359,870	58,001
Computer and network equipment	960,029	2,225,419	358,672
Optical fibers	64,700	207,423	33,431
Office equipment	6,717	18,472	2,977
Motor vehicles	1,751	6,893	1,111

	1,658,687	3,257,557	525,023
Less: accumulated depreciation	(429,761)	(706,111)	(113,804)

	1,228,926	2,551,446	411,219
Construction-in-progress	173,251	485,261	78,210

	1,402,177	3,036,707	489,429

Depreciation expense was RMB92,786, RMB141,286 and RMB278,986 (US$44,964) for the years ended December 31, 2012, 2013 and 2014, respectively, and were included in the following captions:

	For the year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
Cost of revenues	69,883	103,002	225,680	36,373
Sales and marketing expenses	814	2,097	3,397	575
General and administrative expenses	2,691	10,271	19,433	3,104
Research and development expenses	19,398	25,916	30,476	4,912

	92,786	141,286	278,986	44,964

The carrying amounts of the Company’s property and equipment held under capital leases at respective balance sheet dates were as follows:

	December 31,
	2013	2014
	RMB	RMB	US$
Property	365,353	365,353	58,884
Computer and network equipment	87,896	164,483	26,510
Optical fibers	64,700	207,423	33,431

	517,949	737,259	118,825
Less: accumulated depreciation	(51,935)	(74,237)	(11,965)

	466,014	663,022	106,860

Depreciation of property, computer and network equipment and optical fibers under capital leases was RMB15,934, RMB18,820 and RMB22,302 (US$3,594), for the years ended December 31, 2012, 2013 and 2014, respectively.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

9.	PROPERTY AND EQUIPMENT, NET (CONTINUED)

The carrying amounts of computer and network equipment pledged by the Company to secure banking borrowings (Note 14) granted to the Company at the respective balance sheet dates were as follows:

	December 31,
	2013	2014
	RMB	RMB	US$
Property	—	22,921	3,694
Computer and network equipment	94,129	42,115	6,788

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

10.	INTANGIBLE ASSETS, NET

The following table presents the Company’s intangible assets as of the respective balance sheet dates:

	Purchased software	Radio spectrum license	Network use right	Contract backlog*	Customer relationships*	Licenses*	Supplier relationships*	Trade names*	Platform software*	Non-compete agreements*	Favorable contract*	Internal use software	Property management relationship*	Total
	RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Intangible assets, net January 1, 2013	13,527	115,306	19,833	1,529	37,635	1,213	93,554	13,005	8,307	—	—	—	—	303,909
Additions	13,934	—	—	4,320	27,770	2,160	14,950	—	10,250	1,500	6,500	13,889	—	95,273
Disposals	(42)	—	—	—	—	—	—	—	—	—	—	—	—	(42)
Foreign currency translation difference	—	(3,348)	—	—	—	—	—	—	—	—	—	—		(3,348)
Amortization expense	(4,646)	(7,945)	(999)	(4,893)	(12,535)	(214)	(15,217)	(1,020)	(3,146)	(250)	(6,468)	(1,570)	—	(58,903)

Intangible assets, net December 31, 2013	22,773	104,013	18,834	956	52,870	3,159	93,287	11,985	15,411	1,250	32	12,319	—	336,889
Additions	64,778	—	—	34,259	673,227	15,412	68,042	227,014	—	26,970	—	7,199	86,873	1,203,774
Disposals	(8,662)	—	—	—	—	—	—	—	—	—	—	(1,331)	—	(9,993)
Foreign currency translation difference	1,025	427	—	—	—	—	—	—	—	—	—	—	—	1,452
Amortization expense	(12,882)	(8,560)	(1,000)	(3,701)	(48,666)	(786)	(20,325)	(9,902)	(3,829)	(4,022)	(32)	(8,333)	(5,631)	(127,669)

Intangible assets, net December 31, 2014	67,032	95,880	17,834	31,514	677,431	17,785	141,004	229,097	11,582	24,198	—	9,854	81,242	1,404,453

Intangible assets, net December 31, 2014 (US$)	10,803	15,453	2,874	5,079	109,182	2,866	22,726	36,924	1,867	3,900	—	1,588	13,095	226,357

*	Acquired in the acquisitions of subsidiaries

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

10.	INTANGIBLE ASSETS, NET (CONTINUED)

Contract backlog relate to the order placed by the customers that have yet to be delivered at the acquisition date. Customer relationships relate to the relationships that arose as a result of existing customer agreements acquired and is derived from the estimated net cash flows that are expected to be derived from the expected renewal of these existing customer agreements after subtracting the estimated net cash flows from other contributory assets. Licenses represented the telecommunication service license in relation to managed network services and virtual private network services. Supplier relationships relate to the relationships that arose as a result of existing bandwidth supply agreements with certain network operators. Except for the supplier relationship in the acquisition of Fastweb and virtual private network supplier relationship in the acquisition of Tianwang and Yilong and Dermot Entities which were valued using a replacement cost method given the relative ease of replacement, the values of supplier relationships were generally derived from the estimated net cash flows that are expected to be generated from the expected renewal of these existing supplier agreements after subtracting the estimated net cash flows from other contributory assets. Trade Names relate to the trade names of SH Guotong, the Managed Network Entities, Aipu Group and Dermot Entities. Non-compete agreements represented the agreements signed with key managements of acquirees at the acquisition date, which was mainly in relation to the acquisitions of Aipu Group, valued using the incremental cash flow method. Property management relationship relate to the community relationships that in the acquisition of Aipu Group which was valued using the replacement cost method.

The intangible assets, except for acquired customer relationships in the acquisition of the Managed Network Entities which are amortized using an accelerated method of amortization, are amortized using the straight-line method, which is the Company’s best estimate of how these assets will be economically consumed over their respective estimated useful lives ranging from 1 to 20 years.

Amortization expenses were approximately RMB35,377, RMB58,903 and RMB127,669 (US$20,577) for the years ended December 31, 2012, 2013 and 2014, respectively.

The annual estimated amortization expenses for the intangible assets for each of the next five years are as follows:

	RMB	US$
2015	189,106	30,478
2016	171,481	27,638
2017	165,854	26,731
2018	149,625	24,115
2019	139,653	22,508

	815,719	131,470

11.	LAND USE RIGHTS

Land use rights held by the Company are amortized over the remaining term of the respective land use rights certificates.

	December 31,
	2013	2014	2014
	RMB	RMB	US$
Cost	—	66,878	10,778
Accumulated amortization	—	(703)	(113)

Land use rights, net	—	66,175	10,665

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

12.	GOODWILL

The changes in the carrying amount of goodwill were as follows:

	December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
Balance as of January 1	217,436	296,688	410,500	66,161
Goodwill acquired	79,252	113,812	1,345,470	216,850

Balance as of December 31	296,688	410,500	1,755,970	283,011

No impairment charge was recorded in any of the three years ended December 31, 2014.

13.	LONG-TERM INVESTMENTS

The Company’s long-term investments comprise of the following:

Cost method investment

The carrying amount of Company’s cost method investments was RMB8,200 and RMB28,451 (US$4,585) as of December 31, 2013 and 2014, respectively. In 2014, the Company made additional investments in certain network entities, without significant influence.

There were no indicators of impairment noted for these long-term investments as of December 31, 2014.

Investment in an equity investee

	As of December 31, 2012			Increase (decrease) during the year ended December 31, 2013		As of December 31, 2013
	Cost of investment	Share equity loss	Investment in equity investee	Cost of investment	Share equity loss	Cost of investment	Share equity loss	Investment in equity investee
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Yizhuang Fund	50,500	(1,101)	49,399	50,500	(1,372)	101,000	(2,473)	98,527

	As of December 31, 2013			Increase (decrease) during the year ended December 31, 2014		As of December 31, 2014
	Cost of investment	Share equity loss	Investment in equity investee	Cost of investment	Share equity loss	Cost of investment	Share equity loss	Investment in equity investee	Investment in equity investee
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$
Yizhuang Fund	101,000	(2,473)	98,527	—	(671)	101,000	(3,144)	97,856	15,772

In April 2012, the Company through its subsidiary, 21Vianet Beijing, entered into an agreement to invest in the Yizhuang Venture Investment Fund (“Yizhuang Fund”) as a limited partner. In December 2013, the Company made the second tranche of investment of an amount of RMB50,500 in the Yizhuang Fund, and held 27.694% of the investee as of December 31, 2013 and December 31, 2014. Given the Company holds more than three percent interest in the Yizhuang Fund as a limited partner, the investment is accounted for under the equity method as prescribed in ASC323-10, Investments — Equity Method.

There were no indicators of impairment noted for this long-term investment as of December 31, 2014.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

14.	BANK AND OTHER BORROWINGS

Bank and other borrowings are as follows as of the respective balance sheet dates:

	December 31,
	2013	2014	2014
	(RMB)	(RMB)	(US$)
Short-term bank borrowings	173,726	160,181	25,816
Long-term bank borrowings, current portion	197,000	55,647	8,968
Other long-term borrowings, current portion	—	900,000	145,054

	370,726	1,115,828	179,838

Long-term bank borrowings, non-current portion	65,740	61,673	9,940
Other long-term borrowings, non-current portion	900,000	—	—

	965,740	61,673	9,940

Total bank and other borrowings	1,336,466	1,177,501	189,779

The short-term bank borrowings outstanding as of December 31, 2013 and 2014 bore a weighted average interest rate of 7.00% and 6.36% per annum, respectively, and were denominated in RMB. These borrowings were obtained from financial institutions and have terms of two months to one year. The long-term bank borrowings (including current portion) outstanding as of December 31, 2013 and 2014 bore a weighted average interest rate of 7.12% and 6.00% per annum, and were denominated in RMB and HK$. These loans were obtained from financial institutions located in the PRC.

In 2013, the Company established Asia Cloud Investment with the funds provided through two entrusted loans. The two entrusted loans have an aggregate principal amount of RMB900,000 with an interest rate of 4% per annum, and maturity dates of August 28 and September 10, 2015, respectively (Note 1(c)).

As of December 31, 2013 and December 31, 2014, unused loan facilities for bank and other borrowings amounted to RMB77,243 and RMB169,954 (US$27,392), respectively.

Bank and other borrowings as of December 31, 2013 and 2014 were secured/guaranteed by the following:

December 31, 2013

Short-term bank borrowings	Secured/guaranteed by
(RMB)
19,085	Guaranteed by restricted cash of RMB2,099.
30,000	Secured by a subsidiary’s computer and network equipment with net book value of RMB46,631 (Note 9).
40,000	Jointly guaranteed by Mr. Chen Sheng, Director and CEO of the Company and Mr. Zhang Jun, the former Director and COO of the Company.
84,641	Unsecured borrowings.

173,726

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

14.	BANK AND OTHER BORROWINGS (CONTINUED)

Long-term bank and other borrowings (including current portion)	Secured/guaranteed by
(RMB)
19,740	Jointly guaranteed by the Company’s computer and network equipment with net book value of RMB47,498 (Note 9).
63,000	Guaranteed by restricted cash of RMB100,000.
180,000	Guaranteed by restricted cash of RMB190,000.
900,000	Secured by the pledged dividend right and the right to sell or transfer the 90% equity interest of Asia Cloud Investment held by 21Vianet Technology (Note 1(c)).

1,162,740

December 31, 2014

Short-term bank borrowings	Secured/guaranteed by
(RMB)
9,181	Guaranteed by restricted cash of RMB1,885.
11,000	Secured by a subsidiary’s building with net book value of RMB14,298 (Note 9).
140,000	Unsecured borrowings.

160,181

Long-term bank and other borrowings (including current portion)	Secured/guaranteed by
(RMB)
2,090	Jointly guaranteed by (i) the ultimate controlling shareholder of Dermot Entities and Upwise Investments Limited, the seller of Dermot Entities; (ii) restricted cash of HK$1,500.
8,000	Secured by a subsidiary’s building with net book value of RMB8,623 (Note 9).
18,753	Secured by a subsidiary’s computer and network equipment with net book value of RMB42,115 (Note 9).
50,000	Guaranteed by restricted cash of RMB100,000.
900,000	Secured by the pledged dividend right and the right to sell or transfer the 90% equity interest of Asia Cloud Investment held by 21Vianet Technology (Note 1(c)).
38,477	Unsecured borrowings.

1,017,320

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

15.	ACCRUED EXPENSES AND OTHER PAYABLES

The components of accrued expenses and other payables are as follows:

	December 31,
	2013	2014
	RMB	RMB	US$
Payroll and welfare payables	28,693	178,295	28,736
Business and other taxes payable	67,408	16,633	2,681
Payables for office supplies and utilities	3,650	8,782	1,415
Payables for the purchase of property and equipment	85,993	233,353	37,610
Payable for purchase intangible assets	10,000	5,054	815
Accrued service fees	37,130	60,167	9,697
Interest payables	36,254	20,452	3,296
Share-settled bonuses	6,441	14,913	2,404
Payable for assets acquisition	—	35,846	5,777
Others	16,852	25,996	4,189

	292,421	599,491	96,620

16.	CAPITAL LEASES

Certain property, computer and network equipment and optical fibers were acquired through capital leases entered into by the Company.

Future minimum lease payments under non-cancellable capital lease arrangements as lessee are as follows:

	RMB	US$
2015	120,919	19,489
2016	93,107	15,006
2017	117,797	18,985
2018	81,498	13,135
2019 and thereafter	782,823	126,168

Total minimum lease payments	1,196,144	192,783
Less: amount representing interest	(612,526)	(98,721)

Present value of remaining minimum lease payments	583,618	94,062

Capital leases had weighted average interest rates of 11.88% and 11.41% for the years ended December 31, 2013 and 2014, respectively.

17.	BONDS PAYABLE

On March 22, 2013, the Company issued and sold bonds with an aggregate principal amount of RMB1,000,000 at a coupon rate of 7.875% per annum (the “2016 Bonds”). The 2016 Bonds will mature on March 22, 2016. The 2016 Bonds were listed and quoted on the Official List of the Singapore Exchange Securities Trading Limited. Interest on the 2016 Bonds is payable semi-annually in arrears on March 22 and September 22 in each year, beginning September 22, 2013. The net proceeds from the 2016 Bonds, after deducting issuance costs of RMB25,189 and a discount of RMB1,970, were RMB972,841, which will be used for construction of new data centers and other general corporate purposes. The effective interest rate of

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

17.	BONDS PAYABLE (CONTINUED)

the 2016 Bonds is 9.29%. On June 30, 2014, the Company repurchased 73.57% of the outstanding 2016 Bonds with the total consideration of RMB776,163 (US$125,095) including payment of accrued interests of RMB15,556 (US$2,507). The debt extinguishment loss amounting to RMB41,581 (US$6,702) was recognized in earnings upon the repurchase.

On June 26, 2014, the Company issued and sold bonds with an aggregate principal amount of RMB2,000,000 (equivalent to US$322,341) at a coupon rate of 6.875% per annum (the “2017 Bonds”). The 2017 Bonds will mature on June 26, 2017. The 2017 Bonds were listed and quoted on the Official List of the Singapore Exchange Securities Trading Limited. Interest on the 2017 Bonds is payable semi-annually in arrears on June 26 and December 26 in each year, beginning December 26, 2014. Net proceeds from the 2017 Bonds after deducting issuance costs of RMB19,360 (US$3,120), were RMB1,980,640 (US$319,221). The proceeds from issuance of 2017 Bonds was used to new data centers, fund acquisitions, repurchase the 2016 Bonds and for general corporate purposes. The effective interest rate of the 2017 Bonds is 7.39%.

Deferred issuance costs are included in “Other non-current assets” in the Company’s consolidated balance sheets. The deferred issuance costs are amortized as interest expense using the effective interest method over the term of the 2016 Bonds and the 2017 Bonds, respectively.

Both the 2016 Bonds and the 2017 Bonds are unsecured and rank senior in right of payment to any of the Company’s indebtedness that is expressly subordinated to the bonds; equal in right of payment to any of the Company’s liabilities that are not so subordinated; but rank lower than any secured indebtedness of the Company and all liabilities (including accounts payable) of the Company’s subsidiaries and Consolidated VIEs.

The following table summarizes the aggregate required repayments of the principal amounts of the Company’s long-term borrowings, including the bonds payable, bank and other borrowings (Note 14), in the succeeding five years and thereafter:

	RMB	US$
For the years ending December 31,
2015	1,055,648	170,139
2016	280,554	45,217
2017	2,016,628	325,021
2018	18,976	3,058
2019	9,814	1,582
Thereafter	—	—

18.	DEFERRED GOVERNMENT GRANTS

During the years ended December 31, 2012, 2013 and 2014, the Company received RMB15,850, RMB2,950 and RMB20,920 (US$3,372), respectively, in government grants from the relevant PRC government authorities. The government grants received during the year ended December 31, 2012, 2013 and 2014 are required to be used in construction of property and equipment. These grants are initially deferred and subsequently recognized in the statement of operations when the Company has complied with the conditions or performance obligations attached to the related government grants, if any, and the grants are no longer refundable. Grants that subsidize the construction cost of property and equipment are amortized over the life of the related assets as a reduction of the associated depreciation expense.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

18.	DEFERRED GOVERNMENT GRANTS (CONTINUED)

Movements of deferred government grants are as follows:

	For the year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
Balance at beginning of the year	5,819	18,793	18,046	2,908
Additions	15,850	2,950	20,920	3,372
Recognized in income as a reduction of depreciation expense	(2,876)	(3,697)	(5,394)	(869)

Balance at end of the year	18,793	18,046	33,572	5,411

19.	TREASURY STOCK

For the year ended December 31, 2012, 2013 and 2014, the Company repurchased the number of 447,828 ADSs, 586,869 ADSs and 1,553,085 ADSs pursuant to the share repurchase plans. The repurchased ordinary shares were mainly used for settlement of acquisition payment.

For the year ended December 31, 2012, 2013 and 2014, 2,343,239 ADSs, 840,114 ADSs and nil were issued to settle the contingent consideration payment in relation to acquisitions.

In 2014, 76,048 ADSs were issued to Galaxy ENet Inc. (“Galaxy ENet”) (Note 22(b)).

20.	ACCUMULATED OTHER COMPREHENSIVE LOSS

The changes in accumulated other comprehensive income (loss) by component, net of tax of nil, are as follows:

	Foreign currency translation	Total
	RMB	RMB
Balance as of January 1, 2012	(54,779)	(54,779)
Current year other comprehensive loss	(2,588)	(2,588)

Balance as of December 31, 2012	(57,367)	(57,367)
Current year other comprehensive loss	(25,222)	(25,222)

Balance as of December 31, 2013	(82,589)	(82,589)
Current year other comprehensive income	16,835	16,835

Balance as of December 31, 2014	(65,754)	(65,754)

Balance as of December 31, 2014, in US$	(10,598)	(10,598)

21.	MAINLAND CHINA EMPLOYEE CONTRIBUTION PLAN

As stipulated by the regulations of the PRC, full-time employees of the Company in the PRC participate in a government-mandated multiemployer defined contribution plan organized by municipal and provincial governments. Under the plan, certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Company is required to make contributions to the plan based on certain percentages of employees’ salaries. The total expenses for the plan were RMB29,015, RMB45,934 and RMB88,102 (US$14,553), respectively, for the years ended December 31, 2012, 2013 and 2014.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

22.	SHARE BASED COMPENSATION

(a)	Option granted to employees

In order to provide additional incentives to employees and to promote the success of the Company’s business, the Company adopted a share incentive plan in 2010 (the “2010 Plan”) and 2014 (the “2014 Plan”), respectively. Under the 2010 Plan, the Company may grant options and RSUs to its employees, directors and consultants to purchase an aggregate of no more than 39,272,595 ordinary shares of the Company. The 2010 Plan was approved by the Board of Directors and shareholders of the Company on July 16, 2010. The 2010 Plan is administered by the Board of Directors or the Compensation Committee of the Board as set forth in the 2010 Plan (the “Plan Administrator”). All share options to be granted under the 2010 Plan have a contractual term of ten years and generally vest over 3 to 4 years in the grantee’s option agreement.

In order to further promote the success and enhance the value, the Company adopted the 2014 Plan. The 2014 Plan was approved by Annual General Meeting on May 29, 2014. Under the 2014 Plan, the Company may issue an aggregate of no more than 20,461,380 shares (“Maximum Number”) and such Maximum Number should be automatically increased by a number that is equal to 15% of the number of new shares issued by the Company from time to time. All share options, restricted shares and restricted share units to be granted under the 2014 Plan have a contractual term of ten years and generally vest over 3 to 4 years in the grantee’s option agreement.

The Company granted 2,524,932 share options and 432,910 RSUs in 2012, 676,592 RSUs and 3,122,417 RSUs in 2013 and 2014, respectively, with performance conditions whereby a predetermined number will vest upon the assignment of an annual performance review rating in accordance with predetermined performance targets for the grantees over a one or four-year period. As it is probable for the Company to estimate the annual performance review ratings for the individual grantees, the Company commenced recognition of the related compensation expense using the accelerated recognition method.

The compensation cost related to remaining unvested share options shall be recognized over the remaining requisite service period or the performance review period. As of December 31, 2014, options to purchase 9,054,118 of ordinary shares were outstanding.

The following table summarized the Company’s employee share option activity under the 2010 Plan:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		(US$)	(Years)	(US$)
Outstanding, January 1, 2014	10,958,796	0.31	6.7	39,546
Exercised	(1,828,910)	0.26
Forfeited	(75,768)	0.54

Outstanding, December 31, 2014	9,054,118	0.32	6.3	20,450

Vested and expected to vest at December 31, 2014	9,054,118	0.32	6.3	20,450

Exercisable as of December 31, 2014	7,837,941	0.25	6.2	18,225

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the fair value of the underlying stock at each reporting date, for those awards that have an exercise price below the estimated fair value of the Company’s shares. As of December 31, 2013 and 2014,

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

22.	SHARE BASED COMPENSATION (CONTINUED)

the Company had options outstanding to purchase an aggregate of 10,958,796 shares and 9,054,118 shares with an exercise price below the fair value of the Company’s shares, resulting in an aggregate intrinsic value of RMB239,400 and RMB126,884 (US$20,450), respectively.

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

The aggregate fair value of the outstanding options at the grant date was determined to be RMB63,356 (US$ 10,211) as of December 31, 2014 and such amount is recognized as compensation expense using the straight-line method for all employee share options granted with graded vesting based on service conditions and the accelerated method for share options granted with graded vesting based on performance conditions. The weighted-average grant-date fair value of options granted during the years ended December 31, 2012, 2013 and 2014 was US$1.49, nil and nil respectively. The total fair value of share options vested during the years ended December 31, 2012, 2013 and 2014 was US$5,655, US$3,388 and US$5,488, respectively. The aggregate intrinsic value of options exercised during the years ended December 31, 2012, 2013 and 2014 was US$4,487, US$24,355, and US$15,517, respectively.

As of December 31, 2014, there was RMB3,104 (US$500) of unrecognized share-based compensation cost, net of estimated forfeitures, related to unvested options which is expected to be recognized over a weighted-average period of 0.3 year. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

22.	SHARE BASED COMPENSATION (CONTINUED)

The following table summarizes the Company’s RSUs activity under the 2010 Plan and 2014 Plan:

	Number of RSUs	Weighted-average grant date fair value	Weighted-average remaining contractual life	Aggregate intrinsic value
		(US$)	(Years)	(US$)
Unvested, January 1, 2014	1,176,611	12.52	9.0	27,674
Granted	3,196,373	23.27
Vested	(677,570)	14.42
Forfeited	(85,158)	12.56

Unvested, December 31, 2014	3,610,256	19.22	8.6	55,851

Share-based compensation cost for RSUs is measured based on the closing fair market value of the Company’s ADS on the date of grant and the reporting date for equity and liability classified RSUs, respectively. The aggregate fair value of the unvested RSUs as of December 31, 2014 was RMB346,533 (US$55,851), and such amount is recognized as compensation expense using the straight-line method for the RSUs with graded vesting based on service conditions and the accelerated method for the RSUs with graded vesting based on performance conditions and share-settled bonuses. The weighted-average grant-date fair value of RSUs granted during the years ended December 31, 2012, 2013 and 2014 was US$10.01, US$14.22 and US$20.39, respectively. The total fair value of RSUs vested during the years ended December 31, 2012, 2013 and 2014 was US$1,184, US$2,898 and US$9,774, respectively.

During 2014, the Company granted 73,956 RSUs to settle the performance bonuses as elected by employees. As of December 31, 2014, there was RMB366,245 (US$59,028) of unrecognized share-based compensation cost related to RSUs which is expected to be recognized over a weighted-average vesting period of 2.5 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.

(b)	Fully vested ordinary shares to employees

On March 5, 2014, the Company agreed to issue 690,000 fully vested ADSs to Galaxy ENet, a company owned by a certain management employee of the Managed Network Entities. These ADSs are to compensate certain management employees of the Managed Network Entities in exchange for their past services and all of them have transferred their rights to Galaxy ENet. Such fully vested ADSs were issued to Galaxy ENet with treasury stock of 76,048 ADSs and newly issued share of 613,952 ADSs. Accordingly, the Company recorded share-based compensation cost of RMB117,207 (US$18,890) in “General and administrative expenses” within the Company’s consolidated statements of operations.

(c)	Shares issued to management of Dermot Entities (Note 4)

For the year ended December 31, 2014, the Company recorded compensation cost of RMB4,022 (US$649) within the Company’s consolidated statements of operations.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

22.	SHARE BASED COMPENSATION (CONTINUED)

Total compensation expense relating to share options and RSUs granted to employees recognized for the years ended December 31, 2012, 2013 and 2014 is as follows:

	For the year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
Cost of revenues	4,517	8,054	7,163	1,154
Sales and marketing expenses	10,508	13,405	13,482	2,173
General and administrative expenses	47,749	40,711	208,914	33,671
Research and development expenses	4,858	5,599	4,176	673

	67,632	67,769	233,735	37,671

23.	TAXATION

Enterprise income tax (“EIT”)

The Company is incorporated in the Cayman Islands and conducts its primary business operations through the subsidiaries and VIEs in the PRC and Hong Kong. It also has intermediate holding companies in BVI. Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains.

Hong Kong

Subsidiaries in Hong Kong are subject to Hong Kong profits tax rate of 16.5% for the years ended December 31, 2012, 2013 and 2014. No provision for Hong Kong profits tax has been made in the consolidated financial statements as these entities had no assessable profits in the years ended December 31, 2012, 2013 and 2014, except for DYX which was newly acquired in 2014 and has profits since acquisition.

Taiwan

DYX Taiwan branch is incorporated in Taiwan and is subject to Taiwan profits tax rate of 17% for the year ended December 31, 2014.

The PRC

The Company’s PRC subsidiaries are incorporated in the PRC and subject to PRC EIT on the taxable income in accordance with the relevant PRC income tax laws.

Effective January 1, 2008, the statutory corporate income tax rate is 25%, except for certain entities eligible for preferential tax rates.

21Vianet Beijing was qualified for a High and New Technology Enterprises (“HNTE”) since 2008 and is eligible for a 15% preferential tax rate. In October 2014, the Company obtained a new certificate, which will expire on December 31, 2016. In accordance with the PRC Income Tax Laws, an enterprise awarded with the HNTE status may enjoy a reduced EIT rate of 15%. For the years ended December 31, 2012, 2013 and 2014, 21Vianet Beijing applied a preferential tax rate of 15%.

In April 2011, 21Vianet (Xi’an) Information Outsourcing Industry Park Services Co., Ltd (“Xi’an Sub”), a subsidiary located in Shaanxi Province, qualified for a preferential tax rate of 15%. The preferential tax rate

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

23.	TAXATION (CONTINUED)

is awarded for companies that have operations in certain industries and meet the criteria of the Preferential Tax Policies for Development of the West Regions. The entity’s qualification will need to be assessed on an annual basis. For the years ended December 31, 2012, 2013 and 2014, Xi’an Sub applied a preferential tax rate of 15%.

In July 2012, Gehua, a subsidiary located in Guangdong Province, qualified as a HNTE and is eligible for a 15% preferential tax rate effective from 2012 to 2014, and thereafter for an additional 3 years if it is able to satisfy the HNTE technical and administrative requirements in those 3 years.

In June 2009, BJ Fastweb, a subsidiary located in Beijing, qualified as a HNTE and is eligible for a 15% preferential tax rate effective from 2009 to 2011, and thereafter for an additional 3 years if it is able to meet the HNTE technical and administrative requirements in those 3 years. The Company’s HNTE certificate expired as of December 31, 2011 and the Company obtained a renewed certificate in May 2012, which expired on December 31, 2014. For the years ended December 31, 2012, 2013 and 2014, BJ Fastweb applied a preferential tax rate of 15%.

In 2013, BJ iJoy qualified as a software enterprise which allows the Company to utilize a two-year 100% exemption for 2013 and 2014 followed by a three-year half-reduced EIT rate effective for the years from 2015 to 2017. For the year ended December 31, 2013 and 2014, BJ iJoy enjoyed the 100% tax exemption for its taxable income.

In 2010, GD Tianying, a subsidiary located in Guangdong Province, qualified as a HNTE and is eligible for a 15% preferential tax rate effective from 2010 to 2012, and thereafter for an addition 3 years if it is able to meet the HNTE technical and administrative requirements in those 3 years. The company’s HNTE certificate expired as of December 31, 2012 and the Company obtained a renewed certificate in October 2013, which will expire on December 31, 2015. For the year ended December 31, 2014, GD Tianying applied a preferential tax rate of 15%.

In 2000 and 2012, SC Aipu and Yunnan Aipu Network Technology Co., Ltd. (“YN Aipu”), respectively, qualified for a preferential tax rate of 15%. The preferential tax rate is awarded for companies that have operations in certain industries and meet the criteria of the Preferential Tax Policies for Development of the West Regions. The qualification will need to be reviewed on an annual basis. For the year ended December 31, 2014, SC Aipu and YN Aipu applied a preferential tax rate of 15%.

The Company’s other PRC subsidiaries were subject to EIT at a rate of 25% for the years ended December 31, 2012, 2013 and 2014.

The New EIT Law also provides that enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC are considered PRC tax resident enterprises and subject to PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. As of December 31, 2014, no detailed interpretation or guidance has been issued to define “place of effective management”. Furthermore, as of December 31, 2014, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. If the Company is deemed as a PRC tax resident, it would be subject to PRC tax under the New CIT Law. The Company will continue to monitor changes in the interpretation or guidance of this law.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

23.	TAXATION (CONTINUED)

Profit (loss) before income taxes consists of:

	For the year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
Non-PRC	(74,140)	(165,039)	(485,539)	(78,255)
PRC	167,955	128,360	173,735	28,000

	93,815	(36,679)	(311,804)	(50,255)

Income tax expense comprises of:

	For the year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
Current	(45,481)	(29,905)	(45,401)	(7,317)
Deferred	9,322	19,581	28,728	4,630

	(36,159)	(10,324)	(16,673)	(2,687)

The reconciliation of tax computed by applying the statutory income tax rate of 25% for the years ended December 31, 2012, 2013 and 2014 applicable to the PRC operations to income tax expense is as follows:

	For the year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
Profit (loss) before income taxes	93,815	(36,679)	(311,804)	(50,255)

Income tax (expense) benefit computed at applicable tax rates (25%)	(23,454)	9,170	77,951	12,563
Non-deductible expenses	(1,969)	(3,385)	(6,095)	(980)
Research and development expenses	4,313	6,850	6,879	1,109
Effect of tax holidays	—	10,487	6,305	1,016
Preferential rate	7,245	2,655	20,049	3,231
Current and deferred tax rate differences	1,804	11,938	(8,553)	(1,379)
International rate differences	(15,716)	(36,080)	(108,066)	(17,417)
Tax exempted income	2,635	(905)	2,118	341
Unrecognized tax benefits	(641)	(6,719)	3,872	624
Deferred tax expense	(3,695)	(7,882)	(3,109)	(501)
Change in valuation allowance	(5,263)	1,172	(7,704)	(1,242)
Prior year provision to return true up	(1,418)	2,375	(320)	(52)

Income tax expense	(36,159)	(10,324)	(16,673)	(2,687)

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

23.	TAXATION (CONTINUED)

The benefit of the tax holiday per basic and diluted earnings per share is as follows:

	For the year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
Basic	—	0.029	0.016	0.003

Diluted	—	0.029	0.016	0.003

Deferred Tax

The significant components of deferred taxes are as follows:

	December 31,
	2013	2014
	RMB	RMB	US$
Deferred tax assets
Current
Allowance for doubtful accounts	147	1,523	245
Accrued salary and welfare	6,784	30,226	4,872
Accrued expenses	4,415	2,302	371
Contingent consideration payables	2,984	—	—
Property and equipment	—	1,424	229
Deferred government grant-current	153	74	12
Valuation allowance	(387)	(547)	(88)

Net current deferred tax assets	14,096	35,002	5,641

Non-current
Tax losses	7,606	18,787	3,027
Property and equipment	9,947	15,428	2,487
Intangible assets	—	936	151
Capital lease	3,720	8,717	1,405
Deferred government grant-non-current	4,202	6,234	1,005
Depreciation and amortization generated from acquisitions	740	8,361	1,348
Valuation allowance	(8,346)	(15,890)	(2,561)

Net non-current deferred tax assets	17,869	42,573	6,862

Total deferred tax assets	31,965	77,575	12,503

Deferred tax liabilities
Current
Accrued interest income	3,115	2,696	435

Non-current
Intangible assets	45,770	235,346	37,933
Property and equipment	28,245	69,896	11,265
Capitalized interest expense	4,578	5,098	820

Net non-current deferred tax liabilities	78,593	310,340	50,018

Total deferred tax liabilities	81,708	313,036	50,453

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

23.	TAXATION (CONTINUED)

As of December 31, 2014, the Company has net tax operating losses from its PRC subsidiaries, as per filed tax returns, of RMB70,030 (US$11,287), which will expire between 2015 to 2019.

As of December 31, 2014, the Company intends to permanently reinvest the undistributed earnings from other foreign subsidiaries to fund future operations. As of December 31, 2014, the total amount of undistributed earnings from its PRC subsidiaries was RMB931,176 (US$150,078). The amount of unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries is not determined because such a determination is not practicable.

Unrecognized Tax Benefits

As of December 31, 2013 and 2014, the Company recorded unrecognized tax benefits of RMB18,559 and RMB20,453 (US$3,296), respectively.

The unrecognized tax benefits and its related interest are primarily related to the application of a reduced income tax rate not yet approved and unqualified deemed profit tax filing method. RMB6,047 of the total unrecognized tax benefits, ultimately recognized, will impact the effective tax rate. It is possible that the amount of uncertain tax benefits will change in the next 12 months, however, an estimate of the range of the possible outcomes cannot be made at this time.

A roll-forward of unrecognized tax benefits is as follows:

	For the year ended December 31,
	2013	2014
	RMB	RMB	US$
Balance at beginning of year	10,302	14,232	2,294
Reversal based on tax positions related to prior years	(500)	(5,948)	(959)
Additions based on tax positions related to the current year	4,430	8,398	1,354

Balance at end of year	14,232	16,682	2,689

In the years ended December 31, 2012, 2013 and 2014, the Company recorded (reversed) interest expense of RMB641, RMB2,289 and RMB(556) (US$(90)), respectively. Accumulated interest expense recorded by the Company was RMB4,327 and RMB3,771 (US$607) as of December 31, 2013 and 2014, respectively. As of December 31, 2014, the tax years ended December 31, 2011 through 2014 for the PRC subsidiaries remain open for statutory examination by the PRC tax authorities.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

24.	RELATED PARTY TRANSACTIONS

a)	Related parties

Name of related parties	Relationship with the Company
aBitCool	A company owned by the same group of the Company’s Class B ordinary shareholders (1)
aBitCool China Limited (“ ABC”)	A company controlled by aBitCool
BitCool Media Group Limited (“Bitcool Media”)	A company controlled by aBitCool
CloudEx Beijing Science & Technology Co., Ltd. (“CE BJ”)	A company controlled by aBitCool
Beijing CloudEX Software Service Co., Ltd. (“CE Soft BJ”)	A company controlled by aBitCool
21 Vianet Infrastructure Limited (3)	A company controlled by aBitCool
21Vianet (Xi’an) Technology Co., Ltd. (“Xi’an Tech”) (2)	A company controlled by 21 Vianet Infrastructure Limited
Shi Dai Tong Lian	Seller of the Managed Network Entities
Concept Network Limited	Seller of the Managed Network Entities
TJ Guanbang	Seller of Gehua
BJ Huibang	Seller of Gehua
Shanghai Shibei Hi-Tech Co., Ltd. (“SH Shibei”)	Noncontrolling shareholder of SH Wantong
Beijing Kaihua Kewei Technology Company Limited (“Kaihua Kewei”)	Seller of Tianwang and Yilong
A PRC citizen	Seller of iJoy
Suzhou Aizhuoyi Information Technology Co., Ltd. (“SZ Aizhuoyi”)	A company controlled by the seller of iJoy
Mr. Chen Sheng	Director and CEO of the Company
Mr. Li	Ultimate seller and noncontrolling shareholder of Aipu Group
Shantou Lishida Information Technology Co., Ltd. (“Lishida”)	Seller of Tianying
Upwise Investment Limited (“Upwise”)	Seller of Dermot Entities
Dyxnet Internet Center Limited (“DIC”)	A related party of the seller of Dermot Entities
Dyxnet Corporate Service Limited (“DCS”)	A related party of the seller of Dermot Entities

(1)	There are certain shareholders (“Common Shareholders”) that are shareholders of both aBitCool and the Company. As of December 31, 2014, in terms of economic interests and voting power, the Common Shareholders’ ownership interests in the Company were 11.36% and 54.77% while the their ownership interests in aBitCool was 90.14% in terms of both economic interests and voting power, based on the register of members of the Company. There is neither a single controlling shareholder nor a group of shareholders holding identical ownership interests individually and controlling ownership interests in aggregate in the Company and aBitCool.
(2)	Acquired by the Company on July 5, 2012.
(3)	Deregistered in 2013.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

24.	RELATED PARTY TRANSACTIONS (CONTINUED)

b)	The Company had the following related party transactions for the years ended December 31, 2012, 2013 and 2014:

	For the year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
Services provided to:
- Upwise	—	—	143	23
- DCS	—	—	18	3
- CE BJ	1	—	—	—
- CE Soft BJ	215	—	—	—
Services provided by:
- DIC	—	—	4,106	662
- DCS	—	—	587	95
- Upwise	—	—	97	16
- Xi’an Tech	5,526	—	—	—
Purchases of equipment from:
- SZ Aizhuoyi	—	61,202	80,059	12,903
- DCS	—	—	330	53
- ABC	—	266	—	—
- CE Soft BJ	515	—	—	—
Loans provided to:
- Seller of Aipu Group	—	—	98,500	15,875
- BitCool Media	14,771	19,096	22,792	3,673
- SH Shibei	—	4,900	—	—
- Seller of iJoy	—	12,193	—	—
Repayment of loans:
- BitCool Media	—	1,219	35,380	5,702
Receipt of interest income from loan to:
- Bitcool Media	—	—	1,553	250
Interest income from loan to:
- Bitcool Media	253	861	956	154
Management service provided by:
- DCS	—	—	8,949	1,442
Acquisition of 21V Xi’an from 21 Vianet Infrastructure Limited	15,977	—	—	—

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

24.	RELATED PARTY TRANSACTIONS (CONTINUED)

c)	The Company had the following related party balances as of December 31, 2013 and 2014:

	December 31,
	2013	2014
	RMB	RMB	US$
Amounts due from related parties:
Current:
- Bitcool Media	33,311	20,126	3,244
- Seller of iJoy	24,387	24,476	3,945
- SH Shibei	9,800	9,800	1,579
- Upwise	—	465	75

	67,498	54,867	8,843

Non-current:
- Seller of Aipu Group	—	98,500	15,875

Amounts due to related parties:
Current:
- Seller of the Managed Network Entities	47,755	47,755	7,697
- Seller of iJoy	63,602	50,506	8,140
- Seller of Tianwang and Yilong	19,605	2,970	479
- Seller of GD Tianying	—	9,434	1,520
- Sellers of Dermot Entities	—	205,380	33,101
- SZ Aizhuoyi	—	7,131	1,149
- DCS	—	3,628	585
- Seller of Gehua	16,737	—	—

	147,699	326,804	52,671

	December 31,
	2013	2014
	RMB	RMB	US$
Non-current:
- Seller of iJoy	58,487	18,392	2,964
- Seller of Tianying	—	17,585	2,834
- Sellers of Aipu Group	—	67,531	10,884
- Seller of Dermot Entities	—	177,220	28,563
- Seller of Tianwang and Yilong	19,834	—	—

	78,321	280,728	45,245

All balances with the related parties, other than the amount due from BitCool Media, as of December 31, 2013 and 2014 were unsecured, interest-free and have no fixed terms of repayment. The loan provided to BitCool Media bears annual interest rates of 3% - 6% and will mature in 2015. The Company has recorded the related interest income of RMB253, RMB861 and RMB956 (US$154) using the effective interest method for the year ended December 31, 2012, 2013 and 2014, respectively.

The amount due to related parties as of December 31, 2014 mainly relate to the remaining contingent purchase consideration payable for the acquisitions of subsidiaries.

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

In accordance with the PRC Regulations on Enterprises with Foreign Investment and the articles of association of the Company’s PRC subsidiaries, a foreign-invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign-invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. 21Vianet China was established as foreign-invested enterprise and, therefore, is subject to the above mandated restrictions on distributable profits. As of December 31, 2013 and 2014, the Company’s PRC subsidiaries had appropriated RMB35,178 and RMB52,263 (US$8,423), respectively, in its statutory reserves.

As a result of these PRC laws and regulations subject to the limit discussed above that require annual appropriations of 10% of after-tax income to be set aside, prior to payment of dividends as general reserve fund, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. Amounts restricted include paid-in capital and statutory reserve funds of the Company’s directly owned PRC subsidiaries and the equity of the Consolidated VIEs, as determined pursuant to PRC generally accepted accounting principles, totaling an aggregate of RMB1,763,493 (US$284,223) as of December 31, 2014.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

26.	EARNINGS (LOSS) PER SHARE

Basic and diluted earnings (loss) per share for each of the years presented are calculated as follows:

	For the year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
Numerator:
Net profit (loss)	57,656	(47,003)	(328,477)	(52,942)
Less: net profit attributable to noncontrolling interest and redeemable noncontrolling interest	(1,332)	(1,223)	(20,003)	(3,224)

Net profit (loss) attributable to ordinary shareholders	56,324	(48,226)	(348,480)	(56,166)
Plus: deemed dividend in relation to accretion of redeemable noncontrolling interests	—	—	(7,850)	(1,265)

Adjusted net profit (loss) attributable to ordinary shareholders	56,324	(48,226)	(356,330)	(57,431)

Denominator:

Weighted-average number of shares outstanding—basic	342,533,167	364,353,974	401,335,788	401,335,788
Weighted-average number of stock options and RSUs granted in connection with the stock option plan	14,251,042	—	—	—

Weighted-average number of shares outstanding—diluted	356,784,209	364,353,974	401,335,788	401,335,788

Earnings (loss) per share—Basic:
Net profit (loss)	0.16	(0.13)	(0.89)	(0.14)

	0.16	(0.13)	(0.89)	(0.14)

Earnings (loss) per share—Diluted:
Net profit (loss)	0.16	(0.13)	(0.89)	(0.14)

	0.16	(0.13)	(0.89)	(0.14)

In 2013, the Company issued 6,000,000 ordinary shares to its share depositary bank which will be used to settle stock option awards upon their exercise. No consideration was received by the Company for this issuance of ordinary shares. These ordinary shares are legally issued and outstanding but are treated as escrowed shares for accounting purposes and therefore, have been excluded from the computation of earnings per share. Any ordinary shares not used in the settlement of stock option awards will be returned to the Company.

Contingently issuable shares related to the portion of contingent consideration for the acquisitions in the form of shares that are based on targets that have been fixed are included in the computation of basic earnings per share as the Company does not expect any circumstances under which these shares would not be issued.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

27.	SHARE CAPITAL

In May 2014, the Company’s annual general meeting of shareholders authorised share capital of the Company be increased from (A) US$7,700 divided into (i) 470,000,000 Class A Ordinary Shares of a nominal or par value of US$0.00001 each and (ii) 300,000,000 Class B Ordinary Shares of a nominal or par value of US$0.00001 each to (B) US$15,000 divided into (i) 1,200,000,000 Class A Ordinary Shares of a nominal or par value of US$0.00001 each and (ii) 300,000,000 Class B Ordinary Shares of a nominal or par value of US$0.00001 each, by the creation of an additional 730,000,000 Class A Ordinary Shares with a nominal or par value of US$0.00001 each to rank pari passu in all respects with the existing Class A Ordinary Shares.

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

In May 2013, the Company issued 5,282,100 Class A ordinary shares to the sellers of Fastweb and Tianwang and Yilong in settlement of the contingent purchase considerations. In October 2013, the Company issued 34,683,042 Class A ordinary shares to Esta for an aggregate cash consideration of RMB533,301. In addition, Esta purchased 5,316,960 Class A ordinary shares from the Company’s existing shareholders for a total cash consideration of RMB78,685 which was paid to the selling shareholders through the Company.

In 2014, the Company issued 2,666,898 Class A ordinary shares to the sellers of Fastweb and Tianwang and Yilong in settlement of the contingent purchase considerations. In 2014, the Company issued 3,683,712 Class A ordinary shares to Galaxy ENet Inc. (Note 22(b)).

28.	REDEEMABLE NONCONTROLLING INTERESTS

	For the year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
Balance as of January 1	—	—	—	—
Acquisition of Aipu Group (Note 4)	—	—	748,040	120,562
Current profit	—	—	17,816	2,872
Accretion of redeemable noncontrolling interests	—	—	7,850	1,265

Balance as of December 31	—	—	773,706	124,699

29.	FAIR VALUE MEASUREMENTS

The Company applies ASC 820, Fair Value Measurements and Disclosures. ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided on fair value measurement.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

29.	FAIR VALUE MEASUREMENTS (CONTINUED)

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 — Unobservable inputs which are supported by little or no market activity.

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

Cash equivalents, fixed rate time deposits, floating rate time deposits and bonds payable are classified within Level 1 because they are valued by using quoted market prices. The fair values of the Company’s floating rate principal guaranteed investments and fixed rate principal guaranteed investments are as measured and held-to-maturity investments as disclosed are determined based on the discounted cash flow model using the discount curve of market interest rates.

The mandatorily redeemable noncontrolling interests (Note 1(c)), the contingent considerations for the acquired businesses (Note 4) and the share-settled bonuses are classified within Level 3. The fair value of the noncontrolling interest was estimated using the income approach based on the discounted cash flows (“DCF”) model, with adjustments for the lack of control and lack of marketability that market participants would consider when estimating the fair value of the noncontrolling interests in the Consolidated VIE. The contingent considerations are based on the achievement of certain financial targets in accordance with the sales and purchase agreements for the various periods, as well as other non-financial measures. The revenue and net profit targets were calculated based on the DCF model. The DCF model involves applying appropriate discount rates to estimated cash flow forecasts that are based on forecasts of revenue and costs. Estimation of future cash flows requires the Company to make complex and subjective judgments regarding the acquired businesses’ projected financial and operating results, unique business risks, limited operating histories and future prospects. The acquired businesses’ revenue forecasts were based on expected annual growth rates which were derived from a combination of our historical experience and industry trends. The fair value of the share-settled bonuses was estimated using the performance bonuses that the Company estimates to be settled in shares and the observable market prices of the underlying ADSs of the Company.

The redeemable noncontrolling interests of Aipu Group are classified within level 3. The fair value of the redeemable noncontrolling interests at the acquisition date was determined with the estimated operating and financial results for the year ending December 31, 2014, 2015 and 2016. The fair value of embedded put option in the redeemable noncontrolling interests was estimated by Monte Carlo Method, which was calculated by multiplying net income and simulated earnings multiple ratio for the year ending December 31, 2014, 2015 and 2016.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

29.	FAIR VALUE MEASUREMENTS (CONTINUED)

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair value measurement using:
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)	Fair value at December 31, 2013
	RMB	RMB	RMB	RMB
Cash equivalents:
- Fixed rate time deposits	821,718	—	—	821,718

Held-to-maturity short-term investments:
- Fixed rate time deposits	127,023	—	—	127,023
- Floating rate time deposits	74,803	—	—	74,803
- Floating rate principal guaranteed investments	—	900,000	—	900,000

Assets	1,023,544	900,000	—	1,923,544

Long-term borrowings:
- Bonds payable	1,027,140	—	—	1,027,140

Other liabilities:
- Share-settled bonuses	—	—	6,441	6,441
- Mandatorily redeemable noncontrolling interests in Asia Cloud Investment	—	—	100,000	100,000

Amounts due to related parties:
- Contingent consideration payable in relation to the acquisition of subsidiaries	—	—	178,265	178,265

Liabilities	1,027,140	—	284,706	1,311,846

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

29.	FAIR VALUE MEASUREMENTS (CONTINUED)

	Fair value measurement using:
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)	Fair value at December 31, 2014
	RMB	RMB	RMB	RMB	US$
Cash equivalents:
- Fixed rate time deposits	116,677	—	—	116,677	18,805

Held-to-maturity short-term investments:
- Fixed rate time deposits	11,242	—	—	11,242	1,812
- Fixed rate principal guaranteed investments	—	900,000	—	900,000	145,054

Assets	127,919	900,000	—	1,027,919	165,671

Long-term borrowings:
- Bonds payable	2,211,274	—	—	2,211,274	356,393

Other liabilities:
- Share-settled bonuses	—	—	14,913	14,913	2,404
- Mandatorily redeemable noncontrolling interests in Asia Cloud Investment	—	—	100,000	100,000	16,117

Amounts due to related parties:
- Contingent consideration payable in relation to the acquisition of subsidiaries	—	—	548,017	548,017	88,324

Liabilities	2,211,274		662,930	2,874,204	463,238

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

29.	FAIR VALUE MEASUREMENTS (CONTINUED)

The following table presents a reconciliation of all liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3):

Contingent consideration payable
RMB
Fair value at January 1, 2013	142,783
Contingent purchase consideration payable — Tianwang and Yilong (Note 4)	55,889
Contingent purchase consideration payable — iJoy (Note 4)	72,294
Changes in the fair value	55,882
Payment of cash consideration	(22,868)
Reclassification to equity upon resolution of contingencies	(125,715)

Transfers in and/or out of Level 3	—
Fair value at December 31, 2013	178,265

Contingent purchase consideration payable — Aipu Group (Note 4)	48,971
Contingent purchase consideration payable — Dermot Entities (Note 4)	355,067
Contingent purchase consideration payable — Other acquisitions (Note 4)	14,678
Changes in the fair value	22,629
Payment of cash consideration	(4,870)
Reclassification to equity upon resolution of contingencies	(66,280)
Foreign exchange gain/(loss) generate from payment of cash consideration	(443)
Transfers in and/or out of Level 3	—

Fair value at December 31, 2014	548,017

Fair value at December 31, 2014 (US$)	88,324

Share-settled bonuses
RMB
Fair value at January 1, 2013	—
Increase in bonuses settled in shares during 2013	5,894
Changes in the fair value	4,566
Reclassification to equity	(1,564)
Reclassification to “Accrued expenses and other payables-Others”	(2,455)
Transfers in and/or out of Level 3	—

Fair value at December 31, 2013	6,441

Increase in bonuses settled in shares during 2014	14,862
Changes in the fair value	9,141
Reclassification to equity	(15,454)
Reclassification to “Accrued expenses and other payables-Others”	(77)
Transfers in and/or out of Level 3	—

Fair value at December 31, 2014	14,913

Fair value at December 31, 2014 (US$)	2,404

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

29.	FAIR VALUE MEASUREMENTS (CONTINUED)

Mandatorily redeemable noncontrolling interests in Asia Cloud Investment
RMB
Fair value at January 1, 2014	100,000
Changes in the fair value	—
Transfers in and/or out of Level 3	—

Fair value at December 31, 2014	100,000

Fair value at December 31, 2014 (US$)	16,117

Changes in the fair value of the contingent purchase consideration payable will be recorded in the consolidated financial statements of operations. The Company’s valuation techniques used to measure the fair value of the contingent consideration payable were derived from management’s assumptions of estimations as discussed above.

30.	COMMITMENTS AND CONTINGENCIES

Capital commitments

As of December 31, 2014, the Company has the following commitments to purchase certain computer and network equipment and construction in progress:

	RMB	US$
2015	484,106	78,024
2016	334	54

	484,440	78,078

Operating lease commitments

The Company leases facilities in the PRC under non-cancelable operating leases expiring on different dates. For the years ended December 31, 2012, 2013 and 2014, total rental expenses for all operating leases amounted to RMB24,082, RMB30,853 and RMB56,247 (US$9,065), respectively.

As of December 31, 2014, the Company has future minimum lease payments under non-cancelable operating leases with initial terms in excess of one year in relation to office premises and data center space consisting of the following:

	RMB	US$
2015	87,699	14,135
2016	78,811	12,702
2017	74,166	11,953
2018	36,318	5,853
2019 and thereafter	149,585	24,109

	426,579	68,752

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. The terms of the leases do not contain material rent escalation clauses or contingent rents.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

30.	COMMITMENTS AND CONTINGENCIES (CONTINUED)

Bandwidth and cabinet capacity purchase commitments

As of December 31, 2014, the Company had outstanding purchase commitments in relation to bandwidth and cabinet capacity consisting of the following:

	RMB	US$
2015	958,188	154,432
2016	75,800	12,217
2017	39,432	6,355
2018	29,556	4,764
2019 and thereafter	125,825	20,279

	1,228,801	198,047

Managed Network Services

As of December 31, 2014, the Company was in the process of negotiation with the seller of the Managed Network Entities on the quality assessment of the fiber optic network subsequent to the completion of construction. As this is a pending event subsequent to the acquisition which is unrelated to the original acquisition, the Company concluded that the accounting for any settlement should be separated from that of the business combination. Based on the Company’s best estimate, the fair value of the related contingent consideration in shares of RMB47,755, as determined based on the remeasured amount of December 31, 2012, is accrued as a contingent payable pursuant to ASC 450, Contingencies. The Company is negotiating with the seller of the Managed Network Entities to come to an agreement on the quality assessment of the fiber optic network as of December 31, 2014 and the Company’s estimate of the contingent payable remains unchanged.

Income Taxes

As of December 31, 2014, the Group has recognized an accrual of RMB20,453 (US$3,296) for unrecognized tax benefits and its interest (Note 23). The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of statutes of limitation. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties. As of December 31, 2014, the Group classified the accrual for unrecognized tax benefits as a non-current liability.

Securities Litigation

The Company and certain of its officers and directors were named as defendants in two putative securities class actions filed in U.S. federal district courts in Texas. The complaints in both actions allege that certain of the Company’s financial statements and other public disclosures contained misstatements or omissions and assert claims under the U.S. securities laws. Putative plaintiffs in these actions have filed motions to consolidate the cases and for appointment of a lead plaintiff, which remain pending before the Court. As the actions remain in their preliminary stages, the Company’s management is unable to express any opinion on the likelihood of an unfavorable outcome or any estimate of the amount or range of any potential loss.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

31.	SUBSEQUENT EVENTS

Investment from Kingsoft, Xiaomi and Esta

The Company entered into definitive share purchase agreements with affiliates of Kingsoft, Xiaomi and Esta in late November and early December 2014.

Pursuant to the agreement with Kingsoft entered into on November 29, 2014, Kingsoft agreed to make a total of US$172,000 investment in 21Vianet, with a purchase price of US$3.00 per ordinary share (the equivalent of US$18.00 per ADS). The investment will all be in newly issued 39,087,125 Class A and 18,250,268 Class B ordinary shares. Pursuant to the agreement with Xiaomi entered into on November 30, 2014, Xiaomi agreed to make a total of US$50,000 investment in 21Vianet, with a purchase price of US$3.00 per ordinary share (the equivalent of US$18.00 per ADS). The investment will all be in newly issued 6,142,410 Class A and 10,524,257 Class B ordinary shares. Pursuant to the agreement with Temasek entered into on December 1, 2014, Temasek agreed to make a total of US$74,000 investment in 21Vianet, with a purchase price of US$3.00 per ordinary share (the equivalent of US$18.00 per ADS). The investment will be in newly issued 24,668,020 Class A ordinary shares, or the equivalent of 4,111,337 ADSs.

The transactions were subsequently closed on January 15, 2015.

Upon the closing of the above investment transaction with Kingsoft, 21Vianet and Kingsoft has signed a business cooperation memorandum. Under the terms of the memorandum, 21Vianet will build, operate, maintain and provide technical support for new, state-of-art data centers in China to meet Kingsoft and its designated third party’s next-generation cloud infrastructure requirements. Upon meeting certain conditions, 21Vianet will lease to Kingsoft and its designated third party (agreed to by 21Vianet) a combined minimum of 5,000 cabinets at the then most-favorable price over the next three years.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

32.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

	Note	As of December 31,
		2013	2014
		RMB	RMB	US$
ASSETS
Current assets
Cash		590,682	3,891	627
Restricted cash		190,000	100,000	16,117
Short-term investments		81,826	11,242	1,812
Prepaid expenses and other current assets		76,606	52,989	8,538
Amount due from a related party	(b)	24,387	24,476	3,945
Amount due from subsidiaries	(b)	1,672,335	2,078,468	334,988

Total current assets		2,635,836	2,271,066	366,027

Non-current assets
Restricted cash		100,000	—	—
Investments in subsidiaries		895,390	2,659,202	428,586
Amount due from a related party	(b)	—	70,000	11,282
Other non-current assets		26,116	27,900	4,497

Total non-current assets		1,021,506	2,757,102	444,365

Total assets		3,657,342	5,028,168	810,392

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables		255	4,772	769
Interest payable		21,265	7,390	1,191
Amount due to related parties	(b)	99,944	268,290	43,240

Total current liabilities		121,464	280,452	45,200

Non-current liabilities
Amount due to related parties	(b)	78,321	280,728	45,245
Bonds payable	(d)	998,505	2,264,064	364,901

Total non-current liabilities		1,076,826	2,544,792	410,146

Total liabilities		1,198,290	2,825,244	455,346

Shareholders’ equity:
Class A Ordinary shares (par value of US$0.00001 per share; 470,000,000 and 1,200,000,000 shares authorized; 344,745,991 and 346,803,765 shares issued and outstanding as of December 31, 2013 and 2014, respectively)		22	23	3
Class B Ordinary shares (par value of US$0.00001 per share; 300,000,000 and 300,000,000 shares authorized; 53,480,544 and 49,430,544 shares issued and outstanding as of December 31, 2013 and 2014, respectively)		4	3	1
Additional paid-in capital		3,836,967	4,117,232	663,577
Accumulated other comprehensive loss		(82,589)	(65,754)	(10,598)
Accumulated deficit		(1,286,435)	(1,634,915)	(263,500)
Treasury stock		(8,917)	(213,665)	(34,437)

Total shareholders’ equity		2,459,052	2,202,924	355,046

Total liabilities and shareholders’ equity		3,657,342	5,028,168	810,392

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

32.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

Condensed statements of operations

	For the year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
Operating Expenses
General and administrative expenses	(78,611)	(16,741)	(125,859)	(20,286)
Changes in the fair value of contingent purchase consideration payables	5,693	(99,874)	(22,629)	(3,647)

Operating loss	(72,918)	(116,615)	(148,488)	(23,933)
Other income (expense)	10,570	(41,475)	(199,418)	(32,140)
Share of profits (losses) from subsidiaries and Consolidated VIEs	118,672	109,864	(574)	(93)

Profit (loss) before income taxes	56,324	(48,226)	(348,480)	(56,166)
Income tax expense	—	—	—	—

Net profit (loss)	56,324	(48,226)	(348,480)	(56,166)

Condensed statements of comprehensive income (loss)

	For the year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
Net profit (loss)	56,324	(48,226)	(348,480)	(56,166)
Other comprehensive (loss) income, net of tax of nil:
Foreign currency translation adjustments, net of tax of nil	(3,942)	(21,357)	16,835	2,713

Other comprehensive income (loss), net of tax of nil:
Comprehensive income (loss)	52,382	(69,583)	(331,645)	(53,453)

Comprehensive income (loss) attributable to the Company’s ordinary shareholders	52,382	(69,583)	(331,645)	(53,453)

Condensed statements of cash flows

	For the year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
Net cash used in operating activities	(6,300)	(26,630)	(23,952)	(3,860)
Net cash generated from (used in) investing activities	272,873	(67,455)	(1,186,053)	(191,158)
Net cash (used in) generated from financing activities	(286,700)	670,670	623,214	100,444

Net (decrease) increase in cash	(20,127)	576,585	(586,791)	(94,574)
Cash at beginning of the year	34,224	14,097	590,682	95,201

Cash at end of the year	14,097	590,682	3,891	627

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

32.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

(a)	Basis of presentation

In the Company-only financial statements, the Company’s investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries since inception.

The Company records its investment in its subsidiary under the equity method of accounting as prescribed in ASC 323-10, Investment-Equity Method and Joint Ventures, and such investment is presented on the balance sheet as “Investment in subsidiaries” and the share of the subsidiaries’ profit or loss is presented as “Share of profits (losses) of subsidiaries and Consolidated VIEs” on the statements of operations.

The subsidiaries did not pay any dividends to the Company for the years presented.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted and as such, these Company-only financial statements should be read in conjunction with the Group’s consolidated financial statements.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

32.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

(b)	Related party transactions

The Company had the following related party balances as of December 31, 2013 and 2014:

	December 31,
	2013	2014
	RMB	RMB	US$
Amount due from subsidiaries
- 21Vianet HK	1,581,289	2,056,545	331,455
- 21Vianet Beijing	91,042	1,726	278
- Xi’an Holding	4	6,123	987
- Venture	—	14,074	2,268

	1,672,335	2,078,468	334,988

Amount due from related parties
Current:
- Seller of iJoy	24,387	24,476	3,945

Non-current:
- Seller of Aipu Group	—	70,000	11,282

Amount due to related parties
Current:
- Seller of Tianwang and Yilong	19,605	2,970	479
- Seller of iJoy	63,602	50,506	8,140
- Seller of GD Tianying	—	9,434	1,520
- Seller of Dermot Entities	—	205,380	33,101
- Seller of Gehua	16,737	—	—

	99,944	268,290	43,240

Non-current:
- Sellers of Tianying	—	17,585	2,834
- Seller of Aipu Group	—	67,531	10,884
- Seller of Dermot Entities	—	177,220	28,563
- Seller of iJoy	58,487	18,392	2,964
- Seller of Tianwang and Yilong	19,834	—	—

	78,321	280,728	45,245

(c)	Commitments

The Company does not have any significant commitments as of any of the years presented.

(d)	Bonds payable

On March 22, 2013, the Company issued and sold 2016 Bonds with an aggregate principal amount of RMB1,000,000 at a coupon rate of 7.875% per annum. The 2016 Bonds will mature on March 22, 2016. The 2016 Bonds were listed and quoted on the Official List of the Singapore Exchange Securities Trading Limited. Interest on the Bonds is payable semi-annually in arrears on March 22 and

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

32.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

(d)	Bonds payable (continued)

September 22 in each year, beginning September 22, 2013. The net proceeds from the 2016 Bonds, after deducting issuance costs of RMB25,189 and a discount of RMB1,970, were RMB972,841, which will be used for construction of new data centers and other general corporate purposes. The effective interest rate of the 2016 Bonds is 9.29%. On June 30, 2014, the Company repurchased 73.57% of the outstanding 2016 Bonds with the total consideration of RMB776,163 (US$125,095) including payment of accrued interests of RMB15,556 (US$2,507). The debt extinguishment loss amounting to RMB41,581 (US$6,702) was recognized in earnings upon the repurchase.

On June 26, 2014, the Company issued and sold 2017 Bonds with an aggregate principal amount of RMB2,000,000 (equivalent to US$322,341) at a coupon rate of 6.875% per annum. The 2017 Bonds will mature on June 26, 2017. The 2017 Bonds were listed and quoted on the Official List of the Singapore Exchange Securities Trading Limited. Interest on the 2017 Bonds is payable semi-annually in arrears on June 26 and December 26 in each year, beginning December 26, 2014. Net proceeds from the 2017 Bonds after deducting issuance costs of RMB19,360 (US$3,120), were RMB1,980,640 (US$319,221). The proceeds from issuance of 2017 Bonds was used to new data centers, fund acquisitions, repurchase the 2016 Bonds and for general corporate purposes. The effective interest rate of the 2017 Bonds is 7.39%.

Deferred issuance costs are included in “Other non-current assets” in the Company’s consolidated balance sheets. The deferred issuance costs are amortized as interest expense using the effective interest method over the term of the 2016 Bonds and the 2017 Bonds respectively.

Both the 2016 Bonds and the 2017 Bonds are unsecured and rank senior in right of payment to any of the Company’s indebtedness that is expressly subordinated to the bonds; equal in right of payment to any of the Company’s liabilities that are not so subordinated; but rank lower than any secured indebtedness of the Company and all liabilities (including trade payables) of the Company’s subsidiaries and Consolidated VIEs.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

21Vianet Group, Inc.

By:	/s/ Sheng Chen
Name:	Sheng Chen
Title:	Chairman of Board of Directors and Chief Executive Officer

Date: April 10, 2015