Form 20-F
period 2015-12-31
21Vianet Group, Inc.
filed 2016-04-12
CIK 1508475

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015.

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

Mr. Terry Wang, Chief Financial Officer

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 458,916,346 Class A ordinary shares and 63,596,248 Class B ordinary shares, par value US$0.00001 per share, as of December 31, 2015.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

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

Large accelerated filer  ☒                Accelerated filer  ☐                Non-accelerated filer  ☐

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

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	“ADSs” refers to our American depositary shares, each representing six Class A ordinary shares;

•	“21Vianet,” “we,” “us,” “our company,” and “our” refer to 21Vianet Group, Inc., its subsidiaries and its consolidated affiliated entities;

•	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan;

•	“ordinary shares” or “shares” refer to our ordinary shares, which include both Class A ordinary shares, par value US$0.00001 per share, and Class B ordinary shares, par value US$0.00001 per share, collectively;

•	“variable interest entities,” or “VIEs,” refer to Beijing Yiyun Network Technology Co., Ltd. (previously known as Beijing aBitCool Network Technology Co., Ltd.), or 21Vianet Technology, Beijing iJoy Information Technology Co., Ltd., or BJ iJoy, and WiFire Network Technology (Beijing) Co., Ltd. (previously known as aBitcool Small Micro Network Technology (BJ) Co., Ltd.), or WiFire Network, three domestic PRC companies in which we do not have equity interests but whose financial results have been consolidated into our consolidated financial statements in accordance with U.S. GAAP due to our having effective control over, and our being the primary beneficiary of, the three companies;

•	“consolidated affiliated entities” refer to our variable interest entities and their direct and indirect subsidiaries; and

•	“RMB” and “Renminbi” refer to the legal currency of China.

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

Our selected consolidated financial data presented below for the years ended December 31, 2013, 2014 and 2015 and our balance sheet data as of December 31, 2014 and 2015 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our audited consolidated financial statements are prepared in accordance with U.S. GAAP.

Our selected consolidated financial data presented below for the year ended December 31, 2011 and 2012 and our balance sheet data as of December 31, 2011, 2012 and 2013 have been derived from our audited financial statements not included in this annual report.

	For the Year Ended December 31,
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Net revenues:
Hosting and related services	614,612	866,882	1,259,260	1,980,688	2,707,445	417,957
Managed network services	406,317	657,276	707,457	895,759	926,927	143,093

Total net revenues	1,020,929	1,524,158	1,966,717	2,876,447	3,634,372	561,050
Cost of revenues(1)	(744,371)	(1,098,477)	(1,449,845)	(2,066,304)	(2,780,614)	(429,253)

Gross profit	276,558	425,681	516,872	810,143	853,758	131,797
Operating income (expenses):
Sales and marketing expenses(1)	(80,885)	(109,871)	(154,479)	(287,229)	(359,460)	(55,491)
General and administrative expenses(1)	(82,926)	(153,512)	(186,907)	(493,309)	(600,940)	(92,769)
Research and development expenses(1)	(34,657)	(63,929)	(77,831)	(121,676)	(142,835)	(22,050)
Changes in the fair value of contingent purchase consideration payable	(63,185)	(17,430)	(55,882)	(22,629)	(43,325)	(6,688)
Operating income	—	—	—	—	8,569	1,323

Operating profit (loss)	14,905	80,939	41,773	(114,700)	(284,233)	(43,878)
Net profit (loss)	45,939	57,656	(47,003)	(328,477)	(401,275)	(61,946)
Net income attributable to non-controlling interest	(27,495)	(1,332)	(1,223)	(20,003)	(26,824)	(4,141)

Net profit (loss) attributable to Company’s ordinary shareholders	18,444	56,324	(48,226)	(348,480)	(428,099)	(66,087)

	For the Year Ended December 31,
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share and per share data)
Earnings (loss) per share:
Basic	0.07	0.16	(0.13)	(0.89)	(0.85)	(0.13)

Diluted	0.06	0.16	(0.13)	(0.89)	(0.85)	(0.13)

Earnings (loss) per ADS:
Basic	0.42	0.96	(0.78)	(5.34)	(5.10)	(0.79)

Diluted	0.36	0.96	(0.78)	(5.34)	(5.10)	(0.79)

Shares used in earnings (loss) per share computation:
Basic	259,595,677	342,533,167	364,353,974	401,335,788	492,065,239	492,065,239
Diluted	316,807,661	356,784,209	364,353,974	401,335,788	492,065,239	492,065,239
Non-GAAP Financial Data:(2)
Adjusted gross profit	307,103	457,381	568,670	924,228	1,023,299	157,970
Adjusted net profit (loss)	169,993	167,287	120,466	79,374	(10,804)	(1,668)
Adjusted EBITDA	209,026	294,165	365,613	558,938	540,411	83,425

(1)	Share-based compensation was included in the related operating expense categories as follows:

	For the Year Ended December 31,
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Allocation of share-based compensation expenses:
Cost of revenues	2,157	4,517	8,054	7,163	12,422	1,918
Sales and marketing expenses	5,763	10,508	13,405	13,482	13,488	2,082
General and administrative expenses	31,420	47,749	40,711	208,914	153,814	23,745
Research and development expenses	2,619	4,858	5,599	4,176	10,303	1,590

Total share-based compensation expenses	41,959	67,632	67,769	233,735	190,027	29,335

(2)	See “—Discussion of Non-GAAP Financial Measures.”

The following table presents a summary of our consolidated balance sheet data as of December 31, 2011, 2012, 2013, 2014 and 2015.

	As of December 31,
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	410,389	432,254	1,458,856	644,415	1,685,054	260,128
Restricted cash (current asset)	4,578	191,766	193,020	161,649	195,230	30,138
Short-term investments	894,540	222,701	1,101,826	911,242	104,897	16,193
Accounts and notes receivable, net	147,624	293,369	610,413	739,945	694,108	107,152
Total current assets	1,551,221	1,263,157	3,600,584	2,866,620	3,481,708	537,482
Restricted cash (non-current asset)	—	221,628	219,056	121,415	128,515	19,839
Total assets	2,402,952	2,976,919	6,131,562	9,640,181	10,863,910	1,677,097
Total current liabilities	462,537	810,147	1,061,358	2,989,115	2,821,904	435,626
Total liabilities	733,228	1,087,614	3,656,261	6,639,518	6,039,306	932,306
Total mezzanine equity	—	—	—	773,706	790,229	121,990
Total shareholders’ equity	1,669,724	1,889,305	2,475,301	2,226,957	4,034,375	622,801

Discussion of Non-GAAP Financial Measures

In evaluating our business, we consider and use the following non-GAAP measures as supplemental measures to review and assess our operating performance: adjusted gross profit, adjusted operating expenses, adjusted net profit and adjusted EBITDA. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted gross profit as gross profit excluding share-based compensation expenses and amortization expenses of intangible assets derived from acquisitions. We define adjusted operating expenses as operating income (expenses) excluding share-based compensation expenses, changes in the fair value of contingent purchase consideration payable and operating income. We define adjusted net profit as net (loss) profit from continuing operations excluding share-based compensation expenses, amortization expenses of intangible assets derived from acquisitions, changes in the fair value of contingent purchase consideration payable and loss on debt extinguishment. We define adjusted EBITDA as EBITDA excluding share-based compensation expenses, changes in the fair value of contingent purchase consideration payable and loss on debt extinguishment, and EBITDA as net profit (loss) from continuing operations before income tax expense (benefit), foreign exchange gain (loss), other expenses, other income, interest expense, interest income and depreciation and amortization.

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

We compensate for these limitations by relying primarily on our U.S. GAAP results and using adjusted gross profit, adjusted operating expenses, adjusted net profit and adjusted EBITDA only as supplemental measures. Our adjusted gross profit, adjusted operating expenses, adjusted net profit and adjusted EBITDA are calculated as follows for the periods presented:

	For the Year Ended December 31,
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Gross profit	276,558	425,681	516,872	810,143	853,758	131,797
Plus: share-based compensation expenses	2,157	4,517	8,054	7,163	12,422	1,918
Plus: amortization expenses of intangible assets derived from acquisitions	28,388	27,183	43,744	106,922	157,119	24,255

Adjusted gross profit	307,103	457,381	568,670	924,228	1,023,299	157,970

Operating expenses	(261,653)	(344,742)	(475,099)	(924,843)	(1,137,991)	(175,675)
Plus: share-based compensation expenses	39,802	63,115	59,715	226,572	177,605	27,417
Plus: changes in the fair value of contingent purchase consideration payable	63,185	17,430	55,882	22,629	43,325	6,688
Minus: operating income	—	—	—	—	8,569	1,323

Adjusted operating expenses	(158,666)	(264,197)	(359,502)	(675,642)	(925,630)	(142,893)

Net profit (loss)	45,939	57,656	(47,003)	(328,477)	(401,275)	(61,946)
Plus: share-based compensation expenses	41,959	67,632	67,769	233,735	190,027	29,335
Plus: amortization of intangible assets derived from acquisitions	28,388	27,183	43,744	106,922	157,119	24,255
Plus: changes in the fair value of contingent purchase consideration payable and related deferred tax impact	53,707	14,816	55,956	25,613	43,325	6,688
Plus: loss on debt extinguishment	—	—	—	41,581	—	—

Adjusted net profit (loss)	169,993	167,287	120,466	79,374	(10,804)	(1,668)

Operating profit (loss)	14,905	80,939	41,773	(114,700)	(284,233)	(43,878)
Plus: depreciation	58,873	92,787	141,286	278,986	402,035	62,064
Plus: amortization	30,104	35,377	58,903	138,288	189,257	29,216
Plus: share-based compensation expenses	41,959	67,632	67,769	233,735	190,027	29,335
Plus: changed in the fair value of contingent purchase consideration payable	63,185	17,430	55,882	22,629	43,325	6,688

Adjusted EBITDA	209,026	294,165	365,613	558,938	540,411	83,425

Exchange Rate Information

Most of our operations are conducted in China and most of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in New York City for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.4778 to US$1.00, the noon buying rate in effect as of December 31, 2015. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 8, 2016, the noon buying rate was RMB6.4628 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Noon Buying Rate
Period	Period-End	Average(1)	Low	High
	(RMB per U.S. Dollar)
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015
October	6.3180	6.3505	6.3180	6.3591
November	6.3883	6.3640	6.3180	6.3945
December	6.4778	6.4491	6.3883	6.4896
2016
January	6.5752	6.5726	6.5219	6.5932
February	6.5525	6.5505	6.5154	6.5795
March	6.4480	6.5027	6.4480	6.5500
April (through April 8, 2016)	6.4628	6.4720	6.4599	6.4780

Source: Federal Reserve Statistical Release

(1)	Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

We may not be able to successfully implement our growth strategies.

We plan to further increase our services capacities. In 2015, we increased the aggregate number of cabinets under our management by 2,000 to more than 23,500. In order to support our growing customer demand, we plan to add new cabinets in 2016 through new self-built data centers, new phases of existing self-built data centers and partnered data centers. In addition, we plan to expand our private optical fiber network to cover all of our major data centers throughout China and plan to increase our network services capacity. To achieve this expansion plan, we will be required to commit a substantial amount of operating and financial resources. Our planned capital expenditures, together with our ongoing operating expenses, will cause substantial cash outflows. If we are not able to generate sufficient operating cash flows or obtain alternative financings, our ability to fund our growth strategy may be limited. Alternative debt or equity financing may not be available when needed or, if available, may not be available on satisfactory terms. Any inability to obtain additional debt or equity financing or to generate sufficient cash from operations may require us to prioritize projects or curtail capital expenditures and could adversely affect our results of operations.

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

Our business depends on our relationships with China Telecom and China Unicom, two major telecommunications carriers in China, for hosting facilities and bandwidth, and to some extent, for optical fibers. We directly enter into agreements with the local subsidiaries of China Telecom or China Unicom, from which we lease cabinets in the data centers built and operated by them, with power systems, cabling and wiring and other data center equipment pre-installed. Because each local subsidiary of China Telecom or China Unicom has independent authority and budget to enter into contracts, our contract terms with these subsidiaries vary and are determined on a case-by-case basis. We generally define “partnered” data centers as the data center space and cabinets we leased from China Telecom, China Unicom and other third parties through agreements. Based on the specific requests of our customers, demands in different cities and our strategy for points of presence, or POP, establishment, the locations and number of our partnered data centers may change from time to time. As of December 31, 2015, we leased a total of 7,558 cabinets that are housed in our 69 partnered data centers, accounting for 32.1% of the total number of our cabinets under management. If we are not able to secure sufficient cabinets from China Unicom and China Telecom, it will have a material adverse effect on our business prospects and results of operations. We also rely on China Telecom and China Unicom for a significant portion of our bandwidth needs and lease optical fibers from them to connect our data centers with each other and with the telecommunications backbones and other internet service providers, or ISPs. Our agreements with local subsidiaries of China Telecom or China Unicom usually have a one-year term with automatic renewal option. In addition, China Telecom and China Unicom also provide data center services and directly compete with us for customers. See “—We may not be able to compete effectively against our current and future competitors.” We believe that we have good business relationships with China Telecom and China Unicom, and we have access to adequate hosting facilities, bandwidth and optical fibers to provide our services. However, there can be no assurance that we can always secure hosting facilities and bandwidth from China Telecom and China Unicom on commercially acceptable terms, or at all. As a result, our business and results of operations would be materially and adversely affected.

Our leases for data centers could be terminated early, we may not be able to renew our existing leases on commercially reasonable terms, and our rent could increase substantially in the future, which could materially and adversely affect our operations.

We lease buildings with suitable power supplies and safe structures meeting our data center requirements and convert them into data centers by installing power generators, air conditioning systems, cables, cabinets and other equipment. We also build our own data centers from the ground up after obtaining suitable land. For a small portion of our data centers, we purchase data center equipment and install them in a property with already installed infrastructure and then lease the data center back to such property owner. We generally refer to these three types of data centers as “self-built” data centers. Our operating leases generally have three to twenty years lease terms with renewal options. As of December 31, 2015, our self-built data centers house 15,998 cabinets, or 67.9% of the total number of our cabinets under our management. We plan to renew our existing leases upon expiration. However, we may not be able to renew these leases on commercially reasonable terms, if at all. We may experience an increase in our rent payments. In addition, although the lessors of our self-built data centers generally do not have the right of early termination and we have not experienced any early termination as of the date of this annual report, the lease could be terminated early if we are in material breach of the lease agreements or the leased premises become unavailable due to reasons beyond the lessors’ control. If our leases for data centers were terminated early, we may have to relocate our data center equipment and the servers and equipment of our customers to a new building and incur significant cost related to relocation. Any relocation could also affect our ability to provide services and harm our reputation. As a result, our business and results of operations could be materially and adversely affected.

We have been named as a defendant in a putative shareholder class action lawsuit that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

We will have to defend against the putative shareholder class action lawsuit described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings—Litigation,” including any appeals of such lawsuits should our initial defense be unsuccessful. We are currently unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of these lawsuits. In the event that our initial defense of these lawsuits is unsuccessful, there can be no assurance that we will prevail in any appeal. Any adverse outcome of these cases, including any plaintiff’s appeal of a judgment in these lawsuits, could have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

Investment in broadband wireless access services in Hong Kong may have a material adverse effect on our business prospects and results of operations.

In February 2012, we won a bid for radio spectrum in the 2.3 GHz band to provide broadband wireless access services in Hong Kong for HK$150 million. In August 2015, the Hong Kong Communications Authority agreed to our proposal to provide fixed wireless broadband service to rural villages in Hong Kong to fulfill a revised set of network and service rollout requirements for the release of a performance bond in the amount of HK$150 million submitted by us to the Hong Kong Communications Authority. Currently, we plan to incur a small amount of capital expenditure to build the infrastructures in rural areas in Hong Kong by ourselves. However, we may not be able to successfully rollout our network in rural villages in time to meet the requirements of the Hong Kong Communications Authority and the performance bond may be withheld if we fail to successfully fulfill the revised requirements for the broadband wireless access license by ourselves, and furthermore, our investment in the broadband wireless access license may divert our management’s attention from our core business in mainland China, which would have a material adverse effect on our business prospects and results of operations.

Difficulties in identifying, consummating and integrating acquisitions and alliances and potential write-off in connection with our investment or acquisitions may have a material and adverse effect on our business and results of operations.

As part of our growth strategy, we have acquired, and may in the future acquire, companies that are complementary to our business. From time to time, we may also make alternative investments and enter into strategic partnerships or alliances as we see fit. For example, in October 2012, we entered into a commercial operator agreement with Microsoft Corporation to expand Microsoft’s premier commercial public cloud services, Office 365 and Windows Azure, in China, the term of which was extended to December 31, 2018. In February 2013, we acquired 100% equity interests in Beijing Tianwang Online Communication Technology Co., Ltd. (which later changed its name to WiFire (Beijing) Technology Co., Ltd.), or WiFire BJ, and Beijing Yilong Xinda Technology Co., Ltd., or BJ Yilong. These two companies principally provide virtual private network services and managed network services. In April 2013, we completed the acquisition of 100% equity interests in iJoy Holding Limited, or iJoy BVI, and its subsidiaries (collectively known as “iJoy”) with a purchase consideration of RMB97.0 million. In June 2013, we entered into a strategic agreement with Dongguan Dongcai Investment Holdings Limited, or Dongguan Dongcai, and established Dongguan Asia Cloud Investment Co., Ltd., or Asia Cloud Investment, with the intention to build a new internet data center, provide cloud computing related services in Dongguan as well as create a research and development team that will focus on developing and implementing next generation networking technologies. In December 2013, we entered into a definitive agreement with IBM to introduce IBM’s premier private cloud infrastructure service and bring high-value managed private and hybrid cloud services to China. IBM will provide the physical point of distribution, or POD, and service while we will host the POD facility at our data centers in Beijing. In May 2014, we acquired 50% equity interests plus one share in Sichuan Aipu Network Co., Ltd. and its affiliates (collectively, the “Aipu Group”). Aipu Group principally provides last-mile wired broadband access and other value-added services. In August 2014, we acquired 100% equity interests in Dermot Holdings Limited and its subsidiaries (collectively, the “Dermot Entities”) to expand our data transmission infrastructure across the Greater China region and deliver high-performance virtual private network (VPN) connectivity solutions by utilizing Dermot Entities’ advanced network and infrastructure. However, past and future acquisitions, partnerships or alliances may expose us to potential risks, including risks associated with:

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

Any of the potential risks listed above could have a material and adverse effect on our ability to manage our business and our results of operation. For example, Asia Cloud Investment and its subsidiary, Dongguan Asia Cloud Network Technology Co., Ltd., have not commenced any significant operations except for investments in certain floating rate principal unguaranteed securities with an aggregate amount of RMB102.3 million. The intended business purpose of Asia Cloud Investment may prove to be unsuccessful, which could have an adverse effect on our results of operation.

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

We face competition from various industry players, including carriers such as China Telecom and China Unicom, carrier-neutral service providers in China such as SINNET and Dr. Peng, content delivery network (CDN) service provider such as ChinaCache and ChinaNetCenter, cloud services providers such as AliCloud, as well as new market entrants in the future. As we enter into the last-mile wired broadband market and VPN market, we face competition from Great Wall Broadband Network and Citic Telecom CPC, respectively. Competition is primarily centered on the quality of service and technical expertise, security, reliability and functionality, reputation and brand recognition, financial strength, the breadth and depth of services offered, and price. Some of our current and future competitors have substantially greater financial, technical and marketing resources, greater brand recognition, and more established relationships in the industry than we do. As a result, some of these competitors may be able to:

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

The global macroeconomic environment is facing challenges, including the escalation of the European sovereign debt crisis since 2011, the end of quantitative easing by the U.S. Federal Reserve and the economic slowdown in the Eurozone in 2014. Our business and operations are primarily based in China and most of our revenues are derived from our operations in China. Accordingly, our financial results have been, and are expected to continue to be, affected by the economy and data center services industry in China. Although the economy in China has grown significantly in the past decades, it still faces challenges. The Chinese economy has slowed down in recent years. According to the National Bureau of Statistics of China, China’s gross domestic product (GDP) growth slowed to 6.9% in 2015. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East and Africa, which have resulted in volatility in oil and other markets, and over the conflicts involving Ukraine and Syria. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

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

We derived a majority of our revenues in 2015 from customers in China’s internet industry, including online media, e-commerce, online game companies, portals, search engines, mobile internet and cloud services providers. The business models of some internet companies are relatively new and have not been well proven. Many internet companies base their business prospects on the continued growth of China’s internet market, which may not happen as expected.

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

We will require significant capital expenditures to fund our future growth. We may need to raise additional funds through equity or debt financings in the future in order to meet our capital needs partly in relation to the construction of our self-built data centers.

In March 2013, we issued RMB1 billion in aggregate principal amount of RMB denominated bonds due 2016 with a coupon rate of 7.875% per annum, or the 2016 Bonds, which have been fully repaid by us on March 21, 2016. In June 2014, we issued RMB2 billion in aggregate principal amount of RMB denominated bonds due 2017 at an interest rate of 6.875% per annum, or the 2017 Bonds, and used a portion of the proceeds to purchase, pursuant to a tender offer, substantially all the 2016 Bonds, with only RMB264.3 million of the principal amount of the 2016 Bonds outstanding as of December 31, 2014 and December 31, 2015. Subsequently, remaining principal of 2016 Bonds and related interests were paid off in March 2016. Interest on the 2017 Bonds is payable semi-annually in arrears on, or nearest to, June 26 and December 26 in each year, beginning on December 26, 2014. The 2017 Bonds have restrictive covenants relating to financial ratios as well as our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. Such covenants restrict our abilities to declare dividends or incur or guarantee additional indebtedness, among other things. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” for more detailed information on restrictive covenants of the 2017 Bonds.

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

In January 2015, we issued (i) 39,087,125 Class A and 18,250,268 Class B ordinary shares to King Venture Holdings Limited, or Kingsoft, for an aggregate cash consideration of US$172 million; (ii) 6,142,410 Class A and 10,524,257 Class B ordinary shares to Xiaomi Ventures Limited, or Xiaomi, for an aggregate cash consideration of US$50 million; and (iii) 24,668,022 Class A ordinary shares (in the form of 4,111,337 ADSs) to Esta, for an aggregate cash consideration of US$74 million.

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

Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness, including the 2017 Bonds, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not continue to generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

As of December 31, 2015, our total consolidated indebtedness and other liabilities representing total bank borrowings, bonds payables, accounts and notes payable, accrued expenses and other payables and mandatorily redeemable noncontrolling interests were RMB3,903.1 million (US$602.5 million). Failure to servicing our debt would constitute an event of default under the terms of the bonds, which would have a material adverse effect on our financial condition and results of operations.

Occurrence of any change of control could cause us to make an offer to repurchase the 2017 Bonds.

Under the terms of the 2017 Bonds, at any time following the occurrence of a change of control event, we will be required to make an offer to repurchase all or, at the bondholder’s option, any part (equal to RMB1,000,000 or multiples of RMB100,000 in excess thereof), of each bondholder’s bonds at 101% of the aggregate principal amount of the bonds repurchased plus accrued and unpaid interest, if any, on the bonds repurchased. If such a change of control event were to occur, we may not have sufficient cash and may not be able to arrange financing to redeem the bonds in time, or on acceptable terms, or at all. Failure to repay, repurchase or redeem tendered bonds by us would constitute an event of default under the bonds, which would have a material adverse effect on our financial condition and results of operations.

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

Furthermore, some of our debt agreements, including the 2017 Bonds, may contain cross-acceleration or cross-default provisions. As a result, our default under one debt agreement may cause the acceleration of debt, including the 2017 Bonds, or result in a default under our other debt agreements, including the 2017 Bonds. If any of these events occur, we cannot assure you that our assets and cash flow would be sufficient to repay in full all of our indebtedness, or that we would be able to find alternative financing. Even if we could obtain alternative financing, we cannot assure you that it would be on terms that are favorable or acceptable to us.

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

As China’s internet infrastructure market remains at its early stage, especially compared to those in more advanced economies, we generally operate in a more complex business environment with changing market dynamics. On one hand, the imbalance between material growth in internet traffic and the relative limited supply of high quality internet infrastructure services drives strong demand for not only data center services, but also complementary value-added services in adjacent markets, including network transmission services, CDN services, cloud services, VPN services and last-mile wired broadband services, among others. On the other hand, the potential changes in competitive landscape and regulations in an otherwise highly regulated market continues to present ambiguities and challenges. Therefore, we need to evaluate, on a continuously basis, the changing market dynamics and from time to time make adjustments to our growth strategies and operations accordingly. Any material changes to our strategies and operations, including adjustments to business models, new business areas and acquisitions, are evaluated financially, strategically and operationally by the management and approved by our board of directors. However, if we fail to capture new growth opportunities, or become unsuccessful in modifying our strategies and operations to adapt to these changing market conditions in a timely and cost-effective manner, our results of operations could be materially and adversely affected.

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

Through our strategic partnership with Microsoft, we started providing public cloud service in 2013 and hybrid cloud service in 2014. We further expanded to provide private cloud and hybrid services through our partnership with IBM in 2014. Cloud services are a new and emerging market in China and we have limited experience in this market. Our success in the cloud service business is subject to various risks and uncertainties, including:

•	our short history in the cloud services market;

•	increase of our personnel mobility in the aggressive talent market competition;

•	the unprecedented market development and our possible lack of ability to keep up with the market development;

•	information security restrictions imposed by the Ministry of Industry and Information Technology, or the MIIT;

•	continuous effort to adapt to various standards applicable to the cloud market, with the national cloud standard still in process of being formulated;

•	our possible overestimate of the market demand and development, which leads to our overinvestment in the new business;

•	the possibility of a difficult relationship with our major partners, such as Microsoft and IBM;

•	the possible slow acceptance of cloud service in China and our failure to implement new business strategies;

•	competition from other market players, both domestic and abroad; and

•	new risks associated with the cloud services yet to be fully understood by the industry and market.

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

Our senior management has worked together for a relatively short period of time, which may make it difficult for you to evaluate their effectiveness and ability to address challenges.

Due to recent changes to our management team, certain of our senior management and employees have worked together at our company for a relatively short period of time. For example, we have experienced turnover in our senior management ranks and hired or appointed a number of executive officers and senior management in 2015, including our chief executive officer and chief financial officer. In light of the foregoing circumstances, it may be difficult for you to evaluate the effectiveness of our senior management and their ability to address future challenges to our business. Members of our senior management may not work together effectively as a team to manage our growth successfully, which may expose us to a higher risk of internal control deficiencies and result in us losing market share, business opportunity and revenues.

Our business depends substantially on the continuing efforts of our executives, and our business may be severely disrupted if we lose their services.

Our future success heavily depends upon the continued services of our executives and other key employees. In particular, we rely on the expertise and experience of Sheng Chen, our co-founder and executive chairman of the board of directors. We rely on their industry expertise, their experience in our business operations and sales and marketing, and their working relationships with our employees, our other major shareholders, our clients and relevant government authorities. If one or more of our senior executives were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all. If any of our senior executives joins a competitor or forms a competing company, we may lose clients, suppliers, key professionals and staff members. Each of our executive officers has entered into an employment agreement with us, which contains non-competition provisions. However, if any dispute arises between our executive officers and us, we cannot assure you the extent to which any of these agreements could be enforced in China, where these executive officers reside, in light of the uncertainties with China’s legal system. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could limit legal protections available to you and us.”

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

Our management and independent registered public accounting firm have concluded that our internal control over financial reporting as of December 31, 2015 was effective. However, we cannot assure you that in the future our management or our independent registered public accounting firm will not identify material weaknesses during the Section 404 of the Sarbanes-Oxley Act audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of our ADSs, and harm our reputation. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

As of the date of this annual report, options to purchase 3,591,612 ordinary shares and 3,784,258 RSUs, have been granted under our 2010 share incentive plan, or the 2010 Plan, and 2014 share incentive plan, or the 2014 Plan. See “Item 6.B—Compensation of Directors and Executive Officers—Share Incentive Plans.” For the year ended December 31, 2015, we recorded RMB190.0 million (US$29.3 million) in share-based compensation expenses. We believe share-based incentive awards enhance our ability to attract and retain key personnel and employees, and we will continue to grant stock options, RSUs and other share-based awards to employees in the future. If our share-based compensation expenses continue to be significant, our results of operations would be materially and adversely affected.

Furthermore, in 2010, we recorded RMB206.1 million of share-based compensation expenses in connection with 24,826,090 fully-vested ordinary shares issued to Sunrise Corporate Holding Ltd., or Sunrise, a company solely owned by our executive chairman. Subsequently, in July 2012, we repurchased 2,686,965 shares from Sunrise at par value, for the purpose of increasing the maximum aggregate number of shares available for grant under our 2010 Plan by the same amount. We may record share-based compensation expense for a portion or all of the shares that are held by Sunrise or the shares that were added to our 2010 Plan, as amended, again at significantly different values if our executive chairman decides at a future date to transfer a portion of these shares to existing and former employees of our company. Any share-based shareholder contribution, if and when made by our executive chairman for the benefit of our company, would be required to be recognized as share-based compensation expenses within our results of operations, which would be derived from the estimated fair value of the ordinary share award on the transfer date. Our future results of operations may be materially and adversely affected if a significant amount of share-based compensation is recorded in connection with such future transfers of these ordinary shares.

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

In addition, our business could be materially and adversely affected by natural disasters or public health emergencies, such as the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, the influenza A (H1N1) virus, Ebola virus, or another epidemic. Any outbreak of avian flu, SARS, H1N1, or their variations, or other adverse public health epidemic in China may have a material and adverse effect on our business operations. These occurrences could require the temporary closure of our offices or prevent our staff from traveling to our customers’ offices to provide on-site services. Such closures could severely disrupt our business operations and adversely affect our results of operations.

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

Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in our variable interest entities, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest. In addition, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. Occurrence of any of these events could materially and adversely affect our business, financial condition and results of operations. In addition, if the imposition of any of these penalties or requirement to restructure our corporate structure causes us to lose the rights to direct the activities of our variable interest entities or our right to receive their economic benefits, we would no longer be able to consolidate such variable interest entities. However, we do not believe that such actions would result in the liquidation or dissolution of our company, our wholly-owned subsidiaries in China or our variable interest entities or their subsidiaries. For the years ended December 31, 2013, 2014 and 2015, our consolidated affiliated entities contributed most of our total net revenues.

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

We rely on contractual arrangements with our variable interest entities and their shareholders to operate our business in China. For a description of these contractual arrangements, see “Item 7.B—Related Party Transactions—Contractual Arrangements with Our Variable Interest Entities and Their Shareholders.” Most of our revenues are attributed to our consolidated affiliated entities. These contractual arrangements may not be as effective as direct ownership in providing us with control over our variable interest entities. If our variable interest entities or their shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by our consolidated affiliated entities is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system.

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

We conduct our operations in China through contractual arrangements among us, our wholly-owned PRC subsidiaries, our variable interest entities and their shareholders and we rely on the shareholders of our variable interest entities to abide by the obligations under such contractual arrangements. In particular, 21Vianet Technology is 70% owned by Mr. Sheng Chen, our executive chairman and 30% owned by Mr. Jun Zhang, our co-founder. Mr. Sheng Chen and Mr. Jun Zhang are also the ultimate shareholders of our company. The interests of Mr. Sheng Chen and Mr. Jun Zhang as the shareholders of 21Vianet Technology may differ from the interests of our company as a whole, as what is in the best interests of 21Vianet Technology may not be in the best interests of our company. We cannot assure that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or that conflicts of interest will be resolved in our favor. In addition, these individuals may breach or cause our variable interest entities and their subsidiaries to breach or refuse to renew the existing contractual arrangements with us.

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

Most of our operations are conducted in China and most of our sales are made in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, the level of development, the growth rate, the control of foreign exchange and allocation of resources. While the PRC economy has grown significantly over the past several decades, the growth has been uneven across different periods, regions and among various economic sectors of China. We cannot assure you that the PRC economy will continue to grow, or that if there is growth, such growth will be steady and uniform, or that if there is a slowdown, such a slowdown will not have a negative effect on our business.

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

We conduct most of our business through our PRC subsidiaries and consolidated affiliated entities in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries are FIEs and are subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to FIEs. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but are not binding.

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

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “—Risks Related to Our Corporate Structure” and Item 4.C—“Organizational Structure.” Under the draft Foreign Investment Law, variable interest entities that are controlled via contractual arrangement would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is on the “negative list,” the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC companies or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as FIEs and any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal. But as for investments in industry categories contained in the negative list through VIE structures established before the Foreign

Investment Law takes effect, there is no specific clause in the draft Foreign Investment Law specifying how these investments will be treated. In accordance with an explanation on the draft Foreign Investment Law issued concurrently by the MOC, the MOC is conducting further research and studying on this matter and will put forward disposition suggestions after soliciting public comments. The MOC solicited comments on the draft Foreign Investment Law and substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. Moreover, it is uncertain whether the industry of data center and providing value-added telecommunication services, in which our variable interest entities operate, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as MOC market entry clearance, to be completed by companies with existing VIE structure like us, we face uncertainties as to whether such clearance can be timely obtained, or at all. Any such development could materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects. In the event that a final version of the Foreign Investment Law is enacted, we will conduct a full analysis of our corporate structure, corporate governance and business operations to assess our conformity with the requirements set forth therein.

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

Pursuant to the Cross-Regional VAT License issued to Beijing 21Vianet Broad Band Data Center Co., Ltd., or 21Vianet Beijing, by the MIIT on January 17, 2012 (which was updated on April 30, 2015) with a term effective until January 17, 2017, 21Vianet Beijing is permitted to carry out its data center business under the first category of “value-added telecommunications business” across ten cities in China.

Pursuant to the VAT License issued to Langfang Xunchi Computer Data Processing Co., Ltd., or LF Xunchi, by the Hebei Province Communications Administration, LF Xunchi is permitted to carry out its data center business in Langfang and Baoding for the period from April 10, 2013 (which was updated on December 23, 2014) to April 10, 2017.

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

Pursuant to the VAT License issued to Beijing Fastweb Network Technology Co., Ltd., or BJ Fastweb, by Beijing Communications Administration on December 10, 2014 with a term effective until December 10, 2019, BJ Fastweb is permitted to carry out its internet access service business under the second category of “value-added telecommunications business” in Beijing.

Pursuant to the Cross-Regional VAT License issued to WiFire BJ by the MIIT on August 23, 2013 (which was updated on May 7, 2015) with a term effective until January 7, 2018, WiFire BJ is permitted to carry out its virtual private network services under the first category of “value-added telecommunications business” across 25 cities in China. Meanwhile, WiFire BJ also holds a VAT License issued by the Beijing Communications Administration on January 22, 2014 with a term effective until December 12, 2014, and is permitted to carry out its internet access business under the second category of “value-added telecommunications business” in Beijing. A renewed VAT License was issued to WiFire BJ on December 31, 2014 with a term effective until December 31, 2019.

Pursuant to the VAT License issued to BJ Yilong by Beijing Communications Administration on October 19, 2010, BJ Yilong is permitted to carry out its information service business (limited to mobile network) under the second category of “value-added telecommunications business” in Beijing. A renewed VAT License was issued to BJ Yilong on May 22, 2014 with a term effective until October 18, 2015 and renewed again on September 9, 2015 with a term effective until September 9, 2020.

Pursuant to the VAT License issued to Guangdong Tianying Information Technology Co., Ltd., or GD Tianying, by Guangdong Communications Administration on September 12, 2014 with a term effective until December 16, 2015, GD Tianying is permitted to carry out its data center business under the first category of “value-added telecommunications business” in Guangdong province. A renewed VAT License was issued to GD Tianying on December 16, 2015 with a term effective until December 16, 2020.

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

Pursuant to the Cross-Regional VAT License issued to SC Aipu by the MIIT on July 31, 2012 with a term effective until August 1, 2016, SC Aipu is permitted to carry out call center and information service business (limited to mobile network) under the second category of “value-added telecommunications business” across 11 cities in China. In addition, MIIT has also approved SC Aipu to authorize each of its 7 subsidiaries to carry out internet access business under the second category of “value-added telecommunications business” across 11 cities in China.

Pursuant to the Cross-Regional VAT License issued to Shanghai Guotong Network Co., Ltd., or SH Guotong, by the MIIT on November 15, 2012, which was renewed on January 20, 2015 with a term effective until January 20, 2020, SH Guotong is permitted to carry out internet access business under the second category of “value-added telecommunications business” across 14 cities in China.

In connection with our data center services, we provide managed network services that connect our data centers with the telecommunication backbones of China’s major carriers, major non-carriers and ISPs as well as connect servers housed in our data centers. Our managed network services are offered in the form of bandwidth with optimized interconnectivity. Furthermore, we have been continuously developing our hosting service and managed network service to better serve our customers, and as a result, we introduce new technologies and services from time to time to support and improve our current business. As of the date of this annual report, there is no clear and express legal definition as to what constitutes a “managed network services,” nor are there laws or regulations in China specifically governing the managed network services or categorizing it as one of the “basic telecommunications businesses” or “value-added telecommunications services.” However, we cannot assure you that PRC governmental authorities will continue to deem our hosting service, managed network service and any of our newly developed technologies, network and services used in our business as a type of value-added telecommunications business or a business covered under the Cross-Regional VAT License issued to 21Vianet Beijing, WiFire BJ, SZ DYX, SC Aipu and SH Guotong, and the VAT License issued to CYSD, Gehua, LF Xunchi, BJ Yilong, BJ Fastweb, GD Tianying and WiFire BJ. Furthermore, we cannot assure you that PRC legislators or governmental authorities will not promulgate any new laws or regulations or update the current and existing laws and regulations which may clearly define or categorize our managed network services as a type of basic telecommunication business. As we expand our networks across China, it is also possible that the MIIT, in the future, may deem our operations to have exceeded the terms of our existing licenses. Further, we cannot assure you that 21Vianet Beijing, CYSD, Gehua, LF Xunchi, WiFire BJ, BJ Yilong, SZ DYX, SC Aipu, BJ Fastweb, GD Tianying and SH Guotong will be able to successfully renew their value added telecommunications business operating licenses upon their expiration, or maintain their annual inspection, or obtain any other licenses necessary for us to carry out our business, or that our existing licenses will continue to cover all aspects of our operations upon their renewal.

In addition, MIIT initiated a periodical pilot scheme for mobile network resale business by issuing the Notice on Carrying out Pilot Work of Mobile Network Resale Business on May 17, 2013, or the Pilot Work Notice, pursuant to which, the qualified private sector enterprises are encouraged, but not required, to apply to participate in the pilot scheme in mobile network resale business and the pilot scheme only lasts for a short period ending on December 31, 2015. MIIT will, according to the Pilot Work Notice, adjust relevant policies in the future as appropriate based on the result of such pilot scheme. 21Vianet Beijing has voluntarily applied to participate in the pilot scheme and obtained approval on August 18, 2014, with a term expiring on December 31, 2015. Following expiration of the Pilot Work Notice, MIIT did not extend the effective period of the pilot scheme or issue a long-term regulation. The mobile network resale business continues and MIIT issued a guideline on January 6, 2016 to regulate the wholesale price in the mobile network resale business.

MIIT initiated another periodical pilot scheme for broadband access business by issuing the Notice on Liberalizing the Broadband Access Market to Private Capital on December 25, 2014, or the Broadband Notice, pursuant to which, the qualified private sector enterprises are encouraged, but not required, to apply to participate in the pilot scheme in broadband access business and the pilot scheme lasts for 3 years ending on December 31, 2017. As of the date of this annual report, we have applied for and qualified to provide broadband access services in 19 cities such as Beijing, Shanghai, Guangzhou and Shenzhen.

We believe such pilot schemes represent the current administration’s continuous efforts in carrying out the recent policies of the PRC State Council and MIIT regarding encouraging private sectors to further participate in the telecommunication industry. The Broadband Notice specifically mentioned that the broadband access business is a basic telecommunication business. The Pilot Work Notice also specifically mentioned that the mobile network resale business, which we believe shares something in common with our managed network services, is a second-category basic telecommunication business rather than a value-added telecommunication business. These pilot schemes, to some extent, reflect a legislative trend to welcome private enterprises (in comparison to the state-owned enterprise) to participate in basic telecommunication businesses in the soon future. Nevertheless, although we believe these pilot schemes are not a practical change or modification to the current legal framework which our managed network service business might be subject to and only represent a legislative trend to open up the basic telecommunication business market to the private enterprises, new laws, regulations or government interpretations may also be promulgated from time to time to regulate the hosting service and managed network service or any of our related technology or services, which may require us to obtain additional, or expand existing, operating licenses or permits. Any of these factors could result in our disqualification from carrying out our current business, causing significant disruption to our business operations which may materially and adversely affect our business, financial condition and results of operations. We will be closely monitoring the developments of relevant laws and regulations.

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

A number of our PRC subsidiaries and consolidated affiliated entities, including 21Vianet Beijing, Gehua, BJ Fastweb, WiFire BJ (formerly known as BJ Tianwang) and GD Tianying, are entitled to enjoy a preferential tax rate of 15% due to their qualification as HNTE. The qualification as an HNTE is subject to annual administrative evaluation, a three-year review by the relevant authorities in China and a six-year reapplication.

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

In April 2011, 21Vianet (Xi’an) Information Outsourcing Industry Park Services Co., Ltd., or Xi’an Sub was qualified for a preferential tax rate of 15%. The preferential tax rate is awarded to companies that have operations in certain industries and meet the criteria of the Preferential Tax Policies for Development of the Western Regions. The qualification will need to be assessed on an annual basis.

In 2013, BJ iJoy was qualified as a software enterprise which allows it to utilize a two-year 100% exemption for 2013 and 2014 followed by a three-year half-reduced EIT rate effective for the years from 2015 to 2017.

If 21Vianet Beijing, Gehua, BJ Fastweb, WiFire BJ and GD Tianying fail to maintain or renew their HNTE status, or if Xi’an Sub, SC Aipu and Yunnan Aipu are not able to enjoy their preferential tax treatment under Preferential Tax Policies for Development of the Western Regions, or if BJ iJoy fails to maintain or renew its software enterprise status, their applicable EIT rate may be increased to 25%, which could have a material adverse effect on our financial condition and results of operations.

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

We earn most of our revenues and incur most of our expenses in Renminbi; however, Renminbi is not freely convertible at present.

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

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation was halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. As a consequence, the Renminbi fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

As our costs and expenses are mostly denominated in RMB, the appreciation of the RMB against the U.S. dollar would increase our costs in U.S. dollar terms. In addition, as our operating subsidiaries and VIEs in China receive revenues in RMB, any significant depreciation of the RMB against the U.S. dollar may have a material and adverse effect on our revenues in U.S. dollar terms and financial condition, and the value of, and any dividends payable on, our ordinary shares. For example, to the extent that we need to convert U.S. dollars into Renminbi for capital expenditures and working capital and other business purposes, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. These and other effects on our financial data resulting from fluctuations in the value of the RMB against the U.S. dollar could have a material and adverse effect on the market price of our ADSs and your investment. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk.”

PRC regulations relating to the establishment of offshore special purpose vehicles by PRC residents may subject our PRC resident beneficial owners to personal liability and limit our ability to acquire PRC companies, to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise materially and adversely affect us.

In October 2005, SAFE issued the Circular on the Relevant Issues in the Foreign Exchange Control over Financing and Return Investment Through Special Purpose Companies by Residents Inside China, or Circular

75, which is now replaced by the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or Circular 37, issued by SAFE on July 4, 2014. According to Circular 37, PRC residents are required to register with local SAFE branches in connection with their direct establishment or indirect control of an offshore entity for the purposes of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in Circular 37 as a “special purpose vehicle.” The term “control” under Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles or PRC companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. Circular 37 further requires amendment to the registration in the event of any changes with respect to the basic information of the special purpose vehicle, such as changes in a PRC resident individual shareholder, name or operation period; or any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. If the shareholders of the offshore holding company who are PRC residents do not complete their registration with the local SAFE branches, the PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with SAFE registration and amendment requirements described above could result in liability under PRC law for evasion of applicable foreign exchange restrictions. On February 13, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. SAFE Notice 13 has delegated to the qualified banks the authority to register all PRC residents’ investment in “special purpose vehicle” pursuant to the Circular 37, except that those PRC residents who have failed to comply with Circular 37 will remain to fall into the jurisdiction of the local SAFE branches and must make their supplementary registration application with the local SAFE branches.

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

Risks Related to our ADSs

Potential uncertainty involving the going private transaction may adversely affect our business and the market price of our ADSs.

On June 10, 2015, our board of directors received a preliminary non-binding proposal letter from Mr. Sheng Chen, our chairman of the board of directors and chief executive officer, Kingsoft Corporation Limited and Tsinghua Unigroup International Co., Ltd. (together with Mr. Sheng Chen and Kingsoft Corporation Limited, the “Buyer Group”), to acquire all of our outstanding ordinary shares not already owned by the Buyer Group for US$23.00 in cash per ADS. On June 16, 2015, our board of directors formed a special committee of independent directors, or the Special Committee, to review and evaluate the proposal.

The going-private transaction, whether or not consummated, presents a risk of diverting management focus, employee attention and resources from other strategic opportunities and from operational matters. The development of the transaction, such as the entry into or the termination of any definitive agreement, may increase volatility of the trading price of our ADSs.

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

In addition, the market price for our ADSs has fluctuated since we first listed our ADSs on the NASDAQ Global Select Market on April 21, 2011, until April 11, 2016, the trading prices of our ADSs have ranged from US$8.31 to US$32.34 per ADS, and the last reported closing price on April 11, 2016 was US$20.79 per ADS. The market price for our ADSs may be highly volatile and subject to wide fluctuations in response to factors including the following:

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

Certain corporate governance practices in the Cayman Islands, which is our home country, are considerably different than the standards applied to U.S. domestic issuers. NASDAQ Marketplace Rules provide that foreign private issuers are exempt from certain corporate governance requirements of NASDAQ and may follow their home country practices, subject to certain exceptions and requirements to the extent that such exemptions would be contrary to U.S. federal securities laws and regulations. We currently follow our home country practice that: (i) does not require us to solicit proxy and hold meetings of our shareholders every year, (ii) does not restrict a company’s transactions with directors, requiring only that directors exercise a duty of care and owe certain fiduciary duties to the companies for which they serve, (iii) does not require us to obtain shareholder approval for issuing additional securities exceeding 20% of our outstanding ordinary shares, and (iv) does not require us to seek shareholders’ approval for amending our share incentive plan. As a result, our investors may not be provided with the benefits of certain corporate governance requirements of NASDAQ.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or Class A ordinary shares.

Based on the market price of our ADSs and Class A ordinary shares, the value of our assets, and the composition of our assets and income, we believe that we were not a passive foreign investment company (a “PFIC”) for United States federal income tax purposes for our taxable year ended December 31, 2015 and we do not expect to be a PFIC for the current year or for the foreseeable future. Nevertheless, the application of the PFIC rules is subject to ambiguity in several respects and, in addition, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year or for any future taxable year.

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

Although the law in this regard is not entirely clear, we treat our variable interest entities as being owned by us for United States federal income tax purposes because we control their management decisions and we are entitled to substantially all of their economic benefits and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our variable interest entities for United States federal income tax purposes, we would likely be treated as a PFIC for our taxable year ended December 31, 2015 and for subsequent taxable years.

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

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (as amended) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

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

Due to certain restrictions under the PRC laws on foreign ownership of entities engaged in data center and telecommunications value-added services, we conduct our operations in China through contractual arrangements among us, our wholly-owned PRC subsidiaries, our variable interest entities and their shareholders. As a result of these contractual arrangements, we control our variable interest entities and have consolidated the financial information of our consolidated affiliated entities in our consolidated financial statements in accordance with U.S. GAAP. We own: (i) 100% of the equity interests in 21Vianet China through our subsidiary, 21ViaNet Group Limited, or 21Vianet HK, which was incorporated in Hong Kong in May 2007; (ii) 100% of the equity interests of SZ Zhuoaiyi following completion of our acquisition of 100% equity interests in iJoy in April 2013; and (iii) 100% of the equity interests of WiFire Network through our subsidiary, aBitCool DG, which was incorporated in June 2014.

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

As part of our growth strategy, we have acquired companies that are complementary to our business, as well as made alternative investments and entered into strategic partnerships or alliances as we see fit. For example:

•	In October 2012, we entered into a commercial operator agreement with Microsoft Corporation to expand Microsoft’s premier commercial public cloud services, Office 365 and Windows Azure, in China, the term of which is extended to December 31, 2018 through a renewal agreement.

•	In February 2013, we acquired 100% equity interests in WiFire BJ and BJ Yilong, which principally provide virtual private network services and managed network services.

•	On September 30, 2013, Temasek, through its subsidiary, Esta, entered into a purchase agreement with us to subscribe for 34,683,042 of our newly issued Class A ordinary shares at the price of US$2.5 per Class A ordinary share and acquire 5,316,960 Class A ordinary shares from certain of our existing shareholders at the price of US$2.5 per Class A ordinary share.

•	In April 2013, we completed the acquisition of 100% equity interests in iJoy with a purchase consideration of RMB97.0 million.

•	In June 2013, we entered into a strategic agreement with Dongguan Dongcai and established Asia Cloud Investment, with an intention to build a new internet data center, provide cloud computing related services in Dongguan as well as create a research and development team that will focus on developing and implementing next generation networking technologies. As of the date of this annual report, Asia Cloud Investment and its subsidiary, Dongguan Asia Cloud Network Technology Co., Ltd., have not commenced any significant operations except for investments in certain floating rate principal unguaranteed securities with an aggregate amount of RMB102.3 million.

•	In December 2013, we entered into a definitive agreement with IBM to introduce IBM’s premier private cloud infrastructure service and bring high-value managed private and hybrid cloud services to China. IBM will provide the physical point of distribution, or POD, and service while we will host the POD facility at our data centers in Beijing. In August 2015, the Company signed an additional partnership agreement with IBM to provide infrastructure support and operational services to IBM for Bluemix’s entry into the China market.

•	In May 2014, we acquired 50% equity interests plus one share in Aipu Group, which principally provides last-mile wired broadband access and other value-added services.

•	In August 2014, we acquired 100% equity interests in Dermot Entities to expand our data transmission infrastructure across the Greater China region and deliver high-performance VPN connectivity solutions by utilizing Dermot Entities’ advanced network and infrastructure.

•	In January 2015, we issued (i) 39,087,125 Class A and 18,250,268 Class B ordinary shares to Kingsoft for an aggregate cash consideration of US$172 million; (ii) 6,142,410 Class A and 10,524,257 Class B ordinary shares to Xiaomi for an aggregate cash consideration of US$50 million; and (iii) 24,668,022 Class A ordinary shares (in the form of 4,111,337 ADSs) to Esta for an aggregate cash consideration of US$74 million.

•	In September 2015, the Company signed a memorandum of understanding with Unisplendour Corporation Limited (UNIS) and Microsoft to provide customized hybrid cloud computing solutions and related services to Chinese users.

•	In December 2015, the Company signed the internet information infrastructure investment and services agreement with Dataline, Inc., the largest commercial data center operator in Russia, to strengthen cooperation in data center services, cloud computing, and hybrid IT services.

On June 10, 2015, our board of directors received a preliminary non-binding proposal letter from the Buyer Group to acquire all of our outstanding ordinary shares not already owned by the Buyer Group for US$23.00 in cash per ADS. On June 16, 2015, our board of directors formed the Special Committee to review and evaluate the proposal.

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

Overview

We are a leading carrier-neutral internet data center services provider in China. We host our customers’ servers and networking equipment and provide interconnectivity to improve the performance, availability and security of their internet infrastructure. We also provide managed network services to enable customers to deliver data across the internet in a faster and more reliable manner through our extensive data transmission network and our proprietary smart routing technology. Furthermore, we provide complementary value-added services, such as CDN services, VPN services and last-mile wired broadband services to improve the security, speed and quality of data transmission in China. We started offering public cloud services in 2013 and private cloud and hybrid services in 2014. We believe that the scale of our data center and networking assets as well as our carrier-neutrality position us well to capture opportunities and become a leader in the rapidly emerging market for cloud computing infrastructure services in China.

Our infrastructure consists of our high-quality data centers and an extensive data transmission network. We operate 16 self-built data centers and 69 partnered data centers located in over 30 cities, including substantially all of China’s major internet hubs with 23,556 cabinets under management that house 112,865 servers as of December 31, 2015. We adopt a distributed deployment method when choosing locations for our partnered data centers based on the specific requests of our customers, demands in different cities and our strategy for POP establishment; therefore, the locations and number of our partnered data centers are subject to change from to time. Our data transmission network includes 753 POPs, which are access points from one place to the rest of the internet. Most of our data centers and all of our POPs are connected by our private optical fibers network across China.

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

We serve a diversified and loyal base of customers, depending on the different types of services provided by us, our customers include (i) enterprise customers for our hosting services, spanning many different industries and ranging from internet companies to government entities, from blue-chip enterprises to small- to mid-sized enterprises; (ii) individual household customers for last-mile wired broadband services; and (iii) enterprise and individual customers that signed for the Windows Azure and Office 365 services. Our average monthly churn rate as measured by monthly recurring revenues was approximately 1.7% in 2013. Our average monthly hosting churn rate, based on our core internet data center (IDC) business, was 0.6% and 0.2% in 2014 and 2015, respectivley. Our average monthly recurring revenue from our top 20 customers has increased from RMB57.1 million in 2014 to RMB66.0 million (US$10.2 million) in 2015.

We generate revenues from providing hosting and related services and managed network services. Our net revenues increased from RMB1,966.7 million in 2013 to RMB2,876.4 million in 2014 and to RMB3,634.4 million (US$561.1 million) in 2015, representing a CAGR of 35.9% from 2013 to 2015. The total number of cabinets under our management increased from 14,041 as of December 31, 2013 to 21,522 as of December 31, 2014 and to 23,556 as of December 31, 2015. Our average monthly recurring revenues increased from RMB146.6 million in 2013 to RMB208.4 million in 2014 and to RMB265.4 million (US41.0 million) in 2015. We recorded a net loss of RMB47.0 million, RMB328.5 million and RMB401.3 million (US$ 61.9 million) in

2013, 2014 and 2015, respectively, which reflected share-based compensation expenses of RMB67.8 million, RMB233.7 million and RMB190.0 million (US$29.3 million), respectively. Our results of operations also reflect the effects of our acquisitions during the respective periods.

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

Our data centers host the servers of our customers and meet their needs to deploy computing, network, storage and IT infrastructure. Our hosting and related services are scalable, allowing our customers to purchase space and power and upgrade connectivity and services as their requirements evolve. In addition, our customers benefit from our data centers’ wide range of physical security features, including sensitive smoke detection systems, fire suppression systems, secured access, around-the-clock video camera surveillance and security breach alarms. Our data centers are fully-redundant and feature resilient power supplies, energy efficient design, connection with multiple network providers and 24/7 on-site support provided by our skilled engineers. As a result, we are able to guarantee 99.99% uptime for power in our service level agreements.

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

Interconnectivity Services

Our interconnectivity services connect our data centers with China’s internet backbones and other networks in the following ways:

•	Border Gateway Protocol (BGP) Network Services. We provide network services that use BGP routing policies. BGP exchanges routing information for the internet and is the protocol used between ISPs, backing the core routing decisions on the internet. Customers connect to ISPs, and ISPs use BGP to exchange customer and ISP routes, bypassing major internet hubs. This allows the internet to become a decentralized system, thereby reduces traffic congestion and data transmission time. BGP network is generally considered a premium network service due to its improved internet connectivity and data reachability.

•	Single-Line and Dual-Line Network Services. China Telecom and China Unicom are the two major telecommunication carriers in China. Some customers may choose to connect their servers only to one carrier while others choose to connect their servers to both China Telecom and China Unicom. Dual-line network provides more stable internet access and ensures better business continuity because when one line is down or interrupted, the other line can still provide internet connectivity.

•	Multiple-Line Network Services. As a carrier-neutral service provider, our data centers are connected to all carrier and non-carrier networks in China, namely, China Telecom, China Unicom, China Mobile, China Education Network, China Satcom, China Railcom (Tietong) and China Science and Technology Network. Customer then may choose to connect their servers to multiple networks at the same time.

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

In addition, we also provide customers with traffic charts and analysis, gateway monitoring for servers, domain name system setup, defense mechanism against distributed denial of service (DDOS) attacks, basic setting of switches and routers, and virus protections. DDOS attack is an attempt to make a computer’s resource unavailable to its intended users. We generally charge fees for our various types of interconnectivity services at the end of each month based on the customers’ bandwidth usage.

Managed Network Services

Our managed network services are primarily offered in the form of bandwidth, which is optimized through our proprietary smart routing platform and supplemented by our hosting area network and our data transmission network.

Our managed network services primarily consist of the following:

•	Hosting Area Network Services. Our data centers are distributed throughout China. We connect most of our data centers with private optical fibers, forming our hosting area network. Our hosting area network connects the servers housed in our data centers so that data transmission among our customers can be achieved without going through telecommunication backbones or internet hubs, enabling secure, faster and more reliable data transmission.

•	Route Optimization. In China, carriers generally operate their independent systems, and their networks are not connected with each other. Because we are connected to all major carriers, customers that use services from one carrier can reach users of other carriers through our network or through other internet hubs. Our proprietary system is a smart routing platform, which functions like an intelligent switchboard automatically selecting the best and fastest routes and directing traffic through our own or others’ networks. For example, from our data centers, we can direct data to the networks of China Telecom or China Unicom, or, when the networks of China Telecom and China Unicom are congested or otherwise experiencing problems, to our own transmission networks. Through our proprietary smart routing technology, we are able to optimize the connectivity of our network and deliver data in a fast and efficient manner.

•	Last-mile Wired Broadband Services. We offer last-mile broadband services in select large metro areas in China, following the acquisition of 50% equity interest plus one share in Aipu Group in May 2014. The last-mile broadband market in China remains under-developed, as many end users face slower speed, unreliable connections and the lack of alternative high-quality service providers. As of December 31, 2015, Aipu Group provides high quality internet access at competitive price points to over one million individual househeld customers in 15 cities in China.

Our Infrastructure

Our infrastructure, which consists of our data centers and data transmission network, is the foundation upon which we provide services to our customers. As of December 31, 2015, we operate 16 self-built data centers and 69 partnered data centers located in over 30 cities, including all of China’s major internet hubs, with 23,556 cabinets under management that house 112,865 servers. In addition, we also offer container-based data center service. Our extensive network, consisting of private optical fibers and 753 POPs, is a “high-speed internet railway” that connects our data centers with each other and links them to China’s telecommunication backbones.

Our Data Centers

We operate two types of data centers: self-built and partnered. We defined “self-built” data centers as those with our owned cabinets and data center equipment housed in buildings we owned, leased from third parties, or implicitly offered to us for use as part of the equipment purchase agreement. We define “partnered” data centers as the data center space and cabinets we leased from China Telecom, China Unicom and other third parties through agreements. As of December 31, 2015, we operate 16 self-built data centers housing 15,998 cabinets and 69 partnered data centers housing 7,558 cabinets.

The table below sets forth the number of data centers and cabinets under our management and the number of servers housed in our data centers as of December 31, 2013, 2014 and 2015.

	As of December 31,
	2013	2014	2015
Data Centers	81	89	85
Cabinets
Self-built	9,131	14,572	15,998
Partnered	4,910	6,950	7,558

Total	14,041	21,522	23,556

Servers	76,898	97,101	112,865

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

We build and operate our data centers in compliance with high industry standards in order to provide our customers with secure and reliable environments that are necessary for optimal internet interconnectivity. Our data centers generally feature:

•	Resilient Power—Redundant, high-capacity and stable power supplies, backed by uninterruptible power supply, or UPS, high-performance batteries and diesel generators;

•	Physical Security—Round-the-clock monitoring by on-site personnel, which includes verification of all persons entering the building, security barriers, video camera surveillance and security breach alarms;

•	Controlled Access—Access to the buildings, data floors and individual areas designated for particular customers via individually-programmed access cards and visual identification;

•	Fire Detection and Suppression—Sensitive smoke detectors linked to building management systems provide early detection to help avoid fire, loss and business disruption. These are complemented by an environmentally-friendly gas-based or water mist fire suppression system to put out fires;

•	Air Conditioning—To ensure optimal performance and avoid equipment failure, all data center floors are managed to make sure that customers’ equipment is maintained at a controlled temperature and humidity;

•	24/7 Support—We staff our data centers with capable and experienced service teams and we believe we were the first data center service provider in China to offer 24/7 customer service.

These features minimize chances of interruption to the servers housed in our data centers and ensure the business continuity of our customers. In addition, we believe we were the first data center service provider in China to receive both the ISO 9002 quality system certification by the American Registrar Accreditation Board and a certification by the United Kingdom Accreditation Service.

Our Network

Our network transmits data and directs internet traffic mostly through private optical fibers, forming an internet highway system that is linked to the networks of major carriers, non-carriers and ISPs and enhances communications among our data centers, our customers and end users located throughout China and around the world. Our data centers are connected by our private optical fibers that include redundant connections with an estimated capacity of 4,143 gigabits per second to nearly all locations. As of December 31, 2015, our network connects 753 POPs throughout China with private optical fibers.

The table below sets forth the number of our POPs and our network service capacity as of the periods ended December 31, 2013, 2014 and 2015.

	As of and for the year ended December 31,
	2013	2014	2015
Number of POPs	519	615	753
Estimated Network Service Capacity*	2,471	3,489	4,143

*	By gigabits per second

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

Customers and Customer Support

Our Customers

We serve a diversified and loyal base of customers, depending on the different types of services provided by us, our customers include (i) enterprise customers for our hosting services, spanning many different industries and ranging from internet companies to government entities, from blue-chip enterprises to small- to mid-sized enterprises; (ii) individual household customers for last-mile wired broadband services; and (iii) enterprise and individual customers that signed for the Windows Azure and Office 365 services.

Given the breadth of our customer base, the largest single customer accounted for less than 6% of our total net revenues in any of the past three years. Revenue from our top five customers accounted for less than 15% of our total net revenues in 2015.

As of December 31, 2015, we had approximately 4,000 enterprise customers for our hosting services, among which 37 were local subsidiaries of a telecommunication carrier in China. Because we negotiate with, maintain and support each of these entities of telecommunication carriers as a separate customer due to the fact that each of them has a separate decision-making authority and services procurement budget, we count each of them as a separate customer. None of these telecommunication carrier customers on a stand-alone basis contributed more than 2% of our revenues in any given year but in the aggregate, they contributed 16%, 7% and 6% of our total revenues, respectively, in 2013, 2014 and 2015.

We have a loyal customer base, as evidenced by our low churn rate. Our average monthly churn rate as measured by monthly recurring revenues was 1.7% in 2013. Our average monthly hosting churn rate, based on our core IDC business, was 0.6% and 0.2% in 2014 and 2015, respectively. Our average monthly recurring revenue from our top 20 customers were RMB57.1 million and RMB66.0 million (US$10.2 million) in 2014 and 2015, respectively.

Our experience in serving market leaders in various sectors also provides us with industry knowledge, operational expertise and credibility that we can leverage in cross-selling additional services to our existing and potential customers.

The following table sets forth some of the industries we serve and the representative customers in each industry.

Search Engine/Portal	Rich Media	eCommerce	Social Networking	Mobile internet	Azure and Office 365 customers	Enterprise VPN
Aibang	Youku	Meituan	Qunar	Firefox	DongFeng-Renault	New World
Damai	Ku6	Lashou	Renren	Beijie	TCL Multimedia	Realtek
Baixing	Kuwo	Jiuxian	Jiayuan	SKY-MOBI	Digital China	Kline
Fang	Bestv	Eleme	Tencent	Hurray!	Pactera	Jebsen Industrial

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

Consistent with our strong innovation culture, we devote significant resources to the research and development of our smart routing technology, CDN and cloud computing infrastructure service technologies. Our research and development efforts have yielded 62 patents, 81 patent applications and 103 software copyright registrations, all in China and related to different aspects of internet infrastructure services. We intend to continue to devote a significant amount of time and resources to carry out our research and development efforts.

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

Sales and Marketing

We actively market our portfolio of services and solutions through our direct sales force. Our sales and marketing team is primarily based in Beijing, Shanghai, Guangzhou, Shenzhen, Xi’an, Hangzhou, Wuhan, Guiyang, Nanning, Chengdu, Chongqing, Changsha, Suzhou, Hong Kong and Taiwan. We also have dedicated teams for our key customers and provide them service offerings specially tailored to their needs. We up-sell and cross-sell our broad portfolio of services and solutions to our existing customer base. In addition, in an effort to better anticipate and respond to our customers’ needs, we require and foster the collaboration between our sales team and research and development team to develop additional services and solutions that meet the customers’ needs.

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

Competition

We face competition from a wide range of data center service providers and other value-added service providers, including:

•	Carriers. We face competition from state-owned telecommunication carriers, including China Telecom and China Unicom. According to IDC, carriers occupied 45.6% of the data center services market in 2014. In addition, both carriers operate their own networks. Competition is primarily focused on pricing, quality of services and geographic coverage. We believe we are well-positioned to compete with major carriers. Unlike China Telecom and China Unicom, which construct data centers primarily to help sell bandwidth, we provide connectivity to multiple networks in each of our carrier-neutral data centers, providing superior choice and performance. Our private network provides enhanced connectivity among different networks. In comparison, data centers operated by China Telecom and China Unicom generally provide access only to their own network and are often constrained by their networks’ coverage. Due to inadequate interconnectivity among China’s carriers’ networks and among the same carrier’s networks in different provinces, interconnectivity bottlenecks remain a major problem, contributing to slow transmission speeds across services and applications.

•	Carrier-neutral service providers. We face competition from other carrier-neutral service providers, such as SINNET and Dr. Peng. Competition is primarily focused on pricing and the quality and breadth of service offerings. We distinguish ourselves by our superior interconnectivity, extensive data transmission network, large number of high-quality data centers, and superior operations, maintenance and other customer services. Due to the unique nature of data center services, where relocation of customer servers and equipment is operationally difficult, customers are highly selective in choosing their data center service provider. Our strong brand, superior reputation and extensive operating experience and expertise remain the key differentiator in attracting and retaining our customers.

•	In-house data centers. Businesses may choose to house and maintain their own IT hardware, such as Baidu and Alibaba, and other large enterprises, particularly in the financial services sector. Due to their in-house capabilities, these customers may outsource fewer services to other third-party data center services providers including us, if at all. However, we believe our data centers, coupled with our superior network services, offer a unique combination of hosting services that would make us attractive to businesses with in-house data centers.

•	Cloud service providers. Cloud services are a new and emerging market and therefore, we face competition from various market players who have entered into or plan to enter into the new market. While we compete with domestic Chinese cloud service providers, such as AliCloud, Windows Azure and Office 365, operated by 21Vianet, remain the only global public cloud service platform commercially available in China. We believe our partnership with Microsoft and IBM will make us attractive to potential customers, especially enterprise and government entity customers that have a strong demand for cloud services.

•	Other valued-added service providers. We face competition from other value-added telecommunications service providers including CDN service providers, such as ChinaCache and ChinaNetCenter; VPN service providers, such as Citic Telecom CPC and last-mile wireless broadband service providers, such as Great Wall Broadband Network. As one of the leading service providers in each one of these value-added service markets, we believe our offerings not only complement our core hosting and managed network services, but also position us to capture additional growth opportunities.

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

Regulations on Value-Added Telecommunications Business and Data Center Services

Among all of the applicable laws and regulations, the Telecommunications Regulations of the People’s Republic of China, or the Telecom Regulations, implemented on September 25, 2000, is the primary governing law, and sets out the general framework for the provision of telecommunication services by domestic PRC companies. Under the Telecom Regulations, telecommunications service providers are required to procure operating licenses prior to their commencement of operations. The Telecom Regulations distinguish “basic telecommunications services” from “value-added telecommunications services.” Value-added telecommunications services are defined as telecommunications and information services provided through public networks. A “Catalog of Telecommunications Business” or the Catalog, was issued as an attachment to the Telecom Regulations to categorize telecommunications services as either basic or value-added. In December 2015, the Catalog was updated and came into force on March 1, 2016, pursuant to which value-added telecommunications services are divided into type I value-added telecommunications services (i.e. services

“mainly based on facilities and resources”) and type II value-added telecommunications services (i.e. services “mainly based on public platforms”) and they will be regulated accordingly. For example, value-added telecommunications services (e.g. internet data center services, content distribution network services, domestic internet protocol virtual private network services, and internet access services) which are primarily provided to enterprise users, closely attached to basic infrastructure and telecom resources, and have significant importance to national information security and public order, are categorized as type I value-added telecommunications services. Value-added telecommunications services (e.g. online data processing and transaction processing services and information services), which are mainly provided to the general public, have significant economic benefits, and are closely related to consumer rights and privacy protection are categorized as type II value-added telecommunications services. Medium and small-sized enterprises are encouraged to participate competitively in the development of type II value-added telecommunications services. The requirements for market access and information security for type II value-added telecommunications services are expected to be lower than those for type I value-added telecommunications services.

Pursuant to the Telecom Regulations, value-added telecommunications services covering two or more provinces, autonomous regions, and/or municipalities directly administered by the central government shall be approved by the MIIT, and the providers of such cross-regional value-added telecommunications services are required to obtain the Cross-Regional VAT licenses. Value-added telecommunications services covering certain area within one province, autonomous region, and/or municipality directly administered by the central government shall be approved by the local telecommunications administration authority of such region and the providers of such value-added telecommunications services are required to obtain the VAT licenses. Pursuant to the Administrative Measures for Telecommunications Business Operating Licenses (effective on April 10, 2009, promulgated by the MIIT), Cross-Regional VAT licenses shall be approved and issued by the MIIT with five-year terms.

Currently, LF Xunchi holds a VAT License issued by Hebei Province Communications Administration on April 10, 2013 (which was updated on December 23, 2014) with a term effective until April 10, 2017. It is permitted to carry out its data center business in Langfang and Baoding. 21Vianet Beijing holds a Cross-Regional VAT license issued by the MIIT on January 17, 2012 (which was updated on April 30, 2015) with a term effective until January 17, 2017 under the first category of the “value-added telecommunications business.” As specified in this Cross-Regional VAT license, 21Vianet Beijing is permitted to carry out the data center services across ten cities in China. Gehua holds a VAT License issued by Guangdong Communications Administration on March 29, 2013 with a term effective until December 29, 2016. It is permitted to carry out its internet access service business and information service business (limited to internet information service business) under the second category of “value-added telecommunications business” in Guangdong Province. CYSD holds a VAT License issued by Beijing Communications Administration on March 20, 2012 with a term effective until June 21, 2016. It is permitted to carry out its internet access service business and information service business (excluding fixed-line telephone information service and internet information service) under the second category of “value-added telecommunications business” in Beijing. BJ Fastweb holds a VAT license issued by Beijing Communications Administration on December 10, 2014 with a term effective until December 10, 2019. It is permitted to carry out its internet access service business under the second category of “value-added telecommunications business” in Beijing. WiFire BJ holds a VAT License issued by the Beijing Communications Administration on January 22, 2014 with a term effective until December 12, 2014. It is permitted to carry out its internet access business under the second category of “value-added telecommunications business” in Beijing. A renewed VAT License was issued to WiFire BJ on December 31, 2014 with a term effective until December 31, 2019. WiFire BJ also holds a Cross-Regional VAT License issued by the MIIT on August 23, 2013 (which was updated on May 7, 2015) with a term effective until January 7, 2018. It is permitted to carry out its virtual private network services under the first category of “value-added telecommunications business” across 25 cities in China. BJ Yilong holds a VAT License issued by Beijing Communications Administration on October 19, 2010, which was renewed on May 22, 2014 with a term effective until October 8, 2015 and renewed again on September 9, 2015 with a term effective until September 9, 2020. It is permitted to carry out its information service business (limited to mobile network) under the second category of “value-added telecommunications business” in Beijing. GD Tianying holds a VAT License issued by the Guangdong Communications Administration on September 12, 2014 with a term effective until December 16, 2015. It is permitted to carry out its data center business under the first category of “value-added telecommunications business” in Guangdong province. A renewed VAT License was issued to GD Tianying on December 16, 2015 with a term effective until December 16, 2020. SZ DYX holds a Cross-Regional VAT License issued by the MIIT on September 18, 2013 with a term effective until July 29, 2018. It is permitted to carry out (i) its virtual private network services under the first category of “value-added telecommunications business” across China; and (ii) call center and information service business (limited to mobile network) under the second category of “value-added telecommunications business” across China. SC Aipu holds a Cross-Regional VAT License issued by the MIIT on July 31, 2012 with a term effective until August 1, 2016. It is permitted to carry out call center and information service business (limited to mobile network) under the second category of “value-added telecommunications business” across 11 cities in China. In addition, MIIT has also approved SC Aipu to authorize each of its 7 subsidiaries to carry out internet access business under the second category of “value-added telecommunications business” across 11 cities in China. SH Guotong holds a Cross-Regional VAT License issued by the MIIT on November 15, 2012, which was renewed on January 20, 2015 with a term effective until January 20, 2020. It is permitted to carry out internet access business under the second category of “value-added telecommunications business” across 14 cities in China.

MIIT initiated a periodical pilot scheme for mobile network resale business by issuing the Pilot Work Notice, pursuant to which, the qualified private sector enterprises are encouraged, but not required, to apply to participate in the pilot scheme in mobile network resale business and the pilot scheme only lasts for a short period ending on December 31, 2015. MIIT will, according to the Pilot Work Notice, adjust relevant policies in the future as appropriate based on the result of such pilot scheme. 21Vianet Beijing has voluntarily applied to participate in the pilot scheme and obtained approval on August 18, 2014, with a term expiring on December 31, 2015. Following expiration of the Pilot Work Notice, MIIT did not extend the effective period of the pilot scheme or issue a long-term regulation. The mobile network resale business continues and MIIT issued a guideline on January 6, 2016 to regulate the wholesale price in the mobile network resale business.

MIIT initiated another periodical pilot scheme for broadband access business by issuing the Notice on Liberalizing the Broadband Access Market to Private Capital on December 25, 2014, or the Broadband Notice, pursuant to which, the qualified private sector enterprises are encouraged, but not required, to apply to participate in the pilot scheme in broadband access business and the pilot scheme lasts for 3 years ending on December 31, 2017. As of the date of this annual report, we have applied for and qualified to provide broadband access services in 19 cities such as Beijing, Shanghai, Guangzhou and Shenzhen.

We believe such pilot schemes represent the current administration’s continuous efforts in carrying out the recent policies of the PRC State Council and MIIT regarding encouraging private sectors to further participate in the telecommunication industry. The Broadband Notice specifically mentioned that the broadband access business is a basic telecommunication business. The Pilot Work Notice also specifically mentioned that the mobile network resale business, which we believe shares something in common with our managed network services, is a second-category basic telecommunication business rather than a value-added telecommunication business. These pilot schemes, to some extent, reflect a legislative trend to welcome private enterprises (in comparison to the state-owned enterprise) to participate in basic telecommunication businesses in the soon future. Nevertheless, although we believe these pilot schemes are not a practical change or modification to the current legal framework which our managed network service business might be subject to and only represent a legislative trend to open up the basic telecommunication business market to the private enterprises, new laws, regulations or government interpretations may also be promulgated from time to time to regulate the hosting service and managed network service or any of our related technology or services, which may require us to obtain additional, or expand existing, operating licenses or permits. Any of these factors could result in our disqualification from carrying out our current business, causing significant disruption to our business operations which may materially and adversely affect our business, financial condition and results of operations. We will be closely monitoring the developments of relevant laws and regulations.

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

The following diagram illustrates our current corporate structure of our principal operating entities:

Notes

(1)	Mr. Sheng Chen and Mr. Jun Zhang, our co-founders, hold 70% and 30% of the equity interests in 21Vianet Technology, respectively, and are parties to the contractual agreements through which we conduct our operations in China.
(2)	Mr. Sheng Chen and Mr. Jun Zhang, our co-founders, hold 95% and 5% of the equity interests in WiFire Network, respectively, and are parties to the contractual agreements through which we conduct our operations in China.
(3)	Mr. Yang Peng holds 100% of the equity interests in BJ iJoy and is a party to the contractual agreements through which we conduct our operations in China.

Contractual Arrangements with Our Variable Interest Entities and Their Shareholders

PRC laws and regulations currently restrict foreign ownership of telecommunications value-added business. Because we are a Cayman Islands company, we are classified as a foreign enterprise under PRC laws and regulations and our wholly-owned PRC subsidiaries, 21Vianet China, SZ Zhuoaiyi and aBitCool DG, are considered as wholly-owned FIEs. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements among us, our wholly-owned PRC subsidiaries, our variable interest entities and their shareholders. The shareholders of our variable interest entities are founders, directors, executive officers, employees or shareholders of our company. They are also PRC citizens and therefore, our variable interest entities are considered as domestic companies under the PRC laws. For the years ended December 31, 2013, 2014 and 2015, our consolidated affiliated entities contributed most of our total net revenues.

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

Accordingly, under U.S. GAAP, we consolidate 21Vianet Technology, BJ iJoy and WiFire Network as our “variable interest entities” in our consolidated financial statements.

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

In April 2013, we completed acquisition of 100% equity interests in iJoy. In June 2014, we established aBitCool DG, which controls 100% of the equity interests in WiFire Network through contractual arrangements entered into in July 2014. The key terms of the contractual arrangements in relation to BJ iJoy and WiFire Network are similar to the contractual arrangements in relation to 21Vianet Technology, pursuant to which iJoy BVI and WiFire Group Inc., or WiFire Group, were considered as the primary beneficiaries of BJ iJoy and WiFire Network, respectively.

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

Our headquarters are located at M5, 1 Jiuxianqiao East Road, Chaoyang District, Beijing, the People’s Republic of China. We lease facilities for our office space in Beijing, Shanghai, Guangzhou, Shenzhen, Xi’an, Hangzhou, Wuhan, Guiyang, Nanning, Chengdu, Suzhou, Hong Kong and Taiwan. Our office leases generally have terms ranging from one to ten years and may be renewed upon expiration of the lease terms. As of December 31, 2015, our offices occupied an aggregate of 36,466 square meters of leased space. In 2015, we purchased facilities for our office space in Chengdu with an aggregate of 3,140 square meters.

In Beijing, we also lease facilities for our self-built data centers located: (i) in the Chaoyang District, through two lease agreements with BOE Technology Group Co., Ltd., or BOE Technology, and one lease agreement with Beijing Shangjun Property Development Co., Ltd., or Beijing Shangjun, (ii) in the Beijing Economic and Technological Development Zone, through a lease agreement with Beijing Tengfei Boda Real Estate Development Co., Ltd., (iii) in the Daxing District, through a lease agreement with Beijing Xingguang Tuocheng Investment Co., Ltd.; and (iv) in the Chaoyang district, through three lease agreements with China Youth Printing Factory. These leases provide an aggregate of approximately 68,288 square meters of leased space and hosted a total of 8,392 cabinets as of December 31, 2015. The two leases with BOE Technology have a term of five years and eight years, expiring on April 30, 2015 and August 31, 2019, respectively. The two leases may be renewed upon mutually agreed-upon terms before they expire. For the lease expiring on April 30, 2015, we have already negotiated with BOE Technology to extend the term to August 31, 2019. The lease with Beijing Shangjun has a term of 65 months, expiring on August 31, 2019. We do not have a pre-emptive right to renew the lease. The lease with Beijing Tengfei Boda Real Estate Development Co., Ltd. has a term of ten years expiring on August 31, 2021, subject to our pre-emptive right to renew the lease. The lease with Beijing Xingguang Tuocheng Investment Co., Ltd. has a term of twenty years expiring on February 28, 2033, subject to our pre-emptive right to renew the lease. The three leases with China Youth Printing Factory has a term of six years, three years seven months and three days, and three years and five months, respectively, all of which expiring on March 30, 2018, subject to our pre-emptive right to renew the lease.

In Shenzhen, we also lease facilities for our self-built data centers located in the Nanshan District, through two lease agreements with Shenzhen Merchants Property Development Co., Ltd., which provide an aggregate of

2,526 square meters of leased space and hosted a total of 454 cabinets as of December 31, 2015. The leases both have a term of 47 months expiring on September 30, 2015, which has been extended to September 30, 2019.

In Shanghai, we also lease facilities for our self-built data centers located in the Baoshan District, through a lease agreement with Shanghai Cloud Century Co., Ltd., which provides an aggregate of 10,409 square meters of leases space and hosted a total of 877 cabinets as of December 31, 2015. The lease has a term of 18 years expiring on May 12, 2030.

In Hangzhou, we also lease facilities for our self-built data centers, offices and research centers located in Hangzhou Economic Development Zone, through a lease agreement with Hangzhou Economic and Development Zone Qiantang Real Estate Development Co., Ltd., which provides an aggregate of 11,020 square meters of leased space and hosted a total of 997 cabinets as of December 31, 2015. The lease has a term of 20 years expiring on July 31, 2031, subject to our pre-emptive right to renew the lease.

We have also built our own data centers in our self-owned buildings in Xi’an, Shanghai, Foshan, Suzhou and Ningbo, housing 4,248 cabinets.

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

As part of our business expansion strategy to expand our businesses, we acquired certain businesses that are complementary to our businesses, such as Fastweb, WiFire BJ and BJ Yilong, iJoy, Aipu Group and Dermot Entities. Therefore, the results of operations of the acquired businesses were consolidated into our results of operations.

Our net revenues increased from RMB1,966.7 million in 2013, to RMB2,876.4 million in 2014 and to RMB3,634.4 million (US$561.1 million) in 2015, representing a CAGR of 35.9% from 2013 to 2015. The total number of cabinets under our management increased from 14,041 as of December 31, 2013, to 21,522 as of December 31, 2014 and to 23,556 as of December 31, 2015. Our average monthly recurring net revenues increased from RMB146.6 million in 2013, to RMB208.4 million in 2014 and to RMB265.4 million (US$41.0 million) in 2015. We recorded a net loss of RMB47.0 million, RMB328.5 million and RMB401.3 million (US$ 61.9 million) in 2013, 2014 and 2015, respectively, which reflected share-based compensation expenses of RMB67.8 million, RMB233.7 million and RMB190.0 million (US$29.3 million), respectively. Our results of operations also reflect the effects of our acquisitions during the respective periods.

Factors Affecting Our Results of Operations

Our business and results of operations are generally affected by the development of China’s data center services market. We have benefited from the rapid growth of China’s data center services market during the recent years. According to IDC, the total China internet data center services market was US$3.4 billion in 2014, a 36.9% year over year growth rate, and is expected to reach US$11.8 billion in 2019, representing a five-year CAGR of 27.9%. However, any adverse changes in the data center services market in China may harm our business and results of operations.

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

Number of Cabinets under Management and Cabinet Utilization Rate

Our revenues are directly affected by the number of cabinets under management and the utilization rates of these cabinet spaces. We had 14,041, 21,522 and 23,556 cabinets under management as of December 31 2013, 2014 and 2015, respectively. Our annualized average monthly cabinet utilization rates were 70.8%, 71.9% and 69.0% in 2013, 2014 and 2015, respectively. We calculate the annualized cabinet utilization rate in a year as the average of the four quarterly cabinet utilization rates in that year, and we calculated quarterly cabinet utilization rate by dividing our weighted average billable cabinets by weighted average cabinet capacity in that quarter. Our quarterly and annualized cabinet utilization rates fluctuate due to the continuous changes in both our weighted average billable cabinets and weighted average cabinet capacity. Our future results of operations and growth prospects will largely depend on our ability to increase the number of cabinets under management while maintaining optimal cabinet utilization rate. With the rapid growth of China’s internet industry, demand for cabinet spaces has increased significantly and we do not always have sufficient self-built capacity to meet such demand. It usually takes twelve to eighteen months to build a data center together with cabinets and equipment installed. To meet our customers’ immediate demand, we may partner with China Telecom, China Unicom or other parties and lease cabinets from them. Due to the time needed to build data centers and the long-term nature of these investments, if we over-estimate the market demand for cabinets, it will lower our cabinet utilization rate and negatively affect our results of operations.

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

We use “monthly recurring revenues” to measure those revenues recognized on a fixed and recurring basis each month. Recurring revenues have comprised more than 85% of our total revenues during the past three years. Our average monthly recurring revenues increased from RMB146.6 million in 2013 to RMB208.4 million in 2014 and to RMB265.4 million (US$41.0 million) in 2015.

We use “churn rate” to measure the reduction of monthly revenues as a percentage of total monthly recurring revenues of the previous month that are attributable to the non-renewal or termination of customer contracts. Our average monthly churn rate as measured by monthly recurring revenues was 1.7% in 2013. We started to use “hosting churn rate” in 2014 which we believe more accurately reflect our core IDC business and is also more commonly used by our peers in the data center industry in more advanced economies. Our average monthly hosting churn rate, based on our core IDC business, was 0.6% in 2014 and 0.2% in 2015.

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

Growth in New and Complementary Markets

Our results of operations also depend on the growth of a few new business areas that well complement our core data center service offerings.

•	CDN services. Since the acquisitions of Fastweb in 2012 and iJoy in 2013 respectively, CDN services have contributed to the growths of both of our revenues generated from hosting and related services and the overall consolidated revenues. As the internet infrastructure in China remains under-developed, especially relative to the tremendous growth of internet traffic generated from various internet applications, we expect demand for CDN services, which optimize internet traffic transmission in a cost-effective way, to remain robust. Key growth drivers include signing up new customers, additional services from existing customers and cross selling opportunities with our other business groups.

•	Cloud computing services. Cloud computing services, largely through our partnerships with Microsoft, IBM and others, have contributed to our results of operations in 2014 and 2015. While our cloud computing platforms are now supporting a significant number of customers, we believe the cloud computing market in China is still at its early stage. Key factors of growth in this market include signing up services from new customers, improving utilization rates of cloud computing resources with existing customers and introducing well-developed applications to improve cloud computing adoption rate.

•	Enterprise VPN services. As one of the largest enterprise VPN service providers in the Asian Pacific region, following our acquisition of Dermot Entities in August 2014, we have experience growth and expect continued growth in this market to meet customers’ growing demand for enterprise-grade VPN services with secure, dedicated connections. Key growth drivers include adding new customers, adding number of connections with existing customers and revenue synergies with our other business groups. Going forward, we will continue to leverage cross-selling opportunities to strengthen Dermot Entities’s position as the leading VPN services provider in the greater China Region.

Optimization of Managed Network Services

Our results of operations also depend on the optimization of our managed network services as we continue to fine-tune our strategies in this business. We started offering managed network services in 2008 and revenues derived from managed network services constituted 36.0%, 31.1% and 25.5% of our total net revenues in 2013, 2014 and 2015, respectively. Our revenues from managed network services have increased from RMB707.5 million in 2013 to RMB895.8 million in 2014 and to RMB926.9 million (US$143.1 million) in 2015. Historically, we have acquired 100% equity interest in the Managed Network Entities, Gehua, WiFire BJ and BJ Yilong, and 50% of equity interests plus one share in Aipu Group, that are complementary to our managed network services. We believe our managed network services will benefit from the growing market demand for faster data transmission and better interconnection and continue to serve as part of our competitive strengths as a comprehensive internet infrastructure service provider.

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

The mix of the self-built data centers and partnered data centers also affects our cost structure. Gross margin for cabinets located in our partnered data centers is generally lower than cabinets located in our self-built data centers. This is because telecommunication carriers who lease cabinet spaces to us for our partnered data centers would demand a profit on top of their costs in connection with the leasing of cabinet spaces to us. We plan to continue to lease data centers from such carriers or purchase data center facilities to meet the immediate market demand while building new or expanding existing data centers in Beijing, Shanghai, Shenzhen, Hangzhou, Tianjin, Jiangsu, Xi’an, Suzhou and the Greater Guangzhou area. If we cannot effectively manage the market demand and increase the number of cabinets located in self-built data centers relatively to partnered data centers, we may not be able to improve our gross margins.

Key Components of Results of Operations

Net Revenues

The following table sets forth our revenues derived from our hosting and related services and managed network services, both in an absolute amount and as a percentage of total net revenues from our continuing operations, for the periods presented.

	For the Year Ended December 31,
	2013		2014		2015
	RMB	%	RMB	%	RMB	US$	%
		(in thousands, except percentages)
Net revenues:
Hosting and related services	1,259,260	64.0	1,980,688	68.9	2,707,445	417,957	74.5
Managed network services	707,457	36.0	895,759	31.1	926,927	143,093	25.5

Total net revenues	1,966,717	100.0	2,876,447	100.0	3,634,372	561,050	100.0

Hosting and Related Services

Hosting and related services have been our primary sources of revenues. Hosting and related services include managed hosting services, interconnectivity services, CDN services, cloud services, VPN services and other value-added services. Revenues from our hosting and related services were RMB1,259.3 million, RMB1,980.7 million and RMB2,707.4 million (US$418.0 million) in 2013, 2014 and 2015, respectively, representing 64.0%, 68.9% and 74.5% of our total net revenues in the respective periods.

We generally enter into contracts with our customers with terms ranging from one to three years and most of our customer contracts have an automatic renewal provision. Customers generally pay our service fees on a monthly basis according to the amount of hosting spaces, the bandwidth and other value-added services they used or leased in the previous month.

Managed Network Services

Revenues from our managed network services increased in absolute amounts from RMB707.5 million in 2013 to RMB895.8 million in 2014 and to RMB926.9 million (US$143.1 million) in 2015, as a percentage of total net revenues, revenues from our managed network services decreased from 36.0% in 2013 to 31.1% in 2014 and to 25.5% in 2015.

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

Cost of Revenues

Our cost of revenues primarily consists of telecommunications cost, and other costs. The following table sets forth, for the periods indicated, our cost of revenues, in absolute amounts and as a percentage of our total net revenues:

	For the Year Ended December 31,
	2013		2014		2015
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Cost of revenues:
Telecommunications costs	1,107,867	56.3	1,353,469	47.0	1,728,911	266,898	47.6
Others	341,978	17.4	712,835	24.8	1,051,703	162,355	28.9

Total cost of revenues	1,449,845	73.7	2,066,304	71.8	2,780,614	429,253	76.5

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

	For the Year Ended December 31,
	2013		2014		2015
	RMB	% of Net Revenues	RMB	% of Net Revenues	RMB	US$	% of Net Revenues
	(in thousands, except percentages)
Operating expenses:
Sales and marketing expenses(1)	154,479	7.9	287,229	10.0	359,460	55,491	9.9
General and administrative expenses(1)	186,907	9.5	493,309	17.2	600,940	92,769	16.5
Research and development expenses(1)	77,831	4.0	121,676	4.2	142,835	22,050	3.9
Changes in the fair value of contingent purchase consideration payable	55,882	2.8	22,629	0.8	43,325	6,688	1.2

Total Operating Expenses(1)	475,099	24.2	924,843	32.2	1,146,560	176,998	31.5

(1)	Includes share-based compensation expense as follows:

	2013	2014	2015
	RMB	RMB	RMB	US$
	(in thousands)
Allocation of share-based compensation expenses:
Sales and marketing expenses	13,405	13,482	13,488	2,082
General and administrative expenses	40,711	208,914	153,814	23,745
Research and development expenses	5,599	4,176	10,303	1,590

Total share-based compensation expenses	59,715	226,572	177,605	27,417

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

Research and Development Expenses

Our research and development expenses primarily include salaries, employee benefits, share-based compensation expenses and other expenses incurred in connection with our technological innovations, such as our proprietary smart routing technology, CDN and cloud computing infrastructure service technologies. We anticipate that our research and development expenses will continue to increase as we devote more resources to develop and improve technologies, improve operating efficiencies and enhance our service offerings.

Share-Based Compensation Expenses

We recorded share-based compensation expenses in connection with share options and RSUs granted under our 2010 Plan and 2014 Plan. As of the date of this annual report, options to purchase 3,591,612 ordinary shares and 3,784,258 RSUs have been granted to our employees, directors and consultants. We recorded share-based compensation expenses in the amount of RMB177.6 million (US$27.4 million), RMB226.6 million and RMB59.7 million for the year ended December 31, 2015, 2014 and 2013, respectively, in connection with our share-based incentive grants.

Amortization Expenses for Intangible Assets

Although amortization expenses for intangible assets have not been a significant factor affecting our results of operations, such amortization expenses have increased recently. In 2013, 2014 and 2015, our amortization expenses were RMB12.4 million, RMB20.3 million and RMB25.0 million (US$3.9 million), respectively. Our intangible assets increased from RMB336.9 million as of December 31, 2013 to RMB1,404.5 million as of December 31, 2014, primarily due to several acquisitions made in 2014. Since we did not make any acquisitions in 2015, our intangible assets decreased as a result of amortization to RMB1,274.2 million (US$196.7 million) as of December 31, 2015.

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

Hong Kong

Our Hong Kong subsidiaries are subject to Hong Kong profits tax at a rate of 16.5% for the three years ended December 31, 2013, 2014 and 2015. We have not made a provision for Hong Kong profits tax in the consolidated financial statements because our Hong Kong subsidiaries had no assessable profits in the years ended December 31, 2013, 2014 and 2015, except for Diyixian.com Limited which was newly acquired in 2014 and has profits since acquisition.

Taiwan

The Taiwan branch of Diyixian.com Limited is incorporated in Taiwan and is subject to Taiwan profits tax rate of 17% for the year ended December 31, 2014 and 2015.

The PRC

Our PRC subsidiaries are subject to PRC EIT on their taxable income in accordance with the relevant PRC income tax laws.

Effective January 1, 2008, the statutory corporate income tax rate is 25%, except for certain entities eligible for preferential tax rates.

21Vianet Beijing was qualified for an HNTE since 2008 and is eligible for a 15% preferential tax rate. In October 2014, 21 Vianet Beijing obtained a new certificate, which will expire on December 31, 2017. In accordance with the PRC income tax laws, an enterprise awarded with the HNTE status may enjoy a reduced EIT rate of 15%. For the years ended December 31, 2013, 2014 and 2015, 21Vianet Beijing enjoyed a preferential tax rate of 15%.

In April 2011, Xi’an Sub was qualified for a preferential tax rate of 15%. The preferential tax rate is awarded to companies that have operations in certain industries and meet the criteria of the Preferential Tax Policies for Development of the West Regions. Such qualification will need to be assessed on an annual basis. For the years ended December 31, 2013, 2014 and 2015, 21Vianet Xi’an enjoyed a preferential tax rate of 15%.

In July 2012, Gehua was qualified as an HNTE and is eligible for a 15% preferential tax rate effective from 2012 to 2014, and thereafter for an additional three years if it is able to meet the HNTE technical and administrative requirements in those three years. Gehua has successfully renewed the HNTE certificate in 2015. For the years ended December 31, 2013, 2014 and 2015, Gehua enjoyed a preferential tax rate of 15%.

In June 2009, BJ Fastweb was qualified as an HNTE and is eligible for a 15% preferential tax rate effective from 2009 to 2011, and thereafter for an additional 3 years if it is able to meet the HNTE technical and administrative requirements in those 3 years. BJ Fastweb has successfully renewed the HNTE certificate in 2015. For the years ended December 31, 2013, 2014 and 2015, BJ Fastweb enjoyed a preferential tax rate of 15%.

In December 2013, WiFire BJ was qualified as an HNTE and became eligible for a 15% preferential tax rate effective from 2013 to 2015, and thereafter for an addition three years if it is able to meet the HNTE technical and administrative requirements in those three years. For the years ended December 31, 2013, 2014 and 2015, WiFire BJ enjoyed a preferential tax rate of 15%.

In 2013, BJ iJoy was qualified as a software enterprise which allows the Company to utilize a two-year 100% exemption for 2013 and 2014 followed by a three-year half-reduced EIT rate effective for the years from 2015 to 2017. For the years ended December 31, 2013 and 2014, BJ iJoy enjoyed the 100% tax exemption for its taxable income. For the year ended December 31, 2015, BJ iJoy enjoyed the half-reduced EIT rate for its taxable income.

In 2010, GD Tianying was qualified as an HNTE and is eligible for a 15% preferential tax rate effective from 2010 to 2012, and thereafter for an addition 3 years if it is able to meet the HNTE technical and administrative requirements in those 3 years. GD Tianying’s HNTE certificate expired on December 31, 2012 and a renewed certificate was obtained in October 2013, which will expire on October 12, 2016. For the years ended December 31, 2014 and 2015, GD Tianying enjoyed a preferential tax rate of 15%.

In 2000 and 2012, SC Aipu and Yunnan Aipu, respectively, qualified for a preferential tax rate of 15%. The preferential tax rate is awarded for companies that have operations in certain industries and meet the criteria of the Preferential Tax Policies for Development of the West Regions. The qualification will need to be reviewed on an annual basis. For the years ended December 31, 2014 and 2015, SC Aipu and Yunnan Aipu enjoyed a preferential tax rate of 15%.

Our other PRC subsidiaries were subject to an EIT rate of 25% for the years ended December 31, 2013, 2014 and 2015.

Under the New EIT Law, dividends paid by PRC enterprises out of profits earned after 2007 to non-PRC tax resident enterprises are subject to PRC withholding tax of 10%. A lower withholding tax rate may be applied based on applicable tax treaty with certain countries or districts.

The New EIT Law also provides that enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC are considered PRC tax resident enterprises and subject to PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. As of December 31, 2015, no detailed interpretation or guidance has been issued to define “place of effective management”. Furthermore, as of December 31, 2015, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. If we are deemed as a PRC tax resident, we would be subject to PRC tax under the New EIT Law. We will continue to monitor changes in the interpretation or guidance of this law.

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

Effective in September 2012, all services provided by 21Vianet China and certain services provided by 21 Vianet Technology and 21Vianet Beijing were subject to a VAT of 6%. Effective in June 2014, all telecommunication services provided in Mainland China were subject to a VAT of 6%.

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

We evaluate whether it is appropriate to record the gross amount of service sales and related costs or the net amount earned as commissions. Generally, when we are primarily obligated in a transaction, have latitude in establishing prices and/or selecting suppliers, or have several but not all of these indicators, revenue is recorded at the gross sale price. We generally record the net amounts as commissions earned if we are not primarily obligated and do not have latitude in establishing prices. Such amounts earned are determined using a fixed percentage of the gross sales price.

Cash received in advance from customers that are expected to be recognized as revenue upon completion of performance obligations is recorded as deferred revenue when there is no general right of refund; otherwise, it is recorded as advances from customers.

Business tax on revenues earned from provision of services to customers is recorded as a deduction from gross revenue to derive net revenue in the same period in which the related revenue is recognized. Most of our PRC subsidiaries and Consolidated VIEs are subject to a business tax rate of 3% or 5%. The business tax expenses and other surcharges for the years ended December 31, 2013, 2014 and 2015 amounted to RMB59.6 million, RMB25.2 million and RMB6.4 million (US$1.0 million), respectively. Effective in September 2012, a value-added tax, or VAT, of 6%, replaced the original business tax in Beijing as a result of the PRC government’s pilot VAT reform program, which applies to all services provided by 21Vianet China and certain services provided by 21Vianet Technology and 21Vianet Beijing. Effective since June 2014, VAT of 6% replaced the original business tax for all telecommunication services provided in Mainland China.

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

The carrying amounts of long-term bank and other borrowings approximate their fair values since they bear interest rates which approximate market interest rates. The contingent considerations in both cash and shares and share-settled bonuses are initially measured at fair value on the acquisition dates of the acquired businesses and the date of grant, respectively, and subsequently remeasured at the end of each reporting period with an adjustment for fair value recorded to the current period expense. The mandatorily redeemable noncontrolling interest is initially recognized at its issuance value. We recognize changes in the redemption value based on the higher of its redemption value at the end of each reporting period and the original issuance value as interest expense. We, with the assistance of an independent third party valuation firm, determined the estimated fair value of the contingent consideration in both cash and shares and mandatorily redeemable controlling interests that are recognized in the consolidated financial statements. Based on the quoted market price as of December 31, 2015, the fair value of the bonds payable was RMB2,193.7 million (US$338.7 million).

Consolidation of Variable Interest Entities

PRC laws and regulations currently restrict foreign ownership of PRC companies that engage in value-added telecommunications services, including content and application delivery services. To comply with the foreign ownership restriction, we conduct our businesses in the PRC through our variable interest entities using contractual arrangements entered into by us, 21Vianet China, 21Vianet Technology and its respective shareholders. See “—C. Organizational Structure”. 21Vianet Beijing, subsidiary of 21Vianet Technology, holds a Cross-Regional VAT licenses to carry out the data center services across nine cities in China. We exercise effective control over 21Vianet Technology through a series of contractual arrangements, including: (i) an irrevocable power of attorney, under which each shareholder of 21Vianet Technology appointed 21Vianet China or a person designated by 21Vianet China as his/her attorney-in-fact to attend shareholders’ meeting of 21Vianet Technology and exercise all the shareholder’s voting rights, such power of attorney has been subsequently assigned to 21Vianet Group; (ii) a loan agreement and a financial support letter pursuant to which we agree to give unlimited financial support to 21Vianet Technology; and (iii) an exclusive technical consulting and services agreement, where we receive substantially all of the economic benefits of 21Vianet Technology in consideration for the services provided by 21Vianet China and we are considered the primary beneficiary of 21Vianet Technology. Accordingly, 21Vianet Technology is our variable interest entity under U.S. GAAP and we consolidate its result in our consolidated financial statements. Similar contractual arrangements had been entered into (i) amongst iJoy BVI, SZ Zhuoaiyi, BJ iJoy and its shareholder; and (ii) amongst WiFire Group, aBitCool DG, WiFire Network and its shareholders; and similar conclusion has been reached respect to the variable interest entity structure with iJoy BVI and WiFire Group as the primary beneficiaries of BJ iJoy and WiFire Network, respectively. We have confirmed with Beijing DHH Law Firm, our PRC legal counsel, on the compliance and validity of each of the contractual agreements under PRC laws and regulations. However, any change in PRC laws and regulations may affect our ability to effectively control the variable interest entities and preclude us from consolidating the variable interest entities in the future.

Business Combinations

We acquired the Managed Network Entities, Gehua, 21Vianet Xi’an, Fastweb, WiFire BJ, BJ Yilong, iJoy, Aipu Group and Dermot Entities in September 2010, October 2011, July 2012, September 2012, February 2013, February 2013, April 2013, May 2014 and August 2014 respectively, as well as other individually insignificant businesses during 2014. We accounted for these acquisitions pursuant to ASC topic 805, Business Combinations (“ASC 805”). ASC 805 requires us to recognize separately from goodwill the assets acquired and the liabilities assumed at their acquisition date fair values. Goodwill as of the acquisition date is measured as the excess of the acquisition date fair value of consideration transferred and the contingent considerations plus the acquisition date fair value of the noncontrolling interests, if any, over the net of the acquisition date fair values of the assets acquired and the liabilities assumed. In cases where we acquire less than 100% ownership interest, we will derive the fair value of the acquired business as a whole, which will typically include a control premium and subtract the consideration transferred by us for the controlling interest to identify the fair value of the noncontrolling interest. The share purchase agreements entered into may contain contingent consideration provisions obligating us to pay additional purchase consideration, upon the acquired business’s achievement of certain agreed upon operating performance based milestones. Under ASC 805, these contingent consideration arrangements are required to be recognized and measured at fair value at the acquisition date as either a liability or as an equity instrument, with liability instruments being required to be remeasured at each reporting period through the results of our operations until such time as to when the contingency is resolved.

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

The securities that we have positive intent and ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost. For individual securities classified as held-to-maturity securities, we evaluate whether a decline in fair value below the amortized cost basis is other-than-temporary in accordance with our policy and ASC 320. When we intend to sell an impaired debt security or it is more-likely-than-not that it will be required to sell prior to recovery of its amortized cost basis, an other-than-temporary impairment is deemed to have occurred. In these instances, the other-than-temporary impairment loss is recognized in earnings equal to the entire excess of the debt security’s amortized cost basis over its fair value at the balance sheet date of the reporting period for which the assessment is made. When we do not intend to sell an impaired debt security and it is more-likely-than-not that it will not be required to sell prior to recovery of its amortized cost basis, we must determine whether or not it will recover its amortized cost basis. If we conclude that it will not, an other-than-temporary impairment exists and that portion of the credit loss is recognized in earnings, while the portion of loss related to all other factors is recognized in other comprehensive loss.

The securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Unrealized holding gains and losses for trading securities are included in earnings.

Investments not classified as trading or as held-to-maturity are classified as available-for-sale securities. Available-for-sale investment is reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive loss. Realized gains or losses are included in earnings during the period in which the gain or loss is realized. An impairment loss on the available-for-sale securities would be recognized in earnings when the decline in value is determined to be other-than-temporary. No impairment loss had been recorded during each of the three years ended December 31, 2015.

Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. Our goodwill as of December 31, 2014 and 2015 were mainly related to our acquisitions of the Managed Network Entities, Fastweb, iJoy, Aipu Group and Dermot Entities. In accordance with ASC 350, Goodwill and Other Intangible Assets, recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present. We have adopted Accounting Standards Update No. 2011-08 (“ASU 2011-08”), Intangibles—Goodwill and Others, pursuant to which we can elect to perform a qualitative assessment to determine whether the two-step impairment testing on goodwill is necessary.

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

In 2015, we have elected to assess goodwill for impairment using the two-step process. As of October 1, 2015, we completed our annual impairment test for goodwill that has arisen out of our acquisitions. We determined the fair value of the reporting unit using the income approach based on the discounted expected cash flows associated with the reporting unit. The discounted cash flows for the reporting unit were based on six year projections. Cash flow projections were based on past experience, actual operating results and management best estimates about future developments as well as certain market assumptions. Cash flows after six years were estimated using a terminal value calculation, which considered terminal value growth at 3%, considering the long term revenue growth for entities in a similar industry in the PRC. The discount rate of approximately 13% was derived and used in the valuations which reflect the market assessment of the risks specific to us and our industry and is based on its weighted average cost of capital. The resulting fair value of the reporting unit was higher than its carrying value, and as such, we were not required to complete the second step; therefore, no impairment losses were recognized in 2015. Similarly, pursuant to the same goodwill impairment tests in 2013 and 2014, no impairment losses were recognized.

Impairment of long-lived assets

We evaluate our long-lived assets or asset group, including intangible assets with finite lives, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset or a group of long-lived assets may not be recoverable. When these events occur, we evaluate for impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available for the long-lived assets. No impairment charge was recognized for each of the three years ended December 31, 2015.

Leases

Leases are classified at the inception date as either a capital lease or an operating lease. We did not enter into any leases whereby we are the lessor for any of the periods presented. As the lessee, a lease is a capital lease if any of the following conditions exists: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life, or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. We entered into capital leases for certain fiber optic cables, network equipment and property in the years ended December 31, 2013, 2014 and 2015.

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

For the performance bonuses that the employees can elect to settle in cash and/or our restricted shares (at an agreed premium), we estimate the portion of the arrangement to be settled in equity based on our past settlement practices and classify such portion as a liability in accordance with ASC718. The Company remeasures the fair value of such liability at each reporting period end through earnings until the actual settlement date, which is the date when the underlying shares were granted to the employees. Subsequent to the settlement date, although the Company accounts for these restricted shares units as an equity award, the original cash bonus amount continues to be classified as a liability within “Accrued expenses and other payables—Others” in the consolidated balance sheets until the end of the six months’ lock-up period as such amounts will be paid to the employees in cash upon the termination of their employment. The fair value of the premium that is vested and unvested will be reclassified to additional paid in capital and recognized over the remaining lock-up period using the accelerated method, respectively.

ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. The forfeiture rate is estimated based on historical and future expectations of employee turnover rates and are adjusted to reflect future changes in facts and circumstances, if any.

Share-based compensation expense is recorded net of estimated forfeitures such that expense is recorded only for those share-based awards that are expected to vest. To the extent we revise this estimate in the future, the share-based payments could be materially impacted in the period of revision, as well as in subsequent periods. During the years ended December 31, 2014 and 2015, we estimated that the forfeiture rate for both our management and non-management employees was 1.66% and 1.10%, respectively.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09 (“ASU 2014-09”), Revenue from Contracts with Customers. ASU 2014-09 supersedes the revenue recognition requirements in ASC 605, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. ASU 2014-09 is originally effective for the annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. ASU No. 2015-14, Revenue from

Contracts with Customers (“ASU- 2015-14”), defers the effective date of ASU 2014-09 by one year. As a result, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017 and interim periods therein. Early adoption is permitted to the original effective date. The Company is currently evaluating the timing of its adoption and the impact of adopting the new revenue standard on its consolidated financial statements and considering additional disclosure requirements.

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810)—Amendments to the Consolidation Analysis. ASU 2015-02 amends the criteria for determining which entities are considered VIEs, amends the criteria for determining if a service provider possesses a variable interest in a VIE and ends the deferral granted to investment companies for application of the VIE consolidation model. The guidance is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. The guidance may be applied retrospectively or through a cumulative effect adjustment to equity as of the beginning of the year of adoption. Early adoption is permitted, including adoption in an interim period. We are evaluating the effects, if any, of the adoption of this revised guidance on our financial position, results of operations or cash flows.

In April 2015, the FASB issued ASU No. 2015-03, Interest—Imputation of Interest (Subtopic 835-30) (“ASU 2015-03”). The guidance would require that debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the carrying amount of debt liability, consistent with debt discounts or premiums, rather than an asset. ASU 2015-03 is effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of ASU 2015-03 on its consolidated financial statements.

In July 2015, the FASB issued ASU No. 2015-11 Simplifying the Measurement of Inventory (“ASU 2015-11”). The guidance simplifies the subsequent measurement of inventory by requiring inventory to be measured at the lower of cost and net realizable value. Entities will continue to apply their existing impairment models to inventories that are accounted for using last-in first-out (LIFO) and the retail inventory method (RIM). The guidance is effective for public business entities for fiscal years beginning after 15 December 2016, including interim periods within those fiscal years. Early adoption is permitted, and the guidance must be applied prospectively after the date of adoption. The Company is currently evaluating the impact of the adoption of ASU 2015-11 on its consolidated financial statements.

In September 2015, the FASB issued ASU No. 2015-16, Business Combinations (Topic 805) Simplifying the Accounting for Measurement –Period Adjustments (“ASU 2015-16”). ASU 2015-16 requires the acquirer to recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amount is determined. The acquirer is required to also record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. In addition, an entity is required to present separately on the face of the income statement or disclose in the notes to the financial statements the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. For public business entities, ASU 2015-16 is effective for fiscal years beginning after December 15, 2015. Early adoption is permitted. The Company does not expect the adoption of ASU 2015-16 will have a significant impact on the consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-17—Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes (“ASU 2015-17”). ASU 2015-17 simplifies the presentation of deferred income taxes by eliminating the separate classification of deferred income tax liabilities and assets into current and noncurrent amounts in the consolidated balance sheet statement of financial position. The amendments in the update require that all deferred tax liabilities and assets be classified as noncurrent in the consolidated balance sheet. The amendments in this update are effective for fiscal years beginning after December 15, 2016, and interim periods therein and may be applied either prospectively or retrospectively to all periods presented. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of ASU 2015-17 on its consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (“ASU 2016-02”). ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. ASU 2016-02 is effective for public companies for annual reporting periods and interim periods within those years beginning after December 15, 2018. Early adoption is permitted. The Company is currently evaluating the impact of adopting ASU 2016-02 on its consolidated financial statements.

Inflation

In the last 3 years, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2013, 2014 and 2015 were 2.6%, 2.0% and 1.4%, respectively. The year-over-year percent changes in the consumer price index for January 2014, 2015 and 2016 were increases of 2.5%, 0.8% and 1.8%, respectively. Although we have not been materially affected by inflation in the past, we cannot assure you that we will not be affected in the future by higher rates of inflation in China.

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

	For the Year Ended December 31,
	2013		2014		2015
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Consolidated Statements of Operations Data:
Net revenues	1,966,717	100.0	2,876,447	100.0	3,634,372	561,050	100.0
Hosting and related services	1,259,260	64.0	1,980,688	68.9	2,707,445	417,957	74.5
Managed network services	707,457	36.0	895,759	31.1	926,927	143,093	25.5
Cost of revenues(1)	(1,449,845)	(73.7)	(2,066,304)	(71.8)	(2,780,614)	(429,253)	(76.5)

Gross profit	516,872	26.3	810,143	28.2	853,758	131,797	23.5
Operating income (expenses):
Sales and marketing expenses(1)	(154,479)	(7.9)	(287,229)	(10.0)	(359,460)	(55,491)	(9.9)
General and administrative expenses(1)	(186,907)	(9.5)	(493,309)	(17.1)	(600,940)	(92,769)	(16.5)
Research and development expenses(1)	(77,831)	(4.0)	(121,676)	(4.2)	(142,835)	(22,050)	(3.9)
Changes in the fair value of contingent purchase consideration payable	(55,882)	(2.8)	(22,629)	(0.8)	(43,325)	(6,688)	(1.2)
Operating income	—	—	—	—	8,569	1,323	0.2

Operating profit (loss)	41,773	2.1	(114,700)	(4.0)	(284,233)	(43,878)	(7.8)
Interest income	48,503	2.5	67,904	2.4	53,494	8,258	1.5
Interest expense	(136,775)	(7.0)	(232,020)	(8.1)	(274,184)	(42,327)	(7.5)
Loss on debt extinguishment	—	—	(41,581)	(1.4)	—	—	—
Other income	6,232	0.3	26,560	0.9	30,430	4,698	0.8
Other expense	(2,112)	(0.1)	(1,040)	(0.0)	(3,701)	(571)	(0.1)
(Loss) gain from equity method investment	(1,372)	(0.1)	(671)	(0.0)	52,355	8,082	1.4
Foreign exchange gain (loss)	7,072	0.4	(16,256)	(0.6)	72,394	11,176	2.0

Loss before income taxes	(36,679)	(1.9)	(311,804)	(10.8)	(353,445)	(54,562)	(9.7)
Income tax expense	(10,324)	(0.5)	(16,673)	(0.6)	(47,830)	(7,384)	(1.3)

Consolidated net loss	(47,003)	(2.4)	(328,477)	(11.4)	(401,275)	(61,946)	(11.0)
Net income attributable to non-controlling interest	(1,223)	(0.1)	(20,003)	(0.7)	(26,824)	(4,141)	(0.8)

Net loss attributable to the Company’s ordinary shareholders	(48,226)	(2.5)	(348,480)	(12.1)	(428,099)	(66,087)	(11.8)

	For the Year Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
	(in thousands)
Non-GAAP Financial Data:(2)
Adjusted gross profit	568,670	924,228	1,023,299	157,970
Adjusted net profit (loss)	120,466	79,374	(10,804)	(1,668)
Adjusted EBITDA	365,613	558,938	540,411	83,425

(1)	Includes share-based compensation expense as follows:

	2013	2014	2015
	RMB	RMB	RMB	US$
	(in thousands)
Allocation of share-based compensation expenses:
Cost of revenues	8,054	7,163	12,422	1,918
Sales and marketing expenses	13,405	13,482	13,488	2,082
General and administrative expenses	40,711	208,914	153,814	23,745
Research and development expenses	5,599	4,176	10,303	1,590

Total share-based compensation expenses	67,769	233,735	190,027	29,335

(2)	For discussions and reconciliations of these non-GAAP measures to net loss, see “Item 3. Key Information—A. Selected Financial Data—Discussion of Non-GAAP Financial Measures”

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Net Revenues

Our net revenues increased by 26.3% from RMB2,876.4 million in 2014 to RMB3,634.4 (US$561.1 million) in 2015. The increase was primarily due to the growth of both our hosting and related services business and our managed network services business. The average monthly recurring revenues increased by 27.4% to RMB265.4 million (US$41.0 million) in 2015 from RMB208.4 million in 2014. Revenues from our hosting and related services amounted to RMB2,707.4 million (US$418.0 million) in 2015, increasing by 36.7% from RMB1,980.7 million in 2014. The increase in revenues from our hosting and related services was primarily due to (i) the growth in demand for our cloud business, (ii) contribution from acquired companies and (iii) the increase in the total number of billable cabinets under our management in both our self-built and partnered data centers, which was attributable to growing customer demand. The number of cabinets under our management increased from 21,522 as of December 31, 2014 to 23,556 as of December 31, 2015.

Revenues from our managed network services amounted to RMB926.9 million (US$143.1 milion) in 2015, increasing by 3.5% from RMB895.8 million in 2014. As a percentage of net revenues, revenues from our managed network services decreased from 31.1% in 2014 to 25.5% in 2015. The increase in revenues from managed network services was primarily due to contributions from acquired companies, which was partially offset by industry-wide decline in bandwith prices. The decrease in percentage was due to the significant increase of the total net revenues.

Cost of Revenues

Our cost of revenues increased by 34.6% from RMB2,066.3 million in 2014 to RMB2,780.6 million (US$429.3 million) in 2015. Our telecommunication costs increased by 27.7% from RMB1,353.5 million in 2014 to RMB1,728.9 million (US$266.9 million) in 2015. The increase in our cost of revenues was primarily due to an increase in telecommunication costs, as well as other costs due to higher depreciation expenses from our self-built data centers. Additionally, amortization expense of intangible assets derived from acquisitions recorded within cost of revenues were RMB157.1 million (US$24.3 million) in 2015, compared to RMB106.9 million in 2014.

We expect that our cost of revenues will increase as our business expands. Additionally, we anticipate recording significant expenses related to the amortization of the intangible assets related to the acquisition of the intangible assets of our subsidiaries as these intangible assets are amortized over their remaining useful lives.

Gross Profit

Our gross profit increased by 5.4% from RMB810.1 million in 2014 to RMB853.8 million (US$131.8 million) in 2015. As a percentage of net revenues, our gross profit decreased from 28.2% in 2014 to 23.5% in 2015. The decrease in gross margin was primarily due to higher spending in telecommunication costs and higher depreciation of our self-built data centers, partially offset by lower selling bandwidth prices.

Operating Expenses

Our operating expenses increased by 24.0% from RMB924.8 million in 2014 to RMB1,146.6 million (US$177.0 million) in 2015. Our operating expenses as a percentage of net revenues decreased from 32.2% in 2014 to 31.5% in 2015. The increase of our operating expenses was primarily due to an increase in staff costs and a one-time charge related to accounts receivable provision.

Sales and Marketing Expenses. Our sales and marketing expenses increased by 25.1% from RMB287.2 million in 2014 to RMB359.5 million (US$55.5 million) in 2015, primarily due to expansion of our sales and service support team and higher operating expenses. As a percentage of net revenues, our sales and marketing expenses was 10.0% and 9.9% in 2014 and 2015, respectively.

General and Administrative Expenses. Our general and administrative expenses increased by 21.8% from RMB493.3 million in 2014 to RMB600.9 million (US$92.8 million) in 2015, primarily due to an increase in staff costs, a one-time charge related to accounts receivable provision and other expansion related expenses. As a percentage of net revenues, our general and administrative expenses decreased from 17.1% in 2014 to 16.5% in 2015.

Research and Development Expenses. Our research and development expenses increased by 17.4% from RMB121.7 million in 2014 to RMB142.8 million (US$22.1 million) in 2015. The increase reflected our efforts to further strengthen our research and development capabilities, expand and improve our smart routing technology, CDN, cloud computing infrastructure service technologies and an increase in staff costs. As a percentage of net revenues, our research and development expenses decreased from 4.2% in 2014 to 3.9% in 2015.

Changes in the Fair Value of Contingent Purchase Consideration Payable. We recorded an increase in the fair value of contingent purchase consideration payable in the amount of RMB43.3 million (US$6.7 million) in 2015 in connection with our acquisitions, which was primarily due to an increase in the fair value of estimated contingent cash and share considerations during this period.

Interest Income

Our interest income decreased from RMB67.9 million in 2014 to RMB53.5 million (US8.3 million) in 2015, primarily due to a decrease in interest income generated from short-term investments.

Interest Expense

Our interest expense increased from RMB232.0 million in 2014 to RMB274.2 million (US$42.3 million) in 2015, primarily due to the accrual of interests on the 2016 and 2017 Bonds. In June 2014, the Company repurchased 73.57% of the outstanding 2016 Bonds and issued the 2017 bonds, interests on the bonds were accrued for the full year in 2015, but half a year in 2014.

Other Income

Our other income increased from RMB26.6 million in 2014 to RMB30.4 million (US$4.7 million) in 2015. Other income in 2015 was primarily attributable to debt restructuring gain and government grant received by Aipu Group.

Other Expenses

Our other expenses increased from RMB1.0 million in 2014 to RMB3.7 million (US$0.6 million) in 2015. Other expenses in both periods were primarily due to the loss attributable to the disposal of certain of our equipment, such as servers and entry securities systems.

Loss on Debt Extinguishment

We did not incur any loss on debt extinguishment in 2015.

Foreign Exchange Gain (loss)

We had a foreign exchange gain of RMB72.4 million (US$11.2 million) in 2015, compared to a foreign exchange loss of RMB16.3 million in 2014, primarily due to the appreciation of U.S. dollar relative to Renminbi in 2015 for the Renminbi denominated bonds.

Income Tax Expense

Our income tax expense increased from RMB16.7 million in 2014 to RMB47.8 million (US$7.4 million) in 2015 with the effective tax rates negative 13.5%. This is primarily due to:

•	increase in change in valuation allowance from negative RMB7.7 million in 2014 to negative RMB36.5 million (negative US$5.6 million) in 2015.

•	the effect of tax holidays and preferential tax rates of RMB8.9 million (US$1.4 million) enjoyed by certain of our PRC subsidiaries and consolidated affiliated entities. In 2013, BJ iJoy was qualified as a software enterprise which allows it to utilize a two-year 100% tax exemption followed by a three-year 50% reduced EIT rate from 2013 to 2017. Gehua, BJ Fastweb, 21Vianet Beijing, WiFire BJ and GD Tianying are qualified as HNTEs and enjoy a preferential income tax rate of 15%. Xi’an Sub, SC Aipu and Yunnan Aipu are qualified as for a preferential tax rate of 15%, which was awarded to companies that have operations in certain industries and meet the criteria of the Preferential Tax Policies for Development of the Western Regions.

•	offset by (i) the increase of the pre-tax losses from our offshore entities with zero tax rate as a result of the increase in the fair value of the contingent purchase consideration for historical business acquisitions and interest expense of the 2016 and 2017 bonds issued in 2013 and 2014, respectively and (ii) the decrease of taxable income for our PRC subsidiaries and consolidated affiliated entities from RMB173.7 million in 2014 to negative RMB97.2 million (negative US$15.0 million) in 2015.

Consolidated Net Loss

As a result of the above, we recorded a net loss of RMB401.3 million (US$61.9 million) in 2015, as compared to a net loss of RMB328.5 million in 2014.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Net Revenues

Our net revenues increased by 46.3% from RMB1,966.7 million in 2013 to RMB2,876.4 million in 2014. This increase was primarily due to the growth of both our hosting and related service business and our managed network services business. The average monthly recurring revenues increased by 42.2% to RMB208.4 million in

2014 from RMB146.6 million in 2013. In addition to organic revenue growth, the contribution from our newly acquired businesses to our total net revenues was RMB598.8 million in 2014, which accounted for 20.8% of total net revenues, compared to RMB145.8 million in 2013, which accounted for 7.4% of total net revenues.

Revenues from our hosting and related services amounted to RMB1,980.7 million in 2014, increasing by 57.3% from RMB1,259.3 million in 2013. The increase in revenues from our hosting and related services was primarily a combined result of (i) the increase in the total number of cabinets under our management in both our self-built and partnered data centers, which was attributable to growing customer demand, and (ii) increase of annualized average monthly cabinet utilization rate. The number of cabinets under our management increased from 14,041 as of December 31, 2013 to 21,522 as of December 31, 2014, while our pricing points remained relatively stable. The increase of our hosting and related services revenues in this period was also a result of the significant growth in sales to existing customers, mainly driven by an increased demand for our hosting and related services (including our CDN and cloud businesses) and contributions from acquisitions, partially offset by the transition to a VAT system.

Revenues from our managed network services amounted to RMB895.8 million in 2014, increasing by 26.6% from RMB707.5 million in 2013. As a percentage of net revenues, revenues from our managed network services decreased from 36.0% in 2013 to 31.1% in 2014. The increase in revenues from managed network services was driven by the contributions from acquisitions, which was partially offset by the network grooming initiative and the transition to a VAT system. The decrease in percentage was due to the significant increase of the total net revenues.

Cost of Revenues

Our cost of revenues increased by 42.5% from RMB1,449.8 million in 2013 to RMB2,066.3 million in 2014. Our telecommunication costs increased by 22.2% from RMB1,107.9 million in 2013 to RMB1,353.5 million in 2014. The increase in our cost of revenues was primarily due to the increase in our telecommunication costs. Additionally, amortization expense of intangible assets derived from acquisitions recorded within cost of revenue were RMB106.9 million in 2014, compared to RMB43.7 million in 2013. The contribution from our newly acquired businesses to our cost of revenues in 2014 were RMB407.2 million, which accounted for 19.7% of total cost of revenues, compared to RMB89.0 million in 2013, which accounted for 6.1% of total cost of revenues.

We expect that our cost of revenues will increase as our business expands, both organically and as a result of acquisitions. Additionally, we anticipate recording significant expenses related to the amortization of the intangible assets related to the acquisition of the intangible assets of our subsidiaries as these intangible assets are amortized over their remaining useful lives.

Gross Profit

Our gross profit increased by 56.7% from RMB516.9 million in 2013 to RMB810.1 million in 2014. As a percentage of net revenues, our gross profit increased from 26.3% in 2013 to 28.2% in 2014. The increase in gross margin was primarily due to continued revenue mix shift towards a higher percentage of self-built data centers, which carry slightly higher gross margins relative to partnered data centers, an increase in utilization rate of newly deployed self-built data centers and revenue contributions from acquisitions and cloud services which carry higher gross margin.

Operating Expenses

Our operating expenses increased by 94.7% from RMB475.1 million in 2013 to RMB924.8 million in 2014. Our operating expenses as a percentage of net revenues increased from 24.2% in 2013 to 32.2% in 2014. The increase of our operating expenses was primarily due to an increase in share-based compensation expenses and an increase in the headcount of our operating staff and acquisition with higher operating expenses.

Sales and Marketing Expenses. Our sales and marketing expenses increased by 85.9% from RMB154.5 million in 2013 to RMB287.2 million in 2014, primarily due to expansion of our sales and service support team and acquisition with higher operating expenses. As a percentage of net revenues, our sales and marketing expenses increased from 7.9% in 2013 to 10.0% in 2014.

General and Administrative Expenses. Our general and administrative expenses increased significantly by 163.9% from RMB186.9 million in 2013 to RMB493.3 million in 2014, primarily due to the increase in share-based compensation expenses, an increase in headcount, office rentals and other expansion related expenses and acquisitions with higher operating expenses. As a percentage of net revenues, our general and administrative expenses increased from 9.5% in 2013 to 17.1% in 2014.

Research and Development Expenses. Our research and development expenses increased by 56.3% from RMB77.8 million in 2013 to RMB121.7 million in 2014. The increase reflected our efforts to further strengthen our research and development capabilities and expand and improve our CDN and cloud computing service offerings. As a percentage of net revenues, our research and development expenses increased from 4.0% in 2013 to 4.2% in 2014.

Changes in the Fair Value of Contingent Purchase Consideration Payable. We recorded an increase in the fair value of contingent purchase consideration payable in the amount of RMB22.6 million in 2014 in connection with our acquisitions, which was primarily due to an increase in the fair value of estimated contingent cash and share considerations during this period.

Interest Income

Our interest income increased from RMB48.5 million in 2013 to RMB67.9 million in 2014, primarily due to an increase in interest income generated from short-term investments.

Interest Expense

Our interest expense increased from RMB136.8 million in 2013 to RMB232.0 million in 2014, primarily due to the issuance of the 2017 Bonds in June 2014 with a principal amount of RMB2 billion at an interest rate of 6.875% per annum.

Other Income

Our other income increased substantially from RMB6.2 million in 2013 to RMB26.6 million in 2014. Other income in 2013 was primarily attributable to the VAT refund enjoyed by BJ iJoy. Other income in 2014 was primarily attributable to the debt restructuring gain received by Aipu and the value-added tax refund enjoyed by BJ iJoy.

Other Expenses

Our other expenses decreased from RMB2.1 million in 2013 to RMB1.0 million in 2014. Other expenses in both periods were primarily due to the loss attributable to the disposal of certain of our equipment, such as servers and entry securities systems.

Loss on Debt Extinguishment

We incurred loss on debt extinguishment in the amount of RMB41.6 million in 2014 due to the repurchase of 73.57% of the 2016 Bonds with the total consideration of RMB776.2 million including payment of accrued interests of RMB15.6 million.

Foreign Exchange Gain (loss)

We had a foreign exchange loss of RMB16.3 million in 2014, compared to a foreign exchange gain of RMB7.1 million in 2013, primarily due to the depreciation of U.S. dollar relative to Renminbi in the second half of 2014 for the Renminbi denominated bonds.

Income Tax Expense

Our income tax expense increased from RMB10.3 million in 2013 to RMB16.7 million in 2014 with the effective tax rates negative 5.3%. This is primarily due to:

•	the increase of taxable income for our PRC subsidiaries and consolidated affiliated entities from RMB128.4 million in 2013 to RMB173.7 million in 2014.

•	the effect of tax holidays and preferential tax rates of RMB26.4 million enjoyed by certain of our PRC subsidiaries and consolidated affiliated entities. In 2013, BJ iJoy was qualified as a software enterprise which allows it to utilize a two-year 100% tax exemption followed by a three-year 50% reduced EIT rate from 2013 to 2017. Gehua, Fastweb, 21Vianet Beijing and GD Tianying are qualified as HNTEs and enjoy a preferential income tax rate of 15%. Xi’an Sub, SC Aipu and Yunnan Aipu are qualified as for a preferential tax rate of 15%, which was awarded to companies that have operations in certain industries and meet the criteria of the Preferential Tax Policies for Development of the Western Regions.

•	offset by (i) the increase of the pre-tax losses of our offshore entities with zero tax rate as a result of the increase in the fair value of the contingent purchase consideration for historical business acquisitions and interest expenses of the 2016 Bonds and 2017 Bonds issued in 2013 and 2014 respectively; and (ii) the increase of share-based compensation expenses from RMB67.8 million in 2013 to RMB233.7 million in 2014.

Consolidated Net Income (Loss)

As a result of the above, we recorded a net loss of RMB328.5 million in 2014, as compared to a net loss of RMB47.0 million in 2013.

B.	Liquidity and Capital Resources

As of December 31, 2015, we had RMB1,685.1 million (US$260.1 million) in cash and cash equivalents, RMB323.7 million (US$50.0 million) in restricted cash (current and non-current portion) and RMB104.9 million (US$16.2 million) in short-term investments.

As of December 31, 2015, we had short-term bank borrowings and long-term bank borrowings (current portions) from various commercial banks with an aggregate outstanding balance of RMB314.8 million (US$48.6 million), and long-term bank borrowings (excluding current portions) from various commercial banks with an aggregate outstanding balance of RMB103.4 million (US$16.0 million). The short-term bank borrowings bore average interest rates of 7.00%, 6.36% and 5.69% per annum, respectively, in 2013, 2014 and 2015. Our short-term bank borrowings have maturity terms of two months to one year and expire at various times throughout the year. As of December 31, 2013, we were in breach of one of our financial covenants under our short-term bank borrowing with Deutsche Bank (China) Co., Ltd. Beijing Branch, or Deutsche Bank, with an outstanding balance of RMB19.6 million. The breach was subsequently cured on March 11, 2014 through an amendment to the original financial covenants. The breach did not result in acceleration of the repayment of the loan and as a result, did not have any impact on our financial condition or operating performance. Apart from the covenants under our short-term bank borrowing with Deutsche Bank that require us to maintain certain financial ratios, there are no other material covenants or restrictions on us associated with our outstanding short-term borrowings.

We have entered into long-term bank borrowing arrangements since 2013 with maturity terms of two to five years. The long-term bank borrowing (including current portion) outstanding as of December 31, 2013, 2014 and 2015 bore weighted-average interest rates of 7.12%, 6.00% and 6.59% per annum, respectively, in 2013, 2014 and 2015 and have certain financial covenants. We have incurred other long-term borrowings in 2013 with a two-year term and interest rate of 4.00% per annum and a principal amount of RMB900 million, which were paid off on time. We also have a contractual obligation to purchase the 10% noncontrolling interest in Asia Cloud Investment from Dongguan Dongcai at the end of five years from the establishment of Asia Cloud Investment in July 2013 at a consideration equivalent to the higher of the then fair value and the investment costs of RMB100 million. Dongguan Dongcai is entitled to a cumulative dividend at 8.00% per annum for its capital contribution of RMB100 million in Asia Cloud Investment.

In March 2013, we issued the 2016 Bonds with RMB1 billion in aggregate principal amount due in March 2016 with a coupon rate of 7.875% per annum and an effective interest rate of 9.29% per annum. Interest on the 2016 Bonds is payable semi-annually in arrears on, or nearest to, March 22 and September 22 in each year, beginning on September 22, 2013. The 2016 Bonds were fully repaid on March 21, 2016.

In June 2014, we issued the 2017 Bonds with RMB2 billion in aggregate principal amount due in June 2017 with a coupon rate of 6.875% per annum and an effective interest rate of 7.39% per annum. Interest on the 2017 Bonds is payable semi-annually in arrears on, or nearest to, June 26 and December 26 in each year, beginning on December 26, 2014. We used a portion of the proceeds to purchase, pursuant to a tender offer, substantially all the 2016 Bonds, with only RMB264.3 million of the principal amount of the 2016 Bonds outstanding by then.

The 2017 Bonds have (i) restrictive covenant that restricts our ability in consolidation, merger and sale of assets to a certain extent; (ii) negative pledge covenant that restricts our ability to create security to secure bonds, notes, debentures or other securities that are quoted, listed or dealt in or traded on securities market on our undertaking, assets or revenues; (iii) dividend payment restriction covenant; and (iv) covenant relating to the ratio of our Adjusted EBITDA to our Consolidated Interest Expense (interest expense paid net of interest income received). Such covenants may limit our ability to undertake additional debt financing, but not equity financing. As of the date of this annual report, the Company is in compliance with all the covenants under the 2017 Bonds. Breach of covenants under the 2017 Bonds will trigger acceleration of the 2017 Bonds, the principal amount together with accrued interest shall become immediately due and payable. When such breach of covenants occurs, our assets and cash flows may not be sufficient to repay the 2017 Bonds, or we may not be able to find alternative financing. Even if we could obtain alternative financing, such financing may not be on terms that are favorable or acceptable to us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we are unable to comply with the restrictions and covenants contained in our debt agreements, an event of default could occur under the terms of such agreements, which could cause repayment of such debt to be accelerated.”

We have unused credit line in the amount of RMB414.0 million (US$63.9 million) as of December 31, 2015, pursuant to credit agreements entered into with eight banks. A total of RMB620.0 million (US$95.7 million) credit line was granted to us under eight credit agreements, of which we have used RMB206.0 million (US$31.8 million). There are no material covenants that restrict our ability to undertake additional financing associated with the used credit line. No terms and conditions of the unused credit line are available yet because utilization of such unused portion requires approval by the banks and separate loan agreements setting forth detailed terms and conditions will only be entered into with the banks upon utilization. We believe the working capital as of December 31, 2015 is sufficient for our present requirements.

As of December 31, 2015, we had total outstanding debts of RMB2,682.5 million (US$414.1 million). The growth of our business relies on the construction of new data centers. In additions, we also intend to acquire or invest in companies that are complementary to our business. Therefore, we intend to use the proceeds of our outstanding debt mainly to add new data centers and fund acquisitions. For example, as of December 31, 2015, we have purchase commitments (commitments related to acquisition of machinery, equipment, construction in progress, bandwidth and cabinet capacity) of RMB1,970.7 million (US$304.2 million) coming due during the 12-month period, and we intend to use a portion of the proceeds to fund the purchase commitments.

As of December 31, 2015, the amount of outstanding debt inside and outside of the PRC was RMB418.2 million (US$64.6 million) and RMB2,264.3 million (US$349.5 million), respectively. We believe we have sufficient financial resources to meet both of our onshore and offshore debt obligations when due.

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

As of December 31, 2015, the total amount of cash and cash equivalents, restricted cash and short-term investments was RMB2,113.7 million (US$326.3 million), of which RMB629.4 million (US$97.2 million), RMB286.9 million (US$44.3 million) and RMB1,197.4 million (US$184.8 million) was held by our consolidated affiliated entities, PRC subsidiaries and offshore subsidiaries, respectively. Cash transfers from our PRC subsidiaries to our subsidiaries outside of China are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of our PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Item 3. Key Information D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to receive and utilize our revenues effectively.” The major cost that would be incurred to distribute dividends is the withholding tax imposed on the dividends distributed by our PRC operating subsidiaries at the rate of 10% or a lower rate under an applicable tax treaty, if any.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
	(in thousands)
Net cash generated from operating activities	64,531	325,365	216,834	33,474
Net cash used in investing activities	(1,507,315)	(2,261,797)	(370,130)	(57,139)
Net cash generated from financing activities	2,477,557	1,121,732	1,115,032	172,132
Effect on foreign exchange rate changes on cash and short-term investments	(8,171)	259	78,903	12,180
Net increase (decrease) in cash and cash equivalents	1,026,602	(814,441)	1,040,639	160,647
Cash and cash equivalents at beginning of the year	432,254	1,458,856	644,415	99,481
Cash and cash equivalents at end of the year	1,458,856	644,415	1,685,054	260,128
Cash and cash equivalents, restricted cash and short-term investments at the end of the year	2,972,758	1,838,721	2,113,696	326,298

Operating Activities

Net cash generated from operating activities was RMB216.8 million (US$33.5 million) in 2015, compared to net cash generated from operating activities of RMB325.4 million in 2014.

Net cash generated from operating activities in 2015 primarily resulted from a net loss of RMB401.3 million (US$61.9 million), positively adjusted for certain items such as (i) depreciation of property and equipment of RMB402.0 million (US$62.1 million), (ii) amortization of intangible assets of RMB184.1 million (US$28.4 million), (iii) share-based compensation expense of RMB190.0 million (US$29.3 million), (iv) increase in accounts and notes payable of RMB96.5 million (US$14.9 million), primarily due to an increase in telecommunication payables driven by revenue increase, (v) increase of advances from customers of RMB88.1 million (US$13.6 million), primarily due to advances received from our cloud business; partially offset by certain items such as (i) increase in accounts and notes receivable of RMB15.1 million (US$2.3 million), primarily due to the expansion of business, (ii) increase in prepaid expenses and other current assets of RMB278.8 million (US$43.0 million), primarily due to increased deductible VAT input in relation to the purchase of property and equipment, deposits and prepaid expenses for bandwidth, (iii) increase in restricted cash of RMB83.9 million (US$13.0 million) primarily due to cash received from cloud business.

Net cash generated from operating activities in 2015 primarily reflected payments of RMB3,733.1 million (US$576.3 million) received from our customers, partially offset by our payments for telecommunication costs of RMB1,726.1 million (US$266.5 million) in 2015, payment for taxes of RMB69.2 million (US$10.7 million) and payment to employees of RMB595.2 million (US$91.9 million). Net cash generated from operating activities was RMB325.4 million in 2014, compared to net cash generated from operating activities of RMB64.5 million in 2013.

Net cash generated from operating activities in 2014 primarily resulted from a net loss of RMB328.5 million, positively adjusted for certain items such as (i) depreciation of property and equipment of RMB279.0 million, (ii) amortization of intangible assets of RMB127.7 million, (iii) share-based compensation expense of RMB233.7 million, (iv) increase in accounts and notes payable of RMB121.7 million, primarily due to an increase in telecommunication payables driven by revenue increase, (v) increase of advances from customers of RMB97.1 million, primarily due to advances received from cloud business; partially offset by certain items such as (i) increase in accounts and notes receivable of RMB81.7 million, primarily due to the expansion of business, (ii) increase in prepaid expenses and other current assets of RMB103.3 million, primarily due to increased deductible VAT input in relation to the purchase of property and equipment, (iii) decrease of accrued expenses and other payables of RMB46.9 million, primarily due to decreased business tax payable along with the business tax replacement by VAT.

Net cash generated from operating activities in 2014 primarily reflected payments of RMB2,807.1 million received from our customers, partially offset by our payments for telecommunication costs of RMB1,317.0 million in 2014, payment for taxes of RMB176.4 million and payment to employees of RMB546.7 million.

Investing Activities

Net cash used in investing activities was RMB370.1 million (US$57.1 million) in 2015, as compared to net cash used in investing activities of RMB2,261.8 million in 2014. Net cash used in investing activities in 2015 is primarily related to our purchase of property and equipment in the amount of RMB1,052.3 million (US$162.4 million), our payment for short-term investments in the amount of RMB1,675.2 million (US$258.6 million), our loans to third party in the amount of RMB73.5 million (US$11.3 million), offset by proceeds received from maturity of short-term investments in the amount of RMB2,496.8 million (US$385.4 million).

Net cash used in investing activities was RMB2,261.8 million in 2014, as compared to net cash used in investing activities of RMB1,507.3 million in 2013. Net cash used in investing activities in 2014 is primarily related to our purchase of property and equipment in the amount of RMB800.5 million, our payment for assets acquisition in the amount of RMB137.4 million, our payment for short-term investments in the amount of RMB152.1 million, our payment of acquisitions, net of cash required, in the amount of RMB1,308.2 million, partially offset by proceeds received from maturity of short-term investments in the amount of RMB443.0 million.

Financing Activities

Net cash generated from financing activities was RMB1,115.0 million (US$172.1 million) in 2015, as compared to net cash generated from financing activities amounting to RMB1,121.7 million in 2014. Net cash generated from financing activities in 2015 primarily related to proceeds from issuance of ordinary shares in the amount of RMB1,808.5 million (US$279.2 million), proceeds from short-term bank borrowings in the amount of RMB300.0 million (US$46.3 million), proceeds from sales and leaseback transactions, in the amount of RMB130.0 million (US$20.1 million), partially offset by repayment of long-term bank borrowings in the amount of RMB960.3 million (US$148.2 million), repayment of short-term bank borrowings in the amount of RMB184.2 million (US$28.4 million), and payment for acquisition of property and equipment through capital leases in the amount of RMB81.5 million (US$12.6 million).

Net cash generated from financing activities was RMB1,121.7 million in 2014, as compared to net cash generated from financing activities amounting to RMB2,477.6 million in 2013. Net cash generated from financing activities in 2014 primarily related to proceeds from long-term bank borrowings in the amount of RMB48.1 million, proceeds from short-term bank borrowings in the amount of RMB362.9 million, proceeds from issuance of bonds, net in the amount of RMB1,980.6 million, partially offset by repayment of long-term bank borrowings in the amount of RMB195.8 million, repayment of short-term bank borrowings in the amount of RMB380.4 million, repurchase of bonds in the amount of RMB760.6 million, and repurchase of ordinary shares in the amount of RMB213.7 million.

Capital Expenditures

We had capital expenditures relating to the addition of property and equipment of RMB752.4 million and RMB800.5 million in 2013 and 2014, respectively, representing 38.3% and 27.8%, respectively, of our total net revenues. Our purchase of property and equipment was RMB1,052.3 million (US$162.4 million) in 2015, representing 29.0% of our total revenues in 2015. Our capital expenditures were primarily for the capital lease or purchase of electronic equipment and optic fibers for our business. Our capital expenditures have been primarily funded by net cash provided by financing activities and cash generated from our operations. We estimate that our data center capital expenditures in 2016 will be within the range of RMB800 million to RMB1,000 million, which will be primarily used to build self-built data centers, purchase network equipment, servers and other equipment to expand our business. We may have additional capital expenditure for real property purchase, data center construction and network capacity expansion if our actual development is beyond our current plan. We plan to fund the balance of our capital expenditure requirements for 2016 with cash from the proceeds from overseas offerings, operations and additional bank borrowings, if available.

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

Research and Development

Our strong research and development capabilities support and enhance our service offerings. We believe that we have one of the most experienced research and development teams in the internet infrastructure sector in China. We devote significant resources to our research and development efforts, focusing on improving customer experience, increasing operational efficiency and bringing innovative solutions to the market quickly. Over 70% of the work force on our research and development team are engineers. Many of our engineers have more than 10 years of relevant industry experience. In 2013, 2014 and 2015, our research and development expenses were RMB77.8 million, RMB121.7 million and RMB142.8 million (US$22.1 million), respectively.

Consistent with our strong culture of innovation, we devote significant resources to the research and development of our smart routing technology, CDN and cloud computing infrastructure service technologies. Our research and development efforts have yielded 62 patents, 81 patent applications and 103 software copyright registrations, all in China and related to different aspects of internet infrastructure services. We intend to continue to devote a significant amount of time and resources to carry out our research and development efforts.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2015 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2015:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
		(in thousands of RMB)
Short-term borrowings(1)	276,000	276,000	—	—	—
Long-term borrowings(1)(2)	142,224	38,803	70,391	33,030	—
Mandatorily redeemable noncontrolling interests(3)	100,000	100,000	—	—	—
Bonds payable(4)	2,264,250	264,250	2,000,000	—	—
Operating lease obligations(5)	496,534	112,472	157,995	69,780	156,287
Purchase commitments(6)	3,422,326	1,970,676	648,238	475,009	328,403
Capital lease minimum lease payment(7)	1,303,350	202,512	297,621	121,443	681,774
Total	8,004,684	2,964,713	3,174,245	699,262	1,166,464

Notes:

(1)	As of December 31, 2015, our short-term bank borrowings bore a weighted average interest rate of 5.69% and have original maturity terms of two months to one year. Our unused short-term and long-term bank borrowing facilities amounted to RMB414.0 million (US$63.9 million). We have pledged computer and network equipment with the net book value of RMB37.2 million (US$5.7 million) for our bank borrowings. We have also pledged buildings with a net book value of RMB22.2 million (US$3.4 million) for our bank borrowings.
(2)	Long-term bank borrowings (including the current portions) outstanding as of December 31, 2015 bear a weighted-average interest rate of 6.59% per annum, and are denominated in Renminbi. These loans were obtained from financial institutions located in the PRC.
(3)	Mandatorily redeemable noncontrolling interest liability of RMB100.0 million (US$15.4 million) as of December 31, 2015 represents our contractual obligation to purchase the 10% noncontrolling interest in Asia Cloud Investment from Dongguan Dongcai in 2018. Dongguan Dongcai is entitled to a cumulative dividend at 8.00% per annum for its capital contribution of RMB100 million in Asia Cloud Investment.
(4)	The 2017 Bonds with RMB2.0 billion in aggregate principal amount due 2017 at an interest rate of 6.875% per annum and the 2016 Bonds with RMB264.3 million of the principal amount outstanding.
(5)	Operating lease obligations are primarily related to the lease of office and data center space.
(6)	As of December 31, 2015, we had commitments of approximately RMB427.2 million (US$66.0 million) related to acquisition of machinery, equipment and construction in progress. In addition, we had outstanding purchase commitments in relation to bandwidth and cabinet capacity of RMB2,995.1 million (US$462.4 million).
(7)	Related to capital leases for electronic equipment, optic fibers and property.

G.	Safe Harbor

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Sheng Chen	47	Executive Chairman of the Board of Directors
Steve Zhang	52	Chief Executive Officer, Director
Terry Wang	56	Chief Financial Officer
Yoshihisa Ueno	53	Director
Kenneth Chung-Hou Tai	65	Director
Eden Y. Woon	68	Director
Kong Kat Wong	41	Director
Hongjiang Zhang	56	Director
Sean Shao	59	Director
Erhfei Liu	58	Director
Qi Ning	52	Executive Vice President
Feng Xiao	44	Senior Vice President
Ningning Lai	39	Senior Vice President
Wing-Dar Ker	55	President of Microsoft Cloud Business Unit
Jingping Ma	50	Senior Vice President

Mr. Sheng Chen is one of our co-founders and has served as the executive chairman of our board of directors since our inception. He has been our chief executive officer since our inception to October 2015. Mr. Chen has been instrumental to the development and success of our business. Mr. Chen provides vision, overall management, and strategic decision-making relating to marketing, investment planning, and corporate development. Mr. Chen has more than 20 years’ experience in the internet infrastructure industry in China and started his entrepreneur career in 1990 when he was a sophomore at Tsinghua University. In 1999, Mr. Chen founded our business and started the first carrier-neutral data center in China. Mr. Chen received his bachelor’s degree in electrical engineering from Tsinghua University in 1991. Mr. Chen is a member of the Tsinghua Entrepreneur & Executive Club and a managing director of the Internet Society of China.

Mr. Steve Zhang has served as our chief executive officer since October 2015. Prior to joining 21Vianet, Mr. Zhang served as the President and CEO of AsiaInfo, China’s largest provider of IT solutions and services in the telecommunications industry, for nine years from 2005 to 2014. In 2012, Mr. Zhang was named one of the 25 hottest business leaders in Asia by Fortune Magazine. He also led AsiaInfo through a successful privatization process from the NASDAQ market. Mr. Zhang joined AsiaInfo in 1999 and held various senior level positions before becoming President and CEO. Prior to AsiaInfo, Mr. Zhang worked for ten years in various IT companies in Silicon Valley, including Sun Microsystems and Hyperion Solutions. Mr. Zhang received his master’s degree in computer science from Rice University, his dottore’s degree in information science from the University of Pisa, and his bachelor’s degree in science from Tsinghua University.

Mr. Terry Wang has served as our chief financial officer since July 2015. Previously, Mr. Wang served as our independent director from April 2011 to August 2015. Mr. Wang has over 20 years of extensive experience in international financial service industry and management experience in technology, manufacturing industries and capital markets. Mr. Wang has been the chief financial officer since 2014 at GalaxyCore, a company for designing and providing CMOS image sensor. From 2008 to 2014, Mr. Wang served as the chief financial officer at Trina Solar Ltd., a company listed on the New York Stock Exchange. Prior to joining Trina Solar Ltd., Mr. Wang served as the executive vice president of finance of Spreadtrum Communications, Inc., a wireless and fabless semiconductor company listed on NASDAQ, from 2004 to 2007. Prior to that, Mr. Wang served as the chief financial officer of a silicon valley-based technology company and controller at one of the largest NASDAQ-listed semiconductor assembly and testing companies. Before that time, he worked for several years in capital market and service industries. Mr. Wang is a certified management accountant (CMA) and is certified in financial management (CFM). Mr. Wang received his MBA degree from University of Wisconsin and master degrees from Brown University and Fudan University. Mr. Wang received his bachelor’s degree in science from Fudan University.

Mr. Yoshihisa Ueno has served as our director since October 2010. Our board of directors has determined that Mr. Ueno satisfies the independence standards under Rule 5605 of NASDAQ Stock Market Rules. Mr. Ueno is a serial entrepreneur & venture capitalist with operation & industrial expertise in the US, Europe, Japan and China and over 30 years of incubation investment experience in emerging technology startups. Mr. Ueno has been our lead investor and board member of several of our affiliated companies since 2006. Mr. Ueno has been the founding partner of Synapse Partners Limited since December 2002, Synapse Holdings Limited since October 2013, and SMC Synapse Partners Limited from December 2010 to September 2015. Mr. Ueno has also been a director of several start-up portfolios such as Hivelocity Inc. from March 2015 and Catalyst Group Limited (Exicon Limited) from March 2015. Mr. Ueno has also served as director of BeyondSoft Group Holding Limited (SZSE: 2649) from September 2005 to May 2010, and CDS GS Japan Ltd. (a joint venture with CDC Corp. NASDAQ: CHINA) from June 2011 to April 2012. Mr. Ueno has managed several venture funds such as the Japan-China Bridge Fund from March 2005 to February 2011, Intellectual Property Bank (IPB) Partners Fund #1 in Japan from March 2006 to March 2010 and IPB Holding LLC in the United States from March 2006 to July 2007. Mr. Ueno also served as the chief executive officer at Cycolor, Inc., in the US from September 1998 to June 2003, until Cycolor was acquired by Eastman Kodak in early 2003. Mr. Ueno worked for Fujitec from April 1985 to May 1997 in various managerial capacities in Japan, China, the United Kingdom, Spain and Hong Kong. Mr. Ueno received his bachelor’s degree in business administration from Takushoku University.

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

Mr. Sean Shao has served as our independent director since August 2015. Mr. Sean Shao currently also serves as independent director of: Trina Solar Limited, an integrated solar-power products manufacturer and solar system developer listed on the NYSE since January 2015; Jumei International Holding Ltd., an e-commerce company listed on NYSE since May 2014; LightInTheBox Holdings Co. Ltd., an e-commerce company listed on NYSE since June 2013 and UTStarcom Holdings Corp., a provider of broadband equipment and solutions listed on NASDAQ since October 2012. Mr. Shao also serves as independent director and chairman of the audit and compensation committees of China Biologic Products, Inc., a biopharmaceutical company listed on NASDAQ since July 2008, and independent director and chairman of the nominating committee of Agria Corporation, an agricultural company listed on NYSE since November 2008. He served as the chief financial officer of Trina Solar Ltd. from 2006 to 2008. In addition, Mr. Shao served from 2004 to 2006 as the chief financial officer of ChinaEdu Corporation, an educational service provider, and of Watchdata Technologies Ltd., a Chinese security software company. Prior to that, Mr. Shao worked at Deloitte Touche Tohmatsu CPA Ltd. for approximately a decade. Mr. Shao received his master’s degree in health care administration from the University of California at Los Angeles in 1988 and his bachelor’s degree in art from East China Normal University in 1982. Mr. Shao is a member of the American Institute of Certified Public Accountants.

Mr. Erhfei Liu has served as our independent director since May 2015. From 1999 to 2012, Mr. Liu was Chairman of Merrill Lynch China initially and Country Executive of Bank of America Merrill Lynch after 2009. In addition to his various investment banking responsibilities, he was also in charge of the firm’s private equity business in Greater China from 2006 to 2010. Prior to joining Merrill Lynch, Mr. Liu worked as head of Asia or China for Goldman Sachs, Morgan Stanley, Smith Barney and Indosuez. Mr. Liu received an MBA from Harvard Business School and Bachelor’s degrees from Brandeis University and from Beijing Foreign Languages University.

Mr. Qi Ning has served as our executive vice president since October 2015. Mr. Ning has also served as our chief operating officer from January to September 2015 and our senior vice president from August 2012 to December 2014. From May 2012 to May 2008, Mr. Ning was the executive director of China Broadband Capital; from October 1999 to May 2012, Mr. Ning served in various roles in various companies within China Netcom Group, from director of business development of China Netcom Holding Co. to executive director and chief executive officer of CNC Broadband Corp.; from September 1989 to September 1999, Mr. Ning held various managerial positions in governmental organization, IT and telecommunication companies, including China Chamber of International Commerce, IBM China, US based Telpac International Ltd. and the China Rep Office of Global TeleSystems Group, which later merged with Esprit Telecom Group plc and was renamed as Global Crossing. Mr. Ning received his master’s degree of engineering in industrial & innovation economics from Tsinghua University in 1989 and his bachelor’s degree of engineering in nuclear reactor physics from Tsinghua University in 1986.

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

Mr. Jingping Ma has served as our senior vice president of Data Center Business Group since August 2015. Prior to that, Mr. Ma was the vice president and general manager of the group for the Beijing region from April 2014 to August 2015. Prior to joining us, Mr. Ma served in different management roles for several companies, including H2 Comm and ChinaCache. Before that, Mr. Ma worked in Cisco China from 1997 to 2007 and held various managerial positions focusing on sales and channel business. From 1994 to 1997, Mr. Ma was the product and channel manager for EDC China. From 1989 to 1994, Mr. Ma served as an engineer for Gudong Foshan No.8 Radio Factory. Mr. Ma graduated from Shanghai Jiaotong University in 1989, and received his EMBA degree at Tsinghua University in 2008.

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

In 2015, the aggregate cash compensation we paid to our executive officers was approximately RMB9.0 million (US$1.4 million), which total amount included RMB1.0 million (US$0.2 million) for pension, retirement, medical insurance or other similar benefits for our executive officers. We did not provide any cash compensation to our non-executive directors in 2015. Other than the amounts stated above, no pension, retirement or similar benefits has been set aside or accrued for our executive officers or directors. None of our non-executive directors has a service contract with us that provides for benefits upon termination of employment.

In addition to the cash compensation referenced above, we also provide share-based compensation to our directors and officers. The total share-based compensation we provided to our directors and officers amounted to RMB121.3 million (US$18.7 million) in 2015. For option grants to our directors and officers, see “—Share Incentive Plans.”

Share Incentive Plans

On July 16, 2010, we adopted our 2010 Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and to promote the success of our business. We subsequently amended our 2010 Plan on January 14, 2011 and July 6, 2012. On May 29, 2014, we adopted our 2014 Plan on our annual general meeting, which was subsequently amended on April 1, 2015 by unanimous written approval of our board of directors. The amended 2010 Plan and 2014 Plan permit the grant of options to purchase our ordinary shares, share appreciation rights, restricted shares, RSUs, dividend equivalent rights and other instruments as deemed appropriate by the administrator under the plans. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the amended 2010 Plan is 39,272,595 Class A ordinary shares. Under the amended 2014 Plan, we are authorized to issue to our employees, directors and consultants (i) 39,606,817 Class A ordinary shares, and (ii) an automatic increase by a number that is equal to 15% of the number of new Class A ordinary shares issued by the Company from time to time. Our board is also authorized, but not obligated, to increase the maximum number under the 2014 Plan by the number of, or a portion of, the Class A ordinary shares repurchased by us since January 1, 2014. As of the date of this annual report, options to purchase 3,591,612 ordinary shares and 3,784,258 RSUs have been granted to our employees, directors and consultants.

The following table summarizes, as of the date of this annual report, the stock options granted, or to be granted in the near future, under our amended 2010 Plan and amended 2014 Plan to our directors and executive officers and to other individuals as a group.

Name	Options Granted	Restricted Share Units	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Sheng Chen	*	—	0.15	July 16, 2010	July 16, 2020
	—	*	—	August 30, 2012	August 29, 2022
	—	*	—	November 23, 2013	November 23, 2023
	—	*	—	March 7, 2015	March 7, 2025
	—	*	—	November 21, 2015	November 20, 2025
Steve Zhang	—	*	—	November 21, 2015	November 20, 2025
Terry Wang	*	—	0.15	April 1, 2011	April 1, 2021
	—	*	—	October 1, 2012	September 30, 2022
	—	*	—	April 25, 2014	April 25, 2024
	—	*	—	August 23, 2015	August 22, 2025
Yoshihisa Ueno	—	*	—	October 1, 2012	September 30, 2022
	—	*	—	April 25, 2014	April 25, 2024
Kenneth Chung-Hou Tai	—	*	—	October 16, 2012	October 15, 2022
	—	*	—	November 21, 2015	November 20, 2025
Eden Y. Woon	—	*	—	May 27, 2014	May 27, 2024
Kong Kat Wong	—	—	—	—	—
Hongjiang Zhang	—	—	—	—	—
Sean Shao	—	*	—	November 21, 2015	November 20, 2025
Erhfei Liu	—	*	—	November 21, 2015	November 20, 2025
Qi Ning	—	*	—	August 30, 2012	August 29, 2022
	—	*	—	November 21, 2015	November 20, 2025
Feng Xiao	*	—	0.15	July 16, 2010	July 16, 2020
	—	*	—	August 30, 2012	August 29, 2022
	—	*	—	November 23, 2013	November 23, 2023
Ningning Lai	*	—	0.15	July 16, 2010	July 16, 2020
	—	*	—	August 30, 2012	August 29, 2022
	—	*	—	November 23, 2013	November 23, 2023
Wing-Dar Ker	—	*	—	November 22, 2014	November 22, 2024
Jingping Ma	—	*	—	May 20, 2014	May 19, 2024
	—	*	—	November 21, 2015	November 20, 2025
Other individuals as a group	22,993,522	2,517,226	0.15 to 0.85	—	—

*	Shares underlying vested options are less than 1% of our total outstanding shares.

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

Board of Directors

Our board of directors currently consists of nine directors. A director is not required to hold any shares in the company by way of qualification. Under our currently effective memorandum and articles of association, a director may vote in respect of any contract or proposed contract or arrangement and notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at the meeting of the directors at which such contract or proposed contract or arrangement is considered. Any of our directors who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of the directors. Our directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Committees of the Board of Directors

We have three committees under the board of directors: the audit committee, the compensation committee and the nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Sean Shao, Kenneth Chung-Hou Tai and Yoshihisa Ueno, each of whom satisfies the “independence” requirements of Rule 5605 of NASDAQ Stock Market Rules and Rule 10A-3 under the Securities Exchange Act of 1934. Sean Shao is the chair of our audit committee. The purpose of the audit committee is to assist our board of directors with its oversight responsibilities regarding: (i) the integrity of our financial statements, (ii) our compliance with legal and regulatory requirements, (iii) the independent auditor’s qualifications and independence and (iv) the performance of our internal audit function and independent auditor. The audit committee will be responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Yoshihisa Ueno, Kenneth Chung-Hou Tai and Hongjiang Zhang, each of whom satisfies the “independence” requirements of Rule 5605 of NASDAQ Stock Market Rules. Yoshihisa Ueno is the chair of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Kenneth Chung-Hou Tai and Yoshihisa Ueno, each of whom satisfies the “independence” requirements of Rule 5605 of NASDAQ Stock Market Rules. Kenneth Chung-Hou Tai is the chair of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association as amended and restated from time to time. Our Company has the right to seek damages if a duty owed by our directors is breached.

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

We had 1,471, 5,356 and 3,081 employees as of December 31, 2013, 2014 and 2015, respectively. The employee number decreased primarily because we outsourced some funtions to more cost-effective service providers at the beginning of 2015. The following table sets forth the number of our employees by function as of December 31, 2015:

Functional Area	Number of Employees	% of Total
Operations	981	31.9
Sales, marketing and customer support	712	23.1
Research and development	460	14.9
General and administrative	928	30.1

Total	3,081	100.0

Of our total employees as of December 31, 2015, 1,576 were located in Beijing, 1,505 in other cities in China.

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

The calculations in the table below assume there are 524,207,918 ordinary shares (including 460,611,670 Class A ordinary shares and 63,596,248 Class B ordinary shares) outstanding as of the date of this annual report.

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

	Shares Beneficially Owned
	Number	%	% of Voting Power(1)
Directors and Executive Officers:
Sheng Chen(2)	39,899,312	7.6	30.4
Steve Zhang	*	*	*
Terry Wang	*	*	*
Yoshihisa Ueno(3)	2,464,692	0.5	2.0
Kenneth Chung-Hou Tai	*	*	*
Eden Y. Woon	*	*	*
Kong Kat Wong(4)	16,666,667	3.2	10.2
Hongjiang Zhang	—	—	—
Sean Shao	*	*	*
Erhfei Liu	*	*	*
Qi Ning	*	*	*
Feng Xiao	*	*	*
Ningning Lai	*	*	*
Wing-Dar Ker	*	*	*
Jingping Ma	*	*	*
All Directors and Officers as a Group	63,722,549	12.1	42.9

Principal Shareholders:
Fast Horse Technology Limited(2)(5)	19,670,117	3.8	17.9
Sunrise Corporate Holding Ltd.(2)(6)	18,887,875	3.6	11.7
King Venture Holdings Limited(7)	57,337,393	10.9	20.2
Esta Investments Pte Ltd(8)	64,668,024	12.3	5.9
Xiaomi Ventures Limited(4)(9)	16,666,667	3.2	10.2
The OZ Funds(10)	29,555,580	5.6	2.7

Notes:

*	Less than 1%.
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
(2)	Consists of (i) 19,670,117 Class B ordinary shares held by Fast Horse Technology Limited, a British Virgin Islands company solely owned by Mr. Chen, (ii) 12,187,875 Class B ordinary shares and 6,700,000 Class A ordinary shares held by Sunrise Corporate Holding Ltd., a British Virgin Islands company solely owned by Mr. Chen, (iii) 769,486 Class B ordinary shares and 4 Class A ordinary shares held by Personal Group Limited, a British Virgin Islands company solely owned by Mr. Chen, and (iv) 571,830 Class A ordinary shares upon vesting of Mr. Chen’s restricted share units within 60 days of this annual report. The business address for Mr. Chen is M5, 1 Jiuxianqiao East Road, Chaoyang District, Beijing 100016, China.
(3)	Consists of (i) 2,194,200 Class B ordinary shares held by Synapse Holdings Limited, and (ii) 270,492 Class A ordinary shares upon vesting of Mr. Ueno’s restricted share units within 60 days of this annual report. Mr. Ueno is a director of our company appointed by Synapse Holdings Limited. The business address for Mr. Ueno is 23F Chinachem Johnston Plaza, 178-186 Johnston Road, Hong Kong.
(4)	Consists of 6,142,410 Class A ordinary shares and 10,524,257 Class B ordinary shares held by Xiaomi Ventures Limited, a Cayman Islands company. Mr. Wong is a director of our company appointed by Xiaomi Ventures Limited. The business address for Mr. Wong is No. 68 Qinghe Middle Street, Wu Cai Cheng Office Building, 12F-056, Haidian District, Beijing 100085, China.
(5)	Consists of 19,670,117 Class B ordinary shares. Fast Horse Technology Limited is 100% owned by Sheng Chen. The registered address for Fast Horse Technology Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(6)	Consists of 6,700,000 Class A ordinary shares and 12,187,875 Class B ordinary shares. Sunrise Corporate Holding Ltd. is 100% owned by Sheng Chen. The registered address for Sunrise Corporate Holding Ltd. is Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.
(7)	Consists of 39,087,125 Class A ordinary shares and 18,250,268 Class B ordinary shares. The business address for King Venture Holdings Limited is Kingsoft Tower No. 33, Xiaoying West Road, Haidian District, Beijing 100085, China.
(8)	Consists of 10,778,004 ADSs, representing 64,668,024 Class A ordinary shares. The business address for Esta Investments Pte Ltd is 60B Orchard Road #06-18 Tower 2, The Atrium@Orchard, Singapore 238891.
(9)	Consists of 6,142,410 Class A ordinary shares and 10,524,257 Class B ordinary shares. The business address for Xiaomi Ventures Limited is No. 68 Qinghe Middle Street, Wu Cai Cheng Office Building, 12F-056, Haidian District, Beijing 100085, China.
(10)	Consists of 29,555,580 Class A ordinary shares held in the investment funds and discretionary accounts (“Accounts”) managed by OZ Management II LP (“OZII”). OZ Management LP (“OZ”) and OZII each serves as the principal investment manager to the Accounts. OZII is a wholly-owned subsidiary of OZ and, as such, OZ may be deemed to be the beneficial owner of Class A ordinary shares held in the Accounts managed by OZII. OZ is the sole member of Och-Ziff Holding II LLC (“OZHII”), the general partner of OZII. As a result, OZ has voting and dispositive authority over the Class A ordinary shares held in the Accounts managed by OZII. OZHC serves as the sole general partner of OZ. As such, OZHC may be deemed to control OZ and therefore, may be deemed to be the beneficial owner of the Class A ordinary shares held in the Accounts managed by OZII. OZM is the sole shareholder of OZHC and therefore, may be deemed to be the beneficial owner of the Class A ordinary shares held in the Accounts managed by OZII. Mr. Daniel S. Och is the Chief Executive Officer, Chairman and an Executive Managing Director of OZM. As such, he may be deemed to control such entity and, therefore, may be deemed to be the beneficial owner of the Class A ordinary shares held in the Accounts managed by OZII. Information regarding beneficial ownership is reported as of December 31, 2015, based on the information contained in the Schedule 13G/A jointly filed by OZ, OZHC, OZM and Daniel S. Och (collectively, “The OZ Funds”) with the SEC on February 16, 2016. Please see the Schedule 13G/A filed by The OZ Funds with the SEC on February 16, 2016 for information relating to The OZ Funds. The address of the principal business office of The OZ Funds is 9 West 57th Street, 39th Floor, New York, NY 10019.

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

To our knowledge, as of the date of this annual report, a total of 388,341,082 Class A ordinary shares and 16 Class B ordinary shares are held by eleven record holders in the United States, including Citibank N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—Share Ownership.”

B.	Related Party Transactions

Transactions with Certain Directors, Shareholders, Affiliates and Key Management Personnel

Transactions with Companies Controlled by aBitCool

We recorded interest income from BitCool Media Group Limited, a company controlled by aBitCool, in the amount of RMB1.2 million (US$0.2 million) for the year ended December 31, 2015.

Transactions with Affiliates

For the year ended December 31, 2015, we paid RMB37.1 million (US$5.7 million) to Chengdu Xingpu Investment Management Limited, a company significantly influenced by the ultimate seller and noncontrolling shareholder of Aipu Group, for the properties purchased by us.

For the year ended December 31, 2015, we paid RMB3.6 million (US$0.6 million) to Suzhou Youpusi Information Technology Co., Ltd. (formerly known as Suzhou Aizhuoyi Information Technology Co., Ltd.), a company controlled by the seller of iJoy, for the equipment and properties purchased by us.

For the year ended December 31, 2015, we received RMB785,000 (US$121,000) from the seller of Dermot Entities and related parties of the seller of Dermot Entities, for the internet data center services provided by us.

For the year ended December 31, 2015, we paid RMB20.3 million (US$3.1 million) to the seller of Dermot Entities, ultimate shareholder of the seller of Dermot Entities and the company controlled by the ultimate shareholder of the seller of Dermot Entities, for the management services provided by these companies.

For the year ended December 31, 2015, we paid RMB16.6 million (US$2.6 million) to Dyxnet Corporate Service Limited, a company controlled by the ultimate shareholder of the seller of Dermot Entities, for the management services provided by the company.

Transactions with our Shareholders

For the year ended December 31, 2015, we received RMB27.5 million (US$4.2 million) from companies that are under common control with Xiaomi, for the internet data center services provided by us.

For the year ended December 31, 2015, we received RMB18.1 million (US$2.8 million) from companies that are under common control with Kingsoft, for the internet data center services provided by us.

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

On October 1, 2014, the Sun Case was transferred upon plaintiff’s request to the United States District Court for the Eastern District of Texas. On November 12 and 13, 2014, two alleged shareholders of our company, respectively filed motions requesting the court to consolidate the two putative shareholder class action lawsuits and appoint themselves as lead plaintiffs.

The action remain at its preliminary stages. We believe the case is without merit and intend to defend the action vigorously. For risks and uncertainties relating to the pending case against us, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We have been named as a defendant in a putative shareholder class action lawsuit that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.”

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

Our executive chairman, Sheng Chen, holds a minority equity interest in Shanghai 21Vianet Information System Co., Ltd. due to historical reasons. As a result of the restriction on equity transfer pursuant to its articles of association, it is not practical for Mr. Chen to transfer his equity interest in Shanghai 21Vianet Information System Co., Ltd. to us or any other parties. Mr. Chen, however, has executed an irrevocable power of attorney, pursuant to which Mr. Chen has appointed 21Vianet Beijing as his attorney-in-fact to attend shareholders’ meeting of Shanghai 21Vianet Information System Co., Ltd. and to exercise all the shareholder’s voting rights. Such power of attorney remains valid and irrevocable so long as Mr. Chen remains the shareholder of Shanghai 21Vianet Information System Co., Ltd.

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

The last reported closing price for our ADSs on April 11, 2016 was US$20.79 per ADS.

	Trading Price (US$)
	High	Low
Annual High and Low
2011	22.33	8.31
2012	13.75	8.39
2013	23.64	8.52
2014	32.34	14.23
2015

Quarterly Highs and Lows 2014
First Quarter of 2014	32.19	20.28
Second Quarter of 2014	30.41	21.73
Third Quarter of 2014	32.34	14.23
Fourth Quarter of 2014	23.00	15.11

2015
First Quarter of 2015	19.34	15.31
Second Quarter of 2015	22.86	16.12
Third Quarter of 2015	21.47	15.03
Fourth Quarter of 2015	21.32	17.81

Monthly Highs and Lows
October 2015	20.48	17.81
November 2015	20.84	19.43
December 2015	21.32	20.01
January 2016	20.89	18.23
February 2016	19.26	15.20
March 2016	18.71	20.56
April 2016 (through April 11, 2016)	19.64	20.87

B.	Plan of Distribution

Not applicable.

C.	Markets

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

As of the date hereof, our authorized share capital is US$15,000 divided into (i) 1,200,000,000 Class A Ordinary Shares of a nominal or par value of US$0.00001 each and (ii) 300,000,000 Class B Ordinary Shares of a nominal or par value of US$0.00001 each. As of the date of this annual report, there are 460,611,670 Class A ordinary shares and 63,596,248 Class B ordinary shares issued and outstanding.

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

Hong Kong

Our Hong Kong subsidiaries are subject to Hong Kong profits tax at a rate of 16.5% for the three years ended December 31, 2013, 2014 and 2015. We have not made a provision for Hong Kong profits tax in the consolidated financial statements because our Hong Kong subsidiaries had no assessable profits in the years ended December 31, 2013, 2014 and 2015, except for Diyixian.com Limited which was newly acquired in 2014 and has profits since acquisition.

Taiwan

The Taiwan branch of Diyixian.com Limited is incorporated in Taiwan and is subject to Taiwan profits tax rate of 17% for the year ended December 31, 2014 and 2015.

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

Although the law in this regard is not entirely clear, we treat our variable interest entities as being owned by us for United States federal income tax purposes because we control their management decisions and we are entitled to substantially all of their economic benefits and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our variable interest entities for United States federal income tax purposes, we would likely be treated as a PFIC for our taxable year ended December 31, 2015 and for subsequent taxable years.

Assuming that we are the owner of our variable interest entities for United States federal income tax purposes, we believe that we primarily operate as an active provider of managed hosting and cloud services in China. Based on the market price of our ADSs and Class A ordinary shares, the value of our assets, and the composition of our assets and income, we believe that we were not a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2015 and we do not expect to be a PFIC in subsequent years. While we do not anticipate becoming a PFIC, because the value of our assets for purpose of the asset test may be determined, in part, by reference to the market price of our ADSs or Class A ordinary shares, fluctuations in the market price of our ADSs and Class A ordinary shares may cause us to become a PFIC for the current or any subsequent taxable year. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expenses incurred in respect of bonds payable, bank and other borrowings, mandatorily redeemable noncontrolling interests in Asia Cloud Investment, capital lease obligations as well as interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. As of December 31, 2015, we had: (i) short-term and long-term bank borrowings (current portions) with an aggregate outstanding balance of RMB314.8 million (US$48.6 million); (ii) long-term bank borrowings (excluding current portions) with an aggregate outstanding balance of RMB103.4 million (US$16.0 million); (iii)an outstanding principal balance of RMB2,264.3 million (US$349.5 million) with respect to the 2016 Bonds and 2017 Bonds payable; and (iv) a mandatorily redeemable noncontrolling interest liability of RMB100.0 million (US$15.4 million).

The short-term bank borrowings bore a weighted average interest rate of 5.69% per annum. The long-term bank borrowings bore weighted-average interest rate of 6.59% per annum. The 2016 Bonds bore a coupon rate of 7.875% per annum and an effective interest rate of 9.29% per annum. The 2017 Bonds bore an interest rate of 6.875% per annum and an effective interest rate of 7.39% per annum. The cumulative dividend rate on the mandatorily redeemable noncontrolling interest is 8.00% per annum. We also had RMB102.3 million (US$15.8 million) in short-term investments with original maturities of greater than 90 days but less than 365 days. A hypothetical one percentage point (100 basis-point) decrease in interest rates would have resulted in a decrease of approximately RMB4.2 million (US$0.6 million) in interest expense for the year ended December 31, 2015. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments and interest-bearing obligations carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income and interest expenses may fluctuate due to changes in market interest rates.

Foreign Exchange Risk

We earn most of our revenues and incur most of our expenses in Renminbi, and most of our sales contracts are denominated in Renminbi. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge our exposure to such risk. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs is traded in U.S. dollars. The Renminbi depreciated by 6.1% against the U.S. dollar in 2015. A hypothetical 10% increase in the exchange rate of the U.S. dollar against the RMB would have resulted in increase of RMB91.4 million (US$14.1 million) in the value of our U.S. dollar-denominated financial assets at December 31, 2015.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation was halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. As a consequence, the Renminbi fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. As our costs and expenses are mostly denominated in RMB, the appreciation of the RMB against the U.S. dollar would increase our costs in U.S. dollar terms. In addition, as our operating subsidiaries and VIEs in China receive revenues in RMB, any significant depreciation of the RMB against the U.S. dollar may have a material and adverse effect on our revenues in U.S. dollar terms and financial condition, and the value of, and any dividends payable on, our ordinary shares. For example, to the extent that we need to convert U.S. dollars into Renminbi for capital expenditures and working capital and other business purposes, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Inflation Risk

In the last three years, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2013, 2014 and 2015 were 2.6%, 2.0% and 1.4%, respectively. The year-over-year percent changes in the consumer price index for January 2013, 2014 and 2015 were increases of 2.5%, 0.8% and 1.8%, respectively. Although we have not been materially affected by inflation in the past, we cannot assure you that we will not be affected in the future by higher rates of inflation in China.

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

Fees and Other Payments Made by the Depositary to Us

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. For the year ended December 31, 2015, we were not entitled to any reimbursement from our depositary.

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

Our management, with the participation of our chief executive officer and chief financial officer, conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2015. In making this assessment, we used the criteria established within the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this assessment, our management has concluded that, as of December 31, 2015, our internal control over financial reporting was effective.

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has audited our internal control over financial reporting as of December 31, 2015 and has issued an attestation report set forth below.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and the Shareholders of 21Vianet Group, Inc.:

We have audited 21Vianet Group, Inc.’s (the “Company”) internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, 21Vianet Group, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of 21Vianet Group, Inc. as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive loss, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2015 and our report dated April 12, 2016 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Shanghai, the People’s Republic of China

April 12, 2016

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Sean Shao, an independent director (under the standards set forth in NASDAQ Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act) and a member of our audit committee, is an audit committee financial expert.

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

	For the Year Ended December 31, (in US$ thousands)
	2014	2015
Audit fees(1)	1,561	1,598
Audit-related fees(2)	237	502
Tax fees	5	—

Notes:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by Ernst & Young Hua Ming LLP for the audit of our annual financial statements.
(2)	“Audit-related fees” means, for the year ended December 31 ,2014, the aggregate fees billed for services provided in connection with offering of the 2016 Bonds and 2017 Bonds and for the year ended December 31, 2015, the aggregate fee billed for additional audit procedure preformed in 2015.

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

On August 26, 2014, our board of directors approved a US$5 million share repurchase program, pursuant to which we were authorized to repurchase up to US$5 million of our own outstanding shares within the next 12 months. On September 4, 2014, our board of directors approved a US$100 million share repurchase program, pursuant to which we were authorized to repurchase up to US$100 million of our own outstanding shares within the next 12 months. The share repurchase program permitted us to purchase shares from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades or legally permissible ways depending on the market conditions and in accordance with applicable rules and regulations. We did not repurchase any ADSs in 2015.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Certain corporate governance practices in the Cayman Islands, which is our home country, are considerably different than the standards applied to U.S. domestic issuers. NASDAQ Stock Market Rules provide that foreign private issuers are exempt from certain corporate governance requirements of NASDAQ and may follow their home country practices, subject to certain exceptions and requirements to the extent that such exemptions would be contrary to U.S. federal securities laws and regulations. We currently follow our home country practice that: (i) does not require us to solicit proxy and hold meetings of our shareholders every year, (ii) does not restrict a company’s transactions with directors, requiring only that directors exercise a duty of care and owe certain fiduciary duties to the companies for which they serve, (iii) does not require us to obtain shareholder approval for issuing additional securities exceeding 20% of our outstanding ordinary shares, and (iv) does not require us to seek shareholders’ approval for amending our share incentive plan. In the future, we may rely on other exemptions provided by NASDAQ.

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

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Fourth Amended and Restated Memorandum and Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.2 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 4, 2011)

2.1	Specimen American Depositary Receipt of the Registrant (incorporated by reference to Exhibit 4.1 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

2.2	Specimen Certificate for Class A Ordinary Shares of the Registrant (incorporated by reference to Exhibit 4.2 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

2.3	Deposit Agreement among the Registrant, the depositary and holders and beneficial holders of the American Depositary Shares (incorporated by reference to Exhibit 4.3 from our registration statement on Form S-8 (File No. 333-177273), as amended, filed with the Commission on October 13, 2011)

2.4	Amended and Restated Shareholders Agreement between the Registrant and other parties therein dated January 14, 2011 (incorporated by reference to Exhibit 4.4 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

2.5	Fiscal Agency Agreement, dated March 20, 2013, between 21Vianet Group Inc. and Citicorp International Limited (incorporated by reference to Exhibit 2.5 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 19, 2013)

4.1	Form of Indemnification Agreement between the Registrant and its Directors (incorporated by reference to Exhibit 10.3 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.2	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.4 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.3	English translation of Loan Agreement dated January 28, 2011, between 21Vianet Data Center Co., Ltd. and the shareholders of Beijing aBitCool Network Technology Co., Ltd. (which later changed it name to Beijing Yiyun Network Technology Co., Ltd.) (incorporated by reference to Exhibit 4.7 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 19, 2013)

Exhibit Number	Description of Document

4.4	English translation of Share Pledge Agreement dated February 23, 2011, among 21Vianet Data Center Co., Ltd., Beijing aBitCool Network Technology Co., Ltd. (which later changed it name to Beijing Yiyun Network Technology Co., Ltd.) and the shareholders of Beijing aBitCool Network Technology Co., Ltd. (which later changed it name to Beijing Yiyun Network Technology Co., Ltd.) (incorporated by reference to Exhibit 10.6 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.5	English translation of Form Irrevocable Power of Attorney, by the shareholders of Beijing aBitCool Network Technology Co., Ltd. (which later changed it name to Beijing Yiyun Network Technology Co., Ltd.) (incorporated by reference to Exhibit 10.7 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.6	English Translation of Power of Attorney dated September 30, 2010, by 21Vianet Data Center Co., Ltd. (incorporated by reference to Exhibit 10.8 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.7	Exclusive Technical Consulting and Services Agreement dated December 19, 2006, between 21Vianet Data Center Co., Ltd. and Beijing aBitCool Network Technology Co., Ltd. (which later changed it name to Beijing Yiyun Network Technology Co., Ltd.) (incorporated by reference to Exhibit 10.9 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.8	Optional Share Purchase Agreement dated December 19, 2006, among 21Vianet Data Center Co., Ltd., 21ViaNet System Limited (which later changed its name to Beijing aBitCool Network Technology Co., Ltd. and then to Beijing Yiyun Network Technology Co., Ltd.), Beijing 21Vianet Broad Band Data Center Co., Ltd. and the shareholders of Beijing aBitCool Network Technology Co., Ltd. (which later changed it name to Beijing Yiyun Network Technology Co., Ltd.) (incorporated by reference to Exhibit 10.10 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.9	Commitment Letter dated September 30, 2010, by AsiaCloud Inc. (which later changed it name to 21Vianet Group, Inc.), 21Vianet Data Center Co., Ltd., Sheng Chen and Jun Zhang (incorporated by reference to Exhibit 4.13 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 19, 2013)

4.10	2010 Share Incentive Plan, as amended on January 14, 2011 and July 6, 2012 (incorporated by reference to Exhibit 10.12 from our Form S-8 (File No. 333-187695), initially filed with the Commission on April 3, 2013)

4.11	English translation of Form of Service Agreement of Beijing aBitCool Network Technology Co., Ltd. (which later changed it name to Beijing Yiyun Network Technology Co., Ltd.) (incorporated by reference to Exhibit 10.13 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.12	English translation of Form Asset Transfer Agreement (incorporated by reference to Exhibit 10.19 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.13	English summary of Property Lease Agreement dated February 4, 2013, between Beijing Xingguang Tuocheng Investment Co., Ltd. and Beijing 21Vianet Broad Band Data Center Co., Ltd. (incorporated by reference to Exhibit 4.18 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 19, 2013)

Exhibit Number	Description of Document

4.14	Purchase Agreement dated September 31, 2013, among 21Vianet Group, Inc., the sellers named therein and Esta Investments Pte Ltd (incorporated by reference to Exhibit 99.1 from Form Schedule 13D (File No. 005-86326), initially filed by Esta Investments Pte Ltd and other filers with the Commission on October 25, 2013)

4.15	Investor Rights Agreement dated October 11, 2013, among 21Vianet Group, Inc., Esta Investments Pte Ltd and certain other parties named therein (incorporated by reference to Exhibit 99.2 from Form Schedule 13D (File No. 005-86326), initially filed by Esta Investments Pte Ltd and other filers with the Commission on October 25, 2013)

4.16	Registration Rights Agreement dated October 11, 2013, between 21Vianet Group, Inc. and Esta Investments Pte Ltd (incorporated by reference to Exhibit 99.3 from Form Schedule 13D (File No. 005-86326), initially filed by Esta Investments Pte Ltd and other filers with the Commission on October 25, 2013)

4.17	Purchase Agreement dated December 1, 2014, between 21Vianet Group, Inc. and Esta Investments Pte. Ltd. (incorporated by reference to Exhibit 99.5 from Form Schedule 13D/A (File No. 005-86326), initially filed by Esta Investments Pte. Ltd. and other filers with the Commission on December 2, 2014)

4.18	Participation Rights Agreement dated January 15, 2015, between 21Vianet Group, Inc. and Esta Investments Pte. Ltd. (incorporated by reference to Exhibit 99.6 from Form Schedule 13D/A (File No. 005-86326), initially filed by Esta Investments Pte. Ltd. and other filers with the Commission on January 16, 2016)

4.19	Amendment No.1 to Purchase Agreement dated January 28, 2015, between 21Vianet Group, Inc. and Esta Investments Pte. Ltd. (incorporated by reference to Exhibit 99.7 from Form Schedule 13D/A (File No. 005-86326), initially filed by Esta Investments Pte. Ltd. and other filers with the Commission on January 29, 2015)

4.20	Purchase Agreement dated November 29, 2014, among 21Vianet Group, Inc., King Venture Holdings Limited and certain other parties named therein (incorporated by reference to Exhibit 7.02 from Form Schedule 13D (File No. 005-86326), initially filed by King Venture Holdings Limited and other filers with the Commission on January 20, 2015)

4.21	Amendment No.1 to Purchase Agreement dated January 15, 2015, among 21Vianet Group, Inc., King Venture Holdings Limited, Mr. Sheng Chen, Personal Group Limited and Sunrise Corporate Holding Ltd. (incorporated by reference to Exhibit 7.03 from Form Schedule 13D (File No. 005-86326), initially filed by King Venture Holdings Limited and other filers with the Commission on January 20, 2015)

4.22	Investor Rights Agreement dated January 15, 2015, among 21Vianet Group, Inc., King Venture Holdings Limited, Xiaomi Ventures Limited and certain other parties named therein (incorporated by reference to Exhibit 7.04 from Form Schedule 13D (File No. 005-86326), initially filed by King Venture Holdings Limited and other filers with the Commission on January 20, 2015)

4.23	Registration Rights Agreement dated January 15, 2015, among 21Vianet Group, Inc., King Venture Holdings Limited and Xiaomi Ventures Limited (incorporated by reference to Exhibit 7.05 from Form Schedule 13D (File No. 005-86326), initially filed by King Venture Holdings Limited and other filers with the Commission on January 20, 2015)

4.24	Purchase Agreement dated November 30, 2014, among 21Vianet Group, Inc., Xiaomi Ventures Limited and certain other parties named therein (incorporated by reference to Exhibit 4.24 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 10, 2015)

Exhibit Number	Description of Document

4.25	English translation of Loan Agreement dated July 1, 2014, among Abitcool (China) Broadband Inc., Sheng Chen and Jun Zhang (incorporated by reference to Exhibit 4.25 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 10, 2015)

4.26	English translation of Equity Pledge Agreement dated July 1, 2014, among Abitcool (China) Broadband Inc., Sheng Chen and Jun Zhang (incorporated by reference to Exhibit 4.26 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 10, 2015)

4.27	English translation of Form Irrevocable Power of Attorney, by the shareholders of aBitcool Small Micro Network Technology (BJ) Co., Ltd. (incorporated by reference to Exhibit 4.27 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 10, 2015)

4.28	English translation of Power of Attorney dated July 1, 2014, by Abitcool (China) Broadband Inc. (incorporated by reference to Exhibit 4.28 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 10, 2015)

4.29	English translation of Exclusive Technology Consulting and Services Agreement dated July 1, 2014, between Abitcool (China) Broadband Inc. and aBitcool Small Micro Network Technology (BJ) Co., Ltd. (incorporated by reference to Exhibit 4.29 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 10, 2015)

4.30	English translation of Exclusive Services Agreement dated July 1, 2014, between Abitcool (China) Broadband Inc. and aBitcool Small Micro Network Technology (BJ) Co., Ltd. (which later changed it name to WiFire Network Technology (Beijing) Co., Ltd.) (incorporated by reference to Exhibit 4.30 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 10, 2015)

4.31	English translation of Exclusive Call Option Agreement dated July 1, 2014, among aBitCool Broadband Inc. (which later changed its name to WiFire Group Inc.), Sheng Chen, Jun Zhang and aBitcool Small Micro Network Technology (BJ) Co., Ltd. (which later changed it name to WiFire Network Technology (Beijing) Co., Ltd.) (incorporated by reference to Exhibit 4.31 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 10, 2015)

4.32	English translation of Commitment Letter dated July 1, 2014 by Sheng Chen, Jun Zhang and aBitcool Small Micro Network Technology (BJ) Co., Ltd. (which later changed its name to WiFire Network Technology (Beijing) Co., Ltd.) (incorporated by reference to Exhibit 4.32 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 10, 2015)

4.33	Fiscal Agency Agreement, dated June 24, 2014, between 21Vianet Group, Inc. and Citicorp International Limited (incorporated by reference to Exhibit 4.33 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 10, 2015)

4.34	English translation of Share Purchase Agreement, dated May 30, 2014, among 21Vianet Group, Inc., Sichuan Aipu Network Co., Ltd. and the sellers named therein (incorporated by reference to Exhibit 4.34 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 10, 2015)

4.35	English translation of Investment Agreement, dated May 30, 2014, among Langfang Xunchi Computer Data Processing Co., Ltd., Sichuan Aipu Network Co., Ltd., Chengdu Guotao Culture Communication Co., Ltd., Chengdu Guotao Network Technology Co., Ltd., Chengdu Chuantao

Exhibit Number	Description of Document

Investment Partnership (LP), Suzhou Tianwei Zhongshan Jiuding Investment Center (LP), Xiamen Hongtai Jiuding Equity Partnership (LP), Beijing Hanguang Jiuding Investment Center (LP), Chengdu Everassion Equity Investment Fund Center (LP), Chengdu Zhongtao Investment Partnership (LP), Chengdu Hetao Investment Partnership (LP) and Li Jia (incorporated by reference to Exhibit 4.35 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 10, 2015)

4.36	Share Sale and Purchase Agreement, dated August 8, 2014, among Upwise Investments Limited, 21Vianet Group, Inc. and Mr. Lap Man (Confidential treatment has been requested with respect to certain portions of this exhibit) (incorporated by reference to Exhibit 4.36 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 10, 2015)

4.37	Equity Transfer Agreement in respect of Shenzhen Diyixian Communication Co., Ltd., dated August 8, 2014, among Beijing Anlai Information Communication Technology Co., Ltd., Langfang Xunchi Computer Data Processing Co., Ltd. and Shenzhen Diyixian Communication Co., Ltd. (incorporated by reference to Exhibit 4.37 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 10, 2015)

4.38	2014 Share Incentive Plan, as amended on April 1, 2015 (incorporated by reference to Exhibit 4.38 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 10, 2015)

8.1*	List of Subsidiaries and Principal Consolidated Affiliated Entities

11.1	Code of Business Conduct and Ethics of Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young Hua Ming LLP, Independent Registered Public Accounting Firm

15.2*	Consent of Beijing DHH Law Firm

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this Annual Report on Form 20-F.
**	Furnished with Annual Report on Form 20-F.

21VIANET GROUP, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of

21Vianet Group, Inc.

We have audited the accompanying consolidated balance sheets of 21Vianet Group, Inc. (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive loss, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of 21Vianet Group, Inc. at December 31, 2015 and 2014, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), 21Vianet Group, Inc.’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 12, 2016 expressed an unqualified opinion thereon.

Ernst & Young Hua Ming LLP

Shanghai, the People’s Republic of China

April 12, 2016

21VIANET GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

		As of December 31,
	Note	2014	2015
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		644,415	1,685,054	260,128
Restricted cash		161,649	195,230	30,138
Accounts and notes receivable (net of allowance for doubtful accounts of RMB10,416 and RMB40,070 (US$6,186) as of December 31, 2014 and 2015, respectively)	5	739,945	694,108	107,152
Short-term investments	6	911,242	104,897	16,193
Inventories	7	10,059	13,539	2,090
Prepaid expenses and other current assets	8	309,441	652,630	100,748
Deferred tax assets	23	35,002	31,113	4,803
Amounts due from related parties	24	54,867	105,137	16,230

Total current assets		2,866,620	3,481,708	537,482

Non-current assets:
Property and equipment, net	9	3,036,707	3,653,071	563,937
Intangible assets, net	10	1,404,453	1,274,166	196,697
Land use rights, net	11	66,175	64,682	9,985
Goodwill	12	1,755,970	1,755,970	271,075
Restricted cash		121,415	128,515	19,839
Deferred tax assets	23	42,573	46,900	7,240
Long-term investments	13	126,307	198,907	30,706
Amounts due from related parties	24	98,500	70,000	10,806
Other non-current assets		121,461	189,991	29,330

Total non-current assets		6,773,561	7,382,202	1,139,615

Total assets		9,640,181	10,863,910	1,677,097

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Note	As of December 31,
		2014	2015
		RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings (including short-term bank borrowings of the Consolidated VIEs without recourse to the primary beneficiaries of RMB160,181 and RMB276,000 (US$42,607) as of December 31, 2014 and 2015, respectively)	14	160,181	276,000	42,607
Accounts and notes payable (including accounts and notes payable of the Consolidated VIEs without recourse to the primary beneficiaries of RMB340,519 and RMB416,850 (US$64,351) as of December 31, 2014 and 2015, respectively)		386,074	482,622	74,504
Accrued expenses and other payables (including accrued expenses and other payables of the Consolidated VIEs without recourse to the primary beneficiaries of RMB375,124 and RMB435,912 (US$67,293) as of December 31, 2014 and 2015, respectively)	15	599,491	637,957	98,483
Advances from customers (including advances from customers of the Consolidated VIEs without recourse to the primary beneficiaries of RMB97,679 and RMB185,800 (US$28,683) as of December 31, 2014 and 2015, respectively)		97,679	185,800	28,683
Deferred revenue (including deferred revenue of the Consolidated VIEs without recourse to the primary beneficiaries of RMB338,655 and RMB332,091 (US$51,266) as of December 31, 2014 and 2015, respectively)		347,441	342,105	52,812
Income taxes payable (including income taxes payable of the Consolidated VIEs without recourse to the primary beneficiaries of RMB27,677 and RMB43,949 (US$6,785) as of December 31, 2014 and 2015, respectively)		35,013	49,959	7,712
Amounts due to related parties (including amounts due to related parties—current of the Consolidated VIEs without recourse to the primary beneficiaries of RMB53,371 and RMB48,762 (US$7,528) as of December 31, 2014 and 2015, respectively)	24	326,804	397,588	61,377
Current portion of long—term bank and other borrowings (including current portion of long—term bank and other borrowings of the Consolidated VIEs without recourse to the primary beneficiaries of RMB900,000 and RMB12,422 (US$1,918) as of December 31, 2014 and 2015, respectively)	14	955,647	38,803	5,990
Current portion of capital lease obligations (including current portion of capital lease obligations of the Consolidated VIEs without recourse to the primary beneficiaries of RMB54,984 and RMB123,694 (US$19,095) as of December 31, 2014 and 2015, respectively)	16	71,939	140,488	21,688
Deferred government grant (including deferred government grant of the Consolidated VIEs without recourse to the primary beneficiaries of RMB6,150 and RMB6,332 (US$977) as of December 31, 2014 and 2015, respectively)	18	6,150	6,332	977
Bonds payable (including bonds payable of the Consolidated VIEs without recourse to the primary beneficiaries of nil and nil as of December 31, 2014 and 2015, respectively)	17	—	264,250	40,793
Deferred tax liabilities (including deferred tax liabilities of the Consolidated VIEs without recourse to the primary beneficiaries of RMB2,696 and nil as of December 31, 2014 and 2015, respectively)	23	2,696	—	—

Total current liabilities		2,989,115	2,821,904	435,626

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Note	As of December 31,
		2014	2015
		RMB	RMB	US$
Non-current liabilities:
Amounts due to related parties (including amounts due to related parties of the Consolidated VIEs without recourse to the primary beneficiaries of nil and nil as of December 31, 2014 and 2015, respectively)	24	280,728	27,384	4,227
Long-term bank and other borrowings (including long-term bank and other borrowings of the Consolidated VIEs without recourse to the primary beneficiaries of nil and RMB27,534 (US$4,251) as of December 31, 2014 and 2015, respectively)	14	61,673	103,421	15,965
Deferred revenue (including deferred revenue of the Consolidated VIEs without recourse to the primary beneficiaries of RMB74,044 and RMB68,535 (US$10,580) as of December 31, 2014 and 2015, respectively)		74,044	68,535	10,580
Bonds payable (including bonds payable of the Consolidated VIEs without recourse to the primary beneficiaries of nil and nil as of December 31, 2014 and 2015, respectively)	17	2,264,064	2,000,000	308,747
Non-current portion of capital lease obligations (including non-current portion of capital lease obligations of the Consolidated VIEs without recourse to the primary beneficiaries of RMB458,632 and RMB543,503 (US$83,902) as of December 31, 2014 and 2015, respectively)	16	511,679	579,070	89,393
Unrecognized tax benefits (including unrecognized tax benefits of the Consolidated VIEs without recourse to the primary beneficiaries of RMB20,453 and RMB11,098 (US$1,713) as of December 31, 2014 and 2015, respectively)	23	20,453	14,492	2,237
Deferred tax liabilities (including deferred tax liabilities of the Consolidated VIEs without recourse to the primary beneficiaries of RMB227,821 and RMB218,522 (US$33,734) as of December 31, 2014 and 2015, respectively)	23	310,340	293,212	45,264
Deferred government grants (including deferred government grants of the Consolidated VIEs without recourse to the primary beneficiaries of RMB27,422 and RMB31,288 (US$4,830) as of December 31, 2014 and 2015, respectively)	18	27,422	31,288	4,830
Mandatorily redeemable noncontrolling interests (including mandatorily redeemable noncontrolling interests of the Consolidated VIEs without recourse to the primary beneficiaries of RMB100,000 and RMB100,000 (US$15,437) as of December 31, 2014 and 2015, respectively)	1(c)	100,000	100,000	15,437

Total non-current liabilities		3,650,403	3,217,402	496,680

Total liabilities		6,639,518	6,039,306	932,306

Commitments and contingencies	30
Redeemable noncontrolling interests	28	773,706	790,229	121,990

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Note	As of December 31,
		2014	2015
		RMB	RMB	US$
Shareholders’ equity:
Class A Ordinary shares (par value of US$0.00001 per share; 1,200,000,000 and 1,200,000,000 shares authorized; 346,803,765 and 458,916,346 shares issued and outstanding as of December 31, 2014 and 2015, respectively)	27	23	30	4
Class B Ordinary Shares (par value of US$0.00001 per share; 300,000,000 and 300,000,000 shares authorized; 49,430,544 and 63,596,248 shares issued and outstanding as of December 31, 2014 and 2015, respectively)	27	3	4	1
Additional paid-in capital		4,225,029	6,403,117	988,471
Accumulated other comprehensive loss	20	(65,754)	(24,236)	(3,741)
Statutory reserves		52,263	63,174	9,752
Accumulated deficit		(1,794,975)	(2,233,985)	(344,867)
Treasury stock	19	(213,665)	(193,142)	(29,816)

Total 21Vianet Group, Inc. shareholders’ equity		2,202,924	4,014,962	619,804

Noncontrolling interest		24,033	19,413	2,997

Total shareholders’ equity		2,226,957	4,034,375	622,801

Total liabilities, redeemable noncontrolling interests and shareholders’ equity		9,640,181	10,863,910	1,677,097

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

		For the year ended December 31,
	Note	2013	2014	2015
		RMB	RMB	RMB	US$
Net revenues
Hosting and related services		1,259,260	1,980,688	2,707,445	417,957
Managed network services		707,457	895,759	926,927	143,093

Total net revenues		1,966,717	2,876,447	3,634,372	561,050

Cost of revenues		(1,449,845)	(2,066,304)	(2,780,614)	(429,253)

Gross profit		516,872	810,143	853,758	131,797

Operating income (expenses)
Operating income		—	—	8,569	1,323
Sales and marketing expenses		(154,479)	(287,229)	(359,460)	(55,491)
General and administrative expenses		(186,907)	(493,309)	(600,940)	(92,769)
Research and development expenses		(77,831)	(121,676)	(142,835)	(22,050)
Changes in the fair value of contingent purchase consideration payables		(55,882)	(22,629)	(43,325)	(6,688)

Total operating income (expenses)		(475,099)	(924,843)	(1,137,991)	(175,675)

Operating profit (loss)		41,773	(114,700)	(284,233)	(43,878)

Interest income		48,503	67,904	53,494	8,258
Interest expense		(136,775)	(232,020)	(274,184)	(42,327)
Loss on debt extinguishment	17	—	(41,581)	—	—
Other income		6,232	26,560	30,430	4,698
Other expense		(2,112)	(1,040)	(3,701)	(571)
(Loss) gain from equity method investment		(1,372)	(671)	52,355	8,082
Foreign exchange gain (loss)		7,072	(16,256)	72,394	11,176

Loss before income taxes		(36,679)	(311,804)	(353,445)	(54,562)

Income tax expense	23	(10,324)	(16,673)	(47,830)	(7,384)

Net loss		(47,003)	(328,477)	(401,275)	(61,946)

Net income attributable to noncontrolling interest		(1,223)	(20,003)	(26,824)	(4,141)

Net loss attributable to the Company’s ordinary shareholders		(48,226)	(348,480)	(428,099)	(66,087)

Loss per share:
Basic	26	RMB (0.13)	RMB (0.89)	RMB (0.85)	US$ (0.13)

Diluted	26	RMB (0.13)	RMB (0.89)	RMB (0.85)	US$ (0.13)

Shares used in loss per share computation:
Basic	26	364,353,974	401,335,788	492,065,239	492,065,239
Diluted	26	364,353,974	401,335,788	492,065,239	492,065,239

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For the year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
Net loss	(47,003)	(328,477)	(401,275)	(61,946)
Other comprehensive (loss) income, net of tax of nil:
Foreign currency translation adjustments, net of tax of nil	(25,222)	16,835	41,518	6,409
Other comprehensive (loss) income, net of tax of nil	(25,222)	16,835	41,518	6,409
Comprehensive loss	(72,225)	(311,642)	(359,757)	(55,537)
Comprehensive income attributable to noncontrolling interest	(1,223)	(20,003)	(26,824)	(4,141)
Comprehensive loss attributable to the Company’s ordinary shareholders	(73,448)	(331,645)	(386,581)	(59,678)

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For the year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(47,003)	(328,477)	(401,275)	(61,946)
Adjustments to reconcile net loss to net cash generated from operating activities:
Foreign exchange (gain) loss	(7,072)	16,256	(72,394)	(11,176)
Changes in the fair value of contingent purchase consideration payables	55,882	22,629	43,325	6,688
Depreciation of property and equipment	141,286	278,986	402,035	62,064
Amortization of intangible assets	58,903	127,669	184,147	28,427
Loss (gain) on disposal of property and equipment	347	(2,659)	106	16
Provision for doubtful accounts and other receivables	550	9,913	32,796	5,063
Stock based compensation expense	67,769	233,735	190,027	29,335
Deferred income taxes benefit	(19,581)	(28,728)	(20,262)	(3,128)
Loss (gain) from equity method investment	1,372	671	(52,355)	(8,082)
Loss on debt extinguishment	—	41,581	—	—

Changes in operating assets and liabilities, net of effects of acquisitions:
Restricted cash	(871)	(47,175)	(83,913)	(12,954)
Accounts and notes receivable	(303,391)	(81,744)	15,086	2,329
Inventories	—	(2,341)	(3,480)	(537)
Prepaid expenses and other current assets	(44,596)	(103,314)	(278,826)	(43,043)
Amounts due from related parties	(7,651)	(1,757)	(17,927)	(2,767)
Accounts and notes payables	61,269	121,698	96,548	14,904
Unrecognized tax benefits (expense)	6,219	1,894	(5,961)	(920)
Accrued expenses and other payables	103,952	(46,945)	92,692	14,309
Deferred revenue	9,582	(10,643)	(10,845)	(1,674)
Advances from customers	546	97,133	88,121	13,604
Income taxes payable	(12,772)	8,946	14,946	2,307
Deferred government grants	(747)	13,409	4,048	625
Amounts due to related parties	538	4,628	195	30

Net cash generated from operating activities	64,531	325,365	216,834	33,474

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For the year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(419,126)	(800,510)	(1,052,271)	(162,444)
Assets acquisition of BJ Yichengtaihe	—	(137,445)	—	—
Purchases of intangible assets	(36,181)	(58,201)	(47,513)	(7,335)
Proceeds from disposal of property and equipment	241	16,638	1,702	263
Payments for short-term investments	(1,098,268)	(152,143)	(1,675,157)	(258,600)
Loans to related parties	(37,050)	(118,626)	—	—
Loans to third parties	—	(198,422)	(73,472)	(11,342)
Receipt of loans to a related party	1,219	38,999	—	—
Receipt of loan to a third party	—	50,000	—	—
Proceeds received from maturity of short-term investments	219,143	442,998	2,496,826	385,444
Payments for business acquisitions, net of cash acquired (Note 4)	(61,793)	(1,308,221)	—	—
Payments for long-term investments	(50,500)	(36,864)	(20,245)	(3,125)
Loans to seller of BJ Yichengtaihe	(24,000)	—	—	—
Deposit for acquisition of BJ Yichengtaihe	(1,000)	—	—	—

Net cash used in investing activities	(1,507,315)	(2,261,797)	(370,130)	(57,139)

CASH FLOWS FROM FINANCING ACTIVITIES
Restricted cash	(383)	81,151	50,332	7,770
Proceeds from mandatorily redeemable noncontrolling interests (Note 1(c))	100,000	—	—	—
Proceeds from exercise of stock options	6,470	2,981	7,344	1,134
Proceeds from issuance of ordinary shares	533,301	—	1,808,498	279,184
Repurchase of ordinary shares	(59,822)	(213,665)	—	—
Consideration paid to selling shareholders	(78,685)	—	(19,310)	(2,981)
Proceeds received on behalf of selling shareholders	78,685	—	—	—
Dividends paid to a noncontrolling shareholders of subsidiary	(3,476)	—	—	—
Repurchase of bonds (Note 17)		(760,607)	—	—
Proceeds from issuance of bonds, net	972,841	1,980,640	—	—
Proceeds from long-term bank and other borrowings	935,861	48,076	85,213	13,155
Proceeds from short-term bank borrowings	200,044	362,928	300,000	46,312
Repayment of long-term bank borrowings	(4,000)	(195,785)	(960,317)	(148,247)
Repayment of short-term bank borrowings	(203,279)	(380,418)	(184,181)	(28,433)
Payments for business acquisitions, net of cash acquired (Note 4)	—	(4,870)	—	—
Payments for purchase of noncontrolling interest, net of cash acquired	—	—	(8,000)	(1,235)
Payment for acquisition of property and equipment through capital leases	—	(31,983)	(81,547)	(12,589)
Advance of loan from a third party	—	150,000	—	—
Repayment of loan from a third party	—	(50,000)	—	—
Proceeds from sales and leaseback transactions	—	164,000	130,000	20,069
Rental prepayment and deposits for sales and leaseback transactions	—	(30,716)	(13,000)	(2,007)

Net cash generated from financing activities	2,477,557	1,121,732	1,115,032	172,132

Effect of foreign exchange rate changes on cash and cash equivalents	(8,171)	259	78,903	12,180
Net increase (decrease) in cash and cash equivalents	1,026,602	(814,441)	1,040,639	160,647
Cash and cash equivalents at beginning of year	432,254	1,458,856	644,415	99,481

Cash and cash equivalents at end of year	1,458,856	644,415	1,685,054	260,128

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For the year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
Supplemental disclosures of cash flow information:
Income taxes paid	(38,119)	(32,750)	(62,815)	(9,697)
Interest paid	(62,123)	(229,348)	(242,713)	(37,468)
Interest received	27,097	83,376	61,490	9,492

Supplemental disclosures of non-cash activities:
Purchase of property and equipment through capital leases	262,668	231,879	135,940	20,986
Purchase of property and equipment included in accrued expenses and other payables, notes payable, and amounts due to related parties	44,573	125,682	(94,782)	(14,632)
Purchase of intangible assets included in accrued expenses and other payables	(10,187)	(4,946)	(1,392)	(215)
Contingent consideration related to the acquisitions included in amount due to related parties	35,483	370,752	(174,761)	(26,479)

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

	Note	Number of ordinary shares	Treasury Stock	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive (loss) income	Statutory reserves	Accumulated deficit	Total 21Vianet Group, Inc. shareholders’ equity	Noncontrolling interest	Total shareholders’ equity
Balance as of January 1, 2013		346,998,505	(20,702)	23	3,294,855	(57,367)	25,871	(1,371,877)	1,870,803	18,502	1,889,305
Consolidated net loss		—	—	—	—	—	—	(48,226)	(48,226)	1,223	(47,003)
Other comprehensive loss, net		—	—	—	—	(25,144)	—	—	(25,144)	—	(25,144)
Issuance of new shares	27	39,965,142	—	2	533,299	—	—	—	533,301	—	533,301
Settlement of stock consideration by treasury stock	19	5,040,684	71,607	—	(71,529)	(78)	—	—	—	—	—
Share based compensation	22	—	—	—	58,873	—	—	—	58,873	—	58,873
Share issued to depository bank		6,000,000	—	1	(1)	—	—	—	—	—	—
Reclassification of contingent consideration payable upon resolution of contingencies		—	—	—	122,797	—	—	—	122,797	—	122,797
Appropriation of statutory reserves	25	—	—	—	—	—	9,307	(9,307)	—	—	—
Appropriation of dividend to noncontrolling interests		—	—	—	—	—	—	—	—	(3,476)	(3,476)
Share repurchase	19	(3,521,214)	(59,822)	—	—	—	—	—	(59,822)	—	(59,822)
Share options exercised	22	6,587,580	—	—	6,470	—	—	—	6,470	—	6,470
Restricted share units vested	22	1,500,348	—	—	—	—	—	—	—	—	—
Settlement of share options with shares held by depository bank		(4,344,510)	—	—	—	—	—	—	—	—	—

Balance as of December 31, 2013		398,226,535	(8,917)	26	3,944,764	(82,589)	35,178	(1,429,410)	2,459,052	16,249	2,475,301

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

	Note	Number of ordinary shares	Treasury Stock	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive (loss) income	Statutory reserves	Accumulated deficit	Total 21Vianet Group, Inc. shareholders’ equity	Noncontrolling interest	Total shareholders’ equity
Balance as of January 1, 2014		398,226,535	(8,917)	26	3,944,764	(82,589)	35,178	(1,429,410)	2,459,052	16,249	2,475,301
Consolidated net loss		—	—	—	—	—	—	(348,480)	(348,480)	2,187	(346,293)
Contribution by noncontrolling interest through acquisition		—	—	—	—	—	—	—	—	5,597	5,597
Other comprehensive income, net		—	—	—	—	16,950	—	—	16,950	—	16,950
Issuance of new shares	27	6,350,610	—	—	—	—	—	—	—	—	—
Settlement of post-acquisition compensation expense by treasury stock		456,288	8,917	—	(8,802)	(115)	—	—	—	—	—
Share based compensation		—	—	—	110,449	—	—	—	110,449	—	110,449
Post-compensation by treasury stock		—	—	—	117,207	—	—	—	117,207	—	117,207
Reclassification of contingent consideration payable upon resolution of contingencies		—	—	—	66,280	—	—	—	66,280	—	66,280
Appropriation of statutory reserves	25	—	—	—	—	—	17,085	(17,085)	—	—	—
Increase in accretion of redeemable noncontrolling interests		—	—	—	(7,850)	—	—	—	(7,850)	—	(7,850)
Share repurchase	19	(9,318,510)	(213,665)	—	—	—	—	—	(213,665)	—	(213,665)
Share options exercised	22	1,828,910	—	—	2,981	—	—	—	2,981	—	2,981
Restricted share units vested		4,065,420	—	—	—	—	—	—	—	—	—
Settlement of share options with shares held by depository bank		(5,374,944)	—	—	—	—	—	—	—	—	—

Balance as of December 31, 2014		396,234,309	(213,665)	26	4,225,029	(65,754)	52,263	(1,794,975)	2,202,924	24,033	2,226,957

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

	Note	Number of ordinary shares	Treasury Stock	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive (loss) income	Statutory reserves	Accumulated deficit	Total 21Vianet Group, Inc. shareholders’ equity	Noncontrolling interest	Total shareholders’ equity
Balance as of January 1, 2015		396,234,309	(213,665)	26	4,225,029	(65,754)	52,263	(1,794,975)	2,202,924	24,033	2,226,957
Consolidated net loss		—	—	—	—	—	—	(428,099)	(428,099)	2,451	(425,648)
Contribution by noncontrolling interest through acquisition		—	—	—	(1,963)	—	—	—	(1,963)	(6,037)	(8,000)
Other comprehensive income, net		—	—	—	—	41,518	—	—	41,518	—	41,518
Issuance of new shares for stock consideration settlement	27	13,098,599	—	1	(1)	—	—	—	—	—	—
Issuance of new shares for Esta Investment Pte Ltd./King Venture Holdings Limited/Xiaomi Ventures Limited	27	98,672,082	—	7	1,808,491	—	—	—	1,808,498	—	1,808,498
Issuance of new shares for share option exercise and restricted share units vested		6,429,372	—	—	2,105	—	—	—	2,105	—	2,105
Settlement of stock consideration settlement by treasury stock	19	878,232	20,523	—	(20,523)	—	—	—	—	—	—
Share based compensation		—	—	—	162,346		—	—	162,346	—	162,346
Share issued to depository bank	26	7,200,000	—	—	—	—	—	—	—	—	—
Reclassification of contingent consideration payable upon resolution of contingencies		—	—	—	214,543	—	—	—	214,543	—	214,543
Appropriation of statutory reserves	25	—	—	—	—	—	10,911	(10,911)	—	—	—
Appropriation of dividend		—	—	—	—	—	—	—	—	(1,034)	(1,034)
Decrease in accretion of redeemable noncontrolling interests	28	—	—	—	7,850	—	—	—	7,850	—	7,850
Share options exercised	22	2,454,420	—	—	5,240	—	—	—	5,240	—	5,240
Restricted share units vested		4,462,098	—	—	—	—	—	—	—	—	—
Settlement of share options with shares held by depository bank		(6,916,518)	—	—	—	—	—	—	—	—	—

Balance as of December 31, 2015		522,512,594	(193,142)	34	6,403,117	(24,236)	63,174	(2,233,985)	4,014,962	19,413	4,034,375

Balance as of December 31, 2015, in US$		522,512,594	(29,816)	5	988,471	(3,741)	9,752	(344,867)	619,804	2,997	622,801

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

(a)	As of December 31, 2015, the significant subsidiaries of the Company and consolidated variable interest entities are as follows:

Entity	Date of incorporation/ Acquisition	Place of incorporation	Percentage of direct ownership by the Company	Principal activities
			Direct
Subsidiaries:
21ViaNet Group Limited (“21Vianet HK”)	May 25, 2007	Hong Kong	100%	Investment holding
21ViaNet Data Center Co., Ltd. (“21Vianet China”) (1)	June 12, 2000	PRC	100%	Provision of technical and consultation services and rental of long-lived assets
Fastweb International Holdings (“Fastweb Holdings”) (5)	September 9, 2012	Cayman Islands	100%	Investment holding
Hongkong Fastweb Holdings Co., Limited (“Fastweb HK”) (5)	September 9, 2012	Hong Kong	100%	Investment holding
Beijing Fastweb Technology Co., Ltd. (“Fastweb Technology”) (1) / (5)	September 9, 2012	PRC	100%	Dormant company
21Vianet (Foshan) Technology Co., Ltd. (“FS Technology”) (1)	December 20, 2011	PRC	100%	Trading of network equipment, provision of technical and internet data center services
21Vianet Anhui Suzhou Technology Co., Ltd. (“SZ Technology”) (1)	November 16, 2011	PRC	100%	Trading of network equipment
21Vianet Xi’an Holding Limited (“21V Xi’an Holding”) (4)	July 5, 2012	British Virgin Islands	100%	Investment holding
21Vianet (Xi’an) Technology Co., Ltd. (“Xi’an Tech”) (1) /(4)	July 5, 2012	PRC	100%	Provision of technical and internet data center
21Vianet Hangzhou Information Technology Co., Ltd. (“HZ Technology”) (1)	March 4, 2013	PRC	100%	Provision of internet data center services
21Vianet Mobile Limited (“21V Mobile”) (7)	April 30, 2013	Hong Kong	100%	Investment holding
Joytone Infotech Co., Ltd. (“SZ Zhuoaiyi”) (1) / (7)	April 30, 2013	PRC	100%	Provision of technical and consultation services
21Vianet Ventures Limited (“Ventures”)	March 6, 2014	Hong Kong	100%	Investment holding
WiFire Group Inc. (“WiFire Group”)	March 7, 2014	British Virgin Islands	100%	Investment holding

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

1.	ORGANIZATION (CONTINUED)

Entity	Date of incorporation/ Acquisition	Place of incorporation	Percentage of direct ownership by the Company	Principal activities
			Direct
Abitcool (China) Broadband Inc. (“aBitCool DG”) (1)	June 13, 2014	PRC	100%	Dormant company
Diyixian.com Limited (“DYX”) (10)	August 10, 2014	Hong Kong	100%	Provision of virtual private network services
Dermot Holding Limited (“Dermot BVI”) (10)	August 8, 2014	British Virgin Islands	100%	Investment holding
21Vianet Zhuhai Financial Leasing Co., Ltd. (“Zhuhai Financial Leasing”) (1)	April 9, 2015	PRC	100%	Provision of financial leasing business services

Variable Interest Entities (the “VIEs”):
Beijing Yiyun Network Technology Co., Ltd. (formerly known as Beijing aBitCool Network Technology Co., Ltd.) (“21Vianet Technology”) (1) /(2)	October 22, 2002	PRC	—	Provision of internet data center and managed network services
Beijing iJoy Information Technology Co., Ltd. (“BJ iJoy”) (1) / (2)/ (7)	April 30, 2013	PRC	—	Provision of internet data center, content delivery network services
WiFire Network Technology (Beijing) Co., Ltd. (formerly known as aBitCool Small Micro Network Technology (BJ) Co., Ltd.) (“WiFire Network”) (1) / (2)	April 1, 2014	PRC	—	Provision of telecommunication services

Held directly by BJ iJoy:
Shanghai iJoy Information Technology Co., Ltd. (“SH iJoy”) (1) / (2)/ (7)	May 30, 2013	PRC	—	Provision of internet data center, content delivery network services

Held directly by 21Vianet Technology:
Beijing 21Vianet Broad Band Data Center Co., Ltd. (“21Vianet Beijing”) (1) / (2)	March 15, 2006	PRC	—	Provision of internet data center and managed network services
Dongguan Asia Cloud Investment Co., Ltd. (“Asia Cloud Investment”) (1) / (2) / (8)	July 30, 2013	PRC	—	Investment holding

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

1.	ORGANIZATION (CONTINUED)

Entity	Date of incorporation/ Acquisition	Place of incorporation	Percentage of direct ownership by the Company	Principal activities
Direct

Held directly by Asia Cloud Investment:
Dongguan Asia Cloud Network Technology Co., Ltd. (“Asia Cloud Technology”) (1) /(2) / (8)	August 16, 2013	PRC	—	Dormant company

Held directly by 21Vianet Beijing:
21Vianet (Xi’an) Information Outsourcing Industry Park Services Co., Ltd. (“Xi’an Sub”) (1) / (2)	June 23, 2008	PRC	—	Provision of internet data center services
Beijing Chengyishidai Network Technology Co., Ltd. (“CYSD”) (1) / (2) / (3)	September 30, 2010	PRC	—	Provision of managed network services
Zhiboxintong (Beijing) Network Technology Co., Ltd. (“ZBXT”) (1) / (2) / (3)	September 30, 2010	PRC	—	Provision of managed network services
Guangzhou Gehua Network Technology and Development Co., Ltd. (“Gehua”) (1) / (2)	October 8, 2011	PRC	—	Provision of managed network services
Langfang Xunchi Computer Data Processing Co., Ltd. (“LF Xunchi”) (1) / (2)	December 19, 2011	PRC	—	Dormant company
Beijing Fastweb Network Technology Co., Ltd. (“BJ Fastweb”) (1) / (2) / (5)	September 9, 2012	PRC	—	Provision of internet data center and internet content delivery network services
Shanghai Blue Cloud Technology Co., Ltd. (“SH Blue Cloud”) (1) / (2)	March 21, 2013	PRC	—	Provision of Office 365 and Windows Azure platform services
WiFire (Beijing) Technology Co., Ltd. (formerly known as Beijing Tianwang Online Communication Technology Co., Ltd.) (“WiFire BJ”) (1) / (2) / (6)	February 28, 2013	PRC	—	Provision of managed network services and virtual private network services
Beijing Yilong Technology Co., Ltd. (“BJ Yilong”) (1) / (2) / (6)	February 28, 2013	PRC	—	Provision of managed network services and virtual private network services
Beijing Yichengtaihe Investment Co., Ltd. (“BJ Yichengtaihe”) (1)/ (2)/ (11)	September 30, 2014	PRC	—	Dormant Company

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

1.	ORGANIZATION (CONTINUED)

Entity	Date of incorporation/ Acquisition	Place of incorporation	Percentage of direct ownership by the Company	Principal activities
			Direct
Held directly by LF Xunchi:
Sichuan Aipu Network Co., Ltd. (“SC Aipu”) (1) / (2) / (9)	May 31, 2014	PRC	—	Provision of community network services and business network services

Held directly by DYX:
DYXnet Limited (“DYX net”) (10)	August 10, 2014	Hong Kong	100%	Dormant Company

Held directly by DYX and LF Xunchi:
Shenzhen DYX Telecommunication Co., Ltd. (“SZ DYX”) (1)/ (10)	August 10, 2014	PRC	50%	Provision of virtual private network services

(1)	Collectively, the “PRC Subsidiaries”.
(2)	Collectively, the “Consolidated VIEs”.
(3)	On September 30, 2010, the Company through its subsidiary, 21Vianet Beijing acquired CYSD, ZBXT and its subsidiaries (collectively, the “Managed Network Entities”).
(4)	On July 5, 2012, the Company through its wholly-owned subsidiary, 21Vianet HK, acquired 100% equity interests in 21V Xi’an Holding and its subsidiaries (collectively referred to as “21V Xi’an”).
(5)	On September 9, 2012, the Company and its subsidiary, 21Vianet Beijing, acquired 100% equity interest in Fastweb Holding and its subsidiaries (collectively referred to as “Fastweb”).
(6)	On February 28, 2013, the Company through its wholly-owned subsidiary, 21Vianet Beijing, acquired 100% equity interests in WiFire BJ and BJ Yilong. (collectively referred to as “WiFire BJ and Yilong”) (Note 4).
(7)	On April 30, 2013, the Company acquired 100% equity interest in 21V Mobile and its subsidiaries (collectively referred to as “iJoy”) (Note 4).
(8)	On July 30, 2013, the Company through 21Vianet Technology, and a state-owned entity established these entities for future operations of telecommunication related services (collectively referred to as “Asia Cloud Group”) (Note 1(c)).
(9)	On May 31, 2014, the Company and its subsidiary, Langfang Xunchi Computer Data Processing Co., Ltd. (“LF Xunchi”), acquired 50% equity interest in SC Aipu and its subsidiaries (collectively referred to as “Aipu Group”) (Note 4).
(10)	On August 10, 2014, the Company and its subsidiary, LF Xunchi, acquired 100% equity interest Dermot BVI and its subsidiaries (collectively referred to as “Dermot Entities”) (Note 4).
(11)	On September 30, 2014, the Company through its subsidiary, 21Vianet Beijing acquired 100% equity interest in the entity, which was accounted for an asset acquisition (Note 4).

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

1.	ORGANIZATION (CONTINUED)

(b)	PRC laws and regulations prohibit foreign ownership of internet and telecommunications-related businesses. To comply with these foreign ownership restrictions, the Group conducts its businesses in the PRC through its VIEs using contractual agreements (the “VIE Agreements”). The equity interests of 21Vianet Technology are legally held by certain PRC individuals, including Chen Sheng, the Executive Chairman of Board of Directors of the Company and Zhang Jun (collectively the “Nominee Shareholders”). The following is a summary of the key terms of the VIE Agreements:

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

On August 10, 2015, a Notification of Cancellation of share pledge registration was issued by Beijing Administration for Industry and Commerce, Pinggu Branch to cancel the registration of the share pledge by one of the Nominee Shareholders, Zhang Jun. Such cancellation does not affect the effectiveness of the share pledge agreement and does not lessen the control imposed on the contractual parties of the Company.

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

The Company also controls two other VIEs, namely BJ iJoy and BJ aBitCool through their primary beneficiary, WiFire Group, a wholly owned subsidiary of the Company. The key terms of the VIE Agreements in relation to BJ iJoy and BJ aBitCool are similar to those summarized above.

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

As of July 30, 2013 upon its inception, Asia Cloud Investment is determined as a variable interest entity as 21Vianet Technology’s investment of RMB900,000 was funded by the SOE, which is also a party involved in Asia Cloud Investment. As 21Vianet Technology maintains the power to direct the activities that most significantly affect Asia Cloud Investment’s economic performances through its voting interest underlying the 90% equity interest in accordance with company law and the articles of association of Asia Cloud Investment and absorbs the expected losses of Asia Cloud Investment, 21Vianet Technology is the primary beneficiary of Asia Cloud Investment and consolidates Asia Cloud Investment and its subsidiary under by ASC 810-10 Consolidation:Overall.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

1.	ORGANIZATION (CONTINUED)

As of December 31, 2015, Asia Cloud Investment and its subsidiary, Asia Cloud Technology, had not commenced any significant operations except for investments in certain floating rate principal unguaranteed securities with an aggregate amount of RMB102,300. The two entrusted loans from Bank of Dongguan and related interests were fully repaid in August and September 2015 (Note 14). Asia Cloud Investment ceased to be a VIE following such repayment in 2015.

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

Except for certain property with carrying amounts of RMB13,943 (US$2,152) that were pledged to secure banking borrowings granted to the Company (Note 14), there were no pledges or collateralization of the Consolidated VIEs’ assets. Creditors of the Consolidated VIEs have no recourse to the general credit of the primary beneficiaries of the Consolidated VIEs, and such amounts have been parenthetically presented on the face of the consolidated balance sheets. The Consolidated VIEs operate the data centers and own facilities including data center buildings, leasehold improvements, fiber optic cables, computers and network equipment, which are recognized in the Company’s consolidated financial statements. They also hold certain value-added technology licenses, registered copyrights, trademarks and registered domain names, including the official website, which are also considered as revenue-producing assets. However, none of such assets was recorded on the Company’s consolidated balance sheets as such assets were all acquired or internally developed with insignificant cost and expensed as incurred. In addition, the Company also hires data center operation and marketing workforce for its daily operations and such costs are expensed when incurred. The Company has not provided any financial or other support that it was not previously contractually required to provide to the Consolidated VIEs during the periods presented.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

1.	ORGANIZATION (CONTINUED)

The following tables represent the financial information of the Consolidated VIEs as of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015 before eliminating the intercompany balances and transactions between the Consolidated VIEs and other entities within the Group:

	As of December 31,
	2014	2015
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	369,597	391,182	60,388
Restricted cash	61,649	135,875	20,975
Accounts receivable (net of allowance for doubtful accounts of RMB10,012 and RMB39,010 (US$6,022) as of December 31, 2014 and 2015, respectively)	677,375	630,582	97,345
Inventories	9,673	13,115	2,025
Short-term investments	900,000	102,300	15,792
Prepaid expenses and other current assets	258,474	548,061	84,606
Deferred tax assets	33,717	29,029	4,481
Amounts due from a related party	9,800	55,503	8,568

Total current assets	2,320,285	1,905,647	294,180

Non-current assets:
Property and equipment, net	1,945,176	2,226,653	343,736
Intangible assets, net	904,921	810,171	125,069
Land use right, net	66,175	64,682	9,985
Goodwill	1,146,570	1,146,570	177,000
Deferred tax assets	40,363	44,688	6,899
Amount due from a related party	28,500	—	—
Other non-current assets	65,942	153,772	23,738
Long-term investments	110,626	164,454	25,387

Total non-current assets	4,308,273	4,610,990	711,814

Total assets	6,628,558	6,516,637	1,005,994

Current liabilities:
Short-term bank borrowings	160,181	276,000	42,607
Accounts and notes payable	340,519	416,850	64,351
Accrued expenses and other payables	375,124	435,912	67,293
Advance from customers	97,679	185,800	28,683
Income tax payable	27,677	43,949	6,785
Deferred revenue	338,655	332,091	51,266
Amount due to inter-companies (1)	491,522	890,988	137,545
Amount due to related parties (2)	53,371	48,762	7,528
Current portion of capital lease obligation	54,984	123,694	19,095
Current portion of other long-term borrowings	900,000	—	—
Current portion of long-term bank borrowings	—	12,422	1,918
Deferred government grants	6,150	6,332	977
Deferred tax liabilities	2,696	—	—

Total current liabilities	2,848,558	2,772,800	428,048

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

1.	ORGANIZATION (CONTINUED)

	As of December 31,
	2014	2015
	RMB	RMB	US$
Non-current liabilities:
Amount due to inter-companies	1,137,850	1,080,118	166,741
Long-term bank borrowings	—	27,534	4,251
Non-current portion of capital lease obligations	458,632	543,503	83,902
Unrecognized tax benefits	20,453	11,098	1,713
Deferred tax liabilities	227,821	218,522	33,734
Deferred government grants	27,422	31,288	4,830
Deferred revenue	74,044	68,535	10,580
Mandatorily redeemable noncontrolling interests	100,000	100,000	15,437

Total non-current liabilities	2,046,222	2,080,598	321,188

Total liabilities	4,894,780	4,853,398	749,236

	For the Year Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
Net revenues	2,051,248	2,695,021	3,066,090	488,304
Net profit/(loss)	179,049	175,521	(35,811)	(5,527)

	For the Year Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
Net cash provided by operating activities	195,659	434,865	270,358	41,718
Net cash (used in) provided by investing activities	(1,272,863)	(808,117)	105,635	16,307
Net cash provided by (used in) financing activities	1,168,139	480,045	(354,408)	(54,722)
Net increase in cash and cash equivalents	90,935	106,793	21,585	3,303

(1)	Amount due to inter-companies consist of intercompany payables to the other companies within the Group for the purchase of telecommunication resources and fixed assets on behalf of the Consolidated VIEs. The Consolidated VIEs had intercompany payables of RMB36,103 and RMB34,603 (US$5,342) to 21Vianet China for accrued service fees as of December 31, 2014 and 2015, respectively. Service fees paid by the Consolidated VIEs to 21Vianet China and were RMB9,924, nil and RMB35,292 (US$5,448) for the years ended December 31, 2013, 2014 and 2015, respectively.
(2)	Information with respect to related parties is discussed in Note 24.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

(b)	Principles of Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and the Consolidated VIEs for which the Company or a subsidiary of the Company is the primary beneficiary.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b)	Principles of Consolidation (continued)

All significant inter-company transactions and balances between the Company, its subsidiaries and the Consolidated VIEs are eliminated upon consolidation. Results of acquired subsidiaries and its Consolidated VIEs are consolidated from the date on which control is transferred to the Company.

(c)	Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant estimates and assumptions reflected in the Company’s financial statements include, but are not limited to, estimating the useful lives of long-lived assets, assessing the initial valuation of the assets acquired and liabilities assumed in a business combination and the subsequent impairment assessment of long-lived assets and related goodwill, determining the provision for accounts and other receivable, accounting for deferred income taxes, accounting for share-based compensation arrangements, accounting for mandatorily redeemable noncontrolling interests and redeemable noncontrolling interests and accounting for capital lease. The valuation of and accounting for the Company’s purchase consideration (Note 4) also requires significant estimates and judgments provided by management. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

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

Assets and liabilities of the Company and its overseas subsidiaries are translated into RMB at fiscal year-end exchange rates. Income and expense items are translated at average exchange rates prevailing during the fiscal year. The resulting translation adjustments are recorded in other comprehensive income within the statements of comprehensive loss.

(e)	Convenience Translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.4778 on December 31, 2015 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

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

Restricted cash mainly represents amounts held by a few banks in escrow as security for credit facilities, the guarantee of compliance with the network and service requirements of the radio spectrum license awarded by the Hong Kong Telecommunication Authority, the deposits held in escrow for the advances received from end customers subscribing Office 365 and Windows Azure services (the disbursement of which shall be agreed by both Microsoft (China) Co., Ltd. (“Microsoft”) and the Company) and the guarantee of notes payable.

(h)	Short-term investments

All highly liquid investments with stated maturities of greater than 90 days but less than 365 days are mainly fixed rate time deposits, floating-rate time deposits, floating rate principal guaranteed investments and floating rate principal unguaranteed investments that are classified as held-to-maturity short-term investments, which are stated at their amortized costs, which approximate their estimated fair value for their short-term maturity. The Company accounts for short-term investments in accordance with ASC Topic 320 (“ASC 320”), Investments—Debt and Equity Securities. The Company classifies the short-term investments in debt and equity securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320. Dividend and interest income for all categories of investments in securities are included in earnings. Any realized gains or losses, if any, on the sale of the short-term investments are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized.

The securities that the Company has positive intent and ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost. For individual securities classified as held-to-maturity securities, the Company evaluates whether a decline in fair value below the amortized cost basis is other-than-temporary in accordance with the Company’s policy and ASC 320. When the Company intends to sell an impaired debt security or it is more-likely-than-not that it will be required to sell prior to recovery of its amortized cost basis, an other-than-temporary impairment is deemed to have occurred. In these instances, the other-than-temporary impairment loss is recognized in earnings equal to the entire excess of the debt security’s amortized cost basis over its fair value at the balance sheet date of the reporting period for which the assessment is made. When the Company does not intend to sell an impaired debt security and it is more-likely-than-not that it will not be required to sell prior to recovery of its amortized cost basis, the Company must determine whether or not it will recover its amortized cost basis. If the Company concludes that it will not, an other-than-temporary impairment exists and that portion of the credit loss is recognized in earnings, while the portion of loss related to all other factors is recognized in other comprehensive loss.

The securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Unrealized holding gains and losses for trading securities are included in earnings.

Investments not classified as trading or as held-to-maturity are classified as available-for-sale securities. Available-for-sale investment is reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive loss. Realized gains or losses are included in earnings during the period in which the gain or loss is realized. An impairment loss on the available-for-sale securities would be recognized in earnings when the decline in value is determined to be other-than-temporary.

No impairment loss had been recorded during each of the three years ended December 31, 2015.

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

The Company has capitalized certain internal use software development costs in accordance with ASC Subtopic 350-40 (“ASC 350-40”), Intangibles-Goodwill and Other: Internal-Use Software, amounting to RMB13,889, RMB7,199 and RMB23,780 (US$3,671) for the years ended December 31, 2013, 2014 and

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l)	Intangible assets (continued)

2015, respectively. The Company capitalizes certain costs relating to software acquired, developed, or modified solely to meet the Company’s internal requirements and for which there are no substantive plans to market the software. These costs mainly include the consulting and service fees paid to a third-party developer that are directly associated with the internal-use software projects during the application development stage and the research staff costs directly associated with the internal-develop software projects during the application development stage. Capitalized internal-use software costs are included in “intangible assets, net”. The amortization expense for capitalized software costs amounted to RMB1,570, RMB8,333 and RMB5,772 (US$891) for the years ended December 31, 2014 and 2015, respectively. The unamortized amount of capitalized internal use software development costs was RMB9,854 and RMB27,619 (US$4,263) as of December 31, 2014 and 2015, respectively.

Intangible assets have weighted average useful lives from the date of purchase as follows:

Purchased software	3.7years
Radio spectrum license	15 years
Network use right	20 years
Contract backlog*	5.2 years
Customer relationships*	9.5 years
Supplier relationships*	8.9 years
Licenses*	15 years
Trade Name*	15.1 years
Platform software*	5 years
Non-compete agreement*	5.1 years
Internal use software	4.9 years
Property management relationship*	9 years

*	Acquired in the acquisitions of subsidiaries (Note 4).

(m)	Land use rights

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

No impairment loss had been recorded during each of the three years ended December 31, 2015.

(o)	Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. The Company’s goodwill as of December 31, 2014 and 2015 were mainly related to its acquisitions of the Managed Network Entities, Fastweb, iJoy, Aipu Group and Dermot Entities (Note 4). In accordance with ASC 350, Goodwill and Other Intangible Assets, recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present. The Company has adopted Accounting Standards Update No. 2011-08 (“ASU 2011-08”), Intangibles – Goodwill and Others, pursuant to which the Company can elect to perform a qualitative assessment to determine whether the two-step impairment testing on goodwill is necessary.

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

In 2015, the Company elected to assess goodwill for impairment using the two-step process. As of October 1, 2015, the Company completed its annual impairment test for goodwill that has arisen out of its acquisitions. The Company determined the fair value of the reporting unit using the income approach based on the discounted expected cash flows associated with the reporting unit. The discounted cash flows for the reporting unit were based on six year projections. Cash flow projections were based on past experience,

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o)	Goodwill (continued)

actual operating results and management best estimates about future developments as well as certain market assumptions. Cash flows after six years were estimated using a terminal value calculation, which considered terminal value growth at 3%, considering the long term revenue growth for entities in a similar industry in the PRC. The discount rate of approximately 13% was derived and used in the valuations which reflect the market assessment of the risks specific to the Company and its industry and is based on its weighted average cost of capital. The resulting fair value of the reporting unit was higher than its carrying value, and as such, the Company was not required to complete the second step; therefore, no impairment losses were recognized in 2015. Similarly, pursuant to the goodwill impairment tests in 2013 and 2014, no impairment losses were recognized.

(p)	Impairment of long-lived assets

The Company evaluates its long-lived assets or asset group, including intangible assets with finite lives, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset or a group of long-lived assets may not be recoverable. When these events occur, the Company evaluates for impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available for the long-lived assets. No impairment charge was recognized for each of the three years ended December 31, 2015.

(q)	Fair value of financial instruments

The Company’s financial instruments include cash and cash equivalents, restricted cash, short-term investments, accounts receivable and payable, other receivables and payables, bonds payable, short-term, long-term bank and other borrowings, share-settled bonuses, mandatorily redeemable noncontrolling interests and balances with related parties. Other than the bonds payable, long-term bank and other borrowings, share-settled bonuses, mandatorily redeemable noncontrolling interests and the contingent consideration payable included in the balances with related parties, the carrying values of these financial instruments approximate their fair values due to their short-term maturities.

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

The Company, with the assistance of an independent third party valuation firm, determined the estimated fair value of the contingent consideration in both cash and shares and mandatorily redeemable controlling interests that are recognized in the consolidated financial statements. Based on the quoted market price as of December 31, 2015, the fair value of the bonds payable was RMB2,193,744 (US$338,656) (Note 29).

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

The Company provides last-mile wired broadband Internet access services, sometimes bundled with broadband related products, to individual and corporate customers at agreed prices. The Company allocates the contract price based on the relative selling price method under which the selling price of each deliverable is determined using VSOE of selling price, third-party evidence (“TPE”) of selling price, or management’s best estimate of the selling price (“BESP”). The Company considers all reasonably available information in determining the BESP, including both market and entity-specific factors. Revenues are recognized for each deliverable when all four criteria under ASC605-10 are met.

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

Business tax on revenues earned from provision of services to customers is recorded as a deduction from gross revenue to derive net revenue in the same period in which the related revenue is recognized. Most of the Company’s PRC subsidiaries and its Consolidated VIEs are subject to a business tax rate of 3% or 5%. The business tax expenses and other surcharges for the years ended December 31, 2013, 2014 and 2015 amounted to RMB59,554, RMB25,202 and RMB6,394 (US$987), respectively. Effective in September 2012, a value-added tax, or VAT, of 6%, replaced the original business tax in Beijing as a result of the PRC government’s pilot VAT reform program, which applies to all services provided by 21 Vianet China and certain services provided by 21 Vianet Technology and 21 Vianet Beijing. Effective since June 2014, VAT of 6% replaced the original business tax for all telecommunication services provided in Mainland China.

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

Advertising expenditures are expensed as incurred and are included in sales and marketing expenses, which amounted to RMB2,664, RMB19,687 and RMB26,360 (US$4,069) for the years ended December 31, 2013, 2014 and 2015, respectively.

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

continue to receive these government grants in the future. Government grants are recognized when it is probable that the Company will comply with the conditions attached to them, and the grants are received. When the grant relates to an expense item, it is recognized in the consolidated statement of operations over the period necessary to match the grant on a systematic basis to the costs that it is intended to compensate, as a reduction of the related operating expense. When the grant relates to an asset, it is recognized as deferred government grants and released to the consolidated statement of operations in equal amounts over the expected useful life of the related asset, when operational, as a reduction of the related depreciation expense.

(w)	Leases

Leases are classified at the inception date as either a capital lease or an operating lease. The Company did not enter into any leases whereby it is the lessor for any of the periods presented. As the lessee, a lease is a capital lease if any of the following conditions exists: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life, or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. The Company entered into capital leases for certain fiber optic cables, network equipment and property in the years ended December 31, 2013, 2014 and 2015.

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

As a result of total interest costs capitalized during the period, the interest expense for the year ended December 31, 2013, 2014 and 2015, was as follows:

	2013	2014	2015
	RMB	RMB	RMB	US$
Interest expense and amortization cost of bonds	69,785	130,355	172,677	26,657
Interest expense on bank and other borrowings	43,839	66,699	55,391	8,551
Interest expense on capital lease	31,863	40,849	57,189	8,828

Total interest costs	145,487	237,903	285,257	44,036
Less: Total interest costs capitalized	(8,712)	(5,883)	(11,073)	(1,709)

Interest expense, net	136,775	232,020	274,184	42,327

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(y)	Income taxes

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

For the performance bonuses that the employees can elect to settle in cash and/or restricted shares at an agreed premium of the Company, the Company estimates the portion of the arrangement to be settled in equity based on its past settlement practices and classifies such portion as a liability in accordance with ASC718. The Company remeasures the fair value of such liability at each reporting period end through earnings until the actual settlement date, which is the date when the underlying shares were granted to the employees. Subsequent to the settlement date, although the Company accounts for these restricted shares units as an equity award, the original cash bonus amount continues to be classified as a liability within “Accrued expenses and other payables-Others” in the consolidated balance sheets until the end of the six months’ lock-up period as such amounts will be paid to the employees in cash upon the termination of their employment. The fair value of the premium that is vested and unvested will be reclassified to additional paid in capital and recognized over the remaining lock-up period using the accelerated method, respectively.

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

in the future, the share-based payments could be materially impacted in the period of revision, as well as in subsequent periods. During the years ended December 31, 2013, 2014 and 2015, the Company estimated that the forfeiture rate for both the management and non-management employees of the Company was zero, 1.66% and 1.10%.

(aa)	Loss per share

In accordance with ASC 260, Earnings per Share, basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of unrestricted ordinary shares outstanding during the year. Diluted loss per share is calculated by dividing net profit attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Contingently issuable shares, including performance-based share awards and contingent considerations to be settled in shares, are included in the computation of basic earnings per share only when there is no circumstance under which those shares would not be issued. Contingently issuable shares are included in the denominator of the diluted loss per share calculation as of the beginning of the period or as of the inception date of the contingent share arrangement, if later, only when dilutive and when all the necessary conditions have been satisfied as of the reporting period end. For contracts that may be settled in ordinary shares or in cash at the election of the Company, share settlement is presumed, pursuant to which incremental shares relating to the number of shares that would be required to settle the contract are included in the denominator of diluted loss per share calculation if the effect is more dilutive. For the contracts that may be settled in ordinary shares or in cash at the election of the counterparty, the more dilutive option of cash or share settlement is used for the purposes of diluted loss per share calculation, pursuant to which share settlement requires the number of shares that would be required to settle the contract be included in the denominator whereas cash settlement requires an adjustment to be made to the numerator for any changes in income or loss that would result as if the contract had been classified as an asset or a liability for accounting purposes during the period for a contract that is classified as equity for accounting purposes, if the effect is more dilutive. Ordinary equivalent shares consist of the ordinary shares issuable upon the exercise of the share options, using the treasury stock method. Ordinary share equivalents are excluded from the computation of diluted loss per share if their effects would be anti-dilutive.

(bb)	Share repurchase program

Pursuant to a Board of Directors’ resolution on September 5, 2013, the Company’s management is authorized to repurchase up to US$10,000 of the company’s ADSs (“Share Repurchase Plan I”). During the period from September 5, 2013 to December 31, 2013, the Company repurchased 586,869 ADSs, under this plan for a consideration of RMB59,822.

Pursuant to the Board of Directors’ resolutions on August 26, 2014 and September 4, 2014, the Company’s management is authorized to repurchase up to US$5,000 and US$100,000 of the company’s ADSs respectively (“Share Repurchase Plan II”). During the period from September 2, 2014 to December 31, 2014, the Company repurchased 1,553,085 ADSs, under this plan for a consideration of approximately RMB213,665.

The Company accounted for the repurchased shares as Treasury Stock at cost in accordance to ASC 505-30, Treasury Stock, and the share repurchase is shown separately in the consolidated statement of shareholder’s equity, as the Company has not yet decided on the ultimate disposition of those ADSs acquired. When the Company uses the treasury stock to settle the share consideration for the acquisitions (Note 19), the

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(bb)	Share repurchase program (continued)

difference between the fair value at settlement date and the repurchase price is debited into additional paid-in capital. When the Company decides to retire the treasury stock, the difference between the original issuance price and the repurchase price is debited into accumulated deficit.

(cc)	Comprehensive loss

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

(ff)	Recent accounting pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09 (“ASU 2014-09”), Revenue from Contracts with Customers. ASU 2014-09 supersedes the revenue recognition requirements in ASC 605, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. ASU 2014-09 is originally effective for the annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. ASU No. 2015-14, Revenue from Contracts with Customers (“ASU- 2015-14”), defers the effective date of ASU 2014-09 by one year. As a result, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017 and interim periods therein. Early adoption is permitted to the original effective date. The Company is currently evaluating the timing of its adoption and the impact of adopting the new revenue standard on its consolidated financial statements and considering additional disclosure requirements.

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810)—Amendments to the Consolidation Analysis. ASU 2015-02 amends the criteria for determining which entities are considered VIEs, amends the criteria for determining if a service provider possesses a variable interest in a VIE and ends the deferral granted to investment companies for application of the VIE consolidation model. The guidance is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. The guidance may be applied retrospectively or through a cumulative effect adjustment to equity as of the beginning of the year of adoption. Early adoption is permitted, including adoption in an

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(ff)	Recent accounting pronouncements (continued)

interim period. We are evaluating the effects, if any, of the adoption of this revised guidance on our financial position, results of operations or cash flows.

In April 2015, the FASB issued ASU No. 2015-03, Interest—Imputation of Interest (Subtopic 835-30) (“ASU 2015-03”). The guidance would require that debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the carrying amount of debt liability, consistent with debt discounts or premiums, rather than an asset. ASU 2015-03 is effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of ASU 2015-03 on its consolidated financial statements.

In July 2015, the FASB issued ASU No. 2015-11, Simplifying the Measurement of Inventory (“ASU 2015-11”). The guidance simplifies the subsequent measurement of inventory by requiring inventory to be measured at the lower of cost and net realizable value. Entities will continue to apply their existing impairment models to inventories that are accounted for using last-in first-out (LIFO) and the retail inventory method (RIM). The guidance is effective for public business entities for fiscal years beginning after 15 December 2016, including interim periods within those fiscal years. Early adoption is permitted, and the guidance must be applied prospectively after the date of adoption. The Company is currently evaluating the impact of the adoption of ASU 2015-11 on its consolidated financial statements.

In September 2015, the FASB issued ASU No. 2015-16, Business Combinations (Topic 805) Simplifying the Accounting for Measurement—Period Adjustments (“ASU 2015-16”). ASU 2015-16 requires the acquirer to recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amount is determined. The acquirer is required to also record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. In addition, an entity is required to present separately on the face of the income statement or disclose in the notes to the financial statements the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. For public business entities, ASU 2015-16 is effective for fiscal years beginning after December 15, 2015. Early adoption is permitted. The Company does not expect the adoption of ASU 2015-16 will have a significant impact on the consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-17—Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes (“ASU 2015-17”). ASU 2015-17 simplifies the presentation of deferred income taxes by eliminating the separate classification of deferred income tax liabilities and assets into current and noncurrent amounts in the consolidated balance sheet statement of financial position. The amendments in the update require that all deferred tax liabilities and assets be classified as noncurrent in the consolidated balance sheet. The amendments in this update are effective for fiscal years beginning after December 15, 2016, and interim periods therein and may be applied either prospectively or retrospectively to all periods presented. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of ASU 2015-17 on its consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (“ASU 2016-02”). ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(ff)	Recent accounting pronouncements (continued)

The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. ASU 2016-02 is effective for public companies for annual reporting periods and interim periods within those years beginning after December 15, 2018. Early adoption is permitted. The Company is currently evaluating the impact of adopting ASU 2016-02 on its consolidated financial statements.

3.	CONCENTRATION OF RISKS

(a)	Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable, other receivables and amounts due from related parties. As of December 31, 2014 and 2015, the aggregate amount of cash and cash equivalents, restricted cash and short-term investments of RMB1,557,334 and RMB969,476 (US$149,661), respectively, were held at major financial institutions located in the PRC, and US$45,352 and US$176,637 (RMB1,144,220), respectively, were deposited with major financial institutions located outside the PRC. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006 that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go into bankruptcy. In addition, since China’s concession to the World Trade Organization, foreign banks have been gradually permitted to operate in China and have been significant competitors against Chinese banks in many aspects, especially since the opening of the Renminbi business to foreign banks in late 2006. Therefore, the risk of bankruptcy of those Chinese banks in which the Company has deposits has increased. In the event of bankruptcy of one of the banks which holds the Company’s deposits, it is unlikely to claim its deposits back in full since it is unlikely to be classified as a secured creditor based on PRC laws.

(b)	Business, supplier, customer, and economic risk

The Company participates in a relatively dynamic and competitive industry that is heavily reliant operation excellence of the services. The Company believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, result of operations or cash flows:

(i) Business Risk—Third parties may develop technological or business model innovations that address data center and network requirements in a manner that is, or is perceived to be, equivalent or superior to the Company’s services. If competitors introduce services that compete with, or surpass the quality, price or performance of the Company’s services, the Company may be unable to renew its agreements with existing customers or attract new customers at the prices and levels that allow the Company to generate reasonable rates of return on its investment.

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

adequately prepared for unexpected increases in bandwidth demands by its customers. The communications capacity the Company has leased, include cabinet and bandwidth, may become unavailable for a variety of reasons, such as physical interruption, technical difficulties, contractual disputes, or the financial health of its third-party providers. Any failure of these network providers to provide the capacity the Company requires may result in a reduction in, or interruption of, service to its customers. A significant portion of the Company’s total bandwidth and cabinet resources are purchased from its four largest suppliers, who collectively accounted for 23%, 21% and 15% of the Company’s total bandwidth and cabinet resources for the years ended December 31, 2013, 2014 and 2015, respectively.

(iii) Customer Risk—The success of the Company’s business going forward will rely in part on Company’s ability to continue to obtain and expand business from existing customers while also attracting new customers. The Company has a diversified base of customers covering its services and the revenue from the largest single customer accounted for less than 6% of the Company’s total net revenues in each of the three years ended December 31, 2015. Certain customers are local subsidiaries of a telecommunication carrier in China, which the Company views as separate customers as it negotiates with, maintain and support each of these entities given that each of them has the separate decision-making authority and services procurement budget. None of these customers on a stand-alone basis contributed more than 2% of the Company’s revenues in any given year but in the aggregate, they contributed approximately 16%, 7% and 6% of the Company’s total revenues for the years ended December 31, 2013, 2014 and 2015, respectively.

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

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The appreciation (depreciation) of the RMB against US$ was approximately 3.0%, (0.4)% and (6.1)% in the years ended December 31, 2013, 2014 and 2015, respectively.

4.	ACQUISITIONS

Business combinations in 2014:

Aipu Group

To expand the reach of the Company’s data transmission network into regional last-mile access networks, further strengthening its position as a leading integrated internet infrastructure services provider in China, on May 31, 2014, the Company acquired from third party selling shareholders (the “Selling Shareholder”) the controlling interest represented by 50% equity interests plus one share of Aipu Group, one of the largest regional internet service providers in Southwest China, for a total purchase consideration of RMB748,971, as follow:

RMB
Cash consideration (i)	700,000
Contingent consideration in cash (ii) *	48,971

Total fair value of purchase price consideration	748,971

*	The Company determined the fair value of the contingent consideration with the assistance of an independent third party valuation firm.

Details of the purchase consideration are as follows:

i.	RMB700,000 of the above cash consideration was paid in 2014.

ii.	The contingent consideration in cash was determined based on the achievement by Aipu Group of certain revenue and net profit targets as well as certain operational performance targets in accordance with the sales and purchase agreement for the fiscal years 2014, 2015 and 2016. The Company determined the fair value of the contingent cash consideration as of the acquisition date and at the end of 2014 and 2015 with the assistance of an independent third party valuation firm based on the Company’s assessment of whether Aipu Group will meet the aforementioned contractually stipulated targets. The outstanding contingent consideration amount was recorded in the “Amount due to related parties” balance within the Company’s consolidated balance sheets (Note 24).

The sale and purchase agreement also provided put options that allows the Selling Shareholders to sell the remaining 50% equity interests in the Aipu Group in three tranches, namely 28% equity interest in 2015, 11% equity interest in 2016 and the remaining equity interests (including those in 2015 and 2016 if these put options are not exercised) in 2017 for a consideration determined using certain financial or operational targets with a floor of RMB700,000 or a ceiling of RMB800,000, in aggregate. A portion of the consideration is to be settled in cash based on certain financial target stipulated in the sale and purchase agreement. The difference will be settled in cash or shares, with the choice to settle in cash or shares residing with the Company for the first tranche and the Selling Shareholders in the subsequent tranches.

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

Business combinations in 2014 (continued):

control of the Company, and thus are accounted for as redeemable noncontrolling interests. The Company elects to recognize the changes in redemption value immediately as they occur and adjust the carrying amount of the noncontrolling interests to the redemption value at the end of each reporting period as if it was the redemption date in accordance with ASC topic 480 (“ASC 480”), Distinguishing Liabilities from Equity. As the remaining 50% equity interests are held by a few non-controlling shareholders where the underlying shares of the Aipu Group are not publicly traded, the put options are embedded features in the Aipu Group’s shares, which does not qualify for bifurcation accounting. The put options are recognized as part of redeemable non-controlling interests (Note 28). The redeemable noncontrolling interests were initially recorded at acquisition date fair value and subsequently adjusted to the balance after attribution of Aipu Group’s net income pursuant to ASC 810, Consolidation, and the redemption value pursuant to ASC 480, whichever is greater. Adjustments to the carrying amount of redeemable noncontrolling interests pursuant to ASC 480, if any, are charged to additional paid-in capital.

Dermot Entities

As part of the Company’s business strategy to expand into the Virtual Private Network (“VPN”) market, the Group acquired 100% equity interests in the Dermot Entities from a third party selling shareholder, on August 10, 2014 for a total purchase consideration of RMB953,567.

RMB
Cash consideration (i)	598,500
Contingent ordinary shares issuance * (ii) (iii)	355,067

Total fair value of purchase price consideration	953,567

*	The Company determined the fair value of the contingent share consideration with the assistance of an independent third party valuation firm.

Details of the purchase consideration are as follows:

i.	RMB 598,500 of the above cash consideration was paid in 2014.

ii.	The contingent consideration in shares are determined based on the achievement by Dermot Entities of certain financial targets in accordance with the sales and purchase agreement for the fiscal years 2014 and 2015 as well as compliance to the terms of the sales and purchase agreement. The above contingent consideration amounts were derived from the Company’s assessment of whether Dermot Entities will meet the contractually stipulated targets. The outstanding contingent consideration related to fiscal year 2015 has been recorded in the “Amount due to related parties” balance within the Company’s consolidated balance sheets.

iii.	As the contingent consideration in shares is predominately derived from a financial performance parameter other than the fair value of the issuer’s shares, it is liability-classified and is remeasured at the end of each reporting period with an adjustment for fair value recorded to the current period expense. The contingent consideration related to fiscal year 2014 has been resolved and remeasured in April 2015, with its fair value of RMB210,000 reclassified to additional paid in capital. The Company subsequently issued 1,923,556 ADS in April 2015 in relation to this.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

4.	ACQUISITIONS (CONTINUED)

Business combinations in 2014 (continued):

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

Other acquisitions

As part of the Company’s business strategy to expand the existing hosting service, the Company completed other several non-significant acquisitions in 2014. The aggregate consideration for the three acquisitions is RMB 64,232, as follow:

RMB
Cash consideration (i)	49,554
Contingent consideration in cash * (ii)	7,339
Contingent ordinary shares issuance * (ii) (iii)	7,339

Total fair value of purchase price consideration	64,232

*	The Company determined the fair value of the contingent share consideration with the assistance of an independent third party valuation firm.

Details of the purchase consideration are as follows:

i.	RMB49,554 of the above cash consideration was paid in 2014.

ii.	The contingent consideration in both cash and shares are determined based on the achievement by Guangdong Tianying Information Technology Co., Ltd. (“GD Tianying”) of certain financial and operational targets in accordance with the sales and purchase agreement for the fiscal years 2014, 2015 and 2016 as well as compliance to the terms of the sales and purchase agreement. The above contingent consideration amounts were derived from the Company’s assessment of whether GD Tianying will meet the contractually stipulated targets. The outstanding contingent consideration related to fiscal 2016 has been recorded in the “Amount due to related parties” balance within the Company’s Consolidated Balance Sheets

iii.	As the contingent consideration of GD Tianying in shares is predominately derived from a financial and operational performance parameter other than the fair value of the issuer’s shares, it is liability-classified and is remeasured at the end of each reporting period with an adjustment for fair value recorded to the current period expense. The contingent consideration related to fiscal year 2014 has been resolved and remeasured in September 2015, with its fair value of RMB4,543 reclassified to additional paid in capital. The Company subsequently issued 225,262 Shares in September 2015 for the contingent consideration related to GD Tianying’s 2014 performance.

As the financial and/or operational targets for fiscal year 2015 were not achieved, the corresponding portion of the contingent consideration of RMB9,455 was reversed and recognized as a gain in the current period expense.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

4.	ACQUISITIONS (CONTINUED)

Business combinations in 2014 (continued):

As of December 31, 2015, the Company was in the process of negotiation with the seller of GD Tianying on the gross value of the contingent consideration related to fiscal year 2016. As this is a pending event subsequent to the acquisition which is unrelated to the original acquisition, the Company concluded that the accounting for any settlement should be separated from that of the business combination. Based on the Company’s best estimate, the fair value of the related contingent consideration in cash and shares of RMB16,350, as determined based on the remeasured amount of December 31, 2015, is accrued as a contingent payable pursuant to ASC 450, Contingencies.

Asset acquisition in 2014:

On September 30, 2014, the Company through its subsidiary, 21Vianet Beijing acquired 100% equity interests in Beijing Yichengtaihe Investment Co., Ltd (“BJ Yichengtaihe”) with the total consideration of RMB198,846. The purpose is to establish a new data center with the acquired property and electricity equipment. As BJ Yichengtaihe does not possess all the elements that are necessary to conduct normal operations as a business and had not yet commenced operations, such acquisition was accounted for as an acquisition of assets.

Business combinations in 2013:

WiFire BJ and Yilong

On February 28, 2013, as part of the Company’s business strategy to expand into the VPN market and to expand the Company’s existing managed network services (“MNS”), the Company acquired 100% of the equity interests in WiFire BJ and Yilong for a total purchase consideration of RMB73,389.

The contingent consideration in both cash and shares are determined based on the achievement by WiFire BJ and Yilong of certain financial targets in accordance with the sales and purchase agreement for the fiscal years 2013 and 2014 as well as compliance to the terms of the sales and purchase agreement.

As the contingent consideration in shares is not considered to be indexed to its own shares since the settlement amount is determined based on the agreed targets, it is liability-classified and is remeasured at the end of each reporting period with an adjustment for fair value recorded to the current period expense. As the contingency with respect to the financial targets for fiscal year 2013 was resolved, the corresponding portion of the contingent consideration was remeasured on December 31, 2013 and December 31, 2014, with its fair value of RMB10,082 and RMB15,960 reclassified to additional paid in capital. As the contingency with respect to the financial targets for fiscal year 2014 was resolved, the corresponding portion of the contingent consideration was remeasured on December 31, 2014, with its fair value of RMB7,762 reclassified to additional paid in capital.

iJoy

On April 30, 2013, as a part of the Company’s business expansion strategy into the provision of content delivery network (“CDN”) services, the Company acquired 100% equity interests in iJoy for a total purchase consideration of RMB96,957 (net of the pre-existing receivables and payables which is settled between the Company and iJoy on the acquisition date).

The contingent considerations in cash and shares are determined based on the achievement by iJoy of certain financial targets in accordance with the sales and purchase agreement for the fiscal years 2013, 2014

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

4.	ACQUISITIONS (CONTINUED)

Business combinations in 2013 (continued):

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

As the contingent consideration in shares is not considered to be indexed to its own shares since the settlement amount is determined based on the agreed targets, it is liability-classified and is remeasured at the end of each reporting period with an adjustment for fair value recorded to the current period expense. As the contingency with respect to the financial and/or operational targets for fiscal year 2013 and 2014 was resolved, the corresponding portion of the contingent consideration was remeasured with its fair value of RMB31,956 and RMB21,076 reclassified to additional paid in capital, respectively. As the financial and/or operational targets for fiscal year 2015 were not achieved, the remaining portion of the contingent consideration of RMB19,725 was reversed and recognized as a gain in the current period expense.

5.	ACCOUNTS AND NOTES RECEIVABLE, NET

Accounts and notes receivable and the allowance for doubtful accounts consist of the following:

	December 31,
	2014	2015
	RMB	RMB	US$
Accounts receivable	749,456	733,558	113,242
Notes receivable	905	620	96

Allowance for doubtful debts	(10,416)	(40,070)	(6,186)

	739,945	694,108	107,152

As of December 31, 2014 and 2015, all accounts and notes receivable were due from third party customers.

An analysis of the allowance for doubtful accounts is as follows:

	December 31,
	2014	2015
	RMB	RMB	US$
Balance at beginning of the year	547	10,416	1,608
Provision	9,924	30,751	4,747
Write-off of accounts receivable	(55)	(1,097)	(169)

Balance at the end of the year	10,416	40,070	6,186

Additions to the Company’s allowance for doubtful accounts were recorded within general and administrative expenses for the years ended December 31, 2013, 2014 and 2015.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

6.	SHORT-TERM INVESTMENTS

Short-term investments consisted of the following as of December 31, 2014 and 2015:

	December 31,
	2014	2015
	RMB	RMB	US$
Held-to-maturity securities
- Fixed rate time deposits	11,242	—	—
- Floating rate principal unguaranteed investments	—	102,300	15,792
- Fixed rate principal guaranteed investments	900,000	—	—

	911,242	102,300	15,792

Available-for-sale securities
- Convertible notes	—	2,597	401

	911,242	104,897	16,193

The Company recorded interest income related to its short-term investments amounting to RMB35,649, RMB50,882 and RMB37,652 (US$5,812) for the years ended December 31, 2013, 2014 and 2015, respectively, in the consolidated statements of operations. There were no unrealized gains or losses as of December 31, 2013, 2014 and 2015.

7.	INVENTORIES

Inventories consisted of the following as of December 31, 2014 and 2015:

	December 31,
	2014	2015
	RMB	RMB	US$
Broadband related products	10,059	13,539	2,090

8.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31,
	2014	2015
	RMB	RMB	US$
Prepaid expenses for bandwidth, rented data centers or cabinets	66,896	126,842	19,581
Staff field advances	8,453	20,819	3,214
Interest receivables	13,275	4,936	762
Receivables for the disposal of certain construction-in-progress	20,290	20,290	3,132
Tax recoverables	66,492	159,413	24,609
Deposits	9,793	18,191	2,808
Loan to third parties	48,422	119,244	18,408
Other receivables	75,820	182,895	28,234

	309,441	652,630	100,748

Prepaid expenses for bandwidth, rented data centers and cabinets represent the unamortized portion of prepayments made to the Company’s telecommunication operators and certain technology companies, which provide the Company with access to bandwidth, data centers or cabinets.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

9.	PROPERTY AND EQUIPMENT, NET

Property and equipment, including those held under capital leases, consist of the following:

	December 31,
	2014	2015
	RMB	RMB	US$
At cost:
Property	439,480	439,480	67,844
Leasehold improvements	359,870	398,473	61,514
Computer and network equipment	2,225,419	2,556,403	394,639
Optical fibers	207,423	207,423	32,021
Office equipment	18,472	19,554	3,019
Motor vehicles	6,893	8,289	1,280

	3,257,557	3,629,622	560,317
Less: accumulated depreciation	(706,111)	(1,088,684)	(168,064)

	2,551,446	2,540,938	392,253
Construction-in-progress	485,261	1,112,133	171,684

	3,036,707	3,653,071	563,937

Depreciation expense was RMB141,286, RMB278,986 and RMB402,035 (US$62,064) for the years ended December 31, 2013, 2014 and 2015, respectively, and were included in the following captions:

	For the year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
Cost of revenues	103,002	225,680	328,217	50,669
Sales and marketing expenses	2,097	3,397	5,670	875
General and administrative expenses	10,271	19,433	29,753	4,593
Research and development expenses	25,916	30,476	38,395	5,927

	141,286	278,986	402,035	62,064

The carrying amounts of the Company’s property and equipment held under capital leases at respective balance sheet dates were as follows:

	December 31,
	2014	2015
	RMB	RMB	US$
Property	365,353	365,353	56,401
Computer and network equipment	164,483	289,346	44,667
Optical fibers	207,423	207,423	32,020

	737,259	862,122	133,088
Less: accumulated depreciation	(74,237)	(138,608)	(21,397)

	663,022	723,514	111,691
Construction-in-progress	—	142,671	22,025

	663,022	866,185	133,716

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

9.	PROPERTY AND EQUIPMENT, NET (CONTINUED)

Depreciation of property, computer and network equipment and optical fibers under capital leases was RMB18,820, RMB22,302 and RMB64,371 (US$9,937), for the years ended December 31, 2013, 2014 and 2015, respectively.

The carrying amounts of computer and network equipment pledged by the Company to secure banking borrowings (Note 14) granted to the Company at the respective balance sheet dates were as follows:

	December 31,
	2014	2015
	RMB	RMB	US$
Property	22,921	22,118	3,414
Computer and network equipment	42,115	37,167	5,738

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

10.	INTANGIBLE ASSETS, NET

The following table presents the Company’s intangible assets as of the respective balance sheet dates:

	Purchased software	Radio spectrum license	Network use right	Contract backlog*	Customer relationships*	Licenses*	Supplier relationships*	Trade names*	Platform software*	Non-compete agreements*	Favorable contract*	Internal use software	Property management relationship*	Total
	RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Intangible assets, net January 1, 2014	22,773	104,013	18,834	956	52,870	3,159	93,287	11,985	15,411	1,250	32	12,319	—	336,889
Additions	64,778	—	—	34,259	673,227	15,412	68,042	227,014	—	26,970	—	7,199	86,873	1,203,774
Disposals	(8,662)	—	—	—	—	—	—	—	—	—	—	(1,331)	—	(9,993)
Foreign currency translation difference	1,025	427	—	—	—	—	—	—	—	—	—	—	—	1,452
Amortization expense	(12,882)	(8,560)	(1,000)	(3,701)	(48,666)	(786)	(20,325)	(9,902)	(3,829)	(4,022)	(32)	(8,333)	(5,631)	(127,669)

Intangible assets, net December 31, 2014	67,032	95,880	17,834	31,514	677,431	17,785	141,004	229,097	11,582	24,198	—	9,854	81,242	1,404,453
Additions	22,706	—	—	—	—	—	—	—	—	—	—	23,780	—	46,486
Disposals	—	—	—	—	—	—	—	—	—	—	—	(243)	—	(243)
Foreign currency translation difference	380	7,237	—	—	—	—	—	—	—	—	—	—	—	7,617
Amortization expense	(15,647)	(9,730)	(1,000)	(6,588)	(81,783)	(1,266)	(25,277)	(17,908)	(3,829)	(5,694)	—	(5,772)	(9,653)	(184,147)

Intangible assets, net December 31, 2015	74,471	93,387	16,834	24,926	595,648	16,519	115,727	211,189	7,753	18,504	—	27,619	71,589	1,274,166

Intangible assets, net December 31, 2015 (US$)	11,497	14,416	2,599	3,848	91,952	2,550	17,865	32,602	1,197	2,857	—	4,263	11,051	196,697

*	Acquired in the acquisitions of subsidiaries

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

10.	INTANGIBLE ASSETS, NET (CONTINUED)

Contract backlog relate to the order placed by the customers that have yet to be delivered at the acquisition date. Customer relationships relate to the relationships that arose as a result of existing customer agreements acquired and is derived from the estimated net cash flows that are expected to be derived from the expected renewal of these existing customer agreements after subtracting the estimated net cash flows from other contributory assets. Licenses represented the telecommunication service license in relation to managed network services and virtual private network services. Supplier relationships relate to the relationships that arose as a result of existing bandwidth supply agreements with certain network operators. Except for the supplier relationship in the acquisition of Fastweb and virtual private network supplier relationship in the acquisition of WiFire BJ and Yilong and Dermot Entities which were valued using a replacement cost method given the relative ease of replacement, the values of supplier relationships were generally derived from the estimated net cash flows that are expected to be generated from the expected renewal of these existing supplier agreements after subtracting the estimated net cash flows from other contributory assets. Trade Names relate to the trade names of SH Guotong, the Managed Network Entities, Aipu Group and Dermot Entities. Non-compete agreements represented the agreements signed with key managements of acquirees at the acquisition date, which was mainly in relation to the acquisitions of Aipu Group, valued using the incremental cash flow method. Property management relationship relate to the community relationships that in the acquisition of Aipu Group which was valued using the replacement cost method.

The intangible assets, except for acquired customer relationships in the acquisition of the Managed Network Entities which are amortized using an accelerated method of amortization, are amortized using the straight-line method, which is the Company’s best estimate of how these assets will be economically consumed over their respective estimated useful lives ranging from 1 to 20 years.

Amortization expenses were approximately RMB58,903, RMB127,669 and RMB184,147 (US$28,427) for the years ended December 31, 2013, 2014 and 2015, respectively.

The annual estimated amortization expenses for the intangible assets for each of the next five years are as follows:

	RMB	US$
2016	195,803	30,227
2017	189,277	29,219
2018	173,033	26,712
2019	158,619	24,487
2020	134,009	20,687

	850,741	131,332

11.	LAND USE RIGHTS, NET

Land use rights held by the Company are amortized over the remaining term of the respective land use rights certificates.

	December 31,
	2014	2015
	RMB	RMB	US$
Cost	66,878	66,878	10,324
Accumulated amortization	(703)	(2,196)	(339)

Land use rights, net	66,175	64,682	9,985

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

12.	GOODWILL

The changes in the carrying amount of goodwill were as follows:

	December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
Balance as of January 1	296,688	410,500	1,755,970	271,075
Goodwill acquired	113,812	1,345,470	—	—

Balance as of December 31	410,500	1,755,970	1,755,970	271,075

No impairment charge was recorded in any of the three years ended December 31, 2015.

13.	LONG-TERM INVESTMENTS

The Company’s long-term investments comprise of the following:

Cost method investment

The carrying amount of Company’s cost method investments was RMB28,451 and RMB48,696 (US$7,517) as of December 31, 2014 and 2015, respectively. In 2015, the Company made additional investments in certain network entities, without significant influence.

There were no indicators of impairment noted for these long-term investments as of December 31, 2015.

Investment in an equity investee

	As of December 31, 2013			Decrease during the year ended December 31, 2014		As of December 31, 2014
	Cost of investment	Share equity loss	Investment in equity investee	Cost of investment	Share equity loss	Cost of investment	Share equity loss	Investment in equity investee
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Yizhuang Fund	101,000	(2,473)	98,527	—	(671)	101,000	(3,144)	97,856

	As of December 31, 2014			Increase during the year ended December 31, 2015		As of December 31, 2015
	Cost of investment	Share equity loss	Investment in equity investee	Cost of investment	Share equity gain	Cost of investment	Share equity gain	Investment in equity investee	Investment in equity investee
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$
Yizhuang Fund	101,000	(3,144)	97,856	—	52,355	101,000	49,211	150,211	23,189

In April 2012, the Company through its subsidiary, 21Vianet Beijing, entered into an agreement to invest in the Yizhuang Venture Investment Fund (“Yizhuang Fund”) as a limited partner. In December 2013, the Company made the second tranche of investment of an amount of RMB50,500 in the Yizhuang Fund, and held 27.694% of the investee as of December 31, 2013, 2014 and 2015. Given the Company holds more than three percent interest in the Yizhuang Fund as a limited partner, the investment is accounted for under the equity method as prescribed in ASC323-10, Investments – Equity Method.

There were no indicators of impairment noted for this long-term investment as of December 31, 2015.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

14.	BANK AND OTHER BORROWINGS

Bank and other borrowings are as follows as of the respective balance sheet dates:

	December 31,
	2014	2015
	RMB	RMB	US$
Short-term bank borrowings	160,181	276,000	42,607
Long-term bank borrowings, current portion	55,647	38,803	5,990
Other long-term borrowings, current portion	900,000	—	—

	1,115,828	314,803	48,597
Long-term bank borrowings, non-current portion	61,673	103,421	15,965

	61,673	103,421	15,965
Total bank and other borrowings	1,177,501	418,224	64,562

The short-term bank borrowings outstanding as of December 31, 2014 and 2015 bore a weighted average interest rate of 6.36% and 5.69% per annum, respectively, and were denominated in RMB. These borrowings were obtained from financial institutions and have terms of two months to one year. The long-term bank borrowings (including current portion) outstanding as of December 31, 2014 and 2015 bore a weighted average interest rate of 6.00% and 6.59% per annum, and were denominated in RMB and HK$. These loans were obtained from financial institutions located in the PRC and Hong Kong.

In 2013, the Company established Asia Cloud Investment with the funds provided through two entrusted loans. The two entrusted loans have an aggregate principal amount of RMB900,000 with an interest rate of 4% per annum, and maturity dates of August 28 and September 10, 2015, respectively (Note 1(c)). The two entrusted loans from Bank of Dongguan and related interests were fully repaid in August and September 2015, respectively.

As of December 31, 2014 and December 31, 2015, unused loan facilities for bank and other borrowings amounted to RMB169,954 and RMB414,000, respectively.

Bank and other borrowings as of December 31, 2014 and 2015 were secured/guaranteed by the following:

December 31, 2014

Short-term bank borrowings	Secured/guaranteed by
(RMB)
9,181	Guaranteed by restricted cash of RMB1,885.
11,000	Secured by a subsidiary’s building with net book value of RMB14,298 (Note 9).
140,000	Unsecured borrowings.

160,181

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

14.	BANK AND OTHER BORROWINGS (CONTINUED)

Long-term bank and other borrowings (including current portion)	Secured/guaranteed by
(RMB)
2,090	Jointly guaranteed by (i) the ultimate controlling shareholder of Dermot Entities and Upwise Investments Limited, the seller of Dermot Entities; (ii) restricted cash of HK$1,500.
8,000	Secured by a subsidiary’s building with net book value of RMB8,623 (Note 9).
18,753	Secured by a subsidiary’s computer and network equipment with net book value of RMB42,115 (Note 9).
50,000	Guaranteed by restricted cash of RMB100,000.
900,000	Secured by the pledged dividend right and the right to sell or transfer the 90% equity interest of Asia Cloud Investment held by 21Vianet Technology (Note 1(c)).
38,477	Unsecured borrowings.

1,017,320

December 31, 2015

Short-term bank borrowings	Secured/guaranteed by
(RMB)
50,000	Guaranteed by restricted cash of RMB51,553.
11,000	Secured by a subsidiary’s building with net book value of RMB13,943 (Note 9).
215,000	Unsecured borrowings.

276,000

Long-term bank borrowings (including current portion)	Secured/guaranteed by
(RMB)
16,956	Guaranteed by Ultimate seller and noncontrolling shareholder of Aipu Group
4,800	Secured by a subsidiary’s building with net book value of RMB8,175 (Note 9).
16,778	Secured by a subsidiary’s computer and network equipment with net book value of RMB37,167 (Note 9).
103,690	Unsecured borrowings.

142,224

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

15.	ACCRUED EXPENSES AND OTHER PAYABLES

The components of accrued expenses and other payables are as follows:

	December 31,
	2014	2015
	RMB	RMB	US$
Payroll and welfare payables	178,295	193,356	29,849
Business and other taxes payable	16,633	25,780	3,980
Payables for office supplies and utilities	8,782	25,497	3,936
Payables for the purchase of property and equipment	233,353	218,165	33,679
Payable for purchase intangible assets	5,054	3,662	565
Accrued service fees	60,167	68,029	10,502
Interest payables	20,452	19,102	2,949
Share-settled bonuses	14,913	41,352	6,384
Payable for assets acquisition	35,846	21,080	3,254
Others	25,996	21,934	3,385

	599,491	637,957	98,483

16.	CAPITAL LEASES

Certain property, computer and network equipment and optical fibers were acquired through capital leases entered into by the Company.

Future minimum lease payments under non-cancellable capital lease arrangements as lessee are as follows:

	RMB	US$
2016	202,512	31,262
2017	174,180	26,889
2018	123,441	19,056
2019	70,919	10,948
2020 and thereafter	732,298	113,048

Total minimum lease payments	1,303,350	201,203
Less: amount representing interest	(583,792)	(90,122)

Present value of remaining minimum lease payments	719,558	111,081

Capital leases had weighted average interest rates of 11.41% and 10.03% for the years ended December 31, 2014 and 2015, respectively.

17.	BONDS PAYABLE

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

the 2016 Bonds is 9.29%. On June 30, 2014, the Company repurchased 73.57% of the outstanding 2016 Bonds with the total consideration of RMB776,163 including payment of accrued interests of RMB15,556. The debt extinguishment loss amounting to RMB41,581 was recognized in earnings upon the repurchase. The 2016 Bonds were subsequently fully repaid in March 2016.

On June 26, 2014, the Company issued and sold bonds with an aggregate principal amount of RMB2,000,000 at a coupon rate of 6.875% per annum (the “2017 Bonds”). The 2017 Bonds will mature on June 26, 2017. The 2017 Bonds were listed and quoted on the Official List of the Singapore Exchange Securities Trading Limited. Interest on the 2017 Bonds is payable semi-annually in arrears on June 26 and December 26 in each year, beginning December 26, 2014. Net proceeds from the 2017 Bonds after deducting issuance costs of RMB19,360, were RMB1,980,640.The proceeds from issuance of 2017 Bonds was used to new data centers, fund acquisitions, repurchase the 2016 Bonds and for general corporate purposes. The effective interest rate of the 2017 Bonds is 7.39%.

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

The following table summarizes the aggregate required repayments of the principal amounts of the Company’s long-term borrowings, including the bonds payable and bank borrowings (Note 14) and mandatorily redeemable noncontrolling interests in the succeeding five years and thereafter:

	RMB	US$
For the years ending December 31,
2016	403,053	62,221
2017	2,037,651	314,559
2018	32,740	5,054
2019	20,030	3,092
2020	13,000	2,007
Thereafter	—	—

18.	DEFERRED GOVERNMENT GRANTS

During the years ended December 31, 2013, 2014 and 2015, the Company received RMB2,950, RMB20,920 and RMB10,160 (US$1,568), respectively, in government grants from the relevant PRC government authorities. The government grants received during the year ended December 31, 2013, 2014 and 2015 are required to be used in construction of property and equipment. These grants are initially deferred and subsequently recognized in the statement of operations when the Company has complied with the conditions or performance obligations attached to the related government grants, if any, and the grants are no longer refundable. Grants that subsidize the construction cost of property and equipment are amortized over the life of the related assets as a reduction of the associated depreciation expense.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

18.	DEFERRED GOVERNMENT GRANTS (CONTINUED)

Movements of deferred government grants are as follows:

	For the year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
Balance at beginning of the year	18,793	18,046	33,572	5,183
Additions	2,950	20,920	10,160	1,568
Recognized as a reduction of depreciation expense	(3,697)	(5,394)	(6,112)	(944)

Balance at end of the year	18,046	33,572	37,620	5,807

19.	TREASURY STOCK

For the year ended December 31, 2013, 2014 and 2015, the Company repurchased the number of 586,869 ADSs, 1,553,085 ADSs and nil pursuant to the share repurchase plans. The repurchased ordinary shares were mainly used for settlement of acquisition payment.

For the year ended December 31, 2013, 2014 and 2015, 840,114 ADSs, nil and 146,372 ADSs were issued to settle the contingent consideration payment in relation to acquisitions.

In 2014, 76,048 ADSs were issued to Galaxy ENet Inc. (“Galaxy ENet”) (Note 22(b)).

20.	ACCUMULATED OTHER COMPREHENSIVE LOSS

The changes in accumulated other comprehensive (loss) income by component, net of tax of nil, are as follows:

	Foreign currency translation	Total
	RMB	RMB
Balance as of January 1, 2013	(57,367)	(57,367)
Current year other comprehensive loss	(25,222)	(25,222)

Balance as of December 31, 2013	(82,589)	(82,589)
Current year other comprehensive income	16,835	16,835

Balance as of December 31, 2014	(65,754)	(65,754)
Current year other comprehensive income	41,518	41,518

Balance as of December 31, 2015	(24,236)	(24,236)

Balance as of December 31, 2015, in US$	(3,741)	(3,741)

21.	MAINLAND CHINA EMPLOYEE CONTRIBUTION PLAN

As stipulated by the regulations of the PRC, full-time employees of the Company in the PRC participate in a government-mandated multiemployer defined contribution plan organized by municipal and provincial governments. Under the plan, certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Company is required to make contributions to the plan based on certain percentages of employees’ salaries. The total expenses for the plan were RMB45,934, RMB88,102 and RMB89,571 (US$13,827), respectively, for the years ended December 31, 2013, 2014 and 2015.

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

In order to further promote the success and enhance the value, the Company adopted the 2014 Plan. The 2014 Plan was approved by Annual General Meeting on May 29, 2014. Under the 2014 Plan, the Company may issue an aggregate of no more than 20,461,380 shares (“Maximum Number”) and such Maximum Number should be automatically increased by a number that is equal to 15% of the number of new shares issued by the Company from time to time. The maximum aggregate number of ordinary shares to be issued under 2014 Plan was subsequently amended to 39,606,817, as approved by the Board of Directors and shareholders of the Company on October 30, 2015. All share options, restricted shares and restricted share units to be granted under the 2014 Plan have a contractual term of ten years and generally vest over 3 to 4 years in the grantee’s option agreement.

The Company granted 676,592, 3,122,417 and 952,178 RSUs in 2013, 2014 and 2015, respectively, with performance conditions whereby a predetermined number will vest upon the assignment of an annual performance review in accordance with predetermined performance targets for the grantees over a one or four-year period. As it is probable for the Company to estimate the annual performance review ratings for the individual grantees, the Company commenced recognition of the related compensation expense using the accelerated recognition method.

The compensation cost related to remaining unvested share options shall be recognized over the remaining requisite service period or the performance review period. As of December 31, 2015, options to purchase 4,180,198 of ordinary shares were outstanding.

The following table summarizes the Company’s employee share option activity under the 2010 Plan:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		(US$)	(Years)	(US$)
Outstanding, January 1, 2015	9,054,118	0.32	6.3	20,450
Exercised	(4,741,920)	0.25
Forfeited	(132,000)	0.78

Outstanding, December 31, 2015	4,180,198	0.39	6.1	13,275

Vested and expected to vest at December 31, 2015	4,134,216	0.38	6.1	13,129

Exercisable as of December 31, 2015	3,797,029	0.35	6.1	12,042

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the fair value of the underlying stock at each reporting date, for those awards that have an exercise price below the estimated fair value of the Company’s shares. As of December 31, 2014 and 2015,

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

22.	SHARE BASED COMPENSATION (CONTINUED)

(a)	Option granted to employees (Continued)

the Company had options outstanding to purchase an aggregate of 9,054,118 shares and 4,180,198 shares with an exercise price below the fair value of the Company’s shares, resulting in an aggregate intrinsic value of RMB126,884 and RMB85,993 (US$13,275), respectively.

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

The aggregate fair value of the outstanding options at the grant date was determined to be RMB32,006 (US$ 4,941) as of December 31, 2015 and such amount is recognized as compensation expense using the straight-line method for all employee share options granted with graded vesting based on service conditions and the accelerated method for share options granted with graded vesting based on performance conditions. The weighted-average grant-date fair value of options granted during the years ended December 31, 2013, 2014 and 2015 was nil. The total fair value of share options vested during the years ended December 31, 2013, 2014 and 2015 was US$3,388, US$5,488 and US$3,111, respectively. The aggregate intrinsic value of options exercised during the years ended December 31, 2013, 2014 and 2015 was US$24,355, US$15,517, and US$15,519, respectively.

As of December 31, 2015, there was RMB17 (US$3) of unrecognized share-based compensation cost, net of estimated forfeitures, related to unvested options which is expected to be recognized over a weighted-average period of 0.2 year. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

22.	SHARE BASED COMPENSATION (CONTINUED)

(a)	Option granted to employees (Continued)

The following table summarizes the Company’s RSUs activity under the 2010 Plan and 2014 Plan:

	Number of RSUs	Weighted-average grant date fair value	Weighted-average remaining contractual life	Aggregate intrinsic value
		(US$)	(Years)	(US$)
Unvested, January 1, 2015	3,610,256	19.22	8.6	55,851
Granted	1,131,218	18.27
Vested	(1,403,132)	17.63
Forfeited	(1,565,282)	20.40

Unvested, December 31, 2015	1,773,060	19.14	8.6	35,211

Share-based compensation cost for RSUs is measured based on the closing fair market value of the Company’s ADS on the date of grant and the reporting date for equity and liability classified RSUs, respectively. The aggregate fair value of the unvested RSUs as of December 31, 2015 was RMB228,090 (US$35,211), and such amount is recognized as compensation expense using the straight-line method for the RSUs with graded vesting based on service conditions and the accelerated method for the RSUs with graded vesting based on performance conditions and share-settled bonuses. The weighted-average grant-date fair value of RSUs granted during the years ended December 31, 2013, 2014 and 2015 was US$14.22, US$23.27 and US$18.27, respectively. The total fair value of RSUs vested during the years ended December 31, 2013, 2014 and 2015 was US$2,898, US$9,774 and US$993, respectively.

During 2015, the Company granted 179,040 RSUs to settle the performance bonuses as elected by employees. As of December 31, 2015, there was RMB142,725 (US$22,033) of unrecognized share-based compensation cost related to RSUs which is expected to be recognized over a weighted-average vesting period of 2.4 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.

(b)	Fully vested ordinary shares to employees

On March 5, 2014, the Company agreed to issue 690,000 fully vested ADSs to Galaxy ENet, a company owned by a certain management employee of the Managed Network Entities. These ADSs are to compensate certain management employees of the Managed Network Entities in exchange for their past services and all of them have transferred their rights to Galaxy ENet. Such fully vested ADSs were issued to Galaxy ENet with treasury stock of 76,048 ADSs and newly issued share of 613,952 ADSs. Accordingly, the Company recorded share-based compensation cost of RMB117,207 in “General and administrative expenses” within the Company’s consolidated statements of operations.

(c)	Shares issued to management of Dermot Entities (Note 4)

For the year ended December 31, 2014 and 2015, the Company recorded compensation cost of RMB4,022 and RMB8,439 (US$1,303) within the Company’s consolidated statements of operations, respectively.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

22.	SHARE BASED COMPENSATION (CONTINUED)

(c)	Shares issued to management of Dermot Entities (Note 4) (Continued)

Total compensation expense relating to share options and RSUs granted to employees recognized for the years ended December 31, 2013, 2014 and 2015 is as follows:

	For the year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
Cost of revenues	8,054	7,163	12,422	1,918
Sales and marketing expenses	13,405	13,482	13,488	2,082
General and administrative expenses	40,711	208,914	153,814	23,745
Research and development expenses	5,599	4,176	10,303	1,590

	67,769	233,735	190,027	29,335

23.	TAXATION

Enterprise income tax (“EIT”)

Cayman Islands

The Company is incorporated in the Cayman Islands and conducts its primary business operations through the subsidiaries and VIEs in the PRC and Hong Kong. It also has intermediate holding companies in BVI. Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains.

Hong Kong

Subsidiaries in Hong Kong are subject to Hong Kong profits tax rate of 16.5% for the years ended December 31, 2013, 2014 and 2015. No provision for Hong Kong profits tax has been made in the consolidated financial statements as these entities had no assessable profits in the years ended December 31, 2013, 2014 and 2015, except for DYX which was newly acquired in 2014 and has profits since acquisition.

Taiwan

DYX Taiwan branch is incorporated in Taiwan and is subject to Taiwan profits tax rate of 17% for the year ended December 31, 2014 and 2015.

The PRC

The Company’s PRC subsidiaries are incorporated in the PRC and subject to PRC EIT on the taxable income in accordance with the relevant PRC income tax laws.

Effective January 1, 2008, the statutory corporate income tax rate is 25%, except for certain entities eligible for preferential tax rates.

21Vianet Beijing was qualified for a High and New Technology Enterprises (“HNTE”) since 2008 and is eligible for a 15% preferential tax rate. In October 2014, 21Vianet Beijing obtained a new certificate, which will expire in October 2017. In accordance with the PRC Income Tax Laws, an enterprise awarded with the HNTE status may enjoy a reduced EIT rate of 15%. For the years ended December 31, 2013, 2014 and 2015, 21Vianet Beijing enjoyed a preferential tax rate of 15%.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

23.	TAXATION (CONTINUED)

In April 2011, 21Vianet (Xi’an) Information Outsourcing Industry Park Services Co., Ltd (“Xi’an Sub”), a subsidiary located in Shaanxi Province, qualified for a preferential tax rate of 15%. The preferential tax rate is awarded for companies that have operations in certain industries and meet the criteria of the Preferential Tax Policies for Development of the West Regions. The entity’s qualification will need to be assessed on an annual basis. For the years ended December 31, 2013, 2014 and 2015, Xi’an Sub enjoyed a preferential tax rate of 15%.

In July 2012, Gehua, a subsidiary located in Guangdong Province, qualified as a HNTE and is eligible for a 15% preferential tax rate effective from 2012 to 2014, and thereafter for an additional three years if it is able to meet the HNTE technical and administrative requirements in those three years. Gehua has successfully renewed the HNTE certificate in 2015. For the years ended December 31, 2013, 2014 and 2015, Gehua enjoyed a preferential tax rate of 15%.

In June 2009, BJ Fastweb, a subsidiary located in Beijing, qualified as a HNTE and is eligible for a 15% preferential tax rate effective from 2009 to 2011, and thereafter for an additional three years if it is able to meet the HNTE technical and administrative requirements in those 3 years. BJ Fastweb has successfully renewed the HNTE certificate in 2015. For the years ended December 31, 2013, 2014 and 2015, BJ Fastweb enjoyed a preferential tax rate of 15%.

In December 2013, WiFire BJ, a subsidiary located in Beijing, qualified as an HNTE and became eligible for a 15% preferential tax rate effective from 2013 to 2015, and thereafter for an additional three years if it is able to meet the HNTE technical and administrative requirements in those three years. For the years ended December 31, 2013, 2014 and 2015, WiFire BJ enjoyed a preferential tax rate of 15%.

In 2013, BJ iJoy qualified as a software enterprise which allows the Company to utilize a two-year 100% exemption for 2013 and 2014 followed by a three-year half-reduced EIT rate effective for the years from 2015 to 2017. For the years ended December 31, 2013 and 2014, BJ iJoy enjoyed the 100% tax exemption for its taxable income. For the year ended December 31, 2015, BJ iJoy enjoyed the half-reduced EIT rate for its taxable income.

In 2010, GD Tianying, a subsidiary located in Guangdong Province, qualified as a HNTE and is eligible for a 15% preferential tax rate effective from 2010 to 2012, and thereafter for an additional three years if it is able to meet the HNTE technical and administrative requirements in those 3 years. The company’s HNTE certificate expired as of December 31, 2012 and the Company obtained a renewed certificate in October 2013, which will expire on October 12, 2016. For the years ended December 31, 2014 and 2015, GD Tianying enjoyed a preferential tax rate of 15%.

In 2000 and 2012, SC Aipu and Yunnan Aipu Network Technology Co., Ltd. (“YN Aipu”), respectively, qualified for a preferential tax rate of 15%. The preferential tax rate is awarded for companies that have operations in certain industries and meet the criteria of the Preferential Tax Policies for Development of the West Regions. The qualification will need to be reviewed on an annual basis. For the years ended December 31, 2014 and 2015, SC Aipu and YN Aipu enjoyed a preferential tax rate of 15%.

The Company’s other PRC subsidiaries were subject to EIT at a rate of 25% for the years ended December 31, 2013, 2014 and 2015.

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

December 31, 2015, no detailed interpretation or guidance has been issued to define “place of effective management”. Furthermore, as of December 31, 2015, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. If the Company is deemed as a PRC tax resident, it would be subject to PRC tax under the New CIT Law. The Company will continue to monitor changes in the interpretation or guidance of this law.

Loss before income taxes consists of:

	For the year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
Non-PRC	(165,039)	(485,539)	(256,279)	(39,562)
PRC	128,360	173,735	(97,166)	(15,000)

	(36,679)	(311,804)	(353,445)	(54,562)

Income tax expense comprises of:

	For the year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
Current	(29,905)	(45,401)	(68,092)	(10,512)
Deferred	19,581	28,728	20,262	3,128

	(10,324)	(16,673)	(47,830)	(7,384)

The reconciliation of tax computed by applying the statutory income tax rate of 25% for the years ended December 31, 2013, 2014 and 2015 applicable to the PRC operations to income tax expense is as follows:

	For the year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
Loss before income taxes	(36,679)	(311,804)	(353,445)	(54,562)

Income tax benefit computed at applicable tax rates (25%)	9,170	77,951	88,361	13,641
Non-deductible expenses	(3,385)	(6,095)	(19,216)	(2,966)
Research and development expenses	6,850	6,879	6,871	1,061
Effect of tax holidays	10,487	6,305	2,743	423
Preferential rate	2,655	20,049	6,183	954
Current and deferred tax rate differences	11,938	(8,553)	(2,876)	(444)
International rate differences	(36,080)	(108,066)	(90,773)	(14,013)
Tax exempted income	(905)	2,118	—	—
Unrecognized tax benefits	(6,719)	3,872	(529)	(82)
Deferred tax expense	(7,882)	(3,109)	(387)	(60)
Change in valuation allowance	1,172	(7,704)	(36,529)	(5,639)
Prior year provision to return true up	2,375	(320)	(1,678)	(259)

Income tax expense	(10,324)	(16,673)	(47,830)	(7,384)

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

23.	TAXATION (CONTINUED)

The benefit of the tax holiday per basic and diluted earnings per share is as follows:

	For the year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
Basic	0.029	0.016	0.006	0.001

Diluted	0.029	0.016	0.006	0.001

Deferred Tax

The significant components of deferred taxes are as follows:

	December 31,
	2014	2015
	RMB	RMB	US$
Deferred tax assets
Current
Allowance for doubtful accounts	1,523	7,533	1,163
Accrued salary and welfare	30,226	22,843	3,526
Accrued expenses	2,302	4,474	691

Property and equipment	1,424	1,487	229
Deferred government grant-current	74	321	50
Valuation allowance	(547)	(5,545)	(856)

Net current deferred tax assets	35,002	31,113	4,803

Non-current
Tax losses	18,787	46,283	7,144
Property and equipment	15,428	18,783	2,899
Intangible assets	936	1,772	274
Capital lease	8,717	15,061	2,325
Deferred government grant-non-current	6,234	5,259	812
Depreciation and amortization generated from acquisitions	8,361	7,163	1,106
Valuation allowance	(15,890)	(47,421)	(7,320)

Net non-current deferred tax assets	42,573	46,900	7,240

Total deferred tax assets	77,575	78,013	12,043

Deferred tax liabilities
Current
Accrued interest income	2,696	—	—

Non-current
Intangible assets	235,346	204,236	31,529
Property and equipment	69,896	69,038	10,658
Capitalized interest expense	5,098	6,700	1,034
Gain generated from equity method investment	—	13,238	2,043

Net non-current deferred tax liabilities	310,340	293,212	45,264

Total deferred tax liabilities	313,036	293,212	45,264

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

23.	TAXATION (CONTINUED)

As of December 31, 2015, the Company has net tax operating losses from its PRC subsidiaries and its Consolidated VIEs, as per filed tax returns, of RMB251,985 (US$38,900), which will expire between 2016 to 2020.

As of December 31, 2015, the Company intends to permanently reinvest the undistributed earnings from other foreign subsidiaries to fund future operations. As of December 31, 2015, the total amount of undistributed earnings from its PRC subsidiaries as well as VIEs was RMB1,117,701 (US$172,543). The amount of unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries is not determined because such a determination is not practicable.

Unrecognized Tax Benefits

As of December 31, 2014 and 2015, the Company recorded unrecognized tax benefits of RMB20,453 and RMB14,492 (US$2,237), respectively.

The unrecognized tax benefits and its related interest are primarily related to the application of a reduced income tax rate not yet approved and unqualified deemed profit tax filing method. RMB9,338 of the total unrecognized tax benefits, ultimately recognized, will impact the effective tax rate. It is possible that the amount of uncertain tax benefits will change in the next 12 months, however, an estimate of the range of the possible outcomes cannot be made at this time.

A roll-forward of unrecognized tax benefits is as follows:

	For the year ended December 31,
	2014	2015
	RMB	RMB	US$
Balance at beginning of year	14,232	16,682	2,575
Reversal based on tax positions related to prior years	(5,948)	(11,144)	(1,720)
Additions based on tax positions related to the current year	8,398	6,602	1,019

Balance at end of year	16,682	12,140	1,874

In the years ended December 31, 2013, 2014 and 2015, the Company recorded (reversed) interest expense of RMB2,289, RMB(556) and RMB(1,419) (US$(219)), respectively. Accumulated interest expense recorded by the Company was RMB3,771 and RMB2,352 (US$363) as of December 31, 2014 and 2015, respectively. As of December 31, 2015, the tax years ended December 31, 2011 through 2015 for the PRC subsidiaries remain open for statutory examination by the PRC tax authorities.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

24.	RELATED PARTY TRANSACTIONS

a)	Related parties *

Name of related parties	Relationship with the Company
aBitCool	A company owned by the same group of the Company’s Class B ordinary shareholders (1)
aBitCool China Limited (“ABC”)	A company controlled by aBitCool
BitCool Media Group Limited (“Bitcool Media”)	A company controlled by aBitCool
Shi Dai Tong Lian	Seller of the Managed Network Entities
Concept Network Limited	Seller of the Managed Network Entities
Shanghai Shibei Hi-Tech Co., Ltd. (“SH Shibei”)	Noncontrolling shareholder of SH Wantong
Beijing Kaihua Kewei Technology Company Limited (“Kaihua Kewei”)	Seller of WiFire BJ and Yilong
A PRC citizen	Seller of iJoy
Suzhou Youpusi Information Technology Co., Ltd. (formerly known as Suzhou Aizhuoyi Information Technology Co., Ltd.) (“SZ Youpusi”)	A company controlled by the seller of iJoy
Mr. Chen Sheng	Executive Chairman of the Board of Directors
Mr. Li	Ultimate seller and noncontrolling shareholder of Aipu Group
Shantou Lishida Information Technology Co., Ltd. (“Lishida”)	Seller of Tianying
Upwise Investment Limited (“Upwise”)	Seller of Dermot Entities
Dyxnet Internet Center Limited (“DIC”)	A related party of the seller of Dermot Entities
Dyxnet Corporate Service Limited (“DCS”)	A related party of the seller of Dermot Entities
Beijing Cheetah Mobile Technology Co., Ltd. (“BJ Cheetah”) (2)	A company controlled by principal shareholder of the Company
Chengdu Xishanju Shiyou Technology Co., Ltd. (“CD Xishanju”) (2)	A company controlled by principal shareholder of the Company
Beijing Kingsoft Cloud Network Technology Co., Ltd. (“BJ Kingsoft”) (2)	A company controlled by principal shareholder of the Company
Chengdu Kingsoft Digital Entertainment Technology Co., Ltd. (“CD Kingsoft”) (2)	A company controlled by principal shareholder of the Company
Xiaomi Communication Technology Co., Ltd. (“Xiaomi Communication”) (3)	A company controlled by principal shareholder of the Company
Taiwan Xiaomi Communication Technology Co., Ltd. (“TW Xiaomi”) (3)	A company controlled by principal shareholder of the Company
Xiaomi Technology Co., Ltd. (“Xiaomi Technology”) (3)	A company controlled by principal shareholder of the Company
Beijing Xiaomi Mobile Software Co., Ltd. (“BJ Xiaomi”) (3)	A company controlled by principal shareholder of the Company
Chengdu Xingpu Investment Management Co., Ltd. (“CD Xingpu”)	A related party of Mr. Li

*	These are the related parties that have engaged in significant transactions with the Company for the year ended December 31, 2013, 2014 and 2015.
(1)	There are certain shareholders (“Common Shareholders”) that are shareholders of both aBitCool and the Company. As of December 31, 2015, in terms of economic interests and voting power, the Common

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

24.	RELATED PARTY TRANSACTIONS (CONTINUED)

Shareholders’ ownership interests in the Company were 7.67% and 31.71% while the their ownership interests in aBitCool was 90.14% in terms of both economic interests and voting power, based on the register of members of the Company. There is neither a single controlling shareholder nor a group of shareholders holding identical ownership interests individually and controlling ownership interests in aggregate in the Company and aBitCool.
(2)	These companies and Kingsoft are ultimately controlled by the same party. Kingsoft made a significant investment in the Company in 2015 (note 27).
(3)	These companies and Xiaomi are ultimately controlled by the same party. Xiaomi made a significant investment in the Company in 2015 (note 27).

b)	Other than disclosed elsewhere, the Company had the following significant related party transactions for the years ended December 31, 2013, 2014 and 2015:

	For the year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
Services provided to:
- Upwise	—	143	204	31
- DCS	—	18	73	12
- DIC	—	—	508	78
- TW Xiaomi	—	—	91	14
- Xiaomi Communication	—	—	27,144	4,190
- BJ Xiaomi	—	—	275	43
- BJ Cheetah	—	—	6,712	1,036
- CD Xishanju	—	—	3,379	522
- BJ Kingsoft	—	—	7,969	1,230

Services provided by:
- DIC	—	4,106	10,764	1,662
- DCS	—	587	9,259	1,429
- Upwise	—	97	253	39

Purchases of equipment and property from:
- SZ Youpusi	61,202	80,059	3,577	553
- DCS	—	330	—	—
- ABC	266	—	—	—
- CD Xingpu	—	—	37,101	5,727

Loans provided to:
- Seller of Aipu Group	—	98,500	—	—
- BitCool Media	19,096	22,792	—	—
- SH Shibei	4,900	—	—	—
- Seller of iJoy	12,193	—	—	—

Repayment of loans:
- BitCool Media	1,219	35,380	—	—

Receipt of interest income from loan to:
- BitCool Media	—	1,553	—	—

Interest income from loan to:
- BitCool Media	861	956	1,211	187

Management service provided by:
- DCS	—	8,949	16,602	2,563

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

24.	RELATED PARTY TRANSACTIONS (CONTINUED)

c)	The Company had the following related party balances as of December 31, 2014 and 2015:

	December 31,
	2014	2015
	RMB	RMB	US$
Amounts due from related parties:
Current:
- Bitcool Media	20,126	22,605	3,490
- Seller of iJoy	24,476	25,974	4,010
- SH Shibei	9,800	9,800	1,513
- Upwise	465	327	50
- DCS	—	61	9
- SZ Youpusi	—	863	133
- Seller of Aipu Group	—	28,500	4,399
- Xiaomi Communication	—	9,367	1,446
- TW Xiaomi	—	20	3
- BJ Cheetah	—	2,590	400
- CD Xishanju	—	1,469	227
- BJ Kingsoft	—	3,561	550

	54,867	105,137	16,230

Non-current:
- Seller of Aipu Group	98,500	70,000	10,806

Amounts due to related parties:
Current:
- Seller of the Managed Network Entities	47,755	47,755	7,372
- Seller of iJoy	50,506	61,436	9,484
- Seller of WiFire BJ and Yilong	2,970	2,970	459
- Seller of GD Tianying	9,434	—	—
- Sellers of Dermot Entities	205,380	205,800	31,770
- SZ Youpusi	7,131	—	—
- Upwise	—	41	6
- DCS	3,628	894	138
- DIC	—	789	122
- Seller of Aipu Group	—	76,666	11,835
- CD Xingpu	—	1,000	154
- Xiaomi Technology	—	210	32
- CD Kingsoft	—	5	1
- BJ Cheetah	—	22	4

	326,804	397,588	61,377

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

24.	RELATED PARTY TRANSACTIONS (CONTINUED)

	December 31,
	2014	2015
	RMB	RMB	US$
Non-current:
- Seller of iJoy	18,392	—	—
- Seller of Tianying	17,585	16,350	2,524
- Sellers of Aipu Group	67,531	11,034	1,703
- Seller of Dermot Entities	177,220	—	—

	280,728	27,384	4,227

All balances with the related parties, other than the amount due from BitCool Media, as of December 31, 2014 and 2015 were unsecured, interest-free and have no fixed terms of repayment. The loan provided to BitCool Media bears annual interest rates of 6% and will mature in 2016. The Company has recorded the related interest income of RMB861, RMB956 and RMB1,211 (US$187) using the effective interest method for the year ended December 31, 2013, 2014 and 2015, respectively.

The amount due to related parties as of December 31, 2015 mainly relate to the remaining contingent purchase consideration payable for the acquisitions of subsidiaries.

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

In accordance with the PRC Regulations on Enterprises with Foreign Investment and the articles of association of the Company’s PRC subsidiaries, a foreign-invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign-invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. 21Vianet China was established as foreign-invested enterprise and, therefore, is subject to the above mandated restrictions on distributable profits. As of December 31, 2014 and 2015, the Company’s PRC subsidiaries had appropriated RMB52,263 and RMB63,174 (US$9,752), respectively, in its statutory reserves.

As a result of these PRC laws and regulations subject to the limit discussed above that require annual appropriations of 10% of after-tax income to be set aside, prior to payment of dividends as general reserve fund, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. Amounts restricted include paid-in capital and statutory reserve funds of the Company’s PRC subsidiaries and the equity of the Consolidated VIEs, as determined pursuant to PRC generally accepted accounting principles, totaling an aggregate of RMB 5,624,872 (US$ 868,331) as of December 31, 2015.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

26.	LOSS PER SHARE

Basic and diluted loss per share for each of the years presented are calculated as follows:

	For the year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
Numerator:
Net loss	(47,003)	(328,477)	(401,275)	(61,946)
Net profit attributable to noncontrolling interest and redeemable noncontrolling interest	(1,223)	(20,003)	(26,824)	(4,141)

Net loss attributable to ordinary shareholders	(48,226)	(348,480)	(428,099)	(66,087)
Plus: (Increase) decrease in accretion of redeemable noncontrolling interests	—	(7,850)	7,850	1,212

Adjusted net loss attributable to ordinary shareholders	(48,226)	(356,330)	(420,249)	(64,875)

Denominator:
Weighted-average number of shares outstanding—basic	364,353,974	401,335,788	492,065,239	492,065,239
Weighted-average number of shares outstanding—diluted	364,353,974	401,335,788	492,065,239	492,065,239
Loss per share—Basic:
Net loss	(0.13)	(0.89)	(0.85)	(0.13)

	(0.13)	(0.89)	(0.85)	(0.13)

Loss per share—Diluted:
Net loss	(0.13)	(0.89)	(0.85)	(0.13)

	(0.13)	(0.89)	(0.85)	(0.13)

In 2013 and 2015, the Company issued 6,000,000 and 7,200,000 ordinary shares to its share depositary bank which will be used to settle stock option awards upon their exercise, respectively. No consideration was received by the Company for this issuance of ordinary shares. These ordinary shares are legally issued and outstanding but are treated as escrowed shares for accounting purposes and therefore, have been excluded from the computation of loss per share. Any ordinary shares not used in the settlement of stock option awards will be returned to the Company.

Contingently issuable shares related to the portion of contingent consideration for the acquisitions in the form of shares that are based on targets that have been fixed are included in the computation of basic loss per share as the Company does not expect any circumstances under which these shares would not be issued.

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

In May 2013, the Company issued 5,282,100 Class A ordinary shares to the sellers of Fastweb and WiFire BJ and Yilong in settlement of the contingent purchase considerations. In October 2013, the Company issued 34,683,042 Class A ordinary shares to Esta for an aggregate cash consideration of RMB533,301. In addition, Esta purchased 5,316,960 Class A ordinary shares from the Company’s existing shareholders for a total cash consideration of RMB78,685 which was paid to the selling shareholders through the Company.

In 2014, the Company issued 2,666,898 Class A ordinary shares to the sellers of Fastweb and WiFire BJ and Yilong in settlement of the contingent purchase considerations. In addition, the Company also issued 3,683,712 Class A ordinary shares to Galaxy ENet Inc. (Note 22(b)).

In 2015, the Company issued 39,087,125 Class A and 18,250,268 Class B ordinary shares to Kingsoft for an aggregate cash consideration of US$172,012 and the Company issued 6,142,410 Class A and 10,524,257 Class B ordinary shares to Xiaomi for an aggregate cash consideration of US$50,000. In addition, the Company issued 24,668,022 Class A ordinary shares to Esta for an aggregate cash consideration of US$74,004. The Company also issued 13,098,599 Class A ordinary shares to the sellers of Dermot Entities, GD Tianying and iJoy in settlement of the contingent purchase considerations.

28.	REDEEMABLE NONCONTROLLING INTERESTS

	For the year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
Balance as of January 1	—	—	773,706	119,440
Acquisition of Aipu Group (Note 4)	—	748,040	—	—
Current profit	—	17,816	24,373	3,762
Increase (decrease) in accretion of redeemable noncontrolling interests	—	7,850	(7,850)	(1,212)

Balance as of December 31	—	773,706	790,229	121,990

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

29.	FAIR VALUE MEASUREMENTS

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

Floating rate principal unguaranteed investments and fixed rate principal guaranteed investments are classified within Level 2 because the underlying assets values within these investments are directly observable in the marketplace.

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

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

29.	FAIR VALUE MEASUREMENTS (CONTINUED)

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair value measurement using:
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)	Fair value at December 31, 2014
	RMB	RMB	RMB	RMB
Cash equivalents:
- Fixed rate time deposits	116,667	—	—	116,667

Held-to-maturity short-term investments:
- Fixed rate time deposits	11,242	—	—	11,242
- Fixed rate principal guaranteed investments	—	900,000	—	900,000

Assets	127,919	900,000	—	1,027,919

Long-term borrowings:
- Bonds payable	2,211,274	—	—	2,211,274

Other liabilities:
- Share-settled bonuses	—	—	14,913	14,913
- Mandatorily redeemable noncontrolling interests in Asia Cloud Investment	—	—	100,000	100,000

Amounts due to related parties:
- Contingent consideration payable in relation to the acquisition of subsidiaries	—	—	548,017	548,017

Liabilities	2,211,274	—	662,930	2,874,204

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

29.	FAIR VALUE MEASUREMENTS (CONTINUED)

	Fair value measurement using:
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)	Fair value at December 31, 2015
	RMB	RMB	RMB	RMB	US$
Cash equivalents:
- Fixed rate time deposits	771,723	—	—	771,723	119,134

Held-to-maturity short-term investments:
- Floating rate principal unguaranteed investments	—	102,300	—	102,300	15,792

Assets	771,723	102,300	—	874,023	134,926

Long-term borrowings:
- Bonds payable	2,193,744	—	—	2,193,744	338,656

Other liabilities:
- Share-settled bonuses	—	—	41,352	41,352	6,384
- Mandatorily redeemable noncontrolling interests in Asia Cloud Investment	—	—	100,000	100,000	15,437

Amounts due to related parties:
- Contingent consideration payable in relation to the acquisition of subsidiaries	—	—	372,256	372,256	57,466

Liabilities	2,193,744	—	513,608	2,707,352	417,943

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

29.	FAIR VALUE MEASUREMENTS (CONTINUED)

The following table presents a reconciliation of all liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3):

Contingent consideration payable
RMB
Fair value at January 1, 2014	178,265
Contingent purchase consideration payable- Aipu Group (Note 4)	48,971
Contingent purchase consideration payable- Dermot Entities (Note 4)	355,067
Contingent purchase consideration payable- Other acquisitions (Note 4)	14,678
Changes in the fair value	22,629
Payment of cash consideration	(4,870)
Reclassification to equity upon resolution of contingencies	(66,280)
Foreign exchange loss generate from payment of cash consideration	(443)
Transfers out of Level 3	—

Fair value at December 31, 2014	548,017

Changes in the fair value	43,325
Payment of cash consideration	(4,543)
Reclassification to equity upon resolution of contingencies	(214,543)
Transfers in and/or out of Level 3	—

Fair value at December 31, 2015	372,256

Fair value at December 31, 2015 (US$)	57,466

Share-settled bonuses
RMB
Fair value at January 1, 2014	6,441
Increase in bonuses settled in shares during 2014	14,862
Changes in the fair value	9,141
Reclassification to equity	(15,454)
Reclassification to “Accrued expenses and other payables-Others”	(77)
Transfers in and/or out of Level 3	—

Fair value at December 31, 2014	14,913

Increase in bonuses settled in shares during 2015	41,146
Changes in the fair value	5,683
Reclassification to equity	(19,072)
Reclassification to “Accrued expenses and other payables-Others”	(1,318)
Transfers in and/or out of Level 3	—

Fair value at December 31, 2015	41,352

Fair value at December 31, 2015 (US$)	6,384

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

29.	FAIR VALUE MEASUREMENTS (CONTINUED)

Mandatorily redeemable noncontrolling interests in Asia Cloud Investment
RMB
Fair value at January 1, 2015	100,000
Changes in the fair value	—
Transfers in and/or out of Level 3	—

Fair value at December 31, 2015	100,000

Fair value at December 31, 2015 (US$)	15,437

Changes in the fair value of the contingent purchase consideration payable will be recorded in the consolidated financial statements of operations. The Company’s valuation techniques used to measure the fair value of the contingent consideration payable were derived from management’s assumptions of estimations as discussed above.

30.	COMMITMENTS AND CONTINGENCIES

Capital commitments

As of December 31, 2015, the Company has the following commitments to purchase certain computer and network equipment and construction in progress:

	RMB	US$
2016	342,825	52,923
2017	78,229	12,076
2018	6,129	946

	427,183	65,945

Operating lease commitments

The Company leases facilities in the PRC, Hong Kong and United States under non-cancelable operating leases expiring on different dates. For the years ended December 31, 2013, 2014 and 2015, total rental expenses for all operating leases amounted to RMB30,853, RMB56,247 and RMB92,520 (US$14,283), respectively.

As of December 31, 2015, the Company has future minimum lease payments under non-cancelable operating leases with initial terms in excess of one year in relation to office premises and data center space consisting of the following:

	RMB	US$
2016	112,472	17,363
2017	101,542	15,675
2018	56,453	8,715
2019	38,445	5,935
2020 and thereafter	187,622	28,964

	496,534	76,652

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

30.	COMMITMENTS AND CONTINGENCIES (CONTINUED)

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. The terms of the leases do not contain material rent escalation clauses or contingent rents.

Bandwidth and cabinet capacity purchase commitments

As of December 31, 2015, the Company had outstanding purchase commitments in relation to bandwidth and cabinet capacity consisting of the following:

	RMB	US$
2016	1,627,851	251,297
2017	315,121	48,646
2018	248,759	38,402
2019	237,265	36,627
2020 and thereafter	566,147	87,398

	2,995,143	462,370

Managed Network Services

As of December 31, 2015, the Company was in the process of negotiation with the seller of the Managed Network Entities on the quality assessment of the fiber optic network subsequent to the completion of construction. As this is a pending event subsequent to the acquisition which is unrelated to the original acquisition, the Company concluded that the accounting for any settlement should be separated from that of the business combination. Based on the Company’s best estimate, the fair value of the related contingent consideration in shares of RMB47,755, as determined based on the remeasured amount of December 31, 2012, is accrued as a contingent payable pursuant to ASC 450, Contingencies. The Company is negotiating with the seller of the Managed Network Entities to come to an agreement on the quality assessment of the fiber optic network as of December 31, 2015 and the Company’s estimate of the contingent payable remains unchanged.

Income Taxes

As of December 31, 2015, the Group has recognized an accrual of RMB14,492 (US$2,237) for unrecognized tax benefits and its interest (Note 23). The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of statutes of limitation. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties. As of December 31, 2015, the Group classified the accrual for unrecognized tax benefits as a non-current liability.

Securities Litigation

The Company and certain of its officers and directors were named as defendants in two putative securities class actions filed in U.S. federal district courts in Texas, The complaints in both actions alleged that certain of the Company’s financial statements and other public disclosures contained misstatements or omissions and asset claims under the U.S. securities laws. Putative plaintiffs in these actions have filed motions to consolidate the cases and for appointment of a lead plaintiff, which remain pending before the court. As the actions remain in their preliminary stages, the Company’s management is unable to express any opinion on the likelihood of an unfavorable outcome or any estimate of the amount or range of any potential loss.

31.	SUBSEQUENT EVENTS

Other than those disclosed in the financial statement, there are no significant subsequent events as of the date of the report.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

32.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

	Note		As of December 31,
			2014	2015
			RMB	RMB	US$
ASSETS
Current assets
Cash			3,891	798,200	123,221
Restricted cash			100,000	—	—
Short-term investments			11,242	—	—
Prepaid expenses and other current assets			52,989	66,287	10,233
Amount due from a related party	(b	)	24,476	25,974	4,010
Amount due from subsidiaries	(b	)	2,078,468	3,153,413	486,803

Total current assets			2,271,066	4,043,874	624,267

Non-current assets
Investments in subsidiaries			2,659,202	2,565,783	396,089
Amount due from a related party	(b	)	70,000	70,000	10,806
Other non-current assets			27,900	6,123	945

Total non-current assets			2,757,102	2,641,906	407,840

Total assets			5,028,168	6,685,780	1,032,107

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables			4,772	14,826	2,289
Account payables			—	5,929	914
Interest payable			7,390	7,829	1,209
Amount due to related parties	(b	)	268,290	346,872	53,548
Amount due to subsidiaries	(b	)	—	3,728	576
Bonds payable	(d	)	—	264,250	40,793

Total current liabilities			280,452	643,434	99,329

Non-current liabilities
Amount due to related parties	(b	)	280,728	27,384	4,227
Bonds payable	(d	)	2,264,064	2,000,000	308,747

Total non-current liabilities			2,544,792	2,027,384	312,974

Total liabilities			2,825,244	2,670,818	412,303

Shareholders’ equity:
Class A Ordinary shares (par value of US$0.00001 per share; 1,200,000,000 and 1,200,000,000 shares authorized; 346,803,765 and 458,916,346 shares issued and outstanding as of December 31, 2014 and 2015, respectively)			23	30	4
Class B Ordinary shares (par value of US$0.00001 per share; 300,000,000 and 300,000,000 shares authorized; 49,430,544 and 63,596,248 shares issued and outstanding as of December 31, 2014 and 2015, respectively)			3	4	1
Additional paid-in capital			4,117,232	6,295,320	971,830
Accumulated other comprehensive loss			(65,754)	(24,236)	(3,741)
Accumulated deficit			(1,634,915)	(2,063,014)	(318,474)
Treasury stock			(213,665)	(193,142)	(29,816)

Total shareholders’ equity			2,202,924	4,014,962	619,804

Total liabilities and shareholders’ equity			5,028,168	6,685,780	1,032,107

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

32.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

Condensed statements of operations

	For the year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
Operating Expenses
General and administrative expenses	(16,741)	(125,859)	(166,662)	(25,729)
Changes in the fair value of contingent purchase consideration payables	(99,874)	(22,629)	(43,325)	(6,688)

Operating loss	(116,615)	(148,488)	(209,987)	(32,417)
Other income	(41,475)	(199,418)	(152,100)	(23,480)
Share of profits (losses) from subsidiaries and Consolidated VIEs	109,864	(574)	(66,012)	(10,190)

Loss before income taxes	(48,226)	(348,480)	(428,099)	(66,087)
Income tax expense	—	—	—	—

Net loss	(48,226)	(348,480)	(428,099)	(66,087)

Condensed statements of comprehensive loss

	For the year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
Net loss	(48,226)	(348,480)	(428,099)	(66,087)
Other comprehensive (loss) income, net of tax of nil:
Foreign currency translation adjustments, net of tax of nil	(21,357)	16,835	41,518	6,409

Other comprehensive loss, net of tax of nil:
Comprehensive loss	(69,583)	(331,645)	(386,581)	(59,678)

Comprehensive loss attributable to the Company’s ordinary shareholders	(69,583)	(331,645)	(386,581)	(59,678)

Condensed statements of cash flows

	For the year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
Net cash used in operating activities	(26,630)	(23,952)	(26,621)	(4,110)
Net cash used in investing activities	(67,455)	(1,186,053)	(977,300)	(150,869)
Net cash generated from financing activities	670,670	623,214	1,798,230	277,599

Net increase (decrease) in cash	576,585	(586,791)	794,309	122,620
Cash at beginning of the year	14,097	590,682	3,891	601

Cash at end of the year	590,682	3,891	798,200	123,221

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

32.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

(a)	Basis of presentation

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

(b)	Related party transactions

The Company had the following related party balances as of December 31, 2014 and 2015:

	December 31,
	2014	2015
	RMB	RMB	US$
Amount due from subsidiaries
- 21Vianet HK	2,056,545	2,997,103	462,674
- 21Vianet Beijing	1,726	—	—
- Xi’an Holding	6,123	6,563	1,013
- Ventures	14,074	19,546	3,017
- Asia Cloud Technology	—	4,157	642
- WiFire Group	—	649	100
- Fastweb Technology	—	54,364	8,392
- 21V Mobile	—	71,031	10,965

	2,078,468	3,153,413	486,803

Amount due from related parties
Current:
- Seller of iJoy	24,476	25,974	4,010

Non-current:
- Seller of Aipu Group	70,000	70,000	10,806

Amount due to subsidiaries
- 21Vianet Technology	—	7	1
- 21Vianet Beijing	—	3,719	574
- 21Vianet China	—	2	1

	—	3,728	576

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

32.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

	December 31,
	2014	2015
	RMB	RMB	US$
Amount due to related parties
Current:
- Sellers of WiFire BJ &Yilong	2,970	2,970	459
- Sellers of Tianying	9,434	—	—
- Seller of Aipu Group	—	76,666	11,835
- Seller of Dermot Entities	205,380	205,800	31,770
- Seller of iJoy	50,506	61,436	9,484

	268,290	346,872	53,548

Non-current:
- Sellers of Tianying	17,585	16,350	2,524
- Seller of Aipu Group	67,531	11,034	1,703
- Seller of iJoy	18,392	—	—
- Seller of Dermot Entities	177,220	—	—

	280,728	27,384	4,227

(c)	Commitments

Operating lease commitments

The Company leases a facility in the United States under non-cancelable operating lease expiring on March 1, 2025. For the year ended December 31, 2013, 2014 and 2015, total rental expense for the operating lease amounted to nil, nil and RMB13,952 (US$2,154).

As of December 31, 2015, the Company has future minimum lease payments under non-cancelable operating leases with initial terms in excess of one year in relation to data center space consisting of the following:

	RMB	US$
2016	16,925	2,613
2017	17,348	2,678
2018	17,781	2,745
2019	18,226	2,813
2020 and thereafter	103,338	15,953

	173,618	26,802

(d)	Bonds payable

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

of RMB25,189 and a discount of RMB1,970, were RMB972,841, which will be used for construction of new data centers and other general corporate purposes. The effective interest rate of the 2016 Bonds is 9.29%. On June 30, 2014, the Company repurchased 73.57% of the outstanding 2016 Bonds with the total consideration of RMB776,163 including payment of accrued interests of RMB15,556. The 2016 Bonds were subsequently fully repaid in March 2016.

On June 26, 2014, the Company issued and sold 2017 Bonds with an aggregate principal amount of RMB2,000,000 at a coupon rate of 6.875% per annum. The 2017 Bonds will mature on June 26, 2017. The 2017 Bonds were listed and quoted on the Official List of the Singapore Exchange Securities Trading Limited. Interest on the 2017 Bonds is payable semi-annually in arrears on June 26 and December 26 in each year, beginning December 26, 2014. Net proceeds from the 2017 Bonds after deducting issuance costs of RMB19,360, were RMB1,980,640. The proceeds from issuance of 2017 Bonds was used to new data centers, fund acquisitions, repurchase the 2016 Bonds and for general corporate purposes. The effective interest rate of the 2017 Bonds is 7.39%.

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

21Vianet Group, Inc.

By:	/s/ Sheng Chen
	Name:	Sheng Chen
	Title:	Executive Chairman of Board of Directors

Date: April 12, 2016