Form 20-F
period 2016-12-31
21Vianet Group, Inc.
filed 2017-04-12
CIK 1508475

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016.

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 505,207,968 Class A ordinary shares issued and outstanding and excluding treasury shares, and 174,649,638 Class B ordinary shares, par value US$0.00001 per share, as of December 31, 2016.

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

Our selected consolidated financial data presented below for the years ended December 31, 2014, 2015 and 2016 and our balance sheet data as of December 31, 2015 and 2016 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our audited consolidated financial statements are prepared in accordance with U.S. GAAP.

Our selected consolidated financial data presented below for the year ended December 31, 2012 and 2013 and our balance sheet data as of December 31, 2012, 2013 and 2014 have been derived from our audited financial statements not included in this annual report.

Starting in 2016, we began reporting our operating results in two operating segments, namely hosting and related services and managed network services. Content delivery network services, or CDN services, which were previously offered as part of our hosting and related services business segment, were moved to our managed network services business segment in the fourth quarter of 2016. The primary reason for such restructuring is to provide management, shareholders, and investors with a clearer picture of our operations, one that makes sense intuitively, so that they can make more accurate valuations of our different business lines as well as properly benchmark us against industry best practices. Our consolidated statements of operations for the years ended December 31, 2014, 2015 and 2016 as presented in this annual report were modified to reflect this change in segment reporting for consistency purposes. Our consolidated states of operation for the years ended December 31, 2012 and 2013 were not modified to reflect such change.

	For the Year Ended December 31,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Net revenues:
Hosting and related services	866,882	1,259,260	1,505,233	2,369,223	2,668,655	384,366
Managed network services	657,276	707,457	1,371,214	1,265,149	973,119	140,159

Total net revenues	1,524,158	1,966,717	2,876,447	3,634,372	3,641,774	524,525
Cost of revenues(1)	(1,098,477)	(1,449,845)	(2,066,304)	(2,780,614)	(2,929,638)	(421,956)

Gross profit	425,681	516,872	810,143	853,758	712,136	102,569
Operating (expenses) income:
Sales and marketing expenses(1)	(109,871)	(154,479)	(287,229)	(359,460)	(352,926)	(50,832)
Research and development expenses(1)	(63,929)	(77,831)	(121,676)	(142,835)	(149,337)	(21,509)
General and administrative expenses(1)	(152,974)	(186,357)	(483,396)	(568,741)	(639,648)	(92,128)
Allowance for doubtful debt	(538)	(550)	(9,913)	(32,199)	(117,564)	(16,933)
Changes in the fair value of contingent purchase consideration payable	(17,430)	(55,882)	(22,629)	(43,325)	93,307	13,439
Impairment of long-lived assets	—	—	—	—	(392,947)	(56,596)
Operating income	—	—	—	8,569	6,783	977

	For the Year Ended December 31,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share and per share data)
Operating profit (loss)	80,939	41,773	(114,700)	(284,233)	(840,196)	(121,013)
Net profit (loss)	57,656	(47,003)	(328,477)	(401,275)	(931,922)	(134,224)
Net (income) loss attributable to non-controlling interest	(1,332)	(1,223)	(20,003)	(26,824)	298,324	42,968

Net profit (loss) attributable to Company’s ordinary shareholders	56,324	(48,226)	(348,480)	(428,099)	(633,598)	(91,256)

Earnings (loss) per share:
Basic	0.16	(0.13)	(0.89)	(0.85)	(1.37)	(0.20)

Diluted	0.16	(0.13)	(0.89)	(0.85)	(1.37)	(0.20)

Earnings (loss) per ADS:
Basic	0.96	(0.78)	(5.34)	(5.10)	(8.22)	(1.18)

Diluted	0.96	(0.78)	(5.34)	(5.10)	(8.22)	(1.18)

Shares used in earnings (loss) per share computation:
Basic	342,533,167	364,353,974	401,335,788	492,065,239	617,169,833	617,169,833
Diluted	356,784,209	364,353,974	401,335,788	492,065,239	617,169,833	617,169,833
Non-GAAP Financial Data:(2)
Adjusted gross profit	457,381	568,670	924,228	1,023,299	859,063	123,731
Adjusted net profit (loss)	167,287	120,466	79,374	(10,804)	(332,857)	(47,940)
Adjusted EBITDA	294,165	365,613	558,938	540,411	243,936	35,134

(1)	Share-based compensation was included in the related operating expense categories as follows:

	For the Year Ended December 31,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Allocation of share-based compensation expenses:
Cost of revenues	4,517	8,054	7,163	12,422	(4,110)	(592)
Sales and marketing expenses	10,508	13,405	13,482	13,488	2,490	359
Research and development expenses	4,858	5,599	4,176	10,303	(2,924)	(421)
General and administrative expenses	47,749	40,711	208,914	153,814	123,273	17,755

Total share-based compensation expenses	67,632	67,769	233,735	190,027	118,729	17,101

(2)	See “—Discussion of Non-GAAP Financial Measures.”

The following table presents a summary of our consolidated balance sheet data as of December 31, 2012, 2013, 2014, 2015 and 2016.

	As of December 31,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	432,254	1,458,856	644,415	1,685,054	1,297,418	186,867
Restricted cash (current asset)	191,766	193,020	161,649	195,230	1,963,561	282,812
Short-term investments	222,701	1,101,826	911,242	102,300	277,946	40,033
Accounts and notes receivable, net	293,369	610,413	739,945	694,108	655,459	94,406
Total current assets	1,263,157	3,600,584	2,866,620	3,469,034	5,201,923	749,233
Restricted cash (non-current asset)	221,628	219,056	121,415	128,515	33,544	4,831
Total assets	2,976,919	6,105,446	9,612,281	10,847,710	12,421,524	1,789,071
Total current liabilities	810,147	1,061,358	2,989,115	2,821,019	4,373,857	629,967
Total liabilities	1,087,614	3,630,145	6,611,618	6,023,106	5,570,507	802,320
Total mezzanine equity	—	—	773,706	790,229	700,000	100,821
Total shareholders’ equity	1,889,305	2,475,301	2,226,957	4,034,375	6,151,017	885,930

Discussion of Non-GAAP Financial Measures

In evaluating our business, we consider and use the following non-GAAP measures as supplemental measures to review and assess our operating performance: adjusted gross profit, adjusted operating expenses, adjusted net profit and adjusted EBITDA. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted gross profit as gross profit excluding share-based compensation expenses and amortization expenses of intangible assets derived from acquisitions. We define adjusted operating expenses as operating expenses excluding share-based compensation expenses, changes in the fair value of contingent purchase consideration payable and impairment of long-lived assets. We define adjusted net (profit) loss as net (profit) loss from continuing operations excluding share-based compensation expenses, amortization expenses of intangible assets derived from acquisitions, changes in the fair value of contingent purchase consideration payable and related deferred tax impact, impairment of long-lived assets and loss on debt extinguishment. We define adjusted EBITDA as EBITDA excluding share-based compensation expenses, changes in the fair value of contingent purchase consideration payable, impairment of long-lived assets and loss on debt extinguishment, and EBITDA as net profit (loss) from continuing operations before income tax benefit (expense), gain (loss) from equity method investments, foreign exchange gain (loss), other expenses, other income, interest expenses, interest income and depreciation and amortization.

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

We compensate for these limitations by relying primarily on our U.S. GAAP results and using adjusted gross profit, adjusted operating expenses, adjusted net profit and adjusted EBITDA only as supplemental measures. Our adjusted gross profit, adjusted operating expenses, adjusted net profit and adjusted EBITDA are calculated as follows for the periods presented:

	For the Year Ended December 31,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Gross profit	425,681	516,872	810,143	853,758	712,136	102,569
Plus: share-based compensation expenses	4,517	8,054	7,163	12,422	(4,110)	(592)
Plus: amortization expenses of intangible assets derived from acquisitions	27,183	43,744	106,922	157,119	151,037	21,754

Adjusted gross profit	457,381	568,670	924,228	1,023,299	859,063	123,731

Operating expenses	(344,742)	(475,099)	(924,843)	(1,137,991)	(1,552,332)	(223,582)
Plus: share-based compensation expenses	63,115	59,715	226,572	177,605	122,839	17,693
Plus: changes in the fair value of contingent purchase consideration payable	17,430	55,882	22,629	43,325	(93,307)	(13,439)
Plus: impairment of long-lived assets	—	—	—	—	392,947	56,596

Adjusted operating expenses	(264,197)	(359,502)	(675,642)	(917,061)	(1,129,853)	(162,732)

Net profit (loss)	57,656	(47,003)	(328,477)	(401,275)	(931,922)	(134,224)
Plus: share-based compensation expenses	67,632	67,769	233,735	190,027	118,729	17,101
Plus: amortization of intangible assets derived from acquisitions	27,183	43,744	106,922	157,119	151,037	21,754
Plus: changes in the fair value of contingent purchase consideration payable and related deferred tax impact	14,816	55,956	25,613	43,325	(93,489)	(13,465)
Plus: impairment of long-lived assets	—	—	—	—	392,947	56,596
Plus: loss on debt extinguishment	—	—	41,581	—	29,841	4,298

Adjusted net profit (loss)	167,287	120,466	79,374	(10,804)	(332,857)	(47,940)

Operating profit (loss)	80,939	41,773	(114,700)	(284,233)	(840,196)	(121,013)
Plus: depreciation	92,787	141,286	278,986	402,035	480,105	69,150
Plus: amortization	35,377	58,903	138,288	189,257	185,658	26,739
Plus: share-based compensation expenses	67,632	67,769	233,735	190,027	118,729	17,101
Plus: changed in the fair value of contingent purchase consideration payable	17,430	55,882	22,629	43,325	(93,307)	(13,439)
Plus: impairment of long-lived assets	—	—	—	—	392,947	56,596

Adjusted EBITDA(1)	294,165	365,613	558,938	540,411	243,936	35,134

(1)	The following table presents the Adjusted EBITDA by segment:

	For the years ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
	(In thousands)
Hosting and related services
Revenues	1,505,233	2,369,223	2,668,655	384,366
Adjusted EBITDA	281,586	395,330	456,852	65,800
Managed network services
Revenues	1,371,214	1,265,149	973,119	140,159
Adjusted EBITDA	277,352	145,081	(212,916)	(30,666)

Exchange Rate Information

Most of our operations are conducted in China and most of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in New York City for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.9430 to US$1.00, the noon buying rate in effect as of December 30, 2016. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 7, 2016, the noon buying rate was RMB6.8978 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Noon Buying Rate
Period	Period-End	Average(1)	Low	High
	(RMB per U.S. Dollar)
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2827	6.4896	6.1870
2016	6.9430	6.6563	6.4480	6.9580
October	6.7735	6.7303	6.6685	6.7819
November	6.8837	6.8402	6.7534	6.9195
December	6.9430	6.9198	6.8771	6.9580
2017
January	6.8768	6.8907	6.8360	6.9579
February	6.8645	6.8697	6.8517	6.8821
March	6.8832	6.8940	6.8687	6.9132
April (through April 7, 2016)	6.8978	6.8903	6.8832	6.8978

Source: Federal Reserve Statistical Release

(1)	Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

We may not be able to successfully implement our growth strategies.

We plan to further increase our services capacities. In 2016, we increased the aggregate number of cabinets under our management by 2,800 to more than 26,380. In order to support our growing customer demand, we plan to add new cabinets in 2017 through new self-built data centers, new phases of existing self-built data centers and partnered data centers, which will include those through our partnership with Warburg Pincus. In addition, we plan to expand our private optical fiber network to cover all of our major data centers throughout China and plan to increase our network services capacity. To achieve this expansion plan, we will be required to commit a substantial amount of operating and financial resources. Our planned capital expenditures, together with our ongoing operating expenses, will cause substantial cash outflows. If we are not able to generate sufficient operating cash flows or obtain alternative financings, our ability to fund our growth strategy may be limited. Alternative debt or equity financing may not be available when needed or, if available, may not be available on satisfactory terms. Any inability to obtain additional debt or equity financing or to generate sufficient cash from operations may require us to prioritize projects or curtail capital expenditures and could adversely affect our results of operations.

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

We depend on third-party suppliers for key elements of our network infrastructure and telecommunication network services, and we also compete with some of the third-party suppliers, primarily China Telecom and China Unicom, for certain telecommunication resources.

Our success depends in part upon our relationships with third-party suppliers, primarily China Telecom or China Unicom, for key elements of network infrastructure and telecommunication network services, including hosting facilities and bandwidth, and to some extent, optical fibers. We directly enter into agreements with the local subsidiaries of China Telecom or China Unicom, from which we lease cabinets in the data centers built and operated by them, with power systems, cabling and wiring and other data center equipment pre-installed. Because each local subsidiary of China Telecom or China Unicom has independent authority and budget to enter into contracts, our contract terms with these subsidiaries vary and are determined on a case-by-case basis. We generally define “partnered” data centers as the data center space and cabinets we leased from China Telecom, China Unicom and other third parties through agreements. Based on the specific requests of our customers, demands in different cities and our strategy for points of presence, or POP, establishment, the locations and number of our partnered data centers may change from time to time. As of December 31, 2016, we leased a total of 7,086 cabinets that are housed in our 63 partnered data centers, accounting for 26.9% of the total number of our cabinets under management. If we are not able to secure sufficient cabinets from China Unicom and China Telecom, it will have a material adverse effect on our business prospects and results of operations.

We also rely on our internet bandwidth suppliers, which are primarily China Telecom and China Unicom, for a significant portion of our bandwidth needs and lease optical fibers from them to connect our data centers with each other and with the telecommunications backbones and other internet service providers, or ISPs. Our agreements with local subsidiaries of China Telecom or China Unicom usually have a one-year term with automatic renewal option. We can offer no assurances that these service providers will continue to provide service to us on a cost-effective basis or on otherwise competitive terms, if at all, or that these providers will provide us with additional capacity to adequately meet customer demand or to expand our business. Any of these factors could limit our growth prospects and materially and adversely affect our business.

China Telecom and China Unicom also provide data center and bandwidth services and directly compete with us while we exercise little control over them. See “—We may not be able to compete effectively against our current and future competitors.” We believe that we have good business relationships with China Telecom and China Unicom, and we have access to adequate hosting facilities and bandwidth to provide our services. However, there can be no assurance that we can always secure hosting facilities and bandwidth from China

Telecom and China Unicom on commercially acceptable terms, or at all. For example, in 2016, China Telecom and China Unicom both began reducing the supply of bandwidth they provide to us, which has adversely affected our CDN and network services businesses.

We also depend on third-party suppliers for optical fibers for our data transmission network. We offer no assurance that we will be able to maintain a good relationship with our optical fiber providers or renew our leases on commercially reasonably terms, if at all. The occurrence of these events would materially and adversely affect our ability to provide services and affect our business and results of operations.

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

Furthermore, we have experienced and expect to continue to experience interruptions or delays in network services. Any failure on our part or the part of our third-party suppliers to achieve or maintain high data transmission capacity, reliability or performance could significantly reduce customer demand for our services and damage our business and reputation. As our customer base grows and their usage of telecommunications resources increases, we may be required to make additional investments in our capacity to maintain adequate data transmission speed. The availability of such capacity may be limited or the cost may be unacceptable to us. If adequate capacity is not available to us as our customers’ usage increases, our network may be unable to achieve or maintain sufficiently high data transmission capacity, reliability or performance. In addition, our operating margins may suffer if our bandwidth suppliers increase the prices for their services and we are unable to pass along the increased costs to our customers.

We compete with China Mobile in the last-mile wired broadband services business.

In December 2013, China’s Ministry of Industry and Information Technology, or MIIT, issued a fixed-line broadband license to China Mobile and authorized China Mobile to enter into the fixed broadband market. As part of its strategy to gain market share from the incumbent players such as China Telecom and China Unicom, China Mobile began offering fixed-line broadband service packages at discounted prices, and frequently offered appealing promotions to attract new customers.

As a Chinese state-owned enterprise, China Mobile has vastly greater resources as compared to us. For example, it has plenty of cash on hand and a strong ability to generate operating cash flow from its business lines other than its fixed-line broadband business. As such, China Mobile is able to offer steep price discounts or free service for a period of time to the customers in order to gain market share even if it may suffer losses during such period of time. However, our cash position may not allow us to offer competitive deals to retain our customers or attract new customers in the last-mile wired broadband market in case of a prolonged price war. As a result, we are not in an advantageous position in the competition with China Mobile in terms of the last-mile wired broadband business, and our operating results may be adversely affected.

Our leases for data centers could be terminated early, we may not be able to renew our existing leases on commercially reasonable terms, and our rent could increase substantially in the future, which could materially and adversely affect our operations.

We lease buildings with suitable power supplies and safe structures meeting our data center requirements and convert them into data centers by installing power generators, air conditioning systems, cables, cabinets and other equipment. We also build our own data centers from the ground up after obtaining suitable land. For a small portion of our data centers, we purchase data center equipment and install them in a property with already installed infrastructure and then lease the data center back to such property owner. We generally refer to these three types of data centers as “self-built” data centers. Our operating leases generally have three to twenty years lease terms with renewal options. As of December 31, 2016, our self-built data centers house 19,294 cabinets, or 73.1% of the total number of our cabinets under our management. We plan to renew our existing leases upon expiration. However, we may not be able to renew these leases on commercially reasonable terms, if at all. We may experience an increase in our rent payments. In addition, although the lessors of our self-built data centers generally do not have the right of early termination and we have not experienced any early termination as of the date of this annual report, the lease could be terminated early if we are in material breach of the lease agreements or the leased premises become unavailable due to reasons beyond the lessors’ control. If our leases for data centers were terminated early, we may have to relocate our data center equipment and the servers and equipment of our customers to a new building and incur significant costs related to relocation. Any relocation could also affect our ability to provide services and harm our reputation. As a result, our business and results of operations could be materially and adversely affected.

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

In February 2012, we won a bid for radio spectrum in the 2.3 GHz band to provide broadband wireless access services in Hong Kong for HK$150 million. In August 2015, the Hong Kong Communications Authority agreed to our proposal to provide fixed wireless broadband service to rural villages in Hong Kong to fulfill a revised set of network and service rollout requirements for the release of a performance bond in the amount of HK$150 million submitted by us to the Hong Kong Communications Authority. Currently, we plan to incur a small amount of capital expenditure to build the infrastructures in rural areas in Hong Kong by ourselves. However, we may not be able to successfully rollout our network in rural villages in time to meet the requirements of the Hong Kong Communications Authority and the performance bond may be withheld if we fail to successfully fulfill the revised requirements for the fixed wireless license by ourselves, and furthermore, our investment in the fixed wireless license may divert our management’s attention from our core business in mainland China, which would have a material adverse effect on our business prospects and results of operations.

Difficulties in identifying, consummating and integrating acquisitions and alliances and potential write-off in connection with our investment or acquisitions may have a material and adverse effect on our business and results of operations.

As part of our growth strategy, we have acquired, and may in the future acquire, companies that are complementary to our business. From time to time, we may also make alternative investments and enter into strategic partnerships or alliances as we see fit. For example, in October 2012, we entered into a commercial operator agreement with Microsoft Corporation to expand Microsoft’s premier commercial public cloud services, Office 365 and Windows Azure, in China, the term of which was extended to December 31, 2018. In April 2013, we completed the acquisition of 100% equity interests in iJoy Holding Limited, or iJoy BVI, and its subsidiaries (collectively known as “iJoy”) with a purchase consideration of RMB97.0 million. In December 2013, we entered into a definitive agreement with IBM to introduce IBM’s premier private cloud infrastructure service and bring high-value managed private and hybrid cloud services to China and in October 2016, we launched IBM Bluemix cloud services which are now generally available in China. In May 2014, we acquired 50% equity interests plus one share in Sichuan Aipu Network Co., Ltd. and its affiliates (collectively, the “Aipu Group”). Aipu Group principally provides last-mile wired broadband access and other value-added services. In September 2015, we signed a memorandum of understanding with Unisplendour Corporation Limited (UNIS) and Microsoft to provide customized hybrid cloud computing solutions and related services to Chinese users. In June 2016, Unisplendour-Vianet Technology Inc., a joint venture between the Company and UNIS, was established with a registered capital of RMB100 million, with UNIS holds a majority stake of 51% and the Company holds the remaining 49% stake. In March 2017, we entered into an investment agreement with Warburg Pincus to establish a multi-stage joint venture and build a digital real estate platform in China. We will seed the initial JV with four existing high-performing IDC assets and Warburg Pincus will contribute direct capital and extensive industry network and resources in the real estate sector. However, past and future acquisitions, partnerships or alliances may expose us to potential risks, including risks associated with:

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

We face competition from various industry players, including carriers such as China Telecom and China Unicom, carrier-neutral service providers in China such as SINNET, GDS and Dr. Peng, CDN service provider such as ChinaNetCenter (Wangsu) and ChinaCache, cloud services providers such as AliCloud and Tencent Cloud, as well as new market entrants in the future. As we enter into the last-mile wired broadband market and VPN market, we face competition from China Mobile, Great Wall Broadband Network and Citic Telecom CPC. Competition is primarily centered on the quality of service and technical expertise, security, reliability and functionality, reputation and brand recognition, financial strength, the breadth and depth of services offered, and price. Some of our current and future competitors have substantially greater financial, technical and marketing resources, greater brand recognition, and more established relationships in the industry than we do. As a result, some of these competitors may be able to:

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

The global macroeconomic environment is facing challenges, including the escalation of the European sovereign debt crisis since 2011, the end of quantitative easing by the U.S. Federal Reserve and the economic slowdown in the Eurozone in 2014. Our business and operations are primarily based in China and most of our revenues are derived from our operations in China. Accordingly, our financial results have been, and are expected to continue to be, affected by the economy and data center services industry in China. Although the economy in China has grown significantly in the past decades, it still faces challenges. The Chinese economy has slowed down in recent years. According to the National Bureau of Statistics of China, China’s gross domestic product (GDP) growth slowed to 6.7% in 2016. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There is considerable uncertainty surrounding the policy decisions the Trump Administration in the United States will make, especially in regard to foreign policy, which may impact the relationship between China and the United States. There have been concerns over unrest and terrorist threats in the Middle East and Africa, which have resulted in volatility in oil and other markets, and over the conflicts involving Ukraine and Syria. There have also been concerns on the relationship among China and other countries, including surrounding Asian countries, which may potentially lead to foreign investors closing down their business or withdrawing their investment in China and thus existing the China market, and other economic effects. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

If we are unable to meet our customers’ requirements, our reputation and results of operations could suffer.

Our agreements with our customers contain certain guarantees regarding our performance. For hosting services, we guarantee 99.99% uptime for power and 99.9% uptime for network connectivity, failure of which will cause us to provide free service for a following period of time. In 2016, one of our data centers in southern China experienced a network outage for an extended period of time due to supplier-side connectivity issues. As a result, we failed to meet the 99.9% uptime for network connectivity and provided free service for a following period of time to all customers who were affected pursuant to customer contracts. This is a one-time incident and did not have any material impact on our business. If in the future similar incidents were to recur or we are unable to provide customers with quality customer support, we could face customer dissatisfaction, decreased overall demand for our services, and loss of revenue. In addition, inability to meet customer service expectations may damage our reputation and could consequently limit our ability to retain existing customers and attract new customers, which would adversely affect our ability to generate revenue and negatively impact our results of operations.

We rely on customers in the internet industry for most of our revenues.

We derived a majority of our revenues in 2016 from customers in China’s internet industry, including online media, e-commerce, live broadcasting, social networks, online game companies, portals, search engines, mobile internet and cloud services providers. The business models of some internet companies are relatively new and have not been well proven. Many internet companies base their business prospects on the continued growth of China’s internet market, which may not happen as expected.

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

In June 2014, we issued RMB2 billion in aggregate principal amount of RMB denominated bonds due 2017 at an interest rate of 6.875% per annum, or the 2017 Bonds. Interest on the 2017 Bonds is payable semi-annually in arrears on, or nearest to, June 26 and December 26 in each year, beginning on December 26, 2014. The 2017 Bonds have restrictive covenants relating to financial ratios as well as our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. Such covenants restrict our abilities to declare dividends or incur or guarantee additional indebtedness, among other things. On May 23, 2016, we entered into a definitive share subscription agreement with an affiliated investment vehicle of Tus-Holdings Co., Ltd., or Tus-Holdings, pursuant to which we issued 31,996,874 Class A ordinary shares and 111,053,390 Class B ordinary shares to Tus-Holdings, for an aggregate cash consideration of US$388 million. Immediately after closing of the transaction, Tus-Holdings, through the investment vehicle, held approximately 21.4% of our equity ownership, representing approximately 51.0% of our voting power. As a result, we commenced a change of control offer on August 1, 2016 to repurchase for cash all or any part of the 2017 Bonds. RMB1,579.4 million aggregate principal amount of the 2017 Bonds, representing 78.97% of the outstanding principal amount of the 2017 Bonds, have been validly tendered on August 26, 2016 and settled on August 29, 2016; while RMB420.6 million of the principal amount of the 2017 Bonds remains outstanding. Certain amendments and waivers to the terms and conditions of the 2017 Bonds were then approved by holders of approximately 67.8% of the then outstanding principal amount of the 2017 Bonds on September 21, 2016. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” for more detailed information on restrictive covenants of the 2017 Bonds.

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

Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not continue to generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

As of December 31, 2016, our total consolidated indebtedness and other liabilities representing total bank borrowings, bonds payables, accounts and notes payable and accrued expenses and other payables were RMB3,728.0 million (US$536.9 million). Failure to servicing our debt would constitute an event of default under the terms of the bonds, which would have a material adverse effect on our financial condition and results of operations.

If we are unable to comply with the restrictions and covenants contained in our debt agreements, an event of default could occur under the terms of such agreements, which could cause repayment of such debt to be accelerated.

If we are unable to comply with the restrictions and covenants in our current or future debt and other agreements, there could be a default under the terms of these agreements. In the event of a default under these agreements, the holders of the debt could terminate their commitments to lend to us, accelerate the debt and declare all amounts borrowed due and payable or terminate the agreements, whichever the case may be. For example, under the terms and conditions governing the 2017 Bonds, we are required to maintain a ratio of Adjusted EBITDA to Consolidated Interest Expense of 2.75:1 or higher. We failed to meet the ratio as a result of the decrease in Adjusted EBITDA for the six month period ended June 30, 2016. However, we believe the decrease in Adjusted EBITDA was primarily attributable to non-recurring factors and one-time expenses, the effect of which we believe to be temporary. In September 2016, the bondholders holding approximately 68.7% of the then outstanding principal amount of the 2017 Bonds passed extraordinary resolutions to approve the amendment and waivers to certain terms and conditions of the 2017 Bonds (including the ration of Adjusted EBITDA to Consolidated Interest Expense). As a result, such non-compliance did not have any negative impact on us.

Furthermore, some of our debt agreements may contain cross-acceleration or cross-default provisions. As a result, our default under one debt agreement may cause the acceleration of debt or result in a default under our other debt agreements. If any of these events occur, we cannot assure you that our assets and cash flow would be sufficient to repay in full all of our indebtedness, or that we would be able to find alternative financing. Even if we could obtain alternative financing, we cannot assure you that it would be on terms that are favorable or acceptable to us.

Increased power costs and limited availability of electrical resources could adversely affect our results of operations.

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

As China’s internet infrastructure market remains at its early stage, especially compared to those in more advanced economies, we generally operate in a more complex business environment with changing market dynamics. On one hand, the imbalance between material growth in internet traffic and the relative limited supply of high quality internet infrastructure services drives strong demand for not only data center services, but also complementary value-added services in adjacent markets, including interconnectivity services, network transmission services, cloud services, VPN services, CDN services and last-mile wired broadband services, among others. On the other hand, the potential changes in competitive landscape and regulations in an otherwise highly regulated market continues to present ambiguities and challenges. Therefore, we need to evaluate, on a continuously basis, the changing market dynamics and from time to time make adjustments to our growth strategies and operations accordingly. Any material changes to our strategies and operations, including adjustments to business models, new business areas and acquisitions, are evaluated financially, strategically and operationally by the management and approved by our board of directors. However, if we fail to capture new growth opportunities, or become unsuccessful in modifying our strategies and operations to adapt to these changing market conditions in a timely and cost-effective manner, our results of operations could be materially and adversely affected.

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

Through our strategic partnership with Microsoft, we started providing public cloud service in 2013 and hybrid cloud service in 2014. We further expanded to provide private cloud and hybrid services through our partnership with IBM in 2014. In October 2016, we launched IBM Bluemix cloud services which are now generally available in China. Cloud services are a new and emerging market in China and we have limited experience in this market. Our success in the cloud service business is subject to various risks and uncertainties, including:

•	our short history in the cloud services market;

•	increase of our personnel mobility in the aggressive talent market competition;

•	the unprecedented market development and our possible lack of ability to keep up with the market development;

•	information security restrictions imposed by the MIIT;

•	continuous effort to adapt to various standards applicable to the cloud market, with the national cloud standard still in process of being formulated;

•	our possible overestimation of the market demand and development, which leads to our overinvestment in the new business;

•	the possibility of a difficult relationship with our major partners, such as Microsoft and IBM, including being unable to extend our cooperation agreements;

•	the possible slow acceptance of cloud service in China and our failure to implement new business strategies;

•	competition from other market players, both domestic and abroad; and

•	new risks associated with the cloud services yet to be fully understood by the industry and market.

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

Due to recent changes to our management team, certain of our senior management and employees have worked together at our company for a relatively short period of time. For example, we have experienced turnover in our senior management ranks and hired or appointed a number of executive officers and senior management in 2015, including our chief executive officer and chief financial officer. We also experienced turnover in our senior management in 2016. In light of the foregoing circumstances, it may be difficult for you to evaluate the effectiveness of our senior management and their ability to address future challenges to our business. Members of our senior management may not work together effectively as a team to manage our growth successfully, which may expose us to a higher risk of internal control deficiencies and result in us losing market share, business opportunity and revenues.

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

Although managed network services are one of our core competencies in our overall service offerings as a comprehensive infrastructure provider in China, our managed network service business has been and will likely represent a more volatile portion of our overall revenue base. As the managed network services market continues to evolve and as we further optimize our growth strategies and allocate resources to more attractive areas with higher growth and return rates, we may become more selective in pursuing future revenue opportunities in the managed network services business. In addition, we experienced pricing pressure for our managed network services in recent past years as a result of the evolving regulations in China’s telecommunications industry and increased competition. While we expect that the pricing pressure trend may continue, we are beginning to see signs of a potential price stabilization. As such, revenues from managed network services could continue to decline both in the absolute amount and as a percentage of our consolidated revenues, which could have a negative impact on our overall growth and profitability.

There may be uncertainties surrounding our business restructuring and we may not realize all the potential benefits of the restructuring.

Starting from the fourth quarter of 2016, we initiated a business restructuring in which CDN services were moved from the hosting and related services business segment to the managed network services business segment, and we also began reporting our operating results in two operating segments starting in 2016. As such, our hosting and related services business will focus primarily on colocation, interconnectivity, cloud, VPN, hybrid IT and other value-added services, while our managed network services will focus on businesses that primarily utilize bandwidth such as CDN service, hosting area network services and last-mile wired broadband service. We believe that such restructuring divides our services into more clear and intuitive business segments, which allows us to focus on our core retail colocation business as well as to expand our network business through optimizing operations. The two business segments will operate independently of each other. See “Item 4.B Business Overview—Our Service Offerings”.

There are considerable uncertainties surrounding the aforementioned business restructuring. For example, the restructuring may consume substantial human resources and incur unexpected costs that surpass our budget, and we may not be able to derive the benefits from such restructuring as quickly as we expect, if at all. The restructuring may distract our management from focusing on our business and strategic priorities while they are overseeing the transition. Key employees, including management, may be unsatisfied with the restructuring decision and thus they may not be motivated to perform at a high level or they may choose to leave us and we may not be able to retain them. Employees may be re-assigned to different teams internally and may require a period of time to integrate with their new teams. We may not be able to optimize the operations of our managed network services business segment as quickly as we expect. The restructuring may also affect our relationships with clients and suppliers. The restructuring may not present our operations in a manner as clearly as we expect for our clients and suppliers, and may even cause confusion for them in understanding our business. There may be other unforeseen issues that arise from or in connection with the restructuring that may adversely affect our business.

The benefits from our partnership with Warburg Pincus may take longer than expected to realize, if at all.

In March 2017, we signed an investment agreement with Warburg Pincus to establish a multi-stage joint venture and build a digital real estate platform in China. The cooperation will allow us to reduce our capital expenditures in the future as Warburg Pincus will take primary responsibilities to build new wholesale data centers. However, the success of our partnership is dependent on the ability of Warburg Pincus to source new projects and deals. There is no guarantee that Warburg Pincus will be able to source new projects, find appropriate project financing, negotiate favorable terms with the counterparties, adhere to scheduled timelines for project completion, or navigate the Chinese real-estate market efficiently. In addition, there may be delays in completion of current projects, caused by construction delays, budget overtures, prolonged negotiations with suppliers, contractors or government entities, among other things. The failure of our cooperation with Warburg Pincus to carry out new and current projects will cause us to continue making capital expenditures to maintain our growth. Furthermore, we cannot assure you that we will be able to continuously lease data center spaces from Warburg Pincus at a commercially reasonable price in the future, and it may lease its data centers to our competitors in its sole discretion. If we fail to maintain a good relationship with Warburg Pincus or extend our partnership after the expiration of the investment agreement, our results of operations could be materially and adversely affected.

The uncertain economic environment may continue to have an adverse impact on our business and financial condition.

The uncertain economic environment could have an adverse effect on our liquidity. While we believe we have a strong customer base, if the current market conditions were to worsen, some of our customers may have difficulty paying us and we may experience increased churn in our customer base and reductions in their commitments to us. For example, we had a long outstanding receivable from a state-owned enterprise client. We made a full allowance for doubtful debt, even though we still have an opportunity to collect a portion of the receivable in the future. Although we believe it to be a one-time expense, if similar circumstances do occur to other customers, we may be required to further increase our allowance for doubtful debt and our results would be negatively impacted. Our sales cycle could also be lengthened if customers slow spending, or delay decision-

making, on our products and services, which could adversely affect our revenues growth and our ability to recognize revenue. Finally, we could also experience pricing pressure as a result of economic conditions if our competitors lower prices and attempt to lure away our customers with lower cost solutions. Finally, our ability to access the capital markets may be severely restricted at a time when we would like, or need, to do so which could have an impact on our flexibility to pursue additional expansion opportunities and maintain our desired level of revenue growth in the future.

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

Our management and independent registered public accounting firm have concluded that our internal control over financial reporting as of December 31, 2016 was effective. However, we cannot assure you that in the future our management or our independent registered public accounting firm will not identify material weaknesses during the Section 404 of the Sarbanes-Oxley Act audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of our ADSs, and harm our reputation. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

We have built a strong brand in Chinese, “ ”, among our customers. As our business grows or changes, we plan to continue to focus our efforts to establish a wider recognition of our brand to attract potential customers, and we may also introduce additional brands in relation to our business. We cannot assure you that we will effectively allocate our resources for these activities or succeed in maintaining and broadening our brand recognition among customers. Our major brand names and logos are registered trademarks in China. However, preventing trademark and trade name infringement or misuse could be difficult, costly and time-consuming, particularly in China. There had been incidents in the past where third parties used our brand without our authorization and we had to resort to litigation to protect our intellectual property rights. See “Item 8.A—Legal Proceedings” for our disputes with Shanghai 21Vianet Information Systems Co., Ltd. We may continue to experience similar disputes in the future or otherwise fail to fully protect our brand name, which may have an adverse effect on our business and financial results.

If we fail to protect our intellectual property rights in general, our business may suffer.

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

As of March 31, 2017, options to purchase 1,669,320 ordinary shares and 3,422,729 RSUs, have been granted under our 2010 share incentive plan, or the 2010 Plan, and 2014 share incentive plan, or the 2014 Plan. See “Item 6.B—Compensation of Directors and Executive Officers—Share Incentive Plans.” For the year ended December 31, 2016, we recorded RMB118.7 million (US$17.1 million) in share-based compensation expenses.

We believe share-based incentive awards enhance our ability to attract and retain key personnel and employees, and we will continue to grant stock options, RSUs and other share-based awards to employees in the future. If our share-based compensation expenses continue to be significant, our results of operations would be materially and adversely affected.

Furthermore, in 2010, we recorded RMB206.1 million of share-based compensation expenses in connection with 24,826,090 fully-vested ordinary shares issued to Sunrise Corporate Holding Ltd., or Sunrise, a company solely owned by our executive chairman. Subsequently, in July 2012, we repurchased 2,686,965 shares from Sunrise at par value, for the purpose of increasing the maximum aggregate number of shares available for grant under our 2010 Plan by the same amount. We may record share-based compensation expenses for a portion or all of the shares that are held by Sunrise or the shares that were added to our 2010 Plan, as amended, again at significantly different values if our executive chairman decides at a future date to transfer a portion of these shares to existing and former employees of our company. Any share-based shareholder contribution, if and when made by our executive chairman for the benefit of our company, would be required to be recognized as share-based compensation expenses within our results of operations, which would be derived from the estimated fair value of the ordinary share award on the transfer date. Our future results of operations may be materially and adversely affected if a significant amount of share-based compensation is recorded in connection with such future transfers of these ordinary shares.

We may not have adequate insurance coverage to protect us from potential losses.

Our operations are subject to hazards and risks normally associated with daily operations for our data centers. Currently, we maintain insurance policies for our equipment, but we do not maintain any business interruption insurance or third-party liability insurance. The insurance policies for our equipment may only be sufficient to cover a portion of the total value of all equipment in the event that losses occur. Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies do in more developed economies. The occurrence of any events not covered by our limited insurance coverage may result in interruption of our operations and subject us to significant losses or liabilities. In addition, any losses or liabilities that are not covered by our current insurance policies or are not insured at all may have a material adverse effect on our business, results of operations and financial condition.

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

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the U.S. Securities and Exchange Commission, or SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the People’s Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors, like other independent registered public accounting firms operating in China, are currently not inspected by the PCAOB. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC, or the Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the CSRC and the Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

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

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to delisting of our ordinary shares from the Nasdaq Global Select Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

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

The PRC government regulates telecommunications-related businesses through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership of PRC companies that engage in telecommunications-related businesses. Specifically, foreign investors are not allowed to own more than a 50% equity interest in any PRC company engaging in value-added telecommunications businesses (except operational e-commerce), and the major foreign investor of a telecommunication business in China must also have experience and a sound track record in providing value-added telecommunications services overseas.

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

The MIIT issued a circular in July 2006 requiring foreign investors to set up an FIE and obtain a value-added telecommunications business operating license, or the VAT License, in order to conduct any value-added telecommunications business in China. Pursuant to this circular, a domestic license holder is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including resources, sites or facilities, to foreign investors that conduct value-added telecommunications business in China illegally. Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business must be owned by the local license holder or its shareholder. The circular further requires each license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. Companies in violation of the circular will be ordered by relevant authorities to take remedial actions within a specific period and licenses may be withdrawn if such remedial actions cannot be completed within the specific period. As of the date of this annual report, we have not been notified by relevant authorities regarding any violation of the circular when conducting our value-added telecommunications business.

We believe that we comply with the current applicable PRC laws and regulations. Han Kun Law Offices, our PRC legal counsel, based on its understanding of the relevant laws and regulations, is of the opinion that each of the contracts composing the contractual arrangements among us, our wholly-owned PRC subsidiaries, our variable interest entities and their shareholders is valid, legally binding and enforceable upon each party of such agreements under PRC laws and regulations, and will not result in any violation of PRC laws or regulations currently in effect. However, as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, the telecommunications circular described above and the Telecommunications Regulations of the People’s Republic of China, or the Telecom Regulations, and the relevant regulatory measures concerning the telecommunications industry, therefore, we cannot assure you that the PRC government that regulate providers of data center service and other participants in the telecommunications industry would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

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

Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in our variable interest entities, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest. In addition, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. Occurrence of any of these events could materially and adversely affect our business, financial condition and results of operations. In addition, if the imposition of any of these penalties or requirement to restructure our corporate structure causes us to lose the rights to direct the activities of our variable interest entities or our right to receive their economic benefits, we would no longer be able to consolidate such variable interest entities. However, we do not believe that such actions would result in the liquidation or dissolution of our company, our wholly-owned subsidiaries in China or our variable interest entities or their subsidiaries. For the years ended December 31, 2014, 2015 and 2016, our consolidated affiliated entities contributed most of our total net revenues.

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

We are a holding company and conduct our business primarily through our operating subsidiaries and our consolidated affiliated entities, most of which are limited liability companies established in China. We may rely on dividends paid by our subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations. In particular, regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with the PRC accounting standards and regulations. Our PRC subsidiaries are also required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year to their statutory reserves until the accumulative amount of such reserves reaches 50% of their registered capital. These reserves are not distributable as cash dividends. Furthermore, any portion of its after-tax profits that a subsidiary has allocated to its staff welfare and bonus fund at the discretion of its board of directors is also not distributable as cash dividends. Moreover, if our operating subsidiaries incur any debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Any limitation on the ability of our operating subsidiaries, including in particular 21Vianet China, to distribute dividends and other distributions to us could materially and adversely limit our ability to make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

If we fail to acquire, obtain or maintain applicable telecommunications licenses, or are deemed by relevant governmental authorities to be operating outside the terms of our existing license, our business would be materially and adversely affected.

Pursuant to the Telecommunications Regulations promulgated by the PRC State Council in September 2000 and amended in July 2014 and February 2016, respectively, telecommunications businesses are divided into two categories, namely, (i) “basic telecommunications businesses,” which refers to businesses that provide public network infrastructure, public data transmission and basic voice communications services, and (ii) “value-added telecommunications businesses,” which refer to businesses that provide telecommunications and information services through the public network infrastructure. If the value-added telecommunications service covers two or more provinces, autonomous regions or municipalities, such service must be approved by the MIIT and the service provider must obtain a Cross-Regional Value Added Telecommunications Business Operation License, or the Cross-Regional VAT License.

Pursuant to the Cross-Regional VAT License issued to 21Vianet Beijing by the MIIT on January 17, 2012 (which was updated on January 23, 2017) with a term effective until January 23, 2022, 21Vianet Beijing is permitted to carry out its (i) data center business (excluding internet data resources coordination service) under the first category of “value-added telecommunications business” across 4 province-level municipalities and 11 cities in China; (ii) VPN services under the first category of “value-added telecommunications business” across 3 province-level municipalities and 2 cities in China; (iii) internet access service (including website access) under the first category of “value-added telecommunications business” across 13 province-level municipalities and provinces in China; and internet access service (excluding website access) under the first category of “value-added telecommunications business” across 6 province-level municipalities and provinces in China; and (iv) domestic multi-party communications services under the second category of “value-added telecommunications business” across China.

Pursuant to the VAT License issued to Beijing Chengyishidai Network Technology Co., Ltd., or CYSD, by the Beijing Communications Administration on March 20, 2012 (which was updated on November 28, 2016) with a term effective until November 28, 2021, CYSD is permitted to carry out its (i) internet access service business under the first category of “value-added telecommunications business” in Beijing; and (ii) information service business (excluding internet information service) under the second category of “value-added telecommunications business” in Beijing.

Pursuant to the VAT License issued to Guangzhou Gehua Network Technology and Development Company Limited, or Gehua, by the Guangdong Communications Administration, Gehua is permitted to carry out its internet access service business under the first category of “value-added telecommunications business” and information service business (limited to internet service business) under the second category of “value-added telecommunications business” in Guangdong province from March 29, 2013 to December 29, 2016. Such VAT License is still in the process of renewal.

Pursuant to the VAT License issued to Beijing Fastweb Network Technology Co., Ltd., or BJ Fastweb, by Beijing Communications Administration on December 10, 2014 with a term effective until December 10, 2019,

BJ Fastweb is permitted to carry out its internet access service business under the first category of “value-added telecommunications business” in Beijing.

Pursuant to the Cross-Regional VAT License issued to WiFire (Beijing) Technology Co., Ltd., or WiFire BJ, by the MIIT on August 23, 2013 (which was updated on May 7, 2015) with a term effective until January 7, 2018, WiFire BJ is permitted to carry out its virtual private network services under the first category of “value-added telecommunications business” across 25 cities in China. Meanwhile, WiFire BJ also holds a VAT License issued by the Beijing Communications Administration on January 22, 2014 with a term effective until December 12, 2014, and is permitted to carry out its internet access business under the first category of “value-added telecommunications business” in Beijing. A renewed VAT License was issued to WiFire BJ on December 31, 2014 with a term effective until December 31, 2019.

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

Pursuant to the Cross-Regional VAT License issued to Shenzhen Diyixian Telecommunication Co., Ltd., or SZ DYX, by the MIIT on September 18, 2013 with a term effective until July 29, 2018, SZ DYX is permitted to carry out (i) its virtual private network services under the first category of “value-added telecommunications business” in China; and (ii) call center and information service business (limited to mobile network) under the second category of “value-added telecommunications business” across China.

Pursuant to the Cross-Regional VAT License issued to SC Aipu by the MIIT on July 31, 2012 (which was updated on July 21, 2016) with a term effective until July 21, 2021, SC Aipu is permitted to carry out (i) call center service business under the second category of “value-added telecommunications business” across China; (ii) internet access business (excluding website access) under the first category of “value-added telecommunications business” across 20 province-level municipalities, province-level autonomous regions and provinces in China; and (iii) internet access business (including website access) under the first category of “value-added telecommunications business” across 11 province-level municipalities, province-level autonomous regions and provinces in China. In addition, MIIT has also approved SC Aipu to authorize each of its 7 subsidiaries to carry out internet access business under the first category of “value-added telecommunications business” across 7 cities in China.

Pursuant to the Cross-Regional VAT License issued to Shanghai Guotong Network Co., Ltd., or SH Guotong, by the MIIT on November 15, 2012, which was renewed on January 20, 2015 with a term effective until January 20, 2020, SH Guotong is permitted to carry out internet access business under the first category of “value-added telecommunications business” across 14 cities in China.

In connection with our data center services, we provide managed network services that connect our data centers with the telecommunication backbones of China’s major carriers, major non-carriers and ISPs as well as connect servers housed in our data centers. Our managed network services are offered in the form of bandwidth with optimized interconnectivity. Furthermore, we have been continuously developing our hosting service and managed network service to better serve our customers, and as a result, we introduce new technologies and services from time to time to support and improve our current business. As of the date of this annual report, there is no clear and express legal definition as to what constitutes a “managed network services,” nor are there laws or regulations in China specifically governing the managed network services or categorizing it as one of the “basic telecommunications businesses” or “value-added telecommunications services.” However, we cannot assure you that PRC governmental authorities will continue to deem our hosting service, managed network service and any of our newly developed technologies, network and services used in our business as a type of value-added telecommunications business or a business covered under the Cross-Regional VAT License issued to 21Vianet Beijing, WiFire BJ, SZ DYX, SC Aipu and SH Guotong, and the VAT License issued to CYSD, Gehua, BJ Yilong, BJ Fastweb, GD Tianying and WiFire BJ. Furthermore, we cannot assure you that PRC legislators or governmental authorities will not promulgate any new laws or regulations or update the current and existing laws and regulations which may clearly define or categorize our managed network services as a type of basic telecommunication business. As we expand our networks across China, it is also possible that the MIIT, in the future, may deem our operations to have exceeded the terms of our existing licenses. Further, we cannot assure you that 21Vianet Beijing, CYSD, Gehua, WiFire BJ, BJ Yilong, SZ DYX, SC Aipu, BJ Fastweb, GD Tianying and SH Guotong will be able to successfully renew their value added telecommunications business operating licenses upon their expiration, or maintain their annual inspection, or obtain any other licenses necessary for us to carry out our business, or that our existing licenses will continue to cover all aspects of our operations upon their renewal.

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

MIIT initiated another periodical pilot scheme for broadband access business by issuing the Notice on Liberalizing the Broadband Access Market to Private Capital on December 25, 2014, or the Broadband Notice, pursuant to which, the qualified private sector enterprises are encouraged, but not required, to apply to participate in the pilot scheme in broadband access business and the pilot scheme lasts for 3 years ending on December 31, 2017. In October 2016, MIIT issued a notice to expand the pilot scheme to all cities in seven provinces and twelve cities in other provinces. As of the date of this annual report, we have applied for and qualified to provide broadband access services in 36 cities such as Beijing, Shanghai, Guangzhou and Shenzhen.

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

Pursuant to the New PRC Enterprise Income Tax Law, or the EIT Law, as recently amended on February 24, 2017, and its implementation rules, which became effective on January 1, 2008, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax, or EIT, purposes. Under the implementation rules of the EIT Law, the term “de facto management body” is defined as the management body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. On April 22, 2009, the State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, which is amended and supplemented by the Announcement Regarding the Determination of PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies issued by the State Administration of Taxation on January 29, 2014. Circular 82 and its amendments sets out certain specific criteria and process for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in China.

We do not believe that we are a “resident enterprise” for PRC EIT purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body”. If the PRC tax authorities determine that we are a “resident enterprise” for PRC EIT purposes, a number of unfavorable PRC tax consequences could follow: (i) we may be subject to EIT at a rate of 25% on our worldwide taxable income as well as PRC EIT reporting obligations; (ii) a 10% (or a lower rate under an applicable tax treaty, if any) withholding tax may be imposed on dividends we pay to non-PRC enterprise holders (20% for non-PRC individual holders) of our shares and ADSs; and (iii) a 10% PRC tax may apply to gains realized by non-PRC enterprise holders (20% for non-PRC individual holders) of our shares and ADSs from transferring our shares or ADSs, if such income is considered PRC-source income.

Similarly, such unfavorable tax consequences could apply to our Hong Kong subsidiaries, if either of them is deemed to be a “resident enterprise” by the PRC tax authorities. Notwithstanding the foregoing provisions, the EIT Law also provides that the dividends paid between “qualified resident enterprises” are exempt from EIT. If our Hong Kong subsidiaries are deemed “resident enterprises” for PRC EIT purposes, the dividends they receive from their PRC subsidiaries, including 21Vianet China, may constitute dividends between “qualified resident enterprises” and therefore qualify for tax exemption. However, the definition of “qualified resident enterprise” is unclear and the relevant PRC government authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC EIT purposes. Even if such dividends qualify as “tax-exempt income,” we cannot guarantee that such dividends will not be subject to any withholding tax.

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

The EIT Law and its implementation rules, which became effective on January 1, 2008, unified the previously-existing separate income tax laws for domestic enterprises and FIEs and adopted a unified 25% EIT rate applicable to all resident enterprises in China, except for certain entities established prior to March 16, 2007 that are eligible for their existing preferential tax incentives, adjusted by certain transitional phase-out rules promulgated by the State Council on December 26, 2007. In addition, certain enterprises may enjoy a preferential EIT rate of 15% under the EIT Law if they qualify as High and New Technology Enterprise, or HNTE, subject to various qualification criteria.

A number of our PRC subsidiaries and consolidated affiliated entities, including 21Vianet Beijing, Gehua, BJ Fastweb, WiFire BJ, Shanghai Blue Cloud Technology Co., Ltd., or SH Blue Cloud, and SZ DYX are entitled to enjoy a preferential tax rate of 15% due to their qualification as HNTE. The qualification as an HNTE is subject to annual administrative evaluation and a three-year review by the relevant authorities in China. GD Tianying, which was previously recognized as an HNTE, ceased to qualify as an HNTE after its HNTE certificate expired on October 12, 2016.

In 2010 and 2012, Sichuan Aipu Network Co., Ltd., or SC Aipu, and Yunnan Aipu Network Technology Co., Ltd., or Yunnan Aipu, two companies within the Aipu Group, were qualified for a preferential tax rate of 15%. The preferential tax rate is awarded to companies that have operations in certain industries and meet the criteria of the Preferential Tax Policies for Development of the Western Regions. The qualification will need to be assessed on an annual basis.

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

In 2013, BJ iJoy was qualified as a software enterprise which allows it to utilize a two-year 100% exemption for 2013 and 2014 followed by a three-year half-reduced EIT rate effective for the years from 2015 to 2017. The qualification will need to be assessed on an annual basis.

If 21Vianet Beijing, Gehua, BJ Fastweb, WiFire BJ, SH Blue Cloud and SZ DYX fail to maintain or renew their HNTE status, or if Xi’an Sub, SC Aipu and Yunnan Aipu are not able to enjoy their preferential tax treatment under Preferential Tax Policies for Development of the Western Regions, or if BJ iJoy fails to maintain or renew its software enterprise status, their applicable EIT rate may be increased to 25%, which could have a material adverse effect on our financial condition and results of operations.

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

We may also decide to finance our operations in China by means of capital contributions. These capital contributions must be approved by or filed with the MOC or its local counterpart. We cannot assure you that we will be able to obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our subsidiaries. If we fail to receive such approvals, our ability to use the proceeds from our overseas offerings and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

Governmental control of currency conversion may limit our ability to receive and utilize our revenues effectively.

We earn most of our revenues and incur most of our expenses in Renminbi; however, Renminbi is not freely convertible at present.

The PRC government continues to regulate conversion between Renminbi and foreign currencies, despite the significant reduction in its control in recent years over trade transactions involving import and export of goods and services as well as other frequent routine foreign exchange transactions. These transactions are known as current account items. However, remittance of Renminbi by foreign investors into the PRC for the purposes of capital account items, such as capital contributions, is generally permitted upon obtaining specific approvals from, or completing specific registrations or filings with, the relevant authorities on a case-by-case basis and is subject to a strict monitoring system. Regulations in the PRC on the remittance of Renminbi into the PRC for settlement of capital account items are developing gradually. Currently, our PRC subsidiaries may purchase foreign currencies for settlement of current account transactions, including payments of dividends to us, without the approval of the SAFE. However, foreign exchange transactions by our PRC subsidiaries under the capital account continue to be subject to significant foreign exchange controls and require the approval of or need to register with PRC governmental authorities, including the SAFE. In particular, if our PRC subsidiaries borrow foreign currency loans from us or other foreign lenders, these loans must first be registered with the SAFE. If any of our PRC subsidiaries, which are wholly foreign-owned enterprises, borrows foreign currency, the accumulative amount of its foreign currency loans may not exceed the difference between the total investment and the registered capital of that PRC subsidiary. If we finance our PRC subsidiaries by means of additional capital contributions, these capital contributions must be approved by or filed with the MOC or their respective local counterparts. Any existing and future restrictions on currency exchange may affect the ability of our PRC subsidiaries or affiliated entities to obtain foreign currencies, limit our ability to meet our foreign currency obligations or otherwise materially and adversely affect our business.

In March 2015, SAFE promulgated the Circular on Reforming the Administration Approach Regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, or SAFE Circular No. 19, which became effective on June 1, 2015. SAFE Circular No. 19 provides that, among other things, a foreign-invested enterprise may convert up to 100% of the foreign currency in its capital account into RMB on a discretionary basis according to the actual needs. On June 9, 2016, SAFE further issued the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular No. 16, to further expand and strengthen such discretionary conversion reform under SAFE Circular No. 19. SAFE Circular No. 16 provides an integrated standard for conversion of foreign exchange under capital account items on a discretionary basis which applies to all enterprises registered in the PRC. Pursuant to SAFE Circular No. 16, in addition to foreign currency capital, the discretionary conversion policy expands to foreign currency debts borrowed by an enterprise (except financial institutions) and repatriated funds raised through overseas listing. In addition, SAFE Circular No. 16 has narrowed the scope of purposes for which an enterprise must not use the RMB funds so converted, which include, among others, (i) payment for expenditure beyond its business scope or otherwise as prohibited by the applicable laws and regulations; (ii) investment in securities or other financial products other than banks’ principal-secured products; (iii) provision of loans to non-affiliated enterprises, except where it is expressly permitted in the business scope of the enterprise; and (iv) construction or purchase of non-self-used real properties, except for the real estate developer. As SAFE Circular No. 16 was newly issued and SAFE has not provided detailed guidelines with respect to its interpretation or implementation, it is uncertain how these rules will be interpreted and implemented.

Fluctuation in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation was halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. As a consequence, the Renminbi fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably, and in recent years the RMB has depreciated significantly against the U.S. dollar. It is difficult to predict whether the depreciation will continue and how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

In addition, the market price for our ADSs has fluctuated since we first listed our ADSs on the NASDAQ Global Select Market on April 21, 2011, until April 11, 2017, the trading prices of our ADSs have ranged from US$5.20 to US$32.34 per ADS, and the last reported closing price on April 11, 2017 was US$5.49 per ADS. The market price for our ADSs may be highly volatile and subject to wide fluctuations in response to factors including the following:

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

Based on the market price of our ADSs and Class A ordinary shares, the value of our assets, and the composition of our assets and income, we believe that we were not a passive foreign investment company (a “PFIC”) for United States federal income tax purposes for our taxable year ended December 31, 2016 and we do not expect to be a PFIC for the current year or for the foreseeable future. Nevertheless, the application of the PFIC rules is subject to ambiguity in several respects and, in addition, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year or for any future taxable year.

A non-U.S. corporation, such as our company, will be considered a PFIC for United States federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). While we do not anticipate being a PFIC, changes in the nature of our income or assets or the value of our assets may cause us to become a PFIC for the current or any subsequent taxable year. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

Although the law in this regard is not entirely clear, we treat our variable interest entities as being owned by us for United States federal income tax purposes because we control their management decisions and we are entitled to substantially all of their economic benefits and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our variable interest entities for United States federal income tax purposes, we would likely be treated as a PFIC for our taxable year ended December 31, 2016 and for subsequent taxable years.

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

Due to certain restrictions under the PRC laws on foreign ownership of entities engaged in data center and telecommunications value-added services, we conduct our operations in China through contractual arrangements among us, our wholly-owned PRC subsidiaries, our variable interest entities and their shareholders. As a result of these contractual arrangements, we control our variable interest entities and have consolidated the financial information of our consolidated affiliated entities in our consolidated financial statements in accordance with U.S. GAAP. We control: (i) 100% of the equity interests in 21Vianet Technology through our subsidiary, 21Vianet China, which was incorporated in October 2002; (ii) 100% of the equity interests of BJ iJoy following completion of our acquisition of 100% equity interests in iJoy in April 2013; and (iii) 100% of the equity interests of WiFire Network through our subsidiary, aBitCool DG, which was incorporated in June 2014.

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

As part of our growth strategy, we have acquired companies that are complementary to our business, as well as made alternative investments and entered into strategic partnerships or alliances as we see fit. For example:

•	In May 2014, we acquired 50% equity interests plus one share in Aipu Group, which principally provides last-mile wired broadband access and other value-added services.

•	In August 2014, we acquired 100% equity interests in Dermot Entities to expand our data transmission infrastructure across the Greater China region and deliver high-performance VPN connectivity solutions by utilizing Dermot Entities’ advanced network and infrastructure.

•	In January 2015, we issued (i) 39,087,125 Class A and 18,250,268 Class B ordinary shares to Kingsoft for an aggregate cash consideration of US$172 million; (ii) 6,142,410 Class A and 10,524,257 Class B ordinary shares to Xiaomi for an aggregate cash consideration of US$50 million; and (iii) 24,668,022 Class A ordinary shares (in the form of 4,111,337 ADSs) to Esta for an aggregate cash consideration of US$74 million.

•	In September 2015, we signed a memorandum of understanding with Unisplendour Corporation Limited (UNIS) and Microsoft to provide customized hybrid cloud computing solutions and related services to Chinese users. Unisplendour-Vianet Technology Inc, a joint venture between the Company and UNIS, has completed its business registration with registered capital of RMB100 million. UNIS holds a majority stake of 51% in the joint venture, and the Company holds the remaining 49% stake.

•	In June 2016, we issued 31,996,874 Class A ordinary shares and 111,053,390 Class B ordinary shares to Tuspark Innovation Venture Limited, an affiliated investment vehicle of Tus-Holding for an aggregate cash consideration of US$388 million. Following the transaction, Tus-Holdings, through the investment vehicle, held approximately 21.4% of our equity ownership, representing approximately 51.0% of our voting power.

•	In October 2016, we launched IBM Bluemix cloud services which are now generally available in China. The deepening partnership will expand IBM’s Bluemix ecosystem in China and fuel Blockchain and IoT innovation.

•	In March 2017, we entered into an investment agreement with Warburg Pincus to establish a multi-stage joint venture and build a digital real estate platform in China. We will seed the initial JV with four existing high-performing IDC assets, valued at over US$300 million, and Warburg Pincus will contribute direct capital and extensive industry network and resources in the real estate sector. We will continue to own 51% of the equity interests in the four existing IDC assets while Warburg Pincus will own the remaining 49%. With respect to further projects to be developed by the joint venture, we will initially own 49% of the equity interests and Warburg Pincus will initially own 51% of the equity interests.

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

Overview

We are a leading carrier-neutral internet data center services provider in China. We host our customers’ servers and networking equipment and provide interconnectivity to improve the performance, availability and security of their internet infrastructure. We also provide managed network services to enable customers to deliver data across the internet in a faster and more reliable manner through our extensive data transmission network and our proprietary smart routing technology. Furthermore, we provide complementary value-added services, such as VPN services, CDN services and last-mile wired broadband services to improve the security, speed and quality of data transmission in China. We started offering public cloud services in 2013, private cloud and hybrid services in 2014 and partnered with numerous cloud service providers to support our comprehensive cloud-neutral platform. We believe that the scale of our data center and networking assets as well as our carrier-neutrality position us well to capture opportunities and become a leader in the rapidly emerging market for cloud computing infrastructure services in China.

Our infrastructure consists of our high-quality data centers and an extensive data transmission network. We operate 18 self-built data centers and 63 partnered data centers located in over 30 cities, including substantially all of China’s major internet hubs with 26,380 cabinets under management that house 132,648 servers as of December 31, 2016. We adopt a distributed deployment method when choosing locations for our partnered data centers based on the specific requests of our customers, demands in different cities and our strategy for POP establishment; therefore, the locations and number of our partnered data centers are subject to change from to time. Our data transmission network includes 706 POPs, which are access points from one place to the rest of the internet. Most of our data centers and all of our POPs are connected by our private optical fibers network across China.

As a carrier-neutral internet infrastructure services provider, our infrastructure is interconnected with the networks operated by all China’s telecommunications carriers, major non-carriers and local internet service providers. The interconnectivity enables each of our data centers to function as a network access point for our customer’s data traffic. In addition, we believe that our proprietary smart routing technology allows us to automatically select an optimized route to direct our customers’ data traffic to ensure fast and reliable data transmission. We believe this advanced interconnectivity within and beyond our network distinguishes ourselves from our competitors and provides an effective solution to address our customers’ needs that arise from inadequate public internet infrastructure and network interconnectivity in China. As a result, businesses are increasingly relying upon internet infrastructure services providers and in particular, carrier-neutral internet infrastructure services providers, to enhance and optimize key elements of their IT and network infrastructure. Furthermore, we provide public cloud services and private and hybrid cloud services, VPN services, CDN services and last-mile wired broadband services, which strengthens our capability to provide quality services and meet customer demand in our ecosystem.

We serve a diversified and loyal base of customers, depending on the different types of services provided by us, our customers include (i) enterprise customers for our hosting services, spanning many different industries and ranging from internet companies to government entities, from blue-chip enterprises to small- to mid-sized enterprises; (ii) individual household customers for last-mile wired broadband services; and (iii) enterprise and individual customers that signed for the Windows Azure and Office 365 services. Our average monthly hosting churn rate, based on our core internet data center (IDC) business, was 0.6%, 0.2% and 0.7% in 2014, 2015 and 2016, respectively. Our average monthly recurring revenue from our top 20 customers has increased from RMB66.0 million in 2015 to RMB74.8 million (US$10.8 million) in 2016.

We restructured services offered by us in the fourth quarter of 2016 and began reporting our operating results in two operating segments, namely hosting and related services and managed network services, for the year ended December 31, 2016. CDN services, which were previously offered as part of our hosting and related services business segment, were moved to our managed network services business segment. The primary reason for such restructuring is to provide management, shareholders, and investors with a clearer picture of our operations, one that makes sense intuitively, so that they can make more accurate valuations of our different business lines as well as properly benchmark us against industry best practices.

Our Service Offerings

We generate revenues from two segments, namely hosting and related services and managed network services. We provide hosting and related services to house servers and networking equipment in our data centers and connect them through our data transmission network. We also provide cloud services, VPN services, hybrid IT services and other value-added services as part of our hosting and related services business. Our managed network services allow our customers to transmit data across the internet in a faster and more reliable manner by leveraging our proprietary smart routing optimization technology through our hosting area network and data transmission network. Our managed network services include last-mile wired broadband services. Starting from the fourth quarter of 2016, as part of our business restructuring, CDN services, which were previously offered as part of our hosting and related services, are now offered as part of our managed network services. The primary reason for such restructuring is to provide management, shareholders and investors with a clearer picture of our operations, one that makes sense intuitively, so that they can make more accurate valuations of our different business lines as well as properly benchmark us against industry best practices.

Hosting and Related Services

Our hosting and related services including the following:

•	Managed Hosting Services (Colocation Services) that dedicate data center space to house our customers’ servers and networking equipment and provide tailored server administration services;

•	Interconnectivity Services that allow customers to connect their servers with each other, internet backbones in China and other networks through our Border Gateway Protocol, or BGP, network, or our single-line, dual-line or multiple-line networks;

•	Cloud Services that allow businesses to run their applications over the internet using our IT infrastructure rather than having the infrastructure on their own premises;

•	VPN Services, or virtual private network services that extend customers’ private networks by setting up secure and dedicated connections through the public internet;

•	Hybrid IT Services that provide customers with a complete package of infrastructure service offerings that are conveniently bundled together; and

•	Other Value-Added Services, including firewall services, server load balancing, data backup and recovery, data center management, server management, and backup server services.

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

Managed Hosting Services (Colocation Services)

Our managed hosting services (colocation services) allow customers to lease partial or entire cabinets for their servers. Our customers have full control over their server(s) housed in our data centers. Depending on customer needs, we provide different levels of tailored server administration services, including operating system support and assistance with updates, server monitoring, server backup and restoration, server security evaluation, firewall services, and disaster recovery. Our customers’ servers are housed in our data centers providing redundant power sources and heating, ventilating and air conditioning systems. Managed hosting service relieves customers from the daily pressures of IT infrastructure maintenance so that they can focus on their core businesses.

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

Interconnectivity Services

Our interconnectivity services connect our customers with each other, connect our data centers with China’s internet backbones and other networks in the following ways:

•	Physical Cross-Connection Services. We provide cross-connection services to the customers of our data center. Upon the request of the customers, we utilize single or multi-mode fiber to create physical links between the customers directly and privately.

•	Border Gateway Protocol (BGP) Network Services. We provide network services that use BGP routing policies. BGP exchanges routing information for the internet and is the protocol used between ISPs, backing the core routing decisions on the internet. Customers connect to ISPs, and ISPs use BGP to exchange customer and ISP routes, bypassing major internet hubs. This allows the internet to become a decentralized system, thereby reduces traffic congestion and data transmission time. BGP network is generally considered a premium network service due to its improved internet connectivity and data reachability.

•	Single-Line and Dual-Line Network Services. China Telecom and China Unicom are the two major telecommunication carriers in China. Some customers may choose to connect their servers only to one carrier while others choose to connect their servers to both China Telecom and China Unicom. Dual-line network provides more stable internet access and ensures better business continuity because when one line is down or interrupted, the other line can still provide internet connectivity.

•	Multiple-Line Network Services. As a carrier-neutral service provider, our data centers are connected to all carrier and non-carrier networks in China, namely, China Telecom, China Unicom, China Mobile, China Education Network, China Satcom, China Railcom (Tietong) and China Science and Technology Network. Customers then may choose to connect their servers to multiple networks at the same time.

Cloud Services

We started providing public cloud services in 2013 and private and hybrid cloud services in 2014,

•	Public Cloud Services. Our public cloud services are currently provided through our cooperation with Microsoft. In particular, we provide: (i) infrastructure as a service, or IAAS, (ii) platform as a service, or PAAS, and (iii) software as a service, or SAAS, to our enterprise and individual customers on the public cloud. Windows Azure service provides our customers with a one-stop shop to purchase a portion of the pooled computing resources, control the applications uploaded to the virtual servers and/or access to the applications run by various operators on the cloud infrastructure, and pay on an on-demand basis. Through Office365 services, we provide our customers with not only the complete Office applications, but also business-class email, file sharing and HD video conferencing, all working together and connected in the public cloud so that customers can have access to everything they need to run their business from anywhere.

•	Private and Hybrid Cloud Services. In December 2013, we entered into a definitive agreement with IBM to introduce IBM’s premier private cloud infrastructure service and bring high-value managed private and hybrid cloud services to China. In October 2016, IBM Bluemix cloud services were made generally available in China. Private and hybrid cloud services are mostly provided to multi-national corporations or large enterprise customers to meet their specific needs for private and hybrid cloud services. Our private and hybrid cloud service through our partnership with IBM is specifically designed for the customers based on their requirements to ensure that they can exert the most effective control of data, security and quality of service. The customers can either use our infrastructure or we can build the infrastructure in their facilities, The customers can then upload their applications to the virtual servers for their private use and we will provide related managed services, such as database management services, firewall services, server load balancing services, data backup and recovery services, server management services, BGP internet access and VPN services. Currently, we partner with IBM to provide cloud infrastructure services and managed services. We also provide information technology service management services to enterprise customers of Unisys based on our cooperation contract with Unisys.

VPN Services

We offer virtual private network services, or VPN services, primarily through Dermot Entities, which we acquired in August 2014. Dermot Entities offer customers a comprehensive portfolio of customized VPN solutions for both enterprise customers seeking multi-point connectivity and carrier customers seeking to provision off-net customer locations. With over 40 POPs across China, Hong Kong, Singapore, Taiwan and Vietnam, Dermot Entities provide fully-managed network enabling connectivity to more than 700 cities in the region for many “blue-chip” customers across many verticals, including manufacturing, logistics, retail and financial services.

Hybrid IT Services

Our hybrid IT services provide customers with a complete package of infrastructure service offerings, conveniently bundled to expedite the customer’s process to launch their applications and products to the extent possible. In conjunction with our infrastructure as a service (IAAS) platform, hybrid IT services combine colocation, servers, connectivity, storage and customer service to save IT infrastructure installation time, and provide a complete, reliable, and secured environment for customer’s IT demands. As more customers move their IT resources to the cloud, our cloud-neutral platform will enable our hybrid IT services to provide both private and public cloud services as well as their inter-linked connections.

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

•	Content Delivery Network Services. We also offer CDN services primarily through Fastweb International Holdings, or Fastweb, a business we acquired in 2012 and through iJoy, which we acquired in 2013. Our CDN product portfolio provides customers with a cost-effective solution to their data connection needs in China, improving the reliability, scalability, security and speed of their internet services.

•	Last-mile Wired Broadband Services. We offer last-mile broadband services in select large metro areas in China, following the acquisition of 50% equity interest plus one share in Aipu Group in May 2014. The last-mile broadband market in China remains under-developed, as many end users face slower speed, unreliable connections and the lack of alternative high-quality service providers. As of December 31, 2016, Aipu Group provides high quality internet access at competitive price points to over 850,000 individual household customers in 12 cities in China.

Our Infrastructure

Our infrastructure, which consists of our data centers and data transmission network, is the foundation upon which we provide services to our customers. As of December 31, 2016, we operate 18 self-built data centers and 63 partnered data centers located in over 30 cities, including all of China’s major internet hubs, with 26,380 cabinets under management that house 132,648 servers. In addition, we also offer container-based data center service. Our extensive network, consisting of private optical fibers and 706 POPs, is a “high-speed internet railway” that connects our data centers with each other and links them to China’s telecommunication backbones.

Our Data Centers

We operate two types of data centers: self-built and partnered. We defined “self-built” data centers as those with our owned cabinets, and data center equipment housed in buildings we owned, leased from third parties, or implicitly offered to us for use as part of the equipment purchase agreement. We define “partnered” data centers as the data center space and cabinets we leased from China Telecom, China Unicom and other third parties through agreements. As of December 31, 2016, we operate 18 self-built data centers housing 19,294 cabinets and 63 partnered data centers housing 7,086 cabinets.

The table below sets forth the number of data centers and cabinets under our management and the number of servers housed in our data centers as of December 31, 2014, 2015 and 2016.

	As of December 31,
	2014	2015	2016
Data Centers	89	85	81
Cabinets
Self-built	14,572	15,998	19,294
Partnered	6,950	7,558	7,086

Total	21,522	23,556	26,380

Servers	97,101	112,865	132,648

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

Our Network

Our network transmits data and directs internet traffic mostly through private optical fibers, forming an internet highway system that is linked to the networks of major carriers, non-carriers and ISPs and enhances communications among our data centers, our customers and end users located throughout China and around the world. Our data centers are connected by our private optical fibers that include redundant connections with an estimated capacity of 4,641 gigabits per second to nearly all locations. As of December 31, 2016, our network connects 706 POPs throughout China with private optical fibers.

The table below sets forth the number of our POPs and our network service capacity as of the periods ended December 31, 2014, 2015 and 2016.

	As of and for the year ended December 31,
	2014	2015	2016
Number of POPs	615	753	706
Estimated Network Service Capacity*	3,489	4,143	4,641

*	By gigabits per second

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

Given the breadth of our customer base, the largest single customer accounted for less than 4% of our total net revenues in any of the past three years. Revenue from our top five customers accounted for less than 15% of our total net revenues in 2016.

As of December 31, 2016, we had approximately 4,000 enterprise customers for our hosting services, among which 31 were local subsidiaries of a telecommunication carrier in China. Because we negotiate with, maintain and support each of these entities of telecommunication carriers as a separate customer due to the fact that each of them has a separate decision-making authority and services procurement budget, we count each of them as a separate customer. None of these telecommunication carrier customers on a stand-alone basis contributed more than 2% of our revenues in any given year but in the aggregate, they contributed 7%, 6% and 4% of our total revenues, respectively, in 2014, 2015 and 2016.

We have a loyal customer base, as evidenced by our low churn rate. Our average monthly hosting churn rate, based on our core IDC business, was 0.6%, 0.2% and 0.7% in 2014, 2015 and 2016, respectively. Our average monthly recurring revenue from our top 20 customers were RMB57.1 million, RMB66.0 million and RMB74.8 million (US$10.8 million) in 2014, 2015 and 2016, respectively.

Our experience in serving market leaders in various sectors also provides us with industry knowledge, operational expertise and credibility that we can leverage in cross-selling additional services to our existing and potential customers.

The following table sets forth some of the industries we serve and the representative customers in each industry.

Search Engine/Portal	Rich Media	eCommerce	Social Networking	Mobile internet	Azure and Office 365 customers	Enterprise VPN
Aibang	Youku	Meituan	Qunar	Firefox	DongFeng-Renault	Imeigu
Damai	Ku6	Lashou	Renren	Beijie	Cfwin	iKang
Baixing	Kuwo	Jiuxian	Jiayuan	SKY-MOBI	Yungoal	Ryosan
Fang	iQIYI	Eleme	Tencent	Hurray!	Pactera	Cheetah Mobile

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

Consistent with our strong innovation culture, we devote significant resources to the research and development of our proprietary smart technology, CDN and cloud computing infrastructure service technologies. Our research and development efforts have yielded 66 patents, 71 patent applications and 121 software copyright registrations, all in China and related to different aspects of internet infrastructure services. We intend to continue to devote a significant amount of time and resources to carry out our research and development efforts.

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

Sales and Marketing

We actively market our portfolio of services and solutions through our direct sales force. Our sales and marketing team is primarily based in Beijing, Shanghai, Guangzhou, Shenzhen, Xi’an, Hangzhou, Wuhan, Guiyang, Nanning, Chengdu, Chongqing, Changsha, Kunming, Suzhou, Hong Kong and Taiwan. We also have dedicated teams for our key customers and provide them service offerings specially tailored to their needs. We up-sell and cross-sell our broad portfolio of services and solutions to our existing customer base. In addition, in an effort to better anticipate and respond to our customers’ needs, we require and foster the collaboration between our sales team and research and development team to develop additional services and solutions that meet the customers’ needs.

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

Competition

We face competition from a wide range of data center service providers and other value-added service providers, including:

•	Carriers. We face competition from state-owned telecommunication carriers, including China Telecom and China Unicom. According to IDC, carriers occupied 54.2% of the data center services market in

2015. In addition, both carriers operate their own networks. Competition is primarily focused on pricing, quality of services and geographic coverage. We believe we are well-positioned to compete with major carriers. Unlike China Telecom and China Unicom, which construct data centers primarily to help sell bandwidth, we provide connectivity to multiple networks in each of our carrier-neutral data centers, providing superior choice and performance. Our private network provides enhanced connectivity among different networks. In comparison, data centers operated by China Telecom and China Unicom generally provide access only to their own network and are often constrained by their networks’ coverage. Due to inadequate interconnectivity among China’s carriers’ networks and among the same carrier’s networks in different provinces, interconnectivity bottlenecks remain a major problem, contributing to slow transmission speeds across services and applications.

•	Carrier-neutral service providers. We face competition from other carrier-neutral service providers, such as SINNET, GDS and Dr. Peng. Competition is primarily focused on pricing and the quality and breadth of service offerings. We distinguish ourselves by our superior interconnectivity, extensive data transmission network, large number of high-quality data centers, and superior operations, maintenance and other customer services. Due to the unique nature of data center services, where relocation of customer servers and equipment is operationally difficult, customers are highly selective in choosing their data center service provider. Our strong brand, superior reputation and extensive operating experience and expertise remain the key differentiator in attracting and retaining our customers.

•	In-house data centers. Businesses may choose to house and maintain their own IT hardware, such as Baidu and Alibaba, and other large enterprises, particularly in the financial services sector. Due to their in-house capabilities, these customers may outsource fewer services to other third-party data center services providers including us, if at all. However, we believe our data centers, coupled with our superior network services, offer a unique combination of hosting services that would make us attractive to businesses with in-house data centers.

•	Cloud service providers. Cloud services are a new and emerging market and therefore, we face competition from various market players who have entered into or plan to enter into the new market. While we compete with domestic Chinese cloud service providers, such as AliCloud and Tencent Cloud, we offer Windows Azure and Office 365, operated by 21Vianet, a leading global public cloud service platform as well as IBM Bluemix, operated by 21Vianet, a leading global private cloud service platform. We believe our partnerships with Microsoft and IBM will make us attractive to potential customers, especially enterprise and government entity customers that have a strong demand for cloud services.

•	Other valued-added service providers. We face competition from other value-added telecommunications service providers including VPN service providers, such as Citic Telecom CPC; CDN service providers, such as ChinaNetCenter (Wangsu) and ChinaCache and last-mile wireless broadband service providers, such as Great Wall Broadband Network. As one of the leading service providers in each one of these value-added service markets, we believe our offerings not only complement our core hosting and managed network services, but also position us to capture additional growth opportunities.

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

Regulations on Value-Added Telecommunications Business and Data Center Services

Among all of the applicable laws and regulations, the Telecommunications Regulations implemented on September 25, 2000, as amended on July 29, 2014 and February 6, 2016, is the primary governing law, and sets out the general framework for the provision of telecommunication services by domestic PRC companies. Under the Telecom Regulations, telecommunications service providers are required to procure operating licenses prior to their commencement of operations. The Telecom Regulations distinguish “basic telecommunications services” from “value-added telecommunications services.” Value-added telecommunications services are defined as telecommunications and information services provided through public networks. A “Catalog of Telecommunications Business” or the Catalog, was issued as an attachment to the Telecom Regulations to categorize telecommunications services as either basic or value-added. In December 2015, the Catalog was updated and came into force on March 1, 2016, pursuant to which value-added telecommunications services are divided into type I value-added telecommunications services (i.e. services “mainly based on facilities and resources”) and type II value-added telecommunications services (i.e. services “mainly based on public platforms”) and they will be regulated accordingly. For example, value-added telecommunications services (e.g. internet data center services, content distribution network services, domestic internet protocol virtual private network services, and internet access services) which are primarily provided to enterprise users, closely attached to basic infrastructure and telecom resources, and have significant importance to national information security and public order, are categorized as type I value-added telecommunications services. Value-added telecommunications services (e.g. online data processing and transaction processing services and information services), which are mainly provided to the general public, have significant economic benefits, and are closely related to consumer rights and privacy protection are categorized as type II value-added telecommunications services. Medium and small-sized enterprises are encouraged to participate competitively in the development of type II value-added telecommunications services. The requirements for market access and information security for type II value-added telecommunications services are expected to be lower than those for type I value-added telecommunications services.

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

21Vianet Beijing holds a Cross-Regional VAT license issued by the MIIT on January 17, 2012 (which was updated on January 23, 2017) with a term effective until January 23, 2022. It is permitted to carry out its (i) data center business (excluding internet data resources coordination service) under the first category of “value-added telecommunications business” across 4 province-level municipalities and 11 cities in China; (ii) VPN services under the first category of “value-added telecommunications business” across 3 province-level municipalities and 2 cities in China; (iii) internet access service (including website access) under the first category of “value-added telecommunications business” across 13 province-level municipalities and provinces in China; and internet access service (excluding website access) under the first category of “value-added telecommunications business” across 6 province-level municipalities and provinces in China; and (iv) domestic multi-party communications services under the second category of “value-added telecommunications business” across China.

CYSD holds a VAT License issued by Beijing Communications Administration on March 20, 2012 (which was updated on November 28, 2016) with a term effective until November 28, 2021. It is permitted to carry out (i) the internet access service business under the first category of “value-added telecommunications business” in Beijing; and (ii) the information service business (excluding internet information service) under the second category of “value-added telecommunications business” in Beijing.

Gehua holds a VAT License issued by Guangdong Communications Administration on March 29, 2013 with a term effective until December 29, 2016. It is permitted to carry out its internet access service business under the first category of “value-added telecommunications business” and information service business (limited to internet information service business) under the second category of “value-added telecommunications business” in Guangdong Province. Such VAT License is still in the process of renewal.

BJ Fastweb holds a VAT license issued by Beijing Communications Administration on December 10, 2014 with a term effective until December 10, 2019. It is permitted to carry out its internet access service business under the first category of “value-added telecommunications business” in Beijing.

WiFire BJ holds a Cross-Regional VAT License issued by the MIIT on August 23, 2013 (which was updated on May 7, 2015) with a term effective until January 7, 2018. It is permitted to carry out its virtual private network services under the first category of “value-added telecommunications business” across 25 cities in China. Meanwhile, WiFire BJ holds a VAT License issued by the Beijing Communications Administration on January 22, 2014 with a term effective until December 12, 2014. It is permitted to carry out its internet access business under the first category of “value-added telecommunications business” in Beijing. A renewed VAT License was issued to WiFire BJ on December 31, 2014 with a term effective until December 31, 2019.

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

SC Aipu holds a Cross-Regional VAT License issued by the MIIT on July 31, 2012 (which was updated on July 21, 2016) with a term effective until July 21, 2021. It is permitted to carry out (i) call center service business under the second category of “value-added telecommunications business” across China; (ii) internet access business (excluding website access) under the first category of “value-added telecommunications business” across 20 province-level municipalities, province-level autonomous regions and provinces in China; and (iii) internet access business (including website access) under the first category of “value-added telecommunications business” across 11 province-level municipalities, province-level autonomous regions and provinces in China. In addition, MIIT has also approved SC Aipu to authorize each of its 7 subsidiaries to carry out internet access business under the first category of “value-added telecommunications business” across 7 cities in China.

SH Guotong holds a Cross-Regional VAT License issued by the MIIT on November 15, 2012, which was renewed on January 20, 2015 with a term effective until January 20, 2020. It is permitted to carry out internet access business under the first category of “value-added telecommunications business” across 14 cities in China.

On January 17, 2017, the MIIT issued a Circular on Clearing up and Regulating the Internet Access Service Market, or MIIIT Circular No. 32, aiming to regulate illegal operations in the field of internet data center (IDC) service, internet access (ISP) service and content delivery network (CDN) service business. In particular, the MIIT Circular No. 32 reiterates that an entity is prohibited from operating any of the IDC, ISP or CDN services without proper telecommunication business operation permit, or engaging in activities beyond the permitted business scope or permitted geographical scope specified on its operation permit, nor shall a qualified telecommunication business operator lease or transfer its qualification or resources to an unauthorized entity in the form of technology cooperation or in other disguised form. In addition, pursuant to the MIIT Circular No. 32, if an entity had obtained a VAT License for IDC service business prior to the implementation of the Catalog of Telecommunications Business (2015 Version) and has engaged in CDN service or internet resource coordination business, it must, by March 31, 2017, undertake to the issuing authority of its VAT License in a written commitment that it will satisfy relevant requirements for providing CDN service or internet resource coordination service, as applicable, and obtain the corresponding VAT License by the end of 2017. If it fails to obtain the VAT License by the deadline, it must cease to operate the CDN service and internet resource coordination service business after January 1, 2017. If an entity fails to submit the above commitment by March 31, 2017, it shall be refrained from providing CDN service and internet resource coordination service after April 1, 2017. BJ Fastweb, one of our consolidated affiliated entities, has submitted the abovementioned commitment and is in the process of applying for the VAT license for CDN service. SH Blue Cloud, another consolidated affiliated entity, has also submitted the abovementioned commitment and is in the process of applying for the VAT license for internet resource coordination business.

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

MIIT initiated another periodical pilot scheme for broadband access business by issuing the Notice on Liberalizing the Broadband Access Market to Private Capital on December 25, 2014, or the Broadband Notice, pursuant to which, the qualified private sector enterprises are encouraged, but not required, to apply to participate in the pilot scheme in broadband access business and the pilot scheme lasts for 3 years ending on December 31, 2017. In October 2016, MIIT issued a notice to expand the pilot scheme to all cities in seven provinces and twelve cities in other provinces. As of the date of this annual report, we have applied for and qualified to provide broadband access services in 36 cities such as Beijing, Shanghai, Guangzhou and Shenzhen.

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

Regulations on Foreign Investment in Telecommunications Enterprises

The PRC government imposes limitations on the foreign ownership of PRC companies that engage in telecommunications-related business. Under the Administrative Rules for Foreign Investments in Telecommunications Enterprises, or the Foreign Investment Telecommunications Rules, issued by the PRC State Council on December 11, 2001 and effective on January 1, 2002, which was further amended on September 10, 2008, a foreign investor is currently prohibited from owning more than 50% of the equity interest in a PRC company that engages in value-added telecommunications business, and the major foreign investor of a telecommunication business in China must also have experience and a sound track record in providing value-added telecommunications services overseas. Although the Catalog of Telecommunications Business (2015 Version) and a circular issue by MIIT in June 2015 allow a foreign investor to own more than 50% of the total equity interest in “online data processing and transaction processing businesses (Operational E-commerce)”, other requirements provided by the Foreign Investment Telecommunications Rules (such as the track record and experience requirement for a major foreign investor) still apply. Foreign investors that meet these requirements must obtain approvals from the MIIT, which retain considerable discretion in granting approvals.

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

We conduct our businesses in China primarily through contractual arrangements among us, our wholly-owned PRC subsidiaries, our variable interest entities and their shareholders. In the opinion of Han Kun Law Offices, our PRC legal counsel, each of the contracts under the contractual arrangements is valid, legally binding and enforceable upon each party of such arrangements under PRC laws and regulations, and will not result in any violation of PRC laws or regulations currently in effect. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities may not in the future take a view that is contrary to the above opinion of our PRC legal counsel. If the PRC government finds that the arrangements that establish the structure for operating our business do not comply with PRC law and regulations restricting foreign investment in the telecommunications business, we could be subject to severe penalties.

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

Regulations on Internet Security

On November 7, 2016, the Standing Committee of the National People’s Congress promulgated the Cyber Security Law, which will become effective on June 1, 2017. In accordance with the Cyber Security Law, internet operators must comply with applicable laws and regulations and fulfill their obligations to safeguard network security in conducting business and providing services. Internet operators must take technical and other necessary measures as required by laws and regulations to safeguard the operation of networks, respond to network security effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data. In addition, the Cyber Security Law requires internet operators to formulate contingency plans for cyber security incidents, and initiate relevant contingency plans, take corresponding remedial measures and report to the competent departments upon occurrence of any incident endangering cyber security.

In September 2016, the General Office of MIIT issued a Trial Administrative Measures on the Use and Operation Maintenance of Internet Information Security Management System, which, among others, regulates the operation and maintenance of the information security management system established or rend by an operator of telecommunication business such as IDC, ISP or CDN service. Pursuant to these administrative measures, the relevant telecommunication operator is obligated to monitor the information transmitted through its internet information security management system and take timely measures to deal with information that is prohibited to be published or transmitted. Moreover, it must preserve access log record with the internet information security management system according to relevant laws and industry standards, and provide the record for examination upon request from the authorities. It must also take necessary measures to maintain and safeguard the normal operation of its internet information security management system.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

According to Circular 37, PRC residents are required to register with local SAFE branches in connection with their direct establishment or indirect control of an offshore entity for the purposes of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in Circular 37 as a “special purpose vehicle.” The term “control” under Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles or PRC companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. Circular 37 further requires amendment to the registration in the event of any changes with respect to the basic information of the special purpose vehicle, such as changes in a PRC resident individual shareholder, name or operation period; or any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. If the shareholders of the offshore holding company who are PRC residents do not complete their registration with the local SAFE branches, the PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with SAFE registration and amendment requirements described above could result in liability under PRC law for evasion of applicable foreign exchange restrictions. On February 13, 2015, SAFE promulgated the SAFE Notice 13, which took effect on June 1, 2015. SAFE Notice 13 has delegated to the qualified banks the authority to register all PRC residents’ investment in “special purpose vehicle” pursuant to the Circular 37, except that those PRC residents who have failed to comply with Circular 37 will remain to fall into the jurisdiction of the local SAFE branches and must make their supplementary registration application with the local SAFE branches.

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

Regulations on Employee Stock Option Granted by Listed Companies

On December 25, 2006, the People’s Bank of China, issued the Administration Measures on Individual Foreign Exchange Control, which became effective on February 1, 2007, and was amended on May 29, 2016, and its Implementation Rules was issued by SAFE on January 5, 2007 and became effective on February 1, 2007. Under these regulations, all foreign exchange matters involved in employee share ownership plans, share option plans and other equity incentive plans participated by PRC individuals shall be transacted upon the approval from the SAFE or its authorized branch.

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

In addition, the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular No. 142, issued by the SAFE on August 29, 2008, regulates the conversion by FIEs of foreign currency into Renminbi by restricting how the converted Renminbi may be used. SAFE Circular 142 requires that Renminbi converted from the foreign currency-denominated capital of an FIE may only be used for purposes within the business scope approved by the relevant government authority and may not be used to make equity investments in PRC, unless specifically provided otherwise. In March 2015, SAFE promulgated the Circular on Reforming the Administration Approach Regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, or SAFE Circular No. 19, which became effective on June 1, 2015 and superseded Circular No. 142. SAFE Circular No. 19 provides that, among other things, a foreign-invested enterprise may convert up to 100% of the foreign currency in its capital account into RMB on a discretionary basis according to the actual needs. On June 9, 2016, SAFE further issued the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular No. 16, to further expand and strengthen such discretionary conversion reform under SAFE Circular No. 19. SAFE Circular No. 16 provides an integrated standard for conversion of foreign exchange under capital account items on a discretionary basis which applies to all enterprises registered in the PRC. Pursuant to SAFE Circular No. 16, in addition to foreign currency capital, the discretionary conversion policy expands to foreign currency debts borrowed by an enterprise (except financial institutions) and repatriated funds raised through overseas listing. In addition, SAFE Circular No. 16 has narrowed the scope of purposes for which an enterprise must not use the RMB funds so converted, which include, among others, (i) payment for expenditure beyond its business scope or otherwise as prohibited by the applicable laws and regulations; (ii) investment in securities or other financial products other than banks’ principal-secured products; (iii) provision of loans to non-affiliated enterprises, except where it is expressly permitted in the business scope of the enterprise; and (iv) construction or purchase of non-self-used real properties, except for the real estate developer. As SAFE Circular No. 16 was newly issued and SAFE has not provided detailed guidelines with respect to its interpretation or implementation, it is uncertain how these rules will be interpreted and implemented.

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

SAFE Notice 13 delegates the authority to enforce the foreign exchange registration in connection with the inbound and outbound direct investment under relevant SAFE rules to certain banks and therefore further simplifies the foreign exchange registration procedures for inbound and outbound direct investment.

Regulations on Dividend Distribution

Under applicable PRC laws and regulations, FIEs in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, FIEs in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund statutory reserve funds unless these reserves have reached 50% of the registered capital of the respective enterprises. These reserves are not distributable as cash dividends.

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

Notes:

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

Contractual Arrangements with Our Variable Interest Entities and Their Shareholders

PRC laws and regulations currently restrict foreign ownership of telecommunications value-added business. Because we are a Cayman Islands company, we are classified as a foreign enterprise under PRC laws and regulations and our wholly-owned PRC subsidiaries, 21Vianet China, SZ Zhuoaiyi and aBitCool DG, are considered as wholly-owned FIEs. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements among us, our wholly-owned PRC subsidiaries, our variable interest entities and their shareholders. The shareholders of our variable interest entities are founders, directors, executive officers, employees or shareholders of our company. They are also PRC citizens and therefore, our variable interest entities are considered as domestic companies under the PRC laws. For the years ended December 31, 2014, 2015 and 2016, our consolidated affiliated entities contributed most of our total net revenues.

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

Optional Share Purchase Agreements. The optional share purchase agreement is entered into among 21Vianet China, 21Vianet Technology, 21Vianet Beijing and the shareholders of 21Vianet Technology on December 19, 2006. Pursuant to the agreement, the shareholders irrevocably grant 21Vianet China or its designated persons the sole option to acquire from the shareholders or 21Vianet Technology all or any part of the equity interests in 21Vianet Technology and 21Vianet Beijing when permissible under PRC laws. 21Vianet Technology and 21Vianet Beijing made certain covenants to maintain the value of the equity interests, including but not limited to, engage in the ordinary course of business and refrain from making loans and entering into agreements exceeding the value of RMB200,000 with the exception of transactions made in the ordinary course of business. The initial term of 10 years has expired on December 18, 2016. The parties to this agreement have entered into a supplemental agreement on December 19, 2016, pursuant to which the term of this agreement is extended for 10 years and will be automatically renewed at the end of each 10-year term, unless otherwise terminated at the option of 21Vianet China with a 30-day advance written notice.

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

Exclusive Technical Consulting and Services Agreements. On July 15, 2003, 21Vianet China and 21Vianet Technology entered into an exclusive service agreement, which was superseded by a new exclusive technical consulting and service agreement entered into among 21Vianet China, 21Vianet Technology and 21Vianet Beijing on December 19, 2006. 21Vianet China agreed to provide 21Vianet Technology and 21Vianet Beijing with exclusive technical consulting and services, including internet technology services and management consulting services. 21Vianet Technology and 21Vianet Beijing agreed to pay an hourly rate of RMB1,000 and the rate is subject to adjustment at the sole discretion of 21Vianet China. 21Vianet Technology and 21Vianet Beijing agreed that they will not accept similar or comparable service arrangements that may replace the services provided by 21Vianet China without prior written consent of 21Vianet China. 21Vianet China is entitled to have sole and exclusive ownership of all rights, title and interests to any and all intellectual property rights arising from the provision of services. The initial term of 10 years has expired on December 18, 2016. The parties to this agreement have entered into a supplemental agreement on December 19, 2016, pursuant to which the term of this agreement is extended for 10 years and will be automatically renewed at the end of each 10-year term, unless otherwise terminated at the option of 21Vianet China with a 30-day advance written notice.

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

In the opinion of Han Kun Law Offices, our PRC legal counsel, each of the contracts under the contractual arrangements among us, our wholly-owned PRC subsidiaries, our variable interest entities and their shareholders governed by PRC law is valid, legally binding and enforceable to each party of such agreements under PRC laws and regulations, and will not result in any violation of PRC laws or regulations currently in effect.

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

Our headquarters are located at M5, 1 Jiuxianqiao East Road, Chaoyang District, Beijing, the People’s Republic of China. We lease facilities for our office space in Beijing, Shanghai, Guangzhou, Shenzhen, Xi’an, Hangzhou, Wuhan, Guiyang, Nanning, Chengdu, Suzhou, Hong Kong and Taiwan. Our office leases generally have terms ranging from one to ten years and may be renewed upon expiration of the lease terms. As of December 31, 2016, our offices occupied an aggregate of 36,037 square meters of leased space. In 2015, we purchased facilities for our office space in Chengdu with an aggregate of 3,140 square meters.

In Beijing, we also lease facilities for our self-built data centers located: (i) in the Chaoyang District, through three lease agreements with BOE Technology Group Co., Ltd., or BOE Technology, one lease agreement with Beijing Shangjun Property Development Co., Ltd., or Beijing Shangjun, and six lease agreements with China Youth Printing Factory, (ii) in the Beijing Economic and Technological Development Zone, through a lease agreement with Beijing Tengfei Boda Real Estate Development Co., Ltd., and (iii) in the Daxing District, through a lease agreement with Beijing Xingguang Tuocheng Investment Co., Ltd. These leases provide an aggregate of approximately 69,482 square meters of leased space and hosted a total of 8,585 cabinets as of December 31, 2016. The three leases with BOE Technology and the one lease with Beijing Shangjun are all expiring on August 31, 2019. The leases may be renewed upon mutually agreed-upon terms before they expire. The six leases with China Youth Printing Factory have different leasing periods, all expiring on March 30, 2018, subject to our pre-emptive right to renew the lease. The lease with Beijing Tengfei Boda Real Estate Development Co., Ltd. has a term of ten years expiring on August 31, 2021, subject to our pre-emptive right to renew the lease. The lease with Beijing Xingguang Tuocheng Investment Co., Ltd. has a term of twenty years expiring on February 28, 2033, subject to our pre-emptive right to renew the lease.

In Shenzhen, we also lease facilities for our self-built data centers located in the Nanshan District, through two lease agreements with Shenzhen Merchants Property Development Co., Ltd. and a lease agreement with Shenzhen Toukong Industrial Park Development and Operation Co., Ltd. These leases provide an aggregate of approximately 4,347 square meters of leased space and hosted a total of 713 cabinets as of December 31, 2016. The two leases with Shenzhen Merchants Property Development Co., Ltd. both have a term of 47 months expiring on September 30, 2015, which has been extended to September 30, 2020. The lease with Shenzhen Toukong Industrial Park Development and Operation Co., Ltd. has a term of eight years expiring on November 1, 2022.

In Shanghai, we also lease facilities for our self-built data centers located in the Baoshan District, through a lease agreement with Shanghai Cloud Century Co., Ltd., which provides an aggregate of 12,151 square meters of leases space and hosted a total of 1,034 cabinets as of December 31, 2016. The lease has a term of 18 years expiring on May 12, 2030.

In Hangzhou, we also lease facilities for our self-built data centers, offices and research centers located in Hangzhou Economic Development Zone, through a lease agreement with Hangzhou Economic and Development Zone Qiantang Real Estate Development Co., Ltd., which provides an aggregate of 11,020 square meters of leased space and hosted a total of 997 cabinets as of December 31, 2016. The lease has a term of 20 years expiring on July 31, 2031, subject to our pre-emptive right to renew the lease.

We have also built our own data centers in our self-owned buildings in Beijing, Xi’an, Shanghai, Foshan, Suzhou and Ningbo, housing 6,935 cabinets.

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

Overview

We are a leading carrier-neutral internet data center services provider in China. We host our customers’ servers and networking equipment and provide interconnectivity to improve the performance, availability and security of their internet infrastructure. We also provide managed network services to enable customers to deliver data across the internet in a faster and more reliable manner through our extensive data transmission network and our proprietary smart routing technology. Furthermore, we provide complementary value-added services, such as VPN services, CDN services and last-mile wired broadband services to improve the security, speed and quality of data transmission in China. We started offering public cloud services in 2013, private cloud and hybrid services in 2014, and partnered with numerous cloud providers to support our comprehensive cloud-neutral platform. We believe that the scale of our data center and networking assets as well as our carrier-neutrality position us well to capture opportunities and become a leader in the rapidly emerging market for cloud computing infrastructure services in China.

We have benefited from our premium data centers and extensive interconnected nationwide data transmission network, diversified and loyal customer base and our strong focus on customer satisfaction and technological innovation. Going forward, we expect that we will continue to benefit from the growth of China’s data center services market. However, we also face risks and uncertainties, including those relating to our ability to successfully implement our expansion plan, our integration of newly acquired businesses, our competition with, and dependency on, China Telecom and China Unicom, our ability to attract new customers and retain existing customers and our ability to control both business costs and costs as a result of being a public company. In particular, we plan to significantly increase the aggregate number of cabinets under management in both of our self-built data centers and partnered data centers. We also plan to expand our CDN services as part of our managed network business. If we are not able to successfully implement our expansion plan or our planned expansion does not achieve the desired results, our business and results of operations could be materially and adversely affected.

As part of our business expansion strategy to expand our businesses, we acquired certain entities that are complementary to our business, such as Fastweb, WiFire BJ and BJ Yilong, iJoy, Aipu Group and Dermot Entities. Therefore, the results of operations of the acquired businesses were consolidated into our results of operations.

We restructured services offered by us in the fourth quarter of 2016 and began reporting our operating results in two operating segments, namely hosting and related services and managed network services, for the year ended December 31, 2016. CDN services, which were previously offered as part of our hosting and related services business segment, were moved to our managed network services business segment. The primary reason for such restructuring is to provide management, shareholders, and investors with a clearer picture of our operations, one that makes sense intuitively, so that they can make more accurate valuations of our different business lines as well as properly benchmark us against industry best practices. Our consolidated statements of operations for the years ended December 31, 2014, 2015 and 2016 as presented in this annual report were modified to reflect this new presentation for consistency purposes.

Our net revenues generated from providing hosting and related services and managed network services increased from RMB2,876.4 million in 2014 to RMB3,634.4 million in 2015 and to RMB3,641.8 million (US$524.5 million) in 2016, representing a CAGR of 12.5% from 2014 to 2016. The total number of cabinets under our management increased from 21,522 as of December 31, 2014 to 23,556 as of December 31, 2015 and to 26,380 as of December 31, 2016. Our average monthly recurring net revenues increased from RMB208.4 million in 2014 to RMB265.4 million in 2015 and decreased to RMB241.6 million (US$34.8 million) in 2016. We recorded a net loss of RMB328.5 million, RMB401.3 million and RMB931.9 million (US$134.2 million) in 2014, 2015 and 2016, respectively, which reflected share-based compensation expenses of RMB233.7 million, RMB190.0 million and RMB118.7 million (US$17.1 million), respectively. Our results of operations also reflect the effects of our acquisitions during the respective periods.

Factors Affecting Our Results of Operations

Our business and results of operations are generally affected by the development of China’s data center services market. We have benefited from the rapid growth of China’s data center services market during the recent years. According to IDC, the total China internet data center services market was US$5.5 billion in 2015, a 31% year over year growth rate, and is expected to reach US$19.9 billion in 2020, representing a five-year CAGR of 29.5%. However, any adverse changes in the data center services market in China may harm our business and results of operations.

While our business is generally influenced by factors affecting the data center services market in China, we believe that our results of operations are more directly affected by company-specific factors, including number of cabinets under management and cabinet utilization rate, monthly recurring revenues and churn rate, pricing, growth in complementary markets and optimization of our managed network services and our cost structure.

Number of Cabinets under Management and Cabinet Utilization Rate

Our revenues are directly affected by the number of cabinets under management and the utilization rates of these cabinet spaces. We had 21,522, 23,556 and 26,380 cabinets under management as of December 31 2014, 2015 and 2016, respectively. Our annualized average monthly cabinet utilization rates were 71.9%, 69.0% and 76.0% in 2014, 2015 and 2016, respectively. We calculate the annualized cabinet utilization rate in a year as the average of the four quarterly cabinet utilization rates in that year, and we calculate quarterly cabinet utilization rate by dividing our weighted average billable cabinets by weighted average cabinet capacity in that quarter. Our quarterly and annualized cabinet utilization rates fluctuate due to the continuous changes in both our weighted average billable cabinets and weighted average cabinet capacity. Our future results of operations and growth prospects will largely depend on our ability to increase the number of cabinets under management while maintaining optimal cabinet utilization rate. With the rapid growth of China’s internet industry, demand for cabinet spaces has increased significantly and we do not always have sufficient self-built capacity to meet such demand. It usually takes twelve to eighteen months to build a data center together with cabinets and equipment installed. To meet our customers’ immediate demand, we may partner with China Telecom, China Unicom or other parties and lease cabinets from them. Due to the time needed to build data centers and the long-term nature of these investments, if we over-estimate the market demand for cabinets, it will lower our cabinet utilization rate and negatively affect our results of operations.

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

We use “monthly recurring revenues” to measure those revenues recognized on a fixed and recurring basis each month. Recurring revenues have comprised more than 80% of our total revenues during the past three years. Our average monthly recurring revenues increased from RMB208.4 million in 2014 to RMB265.4 million in 2015 and decreased to RMB241.6 million (US$34.8 million) in 2016.

We use “churn rate” to measure the reduction of monthly revenues that are attributable to the termination of customer contracts as a percentage of total monthly recurring revenues of the previous month. Our average monthly hosting churn rate, based on our core IDC business, was 0.6% in 2014 and 0.2% in 2015 and 0.7% in 2016.

Pricing

Our results of operations also depend on the price level of our services. Due to the quality of our services and our optimized interconnectivity among carriers and networks, we are generally able to command premium pricing for our services. Nonetheless, because we are generally regarded as a premium data center and network service provider, many customers only place their mission critical servers and equipment in our data centers, but not the bulk of their needs. As we try to acquire more business from new and existing customers, expand into new markets, or try to adapt to changing market conditions, we may need to lower our prices or provide other incentives to compete effectively.

Growth in New and Complementary Markets

Our results of operations also depend on the growth of new business areas that complement our core data center service offerings.

•	CDN services. Since the acquisitions of Fastweb in 2012 and iJoy in 2013 respectively, CDN services have contributed to the growth of our overall consolidated revenues. As the internet infrastructure in China remains under-developed, especially relative to the tremendous growth of internet traffic generated from various internet applications and media, we expect demand for CDN services, which optimize internet traffic transmission in a cost-effective way, to remain robust. Key growth drivers include signing up new customers, additional services from existing customers and cross selling opportunities with our other business groups. While demand remains robust, we have experienced pricing pressure within the past few years in our CDN services business mostly due to increased competition among us and other CDN services providers as well as cloud providers. However we are seeing signs of potential price stabilization which bode well for future growth.

•	Cloud computing services. Cloud computing services, largely through our partnerships with Microsoft, IBM and others, have contributed to our results of operations in 2014, 2015 and 2016. While our cloud computing platforms are now supporting a significant number of customers, we believe the cloud computing market in China is still in its early stages. Key factors of growth in this market include signing up services from new customers, improving utilization rates of cloud computing resources with existing customers introducing well-developed applications to improve cloud computing adoption rates, and partnering with more cloud providers to offer a comprehensive cloud-neutral platform.

•	Enterprise VPN services. As one of the largest enterprise VPN service providers in the Asian Pacific region following our acquisition of Dermot Entities in August 2014, we have experienced and expect continued growth in this market to meet customers’ growing demand for enterprise-grade VPN services with secure, dedicated connections. Key growth drivers include adding new customers, increasing the number of connections with existing customers and realizing revenue synergies with our other business groups.

Optimization of Managed Network Services

Our results of operations also depend on the optimization of our managed network services as we continue to fine-tune our strategies in this business. We started offering managed network services in 2008 and revenues derived from managed network services constituted 47.7%. 34.8% and 26.7% of our total net revenues in 2014, 2015 and 2016, respectively. Our revenues from managed network services have decreased from RMB1,371.2 million in 2014 to RMB1,265.1 million in 2015 and to RMB973.1 million (US$140.2 million) in 2016. Historically, we have acquired 100% equity interests in the Managed Network Entities, Gehua, Fastweb, WiFire BJ and BJ Yilong, and 50% of equity interests plus one share in Aipu Group, that are complementary to our managed network services. We believe our managed network services will benefit from the growing market demand for faster data transmission and better interconnection and continue to serve as part of our competitive strengths as a comprehensive internet infrastructure service provider.

We believe that our managed network service business may represent a more volatile portion of our overall revenue base. As the managed network services market continues to evolve and as we further optimize our growth strategies and allocate resources to more attractive areas with higher growth and return rates, we may become more selective in pursuing future revenue opportunities in the managed network services business. In addition, we experienced pricing pressure for our managed network services in recent past years due to evolving regulations in China’s telecommunications industry and increased competition. While we expect that the pricing pressure trend may continue, we are beginning to see signs of a potential price stabilization. As such, revenues from managed network services could continue to experience decline both in the absolute amount and as a percentage of our consolidated revenues, which could have a negative impact on our overall growth and profitability.

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

Key Components of Results of Operations

Net Revenues

Starting in 2016, we began reporting our operating results in two operating segments, namely hosting and related services and managed network services. CDN services, which were previously offered as part of our hosting and related services business segment, were moved to our managed network services business segment in the fourth quarter of 2016. The primary reason for such restructuring is to provide management, shareholders, and investors with a clearer picture of our operations, one that makes sense intuitively, so that they can make more accurate valuations of our different business lines as well as properly benchmark us against industry best practices. Our consolidated statements of operations for the years ended December 31, 2014, 2015 and 2016 as presented in this annual report were modified to reflect this new presentation for consistency purposes.

The following table sets forth our revenues by segment, both in an absolute amount and as a percentage of total net revenues, for the periods presented.

	For the Year Ended December 31,
	2014		2015		2016
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Net revenues:
Hosting and related services	1,505,233	52.3	2,369,223	65.2	2,668,655	384,366	73.3
Managed network services	1,371,214	47.7	1,265,149	34.8	973,119	140,159	26.7

Total net revenues	2,876,447	100.0	3,634,372	100.0	3,641,774	524,525	100.0

Hosting and Related Services

Hosting and related services have been our primary sources of revenues. We provide hosting and related services to house servers and networking equipment in our data centers and connect them through our data transmission network. We also provide cloud services, VPN services, hybrid IT services and other value-added services as part of our hosting and related services business. Revenues from our hosting and related services were RMB1,505.2 million, RMB2,369.2 million and RMB2,668.7 million (US$384.4 million) in 2014, 2015 and 2016, respectively, representing 52.3%, 65.2% and 73.3% of our total net revenues in the respective periods.

We generally enter into contracts with our customers with terms ranging from one to three years and most of our customer contracts have an automatic renewal provision. Customers generally pay our service fees on a monthly basis according to the amount of hosting spaces, the bandwidth and other value-added services they used or leased in the previous month.

Managed Network Services

Revenues from our managed network services decreased in absolute amounts from RMB1,371.2 million in 2014 to RMB1,265.1 million in 2015 and to RMB973.1 million (US$140.2 million) in 2016, as a percentage of total net revenues, revenues from our managed network services decreased from 47.7% in 2014 to 34.8% in 2015 and to 26.7% in 2016.

Our managed network services help our customers optimize the internet routing experience through our proprietary smart routing technology and our extensive data transmission network. Our managed network services include last-mile wired broadband services. Contracts with customers of our managed network services generally have one-year terms with an automatic renewal provision. We charge our customers a monthly fee for the bandwidth optimized through our managed network services. Starting from the fourth quarter of 2016, as part of our business restructuring, CDN services, which were previously offered as part of our hosting and related services, are now offered as part of our managed network services.

Cost of Revenues

Our cost of revenues primarily consists of telecommunications cost, and other costs. The following table sets forth, for the periods indicated, our cost of revenues, in absolute amounts and as a percentage of our total net revenues:

	For the Year Ended December 31,
	2014		2015		2016
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Cost of revenues:
Telecommunications costs	1,353,469	47.0	1,728,911	47.6	1,811,565	260,920	49.7
Others	712,835	24.8	1,051,703	28.9	1,118,073	161,036	30.7

Total cost of revenues	2,066,304	71.8	2,780,614	76.5	2,929,638	421,956	80.4

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

Operating Expenses

Our operating expenses consist of sales and marketing expenses, general and administrative expenses and research and development expenses. The following table sets forth our operating expenses, both as an absolute amount and as a percentage of total net revenues for the periods indicated.

	For the Year Ended December 31,
	2014		2015		2016
	RMB	% of Net Revenues	RMB	% of Net Revenues	RMB	US$	% of Net Revenues
	(in thousands, except percentages)
Operating expenses:
Sales and marketing expenses(1)	287,229	10.0	359,460	9.9	352,926	50,832	9.7
Research and development expenses(1)	121,676	4.2	142,835	3.9	149,337	21,509	4.1
General and administrative expenses(1)	483,396	16.8	568,741	15.6	639,648	92,128	17.6
Allowance for doubtful debt	9,913	0.3	32,199	0.9	117,564	16,933	3.2
Changes in the fair value of contingent purchase consideration payable	22,629	0.8	43,325	1.2	(93,307)	(13,439)	(2.6)
Impairment of long-lived assets	—	—	—	—	392,947	56,596	10.8
Operating income	—	—	(8,569)	(0.2)	(6,783)	(977)	(0.2)

Total Operating Expenses(1)	924,843	32.1	1,137,991	31.3	1,552,332	223,582	42.6

(1)	Includes share-based compensation expense as follows:

	2014	2015	2016
	RMB	RMB	RMB	US$
	(in thousands)
Allocation of share-based compensation expenses:
Sales and marketing expenses	13,482	13,488	2,490	359
Research and development expenses	4,176	10,303	(2,924)	(421)
General and administrative expenses	208,914	153,814	123,273	17,755

Total share-based compensation expenses	226,572	177,605	122,839	17,693

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

Share-Based Compensation Expenses

We recorded share-based compensation expenses in connection with share options and RSUs granted under our 2010 Plan and 2014 Plan. As of March 31, 2017, options to purchase 1,669,320 ordinary shares and 3,442,729 RSUs have been granted to our employees, directors and consultants. We recorded share-based compensation expenses in the amount of RMB122.8 million (US$17.7 million), RMB177.6 million and RMB226.6 million for the year ended December 31, 2016, 2015 and 2014, respectively, in connection with our share-based incentive grants.

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

Hong Kong

Our Hong Kong subsidiaries are subject to Hong Kong profits tax at a rate of 16.5% for the three years ended December 31, 2014, 2015 and 2016. We have not made a provision for Hong Kong profits tax in the consolidated financial statements because our Hong Kong subsidiaries had no assessable profits in the years ended December 31, 2014, 2015 and 2016, except for Diyixian.com Limited which was newly acquired in 2014 and has profits since acquisition.

Taiwan

The Taiwan branch of Diyixian.com Limited is incorporated in Taiwan and is subject to Taiwan profits tax rate of 17% for the year ended December 31, 2014, 2015 and 2016.

The PRC

Our PRC subsidiaries are subject to PRC EIT on their taxable income in accordance with the relevant PRC income tax laws.

Effective January 1, 2008, the statutory corporate income tax rate is 25%, except for certain entities eligible for preferential tax rates.

21Vianet Beijing was qualified for an HNTE since 2008 and is eligible for a 15% preferential tax rate. In October 2014, 21Vianet Beijing obtained a new certificate, which will expire in October 2017. In accordance with the PRC income tax laws, an enterprise awarded with the HNTE status may enjoy a reduced EIT rate of 15%. For the years ended December 31, 2014, 2015 and 2016, 21Vianet Beijing enjoyed a preferential tax rate of 15%.

In April 2011, Xi’an Sub was qualified for a preferential tax rate of 15%. The preferential tax rate is awarded to companies that have operations in certain industries and meet the criteria of the Preferential Tax Policies for Development of the West Regions. Such qualification will need to be assessed on an annual basis. For the years ended December 31, 2014 and 2015, Xi’an Sub enjoyed a preferential tax rate of 15%. Xi’an Sub will file with the local tax authority for the above preferential tax rate of 15% for the year of 2016 during its annual income tax settlement process in the middle of 2017, and such preferential tax filing will be subject to the tax authority’s assessment.

In July 2012, Gehua was qualified as an HNTE and is eligible for a 15% preferential tax rate effective from 2012 to 2014, and thereafter for an additional three years if it is able to meet the HNTE technical and administrative requirements in those three years. Gehua has successfully renewed the HNTE certificate in 2015. For the years ended December 31, 2014, 2015 and 2016, Gehua enjoyed a preferential tax rate of 15%.

In June 2009, BJ Fastweb was qualified as an HNTE and is eligible for a 15% preferential tax rate effective from 2009 to 2011, and thereafter for an additional three years if it is able to meet the HNTE technical and administrative requirements in those three years. BJ Fastweb has successfully renewed the HNTE certificate in 2015. For the years ended December 31, 2014, 2015 and 2016, BJ Fastweb enjoyed a preferential tax rate of 15%.

In December 2013, WiFire BJ was qualified as an HNTE and became eligible for a 15% preferential tax rate effective from 2013 to 2015, and thereafter for an additional three years if it is able to meet the HNTE technical and administrative requirements in those three years. WiFire BJ renewed its HNTE certificate on December 22, 2016 with an effective term of three years. For the years ended December 31, 2014, 2015 and 2016, WiFire BJ enjoyed a preferential tax rate of 15%.

In 2013, BJ iJoy was qualified as a software enterprise which allows the Company to utilize a two-year 100% exemption for 2013 and 2014 followed by a three-year half-reduced EIT rate effective for the years from 2015 to 2017. The qualification will need to be reviewed on an annual basis. For the year ended December 31, 2013 and 2014, BJ iJoy enjoyed the 100% tax exemption for its taxable income. For the year ended December 31, 2015, BJ iJoy enjoyed the half-reduced EIT rate for its taxable income. BJ iJoy will file with the local tax authority for the half-reduced EIT rate for its taxable income for the year of 2016 during its annual income tax settlement process in the middle of 2017, and such preferential tax filing will be subject to the tax authority’s assessment.

In 2010, GD Tianying was qualified as an HNTE and is eligible for a 15% preferential tax rate effective from 2010 to 2012, and thereafter for an addition three years if it is able to meet the HNTE technical and administrative requirements in those three years. GD Tianying’s HNTE certificate expired on December 31, 2012 and a renewed certificate was obtained in October 2013, which has expired on October 12, 2016. For the years ended December 31, 2014 and 2015, GD Tianying enjoyed a preferential tax rate of 15%. GD Tianying ceased to qualify as an HNTE upon expiration of its HNTE certificate.

In 2015, SH Blue Cloud was qualified as an HNTE and is eligible for a 15% preferential tax rate effective from 2015 to 2017, and thereafter for an addition three years if it is able to meet the HNTE technical and administrative requirements in those three years. For the years ended December 31, 2015 and 2016, SH Blue Cloud enjoyed a preferential tax rate of 15%.

In 2016, SZ DYX was qualified as an HNTE and is eligible for a 15% preferential tax rate effective from 2016 to 2018, and thereafter for an addition three years if it is able to meet the HNTE technical and administrative requirements in those three years. For the years ended December 31, 2016, SZ DYX enjoyed a preferential tax rate of 15%.

In 2010 and 2012, SC Aipu and Yunnan Aipu, respectively, qualified for a preferential tax rate of 15%. The preferential tax rate is awarded for companies that have operations in certain industries and meet the criteria of the Preferential Tax Policies for Development of the West Regions. The qualification will need to be reviewed on an annual basis. For the years ended December 31, 2014 and 2015, SC Aipu and Yunnan Aipu enjoyed a preferential tax rate of 15%. Each of SC Aipu and Yunan Aipu will file with the local tax authority for the above preferential tax rate of 15% for the year of 2016 during its respective annual income tax settlement process in the middle of 2017, and such preferential tax filing will be subject to the tax authority’s assessment.

Our other PRC subsidiaries were subject to an EIT rate of 25% for the years ended December 31, 2014, 2015 and 2016.

Under the EIT Law, dividends paid by PRC enterprises out of profits earned after 2007 to non-PRC tax resident enterprises are subject to PRC withholding tax of 10%. A lower withholding tax rate may be applied based on applicable tax treaty with certain countries or districts.

The EIT Law also provides that enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC are considered PRC tax resident enterprises and subject to PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. As of December 31, 2016, no detailed interpretation or guidance has been issued to define “place of effective management”. Furthermore, as of December 31, 2016, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. If we are deemed as a PRC tax resident, we would be subject to PRC tax under the EIT Law. We will continue to monitor changes in the interpretation or guidance of this law.

PRC Business Tax and VAT. In November 2011, the Ministry of Finance and the State Administration of Taxation jointly issued two circulars setting out the details of the pilot value-added tax (“VAT”) reform program, which changed the charge of sales tax from business tax to VAT for certain pilot industries. The pilot VAT reform program initially applied only to the pilot industries in Shanghai, and was expanded to eight additional regions, including, among others, Beijing and Guangdong province, in 2012. In August 2013, the program was further expanded nationwide. In May 2016, the program was expanded to cover additional industry sectors such as construction, real estate, finance and consumer services.

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

We provide last-mile wired broadband Internet access services, sometimes bundled with broadband related products, to individual and corporate customers at agreed prices. We allocate the contract price based on the relative selling price method under which the selling price of each deliverable is determined using VSOE of selling price, third-party evidence (“TPE”) of selling price, or management’s best estimate of the selling price (“BESP”). We consider all reasonably available information in determining the BESP, including both market and entity-specific factors. Revenues are recognized for each deliverable when all four criteria under ASC605-10 are met.

We evaluate whether it is appropriate to record the gross amount of service sales and related costs or the net amount earned as commissions. Generally, when we are not primarily obligated in a transaction, have latitude in establishing prices and/or selecting suppliers, or have several but not all of these indicators, revenue is recorded at the gross sale price. We generally record the net amounts as commissions earned if we are not primarily obligated and do not have latitude in establishing prices. Such amounts earned are determined using a fixed percentage of the gross sales price.

Cash received in advance from customers that are expected to be recognized as revenue upon completion of performance obligations is recorded as deferred revenue when there is no general right of refund; otherwise, it is recorded as advances from customers. Business tax on revenues earned from provision of services to customers is recorded as a deduction from gross revenue to derive net revenue in the same period in which the related revenue is recognized. Most of our PRC subsidiaries and Consolidated VIEs are subject to a business tax rate of 3% or 5%. The business tax expenses and other surcharges for the years ended December 31, 2014 and 2015 amounted to RMB25.2 million and RMB6.4 million, respectively. Effective since June 2014, VAT of 6% replaced the original business tax for all telecommunication services provided in Mainland China. There was no business tax expense charged in 2016 and afterwards.

Fair Value of Financial Instruments

Our financial instruments include cash and cash equivalents, restricted cash, short-term investments, accounts receivable and payable, other receivables and payables, bonds payable, short-term, long-term bank and other borrowings, available-for-sale investments, share-settled bonuses, liability-classified restricted share units, mandatorily redeemable noncontrolling interests and balances with related parties. Other than the bonds payable, long-term bank and other borrowings, share-settled bonuses, mandatorily redeemable noncontrolling interests and the contingent consideration payable included in the balances with related parties, the carrying values of these financial instruments approximate their fair values due to their short-term maturities.

The carrying amounts of long-term bank and other borrowings approximate their fair values since they bear interest rates which approximate market interest rates. The contingent considerations in both cash and shares and share-settled bonuses are initially measured at fair value on the acquisition dates of the acquired businesses and the date of grant, respectively, and subsequently remeasured at the end of each reporting period with an adjustment for fair value recorded to the current period expense. The mandatorily redeemable noncontrolling interest is initially recognized at its issuance value. We recognize changes in the redemption value based on the higher of its redemption value at the end of each reporting period and the original issuance value as interest expense. In 2016, the mandatorily redeemable noncontrolling interest was fully settled.

We, with the assistance of an independent third party valuation firm, determined the estimated fair value of the contingent consideration in both cash and shares and mandatorily redeemable controlling interests that are recognized in the consolidated financial statements. Based on the quoted market price as of December 31, 2016, the fair value of the bonds payable was RMB418.5 million (US$60.3 million).

Consolidation of Variable Interest Entities

PRC laws and regulations currently restrict foreign ownership of PRC companies that engage in value-added telecommunications services, including content and application delivery services. To comply with the foreign ownership restriction, we conduct our businesses in the PRC through our variable interest entities using contractual arrangements entered into by us, 21Vianet China, 21Vianet Technology and its respective shareholders. See “—C. Organizational Structure”. 21Vianet Beijing, subsidiary of 21Vianet Technology, holds a Cross-Regional VAT licenses to carry out the data center services across nine cities in China. We exercise effective control over 21Vianet Technology through a series of contractual arrangements, including: (i) an irrevocable power of attorney, under which each shareholder of 21Vianet Technology appointed 21Vianet China or a person designated by 21Vianet China as his/her attorney-in-fact to attend shareholders’ meeting of 21Vianet

Technology and exercise all the shareholder’s voting rights, such power of attorney has been subsequently assigned to 21Vianet Group; (ii) a loan agreement and a financial support letter pursuant to which we agree to give unlimited financial support to 21Vianet Technology; and (iii) an exclusive technical consulting and services agreement, where we receive substantially all of the economic benefits of 21Vianet Technology in consideration for the services provided by 21Vianet China and we are considered the primary beneficiary of 21Vianet Technology. Accordingly, 21Vianet Technology is our variable interest entity under U.S. GAAP and we consolidate its result in our consolidated financial statements. Similar contractual arrangements had been entered into (i) amongst iJoy BVI, SZ Zhuoaiyi, BJ iJoy and its shareholder; and (ii) amongst WiFire Group, aBitCool DG, WiFire Network and its shareholders; and similar conclusion has been reached respect to the variable interest entity structure with iJoy BVI and WiFire Group as the primary beneficiaries of BJ iJoy and WiFire Network, respectively. We have confirmed with Han Kun Law Offices, our PRC legal counsel, on the compliance and validity of each of the contractual agreements under PRC laws and regulations. However, any change in PRC laws and regulations may affect our ability to effectively control the variable interest entities and preclude us from consolidating the variable interest entities in the future.

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

Investments not classified as trading or as held-to-maturity are classified as available-for-sale securities. Available-for-sale investments are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive loss. Realized gains or losses are included in earnings during the period in which the gain or loss is realized. An impairment loss on the available-for-sale securities would be recognized in earnings when the decline in value is determined to be other-than-temporary.

No impairment loss had been recorded during each of the three years ended December 31, 2014, 2015 and 2016.

Long-term Investments

Our long-term investments consist of cost method investments and equity method investments.

In accordance with ASC 325-20, Investments—Other: Cost Method Investments, for investments in an investee over which we do not have significant influence, we carry the investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings. Our management regularly evaluates the impairment of our cost method investments based on the performance and financial position of the investee as well as other evidence of estimated market values. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and current and future financing needs. An impairment loss is recognized in the consolidated statements of operations equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.

Investments in equity investees represent investments in entities in which we can exercise significant influence but do not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC 323-10, Investments—Equity Method and Joint Ventures: Overall. We apply the equity method of accounting that is consistent with ASC 323-10 in limited partnerships in which we hold a three percent or greater interest. Under the equity method, we initially record our investment at cost and prospectively recognizes our proportionate share of each equity investee’s net profit or loss into its consolidated statements of operations. The difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill included in equity method investments on the consolidated balance sheets. We evaluate our equity method investments for impairment under ASC 323-10. An impairment loss on the equity method investments is recognized in the consolidated statements of operations when the decline in value is determined to be other-than-temporary. No impairment loss had been recorded during each of the three years ended December 31, 2014, 2015 and 2016.

Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. Our goodwill as of December 31, 2015 and 2016 were mainly related to our acquisitions of the Managed Network Entities, Fastweb, iJoy, Aipu Group and Dermot Entities. In accordance with ASC 350, Goodwill and Other Intangible Assets, recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present. We have adopted Accounting Standards Update No. 2011-08 (“ASU 2011-08”), Intangibles—Goodwill and Others, pursuant to which we can elect to perform a qualitative assessment to determine whether the two-step impairment testing on goodwill is necessary. The performance of the impairment test in accordance to ASC 350 involves a two-step process. The first step of the impairment test involves comparing the fair value of the reporting unit with its carrying amount, including goodwill. Fair value is primarily determined by computing the future discounted cash flows expected to be generated by the reporting unit. If the reporting unit’s carrying value exceeds its fair value, goodwill may be impaired. If this occurs, we perform the second step of the goodwill impairment test to determine the amount of impairment loss.

The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit’s goodwill. If the implied goodwill fair value is less than its carrying value, the difference is recognized an impairment loss.

In accordance with ASC 350, we assigned and assessed goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. As of December 31, 2015, we had one single reporting unit which is also our only operating segment. Goodwill that has arisen as a result of the acquisitions of subsidiaries was assigned to this reporting unit. Immediately upon the change in segment reporting in 2016, there were two reporting units consisting of two service lines namely Hosting and Related Services and Managed Network Services. The goodwill was reassigned to the two reporting units using a relative fair value allocation approach.

In 2016, we elected to assess goodwill for impairment using the two-step process. As of October 1, 2016, we completed our annual impairment test for goodwill that has arisen out of our acquisitions. We determined the fair value of the reporting unit using the income approach based on the discounted expected cash flows associated with the reporting unit. The discounted cash flows for the reporting unit were based on six year projections. Cash flow projections were based on past experience, actual operating results and management best estimates about future developments as well as certain market assumptions. Cash flows after six years were estimated using a terminal value calculation, which considered terminal value growth at 3%, considering the long term revenue growth for entities in a similar industry in the PRC. The discount rate of approximately 13% was derived and used in the valuations which reflect the market assessment of the risks specific to us and our industry and is based on our weighted average cost of capital. The resulting fair value of the reporting unit was higher than its carrying value, and as such, we were not required to complete the second step; therefore, no impairment losses were recognized in 2016. Similarly, pursuant to the goodwill impairment tests in 2014 and 2015, no impairment losses were recognized.

Impairment of long-lived assets

We evaluate our long-lived assets or asset group, including intangible assets with finite lives, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset or a group of long-lived assets may not be recoverable. When these events occur, we evaluate for impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available for the long-lived assets, when the market prices are not readily available for the long-lived assets.

In 2016, due to the deterioration of the operating results of one of our asset group, we recognized an impairment loss based on the excess of the carrying amount of the asset group over its fair value. We determined the fair value of the asset group using the income approach based on the discounted expected cash flows associated with the asset group. The discounted cash flows for the asset group were based on five year projections which is consistent with its useful lives of the principal assets. Cash flow projections were based on past experience, actual operating results and management best estimates about future developments as well as certain market assumptions. The discount rate of approximately 13% was derived and used in the valuations which reflect the market assessment of the risks specific to us and our industry and is based on our weighted average cost of capital.

The impairment loss reduced the carrying amount of the long-lived assets of a group on a pro-rata basis using the relative carrying amount of those assets.

We recorded impairment charges associated with our long-lived assets and acquired intangibles as follows:

	Years ended December 31,
	2014	2015	2016	2016
	RMB’000	RMB’000	RMB’000	US$’000
Impairment of property and equipment	—	—	238,144	34,300
Impairment of intangible assets	—	—	154,803	22,296

Leases

Leases are classified at the inception date as either a capital lease or an operating lease. We did not enter into any leases whereby we are the lessor for any of the periods presented. As the lessee, a lease is a capital lease if any of the following conditions exists: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life, or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. We entered into capital leases for certain fiber optic cables, network equipment and property in the years ended December 31, 2014, 2015 and 2016.

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

For the performance bonuses that the employees can elect to settle in cash and/or restricted shares at an agreed premium of us (“Share-Settled Bonus”), we estimate the portion of the arrangement to be settled in equity based on our past settlement practices and classify such portion as a liability in accordance with ASC718. We remeasure the fair value of such liability at each reporting period end through earnings until the actual settlement date, which is the date when the underlying shares were granted to the employees. Subsequent to the settlement date, although we account for these restricted shares units as an equity award, the original cash bonus amount continues to be classified as a liability within “Accrued expenses and other payables-Others” in the consolidated balance sheets until the end of the six months’ lock-up period as such amounts will be paid to the employees in cash upon the termination of their employment. The fair value of the premium will be reclassified to additional paid in capital and recognized over the remaining lock-up period using the accelerated method, respectively.

A cancellation of the terms or conditions of an equity award under original award in exchange for a new award should be treated as modification. The compensation costs associated with the modified awards are recognized if either the original vesting conditions or the new vesting conditions have been achieved. Total recognized compensation cost for the awards is at least equal to the fair value of the original awards at the grant date unless at the date of the modification the performance or service conditions of the original awards are not expected to be satisfied. The incremental compensation cost is measured as the excess of the fair value of the replacement awards over the fair value at the modification date. Therefore, in relation to the modified awards, we recognize share-based compensation over the vesting periods of the new awards, which comprises (i) the amortization of the incremental portion of share-based compensation over the remaining vesting term, and (ii) any unrecognized compensation cost of original awards, using either the original term or the new term, whichever results in higher expenses for each reporting period. For modification of a liability award that remains a liability after modification, the liability award continues to be remeasured at fair value at each reporting date.

On April 15, 2016 (“the Modification date”), we made revisions to the Share-Settled Bonus to remove the agreed premium and six month lock-up period or the option to settle in share. The modified awards remain as liabilities in accordance with ASC 718 as we can only settle the Share-Settled Bonus by issuing variable number of shares until the settlement date or in cash.

On November 26, 2016, the Board approved a new incentive program to replace unvested RSUs to certain individuals with a new bonus scheme which will be settled by issuing a variable number of shares with a fair value equal to fixed dollar amount on the settlement date. The modification was treated as equity to liability modification in accordance with ASC 718. We remeasure the fair value of such liability at each reporting period end through earnings until the actual settlement date, which is the date when the number of underlying shares were fixed and recorded the incremental cost over the remaining vesting term and the unrecognized compensation of original awards using the new term.

We elected to estimate forfeitures at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. The forfeiture rate is estimated based on historical and future expectations of employee turnover rates and are adjusted to reflect future changes in facts and circumstances, if any.

Share-based compensation expense is recorded net of estimated forfeitures such that expense is recorded only for those share-based awards that are expected to vest. To the extent we revise this estimate in the future, the share-based payments could be materially impacted in the period of revision, as well as in subsequent periods. During the years ended December 31, 2014, 2015 and 2016, we estimated that the forfeiture rate for both of our management and non-management employees was 1.66%, 1.10% and 1.81%.

Segment Reporting

In accordance with ASC 280 “Segment Reporting” (“ASC 280”), we historically had only one single reportable segment since our chief executive officer, who has been identified as our chief operating decision-maker (“CODM”) formerly relied on the consolidated results of operations when making decisions on allocating resources and assessing performance of us. On October 1, 2016, we changed our reportable segments as the CODM now reviews the operating result of two different services in order to allocate resources and assess performance of us. The operations of us are organized into two segments, consisting of the Hosting and related services and Managed network services. Hosting and related services includes the data center and related businesses such as IDC, Cloud and VPN. Managed network services includes CDN, MNS, big data, block chain and digital realty. We have restated the presentation of our reportable segments for prior years to conform with the current year’s presentation.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09 (“ASU 2014-09”), Revenue from Contracts with Customers. ASU 2014-09 supersedes the revenue recognition requirements in ASC 605, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. ASU 2014-09 is originally effective for the annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. ASU No. 2015-14, Revenue from Contracts with Customers (“ASU- 2015-14”), defers the effective date of ASU 2014-09 by one year. As a result, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017 and interim periods therein. Early adoption is permitted to the original effective date. We are currently evaluating the timing of its adoption and the impact of adopting the new revenue standard on our consolidated financial statements and considering additional disclosure requirements.

In November 2015, the FASB issued ASU No. 2015-17 (“ASU 2015-17”), Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, which simplifies the presentation of deferred income taxes by requiring deferred tax assets and liabilities be classified as noncurrent on the balance sheet. The amendments in this update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. All short-term deferred tax assets and liabilities will be reclassified to long-term assets and liabilities upon adoption of this update. We are currently evaluating the impact on our consolidated financial statements of adopting this guidance.

In January 2016, the FASB issued ASU No. 2016-01 (“ASU 2016-01”), Financial Instruments. ASU 2016-01 requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. An entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. ASU 2016-01 also simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment. When a qualitative assessment indicates that impairment exists, an entity is required to measure the investment at fair value. For public business entities, the amendments are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. We are currently evaluating the impact of adopting this standard on our consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (“ASU 2016-02”). ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. ASU 2016-02 is effective for public companies for annual reporting periods and interim periods within those years beginning after December 15, 2018. Early adoption is permitted. We are currently evaluating the impact of adopting ASU 2016-02 on our consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), (“ASU 2016-08”) which clarifies the implementation guidance on principal versus agent considerations. The guidance includes indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to the customers. This guidance will be effective for the company in the first quarter of 2018, with the option to adopt it in the first quarter of 2017. We are still evaluating the effect if any, that this guidance will have on our consolidated financial statements. In June 2016, the FASB issued ASU No. 2016-13 (“ASU 2016-13”), Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. ASU 2016-13 changes the impairment model for most financial assets and certain other instruments. The standard will replace “incurred loss” approach with an “expected loss” model for instruments measured at amortized cost. For available-for-sale investments, entities will be required to record allowances rather than reduce the carrying amount, as they do today under the other-than-temporary impairment model. The standard is effective for public business entities for annual periods beginning after December 15, 2019, and interim periods therein. Early adoption is permitted. We are currently evaluating the impact of adopting this standard on our consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”). The amendments in ASU 2016-09 simplify several aspects of the accounting for employee share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. For public business entities, ASU 2016-09 is effective for annual periods beginning after December 15, 2016 and interim periods within those annual periods. We do not expect the implementation of this standard to materially impact our future stock-based compensation expense.

In August 2016, the FASB issued ASU No. 2016-15, Statement of cash flows—Classification of Certain Cash Receipts (“ASU 2016-15”). The amendments in ASU 2016-15 addresses eight specific cash flow issues, including debt prepayment or debt extinguishment costs, settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies (COLIs) (including bank-owned life insurance policies (BOLIs)), distributions received from equity method investees, beneficial interests in securitization transactions and separately identifiable cash flows and application of the predominance principle. For public business entities, ASU 2016-15 is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. We are currently evaluating the impact of adopting this standard on our consolidated financial statements.

In November 2016, the FASB issued Accounting Standards Update No. 2016-18 (“ASU 2016-18”), Statement of Cash Flows (Topic 230): Restricted Cash. ASU 2016-18 requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. This standard is effective for public business entities in the first quarter of 2018. Early adoption is permitted. We are currently evaluating the effect that this guidance will have on our consolidated financial statements and related disclosures.

In January 2017, FASB has issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, clarifying the definition of a business. The ASU affects all companies and other reporting organizations that must determine whether they have acquired or sold a business. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The ASU is effective for annual periods beginning after December 15, 2017, including interim periods within those periods. We are currently evaluating the impact that the adoption of this standard will have on our consolidated financial statements.

In January 2017, the FASB issued Accounting Standards Update No. 2017-04(“ASU 2017-04”), Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. ASU 2017-04 eliminates the requirement to calculate the implied fair value of goodwill to measure a goodwill impairment charge. Instead, entities will record an impairment charge based on the excess of a reporting unit’s carrying amount over its fair value. This standard is effective for public business entities in the first quarter of 2020. Early adoption is permitted. We are currently evaluating the effect that this guidance will have on our consolidated financial statements and related disclosures.

Inflation

In the last 3 years, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2014, 2015 and 2016 were 2.0%, 1.4% and 2.0%, respectively. The year-over-year percent changes in the consumer price index for January 2015, 2016 and 2017 were increases of 0.8%, 1.8% and 2.1%, respectively. Although we have not been materially affected by inflation in the past, we cannot assure you that we will not be affected in the future by higher rates of inflation in China.

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

	For the Year Ended December 31,
	2014		2015		2016
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Consolidated Statements of Operations Data:
Net revenues	2,876,447	100.0	3,634,372	100.0	3,641,774	524,525	100.0
Hosting and related services	1,505,233	52.3	2,369,223	65.2	2,668,655	384,366	73.3
Managed network services	1,371,214	47.7	1,265,149	34.8	973,119	140,159	26.7
Cost of revenues	(2,066,304)	(71.8)	(2,780,614)	(76.5)	(2,929,638)	(421,956)	(80.4)

Gross profit	810,143	28.2	853,758	23.5	712,136	102,569	19.6
Operating (expenses) income:
Sales and marketing expenses	(287,229)	(10.0)	(359,460)	(9.9)	(352,926)	(50,832)	(9.7)
Research and development expenses	(121,676)	(4.2)	(142,835)	(3.9)	(149,337)	(21,509)	(4.1)
General and administrative expenses	(483,396)	(16.8)	(568,741)	(15.6)	(639,648)	(92,128)	(17.6)
Allowance for doubtful debt	(9,913)	(0.3)	(32,199)	(0.9)	(117,564)	(16,933)	(3.2)
Changes in the fair value of contingent purchase consideration payable	(22,629)	(0.8)	(43,325)	(1.2)	93,307	13,439	2.6
Impairment of long-lived assets	—	—	—	—	(392,947)	(56,596)	(10.8)
Operating income	—	—	8,569	0.2	6,783	977	0.2

Total operating expenses	(924,843)	(32.1)	(1,137,991)	(31.3)	(1,552,332)	(223,582)	(42.6)

Operating loss	(114,700)	(4.0)	(284,233)	(7.8)	(840,196)	(121,013)	(23.1)
Interest income	67,904	2.4	53,494	1.5	21,078	3,036	0.6
Interest expense	(232,020)	(8.1)	(274,184)	(7.5)	(198,589)	(28,603)	(5.5)
Loss on debt extinguishment	(41,581)	(1.4)	—	—	(29,841)	(4,298)	(0.8)
Other income	26,560	0.9	30,430	0.8	28,922	4,166	0.8
Other expense	(1,040)	(0.0)	(3,701)	(0.1)	(16,449)	(2,369)	(0.5)
Foreign exchange (loss) gain	(16,256)	(0.6)	72,394	2.0	56,341	8,115	1.5

Loss before income taxes and (loss) gain from equity method investments	(311,133)	(10.8)	(405,800)	(11.2)	(978,734)	(140,966)	(26.9)
Income tax (expense) benefits	(16,673)	(0.6)	(47,830)	(1.3)	11,160	1,607	0.3
(Loss) gain from equity method investments	(671)	(0.0)	52,355	1.4	35,652	5,135	1.0

Consolidated net loss	(328,477)	(11.4)	(401,275)	(11.0)	(931,922)	(134,224)	(25.6)
Net (income) loss attributable to non-controlling interest	(20,003)	(0.7)	(26,824)	(0.7)	298,324	42,968	8.2

Net loss attributable to the Company’s ordinary shareholders	(348,480)	(12.1)	(428,099)	(11.8)	(633,598)	(91,256)	(17.4)

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Net Revenues

Our net revenues increased by 0.2% from RMB3,634.4 million in 2015 to RMB3,641.8 million (US$524.5 million) in 2016. The increase was primarily due to the growth of our hosting and related services business. Revenues from our hosting and related services amounted to RMB2,668.7 million (US$384.4 million) in 2016, increasing by 12.6% from RMB2,369.2 million in 2015. The increase in revenues from our hosting and related services was primarily due to (i) the growth in demand for our cloud business, (ii) contribution from acquired companies and (iii) the increase in the total number of billable cabinets under our management, which was attributable to growing customer demand and improved utilization rate, partially offset by the lower monthly recurring revenue per cabinet. The number of cabinets under our management increased from 23,556 as of December 31, 2015 to 26,380 as of December 31, 2016.

Revenues from our managed network services amounted to RMB973.1 million (US$140.2 million) in 2016, decreasing by 23.1% from RMB1,265.1 million in 2015. As a percentage of net revenues, revenues from our managed network services decreased from 34.8% in 2015 to 26.7% in 2016. The decrease in revenues from managed network services was primarily due to a RMB278.4 million (US$40.1 million) decrease in Aipu Group’s revenues, which was driven by intensified competition.

Cost of Revenues

Our cost of revenues increased by 5.4% from RMB2,780.6 million in 2015 to RMB2,929.6 million (US$422.0 million) in 2016. Our telecommunication costs increased by 4.4% from RMB1,728.9 million in 2015 to RMB1,811.6 million (US$260.9 million) in 2016. The increase in our cost of revenues was primarily due to an increase in telecommunication costs, as well as other costs due to higher depreciation expenses and utility expenses from our self-built data centers.

We expect that our cost of revenues will increase as our business expands. Additionally, we anticipate recording significant expenses related to the amortization of the intangible assets related to the acquisition of the intangible assets of our subsidiaries as these intangible assets are amortized over their remaining useful lives.

Gross Profit

Our gross profit decreased by 16.6% from RMB853.8 million in 2015 to RMB712.1 million (US$102.6 million) in 2016. As a percentage of net revenues, our gross profit decreased from 23.5% in 2015 to 19.6% in 2016. The decrease of gross profit and gross margin was primarily due to the decrease in revenues from managed network services, the increase in telecommunication costs and higher depreciation expenses and utility expenses from our self-built data centers.

Operating Expenses

Our operating expenses increased by 36.0% from RMB1,138.0 million in 2015 to RMB1,552.3 million (US$223.6 million) in 2016. Our operating expenses as a percentage of net revenues increased from 31.3% in 2015 to 42.6% in 2016. The increase of our operating expenses was primarily due to an increase in staff costs, allowance for doubtful debt and impairment of long-lived assets.

Sales and Marketing Expenses. Our sales and marketing expenses decreased by 1.8% from RMB359.5 million in 2015 to RMB352.9 million (US$50.8 million) in 2016, primarily due to reduced agency fees. As a percentage of net revenues, our sales and marketing expenses was 9.9% and 9.7% in 2015 and 2016, respectively.

Research and Development Expenses. Our research and development expenses increased by 4.6% from RMB142.8 million in 2015 to RMB149.3 million (US$21.5 million) in 2016, reflecting our focus on key strategic growth areas. As a percentage of net revenues, our research and development expenses increased from 3.9% in 2015 to 4.1% in 2016.

General and Administrative Expenses. Our general and administrative expenses increased by 12.5% from RMB568.7 million in 2015 to RMB639.6 million (US$92.1 million) in 2016, primarily due to an increase in staff costs and other expansion related expenses. As a percentage of net revenues, our general and administrative expenses increased from 15.6% in 2015 to 17.6% in 2016.

Changes in the Fair Value of Contingent Purchase Consideration Payable. We recorded a decrease in the fair value of contingent purchase consideration payable in the amount of RMB93.3 million (US$13.4 million) in 2016 in connection with our acquisition, which was primarily due to a decrease in the fair value of estimated contingent cash and share considerations during this period.

Impairment of long-lived assets. We recorded impairment of long-lived assets in the amount of RMB392.9 million (US$56.6 million) in connection with last-mile wired broadband services business.

Interest Income

Our interest income decreased from RMB53.5 million in 2015 to RMB21.1 million (US$3.0 million) in 2016, primarily due to a decrease in interest income generated from short-term investments.

Interest Expense

Our interest expense decreased from RMB274.2 million in 2015 to RMB198.6 million (US$28.6 million) in 2016, primarily due to the repayment of the 2016 Bonds and repurchase of part of the 2017 Bonds. In March 2016, we fully repaid the 2016 Bonds. In August 2016, we repurchased 78.97% of the outstanding principal amount of the 2017 Bonds. The interests on the part of 2017 Bonds repurchased were not accrued for the rest of the year in 2016.

Other Income

Our other income decreased from RMB30.4 million in 2015 to RMB28.9 million (US$4.2 million) in 2016. Other income in 2016 was primarily attributable to debt restructuring gain and government grant received.

Other Expenses

Our other expenses increased from RMB3.7 million in 2015 to RMB16.4 million (US$2.4 million) in 2016. Other expenses in both periods were primarily due to the loss attributable to the disposal of certain of our equipment, such as servers and entry securities systems.

Loss on Debt Extinguishment

We incurred loss on debt extinguishment in the amount of RMB29.8 million (US$4.3 million) in 2016 due to repurchase of 78.97% of the outstanding principal amount of the 2017 Bonds with the total consideration of RMB1,613.9 million (US$232.5 million) including payment of accrued interests of RMB18.7 million (US$2.7 million). We did not incur any loss on debt extinguishment in 2015.

Foreign Exchange Gain (loss)

We had a foreign exchange gain of RMB56.3 million (US$8.1 million) in 2016, compared to a foreign exchange gain of RMB72.4 million in 2015, primarily due to the appreciation of U.S. dollar relative to Renminbi in 2016 for the Renminbi denominated bonds and U.S. dollar denominated financial assets.

Income Tax (Expense) Benefits

We recorded income tax benefits in the amount of RMB11.2 million (US$1.6 million) in 2016, compared to income tax expense of RMB47.8 million in 2015, with the effective tax rates 1.2%. This is primarily due to:

•	The decrease of taxable income tax for our PRC subsidiaries and consolidated affiliated entities due to operating performance;

•	increase in change in valuation allowance from RMB36.5 million in 2015 to RMB158.7 million (US$22.9 million) in 2016.

•	the effect of tax holidays and preferential tax rates of negative RMB9.4 million (US$1.3 million) enjoyed by certain of our PRC subsidiaries and consolidated affiliated entities. In 2013, BJ iJoy was qualified as a software enterprise which allows it to utilize a two-year 100% tax exemption followed by a three-year 50% reduced EIT rate from 2013 to 2017. Gehua, BJ Fastweb, 21Vianet Beijing, WiFire BJ, SH Blue Cloud and SZ DYX are qualified as HNTEs and enjoy a preferential income tax rate of 15%. Xi’an Sub, SC Aipu and Yunnan Aipu are qualified for a preferential tax rate of 15%, which was awarded to companies that have operations in certain industries and meet the criteria of the Preferential Tax Policies for Development of the Western Regions.

Consolidated Net Loss

As a result of the above, we recorded a net loss of RMB931.9 million (US$134.2 million) in 2016, as compared to a net loss of RMB401.3 million in 2015.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Net Revenues

Our net revenues increased by 26.3% from RMB2,876.4 million in 2014 to RMB3,634.4 in 2015. The increase was primarily due to the growth of our hosting and related services business. Due to change in segment reporting, we modified revenues from our hosting and related services and managed network services. Revenues from our hosting and related services amounted to RMB2,369.2 million in 2015, increasing by 57.4% from RMB1,505.2 million in 2014. The increase in revenues from our hosting and related services was primarily due to (i) the growth in demand for our cloud business, (ii) contribution from acquired companies and (iii) the increase in the total number of billable cabinets under our management in both our self-built and partnered data centers, which was attributable to growing customer demand. The number of cabinets under our management increased from 21,522 as of December 31, 2014 to 23,556 as of December 31, 2015.

Revenues from our managed network services amounted to RMB1,265.1 million in 2015, decreasing by 7.7% from RMB1,371.2 million in 2014. As a percentage of net revenues, revenues from our managed network services decreased from 47.7% in 2014 to 34.8% in 2015. Due to modifications made to revenues by segment, revenues from managed network services decreased from 2014 to 2015. The decrease in percentage was due to the significant increase of the total net revenues.

Cost of Revenues

Our cost of revenues increased by 34.6% from RMB2,066.3 million in 2014 to RMB2,780.6 million in 2015. Our telecommunication costs increased by 27.7% from RMB1,353.5 million in 2014 to RMB1,728.9 million in 2015. The increase in our cost of revenues was primarily due to an increase in telecommunication costs, as well as other costs due to higher depreciation expenses from our self-built data centers. Additionally, amortization expense of intangible assets derived from acquisitions recorded within cost of revenues were RMB157.1 million in 2015, compared to RMB106.9 million in 2014.

We expect that our cost of revenues will increase as our business expands. Additionally, we anticipate recording significant expenses related to the amortization of the intangible assets related to the acquisition of the intangible assets of our subsidiaries as these intangible assets are amortized over their remaining useful lives.

Gross Profit

Our gross profit increased by 5.4% from RMB810.1 million in 2014 to RMB853.8 million in 2015. As a percentage of net revenues, our gross profit decreased from 28.2% in 2014 to 23.5% in 2015. The decrease in gross margin was primarily due to higher spending in telecommunication costs, and higher depreciation of our self-built data centers, partially offset by lower selling bandwidth prices.

Operating Expenses

Our operating expenses increased by 24.0% from RMB924.8 million in 2014 to RMB1,138.0 million in 2015. Our operating expenses as a percentage of net revenues decreased from 32.2% in 2014 to 31.3% in 2015. The increase of our operating expenses was primarily due to an increase in staff costs and allowance for doubtful debt.

Sales and Marketing Expenses. Our sales and marketing expenses increased by 25.1% from RMB287.2 million in 2014 to RMB359.5 million in 2015, primarily due to expansion of our sales and service support team and higher operating expenses. As a percentage of net revenues, our sales and marketing expenses was 10.0% and 9.9% in 2014 and 2015, respectively.

Research and Development Expenses. Our research and development expenses increased by 17.4% from RMB121.7 million in 2014 to RMB142.8 million in 2015. The increase reflected our efforts to further strengthen our research and development capabilities, expand and improve our smart routing technology, CDN, cloud computing infrastructure service technologies and an increase in staff costs. As a percentage of net revenues, our research and development expenses decreased from 4.2% in 2014 to 3.9% in 2015.

General and Administrative Expenses. Our general and administrative expenses increased by 17.6% from RMB483.4 million in 2014 to RMB568.7 million in 2015, primarily due to an increase in staff costs and other expansion related expenses. As a percentage of net revenues, our general and administrative expenses decreased from 16.8% in 2014 to 15.6% in 2015.

Changes in the Fair Value of Contingent Purchase Consideration Payable. We recorded an increase in the fair value of contingent purchase consideration payable in the amount of RMB43.3 million in 2015 in connection with our acquisitions, which was primarily due to an increase in the fair value of estimated contingent cash and share considerations during this period.

Interest Income

Our interest income decreased from RMB67.9 million in 2014 to RMB53.5 million in 2015, primarily due to a decrease in interest income generated from short-term investments.

Interest Expense

Our interest expense increased from RMB232.0 million in 2014 to RMB274.2 million in 2015, primarily due to the accrual of interests on the 2016 and 2017 Bonds. In June 2014, the Company repurchased 73.57% of the outstanding 2016 Bonds and issued the 2017 Bonds, interests on the bonds were accrued for the full year in 2015, but half a year in 2014.

Other Income

Our other income increased from RMB26.6 million in 2014 to RMB30.4 million in 2015. Other income in 2015 was primarily attributable to debt restructuring gain and government grant received by Aipu Group.

Other Expenses

Our other expenses increased from RMB1.0 million in 2014 to RMB3.7 million in 2015. Other expenses in both periods were primarily due to the loss attributable to the disposal of certain of our equipment, such as servers and entry securities systems.

Loss on Debt Extinguishment

We did not incur any loss on debt extinguishment in 2015.

Foreign Exchange Gain (loss)

We had a foreign exchange gain of RMB72.4 million in 2015, compared to a foreign exchange loss of RMB16.3 million in 2014, primarily due to the appreciation of U.S. dollar relative to Renminbi in 2015 for the Renminbi denominated bonds.

Income Tax Expense

Our income tax expense increased from RMB16.7 million in 2014 to RMB47.8 million in 2015 with the effective tax rates negative 13.5%. This is primarily due to:

•	increase in change in valuation allowance from negative RMB7.7 million in 2014 to negative RMB36.5 million in 2015.

•	the effect of tax holidays and preferential tax rates of RMB8.9 million enjoyed by certain of our PRC subsidiaries and consolidated affiliated entities. In 2013, BJ iJoy was qualified as a software enterprise which allows it to utilize a two-year 100% tax exemption followed by a three-year 50% reduced EIT rate from 2013 to 2017. Gehua, BJ Fastweb, 21Vianet Beijing, WiFire BJ and GD Tianying are qualified as HNTEs and enjoy a preferential income tax rate of 15%. Xi’an Sub, SC Aipu and Yunnan Aipu are qualified as for a preferential tax rate of 15%, which was awarded to companies that have operations in certain industries and meet the criteria of the Preferential Tax Policies for Development of the Western Regions.

•	offset by (i) the increase of the pre-tax losses from our offshore entities with zero tax rate as a result of the increase in the fair value of the contingent purchase consideration for historical business acquisitions and interest expense of the 2016 and 2017 bonds issued in 2013 and 2014, respectively and(ii) the decrease of taxable income for our PRC subsidiaries and consolidated affiliated entities from RMB173.7 million in 2014 to negative RMB97.2 million in 2015.

Consolidated Net Loss

As a result of the above, we recorded a net loss of RMB401.3 million in 2015, as compared to a net loss of RMB328.5 million in 2014.

B.	Liquidity and Capital Resources

As of December 31, 2016, we had RMB1,297.4 million (US$186.9 million) in cash and cash equivalents, RMB1,997.1 million (US$287.6 million) in restricted cash (current and non-current portion) and RMB277.9 million (US$40.0 million) in short-term investments.

As of December 31, 2016, we had short-term bank borrowings and long-term bank borrowings (current portions) from various commercial banks with an aggregate outstanding balance of RMB1,723.0 million (US$248.2 million), and long-term bank borrowings (excluding current portions) from various commercial banks with an aggregate outstanding balance of RMB268.2 million (US$38.6 million). The short-term bank borrowings bore average interest rates of 6.36%, 5.69% and 4.22% per annum, respectively, in 2014, 2015 and 2016. Our short-term bank borrowings have maturity terms of two months to one year and expire at various times throughout the year. There are no material covenants or restrictions on us associated with our outstanding short-term borrowings.

We have entered into long-term bank borrowing arrangements since 2013 with maturity terms of two to five years. The long-term bank borrowing (including current portion) outstanding as of December 31, 2014, 2015 and 2016 bore weighted-average interest rates of 6.00%, 6.59% and 5.85% per annum, respectively, in 2014, 2015 and 2016 and have certain financial covenants.

In June 2014, we issued the 2017 Bonds with RMB2 billion in aggregate principal amount due in June 2017 with a coupon rate of 6.875% per annum and an effective interest rate of 7.39% per annum. Interest on the 2017 Bonds is payable semi-annually in arrears on, or nearest to, June 26 and December 26 in each year, beginning on December 26, 2014. On May 23, 2016, we entered into a definitive share subscription agreement with an affiliated investment vehicle of Tus-Holdings, pursuant to which we issued 31,996,874 Class A ordinary shares and 111,053,390 Class B ordinary shares to Tus-Holdings, for an aggregate cash consideration of US$388 million. Immediately after closing of the transaction, Tus-Holdings, through the investment vehicle, held approximately 21.4% of our equity ownership, representing approximately 51.0% of our voting power. As a result, we commenced a change of control offer on August 1, 2016 to repurchase for cash all or any part of the 2017 Bonds. RMB1,579.4 million aggregate principal amount of the 2017 Bonds, representing 78.97% of the outstanding principal amount of the 2017 Bonds, have been validly tendered on August 26, 2016 and settled on August 29, 2016; while RMB420.6 million of the principal amount of the 2017 Bonds remains outstanding.

The 2017 Bonds have (i) restrictive covenant that restricts our ability in consolidation, merger and sale of assets to a certain extent; (ii) negative pledge covenant that restricts our ability to create security to secure bonds, notes, debentures or other securities that are quoted, listed or dealt in or traded on securities market on our undertaking, assets or revenues; (iii) dividend payment restriction covenant; and (iv) covenant relating to the ratio of our Adjusted EBITDA to our Consolidated Interest Expense (interest expense paid net of interest income received). Such covenants may limit our ability to undertake additional debt financing, but not equity financing. As a result of the decrease in Adjusted EBITDA for the six month period ended June 30, 2016, we were not able to meet the ratio of our Adjusted EBITDA to our Consolidated Interest Expense as provided in the terms and conditions of 2017 Bonds. However, we believe that the decrease in Adjusted EBITDA was primarily attributable to non-recurring factors and one-time expenses, the effect of which we believe to be temporary. In September 2016, the bondholders holding approximately 67.8% of the then outstanding principal amount of the 2017 Bonds passed extraordinary resolutions to approve the amendment and waivers to certain terms and conditions of the 2017 Bonds (including the ration of Adjusted EBITDA to Consolidated Interest Expense). As a result, the non-compliance was no longer an issue. We paid each bondholder who validly voted in favor of the extraordinary resolutions a one-time fee in an amount equal to RMB400 per RMB100,000 principal amount of 2017 Bonds held by such bondholder. Breach of covenants under the 2017 Bonds will trigger acceleration of the 2017 Bonds, the principal amount together with accrued interest shall become immediately due and payable.

We have unused credit line in the amount of RMB766.0 million (US$110.3 million) as of December 31, 2016, pursuant to credit agreements entered into with eight banks. A total of RMB2,510.0 million (US$361.5 million) credit line was granted to us under eight credit agreements, of which we have used RMB1,744.0 million (US$251.2 million). There are no material covenants that restrict our ability to undertake additional financing associated with the used credit line. No terms and conditions of the unused credit line are available yet because utilization of such unused portion requires approval by the banks and separate loan agreements setting forth detailed terms and conditions will only be entered into with the banks upon utilization. We believe the working capital as of December 31, 2016 is sufficient for our present requirements.

As of December 31, 2016, we had total outstanding debts of RMB2,410.5 million (US$347.1 million). The growth of our business relies on the construction of new data centers. In additions, we also intend to acquire or invest in companies that are complementary to our business. Therefore, we intend to use the proceeds of our outstanding debt mainly to add new data centers and fund acquisitions. For example, as of December 31, 2016, we have purchase commitments (commitments related to acquisition of machinery, equipment, construction in progress, bandwidth and cabinet capacity) of RMB1,282.2 million (US$184.7 million) coming due during the 12-month period, and we intend to use a portion of the proceeds to fund the purchase commitments.

As of December 31, 2016, the amount of outstanding debt inside and outside of the PRC was RMB491.2 million (US$70.7 million) and RMB1,919.3 million (US$276.4 million), respectively. We believe we have sufficient financial resources to meet both of our onshore and offshore debt obligations when due.

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

As of December 31, 2016, the total amount of cash and cash equivalents, restricted cash and short-term investments was RMB3,572.5 million (US$514.5 million), of which RMB308.8 million (US$44.4 million), RMB180.9 million (US$26.1 million) and RMB3,082.8 million (US$444.0 million) was held by our consolidated affiliated entities, PRC subsidiaries and offshore subsidiaries, respectively. Cash transfers from our PRC subsidiaries to our subsidiaries outside of China are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of our PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Item 3. Key Information D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to receive and utilize our revenues effectively.” The major cost that would be incurred to distribute dividends is the withholding tax imposed on the dividends distributed by our PRC operating subsidiaries at the rate of 10% or a lower rate under an applicable tax treaty, if any.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
	(in thousands)
Net cash generated from operating activities	325,365	216,834	83,620	12,046
Net cash used in investing activities	(2,261,797)	(370,130)	(841,017)	(121,132)
Net cash generated from financing activities	1,121,732	1,115,032	209,472	30,169
Effect on foreign exchange rate changes on cash and short-term investments	259	78,903	160,289	23,086
Net (decrease) increase in cash and cash equivalents	(814,441)	1,040,639	(387,636)	(55,831)
Cash and cash equivalents at beginning of the year	1,458,856	644,415	1,685,054	242,698
Cash and cash equivalents at end of the year	644,415	1,685,054	1,297,418	186,867
Cash and cash equivalents, restricted cash and short-term investments at the end of the year	1,838,721	2,111,099	3,572,469	514,543

Operating Activities

Net cash generated from operating activities was RMB83.6 million (US$12.0 million) in 2016, compared to net cash generated from operating activities of RMB216.8 million in 2015.

Net cash generated from operating activities in 2016 primarily resulted from a net loss of RMB931.9 million (US$134.2 million), positively adjusted for certain items such as (i) depreciation of property and equipment of RMB480.1 million (US$69.2 million), (ii) amortization of intangible assets of RMB184.0 million (US$26.5 million), (iii) share-based compensation expense of RMB118.7 million (US$17.1 million), (iv) allowance for doubtful debt of RMB117.6 million (US$16.9 million), (v) impairment of long-lived assets of RMB392.9 million (US$56.6 million), (vi) the increase in the accrued expenses and other payables of RMB82.2 million (US$11.8 million), primarily due to the increase of payroll and welfare payables; partially offset by certain items such as (i) increase in prepaid expenses and other current assets of RMB148.8 million (US$21.4 million), primarily due to increased deductible VAT input in relation to the purchase of property and equipment, deposits and prepaid expenses for bandwidth, (ii) decrease in changes in the fair value of contingent purchase consideration payables of RMB93.3 million (US$13.4 million), and (iii) increase in deferred income taxes benefit of RMB65.9 million (US$9.5 million).

Net cash generated from operating activities in 2016 primarily reflected payments of RMB3,633.7 million (US$523.4 million) received from our customers, partially offset by our payments for telecommunication costs of RMB1,725.6 million (US$248.5 million) in 2016, payment for taxes of RMB145.5 million (US$21.0 million) and payment to employees of RMB779.8 million (US$112.3 million).

Net cash generated from operating activities was RMB216.8 million in 2015, compared to net cash generated from operating activities of RMB325.4 million in 2014.

Net cash generated from operating activities in 2015 primarily resulted from a net loss of RMB401.3 million, positively adjusted for certain items such as (i) depreciation of property and equipment of RMB402.0 million, (ii) amortization of intangible assets of RMB184.1 million, (iii) share-based compensation expense of RMB190.0 million, (iv) increase in accounts and notes payable of RMB96.5 million, primarily due to an increase in telecommunication payables driven by revenue increase, (v) increase of advances from customers of RMB88.1 million, primarily due to advances received from our cloud business; partially offset by certain items such as (i) increase in accounts and notes receivable of RMB15.1 million, primarily due to the expansion of business, (ii) increase in prepaid expenses and other current assets of RMB278.2 million, primarily due to increased deductible VAT input in relation to the purchase of property and equipment, deposits and prepaid expenses for bandwidth, (iii) increase in restricted cash of RMB83.9 million primarily due to cash received from cloud business.

Net cash generated from operating activities in 2015 primarily reflected payments of RMB3,733.1 million received from our customers, partially offset by our payments for telecommunication costs of RMB1,726.1 million in 2015, payment for taxes of RMB69.2 million and payment to employees of RMB595.2 million.

Investing Activities

Net cash used in investing activities was RMB841.0 million (US$121.1 million) in 2016, as compared to net cash used in investing activities of RMB370.1 million in 2015. Net cash used in investing activities in 2016 is primarily related to our purchase of property and equipment in the amount of RMB574.5 million (US$82.7 million), our payments for short-term investments in the amount of RMB285.1 million (US$41.1 million), our payments for long-term investments in the amount of RMB48.7 million (US$7.0 million) and our payments for assets acquisition (net of cash acquired) in the amount of RMB56.3 million (US$8.1 million), offset by proceeds received from maturity of short-term investments in the amount of RMB112.3 million (US$16.2 million).

Net cash used in investing activities was RMB370.1 million in 2015, as compared to net cash used in investing activities of RMB2,261.8 million in 2014. Net cash used in investing activities in 2015 is primarily related to our purchase of property and equipment in the amount of RMB1,052.3 million, our payment for short-

term investments in the amount of RMB1,675.2 million, our loans to third party in the amount of RMB73.5 million, offset by proceeds received from maturity of short-term investments in the amount of RMB2,496.8 million.

Financing Activities

Net cash generated from financing activities was RMB209.5 million (US$30.2 million) in 2016, as compared to net cash generated from financing activities amounting to RMB1,115.0 million in 2015. Net cash generated from financing activities in 2016 is primarily related to proceeds received from shareholders in the amount of RMB2,548.7 million (US$367.1 million), proceeds from long-term bank borrowings in the amount of RMB214.6 million (US$30.9 million), proceeds from short-term bank borrowings in the amount of RMB1,725.7 million (US$248.5 million), partially offset by restricted cash in the amount of RMB1,699.4 million (US$244.8 million), repayment of 2016 Bonds in the amount of RMB264.3 million (US$38.1 million), repurchase of 2017 Bonds in the amount of RMB1,596.3 million (US$229.9 million), repayment of short-term bank borrowings in the amount of RMB318.0 million (US$45.8 million), payments for purchase of mandatorily redeemable noncontrolling interests in the amount of RMB100.0 million (US$14.4 million), rental prepayment and deposits for sales and leaseback transactions in the amount of RMB152.7 million (US$22.0 million), and payment for acquisition of property and equipment through capital leases in the amount of RMB23.6 million (US$3.4 million).

Net cash generated from financing activities was RMB1,115.0 million in 2015, as compared to net cash generated from financing activities amounting to RMB1,121.7 million in 2014. Net cash generated from financing activities in 2015 primarily related to proceeds from issuance of ordinary shares in the amount of RMB1,808.5 million, proceeds from short-term bank borrowings in the amount of RMB300.0 million, proceeds from sales and leaseback transactions, in the amount of RMB130.0 million, partially offset by repayment of long-term bank borrowings in the amount of RMB960.3 million, repayment of short-term bank borrowings in the amount of RMB184.2 million, and payment for acquisition of property and equipment through capital leases in the amount of RMB81.5 million.

Capital Expenditures

We had capital expenditures relating to the addition of property and equipment of RMB800.5 million, RMB1,052.3 million and RMB574.5 million (US$82.7 million) in 2014, 2015 and 2016, respectively, representing 27.8%, 29.0% and 15.8%, respectively, of our total net revenues. Our capital expenditures were primarily for the capital lease or purchase of electronic equipment and optic fibers for our business. Our capital expenditures have been primarily funded by net cash provided by financing activities and cash generated from our operations. We estimate that our data center capital expenditures in 2017 will be within the range of RMB600 million to RMB800 million, which will be primarily used to build self-built data centers, purchase network equipment, servers and other equipment to expand our business. We may have additional capital expenditure for real property purchase, data center construction and network capacity expansion if our actual development is beyond our current plan. We plan to fund the balance of our capital expenditure requirements for 2017 with cash from the proceeds from overseas offerings, operations and additional bank borrowings, if available.

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

Research and Development

Our strong research and development capabilities support and enhance our service offerings. We believe that we have one of the most experienced research and development teams in the internet infrastructure sector in China. We devote significant resources to our research and development efforts, focusing on improving customer experience, increasing operational efficiency and bringing innovative solutions to the market quickly. Over 70% of the work force on our research and development team are engineers. Many of our engineers have more than 10 years of relevant industry experience. In 2014, 2015 and 2016, our research and development expenses were RMB121.7 million, RMB142.8 million and RMB149.3 million (US$21.5 million), respectively.

Consistent with our strong culture of innovation, we devote significant resources to the research and development of our smart routing technology, CDN and cloud computing infrastructure service technologies. Our research and development efforts have yielded 66 patents, 71 patent applications and 121 software copyright registrations, all in China and related to different aspects of internet infrastructure services. We intend to continue to devote a significant amount of time and resources to carry out our research and development efforts.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2016 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2016:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
		(in thousands of RMB)
Short-term borrowings(1)	1,683,676	1,683,676	—	—	—
Long-term borrowings(1)(2)	307,524	39,303	143,221	84,500	40,500
Bonds payable(3)	420,600	420,600	—	—	—
Operating lease obligations(4)	445,042	124,557	126,859	65,110	128,516
Purchase commitments(5)	1,548,147	1,282,181	133,758	59,618	72,590
Capital lease minimum lease payment(6)	1,316,845	301,823	282,724	103,576	628,722
Total	5,721,834	3,852,140	686,562	312,804	870,328

Notes:

(1)	As of December 31, 2016, our short-term bank borrowings bore a weighted average interest rate of 4.22% and have original maturity terms of two months to one year. Our unused short-term and long-term bank borrowing facilities amounted to RMB766.0 million (US$110.3 million). We have pledged construction-in-progress and land use rights with the net book value of RMB335.5 million (US$48.3 million) for our bank borrowings. We have pledged computer and network equipment with the net book value of RMB31.5 million (US$4.5 million) for our bank borrowings. We have also pledged buildings with a net book value of RMB7.9 million (US$1.1 million) for our bank borrowings.
(2)	Long-term bank borrowings (including the current portions) outstanding as of December 31, 2016 bear a weighted-average interest rate of 5.85% per annum, and are denominated in Renminbi. These loans were obtained from financial institutions located in the PRC.
(3)	The 2017 Bonds with RMB420.6 million of the principal amount outstanding due 2017 at an interest rate of 6.875% per annum .
(4)	Operating lease obligations are primarily related to the lease of office and data center space.
(5)	As of December 31, 2016, we had commitments of approximately RMB188.3 million (US$27.1 million) related to acquisition of machinery, equipment and construction in progress. In addition, we had outstanding purchase commitments in relation to bandwidth and cabinet capacity of RMB1,359.9 million (US$195.9 million).
(6)	Related to capital leases for electronic equipment, optic fibers and property.

G.	Safe Harbor

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Sheng Chen	48	Executive Chairman of the Board of Directors
Steve Zhang	53	Chief Executive Officer, Director
Terry Wang	57	Chief Financial Officer
Yoshihisa Ueno	54	Director
Kenneth Chung-Hou Tai	66	Director
Sean Shao	60	Director
Erhfei Liu	59	Director
Wei Yuan	46	Director
Tao Zou	41	Director
Wing-Dar Ker	56	President of Microsoft Cloud Business Unit
Jingping Ma	51	Senior Vice President

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

Mr. Steve Zhang has served as our chief executive officer since October 2015. Prior to joining 21Vianet, Mr. Zhang served as the President and CEO of AsiaInfo, China’s largest provider of IT solutions and services in the telecommunications industry, for nine years from 2005 to 2014. In 2012, Mr. Zhang was named one of the 25 hottest business leaders in Asia by Fortune Magazine. He also led AsiaInfo through a successful privatization process from the NASDAQ market. Mr. Zhang joined AsiaInfo in 1999 and held various senior level positions before becoming President and CEO. Prior to AsiaInfo, Mr. Zhang worked for ten years in various IT companies in Silicon Valley, including Sun Microsystems and Hyperion Solutions. Mr. Zhang received his master’s degree in computer science from Rice University, his doctorate’s degree in information science from the University of Pisa, and his bachelor’s degree in science from Tsinghua University.

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

Mr. Yoshihisa Ueno has served as our independent director since October 2010. Our board of directors has determined that Mr. Ueno satisfies the independence standards under Rule 5605 of NASDAQ Stock Market Rules. Mr. Ueno is a serial entrepreneur & venture capitalist with operation & industrial expertise in the US, Europe, Japan and China and over 32 years of incubation investment experience in emerging technology startups. Mr. Ueno has been our lead investor and board member of several of our affiliated companies since 2006. Mr. Ueno has been the founding partner of Synapse Company Limited & Synapse Partners Limited since December 2002, Synapse Holdings Limited since October 2013, and SMC Synapse Partners Limited from December 2010 to September 2015. Mr. Ueno has also been a director of several start-up portfolios such as Hivelocity Inc. from March 2015 and Catalyst Group Limited (Exicon Limited) from March 2015. Mr. Ueno has also served as director of BeyondSoft Group Holding Limited (SZSE: 2649) from September 2005 to May 2010, and CDS GS Japan Ltd. (a joint venture with CDC Corp. NASDAQ: CHINA) from June 2011 to April 2012. Mr. Ueno has managed several venture funds such as the Japan-China Bridge Fund from March 2005 to February 2011, Intellectual Property Bank (IPB) Partners Fund #1 in Japan from March 2006 to March 2010 and IPB Holding LLC in the United States from March 2006 to July 2007. Mr. Ueno also served as the chief executive officer at Cycolor, Inc., in the US from September 1998 to June 2003, until Cycolor was acquired by Eastman Kodak in early 2003. Mr. Ueno worked for Fujitec from April 1985 to May 1997 in various managerial capacities in Japan, China, the United Kingdom, Spain and Hong Kong. Mr. Ueno received his bachelor’s degree in business administration from Takushoku University.

Mr. Kenneth Chung-Hou Tai has served as our independent director since October 2012. Mr. Tai is a prominent figure in the Taiwanese technology sector with over 35 years of industry experience with leading technology and hardware companies in Taiwan and the United States. Mr. Tai co-founded Acer Computer in 1976, which has become one of the top five branded PC vendors in the world today, and held various managerial positions during his tenure. Later in his technology career, Mr. Tai also founded Investar Capital, a venture capital firm focusing on IT companies. Mr. Tai is now serving as chairman of Richtek Technology Corp, a world-leading power management IC design house listed on Taiwan Stock Exchange, and chairman of Digitimes Incorporated, the only technology-focused newspaper in Taiwan. Currently, Mr. Tai serves on the board of directors for several public companies in Taiwan and Singapore, including D-Link Corporation (TPE: 2332), Fullerton Technology (TPE: 6136), National Aerospace Fasteners Corporation (TPE: 3004), Asustek Computer

Inc. (TPE: 2357), Wafer Works Corporation (TPE: 6182), Advanced Lithium Electrochemistry (Cayman) Co., Ltd. (TPE: 5227). Mr. Tai also serves on the board of directors for several private companies, including Chief Telecom Corporation, Jasper Display Corporation, Lumens Digital Optics Inc., and Evest Corporation. Mr. Tai received a master’s degree in business administration from Tam Kang University and a bachelor’s degree in electrical engineering from National Chiao Tung University in Taiwan.

Mr. Sean Shao has served as our independent director since August 2015. Mr. Sean Shao currently also serves as independent director of: Jumei International Holding Ltd., an e-commerce company listed on NYSE since May 2014; LightInTheBox Holdings Co. Ltd., an e-commerce company listed on NYSE since June 2013 and UTStarcom Holdings Corp., a provider of broadband equipment and solutions listed on NASDAQ since October 2012. Mr. Shao also serves as independent director and chairman of the audit and compensation committees of China Biologic Products, Inc., a biopharmaceutical company listed on NASDAQ since July 2008. He served as the chief financial officer of Trina Solar Ltd. from 2006 to 2008 and served as a director from 2015 to 2017. In addition, Mr. Shao served from 2004 to 2006 as the chief financial officer of ChinaEdu Corporation, an educational service provider, and of Watchdata Technologies Ltd., a Chinese security software company. Prior to that, Mr. Shao worked at Deloitte Touche Tohmatsu CPA Ltd. for approximately a decade. Mr. Shao received his master’s degree in health care administration from the University of California at Los Angeles in 1988 and his bachelor’s degree in art from East China Normal University in 1982. Mr. Shao is a member of the American Institute of Certified Public Accountants.

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

Ms. Wei Yuan has served as our director since June 2016. Ms. Yuan joined TusHoldings in 2014 and now serve as the President of Tus-Holdings Co., Ltd. Prior to that, she was a former partner of Shanghai Lianchuang Investment Management Co., Ltd, Redpoint Ventures, and a former founding management partner of South River Capital. Ms. Yuan has 16 years of investment experience in the venture capital industry since 2000 and has served as a director or supervisor in several listed companies. She also managed multiple Renminbi funds and dollar funds. From 1995 to 2000, Ms. Yuan worked in the Intelligence Research Room of General Office of State Ministry of Science and Technology. Ms. Yuan received her master’s degree in philosophy and dual bachelor’s degrees in engineering and economics from Tsinghua University.

Mr. Tao Zou has served as our independent director since December 2016. Mr. Zou is currently the chief executive officer and an executive director of Kingsoft Corporation Limited (HKG: 3888), a company listed on the Hong Kong Stock Exchange, and the chief executive officer and one of the directors of Seasun Holdings Limited, overseeing the operations of Seasun Holdings Limited and its subsidiaries, including the research and development of online games, and the operations of the gaming business of Kingsoft Corporation Limited and its subsidiaries, or Kingsoft Group. Mr. Zou also serves as a director of Cheetah Mobile (NYSE: CMCM) and Xunlei Limited (NASDQA: XNET). Mr. Zou joined Kingsoft Group in 1998 and has taken various positions within the Kingsoft Group since then. Mr. Zou received a bachelor’s degree from Tianjin Nankai University.

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

Mr. Jingping Ma has served as our senior vice president of Data Center Business Group since August 2015. Prior to that, Mr. Ma was the vice president and general manager of the group for the Beijing region from April 2014 to August 2015. Prior to joining us, Mr. Ma served in different management roles for several companies, including H2 Comm and ChinaCache. Before that, Mr. Ma worked in Cisco China from 1997 to 2007 and held various managerial positions focusing on sales and channel business. From 1994 to 1997, Mr. Ma was the product and channel manager for EDC China. From 1989 to 1994, Mr. Ma served as an engineer for Gudong Foshan No. 8 Radio Factory. Mr. Ma graduated from Shanghai Jiaotong University in 1989, and received his EMBA degree at Tsinghua University in 2008.

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

In 2016, the aggregate cash compensation we paid to our executive officers was approximately RMB11.2 million (US$1.6 million), which total amount included RMB0.5 million (US$0.1 million) for pension, retirement, medical insurance or other similar benefits for our executive officers. We did not provide any cash compensation to our non-executive directors in 2016. Other than the amounts stated above, no pension, retirement or similar benefits has been set aside or accrued for our executive officers or directors. None of our non-executive directors has a service contract with us that provides for benefits upon termination of employment.

In addition to the cash compensation referenced above, we also provide share-based compensation to our directors and officers. The total share-based compensation we provided to our directors and officers amounted to RMB70.7 million (US$10.2 million) in 2016. For option grants to our directors and officers, see “—Share Incentive Plans.”

Share Incentive Plans

On July 16, 2010, we adopted our 2010 Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and to promote the success of our business. We subsequently amended our 2010 Plan on January 14, 2011 and July 6, 2012. On May 29, 2014, we adopted our 2014 Plan on our annual general meeting, which was subsequently amended on April 1, 2015 and November 26, 2016 by unanimous written approval of our board of directors. The amended 2010 Plan and 2014 Plan permit the grant of options to purchase our ordinary shares, share appreciation rights, restricted shares, RSUs, dividend equivalent rights and other instruments as deemed appropriate by the administrator under the plans. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the amended 2010 Plan is 39,272,595 Class A ordinary shares. Under the amended 2014 Plan, we are authorized to issue to our employees, directors and consultants (i) 39,606,817 Class A ordinary shares, and (ii) an automatic increase by a number that is equal to 15% of the number of new Class A ordinary shares issued by the Company from time to time. Our board is also authorized, but not obligated, to increase the maximum number under the 2014 Plan by the number of, or a portion of, the Class A ordinary shares repurchased by us since January 1, 2014. As of March 31, 2017, options to purchase 1,669,320 ordinary shares and 3,422,729 RSUs have been granted under our amended 2010 Plan and amended 2014 Plan to our employees, directors and consultants without giving effect to the options that were exercised or terminated and RSUs that were vested.

The following table summarizes, as of March 31, 2017, the stock options and restricted share units granted, under our amended 2010 Plan and amended 2014 Plan to our directors and executive officers and to other individuals as a group.

Name	Options Granted	Restricted Share Units	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Sheng Chen	*	—	0.15	July 16, 2010	July 16, 2020
	—	*	—	August 30, 2012	—
	—	*	—	November 23, 2013	—
	—	*	—	March 7, 2015	—
	—	*	—	November 21, 2015	—
	—	*	—	November 26, 2016	—
Steve Zhang	—	*	—	November 21, 2015	—
Terry Wang	*	—	0.15	April 1, 2011	April 1, 2021
	—	*	—	October 1, 2012	—
	—	*	—	April 25, 2014	—
	—	*	—	August 23, 2015	—
Yoshihisa Ueno	—	*	—	October 1, 2012	—
	—	*	—	April 25, 2014	—
Kenneth Chung-Hou Tai	—	*	—	October 16, 2012	—
	—	*	—	November 21, 2015	—
	—	*	—	August 14, 2016	—
Wei Yuan	—	—	—	—	—
Tao Zou	—	—	—	—	—
Sean Shao	—	*	—	November 21, 2015	—
Erhfei Liu	—	*	—	November 21, 2015	—
Wing-Dar Ker	—	*	—	November 22, 2014	—
Jingping Ma	—	*	—	May 20, 2014	—
	—	*	—	November 21, 2015	—
	—	*	—	May 24, 2016	—
Other individuals as a group	29,153,522	3,994,417	0.15 to 0.85	—	—

*	Shares underlying vested options are less than 1% of our total outstanding shares.

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

Compensation Committee. Our compensation committee consists of Yoshihisa Ueno, Kenneth Chung-Hou Tai and Erhfei Liu, each of whom satisfies the “independence” requirements of Rule 5605 of NASDAQ Stock Market Rules. Yoshihisa Ueno is the chair of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

We had 5,356, 3,081 and 3,162 employees as of December 31, 2014, 2015 and 2016, respectively. The employee number decreased primarily because we outsourced some functions to more cost-effective service providers at the beginning of 2015. The following table sets forth the number of our employees by function as of December 31, 2016:

Functional Area	Number of Employees	% of Total
Operations	1,210	38.3
Sales, marketing and customer support	569	18.0
Research and development	450	14.2
General and administrative	933	29.5

Total	3,162	100.0

Of our total employees as of December 31, 2016, 1,544 were located in Beijing, 1,618 in other cities in China.

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

E.	Share Ownership

Please refer to “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of March 31, 2017, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

The calculations in the table below assume there are 673,727,970 ordinary shares outstanding as of March 31, 2017, comprising of (i) 499,078,332 Class A ordinary shares, excluding treasury shares; and (ii) 174,649,638 Class B ordinary shares.

Percentage ownership and beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of March 31, 2017, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned
	Number	%	% of Voting Power(1)
Directors and Executive Officers:
Sheng Chen(2)	40,215,620	6.0	14.9
Steve Zhang	—	—	—
Terry Wang	*	*	*
Yoshihisa Ueno(3)	2,538,510	*	1.0
Kenneth Chung-Hou Tai	*	*	*
Wei Yuan	—	—	—
Tao Zou	—	—	—
Sean Shao	*	*	*
Erhfei Liu	*	*	*
Wing-Dar Ker	*	*	*
Jingping Ma	*	*	*
All Directors and Officers as a Group	45,171,956	6.7	15.9

Principal Shareholders:
Tuspark Innovation Venture Ltd.(4)	143,050,264	21.2	50.9
Esta Investments Pte. Ltd.(5)	64,668,022	9.6	2.9
King Venture Holdings Limited(6)	57,337,393	8.5	9.9
China Reinsurance (Group) Corporation(7)	50,740,518	7.5	2.3
Fast Horse Technology Limited(2)(8)	19,670,117	2.9	8.8
Sunrise Corporate Holding Ltd.(2)(9)	18,887,875	2.8	5.7
Xiaomi Ventures Limited(10)	16,666,667	2.5	5.0

Notes:

*	Less than 1%.
(1)	Percentage of total voting power represents voting power with respect to all of our Class A and Class B ordinary shares, as a single class. Each holder of our Class B ordinary shares is entitled to ten votes per Class B ordinary share and each holder of Class A ordinary shares is entitled to one vote per Class A ordinary share held by our shareholders on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a 1:1 basis.
(2)	Consists of (i) 19,670,117 Class B ordinary shares held by Fast Horse Technology Limited, a British Virgin Islands company solely owned by Mr. Chen, (ii) 12,187,875 Class B ordinary shares and 6,700,000 Class A ordinary shares held by Sunrise Corporate Holding Ltd., a British Virgin Islands company solely owned by Mr. Chen, (iii) 769,486 Class B ordinary shares and 4 Class A ordinary shares held by Personal Group Limited, a British Virgin Islands company solely owned by Mr. Chen, and (iv) 888,138 Class A ordinary shares upon vesting of Mr. Chen’s restricted share units within 60 days of March 31, 2017. The business address for Mr. Chen is M5, 1 Jiuxianqiao East Road, Chaoyang District, Beijing 100016, China.
(3)	Consists of (i) 2,194,200 Class B ordinary shares held by Synapse Holdings Limited, and (ii) 344,310 Class A ordinary shares upon vesting of Mr. Ueno’s restricted share units within 60 days of this annual report. Mr. Ueno is a director of our company appointed by Synapse Holdings Limited. The business address for Mr. Ueno is No. 1108, 11F, Dominion Center, 43-59 Queen’s Road East, Wanchai, Hong Kong.

(4)	Consists of 31,996,874 Class A ordinary shares and 111,053,390 Class B ordinary shares. The business address for Tuspark Innovation Venture Ltd. is 16/F, Block A, Innovation Park, Tsinghua Science Park, Haidian District, Beijing, the People’s Republic of China.
(5)	Consists of 10,778,004 ADSs, representing 64,668,022 Class A ordinary shares. The business address for Esta Investments Pte Ltd is 60B Orchard Road #06-18 Tower 2, The Atrium@Orchard, Singapore 238891.
(6)	Consists of 39,087,125 Class A ordinary shares and 18,250,268 Class B ordinary shares. The business address for King Venture Holdings Limited is Kingsoft Tower No. 33, Xiaoying West Road, Haidian District, Beijing 100085, China.
(7)	Based on a Schedule 13G/A jointly filed on April 5, 2017 by China Reinsurance (Group) Corporation (“China Re”), China Property & Casualty Reinsurance Company Ltd. (“China Re P&C”) and China Life Reinsurance Company Ltd. (“China Re Life”). According to the Schedule 13G/A filing, China Re P&C and China Re Life are wholly-owned subsidiaries of China Re, as such, China Re may be deemed to be the beneficial owner of Class A ordinary shares held by China Re P&C, China Re Life and itself. China Re may be deemed to have beneficial ownership of 50,740,518 Class A ordinary shares, 25,034,820 of which are held by China Re. China Re Life has beneficial ownership of 19,940,304 Class A ordinary shares. China Re P&C has beneficial ownership of 5,765,394 Class A ordinary shares. According to the Schedule 13G/A filing, the address for each of China Re, China Re Life and China Re P&C is No. 11 Jinrong Avenue, Xicheng District Beijing, China 100033.
(8)	Consists of 19,670,117 Class B ordinary shares. Fast Horse Technology Limited is 100% owned by Sheng Chen. The registered address for Fast Horse Technology Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(9)	Consists of 6,700,000 Class A ordinary shares and 12,187,875 Class B ordinary shares. Sunrise Corporate Holding Ltd. is 100% owned by Sheng Chen. The registered address for Sunrise Corporate Holding Ltd. is Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.
(10)	Consist of 6,142,410 Class A ordinary shares and 10,524,257 Class B ordinary shares. The business address for Xiaomi Ventures Limited is No. 68 Qinghe Middle Street, Wu Cai Cheng Office Building, 12F-056, Haidian District, Beijing 100085, China.

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

To our knowledge, as of March 31, 2017, a total of 422,782,186 Class A ordinary shares and 16 Class B ordinary shares are held by eleven record holders in the United States, including Citibank N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

B.	Related Party Transactions

Transactions with Related Parties

For the year ended December 31, 2016, we paid RMB1.4 million (US$0.2 million) to Suzhou Youpusi Information Technology Co., Ltd. (formerly known as Suzhou Aizhuoyi Information Technology Co., Ltd.), a company controlled by the seller of iJoy, for the equipment and properties purchased by us. We also had receivables due from and payables due to Suzhou Youpusi Information Technology Co., Ltd. in the amount of RMB817,000 (US$118,000) and RMB667,000 (US$96,000), respectively.

For the year ended December 31, 2016, we paid RMB3.1 million (US$0.4 million) to a related party of the seller of Dermot Entities, for the equipment and properties purchased by us. We paid RMB20.1 million (US$2.9 million) to related parties of the seller of Dermot Entities for the colocation services provided by these companies. We also had receivables due from the seller of Dermot Entities in the amount of RMB284,000 (US$40,000). We also had payables due to a related party of the seller of Dermot Entities in the amount of RMB383,000 (US$55,000).

For the year ended December 31, 2016, we received RMB125.2 million (US$18.0 million) from a company that is under common control with Xiaomi, for the internet data center services provided by us. We also had receivables due from and payables due to companies that are under common with Xiaomi in the amount of RMB24.1 million (US$3.5 million) and RMB361,000 (US$52,000), respectively.

For the year ended December 31, 2016, we received RMB31.3 million (US$4.5 million) from companies that are under common control with Kingsoft, for the internet data center services provided by us. We paid RMB1.0 million (US$151,000) to a company that is under common control with Kingsoft, for services purchased by us. We also had receivables due from and payables due to companies that are under common control with Kingsoft in the amount of RMB8.9 million (US$1.3 million) and RMB1.1 million (US$159,000), respectively.

For the year ended December 31, 2016, we made loans from seller of Aipu Group in the amount of RMB3.5 million (US$0.5 million), we also had receivables due from and payables due to seller of Aipu Group in the amount of RMB98.5 million (US$14.2 million) and RMB33.5 million (US$4.8 million).

For the year ended December 31, 2016, we had receivables due from and payables due to seller of iJoy in the amount of RM27.7 million (US$4.0 million) and RMB38.1 million (US$5.5 million), respectively.

For the year ended December 31, 2016, we had receivables due from and payables due to a related party of a non-controlling shareholder of Aipu Group in the amount of RM12.5 million (US$1.8 million) and RMB43,000 (US$6,000), respectively.

For the year ended December 31, 2016, we had receivables due from Shanghai Shibei Hi-Tech Co., Ltd., a non-controlling shareholder of a subsidiary, in the amount of RMB9.8 million (US$1.4 million).

For the year ended December 31, 2016, we had payables due to seller of the Managed Network Entities in the amount of RMB47.8 million (US$6.9 million).

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

Employment Agreement

Please refer to “Item 6.C—Directors, Senior Management and Employees Board Practices—Employment Agreements.”

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

On October 1, 2014, the Sun Case was transferred upon plaintiff’s request to the United States District Court for the Eastern District of Texas. On November 12 and 13, 2014, two alleged shareholders of our company, respectively filed motions requesting the court to consolidate the two putative shareholder class action lawsuits and appoint themselves as lead plaintiffs. On September 15, 2015, the court entered an order consolidating the cases and on September 21, 2015, the court entered an order appointing a lead plaintiff and lead counsel for the consolidated case. On September 13, 2016, the lead plaintiff filed an amended complaint against our company and certain of its personnel. On November 14, 2016, our company and one individual defendant filed a motion to dismiss the amended complaint, which motion is currently pending before the court.

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

The last reported closing price for our ADSs on April 11, 2017 was US$5.49 per ADS.

	Trading Price (US$)
	High	Low
Annual High and Low
2012	13.75	8.39
2013	23.64	8.52
2014	32.34	14.23
2015	22.86	15.03
2016	21.12	6.77
Quarterly Highs and Lows 2015
First Quarter of 2015	19.34	15.31
Second Quarter of 2015	22.86	16.12
Third Quarter of 2015	21.47	15.03
Fourth Quarter of 2015	21.32	17.81
2016
First Quarter of 2016	20.89	15.2
Second Quarter of 2016	21.12	8.76
Third Quarter of 2016	11.09	7.95
Fourth Quarter of 2016	8.52	6.77
Monthly Highs and Lows
October 2016	8.08	6.77
November 2016	7.88	6.94
December 2016	8.52	6.83
January 2017	7.02	6.41
February 2017	7.70	7.13
March 2017	7.33	5.20
April 2017 (through April 11, 2017)	5.71	5.28

B.	Plan of Distribution

Not applicable.

C.	Markets

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

As of the date hereof, our authorized share capital is US$15,000 divided into (i) 1,200,000,000 Class A Ordinary Shares of a nominal or par value of US$0.00001 each and (ii) 300,000,000 Class B Ordinary Shares of a nominal or par value of US$0.00001 each. As of March 31, 2017, there are 499,078,332 Class A ordinary shares (excluding treasury shares) and 174,649,638 Class B ordinary shares issued and outstanding.

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

We have entered into the following material contracts in 2016: (i) a share subscription agreement dated May 23, 2016 by and between 21Vianet Group, Inc. and Tuspark Innovation Venture Limited, an affiliated investment vehicle of Tus-Holdings Co., Ltd.; (ii) a supplemental agreement to the optional share purchase agreement dated December 19, 2016 by and among 21Vianet China, 21Vianet Technology, 21Vianet Beijing and other parties thereto; and (iii) a supplemental agreement to the exclusive technical consulting and services agreement dated December 19, 2016 by and among 21Vianet China, 21Vianet Technology and 21Vianet Beijing. We have also entered into an investment agreement by and among 21Vianet Group, Inc., 21Vianet DRP Investment Holdings Limited and Marble Stone Holdings Limited dated March 5, 2017 to establish a multi-stage joint venture and build a digital real estate platform in China. Other than in the ordinary course of business and other than those described above, in “Item 4. Information on the Company” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this annual report, we have not entered into any material contract during the two years immediately preceding the date of this annual report.

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

Hong Kong

Our Hong Kong subsidiaries are subject to Hong Kong profits tax at a rate of 16.5% for the three years ended December 31, 2014, 2015 and 2016. We have not made a provision for Hong Kong profits tax in the consolidated financial statements because our Hong Kong subsidiaries had no assessable profits in the years ended December 31, 2014, 2015 and 2016, except for Diyixian.com Limited which was newly acquired in 2014 and has profits since acquisition.

Taiwan

The Taiwan branch of Diyixian.com Limited is incorporated in Taiwan and is subject to Taiwan profits tax rate of 17% for the year ended December 31, 2014, 2015 and 2016.

People’s Republic of China Taxation

Under the EIT Law, an enterprise established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC are considered PRC tax resident enterprises and subject to PRC income tax at the rate of 25% on worldwide income. Circular 82, as amended, clarified that dividends and other income paid by certain offshore enterprises controlled by a PRC company or a PRC company group established outside of the PRC will be considered PRC-source income and subject to PRC withholding tax, currently at a rate of 10% (or a lower rate under an applicable tax treaty, if any), when paid to non-PRC enterprise shareholders. Under the implementation regulations to the EIT Law, a “place of effective management” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, the circular mentioned above specifies that certain offshore enterprises controlled by a PRC company or a PRC company group will be classified as PRC resident enterprises if the following are located or resident in the

PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision-making bodies; key properties, accounting books, the company seal, and minutes of board meetings and shareholders meetings; and half or more of the senior management or directors having voting rights. Although the circular only applies to offshore enterprises controlled by PRC enterprises and not those controlled by PRC individuals, the determining criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “place of effective management” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals.

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

United States Federal Income Tax Considerations

The following is a summary of the principal United States federal income tax consequences of the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder, as defined below, that holds our ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This summary is based on the tax laws of the United States as in effect on the date of this annual report on Form 20-F and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report on Form 20-F, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax considerations described below. No ruling has been sought from the United States Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, banks, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, tax-exempt entities (including private foundations), investors who are not U.S. Holders, investors liable for the alternative minimum tax, investors who acquired their ADSs or Class A ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation, investors who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for United States federal income tax purposes, investors subject the 3.8% Medicare tax on their net investment income, or investors that have a functional currency other than the United States dollar), all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any state, local, or non-United States tax considerations. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our ADSs or Class A ordinary shares.

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

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with their terms. U.S. Holders who hold ADSs will be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Passive income generally includes dividends, interest, certain non-active royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s unbooked intangibles are taken into account for determining the value of its assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Although the law in this regard is not entirely clear, we treat our variable interest entities as being owned by us for United States federal income tax purposes because we control their management decisions and we are entitled to substantially all of their economic benefits and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our variable interest entities for United States federal income tax purposes, we would likely be treated as a PFIC for our taxable year ended December 31, 2016 and for subsequent taxable years.

Assuming that we are the owner of our variable interest entities for United States federal income tax purposes, we believe that we primarily operate as an active provider of managed hosting and cloud services in China. Based on the market price of our ADSs and Class A ordinary shares, the value of our assets, and the composition of our assets and income, we believe that we were not a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2016 and we do not expect to be a PFIC in subsequent years. While we do not anticipate becoming a PFIC, because the value of our assets for purposes of the asset test may be determined, in part, by reference to the market price of our ADSs or Class A ordinary shares, fluctuations in the market price of our ADSs and Class A ordinary shares may cause us to become a PFIC for the current or any subsequent taxable year. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

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

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if such ADSs or ordinary shares are held as capital assets.

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

As an alternative to the foregoing rules, if we are a PFIC, a U.S. Holder of “marketable stock” (as defined below) may make a mark-to-market election with respect to our ADSs, but not our Class A ordinary shares, provided that the ADSs continue to be listed on the NASDAQ Global Select Market and are regularly traded. The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter, or “regularly traded,” on a qualified exchange or other market, as defined in applicable Treasury regulations. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a

U.S. Holder makes a mark-to-market election and we cease to be a PFIC, the holder will not be required to take into account the mark-to-market gain or loss described above during any period that we are not a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election. In the case of a U.S. Holder who has held ADSs during any taxable year in respect of which we were classified as a PFIC and continues to hold such ADSs (or any portion thereof) and has not previously determined to make a mark-to-market election, and who is now considering making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ADSs.

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

Individuals and other non-corporate recipients of dividend income generally will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period and other requirements are met. We will be considered to be a qualified foreign corporation with respect to any dividend we pay on our ADSs or Class A ordinary shares provided that (i) our ADSs or Class A ordinary shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of a comprehensive tax treaty with the United States that the Secretary of Treasury of the United States determines is satisfactory for this purpose and includes an exchange of information program, (ii) we are not treated as a PFIC for United States federal income tax purposes for the taxable year in which the dividend was paid or the preceding taxable year, and (iii) certain holding period requirements are met. Because (i) U.S. Treasury guidance indicates that ADSs representing ordinary shares, such as ours, listed on the NASDAQ Global Select Market are considered to be readily tradable on an established securities market in the United States, and (ii) we believe that we were not a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2016 and we do not expect to be a PFIC in subsequent years, we believe that we are a qualified foreign corporation with respect to dividends paid on the ADSs, but not with respect to dividends paid on our Class A ordinary shares. In the event we are deemed to be a resident enterprise under the PRC Enterprise Income Tax Law, we believe that we would be eligible for the benefits under the United States-PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose) and that we would be treated as a qualified foreign corporation with respect to dividends paid on both our Class A ordinary shares or ADSs. U.S. Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

For United States foreign tax credit purposes, dividends paid on our ADSs or Class A ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid, if any, on our ADSs or Class A ordinary shares. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any nonrefundable foreign withholding taxes imposed on dividends received on our ADSs or Class A ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for United States federal income tax purposes in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Class A Ordinary Shares

Subject to the PFIC discussion above, a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Class A ordinary shares. The gain or loss will generally be capital gain or loss. Any capital gain or loss will be long-term if the ADSs or Class A ordinary shares have been held for more than one year. An individual U.S. Holder or other non-corporate U.S. Holder who has held the ADS or ordinary share for more than one year, will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that recognized by a U.S. Holder will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. However, in the event we are deemed to be a PRC “resident enterprise” under PRC tax law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat such gain as PRC source income. U.S. holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expenses incurred in respect of bonds payable, bank borrowings, capital lease obligations as well as interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. As of December 31, 2016, we had: (i) short-term and long-term bank borrowings (current portions) with an aggregate outstanding balance of RMB1,723.0 million (US$248.2 million); (ii) long-term bank borrowings (excluding current portions) with an aggregate outstanding balance of RMB268.2 million (US$38.6 million); and (iii) an outstanding principal balance of RMB419.3 million (US$$60.4 million) with respect to the 2017 Bonds payable.

The short-term bank borrowings bore a weighted average interest rate of 4.22% per annum. The long-term bank borrowings bore weighted-average interest rate of 5.85% per annum. The 2017 Bonds bore an interest rate of 6.875% per annum and an effective interest rate of 7.39% per annum. We also had RMB277.9 million (US$40.0 million) in short-term investments with original maturities of greater than 90 days but less than 365 days. A hypothetical one percentage point (100 basis-point) decrease in interest rates would have resulted in a decrease of approximately RMB17.1 million (US$2.5 million) in interest expense for the year ended December 31, 2016. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments and interest-bearing obligations carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income and interest expenses may fluctuate due to changes in market interest rates.

Foreign Exchange Risk

We earn most of our revenues and incur most of our expenses in Renminbi, and most of our sales and purchase contracts are denominated in Renminbi. We have not used any derivative financial instruments to hedge our exposure to foreign exchange risk. The Renminbi depreciated by 6.83% and 6.1% against the U.S. dollar in 2016 and 2015, respectively. The Company intends to hold U.S. dollar-denominated financial assets and will convent to RMB according to the trend of exchange rate changes. As of December 31, 2016, we had total U.S. dollar-denominated cash and cash equivalent, restricted cash and short-term investments in the amount of US$410.7 million. A hypothetical 10% increase in the exchange rate of the U.S. dollar against the RMB would have resulted in increase of RMB284.9 million (US$41.0 million) in the value of our U.S. dollar-denominated financial assets at December 31, 2016.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably, and in recent years the RMB has depreciated significantly against the U.S. dollar. It is difficult to predict whether the depreciation will continue and how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. As our costs and expenses are mostly denominated in RMB, the appreciation of the RMB against the U.S. dollar would increase our costs in U.S. dollar terms. In addition, as our operating subsidiaries and VIEs in China receive revenues in RMB, any significant depreciation of the RMB against the U.S. dollar may have a material and adverse effect on our revenues in U.S. dollar terms and financial condition, and the value of, and any dividends payable on, our ordinary shares. For example, to the extent that we need to convert U.S. dollars into Renminbi for capital expenditures and working capital and other business purposes, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Inflation Risk

In the last three years, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2014, 2015 and 2016 were 2.0%, 1.4% and 2.0%, respectively. The year-over-year percent changes in the consumer price index for January 2014, 2015 and 2016 were increases of 0.8%, 1.8% and 2.1%, respectively. Although we have not been materially affected by inflation in the past, we cannot assure you that we will not be affected in the future by higher rates of inflation in China.

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

Fees and Other Payments Made by the Depositary to Us

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. For the year ended December 31, 2016, we were not entitled to any reimbursement from our depositary.

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

Our management, with the participation of our chief executive officer and chief financial officer, conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2016. In making this assessment, we used the criteria established within the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this assessment, our management has concluded that, as of December 31, 2016, our internal control over financial reporting was effective.

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has audited our internal control over financial reporting as of December 31, 2016 and has issued an attestation report set forth below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of 21Vianet Group, Inc.:

We have audited 21Vianet Group, Inc.’s (the “Company”) internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, 21Vianet Group, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of 21Vianet Group, Inc. as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive loss, cash flows and shareholders’ equity for each of the three years in the period ended December 31, 2016 and our report dated April 12, 2017 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Shanghai, The People’s Republic of China

April 12, 2017

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

	For the Year Ended December 31, (in US$ thousands)
	2015	2016
Audit fees(1)	1,598	1,639
Audit-related fees(2)	502	—
Tax fees	—	94

Notes:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by Ernst & Young Hua Ming LLP for the audit of our annual financial statements.
(2)	“Audit-related fees” means, for the year ended December 31, 2015, the aggregate fee billed for additional audit procedure performed in 2015.

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

On June 30, 2016, our board of directors authorized a share repurchase program under which we may purchase up to $200 million worth of our ordinary shares or American depositary shares representing ordinary shares over the next 12 months. The share repurchase program permitted us to purchase shares from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades or legally permissible ways depending on the market conditions and in accordance with applicable rules and regulations.

For the period from June 30, 2016 to December 31, 2016, we repurchased 815,525 ADSs for a consideration of US$6.4 million under our share repurchase program.

The following table sets forth a summary of our repurchase of our ADSs made in the year 2016 under the share repurchase programs described in the paragraph above.

Period	Total Number of ADSs Purchased(2)	Average Price Paid Per ADS(2)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs(1)	Maximum Dollar Value of ADSs that May Yet Be Purchased Under Plans or Programs (US$)
Month #1 (August 1, 2016—August 31, 2016)	167,614	8.75	167,614	198,532,957
Month #2 (September 1, 2016—September 30, 2016)	108,203	8.16	108,203	197,650,102
Month #3 (October 1, 2016—October 31, 2016)	537,857	7.46	537,857	193,639,172
Month #4 (November 1, 2016—November 30, 2016)	1,851	7.05	1,851	193,626,125
Total	815,525	7.82	815,525	193,626,125

(1)	On June 30, 2016, our board of directors approved a share repurchase program under which we may repurchase up to US$200 million worth of our ordinary shares or American depositary shares representing ordinary shares over the next 12 months.
(2)	Each ADS represents six Class A ordinary shares.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Fourth Amended and Restated Memorandum and Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.2 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 4, 2011)

2.1	Specimen American Depositary Receipt of the Registrant (incorporated by reference to Exhibit 4.1 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

2.2	Specimen Certificate for Class A Ordinary Shares of the Registrant (incorporated by reference to Exhibit 4.2 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

2.3	Deposit Agreement among the Registrant, the depositary and holders and beneficial holders of the American Depositary Shares (incorporated by reference to Exhibit 4.3 from our registration statement on Form S-8 (File No. 333-177273), as amended, filed with the Commission on October 13, 2011)

2.4	Amended and Restated Shareholders Agreement between the Registrant and other parties therein dated January 14, 2011 (incorporated by reference to Exhibit 4.4 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

2.5	Fiscal Agency Agreement, dated June 24, 2014, between 21Vianet Group, Inc. and Citicorp International Limited (incorporated by reference to Exhibit 4.33 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 10, 2015)

2.6*	Supplemental Fiscal Agency Agreement, dated September 14, 2016, between 21Vianet Group, Inc. and Citicorp International Limited

4.1	Form of Indemnification Agreement between the Registrant and its Directors (incorporated by reference to Exhibit 10.3 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.2	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.4 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.3	English translation of Loan Agreement dated January 28, 2011, between 21Vianet Data Center Co., Ltd. and the shareholders of Beijing aBitCool Network Technology Co., Ltd. (which later changed it name to Beijing Yiyun Network Technology Co., Ltd.) (incorporated by reference to Exhibit 4.7 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 19, 2013)

Exhibit Number	Description of Document

4.4	English translation of Share Pledge Agreement dated February 23, 2011, among 21Vianet Data Center Co., Ltd., Beijing aBitCool Network Technology Co., Ltd. (which later changed it name to Beijing Yiyun Network Technology Co., Ltd.) and the shareholders of Beijing aBitCool Network Technology Co., Ltd. (which later changed it name to Beijing Yiyun Network Technology Co., Ltd.) (incorporated by reference to Exhibit 10.6 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.5	English translation of Form Irrevocable Power of Attorney, by the shareholders of Beijing aBitCool Network Technology Co., Ltd. (which later changed it name to Beijing Yiyun Network Technology Co., Ltd.) (incorporated by reference to Exhibit 10.7 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.6	English Translation of Power of Attorney dated September 30, 2010, by 21Vianet Data Center Co., Ltd. (incorporated by reference to Exhibit 10.8 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.7	Exclusive Technical Consulting and Services Agreement dated December 19, 2006, between 21Vianet Data Center Co., Ltd. and Beijing aBitCool Network Technology Co., Ltd. (which later changed it name to Beijing Yiyun Network Technology Co., Ltd.) (incorporated by reference to Exhibit 10.9 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.8	Optional Share Purchase Agreement dated December 19, 2006, among 21Vianet Data Center Co., Ltd., 21ViaNet System Limited (which later changed its name to Beijing aBitCool Network Technology Co., Ltd. and then to Beijing Yiyun Network Technology Co., Ltd.), Beijing 21Vianet Broad Band Data Center Co., Ltd. and the shareholders of Beijing aBitCool Network Technology Co., Ltd. (which later changed it name to Beijing Yiyun Network Technology Co., Ltd.) (incorporated by reference to Exhibit 10.10 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.9	Commitment Letter dated September 30, 2010, by AsiaCloud Inc. (which later changed it name to 21Vianet Group, Inc.), 21Vianet Data Center Co., Ltd., Sheng Chen and Jun Zhang (incorporated by reference to Exhibit 4.13 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 19, 2013)

4.10	2010 Share Incentive Plan, as amended on January 14, 2011 and July 6, 2012 (incorporated by reference to Exhibit 10.12 from our Form S-8 (File No. 333-187695), initially filed with the Commission on April 3, 2013)

4.11	English translation of Form of Service Agreement of Beijing aBitCool Network Technology Co., Ltd. (which later changed it name to Beijing Yiyun Network Technology Co., Ltd.) (incorporated by reference to Exhibit 10.13 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.12	English translation of Form Asset Transfer Agreement (incorporated by reference to Exhibit 10.19 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.13	English summary of Property Lease Agreement dated February 4, 2013, between Beijing Xingguang Tuocheng Investment Co., Ltd. and Beijing 21Vianet Broad Band Data Center Co., Ltd. (incorporated by reference to Exhibit 4.18 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 19, 2013)

Exhibit Number	Description of Document

4.14	Purchase Agreement dated September 31, 2013, among 21Vianet Group, Inc., the sellers named therein and Esta Investments Pte Ltd (incorporated by reference to Exhibit 99.1 from Form Schedule 13D (File No. 005-86326), initially filed by Esta Investments Pte Ltd and other filers with the Commission on October 25, 2013)

4.15	Investor Rights Agreement dated October 11, 2013, among 21Vianet Group, Inc., Esta Investments Pte Ltd and certain other parties named therein (incorporated by reference to Exhibit 99.2 from Form Schedule 13D (File No. 005-86326), initially filed by Esta Investments Pte Ltd and other filers with the Commission on October 25, 2013)

4.16	Registration Rights Agreement dated October 11, 2013, between 21Vianet Group, Inc. and Esta Investments Pte Ltd (incorporated by reference to Exhibit 99.3 from Form Schedule 13D (File No. 005-86326), initially filed by Esta Investments Pte Ltd and other filers with the Commission on October 25, 2013)

4.17	Purchase Agreement dated December 1, 2014, between 21Vianet Group, Inc. and Esta Investments Pte. Ltd. (incorporated by reference to Exhibit 99.5 from Form Schedule 13D/A (File No. 005-86326), initially filed by Esta Investments Pte. Ltd. and other filers with the Commission on December 2, 2014)

4.18	Participation Rights Agreement dated January 15, 2015, between 21Vianet Group, Inc. and Esta Investments Pte. Ltd. (incorporated by reference to Exhibit 99.6 from Form Schedule 13D/A (File No. 005-86326), initially filed by Esta Investments Pte. Ltd. and other filers with the Commission on January 16, 2016)

4.19	Amendment No. 1 to Purchase Agreement dated January 28, 2015, between 21Vianet Group, Inc. and Esta Investments Pte. Ltd. (incorporated by reference to Exhibit 99.7 from Form Schedule 13D/A (File No. 005-86326), initially filed by Esta Investments Pte. Ltd. and other filers with the Commission on January 29, 2015)

4.20	Purchase Agreement dated November 29, 2014, among 21Vianet Group, Inc., King Venture Holdings Limited and certain other parties named therein (incorporated by reference to Exhibit 7.02 from Form Schedule 13D (File No. 005-86326), initially filed by King Venture Holdings Limited and other filers with the Commission on January 20, 2015)

4.21	Amendment No. 1 to Purchase Agreement dated January 15, 2015, among 21Vianet Group, Inc., King Venture Holdings Limited, Mr. Sheng Chen, Personal Group Limited and Sunrise Corporate Holding Ltd. (incorporated by reference to Exhibit 7.03 from Form Schedule 13D (File No. 005-86326), initially filed by King Venture Holdings Limited and other filers with the Commission on January 20, 2015)

4.22	Investor Rights Agreement dated January 15, 2015, among 21Vianet Group, Inc., King Venture Holdings Limited, Xiaomi Ventures Limited and certain other parties named therein (incorporated by reference to Exhibit 7.04 from Form Schedule 13D (File No. 005-86326), initially filed by King Venture Holdings Limited and other filers with the Commission on January 20, 2015)

4.23	Registration Rights Agreement dated January 15, 2015, among 21Vianet Group, Inc., King Venture Holdings Limited and Xiaomi Ventures Limited (incorporated by reference to Exhibit 7.05 from Form Schedule 13D (File No. 005-86326), initially filed by King Venture Holdings Limited and other filers with the Commission on January 20, 2015)

4.24	Purchase Agreement dated November 30, 2014, among 21Vianet Group, Inc., Xiaomi Ventures Limited and certain other parties named therein (incorporated by reference to Exhibit 4.24 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 10, 2015)

Exhibit Number	Description of Document

4.25	English translation of Loan Agreement dated July 1, 2014, among Abitcool (China) Broadband Inc., Sheng Chen and Jun Zhang (incorporated by reference to Exhibit 4.25 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 10, 2015)

4.26	English translation of Equity Pledge Agreement dated July 1, 2014, among Abitcool (China) Broadband Inc., Sheng Chen and Jun Zhang (incorporated by reference to Exhibit 4.26 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 10, 2015)

4.27	English translation of Form Irrevocable Power of Attorney, by the shareholders of aBitcool Small Micro Network Technology (BJ) Co., Ltd. (incorporated by reference to Exhibit 4.27 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 10, 2015)

4.28	English translation of Power of Attorney dated July 1, 2014, by Abitcool (China) Broadband Inc. (incorporated by reference to Exhibit 4.28 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 10, 2015)

4.29	English translation of Exclusive Technology Consulting and Services Agreement dated July 1, 2014, between Abitcool (China) Broadband Inc. and aBitcool Small Micro Network Technology (BJ) Co., Ltd. (incorporated by reference to Exhibit 4.29 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 10, 2015)

4.30	English translation of Exclusive Services Agreement dated July 1, 2014, between Abitcool (China) Broadband Inc. and aBitcool Small Micro Network Technology (BJ) Co., Ltd. (which later changed it name to WiFire Network Technology (Beijing) Co., Ltd.) (incorporated by reference to Exhibit 4.30 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 10, 2015)

4.31	English translation of Exclusive Call Option Agreement dated July 1, 2014, among aBitCool Broadband Inc. (which later changed its name to WiFire Group Inc.), Sheng Chen, Jun Zhang and aBitcool Small Micro Network Technology (BJ) Co., Ltd. (which later changed it name to WiFire Network Technology (Beijing) Co., Ltd.) (incorporated by reference to Exhibit 4.31 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 10, 2015)

4.32	English translation of Commitment Letter dated July 1, 2014 by Sheng Chen, Jun Zhang and aBitcool Small Micro Network Technology (BJ) Co., Ltd. (which later changed its name to WiFire Network Technology (Beijing) Co., Ltd.) (incorporated by reference to Exhibit 4.32 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 10, 2015)

4.33	English translation of Share Purchase Agreement, dated May 30, 2014, among 21Vianet Group, Inc., Sichuan Aipu Network Co., Ltd. and the sellers named therein (incorporated by reference to Exhibit 4.34 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 10, 2015)

4.34	English translation of Investment Agreement, dated May 30, 2014, among Langfang Xunchi Computer Data Processing Co., Ltd., Sichuan Aipu Network Co., Ltd., Chengdu Guotao Culture Communication Co., Ltd., Chengdu Guotao Network Technology Co., Ltd., Chengdu Chuantao Investment Partnership (LP), Suzhou Tianwei Zhongshan Jiuding Investment Center (LP), Xiamen Hongtai Jiuding Equity Partnership (LP), Beijing Hanguang Jiuding Investment Center (LP), Chengdu Everassion Equity Investment Fund Center (LP), Chengdu Zhongtao Investment Partnership (LP), Chengdu Hetao Investment Partnership (LP) and Li Jia (incorporated by reference to Exhibit 4.35 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 10, 2015)

Exhibit Number	Description of Document

4.35	2014 Share Incentive Plan, as amended on April 1, 2015 (incorporated by reference to Exhibit 4.38 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 10, 2015)

4.36	Share Subscription Agreement, dated May 23, 2016, between 21Vianet Group Inc. and Tuspark Innovation Venture Limited (incorporated by reference to Exhibit 7.02 from Form Schedule 13D (File No. 005-86326), initially filed by Tuspark Innovation Venture Limited and other filers with the Commission on July 13, 2016)

4.37*	English translation of the Supplemental Agreement to the Optional Share Purchase Agreement, dated December 19, 2016, by and among 21Vianet Data Center Co., Ltd., Beijing Yiyun Network Technology Co., Ltd., Beijing 21Vianet Broad Band Data Center Co., Ltd. and the shareholders of Beijing Yiyun Network Technology Co., Ltd.

4.38*	English translation of the Supplemental Agreement to the Exclusive Technical Consulting and Services Agreement, dated December 19, 2016, by and among 21Vianet Data Center Co., Ltd., Beijing Yiyun Network Technology Co., Ltd., and Beijing 21Vianet Broad Band Data Center Co., Ltd.

4.39*	Investment Agreement dated March 5, 2017, among 21Vianet Group, Inc., 21Vianet DRP Investment Holdings Limited and Marble Stone Holdings Limited

8.1*	List of Subsidiaries and Principal Consolidated Affiliated Entities

11.1	Code of Business Conduct and Ethics of Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young Hua Ming LLP, Independent Registered Public Accounting Firm

15.2*	Consent of Han Kun Law Offices

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this Annual Report on Form 20-F.
**	Furnished with Annual Report on Form 20-F.

21VIANET GROUP, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of

21Vianet Group, Inc.

We have audited the accompanying consolidated balance sheets of 21Vianet Group, Inc. (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive loss, cash flows and shareholders’ equity for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of 21Vianet Group, Inc. at December 31, 2016 and 2015, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), 21Vianet Group, Inc.’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 12, 2017 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Shanghai, the People’s Republic of China

April 12, 2017

21VIANET GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

		As of December 31,
	Note	2015	2016
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		1,685,054	1,297,418	186,867
Restricted cash		195,230	1,963,561	282,812
Accounts and notes receivable (net of allowance for doubtful debt of RMB40,070 and RMB80,910 (US$11,653) as of December 31, 2015 and 2016, respectively)	5	694,108	655,459	94,406
Short-term investments	6	102,300	277,946	40,033
Inventories	7	13,539	4,431	638
Prepaid expenses and other current assets	8	642,553	777,131	111,930
Deferred tax assets	23	31,113	43,362	6,245
Amounts due from related parties	24	105,137	182,615	26,302

Total current assets		3,469,034	5,201,923	749,233

Non-current assets:
Property and equipment, net	9	3,653,071	3,781,613	544,666
Intangible assets, net	10	1,274,166	977,341	140,766
Land use rights, net	11	64,682	167,646	24,146
Goodwill	12	1,755,970	1,755,970	252,912
Restricted cash		128,515	33,544	4,831
Deferred tax assets	23	46,900	57,314	8,255
Long-term investments	13	201,504	298,871	43,046
Amounts due from related parties	24	70,000	—	—
Other non-current assets		183,868	147,302	21,216

Total non-current assets		7,378,676	7,219,601	1,039,838

Total assets		10,847,710	12,421,524	1,789,071

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Note	As of December 31,
		2015	2016
		RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings (including short-term bank borrowings of the Consolidated VIEs without recourse to the primary beneficiaries of RMB276,000 and RMB183,676 (US$26,455) as of December 31, 2015 and 2016, respectively)	14	276,000	1,683,676	242,500
Accounts and notes payable (including accounts and notes payable of the Consolidated VIEs without recourse to the primary beneficiaries of RMB416,850 and RMB441,847 (US$63,639) as of December 31, 2015 and 2016, respectively)		482,622	529,569	76,274
Accrued expenses and other payables (including accrued expenses and other payables of the Consolidated VIEs without recourse to the primary beneficiaries of RMB435,912 and RMB525,613 (US$75,704) as of December 31, 2015 and 2016, respectively)	15	637,957	787,916	113,484
Advances from customers (including advances from customers of the Consolidated VIEs without recourse to the primary beneficiaries of RMB185,800 and RMB201,397 (US$29,007) as of December 31, 2015 and 2016, respectively)		185,800	201,397	29,007
Deferred revenue (including deferred revenue of the Consolidated VIEs without recourse to the primary beneficiaries of RMB332,091 and RMB311,191 (US$44,821) as of December 31, 2015 and 2016, respectively)		342,105	320,023	46,093
Income taxes payable (including income taxes payable of the Consolidated VIEs without recourse to the primary beneficiaries of RMB43,949 and RMB25,466 (US$3,668) as of December 31, 2015 and 2016, respectively)		49,959	21,899	3,154
Amounts due to related parties (including amounts due to related parties—current of the Consolidated VIEs without recourse to the primary beneficiaries of RMB48,762 and RMB53,295 (US$7,676) as of December 31, 2015 and 2016, respectively)	24	397,588	121,928	17,561
Current portion of long-term bank borrowings (including current portion of long-term bank borrowings of the Consolidated VIEs without recourse to the primary beneficiaries of RMB12,422 and RMB12,564 (US$1,810) as of December 31, 2015 and 2016, respectively)	14	38,803	39,303	5,661
Current portion of capital lease obligations (including current portion of capital lease obligations of the Consolidated VIEs without recourse to the primary beneficiaries of RMB123,694 and RMB203,394 (US$29,295) as of December 31, 2015 and 2016, respectively)	16	140,488	243,723	35,103
Deferred government grant (including deferred government grant of the Consolidated VIEs without recourse to the primary beneficiaries of RMB6,332 and RMB5,107 (US$736) as of December 31, 2015 and 2016, respectively)	18	6,332	5,107	736
Bonds payable (including bonds payable of the Consolidated VIEs without recourse to the primary beneficiaries of nil and nil as of December 31, 2015 and 2016, respectively)	17	263,365	419,316	60,394

Total current liabilities		2,821,019	4,373,857	629,967

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Note	As of December 31,
		2015	2016
		RMB	RMB	US$
Non-current liabilities:
Amounts due to related parties (including amounts due to related parties of the Consolidated VIEs without recourse to the primary beneficiaries of nil and nil as of December 31, 2015 and 2016, respectively)	24	27,384	—	—
Long-term bank borrowings (including long-term bank borrowings of the Consolidated VIEs without recourse to the primary beneficiaries of RMB27,534 and RMB219,055 (US$31,550) as of December 31, 2015 and 2016, respectively)	14	103,421	268,221	38,632
Deferred revenue (including deferred revenue of the Consolidated VIEs without recourse to the primary beneficiaries of RMB68,535 and RMB62,531 (US$9,006) as of December 31, 2015 and 2016, respectively)		68,535	62,531	9,006
Bonds payable (including bonds payable of the Consolidated VIEs without recourse to the primary beneficiaries of nil and nil as of December 31, 2015 and 2016, respectively)	17	1,984,685	—	—
Non-current portion of capital lease obligations (including non-current portion of capital lease obligations of the Consolidated VIEs without recourse to the primary beneficiaries of RMB543,503 and RMB581,568 (US$83,763) as of December 31, 2015 and 2016, respectively)	16	579,070	536,623	77,290
Unrecognized tax benefits (including unrecognized tax benefits of the Consolidated VIEs without recourse to the primary beneficiaries of RMB11,098 and RMB24,153 (US$3,479) as of December 31, 2015 and 2016, respectively)	23	14,492	28,689	4,132
Deferred tax liabilities (including deferred tax liabilities of the Consolidated VIEs without recourse to the primary beneficiaries of RMB218,522 and RMB182,877 (US$26,340) as of December 31, 2015 and 2016, respectively)	23	293,212	274,700	39,565
Deferred government grants (including deferred government grants of the Consolidated VIEs without recourse to the primary beneficiaries of RMB31,288 and RMB25,886 (US$3,728) as of December 31, 2015 and 2016, respectively)	18	31,288	25,886	3,728
Mandatorily redeemable noncontrolling interests (including mandatorily redeemable noncontrolling interests of the Consolidated VIEs without recourse to the primary beneficiaries of RMB100,000 and nil as of December 31, 2015 and 2016, respectively)	1(c)	100,000	—	—

Total non-current liabilities		3,202,087	1,196,650	172,353

Total liabilities		6,023,106	5,570,507	802,320

Commitments and contingencies	31
Redeemable noncontrolling interests	29	790,229	700,000	100,821

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

	Note	As of December 31,
		2015	2016
		RMB	RMB	US$
Shareholders’ equity:
Class A Ordinary shares (par value of US$0.00001 per share; 1,200,000,000 and 1,200,000,000 shares authorized; 458,916,346 and 505,207,968 shares issued and outstanding as of December 31, 2015 and 2016, respectively)	28	30	33	4
Class B Ordinary Shares (par value of US$0.00001 per share; 300,000,000 and 300,000,000 shares authorized; 63,596,248 and 174,649,638 shares issued and outstanding as of December 31, 2015 and 2016, respectively)	28	4	12	2
Additional paid-in capital		6,403,117	9,015,846	1,298,551
Accumulated other comprehensive (loss) income	20	(24,236)	118,290	17,037
Statutory reserves		63,174	64,622	9,308
Accumulated deficit		(2,233,985)	(2,869,031)	(413,226)
Treasury stock	19	(193,142)	(204,557)	(29,462)

Total 21Vianet Group, Inc. shareholders’ equity		4,014,962	6,125,215	882,214

Noncontrolling interest		19,413	25,802	3,716

Total shareholders’ equity		4,034,375	6,151,017	885,930

Total liabilities, redeemable noncontrolling interests and shareholders’ equity		10,847,710	12,421,524	1,789,071

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) , except for number of shares and per share data)

		For the years ended December 31,
	Note	2014	2015	2016
		RMB	RMB	RMB	US$
Net revenues
Hosting and related services		1,505,233	2,369,223	2,668,655	384,366
Managed network services		1,371,214	1,265,149	973,119	140,159

Total net revenues		2,876,447	3,634,372	3,641,774	524,525

Cost of revenues		(2,066,304)	(2,780,614)	(2,929,638)	(421,956)

Gross profit		810,143	853,758	712,136	102,569

Operating income (expenses)
Operating income		—	8,569	6,783	977
Sales and marketing expenses		(287,229)	(359,460)	(352,926)	(50,832)
Research and development expenses		(121,676)	(142,835)	(149,337)	(21,509)
General and administrative expenses		(483,396)	(568,741)	(639,648)	(92,128)
Allowance for doubtful debt		(9,913)	(32,199)	(117,564)	(16,933)
Changes in the fair value of contingent purchase consideration payables		(22,629)	(43,325)	93,307	13,439
Impairment of long-lived assets		—	—	(392,947)	(56,596)

Total operating income (expenses)		(924,843)	(1,137,991)	(1,552,332)	(223,582)

Operating loss		(114,700)	(284,233)	(840,196)	(121,013)

Interest income		67,904	53,494	21,078	3,036
Interest expense		(232,020)	(274,184)	(198,589)	(28,603)
Loss on debt extinguishment	17	(41,581)	—	(29,841)	(4,298)
Other income		26,560	30,430	28,922	4,166
Other expense		(1,040)	(3,701)	(16,449)	(2,369)
Foreign exchange (loss) gain		(16,256)	72,394	56,341	8,115

Loss before income taxes and (loss) gain from equity method investments		(311,133)	(405,800)	(978,734)	(140,966)
Income tax (expense) benefits	23	(16,673)	(47,830)	11,160	1,607
(Loss) gain from equity method investments		(671)	52,355	35,652	5,135

Net loss		(328,477)	(401,275)	(931,922)	(134,224)

Net (income) loss attributable to noncontrolling interest		(20,003)	(26,824)	298,324	42,968

Net loss attributable to the Company’s ordinary shareholders		(348,480)	(428,099)	(633,598)	(91,256)

Loss per share:
Basic	27	RMB (0.89)	RMB (0.85)	RMB (1.37)	RMB (0.20)

Diluted	27	RMB (0.89)	RMB (0.85)	RMB (1.37)	RMB (0.20)

Shares used in loss per share computation:
Basic	27	401,335,788	492,065,239	617,169,833	617,169,833
Diluted	27	401,335,788	492,065,239	617,169,833	617,169,833

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For the years ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
Net loss	(328,477)	(401,275)	(931,922)	(134,224)

Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments, net of tax of nil	16,835	41,518	142,526	20,528

Other comprehensive income, net of tax of nil	16,835	41,518	142,526	20,528

Comprehensive loss	(311,642)	(359,757)	(789,396)	(113,696)

Comprehensive (income) loss attributable to noncontrolling interest	(20,003)	(26,824)	298,324	42,968

Comprehensive loss attributable to the Company’s ordinary shareholders	(331,645)	(386,581)	(491,072)	(70,728)

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For the years ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(328,477)	(401,275)	(931,922)	(134,224)
Adjustments to reconcile net loss to net cash generated from operating activities:
Foreign exchange loss (gain)	16,256	(72,394)	(56,341)	(8,115)
Changes in the fair value of contingent purchase consideration payables	22,629	43,325	(93,307)	(13,439)
Depreciation of property and equipment	278,986	402,035	480,105	69,150
Amortization of intangible assets	127,669	184,147	183,964	26,496
(Gain) loss on disposal of property and equipment and intangible assets	(2,659)	106	12,101	1,743
Allowance for doubtful debt	9,913	32,199	117,564	16,933
Stock based compensation expense	233,735	190,027	118,729	17,101
Deferred income tax benefits	(28,728)	(20,262)	(65,932)	(9,496)
Loss (gain) from equity method investments	671	(52,355)	(35,652)	(5,135)
Loss on debt extinguishment	41,581	—	29,841	4,298
Gain from cost method investments	—	—	(5,160)	(743)
Impairment of long-lived assets	—	—	392,947	56,596

Changes in operating assets and liabilities, net of effects of acquisitions:
Restricted cash	(47,175)	(83,913)	34,561	4,978
Accounts and notes receivable	(81,744)	15,086	(40,988)	(5,903)
Inventories	(2,341)	(3,480)	9,108	1,312
Prepaid expenses and other current assets	(103,314)	(278,229)	(148,776)	(21,430)
Amounts due from related parties	(1,757)	(17,927)	(16,958)	(2,442)
Accounts and notes payables	121,698	96,548	46,947	6,762
Unrecognized tax benefits (expense)	1,894	(5,961)	14,197	2,045
Accrued expenses and other payables	(46,945)	92,692	82,216	11,841
Deferred revenue	(10,643)	(10,845)	(28,086)	(4,045)
Advances from customers	97,133	88,121	15,597	2,246
Income taxes payable	8,946	14,946	(28,060)	(4,041)
Deferred government grants	13,409	4,048	(6,627)	(954)
Amounts due to related parties	4,628	195	3,552	512

Net cash generated from operating activities	325,365	216,834	83,620	12,046

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For the years ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(800,510)	(1,052,271)	(574,501)	(82,745)
Assets acquisition of BJ Yichengtaihe	(137,445)	—	—	—
Purchases of intangible assets	(58,201)	(47,513)	(37,999)	(5,473)
Proceeds from disposal of property and equipment	16,638	1,702	51	7
Payments for short-term investments	(152,143)	(1,675,157)	(285,127)	(41,067)
Loans to related parties	(118,626)	—	—	—
Loans to third parties	(198,422)	(73,472)	—	—
Receipt of loan to a related party	38,999	—	—	—
Receipt of loan to a third party	50,000	—	43,279	6,233
Proceeds received from maturity of short-term investments	442,998	2,496,826	112,300	16,175
Proceeds from disposal of long-term investments	—	—	11,269	1,623
Payments for business acquisitions, net of cash acquired (Note 4)	(1,308,221)	—	—	—
Payments for long-term investments	(36,864)	(20,245)	(48,701)	(7,014)
Payments for available-for-sale investments	—	—	(5,324)	(767)
Payments for assets acquisition, net of cash acquired (Note 4)	—	—	(56,264)	(8,104)

Net cash used in investing activities	(2,261,797)	(370,130)	(841,017)	(121,132)

CASH FLOWS FROM FINANCING ACTIVITIES
Restricted cash	81,151	50,332	(1,699,411)	(244,766)
Proceeds from exercise of stock options	2,981	7,344	4,510	650
Proceeds from issuance of ordinary shares	—	1,808,498	2,548,695	367,088
Prepayments for consideration in relation to acquisitions	(4,870)	(19,310)	(2,617)	(377)
Repurchase of 2016 bonds (Note 17)	(760,607)	—	—	—
Repayment of 2016 bonds (Note 17)	—	—	(264,300)	(38,067)
Repurchase of 2017 bonds (Note 17)	—	—	(1,596,335)	(229,920)
Proceeds from issuance of bonds, net	1,980,640	—	—	—
Proceeds from long-term bank borrowings	48,076	85,213	214,620	30,912
Proceeds from short-term bank borrowings	362,928	300,000	1,725,676	248,549
Repayment of long-term bank borrowings	(195,785)	(960,317)	(49,320)	(7,104)
Repayment of short-term bank borrowings	(380,418)	(184,181)	(318,000)	(45,802)
Payments for purchase of noncontrolling interest/mandatorily redeemable noncontrolling interests	—	(8,000)	(100,000)	(14,403)
Payments for acquisition of property and equipment through capital leases	(31,983)	(81,547)	(23, 638)	(3,405)
Advance of loan from a third party	150,000	—	—	—
Repayment of loan from a third party	(50,000)	—	—	—
Proceeds from sales and leaseback transactions	164,000	130,000	—	—
Rental prepayment and deposits for sales and leaseback transactions	(30,716)	(13,000)	(152,715)	(21,996)
Contribution from noncontrolling interest in a subsidiary	—	—	4,000	576
Prepayment for future share repurchase plan	—	—	(39,028)	(5,621)
Payments for share repurchase plan	(213,665)	—	(42,665)	(6,145)

Net cash generated from financing activities	1,121,732	1,115,032	209,472	30,169

Effect of foreign exchange rate changes on cash and cash equivalents	259	78,903	160,289	23,086
Net (decrease) increase in cash and cash equivalents	(814,441)	1,040,639	(387,636)	(55,831)
Cash and cash equivalents at beginning of year	1,458,856	644,415	1,685,054	242,698

Cash and cash equivalents at end of year	644,415	1,685,054	1,297,418	186,867

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For the years ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
Supplemental disclosures of cash flow information:
Income taxes paid	(32,750)	(62,815)	(50,349)	(7,252)
Interest paid	(229,348)	(242,713)	(155,679)	(22,422)
Interest received	83,376	61,490	19,886	2,864

Supplemental disclosures of non-cash activities:
Purchase of property and equipment through capital leases	231,879	135,940	60,788	8,755
Purchase of property and equipment included in accrued expenses and other payables, notes payable, and amounts due to related parties	125,682	(94,782)	(51,669)	(7,442)
Purchase of intangible assets included in accrued expenses and other payables	(4,946)	(1,392)	(1,310)	(189)
Contingent consideration related to the acquisitions included in amount due to related parties	370,752	(174,761)	(306,126)	(44,091)

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

	Note	Number of ordinary shares	Treasury Stock	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive (loss) income	Statutory reserves	Accumulated deficit	Total 21Vianet Group, Inc. shareholders’ equity	Noncontrolling interest	Total shareholders’ equity
Balance as of January 1, 2014		398,226,535	(8,917)	26	3,944,764	(82,589)	35,178	(1,429,410)	2,459,052	16,249	2,475,301
Consolidated net loss		—	—	—	—	—	—	(348,480)	(348,480)	2,187	(346,293)
Contribution by noncontrolling interest through acquisition		—	—	—	—	—	—	—	—	5,597	5,597
Foreign exchange difference		—	—	—	—	16,950	—	—	16,950	—	16,950
Issuance of new shares	28	6,350,610	—	—	—	—	—	—	—	—	—
Settlement of post-acquisition compensation expense by treasury stock		456,288	8,917	—	(8,802)	(115)	—	—	—	—	—
Share based compensation		—	—	—	110,449	—	—	—	110,449	—	110,449
Post-compensation by treasury stock		—	—	—	117,207	—	—	—	117,207	—	117,207
Reclassification of contingent consideration payable upon resolution of contingencies		—	—	—	66,280	—	—	—	66,280	—	66,280
Appropriation of statutory reserves	26	—	—	—	—	—	17,085	(17,085)	—	—	—
Increase in accretion of redeemable noncontrolling interests	29	—	—	—	(7,850)	—	—	—	(7,850)	—	(7,850)
Share repurchase	19	(9,318,510)	(213,665)	—	—	—	—	—	(213,665)	—	(213,665)
Share options exercised	22	1,828,910	—	—	2,981	—	—	—	2,981	—	2,981
Restricted share units vested		4,065,420	—	—	—	—	—	—	—	—	—
Settlement of share options with shares held by depository bank		(5,374,944)	—	—	—	—	—	—	—	—	—

Balance as of December 31, 2014		396,234,309	(213,665)	26	4,225,029	(65,754)	52,263	(1,794,975)	2,202,924	24,033	2,226,957

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

	Note	Number of ordinary shares	Treasury Stock	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive (loss) income	Statutory reserves	Accumulated deficit	Total 21Vianet Group, Inc. shareholders’ equity	Noncontrolling interest	Total shareholders’ equity
Balance as of January 1, 2015		396,234,309	(213,665)	26	4,225,029	(65,754)	52,263	(1,794,975)	2,202,924	24,033	2,226,957
Consolidated net loss		—	—	—	—	—	—	(428,099)	(428,099)	2,451	(425,648)
Contribution by noncontrolling interest through acquisition		—	—	—	(1,963)	—	—	—	(1,963)	(6,037)	(8,000)
Foreign exchange difference		—	—	—	—	41,518	—	—	41,518	—	41,518
Issuance of new shares for stock consideration settlement	28	13,098,599	—	1	(1)	—	—	—	—	—	—
Issuance of new shares for Esta Investment Pte Ltd./King Venture Holdings Limited/Xiaomi Ventures Limited	28	98,672,082	—	7	1,808,491	—	—	—	1,808,498	—	1,808,498
Issuance of new shares for share option exercise and restricted share units vested		6,429,372	—	—	2,105	—	—	—	2,105	—	2,105
Settlement of stock consideration settlement by treasury stock	19	878,232	20,523	—	(20,523)	—	—	—	—	—	—
Share based compensation		—	—	—	162,346		—	—	162,346	—	162,346
Share issued to depository bank	27	7,200,000	—	—	—	—	—	—	—	—	—
Reclassification of contingent consideration payable upon resolution of contingencies		—	—	—	214,543	—	—	—	214,543	—	214,543
Appropriation of statutory reserves	26	—	—	—	—	—	10,911	(10,911)	—	—	—
Appropriation of dividend		—	—	—	—	—	—	—	—	(1,034)	(1,034)
Decrease in accretion of redeemable noncontrolling interests	29	—	—	—	7,850	—	—	—	7,850	—	7,850
Share options exercised	22	2,454,420	—	—	5,240	—	—	—	5,240	—	5,240
Restricted share units vested		4,462,098	—	—	—	—	—	—	—	—	—
Settlement of share options with shares held by depository bank		(6,916,518)	—	—	—	—	—	—	—	—	—

Balance as of December 31, 2015		522,512,594	(193,142)	34	6,403,117	(24,236)	63,174	(2,233,985)	4,014,962	19,413	4,034,375

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

	Note	Number of ordinary shares	Treasury Stock	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive (loss) income	Statutory reserves	Accumulated deficit	Total 21Vianet Group, Inc. shareholders’ equity	Noncontrolling interest	Total shareholders’ equity
Balance as of January 1, 2016		522,512,594	(193,142)	34	6,403,117	(24,236)	63,174	(2,233,985)	4,014,962	19,413	4,034,375
Consolidated net loss		—	—	—	—	—	—	(633,598)	(633,598)	2,389	(631,209)
Contribution from noncontrolling interest in a subsidiary		—	—	—	—	—	—	—	—	4,000	4,000
Foreign exchange difference		—	—	—	—	142,526	—	—	142,526	—	142,526
Issuance of new shares for stock consideration settlement	28	10,087,476	—	1	(1)	—	—	—	—	—	—
Issuance of new shares for Tuspark Innovation Venture Limited	28	143,050,264	—	10	2,548,685	—	—	—	2,548,695	—	2,548,695
Issuance of new shares for share option exercise and restricted share units vested		3,261,456	—	—	1,119	—	—	—	1,119	—	1,119
Settlement of stock consideration settlement by treasury stock	19	1,338,966	31,250	—	(30,714)	—	—	—	536	—	536
Share based compensation		—	—	—	90,734		—	—	90,734	—	90,734
Share issued to depository bank	27	4,500,000	—	—	—	—	—	—	—	—	—
Reclassification of contingent consideration payable upon resolution of contingencies		—	—	—	210,000	—	—	—	210,000	—	210,000
Appropriation of statutory reserves	26	—	—	—	—	—	1,448	(1,448)	—	—	—
Increase in accretion of redeemable noncontrolling interests	29	—	—	—	(210,485)	—	—	—	(210,485)	—	(210,485)
Share repurchase		(4,893,150)	(42,665)	—	—	—	—	—	(42,665)	—	(42,665)
Share options exercised	22	921,594	—	—	3,391	—	—	—	3,391	—	3,391
Restricted share units vested		6,957,984	—	—	—	—	—	—	—	—	—
Settlement of share options with shares held by depository bank		(7,879,578)	—	—	—	—	—	—	—	—	—

Balance as of December 31, 2016		679,857,606	(204,557)	45	9,015,846	118,290	64,622	(2,869,031)	6,125,215	25,802	6,151,017

Balance as of December 31, 2016 US$		679,857,606	(29,462)	6	1,298,551	17,037	9,308	(413,226)	882,214	3,716	885,930

The accompanying notes are an integral part of these consolidated financial statement

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

(a)	As of December 31, 2016, the significant subsidiaries of the Company and consolidated variable interest entities are as follows:

Entity	Date of incorporation/ Acquisition	Place of incorporation	Percentage of direct ownership by the Company	Principal activities
			Direct
Subsidiaries:
21ViaNet Group Limited (“21Vianet HK”)	May 25, 2007	Hong Kong	100%	Investment holding
21ViaNet Data Center Co., Ltd. (“21Vianet China”) (1)	June 12, 2000	PRC	100%	Provision of technical and consultation services and rental of long-lived assets
Fastweb International Holdings (“Fastweb Holdings”) (5)	September 9, 2012	Cayman Islands	100%	Investment holding
Hong Kong Fastweb Holdings Co., Limited (“Fastweb HK”) (5)	September 9, 2012	Hong Kong	100%	Investment holding
Beijing Fastweb Technology Co., Ltd. (“Fastweb Technology”) (1) / (5)	September 9, 2012	PRC	100%	Dormant company
21Vianet (Foshan) Technology Co., Ltd. (“FS Technology”) (1)	December 20, 2011	PRC	100%	Trading of network equipment, provision of technical and internet data center services
21Vianet Anhui Suzhou Technology Co., Ltd. (“SZ Technology”) (1)	November 16, 2011	PRC	100%	Trading of network equipment
21Vianet Xi’an Holding Limited (“21V Xi’an Holding”) (4)	July 5, 2012	British Virgin Islands	100%	Investment holding
21Vianet (Xi’an) Technology Co., Ltd. (“Xi’an Tech”) (1) /(4)	July 5, 2012	PRC	100%	Provision of technical and internet data center
21Vianet Hangzhou Information Technology Co., Ltd. (“HZ Technology”) (1)	March 4, 2013	PRC	100%	Provision of internet data center services
21Vianet Mobile Limited (“21V Mobile”) (7)	April 30, 2013	Hong Kong	100%	Investment holding
Joytone Infotech Co., Ltd. (“SZ Zhuoaiyi”) (1) / (7)	April 30, 2013	PRC	100%	Provision of technical and consultation services
21Vianet Ventures Limited (“Ventures”)	March 6, 2014	Hong Kong	100%	Investment holding
WiFire Group Inc. (“WiFire Group”)	March 7, 2014	British Virgin Islands	100%	Investment holding

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

1.	ORGANIZATION (CONTINUED)

Entity	Date of incorporation/ Acquisition	Place of incorporation	Percentage of direct ownership by the Company	Principal activities
			Direct
Abitcool (China) Broadband Inc. (“aBitCool DG”) (1)	June 13, 2014	PRC	100%	Dormant company
Diyixian.com Limited (“DYX”) (9)	August 10, 2014	Hong Kong	100%	Provision of virtual private network services
Dermot Holding Limited (“Dermot BVI”) (9)	August 8, 2014	British Virgin Islands	100%	Investment holding
21Vianet Zhuhai Financial Leasing Co., Ltd. (“Zhuhai Financial Leasing”) (1)	April 9, 2015	PRC	100%	Provision of financial leasing business services
Foshan Zhuoyi Intelligence Date Co., Ltd. (“FS Zhuoyi”)”) (1) /(11)	July 7, 2016	PRC	100%	Dormant company

Variable Interest Entities (the “VIEs”):
Beijing Yiyun Network Technology Co., Ltd. (formerly known as Beijing aBitCool Network Technology Co., Ltd.) (“21Vianet Technology”) (1) /(2)	October 22, 2002	PRC	—	Provision of internet data center and managed network services
Beijing iJoy Information Technology Co., Ltd. (“BJ iJoy”) (1) / (2)/ (7)	April 30, 2013	PRC	—	Provision of internet data center, content delivery network services
WiFire Network Technology (Beijing) Co., Ltd. (formerly known as aBitCool Small Micro Network Technology (BJ) Co., Ltd.) (“WiFire Network”) (1) / (2)	April 1, 2014	PRC	—	Provision of telecommunication services

Held directly by BJ iJoy:
Shanghai iJoy Information Technology Co., Ltd. (“SH iJoy”) (1) / (2)/ (7)	May 30, 2013	PRC	—	Provision of internet data center, content delivery network services

Held directly by 21Vianet Technology:
Beijing 21Vianet Broad Band Data Center Co., Ltd. (“21Vianet Beijing”) (1) / (2)	March 15, 2006	PRC	—	Provision of internet data center and managed network services

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

1.	ORGANIZATION (CONTINUED)

Entity	Date of incorporation/ Acquisition	Place of incorporation	Percentage of direct ownership by the Company	Principal activities
Direct
Held directly by 21Vianet Beijing:
21Vianet (Xi’an) Information Outsourcing Industry Park Services Co., Ltd. (“Xi’an Sub”) (1) / (2)	June 23, 2008	PRC	—	Provision of internet data center services
Beijing Chengyishidai Network Technology Co., Ltd. (“CYSD”) (1) / (2) / (3)	September 30, 2010	PRC	—	Provision of managed network services
Zhiboxintong (Beijing) Network Technology Co., Ltd. (“ZBXT”) (1) / (2) / (3)	September 30, 2010	PRC	—	Provision of managed network services
Guangzhou Gehua Network Technology and Development Co., Ltd. (“Gehua”) (1) / (2)	October 8, 2011	PRC	—	Provision of managed network services
Langfang Xunchi Computer Data Processing Co., Ltd. (“LF Xunchi”) (1) / (2)	December 19, 2011	PRC	—	Dormant company
Beijing Fastweb Network Technology Co., Ltd. (“BJ Fastweb”) (1) / (2) / (5)	September 9, 2012	PRC	—	Provision of internet data center and internet content delivery network services
Shanghai Blue Cloud Technology Co., Ltd. (“SH Blue Cloud”) (1) / (2)	March 21, 2013	PRC	—	Provision of Office 365 and Windows Azure platform services
WiFire (Beijing) Technology Co., Ltd. (formerly known as Beijing Tianwang Online Communication Technology Co., Ltd.) (“WiFire BJ”) (1) / (2) / (6)	February 28, 2013	PRC	—	Provision of managed network services and virtual private network services
Beijing Yilong Xinda Technology Co., Ltd. (“BJ Yilong”) (1) / (2) / (6)	February 28, 2013	PRC	—	Provision of managed network services and virtual private network services
Beijing Yichengtaihe Investment Co., Ltd. (“BJ Yichengtaihe”) (1)/ (2)/ (10)	September 30, 2014	PRC	—	Dormant Company

Held directly by LF Xunchi:
Sichuan Aipu Network Co., Ltd. (“SC Aipu”) (1) / (2) / (8)	May 31, 2014	PRC	—	Provision of community network services and business network services

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

1.	ORGANIZATION (CONTINUED)

Entity	Date of incorporation/ Acquisition	Place of incorporation	Percentage of direct ownership by the Company	Principal activities
			Direct
Held directly by DYX:
DYXnet Limited (“DYX net”) (9)	August 10, 2014	Hong Kong	100%	Dormant Company

Held directly by DYX and LF Xunchi:
Shenzhen Diyixian Telecommunication Co., Ltd. (“SZ DYX”) (1)/ (9)	August 10, 2014	PRC	50%	Provision of virtual private network services

(1)	Collectively, the “PRC Subsidiaries”.
(2)	Collectively, the “Consolidated VIEs”.
(3)	On September 30, 2010, the Company through its subsidiary, 21Vianet Beijing acquired CYSD, ZBXT and its subsidiaries (collectively, the “Managed Network Entities”).
(4)	On July 5, 2012, the Company through its wholly-owned subsidiary, 21Vianet HK, acquired 100% equity interests in 21V Xi’an Holding and its subsidiaries (collectively referred to as “21V Xi’an”).
(5)	On September 9, 2012, the Company and its subsidiary, 21Vianet Beijing, acquired 100% equity interest in Fastweb Holding and its subsidiaries (collectively referred to as “Fastweb”).
(6)	On February 28, 2013, the Company through its wholly-owned subsidiary, 21Vianet Beijing, acquired 100% equity interests in WiFire BJ and BJ Yilong. (collectively referred to as “WiFire BJ and Yilong”).
(7)	On April 30, 2013, the Company acquired 100% equity interest in 21V Mobile and its subsidiaries (collectively referred to as “iJoy”).
(8)	On May 31, 2014, the Company and its subsidiary, Langfang Xunchi Computer Data Processing Co., Ltd. (“LF Xunchi”), acquired 50% equity interest in SC Aipu and its subsidiaries (collectively referred to as “Aipu Group”) (Note 4).
(9)	On August 10, 2014, the Company and its subsidiary, LF Xunchi, acquired 100% equity interest Dermot BVI and its subsidiaries (collectively referred to as “Dermot Entities”) (Note 4).
(10)	On September 30, 2014, the Company through its subsidiary, 21Vianet Beijing acquired 100% equity interest in the entity, which was accounted for an assets acquisition (Note 4).
(11)	On July 7, 2016, the Company through its subsidiary, 21Vianet HK acquired 100% equity interest in the entity, which was accounted for an assets acquisition (Note 4).

(b)	PRC laws and regulations prohibit foreign ownership of internet and telecommunications-related businesses. To comply with these foreign ownership restrictions, the Group conducts its businesses in the PRC through its VIEs using contractual agreements (the “VIE Agreements”). The equity interests of 21Vianet Technology are legally held by certain PRC individuals, including Chen Sheng, the Executive Chairman of Board of Directors of the Company and Zhang Jun (collectively the “Nominee Shareholders”). The following is a summary of the key terms of the VIE Agreements:

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

party, an exclusive irrevocable option to purchase all or part of the equity interests held by the Nominee Shareholders in 21Vianet Technology, when and to the extent permitted under the PRC laws, at an amount equal to RMB1. 21Vianet Technology cannot declare any profit distributions or grant loans in any form without the prior written consent of 21Vianet China. The Nominee Shareholders must remit in full any funds received from 21Vianet Technology to 21Vianet China, in the event any distributions are made by 21Vianet Technology. The term of this agreement is 10 years, expiring on December 18, 2016, which is renewable at the sole discretion of 21Vianet China. On December 19, 2016, this agreement was renewed for another 10 years, expiring on December 18, 2026.

Exclusive technical consulting and service agreement

Pursuant to the exclusive technical consulting and service agreement entered into between 21Vianet China and 21Vianet Technology, 21Vianet China is to provide exclusive management consulting services and internet technical services in return for fees based on of a predetermined hourly rate of RMB1, which is adjustable at the sole discretion of 21Vianet China. The term of this agreement is 10 years, expiring on December 18, 2016, which is renewable at the sole discretion of 21Vianet China. On December 19, 2016, this agreement was renewed for another 10 years, expiring on December 18, 2026.

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

In the opinion of the Company’s management and PRC counsel, (i) the ownership structure of the VIEs is in compliance with applicable PRC laws and regulations in any material respect, and (ii) each of the VIE Agreements is valid, legally binding and enforceable to each party of such agreements under the existing PRC laws and will not violate any PRC laws or regulations currently in effect.

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

then fair value of the NCI and the initial investment cost of RMB100,000, with the resulting change in that amount from the initial value as an interest expense. As of December 31, 2016, such mandatorily redeemable NCI has been fully repaid.

(d)	VIE disclosures

Except for certain property with carrying amounts of RMB335,491 (US$48,321) that were pledged to secure banking borrowings granted to the Company (Note 14), there were no pledges or collateralization of the Consolidated VIEs’ assets. Creditors of the Consolidated VIEs have no recourse to the general credit of the primary beneficiaries of the Consolidated VIEs, and such amounts have been parenthetically presented on the face of the consolidated balance sheets. The Consolidated VIEs operate the data centers and own facilities including data center buildings, leasehold improvements, fiber optic cables, computers and network equipment, which are recognized in the Company’s consolidated financial statements. They also hold certain value-added technology licenses, registered copyrights, trademarks and registered domain names, including the official website, which are also considered as revenue-producing assets. However, none of such assets was recorded on the Company’s consolidated balance sheets as such assets were all acquired or internally developed with insignificant cost and expensed as incurred. In addition, the Company also hires data center operation and marketing workforce for its daily operations and such costs are expensed when incurred. The Company has not provided any financial or other support that it was not previously contractually required to provide to the Consolidated VIEs during the periods presented.

(e)	Variable interests in a VIE

As at December 31, 2016, the Company held variable interest in an entity that does not have sufficient equity at risk where the Company is not the VIE’s primary beneficiary to consolidate the VIE. The Company’s maximum exposure to such an arrangement is RMB56,713.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

1.	ORGANIZATION (CONTINUED)

The following tables represent the financial information of the Consolidated VIEs as of December 31, 2015 and 2016 and for the years ended December 31, 2014, 2015 and 2016 before eliminating the intercompany balances and transactions between the Consolidated VIEs and other entities within the Group:

	As of December 31,
	2015	2016
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	391,182	239,874	34,549
Restricted cash	135,875	68,709	9,896
Accounts receivable (net of allowance for doubtful debt of RMB39,010 and RMB80,313 (US$11,567) as of December 31, 2015 and 2016, respectively)	630,582	555,509	80,010
Inventories	13,115	4,320	622
Short-term investments	102,300	—	—
Prepaid expenses and other current assets	548,061	636,776	91,715
Deferred tax assets	29,029	40,751	5,869
Amounts due from related parties	55,503	82,350	11,861

Total current assets	1,905,647	1,628,289	234,522

Non-current assets:
Property and equipment, net	2,226,653	2,501,578	360,302
Intangible assets, net	810,171	555,649	80,030
Land use rights, net	64,682	76,044	10,953
Goodwill	1,146,570	1,146,570	165,140
Deferred tax assets	44,688	56,312	8,111
Other non-current assets	153,772	112,822	16,250
Long-term investments	164,454	266,748	38,420

Total non-current assets	4,610,990	4,715,723	679,206

Total assets	6,516,637	6,344,012	913,728

Current liabilities:
Short-term bank borrowings	276,000	183,676	26,455
Accounts and notes payable	416,850	441,847	63,639
Accrued expenses and other payables	435,912	525,613	75,704
Advance from customers	185,800	201,397	29,007
Income tax payable	43,949	25,466	3,668
Deferred revenue	332,091	311,191	44,821
Amount due to inter-companies (1)	890,988	1,221,897	175,990
Amount due to related parties (2)	48,762	53,295	7,676
Current portion of capital lease obligation	123,694	203,394	29,295
Current portion of long-term bank borrowings	12,422	12,564	1,810
Deferred government grants	6,332	5,107	736

Total current liabilities	2,772,800	3,185,447	458,801

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

1.	ORGANIZATION (CONTINUED)

	As of December 31,
	2015	2016
	RMB	RMB	US$
Non-current liabilities:
Amount due to inter-companies	1,080,118	1,052,734	151,625
Long-term bank borrowings	27,534	219,055	31,550
Non-current portion of capital lease obligations	543,503	581,568	83,763
Unrecognized tax benefits	11,098	24,153	3,479
Deferred tax liabilities	218,522	182,877	26,340
Deferred government grants	31,288	25,886	3,728
Deferred revenue	68,535	62,531	9,006
Mandatorily redeemable noncontrolling interests	100,000	—	—

Total non-current liabilities	2,080,598	2,148,804	309,491

Total liabilities	4,853,398	5,334,251	768,292

	For the Years Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
Net revenues	2,695,021	3,066,090	2,938,319	423,206
Net profit (loss)	175,521	(35,811)	(674,685)	(97,175)

	For the Years Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
Net cash provided by operating activities	434,865	270,358	141,364	20,361
Net cash (used in) provided by investing activities	(808,117)	105,635	(470,955)	(67,832)
Net cash provided by (used in) financing activities	480,045	(354,408)	178,283	25,678
Net increase (decrease) in cash and cash equivalents	106,793	21,585	(151,308)	(21,793)

(1)	Amount due to inter-companies consist of intercompany payables to the other companies within the Group for the purchase of telecommunication resources and fixed assets on behalf of the Consolidated VIEs. The Consolidated VIEs had intercompany payables of RMB34,603 and RMB33,792 (US$4,867) to 21Vianet China for accrued service fees as of December 31, 2015 and 2016, respectively. Service fees paid by the Consolidated VIEs to 21Vianet China and were nil, RMB35,292 and nil for the years ended December 31, 2014, 2015 and 2016, respectively.
(2)	Information with respect to related parties is discussed in Note 24.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

(b)	Principles of consolidation

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

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant estimates and assumptions reflected in the Company’s financial statements include, but are not limited to, estimating the useful lives of long-lived assets, assessing the initial valuation of the assets acquired and liabilities assumed in a business combination and assets acquisition and the subsequent impairment assessment of long-lived assets and related goodwill, accounting for investments and the subsequent impairment assessment, determining the provision for accounts and other receivable, accounting for deferred income taxes, accounting for share-based compensation arrangements, accounting for mandatorily redeemable noncontrolling interests and redeemable noncontrolling interests and accounting for capital lease. The valuation of and accounting for the Company’s purchase consideration (Note 4) also requires significant estimates and judgments provided by management. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

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

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.9430 on December 30, 2016 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

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

Investments not classified as trading or as held-to-maturity are classified as available-for-sale securities. Available-for-sale investments are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive loss. Realized gains or losses are included in earnings during the period in which the gain or loss is realized. An impairment loss on the available-for-sale securities would be recognized in earnings when the decline in value is determined to be other-than-temporary.

No impairment loss had been recorded during each of the three years ended December 31, 2014, 2015 and 2016.

(i)	Accounts receivable and allowance for doubtful debt

Accounts receivable are carried at net realizable value. An allowance for doubtful debt is recorded in the period when loss is probable based on an assessment of specific evidence indicating troubled collection, historical experience, accounts aging and other factors. An accounts receivable is written off after all collection effort has ceased.

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

The Company has capitalized certain internal use software development costs in accordance with ASC Subtopic 350-40 (“ASC 350-40”), Intangibles-Goodwill and Other: Internal-Use Software, amounting to RMB7,199, RMB23,780 and RMB12,781 (US$1,841) for the years ended December 31, 2014, 2015 and 2016, respectively. The Company capitalizes certain costs relating to software acquired, developed, or modified solely to meet the Company’s internal requirements and for which there are no substantive plans to market the software. These costs mainly include the consulting and service fees paid to a third-party developer that are directly associated with the internal-use software projects during the application development stage and the research staff costs directly associated with the internal-develop software projects during the application development stage. Capitalized internal-use software costs are included in “intangible assets, net”. The amortization expense for capitalized software costs amounted to RMB8,333, RMB5,772 and RMB394 (US$57) for the years ended December 31, 2014, 2015 and 2016, respectively. The unamortized amount of capitalized internal use software development costs was RMB27,619 and RMB40,006 (US$5,762) as of December 31, 2015 and 2016, respectively.

Intangible assets have weighted average useful lives from the date of purchase as follows:

Purchased software	3.4 years
Radio spectrum license	15 years
Network use right	20 years
Contract backlog*	5.2 years
Customer relationships*	9.5 years
Supplier relationships*	8.9 years
Licenses*	15 years
Trade Name*	15.1 years
Platform software*	5 years
Non-compete agreement*	5.1 years
Internally use software	7 years
Property management relationship*	9 years

*	Acquired in the acquisitions of subsidiaries.

(m)	Land use rights

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

Investments in equity investees represent investments in entities in which the Company can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC 323-10, Investments-Equity Method and Joint Ventures: Overall. The Company applies the equity method of accounting that is consistent with ASC 323-10 in limited partnerships in which the Company holds a three percent or greater interest. Under the equity method, the Company initially records its investment at cost and prospectively recognizes its proportionate share of each equity investee’s net profit or loss into its consolidated statements of operations. The difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill included in equity method investments on the consolidated balance sheets. The Company evaluates its equity method investments for impairment under ASC 323-10. An impairment loss on the equity method investments is recognized in the consolidated statements of operations when the decline in value is determined to be other-than-temporary.

No impairment loss had been recorded during each of the three years ended December 31, 2014, 2015 and 2016.

(o)	Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. The Company’s goodwill as of December 31, 2015 and 2016 were mainly related to its acquisitions of the Managed Network Entities, Fastweb, iJoy, Aipu Group and Dermot Entities. In accordance with ASC 350, Goodwill and Other Intangible Assets, recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present. The Company has adopted Accounting Standards Update No. 2011-08 (“ASU 2011-08”), Intangibles – Goodwill and Others, pursuant to which the Company can elect to perform a qualitative assessment to determine whether the two-step impairment testing on goodwill is necessary. The performance of the impairment test in accordance to ASC 350 involves a two-step process. The first step of the impairment test involves comparing the fair value of the reporting unit with its carrying amount, including goodwill. Fair value is primarily determined by computing the future discounted cash flows expected to be generated by the reporting unit. If the reporting unit’s carrying value exceeds its fair value, goodwill may be impaired. If this occurs, the Company performs the second step of the goodwill impairment test to determine the amount of impairment loss.

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

In accordance with ASC 350, the Company assigned and assessed goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. As of December 31, 2015, the Company had one single reporting unit which is also its only operating segment. Goodwill that has arisen as a result of the acquisitions of subsidiaries was assigned to this reporting unit. Immediately upon the change in segment reporting in 2016, there were two reporting units consisting of two service lines namely Hosting and related services and Managed network services. The goodwill was reassigned to the two reporting units using a relative fair value allocation approach.

In 2016, the Company elected to assess goodwill for impairment using the two-step process. As of October 1, 2016, the Company completed its annual impairment test for goodwill that has arisen out of its acquisitions. The Company determined the fair value of the reporting unit using the income approach based on the discounted expected cash flows associated with the reporting unit. The discounted cash flows for the reporting unit were based on six year projections. Cash flow projections were based on past experience, actual operating results and management best estimates about future developments as well as certain market assumptions. Cash flows after six years were estimated using a terminal value calculation, which considered terminal value growth at 3%, considering the long term revenue growth for entities in a similar industry in the PRC. The discount rate of approximately 13% was derived and used in the valuations which reflect the market assessment of the risks specific to the Company and its industry and is based on its weighted average cost of capital. The resulting fair value of the reporting unit was higher than its carrying value, and as such, the Company was not required to complete the second step; therefore, no impairment losses were recognized in 2016. Similarly, pursuant to the goodwill impairment tests in 2014 and 2015, no impairment losses were recognized.

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

In 2016, due to the deterioration of the operating results of one of the Company’s asset group, the Company recognized an impairment loss based on the excess of the carrying amount of the asset group over its fair value. The Company determined the fair value of the asset group using the income approach based on the discounted expected cash flows associated with the asset group. The discounted cash flows for the asset group were based on eight year projections which is consistent with the remaining useful lives of its principal assets. Cash flow projections were based on past experience, actual operating results and management best estimates about future developments as well as certain market assumptions. The discount rate of approximately 13% was derived and used in the valuations which reflect the market assessment of the risks specific to the Company and its industry and is based on its weighted average cost of capital.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(p)	Impairment of long-lived assets (continued)

The impairment loss reduced the carrying amount of the long-lived assets of a group on a pro-rata basis using the relative carrying amount of those assets.

The Company recorded impairment charges associated with its long-lived assets and acquired intangibles as follows:

	Years ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
Impairment of property and equipment	—	—	238,144	34,300
Impairment of intangible assets	—	—	154,803	22,296

(q)	Fair value of financial instruments

The Company’s financial instruments include cash and cash equivalents, restricted cash, short-term investments, accounts receivable and payable, other receivables and payables, bonds payable, short-term, long-term bank and other borrowings, available-for-sale investments, share-settled bonuses, liability-classified restricted share units, mandatorily redeemable noncontrolling interests and balances with related parties. Other than the bonds payable, long-term bank and other borrowings, share-settled bonuses, mandatorily redeemable noncontrolling interests and the contingent consideration payable included in the balances with related parties, the carrying values of these financial instruments approximate their fair values due to their short-term maturities.

The carrying amounts of long-term bank and other borrowings approximate their fair values since they bear interest rates which approximate market interest rates. The contingent considerations in both cash and shares and share-settled bonuses are initially measured at fair value on the acquisition dates of the acquired businesses and the date of grant, respectively, and subsequently remeasured at the end of each reporting period with an adjustment for fair value recorded to the current period expense. The mandatorily redeemable noncontrolling interest is initially recognized at its issuance value. The Company recognizes changes in the redemption value based on the higher of its redemption value at the end of each reporting period and the original issuance value as interest expense. In 2016, the mandatorily redeemable noncontrolling interest was fully settled.

The Company, with the assistance of an independent third party valuation firm, determined the estimated fair value of the contingent consideration in both cash and shares and mandatorily redeemable controlling interests that are recognized in the consolidated financial statements. Based on the quoted market price as of December 31, 2016, the fair value of the bonds payable was RMB418,497 (US$60,276) (Note 30).

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

The Company evaluates whether it is appropriate to record the gross amount of service sales and related costs or the net amount earned as commissions. Generally, when the Company is primarily obligated in a transaction, have latitude in establishing prices and / or selecting suppliers, or have several but not all of these indicators, revenue is recorded at the gross sale price. The Company generally records the net amounts as commissions earned if the Company is not primarily obligated and do not have latitude in establishing prices. Such amounts earned are determined using a fixed percentage of the gross sales price.

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

ended December 31, 2014 and 2015 amounted to RMB25,202 and RMB6,394. Effective since June 2014, VAT of 6% replaced the original business tax for all telecommunication services provided in Mainland China. There was no business tax expense charged in 2016 and afterwards.

(s)	Cost of revenues

Cost of revenues consists primarily of telecommunication costs, depreciation of the Company’s long-lived assets, amortization of acquired intangible assets, maintenance, data center rental expenses directly attributable to the provision of the IDC services, payroll and other related costs of operations.

(t)	Advertising expenditures

Advertising expenditures are expensed as incurred and are included in sales and marketing expenses, which amounted to RMB19,687, RMB26,360 and RMB20,420 (US$2,941) for the years ended December 31, 2014, 2015 and 2016, respectively.

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

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(w)	Leases (continued)

estimated remaining economic life, or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. The Company entered into capital leases for certain fiber optic cables, network equipment and property in the years ended December 31, 2014, 2015 and 2016.

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

As a result of total interest costs capitalized during the period, the interest expense for the year ended December 31, 2014, 2015 and 2016, was as follows:

	2014	2015	2016
	RMB	RMB	RMB	US$
Interest expense and amortization cost of bonds	130,355	172,677	113,367	16,328
Interest expense on bank and other borrowings	66,699	55,391	46,377	6,680
Interest expense on capital lease	40,849	57,189	66,687	9,605

Total interest costs	237,903	285,257	226,431	32,613
Less: Total interest costs capitalized	(5,883)	(11,073)	(27,842)	(4,010)

Interest expense, net	232,020	274,184	198,589	28,603

(y)	Income taxes

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

For the performance bonuses that the employees can elect to settle in cash and/or restricted shares at an agreed premium of the Company (“Share-Settled Bonus”), the Company estimates the portion of the arrangement to be settled in equity based on its past settlement practices and classifies such portion as a liability in accordance with ASC718. The Company remeasures the fair value of such liability at each reporting period end through earnings until the actual settlement date, which is the date when the underlying shares were granted to the employees. Subsequent to the settlement date, although the Company accounts for these restricted shares units as an equity award, the original cash bonus amount continues to be classified as a liability within “Accrued expenses and other payables-Others” in the consolidated balance sheets until the end of the six months’ lock-up period as such amounts will be paid to the employees in cash upon the termination of their employment. The fair value of the premium will be reclassified to additional paid in capital and recognized over the remaining lock-up period using the accelerated method, respectively.

A cancellation of the terms or conditions of an equity award under original award in exchange for a new award should be treated as modification. The compensation costs associated with the modified awards are recognized if either the original vesting conditions or the new vesting conditions have been achieved. Total recognized compensation cost for the awards is at least equal to the fair value of the original awards at the grant date unless at the date of the modification the performance or service conditions of the original awards are not expected to be satisfied. The incremental compensation cost is measured as the excess of the fair value of the replacement awards over the fair value at the modification date. Therefore, in relation to the modified awards, the Company recognizes share-based compensation over the vesting periods of the new awards, which comprises (i) the amortization of the incremental portion of share-based compensation over the remaining vesting term, and (ii) any unrecognized compensation cost of original awards, using either the original term or the new term, whichever results in higher expenses for each reporting period. For modification of a liability award that remains a liability after modification, the liability award continues to be remeasured at fair value at each reporting date.

On April 15, 2016 (“the Modification date”), the Company made revisions to the Share-Settled Bonus to remove the agreed premium and six month lock-up period for the employees above a specified level and the option to settle in share for the employees below a specified level. The modified awards remain as liabilities in accordance with ASC 718 as the Company can only settle the Share-Settled Bonus by issuing variable number of shares until the settlement date or in cash.

On November 26, 2016, the Board approved a new incentive program to replace unvested RSUs to certain individuals with a new bonus scheme which will be settled by issuing a variable number of shares with a fair

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(z)	Share-based compensation (continued)

value equal to fixed dollar amount on the settlement date. The modification was treated as an equity to liability modification in accordance with ASC 718. The Company remeasures the fair value of such liability at each reporting period end through earnings until the actual settlement date, which is the date when the number of underlying shares were fixed and recorded the incremental cost over the remaining vesting term and the unrecognized compensation of original awards using the new term.

The Company elected to estimate forfeitures at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. The forfeiture rate is estimated based on historical and future expectations of employee turnover rates and are adjusted to reflect future changes in facts and circumstances, if any.

Share-based compensation expense is recorded net of estimated forfeitures such that expense is recorded only for those share-based awards that are expected to vest. To the extent the Company revises this estimate in the future, the share-based payments could be materially impacted in the period of revision, as well as in subsequent periods. During the years ended December 31, 2014, 2015 and 2016, the Company estimated that the forfeiture rate for both the management and non-management employees of the Company was 1.66%, 1.10% and 1.81%.

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

Pursuant to the Board of Directors’ resolutions on August 26, 2014 and September 4, 2014, the Company’s management is authorized to repurchase up to US$5,000 and US$100,000 of the company’s ADSs respectively (“Share Repurchase Plan II”). During the period from September 2, 2014 to December 31, 2016, the Company repurchased 2,368,610 ADSs, under this plan for a consideration of approximately RMB256,330.

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

In accordance with ASC 280 “Segment Reporting” (“ASC 280”), the Company historically had only one single reportable segment since the Company’s chief executive officer, who has been identified as the Company’s chief operating decision-maker (“CODM”) formerly relied on the consolidated results of operations when making decisions on allocating resources and assessing performance of the Company. On October 1, 2016, the Company changed its reportable segments as the CODM now reviews the operating result of two different services in order to allocate resources and assess performance of the Company. The operations of the Company are organized into two segments, consisting of the Hosting and related services and Managed network services . Hosting and related services business focuses primarily on colocation, interconnectivity, cloud, VPN, hybrid IT and other value-added services. Managed network services focuses on businesses that primarily utilize bandwidth such as CDN service, hosting area network services and last-mile wired broadband service.

The Company has restated the presentation of its reportable segments for prior years to conform with the current year’s presentation.

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

(ff)	Comparatives

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

In November 2015, the FASB issued ASU No. 2015-17 (“ASU 2015-17”), Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, which simplifies the presentation of deferred income taxes by requiring deferred tax assets and liabilities be classified as noncurrent on the balance sheet. The amendments in this update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. All short-term deferred tax assets and liabilities will be reclassified to long-term assets and liabilities upon adoption of this update. The Group is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In January 2016, the FASB issued ASU No. 2016-01 (“ASU 2016-01”), Financial Instruments. ASU 2016-01 requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. An entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. ASU 2016-01 also simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment. When a qualitative assessment indicates that impairment exists, an entity is required to measure the investment at fair value. For public business entities, the amendments are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

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

In March 2016, the FASB issued ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), (“ASU 2016-08”) which clarifies the implementation guidance on principal versus agent considerations. The guidance includes indicators to assist an entity in determining whether it controls a specified good or service before it is

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(gg)	Recent accounting pronouncements (continued)

transferred to the customers. This guidance will be effective for the company in the first quarter of 2018, with the option to adopt it in the first quarter of 2017. The Group is still evaluating the effect if any, that this guidance will have on its consolidated financial statements. In June 2016, the FASB issued ASU No. 2016-13 (“ASU 2016-13”), Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. ASU 2016-13 changes the impairment model for most financial assets and certain other instruments. The standard will replace “incurred loss” approach with an “expected loss” model for instruments measured at amortized cost. For available-for-sale investments, entities will be required to record allowances rather than reduce the carrying amount, as they do today under the other-than-temporary impairment model. The standard is effective for public business entities for annual periods beginning after December 15, 2019, and interim periods therein. Early adoption is permitted. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”). The amendments in ASU 2016-09 simplify several aspects of the accounting for employee share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. For public business entities, ASU 2016-09 is effective for annual periods beginning after December 15, 2016 and interim periods within those annual periods. The Company does not expect the implementation of this standard to materially impact its future stock-based compensation expense.

In August 2016, the FASB issued ASU No. 2016-15, Statement of cash flows—Classification of Certain Cash Receipts (“ASU 2016-15”). The amendments in ASU 2016-15 addresses eight specific cash flow issues, including debt prepayment or debt extinguishment costs, settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies (COLIs) (including bank-owned life insurance policies (BOLIs)), distributions received from equity method investees, beneficial interests in securitization transactions and separately identifiable cash flows and application of the predominance principle. For public business entities, ASU 2016-15 is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In November 2016, the FASB issued Accounting Standards Update No. 2016-18 (“ASU 2016-18”), Statement of Cash Flows (Topic 230): Restricted Cash. ASU 2016-18 requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. This standard is effective for public business entities in the first quarter of 2018. Early adoption is permitted. The Company is currently evaluating the effect that this guidance will have on our consolidated financial statements and related disclosures.

In January 2017, FASB has issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, clarifying the definition of a business. The ASU affects all companies and other reporting organizations that must determine whether they have acquired or sold a business. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The ASU is effective for annual periods beginning after December 15, 2017, including interim periods within those periods. The Company is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statements.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(gg)	Recent accounting pronouncements (continued)

In January 2017, the FASB issued Accounting Standards Update No. 2017-04(“ASU 2017-04”), Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. ASU 2017-04 eliminates the requirement to calculate the implied fair value of goodwill to measure a goodwill impairment charge. Instead, entities will record an impairment charge based on the excess of a reporting unit’s carrying amount over its fair value. This standard is effective for public business entities in the first quarter of 2020. Early adoption is permitted. The Company is currently evaluating the effect that this guidance will have on our consolidated financial statements and related disclosures.

3.	CONCENTRATION OF RISKS

(a)	Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable, other receivables and amounts due from related parties. As of December 31, 2015 and 2016, the aggregate amount of cash and cash equivalents, restricted cash and short-term investments of RMB969,476 and RMB489,646 (US$70,524), respectively, were held at major financial institutions located in the PRC, and US$176,637 and US$444,019 (RMB3,082,823), respectively, were deposited with major financial institutions located outside the PRC. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006 that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go into bankruptcy. In addition, since China’s concession to the World Trade Organization, foreign banks have been gradually permitted to operate in China and have been significant competitors against Chinese banks in many aspects, especially since the opening of the Renminbi business to foreign banks in late 2006. Therefore, the risk of bankruptcy of those Chinese banks in which the Company has deposits has increased. In the event of bankruptcy of one of the banks which holds the Company’s deposits, it is unlikely to claim its deposits back in full since it is unlikely to be classified as a secured creditor based on PRC laws.

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

adequately prepared for unexpected increases in bandwidth demands by its customers. The communications capacity the Company has leased, include cabinet and bandwidth, may become unavailable for a variety of reasons, such as physical interruption, technical difficulties, contractual disputes, or the financial health of its third-party providers. Any failure of these network providers to provide the capacity the Company requires may result in a reduction in, or interruption of, service to its customers. A significant portion of the Company’s total bandwidth and cabinet resources are purchased from its four largest suppliers, who collectively accounted for 21%, 15% and 19% of the Company’s total bandwidth and cabinet resources for the years ended December 31, 2014, 2015 and 2016, respectively.

(iii) Customer Risk—The success of the Company’s business going forward will rely in part on Company’s ability to continue to obtain and expand business from existing customers while also attracting new customers. The Company has a diversified base of customers covering its services and the revenue from the largest single customer accounted for less than 4% of the Company’s total net revenues in the year ended December 31, 2016. Certain customers are local subsidiaries of a telecommunication carrier in China, which the Company views as separate customers as it negotiates with, maintain and support each of these entities given that each of them has the separate decision-making authority and services procurement budget. None of these customers on a stand-alone basis contributed more than 2% of the Company’s revenues in any given year but in the aggregate, they contributed approximately 7%, 6% and 4% of the Company’s total revenues for the years ended December 31, 2014, 2015 and 2016, respectively.

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

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The depreciation of the RMB against US$ was approximately 0.4%, 6.1% and 6.8% in the years ended December 31, 2014, 2015 and 2016, respectively.

4.	ACQUISITIONS

Assets acquisition in 2016:

On July 7, 2016, the Company through its subsidiary, 21Vianet HK acquired 100% equity interests in Dynamic Ruby Limited with a total consideration of RMB73,150 (US$10,535). The purpose of this transaction for the Company is to acquire the land use right and a building to establish a new data center from FS Zhuoyi. As FS Zhuoyi does not possess all the elements that are necessary to conduct normal operations as a business and had not yet commenced operations, such acquisition is accounted for as an acquisition of assets. The fair values of the net identifiable assets of FS Zhuoyi at the acquisition day are as follows:

	RMB	US$
Net assets acquired:
Land use right	92,650	13,344
Property	50,950	7,338
Cash and cash equivalents	5,672	817
Other current assets	21	3
Other current liabilities	(51,386)	(7,401)
Deferred tax liabilities	(24,757)	(3,566)

Total consideration in cash	73,150	10,535

Business combinations before 2016:

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

RMB
Cash consideration (i)	700,000
Contingent consideration in cash* (ii)	48,971

Total fair value of purchase price consideration	748,971

*	The Company determined the fair value of the contingent consideration with the assistance of an independent third party valuation firm.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

4.	ACQUISITIONS (CONTINUED)

Business combinations before 2016 (continued):

Details of the purchase consideration are as follows:

i.	RMB700,000 of the above cash consideration was paid in 2014.

ii.	The contingent consideration in cash was determined based on the achievement by Aipu Group of certain revenue and net profit targets as well as certain operational performance targets in accordance with the sales and purchase agreement for the fiscal years 2014, 2015 and 2016. The Company determined the fair value of the contingent cash consideration as of the acquisition date and at the end of 2014, 2015 and 2016 with the assistance of an independent third party valuation firm based on the Company’s assessment of whether Aipu Group will meet the aforementioned contractually stipulated targets. The outstanding contingent consideration amount was recorded in the “Amount due to related parties” balance within the Company’s consolidated balance sheets (Note 24). In 2016, since Aipu failed to meet the operational performance target, the contingent consideration amounted to RMB57,700 was reversed as of December 31, 2016.

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

The noncontrolling interests are to be redeemed by the Company at the option of the Selling Shareholders in return for cash and shares where the maximum number of shares required to be delivered is outside of the control of the Company, and thus are accounted for as redeemable noncontrolling interests. The Company elects to recognize the changes in redemption value immediately as they occur and adjust the carrying amount of the noncontrolling interests to the redemption value at the end of each reporting period as if it was the redemption date in accordance with ASC topic 480 (“ASC 480”), Distinguishing Liabilities from Equity. As the remaining 50% equity interests are held by a few non-controlling shareholders where the underlying shares of the Aipu Group are not publicly traded, the put options are embedded features in the Aipu Group’s shares, which does not qualify for bifurcation accounting. The put options are recognized as part of redeemable non-controlling interests (Note 29). The redeemable noncontrolling interests were initially recorded at the higher of acquisition date fair value and subsequently adjusted to the balance after attribution of Aipu Group’s net income pursuant to ASC 810, Consolidation, and the redemption value pursuant to ASC 480, which is capped within the aforementioned range. Adjustments to the carrying amount of redeemable noncontrolling interests pursuant to ASC 480, if any, are charged to additional paid-in capital.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

4.	ACQUISITIONS (CONTINUED)

Business combinations before 2016 (continued):

Dermot Entities

As part of the Company’s business strategy to expand into the Virtual Private Network (“VPN”) market, the Group acquired 100% equity interests in the Dermot Entities from a third party selling shareholder, on August 10, 2014 for a total purchase consideration of RMB953,567.

RMB
Cash consideration (i)	598,500
Contingent ordinary shares issuance * (ii) (iii)	355,067

Total fair value of purchase price consideration	953,567

*	The Company determined the fair value of the contingent share consideration with the assistance of an independent third party valuation firm.

Details of the purchase consideration are as follows:

i.	RMB 598,500 of the above cash consideration was paid in 2014.

ii.	The contingent consideration in shares are determined based on the achievement by Dermot Entities of certain financial targets in accordance with the sales and purchase agreement for the fiscal years 2014 and 2015 as well as compliance to the terms of the sales and purchase agreement. The above contingent consideration amounts were derived from the Company’s assessment of whether Dermot Entities will meet the contractually stipulated targets. The outstanding contingent consideration related to fiscal year 2015 has been recorded in the “Amount due to related parties” balance within the Company’s consolidated balance sheets.

iii.	As the contingent consideration in shares is predominately derived from a financial performance parameter other than the fair value of the issuer’s shares, it is liability classified and is remeasured at the end of each reporting period with an adjustment for fair value recorded to the current period expense. The contingent consideration related to fiscal year 2014 and 2015 has been resolved and remeasured in April 2015 and April 2016, with its fair value of RMB210,000 and RMB210,000 reclassified to additional paid in capital, respectively. The Company issued 1,923,556 ADS in April 2015 and 1,618,251 ADS in May 2016 in relation to this, respectively.

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

Business combinations before 2016 (continued):

Other acquisitions

As part of the Company’s business strategy to expand the existing hosting service, the Company completed other several non-significant acquisitions in 2014. The aggregate consideration for the three acquisitions is RMB64,232, as follow:

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

As the financial and/or operational targets for fiscal year 2015 were not achieved, the corresponding portion of the contingent consideration of RMB9,455 was reversed and recognized as a gain as of December 31, 2015.

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

As the financial and/or operational targets for fiscal year 2016 were not achieved, the corresponding portion of the contingent consideration of RMB16,350 was reversed and recognized as a gain in the current period expense.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

5.	ACCOUNTS AND NOTES RECEIVABLE, NET

Accounts and notes receivable and the allowance for doubtful debt consist of the following:

	December 31,
	2015	2016
	RMB	RMB	US$
Accounts receivable	733,558	735,154	105,884
Notes receivable	620	1,215	175

Allowance for doubtful debt	(40,070)	(80,910)	(11,653)

	694,108	655,459	94,406

As of December 31, 2015 and 2016, all accounts and notes receivable were due from third party customers.

An analysis of the allowance for doubtful debt is as follows:

	December 31,
	2015	2016
	RMB	RMB	US$
Balance at beginning of the year	10,416	40,070	5,771
Provision	30,751	79,637	11,470
Write-off of accounts receivable	(1,097)	(38,797)	(5,588)

Balance at the end of the year	40,070	80,910	11,653

Additions to the Company’s allowance for doubtful debt were recorded within allowance for doubtful debt for the years ended December 31, 2014, 2015 and 2016.

6.	SHORT-TERM INVESTMENTS

Short-term investments consisted of the following as of December 31, 2015 and 2016:

	December 31,
	2015	2016
	RMB	RMB	US$
Held-to-maturity securities
- Fixed rate time deposits	—	277,946	40,033
- Floating rate principal unguaranteed investments	102,300	—	—

	102,300	277,946	40,033

The Company recorded interest income related to its short-term investments amounting to RMB50,882, RMB37,652 and RMB1,148 (US$165) for the years ended December 31, 2014, 2015 and 2016, respectively, in the consolidated statements of operations. There were no unrealized gains or losses as of December 31, 2014, 2015 and 2016.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

7.	INVENTORIES

Inventories consisted of the following as of December 31, 2015 and 2016:

	December 31,
	2015	2016
	RMB	RMB	US$
Broadband related products	13,539	4,431	638

8.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31,
	2015	2016
	RMB	RMB	US$
Prepaid expenses for bandwidth, rented data centers or cabinets	126,842	163,443	23,541
Staff field advances	20,819	22,429	3,230
Interest receivables	4,936	13,576	1,955
Receivables for the disposal of certain construction-in-progress	20,290	20,290	2,922
Tax recoverables	159,413	309,426	44,567
Deposits	18,191	19,596	2,822
Loan to third parties	119,244	62,433	8,992
Other receivables	172,818	165,938	23,901

	642,553	777,131	111,930

Prepaid expenses for bandwidth, rented data centers and cabinets represent the unamortized portion of prepayments made to the Group’s telecommunication operators and certain technology companies, which provide the Group with access to bandwidth, data centers or cabinets.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

9.	PROPERTY AND EQUIPMENT, NET

Property and equipment, including those held under capital leases, consist of the following:

	December 31,
	2015	2016
	RMB	RMB	US$
At cost:
Property	439,480	490,430	70,637
Leasehold improvements	398,473	666,051	95,931
Computer and network equipment	2,556,403	2,926,278	421,472
Optical fibers	207,423	207,423	29,875
Office equipment	19,554	19,591	2,822
Motor vehicles	8,289	8,144	1,173

	3,629,622	4,317,917	621,910
Less: accumulated depreciation	(1,088,684)	(1,342,041)	(193,294)
Impairment	—	(238,144)	(34,300)

	2,540,938	2,737,732	394,316
Construction-in-progress	1,112,133	1,043,881	150,350

	3,653,071	3,781,613	544,666

Depreciation expense was RMB278,986, RMB402,035 and RMB480,105 (US$69,150) for the years ended December 31, 2014, 2015 and 2016, respectively, and were included in the following captions:

	For the years ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
Cost of revenues	225,680	328,217	397,014	57,182
Sales and marketing expenses	3,397	5,670	3,759	541
General and administrative expenses	19,433	29,753	45,746	6,590
Research and development expenses	30,476	38,395	33,586	4,837

	278,986	402,035	480,105	69,150

The carrying amounts of the Company’s property and equipment held under capital leases at respective balance sheet dates were as follows:

	December 31,
	2015	2016
	RMB	RMB	US$
Property	365,353	365,353	52,622
Computer and network equipment	289,346	431,948	62,213
Optical fibers	207,423	207,423	29,875

	862,122	1,004,724	144,710
Less: accumulated depreciation	(138,608)	(238,765)	(34,389)

	723,514	765,959	110,321
Construction-in-progress	142,671	35,906	5,172

	866,185	801,865	115,493

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

9.	PROPERTY AND EQUIPMENT, NET (CONTINUED)

Depreciation of property, computer and network equipment and optical fibers under capital leases was RMB22,302, RMB64,371 and RMB100,157 (US$14,426), for the years ended December 31, 2014, 2015 and 2016, respectively.

The carrying amounts of property, computer and network equipment and construction-in-progress pledged by the Group to secure banking borrowings (Note 14) granted to the Group at the respective balance sheet dates were as follows:

	December 31,
	2015	2016
	RMB	RMB	US$
Property	22,118	7,938	1,143
Computer and network equipment	37,167	31,506	4,538
Construction-in-progress	—	318,259	45,839

10.	INTANGIBLE ASSETS, NET

The following table presents the Company’s intangible assets as of the respective balance sheet dates:

	Purchased software	Radio spectrum license	Network use right	Contract backlog*	Customer relationships*	Licenses*	Supplier relationships*	Trade names*	Platform software*	Non-compete agreements*	Internal use software	Property management relationship*	Total
	RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Intangible assets, net January 1, 2015	67,032	95,880	17,834	31,514	677,431	17,785	141,004	229,097	11,582	24,198	9,854	81,242	1,404,453
Additions	22,706	—	—	—	—	—	—	—	—	—	23,780	—	46,486
Disposals	—	—	—	—	—	—	—	—	—	—	(243)	—	(243)
Foreign currency translation difference	380	7,237	—	—	—	—	—	—	—	—	—	—	7,617
Amortization expense	(15,647)	(9,730)	(1,000)	(6,588)	(81,783)	(1,266)	(25,277)	(17,908)	(3,829)	(5,694)	(5,772)	(9,653)	(184,147)

Intangible assets, net December 31, 2015	74,471	93,387	16,834	24,926	595,648	16,519	115,727	211,189	7,753	18,504	27,619	71,589	1,274,166
Additions	26,763	—	—	—	—	—	—	—	—	—	12,781	—	39,544
Disposals	(6,531)	—	—	—	—	—	—	—	—	—	—	—	(6,531)
Foreign currency translation difference	1,814	7,115	—	—	—	—	—	—	—	—	—	—	8,929
Amortization expense	(23,072)	(8,934)	(1,000)	(6,588)	(80,349)	(1,266)	(25,277)	(17,908)	(3,829)	(5,694)	(394)	(9,653)	(183,964)
Impairment	—	—	—	—	(102,524)	(2,696)	(2,007)	(24,896)	—	(3,907)	—	(18,773)	(154,803)

Intangible assets, net December 31, 2016	73,445	91,568	15,834	18,338	412,775	12,557	88,443	168,385	3,924	8,903	40,006	43,163	977,341

Intangible assets, net December 31, 2016 (US$)	10,578	13,189	2,281	2,641	59,452	1,809	12,738	24,252	565	1,282	5,762	6,217	140,766

*	Acquired in the acquisitions of subsidiaries

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

10.	INTANGIBLE ASSETS, NET (CONTINUED)

Contract backlog relate to the order placed by the customers that have yet to be delivered at the acquisition date. Customer relationships relate to the relationships that arose as a result of existing customer agreements acquired and is derived from the estimated net cash flows that are expected to be derived from the expected renewal of these existing customer agreements after subtracting the estimated net cash flows from other contributory assets. Licenses represented the telecommunication service license in relation to managed network services and virtual private network services. Supplier relationships relate to the relationships that arose as a result of existing bandwidth supply agreements with certain network operators. Except for the supplier relationship in the acquisition of Fastweb and virtual private network supplier relationship in the acquisition of WiFire BJ and Yilong and Dermot Entities which were valued using a replacement cost method given the relative ease of replacement, the values of supplier relationships were generally derived from the estimated net cash flows that are expected to be generated from the expected renewal of these existing supplier agreements after subtracting the estimated net cash flows from other contributory assets. Trade Names mainly relate to the trade names of the Managed Network Entities, Aipu Group and Dermot Entities. Non-compete agreements represented the agreements signed with key managements of acquirees at the acquisition date, which was mainly in relation to the acquisitions of Aipu Group, valued using the incremental cash flow method. Property management relationship relate to the community relationships that in the acquisition of Aipu Group which was valued using the replacement cost method.

The intangible assets, except for acquired customer relationships in the acquisition of the Managed Network Entities which are amortized using an accelerated method of amortization, are amortized using the straight-line method, which is the Company’s best estimate of how these assets will be economically consumed over their respective estimated useful lives ranging from 1 to 20 years.

Amortization expenses were approximately RMB127,669, RMB184,147 and RMB183,964 (US$26,496) for the years ended December 31, 2014, 2015 and 2016, respectively.

The annual estimated amortization expenses for the intangible assets for each of the next five years are as follows:

	RMB	US$
2017	198,732	28,623
2018	182,642	26,306
2019	164,766	23,731
2020	134,359	19,352
2021	124,878	17,986

	805,377	115,998

11.	LAND USE RIGHTS, NET

Land use rights held by the Group are amortized over the remaining term of the respective land use rights certificates.

	December 31,
	2015	2016
	RMB	RMB	US$
Cost	66,878	172,658	24,868
Accumulated amortization	(2,196)	(5,012)	(722)

Land use rights, net	64,682	167,646	24,146

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

11.	LAND USE RIGHTS, NET (CONTINUED)

The carrying amounts of land use rights pledged by the Group to secure banking borrowings (Note14) granted to the Group at the respective balance sheet dates were as follows:

	December 31,
	2015	2016
	RMB	RMB	US$
Land use rights	—	17,232	2,482

12.	GOODWILL

The changes in the carrying amount of goodwill were as follows:

	December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
Balance as of January 1	410,500	1,755,970	1,755,970	252,912
Goodwill acquired	1,345,470	—	—	—

Balance as of December 31	1,755,970	1,755,970	1,755,970	252,912

As of December 31, 2016, the Company has two reporting units. Goodwill from acquisition was allocated to the two reporting units accordingly. Following table summarizes the allocated goodwill by each reporting unit:

	RMB	US$
Hosting and related services	989,530	142,522
Managed network services	766,440	110,390

	1,755,970	252,912

No impairment charge was recorded in any of the three years ended December 31, 2014, 2015 and 2016.

13.	LONG-TERM INVESTMENTS

The Company’s long-term investments comprise of the following:

	December 31,
	2015	2016
	RMB	RMB	US$
Cost method investments	48,696	56,087	8,078
Equity method investments	150,211	234,863	33,827
Available-for-sale investments	2,597	7,921	1,141

	201,504	298,871	43,046

Cost method investments

The Group disposed one of cost method investments of nil and RMB6,109 (US$880) in the consolidated statement of comprehensive loss for the years ended December 31, 2015 and 2016, respectively. The

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

13.	LONG-TERM INVESTMENTS (CONTINUED)

Cost method investments (continued)

investment income of nil and RMB5,160 (US$743) was recognized in other income in the consolidated statements of comprehensive loss for the years ended December 31, 2015 and 2016, respectively. There were no impairment loss recognized for these cost method investments as of December 31, 2016.

Investment in equity investees

	As of December 31, 2014			Decrease during the year ended December 31, 2015		As of December 31, 2015
	Cost of investment	Share equity loss	Investment in equity investee	Cost of investment	Share equity loss	Cost of investment	Share equity loss	Investment in equity investee
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Yizhuang Fund	101,000	(3,144)	97,856	—	52,355	101,000	49,211	150,211

	As of December 31, 2015			Increase during the year ended December 31, 2016		As of December 31, 2016
	Cost of investment	Share equity loss	Investment in equity investee	Cost of investment	Share equity gain	Cost of investment	Share equity gain	Investment in equity investee	Investment in equity investee
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$
Yizhuang Fund	101,000	49,211	150,211	—	35,937	101,000	85,148	186,148	26,811
Unis Tech	—	—	—	49,000	(285)	49,000	(285)	48,715	7,016

	101,000	49,211	150,211	49,000	35,652	150,000	84,863	234,863	33,827

In April 2012, the Company through its subsidiary, 21Vianet Beijing, entered into an agreement to invest in the Yizhuang Venture Investment Fund (“Yizhuang Fund”) as a limited partner with an amount of RMB50,500. In December 2013, the Company made the second tranche of investment of another amount of RMB50,500 in the Yizhuang Fund, and held 27.694% of the investee as of December 31, 2014, 2015 and 2016. Given the Company holds more than three percent interest in the Yizhuang Fund as a limited partner, the investment is accounted for under the equity method as prescribed in ASC323-10, Investments—Equity Method.

In June 2016, the Company through its subsidiary, 21Vianet Beijing, and a related company jointly set up Unisplendour-Vianet Technology Inc. (“Unis Tech”). The Company injected capital of RMB49,000 (US$7,057) to acquire 49% of equity interest in Unis Tech with the ability to exercise significant influence.

There were no indicators of impairment noted for this equity method investments as of December 31, 2016.

Available-for-sale investments

Available-for-sale investments consist of investments in convertible notes with conversion option to ordinary shares that are not readily convertible to cash and therefore the bifurcation of embedded derivative is not required as the conversion option did not qualify as derivatives in accordance with ASC 815 “Derivatives and Hedging “.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

14.	BANK BORROWINGS

Bank borrowings are as follows as of the respective balance sheet dates:

	December 31,
	2015	2016
	RMB	RMB	US$
Short-term bank borrowings	276,000	1,683,676	242,500
Long-term bank borrowings, current portion	38,803	39,303	5,661

	314,803	1,722,979	248,161
Long-term bank borrowings, non-current portion	103,421	268,221	38,632

Total bank borrowings	418,224	1,991,200	286,793

The short-term bank borrowings outstanding as of December 31, 2015 and 2016 bore a weighted average interest rate of 5.69% and 4.22% per annum, respectively, and were denominated in RMB. These borrowings were obtained from financial institutions and have terms of two months to one year. The long-term bank borrowings (including current portion) outstanding as of December 31, 2015 and 2016 bore a weighted average interest rate of 6.59% and 5.85% per annum, and were denominated in RMB and HK$. These loans were obtained from financial institutions located in the PRC and Hong Kong.

As of December 31, 2015 and December 31, 2016, unused loan facilities for bank borrowings amounted to RMB414,000 and RMB766,000 (US$110,327), respectively.

Bank borrowings as of December 31, 2015 and 2016 were secured/guaranteed by the following:

December 31, 2015

Short-term bank borrowings	Secured/guaranteed by
(RMB)
50,000	Guaranteed by restricted cash of RMB51,553.
11,000	Secured by a subsidiary’s building with net book value of RMB13,943 (Note 9).
215,000	Unsecured borrowings.

276,000

Long-term bank and other borrowings (including current portion)	Secured/guaranteed by
(RMB)
16,956	Guaranteed by noncontrolling shareholder of Aipu Group
4,800	Secured by a subsidiary’s building with net book value of RMB8,175 (Note 9).
16,778	Secured by a subsidiary’s computer and network equipment with net book value of RMB37,167 (Note 9).
103,690	Unsecured borrowings.

142,224

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

14.	BANK BORROWINGS (CONTINUED)

December 31, 2016

Short-term bank borrowings	Secured/guaranteed by
(RMB)
1,520,000	Guaranteed by restricted cash of RMB1,751,055.
20,000	Guaranteed by noncontrolling shareholder of Aipu Group.
143,676	Unsecured borrowings.

1,683,676

Long-term bank borrowings (including current portion)	Secured/guaranteed by
(RMB)
1,600	Secured by a subsidiary’s building with net book value of RMB7,938 (Note 9).
13,817	Secured by a subsidiary’s computer and network equipment with net book value of RMB31,506 (Note 9).
164,000	Secured by a subsidiary’s construction-in-progress and land use rights with net book value of RMB335,491(Note 9/Note 11).
128,107	Unsecured borrowings.

307,524

15.	ACCRUED EXPENSES AND OTHER PAYABLES

The components of accrued expenses and other payables are as follows:

	December 31,
	2015	2016
	RMB	RMB	US$
Payroll and welfare payables	193,356	248,895	35,848
Business and other taxes payable	25,780	21,011	3,026
Payables for office supplies and utilities	25,497	31,006	4,466
Payables for the purchase of property and equipment	218,165	266,597	38,398
Payable for purchase intangible assets	3,662	2,352	339
Accrued service fees	68,029	74,812	10,775
Interest payables	19,102	6,456	930
Share-settled bonuses	41,352	72,138	10,390
Payable for assets acquisition	21,080	25,268	3,639
Others	21,934	39,381	5,673

	637,957	787,916	113,484

16.	CAPITAL LEASES

Certain property, computer and network equipment and optical fibers were acquired through capital leases entered into by the Company.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

16.	CAPITAL LEASES (CONTINUED)

Future minimum lease payments under non-cancellable capital lease arrangements as lessee are as follows:

	RMB	US$
2017	301,823	43,472
2018	188,679	27,175
2019	94,045	13,545
2020	50,525	7,277
2021 and thereafter	681,773	98,196

Total minimum lease payments	1,316,845	189,665
Less: amount representing interest	(536,499)	(77,272)

Present value of remaining minimum lease payments	780,346	112,393

Capital leases had weighted average interest rates of 10.03% and 9.76% for the years ended December 31, 2015 and 2016, respectively.

17.	BONDS PAYABLE

On March 22, 2013, the Company issued and sold bonds with an aggregate principal amount of RMB1,000,000 at a coupon rate of 7.875% per annum (the “2016 Bonds”). The 2016 Bonds were due and fully repaid in March 2016.

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

In August 2016, the Company repurchased 78.97% of the outstanding 2017 Bonds with the total principal amount of RMB1,579,400 (US$227,481). Payment of accrued interests was RMB18,742 (US$2,702). The debt extinguishment loss amounting to RMB29,841 (US$4,298) was recognized in earnings upon the repurchase.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

17.	BONDS PAYABLE (CONTINUED)

The following table summarizes the aggregate required repayments of the principal amounts of the Company’s long-term borrowings, including the bonds payable and bank borrowings (Note 14) in the succeeding five years and thereafter:

	RMB	US$
For the years ending December 31,
2017	2,143,579	308,741
2018	69,841	10,059
2019	73,380	10,569
2020	45,500	6,553
2021	39,000	5,617
Thereafter	40,500	5,833

18.	DEFERRED GOVERNMENT GRANTS

During the years ended December 31, 2014, 2015 and 2016, the Company received RMB20,920, RMB10,160 and nil, respectively, in government grants from the relevant PRC government authorities. The government grants received during the year ended December 31, 2014, 2015 and 2016 are required to be used in construction of property and equipment. These grants are initially deferred and subsequently recognized in the statement of operations when the Company has complied with the conditions or performance obligations attached to the related government grants, if any, and the grants are no longer refundable. Grants that subsidize the construction cost of property and equipment are amortized over the life of the related assets as a reduction of the associated depreciation expense.

Movements of deferred government grants are as follows:

	For the year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
Balance at beginning of the year	18,046	33,572	37,620	5,418
Additions	20,920	10,160	—	—
Recognized as a reduction of depreciation expense	(5,394)	(6,112)	(6,627)	(954)

Balance at end of the year	33,572	37,620	30,993	4,464

19.	TREASURY STOCK

For the year ended December 31, 2014, 2015 and 2016, the Company repurchased the number of 1,553,085, nil and 815,525 ADSs pursuant to the share repurchase plans. The repurchased ordinary shares were mainly used for settlement of acquisition payment.

For the year ended December 31, 2014, 2015 and 2016, nil, 146,372 and 223,161 ADSs were issued to settle the contingent consideration payment in relation to acquisitions.

In 2014, 76,048 ADSs were issued to Galaxy ENet Inc. (“Galaxy ENet”) (Note 22(b)).

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

20.	ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

The changes in accumulated other comprehensive (loss) income by component, net of tax of nil, are as follows:

	Foreign currency translation	Total
	RMB	RMB
Balance as of January 1, 2014	(82,589)	(82,589)
Current year other comprehensive income	16,835	16,835

Balance as of December 31, 2014	(65,754)	(65,754)
Current year other comprehensive income	41,518	41,518

Balance as of December 31, 2015	(24,236)	(24,236)
Current year other comprehensive income	142,526	142,526

Balance as of December 31, 2016	118,290	118,290

Balance as of December 31, 2016, in US$	17,037	17,037

21.	MAINLAND CHINA EMPLOYEE CONTRIBUTION PLAN

As stipulated by the regulations of the PRC, full-time employees of the Company in the PRC participate in a government-mandated multiemployer defined contribution plan organized by municipal and provincial governments. Under the plan, certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Company is required to make contributions to the plan based on certain percentages of employees’ salaries. The total expenses for the plan were RMB88,102, RMB89,571 and RMB130,630 (US$18,815), respectively, for the years ended December 31, 2014, 2015 and 2016.

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

The Company granted 3,122,417, 952,178 and 1,059,668 RSUs in 2014, 2015 and 2016, respectively, with performance conditions whereby a predetermined number will vest upon the assignment of an annual performance review in accordance with predetermined performance targets for the grantees over a one or four-year period. As it is probable for the Company to estimate the annual performance review ratings for the individual grantees, the Company commenced recognition of the related compensation expense using the accelerated recognition method.

The compensation cost related to remaining unvested share options shall be recognized over the remaining requisite service period or the performance review period. As of December 31, 2016, options to purchase 1,987,765 of ordinary shares were outstanding.

The following table summarizes the Company’s employee share option activity under the 2010 Plan:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		(US$)	(Years)	(US$)
Outstanding, January 1, 2016	4,180,198	0.39	6.1
Granted	2,835	0.85
Exercised	(2,195,268)	0.30
Forfeited	—	—

Outstanding, December 31, 2016	1,987,765	0.49	4.6	1,399

Vested and expected to vest at December 31, 2016	1,987,765	0.49	4.6	1,374

Exercisable as of December 31, 2016	1,984,930	0.47	4.5	1,387

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the fair value of the underlying stock at each reporting date, for those awards that have an exercise price below the estimated fair value of the Company’s shares. As of December 31, 2016, the Company had options outstanding to purchase an aggregate of 1,987,765 shares with an exercise price below the fair value of the Company’s shares, resulting in an aggregate intrinsic value of RMB9,713 (US$1,399).

The aggregate fair value of the outstanding options at the grant date was determined to be RMB18,350 (US$ 2,643) as of December 31, 2016 and such amount is recognized as compensation expense using the straight-line method for all employee share options granted with graded vesting based on service conditions and the accelerated method for share options granted with graded vesting based on performance conditions. The weighted-average grant-date fair value of options granted during the years ended December 31, 2014, 2015 and 2016 was nil, nil and US$2, respectively. The total fair value of share options vested during the years ended December 31, 2014, 2015 and 2016 was US$5,488, US$3,111 and nil, respectively. The aggregate intrinsic value of options exercised during the years ended December 31, 2014, 2015 and 2016 was US$15,517, US$15,519, and US$1,906, respectively.

As of December 31, 2016, there was RMB13 (US$2) of unrecognized share-based compensation cost, net of estimated forfeitures, related to unvested options which is expected to be recognized over a weighted-average period of 0.2 year. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

22.	SHARE BASED COMPENSATION (CONTINUED)

(a)	Option granted to employees (continued)

The following table summarizes the Company’s RSUs activity under the 2010 Plan and 2014 Plan:

	Number of RSUs	Weighted-average grant date fair value	Weighted-average remaining contractual life	Aggregate intrinsic value
		(US$)	(Years)	(US$)
Unvested, January 1, 2016	1,773,060	19.14	8.6
Granted	646,940	8.85
Vested	(1,159,664)	12.80
Forfeited/Cancelled(1)	(447,638)	1.56

Unvested, December 31, 2016	812,698	13.25	8.5	16,820

(1)	Cancellation of the terms under original award in exchange for a new award which is treated as modification.

Share-based compensation cost for RSUs is measured based on the closing fair market value of the Company’s ADS on the date of grant and the reporting date for equity and liability classified RSU, respectively. The aggregate fair value of the unvested RSUs as of December 31, 2016 was RMB116,781 (US$16,820), and such amount is recognized as compensation expense using the straight-line method for the RSUs with graded vesting based on service conditions and the accelerated method for the RSUs with graded vesting based on performance conditions and share-settled bonuses. The weighted-average grant-date fair value of RSUs granted during the years ended December 31, 2014, 2015 and 2016 was US$23.27, US$18.27 and US$8.85, respectively. The total fair value of RSUs vested during the years ended December 31, 2014, 2015 and 2016 was US$9,774, US$22,801 and US$14,849, respectively.

During 2016, the Company granted 175,555 RSUs to settle the performance bonuses as elected by employees.

As of December 31, 2016, there was RMB129,688 (US$18,679) of unrecognized share-based compensation cost related to RSUs which is expected to be recognized over a weighted-average vesting period of 2.0 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.

(b)	Fully vested ordinary shares to employees

On March 5, 2014, the Company agreed to issue 690,000 fully vested ADSs to Galaxy ENet, a company owned by a certain management employee of the Managed Network Entities. These ADSs are to compensate certain management employees of the Managed Network Entities in exchange for their past services and all of them have transferred their rights to Galaxy ENet. Such fully vested ADSs were issued to Galaxy ENet with treasury stock of 76,048 ADSs and newly issued share of 613,952 ADSs. Accordingly, the Company recorded share-based compensation cost of RMB117,207 in “General and administrative expenses” within the Company’s consolidated statements of operations for the year ended December 31, 2014.

(c)	Shares issued to management of Dermot Entities (Note 4)

For the year ended December 31, 2015 and 2016, the Company recorded compensation cost of RMB8,439 and RMB10,871 (US$1,566) within the Company’s consolidated statements of operations, respectively.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

22.	SHARE BASED COMPENSATION (CONTINUED)

(c)	Shares issued to management of Dermot Entities (Note 4) (continued)

Total compensation expense relating to share options and RSUs granted to employees recognized for the years ended December 31, 2014, 2015 and 2016 is as follows:

	For the year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
Cost of revenues	7,163	12,422	(4,110)	(592)
Sales and marketing expenses	13,482	13,488	2,490	359
General and administrative expenses	208,914	153,814	123,273	17,755
Research and development expenses	4,176	10,303	(2,924)	(421)

	233,735	190,027	118,729	17,101

23.	TAXATION

Enterprise income tax (“EIT”)

Cayman Islands

The Company is incorporated in the Cayman Islands and conducts its primary business operations through the subsidiaries and VIEs in the PRC and Hong Kong. It also has intermediate holding companies in BVI. Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains.

Hong Kong

Subsidiaries in Hong Kong are subject to Hong Kong profits tax rate of 16.5% for the years ended December 31, 2014, 2015 and 2016.

Taiwan

DYX Taiwan branch is incorporated in Taiwan and is subject to Taiwan profits tax rate of 17% for the years ended December 31, 2014, 2015 and 2016.

The PRC

The Company’s PRC subsidiaries are incorporated in the PRC and subject to PRC EIT on the taxable income in accordance with the relevant PRC income tax laws.

Effective January 1, 2008, the statutory corporate income tax rate is 25%, except for certain entities eligible for preferential tax rates.

21Vianet Beijing was qualified for a High and New Technology Enterprises (“HNTE”) since 2008 and is eligible for a 15% preferential tax rate. In October 2014, 21Vianet Beijing obtained a new certificate, which will expire in October 2017. In accordance with the PRC Income Tax Laws, an enterprise awarded with the HNTE status may enjoy a reduced EIT rate of 15%. For the years ended December 31, 2014, 2015 and 2016, 21Vianet Beijing enjoyed a preferential tax rate of 15%.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

23.	TAXATION (CONTINUED)

Enterprise income tax (“EIT”) (continued)

In April 2011, 21Vianet (Xi’an) Information Outsourcing Industry Park Services Co., Ltd (“Xi’an Sub”), a subsidiary located in Shaanxi Province, qualified for a preferential tax rate of 15%. The preferential tax rate is awarded for companies that have operations in certain industries and meet the criteria of the Preferential Tax Policies for Development of the West Regions. The entity’s qualification will need to be assessed on an annual basis. For the years ended December 31, 2014, 2015 and 2016, Xi’an Sub enjoyed a preferential tax rate of 15%.

In July 2012, Gehua, a subsidiary located in Guangdong Province, qualified as an HNTE and is eligible for a 15% preferential tax rate effective from 2012 to 2014, and thereafter for an additional three years if it is able to meet the HNTE technical and administrative requirements in those three years. Gehua has successfully renewed the HNTE certificate in 2015. For the years ended December 31, 2014, 2015 and 2016, Gehua enjoyed a preferential tax rate of 15%.

In June 2009, BJ Fastweb, a subsidiary located in Beijing, qualified as an HNTE and is eligible for a 15% preferential tax rate effective from 2009 to 2011, and thereafter for an additional three years if it is able to meet the HNTE technical and administrative requirements in those three years. BJ Fastweb has successfully renewed the HNTE certificate in 2015. For the years ended December 31, 2014, 2015 and 2016, BJ Fastweb enjoyed a preferential tax rate of 15%.

In December 2013, WiFire BJ, a subsidiary located in Beijing, qualified as an HNTE and became eligible for a 15% preferential tax rate effective from 2013 to 2015, and thereafter for an additional three years if it is able to meet the HNTE technical and administrative requirements in those three years. Wifire BJ has successfully reviewed the HNTE certificate in 2016. For the years ended December 31, 2014, 2015 and 2016, WiFire BJ enjoyed a preferential tax rate of 15%.

In 2013, BJ iJoy qualified as a software enterprise which allows the Company to utilize a two-year 100% exemption for 2013 and 2014 followed by a three-year half-reduced EIT rate effective for the years from 2015 to 2017. For the years ended December 31, 2013 and 2014, BJ iJoy enjoyed the 100% tax exemption for its taxable income. For the year ended December 31, 2015 and 2016, BJ iJoy enjoyed the half-reduced EIT rate for its taxable income.

In 2010, GD Tianying, a subsidiary located in Guangdong Province, qualified as an HNTE and is eligible for a 15% preferential tax rate effective from 2010 to 2012, and thereafter for an additional three years if it is able to meet the HNTE technical and administrative requirements in those three years. The Company’s HNTE certificate expired as of December 31, 2012 and the Company obtained a renewed certificate in October 2013, which has expired on October 12, 2016. For the years ended December 31, 2014 and 2015, GD Tianying enjoyed a preferential tax rate of 15%. For the year ended December 31, 2016, GD Tianying was subject to the statutory tax rate of 25%.

In October 2015, SH Blue Cloud, a subsidiary located in Shanghai, qualified as an HNTE and became eligible for a 15% preferential tax rate effective from 2015 to 2017, and thereafter for an additional three years if it is able to meet the HNTE technical and administrative requirements in those three years. For the years ended December 31, 2015 and 2016, SH Blue Cloud enjoyed a preferential tax rate of 15%.

In November 2016, SZ DYX, a subsidiary located in Guangdong Province, qualified as an HNTE and became eligible for a 15% preferential tax rate effective from 2016 to 2018, and thereafter for an additional three years if it is able to meet the HNTE technical and administrative requirements in those three years. For the year ended December 31, 2016, SZ DYX enjoyed a preferential tax rate of 15%.

In 2010 and 2012, SC Aipu and Yunnan Aipu Network Technology Co., Ltd. (“YN Aipu”), respectively, qualified for a preferential tax rate of 15%. The preferential tax rate is awarded for companies that have

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

23.	TAXATION (CONTINUED)

Enterprise income tax (“EIT”) (continued)

operations in certain industries and meet the criteria of the Preferential Tax Policies for Development of the West Regions. The qualification will need to be reviewed on an annual basis. For the years ended December 31, 2014, 2015 and 2016, SC Aipu and YN Aipu enjoyed a preferential tax rate of 15%.

The Company’s other PRC subsidiaries were subject to EIT at a rate of 25% for the years ended December 31, 2014, 2015 and 2016.

The New EIT Law also provides that enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC are considered PRC tax resident enterprises and subject to PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. As of December 31, 2016, no detailed interpretation or guidance has been issued to define “place of effective management”. Furthermore, as of December 31, 2016, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. If the Company is deemed as a PRC tax resident, it would be subject to PRC tax under the New CIT Law. The Company will continue to monitor changes in the interpretation or guidance of this law.

Loss before income taxes consists of:

	For the year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
Non-PRC	(485,539)	(256,279)	(155,364)	(22,377)
PRC	173,735	(97,166)	(787,718)	(113,454)

	(311,804)	(353,445)	(943,082)	(135,831)

Income tax (expense) benefits comprises of:

	For the year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
Current	(45,401)	(68,092)	(54,772)	(7,889)
Deferred	28,728	20,262	65,932	9,496

	(16,673)	(47,830)	11,160	1,607

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

23.	TAXATION (CONTINUED)

Enterprise income tax (“EIT”) (continued)

The reconciliation of tax computed by applying the statutory income tax rate of 25% for the years ended December 31, 2014, 2015 and 2016 applicable to the PRC operations to income tax (expense) benefits is as follows:

	For the year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
Loss before income taxes	(311,804)	(353,445)	(943,082)	(135,831)

Income tax benefit computed at applicable tax rates (25%)	77,951	88,361	235,770	33,958
Non-deductible expenses	(6,095)	(19,216)	(16,610)	(2,392)
Research and development expenses	6,879	6,871	7,766	1,119
Effect of tax holidays	6,305	2,743	1,691	244
Preferential rate	20,049	6,183	(11,060)	(1,593)
Current and deferred tax rate differences	(8,553)	(2,876)	(1,521)	(219)
International rate differences	(108,066)	(90,773)	(51,392)	(7,402)
Tax exempted income	2,118	—	9,878	1,423
Unrecognized tax benefits	3,872	(529)	(14,525)	(2,092)
Deferred tax expense	(3,109)	(387)	1,516	218
Change in valuation allowance	(7,704)	(36,529)	(158,724)	(22,861)
Prior year provision to return true up	(320)	(1,678)	8,371	1,204

Income tax (expense) benefits	(16,673)	(47,830)	11,160	1,607

The benefit of the tax holiday per basic and diluted earnings per share is as follows:

	For the year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
Basic	0.016	0.006	0.003	0.000

Diluted	0.016	0.006	0.003	0.000

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

23.	TAXATION (CONTINUED)

Deferred Tax

The significant components of deferred taxes are as follows:

	December 31,
	2015	2016
	RMB	RMB	US$
Deferred tax assets
Current
Allowance for doubtful debt	7,533	25,224	3,633
Accrued salary and welfare	22,843	30,236	4,355
Accrued expenses	4,474	3,955	570
Property and equipment	1,487	1,612	232
Deferred government grant-current	321	201	29
Valuation allowance	(5,545)	(17,866)	(2,574)

Net current deferred tax assets	31,113	43,362	6,245

Non-current
Tax losses	46,283	202,485	29,164
Property and equipment	18,783	13,486	1,942
Intangible assets	1,772	1,254	181
Capital lease	15,061	23,364	3,365
Deferred government grant-non-current	5,259	4,700	677
Depreciation and amortization generated from acquisitions	7,163	5,849	842
Valuation allowance	(47,421)	(193,824)	(27,916)

Net non-current deferred tax assets	46,900	57,314	8,255

Total deferred tax assets	78,013	100,676	14,500

Non-current
Intangible assets	204,236	148,003	21,317
Property and equipment	69,038	92,687	13,350
Capitalized interest expense	6,700	11,789	1,698
Gain generated from equity method investments	13,238	22,221	3,200

Total non-current deferred tax liabilities	293,212	274,700	39,565

As of December 31, 2016, the Company has net tax operating losses from its PRC subsidiaries and its Consolidated VIEs, as per filed tax returns, of RMB778,587 (US$112,140), which will expire between 2017 to 2021.

As of December 31, 2016, the Company intends to permanently reinvest the undistributed earnings from other foreign subsidiaries to fund future operations. As of December 31, 2016, the total amount of undistributed earnings from its PRC subsidiaries as well as VIEs was RMB1,025,340 (US$147,680). The amount of unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries is not determined because such a determination is not practicable.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

23.	TAXATION (CONTINUED)

Unrecognized Tax Benefits

As of December 31, 2015 and 2016, the Company recorded unrecognized tax benefits of RMB14,492 and RMB28,689 (US$4,132), respectively.

The unrecognized tax benefits and its related interest are primarily related to the application of a reduced income tax rate not yet approved and unqualified deemed profit tax filing method. RMB21,610 of the total unrecognized tax benefits, ultimately recognized, will impact the effective tax rate. It is possible that the amount of uncertain tax benefits will change in the next 12 months, however, an estimate of the range of the possible outcomes cannot be made at this time.

A roll-forward of unrecognized tax benefits is as follows:

	For the year ended December 31,
	2015	2016
	RMB	RMB	US$
Balance at beginning of year	16,682	11,802	1,700
Reversal based on tax positions related to prior years	(11,144)	(258)	(37)
Additions based on tax positions related to the current year	6,264	11,676	1,682

Balance at end of year	11,802	23,220	3,345

In the years ended December 31, 2014, 2015 and 2016, the Company (reversed) recorded interest expense of RMB(556), RMB(1,082) and RMB2,779 (US$400), respectively. Accumulated interest expense recorded by the Company was RMB2,690 and RMB5,469 (US$787) as of December 31, 2015 and 2016, respectively. As of December 31, 2016, the tax years ended December 31, 2012 through 2016 for the PRC subsidiaries remain open for statutory examination by the PRC tax authorities.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

24.	RELATED PARTY TRANSACTIONS

a)	Related parties *

Name of related parties	Relationship with the Company
aBitCool	A company owned by the same group of the Company’s Class B ordinary shareholders (1)
BitCool Media Group Limited (“Bitcool Media”)	A company controlled by aBitCool
Shanghai Shibei Hi-Tech Co., Ltd. (“SH Shibei”)	Noncontrolling shareholder of a subsidiary
A PRC citizen	Seller of iJoy
Suzhou Youpusi Information Technology Co., Ltd. (formerly known as Suzhou Aizhuoyi Information Technology Co., Ltd.) (“SZ Youpusi”)	A company controlled by the seller of iJoy
Mr. Li	Noncontrolling shareholder of Aipu Group
Upwise Investment Limited (“Upwise”)	Seller of Dermot Entities
Dyxnet Internet Center Limited (“DIC”)	A related party of the seller of Dermot Entities
Dyxnet Corporate Service Limited (“DCS”)	A related party of the seller of Dermot Entities
Beijing Cheetah Mobile Technology Co., Ltd. (“BJ Cheetah”) (2)	A company controlled by principal shareholder of the Company
Chengdu Xishanju Shiyou Technology Co., Ltd. (“CD Xishanju”) (2)	A company controlled by principal shareholder of the Company
Beijing Kingsoft Cloud Network Technology Co., Ltd. (“BJ Kingsoft”) (2)	A company controlled by principal shareholder of the Company
Chengdu Kingsoft Digital Entertainment Technology Co., Ltd. (“CD Kingsoft”) (2)	A company controlled by principal shareholder of the Company
Xiaomi Communication Technology Co., Ltd. (“Xiaomi Communication”) (3)	A company controlled by principal shareholder of the Company
Taiwan Xiaomi Communication Technology Co., Ltd. (“TW Xiaomi”) (3)	A company controlled by principal shareholder of the Company
Xiaomi Technology Co., Ltd. (“Xiaomi Technology”) (3)	A company controlled by principal shareholder of the Company
Beijing Xiaomi Mobile Software Co., Ltd. (“BJ Xiaomi”) (3)	A company controlled by principal shareholder of the Company
Chengdu Xingpu Investment Management Co., Ltd. (“CD Xingpu”)	A related party of Mr. Li
Anlai Network Communication Technology Company Limited (“Anlai”)	Seller of Dermot Entities
WNT Technology Limited (“WNT Technology”)	A related party of Lap Man
Chengdu Guotao Communication Co., Ltd (“CD Guotao”)	Noncontrolling shareholder of Aipu
Dyxnet Data Centre Services Limited(“DCSS”)	Lap Man as Common director, a related party of seller of Dermot entities

*	These are the related parties that have engaged in significant transactions with the Company for the year ended December 31, 2014, 2015 and 2016.
(1)

There are certain shareholders (“Common Shareholders”) that are shareholders of both aBitCool and the Company. As of December 31, 2016, in terms of economic interests and voting power, the Common Shareholders’ ownership interests in the Company were 5.89% and 15.42% while their ownership interests

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
(2)	These companies and Kingsoft are ultimately controlled by the same party. Kingsoft made a significant investment in the Company in 2015 and 2016 (note 28).
(3)	These companies and Xiaomi are ultimately controlled by the same party. Xiaomi made a significant investment in the Company in 2015 and 2016 (note 28).

b)	Other than disclosed elsewhere, the Company had the following significant related party transactions for the years ended December 31, 2014, 2015 and 2016:

	For the years ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
Services provided to:
- Xiaomi Communication	—	27,144	113,458	16,341
- BJ Kingsoft	—	7,969	19,471	2,804
- BJ Xiaomi	—	275	11,689	1,684
- BJ Cheetah	—	6,712	9,478	1,365
- CD Xishanju	—	3,379	2,320	334
- TW Xiaomi	—	91	93	13
- Upwise	143	204	—	—
- DCS	18	73	—	—
- DIC	—	508	—	—

Services provided by:
- DCSS	—	—	10,883	1,567
- DIC	4,106	10,764	7,053	1,016
- WNT Technology	—	—	2,125	306
- BJ Kingsoft	—	—	1,045	151
- DCS	587	9,259	—	—
- Upwise	97	253	—	—

Purchases of equipment and property from:
- DIC	—	—	3,079	443
- SZ Youpusi	80,059	3,577	1,410	203
- DCS	330	—	—	—
- CD Xingpu	—	37,101	—	—

Loans provided to:
- Seller of Aipu Group	98,500	—	—	—
- BitCool Media	22,792	—	—	—

Loan from:
- CD Guotao	—	—	3,483	502

Repayment of loans:
- BitCool Media	35,380	—	—	—

Receipt of interest income from loan to:
- BitCool Media	1,553	—	—	—

Interest income from loan to:
- BitCool Media	956	1,211	—	—

Management service provided by:
- DCS	8,949	16,602	—	—

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

24.	RELATED PARTY TRANSACTIONS (CONTINUED)

c)	The Company had the following related party balances as of December 31, 2015 and 2016:

	December 31,
	2015	2016
	RMB	RMB	US$
Amounts due from related parties:
Current:
- Seller of Aipu Group	28,500	98,500	14,187
- Seller of iJoy	25,974	27,748	3,997
- Xiaomi Communication	9,367	22,473	3,237
- CD Xingpu	—	12,466	1,795
- SH Shibei	9,800	9,800	1,411
- BJ Cheetah	2,590	4,776	688
- BJ Kingsoft	3,561	3,864	557
- BJ Xiaomi	—	1,631	235
- SZ Youpusi	863	817	118
- CD Xishanju	1,469	256	37
- TW Xiaomi	20	—	—
- Bitcool Media	22,605	—	—
- Upwise	327	—	—
- DCS	61	—	—
- Others	—	284	40

	105,137	182,615	26,302

Non-current:
- Seller of Aipu Group	70,000	—	—

Amounts due to related parties:
Current:
- Seller of the Managed Network Entities	47,755	47,755	6,878
- Seller of iJoy	61,436	38,131	5,492
- Seller of Aipu Group	76,666	30,000	4,321
- CD Guotao	—	3,483	502
- BJ Kingsoft	—	1,105	159
- SZ Youpusi	—	667	96
- DCS	894	—	—
- Xiaomi Technology	210	361	52
- CD Xingpu	1,000	43	6
- DIC	789	11	2
- Seller of WiFire BJ and Yilong	2,970	—	—
- Sellers of Dermot Entities	205,800	—	—
- Upwise	41	—	—
- CD Kingsoft	5	—	—
- BJ Cheetah	22	—	—
- Others	—	372	53

	397,588	121,928	17,561

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

24.	RELATED PARTY TRANSACTIONS (CONTINUED)

	December 31,
	2015	2016
	RMB	RMB	US$
Non-current:
- Seller of Tianying	16,350	—	—
- Seller of Aipu Group	11,034	—	—

	27,384	—	—

25.	SEGMENT REPORTING

The operations of the Company are organized into two segments, consisting of the Hosting and related services and Managed network services. The Company derives the results of the segments directly from its internal management reporting system. The CODM measures the performance of each segment based on metrics of revenue and earnings from operations and uses these results to evaluate the performance of, and to allocate resources to, each of the segments. Because substantially all of the Group’s long-lived assets and revenues are located in and derived from the PRC, geographical segments are not presented.

The table below provides a summary of the Group’s operating segment results for the years ended December 31, 2014, 2015 and 2016.

	For the years ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
	(In thousands)
Hosting and related services
Revenues	1,505,233	2,369,223	2,668,655	384,366
Operating profit (loss)	9,882	(64,658)	44,101	6,352
Managed network services
Revenues	1,371,214	1,265,149	973,119	140,159
Operating loss	(124,582)	(219,575)	(884,297)	(127,365)

Group consolidated revenue	2,876,447	3,634,372	3,641,774	524,525
Group consolidated operating loss	(114,700)	(284,233)	(840,196)	(121,013)

26.	RESTRICTED NET ASSETS

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

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

26.	RESTRICTED NET ASSETS (CONTINUED)

A foreign-invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign-invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. 21Vianet China was established as a foreign-invested enterprise and, therefore, is subject to the above mandated restrictions on distributable profits. As of December 31, 2015 and 2016, the Company’s PRC subsidiaries had appropriated RMB63,174 and RMB64,622 (US$9,308), respectively, in its statutory reserves.

As a result of these PRC laws and regulations subject to the limit discussed above that require annual appropriations of 10% of after-tax income to be set aside, prior to payment of dividends as general reserve fund, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. Amounts restricted include paid-in capital and statutory reserve funds of the Company’s PRC subsidiaries and the equity of the Consolidated VIEs, as determined pursuant to PRC generally accepted accounting principles, totaling an aggregate of RMB4,217,827 (US$607,493) as of December 31, 2016.

27.	LOSS PER SHARE

Basic and diluted loss per share for each of the years presented are calculated as follows:

	For the year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
Numerator:
Net loss	(328,477)	(401,275)	(931,922)	(134,224)
Net (profit) loss attributable to noncontrolling interest and redeemable noncontrolling interest	(20,003)	(26,824)	298,324	42,968

Net loss attributable to ordinary shareholders	(348,480)	(428,099)	(633,598)	(91,256)
Plus: (Increase) decrease in accretion of redeemable noncontrolling interests	(7,850)	7,850	(210,485)	(30,316)

Adjusted net loss attributable to ordinary shareholders	(356,330)	(420,249)	(844,083)	(121,572)

Denominator:
Weighted-average number of shares outstanding—basic	401,335,788	492,065,239	617,169,833	617,169,833
Weighted-average number of shares outstanding—diluted	401,335,788	492,065,239	617,169,833	617,169,833
Loss per share—Basic:
Net loss	(0.89)	(0.85)	(1.37)	(0.20)

	(0.89)	(0.85)	(1.37)	(0.20)

Loss per share—Diluted:
Net loss	(0.89)	(0.85)	(1.37)	(0.20)

	(0.89)	(0.85)	(1.37)	(0.20)

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

27.	LOSS PER SHARE (CONTINUED)

In 2013, 2015 and 2016, the Company issued 6,000,000, 7,200,000 and 4,500,000 ordinary shares to its share depositary bank which will be used to settle stock option awards upon their exercise, respectively. No consideration was received by the Company for this issuance of ordinary shares. These ordinary shares are legally issued and outstanding but are treated as escrowed shares for accounting purposes and therefore, have been excluded from the computation of loss per share. Any ordinary shares not used in the settlement of stock option awards will be returned to the Company.

Contingently issuable shares related to the portion of contingent consideration for the acquisitions in the form of shares that are based on targets that have been fixed are included in the computation of basic loss per share as the Company does not expect any circumstances under which these shares would not be issued.

28.	SHARE CAPITAL

In May 2014, the Company’s annual general meeting of shareholders authorized share capital of the Company be increased from (A) US$7,700 divided into (i) 470,000,000 Class A Ordinary Shares of a nominal or par value of US$0.00001 each and (ii) 300,000,000 Class B Ordinary Shares of a nominal or par value of US$0.00001 each to (B) US$15,000 divided into (i) 1,200,000,000 Class A Ordinary Shares of a nominal or par value of US$0.00001 each and (ii) 300,000,000 Class B Ordinary Shares of a nominal or par value of US$0.00001 each, by the creation of an additional 730,000,000 Class A Ordinary Shares with a nominal or par value of US$0.00001 each to rank pari passu in all respects with the existing Class A Ordinary Shares.

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

In May 2016, the Company issued 31,996,874 Class A ordinary shares and 111,053,390 Class B ordinary shares at the subscription price of approximately US$2.712 per ordinary share, or US$16.274 per ADS to Tuspark Innovation Venture Limited.

In May 2016, the Company also issued 10,087,476 Class A ordinary shares to the sellers of certain acquired Entities in settlement of the contingent purchase considerations.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

29.	REDEEMABLE NONCONTROLLING INTERESTS

	For the year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
Balance as of January 1	—	773,706	790,229	113,817
Acquisition of Aipu Group (Note 4)	748,040	—	—	—
Current profit (loss)	17,816	24,373	(300,714)	(43,312)
Increase (decrease) in accretion of redeemable noncontrolling interests	7,850	(7,850)	210,485	30,316

Balance as of December 31	773,706	790,229	700,000	100,821

30.	FAIR VALUE MEASUREMENTS

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

Cash equivalents, fixed rate time deposits and bonds payable are classified within Level 1 because they are valued by using quoted market prices.

Floating rate principal unguaranteed investments and fixed rate principal guaranteed investments are classified within Level 2 because the underlying assets values within these investments are directly observable in the marketplace.

The mandatorily redeemable noncontrolling interests (Note 1(c)), the contingent considerations for the acquired businesses (Note 4), the share-settled bonuses, liability classified RSU and long term investments are classified within Level 3. The fair value of the noncontrolling interest was estimated using the income approach based on the discounted cash flows (“DCF”) model, with adjustments for the lack of control and lack of marketability that market participants would consider when estimating the fair value of the noncontrolling interests in the Consolidated VIE. The contingent considerations are based on the achievement of certain financial targets in accordance with the sales and purchase agreements for the various periods, as well as other non-financial measures. The revenue and net profit targets were calculated based on the DCF model. The DCF model involves applying appropriate discount rates to estimated cash

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

30.	FAIR VALUE MEASUREMENTS (CONTINUED)

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

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair value measurement using:
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)	Fair value at December 31, 2015
	RMB	RMB	RMB	RMB
Cash equivalents:
- Fixed rate time deposits	771,723	—	—	771,723

Held-to-maturity short-term investments:
- Floating rate principal unguaranteed investments	—	102,300	—	102,300

Long-term investments:
- Available-for-sale investments	—	—	2,597	2,597

Assets	771,723	102,300	2,597	876,620

Long-term borrowings:
- Bonds payable	2,193,744	—	—	2,193,744

Other liabilities:
- Share-settled bonuses	—	—	41,352	41,352
- Mandatorily redeemable noncontrolling interests in Asia Cloud Investment	—	—	100,000	100,000

Amounts due to related parties:
- Contingent consideration payables in relation to the acquisition of subsidiaries	—	—	372,256	372,256

Liabilities	2,193,744	—	513,608	2,707,352

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

30.	FAIR VALUE MEASUREMENTS (CONTINUED)

	Fair value measurement using:
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)	Fair value at December 31, 2016
	RMB	RMB	RMB	RMB	US$
Cash equivalents:
- Fixed rate time deposits	588,589	—	—	588,589	84,774

Held-to-maturity short-term investments:
- Fixed rate time deposits	277,946	—	—	277,946	40,033

Long-term investments
- Available-for-sale investments	—	—	7,921	7,921	1,141

Assets	866,535	—	7,921	874,456	125,948

Long-term borrowings:
- Bonds payable	418,497	—	—	418,497	60,276

Other liabilities:
- Share-settled bonuses	—	—	37,526	37,526	5,405
- Liability classified RSU			34,612	34,612	4,985

Amounts due to related parties:
- Contingent consideration payable in relation to the acquisition of subsidiaries	—	—	65,797	65,797	9,477

Liabilities	418,497	—	137,935	556,432	80,143

The following table presents a reconciliation of all liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3):

Contingent consideration payables
RMB
Fair value at January 1, 2015	548,017
Changes in the fair value	43,325
Payment of cash consideration	(4,543)
Reclassification to equity upon resolution of contingencies	(214,543)
Transfers in and/or out of Level 3	—

Fair value at December 31, 2015	372,256

Changes in the fair value	(93,307)
Payment of cash consideration	(2,617)
Reclassification to equity upon resolution of contingencies	(210,535)
Transfers in and/or out of Level 3	—

Fair value at December 31, 2016	65,797

Fair value at December 31, 2016 (US$)	9,477

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

30.	FAIR VALUE MEASUREMENTS (CONTINUED)

Share-settled bonuses
RMB
Fair value at January 1, 2015	14,913
Increase in bonuses settled in shares during 2015	41,146
Changes in the fair value	5,683
Reclassification to equity	(19,072)
Reclassification to “Accrued expenses and other payables-Others”	(1,318)
Transfers in and/or out of Level 3	—

Fair value at December 31, 2015	41,352

Increase in bonuses settled in shares during 2016	37,678
Changes in the fair value	(5,319)
Reclassification to equity	(15,890)
Reclassification to “Accrued expenses and other payables-Others”	—
Bonuses settled in cash during 2016	(20,295)
Transfers in and/or out of Level 3	—

Fair value at December 31, 2016	37,526

Fair value at December 31, 2016 (US$)	5,405

Liability classified RSU
RMB
Fair value at January 1, 2016	—
Increase in liability classified RSU	36,834
Reclassification to equity	(2,222)
Transfers in and/or out of Level 3	—
Fair value at December 31, 2016	34,612

Fair value at December 31, 2016 (US$)	4,985

Mandatorily redeemable noncontrolling interests in Asia Cloud Investment
RMB
Fair value at January 1, 2016	100,000
Changes in the fair value	—
Transfers in and/or out of Level 3 (Note 1(c))	(100,000)

Fair value at December 31, 2016	—

Fair value at December 31, 2016 (US$)	—

Changes in the fair value of the contingent purchase consideration payables will be recorded in the consolidated financial statements of operations. The Company’s valuation techniques used to measure the fair value of the contingent consideration payable were derived from management’s assumptions of estimations as discussed above.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

31.	COMMITMENTS AND CONTINGENCIES

Capital commitments

As of December 31, 2016, the Company has the following commitments to purchase certain computer and network equipment and construction in progress:

	RMB	US$
2017	140,834	20,284
2018	33,531	4,829
2019	13,916	2,004

	188,281	27,117

Operating lease commitments

The Company leases facilities in the PRC, Hong Kong and United States under non-cancelable operating leases expiring on different dates. For the years ended December 31, 2014, 2015 and 2016, total rental expenses for all operating leases amounted to RMB56,247, RMB92,520 and RMB93,869 (US$13,520), respectively. As of December 31, 2016, the Company has future minimum lease payments under non-cancelable operating leases with initial terms in excess of one year in relation to office premises and data center space consisting of the following:

	RMB	US$
2017	124,557	17,940
2018	77,354	11,141
2019	49,505	7,130
2020	35,985	5,183
2021 and thereafter	157,641	22,705

	445,042	64,099

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. The terms of the leases do not contain material rent escalation clauses or contingent rents.

Bandwidth and cabinet capacity purchase commitments

As of December 31, 2016, the Company had outstanding purchase commitments in relation to bandwidth and cabinet capacity consisting of the following:

	RMB	US$
2017	1,141,347	164,388
2018	48,959	7,052
2019	37,352	5,380
2020	35,317	5,087
2021 and thereafter	96,891	13,955

	1,359,866	195,862

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

31.	COMMITMENTS AND CONTINGENCIES (CONTINUED)

Managed Network Services

As of December 31, 2016, the Company was in the process of negotiation with the seller of the Managed Network Entities on the quality assessment of the fiber optic network subsequent to the completion of construction. As this is a pending event subsequent to the acquisition which is unrelated to the original acquisition, the Company concluded that the accounting for any settlement should be separated from that of the business combination. Based on the Company’s best estimate, the fair value of the related contingent consideration in shares of RMB47,755, as determined based on the remeasured amount of December 31, 2012, is accrued as a contingent payable pursuant to ASC 450, Contingencies. The Company is negotiating with the seller of the Managed Network Entities to come to an agreement on the quality assessment of the fiber optic network as of December 31, 2016 and the Company’s estimate of the contingent payable remains unchanged.

Income Taxes

As of December 31, 2016, the Group has recognized an accrual of RMB28,689 (US$4,132) for unrecognized tax benefits and its interest (Note 23). The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of statutes of limitation. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties. As of December 31, 2016, the Group classified the accrual for unrecognized tax benefits as a non-current liability.

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

32.	SUBSEQUENT EVENTS

In March 2017, the Company entered into an investment agreement with Warburg Pincus to establish a multi-stage joint venture and build a digital real estate platform in China. The Company will seed the initial JV with four existing high-performing IDC assets, valued at over US$300 million, and Warburg Pincus will contribute direct capital and extensive industry network and resources in the real estate sector. The Company will continue to own 51% of the equity interests in the four existing IDC assets while Warburg Pincus will own the remaining 49%. With respect to further projects to be developed by the joint venture, the Company will initially own 49% of the equity interests and Warburg Pincus will initially own 51% of the equity interests.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

33.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

	Note		As of December 31,
			2015	2016
			RMB	RMB	US$
ASSETS
Current assets
Cash			798,200	596,871	85,967
Restricted cash			—	1,759,726	253,453
Short-term investments			—	277,946	40,033
Prepaid expenses and other current assets			66,287	103,271	14,874
Amount due from a related party	(b	)	25,974	97,748	14,079
Amount due from subsidiaries	(b	)	3,153,413	3,208,620	462,137

Total current assets			4,043,874	6,044,182	870,543

Non-current assets
Investments in subsidiaries			2,565,783	2,133,242	307,251
Amount due from a related party	(b	)	70,000	—	—
Other non-current assets			6,123	—	—

Total non-current assets			2,641,906	2,133,242	307,251

Total assets			6,685,780	8,177,424	1,177,794

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables			14,826	38,599	5,560
Short-term bank borrowings			—	1,500,000	216,045
Account payables			5,929	10,672	1,537
Interest payable			7,829	5,759	829
Amount due to related parties	(b	)	346,872	68,131	9,813
Amount due to subsidiaries	(b	)	3,728	9,732	1,402
Bonds payable	(d	)	264,250	419,316	60,394

Total current liabilities			643,434	2,052,209	295,580

Non-current liabilities
Amount due to related parties	(b	)	27,384	—	—
Bonds payable	(d	)	2,000,000	—	—

Total non-current liabilities			2,027,384	—	—

Total liabilities			2,670,818	2,052,209	295,580

Shareholders’ equity:
Class A Ordinary shares (par value of US$0.00001 per share; 1,200,000,000 and 1,200,000,000 shares authorized; 458,916,346 and 505,207,968 shares issued and outstanding as of December 31, 2015 and 2016, respectively)			30	33	4
Class B Ordinary shares (par value of US$0.00001 per share; 300,000,000 and 300,000,000 shares authorized; 63,596,248 and 174,649,638 shares issued and outstanding as of December 31, 2015 and 2016, respectively)			4	12	2
Additional paid-in capital			6,403,117	9,015,846	1,298,551
Accumulated other comprehensive (loss) income			(24,236)	118,290	17,037
Accumulated deficit			(2,170,811)	(2,804,409)	(403,918)
Treasury stock			(193,142)	(204,557)	(29,462)

Total shareholders’ equity			4,014,962	6,125,215	882,214

Total liabilities and shareholders’ equity			6,685,780	8,177,424	1,177,794

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

33.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

Condensed statements of operations

	For the year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
Operating Expenses
General and administrative expenses	(125,859)	(166,662)	(124,450)	(17,923)
Changes in the fair value of contingent purchase consideration payables	(22,629)	(43,325)	93,307	13,439

Operating loss	(148,488)	(209,987)	(31,143)	(4,484)
Other income	(199,418)	(152,100)	(169,915)	(24,473)
Share of losses from subsidiaries and Consolidated VIEs	(574)	(66,012)	(432,540)	(62,299)

Loss before income taxes	(348,480)	(428,099)	(633,598)	(91,256)
Income tax expense	—	—	—	—

Net loss	(348,480)	(428,099)	(633,598)	(91,256)

Condensed statements of comprehensive loss

	For the year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
Net loss	(348,480)	(428,099)	(633,598)	(91,256)
Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustments, net of tax of nil	16,835	41,518	142,526	20,528

Other comprehensive loss, net of tax of nil:	16,835	41,518	142,526	20,528

Comprehensive loss	(331,645)	(386,581)	(491,072)	(70,728)

Comprehensive loss attributable to the Company’s ordinary shareholders	(331,645)	(386,581)	(491,072)	(70,728)

Condensed statements of cash flows

	For the year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
Net cash used in operating activities	(23,952)	(26,621)	(78,567)	(11,316)
Net cash used in investing activities	(1,186,053)	(977,300)	(617,613)	(88,955)
Net cash generated from financing activities	623,214	1,798,230	494,851	71,273

Net (decrease) increase in cash	(586,791)	794,309	(201,329)	(28,998)
Cash at beginning of the year	590,682	3,891	798,200	114,965

Cash at end of the year	3,891	798,200	596,871	85,967

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

33.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

(a)	Basis of presentation

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

(b)	Related party transactions

The Company had the following related party balances as of December 31, 2015 and 2016:

	December 31,
	2015	2016
	RMB	RMB	US$
Amount due from subsidiaries
- 21Vianet HK	2,997,103	3,037,249	437,455
- Xi’an Holding	6,563	7,011	1,010
- Ventures	19,546	27,124	3,907
- Asia Cloud Technology	4,157	—	—
- WiFire Group	649	4,301	619
- Fastweb Technology	54,364	60,574	8,724
- 21V Mobile	71,031	72,361	10,422

	3,153,413	3,208,620	462,137

Amount due from related parties
Current:
- Seller of iJoy	25,974	27,748	3,997
- Seller of Aipu Group	—	70,000	10,082

	25,974	97,748	14,079

Non-current:
- Seller of Aipu Group	70,000	—	—

Amount due to subsidiaries
- 21Vianet Technology	7	7	1
- 21Vianet Beijing	3,719	9,713	1,400
- 21Vianet China	2	2	—
- DYX	—	10	1

	3,728	9,732	1,402

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

33.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

(b)	Related party transactions (continued)

	December 31,
	2015	2016
	RMB	RMB	US$
Amount due to related parties
Current:
- Sellers of WiFire BJ &Yilong	2,970	—	—
- Seller of Aipu Group	76,666	30,000	4,321
- Seller of Dermot Entities	205,800	—	—
- Seller of iJoy	61,436	38,131	5,492

	346,872	68,131	9,813

Non-current:
- Sellers of Tianying	16,350	—	—
- Seller of Aipu Group	11,034	—	—

	27,384	—	—

(c)	Commitments

Operating lease commitments

The Company leases a facility in the United States under non-cancelable operating lease expiring on March 1, 2025. For the year ended December 31, 2014, 2015 and 2016, total rental expense for the operating lease amounted to nil, RMB13,952 and RMB15,824 (US$2,279).

As of December 31, 2016, the Company has future minimum lease payments under non-cancelable operating leases with initial terms in excess of one year in relation to data center space consisting of the following:

	RMB	US$
2017	18,532	2,669
2018	18,996	2,736
2019	19,471	2,804
2020	19,957	2,874
2021 and thereafter	90,486	13,033

	167,442	24,116

(d)	Bonds payable

On March 22, 2013, the Company issued and sold 2016 Bonds with an aggregate principal amount of RMB1,000,000 at a coupon rate of 7.875% per annum. The 2016 Bonds were due and fully repaid in March 2016.

On June 26, 2014, the Company issued and sold 2017 Bonds with an aggregate principal amount of RMB2,000,000 at a coupon rate of 6.875% per annum. The 2017 Bonds will mature on June 26, 2017. The 2017 Bonds were listed and quoted on the Official List of the Singapore Exchange Securities

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

33.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

(d)	Bonds payable (continued)

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

In August 2016, the Company repurchase 78.97% of the outstanding 2017 Bonds with the total principal amount of RMB1,579,400 (US$227,481). Payment of accrued interests was RMB18,742 (US$2,702). The debt extinguishment loss amounting to RMB29,841 (US$4,298) was recognized in earnings upon the repurchase.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

21Vianet Group, Inc.

By:	/s/ Sheng Chen
	Name:	Sheng Chen
	Title:	Executive Chairman of Board of Directors

Date: April 12, 2017