Form 20-F
period 2017-12-31
21Vianet Group, Inc.
filed 2018-04-12
CIK 1508475

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017.

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

Ms. Sharon Xiao Liu, Chief Financial Officer

21Vianet Group, Inc.

M5, 1 Jiuxianqiao East Road,

Chaoyang District

Beijing, 100016

The People’s Republic of China

Phone: (86) 10 8456-2121

Facsimile: (86) 10 8456-4234

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 496,636,128 Class A ordinary shares issued and outstanding and excluding treasury shares, and 174,649,638 Class B ordinary shares, par value US$0.00001 per share, as of December 31, 2017.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer ”, and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

Our selected consolidated financial data presented below for the years ended December 31, 2015, 2016 and 2017 and our balance sheet data as of December 31, 2016 and 2017 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our audited consolidated financial statements are prepared in accordance with U.S. GAAP.

Our selected consolidated financial data presented below for the year ended December 31, 2013 and 2014 and our balance sheet data as of December 31, 2013, 2014 and 2015 have been derived from our audited financial statements not included in this annual report.

Starting in 2016, we began reporting our operating results in two operating segments, namely hosting and related services and managed network services. Content delivery network services, or CDN services, which were previously offered as part of our hosting and related services business segment, were moved to the managed network services business segment in the fourth quarter of 2016. Our consolidated statements of operations for the years ended December 31, 2014, 2015 and 2016 as presented in this annual report were modified to reflect this change in segment reporting for consistency purposes. Our consolidated states of operation for the years ended December 31, 2013 were not modified to reflect such change.

In September 2017, we completed the disposal of our managed network services business segment, including CDN services, hosting area network services, route optimization and last-mile broadband businesses, and deconsolidated the financial results related to the managed network services business segment in our consolidated statements of operations starting from the fourth quarter of 2017.

	For the Year Ended December 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Net revenues:
Hosting and related services	1,259,260	1,505,233	2,369,223	2,668,655	2,975,178	457,276
Managed network services	707,457	1,371,214	1,265,149	973,119	417,527	64,173

Total net revenues	1,966,717	2,876,447	3,634,372	3,641,774	3,392,705	521,449
Cost of revenues(1)	(1,449,845)	(2,066,304)	(2,780,614)	(2,929,638)	(2,634,295)	(404,884)

Gross profit	516,872	810,143	853,758	712,136	758,410	116,565
Operating (expenses) income:
Sales and marketing expenses(1)	(154,479)	(287,229)	(359,460)	(352,926)	(256,682)	(39,451)
Research and development expenses(1)	(77,831)	(121,676)	(142,835)	(149,337)	(149,143)	(22,923)
General and administrative expenses(1)	(186,357)	(483,396)	(568,741)	(639,648)	(519,950)	(79,915)
Allowance for doubtful debt	(550)	(9,913)	(32,199)	(117,564)	(37,427)	(5,752)
Changes in the fair value of contingent purchase consideration payable	(55,882)	(22,629)	(43,325)	93,307	(937)	(144)
Impairment of long-lived assets	—	—	—	(392,947)	(401,808)	(61,757)
Impairment of goodwill	—	—	—	—	(766,440)	(117,800)
Operating income	—	—	8,569	6,783	5,439	836

Operating profit (loss)	41,773	(114,700)	(284,233)	(840,196)	(1,368,538)	(210,341)
Net loss	(47,003)	(328,477)	(401,275)	(931,922)	(917,644)	(141,040)
Net (income) loss attributable to non-controlling interest	(1,223)	(20,003)	(26,824)	298,324	144,914	22,273

Net loss attributable to Company’s ordinary shareholders	(48,226)	(348,480)	(428,099)	(633,598)	(772,730)	(118,767)

Loss per share:
Basic	(0.13)	(0.89)	(0.85)	(1.37)	(1.36)	(0.21)

Diluted	(0.13)	(0.89)	(0.85)	(1.37)	(1.36)	(0.21)

Loss per ADS:
Basic	(0.78)	(5.34)	(5.10)	(8.22)	(8.16)	(1.26)

Diluted	(0.78)	(5.34)	(5.10)	(8.22)	(8.16)	(1.26)

Shares used in loss per share computation:
Basic	364,353,974	401,335,788	492,065,239	617,169,833	672,836,226	672,836,226
Diluted	364,353,974	401,335,788	492,065,239	617,169,833	672,836,226	672,836,226

(1)	Share-based compensation was included in the related operating expense categories as follows:

	For the Year Ended December 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Allocation of share-based compensation expenses:
Cost of revenues	8,054	7,163	12,422	(4,110)	(277)	(43)
Sales and marketing expenses	13,405	13,482	13,488	2,490	(681)	(104)
Research and development expenses	5,599	4,176	10,303	(2,924)	142	22
General and administrative expenses	40,711	208,914	153,814	123,273	47,945	7,369

Total share-based compensation expenses	67,769	233,735	190,027	118,729	47,129	7,244

	As of December 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	1,458,856	644,415	1,685,054	1,297,418	1,949,631	299,653
Restricted cash (current asset)	193,020	161,649	195,230	1,963,561	242,494	37,271
Short-term investments	1,101,826	911,242	102,300	277,946	548,890	84,363
Accounts and notes receivable, net	610,413	739,945	694,108	655,459	455,811	70,057
Total current assets	3,568,488	2,831,618	3,437,921	5,158,561	4,245,542	652,528
Restricted cash (non-current asset)	219,056	121,415	128,515	33,544	3,344	514
Total assets	6,105,446	9,612,281	10,847,710	12,421,524	9,908,161	1,522,857
Total current liabilities	1,061,358	2,989,115	2,821,019	4,373,857	1,775,323	272,862
Total liabilities	3,630,145	6,611,618	6,023,106	5,570,507	4,707,157	723,477
Total mezzanine equity	—	773,706	790,229	700,000	—	—
Total shareholders’ equity	2,475,301	2,226,957	4,034,375	6,151,017	5,201,004	799,380

Exchange Rate Information

Most of our operations are conducted in China and most of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in New York City for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.5063 to US$1.00, the noon buying rate in effect as of December 29, 2017. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 6, 2018, the noon buying rate was RMB6.3045 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Noon Buying Rate
Period	Period-End	Average(1)	Low	High
	(RMB per U.S. Dollar)
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2827	6.4896	6.1870
2016	6.9430	6.6563	6.9580	6.4480
2017	6.5063	6.7350	6.9575	6.4773
October	6.6328	6.6254	6.6533	6.5712
November	6.6090	6.6200	6.6385	6.5967
December	6.5063	6.5932	6.6210	6.5063
2018
January	6.2841	6.4233	6.5263	6.2841
February	6.3280	6.3183	6.3471	6.2649
March	6.2726	6.3174	6.3565	6.2685
April (through April 6, 2018)	6.3045	6.2960	6.2785	6.3045

Source: Federal Reserve Statistical Release

Note:

(1)	Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

We may not be able to successfully implement our growth strategies.

We plan to further increase our services capacities. In 2017, we increased the aggregate number of cabinets under our management by 2,700 to 29,080. In order to support our growing customer demand, we plan to add new cabinets in 2018 through new self-built data centers, new phases of existing self-built data centers and partnered data centers, which will include those through our partnership with Warburg Pincus. In addition, we plan to expand our private optical fiber network to cover all of our major data centers throughout China and plan to increase our network services capacity. To achieve this expansion plan, we will be required to commit a substantial amount of operating and financial resources. Our planned capital expenditures, together with our ongoing operating expenses, will cause substantial cash outflows. If we are not able to generate sufficient operating cash flows or obtain alternative financings, our ability to fund our growth strategy may be limited. Alternative debt or equity financing may not be available when needed or, if available, may not be available on satisfactory terms. Any inability to obtain additional debt or equity financing or to generate sufficient cash from operations may require us to prioritize projects or curtail capital expenditures and could adversely affect our results of operations.

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

We depend on third-party suppliers for key elements of our network infrastructure, data center and telecommunication network services, and we also compete with some of the third-party suppliers, primarily China Telecom and China Unicom, for certain telecommunication resources.

Our success depends in part upon our relationships with third-party suppliers, primarily China Telecom or China Unicom, for key elements of network infrastructure and telecommunication network services, including hosting facilities and bandwidth, and to some extent, optical fibers. We directly enter into agreements with the local subsidiaries of China Telecom or China Unicom, from which we lease cabinets in the data centers built and operated by them, with power systems, cabling and wiring and other data center equipment pre-installed. Because each local subsidiary of China Telecom or China Unicom has independent authority and budget to enter into contracts, our contract terms with these subsidiaries vary and are determined on a case-by-case basis. We generally define “partnered” data centers as the data center space and cabinets we leased from China Telecom, China Unicom and other third parties through agreements. Based on the specific requests of our customers, demands in different cities and our strategy for points of presence, or POP, establishment, the locations and number of our partnered data centers may change from time to time. As of December 31, 2017, we leased a total of 5,257 cabinets that are housed in our 38 partnered data centers, accounting for 18.1% of the total number of our cabinets under management. If we are not able to secure sufficient cabinets from China Unicom and China Telecom, it will have a material adverse effect on our business prospects and results of operations.

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

We lease buildings with suitable power supplies and safe structures meeting our data center requirements and convert them into data centers by installing power generators, air conditioning systems, cables, cabinets and other equipment. We also build our own data centers from the ground up after obtaining suitable land. For a small portion of our data centers, we purchase data center equipment and install them in a property with already installed infrastructure and then lease the data center back to such property owner. We generally refer to these three types of data centers as “self-built” data centers. Our operating leases generally have three to twenty years lease terms with renewal options. As of December 31, 2017, our self-built data centers house 23,823 cabinets, or 81.9% of the total number of our cabinets under our management. We plan to renew our existing leases upon expiration. However, we may not be able to renew these leases on commercially reasonable terms, if at all. We may experience an increase in our rent payments. In addition, although the lessors of our self-built data centers generally do not have the right of early termination and we have not experienced any early termination as of the date of this annual report, the lease could be terminated early if we are in material breach of the lease agreements or the leased premises become unavailable due to reasons beyond the lessors’ control. If our leases for data centers were terminated early, we may have to relocate our data center equipment and the servers and equipment of our customers to a new building and incur significant costs related to relocation. Any relocation could also affect our ability to provide services and harm our reputation. As a result, our business and results of operations could be materially and adversely affected.

We have been named as a defendant in a putative shareholder class action lawsuit that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

We will have to defend against the putative shareholder class action lawsuit described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings—Litigation,” including any appeals of such lawsuits should our initial defense be unsuccessful. On April 9, 2018, the lead plaintiff of the putative class action filed an unopposed motion for preliminary approval of class action settlement, requesting that, among others, the Court preliminarily approve a settlement agreement that the parties reached to settle the case for US$9,000,000. The unopposed motion for preliminary approval is currently pending before the Court. In the event that the proposed settlement is not approved by the Court and/or is not consummated for any other reason, we will not be able estimate the possible loss or possible range of loss, if any, associated with the resolution of this lawsuit. In the event that our initial defense of these lawsuits is unsuccessful, there can be no assurance that we will prevail in any appeal. Any adverse outcome of these cases, including any plaintiff’s appeal of a judgment in these lawsuits, could have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

Difficulties in identifying, consummating and integrating acquisitions and alliances and potential write-off in connection with our investment or acquisitions may have a material and adverse effect on our business and results of operations.

As part of our growth strategy, we have acquired, and may in the future acquire, companies that are complementary to our business. From time to time, we may also make alternative investments and enter into strategic partnerships or alliances as we see fit. For example, in October 2012, we entered into a commercial operator agreement with Microsoft Corporation to expand Microsoft’s premier commercial public cloud services, Office 365 and Windows Azure, in China, and we further agreed with them to extend the agreement and establish a long-term partnership in March 14, 2018. In April 2013, we completed the acquisition of 100% equity interests in iJoy Holding Limited, or iJoy BVI, and its subsidiaries (collectively known as “iJoy”) with a purchase consideration of RMB97.0 million. In December 2013, we entered into a definitive agreement with IBM to introduce IBM’s premier private cloud infrastructure service and bring high-value managed private and hybrid cloud services to China and in October 2016, we launched IBM Bluemix cloud services which are now generally available in China. In September 2015, we signed a memorandum of understanding with Unisplendour Corporation Limited (UNIS) and Microsoft to provide customized hybrid cloud computing solutions and related services to Chinese users. In March 2017, we entered into an investment agreement with Warburg Pincus to establish a multi-stage joint venture and build a digital real estate platform in China, pursuant to which we and Warburg Pincus agreed to contribute assets, capital and other resources to this joint venture. In November 2017, we entered in to a definitive agreement with BMW to provide a cutting-edge turnkey solutions to BMW, as well as private and hybrid cloud services, to support BMW’s strong capacity needs in China. However, past and future acquisitions, partnerships or alliances may expose us to potential risks, including risks associated with:

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

We face competition from various industry players, including carriers such as China Telecom and China Unicom, carrier-neutral service providers in China such as SINNET, GDS and Dr. Peng, cloud services providers such as AliCloud and Tencent Cloud, as well as new market entrants in the future. As we enter into the VPN market, we face competition from Citic Telecom CPC, China Telecom, PCCW, and CBCcom. Competition is primarily centered on the quality of service and technical expertise, security, reliability and functionality, reputation and brand recognition, financial strength, the breadth and depth of services offered, and price. Some of our current and future competitors have substantially greater financial, technical and marketing resources, greater brand recognition, and more established relationships in the industry than we do. As a result, some of these competitors may be able to:

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

The global macroeconomic environment is facing challenges, including the escalation of the European sovereign debt crisis since 2011, the end of quantitative easing by the U.S. Federal Reserve and the economic slowdown in the Eurozone in 2014. Our business and operations are primarily based in China and most of our revenues are derived from our operations in China. Accordingly, our financial results have been, and are expected to continue to be, affected by the economy and data center services industry in China. Although the economy in China has grown significantly in the past decades, it still faces challenges. The Chinese economy has slowed down in recent years. According to the National Bureau of Statistics of China, China’s gross domestic product (GDP) growth slowed to 6.9% in 2017. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There is considerable uncertainty surrounding the policy decisions the Trump Administration in the United States will make, especially in regard to foreign policy, which may impact the relationship between China and the United States. There have been concerns over unrest and terrorist threats in the Middle East and Africa, which have resulted in volatility in oil and other markets, and over the conflicts involving Ukraine and Syria. There have also been concerns on the relationship among China and other countries, including surrounding Asian countries, which may potentially lead to foreign investors closing down their business or withdrawing their investment in China and thus existing the China market, and other economic effects. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

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

We derived a majority of our revenues in 2017 from customers in China’s internet industry, including online media, e-commerce, live broadcasting, social networks, online game companies, portals, search engines, mobile internet and cloud services providers. The business models of some internet companies are relatively new and have not been well proven. Many internet companies base their business prospects on the continued growth of China’s internet market, which may not happen as expected.

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

In August 2017, we issued US$200 million in aggregate principal amount of USD-denominated notes due 2020 at a coupon rate of 7.000% per annum, or the Original Notes. In September 2017, we issued US$100 million in aggregate principal amount of USD-denominated notes due 2020 at a coupon rate of 7.000% per annum, or the Notes. The Notes were priced at a slight premium of 100.04, with an effective yield of 6.98%. The Notes constitute a further issuance of, and were consolidated to form a single series with, the Original Notes. The Original Notes and the Notes are collectively referred to as the “2020 Notes”. Interest on the 2020 Notes is payable semi-annually in arrears on, or nearest to, August 17 and February 17 in each year, beginning on February 17, 2018. The 2020 Notes have restrictive covenants relating to financial ratios as well as our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. Such covenants restrict our abilities to declare dividends or incur or guarantee additional indebtedness, among other things. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” for more detailed information on restrictive covenants of the 2020 Notes.

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

In May 2016, we issued 31,996,874 Class A and 111,053,390 Class B ordinary shares to Tus-Holdings Co., Ltd., or Tus-Holdings, for an aggregate cash consideration of US$388 million.

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

As of December 31, 2017, our total consolidated indebtedness and other liabilities representing total bank borrowings, bonds payables, accounts and notes payable and accrued expenses and other payables were RMB3,147.2 million (US$483.7 million). Failure to servicing our debt would constitute an event of default under the terms of the bonds, which would have a material adverse effect on our financial condition and results of operations.

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

As China’s internet infrastructure market remains at its early stage, especially compared to those in more advanced economies, we generally operate in a more complex business environment with changing market dynamics. On one hand, the imbalance between material growth in internet traffic and the relative limited supply of high quality internet infrastructure services drives strong demand for not only data center services, but also complementary value-added services in adjacent markets, including interconnectivity services, network transmission services and cloud services among others. On the other hand, the potential changes in competitive landscape and regulations in an otherwise highly regulated market continues to present ambiguities and challenges. Therefore, we need to evaluate, on a continuously basis, the changing market dynamics and from time to time make adjustments to our growth strategies and operations accordingly. Any material changes to our strategies and operations, including adjustments to business models, new business areas and acquisitions, are evaluated financially, strategically and operationally by the management and approved by our board of directors. In 2017, after thorough evaluation by the management and approval by the board, we completed the disposal of our managed network services business segment, including CDN services, hosting area network services, route optimization and last-mile broadband businesses, as these businesses were loss-making due to the intense market competition. However, if we fail to capture new growth opportunities, or become unsuccessful in modifying our strategies and operations to adapt to these changing market conditions in a timely and cost-effective manner, our results of operations could be materially and adversely affected.

In addition, we have and may continue to expand in new business areas that we believe either strengthen our competitive position or will improve our future growth rates. Some of these new business areas require substantial upfront investments, which may precede anticipated generation of revenues. For example, as large-scale cloud service providers have increasing demands for customized data centers, we are planning to provide wholesale data center services for them. If we fail to successfully manage the progress of these new growth initiatives, or if changing market conditions prove to work against our proposed business plans, or if we fail to compete effectively with other market players, we may not be able to attract new customers and generate general revenues and profits as anticipated, which may materially and adversely affect our business expansion.

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

Due to recent changes to our management team, certain of our senior management and employees have worked together at our company for a relatively short period of time. For example, we have recently experienced turnover in our senior management ranks and hired or appointed a number of executive officers and senior management, including our co-chief executive officer and president and chief financial officer. In light of the foregoing circumstances, it may be difficult for you to evaluate the effectiveness of our senior management and their ability to address future challenges to our business. Members of our senior management may not work together effectively as a team to manage our growth successfully, which may expose us to a higher risk of internal control deficiencies and result in us losing market share, business opportunity and revenues.

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

In March 2017, we signed an investment agreement with Warburg Pincus to establish a multi-stage joint venture and build a digital real estate platform in China. The cooperation will allow us to reduce our capital expenditures in the future as Warburg Pincus will take primary responsibilities to build new wholesale data centers. However, the success of our partnership is dependent on the ability of the joint venture to source new projects and deals. There is no guarantee that the joint venture will be able to source new projects, find appropriate project financing, negotiate favorable terms with the counterparties, adhere to scheduled timelines for project completion, or navigate the Chinese real-estate market efficiently. In addition, there may be delays in completion of current projects, caused by construction delays, budget overtures, prolonged negotiations with suppliers, contractors or government entities, among other things. The failure of our cooperation with Warburg Pincus to carry out new and current projects will cause us to continue making capital expenditures to maintain our growth. Furthermore, we cannot assure you that we will be able to continuously lease data center spaces from Warburg Pincus at a commercially reasonable price in the future, and it may lease its data centers to our competitors in its sole discretion. If we fail to maintain a good relationship with Warburg Pincus or extend our partnership after the expiration of the investment agreement, our results of operations could be materially and adversely affected.

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

Our management and independent registered public accounting firm have concluded that our internal control over financial reporting as of December 31, 2017 was effective. However, we cannot assure you that in the future our management or our independent registered public accounting firm will not identify material weaknesses during the Section 404 of the Sarbanes-Oxley Act audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of our ADSs, and harm our reputation. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

We have built a strong brand in Chinese, “ “, among our customers. As our business grows or changes, we plan to continue to focus our efforts to establish a wider recognition of our brand to attract potential customers, and we may also introduce additional brands in relation to our business. We cannot assure you that we will effectively allocate our resources for these activities or succeed in maintaining and broadening our brand recognition among customers. Our major brand names and logos are registered trademarks in China. However, preventing trademark and trade name infringement or misuse could be difficult, costly and time-consuming, particularly in China. There had been incidents in the past where third parties used our brand without our authorization and we had to resort to litigation to protect our intellectual property rights. See “Item 8.A—Legal Proceedings” for our disputes with Shanghai 21Vianet Information Systems Co., Ltd. We may continue to experience similar disputes in the future or otherwise fail to fully protect our brand name, which may have an adverse effect on our business and financial results.

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

As of March 31, 2018, options to purchase 1,396,488 ordinary shares and 1,529,787 RSUs, have been granted under our 2010 share incentive plan, or the 2010 Plan, and 2014 share incentive plan, or the 2014 Plan. See “Item 6.B—Compensation of Directors and Executive Officers—Share Incentive Plans.” For the year ended December 31, 2017, we recorded RMB47.1 million (US$7.2 million) in share-based compensation expenses.

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

If a nature disaster were to occur in the future that affected Beijing or another city where we have major operations, our operations could be materially and adversely affected due to loss of personnel and damages to property. In addition, a natural disaster affecting a larger, more developed area could also cause an increase in our costs resulting from the efforts to resurvey the affected area. Even if we are not directly affected, such a disaster could affect the operations or financial condition of our customers and suppliers, which could harm our results of operations.

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

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, or Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

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

We believe that we comply with the current applicable PRC laws and regulations. Han Kun Law Offices, our PRC legal counsel, based on its understanding of the relevant laws and regulations, is of the opinion that each of the contracts composing the contractual arrangements among us, our wholly-owned PRC subsidiaries, our variable interest entities and their shareholders is valid, legally binding and enforceable upon each party of such agreements under PRC laws and regulations, and will not result in any violation of PRC laws or regulations currently in effect. However, as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, the telecommunications circular described above and the Telecommunications Regulations of the People’s Republic of China, or the Telecom Regulations, and the relevant regulatory measures concerning the telecommunications industry, therefore, we cannot assure you that the PRC government that regulate providers of data center service and other telecommunication services and other participants in the telecommunications industry would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

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

Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in our variable interest entities, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest. In addition, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. Occurrence of any of these events could materially and adversely affect our business, financial condition and results of operations. In addition, if the imposition of any of these penalties or requirement to restructure our corporate structure causes us to lose the rights to direct the activities of our variable interest entities or our right to receive their economic benefits, we would no longer be able to consolidate such variable interest entities. However, we do not believe that such actions would result in the liquidation or dissolution of our company, our wholly-owned subsidiaries in China or our variable interest entities or their subsidiaries. For the years ended December 31, 2015, 2016 and 2017, our consolidated affiliated entities contributed most of our total net revenues.

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

If we fail to acquire, obtain or maintain applicable telecommunications licenses, or are deemed by relevant governmental authorities to be operating without full compliance with the laws and regulations, our business would be materially and adversely affected.

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

Pursuant to the Cross-Regional VAT License issued to 21Vianet Beijing by the MIIT on January 17, 2012 (which was updated on January 23, 2017) with a term effective until January 23, 2022, 21Vianet Beijing is permitted to carry out its (i) full data center business (including internet resources coordination service) under the first category of “value-added telecommunications business” in Beijing; (ii) data center business (excluding internet resources coordination service) under the first category of “value-added telecommunications business” across 3 province-level municipalities and 18 cities in China; (iii) VPN services under the first category of “value-added telecommunications business” across 3 province-level municipalities and 2 cities in China; (iv) internet access service (including website access) under the first category of “value-added telecommunications business” across 13 province-level municipalities and provinces in China; and internet access service (excluding website access) under the first category of “value-added telecommunications business” across 6 province-level municipalities and provinces in China; and (v) domestic multi-party communications services under the second category of “value-added telecommunications business” across China.

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

Pursuant to the Cross-Regional VAT License issued to Shenzhen Diyixian Telecommunication Co., Ltd., or SZ DYX, by the MIIT on September 18, 2013 with a term effective until July 29, 2018, SZ DYX is permitted to carry out (i) VPN services under the first category of “value-added telecommunications business” in China; (ii) call center and information service business (limited to mobile network) under the second category of “value-added telecommunications business” across China; (iii) data center business (excluding internet data resources coordination service) under the first category of “value-added telecommunications business”, which covers the service in Beijing, Shanghai and Shenzhen; and (iv) internet access service (including website access) under the first category of “value-added telecommunications business” across 7 province-level municipalities and provinces in China

Pursuant to the VAT License issued to Shanghai Blue Cloud Technology Co., Ltd., or SH Blue Cloud, by Shanghai Communications Administration on October 20, 2017 with a term effective until October 20, 2022, SH Cloud is permitted to carry out the information service business (limited to internet information service) under the second category of “value-added telecommunications business”. In addition, pursuant to the VAT License issued to SH Blue Cloud by the MIIT on December 19, 2017 with a term effective until February 15, 2020, SH Cloud is permitted to carry out (i) full data center business (including internet data resources coordination service) under the first category of “value-added telecommunications business” in Beijing and Shanghai; (ii) CDN service under the first category of “value-added telecommunications business” in Beijing and Shanghai; (iii) VPN services under first category of “value-added telecommunications business” in Beijing and Shanghai; (iv) internet access service under the first category of “value-added telecommunications business” in Beijing and Shanghai.

We have been continuously developing our hosting service to better serve our customers, and as a result, we introduce new technologies and services from time to time to support and improve our current business. However, we cannot assure you that PRC governmental authorities will continue to deem our hosting service and any of our newly developed technologies, network and services used in our business as a type of value-added telecommunications business covered under the Cross-Regional VAT License issued to 21Vianet Beijing and SZ DYX, and the VAT License issued to BJ Yilong. Furthermore, we cannot rule out the possibility that PRC legislators or governmental authorities will promulgate any new laws or regulations or update the current and existing laws and regulations which may clearly define or categorize our hosting service and any of our newly developed technologies, network and services used in our business as a type of basic telecommunication business, which is not covered by our VAT Licenses. As we expand our networks across China, it is also possible that the MIIT, in the future, may deem our operations to have exceeded the terms of our existing licenses. Further, we cannot assure you that 21Vianet Beijing, BJ Yilong, SZ DYX and SH Blue Cloud will be able to successfully renew their value added telecommunications business operating licenses upon their expiration, or maintain their annual inspection, nor can we ensure that we will be able to obtain any other licenses necessary for us to carry out our business, or that our existing licenses will continue to cover all aspects of our operations upon their renewal.

In addition, MIIT initiated a periodical pilot scheme for mobile network resale business by issuing the Notice on Carrying out Pilot Work of Mobile Network Resale Business on May 17, 2013, or the Pilot Work Notice, pursuant to which, the qualified private sector enterprises are encouraged, but not required, to apply to participate in the pilot scheme in mobile network resale business and the pilot scheme only lasts for a short period ending on December 31, 2015. 21Vianet Beijing has voluntarily applied to participate in the pilot scheme and obtained approval on August 18, 2014, with a term expiring on December 31, 2015. Following expiration of the Pilot Work Notice, MIIT did not extend the effective period of the pilot scheme or issue a long-term regulation. The mobile network resale business continues and MIIT issued a guideline on January 6, 2016 to regulate the wholesale price in the mobile network resale business. In January 2018, MIIT published a draft Notice on Official Commercialization of Mobile Network Resale Business, or the Draft Mobile Network Resale Business Notice, to solicit opinions from the public by February 22, 2018. Pursuant to the Draft Mobile Network Resale Business Notice, an approved mobile network resale business operator under the aforementioned pilot scheme must enter into a cooperation contract with a basic telecommunication service provider and apply for the applicable telecommunication business operation license. During the application period, a pilot enterprise may continue to carry out its mobile network resale business. However, if the basic telecommunication service provider terminates its cooperation with the pilot enterprise, or the pilot enterprise fails to obtain the applicable telecommunication business operation license within two years after the Draft Mobile Network Resale Business Notice becomes effective, the pilot enterprise must terminate its mobile network resale business. We cannot assure you that we will be able to maintain our qualification to conduct mobile network resale business under the enacted version of the notice. If we are not able to continue our mobile network resale business, our business, financial condition and results of operations may be adversely affected.

MIIT initiated another periodical pilot scheme for broadband access business by issuing the Notice on Liberalizing the Broadband Access Market to Private Capital on December 25, 2014, or the Broadband Notice, pursuant to which, the qualified private sector enterprises are encouraged, but not required, to apply to participate in the pilot scheme in broadband access business and the pilot scheme lasts for 3 years commencing on March 1, 2015. From 2015 to 2017, MIIT issued a series of notices in succession to expand the pilot scheme to all cities in nine provinces and several designated cities in other provinces. Following expiration of the Broadband Notice, MIIT has not issued any public notice to extend the effective period of the pilot scheme or announced a long-term regulation, but the broadband business under the pilot scheme is permitted to continue in practice. As of the date of this annual report, we have applied for and qualified to provide broadband access services in 20 cities such as Beijing, Nanjing, Shenyang and Xiamen.

We believe such pilot schemes represent the current administration’s continuous efforts in carrying out the recent policies of the PRC State Council and MIIT regarding encouraging private sectors to further participate in the telecommunication industry. The Broadband Notice specifically mentioned that the broadband access business is a basic telecommunication business. The Pilot Work Notice also specifically mentioned that the mobile network resale business is a second-category basic telecommunication business rather than a value-added telecommunication business. These pilot schemes, to some extent, reflect a legislative trend to welcome private enterprises (in comparison to the state-owned enterprise) to participate in basic telecommunication businesses in the future. Nevertheless, although we believe these pilot schemes are not a practical change or modification to the current legal framework and only represent a legislative trend to open up the basic telecommunication business market to the private enterprises, new laws, regulations or government interpretations may also be promulgated from time to time to regulate the hosting service or any of our related technology or services, which may require us to obtain additional, or expand existing, operating licenses or permits. Any of these factors could result in our disqualification from carrying out our current business, causing significant disruption to our business operations which may materially and adversely affect our business, financial condition and results of operations. We will be closely monitoring the developments of relevant laws and regulations.

In February 2018, MIIT issued an internal notice, or the MIIT Internal Notice, pursuant to which telecommunication authorities will carry out a special enforcement campaign to inspect the operations of certain licensed telecommunications operators according to applicable regulations and rules, including without limitation, the Circular on Clearing Up and Regulatory the Internet Access Service Market issued by the MIIT in January 2017. In particular, the authorities will pay special attention to any improper operational activities, such as unauthorized establishment of transmission network, unlicensed operation of cross-border business and improper sublease of broadband resources. According to MIIT Internal Notice, basic telecommunication service providers should exercise extra prudence when considering providing additional network resources to the enterprises under inspection. If the enterprise is found to be engaged in non-compliant operations, it may be subject to various penalties, including suspension of network access, suspension of approving its application for new operation permit until rectification being completed, being publicized as an operator with discredit record or non-compliance record, enhanced oversight of the authority and limitation on new telecommunication business, depending on the seriousness of the violations and the rectification result. The MIIT Internal Notice mandates that the foregoing inspection and scrutiny to be completed by September 30, 2018. According to the MIIT Internal Notice, 47 industry players are subject to the special inspection, including two of our consolidated affiliated entities, 21Vianet Beijing and SZ DYX. As of the date of this annual report, we have not received any investigation notice or rectification order from the government authorities. We are closely communicating with the in-charge authority to clarify the inspection requirements of the authority and cooperate with them to review our business practices and compliance status. As part of our continuous efforts, in March 2018, we have joined and become a founding member of the China Cross-Border Data Telecommunications Industry Alliance, which is initiated by China Academy of Information and Communications Technology, an affiliate unit of the MIIT, aiming to strengthen industry self-discipline under the supervision of the regulator. Nevertheless, we cannot assure you that the government authorities will determine that we have been in full compliance with the regulatory requirements, especially the authority’s enhanced regulation on cross-border VPN business. If we are found to violate any operation requirements, we may be imposed on any of the administrative penalties mentioned in the MIIT Internal Notice, which may result in a material and adverse effect on our ability to conduct our operations and our financial conditions.

Under the New PRC Enterprise Income Tax Law, we may be classified as a “resident enterprise” of China. Such classification could result in unfavorable tax consequences to us and our non-PRC holders of shares and ADSs.

Pursuant to the PRC Enterprise Income Tax Law, or the EIT Law, as recently amended on February 24, 2017, and its implementation rules, which became effective on January 1, 2008, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax, or EIT, purposes. Under the implementation rules of the EIT Law, the term “de facto management body” is defined as the management body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. On April 22, 2009, the State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, which is amended and supplemented by the Announcement Regarding the Determination of PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies issued by the State Administration of Taxation on January 29, 2014. Circular 82

and its amendments sets out certain specific criteria and process for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in China.

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

We and our non-tax resident investors face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the State Administration of Tax issued the Notice on Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or Circular 7, which partially replaced and supplemented previous rules under the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, issued by the State Administration of Taxation on December 10, 2009. Circular 7 extends its tax jurisdiction to not only indirect transfers set forth under Circular 698 but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. Circular 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-tax resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-tax resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may re-characterize such indirect transfer as a direct transfer of the equity interests in the PRC tax resident enterprise and other properties in China. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of up to 10% for the transfer of equity interests in a PRC resident enterprise. Nevertheless, Circular 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market.

On October 17, 2017, the State Administration of Tax issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017 and concurrently abolished Circular 698. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-tax resident enterprise income tax. Pursuant to Circular 7 and SAT Bulletin 37, both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

However, as these rules and notices are relatively new and there is a lack of clear statutory interpretation, we face uncertainties on the reporting and consequences on future private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises, or sale or purchase of shares in other non-PRC resident companies or other taxable assets by us. Our Cayman Islands holding company and other non-PRC resident enterprises in our group may be subject to filing obligations or may be taxed if our Cayman Islands holding company and other non-PRC resident enterprises in our group are transferors in such transactions, and may be subject to withholding obligations if our Cayman Islands holding company and other non-PRC resident enterprises in our group are transferees in such transactions. For the transfer of shares in our Cayman Islands holding company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under Circular 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with these rules and notices or to request the relevant transferors from whom we purchase taxable assets to comply, or to establish that our Cayman Islands holding company and other non-tax resident enterprises in our group should not be taxed under Circular 7 and/or SAT Bulletin 37, which may have a material adverse effect on our financial condition and results of operations. There is no assurance that the tax authorities will not apply Circular 7 and/or SAT Bulletin 37 to our offshore restructuring transactions where non-PRC resident investors were involved if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. As a result, we and our non-PRC resident investors may be at risk of being taxed under Circular 7 and/or SAT Bulletin 37 and may be required to comply with or to establish that we should not be taxed under Circular 7 and/or SAT Bulletin 37, which may have a material adverse effect on our financial condition and results of operations or such non-PRC resident investors’ investments in us. We have conducted acquisition transactions in the past and may conduct additional acquisition transactions in the future. We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance for the investigation of PRC tax authorities with respect thereto. Heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

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

A number of our PRC subsidiaries and consolidated affiliated entities, including 21Vianet Beijing, SH Blue Cloud, and SZ DYX are entitled to enjoy a preferential tax rate of 15% due to their qualification as HNTE. The qualification as an HNTE is subject to annual administrative evaluation and a three-year review by the relevant authorities in China.

In 2013, BJ iJoy was qualified as a software enterprise which allows it to utilize a two-year 100% exemption for 2013 and 2014 followed by a three-year half-reduced EIT rate effective for the years from 2015 to 2017. The qualification will need to be assessed on an annual basis.

If 21Vianet Beijing, SH Blue Cloud and SZ DYX fail to maintain or renew their HNTE status, or if BJ iJoy fails to maintain or renew its software enterprise status, their applicable EIT rate may be increased to 25%, which could have a material adverse effect on our financial condition and results of operations.

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

In utilizing the proceeds we received from our overseas offerings or in other financing activities, as an offshore holding company, we may make loans to our PRC subsidiaries or our consolidated affiliated entities in the PRC, or we may make additional capital contributions to our PRC subsidiaries or consolidated affiliated entities. Any loans to our PRC subsidiaries or our consolidated affiliated entities in the PRC are subject to PRC regulations. For example, loans by us to our PRC subsidiaries, which are FIEs, to finance their activities cannot exceed a statutory cap and must be filed with the State Administration of Foreign Exchange, or SAFE, through the online filing system of SAFE after the loan agreement is signed and no later than three business days prior to the borrower withdraws any amount.

We may also decide to finance our PRC subsidiaries for operations in China by means of capital contributions. These capital contributions must be approved by or filed with the MOC or its local counterpart. We cannot assure you that we will be able to obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our subsidiaries. If we fail to receive such approvals, our ability to use the proceeds from our overseas offerings and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

Governmental control of currency conversion may limit our ability to receive and utilize our revenues effectively.

We earn most of our revenues and incur most of our expenses in Renminbi; however, Renminbi is not freely convertible at present.

The PRC government continues to regulate conversion between Renminbi and foreign currencies, despite the significant reduction in its control in recent years over trade transactions involving import and export of goods and services as well as other frequent routine foreign exchange transactions. These transactions are known as current account items. However, remittance of Renminbi by foreign investors into the PRC for the purposes of capital account items, such as capital contributions, is generally permitted upon obtaining specific approvals from, or completing specific registrations or filings with, the relevant authorities on a case-by-case basis and is subject to a strict monitoring system. Regulations in the PRC on the remittance of Renminbi into the PRC for settlement of capital account items are developing gradually. Currently, our PRC subsidiaries may purchase foreign currencies for settlement of current account transactions, including payments of dividends to us, without the approval of the SAFE. However, foreign exchange transactions by our PRC subsidiaries under the capital account continue to be subject to significant foreign exchange controls and require the approval of or need to register or file with PRC governmental authorities, including the SAFE. In particular, if our PRC subsidiaries borrow foreign currency loans from us or other foreign lenders, these loans must be filed with the SAFE after the loan agreement is signed and at least three business days before the borrower draws any amount from the foreign loan, and the accumulative amount of foreign currency loans borrowed by a PRC subsidiary may not exceed a statutory upper limit. If we finance our PRC subsidiaries by means of additional capital contributions, these capital contributions must be approved by or filed with the MOC or their respective local counterparts. Any existing and future restrictions on currency exchange may affect the ability of our PRC subsidiaries or affiliated entities to obtain foreign currencies, limit our ability to meet our foreign currency obligations or otherwise materially and adversely affect our business.

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

In addition, the market price for our ADSs has fluctuated since we first listed our ADSs on the NASDAQ Global Select Market on April 21, 2011, until April 11, 2018, the trading prices of our ADSs have ranged from

US$4.17 to US$32.34 per ADS, and the last reported closing price on April 11, 2018 was US$6.63 per ADS. The market price for our ADSs may be highly volatile and subject to wide fluctuations in response to factors including the following:

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

Based on the market price of our ADSs and Class A ordinary shares, the value of our assets, and the composition of our assets and income, we believe that we were not a passive foreign investment company (a “PFIC”) for United States federal income tax purposes for our taxable year ended December 31, 2017 and we do not expect to be a PFIC for the current year or for the foreseeable future. Nevertheless, the application of the PFIC rules is subject to ambiguity in several respects and, in addition, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year or for any future taxable year.

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

Although the law in this regard is not entirely clear, we treat our variable interest entities as being owned by us for United States federal income tax purposes because we control their management decisions and we are entitled to substantially all of their economic benefits and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our variable interest entities for United States federal income tax purposes, we would likely be treated as a PFIC for our taxable year ended December 31, 2017 and for subsequent taxable years.

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

We are incorporated in the Cayman Islands and substantially all of our assets are located outside of the United States. We conduct all of our operations in China through our wholly-owned subsidiaries in China. The majority of our officers and directors reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it may be difficult for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under U.S. securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or our directors and officers predicated upon the civil liability provisions of the securities laws of the United States or any state, and it is uncertain whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or our directors and officers predicated upon the securities laws of the United States or any state, on the ground that such provisions are penal in nature.

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2018 Revision) of the Cayman Islands and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

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

From time to time, we have acquired companies that are complementary to our business, as well as made alternative investments and entered into strategic partnerships or alliances as we see fit, we have also divested part of our business as part of our efforts to adjust our business development strategy. For example:

•	In May 2014, we acquired 50% equity interests plus one share in Sichuan Aipu Network Co., Ltd., or SC Aipu, and its affiliates (collectively, the “Aipu Group”), which principally provides last-mile wired broadband access and other value-added services. In September 2017, we transferred 2 shares in SC Aipu to Mr. Jian Li, the Co-CEO and a director of SC Aipu, for a nominal consideration of RMB1, and Aipu Group has been deconsolidated from our consolidated financial statements since then. In December 2017, we transferred the remaining 50% equity interest minus 1 share in SC Aipu to Tibet Xingtao Culture Communications Co., Ltd., one of Aipu’s then current shareholders, for a nominal consideration of RMB1.

•	In September 2015, we signed a memorandum of understanding with Unisplendour Corporation Limited (UNIS) and Microsoft to provide customized hybrid cloud computing solutions and related services to Chinese users. Unisplendour-Vianet Technology Inc, a joint venture between the Company and UNIS, has completed its business registration with registered capital of RMB100 million. As a result, UNIS held a majority stake of 51% in the joint venture, and the Company held the remaining 49% stake. In March 2018, we transferred 49% equity interest in Unisplendour-Vianet Technology Inc to UNIS at a total consideration of RMB49 million (US$7.5 million).

•	In October 2016, we launched IBM Bluemix cloud services which are now generally available in China. The deepening partnership will expand IBM’s Bluemix ecosystem in China and fuel Blockchain and IoT innovation.

•	In March 2017, we entered into an investment agreement with Warburg Pincus to establish a multi-stage joint venture and build a digital real estate platform in China. We has committed to seed the initial JV with four existing high-performing IDC assets, valued at over US$300 million, and Warburg Pincus has committed to contribute direct capital and extensive industry network and resources in the real estate sector. We will continue to own 51% of the equity interests in the four existing IDC assets while Warburg Pincus will own the remaining 49%. With respect to further projects to be developed by the joint venture, we will initially own 49% of the equity interests and Warburg Pincus will initially own 51% of the equity interests.

•	In September 2017, we transferred 66.67% of the equity interest in six wholly-owned subsidiaries engaged in the CDN, hosting area network services and route optimization business, or WiFire Entities, for a nominal consideration of RMB1 for each of the WiFire Entities to Beijing TUS Yuanchuang Technology Development Co., Ltd., a wholly-owned subsidiary of Tus-Holdings. Upon completion of such transfer, Tus-Holdings and us hold 66.7% and 33.3% equity interest in each of the WiFire Entities, respectively. WiFire Entities have been deconsolidated from our consolidated financial statements since then.

On June 10, 2015, our board of directors received a preliminary non-binding offer from Mr. Sheng Chen, Kingsoft Corporation Limited and Tsinghua Unigroup International Co., Ltd. (together with Mr. Sheng Chen and Kingsoft Corporation Limited, the “Buyer Group”) to acquire all of our outstanding ordinary shares not already owned by the Buyer Group for US$23.00 in cash per ADS. On June 16, 2015, our board of directors formed the Special Committee to review and evaluate the proposal. On June 30, 2016, our board of directors received a letter from the Buyer Group, stating that the Buyer Group would withdraw the non-binding going private proposal with immediate effect.

In May 2016, we issued 31,996,874 Class A and 111,053,390 Class B ordinary shares to Tus-Holdings Co., Ltd., or Tus-Holdings, for an aggregate cash consideration of US$388 million. Upon the completion of this transaction, Tus-Holdings, through its affiliated investment vehicle, hold approximately 21.4% of our then total share capital, representing approximately 51.0% of the total voting power of us.

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

Overview

We are a leading carrier-neutral internet data center services provider in China. We host our customers’ servers and networking equipment and provide interconnectivity to improve the performance, availability and security of their internet infrastructure. We also provide complementary value-added services, such as cloud services, VPN services and hybrid IT services. We started offering public cloud services in 2013, private cloud and hybrid services in 2014 and partnered with numerous cloud service providers to support our comprehensive cloud-neutral platform. We believe that the scale of our data center and networking assets as well as our carrier-neutrality position us well to capture opportunities and become a leader in the rapidly emerging market for cloud computing infrastructure services in China.

Our infrastructure consists of our high-quality data centers and an extensive data transmission network. We operate 19 self-built data centers and 38 partnered data centers located in over 20 cities, including substantially all of China’s major internet hubs with 29,080 cabinets under management that house 163,187 servers as of December 31, 2017. We adopt a distributed deployment method when choosing locations for our partnered data centers based on the specific requests of our customers, demands in different cities and our strategy for POP establishment; therefore, the locations and number of our partnered data centers are subject to change from to time. Our data transmission network includes 476 POPs, which are access points from one place to the rest of the internet. Most of our data centers and all of our POPs are connected by our private optical fibers network across China.

As a carrier-neutral internet infrastructure services provider, our infrastructure is interconnected with the networks operated by all China’s telecommunications carriers, major non-carriers and local internet service providers. The interconnectivity enables each of our data centers to function as a network access point for our customer’s data traffic. In addition, we believe that our proprietary smart routing technology allows us to automatically select an optimized route to direct our customers’ data traffic to ensure fast and reliable data transmission. We believe this advanced interconnectivity within and beyond our network distinguishes ourselves from our competitors and provides an effective solution to address our customers’ needs that arise from inadequate public internet infrastructure and network interconnectivity in China. As a result, businesses are increasingly relying upon internet infrastructure services providers and in particular, carrier-neutral internet infrastructure services providers, to enhance and optimize key elements of their IT and network infrastructure. Furthermore, we provide public cloud services and private and hybrid cloud services and VPN services, which strengthens our capability to provide quality services and meet customer demand in our ecosystem.

We serve a diversified and loyal base of customers, depending on the different types of services provided by us, our customers include (i) enterprise customers for our hosting services, spanning many different industries and ranging from internet companies to government entities, from blue-chip enterprises to small- to mid-sized enterprises and (ii) enterprise and individual customers that signed for the Windows Azure and Office 365 services. Our average monthly hosting churn rate, based on our core internet data center (IDC) business, was 0.2%, 0.7% and 0.5% in 2015, 2016 and 2017, respectively. Our average monthly recurring revenue from our top 20 customers has increased from RMB74.8 million in 2016 to RMB96.4 million (US$14.8 million) in 2017.

We used to provide managed network services to enable customers to deliver data across the internet in a faster and more reliable manner through our data transmission network. In 2017, we completed the disposal of the managed network services business segment, including CDN services, hosting area network services, route optimization business and last-mile broadband business, in order to focus more on expanding our core IDC business and capturing the growing demand in this market. Following completion of the disposal, we have transferred all of our equity interests in Aipu Group and continue to hold 33.3% equity interests in the WiFire Entities.

Our Service Offerings

We primarily generate revenues from providing hosting and related services. We provide hosting and related services to house servers and networking equipment in our data centers and connect them through our data transmission network. We also provide cloud services, VPN services, hybrid IT services and other value-added services as part of our hosting and related services business.

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

Customers have the option to either place their servers and equipment in standard cabinets dedicated for their private use, or in cabinets shared with other customers. They can customize their cabinet space for their servers, network connections and equipment. Customers can elect to buy the hardware that they place within their cabinets from their chosen suppliers. In addition, customers can also lease power-enabled blank space, where they can place their own cabinets in our data centers or use our services to build their customized cabinet space.

Interconnectivity Services

Our interconnectivity services connect our customers with each other, connect our data centers with China’s internet backbones and other networks in the following ways:

•	Physical Cross-Connection Services. We provide cross-connection services to the customers of our data center. Upon the request of the customers, we utilize single or multi-mode fiber to create physical links between the customers directly and privately.

•	Border Gateway Protocol (BGP) Network Services. We provide network services that use BGP routing policies. BGP exchanges routing information for the internet and is the protocol used between ISPs, backing the core routing decisions on the internet. Customers connect to ISPs, and ISPs use BGP to exchange customer and ISP routes, bypassing major internet hubs. This allows the internet to become a decentralized system, thereby reduces traffic congestion and data transmission time. BGP network is generally considered a premium network service due to its improved internet connectivity and data reachability.

•	Single-Line and Dual-Line Network Services. China Telecom and China Unicom are the two major telecommunication carriers in China. Some customers may choose to connect their servers only to one carrier while others choose to connect their servers to both China Telecom and China Unicom. Dual-line network provides more stable internet access and ensures better business continuity because when one line is down or interrupted, the other line can still provide internet connectivity.

•	Multiple-Line Network Services. As a carrier-neutral service provider, our data centers are connected to all carrier and non-carrier networks in China, namely, China Telecom, China Unicom, China Mobile, China Education Network, China Satcom, China Railcom (Tietong) and China Science and Technology Network. Customers then may choose to connect their servers to multiple networks at the same time.

Cloud Services

We started providing public cloud services in 2013 and private and hybrid cloud services in 2014,

•	Public Cloud Services. Our public cloud services are currently provided through our cooperation with Microsoft. In particular, we provide: (i) infrastructure as a service, or IAAS, (ii) platform as a service, or PAAS, and (iii) software as a service, or SAAS, to our enterprise and individual customers on the public cloud. Windows Azure service provides our customers with a one-stop shop to purchase a portion of the pooled computing resources, control the applications uploaded to the virtual servers and/or access to the applications run by various operators on the cloud infrastructure, and pay on an on-demand basis. Through Office365 services, we provide our customers with not only the complete Office applications, but also business-class email, file sharing and HD video conferencing, all working together and connected in the public cloud so that customers can have access to everything they need to run their business from anywhere.

•	Private and Hybrid Cloud Services. In December 2013, we entered into a definitive agreement with IBM to introduce IBM’s premier private cloud infrastructure service and bring high-value managed private and hybrid cloud services to China. In October 2016, services of IBM Cloud (previously known as Bluemix) were made generally available in China through the collaboration with us. In particular, we (i) provide the infrastructure of IBM Cloud combined with the latest technologies of IBM (ii) are responsible for the end-to-end operation of IBM Cloud in China; and (iii) provide a comprehensive set of services, such as IoT and Cloudant, to China’s burgeoning developer community. Our services provided a set of tools for China’s software developers to efficiently develop new apps and technologies based on readily available models. We also provide information technology service management services to enterprise customers based on our cooperation with Unisys.

VPN Services

We offer virtual private network services, or VPN services, primarily through Dermot Holdings Limited and its subsidiaries, or Dermot Entities, which we acquired in August 2014. Dermot Entities offer customers a comprehensive portfolio of customized VPN solutions for both enterprise customers seeking multi-point connectivity and carrier customers seeking to provision off-net customer locations. With over 50 POPs across China, Hong Kong, Singapore, Taiwan and Vietnam, Dermot Entities provide fully-managed network enabling connectivity to more than 700 cities in the region for many “blue-chip” customers across many verticals, including manufacturing, logistics, retail, financial services, eSports, real estate, food and beverage and technology.

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

Our Infrastructure

Our infrastructure, which consists of our data centers and data transmission network, is the foundation upon which we provide services to our customers. As of December 31, 2017, we operate 19 self-built data centers and

38 partnered data centers located in over 20 cities, including all of China’s major internet hubs, with 29,080 cabinets under management that house 163,187 servers. Our extensive network, consisting of private optical fibers and 476 POPs, is a “high-speed internet railway” that connects our data centers with each other and links them to China’s telecommunication backbones.

Our Data Centers

We operate two types of data centers: self-built and partnered. We defined “self-built” data centers as those with our owned cabinets, and data center equipment housed in buildings we owned, leased from third parties, or implicitly offered to us for use as part of the equipment purchase agreement. We define “partnered” data centers as the data center space and cabinets we leased from China Telecom, China Unicom and other third parties through agreements. As of December 31, 2017, we operate 19 self-built data centers housing 23,823 cabinets and 38 partnered data centers housing 5,257 cabinets. Due to our disposal of WiFire Entities and Aipu Group in 2017, the number of data centers we operated decreased from 81 in 2016 to 57 in 2017, and the number of servers we hosted increased relatively slow.

The table below sets forth the number of data centers and cabinets under our management and the number of servers housed in our data centers as of December 31, 2015, 2016 and 2017.

	As of December 31,
	2015	2016	2017
Data Centers	85	81	57
Cabinets
Self-built	15,998	19,294	23,823
Partnered	7,558	7,086	5,257

Total	23,556	26,380	29,080

Servers	112,865	132,648	163,187

Our data centers are located in over 20 cities as of the date of this report. Our nationwide network of data centers not only enables us to serve customers in extended geographic areas, but also establishes a national data transmission network that sets up connections among carriers and service providers in various locations.

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

Our Network

Our network transmits data and directs internet traffic mostly through private optical fibers, forming an internet highway system that is linked to the networks of major carriers, non-carriers and ISPs and enhances communications among our data centers, our customers and end users located throughout China and around the world. Our data centers are connected by our private optical fibers that include redundant connections with an estimated capacity of 1,032 gigabits per second to nearly all locations. As of December 31, 2017, our network connects 476 POPs throughout China with private optical fibers.

The table below sets forth the number of our POPs and our network service capacity as of the periods ended December 31, 2015, 2016 and 2017.

	As of and for the year ended December 31,
	2015	2016	2017
Number of POPs	753	706	476
Estimated Network Service Capacity*	4,143	4,641	1,032

*	By gigabits per second

Our network also features numerous interfaces with five telecommunication carriers in China, which are China Telecom, China Unicom, China Mobile, China Education Network and China Railcom (Tietong). Our network is not only connected to the headquarters of each carrier, but also with their local networks throughout China.

Due to our high-quality data center infrastructure, extensive data transmission network and proprietary smart routing technologies, we are able to deliver high-performance hosting and related services that can effectively meet our customers’ business needs, improve interconnectivity among service providers and end users, and effectively address the issue of inadequate network interconnectivity in China.

Customers and Customer Support

Our Customers

We serve a diversified and loyal base of customers, depending on the different types of services provided by us, our customers include (i) enterprise customers for our hosting services, spanning many different industries and ranging from internet companies to government entities, from blue-chip enterprises to small- to mid-sized enterprises and (ii) enterprise and individual customers that signed for the Windows Azure and Office 365 services.

Given the breadth of our customer base, the largest single customer accounted for less than 5% of our total net revenues in any of the past three years. Revenue from our top five customers accounted for less than 15% of our total net revenues in 2017.

As of December 31, 2017, we had nearly 5,000 enterprise customers for our hosting and related services, among which 31 were local subsidiaries of a telecommunication carrier in China. Because we negotiate with, maintain and support each of these entities of telecommunication carriers as a separate customer due to the fact that each of them has a separate decision-making authority and services procurement budget, we count each of them as a separate customer. None of these telecommunication carrier customers on a stand-alone basis contributed more than 2% of our revenues in any given year but in the aggregate, they contributed 6%, 4% and 2% of our total revenues, respectively, in 2015, 2016 and 2017.

We have a loyal customer base, as evidenced by our low churn rate. Our average monthly hosting churn rate, based on our core IDC business, was 0.2%, 0.7% and 0.5% in 2015, 2016 and 2017, respectively. Our average monthly recurring revenue from our top 20 customers were RMB66.0 million, RMB74.8 million and RMB96.4 million (US$14.8 million) in 2015, 2016 and 2017, respectively.

Our experience in serving market leaders in various sectors also provides us with industry knowledge, operational expertise and credibility that we can leverage in cross-selling additional services to our existing and potential customers.

The following table sets forth some of the industries we serve and the representative customers in each industry.

Search Engine/ Portal	Rich Media	eCommerce	Social Networking	Mobile internet	Azure and Office 365 customers	Enterprise VPN
Damai	iQIYI	Meituan	Tencent	Toutiao	DongFeng-Renault	iKang
Fang	Chineseall	Eleme	Qunar	Firefox	Cfwin	Imeigu
Baixing	Mgtv	Jiuxian	Renren	Droi	Yungoal	Ryosan
58	Kuwo	Lashou	Jiayuan	Hurray!	Pactera	Cheetah Mobile

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

Consistent with our strong innovation culture, we devote significant resources to the research and development of our proprietary smart technology and cloud computing infrastructure service technologies. Our research and development efforts have yielded 57 patents, 64 patent applications and 59 software copyright registrations, all in China and related to different aspects of internet infrastructure services. We intend to continue to devote a significant amount of time and resources to carry out our research and development efforts.

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

Sales and Marketing

We actively market our portfolio of services and solutions through our direct sales force. Our sales and marketing team is primarily based in Beijing, Shanghai, Guangzhou, Shenzhen, Xi’an, Hangzhou, Suzhou, Hong Kong and Taiwan. We also have dedicated teams for our key customers and provide them service offerings specially tailored to their needs. We up-sell and cross-sell our broad portfolio of services and solutions to our existing customer base. In addition, in an effort to better anticipate and respond to our customers’ needs, we require and foster the collaboration between our sales team and research and development team to develop additional services and solutions that meet the customers’ needs.

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

Competition

We face competition from a wide range of data center service providers and other value-added service providers, including:

•	Carriers. We face competition from state-owned telecommunication carriers, including China Telecom and China Unicom. According to IDC, carriers occupied 55.6% of the data center services market in 2016. In addition, both carriers operate their own networks. Competition is primarily focused on pricing, quality of services and geographic coverage. We believe we are well-positioned to compete with major carriers. Unlike China Telecom and China Unicom, which construct data centers primarily to help sell bandwidth, we provide connectivity to multiple networks in each of our carrier-neutral data centers, providing superior choice and performance. Our private network provides enhanced connectivity among different networks. In comparison, data centers operated by China Telecom and China Unicom generally provide access only to their own network and are often constrained by their networks’ coverage. Due to inadequate interconnectivity among China’s carriers’ networks and among the same carrier’s networks in different provinces, interconnectivity bottlenecks remain a major problem, contributing to slow transmission speeds across services and applications.

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

•	In-house data centers. Businesses may choose to house and maintain their own IT hardware, such as Baidu and Alibaba, and other large enterprises, particularly in the financial services sector. Due to their in-house capabilities, these customers may outsource fewer services to other third-party data center services providers including us, if at all. However, we believe our data centers, coupled with our superior network services, offer a unique combination of hosting services that would make us attractive to businesses with in-house data centers.

•	Cloud service providers. Cloud services are a new and emerging market and therefore, we face competition from various market players who have entered into or plan to enter into the new market. While we compete with domestic Chinese cloud service providers, such as AliCloud and Tencent Cloud, we offer Windows Azure and Office 365, operated by 21Vianet, a leading global public cloud service platform as well as IBM Bluemix, operated by 21Vianet, a leading global private cloud service platform. We believe our partnerships with Microsoft and IBM will make us attractive to potential customers, especially enterprise and government entity customers that have a strong demand for cloud services.

•	Other valued-added service providers. We face competition from other value-added telecommunications service providers including VPN service providers, such as Citic Telecom CPC. As one of the leading service providers in each one of these value-added service markets, we believe our offerings not only complement our core hosting services, but also position us to capture additional growth opportunities.

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

Pursuant to the Telecom Regulations, value-added telecommunications services covering two or more provinces, autonomous regions, and/or municipalities directly administered by the central government shall be approved by the MIIT, and the providers of such cross-regional value-added telecommunications services are required to obtain the Cross-Regional VAT licenses. Value-added telecommunications services covering certain area within one province, autonomous region, and/or municipality directly administered by the central government shall be approved by the local telecommunications administration authority of such region and the providers of such value-added telecommunications services are required to obtain the VAT licenses. Pursuant to the Administrative Measures for Telecommunications Business Operating Licenses effective on April 10, 2009 and as amended from time to time, promulgated by the MIIT, Cross-Regional VAT licenses shall be approved and issued by the MIIT with five-year terms.

21Vianet Beijing holds a Cross-Regional VAT license issued by the MIIT on January 17, 2012 (which was updated on January 23, 2017) with a term effective until January 23, 2022. It is permitted to carry out its (i) full data center business (including internet resources coordination service) under the first category of “value-added telecommunications business” in Beijing; (ii) data center business (excluding internet resources coordination service) under the first category of “value-added telecommunications business” across 4 province-level municipalities and 16 cities in China; (iii) VPN services under the first category of “value-added telecommunications business” across 3 province-level municipalities and 2 cities in China; (iv) internet access service (including website access) under the first category of “value-added telecommunications business” across 13 province-level municipalities and provinces in China; and internet access service (excluding website access) under the first category of “value-added telecommunications business” across 6 province-level municipalities and provinces in China; and (v) domestic multi-party communications services under the second category of “value-added telecommunications business” across China.

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

SZ DYX holds a Cross-Regional VAT License issued by the MIIT on September 18, 2013 with a term effective until July 29, 2018. It is permitted to carry out (i) data center business (excluding internet resource coordination service) under the first category of “value-added telecommunications business” in Beijing, Shanghai and Shenzhen; (ii) VPN services under the first category of “value-added telecommunications business” in China; (iii) internet access service (including website access) under the first category of “value-added telecommunications business” across 7 province-level municipalities and provinces in China; (iv) call center business under the second category of “value-added telecommunications business” across China; and (v) information service business (limited to internet information service).

SH Blue Could holds a VAT License issued by Shanghai Communications Administration on October 20, 2017 with a term effective until October 20, 2022, pursuant to which SH Cloud is permitted to carry out the information service business (limited to internet information service) under the second category of “value-added telecommunications business”. In addition, SH Blue Could holds the Cross-Regional VAT License issued by the MIIT on December 19, 2017 with a term effective until February 15, 2020, pursuant to which SH Cloud is permitted to carry out (i) full data center business (including internet resource coordination service) under the first category of “value-added telecommunications business” in Beijing and Shanghai; (ii) CDN service under the first category of “value-added telecommunications business” in Beijing and Shanghai; (iii) VPN services under first category of “value-added telecommunications business” in Beijing and Shanghai; (iv) internet access service under the first category of “value-added telecommunications business” in Beijing and Shanghai.

MIIT initiated a periodical pilot scheme for mobile network resale business by issuing the Pilot Work Notice, pursuant to which, the qualified private sector enterprises are encouraged, but not required, to apply to participate in the pilot scheme in mobile network resale business and the pilot scheme only lasts for a short period ending on December 31, 2015. 21Vianet Beijing has voluntarily applied to participate in the pilot scheme and obtained approval on August 18, 2014, with a term expiring on December 31, 2015. Following expiration of the Pilot Work Notice, MIIT did not extend the effective period of the pilot scheme or issue a long-term regulation. The mobile network resale business continues and MIIT issued a guideline on January 6, 2016 to regulate the wholesale price in the mobile network resale business. In January 2018, MIIT published a draft Notice on Official Commercialization of Mobile Network Resale Business, or the Draft Mobile Network Resale Business Notice, to solicit opinions from the public by February 22, 2018. Pursuant to the Draft Mobile Network Resale Business Notice, an approved mobile network resale business operator under the aforementioned pilot scheme must enter into a cooperation contract with a basic telecommunication service provider and apply for the applicable telecommunication business operation license. During the application period, the pilot enterprise may continue to carry out its mobile network resale business. However, if the basic telecommunication service provider terminates its cooperation with the pilot enterprise, or the pilot enterprise fails to obtain the applicable telecommunication business operation license within two years after the Draft Mobile Network Resale Business Notice becomes effective, the pilot enterprise must terminate its mobile network resale business.

MIIT initiated another periodical pilot scheme for broadband access business by issuing the Notice on Liberalizing the Broadband Access Market to Private Capital on December 25, 2014, or the Broadband Notice, pursuant to which, the qualified private sector enterprises are encouraged, but not required, to apply to participate in the pilot scheme in broadband access business and the pilot scheme lasts for 3 years commencing on March 1, 2015. From 2015 to 2017, MIIT issued a series of notice in succession to expand the pilot scheme to all cities in nine provinces and several designated cities in other provinces. Following expiration of the Broadband Notice, MIIT has not issued any public notice to extend the effective period of the pilot scheme or announced a long-term regulation, but the broadband business under the pilot scheme is permitted to continue in practice. As of the date of this annual report, we have applied for and qualified to provide broadband access services in 20 cities such as Beijing, Nanjing, Shenyang and Xiamen.

We believe such pilot schemes represent the current administration’s continuous efforts in carrying out the recent policies of the PRC State Council and MIIT regarding encouraging private sectors to further participate in the telecommunication industry. The Broadband Notice specifically mentioned that the broadband access business is a basic telecommunication business. The Pilot Work Notice also specifically mentioned that the mobile network resale business is a second-category basic telecommunication business rather than a value-added telecommunication business. These pilot schemes, to some extent, reflect a legislative trend to welcome private enterprises (in comparison to the state-owned enterprise) to participate in basic telecommunication businesses in the future. Nevertheless, although we believe these pilot schemes are not a practical change or modification to the current legal framework and only represent a legislative trend to open up the basic telecommunication business market to the private enterprises, new laws, regulations or government interpretations may also be promulgated from time to time to regulate the hosting service or any of our related technology or services, which may require us to obtain additional, or expand existing, operating licenses or permits. Any of these factors could result in our disqualification from carrying out our current business, causing significant disruption to our business operations which may materially and adversely affect our business, financial condition and results of operations. We will be closely monitoring the developments of relevant laws and regulations.

In February 2018, MIIT issued an internal notice, or the MIIT Internal Notice, pursuant to which telecommunication authorities will carry out a special enforcement campaign to inspect the operations of certain licensed telecommunications operators according to applicable regulations and rules, including without limitation, the Circular on Clearing Up and Regulatory the Internet Access Service Market issued by the MIIT in January 2017. In particular, the authorities will pay special attention to any improper operational activities, such as unauthorized establishment of transmission network, unlicensed operation of cross-border business and improper sublease of broadband resources. According to MIIT Internal Notice, basic telecommunication service providers should exercise extra prudence when considering providing additional network resources to the enterprises under inspection. If the enterprise is found to be engaged in non-compliant operations, it may be subject to various penalties, including suspension of network access, suspension of approving its application for new operation permit until rectification being completed, being publicized as an operator with discredit record or non-compliance record, enhanced oversight of the authority and limitation on new telecommunication business, depending on the seriousness of the violations and the rectification result. The MIIT Internal Notice mandates that the foregoing inspection and scrutiny to be completed by September 30, 2018. According to the MIIT Internal Notice, 47 industry players are subject to the special inspection, including two of our consolidated affiliated entities, 21Vianet Beijing and SZ DYX. As of the date of this annual report, we have not received any investigation notice or rectification order from the government authorities. We are closely communicating with the in-charge authority to clarify the inspection requirements of the authority and cooperate with them to review our business practices and compliance status.

Regulations on Foreign Investment in Telecommunications Enterprises

The PRC government imposes limitations on the foreign ownership of PRC companies that engage in telecommunications-related business. Under the Administrative Rules for Foreign Investments in Telecommunications Enterprises, or the Foreign Investment Telecommunications Rules, issued by the PRC State Council on December 11, 2001 and effective on January 1, 2002, which was further amended on February 6, 2016, a foreign investor is currently prohibited from owning more than 50% of the equity interest in a PRC company that engages in value-added telecommunications business, and the major foreign investor of a telecommunication business in China must also have experience and a sound track record in providing value-added telecommunications services overseas. Although the Catalog of Telecommunications Business (2017 Version) and a circular issue by MIIT in June 2015 allow a foreign investor to own more than 50% of the total equity interest in “online data processing and transaction processing businesses (Operational E-commerce)”, other requirements provided by the Foreign Investment Telecommunications Rules (such as the track record and experience requirement for a major foreign investor) still apply. Foreign investors that meet these requirements must obtain approvals from the MIIT, which retain considerable discretion in granting approvals.

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

Regulations on Internet Security

On November 7, 2016, the Standing Committee of the National People’s Congress promulgated the Cyber Security Law, which became effective on June 1, 2017. In accordance with the Cyber Security Law, internet operators must comply with applicable laws and regulations and fulfill their obligations to safeguard network security in conducting business and providing services. Internet operators must take technical and other necessary measures as required by laws and regulations to safeguard the operation of networks, respond to network security effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data. In addition, the Cyber Security Law requires internet operators to formulate contingency plans for cyber security incidents, and initiate relevant contingency plans, take corresponding remedial measures and report to the competent departments upon occurrence of any incident endangering cyber security.

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

In November 2017, MIIT promulgated the Circular on Regulating the Use of Domain Names for Internet Information Services, which became effective on January 1, 2018. Pursuant to this circular, the ISP service provider must verify the identity of each internet information service provider. If the internet information service provider fails to provide its true and accurate identity information, the ISP service provider is prohibited from providing ISP services to it. In addition, the ISP service provider is required to regularly check the status of domain names used by the internet information service providers, and if relevant domain name is invalid and the real identity information of the user is absent, it should cease providing ISP services.

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

Regulations on Foreign Currency Exchange

Pursuant to applicable PRC regulations on foreign currency exchange, Renminbi is freely convertible only to the extent of current account items, such as trade-related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, unless expressly exempted by laws and regulations, require the prior registration at the designated foreign exchange banks for conversion of Renminbi into a foreign currency, such as U.S. dollars. Payments for transactions that take place within the PRC must be made in Renminbi. Domestic companies or individuals can repatriate foreign currency payments received from abroad, or deposit these payments abroad subject to the requirement that such payments shall be repatriated within a certain period of time. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks. Foreign currencies received for current account items can be either retained or sold to financial institutions that have foreign exchange settlement or sales business without prior approval from the SAFE, subject to certain regulations. Foreign exchange income under capital account can be retained or sold to financial institutions that have foreign exchange settlement and sales business, with prior approval from the SAFE, unless otherwise provided.

In addition, in March 2015, SAFE promulgated the Circular on Reforming the Administration Approach Regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, or SAFE Circular No. 19, which became effective on June 1, 2015. SAFE Circular No. 19 provides that, among other things, a foreign-invested enterprise may convert up to 100% of the foreign currency in its capital account into RMB on a discretionary basis according to the actual needs. On June 9, 2016, SAFE further issued the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular No. 16, to further expand and strengthen such discretionary conversion reform under SAFE Circular No. 19. SAFE Circular No. 16 provides an integrated standard for conversion of foreign exchange under capital account items on a discretionary basis which applies to all enterprises registered in the PRC. Pursuant to SAFE Circular No. 16, in addition to foreign currency capital, the discretionary conversion policy expands to foreign currency debts borrowed by an enterprise (except financial institutions) and repatriated funds raised through overseas listing. In addition, SAFE Circular No. 16 has narrowed the scope of purposes for which an enterprise must not use the RMB funds so converted, which include, among others, (i) payment for expenditure beyond its business scope or otherwise as prohibited by the applicable laws and regulations; (ii) investment in securities or other financial products other than banks’ principal-secured products; (iii) provision of loans to non-affiliated enterprises, except where it is expressly permitted in the business scope of the enterprise; and (iv) construction or purchase of non-self-used real properties, except for the real estate developer.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, as amended on May 4, 2015, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts (e.g. pre-establishment expenses account, foreign exchange capital account, guarantee account), the reinvestment of lawful incomes derived by foreign investors in the PRC (e.g. profit, proceeds of equity transfer, capital reduction, liquidation and early repatriation of investment), and purchase and remittance of foreign exchange as a result of capital reduction, liquidation, early repatriation or share transfer in an FIE no longer require SAFE approval, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible before. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

In addition, SAFE Notice 13 delegates the authority to enforce the foreign exchange registration in connection with the inbound and outbound direct investment under relevant SAFE rules to certain banks and therefore further simplifies the foreign exchange registration procedures for inbound and outbound direct investment.

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

Contractual Arrangements with Our Variable Interest Entities and Their Shareholders

PRC laws and regulations currently restrict foreign ownership of telecommunications value-added business. Because we are a Cayman Islands company, we are classified as a foreign enterprise under PRC laws and regulations and our wholly-owned PRC subsidiaries, 21Vianet China, SZ Zhuoaiyi and aBitCool DG, are considered as wholly-owned FIEs. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements among us, our wholly-owned PRC subsidiaries, our variable interest entities and their shareholders. The shareholders of our variable interest entities are founders, directors, executive officers, employees or shareholders of our company. They are also PRC citizens and therefore, our variable interest entities are considered as domestic companies under the PRC laws. For the years ended December 31, 2015, 2016 and 2017, our consolidated affiliated entities contributed most of our total net revenues.

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

Our headquarters are located at M5, 1 Jiuxianqiao East Road, Chaoyang District, Beijing, the People’s Republic of China. We lease facilities for our office space in Beijing, Shanghai, Guangzhou, Shenzhen, Xi’an, Foshan, Dongguan, Hangzhou, Suzhou, Hong Kong and Taiwan. Our office leases generally have terms ranging from one to ten years and may be renewed upon expiration of the lease terms. As of December 31, 2017, our offices occupied an aggregate of 27,859 square meters of leased space.

In Beijing, we also lease facilities for our self-built data centers located: (i) in the Chaoyang District, through three lease agreements with BOE Technology Group Co., Ltd., or BOE Technology, one lease agreement with Beijing Seven Star Technology Group Co., Ltd., one lease agreement with Telehouse Beijing BEZ Data Centre, one lease agreement with Beijing Shangjun Property Development Co., Ltd., or Beijing Shangjun, and six lease agreements with China Youth Printing Factory, (ii) in the Beijing Economic and Technological Development Zone, through a lease agreement with Beijing Tengfei Boda Real Estate Development Co., Ltd., and (iii) in the Daxing District, through a lease agreement with Beijing Xingguang Tuocheng Investment Co., Ltd. These leases provide an aggregate of approximately 75,637 square meters of leased space and hosted a total of 11,144 cabinets as of December 31, 2017. The three leases with BOE Technology and the one lease with Beijing Shangjun are all expiring on August 31, 2019. The lease with Beijing Seven Star Technology Group Co., Ltd. has a term of 5 years expiring on January 6, 2022. The lease with Telehouse Beijing BEZ Data Center has a term of 10 years expiring on March 31, 2027. The leases may be renewed upon mutually agreed-upon terms before they expire. The six leases with China Youth Printing Factory have different leasing periods, all expiring on March 30, 2018, subject to our pre-emptive right to renew the lease. We are now in negotiation with the landlord to extend the lease term for another five years. The lease with Beijing Tengfei Boda Real Estate Development Co., Ltd. has a term of ten years expiring on August 31, 2021, subject to our pre-emptive right to renew the lease. The lease with Beijing Xingguang Tuocheng Investment Co., Ltd. has a term of twenty years expiring on February 28, 2033, subject to our pre-emptive right to renew the lease.

In Shenzhen, we also lease facilities for our self-built data centers located in the Nanshan District, through two lease agreements with Shenzhen Merchants Property Development Co., Ltd. and a lease agreement with Shenzhen Toukong Industrial Park Development and Operation Co., Ltd. These leases provide an aggregate of approximately 4,347 square meters of leased space and hosted a total of 732 cabinets as of December 31, 2017. The two leases with Shenzhen Merchants Property Development Co., Ltd. both have a term of 47 months expiring on September 30, 2015, which has been extended to September 30, 2020. The lease with Shenzhen Toukong Industrial Park Development and Operation Co., Ltd. has a term of eight years expiring on November 1, 2022.

In Shanghai, we also lease facilities for our self-built data centers located in the Baoshan District, through a lease agreement with Shanghai Cloud Century Co., Ltd., which provides an aggregate of 12,151 square meters of leases space and hosted a total of 1,412 cabinets as of December 31, 2017. The lease has a term of 18 years expiring on May 12, 2030.

In Hangzhou, we also lease facilities for our self-built data centers, offices and research centers located in Hangzhou Economic Development Zone, through a lease agreement with Hangzhou Economic and Development Zone Qiantang Real Estate Development Co., Ltd., which provides an aggregate of 11,020 square meters of leased space and hosted a total of 1,047 cabinets as of December 31, 2017. The lease has a term of 20 years expiring on July 31, 2031, subject to our pre-emptive right to renew the lease.

In Guangzhou, we also lease facilities for our self-built data centers located in Guangzhou Economic and Technological Development Zone, through a lease agreement with Elec & Eltek International Company Limited, which provides an aggregate of 52,264 square meters of leases space and hosted a total of 1,516 cabinets as of December 31, 2017. The lease has a term of 10 years expiring on December 31, 2024.

We have also built our own data centers in our self-owned buildings in Beijing, Xi’an, Shanghai, Foshan, Guangzhou, Suzhou and Ningbo, housing 7,972 cabinets.

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

Overview

We are a leading carrier-neutral internet data center services provider in China. We host our customers’ servers and networking equipment and provide interconnectivity to improve the performance, availability and security of their internet infrastructure. We also provide complementary value-added services, such as cloud services, VPN services and hybrid IT services. We started offering public cloud services in 2013, private cloud and hybrid services in 2014, and partnered with numerous cloud providers to support our comprehensive cloud-neutral platform. We believe that the scale of our data center and networking assets as well as our carrier-neutrality position us well to capture opportunities and become a leader in the rapidly emerging market for cloud computing infrastructure services in China.

We have benefited from our premium data centers and extensive interconnected nationwide data transmission network, diversified and loyal customer base and our strong focus on customer satisfaction and technological innovation. Going forward, we expect that we will continue to benefit from the growth of China’s data center services market. However, we also face risks and uncertainties, including those relating to our integration of acquired businesses, our competition with, and dependency on, China Telecom and China Unicom, our ability to attract new customers and retain existing customers and our ability to control both business costs and costs as a result of being a public company. In particular, we plan to significantly increase the aggregate number of cabinets under management in both of our self-built data centers and partnered data centers.

We used to provide managed network services to enable customers to deliver data across the internet in a faster and more reliable manner through our data transmission network. In 2017, we completed the disposal of the managed network services business segment, including CDN services, hosting area network services, route optimization business and last-mile broadband business, in order to focus more on expanding our core IDC business and capturing the growing demand in this market. Following completion of the disposal, we have transferred all of our equity interests in Aipu Group and continue to hold 33.3% equity interests in the WiFire Entities.

Our total net revenues generated from providing hosting and related services increased from RMB2,369.2 million in 2015 to RMB2,668.7 million in 2016 and further to RMB2,975.2 million (US$457.3 million) in 2017, representing a CAGR of 12.1% from 2015 to 2017. The total number of cabinets under our management increased from 23,556 as of December 31, 2015 to 26,380 as of December 31, 2016 and to 29,080 as of December 31, 2017. Our average monthly recurring net revenues from hosting and related services increased from RMB184.4 million in 2015 to RMB204.2 million in 2016 and further to RMB235.9 million (US$36.3 million) in 2017. We recorded a net loss of RMB401.3 million, RMB931.9 million and RMB917.6 million (US$141.0 million) in 2015, 2016 and 2017, respectively, which reflected share-based compensation expenses of RMB190.0 million, RMB118.7 million, and RMB47.1 million (US$7.2 million), respectively. Our results of operations also reflect the effects of our acquisitions during the respective periods.

Factors Affecting Our Results of Operations

Our business and results of operations are generally affected by the development of China’s data center services market. We have benefited from the rapid growth of China’s data center services market during the recent years. According to IDC, the total China internet data center services market was US$7.9 billion in 2016, a 46% year over year growth rate, and is expected to reach US$28.5 billion in 2021, representing a five-year CAGR of 29.8%. However, any adverse changes in the data center services market in China may harm our business and results of operations.

While our business is generally influenced by factors affecting the data center services market in China, we believe that our results of operations are more directly affected by company-specific factors, including number of cabinets under management and cabinet utilization rate, monthly recurring revenues and churn rate, pricing, growth in complementary markets and optimization of our cost structure.

Number of Cabinets under Management and Cabinet Utilization Rate

Our revenues are directly affected by the number of cabinets under management and the utilization rates of these cabinet spaces. We had 23,556, 26,380 and 29,080 cabinets under management as of December 31, 2015, 2016 and 2017, respectively. Our annualized average monthly cabinet utilization rates were 69.0%, 76.0% and 75.3% in 2015, 2016 and 2017, respectively. We calculate the annualized cabinet utilization rate in a year as the average of the four quarterly cabinet utilization rates in that year, and we calculate quarterly cabinet utilization rate by dividing our weighted average billable cabinets by weighted average cabinet capacity in that quarter. Our quarterly and annualized cabinet utilization rates fluctuate due to the continuous changes in both our weighted average billable cabinets and weighted average cabinet capacity. Our future results of operations and growth prospects will largely depend on our ability to increase the number of cabinets under management while maintaining optimal cabinet utilization rate. With the rapid growth of China’s internet industry, demand for cabinet spaces has increased significantly and we do not always have sufficient self-built capacity to meet such demand. It usually takes twelve to eighteen months to build a data center together with cabinets and equipment installed. To meet our customers’ immediate demand, we may partner with China Telecom, China Unicom or other parties and lease cabinets from them. Due to the time needed to build data centers and the long-term nature of these investments, if we over-estimate the market demand for cabinets, it will lower our cabinet utilization rate and negatively affect our results of operations.

Monthly Recurring Revenues and Churn Rate

Our average monthly recurring revenues and churn rate directly affect our results of operations. Our business is based on a recurring revenue model of our hosting and related services. We consider these services recurring as our customers are generally billed and revenue recognized on a fixed and recurring basis each month for the duration of their contract, which is generally one year in length. Our non-recurring revenues are primarily comprised of fees charged for installation services, additional bandwidth used by customers beyond contracted amount and other value-added services. These services are considered to be non-recurring as they are billed and recognized over the period of the customer service agreement.

We use “monthly recurring revenues” to measure those revenues recognized on a fixed and recurring basis each month. Recurring revenues from hosting and related services have comprised more than 90% of our net revenues from hosting and related services during the past three years. Our average monthly recurring revenues from hosting and related services increased from RMB184.4 million in 2015 to RMB204.2 million in 2016 and further to RMB235.9 million (US$36.3 million) in 2017.

We use “churn rate” to measure the reduction of monthly revenues that are attributable to the termination of customer contracts as a percentage of total monthly recurring revenues of the previous month. Our average monthly hosting churn rate, based on our core IDC business, was 0.2% in 2015, 0.7% in 2016 and 0.5% in 2017.

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

Growth in New and Complementary Markets

Our results of operations also depend on the growth of new business areas that complement our core data center service offerings.

•	Cloud computing services. Cloud computing services, largely through our partnerships with Microsoft, IBM and others, have contributed to our results of operations in 2015, 2016 and 2017. While our cloud computing platforms are now supporting a significant number of customers, we believe the cloud computing market in China is still in its early stages. Key factors of growth in this market include signing up services from new customers, improving utilization rates of cloud computing resources with existing customers introducing well-developed applications to improve cloud computing adoption rates, and partnering with more cloud providers to offer a comprehensive cloud-neutral platform.

•	Enterprise VPN services. As one of the largest enterprise VPN service providers in the Asian Pacific region following our acquisition of Dermot Entities in August 2014, we have experienced and expect continued growth in this market to meet customers’ growing demand for enterprise-grade VPN services with secure, dedicated connections. Key growth drivers include adding new customers, increasing the number of connections with existing customers and realizing revenue synergies with our other business groups.

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

Key Components of Results of Operations

Starting in 2016, we began reporting our operating results in two operating segments, namely hosting and related services and managed network services. CDN services, which were previously offered as part of our hosting and related services business segment, were moved to our managed network services business segment in the fourth quarter of 2016. Our consolidated statements of operations for the years ended December 31, 2015 and 2016 as presented in this annual report were modified to reflect this new presentation for consistency purposes.

In September 2017, we completed the disposal of the managed network services business segment, including CDN services, hosting area network services, route optimization business and last-mile broadband business, and deconsolidated the financial results related to the managed network services business segment in our consolidated financial statements starting from the fourth quarter of 2017.

Net Revenues

The following table sets forth our revenues by segment, both in an absolute amount and as a percentage of total net revenues, for the periods presented.

	For the Year Ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	USD	%
	(in thousands, except percentages)
Net revenues:
Hosting and related services	2,369,223	65.2	2,668,655	73.3	2,975,178	457,276	87.7
Managed network services	1,265,149	34.8	973,119	26.7	417,527	64,173	12.3

Total net revenues	3,634,372	100.0	3,641,774	100.0	3,392,705	521,449	100.0

Hosting and Related Services

Hosting and related services have been our primary sources of revenues. We provide hosting and related services to house servers and networking equipment in our data centers and connect them through our data transmission network. We also provide cloud services, VPN services, hybrid IT services and other value-added services as part of our hosting and related services business. Revenues from our hosting and related services were RMB2,369.2 million, RMB2,668.7 million and RMB2,975.2 million (US$457.3 million) in 2015, 2016 and 2017, respectively, representing 65.2%, 73.3% and 87.7% of our total net revenues in the respective periods.

We generally enter into contracts with our customers with terms ranging from one to three years and most of our customer contracts have an automatic renewal provision. Customers generally pay our service fees on a monthly basis according to the amount of hosting spaces, the bandwidth and other value-added services they used or leased in the previous month.

Managed Network Services

Revenues from our managed network services decreased in absolute amounts from RMB1,265.1 million in 2015 to RMB973.1 million in 2016, as a percentage of total net revenues, revenues from our managed network services decreased from 34.8% in 2015 to 26.7% in 2016.

In September 2017, we completed the disposal of the managed network services business segment and deconsolidated the financial results related to managed network services segment since then.

Cost of Revenues

Our cost of revenues primarily consists of telecommunications cost, and other costs. The following table sets forth, for the periods indicated, our cost of revenues, in absolute amounts and as a percentage of our total net revenues:

	For the Year Ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Cost of revenues:
Telecommunications costs	1,728,911	47.6	1,811,565	49.7	1,533,615	235,712	42.5
Others	1,051,703	28.9	1,118,073	30.7	1,100,680	169,172	35.1

Total cost of revenues	2,780,614	76.5	2,929,638	80.4	2,634,295	404,884	77.6

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

The following table sets forth, for the periods indicated, our cost of revenues by segment, in absolute amounts and as a percentage of the net revenues of the relevant segment:

	For the Year Ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Cost of revenues:
Hosting and related services	1,758,756	74.2	1,936,658	72.6	2,130,279	327,418	71.6
Managed network services	1,021,858	80.8	992,980	102.0	504,016	77,466	120.7

We expect that our cost of revenues of hosting and related services will continue to increase as our business expands, both organically and as a result of acquisitions. Additionally, we anticipate recording significant expenses related to the amortization of the intangible assets that we have acquired through acquisitions as these intangible assets are amortized over their remaining useful lives.

Operating Expenses

Our operating expenses consist of sales and marketing expenses, general and administrative expenses and research and development expenses. The following table sets forth our operating expenses, both as an absolute amount and as a percentage of total net revenues for the periods indicated.

	For the Year Ended December 31,
	2015		2016		2017
	RMB	% of Net Revenues	RMB	% of Net Revenues	RMB	US$	% of Net Revenues
	(in thousands, except percentages)
Operating expenses:
Sales and marketing expenses(1)	359,460	9.9	352,926	9.7	256,682	39,451	7.6
Research and development expenses(1)	142,835	3.9	149,337	4.1	149,143	22,923	4.4
General and administrative expenses(1)	568,741	15.6	639,648	17.6	519,950	79,915	15.3
Allowance for doubtful debt	32,199	0.9	117,564	3.2	37,427	5,752	1.1
Changes in the fair value of contingent purchase consideration payable	43,325	1.2	(93,307)	(2.6)	937	144	0.0
Impairment of long-lived assets	—	—	392,947	10.8	401,808	61,757	11.8
Impairment of goodwill	—	—	—	—	766,440	117,800	22.6
Operating income	(8,569)	(0.2)	(6,783)	(0.2)	(5,439)	(836)	(0.2)

Total Operating Expenses(1)	1,137,991	31.3	1,552,332	42.6	2,126,948	326,906	62.6

(1)	Includes share-based compensation expense as follows:

	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Allocation of share-based compensation expenses:
Sales and marketing expenses	13,488	2,490	(681)	(104)
Research and development expenses	10,303	(2,924)	142	22
General and administrative expenses	153,814	123,273	47,945	7,369

Total share-based compensation expenses	177,605	122,839	47,406	7,287

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

Research and Development Expenses

Our research and development expenses primarily include salaries, employee benefits, share-based compensation expenses and other expenses incurred in connection with our technological innovations, such as our proprietary smart routing technology and cloud computing infrastructure service technologies. We anticipate that our research and development expenses will continue to increase as we devote more resources to develop and improve technologies, improve operating efficiencies and enhance our service offerings.

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

Share-Based Compensation Expenses

We recorded share-based compensation expenses in connection with share options and RSUs granted under our 2010 Plan and 2014 Plan. As of March 31, 2018, options to purchase 1,396,488 ordinary shares and 1,529,787 RSUs have been granted to our employees, directors and consultants. We recorded share-based compensation expenses in the amount of RMB47.4 million (US$7.3 million), RMB122.8 million and RMB177.6 million for the year ended December 31, 2017, 2016 and 2015, respectively, in connection with our share-based incentive grants.

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

Hong Kong

Our Hong Kong subsidiaries are subject to Hong Kong profits tax at a rate of 16.5% for the three years ended December 31, 2015, 2016 and 2017. We have not made a provision for Hong Kong profits tax in the consolidated financial statements because our Hong Kong subsidiaries had no assessable profits in the years ended December 31, 2015, 2016 and 2017, except for Diyixian.com Limited which was newly acquired in 2014 and has profits since acquisition.

Taiwan

The Taiwan branch of Diyixian.com Limited is incorporated in Taiwan and is subject to Taiwan profits tax rate of 17% for the year ended December 31, 2015, 2016 and 2017.

The PRC

Our PRC subsidiaries are subject to PRC EIT on their taxable income in accordance with the relevant PRC income tax laws.

Effective from January 1, 2008, the statutory corporate income tax rate is 25%, except for certain entities eligible for preferential tax rates.

21Vianet Beijing has been qualified for an HNTE since 2008 and will continue to enjoy a preferential tax rate through 2020. For the years ended December 31, 2015, 2016 and 2017, 21Vianet Beijing enjoyed a preferential tax rate of 15%.

In 2013, BJ iJoy was qualified as a software enterprise which allows the Company to utilize a two-year 100% exemption for 2013 and 2014 followed by a three-year half-reduced EIT rate effective for the years from 2015 to 2017. The qualification will need to be reviewed on an annual basis. For the year ended December 31, 2013 and 2014, BJ iJoy enjoyed the 100% tax exemption for its taxable income. For the year ended December 31, 2015, 2016 and 2017, BJ iJoy enjoyed the half-reduced EIT rate for its taxable income.

In 2015, SH Blue Cloud was qualified as an HNTE and is eligible for a 15% preferential tax rate effective from 2015 to 2017, and thereafter for an addition three years if it is able to meet the HNTE technical and administrative requirements in those three years. For the years ended December 31, 2015, 2016 and 2017, SH Blue Cloud enjoyed a preferential tax rate of 15%.

In 2016, SZ DYX was qualified as an HNTE and is eligible for a 15% preferential tax rate effective from 2016 to 2018, and thereafter for an addition three years if it is able to meet the HNTE technical and administrative requirements in those three years. For the years ended December 31, 2016 and 2017, SZ DYX enjoyed a preferential tax rate of 15%.

Our other PRC subsidiaries were subject to an EIT rate of 25% for the years ended December 31, 2015, 2016. For the year ended December 31, 2017, our other PRC subsidiaries would be subject to an EIT rate of 25%, unless they are qualified as Small Scale and Low Profit Enterprises which would be entitled to exempt fifty percent (50%) of their income from tax and enjoy a reduced EIT rate of 20%. Our PRC subsidiaries can enjoy such reduced EIT rate if their financial data are determined to meet the standard of “small scale and low profit” enterprise when filing with the tax bureau.

Under the EIT Law, dividends paid by PRC enterprises out of profits earned after 2007 to non-PRC tax resident enterprises are subject to PRC withholding tax of 10%. A lower withholding tax rate may be applied based on applicable tax treaty with certain countries or districts.

The EIT Law also provides that enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC are considered PRC tax resident enterprises and subject to PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. As of December 31, 2017, no detailed interpretation or guidance has been issued to define “place of effective management”. Furthermore, as of December 31, 2017, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. If we are deemed as a PRC tax resident, we would be subject to PRC tax under the EIT Law. We will continue to monitor changes in the interpretation or guidance of this law.

PRC Business Tax and VAT. In November 2011, the Ministry of Finance and the State Administration of Taxation jointly issued two circulars setting out the details of the pilot value-added tax, or VAT, reform program, which changed the charge of sales tax from business tax to VAT for certain pilot industries. The pilot VAT reform program initially applied only to the pilot industries in Shanghai, and was expanded to eight additional regions, including, among others, Beijing and Guangdong province, in 2012. In August 2013, the program was further expanded nationwide. In May 2016, the program was expanded to cover additional industry sectors such as construction, real estate, finance and consumer services. In November 2017, PRC State Counsel issued State Counsel Order 691 to abolish business tax, and issued the amendment to Interim Regulations of PRC Value

Added Taxes, or the VAT Regulation, pursuant to which enterprises and individuals that (i) sell goods or labor services of processing, repair or replacement of goods, (ii) sell services, intangible assets, or immovables, or (iii) import goods within the territory of the PRC are subject to VAT.

Effective from September 2012, all services provided by 21Vianet China and certain services provided by 21Vianet Technology and 21Vianet Beijing were subject to a VAT of 6%. Effective from June 2014, all value-added telecommunication services provided in mainland China were subject to a VAT of 6% whereas basic telecommunication services are subject to a VAT of 11%.

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

Prior to the disposal of WiFire Entities and Aipu Group in September 2017, we also provided managed network services to enable our customers to deliver data across the internet in a faster and more reliable manner through extensive data transmission network and BroadEx smart routing technology, and to get the last-mile broadband internet connection services in large metro areas in China.

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

Prior to the disposal of Aipu Group in September 2017, we also provided last-mile wired broadband internet access services, sometimes bundled with broadband related products, to individual and corporate customers at agreed prices. We allocate the contract price based on the relative selling price method under which the selling price of each deliverable is determined using VSOE of selling price, third-party evidence (“TPE”) of selling price, or management’s best estimate of the selling price (“BESP”). We consider all reasonably available information in determining the BESP, including both market and entity-specific factors. Revenues are recognized for each deliverable when all four criteria under ASC605-10 are met.

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

Cash received in advance from customers that are expected to be recognized as revenue upon completion of performance obligations is recorded as deferred revenue when there is no general right of refund; otherwise, it is recorded as advances from customers. Business tax on revenues earned from provision of services to customers is recorded as a deduction from gross revenue to derive net revenue in the same period in which the related revenue is recognized. Most of our PRC subsidiaries and Consolidated VIEs are subject to a business tax rate of 3% or 5%. The business tax expenses and other surcharges for the year ended December 31, 2015 amounted to RMB6.4 million, respectively. Effective since June 2014, VAT of 6% replaced the original business tax for all value-added telecommunication services provided in mainland China, and VAT of 11% replaced the original business tax for all basic telecommunication services provided in mainland China. There was no business tax expense charged in 2016 and afterwards.

Fair Value of Financial Instruments

Our financial instruments include cash and cash equivalents, restricted cash, short-term investments, accounts receivable and payable, other receivables and payables, bonds payable, short-term, long-term bank and other borrowings, available-for-sale investments, share-settled bonuses, liability-classified restricted share units and balances with related parties. Other than the bonds payable, long-term bank and other borrowings, share-settled bonuses and the contingent consideration payable included in the balances with related parties, the carrying values of these financial instruments approximate their fair values due to their short-term maturities.

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

Short-term Investments

All highly liquid investments with stated maturities of greater than 90 days but less than 365 days are mainly fixed rate time deposits that are classified as short-term investments. We account for the investments in debt and equity securities in accordance with ASC Topic 320 (“ASC 320”), Investments—Debt and Equity Securities. We classify the investments in debt and equity securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320. Dividend and interest income for all categories of investments in securities are included in earnings. Any realized gains or losses, if any, on the sale of the short-term investments are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized.

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

No impairment loss had been recorded during each of the years ended December 31, 2015, 2016 and 2017.

Long-term Investments

Our long-term investments consist of cost method investments, equity method investments and available for sale investment.

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

As of December 31, 2016, we had two reporting units, which were hosting and related services and managed network services. After the completion of the disposal of entities engaged in managed network services in September 2017, we determined that there was only one reporting unit since October 2017.

In accordance with ASC 350, Goodwill and Other Intangible Assets, recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present. We have adopted Accounting Standards Update No. 2011-08 (“ASU 2011-08”), Intangibles—Goodwill and Others, pursuant to which we can elect to perform a qualitative assessment to determine whether the two-step impairment testing on goodwill is necessary. The performance of the impairment test in accordance with ASC 350 involves a two-step process. The first step of the impairment test involves comparing the fair value of the reporting unit with its carrying amount, including goodwill. Fair value is primarily determined by computing the future discounted cash flows expected to be generated by the reporting unit. If the reporting unit’s carrying value exceeds its fair value, goodwill may be impaired. If this occurs, we perform the second step of the goodwill impairment test to determine the amount of impairment loss.

The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit’s goodwill. If the implied goodwill fair value is less than its carrying value, the difference is recognized an impairment loss.

We adopted ASU No. 2017-04 (“ASU 2017-04”), Simplifying the Test for Goodwill Impairment, which simplifies the accounting for goodwill impairment by eliminating step two from the goodwill impairment test. The performance of the impairment test in accordance with the updated ASC 350 only involves step one. Under the new guidance, if a reporting unit’s carrying amount exceeds its fair value, an entity will record an impairment charge based on that difference. The impairment charge will be limited to the amount of goodwill allocated to that reporting unit. In September 2017, we completed our impairment test for goodwill in managed network services. We determined the fair value of the reporting unit using the income approach based on the discounted expected cash flows associated with the reporting unit. The discounted cash flows for the reporting unit were based on five year projections. Cash flow projections were based on past experience, actual operating results and management best estimates about future developments as well as certain market assumptions. Cash flows after five years were estimated using a terminal value calculation, which considered terminal value growth at 3%, considering the long term revenue growth for entities in a similar industry in the PRC. The discount rate of approximately 13% was derived and used in the valuations which reflect the market assessment of the risks specific to us and our industry and is based on our weighted average cost of capital. The resulting fair value of the reporting unit significant lower than its carrying value, we fully provided the impairment for the goodwill in managed network services.

We performed a qualitative assessment for the remaining goodwill as one reporting unit. Based on the requirements of ASC 350-20, we evaluated all relevant factors including, but not limited to, macroeconomic conditions, industry and market conditions, financial performance, and our share price. We weighed all factors in their entirety and concluded that it was not more-likely-than-not the fair value was less than the carrying amount of the reporting unit, and further impairment testing on goodwill was unnecessary as of December 31, 2017.

Impairment of long-lived assets

We evaluate our long-lived assets or asset group, including intangible assets with finite lives, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset or a group of long-lived assets may not be recoverable. When these events occur, we evaluate impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available for the long-lived assets.

In 2016, due to the deterioration of the operating results of one of our asset group, we recognized an impairment loss based on the excess of the carrying amount of the asset group over its fair value. We determined the fair value of the asset group using the income approach based on the discounted expected cash flows associated with the asset group. The discounted cash flows for the asset group were based on eight year projections which is consistent with the remaining useful lives of the principal assets. Cash flow projections were based on past experience, actual operating results and management best estimates about future developments as well as certain market assumptions. The discount rate of approximately 13% was derived and used in the valuations which reflect the market assessment of the risks specific to us and our industry and is based on our weighted average cost of capital.

As of December 31, 2017, due to continued operational losses, we recorded the long-lived assets impairment amounting to RMB170.7 million and RMB231.1 million for the assets group of Aipu and WiFire Entities, respectively, resulting from excess of the carrying amount of the asset groups over their fair values of the two asset groups, respectively.

We determined the fair value of the asset groups using the income approach based on the discounted expected cash flows associated with the asset groups. The discounted cash flows for the asset groups were based on seven year projections for Aipu and five years for WiFire Entities, which are consistent with the remaining useful lives of its principal assets. Cash flow projections were based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The discount rate of approximately 13% was derived and used in the valuations which reflect the market assessment of the risks specific to us and our industry and is based on its weighted average cost of capital. No impairment recognized in other assets groups for there is no impairment indicator identified.

The impairment loss reduces the carrying amount of the long-lived assets of a group on a pro-rata basis using the relative carrying amount of those assets.

We recorded impairment charges associated with our long-lived assets and acquired intangibles as follows:

	Years ended December 31,
	2015	2016	2017
	RMB’000	RMB’000	RMB’000	US$’000
Impairment of property and equipment	—	238,144	237,956	36,443
Impairment of intangible assets	—	154,803	163,852	25,314

Leases

Leases are classified at the inception date as either a capital lease or an operating lease. We did not enter into any leases whereby we are the lessor for any of the periods presented. As the lessee, a lease is a capital lease if any of the following conditions exists: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life, or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. We entered into capital leases for certain optical fiber, computer and network equipment and property in the years ended December 31, 2015, 2016 and 2017.

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

On January 1, 2017, we adopted ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, and classified all deferred income tax assets as noncurrent on the consolidated balance sheets on a retrospective basis. The adoption of this standard resulted in the reclassification of RMB43.0 million from current deferred tax assets to noncurrent deferred tax assets in the consolidated balance sheet as of December 31, 2016.

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

For the performance bonuses that the employees can elect to settle in cash and/or restricted shares at an agreed premium of us (“Share-Settled Bonus”), we estimate the portion of the arrangement to be settled shares based on our past settlement practices and classify such portion as a liability in accordance with ASC topic 480 (“ASC 480”), Distinguishing Liabilities from Equity. We remeasure the fair value of such liability at each reporting period end through earnings until the underlying shares were granted to the employees and accounted for the granted restricted shares unit as equity award. The original cash bonus amount continues to be classified as a liability within “Accrued expenses and other payables-Others” in the consolidated balance sheets until the end of the six months’ lock-up period as such amounts will be paid to the employees in cash upon the termination of their employment. The fair value of the premium will be reclassified to additional paid in capital and recognized over the remaining lock-up period using the accelerated method, respectively.

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

On April 15, 2016 (“the Modification date”), we made revisions to the Share-Settled Bonus to remove the agreed premium and six month lock-up period for the employees above a specified level and the option to settle in share for the employees below a specified level. The modified awards remain as liabilities in accordance with ASC 718 as we can only settle the Share-Settled Bonus by issuing variable number of shares until the settlement date or in cash. In January 2017, we made revisions to the Share-Settled Bonus to remove the option to settle bonus accrued in 2017. For the Share-Settled Bonus accrued in 2016 which were elected to be settled in shares, we issued shares to settle all the Share-Settled Bonus as of December 31, 2017.

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

Before January 1, 2017, we elected to estimate forfeitures at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. The forfeiture rate is estimated based on historical and future expectations of employee turnover rates and are adjusted to reflect future changes in facts and circumstances, if any. Share-based compensation expense is recorded net of estimated forfeitures such that expense is recorded only for those share-based awards that are expected to vest. During the years ended December 31, 2015 and 2016, we estimated that the forfeiture rate for both of our management and non-management employees was 1.10% and 1.81%.

On January 1, 2017, we adopted ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting, and elected to account for forfeitures as they occur. The cumulative-effect adjustment to retained earnings of RMB13.4 million (US$2.1 million) was recorded upon transition, which is measured for outstanding awards based on the difference between (1) the fair value estimate of awards historically expected to be forfeited and (2) the fair value estimate of awards actually forfeited.

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

In September 2017, we disposed of WiFire Entities and Aipu Group, which are primarily engaged in the managed network services. After the disposals, the CODM reviews the operation results on the Company basis. As of December 31, 2017, we only has one reporting segment.

We have restated the presentation of our reportable segments for prior years to conform with the current year’s presentation.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09 (“ASU 2014-09”), Revenue from Contracts with Customers (Topic 606). ASU 2014-09 supersedes the revenue recognition requirements in ASC 605, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. ASU 2014-09 is originally effective for the annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. ASU 2015-14, Revenue from Contracts with Customers, defers the effective date of ASU 2014-09 by one year. As a result, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017 and interim periods therein. Early adoption is permitted to the original effective date. We adopted the new standard effective January 1, 2018, using the modified retrospective method. We have substantially completed the assessment over the impact of adopting this new guidance and do not expect the adoption will have significant impact on our consolidated financial statements.

In January 2016, the FASB issued ASU No. 2016-01 (“ASU 2016-01”), Financial Instruments. ASU 2016-01 requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. An entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. ASU 2016-01 also simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment. When a qualitative assessment indicates that impairment exists, an entity is required to measure the investment at fair value. For public business entities, the amendments are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. We are currently evaluating the impact of adopting this new standard on our consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02 (“ASU 2016-02”), Leases. ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. ASU 2016-02 is effective for public business entities for annual reporting periods and interim periods within those years beginning after December 15, 2018. We will adopt ASU 2016-02 on January 1, 2019. We are currently evaluating the impact of adopting this standard on our consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13 (“ASU 2016-13”), Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. ASU 2016-13 changes the impairment model for most financial assets and certain other instruments. The standard will replace “incurred loss” approach with an “expected loss” model for instruments measured at amortized cost. For available-for-sale debt securities, entities will be required to record allowances rather than reduce the carrying amount, as they do today under the other-than-temporary impairment model. The standard is effective for public business entities for annual periods beginning after December 15, 2019, and interim periods therein. Early adoption is permitted. We are evaluating the effect that this guidance will have on our consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash which requires that the statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The standard is effective for public business entities for annual periods beginning after December 15, 2017, and interim periods therein, and early adoption is permitted. We are evaluating the effect that this guidance will have on our consolidated financial statements.

In January 2017, FASB has issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. The ASU affects all companies and other reporting organizations that must determine whether they have acquired or sold a business. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The ASU is effective for annual periods beginning after December 15, 2017, including interim periods within those periods for public entities. We are evaluating the effect that this guidance will have on our consolidated financial statements.

In May 2017, the FASB issued ASU No. 2017-09, Compensation—Stock Compensation: Scope of Modification Accounting. This standard provides clarity and reduces both (1) diversity in practice and (2) cost and complexity when applying the guidance in Topic 718, Compensation-Stock Compensation, to a change to the terms or conditions of a share based payment award. The updated guidance is effective for interim and annual periods beginning after December 15, 2017. We are currently evaluating the impact of adopting this standard on our consolidated financial statements.

Inflation

In the last 3 years, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2015, 2016 and 2017 were 1.4%, 2.0% and 1.6%, respectively. The year-over-year percent changes in the consumer price index for January 2016, 2017 and 2018 were increases of 1.8%, 2.1% and 1.5%, respectively. Although we have not been materially affected by inflation in the past, we cannot assure you that we will not be affected in the future by higher rates of inflation in China.

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

	For the Year Ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	USD	%
	(in thousands, except percentages)
Consolidated Statements of Operations Data:
Net revenues	3,634,372	100.0	3,641,774	100.0	3,392,705	521,449	100.0
Hosting and related services	2,369,223	65.2	2,668,655	73.3	2,975,178	457,276	87.7
Managed network services	1,265,149	34.8	973,119	26.7	417,527	64,173	12.3
Cost of revenues	(2,780,614)	(76.5)	(2,929,638)	(80.4)	(2,634,295)	(404,884)	(77.6)

Hosting and related services	(1,758,756)	(48.4)	(1,936,658)	(53.2)	(2,130,279)	(327,418)	(62.7)

Managed network services	(1,021,858)	(28.1)	(992,980)	(27.3)	(504,016)	(77,466)	(14.9)

Gross profit	853,758	23.5	712,136	19.6	758,410	116,565	22.4
Operating (expenses) income:
Sales and marketing expenses	(359,460)	(9.9)	(352,926)	(9.7)	(256.682)	(39,451)	(7.6)
Research and development expenses	(142,835)	(3.9)	(149,337)	(4.1)	(149,143)	(22,923)	(4.4)
General and administrative expenses	(568,741)	(15.6)	(639,648)	(17.6)	(519,950)	(79,915)	(15.3)
Allowance for doubtful debt	(32,199)	(0.9)	(117,564)	(3.2)	(37,427)	(5,752)	(1.1)
Changes in the fair value of contingent purchase consideration payables	(43,325)	(1.2)	93,307	2.6	(937)	(144)	(0)
Impairment of long-lived assets	—	—	(392,947)	(10.8)	(401,808)	(61,757)	(11.8)
Impairment of goodwill	—	—	—	—	(766,440)	(117,800)	(22.6)
Operating income	8,569	0.2	6,783	0.2	5,439	836	0.2

Total operating expenses	(1,137,991)	(31.3)	(1,552,332)	(42.6)	(2,126,948)	(326,906)	(62.6)

Operating loss	(284,233)	(7.8)	(840,196)	(23.1)	(1,368,538)	(210,341)	(40.2)
Interest income	53,494	1.5	21,078	0.6	32,925	5,060	1.0
Interest expense	(274,184)	(7.5)	(198,589)	(5.5)	(185,313)	(28,482)	(5.5)
Impairment of long-term investment	—	—	—	—	(20,258)	(3,114)	(0.6)
Gain on disposal of subsidiaries	—	—	—	—	497,036	76,393	14.7
Loss on debt extinguishment	—	—	(29,841)	(0.8)	—	—	—
Other income	30,430	0.8	28,922	0.8	16,764	2,577	0.5
Other expenses	(3,701)	(0.1)	(16,449)	(0.5)	(17,060)	(2,622)	(0.5)
Foreign exchange (loss) gain	72,394	2.0	56,341	1.5	(17,153)	(2,636)	(0.5)

Loss before income taxes and gain from equity method investments	(405,800)	(11.2)	(978,734)	(26.9)	(1,061,597)	(163,165)	(31.1)

Income tax (expense) benefits	(47,830)	(1.3)	11,160	0.3	90,170	13,859	2.7
Gain from equity method investments	52,355	1.4	35,652	1.0	53,783	8,266	1.6
Consolidated net loss	(401,275)	(11.0)	(931,922)	(25.6)	(917,644)	(141,040)	(26.8)

Net (income) loss attributable to non-controlling interest	(26,824)	(0.7)	298,324	8.2	144,914	22,273	4.3

Net loss attributable to the Company’s ordinary shareholders	(428,099)	(11.8)	(633,598)	(17.4)	(772,730)	(118,767)	(22.5)

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Net Revenues

Our net revenues in 2017 decreased by 6.8% from RMB3,641.8 million in 2016 to RMB3,392.7 million (US$521.4 million) in 2017. The decrease was primarily caused by the decline in net revenues generated from managed network services, which were deconsolidated from the fourth quarter of 2017 and partially offset by the growth of our hosting and related services.

Revenues from our hosting and related services amounted to RMB2,975.2 million (US$457.3 million) in 2017, increasing by 11.5% from RMB2,668.7 million in 2016. The increase in revenues from our hosting and related services was primarily due to (i) the increase in the total number of billable cabinets under our management, which was attributable to growing customer demand, (ii) the growth in demand for our cloud business. The number of cabinets under our management increased from 26,380 as of December 31, 2016 to 29,080 as of December 31, 2017.

Cost of Revenues

Our cost of revenues decreased by 10.1% from RMB2,929.6 million in 2016 to RMB2,634.3 million (US$404.9 million) in 2017. Our telecommunication costs decreased by 15.3% from RMB1,811.6 million in 2016 to RMB1,533.6 million (US$235.7 million) in 2017. The decrease in our cost of revenues was primarily due to our improved cost efficiency and disposal of WiFire Entities and Aipu Group.

We expect that our cost of revenues will increase as our business expands. Additionally, we anticipate recording significant expenses related to the amortization of the intangible assets related to the acquisition of the intangible assets of our subsidiaries as these intangible assets are amortized over their remaining useful lives.

Gross Profit

Our gross profit increased by 6.5% from RMB712.1 million in 2016 to RMB758.4 million (US$116.6 million) in 2017. As a percentage of net revenues, our gross profit increased from 19.6% in 2016 to 22.4% in 2017. The increase of gross profit and gross margin was primarily due to our improved cost efficiency of hosting and related service.

Operating Expenses

Our operating expenses increased by 37.0% from RMB1,552.3 million in 2016 to RMB2,126.9 million (US$326.9 million) in 2017. Our operating expenses as a percentage of net revenues increased from 42.6% in 2016 to 62.7% in 2017. The increase of our operating expenses was primarily due to our recognition of impairment of long-lived assets and goodwill as a result of the disposal of WiFire Entities and Aipu Group.

Sales and Marketing Expenses. Our sales and marketing expenses decreased by 27.3% from RMB352.9 million in 2016 to RMB256.7 million (US$39.5 million) in 2017, primarily due to reduced agency costs and advertising expenses and labor cost as a result of the disposal of WiFire Entities and Aipu Group. As a percentage of net revenues, our sales and marketing expenses was 9.7% and 7.6% in 2016 and 2017, respectively.

Research and Development Expenses. Our research and development expenses decreased from RMB149.3 million in 2016 to RMB149.1 million (US$22.9 million) in 2017. As a percentage of net revenues, our research and development expenses increased from 4.1% in 2016 to 4.4% in 2017.

General and Administrative Expenses. Our general and administrative expenses decreased by 18.7% from RMB639.6 million in 2016 to RMB520.0 million (US$79.9 million) in 2017, primarily due to a decrease in labor cost as a result of the disposal of WiFire Entities and Aipu Group. As a percentage of net revenues, our general and administrative expenses decreased from 17.6% in 2016 to 15.3% in 2017.

Changes in the Fair Value of Contingent Purchase Consideration Payable. We recorded a decrease in the fair value of contingent purchase consideration payable in the amount of RMB0.9 million (US$0.1 million) in 2017 in connection with our acquisition, which was primarily due to a decrease in the fair value of estimated contingent share considerations during this period.

Impairment of long-lived assets. We recorded impairment of long-lived assets in the amount of RMB401.8 million (US$61.8 million) in connection with disposal of WiFire Entities and Aipu Group.

Impairment of goodwill. We recorded an impairment of goodwill in the amount of RMB766.4 million (US$117.8 million) during this period, primarily related to the disposal of WiFire Entities and Aipu Group in the third quarter in 2017.

Interest Income

Our interest income increased from RMB21.1 million in 2016 to RMB32.9 million (US$5.1 million) in 2017, primarily due to an increase in interest income generated from short-term investments.

Interest Expense

Our interest expense decreased from RMB198.6 million in 2016 to RMB185.3 million (US$28.5 million) in 2017, primarily due to the repayment of the 2017 Bonds. In June 2017, we fully repaid the 2017 Bonds.

Other Income

Our other income decreased from RMB28.9 million in 2016 to RMB16.8 million (US$2.6 million) in 2017. Other income in 2017 was primarily attributable to disposal gain on long-lived assets and government grant received.

Other Expenses

Our other expenses increased from RMB16.4 million in 2016 to RMB17.1 million (US$2.6 million) in 2017. Other expenses in both periods were primarily due to the loss attributable to the disposal of certain of our equipment, such as servers and entry securities systems.

Loss on Debt Extinguishment

We did not incur any loss on debt extinguishment in 2017. We incurred loss on debt extinguishment in the amount of RMB29.8 million in 2016 due to repurchase of 78.97% of the outstanding principal amount of the 2017 Bonds with the total consideration of RMB1,613.9 million including payment of accrued interests of RMB18.7 million.

Foreign Exchange (loss) Gain

We had a foreign exchange loss of RMB17.2 million (US$2.6 million) in 2017, compared to a foreign exchange gain of RMB56.3 million in 2016, primarily due to the depreciation of U.S. dollar relative to Renminbi in 2017 for the U.S. dollar denominated bonds.

Income Tax (Expense) Benefits

We recorded income tax benefits in the amount of RMB90.2 million (US$13.9 million) in 2017, compared with income tax benefits of RMB11.2 million in 2016, with the effective tax rates 8.9%. This is primarily due to:

•	The decrease of taxable income tax for our PRC subsidiaries and consolidated affiliated entities due to operating performance;

•	increase in change in valuation allowance from RMB158.7 million in 2016 to RMB174.4 million (US$26.8 million) in 2017.

•	the effect of preferential tax rates of negative RMB90.1 million (US$13.8 million) enjoyed by certain of our PRC subsidiaries and consolidated affiliated entities. 21Vianet Beijing, SH Blue Cloud and SZ DYX are qualified as HNTEs and enjoy a preferential income tax rate of 15%.

Consolidated Net Loss

As a result of the above, we recorded a net loss of RMB917.6 million (US$141.0 million) in 2017, as compared to a net loss of RMB931.9 million in 2016.

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

Income Tax (Expense) Benefits

We recorded income tax benefits in the amount of RMB11.2 million (US$1.6 million) in 2016, compared to income tax expense of RMB47.8 million in 2015, with the effective tax rates 1.2%. This is primarily due to:

•	The decrease of taxable income tax for our PRC subsidiaries and consolidated affiliated entities due to operating performance;

•	increase in change in valuation allowance from RMB36.5 million in 2015 to RMB158.7 million (US$22.9 million) in 2016.

•	the effect of tax holidays and preferential tax rates of negative RMB9.4 million (US$1.3 million) enjoyed by certain of our PRC subsidiaries and consolidated affiliated entities. In 2013, BJ iJoy was qualified as a software enterprise which allows it to utilize a two-year 100% tax exemption followed by a three-year 50% reduced EIT rate from 2013 to 2017. Three of the WiFire Entities, 21Vianet Beijing, SH Blue Cloud and SZ DYX are qualified as HNTEs and enjoy a preferential income tax rate of 15%. Xi’an Sub, SC Aipu and a wholly-owned subsidiary of SC Aipu are qualified for a preferential tax rate of 15%, which was awarded to companies that have operations in certain industries and meet the criteria of the Preferential Tax Policies for Development of the Western Regions.

Consolidated Net Loss

As a result of the above, we recorded a net loss of RMB931.9 million (US$134.2 million) in 2016, as compared to a net loss of RMB401.3 million in 2015.

B.	Liquidity and Capital Resources

As of December 31, 2017, we had RMB1,949.6 million (US$299.7 million) in cash and cash equivalents, RMB245.8 million (US$37.8 million) in restricted cash (current and non-current portion) and RMB548.9 million (US$84.4 million) in short-term investments.

As of December 31, 2017, we had short-term bank borrowings and long-term bank borrowings (current portions) from various commercial banks with an aggregate outstanding balance of RMB120.3 million (US$18.5 million), and long-term bank borrowings (excluding current portions) from various commercial banks with an aggregate outstanding balance of RMB187.6 million (US$28.8 million). The short-term bank borrowings bore weighted average interest rates of 5.69%, 4.22% and 4.04% per annum, respectively, in 2015, 2016 and 2017. Our short-term bank borrowings have maturity terms of two months to one year and expire at various times throughout the year. There are no material covenants or restrictions on us associated with our outstanding short-term borrowings.

We have entered into long-term bank borrowing arrangements since 2013 with maturity terms of two to five years. The long-term bank borrowing (including current portion) outstanding as of December 31, 2015, 2016 and

2017 bore weighted-average interest rates of 6.59%, 5.85% and 5.50% per annum, respectively, in 2015, 2016 and 2017 have certain financial covenants.

In August 2017, we issued the Original Notes. In September 2017, we issued the Notes. The Notes were priced at a slight premium of 100.04, with an effective yield of 6.98%. The Notes constitute a further issuance of, and were consolidated to form a single series with, the Original Notes. Interest on the 2020 Notes is payable semi-annually in arrears on, or nearest to, August 17 and February 17 in each year, beginning on February 17, 2018.

The 2020 Notes have (i) restrictive covenant that restricts our ability in consolidation, merger and sale of assets to a certain extent; (ii) negative pledge covenant that restricts our ability to create security upon our undertaking, assets or revenues to secure bonds, notes, debentures or other securities that are quoted, listed or dealt in or traded on securities market; (iii) dividend payment restriction covenant; and (iv) covenant relating to the ratio of our Adjusted EBITDA to our Consolidated Interest Expense (interest expense paid net of interest income received). Such covenants may limit our ability to undertake additional debt financing, but not equity financing.

We have unused credit line in the amount of RMB140.9 million (US$21.7 million) as of December 31, 2017, pursuant to credit agreements entered into with five banks. A total of RMB460.0 million (US$70.7 million) credit line was granted to us under five credit agreements, of which we have used RMB319.1 million (US$49.0 million). There are no material covenants that restrict our ability to undertake additional financing associated with the used credit line. No terms and conditions of the unused credit line are available yet because utilization of such unused portion requires approval by the banks and separate loan agreements setting forth detailed terms and conditions will only be entered into with the banks upon utilization. We believe the working capital as of December 31, 2017 is sufficient for our present requirements.

As of December 31, 2017, we had total outstanding debts of RMB2,237.1 million (US$343.8 million). The growth of our business relies on the construction of new data centers. In additions, we also intend to acquire or invest in companies that are complementary to our business. Therefore, we intend to use the proceeds of our outstanding debt mainly to add new data centers and fund acquisitions. For example, as of December 31, 2017, we have purchase commitments (commitments related to acquisition of machinery, equipment, construction in progress, bandwidth and cabinet capacity) of RMB724.4 million (US$111.3 million) coming due during the 12-month period, and we intend to use a portion of the proceeds to fund the purchase commitments.

As of December 31, 2017, the amount of outstanding debt inside and outside of the PRC was RMB307.9 million (US$47.3 million) and RMB1,929.2 million (US$296.5 million), respectively. We believe we have sufficient financial resources to meet both of our onshore and offshore debt obligations when due.

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

As of December 31, 2017, the total amount of cash and cash equivalents, restricted cash and short-term investments was RMB2,744.4 million (US$421.8 million), of which RMB383.0 million (US$58.9 million), RMB257.0 million (US$39.5 million) and RMB2,104.4 million (US$323.4 million) was held by our consolidated affiliated entities, PRC subsidiaries and offshore subsidiaries, respectively. Cash transfers from our PRC subsidiaries to our subsidiaries outside of China are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of our PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Item 3. Key Information D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to receive and utilize our revenues effectively.” The major cost that would be incurred to distribute dividends is the withholding tax imposed on the dividends distributed by our PRC operating subsidiaries at the rate of 10% or a lower rate under an applicable tax treaty, if any.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Net cash generated from operating activities	216,834	83,620	402,310	61,835
Net cash used in investing activities	(370,130)	(841,017)	(699,336)	(107,486)
Net cash generated from financing activities	1,115,032	209,472	1,089,537	167,459
Effect on foreign exchange rate changes on cash and short-term investments	78,903	160,289	(140,298)	(21,564)
Net (decrease) increase in cash and cash equivalents	1,040,639	(387,636)	652,213	100,244
Cash and cash equivalents at beginning of the year	644,415	1,685,054	1,297,418	199,409
Cash and cash equivalents at end of the year	1,685,054	1,297,418	1,949,631	299,653
Cash and cash equivalents, restricted cash and short-term investments at the end of the year	2,111,099	3,572,469	2,744,359	421,801

Operating Activities

Net cash generated from operating activities was RMB402.3 million (US$61.8 million) in 2017, compared to net cash generated from operating activities of RMB83.6 million in 2016.

Net cash generated from operating activities in 2017 primarily resulted from a net loss of RMB917.6 million (US$141.0 million), positively adjusted for certain items such as (i) depreciation of property and equipment of RMB523.5 million (US$80.5 million), (ii) amortization of intangible assets of RMB143.6 million (US$22.1 million), (iii) impairment of goodwill of RMB766.4 million (US$117.8 million), (iv) impairment of long-lived assets of RMB401.8 million (US$61.8 million), (v) the increase in accrued expenses and other payables of RMB270.1 million (US$41.5 million), and (vi) the increase in advances from customers of RMB201.8 million (US$31.0 million), partially offset by certain item such as (i) the increase in deferred tax benefits of RMB128.0 million (US$19.7 million), (ii) the increase in gain from disposal of subsidiaries of RMB497.0 million (US$76.4 million), and (iii) the increase in prepaid expenses and other current assets of RMB310.2 million (US$47.7 million).

Net cash generated from operating activities in 2017 primarily reflected payments of RMB3,560.9 million (US$547.3 million) received from our customers, partially offset by our payments for telecommunication costs of RMB1,099.7 million (US$169.0 million) in 2017, payment for taxes of RMB81.6 million (US$12.4 million) and payment to employees of RMB725.8 million (US$111.6 million).

Net cash generated from operating activities was RMB83.6 million in 2016, compared to net cash generated from operating activities of RMB216.8 million in 2015.

Net cash generated from operating activities in 2016 primarily resulted from a net loss of RMB931.9 million, positively adjusted for certain items such as (i) depreciation of property and equipment of RMB480.1 million, (ii) amortization of intangible assets of RMB184.0 million, (iii) share-based compensation expense of RMB118.7 million, (iv) allowance for doubtful debt of RMB117.6 million, (v) impairment of long-lived assets of RMB392.9 million, (vi) the increase in the accrued expenses and other payables of RMB82.2 million, primarily due to the increase of payroll and welfare payables; partially offset by certain items such as (i) increase in prepaid expenses and other current assets of RMB148.8 million, primarily due to increased deductible VAT input in relation to the purchase of property and equipment, deposits and prepaid expenses for bandwidth, (ii) decrease in changes in the fair value of contingent purchase consideration payables of RMB93.3 million, and (iii) increase in deferred income taxes benefit of RMB65.9 million.

Net cash generated from operating activities in 2016 primarily reflected payments of RMB3,633.7 million received from our customers, partially offset by our payments for telecommunication costs of RMB1,725.6 million in 2016, payment for taxes of RMB145.5 million and payment to employees of RMB779.8 million.

Investing Activities

Net cash used in investing activities was RMB699.3 million (US$107.5 million) in 2017, as compared to net cash used in investing activities of RMB841.0 million in 2016. Net cash used in investing activities in 2017 is primarily related to our purchase of property and equipment in the amounts of RMB396.0 million (US$60.9 million), our payment for short-term investments in the amount of RMB755.9 million (US$116.2 million), our payment for long-term investments in the amount of RMB162.2 million (US$25.0 million) and our disposal of subsidiaries in the amount of RMB64.6 million (US$9.9 million), offset by proceeds received from maturity for short-term investments in the amount of RMB484.9 million (US$74.5 million), receipt of loan in the amount of RMB100.0 million (US$15.4 million) from a third party and restricted cash of RMB130.8 million (US$20.1 million).

Net cash used in investing activities was RMB841.0 million in 2016, as compared to net cash used in investing activities of RMB370.1 million in 2015. Net cash used in investing activities in 2016 is primarily related to our purchase of property and equipment in the amount of RMB574.5 million, our payments for short-term investments in the amount of RMB285.1 million, our payments for long-term investments in the amount of RMB48.7 million and our payments for assets acquisition in the amount of RMB56.3 million, offset by proceeds received from maturity of short-term investments in the amount of RMB112.3 million.

Financing Activities

Net cash generated from financing activities was RMB1,089.5 million (US$167.5 million) in 2017, as compared to net cash generated from financing activities amounting to RMB209.5 million in 2016. Net cash generated from financing activities in 2017 is primarily related to net proceeds from issuance of 2020 Notes in the amount of RMB1,936.2 million (US$297.6 million) and restricted cash in the amount of RMB1,702.2 million (US$261.6 million), partially offset by repayment of short-term loan borrowings in the amount of RMB1,673.7 million (US$257.2 million), repayment of 2017 Bonds in the amount of RMB420.6 million (US$64.6 million), payment for acquisition of property and equipment through capital leases in the amount of RMB199.1 million (US$30.6 million), rental prepayment and deposits for sales and lease back transactions in the amount of RMB164.7 million (US$25.3 million) and payment for share repurchase plan in the amount of RMB133.1 million (US$20.5 million).

Net cash generated from financing activities was RMB209.5 million in 2016, as compared to net cash generated from financing activities amounting to RMB1,115.0 million in 2015. Net cash generated from financing activities in 2016 is primarily related to proceeds received from shareholders in the amount of RMB2,548.7 million, proceeds from long-term bank borrowings in the amount of RMB214.6 million, proceeds from short-term bank borrowings in the amount of RMB1,725.7 million, partially offset by restricted cash in the amount of RMB1,699.4 million, repayment of 2016 Bonds in the amount of RMB264.3 million, repurchase of 2017 Bonds in the amount of RMB1,596.3 million, repayment of short-term bank borrowings in the amount of RMB318.0 million, payments for purchase of mandatorily redeemable noncontrolling interests in the amount of RMB100.0 million, rental prepayment and deposits for sales and leaseback transactions in the amount of RMB152.7 million, and payment for acquisition of property and equipment through capital leases in the amount of RMB23.6 million.

Capital Expenditures

We had capital expenditures relating to the addition of property and equipment of RMB1,052.3 million, RMB574.5 million and RMB396.0 million (US$60.9 million) in 2015, 2016 and 2017, respectively, representing 29.0%, 15.8% and 11.8%, respectively, of our total net revenues. Our capital expenditures were primarily for building self-built data centers, purchasing network equipment, servers and other equipment. Our capital expenditures have been primarily funded by net cash provided by financing activities and cash generated from our operations. We estimate that our data center capital expenditures in 2018 will be within the range of RMB400.0 million to RMB500.0 million, which will be primarily used to build self-built data centers, purchase network equipment, servers and other equipment to expand our business. We may have additional capital expenditure for real property purchase, data center construction and network capacity expansion if our actual development is beyond our current plan. We plan to fund the balance of our capital expenditure requirements for 2018 with cash from the proceeds from overseas offerings, operations and additional bank borrowings, if available.

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

Research and Development

Our strong research and development capabilities support and enhance our service offerings. We believe that we have one of the most experienced research and development teams in the internet infrastructure sector in China. We devote significant resources to our research and development efforts, focusing on improving customer experience, increasing operational efficiency and bringing innovative solutions to the market quickly. Over 60% of the work force on our research and development team are engineers. Many of our engineers have more than 10 years of relevant industry experience. In 2015, 2016 and 2017, our research and development expenses were RMB142.8 million, RMB149.3 million and RMB149.1 million (US$22.9 million), respectively.

Consistent with our strong culture of innovation, we devote significant resources to the research and development of our smart routing technology, cloud computing infrastructure service technologies. Our research and development efforts have yielded 57 patents, 64 patent applications and 59 software copyright registrations, all in China and related to different aspects of internet infrastructure services. We intend to continue to devote a significant amount of time and resources to carry out our research and development efforts.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2017 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2017:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of RMB)
Short-term borrowings(1)	50,000	50,000	—	—	—
Long-term borrowings(1)(2)	257,927	70,289	108,138	79,500	—
Notes payable(3)	1,960,260	—	1,960,260	—	—
Operating lease obligations(4)	516,646	115,066	161,225	98,670	141,685
Purchase commitments(5)	1,991,758	724,403	456,058	206,728	604,569
Capital lease minimum lease payment(6)	1,293,325	261,221	301,688	157,270	573,146
Total	6,069,916	1,220,979	2,987,369	542,168	1,319,400

Notes:

(1)

As of December 31, 2017, our short-term bank borrowings bore a weighted average interest rate of 4.04% and have original maturity terms of two months to one year. Our unused short-term and long-term bank borrowing facilities amounted to RMB140.9 million (US$21.7 million). We have pledged land use rights with the net book value of RMB16.8 million (US$2.6 million) for our bank borrowings. We have pledged computer and network equipment and office equipment with the net book value of RMB201.0 million (US$30.9 million) for our bank borrowings. We have also pledged leasehold improvements with the net book value of RMB143.9 million (US$22.1 million) for our bank borrowings.
(2)	Long-term bank borrowings (including the current portions) outstanding as of December 31, 2017 bear a weighted-average interest rate of 5.50% per annum, and are denominated in Renminbi. These loans were obtained from financial institutions located in the PRC.
(3)	The 2020 Notes with US$300 million of the principal amount outstanding due 2020 at an interest rate of 7.000% per annum.
(4)	Operating lease obligations are primarily related to the lease of office and data center space.
(5)	As of December 31, 2017, we had commitments of approximately RMB1,300.1 million (US$199.8 million) related to acquisition of machinery, equipment and construction in progress. In addition, we had outstanding purchase commitments in relation to bandwidth and cabinet capacity of RMB691.6 million (US$106.3 million).
(6)	Related to capital leases for electronic equipment, optic fibers and property.

G.	Safe Harbor

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Sheng Chen	49	Executive Chairman of the Board of Directors
Shiqi Wang	42	Co-Chief Executive Officer
Steve Zhang*	54	Co-Chief Executive Officer, Director
Sharon Xiao Liu	37	Chief Financial Officer
Yoshihisa Ueno	55	Director
Kenneth Chung-Hou Tai	67	Director
Sean Shao	61	Director
Erhfei Liu	60	Director
Wenbin Chen	47	Director
Tao Zou	42	Director
Wing-Dar Ker	57	President of Microsoft Cloud Business Unit
Feng Liu	46	Vice President and General Manager of North China
Chunfeng Cai	35	Vice President and General Manager of South China

*	Mr. Steve Zhang has resigned as our co-chief executive officer and director, effective on June 30, 2018.

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

Mr. Shiqi Wang has serviced as our co-chief executive officer and President since February 2018. Mr. Wang also served as the Vice President of TUS Digital Group, a subsidiary of TUS Holdings, director of Beijing CIC Technology Co., Ltd. and director of Guangzhou Tuwei Technology Co., Ltd. Mr. Wang has nearly 20 years of experience in the telecommunications industry and has worked at various renowned international companies, including 11 years with Ericsson, focusing primarily on strategy development and execution, corporate management, and equity investments. Mr. Wang received a bachelor’s degree from Tsinghua University and an MBA from Peking University-Vlerick MBA Program (BiMBA).

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

Ms. Sharon Xiao Liu has served as our chief financial officer since January 2018. Ms. Liu joined us in October 2010, and served as our vice president of finance in charge of the finance-related matters of our hosting and related services business prior to becoming our chief financial officer. Ms. Liu was also previously responsible for our pre- and post-IPO finance matters, investor relations, financial reporting, financial planning and analysis, and financial business plan. Prior to joining 21Vianet, Ms. Liu was a manager at KPMG China in its audit division since 2003. Ms. Liu is a Certified Public Accountant (CPA) in the state of North Dakota. Ms. Liu received her dual Bachelor’ degrees in economics and law from Peking University.

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

Mr. Sean Shao has served as our independent director since August 2015. Mr. Sean Shao currently also serves as independent director of: Jumei International Holding Ltd., an e-commerce company listed on NYSE since May 2014; LightInTheBox Holdings Co. Ltd., an e-commerce company listed on NYSE since June 2013 and UTStarcom Holdings Corp., a provider of broadband equipment and solutions listed on NASDAQ since October 2012. Mr. Shao also serves as independent director and chairman of the audit and compensation committees of China Biologic Products, Inc., a biopharmaceutical company listed on NASDAQ since July 2008. He served as the chief financial officer and a director of Trina Solar Limited from 2006 to 2008 and from 2015 to 2017, respectively. In addition, Mr. Shao served from 2004 to 2006 as the chief financial officer of ChinaEdu Corporation, an educational service provider, and of Watchdata Technologies Ltd., a Chinese security software company. Prior to that, Mr. Shao worked at Deloitte Touche Tohmatsu CPA Ltd. for approximately a decade. Mr. Shao received his master’s degree in health care administration from the University of California at Los Angeles in 1988 and his bachelor’s degree in art from East China Normal University in 1982. Mr. Shao is a member of the American Institute of Certified Public Accountants.

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

Mr. Wenbin Chen has served as our director since September 2017. Mr. Chen currently serves as the chairman of TusCity Group and senior vice president of Tus-Holdings. Prior to that, Mr. Chen served as the chief editor of a magazine titled the People’s Rule of Law and the deputy secretary-general of the China Behavior Law Association from 2011 to 2014. From 2008 to 2010, Mr. Chen worked as the head of capital operations and investor relations at China Longyuan Power Group Co., Ltd. (HKG: 0916) and a director at HaiNan Pearl River Holdings Co., Ltd.(000505. CN). Prior to that, Mr. Chen was a division chief at the National Audit Office of the PRC from 2001 to 2008, and taught at Beijing University of Technology from 1993 to 2001. Mr. Chen received his bachelor’s degree in philosophy from Peking University and his Doctorate’s degree in finance from Dongbei University of Finance and Economics.

Mr. Tao Zou has served as our independent director since December 2016. Mr. Zou is currently the chief executive officer and an executive director of Kingsoft Corporation Limited (HKG: 3888), a company listed on the Hong Kong Stock Exchange, and the chief executive officer and one of the directors of Seasun Holdings Limited, overseeing the operations of Seasun Holdings Limited and its subsidiaries, including the research and development of online games, and the operations of the gaming business of Kingsoft Corporation Limited and its subsidiaries, or Kingsoft Group. Mr. Zou also serves as a director of Cheetah Mobile (NYSE: CMCM) and Xunlei Limited (Nasdaq: XNET). Mr. Zou joined Kingsoft Group in 1998 and has taken various positions within the Kingsoft Group since then. Mr. Zou received a bachelor’s degree from Tianjin Nankai University.

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

Mr. Feng Liu has served as our vice president since August 2016, primarily responsible for human resources, application development, information technology and key accounts departments. He has also served as the general manager of our North China business since July 2017. Mr. Liu has extensive experience in telecom operator market management, research & development management, project delivery and international marketing. Prior to joining us, Mr. Liu was the vice president of AsiaInfo Group, primarily responsible for sales, delivery, research and development, marketing as well as the oversea business. Mr. Liu received his EMBA degree from the Economics and Management School of Tsinghua University and his bachelor’s degree in engineering mechanics from Tsinghua University.

Mr. Chunfeng Cai has served as our vice president since January 2016. He has also served as the general manager of our East China business and South China business since January 2016 and July 2017, respectively. Mr. Cai has ten years of working experience in IDC and CDN industry, as well as extensive experience in 2B business management. Prior to joining us, Mr. Cai was the vice president of ChinaCache, primarily responsible for the departments of enterprise business and company operation management center. Mr. Cai received his master’s degree in mechanical and electronic engineering from Zhejiang University and his bachelor’s degree in mechanical engineering from Jilin University.

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

In 2017, the aggregate cash compensation we paid to our executive officers was approximately RMB15.4 million (US$2.4 million), which total amount included RMB0.7 million (US$0.1 million) for pension, retirement, medical insurance or other similar benefits for our executive officers. We did not provide any cash compensation to our non-executive directors in 2017. Other than the amounts stated above, no pension, retirement or similar benefits has been set aside or accrued for our executive officers or directors. None of our non-executive directors has a service contract with us that provides for benefits upon termination of employment.

In addition to the cash compensation referenced above, we also provide share-based compensation to our directors and officers. The total share-based compensation we provided to our directors and officers amounted to RMB54.5 million (US$8.4 million) in 2017. For option grants to our directors and officers, see “—Share Incentive Plans.”

Share Incentive Plans

On July 16, 2010, we adopted our 2010 Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and to promote the success of our business. We subsequently amended our 2010 Plan on January 14, 2011 and July 6, 2012. On May 29, 2014, we adopted our 2014 Plan on our annual general meeting, which was subsequently amended on April 1, 2015 and December 22, 2017 by unanimous written approval of our board of directors. The amended 2010 Plan and 2014 Plan permit the grant of options to purchase our ordinary shares, share appreciation rights, restricted shares, RSUs, dividend equivalent rights and other instruments as deemed appropriate by the administrator under the plans. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the amended 2010 Plan is 39,272,595 Class A ordinary shares. Under the amended 2014 Plan, we are authorized to issue to our employees, directors and consultants (i) 21,888,624 Class A ordinary shares, and (ii) an automatic increase by a number that is equal to 15% of the number of new Class A and Class B Ordinary Shares (on an as converted basis) issued by the Company from time to time. Our board is also authorized, but not obligated, to increase the maximum number under the 2014 Plan by the number of, or a portion of, the Class A ordinary shares repurchased by us since January 1, 2014. As of March 31, 2018, options to purchase 1,396,488 ordinary shares and 1,529,787 RSUs have been granted under our amended 2010 Plan and amended 2014 Plan to our employees, directors and consultants without giving effect to the options that were exercised or terminated and RSUs that were vested.

The following table summarizes, as of March 31, 2018, the stock options and restricted share units granted, under our amended 2010 Plan and amended 2014 Plan to our directors and executive officers and to other individuals as a group.

Name	Options Granted	Restricted Share Units	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Sheng Chen	*	—	0.15	July 16, 2010	July 16, 2020
	—	*	—	August 30, 2012	—
	—	*	—	November 23, 2013	—
	—	*	—	March 7, 2015	—
	—	*	—	November 21, 2015	—
	—	*	—	November 26, 2016	—
Shiqi Wang	—	—	—	—	—
Steve Zhang	—	*	—	November 21, 2015	—
Sharon Xiao Liu	*	—	0.15	August 17, 2012	August 17, 2022
	—	*	—	July 1, 2013	—
	*	—	0.15	May 24, 2015	—
	—	*	—	August 23, 2015	—
	—	*	—	March 5, 2017	—
Yoshihisa Ueno	—	*	—	October 1, 2012	—
	—	*	—	April 25, 2014	—
	—	*	—	December 2, 2017	—
	—	*	—	March 7, 2018	—
Kenneth Chung-Hou Tai	—	*	—	October 16, 2012	—
	—	*	—	November 21, 2015	—
	—	*	—	August 14, 2016	—
	—	*	—	May 12, 2017	—
	—	*	—	March 7, 2018	—
Wenbin Chen	—	—	—	—	—
Tao Zou	—	—	—	—	—
Sean Shao	—	*	—	November 21, 2015	—
Erhfei Liu	—	*	—	November 21, 2015	—
Wing-Dar Ker	—	*	—	November 22, 2014	—
Feng Liu	—	*	—	August 14, 2016	—
Chunfeng Cai	—	*	—	March 6, 2016	—
	—	*	—	May 21, 2017	—
Other individuals as a group	28,953,524	4,474,889	0.15 to 0.85	—	—

*	Shares underlying vested options are less than 1% of our total outstanding shares.

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

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly and a duty to act in what they consider in good faith with a view to our best interests. Our directors also owe to our company a duty to act with care and diligence that a reasonably prudent person would exercise in comparable circumstances and a duty to exercise the skill they actually possess. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association as amended and restated from time to time. Our Company has the right to seek damages if a duty owed by our directors is breached.

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

We had 3,081, 3,162 and 2,267 employees as of December 31, 2015, 2016 and 2017, respectively. The employee number decreased primarily because we outsourced some functions to more cost-effective service providers at the beginning of 2015. The following table sets forth the number of our employees by function as of December 31, 2017:

Functional Area	Number of Employees	% of Total
Operations	985	43.4
Sales, marketing and customer support	362	16.0
Research and development	206	9.1
General and administrative	714	31.5

Total	2,267	100.0

Of our total employees as of December 31, 2017, 1,341 were located in Beijing, 926 in other cities in China.

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of March 31, 2018, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

The calculations in the table below assume there are 671,285,766 ordinary shares outstanding as of March 31, 2018, comprising of (i) 496,636,128 Class A ordinary shares, excluding treasury shares; and (ii) 174,649,638 Class B ordinary shares.

Percentage ownership and beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of March 31, 2018, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned
	Number	%	% of Voting Power(1)
Directors and Executive Officers:
Sheng Chen(2)	44,167,885	6.6	15.1
Shiqi Wang	—	—	—
Steve Zhang	*	*	*
Sharon Xiao Liu	*	*	*
Yoshihisa Ueno(3)	2,538,510	*	1.0
Kenneth Chung-Hou Tai	*	*	*
Wenbin Chen	—	—	—
Tao Zou	—	—	—
Sean Shao	*	*	*
Erhfei Liu	*	*	*
Wing-Dar Ker	*	*	*
Feng Liu	*	*	*
Chunfeng Cai	*	*	*
All Directors and Officers as a Group	50,063,179	7.4	16.2

Principal Shareholders:
Tuspark Innovation Venture Ltd.(4)	143,050,264	21.3	50.9
Esta Investments Pte Ltd(5)	64,668,022	9.6	2.9
King Venture Holdings Limited(6)	57,337,393	8.5	9.9
Fast Horse Technology Limited(2)(7)	19,670,117	2.9	8.8
Sunrise Corporate Holding Ltd.(2)(8)	18,887,875	2.8	5.7
Xiaomi Ventures Limited (9)	16,666,667	2.5	5.0

Notes:

*	Less than 1%.
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
(2)	Consists of (i) 19,670,117 Class B ordinary shares held by Fast Horse Technology Limited, a British Virgin Islands company solely owned by Mr. Chen, (ii) 12,187,875 Class B ordinary shares and 6,700,000 Class A ordinary shares held by Sunrise Corporate Holding Ltd., a British Virgin Islands company solely owned by Mr. Chen, (iii) 769,486 Class B ordinary shares and 4 Class A ordinary shares held by Personal Group Limited, a British Virgin Islands company solely owned by Mr. Chen, (iv) 3,894,737 Class A ordinary shares held by Beacon Capital Group Inc., and (v) 945,666 Class A ordinary shares upon vesting of Mr. Chen’s restricted share units within 60 days of March 31, 2018. The business address for Mr. Chen is M5, 1 Jiuxianqiao East Road, Chaoyang District, Beijing 100016, China.
(3)	Consists of (i) 2,194,200 Class B ordinary shares held by Synapse Holdings Limited, and (ii) 671,490 Class A ordinary shares upon vesting of Mr. Ueno’s restricted share units within 60 days of this annual report. Mr. Ueno is a director of our company appointed by Synapse Holdings Limited. The business address for Mr. Ueno is 37/F, Tower 1, Metroplaza, 223 Hing Fong Road, Kwai Fong, New Territories, Hong Kong.
(4)	Consists of 31,996,874 Class A ordinary shares and 111,053,390 Class B ordinary shares. The business address for Tuspark Innovation Venture Ltd. is 16/F, Block A, Innovation Park, Tsinghua Science Park, Haidian District, Beijing, the People’s Republic of China.
(5)	Consists of 10,778,004 ADSs, representing 64,668,022 Class A ordinary shares. The business address for Esta Investments Pte Ltd is 60B Orchard Road #06-18 Tower 2, The Atrium@Orchard, Singapore 238891.
(6)	Consists of 39,087,125 Class A ordinary shares and 18,250,268 Class B ordinary shares. The business address for King Venture Holdings Limited is Kingsoft Tower No. 33, Xiaoying West Road, Haidian District, Beijing 100085, China.
(7)	Consists of 19,670,117 Class B ordinary shares. Fast Horse Technology Limited is 100% owned by Sheng Chen. The registered address for Fast Horse Technology Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(8)	Consists of 6,700,000 Class A ordinary shares and 12,187,875 Class B ordinary shares. Sunrise Corporate Holding Ltd. is 100% owned by Sheng Chen. The registered address for Sunrise Corporate Holding Ltd. is Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.
(9)	Consist of 6,142,410 Class A ordinary shares and 10,524,257 Class B ordinary shares. The business address for Xiaomi Ventures Limited is No. 68 Qinghe Middle Street, Wu Cai Cheng Office Building, 12F-056, Haidian District, Beijing 100085, China.

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

To our knowledge, as of March 31, 2018, a total of 435,729,426 Class A ordinary shares and 16 Class B ordinary shares are held by eleven record holders in the United States, including Citibank N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

B.	Related Party Transactions

Transactions with Related Parties

In September 2017, we transferred 66.67% of the equity interest in each of the WiFire Entities, our six wholly-owned subsidiaries engaged in CDN services, hosting area network services and route optimization businesses, for a nominal consideration of RMB1 for each of the WiFire Entities, to Beijing TUS Yuanchuang Technology Development Co., Ltd., a company wholly owned by Tus-Holdings Co., Ltd., or Tus-Holdings. At the closing of such transaction, Tus-Holdings beneficially owns more than 50% of our voting power represented by our total outstanding share capital and hence is our controlling shareholder. Upon the completion of the equity transfer, Tus-Holding and us holds 66.67% and 33.33% equity interest in each of the WiFire Entities, respectively.

For the year ended December 31, 2017, we paid RMB3.9 million (US$0.6 million) to related parties of the seller of Dermot Entities, for the equipment and properties purchased by us. We paid RMB6.4 million (US$1.0 million) to a related party of the seller of Dermot Entities for services purchased by us.

For the year ended December 31, 2017, we received RMB220.1 million (US$33.8 million) from companies that are under common control with Xiaomi, for the hosting and related services provided by us. We also had receivables due from companies that are under common with Xiaomi in the amount of RMB39.0 million (US$6.0 million).

For the year ended December 31, 2017, we received RMB13.2 million (US$2.0 million) from companies that are under common control with Kingsoft, for the hosting and related services provided by us. We paid RMB7.8 million (US$1.2 million) to a company that is under common control with Kingsoft, for services purchased by us. We also had receivables due from and payables due to a company that is under common control with Kingsoft in the amount of RMB5.7 million (US$0.9 million) and RMB2.1 million (US$0.3 million), respectively.

For the year ended December 31, 2017, we had receivables due from Shanghai Shibei Hi-Tech Co., Ltd., a non-controlling shareholder of a subsidiary, in the amount of RMB9.8 million (US$1.4 million).

For the year ended December 31, 2017, we received RMB9.7 million (US$1.5 million) from one WiFire Entity, for the internet data center services provided by us. We paid RMB4.6 million (US$0.7 million) to WiFire Entities, for services purchased by us. We received RMB1.0 million (US$0.2 million) from one WiFire Entity, for the equipment and properties purchased from us. We provided a loan in the amount of RMB20.0 million (US$3.1 million) to one WiFire Entity and received interest of RMB0.2 million (US$0.03 million) from it. We also had receivables due from and payables due to WiFire Entities in the amount of RMB50.5 million (US$7.8 million) and RMB13.0 million (US$2.0 million), respectively

Contractual Arrangements with Our Variable Interest Entities and Their Shareholders

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

On September 15, 2015, the court entered an order consolidating the cases and on September 21, 2015, the court entered an order appointing a lead plaintiff and lead counsel for the consolidated case. On September 13, 2016, the lead plaintiff filed an amended complaint against our company and certain of its personnel seeking to represent a class of persons who allegedly suffered damages as a result of their trading activities related to our ADSs from August 20, 2013 to August 16, 2016. On November 14, 2016, our company and one individual defendant filed a motion to dismiss the amended complaint. On September 13, 2017, the magistrate judge assigned to this case issued a report and recommendation, which recommended that our company and the individual defendant’s motion to dismiss be denied. On September 28, 2017, the Court issued an order adopting the magistrate judge’s report and recommendation and denying our company and the individual defendant’s motion to dismiss. On April 9, 2018, the lead plaintiff filed an unopposed motion for preliminary approval of class action settlement, requesting that the Court a) preliminarily approve a settlement agreement that the parties reached to settle the case for USD 9,000,000, b) preliminarily certify the proposed settlement class, c) approve the parties’ proposed notice to the settlement class, and d) set a hearing date at which the Court will consider final approval of the settlement and entry of a proposed final judgment approving class action settlement, the plan of allocation of settlement proceeds, and lead counsel’s application for an award of attorneys’ fees and expenses. The lead plaintiff’s unopposed motion is currently pending before the Court.

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

Our board of directors has complete discretion whether to distribute dividends, subject to certain restrictions under Cayman Islands law and our memorandum and articles or association. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

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

The last reported closing price for our ADSs on April 11, 2018 was US$6.63 per ADS.

	Trading Price (US$)
	High	Low
Annual High and Low
2013	23.64	8.52
2014	32.34	14.23
2015	22.86	15.03
2016	21.12	6.77
2017
Quarterly Highs and Lows 2016
First Quarter of 2016	20.89	15.2
Second Quarter of 2016	21.12	8.76
Third Quarter of 2016	11.09	7.95
Fourth Quarter of 2016	8.52	6.77
Quarterly Highs and Lows 2017
First Quarter of 2017	7.70	5.20
Second Quarter of 2017	5.79	4.83
Third Quarter of 2017	7.24	4.17
Fourth Quarter of 2017	8.23	5.66
Monthly Highs and Lows
October 2017	7.94	5.66
November 2017	7.68	6.75
December 2017	8.23	5.95
January 2018	9.59	7.97
February 2018	9.12	7.35
March 2018	8.56	6.77
April 2018 (through April 11, 2018)	7.18	6.21

B.	Plan of Distribution

Not applicable.

C.	Markets

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

As of the date hereof, our authorized share capital is US$15,000 divided into (i) 1,200,000,000 Class A Ordinary Shares of a nominal or par value of US$0.00001 each and (ii) 300,000,000 Class B Ordinary Shares of a nominal or par value of US$0.00001 each. As of March 31, 2018, there are 496,636,128 Class A ordinary shares (excluding treasury shares) and 174,649,638 Class B ordinary shares issued and outstanding.

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

We have entered into the following material contracts in 2017: (i) an equity interest purchase agreement dated September 27, 2017 by and among Beijing TUS Yuanchuang Technology Development Co., Ltd., a company wholly owned by Tus-Holdings, Beijing 21Vianet Broad Band Data Center Co., Ltd., WiFire Network Technology (Beijing) Co., Ltd., WiFire (Beijing) Technology Co., Ltd., Guangzhou Gehua Network Technology and Development Company Limited, Beijing Chengyishidai Network Technology Co., Ltd., Zhiboxintong (Beijing) Network Technology Co., Ltd., Beijing Fastweb Network Technology Co., Ltd. and Guangzai Wuxian (Shanghai) Network Technology Co., Ltd; (ii) a share transfer agreement dated September 27, 2017 by and among Langfang Xunchi Computer Data Processing Co., Ltd. and Mr. Jian Li, and (iii) a share transfer agreement dated December 14, 2017 by and among Langfang Xunchi Computer Data Processing Co., Ltd., Tibet Xingtao Culture Communication Co., Ltd. and SC Aipu.

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

The Cayman Islands

The Cayman Islands currently does not levy taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our company levied by the government of the Cayman Islands, except for stamp duties that may be applicable on instruments executed in, or after execution, brought within the jurisdiction of, the Cayman Islands. The Cayman Islands is not a party to any double taxation treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

United States Federal Income Tax Considerations

The following is a summary of the principal United States federal income tax consequences of the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder, as defined below, that holds our ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This summary is based on the tax laws of the United States as in effect on the date of this annual report on Form 20-F and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report on Form 20-F, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax considerations described below. No ruling has been sought from the United States Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, banks, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, tax-exempt entities (including private foundations), investors who are not U.S. Holders, investors liable for the alternative minimum tax, investors who acquired their ADSs or Class A ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation, investors who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors that hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for United States federal income tax purposes, investors subject the 3.8% Medicare tax on their net investment income, or investors that have a functional currency other than the United States dollar), all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any state, local, or non-United States tax considerations. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our ADSs or Class A ordinary shares.

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

Although the law in this regard is not entirely clear, we treat our variable interest entities as being owned by us for United States federal income tax purposes because we control their management decisions and we are entitled to substantially all of their economic benefits and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our variable interest entities for United States federal income tax purposes, we would likely be treated as a PFIC for our taxable year ended December 31, 2017 and for subsequent taxable years.

Assuming that we are the owner of our variable interest entities for United States federal income tax purposes, we believe that we primarily operate as an active provider of managed hosting and cloud services in China. Based on the market price of our ADSs and Class A ordinary shares, the value of our assets, and the composition of our assets and income, we believe that we were not a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2017 and we do not expect to be a PFIC in subsequent years.

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

Individuals and other non-corporate recipients of dividend income generally will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period and other requirements are met. We will be considered to be a qualified foreign corporation with respect to any dividend we pay on our ADSs or Class A ordinary shares provided that (i) our ADSs or Class A ordinary shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of a comprehensive tax treaty with the United States that the Secretary of Treasury of the United States determines is satisfactory for this purpose and includes an exchange of information program, (ii) we are not treated as a PFIC for United States federal income tax purposes for the taxable year in which the dividend was paid or the preceding taxable year, and (iii) certain holding period requirements are met. Because (i) U.S. Treasury guidance indicates that ADSs representing ordinary shares, such as ours, listed on the NASDAQ Global Select Market are considered to be readily tradable on an established securities market in the United States, and (ii) we believe that we were not a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2017 and we do not expect to be a PFIC in subsequent years, we believe that we are a qualified foreign corporation with respect to dividends paid on the ADSs, but not with respect to dividends paid on our Class A ordinary shares. In the event we are deemed to be a resident enterprise under the PRC Enterprise Income Tax Law, we believe that we would be eligible for the benefits under the United States-PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose) and that we would be treated as a qualified foreign corporation with respect to dividends paid on both our Class A ordinary shares or ADSs. U.S. Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expenses incurred in respect of bonds payable, bank borrowings, capital lease obligations as well as interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. As of December 31, 2017, we had: (i) short-term and long-term bank borrowings (current portions) with an aggregate outstanding balance of RMB120.3 million (US$18.5 million); (ii) long-term bank borrowings (excluding current portions) with an aggregate outstanding balance of RMB187.6 million (US$28.8 million); and (iii) an outstanding principal balance of US$300 million with respect to the 2020 Notes payable.

The short-term bank borrowings bore a weighted average interest rate of 4.04% per annum. The long-term bank borrowings bore weighted-average interest rate of 5.50% per annum. The 2020 Notes bore an interest rate of 7.000% per annum and an effective interest rate of 6.98% per annum. We also had RMB548.9 million (US$84.4 million) in short-term investments with original maturities of greater than 90 days but less than 365 days. A hypothetical one percentage point (100 basis-point) decrease in interest rates would have resulted in a decrease of approximately RMB2.4 million (US$0.4 million) in interest expense for the year ended December 31, 2017. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments and interest-bearing obligations carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income and interest expenses may fluctuate due to changes in market interest rates.

Foreign Exchange Risk

We earn most of our revenues and incur most of our expenses in Renminbi, and most of our sales and purchase contracts are denominated in Renminbi. We have not used any derivative financial instruments to hedge our exposure to foreign exchange risk. The Renminbi depreciated by 6.8% against the U.S. dollar in 2016 and then appreciate 5.8% in 2017. The Company intends to hold U.S. dollar-denominated financial assets and will convent to RMB according to the trend of exchange rate changes. As of December 31, 2017, we had total U.S. dollar-denominated cash and cash equivalent, restricted cash and short-term investments in the amount of US$294.0 million. A hypothetical 10% increase in the exchange rate of the U.S. dollar against the RMB would have resulted in increase of RMB191.3 million (US$29.4 million) in the value of our U.S. dollar-denominated financial assets at December 31, 2017.

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

Inflation Risk

In the last three years, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2015, 2016 and 2017 were 1.4%, 2.0% and 1.6%, respectively. The year-over-year percent changes in the consumer price index for January 2016, 2017 and 2018 were increases of 1.8%, 2.5% and 1.5%, respectively. Although we have not been materially affected by inflation in the past, we cannot assure you that we will not be affected in the future by higher rates of inflation in China.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

Citibank, N.A., the depositary of our ADS program, collects fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid. Citibank’s principal executive office is located at 388 Greenwich Street, New York, New York, 10013. The depositary bank typically appoints a custodian to safeguard the securities on deposit. In this case, the custodian is Citibank Hong Kong, located at 10/F, Harbour Front (II), 22, Tak Fung Street, Hung Hom, Kowloon, Hong Kong. As an ADS holder, you will be required to pay the following service fees to the depositary bank:

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

Fees and Other Payments Made by the Depositary to Us

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. For the year ended December 31, 2017, we were entitled to US$805,923 from the depositary as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program.

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

Our management, with the participation of our chief executive officer and chief financial officer, conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2017. In making this assessment, we used the criteria established within the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this assessment, our management has concluded that, as of December 31, 2017, our internal control over financial reporting was effective.

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has audited our internal control over financial reporting as of December 31, 2017 and has issued an attestation report set forth below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of 21Vianet Group, Inc.:

Opinion on Internal Control over Financial Reporting

We have audited 21Vianet Group, Inc.’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, 21Vianet Group, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2017 and 2016, and the related consolidated statements of operations, comprehensive loss, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2017 and the related notes and our report dated April 12, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

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

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/ Ernst & Young Hua Ming LLP

Shanghai, The People’s Republic of China

April	12, 2018

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

	For the Year Ended December 31,
	2016	2017
	(in US$ thousands)
Audit fees(1)	1,546	1,774
Audit-related fees(2)	—	314
Tax fees	89	32
Other fees(3)	—	19

Notes:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by Ernst & Young Hua Ming LLP for the audit of our annual financial statements.
(2)	“Audit-related fees” means, for the year ended December 31, 2017, the aggregate fees billed for services provided in connection with offering of the 2020 Notes.
(3)	“Other fees” means the aggregate fees billed for professional services in connection with the review of ASC606.

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

On June 30, 2016, our board of directors authorized a share repurchase program under which we may purchase up to US$200 million worth of our ordinary shares or American depositary shares representing ordinary shares over the next 12 months. This share repurchase program was subsequently extended for 12 months, ending on June 30, 2018, upon the approval of our board of directors. The share repurchase program permitted us to purchase shares from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades or legally permissible ways depending on the market conditions and in accordance with applicable rules and regulations.

Period	Total Number of ADSs Purchased(2)	Average Price Paid Per ADS(2)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs(1)	Maximum Dollar Value of ADSs that May Yet Be Purchased Under Plans or Programs (US$)
Month #1 (January 1, 2017—January 31, 2017)	558,782	7.23	558,782	189,588,916
Month #2 (March 1, 2017—March 31, 2017)	1,381,823	5.73	1,381,823	181,667,714
Month #3 (April 1, 2017—April 30, 2017)	248,133	5.48	248,133	180,308,532
Month #4 (May 1, 2017—May 31, 2017)	369,564	5.31	369,564	178,344,637
Month #5 (July 1, 2017—July 31, 2017)	471,668	4.72	471,668	176,116,051
Month #6 (August 1, 2017—August 31, 2017)	418,512	4.54	418,512	174,214,243
Total	3,448,482	5.63	3,448,482	174,214,243

(1)	On June 30, 2016, our board of directors approved a share repurchase program under which we may repurchase up to US$200 million worth of our ordinary shares or American depositary shares representing ordinary shares over the next 12 months. This share repurchase program was subsequently extended for 12 months, ending on June 30, 2018, upon the approval of our board of directors.
(2)	Each ADS represents six Class A ordinary shares.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document
1.1	Fourth Amended and Restated Memorandum and Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.2 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 4, 2011)

2.1	Specimen American Depositary Receipt of the Registrant (incorporated by reference to Exhibit 4.1 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

2.2	Specimen Certificate for Class A Ordinary Shares of the Registrant (incorporated by reference to Exhibit 4.2 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

2.3	Deposit Agreement among the Registrant, the depositary and holders and beneficial holders of the American Depositary Shares (incorporated by reference to Exhibit 4.3 from our registration statement on Form S-8 (File No. 333-177273), as amended, filed with the Commission on October 13, 2011)

2.4	Amended and Restated Shareholders Agreement between the Registrant and other parties therein dated January 14, 2011 (incorporated by reference to Exhibit 4.4 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

2.5	Fiscal Agency Agreement, dated June 24, 2014, between 21Vianet Group, Inc. and Citicorp International Limited (incorporated by reference to Exhibit 4.33 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 10, 2015)

2.6	Supplemental Fiscal Agency Agreement, dated September 14, 2016, between 21Vianet Group, Inc. and Citicorp International Limited (incorporated by reference to Exhibit 2.6 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 12, 2017)

4.1	Form of Indemnification Agreement between the Registrant and its Directors (incorporated by reference to Exhibit 10.3 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.2	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.4 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.3	English translation of Loan Agreement dated January 28, 2011, between 21Vianet Data Center Co., Ltd. and the shareholders of Beijing aBitCool Network Technology Co., Ltd. (which later changed its name to Beijing Yiyun Network Technology Co., Ltd.) (incorporated by reference to Exhibit 4.7 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 19, 2013)

Exhibit Number	Description of Document

4.4	English translation of Share Pledge Agreement dated February 23, 2011, among 21Vianet Data Center Co., Ltd., Beijing aBitCool Network Technology Co., Ltd. (which later changed its name to Beijing Yiyun Network Technology Co., Ltd.) and the shareholders of Beijing aBitCool Network Technology Co., Ltd. (which later changed its name to Beijing Yiyun Network Technology Co., Ltd.) (incorporated by reference to Exhibit 10.6 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.5	English translation of Form Irrevocable Power of Attorney, by the shareholders of Beijing aBitCool Network Technology Co., Ltd. (which later changed its name to Beijing Yiyun Network Technology Co., Ltd.) (incorporated by reference to Exhibit 10.7 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.6	English Translation of Power of Attorney dated September 30, 2010, by 21Vianet Data Center Co., Ltd. (incorporated by reference to Exhibit 10.8 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.7	Exclusive Technical Consulting and Services Agreement dated December 19, 2006, between 21Vianet Data Center Co., Ltd. and Beijing aBitCool Network Technology Co., Ltd. (which later changed its name to Beijing Yiyun Network Technology Co., Ltd.) (incorporated by reference to Exhibit 10.9 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.8	Optional Share Purchase Agreement dated December 19, 2006, among 21Vianet Data Center Co., Ltd., 21Vianet System Limited (which later changed its name to Beijing aBitCool Network Technology Co., Ltd. and then to Beijing Yiyun Network Technology Co., Ltd.), Beijing 21Vianet Broad Band Data Center Co., Ltd. and the shareholders of Beijing aBitCool Network Technology Co., Ltd. (which later changed its name to Beijing Yiyun Network Technology Co., Ltd.) (incorporated by reference to Exhibit 10.10 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.9	Commitment Letter dated September 30, 2010, by AsiaCloud Inc. (which later changed its name to 21Vianet Group, Inc.), 21Vianet Data Center Co., Ltd., Sheng Chen and Jun Zhang (incorporated by reference to Exhibit 4.13 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 19, 2013)

4.10	2010 Share Incentive Plan, as amended on January 14, 2011 and July 6, 2012 (incorporated by reference to Exhibit 10.12 from our Form S-8 (File No. 333-187695), initially filed with the Commission on April 3, 2013)

4.11	English summary of Property Lease Agreement dated February 4, 2013, between Beijing Xingguang Tuocheng Investment Co., Ltd. and Beijing 21Vianet Broad Band Data Center Co., Ltd. (incorporated by reference to Exhibit 4.18 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 19, 2013)

4.12	Purchase Agreement dated November 29, 2014, among 21Vianet Group, Inc., King Venture Holdings Limited and certain other parties named therein (incorporated by reference to Exhibit 7.02 from Form Schedule 13D (File No. 005-86326), initially filed by King Venture Holdings Limited and other filers with the Commission on January 20, 2015)

4.13	Amendment No. 1 to Purchase Agreement dated January 15, 2015, among 21Vianet Group, Inc., King Venture Holdings Limited, Mr. Sheng Chen, Personal Group Limited and Sunrise Corporate Holding Ltd. (incorporated by reference to Exhibit 7.03 from Form Schedule 13D (File No. 005-86326), initially filed by King Venture Holdings Limited and other filers with the Commission on January 20, 2015)

Exhibit Number	Description of Document

4.14	Investor Rights Agreement dated January 15, 2015, among 21Vianet Group, Inc., King Venture Holdings Limited, Xiaomi Ventures Limited and certain other parties named therein (incorporated by reference to Exhibit 7.04 from Form Schedule 13D (File No. 005-86326), initially filed by King Venture Holdings Limited and other filers with the Commission on January 20, 2015)

4.15	Registration Rights Agreement dated January 15, 2015, among 21Vianet Group, Inc., King Venture Holdings Limited and Xiaomi Ventures Limited (incorporated by reference to Exhibit 7.05 from Form Schedule 13D (File No. 005-86326), initially filed by King Venture Holdings Limited and other filers with the Commission on January 20, 2015)

4.16	Purchase Agreement dated November 30, 2014, among 21Vianet Group, Inc., Xiaomi Ventures Limited and certain other parties named therein (incorporated by reference to Exhibit 4.24 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 10, 2015)

4.17	English translation of Loan Agreement dated July 1, 2014, among Abitcool (China) Broadband Inc., Sheng Chen and Jun Zhang (incorporated by reference to Exhibit 4.25 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 10, 2015)

4.18	English translation of Equity Pledge Agreement dated July 1, 2014, among Abitcool (China) Broadband Inc., Sheng Chen and Jun Zhang (incorporated by reference to Exhibit 4.26 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 10, 2015)

4.19	English translation of Form Irrevocable Power of Attorney, by the shareholders of aBitcool Small Micro Network Technology (BJ) Co., Ltd. (incorporated by reference to Exhibit 4.27 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 10, 2015)

4.20	English translation of Power of Attorney dated July 1, 2014, by Abitcool (China) Broadband Inc. (incorporated by reference to Exhibit 4.28 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 10, 2015)

4.21	English translation of Exclusive Technology Consulting and Services Agreement dated July 1, 2014, between Abitcool (China) Broadband Inc. and aBitcool Small Micro Network Technology (BJ) Co., Ltd. (incorporated by reference to Exhibit 4.29 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 10, 2015)

4.22	English translation of Exclusive Services Agreement dated July 1, 2014, between Abitcool (China) Broadband Inc. and aBitcool Small Micro Network Technology (BJ) Co., Ltd. (which later changed its name to WiFire Network Technology (Beijing) Co., Ltd.) (incorporated by reference to Exhibit 4.30 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 10, 2015)

4.23	English translation of Exclusive Call Option Agreement dated July 1, 2014, among aBitCool Broadband Inc. (which later changed its name to WiFire Group Inc.), Sheng Chen, Jun Zhang and aBitcool Small Micro Network Technology (BJ) Co., Ltd. (which later changed its name to WiFire Network Technology (Beijing) Co., Ltd.) (incorporated by reference to Exhibit 4.31 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 10, 2015)

4.24	English translation of Commitment Letter dated July 1, 2014 by Sheng Chen, Jun Zhang and aBitcool Small Micro Network Technology (BJ) Co., Ltd. (which later changed its name to WiFire Network Technology (Beijing) Co., Ltd.) (incorporated by reference to Exhibit 4.32 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 10, 2015)

Exhibit Number	Description of Document

4.25	2014 Share Incentive Plan, as amended on April 1, 2015 and December 22, 2017 (incorporated by reference to Exhibit 10.1 from our Form S-8 (File No. 333-222521), initially filed with the Commission on January 12, 2018)

4.26	Share Subscription Agreement, dated May 23, 2016, between 21Vianet Group Inc. and Tuspark Innovation Venture Limited (incorporated by reference to Exhibit 7.02 from Form Schedule 13D (File No. 005-86326), initially filed by Tuspark Innovation Venture Limited and other filers with the Commission on July 13, 2016)

4.27	English translation of the Supplemental Agreement to the Optional Share Purchase Agreement, dated December 19, 2016, by and among 21Vianet Data Center Co., Ltd., Beijing Yiyun Network Technology Co., Ltd., Beijing 21Vianet Broad Band Data Center Co., Ltd. and the shareholders of Beijing Yiyun Network Technology Co., Ltd. (incorporated by reference to Exhibit 4.37 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 12, 2017)

4.28	English translation of the Supplemental Agreement to the Exclusive Technical Consulting and Services Agreement, dated December 19, 2016, by and among 21Vianet Data Center Co., Ltd., Beijing Yiyun Network Technology Co., Ltd., and Beijing 21Vianet Broad Band Data Center Co., Ltd. (incorporated by reference to Exhibit 4.38 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 12, 2017)

4.29	Investment Agreement dated March 5, 2017, among 21Vianet Group, Inc., 21Vianet DRP Investment Holdings Limited and Marble Stone Holdings Limited (incorporated by reference to Exhibit 4.39 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 12, 2017)

4.30*	English translation of the equity interest purchase agreement dated September 27, 2017, by and among Beijing TUS Yuanchuang Technology Development Co., Ltd., a company wholly owned by Tus-Holdings, Beijing 21Vianet Broad Band Data Center Co., Ltd., WiFire Network Technology (Beijing) Co., Ltd., WiFire (Beijing) Technology Co., Ltd., Guangzhou Gehua Network Technology and Development Company Limited, Beijing Chengyishidai Network Technology Co., Ltd., Zhiboxintong (Beijing) Network Technology Co., Ltd., Beijing Fastweb Network Technology Co., Ltd. and Guangzai Wuxian (Shanghai) Network Technology Co., Ltd

4.31*	English translation of the share transfer agreement dated September 27, 2017 by and among Langfang Xunchi Computer Data Processing Co., Ltd. and Mr. Jian Li

4.32*	English translation of the share transfer agreement dated December 14, 2017 by and among Langfang Xunchi Computer Data Processing Co., Ltd., Tibet Xingtao Culture Communication Co., Ltd. and Sichuan Aipu Network Co., Ltd.

8.1*	List of Subsidiaries and Principal Consolidated Affiliated Entities

11.1	Code of Business Conduct and Ethics of Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young Hua Ming LLP, Independent Registered Public Accounting Firm

Exhibit Number	Description of Document

15.2*	Consent of Han Kun Law Offices

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this Annual Report on Form 20-F.
**	Furnished with Annual Report on Form 20-F.

21VIANET GROUP, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

21Vianet Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of 21Vianet Group, Inc. (the Company) as of December 31, 2017 and 2016, and the related consolidated statements of operations, comprehensive loss, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2017 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for the each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 12, 2018 expressed an unqualified opinion thereon.

Adoption of New Accounting Standards

As discussed in Note 2(o), Note 2(y) and Note 2(z) to the consolidated financial statements, the Company changed its method in measuring goodwill impairment loss, presentation for deferred taxes and accounting for forfeitures associated with its share-based arrangements in 2017.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2010.

Shanghai, the People’s Republic of China

April 12, 2018

21VIANET GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

		As of December 31,
	Note	2016	2017
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		1,297,418	1,949,631	299,653
Restricted cash		1,963,561	242,494	37,271
Accounts and notes receivable (net of allowance for doubtful debt of RMB80,910 and RMB73,656 (US$11,321) as of December 31, 2016 and 2017, respectively)	5	655,459	455,811	70,057
Short-term investments	6	277,946	548,890	84,363
Inventories		4,431	710	109
Prepaid expenses and other current assets	7	777,131	933,750	143,514
Amounts due from related parties	23	182,615	114,256	17,561

Total current assets		5,158,561	4,245,542	652,528

Non-current assets:
Property and equipment, net	8	3,781,613	3,319,424	510,186
Intangible assets, net	9	977,341	401,115	61,650
Land use rights, net	10	167,646	163,671	25,156
Goodwill	11	1,755,970	989,530	152,088
Restricted cash		33,544	3,344	514
Deferred tax assets	22	100,676	172,818	26,562
Long-term investments	12	298,871	510,926	78,528
Amounts due from related parties	23	—	20,210	3,106
Other non-current assets		147,302	81,581	12,539

Total non-current assets		7,262,963	5,662,619	870,329

Total assets		12,421,524	9,908,161	1,522,857

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Note	As of December 31,
		2016	2017
		RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings (including short-term bank borrowings of the Consolidated VIEs without recourse to the primary beneficiaries of RMB183,676 and RMB50,000 (US$7,685) as of December 31, 2016 and 2017, respectively)	13	1,683,676	50,000	7,685
Accounts and notes payable (including accounts and notes payable of the Consolidated VIEs without recourse to the primary beneficiaries of RMB441,847 and RMB157,970 (US$24,280) as of December 31, 2016 and 2017, respectively)		529,569	252,892	38,869
Accrued expenses and other payables (including accrued expenses and other payables of the Consolidated VIEs without recourse to the primary beneficiaries of RMB525,613 and RMB368,190 (US$56,590) as of December 31, 2016 and 2017, respectively)	14	787,916	657,133	100,999
Advances from customers (including advances from customers of the Consolidated VIEs without recourse to the primary beneficiaries of RMB201,397 and RMB403,244 (US$61,977) as of December 31, 2016 and 2017, respectively)		201,397	403,244	61,977
Deferred revenue (including deferred revenue of the Consolidated VIEs without recourse to the primary beneficiaries of RMB311,191 and RMB49,699 (US$7,639) as of December 31, 2016 and 2017, respectively)		320,023	55,753	8,569
Income taxes payable (including income taxes payable of the Consolidated VIEs without recourse to the primary beneficiaries of RMB25,466 and RMB7,400 (US$1,137) as of December 31, 2016 and 2017, respectively)		21,899	13,309	2,046
Amounts due to related parties (including amounts due to related parties—current of the Consolidated VIEs without recourse to the primary beneficiaries of RMB53,295 and RMB16,053 (US$2,467) as of December 31, 2016 and 2017, respectively)	23	121,928	55,675	8,557
Current portion of long-term bank borrowings (including current portion of long-term bank borrowings of the Consolidated VIEs without recourse to the primary beneficiaries of RMB12,564 and RMB70,289 (US$10,803) as of December 31, 2016 and 2017, respectively)	13	39,303	70,289	10,803
Current portion of capital lease obligations (including current portion of capital lease obligations of the Consolidated VIEs without recourse to the primary beneficiaries of RMB203,394 and RMB201,315 (US$30,942) as of December 31, 2016 and 2017, respectively)	15	243,723	201,315	30,942
Deferred government grants (including deferred government grants of the Consolidated VIEs without recourse to the primary beneficiaries of RMB5,107 and RMB4,574 (US$703) as of December 31, 2016 and 2017, respectively)	17	5,107	4,574	703
Bonds payable (including bonds payable of the Consolidated VIEs without recourse to the primary beneficiaries of nil and nil as of December 31, 2016 and 2017, respectively)	16	419,316	11,139	1,712

Total current liabilities		4,373,857	1,775,323	272,862

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Note	As of December 31,
		2016	2017
		RMB	RMB	US$
Non-current liabilities:
Long-term bank borrowings (including long-term bank borrowings of the Consolidated VIEs without recourse to the primary beneficiaries of RMB219,055 and RMB187,638 (US$28,839) as of December 31, 2016 and 2017, respectively)	13	268,221	187,638	28,839
Deferred revenue (including deferred revenue of the Consolidated VIEs without recourse to the primary beneficiaries of RMB62,531 and nil as of December 31, 2016 and 2017, respectively)		62,531	—	—
Bonds payable (including bonds payable of the Consolidated VIEs without recourse to the primary beneficiaries of nil and nil as of December 31, 2016 and 2017, respectively)	16	—	1,918,069	294,802
Non-current portion of capital lease obligations (including non-current portion of capital lease obligations of the Consolidated VIEs without recourse to the primary beneficiaries of RMB581,568 and RMB687,176 (US$105,617) as of December 31, 2016 and 2017, respectively)	15	536,623	600,882	92,354
Unrecognized tax benefits (including unrecognized tax benefits of the Consolidated VIEs without recourse to the primary beneficiaries of RMB24,153 and RMB13,225 (US$2,033) as of December 31, 2016 and 2017, respectively)	22	28,689	16,511	2,538
Deferred tax liabilities (including deferred tax liabilities of the Consolidated VIEs without recourse to the primary beneficiaries of RMB182,877 and RMB109,339 (US$16,805) as of December 31, 2016 and 2017, respectively)	22	274,700	190,873	29,337
Deferred government grants (including deferred government grants of the Consolidated VIEs without recourse to the primary beneficiaries of RMB25,886 and RMB17,861 (US$2,745) as of December 31, 2016 and 2017, respectively)	17	25,886	17,861	2,745

Total non-current liabilities		1,196,650	2,931,834	450,615

Total liabilities		5,570,507	4,707,157	723,477

Commitments and contingencies	30
Redeemable noncontrolling interest	28	700,000	—	—

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

	Note	As of December 31,
		2016	2017
		RMB	RMB	US$
Shareholders’ equity:
Class A Ordinary shares (par value of US$0.00001 per share; 1,200,000,000 and 1,200,000,000 shares authorized; 505,207,968 and 496,636,128 shares issued and outstanding as of December 31, 2016 and 2017, respectively)	27	33	34	5
Class B Ordinary Shares (par value of US$0.00001 per share; 300,000,000 and 300,000,000 shares authorized; 174,649,638 and 174,649,638 shares issued and outstanding as of December 31, 2016 and 2017, respectively)	27	12	12	2
Additional paid-in capital		9,015,846	8,980,407	1,380,263
Accumulated other comprehensive income (loss)	19	118,290	(2,673)	(411)
Statutory reserves		64,622	38,736	5,954
Accumulated deficit		(2,869,031)	(3,629,300)	(557,813)
Treasury stock	18	(204,557)	(337,683)	(51,901)

Total 21Vianet Group, Inc. shareholders’ equity		6,125,215	5,049,533	776,099

Noncontrolling interest		25,802	151,471	23,281

Total shareholders’ equity		6,151,017	5,201,004	799,380

Total liabilities, redeemable noncontrolling interests and shareholders’ equity		12,421,524	9,908,161	1,522,857

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		For the years ended December 31,
	Note	2015	2016	2017
		RMB	RMB	RMB	US$
Net revenues
Hosting and related services		2,369,223	2,668,655	2,975,178	457,276
Managed network services		1,265,149	973,119	417,527	64,173

Total net revenues		3,634,372	3,641,774	3,392,705	521,449

Hosting and related services		(1,758,756)	(1,936,658)	(2,130,279)	(327,418)
Managed network services		(1,021,858)	(992,980)	(504,016)	(77,466)

Total cost of revenues		(2,780,614)	(2,929,638)	(2,634,295)	(404,884)

Gross profit		853,758	712,136	758,410	116,565

Operating income (expenses)
Operating income		8,569	6,783	5,439	836
Sales and marketing expenses		(359,460)	(352,926)	(256,682)	(39,451)
Research and development expenses		(142,835)	(149,337)	(149,143)	(22,923)
General and administrative expenses		(568,741)	(639,648)	(519,950)	(79,915)
Allowance for doubtful debt		(32,199)	(117,564)	(37,427)	(5,752)
Changes in the fair value of contingent purchase consideration payables		(43,325)	93,307	(937)	(144)
Impairment of long-lived assets		—	(392,947)	(401,808)	(61,757)
Impairment of goodwill		—	—	(766,440)	(117,800)

Total operating expenses		(1,137,991)	(1,552,332)	(2,126,948)	(326,906)

Operating loss		(284,233)	(840,196)	(1,368,538)	(210,341)

Interest income		53,494	21,078	32,925	5,060
Interest expense		(274,184)	(198,589)	(185,313)	(28,482)
Impairment of long-term investment		—	—	(20,258)	(3,114)
Gain on disposal of subsidiaries	4	—	—	497,036	76,393
Loss on debt extinguishment		—	(29,841)	—	—
Other income		30,430	28,922	16,764	2,577
Other expenses		(3,701)	(16,449)	(17,060)	(2,622)
Foreign exchange gain (loss)		72,394	56,341	(17,153)	(2,636)

Loss before income taxes and gain from equity method investments		(405,800)	(978,734)	(1,061,597)	(163,165)
Income tax (expense) benefits	22	(47,830)	11,160	90,170	13,859
Gain from equity method investments		52,355	35,652	53,783	8,266

Net loss		(401,275)	(931,922)	(917,644)	(141,040)
Net (income) loss attributable to noncontrolling interest and redeemable noncontrolling interest		(26,824)	298,324	144,914	22,273

Net loss attributable to the Company’s ordinary shareholders		(428,099)	(633,598)	(772,730)	(118,767)

Loss per share:
Basic	26	RMB (0.85)	RMB (1.37)	RMB (1.36)	USD (0.21)

Diluted	26	RMB (0.85)	RMB (1.37)	RMB (1.36)	USD (0.21)

Shares used in loss per share computation:
Basic	26	492,065,239	617,169,833	672,836,226	672,836,226
Diluted	26	492,065,239	617,169,833	672,836,226	672,836,226

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

	For the years ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
Net loss	(401,275)	(931,922)	(917,644)	(141,040)

Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments, net of tax of nil	41,518	142,526	(120,963)	(18,592)

Other comprehensive income (loss), net of tax of nil	41,518	142,526	(120,963)	(18,592)

Comprehensive loss	(359,757)	(789,396)	(1,038,607)	(159,632)

Comprehensive (income) loss attributable to noncontrolling interest and redeemable noncontrolling interest	(26,824)	298,324	144,914	22,273

Comprehensive loss attributable to the Company’s ordinary shareholders	(386,581)	(491,072)	(893,693)	(137,359)

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For the years ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(401,275)	(931,922)	(917,644)	(141,040)
Adjustments to reconcile net loss to net cash generated from operating activities:
Foreign exchange (gain) loss	(72,394)	(56,341)	17,153	2,636
Changes in the fair value of contingent purchase consideration payables	43,325	(93,307)	937	144
Depreciation of property and equipment	402,035	480,105	523,500	80,460
Amortization of intangible assets	184,147	183,964	143,602	22,071
Loss (gain) on disposal of property and equipment and intangible assets	106	12,101	(3,285)	(505)
Allowance for doubtful debt	32,199	117,564	37,427	5,752
Share based compensation expense	190,027	118,729	47,129	7,244
Deferred income tax benefits	(20,262)	(65,932)	(128,026)	(19,677)
Gain from equity method investments	(52,355)	(35,652)	(53,783)	(8,266)
Loss on debt extinguishment	—	29,841	—	—
Gain from disposal of cost method investment	—	(5,160)	—	—
Dividend income of cost method investments	—	—	(1,821)	(280)
Gain from disposal of subsidiaries	—	—	(497,036)	(76,393)
Impairment of long-lived assets	—	392,947	401,808	61,757
Impairment of goodwill	—	—	766,440	117,800
Impairment of long-term investment	—	—	20,258	3,114

Changes in operating assets and liabilities, net of effects of acquisitions and disposals:
Restricted cash	(83,913)	34,561	(84,892)	(13,048)
Accounts and notes receivable	15,086	(40,988)	18,277	2,809
Inventories	(3,480)	9,108	(1,134)	(174)
Prepaid expenses and other current assets	(278,229)	(148,776)	(310,190)	(47,675)
Amounts due from related parties	(17,927)	(16,958)	4,436	682
Accounts and notes payables	96,548	46,947	42,468	6,527
Unrecognized tax (expense) benefits	(5,961)	14,197	(3,939)	(605)
Accrued expenses and other payables	92,692	82,216	270,082	41,511
Deferred revenue	(10,845)	(28,086)	(65,415)	(10,054)
Advances from customers	88,121	15,597	201,847	31,023
Income taxes payable	14,946	(28,060)	(6,548)	(1,006)
Deferred government grants	4,048	(6,627)	(4,985)	(766)
Amounts due to related parties	195	3,552	(14,356)	(2,206)

Net cash generated from operating activities	216,834	83,620	402,310	61,835

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For the years ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(1,052,271)	(574,501)	(395,998)	(60,864)
Purchases of intangible assets	(47,513)	(37,999)	(18,957)	(2,914)
Proceeds from disposal of property and equipment	1,702	51	5,719	879
Disposal of subsidiaries	—	—	(64,580)	(9,926)
Payments for short-term investments	(1,675,157)	(285,127)	(755,876)	(116,176)
Payment of loans to third parties	(73,472)	—	—	—
Receipt of loan to a third party	—	43,279	100,000	15,370
Proceeds received from maturity of short-term investments	2,496,826	112,300	484,932	74,533
Proceeds from disposal of long-term investments	—	11,269	—	—
Proceeds from dividend income of cost method investments	—	—	1,821	280
Restricted cash	—	—	130,832	20,109
Payments for long-term investments	(20,245)	(48,701)	(162,176)	(24,926)
Payments for available-for-sale investments	—	(5,324)	—	—
Payments for assets acquisition, net of cash acquired	—	(56,264)	(25,053)	(3,851)

Net cash used in investing activities	(370,130)	(841,017)	(699,336)	(107,486)

CASH FLOWS FROM FINANCING ACTIVITIES
Restricted cash	50,332	(1,699,411)	1,702,188	261,622
Proceeds from exercise of stock options	7,344	4,510	926	142
Proceeds from issuance of ordinary shares	1,808,498	2,548,695	—	—
Payments for contingent consideration in relation to acquisitions	(19,310)	(2,617)	—	—
Repayment of 2016 bonds/ 2017 bonds	—	(264,300)	(420,600)	(64,645)
Repurchase of 2017 bonds	—	(1,596,335)	—	—
Proceeds from issuance of 2020 bonds (Note 16)	—	—	1,936,154	297,581
Payment of issuance cost of 2020 bonds	—	—	(9,735)	(1,496)
Proceeds from long-term bank borrowings	85,213	214,620	44,440	6,830
Proceeds from short-term bank borrowings	300,000	1,725,676	70,000	10,759
Repayment of long-term bank borrowings	(960,317)	(49,320)	(94,037)	(14,453)
Repayment of short-term bank borrowings	(184,181)	(318,000)	(1,673,676)	(257,239)
Payments for purchase of noncontrolling interest/mandatorily redeemable noncontrolling interests	(8,000)	(100,000)	—	—
Payments for purchase of property and equipment through capital leases	(81,547)	(23,638)	(199,126)	(30,605)
Repayment of loan from a third party	—	—	(100,000)	(15,370)
Proceeds from sales and leaseback transactions	130,000	—	—	—
Rental prepayment and deposits for sales and leaseback transactions	(13,000)	(152,715)	(164,698)	(25,314)
Contribution from noncontrolling interest in a subsidiary	—	4,000	134,633	20,693
Prepayment for future share repurchase plan	—	(39,028)	(3,806)	(585)
Payments for share repurchase plan	—	(42,665)	(133,126)	(20,461)

Net cash generated from financing activities	1,115,032	209,472	1,089,537	167,459

Effect of foreign exchange rate changes on cash and cash equivalents	78,903	160,289	(140,298)	(21,564)
Net increase (decrease) in cash and cash equivalents	1,040,639	(387,636)	652,213	100,244
Cash and cash equivalents at beginning of year	644,415	1,685,054	1,297,418	199,409

Cash and cash equivalents at end of year	1,685,054	1,297,418	1,949,631	299,653

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For the years ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
Supplemental disclosures of cash flow information:
Income taxes paid	(62,815)	(50,349)	(55,076)	(8,465)
Interest paid	(242,713)	(155,679)	(96,846)	(14,885)
Interest received	61,490	19,886	28,857	4,435

Supplemental disclosures of non-cash activities:
Purchase of property and equipment through capital leases	87,487	240,474	453,786	69,746
Purchase of property and equipment included in accrued expenses and other payables, notes payable, and amounts due to related parties	(94,782)	(51,669)	(15,750)	(2,421)
Purchase of intangible assets included in accrued expenses and other payables	(1,392)	(1,310)	1,354	208
Contingent consideration related to the acquisitions included in amount due to related parties and accrued expenses and other payables	(174,761)	(306,126)	(937)	(144)

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

	Note	Number of ordinary shares	Treasury Stock	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive (loss) income	Statutory reserves	Accumulated deficit	Total 21Vianet Group, Inc. shareholders’ equity	Noncontrolling interest	Total shareholders’ equity
Balance as of January 1, 2015		396,234,309	(213,665)	26	4,225,029	(65,754)	52,263	(1,794,975)	2,202,924	24,033	2,226,957
Consolidated net loss		—	—	—	—	—	—	(428,099)	(428,099)	2,451	(425,648)
Contribution by noncontrolling interest through acquisition		—	—	—	(1,963)	—	—	—	(1,963)	(6,037)	(8,000)
Foreign exchange difference		—	—	—	—	41,518	—	—	41,518	—	41,518
Issuance of new shares for stock consideration settlement	27	13,098,599	—	1	(1)	—	—	—	—	—	—
Issuance of new shares for Esta Investment Pte Ltd./King Venture Holdings Limited/Xiaomi Ventures Limited	27	98,672,082	—	7	1,808,491	—	—	—	1,808,498	—	1,808,498
Issuance of new shares for share option exercise and restricted share units vested		6,429,372	—	—	2,105	—	—	—	2,105	—	2,105
Settlement of stock consideration settlement by treasury stock	18	878,232	20,523	—	(20,523)	—	—	—	—	—	—
Share based compensation		—	—	—	162,346		—	—	162,346	—	162,346
Share issued to depository bank	26	7,200,000	—	—	—	—	—	—	—	—	—
Reclassification of contingent consideration payable upon resolution of contingencies		—	—	—	214,543	—	—	—	214,543	—	214,543
Appropriation of statutory reserves	5	—	—	—	—	—	10,911	(10,911)	—	—	—
Appropriation of dividend		—	—	—	—	—	—	—	—	(1,034)	(1,034)
Decrease in accretion of redeemable noncontrolling interests	28	—	—	—	7,850	—	—	—	7,850	—	7,850
Share options exercised	21	2,454,420	—	—	5,240	—	—	—	5,240	—	5,240
Restricted share units vested		4,462,098	—	—	—	—	—	—	—	—	—
Settlement of share options with shares held by depository bank		(6,916,518)	—	—	—	—	—	—	—	—	—

Balance as of December 31, 2015		522,512,594	(193,142)	34	6,403,117	(24,236)	63,174	(2,233,985)	4,014,962	19,413	4,034,375

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

	Note	Number of ordinary shares	Treasury Stock	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive (loss) income	Statutory reserves	Accumulated deficit	Total 21Vianet Group, Inc. shareholders’ equity	Noncontrolling interest	Total shareholders’ equity
Balance as of January 1, 2016		522,512,594	(193,142)	34	6,403,117	(24,236)	63,174	(2,233,985)	4,014,962	19,413	4,034,375
Consolidated net loss		—	—	—	—	—	—	(633,598)	(633,598)	2,389	(631,209)
Contribution from noncontrolling interest in a subsidiary		—	—	—	—	—	—	—	—	4,000	4,000
Foreign exchange difference		—	—	—	—	142,526	—	—	142,526	—	142,526
Issuance of new shares for stock consideration settlement	27	10,087,476	—	1	(1)	—	—	—	—	—	—
Issuance of new shares for Tuspark Innovation Venture Limited	27	143,050,264	—	10	2,548,685	—	—	—	2,548,695	—	2,548,695
Issuance of new shares for share option exercise and restricted share units vested		3,261,456	—	—	1,119	—	—	—	1,119	—	1,119
Settlement of stock consideration settlement by treasury stock	18	1,338,966	31,250	—	(30,714)	—	—	—	536	—	536
Share based compensation		—	—	—	90,734		—	—	90,734	—	90,734
Share issued to depository bank	27	4,500,000	—	—	—	—	—	—	—	—	—
Reclassification of contingent consideration payable upon resolution of contingencies		—	—	—	210,000	—	—	—	210,000	—	210,000
Appropriation of statutory reserves	25	—	—	—	—	—	1,448	(1,448)	—	—	—
Increase in accretion of redeemable noncontrolling interests	28	—	—	—	(210,485)	—	—	—	(210,485)	—	(210,485)
Share repurchase		(4,893,150)	(42,665)	—	—	—	—	—	(42,665)	—	(42,665)
Share options exercised	21	921,594	—	—	3,391	—	—	—	3,391	—	3,391
Restricted share units vested		6,957,984	—	—	—	—	—	—	—	—	—
Settlement of share options with shares held by depository bank		(7,879,578)	—	—	—	—	—	—	—	—	—

Balance as of December 31, 2016		679,857,606	(204,557)	45	9,015,846	118,290	64,622	(2,869,031)	6,125,215	25,802	6,151,017

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares)

	Note	Number of ordinary shares	Treasury Stock	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive (loss) income	Statutory reserves	Accumulated deficit	Total 21Vianet Group, Inc. shareholders’ equity	Noncontrolling interest	Total shareholders’ equity
Balance as of January 1, 2017		679,857,606	(204,557)	45	9,015,846	118,290	64,622	(2,869,031)	6,125,215	25,802	6,151,017
Consolidated net loss		—	—	—	—	—	—	(772,730)	(772,730)	(3,018)	(775,748)
Cumulative adjustment for changes in accounting principles	2(z)	—	—	—	—	—	—	(13,425)	(13,425)	—	(13,425)
Contribution from noncontrolling interest in a subsidiary		—	—	—	—	—	—	—	—	134,633	134,633
Foreign exchange difference		—	—	—	—	(120,963)	—	—	(120,963)	—	(120,963)
Issuance of new shares for share option exercise and restricted share units vested		3,119,052	—	—	—	—	—	—	—	—	—
Share based compensation		—	—	—	105,532		—	—	105,532	—	105,532
Share issued to depository bank	26	9,000,000	—	1	(1)	—	—	—	—	—	—
Appropriation of statutory reserves	25	—	—	—	—	—	2,083	(2,083)	—	—	—
Appropriation of dividend		—	—	—	—	—	—	—	—	(5,946)	(5,946)
Disposal of subsidiaries		—	—	—	—	—	(27,969)	27,969	—	—	—
Increase in accretion of redeemable noncontrolling interests	28	—	—	—	(141,896)	—	—	—	(141,896)	—	(141,896)
Share repurchase		(20,690,892)	(133,126)	—	—	—	—	—	(133,126)	—	(133,126)
Share options exercised	21	332,754	—	—	926	—	—	—	926	—	926
Restricted share units vested		10,576,398	—	—	—	—	—	—	—	—	—
Settlement of share options with shares held by depository bank		(10,909,152)	—	—	—	—	—	—	—	—	—

Balance as of December 31, 2017		671,285,766	(337,683)	46	8,980,407	(2,673)	38,736	(3,629,300)	5,049,533	151,471	5,201,004

Balance as of December 31, 2017 US$		671,285,766	(51,901)	7	1,380,263	(411)	5,954	(557,813)	776,099	23,281	799,380

The accompanying notes are an integral part of these consolidated financial statement

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

1.	ORGANIZATION

21Vianet Group, Inc. was incorporated under the laws of the Cayman Islands on October 16, 2009 and its principal activity is investment holding. The Company is principally engaged in the provision of hosting and related services after the disposal of subsidiaries which are engaged in managed network services in September 2017 (Note 4).

(a)	As of December 31, 2017 the significant subsidiaries of the Company and consolidated variable interest entities are as follows:

Entity	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct ownership by the Company	Principal activities
			Direct
Subsidiaries:
21ViaNet Group Limited (“21Vianet HK”)	May 25, 2007	Hong Kong	100%	Investment holding
21ViaNet Data Center Co., Ltd. (“21Vianet China”) (1)	June 12, 2000	PRC	100%	Provision of technical and consultation services and rental of long-lived assets
21Vianet (Foshan) Technology Co., Ltd. (“FS Technology”) (1)	December 20, 2011	PRC	100%	Trading of network equipment, provision of technical and internet data center services
21Vianet Anhui Suzhou Technology Co., Ltd. (“SZ Technology”) (1)	November 16, 2011	PRC	100%	Trading of network equipment
21Vianet Hangzhou Information Technology Co., Ltd. (“HZ Technology”) (1)	March 4, 2013	PRC	100%	Provision of internet data center services
21Vianet Mobile Limited (“21V Mobile”)	April 30, 2013	Hong Kong	100%	Investment holding and provision of telecommunication services
Joytone Infotech Co., Ltd. (“SZ Zhuoaiyi”) (1)	April 30, 2013	PRC	100%	Provision of technical and consultation services
21Vianet Ventures Limited (“Ventures”)	March 6, 2014	Hong Kong	100%	Investment holding
Abitcool (China) Broadband Inc. (“aBitCool DG”) (1)	June 13, 2014	PRC	100%	Dormant company
Diyixian.com Limited (“DYX”)	August 10, 2014	Hong Kong	100%	Provision of virtual private network services
21 Vianet Zhuhai Financial Leasing Co., Ltd (“Zhuhai Financial Leasing”)	April 9, 2015	PRC	100%	Provision of financial leasing business services
21Vianet DRP Investment Holdings Limited. (“DRP investment”)	January 10, 2017	Hong Kong	100%	Investment holding

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

1.	ORGANIZATION (CONTINUED)

Entity	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct ownership by the Company	Principal activities
Direct
Shihua DC Investment Holdings Limited. (“Shihua Investment”)	March 14, 2017	Cayman	51%	Investment holding
21Vianet (Xi’an) Technology Co., Ltd. (“Xi’an Tech”) (1)	July 5, 2012	PRC	51%	Provision of technical and internet data center services
Foshan Zhuoyi Intelligence Date Co., Ltd. (“FS Zhuoyi”) (1) /(4)	July 7, 2016	PRC	51%	Dormant company
Dermot Holding Limited (“Dermot BVI”) (3)	August 8, 2014	British Virgin Islands	100%	Investment holding

Variable Interest Entities (the “VIEs”):
Beijing Yiyun Network Technology Co., Ltd. (1) /(2)	October 22, 2002	PRC	—	Provision of internet data center services
Beijing iJoy Information Technology Co., Ltd. (“BJ iJoy”) (1) / (2)	April 30, 2013	PRC	—	Provision of internet data center, content delivery network services
WiFire Network Technology (Beijing) Co., Ltd. (1) / (2)	April 1, 2014	PRC	—	Provision of telecommunication services

Held directly by BJ iJoy:
Shanghai iJoy Information Technology Co., Ltd. (“SH iJoy”) (1) / (2)	May 30, 2013	PRC	—	Provision of internet data center, content delivery network services

Held directly by 21Vianet Technology:
Beijing 21Vianet Broad Band Data Center Co., Ltd. (“21Vianet Beijing”) (1) / (2)	March 15, 2006	PRC	—	Provision of internet data center services

Held directly by 21Vianet Beijing:
21Vianet (Xi’an) Information Outsourcing Industry Park Services Co., Ltd. (“Xi’an Sub”) (1) / (2)	June 23, 2008	PRC	—	Provision of internet data center services
Langfang Xunchi Computer Data Processing Co., Ltd. (“LF Xunchi”) (1) / (2)	December 19, 2011	PRC	—	Dormant company
Shanghai Blue Cloud Technology Co., Ltd. (“SH Blue Cloud”) (1) / (2)	March 21, 2013	PRC	—	Provision of Office 365 and Windows Azure platform services

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

1.	ORGANIZATION (CONTINUED)

Entity	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct ownership by the Company	Principal activities
Direct
Beijing Yilong Xinda Technology Co., Ltd. (“BJ Yilong”) (1) / (2)	February 28, 2013	PRC	—	Provision of managed network services and virtual private network services
Beijing Yichengtaihe Investment Co., Ltd. (“BJ Yichengtaihe”) (1)/ (2)	September 30, 2014	PRC	—	Provision of internet data center services
Beijing Hongyuan Network Technology Co., Ltd. (“BJ Hongyuan”) (1)/ (2)	December 8, 2014	PRC	—	Provision of internet data center services

Held directly by DYX and LF Xunchi:
Shenzhen Diyixian Telecommunication Co., Ltd. (“SZ DYX”) (1)	August 10, 2014	PRC	100%	Provision of virtual private network services

(1)	Collectively, the “PRC Subsidiaries”.
(2)	Collectively, the “Consolidated VIEs”.
(3)	On August 10, 2014, the Company and its subsidiary, LF Xunchi, acquired 100% equity interest Dermot BVI and its subsidiaries (collectively referred to as “Dermot Entities”).
(4)	On July 7, 2016, the Company through its subsidiary, 21Vianet HK acquired 100% equity interest in the entity, which was accounted for an assets acquisition.

(b)	PRC laws and regulations prohibit foreign ownership of internet and telecommunications-related businesses. To comply with these foreign ownership restrictions, the Company conducts its businesses in the PRC through its VIEs using contractual agreements (the “VIE Agreements”). The equity interests of 21Vianet Technology are legally held by certain PRC individuals, including Chen Sheng, the Executive Chairman of Board of Directors of the Company and Zhang Jun (collectively the “Nominee Shareholders”). The following is a summary of the key terms of the VIE Agreements:

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

Exclusive technical consulting and service agreement

Pursuant to the exclusive technical consulting and service agreement entered into between 21Vianet China and 21Vianet Technology, 21Vianet China is to provide exclusive management consulting services and internet technical services in return for fees based on a predetermined hourly rate of RMB1, which is adjustable at the sole discretion of 21Vianet China. The term of this agreement is 10 years, expiring on December 18, 2016, which is renewable at the sole discretion of 21Vianet China. On December 19, 2016, this agreement was renewed for another 10 years, expiring on December 18, 2026.

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

Power of attorney agreement

The Nominee Shareholders entered into the power of attorney agreement whereby they granted an irrevocable proxy of the voting rights underlying their respective equity interests in 21Vianet Technology to 21Vianet China, which include, but are not limited to, all the shareholders’ rights and voting rights empowered to the Nominee Shareholders by the company law and 21Vianet Technology’s Articles of Association. The power of attorney remains valid and irrevocable from the date of execution, so long as each Nominee Shareholder remains as a shareholder of 21Vianet Technology.

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

The Company also controls two other VIEs, namely BJ iJoy and WiFire Network through their primary beneficiary, aBitCool DG and SZ Zhuoaiyi, wholly owned subsidiaries of the Company. The key terms of the VIE Agreements in relation to BJ iJoy and WiFire Network are similar to those summarized above.

Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between the Company and 21Vianet Technology through the irrevocable power of attorney agreement, whereby the Nominee Shareholders effectively assigned all of their voting rights underlying their equity interests in 21Vianet Technology to the Company. In addition, the Company, through 21Vianet China, obtained effective control over 21Vianet Technology through the ability to exercise all the rights of 21Vianet Technology’s shareholders pursuant to the share pledge agreement and exclusive option agreement. The Company demonstrates its ability and intention to continue to exercise the ability to absorb substantially all of the expected losses through the financial support letter. In addition, the Company also demonstrates its ability to receive substantially all of the economic benefits of 21Vianet Technology through 21Vianet China through the consulting and service agreement. Thus, the Company is the primary beneficiary of 21Vianet Technology and consolidates 21Vianet Technology and its subsidiaries under ASC 810-10 Consolidation: Overall. Similar conclusion has been reached with respect to the VIE structures with aBitCool DG and SZ Zhuoaiyi as the primary beneficiary.

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

(c)	VIE disclosures

Except for certain property with carrying amounts of RMB335,491 (US$48,321) that were pledged to secure banking borrowings granted to the Company (Note 13), there were no pledges or collateralization of the Consolidated VIEs’ assets. Creditors of the Consolidated VIEs have no recourse to the general credit of the primary beneficiaries of the Consolidated VIEs, and such amounts have been parenthetically presented on the face of the consolidated balance sheets. The Consolidated VIEs operate the data centers and own facilities including data center buildings, leasehold improvements, fiber optic cables, computers and

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

(d)	Cooperation with Warburg Pincus

In March 2017, the Company entered into an investment agreement with Warburg Pincus to establish a multi-stage joint venture and build a digital real estate platform in China. The Company seeded the initial JV with four existing high-performing IDC assets, and Warburg Pincus contributed direct capital and extensive industry network and resources in the real estate sector. The Company owns 51% of the equity interests in the four existing internet data center (“IDC”) assets while Warburg Pincus owns the remaining 49%. On March 14, 2017, Shihua Investment was established by the Company and a subsidiary of Warburg Pincus, with the equity interest of 51% and 49%, respectively. As of December 31, 2017, the IDC assets of in Xi’an Tech and FS Zhuoyi has been transferred to Shihua Investment which is controlled by the Company.

In March 2017, the Company and Warburg Pincus set up two JVs, Shihua DC Investment Holdings 2 Limited and Shihua DC Investment Management Limited, (collectively, Shihua DC Holdings) (Note 12) , with the equity interest of 49% and 51% respectively. The Company accounted for the investment in the two JVs under equity method investments for its ability to exercise significant influence. As of December 31, 2017, Shihua DC Holdings has not commerce any operations.

(e)	Variable interests in a VIE

As of December 31, 2017, the Company held variable interest in an entity that does not have sufficient equity at risk where the Company is not the VIE’s primary beneficiary to consolidate the VIE. The Company’s maximum exposure to such an arrangement is RMB59,846 (US$9,198).

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

1.	ORGANIZATION (CONTINUED)

The following tables represent the financial information of the Consolidated VIEs as of December 31, 2016 and 2017 and for the years ended December 31, 2015, 2016 and 2017 before eliminating the intercompany balances and transactions between the Consolidated VIEs and other entities within the Company :

	As of December 31,
	2016	2017
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	239,874	233,673	35,915
Restricted cash	68,709	149,375	22,959
Accounts receivable (net of allowance for doubtful debt of RMB80,313 and RMB70,627 (US$10,855) as of December 31, 2016 and 2017, respectively)	555,509	342,276	52,607
Inventories	4,320	—	—
Prepaid expenses and other current assets	636,776	809,546	124,425
Amounts due from related parties	82,350	86,824	13,345

Total current assets	1,587,538	1,621,694	249,251

Non-current assets:
Property and equipment, net	2,501,578	2,331,139	358,290
Intangible assets, net	555,649	45,203	6,948
Land use rights, net	76,044	74,162	11,398
Goodwill	1,146,570	302,956	46,563
Deferred tax assets	97,063	169,224	26,009
Other non-current assets	112,822	67,517	10,377
Long-term investments	266,748	355,894	54,700

Total non-current assets	4,756,474	3,346,095	514,285

Total assets	6,344,012	4,967,789	763,536

Current liabilities:
Short-term bank borrowings	183,676	50,000	7,685
Accounts and notes payable	441,847	157,970	24,280
Accrued expenses and other payables	525,613	368,190	56,590
Advance from customers	201,397	403,244	61,977
Deferred revenue	311,191	49,699	7,639
Income tax payable	25,466	7,400	1,137
Amount due to inter-companies (1)	1,221,897	1,863,780	286,458
Amount due to related parties (Note 23)	53,295	16,053	2,467
Current portion of capital lease obligation	203,394	201,315	30,942
Current portion of long-term bank borrowings	12,564	70,289	10,803
Deferred government grants	5,107	4,574	703

Total current liabilities	3,185,447	3,192,514	490,681

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

1.	ORGANIZATION (CONTINUED)

	As of December 31,
	2016	2017
	RMB	RMB	US$
Non-current liabilities:
Amount due to inter-companies (1)	1,052,734	1,020,972	156,921
Long-term bank borrowings	219,055	187,638	28,839
Deferred revenue	62,531	—	—
Non-current portion of capital lease obligations	581,568	687,176	105,617
Unrecognized tax benefits	24,153	13,225	2,033
Deferred tax liabilities	182,877	109,339	16,805
Deferred government grants	25,886	17,861	2,745

Total non-current liabilities	2,148,804	2,036,211	312,960

Total liabilities	5,334,251	5,228,725	803,641

	For the Years Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
Net revenues	3,066,090	2,938,319	2,578,893	396,369
Net loss	(35,811)	(674,685)	(567,395)	(87,207)

	For the Years Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
Net cash provided by operating activities	270,358	141,364	364,246	55,984
Net cash provided by (used in) investing activities	105,635	(470,955)	(601,368)	(92,429)
Net cash (used in) provided by financing activities	(354,408)	178,283	230,921	35,492
Net increase (decrease) in cash and cash equivalents	21,585	(151,308)	(6,201)	(953)

(1)	Amount due to inter-companies consist of intercompany payables to the other companies within the Company for the purchase of telecommunication resources and fixed assets on behalf of the Consolidated VIEs.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

(b)	Principles of consolidation

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

of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant estimates and assumptions reflected in the Company’s financial statements include, but are not limited to, estimating the useful lives of long-lived assets, subsequent impairment assessment of long-lived assets and goodwill arising from business acquisition, determining the fair value of equity method investments and retained equity investments in the disposed subsidiaries, accounting for investments and the subsequent impairment assessment, determining the provision for accounts and other receivable, accounting for deferred income taxes, accounting for share-based compensation arrangements, and accounting for capital lease. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

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

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.5063 on December 29, 2017 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

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

All highly liquid investments with stated maturities of greater than 90 days but less than 365 days are mainly fixed rate time deposits that are classified as short-term investments. The Company accounts for the investments in debt and equity securities in accordance with ASC Topic 320 (“ASC 320”), Investments—Debt and Equity Securities. The Company classifies the investments in debt and equity securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320. Dividend and interest income for all categories of investments in securities are included in earnings. Any realized gains or losses, if any, on the sale of the short-term investments are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized.

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

No impairment loss had been recorded during each of the years ended December 31, 2015, 2016 and 2017.

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

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated useful life
Property	25-46 years
Leasehold improvements	Over the shorter of lease term or the estimated useful lives of the assets
Optical fibers	10-20 years
Computer and network equipment	1-10 years
Office equipment	1-8 years
Motor vehicles	4-8 years

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

Intangible assets are carried at cost less accumulated amortization and any recorded impairment. Intangible assets acquired in a business combination are recognized initially at fair value at the date of acquisition. Intangible assets with finite useful lives are amortized using a straight-line method. These amortization methods reflect the estimated pattern in which the economic benefits of the respective intangible assets are to be consumed.

The Company has capitalized certain internal use software development costs in accordance with ASC Subtopic 350-40 (“ASC 350-40”), Intangibles-Goodwill and Other: Internal-Use Software, amounting to RMB23,780, RMB12,781 and RMB9,238 (US$1,420) for the years ended December 31, 2015, 2016 and 2017, respectively. The Company capitalizes certain costs relating to software acquired, developed, or modified solely to meet the Company’s internal requirements and for which there are no substantive plans to market the software. These costs mainly include the consulting and service fees paid to a third-party developer that are directly associated with the internal-use software projects during the application development stage and the research staff costs directly associated with the internal-develop software projects during the application development stage. Capitalized internal-use software costs are included in “intangible assets, net”.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l)	Intangible assets (continued)

Intangible assets have weighted average useful lives from the date of purchase/ acquisition as follows:

Purchased software	4.4 years
Radio spectrum license	15 years
Contract backlog*	4.9 years
Customer relationships*	8.8 years
Supplier relationships*	10 years
Licenses*	15 years
Trade Name*	20 years
Platform software*	5 years
Non-compete agreement*	5 years
Internal use software	4.9 years

*	Acquired in the acquisitions of subsidiaries.

(m)	Land use rights

The land use rights represent the amounts paid and relevant costs incurred for the rights to use land in the PRC and are recorded at purchase cost less accumulated amortization. Amortization is provided on a straight-line basis over the terms of the respective land use rights certificates.

(n)	Long-term investments

The Company’s long-term investments consist of cost method investments, equity method investments and available for sale investments.

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

In accordance with ASC 350, the Company assigned and assessed goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. Prior to the change in segment reporting in 2016, the Company had one single reporting unit which is also its only operating segment. Goodwill that has arisen as a result of the acquisitions of subsidiaries was assigned to this reporting unit. Immediately upon the change in segment reporting in 2016, there were two reporting units consisting of two service lines namely hosting and related services and managed network services. The goodwill was reassigned to the two reporting units using a relative fair value allocation approach.

After the disposal of WiFire Entities and Aipu Group as defined in Note 4 in September 2017, the Company determined that there is only hosting and related services remained and hence the Company as a whole is one reporting unit as of December 31, 2017.

The Company early adopted ASU No. 2017-04, Simplifying the Test for Goodwill Impairment, which simplifies the accounting for goodwill impairment by eliminating Step two from the goodwill impairment test. Under the new guidance, if a reporting unit’s carrying amount exceeds its fair value, an entity will record an impairment charge based on that difference. The impairment charge will be limited to the amount of goodwill allocated to that reporting unit. Fair value is primarily determined by computing the future discounted cash flows expected to be generated by the reporting unit.

Immediately before the disposal of WiFire Entities and Aipu Group in September 2017, the Company completed its impairment test for goodwill in managed network services. The Company determined the fair value of the reporting unit using the income approach based on the discounted expected cash flows associated with the reporting unit. The discounted cash flows for the reporting unit were based on five year projections. Cash flow projections were based on past experience, actual operating results and management best estimates about future developments as well as certain market assumptions. Cash flows after five years were estimated using a terminal value calculation, which considered terminal value growth at 3%, considering the long term revenue growth for entities in a similar industry in the PRC. The discount rate of approximately 13% was derived and used in the valuations which reflect the market assessment of the risks specific to the Company and its industry and is based on its weighted average cost of capital. The resulting fair value of the reporting unit significant lower than its carrying value, the Company fully impaired goodwill in managed network services and recorded an amount of RMB766 million for impairment loss of goodwill as of December 31, 2017 and nil and nil as of December 31, 2016 and 2015, respectively.

Pursuant to ASC 350-30, the Company elected to perform a qualitative assessment for hosting and related services. As of October 1, 2017, the Company completed its annual impairment test for goodwill that has arisen out of its acquisitions. The Company evaluated all relevant factors including, but not limited to,

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o)	Goodwill (continued)

macroeconomic conditions, industry and market conditions, financial performance, and the share price of the Company. The Company weighed all factors in their entirety and concluded that it was not more-likely-than-not the fair value was less than the carrying amount of the reporting unit, and further impairment testing on goodwill was unnecessary.

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

As of December 31, 2017, due to continued operational losses, the Company recorded the long-lived assets impairment amounting to RMB170,695 and RMB231,113 for the asset groups of Aipu Group and WiFire Entities, respectively, resulting from excess of the carrying amount of the asset groups over their fair values of the two asset groups, respectively.

The Company determined the fair value of the asset groups using the income approach based on the discounted expected cash flows associated with the respective asset groups. The discounted cash flows for the asset groups were based on seven year projections for Aipu and five years for WiFire Entities, which are consistent with the remaining useful lives of its principal assets. Cash flow projections were based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The discount rate of approximately 13% was derived and used in the valuations which reflect the market assessment of the risks specific to the Company and its industry and is based on its weighted average cost of capital. No impairment was recognized in other assets groups as there was no impairment indicator identified.

The impairment loss reduced the carrying amount of the long-lived assets of a group on a pro-rata basis using the relative carrying amount of those assets.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(p)	Impairment of long-lived assets (continued)

The Company recorded impairment charges associated with its long-lived assets and acquired intangibles as follows:

	Years ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
Impairment of equipment	—	238,144	237,956	36,443
Impairment of intangible assets	—	154,803	163,852	25,314

(q)	Fair value of financial instruments

The Company’s financial instruments include cash and cash equivalents, restricted cash, short-term investments, accounts receivable and payable, other receivables and payables, bonds payable, short-term, long-term bank borrowings, available-for-sale investments, share-settled bonuses, liability-classified restricted share units, and balances with related parties. Other than the bonds payable, long-term bank borrowings, share-settled bonuses and the contingent consideration payable included in the balances with related parties, the carrying values of these financial instruments approximate their fair values due to their short-term maturities.

The carrying amounts of long-term bank borrowings approximate their fair values since they bear interest rates which approximate market interest rates. The contingent considerations and share-settled bonuses are initially measured at fair value on the acquisition dates of the acquired businesses and the date of grant, respectively, and subsequently remeasured at the end of each reporting period with an adjustment for fair value recorded to the current period expense

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

Prior to the disposal of WiFire Entities and Aipu Group in September 2017, the Company also provides managed network services to enable its customers to deliver data across the internet in a faster and more reliable manner through extensive data transmission network and BroadEx smart routing technology, and to get the last-mile broadband internet connection services in large metro areas in China.

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

Prior to the disposal of Aipu Group in September 2017, the Company also provides last-mile wired broadband internet access services, sometimes bundled with broadband related products, to individual and corporate customers at agreed prices. The Company allocates the contract price based on the relative selling price method under which the selling price of each deliverable is determined using VSOE of selling price, third-party evidence (“TPE”) of selling price, or management’s best estimate of the selling price (“BESP”). The Company considers all reasonably available information in determining the BESP, including both market and entity-specific factors. Revenues are recognized for each deliverable when all four criteria under ASC 605-10 are met.

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

Cash received in advance from customers that are expected to be recognized as revenue upon completion of performance obligations is recorded as deferred revenue when there is no general right of refund; otherwise, it is recorded as advances from customers. Business tax on revenues earned from provision of services to customers is recorded as a deduction from gross revenue to derive net revenue in the same period in which the related revenue is recognized. Most of the Company’s PRC subsidiaries and its Consolidated VIEs are subject to a business tax rate of 3% or 5%. The business tax expenses and other surcharges for the year ended December 31, 2015 amounted to RMB6,394. Effective since June 2014, VAT of 6% replaced the original business tax for all telecommunication services provided in Mainland China. There was no business tax expense charged in 2016 and afterwards.

(s)	Cost of revenues

Cost of revenues consists primarily of telecommunication costs, depreciation of the Company’s long-lived assets, amortization of acquired intangible assets, maintenance, data center rental expenses directly attributable to the provision of the IDC services, payroll and other related costs of operations.

(t)	Advertising expenditures

Advertising expenditures are expensed as incurred and are included in sales and marketing expenses, which amounted to RMB26,360, RMB20,420 and RMB7,773 (US$1,195) for the years ended December 31, 2015, 2016 and 2017, respectively.

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

Leases are classified at the inception date as either a capital lease or an operating lease. The Company did not enter into any leases whereby it is the lessor for any of the periods presented. As the lessee, a lease is a capital lease if any of the following conditions exists: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life, or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. The Company entered into capital leases for certain optical fiber, computer and network equipment and property in the years ended December 31, 2015, 2016 and 2017.

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

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(x)	Capitalized interest (continued)

As a result of total interest costs capitalized during the period, the interest expense for the year ended December 31, 2015, 2016 and 2017, was as follows:

	2015	2016	2017
	RMB	RMB	RMB	US$
Interest expense and amortization cost of bonds	172,677	113,367	63,354	9,738
Interest expense on bank and other borrowings	55,391	46,377	87,916	13,512
Interest expense on capital lease	57,189	66,687	63,757	9,799

Total interest costs	285,257	226,431	215,027	33,049
Less: Total interest costs capitalized	(11,073)	(27,842)	(29,714)	(4,567)

Interest expense, net	274,184	198,589	185,313	28,482

(y)	Income taxes

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

On January 1, 2017, the Company adopted ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, and classified all deferred income tax assets as noncurrent on the consolidated balance sheets on a retrospective basis. The adoption of this standard resulted in the reclassification of RMB43 million from current deferred tax assets to noncurrent deferred tax assets in the consolidated balance sheet as of December 31, 2016.

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

For the performance bonuses that the employees can elect to settle in cash and/or restricted shares at an agreed premium of the Company (“Share-Settled Bonus”), the Company estimates the portion of the arrangement to be settled in shares based on its past settlement practices and classifies such portion as a liability in accordance with ASC topic 480 (“ASC 480”), Distinguishing Liabilities from Equity. The Company remeasures the fair value of such liability at each reporting period end through earnings until the underlying shares were approved and granted to the employees and accounted for the granted restricted shares unit as equity award. The original cash bonus amount continues to be classified as a liability within “Accrued expenses and other payables” in the consolidated balance sheets until the end of the six months’ lock-up period as such amounts will be paid to the employees in cash upon the termination of their employment. The fair value of the premium will be reclassified to additional paid in capital and recognized over the remaining lock-up period using the accelerated method, respectively.

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

On April 15, 2016 (“the Modification date”), the Company made revisions to the Share-Settled Bonus to remove the agreed premium and six month lock-up period for the employees above a specified level and the option to settle in share for the employees below a specified level. The modified awards remain as liabilities in accordance with ASC 718 as the Company can only settle the Share-Settled Bonus by issuing variable number of shares until the settlement date or in cash. In January 2017, the Company made revisions to the Share-Settled Bonus to remove the option to settle bonus accrued in 2017. For the Share-Settled Bonus accrued in 2016 which were elected to be settled in shares, the Company issued shares to settle all the Share-Settled Bonus as of December 31, 2017.

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

Before January 1, 2017, the Company elected to estimate forfeitures at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. The forfeiture rate is

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(z)	Share-based compensation (continued)

estimated based on historical and future expectations of employee turnover rates and are adjusted to reflect future changes in facts and circumstances, if any. Share-based compensation expense is recorded net of estimated forfeitures such that expense is recorded only for those share-based awards that are expected to vest. During the years ended December 31, 2015 and 2016, the Company estimated that the forfeiture rate for both the management and non-management employees of the Company was 1.10% and 1.81%.

On January 1, 2017, the Company adopted ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting, and elected to account for forfeitures as they occur. The cumulative-effect adjustment to retained earnings of RMB13,425 (US$2,058) was recorded upon transition, which is measured for outstanding awards based on the difference between (1) the fair value estimate of awards historically expected to be forfeited and (2) the fair value estimate of awards actually forfeited.

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

Pursuant to the Board of Directors’ resolutions on August 18, 2016, the Company’s management is authorized to repurchase, in one or more tranches, up to an aggregate of US$200,000 of its own outstanding shares (including shares represented by ADSs) (each such transaction a “Repurchase”) over a period of 12 months starting from June 29, 2016.

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

equity, as the Company has not yet decided on the ultimate disposition of those ADSs acquired. When the Company uses the treasury stock to settle the share consideration for the acquisitions (Note 18), the difference between the fair value at settlement date and the repurchase price is debited into additional paid-in capital. When the Company decides to retire the treasury stock, the difference between the original issuance price and the repurchase price is debited into accumulated deficit.

For the year ended December 31, 2015, 2016 and 2017, the Company repurchased nil, 4,893,150 and 20,690,892 ADSs for a consideration of nil, RMB42,665 and RMB133,126 (US$20,461).

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

In accordance with ASC 280, Segment Reporting, the Company historically had only one single reportable segment since the Company’s chief executive officer, who has been identified as the Company’s chief operating decision-maker (“CODM”) formerly relied on the consolidated results of operations when making decisions on allocating resources and assessing performance of the Company. On October 1, 2016, the Company changed its reportable segments as the CODM reviewed the operating result of two different services in order to allocate resources and assess performance of the Company. The operations of the Company are organized into two segments, consisting of the hosting and related services and managed network services. Hosting and related services business focuses primarily on colocation, interconnectivity, cloud, VPN, hybrid IT and other value-added services. Managed network services focuses on businesses that primarily utilize bandwidth such as content delivery network (“CDN”) service, hosting area network services and last-mile wired broadband service.

In September 2017, the Company disposed WiFire Entities and Aipu Group (Note 4), which are primarily engaged in the managed network services. After the disposals, the CODM reviews the operation results on the Company basis. As of December 31, 2017, the Company only has one reporting segment.

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

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09 (“ASU 2014-09”), Revenue from Contracts with Customers (Topic 606). ASU 2014-09 supersedes the revenue recognition requirements in ASC 605, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. ASU 2014-09 is originally effective for the annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. ASU 2015-14, Revenue from Contracts with Customers, defers the effective date of ASU 2014-09 by one year. As a result, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017 and interim periods therein. Early adoption is permitted to the original effective date. The Company adopted the new standard effective January 1, 2018, using the modified retrospective method. The Company has substantially completed the assessment over the impact of adopting this new guidance and does not expect the adoption will have significant impact on the Company’s consolidated financial statements.

In January 2016, the FASB issued ASU No. 2016-01 (“ASU 2016-01”), Financial Instruments. ASU 2016-01 requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. An entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. ASU 2016-01 also simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment. When a qualitative assessment indicates that impairment exists, an entity is required to measure the investment at fair value. For public business entities, the amendments are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company is currently evaluating the impact of adopting this new standard on its consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02 (“ASU 2016-02”), Leases. ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. ASU 2016-02 is effective for public business entities for annual reporting periods and interim periods within those years beginning after December 15, 2018. The Company will adopt ASU 2016-02 on January 1, 2019. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13 (“ASU 2016-13”), Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. ASU 2016-13 changes the impairment model for most financial assets and certain other instruments. The standard will replace “incurred loss” approach with an “expected loss” model for instruments measured at amortized cost. For available-for-sale debt securities, entities will be required to record allowances rather than reduce the carrying amount, as they do today under the other-than-temporary impairment model. The standard is effective for public business

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(gg)	Recent accounting pronouncements (continued)

entities for annual periods beginning after December 15, 2019, and interim periods therein. Early adoption is permitted. The Group is evaluating the effect that this guidance will have on its consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash which requires that the statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The standard is effective for public business entities for annual periods beginning after December 15, 2017, and interim periods therein, and early adoption is permitted. The Group is evaluating the effect that this guidance will have on its consolidated financial statements.

In January 2017, FASB has issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. The ASU affects all companies and other reporting organizations that must determine whether they have acquired or sold a business. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The ASU is effective for annual periods beginning after December 15, 2017, including interim periods within those periods for public entities. The Group is evaluating the effect that this guidance will have on its consolidated financial statements.

In May 2017, the FASB issued ASU No. 2017-09, Compensation – Stock Compensation: Scope of Modification Accounting. This standard provides clarity and reduces both (1) diversity in practice and (2) cost and complexity when applying the guidance in Topic 718, Compensation-Stock Compensation, to a change to the terms or conditions of a share based payment award. The updated guidance is effective for interim and annual periods beginning after December 15, 2017. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

3.	CONCENTRATION OF RISKS

(a)	Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable, other receivables and amounts due from related parties. As of December 31, 2016 and 2017, the aggregate amount of cash and cash equivalents, restricted cash and short-term investments of RMB489,646 and RMB640,001 (US$98,367), respectively, were held at major financial institutions located in the PRC, and US$444,019 and US$323,434 (RMB2,104,357), respectively, were deposited with major financial institutions located outside the PRC. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006 that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go into bankruptcy. In addition, since China’s concession to the World Trade Organization, foreign banks have been gradually permitted to operate in China and have been significant competitors against Chinese banks in many aspects, especially since the opening of the Renminbi business to foreign banks in late 2006.

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

(ii) Supplier Risk—The Company’s operations are dependent upon bandwidth and cabinet capacity provided by the third-party telecom carriers. There can be no assurance that the Company will be able to secure the cabinet and bandwidth supply from the third-party telecom carriers, neither the Company is adequately prepared for unexpected increases in bandwidth demands by its customers. The communications capacity the Company has leased, include cabinet and bandwidth, may become unavailable for a variety of reasons, such as physical interruption, technical difficulties, contractual disputes, or the financial health of its third-party providers. Any failure of these network providers to provide the capacity the Company requires may result in a reduction in, or interruption of, service to its customers. A significant portion of the Company’s total bandwidth and cabinet resources are purchased from its five largest suppliers, who collectively accounted for 15%, 19% and 21% of the Company’s total bandwidth and cabinet resources for the years ended December 31, 2015, 2016 and 2017, respectively.

(iii) Customer Risk—The success of the Company’s business going forward will rely in part on Company’s ability to continue to obtain and expand business from existing customers while also attracting new customers. The Company has a diversified base of customers covering its services and the revenue from the largest single customer accounted for less than 5% of the Company’s total net revenues in the year ended December 31, 2017. Certain customers are local subsidiaries of a telecommunication carrier in China, which the Company views as separate customers as it negotiates with, maintain and support each of these entities given that each of them has the separate decision-making authority and services procurement budget. None of these customers on a stand-alone basis contributed more than 2% of the Company’s revenues in any given year but in the aggregate, they contributed approximately 6%, 4% and 2% of the Company’s total revenues for the years ended December 31, 2015, 2016 and 2017, respectively.

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

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The depreciation (appreciation) of the RMB against US$ was approximately 6.1%, 6.8% and (5.8)% in the years ended December 31, 2015, 2016 and 2017, respectively.

4.	DISPOSAL OF WIFIRE ENTITIES AND AIPU GROUP

In September 2017, six wholly-owned subsidiaries engaged in CDN, hosting area network services and route optimization businesses, namely Guangzhou Gehua Network Technology Development Co., Ltd., Beijing Chengyishidai Network Technology Co., Ltd., Zhiboxintong (Beijing) Network Technology Co., Ltd., WiFire (Beijing) Technology Co., Ltd., Beijing Fastweb Network Technology Co., Ltd. and WiFire Network Technology (Shanghai) Co., Ltd. (collectively, the “WiFire Entities”) and Sichuan Aipu Network Co., Ltd. (“SC Aipu”) and its affiliates (collectively, the “Aipu Group”), which are engaged in the last-mile broadband business, were deconsolidated by the Company.

Disposal	of WiFire Entities

In September 2017, the Company transferred 66.67% of the equity interest in the WiFire Entities for a nominal consideration of RMB6 yuan for each of the WiFire Entities to Beijing TUS Yuanchuang Technology Development Co., Ltd., a wholly-owned subsidiary of Tus-Holdings, the controlling shareholder of the Company. Upon completion of disposal, the Company accounted for the remaining 33.33% of equity interest in the WiFire Entities as equity method investments under ASC 323-10 for its ability to exercise significant influence in the WiFire Entities.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

4.	DISPOSAL OF WIFIRE ENTITIES AND AIPU GROUP (CONTINUED)

Disposal	of Aipu Group

In September 2017, the Company transferred two shares in SC Aipu to Mr. Jian Li, the Co-CEO and a director of SC Aipu, for a nominal consideration of RMB1 yuan. Immediately after the disposal, the Company’s ownership in SC Aipu changed from 50% equity interest plus one share to 50% equity interest minus one share and lost control. The Company accounted for the remaining equity interest as equity method investment for its ability to exercise significant influence in the Aipu Group.

Subsequently in December 2017, the Company transferred all the remaining 50% equity interest minus one share in SC Aipu to Tibet Xingtao Culture Communications Co., Ltd., one of SC Aipu’s shareholders, for a nominal consideration of RMB1 yuan.

In addition to the impairment losses for long-lived assets and goodwill of RMB401,808 (US$61,757) and RMB766,440 (US$117,800), respectively, recognized in relation to Wifire Entities and Aipu Group before the disposal, the Company recognized a gain on disposal of WiFire Entities and Aipu Group of RMB497,036 (US$76,393) for the year ended December 31, 2017.

5.	ACCOUNTS AND NOTES RECEIVABLE, NET

Accounts and notes receivable and the allowance for doubtful debt consist of the following:

	December 31,
	2016	2017
	RMB	RMB	US$
Accounts receivable	735,154	526,747	80,960
Notes receivable	1,215	2,720	418
Allowance for doubtful debt	(80,910)	(73,656)	(11,321)
	655,459	455,811	70,057

As of December 31, 2016 and 2017, all accounts and notes receivable were due from third party customers. An analysis of the allowance for doubtful debt is as follows:

	December 31,
	2016	2017
	RMB	RMB	US$
Balance at beginning of the year	40,070	80,910	12,436
Additional provision charged to expense	79,637	69,553	10,690
Write-off of accounts receivable	(38,797)	(19,766)	(3,038)
Provision included in disposed subsidiaries	—	(57,041)	(8,767)
Balance at the end of the year	80,910	73,656	11,321

6.	SHORT-TERM INVESTMENTS

Short-term investments consisted of the following as of December 31, 2016 and 2017:

	December 31,
	2016	2017
	RMB	RMB	US$
Fixed rate time deposits	277,946	548,890	84,363

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

6.	SHORT-TERM INVESTMENTS (CONTINUED)

The Company recorded interest income related to its short-term investments amounting to RMB37,652, RMB1,148 and RMB4,021 (US$618) for the years ended December 31, 2015, 2016 and 2017, respectively, in the consolidated statements of operations.

7.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31,
	2016	2017
	RMB	RMB	US$
Prepaid expenses	163,443	344,696	52,979
Staff field advances	22,429	6,735	1,035
Interest receivables	13,576	17,644	2,712
Receivables for the disposal of certain construction-in-progress	20,290	—	—
Tax recoverables	309,426	376,642	57,889
Deposits	19,596	30,669	4,714
Loan to third parties	62,433	60,805	9,345
Other receivables	165,938	96,559	14,840

	777,131	933,750	143,514

Prepaid expenses mainly represented the unamortized portion of prepayments made to Microsoft for the cloud computing services, and the prepayments to telecommunication operators for bandwidth, data centers or cabinets.

8.	PROPERTY AND EQUIPMENT, NET

Property and equipment, including those held under capital leases, consist of the following:

	December 31,
	2016	2017
	RMB	RMB	US$
At cost:
Property	490,430	467,312	71,825
Leasehold improvements	666,051	789,734	121,380
Computer and network equipment	2,926,278	2,681,759	412,179
Optical fibers	207,423	142,723	21,936
Office equipment	19,591	12,671	1,947
Motor vehicles	8,144	1,891	291

	4,317,917	4,096,090	629,558
Less: Accumulated depreciation	(1,342,041)	(1,326,511)	(203,881)
Impairment	(238,144)	—	—

	2,737,732	2,769,579	425,677
Construction-in-progress	1,043,881	549,845	84,509

	3,781,613	3,319,424	510,186

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

8.	PROPERTY AND EQUIPMENT, NET (CONTINUED)

Depreciation expense was RMB402,035, RMB480,105 and RMB523,500 (US$80,460) for the years ended December 31, 2015, 2016 and 2017, respectively, and were included in the following captions:

	For the years ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
Cost of revenues	328,217	397,014	458,655	70,494
Sales and marketing expenses	5,670	3,759	3,188	490
General and administrative expenses	29,753	45,746	41,675	6,405
Research and development expenses	38,395	33,586	19,982	3,071

	402,035	480,105	523,500	80,460

The carrying amounts of the Company’s property and equipment held under capital leases at respective balance sheet dates were as follows:

	December 31,
	2016	2017
	RMB	RMB	US$
Property	365,353	365,353	56,154
Computer and network equipment	431,948	497,532	76,469
Optical fibers	207,423	142,723	21,936

	1,004,724	1,005,608	154,559
Less: Accumulated depreciation	(238,765)	(262,601)	(40,361)

	765,959	743,007	114,198
Construction-in-progress	35,906	130,192	20,010

	801,865	873,199	134,208

Depreciation of property, computer and network equipment and optical fibers under capital leases was RMB64,371, RMB100,157 and RMB92,920 (US$14,282), for the years ended December 31, 2015, 2016 and 2017, respectively.

The carrying amounts of property and equipment pledged by the Company to secure banking borrowings (Note 13) granted to the Company at the respective balance sheet dates were as follows:

	December 31,
	2016	2017
	RMB	RMB	US$
Property	7,938	—	—
Leasehold improvements	—	143,893	22,116
Computer and network equipment	31,506	200,954	30,886
Office equipment	—	85	13
Construction-in-progress	318,259	—	—

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

9.	INTANGIBLE ASSETS, NET

The following table presents the Company’s intangible assets as of the respective balance sheet dates:

	Purchased software	Radio spectrum license	Network use right	Contract backlog	Customer relationships	Licenses	Supplier relationships	Trade names	Platform software	Non-compete agreements	Internal use software	Property management relationship	Total
	RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Intangible assets, net January 1, 2016	74,471	93,387	16,834	24,926	595,648	16,519	115,727	211,189	7,753	18,504	27,619	71,589	1,274,166
Additions	26,763	—	—	—	—	—	—	—	—	—	12,781	—	39,544
Disposals	(6,531)	—	—	—	—	—	—	—	—	—	—	—	(6,531)
Foreign currency translation difference	1,814	7,115	—	—	—	—	—	—	—	—	—	—	8,929
Amortization expense	(23,072)	(8,934)	(1,000)	(6,588)	(80,349)	(1,266)	(25,277)	(17,908)	(3,829)	(5,694)	(394)	(9,653)	(183,964)
Impairment	—	—	—	—	(102,524)	(2,696)	(2,007)	(24,896)	—	(3,907)	—	(18,773)	(154,803)

Intangible assets, net December 31, 2016	73,445	91,568	15,834	18,338	412,775	12,557	88,443	168,385	3,924	8,903	40,006	43,163	977,341

Additions	11,073	—	—	—	—	—	—	—	—	—	9,238	—	20,311
Disposals	(5,973)	—	(15,086)	—	(134,706)	(4,000)	(7,227)	(37,270)	—	(4,297)	(41,660)	(30,178)	(280,397)
Foreign currency translation difference	(905)	(7,781)	—	—	—	—	—	—	—	—	—	—	(8,686)
Amortization expense	(27,011)	(6,646)	(748)	(6,588)	(52,992)	(757)	(19,304)	(12,217)	(3,241)	(3,347)	(5,524)	(5,227)	(143,602)
Impairment	—	—	—	—	(87,195)	(3,532)	(41,768)	(22,494)	—	(1,105)	—	(7,758)	(163,852)

Intangible assets, net December 31, 2017	50,629	77,141	—	11,750	137,882	4,268	20,144	96,404	683	154	2,060	—	401,115

Intangible assets, net December 31, 2017 (US$)	7,781	11,856	—	1,806	21,192	656	3,096	14,817	105	24	317	—	61,650

Contract backlog relate to the order placed by the customers that have yet to be delivered at the acquisition date. Customer relationships relate to the relationships that arose as a result of existing customer agreements acquired and is derived from the estimated net cash flows that are expected to be derived from the expected renewal of these existing customer agreements after subtracting the estimated net cash flows from other contributory assets. Licenses mainly represented the telecommunication service license in relation to virtual private network services. Supplier relationships relate to the relationships that arose as a result of existing bandwidth supply agreements with certain network operators, which were valued using a replacement cost method given the relative ease of replacement. Trade Names mainly relate to the trade names of Dermot Entities.

The intangible assets are amortized using the straight-line method, which is the Company’s best estimate of how these assets will be economically consumed over their respective estimated useful lives ranging from 1 to 20 years.

The disposals of intangible assets mainly represent the intangible assets included in the disposed WiFire Entities and Aipu Group.

Amortization expenses were approximately RMB184,147, RMB183,964 and RMB143,602 (US$22,071) for the years ended December 31, 2015, 2016 and 2017, respectively.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

9.	INTANGIBLE ASSETS, NET (CONTINUED)

The annual estimated amortization expenses for the intangible assets for each of the next five years are as follows:

	RMB	US$
2018	63,690	9,789
2019	49,129	7,551
2020	44,291	6,807
2021	37,794	5,809
2022	36,638	5,631

	231,542	35,587

10.	LAND USE RIGHTS, NET

Land use rights held by the Company are amortized over the remaining term of the respective land use rights certificates.

	December 31,
	2016	2017
	RMB	RMB	US$
Cost	172,658	172,520	26,516
Accumulated amortization	(5,012)	(8,849)	(1,360)

Land use rights, net	167,646	163,671	25,156

The carrying amounts of land use rights pledged by the Company to secure banking borrowings (Note 13) granted to the Company at the respective balance sheet dates were as follows:

	December 31,
	2016	2017
	RMB	RMB	US$
Land use rights	17,232	16,818	2,585

11.	GOODWILL

The changes in the carrying amount of goodwill were as follows:

	December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
Balance as of January 1	1,755,970	1,755,970	1,755,970	269,888
Impairment	—	—	(766,440)	(117,800)

Balance as of December 31	1,755,970	1,755,970	989,530	152,088

As of December 31, 2016, goodwill allocated to the reporting units of hosting and related services and managed network services was RMB989,530 and RMB766,440, respectively.

Goodwill included in managed network services reporting unit was fully impaired immediately before disposal of WiFire Entities and Aipu Group in September 2017.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

12.	LONG-TERM INVESTMENTS

The Company’s long-term investments comprise of the following:

	December 31,
	2016	2017
	RMB	RMB	US$
Cost method investments	56,087	57,567	8,848
Equity method investments	234,863	450,822	69,290
Available-for-sale investments	7,921	2,537	390

	298,871	510,926	78,528

Cost method investments

The Company disposed one cost method investment amounted to RMB6,109 in 2016. The investment income comprised of disposal gain of RMB5,160 and dividend income of RMB1,821 (US$280) was recognized in other income in the consolidated statements of operations for the years ended December 31, 2016 and 2017, respectively.

The Company recorded an impairment loss of long-term investment amounting nil, nil and RMB20,258 (US$3,114) for the year ended December 31, 2015, 2016 and 2017, respectively.

Investment in equity investees

	As of December 31, 2015			Increase during the year ended December 31, 2016		As of December 31, 2016
	Cost of investments	Share equity gain (loss)	Investments in equity investee	Cost of investments	Share equity gain (loss)	Cost of investments	Share equity gain (loss)	Investments in equity investee
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Yizhuang Fund	101,000	49,211	150,211	—	35,937	101,000	85,148	186,148
Unis Tech	—	—	—	49,000	(285)	49,000	(285)	48,715

	101,000	49,211	150,211	49,000	35,652	150,000	84,863	234,863

	As of December 31, 2016			Increase/(decrease) during the year ended December 31, 2017		As of December 31, 2017
	Cost of investments	Share equity gain (loss)	Investments in equity investee	Cost of investments	Share equity gain (loss)	Cost of investments	Share equity gain (loss)	Investments in equity investee	Investments in equity investee
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$
Yizhuang Fund	101,000	85,148	186,148	—	90,888	101,000	176,036	277,036	42,580
Unis Tech	49,000	(285)	48,715	—	(12,676)	49,000	(12,961)	36,039	5,539
Shihua DC Holdings	—	—	—	147,176	(9,429)	147,176	(9,429)	137,747	21,171
WiFire Entities	—	—	—	15,000	(15,000)	15,000	(15,000)	—	—

	150,000	84,863	234,863	162,176	53,783	312,176	138,646	450,822	69,290

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

12.	LONG-TERM INVESTMENTS (CONTINUED)

In April 2012, the Company through its subsidiary, 21Vianet Beijing, entered into an agreement to invest in the Yizhuang Venture Investment Fund (“Yizhuang Fund”) as a limited partner with an amount of RMB50,500. In December 2013, the Company made the second tranche of investment of another amount of RMB50,500 in the Yizhuang Fund, and held 27.694% of the investee as of December 31, 2015, 2016 and 2017. Given the Company holds more than three percent interest in the Yizhuang Fund as a limited partner, the investment is accounted for under the equity method as prescribed in ASC 323-10, Investments—Equity Method.

In June 2016, the Company through its subsidiary, 21Vianet Beijing, and a related company jointly set up Unisplendour-Vianet Technology Inc. (“Unis Tech”). The Company injected capital of RMB49,000 (US$7,057) to acquire 49% of equity interest in Unis Tech with the ability to exercise significant influence.

In September 2017, after the disposal of 66.67% equity interest in the WiFire Entities, the Company held the remaining 33.33% equity interest in the WiFire Entities, which is accounted for equity method investment at fair value of RMB6 yuan at the disposal date. In December 2017, the Company injected capital of RMB15,000 (US$2,305) in the WiFire Entities pursuant to the sale and purchase agreement. As of December 31, 2017, the equity method investment balance is reduced to $0 after the further pickup of loss in the WiFire Entities.

Available-for-sale investments

Available-for-sale investments consist of investments in convertible notes with conversion option to preferred shares that are not readily convertible to cash and therefore the bifurcation of embedded derivative is not required as the conversion option did not qualify as derivatives in accordance with ASC 815, Derivatives and Hedging.

13.	BANK BORROWINGS

Bank borrowings are as follows as of the respective balance sheet dates:

	December 31,
	2016	2017
	RMB	RMB	US$
Short-term bank borrowings	1,683,676	50,000	7,685
Long-term bank borrowings, current portion	39,303	70,289	10,803

	1,722,979	120,289	18,488
Long-term bank borrowings, non-current portion	268,221	187,638	28,839

Total bank borrowings	1,991,200	307,927	47,327

The short-term bank borrowings outstanding as of December 31, 2016 and 2017 bore a weighted average interest rate of 4.22% and 4.04% per annum, respectively, and were denominated in RMB. These borrowings were obtained from financial institutions and have terms of two months to one year. The long-term bank borrowings (including current portion) outstanding as of December 31, 2016 and 2017 bore a weighted average interest rate of 5.85% and 5.50% per annum, and were denominated in RMB and HK$. These loans were obtained from financial institutions located in the PRC and Hong Kong.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

13.	BANK BORROWINGS (CONTINUED)

As of December 31, 2016 and December 31, 2017, unused loan facilities for bank borrowings amounted to RMB766,000 and RMB140,940 (US$21,662), respectively.

Bank borrowings as of December 31, 2016 and 2017 were secured/guaranteed by the following:

December 31, 2016

Short-term bank borrowings	Secured/guaranteed by
(RMB)
1,520,000	Guaranteed by restricted cash of RMB1,751,055.
20,000	Guaranteed by noncontrolling shareholder of Aipu Group
143,676	Unsecured borrowings.

1,683,676

Long-term bank and other borrowings (including current portion)	Secured/guaranteed by
(RMB)
1,600	Secured by a subsidiary’s building with net book value of RMB7,938 (Note 8).
13,817	Secured by a subsidiary’s computer and network equipment with net book value of RMB31,506 (Note 8).
164,000	Secured by a subsidiary’s construction-in-progress and land use rights with net book value of RMB318,259 and RMB17,232, respectively (Note 8/Note 10).
128,107	Unsecured borrowings.

307,524

December 31, 2017 Short-term bank borrowings	Secured/guaranteed by
(RMB)
50,000	Secured by restricted cash of RMB50,809 (US$7,809).

50,000

Long-term bank borrowings (including current portion)	Secured/guaranteed by
(RMB)
158,000	Secured by a subsidiary’s fixed assets and land-use right with net book value of RMB344,932 (US$53,015) and RMB16,818 (US$2,585), respectively (Note 8/Note 10).
99,927	Unsecured borrowings

257,927

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

14.	ACCRUED EXPENSES AND OTHER PAYABLES

The components of accrued expenses and other payables are as follows:

	December 31,
	2016	2017
	RMB	RMB	US$
Payroll and welfare payables	248,895	197,171	30,305
Value-added tax and other taxes payable	21,011	16,951	2,605
Payables for office supplies and utilities	31,006	29,488	4,532
Payables for the purchase of property and equipment	266,597	185,594	28,525
Payables for purchase of the intangible assets	2,352	3,706	570
Accrued service fees	74,812	52,090	8,006
Interest payables	6,456	57,359	8,816
Share-settled bonuses and liability classified RSU	72,138	11,865	1,824
Payables for acquisitions	25,268	47,755	7,340
Others	39,381	55,154	8,476

	787,916	657,133	100,999

15.	CAPITAL LEASES

Certain property, computer and network equipment and optical fibers were acquired through capital leases entered into by the Company.

Future minimum lease payments under non-cancellable capital lease arrangements as lessee are as follows:

	RMB	US$
2018	261,221	40,150
2019	183,919	28,268
2020	117,769	18,101
2021 and thereafter	730,416	112,262

Total minimum lease payments	1,293,325	198,781
Less: amount representing interest	(491,128)	(75,485)

Present value of remaining minimum lease payments	802,197	123,296

Capital leases had weighted average interest rates of 9.76% and 9.93% for the years ended December 31, 2016 and 2017, respectively.

16.	BONDS PAYABLE

On June 26, 2014, the Company issued and sold bonds with an aggregate principal amount of RMB2,000,000 at a coupon rate of 6.875% per annum (the “2017 Bonds”). The 2017 Bonds were fully repaid as of December 31, 2017.

On August 17, 2017, the Company issued and sold bonds with an aggregate principle amount of US$200,000 at a coupon rate of 7% per annum, or the Original Bonds. On September 29, 2017, the Company issued and sold bonds with an aggregate principle amount of US$100,000 at a coupon rate of 7% per annum, or the Bonds. The Bonds were priced at a slight premium of 100.04, with an effective yield of 6.98% (collectively, “2020 Bonds”).

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

16.	BONDS PAYABLE (CONTINUED)

The 2020 Bonds will mature on August 17, 2020. The 2020 Bonds were listed and quoted on the Official List of the Singapore Exchange Securities Trading Limited. Interest on the 2020 Bonds is payable semi-annually in arrears on August 17 and February 17 in each year, beginning from February 17, 2018.

Net proceeds from 2020 Bonds after deducting issuance costs were RMB1,926,419 (US$296,085). The proceeds from issuance of 2020 Bonds will be used for refinancing outstanding indebtedness, fund future capital needs, and for general corporate purposes.

The 2020 Bonds are unsecured and rank senior in right of payment to any of the Company’s indebtedness that is expressly subordinated to the bonds; equal in right of payment to any of the Company’s liabilities that are not so subordinated; but rank lower than any secured indebtedness of the Company and all liabilities (including accounts payable) of the Company’s subsidiaries and Consolidated VIEs.

The following table summarizes the aggregate required repayments of the principal amounts of the Company’s long-term borrowings, including the bonds payable and bank borrowings (Note 13) in the succeeding five years and thereafter:

	RMB	US$
For the years ending December 31,
2018	120,289	18,488
2019	75,638	11,625
2020	1,992,760	306,281
2021	39,000	5,994
2022 thereafter	40,500	6,225

17.	DEFERRED GOVERNMENT GRANTS

During the years ended December 31, 2015, 2016 and 2017, the Company received RMB10,160, nil and RMB2,877 (US$442), respectively, in government grants from the relevant PRC government authorities for the use in construction of property and equipment. These grants are initially deferred and subsequently recognized in the consolidated statements of operations when the Company has complied with the conditions or performance obligations attached to the related government grants, if any, and the grants are no longer refundable. Grants that subsidize the construction cost of property and equipment are amortized over the life of the related assets as a reduction of the associated depreciation expense.

Movements of deferred government grants are as follows:

	For the year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
Balance at beginning of the year	33,572	37,620	30,993	4,764
Additions	10,160	—	2,877	442
Decrease due to disposal of subsidiaries	—	—	(3,573)	(549)
Recognized as a reduction of depreciation expense	(6,112)	(6,627)	(7,862)	(1,209)

Balance at end of the year	37,620	30,993	22,435	3,448

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

18.	TREASURY STOCK

For the year ended December 31, 2015, 2016 and 2017, the Company repurchased the number of nil, 815,525 and 3,448,482 ADSs pursuant to the share repurchase plans.

For the year ended December 31, 2015, 2016 and 2017, 146,372, 223,161 and nil ADSs were issued to settle the contingent consideration payment in relation to acquisitions.

19.	ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

The changes in accumulated other comprehensive (loss) income by component, net of tax of nil, are as follows:

Foreign currency translation
RMB
Balance as of January 1, 2015	(65,754)
Current year other comprehensive income	41,518

Balance as of December 31, 2015	(24,236)
Current year other comprehensive income	142,526

Balance as of December 31, 2016	118,290
Current year other comprehensive loss	(120,963)

Balance as of December 31, 2017	(2,673)

Balance as of December 31, 2017, in US$	(411)

20.	MAINLAND CHINA EMPLOYEE CONTRIBUTION PLAN

As stipulated by the regulations of the PRC, full-time employees of the Company in the PRC participate in a government-mandated multiemployer defined contribution plan organized by municipal and provincial governments. Under the plan, certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Company is required to make contributions to the plan based on certain percentages of employees’ salaries. The total expenses for the plan were RMB89,571, RMB130,630 and RMB134,053 (US$20,604), respectively, for the years ended December 31, 2015, 2016 and 2017.

21.	SHARE BASED COMPENSATION

(a)	Option granted to employees

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

In order to further promote the success and enhance the value, the Company adopted a share incentive plan in 2014 (the “2014 Plan”). Under the 2014 Plan, the Company may issue an aggregate of no more than

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

21.	SHARE BASED COMPENSATION (CONTINUED)

(a)	Option granted to employees (continued)

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

The Company granted 952,178, 1,059,668 and 611,111 RSUs in 2015, 2016 and 2017, respectively, with performance conditions whereby a predetermined number will vest upon the assignment of an annual performance review in accordance with predetermined performance targets for the grantees over a one or four-year period. As it is probable for the Company to estimate the annual performance review ratings for the individual grantees, the Company commenced recognition of the related compensation expense using the accelerated recognition method.

The compensation cost related to remaining unvested share options shall be recognized over the remaining requisite service period or the performance review period. As of December 31, 2017, options to purchase 1,699,186 of ordinary shares were outstanding.

The following table summarizes the Company’s employee share option activity under the 2010 Plan:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		(US$)	(Years)	(US$)
Outstanding, January 1, 2017	2,031,940	0.48	4.7
Exercised	(332,754)	0.41

Outstanding, December 31, 2017	1,699,186	0.49	3.5	1,432

Vested and expected to vest at December 31, 2017	1,699,186	0.49	3.5	1,432

Exercisable as of December 31, 2017	1,699,186	0.49	3.5	1,432

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the fair value of the underlying stock at each reporting date, for those awards that have an exercise price below the estimated fair value of the Company’s shares. As of December 31, 2017, the Company had options outstanding to purchase an aggregate of 1,699,186 shares with an exercise price below the fair value of the Company’s shares, resulting in an aggregate intrinsic value of RMB9,317 (US$1,432).

The aggregate fair value of the outstanding options at the grant date was determined to be RMB15,387 (US$ 2,365) as of December 31, 2017 and such amount is recognized as compensation expense using the straight-line method for all employee share options granted with graded vesting based on service conditions and the accelerated method for share options granted with graded vesting based on performance conditions. The weighted average grant date fair value of options granted during the years ended December 31, 2015, 2016 and 2017 was nil, US$2 and nil, respectively. The total fair value of share options exercised during the years ended December 31, 2015, 2016 and 2017 was US$3,111, nil and US$39, respectively. The aggregate

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

21.	SHARE BASED COMPENSATION (CONTINUED)

(a)	Option granted to employees (continued)

intrinsic value of options exercised during the years ended December 31, 2015, 2016 and 2017 was US$15,519, US$1,906, and US$306, respectively.

As of December 31, 2017, the Company has recorded all the compensation expenses in relation to outstanding share options.

The following table summarizes the Company’s RSUs activity under the 2014 Plan:

	Number of RSUs	Weighted average grant date fair value	Weighted average remaining contractual life	Aggregate intrinsic value
		(US$)	(Years)	(US$)
Unvested, January 1, 2017	2,271,684	13.25	8.5
Granted	1,080,260	6.31
Vested	(1,762,733)	10.35
Forfeited	(72,313)	11.52

Unvested, December 31, 2017	1,516,898	11.76	7.9	12,105

Share based compensation cost for RSUs is measured based on the closing fair market value of the Company’s ADS on the date of grant and the reporting date for equity and liability classified RSU, respectively. The aggregate fair value of the unvested RSUs as of December 31, 2017 was RMB78,759 (US$12,105), and such amount is recognized as compensation expense using the straight-line method for the RSUs with graded vesting based on service conditions and the accelerated method for the RSUs with graded vesting based on performance conditions and share settled bonuses. The weighted average grant date fair value of RSUs granted during the years ended December 31, 2015, 2016 and 2017 was US$18.27, US$8.85 and US$6.31, respectively. The total fair value of RSUs vested during the years ended December 31, 2015, 2016 and 2017 was US$22,801, US$14,849 and US$18,238, respectively.

During 2017, the Company granted 469,149 RSUs to settle the Share-Settled Bonus accrued in 2016 as elected by employees to be settled in shares.

As of December 31, 2017, there was RMB66,891 (US$10,281) of unrecognized share based compensation cost related to RSUs which is expected to be recognized over a weighted average vesting period of 1.7 years. Total unrecognized compensation cost may be adjusted for future changes when actual forfeitures incurred.

(b)	Shares issued to management of Dermot Entities

For the year ended December 31, 2015, 2016 and 2017, the Company recorded compensation cost of RMB8,439, RMB10,871 and RMB5,752 (US$884) within the Company’s consolidated statements of operations, respectively.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

21.	SHARE BASED COMPENSATION (CONTINUED)

(b)	Shares issued to management of Dermot Entities (continued)

Total compensation expense relating to share options and RSUs granted to employees recognized for the years ended December 31, 2015, 2016 and 2017 is as follows:

	For the year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
Cost of revenues	12,422	(4,110)	(277)	(43)
Sales and marketing expenses	13,488	2,490	(681)	(104)
General and administrative expenses	153,814	123,273	47,945	7,369
Research and development expenses	10,303	(2,924)	142	22

	190,027	118,729	47,129	7,244

22.	TAXATION

Enterprise	income tax (“EIT”)

Cayman Islands

The Company is incorporated in the Cayman Islands and conducts its primary business operations through the subsidiaries and VIEs in the PRC and Hong Kong. Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains.

Hong Kong

Subsidiaries in Hong Kong are subject to Hong Kong profits tax rate of 16.5% for the years ended December 31, 2015, 2016 and 2017.

Taiwan

DYX Taiwan branch is incorporated in Taiwan and is subject to Taiwan profits tax rate of 17% for the years ended December 31, 2015, 2016 and 2017.

The PRC

The Company’s PRC subsidiaries are incorporated in the PRC and subject to PRC EIT on the taxable income in accordance with the relevant PRC income tax laws.

Effective from January 1, 2008, the statutory corporate income tax rate is 25%, except for certain entities eligible for preferential tax rates.

21Vianet Beijing was qualified for a High and New Technology Enterprise (“HNTE”) since 2008 and is eligible for a 15% preferential tax rate. In October 2014, 21Vianet Beijing obtained a new certificate and renewed the certificate in October 2017, which will expire in October 2020. In accordance with the PRC Income Tax Laws, an enterprise awarded with the HNTE certificate may enjoy a reduced EIT rate of 15%. For the years ended December 31, 2015, 2016 and 2017, 21Vianet Beijing enjoyed a preferential tax rate of 15%.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

22.	TAXATION (CONTINUED)

Enterprise	income tax (“EIT”) (continued)

In April 2011, Xi’an Sub, a subsidiary located in Shaanxi Province, was qualified for a preferential tax rate of 15% and started to apply this rate from then on. The preferential tax rate is awarded to companies that are located in West Regions of China which operate in certain encouraged industries. This qualification will need to be assessed on an annual basis. For the year ended December 31, 2015, 2016 and 2017, the tax rate assessed for Xi’an Sub was 15%, 25% and 25%, respectively.

In 2013, BJ iJoy was recognized as a software enterprise which allows BJ iJoy to utilize a two-year 100% exemption for 2013 and 2014 followed by a three-year half-reduced EIT rate effective for the years from 2015 to 2017. For the years ended December 31, 2013 and 2014, BJ iJoy enjoyed the 100% tax exemption for its taxable income. For the year ended December 31, 2015, 2016 and 2017, BJ iJoy enjoyed the half-reduced EIT rate for its taxable income.

In October 2015, SH Blue Cloud, a subsidiary located in Shanghai, was recognized as a HNTE and became eligible for 15% preferential tax rate effective for three consecutive years. The certificate will expire in October 2018. Accordingly, for the years ended December 31, 2015, 2016 and 2017, SH Blue Cloud enjoyed a preferential tax rate of 15%.

In November 2016, SZ DYX, a subsidiary located in Guangdong Province, was recognized as a HNTE and became eligible for 15% preferential tax rate effective for three consecutive years, expiring in November 2019 and thereafter for an additional three years if it is able to meet HNTE technical and administrative requirements in those three years. Accordingly, for the year ended December 31, 2016 and 2017, SZ DYX enjoyed a preferential tax rate of 15%.

The New EIT Law also provides that enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC are considered PRC tax resident enterprises and subject to PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. As of December 31, 2017, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. If the Company is deemed as a PRC tax resident, it will be subject to 25% PRC EIT under the New CIT Law on its worldwide income, meanwhile the dividend it receives from another PRC tax resident company will be exempted from 25% PRC income tax. The Company will continue to monitor changes in the interpretation or guidance of this law.

Loss before income taxes consists of:

	For the year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
Non-PRC	(256,279)	(155,364)	(286,388)	(44,018)
PRC	(97,166)	(787,718)	(721,426)	(110,881)

	(353,445)	(943,082)	(1,007,814)	(154,899)

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

22.	TAXATION (CONTINUED)

Enterprise	income tax (“EIT”) (continued)

Income tax (expense) benefits comprises of:

	For the year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
Current	(68,092)	(54,772)	(37,856)	(5,818)
Deferred	20,262	65,932	128,026	19,677

	(47,830)	11,160	90,170	13,859

The reconciliation of tax computed by applying the statutory income tax rate of 25% for the years ended December 31, 2015, 2016 and 2017 applicable to the PRC operations to income tax (expense) benefits is as follows:

	For the year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
Loss before income taxes	(353,445)	(943,082)	(1,007,814)	(154,899)

Income tax benefit computed at applicable tax rates (25%)	88,361	235,770	251,954	38,725
Non-deductible expenses	(19,216)	(16,610)	(5,468)	(840)
Research and development expenses	6,871	7,766	11,895	1,828
Effect of tax holidays	2,743	1,691	—	—
Preferential rate	6,183	(11,060)	(90,076)	(13,844)
Current and deferred tax rate differences	(2,876)	(1,521)	33,366	5,128
International rate differences	(90,773)	(51,392)	59,029	9,073
Tax exempted income	—	9,878	—	—
Unrecognized tax benefits	(529)	(14,525)	(6,259)	(962)
Deferred tax expense	(387)	1,516	2,851	438
Change in valuation allowance	(36,529)	(158,724)	(174,388)	(26,803)
Prior year provision to return true up	(1,678)	8,371	7,266	1,116

Income tax (expense) benefits	(47,830)	11,160	90,170	13,859

The benefit of the tax holiday per basic and diluted earnings per share is as follows:

	For the year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
Basic	0.006	0.003	—	—

Diluted	0.006	0.003	—	—

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

22.	TAXATION (CONTINUED)

Deferred	Tax

The significant components of deferred taxes are as follows:

	December 31,
	2016	2017
	RMB	RMB	US$
Deferred tax assets
Non-current
Allowance for doubtful debt	25,224	33,978	5,223
Accrued salary and welfare	30,236	—	—
Accrued expenses	3,955	7,409	1,139
Tax losses	202,485	135,433	20,816
Property and equipment	15,098	7,642	1,175
Intangible assets	1,254	2,976	457
Capital lease	23,364	22,006	3,382
Deferred government grant	4,901	3,728	573
Depreciation and amortization generated from acquisitions	5,849	—	—
Disposal loss on long-term investments	—	57,697	8,868
Loss picked up on equity method investments	—	6,919	1,063
Valuation allowance	(211,690)	(104,970)	(16,134)

Total deferred tax assets	100,676	172,818	26,562

Deferred tax liabilities
Non-current
Intangible assets	148,003	97,915	15,049
Property and equipment	92,687	49,676	7,635
Capitalized interest expense	11,789	16,185	2,488
Gain picked up from equity method investments	22,221	27,097	4,165

Total non-current deferred tax liabilities	274,700	190,873	29,337

Valuation allowances have been provided where, based on all available evidence, management determined that deferred tax assets are not more likely than not to be realizable in future years.

As of December 31, 2017, the Company has net tax operating losses from its PRC subsidiaries and its Consolidated VIEs, as per filed tax returns, of RMB494,250 (US$75,965), which will expire between 2018 to 2022.

As of December 31, 2017, the Company intends to permanently reinvest the undistributed earnings from other foreign subsidiaries to fund future operations. As of December 31, 2017, the total amount of undistributed earnings from its PRC subsidiaries as well as VIEs was RMB824,493 (US$126,722). The amount of unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries is not determined because such a determination is not practicable.

Unrecognized	Tax Benefits

As of December 31, 2016 and 2017, the Company recorded unrecognized tax benefits of RMB28,689 and RMB16,511 (US$2,538), respectively.

The unrecognized tax benefits and its related interest are primarily related to non-deductible expenses and accrued expenses. RMB3,513 of the total unrecognized tax benefits, ultimately recognized, will impact the

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

22.	TAXATION (CONTINUED)

Unrecognized	Tax Benefits (continued)

effective tax rate. It is possible that the amount of uncertain tax benefits will change in the next 12 months, however, an estimate of the range of the possible outcomes cannot be made at this time.

A roll-forward of unrecognized tax benefits is as follows:

	2016	2017
	RMB	RMB	US$
Balance at beginning of year	11,802	23,220	3,569
Reversal based on tax positions related to prior years	(258)	(8,880)	(1,365)
Additions based on tax positions related to the current year	11,676	4,825	742
Decrease due to disposal of subsidiaries	—	(7,583)	(1,165)

Balance at end of year	23,220	11,582	1,781

For the years ended December 31, 2015, 2016 and 2017, the Company (reversed) recorded interest expense of RMB(1,082), RMB2,779 and RMB674 (US$104), respectively. Accumulated interest expense recorded by the Company was RMB5,469 and RMB4,929 (US$757) as of December 31, 2016 and 2017, respectively. As of December 31, 2017, the tax years ended December 31, 2012 through 2017 for the PRC subsidiaries remain open for statutory examination by the PRC tax authorities.

23.	RELATED PARTY TRANSACTIONS

a)	Related parties *

Name of related parties	Relationship with the Company
aBitCool	A company owned by the same group of the Company’s Class B ordinary shareholders (1)
Shanghai Shibei Hi-Tech Co., Ltd. (“SH Shibei”)	Noncontrolling shareholder of a subsidiary
A PRC citizen	Seller of iJoy
Mr. Li (4)	Seller of Aipu Group
Dyxnet Internet Center Limited (“DIC”)	A related party of the seller of Dermot Entities
Dyxnet Corporate Service Limited (“DCS”)	A related party of the seller of Dermot Entities
Beijing Cheetah Mobile Technology Co., Ltd. (“BJ Cheetah”) (2)	A company controlled by principal shareholder of the Company
Beijing Kingsoft Cloud Network Technology Co., Ltd. (“BJ Kingsoft”) (2)	A company controlled by principal shareholder of the Company
Xiaomi Communication Technology Co., Ltd. (“Xiaomi Communication”) (3)	A company controlled by principal shareholder of the Company
Beijing Xiaomi Mobile Software Co., Ltd. (“BJ Xiaomi”) (3)	A company controlled by principal shareholder of the Company
Chengdu Xingpu Investment Management Co., Ltd. (“CD Xingpu”) (4)	A related party of the controlling shareholder of Aipu Group
Anlai Network Communication Technology Company Limited (“Anlai”)	Seller of Dermot Entities
WNT Technology Limited (“WNT Technology”)	A related party of seller of Dermot Entities

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

23.	RELATED PARTY TRANSACTIONS (CONTINUED)

a)	Related parties * (continued)

Name of related parties	Relationship with the Company
Chengdu Guotao Communication Co., Ltd (“CD Guotao”) (4)	A related party of the controlling shareholder of Aipu Group
Dyxnet Data Centre Services Limited(“DCSS”)	A related party of seller of Dermot entities
Beijing Chengyishidai Network Engineering Technology Co., Ltd. (“CYSD”) (5)	A company controlled by controlling shareholder of the Company
WiFire (Beijing) Technology Co., Ltd. (“WiFire BJ”) (5)	A company controlled by controlling shareholder of the Company
Beijing Fastweb Network Technology Co., Ltd (“BJ Fastweb”) (5)	A company controlled by controlling shareholder of the Company
Shanghai Fawei Technology Co., Ltd (“SH Fawei”) (5)	A company controlled by controlling shareholder of the Company
Wuhan Fastweb Cloud Computing Co., Ltd (“WH Fastweb”) (5)	A company controlled by controlling shareholder of the Company
Beijing Bozhi Ruihai Network Technology Co., Ltd. (“Bozhi Ruihai”) (5)	A company controlled by controlling shareholder of the Company
Unisplendour Corporation Limited (“Unis”)	A company controlled by controlling shareholder of the Company

*	These are the related parties that have engaged in significant transactions with the Company for the year ended December 31, 2015, 2016 and 2017.
(1)	There are certain shareholders (“Common Shareholders”) that are shareholders of both aBitCool and the Company. As of December 31, 2017, in terms of economic interests and voting power, the Common Shareholders’ ownership interests in the Company were 5.79% and 15.48% while their ownership interests in aBitCool was 90.14% in terms of both economic interests and voting power, based on the register of members of the Company. There is neither a single controlling shareholder nor a group of shareholders holding identical ownership interests individually and controlling ownership interests in aggregate in the Company and aBitCool.
(2)	These companies and Kingsoft are ultimately controlled by the same party. Kingsoft made a significant investment in the Company in 2015 (note 27).
(3)	These companies and Xiaomi are ultimately controlled by the same party. Xiaomi made a significant investment in the Company in 2015 (note 27).
(4)	These entities ceased to be related parties immediately after the disposal of Aipu Group.
(5)	These entities were disposed by the Company in September 2017, included in WiFire Entities, and determined by the Company as related parties as of December 31, 2017.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

23.	RELATED PARTY TRANSACTIONS (CONTINUED)

b)	Other than disclosed elsewhere, the Company had the following significant related party transactions for the years ended December 31, 2015, 2016 and 2017:

	For the years ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
Services provided to:
- Xiaomi Communication	27,144	113,458	214,555	32,976
- WiFire BJ	—	—	9,726	1,495
- BJ Kingsoft	7,969	19,471	8,046	1,237
- BJ Xiaomi	275	11,689	5,555	854
- BJ Cheetah	6,712	9,478	5,128	788
- Others	4,255	2,413	3,314	509

Services provided by:
- BJ Kingsoft	—	1,045	7,775	1,195
- DCSS	—	10,883	6,424	987
- CYSD	—	—	2,979	458
- WiFire BJ	—	—	1,616	248
- Others	20,023	9,178	2,632	405

Sales of equipment and property to:
- BJ Fastweb	—	—	1,021	157

Purchases of equipment and property from:
- WNT Technology	—	—	2,629	404
- DIC	—	3,079	1,234	190
- CD Xingpu	37,101	—	—	—

Loan to:
- BJ Fastweb	—	—	20,000	3,074

Loan from:
- CD Guotao	—	3,483	—	—

Interest income from loan to:
- BJ Fastweb	—	—	210	32

Management service provided by:
- DCS	16,602	—	—	—

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

23.	RELATED PARTY TRANSACTIONS (CONTINUED)

c)	The Company had the following related party balances as of December 31, 2016 and 2017:

	December 31,
	2016	2017
	RMB	RMB	US$
Amounts due from related parties:
Current:
- Xiaomi Communication	22,473	39,016	5,996
- Seller of iJoy	27,748	26,137	4,017
- WiFire BJ	—	15,321	2,355
- SH Fawei	—	10,332	1,588
- SH Shibei	9,800	9,800	1,506
- BJ Kingsoft	3,864	5,663	870
- WH Fastweb	—	4,600	707
- Seller of Aipu Group	98,500	—	—
- CD Xingpu	12,466	—	—
- Others	7,764	3,387	522

	182,615	114,256	17,561

Non-current:
- BJ Fastweb	—	20,210	3,106

Amounts due to related parties:
Current:
- Seller of iJoy	38,131	39,068	6,005
- Bozhi Ruihai	—	9,358	1,438
- CYSD	—	3,618	556
- BJ Kingsoft	1,105	2,070	318
- Seller of Managed Network Entities*	47,755	—	—
- Seller of Aipu Group	30,000	—	—
- CD Guotao	3,483	—	—
- Others	1,454	1,561	240

	121,928	55,675	8,557

*	After the disposal of WiFire Entities, Seller of Managed Network Entities was not determined as a related party of the Company, the amount due to Seller of Managed Network Entities was reclassified into accrued expenses and other payables as of December 31, 2017.

24.	SEGMENT REPORTING

For the year ended December 31, 2015, the Company only had one reporting segment. As of December 31, 2016, the operations of the Company are organized into two segments, consisting of the hosting and related services and managed network services. The Company derives the results of the segments directly from its internal management reporting system. The CODM measures the performance of each segment based on metrics of revenue and earnings from operations and uses these results to evaluate the performance of, and to allocate resources to, each of the segments. After disposal of WiFire Entities and Aipu Group in September 2017 (Note 4), the Company has only one reporting segment as of December 31, 2017.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

24.	SEGMENT REPORTING (CONTINUED)

Because substantially all of the Company’s long-lived assets and revenues are located in and derived from the PRC, geographical segments are not presented.

The segment results are practically restated for the years ended December 31, 2015, 2016 for the change in reporting segments in 2016.

	For the years ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
Hosting and related services
Revenues	2,369,223	2,668,655	2,975,178	457,276
Cost	(1,758,756)	(1,936,658)	(2,130,279)	(327,418)

Gross profit	610,467	731,997	844,899	129,858
Operating income (expense)
Operating income	8,569	6,783	5,439	836
Sales and marketing expenses	(171,862)	(144,335)	(171,761)	(26,399)
Research and development expenses	(87,188)	(87,227)	(97,597)	(15,000)
General and administrative expenses	(387,071)	(404,181)	(417,154)	(64,115)
Allowance for doubtful debt	(12,834)	(78,330)	(6,257)	(962)
Changes in the fair value of contingent purchase consideration payables	(24,739)	19,394	(937)	(144)

Operating (loss) profit	(64,658)	44,101	156,632	24,074
Managed network services
Revenues	1,265,149	973,119	417,527	64,173
Cost	(1,021,858)	(992,980)	(504,016)	(77,466)

Gross profit (loss)	243,291	(19,861)	(86,489)	(13,293)
Operating income (expense)
Sales and marketing expenses	(187,598)	(208,591)	(84,921)	(13,052)
Research and development expenses	(55,647)	(62,110)	(51,546)	(7,923)
General and administrative expenses	(181,670)	(235,467)	(102,796)	(15,800)
Allowance for doubtful debt	(19,365)	(39,234)	(31,170)	(4,790)
Changes in the fair value of contingent purchase consideration payables	(18,586)	73,913	—	—
Impairment of goodwill	—	—	(766,440)	(117,800)
Impairment of long-lived assets	—	(392,947)	(401,808)	(61,757)

Operating loss	(219,575)	(884,297)	(1,525,170)	(234,415)

Group consolidated revenue	3,634,372	3,641,774	3,392,705	521,449
Group consolidated operating loss	(284,233)	(840,196)	(1,368,538)	(210,341)

25.	RESTRICTED NET ASSETS

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

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

25.	RESTRICTED NET ASSETS (CONTINUED)

financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s PRC subsidiaries.

In accordance with the PRC Regulations on Enterprises with Foreign Investment and the articles of association of the Company’s PRC subsidiaries, a foreign-invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign-invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. 21Vianet China was established as a foreign-invested enterprise and, therefore, is subject to the above mandated restrictions on distributable profits. As of December 31, 2016 and 2017, the Company’s PRC subsidiaries had appropriated RMB64,622 and RMB38,736 (US$5,954), respectively, in its statutory reserves.

As a result of these PRC laws and regulations subject to the limit discussed above that require annual appropriations of 10% of after-tax income to be set aside, prior to payment of dividends as general reserve fund, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. Amounts restricted include paid-in capital, additional paid in capital and statutory reserve funds of the Company’s PRC subsidiaries and the equity of the Consolidated VIEs, as determined pursuant to PRC generally accepted accounting principles, totaling an aggregate of RMB4,901,334 (US$753,321) as of December 31, 2017.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

26.	LOSS PER SHARE

Basic and diluted loss per share for each of the years presented are calculated as follows:

	For the year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
Numerator:
Net loss	(401,275)	(931,922)	(917,644)	(141,040)
Net (profit) loss attributable to noncontrolling interest and redeemable noncontrolling interest	(26,824)	298,324	144,914	22,273

Net loss attributable to ordinary shareholders	(428,099)	(633,598)	(772,730)	(118,767)
Plus: (Increase) decrease in accretion of redeemable noncontrolling interests	7,850	(210,484)	(141,896)	(21,809)

Adjusted net loss attributable to ordinary shareholders	(420,249)	(844,082)	(914,626)	(140,576)

Denominator:
Weighted average number of shares outstanding—basic	492,065,239	617,169,833	672,836,226	672,836,226
Weighted average number of shares outstanding—diluted	492,065,239	617,169,833	672,836,226	672,836,226
Loss per share—Basic:
Net loss	(0.85)	(1.37)	(1.36)	(0.21)

	(0.85)	(1.37)	(1.36)	(0.21)

Loss per share—Diluted:
Net loss	(0.85)	(1.37)	(1.36)	(0.21)

	(0.85)	(1.37)	(1.36)	(0.21)

In 2015, 2016 and 2017, the Company issued 7,200,000, 4,500,000 and 9,000,000 ordinary shares to its share depositary bank which will be used to settle stock option awards upon their exercise, respectively. No consideration was received by the Company for this issuance of ordinary shares. These ordinary shares are legally issued and outstanding but are treated as escrowed shares for accounting purposes and therefore, have been excluded from the computation of loss per share. Any ordinary shares not used in the settlement of stock option awards will be returned to the Company.

27.	SHARE CAPITAL

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

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

27.	SHARE CAPITAL (CONTINUED)

Class B ordinary shares to Xiaomi for an aggregate cash consideration of US$50,000. In addition, the Company issued 24,668,022 Class A ordinary shares to Esta for an aggregate cash consideration of US$74,004. The Company also issued 13,098,599 Class A ordinary shares in settlement of the contingent purchase considerations.

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

28.	REDEEMABLE NONCONTROLLING INTERESTS

In May 2014, the Company acquired 50% equity interests plus one share in SC Aipu. The sale and purchase agreement also provided put options that allows the seller of Aipu Group to sell the remaining 50% equity interests in the Aipu Group in three tranches, namely 28% equity interest in 2015, 11% equity interest in 2016 and the remaining equity interests (including those in 2015 and 2016 if these put options are not exercised) in 2017 for a consideration determined using certain financial or operational targets with a floor of RMB700,000 or a ceiling of RMB800,000, in aggregate. A portion of the consideration is to be settled in cash based on certain financial target stipulated in the sale and purchase agreement. The difference will be settled in cash or shares, with the choice to settle in cash or shares residing with the Company for the first tranche and the seller of Aipu Group in the subsequent tranches.

The noncontrolling interests are to be redeemed by the Company at the option of the seller of Aipu Group (“Written Put Option”) in return for cash and shares where the maximum number of shares required to be delivered is outside of the control of the Company, and thus are accounted for as redeemable noncontrolling interests. The Company elects to recognize the changes in redemption value immediately as they occur and adjust the carrying amount of the noncontrolling interests to the redemption value at the end of each reporting period as if it was the redemption date in accordance with ASC 480. As of December 31, 2015 and 2016, As the remaining 50% equity interests are held by a few non-controlling shareholders where the underlying shares of the Aipu Group are not publicly traded, the Written Put Option are embedded features in the Aipu Group’s shares, which does not qualify for bifurcation accounting. The put options are recognized as part of redeemable non-controlling interests. The redeemable noncontrolling interests were initially recorded at the higher of acquisition date fair value and subsequently adjusted to the balance after attribution of Aipu Group’s net income pursuant to ASC 810, Consolidation, and the redemption value pursuant to ASC 480, which is capped within the aforementioned range. Adjustments to the carrying amount of redeemable noncontrolling interests pursuant to ASC 480, if any, are charged to additional paid-in capital.

Upon the disposal of the two shares in SC Aipu in September 2017, the redeemable noncontrolling interests recognized was reversed due to the deconsolidation of Aipu Group. However, as the Written Put Option outstanding is legally detachable and separately exercisable from the 50% minus one share of equity interest in Aipu Group held by the Company, the Written Put Option qualifies as a freestanding financial instrument as defined under ASC 480 and is accounted for as a derivative liability pursuant to ASC 815. In December 2017, as part of the transfer of all the remaining 50% equity interest minus one share in Aipu Group, the Written Put Option was terminated. The extinguishment of freestanding derivative liability was recognized as part of the gain on disposal of subsidiaries for the year ended December 31, 2017.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

28.	REDEEMABLE NONCONTROLLING INTERESTS (CONTINUED)

Movements of the redeemable noncontrolling interests are as follows:

	For the year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
Balance as of January 1	773,706	790,229	700,000	107,588
Profit (loss) for the year	24,373	(300,713)	(141,896)	(21,809)
Increase (decrease) in accretion of redeemable noncontrolling interests	(7,850)	210,484	141,896	21,809
Reversal due to the disposal of two shares in SC Aipu	—	—	(700,000)	(107,588)

Balance as of December 31	790,229	700,000	—	—

29.	FAIR VALUE MEASUREMENTS

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

The contingent considerations for the acquired businesses, the share-settled bonuses, liability classified RSU and long term investments are classified within Level 3. The contingent considerations are based on the achievement of certain financial targets in accordance with the sales and purchase agreements for the various periods, as well as other non-financial measures. The fair value of the share-settled bonuses was estimated using the performance bonuses that the Company estimates to be settled in shares and the observable market prices of the underlying ADSs of the Company. The fair value of liability classified RSU was estimated using the share price and exchange rate that the Company estimates to be settled in shares

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

29.	FAIR VALUE MEASUREMENTS (CONTINUED)

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair value measurement using:
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)	Fair value at December 31, 2016
	RMB	RMB	RMB	RMB
Cash equivalents:
- Fixed rate time deposits	588,589	—	—	588,589
Short-term investments:
- Fixed rate time deposits	277,946	—	—	277,946
Long-term investments
- Available-for-sale investments	—	—	7,921	7,921

Assets	866,535	—	7,921	874,456

Long-term borrowings:
- Bonds payable	418,497	—	—	418,497

Other liabilities:
- Share-settled bonuses	—	—	37,526	37,526
- Liability classified RSU	—	—	34,612	34,612

Amounts due to related parties:
- Contingent consideration payable in relation to the acquisition of subsidiaries	—	—	65,797	65,797

Liabilities	418,497	—	137,935	556,432

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

29.	FAIR VALUE MEASUREMENTS (CONTINUED)

	Fair value measurement using:
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)	Fair value at December 31, 2017
	RMB	RMB	RMB	RMB	US$
Cash equivalents:
- Fixed rate time deposits	874,786	—	—	874,786	134,452

Short-term investments:
- Fixed rate time deposits	548,890	—	—	548,890	84,363

Long-term investments
- Available-for-sale investments	—	—	2,537	2,537	390

Assets	1,423,676	—	2,537	1,426,213	219,205

Long-term borrowings:
- Bonds payable	1,980,529	—	—	1,980,529	304,402

Other liabilities:
- Liability classified RSU	—	—	11,865	11,865	1,824

Amounts due to related parties:
- Contingent consideration payable in relation to the acquisition of subsidiaries	—	—	36,734	36,734	5,646

Liabilities	1,980,529	—	48,599	2,029,128	311,872

The following table presents a reconciliation of all liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3):

Contingent consideration payables
RMB
Fair value at January 1, 2016	372,256
Changes in the fair value	(93,307)
Payment of cash consideration	(2,617)
Reclassification to equity upon resolution of contingencies	(210,535)
Transfers in and/or out of Level 3	—

Fair value at December 31, 2016	65,797

Changes in the fair value	937
Settlement of contingent consideration payable	(30,000)
Transfers in and/or out of Level 3	—

Fair value at December 31, 2017	36,734

Fair value at December 31, 2017 (US$)	5,646

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

29.	FAIR VALUE MEASUREMENTS (CONTINUED)

Share-settled bonuses
RMB
Fair value at January 1, 2016	41,352
Increase in bonuses settled in shares during 2016	37,678
Changes in the fair value	(5,319)
Reclassification to equity	(15,890)
Bonuses settled in cash during 2016	(20,295)
Transfers in and/or out of Level 3	—

Fair value at December 31, 2016	37,526

Changes in the fair value	(810)
Reclassification to equity	(22,752)
Reversal of share-settled bonuses	(13,964)
Transfers in and/or out of Level 3	—

Fair value at December 31, 2017	—

Fair value at December 31, 2017 (US$)	—

Liability classified RSU
RMB
Fair value at January 1, 2017	34,612
Increase in liability classified RSU	61,903
Reclassification to equity	(84,650)
Transfers in and/or out of Level 3	—
Fair value at December 31, 2017	11,865

Fair value at December 31, 2017 (US$)	1,824

30.	COMMITMENTS AND CONTINGENCIES

Capital commitments

As of December 31, 2017, the Company has the following commitments to purchase certain computer and network equipment, land use right and construction in progress:

	RMB	US$
2018	255,059	39,202
2019	104,926	16,127
2020	203,555	31,286
2021	72,939	11,211
2022 and thereafter	663,661	102,003

	1,300,140	199,829

Operating lease commitments

The Company leases facilities in the PRC, Hong Kong and United States under non-cancelable operating leases expiring on different dates. For the years ended December 31, 2015, 2016 and 2017, total rental

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

30.	COMMITMENTS AND CONTINGENCIES (CONTINUED)

Operating lease commitments (continued)

expenses for all operating leases amounted to RMB92,520, RMB93,869 and RMB89,780 (US$16,305), respectively. As of December 31, 2017, the Company has future minimum lease payments under non-cancelable operating leases with initial terms in excess of one year in relation to office premises and data center space consisting of the following:

	RMB	US$
2018	115,066	17,685
2019	92,916	14,281
2020	68,309	10,499
2021	55,430	8,519
2022 and thereafter	184,925	28,423

	516,646	79,407

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. The terms of the leases do not contain material rent escalation clauses or contingent rents.

Bandwidth and cabinet capacity purchase commitments

As of December 31, 2017, the Company had outstanding purchase commitments in relation to bandwidth and cabinet capacity consisting of the following:

	RMB	US$
2018	469,344	72,137
2019	88,405	13,588
2020	59,172	9,095
2021	39,823	6,121
2022 and thereafter	34,874	5,360

	691,618	106,301

Managed Network Services

As of December 31, 2017, the Company was in the process of negotiation with the seller of the Managed Network Entities on the quality assessment of the fiber optic network subsequent to the completion of construction. As this is a pending event subsequent to the acquisition which is unrelated to the original acquisition, the Company concluded that the accounting for any settlement should be separated from that of the business combination. Based on the Company’s best estimate, the fair value of the related contingent consideration in shares of RMB47,755, as determined based on the remeasured amount of December 31, 2012, is accrued as a contingent payable pursuant to ASC 450, Contingencies. The Company is negotiating with the seller of the Managed Network Entities to come to an agreement on the quality assessment of the fiber optic network as of December 31, 2017 and the Company’s estimate of the contingent payable remains unchanged.

Income Taxes

As of December 31, 2017, the Company has recognized an accrual of RMB16,511 (US$2,538) for unrecognized tax benefits and its interest (Note 22). The final outcome of the tax uncertainty is dependent

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

30.	COMMITMENTS AND CONTINGENCIES (CONTINUED)

Income Taxes (continued)

upon various matters including tax examinations, interpretation of tax laws or expiration of statutes of limitation. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties. As of December 31, 2017, the Company classified the accrual for unrecognized tax benefits as a non-current liability.

Securities Litigation

In 2014, the Company and certain of its officers and directors were named as defendants in two putative securities class actions filed in U.S. federal district courts in Texas, The complaints in both actions alleged that certain of the Company’s financial statements and other public disclosures contained misstatements or omissions and asset claims under the U.S. securities laws. In 2016, the Company filed a motion to dismiss the complaint and in 2017, the magistrate judge issued a report and recommendation to deny the Company’s motion to dismiss.

On April 9, 2018, the lead plaintiff of the putative class action filed an unopposed motion for preliminary approval of class action settlement, requesting that, among others, the Court preliminarily approve a settlement agreement that the parties reached to settle the case for RMB58,808 (US$9,000). The unopposed motion for preliminary approval is currently pending before the Court.

The Company assessed that the settlement is probable and recorded an estimated loss after deduction of insurance claim of RMB10,007 (US$1,538) within accrued expenses and other payables in the consolidated balance sheets as of December 31, 2017.

31.	SUBSEQUENT EVENTS

On March 21, 2018, the Company entered into a share transfer agreement with Unis, the 51% equity holder of Unis Tech, to transfer the Company’s 49% equity in Unis Tech. The consideration for the equity transfer is RMB49,000 (US$7,531) in cash.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

32.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed	balance sheets

	Note		As of December 31,
			2016	2017
			RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents			596,871	845,632	129,971
Restricted cash			1,759,726	71,412	10,976
Short-term investments			277,946	548,873	84,360
Prepaid expenses and other current assets			103,271	131,834	20,263
Amount due from a related party	(b	)	97,748	26,137	4,017
Amount due from subsidiaries	(b	)	3,208,620	4,285,743	658,707

Total current assets			6,044,182	5,909,631	908,294

Non-current assets
Investments in subsidiaries			2,133,242	1,259,455	193,575

Total non-current assets			2,133,242	1,259,455	193,575

Total assets			8,177,424	7,169,086	1,101,869

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables			38,599	70,504	10,837
Short-term bank borrowings			1,500,000	—	—
Account payables			10,672	6,351	976
Interest payable			5,759	56,809	8,731
Amount due to related parties	(b	)	68,131	39,068	6,005
Amount due to subsidiaries	(b	)	9,732	17,613	2,707
Bonds payable	(d	)	419,316	11,139	1,712

Total current liabilities			2,052,209	201,484	30,968

Non-current liabilities
Bonds payable	(d	)	—	1,918,069	294,802

Total non-current liabilities			—	1,918,069	294,802

Total liabilities			2,052,209	2,119,553	325,770

Shareholders’ equity:
Class A Ordinary shares (par value of US$0.00001 per share; 1,200,000,000 and 1,200,000,000 shares authorized; 505,207,968 and 496,636,128 shares issued and outstanding as of December 31, 2016 and 2017, respectively)			33	34	5
Class B Ordinary shares (par value of US$0.00001 per share; 300,000,000 and 300,000,000 shares authorized; 174,649,638 and 174,649,638 shares issued and outstanding as of December 31, 2016 and 2017, respectively)			12	12	2
Additional paid-in capital			9,015,846	8,980,407	1,380,263
Accumulated other comprehensive income (loss)			118,290	(2,673)	(411)
Accumulated deficit			(2,804,409)	(3,590,564)	(551,859)
Treasury stock			(204,557)	(337,683)	(51,901)

Total shareholders’ equity			6,125,215	5,049,533	776,099

Total liabilities and shareholders’ equity			8,177,424	7,169,086	1,101,869

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

32.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

Condensed	statements of operations

	For the year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
Operating Expenses
General and administrative expenses	(166,662)	(124,450)	(145,890)	(22,423)
Changes in the fair value of contingent purchase consideration payables	(43,325)	93,307	(937)	(144)

Operating loss	(209,987)	(31,143)	(146,827)	(22,567)
Other income	(152,100)	(169,915)	(95,210)	(14,634)
Share of losses from subsidiaries and Consolidated VIEs	(66,012)	(432,540)	(530,693)	(81,566)

Loss before income taxes	(428,099)	(633,598)	(772,730)	(118,767)
Income tax expense	—	—	—	—

Net loss	(428,099)	(633,598)	(772,730)	(118,767)

Condensed statements of comprehensive loss

	For the year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
Net loss	(428,099)	(633,598)	(772,730)	(118,767)
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments, net of tax of nil	41,518	142,526	(120,963)	(18,592)

Other comprehensive income (loss), net of tax of nil:	41,518	142,526	(120,963)	(18,592)

Comprehensive loss	(386,581)	(491,072)	(893,693)	(137,359)

Comprehensive loss attributable to the Company’s ordinary shareholders	(386,581)	(491,072)	(893,693)	(137,359)

Condensed statements of cash flows

	For the year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
Net cash used in operating activities	(26,621)	(78,567)	(18,324)	(2,816)
Net cash used in investing activities	(977,300)	(617,613)	(1,291,042)	(198,430)
Net cash generated from financing activities	1,798,230	494,851	1,558,127	239,480

Net increase(decrease) in cash and cash equivalents	794,309	(201,329)	248,761	38,234
Cash and cash equivalents at beginning of the year	3,891	798,200	596,871	91,737

Cash and cash equivalents at end of the year	798,200	596,871	845,632	129,971

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

32.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

(a)	Basis of presentation

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

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted and as such, these Company-only financial statements should be read in conjunction with the Company’s consolidated financial statements.

(b)	Related party transactions

The Company had the following related party balances as of December 31, 2016 and 2017:

	December 31,
	2016	2017
	RMB	RMB	US$
Amount due from subsidiaries
- 21Vianet HK	3,037,249	4,143,269	636,809
- HongKong Fastweb Holdings Co., Ltd.	60,574	61,637	9,473
- 21V Mobile	72,361	50,453	7,754
- Ventures	27,124	25,549	3,927
- WiFire Open Network Group Ltd.	—	4,170	641
- WiFire Group Inc.	4,301	653	100
- Xi’an Holding	7,011	—	—
- Others	—	12	3

	3,208,620	4,285,743	658,707

Amount due from related parties
Current:
- Seller of iJoy	27,748	26,137	4,017
- Seller of Aipu Group	70,000	—	—

	97,748	26,137	4,017

Amount due to subsidiaries
- 21Vianet Beijing	9,713	17,595	2,704
- Others	19	18	3

	9,732	17,613	2,707

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

32.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

(b)	Related party transactions (continued)

	December 31,
	2016	2017
	RMB	RMB	US$
Amount due to related parties
Current:
- Seller of iJoy	38,131	39,068	6,005
- Seller of Aipu Group	30,000	—	—

	68,131	39,068	6,005

(c)	Commitments

Operating lease commitments

The Company leases a facility in the United States under non-cancelable operating lease expiring on March 1, 2025. For the year ended December 31, 2015, 2016 and 2017, total rental expense for the operating lease amounted to RMB13,952, RMB15,824 and RMB5,366 (US$825).

As of December 31, 2017, the Company has future minimum lease payments under non-cancelable operating leases with initial terms in excess of one year in relation to data center space consisting of the following:

	RMB	US$
2018	17,893	2,750
2019	18,340	2,819
2020	18,799	2,889
2021	19,268	2,961
2022 and thereafter	65,964	10,138

	140,264	21,557

(d)	Bonds payable

On June 26, 2014, the Company issued and sold bonds with an aggregate principal amount of RMB2,000,000 at a coupon rate of 6.875% per annum (the “2017 Bonds”). The 2017 Bonds matured on June 26, 2017 and were fully repaid.

On August 17, 2017, the Company issued and sold bonds with an aggregate principle amount of US$200,000 at a coupon rate of 7% per annum, or the Original Bonds. On September 29, 2017, the Company issued and sold bonds with an aggregate principle amount of US$100,000 at a coupon rate of 7% per annum, or the Bonds. The Bonds were priced at a slight premium of 100.04, with an effective yield of 6.98% (collectively, “2020 Bonds”). The 2020 Bonds will mature on August 17, 2020. The 2020 Bonds were listed and quoted on the Official List of the Singapore Exchange Securities Trading Limited. Interest on the 2020 Bonds is payable semi-annually in arrears on August 17 and February 17 in each year, beginning from February 17, 2018.

Net proceeds from the 2020 Bonds after deducting issuance costs were RMB1,926,419 (US$296,085). The proceeds from issuance of 2020 Bonds will be used for refinancing outstanding indebtedness, fund future capital needs, and for general corporate purposes.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), unless otherwise stated)

32.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

(d)	Bonds payable (continued)

The 2020 Bonds are unsecured and rank senior in right of payment to any of the Company’s indebtedness that is expressly subordinated to the bonds; equal in right of payment to any of the Company’s liabilities that are not so subordinated; but rank lower than any secured indebtedness of the Company and all liabilities (including accounts payable) of the Company’s subsidiaries and Consolidated VIEs.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

21Vianet Group, Inc.

By:	/s/ Shiqi Wang
	Name:	Shiqi Wang
	Title:	Co-Chief Executive Officer

Date: April 12, 2018