Form 20-F
period 2018-12-31
21Vianet Group, Inc.
filed 2019-03-27
CIK 1508475

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018.

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

Guanjie Building Southeast 1st Floor, 10# Jiuxianqiao East Road,

Chaoyang District

Beijing, 100016

The People’s Republic of China

(Address of Principal Executive Offices)

Ms. Sharon Xiao Liu, Chief Financial Officer

21Vianet Group, Inc.

Guanjie Building Southeast 1st Floor, 10# Jiuxianqiao East Road,

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

499,706,628 Class A ordinary shares issued and outstanding and excluding treasury shares, and 174,649,638 Class B ordinary shares, par value US$0.00001 per share, as of December 31, 2018.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	“ADSs” refers to our American depositary shares, each representing six Class A ordinary shares, par value US$0.00001 per share;

•	“21Vianet,” “we,” “us,” “our company,” and “our” refer to 21Vianet Group, Inc., its subsidiaries and its consolidated affiliated entities;

•	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan;

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

•

“RMB” and “Renminbi” refer to the legal currency of China. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.8755 to US$1.00, the exchange rate on December 31, 2018 as set forth in the H.10 statistical release published by the Federal Reserve Board.

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

Our selected consolidated financial data presented below for the years ended December 31, 2016, 2017 and 2018 and our balance sheet data as of December 31, 2017 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our audited consolidated financial statements are prepared in accordance with U.S. GAAP.

Our selected consolidated financial data presented below for the year ended December 31, 2014 and 2015 and our balance sheet data as of December 31, 2014, 2015 and 2016 have been derived from our audited financial statements not included in this annual report.

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

	For the Year Ended December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Net revenues:
Hosting and related services	1,505,233	2,369,223	2,668,655	2,975,178	3,401,037	494,660
Managed network services	1,371,214	1,265,149	973,119	417,527	—	—

Total net revenues	2,876,447	3,634,372	3,641,774	3,392,705	3,401,037	494,660
Cost of revenues(1)	(2,066,304)	(2,780,614)	(2,929,638)	(2,634,295)	(2,456,166)	(357,235)

Gross profit	810,143	853,758	712,136	758,410	944,871	137,425
Operating (expenses) income:
Sales and marketing expenses(1)	(287,229)	(359,460)	(352,926)	(256,682)	(172,176)	(25,042)
Research and development expenses(1)	(121,676)	(142,835)	(149,337)	(149,143)	(92,109)	(13,397)
General and administrative expenses(1)	(483,396)	(568,741)	(639,648)	(519,950)	(462,637)	(67,288)
(Allowance)/reversal for doubtful debt	(9,913)	(32,199)	(117,564)	(37,427)	598	87
Changes in the fair value of contingent purchase consideration payable	(22,629)	(43,325)	93,307	(937)	13,905	2,022
Impairment of long-lived assets	—	—	(392,947)	(401,808)	—	—
Impairment of goodwill	—	—	—	(766,440)	—	—
Operating income	—	8,569	6,783	5,439	5,027	731

Operating (loss) profit	(114,700)	(284,233)	(840,196)	(1,368,538)	237,479	34,538
Net loss	(328,477)	(401,275)	(931,922)	(917,644)	(186,736)	(27,161)
Net (income) loss attributable to non-controlling interest	(20,003)	(26,824)	298,324	144,914	(18,329)	(2,666)

Net loss attributable to Company’s ordinary shareholders	(348,480)	(428,099)	(633,598)	(772,730)	(205,065)	(29,827)

Loss per share:
Basic	(0.89)	(0.85)	(1.37)	(1.36)	(0.30)	(0.04)

Diluted	(0.89)	(0.85)	(1.37)	(1.36)	(0.30)	(0.04)

Loss per ADS:
Basic	(5.34)	(5.10)	(8.22)	(8.16)	(1.80)	(0.24)

Diluted	(5.34)	(5.10)	(8.22)	(8.16)	(1.80)	(0.24)

Shares used in loss per share computation:
Basic	401,335,788	492,065,239	617,169,833	672,836,226	674,732,130	674,732,130
Diluted	401,335,788	492,065,239	617,169,833	672,836,226	674,732,130	674,732,130

(1)	Share-based compensation was included in the related operating expense categories as follows:

	For the Year Ended December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Allocation of share-based compensation expenses:
Cost of revenues	7,163	12,422	(4,110)	(277)	2,668	388
Sales and marketing expenses	13,482	13,488	2,490	(681)	2,139	311
Research and development expenses	4,176	10,303	(2,924)	142	1,385	201
General and administrative expenses	208,914	153,814	123,273	47,945	53,346	7,759

Total share-based compensation expenses	233,735	190,027	118,729	47,129	59,538	8,659

	As of December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	644,415	1,685,054	1,297,418	1,949,631	2,358,556	343,038
Restricted cash (current asset)	161,649	195,230	1,963,561	242,494	265,214	38,574
Short-term investments	911,242	102,300	277,946	548,890	245,014	35,636
Accounts and notes receivable, net	739,945	694,108	655,459	455,811	524,305	76,257
Total current assets	2,831,618	3,437,921	5,158,561	4,245,542	4,678,109	680,402
Restricted cash (non-current asset)	121,415	128,515	33,544	3,344	37,251	5,418
Total assets	9,612,281	10,847,710	12,421,524	9,908,161	11,150,717	1,621,804
Total current liabilities	2,989,115	2,821,019	4,373,857	1,764,184	2,191,210	318,699
Total liabilities	6,611,618	6,023,106	5,570,507	4,707,157	5,787,533	841,762
Total mezzanine equity	773,706	790,229	700,000	—	—	—
Total shareholders’ equity	2,226,957	4,034,375	6,151,017	5,201,004	5,363,184	780,042

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

We may not be able to successfully implement our growth strategies.

We plan to further increase our services capacities. In 2018, we increased the aggregate number of cabinets under our management by 1,574 from 29,080 as of December 31, 2017 to 30,654 as of December 31, 2018. In order to support our growing customer demand, we plan to add new cabinets in 2019 through new self-built data centers, new phases of existing self-built data centers and partnered data centers. To achieve this expansion plan, we will be required to commit a substantial amount of operating and financial resources. Our planned capital expenditures, together with our ongoing operating expenses, will cause substantial cash outflows. If we are not able to generate sufficient operating cash flows or obtain alternative financings, our ability to fund our growth strategy may be limited. Alternative debt or equity financing may not be available when needed or, if available, may not be available on satisfactory terms. Any inability to obtain additional debt or equity financing or to generate sufficient cash from operations may require us to prioritize projects or curtail capital expenditures and could adversely affect our results of operations.

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

Government policies and restrictions on the construction of new data centers or the expansion of existing data centers may also have a material impact on our business. For example, since January 2019, Ministry of Industry and Information Technology, or MIIT, and other regulatory authorities encourage data centers to adhere to certain average levels of energy conservation and aim to reach several goals including, among others, maintaining the power usage effectiveness (PUE) of newly constructed large and extra-large data centers at or below 1.4 from the year 2022 onwards. Some local governmental authorities also issued regulations and relevant implementation rules in order to control the construction and expansion of data centers. For example, on September 6, 2018, the General Office of the People’s Government of Beijing Municipality issued a notice prohibiting new construction or expansion of data centers which are involved in providing internet data services or information processing and storage support services within certain areas of Beijing. Governmental authorities in Shanghai also announced similar guidance on January 2, 2019, which provides that the PUE of newly constructed Internet data center is required to be strictly controlled below 1.3, and the PUE of reconstructed internet data centers is required to be strictly controlled below 1.4. These regulatory developments and uncertainties regarding their implementation may adversely affect the expansion and/or construction progress of our data centers.

In addition, we need to work closely with the local power suppliers where our proposed data centers are located. If we experience significant delays in the supply of power required to support the data center expansion or new construction, either during the design or construction phases, the progress of the data center expansion and/or construction could deviate from our original plans, which could cause material and negative effect on our revenue growth, profitability and results of operations.

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

Our success depends in part upon our relationships with third-party suppliers, primarily China Telecom or China Unicom, for key elements of network infrastructure and telecommunication network services, including hosting facilities and bandwidth, and to some extent, optical fibers. We directly enter into agreements with the local subsidiaries of China Telecom or China Unicom, from which we lease cabinets in the data centers built and operated by them, with power systems, cabling and wiring and other data center equipment pre-installed. Because each local subsidiary of China Telecom or China Unicom has independent authority and budget to enter into contracts, our contract terms with these subsidiaries vary and are determined on a case-by-case basis. We generally define “partnered” data centers as the data center space and cabinets we lease from China Telecom, China Unicom and other third parties through agreements. Based on the specific requests of our customers, demands in different cities and our strategy for points of presence, or POP, establishment, the locations and number of our partnered data centers may change from time to time. As of December 31, 2018, we leased a total of 4,943 cabinets that are housed in our 38 partnered data centers, accounting for 16.1% of the total number of our cabinets under management. If we are not able to secure sufficient cabinets from China Unicom and China Telecom, it will have a material adverse effect on our business prospects and results of operations.

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

We lease buildings with suitable power supplies and safe structures meeting our data center requirements and convert them into data centers by installing power generators, air conditioning systems, cables, cabinets and other equipment. We also build our own data centers from the ground up after obtaining suitable land. We also purchase data centers in use or under construction from third parties. We generally refer to these three types of data centers as “self-built” data centers. Our operating leases generally have three to twenty years lease terms with renewal options. As of December 31, 2018, our self-built data centers house 25,711 cabinets, or 83.9% of the total number of our cabinets under our management. We plan to renew our existing leases upon expiration. However, we may not be able to renew these leases on commercially reasonable terms, if at all. We may experience an increase in our rent payments. In addition, although the lessors of our self-built data centers generally do not have the right of early termination and we have not experienced any early termination as of the date of this annual report, the lease could be terminated early if we are in material breach of the lease agreements or the leased premises become unavailable due to reasons beyond the lessors’ control. If our leases for data centers were terminated early, we may have to relocate our data center equipment and the servers and equipment of our customers to a new building and incur significant costs related to relocation. Any relocation could also affect our ability to provide services and harm our reputation. As a result, our business and results of operations could be materially and adversely affected.

We were named as a defendant in a putative shareholder class action lawsuit in the past, if we are involved in similar class action lawsuits, such proceedings could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

In the past, we have been named as defendant in a putative shareholder class action lawsuit described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and

Administrative Proceedings—Litigation,” which has been settled, but we may be involved in similar class action lawsuits in the future. Any such class action lawsuit, whether or not successful, may utilize a significant portion of our cash resources, divert management’s attention from the day-to-day operations of our company, harm our reputation and restrict our ability to raise capital in the future, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

Difficulties in identifying, consummating and integrating acquisitions and alliances and potential write-off in connection with our investment or acquisitions may have a material and adverse effect on our business and results of operations.

As part of our growth strategy, we have acquired, and may in the future acquire, companies that are complementary to our business. From time to time, we may also make alternative investments and enter into strategic partnerships or alliances as we see fit. For example, in October 2012, we entered into a commercial operator agreement with Microsoft Corporation to expand Microsoft’s premier commercial public cloud services, Office 365 and Windows Azure, in China, and we further agreed with them to extend the agreement and establish a long-term partnership in March 14, 2018. We further expanded to provide private cloud and hybrid services through our partnership with IBM in 2014. In October 2016, we launched IBM cloud services (previously known as Bluemix) which are now generally available in China. In March 2017, we entered into an investment agreement with Warburg Pincus to establish a multi-stage joint venture and build a digital real estate platform in China, pursuant to which we and Warburg Pincus agreed to contribute assets, capital and other resources to this joint venture. In November 2017, we entered in to a definitive agreement with BMW to provide a cutting-edge turnkey solutions to BMW, as well as private and hybrid cloud services, to support BMW’s strong capacity needs in China. In July 2018, our wholly-owned subsidiary Shanghai Blue Cloud Technology Co., Ltd., or SH Blue Cloud, entered into distribution agreements with each of Unify Cloud, AvePoint, Agile Point and Fadada.com to distribute their products and services in mainland China. However, past and future acquisitions, partnerships or alliances may expose us to potential risks, including risks associated with:

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

Our growth depends on our ability to continue to expand our service offerings to existing customers and attract new customers. We may be unable to sustain our growth for a number of reasons, such as:

•	capacity constraints;

•	inability to identify new locations or reliable data centers for cooperation or lease;

•	a reduction in the demand for our services due to the current or future economic recession;

•	inability to market our services in a cost-effective manner to new customers;

•	inability of our customers to differentiate our services from those of our competitors or inability to effectively;

•	inability to successfully communicate the benefits of data center services to businesses;

•	the decision of businesses to host their internet infrastructure internally or in other hosting facilities as an alternative to the use of our data center services;

•	inability to expand our sales to existing customers; and

•	reliability, quality or compatibility problems with our services.

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

We face competitions from various industry players, including carriers such as China Telecom and China Unicom, carrier-neutral service providers in China such as SINNET and GDS, cloud services providers such as AWS and AliCloud, VPN service providers such as Citic Telecom CPC, China Telecom, PCCW, and CBCcom, as well as new market entrants in the future. Competition is primarily centered on the quality of service and technical expertise, security, reliability and functionality, reputation and brand recognition, financial strength, the breadth and depth of services offered, and price. Some of our current and future competitors have substantially greater financial, technical and marketing resources, greater brand recognition, and more established relationships in the industry than we do. As a result, some of these competitors may be able to:

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

A party who is able to compromise the security measures of our data centers and networks or the security of our infrastructure could misappropriate either our proprietary information or the information of our customers, or cause interruptions or malfunctions in our operations. In addition, we have limited control over our partnered data centers, which are primarily operated by China Telecom or China Unicom. We may be required to devote significant capital and resources to protect against such threats or to alleviate problems caused by security breaches. As techniques used to breach security change frequently and are generally not recognized until launched against a target, we may not be able to implement security measures in a timely manner or, if and when implemented, we may not be certain whether these measures could be circumvented. Any breaches that may occur could expose us to increased risk of lawsuits, regulatory penalties, loss of existing or potential customers, harm to our reputation and significant increases in our security costs, which could have a material adverse effect on our financial performance and results of operations. For a detailed discussion, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Internet Security.”

A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our results of operation.

The global financial markets experienced significant disruptions in 2008 and the United States, European and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and the global macroeconomic environment is facing new challenges, including the escalation of the European sovereign debt crisis since 2011, the hostilities in the Ukraine, and the end of quantitative easing by the U.S. Federal Reserve and the economic slowdown in the Eurozone in 2014. It is unclear whether these challenges will be contained and what effects they each may have.

Our business and operations are primarily based in China and most of our revenues are derived from our operations in China. Accordingly, our financial results have been, and are expected to continue to be, affected by the economy and data center services industry in China. Although the economy in China has grown significantly in the past decades, it still faces challenges. The Chinese economy has slowed down in recent years. According to the National Bureau of Statistics of China, China’s gross domestic product (GDP) growth was 6.6% in 2018. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There is considerable uncertainty surrounding the policy decisions the Trump Administration in the United States will make, especially in regard to foreign policy, which may impact the relationship between China and the United States. There have been concerns over unrest and terrorist threats in the Middle East and Africa, which have resulted in volatility in oil and other markets, and over the conflicts involving Ukraine and Syria. There have also been concerns on the relationship among China and other countries, including surrounding Asian countries, which may potentially lead to foreign investors closing down their business or withdrawing their investment in China and thus existing the China market, and other economic effects. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Recently there have been signs that the rate of China’s and global economic growth is declining. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

The uncertainty surrounding the implementation and effect of Brexit and related negative developments in the European Union could adversely affect our business, financial condition and results of operations.

In 2016, the United Kingdom voted to leave the European Union (“EU”) (commonly referred to as “Brexit”). As a result of the referendum, a complex and uncertain process of negotiation is now taking place to determine the future terms of the UK’s relationship with the EU, with the UK currently due to exit the EU on March 29, 2019. Our customers who have significant operations in the U.K. may incur additional costs and expenses to adapt to potentially divergent regulatory frameworks from the rest of the E.U.

The long-term nature of the UK’s relationship with the EU is unclear and there is considerable uncertainty when, or if, any withdrawal agreement or long-term relationship strategy, including trade deals, will be agreed to and implemented by the UK and the EU. Brexit could adversely affect European or worldwide political, regulatory, economic or market conditions and could contribute to instability in political institutions and regulatory agencies. Brexit could also have the effect of disrupting the free movement of goods, services, and people between the UK, the EU and elsewhere. There can be no assurance that any or all of these events, or others that we cannot anticipate at this time, will not have a material adverse effect on our business, financial condition and results of operations.

Our business could be adversely affected by trade tariffs or other trade barriers.

In March 2018, U.S. President Donald J. Trump announced the imposition of tariffs on steel and aluminum entering the United States and in June 2018 announced further tariffs targeting goods imported from China. Recently both China and the U.S. have each imposed tariffs indicating the potential for further trade barriers. Although we do not currently export any products to the United States, it is not yet clear what impact these tariffs may have or what actions other governments, including the Chinese government may take in retaliation. Although we only provide services, tariffs could potentially impact the business of our suppliers and business partners which may in turn affect our business. In addition, these developments could have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to meet our customers’ requirements, our reputation and results of operations could suffer.

Our agreements with our customers contain certain guarantees regarding our performance. For hosting services, we guarantee 99.9% uptime for power and 99.9% uptime for network connectivity, failure of which will cause us to provide free service for a following period of time. In 2016, one of our data centers in southern China experienced a network outage for an extended period of time due to supplier-side connectivity issues. As a result, we failed to meet the 99.9% uptime for network connectivity and provided free service for a following period of time to all customers who were affected pursuant to customer contracts. This is a one-time incident and did not have any material impact on our business. If in the future similar incidents were to recur or we are unable to provide customers with quality customer support, we could face customer dissatisfaction, decreased overall demand for our services, and loss of revenue. In addition, inability to meet customer service expectations may damage our reputation and could consequently limit our ability to retain existing customers and attract new customers, which would adversely affect our ability to generate revenue and negatively impact our results of operations.

We rely on customers in the internet industry for most of our revenues.

We derived a majority of our revenues in 2018 from customers in China’s internet industry, including online media, e-commerce, live broadcasting, social networking, online game companies, portals, search engines, mobile internet and cloud services providers. The business models of some internet companies are relatively new and have not been well proven. Many internet companies base their business prospects on the continued growth of China’s internet market, which may not happen as expected.

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

We will require significant capital expenditures to fund our future growth. We may need to raise additional funds through equity or debt financings in the future in order to meet our capital needs mostly in relation to the construction of our self-built data centers and future acquisition opportunities.

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

Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not continue to generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive to our current shareholding structure. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

As of December 31, 2018, our total consolidated indebtedness and other liabilities representing total bank borrowings, bonds payable, accounts and notes payable and accrued expenses and other payables were RMB3,323.9 million (US$483.4 million). Failure to servicing our debt would constitute an event of default under the terms of the bonds, which would have a material adverse effect on our financial condition and results of operations.

Our substantial level of indebtedness could adversely affect our ability to raise additional capital to fund our operations, expose us to interest rate risk to the extent of our variable rate debt, and if we are unable to comply with the restrictions and covenants contained in our debt agreements, an event of default could occur under the terms of such agreements, which could cause repayment of such debt to be accelerated.

We have substantial indebtedness. Based on our current expansion plans, we expect to continue to finance our operations through the incurrence of debt. Our indebtedness could, among other consequences:

•	make it more difficult for us to satisfy our obligations under our indebtedness, exposing us to the risk of default, which, in turn, would negatively affect our ability to operate as a going concern;

•

require us to dedicate a substantial portion of our cash flows from operations to interest and principal payments on our indebtedness, reducing the availability of our cash flows for other purposes, such as capital expenditures, acquisitions and working capital;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;

•	increase our vulnerability to general adverse economic and industry conditions;

•	place us at a disadvantage compared to our competitors that have less debt;

•	expose us to fluctuations in the interest rate environment because the interest rates on borrowings under our project financing agreements are variable;

•	increase our cost of borrowing;

•	limit our ability to borrow additional funds; and

•	require us to sell assets to raise funds, if needed, for working capital, capital expenditures, acquisitions or other purposes.

As a result of covenants and restrictions, we are limited in how we conduct our business, and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. Our current or future borrowings could increase the level of financial risk to us and, to the extent that the interest rates are not fixed and rise, or that borrowings are refinanced at higher rates, our available cash flow and results of operations could be adversely affected.

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

We are a large consumer of power and costs of power account for a significant portion of our overall costs for both our self-built data centers and partnered data centers. We may not be able to pass on increased power costs to our customers, which could harm our results of operations.

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

Through our strategic partnership with Microsoft, we started providing public cloud service in 2013 and hybrid cloud service in 2014. We further expanded to provide private cloud and hybrid services through our partnership with IBM in 2014. In October 2016, we launched IBM cloud services which are now generally available in China. Cloud services are a new and emerging market in China and we have limited experience in this market. Our success in the cloud service business is subject to various risks and uncertainties, including:

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

Negative publicity and allegations about us, our products and services, our financial results or our market position in general, including by short sellers or investment research firms, regardless of their veracity, may adversely damage our brand, public image and reputation, harm our ability to attract and retain users and result in material adverse impact on our share price, business, results of operations and prospects. For example, on September 10, 2014, Trinity Research Group, or Trinity, a short seller that was allegedly formed in 2014, issued a report alleging that we operate through a Ponzi scheme and have reported fraudulent financials and operating metrics. On September 17, 2014, Trinity issued a second report. The trading price of our ADSs declined and two shareholder class action lawsuits were filed against us and some of our directors and senior executive officers. Although through two separate and comprehensive rebuttal reports, we have rejected all the allegations set out in the Trinity reports, and such class action lawsuits have been settled in 2018, our share price fluctuated after such negative publicity, and we may be involved in similar class action lawsuits in the future. Such negative publicity may have adversely damaged our brand, public image and reputation, which may result in an adverse impact on our results of operations and prospects. See “Item 8.A—Legal Proceedings” for more information on the two shareholder class action lawsuits.

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

Due to recent changes to our management team, certain of our senior management and employees have worked together at our company for a relatively short period of time. For example, we have experienced turnover in our senior management ranks and hired or appointed a number of executive officers and senior management, including our chief executive officer and president and chief financial officer in early 2018. In light of the foregoing circumstances, it may be difficult for you to evaluate the effectiveness of our senior management and their ability to address future challenges to our business. Members of our senior management may not work together effectively as a team to manage our growth successfully, which may expose us to a higher risk of internal control deficiencies and result in us losing market share, business opportunity and revenues.

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

Our management and independent registered public accounting firm have concluded that our internal control over financial reporting as of December 31, 2018 was effective. However, we cannot assure you that in the future our management or our independent registered public accounting firm will not identify material weaknesses during the Section 404 of the Sarbanes-Oxley Act audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of our ADSs, and harm our reputation. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

We have built a strong brand in Chinese, “ ”, among our customers. As our business grows or changes, we plan to continue to focus our efforts to establish a wider recognition of our brand to attract potential customers, and we may also introduce additional brands in relation to our business. We cannot assure you that we will effectively allocate our resources for these activities or succeed in maintaining and broadening our brand recognition among customers. Our major brand names and logos are registered trademarks in China. However, preventing trademark and trade name infringement or misuse could be difficult, costly and time-consuming, particularly in China. There had been incidents in the past where third parties used our brand without our authorization and we had to resort to litigation to protect our intellectual property rights. See “Item 8.A—Legal Proceedings” for our disputes with Shanghai 21Vianet Information Systems Co., Ltd.. We may continue to experience similar disputes in the future or otherwise fail to fully protect our brand name, which may have an adverse effect on our business and financial results.

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

As of February 28, 2019, options to purchase 1,226,568 ordinary shares and 3,260,324 RSUs, have been granted under our 2010 share incentive plan, or the 2010 Plan, and 2014 share incentive plan, or the 2014 Plan. See “Item 6.B—Compensation of Directors and Executive Officers—Share Incentive Plans.” For the year ended December 31, 2018, we recorded RMB59.5 million (US$8.7 million) in share-based compensation expenses.

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

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the U.S. Securities and Exchange Commission, or SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the People’s Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors, like other independent registered public accounting firms operating in China, are currently not inspected by the PCAOB. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC, or the Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the CSRC and the Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in an issue that has vexed U.S. regulators in recent years. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.

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

The PRC government regulates telecommunications-related businesses through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership of PRC companies that engage in telecommunications-related businesses. Specifically, foreign investors are not allowed to own more than a 50% equity interest in any PRC company engaging in value-added telecommunications businesses (except operational e-commerce), and the major foreign investor of a telecommunication business in China must also have experience and a sound track record in providing value-added telecommunications services overseas. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Foreign Investment in Telecommunications Enterprises.”

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

Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in our variable interest entities, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest. In addition, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. Occurrence of any of these events could materially and adversely affect our business, financial condition and results of operations. In addition, if the imposition of any of these penalties or requirement to restructure our corporate structure causes us to lose the rights to direct the activities of our variable interest entities or our right to receive their economic benefits, we would no longer be able to consolidate such variable interest entities. However, we do not believe that such actions would result in the liquidation or dissolution of our company, our wholly-owned subsidiaries in China or our variable interest entities or their subsidiaries. For the years ended December 31, 2016, 2017 and 2018, our consolidated affiliated entities contributed most of our total net revenues.

Our contractual arrangements with our variable interest entities may result in adverse tax consequences to us.

We could face material and adverse tax consequences if the PRC tax authorities determine that our contractual arrangements with our variable interest entities were not made on an arm’s length basis and may adjust our income and expenses for PRC tax purposes by requiring a transfer pricing adjustment. A transfer pricing adjustment could adversely affect us by (i) resulting in a reduction of expense deductions recorded by our VIEs for PRC tax purposes, which could in turn increase their tax liabilities without reducing their respective tax expenses, which could further result in late payment fees and other penalties to our variable interest entities for underpaid taxes; or (ii) limiting the ability of our variable interest entities to obtain or maintain preferential tax treatments and other financial incentives.

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

Uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which will come into effect on January 1, 2020 and replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations.

The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the Stale Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “—Risks Related to Our Corporate Structure” and Item 4.C “—Organizational Structure.”

In addition, the Foreign Investment Law further specifies that foreign investments shall be conducted in line with the negative list issued by or approved to be issued by the State Council. If an FIE proposes to conduct business in an industry subject to foreign investment “restrictions” in the “negative list,” the FIE must meet certain conditions under the “negative list” before being established. If an FIE proposes to conduct business in an industry subject to foreign investment “prohibitions” in the “negative list,” it must not engage in the business. It is uncertain whether the industry of data center and providing value-added telecommunication services, in which our consolidated affiliated entities operate, will be subject to the foreign investment restrictions or prohibitions under the “negative list” to be issued. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

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

Pursuant to the Cross-Regional VAT License issued to 21Vianet Beijing by the MIIT on January 17, 2012 (which was latest updated on December 18, 2018) with a term effective until January 23, 2022, 21Vianet Beijing is permitted to carry out its (i) data center business under the first category of “value-added telecommunications business” in Beijing; (ii) data center business (excluding internet resources coordination service) under the first category of “value-added telecommunications business” across 3 province-level municipalities and 18 cities in China; (iii) VPN services under the first category of “value-added telecommunications business” across 3 province-level municipalities and 2 cities in China; (iv) internet access service under the first category of “value-added telecommunications business” across 13 province-level municipalities and provinces in China; and internet access service (solely providing services for website users) under the first category of “value-added telecommunications business” across 6 provinces in China; (v) domestic multi-party communications services under the second category of “value-added telecommunications business” across China; and (vi) domestic data transmission services through fixed network under the second category of “basic telecommunications business” across China.

Pursuant to the VAT License issued to BJ Yilong by Beijing Communications Administration on November 27, 2018 with a term effective until September 9, 2020, BJ Yilong is permitted to carry out the information service business (excluding internet information service) under the second category of “value-added telecommunications business” in Beijing. In addition, pursuant to the VAT License issued to BJ Yilong by Beijing Communications Administration on November 27, 2018 with a term effective until September 24, 2020, BJ Yilong is permitted to carry out the information service business (limited to internet information service) under the second category of “value-added telecommunications business”.

Pursuant to the Cross-Regional VAT License issued to Shenzhen Diyixian Telecommunication Co., Ltd., or SZ DYX, by the MIIT on September 18, 2013 (which was updated on June 4, 2018) with a term effective until June 4, 2023, SZ DYX is permitted to carry out (i) VPN services under the first category of “value-added telecommunications business” in China; (ii) call center business under the second category of “value-added telecommunications business” across China; (iii) data center business (excluding internet resources coordination service) under the first category of “value-added telecommunications business”, which covers the service in Beijing, Shanghai and Shenzhen; and (iv) internet access service under the first category of “value-added telecommunications business” across 3 province-level municipalities and provinces in China.

Pursuant to the VAT License issued to SH Blue Cloud by Shanghai Communications Administration on October 20, 2017 (which was updated on June 26, 2018 to revise the categories of permitted business) with a term effective until October 20, 2022, SH Blue Cloud is permitted to carry out the information service business (limited to internet information service) under the second category of “value-added telecommunications business” in Shanghai. In addition, pursuant to the Cross-Regional VAT License issued to SH Blue Cloud by the MIIT on May 18, 2018 with a term effective until February 15, 2020, SH Blue Cloud is permitted to carry out (i) full data center business under the first category of “value-added telecommunications business” in Beijing and

Shanghai; (ii) CDN service under the first category of “value-added telecommunications business” in Beijing and Shanghai; (iii) VPN services under first category of “value-added telecommunications business” in Beijing and Shanghai; (iv) internet access service under the first category of “value-added telecommunications business” in Beijing and Shanghai; (v) store-and-forward business under the second category of “value-added telecommunications business” in China; and (vi) domestic call center business under the second category of “value-added telecommunications business” in China.

We have been continuously developing our hosting service to better serve our customers, and as a result, we introduce new technologies and services from time to time to support and improve our current business. However, we cannot assure you that PRC governmental authorities will continue to deem our hosting service and any of our newly developed technologies, network and services used in our business as a type of value-added telecommunications business covered under the Cross-Regional VAT License issued to 21Vianet Beijing, SH Blue Cloud and SZ DYX, and the VAT License issued to BJ Yilong and SH Blue Cloud. Furthermore, we cannot rule out the possibility that PRC legislators or governmental authorities will promulgate any new laws or regulations or update the current and existing laws and regulations which may clearly define or categorize our hosting service and any of our newly developed technologies, network and services used in our business as a type of basic telecommunication business, which is not covered by our VAT Licenses. As we expand our networks across China, it is also possible that the MIIT, in the future, may deem our operations to have exceeded the terms of our existing licenses. Further, we cannot assure you that 21Vianet Beijing, BJ Yilong, SZ DYX and SH Blue Cloud will be able to successfully renew their value added telecommunications business operating licenses upon their expiration, or maintain their annual inspection, nor can we ensure that we will be able to obtain any other licenses necessary for us to carry out our business, or that our existing licenses will continue to cover all aspects of our operations upon their renewal.

In addition, MIIT initiated a periodical pilot scheme for mobile network resale business by issuing the Notice on Carrying out Pilot Work of Mobile Network Resale Business on May 17, 2013, or the Pilot Work Notice, pursuant to which, the qualified private sector enterprises are encouraged, but not required, to apply to participate in the pilot scheme in mobile network resale business and the pilot scheme only lasts for a short period ending on December 31, 2015. 21Vianet Beijing has voluntarily applied to participate in the pilot scheme and obtained approval on August 18, 2014, with a term expiring on December 31, 2015. Following expiration of the Pilot Work Notice, MIIT did not extend the effective period of the pilot scheme or issue a long-term regulation. The mobile network resale business continues and MIIT issued a guideline on January 6, 2016 to regulate the wholesale price in the mobile network resale business. In April 2018, MIIT published the Notice on Official Commercialization of Mobile Network Resale Business, or the Mobile Network Resale Business Notice, to officially commercialize the resale business of mobile network from May 1, 2018. Pursuant to the Mobile Network Resale Business Notice, an approved mobile network resale business operator under the aforementioned pilot scheme must renew the existing cooperation contract with a basic telecommunication service provider and apply for and obtain the applicable telecommunication business operation license. During the application period, a pilot enterprise may continue to carry out its mobile network resale business. However, if the basic telecommunication service provider terminates its cooperation with the pilot enterprise, or the pilot enterprise fails to obtain the applicable telecommunication business operation license before April 28, 2020, the pilot enterprise must terminate its mobile network resale business. We have entered into a cooperation contract with a basic telecommunication service provider for mobile resale business, and we plan to apply for the required telecommunication business operation license. However, we cannot assure you that we will be able to timely obtain the telecommunication business operation license or maintain all the permits and qualifications to conduct mobile network resale business on a continuous basis. If we are not able to continue our mobile network resale business, our business, financial condition and results of operations may be adversely affected.

MIIT initiated another periodical pilot scheme for broadband access business by issuing the Notice on Liberalizing the Broadband Access Market to Private Capital on December 25, 2014, or the Broadband Notice, pursuant to which, the qualified private sector enterprises are encouraged, but not required, to apply to participate in the pilot scheme in broadband access business and the pilot scheme lasts for 3 years commencing on March 1,

2015. From 2015 to 2017, MIIT issued a series of notices in succession to expand the pilot scheme to all cities in nine provinces and several designated cities in other provinces. On June 19, 2018, MIIT issued the Notice on Deepening the Pilot Scheme in Broadband Access Business to extend the effective period of the pilot scheme to December 31, 2020 and further expand the pilot scheme to all cities in fourteen provinces and several designated cities in other provinces. As of the date of this annual report, we are qualified to provide and have provided broadband access services in Beijing.

We believe such pilot schemes and the official commercialization of the mobile network resale business represent the current administration’s continuous efforts in carrying out the recent policies of the PRC State Council and MIIT regarding encouraging private sectors to further participate in the telecommunication industry. The Broadband Notice specifically mentioned that the broadband access business is a basic telecommunication business. The Pilot Work Notice also specifically mentioned that the mobile network resale business is a second-category basic telecommunication business rather than a value-added telecommunication business. These pilot schemes and the official commercialization of the mobile network resale business, to some extent, reflect a legislative trend to welcome private enterprises (in comparison to the state-owned enterprise) to participate in basic telecommunication businesses in the future. Nevertheless, new laws, regulations or government interpretations may also be promulgated from time to time to regulate the hosting service or any of our related technology or services, which may require us to obtain additional, or expand existing, operating licenses or permits. Any of these factors could result in our disqualification from carrying out our current business, causing significant disruption to our business operations which may materially and adversely affect our business, financial condition and results of operations. We will be closely monitoring the developments of relevant laws and regulations.

Furthermore, the MIIT has strengthened its oversight on the Internet access service market in recent years, which is underscored by the Circular on Clearing Up and Regulating the Internet Access Service Market issued by the MIIT in January 2017 and the Circular on Deepening the Work of Clearing Up and Regulating the Internet Access Service Market issued by the MIIT in April 2018. According to these two circulars, the regulator has launched a series of inspections and rectifications to regulate the market, which will last until March 31, 2019. For example, in February 2018, MIIT issued an internal notice, or the MIIT Internal Notice, pursuant to which telecommunication authorities will carry out a special enforcement campaign to inspect the operations of certain licensed telecommunications operators. In particular, the authorities will pay special attention to any improper operational activities, such as unauthorized establishment of transmission network, unlicensed operation of cross-border business and improper sublease of broadband resources. According to MIIT Internal Notice, basic telecommunication service providers should exercise extra prudence when considering providing additional network resources to the enterprises under inspection. If the enterprise is found to be engaged in non-compliant operations, it may be subject to various penalties, including suspension of network access, suspension of approving its application for new operation permit until rectification being completed, being publicized as an operator with discredit record or non-compliance record, enhanced oversight of the authority and limitation on new telecommunication business, depending on the seriousness of the violations and the rectification result. The MIIT Internal Notice mandates that the foregoing inspection and scrutiny to be completed by September 30, 2018. According to the MIIT Internal Notice, 47 industry players are subject to the special inspection, including two of our consolidated affiliated entities, 21Vianet Beijing and SZ DYX. After the MIIT Internal Notice was issued, we closely communicated with the in-charge authority to clarify the inspection requirements of the authority and cooperate with them to review our business practices and compliance status. As of the date of this annual report, we have not received any further investigation notice or rectification order from the government authorities. Nevertheless, we cannot assure you that the government authorities will not conduct similar inspections from time to time in the future and may determine that we are not in full compliance with the regulatory requirements, especially the authority’s enhanced regulation on cross-border VPN business. If we are found to violate any operation requirements, we may be imposed on any of the administrative penalties mentioned in the MIIT Internal Notice, which may result in a material and adverse effect on our ability to conduct our operations and our financial conditions.

In addition, the MIIT and other relevant regulatory authorities recently published a series of new regulations, policies and controls with respect to the construction or development of new data centers, and rebuilding or expansion of existing data centers. For example, on January 21, 2019, MIIT, National Government Office Administration and National Energy Administration jointly published the Guidance on Promotion of Green Data Center Construction, pursuant to which the authorities encourage data centers to adhere to certain average levels of energy conservation and aim to reach several goals including, among others, maintaining the power usage effectiveness (PUE) of newly constructed large and extra-large data centers at or below 1.4 from the year 2022 onward. There are similar policies and restrictions governing the construction and expansion of data centers in some large cities, such as Beijing and Shanghai. On September 6, 2018, the General Office of the People’s Government of Beijing Municipality, or the GOPGB, issued the Beijing Municipality’s Catalogue for the Prohibition and Restriction of Newly Increased Industries (2018 Edition), or the 2018 Catalogue, which is a revised edition of the catalogue GOPGB issued in 2015. The 2018 Catalogue prohibits new construction or expansion within Beijing’s municipal districts of (i) data centers which are involved in providing Internet data services or information processing and storage support services, except for cloud computing data centers with PUE lower than 1.4, and (ii) call centers. Furthermore, new construction or expansion of data centers which are involved in providing Internet data services or information processing and storage support services with PUE lower than 1.4 is also prohibited within the boundaries of Beijing’s Dongcheng District, Xicheng District, Chaoyang District, Haidian District, Fengtai District, Shijingshan District and Tongzhou New Town. On January 2, 2019, Shanghai Municipal Commission of Economy and Information and Shanghai Municipal Development and Reform Commission jointly published the Guidance on Strengthening the Coordinated Construction of the Internet Data Center in Shanghai Municipality, pursuant to which, authorities encourage to effectively control the construction scale and energy consumption gross of Internet data centers and aim to reach several goals including, among others, the PUE of newly constructed Internet data center shall be strictly controlled below 1.3, and the PUE of reconstructed Internet data center shall be strictly controlled below 1.4, from the year 2020 onward.

Under the New PRC Enterprise Income Tax Law, we may be classified as a “resident enterprise” of China. Such classification could result in unfavorable tax consequences to us and our non-PRC holders of shares and ADSs.

Pursuant to the PRC Enterprise Income Tax Law, or the EIT Law, as recently amended on December 29, 2018, and its implementation rules, which became effective on January 1, 2008, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax, or EIT, purposes. Under the implementation rules of the EIT Law, the term “de facto management body” is defined as the management body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. On April 22, 2009, the State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, which is amended and supplemented by the Announcement Regarding the Determination of PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies issued by the State Administration of Taxation on January 29, 2014. Circular 82 and its amendments sets out certain specific criteria and process for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in China.

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

Similarly, such unfavorable tax consequences could apply to our Hong Kong, Cayman and BVI subsidiaries, if either of them is deemed to be a “resident enterprise” by the PRC tax authorities. Notwithstanding the foregoing provisions, the EIT Law also provides that the dividends paid between “qualified resident enterprises” are exempt from EIT. If our Hong Kong, Cayman and BVI subsidiaries are deemed “resident enterprises” for PRC EIT purposes, the dividends they receive from their PRC subsidiaries, including 21Vianet China, may constitute dividends between “qualified resident enterprises” and therefore qualify for tax exemption. However, the definition of “qualified resident enterprise” is unclear and the relevant PRC government authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC EIT purposes. Even if such dividends qualify as “tax-exempt income,” we cannot guarantee that such dividends will not be subject to any withholding tax.

We and our non-tax resident investors face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the State Administration of Tax issued the Notice on Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or Circular 7. Circular 7 extends its tax jurisdiction to not only indirect transfers but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. Circular 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-tax resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-tax resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may re-characterize such indirect transfer as a direct transfer of the equity interests in the PRC tax resident enterprise and other properties in China. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of up to 10% for the transfer of equity interests in a PRC resident enterprise. Nevertheless, Circular 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market.

On October 17, 2017, the State Administration of Tax issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017 and was amended on June 15, 2018. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-tax resident enterprise income tax. Pursuant to Circular 7 and SAT Bulletin 37, both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes. However, as these rules and notices are relatively new and there is a lack of clear statutory interpretation, we face uncertainties on the reporting and consequences on future private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises, or sale or purchase of shares in other non-PRC resident companies or other taxable assets by us. Our Cayman Islands holding company and other non-PRC resident enterprises in our group may be subject to filing obligations or may be taxed if our Cayman Islands holding company and other non-PRC resident enterprises in our group are transferors in such transactions, and may be subject to withholding obligations if our Cayman Islands holding company and other non-PRC resident enterprises in our group are transferees in such transactions. For the transfer of shares in our Cayman Islands holding company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under Circular 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with these rules and notices or to request the relevant transferors from whom we purchase taxable assets to comply, or to establish that our Cayman Islands holding company and other non-tax resident enterprises in our group should not be taxed under

Circular 7 and/or SAT Bulletin 37, which may have a material adverse effect on our financial condition and results of operations. There is no assurance that the tax authorities will not apply Circular 7 and/or SAT Bulletin 37 to our offshore restructuring transactions where non-PRC resident investors were involved if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. As a result, we and our non-PRC resident investors may be at risk of being taxed under Circular 7 and/or SAT Bulletin 37 and may be required to comply with or to establish that we should not be taxed under Circular 7 and/or SAT Bulletin 37, which may have a material adverse effect on our financial condition and results of operations or such non-PRC resident investors’ investments in us. We have conducted acquisition transactions in the past and may conduct additional acquisition transactions in the future. We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance for the investigation of PRC tax authorities with respect thereto. Heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

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

A number of our PRC subsidiaries and consolidated affiliated entities, including 21Vianet Beijing, SH Blue Cloud, and SZ DYX are entitled to enjoy a preferential tax rate of 15% due to their qualification as HNTE. The qualification as an HNTE is subject to annual administrative evaluation and a three-year review by the relevant authorities in China. If 21Vianet Beijing, SH Blue Cloud and SZ DYX fail to maintain or renew their HNTE status, their applicable EIT rate may be increased to 25%, which could have a material adverse effect on our financial condition and results of operations.

In April 2011, Xi’an Sub, a subsidiary located in Shaanxi Province, was qualified for a preferential tax rate of 15% and started to apply this rate from then on. The preferential tax rate is awarded to companies that are located in West Regions of China which operate in certain encouraged industries. This qualification will need to be assessed on an annual basis. For the years ended December 31, 2016, 2017 and 2018, the tax rate assessed for Xi’an Sub was 25%, 25% and 15%, respectively.

For the year ended December 31, 2018, our other PRC subsidiaries would be subject to an EIT rate of 25%, unless they are qualified as Small Scale and Low Profit Enterprises which would be entitled to exempt fifty percent (50%) of their income from tax and enjoy a reduced EIT rate of 20%.

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

As our costs and expenses are mostly denominated in RMB, the appreciation of the RMB against the U.S. dollar would increase our costs in U.S. dollar terms. In addition, as our operating subsidiaries and VIEs in China receive revenues in RMB, any significant depreciation of the RMB against the U.S. dollar may have a material and adverse effect on our revenues in U.S. dollar terms and financial condition, and the value of, and any dividends payable on, our ordinary shares. For example, to the extent that we need to convert U.S. dollars into Renminbi for capital expenditures and working capital and other business purposes, such as the proceeds from our 2017 Bonds and 2020 Notes, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the

Renminbi would have a negative effect on the U.S. dollar amount available to us. These and other effects on our financial data resulting from fluctuations in the value of the RMB against the U.S. dollar could have a material and adverse effect on the market price of our ADSs and your investment. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk.”

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

In addition, the market price for our ADSs has fluctuated since we first listed our ADSs on the Nasdaq Global Select Market on April 21, 2011. In 2018, the trading prices of our ADSs have ranged from US$5.01 to US$11.98 per ADS, and the last reported closing price on March 26, 2019 was US$8.17 per ADS. The market price for our ADSs may be highly volatile and subject to wide fluctuations in response to factors including the following:

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

In the future, we may issue additional ordinary shares or ADSs to raise capital, and our existing shareholders could sell substantial amounts of ADSs, including those issued upon the exercise of outstanding options, in the public market. We cannot predict the size of any future issuance of ordinary shares or ADSs or the effect that future sales of our ordinary shares or ADSs would have on the market price of our ADSs. Any future sales of a substantial number of our ADSs in the public market, or the perception that these sales could occur, could cause the trading price of our ADSs to decline and impair our ability to raise capital through the sale of additional equity securities.

You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

Except as described in this annual report and in the deposit agreement, holders of our ADSs are not able to exercise voting rights attaching to the Class A ordinary shares evidenced by our ADSs on an individual basis.

Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the underlying Class A ordinary shares represented by the ADSs. Otherwise, you will not be able to exercise your right to vote unless you withdraw the underlying Class A ordinary shares represented by the ADSs. However, you may not know of the meeting sufficiently in advance to withdraw the ordinary shares. If we ask for instructions from ADS holders, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot assure you that you will receive voting materials in time to instruct the depositary to vote, and it is possible that you, including persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. The deposit agreement provides that if the depositary does not timely receive valid voting instructions from the ADS holders, then the depositary will, with certain limited exceptions, give a discretionary proxy to a person designated by us to vote such shares.

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

Based on the market price of our ADSs and Class A ordinary shares, the value of our assets, and the composition of our assets and income, we believe that we were not a passive foreign investment company (a “PFIC”) for United States federal income tax purposes for our taxable year ended December 31, 2018 and we do not expect to be a PFIC for the current year or for the foreseeable future. Nevertheless, the application of the PFIC rules is subject to ambiguity in several respects and, in addition, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year or for any future taxable year.

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

Although the law in this regard is not entirely clear, we treat our variable interest entities as being owned by us for United States federal income tax purposes because we control their management decisions and we are entitled to substantially all of their economic benefits and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our variable interest entities for United States federal income tax purposes, we would likely be treated as a PFIC for our taxable year ended December 31, 2018 and for subsequent taxable years.

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

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law, conduct most of our operations in China and a majority of our officers and directors reside outside the United States.

We are incorporated in the Cayman Islands and substantially all of our assets are located outside of the United States. We conduct most of our operations in China through our wholly-owned subsidiaries in China. The majority of our officers and directors reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it may be difficult for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under U.S. securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or our directors and officers predicated upon the civil liability provisions of the securities laws of the United States or any state, and it is uncertain whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or our directors and officers predicated upon the securities laws of the United States or any state, on the ground that such provisions are penal in nature.

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

From time to time, we have acquired companies that are complementary to our business, as well as made alternative investments and entered into strategic partnerships or alliances as we see fit, we have also divested part of our business as part of our efforts to adjust our business development strategy. For example:

•	In October 2016, we launched IBM cloud services which are now generally available in China. The deepening partnership will expand IBM ecosystem in China and the Internet of things, or IoT, innovation.

•

In March 2017, we entered into an investment agreement with Warburg Pincus to establish a multi-stage joint venture and build a digital real estate platform in China. We have committed to seed the initial JV with four existing high-performing IDC assets, valued at over US$300 million, and Warburg Pincus has committed to contribute direct capital and extensive industry network and resources in the real estate sector. We will continue to own 51% of the equity interests in the four existing IDC assets while Warburg Pincus will own the remaining 49%. With respect to further projects to be developed by the joint venture, we will initially own 49% of the equity interests and Warburg Pincus will initially own 51% of the equity interests.

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

Our principal executive offices are located at Guanjie Building, Southeast 1st Floor, 10# Jiuxianqiao East Road, Chaoyang District, Beijing, 100016, the People’s Republic of China. Our telephone number at this address is +86 (10) 8456-2121. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the U.S. is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

See Item 4.C, “Organizational Structure” for a diagram illustrating our corporate structure as of the dated of this annual report.

SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website https://ir.21vianet.com/.

B.	Business Overview

Overview

We are a leading carrier and cloud-neutral internet data center services provider in China. We host our customers’ servers and networking equipment and provide interconnectivity to improve the performance, availability and security of their internet infrastructure. We also provide complementary value-added services, such as cloud services, VPN services and hybrid IT services. We started offering public cloud services in 2013, private cloud and hybrid services in 2014 and partnered with numerous cloud service providers to support our comprehensive cloud-neutral platform. We believe that the scale of our data center and networking assets as well as our carrier-neutrality position us well to capture opportunities and become a leader in the rapidly emerging market for cloud computing infrastructure services in China.

Our infrastructure consists of our high-quality data centers and an extensive data transmission network. We operate 20 self-built data centers and 38 partnered data centers located in over 20 cities, including substantially all of China’s major internet hubs with 30,654 cabinets under management that house 180,177 servers as of December 31, 2018. We adopt a distributed deployment method when choosing locations for our partnered data centers based on the specific requests of our customers, demands in different cities and our strategy for POP establishment; therefore, the locations and number of our partnered data centers are subject to change from to time. Our data transmission network includes 172 POPs, which are access points from one place to the rest of the internet. Most of our data centers and our POPs are connected across China.

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

We serve a diversified and loyal base of customers, depending on the different types of services provided by us, our customers include (i) enterprise customers for our hosting and related services, spanning many different industries and ranging from internet companies to government entities, from blue-chip enterprises to small- to mid-sized enterprises and (ii) individual customers that signed for the Windows Azure and Office 365 services. Our average monthly hosting churn rate, based on our core internet data center (IDC) business, was 0.7%, 0.5% and 0.3% in 2016, 2017 and 2018, respectively. Our average monthly recurring revenue from our top 20 customers has increased from RMB74.8 million in 2016 to RMB96.4 million in 2017 and to RMB105.9 million (US$15.4 million) in 2018.

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

Our data centers host the servers of our customers and meet their needs to deploy computing, network, storage and IT infrastructure. Our hosting and related services are scalable, allowing our customers to purchase space and power and upgrade connectivity and services as their requirements evolve. In addition, our customers benefit from our data centers’ wide range of physical security features, including sensitive smoke detection systems, fire suppression systems, secured access, around-the-clock video camera surveillance and security breach alarms. Our data centers are fully-redundant and feature resilient power supplies, energy efficient design, connection with multiple network providers and 24/7 on-site support provided by our skilled engineers. As a result, we are able to guarantee 99.9% uptime for power in our service level agreements.

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

Interconnectivity Services

We provide internet services in the following ways:

•

Border Gateway Protocol (BGP) Network Services. We provide network services that use BGP routing protocol and policies. BGP exchanges routing information for the internet and is the protocol used between ISPs, backing the core routing decisions on the internet. Customers connect to ISPs, and ISPs use BGP to exchange customer and ISP routes, bypassing major internet exchanges. This allows the internet to become a decentralized system, thereby reduces traffic congestion and data transmission time. BGP network is generally considered a premium network service due to its improved internet connectivity and data reachability.

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

•

Multiple-Line Network Services. As a carrier-neutral service provider, our data centers are connected to all carrier and non-carrier networks in China, namely, China Telecom, China Unicom, China Mobile, China Education Network, and China Science and Technology Network. Customers then may choose to connect their servers to multiple networks at the same time.

Our interconnectivity services connect our customers with each other, connect our data centers with China’s telecommunication carriers backbone network and other networks. We provide cross-connection services to the customers of our data center. Upon the request of the customers, we utilize single or multi-mode fiber to create links between the customers directly and privately.

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

•

Private and Hybrid Cloud Services. We expanded our services to provide private cloud and hybrid services through our partnership with IBM in 2014. In October 2016, IBM cloud services (previously known as Bluemix) were made generally available in China through the collaboration with us. In particular, we (i) provide the infrastructure of IBM Cloud combined with the latest technologies of IBM (ii) are responsible for the end-to-end operation of IBM Cloud in China; and (iii) provide a comprehensive set of services, such as IoT and Cloudant, to China’s burgeoning developer community. Our services provided a set of tools for China’s software developers to efficiently develop new apps and technologies based on readily available models.

VPN Services

We offer virtual private network services, or VPN services, primarily through Dermot Holdings Limited and its subsidiaries, or Dermot Entities, which we acquired in August 2014. Dermot Entities offer customers a comprehensive portfolio of customized VPN solutions for both enterprise customers seeking multi-point connectivity and carrier customers seeking to provision off-net customer locations. With over 60 POPs across China, Hong Kong, Singapore, Taiwan and Vietnam, Dermot Entities provide fully-managed network enabling connectivity to more than 700 cities in the region for many “blue-chip” customers across many verticals, including manufacturing, logistics, retail, financial services, eSports, real estate, food and beverage and technology.

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

Our Infrastructure

Our infrastructure, which consists of our data centers and data transmission network, is the foundation upon which we provide services to our customers. As of December 31, 2018, we operate 20 self-built data centers and 38 partnered data centers located in over 20 cities, including all of China’s major internet hubs, with 30,654 cabinets under management that house 180,177 servers. Our extensive network, consisting of 172 POPs, is a “high-speed internet railway” that connects our data centers with each other and links them to China’s telecommunication backbones.

Our Data Centers

We operate two types of data centers: self-built and partnered. We define “self-built” data centers as those with our owned cabinets, and data center equipment housed in buildings we owned, leased from third parties, or we purchased from third parties. We define “partnered” data centers as the data center space and cabinets we leased from China Telecom, China Unicom and other third parties through agreements. As of December 31, 2018, we operate 20 self-built data centers housing 25,711 cabinets and 38 partnered data centers housing 4,943 cabinets.

The table below sets forth the number of data centers and cabinets under our management and the number of servers housed in our data centers as of December 31, 2016, 2017 and 2018.

	As of December 31,
	2016	2017	2018
Data Centers	81	57	58
Cabinets
Self-built	19,294	23,823	25,711
Partnered	7,086	5,257	4,943

Total	26,380	29,080	30,654

Servers	132,648	163,187	180,177

Our data centers are located in over 20 cities as of the date of this annual report. Our nationwide network of data centers not only enables us to serve customers in extended geographic areas, but also establishes a national data transmission network that sets up connections among carriers and service providers in various locations.

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

Our Network

Our network transmits data and directs internet traffic, forming an internet highway system that is linked to the networks of major carriers, non-carriers and ISPs and enhances communications among our data centers, our customers and end users located throughout China and around the world. Our data centers are connected with redundant connections with an estimated capacity of 1,151 gigabits per second to nearly all locations. As of December 31, 2018, our network connects 172 POPs throughout China.

The table below sets forth the number of our POPs and our network service capacity as of the periods ended December 31, 2016, 2017 and 2018.

	As of and for the year ended December 31,
	2016	2017	2018
Number of POPs	706	476	172
Estimated Network Service Capacity*	4,641	1,032	1,151

*	By gigabits per second

Our network also features numerous interfaces with four telecommunication carriers in China, which are China Telecom, China Unicom, China Mobile and China Education Network. Our network is not only connected to the headquarters of each carrier, but also with their local networks throughout China.

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

Customers and Customer Support

Our Customers

We serve a diversified and loyal base of customers, depending on the different types of services provided by us, our customers include (i) enterprise customers for our hosting and related services, spanning many different industries and ranging from internet companies to government entities, from blue-chip enterprises to small- to mid-sized enterprises and (ii) individual customers that signed for the Windows Azure and Office 365 services.

Given the breadth of our customer base, the single largest customer accounted for less than 12% of our total net revenues in any of the past three years. Revenue from our top five customers accounted for approximately 21% of our total net revenues in 2018.

As of December 31, 2018, we had over 5,000 enterprise customers for our hosting and related services, among which 22 were local subsidiaries of a telecommunication carrier in China. Because we negotiate with, maintain and support each of these entities of telecommunication carriers as a separate customer due to the fact that each of them has a separate decision-making authority and services procurement budget, we count each of them as a separate customer. None of these telecommunication carrier customers on a stand-alone basis contributed more than 3% of our revenues in any given year but in the aggregate, they contributed 4%, 2% and 4% of our total revenues, respectively, in 2016, 2017 and 2018, respectively.

We have a loyal customer base, as evidenced by our low churn rate. Our average monthly hosting churn rate, based on our core IDC business, was 0.7%, 0.5% and 0.3% in 2016, 2017 and 2018, respectively. Our average monthly recurring revenue from our top 20 customers were RMB74.8 million, RMB96.4 million and RMB105.9 million (US$15.4 million) in 2016, 2017 and 2018, respectively.

Our experience in serving market leaders in various sectors also provides us with industry knowledge, operational expertise and credibility that we can leverage in cross-selling additional services to our existing and potential customers.

The following table sets forth some of the industries we serve and the representative customers in each industry.

Search Engine/ Portal	Rich Media	eCommerce	Social Networking	Mobile internet	Azure and Office 365 customers	Enterprise VPN
Damai	iQIYI	Meituan	Lvmama	Toutiao	DongFeng-Renault	iKang
Fang	Chineseall	Zhaogang	Qunar	Firefox	Cfwin	Shuttle
Baixing	Mgtv	Jiuxian	Renren	Droi	Yungoal	Ryosan
58	Kuwo	Kongfz	Jiayuan	Hurray!	Pactera	Cheetah Mobiles

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

Consistent with our strong innovation culture, we devote significant resources to the research and development of our proprietary smart technology and cloud computing infrastructure service technologies. Our research and development efforts have yielded 62 patents, 42 patent applications and 70 software copyright registrations, all in China and related to different aspects of internet infrastructure services. We intend to continue to devote a significant amount of time and resources to carry out our research and development efforts.

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

Sales and Marketing

We actively market our portfolio of services and solutions through our direct sales force. Our sales and marketing team is primarily based in Beijing, Shanghai, Shenzhen, Guangzhou, Hangzhou, Xi’an, Hong Kong and Taiwan. We also have dedicated teams for our key customers and provide them service offerings specially tailored to their needs. We up-sell and cross-sell our broad portfolio of services and solutions to our existing customer base. In addition, in an effort to better anticipate and respond to our customers’ needs, we require and foster the collaboration between our sales team and research and development team to develop additional services and solutions that meet the customers’ needs.

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

Competition

We face competition from a wide range of data center service providers and other value-added service providers, including:

•

Carriers. We face competition from state-owned telecommunication carriers, including China Telecom and China Unicom. According to IDC, carriers occupied 54.2% of the data center services market in 2017. In addition, both carriers operate their own networks. Competition is primarily focused on pricing, quality of services and geographic coverage. We believe we are well-positioned to compete with major carriers. Unlike China Telecom and China Unicom, which construct data centers primarily to help sell bandwidth, we provide connectivity to multiple networks in each of our carrier-neutral data centers, providing superior choice and performance. Our private network provides enhanced connectivity among different networks. In comparison, data centers operated by China Telecom and China Unicom generally provide access only to their own network and are often constrained by their networks’ coverage. Due to inadequate interconnectivity among China’s carriers’ networks and among the same carrier’s networks in different provinces, interconnectivity bottlenecks remain a major problem, contributing to slow transmission speeds across services and applications.

•

Carrier-neutral service providers. We face competition from other carrier-neutral service providers, such as SINNET and GDS. Competition is primarily focused on pricing and the quality and breadth of service offerings. We distinguish ourselves by our superior interconnectivity, extensive data transmission network, large number of high-quality data centers, and superior operations, maintenance and other customer services. Due to the unique nature of data center services, where relocation of customer servers and equipment is operationally difficult, customers are highly selective in choosing their data center service provider. Our strong brand, superior reputation and extensive operating experience and expertise remain the key differentiator in attracting and retaining our customers.

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

•

Cloud service providers. Cloud services are a new and emerging market and therefore, we face competition from various market players who have entered into or plan to enter into the new market. While we compete with domestic Chinese cloud service providers, such as AWS and AliCloud, we offer Windows Azure and Office 365, operated by 21Vianet, a leading global public cloud service platform as well as IBM cloud service, operated by 21Vianet, a leading global private cloud service platform. We believe our partnerships with Microsoft and IBM will make us attractive to potential customers, especially enterprise and government entity customers that have a strong demand for cloud services.

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

In addition, some companies may prefer to locate their core data centers in Hong Kong or other areas outside of the PRC partly due to concern of the PRC governmental control over the internet. We do not currently compete with data center service providers located in Hong Kong and overseas, but we may compete with them if we expand our service offerings beyond China. We believe that there are currently no foreign competitors with a significant presence in the data center services market in China, partly due to the regulatory barriers in China’s telecommunications sector. As China represents a potentially lucrative market for foreign competitors, some foreign providers may seek to enter the Chinese market. We believe we have accumulated a deep understanding of the requirements of China’s data center market through our extensive operational experience and have developed a comprehensive suite of services and solutions tailored to the unique characteristics of the internet market in China. As we expand our service offerings, such as cloud services, we expect to face more competitions in those areas as well.

Regulations

This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China or our shareholders’ rights to receive dividends and other distributions from us.

As China’s internet and telecommunication industry is evolving, new laws and regulations may be adopted from time to time that will require us to obtain additional licenses and permits in addition to those that we currently have, and to address new issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and future Chinese laws and regulations applicable to the data center services industry. See “Risk Factors—Risks Related to Doing Business in China.”

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

Pursuant to the Telecom Regulations, value-added telecommunications services covering two or more provinces, autonomous regions, and/or municipalities directly administered by the central government shall be approved by the MIIT, and the providers of such cross-regional value-added telecommunications services are required to obtain the Cross-Regional VAT licenses. Value-added telecommunications services covering certain area within one province, autonomous region, and/or municipality directly administered by the central government shall be approved by the local telecommunications administration authority of such region and the providers of such value-added telecommunications services are required to obtain the VAT licenses. Pursuant to the Administrative Measures for Telecommunications Business Operating Licenses effective on July 3, 2017 and as amended from time to time, promulgated by the MIIT, Cross-Regional VAT licenses shall be approved and issued by the MIIT with five-year terms.

21Vianet Beijing holds a Cross-Regional VAT license issued by the MIIT on January 17, 2012 (which was latest updated on December 18, 2018) with a term effective until January 23, 2022. It is permitted to carry out its (i) data center business under the first category of “value-added telecommunications business” in Beijing; (ii) data center business (excluding internet resources coordination service) under the first category of “value-added telecommunications business” across 3 province-level municipalities and 18 cities in China; (iii) VPN services under the first category of “value-added telecommunications business” across 3 province-level municipalities and 2 cities in China; (iv) internet access service under the first category of “value-added telecommunications business” across 13 province-level municipalities and provinces in China; and internet access service (solely providing services for website users) under the first category of “value-added telecommunications business” across 6 provinces in China; (v) domestic multi-party communications services under the second category of “value-added telecommunications business” across China; and (vi) domestic data transmission services through fixed network under the second category of “basic telecommunications business” across China.

BJ Yilong holds a VAT License issued by Beijing Communications Administration on November 27, 2018 with a term effective until September 9, 2020. It is permitted to carry out its information service business (excluding internet information service) under the second category of “value-added telecommunications business” in Beijing. In addition, pursuant to the VAT License issued to BJ Yilong by Beijing Communications Administration on November 27, 2018 with a term effective until September 24, 2020, BJ Yilong is permitted to carry out the information service business (limited to internet information service) under the second category of “value-added telecommunications business”.

SZ DYX holds a Cross-Regional VAT License issued by the MIIT on September 18, 2013 (which was updated on June 4, 2018) with a term effective until June 4, 2023. It is permitted to carry out (i) VPN services under the first category of “value-added telecommunications business” in China; (ii) call center business under the second category of “value-added telecommunications business” across China; (iii) data center business (excluding internet resource coordination service) under the first category of “value-added telecommunications business”, which covers the service in Beijing, Shanghai and Shenzhen; and (iv) internet access service under the first category of “value-added telecommunications business” across 3 province-level municipalities and provinces in China.

SH Blue Cloud holds a VAT License issued by Shanghai Communications Administration on October 20, 2017 (which was updated on June 26, 2018 to revise the categories of permitted business) with a term effective until October 20, 2022, pursuant to which SH Blue Cloud is permitted to carry out the information service business (limited to internet information service) under the second category of “value-added telecommunications business” in Shanghai. In addition, SH Blue Cloud holds the Cross-Regional VAT License issued by the MIIT on May 18, 2018 with a term effective until February 15, 2020, pursuant to which SH Blue Cloud is permitted to carry out (i) full data center business under the first category of “value-added telecommunications business” in Beijing and Shanghai; (ii) CDN service under the first category of “value-added telecommunications business” in Beijing and Shanghai; (iii) VPN services under first category of “value-added telecommunications business” in Beijing and Shanghai; (iv) internet access service under the first category of “value-added telecommunications business” in Beijing and Shanghai; (v) store-and-forward business under the second category of “value-added telecommunications business” in China; and (vi) domestic call center business under the second category of “value-added telecommunications business” in China.

MIIT initiated a periodical pilot scheme for mobile network resale business by issuing the Pilot Work Notice, pursuant to which, the qualified private sector enterprises are encouraged, but not required, to apply to participate in the pilot scheme in mobile network resale business and the pilot scheme only lasts for a short period ending on December 31, 2015. 21Vianet Beijing has voluntarily applied to participate in the pilot scheme and obtained approval on August 18, 2014, with a term expiring on December 31, 2015. Following expiration of the Pilot Work Notice, MIIT did not extend the effective period of the pilot scheme or issue a long-term regulation. The mobile network resale business continues and MIIT issued a guideline on January 6, 2016 to regulate the wholesale price in the mobile network resale business. In April 2018, MIIT published the Notice on Official Commercialization of Mobile Network Resale Business, or the Mobile Network Resale Business Notice, to officially commercialize the resale business of mobile network from May 1, 2018. Pursuant to the Mobile Network Resale Business Notice, an approved mobile network resale business operator under the aforementioned pilot scheme must renew the existing cooperation contract with a basic telecommunication service provider and apply and obtain for the applicable telecommunication business operation license. During the application period, a pilot enterprise may continue to carry out its mobile network resale business. However, if the basic telecommunication service provider terminates its cooperation with the pilot enterprise, or the pilot enterprise fails to obtain the applicable telecommunication business operation license before April 28, 2020, the pilot enterprise must terminate its mobile network resale business.

MIIT initiated another periodical pilot scheme for broadband access business by issuing the Notice on Liberalizing the Broadband Access Market to Private Capital on December 25, 2014, or the Broadband Notice, pursuant to which, the qualified private sector enterprises are encouraged, but not required, to apply to participate in the pilot scheme in broadband access business and the pilot scheme lasts for 3 years commencing on March 1, 2015. From 2015 to 2017, MIIT issued a series of notices in succession to expand the pilot scheme to all cities in nine provinces and several designated cities in other provinces. MIIT issued the Notice on Deepening the Pilot Scheme in Broadband Access Business on June 19, 2018 to extend the effective period of the pilot scheme to December 31, 2020 and further expand the pilot scheme to all cities in fourteen provinces and several designated cities in other provinces. As of the date of this annual report, we are qualified to provide and have provided broadband access services in Beijing.

Furthermore, the MIIT has strengthened its oversight on the Internet access service market in recent years, which is underscored by the Circular on Clearing Up and Regulating the Internet Access Service Market issued by the MIIT in January 2017 and the Circular on Deepening the Work of Clearing Up and Regulating the Internet Access Service Market issued by the MIIT in April 2018. According to these two circulars, the regulator has launched a series of inspections and rectifications to regulate the market, which will last until March 31, 2019. For example, in February 2018, MIIT issued an internal notice, or the MIIT Internal Notice, pursuant to which telecommunication authorities will carry out a special enforcement campaign to inspect the operations of certain licensed telecommunications operators. In particular, the authorities will pay special attention to any improper operational activities, such as unauthorized establishment of transmission network, unlicensed operation of cross-

border business and improper sublease of broadband resources. According to MIIT Internal Notice, basic telecommunication service providers should exercise extra prudence when considering providing additional network resources to the enterprises under inspection. If the enterprise is found to be engaged in non-compliant operations, it may be subject to various penalties, including suspension of network access, suspension of approving its application for new operation permit until rectification being completed, being publicized as an operator with discredit record or non-compliance record, enhanced oversight of the authority and limitation on new telecommunication business, depending on the seriousness of the violations and the rectification result. The MIIT Internal Notice mandates that the foregoing inspection and scrutiny to be completed by September 30, 2018. According to the MIIT Internal Notice, 47 industry players are subject to the special inspection, including two of our consolidated affiliated entities, 21Vianet Beijing and SZ DYX. After the MIIT Internal Notice was issued, we closely communicated with the in-charge authority to clarify the inspection requirements of the authority and cooperate with them to review our business practices and compliance status. As of the date of this annual report, we have not received any further investigation notice or rectification order from the government authorities.

In addition, the MIIT and other relevant regulatory authorities recently published a series of new regulations, policies with respect to the construction, development and expansion of new and existing data centers. For example, on January 21, 2019, MIIT, National Government Office Administration and National Energy Administration jointly published the Guidance on Promotion of Green Data Center Construction, pursuant to which authorities encourage data centers to adhere to certain average levels of energy conservation and aim to reach several goals including, among others, maintaining the power usage effectiveness (PUE) of newly constructed large and extra-large data centers at or below 1.4 from the year 2022 onward. On September 6, 2018, the General Office of the People’s Government of Beijing Municipality, or the GOPGB, issued the Beijing Municipality’s Catalogue for the Prohibition and Restriction of Newly Increased Industries (2018 Edition), or the 2018 Catalogue, which is a revised edition of the catalogue GOPGB issued in 2015. The 2018 Catalogue prohibits new construction or expansion within Beijing’s certain areas of (i) data centers which are involved in providing Internet data services or information processing and storage support services, except for cloud computing data centers with PUE lower than 1.4, and (ii) call centers. Furthermore, new construction or expansion of data centers which are involved in providing Internet data services or information processing and storage support services with PUE lower than 1.4 is also prohibited within the boundaries of Beijing’s Dongcheng District, Xicheng District, Chaoyang District, Haidian District, Fengtai District, Shijingshan District and Tongzhou New Town.

Regulations on Foreign Investment in Telecommunications Enterprises

The PRC government imposes limitations on the foreign ownership of PRC companies that engage in telecommunications-related business. Under the Administrative Rules for Foreign Investments in Telecommunications Enterprises, or the Foreign Investment Telecommunications Rules, issued by the PRC State Council on December 11, 2001 and effective on January 1, 2002, which was further amended on February 6, 2016, a foreign investor is currently prohibited from owning more than 50% of the equity interest in a PRC company that engages in value-added telecommunications business, and the major foreign investor of a telecommunication business in China must also have experience and a sound track record in providing value-added telecommunications services overseas. Although the Guidance Catalog of Industries for Foreign Investment, as amended in 2017, and the Special Administrative Measures (Negative List) for Foreign Investment Access issued in 2018 allow a foreign investor to own more than 50% of the total equity interest in “online data processing and transaction processing businesses (Operational E-commerce)”, other requirements provided by the Foreign Investment Telecommunications Rules (such as the track record and experience requirement for a major foreign investor) still apply. Foreign investors that meet these requirements must obtain approvals from the MIIT, which retain considerable discretion in granting approvals. In addition, in February 2019, the State Council published its approval of Fully Promoting the Comprehensive Pilot Program for Expanding the Opening Up of Service Industry in Beijing, pursuant to which Beijing will lift foreign ownership limits on internet access service industry (only the service of providing users with internet access) in certain pilot zones in Beijing. Nevertheless, since this approval is recently published and the local authorities in Beijing has not promulgated any implementing rules or guidelines as of the date of this annual report, it remains uncertain as to the interpretation and implementation of this new policy in many aspects, such as whether the abovementioned requirements provided by the Foreign Investment Telecommunications Rules for a major foreign investor and the MIIT approval will still apply in Beijing.

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

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, as most recently amended on October 10, 2018, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts (e.g. pre-establishment expenses account, foreign exchange capital account, guarantee account), the reinvestment of lawful incomes derived by foreign investors in the PRC (e.g. profit, proceeds of equity transfer, capital reduction, liquidation and early repatriation of investment), and purchase and remittance of foreign exchange as a result of capital reduction, liquidation, early repatriation or share transfer in an FIE no longer require SAFE approval, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible before. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, as most recently amended on October 10, 2018, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

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

Contractual Arrangements with Our Variable Interest Entities and Their Shareholders

PRC laws and regulations currently restrict foreign ownership of telecommunications value-added business. Because we are a Cayman Islands company, we are classified as a foreign enterprise under PRC laws and regulations and our wholly-owned PRC subsidiaries, 21Vianet China, SZ Zhuoaiyi and aBitCool DG, are considered as wholly-owned FIEs. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements among us, our wholly-owned PRC subsidiaries, our variable interest entities and their shareholders. The shareholders of our variable interest entities are founders, directors, executive officers, employees or shareholders of our company. They are also PRC citizens and therefore, our variable interest entities are considered as domestic companies under the PRC laws. For the years ended December 31, 2016, 2017 and 2018, our consolidated affiliated entities contributed most of our total net revenues.

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

Our contractual arrangements with our variable interest entities and their shareholders are described in further detail as follows:

Agreements that Provide Us Effective Control

Share Pledge Agreements. On February 23, 2011, 21Vianet China entered into a share pledge agreement with 21Vianet Technology and each of its shareholders. Pursuant to the share pledge agreement, each of the shareholders pledged his shares in 21Vianet Technology to 21Vianet China in order to secure the shareholders’ payment obligations under the loan agreement. Each shareholder also agreed not to transfer or create any other security or restriction on the shares of 21Vianet Technology without the prior consent of 21Vianet China. 21Vianet China, at its own discretion, is entitled to acquire each shareholder’s equity interests in 21Vianet Technology as permitted by PRC laws. We have registered the pledges of the equity interests in 21Vianet Technology with the local branch of the State Administration for Industry and Commerce, and currently known as State Administration for Market Regulation.

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

In April 2013, we completed acquisition of 100% equity interests in iJoy Holding Limited, or iJoy BVI, and its subsidiaries (collectively known as “iJoy”). In June 2014, we established aBitCool DG, which controls 100% of the equity interests in WiFire Network through contractual arrangements entered into in July 2014. The key terms of the contractual arrangements in relation to BJ iJoy and WiFire Network are similar to the contractual arrangements in relation to 21Vianet Technology, pursuant to which iJoy BVI and WiFire Group Inc., or WiFire Group, were considered as the primary beneficiaries of BJ iJoy and WiFire Network, respectively.

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

Our headquarters are located at Guanjie Building Southeast, 1st Floor, 10# Jiuxianqiao East Road, Chaoyang District, Beijing, the People’s Republic of China. We lease facilities for our office space in Beijing, Shanghai, Guangzhou, Shenzhen, Xi’an, Foshan, Dongguan, Hangzhou, Suzhou, Hong Kong and Taiwan. Our office leases generally have terms ranging from one to ten years and may be renewed upon expiration of the lease terms. As of December 31, 2018, our offices occupied an aggregate of 34,754 square meters of leased space.

In Beijing, we also lease facilities for our self-built data centers located: (i) in the Chaoyang District, through three lease agreements with BOE Technology Group Co., Ltd., or BOE Technology, one lease agreement with Beijing Seven Star Technology Group Co., Ltd., one lease agreement with Telehouse Beijing BEZ Data Centre, and six lease agreements with China Youth Printing Factory, (ii) in the Beijing Economic and Technological Development Zone, through a lease agreement with Beijing Tengfei Boda Real Estate Development Co., Ltd., and (iii) in the Daxing District, through a lease agreement with Beijing Xingguang Tuocheng Investment Co., Ltd.. These leases provide an aggregate of approximately 75,637 square meters of leased space and host a total of 11,472 cabinets as of December 31, 2018. The three leases with BOE Technology one all expiring on August 31, 2019. The lease with Beijing Seven Star Technology Group Co., Ltd. has a term of 5 years expiring on January 6, 2022. The lease with Telehouse Beijing BEZ Data Center has a term of 10 years expiring on March 31, 2027. The leases may be renewed upon mutually agreed-upon terms before they expire. Each of the six leases with China Youth Printing Factory has a term of 5 years expiring on March 31, 2023, and we have the pre-emptive right to purchase the property upon any change of control circumstance in the property owner. The lease with Beijing Tengfei Boda Real Estate Development Co., Ltd. has a term of ten years expiring on August 31, 2021, subject to our pre-emptive right to renew the lease. The lease with Beijing Xingguang Tuocheng Investment Co., Ltd. has a term of twenty years expiring on February 28, 2033, subject to our pre-emptive right to renew the lease. In 2018, we entered into a lease with Beijing Tuspark Harmonious Investment Development Co., Ltd., a subsidiary of Tus Holdings, which has a term of 20 years expiring on September 27, 2038 and will automatically extend for another 20 years, and the cabinets and equipment in this premise are still under construction.

In Shenzhen, we also lease facilities for our self-built data centers located in the Nanshan District, through two lease agreements with Shenzhen Merchants Property Development Co., Ltd. and a lease agreement with Shenzhen Toukong Industrial Park Development and Operation Co., Ltd.. These leases provide an aggregate of approximately 4,347 square meters of leased space and hosted a total of 736 cabinets as of December 31, 2018. The two leases with Shenzhen Merchants Property Development Co., Ltd. both have a term of 47 months expiring on September 30, 2015, which has been extended to September 30, 2020. The lease with Shenzhen Toukong Industrial Park Development and Operation Co., Ltd. has a term of eight years expiring on November 1, 2022.

In Shanghai, we also lease facilities for our self-built data centers located in the Baoshan District, through a lease agreement with Shanghai Cloud Century Co., Ltd., which provides an aggregate of 12,151 square meters of leases space and hosted a total of 1,412 cabinets as of December 31, 2018. The lease has a term of 20 years expiring on December 5, 2030. We also lease facilities for our self-built data centers located in the Pudong District, through a lease agreement with Shanghai Gosun Data System Co., Ltd., which provides an aggregate of 5,952 square meters of leases space and hosts a total of 1,194 cabinets as of December 31,2018. The lease has a term of 8 years expiring on August 31, 2026.

In Hangzhou, we also lease facilities for our self-built data centers, offices and research centers located in Hangzhou Economic Development Zone, through a lease agreement with Hangzhou Economic and Development Zone Qiantang Real Estate Development Co., Ltd., which provides an aggregate of 11,020 square meters of leased space and hosted a total of 1,063 cabinets as of December 31, 2018. The lease has a term of twenty years expiring on July 31, 2031, subject to our pre-emptive right to renew the lease.

In Guangzhou, we also lease facilities for our self-built data centers located in Guangzhou Economic and Technological Development Zone, through a lease agreement with Elec & Eltek International Company Limited, which provides an aggregate of 52,264 square meters of leases space and hosted a total of 1,516 cabinets as of December 31, 2018. The lease has a term of 10 years expiring on December 31, 2024.

We have also built our own data centers in our self-owned buildings in Beijing, Xi’an, Shanghai, Foshan, Guangzhou, Suzhou and Ningbo, housing 8,318 cabinets.

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

Overview

We are a leading carrier and cloud-neutral internet data center services provider in China. We host our customers’ servers and networking equipment and provide interconnectivity to improve the performance, availability and security of their internet infrastructure. We also provide complementary value-added services, such as cloud services, VPN services and hybrid IT services. We started offering public cloud services in 2013, private cloud and hybrid services in 2014, and partnered with numerous cloud providers to support our comprehensive cloud-neutral platform. We believe that the scale of our data center and networking assets as well as our carrier-neutrality position us well to capture opportunities and become a leader in the rapidly emerging market for cloud computing infrastructure services in China.

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

Our total net revenues generated from providing hosting and related services increased from RMB2,668.7 million in 2016 to RMB2,975.2 million in 2017 and further to RMB3,401.0 million (US$494.7 million) in 2018, representing a CAGR of 12.9% from 2016 to 2018. The total number of cabinets under our management increased from 26,380 as of December 31, 2016 to 29,080 as of December 31, 2017 and to 30,654 as of December 31, 2018. Our average monthly recurring net revenues from hosting and related services increased from RMB204.2 million in 2016 to RMB235.9 million in 2017 and further to RMB275.4 million (US$40.1 million) in 2018. We recorded a net loss of RMB931.9 million, RMB917.6 million and RMB186.7 million (US$27.2 million) in 2016, 2017 and 2018, respectively, which reflected share-based compensation expenses of RMB118.7 million, RMB47.1 million and RMB59.5 million (US$8.7 million), respectively. Our results of operations also reflect the effects of our acquisitions and dispositions during the respective periods.

Factors Affecting Our Results of Operations

Our business and results of operations are generally affected by the development of China’s data center services market. We have benefited from the rapid growth of China’s data center services market during the recent years. According to IDC, the total China internet data center services market was US$10.7 billion in 2017, a 35.9% year over year growth rate, and is expected to reach US$35.4 billion in 2022, representing a five-year CAGR of 27.1%. However, any adverse changes in the data center services market in China may harm our business and results of operations.

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

Number of Cabinets under Management and Cabinet Utilization Rate

Our revenues are directly affected by the number of cabinets under management and the utilization rates of these cabinet spaces. We had 26,380, 29,080 and 30,654 cabinets under management as of December 31, 2016, 2017 and 2018, respectively. Our annualized average monthly cabinet utilization rates were 76.0%, 75.3% and 70.6% in 2016, 2017 and 2018, respectively. We calculate the annualized cabinet utilization rate in a year as the average of the four quarterly cabinet utilization rates in that year, and we calculate quarterly cabinet utilization rate by dividing our weighted average billable cabinets by weighted average cabinet capacity in that quarter. Our quarterly and annualized cabinet utilization rates fluctuate due to the continuous changes in both our weighted average billable cabinets and weighted average cabinet capacity. Our future results of operations and growth prospects will largely depend on our ability to increase the number of cabinets under management while maintaining optimal cabinet utilization rate. With the rapid growth of China’s internet industry, demand for cabinet spaces has increased significantly and we do not always have sufficient self-built capacity to meet such demand. It usually takes twelve to eighteen months to build a data center together with cabinets and equipment installed. To meet our customers’ immediate demand, we may partner with China Telecom, China Unicom or other parties and lease cabinets from them. Due to the time needed to build data centers and the long-term nature of these investments, if we over-estimate the market demand for cabinets, it will lower our cabinet utilization rate and negatively affect our results of operations.

Monthly Recurring Revenues and Churn Rate

Our average monthly recurring revenues and churn rate directly affect our results of operations. Our business is based on a recurring revenue model of our hosting and related services. We consider these services recurring as our customers are generally billed and revenue recognized on a fixed and recurring basis each month for the duration of their contract, which is generally one to three years in length. Our non-recurring revenues are primarily comprised of fees charged for installation services, additional bandwidth used by customers beyond contracted amount and other value-added services. These services are considered to be non-recurring as they are billed and recognized over the period of the customer service agreement.

We use “monthly recurring revenues” to measure those revenues recognized on a fixed and recurring basis each month. Recurring revenues from hosting and related services have comprised more than 90% of our net revenues from hosting and related services during the past three years. Our average monthly recurring revenues from hosting and related services increased from RMB204.2 million in 2016 and to RMB235.9 million in 2017 and further to RMB275.4 million (US$40.1 million) in 2018.

We use “churn rate” to measure the reduction of monthly revenues that are attributable to the termination of customer contracts as a percentage of total monthly recurring revenues of the previous month. Our average monthly hosting churn rate, based on our core IDC business, was 0.7% in 2016, 0.5% in 2017 and 0.3% in 2018.

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

•

Cloud computing services. Cloud computing services, largely through our partnerships with Microsoft, IBM and others, have contributed to our results of operations in 2016, 2017 and 2018. While our cloud computing platforms are now supporting a significant number of customers, we believe the cloud computing market in China is still in its early stages. Key factors of growth in this market include signing up services from new customers, improving utilization rates of cloud computing resources with existing customers introducing well-developed applications to improve cloud computing adoption rates, and partnering with more cloud providers to offer a comprehensive cloud-neutral platform.

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

The mix of the self-built data centers and partnered data centers also affects our cost structure. Gross margin for cabinets located in our partnered data centers is generally lower than cabinets located in our self-built data centers. This is because telecommunication carriers who lease cabinet spaces to us for our partnered data centers would demand a profit on top of their costs in connection with the leasing of cabinet spaces to us. We plan to continue to lease data centers from such carriers or purchase data center facilities to meet the immediate market demand while building new or expanding existing data centers in Beijing, Shanghai, Shenzhen, Hangzhou, Jiangsu, Xi’an, Suzhou and the Greater Guangzhou area. If we cannot effectively manage the market demand and increase the number of cabinets located in self-built data centers relatively to partnered data centers, we may not be able to improve our gross margins.

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

	For the Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	USD	%
	(in thousands, except percentages)
Net revenues:
Hosting and related services	2,668,655	73.3	2,975,178	87.7	3,401,037	494,660	100.0
Managed network services	973,119	26.7	417,527	12.3	—	—	—

Total net revenues	3,641,774	100.0	3,392,705	100.0	3,401,037	494,660	100.0

Hosting and Related Services

Hosting and related services have been our primary sources of revenues. We provide hosting and related services to house servers and networking equipment in our data centers and connect them through our data transmission network. We also provide cloud services, VPN services, hybrid IT services and other value-added services as part of our hosting and related services business. Revenues from our hosting and related services were RMB2,668.7 million, RMB2,975.2 million and RMB3,401.0 million (US$494.7 million) in 2016, 2017 and 2018, respectively, representing 73.3%, 87.7% and 100% of our total net revenues in the respective periods.

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

Cost of Revenues

Our cost of revenues primarily consists of telecommunications cost, and other costs. The following table sets forth, for the periods indicated, our cost of revenues, in absolute amounts and as a percentage of our total net revenues:

	For the Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Cost of revenues:
Telecommunications costs	1,811,565	49.7	1,533,615	42.5	1,332,280	193,772	39.2
Others	1,118,073	30.7	1,100,680	35.1	1,123,886	163,463	33.0

Total cost of revenues	2,929,638	80.4	2,634,295	77.6	2,456,166	357,235	72.2

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

The following table sets forth, for the periods indicated, our cost of revenues by segment, in absolute amounts and as a percentage of the net revenues of the relevant segment:

	For the Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Cost of revenues:
Hosting and related services	1,936,658	72.6	2,130,279	71.6	2,456,166	357,235	72.2
Managed network services	992,980	102.0	504,016	120.7	—	—	—

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

	For the Year Ended December 31,
	2016		2017		2018
	RMB	% of Net Revenues	RMB	% of Net Revenues	RMB	US$	% of Net Revenues
	(in thousands, except percentages)
Operating expenses:
Sales and marketing expenses(1)	352,926	9.7	256,682	7.6	172,176	25,042	5.1
Research and development expenses(1)	149,337	4.1	149,143	4.4	92,109	13,397	2.7
General and administrative expenses(1)	639,648	17.6	519,950	15.3	462,637	67,288	13.5
Allowance/(reversal) for doubtful debt	117,564	3.2	37,427	1.1	(598)	(87)	(0.0)
Changes in the fair value of contingent purchase consideration payable	(93,307)	(2.6)	937	0.0	(13,905)	(2,022)	(0.4)
Impairment of long-lived assets	392,947	10.8	401,808	11.8	—	—	—
Impairment of goodwill	—	—	766,440	22.6	—	—	—
Operating income	(6,783)	(0.2)	(5,439)	(0.2)	(5,027)	(731)	(0.1)

Total Operating Expenses(1)	1,552,332	42.6	2,126,948	62.6	707,392	102,887	20.8

Note:

(1)	Includes share-based compensation expense as follows:

	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Allocation of share-based compensation expenses:
Sales and marketing expenses	2,490	(681)	2,139	311
Research and development expenses	(2,924)	142	1,385	201
General and administrative expenses	123,273	47,945	53,346	7,759

Total share-based compensation expenses	122,839	47,406	56,870	8,271

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

Share-Based Compensation Expenses

We recorded share-based compensation expenses in connection with share options and RSUs granted under our 2010 Plan and 2014 Plan. As of February 28, 2019, options to purchase 1,226,568 ordinary shares and 3,260,324 RSUs have been granted to our employees, directors and consultants. We recorded share-based compensation expenses in the amount of RMB122.8 million, RMB47.4 million and RMB56.9 million (US$8.3 million) for the year ended December 31, 2016, 2017 and 2018, respectively, in connection with our share-based incentive grants.

Taxation

The Cayman Islands

The Cayman Islands currently does not levy taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our company levied by the government of the Cayman Islands, except for stamp duties that may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. The Cayman Islands is not a party to any double taxation treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands. Additionally, upon payments of dividends by our company to the shareholders, no Cayman Islands withholding tax will be imposed.

The British Virgin Islands

The Company and all dividends, interest, rents, royalties, compensation and other amounts paid by the Company to persons who are not resident in the BVI and any capital gains realized with respect to any shares, debt obligations, or other securities of the Company by persons who are not resident in the BVI are exempt from all provisions of the Income Tax Ordinance in the BVI.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not resident in the BVI with respect to any shares, debt obligation or other securities of the Company.

All instruments relating to transfers of property to or by the Company and all instruments relating to transactions in respect of the shares, debt obligations or other securities of the Company and all instruments relating to other transactions relating to the business of the Company are exempt from payment of stamp duty in the BVI. This assumes that the Company does not hold an interest in real estate in the BVI.

There are currently no withholding taxes or exchange control regulations in the BVI applicable to the Company or its members.

Hong Kong

Our Hong Kong subsidiaries are subject to Hong Kong profits tax at a rate of 16.5% for the three years ended December 31, 2016, 2017 and 2018. Our Hong Kong subsidiaries may be exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

Taiwan

The Taiwan branch of Diyixian.com Limited is incorporated in Taiwan and is subject to Taiwan profits tax rate of 17% for the year ended December 31, 2016, 2017 and 2018.

The PRC

Our PRC subsidiaries are subject to PRC EIT on their taxable income in accordance with the relevant PRC income tax laws.

Effective from January 1, 2008, the statutory corporate income tax rate is 25%, except for certain entities eligible for preferential tax rates.

21Vianet Beijing has been qualified for an HNTE since 2008 and will continue to enjoy a preferential tax rate through 2019. For the years ended December 31, 2016, 2017 and 2018, 21Vianet Beijing enjoyed a preferential tax rate of 15%.

In April 2011, Xi’an Sub, a subsidiary located in Shaanxi Province, was qualified for a preferential tax rate of 15% and started to apply this rate from then on. The preferential tax rate is awarded to companies that are located in West Regions of China which operate in certain encouraged industries. This qualification will need to be assessed on an annual basis. For the years ended December 31, 2016, 2017 and 2018, the tax rate assessed for Xi’an Sub was 25%, 25% and 15%, respectively.

In 2015, SH Blue Cloud was recognized as an HNTE and is eligible for a 15% preferential tax rate effective from 2015 to 2017. The HNTE certificate was renewed in 2018 and will expire in October 2021. For the years ended December 31, 2016, 2017 and 2018, SH Blue Cloud enjoyed a preferential tax rate of 15%.

In 2016, SZ DYX was qualified as an HNTE and is eligible for a 15% preferential tax rate effective from 2016 to 2018, and thereafter for an addition three years if it is able to meet the HNTE technical and administrative requirements in those three years. For the years ended December 31, 2016, 2017 and 2018, SZ DYX enjoyed a preferential tax rate of 15%.

Our other PRC subsidiaries were subject to an EIT rate of 25% for the years ended December 31, 2016 and 2017. For the year ended December 31, 2018, our other PRC subsidiaries would be subject to an EIT rate of 25%, unless they are qualified as Small Scale and Low Profit Enterprises which would be entitled to exempt fifty percent (50%) of their income from tax and enjoy a reduced EIT rate of 20%. Some of our PRC subsidiaries can enjoy such reduced EIT rate as their financial data are determined to meet the standard of “small scale and low profit” enterprise when filing with the tax bureau.

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

PRC VAT. In November 2011, the Ministry of Finance and the State Administration of Taxation jointly issued two circulars setting out the details of the pilot value-added tax, or VAT, reform program, which changed the charge of sales tax from business tax to VAT for certain pilot industries. The pilot VAT reform program initially applied only to the pilot industries in Shanghai, and was expanded to eight additional regions, including, among others, Beijing and Guangdong province, in 2012. In August 2013, the program was further expanded nationwide. In May 2016, the program was expanded to cover additional industry sectors such as construction, real estate, finance and consumer services. In November 2017, PRC State Counsel issued State Counsel Order 691 to abolish business tax, and issued the amendment to Interim Regulations of PRC Value Added Taxes, or the VAT Regulation, pursuant to which enterprises and individuals that (i) sell goods or labor services of processing, repair or replacement of goods, (ii) sell services, intangible assets, or immovables, or (iii) import goods within the territory of the PRC are subject to VAT.

Effective from September 2012, all services provided by 21Vianet China and certain services provided by 21Vianet Technology and 21Vianet Beijing were subject to a VAT of 6%.

Effective from June 2014, all value-added telecommunication services provided in mainland China were subject to a VAT of 6% whereas basic telecommunication services are subject to a VAT of 11%. Effective from May 2018, the VAT rate on basic telecommunication services was replaced by a new rate of 10%, and is further replaced by the rate of 9% effective from April 2019.

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

Revenue Recognition

We provide hosting and related services including hosting of customers’ servers and networking equipment, connecting customers’ servers with internet backbones and other value-added services (“Hosting services”), virtual private network services providing encrypted secured connection to public internet (“VPN services”) and public cloud service through strategic partnership with Microsoft (“Cloud services”).

On January 1, 2018, we adopted ASU No. 2014-09, Revenue from Contracts with Customers, (“ASC 606”), which supersedes the revenue recognition requirements in ASC Topic 605, Revenue Recognition, (“ASC 605”), using the modified retrospective transition method applied to those contracts which were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under ASC 606, while prior period amounts have not been adjusted and continue to be reported in accordance with historic accounting under ASC 605. The impact of adopting the new revenue standard was not material to consolidated financial statements and there was no adjustment to beginning retained earnings on January 1, 2018.

Under ASC 606, an entity recognizes revenue as it satisfies a performance obligation when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration, if any; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. We only apply the five-step model to contracts when it is probable that the entity will collect the consideration to which it is entitled in exchange for the goods or services it transfers to the customer.

Once a contract is determined to be within the scope of ASC 606 at contract inception, we review the contract to determine which performance obligations we must deliver and which of these performance obligations are distinct. We recognize revenue based on the amount of the transaction price that is allocated to each performance obligation when that performance obligation is satisfied or as it is satisfied.

We are a principal and records revenue on a gross basis when we are primarily responsible for fulfilling the service, has discretion in establish pricing and controls the promised service before transferring that service to customers. Otherwise, we record revenue at the net amounts as commissions.

We derive revenue primary from the delivery of Hosting services, VPN services and Cloud services.

Hosting services are services that we dedicate data center space to house customers’ servers and networking equipment and provides tailored server administration services including operating system support and assistance with updates, server monitoring, server backup and restoration, server security evaluation, firewall services, and disaster recovery. We also provides interconnectivity services to connect customers with each other, internet backbones in China and other networks through Border Gateway Protocol, or BGP, network, or single-line, dual-line or multiple-line networks. Hosting services are typically provided to customers for a fixed amount over the contract service period and the related revenues are recognized on a straight-line basis over the term of the contract. For certain contracts where considerations are based on the usage of the Hosting services, the related revenues are recognized based on the consumption at the predetermined rate as the services are rendered throughout the contact term. We are a principal and records revenue for Hosting service on a gross basis.

VPN services are services that we extend customers’ private networks by setting up secure and dedicated connections through the public internet. VPN services are provided to customers for a fixed amount over the contract service period and revenue are recognized on a straight-line basis over the term of the contract. We are a principal and records revenue for VPN service on a gross basis.

Cloud services allow businesses to run their applications over the internet using the IT infrastructure. Revenue from Cloud services consisted of incentive revenue from Microsoft upon completion of certain conditions and a fixed percentage amount based on gross sales price generated from Cloud services provided to end customers. Cloud services are generally provided to end customers for a fixed amount over the contract period and the related revenues are recognized on a straight-line basis over the contract period. For certain contracts where considerations are based on the usage of the cloud resources, the related revenues are recognized based on the consumption at the predetermined rate as the services are rendered throughout the contract term. We record revenue for Cloud service on a net basis.

For certain arrangements, customers are required to pay us before the services are delivered. When either party to a revenue contract has performed, we recognize a contract asset or a contract liability in the consolidated balance sheet, depending on the relationship between our performance and the customer’s payment. Contract liabilities were mainly related to fee received for Hosting services to be provided over the contract period, which were presented as deferred revenue on the consolidated balance sheets.

Deferred revenue represents our obligation to transfer the goods or services to a customer for which we have received consideration (or an amount of consideration is due) from the customer. As of December 31, 2017 and 2018, we have deferred revenue amounting up to RMB55.8 million and RMB57.8 million (US$8.4 million), respectively. The increase in deferred revenue as compared to the year ended December 31, 2017 is a result of the increase in consideration received from the customers. Revenue recognized from opening deferred revenue balance was RMB45.5 million (US$6.6 million) for the year ended December 31, 2018.

Fair Value of Financial Instruments

Our financial instruments include cash and cash equivalents, restricted cash, short-term investments, accounts receivable and payable, other receivables and payables, bonds payable, short-term and long-term bank borrowings, available-for-sale debt investments, share-settled bonus, liability-classified restricted share units and the contingent purchase consideration payable included in the balances with related parties. Other than the bonds payable, long-term bank borrowings, share-settled bonus and the contingent purchase consideration payable included in the balances with related parties, the carrying values of these financial instruments approximate their fair values due to their short-term maturities.

The carrying amounts of long-term bank borrowings approximate their fair values since they bear interest rates which approximate market interest rates. The contingent purchase considerations in both cash and shares and share-settled bonus are initially measured at fair value on the acquisition dates of the acquired businesses and the date of grant, respectively, and subsequently re-measured at the end of each reporting period with an adjustment for fair value recorded to the current period income.

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

Short-term Investments

All highly liquid investments with original maturities of greater than three months but less than twelve months, are classified as short-term investments. Interest income is included in earnings.

Long-term Investments

Our long-term investments consist of equity investments without readily determinable fair value, equity method investments and available-for-sale debt investments.

Prior to adopting ASC Topic 321, Investments—Equity Securities, (“ASC 321”) on January 1, 2018, we carries at cost its investments in investees that do not have readily determinable fair value and over which we do not have significant influence, in accordance with ASC Subtopic 325-20, Investments-Other: Cost Method Investments, (“ASC 325-20”).We only adjust the carrying value of such investments for other-than-temporary decline in fair value and for distribution of earnings that exceed our share of earnings since its investment.

Management regularly evaluates the impairment of equity investments without readily determinable fair value based on the performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of the investment.

We adopted ASC 321 on January 1, 2018 and the cumulative effect of adopting the new standard on opening retained deficit is nil. Pursuant to ASC 321, equity investments, except for those accounted for under the equity method and those that result in consolidation of the investee and certain other investments, are measured at fair value, and any changes in fair value are recognized in earnings. For equity securities without readily determinable fair value and do not qualify for the existing practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), to estimate fair value using the net asset value per share (or its equivalent) of the investment, we elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. Equity securities with readily determinable fair value are measured at fair values, and any changes in fair value are recognized in earnings.

Pursuant to ASC 321, for equity investments measured at fair value with changes in fair value recorded in earnings, we do not assess whether those securities are impaired. For those equity investments that we elect to use the measurement alternative, we make a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the entity has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the entity has to recognize an impairment loss in net income equal to the difference between the carrying value and fair value.

Available-for-sale debt investments are convertible debt instruments issued by private companies, which are measured at fair value, with unrealized gains or losses recorded in accumulated other comprehensive income.

Investments in equity investees represent investments in entities in which we can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC Subtopic 323-10, Investments-Equity Method and Joint Ventures: Overall, (“ASC 323-10”). we apply the equity method of accounting that is consistent with ASC 323-10 in limited partnerships in which we hold a three percent or greater interest. Under the equity method, we initially record our investment at cost and prospectively recognizes its proportionate share of each equity investee’s net profit or loss into its consolidated statements of operations. The difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill included in equity method investments on the consolidated balance sheets. We evaluate our equity method investments for impairment under ASC 323-10. An impairment loss on the equity method investments is recognized in the consolidated statements of operations when the decline in value is determined to be other-than-temporary.

Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. In accordance with ASC Topic 350, Goodwill and Other Intangible Assets, (“ASC 350”), recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present.

In accordance with ASC 350, we assigned and assessed goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. Prior to the change in segment reporting in 2016, we had one single reporting unit which is also its only operating segment. Goodwill that has arisen as a result of the acquisitions of subsidiaries was assigned to this reporting unit. Immediately upon the change in segment reporting in 2016, there were two reporting units consisting of two service lines namely hosting and related services and managed network services. The goodwill was reassigned to the two reporting units using a relative fair value allocation approach.

After the disposal of WiFire Entities and Aipu Group in September 2017, we determined that there is only hosting and related services remained and hence our company as a whole is one reporting unit as of December 31, 2018.

We early adopted ASU No. 2017-04, Simplifying the Test for Goodwill Impairment, (“ASU 2017-04”), which simplifies the accounting for goodwill impairment by eliminating Step two from the goodwill impairment test. Under the new guidance, if a reporting unit’s carrying amount exceeds its fair value, an entity will record an impairment charge based on that difference. The impairment charge will be limited to the amount of goodwill allocated to that reporting unit. Fair value is primarily determined by computing the future discounted cash flows expected to be generated by the reporting unit.

Immediately before the disposal of WiFire Entities and Aipu Group in September 2017, we completed the impairment test for goodwill in managed network services. We determined the fair value of the reporting unit using the income approach based on the discounted expected cash flows associated with the reporting unit. The discounted cash flows for the reporting unit were based on five-year projections. Cash flow projections were based on past experience, actual operating results and management best estimates about future developments as well as certain market assumptions. Cash flows after five years were estimated using a terminal value calculation, which considered terminal value growth at 3%, considering the long-term revenue growth for entities in a similar industry in the PRC. The discount rate of approximately 13% was derived and used in the valuations which reflect the market assessment of the risks specific to us and our industry and is based on its weighted average cost of capital. The resulting fair value of the reporting unit significant lower than its carrying value, we fully impaired goodwill in managed network services and recorded an amount of RMB766 million for impairment loss of goodwill as of December 31, 2017.

Pursuant to ASC 350, we elected to perform a qualitative assessment for hosting and related services. As of October 1, 2018, we completed the annual impairment test for goodwill that has arisen out of its acquisitions. We evaluated all relevant factors including, but not limited to, macroeconomic conditions, industry and market conditions, financial performance, and the share price of us. We weighed all factors in their entirety and concluded that we were not more-likely-than-not the fair value was less than the carrying amount of the reporting unit, and further impairment testing on goodwill was unnecessary.

No impairment loss of goodwill in hosting and related services was recognized for the years ended December 31, 2016, 2017 and 2018, respectively.

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

As of December 31, 2017, due to continued operational losses, we recorded the long-lived assets impairment amounting to RMB170.7 million and RMB231.1 million for the asset groups of Aipu Group and WiFire Entities, respectively, resulting from excess of the carrying amount of the asset groups over their fair values of the two asset groups, respectively.

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

In 2018, we performed a qualitative assessment for impairment on whether events or changes in circumstances indicate that the carrying amount of an asset or a group of long-lived assets might not be recoverable. No impairment was recognized for the year ended December 31, 2018 as there was no impairment indicator identified.

We recorded impairment charges associated with our long-lived assets and acquired intangibles as follows:

	Years ended December 31,
	2016	2017	2018
	RMB’000	RMB’000	RMB’000	US$’000
Impairment of property and equipment	238,144	237,956	—	—
Impairment of intangible assets	154,803	163,852	—	—

Leases

Leases are classified at the inception date as either a capital lease or an operating lease. We did not enter into any leases whereby we are the lessor for any of the periods presented. As the lessee, a lease is a capital lease if any of the following conditions exists: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life, or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. We entered into capital leases for certain optical fiber, computer and network equipment and property in the years ended December 31, 2016, 2017 and 2018.

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

We have elected to recognize compensation expense using the straight-line method for share-based awards granted with service conditions that have a graded vesting schedule. For share-based awards granted with performance conditions, we recognize compensation expense using the accelerated method. We commence recognition of the related compensation expense if it is probable that the defined performance condition will be met. To the extent that we determine that it is probable that a different number of share-based awards will vest depending on the outcome of the performance condition, the cumulative effect of the change in estimate is recognized in the period of change. For share-based awards with market conditions, the probability to achieve market conditions is reflected in the grant date fair value. We recognized the related compensation expenses when the requisite service is rendered using the accelerate method.

For the performance bonuses that the employees can elect to settle in cash and/or restricted shares at an agreed premium of us (“Share-Settled Bonus”), we estimate the portion of the arrangement to be settled shares based on our past settlement practices and classify such portion as a liability in accordance with ASC topic 480 (“ASC 480”), Distinguishing Liabilities from Equity. We re-measure the fair value of such liability at each reporting period end through earnings until the underlying shares were granted to the employees and accounted for the granted restricted shares unit as equity award. The original cash bonus amount continues to be classified as a liability within “Accrued expenses and other payables-Others” in the consolidated balance sheets until the end of the six months’ lock-up period as such amounts will be paid to the employees in cash upon the termination of their employment. The fair value of the premium will be reclassified to additional paid in capital and recognized over the remaining lock-up period using the accelerated method, respectively.

A cancellation of the terms or conditions of an equity award under original award in exchange for a new award should be treated as modification. The compensation costs associated with the modified awards are recognized if either the original vesting conditions or the new vesting conditions have been achieved. Total recognized compensation cost for the awards is at least equal to the fair value of the original awards at the grant date unless at the date of the modification the performance or service conditions of the original awards are not expected to be satisfied. The incremental compensation cost is measured as the excess of the fair value of the replacement awards over the fair value at the modification date. Therefore, in relation to the modified awards, we recognize share-based compensation over the vesting periods of the new awards, which comprises (i) the amortization of the incremental portion of share-based compensation over the remaining vesting term, and (ii) any unrecognized compensation cost of original awards, using either the original term or the new term, whichever results in higher expenses for each reporting period. For modification of a liability award that remains a liability after modification, the liability award continues to be re-measured at fair value at each reporting date.

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

On November 26, 2016, the Board approved a new incentive program to replace unvested RSUs to certain individuals with a new bonus scheme which will be settled by issuing a variable number of shares with a fair value equal to fixed dollar amount on the settlement date. The modification was treated as an equity to liability modification in accordance with ASC 718. We re-measure the fair value of such liability at each reporting period end through earnings until the actual settlement date, which is the date when the number of underlying shares were fixed and recorded the incremental cost over the remaining vesting term and the unrecognized compensation of original awards using the new term.

On January 1, 2017, we adopted ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting, and elected to account for forfeitures as they occur.

Segment Reporting

In accordance with ASC 280 Segment Reporting (“ASC 280”), we historically had only one single reportable segment since our chief executive officer, who has been identified as our chief operating decision-maker (“CODM”) formerly relied on the consolidated results of operations when making decisions on allocating resources and assessing performance of us. On October 1, 2016, we changed our reportable segments as the CODM now reviews the operating result of two different services in order to allocate resources and assess performance of us. The operations of us are organized into two segments, consisting of the Hosting and related services and Managed network services. Hosting and related services includes the data center and related businesses such as IDC, Cloud and VPN. Managed network services includes CDN, MNS, hosting area network services and last-mile wired broadband service.

In September 2017, we disposed of WiFire Entities and Aipu Group, which are primarily engaged in the managed network services. After the disposals, the CODM reviews the operation results on our basis. As of December 31, 2017 and 2018, we only has one reporting segment.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), (“ASU 2016-02”), which requires a lessee to recognize a lease liability and a right-of-use asset for all leases with lease terms of more than 12 months. This guidance is effective for annual reporting periods beginning after December 15, 2018, including interim periods within those years, and early adoption is permitted. In January 2018, the FASB issued ASU No. 2018-01, Leases: Land Easement Practical Expedient, (“ASU 2018-01”), which provides an optional transition practical expedient for land easements. The effective date of the transition requirements for the amendment is the same as the effective date and transition requirements in ASU 2016-02. Subsequently, the FASB issued ASU No. 2018-10, Codification Improvements to Topic 842, Leases, (“ASU 2018-10”), which clarifies certain aspects of the guidance issued in ASU 2016-02; and ASU No. 2018-11, Leases (Topic 842): Targeted Improvements, (“ASU 2018-11”), which provides an additional transition method and a practical expedient for separating components of a contract for lessors. ASU 2016-02 modifies existing guidance for off balance sheet treatment of lessees’ operating leases by requiring lessees to recognize lease assets and lease liabilities. Under ASU 2016-02, lessor accounting is largely unchanged. ASU 2018-10 clarifies certain provisions and correct unintended applications of the guidance such as the application of implicit rate, lessee reassessment of lease classification, and certain transition adjustments that should be recognized to earnings rather than to stockholders’ equity. ASU 2018-11 provides an alternative transition method and practical expedient for separating contract components for the adoption of Topic 842. ASU 2018-11, ASU 2018-10, and ASU 2016-02 (collectively, “the new lease standards”) are effective for public business entities for annual reporting periods and interim periods within those years beginning after December 15, 2018. These new lease standards become effective for us on January 1, 2019. We will adopt this standard effective January 1, 2019 using the modified retrospective method, and chose to apply the new standard as of the effective date and will not restate comparable period. Consequently, all of our operating lease commitments were recognized as lease liabilities, with corresponding right-of-use assets, based on the present value of the remaining minimum rental payments under current leasing standards for existing operating leases. We will elect the package of practical expedients permitted under the transition guidance within the new standard, which permits us not to reassess under the new standard its prior conclusions about lease identification, lease classification and initial direct costs. Our operating leases mainly related to offices and data center space will be subject to ASU 2016-02 and right-of-use assets and lease liabilities will be recognized on our consolidated balance sheet. We currently believe the most significant change will be related to the recognition of right-of-use assets and lease liabilities on our balance sheet for operating leases. We do not expect any material impact on net assets and the consolidated statement of comprehensive loss as a result of adopting the new standard.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, (“ASU 2016-13”). ASU 2016-13 changes the impairment model for most financial assets and certain other instruments. The standard will replace “incurred loss” approach with an “expected loss” model for instruments measured at amortized cost. For available-for-sale debt securities, entities will be required to record allowances rather than reduce the carrying amount, as they do today under the other-than-temporary impairment model. The standard is effective for public business entities for annual periods beginning after December 15, 2019, and interim periods therein. Early adoption is permitted. We are evaluating the effect that this guidance will have on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement, (“ASU 2018-13”). ASU 2018-13 modifies the disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. The amendments in ASU 2018-13 will be effective for us beginning after January 1, 2020 including interim periods within the year. Early adoption is permitted. An entity is permitted to early adopt any removed or modified disclosures upon issuance of ASU No. 2018-13 and delay adoption of the additional disclosures until their effective date. We are evaluating the impact of adopting this new standard will have on its consolidated financial statements.

Inflation

In the last 3 years, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2016, 2017 and 2018 were 2.0% and 1.6% and 2.1%, respectively. The year-over-year percent changes in the consumer price index for January 2017, 2018 and 2019 were increases of 2.5%, 1.5% and 1.7%, respectively. Although we have not been materially affected by inflation in the past, we cannot assure you that we will not be affected in the future by higher rates of inflation in China.

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

	For the Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	USD	%
	(in thousands, except percentages)
Consolidated Statements of Operations Data:
Net revenues	3,641,774	100.0	3,392,705	100.0	3,401,037	494,660	100.0
Hosting and related services	2,668,655	73.3	2,975,178	87.7	3,401,037	494,660	100.0
Managed network services	973,119	26.7	417,527	12.3	—	—	—
Cost of revenues	(2,929,638)	(80.4)	(2,634,295)	(77.6)	(2,456,166)	(357,235)	(72.2)

Hosting and related services	(1,936,658)	(53.2)	(2,130,279)	(62.7)	(2,456,166)	(357,235)	(72.2)

Managed network services	(992,980)	(27.3)	(504,016)	(14.9)	—	—	—

Gross profit	712,136	19.6	758,410	22.4	944,871	137,425	27.8
Operating (expenses) income:
Sales and marketing expenses	(352,926)	(9.7)	(256,682)	(7.6)	(172,176)	(25,042)	(5.1)
Research and development expenses	(149,337)	(4.1)	(149,143)	(4.4)	(92,109)	(13,397)	(2.7)
General and administrative expenses	(639,648)	(17.6)	(519,950)	(15.3)	(462,637)	(67,288)	(13.5)
(Allowance)/reversal for doubtful debt	(117,564)	(3.2)	(37,427)	(1.1)	598	87	0.0
Changes in the fair value of contingent purchase consideration payables	93,307	2.6	(937)	(0)	13,905	2,022	0.4
Impairment of long-lived assets	(392,947)	(10.8)	(401,808)	(11.8)	—	—	—
Impairment of goodwill	—	—	(766,440)	(22.6)	—	—	—
Operating income	6,783	0.2	5,439	0.2	5,027	731	0.1

Total operating expenses	(1,552,332)	(42.6)	(2,126,948)	(62.6)	(707,392)	(102,887)	(20.8)

Operating (loss) profit	(840,196)	(23.1)	(1,368,538)	(40.2)	237,479	34,538	7.0
Interest income	21,078	0.6	32,925	1.0	45,186	6,572	1.3
Interest expense	(198,589)	(5.5)	(185,313)	(5.5)	(236,066)	(34,334)	(6.9)
Impairment of long-term investment	—	—	(20,258)	(0.6)	—	—	—
Gain on disposal of subsidiaries	—	—	497,036	14.7	4,843	704	0.1
Loss on debt extinguishment	(29,841)	(0.8)	—	—	—	—	—
Other income	28,922	0.8	16,764	0.5	58,033	8,441	1.7
Other expenses	(16,449)	(0.5)	(17,060)	(0.5)	(4,103)	(597)	(0.1)
Foreign exchange gain (loss)	56,341	1.5	(17,153)	(0.5)	(81,055)	(11,789)	(2.4)

(Loss) income before income taxes and gain (loss) from equity method investments	(978,734)	(26.9)	(1,061,597)	(31.1)	24,317	3,535	0.7

Income tax benefits (expense)	11,160	0.3	90,170	2.7	(24,411)	(3,550)	(0.7)
Gain (loss) from equity method investments	35,652	1.0	53,783	1.6	(186,642)	(27,146)	(5.5)
Consolidated net loss	(931,922)	(25.6)	(917,644)	(26.8)	(186,736)	(27,161)	(5.5)

Net loss (income) attributable to non-controlling interest	298,324	8.2	144,914	4.3	(18,329)	(2,666)	(0.5)

Net loss attributable to the Company’s ordinary shareholders	(633,598)	(17.4)	(772,730)	(22.5)	(205,065)	(29,827)	(6.0)

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Net Revenues

Our net revenues in 2018 increased from RMB3,392.7 million in 2017 to RMB3,401.0 million (US$494.7 million) in 2018. The increase was primarily attributable to the growing demand for data centers and cloud services in the domestic market, partially offset by the disposal of WiFire Entities and Aipu Group.

Revenues from our hosting and related services amounted to RMB3,401.0 million (US$494.7 million) in 2018, increasing by 14.3% from RMB2,975.2 million in 2017. The increase in revenues from our hosting and related services was primarily due to (i) the increase in the total number of billable cabinets and the amount of monthly recurring revenue per cabinet under our management, which was attributable to growing customer demand, (ii) the growth in demand for our cloud business. The number of cabinets under our management increased from 29,080 as of December 31, 2017 to 30,654 as of December 31, 2018.

Cost of Revenues

Our cost of revenues decreased by 6.8% from RMB2,634.3 million in 2017 to RMB2,456.2 million (US$357.2 million) in 2018. Our telecommunication costs decreased by 13.1% from RMB1,533.6 million in 2017 to RMB1,332.3 million (US$193.8 million) in 2018. The decrease in our cost of revenues was primarily due to our improved cost efficiency of hosting and related services and disposal of WiFire Entities and Aipu Group.

Gross Profit

Our gross profit increased by 24.6% from RMB758.4 million in 2017 to RMB944.9 million (US$137.4 million) in 2018. As a percentage of net revenues, our gross profit increased from 22.4% in 2017 to 27.8% in 2018. The increase of gross profit and gross margin was primarily due to our improved cost efficiency of hosting and related services and disposal of WiFire Entities and Aipu Group.

Operating Expenses

Our operating expenses decreased by 66.7% from RMB2,126.9 million in 2017 to RMB707.4 million (US$102.9 million) in 2018. Our operating expenses as a percentage of net revenues decreased from 62.6% in 2017 to 20.8% in 2018. The decrease of our operating expenses was primarily due to the successful implementation of the Company’s efficiency enhancement initiatives and the decrease in labor cost as a result of the disposal of WiFire Entities and Aipu Group.

Sales and Marketing Expenses. Our sales and marketing expenses decreased by 32.9% from RMB256.7 million in 2017 to RMB172.2 million (US$25.0 million) in 2018, primarily due to a decrease in labor cost as a result of the disposal of WiFire Entities and Aipu Group. As a percentage of net revenues, our sales and marketing expenses was 7.6% and 5.1% in 2017 and 2018, respectively.

Research and Development Expenses. Our research and development expenses decreased from RMB149.1 million in 2017 to RMB92.1 million (US$13.4 million) in 2018. As a percentage of net revenues, our research and development expenses decreased from 4.4% in 2017 to 2.7% in 2018.

General and Administrative Expenses. Our general and administrative expenses decreased by 11.0% from RMB520.0 million in 2017 to RMB462.6 million (US$67.3 million) in 2018, primarily due to a decrease in labor cost as a result of the disposal of WiFire Entities and Aipu Group. As a percentage of net revenues, our general and administrative expenses decreased from 15.3% in 2017 to 13.5% in 2018.

Changes in the Fair Value of Contingent Purchase Consideration Payable. We recorded a gain from the changes of the fair value of contingent purchase consideration payable in the amount of RMB13.9 million (US$2.0 million) in 2018 in connection with our acquisition, which was attributable to the seller’s waiver of its rights to receive contingent purchase consideration in this transaction.

Impairment of long-lived assets. We incurred nil in impairment of long-lived assets in 2018.

Impairment of goodwill. We incurred nil in impairment of goodwill in 2018.

Interest Income

Our interest income increased from RMB32.9 million in 2017 to RMB45.2 million (US$6.6 million) in 2018, primarily due to an increase in interest income generated from short-term investments.

Interest Expense

Our interest expense increased from RMB185.3 million in 2017 to RMB236.1 million (US$34.3 million) in 2018, primarily due to interest expense recognized for the 2020 Notes.

Other Income

Our other income increased from RMB16.8 million in 2017 to RMB58.0 million (US$8.4 million) in 2018. Other income in 2018 was primarily attributable to disposal gain on an equity method investment and equity investment without readily determinable fair value.

Other Expenses

Our other expenses decreased from RMB17.1 million in 2017 to RMB4.1 million (US$0.6 million) in 2018. Other expenses in both periods were primarily due to the loss attributable to the disposal of certain of our equipment, such as servers and back-up batteries.

Loss on Debt Extinguishment

We incurred nil in loss on debt extinguishment in 2018.

Foreign Exchange (Loss) Gain

We had a foreign exchange loss of RMB81.1 million (US$11.8 million) in 2018, primarily due to the appreciation of U.S. dollar against Renminbi in 2018.

Income Tax (Expense) Benefits

We recorded income tax expense in the amount of RMB24.4 million (US$3.6 million) in 2018, compared with income tax benefits of RMB90.2 million in 2017, with the effective tax rates 15.0%. This is primarily due to:

•	Change in valuation allowance leads to an increase in the income tax expense in the amount of RMB79.7 million (US$11.6 million) in 2018;

•	Loss incurred outside China reduces the income tax benefit by RMB63.5 million (US$9.2 million) in 2018; and

•	Current and deferred tax rate differences leads to an income tax benefit in the amount of RMB37.9 million (US$5.5 million) in 2018.

Consolidated Net Loss

As a result of the above, we recorded a net loss of RMB186.7 million (US$27.2 million) in 2018, as compared to a net loss of RMB917.6 million in 2017.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Net Revenues

Our net revenues in 2017 decreased by 6.8% from RMB3,641.8 million in 2016 to RMB3,392.7 million in 2017. The decrease was primarily caused by the decline in net revenues generated from managed network services, which were deconsolidated from the fourth quarter of 2017 and partially offset by the growth of our hosting and related services.

Revenues from our hosting and related services amounted to RMB2,975.2 million in 2017, increasing by 11.5% from RMB2,668.7 million in 2016. The increase in revenues from our hosting and related services was primarily due to (i) the increase in the total number of billable cabinets under our management, which was attributable to growing customer demand, (ii) the growth in demand for our cloud business. The number of cabinets under our management increased from 26,380 as of December 31, 2016 to 29,080 as of December 31, 2017.

Cost of Revenues

Our cost of revenues decreased by 10.1% from RMB2,929.6 million in 2016 to RMB2,634.3 million in 2017. Our telecommunication costs decreased by 15.3% from RMB1,811.6 million in 2016 to RMB1,533.6 million in 2017. The decrease in our cost of revenues was primarily due to our improved cost efficiency and disposal of WiFire Entities and Aipu Group.

We expect that our cost of revenues will increase as our business expands. Additionally, we anticipate recording significant expenses related to the amortization of the intangible assets related to the acquisition of the intangible assets of our subsidiaries as these intangible assets are amortized over their remaining useful lives.

Gross Profit

Our gross profit increased by 6.5% from RMB712.1 million in 2016 to RMB758.4 million in 2017. As a percentage of net revenues, our gross profit increased from 19.6% in 2016 to 22.4% in 2017. The increase of gross profit and gross margin was primarily due to our improved cost efficiency of hosting and related service.

Operating Expenses

Our operating expenses increased by 37.0% from RMB1,552.3 million in 2016 to RMB2,126.9 million in 2017. Our operating expenses as a percentage of net revenues increased from 42.6% in 2016 to 62.7% in 2017. The increase of our operating expenses was primarily due to our recognition of impairment of long-lived assets and goodwill as a result of the disposal of WiFire Entities and Aipu Group.

Sales and Marketing Expenses. Our sales and marketing expenses decreased by 27.3% from RMB352.9 million in 2016 to RMB256.7 million in 2017, primarily due to reduced agency costs and advertising expenses and labor cost as a result of the disposal of WiFire Entities and Aipu Group. As a percentage of net revenues, our sales and marketing expenses was 9.7% and 7.6% in 2016 and 2017, respectively.

Research and Development Expenses. Our research and development expenses decreased from RMB149.3 million in 2016 to RMB149.1 million in 2017. As a percentage of net revenues, our research and development expenses increased from 4.1% in 2016 to 4.4% in 2017.

General and Administrative Expenses. Our general and administrative expenses decreased by 18.7% from RMB639.6 million in 2016 to RMB520.0 million in 2017, primarily due to a decrease in labor cost as a result of the disposal of WiFire Entities and Aipu Group. As a percentage of net revenues, our general and administrative expenses decreased from 17.6% in 2016 to 15.3% in 2017.

Changes in the Fair Value of Contingent Purchase Consideration Payable. We recorded a decrease in the fair value of contingent purchase consideration payable in the amount of RMB0.9 million in 2017 in connection with our acquisition, which was primarily due to a decrease in the fair value of estimated contingent share considerations during this period.

Impairment of long-lived assets. We recorded impairment of long-lived assets in the amount of RMB401.8 million in connection with disposal of WiFire Entities and Aipu Group.

Impairment of goodwill. We recorded an impairment of goodwill in the amount of RMB766.4 million during this period, primarily related to the disposal of WiFire Entities and Aipu Group in the third quarter in 2017.

Interest Income

Our interest income increased from RMB21.1 million in 2016 to RMB32.9 million in 2017, primarily due to an increase in interest income generated from short-term investments.

Interest Expense

Our interest expense decreased from RMB198.6 million in 2016 to RMB185.3 million in 2017, primarily due to the repayment of the 2017 Bonds. In June 2017, we fully repaid the 2017 Bonds.

Other Income

Our other income decreased from RMB28.9 million in 2016 to RMB16.8 million in 2017. Other income in 2017 was primarily attributable to disposal gain on long-lived assets and government grant received.

Other Expenses

Our other expenses increased from RMB16.4 million in 2016 to RMB17.1 million in 2017. Other expenses in both periods were primarily due to the loss attributable to the disposal of certain of our equipment, such as servers and entry securities systems.

Loss on Debt Extinguishment

We incurred nil in loss on debt extinguishment in 2017. We incurred loss on debt extinguishment in the amount of RMB29.8 million in 2016 due to repurchase of 78.97% of the outstanding principal amount of the 2017 Bonds with the total consideration of RMB1,613.9 million including payment of accrued interests of RMB18.7 million.

Foreign Exchange (Loss) Gain

We had a foreign exchange loss of RMB17.2 million in 2017, compared to a foreign exchange gain of RMB56.3 million in 2016, primarily due to the depreciation of U.S. dollar relative to Renminbi in 2017 for the U.S. dollar denominated bonds.

Income Tax (Expense) Benefits

We recorded income tax benefits in the amount of RMB90.2 million in 2017, compared with income tax benefits of RMB11.2 million in 2016, with the effective tax rates 8.9%. This is primarily due to:

•	The decrease of taxable income tax for our PRC subsidiaries and consolidated affiliated entities due to operating performance;

•	increase in change in valuation allowance from RMB158.7 million in 2016 to RMB174.4 million in 2017.

•

the effect of preferential tax rates of negative RMB90.1 million enjoyed by certain of our PRC subsidiaries and consolidated affiliated entities. 21Vianet Beijing, SH Blue Cloud and SZ DYX are qualified as HNTEs and enjoy a preferential income tax rate of 15%.

Consolidated Net Loss

As a result of the above, we recorded a net loss of RMB917.6 million in 2017, as compared to a net loss of RMB931.9 million in 2016.

B.	Liquidity and Capital Resources

As of December 31, 2018, we had RMB2,358.6 million (US$343.0 million) in cash and cash equivalents, RMB302.5 million (US$44.0 million) in restricted cash (current and non-current portion) and RMB245.0 million (US$35.6 million) in short-term investments.

As of December 31, 2018, we had short-term bank borrowings and long-term bank borrowings (current portions) from various commercial banks with an aggregate outstanding balance of RMB125.3 million (US$18.2 million), and long-term bank borrowings (excluding current portions) from various commercial banks with an aggregate outstanding balance of RMB112.0 million (US$16.3 million). The short-term bank borrowings bore weighted average interest rates of 4.22%, 4.04% and 4.05% per annum, respectively, in 2016, 2017 and 2018. Our short-term bank borrowings have maturity terms of one year and expire at various times throughout the year. There are no material covenants or restrictions on us associated with our outstanding short-term borrowings.

We have entered into long-term bank borrowing arrangements since 2013 with maturity terms of two to five years. The long-term bank borrowing (including current portion) outstanding as of December 31, 2016, 2017 and 2018 bore weighted-average interest rates of 5.85%, 5.50% and 5.31% per annum, respectively, in 2016, 2017 and 2018 and have certain financial covenants.

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

We have unused credit line in the amount of RMB21.4 million (US$3.1 million) as of December 31, 2018, pursuant to credit agreements entered into with five banks. A total of RMB462.9 million (US$67.3 million) credit line was granted to us under five credit agreements, of which we have used RMB441.5 million (US$64.2 million). There are no material covenants that restrict our ability to undertake additional financing associated with the used credit line. No terms and conditions of the unused credit line are available yet because utilization of such unused portion requires approval by the banks and separate loan agreements setting forth detailed terms and conditions will only be entered into with the banks upon utilization. We believe the working capital as of December 31, 2018 is sufficient for our present requirements.

As of December 31, 2018, we had total outstanding debts of RMB2,275.1 million (US$330.9 million). The growth of our business relies on the construction of new data centers. In additions, we also intend to acquire or invest in companies that are complementary to our business. Therefore, we intend to use the proceeds of our outstanding debt mainly to add new data centers and fund acquisitions. For example, as of December 31, 2018, we have purchase commitments (commitments related to acquisition of machinery, equipment, construction in progress, bandwidth and cabinet capacity) of RMB1,629.1 million (US$236.9 million) coming due during the 12-month period, and we intend to use a portion of the proceeds to fund the purchase commitments.

As of December 31, 2018, the amount of outstanding debt inside and outside of the PRC was RMB237.3 million (US$34.5 million) and RMB2,037.8 million (US$296.4 million), respectively. We believe we have sufficient financial resources to meet both of our onshore and offshore debt obligations when due.

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

As of December 31, 2018, the total amount of cash and cash equivalents, restricted cash and short-term investments was RMB2,906.0 million (US$422.7 million), of which RMB879.8 million (US$128.0 million), RMB251.8 million (US$36.6 million) and RMB1,774.4 million (US$258.1 million) was held by our consolidated affiliated entities, PRC subsidiaries and offshore subsidiaries, respectively. Cash transfers from our PRC subsidiaries to our subsidiaries outside of China are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of our PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to receive and utilize our revenues effectively.” The major cost that would be incurred to distribute dividends is the withholding tax imposed on the dividends distributed by our PRC operating subsidiaries at the rate of 10% or a lower rate under an applicable tax treaty, if any.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2016(1)	2017(1)	2018
	RMB	RMB	RMB	US$
	(in thousands)
Net cash generated from operating activities	57,569	487,202	704,966	102,534
Net cash used in investing activities	(841,017)	(833,307)	(304,846)	(44,337)
Net cash generated from (used in) financing activities	1,908,883	(612,651)	(19,901)	(2,896)
Effect on foreign exchange rate changes on cash and cash equivalents and restricted cash	160,289	(140,298)	85,333	12,411
Net increase (decrease) in cash and cash equivalents and restricted cash	1,285,724	(1,099,054)	465,552	67,712
Cash and cash equivalents and restricted cash at beginning of the year	2,008,799	3,294,523	2,195,469	319,318
Cash and cash equivalents and restricted cash at end of the year	3,294,523	2,195,469	2,661,021	387,030
Cash and cash equivalents, restricted cash and short-term investments at end of the year	3,572,469	2,744,359	2,906,035	422,666

Note:

(1)

The FASB issued new guidance in August 2016 and further updated in November 2016, which requires that amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning of period and end of period total amount shown on the statement of cash flows. This guidance has been adopted and applied retrospectively by us to the prior periods of 2016 and 2017 presented herein.

Operating Activities

Net cash generated from operating activities was RMB705.0 million (US$102.5 million) in 2018, compared to net cash generated from operating activities of RMB487.2 million in 2017.

Net cash generated from operating activities in 2018 primarily resulted from a net loss of RMB186.7 million (US$27.2 million), positively adjusted for certain items such as (i) depreciation of property and equipment of RMB566.5 million (US$82.4 million), (ii) the increase in advances from customers of RMB266.8 million (US$38.8 million), and (iii) loss from equity method investments of RMB186.6 million (US$27.1 million) , partially offset by certain item such as the increase in prepaid expenses and other current assets of RMB261.3 million (US$38.0 million).

Net cash generated from operating activities in 2018 primarily reflected payments of RMB3,611.8 million (US$525.3 million) received from our customers, partially offset by our payments for telecommunication costs of RMB852.0 million (US$123.9 million) in 2018, payment for taxes of RMB86.3 million (US$12.6 million) and payment to employees of RMB670.1 million (US$97.5 million).

Net cash generated from operating activities was RMB487.2 million in 2017, compared to net cash generated from operating activities of RMB57.6 million in 2016.

Net cash generated from operating activities in 2017 primarily resulted from a net loss of RMB917.6 million, positively adjusted for certain items such as (i) impairment of goodwill of RMB766.4 million, (ii) depreciation of property and equipment of RMB523.5 million, (iii) impairment of long-lived assets of RMB401.8 million, (iv) the increase in accrued expenses and other payables of RMB270.1 million, (v) the increase in advances from customers of RMB201.8 million, and (vi) amortization of intangible assets of RMB143.6 million, partially offset by certain items such as (i) the increase in gain from disposal of subsidiaries of RMB497.0 million, (ii) the increase in prepaid expenses and other current assets of RMB310.2 million, and (iii) the increase in deferred tax benefits of RMB128.0 million.

Net cash generated from operating activities in 2017 primarily reflected payments of RMB3,560.9 million received from our customers, partially offset by our payments for telecommunication costs of RMB1,099.7 million in 2017, payment for taxes of RMB81.6 million and payment to employees of RMB725.8 million.

Investing Activities

Net cash used in investing activities was RMB304.8 million (US$44.3 million) in 2018, as compared to net cash used in investing activities of RMB833.3 million in 2017. Net cash used in investing activities in 2018 is primarily related to our purchase of property and equipment in the amounts of RMB435.2 million (US$63.3 million), our payments for long-term investments in the amount of RMB252.8 million (US$36.8 million), our payment for short-term investments in the amount of RMB98.9 million(US$14.4 million), offset by proceeds received from maturity for short-term investments in the amount of RMB417.6 million (US$60.7 million), proceeds from disposal of long-term investments in the amount of RMB75.7 million (US$11.0 million).

Net cash used in investing activities was RMB833.3 million in 2017, as compared to net cash used in investing activities of RMB841.0 million in 2016. Net cash used in investing activities in 2017 is primarily related to our payment for short-term investments in the amount of RMB755.9 million, our purchase of property and equipment in the amounts of RMB396.0 million, our payment for long-term investments in the amount of RMB162.2 million, offset by proceeds received from maturity for short-term investments in the amount of RMB484.9 million, and receipt of loan in the amount of RMB100.0 million from a third party.

Financing Activities

Net cash used in financing activities was RMB19.9 million (US$2.9 million) in 2018, as compared to net cash used in financing activities amounting to RMB612.7 million in 2017. Net cash used in financing activities in 2018 is primarily related to the payment for purchase of property and equipment through capital leases of RMB279.9 million (US$40.7 million) and the repayment of long-term bank borrowings of RMB70.6 million

(US$10.3 million), partially offset by the contribution from noncontrolling interest in a subsidiary of RMB196.3 million (US$28.5 million) and proceeds from the issuance of notes of RMB95.6 million (US$13.9 million).

Net cash used in financing activities was RMB612.7 million in 2017, as compared to net cash generated from financing activities amounting to RMB1.9 billion in 2016. Net cash used in financing activities in 2017 is primarily related to repayment of short-term bank borrowings in the amount of RMB1,673.7 million, repayment of 2017 Bonds in the amount of RMB420.6 million, payment for purchase of property and equipment through capital leases in the amount of RMB199.1 million, rental prepayment and deposits for sales and leaseback transactions in the amount of RMB164.7 million, payment for share repurchase plan in the amount of RMB133.1 million and repayment of loan from a third party in the amount of RMB100.0 million, and offset by proceeds from issuance of 2020 Notes in the amount of RMB1,936.2 million and contribution from noncontrolling interest in a subsidiary of RMB134.6 million.

Capital Expenditures

We had capital expenditures relating to the addition of property and equipment of RMB574.5 million, RMB396.0 million and RMB435.2 million (US$63.3 million) in 2016, 2017 and 2018, respectively, representing 15.8%, 11.8% and 12.8%, respectively, of our total net revenues. Our capital expenditures were primarily for building self-built data centers, purchasing network equipment, servers and other equipment. Our capital expenditures have been primarily funded by cash generated from our operations and net cash provided by financing activities. We estimate that our data center capital expenditures in 2019 will be within the range of RMB700 million to RMB900 million, which will be primarily used to build self-built data centers, purchase network equipment, servers and other equipment to expand our business. We may have additional capital expenditure for real property purchase, data center construction and network capacity expansion if our actual development is beyond our current plan. We plan to fund the balance of our capital expenditure requirements for 2019 with cash from the proceeds from our operations, overseas offerings, operations and additional bank borrowings, if available.

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

Research and Development

Our strong research and development capabilities support and enhance our service offerings. We believe that we have one of the most experienced research and development teams in the internet infrastructure sector in China. We devote significant resources to our research and development efforts, focusing on improving customer experience, increasing operational efficiency and bringing innovative solutions to the market quickly. Over 60% of the work force on our research and development team are engineers. Many of our engineers have more than 10 years of relevant industry experience. In 2016, 2017 and 2018, our research and development expenses were RMB149.3 million, RMB149.1 million and RMB92.1 million (US$13.4 million), respectively.

Consistent with our strong culture of innovation, we devote significant resources to the research and development of our smart routing technology, cloud computing infrastructure service technologies. Our research and development efforts have yielded 62 patents, 42 patent applications and 70 software copyright registrations, all in China and related to different aspects of internet infrastructure services. We intend to continue to devote a significant amount of time and resources to carry out our research and development efforts.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2018 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2018:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of RMB)
Short-term borrowings(1)	50,000	50,000	—	—	—
Long-term borrowings(1)(2)	187,284	75,284	112,000	—	—
Notes payable(3)	2,156,326	97,366	2,058,960	—	—
Operating lease obligations(4)	1,363,979	171,404	282,696	170,214	739,665
Purchase commitments(5)	3,181,380	1,629,081	678,949	231,495	641,855
Capital lease minimum lease payment(6)	1,513,548	305,710	534,907	152,567	520,364
Total	8,452,517	2,328,845	3,667,512	554,276	1,901,884

Notes:

(1)

As of December 31, 2018, our short-term bank borrowings bore a weighted average interest rate of 4.05% and have original maturity terms of one year. Our unused short-term and long-term bank borrowing facilities amounted to RMB21.4 million (US$3.1 million). We have pledged land use rights with the net book value of RMB16.4 million (US$2.4 million) for our bank borrowings. We have pledged property with the net book value of RMB140.4 million (US$20.4 million) for our bank borrowings. We have pledged computer and network equipment and office equipment with the net book value of RMB146.2 million (US$21.3 million) for our bank borrowings. We have also pledged office equipment with the net book value of RMB0.04 million (US$0.01 million) for our bank borrowings.

(2)

Long-term bank borrowings (including the current portions) outstanding as of December 31, 2018 bear a weighted-average interest rate of 5.31% per annum, and are denominated in Renminbi. These loans were obtained from financial institutions located in the PRC.

(3)	The 2020 Notes with US$300 million of the principal amount outstanding due 2020 at an interest rate of 7.000% per annum and notes payable related to daily operation.
(4)	Operating lease obligations are primarily related to the lease of office and data center space.
(5)

As of December 31, 2018, we had commitments of approximately RMB2,391.3 million (US$347.8 million) related to acquisition of machinery, equipment and construction in progress. In addition, we had outstanding purchase commitments in relation to bandwidth and cabinet capacity of RMB790.1 million (US$114.9 million).

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Sheng Chen	50	Executive Chairman of the Board of Directors
Shiqi Wang	43	Chief Executive Officer and President
Sharon Xiao Liu	38	Chief Financial Officer
Yoshihisa Ueno	56	Director
Kenneth Chung-Hou Tai	68	Director
Sean Shao	62	Director
Erhfei Liu	61	Director
Wenbin Chen	48	Director
Tao Zou	43	Director
Yao Li	55	Director
Wing-Dar Ker	58	President of Microsoft Cloud Business Unit
Feng Liu	47	Vice President and General Manager of Marketing, and Infrastructure Operation
Chunfeng Cai	36	Vice President and National General Sales Manager

Mr. Sheng Chen is one of our co-founders and has served as the executive chairman of our board of directors since our inception. He has been our chief executive officer since our inception to October 2015. Mr. Chen has been instrumental to the development and success of our business. Mr. Chen provides vision, overall management, and strategic decision-making relating to marketing, investment planning, and corporate development. Mr. Chen has more than 20 years’ experience in the internet infrastructure industry in China and started his entrepreneur career in 1990 when he was a sophomore at Tsinghua University. In 1999, Mr. Chen founded our business and started the first carrier-neutral data center in China. Mr. Chen currently also serves as a director of Cloud Tech Services Limited. Mr. Chen received his bachelor’s degree in electrical engineering from Tsinghua University in 1991. Mr. Chen is a member of the Tsinghua Entrepreneur & Executive Club and a managing director of the Internet Society of China.

Mr. Shiqi Wang has serviced as our chief executive officer and President since February 2018. Mr. Wang also served as the Vice President of TUS Digital Group, a subsidiary of TUS Holdings, director of Beijing CIC Technology Co., Ltd. and director of Guangzhou Tuwei Technology Co., Ltd. Mr. Wang has nearly 20 years of experience in the telecommunications industry and has worked at various renowned international companies, including 11 years with Ericsson, focusing primarily on strategy development and execution, corporate management, and equity investments. Mr. Wang received a bachelor’s degree from Tsinghua University and an MBA from Peking University-Vlerick MBA Program (BiMBA).

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

Mr. Yoshihisa Ueno has served as our director since October 2010. Our board of directors has determined that Mr. Ueno satisfies the independence standards under Rule 5605 of Nasdaq Stock Market Rules. Mr. Ueno is a serial entrepreneur & venture capitalist with operation & industrial expertise in the US, Europe, Japan and China and over 34 years of incubation investment experience in emerging technology startups. Mr. Ueno has been our lead investor and board member of several of our affiliated companies since 2006. Mr. Ueno has been the founding partner of Synapse Company Limited & Synapse Partners Limited since December 2002, Synapse Holdings Limited since October 2013, and SMC Synapse Partners Limited from December 2010 to September 2015. Mr. Ueno has also been a director of several start-up portfolios such as Hivelocity Inc. from March 2015 and Catalyst Group Limited (Exicon Limited) from March 2015. Mr. Ueno has also served as director of BeyondSoft Group Holding Limited (SZSE: 2649) from September 2005 to May 2010, and CDS GS Japan Ltd. (a joint venture with CDC Corp. Nasdaq: CHINA) from June 2011 to April 2012, and Insource (HK) Ltd. (a JV with Insource Co., Ltd. TSE: 6200) from December 2011 to September 2014. Mr. Ueno has managed several venture funds such as the Japan-China Bridge Fund from March 2005 to February 2011, Intellectual Property Bank (IPB) Partners Fund #1 in Japan from March 2006 to March 2010 and IPB Holding LLC in the United States from March 2006 to July 2007. Mr. Ueno also served as the chief executive officer at Cycolor, Inc., in the US from September 1998 to June 2003, until Cycolor was acquired by Eastman Kodak in early 2003. Mr. Ueno worked for Fujitec from April 1985 to May 1997 in various managerial capacities in Japan, China, the United Kingdom, Spain and Hong Kong. Mr. Ueno received his bachelor’s degree in business administration from Takushoku University.

Mr. Kenneth Chung-Hou Tai has served as our director since October 2012. Mr. Tai is a prominent figure in the Taiwanese technology sector with over 40 years of industry experience with leading technology and hardware companies in Taiwan and the United States. Mr. Tai co-founded Acer Computer in 1976, which has become one of the top five branded PC vendors in the world today, and held various managerial positions during his tenure. Later in his technology career, Mr. Tai also founded Investar Capital, a venture capital firm focusing on IT companies. Mr. Tai is now serving as chairman of Photonics Industry & Technology Development Association (PIDA) is a non-profit organization affiliated to the Ministry of Science and Technology (MOST), and chairman of Digitimes Incorporated, the only technology-focused newspaper in Taiwan. Currently, Mr. Tai serves on the board of directors for several public companies in Taiwan and Singapore, including Fullerton Technology (TPE: 6136), National Aerospace Fasteners Corporation (TPE: 3004), Asustek Computer Inc. (TPE: 2357), and Wafer Works Corporation (TPE: 6182). Mr. Tai also serves on the board of directors for several private companies, including Chief Telecom Corporation, Jasper Display Corporation, Lumens Digital Optics Inc., and Evest Corporation. Mr. Tai received a master’s degree in business administration from Tam Kang University and a bachelor’s degree in electrical engineering from National Chiao Tung University in Taiwan.

Mr. Sean Shao has served as our director since August 2015. Mr. Sean Shao currently also serves as independent director of: Jumei International Holding Ltd., an e-commerce company listed on NYSE since May 2014; LightInTheBox Holdings Co., Ltd., an e-commerce company listed on NYSE since June 2013 and UTStarcom Holdings Corp., a provider of broadband equipment and solutions listed on Nasdaq since October 2012. Mr. Shao also serves as an independent director of China Biologic Products, Inc., a biopharmaceutical company listed on Nasdaq since July 2008. He served as the chief financial officer and a director of Trina Solar Limited from 2006 to 2008 and from 2015 to 2017, respectively. In addition, Mr. Shao served from 2004 to 2006 as the chief financial officer of ChinaEdu Corporation, an educational service provider, and of Watchdata Technologies Ltd., a Chinese security software company. Prior to that, Mr. Shao worked at Deloitte Touche Tohmatsu CPA Ltd. for approximately a decade. Mr. Shao received his master’s degree in health care administration from the University of California at Los Angeles in 1988 and his bachelor’s degree in art from

East China Normal University in 1982. Mr. Shao is a member of the American Institute of Certified Public Accountants.

Mr. Erhfei Liu has served as our director since May 2015. From 1999 to 2012, Mr. Liu was Chairman of Merrill Lynch China initially and Country Executive of Bank of America Merrill Lynch after 2009. In addition to his various investment banking responsibilities, he was also in charge of the firm’s private equity business in Greater China from 2006 to 2010. Prior to joining Merrill Lynch, Mr. Liu worked as head of Asia or China for Goldman Sachs, Morgan Stanley, Smith Barney and Indosuez. Mr. Liu received an MBA from Harvard Business School and Bachelor’s degrees from Brandeis University and from Beijing Foreign Languages University.

Mr. Wenbin Chen has served as our director since September 2017. Mr. Chen currently serves as the chairman of TusCity Group and senior vice president of Tus-Holdings. Prior to that, Mr. Chen served as the chief editor of a magazine titled the People’s Rule of Law and the deputy secretary-general of the China Behavior Law Association from 2011 to 2014. From 2008 to 2010, Mr. Chen worked as the head of capital operations and investor relations at China Longyuan Power Group Co., Ltd. (HKG: 0916) and a director at HaiNan Pearl River Holdings Co., Ltd. (000505. CN). Prior to that, Mr. Chen was a division chief at the National Audit Office of the PRC from 2001 to 2008, and taught at Beijing University of Technology from 1993 to 2001. Mr. Chen received his bachelor’s degree in philosophy from Peking University and his Doctorate’s degree in finance from Dongbei University of Finance and Economics.

Mr. Tao Zou has served as our director since December 2016. Mr. Zou is currently the chief executive officer and an executive director of Kingsoft Corporation Limited (HKG: 3888), a company listed on the Hong Kong Stock Exchange, and the chief executive officer and one of the directors of Seasun Holdings Limited, overseeing the operations of Seasun Holdings Limited and its subsidiaries, including the research and development of online games, and the operations of the gaming business of Kingsoft Corporation Limited and its subsidiaries, or Kingsoft Group. Mr. Zou also serves as a director of Cheetah Mobile (NYSE: CMCM) and Xunlei Limited (Nasdaq: XNET). Mr. Zou joined Kingsoft Group in 1998 and has taken various positions within the Kingsoft Group since then. Mr. Zou received a bachelor’s degree from Tianjin Nankai University.

Mr. Yao Li has served as our director since May 2018. Dr. Li has over 23 years’ experience in finance and investment industry, and currently serves as the Chief Investment Officer of Asia for the International Finance Corporation (IFC) of the World Bank Group, Hong Kong office. Prior to joining IFC, Dr. Li served as the Vice General Manager in investment of PingAn Trust Company of PingAn Group of China from 2015 to early 2016. Prior to that, he served as the Chief Executive Officer of China-ASEAN Capital Advisory Company Limited and the Chairman of the Investment Committee of China-ASEAN Fund Management Company from mid-2011 to 2015. Prior to that, Dr. Li was a Co-head of the Investment Banking Business for Bank of China (BOC), where he was responsible for setting up the domestic securities business for BOC. Dr. Li holds a doctorate’s degree in Economics from Renmin University of China.

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

Mr. Feng Liu started to serve as our general manager of marketing, and infrastructure operation since January 2019. From August 2016 to July 2017, Mr. Liu served as our vice president, primarily responsible for human resources, application development, information technology and key accounts departments. From July 2017 to the end of 2018, Mr. Liu served as the general manager of our North China business. Mr. Liu has extensive experience in telecom operator market management, research & development management, project delivery and international marketing. Prior to joining us, Mr. Liu was the vice president of AsiaInfo Group, primarily responsible for sales, delivery, research and development, marketing as well as the oversea business. Mr. Liu received his EMBA degree from the Economics and Management School of Tsinghua University and his bachelor’s degree in engineering mechanics from Tsinghua University.

Mr. Chunfeng Cai has served as our vice president since January 2016. Mr. Cai started to serve as the national general sales manager since January 2019. He has served as the general manager of our East China business and South China business since January 2016 and July 2017, respectively, to May 2018. Mr. Cai has ten years of working experience in IDC and CDN industry, as well as extensive experience in 2B business management. Prior to joining us, Mr. Cai was the vice president of ChinaCache, primarily responsible for the departments of enterprise business and company operation management center. Mr. Cai received his master’s degree in mechanical and electronic engineering from Zhejiang University and his bachelor’s degree in mechanical engineering from Jilin University.

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

In 2018, the aggregate cash compensation we paid to our executive officers was approximately RMB13.3 million (US$1.9 million), which total amount included RMB0.6 million (US$0.1 million) for pension, retirement, medical insurance or other similar benefits for our executive officers. We did not provide any cash compensation to our non-executive directors in 2018. Other than the amounts stated above, no pension, retirement or similar benefits has been set aside or accrued for our executive officers or directors. None of our non-executive directors has a service contract with us that provides for benefits upon termination of employment.

In addition to the cash compensation referenced above, we also provide share-based compensation to our directors and officers. The total share-based compensation we provided to our directors and officers amounted to RMB36.5 million (US$5.3 million) in 2018. For option grants to our directors and officers, see “—Share Incentive Plans.”

Share Incentive Plans

On July 16, 2010, we adopted our 2010 Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and to promote the success of our business. We subsequently amended our 2010 Plan on January 14, 2011 and July 6, 2012. On May 29, 2014, we adopted our 2014 Plan on our annual general meeting, which was subsequently amended on April 1, 2015 and December 22, 2017 by unanimous written approval of our board of directors. The amended 2010 Plan and 2014 Plan permit the grant of options to purchase our ordinary shares, share appreciation rights, restricted shares, RSUs, dividend equivalent rights and other instruments as deemed appropriate by the administrator under the plans. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the amended 2010 Plan is 39,272,595 Class A ordinary shares. Under the amended 2014 Plan, we are authorized to issue to our employees, directors and consultants (i) 21,888,624 Class A ordinary shares, and (ii) an automatic increase by a number that is equal to 15% of the number of new Class A and Class B Ordinary Shares (on an as converted basis) issued by the Company from time to time. Our board is also authorized, but not obligated, to increase the maximum number under the 2014 Plan by the number of, or a portion of, the Class A ordinary shares repurchased by us since January 1, 2014. As of February 28, 2019, options to purchase 1,226,568 ordinary shares and 3,260,324 RSUs have been granted under our amended 2010 Plan and amended 2014 Plan to our employees, directors and consultants without giving effect to the options that were exercised or terminated and RSUs that were vested.

Name	Options Granted	Restricted Share Units	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Sheng Chen	*	—	0.15	July 16, 2010	July 16, 2020
	—	*	—	August 30, 2012	—
	—	*	—	November 23, 2013	—
	—	*	—	March 7, 2015	—
	—	*	—	November 21, 2015	—
	—	*	—	November 26, 2016	—
Shiqi Wang	—	*	—	April 16, 2018	—
Sharon Xiao Liu	*	—	0.15	August 17, 2012	August 17, 2022
	—	*	—	July 1, 2013	—
	*	—	0.15	May 24, 2015	—
	—	*	—	August 23, 2015	—
	—	*	—	March 5, 2017	—
	—	*	—	April 16, 2018	—
	—	*	—	May 16, 2018	—
Yoshihisa Ueno	—	*	—	October 1, 2012	—
	—	*	—	April 25, 2014	—
	—	*	—	December 2, 2017	—
	—	*	—	March 7, 2018	—

Name	Options Granted	Restricted Share Units	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Kenneth Chung-Hou Tai	—	*	—	October 16, 2012	—
	—	*	—	November 21, 2015	—
	—	*	—	August 14, 2016	—
	—	*	—	May 12, 2017	—
	—	*	—	March 7, 2018	—
Wenbin Chen	—	—	—	—	—
Tao Zou	—	—	—	—	—
Sean Shao	—	*	—	November 21, 2015	—
Erhfei Liu	—	*	—	November 21, 2015	—
Yao Li	—	*	—	August 15, 2018	—
Wing-Dar Ker	—	*	—	November 22, 2014	—
	—	*	—	May 16, 2018	—
Feng Liu	—	*	—	August 14, 2016	—
	—	*	—	May 16, 2018	—
Chunfeng Cai	—	*	—	March 6, 2016	—
	—	*	—	May 21, 2017	—
	—	*	—	May 16, 2018	—
Other individuals as a group	28,953,524	5,557,645	0.15 to 0.85	—	—

*	Shares underlying vested options are less than 1% of our total outstanding shares.

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

Amendment and Termination of the Plan. With the approval of our board, our plan administrator may, at any time and from time to time, amend, modify or terminate the plan, provided, however, that no such amendment shall be made without the approval of our shareholders to the extent such approval is required by applicable laws, or in the event that such amendment increases the number of shares available under our plan, permits our plan administrator to extend the term of our plan or the exercise period for an option beyond ten years from the date of grant or results in a material increase in benefits or a change in eligibility requirements, unless we decides to follow home country practice.

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

Compensation Committee. Our compensation committee consists of Yoshihisa Ueno, Kenneth Chung-Hou Tai, Erhfei Liu and Yao Li, each of whom satisfies the “independence” requirements of Rule 5605 of Nasdaq Stock Market Rules. Yoshihisa Ueno is the chair of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly and a duty to act in what they consider in good faith with a view to our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with care and diligence that a reasonably prudent person would exercise in comparable circumstances and a duty to exercise the skill they actually possess. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association as amended and restated from time to time. We have the right to seek damages if a duty owed by our directors is breached.

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

We had 3,162, 2,267 and 2,220 employees as of December 31, 2016, 2017 and 2018, respectively. The following table sets forth the number of our employees by function as of December 31, 2018:

Functional Area	Number of Employees	% of Total
Operations	987	44.5
Sales, marketing and customer support	355	16.0
Research and development	176	7.9
General and administrative	702	31.6

Total	2,220	100.0

Of our total employees as of December 31, 2018, 1,302 were located in Beijing, and 918 in other cities in China.

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of February 28, 2019, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

The calculations in the table below assume there are 674,356,266 ordinary shares outstanding as of February 28, 2019, comprising of (i) 499,706,628 Class A ordinary shares, excluding treasury shares; and (ii) 174,649,638 Class B ordinary shares.

Percentage ownership and beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of February 28, 2019, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned
	Number	%	% of Voting Power(1)
Directors and Executive Officers:
Sheng Chen(2)	49,185,253	7.3	15.3
Shiqi Wang	—	—	—
Sharon Xiao Liu	*	*	*
Yoshihisa Ueno(3)	3,130,116	*	1.0
Kenneth Chung-Hou Tai	*	*	*
Wenbin Chen	—	—	—
Tao Zou	—	—	—
Sean Shao	*	*	*
Erhfei Liu	*	*	*
Yao Li	*	*	*
Wing-Dar Ker	*	*	*
Feng Liu	*	*	*
Chunfeng Cai	*	*	*
All Directors and Officers as a Group	53,770,525	7.9	16.3

Principal Shareholders:
Tuspark Innovation Venture Ltd.(4)	143,050,264	21.2	50.9
Esta Investments Pte Ltd(5)	64,668,022	9.6	2.9
King Venture Holdings Limited(6)	57,337,393	8.5	9.9
Fast Horse Technology Limited(2)(7)	24,687,485	3.7	9.0
Sunrise Corporate Holding Ltd.(2)(8)	18,887,875	2.8	5.7
Xiaomi Ventures Limited(9)	16,666,667	2.5	5.0

Notes:

*	Less than 1%.
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

(2)

Consists of (i) 19,670,117 Class B ordinary shares and 836,228 ADSs (representing 5,017,368 Class A ordinary shares) held by Fast Horse Technology Limited, a British Virgin Islands company solely owned by Mr. Chen, (ii) 12,187,875 Class B ordinary shares and 6,700,000 Class A ordinary shares held by Sunrise Corporate Holding Ltd., a British Virgin Islands company solely owned by Mr. Chen, (iii) 769,486 Class B ordinary shares and 4 Class A ordinary shares held by Personal Group Limited, a British Virgin Islands company solely owned by Mr. Chen, (iv) 3,894,737 Class A ordinary shares held by Beacon Capital Group Inc., and (v) 945,666 Class A ordinary shares upon vesting of Mr. Chen’s restricted share units within 60 days of February 28, 2019. Information regarding beneficial ownership is reported as of December 31, 2018, based on the information contained in the Schedule 13G/A filed by Sheng Chen with SEC on February 14, 2019. The business address for Mr. Chen is Guanjie Building, Southeast 1st Floor, 10# Jiuxianqiao East Road, Chaoyang District, Beijing 100016, China.

(3)

Consists of (i) 2,194,200 Class B ordinary shares held by Synapse Holdings Limited, and (ii) 935,916 Class A ordinary shares upon vesting of Mr. Ueno’s restricted share units within 60 days of February 28,

2019. Mr. Ueno is a director of our company appointed by Synapse Holdings Limited. The business address for Mr. Ueno is 37/F, Tower 1, Metroplaza, 223 Hing Fong Road, Kwai Fong, New Territories, Hong Kong.
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

(7)

Consists of 19,670,117 Class B ordinary shares and 836,228 ADSs (representing 5,017,368 Class A ordinary shares). Fast Horse Technology Limited is 100% owned by Sheng Chen. The registered address for Fast Horse Technology Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. We issued Class A ordinary shares represented by our ADSs in our initial public offering in April 2011. Holders of our Class B ordinary shares may choose to convert their Class B ordinary shares into the same number of Class A ordinary shares at any time. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.”

To our knowledge, as of February 28, 2019, a total of 439,771,918 Class A ordinary shares and 16 Class B ordinary shares are held by eleven record holders in the United States, including Citibank N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

For the year ended December 31, 2018, we received RMB374.1 million (US$54.4 million) from companies that are under common control with Xiaomi, for the hosting and related services provided by us. We also had receivables due from companies that are under common with Xiaomi in the amount of RMB41.2 million (US$6.0 million).

For the year ended December 31, 2018, we received RMB18.9 million (US$2.8 million) from the WiFire Entities, for the internet data center services provided by us. We received interest of RMB0.7 million (US$0.1 million) from one WiFire Entity. We paid RMB33.3 million (US$4.8 million) to the WiFire Entities for services purchased by us. We also had receivables due from and payables due to WiFire Entities in the amount of RMB78.2 million (US$11.4 million) and RMB20.4 million (US$3.0 million), respectively.

For the year ended December 31, 2018, we received RMB13.7 million (US$2.0 million) from Beijing Taiji Data Tech Co., Ltd., or Taiji, for the services provided by us. We paid RMB7.1 million (US$1.0 million) to Taiji, for services purchased by us. We also had receivables due from and payables due to Taiji in the amount to RMB13.5 million (US$2.0 million) and RMB6.7 million (US$1.0 million), respectively.

For the year ended December 31, 2018, we received RMB6.3 million (US$0.9 million) from companies that are under common control with Kingsoft, for the hosting and related services provided by us. We paid RMB13.2 million (US$1.9 million) to a company that is under common control with Kingsoft, for services purchased by us. We also had receivables due from and payables due to a company that is under common control with Kingsoft in the amount of RMB1.0 million (US$0.1 million) and RMB0.6 million (US$0.1 million), respectively.

For the year ended December 31, 2018, we received RMB1.0 million (US$0.1 million) from Unisvnet Technology Co., Ltd. for services provided by us. We also had receivables due from Unisvnet Technology Co., Ltd. in the amount of RMB1.1 million (US$0.2 million).

For the year ended December 31, 2018, we paid RMB3.5 million (US$0.5 million) to Jingliang Interconnected Cloud Technology Co., Ltd. for services purchased by us.

For the year ended December 31, 2018, we had receivables due from Shanghai Shibei Hi-Tech Co., Ltd., a non-controlling shareholder of a subsidiary, in the amount of RMB9.8 million (US$1.4 million).

For the year ended December 31, 2018, we paid RMB11.5 million (US$1.7 million) lease deposit to Beijing Tuspark Harmonious Investment Development Co., Ltd.. We also had non-current receivables due from, current payables due to, and non-current payables due to Beijing Tuspark Harmonious Investment Development Co., Ltd., in the amount of RMB11.5 million (US$1.7 million), RMB13.9 million (US$2.0 million), and RMB443.6 million (US$64.5 million), respectively.

For the year ended December 31, 2018, we paid RMB2.0 million (US$0.3 million) lease deposit and RMB4.9 million (US$0.7 million) lease payment to Ziguang Financial Leasing Co., Ltd.. We also had non-current receivables due from, current payables due to, and non-current payables due to Ziguang Financial Leasing Co., Ltd., in the amount of RMB2.0 million (US$0.3 million), RMB8.9 million (US$1.3 million), and RMB12.5 million (US$1.8 million), respectively.

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

Litigation

In September 2014, the Company and certain of its officers and directors were named as defendants in two putative securities class actions filed in U.S. federal district courts in Texas: Sun v. 21Vianet et al., Civil Action No. 14 CV 926 (E.D. Tex.) and Singh v. 21Vianet et al., Civil Action No. 14 CV 894 (E.D. Tex.). The Sun action originally was filed in the U.S. District Court for the Southern District of Texas and was transferred to the U.S. District Court for the Eastern District of Texas. The complaints in both actions allege that certain of the Company’s financial statements and other public disclosures contained misstatements or omissions and assert claims under the U.S. securities laws. On September 15, 2015, the Court entered an order consolidating the cases and on September 21, 2015, the Court entered an order appointing a lead plaintiff and lead counsel for the consolidated case. On September 13, 2016, the lead plaintiff filed an amended complaint against the Company and certain of its personnel and seeking to represent a class of persons who allegedly suffered damages as a result of their trading activities related to the Company’s ADSs from August 20, 2013 to August 16, 2016. After the company’s motion to dismiss the case was denied, on April 9, 2018, the lead plaintiff filed an unopposed motion for preliminary approval of class action settlement, requesting that the Court a) preliminarily approve a settlement agreement that the parties reached to settle the case for US$9,000,000, b) preliminarily certify the proposed settlement class, c) approve the parties’ proposed notice to the settlement class, and d) set a hearing date at which the Court will consider final approval of the settlement and entry of a proposed final judgment approving class action settlement, the plan of allocation of settlement proceeds, and lead counsel’s application for an award of attorneys’ fees and expenses. The Court granted that motion and, on October 31, 2018, held a settlement approval hearing. On November 9, 2018, the Court approved the settlement and issued final judgment, ending the case.

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

Our executive chairman, Sheng Chen, holds a minority equity interest in Shanghai 21Vianet Information System Co., Ltd. due to historical reasons. As a result of the restriction on equity transfer pursuant to its articles of association, it is not practical for Mr. Chen to transfer his equity interest in Shanghai 21Vianet Information System Co., Ltd. to us or any other parties. Mr. Chen, however, has executed an irrevocable power of attorney, pursuant to which Mr. Chen has appointed 21Vianet Beijing as his attorney-in-fact to attend shareholders’ meeting of Shanghai 21Vianet Information System Co., Ltd. and to exercise all the shareholder’s voting rights. Such power of attorney remains valid and irrevocable so long as Mr. Chen remains the shareholder of Shanghai 21Vianet Information System Co., Ltd..

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

As of the date hereof, our authorized share capital is US$15,000 divided into (i) 1,200,000,000 Class A Ordinary Shares of a nominal or par value of US$0.00001 each and (ii) 300,000,000 Class B Ordinary Shares of a nominal or par value of US$0.00001 each. As of February 28, 2019, there are 499,706,628 Class A ordinary shares (excluding treasury shares) and 174,649,638 Class B ordinary shares issued and outstanding.

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

Board of Directors

See “Item 6. Board Practices—C. Board of Directors.”

Ordinary shares

General. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights (as described in more details below). Our ordinary shares are issued in registered form, and are issued when registered in our register of members (shareholders). Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

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

An ordinary resolution to be passed by the shareholders requires a simple majority of votes attaching to the ordinary shares cast in a general meeting while a special resolution requires no less than two-thirds of the votes attaching to the ordinary shares cast in a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our memorandum and articles of association. A special resolution is required for matters including, but not limited to, amending the memorandum and articles of association of the company, reducing share capital and winding up. Our shareholders may affect certain changes by ordinary resolution, including increasing the amount of our authorized share capital, consolidating and dividing all or any of our share capital into shares of larger amount than our existing shares, and the cancellation of any authorized but unissued shares.

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

We have entered into the following material contracts in 2017: (i) an equity interest purchase agreement dated September 27, 2017 by and among Beijing TUS Yuanchuang Technology Development Co., Ltd., a company wholly owned by Tus-Holdings, Beijing 21Vianet Broad Band Data Center Co., Ltd., WiFire Network Technology (Beijing) Co., Ltd., WiFire (Beijing) Technology Co., Ltd., Guangzhou Gehua Network Technology and Development Company Limited, Beijing Chengyishidai Network Technology Co., Ltd., Zhiboxintong (Beijing) Network Technology Co., Ltd., Beijing Fastweb Network Technology Co., Ltd. and Guangzai Wuxian (Shanghai) Network Technology Co., Ltd.; (ii) a share transfer agreement dated September 27, 2017 by and among Langfang Xunchi Computer Data Processing Co., Ltd. and Mr. Jian Li, and (iii) a share transfer agreement dated December 14, 2017 by and among Langfang Xunchi Computer Data Processing Co., Ltd., Tibet Xingtao Culture Communication Co., Ltd. and SC Aipu.

Other than in the ordinary course of business and other than those described above, in “Item 4. Information on the Company” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this annual report, we have not entered into any material contract during the two years immediately preceding the date of this annual report.

D.	Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Foreign Currency Exchange.”

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

Payment of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands and no withholding will be requested on the payment of a dividend or capital to any holder of the shares, nor will gains derived from the disposal of the shares be subject to Cayman Islands income or corporation tax.

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

We believe that we are not a PRC resident enterprise. However, if the PRC tax authorities determine we are a PRC resident enterprise for EIT purposes, we may be required to withhold tax at the rate of 10% (or a lower rate under an applicable tax treaty, if any) from dividends we pay to our non-PRC resident enterprise shareholders (20% for non-PRC individual shareholders), including the holders of our ADSs. In addition, non-PRC holders of shares and ADSs may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or Class A ordinary shares at the same rates if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC holders of shares and ADSs would be able to claim the benefits of any tax treaties between their jurisdictions of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Under the New PRC Enterprise Income Tax Law, we may be classified as a “resident enterprise” of China. Such classification could result in unfavorable tax consequences to us and our non-PRC holders of shares and ADSs.”

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

Although the law in this regard is not entirely clear, we treat our variable interest entities as being owned by us for United States federal income tax purposes because we control their management decisions and we are entitled to substantially all of their economic benefits and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our variable interest entities for United States federal income tax purposes, we would likely be treated as a PFIC for our taxable year ended December 31, 2018 and for subsequent taxable years.

Assuming that we are the owner of our variable interest entities for United States federal income tax purposes, we believe that we primarily operate as an active provider of managed hosting and cloud services in

China. Based on the market price of our ADSs and Class A ordinary shares, the value of our assets, and the composition of our assets and income, we believe that we were not a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2018 and we do not expect to be a PFIC in subsequent years.

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expenses incurred in respect of bonds payable, bank borrowings, capital lease obligations as well as interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. As of December 31, 2018, we had: (i) short-term and long-term bank borrowings (current portions) with an aggregate outstanding balance of RMB125.3 million (US$18.2 million); (ii) long-term bank borrowings (excluding current portions) with an aggregate outstanding balance of RMB112.0 million (US$16.3 million); and (iii) an outstanding principal balance of US$300 million with respect to the 2020 Notes payable.

The short-term bank borrowings bore a weighted average interest rate of 4.05% per annum. The long-term bank borrowings bore weighted-average interest rate of 5.31% per annum. The 2020 Notes bore an interest rate of 7.000% per annum and an effective interest rate of 6.98% per annum. We also had RMB245.0 million (US$35.6 million) in short-term investments with original maturities of greater than 90 days but less than 365 days. A hypothetical one percentage point (100 basis-point) decrease in interest rates would have resulted in a decrease of approximately RMB77.3 million (US$11.2 million) in interest expense for the year ended December 31, 2018. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments and interest-bearing obligations carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income and interest expenses may fluctuate due to changes in market interest rates.

Foreign Exchange Risk

We earn most of our revenues and incur most of our expenses in Renminbi, and most of our sales and purchase contracts are denominated in Renminbi. We have not used any derivative financial instruments to hedge our exposure to foreign exchange risk. The Renminbi depreciated by 5.8% against the U.S. dollar in 2017 and then appreciate 5.0% in 2018. The Company intends to hold U.S. dollar-denominated financial assets and will convent to RMB according to the trend of exchange rate changes. As of December 31, 2018, we had total U.S. dollar-denominated cash and cash equivalent, restricted cash and short-term investments in the amount of US$250.0 million. A hypothetical 10% increase in the exchange rate of the U.S. dollar against the RMB would have resulted in increase of RMB171.9 million (US$25.0 million) in the value of our U.S. dollar-denominated financial assets at December 31, 2018.

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

Inflation Risk

In the last three years, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2016, 2017 and 2018 were 2.0%, 1.6% and 2.1%, respectively. The year-over-year percent changes in the consumer price index for January 2017, 2018 and 2019 were increases of 2.5%, 1.5% and 1.7%, respectively. Although we have not been materially affected by inflation in the past, we cannot assure you that we will not be affected in the future by higher rates of inflation in China.

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

Fees and Other Payments Made by the Depositary to Us

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. For the year ended December 31, 2018, we were entitled to US$767,678 from the depositary as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program.

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

Our management, with the participation of our chief executive officer and chief financial officer, conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2018. In making this assessment, we used the criteria established within the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this assessment, our management has concluded that, as of December 31, 2018, our internal control over financial reporting was effective.

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has audited our internal control over financial reporting as of December 31, 2018 and has issued an attestation report set forth below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of 21Vianet Group, Inc.:

Opinion on Internal Control over Financial Reporting

We have audited 21Vianet Group, Inc.’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, 21Vianet Group, Inc. (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive loss, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2018, and the related notes and our report dated March 27, 2019 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

March 27, 2019

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

	For the Year Ended December 31,
	2017	2018
	(in US$ thousands)
Audit fees(1)	1,774	1,252
Audit-related fees(2)	314	—
Tax fees	32	32
Other fees(3)	19	—

Notes:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by Ernst & Young Hua Ming LLP for the audit of our annual financial statements.
(2)	“Audit-related fees” means, for the year ended December 31, 2017, the aggregate fees billed for services provided in connection with offering of the 2020 Notes.
(3)	“Other fees” means the aggregate fees billed for professional services in connection with the review of ASC606 for the year ended December 31, 2017.

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

For the year ended December 31, 2018, the Company did not repurchase any ADSs.

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

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document
1.1	Fourth Amended and Restated Memorandum and Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.2 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 4, 2011)

2.1	Specimen American Depositary Receipt of the Registrant (incorporated by reference to Exhibit 4.1 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

2.2	Specimen Certificate for Class A Ordinary Shares of the Registrant (incorporated by reference to Exhibit 4.2 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

2.3	Deposit Agreement among the Registrant, the depositary and holders and beneficial holders of the American Depositary Shares (incorporated by reference to Exhibit 4.3 from our registration statement on Form S-8 (File No. 333-177273), as amended, filed with the Commission on October 13, 2011)

2.4	Amended and Restated Shareholders Agreement between the Registrant and other parties therein dated January 14, 2011 (incorporated by reference to Exhibit 4.4 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

2.5	Fiscal Agency Agreement, dated June 24, 2014, between 21Vianet Group, Inc. and Citicorp International Limited (incorporated by reference to Exhibit 4.33 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 10, 2015)

2.6	Supplemental Fiscal Agency Agreement, dated September 14, 2016, between 21Vianet Group, Inc. and Citicorp International Limited (incorporated by reference to Exhibit 2.6 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 12, 2017)

4.1	Form of Indemnification Agreement between the Registrant and its Directors (incorporated by reference to Exhibit 10.3 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.2	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.4 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.3	English translation of Loan Agreement dated January 28, 2011, between 21Vianet Data Center Co., Ltd. and the shareholders of Beijing aBitCool Network Technology Co., Ltd. (which later changed its name to Beijing Yiyun Network Technology Co., Ltd.) (incorporated by reference to Exhibit 4.7 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 19, 2013)

Exhibit Number	Description of Document

4.4	English translation of Share Pledge Agreement dated February 23, 2011, among 21Vianet Data Center Co., Ltd., Beijing aBitCool Network Technology Co., Ltd. (which later changed its name to Beijing Yiyun Network Technology Co., Ltd.) and the shareholders of Beijing aBitCool Network Technology Co., Ltd. (which later changed its name to Beijing Yiyun Network Technology Co., Ltd.) (incorporated by reference to Exhibit 10.6 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.5	English translation of Form Irrevocable Power of Attorney, by the shareholders of Beijing aBitCool Network Technology Co., Ltd. (which later changed its name to Beijing Yiyun Network Technology Co., Ltd.) (incorporated by reference to Exhibit 10.7 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.6	English Translation of Power of Attorney dated September 30, 2010, by 21Vianet Data Center Co., Ltd. (incorporated by reference to Exhibit 10.8 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.7	Exclusive Technical Consulting and Services Agreement dated December 19, 2006, between 21Vianet Data Center Co., Ltd. and Beijing aBitCool Network Technology Co., Ltd. (which later changed its name to Beijing Yiyun Network Technology Co., Ltd.) (incorporated by reference to Exhibit 10.9 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.8	Optional Share Purchase Agreement dated December 19, 2006, among 21Vianet Data Center Co., Ltd., 21Vianet System Limited (which later changed its name to Beijing aBitCool Network Technology Co., Ltd. and then to Beijing Yiyun Network Technology Co., Ltd.), Beijing 21Vianet Broad Band Data Center Co., Ltd. and the shareholders of Beijing aBitCool Network Technology Co., Ltd. (which later changed its name to Beijing Yiyun Network Technology Co., Ltd.) (incorporated by reference to Exhibit 10.10 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.9	Commitment Letter dated September 30, 2010, by AsiaCloud Inc. (which later changed its name to 21Vianet Group, Inc.), 21Vianet Data Center Co., Ltd., Sheng Chen and Jun Zhang (incorporated by reference to Exhibit 4.13 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 19, 2013)

4.10	2010 Share Incentive Plan, as amended on January 14, 2011 and July 6, 2012 (incorporated by reference to Exhibit 10.12 from our Form S-8 (File No. 333-187695), initially filed with the Commission on April 3, 2013)

4.11	English summary of Property Lease Agreement dated February 4, 2013, between Beijing Xingguang Tuocheng Investment Co., Ltd. and Beijing 21Vianet Broad Band Data Center Co., Ltd. (incorporated by reference to Exhibit 4.18 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 19, 2013)

4.12	Purchase Agreement dated November 29, 2014, among 21Vianet Group, Inc., King Venture Holdings Limited and certain other parties named therein (incorporated by reference to Exhibit 7.02 from Form Schedule 13D (File No. 005-86326), initially filed by King Venture Holdings Limited and other filers with the Commission on January 20, 2015)

4.13	Amendment No. 1 to Purchase Agreement dated January 15, 2015, among 21Vianet Group, Inc., King Venture Holdings Limited, Mr. Sheng Chen, Personal Group Limited and Sunrise Corporate Holding Ltd. (incorporated by reference to Exhibit 7.03 from Form Schedule 13D (File No. 005-86326), initially filed by King Venture Holdings Limited and other filers with the Commission on January 20, 2015)

Exhibit Number	Description of Document

4.14	Investor Rights Agreement dated January 15, 2015, among 21Vianet Group, Inc., King Venture Holdings Limited, Xiaomi Ventures Limited and certain other parties named therein (incorporated by reference to Exhibit 7.04 from Form Schedule 13D (File No. 005-86326), initially filed by King Venture Holdings Limited and other filers with the Commission on January 20, 2015)

4.15	Registration Rights Agreement dated January 15, 2015, among 21Vianet Group, Inc., King Venture Holdings Limited and Xiaomi Ventures Limited (incorporated by reference to Exhibit 7.05 from Form Schedule 13D (File No. 005-86326), initially filed by King Venture Holdings Limited and other filers with the Commission on January 20, 2015)

4.16	Purchase Agreement dated November 30, 2014, among 21Vianet Group, Inc., Xiaomi Ventures Limited and certain other parties named therein (incorporated by reference to Exhibit 4.24 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 10, 2015)

4.17	English translation of Loan Agreement dated July 1, 2014, among Abitcool (China) Broadband Inc., Sheng Chen and Jun Zhang (incorporated by reference to Exhibit 4.25 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 10, 2015)

4.18	English translation of Equity Pledge Agreement dated July 1, 2014, among Abitcool (China) Broadband Inc., Sheng Chen and Jun Zhang (incorporated by reference to Exhibit 4.26 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 10, 2015)

4.19	English translation of Form Irrevocable Power of Attorney, by the shareholders of aBitcool Small Micro Network Technology (BJ) Co., Ltd. (incorporated by reference to Exhibit 4.27 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 10, 2015)

4.20	English translation of Power of Attorney dated July 1, 2014, by Abitcool (China) Broadband Inc. (incorporated by reference to Exhibit 4.28 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 10, 2015)

4.21	English translation of Exclusive Technology Consulting and Services Agreement dated July 1, 2014, between Abitcool (China) Broadband Inc. and aBitcool Small Micro Network Technology (BJ) Co., Ltd. (incorporated by reference to Exhibit 4.29 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 10, 2015)

4.22	English translation of Exclusive Services Agreement dated July 1, 2014, between Abitcool (China) Broadband Inc. and aBitcool Small Micro Network Technology (BJ) Co., Ltd. (which later changed its name to WiFire Network Technology (Beijing) Co., Ltd.) (incorporated by reference to Exhibit 4.30 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 10, 2015)

4.23	English translation of Exclusive Call Option Agreement dated July 1, 2014, among aBitCool Broadband Inc. (which later changed its name to WiFire Group Inc.), Sheng Chen, Jun Zhang and aBitcool Small Micro Network Technology (BJ) Co., Ltd. (which later changed its name to WiFire Network Technology (Beijing) Co., Ltd.) (incorporated by reference to Exhibit 4.31 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 10, 2015)

4.24	English translation of Commitment Letter dated July 1, 2014 by Sheng Chen, Jun Zhang and aBitcool Small Micro Network Technology (BJ) Co., Ltd. (which later changed its name to WiFire Network Technology (Beijing) Co., Ltd.) (incorporated by reference to Exhibit 4.32 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 10, 2015)

Exhibit Number	Description of Document

4.25	2014 Share Incentive Plan, as amended on April 1, 2015 and December 22, 2017 (incorporated by reference to Exhibit 10.1 from our Form S-8 (File No. 333-222521), initially filed with the Commission on January 12, 2018)

4.26	Share Subscription Agreement, dated May 23, 2016, between 21Vianet Group Inc. and Tuspark Innovation Venture Limited (incorporated by reference to Exhibit 7.02 from Form Schedule 13D (File No. 005-86326), initially filed by Tuspark Innovation Venture Limited and other filers with the Commission on July 13, 2016)

4.27	English translation of the Supplemental Agreement to the Optional Share Purchase Agreement, dated December 19, 2016, by and among 21Vianet Data Center Co., Ltd., Beijing Yiyun Network Technology Co., Ltd., Beijing 21Vianet Broad Band Data Center Co., Ltd. and the shareholders of Beijing Yiyun Network Technology Co., Ltd. (incorporated by reference to Exhibit 4.37 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 12, 2017)

4.28	English translation of the Supplemental Agreement to the Exclusive Technical Consulting and Services Agreement, dated December 19, 2016, by and among 21Vianet Data Center Co., Ltd., Beijing Yiyun Network Technology Co., Ltd., and Beijing 21Vianet Broad Band Data Center Co., Ltd. (incorporated by reference to Exhibit 4.38 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 12, 2017)

4.29	Investment Agreement dated March 5, 2017, among 21Vianet Group, Inc., 21Vianet DRP Investment Holdings Limited and Marble Stone Holdings Limited (incorporated by reference to Exhibit 4.39 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 12, 2017)

4.30	English translation of the equity interest purchase agreement dated September 27, 2017, by and among Beijing TUS Yuanchuang Technology Development Co., Ltd., a company wholly owned by Tus-Holdings, Beijing 21Vianet Broad Band Data Center Co., Ltd., WiFire Network Technology (Beijing) Co., Ltd., WiFire (Beijing) Technology Co., Ltd., Guangzhou Gehua Network Technology and Development Company Limited, Beijing Chengyishidai Network Technology Co., Ltd., Zhiboxintong (Beijing) Network Technology Co., Ltd., Beijing Fastweb Network Technology Co., Ltd. and Guangzai Wuxian (Shanghai) Network Technology Co., Ltd

4.31	English translation of the share transfer agreement dated September 27, 2017 by and among Langfang Xunchi Computer Data Processing Co., Ltd. and Mr. Jian Li

4.32	English translation of the share transfer agreement dated December 14, 2017 by and among Langfang Xunchi Computer Data Processing Co., Ltd., Tibet Xingtao Culture Communication Co., Ltd. and Sichuan Aipu Network Co., Ltd.

4.33*	English translation of the lease dated August 15, 2018 by and between the 21ViaNet Broad Band Data Center Co., Ltd. and Beijing Tuspark Harmonious Investment Development Co., Ltd.

8.1*	List of Subsidiaries and Principal Consolidated Affiliated Entities

11.1	Code of Business Conduct and Ethics of Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document

13.2**	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young Hua Ming LLP, Independent Registered Public Accounting Firm

15.2*	Consent of Han Kun Law Offices

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this Annual Report on Form 20-F.
**	Furnished with Annual Report on Form 20-F.

21VIANET GROUP, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

21Vianet Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of 21Vianet Group, Inc. (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of operations, comprehensive loss, cash flows and shareholders’ equity for each of the three years in the period ended December 31, 2018 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 27, 2019 expressed an unqualified opinion thereon.

Adoption of New Accounting Standards

As discussed in Note 2(r), Note 2(g) and Note 2(n) to the consolidated financial statements, the Company changed its method of accounting for revenue from contracts with customers, the presentation of the cash flows and its method of accounting for certain equity securities in the year ended December 31, 2018.

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

Shanghai, the People’s Republic of China

March 27, 2019

21VIANET GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

		As of December 31,
	Notes	2017	2018
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		1,949,631	2,358,556	343,038
Restricted cash		242,494	265,214	38,574
Accounts and notes receivable (net of allowance for doubtful debt of RMB73,656 and RMB70,970 (US$10,322) as of December 31, 2017 and 2018, respectively)	5	455,811	524,305	76,257
Short-term investments	6	548,890	245,014	35,636
Inventories		710	1,834	267
Prepaid expenses and other current assets	7	933,750	1,157,740	168,385
Amounts due from related parties	23	114,256	125,446	18,245

Total current assets		4,245,542	4,678,109	680,402

Non-current assets:
Property and equipment, net	8	3,319,424	4,031,242	586,320
Intangible assets, net	9	401,115	355,313	51,678
Land use rights, net	10	163,671	147,493	21,452
Goodwill	11	989,530	989,530	143,921
Restricted cash		3,344	37,251	5,418
Deferred tax assets	22	172,818	159,441	23,190
Long-term investments	12	510,926	544,323	79,168
Amounts due from related parties	23	20,210	34,424	5,007
Other non-current assets		81,581	173,591	25,248

Total non-current assets		5,662,619	6,472,608	941,402

Total assets		9,908,161	11,150,717	1,621,804

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of RMB and US$)

		As of December 31,
	Notes	2017	2018
		RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings (including short-term bank borrowings of the Consolidated VIEs without recourse to the primary beneficiaries of RMB50,000 and RMB50,000 (US$7,272) as of December 31, 2017 and 2018, respectively)	13	50,000	50,000	7,272
Accounts and notes payable (including accounts and notes payable of the Consolidated VIEs without recourse to the primary beneficiaries of RMB157,970 and RMB258,048 (US$37,532) as of December 31, 2017 and 2018, respectively)		252,892	389,508	56,652
Accrued expenses and other payables (including accrued expenses and other payables of the Consolidated VIEs without recourse to the primary beneficiaries of RMB368,190 and RMB392,619 (US$57,104) as of December 31, 2017 and 2018, respectively)	14	657,133	659,320	95,894
Advances from customers (including advances from customers of the Consolidated VIEs without recourse to the primary beneficiaries of RMB403,244 and RMB670,037 (US$97,453) as of December 31, 2017 and 2018, respectively)		403,244	670,037	97,453
Deferred revenue (including deferred revenue of the Consolidated VIEs without recourse to the primary beneficiaries of RMB49,699 and RMB51,026 (US$7,421) as of December 31, 2017 and 2018, respectively)		55,753	57,754	8,400
Income taxes payable (including income taxes payable of the Consolidated VIEs without recourse to the primary beneficiaries of RMB7,400 and RMB8,519 (US$1,239) as of December 31, 2017 and 2018, respectively)		13,309	13,111	1,907
Amounts due to related parties (including amounts due to related parties—current of the Consolidated VIEs without recourse to the primary beneficiaries of RMB16,053 and RMB51,763 (US$7,529) as of December 31, 2017 and 2018, respectively)	23	55,675	52,328	7,611
Current portion of long-term bank borrowings (including current portion of long-term bank borrowings of the Consolidated VIEs without recourse to the primary beneficiaries of RMB70,289 and RMB75,284 (US$10,950) as of December 31, 2017 and 2018, respectively)	13	70,289	75,284	10,950
Current portion of capital lease obligations (including current portion of capital lease obligations of the Consolidated VIEs without recourse to the primary beneficiaries of RMB201,315 and RMB219,695 (US$31,953) as of December 31, 2017 and 2018, respectively)	15	201,315	219,695	31,953
Deferred government grants (including deferred government grants of the Consolidated VIEs without recourse to the primary beneficiaries of RMB4,574 and RMB4,173 (US$607) as of December 31, 2017 and 2018, respectively)	17	4,574	4,173	607

Total current liabilities		1,764,184	2,191,210	318,699

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of RMB and US$)

	Notes	As of December 31,
		2017	2018
		RMB	RMB	US$
Non-current liabilities:
Non-current portion of long-term bank borrowings (including long-term bank borrowings of the Consolidated VIEs without recourse to the primary beneficiaries of RMB187,638 and RMB112,000 (US$16,290) as of December 31, 2017 and 2018, respectively)	13	187,638	112,000	16,290
Bonds payable (including bonds payable of the Consolidated VIEs without recourse to the primary beneficiaries of nil and nil as of December 31, 2017 and 2018, respectively)	16	1,929,208	2,037,836	296,391
Non-current portion of capital lease obligations (including non-current portion of capital lease obligations of the Consolidated VIEs without recourse to the primary beneficiaries of RMB687,176 and RMB852,287 (US$123,960) as of December 31, 2017 and 2018, respectively)	15	600,882	765,993	111,409
Unrecognized tax benefits (including unrecognized tax benefits of the Consolidated VIEs without recourse to the primary beneficiaries of RMB13,225 and RMB4,938 (US$718) as of December 31, 2017 and 2018, respectively)	22	16,511	6,677	971
Deferred tax liabilities (including deferred tax liabilities of the Consolidated VIEs without recourse to the primary beneficiaries of RMB109,339 and RMB84,568 (US$12,300) as of December 31, 2017 and 2018, respectively)	22	190,873	157,720	22,939
Deferred government grants (including deferred government grants of the Consolidated VIEs without recourse to the primary beneficiaries of RMB17,861 and RMB11,619 (US$1,690) as of December 31, 2017 and 2018, respectively)	17	17,861	11,619	1,690
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without resource to the primary beneficiaries of nil and RMB504,478 (US$73,373) as of December 31, 2017 and 2018, respectively)	23	—	504,478	73,373

Total non-current liabilities		2,942,973	3,596,323	523,063

Total liabilities		4,707,157	5,787,533	841,762

Commitments and contingencies	30

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	Notes	As of December 31,
		2017	2018
		RMB	RMB	US$
Shareholders’ equity:
Class A Ordinary shares (par value of US$0.00001 per share; 1,200,000,000 and 1,200,000,000 shares authorized; 496,636,128 and 499,706,628 shares issued and outstanding as of December 31, 2017 and 2018, respectively)	27	34	34	5
Class B Ordinary Shares (par value of US$0.00001 per share; 300,000,000 and 300,000,000 shares authorized; 174,649,638 and 174,649,638 shares issued and outstanding as of December 31, 2017 and 2018, respectively)	27	12	12	2
Additional paid-in capital		8,980,407	9,141,494	1,329,575
Accumulated other comprehensive (loss) income	19	(2,673)	85,979	12,505
Statutory reserves		38,736	42,403	6,167
Accumulated deficit		(3,629,300)	(3,838,032)	(558,219)
Treasury stock	18	(337,683)	(337,683)	(49,114)

Total 21Vianet Group, Inc. shareholders’ equity		5,049,533	5,094,207	740,921

Noncontrolling interest		151,471	268,977	39,121

Total shareholders’ equity		5,201,004	5,363,184	780,042

Total liabilities and shareholders’ equity		9,908,161	11,150,717	1,621,804

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

		For the years ended December 31,
	Note	2016	2017	2018
		RMB	RMB	RMB	US$
Net revenues
Hosting and related services		2,668,655	2,975,178	3,401,037	494,660
Managed network services		973,119	417,527	—	—

Total net revenues		3,641,774	3,392,705	3,401,037	494,660

Hosting and related services		(1,936,658)	(2,130,279)	(2,456,166)	(357,235)
Managed network services		(992,980)	(504,016)	—	—

Total cost of revenues		(2,929,638)	(2,634,295)	(2,456,166)	(357,235)

Gross profit		712,136	758,410	944,871	137,425

Operating income (expenses)
Operating income		6,783	5,439	5,027	731
Sales and marketing expenses		(352,926)	(256,682)	(172,176)	(25,042)
Research and development expenses		(149,337)	(149,143)	(92,109)	(13,397)
General and administrative expenses		(639,648)	(519,950)	(462,637)	(67,288)
(Allowance) reversal for doubtful debt		(117,564)	(37,427)	598	87
Changes in the fair value of contingent purchase consideration payables		93,307	(937)	13,905	2,022
Impairment of long-lived assets		(392,947)	(401,808)	—	—
Impairment of goodwill		—	(766,440)	—	—

Total operating expenses		(1,552,332)	(2,126,948)	(707,392)	(102,887)

Operating (loss) profit		(840,196)	(1,368,538)	237,479	34,538
Interest income		21,078	32,925	45,186	6,572
Interest expenses		(198,589)	(185,313)	(236,066)	(34,334)
Impairment of long-term investment		—	(20,258)	—	—
Gain on disposal of subsidiaries	4	—	497,036	4,843	704
Loss on debt extinguishment		(29,841)	—	—	—
Other income		28,922	16,764	58,033	8,441
Other expenses		(16,449)	(17,060)	(4,103)	(597)
Foreign exchange gain (loss), net		56,341	(17,153)	(81,055)	(11,789)

(Loss) income before income taxes and gain (loss) from equity method investments		(978,734)	(1,061,597)	24,317	3,535
Income tax benefits (expenses)	22	11,160	90,170	(24,411)	(3,550)
Gain (loss) from equity method investments		35,652	53,783	(186,642)	(27,146)

Net loss		(931,922)	(917,644)	(186,736)	(27,161)
Net loss (income) attributable to noncontrolling interest and redeemable noncontrolling interest		298,324	144,914	(18,329)	(2,666)

Net loss attributable to the Company’s ordinary shareholders		(633,598)	(772,730)	(205,065)	(29,827)

Loss per share:
Basic	26	RMB (1.37)	RMB (1.36)	RMB (0.30)	US$ (0.04)

Diluted	26	RMB (1.37)	RMB (1.36)	RMB (0.30)	US$ (0.04)

Shares used in loss per share computation:
Basic	26	617,169,833	672,836,226	674,732,130	674,732,130
Diluted	26	617,169,833	672,836,226	674,732,130	674,732,130

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of RMB and US$)

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Net loss	(931,922)	(917,644)	(186,736)	(27,161)

Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments, net of tax of nil	142,526	(120,963)	88,652	12,894

Other comprehensive income (loss), net of tax of nil	142,526	(120,963)	88,652	12,894

Comprehensive loss	(789,396)	(1,038,607)	(98,084)	(14,267)

Comprehensive loss (income) attributable to noncontrolling interest and redeemable noncontrolling interest	298,324	144,914	(18,329)	(2,666)

Comprehensive loss attributable to the Company’s ordinary shareholders	(491,072)	(893,693)	(116,413)	(16,933)

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the years ended December 31,
	2016 (As adjusted)	2017 (As adjusted)	2018
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(931,922)	(917,644)	(186,736)	(27,161)
Adjustments to reconcile net loss to net cash generated from operating activities:
Foreign exchange (gain) loss, net	(56,341)	17,153	81,055	11,789
Changes in the fair value of contingent purchase consideration payables	(93,307)	937	(13,905)	(2,022)
Gain from settlement of contingent purchase consideration	—	—	(500)	(73)
Depreciation of property and equipment	480,105	523,500	566,491	82,393
Amortization of intangible assets	183,964	143,602	68,115	9,907
Loss (gain) on disposal of property and equipment and intangible assets	12,101	(3,285)	(7,981)	(1,161)
Allowance (reversal) for doubtful debt	117,564	37,427	(598)	(87)
Share-based compensation expense	118,729	47,129	59,538	8,659
Deferred income tax benefits	(65,932)	(128,026)	(19,776)	(2,876)
(Gain) loss from equity method investments	(35,652)	(53,783)	186,642	27,146
Loss on debt extinguishment	29,841	—	—	—
Gain from disposal of equity investments without readily determinable fair value	(5,160)	—	(20,496)	(2,981)
Gain from disposal of equity method investment	—	—	(16,509)	(2,401)
Dividend income of equity investments without readily determinable fair values	—	(1,821)	(406)	(59)
Gain from disposal of subsidiaries	—	(497,036)	(4,843)	(704)
Impairment of long-lived assets	392,947	401,808	—	—
Impairment of goodwill	—	766,440	—	—
Impairment of long-term investment	—	20,258	—	—
Changes in operating assets and liabilities, net of effects of acquisitions and disposals:
Accounts and notes receivable	(40,988)	18,277	(68,809)	(10,008)
Inventories	9,108	(1,134)	(1,124)	(163)
Prepaid expenses and other current assets	(140,266)	(310,190)	(261,321)	(38,006)
Amounts due from related parties	(16,958)	4,436	(38,047)	(5,534)
Accounts and notes payables	46,947	42,468	41,380	6,018
Unrecognized tax benefits (expense)	14,197	(3,939)	(9,834)	(1,430)
Accrued expenses and other payables	82,216	270,082	77,744	11,308
Deferred revenue	(28,086)	(65,415)	2,001	291
Advances from customers	15,597	201,847	266,793	38,803
Income taxes payable	(28,060)	(6,548)	(198)	(29)
Deferred government grants	(6,627)	(4,985)	(6,643)	(966)
Amounts due to related parties	3,552	(14,356)	12,933	1,881

Net cash generated from operating activities	57,569	487,202	704,966	102,534

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of RMB and US$)

	For the years ended December 31,
	2016 (As adjusted)	2017 (As adjusted)	2018
	RMB	RMB	RMB	US$
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(574,501)	(395,998)	(435,220)	(63,300)
Purchases of intangible assets	(37,999)	(18,957)	(17,874)	(2,600)
Proceeds from disposal of property and equipment	51	5,719	15,429	2,244
Disposal of subsidiaries, net	—	(77,719)	3,389	493
Payments for short-term investments	(285,127)	(755,876)	(98,905)	(14,385)
Payment of loan to a third party	—	—	(20,000)	(2,909)
Receipt of loans to third parties	43,279	100,000	20,413	2,969
Proceeds received from maturity of short-term investments	112,300	484,932	417,643	60,744
Proceeds from disposal of long-term investments	11,269	—	75,653	11,004
Proceeds from dividend income of equity investments without readily determinable fair values	—	1,821	406	59
Payments for long-term investments	(48,701)	(162,176)	(252,780)	(36,765)
Payment for deposit to acquire data center	—	—	(13,000)	(1,891)
Receipt of deposit for disposal of subsidiaries	—	10,000	—	—
Payments for available-for-sale debt investments	(5,324)	—	—	—
Payments for assets acquisition, net of cash acquired	(56,264)	(25,053)	—	—

Net cash used in investing activities	(841,017)	(833,307)	(304,846)	(44,337)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from loan from a related party	—	—	44,038	6,405
Proceeds from exercise of stock options	4,510	926	435	63
Proceeds from issuance of ordinary shares	2,548,695	—	—	—
Payments for contingent purchase consideration in relation to acquisitions	(2,617)	—	—	—
Repayment of 2016 bonds/ 2017 bonds	(264,300)	(420,600)	—	—
Repurchase of 2017 bonds	(1,596,335)	—	—	—
Proceeds from issuance of 2020 Notes (Note 16)	—	1,936,154	—	—
Payment of issuance cost of 2020 Notes	—	(9,735)	—	—
Proceeds from long-term bank borrowings	214,620	44,440	—	—
Proceeds from short-term bank borrowings	1,725,676	70,000	69,999	10,181
Repayment of long-term bank borrowings	(49,320)	(94,037)	(70,643)	(10,275)
Repayment of short-term bank borrowings	(318,000)	(1,673,676)	(69,999)	(10,181)
Payments for purchase of mandatorily redeemable noncontrolling interests	(100,000)	—	—	—
Payments for purchase of property and equipment through capital leases	(23,638)	(199,126)	(279,886)	(40,708)
Repayment of loan from a third party	—	(100,000)	—	—
Rental prepayment and deposits for sales and leaseback transactions	(152,715)	(164,698)	(48,401)	(7,040)
Contribution from noncontrolling interest in subsidiaries	4,000	134,633	196,281	28,548
Prepayment for future share repurchase plan	(39,028)	(3,866)	—	—
Refund of prepayment for share repurchase plan	—	—	42,710	6,212
Payments for share repurchase plan	(42,665)	(133,066)	—	—
Proceeds from issuance of notes	—	—	95,565	13,899

Net cash generated from (used in) financing activities	1,908,883	(612,651)	(19,901)	(2,896)

Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	160,289	(140,298)	85,333	12,411
Net increase (decrease) in cash and cash equivalents and restricted cash	1,285,724	(1,099,054)	465,552	67,712
Cash and cash equivalents and restricted cash at beginning of year	2,008,799	3,294,523	2,195,469	319,318

Cash and cash equivalents and restricted cash at end of year	3,294,523	2,195,469	2,661,021	387,030

Reconciliation of cash and cash equivalents and restricted cash to the consolidated balance sheets
Cash and cash equivalents	1,297,418	1,949,631	2,358,556	343,038
Restricted cash-current	1,963,561	242,494	265,214	38,574
Restricted cash-non-current	33,544	3,344	37,251	5,418

Total cash and cash equivalents and restricted cash	3,294,523	2,195,469	2,661,021	387,030

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of RMB and US$)

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Supplemental disclosures of cash flow information:
Income taxes paid	(50,349)	(55,076)	(57,407)	(8,350)
Interest paid	(155,679)	(96,846)	(160,984)	(23,414)
Interest received	19,886	28,857	50,793	7,388

Supplemental disclosures of non-cash activities:
Purchase of property and equipment through capital leases	240,474	453,786	884,871	128,699
Purchase of property and equipment included in accrued expenses and other payables	(51,669)	(15,750)	21,918	3,188
Purchase of intangible assets included in accrued expenses and other payables	(1,310)	1,354	870	127
Contingent purchase consideration related to the acquisitions included in amounts due to related parties and accrued expenses and other payables	(306,126)	(937)	36,734	5,343

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands of RMB and US$, except for number of shares)

	Notes	Number of ordinary shares	Treasury Stock	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive (loss) income	Statutory reserves	Accumulated deficit	Total 21Vianet Group, Inc. shareholders’ equity	Noncontrolling interest	Total shareholders’ equity
Balance as of January 1, 2016		522,512,594	(193,142)	34	6,403,117	(24,236)	63,174	(2,233,985)	4,014,962	19,413	4,034,375
Consolidated net loss		—	—	—	—	—	—	(633,598)	(633,598)	2,389	(631,209)
Contribution from noncontrolling interest in a subsidiary		—	—	—	—	—	—	—	—	4,000	4,000
Foreign exchange difference		—	—	—	—	142,526	—	—	142,526	—	142,526
Issuance of new shares for stock consideration settlement		10,087,476	—	1	(1)	—	—	—	—	—	—
Issuance of new shares for Tuspark Innovation Venture Limited		143,050,264	—	10	2,548,685	—	—	—	2,548,695	—	2,548,695
Issuance of new shares for share option exercised and restricted share units vested	27	3,261,456	—	—	1,119	—	—	—	1,119	—	1,119
Settlement of stock consideration settlement by treasury stock	18	1,338,966	31,250	—	(30,714)	—	—	—	536	—	536
Share-based compensation		—	—	—	90,734		—	—	90,734	—	90,734
Share issued to depository bank	26	4,500,000	—	—	—	—	—	—	—	—	—
Reclassification of contingent purchase consideration payable upon resolution of contingencies		—	—	—	210,000	—	—	—	210,000	—	210,000
Appropriation of statutory reserves	25	—	—	—	—	—	1,448	(1,448)	—	—	—
Increase in accretion of redeemable noncontrolling interests	28	—	—	—	(210,485)	—	—	—	(210,485)	—	(210,485)
Share repurchase	18	(4,893,150)	(42,665)	—	—	—	—	—	(42,665)	—	(42,665)
Share options exercised	21	921,594	—	—	3,391	—	—	—	3,391	—	3,391
Restricted share units vested		6,957,984	—	—	—	—	—	—	—	—	—
Settlement of share options with shares held by depository bank		(7,879,578)	—	—	—	—	—	—	—	—	—

Balance as of December 31, 2016		679,857,606	(204,557)	45	9,015,846	118,290	64,622	(2,869,031)	6,125,215	25,802	6,151,017

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares)

	Notes	Number of ordinary shares	Treasury Stock	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Statutory reserves	Accumulated deficit	Total 21Vianet Group, Inc. shareholders’ equity	Noncontrolling interest	Total shareholders’ equity
Balance as of January 1, 2017		679,857,606	(204,557)	45	9,015,846	118,290	64,622	(2,869,031)	6,125,215	25,802	6,151,017
Consolidated net loss		—	—	—	—	—	—	(772,730)	(772,730)	(3,018)	(775,748)
Cumulative adjustment for changes in accounting principles		—	—	—	—	—	—	(13,425)	(13,425)	—	(13,425)
Contribution from noncontrolling interest in a subsidiary		—	—	—	—	—	—	—	—	134,633	134,633
Foreign exchange difference		—	—	—	—	(120,963)	—	—	(120,963)	—	(120,963)
Issuance of new shares for share option exercised and restricted share units vested	27	3,119,052	—	—	—	—	—	—	—	—	—
Share-based compensation		—	—	—	105,532		—	—	105,532	—	105,532
Share issued to depository bank	26	9,000,000	—	1	(1)	—	—	—	—	—	—
Appropriation of statutory reserves	25	—	—	—	—	—	2,083	(2,083)	—	—	—
Appropriation of dividend		—	—	—	—	—	—	—	—	(5,946)	(5,946)
Disposal of subsidiaries		—	—	—	—	—	(27,969)	27,969	—	—	—
Increase in accretion of redeemable noncontrolling interests	28	—	—	—	(141,896)	—	—	—	(141,896)	—	(141,896)
Share repurchase	18	(20,690,892)	(133,126)	—	—	—	—	—	(133,126)	—	(133,126)
Share options exercised	21	332,754	—	—	926	—	—	—	926	—	926
Restricted share units vested		10,576,398	—	—	—	—	—	—	—	—	—
Settlement of share options with shares held by depository bank		(10,909,152)	—	—	—	—	—	—	—	—	—

Balance as of December 31, 2017		671,285,766	(337,683)	46	8,980,407	(2,673)	38,736	(3,629,300)	5,049,533	151,471	5,201,004

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares)

	Notes	Number of ordinary shares	Treasury Stock	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive (loss) income	Statutory reserves	Accumulated deficit	Total 21Vianet Group, Inc. shareholders’ equity	Noncontrolling interest	Total shareholders’ equity
Balance as of January 1, 2018		671,285,766	(337,683)	46	8,980,407	(2,673)	38,736	(3,629,300)	5,049,533	151,471	5,201,004
Consolidated net loss		—	—	—	—	—	—	(205,065)	(205,065)	18,329	(186,736)
Foreign exchange difference		—	—	—	477	88,652	—	—	89,129	—	89,129
Issuance of new shares for share option exercised and restricted share units vested	27	3,070,500	—	—	—	—	—	—	—	—	—
Share-based compensation		—	—	—	67,009	—	—	—	67,009	—	67,009
Disposal of 49% interest in a subsidiary		—	—	—	93,166	—	—	—	93,166	103,115	196,281
Appropriation of statutory reserves	5	—	—	—	—	—	3,667	(3,667)	—	—	—
Disposal of subsidiaries		—	—		—	—	—	—	—	(3,938)	(3,938)
Share options exercised	21	219,972	—	—	435	—	—	—	435	—	435
Restricted share units vested		5,115,558	—	—	—	—	—	—	—	—	—
Settlement of share options with shares held by depository bank		(5,335,530)	—	—	—	—	—	—	—	—	—

Balance as of December 31, 2018		674,356,266	(337,683)	46	9,141,494	85,979	42,403	(3,838,032)	5,094,207	268,977	5,363,184

Balance as of December 31, 2018 US$			(49,114)	7	1,329,575	12,505	6,167	(558,219)	740,921	39,121	780,042

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, unless otherwise stated)

1.	ORGANIZATION

21Vianet Group, Inc. was incorporated under the laws of the Cayman Islands on October 16, 2009 and its principal activity is investment holding. The Company through its consolidated subsidiaries and variable interest entities (the “VIEs”) are principally engaged in the provision of hosting and related services after the disposal of subsidiaries which are engaged in managed network services in September 2017 (Note 4).

(a)	As of December 31, 2018, the significant subsidiaries of the Company, VIEs and subsidiaries of VIEs are as follows:

Entity	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct ownership by the Company	Principal activities
			Direct
Subsidiaries:
21ViaNet Group Limited (“21Vianet HK”)	May 25, 2007	Hong Kong	100%	Investment holding
21ViaNet Data Center Co., Ltd. (“21Vianet China”) (1)	June 12, 2000	PRC	100%	Provision of technical and consultation services and rental of long-lived assets
21Vianet (Foshan) Technology Co., Ltd. (“FS Technology”) (1)	December 20, 2011	PRC	100%	Trading of network equipment, provision of technical and internet data center services
21Vianet Anhui Suzhou Technology Co., Ltd. (“SZ Technology”) (1)	November 16, 2011	PRC	100%	Trading of network equipment
21Vianet Hangzhou Information Technology Co., Ltd. (“HZ Technology”) (1)	March 4, 2013	PRC	100%	Provision of internet data center services
21Vianet Mobile Limited (“21V Mobile”)	April 30, 2013	Hong Kong	100%	Investment holding and provision of telecommunication services
Joytone Infotech Co., Ltd. (“SZ Zhuoaiyi”) (1)	April 30, 2013	PRC	100%	Provision of technical and consultation services
21Vianet Ventures Limited (“Ventures”)	March 6, 2014	Hong Kong	100%	Investment holding
Abitcool (China) Broadband Inc. (“aBitCool DG”) (1)	June 13, 2014	PRC	100%	Dormant company
Diyixian.com Limited (“DYX”)	August 10, 2014	Hong Kong	100%	Provision of virtual private network services
21Vianet Zhuhai Financial Leasing Co., Ltd. (“Zhuhai Financial Leasing”) (1)	April 9, 2015	PRC	100%	Provision of financial leasing business services
21Vianet DRP Investment Holdings Limited (“DRP investment”)	January 10, 2017	Hong Kong	100%	Investment holding

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

1.	ORGANIZATION (CONTINUED)

Entity	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct ownership by the Company	Principal activities
Direct
Shihua DC Investment Holdings Limited (“Shihua Investment”)	March 14, 2017	Cayman	51%	Investment holding
21Vianet (Xi’an) Technology Co., Ltd. (“Xi’an Tech”) (1)	July 5, 2012	PRC	51%	Provision of technical and internet data center services
Foshan Zhuoyi Intelligence Data Co., Ltd. (“FS Zhuoyi”) (1)	July 7, 2016	PRC	51%	Provision of internet data center services
Dermot Holding Limited (“Dermot BVI”) (3)	August 8, 2014	British Virgin Islands	100%	Investment holding

Variable Interest Entities (the “VIEs”):
Beijing Yiyun Network Technology Co., Ltd. (“21Vianet Technology”) (1)/(2)	October 22, 2002	PRC	—	Provision of internet data center services
Beijing iJoy Information Technology Co., Ltd. (“BJ iJoy”) (1)/(2)	April 30, 2013	PRC	—	Provision of internet data center, content delivery network services
WiFire Network Technology (Beijing) Co., Ltd. (“WiFire Network”) (1)/(2)	April 1, 2014	PRC	—	Provision of telecommunication services

Held directly by 21Vianet Technology:
Beijing 21Vianet Broad Band Data Center Co., Ltd. (“21Vianet Beijing”) (1)/(2)	March 15, 2006	PRC	—	Provision of internet data center services

Held directly by 21Vianet Beijing:
21Vianet (Xi’an) Information Outsourcing Industry Park Services Co., Ltd. (“Xi’an Sub”) (1)/(2)	June 23, 2008	PRC	—	Provision of internet data center services
Langfang Xunchi Computer Data Processing Co., Ltd. (“LF Xunchi”) (1)/(2)	December 19, 2011	PRC	—	Dormant company
Shanghai Blue Cloud Technology Co., Ltd. (“SH Blue Cloud”) (1)/(2)	March 21, 2013	PRC	—	Provision of Office 365 and Windows Azure platform services
Beijing Yichengtaihe Investment Co., Ltd. (“BJ Yichengtaihe”) (1)/(2)	September 30, 2014	PRC	—	Provision of internet data center services

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

1.	ORGANIZATION (CONTINUED)

Entity	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct ownership by the Company	Principal activities
Direct
Beijing Hongyuan Network Technology Co., Ltd. (“BJ Hongyuan”) (1)/(2)/(4)	December 8, 2014	PRC	—	Provision of internet data center services
Guangzhou Lianyun Big Data Co. Ltd. (1)/(2)	April 14, 2016	PRC	—	Provision of internet data center services

Held directly by DYX and LF Xunchi:
Shenzhen Diyixian Telecommunication Co., Ltd. (“SZ DYX”) (1)	August 10, 2014	PRC	100%	Provision of virtual private network services

(1)	Collectively, the “PRC Subsidiaries”.
(2)	Collectively, the “Consolidated VIEs”.
(3)	On August 10, 2014, the Company and its subsidiary, LF Xunchi, acquired 100% equity interest Dermot BVI and its subsidiaries (collectively referred to as “Dermot Entities”).
(4)	On August 15, 2018, the Company through its subsidiary, 21Vianet Beijing disposed 49% equity interest of BJ Hongyuan to a third party.

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

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

1.	ORGANIZATION (CONTINUED)

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

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

1.	ORGANIZATION (CONTINUED)

Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between the Company and 21Vianet Technology through the irrevocable power of attorney agreement, whereby the Nominee Shareholders effectively assigned all of their voting rights underlying their equity interests in 21Vianet Technology to the Company. In addition, the Company, through 21Vianet China, obtained effective control over 21Vianet Technology through the ability to exercise all the rights of 21Vianet Technology’s shareholders pursuant to the share pledge agreement and exclusive option agreement. The Company demonstrates its ability and intention to continue to exercise the ability to absorb substantially all of the expected losses through the financial support letter. In addition, the Company also demonstrates its ability to receive substantially all of the economic benefits of 21Vianet Technology through 21Vianet China through the consulting and service agreement. Thus, the Company is the primary beneficiary of 21Vianet Technology and consolidates 21Vianet Technology and its subsidiaries under Accounting Standards Codification (“ASC”) Subtopic 810-10, Consolidation: Overall, (“ASC 810-10”). Similar conclusion has been reached with respect to the VIE structures with aBitCool DG and SZ Zhuoaiyi as the primary beneficiary.

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

Except for certain property with carrying amounts of RMB302,999 (US$44,069) that were pledged to secure banking borrowings granted to the Company (Note 13), there were no pledges or collateralization of the Consolidated VIEs’ assets. Creditors of the Consolidated VIEs have no recourse to the general credit of the primary beneficiaries of the Consolidated VIEs, and such amounts have been parenthetically presented on the face of the consolidated balance sheets. The Consolidated VIEs operate the data centers and own facilities including data center buildings, leasehold improvements, fiber optic cables, computers and network equipment, which are recognized in the Company’s consolidated financial statements. They also hold certain value-added technology licenses, registered copyrights, trademarks and registered domain names, including the official website, which are also considered as revenue-producing assets. However, none of such assets was recorded on the Company’s consolidated balance sheets as such assets were all acquired or internally developed with insignificant cost and expensed as incurred. In addition, the Company also hires data center operation and marketing workforce for its daily operations and such costs are expensed when incurred. The Company has not provided any financial or other support that it was not previously contractually required to provide to the Consolidated VIEs during the periods presented.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

1.	ORGANIZATION (CONTINUED)

(d)	Cooperation with Waburg Pincus

In March 2017, the Company entered into an investment agreement with Warburg Pincus to establish a multi-stage joint venture and build a digital real estate platform in China. The Company seeded the initial JV with high-performing IDC assets, and Warburg Pincus contributed direct capital and extensive industry network and resources in the real estate sector. The Company owns 51% of the equity interests in the existing internet data center (“IDC”) assets while Warburg Pincus owns the remaining 49%. On March 14, 2017, Shihua Investment was established by the Company and a subsidiary of Warburg Pincus, with the equity interest of 51% and 49%, respectively.

In March 2017, the Company and Warburg Pincus set up two JVs, Shihua DC Investment Holdings 2 Limited and Shihua DC Investment Management Limited (collectively, “Shihua DC Holdings”) (Note 12), with the equity interest of 49% and 51%, respectively. The Company accounted for the investment in the two JVs under equity method investments for its ability to exercise significant influence.

(e)	Variable interests in a VIE

As of December 31, 2018, the Company held variable interest in an entity that does not have sufficient equity at risk where the Company is not the VIE’s primary beneficiary to consolidate the VIE. The Company’s maximum exposure to such an arrangement is RMB46,445 (US$6,755).

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

1.	ORGANIZATION (CONTINUED)

The following tables represent the financial information of the Consolidated VIEs as of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018 before eliminating the intercompany balances and transactions between the Consolidated VIEs and other entities within the Company:

	As of December 31,
	2017	2018
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	233,673	548,921	79,837
Restricted cash	149,375	203,103	29,540
Accounts receivable (net of allowance for doubtful debt of RMB70,627 and RMB69,723 (US$10,141) as of December 31, 2017 and 2018, respectively)	342,276	375,515	54,616
Short-term investments	—	94,000	13,672
Prepaid expenses and other current assets	809,546	1,013,563	147,417
Amounts due from related parties	86,824	123,726	17,995

Total current assets	1,621,694	2,358,828	343,077

Non-current assets:
Property and equipment, net	2,331,139	3,103,995	451,457
Intangible assets, net	45,203	47,121	6,853
Land use rights, net	74,162	60,078	8,738
Goodwill	302,956	302,647	44,018
Restricted cash	—	33,729	4,906
Deferred tax assets	169,224	156,412	22,749
Amounts due from related parties	—	13,514	1,966
Other non-current assets	67,517	162,392	23,619
Long-term investments	355,894	219,005	31,853

Total non-current assets	3,346,095	4,098,893	596,159

Total assets	4,967,789	6,457,721	939,236

Current liabilities:
Short-term bank borrowings	50,000	50,000	7,272
Accounts and notes payable	157,970	258,048	37,532
Accrued expenses and other payables	368,190	392,619	57,104
Advance from customers	403,244	670,037	97,453
Deferred revenue	49,699	51,026	7,421
Income tax payable	7,400	8,519	1,239
Amounts due to inter-companies (1)	1,863,780	2,117,097	307,919
Amounts due to related parties	16,053	51,763	7,529
Current portion of capital lease obligations	201,315	219,695	31,953
Current portion of long-term bank borrowings	70,289	75,284	10,950
Deferred government grants	4,574	4,173	607

Total current liabilities	3,192,514	3,898,261	566,978

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

1.	ORGANIZATION (CONTINUED)

	As of December 31,
	2017	2018
	RMB	RMB	US$
Non-current liabilities:
Amounts due to inter-companies (1)	1,020,972	1,020,972	148,494
Amounts due to related parties	—	504,478	73,373
Non-current portion of long-term bank borrowings	187,638	112,000	16,290
Non-current portion of capital lease obligations	687,176	852,287	123,960
Unrecognized tax benefits	13,225	4,938	718
Deferred tax liabilities	109,339	84,568	12,300
Deferred government grants	17,861	11,619	1,690

Total non-current liabilities	2,036,211	2,590,862	376,825

Total liabilities	5,228,725	6,489,123	943,803

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Net revenues	2,938,319	2,578,893	2,532,854	368,388
Net (loss) profit	(674,685)	(567,395)	52,986	7,706

	For the years ended December 31,
	2016 (As adjusted)	2017 (As adjusted)	2018
	RMB	RMB	RMB	US$
Net cash generated from operating activities	106,803	448,051	693,620	100,883
Net cash (used in) generated from investing activities	(470,955)	(604,507)	132,522	19,279
Net cash generated from (used in) financing activities	145,678	230,921	(423,467)	(61,590)
Net (decrease) increase in cash and cash equivalents and restricted cash	(218,474)	74,465	402,705	58,572

(1)

Amounts due to inter-companies consist of intercompany payables to the other companies within the Company for the purchase of telecommunication resources and fixed assets on behalf of the Consolidated VIEs.

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

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c)	Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant estimates and assumptions reflected in the Company’s financial statements include, but are not limited to, estimating the useful lives of long-lived assets, determining the fair value of equity method investments, accounting for investments and the subsequent impairment assessment, determining the provision for accounts and other receivable, determining the valuation allowance for deferred tax assets, accounting for share-based compensation arrangements, and determining the standalone lease price. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(d)	Foreign currency

The functional currency of the Company and its overseas subsidiaries is the US$, whereas the functional currency of the Company’s PRC subsidiaries and its Consolidated VIEs is the RMB as determined based on the criteria of ASC Topic 830, Foreign Currency Matters, (“ASC 830”). The Company uses the RMB as its reporting currency.

The financial statements of the Company and its overseas subsidiaries are translated from the functional currency to the reporting currency, RMB. Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are re-measured at the exchange rates prevailing at the balance sheet date. Non-monetary items that are measured in terms of historical costs in foreign currency are re-measured using the exchange rates at the dates of the initial transactions. Exchange gains and losses are included in the consolidated statements of operations.

The Company uses the average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive (loss) income.

(e)	Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.8755 on December 31, 2018, the last business day in fiscal year 2018, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be converted, realized or settled into US$ at such rate or at any other rate.

(f)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits placed with banks which are unrestricted as to withdrawal and use and have original maturities less than three months. All highly liquid investments with a stated maturity of 90 days or less from the date of purchase are classified as cash equivalents.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(g)	Restricted cash

Restricted cash mainly represents amounts held by a few banks in escrow as security for credit facilities, the guarantee of compliance with the network and service requirements of the radio spectrum license awarded by the Hong Kong Telecommunication Authority, the deposits for capital lease, the deposits held in escrow for the advances received from end customers subscribing Office 365 and Windows Azure services (the disbursement of which shall be agreed by both Microsoft (China) Co., Ltd. (“Microsoft”) and the Company).

The Company adopted Accounting Standards Update (“ASU”) No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, (“ASU 2016-18”), effective January 1, 2018 using the retrospective transition method and included all restricted cash with cash and cash equivalent when reconciling beginning-of-period and end-of-period total amounts presented in the consolidated statements of cash flows.

(h)	Short-term investments

All highly liquid investments with original maturities of greater than three months but less than twelve months, are classified as short-term investments. Interest income is included in earnings.

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

Inventories are stated at the lower of cost or net realizable value. Cost of inventory are determined using the first-in, first-out method. The Company records inventory reserves for obsolete and slow moving inventory. Inventory reserves are based on inventory obsolescence trends, historical experience and application of the specific identification method. For all periods presented, there were no inventory reserves recognized.

(k)	Property and equipment

Property and equipment are stated at cost less accumulated depreciation and any recorded impairment. Property and equipment acquired in a business combination are recognized initially at fair value at the date of acquisition. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated useful life
Property	25-46 years
Leasehold improvements	Over the shorter of lease term or the estimated useful lives of the assets
Optical fibers	10-20 years
Computer and network equipment	1-10 years
Office equipment	1-8 years
Motor vehicles	4-8 years

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(k)	Property and equipment (continued)

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

The Company has capitalized certain internal use software development costs in accordance with ASC Subtopic 350-40, Intangibles-Goodwill and Other: Internal-Use Software, (“ASC 350-40”), amounting to RMB12,781, RMB9,238 and RMB6,093 (US$886) for the years ended December 31, 2016, 2017 and 2018, respectively. The Company capitalizes certain costs relating to software acquired, developed, or modified solely to meet the Company’s internal requirements and for which there are no substantive plans to market the software. These costs mainly include the consulting and service fees paid to a third-party developer that are directly associated with the internal-use software projects during the application development stage and the research staff costs directly associated with the internal-develop software projects during the application development stage. Capitalized internal-use software costs are included in “intangible assets, net”.

Intangible assets have weighted average useful lives from the date of purchase/ acquisition as follows:

Purchased software	6.5 years
Radio spectrum license	15 years
Contract backlog*	4.9 years
Customer relationships*	8.8 years
Supplier relationships*	10 years
Licenses*	15 years
Trade Name*	20 years
Platform software*	5 years
Non-compete agreement*	5 years
Internal-use software	4.9 years

*	Acquired in the acquisitions of subsidiaries.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(m)	Land use rights

The land use rights represent the amounts paid and relevant costs incurred for the rights to use land in the PRC and are recorded at purchase cost less accumulated amortization. Amortization is provided on a straight-line basis over the terms of the respective land use rights certificates.

(n)	Long-term investments

The Company’s long-term investments consist of equity investments without readily determinable fair value, equity method investments and available-for-sale debt investments.

Prior to adopting ASC Topic 321, Investments—Equity Securities, (“ASC 321”), on January 1, 2018, the Company carries at cost its investments in investees that do not have readily determinable fair value and over which the Company does not have significant influence, in accordance with ASC Subtopic 325-20, Investments-Other: Cost Method Investments, (“ASC 325-20”). The Company only adjusts the carrying value of such investments for other-than-temporary decline in fair value and for distribution of earnings that exceed the Company’s share of earnings since its investment.

Management regularly evaluates the impairment of equity investments without readily determinable fair value based on the performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of the investment.

The Company adopted ASC 321 on January 1, 2018 and the cumulative effect of adopting the new standard on opening accumulated deficit is nil. Pursuant to ASC 321, equity investments, except for those accounted for under the equity method and those that result in consolidation of the investee and certain other investments, are measured at fair value, and any changes in fair value are recognized in earnings. For equity securities without readily determinable fair value and do not qualify for the existing practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures, (“ASC 820”), to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Company elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. Equity securities with readily determinable fair value are measured at fair values, and any changes in fair value are recognized in earnings.

Pursuant to ASC 321, for equity investments measured at fair value with changes in fair value recorded in earnings, the Company does not assess whether those securities are impaired. For those equity investments that the Company elects to use the measurement alternative, the Company makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the entity has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the entity has to recognize an impairment loss in net income equal to the difference between the carrying value and fair value.

Available-for-sale debt investments are convertible debt instruments issued by private companies, which are measured at fair value, with unrealized gains or losses recorded in accumulated other comprehensive income.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(n)	Long-term investments (continued)

Investments in equity investees represent investments in entities in which the Company can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC Subtopic 323-10, Investments-Equity Method and Joint Ventures: Overall, (“ASC 323-10”). The Company applies the equity method of accounting that is consistent with ASC 323-10 in limited partnerships in which the Company holds a three percent or greater interest. Under the equity method, the Company initially records its investment at cost and prospectively recognizes its proportionate share of each equity investee’s net profit or loss into its consolidated statements of operations. The difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill included in equity method investments on the consolidated balance sheets. The Company evaluates its equity method investments for impairment under ASC 323-10. An impairment loss on the equity method investments is recognized in the consolidated statements of operations when the decline in value is determined to be other-than-temporary.

(o)	Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. In accordance with ASC Topic 350, Goodwill and Other Intangible Assets, (“ASC 350”), recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present.

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

After the disposal of WiFire Entities and Aipu Group as defined in Note 4 in September 2017, the Company determined that there is only hosting and related services remained and hence the Company as a whole is one reporting unit as of December 31, 2018.

The Company early adopted ASU No. 2017-04, Simplifying the Test for Goodwill Impairment, (“ASU 2017-04”), which simplifies the accounting for goodwill impairment by eliminating Step two from the goodwill impairment test. Under the new guidance, if a reporting unit’s carrying amount exceeds its fair value, an entity will record an impairment charge based on that difference. The impairment charge will be limited to the amount of goodwill allocated to that reporting unit. Fair value is primarily determined by computing the future discounted cash flows expected to be generated by the reporting unit.

Immediately before the disposal of WiFire Entities and Aipu Group in September 2017, the Company completed its impairment test for goodwill in managed network services. The Company determined the fair value of the reporting unit using the income approach based on the discounted expected cash flows associated with the reporting unit. The discounted cash flows for the reporting unit were based on five-year projections. Cash flow projections were based on past experience, actual operating results and management best estimates about future developments as well as certain market assumptions. Cash flows after five years were estimated using a terminal value calculation, which considered terminal value growth at 3%,

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o)	Goodwill (continued)

considering the long-term revenue growth for entities in a similar industry in the PRC. The discount rate of approximately 13% was derived and used in the valuations which reflect the market assessment of the risks specific to the Company and its industry and is based on its weighted average cost of capital. The resulting fair value of the reporting unit significant lower than its carrying value, the Company fully impaired goodwill in managed network services and recorded an amount of RMB766 million for impairment loss of goodwill as of December 31, 2017.

Pursuant to ASC 350, the Company elected to perform a qualitative assessment for hosting and related services. As of October 1, 2018, the Company completed its annual impairment test for goodwill that has arisen out of its acquisitions. The Company evaluated all relevant factors including, but not limited to, macroeconomic conditions, industry and market conditions, financial performance, and the share price of the Company. The Company weighed all factors in their entirety and concluded that it was not more-likely-than-not the fair value was less than the carrying amount of the reporting unit, and further impairment testing on goodwill was unnecessary.

No impairment loss of goodwill in hosting and related services was recognized for the years ended December 31, 2016, 2017 and 2018, respectively.

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

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

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

In 2018, the Company performed a qualitative assessment for impairment on whether events or changes in circumstances indicate that the carrying amount of an asset or a group of long-lived assets might not be recoverable. No impairment was recognized for the year ended December 31, 2018 as there was no impairment indicator identified.

The Company recorded impairment charges associated with its long-lived assets and acquired intangibles as follows:

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Impairment of equipment	238,144	237,956	—	—
Impairment of intangible assets	154,803	163,852	—	—

(q)	Fair value of financial instruments

The Company’s financial instruments include cash and cash equivalents, restricted cash, short-term investments, accounts receivable and payable, other receivables and payables, bonds payable, short-term and long-term bank borrowings, available-for-sale debt securities, share-settled bonus, liability classified restricted share units (“RSU”), and the contingent purchase consideration payable included in the balances with related parties. Other than the bonds payable, long-term bank borrowings, share-settled bonus and the contingent purchase consideration payable included in the balances with related parties, the carrying values of these financial instruments approximate their fair values due to their short-term maturities.

The carrying amounts of long-term bank borrowings approximate their fair values since they bear interest rates which approximate market interest rates. The contingent purchase considerations in both cash and shares and share-settled bonus are initially measured at fair value on the acquisition dates of the acquired businesses and the date of grant, respectively, and subsequently remeasured at the end of each reporting period with an adjustment for fair value recorded to the current period income (expense).

(r)	Revenue recognition

The Company provides hosting and related services including hosting of customers’ servers and networking equipment, connecting customers’ servers with internet backbones and other value-added services (“Hosting services”), virtual private network services providing encrypted secured connection to public internet (“VPN services”) and public cloud service through strategic partnership with Microsoft (“Cloud services”).

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(r)	Revenue recognition (continued)

On January 1, 2018, the Company adopted ASU No. 2014-09, Revenue from Contracts with Customers, (“ASC 606”), which supersedes the revenue recognition requirements in ASC Topic 605, Revenue Recognition, (“ASC 605”), using the modified retrospective transition method applied to those contracts which were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under ASC 606, while prior period amounts have not been adjusted and continue to be reported in accordance with historic accounting under ASC 605. The impact of adopting the new revenue standard was not material to consolidated financial statements and there was no adjustment to beginning retained earnings on January 1, 2018.

Under ASC 606, an entity recognizes revenue as the Company satisfies a performance obligation when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration, if any; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration to which it is entitled in exchange for the goods or services it transfers to the customer.

Once a contract is determined to be within the scope of ASC 606 at contract inception, the Company reviews the contract to determine which performance obligations it must deliver and which of these performance obligations are distinct. The Company recognizes revenue based on the amount of the transaction price that is allocated to each performance obligation when that performance obligation is satisfied or as it is satisfied.

The Company is a principal and records revenue on a gross basis when the Company is primarily responsible for fulfilling the service, has discretion in establish pricing and controls the promised service before transferring that service to customers. Otherwise, the Company records revenue at the net amounts as commissions.

The Company derives revenue primary from the delivery of Hosting services, VPN services and Cloud services.

Hosting services are services that the Company dedicates data center space to house customers’ servers and networking equipment and provides tailored server administration services including operating system support and assistance with updates, server monitoring, server backup and restoration, server security evaluation, firewall services, and disaster recovery. The Company also provides interconnectivity services to connect customers with each other, internet backbones in China and other networks through Border Gateway Protocol, or BGP, network, or single-line, dual-line or multiple-line networks. Hosting services are typically provided to customers for a fixed amount over the contract service period and the related revenues are recognized on a straight-line basis over the term of the contract. For certain contracts where considerations are based on the usage of the Hosting services, the related revenues are recognized based on the consumption at the predetermined rate as the services are rendered throughout the contact term. The Company is a principal and records revenue for Hosting service on a gross basis.

VPN services are services that the Company extends customers’ private networks by setting up secure and dedicated connections through the public internet. VPN services are provided to customers for a fixed

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(r)	Revenue recognition (continued)

amount over the contract service period and revenue are recognized on a straight-line basis over the term of the contract. The Company is a principal and records revenue for VPN service on a gross basis.

Cloud services allow businesses to run their applications over the internet using the IT infrastructure. Revenue from Cloud services consisted of incentive revenue from Microsoft upon completion of certain conditions and a fixed percentage amount based on gross sales price generated from Cloud services provided to end customers. Cloud services are generally provided to end customers for a fixed amount over the contract period and the related revenues are recognized on a straight-line basis over the contract period. For certain contracts where considerations are based on the usage of the cloud resources, the related revenues are recognized based on the consumption at the predetermined rate as the services are rendered throughout the contract term. The Company records revenue for Cloud service on a net basis.

For certain arrangements, customers are required to pay the Company before the services are delivered. When either party to a revenue contract has performed, the Company recognizes a contract asset or a contract liability in the consolidated balance sheet, depending on the relationship between the Company’s performance and the customer’s payment. Contract liabilities were mainly related to fee received for Hosting services to be provided over the contract period, which were presented as deferred revenue on the consolidated balance sheets.

Deferred revenue represents the Company’s obligation to transfer the goods or services to a customer for which the Company has received consideration (or an amount of consideration is due) from the customer. As of December 31, 2017 and 2018, the Company has deferred revenue amounting up to RMB55,753 and RMB57,754 (US$8,400), respectively. The increase in deferred revenue as compared to the year ended December 31, 2017 is a result of the increase in consideration received from the customers. Revenue recognized from opening deferred revenue balance was RMB45,492 (US$6,617) for the year ended December 31, 2018.

(s)	Cost of revenues

Cost of revenues consists primarily of telecommunication costs, depreciation of the Company’s long-lived assets, amortization of acquired intangible assets, maintenance, data center rental expenses directly attributable to the provision of the IDC services, payroll and other related costs of operations.

(t)	Advertising expenditures

Advertising expenditures are expensed as incurred and are included in sales and marketing expenses, which amounted to RMB20,420, RMB7,773 and RMB7,968 (US$1,159) for the years ended December 31, 2016, 2017 and 2018, respectively.

(u)	Research and development expenses

Research and development expenses consist primarily of payroll and related personnel costs for routine upgrades and related enhancements of the Company’s services and network. Research and development expenses are expensed as incurred.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

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

Leases are classified at the inception date as either a capital lease or an operating lease. The Company did not enter into any leases whereby it is the lessor for any of the periods presented. As the lessee, a lease is a capital lease if any of the following conditions exists: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life, or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. The Company entered into capital leases for certain optical fiber, computer and network equipment and property in the years ended December 31, 2016, 2017 and 2018.

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

Interest expenses are capitalized if they are incurred during the acquisition, construction or production of a qualifying asset and such expenses could have been avoided if expenditures for these assets have not been made.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(x)	Capitalized interest (continued)

As a result of total interest expenses capitalized during the period, the interest expenses for the years ended December 31, 2016, 2017 and 2018, were as follows:

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Interest expense and amortization cost of bonds	113,367	63,354	150,098	21,831
Interest expense on bank borrowings	46,377	87,916	19,395	2,820
Interest expense on capital lease	66,687	63,757	79,935	11,626

Total interest expenses	226,431	215,027	249,428	36,277
Less: Total interest expenses capitalized	(27,842)	(29,714)	(13,362)	(1,943)

Interest expenses, net	198,589	185,313	236,066	34,334

(y)	Income taxes

The Company accounts for income taxes using the liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date of the change in tax rate.

The Company applies ASC Topic 740, Accounting for Income Taxes, (“ASC 740”), to account for uncertainty in income taxes. ASC 740 prescribes a recognition threshold a tax position is required to meet before being recognized in the financial statements.

The Company has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of “income tax expenses” in the consolidated statements of operations.

The Company adopted ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, (“ASU 2015-17”), to classify all deferred income tax assets and liabilities as non-current on the consolidated balance sheets.

(z)	Share-based compensation

Share options and Restricted Share Units (“RSUs”) granted to employees are accounted for under ASC Topic 718, Compensation—Stock Compensation, (“ASC 718”), which requires that share-based awards granted to employees be measured based on the grant date fair value and recognized as compensation expenses over the requisite service period and/or performance period (which is generally the vesting period) in the consolidated statements of operations.

The Company has elected to recognize compensation expenses using the straight-line method for share-based awards granted with service conditions that have a graded vesting schedule. For share-based awards granted with performance conditions, the Company recognizes compensation expenses using the accelerated method. The Company commences recognition of the related compensation expenses if it is probable that

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(z)	Share-based compensation (continued)

the defined performance condition will be met. To the extent that the Company determines that it is probable that a different number of share-based awards will vest depending on the outcome of the performance condition, the cumulative effect of the change in estimate is recognized in the period of change. For share-based awards with market conditions, the probability to achieve market conditions is reflected in the grant date fair value. The Company recognized the related compensation expenses when the requisite service is rendered using the accelerate method.

For the performance bonuses that the employees can elect to settle in cash and/or restricted shares at an agreed premium of the Company (“Share-Settled Bonus”), the Company estimates the portion of the arrangement to be settled in shares based on its past settlement practices and classifies such portion as a liability in accordance with ASC Topic 480, Distinguishing Liabilities from Equity, (“ASC 480”). The Company remeasures the fair value of such liability at each reporting period end through earnings until the underlying shares were approved and granted to the employees and accounted for the granted restricted shares unit as equity award. The original cash bonus amount continues to be classified as a liability within “Accrued expenses and other payables” in the consolidated balance sheets until the end of the six months’ lock-up period as such amounts will be paid to the employees in cash upon the termination of their employment. The fair value of the premium will be reclassified to additional paid in capital and recognized over the remaining lock-up period using the accelerated method, respectively.

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

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(z)	Share-based compensation (continued)

number of underlying shares were fixed and recorded the incremental cost over the remaining vesting term and the unrecognized compensation of original awards using the new term.

The Company adopted ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting, (“ASU 2016-09”), and elected to account for forfeitures as they occur.

(aa)	Loss per share

In accordance with ASC Topic 260, Earnings per Share, (“ASC 260”), basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of unrestricted ordinary shares outstanding during the year. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Contingently issuable shares, including performance-based share awards and contingent purchase considerations to be settled in shares, are included in the computation of basic earnings per share only when there is no circumstance under which those shares would not be issued. Contingently issuable shares are included in the denominator of the diluted loss per share calculation as of the beginning of the period or as of the inception date of the contingent share arrangement, if later, only when dilutive and when all the necessary conditions have been satisfied as of the reporting period end. For contracts that may be settled in ordinary shares or in cash at the election of the Company, share settlement is presumed, pursuant to which incremental shares relating to the number of shares that would be required to settle the contract are included in the denominator of diluted loss per share calculation if the effect is more dilutive. For the contracts that may be settled in ordinary shares or in cash at the election of the counterparty, the more dilutive option of cash or share settlement is used for the purposes of diluted loss per share calculation, pursuant to which share settlement requires the number of shares that would be required to settle the contract be included in the denominator whereas cash settlement requires an adjustment to be made to the numerator for any changes in income or loss that would result as if the contract had been classified as an asset or a liability for accounting purposes during the period for a contract that is classified as equity for accounting purposes, if the effect is more dilutive. Ordinary equivalent shares consist of the ordinary shares issuable upon the exercise of the share options, using the treasury stock method. Ordinary share equivalents are excluded from the computation of diluted loss per share if their effects would be anti-dilutive.

(bb)	Share repurchase program

Pursuant to the Board of Directors’ resolutions on August 18, 2016, the Company’s management is authorized to repurchase, in one or more tranches, up to an aggregate of US$200,000 of its own outstanding shares (including shares represented by ADSs) (each such transaction a “Repurchase”) over a period of 12 months starting from June 29, 2016.

The Company accounted for the repurchased shares as Treasury Stock at cost in accordance to ASC Subtopic 505-30, Treasury Stock, (“ASC 505-30”), and the share repurchase is shown separately in the consolidated statement of shareholder’s equity, as the Company has not yet decided on the ultimate disposition of those ADSs acquired. When the Company uses the treasury stock to settle the share consideration for the acquisitions (Note 18), the difference between the fair value at settlement date and the repurchase price is debited into additional paid-in capital. When the Company decides to retire the treasury stock, the difference between the original issuance price and the repurchase price is debited into accumulated deficit.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(bb)	Share repurchase program (continued)

For the years ended December 31, 2016, 2017 and 2018, the Company repurchased 815,525, 3,448,482 and nil ADSs for a consideration of RMB42,665, RMB133,126 and nil, respectively.

(cc)	Comprehensive loss

Comprehensive loss is defined as the decrease in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Accumulated other comprehensive (loss) income of the Company includes foreign currency translation adjustments related to the Company and its overseas subsidiaries, whose functional currency is US$.

(dd)	Segment reporting

In accordance with ASC Topic 280, Segment Reporting, (“ASC 280”), the Company historically had only one single reportable segment since the Company’s chief executive officer, who has been identified as the Company’s chief operating decision-maker (“CODM”) formerly relied on the consolidated results of operations when making decisions on allocating resources and assessing performance of the Company. On October 1, 2016, the Company changed its reportable segments as the CODM reviewed the operating result of two different services in order to allocate resources and assess performance of the Company. The operations of the Company are organized into two segments, consisting of the hosting and related services and managed network services. Hosting and related services business focuses primarily on colocation, interconnectivity, cloud, VPN, hybrid IT and other value-added services. Managed network services focuses on businesses that primarily utilize bandwidth such as content delivery network (“CDN”) service, hosting area network services and last-mile wired broadband service.

In September 2017, the Company disposed of WiFire Entities and Aipu Group, which are primarily engaged in the managed network services. After the disposals, the CODM reviews the operation results on the Company basis. As of December 31, 2017 and 2018, the Company only had one reporting segment.

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

(ff)	Comparatives

Certain items reported in the prior year’s consolidated financial statements have been reclassified to conform with the current year’s presentation.

(gg)	Recent accounting pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), (“ASU 2016-02”), which requires a lessee to recognize a lease liability and a right-of-use asset for all leases with lease terms of more

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(gg)	Recent accounting pronouncements (continued)

than 12 months. This guidance is effective for annual reporting periods beginning after December 15, 2018, including interim periods within those years, and early adoption is permitted. In January 2018, the FASB issued ASU No. 2018-01, Leases: Land Easement Practical Expedient, (“ASU 2018-01”), which provides an optional transition practical expedient for land easements. The effective date of the transition requirements for the amendment is the same as the effective date and transition requirements in ASU 2016-02. Subsequently, the FASB issued ASU No. 2018-10 Codification Improvements to Topic 842, Leases, (“ASU 2018-10”), which clarifies certain aspects of the guidance issued in ASU 2016-02; and ASU No. 2018-11, Leases (Topic 842): Targeted Improvements, (“ASU 2018-11”), which provides an additional transition method and a practical expedient for separating components of a contract for lessors. ASU 2016-02 modifies existing guidance for off balance sheet treatment of lessees’ operating leases by requiring lessees to recognize lease assets and lease liabilities. Under ASU 2016-02, lessor accounting is largely unchanged. ASU 2018-10 clarifies certain provisions and correct unintended applications of the guidance such as the application of implicit rate, lessee reassessment of lease classification, and certain transition adjustments that should be recognized to earnings rather than to stockholders’ equity. ASU 2018-11 provides an alternative transition method and practical expedient for separating contract components for the adoption of Topic 842. ASU 2018-11, ASU 2018-10, and ASU 2016-02 (collectively, “the new lease standards”) are effective for public business entities for annual reporting periods and interim periods within those years beginning after December 15, 2018. These new lease standards become effective for the Company on January 1, 2019. The Company will adopt this standard effective January 1, 2019 using the modified retrospective method, and chose to apply the new standard as of the effective date and will not restate comparable period. Consequently, all of the Company’s operating lease commitments were recognized as lease liabilities, with corresponding right-of-use assets, based on the present value of the remaining minimum rental payments under current leasing standards for existing operating leases. The Company will elect the package of practical expedients permitted under the transition guidance within the new standard, which permits the Company not to reassess under the new standard its prior conclusions about lease identification, lease classification and initial direct costs. The Company’s operating leases mainly related to offices and data center space will be subject to ASU 2016-02 and right-of-use assets and lease liabilities will be recognized on the Company’s consolidated balance sheet. The Company currently believes the most significant change will be related to the recognition of right-of-use assets and lease liabilities on the Company’s balance sheet for operating leases. The Company does not expect any material impact on net assets and the consolidated statement of comprehensive loss as a result of adopting the new standards.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, (“ASU 2016-13”). ASU 2016-13 changes the impairment model for most financial assets and certain other instruments. The standard will replace “incurred loss” approach with an “expected loss” model for instruments measured at amortized cost. For available-for-sale debt securities, entities will be required to record allowances rather than reduce the carrying amount, as they do today under the other-than-temporary impairment model. The standard is effective for public business entities for annual periods beginning after December 15, 2019, and interim periods therein. Early adoption is permitted. The Company is evaluating the effect that this guidance will have on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement, (“ASU 2018-13”). ASU 2018-13 modifies the disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. The amendments in ASU 2018-13 will be effective for the Company beginning after January 1, 2020 including interim periods within the year. Early adoption is permitted. An entity is

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(gg)	Recent accounting pronouncements (continued)

permitted to early adopt any removed or modified disclosures upon issuance of ASU No. 2018-13 and delay adoption of the additional disclosures until their effective date. The Company is evaluating the impact of adopting this new standard will have on its consolidated financial statements.

3.	CONCENTRATION OF RISKS

(a)	Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable, other receivables and amounts due from related parties. As of December 31, 2017 and 2018, the aggregate amount of cash and cash equivalents, restricted cash and short-term investments of RMB640,001 and RMB1,131,588 (US$164,583), respectively, were held at major financial institutions located in the PRC, and US$323,434 and US$258,083 (RMB1,774,447), respectively, were deposited with major financial institutions located outside the PRC. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006 that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go into bankruptcy. In addition, since China’s concession to the World Trade Organization, foreign banks have been gradually permitted to operate in China and have been significant competitors against Chinese banks in many aspects, especially since the opening of the Renminbi business to foreign banks in late 2006. Therefore, the risk of bankruptcy of those Chinese banks in which the Company has deposits has increased. In the event of bankruptcy of one of the banks which holds the Company’s deposits, the Company is unlikely to claim its deposits back in full since the bank is unlikely to be classified as a secured creditor based on PRC laws.

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

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

3.	CONCENTRATION OF RISKS (CONTINUED)

(b)	Business, supplier, customer, and economic risk (continued)

reasons, such as physical interruption, technical difficulties, contractual disputes, or the financial health of its third-party providers. Any failure of these network providers to provide the capacity the Company requires may result in a reduction in, or interruption of, service to its customers. A significant portion of the Company’s total bandwidth and cabinet resources are purchased from its five largest suppliers, who collectively accounted for 19%, 21% and 19% of the Company’s total bandwidth and cabinet resources for the years ended December 31, 2016, 2017 and 2018, respectively.

(iii) Customer Risk—The success of the Company’s business going forward will rely in part on Group’s ability to continue to obtain and expand business from existing customers while also attracting new customers. The Company has a diversified base of customers covering its services and the revenue from the largest single customer accounted for less than 12% of the Company’s total net revenues in the year ended December 31, 2018. Certain customers are local subsidiaries of a telecommunication carrier in China, which the Company views as separate customers as it negotiates with, maintain and support each of these entities given that each of them has the separate decision-making authority and services procurement budget. None of these customers on a stand-alone basis contributed more than 3% of the Company’s revenues in any given year but in the aggregate, they contributed approximately 4%, 2% and 4% of the Company’s total revenues for the years ended December 31, 2016, 2017 and 2018, respectively.

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

(v) Regulatory restrictions—The applicable PRC laws, rules and regulations currently prohibit foreign ownership of companies that provide internet related services, including hosting and related services. Accordingly, the Company’s subsidiary, 21Vianet China, is currently ineligible to apply for the required licenses for providing IDC services in China. As a result, the Company operates its IDC services in the PRC through its Consolidated VIEs which holds the licenses and permits required to provide IDC services in the PRC. The PRC Government may also choose at anytime to block access to certain website operators which could also materially impact the Company’s ability to generate revenue.

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

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

3.	CONCENTRATION OF RISKS (CONTINUED)

(d)	Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The depreciation (appreciation) of the RMB against US$ was approximately 6.8%, (5.8)% and 5.0% in the years ended December 31, 2016, 2017 and 2018, respectively.

(e)	Interest rate risk

The Company is exposed to interest rate risk on its interest-bearing assets and liabilities. As part of its asset and liability risk management, the Company reviews and takes appropriate steps to manage its interest rate exposures on its interest-bearing assets and liabilities. The Company has not been exposed to material risks due to changes in market interest rates, and not used any derivative financial instruments to manage the interest risk exposure during the periods presented.

4.	DISPOSAL OF SUBSIDIARIES

Disposals	in 2017

In September 2017, six wholly-owned subsidiaries engaged in CDN, hosting area network services and route optimization businesses, namely Guangzhou Gehua Network Technology Development Co., Ltd., CYSD, Zhiboxintong (Beijing) Network Technology Co., Ltd., WiFire BJ, BJ Fastweb and SH Guotong and Sichuan Aipu Network Co., Ltd. (“SC Aipu”) and its affiliates (collectively, the “Aipu Group”), which are engaged in the last-mile broadband business, were deconsolidated by the Company.

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

In addition to the impairment losses for long-lived assets and goodwill of RMB401,808 and RMB766,440, respectively, recognized in relation to Wifire Entities and Aipu Group before the disposal, the Company recognized a gain on disposal of WiFire Entities and Aipu Group of RMB497,036 for the year ended December 31, 2017.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

5.	ACCOUNTS AND NOTES RECEIVABLE, NET

Accounts and notes receivable and the allowance for doubtful debt consisted of the following:

	As of December 31,
	2017	2018
	RMB	RMB	US$
Accounts receivable	526,747	592,669	86,200
Notes receivable	2,720	2,606	379
Allowance for doubtful debt	(73,656)	(70,970)	(10,322)

	455,811	524,305	76,257

As of December 31, 2017 and 2018, all accounts and notes receivable were due from third party customers. An analysis of the allowance for doubtful debt was as follows:

	For the years ended December 31,
	2017	2018
	RMB	RMB	US$
Balance at beginning of the year	80,910	73,656	10,712
Additional provision charged to expense	69,553	315	46
Write-off of accounts receivable	(19,766)	(3,001)	(436)
Provision included in disposed subsidiaries	(57,041)	—	—

Balance at end of the year	73,656	70,970	10,322

6.	SHORT-TERM INVESTMENTS

Short-term investments consisted of the following as of December 31, 2017 and 2018:

	As of December 31,
	2017	2018
	RMB	RMB	US$
Time deposits	548,890	245,014	35,636

The Company recorded interest income related to its short-term investments amounting to RMB1,148, RMB4,021 and RMB7,303 (US$1,062) for the years ended December 31, 2016, 2017 and 2018, respectively, in the consolidated statements of operations.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

7.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2017	2018
	RMB	RMB	US$
Prepaid expenses	380,869	565,710	82,279
Staff advances	6,735	10,730	1,561
Interest receivables	17,644	12,037	1,751
Tax recoverables	376,642	421,654	61,327
Deposits	30,669	39,971	5,814
Prepayment for share repurchase plan	42,710	—	—
Loan to third parties	60,805	58,909	8,567
Other receivables	17,676	48,729	7,086

	933,750	1,157,740	168,385

Prepaid expenses mainly represented the unamortized portion of prepayments made to Microsoft for the cloud computing services, and the prepayments to telecommunication operators for bandwidth, data centers or cabinets.

8.	PROPERTY AND EQUIPMENT, NET

Property and equipment, including those held under capital leases, consisted of the following:

	As of December 31,
	2017	2018
	RMB	RMB	US$
At cost:
Property	467,312	753,319	109,566
Leasehold improvements	789,734	932,896	135,684
Computer and network equipment	2,681,759	3,260,336	474,196
Optical fibers	142,723	142,723	20,758
Office equipment	12,671	24,390	3,547
Motor vehicles	1,891	1,841	268

	4,096,090	5,115,505	744,019
Less: Accumulated depreciation	(1,326,511)	(1,870,640)	(272,073)

	2,769,579	3,244,865	471,946
Construction-in-progress	549,845	786,377	114,374

	3,319,424	4,031,242	586,320

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

8.	PROPERTY AND EQUIPMENT, NET (CONTINUED)

Depreciation expense was RMB480,105, RMB523,500 and RMB566,491 (US$82,393) for the years ended December 31, 2016, 2017 and 2018, respectively, and were included in the following captions:

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Cost of revenues	397,014	458,655	520,791	75,746
Sales and marketing expenses	3,759	3,188	986	144
General and administrative expenses	45,746	41,675	28,727	4,178
Research and development expenses	33,586	19,982	15,987	2,325

	480,105	523,500	566,491	82,393

The carrying amounts of the Company’s property and equipment held under capital leases at respective balance sheet dates were as follows:

	As of December 31,
	2017	2018
	RMB	RMB	US$
Property	365,353	365,353	53,138
Computer and network equipment	497,532	719,676	104,673
Optical fibers	142,723	142,723	20,758

	1,005,608	1,227,752	178,569
Less: Accumulated depreciation	(262,601)	(291,579)	(42,408)

	743,007	936,173	136,161
Construction-in-progress	130,192	576,022	83,779

	873,199	1,512,195	219,940

Depreciation expense of property, computer and network equipment and optical fibers under capital leases was RMB100,157, RMB92,920 and RMB170,264 (US$24,764), for the years ended December 31, 2016, 2017 and 2018, respectively.

The carrying amounts of property and equipment pledged by the Company to secure banking borrowings (Note 13) granted to the Company at the respective balance sheet dates were as follows:

	As of December 31,
	2017	2018
	RMB	RMB	US$
Property	143,893	140,393	20,419
Computer and network equipment	200,954	146,159	21,258
Office equipment	85	44	6

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

9.	INTANGIBLE ASSETS, NET

The following table presented the Company’s intangible assets as of the respective balance sheet dates:

	Purchased software	Radio spectrum license	Network use right	Contract backlog	Customer relationships	Licenses	Supplier relationships	Trade names	Platform software	Non-compete agreements	Internal- use software	Property management relationship	Total
	RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Intangible assets, net January 1, 2017	73,445	91,568	15,834	18,338	412,775	12,557	88,443	168,385	3,924	8,903	40,006	43,163	977,341
Additions	11,073	—	—	—	—	—	—	—	—	—	9,238	—	20,311
Disposals	(5,973)	—	(15,086)	—	(134,706)	(4,000)	(7,227)	(37,270)	—	(4,297)	(41,660)	(30,178)	(280,397)
Foreign currency translation difference	(905)	(7,781)	—	—	—	—	—	—	—	—	—	—	(8,686)
Amortization expense	(27,011)	(6,646)	(748)	(6,588)	(52,992)	(757)	(19,304)	(12,217)	(3,241)	(3,347)	(5,524)	(5,227)	(143,602)
Impairment	—	—	—	—	(87,195)	(3,532)	(41,768)	(22,494)	—	(1,105)	—	(7,758)	(163,852)

Intangible assets, net December 31, 2017	50,629	77,141	—	11,750	137,882	4,268	20,144	96,404	683	154	2,060	—	401,115

Additions	18,744	—	—	—	—	—	—	—	—	—	6,093	—	24,837
Disposals	(6,772)	—	—	—	—	—	—	—	—	—	—	—	(6,772)
Foreign currency translation difference	364	3,884	—	—	—	—	—	—	—	—	—	—	4,248
Amortization expense	(15,711)	(8,117)	—	(6,588)	(24,921)	(385)	(3,074)	(5,813)	(683)	(110)	(2,713)	—	(68,115)

Intangible assets, net December 31, 2018	47,254	72,908	—	5,162	112,961	3,883	17,070	90,591	—	44	5,440	—	355,313

Intangible assets, net December 31, 2018 (US$)	6,873	10,604	—	751	16,429	565	2,483	13,176	—	6	791	—	51,678

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

Amortization expenses were approximately RMB183,964, RMB143,602 and RMB68,115 (US$9,907) for the years ended December 31, 2016, 2017 and 2018, respectively.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

9.	INTANGIBLE ASSETS, NET (CONTINUED)

The annual estimated amortization expenses for the intangible assets for each of the next five years are as follows:

	RMB	US$
2019	56,567	8,227
2020	47,232	6,870
2021	45,005	6,545
2022	41,088	5,976
2023	28,322	4,120

	218,214	31,738

10.	LAND USE RIGHTS, NET

Land use rights held by the Company are amortized over the remaining term of the respective land use rights certificates.

	As of December 31,
	2017	2018
	RMB	RMB	US$
Cost	172,520	159,494	23,197
Accumulated amortization	(8,849)	(12,001)	(1,745)

Land use rights, net	163,671	147,493	21,452

The carrying amounts of land use rights pledged by the Company to secure banking borrowings (Note 13) granted to the Company at the respective balance sheet dates were as follows:

	As of December 31,
	2017	2018
	RMB	RMB	US$
Land use rights	16,818	16,403	2,386

11.	GOODWILL

The changes in the carrying amount of goodwill were as follows:

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Balance at beginning of the year	1,755,970	1,755,970	989,530	143,921
Impairment	—	(766,440)	—	—

Balance at end of the year	1,755,970	989,530	989,530	143,921

As of December 31, 2016, goodwill allocated to the reporting units of hosting and related services and managed network services was RMB989,530 and RMB766,440, respectively.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

11.	GOODWILL (CONTINUED)

In September 2017, goodwill included in managed network services reporting unit was fully impaired immediately before disposal of WiFire Entities and Aipu Group. As of December 31, 2017, no impairment loss of goodwill in hosting and related services was recorded.

As of December 31, 2018, the Company has performed a qualitative assessment for hosting and related services and no impairment loss was recorded for this year.

12.	LONG-TERM INVESTMENTS

The Company’s long-term investments consisted of the following:

	As of December 31,
	2017	2018
	RMB	RMB	US$
Equity investments without readily determinable fair values	57,567	51,410	7,477
Equity method investments	450,822	490,376	71,322
Available-for-sale debt investments	2,537	2,537	369

	510,926	544,323	79,168

Equity investments without readily determinable fair values

The Company disposed an equity investment without readily determinable fair values with a consideration of RMB26,653 (US$3,877) in 2018. The investment income comprised of dividend income of RMB1,821 and RMB406 (US$59), and disposal gain of nil and RMB20,496 (US$2,981) for the years ended December 31, 2017 and 2018, respectively.

The Company recorded an impairment loss of long-term investment amounting nil, RMB20,258 and nil for the years ended December 31, 2016, 2017 and 2018, respectively.

Equity method investments:

	As of December 31, 2016			Increase (decrease) during the year ended December 31, 2017		As of December 31, 2017
	Cost of investments	Share equity gain (loss)	Investments in equity investee	Cost of investments	Share equity gain (loss)	Cost of investments	Share equity gain (loss)	Investments in equity investee
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Yizhuang Fund	101,000	85,148	186,148	—	90,888	101,000	176,036	277,036
Unis Tech	49,000	(285)	48,175	—	(12,676)	49,000	(12,961)	36,039
Shihua DC Holdings	—	—	—	147,176	(9,429)	147,176	(9,429)	137,747
WiFire Entities	—	—	—	15,000	(15,000)	15,000	(15,000)	—

	150,000	84,863	234,863	162,176	53,783	312,176	138,646	450,822

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

12.	LONG-TERM INVESTMENTS (CONTINUED)

	As of December 31, 2017			Increase (decrease) during the year ended December 31, 2018			As of December 31, 2018
	Cost of investments	Share equity gain (loss)	Investments in equity investee	Cost of investments	Share equity loss	Disposal gain	Cost of investments	Share equity gain (loss)	Disposal gain	Investments in equity investee	Investments in equity investee
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$
Yizhuang Fund	101,000	176,036	277,036	—	(150,355)	—	101,000	25,681	—	126,681	18,425
Unis Tech	49,000	(12,961)	36,039	(49,000)	(3,548)	16,509	—	(16,509)	16,509	—	—
Shihua DC Holdings	147,176	(9,429)	137,747	219,447	(24,229)	—	366,623	(33,658)	—	332,965	48,428
Jingliang Inter Cloud	—	—	—	6,000	(34)	—	6,000	(34)	—	5,966	868
Jingliang Century Cloud	—	—	—	4,000	—	—	4,000	—	—	4,000	582
Huaye Cloud	—	—	—	23,333	(6,319)	—	23,333	(6,319)	—	17,014	2,474
ZJK Energy	—	—	—	5,907	(2,157)	—	5,907	(2,157)	—	3,750	545
WiFire Entities	15,000	(15,000)	—	—	—	—	15,000	(15,000)	—	—	—

	312,176	138,646	450,822	209,687	(186,642)	16,509	521,863	(47,996)	16,509	490,376	71,322

In April 2012, the Company through its subsidiary, 21Vianet Beijing, entered into an agreement to invest in the Yizhuang Venture Investment Fund (“Yizhuang Fund”) as a limited partner with an amount of RMB50,500. In December 2013, the Company made the second tranche of investment of another amount of RMB50,500 in the Yizhuang Fund, and held 27.694% of the investee as of December 31, 2016, 2017 and 2018. Given the Company holds more than three percent interest in the Yizhuang Fund as a limited partner, the investment is accounted for under the equity method as prescribed in ASC Subtopic 323-10, Investments—Equity Method, (“ASC 323-10”).

In June 2016, the Company through its subsidiary, 21Vianet Beijing, and a related company jointly set up Unisplendour-Vianet Technology Inc. (“Unis Tech”). The Company injected capital of RMB49,000 to acquire 49% of equity interest in Unis Tech with the ability to exercise significant influence. In March 2018, the Company disposed all its equity interests in Unis Tech with a total cash consideration of RMB49,000 (US$7,127) and recognized investment loss with an amount of RMB3,548 (US$516) and disposal gain with an amount of RMB16,509 (US$2,401).

In March 2017, the Company through its subsidiary, 21Vianet HK, and a third company jointly set up Shihua DC Holdings Inc. (“Shihua DC Holdings”). The Company injected capital of RMB147,176 to acquire 49% of equity interest in Shihua DC Holdings with the ability to exercise significant influence. In the year of 2018, the Company increased the capital injection with the amount of RMB219,447 (US$31,917) on a pro rata basis.

In September 2017, after the disposal of 66.67% equity interest in the WiFire Entities, the Company held the remaining 33.33% equity interest in the WiFire Entities, which is accounted for equity method investment at fair value of RMB6 yuan at the disposal date. In December 2017, the Company injected capital of RMB15,000 in the WiFire Entities pursuant to the sale and purchase agreement. As of December 31, 2017, the equity method investment balance is reduced to nil after the pickup of loss in the WiFire Entities.

In January 2018, the Company through its subsidiary, 21Vianet Beijing, and a third company jointly set up Beijing Jingliang Interconnected Cloud Technology Inc. (“Jingliang Inter Cloud”) and Jingliang Century Cloud Technology Inc. (“Jingliang Century Cloud”). The Company injected capital of RMB6,000 (US$873)

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

12.	LONG-TERM INVESTMENTS (CONTINUED)

and RMB4,000 (US$582) and the Company held 60% and 40% of equity interest in Jingliang Inter Cloud and Jingliang Century Cloud, respectively. Based on the article of association, the Company cannot exercise control over relevant activities of the investees, but it has the ability to exercise significant influence over operation and financial decisions of Jingliang Inter Cloud and Jingliang Century Cloud.

In March 2018, the Company through its subsidiary, 21Vianet Beijing, acquired 50% equity interest in Guangdong Huaye Cloud Inc. (“Huaye Cloud”) with an amount of RMB23,333 (US$3,394), with the ability to exercise significant influence.

Available-for-sale debt investments

Available-for-sale debt investments consisted of investments in convertible notes with conversion option to preferred shares that are not readily convertible to cash and therefore the bifurcation of embedded derivative is not required as the conversion option did not qualify as derivatives in accordance with ASC Topic 815, Derivatives and Hedging, (“ASC 815”).

13.	BANK BORROWINGS

Bank borrowings were as follows as of the respective balance sheet dates:

	As of December 31,
	2017	2018
	RMB	RMB	US$
Short-term bank borrowings	50,000	50,000	7,272
Long-term bank borrowings, current portion	70,289	75,284	10,950

	120,289	125,284	18,222
Long-term bank borrowings, non-current portion	187,638	112,000	16,290

Total bank borrowings	307,927	237,284	34,512

The short-term bank borrowings outstanding as of December 31, 2017 and 2018 bore a weighted average interest rate of 4.04% and 4.05% per annum, respectively, and were denominated in RMB. These borrowings were obtained from financial institutions and have terms of one year. The long-term bank borrowings (including current portion) outstanding as of December 31, 2017 and 2018 bore a weighted average interest rate of 5.50% and 5.31% per annum, and were denominated in RMB. These loans were obtained from financial institutions located in the PRC.

As of December 31, 2017 and 2018, unused loan facilities for bank borrowings amounted to RMB140,940 and RMB21,375 (US$3,109), respectively.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

13.	BANK BORROWINGS (CONTINUED)

Bank borrowings as of December 31, 2017 and 2018 were secured by the following:

December 31, 2017

Short-term bank borrowings	Secured by
(RMB)
50,000	Secured by restricted cash of RMB50,809.

50,000

Long-term bank borrowings (including current portion)	Secured by
(RMB)
158,000	Secured by a subsidiary’s fixed assets and land-use right with net book value of RMB344,932 and RMB16,818, respectively (Note 8/Note 10).
99,927	Unsecured borrowings.

257,927

December 31, 2018 Short-term bank borrowings	Secured by
(RMB)
50,000	Secured by restricted cash of RMB60,796 (US$8,842).

50,000

Long-term bank borrowings (including current portion)	Secured by
(RMB)
138,000	Secured by a subsidiary’s fixed assets and land-use right with net book value of RMB286,596 (US$41,683) and RMB16,403 (US$2,386), respectively (Note 8/Note 10).
49,284	Unsecured borrowings.

187,284

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

14.	ACCRUED EXPENSES AND OTHER PAYABLES

The components of accrued expenses and other payables were as follows:

	As of December 31,
	2017	2018
	RMB	RMB	US$
Payroll and welfare payables	197,171	224,265	32,618
Value-added tax and other taxes payable	16,951	16,931	2,463
Payables for office supplies and utilities	29,488	21,719	3,159
Payables for the purchase of property and equipment	185,594	207,512	30,181
Payables for the purchase of intangible assets	3,706	4,576	666
Accrued service fees	52,090	41,618	6,053
Interest payables	57,359	54,376	7,909
Liability classified RSU	11,865	4,970	723
Payables for acquisitions	47,755	47,755	6,946
Payables for litigation settlement	9,801	—	—
Others	45,353	35,598	5,176

	657,133	659,320	95,894

15.	CAPITAL LEASES

Certain property, computer and network equipment and optical fibers were acquired through capital leases entered into by the Company.

Future minimum lease payments under non-cancellable capital lease arrangements as lessee are as follows:

	RMB	US$
2019	305,710	44,464
2020	217,525	31,638
2021	317,382	46,161
2022	96,990	14,106
2023 and thereafter	575,941	83,767

Total minimum lease payments	1,513,548	220,136
Less: amount representing interest	(527,860)	(76,774)

Present value of remaining minimum lease payments	985,688	143,362

Capital leases bore weighted average interest rates of 9.93% and 10.37% per annum for the years ended December 31, 2017 and 2018, respectively.

16.	BONDS PAYABLE

On August 17, 2017, the Company issued and sold bonds with an aggregate principal amount of US$200,000 at a coupon rate of 7% per annum, or the original bonds. On September 29, 2017, the Company issued and sold follow-on bonds with an aggregate principal amount of US$100,000 at a coupon rate of 7% per annum, or the Bonds. The Bonds were priced at a slight premium of 100.04%, with an effective yield of 6.98% (together with the original bonds, “2020 Notes”). The 2020 Notes will mature on August 17, 2020.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

16.	BONDS PAYABLE (CONTINUED)

The 2020 Notes were listed and quoted on the Official List of the Singapore Exchange Securities Trading Limited. Interest on the 2020 Notes is payable semi-annually in arrears on August 17 and February 17 in each year, beginning from February 17, 2018.

Net proceeds from 2020 Notes after deducting issuance costs were RMB1,926,419. The proceeds from issuance of 2020 Notes will be used for refinancing outstanding indebtedness, fund future capital needs, and for general corporate purposes.

The 2020 Notes are unsecured and rank senior in right of payment to any of the Company’s indebtedness that is expressly subordinated to the bonds; equal in right of payment to any of the Company’s liabilities that are not so subordinated; but rank lower than any secured indebtedness of the Company and all liabilities (including accounts payable) of the Company’s subsidiaries and Consolidated VIEs.

The following table summarizes the aggregate required repayments of the principal amounts of the Company’s long-term borrowings, including the bonds payable and bank borrowings (Note 13) in the succeeding five years and thereafter:

	RMB	US$
For the years ending December 31,
2019	125,284	18,222
2020	2,091,460	304,190
2021	39,000	5,672
2022	40,500	5,890
2023 thereafter	—	—

17.	DEFERRED GOVERNMENT GRANTS

During the years ended December 31, 2016, 2017 and 2018, the Company received nil, RMB2,877 and RMB500 (US$73), respectively, in government grants from the relevant PRC government authorities for the use in construction of property and equipment. These grants are initially deferred and subsequently recognized in the consolidated statements of operations when the Company has complied with the conditions or performance obligations attached to the related government grants, if any, and the grants are no longer refundable. Grants that subsidize the construction cost of property and equipment are amortized over the life of the related assets as a reduction of the associated depreciation expense.

Movements of deferred government grants were as follows:

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Balance at beginning of the year	37,620	30,993	22,435	3,263
Additions	—	2,877	500	73
Decrease due to disposal of subsidiaries	—	(3,573)	—	—
Recognized as a reduction of depreciation expense	(6,627)	(7,862)	(7,143)	(1,039)

Balance at end of the year	30,993	22,435	15,792	2,297

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

18.	TREASURY STOCK

For the years ended December 31, 2016, 2017 and 2018, the Company repurchased the number of 815,525, 3,448,482 and nil ADSs pursuant to the share repurchase plans.

For the years ended December 31, 2016, 2017 and 2018, 223,161, nil and nil ADSs were issued to settle the contingent purchase consideration in relation to acquisitions.

19.	ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

The changes in accumulated other comprehensive (loss) income by component, net of tax of nil, were as follows:

Foreign currency translation
RMB
Balance as of January 1, 2016	(24,236)
Current year other comprehensive income	142,526

Balance as of December 31, 2016	118,290
Current year other comprehensive loss	(120,963)

Balance as of December 31, 2017	(2,673)
Current year other comprehensive income	88,652

Balance as of December 31, 2018	85,979

Balance as of December 31, 2018, in US$	12,505

20.	MAINLAND CHINA EMPLOYEE CONTRIBUTION PLAN

As stipulated by the regulations of the PRC, full-time employees of the Company in the PRC participate in a government-mandated multiemployer defined contribution plan organized by municipal and provincial governments. Under the plan, certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Company is required to make contributions to the plan based on certain percentages of employees’ salaries. The total expenses for the plan were RMB130,630, RMB134,053 and RMB122,362 (US$17,797) for the years ended December 31, 2016, 2017 and 2018, respectively.

21.	SHARE-BASED COMPENSATION

(a)	Option granted to employees

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

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

21.	SHARE-BASED COMPENSATION (CONTINUED)

(a)	Option granted to employees (continued)

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

The Company granted 1,059,668, 611,111 and 487,368 RSUs in 2016, 2017 and 2018, respectively, with performance conditions whereby a predetermined number will vest upon the assignment of an annual performance review in accordance with predetermined performance targets for the grantees over a one or four-year period. As it is probable for the Company to estimate the annual performance review ratings for the individual grantees, the Company commenced recognition of the related compensation expenses using the accelerated recognition method.

The Company granted 2,188,226 RSUs in 2018 with performance conditions whereby a predetermined number will vest upon with the achievement of predetermined operation performance targets for the Company. As it is probable for the Company to estimate the operation performance for the Company, the Company commenced recognition of the related compensation expenses using the accelerated recognition method.

The Company granted 547,056 RSUs in 2018 with market conditions whereby a predetermined number will vest upon with the achievement of predetermined share price targets for the Company. The probability to achieve market condition is reflected in the grant date fair value of the award and thus compensation cost is recognized when the requisite service is rendered using the accelerated method.

The compensation expenses related to remaining unvested share options shall be recognized over the remaining requisite service period or the performance review period. As of December 31, 2018, options to purchase 1,479,214 of ordinary shares were outstanding.

The following table summarized the Company’s employee share option activity under the 2010 Plan:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		(US$)	(Years)	(US$)
Outstanding, January 1, 2018	1,699,186	0.49	3.5
Exercised	(219,972)	0.31

Outstanding, December 31, 2018	1,479,214	0.51	2.2	1,370

Vested and expected to vest at December 31, 2018	1,479,214	0.51	2.2	1,370

Exercisable as of December 31, 2018	1,479,214	0.51	2.2	1,370

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the fair value of the underlying stock at each reporting date, for those awards that have an exercise price below the estimated fair value of the Company’s shares. As of December 31, 2018, the Company had options outstanding to purchase an aggregate of 1,479,214 shares with an exercise price

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

21.	SHARE-BASED COMPENSATION (CONTINUED)

(a)	Option granted to employees (continued)

below the fair value of the Company’s shares, resulting in an aggregate intrinsic value of RMB9,419 (US$1,370).

The aggregate fair value of the outstanding options at the grant date was determined to be RMB14,617 (US$2,126) as of December 31, 2018 and such amount is recognized as share-based compensation expenses using the straight-line method for all employee share options granted with graded vesting based on service conditions and the accelerated method for share options granted with graded vesting based on performance conditions. The weighted average grant date fair value of options granted during the years ended December 31, 2016, 2017 and 2018 was US$2, nil and nil, respectively. The total fair value of share options exercised during the years ended December 31, 2016, 2017 and 2018 was US$2,147, US$404, and US$239, respectively. The aggregate intrinsic value of options exercised during the years ended December 31, 2016, 2017 and 2018 was US$1,906, US$306, and US$248, respectively.

As of December 31, 2018, the Company has recorded all the share-based compensation expenses in relation to outstanding share options.

The following table summarized the Company’s RSUs activity under the 2014 Plan:

	Number of RSUs	Weighted average grant date fair value	Weighted average remaining contractual life	Aggregate intrinsic value
		(US$)	(Years)	(US$)
Unvested, January 1, 2018	1,516,898	11.76	7.9
Granted	3,222,650	6.39
Vested	(852,593)	11.05
Forfeited	(668,503)	14.95

Unvested, December 31, 2018	3,218,452	6.66	9	27,807

Share-based compensation expenses for RSUs are measured based on the closing fair market value of the Company’s ADS on the date of grant and the reporting date for liability classified RSUs, respectively. The aggregate fair value of the unvested RSUs as of December 31, 2018 was RMB191,187 (US$27,807), and such amount is recognized as share-based compensation expenses using the straight-line method for the RSUs with graded vesting based on service conditions and the accelerated method for the RSUs with graded vesting based on performance conditions, market conditions and share-settled bonuses. The weighted average grant date fair value of RSUs granted during the years ended December 31, 2016, 2017 and 2018 was US$8.85, US$6.31 and US$6.39, respectively. The total fair value of RSUs vested during the years ended December 31, 2016, 2017 and 2018 was US$14,849, US$18,238 and US$9,422, respectively.

As of December 31, 2018, there was RMB84,307 (US$12,262) of unrecognized share-based compensation expenses related to RSUs which is expected to be recognized over a weighted average vesting period of 3.6 years. Total unrecognized share-based compensation expenses may be adjusted for future changes when actual forfeitures incurred.

(b)	Shares issued to management of Dermot Entities

For the years ended December 31, 2016, 2017 and 2018, the Company recorded share-based compensation expenses of RMB10,871, RMB5,752 and nil within the Company’s consolidated statements of operations, respectively.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

21.	SHARE-BASED COMPENSATION (CONTINUED)

Total share-based compensation expenses relating to share options and RSUs granted to employees recognized for the years ended December 31, 2016, 2017 and 2018 were as follows:

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Cost of revenues	(4,110)	(277)	2,668	388
Sales and marketing expenses	2,490	(681)	2,139	311
General and administrative expenses	123,273	47,945	53,346	7,759
Research and development expenses	(2,924)	142	1,385	201

	118,729	47,129	59,538	8,659

22.	TAXATION

Enterprise	income tax (“EIT”)

Cayman Islands

The Company is incorporated in the Cayman Islands and conducts its primary business operations through the subsidiaries and VIEs in the PRC and Hong Kong. Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain arising in Cayman Islands. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Subsidiaries in British Virgin Islands are not subject to tax on income or capital gains under the current laws of the British Virgin Islands. Additionally, upon payments of dividends by the Company to its shareholders, no BVI withholding tax will be imposed.

Hong Kong

Subsidiaries in Hong Kong are subject to Hong Kong profits tax rate of 16.5% for the years ended December 31, 2016, 2017 and 2018. They may be exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

Taiwan

DYX Taiwan branch is incorporated in Taiwan and is subject to Taiwan profits tax rate of 17% for the years ended December 31, 2016, 2017 and 2018.

The PRC

The Company’s PRC subsidiaries are incorporated in the PRC and subject to the statutory rate of 25% on the taxable income in accordance with the Enterprise Income Tax Law (The “EIT Law”), which was effective since January 1, 2008, except for certain entities eligible for preferential tax rates.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

22.	TAXATION (CONTINUED)

Enterprise	income tax (“EIT”) (continued)

The PRC (continued)

Dividends, interests, rent or royalties payable by the Company’s PRC subsidiaries, to non-PRC resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% withholding tax, unless the respective non-PRC resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangement with China that provides a reduced withholding tax rate or an exemption from withholding tax.

21Vianet Beijing was qualified for a High and New Technology Enterprise (“HNTE”) since 2008 and is eligible for a 15% preferential tax rate. In October 2014, 21Vianet Beijing obtained a new certificate and renewed the certificate in October 2017, which will expire in October 2020. In accordance with the PRC Income Tax Laws, an enterprise awarded with the HNTE certificate may enjoy a reduced EIT rate of 15%. For the years ended December 31, 2016, 2017 and 2018, 21Vianet Beijing enjoyed a preferential tax rate of 15%.

In April 2011, Xi’an Sub, a subsidiary located in Shaanxi Province, was qualified for a preferential tax rate of 15% and started to apply this rate from then on. The preferential tax rate is awarded to companies that are located in West Regions of China which operate in certain encouraged industries. This qualification will need to be assessed on an annual basis. For the years ended December 31, 2016, 2017 and 2018, the tax rate assessed for Xi’an Sub was 25%, 25% and 15%, respectively.

In 2013, BJ iJoy was qualified as a software enterprise which allows BJ iJoy to utilize a two-year 100% exemption for 2013 and 2014 followed by a three-year half-reduced EIT rate effective for the years from 2015 to 2017. For the years ended December 31, 2013 and 2014, BJ iJoy enjoyed the 100% tax exemption for its taxable income. For the years ended December 31, 2015, 2016 and 2017, BJ iJoy enjoyed the half-reduced EIT rate for its taxable income. For the year ended December 31, 2018, BJ iJoy was subject to the statutory rate of 25% for the taxable income.

In October 2015, SH Blue Cloud, a subsidiary located in Shanghai, was qualified for a HNTE and became eligible for 15% preferential tax rate effective for three consecutive years. The certificate was renewed in October 2018 which will expire in October 2021. Accordingly, for the years ended December 31, 2016, 2017 and 2018, SH Blue Cloud enjoyed a preferential tax rate of 15%.

In November 2016, SZ DYX, a subsidiary located in Guangdong Province, was qualified for a HNTE and became eligible for 15% preferential tax rate effective for three consecutive years, expiring in November 2019 and thereafter for an additional three years if it is able to meet HNTE technical and administrative requirements in those three years. Accordingly, for the years ended December 31, 2016, 2017 and 2018, SZ DYX enjoyed a preferential tax rate of 15%.

The New EIT Law also provides that enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC are considered PRC tax resident enterprises and subject to PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. As of December 31, 2018, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. If the Company is deemed as a PRC tax resident, it will be subject to 25% PRC EIT under the New EIT Law on its worldwide income, meanwhile the dividend it receives from another PRC tax resident company will be exempted from 25% PRC income tax. The Company will continue to monitor changes in the interpretation or guidance of this law.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

22.	TAXATION (CONTINUED)

Enterprise	income tax (“EIT”) (continued)

Loss before income taxes consisted of:

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Non-PRC	(155,364)	(286,388)	(214,063)	(31,136)
PRC	(787,718)	(721,426)	51,738	7,525

	(943,082)	(1,007,814)	(162,325)	(23,611)

Income tax benefits (expenses) comprised of:

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Current	(54,772)	(37,856)	(44,187)	(6,426)
Deferred	65,932	128,026	19,776	2,876

	11,160	90,170	(24,411)	(3,550)

The reconciliation of tax computed by applying the statutory income tax rate of 25% for the years ended December 31, 2016, 2017 and 2018 applicable to the PRC operations to income tax benefits (expenses) was as follows:

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Loss before income taxes	(943,082)	(1,007,814)	(162,325)	(23,611)
Income tax benefits computed at applicable tax rates (25%)	235,770	251,954	40,581	5,902
Non-deductible expenses	(16,610)	(5,468)	(2,834)	(412)
Research and development expenses	7,766	11,895	25,906	3,768
Effect of tax holidays	1,691	—	—	—
Preferential rate	(11,060)	(90,076)	11,701	1,702
Current and deferred tax rate differences	(1,521)	33,366	37,934	5,517
International rate differences	(51,392)	59,029	(63,525)	(9,239)
Tax exempted income	9,878	—	—	—
Unrecognized tax benefits	(14,525)	(6,259)	1,472	214
Deferred tax expense	1,516	2,851	—	—
Change in valuation allowance	(158,724)	(174,388)	(79,694)	(11,591)
Prior year provision to return true up	8,371	7,266	4,048	589

Income tax benefits (expenses)	11,160	90,170	(24,411)	(3,550)

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

22.	TAXATION (CONTINUED)

Enterprise	income tax (“EIT”) (continued)

The benefit of the tax holiday per basic and diluted earnings per share was as follows:

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Basic	0.003	—	—	—

Diluted	0.003	—	—	—

Deferred	Tax

The significant components of deferred taxes were as follows:

	As of December 31,
	2017	2018
	RMB	RMB	US$
Deferred tax assets
Non-current
Allowance for doubtful debt	33,978	38,993	5,670
Accrued expenses	7,409	25,894	3,766
Tax losses	135,433	153,171	22,278
Property and equipment	7,642	15,299	2,226
Intangible assets	2,976	2,221	323
Capital lease	22,006	50,980	7,415
Deferred government grants	3,728	2,662	387
Disposal loss on long-term investments	57,697	49,007	7,128
Loss picked up on equity method investments	6,919	5,878	855
Valuation allowance	(104,970)	(184,664)	(26,858)

Total deferred tax assets	172,818	159,441	23,190

Deferred tax liabilities
Non-current
Intangible assets	97,915	89,536	13,022
Property and equipment	49,676	48,496	7,053
Capitalized interest expenses	16,185	15,837	2,303
Gain picked up from equity method investments	27,097	3,851	561

Total deferred tax liabilities	190,873	157,720	22,939

Valuation allowance is considered for each of the entities. Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss or credit carry forwards. The Company evaluates the potential realization of deferred tax assets on an entity-by-entity basis. As of December 31, 2017 and 2018, valuation allowances were provided against deferred tax assets in entities where it was determined it was more likely than not that the benefits of the deferred tax assets will not be realized in future years.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

22.	TAXATION (CONTINUED)

Deferred	Tax (continued)

As of December 31, 2018, the Company has net tax operating losses from its PRC subsidiaries and its Consolidated VIEs, as per filed tax returns, of RMB454,513 (US$66,106), which will expire between 2019 to 2028.

As of December 31, 2018, the Company intends to permanently reinvest the undistributed earnings from other foreign subsidiaries to fund future operations. As of December 31, 2018, the total amount of undistributed earnings from its PRC subsidiaries as well as VIEs was RMB1,123,491 (US$163,405). The amount of unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries is not determined because such a determination is not practicable.

Unrecognized	Tax Benefits

As of December 31, 2017 and 2018, the Company recorded unrecognized tax benefits of RMB16,511 and RMB6,677 (US$971), respectively.

The unrecognized tax benefits and its related interest are primarily related to non-deductible expenses and accrued expenses. RMB1,896 of the total unrecognized tax benefits, ultimately recognized, will impact the effective tax rate. It is possible that the amount of uncertain tax benefits will change in the next 12 months, however, an estimate of the range of the possible outcomes cannot be made at this time.

A roll-forward of unrecognized tax benefits principal was as follows:

	For the years ended December 31,
	2017	2018
	RMB	RMB	US$
Balance at beginning of year	23,220	11,582	1,685
Reversal based on tax positions related to prior years	(8,880)	(9,070)	(1,319)
Additions based on tax positions related to the current year	4,825	1,997	290
Decrease due to disposal of subsidiaries	(7,583)	—	—

Balance at end of year	11,582	4,509	656

For the years ended December 31, 2016, 2017 and 2018, the Company recorded (reversed) interest expenses of RMB2,779, RMB674 and RMB(2,761) (US$(402)), respectively. Accumulated interest expenses recorded by the Company was RMB4,929 and RMB2,168 (US$315) as of December 31, 2017 and 2018, respectively. As of December 31, 2018, the tax years ended December 31, 2013 through 2018 for the PRC subsidiaries remain open for statutory examination by the PRC tax authorities.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

23.	RELATED PARTY TRANSACTIONS

a)	Related parties *

Name of related parties	Relationship with the Company
Shanghai Shibei Hi-Tech Co., Ltd. (“SH Shibei”)	Noncontrolling shareholder of a subsidiary
A PRC citizen	Seller of iJoy
Mr. Li (3)	Seller of Aipu Group
Dyxnet Internet Center Limited (“DIC”)	A related party of seller of Dermot Entities
Beijing Cheetah Mobile Technology Co., Ltd. (“BJ Cheetah”) (1)	A company controlled by principal shareholder of the Company
Beijing Kingsoft Cloud Network Technology Co., Ltd. (“BJ Kingsoft”) (1)	A company controlled by principal shareholder of the Company
Xiaomi Communication Technology Co., Ltd., and its subsidiary, Beijing Xiaomi Mobile Software Co., Ltd. (collectively, “Xiaomi Group”) (2)	A group controlled by principal shareholder of the Company
WNT Technology Limited (“WNT Technology”)	A related party of seller of Dermot Entities
Chengdu Guotao Communication Co., Ltd. (“CD Guotao”) (3)	A related party of the controlling shareholder of Aipu Group
Dyxnet Data Centre Services Limited (“DCSS”)	A related party of seller of Dermot entities
Beijing Chengyishidai Network Engineering Technology Co., Ltd. (“CYSD”) (4)	Equity investee of the Company
WiFire (Beijing) Technology Co., Ltd. (“WiFire BJ”) (4)	Equity investee of the Company
Beijing Fastweb Network Technology Co., Ltd. (“BJ Fastweb”) (4)	Equity investee of the Company
Shanghai Fawei Technology Co., Ltd. (“SH Fawei”) (4)	Equity investee of the Company
Wuhan Fastweb Cloud Computing Co., Ltd. (“WH Fastweb”) (4)	Equity investee of the Company
Beijing Bozhi Ruihai Network Technology Co., Ltd. (“BZRH”) (4)	Equity investee of the Company
Unisvnet Technology Co., Ltd. (“Unisvnet”)	A company controlled by controlling shareholder of the Company
Beijing Taiji Data Tech Co., Ltd. (“Taiji”)	Equity investee of the Company
WiFire (Shanghai) Network Technology Co., Ltd. (“SH Guotong”)	Equity investee of the Company
Jingliang Interconnected Cloud Technology Co., Ltd. (“Jingliang Inter Cloud”)	Equity investee of the Company
Beijing Tuspark Harmonious Investment Development Co., Ltd. (“Tuspark Harmonious”)	A company controlled by controlling shareholder of the Company
Ziguang Financial Leasing Co., Ltd. (“Ziguang Financial Leasing”)	A company controlled by controlling shareholder of the Company
Shihua DC Investment Holdings 2 Limited (“Shihua DC Holdings”)	A joint venture under equity method investment of the Company

*	These are the related parties that have engaged in significant transactions with the Company for the years ended December 31, 2016, 2017 and 2018.
(1)	These companies and Kingsoft are ultimately controlled by the same party. Kingsoft made a significant investment in the Company in 2015.
(2)	These companies and Xiaomi are ultimately controlled by the same party. Xiaomi made a significant investment in the Company in 2015.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

23.	RELATED PARTY TRANSACTIONS (CONTINUED)

a)	Related parties * (continued)

(3)	These entities ceased to be related parties immediately after the disposal of Aipu Group in 2017.
(4)	These entities were disposed by the Company in September 2017, included in WiFire Entities, and determined by the Company as related parties as of December 31, 2017 and 2018.

b)	Other than disclosed elsewhere, the Company had the following significant related party transactions for the years ended December 31, 2016, 2017 and 2018:

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Services provided to:
- Xiaomi Group	125,147	220,110	374,085	54,408
- WiFire BJ	—	9,726	16,490	2,398
- Taiji	—	—	13,681	1,990
- BJ Kingsoft	19,471	8,046	6,281	914
- BJ Cheetah	9,478	5,128	2,079	302
- Unisvnet	—	—	1,011	147
- Others	2,413	3,314	4,493	653

Services provided by:
- CYSD	—	2,979	18,667	2,715
- BJ Kingsoft	1,045	7,775	13,204	1,920
- Taiji	—	—	7,095	1,032
- DCSS	10,883	6,424	5,238	762
- BZRH	—	—	4,239	617
- WiFire BJ	—	1,616	4,066	591
- Jingliang Inter Cloud	—	—	3,477	506
- Others	9,178	2,632	6,396	963

Sales of equipment and property to:
- BJ Fastweb	—	1,021	—	—

Purchases of equipment and property from:
- WNT Technology	—	2,629	—	—
- DIC	3,079	1,234	—	—

Loan to:
- BJ Fastweb	—	20,000	—	—

Loan from:
- CD Guotao	3,483	—	—	—

Interest income from loan to:
- BJ Fastweb	—	210	700	102

Lease deposit paid to:
- Tuspark Harmonious	—	—	11,472	1,669
- Ziguang Financial Leasing	—	—	2,042	297

Lease payment paid to:
- Ziguang Financial Leasing	—	—	4,897	712

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

23.	RELATED PARTY TRANSACTIONS (CONTINUED)

c)	The Company had the following related party balances as of December 31, 2017 and 2018:

	As of December 31,
	2017	2018
	RMB	RMB	US$
Amounts due from related parties:
Current:
- Xiaomi Group	39,016	41,159	5,986
- WiFire BJ	15,321	36,578	5,320
- SH Fawei	10,332	13,742	1,999
- Taiji	—	13,542	1,970
- SH Shibei	9,800	9,800	1,425
- WH Fastweb	4,600	5,131	746
- Unisvnet	—	1,072	156
- BJ Kingsoft	5,663	982	143
- Seller of iJoy	26,137	—	—
- Others	3,387	3,440	500

	114,256	125,446	18,245

Non-current:
- BJ Fastweb	20,210	20,910	3,041
- Tuspark Harmonious	—	11,472	1,669
- Ziguang Financial Leasing	—	2,042	297

	20,210	34,424	5,007

Amounts due to related parties:
Current:
- Tuspark Harmonious	—	13,850	2,014
- Ziguang Financial Leasing	—	8,938	1,300
- SH Guotong	—	8,135	1,183
- CYSD	3,618	7,158	1,041
- Taiji	—	6,724	978
- BZRH	9,358	5,088	740
- BJ Kingsoft	2,070	609	89
- Seller of iJoy	39,068	—	—
- Others	1,561	1,826	266

	55,675	52,328	7,611

Non-current:
- Tuspark Harmonious	—	443,622	64,522
- Shihua DC Holdings	—	48,329	7,029
- Ziguang Financial Leasing	—	12,527	1,822

	—	504,478	73,373

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

24.	SEGMENT REPORTING

As of December 31, 2016, the operations of the Company were organized into two segments, consisting of the hosting and related services and managed network services. The Company derived the results of the segments directly from its internal management reporting system. The CODM measures the performance of each segment based on metrics of revenue and earnings from operations and uses these results to evaluate the performance of, and to allocate resources to, each of the segments. After disposal of WiFire Entities and Aipu Group in September 2017 (Note 4), the Company had only one reporting segment as of December 31, 2017 and 2018.

Because substantially all of the Company’s long-lived assets and revenues are located in and derived from the PRC, geographical segments are not presented.

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Hosting and related services
Revenues	2,668,655	2,975,178	3,401,037	494,660
Cost	(1,936,658)	(2,130,279)	(2,456,166)	(357,235)

Gross profit	731,997	844,899	944,871	137,425
Operating income (expenses)
Operating income	6,783	5,439	5,027	731
Sales and marketing expenses	(144,335)	(171,761)	(172,176)	(25,042)
Research and development expenses	(87,227)	(97,597)	(92,109)	(13,397)
General and administrative expenses	(404,181)	(417,154)	(462,637)	(67,288)
(Allowance) reversal for doubtful debt	(78,330)	(6,257)	598	87
Changes in the fair value of contingent purchase consideration payables	19,394	(937)	13,905	2,022

Operating profit	44,101	156,632	237,479	34,538
Managed network services
Revenues	973,119	417,527	—	—
Cost	(992,980)	(504,016)	—	—

Gross loss	(19,861)	(86,489)	—	—
Operating expenses
Sales and marketing expenses	(208,591)	(84,921)	—	—
Research and development expenses	(62,110)	(51,546)	—	—
General and administrative expenses	(235,467)	(102,796)	—	—
Allowance for doubtful debt	(39,234)	(31,170)	—	—
Changes in the fair value of contingent purchase consideration payables	73,913	—	—	—
Impairment of goodwill	—	(766,440)	—	—
Impairment of long-lived assets	(392,947)	(401,808)	—	—

Operating loss	(884,297)	(1,525,170)	—	—

Group consolidated revenue	3,641,774	3,392,705	3,401,037	494,660
Group consolidated operating (loss) profit	(840,196)	(1,368,538)	237,479	34,538

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

25.	RESTRICTED NET ASSETS

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

In accordance with the PRC Regulations on Enterprises with Foreign Investment and the articles of association of the Company’s PRC subsidiaries, a foreign-invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign-invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. 21Vianet China was established as a foreign-invested enterprise and, therefore, is subject to the above mandated restrictions on distributable profits. As of December 31, 2017, and 2018, the Company’s PRC subsidiaries had appropriated RMB38,736 and RMB42,403 (US$6,167), respectively, in its statutory reserves.

As a result of these PRC laws and regulations subject to the limit discussed above that require annual appropriations of 10% of after-tax income to be set aside, prior to payment of dividends as general reserve fund, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. Amounts restricted include paid-in capital, additional paid in capital and statutory reserve funds of the Company’s PRC subsidiaries and the equity of the Consolidated VIEs, as determined pursuant to PRC generally accepted accounting principles, totaling an aggregate of RMB5,234,597 (US$761,341) as of December 31, 2018.

26.	LOSS PER SHARE

Basic and diluted loss per share for each of the years presented were calculated as follows:

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Numerator:
Net loss	(931,922)	(917,644)	(186,736)	(27,161)
Net loss (profit) attributable to noncontrolling interest and redeemable noncontrolling interest	298,324	144,914	(18,329)	(2,666)

Net loss attributable to ordinary shareholders	(633,598)	(772,730)	(205,065)	(29,827)
Plus: increase in accretion of redeemable noncontrolling interests	(210,484)	(141,896)	—	—

Adjusted net loss attributable to ordinary shareholders	(844,082)	(914,626)	(205,065)	(29,827)

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

26.	LOSS PER SHARE (CONTINUED)

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Denominator:
Weighted average number of shares outstanding—basic	617,169,833	672,836,226	674,732,130	674,732,130
Weighted average number of shares outstanding—diluted	617,169,833	672,836,226	674,732,130	674,732,130
Loss per share—Basic:
Net loss	(1.37)	(1.36)	(0.30)	(0.04)

	(1.37)	(1.36)	(0.30)	(0.04)

Loss per share—Diluted:
Net loss	(1.37)	(1.36)	(0.30)	(0.04)

	(1.37)	(1.36)	(0.30)	(0.04)

In 2016, 2017 and 2018, the Company issued 4,500,000, 9,000,000 and nil ordinary shares to its share depositary bank which will be used to settle stock option awards upon their exercise, respectively. No consideration was received by the Company for this issuance of ordinary shares. These ordinary shares are legally issued and outstanding but are treated as escrowed shares for accounting purposes and therefore, have been excluded from the computation of loss per share. Any ordinary shares not used in the settlement of stock option awards will be returned to the Company.

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

For the years ended December 31, 2016, 2017 and 2018, 3,261,456, 3,119,052 and 3,070,500 Class A ordinary shares were issued to settle the share options exercised and RSUs vested.

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

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

28.	REDEEMABLE NONCONTROLLING INTERESTS (CONTINUED)

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

Upon the disposal of Aipu Group in September 2017, the redeemable noncontrolling interests recognized was reversed due to the deconsolidation of Aipu Group. However, as the Written Put Option outstanding is legally detachable separately exercisable from the 50% minus one share of equity in Aipu Group held by the Company, the Written Put Option qualifies as a freestanding financial instrument as defined under ASC Topic 480 and the Written Put Option is accounted as derivative liability pursuant to ASC 815. However, in December 2017 as part of the transfer of all the remaining 50% equity interest, the Written Put Option was terminated and the gain was recognized as part of the disposal of subsidiaries for the year ended December 31, 2017.

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Balance at beginning of the year	790,229	700,000	—	—
Loss for the year	(300,713)	(141,896)	—	—
Increase in accretion of redeemable noncontrolling interests	210,484	141,896	—	—
Reversal due to extinguishment of put option	—	(700,000)	—	—

Balance at end of the year	700,000	—	—	—

29.	FAIR VALUE MEASUREMENTS

The Company applies ASC 820. ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided on fair value measurement.

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

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

29.	FAIR VALUE MEASUREMENTS (CONTINUED)

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

Cash equivalents, time deposits and bonds payable are classified within Level 1 because they are valued by using quoted market prices.

The contingent purchase consideration payable for the acquired businesses, the share-settled bonus, liability classified RSU and available-for-sale debt securities are classified within Level 3. The contingent purchase considerations are based on the achievement of certain financial targets in accordance with the sales and purchase agreements for the various periods, as well as other non-financial measures. The fair value of the share-settled bonus was estimated using the performance bonuses that the Company estimates to be settled in shares and the observable market prices of the underlying ADSs of the Company. The fair value of liability classified RSU was estimated using the share price and exchange rate that the Company estimates to be settled in shares.

The Company measures equity investments elected to use the measurement alternative at fair value on a nonrecurring basis, in the cases of an impairment charge is recognized, fair value of an investment is remeasured in an acquisition/a disposal, and an orderly transaction for identical or similar investments of the same issuer was identified.

Assets and liabilities measured at fair value on a recurring basis were summarized below:

	Fair value measurement using:
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)	Fair value at December 31, 2017
	RMB	RMB	RMB	RMB
Cash equivalents:
- Time deposits	874,786	—	—	874,786
Short-term investments:
- Time deposits	548,890	—	—	548,890
Long-term investments
- Available-for-sale debt securities	—	—	2,537	2,537

Assets	1,423,676	—	2,537	1,426,213

Long-term borrowings:
- Bonds payable	1,980,529	—	—	1,980,529

Other liabilities:
- Liability classified RSU	—	—	11,865	11,865

Amounts due to related parties:
- Contingent purchase consideration payable in relation to the acquisition of subsidiaries	—	—	36,734	36,734

Liabilities	1,980,529	—	48,599	2,029,128

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

29.	FAIR VALUE MEASUREMENTS (CONTINUED)

	Fair value measurement using:
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)	Fair value at December 31, 2018
	RMB	RMB	RMB	RMB	US$
Cash equivalents:
- Time deposits	1,194,425	—	—	1,194,425	173,722

Short-term investments:
- Time deposits	245,014	—	—	245,014	35,636

Long-term investments
- Available-for-sale debt securities	—	—	2,537	2,537	369

Assets	1,439,439	—	2,537	1,441,976	209,727

Long-term borrowings:
- Bonds payable	2,030,361	—	—	2,030,361	295,304

Other liabilities:
- Liability classified RSU	—	—	4,970	4,970	723

Liabilities	2,030,361	—	4,970	2,035,331	296,027

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

29.	FAIR VALUE MEASUREMENTS (CONTINUED)

The following table presented a reconciliation of all liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3):

Contingent purchase consideration payable
RMB
Fair value at January 1, 2017	65,797
Changes in the fair value	937
Settlement of contingent purchase consideration payable	(30,000)
Transfers in and/or out of Level 3	—

Fair value at December 31, 2017	36,734

Changes in the fair value	(13,905)
Settlement of contingent purchase consideration payable	(22,829)
Transfers in and/or out of Level 3	—

Fair value at December 31, 2018	—

Fair value at December 31, 2018 (US$)	—

Share-settled bonus
RMB
Fair value at January 1, 2017	37,526
Changes in the fair value	(810)
Reclassification to equity	(22,752)
Bonuses settled in cash during 2017	(13,964)
Transfers in and/or out of Level 3	—

Fair value at December 31, 2017	—

Transfers in and/or out of Level 3	—

Fair value at December 31, 2018	—

Fair value at December 31, 2018 (US$)	—

Liability classified RSU
RMB
Fair value at January 1, 2017	34,612
Increase in liability classified RSU	61,903
Reclassification to equity	(84,650)
Transfers in and/or out of Level 3	—

Fair value at December 31, 2017	11,865

Reclassification to equity	(587)
Reversal of share-settled bonus	(6,308)
Transfers in and/or out of Level 3	—

Fair value at December 31, 2018	4,970

Fair value at December 31, 2018 (US$)	723

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

30.	COMMITMENTS AND CONTINGENCIES

Capital commitments

As of December 31, 2018, the Company has the following commitments to purchase certain computer and network equipment and construction in progress:

	RMB	US$
2019	1,148,922	167,104
2020	281,529	40,947
2021	147,609	21,469
2022	104,645	15,220
2023 and thereafter	708,597	103,062

	2,391,302	347,802

Operating lease commitments

The Company leases facilities in the PRC, Hong Kong and United States under non-cancelable operating leases expiring on different dates. For the years ended December 31, 2016, 2017 and 2018, total rental expenses for all operating leases amounted to RMB93,869, RMB89,780 and RMB137,649 (US$20,020), respectively. As of December 31, 2018, the Company has future minimum lease payments under non-cancelable operating leases with initial terms in excess of one year in relation to office premises and data center space consisting of the following:

	RMB	US$
2019	171,404	24,930
2020	131,268	19,092
2021	151,428	22,024
2022	96,025	13,966
2023 and thereafter	813,854	118,370

	1,363,979	198,382

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. The terms of the leases do not contain material rent escalation clauses or contingent rents.

Bandwidth	and cabinet capacity purchase commitments

As of December 31, 2018, the Company has outstanding purchase commitments in relation to bandwidth and cabinet capacity consisting of the following:

	RMB	US$
2019	480,159	69,836
2020	196,274	28,547
2021	53,537	7,787
2022	51,166	7,442
2023 and thereafter	8,942	1,300

	790,078	114,912

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

30.	COMMITMENTS AND CONTINGENCIES (CONTINUED)

Managed Network Services

As of December 31, 2018, the Company was still in the process of negotiation with the seller of the Managed Network Entities on the quality assessment of the fiber optic network subsequent to the completion of construction. As this is a pending event subsequent to the acquisition which is unrelated to the original acquisition, the Company concluded that the accounting for any settlement should be separated from that of the business combination. Based on the Company’s best estimate, the fair value of the related contingent purchase consideration in shares of RMB47,755, as determined based on the remeasured amount of December 31, 2012, is accrued as a contingent payable pursuant to ASC 450, Contingencies. The Company is negotiating with the seller of the Managed Network Entities to come to an agreement on the quality assessment of the fiber optic network as of December 31, 2018 and the Company’s estimate of the contingent payable remains unchanged.

Income Taxes

As of December 31, 2018, the Company has recognized an accrual of RMB6,677 (US$971) for unrecognized tax benefits and its interest expenses (Note 22). The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of statutes of limitation. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties. As of December 31, 2018, the Company classified the accrual for unrecognized tax benefits as a non-current liability.

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

The Company assessed that the settlement is probable and recorded an estimated loss after deduction of insurance claim of RMB10,007 within accrued expenses and other payables in the consolidated balance sheets as of December 31, 2017. The Company has paid the settlement amount as of December 31, 2018.

31.	SUBSEQUENT EVENTS

On December 25, 2018, the Company through its subsidiary, 21Vianet Beijing entered into a share purchase agreement to acquire 100% equity interests in Beijing Shuhai Data Technology Co., Ltd (“BJ Shuhai”) with total cash consideration of RMB100,000 (US$14,544) in installment upon achievement of certain conditions. The purpose is to establish a new data center with the acquired property. As of December 31, 2018, the transaction was not yet closed.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

32.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

			As of December 31,
	Notes		2017	2018
			RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents			845,632	590,470	85,880
Restricted cash			71,412	—	—
Short-term investments			548,873	150,990	21,961
Prepaid expenses and other current assets			131,834	98,337	14,303
Amount due from a related party	(b	)	26,137	—	—
Amounts due from subsidiaries	(b	)	4,285,743	5,062,149	736,259

Total current assets			5,909,631	5,901,946	858,403

Non-current assets
Investments in subsidiaries and Consolidated VIEs			1,259,455	1,364,685	198,485

Total non-current assets			1,259,455	1,364,685	198,485

Total assets			7,169,086	7,266,631	1,056,888

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables			70,504	56,656	8,241
Accounts payable			6,351	2,725	396
Interest payable			56,809	53,965	7,849
Amount due to a related party	(b	)	39,068	—	—
Amounts due to subsidiaries	(b	)	17,613	21,242	3,090

Total current liabilities			190,345	134,588	19,576

Non-current liabilities
Bonds payable	(d	)	1,929,208	2,037,836	296,391

Total non-current liabilities			1,929,208	2,037,836	296,391

Total liabilities			2,119,553	2,172,424	315,967

Shareholders’ equity:
Class A Ordinary shares (par value of US$0.00001 per share; 1,200,000,000 and 1,200,000,000 shares authorized; 496,636,128 and 499,706,628 shares issued and outstanding as of December 31, 2017 and 2018, respectively)			34	34	5
Class B Ordinary shares (par value of US$0.00001 per share; 300,000,000 and 300,000,000 shares authorized; 174,649,638 and 174,649,638 shares issued and outstanding as of December 31, 2017 and 2018, respectively)			12	12	2
Additional paid-in capital			8,980,407	9,141,494	1,329,574
Accumulated other comprehensive (loss) income			(2,673)	85,979	12,505
Accumulated deficit			(3,590,564)	(3,795,629)	(552,051)
Treasury stock			(337,683)	(337,683)	(49,114)

Total shareholders’ equity			5,049,533	5,094,207	740,921

Total liabilities and shareholders’ equity			7,169,086	7,266,631	1,056,888

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

32.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

Condensed	statements of operations

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Operating Expenses
General and administrative expenses	(124,450)	(145,890)	(65,949)	(9,592)
Changes in the fair value of contingent purchase consideration payables	93,307	(937)	13,905	2,022

Operating loss	(31,143)	(146,827)	(52,044)	(7,570)
Other loss	(169,915)	(95,210)	(262,186)	(38,134)
Share of (losses) profit from subsidiaries and Consolidated VIEs	(432,540)	(530,693)	109,165	15,877

Loss before income taxes	(633,598)	(772,730)	(205,065)	(29,827)
Income tax expense	—	—	—	—

Net loss	(633,598)	(772,730)	(205,065)	(29,827)

Condensed	statements of comprehensive loss

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Net loss	(633,598)	(772,730)	(205,065)	(29,827)
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments, net of tax of nil	142,526	(120,963)	88,652	12,894

Other comprehensive income (loss), net of tax of nil:	142,526	(120,963)	88,652	12,894

Comprehensive loss	(491,072)	(893,693)	(116,413)	(16,933)

Comprehensive loss attributable to the Company’s ordinary shareholders	(491,072)	(893,693)	(116,413)	(16,933)

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

32.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

Condensed	statements of cash flows

	For the years ended December 31,
	2016 (As adjusted)	2017 (As adjusted)	2018
	RMB	RMB	RMB	US$
Net cash used in operating activities	(78,567)	(18,324)	(166,068)	(24,154)
Net cash used in investing activities	(617,613)	(1,291,042)	(203,651)	(29,620)
Net cash generated from (used in) financing activities	2,254,577	(130,187)	43,145	6,275

Net increase (decrease) in cash and cash equivalents and restricted cash	1,558,397	(1,439,553)	(326,574)	(47,499)
Cash and cash equivalents and restricted cash at beginning of the year	798,200	2,356,597	917,044	133,379

Cash and cash equivalents and restricted cash at end of the year	2,356,597	917,044	590,470	85,880

(a)	Basis of presentation

In the Company-only financial statements, the Company’s investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries since inception.

The Company records its investment in its subsidiaries under the equity method of accounting as prescribed in ASC 323-10, Investment-Equity Method and Joint Ventures, (“ASC 323-10”), and such investments are presented on the balance sheet as “Investments in subsidiaries and Consolidated VIEs” and the share of the subsidiaries’ profit or loss are presented as “Share of (losses) profits of subsidiaries and Consolidated VIEs” on the condensed statements of operations.

The subsidiaries did not pay any dividends to the Company for the years presented.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted and as such, these Company-only financial statements should be read in conjunction with the Company’s consolidated financial statements.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

32.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

(b)	Related party transactions

The Company had the following related party balances as of December 31, 2017 and 2018:

	As of December 31,
	2017	2018
	RMB	RMB	US$
Amounts due from subsidiaries
- 21Vianet HK	4,143,269	4,938,618	718,292
- HongKong Fastweb Holdings Co., Ltd.	61,637	65,976	9,596
- 21V Mobile	50,453	52,579	7,647
- Ventures	25,549	—	—
- WiFire Open Network Group Ltd.	4,170	4,277	622
- WiFire Group Inc.	653	686	100
- Others	12	13	2

	4,285,743	5,062,149	736,259

Amount due from a related party
Current:
- Seller of iJoy	26,137	—	—

Amounts due to subsidiaries
- 21Vianet Beijing	17,595	18,351	2,669
- Others	18	2,891	421

	17,613	21,242	3,090

	As of December 31,
	2017	2018
	RMB	RMB	US$
Amount due to a related party
Current:
- Seller of iJoy	39,068	—	—

(c)	Commitments

Operating	lease commitments

The Company leases a facility in the United States under non-cancelable operating lease expiring on March 1, 2025. For the years ended December 31, 2016, 2017 and 2018, total rental expense for the operating lease amounted to RMB15,824, RMB5,366 and RMB10,848 (US$1,578), respectively.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

32.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

(c)	Commitments (continued)

Operating	lease commitments (continued)

As of December 31, 2018, the Company has future minimum lease payments under non-cancelable operating leases with initial terms in excess of one year in relation to data center space consisting of the following:

	RMB	US$
2019	7,878	1,146
2020	7,564	1,100
2021	7,564	1,100
2022	7,564	1,100
2023 and thereafter	8,941	1,300

	39,511	5,746

(d)	Bonds payable

On August 17, 2017, the Company issued and sold bonds with an aggregate principal amount of US$200,000 at a coupon rate of 7% per annum or the Original Bonds. On September 29, 2017, the Company issued and sold follow-on bonds with an aggregate principal amount of US$100,000 at a coupon rate of 7% per annum, or the Bonds. The Bonds were priced at a slight premium of 100.04%, with an effective yield of 6.98% (collectively, “2020 Notes”). The 2020 Notes will mature on August 17, 2020. The 2020 Notes were listed and quoted on the Official List of the Singapore Exchange Securities Trading Limited. Interest on the 2020 Notes is payable semi-annually in arrears on August 17 and February 17 in each year, beginning from February 17, 2018.

Net proceeds from the 2020 Notes after deducting issuance costs were RMB1,926,419. The proceeds from issuance of 2020 Notes will be used for refinancing outstanding indebtedness, fund future capital needs, and for general corporate purposes.

The 2020 Notes are unsecured and rank senior in right of payment to any of the Company’s indebtedness that is expressly subordinated to the bonds; equal in right of payment to any of the Company’s liabilities that are not so subordinated; but rank lower than any secured indebtedness of the Company and all liabilities (including accounts payable) of the Company’s subsidiaries and Consolidated VIEs.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

21Vianet Group, Inc.

By:	/s/ Sheng Chen
	Name:	Sheng Chen
	Title:	Executive Chairman of Board of Directors

Date: March 27, 2019