Form 20-F
period 2020-12-31
21Vianet Group, Inc.
filed 2021-04-28
CIK 1508475

Z

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report. . . . . . . . . . . . . . . . . . .

For the transition period from                 to

Commission file number 001-35126

21Vianet Group, Inc.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Guanjie Building Southeast 1st Floor, 10# Jiuxianqiao East Road

Chaoyang District

Beijing, 100016

The People’s Republic of China

(Address of principal executive offices)

Ms. Sharon Xiao Liu, Chief Financial Officer

21Vianet Group, Inc.

Guanjie Building, Southeast 1st Floor 10# Jiuxianqiao East Road

Chaoyang District

Beijing, 100016

The People’s Republic of China

Phone: (86) 10 8456-2121

Facsimile: (86) 10 8456-4234

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares, each representing six Class A ordinary shares, par value US$0.00001 per share	VNET	NASDAQ Global Select Market

Class A ordinary shares, par value US$0.00001 per share*

* Not for trading, but only in connection with the listing on the Nasdaq Global Select Market of the American depositary shares

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 672,024,600 Class A ordinary shares (excluding treasury shares and Class A ordinary shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards), 145,875,113 Class B ordinary shares and 60,000 Class C ordinary shares, par value US$0.00001 per share, were outstanding as of December 31,2020.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   Yes  ☐    No  ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

●	“ADSs” refers to our American depositary shares, each representing six Class A ordinary shares, par value US$0.00001 per share;
●	“21Vianet,” “we,” “us,” “our company,” and “our” refer to 21Vianet Group, Inc., its subsidiaries and its consolidated affiliated entities;
●	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan;
●	“Greater Bay Area’’ refers to Guangdong-Hong Kong-Macau Greater Bay Area, consisting of Guangzhou, Shenzhen, Zhuhai, Foshan, Dongguan, Zhongshan, Jiangmen, Huizhou, and Zhaoqing, as well as Hong Kong and Macau;
●	“ordinary shares” or “shares” refer to our ordinary shares, which include all Class A ordinary shares, par value US$0.00001 per share, Class B ordinary shares, par value US$0.00001 per share, and Class C ordinary shares, par value US$0.00001 per share, collectively;
●	“variable interest entities,” or “VIEs,” refer to Beijing Yiyun Network Technology Co., Ltd. (previously known as Beijing aBitCool Network Technology Co., Ltd.), or 21Vianet Technology, Beijing iJoy Information Technology Co., Ltd., or BJ iJoy, WiFire Network Technology (Beijing) Co., Ltd. (previously known as aBitcool Small Micro Network Technology (BJ) Co., Ltd.), or WiFire Network and Shanghai Zhiyan Yunwei Technology Co., Ltd., or SH Zhiyan, four domestic PRC companies in which we do not have equity interests but whose financial results have been consolidated into our consolidated financial statements in accordance with U.S. GAAP due to our having effective control over, and our being the primary beneficiary of, the four companies;
●	“consolidated affiliated entities” refer to our variable interest entities and their direct and indirect subsidiaries; and
●	“RMB” and “Renminbi” refer to the legal currency of China. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.5250 to US$1.00, the exchange rate on December 31,2020 as set forth in the H.10 statistical release published by the Federal Reserve Board.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information-D. Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include:

●	our goals and strategies and our expansion plans;
●	our future business development, financial condition and results of operations;
●	the expected growth of the data center and cloud services market;
●	our expectations regarding demand for, and market acceptance of, our services;

●	our expectations regarding maintaining and strengthening our relationships with customers;
●	our plans to invest in research and development to enhance and complement our existing solution and service offerings;
●	international trade policies, protectionist policies and other policies that could place restrictions on economic and commercial activity; and
●	general economic and business conditions in the regions where we provide our solutions and services.

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

Our selected consolidated financial data presented below for the years ended December 31, 2018, 2019 and 2020 and our balance sheet data as of December 31, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this annual report.

Our selected consolidated financial data presented below for the years ended December 31, 2016 and 2017 and our balance sheet data as of December 31, 2016, 2017 and 2018 have been derived from our audited financial statements not included in this annual report. Our audited consolidated financial statements are prepared in accordance with U.S. GAAP.

Starting in 2016, we began reporting our operating results in two operating segments, namely hosting and related services and managed network services. Content delivery network services, or CDN services, which were previously offered as part of our hosting and related services business segment, were moved to the managed network services business segment in the fourth quarter of 2016. Our consolidated statements of operations for the years ended December 31, 2016 and 2017 as presented in this annual report were modified to reflect this change in segment reporting for consistency purposes.

In September 2017, we completed the disposal of our managed network services business segment, including CDN services, hosting area network services, route optimization and last-mile broadband businesses, and deconsolidated the financial results related to the managed network services business segment in our consolidated statements of operations starting from the fourth quarter of 2017.

	For the Years Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
Consolidated Statement of Operations Data:
Net revenues:
Hosting and related services	2,668,655	2,975,178	3,401,037	3,788,967	4,829,019	740,080
Managed network services	973,119	417,527	—	—	—	—
Total net revenues	3,641,774	3,392,705	3,401,037	3,788,967	4,829,019	740,080
Cost of revenues(1)	(2,929,638)	(2,634,295)	(2,456,166)	(2,849,518)	(3,753,008)	(575,174)
Gross profit	712,136	758,410	944,871	939,449	1,076,011	164,906
Operating (expenses) income:
Sales and marketing expenses(1)	(352,926)	(256,682)	(172,176)	(206,309)	(235,012)	(36,017)
Research and development expenses(1)	(149,337)	(149,143)	(92,109)	(88,792)	(112,891)	(17,301)
General and administrative expenses(1)	(639,648)	(519,950)	(462,637)	(415,277)	(535,111)	(82,009)
(Allowance)/reversal for doubtful debt	(117,564)	(37,427)	598	(1,557)	(2,393)	(367)
Changes in the fair value of contingent purchase consideration payable	93,307	(937)	13,905	—	—	—
Impairment of long-lived assets	(392,947)	(401,808)	—	—	(81,619)	(12,509)
Impairment of goodwill	—	(766,440)	—	—	—	—
Impairment of receivables from equity investees	—	—	—	(52,142)	—	—
Other operating income	6,783	5,439	5,027	6,862	7,619	1,168
Operating (loss) profit	(840,196)	(1,368,538)	237,479	182,234	116,604	17,871
Net loss	(931,922)	(917,644)	(186,736)	(181,246)	(2,680,259)	(410,766)
Net loss (income) attributable to non-controlling interest	298,324	144,914	(18,329)	(1,046)	(29,088)	(4,458)
Net loss attributable to 21Vianet Group, Inc.	(633,598)	(772,730)	(205,065)	(182,292)	(2,709,347)	(415,224)
Loss per share:
Basic	(1.37)	(1.36)	(0.30)	(0.27)	(4.47)	(0.69)
Diluted	(1.37)	(1.36)	(0.30)	(0.27)	(4.47)	(0.69)
Loss per ADS:
Basic	(8.22)	(8.16)	(1.80)	(1.62)	(26.82)	(4.14)
Diluted	(8.22)	(8.16)	(1.80)	(1.62)	(26.82)	(4.14)
Shares used in loss per share computation:
Basic	617,169,833	672,836,226	674,732,130	668,833,756	716,888,919	716,888,919
Diluted	617,169,833	672,836,226	674,732,130	668,833,756	716,888,919	716,888,919
(1)	Share-based compensation was included in the related operating expense categories as follows:

	For the Years Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Allocation of share-based compensation expenses:
Cost of revenues	(4,110)	(277)	2,668	1,884	15,251	2,337
Sales and marketing expenses	2,490	(681)	2,139	354	38,247	5,862
Research and development expenses	(2,924)	142	1,385	1,177	634	97
General and administrative expenses	123,273	47,945	53,346	40,501	82,672	12,670
Total share-based compensation expenses	118,729	47,129	59,538	43,916	136,804	20,966

	As of December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	1,297,418	1,949,631	2,358,556	1,808,483	2,710,349	415,379
Restricted cash (current asset)	1,963,561	242,494	265,214	478,873	270,450	41,448
Short-term investments	277,946	548,890	245,014	363,856	285,872	43,812
Accounts and notes receivable, net	655,459	455,811	524,305	657,158	847,233	129,844
Total current assets	5,158,561	4,245,542	4,678,109	5,228,184	6,055,607	928,062
Restricted cash (non-current asset)	33,544	3,344	37,251	69,821	135,638	20,787
Total assets	12,421,524	9,908,161	11,150,717	14,273,706	19,373,755	2,969,157
Total current liabilities	4,373,857	1,764,184	2,191,210	4,469,021	6,121,960	938,232
Total liabilities	5,570,507	4,707,157	5,787,533	9,042,078	12,476,275	1,912,072
Total mezzanine equity	700,000	—	—	—	—	—
Total shareholders’ equity	6,151,017	5,201,004	5,363,184	5,231,628	6,897,480	1,057,085

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

A description of factors that could materially affect our business, financial condition or operating results is provided below.

Summary of Risk Factors

An investment in our ADSs is subject to a number of risks, including risks related to our business and corporate structure, risks related to doing business in China and risks related to our ADSs. The following summarizes some, but not all, of these risks. Please carefully consider all of the information discussed in “Item 3. Key Information—D. Risk Factors” in this annual report for a more thorough description of these and other risks.

Risks Related to Our Business and Industry

●	We may not be able to successfully implement our growth strategies or manage our growth.
●	We may not be able to increase sales to our existing customers and attract new customers, which would adversely affect our results of operations.
●	Delays in the construction of new data centers or the expansion of existing data centers could involve significant risks to our business.

●	The ongoing COVID-19 pandemic could materially and adversely affect our business, financial condition and results of operations.
●	We have a history of net loss and we are uncertain about our future profitability.
●	If we are unable to meet our customers’ requirements, our reputation and results of operations could suffer.
●	Any significant or prolonged failure in our infrastructure or services would lead to significant costs and disruptions and would reduce our revenues, harm our business reputation and have a material adverse effect on our financial condition and results of operations.
●	We rely on customers in the internet industry for most of our revenues.
●	Failure to maintain our partnership with Microsoft may have a material and adverse effect on our operations and the strategic goals of our cloud service business.
●	We depend on third-party suppliers for key elements of our network infrastructure, data center and telecommunication network services, and we also compete with some of the third-party suppliers, primarily China Telecom and China Unicom, for certain telecommunication resources.

Risks Related to Our Corporate Structure

●	If the PRC government finds that the arrangements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in the telecommunications business or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.
●	Our contractual arrangements with our variable interest entities may result in adverse tax consequences to us.
●	We rely on contractual arrangements with our variable interest entities and their shareholders for our China operations, which may not be as effective as direct ownership in providing operational control.
●	The shareholders of our variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Risks Related to Doing Business in China

●	Adverse changes in political and economic policies or political or social conditions of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our services and adversely affect our competitive position.
●	Our independent registered public accounting firm, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.
●	Uncertainties with respect to the PRC legal system could limit legal protections available to you and us.
●	Uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.
●	We may rely on dividends paid by our operating subsidiaries to fund cash and financing requirements, and limitations on the ability of our operating subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and fund our operations.

●	If we fail to acquire, obtain or maintain applicable telecommunications licenses, or are deemed by relevant governmental authorities to be operating without full compliance with the laws and regulations, our business would be materially and adversely affected.
●	Under the New PRC Enterprise Income Tax Law, we may be classified as a “resident enterprise” of China. Such classification could result in unfavorable tax consequences to us and our non-PRC holders of shares and ADSs.
●	We and our non-tax resident investors face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.
●	Discontinuation of any of the preferential tax treatments available to us or imposition of any additional taxes could adversely affect our financial condition and results of operations.

Risks Related to Our ADS

●	The market price of our ADSs has fluctuated and may continue to be volatile, which could result in substantial losses to holders of our ADSs.
●	Our directors and employees may face claims and lawsuits as a result of their position in other companies, which may also harm our reputation.
●	Our triple-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.
●	Future sales of a substantial number of our ADSs in the public market, or the perception that these sales could occur, could cause the price of our ADSs to decline.
●	We are exempt from certain corporate governance requirements of Nasdaq and we intend to rely on certain exemptions.
●	We are a foreign private issuer within the meaning of the rules under the U.S. Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Risks Related to Our Business and Industry

We may not be able to successfully implement our growth strategies or manage our growth.

Our total net revenues generated from hosting and related services increased from RMB3,401.0 million in 2018 and further to RMB3,789.0 million in 2019, and further to RMB4,829.0 million (US$740.1 million) in 2020, representing a compound annual growth rate, or CAGR, of 19.2%. Our total net revenues increased by 27.4% from RMB3,789.0 million as of December 31, 2019 to RMB4,829.0 million (US$740.1 million) as of December 31, 2020. The total number of cabinets under our management increased from 30,654 as of December 31, 2018 to 36,291 as of December 31, 2019 and further increased to 53,553 as of December 31, 2020. In order to meet growing customer demands, we plan to continue to increase our service capacity through new self-built data centers and new phases of existing self-built data centers, which require us to commit a substantial amount of operating and financial resources. Furthermore, we intend to continue expanding our overall service offerings, customer base, employee headcount, and operations. Our planned capital expenditures, together with our ongoing operating expenses, will cause substantial cash outflows.

Site selection of data centers is a critical factor in our expansion plans. The lack of suitable properties available with the necessary combination of high power capacity and optical fiber connectivity may have a negative impact on our revenue growth. We may overestimate the demand for our services in the markets where we operate and increase our data center capacity or expand our internet network more aggressively than needed, which may cause an increase in our costs and expenses and have a negative impact on our gross profit margins. Furthermore, the costs of construction and maintenance of new data centers constitute a significant portion of our capital expenditures and operating expenses. If our planned expansion does not achieve the desired results, our business, profitability and results of operations could be materially and adversely affected.

We have been providing retail data center services to customers by offering them colocation, interconnectivity and other value-added services with standardized cabinets since our inception. In 2019, we developed our “dual-core” growth strategy to expand into wholesale data center services to construct and develop hyperscale data center sites for large-scale technology companies based on their customized standards. The wholesale data center services market has a different competitive landscape, and different consumer preferences and spending patterns from the retail data center services market. We may need to build brand recognition in this market through further investments in sales and promotional activities in addition to those that we originally planned. Our ability to attract customers of wholesale services will depend on a variety of factors, including our capabilities in data center design, construction and delivery, data centers’ operating reliability and security as well as our management and maintenance services. Our inability to develop, provide or effectively execute any of these initiatives may hinder the implementation of this new growth strategy and may adversely affect our business, financial condition and results of operations.

Furthermore, if our information systems are unable to support the demands placed on them by our growth, we may need to implement new systems, which would be disruptive to our business. We may also initiate similar network upgrades in the future if required by our operations. If we fail to improve our operational systems or to expand our customer service capabilities to keep pace with the growth of our business, we could experience customer dissatisfaction, cost inefficiencies, and lost revenue opportunities, which may materially and adversely affect our results of operations.

We may not be able to increase sales to our existing customers and attract new customers, which would adversely affect our results of operations.

Our growth depends on our ability to continue to expand our service offerings to existing customers and attract new customers. Our customer base for hosting and related services increased from nearly 5,000 enterprise customers as of December 31, 2018 to more than 6,000 as of December 31, 2020. Our average monthly recurring revenues per cabinet for managed retail services was RMB8,258, RMB8,747 and RMB8,984 (US$1,377) for the year ended December 31, 2018, 2019 and 2020. We may be unable to sustain our growth for a number of reasons, such as:

●	capacity constraints;
●	inability to identify new locations or reliable data centers for cooperation or lease;
●	a reduction in the demand for our services due to economic recessions;
●	inability to market our services in a cost-effective manner to new customers;
●	inability of our customers to differentiate our services from those of our competitors, or inability to effectively communicate such distinctions;
●	inability to successfully communicate the benefits of data center services to businesses;
●	the decision of businesses to host their internet infrastructure internally or in other hosting facilities as an alternative to the use of our data center services;
●	inability to increase our sales to existing customers; and
●	reliability, quality or compatibility problems with our services.

A substantial amount of our past revenues was derived from service offerings to existing customers. Our costs associated with increasing revenues from existing customers are generally lower than costs associated with generating revenues from new customers. Therefore, slowing revenue growth or declining revenues from our existing customers, even if offset by an increase in revenues from new customers, could reduce our operating margins. Any failure to grow our revenues from existing customers or attract new customers for a prolonged period of time could have a material adverse effect on our results of operations. Certain of our existing customers that have strong in-house IT capabilities may choose to build their own data centers, which could adversely affect our ability to increase our sales to them. If we are unable to satisfy the needs or requirements of our significant customers, such as industry-leading internet companies or cloud service providers, we may not be able to retain them for existing services or attract them to purchase additional services from us, which may materially and adversely affect our business, financial condition and results of operations.

Delays in the construction of new data centers or the expansion of existing data centers could involve significant risks to our business.

In order to meet customer demand in some of our existing and new markets, we need to expand existing data centers, lease new facilities or obtain suitable land to build new data centers. Expansion of existing data centers and/or construction of new data centers are currently underway, or being contemplated, in many of our markets. Such expansion and construction require us to carefully select and rely on the experience of one or more designers, general contractors, and subcontractors during the design and construction process. If a designer, general contractor, or significant subcontractor experiences financial or other problems during the design or construction process, we could experience significant delays and incur increased costs to complete the projects, resulting in adverse impacts on our results of operations.

Government policies and restrictions on the construction of new data centers or the expansion of existing data centers may also have a material impact on our business. For example, since January 2019, the Ministry of Industry and Information Technology, or the MIIT, and other regulatory authorities encourage data centers to adhere to certain average levels of energy conservation and aim to reach several goals including, among others, maintaining the power usage effectiveness, or PUE, of newly constructed large and extra-large data centers at or below 1.4 from the year 2022 onward. Some local governmental authorities also issued regulations and relevant implementation rules in order to control the construction and expansion of data centers. For example, on September 6, 2018, the General Office of the People’s Government of Beijing Municipality issued a notice prohibiting new construction or expansion of data centers which are involved in providing internet data services or information processing and storage support services within certain areas of Beijing. Governmental authorities in Shanghai also announced similar guidance on January 2, 2019, which provides that the PUE of newly constructed internet data centers is required to be strictly controlled below 1.3, and the PUE of reconstructed internet data centers is required to be strictly controlled below 1.4. These regulatory developments and uncertainties regarding their implementation may adversely affect the expansion and/or construction progress of our data centers. While we endeavor to obtain the required regulatory approvals for the development and operation of our data centers (including fixed asset investment project filings and conducting energy conservation examinations of our data center construction projects to meet the requirements under national and local laws and regulations), we cannot assure you that all of our data centers have met the requirements or that we have obtained or will obtain all relevant approvals, the lack of which could have an adverse effect on our business and expected growth.

In addition, we need to work closely with the local power suppliers in the regions where we plan to expand existing data centers or construct new data centers. If we experience significant delays in the supply of power required to support the data center expansion or new construction, either during the design or construction phases, the progress of the data center expansion and/or construction could deviate from our original plans, which could have a material and adverse effect on our revenue growth, profitability and results of operations.

The ongoing COVID-19 pandemic could materially and adversely affect our business, financial condition and results of operations.

Beginning in early 2020, there was an outbreak of a novel strain of coronavirus, or COVID-19, in China. In the first half of 2020, the COVID-19 pandemic resulted in quarantines, travel restrictions, and the temporary closure of business venues and facilities in China, with some of these restrictive measures still sporadically in effect today. In response to the pandemic, we implemented remote working arrangements and suspended our offline customer acquisition activities and business travels to help ensure the safety and health of our employees. All of these measures have affected general commercial activities in China and our operating activities.

While the duration and severity of the spread of the COVID-19 pandemic are not predictable, the global spread of the COVID-19 pandemic in major countries of the world may result in global economic distress, and the extent to which it may affect our results of operations will depend on future developments of the COVID-19 pandemic, which are highly uncertain and difficult to predict. If the construction of new data centers or the expansion of existing data centers cannot be completed or delivered on time due to the COVID-19 pandemic, we might be unable to meet our customer demand in the existing and new markets as expected, which may adversely and materially affect our business, financial condition and results of operations. Any economic slowdown in China due to the outbreak of COVID-19 may have a negative impact on our capital expenditures, which may further result in insufficient funds for our future expansion or growth and decreases in our revenues, and our business, financial condition and results of operations may be materially and adversely affected. In addition, the business disruptions caused by the outbreak of COVID-19 might also materially and adversely affect our customers’ business operations and financial conditions, especially for small- and medium-sized enterprises, and they might start to encounter cash flow or operating difficulties, which may reduce their demand for our services, increase the accounts receivable turnover days or even increase the default risks. All of these consequences would negatively affect our results of operations. Any prolonged disruption of our businesses or those of our customers or business partners could negatively impact our financial condition and results of operations.

We have a history of net loss and we are uncertain about our future profitability.

We have incurred net loss of RMB186.7 million, RMB181.2 million and RMB2,680.3 million (US$410.8 million) in 2018, 2019 and 2020, respectively. We cannot assure you that we will be able to generate net profits in the future. Our net loss has resulted primarily from our cost of revenues and investments made to grow our business, such as in telecommunication costs, research and development efforts and sales and marketing efforts. We expect our costs and expenses to increase in absolute amounts as we continue to grow our business. Moreover, we intend to continue to invest in the foreseeable future in expanding our data center infrastructure, improving our technologies, hiring qualified research and development personnel and offering additional solutions and products, which is expected to cause our cost of revenues, sales and marketing expenses and research and development expenses to continually increase. We also plan to invest in sales, marketing and branding efforts. These efforts may be more costly than we expect and our revenues may not increase sufficiently to offset our expenses, which may result in increased operating and net loss in the short term with no assurance that we will eventually achieve our intended long-term benefits or profitability.

If we are unable to meet our customers’ requirements, our reputation and results of operations could suffer.

Our agreements with our customers contain certain guarantees regarding our performance. For hosting services, we generally guarantee 99.9% uptime for power and 99.9% uptime for network connectivity, failure of which will cause us to provide free service for a period of time. In 2016, one of our data centers in southern China experienced a network outage for an extended period of time due to supplier-side connectivity issues. As a result, we failed to meet the 99.9% uptime guarantee for network connectivity, and consequently were required to provide free service for a period of time to all customers who were affected pursuant to our agreements with these customers. This was an isolated incident and did not have any material impact on our business. If in the future similar incidents were to recur or we are unable to provide customers with quality customer support, we could face customer dissatisfaction, decreased overall demand for our services, and loss of revenue. In addition, inability to meet customer service expectations may damage our reputation and could consequently limit our ability to retain existing customers and attract new customers, which would adversely affect our ability to generate revenue and negatively impact our results of operations.

Any significant or prolonged failure in our infrastructure or services would lead to significant costs and disruptions and would reduce our revenues, harm our business reputation and have a material adverse effect on our financial condition and results of operations.

Our data centers, power supplies and network are vulnerable to disruptions and failure of infrastructure. Problems with the cooling equipment, generators, backup batteries, routers, switches, or other equipment, whether or not within our control, could result in service interruptions or data losses for our customers as well as equipment damage. Our customers locate their computing and networking equipment in our data centers, and any significant or prolonged failure in our infrastructure or services could significantly disrupt the normal business operations of our customers and harm our reputation and reduce our revenue. While we offer data backup services and disaster recovery services, which could mitigate the adverse effects of such a failure, most of our customers do not subscribe for these services. Accordingly, any failure or downtime in any of our data centers could affect many of our customers. The total destruction or severe impairment of any of our data centers could result in significant downtime of our services and loss of customer data. Since our ability to attract and retain customers depends on our ability to provide highly reliable services, even minor interruptions of our services could harm our reputation.

While we have not experienced any material interruptions in the past, service interruptions continue to be a significant risk for us and could materially impact our business. Any service interruptions could:

●	require us to waive fees or provide free services;
●	cause our customers to seek damages for losses incurred;
●	require us to replace existing equipment or add redundant facilities;
●	cause existing customers to cancel or elect to not renew their contracts;
●	harm our brand and reputation as a reliable data center services provider; or
●	make it more difficult for us to attract new customers or cause us to lose market share.

Any of these events could materially increase our expenses or reduce our revenues, which would have material adverse effect on our business, financial condition and results of operations.

We rely on customers in the internet industry for most of our revenues.

We derived a majority of our revenues in 2018, 2019 and 2020 from customers in China’s internet industry, including online media, e-commerce, live broadcasting, social networking, online gaming companies, portals, search engines, financial technology companies and cloud services providers. The business models of some internet companies are relatively new and have not been well proven. Many internet companies base their business prospects on the continued growth of China’s internet market, which may not happen as expected.

In addition, our business would suffer if companies in China’s internet industry reduce the outsourcing of their data center services. If any of these risks materialize, we may lose customers or have difficulties in selling our services, which would materially and adversely affect our business and results of operations.

Failure to maintain our partnership with Microsoft may have a material and adverse effect on our operations and the strategic goals of our cloud service business.

Through our strategic partnership with Microsoft, we started providing public cloud services in 2013 and hybrid cloud services in 2014. We are Microsoft’s local partner for all of its four major cloud offerings: Microsoft Azure, Office 365, Dynamics 365 and Power Platform services. We partner with Microsoft to provide Cloud services that allow enterprise and individual customers to run their applications over the internet using the IT infrastructure. We generally charge end customers of cloud services for a fixed fee or fee based on the actual usage of the cloud resources at predetermined rates over the subscription period, which in general is one year. There can be no certainty that our partnership with Microsoft will not be changed or terminated. Any change in the partnership with Microsoft could cause delays in the delivery of our cloud service and possible losses in revenue, which could adversely affect our results of operations. In addition, alternative partners may not be available, or may not provide their products or services at similar of favorable prices. To the extent that we are unable to maintain our partnership with Microsoft, and if we have not yet established, or are unable to establish, partnerships with other cloud service providers, our operations, reputation and strategic goals of cloud service business would be adversely affected.

Actual or alleged failure to comply with data privacy and protection laws and regulations could have a serious adverse effect on our reputation, and discourage current and potential clients from doing business with us.

We are subject to various privacy and data protection laws and regulations in China, including, without limitation, the PRC Cyber Security Law, or the Cyber Security Law. The Cyber Security Law, which came into effect on June 1, 2018, requires network operators to perform certain functions related to cyber security protection and the strengthening of network information management through taking technical and other necessary measures as required by laws and regulations to safeguard the operation of networks, responding to network security effectively, preventing illegal and criminal activities, and maintaining the integrity and confidentiality and usability of network data. In addition, the Cyber Security Law imposes certain requirements on network operators of critical information infrastructure. For example, network operators of critical information infrastructure generally shall, during their operations in the PRC, store the personal information and important data collected and produced within the territory of PRC, and shall perform certain security obligations as required under the Cyber Security Law. The Cyber Security Law is relatively new and subject to interpretation by the regulator. In light of rapid advances in its implementation, the implementation of the Cyber Security Law involves potential risks to our business because we may be deemed as the network operator of critical information infrastructure thereunder.

While we have taken various measures to comply with all applicable data privacy and protection laws and regulations in China, we cannot assure you that the measures we have taken or will take are adequate under the Cyber Security Law, and we may be held liable in the event of any breach of the relevant requirements under the Cyber Security Law or other relevant laws and regulations. We may also be held liable in the event of any breach of general clauses on our compliance with such statutory requirements as well as some other specific requirements related to data protection under the relevant customer contracts. If further changes in our business practices are required under China’s evolving regulatory framework for the protection of information in cyberspace, our business, financial condition and results of operations may be adversely affected.

We depend on third-party suppliers for key elements of our network infrastructure, data center and telecommunication network services, and we also compete with some of the third-party suppliers, primarily China Telecom and China Unicom, for certain telecommunication resources.

Our success depends in part upon our relationships with third-party suppliers, primarily China Telecom and China Unicom, for key elements of network infrastructure and telecommunication network services, including hosting facilities and bandwidth, and to some extent, optical fibers. We directly enter into agreements with the local subsidiaries of China Telecom and China Unicom, from whom we lease cabinets in the data centers built and operated by them, with power systems, cabling and wiring and other data center equipment pre-installed. Because each local subsidiary of China Telecom and China Unicom has independent authority and budget to enter into contracts, our contract terms with these subsidiaries vary and are determined on a case-by-case basis. We generally define “partnered” data centers as the data center space and cabinets we lease from China Telecom, China Unicom and other third parties through agreements. Based on the specific requests of our customers, demands in different cities and our strategy for points of presence, or POP, establishment, the locations and number of our partnered data centers may change from time to time. As of December 31, 2020, we leased a total of 3,677 cabinets that are housed in our 52 partnered data centers, accounting for approximately 7% of the total number of our cabinets under management.

We also rely on our internet bandwidth suppliers, consisting primarily of China Telecom, China Unicom and China Mobile, for a significant portion of our bandwidth needs and lease optical fibers from them to connect our data centers with each other and with the telecommunications backbones and other internet service providers. Our agreements with local subsidiaries of major telecommunication carries usually have a term of one to three years and an automatic renewal option. We can offer no assurances that these service providers will continue to provide services to us on a cost-effective basis or on otherwise competitive terms, if at all, or that these providers will provide us with additional capacity to adequately meet customer demand or to expand our business. Any of these factors could limit our growth prospects and materially and adversely affect our business.

China Telecom and China Unicom also provide data center and bandwidth services and directly compete with us while we exercise little control over them. See “— We may not be able to compete effectively against our current and future competitors.” We believe that we have good business relationships with China Telecom and China Unicom, and we have access to adequate hosting facilities and bandwidth to provide our services. However, there can be no assurance that we can always secure hosting facilities and bandwidth from China Telecom and China Unicom on commercially acceptable terms, or at all.

In addition, we currently purchase routers, switches and other equipment from a limited number of suppliers. We do not carry significant inventories of the products we purchase, and we have no guaranteed supply arrangements with our suppliers. The loss of any significant vendor could delay the build-out of our infrastructure and increase our costs. If our suppliers fail to provide products or services that comply with evolving internet standards or that interoperate with other products or services we use in our network infrastructure, we may be unable to meet all or a portion of our customer service commitments, which could materially and adversely affect our business and results of operations.

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

Our business operations are extensively impacted by the policies and regulations of the PRC government. Any policy or regulatory change may cause us to incur significant compliance costs.

We are subject to extensive national, provincial and local governmental regulations, policies and controls. PRC governmental authorities and agencies regulate many aspects of Chinese industries, including without limitation, the following aspects:

●	construction or development of new data centers or renovation, rebuilding or expansion of existing data centers;
●	environmental protection laws and regulations;
●	security laws and regulations;

●	establishment of or changes in shareholder of foreign investment enterprises;
●	foreign exchange;
●	taxes, duties and fees;
●	customs;
●	land planning and land use rights; and
●	energy conservation and emission reduction;

The liabilities, costs, obligations and requirements associated with these laws and regulations may be material, may delay the commencement of operations at our new data centers or cause interruptions to our operations. Failure to comply with the relevant laws and regulations in our operations may result in various penalties, including, among others the suspension of our operations and thus adversely and materially affect our business, prospects, financial condition and results of operations. While we have endeavored to comply with the relevant laws and regulations in the development and operation of our data centers, we may incur additional costs in order to fulfill such requirements, and we cannot assure you that we have complied with, or will comply with the requirements of all relevant laws and regulations, including obtaining of all relevant approvals required for the development and operation of data centers.

Difficulties in identifying, consummating and integrating acquisitions and alliances and potential write-offs in connection with our investment or acquisitions may have a material and adverse effect on our business and results of operations.

As part of our growth strategy, we have acquired, and may in the future acquire, companies that operate businesses complementary to ours. From time to time, we may also make alternative investments and enter into strategic partnerships or alliances as we see fit. Past and future acquisitions, partnerships or alliances may expose us to certain risks, including risks associated with:

●	the integration of new operations and the retention of customers and personnel of the acquired businesses;
●	significant volatility in our profitability due to changes in the fair value of our contingent purchase consideration payable;
●	unforeseen or hidden liabilities, including those associated with different business practices;
●	the diversion of management’s attention and resources from our existing business and technology by acquisition, transition and integration activities;
●	failure to achieve synergies with our existing business and generate revenues as anticipated;
●	failure of the newly acquired businesses, technologies, services and products to perform as anticipated;
●	inability to generate sufficient revenues to offset additional costs and expenses;
●	breach or termination of key agreements by the counterparties;
●	international operations conducted by some of our acquired business;
●	potential claims over payment of contingent purchase consideration; or
●	the potential loss of, or harm to, relationships with both our employees and customers resulting from our integration of new businesses.

In addition, we record goodwill if the purchase price we pay in the acquisitions is greater than the amount assigned to the fair value of the net assets or business acquired. We are required to test our goodwill and intangible assets for impairment annually, or more frequently, if events or changes in circumstances indicate that these assets may become impaired. We may record impairment of goodwill and acquired intangible assets in connection with our acquisitions if the carrying value of our acquisition goodwill and related acquired intangible assets in connection with our past or future acquisitions are determined to be impaired. We cannot assure you that the acquired businesses, technologies, services and products from our past acquisitions and any potential transaction will generate sufficient revenues to offset the associated costs or other potential unforeseen adverse effect on our business. Furthermore, we may need to raise additional debt or sell additional equity or equity-linked securities to make or complete such acquisitions. See “— We may require additional capital to meet our future capital needs, which may adversely affect our financial position and result in additional shareholder dilution.”

We may not be able to compete effectively against our current and future competitors.

We compete with various industry players, including telecommunication carriers such as China Telecom and China Unicom, carrier-neutral service providers in China such as SINNET and GDS, cloud services providers such as AWS and Alibaba Cloud, virtual private network, or VPN, service providers such as Citic Telecom CPC, China Telecom, PCCW, and CBCcom, as well as new market entrants in the future. Competition is primarily centered on the quality of service and technical expertise, security, reliability and functionality, reputation and brand recognition, financial strength, the breadth and depth of services offered, geographic coverage and price. Some of our current and future competitors may have substantially greater financial, technical and marketing resources, greater brand recognition, and more established relationships with current or potential customers than we do, which would allow them to:

●	adapt to new or emerging technologies and changes in customer requirements more quickly;
●	bundle certain services and provide to customers at reduced prices;
●	take advantage of acquisition and other opportunities more readily;
●	adopt more aggressive pricing policies and devote greater resources to the promotion, marketing, and sales of their services; and
●	devote greater resources to the research and development of their products and services.

If we are unable to compete effectively and successfully against our current and future competitors, our business prospects, financial condition and results of operations could be materially and adversely affected.

Our self-built and partnered data centers are vulnerable to security breaches, which could disrupt our operations and have a material adverse effect on our business, financial condition and results of operations.

A party who is able to compromise the security measures of our data centers and networks or the security of our infrastructure could misappropriate either our proprietary information or the information of our customers, or cause interruptions or malfunctions in our operations. In addition, we have limited control over our partnered data centers, which are primarily operated by China Telecom or China Unicom. We may be required to devote significant capital and resources to protect against such threats or to alleviate problems caused by security breaches. As techniques used to breach security change frequently and are generally not recognized until launched against a target, we may not be able to implement security measures in a timely manner or, if and when implemented, we may not be certain whether these measures could be circumvented. Any breaches that may occur could expose us to increased risk of lawsuits, material monetary damages, potential violations of applicable privacy and other laws, penalties and fines, loss of existing or potential customers, harm to our reputation and increases in our security and insurance costs, which could have a material adverse effect on our business, financial condition and results of operations. In addition, the local authorities in the PRC may conduct various reviews and inspections on our business operations from time to time, which could cover a broad range of aspects, including network and information security, and compliance with applicable laws, rules and regulations. If any non-compliance incidents in our business operation are identified, we may be required to take certain rectification measures in accordance with applicable laws and regulations, or we may be subject to other regulatory actions such as administrative penalties. For example, in November 2020, the MIIT conducted an inspection on us and identified certain security issues in our cloud systems. We were ordered to rectify such issues before December 11, 2021. As of the date of this annual report, we are in the process of rectifying such issues. However, given the continuously changing regulatory environment of China, we cannot assure you that we will be able to fully rectify all non-compliance incidents in a timely manner or fully satisfy the regulatory requirements, or we will not be subject to any future regulatory reviews and inspections where other non-compliance incidents might be identified, which might materially and adversely affect our business, financial condition, results of operations and prospects. For a detailed discussion, see “Item 4. Information on the Company—B. Business Overview—Regulations — Regulations on Internet Security.”

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

We will require significant capital expenditures and cash investments to fund our future growth. We may need to raise additional funds through equity or debt financings in the future in order to meet our capital needs mostly in relation to the construction of our self-built data centers and future acquisition opportunities. If we raise additional funds through further issuances of equity or equity-linked securities, our existing shareholders could suffer significant dilution in their percentage ownership of our company, and any new equity securities we issue could have rights, preferences, and privileges senior to those of holders of our ADSs and ordinary shares. We may not be able to raise required cash on terms acceptable to us, or at all. If new financing sources are required, but are insufficient or unavailable, we may need to modify our growth and operating plans and business strategies based on available funding, if any, which would harm our ability to grow our business.

Servicing our debt requires a significant amount of cash, and we may not have sufficient cash flows from our business to pay our substantial debt.

Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness, including the notes, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not continue to generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If we are unable to generate cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

As of December 31, 2020, our total consolidated indebtedness and other liabilities, representing the aggregate amount of borrowings, bonds payable, accounts and notes payable, accrued expenses and other payables and convertible promissory notes, were RMB7,980.0 million (US$1,223.0 million). Failure to service our debt would constitute an event of default under the terms of our outstanding debt, which would have a material adverse effect on our financial condition and results of operations. Furthermore, if our bond rating is downgraded or we incur any change of control event, our financial condition or results of operations would be materially and adversely affected.

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

We have substantial indebtedness. As of December 31, 2020, we had total outstanding debts (representing borrowings and bonds payable) of RMB3,044.9 million (US$466.7 million). Based on our current expansion plans, we expect to continue to finance our operations partially through the incurrence of debt. Our indebtedness could, among other consequences:

●	make it more difficult for us to satisfy our obligations under our indebtedness, exposing us to the risk of default, which, in turn, would negatively affect our ability to operate as a going concern;
●	require us to dedicate a substantial portion of our cash flows from operations to interest and principal payments on our indebtedness, reducing the availability of our cash flows for other purposes, such as capital expenditures, acquisitions and working capital;
●	limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;
●	increase our vulnerability to general adverse economic and industry conditions;
●	place us at a disadvantage compared to our competitors that have less debt;

●	expose us to fluctuations in the interest rate environment because the interest rates on borrowings under our project financing agreements are variable;
●	increase our cost of borrowing;
●	limit our ability to borrow additional funds; and
●	require us to sell assets to raise funds, if needed, for working capital, capital expenditures, acquisitions or other purposes.

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

If we are unable to comply with the restrictions and covenants in our current or future debt and other agreements, there could be a default under the terms of these agreements. In the event of a default under these agreements, the holders of the debt could terminate their commitments to lend to us, accelerate the debt and declare all amounts borrowed due and payable or terminate the agreements, whichever the case may be. In addition, one of our variable interest entities and one of our subsidiaries have pledged the equity interests they hold in certain of their subsidiaries to the financial institutions as collateral to secure the loans or finance leases provided by these financial institutions. If there is any default under these loans or finance leases and we are unable to repay the debt, the pledged equity interests may be foreclosed by these creditors and our business could be adversely affected.

Furthermore, some of our debt agreements may contain cross-acceleration or cross-default provisions. As a result, our default under one debt agreement may cause the acceleration of debt or result in a default under our other debt agreements. If any of these events occur, we cannot assure you that our assets and cash flows would be sufficient to repay in full all of our indebtedness, or that we would be able to find alternative financing. Even if we could obtain alternative financing, we cannot assure you that it would be on terms that are favorable or acceptable to us.

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

As China’s internet infrastructure market remains at an early stage, especially compared to those in more advanced economies, we generally operate in a more complex business environment with changing market dynamics. On the one hand, the imbalance between material growth in internet traffic and the relative limited supply of high quality internet infrastructure services drives strong demand for not only data center services, but also complementary value-added services in adjacent markets, including among others, interconnectivity services, network transmission services and cloud services. On the other hand, the potential changes in competitive landscape and regulations in an otherwise highly regulated market continue to present ambiguities and challenges. Therefore, we need to evaluate, on a continuous basis, the changing market dynamics and from time to time make adjustments to our growth strategies and operations accordingly. Any material changes to our strategies and operations, including adjustments to business models, new business areas and acquisitions, are evaluated financially, strategically and operationally by our management and approved by our board of directors. If we fail to capture new growth opportunities, or become unsuccessful in modifying our strategies and operations to adapt to these changing market conditions in a timely and cost-effective manner, our results of operations could be materially and adversely affected.

In addition, we have expanded, and may continue to expand, into new business areas that we believe can either strengthen our competitive position or benefit our future growth. Some of these new business areas require substantial upfront investments before generating any revenues. If we fail to successfully manage the progress of our new growth initiatives, or if changing market conditions work against our proposed business plans, or if we fail to compete effectively with other market players, we may not be able to attract new customers and generate revenues and profits as anticipated, which may materially and adversely affect our business expansion.

If we are unable to adapt to evolving technologies and customer demands in a timely and cost-effective manner, our ability to sustain and grow our business may suffer.

To be successful, we must improve the performance, features and reliability of our services and adapt our business strategies to the rapidly changing market, which may cause us to incur substantial costs. We may not be able to adapt on a timely basis to changing technologies, if at all. Our ability to sustain and grow our business would suffer if we fail to respond to these changes in a timely and cost-effective manner. New technologies or industry standards have the potential to replace or provide lower cost alternatives to our data center services. The adoption of such new technologies or industry standards could render some or all of our services obsolete or unmarketable. We cannot guarantee that we will be able to identify the emergence of all of these new service alternatives successfully, modify our services accordingly, or develop and bring new products and services to market in a timely and cost-effective manner to address these changes. If and when we do identify the emergence of new service alternatives and introduce new products and services, those new products and services may need to be made available at lower price points than our then-current services. Failure to provide services to compete with new technologies or the obsolescence of our services could lead us to lose current and potential customers or could cause us to incur substantial costs, which would harm our results of operations and financial condition. Our introduction of new alternative products and services that have lower price points than current offerings may result in our existing customers switching to the lower cost products, which could reduce our revenues and have a material adverse effect of our results of operations.

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

Negative publicity and allegations about us, our products and services, our financial results or our market position in general, including by short sellers or investment research firms, regardless of their veracity, may adversely damage our brand, public image and reputation, harm our ability to attract and retain users and result in material adverse impact on our share price, business and results of operations. For example, in September 2014, Trinity Research Group, or Trinity, a short seller that was allegedly formed in 2014, issued reports alleging that we operated through a Ponzi scheme and reported fraudulent financials and operating metrics. The trading price of our ADSs declined and two shareholder class action lawsuits were filed against us and some of our directors and senior executive officers. See “Item 8.A—Legal Proceedings.” Although through two separate and comprehensive rebuttal reports, we rejected all the allegations set out in Trinity’s reports, and such class action lawsuits were settled in 2018, our share price fluctuated after such negative publicity. We may be involved in similar class action lawsuits in the future. Any negative publicity could adversely damage our brand, public image and reputation, which may have an adverse impact on our business and results of operations.

Rapid urbanization and changes in zoning and urban planning in China may cause our leased properties to be demolished, removed or otherwise affected.

China is undergoing a rapid urbanization process, and zoning requirements and other governmental mandates with respect to urban planning of a particular area may change from time to time. When there is a change in zoning requirements or other governmental mandates with respect to the areas where our data centers are located, the affected data centers may need to be demolished and removed. As a result, we may have to relocate our data centers to other locations. We have not experienced such demolition and relocation in the past, but we cannot assure you that we will not experience demolitions or interruptions of our data center operations due to zoning or other local regulations. Any such demolition and relocation could cause us to lose primary locations for our data centers and we may not be able to achieve comparable operation results following the relocations. While we may be reimbursed for such demolition and relocation, we cannot assure you that the reimbursement, as determined by the relevant government authorities, will be sufficient to cover our direct and indirect losses. Accordingly, our business, financial condition and results of operations may be materially and adversely affected.

Our leases for data centers could be terminated early, we may not be able to renew our existing leases on commercially reasonable terms, and our rent could increase substantially in the future, which could materially and adversely affect our operations.

As of December 31, 2020, we operated 32 self-built data centers in China and most of our self-built data centers are located on leased properties. We lease buildings with suitable power supplies and safe structures meeting our data center requirements and convert them into data centers by installing power generators, air conditioning systems, cables, cabinets and other equipment. We also build our own data centers from the ground up after obtaining suitable land. We also purchase data centers in use or under construction from third parties. We generally refer to these three types of data centers as “self-built” data centers. Our leases generally have terms ranging from two to 20 years with renewal options. We plan to renew our existing leases upon expiry. However, we may not be able to renew these leases on commercially reasonable terms, if at all. We may experience an increase in our rental costs for our leased data centers. In addition, although the lessors of our self-built data centers generally do not have the right of early termination and we have not experienced any early termination, leases could be terminated early if we are in material breach of the lease agreements or the leased premises become unavailable due to reasons beyond the lessors’ control. If our leases for data centers were terminated early, we may have to relocate our data center equipment and the servers and equipment of our customers to a new building and incur significant costs related to relocation. Any relocation could also affect our ability to provide services and harm our reputation. As a result, our business and results of operations could be materially and adversely affected.

We may be subject to legal proceedings or arbitration claims in the ordinary course of our business, and the court rulings or arbitration awards may not be favorable to us.

We have been involved, and may continue to be involved, in legal proceedings or arbitration claims in the ordinary course of our business, including those in relation to contract disputes between us and our customers, suppliers or other business partners as well as labor disputes with our employees. Such proceedings or claims, regardless of their outcome, could harm our reputation, divert our management’s attention and cause us to incur a substantial amount of legal expenses. If the outcomes of these legal proceedings or arbitration claims are unfavorable to us, we may incur significant legal liabilities and our reputation, financial condition and results of operations could be materially and adversely affected.

We were named as a defendant in a putative shareholder class action lawsuit in the past, if we are involved in similar class action lawsuits, such proceedings could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

In the past, we have been named as defendant in a putative shareholder class action lawsuit described in “Item 8.A—Legal Proceedings,” which has been settled, but we may be involved in similar class action lawsuits in the future. Any such class action lawsuit, whether or not successful, may utilize a significant portion of our cash resources, divert management’s attention from the day-to-day operations of our company, harm our reputation and restrict our ability to raise capital in the future, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

Our business depends substantially on the continuing efforts of our executives, and our business may be severely disrupted if we lose their services.

Our future success heavily depends upon the continued services of our executives and other key employees. In particular, we rely on the expertise and experience of Sheng Chen, our co-founder and executive chairman of the board of directors. We rely on their industry expertise, their experience in our business operations and sales and marketing, as well as their relationships with our employees, major shareholders, customers and government authorities. If one or more of our senior executives were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all. If any of our senior executives joins a competitor or forms a competing company, we may lose customers, suppliers, key professionals and staff members. Each of our executive officers has entered into an employment agreement with us, which contains non-competition provisions. However, if any dispute arises between our executive officers and us, we cannot assure you the extent to which any of these agreements could be enforced in China, where these executive officers reside, in light of the uncertainties with China’s legal system. See “— Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could limit legal protections available to you and us.”

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

It is critical that we use and develop our technology and services without infringing the intellectual property rights of third parties, including but not limited to patents, copyrights, trade secrets and trademarks. Intellectual property litigation is expensive and time-consuming and could divert management’s attention from our business. A successful infringement claim against us, whether with or without merit, could, among others things, require us to pay substantial damages, develop non-infringing technology or enter into royalty or license agreements that may not be available on acceptable terms, if at all, and cease making, licensing or using products that have infringed a third party’s intellectual property rights. Protracted litigation could also result in existing or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation, or could require us to indemnify our customers against infringement claims in certain instances. Any intellectual property litigation could have a material adverse effect on our business, financial condition and results of operations or financial condition.

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

We and our employees are in some cases provided with access to the proprietary intellectual property and confidential information of our customers, including technology, software products, business policies and plans, trade secrets and personal data. Many of our customer contracts require that we do not engage in the unauthorized use or disclosure of such intellectual property or information and that we will be required to indemnify our customers for any loss they may suffer as a result. We use security technologies and other methods to prevent employees from making unauthorized copies, or engaging in unauthorized use or unauthorized disclosure, of such intellectual property and confidential information. We also require our employees to enter into non-disclosure arrangements to limit access to and distribution of our customers’ intellectual property and other confidential information as well as our own. However, the steps taken by us in this regard may not be adequate to safeguard our customers’ intellectual property and confidential information. Moreover, most of our customer contracts do not include any limitation on our liability with respect to breaches of our obligation to keep the intellectual property or confidential information we receive from them confidential. In addition, we may not always be aware of intellectual property registrations or applications relating to source codes, software products or other intellectual property belonging to our customers. As a result, if our customers’ proprietary rights are misappropriated by us or our employees, our customers may consider us liable for such acts and seek damages and compensation from us.

The benefits from our partnership with Warburg Pincus may take longer than expected to realize, if at all.

In March 2017, we signed an investment agreement with Warburg Pincus to establish a multi-stage joint venture and build a digital real estate platform in China. The cooperation was expected to allow us to reduce capital expenditures as Warburg Pincus will take primary responsibilities to build new wholesale data centers. In July 2019, we reached a supplemental agreement with Warburg Pincus to restructure the partnership, pursuant to which the assets and projects of one joint venture were distributed, the shareholding structure of other joint ventures were adjusted and a new joint venture was established for sourcing and developing new projects. For more details, see “See Item 4.B —Business Overview — Our Infrastructure — Our Data Centers.” There is no guarantee that the joint venture will turn out to be successful, and the benefits from our partnership with Warburg Pincus may take longer than expected to realize, if at all.

A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our results of operation.

The global macroeconomic environment is facing numerous challenges. The growth rate of the Chinese economy has gradually slowed since 2010 and the trend may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. The global economy has been also facing challenges arising from uncertainties over the impact of the United Kingdom’s exit from the European Union, the ongoing trade disputes and tariffs between the PRC and the United States, as well as the outbreak and global spread of novel coronavirus, or COVID-19, and the related economic policies taken by various governments in the world. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China.

Any severe or prolonged slowdown in the global or Chinese economy could significantly impact and reduce domestic commercial activities in China, which may lead to decreased demand for our colocation or managed services and have an adverse impact on our business, financial condition and results of operations. A decrease in economic activities, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in China could have a material adverse effect on our customers’ expenditures. In addition, if market conditions were to worsen, some of our customers may have difficulty paying us and we may have to increase our allowance for doubtful debt. Finally, we could also face intense pricing pressure under economic conditions if our competitors lower prices and attempt to lure away our customers with lower cost solutions. If any of these risks materializes, our business, financial condition and results of operations would be materially and adversely affected.

Our business could be adversely affected by trade tariffs or other trade barriers.

There have recently been heightened tensions in international economic relations, particularly between the U.S. and China. Since July 2018, the U.S. government has imposed, and has proposed to impose additional, new or higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new or higher tariffs on certain products imported from the U.S. In May 2019, the U.S. government announced to increase tariffs to 25%, and China responded by imposing tariffs on certain U.S. goods on a smaller scale, and proposed to impose additional tariffs on U.S. goods. On June 1, 2019, the tariffs announced in May 2019 came into effect on US$60 billion worth of U.S. goods exported to China. On September 1, 2019, as announced, the U.S. began implementing tariffs on more than US$125 billion worth of Chinese imports. On September 2, 2019, China lodged a complaint before the World Trade Organization against the U.S. over import tariffs. In December 2019, the U.S. and China reached a limited trade agreement to roll back existing tariff rates on certain Chinese goods and cancel new levies set to take effect on December 15, 2019 in exchange for Chinese purchases of U.S. farm goods and obtain other concession. However, there can be no assurances that the U.S. or China will not increase tariffs or impose additional tariffs in the future. Although we do not currently export any products to the U.S., it is not yet clear what impact these tariffs may have on our business. Although we only provide services, tariffs could potentially impact the businesses of our suppliers, customers and business partners which may in turn affect our business and results of operations. In addition, these developments could have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, financial condition and results of operations.

We could be adversely affected by political tensions between the United States and China.

Political tensions between the United States and China have escalated due to, among other things, trade disputes, the COVID-19 outbreak, the PRC National People’s Congress’ passage of the Hong Kong National Security Law, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the central government of the PRC, as well as the executive orders issued by U.S. President Donald J. Trump in August 2020 that prohibit certain transactions with ByteDance Ltd., Tencent Holdings Ltd. and the respective subsidiaries of such companies. In August 2020, the U.S. government further tightened export controls on Huawei, including by confirming that the expired Temporary General License authorizing certain dealings with Huawei will not be renewed and restricting non-U.S. chipsets based on or using U.S. technology from being exported to Huawei. On September 18, 2020, the U.S. Department of Commerce announced prohibitions on certain services and transactions relating to mobile applications WeChat and TikTok. In addition, in November 2020, U.S. President Donald J. Trump issued further executive order that prohibits U.S. persons from transacting publicly traded securities of certain “Communist Chinese military companies” named in such executive order, the U.S. Department of Defense designated Xiaomi Corporations, which is one of our largest customers, as one of the “Chinese Communist Military Company” on January 15, 2021. Relations between the two countries may also deteriorate due to the imposition of U.S. sanctions on four Chinese officials from China’s central government and the Hong Kong Special Administrative Region in November 2020, as well as the imposition of Chinese sanctions on four individuals from the U.S. in the same month. On January 5, 2021, U.S. President Donald J. Trump signed an executive order prohibiting transactions with Alipay, QQ Wallet, Tencent QQ, WeChat Pay, and other popular Chinese software applications in the U.S. China has implemented, and may further implement, measures in response to the Chinese trade policies, treaties, tariffs and sanctions and restrictions against Chinese companies initiated by the U.S. government. On September 19, 2020, the Ministry of Commerce of the PRC issued the Provisions on the Unreliable Entity List, pursuant to which foreign entities or individuals may be subject to, among others, restriction or prohibition from engaging in China-related import or export activities and investment in China if such entities or individuals are designated to be an “unreliable entity list” by the PRC government. The Ministry of Commerce of the PRC further published the Rules on Counteracting Unjustified Extra-territorial Application of Foreign Legislation and Other Measures on January 9, 2021, which applies to cases where the extraterritorial application of foreign laws and measures violates international law and basic norms of international relations, and improperly prohibits or restricts PRC citizens, legal persons or other organizations from conducting normal economic, trade and related activities with third countries (regions) and their citizens, legal persons or other organizations.

Rising political tensions could reduce levels of trade, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, prospects, financial condition and results of operations. Furthermore, there have been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have a material and adverse impact on the stock performance of China-based issuers listed in the United States. It is unclear if this proposed legislation would be enacted.

Based on our current assessment of the situation, we do not believe that our business operations or financial performance will be materially and adversely affected by the above developments, though Huawei, Bytedance Ltd. and two entities associated with Xiaomi Corporations are our current customers. Huawei and Bytedance Ltd. together contributed to less than 5% of our net revenues for 2019 and 2020. However, we cannot assure you that, if the political tension between the United States and China intensifies and further regulations affecting our business or customers are passed, our business will not be materially and adversely affected.

Our results of operations have fluctuated and may continue to fluctuate, which could make our future results difficult to predict. This may also result in significant volatility in, and otherwise adversely affect, the market for our ADSs.

Our results of operations have fluctuated and may continue to fluctuate due to a variety of factors, which are outside of our control. As a result, comparing our results of operations on a period-to-period basis may not be meaningful. You should not rely on our results of operations for any prior periods as an indication of our future operating performance. Fluctuations in our revenue can lead to even greater fluctuations in our results of operations. Our budgeted expense levels depend in part on our expectations of long-term future revenue. Given relatively fixed operating costs related to our personnel and facilities, any substantial adjustment to our expenses to account for lower than expected levels of revenue will be difficult and time consuming. Consequently, if our revenues do not meet projected levels, our operating performance will be negatively affected. Fluctuations in our results of operations could result in significant volatility in, and otherwise adversely affect, the market for our ADSs.

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

Our management and independent registered public accounting firm have concluded that our internal control over financial reporting as of December 31, 2020 was effective. However, we cannot assure you that in the future our management or our independent registered public accounting firm will not identify material weaknesses during the Section 404 of the Sarbanes-Oxley Act audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of our ADSs, and harm our reputation. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

We are subject to China’s anti-corruption laws and the U.S. Foreign Corrupt Practices Act. Our failure to comply with these laws could result in penalties, which could harm our reputation and have an adverse effect on our business, financial condition and results of operations.

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

As of April 13, 2021, options to purchase 492,864 ordinary shares and 4,344,504 restricted stock units, or RSUs, have been granted under our 2010 share incentive plan, or the 2010 Plan, 2014 share incentive plan, or the 2014 Plan, and 2020 share incentive plan, or the 2020 Plan. For details about our share incentive plans, see “Item 6.B—Compensation of Directors and Executive Officers—Share Incentive Plans.” For the years ended December 31, 2019 and 2020, we recorded RMB43.9 million and RMB136.8 million (US$21.0 million), respectively, for share-based compensation expenses. We believe share-based incentive awards enhance our ability to attract and retain key personnel and employees, and we will continue to grant stock options, restricted stock units and other share-based awards to employees in the future.

We are required to account for share-based compensation in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 718, Compensation — Stock Compensation, which generally requires that share-based awards granted to employees be measured and recognized, as an expense, based on the grant date fair value and recognized as compensation expenses over the requisite service period or performance period. For the years ended December 31, 2018, 2019 and 2020, we incurred share-based compensation expense of RMB59.5 million, RMB43.9 million and RMB136.8 million (US$21.0 million). If our share-based compensation expenses continue to be significant, our results of operations would be materially and adversely affected. However, if we limit the size of grants under our share incentive plans to minimize share-based compensation expenses, we may not be able to attract or retain key personnel.

Our use of certain leased properties could be challenged by third parties or governmental authorities, which may cause interruptions to our business operations.

Some of the lessors of our leased properties have not provided us with their property ownership certificates or any other documentation proving their rights to lease those properties to us. If our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the relevant governmental authorities, our leases could be invalidated. If this occurs, we may have to renegotiate the leases with the owners or other parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us. If we were to not able to find replacement premises for our operation due to any lease deficiencies, the daily operations of such premises may be negatively affected. In addition, a substantial portion of our leasehold interests in leased properties have not been registered with the relevant PRC governmental authorities as required by relevant PRC laws. The failure to register leasehold interests may expose us to potential fines.

Title defects with respect to or encumbrances on certain land and buildings or failure to obtain requisite approvals, licenses or permits in carrying out our property construction may cause interruptions to our business operations. As of the date of this annual report, we had not obtained property ownership certificates with respect to two buildings currently used by us for operating our data centers. We are in the process of applying for the registration of the land use right and property ownership certificates pursuant to the applicable contracts for assignment of state-owned construction land use right, but we are unable to estimate the time required to complete such registration and obtain such certificates.

We may not have adequate insurance coverage to protect us from potential losses.

Our operations are subject to hazards and risks normally associated with daily operations for our data centers. Currently, we maintain insurance policies for our equipment, but we do not maintain any business interruption insurance or third-party liability insurance. The insurance policies for our equipment may only be sufficient to cover a portion of the total value of all equipment in the event that losses occur. Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies do in more developed economies. The occurrence of any events not covered by our limited insurance coverage may result in interruption of our operations and subject us to significant losses or liabilities. In addition, any losses or liabilities that are not covered by our current insurance policies or are not insured at all may have a material adverse effect on our business, financial condition and results of operations.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide services to our customers. If a nature disaster were to occur in the future that affected at any location where we have major operations, our operations could be materially and adversely affected due to loss of personnel and damages to property. In addition, a natural disaster affecting a larger, more developed area could also cause an increase in our costs resulting from the efforts to resurvey the affected area. Even if we are not directly affected, such a disaster could affect the operations or financial condition of our customers and suppliers, which could harm our results of operations.

Our independent registered public accounting firm, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit report included in our annual report filed with the U.S. Securities and Exchange Commission, or the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in this issue that U.S. regulators have focused on in recent years. However, it remains unclear whether the SEC and PCAOB will take any further actions to address the issue.

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

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements. As part of our continued efforts to ensure accuracy of our financial reporting, our audit committee periodically communicates with our independent auditor to oversee and evaluate the audit procedures and status. However, we cannot assure you that the measures our audit committee has taken or will take in the future will be effective.

On June 4, 2020, the U.S. President issued a memorandum ordering the President’s Working Group on Financial Markets, or the PWG, to submit a report to the President within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch and by the SEC or PCAOB to further protect investors in Chinese companies listed in the United States in response to the PCAOB’s lack of access to the work of such companies’ auditors. In August 2020, the PWG, released the Report on Protecting United States Investors from Significant Risks from Chinese Companies, which outlined the PWG’s five recommendations to the SEC. In particular, the PWG recommends that the SEC work to enhance U.S. exchanges’ listing standards to address the concern over the PCAOB’s lack of access to audit work papers. This would require, as a condition to initial and continued exchange listing, PCAOB access to work papers of the principal audit firm for the audit of the listed company. The PWG proposed a concept under which companies that are unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in non-cooperating jurisdictions, or NCJs, may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. However, there is currently no legal framework where such a co-audit could be conducted in China. To reduce market disruption, the new listing standards could provide for a transition period until January 1, 2022 for currently listed companies. The report also recommends to require enhanced and prominent issuer disclosures of the risks of investing in NCJs such as China. After this transition period, if currently listed companies were unable to meet the enhances listing standards, then they would become subject to securities exchange rules and processes that could lead to possible de-listing if not cured. The measures in the PWG report are presumably subject to the standard SEC rulemaking process before becoming effective. On August 10, 2020, the SEC announced that SEC Chairman Jay Clayton had directed the SEC staff to prepare proposals in response to the PWG report, and that the SEC was soliciting public comments and information with respect to these proposals.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, U.S. President Donald J. Trump signed into law on December 18, 2020 the Holding Foreign Companies Accountable Act, which will require the SEC to propose rules within 90 days after its enactment to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded “over the counter” if the auditor of the registrant’s financial statements is not subject to PCAOB inspection for three consecutive years after the law becomes effective. We could be delisted if we are unable to cure the situation to meet the PCAOB inspection requirement in time. A delisting of our ADSs would result in additional adverse effects on us, requiring repayment or redemption of, and causing other adverse consequences under, our outstanding shareholder instruments and debt securities.

Proceedings instituted recently by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in our financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934.

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

Because we are a Cayman Islands company, we are classified as a foreign enterprise under PRC laws and regulations, and our wholly-owned PRC subsidiaries, 21Vianet Data Center Co., Ltd., or 21Vianet China, Joytone Infotech Co., Ltd., or SZ Zhuoaiyi, Abitcool (China) Broadband Inc., or aBitCool DG, and Shanghai Edge Connect Technology Co., Ltd.,or SH Edge Connect, are foreign-invested enterprises, or FIEs. To comply with PRC laws and regulations, we conduct our business in China through contractual arrangements with our variable interest entities and their shareholders. These contractual arrangements provide us with effective control over our variable interest entities, and enable us to receive substantially all of the economic benefits of our consolidated affiliated entities in consideration for the services provided by our wholly-owned PRC subsidiaries, and have an exclusive option to purchase all of the equity interest in our variable interest entities when permissible under PRC laws. For a description of these contractual arrangements, see “Item 7.B—Related Party Transactions—Contractual Arrangements with Our Variable Interest Entities and Their Shareholders.”

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

If our corporate and contractual structure is deemed by the MIIT, or other regulators having competent authority, to be illegal, either in whole or in part, we may lose control of our consolidated affiliated entities and have to modify such structure to comply with regulatory requirements. However, we cannot assure you that we can achieve this without material disruption to our business. Further, if our corporate and contractual structure is found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

●	revoking our business and operating licenses;
●	levying fines on us;
●	confiscating any of our income that they deem to be obtained through illegal operations;
●	shutting down a portion or all of our networks and servers;
●	discontinuing or restricting our operations in China;
●	imposing conditions or requirements with which we may not be able to comply;
●	requiring us to restructure our corporate and contractual structure;
●	restricting or prohibiting our use of the proceeds from overseas offering to finance our PRC affiliated entities’ business and operations; and
●	taking other regulatory or enforcement actions that could be harmful to our business.

Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in our variable interest entities, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest. In addition, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. Occurrence of any of these events could materially and adversely affect our business, financial condition and results of operations. In addition, if the imposition of any of these penalties or requirement to restructure our corporate structure causes us to lose the rights to direct the activities of our variable interest entities or our right to receive their economic benefits, we would no longer be able to consolidate such variable interest entities. However, we do not believe that such actions would result in the liquidation or dissolution of our company, our wholly-owned subsidiaries in China or our variable interest entities or their subsidiaries. For the years ended December 31, 2018, 2019 and 2020, our consolidated affiliated entities contributed most of our total net revenues.

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

We conduct our operations in China through contractual arrangements among us, our wholly-owned PRC subsidiaries, our variable interest entities and their shareholders and we rely on the shareholders of our variable interest entities to abide by the obligations under such contractual arrangements. In particular, Beijing Yiyun Network Technology Co., Ltd., or 21Vianet Technology, is 70% owned by Mr. Sheng Chen, our executive chairman and 30% owned by Mr. Jun Zhang, our co-founder. Mr. Sheng Chen and Mr. Jun Zhang are also the ultimate shareholders of our company. The interests of Mr. Sheng Chen and Mr. Jun Zhang as the shareholders of 21Vianet Technology may differ from the interests of our company as a whole, as what is in the best interests of 21Vianet Technology may not be in the best interests of our company. We cannot assure that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or that conflicts of interest will be resolved in our favor. In addition, these individuals may breach or cause our variable interest entities and their subsidiaries to breach or refuse to renew the existing contractual arrangements with us.

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

If the chops of our PRC subsidiaries and our VIEs are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our PRC subsidiaries and VIEs are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. In addition, if the chops are misused by unauthorized persons, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations.

Risks Related to Doing Business in China

Adverse changes in political and economic policies or political or social conditions of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our services and adversely affect our competitive position.

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

It is unclear whether PRC economic policies will be effective in maintaining stable economic growth in the future. Any slowdown in China’s economic growth could lead to reduced demand for our solutions, which could in turn materially and adversely affect our business, financial condition and results of operations. In addition, the increased global focus on social, ethical and environmental issues may lead to China’s adoption of more stringent standards in these areas, which may adversely impact the operations of China-based companies including us.

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

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. While a detailed interpretation of, or implementing rules under Article 177 are yet to be promulgated, the inability of an overseas securities regulator to directly conduct investigations or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

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

The Foreign Investment Law and the Implementation Regulations embody an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since they are relatively new, uncertainties still exist in relation to their interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the Stale Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “—Risks Related to Our Corporate Structure.” and Item 4.C “—Organizational Structure.”

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

Pursuant to the PRC Telecommunications Regulations promulgated in September 2000 and amended in July 2014 and February 2016, respectively, telecommunications businesses are divided into (i) basic telecommunications businesses, which provide public network infrastructure, public data transmission and basic voice communications services, and (ii) value-added telecommunications businesses which provide telecommunications and information services through the public network infrastructure. If the value-added telecommunications services cover two or more provinces, autonomous regions or municipalities, such services must be approved by the MIIT and the service provider is required to obtain a cross-regional value added telecommunications operation license, or the Cross-Regional VAT License.

Some of our subsidiaries and the key subsidiaries of our variable interest entities have obtained the Cross-Regional VAT Licenses issued by competent government agencies. See “Item 4. Information on the Company—B. Business Overview—Regulations — Regulations on Value-Added Telecommunications Business — Value-added Telecommunications Services.” However, we cannot assure you that PRC governmental authorities will continue to deem our hosting service and any of our newly developed technologies, network and services used in our business as a type of value-added telecommunications business covered under the Cross-Regional VAT Licenses issued and currently held by our subsidiaries and our variable interest entities’ subsidiaries. Furthermore, we cannot rule out the possibility that PRC legislators or governmental authorities will promulgate any new laws or regulations or update the current and existing laws and regulations which may clearly define or categorize our hosting service and any of our newly developed technologies, network and services used in our business as a type of basic telecommunication business, which is not covered by our VAT Licenses. As we expand our networks across China, it is also possible that the MIIT, in the future, may deem our operations to have exceeded the terms of our existing licenses. Further, we cannot assure you that our subsidiaries and our variable interest entities’ subsidiaries that currently hold the Cross-Regional VAT Licenses will be able to successfully renew their value added telecommunications business operation licenses upon the expiration, nor can we ensure that we will be able to obtain any other licenses necessary for us to carry out our business, or that our existing licenses will continue to cover all aspects of our operations upon their renewal. For example, we have learned that the MIIT will not approve any expansion of authorization by an internet data center operator to its subsidiaries, and that it will not allow any such subsidiary of an internet data center operator to renew its current authorization in the future. Instead, the MIIT will require such subsidiaries to apply for their own VAT Licenses to provide internet data center services. Beijing 21Vianet Broad Band Data Center Co., Ltd., or 21Vianet Beijing, which holds a Cross-Regional VAT License has authorized some of its subsidiaries to conduct internet data center business. As of this annual report, such policy is not supported by any published laws or regulations. However, we cannot assure you that the applicable subsidiaries will be able to obtain approvals from the MIIT for their own VAT Licenses for conducting internet data center business in a timely manner or at all, or obtain approvals from the MIIT for an expansion of authorization from 21Vianet Beijing under its Cross-Regional VAT Licenses to allow internet data center services to be provided by other subsidiaries, or that we will be able to renew such authorizations and expansions in due course.

The PRC government has adopted various regulations governing the internet access services provided by enterprises engaged in the internet data center, or IDC, and internet service provider, or ISP, services, including requirements related to capital, personnel, facility, equipment and licenses, as well as territorial and business scope. In addition, such regulations prohibit ISP service providers from providing internet access services to enterprises or individuals that have not obtained operation licenses or completed required filings. If any of our customers use our services without obtaining required licenses or completing required filings, we may be subject to penalties. In addition, new laws, regulations or government interpretations may also be promulgated from time to time to regulate the hosting service or any of our related technology or services, which may require us to obtain additional, or expand existing, operating licenses or permits. Any of these factors could result in our disqualification from carrying out our current business, causing significant disruption to our business operations which may materially and adversely affect our business, financial condition and results of operations.

Under the New PRC Enterprise Income Tax Law, we may be classified as a “resident enterprise” of China. Such classification could result in unfavorable tax consequences to us and our non-PRC holders of shares and ADSs.

Pursuant to the PRC Enterprise Income Tax Law, or the EIT Law, as recently amended on December 29, 2018, and its implementation rules, which became effective on January 1, 2008 and most recently amended on April 23, 2019, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax, or EIT, purposes. Under the implementation rules of the EIT Law, the term “de facto management body” is defined as the management body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. On April 22, 2009, the State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, which was amended in 2013 and 2017, respectively. Circular 82 and its amendments sets out certain specific criteria and process for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in China.

We do not believe that we are a “resident enterprise” for PRC EIT purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a “resident enterprise” for PRC EIT purposes, a number of unfavorable PRC tax consequences could follow: (i) we may be subject to EIT at a rate of 25% on our worldwide taxable income as well as PRC EIT reporting obligations; (ii) a 10% (or a lower rate under an applicable tax treaty, if any) withholding tax may be imposed on dividends we pay to non-PRC enterprise holders (20% for non-PRC individual holders) of our shares and ADSs; and (iii) a 10% PRC tax may apply to gains realized by non-PRC enterprise holders (20% for non-PRC individual holders) of our shares and ADSs from transferring our shares or ADSs, if such income is considered PRC-source income.

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

A number of our PRC subsidiaries and consolidated affiliated entities, including 21Vianet Beijing, Shanghai Blue Cloud Technology Co., Ltd., or SH Blue Cloud, and Shenzhen Diyixian Telecommunication Co., Ltd., or SZ DYX, are entitled to enjoy a preferential tax rate of 15% due to their qualification as HNTE. The qualification as a HNTE is subject to annual administrative evaluation and a three-year review by the relevant authorities in China. If 21Vianet Beijing, SH Blue Cloud and SZ DYX fail to maintain or renew their HNTE status, their applicable EIT rate may be increased to 25%, which could have a material adverse effect on our financial condition and results of operations.

In April 2011, 21Vianet (Xi’an) Information Outsourcing Industry Park Services Co., Ltd., or Xi’an Sub, a subsidiary of 21Vianet Beijing located in Shaanxi Province, was qualified for a preferential tax rate of 15% and started to apply this rate from then on. The preferential tax rate is awarded to companies that are located in West Regions of China which operate in certain encouraged industries. This qualification will need to be assessed on an annual basis. For the years ended December 31, 2018, 2019 and 2020, the tax rate assessed for Xi’an Sub was15%, 15% and 15%, respectively.

For the year ended December 31, 2020, our other PRC subsidiaries would be subject to an EIT rate of 25%, unless they are qualified as Small Scale and Low Profit Enterprises which would be entitled to exempt fifty percent (50)% or twenty five percent (25)% of their income from tax, depending on their annual taxable income, and enjoy a reduced EIT rate of 20%.

The M&A Rules establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it difficult for us to pursue growth through acquisitions in China.

The M&A Rules and other recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. In addition, the Implementing Rules Concerning Security Review on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises, issued by the Ministry of Commerce, or MOFCOM, in August 2011, specify that mergers and acquisitions by foreign investors involved in “an industry related to national security” are subject to strict review by the MOFCOM, and prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement. We believe that our business is not in an industry related to national security, but we cannot preclude the possibility that the MOFCOM or other government agencies may publish explanations contrary to our understanding or broaden the scope of such security reviews in the future, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Moreover, the Anti-Monopoly Law requires that the State Administration for Market Regulation of the PRC be notified in advance of any concentration of undertaking if certain filing thresholds are triggered. Part of our growth strategy includes acquiring complementary businesses or assets in China. Complying with the requirements of the laws and regulations mentioned above and other PRC regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the State Administration for Market Regulation of the PRC, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. If any of our acquisitions were subject to the M&A Rule and were found not to be in compliance with the requirements of the M&A Rule in the future, relevant PRC regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects.

In December 2020, the NDRC and the MOFCOM promulgated the Measures for the Security Review of Foreign Investment, which became effective on January 18, 2021. The NDRC and the MOFCOM will establish a working mechanism office in charge of the security review of foreign investment. Such measures define foreign investment as direct or indirect investment by foreign investors in the PRC, which includes (i) investment in new onshore projects or establishment of wholly foreign owned onshore companies or joint ventures with foreign investors; (ii) acquiring equity or asset of onshore companies by merger and acquisition; and (iii) onshore investment by and through any other means. Investment in certain key areas with bearing on national security, such as important cultural products and services, important information technology and internet services and products, key technologies and other important areas with bearing on national security which results in the acquisition of de facto control of investee companies, shall be filed with a specifically established office before such investment is carried out. What may constitute “onshore investment by and through any other means” or “de facto control” is not clearly defined under such measures, and could be broadly interpreted. It is likely that control through contractual arrangement be regarded as de facto control based on provisions applied to security review of foreign investment in the free trade zone. Failure to make such filing may subject such foreign investor to rectification within prescribed period, and will be recorded as negative credit information of such foreign investor in the relevant national credit information system, which would then subject such investors to joint punishment as provided by relevant rules. If such investor fails to or refuses to undertake such rectification, it would be ordered to dispose of the equity or asset and to take any other necessary measures so as to return to the status quo and to erase the impact to national security. As these measures are recently promulgated, official guidance has not been issued by the designated office in charge of such security review yet. At this stage, the interpretation of those measures remains unclear in many aspects and whether these measures may apply to foreign investment that is implemented or completed before the enactment of these new measures. As our business may be deemed to constitute the foregoing circumstances, we cannot assure you that our current business operations will remain fully compliant, or we can adapt our business operations to new regulatory requirements on a timely basis, or at all.

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

We may also decide to finance our PRC subsidiaries for operations in China by means of capital contributions. These capital contributions are subject to the registration with the State Administration for Market Regulation or its local counterpart and registration with a local bank authorized by SAFE. We cannot assure you that we will be able to obtain these government approvals or complete such registration on a timely basis, if at all, with respect to future capital contributions by us to our subsidiaries. If we fail to complete such registration or filing, our ability to use the proceeds from our overseas offerings and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

Governmental control of currency conversion may limit our ability to receive and utilize our revenues effectively.

We earn most of our revenues and incur most of our expenses in Renminbi. However, Renminbi is not freely convertible at present.

The PRC government continues to regulate conversion between Renminbi and foreign currencies, despite the significant reduction in its control in recent years over trade transactions involving import and export of goods and services as well as other frequent routine foreign exchange transactions. These transactions are known as current account items. However, remittance of Renminbi by foreign investors into the PRC for the purposes of capital account items, such as capital contributions, is generally permitted upon obtaining specific approvals from, or completing specific registrations or filings with, the relevant authorities on a case-by-case basis and is subject to a strict monitoring system. Regulations in the PRC on the remittance of Renminbi into the PRC for settlement of capital account items are developing gradually. Currently, our PRC subsidiaries may purchase foreign currencies for settlement of current account transactions, including payments of dividends to us, without the approval of the SAFE. However, foreign exchange transactions by our PRC subsidiaries under the capital account continue to be subject to significant foreign exchange controls and require the approval of or need to register or file with PRC governmental authorities, including the SAFE. In particular, if our PRC subsidiaries borrow foreign currency loans from us or other foreign lenders, these loans must be filed with the SAFE after the loan agreement is signed and at least three business days before the borrower draws any amount from the foreign loan, and the accumulative amount of foreign currency loans borrowed by a PRC subsidiary may not exceed a statutory upper limit. If we finance our PRC subsidiaries by means of additional capital contributions, these capital contributions are subject to the registration with the State Administration for Market Regulation or its local counterpart and registration with a local bank authorized by SAFE. Any existing and future restrictions on currency exchange may affect the ability of our PRC subsidiaries or affiliated entities to obtain foreign currencies, limit our ability to meet our foreign currency obligations or otherwise materially and adversely affect our business.

In March 2015, SAFE promulgated the Circular on Reforming the Administration Approach Regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, or SAFE Circular No. 19, which was most recently amended on December 30,2019. SAFE Circular No. 19 provides that, among other things, a foreign-invested enterprise may convert up to 100% of the foreign currency in its capital account into RMB on a discretionary basis according to the actual needs. On June 9, 2016, SAFE further issued the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular No. 16, to further expand and strengthen such discretionary conversion reform under SAFE Circular No. 19. SAFE Circular No. 16 provides an integrated standard for conversion of foreign exchange under capital account items on a discretionary basis which applies to all enterprises registered in the PRC. Pursuant to SAFE Circular No. 16, in addition to foreign currency capital, the discretionary conversion policy expands to foreign currency debts borrowed by an enterprise (except financial institutions) and repatriated funds raised through overseas listing. In addition, SAFE Circular No. 16 has narrowed the scope of purposes for which an enterprise must not use the RMB funds so converted, which include, among others, (i) payment for expenditure beyond its business scope or otherwise as prohibited by the applicable laws and regulations; (ii) investment in securities or other financial products other than banks’ principal-secured products; (iii) provision of loans to non-affiliated enterprises, except where it is expressly permitted in the business scope of the enterprise; and (iv) construction or purchase of non-self-used real properties, except for the real estate developer. On October 23, 2019, the SAFE issued the Circular on Further Advancing the Facilitation of Cross Border Trade and Investment, or SAFE Circular 28. SAFE Circular 28 provides, among others, that the foreign-invested enterprises can use RMB converted from foreign currency denominated capital for equity investment in China, provided that the equity investments are genuine and in compliance with the applicable foreign investment-related laws and regulations.

Pursuant to the Circular of the State Administration for Foreign Exchange on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business promulgated and effective on April 10, 2020 by SAFE, the reform of facilitating the payments of incomes under the capital accounts shall be promoted nationwide. Under the prerequisite of ensuring true and compliant use of funds and compliance and complying with the prevailing administrative provisions on use of income from capital projects, enterprises which satisfy the criteria are allowed to use income under the capital account, such as capital funds, foreign debt and overseas listing, for domestic payment, without the need to provide proof materials for veracity to the bank beforehand for each transaction.

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

As our costs and expenses are mostly denominated in RMB, any appreciation of the RMB against the U.S. dollar would increase our costs in U.S. dollar terms. In addition, as our operating subsidiaries and VIEs in China receive revenues in RMB, any significant depreciation of the RMB against the U.S. dollar may have a material and adverse effect on our revenues in U.S. dollar terms and financial condition, and the value of, and any dividends payable on, our ordinary shares. To the extent that we need to convert any portion of the proceeds denominated in U.S. dollars that we received from our securities issuances into Renminbi for capital expenditures and working capital and other business purposes, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. These and other effects on our financial data resulting from fluctuations in the value of the RMB against the U.S. dollar could have a material and adverse effect on the market price of our ADSs and your investment.

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

Risks Related to Our ADS

The market price of our ADSs has fluctuated and may continue to be volatile, which could result in substantial losses to holders of our ADSs.

The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may occur due to broad market and industry factors, such as the performance and fluctuation in the market prices or the underperformance or declining financial results of other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. The recent ongoing administrative proceedings brought by the SEC against five accounting firms in China, alleging that they refused to hand over documents to the SEC for ongoing investigations into certain China-based companies, occurs at a time when accounting scandals have eroded investor appetite for China-based companies. Any other negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of the Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the market price of our ADSs.

The trading price of our ADSs has fluctuated since we first listed our ADSs on the Nasdaq Global Select Market on April 21, 2011. In 2020, the trading prices of our ADSs have ranged from US$7.64 to US$34.86 per ADS, and the last reported closing price on April 27, 2021 was US$30.41 per ADS. The market price for our ADSs may be highly volatile and subject to wide fluctuations in response to factors including the following:

●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

●	changes in financial estimates or recommendations by securities analysts;
●	conditions in the internet industry in China;
●	changes in the performance or market valuations of other companies that provide hosting network services;
●	fluctuations of exchange rates between the Renminbi and the U.S. dollar or other foreign currencies;
●	announcements by us or our competitors of new products and service offerings, significant acquisitions, strategic partnerships, joint ventures or capital commitments;
●	detrimental negative publicity about us, our competitors or our industry;
●	negative short seller allegations against us;
●	additions or departures of executive officers;
●	sales or perceived potential sales of additional ordinary shares or ADSs;
●	litigation or administrative investigations; and
●	general economic or political conditions in China; as well as political tensions between the United States and China.

Our directors and employees may face claims and lawsuits as a result of their position in other companies, which may also harm our reputation.

Our directors and employees may face additional exposure to claims and lawsuits as a result of their position in other public companies. For example, one of our directors, Mr. Sean Shao, an independent director and chairman of the audit committee of Jumei International Holding Limited, was named as a defendant in an ongoing securities class action lawsuit filed in the U.S. against Jumei International Holding Limited, a company formerly listed on the New York Stock Exchange, regarding an alleged omission and misrepresentation in that company’s solicitation/recommendation statement filed with the SEC in connection with its privatization transaction. Mr. Shao was also an independent director and chairman of the audit committee of Luckin Coffee Inc. from May 2019 through July 2020 and was chairman of a special committee of the board which investigated accounting improprieties at Luckin Coffee Inc. during 2020. Luckin Coffee Inc. and its directors, including Mr. Shao, have been named as defendants in several lawsuits brought with respect to these accounting improprieties. The existence of litigation, claims, investigations and proceedings against our directors and employees, even if they do not involve our company, may harm our reputation and adversely affect the trading price of our ADSs.

Our triple-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Our ordinary share capital consists of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares are entitled to one vote per share, while (i) holders of Class B ordinary shares are entitled to ten votes per share and (ii) holders of Class C ordinary shares are entitled to one vote per share, except that we shall only proceed with the following matters with the written consent of the holders holding a majority of the issued and outstanding Class C ordinary shares or with the sanction of a special resolution passed at a separate meeting of the holders of the issued and outstanding Class C ordinary shares:

●	any appointment or removal of directors other than the appointment or removal of directors that is made pursuant to a shareholder’s right under the Investor Rights Agreement, dated January 15, 2015, among the Company, King Venture Holdings Limited, Xiaomi Ventures Limited and certain other parties named therein, and the Share Subscription Agreement, dated May 23, 2016, between the Company and Tuspark Innovation Venture Limited;

●	entry into any agreement by us or our subsidiaries with any shareholder who holds more than 10% of our issued and outstanding share capital or such shareholder’s affiliate, other than agreements entered into in our ordinary course of business with a total contract amount below 10% of our consolidated total revenue in the most recent completed fiscal year; and
●	any proposed amendments to our memorandum and articles of associations that will amend, alter, modify or change the rights attached to Class C ordinary shares.

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

In the future, we may issue additional ordinary shares or ADSs to raise capital, and our existing shareholders could sell substantial amounts of ADSs, including those issued upon the exercise of outstanding options, in the public market. We cannot predict the size of any future issuance of ordinary shares or ADSs or the effect that future sales of our ordinary shares or ADSs would have on the market price of our ADSs. Any future sales of a substantial number of our ordinary shares or ADSs in the public market, or the perception that these sales could occur, could cause the trading price of our ADSs to decline and impair our ability to raise capital through the sale of additional equity securities.

We have adopted share incentive plans, under which we have the discretion to grant a broad range of equity-based awards to eligible participants. In May 2020, we adopted the 2020 Plan. We intend to register all Class A ordinary shares issuable under the 2020 Plan and have registered the Class A ordinary shares issuable under our existing incentive plans. Once these Class A ordinary shares are registered, they can be freely sold in the public market in the form of ADSs.

If a large number of our Class A ordinary shares or securities convertible into our Class A ordinary shares are sold in the public market in the form of ADSs, the sales could reduce the trading price of our ADSs and impede our ability to raise future capital.

We are exempt from certain corporate governance requirements of Nasdaq and we intend to rely on certain exemptions.

Certain corporate governance practices in the Cayman Islands, which is our home country, are considerably different from the standards applied to U.S. domestic issuers. Nasdaq Marketplace Rules provide that foreign private issuers are exempt from certain corporate governance requirements of Nasdaq and may follow their home country practices, subject to certain exceptions and requirements to the extent that such exemptions would be contrary to U.S. federal securities laws and regulations. We currently follow our home country practice that: (i) does not require us to solicit proxies and hold meetings of our shareholders every year, (ii) does not restrict a company’s transactions with directors, requiring only that directors exercise a duty of care and owe certain fiduciary duties to the companies for which they serve, (iii) does not require us to obtain shareholder approval for issuing additional securities exceeding 20% of our outstanding ordinary shares, and (iv) does not require us to seek shareholders’ approval for amending our share incentive plans. As a result, our investors may not be provided with the benefits of certain corporate governance requirements for U.S. domestic companies listed on Nasdaq.

We are a foreign private issuer within the meaning of the rules under the U.S. Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the U.S. Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the U.S. Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q and current reports on Form 8-K;
●	the sections of the U.S. Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the U.S. Exchange Act;
●	the sections of the U.S. Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to continue to publish our results on a quarterly basis as press releases, distributed pursuant to Nasdaq rules. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, holders of our Class A ordinary shares and ADSs may be afforded less protection or information than they would under the U.S. Exchange Act rules applicable to U.S. domestic companies.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or Class A ordinary shares.

Based on the market price of our ADSs and Class A ordinary shares, the value of our assets, and the composition of our assets and income, we believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2020, and we do not expect to be a PFIC for our taxable year ended December 31, 2021. We must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). While we do not anticipate becoming a PFIC, no assurances regarding our PFIC status can be provided for any past, current or future taxable year. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. Furthermore, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current taxable year or any future taxable years. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for any prior, current or subsequent taxable year.

A non-U.S. corporation, such as our company, will be considered a PFIC for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Passive income generally includes dividends, interest, certain royalties and rents, annuities, net gains from the sale or exchange of property producing such income and certain net foreign currency gains. For this purpose, cash and assets readily convertible into cash are categorized as passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Although the law in this regard is not entirely clear, we treat our variable interest entities as being owned by us for U.S. federal income tax purposes because we control their management decisions and we are entitled to substantially all of their economic benefits and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our variable interest entities for United States federal income tax purposes, we would likely be treated as a PFIC for our taxable year ended December 31,2020 and for subsequent taxable years.

If we were to be or become a PFIC, U.S. investors may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of our ADSs or Class A ordinary shares on the receipt of distributions on the our ADSs or Class A ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules. For more information, see “Item 10.E. Additional Information—Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

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

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Act (As Revised) of the Cayman Islands and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

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

ITEM 4.        INFORMATION ON THE COMPANY

A.History and Development of the Company

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

Due to certain restrictions under the PRC laws on foreign ownership of entities engaged in data center and telecommunications value-added services, we conduct our operations in China through contractual arrangements among us, our wholly-owned PRC subsidiaries, our variable interest entities and their shareholders. As a result of these contractual arrangements, we control our variable interest entities and have consolidated the financial information of our consolidated affiliated entities in our consolidated financial statements in accordance with U.S. GAAP. We control: (i) 100% of the equity interests in 21Vianet Technology through our subsidiary, 21Vianet China, which was incorporated in October 2002; (ii) 100% of the equity interests of BJ iJoy following completion of our acquisition of 100% equity interests in iJoy in April 2013; (iii) 100% of the equity interests of WiFire Network through our subsidiary, aBitCool DG, which was incorporated in June 2014; and (iv) 100% of the equity interests of SH Zhiyan and its wholly-owned subsidiary, SH Blue Cloud, through our subsidiary, SH Edge Connect, which was incorporated in November 2020.

On April 21, 2011, our ADSs began trading on the Nasdaq Global Select Market under the ticker symbol “VNET.” We issued and sold a total of 14,950,000 ADSs, representing 89,700,000 Class A ordinary shares, at an initial offering price of US$15.00 per ADS.

From time to time, we have acquired companies that are complementary to our business, as well as made alternative investments and entered into strategic partnerships or alliances as we see fit, we have also divested part of our business as part of our efforts to adjust our business development strategy. For example, we are Microsoft’s local partner for all of its three major cloud offerings: Microsoft Azure, Office 365, and Dynamics 365. In March 2017, we entered into an investment agreement with Warburg Pincus to establish a multi-stage joint venture and build a digital real estate platform in China, with an aim to form additional joint ventures to jointly develop IDC projects, and we reached agreements to restructure our partnership with Warburg Pincus in July 2019. In September 2017, we transferred 66.67% of the equity interest in six wholly-owned subsidiaries engaged in the CDN, hosting area network services and route optimization business, or WiFire Entities, for a nominal consideration of RMB1 for each of the WiFire Entities to Beijing TUS Yuanchuang Technology Development Co., Ltd., a wholly-owned subsidiary of Tsinghua Holdings Co., Ltd., or Tus-Holdings. Upon completion of such transfer, Tus-Holdings and us hold 66.7% and 33.3% equity interest in each of the WiFire Entities, respectively. WiFire Entities have been deconsolidated from our consolidated financial statements since then. In October 2019, we signed a memorandum of understanding with Alibaba to deploy IDC services in support of Alibaba’s expansion throughout Eastern China.

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

On April 13, 2021, we repurchased from Tuspark Innovation Venture Limited (“Tuspark”) 48,634,493 Class B ordinary shares for an aggregate purchase price of approximately US$260 million. The repurchase price is at US$5.346 per ordinary share, or US$32.076 per ADS, which is the product of (i) the daily volume weighted average price of the ADSs for the consecutive thirty (30) trading days ended on March 22, 2021, multiplied by (ii) 88%. On the same day, Mr. Wenbin Chen, the director appointed by Tuspark resigned from our board of directors. Immediately following the consummation of the transaction, all of the remaining Class B ordinary shares held by Tuspark have been converted into the same number of Class A ordinary shares of the Company. We have been informed that Tuspark has also agreed to sell and transfer additional ordinary shares to Beacon Capital Group Inc., a company affiliated with Mr. Josh Sheng Chen, at the same price. If this additional share transfer is consummated, Tuspark will retain a small shareholding of less than 5% in the Company.

Our principal executive offices are located at Guanjie Building Southeast 1st Floor, 10# Jiuxianqiao East Road, Chaoyang District, Beijing, People’s Republic of China, 100016. Our telephone number is +86(10) 8456-2121. Our registered office is located at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the U.S. is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, New York 10168.

See Item 4.C, “Organizational Structure” for a diagram illustrating our corporate structure as of the dated of this annual report.

SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website https://ir.21vianet.com/.

B.Business Overview

We are a leading carrier-neutral and cloud-neutral data center services provider in China. We have one of the largest carrier-neutral data center networks in China with our 32 self-built data centers and 52 partnered data centers with an aggregate capacity of 53,553 cabinets under our management as of December 31, 2020. Our data centers are concentrated in tier-1 cities and their surrounding regions, which have favorable supply-demand dynamics, owing to dense internet traffic, scarce resources and high demand for data center facilities. We had a 10.6% market share in the carrier-neutral data center services market in terms of data center service revenues in 2019, according to Frost & Sullivan.

We are a pioneer in the carrier-neutral data center industry in China and commenced our operations in 1999. We are one of the first carrier-neutral data center services providers in China with infrastructure interconnected with various carrier networks, which connect and share data traffic to help scale the rapid development of the early internet industry in China. Based on our partnership with Microsoft to introduce Azure and Office 365 in China in 2013, we are also the first carrier-neutral data center services provider to offer global cloud services in China and our services have helped accelerate the digital transformation of our enterprise customers.

We offer managed hosting services to host our customers’ servers and networking equipment and provide interconnectivity to improve the performance, availability and security of their internet infrastructure. We have adopted a “dual-core” strategy to address both retail and wholesale data center market opportunities. Our managed retail services provide different levels of services that are scalable to meet our customers’ needs, from a single cabinet up to megawatt-scale deployments. Our managed wholesale services provide customers with new data center sites constructed and developed by us based on their specified standards. We believe that the scale of our data center footprint and networking assets as well as our carrier- and cloud-neutrality, position us well to capture the vast opportunities in the rapidly expanding market of internet and cloud computing infrastructure services in China.

In addition, we are a first mover among China’s carrier-neutral data center service providers in offering cloud services through partnerships to cover public, private and hybrid cloud scenarios. We provide customized enterprise VPN services and solutions, including software-defined wide area network, or SD-WAN, to enterprises across various industries. These value-added services strengthen our capability to provide quality services and meet our customers’ additional demands.

With a nationwide data center network and comprehensive service offerings, we have attracted a diversified and loyal customer base. As of December 31, 2020, we had approximately 1,300 customers for our managed hosting services and over 6,000 enterprise customers in total. We also enjoy long-standing relationships with our customers and have high customer retention, as evidenced by our low average monthly hosting churn rate for managed hosting services, which was 0.3%, 0.5% and 0.3% in 2018, 2019 and 2020, respectively.

Our Service Offerings

Through our quality data center network, we offer comprehensive hosting and related services, including:

●	Managed Hosting Services consisting of managed retail services and managed wholesale services. Our managed retail services include (i) colocation services that dedicate data center space to house our customers’ servers and networking equipment and provide tailored server administration services, (ii) interconnectivity services that allow customers to connect their servers with each other, internet backbones in China and other networks through our Border Gateway Protocol, or BGP, network, or our single-line, dual-line or multiple-line networks, and (iii) value-added services, including hybrid IT services, firewall services, server load balancing, data backup and recovery, data center management, server management, and backup server services. To address the wholesale IDC market opportunities, we established a “dual-core” strategy in 2019 to expand our services to managed wholesale services to China’s internet giants and large-scale cloud computing service providers. We construct and deliver data centers based on these customers’ required specifications and standards;
●	Cloud Services that allow businesses to run their applications over the internet using our IT infrastructure rather than having the infrastructure on their own premises; and
●	VPN Services that extend customers’ private networks by setting up secure and dedicated connections through the public internet.

Our data centers host the servers of our customers and meet their needs to deploy computing, network, storage and IT infrastructure. Our services are scalable, allowing our customers to purchase space and power and upgrade connectivity and services as their requirements evolve. In addition, our customers benefit from our data centers’ wide range of physical security features, including sensitive smoke detection systems, fire suppression systems, secured access, around-the-clock video camera surveillance and security breach alarms. Our data centers are fully-redundant and feature resilient power supplies, energy efficient design, connection with multiple network providers and 24/7 on-site support provided by our skilled engineers. As a result, we are able to provide service-level agreement for 99.99% uptime for power for our self-built data centers. As a carrier-neutral data center service provider, we provide high interconnectivity to our customers with our access to multiple carriers and service providers and the availability of multiple-provider bandwidth. By securing multiple suppliers for connectivity and using redundant hardware, we are able to guarantee 99.9% internet connectivity uptime for our self-built data centers.

Managed Hosting Services

We have been providing managed retail services since the inception of our operations in 1999 and started to provide managed wholesale services in 2019 to implement our “dual-core” strategy that we developed in 2019.

Managed Retail Services. Our managed retail services include colocation services, interconnectivity services, and value-added services.

●	Colocation Services allow customers to lease partial or entire cabinets for their servers. Our customers have full control over their server(s) housed in our data centers. Depending on customer needs, we provide different levels of tailored server administration services, including operating system support and assistance with updates, server monitoring, server backup and restoration, server security evaluation, firewall services, and disaster recovery. Our customers’ servers are housed in our data centers providing redundant power sources and heating, ventilating and air conditioning systems. Our colocation services relieve customers from the daily pressures of IT infrastructure maintenance so that they can focus on their core businesses. Customers have the option to either place their servers and equipment in standard cabinets dedicated for their private use, or in cabinets shared with other customers. They can customize their cabinet space for their servers, network connections and equipment. Customers can elect to buy the hardware that they place within their cabinets from their chosen suppliers. In addition, customers can also lease power-enabled blank space, where they can place their own cabinets in our data centers or use our services to build their customized cabinet space.
●	Interconnectivity Services are provided by us in the following ways:
●	Border Gateway Protocol (BGP) Network Services. We provide network services that use BGP routing protocol and policies, which allow the internet to become a decentralized system and thereby reduces traffic congestion and data transmission time;
●	Single-line Network Services. Some of our customers choose to connect their servers only to one telecommunication carrier in China. Based on their selections, we provide them with network connection to the major telecommunication carriers, including China Telecom, China Unicom and China Mobile; and
●	Multiple-line Network Services. As a carrier-neutral service provider, our data centers are connected to all carrier and non-carrier networks in China. Customers then may choose to connect their servers to two or multiple networks, which provides more cost-effective internet access and ensures better business continuity. Our interconnectivity services connect our customers with each other, connect our data centers with telecommunication carriers’ backbone network and other networks. We provide cross-connection services to our customers. Upon the request of the customers, we utilize single or multi-mode fibers to create links between the customers directly and privately.
●	Value-Added Services are provided by us in the following ways:
●	Hybrid IT Services. Our hybrid IT services provide customers with a complete package of infrastructure service offerings, conveniently bundled to expedite the customer’s process to launch their applications and products to the extent possible. In conjunction with our infrastructure-as-a-service, or IaaS, platform, hybrid IT services combine colocation, servers, connectivity, storage and customer services to save IT infrastructure installation time, and provide a complete, reliable, and secured environment for customer’s IT demands. As more customers move their IT resources to the cloud, our cloud-neutral platform will enable our hybrid IT services to provide both private and public cloud services as well as their inter-linked connections;
●	Private and Hybrid Cloud Services. We provide private cloud, hybrid cloud and multi-cloud managed services to address enterprises’ needs in aspects of data sovereignty, cost of ownership, and customization through our proprietary technologies and technical integration with selected partners, such as VMWare, Redhat and ZStack; and
●	Other Value-Added Services. To complement our hosting services and enhance our customers’ experiences, we also provide other value-added services, including bare metal services, firewall services, server load balancing, data backup and recovery, data center management, server management, and backup server services. In addition, we also provide customers with traffic charts and analysis, gateway monitoring for servers, domain name system setup, defense mechanism against distributed denial of service (DDOS) attacks, basic setting of switches and routers, and virus protections.

Managed Wholesale Services. Our managed wholesale services started in 2019 and provide internet giants and large-scale cloud computing service providers with new data center sites constructed and developed by us. Based on the specific requirements of our customers, we source properties for new data center sites by acquiring or leasing green-field sites or existing industrial buildings from third parties, and then design and, through cooperation with developers, contractors, and suppliers, build the data center facilities with advanced design and high technical specifications. From October 2019 to June 2020, we signed seven memoranda of understandings with Alibaba to construct and deploy Alibaba’s data center facilities in Eastern China. As of December 31, 2020, the total capacity commitment from our wholesale customers reached 170 megawatts. We believe our core competency and capabilities, acquired from decade of industry experience in the retail segment, are also applicable and critical when we expand our business into the wholesale segment and develop wholesale data centers.

●	Planning: We engage with our clients from the site selection and planning stage and choose the sites for wholesale data centers at the strategic locations which fits into our clients’ IT infrastructure deployment and provides great access to power and connectivity. Backed by multi-year experience and strong presence in key markets, we are able to conduct in-depth analysis and select the most suitable location based on clients’ requirements by acquiring or leasing green-field sites or existing industrial buildings from third parties. Our team works closely with local government authorities to obtain necessary permits and approvals and with electric utilities to obtain sufficient power supply. We also actively cooperate with telecommunication carriers to ensure multi-carrier connectivity to our wholesale data centers.
●	Design: Leveraging our technological know-how from our internal design teams and a comprehensive data center product portfolio, developing and accumulating through the designs and construction of retail data centers, we are dedicated to ensuring that each of our wholesale data centers meets the specific requirements of our clients and achieves industry leading energy efficiency and operating performance. Our technology strengths, such as advanced cooling technology and power management technology, are integrated due to close collaboration among our internal design team, research and development team and external design institutes.
●	Construction: We believe our well-established relationships with high quality contractors and suppliers, combined with our specialized construction team consisting of experienced professionals, help us to ensure fast delivery and cost effectiveness in data center construction. As opposed to retail data centers, typically the wholesale data centers are built to suit and customized to fulfill our clients’ different technical requirements. Furthermore, our clients require us to deliver wholesale data centers in large volumes within a prescribed construction period.
●	Operations: We are one of the first carrier neutral data center services providers in China and commenced operations in 1999. Since then, we haven’t encountered any disastrous accident over the last 20 years, demonstrating our strong operational expertise. We are able to provide service-level agreement for 99.99% uptime for power and 99.9% uptime for network connectivity for our self-built data centers. Our operational excellence to deliver wholesale data centers with high reliability, availability, security and manageability are sought by our wholesale clients. As a result, operations and management expertise becomes an increasingly important criteria when they select their data center partners.

Cloud Services

We started providing public cloud services in 2013 through our cooperation with Microsoft. Under our cooperation arrangement with Microsoft, we provide Microsoft’s cloud services, including Azure, Office 365, Dynamics 365 and Power Platform, to customers in mainland China by entering into service agreements with such end customers.

We provide IaaS, platform-as-a-service, and software-as-a-service, or SaaS, to our enterprise and individual end customers on the public cloud. Microsoft Azure provides our customers with a one-stop shop to purchase a portion of the pooled computing resources, control the applications uploaded to the virtual servers and/or access to the applications run by various operators on the cloud infrastructure, and pay on an on-demand basis. Through Office 365 services, we provide our customers with not only the complete Office applications, but also business-class email, file sharing and HD video conferencing, all working together and connected in the public cloud so that customers can have access to everything they need to run their business from anywhere.

The total customer billing amounts are divided between Microsoft and us and we retain a portion of the total customer billing amounts based on the agreed-upon metrics. All sales amounts from our services to customers are deposited into an escrow account which are jointly administered by Microsoft and us and we settle the payments to Microsoft on a monthly basis. In addition, we are entitled to receive incentive payments from Microsoft upon the completion of certain sales or services conditions. Our current agreement with Microsoft has a term of ten years till 2027.

VPN Services

We offer VPN services, primarily through Dermot Holdings Limited and its subsidiaries, or Dermot Entities, which we acquired in August 2014. Dermot Entities offer customers best-in-class, enterprise-grade network services in numerous cities throughout Greater China and the wider Asia-Pacific region. Dermot Entities provide enterprise network solutions including Multiprotocol Label Switching (MPLS) and Software-Defined WAN (SD-WAN), internet access and network security solutions and are starting to add Cloud & SaaS solutions into the product portfolio. We provide fully managed network enabling connectivity with over 70 POPs across Asia. We are among the first official members of the China Cross-border Data Telecommunications Industry Alliance for being recognized as legally compliant by China’s Communications Administration. Additionally, we have been appointed as one of the SD-WAN Services Standard Drafting Units of China Communications Standards Association (“CCSA”). We are among the first ICT service providers in Greater China to obtain several ISO international certifications including ISO/IEC 27001: 2013, ISO/IEC 20000-1: 2018, and ISO 9001: 2015 for information security, IT service management, and quality management, respectively. We also obtained the SD-WAN Ready certificate for overall solutions issued by China Academy of Information and Communications Technology in 2020.

Our Infrastructure

Our infrastructure, which consists of our data centers and data transmission network, is the foundation upon which we provide services to our customers. As of December 31, 2020, we operate 32 self-built data centers and 52 partnered data centers located in tier-1 and their surrounding cities, including all of China’s major internet hubs, with 53,553 cabinets under management. Our extensive network, consisting of 165 POPs, is a “high-speed internet railway” that connects our data centers with each other and links them to China’s telecommunication backbones.

Our Data Centers

We operate two types of data centers: self-built and partnered. We define “self-built” data centers as those with our owned cabinets, and data center equipment housed in buildings we owned, leased from third parties, or we purchased from third parties. We define “partnered” data centers as the data center space and cabinets we leased from China Telecom, China Unicom and other third parties through agreements. As of December 31, 2020, we operate 32 self-built data centers housing 49,876 cabinets and 52 partnered data centers housing 3,677 cabinets.

The table below sets forth the number of data centers and cabinets under our management as of December 31, 2018, 2019 and 2020, respectively.

	As of December 31,
	2018	2019	2020
Data Centers
Self-built	20	26	32
Partnered	38	51	52
Total	58	77	84
Cabinets
Self-built	25,711	32,047	49,876
Partnered	4,943	4,244	3,677
Total	30,654	36,291	53,553

Our data centers are located in over 20 cities as of the date of this annual report. Our nationwide network of data centers not only enables us to serve customers in extended geographic areas, but also establishes a national data transmission network that sets up connections among carriers and service providers in various locations.

The table below sets forth our portfolio of self-built data centers in service as of December 31, 2020.

	As of December 31, 2020
	Number of Self-built Data Centers	Cabinets Housed
Beijing	13	Approximately 22,900
Shanghai and Hangzhou	7	Approximately 9,800
Greater Bay Area	5	Approximately 9,300
Satellite cities (1)	2	Approximately 4,350
Others	5	Approximately 3,500
Total	32	Approximately 49,850
(1)	Refer to smaller cities that are adjacent to Beijing, Shanghai, Hangzhou and Greater Bay Area.

We build and operate our data centers in compliance with high industry standards in order to provide our customers with secure and reliable environments that are necessary for optimal internet interconnectivity. Our data centers generally feature:

●	Resilient Power—Redundant, high-capacity and stable power supplies, backed by uninterruptible power supply, or UPS, high-performance batteries and diesel generators;
●	Physical Security—Round-the-clock monitoring by on-site personnel, which includes verification of all persons entering the building, security barriers, video camera surveillance and security breach alarms;
●	Controlled Access—Access to the buildings, data floors and individual areas designated for particular customers via individually-programmed access cards and visual identification;
●	Fire Detection and Suppression—Sensitive smoke detectors linked to building management systems provide early detection to help avoid fire, loss and business disruption. These are complemented by an environmentally-friendly gas-based or water mist fire suppression system to put out fires;
●	Air Conditioning—To ensure optimal performance and avoid equipment failure, all data center floors are managed to make sure that customers’ equipment is maintained at a controlled temperature and humidity; and
●	24/7 Support—We staff our data centers with capable and experienced service teams and we believe we were the first data center service provider in China to offer 24/7 customer service.

These features minimize chances of interruption to the servers housed in our data centers and ensure the business continuity of our customers. In addition, we believe we were the first data center service provider in China to receive both the ISO 9001 quality system certification by the American Registrar Accreditation Board and a certification by the United Kingdom Accreditation Service.

In March 2017, we signed an investment agreement with Warburg Pincus to establish a multi-stage joint venture and build a digital real estate platform in China. The cooperation was expected to allow us to reduce capital expenditures as Warburg Pincus will take primary responsibilities to build new wholesale data centers. In July 2019, we reached a supplemental agreement with Warburg Pincus to restructure the partnership. Pursuant to the agreed restructuring arrangement, one of the joint ventures has distributed its assets and projects to us and to Princeton Digital Group (PDG), a Warburg Pincus-backed company, on a pro rata basis in principle, respectively. After distribution, we obtained 100% ownership of a project under development in the Shanghai Waigaoqiao Free Trade Zone, as well as a certain amount of cash. In addition, we and Warburg Pincus have (i) adjusted the existing holding structure for operating the current projects, and (ii) jointly established an additional holding vehicle for sourcing and developing new projects in China. All the projects under our cooperation with Warburg Pincus are operated at our self-built data centers.

Our Network

Our network transmits data and directs internet traffic, forming an internet highway system that is linked to the networks of major carriers, non-carriers and ISPs and enhances communications among our data centers, our customers and end users located throughout China and around the world. As of December 31, 2018, 2019 and 2020, our network connected 172, 165 and 165 POPs throughout China.

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

Customers and Customer Support

Our Customers

We serve a diversified and loyal base of customers, depending on the different types of services provided by us, our customers include (i) enterprise customers for our hosting and related services, and (ii) individual customers who signed up for the Microsoft Azure, Office 365, Dynamics 365 and Power Platform services. As of December 31, 2020, we had over 6,000 enterprise customers, of which approximately 1,300 customers are using our managed hosting services. Our enterprise customers represent a variety of industry verticals with different business scale, ranging from information technology and cloud services, telecommunication carriers, communications and social networking, online education, gaming and entertainment, consumer retail to financial services and government agencies, as well as from blue-chip enterprises to small- to mid-sized enterprises.

We have a loyal customer base, as evidenced by our low churn rate. Our average monthly hosting churn rate, based on our core IDC business, was 0.3%, 0.5%, and 0.3% in 2018, 2019 and 2020, respectively. Our average monthly recurring revenue from our top 20 customers were RMB105.9 million, RMB110.3 million, RMB140.3 million (US$21.5 million) in 2018, 2019 and 2020, respectively.

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

Our customers may directly contact the customer service team to seek assistance or inquire about the status of a reported incident. The team actively follows up with our operations team to help ensure that the problems are addressed in an effective and timely manner. Each of our customers is assigned a service manager who is responsible for ensuring that all our services are performed in a satisfactory manner.

Technologies and Intellectual Property

Innovative Solutions and Services

We offer a comprehensive suite of solutions with cutting-edge technologies for customers, and continually expand our service offerings to provide full stack solutions consisting of interconnectivity, colocation or data center managed hosting services and cloud services. Examples of our innovative products and services include:

●	Hybrid IT service: We are the first among data center services providers in China to provide hybrid IT services since March 2015. Our hybrid IT services are designed to be connected to customers’ existing operating systems and achieve real-time response to customers’ IT requests. Our hybrid IT services cover computing and storage of data, facility management and maintenance, as well as operation support, which can effectively meet the growing IT outsourcing demand of enterprise customers due to the increasing complexity of IT requirements resulting from new technologies and applications;

●	Bare metal services: We developed our proprietary bare metal services technology in August 2018. Our bare metal services can be integrated with high-quality BGP, VPN and other services provided by us. Our bare metal services are based on automated operation and maintenance technologies and can be delivered to customers through the cloud platform on a fully automated basis without manual operations. It is equipped with security modules and network functions which can be integrated with other cloud services and network services provided by us; and
●	Hybrid cloud management platform: In order to provide superior cloud management services under various cloud scenarios to its customers, we developed a proprietary cloud management platform in June 2019. This platform can manage major public clouds and private clouds on a centralized basis and connect to our self-developed bare metal services, hybrid IT services, SD-WAN and other services to achieve one-stop multi-cloud management service capability. Our hybrid cloud management platform enables the customers to manage all the services, products and resources provided by us, including private cloud, public cloud, enterprise virtual data centers, enterprise hosted private cloud, bare metal services, as well as underlying data center and network connectivity services, on a centralized basis. Data analytics can be performed based on the information collected, which we believe can realize the value of customers’ data assets.

Technologies for Data Centers

We have implemented many technologies in designing and constructing our data centers, such as power transfer switch, cooling, lighting and energy recycling technologies, to improve the electricity power consumption and energy efficiency of our data centers. We are the first data center services provider that passed the ISO50001: 2011 Energy Management System Certification in 2017. One of our data centers in Beijing, M6 data center, is among the first national green data centers named by Chinese Institute of Electronics in 2018. We also apply heat recovery technologies at certain of our data centers to recover the waste heat from the exhaust of data centers to generate domestic hot water, which have improved our data center’s energy efficiency.

With the vision to build artificial intelligence defined data centers, we intend to develop artificial intelligence for IT operations platform which utilizes big data, modern machine learning and other advanced analytics technologies to enhance IT operation functions for our data centers. Such platform can collect a variety of data from various IT operations tools and device to aggregate data (such as that in monitoring systems and job logs) and then applies machine learning and advanced analytics on such data in order to automatically spot and react to issues. For example, our analytical data warehouse can analyze the working condition of data centers’ cooling systems to build a model which provides optimization solutions enabling us to lower operating costs and achieve environmentally friendly operations.

Research and Development and Intellectual Property

Our strong research and development capabilities support and enhance our service offerings. We have an experienced research and development team and devote significant resources to our research and development efforts, focusing on improving customer experience, increasing operational efficiency and bringing innovative solutions to the market quickly.

We have made continual investments and trainings for research and development to drive our growth in both mature and emerging businesses. We incurred RMB92.1 million, RMB88.8 million and RMB112.9 million (US$17.3 million) in research and development expenses for the years ended December 31, 2018, 2019 and 2020, respectively. As of December 31, 2020, our experienced research and development team consisted of 125 engineers, many of whom have more than 10 years of relevant industry experience.

Our research and development efforts have yielded 75 patents, 80 patent applications and 161 software copyright registrations as of December 31, 2020, all in China and focused on the areas including (i) energy saving technology, (ii) data center design and facility maintenance and operations, (iii) network operation and maintenance management, (iv) cloud-related technologies, and (v) edge computing and blockchain.

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

Sales and Marketing

We actively market our services and solutions through our direct sales force and we use a mix of horizontal and vertical segmentation strategies to divide the market into groups with similar characteristics. Horizontal segmentation is used for products or solutions such as retail colocation, interconnection, bare metal services, and generic hybrid cloud managed services which are applicable to most of the enterprise customers. For more industry specific solutions, we employ vertical segmentation for wholesale build-outs, wholesale colocation as well as customized hybrid cloud managed services. Our teams focus on key customers within each of the focus industries, including public cloud, financial, media and online education. Our sales and marketing teams are primarily based in Beijing, Shanghai, Shenzhen, Guangzhou, Hangzhou, Xi’an, Hong Kong and Taiwan. Aside from standard products, we are also leveraging and embedding our ecosystem’s offerings to provide turnkey hybrid cloud solutions for our key customers.

Our strong brand recognition, neutrality positioning, and large customer installed base have proven to be the important driving force for our sales. To strengthen our brand, we focus our marketing efforts on sponsoring seminars, conferences and special events to raise our profile with potential customers. In addition, we collaborate with various partners either on solution integration or “go to market” alignment to accelerate customers’ digital transformation. Our sales and marketing staffs are not just focused on demand generation but also equally focus on providing high quality customer services to proactively retain existing customers.

Competition

We face competition from a wide range of data center service providers and other value-added service providers, including:

●	Carriers. We face competition from state-owned telecommunication carriers, including China Telecom and China Unicom. According to Frost & Sullivan, carrier-operated data centers took a share of 44.1% of the data center services market in 2019. In addition, both carriers operate their own networks. Competition is primarily focused on pricing, quality of services and geographic coverage. We believe we are well-positioned to compete with major carriers. Unlike China Telecom and China Unicom, which construct data centers primarily to promote the sales of bandwidth, we provide connectivity to multiple networks in each of our carrier-neutral data centers, providing superior choice and performance. Our private network provides enhanced connectivity among different networks. In comparison, data centers operated by China Telecom and China Unicom generally provide access only to their own network and are often constrained by their networks’ coverage. Due to inadequate interconnectivity among China’s carriers’ networks and among the same carrier’s networks in different provinces, interconnectivity bottlenecks remain a major problem, contributing to slow transmission speeds across services and applications.
●	Carrier-neutral service providers. We face competition from other carrier-neutral service providers, such as SINNET and GDS. Competition is primarily focused on pricing and the quality and breadth of service offerings. We distinguish ourselves by our superior interconnectivity, extensive data transmission network, large number of high-quality data centers, and superior operations, maintenance and other customer services. Due to the unique nature of data center services, where relocation of customer servers and equipment is operationally difficult, customers are highly selective in choosing their data center service provider. Our strong brand, superior reputation and extensive operating experience and expertise remain the key differentiator in attracting and retaining our customers.
●	In-house data centers. Businesses may choose to house and maintain their own IT hardware, such as Baidu and Alibaba, and other large enterprises, particularly in the financial services sector. Due to their in-house capabilities, these customers may outsource fewer services to other third-party data center services providers including us, if at all. However, we believe our data centers, coupled with our superior network services, offer a unique combination of hosting services that would make us attractive to businesses with in-house data centers.
●	Cloud service providers. Cloud services are a new and emerging market and therefore, we face competition from various market players who have entered into or plan to enter into the new market. In partnership with Microsoft, we offer cloud services, including Microsoft Azure, Office 365, Dynamics 365 and Power Platform, in China. We compete with domestic Chinese cloud service providers, such as Alibaba Cloud and Tencent Cloud, as well as international cloud services which are operated by other data center service providers in China, such as AWS. We believe our partnerships with Microsoft will make us attractive to potential customers, especially enterprise and government entity customers that have a strong demand for cloud services.

●	Other valued-added service providers. We face competition from other value-added telecommunications service providers including VPN service providers, such as Citic Telecom CPC. As one of the leading service providers in each one of these value-added service markets, we believe our offerings not only complement our core hosting services, but also position us to capture additional growth opportunities.

We do not currently compete with data center service providers located in Hong Kong and overseas, but we may compete with them if we expand our service offerings beyond China. We believe that there are currently no foreign competitors with a significant presence in the data center services market in China, partly due to the regulatory barriers in China’s telecommunications sector. As China represents a potentially lucrative market for foreign competitors, some foreign providers may seek to enter the Chinese market. In addition, as we expand our service offerings, such as cloud services, we expect to face more competition in those areas as well.

Our Environmental, Social and Governance (ESG) Initiatives

As a leading carrier-neutral and cloud-neutral data center services provider in China, we are committed to corporate social responsibility and meeting society’s changing needs despite the challenging economic environment. We focus on environmental, social and governance communications and management mechanism to improve working environment of our employees. We also explore multi-dimensional use cases for our technology, to empower traditional industries with our capabilities and to promote a healthier lifestyle and the long-term sustainability of our society.

Green Data Centers

We are a strong supporter of green data centers. We have set PUE target for each of our data centers. Through the use of natural sources, conversion equipment, independent dehumidifiers, and heat recovery systems, we implement our environmentally sustainable policies and initiatives. Moreover, we are dedicated to reducing carbon footprint generated by our data centers by sourcing renewable energy. As a result of these measures, we achieved an average PUE reduction of 2% in 2020 compared to that in 2019. Three of our data centers are named as national green data and are among the first few data centers in China to obtain such certification.

Corporate Behavior

We have been making continuous efforts to comply with all applicable laws and regulations affecting our business. To set up an effective risk prevention and control mechanism, we have established three lines of defense for risk management to clarify specific control procedures of various risks. We have also formulated a series of anti-corruption policies, including management measures on integrity talk and integrity inspection, and letter of commitment to anti-commercial bribery, to guide our employees. To encourage reporting of any non-compliant behaviors, we have established a complete anonymous reporting system and anti-corruption training programs. For the year ended December 31, 2020, 85.8% of our employees have completed anti-corruption related trainings and 99% of our suppliers have signed our letter of commitment to anti-commercial bribery.

Organizational Development

Our employees are our most important asset. We provide our employees with career development programs including training course for new joiners, entry level employee and middle level team leaders. In 2020, more than two thousand of our employees have participated in our training programs, recording a total of approximately 50,000 training hours. In addition, we encourage and support employees to obtain external certificates to improve their skills and competitiveness.

We also care about our employees’ wellbeing. We provide a multitude of benefits to our employees and their family members, such as supplementary medical insurance, maternity rooms for female employees and regular sports activities.

Data Privacy and Data Security

As a reputable company serving a large community of users, we consider data privacy a crucial part of our service quality. We comply with the privacy protection requirement of ISO27018 Protection of Personally Identifiable Information in Public Cloud and have adopted a series of measures to keep track of personally identifiable information. We utilize a set of technologies to protect our customers’ data, such as remote data recovery, encrypted transmission and firewall application. For the year ended December 31, 2020, we did not report any data leaking incidents.

Social Responsibility

We strive to utilize our advantages and resources to the society we live in. During the COVID-19 pandemic, we donated anti-epidemic materials to front-line doctors to minimize virus infection. We also provide donations and essential daily supplies to charities and education funds to make our community a better place.

Regulations

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

Regulations on Foreign Investment

Investment activities in China by foreign investors are principally governed by the Catalog of Industries for Encouraging Foreign Investment, or the Encouraging Catalog, and the Special Management Measures (Negative List) for the Access of Foreign Investment, or the Negative List which were promulgated and are amended from time to time by the Ministry of Commerce, or MOFCOM, and the National Development and Reform Commission, or NDRC, and together with the PRC Foreign Investment Law, or the Foreign Investment Law, and their respective implementation rules and ancillary regulations. The Encouraging Catalog and the Negative List lay out the basic framework for foreign investment in China, classifying businesses into three categories with regard to foreign investment: “encouraged”, “restricted” and “prohibited.” Industries not listed in the Catalog are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other PRC laws.

On June 23, 2020, the MOFCOM and the NDRC jointly published the Special Administrative Measures for Market Access of Foreign Investment 2020, which became effective on July 23, 2020 and replaced the negative list that was published by the MOFCOM and the NDRC on June 30, 2019 and became effective on July 30, 2019. On December 27, 2020, the MOFCOM and the NDRC jointly published the Catalog of Industries for Encouraging Foreign Investment (2020 Version), which became effective on January 27, 2021 and replaced the previous encouraging catalog that was published by the MOFCOM and the NDRC on June 30, 2019 and became effective on July 30, 2019.

On January 1, 2020, the Foreign Investment Law, as well as the Regulations for Implementation of the Foreign Investment Law of the PRC, or the Implementation Regulations, came into effective, which replaced the trio of prior laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations, and became the principal regulations governing foreign investment in China.

Pursuant to the Foreign Investment Law, ”foreign investment” refer to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as “foreign investor”) within China, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other like rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council. According to the Foreign Investment Law, the State Council will publish or approve to publish a catalogue for special administrative measures, or the “negative list.” The Foreign Investment Law grants national treatment to foreign invested entities, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list.” The Foreign Investment Law provides that foreign invested entities operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities. Furthermore, the Foreign Investment Law provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after January 1, 2020.

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

The NDRC and the MOFCOM jointly promulgated the Measures for the Security Review of Foreign Investment, on December 19, 2020, which became effective on January 18, 2021. Pursuant to the Measures for the Security Review of Foreign Investment, the NDRC and the MOFCOM will establish a working mechanism office in charge of the security review of foreign investment, and any foreign investment which has or would possibly have an impact on the national security shall be subject to security review by such working mechanism office. The Measures for the Security Review of Foreign Investment further requires that a foreign investor or its domestic affiliate shall apply for clearance of national security review with the working mechanism office before they conduct any investment into any of the following fields: (i) investment in the military industry or military-related industry, and investment in areas in proximity of defense facilities or military establishment; and (ii) investment in any important agricultural product, important energy and resources, critical equipment manufacturing, important infrastructure, important transportation services, important cultural products and services, important information technologies and internet products and services, important financial services, critical technologies and other important fields which concern the national security where actual control over the invested enterprise is obtained.

Regulations on Value-Added Telecommunications Business

Value-added Telecommunications Services

Pursuant to the PRC Telecommunications Regulations, or the Telecom Regulations, implemented on September 25, 2000, as amended on July 29, 2014 and February 6, 2016, telecommunications service providers are required to procure operation licenses prior to their commencement of operations. The Telecom Regulations distinguish “basic telecommunications services” from “value-added telecommunications services.” Value-added telecommunications services are defined as telecommunications and information services provided through public networks. A “Catalog of Telecommunications Business”, or the Catalog, was issued as an attachment to the Telecom Regulations to categorize telecommunications services as either basic or value-added. Pursuant to the currently effective Catalog, which was most recently amended in June 2019, value-added telecommunications services are divided into type I value-added telecommunications services (i.e. services “mainly based on facilities and resources”) and type II value-added telecommunications services (i.e. services “mainly based on public platforms”) and they will be regulated accordingly. For example, value-added telecommunications services (e.g. internet data center services (“IDC Service”), content distribution network services (“CDN Service”), domestic internet protocol virtual private network services, and internet access services (“ISP Service”) which are primarily provided to enterprise users, closely attached to basic infrastructure and telecom resources, and have significant importance to national information security and public order, are categorized as type I value-added telecommunications services. Value-added telecommunications services (e.g. online data processing and transaction processing services and information services), which are mainly provided to the general public, have significant economic benefits, and are closely related to consumer rights and privacy protection are categorized as type II value-added telecommunications services.

Pursuant to the Telecom Regulations, value-added telecommunications services covering two or more provinces, autonomous regions, and/or municipalities directly administered by the central government shall be approved by the Ministry of Industry and Information Technology, or the MIIT, and the providers of such cross-regional value-added telecommunications services are required to obtain the cross-regional value added telecommunications business operation licenses, or the Cross-Regional VAT Licenses. Value-added telecommunications services covering certain area within one province, autonomous region, and/or municipality directly administered by the central government shall be approved by the local telecommunications administration authority of such region and the providers of such value-added telecommunications services are required to obtain value-added telecommunications business operating licenses, or the VAT Licenses. Pursuant to the Administrative Measures for Telecommunications Business Operating Licenses effective on July 3, 2017 and as amended from time to time, promulgated by the MIIT, Cross-Regional VAT licenses shall be approved and issued by the MIIT with five-year terms.

As of the date of this annual report, all of our principal operating entities that are required to obtain Cross-Regional VAT License, pursuant to applicable PRC laws and regulations, have obtained such licenses.

For example, pursuant to the Cross-Regional VAT License issued to 21Vianet Beijing, by the MIIT on January 17, 2012 (which was most recently updated on March 18, 2020) with a term effective until January 23, 2022, 21Vianet Beijing is permitted to carry out its(i) full data center business under the first category of “value-added telecommunications business” across two province-level municipalities and four cities in China; (ii) data center business (excluding internet resources coordination service) under the first category of “value-added telecommunications business” across two province-level municipalities and 20 cities in China; (iii) VPN services under the first category of “value-added telecommunications business” across China; (iv) internet access service under the first category of “value-added telecommunications business” across 13 province-level municipalities and provinces in China, and internet access service (solely providing services for website users) under the first category of “value-added telecommunications business” across six provinces in China; (v) domestic multi-party communications services under the second category of “value-added telecommunications business” across China; and (vi) domestic data transmission services through fixed network under the second category of “basic telecommunications business” across China.

Pursuant to the Cross-Regional VAT License issued to BJ iJoy by the MIIT on October 23, 2019 with a term effective until May 6, 2024, BJ iJoy is permitted to carry out its (i) data center business (excluding internet resources coordination service) under the first category of “value-added telecommunications business” across two province-level municipalities and one city in China; (ii) VPN services under the first category of “value-added telecommunications business” across three province-level municipalities and provinces in China; (iii) internet access service under the first category of “value-added telecommunications business” across three province-level municipalities and provinces in China; and (iv) information service business (excluding internet information service) under the second category of “value-added telecommunications business” across China. In addition, pursuant to the VAT License issued to BJ iJoy by Beijing Communications Administration on November 20, 2019 with a term effective until October 8, 2023, BJ iJoy is permitted to carry out the information service business (limited to internet information service) under the second category of “value-added telecommunications business.”

Pursuant to the Cross-Regional VAT License issued to 21Vianet Technology by the MIIT on June 11, 2020 with a term effective until June 20, 2023, 21Vianet Technology is permitted to carry out its internet access service under the first category of “value-added telecommunications business” across three province-level municipalities and provinces in China.

Pursuant to the Cross-Regional VAT License issued to SZ DYX by the MIIT on September 18, 2013 (which was updated on July 17, 2019) with a term effective until June 4, 2023, SZ DYX is permitted to carry out (i) VPN services under the first category of “value-added telecommunications business” in China; (ii) call center business under the second category of “value-added telecommunications business” across China; (iii) data center business under the first category of “value-added telecommunications business”, which covers the services in Beijing, Shanghai and Shenzhen; (iv) data center business (solely providing internet resources coordination service) under the first category of “value-added telecommunications business”, which covers the services in six cities in China; (v) internet access service under the first category of “value-added telecommunications business” across three province-level municipalities and provinces in China; and (vi) internet access service (solely providing services for website users) under the first category of “value-added telecommunications business” across 28 province-level municipalities and provinces in China.

Pursuant to the VAT License issued to SH Blue Cloud by Shanghai Communications Administration on October 20, 2017 (which was updated on October 25, 2019 to revise the categories of permitted business) with a term effective until October 20, 2022, SH Blue Cloud is permitted to carry out (i) information service business (limited to internet information service) under the second category of “value-added telecommunications business”; (ii) online data processing and transaction processing service (solely providing for e-commerce services) under the second category of “value-added telecommunications business”; and (iii) internet domain name resolution service under the second category of “value-added telecommunications business” in Shanghai. In addition, SH Blue Cloud obtained the Cross-Regional VAT License issued by the MIIT on July 10, 2020 with a term effective until January 21, 2025, pursuant to which SH Blue Cloud is permitted to carry out (i) fixed network domestic data transmission business under the second category of “basic telecommunications business” across China; (ii) data center business under the first category of “value-added telecommunications business” in Beijing and Shanghai; (iii) CDN service under the first category of “value-added telecommunications business” in Beijing and Shanghai; (iv) VPN services under first category of “value-added telecommunications business” in Beijing and Shanghai; (v) internet access service under the first category of “value-added telecommunications business” in Beijing and Shanghai; (vi) domestic multi-party communications services under the second category of “value-added telecommunications business” across China; and (vii) information service business (excluding internet information service) under the second category of “value-added telecommunications business” across China.

Internet Access Services

The MIIT promulgated the Circular on Further Regulating Market Access of IDC Service and ISP Service in 2012, or the Circular 552, which further stipulates the detailed requirements on capital, personnel, facility and equipment for conducting IDC Service and ISP Service business. On January 17, 2017, the MIIT further promulgated the Circular on Clearing Up and Regulatory the Internet Access Service Market, which emphasizes the requirements as specified under Circular 552 and prohibits business operation without licenses, business operation beyond permitted territorial scope and business scope set forth on the licenses and “multi-level sublease” in the market with respect to IDC Service, ISP Service and CDN Service. The IDC and ISP service providers shall not sublease the IP addresses, bandwidth or other network access resources they have obtained from basic telecommunication operators in the PRC to other enterprises for operating businesses of IDC Service, ISP Service or other business. In addition, enterprises engaged in the businesses of IDC Service, ISP Service or CDN Service shall conduct comprehensive self-inspection, rectify violations of the relevant regulations in a timely manner to ensure their business operations are in compliance with the applicable laws and regulations and the network facilities and network access resources are used in a compliant manner. The regulatory authorities shall urge enterprises in violation of the relevant regulations to make rectifications in a timely manner and take stern actions in accordance with the laws against the enterprises that refuse to make such rectifications, and such enterprises may fail to pass the annual inspection, may be included in the enterprise list of bad credit record, or the licenses or permits of such enterprises may not be renewed upon expiration and their cooperation with the basic telecommunications operators may be adversely affected under serious circumstances.

Pilot Scheme for Broadband Access Business

The MIIT initiated a periodical pilot scheme for broadband access business by issuing the Notice on Liberalizing the Broadband Access Market to Private Capital on December 25, 2014, pursuant to which, the qualified private sector enterprises are encouraged, but not required, to apply to participate in the pilot scheme in broadband access business and the pilot scheme lasts for 3 years commencing on March 1, 2015. From 2015 to 2017, MIIT issued a series of notices in succession to expand the pilot scheme to all cities in nine provinces and several designated on June 19, 2018 to extend the effective period of the pilot scheme to December 31, 2020 and further expand the pilot scheme to all cities in fourteen provinces and several designated cities in other provinces. As of the date of this annual report, we are qualified to provide broadband access services in Beijing.

Energy Conservation of Internet Data Centers

On January 21, 2019, the MIIT, National Government Office Administration and National Energy Administration jointly published the Guidance on Promotion of Green Data Center, pursuant to which authorities encourage data centers to adhere to certain average levels of energy conservation and aim to reach several goals including, among others, maintaining the power usage effectiveness (PUE) of newly constructed large and extra-large data centers at or below 1.4 from the year 2022 onward. On September 6, 2018, the General Office of the People’s Government of Beijing Municipality, or the GOPGB, issued the Beijing Municipality’s Catalogue for the Prohibition and Restriction of Newly Increased Industries (2018 Edition), or the 2018 Catalogue, which is a revised edition of the catalogue GOPGB issued in 2015. The 2018 Catalogue prohibits new construction or expansion within Beijing’s certain areas of (i) data centers which are involved in providing Internet data services or information processing and storage support services, except for cloud computing data centers with PUE lower than 1.4, and (ii) call centers. Furthermore, new construction or expansion of data centers which are involved in providing Internet data services or information processing and storage support services with PUE lower than 1.4 is also prohibited within the boundaries of Beijing’s Dongcheng District, Xicheng District, Chaoyang District, Haidian District, Fengtai District, Shijingshan District and Tongzhou New Town. On January 2, 2019, Shanghai Municipal Commission of Economy and Information and Shanghai Municipal Development and Reform Commission jointly published the Guidance on Strengthening the Coordinated Construction of the Internet Data Center in Shanghai Municipality, pursuant to which, authorities encourage to effectively control the construction scale and energy consumption gross of Internet data centers and aim to reach several goals including, among others, the PUE of newly constructed Internet data center shall be strictly controlled below 1.3, and the PUE of reconstructed Internet data center shall be strictly controlled below 1.4, from the year 2020 onward.

Regulations on Foreign Investment in Telecommunications Enterprises

The PRC government imposes limitations on the foreign ownership of PRC companies that engage in telecommunications-related business. Pursuant to the Administrative Rules for Foreign Investments in Telecommunications Enterprises, or the Foreign Investment Telecommunications Rules, issued by the PRC State Council on December 11, 2001 and effective on January 1, 2002, which was further amended on February 6, 2016, a foreign investor is currently prohibited from owning more than 50% of the equity interest in a PRC company that engages in value-added telecommunications business, and the major foreign investor of a telecommunication business in China must also have experience and a sound track record in providing value-added telecommunications services overseas. Although the Guidance Catalog of Industries for Foreign Investment, as amended in 2017, and the Special Administrative Measures for Market Access of Foreign Investment 2020 allow a foreign investor to own more than 50% of the total equity interest in e-commerce business, domestic multi-party communications services, information storage and re-transmission services, and call center services, other requirements provided by the Foreign Investment Telecommunications Rules (such as the track record and experience requirement for a major foreign investor) still apply. Foreign investors that meet these requirements must obtain approvals from the MIIT, which retain considerable discretion in granting approvals.

The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-Added Telecommunications Business issued by the MIIT on July 13, 2006, among others, requires a foreign investor to set up a foreign investment enterprise and obtain an operating permit in order to carry out any value-added telecommunications business in China. Under this circular, a domestic value-added telecommunications service operator that holds a VAT license is prohibited from leasing, transferring or selling such license to foreign investors, and from providing any assistance in the form of resources, sites or facilities to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business of domestic operators must be owned by such domestic operators or their shareholders. The circular further requires each VAT license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its VAT license. In addition, all value-added telecommunications service operators are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations.

On January 12, 2017, the State Council issued the Notice on Several Measures for Expansion of Opening-up Policy and Active Use of Foreign Capital, or the Notice No. 5, which purports to relax restrictions on foreign investment in sectors including services, manufacturing and mining. Specifically, the Notice No. 5 proposes to gradually open up telecommunication, Internet, culture, education and transportation industries to foreign investors. However, there are still substantial uncertainties with respect to the implementing rules and regulations of Notice No. 5.

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

Regulations on Internet Security

On November 7, 2016, the Standing Committee of the National People’s Congress promulgated the Cyber Security Law of the PRC, which became effective on June 1, 2017. Pursuant to the Cyber Security Law, internet operators must comply with applicable laws and regulations and fulfill their obligations to safeguard network security in conducting business and providing services. Internet operators must take technical and other necessary measures as required by laws and regulations to safeguard the operation of networks, respond to network security effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data. In addition, the Cyber Security Law requires internet operators to formulate contingency plans for cyber security incidents, and initiate relevant contingency plans, take corresponding remedial measures and report to the competent departments upon occurrence of any incident endangering cyber security.

In September 2016, the General Office of the MIIT issued a Trial Administrative Measures on the Use and Operation Maintenance of Internet Information Security Management System, which, among others, regulates the operation and maintenance of the information security management system established or rend by an operator of telecommunication business such as IDC Service, CDN Service or ISP Service. Pursuant to these administrative measures, the relevant telecommunication operator is obligated to monitor the information transmitted through its internet information security management system and take timely measures to deal with information that is prohibited to be published or transmitted. Moreover, it must preserve access log record with the internet information security management system according to relevant laws and industry standards, and provide the record for examination upon request from the authorities. It must also take necessary measures to maintain and safeguard the normal operation of its internet information security management system.

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

Regulations on Intellectual Property Rights

Patent Law

According to the PRC Patent Law (2008 Revision), the State Intellectual Property Office is responsible for administering patent law in China. The patent administration departments of the provincial, autonomous region, or municipal governments are responsible for administering patent law within their respective jurisdictions. The PRC patent system adopts a first-to-file principle, which means that when more than one person files different patent applications for the same invention, only the person who files the application first is entitled to obtain a patent of the invention. To be patentable, an invention or a utility model must meet three criteria: novelty, inventiveness, and practicability. A patent is valid for twenty years in the case of an invention and ten years in the case of utility models and designs.

Regulations on Copyright

The PRC Copyright Law, which became effective on June 1, 1991 and was amended in 2001 and in 2010, provides that Chinese citizens, legal persons, or other organizations own copyright in their copyrightable works, whether published or not, which include, among others, works of literature, art, natural science, social science, engineering technology, and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship, and right of reproduction. The Copyright Law as revised in 2010 extends copyright protection to Internet activities, products disseminated over the Internet, and software products. In addition, the Copyright Law provides for a voluntary registration system administered by the China Copyright Protection Center. Pursuant to the Copyright Law, an infringer of copyrights is subject to various civil liabilities, which include ceasing infringement activities, apologizing to the copyright owners, and compensating the loss of the copyright owners. Infringers of copyright may also be subject to fines and/or administrative or criminal liabilities in severe situations.

Pursuant to the Computer Software Copyright Protection Regulations promulgated by the State Council on December 20, 2001 and amended on January 30, 2013, the software copyright owner may go through the registration formalities with a software registration authority recognized by the State Council’s copyright administrative department. The software copyright owner may authorize others to exercise that copyright and is entitled to receive remuneration.

Trademark Law

Trademarks are protected under the PRC Trademark Law, which was adopted on August 23, 1982 and subsequently amended in 1993, 2001, 2013, and 2019, respectively, and the Implementation Regulations of the PRC Trademark Law adopted by the State Council in 2002 and most recently amended on April 29, 2014. The Trademark Office under the State Administration for Market Regulation (formally known as the State Administration for Industry and Commerce) handles trademark registrations. The Trademark Office grants a ten-year term to registered trademarks and the term may be renewed for another ten-year period upon request by the trademark owner. A trademark registrant may license its registered trademarks to another party by entering into trademark license agreements, which must be filed with the Trademark Office for the record. As with patents, the Trademark Law has adopted a first-to-file principle with respect to trademark registration. If a trademark applied for is identical or similar to another trademark which has already been registered or subject to a preliminary examination and approval for use on the same or similar kinds of products or services, such a trademark application may be rejected. Any person applying for the registration of a trademark may not injure existing trademark rights first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use.

Regulations on Domain Names

MIIT promulgated the Measures on Administration of Internet Domain Names on August 24, 2017, which became effective on November 1, 2017. Pursuant to these measures, MIIT is in charge of the administration of PRC internet domain names. The domain name registration follows a first-to-file principle. Applicants for registration of domain names must provide the true, accurate, and complete information of their identities to domain name registration service institutions. The applicants will become the holder of such domain names upon the completion of the registration procedure.

Regulations on Taxation

Enterprise Income Tax

On March 16, 2007, the National People’s Congress promulgated the PRC Enterprise Income Tax Law, which was amended on February 24, 2017 and December 29, 2018. On December 6, 2007, the State Council enacted the Regulations for the Implementation of the Enterprise Income Tax Law, which became effective on January 1, 2008 and amended on April 23, 2019. Under the Enterprise Income Tax Law and the relevant implementation regulations, both resident enterprises and non-resident enterprises are subject to tax in China. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within China. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside China, but have established institutions or premises in China, or have no such established institutions or premises but have income generated from inside China. Under the Enterprise Income Tax Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in China, or if they have formed permanent establishment or premises in China but there is no actual relationship between the relevant income derived in China and the established institutions or premises set up by them, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside the PRC.

Value-Added Tax

On March 23, 2016, the Ministry of Finance, or the MOF and the State Taxation Administration of the PRC, or the SAT jointly issued the Circular on the Pilot Program for Overall Implementation of the Collection of Value Added Tax Instead of Business Tax, or Circular 36, which took effect on May 1, 2016. Pursuant to the Circular 36, all of the companies operating in construction, real estate, finance, modern service or other sectors which were required to pay business tax are required to pay VAT, in lieu of business tax. The VAT rate is 6%, except for rate of 11% for real estate sale, land use right transferring and providing service of transportation, postal sector, basic telecommunications, construction, real estate lease; rate of 17% for providing lease service of tangible property; and rate of zero for specific cross-bond activities.

On April 4, 2018, MOF and SAT jointly promulgated the Circular of the Ministry of Finance and the State Administration of Taxation on Adjustment of Value-Added Tax Rates, or Circular 32, according to which, (i) for VAT taxable sales or importation of goods originally subject to value-added tax rates of 17% and 11% respectively, such tax rates shall be adjusted to 16% and 10%, respectively; (ii) for purchase of agricultural products originally subject to deduction rate of 11%, such deduction rate shall be adjusted to 10%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to tax rate of 16%, the input VAT will be calculated at a 12% deduction rate; (iv) for exported goods originally subject to tax rate of 17% and export tax refund rate of 17%, the export tax refund rate shall be adjusted to 16%; and (v) for exported goods and cross-border taxable acts originally subject to tax rate of 11% and export tax refund rate of 11%, the export tax refund rate shall be adjusted to 10%. Circular 32 became effective on May 1, 2018 and shall supersede any previously existing provisions in the case of any inconsistency.

Further, On March 20, 2019, MOF, SAT and the General Administration of Customs jointly issued the Announcement on Policies for Deepening the VAT Reform, or Announcement 39, to further slash value-added tax rates. According to the Announcement 39, (i) for general VAT payers’ sales activities or imports that are subject to VAT at an existing applicable rate of 16% or 10%, the applicable VAT rate is adjusted to 13% or 9% respectively; (ii) for the agricultural products purchased by taxpayers to which an existing 10% deduction rate is applicable, the deduction rate is adjusted to 9%; (iii) for the agricultural products purchased by taxpayers for production or commissioned processing, which are subject to VAT at 13%, the input VAT will be calculated at a 10% deduction rate; (iv) for the exportation of goods or labor services that are subject to VAT at 16%, with the applicable export refund at the same rate, the export refund rate is adjusted to 13%; and (v) for the exportation of goods or cross-border taxable activities that are subject to VAT at 10%, with the export refund at the same rate, the export refund rate is adjusted to 9%. The Announcement 39 came into effect on April 1, 2019 and shall be prevail in case of any conflict with existing provisions.

Dividend Withholding Tax

The Enterprise Income Tax Law provides that since January 1, 2008, an income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident investors that do not have an establishment or place of business in China, or that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within China.

Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have met the relevant conditions and requirements under this arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements issued on February 20, 2009, if the relevant PRC tax authorities determine, in their discretions, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Pursuant to the Circular on Several Questions regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by the SAT and became effective on April 1, 2018, when determining the applicant’s status as the “beneficial owner” regarding tax treatments in connection with dividends, interests, or royalties in the tax treaties, several factors, including, without limitation, whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant any tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and such factors will be analyzed according to the actual circumstances of the specific cases. This circular further provides that an applicant who intends to prove his or her status as the “beneficial owner” must submit the relevant documents to the relevant tax bureau pursuant to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements.

Regulations on Employment and Social Welfare

Labor Contract Law

The PRC Labor Contract Law, which became effective on January 1, 2008 and amended on December 28, 2012, primarily aims at regulating rights and obligations of employer and employee relationships, including the establishment, performance, and termination of labor contracts. Pursuant to the Labor Contract Law, labor contracts must be executed in writing if labor relationships are to be or have been established between employers and employees. Employers are prohibited from forcing employees to work above certain time limits and employers must pay employees for overtime work in accordance with national regulations. In addition, employee wages must not be lower than local standards on minimum wages and must be paid to employees in a timely manner.

Social Insurance

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. According to the Social Insurance Law, an employer that fails to make social insurance contributions may be ordered to pay the required contributions within a stipulated deadline and be subject to a late fee. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times the amount overdue. On July 20, 2018, the General Office of the State Council issued the Plan for Reforming the State and Local Tax Collection and Administration Systems, which stipulated that the SAT will become solely responsible for collecting social insurance premiums.

Housing Fund

In accordance with the Regulations on the Administration of Housing Funds, which was promulgated by the State Council in 1999 and amended in 2002 and 2019, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employers and employees are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

According to the Operation Guidance for the Issues Concerning Foreign Exchange Administration over Round-trip Investment regarding the procedures for SAFE registration under the State Administration of Foreign Exchange, or SAFE, or the Circular 37, PRC residents are required to register with local SAFE branches in connection with their direct establishment or indirect control of an offshore entity for the purposes of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in Circular 37 as a “special purpose vehicle.” The term “control” under Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles or PRC companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. Circular 37 further requires amendment to the registration in the event of any changes with respect to the basic information of the special purpose vehicle, such as changes in a PRC resident individual shareholder, name or operation period; or any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. If the shareholders of the offshore holding company who are PRC residents do not complete their registration with the local SAFE branches, the PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with SAFE registration and amendment requirements described above could result in liability under PRC law for evasion of applicable foreign exchange restrictions. On February 13, 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or the SAFE Notice 13, which took effect on June 1, 2015. SAFE Notice 13 has delegated to the qualified banks the authority to register all PRC residents’ investment in “special purpose vehicle” pursuant to the Circular 37, except that those PRC residents who have failed to comply with Circular 37 will remain to fall into the jurisdiction of the local SAFE branches and must make their supplementary registration application with the local SAFE branches.

Regulations on Employee Stock Option Granted by Listed Companies

On December 25, 2006, the People’s Bank of China issued the Administration Measures on Individual Foreign Exchange Control, which became effective on February 1, 2007 and the Implementation Rules of the Administrative Measures on Individual Foreign Exchange Control was issued by SAFE on January 5, 2007 and was amended on May 29, 2016. Under these regulations, all foreign exchange matters involved in employee share ownership plans, share option plans and other equity incentive plans participated by PRC individuals shall be transacted upon the approval from the SAFE or its authorized branch.

On February 15, 2012, the SAFE promulgated the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, or the SAFE Notice 7, replacing the Application Procedure of Foreign Exchange Administration for PRC Residents Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Company promulgated in March 2007. The SAFE Notice 7 is applicable to domestic directors, supervisors, senior management and other employees of an overseas-listed domestic company, PRC subsidiaries or branches of an overseas-listed company and any PRC entities which are directly or indirectly controlled by an overseas-listed company, or Domestic Company, including PRC citizens and foreign citizens who have resided in the PRC for one year or more, or PRC Residents. Under the SAFE Notice 7, PRC Residents who participate in a share incentive plan of an overseas publicly listed company are required, through the Domestic Company or a PRC agent, or Domestic Agent, to complete certain procedures and transactional foreign exchange matters under the stock incentive plan upon the examination by, and the approval of, SAFE or its authorized local counterparts; the Domestic Agent is required to register relevant information of the stock incentive plan with the authorized local counterparts of SAFE within three business days of each quarter and is also required to complete foreign exchange cancellation procedures within twenty business days after termination of the stock incentive plan.

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

In addition, in March 2015, SAFE promulgated the Circular on Reforming the Administration Approach Regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, or the SAFE Circular No. 19, which was amended on December 30,2019. The SAFE Circular No. 19 provides that, among other things, a foreign-invested enterprise may convert up to 100% of the foreign currency in its capital account into RMB on a discretionary basis according to the actual needs. On June 9, 2016, SAFE further issued the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular No. 16, to further expand and strengthen such discretionary conversion reform under SAFE Circular No. 19. SAFE Circular No. 16 provides an integrated standard for conversion of foreign exchange under capital account items on a discretionary basis which applies to all enterprises registered in the PRC. Pursuant to SAFE Circular No. 16, in addition to foreign currency capital, the discretionary conversion policy expands to foreign currency debts borrowed by an enterprise (except financial institutions) and repatriated funds raised through overseas listing. In addition, SAFE Circular No. 16 has narrowed the scope of purposes for which an enterprise must not use the RMB funds so converted, which include, among others, (i) payment for expenditure beyond its business scope or otherwise as prohibited by the applicable laws and regulations; (ii) investment in securities or other financial products other than banks’ principal-secured products; (iii) provision of loans to non-affiliated enterprises, except where it is expressly permitted in the business scope of the enterprise; and (iv) construction or purchase of non-self-used real properties, except for the real estate developer.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, as most recently amended on December 30,2019, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts (e.g. pre-establishment expenses account, foreign exchange capital account, guarantee account), the reinvestment of lawful incomes derived by foreign investors in the PRC (e.g. profit, proceeds of equity transfer, capital reduction, liquidation and early repatriation of investment), and purchase and remittance of foreign exchange as a result of capital reduction, liquidation, early repatriation or share transfer in an foreign investment enterprise no longer require SAFE approval, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible before. In addition, SAFE promulgated the Circular on the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, as most recently amended on December 30,2019, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. In addition, SAFE Notice 13 delegates the authority to enforce the foreign exchange registration in connection with the inbound and outbound direct investment under relevant SAFE rules to certain banks and therefore further simplifies the foreign exchange registration procedures for inbound and outbound direct investment.

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

Pursuant to the Circular of the State Administration for Foreign Exchange on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business promulgated and effective on April 10, 2020 by SAFE, the reform of facilitating the payments of incomes under the capital accounts shall be promoted nationwide. Under the prerequisite of ensuring true and compliant use of funds and compliance and complying with the prevailing administrative provisions on use of income from capital projects, enterprises which satisfy the criteria are allowed to use income under the capital account, such as capital funds, foreign debt and overseas listing, for domestic payment, without the need to provide proof materials for veracity to the bank beforehand for each transaction.

Regulations on Dividend Distribution

Under applicable PRC laws and regulations, foreign investment enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign investment enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund statutory reserve funds unless these reserves have reached 50% of the registered capital of the respective enterprises. These reserves are not distributable as cash dividends.

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

The following diagram illustrates our current corporate structure of our principal operating entities:

Contractual Arrangements with Our Variable Interest Entities and Their Shareholders

We conduct our business in China through our subsidiaries, including the variable interest entities. Due to legal restrictions and prohibitions on foreign ownership in Chinese companies providing, among other things, telecommunications value-added businesses, we conduct our business in China through contractual arrangements with the variable interest entities and the respective VIE equity holders.

As we are a Cayman Islands company, we are classified as a foreign enterprise under PRC laws and regulations and our wholly-owned PRC subsidiaries, 21Vianet China, SZ Zhuoaiyi, aBitCool DG and SH Edge Connect, are considered as wholly foreign owned enterprises (the “WFOEs”, each a “WFOE”). The VIEs consolidated in our financial statements include 21Vianet Technology, Beijing iJoy, WiFire Network and SH Zhiyan. The VIE equity holders are founders, directors, executive officers, employees or shareholders of our Company or entities ultimately controlled by our founders. For the three fiscal years ended December 31, 2020, our consolidated affiliated entities contributed most of our total net revenues.

The contractual arrangements enable us to: (a) collectively exercise effective control over the variable interest entities and their subsidiaries; (b) receive substantially all of the economic benefits of our variable interest entities and their subsidiaries in consideration for the services provided by our WOFEs; and (c) have an exclusive option to purchase all or part of the equity interests in our variable interest entities when and to the extent permissible under PRC laws. As a result of the contractual arrangements, we bear the risks of, and enjoy the rewards associated with, and therefore are the primary beneficiary of these variable interest entities.

Our contractual arrangements with our variable interest entities and their shareholders are described in further detail as follows. For the purpose of this section and unless the context specifies otherwise, “us,” “we,” and “our” refer to our company and/or the corresponding subsidiaries.

Agreements that Provide Us Effective Control

Share Pledge Agreements

On February 23, 2011, 21Vianet China entered into a share pledge agreement with 21Vianet Technology and each of its shareholders. Pursuant to the share pledge agreement, each of the shareholders pledged his shares in 21Vianet Technology to 21Vianet China in order to secure the shareholders’ payment obligations under the loan agreement. Each shareholder also agreed not to transfer or create any other security or restriction on the shares of 21Vianet Technology without the prior consent of 21Vianet China. 21Vianet China, at its own discretion, is entitled to acquire each shareholder’s equity interests in 21Vianet Technology as permitted by PRC laws. We have registered the pledges of the equity interests in 21Vianet Technology with the local branch of the State Administration for Industry and Commerce of the PRC (currently known as State Administration for Market Regulation of the PRC).

Irrevocable Power of Attorney

Each shareholder of 21Vianet Technology has executed an irrevocable power of attorney. Pursuant to the irrevocable power of attorney, each shareholder of 21Vianet Technology appointed 21Vianet China or a person designated by 21Vianet China as his/her attorney-in-fact to attend shareholders’ meeting of 21Vianet Technology, exercise all the shareholder’s voting rights, including but not limited to, sale transfer, pledge or dispose of his/her equity interests in 21Vianet Technology. The power of attorney remains valid and irrevocable from the date of execution, so long as each shareholder remains the shareholder of 21Vianet Technology. The above irrevocable power of attorney was subsequently assigned to the Company by 21Vianet China.

Optional Share Purchase Agreements

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

Agreements that Transfer Economic Benefits from our Variable Interest Entity to Us or Absorb Losses

Loan Agreements and Financial Support Letter

21Vianet China and the shareholders of 21Vianet Technology entered into a loan agreement on January 28, 2011. Pursuant to the agreements, 21Vianet China has provided interest-free loan facilities of RMB7.0 million and RMB3.0 million, respectively, to the shareholders of 21Vianet Technology, Mr. Sheng Chen and Mr. Jun Zhang, which was used to provide capital to 21Vianet Technology to develop our data center and telecommunications value-added business and related businesses. There is no fixed term for the loan. To repay the loans, the shareholders of 21Vianet Technology are required to transfer their shares in 21Vianet Technology to 21Vianet China or any entity or person designated by 21Vianet China, as permitted under PRC laws. The shareholders of 21Vianet Technology also undertake not to transfer all or part of their equity interests in 21Vianet Technology to any third party, or to create any encumbrance, without the written permission from 21Vianet China. In addition, we will provide unlimited financial support to 21Vianet Technology for its operations and agreed to forego the right to seek repayment in the event 21Vianet Technology is unable to repay such funding.

Exclusive Technical Consulting and Services Agreements

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

In April 2013, we completed acquisition of 100% equity interests in iJoy Holding Limited, or iJoy BVI, and its subsidiaries (collectively known as “iJoy”). In June 2014, we established aBitCool DG, which controls 100% of the equity interests in WiFire Network through contractual arrangements entered into in July 2014. In 2017, we disposed of 66.67% of the equity interest in the WiFire Entities, which was previously controlled as to 100% by us through the contractual arrangement between WiFire Network and us. In November 2020, we established SH Edge Connect which controls 100% of the equity interests in SH Zhiyan and its wholly subsidiaries SH Blue Cloud through contractual arrangements entered into in December 2020. We have entered into contractual arrangements in relation to the each of BJ iJoy, WiFire Network and SH Zhiyan. Such contractual arrangements have similar terms as those in relation to 21Vianet Technology, and has the same effect of allowing us to receive the economic benefits from its operations, obtain effective control over the variable interest entity and its subsidiaries, and allow the financial results of that VIE entity and its subsidiaries to be consolidated into our consolidated financial statements.

Han Kun Law Offices, our PRC legal counsel, is of the opinion that:

(a)the ownership structures of the VIE Entities and our corresponding subsidiaries in China do not and will not violate any applicable PRC laws and regulations currently in effect;

(b)each of the contractual arrangements entered into by the VIE Entities, the corresponding subsidiaries and the respective VIE equity holders governed by PRC laws and regulations is valid, legal and binding, and does not and will not violate any applicable PRC laws and regulations or their respective articles of association currently in effect; and

(c)each of the contractual arrangements entered into by the VIE Entities, the corresponding subsidiaries and the respective VIE equity holders governed by PRC laws and regulations will not be deemed as “concealment of illegal intentions with a lawful form” and void under the PRC Contract Law.

Additionally, we have been advised by our PRC Legal Adviser, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities, in particular the MIIT, which regulates providers of telecommunications value-added services and other participants in the PRC telecommunications industry, and the MOFCOM, will not in the future take a view that is contrary to the above opinion of our PRC Legal Adviser. Our PRC Legal Adviser has further advised that, if the PRC government is of the view that the agreements establishing the structure for operating our value-added services in China are in violation of PRC law restrictions on foreign investment in the telecommunications industry, we could be subject to severe penalties including being prohibited from continuing our operations. See “Risk Factors — Risks Related to Our Corporate Structure — If the PRC government finds that the arrangements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in the telecommunications business or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

D.	Property, Plants and Equipment

Our headquarters are located at Guanjie Building Southeast, 1st Floor, 10# Jiuxianqiao East Road, Chaoyang District, Beijing, the People’s Republic of China. We lease facilities for our office space in Beijing, Shanghai, Guangzhou, Shenzhen, Xi’an, Ningbo, Foshan, Dongguan, Hangzhou, Suzhou, Hong Kong and Taiwan. Our office leases generally have terms ranging from one to ten years and may be renewed upon expiration of the lease terms. As of December 31,2020, our leased offices occupied an aggregate of 28,826 square meters.

We had also leased the following facilities for our self-built data centers:

Location	Total Lease Area as of December 31, 2020
Beijing	143,422 square meters
Shenzhen	4,867 square meters
Shanghai	42,196 square meters
Hangzhou	11,020 square meters
Guangzhou	52,264 square meters
Ningbo	1,200 square meters

We own and occupy several buildings, primarily located in Beijing, Shanghai, Anhui, Xi’an and Foshan, with a total floor area of approximately 223,092 square meters, some of which are built into our data centers.

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

A.Operating Results

Overview

We are a leading carrier-neutral and cloud-neutral data center services provider in China. We have one of the largest carrier-neutral data center networks in China with our 32 self-built data centers and 52 partnered data centers with an aggregate capacity of 53,553 cabinets under our management as of December 31, 2020.

We offer managed hosting services to host our customers’ servers and networking equipment and provide interconnectivity to improve the performance, availability and security of their internet infrastructure. We also provide cloud services through partnerships to cover public, private and hybrid cloud scenarios. In addition, we provide customized enterprise VPN services and solutions, including SD-WAN, to enterprises across various industries. These value-added services strengthen our capability to provide quality services and meet our customers’ additional demands.

We historically provided managed network services, consisting of CDN services, hosting area network services, route optimization and last-mile broadband services. In September 2017, we disposed of 66.67% of the equity interests in six wholly-owned subsidiaries engaged in the managed network services business, collectively referred as to the WiFire Entities. In September and December 2017, we disposed of all of our equity interests and shares in Sichuan Aipu Network Co., Ltd. and its affiliates, collectively referred as the Aipu Group, engaged in the last-mile broadband business. As a result of these transactions, we deconsolidated the financial results related to the managed network services business from our consolidated statements of operations starting from the fourth quarter of 2017.

Our total net revenues generated from providing hosting and related services increased from RMB3,401.0 million in 2018 to RMB3,789.0 million in 2019 and further to RMB4,829.0 million (US$740.1 million) in 2020, representing a CAGR of 19.2% from 2018 to 2020. The total number of cabinets under our management increased from 30,654 as of December 31, 2018, 36,291 as of December 31, 2019 and further to 53,553 as of December 31, 2020. Our average monthly recurring net revenues from hosting and related services increased from RMB275.4 million in 2018 to RMB289.1 in 2019 and further to RMB374.0 million (US$57.3 million) in 2020. We recorded a net loss of RMB186.7 million, RMB181.2 million and RMB2,680.3 million (US$410.8 million) in 2018, 2019 and 2020, respectively, which reflected share-based compensation expenses of RMB59.5 million, RMB43.9 million and RMB136.8 million (US$21.0 million), respectively. Our results of operations also reflect the effects of our acquisitions and dispositions during the respective periods.

Factors Affecting Our Results of Operations

Our business and results of operations are generally affected by the development of China’s data center services market, which has grown rapidly in recent years. According to Frost & Sullivan, the total revenue of China’s data center services market increased from RMB47.3 billion in 2015 to RMB75.3 billion in 2019, representing a CAGR of 12.3%, and is expected to grow at a CAGR of 9.5% from 2019 to 2024, reaching RMB118.8 billion by 2024. However, any adverse changes in the data center services market in China may harm our business and results of operations.

While our business is generally influenced by factors affecting the data center services market in China, we believe that our results of operations are more directly affected by company-specific factors, including the number of cabinets under management and cabinet utilization rate, monthly recurring revenues and churn rate, pricing, growth in complementary markets and optimization of our cost structure.

Number of Cabinets under Management and Cabinet Utilization Rate

Our revenues are directly affected by the number of cabinets under management and the utilization rates of these cabinet spaces. We had 30,654, 36,291 and 53,553 cabinets under management as of December 31, 2018, 2019 and 2020, respectively. Our annualized average monthly cabinet utilization rates were 70.6%, 66.0% and 61.2% in 2018, 2019 and 2020, respectively. We calculate the average monthly cabinet utilization rate in a given period by dividing the sum of the number of billable cabinets as of the end of each month during the period by the sum of the number of cabinet capacity as of the end of each month during the same period. Our average monthly cabinet utilization rate fluctuates due to the continuous changes in both the amount of our billable cabinets and average cabinet capacity. Our future results of operations and growth prospects will largely depend on our ability to increase the number of cabinets under management while maintaining optimal cabinet utilization rate.

With the rapid growth of China’s internet industry, demand for cabinet spaces has increased significantly and we do not always have sufficient self-built data center capacity to meet such demand. It usually takes twelve to eighteen months to build a data center together with cabinets and equipment installed. To meet our customers’ immediate demand, we partner with China Telecom, China Unicom or other parties and lease cabinets from them. Due to the time needed to build data centers and the long-term nature of these investments, if we overestimate the market demand for cabinets, it will lower our cabinet utilization rate and negatively affect our results of operations.

Monthly Recurring Revenues and Churn Rate

Our average monthly recurring revenues and churn rate directly affect our results of operations. Our hosting and related services are based on a recurring revenue model. We consider these services recurring as we generally bill our customers and recognize revenues on a fixed and recurring basis each month during the terms of our service contracts with them, generally ranging from one to three years. Our non-recurring revenues are primarily comprised of fees charged for installation services, additional bandwidth used by customers beyond the contracted amount and other value-added services. These services are considered to be non-recurring as they are billed and recognized over the period of the customer service agreement.

We use “monthly recurring revenues” to measure the revenues we recognize from our managed hosting services on a recurring basis each month. In 2018, 2019 and 2020, our recurring revenues were consistently over 90% of our net revenues. Our average monthly recurring revenues from hosting and related services were RMB275.4 million, RMB289.1 million and RMB374.0 million (US$57.3 million) in 2018, 2019 and 2020. Our average monthly recurring revenues per cabinet for managed retail services was RMB8,258, RMB8,747 and RMB8,984 (US$1,377) for the year ended December 31, 2018 and 2019 and 2020.

We use the churn rate to measure the reduction of monthly revenues that is attributable to the termination of customer contracts as a percentage of total monthly recurring revenues of the previous month. Our average monthly churn rate for our managed hosting services was 0.3% in 2018, 0.5% in 2019 and 0.3% in 2020.

Pricing

Our results of operations also depend on the price level of our services. Due to the quality of our services and our optimized interconnectivity among carriers and networks, we are generally able to command premium pricing for our services. Nonetheless, because we are generally regarded as a premium data center and network service provider, many customers only place their mission critical servers and equipment, but not other non-critical functions, in our data centers. As we try to acquire more business from new and existing customers, expand into new markets, or try to adapt to changing market conditions, we may need to lower our prices or provide other incentives to compete effectively.

Growth in New and Complementary Markets

Our results of operations also depend on the growth of our cloud service business and VPN service business that complement our core managed hosting service business.

Cloud services, largely through our partnerships with Microsoft and other cloud service providers, have continually contributed to our results of operations since 2013. While our cloud computing platforms are now supporting a significant number of customers, we believe the cloud computing market in China is still in its early stages. Key factors for growth in this market include signing up services from new customers, improving utilization rates of cloud computing resources with existing customers introducing well-developed applications to improve cloud computing adoption rates, and partnering with more cloud providers to offer a comprehensive cloud-neutral platform.

As one of the largest enterprise VPN service providers in the Asia Pacific region, we have experienced and expect continual growth in this market to meet customers’ growing demand for enterprise-grade VPN services with secure, dedicated connections. Key growth drivers include adding new customers, increasing the number of connections with existing customers and realizing revenue synergies with our other business groups.

Our Cost Structure

Our ability to maintain and improve our gross margins depends on our ability to effectively manage our cost of revenues, which consist of telecommunications costs and other data center related costs. Telecommunications costs consist of (i) expenses associated with acquiring bandwidth and related resources from carriers for our data centers, and (ii) rentals, utilities and other costs in connection with the cabinets we lease from our partnered data centers. Other data center related costs include utilities and rental expenses for our self-built data centers, employee payroll, depreciation and amortization of our property and equipment, and other related costs. The changes in these costs usually reflect the changes in the number of cabinets under management and our headcount.

The mix of self-built data centers and partnered data centers also affects our cost structure. The gross margin for cabinets located in our partnered data centers is generally lower than that of cabinets located in our self-built data centers. This is because telecommunication carriers who lease cabinet spaces to us for our partnered data centers typically demand a profit on top of their costs in connection with the leasing of cabinet spaces to us. We plan to continue to lease data centers from such carriers or purchase data center facilities to meet the immediate market demand while building new or expanding existing our self-built data centers in Beijing, Shanghai, Shenzhen, Guangzhou, Yangtze Delta, and the Greater Bay Area. If we cannot effectively manage the market demand and increase the number of cabinets located in self-built data centers relative to partnered data centers, we may not be able to improve our gross margins.

Impact of the COVID-19 Pandemic on Our Business

The COVID-19 pandemic has not interrupted or affected the operation of our existing data centers or ability to provide our data center services to our customers. We had temporary suspensions of our sales and marketing activities, construction activities and business travel to ensure the safety and health of our employees in January and February of 2020. Since March 2020, these activities began returning to normal levels, and by the end of the second quarter of 2020 had largely returned to normal levels. If the COVID-19 pandemic resurges or results in governmental or other measures that affect logistics, travel and construction activity, any measures we may be required to adopt may impact our construction and development activities with respect to data centers under construction and under development, and our ability to increase our capacity according to schedule could be negatively affected. See “Item 3. Key Information—D. Risk Factors —Risks Relating to Our Business and Industry—The ongoing COVID-19 pandemic could materially and adversely affect our business, results of operations and financial condition.” We have experienced slower cash collection for administrative reasons as a result of the COVID-19 pandemic, unrelated to our customers’ ability to pay, which has resulted in an increase in our accounts receivable. See “Item 5. Operating and Financial Review and Prospectus — Financial Information—Liquidity and Capital Resources—Operating Activities.” While the COVID-19 pandemic has not materially or adversely affected our business, results of operations or financial condition, whether the pandemic will have any such material or adverse impact on us going forward will depend on future developments, which are highly uncertain and cannot be predicted. As of the date of this document, we are not aware of any material or adverse effect on our financial condition as a result of the COVID-19 pandemic.

Key Components of Results of Operations

Starting in 2016, we began reporting our operating results in two operating segments, namely hosting and related services and managed network services. CDN services, which were previously offered as part of our hosting and related services business segment, were moved to our managed network services business segment in the fourth quarter of 2016. Our consolidated statements of operations for the year ended December 31, 2016 as presented in this annual report were modified to reflect this new presentation for consistency purposes.

In September 2017, we completed the disposal of the managed network services business segment, including CDN services, hosting area network services, route optimization business and last-mile broadband business, and deconsolidated the financial results related to the managed network services business segment in our consolidated financial statements starting from the fourth quarter of 2017.

Net Revenues

The following table sets forth our net revenues for the years presented:

	For the Years Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	USD
	(in thousands, except percentages)
Net revenues	3,401,037	3,788,967	4,829,019	740,080

We provide retail managed hosting services to house our customers’ servers and networking equipment in our data centers, and wholesale managed hosting services to deliver customized data center sites to our customers based on their unique requirements. We also provide cloud services and VPN services as part of our hosting and related services business. Since the completion of the disposal of the managed network services in September 2017, we have generated all of our revenues from the hosting and related services business.

The contracts with our wholesale customers generally have terms ranging from eight to ten years. The contracts with our retail customers generally have terms ranging from one to three years and most of these contracts have an automatic renewal provision. Our customers are generally billed on a monthly basis according to the services used in the previous month.

Cost of Revenues

Our cost of revenues primarily consists of telecommunications cost, and other costs. The following table sets forth, for the periods indicated, our cost of revenues, in absolute amounts and as a percentage of our total net revenues:

	For the Years Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	USD	%

	(in thousands, except percentages)
Cost of revenues:
Telecommunications costs	1,332,280	39.2	1,570,825	41.5	2,092,887	320,749	43.3
Others	1,123,886	33.0	1,278,693	33.7	1,660,121	254,425	34.4
Total cost of revenues	2,456,166	72.2	2,849,518	75.2	3,753,008	575,174	77.7

Telecommunications costs refer to expenses incurred in acquiring telecommunication resources from carriers for our data centers, including bandwidth and cabinet leasing costs. Cabinet leasing costs cover rentals, utilities and other costs associated with the cabinets we lease from our partnered data centers. Our other costs of revenues include utilities costs for our self-built data centers, depreciation and amortization, employee payroll and other compensation costs and other miscellaneous items related to our service offerings.

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

	For the Years Ended December 31,
	2018		2019		2020
		% Net of		% Net of			% Net of
	RMB	Revenues	RMB	Revenues	RMB	USD	Revenues

	(in thousands, except percentages)
Operating expenses:
Sales and marketing expenses(1)	172,176	5.1	206,309	5.4	235,012	36,017	4.9
Research and development expenses(1)	92,109	2.7	88,792	2.3	112,891	17,301	2.3
General and administrative expenses(1)	462,637	13.5	415,277	11.0	535,111	82,009	11.1
Reversal/(allowance) for doubtful debt	(598)	(0.0)	1,557	0.0	2,393	367	0.1
Changes in the fair value of contingent purchase consideration payable	(13,905)	(0.4)	—	—	—	—	—
Impairment of receivables from equity investees	—	—	52,142	1.4	—	—	—
Impairment of long-lived assets	—	—	—	—	81,619	12,509	1.7
Other operating income	(5,027)	(0.1)	(6,862)	(0.1)	(7,619)	(1,168)	(0.2)
Total Operating Expenses(1)	707,392	20.8	757,215	20.0	959,407	147,035	19.9

Note:

(1)	Includes share-based compensation expense as follows:

	For the Years Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Allocation of share-based compensation expenses:
Sales and marketing expenses	2,139	354	38,247	5,862
Research and development expenses	1,385	1,177	634	97
General and administrative expenses	53,346	40,501	82,672	12,670
Total share-based compensation expenses	56,870	42,032	121,553	18,629

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

Share-Based Compensation Expenses

We recorded share-based compensation expenses in connection with share options and RSUs granted under our 2010 Plan, 2014 Plan and 2020 Plan. As of April 13, 2021, options to purchase 492,864 ordinary shares and 4,344,504 RSUs have been granted to our employees, directors and consultants. We recorded share-based compensation expenses in the amount of RMB56.9 million, RMB42.0 and RMB121.6 million (US$18.6 million) for the year ended December 31, 2018, 2019 and 2020, respectively, in connection with our share-based incentive grants.

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

Hong Kong

Subsidiaries in Hong Kong are subject to Hong Kong profits tax rate of 16.5% for the years ended December 31, 2018, 2019 and 2020. They may be exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

Taiwan

DYX Taiwan branch is incorporated in Taiwan and is subject to Taiwan profits tax rate of 20%, 20% and 20% for the years ended December 31, 2018, 2019 and 2020, respectively.

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

21Vianet Beijing was qualified as a High and New Technology Enterprise, or HNTE, since 2008 and is eligible for a 15% preferential tax rate. In October 2014, 21Vianet Beijing obtained a new certificate and renewed the certificate in October 2017 and 2020, with a validity term of three years. In accordance with the PRC Income Tax Law, an enterprise awarded with the HNTE certificate may enjoy a reduced EIT rate of 15%. For the years ended December 31, 2018, 2019 and 2020, the tax rate for 21Vianet Beijing was 15%, 15% and 15%, respectively.

In April 2011, Xi’an Sub, a subsidiary of 21Vianet Beijing located in Shaanxi Province, was qualified for a preferential tax rate of 15% and started to apply this rate from then on. The preferential tax rate is awarded to companies that are located in West Regions of China which operate in certain encouraged industries. For the years ended December 31, 2018, 2019 and 2020, the tax rate assessed for Xi’an Sub was 15%, 15% and 15%, respectively.

In 2013, BJ iJoy was qualified as a software enterprise, which makes it eligible for exemption of the enterprise income tax for the years ended December 31, 2013 and 2014 and a half-reduced enterprise income tax for the years ended December 31, 2015, 2016 and 2017. For the years ended December 31, 2018, 2019 and 2020 and BJ iJoy was subject to the statutory rate of 25% for the taxable income.

In October 2015, SH Blue Cloud, a subsidiary located in Shanghai, was qualified for a HNTE and became eligible for a 15% preferential tax rate. The HNTE certificate has been renewed in November 2018, with a validity term of three years. For the years ended December 31, 2018, 2019 and 2020, SH Blue Cloud enjoyed a preferential tax rate of 15%.

In November 2016, SZ DYX, a subsidiary located in Guangdong Province, was qualified for a HNTE and became eligible for a 15% preferential tax rate effective for three consecutive years. The HNTE certificate has been renewed in November 2019, with a validity term of three years. For the years ended December 31, 2018, 2019 and 2020, SZ DYX enjoyed a preferential tax rate of 15%.

The EIT Law also provides that enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC are considered PRC tax resident enterprises and subject to PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. As of December 31,2020, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. If the Company is deemed as a PRC tax resident, it will be subject to PRC income tax at the rate of 25% on its worldwide income under the EIT Law, meanwhile the dividends it receives from another PRC tax resident company will be exempted from 25% PRC income tax. The Company will continue to monitor changes in the interpretation or guidance of this law.

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

Effective from June 2014, all value-added telecommunication services provided in mainland China were subject to a VAT of 6% whereas basic telecommunication services are subject to a VAT of 11%. Effective from May 2018, the VAT rate on basic telecommunication services was replaced by a new rate of 10%, and has been further replaced by the rate of 9% effective from April 2019. On March 20, 2019, the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs jointly issued the Notice of Strengthening Reform of VAT Policies, or the Announcement No. 39. Pursuant to the Announcement No. 39, the generally applicable VAT rates are simplified to 13%, 9%, 6%, and nil, which became effective on April 1, 2019. In addition, a general VAT taxpayer is allowed to offset its qualified input VAT paid on taxable purchases against the output VAT chargeable on the telecommunication services and modern services provided by it.

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

Revenue Recognition

We provide hosting and related services including hosting of customers’ servers and networking equipment, connecting customers’ servers with internet backbones (“Hosting services”), virtual private network services providing encrypted secured connection to public internet (“VPN services”) and other value-added services and public cloud service through strategic partnership with Microsoft.

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

Our revenue recognition policies effective on the adoption date of ASC 606 are as follows:

Hosting services are services that we dedicate data center space to house customers’ servers and networking equipment and provides tailored server administration services including operating system support and assistance with updates, server monitoring, server backup and restoration, server security evaluation, firewall services, and disaster recovery. We also provide interconnectivity services to connect customers with each other, internet backbones in China and other networks through Border Gateway Protocol, or BGP, network, or single-line, dual-line or multiple-line networks. Hosting services are typically provided to customers for a fixed amount over the contract service period and the related revenues are recognized on a straight-line basis over the term of the contract. For certain contracts where considerations are based on the usage of the Hosting services, the related revenues are recognized based on the consumption at the predetermined rate as the services are rendered throughout the contact term. We are a principal and records revenue for Hosting service on a gross basis.

VPN services are services that we extend customers’ private networks by setting up secure and dedicated connections through the public internet. VPN services are provided to customers for a fixed amount over the contract service period and revenue are recognized on a straight-line basis over the term of the contract. We are a principal and records revenue for VPN service on a gross basis.

We partner with Microsoft to provide cloud services that allow enterprise and individual customers to run their applications over the internet using the IT infrastructure. Cloud services are generally charged by us to the end customers for a fixed amount or based on the actual usage of the cloud resources at predetermined rates over the subscription period, which in general is one year. We fulfil our performance obligation of facilitating Microsoft to provide the cloud services to the end customers by providing, but not limited to, contract processing management, billing, payment collection, maintenance, help desk supports and certain IT infrastructure services. These are considered as a series of distinct services that are substantially the same and have the same pattern of transfer to the customer; therefore, they are accounted for as a single performance obligation that is satisfied over time. The corresponding consideration that we are entitled to is recognized as revenue using a time-based method since this best depicts the pattern of the control transfer. Revenue from cloud services consists of monthly incentive revenues received from Microsoft upon completion of certain conditions and gross billing amount received from end customers net of considerations remitted by us to Microsoft. When the contract is modified to add distinct services to the single performance obligation for additional fees, such changes are accounted for prospectively as a termination of the old contract and the creation of a new contract.

For certain arrangements, customers are required to pay us before the services are delivered. When either party to a revenue contract has performed, we recognize a contract asset or a contract liability in the consolidated balance sheets, depending on the relationship between our performance and the customer’s payment. Contract liabilities were mainly related to fee received for Hosting services to be provided over the contract period, which were presented as deferred revenue on the consolidated balance sheets.

Deferred revenue represented our obligation to transfer the goods or services to a customer for which we have received consideration (or an amount of consideration is due) from the customer. As of December 31, 2019 and 2020, we have deferred revenue amounting up to RMB57.6 million and RMB63.2 million (US$9.7 million), respectively. Revenue recognized from opening deferred revenue balance was RMB46.7 million (US$7.2 million) for the year ended December 31, 2020.

Our certain hosting service contains lease and non-lease components. We elected to adopt the practical expedient which allows lessors to combine lease and non-lease components and account for them as one component if (i) the timing and pattern of transfer of the lease component and non-lease component is the same; and (ii) the lease component should be classified as an operating lease if it were accounted for separately. The combined component is accounted for in accordance with the current lease accounting guidance (“ASC 842”) if the lease component is predominant, and in accordance with the ASC 606 if the non-lease component is predominant. We have determined that the non-lease component is the predominant component in hosting service. Therefore, we have accounted for the combined component in accordance with ASC 606.

We do not disclose the value of unsatisfied performance obligations as our revenue contracts are (i) contracts with an original expected length of one year or less or (ii) contracts for which we recognize revenue at the amount to which we have the right to invoice for services performed.

Fair Value of Financial Instruments

Our financial instruments include cash and cash equivalents, restricted cash, short-term investments, accounts receivable and payable, other receivables and payables, bonds payable, short-term and long-term borrowings, available-for-sale investments, liability classified restricted share units (“RSU”) and convertible promissory notes. Other than the bonds payable, long-term borrowings and convertible promissory notes the carrying values of these financial instruments approximate their fair values due to their short-term maturities.

The carrying amounts of bonds payable and long-term borrowings approximate their fair values since they bear interest rates which approximate market interest rates. We carry the bonds payable at face value less unamortized debt discount and issuance cost on its consolidated balance sheets and measures the fair value for disclosure purposes only. We elected the fair value option of convertible promissory notes when it initially recognized as financial liability as the fair value better represents the value of the underlying liabilities. The contingent purchase considerations in both cash and shares and share-settled bonus are initially measured at fair value on the acquisition dates of the acquired businesses and the date of grant, respectively, and subsequently remeasured at the end of each reporting period with an adjustment for fair value recorded to the current period income/(expense). Convertible promissory notes are measured at fair value in accordance with ASC 825 Financial Instruments on the issuance date and subsequently remeasured at the end of each reporting period with an adjustment for fair value recorded to the current period income/(expense), however, any fair value changes related to instrument-specific credit risk are recorded to other comprehensive income/(loss).

Consolidation of Variable Interest Entities

PRC laws and regulations currently restrict foreign ownership of PRC companies that engage in value-added telecommunications services, including content and application delivery services. To comply with the foreign ownership restriction, we conduct our businesses in the PRC through our variable interest entities using contractual arrangements entered into by us, 21Vianet China, 21Vianet Technology and its respective shareholders. See “—C. Organizational Structure”. 21Vianet Beijing, subsidiary of 21Vianet Technology, holds a Cross-Regional VAT licenses to carry out the full data center business across two province-level municipalities and four cities in China and data center business (excluding internet resources coordination service) across two province-level municipalities and 18 cities in China. We exercise effective control over 21Vianet Technology through a series of contractual arrangements, including: (i) an irrevocable power of attorney, under which each shareholder of 21Vianet Technology appointed 21Vianet China or a person designated by 21Vianet China as his/her attorney-in-fact to attend shareholders’ meeting of 21Vianet Technology and exercise all the shareholder’s voting rights, such power of attorney has been subsequently assigned to 21Vianet Group; (ii) a loan agreement and a financial support letter pursuant to which we agree to give unlimited financial support to 21Vianet Technology; and (iii) an exclusive technical consulting and services agreement, where we receive substantially all of the economic benefits of 21Vianet Technology in consideration for the services provided by 21Vianet China and we are considered the primary beneficiary of 21Vianet Technology. Accordingly, 21Vianet Technology is our variable interest entity under U.S. GAAP and we consolidate its result in our consolidated financial statements. Similar contractual arrangements had been entered into (i) amongst iJoy BVI, SZ Zhuoaiyi, BJ iJoy and its shareholder; (ii) amongst WiFire Group, aBitCool DG, WiFire Network and its shareholders; and (iii) Hongkong Fastweb Holding Co, Limited, SH Edge Connect and SH Zhiyan and its shareholder, and similar conclusion has been reached respect to the variable interest entity structure with respect to BJ iJoy, WiFire Network, and SH Zhiyan. We have confirmed with Han Kun Law Offices, our PRC legal counsel, on the compliance and validity of each of the contractual agreements under PRC laws and regulations. However, any change in PRC laws and regulations may affect our ability to effectively control the variable interest entities and preclude us from consolidating the variable interest entities in the future.

Long-term Investments

Our long-term investments primarily consist of equity investments without readily determinable fair value, equity method investments.

Pursuant to ASC Topic 321, Investments—Equity Securities (“ASC 321”), equity investments, except for those accounted for under the equity method and those that result in consolidation of the investee and certain other investments, are measured at fair value, and any changes in fair value are recognized in earnings. For equity securities without readily determinable fair value and do not qualify for the existing practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), to estimate fair value using the net asset value per share (or its equivalent) of the investment, we elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. Equity securities with readily determinable fair value are measured at fair values, and any changes in fair value are recognized in earnings.

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

Accounts Receivable and Allowance for Doubtful Debt

Prior to adopting ASC 326, Financial Instruments-Credit Losses (“ASC326”), accounts receivables are carried at net realizable value. An allowance for doubtful debt is recorded in the period when loss is probable based on an assessment of specific evidence indicating troubled collection, historical experience, accounts aging and other factors in accordance with ASC 310, Receivables. An accounts receivable is written off after all collection effort has ceased.

On January 1, 2020, we adopted ASC326 using modified-retrospective transition approach. Following the adoption of this guidance, a cumulative-effect adjustment in accumulated deficit of RMB2.7 million was recognized as of January 1, 2020. For the year ended December 31, 2020, we recorded credit losses of RMB2.4 million (US$0.4 million).

Pursuant to ASC 326, an allowance for credit losses for financial assets, including accounts receivable, carried at amortized cost to present the net amount expected to be collected as of the balance sheet date. Such allowance is based on credit losses expected to arise over the life of the asset’s contractual term, which includes consideration of prepayments. Assets are written off when we determine that such financial assets are deemed uncollectible and are recognized as a deduction from the allowance for credit losses. Expected recoveries of amounts previously written off, not to exceed the aggregate of the amount previously written off, are included in determining the necessary reserve at the balance sheet date. We pool financial assets based on similar risk characteristics to estimate expected credit losses. We estimate expected credit losses on financial assets individually when those assets do not share similar risk characteristics. We closely monitor our accounts receivable including timely account reconciliations, detailed reviews of past due accounts, updated credit limits, and monthly analysis of the adequacy of their reserve for credit losses.

We utilize a loss rate approach to determine lifetime expected credit losses for its financial assets. This method is used for calculating an estimate of losses based primarily on our historical loss experience. In determining loss rates, our evaluate information related to historical losses, adjusted for current conditions and further adjusted for the period of time that we can reasonably forecast. We have concluded that we can reasonably support a forecast period for the contractual life of our financial assets. Qualitative and quantitative adjustments related to current conditions and the reasonable and supportable forecast period consider the following: the customer or vendor ‘s creditworthiness, changes in the policy and procedures to establish customer credit limits, changes in the payment terms of receivables, existence and effect of any concentration of credit and changes in the level of such concentrations, and the effects of other external forces such as the current and forecasted direction of the economic and business environment.

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

Income Taxes

We account for income taxes using the liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The carrying amount of deferred tax assets is reviewed on an entity-by-entity basis and is reduced by a valuation allowance to the extent that it is more-likely-than- not that the benefits of the deferred tax assets will not be realized in future years. The valuation allowance is determined based on the weight of positive and negative evidences including future reversals of existing taxable temporary differences, the adequacy of future taxable income exclusive of reversing temporary differences, and verifiable tax planning. The estimated future taxable income involves significant assumptions of forecasted revenue growth that take into consideration of our historical financial results, our plan of expanding operating capacity as well as current industry trends. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date of the change in tax rate. All deferred income tax assets and liabilities are classified as non-current on the consolidated balance sheets.

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

A cancellation of the terms or conditions of an equity award under original award in exchange for a new award should be treated as modification. The compensation costs associated with the modified awards are recognized if either the original vesting conditions or the new vesting conditions have been achieved. Total recognized compensation cost for the awards is at least equal to the fair value of the original awards at the grant date unless at the date of the modification the performance or service conditions of the original awards are not expected to be satisfied. The incremental compensation cost is measured as the excess of the fair value of the replacement awards over the fair value at the modification date. Therefore, in relation to the modified awards, we recognize share-based compensation over the vesting periods of the new awards, which comprises (i) the amortization of the incremental portion of share-based compensation over the remaining vesting term, and (ii) any unrecognized compensation cost of original awards, using either the original term or the new term, whichever results in higher expenses for each reporting period. For modification of a liability award that remains a liability after modification, the liability award continues to be re-measured at fair value at each reporting date. For a modification of a market condition, the incremental portion of share-based compensation and unrecognized compensation cost of original award are recognized over new vesting period. For modification of a liability award that remains a liability after modification, the liability award continues to be remeasured at fair value at each reporting date.

Recently Issued Accounting Pronouncements

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848), which is elective, and provides for optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments apply only to contracts and hedging relationships that reference LIBOR or another reference rate expected to be discontinued due to reference rate reform. These amendments are effective immediately and may be applied prospectively to contract modifications made and hedging relationships entered into or evaluated on or before December 31, 2022. We are currently evaluating the impact of reference rate reform and potential impact of adoption of these elective practical expedients on our condensed consolidated financial statements and will consider the impact of adoption during our analysis.

In August 2020, the FASB issued ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which focuses on amending the legacy guidance on convertible instruments and the derivatives scope exception for contracts in an entity’s own equity. ASU 2020-06 simplifies an issuer’s accounting for convertible instruments by reducing the number of accounting models that require separate accounting for embedded conversion features. ASU 2020-06 also simplifies the settlement assessment that entities are required to perform to determine whether a contract qualifies for equity classification. Further, ASU 2020-06 enhances information transparency by making targeted improvements to the disclosures for convertible instruments and earnings-per-share (EPS) guidance, i.e., aligning the diluted EPS calculation for convertible instruments by requiring that an entity use the if-converted method and that the effect of potential share settlement be included in the diluted EPS calculation when an instrument may be settled in cash or shares, adding information about events or conditions that occur during the reporting period that cause conversion contingencies to be met or conversion terms to be significantly changed. This update will be effective for our fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Entities can elect to adopt the new guidance through either a modified retrospective method of transition or a fully retrospective method of transition. We expect to early adopt ASU 2020-06 beginning January 1, 2021 and do not expect any material impact on its financial statement at the date of adoption.

Inflation

In the last three years, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2018, 2019 and 2020 were 2.1%, 2.9% and 2.5%, respectively. Although we have not been materially affected by inflation in the past, we cannot assure you that we will not be affected in the future by higher rates of inflation in China.

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

	For the Years Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	USD	%

	(in thousands, except percentages)
Consolidated Statements of Operations Data:
Net revenues	3,401,037	100.0	3,788,967	100.0	4,829,019	740,080	100.0
Cost of revenues	(2,456,166)	(72.2)	(2,849,518)	(75.2)	(3,753,008)	(575,174)	(77.7)
Gross profit	944,871	27.8	939,449	24.8	1,076,011	164,906	22.3
Operating (expenses) income:
Sales and marketing expenses	(172,176)	(5.1)	(206,309)	(5.4)	(235,012)	(36,017)	(4.9)
Research and development expenses	(92,109)	(2.7)	(88,792)	(2.3)	(112,891)	(17,301)	(2.3)
General and administrative expenses	(462,637)	(13.5)	(415,277)	(11.0)	(535,111)	(82,009)	(11.1)
(Reversal)/allowance for doubtful debt	598	0.0	(1,557)	(0.0)	(2,393)	(367)	(0.1)
Changes in the fair value of contingent purchase consideration payables	13,905	0.4	—	—	—	—	—
Impairment of long-lived assets	—	—	—	—	(81,619)	(12,509)	(1.7)
Impairment of goodwill	—	—	—	—	—	—	—
Impairment of receivables from equity investees	—	—	(52,142)	(1.4)	—	—	—
Other operating income	5,027	0.1	6,862	0.1	7,619	1,168	0.2
Total operating expenses	(707,392)	(20.8)	(757,215)	(20.0)	(959,407)	(147,035)	(19.9)
Operating profit	237,479	7.0	182,234	4.8	116,604	17,871	2.4
Interest income	45,186	1.3	54,607	1.4	31,711	4,860	0.7
Interest expense	(236,066)	(6.9)	(345,955)	(9.1)	(380,609)	(58,331)	(7.9)
Impairment of long-term investment	—	—	—	—	(13,030)	(1,997)	(0.3)
Gain on disposal of subsidiaries	4,843	0.1	—	—	—	—	—
Loss on debt extinguishment	—	—	(18,895)	(0.5)	—	—	—
Other income	58,033	1.7	36,380	1.0	16,539	2,535	0.3
Other expenses	(4,103)	(0.1)	(5,632)	(0.1)	(36,912)	(5,657)	(0.8)
Changes in the fair value of convertible promissory notes	—	—	—	—	(2,544,220)	(389,919)	(52.7)
Foreign exchange (loss)/gain	(81,055)	(2.4)	(27,995)	(0.7)	228,125	34,962	4.7
Income/(loss) before income taxes and (loss) gain from equity method investments	24,317	0.7	(125,256)	(3.3)	(2,581,792)	(395,676)	(53.6)
Income tax expense	(24,411)	(0.7)	(5,437)	(0.1)	(109,336)	(16,756)	(2.3)
(Loss) gain from equity method investments	(186,642)	(5.5)	(50,553)	(1.3)	10,869	1,666	0.2
Consolidated net loss	(186,736)	(5.5)	(181,246)	(4.8)	(2,680,259)	(410,766)	(55.7)
Net income attributable to non-controlling interest	(18,329)	(0.5)	(1,046)	(0.0)	(29,088)	(4,458)	(0.6)
Deemed dividend	—	—	—	—	(470,643)	(72,129)	(9.7)
Net loss attributable to the Company’s ordinary shareholders	(205,065)	(6.0)	(182,292)	(4.8)	(3,179,990)	(487,353)	(66.0)

Year Ended December 31,2020 Compared to Year Ended December 31, 2019

Net Revenues

Our net revenues increased by 27.4% from RMB3,789.0 million in 2019 to RMB4,829.0 million (US$740.1 million) in 2020, primarily due to (i) the increases in the total number of billable cabinets and the amount of average monthly recurring revenue per cabinet under our management, which were attributable to growing customer demand, and (ii) the increased demand for our cloud and VPN services. The number of cabinets under our management increased by 47.6% from 36,291 as of December 31, 2019 to 53,553 as of December 31, 2020.

Cost of Revenues

Our cost of revenues increased by 31.7% from RMB2,849.5 million in 2019 to RMB3,753.0 million (US$575.2 million) in 2020, primarily due to (i) increases in our telecommunication, utility and depreciation costs attributable to the delivery of additional cabinets and (ii) increased customer demand for our cloud and VPN services.

Gross Profit

As a result of the foregoing, our gross profit increased by 14.5% from RMB939.4 million in 2019 to RMB1,076.0 million (US$164.9 million) in 2020. Our gross margin decreased from 24.8% in 2019 to 22.3% in 2020, primarily due to the delivery of additional cabinets which usually have lower utilization and incur depreciation and maintenance costs during the ramp-up period.

Operating Expenses

Our operating expenses increased by 26.7% from RMB757.2 million in 2019 to RMB959.4million (US$147.0 million) in 2020. Our operating expenses as a percentage of net revenues remains stable at 19.9% in 2020 compared to that of 20.0% in 2019.

Sales and Marketing Expenses. Our sales and marketing expenses increased by 13.9% from RMB206.3 million in 2019 to RMB235.0 million (US$36.0 million) in 2020, primarily due to the expansion of our business. As a percentage of net revenues, our sales and marketing expenses decreased from 5.4% in 2019 to 4.9% in 2020.

Research and Development Expenses. Our research and development expenses increased by 27.1% from RMB88.8 million in 2019 to RMB112.9 million (US$17.3 million) in 2020, primarily due to our increased investments to strengthen our research and development capabilities. As a percentage of net revenues, our research and development expenses were both 2.3% in 2019 and 2020.

General and Administrative Expenses. Our general and administrative expenses increased by 28.9% from RMB415.3 million in 2019 to RMB535.1 million (US$82.0 million) in 2020, in line with the overall growth of our business and attributable to the increase in staff costs as we have recruited new senior management. As a percentage of net revenues, our general and administrative expenses slightly increased from 11.0% in 2019 to 11.1% in 2020.

Allowance for doubtful debt. Our allowance for doubtful debt increased from RMB1.6 million in 2019 to RMB2.4 million (US$0.4 million) in 2020.

Impairment of long-lived assets. We recorded a loss of RMB81.6 million (US$12.5 million) in 2020.

Interest Income

Our interest income decreased by 41.9% from RMB54.6 million in 2019 to RMB31.7 million (US$4.9 million) in 2020, primarily due to our increased use of funds in various business projects.

Interest Expense

Our interest expense increased by 10.0% from RMB346.0 million in 2019 to RMB380.6 million (US$58.3 million) in 2020, primarily due to interest expense recognized for the convertible promissory notes with an aggregate principal amount of US$200 million issued by us in 2020, and an increase in our bank borrowings in 2020.

Other Income

Our other income decreased by 54.5% from RMB36.4 million in 2019 to RMB16.5 million (US$2.5 million) in 2020. Other income comprises miscellaneous non-operating income that we generate.

Other Expenses

Our other expenses increased from RMB5.6 million in 2019 to RMB36.9 million (US$5.7 million) in 2020, primarily due to expenses of RMB18.7 million (US$2.9 million) incurred in connection with issuing the convertible promissory notes in 2020.

Changes in the Fair Value of Convertible Promissory Notes

Changes in the fair value of convertible promissory notes were RMB2.5 billion (US$0.4 billion) in 2020, which represent unrealized loss on the fair value of our convertible promissory notes issued by us in February to April 2020 caused by changes in the market price of our ADSs.

Loss on Debt Extinguishment

We did not record any loss or profit on debt extinguishment in 2020, compared to RMB18.9 million in 2019.

Foreign Exchange Gain

We had a foreign exchange gain of RMB228.1 million (US$35.0 million) in 2020, which represents unrealized net gain caused by the depreciation of the U.S. dollar against the Renminbi.

Income Tax Expenses

We recorded income tax expenses in the amount of RMB109.3 million (US$16.8 million) in 2020, compared with income tax expenses of RMB5.4 million in 2019, with the effective tax rate 4.3%. This is primarily due to:

•	Loss incurred outside China reduces the income tax benefit by RMB712.0 million (US$109.1 million) in 2020;
•	Current and deferred tax rate differences lead to an income tax expense in the amount of RMB36.4 million (US$5.6 million) in 2020; and
•	Change in valuation allowance leads to a decrease in the income tax expense in the amount of RMB6.5 million (US$1.0 million) in 2020.

Net Loss

As a result of the foregoing, we recorded a net loss of RMB2,680.3 million (US$410.8 million) in 2020, as compared to a net loss of RMB181.2 million in 2019.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Net Revenues

Our net revenues increased from RMB3,401.0 million in 2018 to RMB3,789.0 million in 2019. The increase was primarily attributable to the growing demand for data centers in the domestic market, driven by the ongoing expansion of corporate digitalization across China.

Revenues from our hosting and related services amounted to RMB3,789.0 million in 2019, increasing by 11.4% from RMB3,401.0 million in 2018. The increase in revenues from our hosting and related services was primarily due to (i) the increase in the total number of billable cabinets and the amount of monthly recurring revenue per cabinet under our management, which was attributable to growing customer demand, (ii) the growth in demand for our cloud business. The number of cabinets under our management increased from 30,654 as of December 31, 2018 to 36,291 as of December 31, 2019.

Cost of Revenues

Our cost of revenues increased by 16.0% from RMB2,456.2 million in 2018 to RMB2,849.5 million in 2019. Our telecommunication costs increased by 17.9% from RMB1,332.3 million in 2018 to RMB1,570.8 million in 2019. The increase in our cost of revenues was primarily due to the delivery of additional pipeline capacity.

Gross Profit

Our gross profit decreased by 0.6% from RMB944.9 million in 2018 to RMB939.4 million in 2019. As a percentage of net revenues, our gross profit decreased from 27.8% in 2018 to 24.8% in 2019. The decrease of gross profit and gross margin was primarily due to the delivery of additional pipeline capacity.

Operating Expenses

Our operating expenses increased by 7.0% from RMB707.4 million in 2018 to RMB757.2 million in 2019. Our operating expenses as a percentage of net revenues decreased from 20.8% in 2018 to 20.0% in 2019. The decrease of operating expenses as a percentage of net revenues was primarily due to the successful implementation of the Company’s efficiency enhancement initiatives.

Sales and Marketing Expenses. Our sales and marketing expenses increased by 19.8% from RMB172.2 million in 2018 to RMB206.3 million in 2019, primarily due to the successful implementation of various market activities. As a percentage of net revenues, our sales and marketing expenses was 5.1% and 5.4% in 2018 and 2019, respectively.

Research and Development Expenses. Our research and development expenses decreased from RMB92.1 million in 2018 to RMB88.8 million in 2019. As a percentage of net revenues, our research and development expenses decreased from 2.7% in 2018 to 2.3% in 2019.

General and Administrative Expenses. Our general and administrative expenses decreased by 10.2% from RMB462.6 million in 2018 to RMB415.3 million in 2019, primarily due to a decrease in labor cost as a result of the successful implementation of the Company’s efficiency enhancement initiatives. As a percentage of net revenues, our general and administrative expenses decreased from 13.5% in 2018 to 11.0% in 2019.

Changes in the Fair Value of Contingent Purchase Consideration Payable. We incurred nil in the changes of the fair value of contingent purchase consideration payable in 2019.

Impairment of receivables from equity investees. We recorded a loss of RMB52.1 million in 2019.

Impairment of long-lived assets. We incurred nil in impairment of long-lived assets in 2019.

Impairment of goodwill. We incurred nil in impairment of goodwill in 2019.

Interest Income

Our interest income increased from RMB45.2 million in 2018 to RMB54.6 million in 2019, primarily due to an increase in interest income generated from short-term investments.

Interest Expense

Our interest expense increased from RMB236.1 million in 2018 to RMB346.0 million in 2019, primarily due to interest expense recognized for the 2021 Notes.

Other Income

Our other income decreased from RMB58.0 million in 2018 to RMB36.4 million in 2019. Other income in 2019 was primarily attributable to disposal gain on equity method investments.

Other Expenses

Our other expenses increased from RMB4.1 million in 2018 to RMB5.6 million in 2019. Other expenses in both periods were primarily due to the loss attributable to the disposal of certain of our equipment, such as servers and back-up batteries.

Loss on Debt Extinguishment

We recorded a loss on debt extinguishment of RMB18.9 million 2019.

Foreign Exchange Loss

We had a foreign exchange loss of RMB28.0 million in 2019, primarily due to the appreciation of U.S. dollar against Renminbi in 2019.

Income Tax Expenses

We recorded income tax expenses in the amount of RMB5.4 million in 2019, compared with income tax expenses of RMB24.4 million in 2018, with the effective tax rates 3.1%. This is primarily due to:

●	Change in valuation allowance leads to a decrease in the income tax expense in the amount of RMB25.4 million in 2019;
●	Loss incurred outside China reduces the income tax benefit by RMB77.1 million in 2019; and
●	Current and deferred tax rate differences lead to an income tax expense in the amount of RMB8.7 million in 2019.

Consolidated Net Loss

As a result of the above, we recorded a net loss of RMB181.2 million in 2019, as compared to a net loss of RMB186.7 million in 2018.

B.Liquidity and Capital Resources

As of December 31, 2019, we had RMB1,808.5 million in cash and cash equivalents, RMB548.7 million in restricted cash (current and non-current portion) and RMB363.9 million in short-term investments. As of December 31, 2020, we had RMB2,710.3 million (US$415.4 million) in cash and cash equivalents, RMB270.5 million (US$41.4 million) in restricted cash, RMB135.6 million (US$20.8 million) in non-current portion of restricted cash and RMB285.9 million (US$43.8 million) in short-term investments.

As of December 31, 2019, we had short-term bank borrowings and long-term borrowings (current portion) from various commercial banks with an aggregate outstanding balance of RMB267.0 million, and long-term borrowings (excluding current portion) from various commercial banks with an aggregate outstanding balance of RMB79.5 million. As of December 31, 2020, we had short-term bank borrowings and long-term borrowings (current portion) from various commercial banks with an aggregate outstanding balance of RMB214.3 million (US$32.8 million), and long-term borrowings (excluding current portion) from various commercial banks with an aggregate outstanding balance of RMB887.0 million (US$135.9 million). Our short-term bank borrowings bore average interest rates of 4.05%, 4.56% and 4.46% per annum, respectively, in 2018, 2019 and 2020. Our short-term bank borrowings have maturity terms of one year and expire at various times throughout the year. There are no material covenants or restrictions on us associated with our outstanding short-term borrowings. We have entered into long-term borrowing arrangements since 2013 with maturity terms of two to five years. The long-term borrowings (including current and non-current portions) outstanding as of December 31, 2018, 2019 and 2020 bore weighted-average interest rates of 5.31%, 5.28% and 5.61% per annum, respectively.

We issued an aggregate of 150,000 Series A perpetual convertible preferred shares to Vector Holdco Pte. Ltd., BTO Vector Fund ESC (CYM) L.P. and BTO Vector Fund FD (CYM) L.P., collectively referred to as “Affiliates of Vector”, pursuant to an investment agreement dated June 22, 2020 among us, Affiliates of Vector and Blackstone Tactical Opportunities Fund — FD (Cayman) — NQ L.P. Dividends on each Series A perpetual convertible preferred share will accrue at 4.5% per annum from the issuance date until the date immediately prior to the conversion date. At any time after the issuance date, Series A convertible preferred shares are convertible into Class A ordinary shares or ADSs at the holder’s option, the number of which will be determined based on a conversion price which is initially US$2.8333 per Class A ordinary shares or US$17.00 per ADS, subject to certain adjustments therein. On March 1, 2021, Affiliates of Vector converted all of their 150,000 Series A perpetual convertible preferred shares into 54,570,816 Class A Ordinary Shares.

We issued convertible promissory notes to Goldman Sachs Asia Strategic Pte. Ltd., StoneBridge 2020, L.P. and StoneBridge 2020 Offshore Holdings II, L.P. in an aggregate principal amount of US$75,000,000 pursuant to a convertible note purchase agreement dated February 19, 2020 between us and Goldman Sachs Asia Strategic Pte. Ltd. We issued convertible promissory notes to Hina Group Fund II, L.P. and Hina Group Fund VI, L.P. in an aggregate principal amount of US$17,000,000 pursuant to a convertible note purchase agreement dated March 16, 2020 among us, Hina Group Fund II, L.P. and Hina Group Fund VI, L.P. We issued convertible promissory notes to UBS SDIC Fund Management Co., Ltd, in an aggregate principal amount of US$58,000,000 pursuant to a convertible note purchase agreement dated April 27, 2020 and a convertible note purchase agreement dated June 5, 2020, between us and UBS SDIC Fund Management Co., Ltd. We issued a convertible promissory note to Asialeads Capital (Cayman) Limited in an aggregate principal amount of US$50,000,000 pursuant to a convertible note purchase agreement dated February 24, 2020 between us and Asialeads Capital (Cayman) Limited. The convertible notes will mature in five years, bearing interest at the rate of 2% per annum from the issuance date which shall be payable semiannually in arrears in cash. At any time after the issuance, each note is convertible into our Class A Ordinary Shares at the holder’s option at a conversion price of US$2 per share, or US$12 per ADS, subject to customary anti-dilution adjustments. Unless previously redeemed or converted, we shall redeem the note on the maturity date at 115% of the then outstanding principal amount plus all accrued but unpaid interest. In addition, if any portion of the outstanding principal amount of the notes has not been converted into our shares by the third anniversary of the note issuance date, the holders have the right to require us to redeem, in whole or in part, the outstanding principal amount of the note at 109% of the principal amount plus all accrued but unpaid interest. In August 2020, Asialeads Capital (Cayman) Limited partially converted the principal amount of its convertible note of US$25,000,000 into 12,499,998 Class A Ordinary Shares at the conversion price of US$2 per share, or US$12 per ADS. In December 2020, Hina Group Fund VI, L.P. partially converted the principal amount of its convertible note of US$1,705,002.63 into 856,326 Class A Ordinary Shares at the conversion price of US$2 per share, or US$12 per ADS. In December, UBS SDIC Fund Management Co., Ltd partially converted the principal amount of its convertible note of US$20,666,667.01 into 10,353,816 Class A Ordinary Shares at the conversion price of US$2 per share, or US$12 per ADS.

In August 2017, we issued USD-denominated notes due 2020 in an aggregate principal amount of US$200 million at a coupon rate of 7.000% per annum and in September 2017, we issued USD-denominated notes due 2020 in an aggregate principal amount of US$100 million at a coupon rate of 7.000% per annum, collectively referred to as the “2020 Notes.” The notes issued in September 2017 were priced at a slight premium of 100.04, with an effective yield of 6.98%. The notes issued in September 2017 constituted a further issuance of, and were consolidated to form a single series with, the notes issued in August 2017. Interest on the 2020 Notes is payable semi-annually in arrears on, or nearest to, August 17 and February 17 in each year, beginning on February 17, 2018.

In April 2019, we issued USD-denominated notes due 2021 in an aggregate principal amount of US$300 million at an interest rate of 7.875% per annum, or the 2021 Notes, and used a portion of the proceeds to purchase, pursuant to a tender offer, US$150,839,000 in principal amount of the 2020 Notes, representing 50.3% of the outstanding principal amount of the 2020 Notes. On August 12, 2019, we repurchased US$18,000,000 in principal amount of 2020 Notes at the par value. As of September 30, 2020, the outstanding principal amount of the 2020 Notes was nil. Interest on the 2021 Notes is payable semi-annually in arrears on April 15 and October 15 in each year, beginning on October 15, 2019.

Both the 2020 Notes and 2021 Notes have (i) a restrictive covenant that restricts our ability in consolidation, merger and sale of assets to a certain extent; (ii) a negative pledge covenant that restricts our ability to create security upon our undertaking, assets or revenues to secure bonds, notes, debentures or other securities that are quoted, listed or dealt in or traded on securities market; (iii) a dividend payment restriction covenant; and (iv) a covenant relating to the ratio of our Adjusted EBITDA to our Consolidated Interest Expense (interest expense paid net of interest income received). Such covenants may limit our ability to undertake additional debt financing, but not equity financing.

We had unused credit lines in an aggregate amount of RMB1,574.6 million (US$241.3 million) as of December 31, 2020 under credit agreements with nine banks. As of the same date, we used RMB858.6 million (US$131.6 million) of the credit lines under the credit agreements with nine banks, pursuant to which we were granted credit lines in an aggregate amount of RMB2,433.2 million (US$372.9 million). There are no material covenants that restrict our ability to undertake additional financing associated with the used credit lines. No terms and conditions of the unused credit lines are available yet because utilization of such unused portion requires approval by the banks and separate loan agreements setting forth detailed terms and conditions will only be entered into with the banks upon utilization. In January 2021, we issued USD-denominated convertible senior notes due 2026 in an aggregate principal amount of US$600 million at a zero-coupon rate. We believe the working capital as of December 31, 2020 is sufficient for our present requirements.

As of December 31, 2020, we had total outstanding debts (including borrowings and bonds payable), of RMB3,044.9 million (US$466.7 million), consisting of onshore debt obligations of RMB1,101.3 million (US$168.8 million) and offshore debt obligations of RMB1,943.6 million (US$297.9 million). We believe we have sufficient financial resources to meet both of our onshore and offshore debt obligations when due. The growth of our business relies on the construction of new data centers. We also intend to acquire or invest in companies whose businesses are complementary to ours. We intend to use the proceeds of our outstanding debt mainly to construct new data centers and fund our acquisitions. As of December 31, 2020, we had purchase commitments made for acquisitions of machinery, equipment, construction in progress, bandwidth and cabinet capacity of RMB2,385.0 million (US$365.5 million) coming due within twelve months, and we intend to use a portion of the proceeds to fund these purchase commitments. Except as disclosed in this annual report, we have no outstanding bank loans or financial guarantees or similar commitments to guarantee the payment obligations of third parties. We believe that our current cash, cash equivalents and time deposits, our cash flow from operations and proceeds from our financing activities will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for the next 12 months. If we have additional liquidity needs in the future, we may obtain additional financing, including equity offering and debt financing in capital markets, to meet such needs.

As of December 31, 2020, the total amount of cash and cash equivalents, restricted cash and short-term investments was RMB3,402.3 million (US$521.4 million), of which RMB1,028.3 million (US$157.6 million), RMB391.6 million (US$60.0 million) and RMB1,982.4 million (US$303.8 million) was held by our consolidated affiliated entities, PRC subsidiaries and offshore subsidiaries, respectively. Cash transfers from our PRC subsidiaries to our subsidiaries outside of China are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of our PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to receive and utilize our revenues effectively.” The major cost that would be incurred to distribute dividends is the withholding tax imposed on the dividends distributed by our PRC operating subsidiaries at the rate of 10% or a lower rate under an applicable tax treaty, if any.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Years Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$

	(in thousands)
Net cash generated from operating activities	704,966	802,922	714,243	109,464
Net cash used in investing activities	(304,846)	(1,611,983)	(3,889,174)	(596,043)
Net cash (used in) generated from financing activities	(19,901)	461,557	4,163,255	638,046
Effect on foreign exchange rate changes on cash and cash equivalents and restricted cash	85,333	43,660	(229,064)	(35,106)
Net increase (decrease) in cash and cash equivalents and restricted cash	465,552	(303,844)	759,260	116,361
Cash and cash equivalents and restricted cash at beginning of the year	2,195,469	2,661,021	2,357,177	361,253
Cash and cash equivalents and restricted cash at end of the year	2,661,021	2,357,177	3,116,437	477,614
Cash and cash equivalents, restricted cash and short-term investments at end of the year	2,906,035	2,721,033	3,402,309	521,426

Operating Activities

Net cash generated from operating activities was RMB714.2 million (US$109.5 million) in 2020, primarily resulted from a net loss of RMB2,680.3 million (US$410.8 million), positively adjusted for certain items such as (i) depreciation and amortization of RMB989.0 million (US$151.6 million), (ii) the increase in advances from customers of RMB27.1 million (US$4.2 million), and (iii) loss from equity method investments of RMB10.9 million (US$1.7 million), partially offset by certain item such as the increase in prepaid expenses and other current assets of RMB117.1 million (US$17.9 million).

Net cash generated from operating activities was RMB802.9 million in 2019, primarily resulted from a net loss of RMB181.2 million, positively adjusted for certain items such as (i) depreciation and amortization of RMB772.2 million, (ii) the increase in advances from customers of RMB398.7 million, and (iii) loss from equity method investments of RMB50.6 million, partially offset by certain item such as the increase in prepaid expenses and other current assets of RMB328.2 million.

Net cash generated from operating activities was RMB705.0 million in 2018, primarily resulted from a net loss of RMB186.7 million, positively adjusted for certain items such as (i) depreciation and amortization of RMB634.6 million, (ii) the increase in advances from customers of RMB266.8 million, and (iii) loss from equity method investments of RMB186.6 million, partially offset by certain item such as the increase in prepaid expenses and other current assets of RMB262.4 million.

Investing Activities

Net cash used in investing activities was RMB3,889.2 million (US$596.0 million) in 2020, as compared to net cash used in investing activities of RMB1,612.0 million in 2019. Net cash used in investing activities in 2020 is primarily related to our purchase of property and equipment in the amounts of RMB2,473.3 million (US$379.1 million), our payment for short-term investments in the amount of RMB328.2 million (US$50.3 million), offset by proceeds received from maturity for short-term investments in the amount of RMB397.6 million (US$60.9 million), proceeds from disposal of long-term investments in the amount of RMB1.9 million (US$0.3 million).

Net cash used in investing activities was RMB1,612.0 million in 2019, as compared to net cash used in investing activities of RMB304.8 million in 2018. Net cash used in investing activities in 2019 is primarily related to our purchase of property and equipment in the amounts of RMB1,248.8 million, our payments for long-term investments in the amount of RMB9.3 million, our payment for short-term investments in the amount of RMB436.7 million, offset by proceeds received from maturity for short-term investments in the amount of RMB312.2 million, proceeds from disposal of long-term investments in the amount of RMB19.0 million.

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

Financing Activities

Net cash generated from financing activities was RMB4,163.3million (US$638.0 million) in 2020, as compared to net cash used in financing activities amounting to RMB461.6 million in 2019. Net cash generated from financing activities in 2020 is primarily related to the proceeds from short-term bank borrowings of RMB34.0 million (US$5.2 million), partially offset by payment for purchase of property and equipment through finance leases of RMB376.2 million (US$57.7 million), the repayment of long-term bank borrowings of RMB33.0 million (US$5.1 million), proceeds from issuance of convertible promissory notes of RMB1,409.4 million (US$216.0 million), partially offset by payment of issuance and conversion cost of convertible promissory notes of RMB21.6 million (US$3.3 million), proceeds from Series A perpetual convertible preferred shares of RMB1,058.3 million (US$162.2 million) and proceeds from issuance of ordinary shares of RMB2,680.4 million (US$410.8 million).

Net cash generated from financing activities was RMB461.6 million in 2019, as compared to net cash used in financing activities amounting to RMB19.9 million in 2018. Net cash generated from financing activities in 2019 is primarily related to the proceeds from issuance of 2021 Notes of RMB2,012.1 million and the proceeds from short-term bank borrowings of RMB234.5 million, partially offset by payment for purchase of property and equipment through finance leases of RMB333.6 million, the repayment of long-term bank borrowings of RMB85.1 million and the repurchase of 2020 Notes of RMB1,148.1 million.

Net cash used in financing activities was RMB19.9 million in 2018, as compared to net cash used in financing activities amounting to RMB612.7 million in 2017. Net cash used in financing activities in 2018 is primarily related to the payment for purchase of property and equipment through finance leases of RMB279.9 million and the repayment of long-term bank borrowings of RMB70.6 million, partially offset by the contribution from non-controlling interest in a subsidiary of RMB196.3 million and proceeds from the issuance of discounted notes of RMB95.6 million.

Capital Expenditures

We had capital expenditures relating to the addition of property and equipment of RMB435.2 million, RMB1,248.8 million and RMB2,473.3 million (US$379.1 million) in 2018, 2019 and 2020, respectively, representing 12.8%, 33.0% and 51.2%, respectively, of our total net revenues. Our capital expenditures were primarily for building self-built data centers, purchasing network equipment, servers and other equipment. Our capital expenditures have been primarily funded by cash generated from our operations and net cash provided by financing activities. We estimate that our data center capital expenditures in 2021 will be within the range of RMB5.0 billion to RMB6.0 billion, which will primarily be used to build, or pursue acquisitions of, data centers, purchase network equipment, servers and other equipment to expand our business. We expect our data center capacity to increase by an aggregate amount of approximately 25,000 cabinets during the year of 2021, through both organic growth and strategic acquisitions. We may incur additional capital expenditure for real property purchase, data center construction and network capacity expansion if our actual development is beyond our current plan. We plan to fund the balance of our capital expenditure requirements for 2021 with cash from the proceeds from our operations, this offering, operations and additional bank borrowings, if available.

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

C.Research and Development, Patents and Licenses, etc.

Research and Development and Intellectual Property

Our strong research and development capabilities support and enhance our service offerings. We have an experienced research and development team and devote significant resources to our research and development efforts, focusing on improving customer experience, increasing operational efficiency and bringing innovative solutions to the market quickly.

We have made continual investments and trainings for research and development to drive our growth in both mature and emerging businesses. We incurred RMB92.1 million, RMB88.8 million and RMB112.9 million (US$17.3 million) in research and development expenses for the years ended December 31, 2018, 2019 and 2020, respectively. As of December 31, 2020, our experienced research and development team consisted of 125 engineers, many of whom have more than 10 years of relevant industry experience.

Our research and development efforts have yielded 75 patents, 80 patent applications and 161 software copyright registrations as of December 31, 2020, all in China and focused on the areas including (i) energy saving technology, (ii) data center design and facility maintenance and operations, (iii) network operation and maintenance management, (iv) cloud-related technologies, and (v) edge computing and blockchain.

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

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2020 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.Off-Balance Sheet Arrangements

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

F.Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2020:

	Payment Due by Period
		Less than 1			More than 5
	Total	year	1-3 years	3-5 years	years

	(in thousands of RMB)
Short-term borrowings(1)	34,000	34,000	—	—	—
Long-term borrowings(1)(2)	1,113,487	200,796	375,340	315,232	222,119
Notes payable(3)	1,957,470	1,957,470	—	—	—
Operating lease obligations(4)	2,073,454	415,892	367,795	174,385	1,115,382
Purchase commitments(5)	2,549,478	2,384,988	155,789	4,284	4,417
Finance lease minimum lease payment(6)	2,928,844	542,268	488,963	219,443	1,678,170
Total	10,656,733	5,535,414	1,387,887	713,344	3,020,088

Notes:

(1)	As of December 31, 2020, our short-term bank borrowings bore a weighted average interest rate of 4.46% and have original maturity terms of one year. Our unused short-term and long-term borrowing facilities amounted to RMB1,574.6 million (US$241.3 million). We have pledged land use rights with the net book value of RMB141.0 million (US$21.6 million), property with the net book value of RMB264.8 million (US$40.6 million), leasehold improvements with the net book value of RMB90.9 million (US$13.9 million), construction-in-progress with the net book value of RMB238.8 million (US$36.6 million), and computer and network equipment with the net book value of RMB40.9 (US$6.3 million) for our borrowings.
(2)	Long-term borrowings (including the current portions) outstanding as of December 31, 2020 bear a weighted-average interest rate of 5.61% per annum, and are denominated in Renminbi. These loans were obtained from financial institutions located in the PRC.
(3)	The 2021 Notes with US$300.0 million of the principal amount outstanding due 2021 at an interest rate of 7.875% per annum.
(4)	Operating lease obligations are primarily related to the lease of office and data center space.
(5)	As of December 31, 2020, we had commitments of approximately RMB1,678.3 million (US$257.2 million) related to acquisition of machinery, equipment and construction in progress. In addition, we had outstanding purchase commitments in relation to bandwidth and cabinet capacity of RMB871.2 million (US$133.5 million).
(6)	Related to finance leases for electronic equipment, optic fibers and property.

G.Safe Harbor

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

ITEM 6.               DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Sheng Chen	52	Chairman of the Board of Directors
Yoshihisa Ueno	58	Independent Director
Kenneth Chung-Hou Tai	70	Independent Director
Sean Shao	64	Independent Director
Erhfei Liu	62	Independent Director
Yao Li	52	Independent Director
Samuel Yuan-Ching Shen	56	Chief Executive Officer and Executive Chairman of Retail IDC Business Group
Sharon Xiao Liu	40	Chief Financial Officer and President of Wholesale IDC business group
Shiqi Wang	45	Chief Executive Officer of Wholesale IDC business group
Chunfeng Cai	38	Chief Operating Officer and Chief Executive Officer of Retail IDC Business Group
Tim Chen	46	Chief Strategy Officer and Chief Financial Officer Appointee

Mr. Sheng Chen, also known as Josh Sheng Chen, is one of our co-founders and has served as the executive chairman of our Board since the incorporation of the Company. He has been our chief executive officer since our inception to October 2015. Mr. Chen has been instrumental to the development and success of our business. Mr. Chen provides vision, overall management, and strategic decision-making relating to marketing, investment planning, and corporate development. Mr. Chen has more than 20 years’ experience in the internet infrastructure industry in China and started his entrepreneur career in 1990 when he was a sophomore at Tsinghua University. Mr. Chen founded our business in May 1996 and started the first carrier-neutral data center in China in July 1999. Mr. Chen currently also serves as a director of Cloud Tech Services Limited and Yipu Chain Network (Beijing) Technology Co., Ltd. Mr. Chen received his bachelor’s degree in electrical engineering from Tsinghua University in 1991. Mr. Chen is a member of the Tsinghua Entrepreneur and Executive Club and a managing director of the Internet Society of China.

Mr. Yoshihisa Ueno has served as our Director since October 2010. Mr. Ueno is a serial entrepreneur and venture capitalist with operations and industrial expertise in the U.S., Europe, Japan and China and over 35 years of incubation investment experience in emerging technology startups. Mr. Ueno has been our lead investor and board member of several of our affiliated companies since 2006. Mr. Ueno has been the founding partner of Synapse Company Limited and Synapse Partners Limited since December 2002, Synapse Holdings Limited since October 2013 and SMC Synapse Partners Limited from December 2010 to September 2015. Mr. Ueno has also been a director of several start-up portfolios such as Hivelocity Inc. from May 2015 and Catalyst Group Limited (Exicon Limited) from March 2015. Mr. Ueno has also served as director of Beyondsoft Corporation (a company listed on the Shenzhen Stock Exchange, stock code: 2649), from September 2005 to March 2010, CDS GS Japan Ltd. (a joint venture with CDC Corp) from June 2011 to April 2012, and Insource (HK) Ltd. (a JV with Insource Co., Ltd. (a company listed on the Tokyo Stock Exchange, stock code: 6200)) from December 2011 to September 2014. Mr. Ueno has managed several venture funds such as the Japan-China Bridge Fund from March 2005 to February 2011, Intellectual Property Bank (IPB) Partners Fund #1 in Japan from March 2006 to March 2010 and IPB Holding LLC in the U.S. from March 2006 to July 2007. Mr. Ueno also served as the chief executive officer at Cycolor, Inc., in the U.S. from September 1998 to June 2003, until Cycolor, Inc. was acquired by Eastman Kodak in early 2003. Mr. Ueno worked for Fujitec from April 1985 to May 1997 in various managerial capacities in Japan, China, the United Kingdom, Spain and Hong Kong. Mr. Ueno received his bachelor’s degree in business administration from Takushoku University.

Mr. Kenneth Chung-Hou Tai has served as our Director since October 2012. Mr. Tai is a prominent figure in the Taiwanese technology sector with over 40 years of industry experience with leading technology and hardware companies in Taiwan and the U.S. Mr. Tai co-founded Acer Computer in 1976, which has become one of the top five branded PC vendors in the world today, and held various managerial positions during his tenure. Later in his technology career, Mr. Tai founded Investar Capital, a venture capital firm focusing on IT companies. Mr. Tai is now serving as chairman of Photonics Industry and Technology Development Association (PIDA), a non-profit organization affiliated to the Ministry of Science and Technology (MOST), and chairman of Digitimes Incorporated, the only technology-focused newspaper in Taiwan. Currently, Mr. Tai serves on the board of directors of several public companies in Taiwan and Singapore, including Global Testing Corporation (a company listed on the Singapore Stock Exchange, SGX: G31), Asustek Computer Inc. (a company listed on the Taiwan Stock Exchange, stock code: 2357), Chief Telecom Corporation (a company listed on Taipei Exchange, stock code: 6561), and Wafer Works Corporation (a company listed on Taipei Exchange, stock code: 6182). Mr. Tai also serves on the board of directors of several private companies, including Jasper Display Corporation. Mr. Tai received a master’s degree in business administration from Tam Kang University and a bachelor’s degree in electrical engineering from National Chiao Tung University in Taiwan.

Mr. Sean Shao has served as independent director and chairman of the audit committee of our company since August 2015 and also for UTStarcom Holdings Corp. (a company listed on Nasdaq, Nasdaq: UTSI) since October 2012. He served as chief financial officer and a board member of Trina Solar Limited from 2006 to 2008 and from 2015 to 2017, respectively. Mr. Shao was an independent director and chairman of the audit committee of Luckin Coffee Inc. from May 2019 until July 2020 and was re-appointed as an independent director of Luckin Coffee Inc. in September 2020. He was also the chairman of a special committee of the board which investigated accounting improprieties at Luckin Coffee Inc during 2020. In addition, Mr. Shao served as chief financial officer of ChinaEdu Corporation and Watchdata Technologies Ltd from 2004 to 2006. Prior to that, Mr. Shao worked at Deloitte Touche Tohmatsu CPA Ltd. for approximately a decade. Mr. Shao received his master’s degree in healthcare administration from the University of California at Los Angeles in 1988 and his bachelor’s degree in arts from East China Normal University in 1982. Mr. Shao is a member of the American Institute of Certified Public Accountants. See also “Risk Factors — Our directors and employees may face claims and lawsuits as a result of their position in other companies, which may also harm our reputation” for further information on certain pending litigation involving some of the U.S. listed companies of which Mr. Shao is an independent director.

Mr. Erhfei Liu has served as our Director since May 2015. Mr. Liu also serves as independent director for QingLing Motors (Group) Co., Ltd. (a company listed on the Hong Kong Stock Exchange, stock code: 1122), Jiangxi Copper Corporation (a company listed on the Hong Kong Stock Exchange, stock code: 358), and Frontage Holdings Corporation (a company listed on the Hong Kong Stock Exchange, stock code: 1521), . Mr. Liu has served as CEO of Asia Investment Fund (AIF), a private equity investment fund, since 2018, and co-founder and director of Cindat Capital Management Limited (Cindat), a global restate investment platform, from 2013 to 2017. Mr. Liu has remained in his position as a director at Cindat, but no longer participates in the day to day operations since 2018. From 1999 to 2012, Mr. Liu served as Chairman of Merrill Lynch China initially and Country Executive of Bank of America Merrill Lynch. In addition to his various investment banking responsibilities, he was also in charge of the firm’s private equity business in Greater China from 2006 to 2010. Prior to joining Merrill Lynch, Mr. Liu worked as head of Asia or China for Goldman Sachs, Morgan Stanley, Smith Barney and Indosuez. Mr. Liu received an MBA from Harvard Business School and his bachelor’s degrees from Brandeis University and Beijing Foreign Languages University.

Mr. Yao Li has served as our Director since May 2018. Dr. Li has over 23 years’ experience in the finance and investment industry, and currently serves as the Chief Investment Officer of Asia for the International Finance Corporation (IFC) of the World Bank Group, Hong Kong office. Mr. Li also serves as independent director for Aceso Life Science Group Limited (a company listed on the Hong Kong Stock Exchange, stock code: 0474). Prior to joining IFC, Dr. Li served as the Vice General Manager in investment of PingAn Trust Company of PingAn Group of China from 2015 to early 2016. Prior to that, he served as the Chief Executive Officer of China-ASEAN Capital Advisory Company Limited and the Chairman of the Investment Committee of China-ASEAN Fund Management Company from mid-2011 to 2015. Prior to that, Dr. Li was a Co-head of the Investment Banking Business for Bank of China (BOC), where he was responsible for setting up the domestic securities business for BOC. Dr. Li holds a doctorate’s degree in economics from Renmin University of China, a master’s degree in economics from Nankai University and a bachelor’s degree in economics from Nanjing University.

Mr. Samuel Yuan-Ching Shen has served as Group CEO from January 1, 2021 and executive chairman of our retail IDC business group since May 2020. Mr. Shen also serves as an independent director of Insigma Technology Co., Ltd. (a company listed on the Shanghai Stock Exchange, stock code: 600797), Mercurity Fintech Holding Inc. (a company listed on the New York Stock Exchange, NYSE: MFH), and Xinyuan Real Estate Co., Ltd. (a company listed on the New York Stock Exchange, NYSE: XIN). Mr. Shen serviced as an independent director of Kingdee International Software Group Co. Ltd. (a company listed on the Hong Kong Stock Exchange, stock code: 0268), from January 2018 to January 2020. Mr. Shen has extensive experience in the fields of cloud, edge computing, big data, and AI services. Mr. Shen previously served as President of JD Cloud where he led JD Cloud’s efforts to extend its offerings of tailored service solutions to a wide range of companies in different industry verticals. Prior to JD Cloud, Mr. Shen held various senior positions at Microsoft. Mr. Shen received his master’s degree in computer science from University of California, Santa Barbara, and his bachelor’s degree in chemistry from National Tsing Hua University.

Ms. Sharon Xiao Liu has served as president of Wholesale IDC business group from January 1, 2021 and our chief financial officer since January 2018. Ms. Liu will step down from chief financial officer and any other positions of our company effective April 30, 2021. Ms. Liu joined us in October 2010, and served as our vice president of finance in charge of the finance-related matters of our hosting and related services business prior to becoming our chief financial officer. Ms. Liu was also previously responsible for our pre- and post-IPO finance matters, investor relations, financial reporting, financial planning and analysis, and financial business plan. Prior to joining us, Ms. Liu was a manager at KPMG China in its audit division since 2003. Ms. Liu is a Certified Public Accountant (CPA) in the state of North Dakota. Ms. Liu received her dual bachelor’s degrees in economics and law from Peking University.

Mr. Shiqi Wang has served as our chief executive officer of Wholesale IDC business group from January 1, 2021. Mr. Wang served as our chief executive officer and president from February 2018 to December 2020. Mr. Wang also served as the vice president of TUS Digital Group, a subsidiary of Tus-Holdings, director of Beijing CIC Technology Co., Ltd. and director of Guangzhou Tuwei Technology Co., Ltd. Mr. Wang has nearly 20 years of experience in the telecommunications industry and has worked at various renowned international companies, including 11 years with Ericsson, focusing primarily on strategy development and execution, corporate management, and equity investments. Mr. Wang received a bachelor’s degree from Tsinghua University and an MBA from Peking University-Vlerick MBA Program (BiMBA).

Mr. Chunfeng Cai has served as our chief executive officer of Retail IDC business group from January 1, 2021 and our chief operating officer since November 2019. Mr. Cai also served as the national general sales manager since July 2019. He has served as the general manager of our East China business and South China business since February 2015 to November 2019. Mr. Cai has ten years of working experience in the IDC and content delivery network industry, as well as extensive experience in 2B business management. Prior to joining us, Mr. Cai was the vice president of ChinaCache International Holdings Ltd., primarily responsible for the departments of enterprise business and company operation management center. Mr. Cai received his master’s degree in mechanical and electronic engineering from Zhejiang University and his bachelor’s degree in mechanical engineering from Jilin University.

Mr. Tim Chen has served as our chief strategy officer since August 2020. Mr. Chen’s position will change to our chief financial officer effective from May 1, 2021. Prior to joining us, Mr. Chen served as chief financial officer of Asia Maritime Pacific (Hong Kong) Limited over a decade from 2009 and has 14-year experience in prominent investment banking and private equity firms, including two years at Affinity Equity Partners, eight years at Morgan Stanley and four years at J.P. Morgan from 1996 to 2009. Mr. Chen received a bachelor of science degree in industrial engineering and operations research from Columbia University in New York.

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

B.Compensation

In 2020, the aggregate cash compensation we paid to our executive officers was approximately RMB10.3 million (US$1.6 million), which total amount included RMB0.3 million (US$0.05 million) for pension, retirement, medical insurance or other similar benefits for our executive officers. We did not provide any cash compensation to our non-executive directors in 2020. Other than the amounts stated above, no pension,retirement or similar benefits has been set aside or accrued for our executive officers or directors. None of our non-executive directors has a service contract with us that provides for benefits upon termination of employment.

In addition to the cash compensation referenced above, we also provide share-based compensation to our directors and officers. The total share-based compensation we provided to our directors and officers amounted to RMB60.1 million (US$9.2 million) in 2020. For option grants to our directors and officers, see “—Share Incentive Plans.”

Share Incentive Plans

On July 16, 2010, we adopted our 2010 Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and to promote the success of our business. We subsequently amended our 2010 Plan on January 14, 2011 and July 6, 2012. On May 29, 2014, we adopted our 2014 Plan on our annual general meeting, which was subsequently amended on April 1, 2015 and December 22, 2017 by unanimous written approval of our board of directors. On May 29, 2020, we adopted the 2020 Share Incentive Plan (the “2020 Plan”). Upon the adoption of the 2020 Plan, we will cease to grant any new awards under the 2010 Plan and the 2014 Plan (collectively the “Existing Plans”) while the Existing Plans and outstanding awards granted thereunder shall remain effective and can be amended by the Company from time to time pursuant to the applicable terms thereunder. If any outstanding awards under the Existing Plans are subsequently forfeited, then the shares subject to such awards shall be available for the grant pursuant to the 2020 Plan. The 2020 Plan permits the grant of option, restricted share or restricted share units award. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2020 Plan is 46,560,708 Class A ordinary shares. To the extent any award granted pursuant to our 2010 Plan or 2014 Plan terminates, expires, lapses or forfeited after the effective date for any reason, shares subject to such awards shall also become available to the grant of an award pursuant to the 2020 Plan. As of April 13, 2021, options to purchase 492,864 ordinary shares and 4,344,504 restricted share units, or RSUs, have been granted to our employees, directors and consultants without giving effect to the options that were exercised or terminated and RSUs that were vested.

	Options	Restricted	Exercise Price		Date of
Name	Granted	Share Units	(US$/Share)	Date of Grant	Expiration
Sheng Chen	*	—	0.15	July 16, 2010	July 16, 2020
	—	*	—	August 30, 2012	—
	—	*	—	November 23, 2013	—
	—	*	—	March 7, 2015	—
	—	*	—	November 21, 2015	—
	—	*	—	November 26, 2016	—
	—	*	—	August 18, 2019	—
Yoshihisa Ueno	—	*	—	October 1, 2012	—
	—	*	—	April 25, 2014	—
	—	*	—	December 2, 2017	—
	—	*	—	March 7, 2018	—
	—	*	—	May 15, 2019	—
Kenneth Chung-Hou Tai	—	*	—	October 16, 2012	—
	—	*	—	November 21, 2015	—
	—	*	—	August 14, 2016	—
	—	*	—	May 12, 2017	—
	—	*	—	March 7, 2018	—
Sean Shao	—	*	—	November 21, 2015	—
	—	*	—	May 15, 2019	—
Erhfei Liu	—	*	—	November 21, 2015	—
	—	*	—	May 15, 2019	—
Yao Li	—	*	—	August 15, 2018	—
Samuel Yuan-Ching Shen	—	*	—	August 18, 2020	—
Sharon Xiao Liu	*	—	0.15	August 17, 2012	August 17, 2022
	—	*	—	July 1, 2013	—
	*	—	0.15	May 24, 2015	May 24, 2025
	—	*	—	August 23, 2015	—
	—	*	—	March 5, 2017	—
	—	*	—	April 16, 2018	—
	—	*	—	May 16, 2018	—
	—	*	—	January 2, 2020	—
Shiqi Wang	—	*	—	April 16, 2018	—
	—	*	—	January 2, 2020	—
Chunfeng Cai	—	*	—	March 6, 2016	—
	—	*	—	May 21, 2017	—
	—	*	—	May 16, 2018	—
	—	*	—	January 2, 2020	—
	—	*	—	November 24, 2020	—
Tim Chen	—	*	—	August 18, 2020	—
Other individuals as a group	28,953,524	8,329,851	0.15 to 0.85	—	—
*	Shares underlying vested options are less than 1% of our total outstanding shares.

Our 2010 Plan, 2014 Plan and 2020 Plan have similar terms, the following paragraphs describe the principal terms of these plans.

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

Vesting Schedule. In general, our plan administrator determines, or the evidence of the award specifies, the vesting schedule.

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

Audit Committee

Our audit committee consists of Sean Shao, Kenneth Chung-Hou Tai and Yoshihisa Ueno, each of whom satisfies the “independence” requirements of Rule 5605 of Nasdaq Stock Market Rules and Rule 10A-3 under the Securities Exchange Act of 1934. Sean Shao is the chair of our audit committee. The purpose of the audit committee is to assist our board of directors with its oversight responsibilities regarding: (i) the integrity of our financial statements, (ii) our compliance with legal and regulatory requirements, (iii) the independent auditor’s qualifications and independence and (iv) the performance of our internal audit function and independent auditor. The audit committee will be responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
●	reviewing with the independent auditors any audit problems or difficulties and management’s response;
●	discussing the annual audited financial statements with management and the independent auditors;
●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;
●	reviewing and approving all proposed related party transactions;
●	meeting separately and periodically with management and the independent auditors; and
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to help ensure proper compliance.

Compensation Committee

Our compensation committee consists of Yoshihisa Ueno, Kenneth Chung-Hou Tai, Erhfei Liu and Yao Li, each of whom satisfies the “independence” requirements of Rule 5605 of Nasdaq Stock Market Rules. Yoshihisa Ueno is the chair of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;
●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors; and
●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Kenneth Chung-Hou Tai and Yoshihisa Ueno, each of whom satisfies the “independence” requirements of Rule 5605 of Nasdaq Stock Market Rules. Kenneth Chung-Hou Tai is the chair of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;
●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and
●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

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

We had 2,220, 2,295 and 2,599 employees as of December 31, 2018, 2019 and 2020, respectively. The following table sets forth the number of our employees by function as of December 31, 2020:

	As of December 31, 2020
	Number of	% of
Functional Area	Employees	Total
Operations	1,345	52%
Sales, marketing and customer support	337	13%
Research and development	182	7%
General and administrative	735	28%
Total	2,599	100%

Among our total employees as of December 31, 2020, 1,361 were located in Beijing, and 1,238 in other cities in China.

Our recruiting efforts include on-campus recruiting, online recruiting and the use of professional recruiters. We partner with leading national research institutions and employ other measures designed to bring us into contact with suitable candidates for employment.

As required by regulations in China, we participate in various government statutory employee benefit plans, including social insurance funds, namely a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund. We are required under PRC law to contribute to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees up to a maximum amount specified by the local government from time to time.

We enter into standard labor contracts with our employees. We also enter into standard confidentiality and non-compete agreements with our senior management. The non-compete restricted period typically expires two years after the termination of employment, and we agree to compensate the employee with a certain percentage of his or her pre-departure salary during the restricted period.

We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

E.Share Ownership

Please refer to “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

ITEM 7.           MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of April 13, 2021, by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5.0% of our ordinary shares.

The calculations in the table below assume there are 862,079,106 ordinary shares issued and outstanding as of April 13, 2021, comprising of 827,197,383 Class A ordinary shares outstanding, excluding treasury shares and Class A ordinary shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards, 34,821,723 Class B ordinary shares, 60,000 Class C ordinary shares issued and outstanding.

Percentage ownership and beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of April 13, 2021, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned
		% of	% of
		beneficial	Voting
	Number	ownership	Power(1)(2)
Directors and Executive Officers:
Sheng Chen(3)	44,761,879	5.2	28.8
Yoshihisa Ueno(4)	3,614,676	*	2.0
Kenneth Chung-Hou Tai	*	*	*
Sean Shao	*	*	*
Erhfei Liu	*	*	*
Yao Li	*	*	*
Samuel Yuan-Ching Shen	*	*	*
Sharon Xiao Liu	*	*	*
Shiqi Wang	*	*	*
Chunfeng Cai	*	*	*
Tim Chen	*	*	*
All Directors and Officers as a Group	52,414,939	6.0	31.0
Principal Shareholders:
Fast Horse Technology Limited(3)(5)	19,670,117	2.3	16.7
Sunrise Corporate Holding Ltd.(3)(6)	18,887,875	2.2	10.9
Tuspark Innovation Venture Limited(7)	94,415,771	11.0	8.0
GIC Private Limited(8)	90,527,634	10.5	7.7
Vector Holdco Pte. Ltd.(9)	49,107,816	5.7	4.2
*	Less than 1% of our total outstanding shares.
(1)	Percentage of total voting power represents voting power with respect to all of our Class A, Class B and Class C ordinary shares, as a single class. Each holder of our Class B ordinary shares is entitled to ten votes per Class B ordinary share and each holder of Class A ordinary shares is entitled to one vote per Class A ordinary share held by our shareholders on all matters submitted to them for a vote. Each holder of Class C ordinary shares is entitled to one vote per Class C ordinary share on all matters submitted to them for a vote, except that we shall only proceed with the following matters with the written consent of the holders holding a majority of the issued and outstanding Class C ordinary shares or with the sanction of a special resolution passed at a separate meeting of the holders of the issued and outstanding Class C ordinary shares: (i) any appointment or removal of directors other than the appointment or removal of directors that is made pursuant to a shareholder’s right under the Investor Rights Agreement, dated January 15, 2015, among us, King Venture Holdings Limited, Xiaomi Ventures Limited and certain other parties named therein, and the Share Subscription Agreement, dated May 23, 2016, between us and Tuspark Innovation Venture Limited; (ii) entry into any agreement by us or our subsidiaries with any shareholder who holds more than 10% of our issued and outstanding share capital or such shareholder’s affiliate, other than agreements entered into in our ordinary course of business with a total contract amount below 10% of our consolidated total revenue in the most recent completed fiscal year; and (iii) any proposed amendments to our memorandum and articles of associations that will amend, alter, modify or change the rights attached to Class C ordinary shares. Our Class A, Class B and Class C ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B and Class C ordinary shares are convertible at any time by the holder into Class A ordinary shares on a 1:1 basis.

(2)	In the computation of the percentages of aggregate voting power, we have included our Series A perpetual convertible preferred shares, the holders of which are entitled to (i) vote with the holders of the Class A ordinary shares on any and all matters submitted for a vote of shareholders and (ii) a number of votes per such Preferred Shares equal to the number of Class A ordinary share into which each such Series A perpetual convertible preferred shares is then convertible at the time of the related record date as if the holders of such Series A perpetual convertible preferred shares were holders of Class A ordinary shares.
(3)	Consists of (i) 19,670,117 Class B ordinary shares held by Fast Horse Technology Limited, a British Virgin Islands company solely owned by Mr. Chen; (ii) 12,187,875 Class B ordinary shares and 6,700,000 Class A ordinary shares held by Sunrise Corporate Holding Ltd., a British Virgin Islands company solely owned by Mr. Chen; (iii) 60,000 Class C ordinary shares, 769,486 Class B ordinary shares and four Class A ordinary shares held by Personal Group Limited, a British Virgin Islands company solely owned by Mr. Chen; (iv) 3,894,737 Class A ordinary shares held by Beacon Capital Group Inc. a British Virgin Islands company solely owned by Mr. Chen; and (v) 1,479,660 Class A ordinary shares upon vesting of Mr. Chen’s restricted share units within 60 days of December 31, 2020. The business address for Mr. Chen is Guanjie Building, Southeast 1st Floor, 10# Jiuxianqiao East Road, Chaoyang District, Beijing 100016, China.
(4)	Consists of (i) 2,194,200 Class B ordinary shares and 1,344,228 Class A ordinary shares held by Synapse Holdings Limited, and (ii) 76,248 Class A ordinary shares upon vesting of Mr. Ueno’s restricted share units within 60 days of December 31, 2020. Mr. Ueno is a director of our company appointed by Synapse Holdings Limited. The business address for Mr. Ueno is 1108, 11/F, Dominion Centre, 43-59 Queen’s Road East, Wan Chai, Hong Kong.
(5)	Consists of 19,670,117 Class B ordinary shares. Fast Horse Technology Limited is 100% owned by Sheng Chen. The registered address for Fast Horse Technology Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(6)	Consists of 6,700,000 Class A ordinary shares and 12,187,875 Class B ordinary shares. Sunrise Corporate Holding Ltd. is 100% owned by Sheng Chen. The registered address for Sunrise Corporate Holding Ltd. is Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.
(7)	Consists of 94,415,771 Class A ordinary shares. The business address for Tuspark Innovation Venture Limited. is 16/F, Block A, Innovation Park, Tsinghua Science Park, Haidian District, Beijing, the People’s Republic of China.
(8)	Consists of (i) 72,153,492 Class A ordinary shares over which GIC Private Limited has sole voting power and (ii) 18,374,142 Class A ordinary shares over which GIC Private Limited has shared voting power. Information set forth above is based upon GIC Private Limited’s Schedule 13G/A filing with the SEC on February 12, 2021. The business address of GIC Private Limited is 168 Robinson Road, #37-01 Capital Tower, Singapore 068912.
(9)	Consists of 49,107,816 Class A ordinary shares held in the form of ADSs by (i) Vector Holdco Pte. Ltd. (“Vector Holdco”), a private limited company incorporated under the laws of Singapore, (ii) BTO Vector Fund FD (CYM) L.P.(“Vector Fund FD”), a limited partnership established under the laws of the Cayman Islands, and (iii) BTO Vector Fund ESC (CYM) L.P. (“Vector Fund ESC”), an exempted limited partnership registered under the laws of the Cayman Islands. BTO Super Holding (NQ) Co. III Pte. Ltd. (“BTO Super Holding”) is the 100% equity owner of Vector Holdco. Blackstone Tactical Opportunities SG II (Cayman) L.P. (“BTO SG”) is the 100% equity owner of BTO Super Holding. BTO Holdings (Cayman)—NQ Manager L.L.C. (“BTO Holdings”) is the general partner of Vector Fund ESC and Vector Fund FD. Blackstone Tactical Opportunities Management Associates (Cayman)—NQ L.P. (“BTOMA”) is the managing member of BTO Holdings and the general partner of BTO SG. BTO GP—NQ L.L.C. (“BTO GP”) and Blackstone Tactical Opportunities LR Associates (Cayman)—NQ Ltd. (“BTOLRA”) are the general partners of BTOMA with BTO GP controlling BTOMA with respect to all matters other than voting of securities of underlying portfolio companies, which power is held by the Class B shareholders of BTOLRA, who are certain senior personnel of Blackstone. Blackstone Holdings IV L.P. (“Blackstone IV”) is the sole member of BTO GP and the sole Class A shareholder of BTOLRA. Blackstone Holdings IV GP L.P. (“Blackstone IV GP”) is the general partner of Blackstone IV. Blackstone Holdings IV GP Management (Delaware) L.P. (“Blackstone IV GP Management (Delaware)”) is the general partner of Blackstone IV GP. Blackstone Holdings IV GP Management L.L.C. (“Blackstone IV GP Management”) is the general partner of Blackstone IV GP Management (Delaware). The Blackstone Group Inc. is the sole member of Blackstone IV GP Management. Blackstone Group Management L.L.C. is the sole holder of the Class C common stock of The Blackstone Group Inc. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. Information set forth above is based upon Vector Holdco’s Schedule 13D/A filing with the SEC on April 1, 2021. The registered address of Vector Holdco is c/o Intertrust Singapore Corporate Services Pte. Ltd. 77 Robinson Road, #13-00 Robinson 77, Singapore. The registered address of each of Vector Fund FD and Vector Fund ESC is c/o Intertrust Corporate Services (Cayman) Limited 190 Elgin Avenue Grand Cayman, KY1-9005, Cayman Islands.

Our ordinary shares are divided into Class A ordinary shares, Class B ordinary shares and Class C ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share and holders of Class C ordinary shares are entitled to one vote per share, except that we shall only proceed with the following matters with the written consent of the holders holding a majority of the issued and outstanding Class C ordinary shares or with the sanction of a special resolution passed at a separate meeting of the holders of the issued and outstanding Class C ordinary shares: (i) any appointment or removal of directors other than the appointment or removal of directors that is made pursuant to a shareholder’s right under the Investor Rights Agreement, dated January 15, 2015, among the Company, King Venture Holdings Limited, Xiaomi Ventures Limited and certain other parties named therein, and the Share Subscription Agreement, dated May 23, 2016, between Company and Tuspark Innovation Venture Limited; (ii) entry into any agreement by us or our subsidiaries with any shareholder who holds more than 10% of our issued and outstanding share capital or such shareholder’s affiliate, other than agreements entered into in our ordinary course of business with a total contract amount below 10% of our consolidated total revenue in the most recent completed fiscal year; and (iii) any proposed amendments to our memorandum and articles of associations that will amend, alter, modify or change the rights attached to Class C ordinary shares. We issued Class A ordinary shares represented by our ADSs in our initial public offering in April 2011 and issued Class C ordinary shares in October 2019 to further enhance our ability to execute business strategies over the long term under the leadership of our board and senior management. Holders of our Class B ordinary shares or Class C ordinary shares may choose to convert their Class B ordinary shares or Class C ordinary shares into the same number of Class A ordinary shares at any time. We have been informed that Tuspark Innovation Venture Limited has also agreed to sell and transfer additional ordinary shares to Beacon Capital Group Inc., a company affiliated with Mr. Josh Sheng Chen. If this additional share transfer is consummated, Tuspark Innovation Venture Limited will retain a small shareholding of less than 5% in the Company.

To our knowledge, as of April 13, 2021, a total of 753,491,302 Class A ordinary shares and 16 Class B ordinary shares are held by eleven record holders in the United States, including Citibank N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

B.Related Party Transactions

Transactions with Shareholders and Affiliates

On August 15, 2018, 21Vianet Beijing entered into a lease agreement with Beijing Tuspark, a company controlled by Tus-Holdings, to lease certain floors of a building owned by Beijing Tuspark for a term of 20 years expiring on September 27, 2038, which will extend for another 20 years upon signing of a renewal agreement prior to 6 months before the expiration of the term. For the year ended December 31, 2020, we paid RMB43.7 million (US$6.7 million) rental to Beijing Tuspark. We also had non-current receivables due from, current payables due to, and non-current payables due to Beijing Tuspark, in the amount of RMB11.9 million (US$1.8 million), RMB13.6 million (US$2.1 million), and RMB716.0 million (US$109.7 million), respectively.

We currently lease certain equipment from Ziguang Financial Leasing Co., Ltd., a company controlled by Tus-Holdings, through certain finance lease arrangements. For the year ended December 31, 2020, we paid RMB0.1 million (US$0.02 million) lease deposit and RMB30.8 million (US$4.7 million) lease payment to Ziguang Financial Leasing Co., Ltd. We also had current and non-current receivables due from, current payables due to, and non-current payables due to Ziguang Financial Leasing Co., Ltd., in the amount of RMB2.0 million (US$0.3 million), RMB6.3 million (US$1.0 million), RMB31.7 million (US$4.9 million) and RMB22.2 million (US$3.4 million), respectively.

For the year ended December 31, 2020, we provided hosting and related services in the amount of RMB3.5 million (US$0.5 million) to Qidi Bus (Beijing) Technology Co., Ltd., a company controlled by Tus-Holdings.

For the year ended December 31, 2020, we purchased services from companies that are under common control with Beijing Huaqing in the amount of RMB4.4 million (US$0.7 million). We also had non-current receivables due from Beijing Huaqing Property Management Co., Ltd, in the amount of RMB1.3 million (US$0.2 million).

For the year ended December 31, 2020, we provided hosting and related services to companies that are under common control with Xiaomi in the amount of RMB527.7 million (US$80.9 million).

For the year ended December 31, 2020, we provided hosting and related services to companies that are under common control with Kingsoft in the amount of RMB0.14 million (US$0.02 million). We purchased services from companies that are under common control with Kingsoft in the amount of RMB16.9 million (US$2.6 million).

For the year ended December 31, 2020, we purchased services from Apurimac Partners Limited, a company controlled by an officer of our Company, in the amount of RMB8.1 million (US$1.2 million). We also had current payables due to Apurimac Partners Limited, in the amount of RMB0.8 million (US$0.1 million).

Other Transactions with Related Parties

Our related party transactions, including services provided by/to our equity method investees and other investees measured using measurement alternative in the ordinary course of business were insignificant for the year ended December 31, 2020.

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

Employment Agreement

Please refer to “Item 6.A. Directors, Senior Management and Employees—Directors and Senior Management—Employment Agreements.”

C.Interests of Experts and Counsel

Not applicable.

ITEM 8.       FINANCIAL INFORMATION

A.Consolidated Statements and Other Financial Information

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

Litigation

In September 2014, our Company and certain of our officers and directors were named as defendants in two putative securities class actions filed in U.S. federal district courts in Texas: Sun v. 21Vianet et al., Civil Action No. 14 CV 926 (E.D. Tex.) and Singh v. 21Vianet et al., Civil Action No. 14 CV 894 (E.D. Tex.). The Sun action originally was filed in the U.S. District Court for the Southern District of Texas, and was transferred to the U.S. District Court for the Eastern District of Texas, or the Court. The complaints in both actions alleged that certain of our Company’s financial statements and other public disclosures contained misstatements or omissions and asserted claims under the U.S. securities laws. On September 15, 2015, the Court entered an order consolidating the cases and on September 21, 2015, the Court entered an order appointing a lead plaintiff and lead counsel for the consolidated case. On September 13, 2016, the lead plaintiff filed an amended complaint against our Company and certain of our personnel and sought to represent a class of persons who allegedly suffered damages as a result of their trading activities related to our Company’s ADSs from August 20, 2013 to August 16, 2016. After our motion to dismiss the case was denied, on April 9, 2018, the lead plaintiff filed an unopposed motion for preliminary approval of class action settlement, requesting that the Court (i) preliminarily approve a settlement agreement, pursuant to which the parties agreed to settle the case for US$9,000,000, (ii) preliminarily certify the proposed settlement class, (iii) approve the parties’ proposed notice to the settlement class, and (iv) set the date for a hearing by the Court to consider the final approval of the settlement and entry of a proposed final judgment approving class action settlement, the plan of allocation of settlement proceeds, and lead counsel’s application for an award of attorneys’ fees and expenses. The Court granted that motion and, on October 31, 2018, held a settlement approval hearing. On November 9, 2018, the Court approved the settlement and issued final judgment, ending the case.

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

Our executive chairman, Mr. Sheng Chen, holds a minority equity interest in Shanghai 21Vianet Information System Co., Ltd. due to historical reasons. As a result of the restriction on equity transfer pursuant to its articles of association, it is not practical for Mr. Chen to transfer his equity interest in Shanghai 21Vianet Information System Co., Ltd. to us or any other parties. Mr. Chen, however, has executed an irrevocable power of attorney, pursuant to which Mr. Chen has appointed 21Vianet Beijing as his attorney-in-fact to attend shareholders’ meeting of Shanghai 21Vianet Information System Co., Ltd. and to exercise all the shareholder’s voting rights. Such power of attorney remains valid and irrevocable so long as Mr. Chen remains the shareholder of Shanghai 21Vianet Information System Co., Ltd.

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

B.Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.       THE OFFER AND LISTING

A.Offering and Listing Details

Our ADSs, each representing six of our Class A ordinary shares, have been listed on the Nasdaq Global Select Market since April 21, 2011 under the symbol “VNET.”

B.Plan of Distribution

Not applicable.

C.Markets

Our ADSs, each representing six of our ordinary shares, have been traded on the Nasdaq Global Select Market since April 21, 2011 under the symbol “VNET.”

D.Selling Shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expenses of the Issue

Not applicable.

ITEM 10.           ADDITIONAL INFORMATION

A.Share capital

Not applicable.

B.Memorandum and Articles of Association

We are a Cayman Islands company and our corporate affairs are governed by our memorandum and articles of association and by the Companies Act (As Revised) and common law of the Cayman Islands.

As of the date hereof, our authorized share capital is US$15,000 divided into (i) 1,199,790,000 Class A Ordinary Shares of a nominal or par value of US$0.00001 each, (ii) 300,000,000 Class B Ordinary Shares of a nominal or par value of US$0.00001 each, (iii) 60,000 Class C Ordinary Shares of a nominal or par value of US$0.00001 each, and (iv) 150,000 series A perpetual convertible preferred shares of a nominal or par value of US$0.00001 each (the “Series A Preferred Shares”). As of April 13, 2021, there are 827,197,383 Class A ordinary shares (excluding treasury shares and Class A ordinary shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards) outstanding, 34,821,723 Class B ordinary shares, 60,000 Class C ordinary shares issued and outstanding.

The following are summaries of material provisions of our currently effective memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our shares.

Registered Office and Objects

The Registered Office of the Company is situated at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other location within the Cayman Islands as our directors may from time to time determine. The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands.

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

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors, subject to the Companies Act and our articles of association. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business.

Conversion. Each Class B ordinary share or each Class C ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares under any circumstances.

Upon any transfer of Class B ordinary shares or Class C ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares or Class C ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares. In addition, any Class C ordinary shares shall be automatically and immediately converted into an equal number of Class A ordinary shares upon the direct or indirect sale or transfer of a majority of the voting securities of, or the direct or indirect sale or transfer of all or substantially all of the assets of, a holder of Class C ordinary shares to any person that is not an affiliate of such holder.

Voting Rights. In respect of matters requiring shareholders’ votes, on a show of hands, each shareholder is entitled to one vote for each ordinary share registered in such shareholder’s name on the register of members of the Company or, on a poll, each Class A ordinary share is entitled to one vote, each Class B ordinary share is entitled to ten votes, and each Class C ordinary shares is entitled to one vote per share, except that we shall only proceed with the following matters with the written consent of the holders holding a majority of the issued and outstanding Class C ordinary shares or with the sanction of a special resolution passed at a separate meeting of the holders of the issued and outstanding Class C ordinary shares: (i) any appointment or removal of directors other than the appointment or removal of directors that is made pursuant to a shareholder’s right under the Investor Rights Agreement, dated January 15, 2015, among the Company, King Venture Holdings Limited, Xiaomi Ventures Limited and certain other parties named therein, and the Share Subscription Agreement, dated May 23, 2016, between Company and Tuspark Innovation Venture Limited; (ii) entry into any agreement by us or our subsidiaries with any shareholder who holds more than 10% of our issued and outstanding share capital or such shareholder’s affiliate, other than agreements entered into in our ordinary course of business with a total contract amount below 10% of our consolidated total revenue in the most recent completed fiscal year; and (iii) any proposed amendments to our memorandum and articles of associations that will amend, alter, modify or change the rights attached to Class C ordinary shares. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by the chairman or by any three shareholders entitled to vote at the meeting, or one or more shareholders holding at least 10% of the paid-up voting share capital or 10% of the total voting rights entitled to vote at the meeting, present in person or by proxy.

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

An ordinary resolution to be passed by the shareholders requires a simple majority of votes attaching to the ordinary shares cast in a general meeting while a special resolution requires no less than two-thirds of the votes attaching to the ordinary shares cast in a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Act and our memorandum and articles of association. A special resolution is required for matters including, but not limited to, amending the memorandum and articles of association of the company, reducing share capital and winding up. Our shareholders may affect certain changes by ordinary resolution, including increasing the amount of our authorized share capital, consolidating and dividing all or any of our share capital into shares of larger amount than our existing shares, and the cancellation of any authorized but unissued shares.

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

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner of such purchase has been approved by an ordinary resolution of our shareholders, or the manner of purchase is in accordance with the procedures set out in our memorandum and articles of association. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. Whenever the capital of our company is divided into different classes, the rights attached to any such class of shares may, subject to any right or restriction attached to any class, be materially adversely varied either with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class will not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking in priority to or pari passu with such previously existing shares.

Inspection of Books and Records. Holders of our ordinary shares will have no right to inspect our corporate records except as conferred by Cayman Islands law or authorized by the board or by ordinary resolution of the shareholders.

C.Material Contracts

On October 14, 2019, we entered into a Share Subscription Agreement with Personal Group Limited, a British Virgin Islands company wholly owned by Mr. Sheng Chen. Pursuant to the Share Subscription Agreement, we issued 60,000 Class C ordinary shares to Personal Group Limited, with the rights, restrictions, preferences and privileges set forth therein, at a price of US$1.35 per share. The holders of Class C ordinary shares are entitled to one vote per share, except that we shall only proceed with the following matters with the written consent of the holders holding a majority of the issued and outstanding Class C ordinary shares or with the sanction of a special resolution passed at a separate meeting of the holders of the issued and outstanding Class C ordinary shares:

●	any appointment or removal of directors other than the appointment or removal of directors that is made pursuant to a shareholder’s right under the Investor Rights Agreement, dated January 15, 2015, among the Company, King Venture Holdings Limited, Xiaomi Ventures Limited and certain other parties named therein, and the Share Subscription Agreement, dated May 23, 2016, between Company and Tuspark Innovation Venture Limited;
●	entry into any agreement by us or our subsidiaries with any shareholder who holds more than 10% of our issued and outstanding share capital or such shareholder’s affiliate, other than agreements entered into in our ordinary course of business with a total contract amount below 10% of our consolidated total revenue in the most recent completed fiscal year; and
●	any proposed amendments to our memorandum and articles of associations that will amend, alter, modify or change the rights attached to Class C ordinary shares.

Each Class C ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, and Class C ordinary shares are not convertible into Class B ordinary shares or preferred shares under any circumstances. Upon any transfer of Class C ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, or upon the direct or indirect sale or transfer of a majority of the voting securities of, or the direct or indirect sale or transfer of all or substantially all of the assets of, a holder of Class C Ordinary Shares to any person that is not an affiliate of such holder, such Class C ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares.

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

On June 22, 2020, we entered into an investment agreement with Affiliates of Vector and Blackstone Tactical Opportunities Fund - FD (Cayman) - NQ L.P, pursuant to which we issued an aggregate of 150,000 Series A perpetual convertible preferred shares to Affiliates of Vector. Dividends on each Series A perpetual convertible preferred share will accrue at 4.5% per annum from the issuance date until the date immediately prior to the conversion date. At any time after the issuance date, Series A convertible preferred shares are convertible into Class A ordinary shares or ADSs at the holder’s option, the number of which will be determined based on a conversion price which is initially US$2.8333 per Class A ordinary shares or US$17.00 per ADS, subject to certain adjustments therein. On March 1, 2021, Affiliates of Vector converted all of their 150,000 Series A perpetual convertible preferred shares into 54,570,816 Class A Ordinary Shares.

Other than in the ordinary course of business and other than those described above, in “Item 4. Information on the Company” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this annual report, we have not entered into any material contract during the two years immediately preceding the date of this annual report.

D.Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Foreign Currency Exchange.”

E.Taxation

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

Certain U.S. Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax considerations of the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder, as defined below, that holds our ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This summary is based on the tax laws of the United States as in effect on the date of this annual report on Form 20-F and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report on Form 20-F, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax considerations described below. No ruling has been sought from the United States Internal Revenue Service (the “IRS”) with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. This summary does not discuss all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual investment circumstances, including the application of estate and gift taxes, the alternative minimum tax, the Medicare contribution tax, special accounting rules under Section 451(b) of the Code, and tax consequences applicable to U.S. Holders subject to special tax rules (for example, banks, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes (and investors therein), tax-exempt entities (including private foundations), , persons who acquired their ADSs or Class A ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation, persons who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), persons that hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, or persons that have a functional currency other than the U.S. dollar), all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any state, local, or non-U.S. tax considerations. Each potential investor is urged to consult its tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of an investment in our ADSs or Class A ordinary shares.

General

For purposes of this summary, a “U.S. Holder” is a beneficial owner of our ADSs or Class A ordinary shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a U.S. person under applicable U.S. Treasury Regulations.

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

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with their terms. U.S. Holders who hold ADSs will be treated as the holder of the underlying Class A ordinary shares represented by those ADSs for U.S. federal income tax purposes.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Passive income generally includes dividends, interest, certain non-active royalties, rents, annuities, net gains from the sale or exchange of property producing such income and certain net foreign currency gains. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s unbooked intangibles are taken into account for determining the value of its assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Although the law in this regard is not entirely clear, we treat our variable interest entities as being owned by us for U.S. federal income tax purposes because we control their management decisions and we are entitled to substantially all of their economic benefits and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our variable interest entities for U.S. federal income tax purposes, we would likely be treated as a PFIC for our taxable year ended December 31, 2020 and for subsequent taxable years.

Assuming that we are the owner of our variable interest entities for U.S. federal income tax purposes, we believe that we primarily operate as an active provider of managed hosting and cloud services in China. Based on the market price of our ADSs and Class A ordinary shares, the value of our assets, and the composition of our assets and income, we believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2020.

While we do not anticipate becoming a PFIC, no assurances regarding our PFIC status can be provided for any past, current or future taxable year. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. In addition, the value of our assets for purposes of the asset test may be determined, in part, by reference to the market price of our ADSs or Class A ordinary shares, so fluctuations in the market price of our ADSs and Class A ordinary shares may cause us to become a PFIC for the current or any subsequent taxable year. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

Furthermore, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current taxable year or any future taxable years. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for any prior, current or subsequent year.

If we are a PFIC for any year during which a U.S. Holder holds our ADSs or Class A ordinary shares, we generally will continue to be treated as a PFIC as to such U.S. Holder for all succeeding years during which such U.S. Holder holds our ADSs or Class A ordinary shares unless we cease to be a PFIC and the U.S. Holder makes a “deemed sale” election with respect to the ADSs or Class A ordinary shares. If such a deemed sale election is made, a U.S. Holder will be deemed to have sold the ADSs or Class A ordinary shares the U.S. Holder holds at their fair market value and any gain from such deemed sale would be subject to the rules described below. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the U.S. Holder’s ADSs or Class A ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and the U.S. Holder will not be subject to the rules described below with respect to any “excess distribution” the U.S. Holder receives from us or any gain from an actual sale or other disposition and consequences of making a deemed sale election if we cease to be a PFIC and such election becomes available.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or Class A ordinary shares. Under the PFIC rules:

●	the excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or Class A ordinary shares;
●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC, or pre-PFIC year, will be taxable as ordinary income;
●	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or Class A ordinary shares cannot be treated as capital, even if such ADSs or Class A ordinary shares are held as capital assets.

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

Distributions

Subject to the PFIC discussion above, any distributions (including the amount of any PRC tax withheld, but not include certain pro rata distributions of Class A ordinary shares of ADSs) paid on our ADSs or Class A ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A ordinary shares, or by the depositary bank, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution paid will generally be treated as a “dividend” for U.S. federal income tax purposes.

Individuals and other non-corporate recipients of dividend income generally will be subject to tax on dividend income from a “qualified foreign corporation” at a rate applicable to “qualified dividend income” rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period and other requirements are met. We will be considered to be a qualified foreign corporation with respect to any dividend we pay on our ADSs or Class A ordinary shares provided that (i) our ADSs or Class A ordinary shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of a comprehensive tax treaty with the United States that the Secretary of Treasury of the United States determines is satisfactory for this purpose and includes an exchange of information program, (ii) we are not treated as a PFIC for U.S. federal income tax purposes for the taxable year in which the dividend was paid or the preceding taxable year, and (iii) certain holding period requirements are met. Because (i) U.S. Treasury guidance indicates that ADSs representing ordinary shares, such as ours, listed on the Nasdaq Global Select Market are considered to be readily tradable on an established securities market in the United States, and (ii) we believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2020, we believe that we are a qualified foreign corporation with respect to dividends paid on the ADSs, but it is unclear whether dividends paid on our Class A ordinary shares that are not represented by ADSs will meet the conditions required for the reduced tax rate. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. U.S. Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

In the event we are deemed to be a resident enterprise under the PRC Enterprise Income Tax Law, dividends paid by us on our ADSs or Class A Ordinary Shares may be subject to PRC withholding taxes at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty). However, it is unclear whether a U.S. Holder would be able to claim the benefits under the United States-PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose) and whether we would be treated as a qualified foreign corporation with respect to dividends paid on both our Class A ordinary shares or ADSs. We cannot guarantee that such dividends will not be subject to PRC withholding taxes and any such tax may reduce the returns on our U.S. Holder’s investment in the ADSs or Class A ordinary shares.

For U.S. foreign tax credit purposes, dividends paid on our ADSs or Class A ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid, if any, on our ADSs or Class A ordinary shares. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any nonrefundable foreign withholding taxes imposed on dividends received on our ADSs or Class A ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Class A Ordinary Shares

Subject to the PFIC discussion above, a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Class A ordinary shares. The gain or loss will generally be capital gain or loss. Any capital gain or loss will be long-term if the ADSs or Class A ordinary shares have been held for more than one year. An individual U.S. Holder or other non-corporate U.S. Holder who has held the ADS or Class A ordinary share for more than one year, will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that recognized by a U.S. Holder will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. However, in the event we are deemed to be a PRC “resident enterprise” under PRC tax law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or Class A ordinary shares, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat such gain as PRC source income. If a U.S. Holder is not eligible for the benefits of the United States-PRC income tax treaty or fails to make the election to treat any gain as foreign source, then such U.S. Holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or Class A Ordinary Shares unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). U.S. holders are urged to consult their tax advisors regarding the tax considerations if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Information with Respect to Foreign Financial Assets

Certain U.S. Holders who are individuals (and, under proposed regulations, certain entities) may be required to report information relating to the Class A ordinary shares or ADSs, subject to certain exceptions (including an exception for Class A ordinary shares or ADSs held in accounts maintained by certain U.S. financial institutions). U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to their ownership and disposition of the Class A ordinary shares or ADSs.

F.Dividends and Paying Agents

Not applicable.

G.Statement by Experts

Not applicable.

H.Documents on Display

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

Our investor relations website is http://ir.21vianet.com. We make available free of charge on our investor relations website our annual reports on Form 20-F and any amendments to such reports as soon as reasonably practicable following the electronic filing of such report with the SEC. In addition, we provide electronic or paper copies of our filings free of charge upon request. The information contained on our website is not part of this or any other report filed with or furnished to the SEC.

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

I.Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure.”

ITEM 11.             QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expenses incurred in respect of bonds payable, borrowings, finance lease liabilities as well as interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. As of December 31, 2020, we had (i) short-term and long-term borrowings (current portions) with an aggregate outstanding balance of RMB214.3 million (US$32.8 million), (ii) long-term borrowings (excluding current portions) with an aggregate outstanding balance of RMB887.0 million (US$135.9 million), and (iii) an outstanding principal balance of US$300.0 million with respect to the 2021 Notes payable.

The short-term bank borrowings bore a weighted average interest rate of 4.46% per annum. The long-term borrowings bore weighted-average interest rate of 5.61% per annum. The 2020 Notes bore an interest rate of 7.000% per annum and an effective interest rate of 6.98% per annum. The 2021 Notes bore an interest rate of 7.875% per annum. We also had RMB285.9 million (US$43.8 million) in short-term investments with original maturities of greater than 90 days but less than 365 days. A hypothetical one percentage point (100 basis-point) decrease in interest rates would have resulted in a decrease of approximately RMB27.6 million (US$4.2 million) in interest expense for the year ended December 31, 2020. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments and interest-bearing obligations carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income and interest expenses may fluctuate due to changes in market interest rates.

Foreign Exchange Risk

We earn most of our revenues and incur most of our expenses in Renminbi, and most of our sales and purchase contracts are denominated in Renminbi. We have not used any derivative financial instruments to hedge our exposure to foreign exchange risk. The Renminbi depreciated by 1.6% against the U.S. dollar in 2019 and then appreciated 6.5% in 2020. The Company intends to hold U.S. dollar-denominated financial assets and will convent to RMB according to the trend of exchange rate changes. As of December 31, 2020, we had total U.S. dollar-denominated cash and cash equivalents, restricted cash and short-term investments in the amount of US$295.9 million. A hypothetical 10% increase in the exchange rate of the U.S. dollar against the RMB would have resulted in an increase of RMB193.0 million (US$29.6 million) in the value of our U.S. dollar-denominated financial assets at December 31, 2020.

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

Inflation Risk

In the last three years, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2018, 2019 and 2020 were 2.1%, 2.9% and 2.5%, respectively. Although we have not been materially affected by inflation in the past, we cannot assure you that we will not be affected in the future by higher rates of inflation in China.

ITEM 12.              DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.Debt Securities

Not applicable.

B.Warrants and Rights

Not applicable.

C.Other Securities

Not applicable.

D.American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

Citibank, N.A., the depositary of our ADS program, collects fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid. Citibank’s principal executive office is located at 388 Greenwich Street, New York, New York, 10013. The depositary bank typically appoints a custodian to safeguard the securities on deposit. In this case, the custodian is Citibank Hong Kong, located at 9/F Citi Tower, One Bay East, 83 Hoi Bun Road, Kwun Tong, Kowloon, Hong Kong. As an ADS holder, you will be required to pay the following service fees to the depositary bank:

Service	Fees
Issuance of ADSs	Up to US$0.05 per ADS issued
Cancellation of ADSs	Up to US$0.05 per ADS canceled
Distribution of cash dividends or other cash distributions	Up to US$0.05 per ADS held
Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights	Up to US$0.05 per ADS held
Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held
Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the Depositary

As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

●	fees for the transfer and registration of Class A ordinary shares charged by the registrar and transfer agent for the Class A ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of Class A ordinary shares);
●	expenses incurred for converting foreign currency into U.S. dollars;
●	expenses for cable, telex and fax transmissions and for delivery of securities;
●	taxes and duties upon the transfer of securities (i.e., when Class A ordinary shares are deposited or withdrawn from deposit); and
●	fees and expenses incurred in connection with the delivery or servicing of Class A ordinary shares on deposit.

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

Fees and Other Payments Made by the Depositary to Us

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. For the year ended December 31, 2020, we were entitled to US$1,171,855.02 from the depositary as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, with the participation of our chief executive officer and chief financial officer, conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2020. In making this assessment, we used the criteria established within the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this assessment, our management has concluded that, as of December 31, 2020, our internal control over financial reporting was effective.

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has audited our internal control over financial reporting as of December 31, 2020 and has issued an attestation report set forth below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of 21Vianet Group, Inc.:

Opinion on Internal Control over Financial Reporting

We have audited 21Vianet Group, Inc.’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, 21Vianet Group, Inc. (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive loss, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2020, and the related notes and our report dated April 28, 2021 expressed an unqualified opinion thereon.

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

April 28, 2021

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

ITEM 16C.              PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP for the periods indicated. We did not pay any other fees to Ernst & Young Hua Ming LLP during the periods indicated below

	For the Years Ended
	December 31,
	2019	2020

	(in US$ thousands)
Audit fees(1)	915	1,163
Audit-related fees(2)	203	854
Tax fees	19	23
Other fees(3)	45	—

Notes:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by Ernst & Young Hua Ming LLP for the audit of our annual financial statements.
(2)	“Audit-related fees” means, for the year ended December 31, 2020, the aggregate fees billed for services provided in connection with issuance of comfort letters and review of financial statements.
(3)	“Other fees” means the aggregate fees billed for professional services in connection with the review of ASC842 in 2019.

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

For the period from January 1 to December 31, 2020, we did not purchase any ADSs under our share repurchase program. The following table sets forth a summary of our repurchase of our ordinary shares and ADSs made in the year 2020:

Maximum
Dollar Value of
			Total Number	ADSs that May
			of ADSs	Yet Be
	Total Number	Average	Purchased as	Purchased
	of	Price	Part of Publicly	Under the
	ADSs	Paid Per	Announced	Program
Period	Purchased(2)	ADS(2)	Program(1)	(US$)
(January 1, 2020—December 31, 2020)(3)	727,273	27.5	—	—
(1)	On December 2, 2019, our board of directors approved a share repurchase program under which we may repurchase up to US$20 million worth of our ADSs, representing Class A ordinary shares, during a 13-month period ending on December 31, 2020.
(2)	Each ADS represents six Class A ordinary shares.
(3)	Pursuant to a share repurchase agreement entered into with King Venture Holdings Limited in December 2020, we agreed to repurchase from King Venture Holdings Limited an aggregate of 4,363,639 Class A ordinary shares (727,273 ADSs) at US$4.5833 per Class A ordinary shares (US$27.50 per ADS), for an aggregate repurchase price of US$20 million.

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

2.5	Description of securities (incorporated by reference to Exhibit 2.5 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 02, 2020)

2.6

Indenture dated April 15, 2019 constituting US$300 million 7.875% Senior Notes due 2021 between the Registrant and Citicorp International Limited, as trustee (incorporated by reference to Exhibit 2.6 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 02, 2020)

2.7*	Indenture dated January 26, 2021 constituting US$600 million 0.00% Convertible Senior Notes due 2026 between the Registrant and Citicorp International Limited, as trustee

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

4.14*	English translation of Loan Agreement dated January 11, 2021, between Abitcool (China) Broadband Inc. and Sheng Chen

4.15*	English translation of Equity Pledge Agreement dated January 11, 2021, between Abitcool (China) Broadband Inc. and Sheng Chen

Exhibit Number	Description of Document

4.16*

English translation of Power of Attorney dated January 11, 2021, by Sheng Chen, the sole shareholder of WiFire Network Technology (Beijing) Co., Ltd. (previously known as aBitcool Small Micro Network Technology (BJ) Co., Ltd.)

4.17*	English translation of Power of Attorney dated January 11, 2021, by Abitcool (China) Broadband Inc.

4.18*

English translation of Exclusive Technology Consulting and Services Agreement dated January 11, 2021, between Abitcool (China) Broadband Inc. and WiFire Network Technology (Beijing) Co., Ltd. (previously known as aBitcool Small Micro Network Technology (BJ) Co., Ltd.)

4.19*

English translation of Exclusive Services Agreement dated January 11, 2021, between Abitcool (China) Broadband Inc. and WiFire Network Technology (Beijing) Co., Ltd. (previously known as aBitcool Small Micro Network Technology (BJ) Co., Ltd.)

4.20*

English translation of Exclusive Call Option Agreement dated January 11, 2021, among WiFire Group Inc. (previously known as aBitcool Broadband Inc.), Sheng Chen and WiFire Network Technology (Beijing) Co., Ltd. (previously known as aBitcool Small Micro Network Technology (BJ) Co., Ltd.)

4.21*

English translation of Commitment Letter dated January 11, 2021 by Sheng Chen and WiFire Network Technology (Beijing) Co., Ltd. (previously known as aBitcool Small Micro Network Technology (BJ) Co., Ltd.)

4.22*	English translation of Commitment Letter dated January 11, 2021 by WiFire Group Inc. (previously known as aBitcool Broadband Inc.)

4.23

2014 Share Incentive Plan, as amended on April 1, 2015 and December 22, 2017 (incorporated by reference to Exhibit 10.1 from our Form S-8 (File No. 333-222521), initially filed with the Commission on January 12, 2018)

4.24

Share Subscription Agreement, dated May 23, 2016, between 21Vianet Group Inc. and Tuspark Innovation Venture Limited (incorporated by reference to Exhibit 7.02 from Form Schedule 13D (File No. 005-86326), initially filed by Tuspark Innovation Venture Limited and other filers with the Commission on July 13, 2016)

4.25

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

4.27

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

4.28

English translation of the lease dated August 15, 2018 by and between the 21ViaNet Broad Band Data Center Co., Ltd. and Beijing Tuspark Harmonious Investment Development Co., Ltd. (incorporated by reference to Exhibit 4.33 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on March 27, 2019)

Exhibit Number	Description of Document

4.29	2020 Share Incentive Plan (incorporated herein by reference to Exhibit 99.1 on Form 6-K furnished to the Commission on May 29, 2020)

4.30

Amended and Restated Investment Agreement dated July 24, 2019 by and among 21Vianet Group, Inc., 21Vianet DRP Investment Holdings Limited and Marble Stone Holdings Limited (incorporated by reference to Exhibit 4.28 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 02, 2020)

4.31

Restructuring Agreement dated July 24, 2019 by and among 21Vianet Group, Inc., 21Vianet DRP Investment Holdings Limited and Marble Stone Holdings Limited (incorporated by reference to Exhibit 4.29 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 02, 2020)

4.32

Amendment to Restructuring Agreement dated January 15, 2020 by and among 21Vianet Group, Inc., 21Vianet DRP Investment Holdings Limited and Marble Stone Holdings Limited (incorporated by reference to Exhibit 4.30 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 02, 2020)

4.33

Share Subscription Agreement dated October 14, 2019 by and between 21Vianet Group, Inc. and Personal Group Limited (incorporated by reference to Exhibit 4.31 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 02, 2020)

4.34

Form of Note Purchase Agreement by and between 21Vianet Group, Inc. and a purchaser (incorporated by reference to Exhibit 99.2 from our Form 6-K (File No. 001-35126), initially furnished with the Commission on February 20, 2020)

4.35*	English translation of Equity Pledge Agreement dated December 10, 2020, among Shanghai Edge Connect Technology Co., Ltd. and the shareholder of Shanghai Zhiyan Yunwei Technology Co., Ltd.

4.36*	English translation of Power of Attorney dated December 10, 2020, by the shareholder of Shanghai Zhiyan Yunwei Technology Co., Ltd.

4.37*	English translation of Exclusive Technical Consulting and Service Agreement dated December 10, 2020, between Shanghai Edge Connect Technology Co., Ltd. and Shanghai Zhiyan Yunwei Technology Co., Ltd.

4.38*	English translation of Exclusive Call Option Agreement dated December 10, 2020, among Shanghai Edge Connect Technology Co., Ltd., Shanghai Zhiyan Yunwei Technology Co., Ltd. and its shareholder

4.39*	English translation of Letter of Undertaking dated December 10, 2020, by Shanghai Zhiyan Yunwei Technology Co., Ltd. and its shareholder

4.40*	English translation of Letter of Undertaking dated December 10, 2020, by Shanghai Edge Connect Technology Co., Ltd.

4.41*

English translation of Supplementary Exclusive Technical Consulting and Service Agreement dated December 10, 2020, among Shanghai Edge Connect Technology Co., Ltd., Shanghai Zhiyan Yunwei Technology Co., Ltd. and its shareholder

4.42*	English translation of Share Repurchase Agreement dated March 23, 2021, between 21Vianet Group, Inc. and Tuspark Innovation Venture Limited

8.1*	List of Subsidiaries and Principal Consolidated Affiliated Entities

11.1

Code of Business Conduct and Ethics of Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document

12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young Hua Ming LLP, Independent Registered Public Accounting Firm

15.2*	Consent of Han Kun Law Offices

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed with this Annual Report on Form 20-F.
**	Furnished with Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

21Vianet Group, Inc.

By:	/s/ Sheng Chen
	Name:	Sheng Chen
	Title:	Executive Chairman of Board of Directors

Date: April 28, 2021

21VIANET GROUP, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of 21Vianet Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of 21Vianet Group, Inc. (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive loss, cash flows and shareholders’ equity for each of the three years in the period ended December 31, 2020 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 28, 2021 expressed an unqualified opinion thereon.

Adoption of New Accounting Standards

As discussed in Note 2 to the consolidated financial statements, the Company changed its method for accounting for lease in the year ended December 31, 2019.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation allowance for deferred tax assets
Description of the Matter

As described in Notes 2 and 24 to the consolidated financial statements, the Company recorded deferred tax assets of RMB851.7 million, net of valuation allowance of RMB170.1 million as of December 31, 2020. The carrying amount of deferred tax assets is reviewed on an entity-by-entity basis and is reduced by a valuation allowance to the extent that it is more-likely-than-not that the benefits of the deferred tax assets will not be realized in future years. The valuation allowance is determined based on the weight of positive and negative evidence including future reversals of existing taxable temporary differences, the adequacy of future taxable income exclusive of reversing temporary differences and verifiable tax planning.

Auditing the valuation allowance for deferred tax assets was complex and required significant auditor judgment and effort because management’s estimate of future taxable income is judgmental and may be affected by future market conditions and the performance of the Company.

How we addressed the matter in our audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls that address the risks of material misstatement relating to the realizability of deferred tax assets. For example, we tested controls over management’s projections of future taxable income.

We performed procedures that included, among others, evaluating the assumptions used by the Company in estimating future taxable income and testing the completeness and accuracy of the underlying data used in the projections. For example, we evaluated the assumptions used by the Company to project future taxable income by comparing the forecasted revenue growth rate to historical revenue growth rates and management’s plan of expanding the Company’s operating capacity as well as current industry trends. We also assessed the historical accuracy of management’s estimates by comparing the historical estimated future taxable income to the actual results.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2010.

Shanghai, the People’s Republic of China

April 28, 2021

21VIANET GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

		As of December 31,
	Notes	2019	2020
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		1,808,483	2,710,349	415,379
Restricted cash		478,873	270,450	41,448
Accounts and notes receivable (net of allowance for doubtful debt of RMB67,828 and RMB68,921 (US$10,563) as of December 31, 2019 and 2020, respectively)	5	657,158	847,233	129,844
Short-term investments	6	363,856	285,872	43,812
Prepaid expenses and other current assets	7	1,618,149	1,866,184	286,005
Amounts due from related parties	25	301,665	75,519	11,574
Total current assets		5,228,184	6,055,607	928,062

Non-current assets:
Property and equipment, net	8	5,443,565	8,106,425	1,242,364
Intangible assets, net	9	410,595	658,195	100,873
Land use rights, net	10	233,154	255,373	39,138
Operating lease right-of-use assets, net	15	1,221,616	1,325,526	203,146
Goodwill	11	989,530	994,993	152,489
Restricted cash		69,821	135,638	20,787
Deferred tax assets, net	24	209,366	185,481	28,426
Long-term investments, net	12	169,653	135,517	20,769
Amounts due from related parties	25	20,654	20,562	3,151
Other non-current assets		277,568	1,500,438	229,952
Total non-current assets		9,045,522	13,318,148	2,041,095
Total assets		14,273,706	19,373,755	2,969,157

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of RMB and US$)

		As of December 31,
	Notes	2019	2020
		RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings (including short-term bank borrowings of the Consolidated VIEs without recourse to the primary beneficiaries of RMB232,323 and RMB34,000 (US$5,211) as of December 31, 2019 and 2020, respectively)	13	234,500	34,000	5,211
Accounts and notes payable (including accounts and notes payable of the Consolidated VIEs without recourse to the primary beneficiaries of RMB211,710 and RMB182,669 (US$27,995) as of December 31, 2019 and 2020, respectively)		303,128	289,387	44,350
Accrued expenses and other payables (including accrued expenses and other payables of the Consolidated VIEs without recourse to the primary beneficiaries of RMB622,160 and RMB981,961 (US$150,492) as of December 31, 2019 and 2020, respectively)	14	978,935	1,631,563	250,048
Advances from customers (including advances from customers of the Consolidated VIEs without recourse to the primary beneficiaries of RMB1,068,692 and RMB1,041,594 (US$159,631) as of December 31, 2019 and 2020, respectively)		1,068,692	1,041,594	159,631
Deferred revenue (including deferred revenue of the Consolidated VIEs without recourse to the primary beneficiaries of RMB52,088 and RMB58,066 (US$8,899) as of December 31, 2019 and 2020, respectively)		57,625	63,245	9,693
Income taxes payable (including income taxes payable of the Consolidated VIEs without recourse to the primary beneficiaries of RMB8,175 and RMB12,743 (US$1,953) as of December 31, 2019 and 2020, respectively)		48,032	29,028	4,449
Amounts due to related parties (including amounts due to related parties of the Consolidated VIEs without recourse to the primary beneficiaries of RMB56,977 and RMB50,193 (US$7,692) as of December 31, 2019 and 2020, respectively)	25	166,935	51,007	7,817
Current portion of long-term borrowings (including current portion of long-term borrowings of the Consolidated VIEs without recourse to the primary beneficiaries of RMB32,500 and RMB165,328 (US$25,338) as of December 31, 2019 and 2020, respectively)	13	32,500	180,328	27,636
Current portion of finance lease liabilities (including current portion of finance lease liabilities of the Consolidated VIEs without recourse to the primary beneficiaries of RMB220,363 and RMB362,760 (US$55,595) as of December 31, 2019 and 2020, respectively)	15	227,115	403,843	61,892
Deferred government grants (including deferred government grants of the Consolidated VIEs without recourse to the primary beneficiaries of RMB2,595 and RMB2,074 (US$318) as of December 31, 2019 and 2020, respectively)	19	2,595	2,074	318
Current portion of bonds payable	16	911,147	1,943,619	297,873
Current portion of operating lease liabilities (including current portion of operating lease liabilities of the Consolidated VIEs without recourse to the primary beneficiaries of RMB410,422 and RMB427,114 (US$65,458) as of December 31, 2019 and 2020, respectively)	15	437,817	452,272	69,314
Total current liabilities		4,469,021	6,121,960	938,232

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of RMB and US$)

		As of December 31,
	Notes	2019	2020
		RMB	RMB	US$
Non-current liabilities:
Long-term borrowings (including long-term borrowings of the Consolidated VIEs without recourse to the primary beneficiaries of RMB79,500 and RMB570,135 (US$87,377) as of December 31, 2019 and 2020, respectively)	13	79,500	886,996	135,938
Bonds payable	16	2,060,708	—	—
Convertible promissory notes	18	—	3,014,057	461,924
Non-current portion of finance lease liabilities (including non-current portion of finance lease liabilities of the Consolidated VIEs without recourse to the primary beneficiaries of RMB549,669 and RMB299,399 (US$45,885) as of December 31, 2019 and 2020, respectively)	15	896,927	688,128	105,460
Unrecognized tax benefits (including unrecognized tax benefits of the Consolidated VIEs without recourse to the primary beneficiaries of RMB1,991 and RMB68,317 (US$10,470) as of December 31, 2019 and 2020, respectively)	24	2,443	68,696	10,528
Deferred tax liabilities (including deferred tax liabilities of the Consolidated VIEs without recourse to the primary beneficiaries of RMB82,725 and RMB155,281 (US$23,798) as of December 31, 2019 and 2020, respectively)	24	202,572	299,093	45,838
Deferred government grants (including deferred government grants of the Consolidated VIEs without recourse to the primary beneficiaries of RMB5,906 and RMB4,100 (US$628) as of December 31, 2019 and 2020, respectively)	19	5,906	4,100	628
Amounts due to related parties (including amounts due to related parties of the Consolidated VIEs without resource to the primary beneficiaries of RMB745,899 and RMB747,746 (US$114,597) as of December 31, 2019 and 2020, respectively)	25	745,899	747,746	114,597
Non-current portion of operating lease liabilities (including non-current portion of operating lease liabilities of the Consolidated VIEs without resource to the primary beneficiaries of RMB529,546 and RMB497,268 (US$76,210) as of December 31, 2019 and 2020, respectively)	15	579,102	645,499	98,927
Total non-current liabilities		4,573,057	6,354,315	973,840
Total liabilities		9,042,078	12,476,275	1,912,072
Commitments and contingencies	30

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

		As of December 31,
	Notes	2019	2020
		RMB	RMB	US$
Shareholders’ equity:
Class A Ordinary shares (par value of US$0.00001 per share; 1,200,000,000 and 1,199,790,000 shares authorized; 505,253,850 and 672,024,600 issued and outstanding as of December 31, 2019 and 2020, respectively)	28	34	44	7
Class B Ordinary Shares (par value of US$0.00001 per share; 300,000,000 and 300,000,000 shares authorized; 174,649,638 and 145,875,113 issued and outstanding as of December 31, 2019 and 2020, respectively)	28	12	12	2
Class C Ordinary Shares (par value of US$0.00001 per share; 60,000 and 60,000 shares authorized; 60,000 and 60,000 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	28	—	—	—
Additional paid-in capital		9,202,567	13,083,119	2,005,076
Series A perpetual convertible preferred shares (par value of US$0.00001 per share; nil and 150,000 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	17	—	1,047,468	160,531
Accumulated other comprehensive income (loss)	21	77,904	(55,535)	(8,511)
Statutory reserves		60,469	74,462	11,412
Accumulated deficit		(4,038,390)	(7,235,113)	(1,108,830)
Treasury stock	20	(349,523)	(349,523)	(53,567)
Total 21Vianet Group, Inc. shareholders’ equity		4,953,073	6,564,934	1,006,120

Noncontrolling interest		278,555	332,546	50,965
Total shareholders’ equity		5,231,628	6,897,480	1,057,085
Total liabilities and shareholders’ equity		14,273,706	19,373,755	2,969,157

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of RMB and US$, except for number of shares and per shares data)

		For the years ended December 31,
	Notes	2018	2019	2020
		RMB	RMB	RMB	US$
Net revenues
Hosting and related services		3,401,037	3,788,967	4,829,019	740,080

Cost of revenues
Hosting and related services		(2,456,166)	(2,849,518)	(3,753,008)	(575,174)
Gross profit		944,871	939,449	1,076,011	164,906

Operating income (expenses)
Operating income		5,027	6,862	7,619	1,168
Sales and marketing expenses		(172,176)	(206,309)	(235,012)	(36,017)
Research and development expenses		(92,109)	(88,792)	(112,891)	(17,301)
General and administrative expenses		(462,637)	(415,277)	(535,111)	(82,009)
Reversal (allowance) for doubtful debt		598	(1,557)	(2,393)	(367)
Impairment of receivables from equity investees		—	(52,142)	—	—
Changes in the fair value of contingent purchase consideration payables		13,905	—	—	—
Impairment of long-lived assets		—	—	(81,619)	(12,509)
Total operating expenses		(707,392)	(757,215)	(959,407)	(147,035)

Operating profit		237,479	182,234	116,604	17,871

Interest income		45,186	54,607	31,711	4,860
Interest expense		(236,066)	(345,955)	(380,609)	(58,331)
Gain on deconsolidation of subsidiaries	4	4,843	—	—	—
Loss on debt extinguishment		—	(18,895)	—	—
Other income		58,033	36,380	16,539	2,535
Other expenses		(4,103)	(5,632)	(36,912)	(5,657)
Changes in the fair value of convertible promissory notes		—	—	(2,544,220)	(389,919)
Impairment of long-term investment		—	—	(13,030)	(1,997)
Foreign exchange (loss) gain, net		(81,055)	(27,995)	228,125	34,962

Income (loss) before income taxes and (loss) gain from equity method investments		24,317	(125,256)	(2,581,792)	(395,676)

Income tax expenses	24	(24,411)	(5,437)	(109,336)	(16,756)
(Loss) gain from equity method investments		(186,642)	(50,553)	10,869	1,666

Net loss		(186,736)	(181,246)	(2,680,259)	(410,766)

Net income attributable to noncontrolling interest		(18,329)	(1,046)	(29,088)	(4,458)

Net loss attributable to the 21Vianet Group, Inc.		(205,065)	(182,292)	(2,709,347)	(415,224)
Loss per share:
Basic	27	RMB (0.30)	RMB (0.27)	RMB (4.47)	US$ (0.69)
Diluted	27	RMB (0.30)	RMB (0.27)	RMB (4.47)	US$ (0.69)

Shares used in loss per share computation:
Basic	27	674,732,130	668,833,756	716,888,919	716,888,919
Diluted	27	674,732,130	668,833,756	716,888,919	716,888,919

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of RMB and US$)

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Net loss	(186,736)	(181,246)	(2,680,259)	(410,766)
Other comprehensive income (loss), net of tax of nil
Foreign currency translation adjustments, net of tax of nil	88,652	(8,075)	(133,439)	(20,450)
Other comprehensive income (loss), net of tax of nil	88,652	(8,075)	(133,439)	(20,450)
Comprehensive loss	(98,084)	(189,321)	(2,813,698)	(431,216)
Comprehensive income attributable to noncontrolling interest	(18,329)	(1,046)	(29,088)	(4,458)
Comprehensive loss attributable to 21Vianet Group, Inc.	(116,413)	(190,367)	(2,842,786)	(435,674)

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(186,736)	(181,246)	(2,680,259)	(410,766)
Adjustments to reconcile net loss to net cash generated from operating activities:
Foreign exchange loss (gain), net	81,055	27,995	(228,125)	(34,962)
Changes in the fair value of contingent purchase consideration payables	(13,905)	—	—	—
Gain from settlement of contingent purchase consideration	(500)	—	—	—
Depreciation and amortization	634,606	772,205	988,983	151,568
(Gain) loss on disposal of property and equipment and intangible assets	(7,981)	271	6,032	922
(Reversal) allowance for doubtful debt	(598)	1,557	2,393	367
Share-based compensation expense	59,538	43,916	136,804	20,966
Impairment of receivables from equity investees	—	52,142	—	—
Deferred income tax benefits	(19,776)	(64,887)	(22,508)	(3,450)
Loss (gain) from equity method investments	186,642	50,553	(10,869)	(1,666)
Distribution received from an equity method investment	—	20,200	17,723	2,716
Gain from disposal of equity investments without readily determinable fair value	(20,496)	(5,536)	(257)	(39)
Gain from disposal of equity method investment	(16,509)	(17,853)	—	—
Dividend income of equity investments without readily determinable fair values	(406)	—	—	—
Gain from disposal of subsidiaries	(4,843)	—	—	—
Impairment of long-lived assets	—	—	81,619	12,509
Impairment of a long-term investment	—	—	13,030	1,997
Loss on debt extinguishment	—	18,895	—	—
Lease expense	—	205,787	375,112	57,488
Changes in the fair value of convertible promissory notes	—	—	2,544,220	389,919
Changes in operating assets and liabilities, net of effects of acquisitions and disposals:
Accounts and notes receivable	(68,809)	(156,134)	(171,608)	(26,300)
Prepaid expenses and other current assets	(262,445)	(328,224)	(117,110)	(17,946)
Amounts due from related parties	(38,047)	11,352	37,468	5,742
Accounts and notes payables	41,380	9,185	(13,741)	(2,106)
Unrecognized tax benefits	(9,834)	(4,234)	66,253	10,154
Accrued expenses and other payables	77,744	77,275	91,123	13,966
Deferred revenue	2,001	(129)	5,620	861
Advances from customers	266,793	398,655	(27,098)	(4,153)
Income taxes payable	(198)	34,917	(19,004)	(2,912)
Deferred government grants	(6,643)	500	—	—
Amounts due to related parties	12,933	6,044	(5,605)	(859)
Operating lease liabilities	—	(170,284)	(355,953)	(54,552)
Net cash generated from operating activities	704,966	802,922	714,243	109,464

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of RMB and US$)

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(435,220)	(1,248,834)	(2,473,332)	(379,055)
Purchases of intangible assets	(17,874)	(26,515)	(30,091)	(4,612)
Purchases of land use rights	—	(24,460)	—	—
Proceeds from disposal of property and equipment	15,429	2,484	1,777	272
Proceeds from disposal of land use right	—	—	9,397	1,440
Proceed from disposal of subsidiaries, net	3,389	—	5,802	889
Payments for short-term investments	(98,905)	(436,737)	(328,182)	(50,296)
Payment of loan to a third party	(20,000)	—	(12,562)	(1,925)
Payment of loans to related parties	—	(66,704)	(62,531)	(9,583)
Receipt of loans to third parties	20,413	—	30,000	4,598
Proceeds received from maturity of short-term investments	417,643	312,198	397,575	60,931
Proceeds from disposal of long-term investments	75,653	18,955	1,923	295
Proceeds from dividend income of equity investments without readily determinable fair values	406	—	—	—
Payments for long-term investments	(252,780)	(9,330)	—	—
Prepayments and deposits for acquiring data center	(13,000)	(82,536)	(1,302,601)	(199,633)
Collection of deposit for acquiring data center	—	30,000	106,436	16,312
Payments for acquisitions, net of cash acquired	—	(148,067)	(369,924)	(56,693)
Cash receipt from related parties due to restructuring	—	67,563	140,738	21,569
Payment for other investment activities	—	—	(3,599)	(552)
Net cash used in investing activities	(304,846)	(1,611,983)	(3,889,174)	(596,043)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from loan from a related party	44,038	—	—	—
Repayment of loan from a related party	—	(47,893)	—	—
Proceeds from exercise of stock options	435	429	3,029	464
Proceeds from issuance of ordinary shares	—	572	2,680,421	410,792
Proceeds from Series A perpetual convertible preferred shares	—	—	1,058,325	162,195
Payment of issuance cost of Series A perpetual convertible preferred shares	—	—	(9,374)	(1,437)
Proceeds from issuance of convertible promissory notes	—	—	1,409,385	215,998
Payment of issuance cost of convertible promissory notes	—	—	(18,841)	(2,888)
Payment of conversion cost of convertible promissory notes	—	—	(2,763)	(423)
Proceeds from issuance of 2021 Notes (Note 16)	—	2,012,084	—	—
Payment of issuance cost of 2021 Notes (Note 16)	—	(35,610)	—	—
Repurchase and repayment of 2020 Notes (Note 16)	—	(1,148,092)	(915,543)	(140,313)
Proceeds from long-term bank borrowings	—	—	594,619	91,129
Proceeds from short-term bank borrowings	69,999	234,500	34,000	5,211
Proceeds from other long-term borrowings	—	110,000	374,448	57,387
Repayment of long-term bank borrowings	(70,643)	(85,110)	(33,000)	(5,057)
Repayment of short-term bank borrowings	(69,999)	(50,000)	(234,500)	(35,939)
Repayment and deposits for other long-term borrowings	(48,401)	(19,399)	(125,825)	(19,284)
Payments for purchase of property and equipment through finance leases	(279,886)	(333,614)	(376,232)	(57,660)
Repayment of loan from third parties	—	(67,659)	(169,325)	(25,950)
Contribution from noncontrolling interest in subsidiaries	196,281	8,532	24,903	3,817
Prepayment for future share repurchase plan	—	(9,778)	—	—
Refund of prepayment for share repurchase plan	42,710	—	—	—
Payments for share repurchase	—	(11,840)	(130,472)	(19,996)
Proceeds from discounted notes	95,565	—	—	—
Repayment of notes payable	—	(95,565)	—	—
Net cash (used in) generated from financing activities	(19,901)	461,557	4,163,255	638,046
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	85,333	43,660	(229,064)	(35,106)
Net increase (decrease) in cash and cash equivalents and restricted cash	465,552	(303,844)	759,260	116,361
Cash and cash equivalents and restricted cash at beginning of year	2,195,469	2,661,021	2,357,177	361,253
Cash and cash equivalents and restricted cash at end of year	2,661,021	2,357,177	3,116,437	477,614

Reconciliation of cash and cash equivalents and restricted cash to the consolidated balance sheets
Cash and cash equivalents	2,358,556	1,808,483	2,710,349	415,379
Restricted cash-current	265,214	478,873	270,450	41,448
Restricted cash-non-current	37,251	69,821	135,638	20,787
Total cash and cash equivalents and restricted cash	2,661,021	2,357,177	3,116,437	477,614

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of RMB and US$)

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Supplemental disclosures of cash flow information:
Income taxes paid	(57,407)	(41,684)	(102,330)	(15,683)
Interest paid	(160,984)	(215,889)	(284,270)	(43,566)
Interest received	50,793	59,054	37,817	5,796

Supplemental disclosures of non-cash activities:
Right-of-use assets obtained in exchange for new operating lease liabilities	—	618,126	479,022	73,413
Purchase of property and equipment through finance leases	884,871	357,573	217,190	33,286
Purchase of property and equipment included in accrued expenses and other payables	21,918	344,248	591,187	90,603
Purchase of intangible assets included in accrued expenses and other payables	870	(1,642)	2,862	439
Contingent consideration related to the acquisitions included in amounts due to related parties and accrued expenses and other payables	36,734	—	—	—

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands of RMB and US$, except for number of shares)

									Total
						Accumulated			21Vianet
		Number of			Additional	other			Group, Inc.		Total
		ordinary	Treasury	Ordinary	paid-in	comprehensive	Statutory	Accumulated	shareholders’	Noncontrolling	shareholders’
	Notes	shares	Stock	shares	capital	(loss) income	reserves	deficit	equity	interest	equity
Balance as of January 1, 2018		671,285,766	(337,683)	46	8,980,407	(2,673)	38,736	(3,629,300)	5,049,533	151,471	5,201,004
Consolidated net loss		—	—	—	—	—	—	(205,065)	(205,065)	18,329	(186,736)
Foreign exchange difference		—	—	—	477	88,652	—	—	89,129	—	89,129
Issuance of new shares for share option exercise and restricted share units vested	26	3,070,500	—	—	—	—	—	—	—	—	—
Share-based compensation		—	—	—	67,009	—	—	—	67,009	—	67,009
Disposal of 49% interest in a subsidiary		—	—	—	93,166	—	—	—	93,166	103,115	196,281
Appropriation of statutory reserves	5	—	—	—	—	—	3,667	(3,667)	—	—	—
Disposal of subsidiaries		—	—		—	—	—	—	—	(3,938)	(3,938)
Share options exercised	21	219,972	—	—	435	—	—	—	435	—	435
Restricted share units vested		5,115,558	—	—	—	—	—	—	—	—	—
Settlement of share options and restricted share units with shares held by depository bank		(5,335,530)	—	—	—	—	—	—	—	—	—
Balance as of December 31, 2018		674,356,266	(337,683)	46	9,141,494	85,979	42,403	(3,838,032)	5,094,207	268,977	5,363,184

The accompanying notes are an integral part of these consolidated financial statement

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares)

									Total
						Accumulated			21Vianet
		Number of			Additional	other			Group, Inc.		Total
		ordinary	Treasury	Ordinary	paid-in	comprehensive	Statutory	Accumulated	shareholders’	Noncontrolling	shareholders’
	Notes	shares	Stock	shares	capital	(loss) income	reserves	Deficit	equity	interest	equity
Balance as of January 1, 2019		674,356,266	(337,683)	46	9,141,494	85,979	42,403	(3,838,032)	5,094,207	268,977	5,363,184
Consolidated net loss		—	—	—	—	—	—	(182,292)	(182,292)	1,046	(181,246)
Contribution by noncontrolling interest		—	—	—	—	—	—	—	—	8,532	8,532
Foreign exchange difference		—	—	—	24	(8,075)	—	—	(8,051)	—	(8,051)
Issuance of new shares	28	60,000	—	—	572	—	—	—	572	—	572
Issuance of new shares for share option exercise and restricted share units vested	28	304,200	—	—	—	—	—	—	—	—	—
Share-based compensation		—	—	—	60,048	—	—	—	60,048	—	60,048
Appropriation of statutory reserves	5	—	—	—	—	—	18,066	(18,066)	—	—	—
Share issued to depository bank		6,700,002	—	—	—	—	—	—	—	—	—
Share repurchase		(1,456,980)	(11,840)	—	—	—	—	—	(11,840)	—	(11,840)
Share options exercised	23	33,869	—	—	429	—	—	—	429	—	429
Restricted share units vested		5,136,306	—	—	—	—	—	—	—	—	—
Settlement of share options and restricted share units with shares held by depository bank		(5,170,175)	—	—	—	—	—	—	—	—	—
Balance as of December 31, 2019		679,963,488	(349,523)	46	9,202,567	77,904	60,469	(4,038,390)	4,953,073	278,555	5,231,628

The accompanying notes are an integral part of these consolidated financial statement

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares)

						Series A				Total
						perpetual	Accumulated			21Vianet
		Number of			Additional	convertible	other			Group, Inc.		Total
		ordinary	Treasury	Ordinary	paid-in	preferred	comprehensive	Statutory	Accumulated	shareholders’	Noncontrolling	shareholders’
	Notes	shares	Stock	shares	capital	shareholders	(loss) income	reserves	deficit	equity	interest	equity
Balance as of January 1, 2020		679,963,488	(349,523)	46	9,202,567	—	77,904	60,469	(4,038,390)	4,953,073	278,555	5,231,628
Consolidated net loss		—	—	—	—	—	—	—	(2,709,347)	(2,709,347)	29,088	(2,680,259)
Contribution by noncontrolling interest		—	—	—	—	—	—	—	—	—	24,903	24,903
Cumulative adjustment for changes in accounting policy		—	—	—	—	—	—	—	(2,740)	(2,740)	—	(2,740)
Issuance of new shares		118,754,028	—	8	2,680,283	—	—	—	—	2,680,291	—	2,680,291
Issuance of perpetual convertible preferred shares		—	—	—	—	1,047,468	—	—	—	1,047,468	—	1,047,468
Deemed distribution to perpetual convertible preferred shares		—	—	—	470,643	—	—	—	(470,643)	—	—	—
Foreign exchange difference		—	—	—	—	—	(133,439)	—	—	(133,439)	—	(133,439)
Cancellation of shares issued in prior years		(104,304)	—	—	—	—	—	—	—	—	—	—
Conversion of convertible promissory notes		23,710,140	—	2	717,606	—	—	—	—	717,608	—	717,608
Shares repurchase		(4,363,639)	—	—	(130,650)	—	—	—	—	(130,650)	—	(130,650)
Share-based compensation	26	—	—	—	139,641	—	—	—	—	139,641	—	139,641
Appropriation of statutory reserves		—	—	—	—	—	—	13,993	(13,993)	—	—	—
Share options exercised	21	459,168	—	—	3,029	—	—	—	—	3,029	—	3,029
Restricted share units vested		2,603,430	—	—	—	—	—	—	—	—	—	—
Settlement of share options and restricted share units with shares held by depository bank		(3,062,598)	—	—	—	—	—	—	—	—	—	—
Balance as of December 31, 2020		817,959,713	(349,523)	56	13,083,119	1,047,468	(55,535)	74,462	(7,235,113)	6,564,934	332,546	6,897,480
Balance as of December 31, 2020 US$			(53,567)	9	2,005,076	160,531	(8,511)	11,412	(1,108,830)	1,006,120	50,965	1,057,085

The accompanying notes are an integral part of these consolidated financial statements

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, unless otherwise stated)

1.    ORGANIZATION

21Vianet Group, Inc. was incorporated under the laws of the Cayman Islands on October 16, 2009 and its principal activity is investment holding. The Company through its consolidated subsidiaries and variable interest entities (the “VIEs”) are principally engaged in the provision of hosting and related services.

(a)	As of December 31, 2020, the significant subsidiaries of the Company and consolidated variable interest entities are as follows:

Entity	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct ownership by the Company	Principal activities
			Direct
Subsidiaries:
21ViaNet Group Limited (“21Vianet HK”)	May 25, 2007	Hong Kong	100%	Investment holding
21Vianet Data Center Co., Ltd. (“21Vianet China”) (1)	June 12, 2000	PRC	100%	Provision of technical and consultation services and rental of long-lived assets
21Vianet (Foshan) Technology Co.,Ltd. (“FS Technology”) (1)	December 20, 2011	PRC	100%	Trading of network equipment, provision of technical and internet data center services
21Vianet Anhui Suzhou Technology Co.,Ltd. (“SZ Technology”) (1)	November 16, 2011	PRC	100%	Trading of network equipment
21Vianet Hangzhou Information Technology Co., Ltd. (“HZ Technology”) (1)	March 4, 2013	PRC	100%	Provision of internet data center services
iJoy Holding Limited (“iJoy BVI”)	May 6, 2011	British Virgin Islands	100%	Investment holding
21Vianet Mobile Limited (“21V Mobile”)	April 30, 2013	Hong Kong	100%	Investment holding and provision of telecommunication services
WiFire Group Inc. (“WiFire Group”)	March 7, 2014	British Virgin Islands	100%	Investment holding
Joytone Infotech Co., Ltd. (“SZ Zhuoaiyi”) (1)	April 30, 2013	PRC	100%	Provision of technical and consultation services
21Vianet Ventures Limited (“Ventures”)	March 6, 2014	Hong Kong	100%	Investment holding
Abitcool (China) Broadband Inc. (“aBitCool DG”) (1)	June 13, 2014	PRC	100%	Dormant company
Diyixian.com Limited (“DYX”)	August 10, 2014	Hong Kong	100%	Provision of virtual private network services
21Vianet Zhuhai Financial Leasing Co., Ltd. (“Zhuhai Financial Leasing”) (1)	April 9, 2015	PRC	100%	Provision of finance leasing business services
21Vianet DRP Investment Holdings Limited (“DRP investment”)	January 10, 2017	Hong Kong	100%	Investment holding
Shihua DC Investment Holdings Limited (“Shihua Investment”)	March 14, 2017	Cayman Islands	51%	Investment holding
21Vianet (Xi’an) Technology Co., Ltd. (“Xi’an Tech”) (1)	July 5, 2012	PRC	51%	Provision of technical and internet data center services
Foshan Zhuoyi Intelligence Data Co., Ltd. (“FS Zhuoyi”) (1)	July 7, 2017	PRC	51%	Provision of internet data center services
Beijing Hongyuan Network Technology Co., Ltd. (“BJ Hongyuan”) (1)	December 8, 2014	PRC	51%	Provision of internet data center services
Dermot Holdings Limited (“Dermot BVI”) (3)	August 8, 2014	British Virgin Islands	100%	Investment holding
Shihua DC Investment Holdings 2 Limited (“Shihua Holdings 2”) (4)	August 20, 2019	Cayman Islands	100%	Investment holding
Shanghai Waigaoqiao Free Trade Zone Hongming Logistics Co., Ltd. (“Hongming Logistics”) (1) / (4)	August 20, 2019	PRC	100%	Provision of internet data center services
Shanghai Edge Connect Technology Co., Ltd. (“SH Edge Connect”) (1)	November 3, 2020	PRC	100%	Provision of technical and internet data center services
Beijing Jianghe Cloud Technology Co.,Ltd. (“BJ JHC”) (1) / (8)	November 17, 2020	PRC	100%	Provision of internet data center services
Beijing Shuntou Green Energy Data Technology Co.,Ltd. (“BJ ST”) (1) / (8)	November 17, 2020	PRC	100%	Provision of internet data center services

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

1.    ORGANIZATION(CONTINUED)

Entity	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct ownership by the Company	Principal activities
Direct
Variable Interest Entities (the “VIEs”):
Beijing Yiyun Network Technology Co., Ltd. (“21Vianet Technology”) (1) / (2)	October 22, 2002	PRC	—	Provision of internet data center services
Beijing iJoy Information Technology Co., Ltd. (“BJ iJoy”) (1) / (2)	April 30, 2013	PRC	—	Provision of internet data center, content delivery network services
WiFire Network Technology (Beijing) Co., Ltd. (“WiFire Network”) (1) / (2)	April 1, 2014	PRC	—	Provision of telecommunication services
Shanghai Zhiyan Yunwei Technology Co.,Ltd. (“SH Zhiyan”) (1) / (2)	December 12, 2020	PRC	—	Provision of telecommunication services

Held directly by 21Vianet Technology:
Beijing 21Vianet Broad Band Data Center Co., Ltd. (“21Vianet Beijing”) (1) / (2)	March 15, 2006	PRC	—	Provision of internet data center services

Held directly by 21Vianet Beijing:
21Vianet (Xi’an) Information Outsourcing Industry Park Services Co., Ltd. (“Xi’an Sub”) (1) / (2)	June 23, 2008	PRC	—	Provision of internet data center services
Langfang Xunchi Computer Data Processing Co., Ltd. (“LF Xunchi”) (1) / (2)	December 19, 2011	PRC	—	Dormant company
Beijing Yilong Xinda Technology Co., Ltd. (“Yilong Xinda”) (1) / (2)	August 6, 2010	PRC	—	Provision of internet data center services
Beijing Yichengtaihe Investment Co., Ltd. (“BJ Yichengtaihe”) (1) / (2)	September 30, 2014	PRC	—	Provision of internet data center services
Guangzhou Lianyun Big Data Co. Ltd. (“GZ Lianyun”) (1) / (2)	April 14, 2016	PRC	—	Provision of internet data center services
Beijing Xianghu Yunlian Technology Co., Ltd. (“Xianghu Yunlian”) (1) / (2)	November 7, 2018	PRC	—	Provision of internet data center services
Shanghai Hujiang Songlian Technology Co., Ltd. (“Hujiang Songlian”) (1) / (2)	December 17, 2018	PRC	—	Provision of internet data center services
Beijing Shuhai Hulian Technology Co., Ltd. (“BJ Shuhai”) (1) / (2)	January 2, 2019	PRC	—	Provision of internet data center services
Nantong Chenghong Cloud Computing Co., Ltd. (“NT Chenghong”) (1) / (2)	December 24, 2019	PRC	—	Provision of internet data center services
Shanghai Shuzhong Investment Management Co., Ltd. (“SH Shuzhong”) (1)/(2)/(5)	June 30, 2020	PRC	—	Provision of internet data center services
Sanhe Shulifang Information Technology Co., Ltd. (“Shulifang”) (1)/(2)/(6)	July 21, 2020	PRC	—	Provision of internet data center services
Langfang Huahai Internet Technology Co., Ltd. (“LF Huahai”) (1)/(2)/(7)	September 11, 2020	PRC	—	Provision of internet data center services

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

1.    ORGANIZATION(CONTINUED)

Entity	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct ownership by the Company	Principal activities

Held directly by SH Zhiyan:
Shanghai Blue Cloud Technology Co., Ltd. (“SH Blue Cloud”) (1) / (2)	March 21, 2013	PRC	—	Provision of Office 365 and Windows Azure platform services

Held directly by DYX and LF Xunchi:
Shenzhen Diyixian Telecommunication Co., Ltd. (“SZ DYX”) (1)	August 10, 2014	PRC	100%	Provision of virtual private network services

(1)	Collectively, the “PRC Subsidiaries”.
(2)	Collectively, the “Consolidated VIEs”.
(3)	On August 10, 2014, the Company and its subsidiary, LF Xunchi, acquired 100% equity interest of Dermot BVI and its subsidiaries (collectively referred to as “Dermot Entities”).
(4)	On August 20, 2019, the Company through its subsidiary, DRP Investment, became the sole shareholder in Shihua Holding 2 and its subsidiaries (Note 4).
(5)	On June 30, 2020, the Company through its subsidiary, Shanghai Shilian Technology Co., Ltd (“SH Shilian”), acquired 100% equity interest of SH Shuzhong (Note 4).
(6)	On July 21, 2020, the Company through its subsidiary, SH Shilian, acquired 100% equity interest of Shulifang (Note 4).
(7)	On September 11, 2020, the Company through its subsidiaries, SH Shilian and 21Vianet Venus International Investment Limited (“21Vianet Venus”), acquired 100% equity interest of LF Huahai (Note 4).
(8)	On November 17, 2020, the Company through its subsidiary, 21Vianet Saturn International Investment Limited (“21Vianet Saturn”) and Beijing Zhongshun Yongfeng Investment Consulting Co.,Ltd. (“YF WFOE”), acquired 100% equity interest of BJ JHC and BJ ST (Note 4).

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

1.    ORGANIZATION (CONTINUED)

(b)	PRC laws and regulations prohibit foreign ownership of internet and telecommunications-related businesses. To comply with these foreign ownership restrictions, the Company conducts its businesses in the PRC through its VIEs using contractual agreements (the “VIE Agreements”). The Company controls four VIEs, namely 21Vianet Technology, BJ iJoy, WiFire Network and SH Zhiyan as of December 31, 2020. The key terms of the VIE Agreements in relation to BJ iJoy, WiFire Network and SH Zhiyan are substantially similar to 21Vianet Technology, except for the terms separately disclosed as below.

The equity interests of 21Vianet Technology are legally held by certain PRC individuals, including Chen Sheng, the Executive Chairman of Board of Directors of the Company and Zhang Jun (collectively the “Nominee Shareholders”. The following is a summary of the key terms of the VIE Agreements of 21Vianet Technology:

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

SH Zhiyan has substantially similar exclusive option agreement except that the term of SH Zhiyan will terminate when SH Edge Connect, the primary beneficiary, purchases all of SH Zhiyan’s equity interest held by the Nominee Shareholder, Shanghai Rongyan Yunqi Technology Co.,Ltd. (“SH Rongyan”).

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

SH Zhiyan has substantially similar exclusive technical consulting and service agreement except that the term for SH Zhiyan would be in effect for an unlimited term unless terminated in writing by SH Edge Connect, the primary beneficiary of VIE SH Zhiyan.

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

The Nominee Shareholders of SH Zhiyan did not enter into any loan agreement to fund the capital injected in SH Zhiyan.

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

The power of attorney agreement in relation to 21Vianet Technology was reassigned to 21Vianet Group, Inc. in September 2010.

Share pledge agreement

Pursuant to the share pledge agreement entered into amongst 21Vianet China, 21Vianet Technology and the Nominee Shareholders, the Nominee Shareholders have contemporaneously pledged all their equity interests in 21Vianet Technology to guarantee the repayment of the loan under the Loan Agreement between 21Vianet China and the Nominee Shareholders. On August 10, 2015, a Notification of Cancellation of share pledge registration was issued by Beijing Administration for Industry and Commerce, Pinggu Branch to cancel the registration of the share pledge by one of the Nominee Shareholders of 21Vianet Technology, Zhang Jun. Such cancellation does not affect the effectiveness of the share pledge agreement and does not lessen the control imposed on the contractual parties of the Company.

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

SH Zhiyan has substantially similar term the Nominee Shareholders of SH Zhiyan did not enter into any loan agreement to fund the capital injected in SH Zhiyan as mentioned above.

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

SH Zhiyan has substantially similar term except that SH Edge Connect provides unlimited financial support to SH Zhiyan for its operations.

Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between the Company and 21Vianet Technology through the irrevocable power of attorney agreement, whereby the Nominee Shareholders effectively assigned all of their voting rights underlying their equity interests in 21Vianet Technology to the Company. In addition, the Company, through 21Vianet China, obtained effective control over 21Vianet Technology through the ability to exercise all the rights of 21Vianet Technology’s shareholders pursuant to the share pledge agreement and exclusive option agreement. The Company demonstrates its ability and intention to continue to exercise the ability to absorb substantially all of the expected losses through the financial support letter. In addition, the Company also demonstrates its ability to receive substantially all of the economic benefits of 21Vianet Technology through 21Vianet China through the consulting and service agreement. Thus, the Company is the primary beneficiary of 21Vianet Technology and consolidates 21Vianet Technology and its subsidiaries under Accounting Standards Codification (“ASC”) Subtopic 810-10, Consolidation: Overall (“ASC 810-10”). Similar conclusion has been reached with respect to the VIE structures with the Company or the Company’s subsidiaries, as the respective primary beneficiaries for other VIEs, i.e., BJ iJoy, WiFire Network and SH Zhiyan.

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

Except for certain property with carrying amounts of RMB134,415 (US$20,600) that were pledged to secure banking borrowings granted to the Company (Note 13), there were no pledges or collateralization of the Consolidated VIEs’ assets. Creditors of the Consolidated VIEs have no recourse to the general credit of the primary beneficiaries of the Consolidated VIEs, and such amounts have been parenthetically presented on the face of the consolidated balance sheets. The Consolidated VIEs operate the data centers and own facilities including data center buildings, leasehold improvements, fiber optic cables, computers and network equipment, which are recognized in the Company’s consolidated financial statements. They also hold certain value-added technology licenses, registered copyrights, trademarks and registered domain names, including the official website, which are also considered as revenue-producing assets. However, none of such assets was recorded on the Company’s consolidated balance sheets as such assets were all acquired or internally developed with insignificant cost and expensed as incurred. In addition, the Company also hires data center operation and marketing workforce for its daily operations and such costs are expensed when incurred. The Company has not provided any financial or other support that it was not previously contractually required to provide to the Consolidated VIEs during the periods presented.

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

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

1.    ORGANIZATION (CONTINUED)

The following tables represent the financial information of the Consolidated VIEs as of December 31, 2019 and 2020 and for the years ended December 31, 2018, 2019 and 2020 before eliminating the intercompany balances and transactions between the Consolidated VIEs and other entities within the Company:

	As of December 31,
	2019	2020
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	591,503	737,556	113,035
Restricted cash	260,961	260,450	39,916
Accounts receivable (net of allowance for doubtful debt of RMB66,416 and RMB67,632 (US$10,365) as of December 31, 2019 and 2020, respectively)	513,440	664,610	101,856
Prepaid expenses and other current assets	1,371,564	1,622,662	248,684
Amounts due from related parties	57,982	12,968	1,987
Total current assets	2,795,450	3,298,246	505,478
Non-current assets:
Property and equipment, net	3,580,341	5,170,878	792,472
Intangible assets, net	151,722	342,288	52,458
Land use rights, net	58,588	46,719	7,160
Operating lease right-of-use assets, net	1,144,846	1,134,073	173,804
Goodwill	302,647	308,110	47,220
Restricted cash	66,119	27,719	4,248
Deferred tax assets, net	180,959	168,181	25,775
Amounts due from related parties	20,654	20,562	3,151
Other non-current assets	262,685	435,144	66,689
Long-term investments, net	189,571	172,593	26,451
Total non-current assets	5,958,132	7,826,267	1,199,428
Total assets	8,753,582	11,124,513	1,704,906
Current liabilities:
Short-term bank borrowings	232,323	34,000	5,211
Accounts payable and notes payable	211,710	182,669	27,995
Accrued expenses and other payables	622,160	981,961	150,492
Advance from customers	1,068,692	1,041,594	159,631
Deferred revenue	52,088	58,066	8,899
Income tax payable	8,175	12,743	1,953
Amounts due to inter-companies (1)	2,786,838	4,248,422	651,099
Amounts due to related parties	56,977	50,193	7,692
Current portion of finance lease liabilities	220,363	362,760	55,595
Current portion of long-term borrowings	32,500	165,328	25,338
Current portion of deferred government grant	2,595	2,074	318
Current portion of operating lease liabilities	410,422	427,114	65,458
Total current liabilities	5,704,843	7,566,924	1,159,681

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

1.    ORGANIZATION (CONTINUED)

	As of December 31,
	2019	2020
	RMB	RMB	US$
Non-current liabilities:
Amounts due to inter-companies (1)	1,020,972	1,020,972	156,471
Amounts due to related parties	745,899	747,746	114,597
Long-term borrowings	79,500	570,135	87,377
Non-current portion of finance lease liabilities	549,669	299,399	45,885
Unrecognized tax benefits	1,991	68,317	10,470
Deferred tax liabilities	82,725	155,281	23,798
Non-current portion of deferred government grant	5,906	4,100	628
Non-current portion of operating lease liabilities	529,546	497,268	76,210
Total non-current liabilities	3,016,208	3,363,218	515,436
Total liabilities	8,721,051	10,930,142	1,675,117

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Net revenues	2,532,854	2,858,176	3,885,141	595,424
Net profit	52,986	111,592	73,748	11,302

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Net cash generated from operating activities	693,620	495,308	748,418	114,700
Net cash generated from (used in) investing activities	132,522	(1,247,764)	(1,943,358)	(297,833)
Net cash (used in) generated from financing activities	(423,467)	885,286	1,302,082	199,553
Net increase in cash and cash equivalents and restricted cash	402,705	132,830	107,142	16,420

(1)	Amounts due to inter-companies consist of intercompany payables to the other companies within the Company for the purchase of telecommunication resources and property and equipment on behalf of the Consolidated VIEs.

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

(c)   Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant estimates and assumptions reflected in the Company’s financial statements include, but are not limited to, determining the valuation allowance for deferred tax assets, determining the fair value of convertible promissory notes and assessing the initial valuation of the assets acquired and liabilities assumed in acquisitions. Changes in facts and circumstances may result in revised estimates. Given the global economic climate and unforeseen effects from COVID-19 pandemic, the process of estimation has become more challenging. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

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

(e)   Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.5250 on December 31, 2020, the last business day in fiscal year 2020, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be converted, realized or settled into US$ at such rate or at any other rate.

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

(g)   Restricted cash

Restricted cash mainly represents amounts held by a few banks in escrow as security for credit facilities, the guarantee of compliance with the network and service requirements of the radio spectrum license awarded by the Hong Kong Telecommunication Authority, the deposits for finance lease, the deposits for a lawsuit with a third party, the deposits held in escrow for the advances received from end customers subscribing Office 365 and Windows Azure services (the disbursement of which shall be agreed by both Microsoft (China) Co., Ltd. (“Microsoft”) and the Company), the deposits for business operation, the deposits for loans.

(h)   Short-term investments

All highly liquid investments with original maturities of greater than three months but less than twelve months, are classified as short-term investments. Interest income is included in earnings.

(i)   Accounts receivable and allowance for doubtful debt

Prior to adopting ASC 326, Financial Instruments-Credit Losses (“ASC326”), accounts receivables are carried at net realizable value. An allowance for doubtful debt is recorded in the period when loss is probable based on an assessment of specific evidence indicating troubled collection, historical experience, accounts aging and other factors in accordance with ASC 310, Receivables. An accounts receivable is written off after all collection effort has ceased.

On January 1, 2020, the Company adopted ASC326 using modified-retrospective transition approach. Following the adoption of this guidance, a cumulative-effect adjustment in accumulated deficit of RMB2,740 was recognized as of January 1, 2020. For the year ended December 31, 2020, the Company recorded credit losses of RMB2,393 (US$367).

Pursuant to ASC 326, an allowance for credit losses for financial assets, including accounts receivable, carried at amortized cost to present the net amount expected to be collected as of the balance sheet date. Such allowance is based on credit losses expected to arise over the life of the asset’s contractual term, which includes consideration of prepayments. Assets are written off when the Company determines that such financial assets are deemed uncollectible and are recognized as a deduction from the allowance for credit losses. Expected recoveries of amounts previously written off, not to exceed the aggregate of the amount previously written off, are included in determining the necessary reserve at the balance sheet date. The Company pools financial assets based on similar risk characteristics to estimate expected credit losses. The Company estimates expected credit losses on financial assets individually when those assets do not share similar risk characteristics. The Company closely monitors its accounts receivable including timely account reconciliations, detailed reviews of past due accounts, updated credit limits, and monthly analysis of the adequacy of their reserve for credit losses.

The Company utilizes a loss rate approach to determine lifetime expected credit losses for its financial assets. This method is used for calculating an estimate of losses based primarily on the Company’s historical loss experience. In determining loss rates, the Company evaluates information related to historical losses, adjusted for current conditions and further adjusted for the period of time that the Company can reasonably forecast. The Company has concluded that it can reasonably support a forecast period for the contractual life of its financial assets. Qualitative and quantitative adjustments related to current conditions and the reasonable and supportable forecast period consider the following: the customer or vendor ’s creditworthiness, changes in the policy and procedures to establish customer credit limits, changes in the payment terms of receivables, existence and effect of any concentration of credit and changes in the level of such concentrations, and the effects of other external forces such as the current and forecasted direction of the economic and business environment.

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

The Company has capitalized certain internal use software development costs in accordance with ASC Subtopic 350-40, Intangibles-Goodwill and Other: Internal-Use Software (“ASC 350-40”), amounting to RMB6,093, RMB13,189, and RMB8,684 (US$1,331) for the years ended December 31, 2018, 2019 and 2020, respectively. The Company capitalizes certain costs relating to software acquired, developed, or modified solely to meet the Company’s internal requirements and for which there are no substantive plans to market the software. These costs mainly include the research staff costs directly associated with the internal-develop software projects during the application development stage. Capitalized internal-use software costs are included in “intangible assets, net”.

Intangible assets have weighted average useful lives from the date of purchase/ acquisition as follows:

Purchased software	5.1 years
Radio spectrum license	15 years
Operating permits*	29.3 years
Contract backlog*	4.9 years
Customer relationships*	8.8 years
Licenses*	15 years
Supplier relationships*	10 years
Trade Names*	20 years
Platform software*	5 years
Non-complete agreements*	5 years
Internal use software	3.8 years
Customer contract*	6.5 years

*	Acquired in the acquisitions of subsidiaries.

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

The Company has elected the package of practical expedients, which allows the Company not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. The Company has lease agreements with lease and non-lease components, which are generally accounted for separately. Lastly, the Company elected the short-term lease exemption for all contracts with lease term of 12 months or less.

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

Leases with an initial lease term of 12 months or less are not recorded on the consolidated balance sheets. Lease expense for these leases is recognized on a straight-line basis over the lease term.

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

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(n)   Long-term investments

The Company’s long-term investments primarily consist of equity investments without readily determinable fair value, equity method investments.

Pursuant to ASC Topic 321, Investments—Equity Securities (“ASC 321”), equity investments, except for those accounted for under the equity method and those that result in consolidation of the investee and certain other investments, are measured at fair value, and any changes in fair value are recognized in earnings. For equity securities without readily determinable fair value and do not qualify for the existing practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Company elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. Equity securities with readily determinable fair value are measured at fair values, and any changes in fair value are recognized in earnings.

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

In accordance with ASC 350, the Company assigned and assessed goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. As of December 31, 2018, 2019 and 2020, there is only hosting and related services and the Company as a whole is one reporting unit.

Pursuant to ASC 350, in 2019 and 2020, the Company performed a qualitative assessment for hosting and related services and completed its annual impairment test for goodwill that has arisen out of its acquisitions. The Company evaluated all relevant factors including, but not limited to, macroeconomic conditions, industry and market conditions, financial performance, and the share price of the Company. The Company weighed all factors in their entirety and concluded that it was not more-likely-than-not the fair value was less than the carrying amount of the reporting unit, and further impairment testing on goodwill was unnecessary. No impairment loss of goodwill in hosting and related services was recognized for the years ended December 31, 2018, 2019 and 2020.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(p)   Impairment of long-lived assets

The Company evaluates long-lived assets, such as fixed assets and purchased or internally developed intangible assets with finite lives for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC Topic 360, Property, Plant and Equipment. When such events occur, the Company assesses the recoverability of the asset group based on the undiscounted future cash flows the asset group is expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset group plus net proceeds expected from disposition of the asset group, if any, is less than the carrying value of the asset group. If the Company identifies an impairment, the Company reduces the carrying amount of the asset group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values and the impairment loss, if any, is recognized in the consolidated statements of operations.

As of December 31, 2020, due to continuing losses, the Company recorded the long-lived assets impairment amounting to RMB81,619 (US$12,509) for one of its asset groups, resulting from excess of the carrying amount of the asset group over the fair value of the asset group. The Company determined the fair value of the asset group using the income approach based on the discounted cash flows associated with the asset group. The discounted cash flows were based on a six-year projection for the asset group, which is consistent with the remaining useful life of its principal asset. The discount rate of 13% was derived and used in the valuations which reflect the market assessment of the risks specific to the Company and its industry and is based on its weighted average cost of capital. No impairment was recognized in other asset groups as there was no impairment indicator identified.

The impairment loss reduced the carrying amount of the long-lived assets of the group on a pro-rata basis using the relative carrying amount of those assets except that the loss allocated to an individual long-lived asset of the group shall not reduce the carrying amount of that asset below its fair value whenever that fair value is determinable without undue cost and effort.

The Company recorded impairment charges associated with its long-lived assets and acquired intangibles as follows:

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Impairment of equipment	—	—	35,793	5,486
Impairment of intangible assets	—	—	38,654	5,924
Impairment of other non-current assets	—	—	7,172	1,099

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(q)   Fair value of financial instruments

The Company’s financial instruments include cash and cash equivalents, restricted cash, short-term investments, accounts receivable and payable, other receivables and payables, bonds payable, short-term and long-term borrowings, available-for-sale investments, liability classified restricted share units (“RSU”) and convertible promissory notes. Other than the bonds payable, long-term borrowings and convertible promissory notes, the carrying values of these financial instruments approximate their fair values due to their short-term maturities.

The carrying amounts of bonds payable and long-term borrowings approximate their fair values since they bear interest rates which approximate market interest rates. The Company carries the bonds payable at face value less unamortized debt discount and issuance cost on its consolidated balance sheets and measures the fair value for disclosure purposes only. The Company elected the fair value option of convertible promissory notes when it initially recognized as financial liability as the fair value better represents the value of the underlying liabilities. The contingent purchase considerations in both cash and shares and share-settled bonus are initially measured at fair value on the acquisition dates of the acquired businesses and the date of grant, respectively, and subsequently remeasured at the end of each reporting period with an adjustment for fair value recorded to the current period income/(expense). Convertible promissory notes are measured at fair value in accordance with ASC 825, Financial Instruments on the issuance date and subsequently remeasured at the end of each reporting period with an adjustment for fair value recorded to the current period income/(expense), however, any fair value changes related to instrument-specific credit risk are recorded to other comprehensive income/(loss).

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

The Company is a principal and records revenue on a gross basis when the Company is primarily responsible for fulfilling the service, has discretion in establishing pricing and controls the promised service before transferring that service to customers. Otherwise, the Company records revenue at the net amounts as commissions.

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

The Company partners with Microsoft to provide Cloud services that allow enterprise and individual customers to run their applications over the internet using the IT infrastructure. Cloud services are generally charged by the Company to the end customers for a fixed amount or based on the actual usage of the cloud resources at predetermined rates over the subscription period, which in general is one year. The Company fulfils its performance obligation of facilitating Microsoft to provide the Cloud services to the end customers by providing, but not limited to, contract processing management, billing, payment collection, maintenance, help desk supports and certain IT infrastructure services. These are considered as a series of distinct services that are substantially the same and have the same pattern of transfer to the customer; therefore, they are accounted for as a single performance obligation that is satisfied over time. The corresponding consideration that the Company is entitled to is recognized as revenue using a time-based method since this best depicts the pattern of the control transfer. Revenue from Cloud services consists of monthly incentive revenues received from Microsoft upon completion of certain conditions and gross billing amount received from end customers net of considerations remitted by the Company to Microsoft. When the contract is modified to add distinct services to the single performance obligation for additional fees, such changes are accounted for prospectively as a termination of the old contract and the creation of a new contract.

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

Deferred revenue represented the Company’s obligation to transfer the goods or services to a customer for which the Company has received consideration (or an amount of consideration is due) from the customer. As of December 31, 2019 and 2020, the Company has deferred revenue amounting up to RMB57,625 and RMB63,245 (US$9,693), respectively. Revenue recognized from opening deferred revenue balance was RMB46,730 (US$7,162) for the year ended December 31, 2020.

The Company’s certain Hosting service contains lease and non-lease components. The Company elected to adopt the practical expedient which allows lessors to combine lease and non-lease components and account for them as one component if 1) the timing and pattern of transfer of the lease component and non-lease component is the same; 2) the lease component should be classified as an operating lease if it were accounted for separately. The combined component is accounted for in accordance with the current lease accounting guidance (“ASC 842”) if the lease component is predominant, and in accordance with the ASC 606 if the non-lease component is predominant. The Company has determined that the non-lease component is the predominant component in Hosting service. Therefore, the Company has accounted for the combined component in accordance with ASC 606.

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

(t)   Advertising expenditures

Advertising expenditures are expensed as incurred and are included in sales and marketing expenses, which amounted to RMB7,968, RMB6,095 and RMB7,779 (US$1,192) for the years ended December 31, 2018, 2019 and 2020, respectively.

(u)   Research and development expenses

Research and development expenses consist primarily of payroll and related personnel costs for routine upgrades and related enhancements of the Company’s services and network. Research and development expenses are expensed as incurred except for costs to develop internal-use software or add significant upgrades and enhancements resulting in additional functionality to internal-use software that meet the capitalization criteria in accordance with ASC Subtopic 350-40, Intangibles-Goodwill and Other, Internal-Use Software.

(v)   Government grants

Government grants are provided by the relevant PRC municipal government authorities to subsidize the cost of certain research and development projects. The amount of such government grants is determined solely at the discretion of the relevant government authorities and there is no assurance that the Company will continue to receive these government grants in the future. Government grants are recognized when it is probable that the Company will comply with the conditions attached to them, and the grants are received. When the grant relates to an expense item, it is recognized in the consolidated statement of operations over the period necessary to match the grant on a systematic basis to the costs that it is intended to compensate, as a reduction of the related operating expense. When the grant relates to an asset, it is recognized as deferred government grants and released to the consolidated statement of operations in equal amounts over the expected useful life of the related asset, when operational, as a reduction of the related depreciation expense.

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

As a result of total interest costs capitalized during the period, the interest expense for the years ended December 31, 2018, 2019 and 2020, was as follows:

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Interest expense and amortization cost of bonds payable	150,098	223,832	223,785	34,297
Interest expense on convertible promissory notes	—	—	18,880	2,893
Interest expense on bank and other borrowings	19,395	14,212	39,424	6,042
Interest expense on finance leases	79,935	120,185	130,196	19,953
Total interest costs	249,428	358,229	412,285	63,185
Less: Total interest costs capitalized	(13,362)	(12,274)	(31,676)	(4,854)
Interest expense, net	236,066	345,955	380,609	58,331

(x)   Income taxes

The Company accounts for income taxes using the liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The carrying amount of deferred tax assets is reviewed on an entity-by-entity basis and is reduced by a valuation allowance to the extent that it is more-likely-than-not that the benefits of the deferred tax assets will not be realized in future years. The valuation allowance is determined based on the weight of positive and negative evidences including future reversals of existing taxable temporary differences, the adequacy of future taxable income exclusive of reversing temporary differences, and verifiable tax planning. The estimated future taxable income involves significant assumptions of forecasted revenue growth that take into consideration of the Company’s historical financial results, its plan of expanding operating capacity as well as current industry trends. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date of the change in tax rate. All deferred income tax assets and liabilities are classified as non-current on the consolidated balance sheets.

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

A cancellation of the terms or conditions of an equity award under original award in exchange for a new award should be treated as modification. The compensation costs associated with the modified awards are recognized if either the original vesting conditions or the new vesting conditions have been achieved. Total recognized compensation cost for the awards is at least equal to the fair value of the original awards at the grant date unless at the date of the modification the performance or service conditions of the original awards are not expected to be satisfied. The incremental compensation cost is measured as the excess of the fair value of the replacement awards over the fair value of original awards at the modification date. Therefore, in relation to the modified awards, the Company recognizes share-based compensation over the vesting periods of the new awards, which comprises (i) the amortization of the incremental portion of share-based compensation over the remaining vesting term, and (ii) any unrecognized compensation cost of original awards, using either the original term or the new term, whichever results in higher expenses for each reporting period. For a modification of a market condition, the incremental portion of share-based compensation and unrecognized compensation cost of original award are recognized over new vesting period. For modification of a liability award that remains a liability after modification, the liability award continues to be remeasured at fair value at each reporting date.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(z)   Loss per share

In accordance with ASC Topic 260, Earnings per Share (“ASC 260”), basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of unrestricted ordinary shares outstanding during the year using two-class method. Under the two-class method, net loss is allocated between ordinary shares and participating securities based on their participating rights. The company’s series A preferred shares (Note 17) are participating securities. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders using two-class method as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Contingently issuable shares, including performance-based share awards and contingent considerations to be settled in shares, are included in the computation of basic earnings per share only when there is no circumstance under which those shares would not be issued. Contingently issuable shares are included in the denominator of the diluted loss per share calculation as of the beginning of the period or as of the inception date of the contingent share arrangement, if later, only when dilutive and when all the necessary conditions have been satisfied as of the reporting period end. For contracts that may be settled in ordinary shares or in cash at the election of the Company, share settlement is presumed, pursuant to which incremental shares relating to the number of shares that would be required to settle the contract are included in the denominator of diluted loss per share calculation if the effect is more dilutive. Ordinary equivalent shares consist of the ordinary shares issuable upon the exercise of the share options, using the treasury stock method and shares issuable upon the conversion of the company’s series A preferred shares and convertible promissory notes using if converted method. Ordinary share equivalents are excluded from the computation of diluted loss per share if their effects would be anti-dilutive.

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

For the years ended December 31, 2018, 2019 and 2020, the Company repurchased nil, 242,830 and nil ADSs for a consideration of nil, RMB11,840 and nil, respectively.

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

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(cc)   Segment reporting

In accordance with ASC Topic 280, Segment Reporting (“ASC 280”), the Company had one reportable segment since the Company’s chief executive officer, who has been identified as the Company’s chief operating decision-maker (“CODM”) formerly relied on the results of operations of hosting and related services when making decisions on allocating resources and assessing performance of the Company, the Company has only one hosting and related services and the CODM reviews the operation result of the Company as a whole. Hosting and related services business focuses primarily on colocation, interconnectivity, cloud, VPN, hybrid IT and other value-added services.

As of December 31, 2018, 2019 and 2020, the Company only had one reporting segment. Because substantially all of the Company’s long-lived assets and revenues are located in and derived from the PRC, geographical segments are not presented.

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

(ff)   Recent accounting pronouncements

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848), which is elective, and provides for optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments apply only to contracts and hedging relationships that reference LIBOR or another reference rate expected to be discontinued due to reference rate reform. These amendments are effective immediately and may be applied prospectively to contract modifications made and hedging relationships entered into or evaluated on or before December 31, 2022. The Company is currently evaluating the impact of reference rate reform and potential impact of adoption of these elective practical expedients on its condensed consolidated financial statements and will consider the impact of adoption during its analysis.

In August 2020, the FASB issued ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which focuses on amending the legacy guidance on convertible instruments and the derivatives scope exception for contracts in an entity’s own equity. ASU 2020-06 simplifies an issuer’s accounting for convertible instruments by reducing the number of accounting models that require separate accounting for embedded conversion features. ASU 2020-06 also simplifies the settlement assessment that entities are required to perform to determine whether a contract qualifies for equity classification. Further, ASU 2020-06 enhances information transparency by making targeted improvements to the disclosures for convertible instruments and earnings-per-share (EPS) guidance, i.e., aligning the diluted EPS calculation for convertible instruments by requiring that an entity use the if-converted method and that the effect of potential share settlement be included in the diluted EPS calculation when an instrument may be settled in cash or shares, adding information about events or conditions that occur during the reporting period that cause conversion contingencies to be met or conversion terms to be significantly changed. This update will be effective for the Company’s fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Entities can elect to adopt the new guidance through either a modified retrospective method of transition or a fully retrospective method of transition. The Company expects to early adopt ASU 2020-06 beginning January 1, 2021 and does not expect any material impact on its financial statement at the date of adoption.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

3.    CONCENTRATION OF RISKS

(a)   Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable, other receivables and amounts due from related parties. As of December 31, 2019 and 2020, the aggregate amount of cash and cash equivalents, restricted cash and short-term investments of RMB1,171,075 and RMB1,419,855 (US$217,602), respectively, were held at major financial institutions located in the PRC, and US$222,638 and US$303,824 (RMB1,982,454), respectively, were deposited with major financial institutions located outside the PRC. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006 that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go into bankruptcy. In addition, since China’s concession to the World Trade Organization, foreign banks have been gradually permitted to operate in China and have been significant competitors against Chinese banks in many aspects, especially since the opening of the Renminbi business to foreign banks in late 2006. Therefore, the risk of bankruptcy of those Chinese banks in which the Company has deposits has increased. In the event of bankruptcy of one of the banks which holds the Company’s deposits, the Company is unlikely to claim its deposits back in full since the bank is unlikely to be classified as a secured creditor based on PRC laws.

(b)   Business, supplier, customer, and economic risk

The Company participates in a relatively dynamic and competitive industry that is heavily reliant operation excellence of the services. The Company believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, result of operations or cash flows:

(i)Business Risk—Third parties may develop technological or business model innovations that address data center and network requirements in a manner that is, or is perceived to be, equivalent or superior to the Company’s services. If competitors introduce services that compete with, or surpass the quality, price or performance of the Company’s services, the Company may be unable to renew its agreements with existing customers or attract new customers at the prices and levels that allow the Company to generate reasonable rates of return on its investment.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

3.    CONCENTRATION OF RISKS (CONTINUED)

(b)   Business, supplier, customer, and economic risk (continued)

(ii)Supplier Risk—The Company’s operations are dependent upon bandwidth and cabinet capacity provided by the third-party telecom carriers. There can be no assurance that the Company will be able to secure the cabinet and bandwidth supply from the third-party telecom carriers, neither the Company is adequately prepared for unexpected increases in bandwidth demands by its customers. The communications capacity the Company has leased, include cabinet and bandwidth, may become unavailable for a variety of reasons, such as physical interruption, technical difficulties, contractual disputes, or the financial health of its third-party providers. Any failure of these network providers to provide the capacity the Company requires may result in a reduction in, or interruption of, service to its customers. A significant portion of the Company’s total bandwidth and cabinet resources are purchased from its five largest suppliers, who collectively accounted for 19%, 21% and 39% of the Company’s total bandwidth and cabinet resources for the years ended December 31, 2018, 2019 and 2020, respectively.
(iii)Customer Risk—The success of the Company’s business going forward will rely in part on Company’s ability to continue to obtain and expand business from existing customers while also attracting new customers. The Company has a diversified base of customers covering its services and the revenue from the largest single entity customer accounted for less than 9% and 8% of the Company’s total net revenues for the years ended December 31, 2018 and 2019, and two single entity customers generated more than 10% of the Company’s total net revenues for the year ended December 31, 2020. Certain customers are local subsidiaries of a telecommunication carrier in China, which the Company views as separate customers as it negotiates with, maintain and support each of these entities given that each of them has the separate decision-making authority and services procurement budget. None of these customers on a stand-alone basis contributed more than 2% of the Company’s revenues in any given year but in the aggregate, they contributed approximately 4%, 4% and 3% of the Company’s total revenues for the years ended December 31, 2018, 2019 and 2020, respectively.
(iv)Political, economic and social uncertainties—The Company’s operations could be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for more than 20 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC political, economic and social conditions. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.
(v)Regulatory restrictions—The applicable PRC laws, rules and regulations currently prohibit foreign ownership of companies that provide internet related services, including hosting and related services. Accordingly, the Company’s subsidiary, 21Vianet China, is currently ineligible to apply for the required licenses for providing IDC services in China. As a result, the Company operates its IDC services in the PRC through its Consolidated VIEs which holds the licenses and permits required to provide IDC services in the PRC. The PRC Government may also choose at anytime to block access to certain website operators which could also materially impact the Company’s ability to generate revenue.

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

(d)   Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The depreciation (appreciation) of the RMB against US$ was approximately 5.0%, 1.6% and (6.5%) in the years ended December 31, 2018, 2019 and 2020, respectively.

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

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

4.    ACQUISITION AND DISPOSAL OF SUBSIDIARIES

Acquisitions in 2020

BJ JHC

On November 17, 2020, the Company through its subsidiaries, YF WOFE and 21Vianet Saturn, acquired 100% equity interests in Splendid Oriental Limited (“Splendid”) which controls BJ JHC and its subsidiary BJ ST at a total cash consideration of RMB432,015 (US$66,209). Among which, RMB200,000 (US$30,651) is refundable if certain conditions are not achieved and is accounted as contingent consideration. The purpose of the transaction is to establish a new data center. As Splendid, BJ JHC and BJ ST do not possess all the elements that are necessary to conduct normal operations as a business and had not yet commenced operations, such acquisition is accounted for as an acquisition of assets. As of December 31, 2020, certain conditions in relation to RMB200,000 (US$30,651) are not met and the corresponding asset is not recognized until the contingency is resolved. The carrying amount of the net identifiable assets were as follows:

	RMB	US$
Net assets acquired:
Property and equipment, net	279,556	42,843
Operating permits (Note 9)	110,418	16,922
Customer contract (Note 9)	33,208	5,089
Operating lease right-of-use assets, net	112,398	17,226
Deferred tax assets	3,150	483
Other non-current assets	4,428	678
Cash and cash equivalents	30,319	4,647
Other current assets	8,833	1,354
Other current liabilities	(90,805)	(13,916)
Operating lease liabilities	(120,120)	(18,409)
Finance lease liabilities	(84,082)	(12,886)
Deferred tax liabilities	(55,288)	(8,473)
Total consideration in cash	232,015	35,558

As of December 31, 2020, the Company, through its subsidiaries, YF WOFE and 21Vianet Saturn, made prepayments amounting to RMB844,309 (US$129,396) to acquire potential equity interests for the purpose of establishing data centers. As the closing conditions have not been achieved and the prepayments were refundable if acquisition is not completed, the prepayments were recorded as other non-current assets on the consolidated balance sheet as of December 31, 2020.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

4.    ACQUISITION AND DISPOSAL OF SUBSIDIARIES (CONTINUED)

Acquisition in 2020 (continued)

SH Shuzhong

On June 30, 2020, as part of its business strategy to expand the existing hosting service, the Company through its subsidiary, SH Shilian, acquired 100% of the equity interests in SH Shuzhong which primarily provides internet data center service from a third party selling shareholder, for a total cash consideration of RMB36,667 (US$5,619). As SH Shuzhong is in operations and possess all the elements that are necessary to conduct normal operations as a business, such acquisition is accounted for as business combination. The initial accounting is incomplete as certain liabilities are provisional.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of the date of acquisition:

	RMB	US$
Property and equipment, net	348,475	53,406
Operating lease right-of-use assets, net	81,034	12,419
Customer contract (Note 9)	33,500	5,134
Purchased software	23	4
Deferred tax assets	14,848	2,275
Other non-current assets	1,685	258
Other current assets	44,774	6,862
Total assets acquired	524,339	80,358
Other current liabilities	(406,932)	(62,365)
Operating lease liabilities	(45,034)	(6,902)
Deferred tax liabilities	(41,169)	(6,309)
Total liabilities assumed	(493,135)	(75,576)
Net assets acquired	31,204	4,782
Purchase consideration	36,667	5,619
Goodwill	5,463	837

The revenue and net profit since the acquisition date included in the consolidated statement of operations for the year ended December 31, 2020 were RMB41,928 (US$6,426) and RMB5,579 (US$855), respectively. The goodwill, which is not tax deductible, is primarily attributable to synergies expected to be achieved from the acquisition.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

4.    ACQUISITION AND DISPOSAL OF SUBSIDIARIES (CONTINUED)

Acquisition in 2020 (continued)

Shulifang

On June 24, 2020, the Company through its subsidiary, SH Shilian, entered into a share purchase agreement to acquire 100% equity interests in Shulifang at a total cash consideration of RMB43,000 (US$6,590) in installment upon achievement of certain conditions which is accounted as contingent consideration and the corresponding asset will only be recognized when the contingency is resolved. The purpose is to establish a new data center. As Shulifang does not possess all the elements that are necessary to conduct normal operations as a business and had not yet commenced operations, such acquisition is accounted for as an acquisition of assets. The transaction was closed on July 21, 2020. As of December 31, 2020, the condition of the last contingent consideration amounted to RMB10,000 (US$1,533) was not yet met. The contingent consideration obligation is not accounted for until the contingency is resolved. Carrying amount of the net identifiable assets of Shulifang were as follows:

	RMB	US$
Net assets acquired:
Operating permits (Note 9)	45,134	6,917
Operating lease right-of-use assets, net	15,206	2,330
Other non-current assets	15,409	2,362
Cash and cash equivalents	53	8
Other current assets	601	91
Operating lease liabilities	(15,206)	(2,330)
Other current liabilities	(16,913)	(2,592)
Deferred tax liabilities	(11,284)	(1,729)
Total consideration in cash	33,000	5,057

LF Huahai

On September 11, 2020 and October 28, 2020, the Company through its subsidiaries, SH Shilian and 21Vianet Venus International Investment Limited (“21Vianet Venus”), acquired 69.93% and 30.07% equity interests in LF Huahai at a total cash consideration of RMB59,500 (US$9,119) and RMB25,500 (US$3,908), respectively. The purpose is to establish a new data center with the acquired property. As LF Huahai does not possess all the elements that are necessary to conduct normal operations as a business and had not yet commenced operations, such acquisition is accounted for as an acquisition of assets. Carrying amount of the net identifiable assets of LF Huahai were as follows:

	RMB	US$
Net assets acquired:
Operating permits (Note 9)	119,352	18,291
Operating lease right-of-use assets, net	183,174	28,073
Other non-current assets	27,524	4,218
Cash and cash equivalents	173	27
Other current assets	4,088	627
Other current liabilities	(35,600)	(5,456)
Operating lease liabilities	(183,873)	(28,180)
Deferred tax liabilities	(29,838)	(4,573)
Total consideration in cash	85,000	13,027

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

4.    ACQUISITION AND DISPOSAL OF SUBSIDIARIES (CONTINUED)

Acquisitions in 2019

BJ Shuhai

On January 2, 2019, the Company through its subsidiary, 21Vianet Beijing acquired 100% equity interests in BJ Shuhai at a total cash consideration of RMB98,255 in installment upon achievement of certain conditions which is accounted as contingent consideration and the corresponding asset will only be recognized when the contingency is resolved. The purpose is to establish a new data center with the acquired property. As BJ Shuhai does not possess all the elements that are necessary to conduct normal operations as a business and had not yet commenced operations, such acquisition is accounted for as an acquisition of assets.

As of December 31, 2020, the condition of the last payment of the total consideration was not yet met. RMB30,000 in relation to the last payment was considered as a contingent consideration. The carrying amounts of the net identifiable assets of BJ Shuhai were as follows:

RMB
Net assets acquired:
Operating permits (Note 9)	100,380
Cash and cash equivalents	59
Other current assets	9,625
Right-of-use assets	129,937
Other current liabilities	(16,714)
Lease liabilities	(129,937)
Deferred tax liabilities	(25,095)
Total consideration in cash	68,255

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

RMB
Net assets acquired:
Property and land use right	150,880
Construction-in-progress	465
Cash and cash equivalents	67,563
Other current assets	1,333,329
Other current liabilities	(1,203,894)
Deferred tax liabilities	(33,096)
Total consideration*	315,247

*	Consideration transferred is the carrying amount of the previously held 49% of equity interest.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

4.    ACQUISITION AND DISPOSAL OF SUBSIDIARIES (CONTINUED)

Acquisition in 2019 (continued)

NT Chenghong

On December 24, 2019, the Company through its subsidiary, 21Vianet Beijing acquired 100% equity interests in NT Chenghong with total cash consideration of RMB80,000. The purpose of this transaction for the Company is to acquire the property to establish a new data center. As NT Chenghong does not possess all the elements that are necessary to conduct normal operations as a business and had not yet commenced operations, such acquisition is accounted for as an acquisition of assets. The carrying amounts of the net identifiable assets of NT Chenghong at the acquisition date were as follows:

RMB
Net assets acquired:
Construction-in-progress	158,471
Equipment	13
Cash and cash equivalents	129
Other current assets	11,840
Other current liabilities	(88,830)
Deferred tax liabilities	(1,623)
Total consideration in cash	80,000

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

5.    ACCOUNTS AND NOTES RECEIVABLE, NET

Accounts and notes receivable and the allowance for doubtful debt consisted of the following:

	As of December 31,
	2019	2020
	RMB	RMB	US$
Accounts receivable	722,840	913,902	140,062
Notes receivable	2,146	2,252	345
Allowance for doubtful debt	(67,828)	(68,921)	(10,563)
	657,158	847,233	129,844

As of December 31, 2019 and 2020, all accounts and notes receivable were due from third party customers. An analysis of the allowance for doubtful debt was as follows:

	For the years ended December 31,
	2019	2020
	RMB	RMB	US$
Balance at beginning of the year	70,970	67,828	10,395
Cumulative adjustment for changes in accounting policy	—	2,740	420
Additional provision charged to expense	485	2,393	367
Write-off of accounts receivable	(3,627)	(4,040)	(619)
Balance at the end of the year	67,828	68,921	10,563

6.    SHORT-TERM INVESTMENTS

Short-term investments consisted of the following as of December 31, 2019 and 2020:

	As of December 31,
	2019	2020
	RMB	RMB	US$
Time deposits	363,856	285,872	43,812

The Company recorded interest income related to its short-term investments amounting to RMB7,303, RMB8,687 and RMB5,712 (US$875) for the years ended December 31, 2018, 2019 and 2020, respectively, in the consolidated statements of operations.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

7.    PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2019	2020
	RMB	RMB	US$
Prepaid expenses	878,155	884,156	135,503
Tax recoverables	570,913	879,237	134,749
Deposits	17,391	31,774	4,870
Loan to third parties	73,557	19,107	2,928
Interest receivables	14,359	1,484	227
Staff advances	1,866	968	148
Others	61,908	49,458	7,580
	1,618,149	1,866,184	286,005

Prepaid expenses mainly represented the unamortized portion of prepayments made to Microsoft for the cloud computing services, the prepayments to telecommunication operators for bandwidth, data centers or cabinets and the prepayments for office expense.

8.    PROPERTY AND EQUIPMENT, NET

Property and equipment, including those held under finance leases, consisted of the following:

	As of December 31,
	2019	2020
	RMB	RMB	US$
At cost:
Property	899,609	1,511,429	231,637
Leasehold improvements	1,458,749	2,609,828	399,974
Computer and network equipment	3,539,709	4,899,577	750,893
Optical fibers	142,723	142,723	21,873
Office equipment	22,102	26,845	4,114
Motor vehicles	2,308	2,668	409
	6,065,200	9,193,070	1,408,900
Less: Accumulated depreciation	(2,514,800)	(3,285,138)	(503,469)
Impairment	—	(35,793)	(5,486)
	3,550,400	5,872,139	899,945
Construction-in-progress	1,893,165	2,234,286	342,419
	5,443,565	8,106,425	1,242,364

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

8.    PROPERTY AND EQUIPMENT, NET (CONTINUED)

Depreciation expense was RMB566,491, RMB696,528 and RMB908,387 (US$139,216) for the years ended December 31, 2018, 2019 and 2020, respectively, and were included in the following captions:

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Cost of revenues	520,791	644,108	850,746	130,382
Sales and marketing expenses	986	2,107	2,399	368
General and administrative expenses	28,727	30,110	29,711	4,553
Research and development expenses	15,987	20,203	25,531	3,913
	566,491	696,528	908,387	139,216

The carrying amounts of the Company’s property and equipment held under finance leases at respective balance sheet dates were as follows:

	As of December 31,
	2019	2020
	RMB	RMB	US$
Property	365,353	921,970	141,298
Computer and network equipment	639,311	1,019,588	156,259
Optical fibers	142,723	137,924	21,138
	1,147,387	2,079,482	318,695
Less: Accumulated depreciation	(408,196)	(661,796)	(101,425)
	739,191	1,417,686	217,270
Construction-in-progress	659,014	92,545	14,183
	1,398,205	1,510,231	231,453

Depreciation of property, computer and network equipment and optical fibers under finance leases was RMB170,264, RMB216,664 and RMB255,458 (US$39,151) for the years ended December 31, 2018, 2019 and 2020, respectively.

The carrying amounts of property and equipment pledged by the Company to secure borrowings (Note 13) granted to the Company at the respective balance sheet dates were as follows:

	As of December 31,
	2019	2020
	RMB	RMB	US$
Property	137,585	264,784	40,580
Leasehold improvements	66,162	90,947	13,938
Computer and network equipment	—	40,871	6,264
Construction-in-progress	—	238,771	36,593

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

9.    INTANGIBLE ASSETS, NET

The following table presented the Company’s intangible assets as of the respective balance sheet dates:

		Radio									Internal
	Purchased	spectrum	Operating	Contract	Customer		Supplier	Trade	Customer	Non-compete	use
	software	license	Permits	backlog	relationships	Licenses	relationships	names	contract	agreements	software	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Intangible assets, net January 1, 2019	47,254	72,908	—	5,162	112,961	3,883	17,070	90,591	—	44	5,440	355,313
Additions	11,128	—	100,380	—	—	—	—	—	—	—	13,189	124,697
Foreign currency translation difference	413	1,200	—	—	—	—	—	—	—	—	—	1,613
Amortization expense	(16,068)	(8,985)	(3,136)	(5,162)	(24,921)	(385)	(3,074)	(5,813)	—	(44)	(3,440)	(71,028)
Intangible assets, net December 31, 2019	42,727	65,123	97,244	—	88,040	3,498	13,996	84,778	—	—	15,189	410,595
Additions	12,893	—	274,904	—	—	—	—	—	66,708	—	8,684	363,189
Foreign currency translation difference	(32)	(4,213)	—	—	—	—	—	—	—	—	—	(4,245)
Amortization expense	(13,689)	(8,403)	(5,189)	—	(24,854)	(385)	(3,074)	(5,813)	(3,602)	—	(7,681)	(72,690)
Impairment	—	(38,654)	—	—	—	—	—	—	—	—	—	(38,654)
Intangible assets, net December 31, 2020	41,899	13,853	366,959	—	63,186	3,113	10,922	78,965	63,106	—	16,192	658,195
Intangible assets, net December 31, 2020 (US$)	6,421	2,123	56,239	—	9,684	477	1,674	12,102	9,671	—	2,482	100,873

Contract backlog relate to the order placed by the customers that have yet to be delivered at the acquisition date. Customer relationships relate to the relationships that arose as a result of existing customer agreements acquired and is derived from the estimated net cash flows that are expected to be derived from the expected renewal of these existing customer agreements after subtracting the estimated net cash flows from other contributory assets. Customer contract related to existing customer agreements acquired and is derived from the estimated net cash flows that are expected to be derived over the contractual period of the existing customer agreements after subtracting the estimated net cash flows from other contributory assets. Licenses mainly represented the telecommunication service license in relation to virtual private network services. Supplier relationships relate to the relationships that arose as a result of existing bandwidth supply agreements with certain network operators, which were valued using a replacement cost method given the relative ease of replacement. Trade names mainly relate to the trade names of Dermot Entities. Operating permits relate to the government authorized high-capacity utilities from the assets acquisitions (Note 4).

The intangible assets are amortized using the straight-line method, which is the Company’s best estimate of how these assets will be economically consumed over their respective estimated useful lives ranging from 1 to 36 years.

Amortization expenses were approximately RMB68,115, RMB71,028 and RMB72,690 (US$11,140) for the years ended December 31, 2018, 2019 and 2020, respectively.

The annual estimated amortization expenses for the intangible assets for each of the next five years are as follows:

	RMB	US$
2021	78,149	11,977
2022	63,039	9,661
2023	41,574	6,371
2024	31,923	4,892
2025	27,424	4,203
	242,109	37,104

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

10.   LAND USE RIGHTS, NET

Land use rights held by the Company represent operating lease prepayments and are amortized over the remaining term of the respective rights.

	As of December 31,
	2019	2020
	RMB	RMB	US$
Cost	249,804	278,138	42,627
Accumulated amortization	(16,650)	(22,765)	(3,489)
Land use rights, net	233,154	255,373	39,138

The carrying amounts of land use rights pledged by the Company to secure borrowings (Note 13) granted to the Company at the respective balance sheet dates were as follows:

	As of December 31,
	2019	2020
	RMB	RMB	US$
Land use rights	15,989	141,000	21,609

11.    GOODWILL

The changes in the carrying amount of goodwill were as follows:

	For the years ended December 31,
	2019	2020
	RMB	RMB	US$
Balance as of January 1	989,530	989,530	151,652
Additions	—	5,463	837
Balance as of December 31	989,530	994,993	152,489

As of December 31, 2018, 2019 and 2020, the Company has performed a qualitative assessment for hosting and related services and no impairment loss was recorded.

12.   LONG-TERM INVESTMENTS, NET

The Company’s long-term investments consisted of the following:

	As of December 31,
	2019	2020
	RMB	RMB	US$
Equity investments without readily determinable fair values	43,824	17,137	2,626
Equity method investments	124,116	116,667	17,880
Available-for-sale debt investments	1,713	1,713	263
	169,653	135,517	20,769

Equity investments without readily determinable fair values

The Company disposed equity investments without readily determinable fair value at a consideration of RMB13,122 and RMB13,500 (US$2,069) in 2019 and 2020, respectively.

The investment income comprised of dividend income of RMB406, RMB461 and RMB607 (US$93), and disposal gain of RMB20,496, RMB5,536 and RMB257 (US$39) for the years ended December 31, 2018, 2019 and 2020, respectively.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

12.   LONG-TERM INVESTMENTS, NET (CONTINUED)

Equity investments without readily determinable fair values (continued)

The Company recorded an impairment loss of long-term investment amounting nil, nil and RMB13,030 (US$1,997) for the years ended December 31, 2018, 2019 and 2020, respectively.

Equity method investments:

				Increase (decrease)
				during
				the year ended
	As of December 31, 2018			December 31, 2019			As of December 31, 2019
		Share	Investments		Share	Distribution/derecognize		Share	Investments
	Cost of	equity	in equity	Cost of	equity gain	of share	Cost of	equity gain	in equity
	investments	gain (loss)	investee	investments	(loss)	equity (gain) loss	investments	(loss)	investee
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Yizhuang Fund	101,000	25,681	126,681	—	1,671	(20,200)	101,000	7,152	108,152
Shihua DC Holdings	366,623	(33,658)	332,965	(337,555)	(17,718)	22,308	29,068	(29,068)	—
Jingliang Inter Cloud	6,000	(34)	5,966	—	(1,894)	—	6,000	(1,928)	4,072
Jingliang Century Cloud	4,000	—	4,000	—	—	—	4,000	—	4,000
Huaye Cloud	23,333	(6,319)	17,014	(23,333)	(11,534)	17,853	—	—	—
ZJK Energy	5,907	(2,157)	3,750	—	212	—	5,907	(1,945)	3,962
WiFire Entities	15,000	(15,000)	—	5,000	(5,000)	—	20,000	(20,000)	—
Qidi Chengxin	—	—	—	3,930	—	—	3,930	—	3,930
	521,863	(31,487)	490,376	(351,958)	(34,263)	19,961	169,905	(45,789)	124,116

				Increase (decrease)
				during
				the year ended
	As of December 31, 2019			December 31, 2020			As of December 31, 2020
		Share	Investments		Share	Distribution/derecognize		Share	Investments	Investments
	Cost of	equity	in equity	Cost of	equity gain	of share	Cost of	equity gain	in equity	in equity
	investments	gain (loss)	investee	investments	(loss)	equity (gain) loss	investments	(loss)	investee	investee
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$
Yizhuang Fund	101,000	7,152	108,152	—	12,254	(17,723)	101,000	1,683	102,683	15,737
Shihua DC Holdings	29,068	(29,068)	—	(29,068)	—	29,068	—	—	—	—
Jingliang Inter Cloud	6,000	(1,928)	4,072	—	(903)	—	6,000	(2,831)	3,169	486
Jingliang Century Cloud	4,000	—	4,000	—	—	—	4,000	—	4,000	613
ZJK Energy	5,907	(1,945)	3,962	—	(803)	—	5,907	(2,748)	3,159	484
WiFire Entities	20,000	(20,000)	—	—	—	—	20,000	(20,000)	—	—
Qidi Chengxin	3,930	—	3,930	—	(274)	—	3,930	(274)	3,656	560
	169,905	(45,789)	124,116	(29,068)	10,274	11,345	140,837	(24,170)	116,667	17,880

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

12.   LONG-TERM INVESTMENTS, NET (CONTINUED)

Equity method investments (continued):

The Company through its subsidiary, 21Vianet Beijing, entered into an agreement to invest in the Yizhuang Venture Investment Fund (“Yizhuang Fund”) as a limited partner since April 2012 with capital injection of RMB101,000 and held 27.694% of the investee as of December 31, 2018, 2019 and 2020. Given the Company holds more than three percent interest in the Yizhuang Fund as a limited partner, the investment is accounted for under the equity method as prescribed in ASC Subtopic 323-10, Investments – Equity Method (“ASC 323-10”). In December 2019 and 2020, the Company received distribution from Yizhuang Fund as return on investments with an amount of RMB20,200 and RMB17,723 (US$2,716), respectively.

In March 2017, the Company through its subsidiary, 21Vianet HK, and Warburg Pincus jointly set up two JVs, Shihua Holdings 2 and Shihua Investment Management (collectively, “Shihua DC Holdings”). The Company injected capital of RMB133,639 and RMB13,537 to acquire 49% of equity interest in Shihua Holdings 2 and Shihua Investment Management, respectively. In the year of 2018, the Company increased the capital injection with the amount of RMB203,916 and RMB15,531 in Shihua Holdings 2 and Shihua Investment Management, respectively. In July 2019, the Company entered into restructuring agreements with Warburg Pincus. Pursuant to the restructuring agreements, Shihua Holdings 2 repurchased and cancelled Warburg Pincus’s share in Shihua Holdings 2. Upon completion of restructuring on August 20, 2019, Shihua Holdings 2 became a wholly-owned subsidiary of the Company (Note 4), thus RMB337,555 and RMB22,308 of cost of investment and accumulative share equity loss in Shihua Holdings 2 were derecognized as of December 31,2019. Pursuant to the restructuring agreements, the Company and Warburg Pincus would inject additional capital on pro-rata basis to liquidate and terminate Shihua Investment Management. Therefore, the Company recognized additional share equity loss in Shihua Investment Management with an amount of RMB16,290 as of December 31, 2019.

In September 2017, after the disposal of 66.67% equity interest in the WiFire Entities, the Company held the remaining 33.33% equity interest in the WiFire Entities, which is accounted for equity method investment at fair value at the disposal date. In 2019, the Company increased capital injection of RMB5,000 in the WiFire Entities. As of December 31, 2020, the equity method investment balance is reduced to nil after the pickup of loss in the WiFire Entities.

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

In March 2018, the Company through its subsidiary, 21Vianet Beijing, acquired 50% equity interest in Guangdong Huaye Cloud Inc. (“Huaye Cloud”) with an amount of RMB23,333, with the ability to exercise significant influence. In November 2019, the Company disposed all its equity interest in Huaye Cloud with a total cash consideration of RMB23,333 and recognized investment loss with an amount of RMB17,853 and disposal gain with an amount of RMB17,853.

In December 2019, the Company through its subsidiary, 21Vianet Beijing, and a third company jointly set up Chengdu Qidi Chengxin Education Limit (“Qidi Chengxin”). The Company injected capital of RMB3,930 and hold 59% of equity interest in Qidi Chengxin. Based on the article of association, the Company cannot exercise control over relevant activities of the investee, but it has the ability to exercise significant influence over operation and financial decisions.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

13.   BORROWINGS

Borrowings were as follows as of the respective balance sheet dates:

	As of December 31,
	2019	2020
	RMB	RMB	US$
Short-term bank borrowings	234,500	34,000	5,211
Long-term bank borrowings, current portion	32,500	68,500	10,498
Other long-term borrowings, current portion	—	111,828	17,138
	267,000	214,328	32,847
Long-term bank borrowings, non-current portion	79,500	605,119	92,738
Other long-term borrowings, non-current portion	—	281,877	43,200
Total borrowings	346,500	1,101,324	168,785

The short-term borrowings outstanding as of December 31, 2019 and 2020 bore a weighted average interest rate of 4.56% and 4.46% per annum, respectively, and were denominated in RMB. These borrowings were obtained from financial institutions and have terms of one year. The long-term borrowings (including current portion) outstanding as of December 31, 2019 and 2020 bore a weighted average interest rate of 5.28% and 5.61% per annum, respectively, and were denominated in RMB. These loans were obtained from financial institutions located in the PRC.

As of December 31, 2019 and 2020, unused loan facilities for bank and other borrowings amounted to RMB326,068 and RMB1,574,556 (US$241,311), respectively.

Borrowings as of December 31, 2019 and 2020 were secured by the following:

December 31, 2019

Short-term bank borrowings	Secured by
(RMB)
34,500	Unsecured borrowings.

200,000	Secured by restricted cash of RMB215,816.
234,500

Long-term bank borrowings (including current portion)	Secured by
(RMB)
112,000	Secured by a subsidiary’s fixed assets and land-use right with net book value of RMB203,747 and RMB15,989, respectively (Note 8/Note 10).
112,000

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

13.  BORROWINGS (CONTINUED)

December 31, 2020

Short-term bank borrowings	Secured by
(RMB)
34,000	Unsecured borrowings.

34,000

Long-term borrowings (including current portion)	Secured by
(RMB)
404,781	Secured by subsidiary’s property and equipment and land-use right with net book value of RMB505,004 (US$77,395) and RMB40,034 (US$6,135), respectively (Note 8/Note 10).
271,861	Secured by a subsidiary’s property and equipment and land-use right with net book value of RMB130,369 (US$19,980) and RMB100,966 (US$15,474), respectively (Note 8/Note 10), and a subsidiary’s stock.
190,682	Unsecured borrowing.
100,000	Secured by a subsidiary’s stock and the restricted cash of RMB104,400 (US$16,000).
100,000	Secured by a subsidiary’s stock.
1,067,324

14.  ACCRUED EXPENSES AND OTHER PAYABLES

The components of accrued expenses and other payables were as follows:

	As of December 31,
	2019	2020
	RMB	RMB	US$
Payables for purchase of property, equipment and software	554,693	1,148,742	176,052
Payroll and welfare payables	179,195	204,732	31,377
Amounts due to the original shareholders for acquired entities *	—	66,466	10,186
Payables for acquisitions	47,805	47,805	7,326
Accrued service fees	52,746	47,572	7,291
Payables for office supplies and utilities	24,562	38,485	5,898
Interest payables	58,961	37,799	5,793
Value-added tax and other taxes payable	14,523	10,473	1,605
Others	46,450	29,489	4,520
	978,935	1,631,563	250,048

* This represented the balance of unpaid cash consideration and the payables in other current liabilities due to original shareholders related to the acquisition of SH Shuzhong and LF Huahai (Note 4).

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

	As of December 31,
	2019	2020
Weighted average remaining lease term:
Operating lease	9.4 years	12.2 years
Finance lease	15.3 years	14.6 years

Weighted average discount rate:
Operating lease	6.09%	6.56%
Finance lease	8.43%	8.63%

Lease cost for finance leases capitalized were immaterial for the years ended December 31, 2019 and 2020.

	For the year ended December 31,
	2019	2020
	RMB	RMB	US$
Lease cost
Finance lease cost:
Depreciation	216,664	255,458	39,151
Interest expenses	120,185	130,196	19,953
Operating lease cost	214,795	478,805	73,380
Total lease cost	551,644	864,459	132,484

Short-term lease cost and variable lease cost for operating leases and finance leases were immaterial for the years ended December 31, 2019 and 2020.

Other information related to leases was as follows:

	For the year ended December 31,
	2019	2020
	RMB	RMB	US$
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash payments for operating leases	193,174	477,189	73,132
Financing cash payments for finance leases	333,614	376,232	57,660

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

15.  LEASES (CONTINUED)

Future lease payments under operating leases and finance leases as of December 31, 2020 were as follows:

	Operating Leases		Finance Leases
	RMB	US$	RMB	US$
2021	415,892	63,738	542,268	83,106
2022	221,680	33,974	293,643	45,003
2023	146,115	22,393	195,320	29,934
2024	103,891	15,922	124,389	19,063
2025	70,494	10,804	95,054	14,568
2026 and thereafter	1,115,382	170,940	1,678,170	257,191
Total future lease payments	2,073,454	317,771	2,928,844	448,865
Less: Imputed interest	(728,543)	(111,654)	(1,286,619)	(197,183)
Present value of future lease payments *	1,344,911	206,117	1,642,225	251,682

*     Present value of future operating lease payments consisted of current portion of operating lease liabilities, non-current portion of operating lease liabilities and operating lease liabilities in amounts due to related parties, amounting to RMB452,272 (US$69,314), RMB645,499 (US$98,927) and RMB247,140 (US$37,876) for the year ended December 31, 2020, respectively.

Present value of future finance lease payments consisted of current portion of finance lease liabilities, non-current portion of finance lease liabilities and finance lease liabilities in amounts due to related parties, amounting to RMB403,843 (US$61,892), RMB688,128 (US$105,460) and RMB550,254 (US$84,330) for the year ended December 31, 2020, respectively.

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

Net proceeds from 2021 Notes after deducting issuance costs were RMB1,976,474. The 2021 Notes are unsecured and rank senior in right of payment to any of the Company’s indebtedness that is expressly subordinated to the bonds; equal in right of payment to any of the Company’s liabilities that are not so subordinated, including the 2020 Notes; effectively junior in the right of payment to any secured indebtedness to the extent of the value of the assets securing such indebtedness; and structurally junior to all indebtedness and other liabilities (including accounts payables) of the Company’s subsidiaries and Consolidated VIEs.

On April 16, 2019, the Company repurchased US$150,839 in principal amount of 2020 Notes, representing approximately 50.28% of the US$300,000 total aggregate principal amount of the 2020 Notes outstanding as at such date. On August 12, 2019, the Company repurchased US$18,000 in principal amount of 2020 Notes. The remaining outstanding 2020 Notes with principal amount of US$131,161 continue to be the obligation of the Company. The Company recognized loss on debt extinguishment of RMB18,895 during the year ended December 31, 2019. On August 4, 2020, the Company repaid the remaining outstanding 2020 Notes with principal amount of US$131,161.

The following table summarizes the aggregate required repayments of the principal amounts of the Company’s long-term borrowings, including the bonds payable, bank and other borrowings (Note 13) in the succeeding five years and thereafter:

	RMB	US$
For the years ending December 31,
2021	2,158,266	330,769
2022	222,796	34,145
2023	152,544	23,378
2024	189,988	29,117
2025	125,244	19,194
2026 and thereafter	222,119	34,041

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

17.  PERPETUAL CONVERTIBLE PREFERRED SHARES

In June 2020, the Company issued 150,000 Series A perpetual convertible preferred shares (the “Series A Preferred Shares”) at the subscription price of 1,000 US dollars per subscribed share for a total cash consideration of US$150,000.

The significant terms of the Series A Preferred Shares are summarized as follows:

Dividends

From and after the original issuance date, cumulative dividends on each Series A Preferred Share will accrue in arrears at the dividend rate of 4.5% per annum on the original issuance price of US$1,000 per subscribed share. All accrued dividends on any Series A Preferred Share will be paid in cash, when, as and if declared by the Board of Directors out of funds legally available therefor or upon a liquidation of the Company.

Holders of the Series A Preferred Shares will also be entitled to receive any dividends declared by the Board of Directors on a pro rata basis with the ordinary shares determined on an as-converted basis. The dividends or distributions shall be distributed among all holders of ordinary shares and Series A Preferred Shares in proportion to the number of ordinary shares that would be held by each such holder if all Series A Preferred Shares had been converted to ordinary shares as of the record date fixed for determining those entitled to receive such distribution.

For dividends on cumulative preferred stock classified in permanent equity, dividends are not recognized until declared by the Board of Directors. As of December 31,2020, no dividend was declared by the Company and the cumulative dividend was RMB22,806 (US$3,495).

Liquidation preference

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Series A Preferred Shares will be entitled to be paid out of the assets of the Company available for distribution to its shareholders before any distribution or payment out of the assets of the Company will be made to the holders of ordinary shares at a preferential amount in cash equal to the greater of (i) the aggregate original issuance price of US$1,000 per Series A Preferred Shares, plus any unpaid, accrued and accumulated dividends on all such Series A Preferred Shares (whether or not declared) and (ii) the aggregate value that such holders of Series A Preferred Shares would have received had all holders of Series A Preferred Shares, immediately prior to such Liquidation, converted all Series A Preferred Shares then outstanding (together with any unpaid, accrued and accumulated dividends thereon) into Class A ordinary shares at the applicable conversion price then in effect.

If the Company has insufficient assets to pay the holders of the Series A Preferred Shares the full preferential amount, (a) the holders of the Series A Preferred Shares will share ratably in any distribution of the remaining assets of the Company in proportion to the respective full preferential amounts which would otherwise be payable to each such holder in full, and (b) the Company will not make or agree to make, or set aside for the benefit of the holders of ordinary shares, any payments to the holders of ordinary shares.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

17.  PERPETUAL CONVERTIBLE PREFERRED SHARES (CONTINUED)

Conversion

Series A Preferred Shares can be converted at any time at the option of the holder into Class A ordinary shares by dividing the original issuance price plus any unpaid, accrued and accumulated dividends up to, but excluding, the conversion date by the conversion price in effect immediately prior to such conversion. Series A Preferred Shares will be mandatorily converted into Class A ordinary shares at any time after six months from the original issuance date when the daily volume-weighted average price of the ADS (“VWAP”) of certain period equals or exceeds the 200% of the conversion price per ADS (“Conversion Threshold”).

Conversion price is initially, US$2.8333 per Class A Ordinary Shares or US$17.00 per ADS and is subject to additional adjustments if the Company makes certain dilutive issuances of shares.

Voting

Each Series A Preferred Shares holder will be entitled to a number of vote equal to the number of Class A ordinary shares then issuable upon its conversion into Class A ordinary shares at the record date for determination of the shareholders entitled to vote on such matters, or, if no such record date is established, at the date when such vote is taken or any written consent of shareholders is solicited.

Accounting for the Series A Preferred Shares

The Series A Preferred Shares are classified as permanent equity and initially recorded at the issuance price at the time of closing. There were no embedded features that qualified for bifurcation and separate accounting in accordance with ASC 815-10, Derivatives and Hedging. As the time of closing, beneficial conversion features with the amount of RMB470,643 (US$72,129) was recorded as a reduction to the respective preferred shares with an offsetting credit to additional paid-in capital. This amount was immediately accreted back as a deemed distribution to Series A perpetual convertible preferred shareholders.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

18.  CONVERTIBLE PROMISSORY NOTES

During the year ended December 31, 2020, a group of investors led by Goldman Sachs Asia Strategic Pte. Ltd. (the “Purchasers”) subscribed and paid cash consideration of US$200,000 in aggregate for the Company’s convertible promissory notes (the “Notes”). The Notes will mature in five years and, bear interest at the rate of 2% per annum from the issuance date which will be payable semiannually in arrears in cash.

Conversion

Purchasers have the option to convert all or a portion of the outstanding Notes and any accrued and unpaid interest, into ADSs at the conversion price at any time. The conversion price will initially be US$12.00 per ADS or will be subject to customary adjustments when the decrease in VWAP exceeds certain threshold. In addition, the conversion price will be adjusted in the event when the Company makes certain dilutive issuances of shares.

Redemption upon maturity

Unless previously redeemed or converted, the Company shall redeem the Notes on the maturity date in an amount equal to the sum of (i) 115% of the then outstanding principal amount of the Notes and (ii) the interest accrued but unpaid on the maturity date. The Company may not redeem the Notes at its option prior to the maturity date.

Early redemption at the option of the Purchasers

If any portion of the outstanding principal amount of the Notes has not been converted by the third anniversary of the date of issuance of the Notes, the Purchasers at their sole discretion will have the right to require the Company to redeem, in whole or in part, the outstanding principal amount of the Notes which has not been converted previously in an amount equal to the sum of (i) 109% of the outstanding principal amount and (ii) the interest accrued but unpaid on the outstanding principal amount.

The Company elected to account for the Notes at fair value as a whole. Issuance costs including underwriting commissions and offering expenses were approximately RMB18,932 (US$2,901), which were recognized in earnings as incurred.

In August and December 2020, Purchasers of the Notes exercised the right to convert 12,499,998 and 11,210,142 newly issued Class A ordinary shares at the conversion price of US$12 per ADS. Upon conversion, the fair value of converted portion was RMB720,547 (US$110,429) and issuance costs were approximately RMB2,939 (US$450), which were credited to capital accounts with the changes in the fair value up to the conversion date recorded in earning.

The interest expense on the convertible promissory was recorded based on the stated rate of 2% in the interest expense within the consolidated statements of operations. The Company elected the fair value option in accordance with ASC 825 to subsequently remeasure the Notes.

As of December 31, 2020, the fair value of the Notes was RMB3,014,057 (US$461,924), and the changes in fair value of convertible promissory notes of RMB2,544,220 (US$389,919) was recognized in the changes in the fair value of convertible promissory notes in the consolidated statement of operations for the year ended December 31, 2020. The fair value changes related to instrument-specific credit risk is nil for the year ended December 31, 2020.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

19.  DEFERRED GOVERNMENT GRANTS

During the years ended December 31, 2018, 2019 and 2020, the Company received RMB500, nil and nil, respectively, in government grants from the relevant PRC government authorities for the use in construction of property and equipment. These grants are initially deferred and subsequently recognized in the consolidated statements of operations when the Company has complied with the conditions or performance obligations attached to the related government grants, if any, and the grants are no longer refundable. Grants that subsidize the construction cost of property and equipment are amortized over the life of the related assets as a reduction of the associated depreciation expense.

Movements of deferred government grants were as follows:

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Balance at beginning of the year	22,435	15,792	8,501	1,303
Additions	500	—	—	—
Recognized as a reduction of depreciation expense	(7,143)	(7,291)	(2,327)	(357)
Balance at end of the year	15,792	8,501	6,174	946

20.  TREASURY STOCK

For the years ended December 31, 2018, 2019 and 2020, the Company repurchased the number of nil, 242,830 and nil ADSs pursuant to the share repurchase plans.

21.  ACCUMULATED OTHER COMPREHENSIVE INCOME

The changes in accumulated other comprehensive income by component, net of tax of nil, were as follows:

Foreign currency
translation
RMB
Balance as of January 1, 2018	(2,673)
Current year other comprehensive income	88,652
Balance as of December 31, 2018	85,979
Current year other comprehensive loss	(8,075)
Balance as of December 31, 2019	77,904
Current year other comprehensive loss	(133,439)
Balance as of December 31, 2020	(55,535)
Balance as of December 31, 2020, in US$	(8,511)

22.  MAINLAND CHINA EMPLOYEE CONTRIBUTION PLAN

As stipulated by the regulations of the PRC, full-time employees of the Company in the PRC participate in a government-mandated multiemployer defined contribution plan organized by municipal and provincial governments. Under the plan, certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Company is required to make contributions to the plan based on certain percentages of employees’ salaries. The total expenses for the plan were RMB122,362, RMB121,266 and RMB77,982 (US$11,951) for the years ended December 31, 2018, 2019 and 2020, respectively.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

23.  SHARE-BASED COMPENSATION

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

In order to continuously attract and retain talents, the Company adopted a share incentive plan in 2020 (the “2020 Plan”). Under the 2020 Plan, the Company is authorized to issue an aggregate of 46,560,708 Class A ordinary shares of the Company (equal to the sum of (i) 5% of the Company’s share capital as of the date hereof, calculated on an as-converted basis by taking into consideration all the convertible promissory notes issued and to be issued by the Company, and (ii) 7,562,532 Class A ordinary shares reserved under the “2010 Plan” and “2014 Plan” for future grants) will be reserved for future issuance. After adoption of the 2020 Plan, the Company will cease to grant any new awards under the 2010 Plan and 2014 Plan while the 2010 Plan and 2014 Plan and outstanding awards granted thereunder will remain effective and can be amended by the Company from time to time pursuant to the applicable terms thereto. The 2020 Plan was approved by the Board of Directors and shareholder of the Company on May 13, 2020.

The Company granted 487,368, 464,120 and 314,842 RSUs in 2018, 2019 and 2020, respectively, with performance conditions whereby a predetermined number will vest upon the assignment of an annual performance review in accordance with predetermined performance targets for the grantees over a one or four-year period. As it is probable for the Company to estimate the annual performance review ratings for the individual grantees, the Company recognized the related compensation expenses using the accelerated recognition method.

The Company granted 2,188,226, 64,000 and 1,848,701 RSUs in 2018, 2019 and 2020, respectively, with performance conditions whereby a predetermined number will vest upon with the achievement of predetermined operation performance targets for the Company. As it is probable for the Company to estimate the operation performance for the Company, the Company recognized the related compensation expenses using the accelerated recognition method.

The Company granted 547,056, 16,000 and nil RSUs in the years ended 2018, 2019 and 2020, respectively, with market conditions whereby a predetermined number will vest upon with the achievement of predetermined share price targets for the Company. The probability to achieve market condition is reflected in the grant date fair value of the award and thus compensation cost is recognized when the requisite service is rendered using the accelerated method.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

23.  SHARE-BASED COMPENSATION (CONTINUED)

Option granted to employees (continued)

The compensation expenses related to remaining unvested share options shall be recognized over the remaining requisite service period or the performance review period. As of December 31, 2020, options to purchase 508,866 of ordinary shares were outstanding.

The following table summarized the Company’s employee share option activity under the 2010 Plan:

			Weighted
		Weighted	average
		average	remaining	Aggregate
	Number of	exercise	contractual	intrinsic
	options	price	term	value
		(US$)	(Years)	(US$)
Outstanding, January 1, 2020	1,445,345	0.51	1.3	—
Exercised	(459,168)	0.69
Forfeited	(477,311)	0.53
Outstanding, December 31, 2020	508,866	0.33	0.8	2,774
Vested and expected to vest at December 31, 2020	508,866	0.33	0.8	2,774
Exercisable as of December 31, 2020	508,866	0.33	0.8	2,774

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the fair value of the underlying stock at each reporting date, for those awards that have an exercise price below the estimated fair value of the Company’s shares. As of December 31, 2020, the Company had options outstanding to purchase an aggregate of 508,866 shares with an exercise price below the fair value of the Company’s shares, resulting in an aggregate intrinsic value of RMB18,100 (US$2,774).

The aggregate fair value of the outstanding options at the grant date was determined to be RMB6,014 (US$922) as of December 31, 2020 and such amount is recognized as share-based compensation expenses using the straight-line method for all employee share options granted with graded vesting based on service conditions and the accelerated method for share options granted with graded vesting based on performance conditions. The total fair value of share options exercised during the years ended December 31, 2018, 2019 and 2020 was US$239, US$42 and US$594, respectively. The aggregate intrinsic value of options exercised during the years ended December 31, 2018, 2019 and 2020 was US$248, US$22, and US$2,336, respectively.

As of December 31, 2020, the Company has recorded all the share-based compensation expenses in relation to outstanding share options.

The following table summarized the Company’s RSUs activity under the 2014 and 2020 Plan:

		Weighted	Weighted
		average	average	Aggregate
	Number of	grant date	remaining	intrinsic
	RSUs	fair value	contractual life	value
		(US$)	(Years)	(US$)
Unvested, January 1, 2020	2,696,129	6.83	7.8
Granted	2,163,543	22.62
Vested	(433,905)	8.91
Forfeited	(333,310)	6.59
Unvested, December 31, 2020	4,092,457	14.95	8.2	141,967

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

23.  SHARE-BASED COMPENSATION (CONTINUED)

Option granted to employees (continued)

Share-based compensation expenses for RSUs are measured based on the closing fair market value of the Company’s ADS on the date of grant and the reporting date for liability classified RSUs, respectively. The aggregate fair value of the unvested RSUs as of December 31, 2020 was RMB926,335 (US$141,967), and such amount is recognized as share-based compensation expenses using the straight-line method for the RSUs with graded vesting based on service conditions and the accelerated method for the RSUs with graded vesting based on performance conditions, market conditions and share-settled bonuses. The weighted average grant date fair value of RSUs granted during the years ended December 31, 2018, 2019 and 2020 was US$6.39, US$7.67 and US$22.62, respectively. The total fair value of RSUs vested during the years ended December 31, 2018, 2019 and 2020 was US$9,422, US$6,185 and US$3,866, respectively.

As of December 31, 2020, there was RMB219,998 (US$33,716) of unrecognized share-based compensation expenses related to RSUs which is expected to be recognized over a weighted average vesting period of 2.5 years. Total unrecognized share-based compensation expenses may be adjusted for future changes when actual forfeitures incurred.

Total share-based compensation expenses relating to share options and RSUs granted to employees recognized for the years ended December 31, 2018, 2019 and 2020 were as follows:

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Cost of revenues	2,668	1,884	15,251	2,337
Sales and marketing expenses	2,139	354	38,247	5,862
General and administrative expenses	53,346	40,501	82,672	12,670
Research and development expenses	1,385	1,177	634	97
	59,538	43,916	136,804	20,966

24.  TAXATION

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

Hong Kong

Subsidiaries in Hong Kong are subject to Hong Kong profits tax rate of 16.5% for the years ended December 31, 2018, 2019 and 2020. Additionally, upon payments of dividends by the Company to its shareholders, no HK withholding tax will be imposed.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

24. TAXATION (CONTINUED)

Enterprise income tax (“EIT”) (continued)

Taiwan

DYX Taiwan branch is incorporated in Taiwan and is subject to Taiwan profits tax rate of 20%, 20% and 20% respectively for the years ended December 31, 2018, 2019 and 2020.

The PRC

The Company’s PRC subsidiaries are incorporated in the PRC and subject to the statutory rate of 25% on the taxable income in accordance with the Enterprise Income Tax Law (The “EIT Law”), which was effective since January 1, 2008, except for certain entities eligible for preferential tax rates.

Dividends, interests, rent or royalties payable by the Company’s PRC subsidiaries, to non-PRC resident enterprises, and proceeds from any such non-resident enterprise investor ’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% withholding tax, unless the respective non-PRC resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax.

21Vianet Beijing was qualified for a High and New Technology Enterprise (“HNTE”) since 2008 and is eligible for a 15% preferential tax rate. In October 2014, 21Vianet Beijing obtained a new certificate and reapplied the certificate in October 2017 and 2020, with a validity term of three years. In accordance with the PRC Income Tax Laws, an enterprise awarded with the HNTE certificate may enjoy a reduced EIT rate of 15%. For the years ended December 31, 2018, 2019 and 2020, the tax rate for 21Vianet Beijing was 15%, 15% and 15%, respectively.

In April 2011, Xi’an Sub, a subsidiary located in Shaanxi Province, was qualified for a preferential tax rate of 15% and started to apply this rate from then on. The preferential tax rate is awarded to companies that are located in West Regions of China which operate in certain encouraged industries. For the years ended December 31, 2018, 2019 and 2020, the tax rate assessed for Xi’an Sub was 15%, 15% and 15%, respectively.

In October 2015, SH Blue Cloud, a subsidiary located in Shanghai, was qualified for a HNTE and became eligible for 15% preferential tax rate. The certificate was reapplied in November 2018 with a validity term of three years. Accordingly, for the years ended December 31, 2018, 2019 and 2020, SH Blue Cloud enjoyed a preferential tax rate of 15%.

In November 2016, SZ DYX, a subsidiary located in Guangdong Province, was qualified for a HNTE and became eligible for 15% preferential tax rate effective for three consecutive years and the certificate was reapplied in November 2019 with a validity term of three years. Accordingly, for the years ended December 31, 2018, 2019 and 2020, SZ DYX enjoyed a preferential tax rate of 15%.

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

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

24.  TAXATION (CONTINUED)

Enterprise income tax (“EIT”) (continued)

The PRC (continued)

As of December 31, 2020, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. If the Company is deemed as a PRC tax resident, it will be subject to 25% PRC EIT under the New EIT Law on its worldwide income, meanwhile the dividend it receives from another PRC tax resident company will be exempted from 25% PRC income tax. The Company will continue to monitor changes in the interpretation or guidance of this law.

Loss before income taxes consisted of:

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Non-PRC	(214,063)	(178,762)	(2,708,101)	(415,033)
PRC	51,738	2,953	137,178	21,023
	(162,325)	(175,809)	(2,570,923)	(394,010)

Income tax expenses comprised of:

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Current	(44,187)	(70,324)	(131,844)	(20,206)
Deferred	19,776	64,887	22,508	3,450
	(24,411)	(5,437)	(109,336)	(16,756)

The reconciliation of tax computed by applying the statutory income tax rate of 25% for the years ended December 31, 2018, 2019 and 2020 applicable to the PRC operations to income tax expenses were as follows:

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Loss before income taxes	(162,325)	(175,809)	(2,570,923)	(394,010)
Income tax benefits computed at applicable tax rates (25%)	40,581	43,952	642,731	98,503
Non-deductible expenses	(2,834)	(23,082)	(4,117)	(631)
Research and development expenses	25,906	19,688	32,777	5,023
Preferential rate	11,701	20,213	26,554	4,070
Current and deferred tax rate differences	37,934	(8,699)	(36,391)	(5,577)
International rate differences	(63,525)	(77,066)	(711,962)	(109,113)
Tax exempted income	—	754	1,087	167
PRC withholding tax	—	—	(10,263)	(1,573)
Unrecognized tax benefits (expenses)	1,472	1,728	(58,449)	(8,958)
Change in valuation allowance	(79,694)	25,423	6,465	991
Prior year provision to return true up	4,048	(8,348)	2,232	342
Income tax expenses	(24,411)	(5,437)	(109,336)	(16,756)

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

24.  TAXATION (CONTINUED)

Deferred Tax

The significant components of deferred taxes were as follows:

	As of December 31,
	2019	2020
	RMB	RMB	US$
Deferred tax assets
Non-current
Allowance for doubtful debt	48,568	39,886	6,113
Impairment of long-lived assets	—	13,467	2,064
Impairment of long-term investment	—	2,150	330
Accrued expense	21,139	24,986	3,829
Tax losses	146,996	171,211	26,239
Property and equipment	20,567	22,631	3,468
Intangible assets	3,691	5,765	884
Finance lease	395,555	390,925	59,912
Deferred government grant	1,189	1,357	208
Operating lease	269,468	292,210	44,783
Loss picked up on equity method investments	56,706	57,201	8,766
Valuation allowance	(158,638)	(170,104)	(26,070)

Total deferred tax assets, net of valuation allowance	805,241	851,685	130,526

Deferred tax liabilities
Non-current
Intangible assets	104,217	186,258	28,545
Property and equipment	81,424	143,873	22,050
Capitalized interest expense	15,146	19,339	2,963
Finance lease	326,407	313,102	47,985
Operating lease	269,468	292,210	44,783
Investment in subsidiaries	—	10,263	1,573
Gain picked up from equity method investments	1,785	252	39

Total non-current deferred tax liabilities	798,447	965,297	147,938

Net deferred tax assets (liabilities)	6,794	(113,612)	(17,412)
Analysis as:
Deferred tax assets	209,366	185,481	28,426
Deferred tax liabilities	202,572	299,093	45,838

Net deferred tax assets (liabilities)	6,794	(113,612)	(17,412)

As of December 31, 2020, the Company has net tax operating losses from its PRC subsidiaries and its Consolidated VIEs, as per filed tax returns, of RMB710,815 (US$108,937), which will expire between 2021 to 2030.

As of December 31, 2020, the undistributed earnings of the Company’s PRC subsidiaries the Company intends to permanently reinvested were RMB1,262,028 (US$193,414). In 2020, other than these indefinitely reinvested amount, the Company has other operation or distribution plan for the new VIE, SH Zhiyan. As of December 31, 2020, the related PRC withholding tax liability accrued was RMB10,263 (US$1,573).

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

24.  TAXATION (CONTINUED)

Unrecognized Tax Benefits

As of December 31, 2019 and 2020, the Company recorded unrecognized tax benefits of RMB2,443 and RMB68,696 (US$10,528), respectively.

The unrecognized tax benefits and its related interest are primarily related to non-deductible expenses and accrued expenses. RMB58,916 of the total unrecognized tax benefits, ultimately recognized, will impact the effective tax rate. It is possible that the amount of uncertain tax benefits will change in the next 12 months, however, an estimate of the range of the possible outcomes cannot be made at this time.

A roll-forward of unrecognized tax benefits principle was as follows:

	For the years ended December 31,
	2019	2020
	RMB	RMB	US$
Balance at beginning of year	4,509	1,722	264
Reversal based on tax positions related to prior years	(3,266)	(629)	(96)
Additions based on tax positions related to the current year	479	61,491	9,423
Balance at end of year	1,722	62,584	9,591

For the years ended December 31, 2018, 2019 and 2020, the Company reversed (recorded) interest expense of RMB (2,761), RMB (1,447) and RMB5,391 (US$826), respectively. Accumulated interest expense recorded by the Company was RMB721 and RMB6,112 (US$937) as of December 31, 2019 and 2020, respectively. As of December 31, 2020, the tax years ended December 31, 2015 through 2020 for the PRC subsidiaries remain open for statutory examination by the PRC tax authorities.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

25.   RELATED PARTY TRANSACTIONS

a)Related parties *

Name of related parties	Relationship with the Company
Xiaomi Ventures Limited (“Xiaomi”), Xiaomi Communication Technology Co.,Ltd., and its subsidiary, Beijing Xiaomi Mobile Software Co., Ltd.,(collectively, “Xiaomi Group”)(2)	A company controlled by principal shareholder of the Company before December 30, 2020
King Venture Holdings Limited (“King Venture”) and Beijing Kingsoft Cloud Network Technology Co., Ltd. (“BJ Kingsoft”) (1)	A company controlled by principal shareholder of the Company before December 30, 2020
Beijing Cheetah Mobile Technology Co., Ltd.(“BJ Cheetah”) (1)	A company controlled by principal shareholder of the Company before December 30, 2020
Unisvnet Technology Co., Ltd. (“Unisvnet”)	A company controlled by controlling shareholder of the Company
Beijing Tuspark Harmonious Investment Development Co., Ltd. (“Tuspark Harmonious”)	A company controlled by controlling shareholder of the Company
Ziguang Financial Leasing Co., Ltd. (“Ziguang Finance Leasing”)	A company controlled by principal shareholder of the Company
Qidi Bus (Beijing) Technology Co., Ltd. (“Qidi Tech”)	A company controlled by controlling shareholder of the Company
Beijing Qidi Yefeng Investment Co., Ltd. (“Beijing Qidi Yefeng”)	A company controlled by controlling shareholder of the Company
Beijing Huaqing Property Management Co., Ltd. (“Beijing Huaqing”)	A company controlled by controlling shareholder of the Company
Shanghai Shibei Hi-Tech Co., Ltd. (“SH Shibei”)	Noncontrolling shareholder of a subsidiary
Marble Stone SH Group Limited (“Marble SH”) (4)	A company controlled by minority shareholder of the Company
Marble Stone Holdings Limited (“Marble Holdings”) (4)	A company controlled by minority shareholder of the Company
Shanghai Puping Information Technology Co., Ltd. (“Shanghai Puping”)(4)	A company controlled by minority shareholder of the Company
Shihua DC Investment Holdings 2 Limited (“Shihua Holdings 2”)	Equity investee of the Company in 2018 and wholly-owned subsidiary since August 20, 2019 (Note 4)
Beijing Chengyishidai Network Engineering Technology Co., Ltd.(“CYSD”) (3)	Equity investee of the Company
WiFire (Beijing) Technology Co., Ltd. (“WiFire BJ”) (3)	Equity investee of the Company
Beijing Fastweb Network Technology Co., Ltd. (“BJ Fastweb”) (3)	Equity investee of the Company
Shanghai Fawei Technology Co., Ltd. (“SH Fawei”) (3)	Equity investee of the Company
Wuhan Fastweb Cloud Computing Co., Ltd. (“WH Fastweb”) (3)	Equity investee of the Company
Beijing Bozhi Ruihai Network Technology Co., Ltd. (“BZRH”) (3)	Equity investee of the Company
WiFire (Shanghai) Network Technology Co., Ltd. (“SH Guotong”) (3)	Equity investee of the Company
Jingliang Interconnected Cloud Technology Co., Ltd. (“Jingliang Inter Cloud”)	Equity investee of the Company
Beijing Taiji Data Tech Co., Ltd. (“Taiji”)	Equity investee of the Company in 2018, 2019 and wholly-owned subsidiary since January 31, 2020
Shihua DC Investment Management Limited (“Shihua Investment Management”)	Equity investee of the Company in 2018, 2019 and wholly-owned subsidiary since January 31, 2020
Shihua DC Investment Management Group Limited (“Shihua Investment Group”)	Equity investee of the Company in 2018, 2019 and wholly-owned subsidiary since January 31, 2020
Apurimac Partners Limited (“APL”)	A company controlled by an officer of the Company
Asialeads Capital (Cayman) Limited	A company in which a director of the Company acts as an executive

*	These are the related parties that have engaged in significant transactions with the Company for the years ended December 31, 2018, 2019 and 2020.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

25.   RELATED PARTY TRANSACTIONS (CONTINUED)

a)Related parties (continued)

(1)	These companies are ultimately controlled by the same party. King Venture made a significant investment in the Company in 2015. These companies ceased to be related parties as the Company repurchased the shares from King Venture on December 30, 2020.
(2)	These companies are ultimately controlled by the same party. Xiaomi made a significant investment in the Company in 2015. These companies ceased to be related parties as the Company repurchased the shares from King Venture on December 30, 2020.
(3)	These entities were disposed by the Company in September 2017, included in WiFire Entities, and determined by the Company as related parties as of December 31, 2018, 2019 and 2020.
(4)	These entities are controlled by Waburg Pincus, a significant minority shareholder of the Company.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

25.   RELATED PARTY TRANSACTIONS (CONTINUED)

b)Other than disclosed elsewhere, the Company had the following significant related party transactions for the years ended December 31, 2018, 2019 and 2020:

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Services provided to:
-Xiaomi Group	374,085	437,694	527,679	80,870
-Qidi Tech	—	7,427	3,478	533
-Jingliang Inter Cloud	—	—	880	135
-BJ Cheetah	2,079	169	98	15
-BJ Kingsoft	6,281	3,475	43	7
-Taiji	13,681	7,899	—	—
-WiFire BJ	16,490	1,934	—	—
-Unisvnet	1,011	—	—	—
-Others	4,493	1,494	305	47

Services provided by:
-CYSD	18,667	38,918	38,918	5,964
-BJ Kingsoft	13,204	3,492	16,867	2,585
-APL	—	—	8,124	1,245
-Jingliang Inter Cloud	3,477	8,829	4,956	760
-Beijing Huaqing	—	—	4,389	673
-Taiji	7,095	19,942	—	—
-DCSS	5,238	—	—	—
-BZRH	4,239	—	—	—
-WiFire BJ	4,066	—	—	—
-Others	6,396	5,866	796	122

Loan to:
-Shanghai Puping	—	—	62,531	9,583
-Taiji	—	1,500	—	—

Interest income from loan to:
-BJ Fastweb	700	700	—	—

Lease deposit paid to:
-Ziguang Finance Leasing	2,042	6,154	135	21
-Tuspark Harmonious	11,472	—	—	—

Lease payment paid to:
-Tuspark Harmonious	—	68,832	43,703	6,698
-Ziguang Finance Leasing	4,897	17,156	30,776	4,717
-Beijing Qidi Yefeng	—	—	4,516	692

Cash consideration for shares repurchase
-King Venture	—	—	130,472	19,996

During the year ended December 31, 2020, the company entered into an agreement with Asialeads Capital (Cayman) Limited purchased the Company’s convertible promissory notes for total gross proceeds of US$50,000.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

25.   RELATED PARTY TRANSACTIONS (CONTINUED)

c)The Company had the following related party balances as of December 31, 2019 and 2020:

	As of December 31,
	2019	2020
	RMB	RMB	US$
Amounts due from related parties:
Current:
-Shanghai Puping	—	62,531	9,583
-SH Shibei	9,800	9,800	1,502
-Ziguang Finance Leasing	—	2,042	313
-Marble SH (2)	100,106	—	—
-Shihua Investment Group (3)	82,542	—	—
-Xiaomi Group	39,778	—	—
-Marble Holdings (2)	29,736	—	—
-Shihua Investment Management (3)	27,905	—	—
-Taiji	9,499	—	—
-Qidi Tech	1,249	—	—
-Others	1,050	1,146	176
	301,665	75,519	11,574
Non-current:
-Tuspark Harmonious	11,863	11,863	1,818
-Ziguang Finance Leasing	8,195	6,289	964
-Beijing Qidi Yefeng	—	1,124	172
-Others	596	1,286	197
	20,654	20,562	3,151
Amounts due to related parties:
Current:
-Ziguang Finance Leasing	27,160	31,681	4,855
-Tuspark Harmonious	24,917	13,557	2,078
-Beijing Qidi Yefeng	—	4,410	676
-Shihua Investment Group (3)	84,021	—	—
-Shihua Investment Management (3)	22,484	—	—
-WiFire BJ (1)	6,330	—	—
-BJ Kingsoft	1,073	—	—
-APL	—	783	120
-Others	950	576	88
	166,935	51,007	7,817
Non-current:
-Tuspark Harmonious	698,511	715,992	109,731
-Ziguang Finance Leasing	47,388	22,247	3,409
-Beijing Qidi Yefeng	—	9,507	1,457
	745,899	747,746	114,597

(1)	In 2019, RMB20,367 of amounts due from/to WiFire Entities were offset according to the multi-party debt offset agreement signed in 2019. The remaining RMB52,142 of amounts due from WiFire Entities was fully impaired considering low collectability.
(2)	Amounts due from Marble SH and Marble Holdings represented the unpaid cash consideration to the Company for acquiring the 100% equity interest in certain of Shihua Holdings 2’s subsidiaries in 2019 (Note 4).
(3)	Amounts due from/to Shihua Investment Management and Shihua Invesetment Group were generated from the assets acquisition of Shihua Holdings 2 (Note 4).

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

In accordance with the PRC Regulations on Enterprises with Foreign Investment and the articles of association of the Company’s PRC subsidiaries, a foreign-invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign-invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. 21Vianet China was established as a foreign-invested enterprise and, therefore, is subject to the above mandated restrictions on distributable profits. As of December 31, 2019, and 2020, the Company’s PRC subsidiaries had appropriated RMB60,469 and RMB74,462 (US$11,412), respectively, in its statutory reserves.

As a result of these PRC laws and regulations subject to the limit discussed above that require annual appropriations of 10% of after-tax income to be set aside, prior to payment of dividends as general reserve fund, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. Amounts restricted include paid-in capital, additional paid in capital and statutory reserve funds of the Company’s PRC subsidiaries and the equity of the Consolidated VIEs, as determined pursuant to PRC generally accepted accounting principles, totaling an aggregate of RMB9,885,573 (US$1,515,030) as of December 31, 2020.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

27.  LOSS PER SHARE

Basic and diluted loss per share for each of the years presented were calculated as follows:

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Numerator:
Net loss	(186,736)	(181,246)	(2,680,259)	(410,766)
Net profit attributable to noncontrolling interest	(18,329)	(1,046)	(29,088)	(4,458)
Net loss attributable to the Company	(205,065)	(182,292)	(2,709,347)	(415,224)
Plus undeclared cumulative dividend on perpetual convertible preferred shares	—	—	(22,806)	(3,495)
Deemed distribution to perpetual convertible preferred shareholders	—	—	(470,643)	(72,129)
Adjusted net loss attributable to ordinary shareholders	(205,065)	(182,292)	(3,202,796)	(490,848)

Denominator:
Weighted average number of shares outstanding—basic	674,732,130	668,833,756	716,888,919	716,888,919
Weighted average number of shares outstanding—diluted	674,732,130	668,833,756	716,888,919	716,888,919
Loss per share—Basic:
Net loss	(0.30)	(0.27)	(4.47)	(0.69)
	(0.30)	(0.27)	(4.47)	(0.69)
Loss per share—Diluted:
Net loss	(0.30)	(0.27)	(4.47)	(0.69)
	(0.30)	(0.27)	(4.47)	(0.69)

In 2018, 2019 and 2020, the Company issued nil, 6,700,002 and nil ordinary shares to its share depositary bank which will be used to settle stock option awards upon their exercise, respectively. No consideration was received by the Company for this issuance of ordinary shares. These ordinary shares are legally issued and outstanding but are treated as escrowed shares for accounting purposes and therefore, have been excluded from the computation of loss per share. Any ordinary shares not used in the settlement of stock option awards will be returned to the Company.

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

For the years ended December 31, 2018 and 2019, 3,070,500 and 304,200 Class A ordinary shares were issued to settle the share options exercised and RSUs vested. For the year ended December 31, 2020, 104,304 Class A ordinary shares issued to settle RSUs vested in prior years were repurchased and cancelled.

In October 2019, the Company issued 60,000 newly created Class C ordinary shares to Personal Group Limited, a British Virgin Islands company wholly owned by Mr. Sheng Chen, the executive chairman of our board of directors, at a price of US$1.35 per share, to execute business strategies over the long term under the leadership of the Company’s board and senior management.

In August 2020, the Company completed a public offering in which the Company offered and sold 19,550,000 ADSs (or 117,300,000 Class A ordinary shares), including 2,550,000 ADSs (or 15,300,000 Class A ordinary shares) purchased by the underwriters by exercising their option. The Company raised a total of RMB2,680,421 (US$410,792) in proceeds from this public offering, net of underwriting discounts and commissions and other issuance costs.

In 2020, Purchaser of the convertible promissory notes exercised the right to convert approximately 23.7% of the total principal amount issued to 23,710,140 newly issued Class A ordinary shares at the conversion price of US$12 per ADS.

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

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

29.  FAIR VALUE MEASUREMENTS (CONTINUED)

The contingent considerations for the acquired businesses, convertible promissory notes, liability classified RSU and long-term investments are classified within Level 3. The contingent considerations are based on the achievement of certain financial targets in accordance with the sales and purchase agreements for the various periods, as well as other non-financial measures. The fair value of liability classified RSU was estimated using the share price and exchange rate that the Company estimates to be settled in shares. The fair value of convertible promissory notes is measured using binomial tree pricing model that involves several parameters including the Company’s stock price, stock price volatility determined from the Company’s historical stock prices, the remaining maturity term and the discount rate.

The Company measures equity investments elected to use the measurement alternative at fair value on a nonrecurring basis, in the cases of an impairment charge is recognized, fair value of an investment is remeasured in an acquisition/a disposal, and an orderly transaction for identical or similar investments of the same issuer was identified.

Assets and liabilities measured at fair value on a recurring basis were summarized below:

	Fair value measurement using:
	Quoted prices in	Significant other
	active markets for	observable	Unobservable
	identical assets	inputs	inputs	Fair value at
	(Level 1)	(Level 2)	(Level 3)	December 31, 2019
	RMB	RMB	RMB	RMB
Cash equivalents:
- Time deposits	117,825	—	—	117,825
Short-term investments:
- Time deposits	363,856	—	—	363,856
Long-term investments
- Available-for-sale debt securities	—	—	1,713	1,713
Assets	481,681	—	1,713	483,394

Short-term borrowings:
- Current portion of bonds payable	912,416	—	—	912,416
Long-term borrowings:
- Bonds payable	2,089,114	—	—	2,089,114
Other liabilities:
- Liability classified RSU	—	—	2,109	2,109
Liabilities	3,001,530	—	2,109	3,003,639

	Fair value measurement using:
	Quoted prices in	Significant other
	active markets for	observable	Unobservable
	identical assets	inputs	inputs	Fair value at
	(Level 1)	(Level 2)	(Level 3)	December 31, 2020
	RMB	RMB	RMB	RMB	US$
Cash equivalents:
- Time deposits	645,879	—	—	645,879	98,985
Short-term investments:
- Time deposits	285,872	—	—	285,872	43,812
Long-term investments:
- Available-for-sale debt securities	—	—	1,713	1,713	263
Assets	931,751	—	1,713	933,464	143,060
Short-term borrowings:
- Current portion of bonds payable	1,998,088	—	—	1,998,088	306,220
Convertible promissory notes	—	—	3,014,057	3,014,057	461,924
Other liabilities:
- Liability classified RSU	—	—	—	—	—
Liabilities	1,998,088	—	3,014,057	5,012,145	768,144

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

29.  FAIR VALUE MEASUREMENTS (CONTINUED)

The following table presented a reconciliation of all liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3):

Liability classified
RSU
RMB
Fair value at January 1, 2019	4,970
Reclassification to equity	(2,861)
Reversal	—
Transfers in and/or out of Level 3	—
Fair value at December 31, 2019	2,109
Reclassification to equity	(2,109)
Reversal	—
Transfers in and/or out of Level 3	—
Fair value at December 31, 2020	—
Fair value at December 31, 2020 (US$)	—

	Convertible promissory notes
	RMB	US$
Convertible promissory notes fair value (Note 18)	1,409,385	215,998
Foreign exchange loss	(219,001)	(33,564)
Changes in the fair value	2,544,220	389,919
Reclassification to equity	(720,547)	(110,429)
Transfers in and/or out of Level 3	—	—
Fair value at December 31, 2020	3,014,057	461,924

Assets measured at fair value on a non-recurring basis

The Company measures certain non-financial assets on a nonrecurring basis. The Company’s non-financial long-lived assets , such as intangible assets, goodwill and fixed assets, would be measured at fair value only if they were determined to be impaired on an other-than-temporary basis. The fair values of non-financial long-lived assets were measured under income approach, based on the Company’s best estimation which primarily includes significant unobservable inputs (level 3) such as future cash flows and discount rate.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

30.  COMMITMENTS AND CONTINGENCIES

Capital commitments

As of December 31, 2020, the Company has the following commitments to purchase certain computer and network equipment and construction-in-progress:

	RMB	US$
For the year ending December 31,
2021	1,678,273	257,207
2022 and thereafter	—	—
	1,678,273	257,207

Bandwidth and cabinet capacity purchase commitments

As of December 31, 2020, the Company has outstanding purchase commitments in relation to bandwidth and cabinet capacity consisting of the following:

	RMB	US$
For the year ending December 31,
2021	706,715	108,309
2022	149,331	22,886
2023	6,458	990
2024	2,189	335
2025 and thereafter	6,512	998
	871,205	133,518

Income Taxes

As of December 31, 2020, the Company has recognized an accrual of RMB68,696 (US$10,528) for unrecognized tax benefits and its interest (Note 24). The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of status of limitation. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties.

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

On April 9, 2018, the lead plaintiff of the putative class action filed an unopposed motion for preliminary approval of settlement for both of the aforementioned class actions, requesting that, among others, the Court preliminarily approve a settlement agreement that the parties reached to settle the case for RMB58,808. On November 9, 2018, the Court approved the settlement and issued final judgment, ending the case. The Company has paid the settlement amount as of December 31, 2018.

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

On October 30, 2020, the court announced the first judgement settlement and the settlement came into force from November 18, 2020. The Company assessed that the settlement is probable and recorded an estimated loss of RMB1,628 (US$250) within accrued expenses and other payables in the consolidated balance sheet as of December 31, 2020.

In the ordinary course of business, the Company may from time to time be involved in legal proceedings and litigations. As of December 31, 2020, the Company did not consider an unfavorable outcome in any material respects in the outstanding legal proceedings and litigations to be probable.

31.  SUBSEQUENT EVENTS

In January 2021, the Company has issued a zero-coupon rate convertible senior notes for a total aggregate principal amount of US$600,000. The convertible notes will mature in five years from the date of issuance if not converted.

On March 1, 2021, 150,000 Series A perpetual convertible preferred shares has been converted into 54,570,816 Class A Ordinary Shares.

In April 2021, the Company repurchased from Tuspark Innovation Venture Ltd., (“Tuspark”) 48,634,493 Class B ordinary shares for an aggregate purchase price of approximately US$260 million. The repurchase price will be at US$5.346 per ordinary share, or US$32.076 per ADS. The director appointed by Tuspark has resigned from the board of directors of the Company. Immediately following the consummation of the transaction, all of the remaining Class B ordinary shares held by Tuspark have been converted into the same number of Class A ordinary shares of the Company. Tuspark has also agreed to sell and transfer additional ordinary shares to Beacon Capital Group Inc., a company affiliated with Mr. Josh Sheng Chen, at the same price. If this additional share transfer is consummated, Tuspark will retain a small shareholding of less than 5% in the Company.

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

32.  PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

		As of December 31,
	Notes	2019	2020
		RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents		243,989	62,116	9,520
Short-term investments		138,848	—	—
Prepaid expenses and other current assets		105,597	97,391	14,925
Amounts due from subsidiaries	(b)	6,128,595	9,320,580	1,428,441
Total current assets		6,617,029	9,480,087	1,452,886

Non-current assets
Investments in subsidiaries		1,446,563	2,169,222	332,448
Total non-current assets		1,446,563	2,169,222	332,448
Total assets		8,063,592	11,649,309	1,785,334
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables		57,612	49,648	7,609
Account payables		56	52	8
Interest payable		58,525	37,353	5,725
Current portion of bonds payable		911,147	1,943,619	297,873
Amount due to related parties		—	783	120
Amounts due to subsidiaries	(b)	22,471	38,863	5,955
Total current liabilities		1,049,811	2,070,318	317,290

Non-current liabilities
Bonds payable	(c)	2,060,708	—	—
Convertible promissory notes		—	3,014,057	461,924
Total non-current liabilities		2,060,708	3,014,057	461,924
Total liabilities		3,110,519	5,084,375	779,214
Shareholders’ equity:
Class A Ordinary shares (par value of US$0.00001 per share; 1,200,000,000 and 1,199,790,000 shares authorized; 505,253,850 and 672,024,600 shares issued and outstanding as of December 31, 2019 and 2020, respectively)		34	44	7
Class B Ordinary shares (par value of US$0.00001 per share; 300,000,000 and 300,000,000 shares authorized; 174,649,638 and 145,875,113 shares issued and outstanding as of December 31, 2019 and 2020, respectively)		12	12	2
Class C Ordinary shares (par value of US$0.00001 per share; 60,000 and 60,000 shares authorized; 60,000 and 60,000 shares issued and outstanding as of December 31, 2019 and 2020, respectively)		—	—	—
Series A perpetual convertible preferred shares (par value of US$0.00001 per share; nil and 150,000 shares issued and outstanding as of December 31, 2019 and 2020, respectively)		—	1,047,468	160,531
Additional paid-in capital		9,202,567	13,083,119	2,005,076
Accumulated other comprehensive loss (income)		77,904	(55,535)	(8,511)
Accumulated deficit		(3,977,921)	(7,160,651)	(1,097,418)
Treasury stock		(349,523)	(349,523)	(53,567)
Total shareholders’ equity		4,953,073	6,564,934	1,006,120
Total liabilities and shareholders’ equity		8,063,592	11,649,309	1,785,334

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

32.  PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

Condensed statements of operations

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Operating Expenses
General and administrative expenses	(65,949)	(44,490)	(94,175)	(14,433)
Changes in the fair value of contingent purchase consideration payables	13,905	—	—	—
Operating loss	(52,044)	(44,490)	(94,175)	(14,433)
Other loss	(262,186)	(274,572)	(168,656)	(25,846)
Changes in the fair value of convertible promissory notes	—	—	(2,544,220)	(389,919)
Share of profits from subsidiaries and Consolidated VIEs	109,165	136,770	97,704	14,974
Net loss attributable to 21Vianet Group, Inc.	(205,065)	(182,292)	(2,709,347)	(415,224)
Income tax expense	—	—	—	—
Net loss	(205,065)	(182,292)	(2,709,347)	(415,224)

Condensed statements of comprehensive loss

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Net loss	(205,065)	(182,292)	(2,709,347)	(415,224)
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments, net of tax of nil	88,652	(8,075)	(133,439)	(20,450)
Other comprehensive income (loss), net of tax of nil:	88,652	(8,075)	(133,439)	(20,450)
Comprehensive loss	(116,413)	(190,367)	(2,842,786)	(435,674)
Comprehensive loss attributable to 21Vianet Group, Inc.	(116,413)	(190,367)	(2,842,786)	(435,674)

Condensed statements of cash flows

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Net cash used in operating activities	(166,068)	(142,989)	(743,944)	(114,014)
Net cash used in investing activities	(203,651)	(1,011,257)	(3,036,370)	(465,344)
Net cash generated from financing activities	43,145	807,765	3,598,441	551,485
Net decrease in cash and cash equivalents and restricted cash	(326,574)	(346,481)	(181,873)	(27,873)
Cash and cash equivalents and restricted cash at beginning of the year	917,044	590,470	243,989	37,393
Cash and cash equivalents and restricted cash at end of the year	590,470	243,989	62,116	9,520

21VIANET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

32.  PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

(a)Basis of presentation

In the Company-only financial statements, the Company’s investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries since inception.

The Company records its investment in its subsidiary under the equity method of accounting as prescribed in ASC 323-10, Investment-Equity Method and Joint Ventures, and such investment is presented on the balance sheets as “Investments in subsidiaries” and the share of the subsidiaries’ profit or loss is presented as “Share of profits of subsidiaries and Consolidated VIEs” on the statements of operations.

The subsidiaries did not pay any dividends to the Company for the years presented.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted and as such, these Company-only financial statements should be read in conjunction with the Company’s consolidated financial statements.

(a)Related party transactions

The Company had the following related party balances as of December 31, 2019 and 2020:

	As of December 31,
	2019	2020
	RMB	RMB	US$
Amounts due from subsidiaries
- 21Vianet HK	5,855,452	7,043,586	1,079,477
- WiFire Open Network Group Ltd.	147,326	2,157,285	330,618
- HongKong Fastweb Holdings Co., Ltd.	67,088	62,780	9,621
- 21V Mobile	58,018	56,265	8,623
- WiFire Group	698	652	100
- Others	13	12	2
	6,128,595	9,320,580	1,428,441
Amounts due to subsidiaries
- 21Vianet Beijing	19,449	35,783	5,484
- Others	3,022	3,080	471
	22,471	38,863	5,955