Form 20-F
period 2021-12-31
VNET Group, Inc.
filed 2022-04-26
CIK 1508475

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                 to

Commission file number 001-35126

VNET Group, Inc.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Guanjie Building Southeast 1st Floor, 10# Jiuxianqiao East Road

Chaoyang District

Beijing, 100016

The People’s Republic of China

(Address of principal executive offices)

Mr. Tim Chen, Chief Financial Officer

VNET Group, Inc.

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 857,359,421 Class A ordinary shares (excluding treasury shares and Class A ordinary shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards), 30,721,723 Class B ordinary shares and 60,000 Class C ordinary shares, par value US$0.00001 per share, were outstanding as of December 31,2021.

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

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

●	“ADSs” refers to our American depositary shares, each representing six Class A ordinary shares, par value US$0.00001 per share;
●	“VNET,” “we,” “us,” “our company,” and “our” refer to VNET Group, Inc., a Cayman Islands exempted company and its subsidiaries and, in the context of describing our operations and consolidated financial information, also include its consolidated affiliated entities;
●	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan;
●	“Greater Bay Area” refers to Guangdong-Hong Kong-Macau Greater Bay Area, consisting of Guangzhou, Shenzhen, Zhuhai, Foshan, Dongguan, Zhongshan, Jiangmen, Huizhou, and Zhaoqing, as well as Hong Kong and Macau;
●	“ordinary shares” or “shares” refer to our ordinary shares, which include all Class A ordinary shares, par value US$0.00001 per share, Class B ordinary shares, par value US$0.00001 per share, and Class C ordinary shares, par value US$0.00001 per share, collectively;
●	“variable interest entities,” or “VIEs,” refer to Beijing Yiyun Network Technology Co., Ltd. (previously known as Beijing aBitCool Network Technology Co., Ltd.), or VNET Technology, Beijing iJoy Information Technology Co., Ltd., or BJ iJoy, WiFire Network Technology (Beijing) Co., Ltd. (previously known as aBitcool Small Micro Network Technology (BJ) Co., Ltd.), or WiFire Network and Shanghai Zhiyan Yunwei Technology Co., Ltd., or SH Zhiyan, four domestic PRC companies in which we do not have equity interests but whose financial results have been consolidated into our consolidated financial statements in accordance with U.S. GAAP due to our having effective control over, and our being the primary beneficiary of, the four companies;
●	“consolidated affiliated entities” refer to the variable interest entities and their direct and indirect subsidiaries; and
●	“RMB” and “Renminbi” refer to the legal currency of China. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.3726 to US$1.00, the exchange rate on December 30,2021 as set forth in the H.10 statistical release published by the Federal Reserve Board

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

PART I

EXPLANATORY NOTE

Investing in our securities involves a high degree of risk. Please carefully consider the risks discussed under “Risk Factors” in this annual report beginning on page 19. We provide the following disclosure to help investors better understand our corporate structure, operations in China and the associated risks.

As used in this annual report, (i) “variable interest entities” or “ VIEs” refers to VNET Technology, BJ iJoy, WiFire Network, and SH Zhiyan, each of which is a company incorporated in the PRC; (ii) “PRC WFOEs” or “our wholly-owned PRC subsidiaries” refers to VNET Data Center Co., Ltd., or VNET China, Joytone Infotech Co., Ltd., or SZ Zhuoaiyi, Abitcool (China) Broadband Inc., or aBitCool DG, and Shanghai Edge Connect Technology Co., Ltd., or SH Edge Connect, our wholly-owned subsidiaries incorporated in the PRC; (iii) “VNET Group” or “our holding company” refers to VNET Group, Inc., our Cayman holding company; and (iv) “we,” “us,” “our company,” or “our” refers to VNET Group, Inc. and its subsidiaries and, in the context of describing our operations and consolidated financial information, also include the VIEs and their subsidiaries, unless the context otherwise requires.

Our Corporate Structure and Operations in China

VNET Group, Inc. is not an operating company but a Cayman Islands holding company with operations primarily conducted by its subsidiaries and variable interest entities, or VIEs, and VIEs’ subsidiaries. Foreign ownership in the business involving data center and value-added telecommunications service (except for e-commerce, domestic conferencing, store-and-forward, and call center services), is subject to significant restrictions under current PRC laws, rules and regulations. In order to provide certain data center and value-added telecommunication services in China while ensuring compliance with PRC laws and regulations, our wholly-owned PRC subsidiaries entered into a series of contractual arrangements with the VIEs and their shareholders. The contractual agreements are designed to provide us economic exposure and control over such services to the VIEs’ data center and value-added telecommunication services in China where PRC law prohibits, restricts or impose conditions on direct equity investment in the VIEs. For a detailed description about these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Variable Interest Entities and Their Shareholders.”

As a result of such series of contractual arrangements, VNET Group and its relevant wholly-owned subsidiaries become the primary beneficiary of the VIEs for accounting purposes and treat them as PRC consolidated entities under U.S. GAAP. We consolidate the financial results of the VIEs and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. Neither we nor our investors own any equity ownership in, direct foreign investment in, or control through such ownership/investment of the VIEs. These contractual arrangements have not been tested in a court of law in the PRC. As a result, investors in our ADSs are not purchasing equity interest in the VIEs or their subsidiaries but instead are purchasing equity interest in VNET Group, a Cayman Islands holding company.

Our contractual arrangements with the VIEs and their respective shareholders have not been tested in a court of law in the PRC and foreign investors may never be allowed to hold equity interests in the VIEs and their subsidiaries under PRC laws and regulations. Chinese regulatory authorities could in the future disallow these agreements, which would likely affect our operations in China. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors— Risks Related to Our Corporate Structure” in this annual report on Form 20-F.

We and the VIEs face various legal and operational risks and uncertainties related to doing business in China, including complex and evolving PRC laws and regulations. For example, we and the VIEs face risks associated with regulatory approvals on offshore offerings, the use of variable interest entities, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, as well as the lack of inspection by the Public Company Accounting Oversight Board, or PCAOB, on our independent registered public accounting firm, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

The Holding Foreign Companies Accountable Act

Our ADSs may be delisted or trading in our ADSs would be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China for three consecutive years pursuant to the Holding Foreign Companies Accountable Act, which was enacted on December 18, 2020. On June 22, 2021, the U.S. Senate passed the “Accelerating Holding Foreign Companies Accountable Act”, which, if passed by the U.S. House of Representatives and signed into law by the President, would decrease the number of non-inspection years for foreign companies to comply with PCAOB audits from three to two years, thus reducing the time period before their securities may be prohibited from trading or delisted. On December 2, 2021, the SEC issued amendments to finalize the interim final rules previously adopted in March 2021 to implement the submission and disclosure requirements in the Holding Foreign Companies Accountable Act. On December 16, 2021, the PCAOB issued a report relaying to the SEC its determinations that the PCAOB is unable to inspect or investigate completely registered public accounting firms in Mainland China and Hong Kong due to positions taken by Chinese authorities. The report, issued under Rule 6100, lists dozens of accounting firms based in Mainland China and Hong Kong subject to the determinations, including our independent registered public accounting firm. Under Rule 6100, the PCAOB will reassess its determinations at least annually. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and consolidated affiliated entities in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC WFOEs and the VIEs have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our subsidiaries and our consolidated affiliated entities in China, including, among others, the value-added telecommunications operation licenses. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for business operations in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks related to Doing Business in China— If we fail to acquire, obtain or maintain applicable telecommunications licenses, or are deemed by relevant governmental authorities to be operating without full compliance with the laws and regulations, our business would be materially and adversely affected.”

Furthermore, in connection with our issuance of securities to foreign investors, under the current PRC laws, regulations and regulatory rules, as of the date of this annual report, we, our PRC WFOEs and the VIEs, (i) are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not been asked to obtain such permissions by any PRC authority.

However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks related to Doing Business in China— The approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval.”

Recent Regulatory Actions by the PRC Government

Recently, the PRC government initiated a series of regulatory actions and guidelines to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, regulating overseas securities offering and listing, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement, which may impact our ability to conduct business, accept foreign investments, or list on an U.S. or other foreign exchange.

●	On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

●	The PRC Data Security Law, which was promulgated by the Standing Committee of PRC National People’s Congress, or the SCNPC, on June 10, 2021 and became effective on September 1, 2021, outlines the main system framework of data security protection. The Personal Information Protection Law, which was promulgated by the SCNPC on August 20, 2021 and became effective on November 1, 2021, outlines the main system framework of personal information protection and processing. Given that these laws were recently promulgated or issued, their interpretation, application and enforcement are subject to substantial uncertainties.
●	On December 28, 2021, the CAC and 12 other PRC regulatory authorities jointly issued the revised Cybersecurity Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures provides, among others, (i) the purchase of cyber products and services by critical information infrastructure operators, or the CIIOs, and the network platform operators, which engage in data processing activities that affects or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office, the department which is responsible for the implementation of cybersecurity review under the CAC; and (ii) the network platform operators with personal information of over one million users that seek for listing on a foreign stock exchange are obliged to apply for a cybersecurity review by the Cybersecurity Review Office. In addition, the Cybersecurity Review Measures provides that the relevant competent governmental authorities may initiate a cybersecurity review against the relevant CIIOs and network platform operators if the authorities believe that the network product or service or data processing activities of such operators affect or may affect national security. However, the Cybersecurity Review Measures does not provide any explanation or interpretation of “affect or may affect national security”, and PRC authorities may have broad discretion in interpreting and enforcing these laws and regulations. We cannot predict the impact of the Cybersecurity Review Measures, if any, at this stage, and we will closely monitor and assess the statutory developments in this regard.
●	On August 17, 2021, the State Council promulgated the Regulations on Protection of Security of Critical Information Infrastructure, which took effect on September 1, 2021, pursuant to which, the relevant governmental authorities are responsible for stipulating rules for the identification of critical information infrastructures with reference to several factors set forth in the regulations, and further identify the CIIO in the related industries in accordance with such rules. The relevant authorities shall also notify operators identified as the CIIO. However, as these regulations were newly issued and the governmental authorities may further enact detailed rules or guidance with respect to the interpretation and implementation of such regulations, it remains unclear whether we will be identified as a CIIO. As of the date of this annual report, we have not received any notice from any authorities identifying us as a CIIO or requiring us to undertake a cybersecurity review.
●	On November 14, 2021, the CAC published the draft Regulations for the Administration of Cyber Data Security, or the Draft Data Security Regulations, for public comments until December 13, 2021. The Draft Data Security Regulations require that data processors conducting the following activities to apply for cybersecurity review: (i) merger, reorganization or division of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. Where data processors conduct merger, reorganization separation, or otherwise, the data recipient shall continue to perform its data security protection obligations, and the data processor shall report to the local competent department if personal information of more than one million people is involved. The Draft Data Security Regulations also require data processors processing important data or being listed outside China shall carry out data security assessment annually by itself or through a third-party data security service provider and submit assessment report to local agency of the CAC before January 31 each year. As the Draft Data Security Regulations was issued for public comments only, its provisions and anticipated adoption or effective date may be subject to change and thus its interpretation and implementation remain substantially uncertain. We cannot predict the impact of the Draft Data Security Regulations, if any, at this stage, and we will closely monitor and assess any development in the rulemaking process. If the Draft Data Security Regulations is adopted in current form, the CAC and the PRC governmental authorities may have wide discretion in the interpretation and enforcement of these regulations. It also remains uncertain whether the future regulatory changes would impose additional restrictions on companies like us. If the enacted version of the Draft Data Security Regulations requires any clearance of cybersecurity review and other specific actions to be completed by companies like us, we face uncertainties as to whether such clearance can be timely obtained, or at all. If we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, or suspension of our non-compliant operations, among other sanctions, which could materially and adversely affect our business and results of operations.

●	On December 24, 2021, the CSRC, published the draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the draft of the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) for public consultation. Pursuant to such draft rules, PRC domestic companies directly or indirectly offer securities or list on overseas markets, including (i) Chinese companies limited by shares and (ii) overseas enterprises with business mainly conducted in China and intends to use its domestic equity, assets, income or other similar interests to offer securities or list on overseas markets, shall submit filing materials to CSRC within three working days after the submission of the application documents for an initial public offering overseas. For issuance of listed securities overseas after listings on the overseas market, filing materials should be submitted to CSRC within three working days after the completion of the issuance. Failure to complete the filing required by the regulatory requirements may expose the domestic company to a warning or a fine of RMB1 million to RMB10 million. For serious cases, the domestic company may be ordered to suspend the relevant business, cease operation or revoke relevant business or qualification licenses. However, uncertainty remains as to the final form of these regulations and their interpretation and implementation upon promulgation.
●	The State Anti-Monopoly Bureau, the anti-monopoly enforcement agency in the PRC, has in recent years strengthened enforcement under the Anti-Monopoly Law, including conducting investigations and levying significant fines with respect to concentration of undertakings, cartel activity, monopoly agreements and abusive behavior by companies with market dominance. In February 2021, the Anti-Monopoly Committee of the State Council published the Guideline that aims at specifying some of the circumstances under which an activity of internet platforms may be identified as monopolistic act as well as setting out merger controlling filing procedures involving variable interest entities. On October 23, 2021, the SCNPC issued the draft amendments to the Anti-Monopoly Law, which proposes to increase the fines for illegal concentration of business operators to no more than ten percent of its last year’s sales revenue if the concentration of business operator has or may have an effect of excluding or limiting competitions, or a fine of up to RMB5 million if the concentration of business operator does not have an effect of excluding or limiting competition. The draft also proposes that the relevant authorities shall investigate a transaction where there is any evidence that the concentration has or may have the effect of eliminating or restricting competitions, even if such concentration does not reach the filing threshold. We cannot assure you that we will not be affected, either directly or indirectly, by the strengthened enforcements actions taken by the authority. In addition, in order to comply with existing and new anti-monopoly laws, regulations and guidance which are constantly evolving, we may need to devote additional resources and efforts, which may adversely affect our business, growth prospects, and the value of our ADSs, and any incompliance or associated inquiries, investigations and other governmental actions may divert significant management time and attention and our financial resources, bring negative publicity, subject us to liabilities or administrative penalties, and materially and adversely affect our financial condition, operations and business prospects.

For a detailed description of risks related to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China” and “Item 4. Information on the Company—B. Business Overview—Regulation” in this annual report on Form 20-F.

ITEM 1.        IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.        OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.         KEY INFORMATION

Our Corporate Structure and Its Related Risks

VNET Group, Inc. is a Cayman Islands holding company with no material operations of its own. We conduct our operations in China primarily through our PRC subsidiaries and the VIEs. Foreign ownership in the business involving value-added telecommunications service, including data center service (except for e-commerce, domestic conferencing, store-and-forward, and call center services), is subject to significant restrictions under current PRC laws, rules and regulations. Accordingly, we operate these businesses in China through four domestic PRC companies, namely VNET Technology, BJ iJoy, WiFire Network, and SH Zhiyan. Investors in our ADSs thus are not purchasing equity interest in our operating entities in China but instead are purchasing equity interest in a Cayman Islands holding company.

The following chart illustrates our corporate structure as of the date of this annual report.

VNET Group, Inc.
Dermot Holdings Limited
VNET Group Limited
VNET Ventures Limited
EdgeBlue Limited
Diyixian.com Limited
VNET Future Technology Limited
WiFire Group Inc.
VNET Mobile Limited
VNET DRP Investment Holdings Limited
Shihua DC Investment Holdings Limited
Shihua DC Investment Holdings 2 Limited
Apeuer Investment Limited
Hongkong Fastweb Holdings Co., Limited
Asia Quality Limited
VNET @Xian Holding Limited
VNET DRP Datong Private Limited
Shihua DC Investment SH1 Limited
Outside China
Inside China
Shenzhen Cloud Native Technology Co., Ltd.
Abitcool (China) Broadband Inc. (aBitCool DG)
Joytone Infotech Co., Ltd. (SZ Zhuoaiyi)
VNET (Foshan) Technology Co., Ltd.
VNET Hangzhou Information Technology Co., Ltd.
VNET Anhui Suzhou Technology Co., Ltd.
VNET Data Center Co., Ltd. (VNET China)
VNET Zhuhai Financial Leasing Co., Ltd.
Foshan Zhuoyi Intelligence Data Co., Ltd.
VNET (Xi'an) Technology Co., Ltd.
Beijing Hongyuan Network Technology Co., Ltd.
Shanghai Waigaoqiao Free Trade Zone Gaoqing Technology Co., Ltd.
Beijing Zhongguan Yongfeng Investment Consulting Co., Ltd.
Shanghai Edge Connect Technology Co., Ltd. (SH Edge Connect)
Beijing TenxCloud Technology Co., Ltd. (BJ TenxCloud)
Wifire Network Technology (Beijing) Co., Ltd. (WiFire Network)
Beijing iJoy Information Technology Co., Ltd. (BJ iJoy)
Shanghai iJoy Information Technology Co., Ltd. (SH iJoy)
Beijing Yiyun Network Technology Co., Ltd. (VNET Technology)
Beijing VNET Broad Band Data Center Co., Ltd. (VNET Beijing)
Equity Interest
Contractual Arrangements
Shanghai Shilian Technology Co., Ltd. (SH Shilian)
Jiwu Senlin (Beijing) Engineering Co., Ltd.
Beijing Jianghe Cloud Technology Co., Ltd.
Zhongke Ziying Technology Co., Ltd.
Gu'an Junhui Network Technology Co., Ltd.
Beijing Shuntou Green Energy Data Technology Co., Ltd.
Shanghai Zhiyan Yunwei Technology Co., Ltd. (SH Zhiyan)
Shanghai Blue Cloud Technology Co., Ltd. (SH Blue Cloud)
Shanghai Edge Blue Cloud Network Technology Co., Ltd.
Shenzhen Diyixian Telecommunication Co., Ltd. (SZ DYX)
Langfang Xunchi Computer Data Processing Co., Ltd.
Beijing Yicheng taihe Investment Co., Ltd.
Beijing Yilong Xinda Technology Co., Ltd.
Guangzhou Lianyun Big Data Co., Ltd.
Beijing Xianghu Yunlian Technology Co., Ltd.
Shanghai Hujiang Songlian Technology Co., Ltd.
Beijing Shuhai Hulian Technology Co., Ltd.
Nantong Chenghong Cloud Computing Co., Ltd.
VNET (Xi'an) Information Outsourcing Industry Park Services Co., Ltd. (Xi'an Sub)
Shanghai Heshe ng Data System Co., Ltd. (SH Heshe ng)
Shanghai Shuchuang Investment Management Co., Ltd.
Sanhe Shuifeng Information Technology Co., Ltd.
Langfang Huahai Internet Technology Co., Ltd.
100%
51%
99.9%
74%
26%
20%
80%
67.82%
32.18%

Neither we nor our subsidiaries own any equity interest in the VIEs. The VIE equity holders are founders, directors, executive officers, employees or shareholders of our Company or entities ultimately controlled by our founders. We receive the economic benefits of the business operations of the VIEs through a series of contractual arrangements between our wholly-owned PRC subsidiaries, the VIEs and the VIEs’ shareholders. The contractual arrangements enable us to: (a) collectively exercise effective control over the variable interest entities and their subsidiaries; (b) receive substantially all of the economic benefits of the variable interest entities and their subsidiaries in consideration for the services provided by our wholly-owned PRC subsidiaries; and (c) have an exclusive option to purchase all or part of the equity interests in the variable interest entities when and to the extent permissible under PRC laws. As a result of the contractual arrangements, we bear the risks of, and enjoy the rewards associated with, and therefore are the primary beneficiary of these variable interest entities. We treat the VIEs as PRC consolidated entities under U.S. GAAP. We consolidate the financial results of the VIEs in our consolidated financial statements in accordance with U.S. GAAP.

Our contractual arrangements with the variable interest entities and their shareholders are briefly described as follows.

Agreements that Provide Us Effective Control

Share Pledge Agreements

On February 23, 2011, VNET China entered into a share pledge agreement with VNET Technology and each of its shareholders. Pursuant to the share pledge agreement, each of the shareholders pledged his shares in VNET Technology to VNET China in order to secure the shareholders’ payment obligations under the loan agreement. Each shareholder also agreed not to transfer or create any other security or restriction on the shares of VNET Technology without the prior consent of VNET China. VNET China, at its own discretion, is entitled to acquire each shareholder’s equity interests in VNET Technology as permitted by PRC laws. We have registered the pledges of the equity interests in VNET Technology with the local branch of the State Administration for Industry and Commerce of the PRC (currently known as State Administration for Market Regulation of the PRC).

Irrevocable Power of Attorney

Each shareholder of VNET Technology has executed an irrevocable power of attorney. Pursuant to the irrevocable power of attorney, each shareholder of VNET Technology appointed VNET China or a person designated by VNET China as his/her attorney-in-fact to attend shareholders’ meeting of VNET Technology, exercise all the shareholder’s voting rights, including but not limited to, sale transfer, pledge or dispose of his/her equity interests in VNET Technology. The power of attorney remains valid and irrevocable from the date of execution, so long as each shareholder remains the shareholder of VNET Technology. The above irrevocable power of attorney was subsequently assigned to the Company by VNET China.

Optional Share Purchase Agreements

The optional share purchase agreement is entered into among VNET China, VNET Technology, VNET Beijing and the shareholders of VNET Technology on December 19, 2006. Pursuant to the agreement, the shareholders irrevocably grant VNET China or its designated persons the sole option to acquire from the shareholders or VNET Technology all or any part of the equity interests in VNET Technology and VNET Beijing when permissible under PRC laws. VNET Technology and VNET Beijing made certain covenants to maintain the value of the equity interests, including but not limited to, engage in the ordinary course of business and refrain from making loans and entering into agreements exceeding the value of RMB200,000 with the exception of transactions made in the ordinary course of business. The initial term of 10 years has expired on December 18, 2016. The parties to this agreement have entered into a supplemental agreement on December 19, 2016, pursuant to which the term of this agreement is extended for 10 years and will be automatically renewed at the end of each 10-year term, unless otherwise terminated at the option of VNET China with a 30-day advance written notice.

Agreements that Transfer Economic Benefits from the Variable Interest Entity to Us or Absorb Losses

Loan Agreements and Financial Support Letter

VNET China and the shareholders of VNET Technology entered into a loan agreement on January 28, 2011. Pursuant to the agreements, VNET China has provided interest-free loan facilities of RMB7.0 million and RMB3.0 million, respectively, to the shareholders of VNET Technology, Mr. Sheng Chen and Mr. Jun Zhang, which was used to provide capital to VNET Technology to develop our data center and telecommunications value-added business and related businesses. There is no fixed term for the loan. To repay the loans, the shareholders of VNET Technology are required to transfer their shares in VNET Technology to VNET China or any entity or person designated by VNET China, as permitted under PRC laws. The shareholders of VNET Technology also undertake not to transfer all or part of their equity interests in VNET Technology to any third party, or to create any encumbrance, without the written permission from VNET China. In addition, we will provide unlimited financial support to VNET Technology for its operations and agreed to forego the right to seek repayment in the event VNET Technology is unable to repay such funding.

Exclusive Technical Consulting and Services Agreements

On July 15, 2003, VNET China and VNET Technology entered into an exclusive service agreement, which was superseded by a new exclusive technical consulting and service agreement entered into among VNET China, VNET Technology and VNET Beijing on December 19, 2006. VNET China agreed to provide VNET Technology and VNET Beijing with exclusive technical consulting and services, including internet technology services and management consulting services. VNET Technology and VNET Beijing agreed to pay an hourly rate of RMB1,000 and the rate is subject to adjustment at the sole discretion of VNET China. VNET Technology and VNET Beijing agreed that they will not accept similar or comparable service arrangements that may replace the services provided by VNET China without prior written consent of VNET China. VNET China is entitled to have sole and exclusive ownership of all rights, title and interests to any and all intellectual property rights arising from the provision of services. The initial term of 10 years has expired on December 18, 2016. The parties to this agreement have entered into a supplemental agreement on December 19, 2016, pursuant to which the term of this agreement is extended for 10 years and will be automatically renewed at the end of each 10-year term, unless otherwise terminated at the option of VNET China with a 30-day advance written notice.

For more details about our contractual arrangements, please refer to “Item 4. Information on the Company—C. Organizational Structure” in this annual report on Form 20-F.

The contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs, and we may incur substantial costs to enforce the terms of the arrangements. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability, as a Cayman Islands holding company, to enforce these contractual arrangements and doing so may be quite costly. There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIEs and their shareholders. It is uncertain whether any new PRC laws, rules or regulations relating to VIE structures will be adopted or if adopted, what effect they may have on our corporate structure. If, as a result of such contractual arrangements, we or the VIEs are found to be in violation of any existing or future PRC laws or regulations, or such contractual arrangement is determined as illegal and invalid by the PRC court, arbitral tribunal or regulatory authorities, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors— Risks Related to Our Corporate Structure” in this annual report on Form 20-F.

We and the VIEs are also subject to risks and uncertainties related to our corporate structure, including, but not limited to, the following:

●	We believe that our corporate structure and contractual arrangements are not in violation with the current applicable PRC laws and regulations. As of the date of this annual report, based on the opinion of our PRC legal counsel, we believe that our PRC subsidiaries and the VIEs are not subject to permission requirements from the CSRC, the CAC, nor any other PRC government authorities to approve these contractual arrangements. However, PRC laws and regulations governing the approval of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations. Accordingly, the PRC regulatory authorities may take a view that is contrary to the view of our PRC counsel. There can be no assurance that the PRC government authorities such as the Ministry of Commerce, or the MOFCOM, the Ministry of Industry and Information Technology, or the MIIT, or other authorities that regulate our business and other participants in the telecommunications industry, would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the approval of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations. As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions regarding our corporate structure and contractual arrangements from the CSRC, CAC or any other PRC government authorities. If we inadvertently conclude that approvals are not required, or if these regulations change or are interpreted differently and we are required to obtain approval in the future, our shares may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of our PRC subsidiaries that conduct all or substantially all of our operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulation, and rules relating to the agreements that establish the variable interest entities structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the variable interest entities, and consequently, significantly affect our financial condition and results of operations. If the PRC government finds the agreements with the variable interest entities non-compliant with relevant PRC laws, regulations, and rules, of these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interest in the variable interest entities”;
●	We rely on contractual arrangements with the VIEs and their shareholders for our business operations, and these contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs. We rely on the performance by the VIEs and their shareholders of their obligations under the contracts to exercise control over the VIEs. The shareholders of the VIEs may not act in the best interests of us or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portion of our business through the contractual arrangements with the VIEs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure— We rely on contractual arrangements with the variable interest entities and their shareholders for our China operations, which may not be as effective as direct ownership in providing operational control. Any failure by the variable interest entities or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business”;
●	Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business. If the VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC law. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the variable interest entities and their shareholders for our China operations, which may not be as effective as direct ownership in providing operational control. Any failure by the variable interest entities or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business”; and

●	The shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition. The shareholders of the VIEs may breach, or cause the VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIEs, which would have a material adverse effect on our ability to effectively control the VIEs and receive economic benefits from them. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of the variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

Risks Related to Our Business and Industry

Risks and uncertainties related to our and the VIEs’ business and industry include, but are not limited to, the following:

●	We may not be able to successfully implement our growth strategies or manage our growth.
●	We may not be able to increase sales to our existing customers and attract new customers, which would adversely affect our results of operations.
●	Delays in the construction of new data centers or the expansion of existing data centers could involve significant risks to our business.
●	The ongoing COVID-19 pandemic could materially and adversely affect our business, financial condition and results of operations.
●	We have a history of net loss and we are uncertain about our future profitability.
●	If we are unable to meet our customers’ requirements, our reputation and results of operations could suffer.
●	Any significant or prolonged failure in our infrastructure or services would lead to significant costs and disruptions and would reduce our revenues, harm our business reputation and have a material adverse effect on our financial condition and results of operations.
●	We rely on customers in the internet industry for most of our revenues.
●	Failure to maintain our partnership with Microsoft may have a material and adverse effect on our operations and the strategic goals of our cloud service business.
●	We depend on third-party suppliers for key elements of our network infrastructure, data center and telecommunication network services, and we also compete with some of the third-party suppliers, primarily China Telecom and China Unicom, for certain telecommunication resources.
●	Our ADSs could be delisted or trading in our ADSs could be prohibited if we are unable to meet the PCAOB inspection requirements in time.

Risks Related to Doing Business in China

We and the VIEs face risks and uncertainties related to doing business in China in general, including, but not limited to, the following:

●	The Chinese government may intervene or influence our operations at any time or may exert more control over offerings conducted overseas and foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our ordinary shares. Additionally, the PRC government has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

●	The approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval.
●	If we fail to acquire, obtain or maintain applicable telecommunications licenses, or are deemed by relevant governmental authorities to be operating without full compliance with the laws and regulations, our business would be materially and adversely affected.
●	Adverse changes in political and economic policies or political or social conditions of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our services and adversely affect our competitive position.

Risks Related to Our ADS

●	The market price of our ADSs has fluctuated and may continue to be volatile, which could result in substantial losses to holders of our ADSs.
●	Our directors and employees may face claims and lawsuits as a result of their position in other companies, which may also harm our reputation.
●	Our triple-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.
●	Future sales of a substantial number of our ADSs in the public market, or the perception that these sales could occur, could cause the price of our ADSs to decline.
●	We are exempt from certain corporate governance requirements of Nasdaq and we intend to rely on certain exemptions.
●	We are a foreign private issuer within the meaning of the rules under the U.S. Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

A.[Reserved]

Financial Information Related to the VIEs and Parent

Set forth below are the selected condensed consolidated statement of operations data, balance sheet data and cash flows data for our holding company, our subsidiaries, one of our WFOEs that is the primary beneficiary of the VIEs under U.S. GAAP, or the Primary Beneficiary of VIEs, and the VIEs and VIEs’ subsidiaries, eliminating adjustments and consolidated totals as of and for the years ended December 31, 2019, 2020 and 2021.

Selected Condensed Consolidated Statement of Operations Data

	For the Year Ended December 31, 2021
		(RMB in thousands)
			Primary
	VNET	Other	Beneficiary of	VIEs and VIEs’	Eliminating	Consolidated
	Group, Inc.	Subsidiaries	VIEs	Subsidiaries	Adjustments	Totals
Third-party revenue	—	1,098,386	—	5,091,415	—	6,189,801
Inter-company revenue(1)	—	309,068	—	53,695	(362,763)	—
Cost of revenue	—	(996,656)	—	(4,117,878)	362,763	(4,751,771)
Gross profit	—	410,798	—	1,027,232	—	1,438,030
Operating (expenses) income	(275,881)	(401,175)	216	(739,876)	—	(1,416,716)
Equity in gain of subsidiaries/VIEs(2)	66,762	143,488	193,569	—	(403,819)	—
Loss from equity method investments	—	(4,929)	—	(40,818)	7,081	(38,666)
Other income (expenses)	709,217	43,974	(1,128)	(108,203)	—	643,860
Income tax expenses	—	(16,497)	(49,169)	(45,741)	—	(111,407)
Net (loss) profit attributable to noncontrolling interest	—	(11,577)	—	3,655	(7,081)	(15,003)
Net income attributable to the VNET Group, Inc.	500,098	164,082	143,488	96,249	(403,819)	500,098

	For the Year Ended December 31, 2020
	(RMB in thousands)
			Primary
	VNET	Other	Beneficiary of	VIEs and VIEs’	Eliminating	Consolidated
	Group, Inc.	Subsidiaries	VIEs	Subsidiaries	Adjustments	Totals
Third-party revenue	—	983,133	—	3,845,886	—	4,829,019
Inter-company revenue(1)	—	241,549	—	39,255	(280,804)	—
Cost of revenue	—	(919,153)	—	(3,114,659)	280,804	(3,753,008)
Gross profit	—	305,529	—	770,482	—	1,076,011
Operating expenses	(94,175)	(343,012)	—	(522,220)	—	(959,407)
Equity in gain of subsidiaries/VIEs(2)	97,704	123,725	133,988	—	(355,417)	—
(Loss) gain from equity method investments	—	(377)	—	14,247	(3,001)	10,869
Other (expenses) income	(2,712,876)	98,563	—	(84,083)	—	(2,698,396)
Income tax benefits (expenses)	—	5,605	(10,263)	(104,678)	—	(109,336)
Net (loss) profit attributable to noncontrolling interest	—	(32,759)	—	670	3,001	(29,088)
Net (loss) income attributable to the VNET Group, Inc.	(2,709,347)	157,274	123,725	74,418	(355,417)	(2,709,347)

	For the Year Ended December 31, 2019
	(RMB in thousands)
			Primary
	VNET	Other	Beneficiary of	VIEs and VIEs’	Eliminating	Consolidated
	Group, Inc.	Subsidiaries	VIEs	Subsidiaries	Adjustments	Totals
Third-party revenue	—	962,399	—	2,826,568	—	3,788,967
Inter-company revenue(1)	—	204,285	—	31,608	(235,893)	—
Cost of revenue	—	(837,001)	—	(2,248,410)	235,893	(2,849,518)
Gross profit	—	329,683	—	609,766	—	939,449
Operating expenses	(44,490)	(231,901)	—	(480,824)	—	(757,215)
Equity in gain of subsidiaries/VIEs(2)	136,770	—	—	—	(136,770)	—
Loss from equity method investments	—	(39,008)	—	(7,685)	(3,860)	(50,553)
Other expenses	(274,572)	(378)	—	(32,540)	—	(307,490)
Income tax (expenses) benefits	—	(28,312)	—	22,875	—	(5,437)
Net loss attributable to noncontrolling interest	—	(3,415)	—	(1,491)	3,860	(1,046)
Net (loss) income attributable to the VNET Group, Inc.	(182,292)	26,669	—	110,101	(136,770)	(182,292)

Notes:

(1)	It represents the elimination of the intercompany service charge at the consolidation level.
(2)	It represents the elimination of the investments among VNET Group, Inc., other subsidiaries, the Primary Beneficiary of VIEs and VIEs and VIEs’ subsidiaries.

Selected Condensed Consolidated Balance Sheet Data

	As of December 31, 2021
	(RMB in thousands)
			Primary
	VNET	Other	Beneficiary of	VIEs and VIEs’	Eliminating	Consolidated
	Group, Inc.	Subsidiaries	VIEs	Subsidiaries	Adjustments	Totals
Cash and cash equivalents	100,019	611,950	278	660,234	—	1,372,481
Accounts receivable, net	—	266,625	—	1,139,372	—	1,405,997
Amount due from inter-companies	9,844,114	6,951,561	296,490	1,002,865	(18,095,030)	—
Property and equipment, net	—	3,337,908	—	6,754,511	—	10,092,419
Investment in subsidiaries and VIEs	2,333,998	649,539	330,557	53,774	(3,367,868)	—
Others	93,546	3,763,527	229	6,366,840	—	10,224,142
Total assets	12,371,677	15,581,110	627,554	15,977,596	(21,462,898)	23,095,039
Accounts payable	51	140,977	—	352,478	—	493,506
Amounts due to inter-companies	806,788	10,057,430	3,001	7,227,811	(18,095,030)	—
Others	4,322,609	2,511,277	59,660	8,106,986	—	15,000,532
Total liabilities	5,129,448	12,709,684	62,661	15,687,275	(18,095,030)	15,494,038
Total equity	7,242,229	2,871,426	564,893	290,321	(3,367,868)	7,601,001

	As of December 31, 2020
	(RMB in thousands)
			Primary
	VNET	Other	Beneficiary of	VIEs and VIEs’	Eliminating	Consolidated
	Group, Inc.	Subsidiaries	VIEs	Subsidiaries	Adjustments	Totals
Cash and cash equivalents	62,116	1,910,677	—	737,556	—	2,710,349
Accounts receivable, net	—	182,623	—	664,610	—	847,233
Amounts due from inter-companies	9,320,580	4,914,779	—	526,479	(14,761,838)	—
Property and equipment, net	—	2,935,547	—	5,170,878	—	8,106,425
Investment in subsidiaries and VIEs	2,169,222	213,503	133,988	55,926	(2,572,639)	—
Others	97,391	3,116,814	—	4,495,543	—	7,709,748
Total assets	11,649,309	13,273,943	133,988	11,650,992	(17,334,477)	19,373,755
Accounts payable	52	106,666	—	182,669	—	289,387
Amounts due to inter-companies	38,863	8,927,102	—	5,795,873	(14,761,838)	—
Others	5,045,460	1,653,086	10,263	5,478,079	—	12,186,888
Total liabilities	5,084,375	10,686,854	10,263	11,456,621	(14,761,838)	12,476,275
Total equity	6,564,934	2,587,089	123,725	194,371	(2,572,639)	6,897,480

Selected Condensed Consolidated Cash Flows Data

	For the Year Ended December 31, 2021
	(RMB in thousands)
			Primary
	VNET	Other	Beneficiary of	VIEs and VIEs’	Eliminating	Consolidated
	Group, Inc.	Subsidiaries	VIEs	Subsidiaries	Adjustments	Totals
Net cash (used in) provided by operating activities	(349,525)	909,845	(912)	866,713	—	1,426,121
Capital contribution	(31,879)	(297,680)	(3,000)	—	332,559	—
Loans to inter-companies	37,080	(892,523)	(293,490)	(163,800)	1,312,733	—
Other investing activities	239,190	(1,508,944)	—	(2,531,907)	—	(3,801,661)
Net cash provided by (used in) investing activities	244,391	(2,699,147)	(296,490)	(2,695,707)	1,645,292	(3,801,661)
Capital contribution	—	34,879	297,680	—	(332,559)	—
Borrowings under loan from inter-companies	—	71,120	—	1,241,613	(1,312,733)	—
Other financing activities	143,037	277,624	—	546,915	—	967,576
Net cash generated from financing activities	143,037	383,623	297,680	1,788,528	(1,645,292)	967,576

	For the Year Ended December 31, 2020
	(RMB in thousands)
			Primary
	VNET	Other	Beneficiary of	VIEs and VIEs’	Eliminating	Consolidated
	Group, Inc.	Subsidiaries	VIEs	Subsidiaries	Adjustments	Totals
Net cash (used in) provided by operating activities	(1,219,540)	952,966	—	751,753	—	485,179
Capital contribution	(455,242)	(68,976)	—	—	524,218	—
Loans to inter-companies	(3,652,727)	(64,602)	—	1,295,365	2,421,964	—
Other investing activities	1,071,599	(1,722,050)	—	(3,238,723)	—	(3,889,174)
Net cash used in investing activities	(3,036,370)	(1,855,628)	—	(1,943,358)	2,946,182	(3,889,174)
Capital contribution	—	455,242	—	68,976	(524,218)	—
Borrowings under loan from inter-companies	—	2,357,362	—	64,602	(2,421,964)	—
Other financing activities	4,074,037	(1,079,286)	—	1,168,504	—	4,163,255
Net cash generated from financing activities	4,074,037	1,733,318	—	1,302,082	(2,946,182)	4,163,255

	For the Year Ended December 31, 2019
	(RMB in thousands)
			Primary
	VNET	Other	Beneficiary of	VIEs and VIEs’	Eliminating	Consolidated
	Group, Inc.	Subsidiaries	VIEs	Subsidiaries	Adjustments	Totals
Net cash (used in) provided by operating activities	(142,989)	494,263	—	495,308	—	846,582
Capital contribution	—	—	—	—	—	—
Loans to inter-companies	(1,060,360)	(304,969)	—	560,228	805,101	—
Other investing activities	49,103	146,906	—	(1,807,992)	—	(1,611,983)
Net cash used in investing activities	(1,011,257)	(158,063)	—	(1,247,764)	805,101	(1,611,983)
Capital contribution	—	—	—	—	—	—
Borrowings under loan from inter-companies	—	704,201	—	100,900	(805,101)	—
Other financing activities	807,765	(1,130,594)	—	784,386	—	461,557
Net cash provided by (used in) financing activities	807,765	(426,393)	—	885,286	(805,101)	461,557

Transfer of Cash Through Our Organization

VNET Group, Inc. is a Cayman Islands holding company with no material operations of its own. We currently conduct our operations primarily through the VIEs and their subsidiaries. As of December 31, 2021, we had RMB1,708.5 million (US$268.1 million) in cash and cash equivalents and restricted cash and nil in short-term investments that consisted of investments in wealth management products which are redeemable by us at any time. Although we consolidate the results of the variable interest entities and their subsidiaries, we only have access to the assets or earnings of the variable interest entities and their subsidiaries through our contractual arrangements with the variable interest entities and their shareholders.

Cash is transferred through our organization in the manner as follows: (i) we may transfer funds to PRC subsidiaries through our Hong Kong subsidiaries, by additional capital contributions or shareholder loans, as the case may be; (ii) PRC subsidiaries may provide loans to the VIEs, subject to statutory limits and restrictions; (iii) funds from the VIEs to PRC subsidiaries are remitted as services fees; and (iv) PRC subsidiaries may make dividends or other distributions to us through our Hong Kong subsidiaries. The cash flows that have occurred between our holding company, its subsidiaries and the VIEs are summarized as follows:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Cash received by VNET Group, Inc.(1)	867,807	1,239,978	2,694,169	422,774
Cash paid by VNET Group, Inc. to subsidiaries	(1,928,167)	(5,347,947)	(2,688,968)	(421,958)
Cash paid by subsidiaries to VIEs	(1,587,439)	(2,677,171)	(1,337,056)	(209,813)

Note:

(1)	Primarily for the purposes of investment in certificates of deposit.

Restrictions and Limitations on Transfer of Capital

We face various restrictions and limitations on foreign exchange, our ability to transfer cash between entities, across borders and to U.S. investors, and our ability to distribute earnings from our businesses, including our subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

VNET Group, Inc., or VNET Group, is a holding company with no material operations of its own. As a result, VNET Group’s ability to pay dividends depends upon dividends paid by its Hong Kong subsidiaries, which in turn depends on dividends paid by its PRC subsidiaries, which further depends on payments from the VIEs under the contractual arrangements.

Uncertainties regarding the interpretation and implementation of the contractual arrangements could limit our ability to enforce such agreements. If the PRC authorities determine that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if current regulations change or are interpreted differently in the future, our ability to settle amount owed by the VIEs under the VIE agreements may be seriously hindered.

Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries and VIEs are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC subsidiaries and VIEs may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. Furthermore, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our PRC subsidiaries’ ability to pay dividends and other distributions to us. Any limitation on the ability of our subsidiaries to distribute dividends to us or on the ability of the VIEs to make payments to us may restrict our ability to satisfy our liquidity requirements. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may rely on dividends paid by our operating subsidiaries to fund cash and financing requirements, and limitations on the ability of our operating subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and fund our operations.”

Our Hong Kong subsidiaries may be considered non-resident enterprises for tax purposes, so that any dividends our PRC subsidiaries pay to our Hong Kong subsidiaries may be regarded as China-sourced income and, as a result, may be subject to PRC withholding tax at a rate of up to 10%. If we are required under the PRC Enterprise Income Tax Law to pay income tax for any dividends we receive from our subsidiaries in China, or if our Hong Kong subsidiaries are determined by PRC government authority as receiving benefits from reduced income tax rate due to a structure or arrangement that is primarily tax-driven, it would materially and adversely affect the amount of dividends, if any, we may pay to our shareholders. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Under the PRC Enterprise Income Tax Law, we may be classified as a “resident enterprise” of China. Such classification could result in unfavorable tax consequences to us and our non-PRC holders of shares and ADSs.”

If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs.

In addition, non-resident enterprise shareholders, including our ADS holders, may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders, including our ADS holders, and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% which in the case of dividends may be withheld at source. Any such tax may reduce the returns on your investment in the ADSs or ordinary shares. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China— Under the PRC Enterprise Income Tax Law, we may be classified as a “resident enterprise” of China. Such classification could result in unfavorable tax consequences to us and our non-PRC holders of shares and ADSs.”

Our offshore holding company is permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, subject to the approval of government authorities and limits on the amount of capital contributions and loans. This may delay or prevent us from using the proceeds from our initial public offering to make loans or capital contribution to our PRC subsidiaries. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China— PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds from our overseas offerings to make loans or additional capital contributions to our PRC subsidiaries or consolidated affiliated entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Additionally, the VIEs receive most of the revenues in RMB and the PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. Under existing PRC foreign exchange regulations, our PRC subsidiaries may purchase foreign currencies for settlement of current account transactions, including payments of dividends to us, without the approval of the State Administration of Foreign Exchange of the PRC, or the SAFE by complying with certain procedural requirements. Dividends payments to us by our PRC subsidiaries in foreign currencies are subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approvals by or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, our PRC subsidiaries may not be able to pay dividends in foreign currencies to us and our access to cash generated from its operations will be restricted. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— Governmental control of currency conversion may limit our ability to receive and utilize our revenues effectively.”

Impact of Taxation on Dividends or Distributions

VNET Group, Inc. is incorporated in the Cayman Islands and conduct businesses in China through its PRC subsidiaries and the VIEs. Neither our subsidiaries nor our consolidated VIEs have declared or paid any dividend or distribution to us. We have never declared or paid any dividend on our ordinary shares and do not plan to pay any dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. Under the current laws of the Cayman Islands, VNET Group, Inc. is not subject to tax on income or capital gains. Upon payments of dividends to our shareholders, no Cayman Islands withholding tax will be imposed.

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid in Mainland China and Hong Kong, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Hypothetical pre-tax earnings(1)	100.00
Tax on earnings at statutory rate of 25%(2) at PRC subsidiary level	(25.00)
Amount to be distributed as dividend from a PRC subsidiary to a Hong Kong subsidiary(3)	75.00
Withholding tax at tax treaty rate of 5%	(3.75)
Amount to be distributed as dividend at Hong Kong subsidiary level and net distribution to VNET Group, Inc.	71.25

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount is assumed to equal Chinese taxable income.
(2)	Certain of our subsidiaries and the VIEs qualify for a 15% preferential income tax rate in China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.
(3)	China’s Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a Foreign Invested Enterprise to its immediate holding company outside of Mainland China. A lower withholding income tax rate of 5% is applied if the Foreign Invested Enterprise’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with Mainland China, subject to a qualification review at the time of the distribution. There is no incremental tax at Hong Kong subsidiary level for any dividend distribution to VNET Group, Inc. If a 10% withholding income tax rate is imposed, the withholding tax will be 7.5 and the amount to be distributed as dividend at Hong Kong subsidiary level and net distribution to VNET Group, Inc. will be 67.5.

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

A description of factors that could materially affect our business, financial condition or operating results is provided below.

Risks Related to Our Business and Industry

We may not be able to successfully implement our growth strategies or manage our growth.

Our total net revenues generated from hosting and related services increased from RMB3,789.0 million in 2019 and further to RMB4,829.0 million in 2020, and further to RMB6,189.8 million (US$971.3 million) in 2021, representing a compound annual growth rate, or CAGR, of 27.8%. Our total net revenues increased by 28.2% from RMB4,829.0 million as of December 31, 2020 to RMB6,189.8 million (US$971.3 million) as of December 31, 2021. The total number of cabinets under our management increased from 36,291 as of December 31, 2019 to 53,553 as of December 31, 2020 and further increased to 78,540 as of December 31, 2021. In order to meet growing customer demands, we plan to continue to increase our service capacity through new self-built data centers and new phases of existing self-built data centers, which require us to commit a substantial amount of operating and financial resources. Furthermore, we intend to continue expanding our overall service offerings, customer base, employee headcount, and operations. Our planned capital expenditures, together with our ongoing operating expenses, will cause substantial cash outflows.

Site selection of data centers is a critical factor in our expansion plans. The lack of suitable properties available with the necessary combination of high-power capacity and optical fiber connectivity may have a negative impact on our revenue growth. We may overestimate the demand for our services in the markets where we operate and increase our data center capacity or expand our internet network more aggressively than needed, which may cause an increase in our costs and expenses and have a negative impact on our gross profit margins. Furthermore, the costs of construction and maintenance of new data centers constitute a significant portion of our capital expenditures and operating expenses. If our planned expansion does not achieve the desired results, our business, profitability and results of operations could be materially and adversely affected.

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

Our growth depends on our ability to continue to expand our service offerings to existing customers and attract new customers. Our customer base for hosting and related services increased from nearly 6,000 enterprise customers as of December 31, 2020 to over 6,500 as of December 31, 2021. Our average monthly recurring revenues per cabinet for managed retail services was RMB8,747, RMB8,984 and RMB9,190 (US$1,442) for the year ended December 31, 2019, 2020 and 2021. We may be unable to sustain our growth for a number of reasons, such as:

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

In order to meet customer demand in some of our existing and new markets, we need to expand existing data centers, lease new facilities or obtain suitable land to build new data centers. Expansion of existing data centers and/or construction of new data centers are currently underway, or being contemplated, in many of our markets. Such expansion and construction require us to carefully select and rely on the experience of one or more designers, general contractors, and subcontractors during the design and construction process. If a designer, general contractor, or significant subcontractor experiences financial or other problems during the design or construction process, we could experience significant delays and incur increased costs to complete the projects, resulting in an adverse impacts on our results of operations.

Government policies and restrictions on the construction of new data centers or the expansion of existing data centers may also have a material impact on our business. For example, since January 2019, the MIIT, and other regulatory authorities encourage data centers to adhere to certain average levels of energy conservation and aim to reach several goals including, among others, maintaining the power usage effectiveness, or PUE, of newly constructed large and extra-large data centers at or below 1.4 from the year 2022 onward. Since October 2021, the MIIT and other regulatory authorities further require that the PUE of newly constructed large and extra-large data centers should be at or below 1.3, and from the year 2025 onward, the PUE of data centers should generally be at or below 1.5. Some local governmental authorities also issued regulations and relevant implementation rules in order to control the construction and expansion of data centers. For example, on September 6, 2018, the General Office of the People’s Government of Beijing Municipality issued a notice prohibiting new construction or expansion of data centers which are involved in providing internet data services or information processing and storage support services within certain areas of Beijing. In April 2021, the Beijing Municipal Bureau of Economy and Information Technology published the Implementation Plan (2021-2023) on Coordinated Development of Data Centers in Beijing, which provides that the PUE of newly constructed cloud data centers should be controlled below 1.3. Governmental authorities in Shanghai announced the similar guidance on January 2, 2019, which provides that the PUE of newly constructed internet data centers is required to be strictly controlled below 1.3, and the PUE of reconstructed internet data centers is required to be strictly controlled below 1.4. Moreover, in July 2021, the Development and Reform Commission of Beijing Municipality published the Notice on Further Strengthening the Regulations on Energy Conservation Monitoring of Data Center Projects to strengthen the energy conservation review of data centers and charge more expensive and differentiated power tariffs accordingly for data centers with PUEs above 1.4. These regulatory developments and uncertainties regarding their implementation may adversely affect the expansion and/or construction progress of our data centers. While we endeavor to obtain the required regulatory approvals for the development and operation of our data centers (including fixed asset investment project filings and conducting energy conservation examinations of our data center construction projects to meet the requirements under national and local laws and regulations), we cannot assure you that all of our data centers have met the requirements or that we have obtained or will obtain all relevant approvals, the lack of which could have an adverse effect on our business and expected growth.

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

Beginning in early 2020, there was an outbreak of a novel strain of coronavirus, or COVID-19, in China. In the first half of 2020, the COVID-19 pandemic resulted in quarantines, travel restrictions, and the temporary closure of business venues and facilities in China, with some of these restrictive measures still sporadically in effect today. Furthermore, despite that many countries rolled out vaccination programs in early 2021, some countries and regions including certain parts of China have experienced resurgence of new COVID-19 cases, and the spread of mutant strains of COVID-19 brings further uncertainty to the control and management of COVID-19 pandemic. In response to the pandemic, we implemented remote working arrangements and suspended our offline customer acquisition activities and business travels to help ensure the safety and health of our employees. All of these measures have affected general commercial activities in China and our operating activities.

Despite successful rollout of vaccination in some countries against the COVID-19, the duration and severity of the spread of the COVID-19 pandemic are not predictable. The global spread of the COVID-19 pandemic in major countries of the world may continue and result in global economic distress, and the extent to which it may affect our results of operations will depend on future developments of the COVID-19 pandemic, which are highly uncertain and difficult to predict. If the construction of new data centers or the expansion of existing data centers cannot be completed or delivered on time due to the COVID-19 pandemic, we might be unable to meet our customer demand in the existing and new markets as expected, which may adversely and materially affect our business, financial condition and results of operations. Any economic slowdown in China due to the outbreak of COVID-19 may have a negative impact on our capital expenditures, which may further result in insufficient funds for our future expansion or growth and decreases in our revenues, and our business, financial condition and results of operations may be materially and adversely affected. In addition, the business disruptions caused by the outbreak of COVID-19 might also materially and adversely affect our customers’ business operations and financial conditions, especially for small- and medium-sized enterprises, and they might start to encounter cash flow or operating difficulties, which may reduce their demand for our services, increase the accounts receivable turnover days or even increase the default risks. All of these consequences would negatively affect our results of operations. Any prolonged disruption of our businesses or those of our customers or business partners could negatively impact our financial condition and results of operations.

We have a history of net loss and we are uncertain about our future profitability.

We have incurred net loss of RMB181.2 million and RMB2,680.3 million in 2019 and 2020, respectively, and generated net profit of RMB515.1 million (US$80.8 million) in 2021. We cannot assure you that we will be able to generate net profit in the future. Our net loss has resulted primarily from our cost of revenues and investments made to grow our business, such as in telecommunication costs, research and development efforts and sales and marketing efforts. We expect our costs and expenses to increase in absolute amounts as we continue to grow our business. Moreover, we intend to continue to invest in the foreseeable future in expanding our data center infrastructure, improving our technologies, hiring qualified research and development personnel and offering additional solutions and products, which is expected to cause our cost of revenues, sales and marketing expenses and research and development expenses to continually increase. We also plan to invest in sales, marketing and branding efforts. These efforts may be more costly than we expect and our revenues may not increase sufficiently to offset our expenses, which may result in increased operating and net loss in the short term with no assurance that we will eventually achieve our intended long-term benefits or profitability.

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

While we have not experienced any material interruptions in the past, service interruptions continue to be a significant risk for us and could materially impact our business. Any service interruptions could:

●	require us to waive fees or provide free services;
●	cause our customers to seek damages for losses incurred;
●	require us to replace existing equipment or add redundant facilities;
●	cause existing customers to cancel or elect to not renew their contracts;
●	adversely affect our brand and reputation as a reliable provider of data center service; or
●	make it more difficult for us to attract new customers or cause us to lose market share.

Any of these events could materially increase our expenses or reduce our revenue, which would have material adverse effect on our business, financial condition and results of operations.

We rely on customers in the internet industry for most of our revenues.

We derived a majority of our revenues in 2019, 2020 and 2021 from customers in China’s internet industry, including online media, e-commerce, live broadcasting, social networking, online gaming companies, portals, search engines, financial technology companies and cloud services providers. The business models of some internet companies are relatively new and have not been well proven. Many internet companies base their business prospects on the continued growth of China’s internet market, which may not happen as expected.

Furthermore, we are susceptible to adverse developments in the industry in which our customers operate. Our customers in China’s internet industry may be potentially subject to more scrutiny or experience a downturn in their business, which in turn could result in their inability or failure to make timely payments to us pursuant to their contracts with us or inability to renew our existing contracts with them. In the event of customer default or enhanced scrutiny on our customer’s business, our liquidity could be materially and adversely impacted and we may experience delays in enforcing our rights and may incur substantial costs in protecting our investment. The inability of any of our major customer to meet its payment obligation or decreased demand in our services due to enhanced scrutiny over their business or business downturns could impact us negatively and significantly.

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

Through our strategic partnership with Microsoft, we started providing public cloud services in 2013 and hybrid cloud services in 2014. We are Microsoft’s local partner for all of its four major cloud offerings: Microsoft Azure, Office 365, Dynamics 365 and Power Platform services. We partner with Microsoft to provide Cloud services that allow customers to run their applications over the internet using the IT infrastructure. We generally charge end customers of cloud services for a fixed fee or fee based on the actual usage of the cloud resources at predetermined rates over the subscription period. There can be no certainty that our partnership with Microsoft will not be changed or terminated. Any change in the partnership with Microsoft could cause delays in the delivery of our cloud service and possible losses in revenue, which could adversely affect our results of operations. In addition, alternative partners may not be available, or may not provide their products or services at similar of favorable prices. To the extent that we are unable to maintain our partnership with Microsoft, and if we have not yet established, or are unable to establish, partnerships with other cloud service providers, our operations, reputation and strategic goals of cloud service business would be adversely affected.

Actual or alleged failure to comply with laws and regulations related to cybersecurity, information security, privacy and data protection could lead to government enforcement actions, have a serious adverse effect on our reputation, and discourage current and potential clients from doing business with us.

We are subject to various privacy and data protection laws and regulations in China and other jurisdictions, including, without limitation, the PRC Cyber Security Law, or the Cyber Security Law. The regulatory framework for the collection, use, safeguarding, sharing, transfer and other processing of personal information and important data worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future.

Regulatory authorities in China have implemented and may implement further legislative and regulatory proposals concerning cybersecurity, information security, privacy and data protection. New laws and regulations that govern new areas of data protection or impose more stringent requirements may be introduced in China. In addition, the interpretation and application of cybersecurity, information security, privacy and data protection laws in China are often uncertain and in flux. It is possible that existing or newly-introduced laws and regulations, or their interpretation, application or enforcement, could significantly affect our business practice and force us to change our business practices. For example, in November 2016, the SCNPC promulgated the Cyber Security Law, which requires network operators to perform certain functions related to cyber security protection and strengthen network information management through taking technical and other necessary measures as required by laws and regulations to safeguard the operation of networks, responding to network security effectively, preventing illegal and criminal activities, and maintaining the integrity and confidentiality and usability of network data. In addition, the Cyber Security Law imposes certain requirements on the CIIOs. For example, CIIOs generally shall, during their operations in the PRC, store the personal information and important data collected and produced within the territory of PRC, and shall perform certain security obligations as required under the Cyber Security Law. The Cyber Security Law is relatively new and subject to interpretation by the regulator. In light of rapid advances in its implementation, the implementation of the Cyber Security Law involves potential risks to our business because we may be deemed as the CIIO thereunder.

Furthermore, on December 28, 2021, the CAC issued the Cybersecurity Review Measures, which replaced the Measures on Cybersecurity Review. The Cybersecurity Review Measures provides, among others, (i) the purchase of cyber products and services by the CIIOs and the network platform operators, which engage in data processing activities that affects or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office, the department which is responsible for the implementation of cybersecurity review under the CAC; and (ii) the network platform operators with personal information of over one million users that seek for listing on a foreign stock exchange are obliged to apply for a cybersecurity review by the Cybersecurity Review Office. The Cybersecurity Review Measures further elaborates the factors to be considered when assessing the national security risks of the relevant activities, including among others, the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country. In addition, the Cybersecurity Review Measures provides that the relevant competent governmental authorities may initiate a cybersecurity review against the relevant CIIOs and network platform operators if the authorities believe that the network product or service or data processing activities of such operators affect or may affect national security. However, the Cybersecurity Review Measures does not provide any explanation or interpretation of “affect or may affect national security”, and PRC authorities may have broad discretion in interpreting and enforcing these laws and regulations. As the revised Cybersecurity Review Measures are newly issued, we still face uncertainties that the measures may be interpreted or implemented in ways that will negatively affect us. Pursuant to the Regulations on Protection of Security of Critical Information Infrastructures promulgated by the State Council on August 17, 2021 and took effect on September 1, 2021, “critical information infrastructures” refer to critical network facilities and information systems involved in important industries and fields, such as public communication and information services, energy, transportation, water conservancy, finance, public services, governmental digital services, science and technology related to national defense industry, as well as those which may seriously endanger national security, national economy and citizen’s livelihood or public interests if damaged or malfunctioned, or if any leakage of data in relation thereto occurs. Pursuant to these regulations, the relevant governmental authorities are responsible for promulgating rules for the identification of critical information infrastructures with reference to several factors set forth in the regulations, and further identify the CIIO in the related industries in accordance with such rules. The relevant authorities shall also notify operators identified as the CIIO. However, as these regulations were newly issued and the governmental authorities may further enact detailed rules or guidance with respect to the interpretation and implementation of such regulations, it remains unclear whether we will be identified as a CIIO. If we provide or are deemed to provide network products and services to CIIO, or we are deemed as a CIIO, we would be required to follow the relevant cybersecurity review procedures, and could be subject to cybersecurity review by the CAC and other relevant PRC regulatory authorities. During such review, we may be required to suspend providing the existing or any new services to our clients, and such review could also result in negative publicity to us and diversion of our managerial and financial resources. Furthermore, if we are identified as a CIIO, additional obligations will be imposed on us with respect to the protection of critical information infrastructure, including the obligations to set up a special security administration department and to conduct security review on the background of personnel in charge of such department or holding other key positions in such department.

On November 14, 2021, the CAC published the Draft Data Security Regulations, for public comments, which provides that data processors conducting the following activities must apply for cybersecurity review: (i) merger, reorganization or division of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. The Draft Data Security Regulations requires that data processors processing important data or being listed outside China shall carry out data security assessment annually by itself or through a third-party data security service provider and submit assessment report to local agency of the CAC before January 31 each year. As advised by our PRC legal counsel, the draft measures were released for public comment only, and its provisions and anticipated adoption or effective date may be subject to change and thus its interpretation and implementation remain substantially uncertain. The draft measures also remain unclear on whether the relevant requirements will be applicable to companies that have been listed in the United States, such as us. We cannot predict the impact of the draft measures, if any, at this stage, and we will closely monitor and assess any development in the rule-making process.

As of the date of this annual report, we have not received any notice from any authority identifying us as a CIIO or requiring us to undertake a cybersecurity review. There can be no assurance that we would be able to complete the applicable cybersecurity review procedures in a timely manner, or at all, if we are required to follow such procedures. Any failure or delay in the completion of the cybersecurity review procedures may prevent us from using or providing certain network products and services, and may result in government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, among other sanctions. Our reputation and results of operations could be materially and adversely affected, if we are to be deemed a CIIO using network products or services without having completed the required cybersecurity review procedures.

In June 2021, the SCNPC promulgated the PRC Data Security Law, which took effect on September 1, 2021. The PRC Data Security Law introduces a data classification and hierarchical protection system based on the importance of data and provides a national security review procedure for those data activities, which may affect national security and imposes export restrictions on certain data and information. In addition, certain PRC regulatory authorities issued the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law on July 6, 2021 which further emphasized the need to strengthen the cross-board regulatory collaboration, to improve relevant laws and regulations on data security, cross-border data transmission, and confidential information management, and provided that efforts will be made to revise the regulations on strengthening the confidentiality and file management relating to the offering and listing of securities overseas, to implement the responsibility on information security of overseas listed companies, and to strengthen the standardized management of cross-border information provision mechanisms and procedures. Furthermore, on August 20, 2021, the SCNPC promulgated the PRC Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect in November 2021. Currently, the interpretation, application and enforcement of these laws, rules and regulations are evolving continuously and compliance with such laws or regulations may require us to incur material capital expenditures or other obligations or liabilities.

Compliance with the above PRC laws and regulations including the Cyber Security Law, the Regulations on Protection of Security of Critical Information Infrastructure, the Cybersecurity Review Measures and the Data Security Law, as well as additional laws and regulations that PRC regulatory bodies may enact in the future, including laws and regulations regarding the cybersecurity, information security, privacy and data protection, may result in additional expenses to us and subject us to negative publicity, which could harm our reputation and business operations. There are also uncertainties with respect to how such laws and regulations will be implemented and interpreted in practice. PRC regulators, including the Department of Public Security, the MIIT, the State Administration for Market Regulation of the PRC, or the SAMR and the CAC, have been increasingly focused on regulation in the areas of data security and data protection, and are enhancing the protection of privacy and data security by rule-making and enforcement actions at central and local levels. We expect that these areas will receive greater and continued attention and scrutiny from regulators and the public going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

We only collect basic user personal information that is necessary to provide the corresponding services. We do not collect any sensitive personal information or other excessive personal information that is not related to the corresponding services. We update our privacy policies from time to time to meet the latest regulatory requirements of CAC and other authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. While we have taken various measures to comply with all applicable laws and regulations regarding cybersecurity, information security, privacy and data protection in China, we cannot assure you that the measures we have taken or will take are adequate under the Cyber Security Law, and we may be held liable in the event of any breach of the relevant requirements under the Cyber Security Law or other relevant laws and regulations. Any failure or perceived failure by us to prevent information security breaches or to comply with data security and privacy policies or related legal obligations, or any compromise of security that results in the unauthorized use, release or transfer of personally identifiable information or other data, could cause our customers to lose trust in us and could expose us to legal claims or penalties. Any perception by the public that privacy of user information or data security are becoming increasingly unsafe or vulnerable to attacks could inhibit the growth of our products and services generally. We expect that these areas will be subject to greater public scrutiny and attention from regulators and more frequent and rigid investigation or review by regulators, which will increase our compliance costs and subject us to heightened risks and challenges. We may also be held liable in the event of any breach of general clauses on our compliance with such statutory requirements as well as some other specific requirements related to data protection under the relevant customer contracts. We may have to spend much more personnel cost and time evaluating and managing these risks and challenges in connection with our products and services in the ordinary course of our business operations, and cooperated and will keep cooperating in the future with the competent regulators in these respects. If further changes in our business practices are required under China’s evolving regulatory framework for the protection of information in cyberspace, our business, financial condition and results of operations may be adversely affected. These proceedings or actions could subject us to significant penalties and negative publicity, require us to change our business practices, increase our costs and severely disrupt our business, hinder our global expansion or negatively affect the trading prices of our ADSs, shares and/or other securities. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

We depend on third-party suppliers for key elements of our network infrastructure, data center and telecommunication network services, and we also compete with some of the third-party suppliers, primarily China Telecom and China Unicom, for certain telecommunication resources.

Our success depends in part upon our relationships with third-party suppliers, primarily China Telecom and China Unicom, for key elements of network infrastructure and telecommunication network services, including hosting facilities and bandwidth, and to some extent, optical fibers. We directly enter into agreements with the local subsidiaries of China Telecom and China Unicom, from whom we lease cabinets in the data centers built and operated by them, with power systems, cabling and wiring and other data center equipment pre-installed. Because each local subsidiary of China Telecom and China Unicom has independent authority and budget to enter into contracts, our contract terms with these subsidiaries vary and are determined on a case-by-case basis. We generally define “partnered” data centers as the data center space and cabinets we lease from China Telecom, China Unicom and other third parties through agreements. Based on the specific requests of our customers, demands in different cities and our strategy for points of presence, or POP, establishment, the locations and number of our partnered data centers may change from time to time. As of December 31, 2021, we leased a total of 4,397 cabinets that are housed in our 64 partnered data centers, accounting for approximately 6% of the total number of our cabinets under management.

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

As part of our growth strategy, we have acquired, and may in the future acquire, companies that operate businesses complementary to ours. From time to time, we may also make alternative investments and enter into strategic partnerships or alliances as we see fit. For example, in July 2018, SH Blue Cloud, the wholly-owned subsidiary of SH Zhiyan, entered into distribution agreements with each of Unify Cloud, AvePoint, Agile Point and Fadada.com to distribute their products and services in mainland China. In June 2020, as part of our business strategy to expand the existing hosting service, we, through one of our consolidated affiliated entities, Shanghai Shilian Technology Co., Ltd., acquired 100% of the equity interests in Shanghai Shuzhong Investment Management Co., Ltd., which primarily provides internet data center service from a third-party selling shareholder. In July 2021, we acquired Beijing TenxCloud Technology Co., Ltd., or BJ TenxCloud, which is a professional provider of digitalization solutions to customers based on the in-house developed cloud native platform. However, past and future acquisitions, partnerships or alliances may expose us to certain risks, including risks associated with:

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

In addition, we record goodwill if the purchase price we pay in the acquisitions exceeded the amount assigned to the fair value of the net assets in the business acquired. We are required to test our goodwill and intangible assets for impairment annually, or more frequently, if events or changes in circumstances indicate that these assets may be impaired. We may record impairment of goodwill and acquired intangible assets in connection with our acquisitions if the carrying value of our acquisition goodwill and related acquired intangible assets in connection with our past or future acquisitions are determined to be impaired. We cannot assure you that the acquired businesses, technologies, services and products from our past acquisitions and any potential transaction will generate sufficient revenue to offset the associated costs or other potential unforeseen adverse effect on our business. Furthermore, we may need to raise additional debt or sell additional equity or equity-linked securities to make or complete such acquisitions. See “— We may require additional capital to meet our future capital needs, which may adversely affect our financial position and result in additional shareholder dilution.”

We may not be able to compete effectively against our current and future competitors.

We compete with various industry players, including telecommunication carriers such as China Telecom and China Unicom, carrier-neutral service providers in China such as SINNET and GDS, cloud services providers such as AWS and Alibaba Cloud, virtual private network, or VPN, service providers such as Citic Telecom CPC, China Telecom, PCCW, and CBC, as well as new market entrants in the future. Competition is primarily centered on the quality of service and technical expertise, security, reliability and functionality, reputation and brand recognition, financial strength, the breadth and depth of services offered, geographic coverage and price. Some of our current and future competitors may have substantially greater financial, technical and marketing resources, greater brand recognition, and more established relationships with current or potential customers than we do, which would allow them to:

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

A party who is able to compromise the security measures of our data centers and networks or the security of our infrastructure could misappropriate either our proprietary information or the information of our customers, or cause interruptions or malfunctions in our operations. In addition, we have limited control over our partnered data centers, which are primarily operated by China Telecom or China Unicom. We may be required to devote significant capital and resources to protect against such threats or to alleviate problems caused by security breaches. As techniques used to breach security change frequently and are generally not recognized until launched against a target, we may not be able to implement security measures in a timely manner or, if and when implemented, we may not be certain whether these measures could be circumvented. Any breaches that may occur could expose us to increased risk of lawsuits, material monetary damages, potential violations of applicable privacy and other laws, penalties and fines, loss of existing or potential customers, harm to our reputation and increases in our security and insurance costs, which could have a material adverse effect on our business, financial condition and results of operations. For a detailed discussion, see “Item 4. Information on the Company—B. Business Overview—Regulations — Regulations on Internet Security.” In addition, the local authorities in the PRC may conduct various reviews and inspections on our business operations from time to time, which could cover a broad range of aspects, including network and information security, and compliance with applicable laws, rules and regulations. If any non-compliance incidents in our business operation are identified, we may be required to take certain rectification measures in accordance with applicable laws and regulations, or we may be subject to other regulatory actions such as administrative penalties. For example, in November 2020, the MIIT conducted an inspection on us and identified certain security issues in our cloud systems. We were ordered to rectify such issues before December 11, 2021. As of the date of this annual report, we have completed the rectification work. However, given the continuously changing regulatory environment of China, we cannot assure you that we will be able to fully rectify all non-compliance incidents in a timely manner or fully satisfy the regulatory requirements, or we will not be subject to any future regulatory reviews and inspections where other non-compliance incidents might be identified, which might materially and adversely affect our business, financial condition, results of operations and prospects.

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

We will require significant capital expenditures and cash investments to fund our future growth. We may need to raise additional funds through equity or debt financings in the future in order to meet our capital needs mostly in relation to the construction of our self-built data centers and future acquisition opportunities. We may undertake a listing of our Class A ordinary shares on the Hong Kong Stock Exchange, which may also involve a public offering of newly issued shares to public investors. Any potential listing and offering are subject to market conditions and regulatory approvals, including the approval of that stock exchange. The issuance of new equity could result in dilution of our existing shareholders. If we raise additional funds through further issuances of equity or equity-linked securities, our existing shareholders could suffer significant dilution in their percentage ownership of our company, and any new equity securities we issue could have rights, preferences, and privileges senior to those of holders of our ADSs and ordinary shares. We may not be able to raise required cash on terms acceptable to us, or at all. If new financing sources are required, but are insufficient or unavailable, we may need to modify our growth and operating plans and business strategies based on available funding, if any, which would harm our ability to grow our business.

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

As of December 31, 2021, our total consolidated indebtedness and other liabilities, representing the aggregate amount of borrowings, accounts and notes payable, accrued expenses and other payables and convertible promissory notes, were RMB9,657.7 million (US$1,515.5 million). Failure to service our debt would constitute an event of default under the terms of our outstanding debt, which would have a material adverse effect on our financial condition and results of operations. Furthermore, if our bond rating is downgraded or we incur any change of control event, our financial condition or results of operations would be materially and adversely affected.

Our substantial level of indebtedness could adversely affect our ability to raise additional capital to fund our operations, expose us to interest rate risk to the extent of the variable rate debt, and if we are unable to comply with the restrictions and covenants contained in our debt agreements, an event of default could occur under the terms of such agreements, which could cause repayment of such debt to be accelerated.

We have substantial indebtedness. As of December 31, 2021, we had total outstanding debts (representing borrowings) of RMB2,599.2 million (US$407.9 million). Based on our current expansion plans, we expect to continue to finance our operations partially through the incurrence of debt. Our indebtedness could, among other consequences:

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

If we are unable to comply with the restrictions and covenants in our current or future debt and other agreements, or we are unable to timely obtain waivers from relevant counterparties under such debt or other agreements, there could be a default under the terms of these agreements. In the event of a default under these agreements, the holders of the debt could terminate their commitments to lend to us, accelerate the debt and declare all amounts borrowed due and payable or terminate the agreements, whichever the case may be. In addition, one of the variable interest entities and one of our subsidiaries have pledged the equity interests they hold in certain of their subsidiaries to the financial institutions as collateral to secure the loans or finance leases provided by these financial institutions. If there is any default under these loans or finance leases and we are unable to repay the debt, the pledged equity interests may be foreclosed by these creditors and our business could be adversely affected.

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

We are a large consumer of power and costs of power account for a significant portion of our overall costs for both our self-built data centers and partnered data centers. We may not be able to pass on increased power costs to our customers, which could harm our results of operations. For example, the Development and Reform Commission of Shenzhen Municipality, or Shenzhen DRC, issued regulations in the first half of 2017 to tighten the requirements for energy conservation review of fixed-asset investment projects for data centers by requiring all such projects to obtain an energy conservation review opinion from Shenzhen DRC regardless of the amount of their energy consumption and conditioning its approval of power supply applications on the receipt of such energy conservation review opinion. In September 2018, the General Office of the People's Government of Beijing Municipality issued the Beijing Municipality's Catalogue for the Prohibition and Restriction of Newly Increased Industries (2018Edition) to strictly control new construction or expansion of data centers in Beijing. In January 2019, the Shanghai Municipal Commission of Economy and Informatization and the Shanghai Municipal Development and Reform Commission jointly published their Guideline Opinion on Coordinated Construction of Internet Data Centers in Shanghai to control the aggregate number of newly increased IDC racks from 2019 to 2020 in Shanghai. In April 2019, the Shenzhen DRC published a Notice on the Relevant Matters of Energy Conservation Examination for Data Centers to strictly control the amount of annual comprehensive energy consumption of newly constructed data centers. In November 2020, the General Office of the People’s Government of Guangdong Province issued the Three-year Implementation Plan (2020-2022) on Promotion of the Construction of New Infrastructures in Guangdong Province, pursuant to which the average designed PUE of data centers in Guangdong Province should be lower than 1.3 as of the year 2022. In April 2021, the Beijing Municipal Bureau of Economy and Information Technology published the Implementation Plan (2021-2023) on Coordinated Development of Data Centers in Beijing, which stipulated lower PUE and other energy conservation requirements applicable to the upgrade of existing data centers and new construction of data centers in Beijing. In April 2021, the Shanghai Municipal Commission of Economy and Informatization and the Shanghai Municipal Development and Reform Commission jointly published their Notice on Coordinated Construction of Data Centers in Shanghai in year 2021, pursuant to which the aggregate scale of new data center projects to be supported in 2021 (first batch) in Shanghai will be around 30,000 standard racks, and the comprehensive PUE of newly constructed data centers should be lower than 1.3 and reconstructed data centers should be lower than 1.4. In April 2021, the Energy Bureau of Guangdong Province published the Notice on Guangdong Province Data Center Energy Consumption Protection Requirement, according to which in 2021 to 2022, as a principle, increases in new data center racks will not be approved in Guangdong Province, except for projects integrating existing resources and constructed by enterprises for self-use (small scale data centers with 1,000 or fewer standard racks). In July 2021, the Development and Reform Commission of Beijing Municipality, published a Notice on Further Strengthening the Regulations on Energy Conservation Monitoring of Data Center Projects to stipulate further energy conservation requirements applicable to data center projects, including, among others, a limitation on the proportion of racks for data storage function, a requirement for higher usage percentage of renewable energy sources and lower PUE, as well as a restriction on the minimum actual utilized rate of the data center within two years after obtaining an energy conservation review opinion.

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

We have built a strong brand in Chinese, “世纪互联”, among our customers. As our business grows or changes, we plan to continue to focus our efforts to establish a wider recognition of our brand to attract potential customers, and we may also introduce additional brands in relation to our business. We cannot assure you that we will effectively allocate our resources for these activities or succeed in maintaining and broadening our brand recognition among customers. Our major brand names and logos are registered trademarks in China. However, preventing trademark and trade name infringement or misuse could be difficult, costly and time-consuming, particularly in China. There had been incidents in the past where third parties used our brand without our authorization and we had to resort to litigation to protect our intellectual property rights. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings” for our disputes with Shanghai VNET Information Systems Co., Ltd. We may continue to experience similar disputes in the future or otherwise fail to fully protect our brand name, which may have an adverse effect on our business and financial results.

Any negative publicity and allegations against us may adversely affect our brand, public image and reputation, which may harm our ability to attract and retain users and business partners and result in material adverse impact on our business, results of operations and prospects.

Negative publicity and allegations about us, our products and services, our financial results or our market position in general, including by short sellers or investment research firms, regardless of their veracity, may adversely damage our brand, public image and reputation, harm our ability to attract and retain users and result in material adverse impact on our share price, business and results of operations. For example, in September 2014, Trinity Research Group, or Trinity, a short seller that was allegedly formed in 2014, issued reports alleging that we operated through a Ponzi scheme and reported fraudulent financials and operating metrics. The trading price of our ADSs declined and two shareholder class action lawsuits were filed against us and some of our directors and senior executive officers. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” Although through two separate and comprehensive rebuttal reports, we rejected all the allegations set out in Trinity’s reports, and such class action lawsuits were settled in 2018, our share price fluctuated after such negative publicity. We may be involved in similar class action lawsuits in the future. Any negative publicity could adversely damage our brand, public image and reputation, which may have an adverse impact on our business and results of operations.

Our directors and employees may face claims and lawsuits as a result of their position in other companies, which may also harm our reputation.

Our directors and employees may face additional exposure to claims and lawsuits as a result of their position in other public companies. For example, one of our directors, Mr. Sean Shao, an independent director and chairman of the audit committee of Jumei International Holding Limited, was named as a defendant in a securities class action lawsuit filed in the U.S. against Jumei International Holding Limited, a company formerly listed on the New York Stock Exchange, regarding an alleged omission and misrepresentation in that company’s solicitation/recommendation statement filed with the SEC in connection with its privatization transaction. This case closed in October 2021. Mr. Shao was also an independent director and chairman of the audit committee of Luckin Coffee Inc. from May 2019 through July 2020 and was chairman of a special committee of the board which investigated accounting improprieties at Luckin Coffee Inc. during 2020. Luckin Coffee Inc. and its directors, including Mr. Shao, have been named as defendants in several lawsuits brought with respect to these accounting improprieties. The existence of litigation, claims, investigations and proceedings against our directors and employees, even if they do not involve our company, may harm our reputation and adversely affect the value of our Notes.

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

As of December 31, 2021, we operated 40 self-built data centers in China and most of our self-built data centers are located on leased properties. We lease buildings with suitable power supplies and safe structures meeting our data center requirements and convert them into data centers by installing power generators, air conditioning systems, cables, cabinets and other equipment. We also build our own data centers from the ground up after obtaining suitable land. We also purchase data centers in use or under construction from third parties. We generally refer to these three types of data centers as “self-built” data centers. Our leases generally have terms ranging from one to 36 years with renewal options. We plan to renew our existing leases upon expiration. However, we may not be able to renew these leases on commercially reasonable terms, if at all. We may experience an increase in rent payments. In addition, although the lessors of our self-built data centers generally do not have the right of early termination and we have not experienced any early termination as of the date of this annual report, leases could be terminated early if we are in material breach of the lease agreements or the leased premises become unavailable due to reasons beyond the lessors’ control. If our leases for data centers were terminated early, we may have to relocate our data center equipment and the servers and equipment of our customers to a new building and incur significant costs related to relocation. Any relocation could also affect our ability to provide services and harm our reputation. As a result, our business and results of operations could be materially and adversely affected.

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

In the past, we have been named as defendant in a putative shareholder class action lawsuit described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings,” which has been settled, but we may be involved in similar class action lawsuits in the future. Any such class action lawsuit, whether or not successful, may utilize a significant portion of our cash resources, divert management’s attention from the day-to-day operations of our company, harm our reputation and restrict our ability to raise capital in the future, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

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

It is critical that we use and develop our technology and services without infringing the intellectual property rights of third parties, including but not limited to patents, copyrights, trade secrets and trademarks. Intellectual property litigation is expensive and time-consuming and could divert management’s attention from our business. A successful infringement claim against us, whether with or without merit, could, among others things, require us to pay substantial damages, develop non-infringing technology or enter into royalty or license agreements that may not be available on acceptable terms, if at all, and cease making, licensing or using products that have infringed a third party’s intellectual property rights. Protracted litigation could also result in existing or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation, or could require us to indemnify our customers against infringement claims in certain instances. In addition, our business partners may be subject to claims of intellectual property infringement and we may be unable to continue to offer certain services and products involving the relevant intellectual property as a result of such claims against our business partners, which may harm our reputation and brand and affect our ability to serve our customers. Any intellectual property litigation against us or our business partners could have a material adverse effect on our business, financial condition and results of operations or financial condition.

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

In March 2017, we signed an investment agreement with Warburg Pincus to establish a multi-stage joint venture and build a digital real estate platform in China. The cooperation was expected to allow us to reduce capital expenditures as Warburg Pincus will take primary responsibilities to build new wholesale data centers. In July 2019, we reached a supplemental agreement with Warburg Pincus to restructure the partnership. Pursuant to the agreed restructuring arrangement, one of the joint ventures has distributed its assets and projects to us and to Princeton Digital Group (PDG), a Warburg Pincus-backed company, on a pro rata basis in principle, respectively. After distribution, we obtained 100% ownership of a project under development in the Shanghai Waigaoqiao Free Trade Zone, as well as a certain amount of cash. In addition, we and Warburg Pincus have (i) adjusted the existing holding structure for operating the current projects, and (ii) jointly established an additional holding vehicle for sourcing and developing new projects in China. All the projects under our cooperation with Warburg Pincus are operated at our self-built data centers. However, there is no guarantee that the joint venture will turn out to be successful, and the benefits from our partnership with Warburg Pincus may take longer than expected to realize, if at all.

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

There have recently been heightened tensions in international economic relations, particularly between the U.S. and China. Since July 2018, the U.S. government has imposed, and has proposed to impose additional, new or higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new or higher tariffs on certain products imported from the U.S. In May 2019, the U.S. government announced to increase tariffs to 25%, and China responded by imposing tariffs on certain U.S. goods on a smaller scale, and proposed to impose additional tariffs on U.S. goods. On June 1, 2019, the tariffs announced in May 2019 came into effect on US$60 billion worth of U.S. goods exported to China. On September 1, 2019, as announced, the U.S. began implementing tariffs on more than US$125 billion worth of Chinese imports. On September 2, 2019, China lodged a complaint before the World Trade Organization against the U.S. over import tariffs. In December 2019, the U.S. and China reached a limited trade agreement to roll back existing tariff rates on certain Chinese goods and cancel new levies set to take effect on December 15, 2019 in exchange for Chinese purchases of U.S. farm goods and obtain other concession. However, there can be no assurances that the U.S. or China will not increase tariffs or impose additional tariffs in the future. Although we do not currently export any products to the U.S., it is not yet clear what impact these tariffs may have on our business. On May 15, 2020, the U.S. Department of Commerce took two sets of actions further targeting Chinese firms, including further tightening export controls against Huawei and its non-U.S. affiliates and adding additional China-related entities to the Entity List, which imposes restrictions on the transfer of technology to these entities. On August 17, 2020, the U.S. Department of Commerce imposed further export control restrictions on Huawei and its affiliates on the Entity List and added additional Huawei affiliates to the Entity List. The Entity List identifies foreign parties that are prohibited from acquiring - whether by export, reexport, or transfer in-country - some or all items subject to the U.S. Export Administration Regulations, or the EAR, unless the exporter secures a license. Licenses, and exceptions to the license requirement, are rarely granted to exporters. Exporting, reexporting or transferring items subject to the EAR in violation of licensing requirements could result in criminal and/or civil penalties. The U.S. Department of Commerce has indicated that engaging in activities contrary to U.S. national security and/or foreign policy interests would be grounds for inclusion on the Entity List. In June and August of 2020, the U.S. Department of Defense, or the DOD made public two lists of Chinese companies, including the major Chinese telecommunications carriers that have been determined to be “Communist Chinese military companies” operating directly or indirectly in the United States. While not sanctions lists, the DOD lists may lead to future sanctions by the U.S. government of companies on the DOD lists, including the PRC telecommunications carriers who provide network services to our customers. Additionally, the United States has ended trade preferences for Hong Kong as well as imposed sanctions on certain officials of Hong Kong and PRC government. Although we only provide services, tariffs could potentially impact the businesses of our suppliers, customers and business partners which may in turn affect our business and results of operations. In addition, these developments could have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, financial condition and results of operations.

We could be adversely affected by political tensions between the United States and China.

Political tensions between the United States and China have escalated due to, among other things, trade disputes, the COVID-19 outbreak, the PRC National People’s Congress’ passage of the Hong Kong National Security Law, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the central government of the PRC, as well as the executive orders issued by U.S. President Donald J. Trump in August 2020 that prohibit certain transactions with ByteDance Ltd., Tencent Holdings Ltd. and the respective subsidiaries of such companies. In August 2020, the U.S. government further tightened export controls on Huawei, including by confirming that the expired Temporary General License authorizing certain dealings with Huawei will not be renewed and restricting non-U.S. chipsets based on or using U.S. technology from being exported to Huawei. On September 18, 2020, the U.S. Department of Commerce announced prohibitions on certain services and transactions relating to mobile applications WeChat and TikTok. In addition, in November 2020, U.S. President Donald J. Trump issued further executive order that prohibits U.S. persons from transacting publicly traded securities of certain “Communist Chinese Military Companies” named in such executive order, the U.S. Department of Defense designated Xiaomi Corporation, which is one of our largest customers, as one of the “Chinese Communist Military Company” on January 15, 2021. On May 11, 2021, the U.S. Department of Defense removed Xiaomi Corporation from its list of “Communist Chinese Military Companies.” Relations between the two countries may also deteriorate due to the imposition of U.S. sanctions on four Chinese officials from China’s central government and the Hong Kong Special Administrative Region in November 2020, as well as the imposition of Chinese sanctions on four individuals from the U.S. in the same month. On January 5, 2021, U.S. President Donald J. Trump signed an executive order prohibiting transactions with Alipay, QQ Wallet, Tencent QQ, WeChat Pay, and other popular Chinese software applications in the U.S. China has implemented, and may further implement, measures in response to the Chinese trade policies, treaties, tariffs and sanctions and restrictions against Chinese companies initiated by the U.S. government. On September 19, 2020, the MOFCOM of the PRC issued the Provisions on the Unreliable Entity List, pursuant to which foreign entities or individuals may be subject to, among others, restriction or prohibition from engaging in China-related import or export activities and investment in China if such entities or individuals are designated to be an “unreliable entity list” by the PRC government. The MOFCOM further published the Rules on Counteracting Unjustified Extra-territorial Application of Foreign Legislation and Other Measures on January 9, 2021, which applies to cases where the extraterritorial application of foreign laws and measures violates international law and basic norms of international relations, and improperly prohibits or restricts PRC citizens, legal persons or other organizations from conducting normal economic, trade and related activities with third countries (regions) and their citizens, legal persons or other organizations. On June 3, 2021, President Biden Signed an executive order to amend E.O. 13959 by expanding the scope of named “Communist Chinese Military Companies” to 59 Chinese companies. On June 9, 2021, President Biden issued Executive Order 14034 to revoke the three Trump administration executive orders that targeted TikTok, WeChat and eight other Chinese applications. On July 9, 2021, the Biden administration added 14 Chinese companies and other entities to its economic blacklist over alleged human rights abuses and high-tech surveillance in Xinjiang, China. With the political tension between China and the U.S. deepening, on July 30, 2021, the SEC issued a public statement requiring its staff to seek certain disclosures from offshore issuers associated with China-based operating companies before their registration statements will be declared effective.

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

Based on our current assessment of the situation, we do not believe that our business operations or financial performance will be materially and adversely affected by the above developments, though Huawei, Bytedance Ltd. and two entities associated with Xiaomi Corporations are our current customers. Huawei and Bytedance Ltd. together contributed to less than 5% of our net revenues for 2020 and 2021. However, we cannot assure you that, if the political tension between the United States and China intensifies and further regulations affecting our business or customers are passed, our business will not be materially and adversely affected.

Our results of operations have fluctuated and may continue to fluctuate, which could make our future results difficult to predict. This may also result in significant volatility in, and otherwise adversely affect, the market for our ADSs.

Our results of operations have fluctuated and may continue to fluctuate due to a variety of factors, which are outside of our control. As a result, comparing our results of operations on a period-to-period basis may not be meaningful. You should not rely on our results of operations for any prior periods as an indication of our future operating performance. Fluctuations in our revenue can lead to even greater fluctuations in our results of operations. Our budgeted expense levels depend in part on our expectations of long-term future revenue. Given relatively fixed operating costs related to our personnel and facilities, any substantial adjustment to our expenses to account for lower-than-expected levels of revenue will be difficult and time consuming. Consequently, if our revenues do not meet projected levels, our operating performance will be negatively affected. Fluctuations in our results of operations could result in significant volatility in, and otherwise adversely affect, the market for our ADSs.

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

Our management and independent registered public accounting firm have concluded that our internal control over financial reporting as of December 31, 2021 was effective. However, we cannot assure you that in the future our management or our independent registered public accounting firm will not identify material weaknesses during the Section 404 of the Sarbanes-Oxley Act audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of our ADSs, and harm our reputation. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

We are subject to the U.S. Foreign Corrupt Practices Act, or the FCPA, which generally prohibits companies and anyone acting on their behalf from offering or making improper payments or providing benefits to foreign officials for the purpose of obtaining or keeping business, along with various other anti-corruption laws, including China’s anti-corruption laws such as China's Criminal Law and Anti-Unfair Competition Law. Our existing policies prohibit any such conduct and we are in the process of implementing additional policies and procedures designed to ensure that we, our employees and intermediaries comply with the FCPA and other anti-corruption laws to which we are subject. There is, however, no assurance that such policies or procedures will work effectively all the time or protect us against liability under the FCPA or other anti-corruption laws for actions taken by our employees and intermediaries with respect to our business or any businesses that we may acquire. We operate in the data center services industry in China and generally purchase our hosting facilities and telecommunications resources from state or government-owned enterprises and sell our services domestically to customers that include state or government-owned enterprises or government ministries, departments and agencies. This puts us in frequent contact with persons who may be considered “foreign officials” under the FCPA, resulting in an elevated risk of potential FCPA violations. If we are found to be not in compliance with the FCPA and other applicable anti-corruption laws governing the conduct of business with government entities or officials, we may be subject to criminal and civil penalties and other remedial measures, which could have an adverse impact on our business, financial condition and results of operations. Any investigation of any potential violations of the FCPA or other anti-corruption laws by U.S. or foreign authorities, including Chinese authorities, could adversely impact our reputation, cause us to lose customer sales and access to hosting facilities and telecommunications resources, and lead to other adverse impacts on our business, financial condition and results of operations.

We have granted, and may continue to grant, stock options and other forms of share-based incentive awards, which may result in significant share-based compensation expenses.

As of February 28, 2022, options to purchase 349,254 ordinary shares and 2,584,275 restricted stock units, or RSUs, have been granted under our 2010 share incentive plan, or the 2010 Plan, 2014 share incentive plan, or the 2014 Plan, and 2020 share incentive plan, or the 2020 Plan. For details about our share incentive plans, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.” We believe share-based incentive awards enhance our ability to attract and retain key personnel and employees, and we will continue to grant stock options, restricted stock units and other share-based awards to employees in the future.

We are required to account for share-based compensation in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 718, Compensation — Stock Compensation, which generally requires that share-based awards granted to employees be measured and recognized, as an expense, based on the grant date fair value and recognized as compensation expenses over the requisite service period or performance period. For the years ended December 31, 2019, 2020 and 2021, we incurred share-based compensation expense of RMB43.9 million, RMB136.8 million and RMB320.0 million (US$50.2 million). If our share-based compensation expenses continue to be significant, our results of operations would be materially and adversely affected. However, if we limit the size of grants under our share incentive plans to minimize share-based compensation expenses, we may not be able to attract or retain key personnel.

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

Our ADS could be delisted or trading in our ADSs could be prohibited if we are unable to meet the PCAOB inspection requirements in time. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

On December 18, 2020, the Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted. The HFCA Act requires the SEC to prohibit securities of any foreign companies from being listed on U.S. securities exchanges or traded “over-the-counter” if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. On March 24, 2021, the SEC announced that it adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the HFCA Act. Under the new requirements, certain companies must establish that they are not owned or controlled by a foreign government entity and disclose any foreign government influence. These interim final amendments will apply to registrants that (i) the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F, or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction where (ii) the PCAOB has determined that it is unable to inspect or investigate completely because of a position taken by an authority in that foreign jurisdiction. The interim final amendments define such registrants as “Commission-Identified Issuers” (CIIs). The interim final amendments will also apply to “Commission-Identified Foreign Issuers” (CIFIs), a subset of CIIs who are foreign issuers (as defined under the Exchange Act). CIFIs are subject to additional disclosure requirements under the HFCA Act. The SEC will implement a process to identify which registrants and is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. On November 5, 2021, the SEC approved PCAOB Rule 6100, Board Determination Under the Holding Foreign Companies Accountability Act, effective immediately. The rule establishes “a framework for the PCAOB’s determinations under the HFCA Act that the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by an authority in that jurisdiction.” On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosures in the HFCA Act. The SEC will identify Commission-Identified Issuers for fiscal years beginning after December 18, 2020. A Commission-Identified Issuer will be required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified. If a registrant is identified as a Commission-Identified Issuer based on its annual report for the fiscal year ended December 31, 2021, the registrant will be required to comply with the submission or disclosure requirements in its annual report filing covering the fiscal year ended December 31, 2022. On December 16, 2021, the PCAOB issued a report relaying to the SEC its determinations that the board is unable to inspect or investigate completely registered public accounting firms in mainland China and Hong Kong due to positions taken by Chinese authorities. The report, issued under Rule 6100, lists dozens of accounting firms based in mainland China and Hong Kong subject to the determinations, including our independent registered public accounting firm, Ernst & Young Hua Ming LLP. Under Rule 6100, the Board will reassess its determinations at least annually. Our independent registered public accounting firm is located in and organized under the laws of the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, and therefore our auditors are currently not inspected by the PCAOB.

There could be additional regulations or legislation that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States, or the PWG Report. The PWG Report contained recommendations to address the lack of PCAOB inspection access. Some of these recommendations were implemented in the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, the PWG report recommended that the transition period before a company would be delisted would end on January 1, 2022.

Whether the PCAOB will be able to conduct inspections of our auditors in the next three years, or at all, is subject to substantial uncertainty and depends on a number of factors out of our control. If we are unable to meet the PCAOB inspection requirement in time, we could be subject to additional submission and disclosure requirements, delisted from the Nasdaq Global Market and our ADSs will not be permitted for trading “over-the-counter” either. On June 22, 2021, the U.S. Senate passed the “Accelerating Holding Foreign Companies Accountable Act”, which, if passed by the U.S. House of Representatives and signed into law by the President, would decrease the number of non-inspection years for foreign companies to comply with PCAOB audits from three to two years, thus reducing the time period before their securities may be prohibited from trading or delisted. If our securities are unable to be listed on another securities exchange by then, such a delisting or prohibition of trading would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the ongoing risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a delisting or prohibition of trading would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects.

The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

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

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese affiliates of the “big four” accounting firms, (including our auditors) and also against Dahua (the former BDO affiliate in China). The Rule 102(e) proceedings initiated by the SEC relate to these firms’ inability to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the CSRC. The issues raised by the proceedings are not specific to our auditors or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States.

In January 2014, the administrative judge reached an initial decision that the “big four” accounting firms should be barred from practicing before the Commission for six months. The “big four” accounting firms appealed the initial administrative law decision to the SEC in February 2014. In February 2015, each of the “big four” accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to Chinese firms’ audit documents via CSRC. If the firms do not follow these procedures, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings.

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

The consummation of the proposed going-private transaction is uncertain, and the announcement and pendency of the transaction could materially and adversely affect our business, results of operations and financial condition.

Our board of directors has recently received a proposal letter with respect to a going-private transaction. See “Item 4. Information on the Company—A. History and Development of the Company.” There can be no assurance that any definitive offer will be made, that any agreement will be executed or that the proposed transaction or any other transaction will be approved or consummated. The process of consummating the proposed going-private transaction or any other significant strategic transaction involving our company could cause disruptions in our business and divert our management’s attention and other resources from day-to-day operations, which could have an adverse effect on our business, results of operations and financial condition. Additionally, current and prospective employees and members of management could become uncertain about their future roles with us in the event the going-private transaction is completed. This uncertainty could adversely affect our ability to retain and hire employees and members of management. In addition, the announcement and pendency of the proposed going-private transaction could have an adverse effect on our relationships with customers and third-party service providers.

If completed, the going-private transaction will result in us becoming a privately-held company and our ADSs will no longer be listed on the Nasdaq. If the going-private transaction is not completed, you will not receive the proposed transaction consideration and the price of our ADSs could decline. Additionally, the ongoing business of our company could be adversely affected and, without realizing the benefits of having completed the going-private transaction, our company will be subject to a number of risks, including payment of certain costs relating to the going-private transaction, even if the going-private transaction is not completed, such as legal, financial advisor and printing fees.

Risks Related to Our Corporate Structure

There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulation, and rules relating to the agreements that establish the variable interest entities structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the variable interest entities, and consequently, significantly affect our financial condition and results of operations. If the PRC government finds the agreements with the variable interest entities non-compliant with relevant PRC laws, regulations, and rules, of these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interest in the variable interest entities.

The PRC government regulates telecommunications-related businesses through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership of PRC companies that engage in telecommunications-related businesses. Specifically, pursuant to the 2021 Negative List (as defined below), foreign investors are not allowed to own more than a 50% equity interest in any PRC company engaging in value-added telecommunications businesses (except for e-commerce, domestic multi-party communications services, information storage and re-transmission services, and call center services). See “Item 4. Information on the Company—B. Business Overview—Regulations — Regulations on Foreign Investment in Telecommunications Enterprises.”

Because we are a Cayman Islands company, we are classified as a foreign enterprise under PRC laws and regulations, and our wholly-owned PRC subsidiaries, VNET Data Center Co., Ltd., or VNET China, Joytone Infotech Co., Ltd., or SZ Zhuoaiyi, Abitcool (China) Broadband Inc., or aBitCool DG, and Shanghai Edge Connect Technology Co., Ltd., or SH Edge Connect, are foreign-invested enterprises, or FIEs. We do not have equity ownership in the variable interest entities. To comply with PRC laws and regulations, we conduct our business in China through contractual arrangements with the variable interest entities and their shareholders. These contractual arrangements provide us with effective control over the variable interest entities, and enable us to receive substantially all of the economic benefits of our consolidated affiliated entities in consideration for the services provided by our wholly-owned PRC subsidiaries, and have an exclusive option to purchase all of the equity interest in the variable interest entities when permissible under PRC laws. For a description of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions — Contractual Arrangements with the Variable Interest Entities and Their Shareholders.” If the PRC government deems that our contractual arrangements with the consolidated affiliated entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our shares may decline in value and become worthless, if we are unable to assert our contractual control right over the assets of our wholly-owned PRC subsidiaries and the consolidated affiliated entities that conduct all or substantially all of our operations. Our holding company in the Cayman Islands, the consolidated affiliated entities, and investors of our company face uncertainty about potential future actions by the PRC government authorities that could affect the enforceability of the contractual arrangements with the consolidated affiliated entities and, consequently, significantly affect the financial performance of the consolidated affiliated entities and our company as a group.

The MIIT issued a circular in July 2006 requiring foreign investors to set up an FIE and obtain a value-added telecommunications business operating license, or the VAT License, in order to conduct any value-added telecommunications business in China. Pursuant to this circular, a domestic license holder is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including resources, sites or facilities, to foreign investors that conduct value-added telecommunications business in China illegally. Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business must be owned by the local license holder or its shareholder. The circular further requires each license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. Companies in violation of the circular will be ordered by relevant authorities to take remedial actions within a specific period and licenses may be withdrawn if such remedial actions cannot be completed within the specific period. As of the date of this annual report, we have not been notified by relevant authorities regarding any violation of the circular when conducting the value-added telecommunications business.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business, or the enforcement and performance of our contractual arrangements with the consolidated affiliated entities, including but not limited to VNET Technology, BJ iJoy, WiFire Network and SH Zhiyan. These laws and regulations may be subject to change, and their official interpretation and enforcement may involve substantial uncertainty. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. Due to the uncertainty and complexity of the regulatory environment, we cannot assure you that we would always be in full compliance with applicable laws and regulations, the violation of which may have adverse effect on our business and our reputation.

We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. As of the date of this annual report, Han Kun Law Offices, our PRC legal counsel, based on its understanding of the relevant laws and regulations, is of the opinion that as of the date of this annual report, each of the contracts composing the contractual arrangements among us, our wholly-owned PRC subsidiaries, the variable interest entities and their shareholders is valid, legally binding and enforceable upon each party of such agreements under PRC laws and regulations, and does not result in any violation of PRC laws or regulations currently in effect. However, as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, the telecommunications circular described above and the Telecommunications Regulations of the PRC, and the relevant regulatory measures concerning the telecommunications industry, therefore, we cannot assure you that the PRC government authorities that regulate providers of data center service and other telecommunication services and other participants in the telecommunications industry would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

If our corporate and contractual structure is deemed by the MIIT, or other regulators having competent authority, to be illegal, either in whole or in part, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we may lose control of the consolidated affiliated entities and have to modify such structure to comply with regulatory requirements. However, we cannot assure you that we can achieve this without material disruption to our business. Further, if our corporate and contractual structure is found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

●	revoking our consolidated affiliated entities’ business and operating licenses;
●	levying fines on our consolidated affiliated entities;
●	confiscating any of our consolidated affiliated entities’ income that they deem to be obtained through illegal operations;
●	shutting down a portion or all of our consolidated affiliated entities’ networks and servers;
●	discontinuing or restricting our consolidated affiliated entities’ operations in China;
●	imposing conditions or requirements with which our consolidated affiliated entities may not be able to comply;
●	requiring our consolidated affiliated entities to restructure our corporate and contractual structure, including terminating the contractual arrangement with the variable interest entities and deregistering the equity pledges of the variable interest entities, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over the variable interest entities;
●	restricting or prohibiting our consolidated affiliated entities use of the proceeds from overseas offering to finance our PRC affiliated entities’ business and operations; and
●	taking other regulatory or enforcement actions that could be harmful to our consolidated affiliated entities’ business.

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of the variable interest entities in our consolidated financial statements, if the PRC government authorities were to find our legal structure and contractual arrangements to be non-compliant with PRC laws and regulations. We also cannot be certain that equity interests in the variable interest entities will be disposed of in accordance with the contractual arrangements among our PRC subsidiaries, the variable interest entities and the nominee shareholders of the variable interest entities. In addition, new PRC laws, regulations, and rules may be introduced to impose additional requirements, posing additional challenges to our corporate structure and contractual arrangements. If the imposition of any of these government actions causes us to lose our right to direct the activities of the variable interest entities or our right to receive substantially all the economic benefits and residual returns from the variable interest entities and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of the variable interest entities in our consolidated financial statements. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in the variable interest entities, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest. In addition, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. Occurrence of any of these events could materially and adversely affect our business, financial condition and results of operations. In addition, if the imposition of any of these penalties or requirement to restructure our corporate structure causes us to lose the rights to direct the activities of the variable interest entities or our right to receive their economic benefits, we would no longer be able to consolidate such variable interest entities in our consolidated financial statements in accordance with U.S. GAAP. In addition, our shares may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of the VIEs that conduct all or substantially all of our operations. However, we do not believe that such actions would result in the liquidation or dissolution of our company, our wholly-owned subsidiaries in China or the variable interest entities or their subsidiaries. For the years ended December 31, 2019, 2020 and 2021, our consolidated affiliated entities contributed most of our total net revenues.

Our contractual arrangements with the variable interest entities may result in adverse tax consequences to us.

We could face material and adverse tax consequences if the PRC tax authorities determine that our contractual arrangements with the variable interest entities were not made on an arm’s length basis and may adjust our income and expenses for PRC tax purposes by requiring a transfer pricing adjustment. A transfer pricing adjustment could adversely affect us by (i) resulting in a reduction of expense deductions recorded by the VIEs for PRC tax purposes, which could in turn increase their tax liabilities without reducing their respective tax expenses, which could further result in late payment fees and other penalties to the variable interest entities for underpaid taxes; or (ii) limiting the ability of the variable interest entities to obtain or maintain preferential tax treatments and other financial incentives. Under the PRC Enterprise Income Tax Law, or the EIT Law, an enterprise must submit its annual tax return together with information on related-party transactions to the PRC tax authorities. The PRC tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s-length principles. For example, the PRC tax authorities could request that the VIEs adjust their taxable income upward for PRC tax purposes. Such adjustment could adversely affect us by increasing the VIEs’ tax expenses without reducing our subsidiaries’ tax expenses, which could subject the VIEs to interest due on late payments and other penalties for under-payment of taxes.

We rely on contractual arrangements with the variable interest entities and their shareholders for our China operations, which may not be as effective as direct ownership in providing operational control. Any failure by the variable interest entities or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

Due to certain restrictions under the PRC laws on foreign ownership of entities engaged in data center service and other telecommunications value-added services, we conduct our operations in China through contractual arrangements among us, our wholly-owned PRC subsidiaries, the variable interest entities and their shareholders. We do not have any equity interest in the consolidated affiliated entities. However, as a result of these contractual arrangements, we have consolidated the financial information of the consolidated affiliated entities in our consolidated financial statements in accordance with U.S. GAAP. We rely on contractual arrangements with the variable interest entities and their shareholders to operate our business in China. For a description of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions — Contractual Arrangements with the Variable Interest Entities and Their Shareholders.” Most of our revenues are attributed to our consolidated affiliated entities. These contractual arrangements may not be as effective as direct ownership in providing us with control over the variable interest entities. For example, the consolidated affiliated entities and their shareholders could breach their contractual arrangements with us by, among other things, failing to operate our business in an acceptable manner or taking other actions that are detrimental to our interests. If our consolidated affiliated entities or their shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by our consolidated affiliated entities is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “—Risks Related to Doing Business in China— Uncertainties with respect to the PRC legal system could limit legal protections available to you and us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing these contractual arrangements, it would be very difficult to exert effective control over the variable interest entities. As a result, our ability to conduct our business may be materially and adversely affected, and we may not be able to consolidate the financial results of the relevant affiliated entities into our consolidated financial statements in accordance with the U.S. GAAP, which may materially and adversely affect our results of operations and damage our reputation. See “— Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could limit legal protections available to you and us.”

The shareholders of the variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

We conduct our operations in China through contractual arrangements among us, our wholly-owned PRC subsidiaries, the variable interest entities and their shareholders and we rely on the shareholders of the variable interest entities to abide by the obligations under such contractual arrangements. In particular, VNET Technology, is 70% owned by Mr. Sheng Chen, our executive chairman and 30% owned by Mr. Jun Zhang, our co-founder. Mr. Sheng Chen and Mr. Jun Zhang are also the ultimate shareholders of VNET Group, Inc. The interests of Mr. Sheng Chen and Mr. Jun Zhang as the shareholders of VNET Technology may differ from the interests of our company as a whole, as what is in the best interests of VNET Technology may not be in the best interests of our company. We cannot assure that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or that conflicts of interest will be resolved in our favor. In addition, these individuals may breach or cause the variable interest entities and their subsidiaries to breach or refuse to renew the existing contractual arrangements with us.

Currently, we do not have arrangements to address potential conflicts of interest the shareholders of the VIEs may encounter, on one hand, and as a beneficial owner of our company, on the other hand; provided that we could, at all times, exercise our option under the optional share purchase agreement to cause them to transfer all of their equity ownership in the VIEs to a PRC entity or individual designated by us as permitted by the then applicable PRC laws. In addition, if such conflicts of interest arise, we could also, in the capacity of attorney-in-fact of the then existing shareholders of the VIEs as provided under the power of attorney, directly appoint new directors of the VIEs. We rely on the shareholders of the variable interest entities to comply with the laws of China, which protect contracts and provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains, and the laws of the Cayman Islands, which provide that directors have a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company also owes to the company a duty to exercise skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. However, the legal frameworks of China and Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of the variable interest entities, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

We may lose the ability to use and enjoy assets held by the variable interest entities that are material to the operation of certain portion of our business if the variable interest entities go bankrupt or become subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with the variable interest entities, the variable interest entities and their subsidiaries hold certain assets that are material to the operation of our business, including intellectual property and premises and licenses. If the variable interest entities go bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, the variable interest entities may not, in any manner, sell, transfer, mortgage or dispose of their assets or legal or beneficial interests in the business without our prior consent. If the variable interest entities undergo a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

If the chops of our PRC subsidiaries and the VIEs are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

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

Risks Related to Doing Business in China

The Chinese government may intervene or influence our operations at any time or may exert more control over offerings conducted overseas and foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our ordinary shares. Additionally, the PRC government has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

We conduct our business in China primarily through our PRC subsidiaries, the VIEs and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs. The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our ADSs. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

PRC government has also recently indicated an intent to exert more oversight over offerings that are conducted overseas and foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law, which provided that the administration and supervision of overseas-listed China-based companies will be strengthened, and the special provisions of the PRC State Council on overseas issuance and listing of shares by such companies will be revised, clarifying the responsibilities of domestic industry competent authorities and regulatory authorities. See “— Risks Related to Doing Business in China — The approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval.” In addition, the PRC government has recently published new policies that significantly affected certain industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

The approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On July 6, 2021, the relevant PRC government authorities issued the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen regulation over illegal securities activities and the supervision on overseas listings by China-based companies and propose to take effective measures, such as promoting the development of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On December 24, 2021, the CSRC, published draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the draft of the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) for public consultation. Pursuant to such draft rules, domestic companies directly or indirectly offer securities or list on overseas markets, including (i) Chinese companies limited by shares and (ii) overseas enterprises with business mainly conducted in China and intends to use its domestic equity, assets, income or other similar interests to offer securities or list on overseas markets, shall submit filing materials to CSRC within three working days after the submission of the application documents for an initial public offering overseas. For issuance of listed securities overseas after listings on the overseas market, filing materials should be submitted to CSRC within three working days after the completion of the issuance. Failure to complete the filing required by the regulatory requirements may expose the domestic company to a warning or a fine of RMB1 million to RMB10 million. For serious cases, the domestic company may be ordered to suspend the relevant business, cease operation or revoke relevant business or qualification licenses. However, as of the date of this annual report, there is no timetable as to when these drafts will be enacted. Uncertainty remains as to the final form of these regulations and their interpretation and implementation upon promulgation.

As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions regarding offshore offering from the CSRC, CAC or any other PRC governmental authorities. We cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that filings with or approval from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Cybersecurity Review Measures, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to complete the filings or obtain such approval or complete such procedures and any such approval or completion could be rescinded. Any failure to obtain or delay in obtaining such approval or completing such procedures for our offshore offerings, or a rescission of any such approval if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to complete the filings or seek approval from CSRC or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our shares. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of the ADSs.

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

On January 1, 2020, the PRC Foreign Investment Law, as well as the Regulations for Implementation of the Foreign Investment Law of the People’s Republic of China, or the Implementation Regulations, came into effect and replaced the trio of prior laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations.

The Foreign Investment Law and the Implementation Regulations embody an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since they are relatively new, uncertainties still exist in relation to their interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “—Risks Related to Our Corporate Structure” and “Item 4. Information on the Company—C. Organizational Structure.”

Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations. In the worst-case scenario, we may be required to unwind our existing contractual arrangements and/or dispose of the relevant business operations, which could have a material adverse effect on our current corporate structure, corporate governance, business, financial condition, results of operations and prospects.

PRC government has significant oversight over the conduct of our business.

PRC government has significant oversight over the conduct of our business and may intervene or influence our operations at any time, which may potentially result in a material adverse effect on our operations. PRC government has also recently indicated an intent to exert more oversight over offerings that are conducted overseas and foreign investment in China-based issuers, which could impact our ability to raise additional capital in international capital markets. In addition, the PRC government has recently published new policies that significantly affected certain industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

We may rely on dividends paid by our operating subsidiaries to fund cash and financing requirements, and limitations on the ability of our operating subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and fund our operations.

We are a holding company incorporated under the laws of the Cayman Islands and conduct our business primarily through our operating subsidiaries and our consolidated affiliated entities, most of which are limited liability companies established in China. We may rely on dividends paid by our subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations. In particular, regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with the PRC accounting standards and regulations. Our PRC subsidiaries are also required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year to their statutory reserves until the accumulative amount of such reserves reaches 50% of their registered capital. These reserves are not distributable as cash dividends. Furthermore, any portion of its after-tax profits that a subsidiary has allocated to its staff welfare and bonus fund at the discretion of its board of directors is also not distributable as cash dividends. Moreover, if our operating subsidiaries incur any debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Any limitation on the ability of our operating subsidiaries, including VNET China, to distribute dividends and other distributions to us could materially and adversely limit our ability to make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

If we fail to acquire, obtain or maintain applicable telecommunications licenses, or are deemed by relevant governmental authorities to be operating without full compliance with the laws and regulations, our business would be materially and adversely affected.

Pursuant to the PRC Telecommunications Regulations promulgated in September 2000 and amended in July 2014 and February 2016, respectively, telecommunications businesses are divided into (i) basic telecommunications businesses, which provide public network infrastructure, public data transmission and basic voice communications services, and (ii) value-added telecommunications businesses which provide telecommunications and information services through the public network infrastructure. If the value-added telecommunications services cover two or more provinces, autonomous regions or municipalities, such services must be approved by the MIIT and the service provider is required to obtain a cross-regional value-added telecommunications operation license, or the Cross-Regional VAT License.

Some of our subsidiaries and the key subsidiaries of the variable interest entities have obtained the Cross-Regional VAT Licenses issued by competent government agencies. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Value-Added Telecommunications Business—Value-added Telecommunications Services.” However, we cannot assure you that PRC governmental authorities will continue to deem our hosting service and any of our newly developed technologies, network and services used in our business as a type of value-added telecommunications business covered under the Cross-Regional VAT Licenses issued and currently held by our subsidiaries and the variable interest entities’ subsidiaries. Furthermore, we cannot rule out the possibility that PRC legislators or governmental authorities will promulgate any new laws or regulations or update the current and existing laws and regulations which may clearly define or categorize our hosting service and any of our newly developed technologies, network and services used in our business as a type of basic telecommunication business, which is not covered by our VAT Licenses. As we expand our networks across China, it is also possible that the MIIT, in the future, may deem our operations to have exceeded the terms of our existing licenses. Further, we cannot assure you that our subsidiaries and the variable interest entities’ subsidiaries that currently hold the Cross-Regional VAT Licenses will be able to successfully renew their value-added telecommunications business operation licenses upon the expiration, nor can we ensure that we will be able to obtain any other licenses necessary for us to carry out our business, or that our existing licenses will continue to cover all aspects of our operations upon their renewal. For example, we have learned that the MIIT will not approve any expansion of authorization by an internet data center operator to its subsidiaries, and that it will not allow any such subsidiary of an internet data center operator to renew its current authorization in the future. Instead, the MIIT will require such subsidiaries to apply for their own VAT Licenses to provide internet data center service. Beijing VNET Broad Band Data Center Co., Ltd., or VNET Beijing, which holds a Cross-Regional VAT License has authorized some of its subsidiaries to conduct internet data center business. As of this annual report, such policy is not supported by any published laws or regulations. However, we cannot assure you that the applicable subsidiaries will be able to obtain approvals from the MIIT for their own VAT Licenses for conducting internet data center business in a timely manner or at all, or obtain approvals from the MIIT for an expansion of authorization from VNET Beijing under its Cross-Regional VAT Licenses to allow internet data center service to be provided by other subsidiaries, or that we will be able to renew such authorizations and expansions in due course.

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

Pursuant to the PRC Enterprise Income Tax Law, or the EIT Law, as recently amended on December 29, 2018, and its implementation rules, which became effective on January 1, 2008 and most recently amended on April 23, 2019, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax, or EIT, purposes. Under the implementation rules of the EIT Law, the term “de facto management body” is defined as the management body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. On April 22, 2009, the State Administration of Taxation, or the STA, issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, which was amended in 2013 and 2017, respectively. Circular 82 and its amendments sets out certain specific criteria and process for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in China.

We do not believe that our holding company is a “resident enterprise” for PRC EIT purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a “resident enterprise” for PRC EIT purposes, a number of unfavorable PRC tax consequences could follow: (i) we may be subject to EIT at a rate of 25% on our worldwide taxable income as well as PRC EIT reporting obligations; (ii) a 10% (or a lower rate under an applicable tax treaty, if any) withholding tax may be imposed on dividends we pay to non-PRC enterprise holders (20% for non-PRC individual holders) of our shares and ADSs; and (iii) a 10% PRC tax may apply to gains realized by non-PRC enterprise holders (20% for non-PRC individual holders) of our shares and ADSs from transferring our shares or ADSs, if such income is considered PRC-source income.

Similarly, such unfavorable tax consequences could apply to our Hong Kong, Cayman and BVI subsidiaries, if either of them is deemed to be a “resident enterprise” by the PRC tax authorities. Notwithstanding the foregoing provisions, the EIT Law also provides that the dividends paid between “qualified resident enterprises” are exempt from EIT. If our Hong Kong, Cayman and BVI subsidiaries are deemed “resident enterprises” for PRC EIT purposes, the dividends they receive from their PRC subsidiaries, including VNET China, may constitute dividends between “qualified resident enterprises” and therefore qualify for tax exemption. However, the definition of “qualified resident enterprise” is unclear and the relevant PRC government authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC EIT purposes. Even if such dividends qualify as “tax-exempt income,” we cannot guarantee that such dividends will not be subject to any withholding tax.

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

A number of our PRC subsidiaries and consolidated affiliated entities, including VNET Beijing, Shanghai Blue Cloud Technology Co., Ltd., or SH Blue Cloud, Shenzhen Diyixian Telecommunication Co., Ltd., or SZ DYX, BJ TenxCloud, and Shanghai Hesheng Data System Co., Ltd. or SH Hesheng, are entitled to enjoy a preferential tax rate of 15% due to their qualification as HNTE. The qualification as a HNTE is subject to annual administrative evaluation and a three-year review by the relevant authorities in China. If VNET Beijing, SH Blue Cloud, SZ DYX, BJ TenxCloud and SH Hesheng fail to maintain or renew their HNTE status, their applicable EIT rate may be increased to 25%, which could have a material adverse effect on our financial condition and results of operations.

In April 2011, VNET (Xi’an) Information Outsourcing Industry Park Services Co., Ltd., or Xi’an Sub, a subsidiary of VNET Beijing located in Shaanxi Province, was qualified for a preferential tax rate of 15% and started to apply this rate from then on. The preferential tax rate is awarded to companies that are located in West Regions of China which operate in certain encouraged industries. This qualification will need to be assessed on an annual basis. For the years ended December 31, 2019, 2020 and 2021, the tax rate assessed for Xi’an Sub was 15%, 15% and 15%, respectively.

For the year ended December 31, 2021, our other PRC subsidiaries would be subject to an EIT rate of 25%, unless they are qualified as Small Scale and Low Profit Enterprises which enjoy a reduced EIT rate ranging from 2.5% to 7.5%, depending on their annual taxable income.

The M&A Rules establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it difficult for us to pursue growth through acquisitions in China.

The M&A Rules and other recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. In addition, the Implementing Rules Concerning Security Review on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises, issued by the MOFCOM, in August 2011, specify that mergers and acquisitions by foreign investors involved in “an industry related to national security” are subject to strict review by the MOFCOM, and prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement. We believe that our business is not in an industry related to national security, but we cannot preclude the possibility that the MOFCOM or other government agencies may publish explanations contrary to our understanding or broaden the scope of such security reviews in the future, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Moreover, the Anti-Monopoly Law requires that the SAMR, be notified in advance of any concentration of undertaking if certain filing thresholds are triggered. Part of our growth strategy includes acquiring complementary businesses or assets in China. Complying with the requirements of the laws and regulations mentioned above and other PRC regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the SAMR, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. If any of our acquisitions were subject to the M&A Rule and were found not to be in compliance with the requirements of the M&A Rule in the future, relevant PRC regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects.

In December 2020, National Development and Reform Commission, or the NDRC, and the MOFCOM promulgated the Measures for the Security Review of Foreign Investment, which became effective on January 18, 2021. The NDRC and the MOFCOM will establish a working mechanism office in charge of the security review of foreign investment. Such measures define foreign investment as direct or indirect investment by foreign investors in the PRC, which includes (i) investment in new onshore projects or establishment of wholly foreign owned onshore companies or joint ventures with foreign investors; (ii) acquiring equity or asset of onshore companies by merger and acquisition; and (iii) onshore investment by and through any other means. Investment in certain key areas with bearing on national security, such as important cultural products and services, important information technology and internet services and products, key technologies and other important areas with bearing on national security which results in the acquisition of de facto control of investee companies, shall be filed with a specifically established office before such investment is carried out. What may constitute “onshore investment by and through any other means” or “de facto control” is not clearly defined under such measures, and could be broadly interpreted. It is likely that control through contractual arrangement be regarded as de facto control based on provisions applied to security review of foreign investment in the free trade zone. Failure to make such filing may subject such foreign investor to rectification within prescribed period, and will be recorded as negative credit information of such foreign investor in the relevant national credit information system, which would then subject such investors to joint punishment as provided by relevant rules. If such investor fails to or refuses to undertake such rectification, it would be ordered to dispose of the equity or asset and to take any other necessary measures so as to return to the status quo and to erase the impact to national security. As these measures are recently promulgated, official guidance has not been issued by the designated office in charge of such security review yet. At this stage, the interpretation of those measures remains unclear in many aspects and whether these measures may apply to foreign investment that is implemented or completed before the enactment of these new measures. As our business may be deemed to constitute the foregoing circumstances, we cannot assure you that our current business operations will remain fully compliant, or we can adapt our business operations to new regulatory requirements on a timely basis, or at all.

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

In addition, our PRC subsidiaries and consolidated affiliated entities are also required to withhold a 10% (or 7% if paid to a Hong Kong resident who qualifies for the benefits of the tax treaty between China and Hong Kong) tax on interest paid under any cross-border shareholder loan. Prior to the payment of any interest and principal on any such shareholder loan, our PRC subsidiaries must present evidence of registration with SAFE regarding any such shareholder loan and may be required to provide evidence of payment of withholding tax on the interest payable on that loan.

We may also decide to finance our PRC subsidiaries for operations in China by means of capital contributions. These capital contributions are subject to the registration with the SAMR or its local counterpart and registration with a local bank authorized by SAFE. We cannot assure you that we will be able to obtain these government approvals or complete such registration on a timely basis, if at all, with respect to future capital contributions by us to our subsidiaries. If we fail to complete such registration or filing, our ability to use the proceeds from our overseas offerings and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

Governmental control of currency conversion may limit our ability to receive and utilize our revenues effectively.

We, through the VIEs and their subsidiaries, earn most of our revenues and incur most of our expenses in Renminbi. However, Renminbi is not freely convertible at present.

The PRC government continues to regulate conversion between Renminbi and foreign currencies, despite the significant reduction in its control in recent years over trade transactions involving import and export of goods and services as well as other frequent routine foreign exchange transactions. These transactions are known as current account items. However, remittance of Renminbi by foreign investors into the PRC for the purposes of capital account items, such as capital contributions, is generally permitted upon obtaining specific approvals from, or completing specific registrations or filings with, the relevant authorities on a case-by-case basis and is subject to a strict monitoring system. Regulations in the PRC on the remittance of Renminbi into the PRC for settlement of capital account items are developing gradually. Currently, our PRC subsidiaries may purchase foreign currencies for settlement of current account transactions, including payments of dividends to us, without the approval of the SAFE. However, foreign exchange transactions by our PRC subsidiaries under the capital account continue to be subject to significant foreign exchange controls and require the approval of or need to register or file with PRC governmental authorities, including the SAFE. In particular, if our PRC subsidiaries borrow foreign currency loans from us or other foreign lenders, these loans must be filed with the SAFE after the loan agreement is signed and at least three business days before the borrower draws any amount from the foreign loan, and the accumulative amount of foreign currency loans borrowed by a PRC subsidiary may not exceed a statutory upper limit. If we finance our PRC subsidiaries by means of additional capital contributions, these capital contributions are subject to the registration with the SAMR or its local counterpart and registration with a local bank authorized by SAFE. Any existing and future restrictions on currency exchange may affect the ability of our PRC subsidiaries or affiliated entities to obtain foreign currencies, limit our ability to meet our foreign currency obligations or otherwise materially and adversely affect our business.

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

The trading price of our ADSs has fluctuated since we first listed our ADSs on the Nasdaq Global Select Market on April 21, 2011. In 2021, the trading prices of our ADSs have ranged from US$7.83 to US$42.60 per ADS, and the last reported closing price on April 25, 2022 was US$5.21 per ADS. The market price for our ADSs may be highly volatile and subject to wide fluctuations in response to factors including the following:

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

Each Class B ordinary share and each Class C ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof, while neither Class A ordinary shares nor Class C ordinary shares are convertible into Class B ordinary shares or preferred shares under any circumstances, neither Class A ordinary shares nor Class B ordinary shares are convertible into Class C ordinary shares or preferred shares under any circumstances. Upon any transfer of Class B ordinary shares or Class C ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares or Class C ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares.

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

Certain corporate governance practices in the Cayman Islands, which is our home country, are considerably different from the standards applied to U.S. domestic issuers. Nasdaq Marketplace Rules provide that foreign private issuers are exempt from certain corporate governance requirements of Nasdaq and may follow their home country practices, subject to certain exceptions and requirements to the extent that such exemptions would be contrary to U.S. federal securities laws and regulations. We currently follow our home country practice that: (i) does not require us to solicit proxies and hold meetings of our shareholders every year, (ii) does not restrict a company’s transactions with directors, requiring only that directors declare the nature of his interest at a meeting of the directors, exercise a duty to act in good faith in the best interests of the company and have regard to their fiduciary duties (including but not limited to a duty not to put himself in a position where the interests of the company conflict with his personal interest, a duty to exercise powers for a proper purpose and a duty act with skill and care) owed to the companies for which they serve, (iii) does not require us to obtain shareholder approval for issuing additional securities exceeding 20% of our outstanding ordinary shares, and (iv) does not require us to seek shareholders’ approval for amending our share incentive plans. As a result, our investors may not be provided with the benefits of certain corporate governance requirements for U.S. domestic companies listed on Nasdaq.

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

Based on the market price of our ADSs and Class A ordinary shares, the value of our assets, and the composition of our assets and income, we believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2021. We must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). While we do not anticipate becoming a PFIC, no assurances regarding our PFIC status can be provided for any past, current or future taxable year. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. Furthermore, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current taxable year or any future taxable years. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for any prior, current or subsequent taxable year.

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

Although the law in this regard is not entirely clear, we treat the variable interest entities as being owned by us for U.S. federal income tax purposes because we control their management decisions and we are entitled to substantially all of their economic benefits and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the variable interest entities for United States federal income tax purposes, we are significantly more likely to be treated as a PFIC for our taxable year ended December 31, 2021 and for subsequent taxable years.

If we were to be or become a PFIC, U.S. investors may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of our ADSs or Class A ordinary shares on the receipt of distributions on the our ADSs or Class A ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules. For more information, see “Item 10. Additional Information—E.Taxation—Certain U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

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

ITEM 4.        INFORMATION ON THE COMPANY

A.History and Development of the Company

We commenced our operations in 1999, and through a series of corporate restructurings, set up a holding company, AsiaCloud Inc., or AsiaCloud, in October 2009 under the laws of the Cayman Islands. AsiaCloud was formerly a wholly-owned subsidiary of aBitCool Inc., or aBitCool, a company incorporated under the laws of the Cayman Islands. In October 2010, AsiaCloud effected a restructuring whereby AsiaCloud repurchased all its outstanding shares held by aBitCool and issued ordinary shares and preferred shares to the same shareholders of aBitCool. In connection with the restructuring, AsiaCloud subsequently changed its name to VNET Group, Inc.

Due to certain restrictions under the PRC laws on foreign ownership of entities engaged in data center and telecommunications value-added services, we conduct our operations in China through contractual arrangements among us, our wholly-owned PRC subsidiaries, the variable interest entities and their shareholders. As a result of these contractual arrangements, we control the variable interest entities and have consolidated the financial information of our consolidated affiliated entities in our consolidated financial statements in accordance with U.S. GAAP. We control: (i) 100% of the equity interests in VNET Technology through our subsidiary, VNET China, which was incorporated in October 2002; (ii) 100% of the equity interests of BJ iJoy following completion of our acquisition of 100% equity interests in iJoy in April 2013; (iii) 100% of the equity interests of WiFire Network through our subsidiary, aBitCool DG, which was incorporated in June 2014; and (iv) 100% of the equity interests of SH Zhiyan and its wholly-owned subsidiary, SH Blue Cloud, through our subsidiary, SH Edge Connect, which was incorporated in November 2020. On April 21, 2011, our ADSs began trading on the Nasdaq Global Select Market under the ticker symbol “VNET.” We issued and sold a total of 14,950,000 ADSs, representing 89,700,000 Class A ordinary shares, at an initial offering price of US$15.00 per ADS.

From time to time, we have acquired companies that are complementary to our business, as well as made alternative investments and entered into strategic partnerships or alliances as we see fit, we have also divested part of our business as part of our efforts to adjust our business development strategy. For example, we are Microsoft’s local partner for all of its three major cloud offerings: Microsoft Azure, Office 365, and Dynamics 365. In March 2017, we entered into an investment agreement with Warburg Pincus to establish a multi-stage joint venture and build a digital real estate platform in China, with an aim to form additional joint ventures to jointly develop IDC projects, and we reached agreements to restructure our partnership with Warburg Pincus in July 2019. In September 2017, we transferred 66.67% of the equity interest in six wholly-owned subsidiaries engaged in the CDN, hosting area network services and route optimization business, or WiFire Entities, for a nominal consideration of RMB1 for each of the WiFire Entities to Beijing TUS Yuanchuang Technology Development Co., Ltd., a wholly-owned subsidiary of Tsinghua Holdings Co., Ltd., or Tus-Holdings. Upon completion of such transfer, Tus-Holdings and we hold 66.7% and 33.3% equity interest in each of the WiFire Entities, respectively. WiFire Entities have been deconsolidated from our consolidated financial statements since then. In October 2019, we signed a memorandum of understanding with Alibaba to deploy IDC services in support of Alibaba’s expansion throughout Eastern China.

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

On April 13, 2021, we repurchased from Tuspark Innovation Venture Limited (“Tuspark”) 48,634,493 Class B ordinary shares for an aggregate purchase price of approximately US$260 million. The repurchase price is at US$5.346 per ordinary share, or US$32.076 per ADS, which is the product of (i) the daily volume weighted average price of the ADSs for the consecutive thirty (30) trading days ended on March 22, 2021, multiplied by (ii) 88%. On the same day, Mr. Wenbin Chen, the director appointed by Tuspark resigned from our board of directors. Immediately following the consummation of the transaction, all of the remaining Class B ordinary shares held by Tuspark have been converted into the same number of Class A ordinary shares of the Company. On August 23, 2021, Tuspark sold 16,363,636 Class A ordinary shares to DNE (Cayman) Investment I Holding Limited, a third-party company, and 17,140,898 Class A ordinary shares to Beacon Capital Group Inc., a company affiliated with Mr. Josh Sheng Chen, at the same price. As of February 28, 2022, to the best of our knowledge, Tuspark was a beneficial owner of more than 5.0% of our ordinary shares.

On July 15, 2021, to strengthen our leading position in carrier- and cloud-neutral IDC services, we, through our wholly-owned subsidiary, Shenzhen Cloud Native Technology Co., Ltd., acquired 100% of the equity interests in BJ TenxCloud from third-party selling shareholders of BJ TenxCloud. BJ TenxCloud primarily provides digitalization solutions to customers based on the in-house developed cloud native platform. The total consideration of the acquisition was RMB414.7 million (US$65.1 million).

Our board of directors has recently received an unsolicited preliminary non-binding proposal letter (the “Proposal”) from the Hina Group and Industrial Bank Co., Ltd., Shanghai Branch, proposing to acquire all of the outstanding ordinary shares of VNET Group for US$8.00 per ADS, or approximately US$1.3333 per ordinary share, in cash. As of the date of this annual report, our board of directors has not made any decisions with respect to the Proposal. See “Item 3. Key Information—D. Risk Factors — Risks Related to Our Business and Industry — The consummation of the proposed going-private transaction is uncertain, and the announcement and pendency of the transaction could materially and adversely affect our business, results of operations and financial condition.”

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

See “Item 4. Information on the Company—C. Organizational Structure” for a diagram illustrating our corporate structure as of the dated of this annual report.

SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website https://ir.vnet.com/.

B.Business Overview

We are a leading carrier-neutral and cloud-neutral data center service provider in China. We have one of the largest carrier-neutral data center networks in China with our 40 self-built data centers and 64 partnered data centers with an aggregate capacity of 78,540 cabinets under our management as of December 31, 2021. Our data centers are concentrated in tier-1 cities in China and their surrounding regions, which have favorable supply-demand dynamics, owing to dense internet traffic, scarce resources and high demand for data center facilities. Most of our data centers and our POPs are connected across China.

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

According to Frost & Sullivan, the continuing drivers for the data center demands consist of (i) growing IT outsourcing capacity by enterprises; (ii) implementation of next-generation 5G network and disruptive technologies; (iii) growing data center service demand from China’s cloud service providers and enterprise digital transformation; (iv) supportive government policies, despite the recent regulatory headwinds; (v) customer segments drive data center service demand; and (vi) the overall growing trend of generating and processing data and robust growth in data traffic. From 2016 to 2020, China’s carrier-neural data center service market has been growing by a CAGR of 22.2% and is expected to grow by a CAGR of 19.3% from 2020 to 2025. China’s cloud service market has been growing by a CAGR of 38.5% from 2016 to 2020 and is expected to grow by a CAGR of 24.9% from 2020 to 2025. As a leading carrier-neutral and cloud-neutral data center service provider in China, we had a 10.8% market share in the carrier-neutral data center service market in terms of data center service revenues in 2020.

We are a pioneer in the carrier-neutral data center industry in China and commenced our operations in 1999. According to Frost & Sullivan, we are the first carrier-neutral data center service providers in China with infrastructure interconnected with all major network providers, which connect and share data traffic to help scale the rapid development of the early internet industry in China. Based on our partnership with Microsoft to introduce Azure and Office 365 in China in 2013, we are also the first carrier-neutral data center service provider to offer global cloud services in China and our services have helped accelerate the digital transformation of our enterprise customers.

We are a carrier-neutral internet infrastructure service provider. Our infrastructure is interconnected with the networks operated by all China’s telecommunications carriers, major non-carriers and local internet service providers. The interconnectivity enables each of our data centers to function as a network access point for our customer’s data traffic. In addition, we believe that our proprietary smart routing technology allows us to automatically select an optimized route to direct our customers’ data traffic to ensure fast and reliable data transmission. We believe this advanced interconnectivity within and beyond our network distinguishes ourselves from our competitors and provides an effective solution to address our customers’ needs that arise from inadequate public internet infrastructure and network interconnectivity in China. As a result, businesses are increasingly relying upon internet infrastructure services providers and in particular, carrier-neutral internet infrastructure services providers, to enhance and optimize key elements of their IT and network infrastructure.

With a nationwide data center network and comprehensive service offerings, we have attracted a diversified and loyal customer base. As of December 31, 2021, we had over 1,400 customers for our managed hosting services and over 6,500 enterprise customers in total. We also enjoy long-standing relationships with our customers and have high customer retention, as evidenced by our low average monthly hosting churn rate for managed hosting services, which was 0.5%, 0.3% and 0.2% in 2019, 2020 and 2021, respectively.

Our Service Offerings

Through our quality data center network, we offer comprehensive hosting and related services, including:

●	Managed Hosting Services consisting of managed retail services and managed wholesale services. Our managed retail services include (i) colocation services that dedicate data center space to house our customers’ servers and networking equipment and provide tailored server administration services, (ii) interconnectivity services that allow customers to connect their servers with each other, internet backbones in China and other networks through our Border Gateway Protocol, or BGP, network, or our single-line, dual-line or multiple-line networks, and (iii) value-added services, including hybrid IT services, bare metal services, firewall services, server load balancing, data backup and recovery, data center management, server management, and backup server services. To address the wholesale IDC market opportunities, we established a “dual-core” strategy in 2019 to expand our services to managed wholesale services to China’s internet giants and large-scale cloud computing service providers. We construct and deliver data centers based on these customers’ required specifications and standards;
●	Cloud Services that allow customers to run their applications over the internet using our IT infrastructure rather than having the infrastructure on their own premises; and
●	VPN Services that extend customers’ private networks by setting up secure and dedicated connections through the public internet.

Our data centers host the servers of our customers and meet their needs to deploy computing, network, storage and IT infrastructure. Our services are scalable, allowing our customers to purchase space and power and upgrade connectivity and services as their requirements evolve. In addition, our customers benefit from our data centers’ wide range of physical security features, including sensitive smoke detection systems, fire suppression systems, secured access, around-the-clock video camera surveillance and security breach alarms. Our data centers are fully-redundant and feature resilient power supplies, energy efficient design, connection with multiple network providers and 24/7 on-site support provided by our skilled engineers. As a result, we are able to provide service-level agreement for 99.9% uptime for power for our self-built data centers. As a carrier-neutral data center service provider, we provide high interconnectivity to our customers with our access to multiple carriers and service providers and the availability of multiple-provider bandwidth. By securing multiple suppliers for connectivity and using redundant hardware, we are able to guarantee 99.9% internet connectivity uptime for our self-built data centers.

Managed Hosting Services

We have been providing managed retail services since the inception of our operations in 1999 and started to provide managed wholesale services in 2019 to implement our “dual-core” strategy that we developed in 2019.

Managed Retail Services. Our managed retail services include colocation services, interconnectivity services, and value-added services.

●	Colocation Services allow customers to lease partial or entire cabinets for their servers. Our customers have full control over their server(s) housed in our data centers. Depending on customer needs, we provide different levels of tailored server administration services, including operating system support and assistance with updates, server monitoring, server backup and restoration, server security evaluation, firewall services, and disaster recovery. Our customers’ servers are housed in our data centers providing redundant power sources and heating, ventilating and air conditioning systems. Our colocation services relieve customers from the daily pressures of IT infrastructure maintenance so that they can focus on their core businesses. Customers have the option to either place their servers and equipment in standard cabinets dedicated for their private use, or in cabinets shared with other customers. They can customize their cabinet space for their servers, network connections and equipment. Customers can elect to buy the hardware that they place within their cabinets from their chosen suppliers. In addition, customers can also lease power-enabled blank space, where they can place their own cabinets in our data centers or use our services to build their customized cabinet space.
●	Interconnectivity Services are provided by us in the following ways:
o	Border Gateway Protocol (“BGP”) Network Services. We provide network services that use BGP routing protocol and policies, which allow the internet to become a decentralized system and thereby reduces traffic congestion and data transmission time;

o	Single-line Network Services. Some of our customers choose to connect their servers only to one telecommunication carrier in China. Based on their selections, we provide them with network connection to the major telecommunication carriers, including China Telecom, China Unicom and China Mobile; and
o	Multiple-line Network Services. As a carrier-neutral service provider, our data centers are connected to all carrier and non-carrier networks in China. Customers then may choose to connect their servers to two or multiple networks, which provides more cost-effective internet access and ensures better business continuity. Our interconnectivity services connect our customers with each other, connect our data centers with telecommunication carriers’ backbone network and other networks. We provide cross-connection services to our customers. Upon the request of the customers, we utilize single or multi-mode fibers to create links between the customers directly and privately.
●	Value-Added Services are provided by us in the following ways:
o	Hybrid IT Services. Our hybrid IT services provide customers with a complete package of infrastructure service offerings, conveniently bundled to expedite the customer’s process to launch their applications and products to the extent possible. In conjunction with our infrastructure-as-a-service, or IaaS, platform, hybrid IT services combine colocation, servers, connectivity, storage and customer services to save IT infrastructure installation time, and provide a complete, reliable, and secured environment for customer’s IT demands. As more customers move their IT resources to the cloud, our cloud-neutral platform will enable our hybrid IT services to provide both private and public cloud services as well as their inter-linked connections;
o	Private Cloud, Hybrid Cloud and Cloud Native Services. We provide private cloud, hybrid cloud and multi-cloud managed services to address enterprises’ needs in aspects of data sovereignty, cost of ownership, and customization through our proprietary technologies and technical integration with selected partners, such as VMWare, Redhat and ZStack. Through the acquisition of BJ TenxCloud, we expanded our hosting service offerings to provide digitalization solutions to customers based on our in-house developed cloud native platform. Customers can fully exploit elasticity and flexibility of our cloud solutions and modernize its applications and infrastructure, to achieve more efficient software development and production;
o	Other Value-Added Services. To complement our hosting services and enhance our customers’ experiences, we also provide other value-added services, including bare metal services, firewall services, server load balancing, data backup and recovery, data center management, server management, and backup server services. In addition, we also provide customers with traffic charts and analysis, gateway monitoring for servers, domain name system setup, defense mechanism against distributed denial of service (DDOS) attacks, basic setting of switches and routers, and virus protections.

Managed Wholesale Services. Our managed wholesale services started in 2019 and provide internet giants and large-scale cloud computing service providers with new data center sites constructed and developed by us. Based on the specific requirements of our customers, we source properties for new data center sites by acquiring or leasing green-field sites or existing industrial buildings from third parties, and then design and, through cooperation with developers, contractors, and suppliers, build the data center facilities with advanced design and high technical specifications. We believe our core competency and capabilities, acquired from decades of industry experience in the retail segment, are also applicable and critical when we expand our business into the wholesale segment and develop wholesale data centers.

●	Planning: We engage with our clients from the site selection and planning stage and choose the sites for wholesale data centers at the strategic locations which fits into our clients’ IT infrastructure deployment and provides great access to power and connectivity. Backed by multi-year experience and strong presence in key markets, we are able to conduct in-depth analysis and select the most suitable location based on clients’ requirements by acquiring or leasing green-field sites or existing industrial buildings from third parties. Our team works closely with local government authorities to obtain necessary permits and approvals and with electric utilities to obtain sufficient power supply. We also actively cooperate with telecommunication carriers to ensure multi-carrier connectivity to our wholesale data centers.
●	Design: Leveraging our technological know-how from our internal design teams and a comprehensive data center product portfolio, developing and accumulating through the designs and construction of retail data centers, we are dedicated to ensuring that each of our wholesale data centers meets the specific requirements of our clients and achieves industry leading energy efficiency and operating performance. Our technology strengths, such as advanced cooling technology and power management technology, are integrated due to close collaboration among our internal design team, research and development team and external design institutes.

●	Construction: We believe our well-established relationships with high quality contractors and suppliers, combined with our specialized construction team consisting of experienced professionals, help us to ensure fast delivery and cost effectiveness in data center construction. As opposed to retail data centers, typically the wholesale data centers are built to suit and customized to fulfill our clients’ different technical requirements. Furthermore, our clients require us to deliver wholesale data centers in large volumes within a prescribed construction period.
●	Operations: We are one of the first carrier neutral data center service providers in China and commenced operations in 1999. Since then, we haven’t encountered any disastrous accident over the last 20 years, demonstrating our strong operational expertise. We are able to provide service-level agreement for 99.9% uptime for power and 99.9% uptime for network connectivity for our self-built data centers. Our operational excellence to deliver wholesale data centers with high reliability, availability, security and manageability are sought by our wholesale clients. As a result, operations and management expertise becomes an increasingly important criteria when they select their data center partners.

Cloud Services

We started providing public cloud services in 2013 through our cooperation with Microsoft. Under our cooperation arrangement with Microsoft, we provide Microsoft’s cloud services, including Azure, Office 365, Dynamics 365 and Power Platform, to customers in mainland China by entering into service agreements with such end customers.

We provide infrastructure-as-a-service, or IaaS, platform-as-a-service, or PaaS, and software-as-a-service, or SaaS, to our enterprise and individual end customers on the public cloud. Microsoft Azure provides our customers with a one-stop shop to purchase a portion of the pooled computing resources, control the applications uploaded to the virtual servers and/or access to the applications run by various operators on the cloud infrastructure, and pay on an on-demand basis. Through Office 365 services, we provide our customers with not only the complete Office applications, but also business-class email, file sharing and HD video conferencing, all working together and connected in the public cloud so that customers can have access to everything they need to run their business from anywhere.

The total customer billing amounts are divided between Microsoft and us and we retain a portion of the total customer billing amounts based on the agreed-upon metrics. All sales amounts from our services to customers are deposited into an escrow account which are jointly administered by Microsoft and us, and we settle the payments to Microsoft on a monthly basis. In addition, we are entitled to receive incentive payments from Microsoft upon the completion of certain sales or services conditions. Our current agreement with Microsoft has a term of ten years till 2027.

VPN Services

We offer VPN services, primarily through Dermot Holdings Limited and its subsidiaries, or Dermot Entities, which we acquired in August 2014. Dermot Entities offer customers best-in-class, enterprise-grade network services in numerous cities throughout Greater China and the wider Asia-Pacific region. Dermot Entities provide enterprise network solutions including Multiprotocol Label Switching (“MPLS”) and Software-Defined WAN (“SD-WAN”), internet access and network security solutions and are starting to add Cloud & SaaS solutions into the product portfolio. We provide fully managed network enabling connectivity with 183 POPs across Asia, of which 73 POPs are for VPN services. We are among the first official members of the China Cross-border Data Telecommunications Industry Alliance for being recognized as legally compliant by China’s Communications Administration. Additionally, we have been appointed as one of the SD-WAN Services Standard Drafting Units of China Communications Standards Association (“CCSA”). We are among the first ICT service providers in Greater China to obtain several ISO international certifications including ISO/IEC 27001: 2013, ISO/IEC 20000-1: 2018, and ISO 9001: 2015 for information security, IT service management, and quality management, respectively. We also obtained the SD-WAN Ready certificate for overall solutions issued by China Academy of Information and Communications Technology in 2020.

Our Infrastructure

Our infrastructure, which consists of our data centers and data transmission network, is the foundation upon which we provide services to our customers. As of December 31, 2021, we operate 40 self-built data centers and 64 partnered data centers located in tier-1 and their surrounding cities, including all of China’s major internet hubs, with 78,540 cabinets under management. Our extensive network, consisting of 183 POPs, is a “high-speed internet railway” that connects our data centers with each other and links them to China’s telecommunication backbones.

Our Data Centers

We adopt a distributed deployment method when choosing locations for our partnered data centers based on the specific requests of our customers, demands in different cities and our strategy for POP establishment; therefore, the locations and number of our partnered data centers are subject to change from time to time. We operate two types of data centers: self-built and partnered. We define “self-built” data centers as those with our owned cabinets, and data center equipment housed in buildings we owned, leased from third parties, or we purchased from third parties. We define “partnered” data centers as the data center space and cabinets we leased from China Telecom, China Unicom and other third parties through agreements. As of December 31, 2021, we operate 40 self-built data centers housing 74,143 cabinets and 64 partnered data centers housing 4,397 cabinets.

The table below sets forth the number of data centers and cabinets under our management as of December 31, 2019, 2020 and 2021, respectively.

	As of December 31,
	2019	2020	2021
Data Centers
Self-built	26	32	40
Partnered	51	52	64
Total	77	84	104
Cabinets
Self-built	32,047	49,876	74,143
Partnered	4,244	3,677	4,397
Total	36,291	53,553	78,540

Our data centers are located in over 30 cities as of the date of this annual report. Our nationwide network of data centers not only enables us to serve customers in extended geographic areas, but also establishes a national data transmission network that sets up connections among carriers and service providers in various locations.

The table below sets forth our portfolio of self-built cabinets housed by our data centers as of December 31, 2021.

	As of December 31, 2021
	Number of Self-built Cabinets Housed	Percentage of Contribution
Greater Beijing Area	Approximately 37,200	50.1%
Yangtze River Delta	Approximately 21,300	28.8%
Greater Bay Area	Approximately 9,300	12.6%
Others	Approximately 6,300	8.5%
Total	Approximately 74,100	100.0%

We build and operate our data centers in compliance with high industry standards in order to provide our customers with secure and reliable environments that are necessary for optimal internet interconnectivity. Our data centers generally feature:

●	Resilient Power — Redundant, high-capacity and stable power supplies, backed by uninterruptible power supply, or UPS, high-performance batteries and diesel generators;
●	Physical Security — Round-the-clock monitoring by on-site personnel, which includes verification of all persons entering the building, security barriers, video camera surveillance and security breach alarms;
●	Controlled Access — Access to the buildings, data floors and individual areas designated for particular customers via individually-programmed access cards and visual identification;
●	Fire Detection and Suppression — Sensitive smoke detectors linked to building management systems provide early detection to help avoid fire, loss and business disruption. These are complemented by an environmentally-friendly gas-based or water mist fire suppression system to put out fires;
●	Air Conditioning — To ensure optimal performance and avoid equipment failure, all data center floors are managed to make sure that customers’ equipment is maintained at a controlled temperature and humidity; and

●	24/7 Support — We staff our data centers with capable and experienced service teams and we believe we were the first data center service provider in China to offer 24/7 customer service.

These features minimize chances of interruption to the servers housed in our data centers and ensure the business continuity of our customers. In addition, we believe we were the first data center service provider in China to receive both the ISO 9001 quality system certification by the American Registrar Accreditation Board and a certification by the United Kingdom Accreditation Service.

Our Network

Our network transmits data and directs internet traffic, forming an internet highway system that is linked to the networks of major carriers, non-carriers and ISPs and enhances communications among our data centers, our customers and end users located throughout China and around the world. As of December 31, 2019, 2020 and 2021, our network connected 165, 165 and 183 POPs throughout China.

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

Customers and Customer Support

Our Customers

We serve a diversified and loyal base of customers, depending on the different types of services provided by us, our customers include (i) enterprise customers for our hosting and related services, and (ii) individual customers who signed up for the Microsoft Azure, Office 365, Dynamics 365 and Power Platform services. As of December 31, 2021, we had over 6,500 enterprise customers, of which over 1,400 customers are using our managed hosting services. Our enterprise customers represent a variety of industry verticals with different business scale, ranging from information technology and cloud services, telecommunication carriers, communications and social networking, gaming and entertainment, ecommerce, automobile to financial services and government agencies, as well as from blue-chip enterprises to small- to mid-sized enterprises.

We have a loyal customer base, as evidenced by our low churn rate. Our average monthly hosting churn rate, based on our core IDC business, was 0.5%, 0.3%, and 0.2% in 2019, 2020 and 2021, respectively. Our average monthly recurring revenue from our top 20 customers were RMB110.3 million, RMB140.3 million, RMB191.3 million (US$30.0 million) in 2019, 2020 and 2021, respectively.

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

Technologies and Intellectual Property

Innovative Solutions and Services

We offer a comprehensive suite of solutions with cutting-edge technologies for customers, and continually expand our service offerings to provide full stack solutions consisting of interconnectivity, colocation or data center managed hosting services and cloud services. Examples of our innovative products and services include:

●	Hybrid IT service: We are the first among data center service providers in China to provide hybrid IT services since March 2015. Our hybrid IT services are designed to be connected to customers’ existing operating systems and achieve real-time response to customers’ IT requests. Our hybrid IT services cover computing and storage of data, facility management and maintenance, as well as operation support, which can effectively meet the growing IT outsourcing demand of enterprise customers due to the increasing complexity of IT requirements resulting from new technologies and applications;
●	Bare metal services: We developed our proprietary bare metal services technology in August 2018. Our bare metal services can be integrated with high-quality BGP, VPN and other services provided by us. Our bare metal services are based on automated operation and maintenance technologies and can be delivered to customers through the cloud platform on a fully automated basis without manual operations. It is equipped with security modules and network functions which can be integrated with other cloud services and network services provided by us; and
●	Hybrid cloud management platform: In order to provide superior cloud management services under various cloud scenarios to its customers, we developed a proprietary cloud management platform in June 2019. This platform can manage major public clouds and private clouds on a centralized basis and connect to our self-developed bare metal services, hybrid IT services, SD-WAN and other services to achieve one-stop multi-cloud management service capability. Our hybrid cloud management platform enables the customers to manage all the services, products and resources provided by us, including private cloud, public cloud, enterprise virtual data centers, enterprise hosted private cloud, bare metal services, as well as underlying data center and network connectivity services, on a centralized basis. Data analytics can be performed based on the information collected, which we believe can realize the value of customers’ data assets.

Technologies for Data Centers

We have implemented many technologies in designing and constructing our data centers, such as power transfer switch, cooling, lighting and energy recycling technologies, to improve the electricity power consumption and energy efficiency of our data centers. We are the first data center service provider that passed the ISO50001: 2011 Energy Management System Certification in 2017. One of our data centers in Beijing, M6 data center, is among the first national green data centers named by Chinese Institute of Electronics in 2018. We also apply heat recovery technologies at certain of our data centers to recover the waste heat from the exhaust of data centers to generate domestic hot water, which have improved our data center’s energy efficiency.

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

We have made continual investments and trainings for research and development to drive our growth in both mature and emerging businesses. We incurred RMB88.8 million, RMB112.9 million and RMB188.5 million (US$29.6 million) in research and development expenses for the years ended December 31, 2019, 2020 and 2021, respectively. As of December 31, 2021, our experienced research and development team consisted of 170 engineers, many of whom have more than 10 years of relevant industry experience.

Our research and development efforts have yielded 97 patents, 98 patent applications and 263 software copyright registrations as of December 31, 2021, all in China and focused on the areas including (i) energy saving technology, (ii) data center design and facility maintenance and operations, (iii) network operation and maintenance management, (iv) cloud-related technologies, and (v) edge computing and blockchain.

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

Competition

We face competition from a wide range of data center service providers and other value-added service providers, including:

●	Carriers. We face competition from state-owned telecommunication carriers, including China Telecom and China Unicom. According to Frost & Sullivan, carrier-operated data centers took a share of 54.2% of the data center service market in 2020. In addition, both carriers operate their own networks. Competition is primarily focused on pricing, quality of services and geographic coverage. We believe we are well-positioned to compete with major carriers. Unlike China Telecom and China Unicom, which construct data centers primarily to promote the sales of bandwidth, we provide connectivity to multiple networks in each of our carrier-neutral data centers, providing superior choice and performance. Our private network provides enhanced connectivity among different networks. In comparison, data centers operated by China Telecom and China Unicom generally provide access only to their own network and are often constrained by their networks’ coverage. Due to inadequate interconnectivity among China’s carriers’ networks and among the same carrier’s networks in different provinces, interconnectivity bottlenecks remain a major problem, contributing to slow transmission speeds across services and applications.

●	Carrier-neutral service providers. We face competition from other carrier-neutral service providers, such as SINNET and GDS. Competition is primarily focused on pricing and the quality and breadth of service offerings. We distinguish ourselves by our superior interconnectivity, extensive data transmission network, large number of high-quality data centers, and superior operations, maintenance and other customer services. Due to the unique nature of data center services, where relocation of customer servers and equipment is operationally difficult, customers are highly selective in choosing their data center service provider. Our strong brand, superior reputation and extensive operating experience and expertise remain the key differentiator in attracting and retaining our customers.
●	In-house data centers. Businesses may choose to house and maintain their own IT hardware, such as Baidu, Tencent and Alibaba, and other large enterprises, particularly in the financial services sector. Due to their in-house capabilities, these customers may outsource fewer services to other third-party data center service providers including us, if at all. However, we believe our data centers, coupled with our superior network services, offer a unique combination of hosting services that would make us attractive to businesses with in-house data centers.
●	Cloud service providers. Cloud services are a new and emerging market and therefore, we face competition from various market players who have entered into or plan to enter into the new market. In partnership with Microsoft, we offer cloud services, including Microsoft Azure, Office 365, Dynamics 365 and Power Platform, in China. We compete with domestic Chinese cloud service providers, such as Alibaba Cloud and Tencent Cloud, as well as international cloud services which are operated by other data center service providers in China, such as AWS. We believe our partnerships with Microsoft will make us attractive to potential customers, especially enterprise and government entity customers that have a strong demand for cloud services.
●	Other valued-added service providers. We face competition from other value-added telecommunications service providers including VPN service providers, such as Citic Telecom CPC. As one of the leading service providers in each one of these value-added service markets, we believe our offerings not only complement our core hosting services, but also position us to capture additional growth opportunities.

Our competition with data center service providers located in Hong Kong and overseas is limited due to the small size of our data center service offerings in Hong Kong and overseas, but we may compete with them if we expand our service offerings in Hong Kong and overseas. We believe that there are currently no foreign competitors with a significant presence in the data center service market in China, partly due to the regulatory barriers in China’s telecommunications sector. As China represents a potentially lucrative market for foreign competitors, some foreign providers may seek to enter the Chinese market. In addition, as we expand our service offerings, such as cloud services, we expect to face more competition in those areas as well.

Our Environmental, Social and Governance (ESG) Initiatives

As a leading carrier-neutral and cloud-neutral data center service provider in China, VNET integrates environmental, social and governance (hereinafter referred to as the "ESG") management philosophy into major decisions of the Group, promotes high-quality development of the Group, and safeguards the interests of investors, customers, employees, communities and other stakeholders. The ESG report pointed out that in 2021, VNET has further optimized the ESG governance structure, deeply promoted ESG work from all levels of corporate hierarchy i.e. the board, board committees, management, coordinating departments and business departments, which effectively improved ESG governance capacity. In addition, VNET has launched the "SHIELD" sustainable development system in the second half of 2021. During the preparation of this report, VNET conducted a questionnaire survey on the six pillars and 18 ESG issues covered by the SHIELD system to stakeholders from all walks of life, identified the ESG issues of major concern to all parties, and responded positively.

ESG Related Governance Structure

In strict compliance with the Company Law of the PRC, the Securities Exchange Act of the United States, and other relevant laws and regulations, we consistently improve our modern corporate governance structure, actively create a positive internal and external governance environment, protect the interests of all shareholders, and promote our healthy and stable development. Our robust governance structure is comprised of the general meeting of shareholders, the Board of Directors and its subordinate committees, as well as the management. Under the supervision and guidance of these Board committees, the Board of Directors provides consultation and suggestions on the management of various divisions. This involves formulating relevant strategies, supervising their implementation, and monitoring our operational and financial performance, ensuring soundness of internal control and risk management systems. Our Board committees’ scope of responsibilities is published on our official website and is available to all shareholders.

Diversified Employment; Employee Development and Care for Employees

We strictly comply with the Labor Law of the PRC, the Regulations Banning Child Labor, and other relevant laws and regulations that significantly affect the standardization of our employee management. We prohibit child labor and forced labor. As a signatory to the United Nations Global Compact, we adhere to international treaties such as the Declaration on Fundamental Principles and Rights at Work established by the International Labor Organization. We compiled the Employee Manual and Implementation Measures on Human Resources Management in the VNET Group and Regions to regulate the protection of employee rights and interests. There is no discrimination in the recruitment, appointment, promotion, and turnover of employees based on race, ethnicity, place of origin, gender, age, and marital status in our Group. During 2021, there were no incidents of human rights violations, employee discrimination, and employment of child labor.

As of December 31, 2021, we had a total of 3,221 employees, of which female employees accounted for 25% and employees of ethnic minorities accounted for 4%. We actively implement gender equality policies to build gender-friendly work systems and environments. At the beginning of 2022, we became a signatory of the Women’s Empowerment Principles to work with global enterprises in improving gender equality and unleashing the potential of women. We set the salary structure of equal pay for equal work and manages fair and reasonable remuneration regardless of gender or other factors.

VNET is committed to maintaining effective employee communication mechanisms for positive relations. Employees can make their voice heard via online and offline open channels, such as suggestion boxes, hotlines, labor unions, the Internal Control Department, and the Audit Department, the Integrity Department, and HR business partners. Subsequently, we respond quickly in accordance with the actual situation and file records at each level, thereby catering to the employees’ needs while improving our systems and policies.

Environmental Initiatives

Through our carbon avoidance, carbon reduction, carbon offset, and carbon empowerment approaches, we are committed to achieving carbon neutrality and 100% use of renewable energy by 2030. In 2021, we became a supporter of the Task Force on Climate-related Financial Disclosures (the “TCFD”) created by the Financial Stability Board, an international body that monitors and makes recommendations about the global financial system. The TCFD releases recommendations to companies and other organizations on how to provide more effective climate-related disclosures for investors to make more informed investment, credit, and insurance underwriting decisions. Through the renewable energy procurement, green buildings, distributed photovoltaic, power storage systems for renewable energy and heat recovery systems, we implement our environmentally sustainable and climate-friendly policies and initiatives. In 2021, we achieved an annual average PUE of 1.37 for our data centers with operations over two years and utilization rate over 70%. Three of our data centers are named as national green data and are among the first few data centers in China to obtain such certification. We also received ISO14001 environmental management certification for our business operations.

Quality Product and Customer Service

We give top priority to product quality and is committed to delivering premium, secure and reliable services to customers. Guided by customer needs, we always upgrade and tap into new businesses to meet the increasing demand for data centers and cloud services throughout social digitalization. We are dedicated to ensuring that customers enjoy both solid and reliable quality of service. With reference to the Information Technology Infrastructure Library and UPTIME management and operation standards, we have established a standardized operation and maintenance process to enhance system security and stability. We have adopted the Battery Monitoring System and Building Automation to monitor the operating parameters and operating status of data centers in real time. We pay particular attention to the assurance of operational stability during emergencies. We have formulated relevant plans and corresponding work processes so that data centers can maintain stable operation under abnormal circumstances. In case of extreme weather, we have developed a series of emergency plans, which cover risk assessment, pre-warning and handling processes that provide professional guidance to cope with the increasingly acute impact of extreme weather events.

We prioritize customer service improvements in addition to product quality. We offer superior after-sales services that feature faster response, improved service, and enhanced customer satisfaction. In 2021, we optimized the process of the customer satisfaction survey to cover more business units and synchronized relevant data to the management in real time so that service quality could be improved under an enhanced oversight. Additionally, the service process and response have been optimized as our customer service team received technical and soft skills training, developed tools and other ways to raise efficiency. In 2021, we received no customer complaints, maintained 100% national customer satisfaction after phone calls for the third consecutive year whilst ensuring that 96.95% of the hotline calls were received within 25 seconds.

Business Integrity

We have been making continuous efforts to comply with all applicable laws and regulations affecting our business. We have a three-tier compliance management system. The Compliance and Information Security Management Committee formulates the overall policies and objectives related to compliance management, the Compliance and Information Security Working Group ensures daily business compliance, and relevant departments are responsible for risk identification and implementation. We have formulated and issued the Regulations on Compliance and Information Security Management and other systems, which specify issues such as anti-corruption, anti-monopoly, intellectual property and confidentiality. We have established a complete anonymous reporting system and anti-corruption training programs. For the year ended December 31, 2021, all of our directors, management and employees have completed anti-corruption related trainings and all of our suppliers have signed our letter of commitment to anti-commercial bribery.

Organizational Development

Our employees are our most important asset. We place great emphasis on employee development. We have formulated the Employee Training Management System and established a multi-level employee training system. We have built the VNET E-Learning platform to cultivate talents for each business line via digital means and achieve knowledge co-creation and sharing. We have engaged in all business lines in building the platform and continuously improved the online learning course system through resource co-creation. Currently, a total of 350 premium courses have been launched online. In addition to the internal training system, we also provide reimbursement for all employees to pursue academic degrees and professional certifications required for their positions. In 2021, we arranged 16 external training sessions and reimbursed RMB140,000 for employees’ expenses on certification exams.

We also care about our employees’ wellbeing. We aim to create a comfortable and safe workplace for our employees. In strict compliance with occupational health and safety laws and regulations, we are Occupational Health and Safety Management System (ISO45001) certified and make continuous efforts to improve our systems. Considering the needs of employees with childcare obligations, we strictly implement parental leave policies to allow for more flexible working hours for breastfeeding employees. In 2021, we reconstructed the nursing room to make it more comfortable, private, sanitary and convenient for those that breastfeed.

Data Privacy and Data Security

As a reputable company serving a large community of users, we consider data privacy a crucial part of our service quality. In 2021, we continued to strengthen the construction and implementation of the information security management system and received several international certifications, including Information Security Management System (ISO 27001) and Information Technology Service Standards, to provide system security for information assets. We are dedicated to fostering an information security culture and awareness among our employees and offering targeted training covered multiple dimensions of information security. In 2021, 100% of our employees received training on information security. As a result, we did not report any major information leaks or breaches relating to customer privacy and information security in 2021.

Social Responsibility

We actively fulfill our social responsibilities as a corporate citizen and leverage our industrial strengths so that local communities can benefit from our operations. In 2021, we carried out various public welfare projects pertaining to education, rural revitalization, and ecological protection. At the beginning of 2022, we organized a charity sale where second-hand items were sold. Then the funds raised were partly used to buy feminine hygiene products for more than 3,000 female students in the mountainous areas of Dahua County, Guangxi Province in China.

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

In December 2021, the NDRC, and the MOFCOM promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment (2021 version), or the 2021 Negative List, which took effect from January 1, 2022. On December 27, 2020, the MOFCOM and the NDRC jointly published the Catalog of Industries for Encouraging Foreign Investment (2020 Version), which became effective on January 27, 2021.

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

Pursuant to the Foreign Investment Law, “foreign investment” refer to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as “foreign investor”) within China, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other like rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council. According to the Foreign Investment Law, the State Council will publish or approve to publish a catalogue for special administrative measures, or the “negative list.” The Foreign Investment Law grants national treatment to foreign invested entities, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list.” The Foreign Investment Law provides that foreign invested entities operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities. Furthermore, the Foreign Investment Law provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after January 1, 2020.

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

Pursuant to the Telecom Regulations, value-added telecommunications services covering two or more provinces, autonomous regions, and/or municipalities directly administered by the central government shall be approved by the MIIT, and the providers of such cross-regional value-added telecommunications services are required to obtain the cross-regional value-added telecommunications business operation licenses, or the Cross-Regional VAT Licenses. Value-added telecommunications services covering certain area within one province, autonomous region, and/or municipality directly administered by the central government shall be approved by the local telecommunications administration authority of such region and the providers of such value-added telecommunications services are required to obtain value-added telecommunications business operating licenses, or the VAT Licenses. Pursuant to the Administrative Measures for Telecommunications Business Operating Licenses effective on July 3, 2017 and as amended from time to time, promulgated by the MIIT, Cross-Regional VAT licenses shall be approved and issued by the MIIT with five-year terms.

As of the date of this annual report, all of our principal operating entities that are required to obtain Cross-Regional VAT License, pursuant to applicable PRC laws and regulations, have obtained such licenses.

For example, pursuant to the Cross-Regional VAT License issued to VNET Beijing, by the MIIT on January 17, 2012 (which was most recently updated on February 21, 2022) with a term effective until October 21, 2026, VNET Beijing is permitted to carry out its (i) full data center business under the first category of “value-added telecommunications business” across two province-level municipalities and four cities in China; (ii) data center business (excluding internet resources coordination service) under the first category of “value-added telecommunications business” across two province-level municipalities and 20 cities in China; (iii) VPN services under the first category of “value-added telecommunications business” across China; (iv) internet access service under the first category of “value-added telecommunications business” across 13 province-level municipalities and provinces in China, and internet access service (solely providing services for website users) under the first category of “value-added telecommunications business” across six provinces in China; (v) domestic multi-party communications services under the second category of “value-added telecommunications business” across China; and (vi) domestic data transmission services through fixed network under the second category of “basic telecommunications business” across China.

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

Pursuant to the Cross-Regional VAT License issued to VNET Technology by the MIIT on June 11, 2020 with a term effective until June 20, 2023, VNET Technology is permitted to carry out (i) internet access service under the first category of “value-added telecommunications business” across three province-level municipalities and provinces in China; and (ii) data center business (excluding internet resources coordination service) under the first category of “value-added telecommunications business”, which covers the services in three province-level municipalities and cities in China.

Pursuant to the Cross-Regional VAT License issued to SZ DYX by the MIIT on September 18, 2013 (which was updated on November 22, 2021) with a term effective until June 4, 2023, SZ DYX is permitted to carry out (i) VPN services under the first category of “value-added telecommunications business” in China; (ii) call center business under the second category of “value-added telecommunications business” across China; (iii) data center business under the first category of “value-added telecommunications business”, which covers the services in Beijing, Shanghai and Shenzhen; (iv) data center business (solely providing internet resources coordination service) under the first category of “value-added telecommunications business”, which covers the services in six cities in China; (v) internet access service under the first category of “value-added telecommunications business” across three province-level municipalities and provinces in China; (vi) internet access service (solely providing services for website users) under the first category of “value-added telecommunications business” across 28 province-level municipalities, autonomous regions and provinces in China; (vii) CDN service under the first category of “value-added telecommunications business” across China; (viii) domestic multi-party communications services under the second category of “value-added telecommunications business” across China; and (iv) online data processing and transaction processing services (solely providing for e-commerce services).

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

Pilot Scheme for Broadband Access Business

The MIIT initiated a periodical pilot scheme for broadband access business by issuing the Notice on Liberalizing the Broadband Access Market to Private Capital on December 25, 2014, pursuant to which, the qualified private sector enterprises are encouraged, but not required, to apply to participate in the pilot scheme in broadband access business and the pilot scheme lasts for 3 years commencing on March 1, 2015. From 2015 to 2017, MIIT issued a series of notices in succession to expand the pilot scheme to all cities in nine provinces and several designated. On June 19, 2018, MIIT issued the Notice on Deepening the Pilot Scheme in Broadband Access Business to extend the effective period of the pilot scheme to December 31, 2020 and further expand the pilot scheme to all cities in fourteen provinces and several designated cities in other provinces. As of the date of this annual report, we are qualified to provide broadband access services in Beijing.

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

Pursuant to the Three-year Plan for the Development of New-type Data Centers (2021-2023) issued by the MIIT on July 4, 2021, the PUE of newly constructed large and extra-large data centers should be below 1.35 by the end of 2021; by the end of 2023, the PUE of newly constructed large and extra-large data centers should be below 1.3 and that in cold and frigid regions should be below 1.25. On October 18, 2021, the MIIT, NDRC, SAMR, National Energy Administration and Ministry of Ecology and Environment jointly published the Opinions on Promoting Energy Conservation and Carbon Reduction in Key Areas by Tightening the Energy Efficiency Constraint, pursuant to which the PUE of newly constructed large and extra-large data centers should be at or below 1.3, and from the year 2025 onward, the PUE of data centers should generally be at or below 1.5.

Some local governmental authorities also issued regulations and relevant implementation rules in order to control the energy conservation of data centers. For example, on September 6, 2018, the General Office of the People’s Government of Beijing Municipality, or the GOPGB, issued the Beijing Municipality’s Catalogue for the Prohibition and Restriction of Newly Increased Industries (2018 Edition), or the 2018 Catalogue, which is a revised edition of the catalogue GOPGB issued in 2015. The 2018 Catalogue prohibits new construction or expansion within Beijing’s certain areas of (i) data centers which are involved in providing Internet data services or information processing and storage support services, except for cloud computing data centers with PUE lower than 1.4, and (ii) call centers. Furthermore, new construction or expansion of data centers which are involved in providing Internet data services or information processing and storage support services with PUE lower than 1.4 is also prohibited within the boundaries of Beijing’s Dongcheng District, Xicheng District, Chaoyang District, Haidian District, Fengtai District, Shijingshan District and Tongzhou New Town. In April 2021, the Beijing Municipal Bureau of Economy and Information Technology published the Implementation Plan (2021-2023) on Coordinated Development of Data Centers in Beijing, which provides that the PUE of newly constructed cloud data centers should be controlled below 1.3. Moreover, in July 2021, the Development and Reform Commission of Beijing Municipality published the Notice on Further Strengthening the Regulations on Energy Conservation Monitoring of Data Center Projects to stipulate further energy conservation requirements applicable to data center projects, including, among others, limiting the proportion of power of racks for data storage function, requiring higher usage percentage of renewable energy sources and lower PUE, as well as charging more expensive and differentiated power tariffs accordingly for data centers with PUEs above 1.4.

On January 2, 2019, Shanghai Municipal Commission of Economy and Information and Shanghai Municipal Development and Reform Commission jointly published the Guidance on Strengthening the Coordinated Construction of the Internet Data Center in Shanghai Municipality, pursuant to which, authorities encourage to effectively control the construction scale and energy consumption gross of Internet data centers and aim to reach several goals including, among others, the PUE of newly constructed Internet data center shall be strictly controlled below 1.3, and the PUE of reconstructed Internet data center shall be strictly controlled below 1.4, from the year 2020 onward. In April 2021, the Shanghai Municipal Commission of Economy and Informatization and the Shanghai Municipal Development and Reform Commission jointly published their Notice on Coordinated Construction of Data Centers in Shanghai in 2021 to restate that the comprehensive PUE of newly constructed data centers should be lower than 1.3 and reconstructed data centers should be lower than 1.4.

In April 2019, the Shenzhen Development and Reform Commison issued the Notice on the Relevant Matters of Energy Conservation Examination for Data Centers to strictly control the amount of annual comprehensive energy consumption of newly constructed data centers. In November 2020, the General Office of the People’s Government of Guangdong Province issued the Three-year Implementation Plan (2020-2022) on Promotion of the Construction of New Infrastructures in Guangdong Province, pursuant to which the average designed PUE of data centers in Guangdong Province should be lower than 1.3 as of the year 2022. In April 2021, the Energy Bureau of Guangdong Province published the Notice on Guangdong Province Data Center Energy Consumption Protection Requirement, according to which from 2021 to 2022, as a principle, increases in new data center racks will not be approved in Guangdong Province, except for projects integrating existing resources and constructed by enterprises for self-use (small scale data centers with 1,000 or fewer standard racks).

Regulations on Foreign Investment in Telecommunications Enterprises

The PRC government imposes limitations on the foreign ownership of PRC companies that engage in telecommunications-related business. Pursuant to the Administrative Rules for Foreign Investments in Telecommunications Enterprises, or the Foreign Investment Telecommunications Rules, issued by the PRC State Council on December 11, 2001 and effective on January 1, 2002, which was further amended on February 6, 2016, a foreign investor is currently prohibited from owning more than 50% of the equity interest in a PRC company that engages in value-added telecommunications business, and the major foreign investor of a telecommunication business in China must also have experience and a sound track record in providing value-added telecommunications services overseas. Although the Guidance Catalog of Industries for Foreign Investment, as amended in 2017, and the Negative List (2021) allow a foreign investor to own more than 50% of the total equity interest in e-commerce business, domestic multi-party communications services, information storage and re-transmission services, and call center services, other requirements provided by the Foreign Investment Telecommunications Rules (such as the track record and experience requirement for a major foreign investor) still apply. Foreign investors that meet these requirements must obtain approvals from the MIIT, which retain considerable discretion in granting approvals. On April 7, 2022, the State Council of the PRC issued the Decision to Amend and Abolish Certain Administrative Regulations, which makes amendments to the Foreign Investment Telecommunications Rules. The amendments include, among others, removing the qualification requirements for major foreign investors that hold interest in PRC companies conducting value-added telecommunications business as set out in the Foreign Investment Telecommunications Rules. The amended Foreign Investment Telecommunications Rules will become effective on May 1, 2022.

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

In January 2019, the State Council published its approval of Fully Promoting the Comprehensive Pilot Program for Expanding the Opening Up of Service Industry in Beijing, pursuant to which Beijing will lift foreign ownership limits on internet access service industry (only the service of providing users with internet access) in certain pilot zones in Beijing. Nevertheless, since this approval is relatively new and the local authorities in Beijing has not promulgated any implementing rules or guidelines as of the date of this annual report, it remains uncertain as to the interpretation and implementation of this new policy in many aspects, such as whether the abovementioned requirements provided by the Foreign Investment Telecommunications Rules for a major foreign investor and the MIIT approval will still apply in Beijing.

Regulations on Internet Security

On November 7, 2016, the Standing Committee of the National People’s Congress, or the SCNPC, promulgated the Cybersecurity Law of the PRC, which became effective on June 1, 2017. Pursuant to the Cybersecurity Law, internet operators must comply with applicable laws and regulations and fulfill their obligations to safeguard network security in conducting business and providing services. Internet operators must take technical and other necessary measures as required by laws and regulations to safeguard the operation of networks, respond to network security effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data. In addition, the Cybersecurity Law requires internet operators to formulate contingency plans for cyber security incidents, and initiate relevant contingency plans, take corresponding remedial measures and report to the competent departments upon occurrence of any incident endangering cyber security.

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

Pursuant to the Measures for Cybersecurity Review promulgated by the CAC and certain other PRC regulatory authorities in April 2020, which took effect in June 2020, critical information infrastructure operators must pass a cyber security review when purchasing network products and services that affect or may affect national security. On December 28, 2021, the CAC, the NDRC, the MIIT, and several other PRC governmental authorities jointly issued the revised Cybersecurity Review Measures, which became effective on February 15, 2022 and replaced the Measures for Cybersecurity Review promulgated in 2020. Pursuant to Cybersecurity Review Measures, CIIOs that purchase network products and services and network platform operators engaging in data processing activities that affect or may affect national security are subject to cybersecurity review under the Cybersecurity Review Measures. According to the Cybersecurity Review Measures, before purchasing any network products or services, a CIIO shall assess potential national security risks that may arise from the launch or use of such products or services, and apply for a cybersecurity review with the cybersecurity review office of CAC if national security will or may be affected. In addition, network platform operators who possess personal information of more than one million users, and intend to be listed on a foreign stock exchange must be subject to the cybersecurity review. The Cybersecurity Review Measures also provide that the relevant competent governmental authorities may initiate a cybersecurity review against the relevant CIIOs and network platform operators if the authorities believe that the network product or service or data processing activities of such operators affect or may affect national security.

On August 17, 2021, the State Council promulgated the Regulations on Protection of Security of Critical Information Infrastructure, which took effect on September 1, 2021, and pursuant to which, “critical information infrastructures” refer to critical network facilities and information systems involved in important industries and fields, such as public communication and information services, energy, transportation, water conservancy, finance, public services, governmental digital services, science and technology related to national defense industry, as well as those which may seriously endanger national security, national economy and citizen’s livelihood or public interests if damaged or malfunctioned, or if any leakage of data in relation thereto occurs. Pursuant to these regulations, the relevant governmental authorities are responsible for stipulating rules for the identification of critical information infrastructures with reference to several factors set forth in the regulations, and further identify the CIIO in the related industries in accordance with such rules. The relevant authorities shall also notify operators identified as the CIIO.

On June 10, 2021, the SCNPC published the Data Security Law, which took effect on September 1, 2021. The Data Security Law requires data processing, which includes the collection, storage, use, processing, transmission, provision and publication of data, to be conducted in a legitimate and proper manner. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data processing activities. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it may cause to national security, public interests, or legitimate rights and interests of individuals or organizations if such data are tampered with, destroyed, leaked, illegally acquired or illegally used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data is required to designate the personnel and the management body responsible for data security, carry out risk assessments of its data processing activities and file the risk assessment reports with the competent authorities. State core data, i.e. data having a bearing on national security, the lifelines of national economy, people’s key livelihood and major public interests, shall be subject to stricter management system. Moreover, the Data Security Law provides a national security review procedure for those data activities which affect or may affect national security and imposes export restrictions on certain data and information. In addition, the Data Security Law also provides that any organization or individual within the territory of the PRC shall not provide any foreign judicial body and law enforcement body with any data without the approval of the competent PRC governmental authorities. Violation of Data Security Law may subject the relevant entities or individuals to warning, fines, and business suspension, revocation of permits or business licenses, or even criminal liabilities.

On 29 October 2021, the CAC published the Measures for the Security Assessment of Cross-border Transfer of Data (Draft for Comments) for public comments, pursuant to which data processors must conduct security assessment if they intend to provide any of the following data to an overseas recipient: (a) any personal information that is subject to security assessment according to applicable laws; or (b) any important data collected and generated in their business operation within the territory of the PRC. If any of the following circumstances is implicated in a cross-border data transfer, the data processor must apply to the competent cyberspace administration authority for a security assessment: (i) where the data to be transferred to an overseas recipient are personal information or important data collected and generated by operators of critical information infrastructure; (ii) where the data to be transferred to an overseas recipient contain important data; (iii) where a personal information processor that has processed personal information of more than one million people provides personal information overseas; (iv) where the personal information of more than 100,000 individuals or sensitive personal information of more than 10,000 individuals are transferred overseas, in each case as calculated cumulatively; or (v) other circumstances under which security assessment of data cross-border transfer is required as prescribed by the national cyberspace administration. As of date of this offering memorandum, the measures has not been formally adopted.

On November 14, 2021, the CAC published Draft Data Security Regulations, which provides that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or separation of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; (iv) other data processing activities that affect or may affect national security. The Draft Data Security Regulations also requires data processors processing over one million users’ personal information to comply with the regulations on important data processors, including, among others, appointing a person in charge of data security and establishing a data security management organization, filing with the competent authority within fifteen working days after identifying its important data, formulating data security training plans and organizing data security education and training for all staff every year, and that the education and training time of data security related technical and management personnel shall not be less than 20 hours per year. The Draft Data Security Regulations also provides that data processors processing important data or going public overseas shall conduct an annual data security assessment by themselves or entrust a data security service institution to do so, and submit the data security assessment report of the previous year to the local branch of CAC before January 31 of each year. Further, the Draft Cyber Data Security Regulations also requires Internet platform operators to establish platform rules, privacy policies and algorithm strategies related to data, and solicit public comments on their official websites and personal information protection related sections for no less than 30 working days when they formulate platform rules or privacy policies or makes any amendments that may have significant impacts on users’ rights and interests. Platform rules and privacy policies formulated by operators of large Internet platforms with more than 100 million daily active users, or amendments to such rules or policies by operators of large Internet platforms with more than 100 million daily active users that may have significant impacts on users’ rights and interests shall be evaluated by a third-party organization designated by the CAC and reported to local branch of the CAC for approval.

On February 10, 2022, the MIIT issued the Measures for the Administration of Data Security in the Field of Industry and Information Technology, or the Draft Measures, for public comments. The Draft Measures are aimed to regulate the processing activities of data in the field of industry and information technology field conducted by relevant data processors in the PRC. Pursuant to the Draft Measures, data in the field of industry and information technology includes industrial data, telecommunication and radio data generated and collected during the operation of relevant services. The Draft Measures provide for the classification of data in the field of industry and information technology as general, important, or core data, and provide for specific requirements for the management of data classifications and data protection measures, including, among others, data collection, storage, processing, transmission, disclosure, and destruction for data processors in the field of industry and information technology. In particular, data processors processing important data and core data are required to complete filings with relevant authorities for the catalogue of important data and core data. The filing information includes basic information on the data, such as category, classification, quantity, processing purposes and methods of data processing, scope of use, liable entities, data sharing, cross-border transfer of data and data security protection measures. If over 30% of the category or quantity of important and core data changes or there is any material change to other filing information, data processors shall update the filing information with the relevant authorities within three months of such change. Furthermore, the Draft Measures provide for data security requirements for cross-border and data transfers for data processors. If a data processor needs to transfer data in cases of merger, restructuring, or bankruptcy, it shall establish a data transfer plan and notify users affected, and if the data to be transferred includes important and core data, it shall complete the filing with relevant authorities. In addition, the Draft Measures indicate that the legal representative or principal of the data processor should be the primary person held accountable for data security and the person in charge of data security should take direct responsibility for the security of data processing activities.

Each of the VIEs and their subsidiaries, as a data center services provider, is therefore subject to the regulations relating to Internet security. We have adopted data security, data recovery and backup measures to comply with these regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Actual or alleged failure to comply with laws and regulations related to cybersecurity, information security, privacy and data protection could lead to government enforcement actions, have a serious adverse effect on our reputation, and discourage current and potential clients from doing business with us.”

Regulations on Intellectual Property Rights

Patent Law

According to the PRC Patent Law, the State Intellectual Property Office is responsible for administering patent law in China. The patent administration departments of the provincial, autonomous region, or municipal governments are responsible for administering patent law within their respective jurisdictions. The PRC patent system adopts a first-to-file principle, which means that when more than one person files different patent applications for the same invention, only the person who files the application first is entitled to obtain a patent of the invention. To be patentable, an invention or a utility model must meet three criteria: novelty, inventiveness, and practicability. A patent is valid for twenty years in the case of an invention and ten years in the case of utility models and designs.

Copyright

The PRC Copyright Law, which became effective on June 1, 1991 and was last amended in 2020, provides that Chinese citizens, legal persons, or other organizations own copyright in their copyrightable works, whether published or not, which include, among others, works of literature, art, natural science, social science, engineering technology, and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship, and right of reproduction. The Copyright Law as revised in 2010 extends copyright protection to Internet activities, products disseminated over the Internet, and software products. In addition, the Copyright Law provides for a voluntary registration system administered by the China Copyright Protection Center. Pursuant to the Copyright Law, an infringer of copyrights is subject to various civil liabilities, which include ceasing infringement activities, apologizing to the copyright owners, and compensating the loss of the copyright owners. Infringers of copyright may also be subject to fines and/or administrative or criminal liabilities in severe situations.

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

Regulations on Land Use Rights and Construction

On June 11, 2003, the Ministry of Land and Resources, or the MLR, promulgated the Regulation on Grant of State-owned Land Use Rights by Agreement, which became effective on August 1, 2003. According to such regulation, the land use rights (excluding land use rights of properties to be used for business purposes, such as commercial, tourism, entertainment and commodity residential properties, which land use rights must be granted by way of tender, auction or listing-for-sale according to relevant laws and regulations) may be granted by way of agreement. The local land bureau and the intended user will negotiate the land fees which shall not be lower than the minimum price approved by the relevant government and enter into the grant contract. Upon signing of the contract for the grant of land use rights, the grantee is required to pay the land fees pursuant to the terms of the contract and the contract is then submitted to the relevant local land bureau for the issue of the land use right certificate.

If two or more entities are interested in the land use rights proposed to be granted, such land use rights shall be granted by way of tender, auction or listing-for-sale. Furthermore, according to the Provisions on the Grant of State-owned Construction Land Use Right by Way of Tender, Auction and Listing-for-Sale, which became effective on November 1, 2007, land use rights for properties for commercial use, tourism, entertainment and commodity residential purposes can only be granted through tender, auction and listing-for-sale.

According to the Interim Regulations of the People’s Republic of China Concerning the Grant and Transfer of the Right to the Use of the State-Owned Land in the Urban Areas, which became effective on May 19, 1990 was revised and the revised regulations were implemented on November 29, 2020, after land use rights relating to a particular area of land have been granted by the State, unless any restriction is imposed, the party to whom such land use rights are granted may transfer (for a term not exceeding the term which has been granted by the State), lease or mortgage such land use rights on the conditions provided by laws and regulations. Upon a transfer of land use rights, all rights and obligations contained in the contract pursuant to which the land use rights were originally granted by the State are assigned from the transferor to the transferee. Upon expiration of the term of grant, the grantee may apply for renewal of the term. Upon approval by the relevant local land bureau, a new contract shall be entered into to renew the grant, and a grant fee shall be paid.

According to the Land Registration Regulations promulgated by the State Land Administration Bureau, the predecessor of the MLR, on November 18, 1989 and revised on December 28, 1995 and the revised regulations were implemented on February 1, 1996, all land use rights which are duly registered are protected by the law, and the land registration is achieved by the issue of a land use right certificate by the relevant authority to the land user.

Under the Administration Law of Urban Real Property of the People’s Republic of China, which was promulgated by the SCNPC on July 5, 1994, amended on August 30, 2007, August 27, 2009 and August 26, 2019, and the amendment became effective on January 1, 2020, the land must be developed in line with the purposes of the land and the deadline for commencement of construction as stipulated in the grant contract. Where the construction does not commence within one year of commencement of construction as stipulated in the grant contract, an idle land fee may be charged at a rate of not more than 20% of the fee for the grant of land use rights. Where the construction does not commence within two years, land use rights may be forfeited without compensation, except where the commencement of construction is delayed due to force majeure, an act of the government or relevant government departments or preliminary work necessary for the commencement of construction.

Regulations on Filing and Energy Conservation of Fixed-Asset Investment

On November 30, 2016, the State Council promulgated the Administrative Regulations on the Approval and Filing of Enterprises’ Investment Projects, which became effective on February 1, 2017. On March 8, 2017, the NDRC promulgated the Measures for the Administration of the Approval and Filing of Enterprises’ Investment Projects, which became effective on April 8, 2017. Under such regulations, except those concerning national security or involving the allocation of major productive forces nationwide, strategic resource development or vital public interests, among others, investment projects shall be subject to filing administration. The projects subject to filing administration shall undergo the filing formalities under the territorial principle, except as otherwise provided by the State Council.

Under the Measures for the Energy Conservation Examination of Fixed-Asset Investment Projects, which was promulgated by the NDRC on November 27, 2016, and became effective on January 1, 2017, for an enterprise investment project, the construction entity shall, before commencing the construction, obtain the energy conservation examination opinion issued by the energy conservation examination authority. The construction entity shall not commence the construction of a project which fails to undergo energy conservation examination in accordance with the provisions of these measures or fails to pass energy conservation examination, and if the project has been completed, it shall not be put into production and use. In the case of any major change in the construction content and energy efficiency level of a fixed-asset investment project having passed energy conservation examination, the construction entity shall file an amendment application with the energy conservation examination authority. Shanghai, Beijing, Shenzhen, Guangdong, Hebei, Jiangsu and other provinces and cities have formulated detailed regulations on the examination of energy conservation of fixed-asset investment within their jurisdictions, and reinforced interim and post-filing supervision.

Regulations on Fire Control

Pursuant to the Fire Safety Law, which was promulgated by the SCNPC on April 29, 1998, revised on October 28, 2008, and amended on April 23, 2019 and April 29, 2021, and the Interim Provisions on Administration of Fire Control Design Review and Acceptance of Construction Project promulgated by the Ministry of Housing and Urban-Rural Development on April 1, 2020, which became effective on June 1, 2020, the construction entity of a largescale crowded venue (including the construction of a manufacturing plant whose size is over 2,500 square meters) and other special construction projects must apply for fire prevention design review with fire control authorities, and complete fire assessment inspection and acceptance procedures after the construction project is completed. The construction entity of other construction projects must complete the filing procedures with the fire safety design inspection and acceptance authorities within five business days after passing the construction completion inspection and acceptance. If the construction entity fails to pass the fire safety inspection before such venue is put into use or fails to conform to the fire safety requirements after such inspection but still put it into use, it will be subject to (i) orders to suspend the construction of projects, use of such projects, or operation of relevant business, and (ii) a fine between RMB30,000 and RMB300,000.

Regulations on Lease

On December 1, 2010, Ministry of Housing and Urban-Rural Development promulgated the Administrative Measures for Leasing of Commodity Housing, which became effective on February 1, 2011. According to such measures, the landlords and tenants are required to enter into lease contracts which should generally contain specified provisions, and the lease contract should be registered with the relevant construction or property authorities at municipal or county level within 30 days after its conclusion. If the lease contract is extended or terminated or if there is any change to the registered items, the landlord and the tenant are required to effect extension of registration, deregistration or alteration registration with the relevant construction or property authorities within 30 days after the occurrence of the extension, termination or alteration.

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

Regulations on M&A and Overseas Listing

On August 8, 2006, six PRC regulatory agencies jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules, among other things, require that (i) PRC entities or individuals obtain MOFCOM approval before they establish or control a special purpose vehicle, or SPV, overseas, provided that they intend to use the SPV to acquire their equity interests in a PRC company at the consideration of newly issued share of the SPV, or Share Swap, and list their equity interests in the PRC company overseas by listing the SPV in an overseas market; (ii) the SPV obtains MOFCOM’s approval before it acquires the equity interests held by the PRC entities or PRC individual in the PRC company by Share Swap; and (iii) the SPV obtains CSRC approval before it lists overseas.

On July 6, 2021, the General Office of the State Council and General Office of the Central Committee of the Communist Party of China issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. The opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On December 24, 2021, the CSRC published the draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the draft of the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) for public consultation. Pursuant to these drafts, PRC domestic companies that directly or indirectly offer or list their securities in an overseas market, including a PRC company limited by shares and an offshore company whose main business operations are in China and intends to offer shares or be listed in an overseas market based on its onshore equities, assets, income, or other similar interests, are required to file with the CSRC within three business days after submitting their listing application documents to the regulator in the place of intended listing. Failure to complete the filing under the Administrative Provisions may subject the domestic enterprise to a warning or a fine of one to ten million RMB. If the circumstances are serious, the domestic enterprise may be ordered to suspend its business or suspend its business pending rectification, or its permits or businesses license may be revoked. The draft of the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) also provide that a PRC domestic company must file with the CSRC within three business days for its follow on offering of securities or issue of securities to purchase assets after it is listed in an overseas market. However, there is no timetable as to when these drafts will be enacted.

C.	Organizational Structure

We commenced operations in 1999, and through a series of corporate restructurings, established a holding company, AsiaCloud, in October 2009 under the laws of the Cayman Islands. AsiaCloud was formerly a wholly-owned subsidiary of aBitCool, a company incorporated under the laws of the Cayman Islands. In October 2010, AsiaCloud effected a repurchase and cancellation of all its outstanding shares held by aBitCool and the issuance of ordinary shares and preferred shares to the shareholders of aBitCool so that they maintained their respective ownership interests in AsiaCloud directly. In connection with the restructuring, AsiaCloud changed its name to VNET Group, Inc.

Due to restrictions under PRC law on foreign ownership of entities engaged in data center and telecommunications value-added services, we conduct our operations in China through contractual arrangements among us, our wholly-owned PRC subsidiaries, the variable interest entities and their shareholders. As a result of these contractual arrangements, we control the variable interest entities and have consolidated the financial statements of our consolidated affiliated entities in our consolidated financial statements.

The following diagram illustrates our current corporate structure of our principal operating entities:

VNET Group, Inc
Dermot Holdings Limited
VNET Group Limited
VNET Ventures Limited
EdgeBlue Limited
Diyixian.com Limited
VNET Future Technology Limited
WiFire Group Inc.
VNET Mobile Limited
VNET DRP Investment Holdings Limited
Apexer Investments Limited
Hongkong Fastweb Holdings Co., Limited
Shihua DC Investment Holdings Limited
Shihua DC Investment Holdings 2 Limited
Asia Quality Limited
VNET @Xian Holding Limited
VNET DRP Daxing Private Limited
Shihua DC Investment SH1 Limited
SPLENDID ORIENTAL LIMITED
LINK CLOUD PTE. LTD. (SG)
Outside China
Inside China
Shenzhen Cloud Native Technology Co., Ltd.
Abitcool (China) Broadband Inc. (aBitCool DG)
Joytone Infotech Co., Ltd. (SZ Zhuoaiyi)
VNET (Foshan) Technology Co., Ltd.
VNET Hangzhou Information Technology Co., Ltd.
VNET Anhui Suzhou Technology Co., Ltd.
VNET Data Center Co., Ltd. (VNET China)
VNET Zhuhai Financial Leasing Co., Ltd.
Foshan Zhuoyi Intelligence Data Co., Ltd.
VNET (Xi'an) Technology Co., Ltd.
Beijing Hongyuan Network Technology Co., Ltd.
Shanghai Waigaoqiao Free Trade Zone Gaogang Technology Co., Ltd.
Beijing Zhongshun Yongfeng Investment Consulting Co., Ltd.
Shanghai Edge Connect Technology Co., Ltd. (SH Edge Connect)
Beijing TenxCloud Technology Co., Ltd. (BJ TenxCloud)
Wifire Network Technology (Beijing) Co., Ltd. (WiFire Network)
Beijing iJoy Information Technology Co., Ltd. (BJ iJoy)
Shanghai iJoy Information Technology Co., Ltd. (SH iJoy)
Beijing Yiyun Network Technology Co., Ltd. (VNET Technology)
Beijing VNET Broad Band Data Center Co., Ltd. (VNET Beijing)
Equity Interest
Contractual Arrangements
Shanghai Shilian Technology Co., Ltd. (SH Shilian)
Jiwa Senlin (Beijing) Engineering Co., Ltd.
Zhongke Ziqing Technology Co., Ltd.
Gu'an Junhui Network Technology Co., Ltd.
Beijing Jianghe Cloud Technology Co., Ltd.
Beijing Shuntou Green Energy Data Technology Co., Ltd.
Shanghai Zhiyun Yunwei Technology Co., Ltd. (SH Zhiyun)
Shanghai Blue Cloud Technology Co., Ltd. (SH Blue Cloud)
Shanghai Edge Blue Cloud Network Technology Co., Ltd.
Shenzhen Diyixian Telecommunication Co., Ltd. (SZ DYX)
Langfang Xunchi Computer Data Processing Co., Ltd.
Beijing Yicheng taihe Investment Co., Ltd.
Beijing Yilong Xinda Technology Co., Ltd.
Guangzhou Lianyun Big Data Co., Ltd.
Beijing Xianghu Yunlian Technology Co., Ltd.
Shanghai Hujiang Songlian Technology Co., Ltd.
Beijing Shuhai Hulian Technology Co., Ltd.
Nantong Chenghong Cloud Computing Co., Ltd.
VNET (Xi'an) Information Outsourcing Industry Park Services Co., Ltd. (Xi'an Sub)
Shanghai Hesheng Data System Co., Ltd. (SH Hesheng)
Shanghai Shuzhong Investment Management Co., Ltd.
Sanhe Shuli Information Technology Co., Ltd.
Langfang Huahai Internet Technology Co., Ltd.
100%
51%
99.9%
74%
26%
67.82%
32.18%
20%
80%

Contractual Arrangements with the Variable Interest Entities and Their Shareholders

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

As we are a Cayman Islands company, we are classified as a foreign enterprise under PRC laws and regulations and our wholly-owned PRC subsidiaries, VNET China, SZ Zhuoaiyi, aBitCool DG and SH Edge Connect, are considered as wholly foreign owned enterprises (the “WFOEs”, each a “WFOE”). The VIEs consolidated in our financial statements include VNET Technology, Beijing iJoy, WiFire Network and SH Zhiyan. The VIE equity holders are founders, directors, executive officers, employees or shareholders of our Company or entities ultimately controlled by our founders. For the three fiscal years ended December 31, 2021, our consolidated affiliated entities contributed most of our total net revenues.

The contractual arrangements enable us to: (a) collectively exercise effective control over the variable interest entities and their subsidiaries; (b) receive substantially all of the economic benefits of the variable interest entities and their subsidiaries in consideration for the services provided by our WOFEs; and (c) have an exclusive option to purchase all or part of the equity interests in the variable interest entities when and to the extent permissible under PRC laws. As a result of the contractual arrangements, we bear the risks of, and enjoy the rewards associated with, and therefore are the primary beneficiary of these variable interest entities.

Our contractual arrangements with the variable interest entities and their shareholders are described in further detail as follows. For the purpose of this section and unless the context specifies otherwise, “us,” “we,” and “our” refer to our company and/or the corresponding subsidiaries.

Agreements that Provide Us Effective Control

Share Pledge Agreements

On February 23, 2011, VNET China entered into a share pledge agreement with VNET Technology and each of its shareholders. Pursuant to the share pledge agreement, each of the shareholders pledged his shares in VNET Technology to VNET China in order to secure the shareholders’ payment obligations under the loan agreement. Each shareholder also agreed not to transfer or create any other security or restriction on the shares of VNET Technology without the prior consent of VNET China. VNET China, at its own discretion, is entitled to acquire each shareholder’s equity interests in VNET Technology as permitted by PRC laws. We have registered the pledges of the equity interests in VNET Technology with the local branch of the State Administration for Industry and Commerce of the PRC (currently known as State Administration for Market Regulation of the PRC).

Irrevocable Power of Attorney

Each shareholder of VNET Technology has executed an irrevocable power of attorney. Pursuant to the irrevocable power of attorney, each shareholder of VNET Technology appointed VNET China or a person designated by VNET China as his/her attorney-in-fact to attend shareholders’ meeting of VNET Technology, exercise all the shareholder’s voting rights, including but not limited to, sale transfer, pledge or dispose of his/her equity interests in VNET Technology. The power of attorney remains valid and irrevocable from the date of execution, so long as each shareholder remains the shareholder of VNET Technology. The above irrevocable power of attorney was subsequently assigned to the Company by VNET China.

Optional Share Purchase Agreements

The optional share purchase agreement is entered into among VNET China, VNET Technology, VNET Beijing and the shareholders of VNET Technology on December 19, 2006. Pursuant to the agreement, the shareholders irrevocably grant VNET China or its designated persons the sole option to acquire from the shareholders or VNET Technology all or any part of the equity interests in VNET Technology and VNET Beijing when permissible under PRC laws. VNET Technology and VNET Beijing made certain covenants to maintain the value of the equity interests, including but not limited to, engage in the ordinary course of business and refrain from making loans and entering into agreements exceeding the value of RMB200,000 with the exception of transactions made in the ordinary course of business. The initial term of 10 years has expired on December 18, 2016. The parties to this agreement have entered into a supplemental agreement on December 19, 2016, pursuant to which the term of this agreement is extended for 10 years and will be automatically renewed at the end of each 10-year term, unless otherwise terminated at the option of VNET China with a 30-day advance written notice.

Agreements that Transfer Economic Benefits from the Variable Interest Entity to Us or Absorb Losses

Loan Agreements and Financial Support Letter

VNET China and the shareholders of VNET Technology entered into a loan agreement on January 28, 2011. Pursuant to the agreements, VNET China has provided interest-free loan facilities of RMB7.0 million and RMB3.0 million, respectively, to the shareholders of VNET Technology, Mr. Sheng Chen and Mr. Jun Zhang, which was used to provide capital to VNET Technology to develop our data center and telecommunications value-added business and related businesses. There is no fixed term for the loan. To repay the loans, the shareholders of VNET Technology are required to transfer their shares in VNET Technology to VNET China or any entity or person designated by VNET China, as permitted under PRC laws. The shareholders of VNET Technology also undertake not to transfer all or part of their equity interests in VNET Technology to any third party, or to create any encumbrance, without the written permission from VNET China. In addition, we will provide unlimited financial support to VNET Technology for its operations and agreed to forego the right to seek repayment in the event VNET Technology is unable to repay such funding.

Exclusive Technical Consulting and Services Agreements

On July 15, 2003, VNET China and VNET Technology entered into an exclusive service agreement, which was superseded by a new exclusive technical consulting and service agreement entered into among VNET China, VNET Technology and VNET Beijing on December 19, 2006. VNET China agreed to provide VNET Technology and VNET Beijing with exclusive technical consulting and services, including internet technology services and management consulting services. VNET Technology and VNET Beijing agreed to pay an hourly rate of RMB1,000 and the rate is subject to adjustment at the sole discretion of VNET China. VNET Technology and VNET Beijing agreed that they will not accept similar or comparable service arrangements that may replace the services provided by VNET China without prior written consent of VNET China. VNET China is entitled to have sole and exclusive ownership of all rights, title and interests to any and all intellectual property rights arising from the provision of services. The initial term of 10 years has expired on December 18, 2016. The parties to this agreement have entered into a supplemental agreement on December 19, 2016, pursuant to which the term of this agreement is extended for 10 years and will be automatically renewed at the end of each 10-year term, unless otherwise terminated at the option of VNET China with a 30-day advance written notice.

In April 2013, we completed acquisition of 100% equity interests in iJoy Holding Limited, or iJoy BVI, and its subsidiaries (collectively known as “iJoy”). In June 2014, we established aBitCool DG, which controls 100% of the equity interests in WiFire Network through contractual arrangements entered into in July 2014. In 2017, we disposed of 66.67% of the equity interest in the WiFire Entities, which was previously controlled as to 100% by us through the contractual arrangement between WiFire Network and us. In November 2020, we established SH Edge Connect which controls 100% of the equity interests in SH Zhiyan and its wholly subsidiaries SH Blue Cloud through contractual arrangements entered into in December 2020. We have entered into contractual arrangements in relation to the each of BJ iJoy, WiFire Network and SH Zhiyan. Such contractual arrangements have similar terms as those in relation to VNET Technology, and has the same effect of allowing us to receive the economic benefits from its operations, obtain effective control over the variable interest entity and its subsidiaries, and allow the financial results of that VIE entity and its subsidiaries to be consolidated into our consolidated financial statements.

Han Kun Law Offices, our PRC legal counsel, is of the opinion that:

(a)	the ownership structures of the VIE Entities and our corresponding subsidiaries in China do not and will not violate any applicable PRC laws and regulations currently in effect;
(b)

each of the contractual arrangements entered into by the VIE Entities, the corresponding subsidiaries and the respective VIE equity holders governed by PRC laws and regulations is valid, legal and binding, and does not and will not violate any applicable PRC laws and regulations or their respective articles of association currently in effect; and

(c)

each of the contractual arrangements entered into by the VIE Entities, the corresponding subsidiaries and the respective VIE equity holders governed by PRC laws and regulations will not be deemed as “concealment of illegal intentions with a lawful form” and void under the PRC Contract Law.

Additionally, we have been advised by our PRC Legal Adviser, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities, in particular the MIIT, which regulates providers of telecommunications value-added services and other participants in the PRC telecommunications industry, and the MOFCOM, will not in the future take a view that is contrary to the above opinion of our PRC Legal Adviser. Our PRC Legal Adviser has further advised that, if the PRC government is of the view that the agreements establishing the structure for operating the value-added services in China are in violation of PRC law restrictions on foreign investment in the telecommunications industry, we could be subject to severe penalties including being prohibited from continuing our operations. See “Risk Factors — Risks Related to Our Corporate Structure — There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulation, and rules relating to the agreements that establish the variable interest entities structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the variable interest entities, and consequently, significantly affect our financial condition and results of operations. If the PRC government finds the agreements with the variable interest entities non-compliant with relevant PRC laws, regulations and rules, of these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interest in the variable interest entities.”

D.	Property, Plants and Equipment

Our headquarters are located at Guanjie Building Southeast, 1st Floor, 10# Jiuxianqiao East Road, Chaoyang District, Beijing, the People’s Republic of China. We lease facilities for our office space in Beijing, Shanghai, Guangzhou, Shenzhen, Xi’an, Ningbo, Foshan, Dongguan, Hangzhou, Suzhou, Hong Kong and Taiwan. Our office leases generally have terms ranging from one to ten years and may be renewed upon expiration of the lease terms. As of December 31, 2021, our leased offices occupied an aggregate of 26,038 square meters.

We had also leased the following facilities for our self-built data centers:

Location	Total Lease Area as of December 31, 2021
Beijing	163,489 square meters
Jiangsu	118,132 square meters
Guangzhou	52,264 square meters
Shanghai	42,196 square meters
Hebei	21,792 square meters
Hangzhou	12,305 square meters
Shenzhen	4,866 square meters
Ningbo	1,200 square meters

We own and occupy several buildings, primarily located in Beijing, Shanghai, Jiangsu, Anhui, Shaanxi, Inner Mongolia Autonomous Region and Guangdong, with a total floor area of approximately 269,727 square meters, some of which are built into our data centers.

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

A.Operating Results

Overview

We are a leading carrier-neutral and cloud-neutral data center services provider in China. We have one of the largest carrier-neutral data center networks in China with our 40 self-built data centers and 64 partnered data centers with an aggregate capacity of 78,540 cabinets under our management as of December 31, 2021.

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

Our total net revenues generated from providing hosting and related services increased from RMB3,789.0 million in 2019 to RMB4,829.0 million in 2020 and further to RMB6,189.8 million (US$971.3 million) in 2021, representing a CAGR of 27.8% from 2019 to 2021. The total number of cabinets under our management increased from 36,291 as of December 31, 2019, 53,553 as of December 31, 2020 and further to 78,540 as of December 31, 2021. Our average monthly recurring net revenues from hosting and related services increased from RMB289.1 million in 2019 to RMB374.0 in 2020 and further to RMB463.4 million (US$72.7 million) in 2021. We recorded a net loss of RMB181.2 million and RMB2,680.3 million in 2019 and 2020, respectively, while generated a net profit of RMB515.1 million (US$80.8 million) in 2021, which reflected share-based compensation expenses of RMB43.9 million, RMB136.8 million and RMB320.0 million (US$50.2 million) in 2019, 2020 and 2021, respectively. Our results of operations also reflect the effects of our acquisitions and dispositions during the respective periods.

Factors Affecting Our Results of Operations

Our business and results of operations are generally affected by the development of China’s data center services market, which has grown rapidly in recent years. According to Frost & Sullivan, the total revenue of China’s data center services market increased from RMB50.6 billion in 2016 to RMB86.7 billion in 2020, representing a CAGR of 14.4%, and is expected to grow at a CAGR of 12.3% from 2020 to 2025, reaching RMB154.9 billion by 2025. However, any adverse changes in the data center services market in China may harm our business and results of operations.

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

Number of Cabinets under Management and Cabinet Utilization Rate

Our revenues are directly affected by the number of cabinets under management and the utilization rates of these cabinet spaces. We had 36,291, 53,553 and 78,540 cabinets under management as of December 31, 2019, 2020 and 2021, respectively. Our annualized average monthly cabinet utilization rates were 66.0%, 61.2% and 60.1% in 2019, 2020 and 2021, respectively. We calculate the average monthly cabinet utilization rate in a given period by dividing the sum of the number of billable cabinets as of the end of each month during the period by the sum of the number of cabinet capacity as of the end of each month during the same period. Our average monthly cabinet utilization rate fluctuates due to the continuous changes in both the amount of our billable cabinets and average cabinet capacity. Our future results of operations and growth prospects will largely depend on our ability to increase the number of cabinets under management while maintaining optimal cabinet utilization rate.

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

We use “monthly recurring revenues” to measure the revenues we recognize from our managed hosting services on a recurring basis each month. In 2019, 2020 and 2021, our recurring revenues were consistently around 90% of our net revenues. Our average monthly recurring revenues from hosting and related services were RMB289.1 million, RMB374.0 million and RMB463.4 million (US$72.7 million) in 2019, 2020 and 2021. Our average monthly recurring revenues per cabinet for managed retail services was RMB8,747, RMB8,984 and RMB9,190 (US$1,442) for the year ended December 31, 2019 and 2020 and 2021.

We use the churn rate to measure the reduction of monthly revenues that is attributable to the termination of customer contracts as a percentage of total monthly recurring revenues of the previous month. Our average monthly churn rate for our managed hosting services was 0.5% in 2019, 0.3% in 2020 and 0.2% in 2021.

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

Impact of the COVID-19 Pandemic on Our Business

The COVID-19 pandemic has not interrupted or affected the operation of our existing data centers or ability to provide our data center services to our customers. We had temporary suspensions of our sales and marketing activities, construction activities and business travel to ensure the safety and health of our employees in January and February of 2020. Since March 2020, these activities began returning to normal levels, and by the end of the second quarter of 2020 had largely returned to normal levels. If the COVID-19 pandemic resurges or results in governmental or other measures that affect logistics, travel and construction activity, any measures we may be required to adopt may impact our construction and development activities with respect to data centers under construction and under development, and our ability to increase our capacity according to schedule could be negatively affected. See “Item 3. Key Information—D. Risk Factors —Risks Relating to Our Business and Industry—The ongoing COVID-19 pandemic could materially and adversely affect our business, financial condition and results of operations.” We have experienced slower cash collection for administrative reasons as a result of the COVID-19 pandemic, unrelated to our customers’ ability to pay, which has resulted in an increase in our accounts receivable. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Operating Activities.” While the COVID-19 pandemic has not materially or adversely affected our business, results of operations or financial condition, whether the pandemic will have any such material or adverse impact on us going forward will depend on future developments, which are highly uncertain and cannot be predicted. As of the date of this document, we are not aware of any material or adverse effect on our financial condition as a result of the COVID-19 pandemic.

Key Components of Results of Operations

Net Revenues

The following table sets forth our net revenues for the years presented:

	For the Years Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Net revenues	3,788,967	4,829,019	6,189,801	971,315

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

Cost of Revenues

Our cost of revenues primarily consists of telecommunications cost, and other costs. The following table sets forth, for the periods indicated, our cost of revenues, in absolute amounts and as a percentage of our total net revenues:

	For the Years Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Cost of revenues:
Telecommunications costs	1,570,825	41.5	2,092,887	43.3	2,477,366	388,753	40.0
Others	1,278,693	33.7	1,660,121	34.4	2,274,405	356,904	36.8
Total cost of revenues	2,849,518	75.2	3,753,008	77.7	4,751,771	745,657	76.8

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

	For the Years Ended December 31,
	2019		2020		2021
		% Net of		% Net of			% Net of
	RMB	Revenues	RMB	Revenues	RMB	US$	Revenues

	(in thousands, except percentages)
Operating expenses:
Sales and marketing expenses(1)	206,309	5.4	235,012	4.9	255,400	40,078	4.1
Research and development expenses(1)	88,792	2.3	112,891	2.3	188,489	29,578	3.1
General and administrative expenses(1)	415,277	11.0	535,111	11.1	842,354	132,184	13.6
Allowance for doubtful debt	1,557	0.0	2,393	0.1	18,399	2,887	0.3
Impairment of receivables from equity investees	52,142	1.4	—	—	—	—	—
Impairment of loan receivable to potential investee	—	—	—	—	2,807	440	0.0
Impairment of long-lived assets	—	—	81,619	1.7	109,267	17,146	1.8
Other operating income	(6,862)	(0.1)	(7,619)	(0.2)	—	—	—
Total Operating Expenses(1)	757,215	20.0	959,407	19.9	1,416,716	222,313	22.9

Note:

(1)	Includes share-based compensation expense as follows:

	For the Years Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Allocation of share-based compensation expenses:
Sales and marketing expenses	354	38,247	2,545	399
Research and development expenses	1,177	634	10,805	1,696
General and administrative expenses	40,501	82,672	292,947	45,970
Total share-based compensation expenses	42,032	121,553	306,297	48,065

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

Share-Based Compensation Expenses

We recorded share-based compensation expenses in connection with share options and RSUs granted under our 2010 Plan, 2014 Plan and 2020 Plan. As of February 28, 2022, options to purchase 349,254 ordinary shares and 2,584,275 RSUs have been granted to our employees, directors and consultants. We recorded share-based compensation expenses in the amount of RMB42.0 million, RMB121.6 and RMB306.3 million (US$48.1 million) for the year ended December 31, 2019, 2020 and 2021, respectively, in connection with our share-based incentive grants.

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

Hong Kong

Subsidiaries in Hong Kong are subject to Hong Kong profits tax rate of 16.5% for the years ended December 31, 2019, 2020 and 2021. They may be exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

Taiwan

DYX Taiwan branch is incorporated in Taiwan and is subject to Taiwan profits tax rate of 20% for each of the years ended December 31, 2019, 2020 and 2021.

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

VNET Beijing was qualified as a High and New Technology Enterprise, or HNTE, since 2008 and is eligible for a 15% preferential tax rate. In October 2014, VNET Beijing obtained a new certificate and renewed the certificate in October 2017 and 2020, with a validity term of three years. In accordance with the PRC Income Tax Law, an enterprise awarded with the HNTE certificate may enjoy a reduced EIT rate of 15%. For the years ended December 31, 2019, 2020 and 2021, the tax rate for VNET Beijing was 15%, 15% and 15%, respectively.

In April 2011, Xi’an Sub, a subsidiary of VNET Beijing located in Shaanxi Province, was qualified for a preferential tax rate of 15% and started to apply this rate from then on. The preferential tax rate is awarded to companies that are located in West Regions of China which operate in certain encouraged industries. For the years ended December 31, 2019, 2020 and 2021, the tax rate assessed for Xi’an Sub was 15%, 15% and 15%, respectively.

In 2013, BJ iJoy was qualified as a software enterprise, which makes it eligible for exemption of the enterprise income tax for the years ended December 31, 2013 and 2014 and a half-reduced enterprise income tax for the years ended December 31, 2015, 2016 and 2017. For the years ended December 31, 2019, 2020 and 2021 and BJ iJoy was subject to the statutory rate of 25% for the taxable income.

In October 2015, SH Blue Cloud, a subsidiary located in Shanghai, was qualified for a HNTE and became eligible for a 15% preferential tax rate. The HNTE certificate has been renewed in November 2019, with a validity term of three years. For the years ended December 31, 2019, 2020 and 2021, SH Blue Cloud enjoyed a preferential tax rate of 15%.

In November 2016, SZ DYX, a subsidiary located in Guangdong Province, was qualified for a HNTE and became eligible for a 15% preferential tax rate effective for three consecutive years. The HNTE certificate has been renewed in November 2020, with a validity term of three years. For the years ended December 31, 2019, 2020 and 2021, SZ DYX enjoyed a preferential tax rate of 15%.

In December 2016, BJ TenxCloud, a subsidiary located in Beijing and the Company acquired in July 2021, was qualified for a HNTE and became eligible for 15% preferential tax rate effective for three consecutive years and the certificate was reapplied in December 2019 with a validity term of three years. Accordingly, for the years ended December 31, 2019, 2020 and 2021, BJ TenxCloud enjoyed a preferential tax rate of 15%.

In December 2019, SH Hesheng, a subsidiary located in Shanghai, in which the Company acquired 100% of the equity in November 2021, was qualified for a HNTE and became eligible for 15% preferential tax rate effective for three consecutive years. Accordingly, for the years ended December 31, 2019, 2020 and 2021, SH Hesheng enjoyed a preferential tax rate of 15%.

The EIT Law also provides that enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC are considered PRC tax resident enterprises and subject to PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. As of December 31,2021, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. If the Company is deemed as a PRC tax resident, it will be subject to PRC income tax at the rate of 25% on its worldwide income under the EIT Law, meanwhile the dividends it receives from another PRC tax resident company will be exempted from 25% PRC income tax. The Company will continue to monitor changes in the interpretation or guidance of this law.

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

Effective from September 2012, all services provided by VNET China and certain services provided by VNET Technology and VNET Beijing were subject to a VAT of 6%.

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

Recently Issued Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 to our consolidated financial statements for the year ended December 31, 2021 included elsewhere in this annual report.

Inflation

In the last three years, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2019, 2020 and 2021 were 2.9%, 2.5% and 0.9%, respectively. Although we have not been materially affected by inflation in the past, we cannot assure you that we will not be affected in the future by higher rates of inflation in China.

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

	For the Years Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Consolidated Statements of Operations Data:
Net revenues	3,788,967	100.0	4,829,019	100.0	6,189,801	971,315	100.0
Cost of revenues	(2,849,518)	(75.2)	(3,753,008)	(77.7)	(4,751,771)	(745,657)	(76.8)
Gross profit	939,449	24.8	1,076,011	22.3	1,438,030	225,658	23.2
Operating (expenses) income:
Sales and marketing expenses	(206,309)	(5.4)	(235,012)	(4.9)	(255,400)	(40,078)	(4.1)
Research and development expenses	(88,792)	(2.3)	(112,891)	(2.3)	(188,489)	(29,578)	(3.1)
General and administrative expenses	(415,277)	(11.0)	(535,111)	(11.1)	(842,354)	(132,184)	(13.6)
Allowance for doubtful debt	(1,557)	(0.0)	(2,393)	(0.1)	(18,399)	(2,887)	(0.3)
Impairment of long-lived assets	—	—	(81,619)	(1.7)	(109,267)	(17,146)	(1.8)
Impairment of receivables from equity investees	(52,142)	(1.4)	—	—	—	—	—
Impairment of loan receivable to potential investee	—	—	—	—	(2,807)	(440)	(0.0)
Other operating income	6,862	0.1	7,619	0.2	—	—	—
Total operating expenses	(757,215)	(20.0)	(959,407)	(19.9)	(1,416,716)	(222,313)	(22.9)
Operating profit	182,234	4.8	116,604	2.4	21,314	3,345	0.3
Interest income	54,607	1.4	31,711	0.7	31,897	5,005	0.5
Interest expense	(345,955)	(9.1)	(380,609)	(7.9)	(334,950)	(52,561)	(5.4)
Impairment of long-term investment	—	—	(13,030)	(0.3)	(3,495)	(548)	(0.1)
Loss on debt extinguishment	(18,895)	(0.5)	—	—	—	—	—
Other income	36,380	1.0	16,539	0.3	33,923	5,323	0.5
Other expenses	(5,632)	(0.1)	(36,912)	(0.8)	(22,700)	(3,562)	(0.4)
Changes in the fair value of convertible promissory notes	—	—	(2,544,220)	(52.7)	829,149	130,112	13.4
Foreign exchange (loss) gain	(27,995)	(0.7)	228,125	4.7	110,036	17,267	1.8
(Loss) income before income taxes and (loss) gain from equity method investments	(125,256)	(3.3)	(2,581,792)	(53.6)	665,174	104,381	10.7
Income tax expense	(5,437)	(0.1)	(109,336)	(2.3)	(111,407)	(17,482)	(1.8)
(Loss) gain from equity method investments	(50,553)	(1.3)	10,869	0.2	(38,666)	(6,068)	(0.6)
Consolidated net (loss) income	(181,246)	(4.8)	(2,680,259)	(55.7)	515,101	80,831	8.3
Comprehensive income attributable to non-controlling interest	(1,046)	(0.0)	(29,088)	(0.6)	(15,003)	(2,354)	(0.2)
Deemed dividend	—	—	(470,643)	(9.7)	—	—	—
Dividend distribution	—	—	—	—	(28,909)	(4,536)	(0.5)
Others	—	—	—	—	(826,458)	(129,689)	(13.4)
Net loss attributable to the Company’s ordinary shareholders	(182,292)	(4.8)	(3,179,990)	(66.0)	(355,269)	(55,748)	(5.7)

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Net Revenues

Our net revenues increased by 28.2% from RMB4,829.0 million in 2020 to RMB6,189.8 million (US$971.3 million) in 2021, primarily due to (i) the increases in the total number of billable cabinets and the amount of average monthly recurring revenue per cabinet under our management, which were attributable to growing customer demand, and (ii) the growth of revenue from cloud business. The number of cabinets under our management increased by 46.7% from 53,553 as of December 31, 2020 to 78,540 as of December 31, 2021.

Cost of Revenues

Our cost of revenues increased by 26.6% from RMB3,753.0 million in 2020 to RMB4,751.8 million (US$745.7 million) in 2021, primarily due to (i) increases in our telecommunication, utility and depreciation costs attributable to the delivery of additional cabinets and (ii) increased customer demand for our cloud services.

Gross Profit

As a result of the foregoing, our gross profit increased by 33.6% from RMB1,076.0 million in 2020 to RMB1,438.0 million (US$225.7 million) in 2021. Our gross margin increased from 22.3% in 2020 to 23.2% in 2021, primarily due to the increased utilization rate of cabinets delivered in prior years.

Operating Expenses

Our operating expenses increased by 47.7% from RMB959.4 million in 2020 to RMB1,416.7 million (US$222.3 million) in 2021. Our operating expenses as a percentage of net revenues increased from 19.9% in 2020 to 22.9% in 2021 primarily due to an increase in our share-based compensation expenses.

Sales and Marketing Expenses. Our sales and marketing expenses increased by 8.7% from RMB235.0 million in 2020 to RMB255.4 million (US$40.1 million) in 2021, primarily due to the continuous expansion of our business. As a percentage of net revenues, our sales and marketing expenses decreased from 4.9% in 2020 to 4.1% in 2021.

Research and Development Expenses. Our research and development expenses increased by 67.0% from RMB112.9 million in 2020 to RMB188.5 million (US$29.6 million) in 2021, primarily due to our increased investments to strengthen our research and development capabilities. As a percentage of net revenues, our research and development expenses were 2.3% and 3.1% in 2020 and 2021, respectively.

General and Administrative Expenses. Our general and administrative expenses increased by 57.4% from RMB535.1 million in 2020 to RMB842.4 million (US$132.2 million) in 2021, primarily due to our one-off share-based compensation expenses. As a percentage of net revenues, our general and administrative expenses increased from 11.1% in 2020 to 13.6% in 2021.

Allowance for doubtful debt. Our allowance for doubtful debt increased from RMB2.4 million in 2020 to RMB18.4 million (US$2.9 million) in 2021.

Impairment of loan receivable to potential investee. We recorded a loss of RMB2.8 million (US$0.4 million) in 2021.

Impairment of long-lived assets. Our impairment of long-lived assets increased by 33.9% from RMB81.6 million in 2020 to RMB109.3 million (US$17.1 million) in 2021.

Interest Income

Our interest income remained stable at RMB31.9 million (US$5.0 million) in 2021, as compared to RMB31.7 million in 2020.

Interest Expense

Our interest expense decreased by 12.0% from RMB380.6 million in 2020 to RMB335.0 million (US$52.6 million) in 2021, primarily due to the repayment of 2021 Notes (as defined below) matured in October 2021.

Other Income

Our other income increased substantially from RMB16.5 million in 2020 to RMB33.9million (US$5.3 million) in 2021. Other income comprises miscellaneous non-operating income that we generate. Such increase was primarily due to the gains from disposal of subsidiaries.

Other Expenses

Our other expenses decreased by 38.5% from RMB36.9 million in 2020 to RMB22.7 million (US$3.6 million) in 2021, primarily due to the one-off expenses incurred in relation to the issuance of convertible promissory notes in 2020, while no such expenses were recorded in 2021.

Changes in the Fair Value of Convertible Promissory Notes

Changes in the fair value of convertible promissory notes were RMB829.1 billion (US$130.1 billion) in 2021, which represent unrealized gains on the fair value of our convertible promissory notes issued by us in February to April 2020 caused by changes in the market price of our ADSs.

Foreign Exchange Gain

We had a foreign exchange gain of RMB110.0 million (US$17.3 million) in 2021, which represents unrealized net gains caused by the depreciation of the U.S. dollar against the Renminbi.

Income Tax Expenses

We recorded income tax expenses in the amount of RMB111.4 million (US$17.5 million) in 2021, compared with income tax expenses of RMB109.3 million in 2020, with the effective tax rate 17.8%. This is primarily due to:

●	Profit generated outside China reduces the income tax expenses by RMB120.7 million (US$18.9 million) in 2021;
●	Changes in valuation allowance leads to an increase in the income tax expenses in the amount of RMB79.7 million (US$12.5 million) in 2021; and
●	Current and deferred tax rate differences lead to a decrease in the income tax expenses in the amount of RMB26.1 million (US$4.1 million) in 2021.

Net Profit or Loss

As a result of the foregoing, we recorded a net profit of RMB515.1 million (US$80.8 million) in 2021, as compared to a net loss of RMB2,680.3 million in 2020.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Net Revenues

Our net revenues increased by 27.4% from RMB3,789.0 million in 2019 to RMB4,829.0 million in 2020, primarily due to (i) the increases in the total number of billable cabinets and the amount of average monthly recurring revenue per cabinet under our management, which were attributable to growing customer demand, and (ii) the increased demand for our cloud and VPN services. The number of cabinets under our management increased by 47.6% from 36,291 as of December 31, 2019 to 53,553 as of December 31, 2020.

Cost of Revenues

Our cost of revenues increased by 31.7% from RMB2,849.5 million in 2019 to RMB3,753.0 million in 2020, primarily due to (i) increases in our telecommunication, utility and depreciation costs attributable to the delivery of additional cabinets and (ii) increased customer demand for our cloud and VPN services.

Gross Profit

As a result of the foregoing, our gross profit increased by 14.5% from RMB939.4 million in 2019 to RMB1,076.0 million in 2020. Our gross margin decreased from 24.8% in 2019 to 22.3% in 2020, primarily due to the delivery of additional cabinets which usually have lower utilization and incur depreciation and maintenance costs during the ramp-up period.

Operating Expenses

Our operating expenses increased by 26.7% from RMB757.2 million in 2019 to RMB959.4million in 2020. Our operating expenses as a percentage of net revenues remains stable at 19.9% in 2020 compared to that of 20.0% in 2019.

Sales and Marketing Expenses. Our sales and marketing expenses increased by 13.9% from RMB206.3 million in 2019 to RMB235.0 million in 2020, primarily due to the expansion of our business. As a percentage of net revenues, our sales and marketing expenses decreased from 5.4% in 2019 to 4.9% in 2020.

Research and Development Expenses. Our research and development expenses increased by 27.1% from RMB88.8 million in 2019 to RMB112.9 million in 2020, primarily due to our increased investments to strengthen our research and development capabilities. As a percentage of net revenues, our research and development expenses were both 2.3% in 2019 and 2020.

General and Administrative Expenses. Our general and administrative expenses increased by 28.9% from RMB415.3 million in 2019 to RMB535.1 million in 2020, in line with the overall growth of our business and attributable to the increase in staff costs as we have recruited new senior management. As a percentage of net revenues, our general and administrative expenses slightly increased from 11.0% in 2019 to 11.1% in 2020.

Allowance for doubtful debt. Our allowance for doubtful debt increased from RMB1.6 million in 2019 to RMB2.4 million in 2020.

Impairment of long-lived assets. We recorded a loss of RMB81.6 million in 2020.

Interest Income

Our interest income decreased by 41.9% from RMB54.6 million in 2019 to RMB31.7 million in 2020, primarily due to our increased use of funds in various business projects.

Interest Expense

Our interest expense increased by 10.0% from RMB346.0 million in 2019 to RMB380.6 million in 2020, primarily due to interest expense recognized for the convertible promissory notes with an aggregate principal amount of US$200 million issued by us in 2020, and an increase in our bank borrowings in 2020.

Other Income

Our other income decreased by 54.5% from RMB36.4 million in 2019 to RMB16.5 million in 2020. Other income comprises miscellaneous non-operating income that we generate.

Other Expenses

Our other expenses increased from RMB5.6 million in 2019 to RMB36.9 million in 2020, primarily due to expenses of RMB18.7 million incurred in connection with issuing the convertible promissory notes in 2020.

Changes in the Fair Value of Convertible Promissory Notes

Changes in the fair value of convertible promissory notes were RMB2.5 billion in 2020, which represent unrealized loss on the fair value of our convertible promissory notes issued by us in February to April 2020 caused by changes in the market price of our ADSs.

Loss on Debt Extinguishment

We did not record any loss or profit on debt extinguishment in 2020, compared to RMB18.9 million in 2019.

Foreign Exchange Gain

We had a foreign exchange gain of RMB228.1 million in 2020, which represents unrealized net gain caused by the depreciation of the U.S. dollar against the Renminbi.

Income Tax Expenses

We recorded income tax expenses in the amount of RMB109.3 million in 2020, compared with income tax expenses of RMB5.4 million in 2019, with the effective tax rate (4.3%). This is primarily due to:

●	Loss incurred outside China reduces the income tax benefit by RMB712.0 million in 2020;
●	Current and deferred tax rate differences lead to an income tax expense in the amount of RMB36.4 million in 2020; and
●	Change in valuation allowance leads to a decrease in the income tax expense in the amount of RMB6.5 million in 2020.

Net Loss

As a result of the foregoing, we recorded a net loss of RMB2,680.3 million in 2020, as compared to a net loss of RMB181.2 million in 2019.

B.Liquidity and Capital Resources

Cash Flows and Working Capital

The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. We have experienced recurring losses from operations. As of December 31, 2021, we had an accumulated deficit of US$1,191.1 million. For the year ended December 31, 2021, the net cash we generated from operating activities amounted to US$217.8 million. Our ability to continue as a going concern is dependent on our ability to generate cash flows from operations, and our ability to arrange adequate financing arrangements. These above factors raise substantial doubt about our ability to continue as a going concern.

As of December 31, 2020, we had RMB2,710.3 million in cash and cash equivalents, RMB406.1 million in restricted cash (current and non-current portion) and RMB285.9 million in short-term investments. As of December 31, 2021, we had RMB1,372.5 million (US$215.4 million) in cash and cash equivalents and RMB336.0 million (US$52.7 million) in restricted cash (current and non-current portion).

As of December 31, 2020, we had short-term bank borrowings and long-term borrowings (current portion) from various commercial banks with an aggregate outstanding balance of RMB214.3 million, and long-term borrowings (excluding current portion) from various commercial banks with an aggregate outstanding balance of RMB887.0 million. As of December 31, 2021, we had long-term borrowings (current portion) from various commercial banks with an aggregate outstanding balance of RMB384.2 million (US$60.3 million), and long-term borrowings (excluding current portion) from various commercial banks with an aggregate outstanding balance of RMB2,215.0 million (US$347.6 million). Our short-term bank borrowings bore average interest rates of 4.56%, 4.46% and 5.22% per annum, respectively, in 2019, 2020 and 2021. Our short-term bank borrowings have maturity terms of one year and expire at various times throughout the year. There are no material covenants or restrictions on us associated with our outstanding short-term borrowings. We have entered into long-term borrowing arrangements since 2013 with maturity terms of two to fifteen years. The long-term borrowings (including current and non-current portions) outstanding as of December 31, 2019, 2020 and 2021 bore weighted-average interest rates of 5.28%, 5.61% and 5.31% per annum, respectively.

We issued an aggregate of 150,000 Series A perpetual convertible preferred shares to Vector Holdco Pte. Ltd., BTO Vector Fund ESC (CYM) L.P. and BTO Vector Fund FD (CYM) L.P., collectively referred to as “Affiliates of Vector”, pursuant to an investment agreement dated June 22, 2020 among us, Affiliates of Vector and Blackstone Tactical Opportunities Fund — FD (Cayman) — NQ L.P. Dividends on each Series A perpetual convertible preferred share will accrue at 4.5% per annum from the issuance date until the date immediately prior to the conversion date. At any time after the issuance date, Series A convertible preferred shares are convertible into Class A ordinary shares or ADSs at the holder’s option, the number of which will be determined based on a conversion price which is initially US$2.8333 per Class A ordinary shares or US$17.00 per ADS, subject to certain adjustments therein. On March 1, 2021, Affiliates of Vector converted all of their 150,000 Series A perpetual convertible preferred shares into 54,507,816 Class A Ordinary Shares.

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

From February to June 2020, we entered into convertible promissory note purchase agreements with a group of investors led by Goldman Sachs Asia Strategic Pte. Ltd. in an aggregate principal amount of US$200,000,000 through a private placement to the investors, collectively referred to as the “2025 Convertible Notes”.

We issued convertible promissory notes to Goldman Sachs Asia Strategic Pte. Ltd., StoneBridge 2020, L.P. and StoneBridge 2020 Offshore Holdings II, L.P. in an aggregate principal amount of US$75,000,000 pursuant to a convertible note purchase agreement dated February 19, 2020 between us and Goldman Sachs Asia Strategic Pte. Ltd. As of the date of this annual report, US$36,000,000 have been converted into Class A ordinary shares and US$39,000,000 remains outstanding.

We issued convertible promissory notes to Hina Group Fund II, L.P. and Hina Group Fund VI, L.P. in an aggregate principal amount of US$17,000,000 pursuant to a convertible note purchase agreement dated March 16, 2020 among us, Hina Group Fund II, L.P. and Hina Group Fund VI, L.P. As of the date of this annual report, US$17,000,000 have been converted into Class A ordinary shares.

We issued convertible promissory notes to UBS SDIC Fund Management Co., Ltd., in an aggregate principal amount of US$58,000,000 pursuant to a convertible note purchase agreement dated April 27, 2020 and a convertible note purchase agreement dated June 5, 2020, between us and UBS SDIC Fund Management Co., Ltd. As of the date of this annual report, US$54,000,000.93 have been converted into Class A ordinary shares and US$3,999,999.07 remains outstanding.

We issued a convertible promissory note to Asialeads Capital (Cayman) Limited in an aggregate principal amount of US$50,000,000 pursuant to a convertible note purchase agreement dated February 24, 2020 between us and Asialeads Capital (Cayman) Limited. As of the date of this annual report, US$25,000,000 have been converted into Class A ordinary shares and US$25,000,000 remains outstanding.

The 2025 Convertible Notes will mature in five years, bearing interest at the rate of 2% per annum from the issuance date which shall be payable semiannually in arrears in cash. At any time after the issuance, each note is convertible into our Class A Ordinary Shares at the holder’s option at a conversion price of US$2 per share, or US$12 per ADS, subject to customary anti-dilution adjustments. Unless previously redeemed or converted, we shall redeem the note on the maturity date at 115% of the then outstanding principal amount plus all accrued but unpaid interest. In addition, if any portion of the outstanding principal amount of the notes has not been converted into our shares by the third anniversary of the note issuance date, the holders have the right to require us to redeem, in whole or in part, the outstanding principal amount of the note at 109% of the principal amount plus all accrued but unpaid interest. In August 2020, Asialeads Capital (Cayman) Limited partially converted the principal amount of its convertible note of US$25,000,000 into 12,499,998 Class A Ordinary Shares at the conversion price of US$2 per share, or US$12 per ADS. In December 2020, Hina Group Fund VI, L.P. partially converted the principal amount of its convertible note of US$1,705,002.63 into 856,326 Class A Ordinary Shares at the conversion price of US$2 per share, or US$12 per ADS. In December, UBS SDIC Fund Management Co., Ltd. partially converted the principal amount of its convertible note of US$20,666,667.01 into 10,353,816 Class A Ordinary Shares at the conversion price of US$2 per share, or US$12 per ADS.

We had unused credit lines in an aggregate amount of RMB1,217.8 million (US$191.1 million) as of December 31, 2021 under credit agreements with thirteen banks. As of the same date, we used RMB2,311.8 million (US$362.8 million) of the credit lines under the credit agreements with thirteen banks, pursuant to which we were granted credit lines in an aggregate amount of RMB3,660.2 million (US$574.4 million). There are no material covenants that restrict our ability to undertake additional financing associated with the used credit lines. No terms and conditions of the unused credit lines are available yet because utilization of such unused portion requires approval by the banks and separate loan agreements setting forth detailed terms and conditions will only be entered into with the banks upon utilization. In January 2021, we issued USD-denominated convertible senior notes due 2026 in an aggregate principal amount of US$600 million at a zero-coupon rate, or the 2026 Convertible Notes. In January 2022, we issued USD-denominated convertible notes due 2027 in an aggregate principal amount of US$250 million at an interest rate of 2% per annum. We believe the working capital as of December 31, 2021 is sufficient for our present requirements.

As of December 31, 2021, we had total outstanding debts (including borrowings), of RMB2,599.2 million (US$407.9 million), all of which were onshore debt obligations. We believe we have sufficient financial resources to meet both of our onshore and offshore debt obligations when due. The growth of our business relies on the construction of new data centers. We also intend to acquire or invest in companies whose businesses are complementary to ours. We intend to use the proceeds of our outstanding debt mainly to construct new data centers and fund our acquisitions. As of December 31, 2021, we had purchase commitments made for acquisitions of machinery, equipment, construction in progress, bandwidth and cabinet capacity of RMB2,285.2 million (US$358.6 million) coming due within twelve months, and we intend to use a portion of the proceeds to fund these purchase commitments. Except as disclosed in this annual report, we have no outstanding bank loans or financial guarantees or similar commitments to guarantee the payment obligations of third parties. We believe that our current cash, cash equivalents and time deposits, our cash flow from operations and proceeds from our financing activities will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for the next 12 months. If we have additional liquidity needs in the future, we may obtain additional financing, including equity offering and debt financing in capital markets, to meet such needs.

As of December 31, 2021, the total amount of cash and cash equivalents, restricted cash and short-term investments was RMB1,708.5 million (US$268.1 million), of which RMB1,014.8 million (US$159.2 million), RMB387.3 million (US$60.8 million) and RMB306.4 million (US$48.1 million) was held by our consolidated affiliated entities, PRC subsidiaries and offshore subsidiaries, respectively. Cash transfers from our PRC subsidiaries to our subsidiaries outside of China are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of our PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to receive and utilize our revenues effectively.” The major cost that would be incurred to distribute dividends is the withholding tax imposed on the dividends distributed by our PRC operating subsidiaries at the rate of 10% or a lower rate under an applicable tax treaty, if any.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Years Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Net cash generated from operating activities	802,922	714,243	1,387,922	217,796
Net cash used in investing activities	(1,611,983)	(3,889,174)	(3,772,613)	(592,007)
Net cash generated from financing activities	461,557	4,163,255	967,577	151,833
Effect on foreign exchange rate changes on cash and cash equivalents and restricted cash	43,660	(229,064)	9,150	1,438
Net (decrease) increase in cash and cash equivalents and restricted cash	(303,844)	759,260	(1,407,964)	(220,940)
Cash and cash equivalents and restricted cash at beginning of the year	2,661,021	2,357,177	3,116,437	489,037
Cash and cash equivalents and restricted cash at end of the year	2,357,177	3,116,437	1,708,473	268,097
Cash and cash equivalents, restricted cash and short-term investments at end of the year	2,721,033	3,402,309	1,708,473	268,097

Operating Activities

Net cash generated from operating activities was RMB1,387.9 million (US$217.8 million) in 2021, primarily resulted from a net income of RMB515.1 million (US$80.8 million), positively adjusted for certain items such as (i) depreciation and amortization of RMB1,267.6 million (US$198.9 million), (ii) share-based compensation expenses of RMB320.0 million (US$50.2 million), (iii) the increase in accrued expenses and other payables of RMB316.0 million (US$49.6 million) and (iv) the increase in accounts and notes payables of RMB195.7 million (US$30.7 million), partially offset by certain item such as the increase in accounts and notes receivable of RMB533.3 million (US$83.7 million).

Net cash generated from operating activities was RMB714.2 million in 2020, primarily resulted from a net loss of RMB2,680.3 million, positively adjusted for certain items such as (i) depreciation and amortization of RMB989.0 million, (ii) the increase in advances from customers of RMB27.1 million, and (iii) loss from equity method investments of RMB10.9 million, partially offset by certain item such as the increase in prepaid expenses and other current assets of RMB117.1 million.

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

Investing Activities

Net cash used in investing activities was RMB3,772.6 million (US$592.0 million) in 2021, as compared to net cash used in investing activities of RMB3,889.2 million in 2020. Net cash used in investing activities in 2021 is primarily related to our purchase of property and equipment in the amounts of RMB2,691.9 million (US$422.4 million), our prepayments and deposits for acquiring data center in the amount of RMB679.9 million (US$106.7 million), offset by proceeds received from maturity for short-term investments in the amount of RMB347.5 million (US$54.5 million).

Net cash used in investing activities was RMB3,889.2 million in 2020, as compared to net cash used in investing activities of RMB1,612.0 million in 2019. Net cash used in investing activities in 2020 is primarily related to our purchase of property and equipment in the amounts of RMB2,473.3 million, our payment for short-term investments in the amount of RMB328.2 million, offset by proceeds received from maturity for short-term investments in the amount of RMB397.6 million, proceeds from disposal of long-term investments in the amount of RMB1.9 million.

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

Financing Activities

Net cash generated from financing activities was RMB967.6 million (US$151.8 million) in 2021, as compared to net cash generated from financing activities amounting to RMB4,163.3 million in 2020. Net cash generated from financing activities in 2021 is primarily related to the net proceeds from issuance of 2026 Convertible Notes of RMB3,790.4 million (US$594.8 million) and proceeds from long-term bank borrowings of RMB1,628.4 million (US$255.5 million), partially offset by payment for share repurchase and cancellation of RMB1,701.8 million (US$267.1 million) and the repayment of 2021 Notes of RMB1,945.6 million (US$305.3 million).

Net cash generated from financing activities was RMB4,163.3million in 2020, as compared to net cash used in financing activities amounting to RMB461.6 million in 2019. Net cash generated from financing activities in 2020 is primarily related to the proceeds from short-term bank borrowings of RMB34.0 million, partially offset by payment for purchase of property and equipment through finance leases of RMB376.2 million, the repayment of long-term bank borrowings of RMB33.0 million, proceeds from issuance of convertible promissory notes of RMB1,409.4 million, partially offset by payment of issuance and conversion cost of convertible promissory notes of RMB21.6 million, proceeds from Series A perpetual convertible preferred shares of RMB1,058.3 million and proceeds from issuance of ordinary shares of RMB2,680.4 million.

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

Material Cash Requirements

Our material cash requirements as of December 31, 2021 and any subsequent interim period primarily include our capital expenditures, short-term borrowings, long-term borrowings, convertible promissory notes, purchase commitments, operating lease obligations and finance lease minimum lease payment.

Our capital expenditures were primarily for building self-built data centers, purchasing bandwidth and cabinet capacity and purchasing network equipment, servers and other equipment. Our capital expenditures have been primarily funded by cash generated from our operations and net cash provided by financing activities. We had capital expenditures relating to the addition of property and equipment of RMB1,248.8 million, RMB2,473.3 million and RMB2,691.9 million (US$422.4 million) in 2019, 2020 and 2021, respectively, representing 33.0%, 51.2% and 43.5% of our total net revenues for the same periods, respectively. We estimate that our data center capital expenditures in 2022 will be within the range of RMB4 billion to RMB5 billion, which will primarily be used to build, or pursue acquisitions of, data centers, purchase network equipment, servers and other equipment to expand our business. We expect our data center capacity to increase by an aggregate amount of approximately 14,400 to 17,400 cabinets during the year of 2022, through both organic growth and strategic acquisitions. We may incur additional capital expenditure for real property purchase, data center construction and network capacity expansion if our actual development is beyond our current plan.

As of December 31, 2021, our unused short-term and long-term borrowing facilities amounted to RMB1,217.8 million (US$191.1 million). We have pledged land use rights with the net book value of RMB135.8 million (US$21.3 million), property with the net book value of RMB254.0 million (US$39.9 million), leasehold improvements with the net book value of RMB161.0 million (US$25.3 million), computer and network equipment with the net book value of RMB159.9 (US$25.1 million) and office equipment with the net book value of RMB0.7 million (US$0.1 million) for our borrowings.

Long-term borrowings (including the current portions) outstanding as of December 31, 2021 bear a weighted-average interest rate of 5.31% per annum, and are denominated in Renminbi. These loans were obtained from financial institutions located in the PRC.

Our convertible promissory notes consist primarily of (i) the 2025 Convertible Notes issued during the year ended December 31, 2020, with an aggregate principal amount of US$200.0 million at an interest rate of 2% per annum, which will mature in five years since the issuance; and (ii) the 2026 Convertible Notes issued in January 2021, with an aggregate principal amount of US$600.0 million at a zero-coupon rate, which will mature on February 1, 2026.

We had purchase commitments of approximately RMB1,619.3 million (US$254.1 million) related to acquisition of machinery, equipment and construction in progress as of December 31, 2021. In addition, we had outstanding purchase commitments in relation to bandwidth and cabinet capacity of RMB881.9 million (US$138.4 million) as of the same date.

Our operating lease obligations are primarily related to the lease of office and data center space. Our operating cash payments for operating leases was RMB193.2 million, RMB477.2 million and RMB593.6 million (US$93.2 million) for the years ended December 31, 2019, 2020 and 2021, respectively.

Our finance lease minimum lease payment is primarily related to finance leases for electronic equipment, optic fibers and property. Our financing cash payments for finance leases amounted to RMB333.6 million, RMB376.2 million and RMB579.7 million (US$91.0 million) for the years ended December 31, 2019, 2020 and 2021, respectively.

We plan to fund our existing and future material cash requirements with cash from the proceeds from our operations, bank borrowings and other appropriate financing instruments, if available.

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We do not have retained or contingent interests in assets transferred. We have not entered into contractual arrangements that support the credit, liquidity or market risk for transferred assets. We do not have obligations that arise or could arise from variable interests held in an unconsolidated entity, or obligations related to derivative instruments that are both indexed to and classified in our own equity, or not reflected in the statement of financial position.

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2021.

Holding Company Structure

VNET Group, Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries and consolidated affiliated entities in China. As a result, although other means are available for us to obtain financing at the holding company level, VNET Group, Inc.’s ability to pay dividends and to finance any debt it may incur depends upon dividends paid by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on its own behalf in the future, the instruments governing their debt may restrict its ability to pay dividends to VNET Group, Inc. In addition, our PRC subsidiaries and consolidated affiliated entities are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, our PRC subsidiaries and consolidated affiliated entities are required to set aside a portion of their after-tax profits each year to fund a statutory reserve and to further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of the board or the enterprise itself. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation of these subsidiaries and consolidated affiliated entities.

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

We have made continual investments and trainings for research and development to drive our growth in both mature and emerging businesses. We incurred RMB88.8 million, RMB112.9 million and RMB188.5 million (US$29.6 million) in research and development expenses for the years ended December 31, 2019, 2020 and 2021, respectively. As of December 31, 2021, our experienced research and development team consisted of 170 engineers, many of whom have more than 10 years of relevant industry experience.

Our research and development efforts have yielded 97 patents, 98 patent applications and 263 software copyright registrations as of December 31, 2021, all in China and focused on the areas including (i) energy saving technology, (ii) data center design and facility maintenance and operations, (iii) network operation and maintenance management, (iv) cloud-related technologies, and (v) edge computing and blockchain.

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

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2021 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.Critical Accounting Estimates

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. In 2021, we also made such judgments, estimates and assumptions taking into consideration of the impact of the COVID-19 pandemic on our business. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

Valuation Allowance for Deferred Tax Assets

We reviewed the carrying amount of deferred tax assets on an entity-by-entity basis and the carrying amount of deferred tax assets is reduced by a valuation allowance to the extent that it is more-likely-than-not that the benefits of the deferred tax assets will not be realized in future years. The valuation allowance is determined based on the weight of positive and negative evidence including future reversals of existing taxable temporary differences, the adequacy of future taxable income exclusive of reversing temporary differences and verifiable tax planning. Significant judgment is required in determining the estimated future taxable income based on the assumptions of forecasted revenue growth that take into consideration of our historical financial results, our plan of expanding operating capacity as well as current industry trends.

If it is determined that we are able to realize deferred tax assets in excess of the net carrying value or to the extent we are unable to realize a deferred tax asset, we would adjust the valuation allowance in the period in which such a determination is made, with a corresponding increase or decrease to earnings.

Fair Value of 2025 Convertible Notes

During the year ended December 31, 2020, we issued the 2025 Convertible Notes with an aggregate principal amount of US$200 million to a group of investors. The 2025 Convertible Notes will mature in five years and, bear interest at the rate of 2% per annum from the issuance date which will be payable semiannually in arrears in cash. We elected the fair value option of the 2025 Convertible Notes when they were initially recognized as financial liability as the fair value better represents the value of the underlying liabilities. The 2025 Convertible Notes are measured at fair value in accordance with ASC 825, Financial Instruments on the issuance date and subsequently remeasured at the end of each reporting period with an adjustment for fair value recorded to the current period income or expense, however, any fair value changes related to instrument-specific credit risk are recorded to other comprehensive income or loss.

The fair value of the 2025 Convertible Notes is measured using binomial tree pricing model that involves several parameters including our stock price, stock price volatility determined from our historical stock prices, the remaining maturity term and the discount rate.

The assumptions underlying the aforementioned valuations represent our board’s and management’s best estimates, which involve inherent uncertainties and the application of significant judgment. The fair value of the 2025 Convertible Notes could be different if factors or expected outcomes change and we use significantly different assumptions or estimates.

F.Off-Balance Sheet Arrangements

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

G.Safe Harbor

This annual report on Form 20-F contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “is currently reviewing,” “it is possible,” “subject to” and similar statements. Among other things, the sections titled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects” in this annual report on Form 20-F, as well as our strategic and operational plans, contain forward -looking statements. We may also make written or oral forward-looking statements in our reports filed with or furnished to the SEC, in our annual report to shareholders, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on our financial condition and results of operations for one or more prior periods. Forward -looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this annual report on Form 20-F. Potential risks and uncertainties include, but are not limited to, a further slowdown in the growth of China’s economy, government measures that may adversely and materially affect our business, failure of the wealth management services industry in China to develop or mature as quickly as expected, diminution of the value of our brand or image due to our failure to satisfy customer needs and/or other reasons, our inability to successfully execute the strategy of expanding into new geographical markets in China, our failure to manage growth, and other risks outlined in our filings with the SEC. All information provided in this annual report on Form 20-F and in the exhibits is as of the date of this annual report on Form 20-F, and we do not undertake any obligation to update any such information, except as required under applicable law.

ITEM 6.               DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Sheng Chen	53	Chairman of the Board of Directors
Yoshihisa Ueno	59	Independent Director
Kenneth Chung-Hou Tai	71	Independent Director
Sean Shao	65	Independent Director
Erhfei Liu	63	Independent Director
Yao Li	53	Independent Director
Samuel Yuan-Ching Shen	57	Chief Executive Officer and Executive Chairman of Retail IDC Business Group
Tim Chen	47	Chief Financial Officer
Shiqi Wang	46	Chief Executive Officer of Wholesale IDC Business Group

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

Mr. Sean Shao has served as our Director since August 2015. Mr. Shao also serves as independent director and chairman of the audit committee for UTStarcom Holdings Corp. (a company listed on Nasdaq, Nasdaq: UTSI) since October 2012. He served as chief financial officer and a board member of Trina Solar Limited from 2006 to 2008 and from 2015 to 2017, respectively. Mr. Shao was also an independent director and chairman of the audit committee of Luckin Coffee Inc. from May 2019 through July 2020 and was re-appointed as an independent director of Luckin Coffee Inc. in September 2020. He was also the chairman of a special committee of the board which investigated accounting improprieties at Luckin Coffee Inc during 2020. In addition, Mr. Shao served as chief financial officer of ChinaEdu Corporation and Watchdata Technologies Ltd from 2004 to 2006. Prior to that, Mr. Shao worked at Deloitte Touche Tohmatsu CPA Ltd. for approximately a decade. Mr. Shao received his master’s degree in healthcare administration from the University of California at Los Angeles in 1988 and his bachelor’s degree in arts from East China Normal University in 1982. Mr. Shao is a member of the American Institute of Certified Public Accountants. See also “Risk Factors — Our directors and employees may face claims and lawsuits as a result of their position in other companies, which may also harm our reputation” for further information on certain pending litigation involving some of the U.S. listed companies of which Mr. Shao is an independent director.

Mr. Erhfei Liu has served as our Director since May 2015. Mr. Liu also serves as independent director for QingLing Motors (Group) Co., Ltd. (a company listed on the Hong Kong Stock Exchange, stock code: 1122), Jiangxi Copper Corporation (a company listed on the Hong Kong Stock Exchange, stock code: 358), and Frontage Holdings Corporation (a company listed on the Hong Kong Stock Exchange, stock code: 1521). Mr. Liu has served as CEO of Asia Investment Fund (AIF), a private equity investment fund, since 2018, and co-founder and director of Cindat Capital Management Limited (Cindat), a global restate investment platform, from 2013 to 2017. Mr. Liu has remained in his position as a director at Cindat, but no longer participates in the day to day operations since 2018. From 1999 to 2012, Mr. Liu served as Chairman of Merrill Lynch China initially and Country Executive of Bank of America Merrill Lynch. In addition to his various investment banking responsibilities, he was also in charge of the firm’s private equity business in Greater China from 2006 to 2010. Prior to joining Merrill Lynch, Mr. Liu worked as head of Asia or China for Goldman Sachs, Morgan Stanley, Smith Barney and Indosuez. Mr. Liu received an MBA from Harvard Business School and his bachelor’s degrees from Brandeis University and Beijing Foreign Languages University.

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

Mr. Samuel Yuan-Ching Shen has served as Group CEO from January 1, 2021 and executive chairman of our retail IDC business group since May 2020. Mr. Shen also serves as an independent director of Mercurity Fintech Holding Inc. (a company listed on the New York Stock Exchange, NYSE: MFH), and Xinyuan Real Estate Co., Ltd. (a company listed on the New York Stock Exchange, NYSE: XIN). Mr. Shen serviced as an independent director of Insigma Technology Co., Ltd. (a company listed on the Shanghai Stock Exchange, stock code: 600797) from January 2016 to May 2021. Mr. Shen has extensive experience in the fields of cloud, edge computing, big data, and AI services. Mr. Shen previously served as President of JD Cloud where he led JD Cloud’s efforts to extend its offerings of tailored service solutions to a wide range of companies in different industry verticals. Prior to JD Cloud, Mr. Shen held various senior positions at Microsoft. Mr. Shen received his master’s degree in computer science from University of California, Santa Barbara, and his bachelor’s degree in chemistry from National Tsing Hua University.

Mr. Tim Chen has served as our Chief Financial Officer since May 1, 2021. He joined us in August 2020 as our chief strategy officer. Prior to joining us, Mr. Chen served as chief financial officer of Asia Maritime Pacific (Hong Kong) Limited over a decade from 2009 and has 14-year experience in prominent investment banking and private equity firms, including two years at Affinity Equity Partners, eight years at Morgan Stanley and four years at J.P.Morgan from 1996 to 2009. Mr. Chen received a bachelor of science degree in industrial engineering and operations research from Columbia University in New York.

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

B.Compensation

In 2021, the aggregate cash compensation we paid to our executive officers was approximately RMB8.6 million (US$1.4 million), which total amount included RMB0.3 million (US$0.04 million) for pension, retirement, medical insurance or other similar benefits for our executive officers. We did not provide any cash compensation to our non-executive directors in 2021. Other than the amounts stated above, no pension,retirement or similar benefits has been set aside or accrued for our executive officers or directors. None of our non-executive directors has a service contract with us that provides for benefits upon termination of employment.

In addition to the cash compensation referenced above, we also provide share-based compensation to our directors and officers. The total share-based compensation we provided to our directors and officers amounted to RMB10.1 million (US$1.6 million) in 2021. For option grants to our directors and officers, see “—Share Incentive Plans.”

Share Incentive Plans

On July 16, 2010, we adopted our 2010 Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and to promote the success of our business. We subsequently amended our 2010 Plan on January 14, 2011 and July 6, 2012. On May 29, 2014, we adopted our 2014 Plan on our annual general meeting, which was subsequently amended on April 1, 2015 and December 22, 2017 by unanimous written approval of our board of directors. On May 29, 2020, we adopted the 2020 Share Incentive Plan (the “2020 Plan”). Upon the adoption of the 2020 Plan, we will cease to grant any new awards under the 2010 Plan and the 2014 Plan (collectively the “Existing Plans”) while the Existing Plans and outstanding awards granted thereunder shall remain effective and can be amended by the Company from time to time pursuant to the applicable terms thereunder. If any outstanding awards under the Existing Plans are subsequently forfeited, then the shares subject to such awards shall be available for the grant pursuant to the 2020 Plan. The 2020 Plan permit the grant of option, restricted share or restricted share units award. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2020 Plan is 46,560,708 Class A ordinary shares. To the extent any award granted pursuant to our 2010 Plan or 2014 Plan terminates, expires, lapses or forfeited after the effective date for any reason, shares subject to such awards shall also become available to the grant of an award pursuant to the 2020 Plan. As of February 28, 2022, options to purchase 349,254 ordinary shares and 2,584,275 restricted share units, or RSUs, have been granted to our employees, directors and consultants without giving effect to the options that were exercised or terminated and RSUs that were vested.

	Options	Restricted	Exercise Price		Date of
Name	Granted	Share Units	(US$/Share)	Date of Grant	Expiration
Sheng Chen	*	—	0.15	July 16, 2010	July 16, 2020
	—	*	—	August 30, 2012	—
	—	*	—	November 23, 2013	—
	—	*	—	March 7, 2015	—
	—	*	—	November 21, 2015	—
	—	*	—	November 26, 2016	—
	—	*	—	August 18, 2019	—
Yoshihisa Ueno	—	*	—	October 1, 2012	—
	—	*	—	April 25, 2014	—
	—	*	—	December 2, 2017	—
	—	*	—	March 7, 2018	—
	—	*	—	March 3, 2020	—
Kenneth Chung-Hou Tai	—	*	—	October 16, 2012	—
	—	*	—	November 21, 2015	—
	—	*	—	August 14, 2016	—
	—	*	—	May 12, 2017	—
	—	*	—	March 7, 2018	—
	—	*	—	May 15, 2019	—
	—	*	—	March 3, 2020	—
Sean Shao	—	*	—	November 21, 2015	—
	—	*	—	May 15, 2019	—
	—	*	—	March 3, 2020	—
Erhfei Liu	—	*	—	November 21, 2015	—
	—	*	—	May 15, 2019	—
	—	*	—	March 3, 2020	—
Yao Li	—	*	—	August 15, 2018	—
	—	*	—	May 24, 2021	—
Samuel Yuan-Ching Shen	—	*	—	August 18, 2020	—
Shiqi Wang	—	*	—	April 16, 2018	—
	—	*	—	January 2, 2020	—
Tim Chen	—	*	—	August 18, 2020	—
Other individuals as a group	28,953,524	9,308,167	0.15 to 0.85	—	—
*	Shares underlying vested options are less than 1% of our total outstanding shares.

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

Board of Directors

Our board of directors currently consists of six directors. A director is not required to hold any shares in the company by way of qualification. Under our currently effective memorandum and articles of association, a director may vote in respect of any contract or proposed contract or arrangement and notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at the meeting of the directors at which such contract or proposed contract or arrangement is considered. Any of our directors who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of the directors. Our directors may exercise all the powers of the company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Board Diversity Disclosure

The following table provides the diversity statistics of our Board of Directors required by Rule 5606 of the Nasdaq Listing Rules.

Board Diversity Matrix (As of February 28, 2022)
Country of Principal Executive Office	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	6
	Female	Male	Non-Binary	Did not Disclose Gender
Part I: Gender Identity
Directors	0	6	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	-
LGBTQ+	-
Did Not Disclose Demographic Background	-

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

We had 2,295, 2,599 and 3,221 employees as of December 31, 2019, 2020 and 2021, respectively. The following table sets forth the number of our employees by function as of December 31, 2021:

	As of December 31, 2021
	Number of	% of
Functional Area	Employees	Total
Operations	1,676	52%
Sales, marketing and customer support	424	13%
Research and development	493	15%
General and administrative	628	20%
Total	3,221	100%

Among our total employees as of December 31, 2021, 1,629 were located in Beijing, and 1,592 in other cities in China.

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

E.Share Ownership

Please refer to “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

ITEM 7.           MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of February 28, 2022, by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5.0% of our ordinary shares.

The calculations in the table below assume there are 888,141,144 ordinary shares issued and outstanding as of February 28, 2022, comprising of 857,359,421 Class A ordinary shares outstanding, excluding treasury shares and Class A ordinary shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards, 30,721,723 Class B ordinary shares, 60,000 Class C ordinary shares issued and outstanding.

Percentage ownership and beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of February 28, 2022, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned
		% of	% of
		beneficial	Voting
	Number	ownership	Power(1)(2)
Directors and Executive Officers:
Sheng Chen(3)	78,582,777	8.8	28.8
Yoshihisa Ueno(4)	5,073,276	*	2.1
Kenneth Chung-Hou Tai	*	*	*
Sean Shao	*	*	*
Erhfei Liu	*	*	*
Yao Li	*	*	*
Samuel Yuan-Ching Shen	*	*	*
Tim Chen	*	*	*
Shiqi Wang	*	*	*
All Directors and Officers as a Group	86,378,745	9.7	31.0
Principal Shareholders:
TT International Asset Management Ltd(5)	78,069,384	8.8	6.7
GIC Private Limited(6)	75,411,438	8.5	6.5
Vector Holdco Pte. Ltd.(7)	62,412,780	7.0	5.4
Tuspark Innovation Venture Limited(8)	60,911,237	6.9	5.2
Majara Investment Lmited(9)	53,942,424	6.1	4.6
GenTao Capital Limited(3)(10)	48,515,635	5.5	4.2
*	Less than 1% of our total outstanding shares.
(1)	Percentage of total voting power represents voting power with respect to all of our Class A, Class B and Class C ordinary shares, as a single class. Each holder of our Class B ordinary shares is entitled to ten votes per Class B ordinary share and each holder of Class A ordinary shares is entitled to one vote per Class A ordinary share held by our shareholders on all matters submitted to them for a vote. Each holder of Class C ordinary shares is entitled to one vote per Class C ordinary share on all matters submitted to them for a vote, except that we shall only proceed with the following matters with the written consent of the holders holding a majority of the issued and outstanding Class C ordinary shares or with the sanction of a special resolution passed at a separate meeting of the holders of the issued and outstanding Class C ordinary shares: (i) any appointment or removal of directors other than the appointment or removal of directors that is made pursuant to a shareholder’s right under the Investor Rights Agreement, dated January 15, 2015, among us, King Venture Holdings Limited, Xiaomi Ventures Limited and certain other parties named therein, and the Share Subscription Agreement, dated May 23, 2016, between us and Tuspark Innovation Venture Limited; (ii) entry into any agreement by us or our subsidiaries with any shareholder who holds more than 10% of our issued and outstanding share capital or such shareholder’s affiliate, other than agreements entered into in our ordinary course of business with a total contract amount below 10% of our consolidated total revenue in the most recent completed fiscal year; and (iii) any proposed amendments to our memorandum and articles of associations that will amend, alter, modify or change the rights attached to Class C ordinary shares. Our Class A, Class B and Class C ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B and Class C ordinary shares are convertible at any time by the holder into Class A ordinary shares on a 1:1 basis.

(2)	In the computation of the percentages of aggregate voting power, we have included our Series A perpetual convertible preferred shares, the holders of which are entitled to (i) vote with the holders of the Class A ordinary shares on any and all matters submitted for a vote of shareholders and (ii) a number of votes per such Preferred Shares equal to the number of Class A ordinary share into which each such Series A perpetual convertible preferred shares is then convertible at the time of the related record date as if the holders of such Series A perpetual convertible preferred shares were holders of Class A ordinary shares.
(3)	Consists of (i) 48,515,635 Class A ordinary shares held by GenTao Capital Limited (“GenTao)”, a British Virgin Islands company solely owned by Mr. Chen; (ii)19,670,117 Class B ordinary shares held by Fast Horse Technology Limited (“Fast Horse”), a British Virgin Islands company solely owned by Mr. Chen; (iii) 8,087,875 Class B ordinary shares held by Sunrise Corporate Holding Ltd. (“Sunrise”), a British Virgin Islands company solely owned by Mr. Chen; (iv) 60,000 Class C ordinary shares, 769,486 Class B ordinary shares and four Class A ordinary shares held by Personal Group Limited, a British Virgin Islands company solely owned by Mr. Chen; and (v) 1,479,660 Class A ordinary shares upon vesting of Mr. Chen’s restricted share units within 60 days of February 28, 2022. Mr. Sheng Chen, as a personal guanrantor, together with GenTao, Beacon Capital Group Inc. (“Beacon”), Fast Horse and Sunrise, entered into a Facility Agreement dated as of August 19, 2021 (the “Facility Agreement”) with Bold Ally (Cayman) Limited (“Bold Ally”). Mr. Sheng Chen entered into British Virgin Islands Equitable Share Mortgages dated as of August 19, 2021 with Bold Ally, pursuant to which Mr. Sheng Chen pledged on August 19, 2021 all of the British Virgin Islands shares of GenTao, Beacon and Sunrise as collateral to secure repayment of amounts outstanding under the Facility Agreement. The business address for Mr. Chen is Guanjie Building, Southeast 1st Floor, 10# Jiuxianqiao East Road, Chaoyang District, Beijing 100016, China.
(4)	Consists of (i) 2,194,200 Class B ordinary shares and 1,344,228 Class A ordinary shares held by Synapse Holdings Limited, and (ii) 1,534,848 Class A ordinary shares upon vesting of Mr. Ueno’s restricted share units within 60 days of February 28, 2022. Mr. Ueno is a director of our company appointed by Synapse Holdings Limited. The business address for Mr. Ueno is 1108, 11/F, Dominion Centre, 43-59 Queen’s Road East, Wan Chai, Hong Kong.
(5)	Consists of 78,069,384 Class A ordinary shares held in the form of ADSs by various investment vehicles for which TT International Asset Management Ltd, a company organized under the laws of the United Kingdom, serves as investment manager. Information set forth above is based upon TT International Asset Management Ltd’s Schedule 13G filing with the SEC on February 14, 2022. The business address of TT International Asset Management Ltd is 62 Threadneedle Street, London, United Kingdom.
(6)	Consists of (i) 59,358,372 Class A ordinary shares over which GIC Private Limited has sole voting power and (ii) 16,053,066 Class A ordinary shares over which GIC Private Limited has shared voting power. Information set forth above is based upon GIC Private Limited’s Schedule 13G/A filing with the SEC on February 8, 2022. The business address of GIC Private Limited is 168 Robinson Road, #37 01 Capital Tower, Singapore 068912.
(7)	Consists of (i) 60,578,154 Class A ordinary shares held in the form of ADSs by Vector Holdco Pte. Ltd. (“Vector Holdco”), a private limited company incorporated under the laws of Singapore, (ii) 1,565,826 Class A ordinary shares held in the form of ADSs by BTO Vector Fund FD (CYM) L.P.(“Vector Fund FD”), a limited partnership established under the laws of the Cayman Islands, and (iii) 268,800 Class A ordinary shares held in the form of ADSs by BTO Vector Fund ESC (CYM) L.P. (“Vector Fund ESC”), an exempted limited partnership registered under the laws of the Cayman Islands. BTO Super Holding (NQ) Co. III Pte. Ltd. (“BTO Super Holding”) is the 100% equity owner of Vector Holdco. Blackstone Tactical Opportunities SG II (Cayman) L.P. (“BTO SG”) is the 100% equity owner of BTO Super Holding. BTO Holdings (Cayman)—NQ Manager L.L.C. (“BTO Holdings”) is the general partner of Vector Fund ESC and Vector Fund FD. Blackstone Tactical Opportunities Management Associates (Cayman)—NQ L.P. (“BTOMA”) is the managing member of BTO Holdings and the general partner of BTO SG. BTO GP—NQ L.L.C. (“BTO GP”) and Blackstone Tactical Opportunities LR Associates (Cayman)—NQ Ltd. (“BTOLRA”) are the general partners of BTOMA with BTO GP controlling BTOMA with respect to all matters other than voting of securities of underlying portfolio companies, which power is held by the Class B shareholders of BTOLRA, who are certain senior personnel of Blackstone. Blackstone Holdings IV L.P. (“Blackstone IV”) is the sole member of BTO GP and the sole Class A shareholder of BTOLRA. Blackstone Holdings IV GP L.P. (“Blackstone IV GP”) is the general partner of Blackstone IV. Blackstone Holdings IV GP Management (Delaware) L.P. (“Blackstone IV GP Management (Delaware)”) is the general partner of Blackstone IV GP. Blackstone Holdings IV GP Management L.L.C. (“Blackstone IV GP Management”) is the general partner of Blackstone IV GP Management (Delaware). The Blackstone Group Inc. is the sole member of Blackstone IV GP Management. Blackstone Group Management L.L.C. is the sole holder of the Class C common stock of The Blackstone Group Inc. Blackstone Group Management L.L.C. is wholly owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. Information set forth above is based upon Vector Holdco’s Schedule 13D/A filing with the SEC on February 1, 2022. The registered address of Vector Holdco is c/o Intertrust Singapore Corporate Services Pte. Ltd. 77 Robinson Road, #13-00

Robinson 77, Singapore. The registered address of each of Vector Fund FD and Vector Fund ESC is c/o Intertrust Corporate Services (Cayman) Limited 190 Elgin Avenue Grand Cayman, KY1 9005, Cayman Islands.
(8)	Consisted of 60,911,237 Class A ordinary shares based on the record on our shareholder register as of September 22, 2021, which had reflected the transaction among Tuspark, DNE (Cayman) Investment I Holding Limited and Beacon Capital Group Inc. on August 23, 2021. See “Item 4. Information on the Company—A. History and Development of the Company.” On September 23, 2021, 42,010,890 Class A ordinary shares were converted into 7,001,815.0 ADSs as per Tuspark’s request. The business address for Tuspark is 16/F, Block A, Innovation Park, Tsinghua Science Park, Haidian District, Beijing, the People’s Republic of China.
(9)	Consists of 53,942,424 Class A ordinary shares held in the form of ADSs over which Majara Investment Limited, a company incorporated under the laws of the British Virgin Islands, has shared voting power. Information set forth above is based upon Majara Investment Limited’s Schedule 13G filing with the SEC on March 3, 2022. The business address of Majara Investment Limited is 20th Floor, Damac Executive Heights, Tecom Area Dubai, Dubai United Arab Emirates.
(10)	Consists of 48,515,635 Class A ordinary shares. GenTao is 100% owned by Sheng Chen. GenTao entered into Cayman Equitable Share Mortgages dated as of August 19, 2021 with Bold Ally, pursuant to which GenTao pledged on August 19, 2021 all of the Class A ordinary shares owned by GenTao as collateral to secure repayment of amounts outstanding under the Facility Agreement. The registered address for GenTao is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110 British Virgin Islands.

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

To our knowledge, as of February 28, 2022, a total of 807,067,048 Class A ordinary shares and 16 Class B ordinary shares are held by eleven record holders in the United States, including Citibank N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

B.Related Party Transactions

Transactions with Shareholders and Affiliates

We currently lease certain equipment from Ziguang Financial Leasing Co., Ltd., a company controlled by Tus-Holdings, through certain finance lease arrangements. For the year ended December 31, 2021, we paid RMB10.4 million (US$1.6 million) of lease payment to Ziguang Financial Leasing Co., Ltd.

For the year ended December 31, 2021, we purchased services from companies that are under common control with Beijing Huaqing in the amount of RMB1.3 million (US$0.2 million).

For the year ended December 31, 2021, we purchased services from companies that are under common control with Beijing Chengyishidai Network Engineering Technology Co., Ltd., or CYSD, in the amount of RMB38.9 million (US$6.1 million). We also had current payables due to CYSD in the amount of RMB6.9 million (US$1.1 million) as of December 31, 2021.

From December 1, 2021 to December 31, 2021, we provided hosting and related services to Anhui Suzhou Century Broadband Data Technology Co., Ltd., or SZ Century, a company controlled by an equity investee of principle shareholder of our Company from December 1, 2021, in the amount of RMB1.4 million (US$0.2 million). We also had current receivables due from SZ Century in the amount of RMB17.0 million (US$2.7 million) as of December 31, 2021.

For the year ended December 31, 2021, we provided an interest-free loan to Shanghai Puping Information Technology Co., Ltd., or Shanghai Puping, a related party of Marble Stone Holdings Limited, in the amount of RMB75.6 million (US$11.9 million) to supplement its working capital. We also had current receivables due from Shanghai Puping in the amount of RMB138.1 million (US$21.7 million).

Other Transactions with Related Parties

Our related party transactions, including services provided by/to our equity method investees and other investees measured using measurement alternative in the ordinary course of business were insignificant for the year ended December 31, 2021.

Contractual Arrangements with the Variable Interest Entities and Their Shareholders

See “Item 4. Information on the Company— C.Organizational Structure—Contractual Arrangements with the Variable Interest Entities and Their Shareholders.”

Our PRC subsidiaries and consolidated affiliated entities have engaged, during the ordinary course of business, in a number of customary transactions with each other. All of these inter-company balances have been eliminated in consolidation.

Employment Agreement

Please refer to “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Employment Agreements.”

C.Interests of Experts and Counsel

Not applicable.

ITEM 8.       FINANCIAL INFORMATION

A.Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

From time to time, we are subject to legal proceedings, investigations and claims incidental to the conduct of our business. For risks and uncertainties relating to the pending case against us, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry— We may be subject to legal proceedings or arbitration claims in the ordinary course of our business, and the court rulings or arbitration awards may not be favorable to us.” We are currently not involved in any legal or administrative proceedings that may have a material adverse impact on our business, financial position or profitability.

Litigation

In September 2014, our Company and certain of our officers and directors were named as defendants in two putative securities class actions filed in U.S. federal district courts in Texas: Sun v. 21Vianet Group, Inc. et al., Civil Action No. 14 CV 926 (E.D. Tex.) and Singh v. 21Vianet Group, Inc. et al., Civil Action No. 14 CV 894 (E.D. Tex.). The Sun action originally was filed in the U.S. District Court for the Southern District of Texas, and was transferred to the U.S. District Court for the Eastern District of Texas, or the Court. The complaints in both actions alleged that certain of our Company’s financial statements and other public disclosures contained misstatements or omissions and asserted claims under the U.S. securities laws. On September 15, 2015, the Court entered an order consolidating the cases and on September 21, 2015, the Court entered an order appointing a lead plaintiff and lead counsel for the consolidated case. On September 13, 2016, the lead plaintiff filed an amended complaint against our Company and certain of our personnel and sought to represent a class of persons who allegedly suffered damages as a result of their trading activities related to our Company’s ADSs from August 20, 2013 to August 16, 2016. After our motion to dismiss the case was denied, on April 9, 2018, the lead plaintiff filed an unopposed motion for preliminary approval of class action settlement, requesting that the Court (i) preliminarily approve a settlement agreement, pursuant to which the parties agreed to settle the case for US$9,000,000, (ii) preliminarily certify the proposed settlement class, (iii) approve the parties’ proposed notice to the settlement class, and (iv) set the date for a hearing by the Court to consider the final approval of the settlement and entry of a proposed final judgment approving class action settlement, the plan of allocation of settlement proceeds, and lead counsel’s application for an award of attorneys’ fees and expenses. The Court granted that motion and, on October 31, 2018, held a settlement approval hearing. On November 9, 2018, the Court approved the settlement and issued final judgment, ending the case.

Disputes with Shanghai VNET Information System Co., Ltd.

Shanghai VNET Information System Co., Ltd. is a company bearing “VNET” in its name but is not affiliated with us. In January 2008, VNET Beijing and VNET China brought two lawsuits against Shanghai VNET Information System Co., Ltd. in a Beijing court for intellectual property rights infringement and unfair competition. VNET Beijing and VNET China prevailed in each case. The court ordered Shanghai VNET Information System Co., Ltd. to stop infringing our trademark and stop engaging unfair competition activities. VNET Beijing and VNET China was also awarded RMB150,000 in damages for each case. In October 2010, VNET China filed another complaint against Shanghai VNET Information System Co., Ltd. for domain name infringement and unfair competition. In July 2011, Shanghai VNET Information System Co., Ltd. settled the case with us and transferred the domain name www.VNET.com.cn to us for free. However, Shanghai VNET Information System Co., Ltd. may continue to include “VNET” as part of its official company name when the name is spelt out in full, while using “VNET” or our logo in a short form or other context is prohibited.

Our executive chairman, Mr. Sheng Chen, holds a minority equity interest in Shanghai VNET Information System Co., Ltd. due to historical reasons. As a result of the restriction on equity transfer pursuant to its articles of association, it is not practical for Mr. Chen to transfer his equity interest in Shanghai VNET Information System Co., Ltd. to us or any other parties. Mr. Chen, however, has executed an irrevocable power of attorney, pursuant to which Mr. Chen has appointed VNET Beijing as his attorney-in-fact to attend shareholders’ meeting of Shanghai VNET Information System Co., Ltd. and to exercise all the shareholder’s voting rights. Such power of attorney remains valid and irrevocable so long as Mr. Chen remains the shareholder of Shanghai VNET Information System Co., Ltd.

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

We are a holding company incorporated in the Cayman Islands. We rely on dividends from our operating subsidiary to fund cash and financing requirements. Our operating subsidiary is required to comply with the applicable PRC regulations when it pays dividends to us. See “Item 3. Key Information— D.Risk Factors—Risks Related to Doing Business in China—We may rely on dividends paid by our operating subsidiaries to fund cash and financing requirements, and limitations on the ability of our operating subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and fund our operations.”

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

As of the date hereof, our authorized share capital is US$15,000 divided into (i) 1,199,790,000 Class A Ordinary Shares of a nominal or par value of US$0.00001 each, (ii) 300,000,000 Class B Ordinary Shares of a nominal or par value of US$0.00001 each, (iii) 60,000 Class C Ordinary Shares of a nominal or par value of US$0.00001 each, and (iv) 150,000 series A perpetual convertible preferred shares of a nominal or par value of US$0.00001 each (the “Series A Preferred Shares”). As of February 28, 2022, there are 857,359,421 Class A ordinary shares (excluding treasury shares and Class A ordinary shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards) outstanding, 30,721,723 Class B ordinary shares, 60,000 Class C ordinary shares issued and outstanding.

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

Board of Directors

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Board of Directors.”

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

Inspection of Books and Records. Holders of our ordinary shares will have no general right to inspect our corporate records except as conferred by Cayman Islands law or as authorized by the board or by a special resolution of the shareholders.

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

On July 24, 2019, we reached the following agreements with Warburg Pincus to restructure our partnership: (i) an amended and restated investment agreement, by and among VNET Group, Inc., VNET DRP Investment Holdings Limited and Marble Stone Holdings Limited; and (ii) a restructuring agreement, by and among VNET Group, Inc., VNET DRP Investment Holdings Limited and Marble Stone Holdings Limited. On January 15, 2020, we further entered in to an amendment to restructuring agreement, by and among VNET Group, Inc., VNET DRP Investment Holdings Limited and Marble Stone Holdings Limited, in connection with the restructuring of our joint ventures with Warburg Pincus. Pursuant to the amended and restated investment agreement, the restructuring agreement, and the amendment to restructuring agreement, (i) one of the joint ventures distributed its assets and projects to us and to Princeton Digital Group (PDG), a Warburg Pincus-backed company, on a pro rata basis in principle, after which we obtained 100% ownership of a project under development in the Shanghai Waigaoqiao Free Trade Zone, as well as a certain amount of cash, and Princeton Digital Group (PDG) obtained 100% ownership of four projects under development in Shanghai, Nanjing, Nantong and Wuxi; and (ii) we and Warburg Pincus will adjust the existing holding structure for operating the current projects, and jointly establish an additional holding vehicle for sourcing and developing new projects in China.

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

On June 22, 2020, we entered into an investment agreement with Affiliates of Vector and Blackstone Tactical Opportunities Fund - FD (Cayman) - NQ L.P, pursuant to which we issued an aggregate of 150,000 Series A perpetual convertible preferred shares to Affiliates of Vector. Dividends on each Series A perpetual convertible preferred share will accrue at 4.5% per annum from the issuance date until the date immediately prior to the conversion date. At any time after the issuance date, Series A convertible preferred shares are convertible into Class A ordinary shares or ADSs at the holder’s option, the number of which will be determined based on a conversion price which is initially US$2.8333 per Class A ordinary shares or US$17.00 per ADS, subject to certain adjustments therein. On March 1, 2021, Affiliates of Vector converted all of their 150,000 Series A perpetual convertible preferred shares into 54,507,816 Class A Ordinary Shares.

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

We believe that we are not a PRC resident enterprise. However, if the PRC tax authorities determine we are a PRC resident enterprise for EIT purposes, we may be required to withhold tax at the rate of 10% (or a lower rate under an applicable tax treaty, if any) from dividends we pay to our non-PRC resident enterprise shareholders (20% for non-PRC individual shareholders), including the holders of our ADSs. In addition, non-PRC holders of shares and ADSs may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or Class A ordinary shares at the same rates if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC holders of shares and ADSs would be able to claim the benefits of any tax treaties between their jurisdictions of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Under the PRC Enterprise Income Tax Law, we may be classified as a “resident enterprise” of China. Such classification could result in unfavorable tax consequences to us and our non-PRC holders of shares and ADSs.”

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

Although the law in this regard is not entirely clear, we treat the variable interest entities as being owned by us for U.S. federal income tax purposes because we control their management decisions and we are entitled to substantially all of their economic benefits and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the variable interest entities for U.S. federal income tax purposes, we are significantly more likely to be treated as a PFIC for our taxable year ended December 31, 2021 and for subsequent taxable years.

Assuming that we are the owner of the variable interest entities for U.S. federal income tax purposes, and based on the market price of our ADSs and Class A ordinary shares, the value of our assets, and the composition of our assets and income, we believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2021.

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

Our internet website is www.vnet.com. We make available free of charge on our website our annual reports on Form 20-F and any amendments to such reports as soon as reasonably practicable following the electronic filing of such report with the SEC. In addition, we provide electronic or paper copies of our filings free of charge upon request. The information contained on our website is not part of this or any other report filed with or furnished to the SEC.

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

ITEM 11.             QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expenses incurred in respect of borrowings, finance lease liabilities as well as interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. As of December 31, 2021, we had (i) long-term borrowings (current portions) with an aggregate outstanding balance of RMB384.2 million (US$60.3 million), and (ii) long-term borrowings (excluding current portions) with an aggregate outstanding balance of RMB2,215.0 million (US$347.6 million).

The short-term bank borrowings bore a weighted average interest rate of 5.22% per annum. The long-term borrowings bore weighted-average interest rate of 5.31% per annum. A hypothetical one percentage point (100 basis-point) decrease in interest rates would have resulted in a decrease of approximately RMB26.0 million (US$4.1 million) in interest expense for the year ended December 31, 2021. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments and interest-bearing obligations carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income and interest expenses may fluctuate due to changes in market interest rates.

Foreign Exchange Risk

We earn most of our revenues and incur most of our expenses in Renminbi, and most of our sales and purchase contracts are denominated in Renminbi. We have not used any derivative financial instruments to hedge our exposure to foreign exchange risk. The Renminbi depreciated by 6.5% against the U.S. dollar in 2020 and then depreciated 2.3% in 2021. The Company intends to hold U.S. dollar-denominated financial assets and will convent to RMB according to the trend of exchange rate changes. As of December 31, 2021, we had total U.S. dollar-denominated cash and cash equivalents, restricted cash and short-term investments in the amount of US$66.9 million. A hypothetical 10% increase in the exchange rate of the U.S. dollar against the RMB would have resulted in an increase of RMB42.6 million (US$6.7 million) in the value of our U.S. dollar-denominated financial assets at December 31, 2021.

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

Inflation Risk

In the last three years, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2019, 2020 and 2021 were 2.9%, 2.5% and 0.9%, respectively. Although we have not been materially affected by inflation in the past, we cannot assure you that we will not be affected in the future by higher rates of inflation in China.

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

Fees and Other Payments Made by the Depositary to Us

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. For the year ended December 31, 2021, we received no reimbursement from the depositary for our expenses incurred in connection with the establishment and maintenance of the ADS program.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, with the participation of our chief executive officer and chief financial officer, conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2021. In making this assessment, we used the criteria established within the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Our management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Beijing TenxCloud Technology Co., Ltd., which is included in the 2021 consolidated financial statements of VNET Group, Inc. and constituted 0.7% and 1.0% of total and net assets, respectively, as of December 31, 2021 and 1.5% and 1.8% of revenues and net income, respectively, for the year then ended. Based on this assessment, our management has concluded that, as of December 31, 2021, our internal control over financial reporting was effective.

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has audited our internal control over financial reporting as of December 31, 2021 and has issued an attestation report set forth below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of VNET Group, Inc.:

Opinion on Internal Control over Financial Reporting

We have audited VNET Group, Inc.’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, VNET Group, Inc. (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.

As indicated in the accompanying Management's Annual Report on Internal Control over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Beijing TenxCloud Technology Co., Ltd., which is included in the 2021 consolidated financial statements of VNET Group, Inc. and constituted 0.7% and 1.0% of total and net assets, respectively, as of December 31, 2021 and 1.5% and 1.8% of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Beijing TenxCloud Technology Co., Ltd.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive (loss) income, cash flows and shareholders’ equity for each of the three years in the period ended December 31, 2021, and the related notes and our report dated April 26, 2022 expressed an unqualified opinion thereon.

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

Signature: /s/ Ernst & Young Hua Ming LLP

Shanghai, the People’s Republic of China

Date: April 26, 2022

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

ITEM 16C            PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP for the periods indicated. We did not pay any other fees to Ernst & Young Hua Ming LLP during the periods indicated below:

	For the Years Ended
	December 31,
	2020	2021

	(in US$ thousands)
Audit fees(1)	1,163	1,215
Audit-related fees(2)	854	600
Tax fees	23	98
Other fees(3)	—	27

Notes:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by Ernst & Young Hua Ming LLP for the audit of our annual financial statements.
(2)	“Audit-related fees” means, for the year ended December 31, 2021, the aggregate fees billed for services provided in connection with issuance of comfort letters and review of financial statements.
(3)	“Other fees” means the aggregate fees billed for professional services in connection with the ESG report in 2021.

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

ITEM 16E.                PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Pursuant to a share repurchase agreement we entered into with Tuspark, on April 13, 2021, we repurchased from Tuspark 48,634,493 Class B ordinary shares for an aggregate purchase price of approximately US$260 million. The repurchase price is at US$5.346 per ordinary share, or US$32.076 per ADS. Immediately following the consummation of the transaction, all of the remaining Class B ordinary shares held by Tuspark have been converted into the same number of Class A ordinary shares of the Company. The following table sets forth a summary of our repurchase of our ordinary shares and ADSs made in the year 2021:

Maximum
Dollar Value of
			Total Number	ADSs that May
			of ADSs	Yet Be
	Total Number	Average	Purchased as	Purchased
	of	Price	Part of Publicly	Under the
	ADSs	Paid Per	Announced	Program
Period	Purchased(1)	ADS(1)	Program(1)	(US$)
(January 1, 2021—December 31, 2021)(2)	8,105,749	32.076	—	—
(1)	Each ADS represents six Class A ordinary shares.
(2)	Pursuant to the share repurchase agreement we entered into with Tuspark in April 2021, we agreed to repurchase from Tuspark an aggregate of 48,634,493 Class B ordinary shares, or 8,105,749 ADSs, at US$5.346 per ordinary shares or US$32.076 per ADS, for an aggregate repurchase price of approximately US$260 million.

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

In accordance with NASDAQ Stock Market Rule 5250(d)(1), we will post this annual report on Form 20-F on our company website at https://ir. vnet.com/. In addition, we will provide hard copies of our annual report free of charge to shareholders and ADS holders upon request.

ITEM 16H.            MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.           DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17.           FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.            FINANCIAL STATEMENTS

The consolidated financial statements of VNET Group, Inc. and its subsidiaries and consolidated affiliated entities are included at the end of this annual report.

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

2.5	Description of securities (incorporated by reference to Exhibit 2.5 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 12, 2020)

2.6

Indenture dated April 15, 2019 constituting US$300 million 7.875% Senior Notes due 2021 between the Registrant and Citicorp International Limited, as trustee (incorporated by reference to Exhibit 2.6 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 12, 2020)

2.7

Indenture dated January 26, 2021 constituting US$600 million 0.00% Convertible Senior Notes due 2026 between the Registrant and Citicorp International Limited, as trustee (incorporated by reference to Exhibit 2.7 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 28, 2021)

4.1

Form of Indemnification Agreement between the Registrant and its Directors (incorporated by reference to Exhibit 10.3 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.2

Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.4 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.3

English translation of Loan Agreement dated January 28, 2011, between 21Vianet Data Center Co., Ltd. (which is referred to as VNET Data Center Co., Ltd. in this annual report) and the shareholders of Beijing aBitCool Network Technology Co., Ltd. (which later changed its name to Beijing Yiyun Network Technology Co., Ltd.) (incorporated by reference to Exhibit 4.7 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 19, 2013)

Exhibit Number	Description of Document

4.4

English translation of Share Pledge Agreement dated February 23, 2011, among 21Vianet Data Center Co., Ltd. (which is referred to as VNET Data Center Co., Ltd. in this annual report), Beijing aBitCool Network Technology Co., Ltd. (which later changed its name to Beijing Yiyun Network Technology Co., Ltd.) and the shareholders of Beijing aBitCool Network Technology Co., Ltd. (which later changed its name to Beijing Yiyun Network Technology Co., Ltd.) (incorporated by reference to Exhibit 10.6 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.5

English translation of Form Irrevocable Power of Attorney, by the shareholders of Beijing aBitCool Network Technology Co., Ltd. (which later changed its name to Beijing Yiyun Network Technology Co., Ltd.) (incorporated by reference to Exhibit 10.7 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.6

English Translation of Power of Attorney dated September 30, 2010, by 21Vianet Data Center Co., Ltd. (which is referred to as VNET Data Center Co., Ltd. in this annual report) (incorporated by reference to Exhibit 10.8 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.7

Exclusive Technical Consulting and Services Agreement dated December 19, 2006, between 21Vianet Data Center Co., Ltd. (which is referred to as VNET Data Center Co., Ltd. in this annual report) and BeijingaBitCool Network Technology Co., Ltd. (which later changed its name to Beijing Yiyun Network Technology Co., Ltd.) (incorporated by reference to Exhibit 10.9 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.8

Optional Share Purchase Agreement dated December 19, 2006, among 21Vianet Data Center Co., Ltd. (which is referred to as VNET Data Center Co., Ltd. in this annual report), 21Vianet System Limited (which later changed its name to Beijing aBitCool Network Technology Co., Ltd. and then to Beijing Yiyun Network Technology Co., Ltd.), Beijing 21Vianet Broad Band Data Center Co., Ltd. (which is referred to as Beijing VNET Broad Band Data Center Co., Ltd. in this annual report) and the shareholders of Beijing aBitCool Network Technology Co., Ltd. (which later changed its name to Beijing Yiyun Network Technology Co., Ltd.) (incorporated by reference to Exhibit 10.10 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.9

Commitment Letter dated September 30, 2010, by AsiaCloud Inc. (which later changed its name to 21Vianet Group, Inc. and then to VNET Group, Inc.), 21Vianet Data Center Co., Ltd. (which is referred to as VNET Data Center Co., Ltd. in this annual report), Sheng Chen and Jun Zhang (incorporated by reference to Exhibit 4.13 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 19, 2013)

4.10

2010 Share Incentive Plan, as amended on January 14, 2011 and July 6, 2012 (incorporated by reference to Exhibit 10.12 from our Form S-8 (File No. 333-187695), initially filed with the Commission on April 3, 2013)

4.11

English summary of Property Lease Agreement dated February 4, 2013, between Beijing Xingguang Tuocheng Investment Co., Ltd. and Beijing 21Vianet Broad Band Data Center Co., Ltd. (which is referred to as Beijing VNET Broad Band Data Center Co., Ltd. in this annual report) (incorporated by reference to Exhibit 4.18 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 19, 2013)

4.12

Investor Rights Agreement dated January 15, 2015, among 21Vianet Group, Inc. (which later changed its name to VNET Group, Inc.), King Venture Holdings Limited, Xiaomi Ventures Limited and certain other parties named therein (incorporated by reference to Exhibit 7.04 from Form Schedule 13D (File No. 005-86326), initially filed by King Venture Holdings Limited and other filers with the Commission on January 20, 2015)

4.13

Registration Rights Agreement dated January 15, 2015, among 21Vianet Group, Inc. (which later changed its name to VNET Group, Inc.), King Venture Holdings Limited and Xiaomi Ventures Limited (incorporated by reference to Exhibit 7.05 from Form Schedule 13D (File No. 005-86326), initially filed by King Venture Holdings Limited and other filers with the Commission on January 20, 2015)

Exhibit Number	Description of Document

4.14

English translation of Loan Agreement dated January 11, 2021, between Abitcool (China) Broadband Inc. and Sheng Chen (incorporated by reference to Exhibit 4.14 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 28, 2021)

4.15

English translation of Equity Pledge Agreement dated January 11, 2021, between Abitcool (China) Broadband Inc. and Sheng Chen (incorporated by reference to Exhibit 4.15 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 28, 2021)

4.16

English translation of Form Irrevocable Power of Attorney dated January 11, 2021, by Sheng Chen, the sole shareholder of WiFire Network Technology (Beijing) Co., Ltd. (previously known as aBitcool Small Micro Network Technology (BJ) Co., Ltd.) (incorporated by reference to Exhibit 4.16 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 28, 2021)

4.17

English translation of Power of Attorney dated January 11, 2021, by Abitcool (China) Broadband Inc. (incorporated by reference to Exhibit 4.17 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 28, 2021)

4.18

English translation of Exclusive Technology Consulting and Services Agreement dated January 11, 2021, between Abitcool (China) Broadband Inc. and WiFire Network Technology (Beijing) Co., Ltd. (previously known as aBitcool Small Micro Network Technology (BJ) Co., Ltd.) (incorporated by reference to Exhibit 4.18 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 28, 2021)

4.19

English translation of Exclusive Services Agreement dated January 11, 2021, between Abitcool (China) Broadband Inc. and WiFire Network Technology (Beijing) Co., Ltd. (previously known as aBitcool Small Micro Network Technology (BJ) Co., Ltd.) (incorporated by reference to Exhibit 4.19 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 28, 2021)

4.20

English translation of Exclusive Call Option Agreement dated January 11, 2021, among WiFire Group Inc. (previously known as aBitcool Broadband Inc.), Sheng Chen and WiFire Network Technology (Beijing) Co., Ltd. (previously known as aBitcool Small Micro Network Technology (BJ) Co., Ltd.) (incorporated by reference to Exhibit 4.20 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 28, 2021)

4.21

English translation of Commitment Letter dated January 11, 2021 by Sheng Chen and WiFire Network Technology (Beijing) Co., Ltd. (previously known as aBitcool Small Micro Network Technology (BJ) Co., Ltd.) (incorporated by reference to Exhibit 4.21 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 28, 2021)

4.22

English translation of Commitment Letter dated January 11, 2021 by WiFire Group Inc. (previously known as aBitcool Broadband Inc.) (incorporated by reference to Exhibit 4.22 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 28, 2021)

4.23

2014 Share Incentive Plan, as amended on April 1, 2015 and December 22, 2017 (incorporated by reference to Exhibit 10.1 from our Form S-8 (File No. 333-222521), initially filed with the Commission on January 12, 2018)

4.24

Share Subscription Agreement, dated May 23, 2016, between 21Vianet Group Inc. (which later changed its name to VNET Group, Inc.) and Tuspark Innovation Venture Limited (incorporated by reference to Exhibit 7.02 from Form Schedule 13D (File No. 005-86326), initially filed by Tuspark Innovation Venture Limited and other filers with the Commission on July 13, 2016)

4.25

English translation of the Supplemental Agreement to the Optional Share Purchase Agreement, dated December 19, 2016, by and among 21Vianet Data Center Co., Ltd. (which is referred to as VNET Data Center Co., Ltd. in this annual report), Beijing Yiyun Network Technology Co., Ltd., Beijing 21Vianet Broad Band Data Center Co., Ltd. (which is referred to as Beijing VNET Broad Band Data Center Co., Ltd. in this annual report) and the shareholders of Beijing Yiyun Network Technology Co., Ltd. (incorporated by reference to Exhibit 4.37 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 12, 2017)

Exhibit Number	Description of Document

4.26

English translation of the Supplemental Agreement to the Exclusive Technical Consulting and Services Agreement, dated December 19, 2016, by and among 21Vianet Data Center Co., Ltd. (which is referred to as VNET Data Center Co., Ltd. in this annual report), Beijing Yiyun Network Technology Co., Ltd., and Beijing 21Vianet Broad Band Data Center Co., Ltd. (which is referred to as Beijing VNET Broad Band Data Center Co., Ltd. in this annual report) (incorporated by reference to Exhibit 4.38 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 12, 2017)

4.27

English translation of the equity interest purchase agreement dated September 27, 2017, by and among Beijing TUS Yuanchuang Technology Development Co., Ltd., a company wholly owned by Tus-Holdings, Beijing 21Vianet Broad Band Data Center Co., Ltd. (which is referred to as Beijing VNET Broad Band Data Center Co., Ltd. in this annual report), WiFire Network Technology (Beijing) Co., Ltd., WiFire (Beijing) Technology Co., Ltd., Guangzhou Gehua Network Technology and Development Company Limited, Beijing Chengyishidai Network Technology Co., Ltd., Zhiboxintong (Beijing) Network Technology Co., Ltd., Beijing Fastweb Network Technology Co., Ltd. and Guangzai Wuxian (Shanghai) Network Technology Co., Ltd (incorporated by reference to Exhibit 4.30 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 12, 2018)

4.28

English translation of the lease dated August 15, 2018 by and between the Beijing 21Vianet Broad Band Data Center Co., Ltd. (which is referred to as Beijing VNET Broad Band Data Center Co., Ltd. in this annual report) and Beijing Tuspark Harmonious Investment Development Co., Ltd. (incorporated by reference to Exhibit 4.33 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on March 27, 2019)

4.29	2020 Share Incentive Plan (incorporated herein by reference to Exhibit 99.1 on Form 6-K furnished to the Commission on May 29, 2020)

4.30

Amended and Restated Investment Agreement dated July 24, 2019 by and among 21Vianet Group, Inc. (which later changed its name to VNET Group, Inc.), 21Vianet DRP Investment Holdings Limited (which later changed its name to VNET DRP Investment Holdings Limited) and Marble Stone Holdings Limited (incorporated by reference to Exhibit 4.28 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 2, 2020)

4.31

Restructuring Agreement dated July 24, 2019 by and among 21Vianet Group, Inc. (which later changed its name to VNET Group, Inc.), 21Vianet DRP Investment Holdings Limited (which later changed its name to VNET DRP Investment Holdings Limited) and Marble Stone Holdings Limited (incorporated by reference to Exhibit 4.29 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 2, 2020)

4.32

Amendment to Restructuring Agreement dated January 15, 2020 by and among 21Vianet Group, Inc. (which later changed its name to VNET Group, Inc.), 21Vianet DRP Investment Holdings Limited (which later changed its name to VNET DRP Investment Holdings Limited) and Marble Stone Holdings Limited (incorporated by reference to Exhibit 4.30 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 2, 2020)

4.33

Share Subscription Agreement dated October 14, 2019 by and between 21Vianet Group, Inc. (which later changed its name to VNET Group, Inc.) and Personal Group Limited (incorporated by reference to Exhibit 4.31 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 2, 2020)

4.34

Form of Note Purchase Agreement by and between 21Vianet Group, Inc. (which later changed its name to VNET Group, Inc.) and a purchaser (incorporated by reference to Exhibit 99.2 from our Form 6-K (File No. 001-35126), initially furnished with the Commission on February 20, 2020)

4.35

English translation of Equity Pledge Agreement dated December 10, 2020, among Shanghai Edge Connect Technology Co., Ltd. and the shareholder of Shanghai Zhiyan Yunwei Technology Co., Ltd. (incorporated by reference to Exhibit 4.35 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 28, 2021)

Exhibit Number	Description of Document

4.36

English translation of Power of Attorney dated December 10, 2020, by the shareholder of Shanghai Zhiyan Yunwei Technology Co., Ltd. (incorporated by reference to Exhibit 4.36 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 28, 2021)

4.37

English translation of Exclusive Technical Consulting and Service Agreement dated December 10, 2020, between Shanghai Edge Connect Technology Co., Ltd. and Shanghai Zhiyan Yunwei Technology Co., Ltd. (incorporated by reference to Exhibit 4.37 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 28, 2021)

4.38

English translation of Exclusive Call Option Agreement dated December 10, 2020, among Shanghai Edge Connect Technology Co., Ltd., Shanghai Zhiyan Yunwei Technology Co., Ltd. and its shareholder (incorporated by reference to Exhibit 4.38 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 28, 2021)

4.39

English translation of Letter of Undertaking dated December 10, 2020, by Shanghai Zhiyan Yunwei Technology Co., Ltd. and its shareholder (incorporated by reference to Exhibit 4.39 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 28, 2021)

4.40

English translation of Letter of Undertaking dated December 10, 2020, by Shanghai Edge Connect Technology Co., Ltd. (incorporated by reference to Exhibit 4.40 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 28, 2021)

4.41

English translation of Supplementary Exclusive Technical Consulting and Service Agreement dated December 10, 2020, among Shanghai Edge Connect Technology Co., Ltd., Shanghai Zhiyan Yunwei Technology Co., Ltd. and its shareholder (incorporated by reference to Exhibit 4.41 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 28, 2021)

4.42

English translation of Share Repurchase Agreement dated March 23, 2021, between 21Vianet Group, Inc. (which later changed its name to VNET Group, Inc.) and Tuspark Innovation Venture Limited (incorporated by reference to Exhibit 4.42 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 28, 2021)

8.1*	List of Subsidiaries and Principal Consolidated Affiliated Entities

11.1

Code of Business Conduct and Ethics of Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young Hua Ming LLP, Independent Registered Public Accounting Firm

15.2*	Consent of Han Kun Law Offices

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

Exhibit Number	Description of Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed with this Annual Report on Form 20-F.
**	Furnished with Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VNET Group, Inc.

By:	/s/ Sheng Chen
	Name:	Sheng Chen
	Title:	Executive Chairman of Board of Directors

Date: April 26, 2022

VNET GROUP, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of VNET Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of VNET Group, Inc. (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive (loss) income, cash flows and shareholders’ equity for each of the three years in the period ended December 31, 2021 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 26, 2022 expressed an unqualified opinion thereon.

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

As described in Notes 2 and 25 to the consolidated financial statements, the Company recorded deferred tax assets of RMB1,218.2 million, net of valuation allowance of RMB262.0 million as of December 31, 2021. The carrying amount of deferred tax assets is reviewed on an entity-by-entity basis and is reduced by a valuation allowance to the extent that it is more-likely-than-not that the benefits of the deferred tax assets will not be realized in future years. The valuation allowance is determined based on the weight of positive and negative evidence, including future reversals of existing taxable temporary differences, future taxable income exclusive of reversing temporary differences and verifiable tax planning.

Auditing the valuation allowance for deferred tax assets was complex and required significant auditor judgment and effort because management’s estimate of future taxable income is judgmental and may be affected by future market conditions and the performance of the Company.

How we addressed the matter in our audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls that address the risks of material misstatement relating to the realizability of deferred tax assets, including controls over management’s review of the significant assumptions used in the projections of future taxable income.

We performed procedures that included, among others, evaluating the significant assumptions used by the Company in estimating future taxable income and testing the completeness and accuracy of the underlying data used in the projections. For example, we compared the forecasted revenue growth rate to historical results, management’s plan of expanding the Company’s operating capacity, current industry trends, and other relevant external data. We also performed sensitivity analyses of the forecasted revenue growth rate to evaluate the changes in the valuation allowance for deferred tax assets that would result from changes in such growth rate.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2010.

Shanghai, the People’s Republic of China

April 26, 2022

VNET GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

		As of December 31,
	Notes	2020	2021
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		2,710,349	1,372,481	215,372
Restricted cash		270,450	327,767	51,434
Accounts and notes receivable (net of allowance for doubtful debt of RMB68,921 and RMB99,620 (US$15,633) as of December 31, 2020 and 2021, respectively)	5	847,233	1,405,997	220,632
Short-term investments	6	285,872	—	—
Prepaid expenses and other current assets	7	1,866,184	2,049,911	321,673
Amounts due from related parties	26	75,519	167,967	26,358
Total current assets		6,055,607	5,324,123	835,469

Non-current assets:
Property and equipment, net	8	8,106,425	10,092,419	1,583,721
Intangible assets, net	9	658,195	900,335	141,282
Land use rights, net	10	255,373	337,235	52,920
Operating lease right-of-use assets, net	16	1,325,526	2,869,338	450,262
Goodwill	11	994,993	1,339,657	210,221
Restricted cash		135,638	8,225	1,291
Deferred tax assets, net	25	185,481	168,002	26,363
Long-term investments, net	12	135,517	98,243	15,416
Amounts due from related parties	26	20,562	—	—
Other non-current assets	13	1,500,438	1,957,462	307,169
Total non-current assets		13,318,148	17,770,916	2,788,645
Total assets		19,373,755	23,095,039	3,624,114

The accompanying notes are an integral part of these consolidated financial statements

VNET GROUP, INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of RMB and US$)

		As of December 31,
	Notes	2020	2021
		RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings (including short-term bank borrowings of the Consolidated VIEs without recourse to the primary beneficiaries of RMB34,000 and nil as of December 31, 2020 and 2021, respectively)	14	34,000	—	—
Accounts and notes payable (including accounts and notes payable of the Consolidated VIEs without recourse to the primary beneficiaries of RMB182,669 and RMB352,478 (US$55,311) as of December 31, 2020 and 2021, respectively)		289,387	493,506	77,442
Accrued expenses and other payables (including accrued expenses and other payables of the Consolidated VIEs without recourse to the primary beneficiaries of RMB981,961 and RMB1,342,886 (US$210,728) as of December 31, 2020 and 2021, respectively)	15	1,631,563	2,298,089	360,620
Advances from customers (including advances from customers of the Consolidated VIEs without recourse to the primary beneficiaries of RMB1,041,594 and RMB1,041,902 (US$163,497) as of December 31, 2020 and 2021, respectively)		1,041,594	1,041,902	163,497
Deferred revenue (including deferred revenue of the Consolidated VIEs without recourse to the primary beneficiaries of RMB58,066 and RMB49,055 (US$7,698) as of December 31, 2020 and 2021, respectively)		63,245	55,695	8,740
Income taxes payable (including income taxes payable of the Consolidated VIEs without recourse to the primary beneficiaries of RMB12,743 and RMB20,972 (US$3,291) as of December 31, 2020 and 2021, respectively)		29,028	43,770	6,868
Amounts due to related parties (including amounts due to related parties of the Consolidated VIEs without recourse to the primary beneficiaries of RMB50,193 and RMB8,007 (US$1,256) as of December 31, 2020 and 2021, respectively)	26	51,007	8,772	1,377
Current portion of long-term borrowings (including current portion of long-term borrowings of the Consolidated VIEs without recourse to the primary beneficiaries of RMB165,328 and RMB350,609 (US$55,018) as of December 31, 2020 and 2021, respectively)	14	180,328	384,158	60,283
Current portion of finance lease liabilities (including current portion of finance lease liabilities of the Consolidated VIEs without recourse to the primary beneficiaries of RMB362,760 and RMB200,961 (US$31,535) as of December 31, 2020 and 2021, respectively)	16	403,843	244,032	38,294
Deferred government grants (including deferred government grants of the Consolidated VIEs without recourse to the primary beneficiaries of RMB2,074 and RMB2,074 (US$325) as of December 31, 2020 and 2021, respectively)	20	2,074	2,074	325
Current portion of bonds payable	17	1,943,619	—	—
Current portion of operating lease liabilities (including current portion of operating lease liabilities of the Consolidated VIEs without recourse to the primary beneficiaries of RMB427,114 and RMB579,391 (US$90,919) as of December 31, 2020 and 2021, respectively)	16	452,272	607,997	95,408
Total current liabilities		6,121,960	5,179,995	812,854

The accompanying notes are an integral part of these consolidated financial statements

VNET GROUP, INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of RMB and US$)

		As of December 31,
	Notes	2020	2021
		RMB	RMB	US$
Non-current liabilities:
Long-term borrowings (including long-term borrowings of the Consolidated VIEs without recourse to the primary beneficiaries of RMB570,135 and RMB1,480,709 (US$232,356) as of December 31, 2020 and 2021, respectively)	14	886,996	2,215,015	347,584
Convertible promissory notes	19	3,014,057	4,266,951	669,578
Non-current portion of finance lease liabilities (including non-current portion of finance lease liabilities of the Consolidated VIEs without recourse to the primary beneficiaries of RMB299,399 and RMB704,255 (US$110,513) as of December 31, 2020 and 2021, respectively)	16	688,128	1,119,751	175,713
Unrecognized tax benefits (including unrecognized tax benefits of the Consolidated VIEs without recourse to the primary beneficiaries of RMB68,317 and RMB77,192 (US$12,113) as of December 31, 2020 and 2021, respectively)	25	68,696	77,573	12,173
Deferred tax liabilities (including deferred tax liabilities of the Consolidated VIEs without recourse to the primary beneficiaries of RMB155,281 and RMB132,370 (US$20,772) as of December 31, 2020 and 2021, respectively)	25	299,093	348,404	54,672
Deferred government grants (including deferred government grants of the Consolidated VIEs without recourse to the primary beneficiaries of RMB4,100 and RMB2,294 (US$360) as of December 31, 2020 and 2021, respectively)	20	4,100	2,294	360
Amounts due to related parties (including amounts due to related parties of the Consolidated VIEs without resource to the primary beneficiaries of RMB747,746 and nil as of December 31, 2020 and 2021, respectively)	26	747,746	—	—
Non-current portion of operating lease liabilities (including non-current portion of operating lease liabilities of the Consolidated VIEs without resource to the primary beneficiaries of RMB497,268 and RMB2,114,309 (US$331,781) as of December 31, 2020 and 2021, respectively)	16	645,499	2,284,055	358,418
Total non-current liabilities		6,354,315	10,314,043	1,618,498
Total liabilities		12,476,275	15,494,038	2,431,352
Commitments and contingencies	31

The accompanying notes are an integral part of these consolidated financial statements

VNET GROUP, INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

		As of December 31,
	Notes	2020	2021
		RMB	RMB	US$
Shareholders’ equity:
Class A Ordinary shares (par value of US$0.00001 per share; 1,199,790,000 and 1,199,790,000 shares authorized; 672,024,600 and 859,932,323 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	29	44	56	8
Class B Ordinary Shares (par value of US$0.00001 per share; 300,000,000 and 300,000,000 shares authorized; 145,875,113 and 30,721,723 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	29	12	4	1
Class C Ordinary Shares (par value of US$0.00001 per share; 60,000 and 60,000 shares authorized; 60,000 and 60,000 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	29	—	—	—
Additional paid-in capital		13,083,119	15,198,055	2,384,906
Series A perpetual convertible preferred shares (par value of US$0.00001 per share; 150,000 and 150,000 shares authorized; 150,000 and nil shares issued and outstanding as of December 31, 2020 and 2021, respectively)	18	1,047,468	—	—
Accumulated other comprehensive loss	22	(55,535)	(90,443)	(14,192)
Statutory reserves		74,462	74,462	11,685
Accumulated deficit		(7,235,113)	(7,590,382)	(1,191,097)
Treasury stock	21	(349,523)	(349,523)	(54,848)
Total VNET Group, Inc. shareholders’ equity		6,564,934	7,242,229	1,136,463
Noncontrolling interest		332,546	358,772	56,299
Total shareholders’ equity		6,897,480	7,601,001	1,192,762
Total liabilities and shareholders’ equity		19,373,755	23,095,039	3,624,114

The accompanying notes are an integral part of these consolidated financial statements

VNET GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of RMB and US$, except for number of shares and per shares data)

		For the years ended December 31,
	Notes	2019	2020	2021
		RMB	RMB	RMB	US$
Net revenues
Hosting and related services		3,788,967	4,829,019	6,189,801	971,315

Cost of revenues
Hosting and related services		(2,849,518)	(3,753,008)	(4,751,771)	(745,657)
Gross profit		939,449	1,076,011	1,438,030	225,658

Operating income (expenses)
Operating income		6,862	7,619	—	—
Sales and marketing expenses		(206,309)	(235,012)	(255,400)	(40,078)
Research and development expenses		(88,792)	(112,891)	(188,489)	(29,578)
General and administrative expenses		(415,277)	(535,111)	(842,354)	(132,184)
Allowance for doubtful debt		(1,557)	(2,393)	(18,399)	(2,887)
Impairment of receivables from equity investees		(52,142)	—	—	—
Impairment of loan receivable to potential investee		—	—	(2,807)	(440)
Impairment of long-lived assets		—	(81,619)	(109,267)	(17,146)
Total operating expenses		(757,215)	(959,407)	(1,416,716)	(222,313)

Operating profit		182,234	116,604	21,314	3,345

Interest income		54,607	31,711	31,897	5,005
Interest expense		(345,955)	(380,609)	(334,950)	(52,561)
Loss on debt extinguishment		(18,895)	—	—	—
Other income		36,380	16,539	33,923	5,323
Other expenses		(5,632)	(36,912)	(22,700)	(3,562)
Changes in the fair value of convertible promissory notes		—	(2,544,220)	829,149	130,112
Impairment of long-term investment		—	(13,030)	(3,495)	(548)
Foreign exchange (loss) gain, net		(27,995)	228,125	110,036	17,267

(Loss) income before income taxes and (loss) gain from equity method investments		(125,256)	(2,581,792)	665,174	104,381

Income tax expenses	25	(5,437)	(109,336)	(111,407)	(17,482)
(Loss) gain from equity method investments		(50,553)	10,869	(38,666)	(6,068)

Net (loss) income		(181,246)	(2,680,259)	515,101	80,831

Net profit attributable to noncontrolling interest		(1,046)	(29,088)	(15,003)	(2,354)

Net (loss) income attributable to the VNET Group, Inc.		(182,292)	(2,709,347)	500,098	78,477
(Loss) earning per share:
Basic	28	RMB(0.27)	RMB(4.47)	RMB0.57	USD0.09
Diluted	28	RMB(0.27)	RMB(4.47)	RMB(0.36)	USD(0.06)

Shares used in (loss) earning per share computation:
Basic	28	668,833,756	716,888,919	865,352,554	865,352,554
Diluted	28	668,833,756	716,888,919	911,591,433	911,591,433

The accompanying notes are an integral part of these consolidated financial statement

VNET GROUP, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(Amounts in thousands of RMB and US$)

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Net (loss) income	(181,246)	(2,680,259)	515,101	80,831
Other comprehensive loss, net of tax of nil
Foreign currency translation adjustments, net of tax of nil	(8,075)	(133,439)	(34,908)	(5,478)
Other comprehensive loss, net of tax of nil	(8,075)	(133,439)	(34,908)	(5,478)
Comprehensive (loss) income	(189,321)	(2,813,698)	480,193	75,353
Comprehensive income attributable to noncontrolling interest	(1,046)	(29,088)	(15,003)	(2,354)
Comprehensive (loss) income attributable to VNET Group, Inc.	(190,367)	(2,842,786)	465,190	72,999

The accompanying notes are an integral part of these consolidated financial statements

VNET GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	(181,246)	(2,680,259)	515,101	80,831
Adjustments to reconcile net loss to net cash generated from operating activities:
Foreign exchange loss (gain), net	27,995	(228,125)	(110,036)	(17,267)
Depreciation and amortization	772,205	988,983	1,267,578	198,911
Loss on disposal of property and equipment and intangible assets	271	6,032	6,339	995
Allowance for doubtful debt	1,557	2,393	18,399	2,887
Share-based compensation expense	43,916	136,804	320,010	50,217
Impairment of receivables from equity investees	52,142	—	—	—
Impairment of loan receivable to potential investee	—	—	2,807	440
Deferred income tax (benefits) loss	(64,887)	(22,508)	325	51
Loss (gain) from equity method investments	50,553	(10,869)	38,666	6,068
Distribution received from an equity method investment	20,200	17,723	—	—
Gain from disposal of equity investments without readily determinable fair value	(5,536)	(257)	—	—
Gain from disposal of equity method investment	(17,853)	—	—	—
Gain from disposal of subsidiaries	—	—	(17,153)	(2,692)
Impairment of long-lived assets	—	81,619	109,267	17,146
Impairment of long-term investment	—	13,030	3,495	548
Loss on debt extinguishment	18,895	—	—	—
Lease expense	205,787	375,112	557,865	87,541
Changes in the fair value of convertible promissory notes	—	2,544,220	(829,149)	(130,112)
Changes in operating assets and liabilities, net of effects of acquisitions and disposals:
Accounts and notes receivable	(156,134)	(171,608)	(533,323)	(83,690)
Prepaid expenses and other current assets	(328,224)	(117,110)	73,639	11,556
Amounts due from related parties	11,352	37,468	(17,502)	(2,746)
Accounts and notes payables	9,185	(13,741)	195,728	30,714
Unrecognized tax benefits	(4,234)	66,253	8,877	1,393
Accrued expenses and other payables	77,275	91,123	315,989	49,586
Deferred revenue	(129)	5,620	(7,550)	(1,185)
Advances from customers	398,655	(27,098)	307	48
Income taxes payable	34,917	(19,004)	14,742	2,313
Deferred government grants	500	—	93	15
Amounts due to related parties	6,044	(5,605)	7,431	1,166
Operating lease liabilities	(170,284)	(355,953)	(554,023)	(86,938)
Net cash generated from operating activities	802,922	714,243	1,387,922	217,796

The accompanying notes are an integral part of these consolidated financial statements

VNET GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of RMB and US$)

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(1,248,834)	(2,473,332)	(2,691,928)	(422,422)
Purchases of intangible assets	(26,515)	(30,091)	(42,285)	(6,635)
Purchases of land use rights	(24,460)	—	(91,744)	(14,397)
Proceeds from disposal of property and equipment	2,484	1,777	10,220	1,604
Proceeds from disposal of land use right	—	9,397	—	—
Proceed from disposal of subsidiaries, net	—	5,802	—	—
Payments for short-term investments	(436,737)	(328,182)	(64,605)	(10,138)
Payment of loan to a third party	—	(12,562)	(16,474)	(2,585)
Payment of loans to related parties	(66,704)	(62,531)	(75,872)	(11,906)
Receipt of loans to third parties	—	30,000	17,010	2,669
Proceeds received from maturity of short-term investments	312,198	397,575	347,520	54,533
Proceeds from disposal of long-term investments	18,955	1,923	120	19
Payments for long-term investments	(9,330)	—	(5,000)	(785)
Prepayments and deposits for acquiring data center	(82,536)	(1,302,601)	(679,941)	(106,699)
Collection of deposit for acquiring data center	30,000	106,436	30,000	4,708
Payments for acquisitions, net of cash acquired	(148,067)	(369,924)	(509,634)	(79,973)
Cash receipt from related parties due to restructuring	67,563	140,738	—	—
Payment for other investment activities	—	(3,599)	—	—
Net cash used in investing activities	(1,611,983)	(3,889,174)	(3,772,613)	(592,007)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of loan from a related party	(47,893)	—	—	—
Proceeds from exercise of stock options, net of issuance cost	429	3,029	472	74
Proceeds from issuance of ordinary shares	572	2,680,421	(131)	(21)
Proceeds from issuance of Series A perpetual convertible preferred shares	—	1,058,325	—	—
Payment of issuance cost of Series A perpetual convertible preferred shares	—	(9,374)	—	—
Proceeds from issuance of 2025 Convertible Notes, net of issuance cost	—	1,387,781	—	—
Proceeds from issuance of 2021 Notes, net of issuance cost (Note 17)	1,976,474	—	—	—
Repurchase and repayment of 2020 Notes (Note 17)	(1,148,092)	(915,543)	—	—
Proceeds from issuance of 2026 Convertible Notes, net of issuance cost	—	—	3,790,396	594,796
Proceeds from long-term bank borrowings	—	594,619	1,628,438	255,537
Proceeds from short-term bank borrowings	234,500	34,000	—	—
Proceeds from other long-term borrowings	110,000	374,448	220,000	34,523
Repayment of long-term bank borrowings	(85,110)	(33,000)	(179,455)	(28,160)
Repayment of short-term bank borrowings	(50,000)	(234,500)	(34,000)	(5,335)
Repayment and deposits for other long-term borrowings	(19,399)	(125,825)	(175,123)	(27,481)
Payments for purchase of property and equipment through finance leases	(333,614)	(376,232)	(579,660)	(90,961)
Repayment of loan from third parties	(67,659)	(169,325)	(66,884)	(10,496)
Contribution from noncontrolling interest in subsidiaries	8,532	24,903	11,223	1,761
Prepayment for future share repurchase plan	(9,778)	—	—	—
Payments for share repurchase and cancellation (Note 29)	(11,840)	(130,472)	(1,701,807)	(267,051)
Repayment of notes payable	(95,565)	—	(1,945,620)	(305,310)
Profit distribution to noncontrolling interest	—	—	(272)	(43)
Net cash generated from financing activities	461,557	4,163,255	967,577	151,833
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	43,660	(229,064)	9,150	1,438
Net (decrease) increase in cash and cash equivalents and restricted cash	(303,844)	759,260	(1,407,964)	(220,940)
Cash and cash equivalents and restricted cash at beginning of year	2,661,021	2,357,177	3,116,437	489,037
Cash and cash equivalents and restricted cash at end of year	2,357,177	3,116,437	1,708,473	268,097

Reconciliation of cash and cash equivalents and restricted cash to the consolidated balance sheets
Cash and cash equivalents	1,808,483	2,710,349	1,372,481	215,372
Restricted cash-current	478,873	270,450	327,767	51,434
Restricted cash-non-current	69,821	135,638	8,225	1,291
Total cash and cash equivalents and restricted cash	2,357,177	3,116,437	1,708,473	268,097

The accompanying notes are an integral part of these consolidated financial statements

VNET GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of RMB and US$)

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Supplemental disclosures of cash flow information:
Income taxes paid	(41,684)	(102,330)	(82,995)	(13,024)
Interest paid	(215,889)	(284,270)	(259,765)	(40,763)
Interest received	59,054	37,817	30,121	4,727

Supplemental disclosures of non-cash activities:
Right-of-use assets obtained in exchange for new operating lease liabilities	618,126	479,022	2,080,748	326,515
Purchase of property and equipment through finance leases	357,573	217,190	284,007	44,567
Purchase of property and equipment included in accrued expenses and other payables	344,248	591,187	321,140	50,394
Purchase of intangible assets included in accrued expenses and other payables	(1,642)	2,862	(129)	(20)

The accompanying notes are an integral part of these consolidated financial statements

VNET GROUP, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands of RMB and US$, except for number of shares)

									Total
						Accumulated			VNET
		Number of			Additional	other			Group, Inc.		Total
		ordinary	Treasury	Ordinary	paid-in	comprehensive	Statutory	Accumulated	shareholders’	Noncontrolling	shareholders’
	Notes	shares	Stock	shares	capital	income	reserves	deficit	equity	interest	equity
Balance as of January 1, 2019		674,356,266	(337,683)	46	9,141,494	85,979	42,403	(3,838,032)	5,094,207	268,977	5,363,184
Consolidated net loss		—	—	—	—	—	—	(182,292)	(182,292)	1,046	(181,246)
Contribution by noncontrolling interest		—	—	—	—	—	—	—	—	8,532	8,532
Foreign exchange difference		—	—	—	24	(8,075)	—	—	(8,051)	—	(8,051)
Issuance of new shares	29	60,000	—	—	572	—	—	—	572	—	572
Issuance of new shares for share option exercise and restricted share units vested	29	304,200	—	—	—	—	—	—	—	—	—
Share-based compensation		—	—	—	60,048	—	—	—	60,048	—	60,048
Appropriation of statutory reserves		—	—	—	—	—	18,066	(18,066)	—	—	—
Share issued to depository bank		6,700,002	—	—	—	—	—	—	—	—	—
Share repurchase		(1,456,980)	(11,840)	—	—	—	—	—	(11,840)	—	(11,840)
Share options exercised	24	33,869	—	—	429	—	—	—	429	—	429
Restricted share units vested		5,136,306	—	—	—	—	—	—	—	—	—
Settlement of share options and restricted share units with shares held by depository bank		(5,170,175)	—	—	—	—	—	—	—	—	—
Balance as of December 31, 2019		679,963,488	(349,523)	46	9,202,567	77,904	60,469	(4,038,390)	4,953,073	278,555	5,231,628

The accompanying notes are an integral part of these consolidated financial statement

VNET GROUP, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares)

						Series A				Total
						perpetual	Accumulated			VNET
		Number of			Additional	convertible	other			Group, Inc.		Total
		ordinary	Treasury	Ordinary	paid-in	preferred	comprehensive	Statutory	Accumulated	shareholders’	Noncontrolling	shareholders’
	Notes	shares	Stock	shares	capital	shareholders	income (loss)	reserves	deficit	equity	interest	equity
Balance as of January 1, 2020		679,963,488	(349,523)	46	9,202,567	—	77,904	60,469	(4,038,390)	4,953,073	278,555	5,231,628
Consolidated net loss		—	—	—	—	—	—	—	(2,709,347)	(2,709,347)	29,088	(2,680,259)
Contribution by noncontrolling interest		—	—	—	—	—	—	—	—	—	24,903	24,903
Cumulative adjustment for changes in accounting policy		—	—	—	—	—	—	—	(2,740)	(2,740)	—	(2,740)
Issuance of new shares		118,754,028	—	8	2,680,283	—	—	—	—	2,680,291	—	2,680,291
Issuance of perpetual convertible preferred shares		—	—	—	—	1,047,468	—	—	—	1,047,468	—	1,047,468
Deemed distribution to perpetual convertible preferred shares		—	—	—	470,643	—	—	—	(470,643)	—	—	—
Foreign exchange difference		—	—	—	—	—	(133,439)	—	—	(133,439)	—	(133,439)
Cancellation of shares issued in prior years		(104,304)	—	—	—	—	—	—	—	—	—	—
Conversion of convertible promissory notes		23,710,140	—	2	717,606	—	—	—	—	717,608	—	717,608
Shares repurchase		(4,363,639)	—	—	(130,650)	—	—	—	—	(130,650)	—	(130,650)
Share-based compensation	24	—	—	—	139,641	—	—	—	—	139,641	—	139,641
Appropriation of statutory reserves		—	—	—	—	—	—	13,993	(13,993)	—	—	—
Share options exercised	24	459,168	—	—	3,029	—	—	—	—	3,029	—	3,029
Restricted share units vested		2,603,430	—	—	—	—	—	—	—	—	—	—
Settlement of share options and restricted share units with shares held by depository bank		(3,062,598)	—	—	—	—	—	—	—	—	—	—
Balance as of December 31, 2020		817,959,713	(349,523)	56	13,083,119	1,047,468	(55,535)	74,462	(7,235,113)	6,564,934	332,546	6,897,480

The accompanying notes are an integral part of these consolidated financial statement

VNET GROUP, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares)

						Series A				Total
						perpetual	Accumulated			VNET
		Number of			Additional	convertible	other			Group, Inc.		Total
		ordinary	Treasury	Ordinary	paid-in	preferred	comprehensive	Statutory	Accumulated	shareholders’	Noncontrolling	shareholders’
	Notes	shares	Stock	shares	capital	shareholders	loss	reserves	deficit	equity	interest	equity
Balance as of January 1, 2021		817,959,713	(349,523)	56	13,083,119	1,047,468	(55,535)	74,462	(7,235,113)	6,564,934	332,546	6,897,480
Consolidated net income		—	—	—	—	—	—	—	500,098	500,098	15,003	515,101
Contribution by noncontrolling interest		—	—	—	—	—	—	—	—	—	11,223	11,223
Conversion of perpetual convertible preferred shares and cumulative dividend		54,507,816	—	3	1,076,208	(1,047,468)	(106)	—	(28,637)	—	—	—
Foreign exchange difference		—	—	—	—	—	(22,773)	—	—	(22,773)	—	(22,773)
Conversion of convertible promissory notes		42,401,010	—	3	1,639,803	—	—	—		1,639,806	—	1,639,806
Shares repurchase		(48,634,493)	—	(3)	(866,400)	—	(12,029)	—	(826,458)	(1,704,890)	—	(1,704,890)
Share-based compensation	24	—	—		264,854	—	—	—	—	264,854	—	264,854
Issuance of new shares for share option exercise and restricted share units vested	29	16,680,000	—	1	(1)	—	—	—	—	—	—	—
Share issued to depositary bank		7,800,000	—	—	—	—	—	—	—	—	—	—
Appropriation of dividend									(272)	(272)	—	(272)
Share options exercised	24	86,862	—	—	472	—	—	—	—	472	—	472
Restricted share units vested		5,929,122	—	—	—	—	—	—	—	—	—	—
Settlement of share options and restricted share units with shares held by depository bank		(6,015,984)	—	—	—	—	—	—	—	—	—	—
Balance as of December 31, 2021		890,714,046	(349,523)	60	15,198,055	—	(90,443)	74,462	(7,590,382)	7,242,229	358,772	7,601,001
Balance as of December 31, 2021 US$		890,714,046	(54,848)	9	2,384,906	—	(14,192)	11,685	(1,191,097)	1,136,463	56,299	1,192,762

The accompanying notes are an integral part of these consolidated financial statements

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, unless otherwise stated)

1.    ORGANIZATION

VNET Group, Inc. was incorporated under the laws of the Cayman Islands on October 16, 2009 and its principal activity is investment holding. On October 8, 2021, 21Vianet Group, Inc. changed its name to VNET Group, Inc. to promote brand awareness. The Company through its consolidated subsidiaries and variable interest entities (the “VIEs”) are principally engaged in the provision of hosting and related services.

(a)	As of December 31, 2021, the significant subsidiaries of the Company and significant consolidated variable interest entities are as follows:

Entity	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct ownership by the Company	Principal activities
			Direct
Subsidiaries:
VNET Group Limited (“VNET HK”)	May 25, 2007	Hong Kong	100%	Investment holding
VNET Data Center Co., Ltd. (“VNET China”) (1)	June 12, 2000	PRC	100%	Provision of technical and consultation services and rental of long-lived assets
VNET (Foshan) Technology Co., Ltd. (“FS Technology”) (1)	December 20, 2011	PRC	100%	Trading of network equipment, provision of technical and internet data center services
VNET Anhui Suzhou Technology Co., Ltd. (“SZ Technology”) (1)	November 16, 2011	PRC	100%	Trading of network equipment
VNET Hangzhou Information Technology Co., Ltd. (“HZ Technology”) (1)	March 4, 2013	PRC	100%	Provision of internet data center services
iJoy Holding Limited (“iJoy BVI”)	April 30, 2013	British Virgin Islands	100%	Investment holding
VNET Mobile Limited (“VNET Mobile”)	April 30, 2013	Hong Kong	100%	Investment holding and provision of telecommunication services
WiFire Group Inc. (“WiFire Group”)	March 7, 2014	British Virgin Islands	100%	Investment holding
Joytone Infotech Co., Ltd. (“SZ Zhuoaiyi”) (1)	April 30, 2013	PRC	100%	Provision of technical and consultation services
VNET Ventures Limited (“Ventures”)	March 6, 2014	Hong Kong	100%	Investment holding
Abitcool (China) Broadband Inc. (“aBitCool DG”) (1)	June 13, 2014	PRC	100%	Dormant company
Diyixian.com Limited (“DYX”)	August 10, 2014	Hong Kong	100%	Provision of virtual private network services
VNET Zhuhai Financial Leasing Co., Ltd. (“Zhuhai Financial Leasing”) (1)	April 9, 2015	PRC	100%	Provision of finance leasing business services
VNET DRP Investment Holdings Limited (“DRP investment”)	January 13, 2017	Hong Kong	100%	Investment holding
Shihua DC Investment Holdings Limited (“Shihua Investment”)	March 14, 2017	Cayman Islands	51%	Investment holding
VNET (Xi’an) Technology Co., Ltd. (“Xi’an Tech”) (1)	July 5, 2012	PRC	51%	Provision of technical and internet data center services
Foshan Zhuoyi Intelligence Data Co., Ltd. (“FS Zhuoyi”) (1)	July 7, 2016	PRC	51%	Provision of internet data center services
Beijing Hongyuan Network Technology Co., Ltd. (“BJ Hongyuan”) (1)	December 8, 2014	PRC	51%	Provision of internet data center services
Dermot Holdings Limited (“Dermot BVI”) (3)	August 10, 2014	British Virgin Islands	100%	Investment holding
Shihua DC Investment Holdings 2 Limited (“Shihua Holdings 2”) (4)	August 20, 2019	Cayman Islands	100%	Investment holding
Shanghai Waigaoqiao Free Trade Zone Gaogang Technology Co., Ltd. (“Waigaoqiao Technology”) (1)/(4)	August 20, 2019	PRC	100%	Provision of internet data center services
Shanghai Edge Connect Technology Co., Ltd. (“SH Edge Connect”) (1)	November 3, 2020	PRC	100%	Provision of technical and internet data center services
Beijing Jianghe Cloud Technology Co., Ltd. (“BJ JHC”) (1)/(8)	November 17, 2020	PRC	100%	Provision of internet data center services
Beijing Shuntou Green Energy Data Technology Co., Ltd. (“BJ ST”) (1)/(8)	November 17, 2020	PRC	100%	Provision of internet data center services
Jiwa Senlin (Beijing) Engineering Co., Ltd.( “Jiwa Engineering BJ”) (1)	April 8, 2021	PRC	100%	Provision of internet data center services
Beijing TenxCloud Technology Co., Ltd. (“BJ TenxCloud”) (1)/(9)	July 15, 2021	PRC	100%	Provision of digitalization solution services
Zhongke Zijing Technology Co., Ltd. (“Zhongke Zijing”) (1)/(10)	August 16, 2021	PRC	100%	Provision of technical and consultation services
Gu’an Junhui Network Technology Co., Ltd. (“Gu’an Junhui”) (1)/(10)	August 16, 2021	PRC	100%	Provision of internet data center services

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

1.    ORGANIZATION (CONTINUED)

Entity	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct ownership by the Company	Principal activities
Direct
Variable Interest Entities (the “VIEs”):
Beijing Yiyun Network Technology Co., Ltd. (“VNET Technology”) (2)	October 22, 2002	PRC	—	Provision of internet data center services
Beijing iJoy Information Technology Co., Ltd. (“BJ iJoy”) (2)	April 30, 2013	PRC	—	Provision of internet data center, content delivery network services
WiFire Network Technology (Beijing) Co., Ltd. (“WiFire Network”) (2)	April 1, 2014	PRC	—	Provision of telecommunication services
Shanghai Zhiyan Yunwei Technology Co., Ltd. (“SH Zhiyan”) (2)	December 12, 2020	PRC	—	Provision of telecommunication services

Held directly by VNET Technology:
Beijing VNET Broad Band Data Center Co., Ltd. (“VNET Beijing”) (2)	March 15, 2006	PRC	—	Provision of internet data center services
Shanghai Shilian Technology Co., Ltd. (“SH Shilian”)	October 22, 2012	PRC	—	Provision of internet data center services

Held directly by VNET Beijing:
VNET (Xi’an) Information Outsourcing Industry Park Services Co., Ltd. (“Xi’an Sub”) (2)	June 23, 2008	PRC	—	Provision of internet data center services
Langfang Xunchi Computer Data Processing Co., Ltd. (“LF Xunchi”) (2)	December 19, 2011	PRC	—	Dormant company
Beijing Yilong Xinda Technology Co., Ltd. (“Yilong Xinda”) (2)	February 28, 2013	PRC	—	Provision of internet data center services
Beijing Yichengtaihe Investment Co., Ltd. (“BJ Yichengtaihe”) (2)	September 30, 2014	PRC	—	Provision of internet data center services
Guangzhou Lianyun Big Data Co., Ltd. (“GZ Lianyun”) (2)	April 14, 2016	PRC	—	Provision of internet data center services
Beijing Xianghu Yunlian Technology Co., Ltd. (“Xianghu Yunlian”) (2)	November 7, 2018	PRC	—	Provision of internet data center services
Shanghai Hujiang Songlian Technology Co., Ltd.(“Hujiang Songlian”) (2)	December 17, 2018	PRC	—	Provision of internet data center services
Beijing Shuhai Hulian Technology Co., Ltd. (“BJ Shuhai”) (2)	January 2, 2019	PRC	—	Provision of internet data center services
Nantong Chenghong Cloud Computing Co., Ltd. (“NT Chenghong”) (2)	December 24, 2019	PRC	—	Provision of internet data center services

Held directly by SH Shilian:
Shanghai Shuzhong Investment Management Co., Ltd. (“SH Shuzhong”) (2)/(5)	June 30, 2020	PRC	—	Provision of internet data center services
Sanhe Shulifang Information Technology Co., Ltd. (“Shulifang”) (2)/(6)	July 21, 2020	PRC	—	Provision of internet data center services
Langfang Huahai Internet Technology Co., Ltd. (“LF Huahai”) (2)/(7)	September 11, 2020	PRC	—	Provision of internet data center services
Shanghai Hesheng Data System Co., Ltd. (“SH Hesheng”) (2)/(11)	November 11, 2021	PRC	—	Provision of internet data center services

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

1.    ORGANIZATION (CONTINUED)

Entity	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct ownership by the Company	Principal activities

Held directly by SH Zhiyan:
Shanghai Blue Cloud Technology Co., Ltd. (“SH Blue Cloud”) (2)	March 21, 2013	PRC	—	Provision of Office 365 and Windows Azure platform services
Shanghai Edge Blue Cloud Network Technology Co., Ltd. (“SH Edge Network”) (2)/(12)	January 7,2021	PRC	—	Provision of internet data center services

Held directly by DYX and LF Xunchi:
Shenzhen Diyixian Telecommunication Co., Ltd. (“SZ DYX”) (1)	August 10, 2014	PRC	20%	Provision of virtual private network services
(1)	Collectively, the “PRC Subsidiaries”.
(2)	Collectively, the “Consolidated VIEs”.
(3)	On August 10, 2014, the Company and its subsidiary, LF Xunchi, acquired 100% equity interest of Dermot BVI and its subsidiaries (collectively referred to as “Dermot Entities”).
(4)	On August 20, 2019, the Company through its subsidiary, DRP Investment, became the sole shareholder in Shihua Holding 2 and its subsidiaries.
(5)	On June 30, 2020, the Company through its subsidiary, SH Shilian, acquired 100% equity interest of SH Shuzhong (Note 4).
(6)	On July 21, 2020, the Company through its subsidiary, SH Shilian, acquired 100% equity interest of Shulifang (Note 4).
(7)	On September 11, 2020, the Company through its subsidiaries, SH Shilian and Linkcloud PTE. Ltd. (“Linkcloud”), acquired 100% equity interest of LF Huahai (Note 4).
(8)	On November 17, 2020, the Company through its subsidiary, VNET Saturn International Investment Limited (“VNET Saturn”) and Beijing Zhongshun Yongfeng Investment Consulting Co., Ltd. (“YF WFOE”), acquired 100% equity interest of BJ JHC and BJ ST (Note 4).
(9)	On July 15, 2021, the Company through its subsidiary, Shenzhen Cloud Native Technology Co., Ltd. (“SZ Cloud Native”), acquired 100% equity interest of BJ TenxCloud (Note 4).
(10)	On August 16, 2021, the Company through its subsidiary, Jiwa Engineering BJ, acquired 100% equity interest of Zhongke Zijing and Gu’an Junhui (Note 4).
(11)	On November 11, 2021, the Company through its subsidiary, SH Shilian, acquired 100% equity interest of SH Hesheng (Note 4).

(12) On January 7, 2021, the Company, through SH Zhiyan, established SH Edge Network for internet data center services.

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

1.    ORGANIZATION (CONTINUED)

(b)	PRC laws and regulations prohibit foreign ownership of internet and telecommunications-related businesses. To comply with these foreign ownership restrictions, the Company conducts its businesses in the PRC through its VIEs using contractual agreements (the “VIE Agreements”). The Company controls four significant VIEs, namely VNET Technology, BJ iJoy, WiFire Network and SH Zhiyan as of December 31, 2021. The key terms of the VIE Agreements in relation to BJ iJoy, WiFire Network and SH Zhiyan are substantially similar to VNET Technology, except for the terms separately disclosed as below.

The equity interests of VNET Technology are legally held by certain PRC individuals, including Chen Sheng, the Executive Chairman of Board of Directors of the Company and Zhang Jun (collectively the “Nominee Shareholders”. The following is a summary of the key terms of the VIE Agreements of VNET Technology:

Exclusive option agreement

Pursuant to the exclusive option agreement entered into amongst VNET China and the Nominee Shareholders of VNET Technology, the Nominee Shareholders granted the Company or its designated party, an exclusive irrevocable option to purchase all or part of the equity interests held by the Nominee Shareholders in VNET Technology, when and to the extent permitted under the PRC laws, at an amount equal to RMB1. VNET Technology cannot declare any profit distributions or grant loans in any form without the prior written consent of VNET China. The Nominee Shareholders must remit in full any funds received from VNET Technology to VNET China, in the event any distributions are made by VNET Technology. The term of this agreement is 10 years, expiring on December 18, 2016, which is renewable at the sole discretion of VNET China. On December 19, 2016, this agreement was renewed for another 10 years, expiring on December 18, 2026.

SH Zhiyan has substantially similar exclusive option agreement except that the term of SH Zhiyan will terminate when SH Edge Connect, the primary beneficiary, purchases all of SH Zhiyan’s equity interest held by the Nominee Shareholder, Shanghai Rongyan Yunqi Technology Co., Ltd. (“SH Rongyan”).

Exclusive technical consulting and service agreement

Pursuant to the exclusive technical consulting and service agreement entered into between VNET China and VNET Technology, VNET China is to provide exclusive management consulting services and internet technical services in return for fees based on of a predetermined hourly rate of RMB1, which is adjustable at the sole discretion of VNET China. The term of this agreement is 10 years, expiring on December 18, 2016, which is renewable at the sole discretion of VNET China. On December 19, 2016, this agreement was renewed for another 10 years, expiring on December 18, 2026.

SH Zhiyan has substantially similar exclusive technical consulting and service agreement except that the term for SH Zhiyan would be in effect for an unlimited term unless terminated in writing by SH Edge Connect, the primary beneficiary of VIE SH Zhiyan.

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

1.    ORGANIZATION (CONTINUED)

Loan agreement

In January 2011, VNET China and the Nominee Shareholders entered into a loan agreement. Pursuant to the agreement, VNET China has provided interest-free loan facilities of RMB7,000 and RMB3,000, respectively, to the Nominee Shareholders of VNET Technology for the purpose of providing capital to VNET Technology to develop its data center and telecommunications value-added business and related businesses. There is no fixed term for the loan.

The Nominee Shareholders of SH Zhiyan did not enter into any loan agreement to fund the capital injected in SH Zhiyan.

Power of attorney agreement

The Nominee Shareholders entered into the power of attorney agreement whereby they granted an irrevocable proxy of the voting rights underlying their respective equity interests in VNET Technology to VNET China, which includes, but are not limited to, all the shareholders’ rights and voting rights empowered to the Nominee Shareholders by the company law and VNET Technology’s Articles of Association. The power of attorney remains valid and irrevocable from the date of execution, so long as each Nominee Shareholder remains as a shareholder of VNET Technology.

The power of attorney agreement in relation to VNET Technology was reassigned to VNET Group, Inc. in September 2010.

Share pledge agreement

Pursuant to the share pledge agreement entered into amongst VNET China, VNET Technology and the Nominee Shareholders, the Nominee Shareholders have contemporaneously pledged all their equity interests in VNET Technology to guarantee the repayment of the loan under the Loan Agreement between VNET China and the Nominee Shareholders. On August 10, 2015, a Notification of Cancellation of share pledge registration was issued by Beijing Administration for Industry and Commerce, Pinggu Branch to cancel the registration of the share pledge by one of the Nominee Shareholders of VNET Technology, Zhang Jun. Such cancellation does not affect the effectiveness of the share pledge agreement and does not lessen the control imposed on the contractual parties of the Company.

If VNET Technology breaches its respective contractual obligations under the Share pledge agreement and the loan agreement, VNET China, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. The Nominee Shareholders agreed not to transfer, sell, pledge, dispose of or otherwise create any new encumbrance on their equity interests in VNET Technology without the prior written consent of VNET China.

SH Zhiyan has substantially similar term the Nominee Shareholders of SH Zhiyan did not enter into any loan agreement to fund the capital injected in SH Zhiyan as mentioned above.

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

1.    ORGANIZATION (CONTINUED)

Financial support letter

Pursuant to the financial support letter, VNET Group, Inc. agreed to provide unlimited financial support to VNET Technology for its operations and agreed to forego the right to seek repayment in the event VNET Technology is unable to repay such funding.

SH Zhiyan has substantially similar term except that SH Edge Connect provides unlimited financial support to SH Zhiyan for its operations.

Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between the Company and VNET Technology through the irrevocable power of attorney agreement, whereby the Nominee Shareholders effectively assigned all of their voting rights underlying their equity interests in VNET Technology to the Company. In addition, the Company, through VNET China, obtained effective control over VNET Technology through the ability to exercise all the rights of VNET Technology’s shareholders pursuant to the share pledge agreement and exclusive option agreement. The Company demonstrates its ability and intention to continue to exercise the ability to absorb substantially all of the expected losses through the financial support letter. In addition, the Company also demonstrates its ability to receive substantially all of the economic benefits of VNET Technology through VNET China through the consulting and service agreement. Thus, the Company is the primary beneficiary of VNET Technology and consolidates VNET Technology and its subsidiaries under Accounting Standards Codification (“ASC”) Subtopic 810-10, Consolidation: Overall (“ASC 810-10”). Similar conclusion has been reached with respect to the VIE structures with the Company or the Company’s subsidiaries, as the respective primary beneficiaries for other VIEs, i.e., BJ iJoy, WiFire Network and SH Zhiyan.

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

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

1    ORGANIZATION (CONTINUED)

(c)	VIE disclosures

Except for certain property with carrying amounts of RMB451,293 (US$70,818) that were pledged to secure banking borrowings granted to the Company (Note 14), there were no pledges or collateralization of the Consolidated VIEs’ assets. Creditors of the Consolidated VIEs have no recourse to the general credit of the primary beneficiaries of the Consolidated VIEs, and such amounts have been parenthetically presented on the face of the consolidated balance sheets. The Consolidated VIEs operate the data centers and own facilities including data center buildings, leasehold improvements, fiber optic cables, computers and network equipment, which are recognized in the Company’s consolidated financial statements. They also hold certain value-added technology licenses, registered copyrights, trademarks and registered domain names, including the official website, which are also considered as revenue-producing assets. However, none of such assets was recorded on the Company’s consolidated balance sheets as such assets were all acquired or internally developed with insignificant cost and expensed as incurred. In addition, the Company also hires data center operation and marketing workforce for its daily operations and such costs are expensed when incurred. The Company has not provided any financial or other support that it was not previously contractually required to provide to the Consolidated VIEs during the periods presented.

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

1.    ORGANIZATION (CONTINUED)

The following tables represent the financial information of the Consolidated VIEs as of December 31, 2020 and 2021 and for the years ended December 31, 2019, 2020 and 2021 before eliminating the intercompany balances and transactions between the Consolidated VIEs and other entities within the Company:

	As of December 31,
	2020	2021
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	737,556	660,234	103,605
Restricted cash	260,450	317,199	49,775
Accounts receivable (net of allowance for doubtful debt of RMB67,632 and RMB82,654 (US$12,970) as of December 31, 2020 and 2021, respectively)	664,610	1,139,372	178,792
Prepaid expenses and other current assets	1,622,662	1,781,456	279,549
Amounts due from related parties	12,968	29,812	4,678
Total current assets	3,298,246	3,928,073	616,399
Non-current assets:
Property and equipment, net	5,170,878	6,754,511	1,059,930
Intangible assets, net	342,288	382,173	59,971
Land use rights, net	46,719	45,476	7,136
Operating lease right-of-use assets, net	1,134,073	2,666,182	418,382
Goodwill	308,110	308,110	48,349
Restricted cash	27,719	7,825	1,228
Deferred tax assets, net	168,181	136,903	21,483
Amounts due from related parties	20,562	—	—
Other non-current assets	435,144	612,198	96,067
Long-term investments, net	172,593	133,280	20,915
Total non-current assets	7,826,267	11,046,658	1,733,461
Total assets	11,124,513	14,974,731	2,349,860
Current liabilities:
Short-term bank borrowings	34,000	—	—
Accounts payable and notes payable	182,669	352,478	55,311
Accrued expenses and other payables	981,961	1,342,886	210,728
Advance from customers	1,041,594	1,041,902	163,497
Deferred revenue	58,066	49,055	7,698
Income tax payable	12,743	20,972	3,291
Amounts due to inter-companies (1)	4,248,422	5,203,974	816,617
Amounts due to related parties	50,193	8,007	1,256
Current portion of finance lease liabilities	362,760	200,961	31,535
Current portion of long-term borrowings	165,328	350,609	55,018
Current portion of deferred government grant	2,074	2,074	325
Current portion of operating lease liabilities	427,114	579,391	90,919
Total current liabilities	7,566,924	9,152,309	1,436,195

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

1.    ORGANIZATION (CONTINUED)

	As of December 31,
	2020	2021
	RMB	RMB	US$
Non-current liabilities:
Amounts due to inter-companies (1)	1,020,972	1,020,972	160,213
Amounts due to related parties	747,746	—	—
Long-term borrowings	570,135	1,480,709	232,356
Non-current portion of finance lease liabilities	299,399	704,255	110,513
Unrecognized tax benefits	68,317	77,192	12,113
Deferred tax liabilities	155,281	132,370	20,772
Non-current portion of deferred government grant	4,100	2,294	360
Non-current portion of operating lease liabilities	497,268	2,114,309	331,781
Total non-current liabilities	3,363,218	5,532,101	868,108
Total liabilities	10,930,142	14,684,410	2,304,303

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Net revenues	2,858,176	3,885,141	5,145,110	807,380
Net profit	111,592	73,748	92,594	14,530

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Net cash generated from operating activities	495,308	748,418	866,712	136,006
Net cash used in investing activities	(1,247,764)	(1,943,358)	(2,695,707)	(423,015)
Net cash generated from financing activities	885,286	1,302,082	1,788,528	280,659
Net increase (decrease) in cash and cash equivalents and restricted cash	132,830	107,142	(40,467)	(6,350)

(1)	Amounts due to inter-companies consist of intercompany payables to the other companies within the Company for the purchase of telecommunication resources and property and equipment on behalf of the Consolidated VIEs.

VNET GROUP, INC.

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

(c)   Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant estimates and assumptions reflected in the Company’s financial statements include, but are not limited to, determining the valuation allowance for deferred tax assets and determining the fair value of convertible promissory notes. Changes in facts and circumstances may result in revised estimates. Given the global economic climate and unforeseen effects from COVID-19 pandemic, the process of estimation has become more challenging. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

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

The Company uses the average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in other comprehensive loss within the statements of comprehensive (loss) income.

(e)   Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.3726 on December 30, 2021, the last business day in fiscal year 2021, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be converted, realized or settled into US$ at such rate or at any other rate.

VNET GROUP, INC.

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

(i)   Accounts receivable and allowance for doubtful debt

On January 1, 2020, the Company adopted ASC326, Financial Instruments-Credit Losses (“ASC326”), using modified-retrospective transition approach. Following the adoption of this guidance, a cumulative-effect adjustment in accumulated deficit of RMB2,740 was recognized as of January 1, 2020. For the year ended December 31, 2020 and 2021, the Company recorded credit losses of RMB2,393 and RMB18,399 (US$2,887), respectively.

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

VNET GROUP, INC.

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

VNET GROUP, INC.

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

The Company has capitalized certain internal use software development costs in accordance with ASC Subtopic 350-40, Intangibles-Goodwill and Other: Internal-Use Software (“ASC 350-40”), amounting to RMB13,189, RMB8,684, and RMB11,422 (US$1,792) for the years ended December 31, 2019, 2020 and 2021, respectively. The Company capitalizes certain costs relating to software acquired, developed, or modified solely to meet the Company’s internal requirements and for which there are no substantive plans to market the software. These costs mainly include the research staff costs directly associated with the internal-develop software projects during the application development stage. Capitalized internal-use software costs are included in “intangible assets, net”.

Intangible assets have weighted average useful lives from the date of purchase/ acquisition as follows:

Purchased software	5.3 years
Radio spectrum license	15 years
Operating permits*	33.6 years
Customer relationships*	8.3 years
Licenses*	15 years
Supplier relationships*	10 years
Trade Names*	20 years
Platform software*	5 years
Non-complete agreements*	5 years
Internal use software	3.7 years
Customer contract*	6.2 years

*	Acquired in the acquisitions of subsidiaries.

VNET GROUP, INC.

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

VNET GROUP, INC.

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

(o)   Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. The Company assesses goodwill for impairment in accordance with ASC Subtopic 350-20, Intangibles—Goodwill and Other: Goodwill (“ASC 350-20”), which requires that goodwill to be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20.

The Company has the option to assess qualitative factors first to determine whether it is necessary to perform the quantitative test in accordance with ASC 350-20. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. If the Company believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the quantitative impairment test described above is required. Otherwise, no further testing is required. The quantitative impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess.

Pursuant to ASC 350-20, in 2020 and 2021, the Company performed assessment and completed its annual impairment test for goodwill that has arisen out of its acquisitions. No impairment loss of goodwill was recognized for the years ended December 31, 2019, 2020 and 2021.

VNET GROUP, INC.

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

As of December 31, 2020 and 2021, due to continuing losses and physical condition changed, the Company recorded the long-lived assets impairment amounting to RMB81,619 and RMB109,267 (US$17,146) for relative asset groups, respectively, resulting from excess of the carrying amount of the asset group over the fair value of the asset group. The Company determined the fair value of the asset group using the income approach based on the discounted cash flows associated with the asset group. In 2020, the discounted cash flows were based on a six-year projection for the asset group, which is consistent with the remaining useful life of its principal asset. The discount rate of 13% was derived and used in the valuations which reflect the market assessment of the risks specific to the Company and its industry and is based on its weighted average cost of capital. In 2021, the Company provided full impairment for relative asset groups considering the fair value is immaterial. No impairment was recognized in other asset groups as there was no impairment indicator identified.

The impairment loss reduced the carrying amount of the long-lived assets of the group on a pro-rata basis using the relative carrying amount of those assets except that the loss allocated to an individual long-lived asset of the group shall not reduce the carrying amount of that asset below its fair value whenever that fair value is determinable without undue cost and effort.

The Company recorded impairment charges associated with its long-lived assets and acquired intangibles as follows:

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Impairment of property and equipment	—	35,793	106,311	16,683
Impairment of intangible assets	—	38,654	—	—
Impairment of other non-current assets	—	7,172	2,956	463

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(q)   Fair value of financial instruments

The Company’s financial instruments include cash and cash equivalents, restricted cash, short-term investments, accounts receivable and payable, other receivables and payables, bonds payable, short-term and long-term borrowings, available-for-sale investments and convertible promissory notes. Other than the bonds payable, long-term borrowings and convertible promissory notes, the carrying values of these financial instruments approximate their fair values due to their short-term maturities.

The carrying amounts of bonds payable, long-term borrowings and 2026 Convertible Notes (Note 19) approximate their fair values since they bear interest rates which approximate market interest rates. The Company carries the bonds payable at face value less unamortized debt discount and issuance cost on its consolidated balance sheets and measures the fair value for disclosure purposes only. The Company elected the fair value option of 2025 Convertible Notes (Note 19) when it initially recognized as financial liability as the fair value better represents the value of the underlying liabilities. The purchase consideration and contingent purchase considerations in both cash and shares are initially measured at fair value on the acquisition dates of the acquired businesses and the date of grant, respectively, and subsequently remeasured at the end of each reporting period with an adjustment for fair value recorded to the current period income/(expense). Convertible promissory notes are measured at fair value in accordance with ASC 825, Financial Instruments on the issuance date and subsequently remeasured at the end of each reporting period with an adjustment for fair value recorded to the current period income/(expense), however, any fair value changes related to instrument-specific credit risk are recorded to other comprehensive income/(loss).

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

The Company recognizes revenue as it satisfies a performance obligation when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”), the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration, if any; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration to which it is entitled in exchange for the goods or services it transfers to the customer.

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

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(r)   Revenue recognition (continued)

The Company’s revenue recognition policies are as follows:

Hosting services are services that the Company dedicates data center space to house customers’ servers and networking equipment and provides tailored server administration services including operating system support and assistance with updates, server monitoring, server backup and restoration, server security evaluation, firewall services, and disaster recovery. The Company also provides interconnectivity services to connect customers with each other, internet backbones in China and other networks through Border Gateway Protocol, or BGP, network, or single-line, dual-line or multiple-line networks. Through the acquisition of BJ TenxCloud in 2021, the Company also provides digitalization solution services based on in-house developed cloud native platform to customers as an expanded value-added service of its Hosting services. Hosting services are typically provided to customers for a fixed amount over the contract service period and the related revenues are recognized on a straight-line basis over the term of the contract. For certain contracts where considerations are based on the usage of the Hosting services, the related revenues are recognized based on the consumption at the predetermined rate as the services are rendered throughout the contact term. For the digitalization solution services provided from 2021, the Company primarily fulfills its performance obligation by delivering the customized cloud native platform and the revenue is recognized at the point in time when the platform is accepted by the customer. The Company is a principal and records revenue for Hosting service on a gross basis.

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

Deferred revenue represented the Company’s obligation to transfer the goods or services to a customer for which the Company has received consideration (or an amount of consideration is due) from the customer. As of December 31, 2020 and 2021, the Company has deferred revenue amounting up to RMB63,245 and RMB55,695 (US$8,740), respectively. Revenue recognized from opening deferred revenue balance was RMB53,499 (US$8,395) for the year ended December 31, 2021.

VNET GROUP, INC.

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

(t)   Advertising expenditures

Advertising expenditures are expensed as incurred and are included in sales and marketing expenses, which amounted to RMB6,095, RMB7,779 and RMB7,272 (US$1,141) for the years ended December 31, 2019, 2020 and 2021, respectively.

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

VNET GROUP, INC.

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

As a result of total interest costs capitalized during the period, the interest expense for the years ended December 31, 2019, 2020 and 2021, was as follows:

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Interest expense and amortization cost of bonds payable	223,832	223,785	133,959	21,021
Interest expense and amortization cost of 2025 and 2026 Convertible Notes (Note 19)	—	18,880	25,919	4,067
Interest expense on bank and other borrowings	14,212	39,424	103,925	16,308
Interest expense on finance leases	120,185	130,196	124,567	19,547
Total interest costs	358,229	412,285	388,370	60,943
Less: Total interest costs capitalized	(12,274)	(31,676)	(53,420)	(8,382)
Interest expense, net	345,955	380,609	334,950	52,561

(x)   Income taxes

The Company accounts for income taxes using the liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The carrying amount of deferred tax assets is reviewed on an entity-by-entity basis and is reduced by a valuation allowance to the extent that it is more-likely-than-not that the benefits of the deferred tax assets will not be realized in future years. The valuation allowance is determined based on the weight of positive and negative evidence including future reversals of existing taxable temporary differences, future taxable income exclusive of reversing temporary differences, and verifiable tax planning. The estimated future taxable income involves significant assumptions of forecasted revenue growth that take into consideration of the Company’s historical financial results, its plan of expanding operating capacity as well as current industry trends. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date of the change in tax rate. All deferred income tax assets and liabilities are classified as non-current on the consolidated balance sheets.

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

VNET GROUP, INC.

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

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(z)   (Loss) Earnings per share

In accordance with ASC Topic 260, Earnings per Share (“ASC 260”), basic (loss) earnings per share is computed by dividing net (loss) earnings attributable to ordinary shareholders by the weighted average number of unrestricted ordinary shares outstanding during the year using two-class method. Under the two-class method, net (loss) earnings is allocated between ordinary shares and participating securities based on their participating rights. The Company’s series A preferred shares (Note 18) are participating securities. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders using two-class method as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Contingently issuable shares, including performance-based share awards and contingent considerations to be settled in shares, are included in the computation of basic (loss) earnings per share only when there is no circumstance under which those shares would not be issued. Contingently issuable shares are included in the denominator of the diluted loss per share calculation as of the beginning of the period or as of the inception date of the contingent share arrangement, if later, only when dilutive and when all the necessary conditions have been satisfied as of the reporting period end. For contracts that may be settled in ordinary shares or in cash at the election of the Company, share settlement is presumed, pursuant to which incremental shares relating to the number of shares that would be required to settle the contract are included in the denominator of diluted loss per share calculation if the effect is more dilutive. Ordinary equivalent shares consist of the ordinary shares issuable upon the exercise of the share options, using the treasury stock method and shares issuable upon the conversion of the company’s series A preferred shares and convertible promissory notes using if converted method. Ordinary share equivalents are excluded from the computation of diluted loss per share if their effects would be anti-dilutive.

(aa)   Share repurchase program

Pursuant to the Board of Directors’ resolutions on December 2, 2019, the Company’s management is authorized to repurchase, in one or more tranches, up to an aggregate of US$20,000 of its own outstanding shares (including shares represented by ADSs) (each such transaction a “Repurchase”) over a period of 13 months ended on December 31, 2020.

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

For the years ended December 31, 2019 and 2020, the Company repurchased 242,830 and nil ADSs under above program for a consideration of RMB11,840 and nil, respectively.

(bb)   Comprehensive (loss) income

Comprehensive (loss) income is defined as the (decrease) increase in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Accumulated other comprehensive loss of the Company includes only foreign currency translation adjustments related to the Company and its overseas subsidiaries, whose functional currency is US$.

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(cc)   Segment reporting

In accordance with ASC Topic 280, Segment Reporting (“ASC 280”), the Company had one reportable segment since the Company’s chief executive officer, who has been identified as the Company’s chief operating decision-maker (“CODM”) formerly relied on the results of operations of hosting and related services when making decisions on allocating resources and assessing performance of the Company, and the CODM reviews the operation result of the Company as a whole. Hosting and related services business focuses primarily on colocation, interconnectivity, cloud, VPN, hybrid IT and other value-added services.

As of December 31, 2019, 2020 and 2021, the Company only had one reporting segment. Because substantially all of the Company’s long-lived assets and revenues are located in and derived from the PRC, geographical segments are not presented.

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

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805) and require acquiring entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendments apply to all entities that enter into a business combination within the scope of Subtopic 805-10, Business Combinations—Overall. The amendments are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years and it should be applied prospectively to business combinations occurring on or after the effective date of the amendments. The Company is evaluating the impact of adopting this new standard will have on its consolidated financial statements.

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

3.    CONCENTRATION OF RISKS

(a)   Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable, other receivables and amounts due from related parties. As of December 31, 2020 and 2021, the aggregate amount of cash and cash equivalents, restricted cash and short-term investments of RMB1,419,855 and RMB1,410,271 (US$221,303), respectively, were held at major financial institutions located in the PRC, and US$303,824 and US$46,794 (RMB298,202), respectively, were deposited with major financial institutions located outside the PRC. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006 that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go into bankruptcy. In addition, since China’s concession to the World Trade Organization, foreign banks have been gradually permitted to operate in China and have been significant competitors against Chinese banks in many aspects, especially since the opening of the Renminbi business to foreign banks in late 2006. Therefore, the risk of bankruptcy of those Chinese banks in which the Company has deposits has increased. In the event of bankruptcy of one of the banks which holds the Company’s deposits, the Company is unlikely to claim its deposits back in full since the bank is unlikely to be classified as a secured creditor based on PRC laws.

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

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

3.    CONCENTRATION OF RISKS (CONTINUED)

(b)   Business, supplier, customer, and economic risk (continued)

(ii)Supplier Risk—The Company’s operations are dependent upon bandwidth and cabinet capacity provided by the third-party telecom carriers. There can be no assurance that the Company will be able to secure the cabinet and bandwidth supply from the third-party telecom carriers, neither the Company is adequately prepared for unexpected increases in bandwidth demands by its customers. The communications capacity the Company has leased, include cabinet and bandwidth, may become unavailable for a variety of reasons, such as physical interruption, technical difficulties, contractual disputes, or the financial health of its third-party providers. Any failure of these network providers to provide the capacity the Company requires may result in a reduction in, or interruption of, service to its customers. A significant portion of the Company’s total bandwidth and cabinet resources are purchased from its five largest suppliers, who collectively accounted for 21%, 39% and 39% of the Company’s total bandwidth and cabinet resources for the years ended December 31, 2019, 2020 and 2021, respectively.
(iii)Customer Risk—The success of the Company’s business going forward will rely in part on Company’s ability to continue to obtain and expand business from existing customers while also attracting new customers. The Company has a diversified base of customers covering its services and the revenue from the largest single entity customer accounted for less than 8% of the Company’s total net revenues for the year ended December 31, 2019, and two and one single entity customer generated more than 10% of the Company’s total net revenues for the years ended December 31, 2020 and 2021, respectively. Certain customers are local subsidiaries of a telecommunication carrier in China, which the Company views as separate customers as it negotiates with, maintain and support each of these entities given that each of them has the separate decision-making authority and services procurement budget. None of these customers on a stand-alone basis contributed more than 2% of the Company’s revenues in any given year but in the aggregate, they contributed approximately 4%, 3% and 6% of the Company’s total revenues for the years ended December 31, 2019, 2020 and 2021, respectively.
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
(v)Regulatory restrictions—The applicable PRC laws, rules and regulations currently prohibit foreign ownership of companies that provide internet related services, including hosting and related services. Accordingly, the Company’s subsidiary, VNET China, is currently ineligible to apply for the required licenses for providing IDC services in China. As a result, the Company operates its IDC services in the PRC through its Consolidated VIEs which holds the licenses and permits required to provide IDC services in the PRC. The PRC Government may also choose at anytime to block access to certain website operators which could also materially impact the Company’s ability to generate revenue.

VNET GROUP, INC.

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

(d)   Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The depreciation (appreciation) of the RMB against US$ was approximately 1.6%, (6.5%) and (2.3%) in the years ended December 31, 2019, 2020 and 2021, respectively.

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

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

4.    ACQUISITION AND DISPOSAL OF SUBSIDIARIES

Acquisitions in 2021

BJ TenxCloud

On July 15, 2021,to strengthen the Company’s leading position in carrier- and cloud-neutral IDC services, the Company through its wholly-owned subsidiary, SZ Cloud Native, acquired 100% of the equity interests in BJ TenxCloud from third party selling shareholders, for a total consideration of RMB414,743 (US$65,082), which consisted of cash consideration of RMB199,790 (US$31,351) and share-settled liabilities with estimated fair value of RMB214,953 (US$33,731) as of July 15, 2021. The estimated fair value of share-settled liabilities was RMB214,577 (US$33,672) as of December 31, 2021, which was included as share consideration due to the original shareholders for business combination in accrued expenses and other payables of the Company’s consolidated balance sheet. BJ TenxCloud primarily provides cloud native applications and data platform services. As BJ TenxCloud is in operations and possess all the elements that are necessary to conduct normal operations as a business, such acquisition is accounted for as a business combination.

In addition, the Company is obligated to pay cash of RMB70,000 (US$10,985) and to issue various numbers of the shares of the Company or its subsidiary with estimated fair value of RMB167,342 (US$20,260) as of December 31, 2021 to certain selling shareholders who will remain as the key employees of BJ TenxCloud, determinable based on achievements of the financial and operational targets by BJ TenxCloud during various post-acquisition periods. As such cash and share-based payments will be forfeited if these key employees cease their employments with the Company, the Company recognized these payments as compensation costs over the requisite service periods ranging from 12 months to 36 months. The Company classified the share-based payments as liability classified share-based payments of RMB55,156 (US$8,655) as of December 31, 2021, which are included in accrued expenses and other payables of the Company’s consolidated balance sheet and are remeasured at fair value through earnings. The related compensation for post-acquisition services provided by the employees is accounted as compensation and recorded in the Company’s consolidated statements of operations (Note 24(c)).

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed as of the date of acquisition:

	RMB	US$
Property and equipment, net	470	74
Operating lease right-of-use assets, net	2,376	373
Technology platform (Note 9)	27,800	4,362
Customer relationship (Note 9)	19,000	2,982
Deferred tax assets	11,097	1,741
Other current assets	52,328	8,210
Total assets acquired	113,071	17,742
Other current liabilities	(29,395)	(4,612)
Operating lease liabilities	(2,500)	(392)
Deferred tax liabilities	(11,097)	(1,741)
Total liabilities assumed	(42,992)	(6,745)
Net assets acquired	70,079	10,997
Purchase consideration	414,743	65,082
Goodwill	344,664	54,085

The revenue and net profit of BJ TenxCloud since the acquisition date included in the consolidated statement of operations for the year ended December 31, 2021 were RMB91,038 (US$14,286) and RMB9,351 (US$1,467), respectively. The goodwill, which is not tax deductible, is primarily attributable to synergies expected to be achieved from the acquisition.

The pro forma results of revenue and earnings of the acquiree as if the combinations occurred as of the beginning of the comparable prior annual reporting period of the acquiree were not presented because the effects of the business combination was not significant to the Company’s consolidated results of operations.

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

4.      ACQUISITION OF SUBSIDIARIES (CONTINUED)

Acquisitions in 2021 (continued)

Zhongke Zijing

On August 16, 2021, the Company through its subsidiary, Jiwa Engineering BJ acquired 100% of the equity interests in Zhongke Zijing at a total cash consideration of RMB151,884 (US$23,834). The purpose of the acquisition is to establish data center with the acquired property. As Zhongke Zijing does not possess all the elements that are necessary to conduct normal operations as a business and had not yet commenced operations, such acquisition is accounted for as an acquisition of assets. The carrying amounts of the net identifiable assets of Zhongke Zijing as of the date of acquisition were as follows:

	RMB	US$
Net assets acquired:
Operating permits (Note 9)	203,586	31,947
Land use rights, net (Note 10)	36,013	5,651
Other non-current assets	7,349	1,154
Cash and cash equivalents	3	—
Other current assets	21,017	3,298
Other current liabilities	(65,125)	(10,219)
Deferred tax liabilities	(50,959)	(7,997)
Total consideration in cash	151,884	23,834

SH Hesheng

On November 11, 2021, the Company through its subsidiary, SH Shilian acquired 100% of the equity interests in SH Hesheng at a total cash consideration of RMB137,557 (US$21,586). The purpose of the acquisition is to acquire the assets and operating permits. As SH Hesheng does not possess all the elements that are necessary to conduct normal operations as a business and had not yet commenced operations, such acquisition is accounted for as an acquisition of assets. The carrying amounts of the net identifiable assets of SH Hesheng as of the date of acquisition were as follows:

	RMB	US$
Net assets acquired:
Operating permits (Note 9)	27,646	4,338
Property and equipment, net	94,148	14,774
Operating lease right-of-use assets, net	20,929	3,284
Other non-current assets	872	136
Cash and cash equivalents	423	66
Other current assets	25,646	4,025
Operating lease liabilities	(20,292)	(3,184)
Other current liabilities	(962)	(150)
Deferred tax liabilities	(10,853)	(1,703)
Total consideration in cash	137,557	21,586

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

4.      ACQUISITION OF SUBSIDIARIES (CONTINUED)

Acquisitions in 2020

BJ JHC

On November 17, 2020, the Company through its subsidiaries, YF WOFE and 21Vianet Saturn, acquired 100% equity interests in Splendid Oriental Limited (“Splendid”) which controls BJ JHC and its subsidiary BJ ST at a total cash consideration of RMB432,015. Among which, RMB200,000 is refundable if certain conditions are not achieved and is accounted as contingent consideration. The purpose of the transaction is to establish a new data center. As Splendid, BJ JHC and BJ ST do not possess all the elements that are necessary to conduct normal operations as a business and had not yet commenced operations, such acquisition is accounted for as an acquisition of assets. As of December 31, 2021, certain conditions in relation to RMB200,000 are not met and the corresponding asset is not recognized until the contingency is resolved. The carrying amount of the net identifiable assets were as follows:

RMB
Net assets acquired:
Property and equipment, net	279,556
Operating permits (Note 9)	110,418
Customer contract (Note 9)	33,208
Operating lease right-of-use assets, net	112,398
Deferred tax assets	3,150
Other non-current assets	4,428
Cash and cash equivalents	30,319
Other current assets	8,833
Other current liabilities	(90,805)
Operating lease liabilities	(120,120)
Finance lease liabilities	(84,082)
Deferred tax liabilities	(55,288)
Total consideration in cash	232,015

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

4.    ACQUISITION OF SUBSIDIARIES (CONTINUED)

Acquisitions in 2020 (continued)

SH Shuzhong

On June 30, 2020, as part of its business strategy to expand the existing hosting service, the Company through its subsidiary, SH Shilian, acquired 100% of the equity interests in SH Shuzhong which primarily provides internet data center service from a third party selling shareholder, for a total cash consideration of RMB36,667. As SH Shuzhong is in operations and possess all the elements that are necessary to conduct normal operations as a business, such acquisition is accounted for as business combination.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed as of the date of acquisition:

RMB
Property and equipment, net	348,475
Operating lease right-of-use assets, net	81,034
Customer contract (Note 9)	33,500
Purchased software	23
Deferred tax assets	14,848
Other non-current assets	1,685
Other current assets	44,774
Total assets acquired	524,339
Other current liabilities	(406,932)
Operating lease liabilities	(45,034)
Deferred tax liabilities	(41,169)
Total liabilities assumed	(493,135)
Net assets acquired	31,204
Purchase consideration	36,667
Goodwill	5,463

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

4.    ACQUISITION AND DISPOSAL OF SUBSIDIARIES (CONTINUED)

Acquisitions in 2020 (continued)

Shulifang

On June 24, 2020, the Company through its subsidiary, SH Shilian, entered into a share purchase agreement to acquire 100% equity interests in Shulifang at a total cash consideration of RMB43,000 in installment upon achievement of certain conditions which is accounted as contingent consideration and the corresponding asset will only be recognized when the contingency is resolved. The purpose is to establish a new data center. As Shulifang does not possess all the elements that are necessary to conduct normal operations as a business and had not yet commenced operations, such acquisition is accounted for as an acquisition of assets. The transaction was closed on July 21, 2020. As of December 31, 2020 and 2021, the condition of the last contingent consideration amounted to RMB10,000 were not yet met. The contingent consideration obligation is not accounted for until the contingency is resolved. Carrying amount of the net identifiable assets of Shulifang as of the acquisition date were as follows:

RMB
Net assets acquired:
Operating permits (Note 9)	45,134
Operating lease right-of-use assets, net	15,206
Other non-current assets	15,409
Cash and cash equivalents	53
Other current assets	601
Operating lease liabilities	(15,206)
Other current liabilities	(16,913)
Deferred tax liabilities	(11,284)
Total consideration in cash	33,000

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

4.    ACQUISITION AND DISPOSAL OF SUBSIDIARIES (CONTINUED)

Acquisitions in 2020 (continued)

LF Huahai

On September 11, 2020 and October 28, 2020, the Company through its subsidiaries, SH Shilian and VNET Venus International Investment Limited (“VNET Venus”), acquired 69.93% and 30.07% equity interests in LF Huahai at a total cash consideration of RMB59,500 and RMB25,500, respectively. The purpose is to establish a new data center with the acquired property. As LF Huahai does not possess all the elements that are necessary to conduct normal operations as a business and had not yet commenced operations, such acquisition is accounted for as an acquisition of assets. Carrying amount of the net identifiable assets of LF Huahai as of the acquisition date were as follows:

RMB
Net assets acquired:
Operating permits (Note 9)	119,352
Operating lease right-of-use assets, net	183,174
Other non-current assets	27,524
Cash and cash equivalents	173
Other current assets	4,088
Other current liabilities	(35,600)
Operating lease liabilities	(183,873)
Deferred tax liabilities	(29,838)
Total consideration in cash	85,000

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

5.    ACCOUNTS AND NOTES RECEIVABLE, NET

Accounts and notes receivable and the allowance for doubtful debt consisted of the following:

	As of December 31,
	2020	2021
	RMB	RMB	US$
Accounts receivable	913,902	1,504,669	236,115
Notes receivable	2,252	948	150
Allowance for doubtful debt	(68,921)	(99,620)	(15,633)
	847,233	1,405,997	220,632

As of December 31, 2020 and 2021, all accounts and notes receivable were due from third party customers. An analysis of the allowance for doubtful debt was as follows:

	For the years ended December 31,
	2020	2021
	RMB	RMB	US$
Balance at beginning of the year	67,828	68,921	10,816
Cumulative adjustment for changes in accounting policy	2,740	—	—
Additional due to business combination	—	16,256	2,251
Additional provision charged to expense	2,393	14,990	2,352
Write-off of accounts receivable	(4,040)	(547)	(86)
Balance at the end of the year	68,921	99,620	15,633

6.    SHORT-TERM INVESTMENTS

Short-term investments consisted of the following as of December 31, 2020 and 2021:

	As of December 31,
	2020	2021
	RMB	RMB	US$
Time deposits	285,872	—	—

The Company recorded interest income related to its short-term investments amounting to RMB8,687, RMB5,712 and RMB894 (US$140) for the years ended December 31, 2019, 2020 and 2021, respectively, in the consolidated statements of operations.

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

7.    PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2020	2021
	RMB	RMB	US$
Prepaid expenses	884,156	942,990	147,975
Tax recoverable	879,237	964,262	151,313
Deposits	31,774	68,887	10,809
Loan to third parties	19,107	17,492	2,745
Staff advances	968	1,561	245
Interest receivables	1,484	728	114
Others	49,458	53,991	8,472
	1,866,184	2,049,911	321,673

Prepaid expenses mainly represented the unamortized portion of prepayments made to Microsoft for the cloud computing services, the prepayments to telecommunication operators for bandwidth, data centers or cabinets and the prepayments for office expense.

8.    PROPERTY AND EQUIPMENT, NET

Property and equipment, including those held under finance leases, consisted of the following:

	As of December 31,
	2020	2021
	RMB	RMB	US$
At cost:
Property	1,511,429	1,778,377	279,066
Leasehold improvements	2,609,828	3,302,883	518,294
Computer and network equipment	4,899,577	5,923,149	929,471
Optical fibers	142,723	142,723	22,396
Office equipment	26,845	32,561	5,110
Motor vehicles	2,668	3,959	621
	9,193,070	11,183,652	1,754,958
Less: Accumulated depreciation	(3,285,138)	(4,206,943)	(660,160)
	5,907,932	6,976,709	1,094,798
Construction-in-progress	2,234,286	3,239,407	508,334
Impairment	(35,793)	(123,697)	(19,411)
Property and equipment, net	8,106,425	10,092,419	1,583,721

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

8.    PROPERTY AND EQUIPMENT, NET (CONTINUED)

Depreciation expense was RMB696,528, RMB908,387 and RMB1,164,725 (US$182,771) for the years ended December 31, 2019, 2020 and 2021, respectively, and were included in the following captions:

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Cost of revenues	644,108	850,746	1,107,655	173,815
Sales and marketing expenses	2,107	2,399	963	151
General and administrative expenses	30,110	29,711	23,186	3,639
Research and development expenses	20,203	25,531	32,921	5,166
	696,528	908,387	1,164,725	182,771

The carrying amounts of the Company’s property and equipment held under finance leases at respective balance sheet dates were as follows:

	As of December 31,
	2020	2021
	RMB	RMB	US$
Property	921,970	993,158	155,848
Computer and network equipment	1,019,588	823,625	129,245
Optical fibers	137,924	137,924	21,643
	2,079,482	1,954,707	306,736
Less: Accumulated depreciation	(661,796)	(629,927)	(98,849)
	1,417,686	1,324,780	207,887
Construction-in-progress	92,545	—	—
Impairment	(17,613)	(17,377)	(2,727)
	1,492,618	1,307,403	205,160

Depreciation of property, computer and network equipment and optical fibers under finance leases was RMB216,664, RMB255,458 and RMB274,052 (US$43,005) for the years ended December 31, 2019, 2020 and 2021, respectively.

The carrying amounts of property and equipment pledged by the Company to secure borrowings (Note 14) granted to the Company at the respective balance sheet dates were as follows:

	As of December 31,
	2020	2021
	RMB	RMB	US$
Property	264,784	253,979	39,855
Leasehold improvements	90,947	160,959	25,258
Computer and network equipment	40,871	159,909	25,093
Office equipment	—	660	104
Construction-in-progress	238,771	—	—

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

9.    INTANGIBLE ASSETS, NET

The following table presented the Company’s intangible assets as of the respective balance sheet dates:

		Radio									Internal
	Purchased	spectrum	Operating	Technology	Customer		Supplier	Trade	Customer	Non-Complete	use
	software	license	Permits	Platform	relationships	Licenses	relationships	names	contract	Agreement	software	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Intangible assets,Cost December 31, 2020	154,617	126,049	375,283	10,250	238,184	5,772	39,053	116,266	109,717	1,800	47,480	1,224,471
Accumulated Amortization 2020	(112,715)	(73,543)	(8,325)	(10,250)	(174,998)	(2,658)	(28,132)	(37,302)	(46,611)	(1,800)	(31,288)	(527,622)
Impairment	—	(38,654)	—	—	—	—	—	—	—	—	—	(38,654)
Intangible assets, Net December 31, 2020	41,902	13,852	366,958	—	63,186	3,114	10,921	78,964	63,106	—	16,192	658,195
Intangible assets, Cost December 31, 2021	177,421	123,167	625,129	38,050	257,183	5,772	39,053	116,266	109,717	1,800	58,902	1,552,460
Accumulated Amortization 2021	(122,239)	(74,056)	(24,830)	(12,777)	(203,356)	(3,043)	(31,206)	(43,115)	(55,897)	(1,800)	(42,036)	(614,355)
Impairment	—	(37,770)	—	—	—	—	—	—	—	—	—	(37,770)
Intangible assets, Net December 31, 2021	55,182	11,341	600,299	25,273	53,827	2,729	7,847	73,151	53,820	—	16,866	900,335
Intangible assets, Net December 31, 2021 (US$)	8,659	1,780	94,200	3,966	8,447	428	1,231	11,479	8,446	—	2,646	141,282

Radio spectrum license represented the spectrum license awarded by the Hong Kong Telecommunication Authority. Operating permits relate to the government authorized high-capacity utilities from the assets acquisitions (Note 4). Customer relationships relate to the relationships that arose as a result of existing customer agreements acquired and is derived from the estimated net cash flows that are expected to be derived from the expected renewal of these existing customer agreements after subtracting the estimated net cash flows from other contributory assets. Licenses mainly represented the telecommunication service license in relation to virtual private network services. Supplier relationships relate to the relationships that arose as a result of existing bandwidth supply agreements with certain network operators, which were valued using a replacement cost method given the relative ease of replacement. Trade names mainly relate to the trade names of Dermot Entities. Customer contract related to existing customer agreements acquired and is derived from the estimated net cash flows that are expected to be derived over the contractual period of the existing customer agreements after subtracting the estimated net cash flows from other contributory assets. Technology platform relates to the TenxCloud Cloud Native Application Platform and Kubedata platform from acquisition of BJ TenxCloud (Note 4) in 2021 and platform software from acquisition of iJoy BVI in 2013.

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

9.   INTANGIBLE ASSETS, NET (CONTINUED)

The intangible assets are amortized using the straight-line method, which is the Company’s best estimate of how these assets will be economically consumed over their respective estimated useful lives ranging from 1 to 36 years.

Amortization expenses were approximately RMB71,028, RMB72,690 and RMB94,751 (US$14,868) for the years ended December 31, 2019, 2020 and 2021, respectively.

The annual estimated amortization expenses for the intangible assets for each of the next five years are as follows:

	RMB	US$
2022	101,092	15,864
2023	84,724	13,295
2024	53,751	8,435
2025	33,932	5,325
2026	34,956	5,485
	308,455	48,404

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

10.   LAND USE RIGHTS, NET

Land use rights held by the Company represent operating lease prepayments and are amortized over the remaining term of the respective rights.

	As of December 31,
	2020	2021
	RMB	RMB	US$
Cost	278,138	368,101	57,763
Accumulated amortization	(22,765)	(30,866)	(4,843)
Land use rights, net	255,373	337,235	52,920

The carrying amounts of land use rights pledged by the Company to secure borrowings (Note 14) granted to the Company at the respective balance sheet dates were as follows:

	As of December 31,
	2020	2021
	RMB	RMB	US$
Land use rights	141,000	135,821	21,313

11.    GOODWILL

The changes in the carrying amount of goodwill were as follows:

	For the years ended December 31,
	2020	2021
	RMB	RMB	US$
Balance as of January 1	989,530	994,993	156,136
Additions	5,463	344,664	54,085
Balance as of December 31	994,993	1,339,657	210,221

As of December 31, 2019, 2020 and 2021, the Company has performed assessment and no impairment loss was recorded.

12.   LONG-TERM INVESTMENTS, NET

The Company’s long-term investments consisted of the following:

	As of December 31,
	2020	2021
	RMB	RMB	US$
Equity investments without readily determinable fair values	17,137	17,137	2,689
Equity method investments	116,667	79,506	12,476
Available-for-sale debt investments	1,713	1,600	251
	135,517	98,243	15,416

Equity investments without readily determinable fair values

The Company disposed equity investments without readily determinable fair value at a consideration of RMB13,500 and nil in 2020 and 2021, respectively.

The investment income comprised of dividend income of RMB461, RMB607 and RMB659 (US$103), and disposal gain of RMB5,536, RMB257 and nil for the years ended December 31, 2019, 2020 and 2021, respectively.

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

12.   LONG-TERM INVESTMENTS, NET (CONTINUED)

Equity investments without readily determinable fair values (continued)

The Company recorded an impairment loss of long-term investment amounting nil, RMB13,030 and nil for the years ended December 31, 2019, 2020 and 2021, respectively.

Equity method investments:

				Increase (decrease)
				during
				the year ended
	As of December 31, 2019			December 31, 2020			As of December 31, 2020
		Share	Investments		Share	Distribution/derecognize		Share	Investments
	Cost of	equity	in equity	Cost of	equity gain	of share	Cost of	equity gain	in equity
	investments	gain (loss)	investee	investments	(loss)	equity (gain) loss	investments	(loss)	investee
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Yizhuang Fund	101,000	7,152	108,152	—	12,254	(17,723)	101,000	1,683	102,683
Shihua DC Holdings	29,068	(29,068)	—	(29,068)	—	29,068	—	—	—
Jingliang Inter Cloud	6,000	(1,928)	4,072	—	(903)	—	6,000	(2,831)	3,169
Jingliang Century Cloud	4,000	—	4,000	—	—	—	4,000	—	4,000
ZJK Energy	5,907	(1,945)	3,962	—	(803)	—	5,907	(2,748)	3,159
WiFire Entities	20,000	(20,000)	—	—	—	—	20,000	(20,000)	—
Qidi Chengxin	3,930	—	3,930	—	(274)	—	3,930	(274)	3,656
	169,905	(45,789)	124,116	(29,068)	10,274	11,345	140,837	(24,170)	116,667

				Increase (decrease)
				during
				the year ended
	As of December 31, 2020			December 31, 2021			As of December 31, 2021
		Share	Investments		Share			Share	Impairment	Investments	Investments
	Cost of	equity	in equity	Cost of	equity gain	Impairment of	Cost of	equity gain	of	in equity	in equity
	investments	gain (loss)	investee	investments	(loss)	investment	investments	(loss)	investment	investee	investee
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$
Yizhuang Fund	101,000	1,683	102,683	—	(33,968)	—	101,000	(32,285)	—	68,715	10,783
Jingliang Inter Cloud	6,000	(2,831)	3,169	—	(2,182)	—	6,000	(5,013)	—	987	155
Jingliang Century Cloud	4,000	—	4,000	—	—	—	4,000	—	—	4,000	628
ZJK Energy	5,907	(2,748)	3,159	—	(1,068)	—	5,907	(3,816)	—	2,091	328
WiFire Entities	20,000	(20,000)	—	—	—	—	20,000	(20,000)	—	—	—
Qidi Chengxin	3,930	(274)	3,656	—	57	—	3,930	(217)	—	3,713	582
BJ Chaohulian	—	—	—	5,000	(1,505)	(3,495)	5,000	(1,505)	(3,495)	—	—
	140,837	(24,170)	116,667	5,000	(38,666)	(3,495)	145,837	(62,836)	(3,495)	79,506	12,476

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

12.   LONG-TERM INVESTMENTS, NET (CONTINUED)

Equity method investments (continued):

The Company through its subsidiary, VNET Beijing, entered into an agreement to invest in the Yizhuang Venture Investment Fund (“Yizhuang Fund”) as a limited partner since April 2012 with capital injection of RMB101,000 and held 27.694% of the investee as of December 31, 2019, 2020 and 2021. Given the Company holds more than three percent interest in the Yizhuang Fund as a limited partner, the investment is accounted for under the equity method as prescribed in ASC Subtopic 323-10, Investments – Equity Method (“ASC 323-10”). In December 2020 and 2021, the Company received distribution from Yizhuang Fund as return on investments with an amount of RMB17,723 and nil, respectively.

In September 2017, after the disposal of 66.67% equity interest in the WiFire Entities, the Company held the remaining 33.33% equity interest in the WiFire Entities, which is accounted for equity method investment at fair value at the disposal date. As of December 31, 2021, the equity method investment balance is reduced to nil after the pickup of loss in the WiFire Entities.

In January 2018, the Company through its subsidiary, VNET Beijing, and a third company jointly set up Beijing Jingliang Interconnected Cloud Technology Inc. (“Jingliang Inter Cloud”) and Jingliang Century Cloud Technology Inc. (“Jingliang Century Cloud”). The Company injected capital of RMB6,000 and RMB4,000 and the Company held 60% and 40% of equity interest in Jingliang Inter Cloud and Jingliang Century Cloud, respectively. Based on the article of association, the Company cannot exercise control over relevant activities of the investee, but it has the ability to exercise significant influence over Jingliang Inter Cloud’s operation and financial decisions.

In December 2019, the Company through its subsidiary, VNET Beijing, and a third company jointly set up Chengdu Qidi Chengxin Education Limited (“Qidi Chengxin”). The Company injected capital of RMB3,930 and hold 59% of equity interest in Qidi Chengxin. Based on the article of association, the Company cannot exercise control over relevant activities of the investee, but it has the ability to exercise significant influence over operation and financial decisions.

In January, 2021, the Company through its subsidiary, VNET Beijing, and two third parties jointly set up Beijing Super Internet Technology Research Institute Co., Ltd. (“BJ Chaohulian”). The Company injected capital of RMB5,000 and hold 30% of equity interest in BJ Chaohulian. As of December 31, 2021, the equity method investment balance is reduced to nil after the Company pickup of loss amounting to RMB1,505 (US$236) and recorded impairment of investment amounting to RMB3,495 (US$548).

13.   OTHER NON- CURRENT ASSETS

As of December 31, 2020 and 2021, other non-current assets included prepayment for acquisition of datacenters and purchase of property and equipment amounting to RMB1,277,027 and RMB1,704,221 (US$267,429), which consist of 85% and 87% of other non-current assets, respectively.

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

14.  BORROWINGS

Borrowings were as follows as of the respective balance sheet dates:

	As of December 31,
	2020	2021
	RMB	RMB	US$
Short-term bank borrowings	34,000	—	—
Long-term bank borrowings, current portion	68,500	230,805	36,218
Other long-term borrowings, current portion	111,828	153,353	24,065
	214,328	384,158	60,283
Long-term bank borrowings, non-current portion	605,119	1,891,797	296,864
Other long-term borrowings, non-current portion	281,877	323,218	50,720
Total borrowings	1,101,324	2,599,173	407,867

The short-term borrowings outstanding as of December 31, 2020 and 2021 bore a weighted average interest rate of 4.46% and 5.22% per annum, respectively, and were denominated in RMB. These borrowings were obtained from financial institutions and have terms of one year. The long-term borrowings (including current portion) outstanding as of December 31, 2020 and 2021 bore a weighted average interest rate of 5.61% and 5.31% per annum, respectively, and were denominated in RMB. These loans were obtained from financial institutions located in the PRC.

As of December 31, 2020 and 2021, unused loan facilities for bank and other borrowings amounted to RMB1,574,556 and RMB1,217,835 (US$191,105), respectively.

Borrowings as of December 31, 2020 and 2021 were secured by the following:

December 31, 2020

Short-term bank borrowings	Secured by
(RMB)
34,000	Unsecured borrowings.

Long-term borrowings (including current portion)	Secured by
(RMB)
404,781	Secured by subsidiary’s property and equipment and land-use right with net book value of RMB505,004 and RMB40,034, respectively (Note 8/Note 10).
271,861	Secured by a subsidiary’s property and equipment and land-use right with net book value of RMB130,369 and RMB100,966, respectively (Note 8/Note 10), and a subsidiary’s stock.
190,682	Unsecured borrowing.
100,000	Secured by a subsidiary’s stock and the restricted cash of RMB104,400.
100,000	Secured by a subsidiary’s stock.
1,067,324

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

14.  BORROWINGS (CONTINUED)

December 31, 2021

Long-term borrowings (including current portion)	Secured by
(RMB)
1,334,065	Secured by a subsidiary’s stock.
416,967	Secured by a subsidiary’s land-use right with net book value of RMB24,460 (US$3,838) (Note 10).
267,171	Secured by a subsidiary’s property and equipment and land-use right with net book value of RMB124,214 (US$19,492) and RMB96,201 (US$15,096), respectively (Note 8/Note 10), and a subsidiary’s stock.
212,302	Secured by a subsidiary’s property and equipment with net book value of RMB262,740 (US$41,230) (Note 8), and a subsidiary’s stock.
40,500	Secured by a subsidiary’s property and equipment and land-use right with net book value of RMB188,553 (US$29,588) and RMB15,160 (US$2,379), respectively (Note 8/Note 10).
328,168	Unsecured borrowing.
2,599,173

15.  ACCRUED EXPENSES AND OTHER PAYABLES

The components of accrued expenses and other payables were as follows:

	As of December 31,
	2020	2021
	RMB	RMB	US$
Payables for purchase of property, equipment and software	1,148,742	1,464,086	229,747
Payroll and welfare payables	204,732	288,613	45,290
Share consideration due to the original shareholders for business combination (Note 4)	—	214,577	33,672
Accrued service fees	47,572	62,498	9,807
Liability classified share-based payments (Note 4)	—	55,156	8,655
Payables for office supplies and utilities	38,485	54,056	8,483
Payables for acquisitions	47,805	47,805	7,502
Value-added tax and other taxes payable	10,473	25,092	3,938
Amounts due to the original shareholders for acquired entities*	66,466	21,560	3,383
Interest payables	37,799	3,595	564
Others	29,489	61,051	9,579
	1,631,563	2,298,089	360,620

* This represented the balance of unpaid cash consideration and the payables in other current liabilities due to original shareholders related to the acquisition of SH Shuzhong (Note 4) and Zhongke Zijing (Note 4).

VNET GROUP, INC.

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

	As of December 31,
	2020	2021
Weighted average remaining lease term:
Operating lease	12.2 years	10.8 years
Finance lease	14.6 years	17.7 years

Weighted average discount rate:
Operating lease	6.56%	7.01%
Finance lease	8.63%	7.27%

Lease cost for finance leases capitalized were immaterial for the years ended December 31, 2019, 2020 and 2021.

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Lease cost
Finance lease cost:
Depreciation	216,664	255,458	274,052	43,005
Interest expenses	120,185	130,196	124,567	19,547
Operating lease cost	214,795	478,805	568,044	89,138
Total lease cost	551,644	864,459	966,663	151,690

Short-term lease cost and variable lease cost for operating leases and finance leases were immaterial for the years ended December 31, 2019, 2020 and 2021.

Other information related to leases was as follows:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash payments for operating leases	193,174	477,189	593,615	93,151
Financing cash payments for finance leases	333,614	376,232	579,660	90,961

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

16.  LEASES (CONTINUED)

Future lease payments under operating leases and finance leases as of December 31, 2021 were as follows:

	Operating Leases		Finance Leases
	RMB	US$	RMB	US$
2022	625,680	98,183	326,413	51,221
2023	486,679	76,371	234,013	36,722
2024	437,331	68,627	137,267	21,540
2025	404,703	63,507	95,157	14,932
2026	355,216	55,741	96,757	15,183
2027 and thereafter	2,032,828	318,995	1,722,737	270,335
Total future lease payments	4,342,437	681,424	2,612,344	409,933
Less: Imputed interest	(1,450,385)	(227,598)	(1,248,561)	(195,926)
Present value of future lease payments *	2,892,052	453,826	1,363,783	214,007

*     Present value of future operating lease payments consisted of current portion of operating lease liabilities and non-current portion of operating lease liabilities, amounting to RMB607,997 (US$95,408) and RMB2,284,055 (US$358,418) for the year ended December 31, 2021, respectively.

      Present value of future finance lease payments consisted of current portion of finance lease liabilities and non-current portion of finance lease liabilities, amounting to RMB244,032 (US$38,294) and RMB1,119,751 (US$175,713) for the year ended December 31, 2021, respectively.

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

17.  BONDS PAYABLE

On April 15, 2019, the Company issued and sold bonds with an aggregate principal amount of US$300,000 at a coupon rate of 7.875% per annum (“2021 Notes”). The 2021 Notes has matured on October 15, 2021. The 2021 Notes were listed and quoted on the SGX-ST. Interest on the 2021 Notes is payable semi-annually in arrears on April 15 and October 15 in each year, beginning from October 15, 2019.

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

On October 4, 2021, the Company repaid the outstanding 2021 Notes with principal amount of US$300,000.

The following table summarizes the aggregate required repayments of the principal amounts of the Company’s long-term borrowings, including bank and other borrowings (Note 14) in the succeeding five years and thereafter:

	RMB	US$
For the years ending December 31,
2022	408,194	64,055
2023	358,279	56,222
2024	347,990	54,607
2025	367,776	57,712
2026	279,825	43,911
2027 and thereafter	891,338	139,870

VNET GROUP, INC.

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

For dividends on cumulative preferred stock classified in permanent equity, dividends are not recognized until declared by the Board of Directors. RMB28,637 (US$4,494) dividend was declared by the Company on the conversion date.

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

VNET GROUP, INC.

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

The Company early adopted ASU 2020-06, Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40), Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), starting on January 1, 2021 using modified retrospective transition method applied to those transactions outstanding as of January 1, 2021. The impact of adoption of ASU 2020-06 was immaterial for Series A Preferred Shares.

On March 1, 2021, 150,000 Series A Preferred Shares all has been converted into 54,507,816 Class A Ordinary Shares at the conversion price US$17.00 per ADS.

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

19.  CONVERTIBLE PROMISSORY NOTES

2025 Convertible Notes

During the year ended December 31, 2020, the Company entered into agreements with a group of investors led by Goldman Sachs Asia Strategic Pte. Ltd. (the “Purchasers”) to issue the Company’s convertible promissory note (the “2025 Convertible Notes”) for total gross proceeds of US$200,000. The 2025 Convertible Notes will mature in five years and, bear interest at the rate of 2% per annum from the issuance date which will be payable semiannually in arrears in cash.

Conversion

Purchasers have the option to convert all or a portion of the outstanding 2025 Convertible Notes and any accrued and unpaid interest, into ADSs at the conversion price at any time. The conversion price will initially be US$12.00 per ADS or will be subject to customary adjustments when the decrease in VWAP exceeds certain threshold. In addition, the conversion price will be adjusted in the event when the Company makes certain dilutive issuances of shares.

Redemption upon maturity

Unless previously redeemed or converted, the Company shall redeem the 2025 Convertible Notes on the maturity date in an amount equal to the sum of (i) 115% of the then outstanding principal amount of the 2025 Convertible Notes and (ii) the interest accrued but unpaid on the maturity date. The Company may not redeem the 2025 Convertible Notes at its option prior to the maturity date.

Early redemption at the option of the Purchasers

If any portion of the outstanding principal amount of the 2025 Convertible Notes has not been converted by the third anniversary of the date of issuance of the 2025 Convertible Notes, the Purchasers at their sole discretion will have the right to require the Company to redeem, in whole or in part, the outstanding principal amount of the 2025 Convertible Notes which has not been converted previously in an amount equal to the sum of (i) 109% of the outstanding principal amount and (ii) the interest accrued but unpaid on the outstanding principal amount.

The Company elected to account for the 2025 Convertible Notes at fair value as a whole. Issuance costs including underwriting commissions and offering expenses were approximately RMB18,932, which were recognized in earnings as incurred.

During the year ended December 31, 2020 and 2021, Purchasers of the 2025 Convertible Notes exercised the right to convert 23,710,140 and 42,401,010 newly issued Class A ordinary shares at the conversion price of US$12 per ADS. Upon conversion, the fair value of converted portion was RMB720,547 and RMB1,639,806 (US$257,321), respectively. Issuance costs were approximately RMB2,939 and nil, respectively, which were credited to capital accounts with the changes in the fair value up to the conversion date recorded in earning.

The interest expense on the convertible promissory was recorded based on the stated rate of 2% in the interest expense within the consolidated statements of operations. For the years ended December 31, 2020 and 2021, the interest expense was RMB18,880 and RMB9,703 (US$1,523), respectively.

As of December 31, 2020 and 2021, the fair value of the remaining 2025 Convertible Notes was RMB3,014,057 and RMB513,754 (US$80,619), respectively. The changes in fair value (loss) gain of convertible promissory notes of RMB(2,544,220) and RMB829,149 (US$130,112) were recognized in the changes in the fair value of convertible promissory notes in the consolidated statement of operations for the year ended December 31, 2020 and 2021, respectively. The fair value changes related to instrument-specific credit risk is nil and nil for the years ended December 31, 2020 and 2021, respectively.

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

19.  CONVERTIBLE PROMISSORY NOTES (CONTINUED)

2026 Convertible Notes

In January 2021, the Company issued US$600,000 principal amount 0.00% convertible senior notes including US$75,000 sold upon the exercise of the over-allotment option (the “2026 Convertible Notes”). The 2026 Convertible Notes will mature on February 1, 2026 unless redeemed, repurchased or converted prior to such date.

Holders may convert their 2026 Convertible Notes at their option prior to the close of business on the business day immediately preceding August 1, 2025 only under the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending on June 30, 2021 (and only during such calendar quarter), if the last reported sale price of ADSs’, each representing six Class A ordinary shares of the Company, par value US$0.00001 per share, for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day; (2) during the five business day period after any ten consecutive trading day period in which the trading price per US$1,000 principal amount of the 2026 Convertible Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of the ADSs and the conversion rate on each such trading day; (3) if the Company calls the 2026 Convertible Notes for a tax or optional redemption; or (4) upon the occurrence of specified corporate events. On or after August 1, 2025 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert their 2026 Convertible Notes at any time. Upon conversion, the Company will pay or deliver, as the case may be, cash, ADSs, or a combination of cash and ADSs, at its election. If the Company satisfies its conversion obligation solely in cash or through payment and delivery, as the case may be, of a combination of cash and ADSs, the amount of cash and ADSs, if any, due upon conversion will be based on a daily conversion value calculated on a proportionate basis for each trading day in a 40 trading day observation period.

The initial conversion rate of the 2026 Convertible Notes is 18.3574 of the Company’s ADS per US$1,000 principal amount of the 2026 Convertible Notes (which is equivalent to an initial conversion price of approximately US$54.47 per ADS). The conversion rate will be subject to adjustment in some events. In addition, following certain corporate events that occur prior to the maturity date, if a make-whole fundamental change occurs prior to the maturity date of the 2026 Convertible Notes, or under certain circumstances upon a tax redemption or the Company’s optional redemption, the Company will, in certain circumstances, increase the conversion rate for a holder who elects to convert its 2026 Convertible Notes in connection with such corporate event, such make-whole fundamental change or such notice of tax redemption or notice of optional redemption, as the case may be. Upon conversion, the Company will pay or deliver, as the case may be, cash, ADSs (plus cash in lieu of a fractional ADS) or a combination of cash and ADSs, at its election. The conversion option may be settled in cash, ADSs, or a combination of cash and ADSs at the Company’s option.

The Company may not redeem the 2026 Convertible Notes prior to February 6, 2024 unless certain tax-related events occur. On or after February 6, 2024 and on or prior to the 40th scheduled trading day immediately before the maturity date, the Company may redeem for cash all or part of the 2026 Convertible Notes, at its option, if the last reported sale price of the Company’s ADSs has been at least 130% of the conversion price then in effect on (i) each of at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period ending on, and including, the trading day immediately prior to the date the Company provides notice of redemption; and (ii) the trading day immediately preceding the date the Company sends such notice. Holders of the notes have the right to require the Company to repurchase for cash all of their 2026 Convertible Notes, or any portion of the principal thereof, on February 1, 2024 or in the event of certain fundamental changes. The redemption price will equal 100% of the principal amount of the 2026 Convertible Notes to be redeemed, plus any accrued and unpaid special interest, if any, to, but not including, the redemption date. No sinking fund is provided for the 2026 Convertible Notes.

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

19.  CONVERTIBLE PROMISSORY NOTES (CONTINUED)

2026 Convertible Notes (Continued)

ASU 2020-06 simplified an issuer’s accounting for convertible instrument by eliminating the cash conversion and beneficial conversion feature models in ASC 470-20, Debt with Conversion and Other Options, that requires separate accounting for such conversion features. Results for reporting periods beginning after January 1, 2021 are presented under ASU 2020-06, while prior period amounts have not been adjusted and continue to be reported in accordance with historic accounting. The impact of adopting the new guidance was not material to consolidated financial statements and there was no adjustment to beginning retained earnings on January 1, 2021.

The 2026 Convertible Notes was accounted for as one unit of liability account using amortized cost method under ASU 2020-06, with no embedded derivative features being bifurcated.

The gross proceeds from issuance of the 2026 Convertible Notes were US$600,000. Debt issuance costs including underwriting commissions and offering expenses were approximately US$13,841, which were presented as deduction from liability and amortized into interest expense over the remaining period of 5 years. As of December 31, 2021, the net carrying amount of the 2026 Convertible Notes was RMB3,753,197 (US$588,959). For the year ended December 31, 2021, the coupon interest expense was nil and the amortization of debt discount and issuance costs was RMB16,216 (US$2,544). The effective interest rate was 0.47% for the year ended December 31, 2021.

20.  DEFERRED GOVERNMENT GRANTS

During the years ended December 31, 2019, 2020 and 2021, the Company received nil, nil and nil respectively, in government grants from the relevant PRC government authorities for the use in construction of property and equipment. These grants are initially deferred and subsequently recognized in the consolidated statements of operations when the Company has complied with the conditions or performance obligations attached to the related government grants, if any, and the grants are no longer refundable. Grants that subsidize the construction cost of property and equipment are amortized over the life of the related assets as a reduction of the associated depreciation expense.

Movements of deferred government grants were as follows:

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Balance at beginning of the year	15,792	8,501	6,174	969
Recognized as a reduction of depreciation expense	(7,291)	(2,327)	(1,806)	(284)
Balance at end of the year	8,501	6,174	4,368	685

21.  TREASURY STOCK

For the years ended December 31, 2019, 2020 and 2021, the Company repurchased the number of 242,830, nil and nil ADSs pursuant to the share repurchase plans.

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

22.  ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The changes in accumulated other comprehensive income (loss) by component, net of tax of nil, were as follows:

Foreign currency
translation
RMB
Balance as of January 1, 2019	85,979
Current year other comprehensive loss	(8,075)
Balance as of December 31, 2019	77,904
Current year other comprehensive loss	(133,439)
Balance as of December 31, 2020	(55,535)
Current year other comprehensive loss	(34,908)
Balance as of December 31, 2021	(90,443)
Balance as of December 31, 2021, in US$	(14,192)

23.  MAINLAND CHINA EMPLOYEE CONTRIBUTION PLAN

As stipulated by the regulations of the PRC, full-time employees of the Company in the PRC participate in a government-mandated multiemployer defined contribution plan organized by municipal and provincial governments. Under the plan, certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Company is required to make contributions to the plan based on certain percentages of employees’ salaries. The total expenses for the plan were RMB121,266, RMB77,982 and RMB158,673 (US$24,899) for the years ended December 31, 2019, 2020 and 2021, respectively.

24.  SHARE-BASED COMPENSATION

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

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

24.  SHARE-BASED COMPENSATION (CONTINUED)

(a)	Option granted to employees (continued)

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

(b)Shares granted to management

The Company granted 464,120, 314,842 and 3,534,767 RSUs in 2019, 2020 and 2021, respectively, with performance conditions whereby a predetermined number will vest upon the assignment of an annual performance review in accordance with predetermined performance targets for the grantees over a one or four-year period. As it is probable for the Company to estimate the annual performance review ratings for the individual grantees, the Company recognized the related compensation expenses using the accelerated recognition method.

The Company granted 64,000, 1,848,701 and 298,454 RSUs in 2019, 2020 and 2021, respectively, with performance conditions whereby a predetermined number will vest upon with the achievement of predetermined operation performance targets for the Company. As it is probable for the Company to estimate the operation performance for the Company, the Company recognized the related compensation expenses using the accelerated recognition method.

The Company granted 16,000, nil and nil RSUs in the years ended 2019, 2020 and 2021, respectively, with market conditions whereby a predetermined number will vest upon with the achievement of predetermined share price targets for the Company. The probability to achieve market condition is reflected in the grant date fair value of the award and thus compensation cost is recognized when the requisite service is rendered using the accelerated method.

The compensation expenses related to remaining unvested share options shall be recognized over the remaining requisite service period or the performance review period. As of December 31, 2021, options to purchase 362,004 of ordinary shares were outstanding.

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

24.  SHARE-BASED COMPENSATION (CONTINUED)

(b)Shares granted to management (continued)

The following table summarized the Company’s employee share option activity under the 2010 Plan:

			Weighted
		Weighted	average
		average	remaining	Aggregate
	Number of	exercise	contractual	intrinsic
	options	price	term	value
		(US$)	(Years)	(US$)
Outstanding, January 1, 2021	508,866	0.33	0.8	—
Exercised	(86,862)	0.73	—	—
Forfeited	(60,000)	0.70	—	—
Outstanding, December 31, 2021	362,004	0.17	0.01	482
Vested and expected to vest at December 31, 2021	362,004	0.17	0.01	482
Exercisable as of December 31, 2021	362,004	0.17	0.01	482

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the fair value of the underlying stock at each reporting date, for those awards that have an exercise price below the estimated fair value of the Company’s shares. As of December 31, 2021, the Company had options outstanding to purchase an aggregate of 362,004 shares with an exercise price below the fair value of the Company’s shares, resulting in an aggregate intrinsic value of RMB3,072 (US$482).

The aggregate fair value of the outstanding options at the grant date was determined to be RMB4,701 (US$738) as of December 31, 2021 and such amount is recognized as share-based compensation expenses using the straight-line method for all employee share options granted with graded vesting based on service conditions and the accelerated method for share options granted with graded vesting based on performance conditions. The total fair value of share options exercised during the years ended December 31, 2019, 2020 and 2021 was US$42, US$594 and US$122, respectively. The aggregate intrinsic value of options exercised during the years ended December 31, 2019, 2020 and 2021 was US$22, US$2,336, and US$67, respectively.

As of December 31, 2021, the Company has recorded all the share-based compensation expenses in relation to outstanding share options.

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

24.  SHARE-BASED COMPENSATION (CONTINUED)

(b)Shares granted to management (continued)

The following table summarized the Company’s RSUs activity under the 2014 and 2020 Plan:

		Weighted	Weighted
		average	average	Aggregate
	Number of	grant date	remaining	intrinsic
	RSUs	fair value	contractual life	value
		(US$)	(Years)	(US$)
Unvested, January 1, 2021	4,092,457	14.95	8.2	—
Granted	3,833,221	12.31	—	—
Vested	(3,768,186)	11.32	—	—
Forfeited	(1,349,363)	17.34	—	—
Unvested, December 31, 2021	2,808,129	14.18	7.4	25,357

Share-based compensation expenses for RSUs are measured based on the closing fair market value of the Company’s ADS on the date of grant and the reporting date for liability classified RSUs, respectively. The aggregate fair value of the unvested RSUs as of December 31, 2021 was RMB161,590 (US$25,357), and such amount is recognized as share-based compensation expenses using the straight-line method for the RSUs with graded vesting based on service conditions and the accelerated method for the RSUs with graded vesting based on performance conditions, market conditions and share-settled bonuses. The weighted average grant date fair value of RSUs granted during the years ended December 31, 2019, 2020 and 2021 was US$7.67, US$22.62 and US$12.31, respectively. The total fair value of RSUs vested during the years ended December 31, 2019, 2020 and 2021 was US$6,185, US$3,866 and US$42,672, respectively.

As of December 31, 2021, there was RMB86,208 (US$13,528) of unrecognized share-based compensation expenses related to RSUs which is expected to be recognized over a weighted average vesting period of 1.6 years. Total unrecognized share-based compensation expenses may be adjusted for future changes when actual forfeitures incurred.

(c)	Share-based compensation due to business combination (Note 4)

For the year ended December 31, 2021, the Company recorded compensation cost of RMB55,156 (US$8,655) within the Company’s consolidated statements of operations. As of December 31, 2021, there was RMB114,522 (US$17,971) of unrecognized share-based compensation expenses.

Total share-based compensation expenses relating to share options, RSUs granted to employees and share-based compensation due to business combination recognized for the years ended December 31, 2019, 2020 and 2021 were as follows:

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Cost of revenues	1,884	15,251	13,713	2,152
Sales and marketing expenses	354	38,247	2,545	399
General and administrative expenses	40,501	82,672	292,947	45,970
Research and development expenses	1,177	634	10,805	1,696
	43,916	136,804	320,010	50,217

VNET GROUP, INC.

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

Hong Kong

Subsidiaries in Hong Kong are subject to Hong Kong profits tax rate of 16.5% for the years ended December 31, 2019, 2020 and 2021. Additionally, upon payments of dividends by the Company to its shareholders, no HK withholding tax will be imposed.

Taiwan

DYX Taiwan branch is incorporated in Taiwan and is subject to Taiwan profits tax rate of 20% for the years ended December 31, 2019, 2020 and 2021.

The PRC

The Company’s PRC subsidiaries are incorporated in the PRC and subject to the statutory rate of 25% on the taxable income in accordance with the Enterprise Income Tax Law (The “EIT Law”), which was effective since January 1, 2008, except for certain entities eligible for preferential tax rates.

Dividends, interests, rent or royalties payable by the Company’s PRC subsidiaries, to non-PRC resident enterprises, and proceeds from any such non-resident enterprise investor ‘s disposition of assets (after deducting the net value of such assets) shall be subject to 10% withholding tax, unless the respective non-PRC resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax.

VNET Beijing was qualified for a High and New Technology Enterprise (“HNTE”) since 2008 and is eligible for a 15% preferential tax rate. In October 2014, VNET Beijing obtained a new certificate and reapplied the certificate in October 2017 and 2020, with a validity term of three years. In accordance with the PRC Income Tax Laws, an enterprise awarded with the HNTE certificate may enjoy a reduced EIT rate of 15%. For the years ended December 31, 2019, 2020 and 2021, the tax rate for VNET Beijing was 15%, 15% and 15%, respectively.

In April 2011, Xi’an Sub, a subsidiary located in Shaanxi Province, was qualified for a preferential tax rate of 15% and started to apply this rate from then on. The preferential tax rate is awarded to companies that are located in West Regions of China which operate in certain encouraged industries. For the years ended December 31, 2019, 2020 and 2021, the tax rate assessed for Xi’an Sub was 15%, 15% and 15%, respectively.

In October 2015, SH Blue Cloud, a subsidiary located in Shanghai, was qualified for a HNTE and became eligible for 15% preferential tax rate. The certificate was reapplied in November 2018 and October 2021 with a validity term of three years. Accordingly, for the years ended December 31, 2019, 2020 and 2021, SH Blue Cloud enjoyed a preferential tax rate of 15%.

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

25.  TAXATION (CONTINUED)

Enterprise income tax (“EIT”) (continued)

The PRC (continued)

In November 2016, SZ DYX, a subsidiary located in Guangdong Province, was qualified for a HNTE and became eligible for 15% preferential tax rate effective for three consecutive years and the certificate was reapplied in November 2019 with a validity term of three years. Accordingly, for the years ended December 31, 2019, 2020 and 2021, SZ DYX enjoyed a preferential tax rate of 15%.

In December 2016, BJ TenxCloud, a subsidiary located in Beijing and the Company acquired in July 2021 (Note 4), was qualified for a HNTE and became eligible for 15% preferential tax rate effective for three consecutive years and the certificate was reapplied in December 2019 with a validity term of three years. Accordingly, for the years ended December 31, 2019, 2020 and 2021, BJ TenxCloud enjoyed a preferential tax rate of 15%.

In December 2019, SH Hesheng, a subsidiary located in Shanghai, in which the Company acquired 100% of the equity in November 2021 (Note 4), was qualified for a HNTE and became eligible for 15% preferential tax rate effective for three consecutive years. Accordingly, for the years ended December 31, 2019, 2020 and 2021, SH Hesheng enjoyed a preferential tax rate of 15%.

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

As of December 31, 2021, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. If the Company is deemed as a PRC tax resident, it will be subject to 25% PRC EIT under the New EIT Law on its worldwide income, meanwhile the dividend it receives from another PRC tax resident company will be exempted from 25% PRC income tax. The Company will continue to monitor changes in the interpretation or guidance of this law.

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

25.  TAXATION (CONTINUED)

Enterprise income tax (“EIT”) (continued)

The PRC (continued)

(Loss) income before income taxes consisted of:

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Non-PRC	(178,762)	(2,708,101)	675,369	105,980
PRC	2,953	137,178	(48,861)	(7,667)
	(175,809)	(2,570,923)	626,508	98,313

Income tax expenses comprised of:

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Current	(70,324)	(131,844)	(111,082)	(17,431)
Deferred	64,887	22,508	(325)	(51)
	(5,437)	(109,336)	(111,407)	(17,482)

The reconciliation of tax computed by applying the statutory income tax rate of 25% for the years ended December 31, 2019, 2020 and 2021 applicable to the PRC operations to income tax expenses were as follows:

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
(Loss) income before income taxes	(175,809)	(2,570,923)	626,508	98,313
Income tax benefits (loss) computed at applicable tax rates (25%)	43,952	642,731	(156,627)	(24,578)
Non-deductible expenses	(23,082)	(4,117)	(13,116)	(2,058)
Research and development expenses	19,688	32,777	45,122	7,081
Preferential rate	20,213	26,554	14,232	2,233
Current and deferred tax rate differences	(8,699)	(36,391)	26,115	4,098
International rate differences	(77,066)	(711,962)	120,678	18,937
Tax exempted income	754	1,087	14,536	2,281
Foreign Investment	—	(10,263)	(49,815)	(7,817)
Unrecognized tax benefits (expenses)	1,728	(58,449)	(12,338)	(1,936)
Change in valuation allowance	25,423	6,465	(79,733)	(12,512)
Prior year provision to return true up	(8,348)	2,232	(22,898)	(3,593)
Others	—	—	2,437	382
Income tax expenses	(5,437)	(109,336)	(111,407)	(17,482)

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

25.  TAXATION (CONTINUED)

Deferred Tax

The significant components of deferred taxes were as follows:

	As of December 31,
	2020	2021
	RMB	RMB	US$
Deferred tax assets
Non-current
Allowance for doubtful debt	39,886	46,360	7,275
Impairment of long-lived assets	13,467	40,289	6,322
Impairment of long-term investment	2,150	3,024	475
Accrued expense	24,986	16,836	2,641
Tax losses	171,211	262,209	41,146
Property and equipment	22,631	28,569	4,483
Intangible assets	5,765	5,773	906
Finance lease	390,925	386,849	60,705
Deferred government grant	1,357	1,046	164
Operating lease	292,210	623,074	97,774
Loss picked up on equity method investments	57,201	66,121	10,376
Valuation allowance	(170,104)	(261,960)	(41,107)

Total deferred tax assets, net of valuation allowance	851,685	1,218,190	191,160

Deferred tax liabilities
Non-current
Intangible assets	186,258	241,090	37,831
Property and equipment	143,873	139,566	21,901
Capitalized interest expense	19,339	28,604	4,489
Finance lease	313,102	306,598	48,112
Operating lease	292,210	623,074	97,774
Investment in subsidiaries	10,263	59,660	9,362
Gain picked up from equity method investments	252	—	—

Total non-current deferred tax liabilities	965,297	1,398,592	219,469

Net deferred tax assets (liabilities)	(113,612)	(180,402)	(28,309)
Analysis as:
Deferred tax assets	185,481	168,002	26,363
Deferred tax liabilities	299,093	348,404	54,672

Net deferred tax liabilities	(113,612)	(180,402)	(28,309)

As of December 31, 2021, the Company has net tax operating losses from its PRC subsidiaries and its Consolidated VIEs, as per filed tax returns, of RMB1,096,951 (US$172,136), which will expire at various times between 2022 and 2031 and the majority expiring by 2026, if not utilized.

As of December 31, 2021, the undistributed earnings of the Company’s PRC subsidiaries the Company intends to permanently reinvested were RMB1,428,251 (US$224,124). In 2021, other than these indefinitely reinvested amount, the Company has other operation or distribution plan for the new VIE, SH Zhiyan. As of December 31, 2021, the related deferred tax liability accrued was RMB59,660 (US$9,362).

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

25.  TAXATION (CONTINUED)

Unrecognized Tax Benefits

As of December 31, 2020 and 2021, the Company recorded unrecognized tax benefits of RMB68,696 and RMB77,573 (US$12,173), respectively.

The unrecognized tax benefits and its related interest are primarily related to non-deductible expenses and accrued expenses. RMB61,711 of the total unrecognized tax benefits, ultimately recognized, will impact the effective tax rate. It is possible that the amount of uncertain tax benefits will change in the next 12 months, however, an estimate of the range of the possible outcomes cannot be made at this time.

A roll-forward of unrecognized tax benefits principle was as follows:

	For the years ended December 31,
	2020	2021
	RMB	RMB	US$
Balance at beginning of year	1,722	62,584	9,821
Reversal based on tax positions related to prior years	(629)	(170)	(27)
Additions based on tax positions related to the current year	61,491	2,440	382
Balance at end of year	62,584	64,854	10,176

For the years ended December 31, 2019, 2020 and 2021, the Company (reversed) recorded interest expense of RMB(1,447), RMB5,391 and RMB6,606 (US$1,037), respectively. Accumulated interest expense recorded by the Company was RMB6,112 and RMB12,718 (US$1,996) as of December 31, 2020 and 2021, respectively. As of December 31, 2021, the tax years ended December 31, 2016 through 2021 for the PRC subsidiaries remain open for statutory examination by the PRC tax authorities.

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

26.   RELATED PARTY TRANSACTIONS

a)Related parties *

Name of related parties	Relationship with the Company
Xiaomi Ventures Limited (“Xiaomi”), Xiaomi Communication Technology Co., Ltd., and its subsidiary, Beijing Xiaomi Mobile Software Co., Ltd. (collectively, “Xiaomi Group”) (2)	A company controlled by principal shareholder of the Company before December 30, 2020
King Venture Holdings Limited (“King Venture”) and Beijing Kingsoft Cloud Network Technology Co., Ltd. (“BJ Kingsoft”) (1)	A company controlled by principal shareholder of the Company before December 30, 2020
Beijing Cheetah Mobile Technology Co., Ltd. (“BJ Cheetah”) (1)	A company controlled by principal shareholder of the Company before December 30, 2020
Tuspark Innovation Venture Ltd. (“Tuspark Innovation”)	The controlling shareholder of the Company before April 13,2021
Beijing Tuspark Harmonious Investment Development Co., Ltd. (“Tuspark Harmonious”) (5)	A company controlled by controlling shareholder of the Company before April 13, 2021
Ziguang Financial Leasing Co., Ltd. (“Ziguang Finance Leasing”) (5)	A company controlled by controlling shareholder of the Company before April 13, 2021
Qidi Bus (Beijing) Technology Co., Ltd. (“Qidi Tech”) (5)	A company controlled by controlling shareholder of the Company before April 13, 2021
Beijing Qidi Yefeng Investment Co., Ltd. (“Beijing Qidi Yefeng”) (5)	A company controlled by controlling shareholder of the Company before April 13, 2021
Beijing Huaqing Property Management Co., Ltd. (“Beijing Huaqing”) (5)	A company controlled by controlling shareholder of the Company before April 13, 2021
Shanghai Shibei Hi-Tech Co., Ltd. (“SH Shibei”)	Noncontrolling shareholder of a subsidiary
Shanghai Puping Information Technology Co., Ltd. (“Shanghai Puping”) (4)	A company controlled by minority shareholder of the Company
Beijing Chengyishidai Network Engineering Technology Co., Ltd. (“CYSD”)(3)	Equity investee of the Company
WiFire (Beijing) Technology Co., Ltd. (“WiFire BJ”) (3)	Equity investee of the Company
Beijing Fastweb Network Technology Co., Ltd. (“BJ Fastweb”) (3)	Equity investee of the Company
Jingliang Interconnected Cloud Technology Co., Ltd. (“Jingliang Inter Cloud”)	Equity investee of the Company
Beijing Taiji Data Tech Co., Ltd. (“Taiji”)	Equity investee of the Company in 2019 and wholly-owned subsidiary since January 31, 2020
Apurimac Partners Limited (“APL”)	A company controlled by an officer of the Company
Asialeads Capital (Cayman) Limited	A company in which a director of the Company acts as an executive
Beijing New Internet Digital Technology Research Institution Limited (“BJ New Internet”)	Equity investee of the Company
Anhui Suzhou Century Broadband Data Technology Co., Ltd. (“SZ Century”)	A company controlled by an equity investee of principle shareholder of the Company from December 1, 2021

*	These are the related parties that have engaged in significant transactions with the Company for the years ended December 31, 2019, 2020 and 2021.
(1)	These companies are ultimately controlled by the same party. King Venture made a significant investment in the Company in 2015. These companies ceased to be related parties as the Company repurchased the shares from King Venture on December 30, 2020.
(2)	These companies are ultimately controlled by the same party. Xiaomi made a significant investment in the Company in 2015. These companies ceased to be related parties as the Company repurchased the shares from King Venture on December 30, 2020.
(3)	These entities were disposed by the Company in September 2017, included in WiFire Entities, and determined by the Company as related parties as of December 31, 2019, 2020 and 2021.
(4)	These entities are controlled by Waburg Pincus, a significant minority shareholder of the Company.
(5)	These companies are ultimately controlled by the same party. Tuspark Innovation was the controlling shareholder as of December 31, 2020. These companies ceased to be related parties as the Company repurchased shares from Tuspark Innovation on April 13, 2021.

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

26.   RELATED PARTY TRANSACTIONS (CONTINUED)

b)Other than disclosed elsewhere, the Company had the following significant related party transactions for the years ended December 31, 2019, 2020 and 2021:

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Services provided to:
-SZ Century	—	—	1,445	227
-Jingliang Inter Cloud	—	880	480	75
-BJ New Internet	—	—	170	27
-Xiaomi Group	437,694	527,679	—	—
-Qidi Tech	7,427	3,478	—	—
-BJ Cheetah	169	98	—	—
-BJ Kingsoft	3,475	43	—	—
-Taiji	7,899	—	—	—
-WiFire BJ	1,934	—	—	—
-Others	1,494	305	144	23

Services provided by:
-CYSD	38,918	38,918	38,918	6,107
-Beijing Huaqing	—	4,389	1,254	197
-BJ Kingsoft	3,492	16,867	—	—
-APL	—	8,124	—	—
-Jingliang Inter Cloud	8,829	4,956	—	—
-Taiji	19,942	—	—	—
-Others	5,866	796	1,223	192

Loan to:
-Shanghai Puping	—	62,531	75,611	11,865
- BJ New Internet	—	—	261	41
-Taiji	1,500	—	—	—

Interest income from loan to:
-SH Shibei	—	—	1,321	207
-BJ Fastweb	700	—	—	—

Lease deposit paid to:
-Ziguang Finance Leasing	6,154	135	—	—

Lease payment paid to:
-Ziguang Finance Leasing	17,156	30,776	10,431	1,637
-Beijing Qidi Yefeng	—	4,516	2,154	338
-Tuspark Harmonious	68,832	43,703	—	—

Cash consideration for shares repurchase
-Tuspark Innovation	—	—	1,701,804	267,050
-King Venture	—	130,472	—	—

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

26.   RELATED PARTY TRANSACTIONS (CONTINUED)

c)The Company had the following related party balances as of December 31, 2020 and 2021:

	As of December 31,
	2020	2021
	RMB	RMB	US$
Amounts due from related parties:
Current:
-Shanghai Puping	62,531	138,142	21,677
- SZ Century	—	16,996	2,667
-SH Shibei	9,800	11,121	1,745
- BJ New Internet	—	441	69
-Ziguang Finance Leasing	2,042	—	—
-Others	1,146	1,267	200
	75,519	167,967	26,358
Non-current:
-Tuspark Harmonious	11,863	—	—
-Ziguang Finance Leasing	6,289	—	—
-Beijing Qidi Yefeng	1,124	—	—
-Others	1,286	—	—
	20,562	—	—
Amounts due to related parties:
Current:
- CYSD	189	6,870	1,078
-APL	783	765	120
- SZ Century	—	571	90
-Ziguang Finance Leasing	31,681	—	—
-Tuspark Harmonious	13,557	—	—
-Beijing Qidi Yefeng	4,410	—	—
-Others	387	566	89
	51,007	8,772	1,377
Non-current:
-Tuspark Harmonious	715,992	—	—
-Ziguang Finance Leasing	22,247	—	—
-Beijing Qidi Yefeng	9,507	—	—
	747,746	—	—

VNET GROUP, INC.

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

In accordance with the PRC Regulations on Enterprises with Foreign Investment and the articles of association of the Company’s PRC subsidiaries, a foreign-invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign-invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. VNET China was established as a foreign-invested enterprise and, therefore, is subject to the above mandated restrictions on distributable profits. As of December 31, 2020, and 2021, the Company’s PRC subsidiaries had appropriated RMB74,462 and RMB74,462 (US$11,685), respectively, in its statutory reserves.

As a result of these PRC laws and regulations subject to the limit discussed above that require annual appropriations of 10% of after-tax income to be set aside, prior to payment of dividends as general reserve fund, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. Amounts restricted include paid-in capital, additional paid in capital and statutory reserve funds of the Company’s PRC subsidiaries and the equity of the Consolidated VIEs, as determined pursuant to PRC generally accepted accounting principles, totaling an aggregate of RMB13,114,157 (US$2,057,897) as of December 31, 2021.

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

28.  (LOSS) EARNING PER SHARE

Basic and diluted (loss) earning per share for each of the years presented were calculated as follows:

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Numerator:
Net (loss) earning	(181,246)	(2,680,259)	515,101	80,831
Net income attributable to noncontrolling interest	(1,046)	(29,088)	(15,003)	(2,354)
Net (loss) earning attributable to the Company	(182,292)	(2,709,347)	500,098	78,477
Plus undeclared cumulative dividend on perpetual convertible preferred shares	—	(22,806)	—	—
Deemed distribution to perpetual convertible preferred shareholders	—	(470,643)	—	—
Dividend distribution to perpetual convertible preferred shareholders	—	—	(5,831)	(915)
Adjusted net (loss) earning attributable to ordinary shareholders - Basic	(182,292)	(3,202,796)	494,267	77,562

Changes in the fair value of convertible promissory notes	—	—	(829,149)	(130,112)
Adjusted interest for convertible promissory notes	—	—	9,703	1,523
Adjusted net loss attributable to ordinary shareholders -Diluted	(182,292)	(3,202,796)	(325,179)	(51,027)

Denominator:
Weighted average number of shares outstanding—basic	668,833,756	716,888,919	865,352,554	865,352,554
Weighted average number of shares outstanding—diluted	668,833,756	716,888,919	911,591,433	911,591,433
(Loss) earning per share—Basic:
Net (loss) earning	(0.27)	(4.47)	0.57	0.09
	(0.27)	(4.47)	0.57	0.09
Loss per share—Diluted:
Net loss	(0.27)	(4.47)	(0.36)	(0.06)
	(0.27)	(4.47)	(0.36)	(0.06)

In 2019, 2020 and 2021, the Company issued 6,700,002, nil and 7,800,000 ordinary shares to its share depositary bank which will be used to settle stock option awards upon their exercise, respectively. No consideration was received by the Company for this issuance of ordinary shares. These ordinary shares are legally issued and outstanding but are treated as escrowed shares for accounting purposes and therefore, have been excluded from the computation of loss per share. Any ordinary shares not used in the settlement of stock option awards will be returned to the Company.

Stock options, RSUs, the Company’s series A preferred shares (Note 18) and 2026 Convertible Notes (Note 19) or other potentially dilutive equity instruments were excluded from the calculation of diluted loss earnings per share if they were anti-dilutive.

VNET GROUP, INC.

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

For the years ended December 31, 2019, 2020 and 2021, 304,200, nil and 16,680,000 Class A ordinary shares were issued to settle the share options exercised and RSUs vested. For the year ended December 31, 2020, 104,304 Class A ordinary shares issued to settle RSUs vested in prior years were repurchased and cancelled.

In October 2019, the Company issued 60,000 newly created Class C ordinary shares to Personal Group Limited, a British Virgin Islands company wholly owned by Mr. Sheng Chen, the executive chairman of our board of directors, at a price of US$1.35 per share, to execute business strategies over the long term under the leadership of the Company’s board and senior management.

In August 2020, the Company completed a public offering in which the Company offered and sold 19,550,000 ADSs (or 117,300,000 Class A ordinary shares), including 2,550,000 ADSs (or 15,300,000 Class A ordinary shares) purchased by the underwriters by exercising their option. The Company raised a total of RMB2,680,421 in proceeds from this public offering, net of underwriting discounts and commissions and other issuance costs.

During the year ended December 31, 2020 and 2021, Purchaser of the 2025 Convertible Notes exercised the right to convert approximately 23.7% and 42.3% of the total principal amount issued to 23,710,140 and 42,401,010 newly issued Class A ordinary shares at the conversion price of US$12 per ADS, respectively.

In 2020 and 2021, the Company issued nil and 7,800,000 ordinary shares to its share depositary bank which will be used to settle stock option awards upon their exercise, respectively. No consideration was received by the Company for this issuance of ordinary shares. These ordinary shares are legally issued and outstanding but are treated as escrowed shares for accounting purposes.

On March 1, 2021, all 150,000 Series A perpetual convertible preferred shares has been converted into 54,507,816 Class A Ordinary Shares.

In April 2021, the Company repurchased from Tuspark Innovation Venture Ltd., (“Tuspark”) 48,634,493 Class B ordinary shares for an aggregate purchase price of US$260.0 million. The repurchase price was at US$5.346 per ordinary share, or US$32.076 per ADS. 48,634,493 Class B ordinary shares were cancelled immediately. Meanwhile, remaining 62,418,897 Class B ordinary shares held by Tuspark were converted into the same number of Class A ordinary shares of the Company.

On August 19, 2021, 4,100,000 Class B ordinary shares held by Sunrise Corporate Holding Ltd., were converted into the same number of Class A ordinary shares.

VNET GROUP, INC.

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

Cash equivalents, time deposits, bonds payable and 2026 Convertible Notes are classified within Level 1 because they are valued by using quoted market prices.

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

30.  FAIR VALUE MEASUREMENTS (CONTINUED)

The 2025 Convertible Notes, share consideration due to the original shareholders for business combination, and long-term investments are classified within Level 3. The fair value of share consideration due to the original shareholders for business combination (Note 4) was estimated using Monte Carlo simulation model that involves several parameters including the share price, share price volatility and risk-free rate. The fair value of 2025 Convertible Notes is measured using binomial tree pricing model that involves several parameters including the Company’s stock price, stock price volatility determined from the Company’s historical stock prices, the remaining maturity term and the discount rate.

The Company measures equity investments elected to use the measurement alternative at fair value on a nonrecurring basis, in the cases of an impairment charge is recognized, fair value of an investment is remeasured in an acquisition/a disposal, and an orderly transaction for identical or similar investments of the same issuer was identified.

Assets and liabilities measured at fair value on a recurring basis were summarized below:

	Fair value measurement using:
	Quoted prices in	Significant other
	active markets for	observable	Unobservable
	identical assets	inputs	inputs	Fair value at
	(Level 1)	(Level 2)	(Level 3)	December 31, 2020
	RMB	RMB	RMB	RMB
Cash equivalents:
- Time deposits	645,879	—	—	645,879
Short-term investments:
- Time deposits	285,872	—	—	285,872
Long-term investments:
- Available-for-sale debt securities	—	—	1,713	1,713
Assets	931,751	—	1,713	933,464

Short-term borrowings:
- Current portion of bonds payable	1,998,088	—	—	1,998,088
2025 Convertible Notes	—	—	3,014,057	3,014,057
Liabilities	1,998,088	—	3,014,057	5,012,145

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

30.  FAIR VALUE MEASUREMENTS (CONTINUED)

	Fair value measurement using:
	Quoted prices in	Significant other
	active markets for	observable	Unobservable
	identical assets	inputs	inputs	Fair value at
	(Level 1)	(Level 2)	(Level 3)	December 31, 2021
	RMB	RMB	RMB	RMB	US$
Cash equivalents:
- Time deposits	15,013	—	—	15,013	2,356
Short-term investments:
- Time deposits	—	—	—	—	—
Long-term investments:
- Available-for-sale debt securities	—	—	1,600	1,600	251
Assets	15,013	—	1,600	16,613	2,607
- Current portion of bonds payable
Convertible promissory notes
- 2025 Convertible promissory notes	—	—	513,754	513,754	80,619
- 2026 Convertible promissory notes	3,021,852	—	—	3,021,852	474,195
Accrued expenses and other payables:
-Share consideration due to the original shareholders for business combination (Note 4)	—	—	214,577	214,577	33,672
Liabilities	3,021,852		728,331	3,750,183	588,486

The following table presented a reconciliation of all liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3):

2025 Convertible Notes
RMB
Fair value at issuance date (Note 19)	1,409,385
Foreign exchange loss	(219,001)
Changes in the fair value	2,544,220
Reclassification to equity	(720,547)
Fair value at December 31, 2020	3,014,057
Foreign exchange loss	(31,348)
Changes in the fair value	(829,149)
Reclassification to equity	(1,639,806)
Fair value at December 31, 2021	513,754
Fair value at December 31, 2021 (US$)	80,619

Share consideration due to the original
shareholders for business combination
RMB
Fair value at grant date (Note 4)	214,953
Changes in the fair value	(376)
Fair value at December 31, 2021	214,577
Fair value at December 31, 2021 (US$)	33,672

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

30.  FAIR VALUE MEASUREMENTS (CONTINUED)

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

31.  COMMITMENTS AND CONTINGENCIES

Capital commitments

As of December 31, 2021, the Company has the following commitments to purchase certain computer and network equipment and construction-in-progress:

	RMB	US$
For the year ending December 31,
2022	1,586,604	248,973
2023 and thereafter	32,725	5,135
	1,619,329	254,108

Bandwidth and cabinet capacity purchase commitments

As of December 31, 2021, the Company has outstanding purchase commitments in relation to bandwidth and cabinet capacity consisting of the following:

	RMB	US$
For the year ending December 31,
2022	698,586	109,623
2023	110,779	17,384
2024	64,525	10,125
2025	2,314	363
2026	2,314	363
2027 and thereafter	3,355	526
	881,873	138,384

Income Taxes

As of December 31, 2021, the Company has recognized an accrual of RMB77,573 (US$12,173) for unrecognized tax benefits and its interest (Note 25). The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of status of limitation. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties.

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

31.  COMMITMENTS AND CONTINGENCIES (CONTINUED)

Operating litigation

In March 2019, a third-party supplier filed a lawsuit against the Company, alleging that the Company had not fully fulfilled its obligations under a network infrastructure cooperation agreement entered in 2013.

On October 30, 2020, the court announced the first judgement settlement and the settlement came into force from November 18, 2020. The Company assessed that the settlement is probable and recorded an estimated loss of RMB1,628 (US$250) within accrued expenses and other payables in the consolidated balance sheet as of December 31, 2020.

In the ordinary course of business, the Company may from time to time be involved in legal proceedings and litigations. As of December 31, 2020 and 2021, the Company did not consider an unfavorable outcome in any material respects in the outstanding legal proceedings and litigations to be probable.

32.  SUBSEQUENT EVENTS

In January 2022, the Company has issued a convertible senior notes for an aggregate principal amount of US$250,000. The Notes have a term of five years and carry interest at 2% per annum.

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

33.  PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

		As of December 31,
	Notes	2020	2021
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		62,116	100,019	15,695
Prepaid expenses and other current assets		97,391	93,546	14,679
Amounts due from subsidiaries	(b)	9,320,580	9,844,114	1,544,756
Total current assets		9,480,087	10,037,679	1,575,130

Non-current assets:
Investments in subsidiaries		2,169,222	2,333,998	366,255
Total non-current assets		2,169,222	2,333,998	366,255
Total assets		11,649,309	12,371,677	1,941,385
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables		87,001	54,893	8,614
Account payables		52	51	8
Current portion of bonds payable		1,943,619	—	—
Amount due to related parties		783	765	120
Amounts due to subsidiaries	(b)	38,863	806,788	126,602
Total current liabilities		2,070,318	862,497	135,344

Non-current liabilities:
Convertible promissory notes		3,014,057	4,266,951	669,578
Total non-current liabilities		3,014,057	4,266,951	669,578
Total liabilities		5,084,375	5,129,448	804,922
Shareholders’ equity:
Class A Ordinary shares (par value of US$0.00001 per share; 1,199,790,000 and shares authorized; 672,024,600 and 859,932,323 issued and outstanding as of December 31, 2020 and 2021, respectively)		44	56	8
Class B Ordinary Shares (par value of US$0.00001 per share; 300,000,000 and 300,000,000 shares authorized; 145,875,113 and 30,721,723 issued and outstanding as of December 31, 2020 and 2021, respectively)		12	4	1
Class C Ordinary Shares (par value of US$0.00001 per share; 60,000 and 60,000 shares authorized; 60,000 and 60,000 shares issued and outstanding as of December 31, 2020 and 2021, respectively)		—	—	—
Series A perpetual convertible preferred shares (par value of US$0.00001 per share; 150,000 and 150,000 shares authorized; 150,000 and nil shares issued and outstanding as of December 31, 2020 and 2021, respectively)		1,047,468	—	—
Additional paid-in capital		13,083,119	15,198,055	2,384,906
Accumulated other comprehensive loss		(55,535)	(90,443)	(14,192)
Accumulated deficit		(7,160,651)	(7,515,920)	(1,179,412)
Treasury stock		(349,523)	(349,523)	(54,848)
Total shareholders’ equity		6,564,934	7,242,229	1,136,463
Total liabilities and shareholders’ equity		11,649,309	12,371,677	1,941,385

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

33.  PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

Condensed statements of operations

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Operating Expenses
General and administrative expenses	(44,490)	(94,175)	(275,881)	(43,292)
Operating loss	(44,490)	(94,175)	(275,881)	(43,292)
Other loss	(274,572)	(168,656)	(119,932)	(18,820)
Changes in the fair value of convertible promissory notes	—	(2,544,220)	829,149	130,112
Share of profits from subsidiaries and Consolidated VIEs	136,770	97,704	66,762	10,477
Net (loss) income attributable to VNET Group, Inc.	(182,292)	(2,709,347)	500,098	78,477
Income tax expense	—	—	—	—
Net (loss) income	(182,292)	(2,709,347)	500,098	78,477

Condensed statements of comprehensive (loss) income

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Net (loss) income	(182,292)	(2,709,347)	500,098	78,477
Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustments, net of tax of nil	(8,075)	(133,439)	(34,908)	(5,478)
Other comprehensive loss, net of tax of nil:	(8,075)	(133,439)	(34,908)	(5,478)
Comprehensive (loss) income	(190,367)	(2,842,786)	465,190	72,999
Comprehensive (loss) income attributable to VNET Group, Inc.	(190,367)	(2,842,786)	465,190	72,999

Condensed statements of cash flows

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Net cash used in operating activities	(142,989)	(743,944)	(218,664)	(34,313)
Net cash (used in) generated from investing activities	(1,011,257)	(3,036,370)	113,530	17,815
Net cash generated from financing activities	807,765	3,598,441	143,037	22,446
Net (decrease) increase in cash and cash equivalents and restricted cash	(346,481)	(181,873)	37,903	5,948
Cash and cash equivalents and restricted cash at beginning of the year	590,470	243,989	62,116	9,747
Cash and cash equivalents and restricted cash at end of the year	243,989	62,116	100,019	15,695

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

33.  PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

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

(b)	Related party transactions

The Company had the following related party balances as of December 31, 2020 and 2021:

	As of December 31,
	2020	2021
	RMB	RMB	US$
Amounts due from subsidiaries
- VNET HK	7,043,586	7,195,150	1,129,076
- WiFire Open Network Group Ltd.	2,157,285	2,286,602	358,818
- VNET Future Technology Limited	—	306,034	48,023
- VNET Mobile	56,265	55,679	8,737
- HongKong Fastweb Holdings Co., Limited	62,780	—	—
- Others	664	649	102
	9,320,580	9,844,114	1,544,756
Amounts due to subsidiaries
- DYX	9	462,551	72,584
- HongKong Fastweb Holdings Co., Limited	—	212,778	33,390
- VNET Beijing	35,783	76,453	11,997
- Others	3,071	55,006	8,631
	38,863	806,788	126,602