Form 20-F
period 2022-12-31
VNET Group, Inc.
filed 2023-04-26
CIK 1508475

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 859,932,323 Class A ordinary shares (excluding treasury shares and Class A ordinary shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards), 30,721,723 Class B ordinary shares and 60,000 Class C ordinary shares, par value US$0.00001 per share, were outstanding as of December 31,2022.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

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

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

●	“ADSs” refers to our American depositary shares, each representing six Class A ordinary shares, par value US$0.00001 per share;
●	“VNET,” “the Company,” “we,” “us,” “our company,” and “our” refer to VNET Group, Inc., a Cayman Islands exempted company and its subsidiaries and, in the context of describing our operations and consolidated financial information, also include its consolidated affiliated entities;
●	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan;
●	“Greater Bay Area” refers to Guangdong-Hong Kong-Macau Greater Bay Area, consisting of Guangzhou, Shenzhen, Zhuhai, Foshan, Dongguan, Zhongshan, Jiangmen, Huizhou, and Zhaoqing, as well as Hong Kong and Macau;
●	“ordinary shares” or “shares” refer to our ordinary shares, which include all Class A ordinary shares, par value US$0.00001 per share, Class B ordinary shares, par value US$0.00001 per share, Class C ordinary shares, par value US$0.00001 per share, and Class D ordinary shares, par value US$0.00001 per share collectively;
●	“variable interest entities,” or “VIEs,” refer to Beijing Yiyun Network Technology Co., Ltd. (previously known as Beijing aBitCool Network Technology Co., Ltd.), or VNET Technology, Beijing iJoy Information Technology Co., Ltd., or BJ iJoy, WiFire Network Technology (Beijing) Co., Ltd. (previously known as aBitcool Small Micro Network Technology (BJ) Co., Ltd.), or WiFire Network and Shanghai Zhiyan Yunwei Technology Co., Ltd., or SH Zhiyan, four domestic PRC companies in which we do not have equity interests but whose financial results have been consolidated into our consolidated financial statements in accordance with U.S. GAAP, and our being the primary beneficiary of the four companies for accounting purposes;
●	“consolidated affiliated entities” refer to the variable interest entities and their direct and indirect subsidiaries; and
●	“RMB” and “Renminbi” refer to the legal currency of China. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.8972 to US$1.00, the exchange rate on December 30, 2022 as set forth in the H.10 statistical release published by the Federal Reserve Board.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information—D. Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

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

PART I

EXPLANATORY NOTE

Investing in our securities involves a high degree of risk. Please carefully consider the risks discussed under “Risk Factors” in this annual report beginning on page 17. We provide the following disclosure to help investors better understand our corporate structure, operations in China and the associated risks.

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

Our Corporate Structure and Operations in China

VNET Group, Inc. is not an operating company but a Cayman Islands holding company with operations primarily conducted by its subsidiaries and variable interest entities, or VIEs, and VIEs’ subsidiaries. Foreign ownership in the business involving data center and value-added telecommunications service (except for e-commerce, domestic conferencing, store-and-forward, and call center services) is subject to significant restrictions under current PRC laws, rules and regulations. In order to provide certain data center and value-added telecommunication services in China while ensuring compliance with PRC laws and regulations, our wholly-owned PRC subsidiaries entered into a series of contractual arrangements with the VIEs and their shareholders. The contractual agreements are designed to provide us economic exposure and control over such services to the VIEs’ data center and value-added telecommunication services in China where PRC law prohibits, restricts or impose conditions on direct equity investment in the VIEs. For a detailed description about these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Variable Interest Entities and Their Shareholders.”

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

Our contractual arrangements with the VIEs and their respective shareholders have not been tested in a court of law in the PRC and foreign investors may never be allowed to hold equity interests in the VIEs and their subsidiaries under PRC laws and regulations. Chinese regulatory authorities could in the future disallow these agreements, which would likely affect our operations in China. For a detailed description of the risks associated with our corporate structure, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure” in this annual report on Form 20-F.

We and the VIEs face various legal and operational risks and uncertainties related to doing business in China, including complex and evolving PRC laws and regulations. For example, we and the VIEs face risks associated with regulatory approvals or filings on offshore offerings, the use of variable interest entities, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCA Act, if the U.S. Securities and Exchange Commission, or the SEC, determines that a company retains a foreign accounting firm that cannot be subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit its securities from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report relaying to the SEC its determinations that it was unable to inspect or investigate completely registered public accounting firms in mainland China and Hong Kong. In March 2022, the SEC issued its first “Conclusive list of issuers identified under the HFCA Act” indicating that those companies were formally subject to the delisting provisions. In May 2022, we were conclusively identified by the SEC under the HFCA Act due to the fact that our previous auditor was located in mainland China and could not be inspected by the PCAOB. For more details, see https://www.sec.gov/hfcaa.

On August 26, 2022, the PCAOB signed with the China Securities Regulatory Commission, or the CSRC, and the Ministry of Finance of the PRC a Statement of Protocol, which gives the PCAOB sole discretion to select the firms, audit engagements and potential violations it inspects and investigates and put in place procedures for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it was unable to inspect or investigate completely registered public accounting firms. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions.

We have engaged KPMG Huazhen LLP as our independent registered public accounting firm for the fiscal year ended December 31, 2022. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCA Act. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and consolidated affiliated entities in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC WFOEs and the VIEs have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our subsidiaries and our consolidated affiliated entities in China, including, among others, the value-added telecommunications operation licenses. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for business operations in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks related to Doing Business in China—If we fail to acquire, obtain or maintain applicable telecommunications licenses, or are deemed by relevant governmental authorities to be operating without full compliance with the laws and regulations, our business would be materially and adversely affected.”

The PRC government has promulgated certain regulations and rules in recent years to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. In connection with any future capital markets activities overseas, we may need to file with the CSRC, undergo a cybersecurity review conducted by the Cyberspace Administration of China, or the CAC, or meet other regulatory requirements that may be adopted in the future by PRC regulatory authorities. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks related to Doing Business in China—The approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval.”

Furthermore, in connection with our issuance of securities to foreign investors in the past, under the current PRC laws, regulations and regulatory rules, as of the date of this annual report, we, our PRC WFOEs and the VIEs, (i) are not required to obtain permissions from the CSRC, (ii) are not required to go through cybersecurity review by the CAC, and (iii) have not been asked to obtain such permissions by any PRC authority.

Recent Regulatory Actions by the PRC Government

Since 2021, the PRC government initiated a series of regulatory actions and guidelines to regulate business operations in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, regulating overseas securities offering and listing, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement, which may impact our ability to conduct business, accept foreign investments, or list on an U.S. or other foreign exchange.

●	On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.
●	The PRC Data Security Law, which was promulgated by the Standing Committee of PRC National People’s Congress, or the SCNPC, on June 10, 2021 and became effective on September 1, 2021, outlines the main system framework of data security protection. The Personal Information Protection Law, which was promulgated by the SCNPC on August 20, 2021 and became effective on November 1, 2021, outlines the main system framework of personal information protection and processing. Given that these laws are relatively new, their interpretation, application and enforcement are subject to substantial uncertainties.
●	On December 28, 2021, the CAC and 12 other PRC regulatory authorities jointly issued the revised Cybersecurity Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures provides, among others, (i) the purchase of cyber products and services by critical information infrastructure operators, or the CIIOs, and the network platform operators, which engage in data processing activities that affects or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office, the department which is responsible for the implementation of cybersecurity review under the CAC; and (ii) the network platform operators with personal information of over one million users that seek for listing on a foreign stock exchange are obliged to apply for a cybersecurity review by the Cybersecurity Review Office. In addition, the Cybersecurity Review Measures provides that the relevant competent governmental authorities may initiate a cybersecurity review against the relevant CIIOs and network platform operators if the authorities believe that the network product or service or data processing activities of such operators affect or may affect national security. However, the Cybersecurity Review Measures does not provide any explanation or interpretation of “affect or may affect national security”, and PRC authorities may have broad discretion in interpreting and enforcing these laws and regulations. We cannot predict the impact of the Cybersecurity Review Measures, if any, at this stage, and we will closely monitor and assess the statutory developments in this regard.
●	On August 17, 2021, the State Council issued the Regulations on Protection of Security of Critical Information Infrastructure, which took effect on September 1, 2021, pursuant to which, the relevant governmental authorities are responsible for stipulating rules for the identification of critical information infrastructures with reference to several factors set forth in the regulations, and further identify the CIIO in the related industries in accordance with such rules. The relevant authorities shall also notify operators identified as the CIIO. However, as these regulations were newly issued and the governmental authorities may further enact detailed rules or guidance with respect to the interpretation and implementation of such regulations, it remains unclear whether we will be identified as a CIIO. As of the date of this annual report, we have not received any notice from any authorities identifying us as a CIIO or requiring us to undertake a cybersecurity review.

●	On November 14, 2021, the CAC published the draft Regulations for the Administration of Cyber Data Security, or the Draft Data Security Regulations, for public comments until December 13, 2021. The Draft Data Security Regulations require that data processors conducting the following activities to apply for cybersecurity review: (i) merger, reorganization or division of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. Where data processors conduct merger, reorganization separation, or otherwise, the data recipient shall continue to perform its data security protection obligations, and the data processor shall report to the local competent department if personal information of more than one million people is involved. The Draft Data Security Regulations also require data processors processing important data or being listed outside China shall carry out data security assessment annually by itself or through a third-party data security service provider and submit assessment report to local agency of the CAC before January 31 each year. As the Draft Data Security Regulations was issued for public comments only, its provisions and anticipated adoption or effective date may be subject to change and thus its interpretation and implementation remain substantially uncertain. We cannot predict the impact of the Draft Data Security Regulations, if any, at this stage, and we will closely monitor and assess any development in the rulemaking process. If the Draft Data Security Regulations is adopted in current form, the CAC and the PRC governmental authorities may have wide discretion in the interpretation and enforcement of these regulations. It also remains uncertain whether the future regulatory changes would impose additional restrictions on companies like us. If the enacted version of the Draft Data Security Regulations requires any clearance of cybersecurity review and other specific actions to be completed by companies like us, we face uncertainties as to whether such clearance can be timely obtained, or at all. If we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, or suspension of our non-compliant operations, among other sanctions, which could materially and adversely affect our business and results of operations.
●	On July 7, 2022, the CAC issued the Measures for the Security Assessment of Cross-border Transfer of Data, which became effective on September 1, 2022. These measures require the data processor providing data overseas to apply for the security assessment of cross-border transfer of data with the local provincial-level counterparts of the national cybersecurity authority under any of the following circumstances: (i) where the data processor intends to provide important data overseas; (ii) where a critical information infrastructure operator and a data processor who has processed personal information of more than 1,000,000 individuals intends to provide personal information overseas; (iii) where a data processor who has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals to overseas recipients, in each case as calculated cumulatively, since January 1 of the last year intends to provide personal information overseas; or (iv) other circumstances where the security assessment of data cross-border transfer is required as prescribed by the CAC. Moreover, the data processor shall conduct a self-assessment on the risk of data cross-border transfer prior to applying for the foregoing security assessment.

●	On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Regulations, which became effective on March 31, 2023. Pursuant to the Overseas Listing Regulations, PRC domestic companies directly or indirectly offer securities or list on overseas markets, including (i) Chinese companies limited by shares and (ii) overseas enterprises with business mainly conducted in China and intends to use its domestic equity, assets, income or other similar interests to offer securities or list on overseas markets, shall submit filing materials to CSRC within three working days after the submission of the application documents for an initial public offering overseas. For issuance of listed securities overseas after listings on the overseas market, filing materials should be submitted to CSRC within three working days after the completion of the issuance. Failure to complete the filing under the Overseas Listing Regulations or actions to conceal any material fact or falsify any major content in its filing documents may subject the company to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, direct officers-in-charge and other direct personnel-in-charge may also be subject to administrative penalties, such as warnings and fines. On February 17, 2023, the CSRC also issued the Notice on Administration of the Filing of Overseas Offering and Listing by Domestic Companies and held a press conference for the release of the Overseas Listing Regulations, which, among others, clarified that the companies in mainland China that have been listed overseas before March 31, 2023 are not required to file with the CSRC immediately, but these companies should complete filing with the CSRC for their future financing activities in accordance with the Overseas Listing Regulations. Based on the foregoing, we are not required to complete filing with the CSRC for our listing on the Nasdaq Global Select Market at this stage, but we will be subject to the filing requirements for our future capital raising activities under the Overseas Listing Regulations. As the Overseas Listing Regulations was newly promulgated, its interpretation, application and enforcement remain unclear and there remains substantial uncertainties as to how these regulations will affect our operations and future overseas offerings.
●	On February 24, 2023, the CSRC, jointly with other relevant governmental authorities, published issued the Provisions on Strengthening the Confidentiality and Archive Management Work Relating to the Overseas Securities Offering and Listing by Domestic Companies, or the Confidentiality and Archives Management Provisions, which became effective on March 31, 2023. These provisions expanded the applicable scope of the regulation to indirect overseas offerings and listings by companies based in mainland China and emphasized the confidentiality and archive management duties of such companies during the process of overseas offerings and listings.
●	The State Anti-Monopoly Bureau, the anti-monopoly enforcement agency in the PRC, has in recent years strengthened enforcement under the Anti-Monopoly Law, including conducting investigations and levying significant fines with respect to concentration of undertakings, cartel activity, monopoly agreements and abusive behavior by companies with market dominance. In February 2021, the Anti-Monopoly Committee of the State Council published the Guideline that aims at specifying some of the circumstances under which an activity of internet platforms may be identified as monopolistic act as well as setting out merger controlling filing procedures involving variable interest entities. The Anti-Monopoly Law, which was most recently amended on June 24, 2022 by the SCNPC, increased the fines for illegal concentration of business operators to no more than ten percent of its last year’s sales revenue if the concentration of business operator has or may have an effect of excluding or limiting competitions, or a fine of up to RMB5 million if the concentration of business operator does not have an effect of excluding or limiting competition. The Anti-Monopoly Law also provides that the relevant authorities shall investigate a transaction where there is any evidence that the concentration has or may have the effect of eliminating or restricting competitions, even if such concentration does not reach the filing threshold. On March 24, 2023, the State Administration for Market Regulation of the PRC, or the SAMR, issued the Provisions on the Review of Concentration of Undertakings, the Provisions on the Prohibition of Monopoly Agreements, the Provisions on the Prohibition of Acts of Abuse of Dominant Market Position, and the Provisions on the Prohibition of Acts of Abuse of Administrative Power to Exclude or Restrict Competition, which came into effect on April 15, 2023. These regulations provide detailed rules for the implementation of the Anti-Monopoly Law. We cannot assure you that we will not be affected, either directly or indirectly, by the strengthened enforcements actions taken by the authority. In addition, in order to comply with existing and new anti-monopoly laws, regulations and guidance which are constantly evolving, we may need to devote additional resources and efforts, which may adversely affect our business, growth prospects, and the value of our ADSs, and any incompliance or associated inquiries, investigations and other governmental actions may divert significant management time and attention and our financial resources, bring negative publicity, subject us to liabilities or administrative penalties, and materially and adversely affect our financial condition, operations and business prospects.

For a detailed description of risks related to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China” and “Item 4. Information on the Company—B. Business Overview—Regulation” in this annual report on Form 20-F.

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.KEY INFORMATION

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

Neither we nor our subsidiaries own any equity interest in the VIEs. The VIE equity holders are founders, directors, executive officers, employees or shareholders of our company or entities ultimately controlled by our founders. We receive the economic benefits of the business operations of the VIEs through a series of contractual arrangements between our wholly-owned PRC subsidiaries, the VIEs and the VIEs’ shareholders. The contractual arrangements enable our wholly-owned PRC subsidiaries to: (a) direct the activities of the VIEs and their subsidiaries that most significantly impact the economic performance of the VIEs and their subsidiaries; (b) receive substantially all of the economic benefits of the VIEs and their subsidiaries in consideration for the services provided by our wholly-owned PRC subsidiaries; and (c) have an exclusive option to purchase all or part of the equity interest in the VIEs when and to the extent permissible under PRC laws. As a result of the contractual arrangements, we bear the risks of, and enjoy the rewards associated with, and therefore are the primary beneficiary of these variable interest entities for accounting purposes. We treat the VIEs as PRC consolidated entities under U.S. GAAP. We consolidate the financial results of the VIEs in our consolidated financial statements in accordance with U.S. GAAP.

Contractual Arrangements with the VIEs and Their Shareholders

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

For more details about our contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure” in this annual report on Form 20-F.

The contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs, and we may incur substantial costs to enforce the terms of the arrangements. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability, as a Cayman Islands holding company, to enforce these contractual arrangements and doing so may be quite costly. There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIEs and their shareholders. It is uncertain whether any new PRC laws, rules or regulations relating to VIE structures will be adopted or if adopted, what effect they may have on our corporate structure. If, as a result of such contractual arrangements, we or the VIEs are found to be in violation of any existing or future PRC laws or regulations, or such contractual arrangement is determined as illegal and invalid by the PRC court, arbitral tribunal or regulatory authorities, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. For a detailed description of the risks associated with our corporate structure, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure” in this annual report on Form 20-F.

Risks Related to Our Corporate Structure

We and the VIEs are also subject to risks and uncertainties related to our corporate structure, including, but not limited to, the following:

●	We believe that our corporate structure and contractual arrangements are not in violation with the current applicable PRC laws and regulations. As of the date of this annual report, based on the opinion of our PRC legal counsel, we believe that our PRC subsidiaries and the VIEs are not subject to permission requirements from the CSRC, the CAC, nor any other PRC government authorities to approve these contractual arrangements. However, PRC laws and regulations governing the approval of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations. Accordingly, the PRC regulatory authorities may take a view that is contrary to the view of our PRC legal counsel. There can be no assurance that the PRC government authorities such as the Ministry of Commerce, or the MOFCOM, the Ministry of Industry and Information Technology, or the MIIT, or other authorities that regulate our business and other participants in the telecommunications industry, would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the approval of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations. As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions regarding our corporate structure and contractual arrangements from the CSRC, CAC or any other PRC government authorities. If we inadvertently conclude that approvals are not required, or if these regulations change or are interpreted differently and we are required to obtain approval in the future, our shares may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of our PRC subsidiaries that conduct all or substantially all of our operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the variable interest entities structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the variable interest entities, and consequently, significantly affect our financial condition and results of operations. If the PRC government finds the agreements with the variable interest entities non-compliant with relevant PRC laws, regulations, and rules, of these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interest in the variable interest entities;”
●	We rely on contractual arrangements with the VIEs and their shareholders for our business operations, and these contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs. We rely on the performance by the VIEs and their shareholders of their obligations under the contracts to exercise control over the VIEs. The shareholders of the VIEs may not act in the best interests of us or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portion of our business through the contractual arrangements with the VIEs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the variable interest entities and their shareholders for our China operations, which may not be as effective as direct ownership in providing operational control. Any failure by the variable interest entities or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business;”
●	Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business. If the VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC law. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the variable interest entities and their shareholders for our China operations, which may not be as effective as direct ownership in providing operational control. Any failure by the variable interest entities or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business;” and

●	The shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition. The shareholders of the VIEs may breach, or cause the VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIEs, which would have a material adverse effect on our ability to effectively control the VIEs and receive economic benefits from them. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of the variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

A.[Reserved]

Financial Information Related to the VIEs and Parent

Set forth below are the selected condensed consolidated statement of operations data, balance sheet data and cash flows data for our holding company, our subsidiaries, one of our WFOEs that is the primary beneficiary of certain VIEs under U.S. GAAP, or the Primary Beneficiary of VIEs, and the VIEs and VIEs’ subsidiaries, eliminating adjustments and consolidated totals as of and for the years ended December 31, 2020, 2021 and 2022.

Selected Condensed Consolidated Statement of Operations Data

	For the Year Ended December 31, 2022
		(RMB in thousands)
			Primary
	VNET	Other	Beneficiary of	VIEs and VIEs’	Eliminating	Consolidated
	Group, Inc.	Subsidiaries	VIEs	Subsidiaries	Adjustments	Totals
Third-party revenue	—	1,166,100	—	5,899,132	—	7,065,232
Inter-company revenue(1)	—	514,729	—	45,387	(560,116)	—
Cost of revenue	—	(1,184,673)	—	(5,082,419)	560,116	(5,706,976)
Gross profit	—	496,156	—	862,100	—	1,358,256
Operating expenses	(36,219)	(417,460)	(37)	(783,384)	—	(1,237,100)
Equity in (loss) gain of subsidiaries/VIEs(2)	(515,276)	139,442	178,417	—	197,417	—
Gain from equity method investments	—	—	—	17,437	(15,512)	1,925
Other expenses	(224,457)	(399,249)	—	(127,905)	—	(751,611)
Income tax expenses	—	(59,514)	(38,938)	(35,012)	—	(133,464)
Net profit attributable to noncontrolling interest	—	(28,833)	—	(637)	15,512	(13,958)
Net (loss) income attributable to the VNET Group, Inc.	(775,952)	(269,458)	139,442	(67,401)	197,417	(775,952)

	For the Year Ended December 31, 2021
	(RMB in thousands)
			Primary
	VNET	Other	Beneficiary of	VIEs and VIEs’	Eliminating	Consolidated
	Group, Inc.	Subsidiaries	VIEs	Subsidiaries	Adjustments	Totals
Third-party revenue	—	1,098,386	—	5,091,415	—	6,189,801
Inter-company revenue(1)	—	309,068	—	53,695	(362,763)	—
Cost of revenue	—	(996,656)	—	(4,117,878)	362,763	(4,751,771)
Gross profit	—	410,798	—	1,027,232	—	1,438,030
Operating (expenses) income	(275,881)	(401,175)	216	(739,876)	—	(1,416,716)
Equity in gain of subsidiaries/VIEs(2)	66,762	143,488	193,569	—	(403,819)	—
Loss from equity method investments	—	(4,929)	—	(40,818)	7,081	(38,666)
Other income (expenses)	709,217	43,974	(1,128)	(108,203)	—	643,860
Income tax expenses	—	(16,497)	(49,169)	(45,741)	—	(111,407)
Net (profit) loss attributable to noncontrolling interest	—	(11,577)	—	3,655	(7,081)	(15,003)
Net income attributable to the VNET Group, Inc.	500,098	164,082	143,488	96,249	(403,819)	500,098

	For the Year Ended December 31, 2020
	(RMB in thousands)
			Primary
	VNET	Other	Beneficiary of	VIEs and VIEs’	Eliminating	Consolidated
	Group, Inc.	Subsidiaries	VIEs	Subsidiaries	Adjustments	Totals
Third-party revenue	—	983,133	—	3,845,886	—	4,829,019
Inter-company revenue(1)	—	241,549	—	39,255	(280,804)	—
Cost of revenue	—	(919,153)	—	(3,114,659)	280,804	(3,753,008)
Gross profit	—	305,529	—	770,482	—	1,076,011
Operating expenses	(94,175)	(343,012)	—	(522,220)	—	(959,407)
Equity in gain of subsidiaries/VIEs(2)	97,704	123,725	133,988	—	(355,417)	—
(Loss) gain from equity method investments	—	(377)	—	14,247	(3,001)	10,869
Other (expenses) income	(2,712,876)	98,563	—	(84,083)	—	(2,698,396)
Income tax benefits (expenses)	—	5,605	(10,263)	(104,678)	—	(109,336)
Net (profit) loss attributable to noncontrolling interest	—	(32,759)	—	670	3,001	(29,088)
Net (loss) income attributable to the VNET Group, Inc.	(2,709,347)	157,274	123,725	74,418	(355,417)	(2,709,347)

Notes:

(1)	It represents the elimination of the intercompany service charge at the consolidation level.
(2)	It represents the elimination of the investments among VNET Group, Inc., other subsidiaries, the Primary Beneficiary of VIEs and VIEs and VIEs’ subsidiaries.

Selected Condensed Consolidated Balance Sheet Data

	As of December 31, 2022
	(RMB in thousands)
			Primary
	VNET	Other	Beneficiary of	VIEs and VIEs’	Eliminating	Consolidated
	Group, Inc.	Subsidiaries	VIEs	Subsidiaries	Adjustments	Totals
Cash and cash equivalents	7,661	1,224,600	292	1,428,768	—	2,661,321
Accounts receivable, net	—	363,147	—	1,400,546	—	1,763,693
Amount due from inter-companies	12,399,253	7,611,748	296,490	737,072	(21,044,563)	—
Property and equipment, net	—	4,469,136	—	7,495,362	—	11,964,498
Investment in subsidiaries and VIEs	1,484,730	729,632	508,974	69,287	(2,792,623)	—
Others	99,962	3,528,997	237	6,929,697	—	10,558,893
Total assets	13,991,606	17,927,260	805,993	18,060,732	(23,837,186)	26,948,405
Accounts payable	56	230,542	—	483,030	—	713,628
Amounts due to inter-companies	896,675	12,315,142	3,051	7,829,695	(21,044,563)	—
Others	6,485,262	3,076,018	98,607	9,593,034	—	19,252,921
Total liabilities	7,381,993	15,621,702	101,658	17,905,759	(21,044,563)	19,966,549
Total equity	6,609,613	2,305,558	704,335	154,973	(2,792,623)	6,981,856

	As of December 31, 2021
	(RMB in thousands)
			Primary
	VNET	Other	Beneficiary of	VIEs and VIEs’	Eliminating	Consolidated
	Group, Inc.	Subsidiaries	VIEs	Subsidiaries	Adjustments	Totals
Cash and cash equivalents	100,019	611,950	278	660,234	—	1,372,481
Accounts receivable, net	—	266,625	—	1,139,372	—	1,405,997
Amounts due from inter-companies	9,844,114	6,951,561	296,490	1,002,865	(18,095,030)	—
Property and equipment, net	—	3,337,908	—	6,754,511	—	10,092,419
Investment in subsidiaries and VIEs	2,333,998	649,539	330,557	53,774	(3,367,868)	—
Others	93,546	3,763,527	229	6,366,840	—	10,224,142
Total assets	12,371,677	15,581,110	627,554	15,977,596	(21,462,898)	23,095,039
Accounts payable	51	140,977	—	352,478	—	493,506
Amounts due to inter-companies	806,788	10,057,430	3,001	7,227,811	(18,095,030)	—
Others	4,322,609	2,511,277	59,660	8,106,986	—	15,000,532
Total liabilities	5,129,448	12,709,684	62,661	15,687,275	(18,095,030)	15,494,038
Total equity	7,242,229	2,871,426	564,893	290,321	(3,367,868)	7,601,001

Selected Condensed Consolidated Cash Flows Data

	For the Year Ended December 31, 2022
	(RMB in thousands)
			Primary
	VNET	Other	Beneficiary of	VIEs and VIEs’	Eliminating	Consolidated
	Group, Inc.	Subsidiaries	VIEs	Subsidiaries	Adjustments	Totals
Net cash (used in) provided by operating activities	(14,927)	1,205,977	(36)	1,351,179	—	2,542,193
Loans to inter-companies	(1,821,208)	(73,321)	—	75,331	1,819,198	—
Other investing activities	151,150	(1,785,732)	—	(1,924,670)	—	(3,559,252)
Net cash used in investing activities	(1,670,058)	(1,859,053)	—	(1,849,339)	1,819,198	(3,559,252)
Borrowings under loan from inter-companies	—	820,755	50	998,393	(1,819,198)	—
Other financing activities	1,592,627	460,351	—	245,102	—	2,298,080
Net cash generated from financing activities	1,592,627	1,281,106	50	1,243,495	(1,819,198)	2,298,080

	For the Year Ended December 31, 2021
	(RMB in thousands)
			Primary
	VNET	Other	Beneficiary of	VIEs and VIEs’	Eliminating	Consolidated
	Group, Inc.	Subsidiaries	VIEs	Subsidiaries	Adjustments	Totals
Net cash (used in) provided by operating activities	(349,525)	909,845	(912)	866,713	—	1,426,121
Capital contribution	(31,879)	(297,680)	(3,000)	—	332,559	—
Loans to inter-companies	37,080	(892,523)	(293,490)	(163,800)	1,312,733	—
Other investing activities	239,190	(1,508,944)	—	(2,531,907)	—	(3,801,661)
Net cash provided by (used in) investing activities	244,391	(2,699,147)	(296,490)	(2,695,707)	1,645,292	(3,801,661)
Capital contribution	—	34,879	297,680	—	(332,559)	—
Borrowings under loan from inter-companies	—	71,120	—	1,241,613	(1,312,733)	—
Other financing activities	143,037	277,624	—	546,915	—	967,576
Net cash generated from financing activities	143,037	383,623	297,680	1,788,528	(1,645,292)	967,576

	For the Year Ended December 31, 2020
	(RMB in thousands)
			Primary
	VNET	Other	Beneficiary of	VIEs and VIEs’	Eliminating	Consolidated
	Group, Inc.	Subsidiaries	VIEs	Subsidiaries	Adjustments	Totals
Net cash (used in) provided by operating activities	(1,219,540)	952,966	—	751,753	—	485,179
Capital contribution	(455,242)	(68,976)	—	—	524,218	—
Loans to inter-companies	(3,652,727)	(64,602)	—	1,295,365	2,421,964	—
Other investing activities	1,071,599	(1,722,050)	—	(3,238,723)	—	(3,889,174)
Net cash used in investing activities	(3,036,370)	(1,855,628)	—	(1,943,358)	2,946,182	(3,889,174)
Capital contribution	—	455,242	—	68,976	(524,218)	—
Borrowings under loan from inter-companies	—	2,357,362	—	64,602	(2,421,964)	—
Other financing activities	4,074,037	(1,079,286)	—	1,168,504	—	4,163,255
Net cash generated from financing activities	4,074,037	1,733,318	—	1,302,082	(2,946,182)	4,163,255

Transfer of Cash Through Our Organization

VNET Group, Inc. is a Cayman Islands holding company with no material operations of its own. We currently conduct our operations primarily through the VIEs and their subsidiaries. As of December 31, 2022, we had RMB2,989.5 million (US$433.4 million) in cash and cash equivalents and restricted cash. Although we consolidate the results of the variable interest entities and their subsidiaries, we only have access to the assets or earnings of the variable interest entities and their subsidiaries through our contractual arrangements with the variable interest entities and their shareholders.

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

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Cash received by VNET Group, Inc(1)	1,239,978	2,694,169	120,488	17,469
Cash paid by VNET Group, Inc. to subsidiaries	(5,347,947)	(2,688,968)	(1,941,696)	(281,519)
Cash paid by subsidiaries to VIEs	(2,677,171)	(1,337,056)	(3,043,923)	(441,327)

Note:

(1)	Primarily for the purposes of investment in certificates of deposit.

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

Our offshore holding company is permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, subject to the approval of government authorities and limits on the amount of capital contributions and loans. This may delay or prevent us from using the proceeds from our overseas financing activities to make loans or capital contribution to our PRC subsidiaries. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds from our overseas offerings to make loans or additional capital contributions to our PRC subsidiaries or consolidated affiliated entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Additionally, the VIEs receive most of the revenues in RMB and the PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. Under existing PRC foreign exchange regulations, our PRC subsidiaries may purchase foreign currencies for settlement of current account transactions, including payments of dividends to us, without the approval of the State Administration of Foreign Exchange of the PRC, or the SAFE by complying with certain procedural requirements. Dividends payments to us by our PRC subsidiaries in foreign currencies are subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approvals by or registrations with appropriate government authorities are required where RMB is to be converted into foreign currencies and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, our PRC subsidiaries may not be able to pay dividends in foreign currencies to us and our access to cash generated from its operations will be restricted. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to receive and utilize our revenues effectively.”

Impact of Taxation on Dividends or Distributions

Our company, VNET Group, Inc., is incorporated in the Cayman Islands and conducts businesses in China through its PRC subsidiaries and the VIEs. Neither our subsidiaries nor our consolidated VIEs have declared or paid any dividend or distribution to us. We have never declared or paid any dividend on our ordinary shares and do not plan to pay any dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. Under the current laws of the Cayman Islands, VNET Group, Inc. is not subject to tax on income or capital gains. Upon payments of dividends to our shareholders, no Cayman Islands withholding tax will be imposed.

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid in mainland China and Hong Kong, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Hypothetical pre-tax earnings(1)	100.00
Tax on earnings at statutory rate of 25%(2) at PRC subsidiary level	(25.00)
Amount to be distributed as dividend from a PRC subsidiary to a Hong Kong subsidiary	75.00
Withholding tax at tax treaty rate of 5%(3)	(3.75)
Amount to be distributed as dividend at Hong Kong subsidiary level and net distribution to VNET Group, Inc.	71.25

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount is assumed to equal Chinese taxable income.
(2)	Certain of our subsidiaries and the VIEs qualify for a 15% preferential income tax rate in China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.
(3)	China’s Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise to its immediate holding company outside of mainland China. A lower withholding income tax rate of 5% is applied if the foreign invested enterprise’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with mainland China, subject to a qualification review at the time of the distribution. There is no incremental tax at Hong Kong subsidiary level for any dividend distribution to VNET Group, Inc. If a 10% withholding income tax rate is imposed, the withholding tax will be 7.5 and the amount to be distributed as dividend at Hong Kong subsidiary level and net distribution to VNET Group, Inc. will be 67.5.

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

A description of factors that could materially affect our business, financial condition or operating results is provided below.

Summary of Risk Factors

An investment in our ADSs involves significant risks. Below is a summary of material risks we, our subsidiaries and VIEs face.

Risks Related to Our Business and Industry

●	We may not be able to successfully implement our growth strategies or manage our growth.
●	We may not be able to increase sales to our existing customers and attract new customers, which would adversely affect our results of operations.
●	Delays in the construction of new data centers or the expansion of existing data centers could involve significant risks to our business.
●	If we are unable to meet our customers’ requirements, our reputation and results of operations could suffer.

●	Any significant or prolonged failure in our infrastructure or services would lead to significant costs and disruptions and would reduce our revenues, harm our business reputation and have a material adverse effect on our financial condition and results of operations.
●	We rely on customers in the internet industry for most of our revenues.
●	Failure to maintain our partnership with Microsoft may have a material and adverse effect on our operations and the strategic goals of our cloud service business.
●	We depend on third-party suppliers for key elements of our network infrastructure, data center and telecommunication network services, and we also compete with some of the third-party suppliers, primarily China Telecom, China Unicom and China Mobile, for certain telecommunication resources.
●	The consummation of the proposed going-private transaction is uncertain, and the announcement and pendency of the transaction could materially and adversely affect our business, results of operations and financial condition.

Risks Related to Our Corporate Structure

●	There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulation, and rules relating to the agreements that establish the variable interest entities structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the variable interest entities, and consequently, significantly affect our financial condition and results of operations. If the PRC government finds the agreements with the variable interest entities non-compliant with relevant PRC laws, regulations, and rules, of these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interest in the variable interest entities.
●	We rely on contractual arrangements with the variable interest entities and their shareholders for our China operations, which may not be as effective as direct ownership in providing operational control. Any failure by the variable interest entities or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.
●	The shareholders of the variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Risks Related to Doing Business in China

●	The Chinese government may intervene or influence our operations at any time or may exert more control over offerings conducted overseas and foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our ordinary shares. Additionally, the PRC government has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
●	The approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval.
●	If we fail to acquire, obtain or maintain applicable telecommunications licenses, or are deemed by relevant governmental authorities to be operating without full compliance with the laws and regulations, our business would be materially and adversely affected.
●	Adverse changes in political and economic policies or political or social conditions of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our services and adversely affect our competitive position.
●	The PCAOB had historically been unable to inspect our former auditor in relation to their audit work.

●	Our ADSs may be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks Related to Our ADS

●	The market price of our ADSs has fluctuated and may continue to be volatile, which could result in substantial losses to holders of our ADSs.
●	Our directors and employees may face claims and lawsuits as a result of their position in other companies, which may also harm our reputation.
●	Our multi-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.
●	Future sales of a substantial number of our ADSs in the public market, or the perception that these sales could occur, could cause the price of our ADSs to decline.
●	We are exempt from certain corporate governance requirements of Nasdaq and we intend to rely on certain exemptions.
●	We are a foreign private issuer within the meaning of the rules under the U.S. Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.
●	Potential uncertainty involving the going private transaction may adversely affect our business and the market price of our ADSs.

Risks Related to Our Business and Industry

We may not be able to successfully implement our growth strategies or manage our growth.

Our total net revenues generated from hosting and related services increased from RMB4,829.0 million in 2020 to RMB6,189.8 million in 2021, and further to RMB7,065.2 million (US$1,024.4 million) in 2022, representing a compound annual growth rate, or CAGR, of 21.0%. The total number of cabinets under our management increased from 53,553 as of December 31, 2020 to 78,540 as of December 31, 2021 and further increased to 87,322 as of December 31, 2022. In order to meet growing customer demands, we plan to continue to increase our service capacity through new self-built data centers and new phases of existing self-built data centers, which require us to commit a substantial amount of operating and financial resources. Furthermore, we intend to continue expanding our overall service offerings, customer base, employee headcount, and operations. Our planned capital expenditures, together with our ongoing operating expenses, will cause substantial cash outflows.

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

Managing expanded businesses and a geographically dispersed workforce require substantial management efforts and significant additional investments in our operating systems. For example, if our information systems are unable to support the increased demands resulting from our growth, we may need to implement new systems, which would be disruptive to our business. We may also initiate similar network upgrades in the future if required by our operations. If we fail to improve our operational systems or to manage the expenses associated with the improvement or upgrade of our operating systems to keep pace with the growth of our business, we could experience disruption of our services to customers causing customer dissatisfaction, cost inefficiencies, and lost revenue opportunities, which may materially and adversely affect our results of operations.

We may not be able to increase sales to our existing customers and attract new customers, which would adversely affect our results of operations.

Our growth depends on our ability to continue to expand our service offerings to existing customers and attract new customers. Our customer base for hosting and related services increased from over 6,500 enterprise customers as of December 31, 2021 to over 7,000 as of December 31, 2022. Our average monthly recurring revenues per cabinet for managed retail services were RMB8,984, RMB9,190 and RMB9,270 (US$1,344) for the years ended December 31, 2020, 2021 and 2022, respectively. We may be unable to sustain our growth for a number of reasons, such as:

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

Government policies and restrictions on the construction of new data centers or the expansion of existing data centers may also have a material impact on our business. For example, since January 2019, the MIIT, and other regulatory authorities encourage data centers to adhere to certain average levels of energy conservation and aim to reach several goals including, among others, maintaining the power usage effectiveness, or PUE, of newly constructed large and extra-large data centers at or below 1.4 from the year 2022 onward. Since October 2021, the MIIT and other regulatory authorities further require that the PUE of newly constructed large and extra-large data centers should be at or below 1.3, and from the year 2025 onward, the PUE of data centers should generally be at or below 1.5. Some local governmental authorities also issued regulations and relevant implementation rules in order to control the construction and expansion of data centers. For example, on September 6, 2018, the General Office of the People’s Government of Beijing Municipality, or the GOPGB, issued a notice prohibiting new construction or expansion of data centers which are involved in providing internet data services or information processing and storage support services within certain areas of Beijing, and since February 2022, such restrictions applied to Beijing pursuant to a newly issued notice that replaced the 2018 version. In April 2021, the Beijing Municipal Bureau of Economy and Information Technology published the Implementation Plan (2021-2023) on Coordinated Development of Data Centers in Beijing, which provides that the PUE of newly constructed cloud data centers should be controlled below 1.3. Governmental authorities in Shanghai announced the similar guidance on January 2, 2019, which provides that the PUE of newly constructed internet data centers is required to be strictly controlled below 1.3, and the PUE of reconstructed internet data centers is required to be strictly controlled below 1.4. Moreover, in July 2021, the Development and Reform Commission of Beijing Municipality published the Notice on Further Strengthening the Regulations on Energy Conservation Monitoring of Data Center Projects to strengthen the energy conservation review of data centers and charge more expensive and differentiated power tariffs accordingly for data centers with PUEs above 1.4. For more detailed information, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Value-Added Telecommunications Business—Energy Conservation of Internet Data Centers.” These regulatory developments and uncertainties regarding their implementation may adversely affect the expansion and/or construction progress of our data centers. While we endeavor to obtain the required regulatory approvals for the development and operation of our data centers (including fixed asset investment project filings and conducting energy conservation examinations of our data center construction projects to meet the requirements under national and local laws and regulations), we cannot assure you that all of our data centers have met the requirements or that we have obtained or will obtain all relevant approvals, the lack of which could have an adverse effect on our business and expected growth.

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

Our agreements with our customers contain certain guarantees regarding our performance. For hosting services, we generally guarantee 99.9% uptime for power and 99.9% uptime for network connectivity, failure of which will cause us to provide free service for a period of time. In recent years, one of our data centers experienced a network and power outages for an extended period of time. As a result, we failed to meet the 99.9% uptime guarantee for network connectivity and power, and consequently were required to provide free service for a period of time or compensate in other ways for the losses incurred to the customers who were affected pursuant to our agreements with these customers. This was an isolated incident and did not have any material impact on our business. If in the future similar incidents were to recur or we are unable to provide customers with quality customer support, we could face customer dissatisfaction, decreased overall demand for our services, and loss of revenue. In addition, inability to meet customer service expectations may damage our reputation and could consequently limit our ability to retain existing customers and attract new customers, which would adversely affect our ability to generate revenue and negatively impact our results of operations.

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

We rely on customers in the internet industry for a significant portion of our revenues.

We derived a significant portion of our revenues in 2020, 2021 and 2022 from customers in China’s internet industry, including online media, e-commerce, live broadcasting, social networking, online gaming companies, portals, search engines, financial technology companies, cloud service providers and local life service providers. The business models of some internet companies are relatively new and have not been well proven. Many internet companies base their business prospects on the continued growth of China’s internet market, which may not happen as expected.

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

Through our strategic partnership with Microsoft, we started providing public cloud services in 2013 and hybrid cloud services in 2014. We are Microsoft’s local partner for all of its four major cloud offerings: Microsoft Azure, Microsoft 365 (formerly Office 365), Dynamics 365 and Power Platform services. We partner with Microsoft to provide Cloud services that allow customers to run their applications over the internet using the IT infrastructure. We generally charge end customers of cloud services for a fixed fee or fee based on the actual usage of the cloud resources at predetermined rates over the subscription period. There can be no certainty that our partnership with Microsoft will not be changed or terminated. Any change in the partnership with Microsoft could cause delays in the delivery of our cloud service and possible losses in revenue, which could adversely affect our results of operations. In addition, alternative partners may not be available, or may not provide their products or services at similar of favorable prices. To the extent that we are unable to maintain our partnership with Microsoft, and if we have not yet established, or are unable to establish, partnerships with other cloud service providers, our operations, reputation and strategic goals of cloud service business would be adversely affected.

Actual or alleged failure to comply with laws and regulations related to cybersecurity, information security, privacy and data protection could lead to government enforcement actions, have a serious adverse effect on our reputation, and discourage current and potential clients from doing business with us.

We are subject to various privacy and data protection laws and regulations in different jurisdictions, which sometimes conflict among the various jurisdictions in which we operate. If and as we expand our business internationally, we expect to become subject to data privacy and security laws in additional jurisdictions. The regulatory framework for the collection, use, safeguarding, sharing, transfer and other processing of personal information and important data worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Any of the above may pose increasingly complex compliance challenges and increase our compliance costs. Moreover, any non-compliance could subject us to increased risk of lawsuits, regulatory investigations and penalties, negative publicity, loss of existing or potential customers, harm to our reputation and increases in our security costs, which could have a material adverse effect on our operations, financial condition and results of operations.

Particularly, regulatory authorities in China have implemented and may implement further legislative and regulatory proposals concerning cybersecurity, information security, privacy and data protection. New laws and regulations that govern new areas of data protection or impose more stringent requirements may be introduced in China. In addition, the interpretation and application of cybersecurity, information security, privacy and data protection laws in China are often uncertain and in flux. It is possible that existing or newly-introduced laws and regulations, or their interpretation, application or enforcement, could significantly affect our business practice and force us to change our business practices. For example, in November 2016, the SCNPC promulgated the Cybersecurity Law, which requires network operators to perform certain functions related to cybersecurity protection and strengthen network information management through taking technical and other necessary measures as required by laws and regulations to safeguard the operation of networks, responding to network security effectively, preventing illegal and criminal activities, and maintaining the integrity and confidentiality and usability of network data. In addition, the Cybersecurity Law imposes certain requirements on the CIIOs. For example, CIIOs generally shall, during their operations in the PRC, store the personal information and important data collected and produced within the territory of PRC, and shall perform certain security obligations as required under the Cybersecurity Law. The Cybersecurity Law is relatively new and subject to interpretation by the regulator. In light of rapid advances in its implementation, the implementation of the Cybersecurity Law involves potential risks to our business because we may be deemed as the CIIO thereunder.

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

Compliance with the above PRC laws and regulations including the Cybersecurity Law, the Regulations on Protection of Security of Critical Information Infrastructure, the Cybersecurity Review Measures and the Data Security Law, as well as additional laws and regulations that PRC regulatory bodies may enact in the future, including laws and regulations regarding the cybersecurity, information security, privacy and data protection, may result in additional expenses to us and subject us to negative publicity, which could harm our reputation and business operations. There are also uncertainties with respect to how such laws and regulations will be implemented and interpreted in practice. PRC regulators, including the Department of Public Security, the MIIT, the SAMR and the CAC, have been increasingly focused on regulation in the areas of data security and data protection, and are enhancing the protection of privacy and data security by rule-making and enforcement actions at central and local levels. We expect that these areas will receive greater and continued attention and scrutiny from regulators and the public going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

We only collect basic user personal information that is necessary to provide the corresponding services. We do not collect any sensitive personal information or other excessive personal information that is not related to the corresponding services. We update our privacy policies from time to time to meet the latest regulatory requirements of CAC and other authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. While we have taken various measures to comply with all applicable laws and regulations regarding cybersecurity, information security, privacy and data protection in China, we cannot assure you that the measures we have taken or will take are adequate under the Cybersecurity Law, and we may be held liable in the event of any breach of the relevant requirements under the Cybersecurity Law or other relevant laws and regulations. Any failure or perceived failure by us to prevent information security breaches or to comply with data security and privacy policies or related legal obligations, or any compromise of security that results in the unauthorized use, release or transfer of personally identifiable information or other data, could cause our customers to lose trust in us and could expose us to legal claims or penalties. Any perception by the public that privacy of user information or data security are becoming increasingly unsafe or vulnerable to attacks could inhibit the growth of our products and services generally. We expect that these areas will be subject to greater public scrutiny and attention from regulators and more frequent and rigid investigation or review by regulators, which will increase our compliance costs and subject us to heightened risks and challenges. We may also be held liable in the event of any breach of general clauses on our compliance with such statutory requirements as well as some other specific requirements related to data protection under the relevant customer contracts. We may have to spend much more personnel cost and time evaluating and managing these risks and challenges in connection with our products and services in the ordinary course of our business operations, and cooperated and will keep cooperating in the future with the competent regulators in these respects. If further changes in our business practices are required under China’s evolving regulatory framework for the protection of information in cyberspace, our business, financial condition and results of operations may be adversely affected. These proceedings or actions could subject us to significant penalties and negative publicity, require us to change our business practices, increase our costs and severely disrupt our business, hinder our global expansion or negatively affect the trading prices of our ADSs, shares and/or other securities. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

We depend on third-party suppliers for key elements of our network infrastructure, data center and telecommunication network services, and we also compete with some of the third-party suppliers, primarily China Telecom, China Unicom and China Mobile, for certain telecommunication resources.

Our success depends in part upon our relationships with third-party suppliers, primarily China Telecom, China Unicom and China Mobile, for key elements of network infrastructure and telecommunication network services, including hosting facilities and bandwidth, and to some extent, optical fibers. We directly enter into agreements with the local subsidiaries of China Telecom, China Unicom and China Mobile, from whom we lease cabinets in the data centers built and operated by them, with power systems, cabling and wiring and other data center equipment pre-installed. Because each local subsidiary of China Telecom, China Unicom and China Mobile has independent authority and budget to enter into contracts, our contract terms with these subsidiaries vary and are determined on a case-by-case basis. We generally define “partnered” data centers as the data center space and cabinets we lease from China Telecom, China Unicom, China Mobile and other third parties through agreements. Based on the specific requests of our customers, demands in different cities and our strategy for points of presence, or POP, establishment, the locations and number of our partnered data centers may change from time to time. As of December 31, 2022, we leased a total of 4,741 cabinets that are housed in our 98 partnered data centers, accounting for approximately 5% of the total number of our cabinets under management.

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

China Telecom, China Unicom and China Mobile also provide data center and bandwidth services and directly compete with us while we exercise little control over them. See “— We may not be able to compete effectively against our current and future competitors.” We believe that we have good business relationships with China Telecom, China Unicom and China Mobile, and we have access to adequate hosting facilities and bandwidth to provide our services. However, there can be no assurance that we can always secure hosting facilities and bandwidth from China Telecom, China Unicom and China Mobile on commercially acceptable terms, or at all.

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

As part of our growth strategy, we have acquired, and may in the future acquire, companies that operate businesses complementary to ours. From time to time, we may also make alternative investments and enter into strategic partnerships or alliances as we see fit. For example, in July 2018, SH Blue Cloud, the wholly-owned subsidiary of SH Zhiyan, entered into distribution agreements with each of Unify Cloud, AvePoint, Agile Point and Fadada.com to distribute their products and services in mainland China. In June 2020, as part of our business strategy to expand the existing hosting service, we, through one of our consolidated affiliated entities, Shanghai Shilian Technology Co., Ltd., acquired 100% of the equity interests in Shanghai Shuzhong Investment Management Co., Ltd., which primarily provides internet data center service from a third-party selling shareholder. In July 2021, we, through one of our subsidiaries, acquired Beijing TenxCloud Technology Co., Ltd., or BJ TenxCloud, which is a professional provider of digitalization solutions to customers based on the in-house developed cloud native platform. In August 2022, we, through one of our subsidiaries, acquired 100% of the equity interests in Kunshan Kunhui Network Co., Ltd., which primarily provides internet data center service, as part of our business strategy to expand the existing hosting service. However, past and future acquisitions, partnerships or alliances may expose us to certain risks, including risks associated with:

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

We compete with various industry players, including telecommunication carriers such as China Telecom, China Unicom and China Mobile, carrier-neutral service providers in China such as SINNET, GDS and Chindata, cloud services providers such as AWS and Alibaba Cloud, virtual private network, or VPN, service providers such as Citic Telecom CPC, NOVA Technology Corporation Limited, or NOVA, and HKT (6823.HK) as well as new market entrants in the future. Competition is primarily centered on the quality of service and technical expertise, security, reliability and functionality, reputation and brand recognition, financial strength, the breadth and depth of services offered, geographic coverage and price. Some of our current and future competitors may have substantially greater financial, technical and marketing resources, greater brand recognition, and more established relationships with current or potential customers than we do, which would allow them to:

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

A party who is able to compromise the security measures of our data centers and networks or the security of our infrastructure could misappropriate either our proprietary information or the information of our customers, or cause interruptions or malfunctions in our operations. In addition, we have limited control over our partnered data centers, which are primarily operated by China Telecom, China Unicom or China Mobile. We may be required to devote significant capital and resources to protect against such threats or to alleviate problems caused by security breaches. As techniques used to breach security change frequently and are generally not recognized until launched against a target, we may not be able to implement security measures in a timely manner or, if and when implemented, we may not be certain whether these measures could be circumvented. Any breaches that may occur could expose us to increased risk of lawsuits, material monetary damages, potential violations of applicable privacy and other laws, penalties and fines, loss of existing or potential customers, harm to our reputation and increases in our security and insurance costs, which could have a material adverse effect on our business, financial condition and results of operations. For a detailed discussion, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Internet Security.” In addition, the local authorities in the PRC may conduct various reviews and inspections on our business operations from time to time, which could cover a broad range of aspects, including network and information security, and compliance with applicable laws, rules and regulations. If any non-compliance incidents in our business operation are identified, we may be required to take certain rectification measures in accordance with applicable laws and regulations, or we may be subject to other regulatory actions such as administrative penalties. For example, in November 2020, the MIIT conducted an inspection on us and identified certain security issues in our cloud systems. We were ordered to rectify such issues before December 11, 2021 and we completed the rectification work on December 2, 2020. However, given the continuously changing regulatory environment of China, we cannot assure you that we will be able to fully rectify all non-compliance incidents in a timely manner or fully satisfy the regulatory requirements, or we will not be subject to any future regulatory reviews and inspections where other non-compliance incidents might be identified, which might materially and adversely affect our business, financial condition, results of operations and prospects.

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

Beginning in early 2020, there was an outbreak of a novel strain of coronavirus, or COVID-19, in China. In the first half of 2020, the COVID-19 pandemic resulted in quarantines, travel restrictions, and the temporary closure of business venues and facilities in China. Since late 2021 and throughout 2022, there had been outbreaks of COVID-19 in many areas of China, particularly due to the Delta and Omicron variants. During the COVID-19 pandemic, we implemented remote working arrangements and suspended our offline customer acquisition activities and business travels to ensure the safety and health of our employees.

In late 2022, China modified its zero-COVID policy, and most of the travel restrictions and quarantine requirements were lifted in December 2022. There were significant surges of COVID-19 cases across the country during this period, which affected the demand and move-in speed of our customers. While our operations were not materially impacted and the demand and move-in speed have gradually recovered, there remains uncertainty as to the future impact of the virus. Future restrictive measures in connection with COVID-19 that may be imposed, especially those imposed in major cities where we have a significant presence, may have a material impact on our operations and financial condition.

The global spread of the COVID-19 pandemic in major countries of the world may continue and result in global economic distress, and the extent to which it may affect our results of operations will depend on future developments of the COVID-19 pandemic, which are highly uncertain and difficult to predict. If the construction of new data centers or the expansion of existing data centers cannot be completed or delivered on time due to the COVID-19 pandemic, we might be unable to meet our customer demand in the existing and new markets as expected, which may adversely and materially affect our business, financial condition and results of operations. Any economic slowdown in China or worldwide due to the COVID-19 may have a negative impact on our capital expenditures, which may further result in insufficient funds for our future expansion or growth and decreases in our revenues, and our business, financial condition and results of operations may be materially and adversely affected. In addition, the business disruptions caused by the outbreak of COVID-19 might also materially and adversely affect our customers’ business operations and financial conditions, especially for small- and medium-sized enterprises, and they might start to encounter cash flow or operating difficulties, which may reduce their demand for our services, increase the accounts receivable turnover days or even increase the default risks. All of these consequences would negatively affect our results of operations. Any prolonged disruption of our businesses or those of our customers or business partners could negatively impact our financial condition and results of operations.

We cannot accurately forecast the potential impact of any resurgences of COVID-19 as government restrictions are lifted, or the impact on the ability of our customers to remain in business as a result of any resurgences. With the uncertainties surrounding the COVID-19, including the availability of effective vaccines or cure, the threat to our business disruption and the related financial impact remains.

We have a history of net loss and we are uncertain about our future profitability.

We have incurred a net loss of RMB2,680.3 million in 2020 and generated net profit of RMB515.1 million in 2021. In 2022, we incurred a net loss of RMB762.0 million (US$110.5 million). We cannot assure you that we will be able to generate net profit in the future. Our net loss has resulted primarily from our cost of revenues and investments made to grow our business, such as in telecommunication costs, research and development efforts and sales and marketing efforts. We expect our costs and expenses to increase in absolute amounts as we continue to grow our business. Moreover, we intend to continue to invest in the foreseeable future in expanding our data center infrastructure, improving our technologies, hiring qualified research and development personnel and offering additional solutions and products, which is expected to cause our cost of revenues, sales and marketing expenses and research and development expenses to continually increase. We also plan to invest in sales, marketing and branding efforts. These efforts may be more costly than we expect and our revenues may not increase sufficiently to offset our expenses, which may result in increased operating and net loss in the short term with no assurance that we will eventually achieve our intended long-term benefits or profitability.

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

As of December 31, 2022, our total consolidated indebtedness and other liabilities, representing the aggregate amount of borrowings, accounts and notes payable, accrued expenses and other payables and convertible promissory notes, were RMB13,055.0 million (US$1,892.8 million). Failure to service our debt would constitute an event of default under the terms of our outstanding debt, which would have a material adverse effect on our financial condition and results of operations. Furthermore, if our bond rating is downgraded or we incur any change of control event, our financial condition or results of operations would be materially and adversely affected.

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

We have substantial indebtedness. As of December 31, 2022, we had total outstanding debts (consisting of borrowings) of RMB3,533.9 million (US$512.4 million). Based on our current expansion plans, we expect to continue to finance our operations partially through the incurrence of debt. Our indebtedness could, among other consequences:

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

Certain terms of our convertible notes, and our debt repayment obligations thereunder, may adversely affect our financial condition and cash flows from operations in the future.

The holders of our convertible notes have certain repurchase rights pursuant to the terms under our convertible notes. For example, from February to June 2020, we entered into convertible promissory note purchase agreements with a group of investors led by Goldman Sachs Asia Strategic Pte. Ltd. in an aggregate principal amount of US$200.0 million through a private placement to the investors, collectively referred to as the “2025 Convertible Notes.” In March and April 2023, the Company received notices from certain holders of the 2025 Convertible Notes, requiring us to redeem the 2025 Convertible Notes at 109% of the principal amount of US$64.0 million plus all accrued but unpaid interest. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Preferred Shares and Notes—2025 Convertible Notes” in this annual report on Form 20-F. We will be required to use a significant amount of cash to redeem our 2025 Convertible Notes, which could adversely affect our liquidity position. Meanwhile, holders of our 2026 Convertible Notes, among others, have the right to require us to repurchase for cash all of their 2026 Convertible Notes, or any portion of the principal thereof, on February 1, 2024 or in the event of certain fundamental changes, subject to certain conditions, at a repurchase price or a fundamental change repurchase price, as the case may be, equal to 100% of the principal amount of the 2026 Convertible Notes to be repurchased, plus accrued and unpaid special interest. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Preferred Shares and Notes—2026 Convertible Notes” in this annual report on Form 20-F. We may have to use a portion of our cash flows from operations to settle the repurchase price of our 2026 Convertible Notes in the near future.

Further, our ability to meet our debt obligations will depend on our future performance, which will be affected by financial, business, economic, regulatory and other factors, many of which are outside of our control. Our future operations may not generate sufficient cash to enable us to repay our debt, including the convertible notes we have issued. If we fail to make a payment on our debt, we could be in default on such debt. If we are at any time unable to pay our indebtedness under our convertible notes in cash when due, we may be required to issue additional shares of common stock on unfavorable terms.

Increased power costs and limited availability of electrical resources could adversely affect our results of operations.

We are a large consumer of power and costs of power account for a significant portion of our overall costs for both our self-built data centers and partnered data centers. We may not be able to pass on increased power costs to our customers, which could harm our results of operations. For example, the Development and Reform Commission of Shenzhen Municipality, or Shenzhen DRC, issued regulations in the first half of 2017 to tighten the requirements for energy conservation review of fixed-asset investment projects for data centers by requiring all such projects to obtain an energy conservation review opinion from Shenzhen DRC regardless of the amount of their energy consumption and conditioning its approval of power supply applications on the receipt of such energy conservation review opinion. In September 2018, the GOPGB issued the Beijing Municipality’s Catalogue for the Prohibition and Restriction of Newly Increased Industries (2018 Edition) to strictly control new construction or expansion of data centers in Beijing. In January 2019, the Shanghai Municipal Commission of Economy and Informatization and the Shanghai Municipal Development and Reform Commission jointly published their Guideline Opinion on Coordinated Construction of Internet Data Centers in Shanghai to control the aggregate number of newly increased IDC racks from 2019 to 2020 in Shanghai. In April 2019, the Shenzhen DRC published a Notice on the Relevant Matters of Energy Conservation Examination for Data Centers to strictly control the amount of annual comprehensive energy consumption of newly constructed data centers. In November 2020, the General Office of the People’s Government of Guangdong Province issued the Three-year Implementation Plan (2020-2022) on Promotion of the Construction of New Infrastructures in Guangdong Province, pursuant to which the average designed PUE of data centers in Guangdong Province should be lower than 1.3 as of the year 2022. In April 2021, the Beijing Municipal Bureau of Economy and Information Technology published the Implementation Plan (2021-2023) on Coordinated Development of Data Centers in Beijing, which stipulated lower PUE and other energy conservation requirements applicable to the upgrade of existing data centers and new construction of data centers in Beijing. In April 2021, the Shanghai Municipal Commission of Economy and Informatization and the Shanghai Municipal Development and Reform Commission jointly published their Notice on Coordinated Construction of Data Centers in Shanghai in year 2021, pursuant to which the aggregate scale of new data center projects to be supported in 2021 (first batch) in Shanghai will be around 30,000 standard racks, and the comprehensive PUE of newly constructed data centers should be lower than 1.3 and reconstructed data centers should be lower than 1.4. In April 2021, the Energy Bureau of Guangdong Province published the Notice on Guangdong Province Data Center Energy Consumption Protection Requirement, according to which in 2021 to 2022, as a principle, increases in new data center racks will not be approved in Guangdong Province, except for projects integrating existing resources and constructed by enterprises for self-use (small scale data centers with 1,000 or fewer standard racks). In July 2021, the Development and Reform Commission of Beijing Municipality, published a Notice on Further Strengthening the Regulations on Energy Conservation Monitoring of Data Center Projects to stipulate further energy conservation requirements applicable to data center projects, including, among others, a limitation on the proportion of racks for data storage function, a requirement for higher usage percentage of renewable energy sources and lower PUE, as well as a restriction on the minimum actual utilized rate of the data center within two years after obtaining an energy conservation review opinion. In February 2022, the GOPGB issued the revised Beijing Municipality’s Catalogue for the Prohibition and Restriction of Newly Increased Industries (2022 Edition), or the 2022 Catalogue, which replaced the catalogue GOPGB issued in 2018. The 2022 Catalogue prohibits new construction or expansion within Beijing of (i) call centers, and (ii) data centers which are involved in providing internet data services or information processing and storage support services, except for cloud computing data centers in compliance with the Implementation Plan on Coordinated Development of Data Centers in Beijing. In November 2022, the Shanghai Municipal Commission of Economy and Informatization and the Shanghai Municipal Development and Reform Commission jointly published the Implementation Plan for Peaking Carbon Dioxide Emissions in New Infrastructures in Shanghai, which provides that the PUE of newly constructed data centers should be lower than 1.3 during the “14th Five-Year Plan” period, and should strive to be lower than 1.25 during the “15th Five-Year Plan” period. On January 6, 2023, the Development and Reform Commission of Guangdong Province and the Department of Industry and Information Technology of Guangdong Province jointly issued the Opinions on Strengthening the Layout and Construction of Data Centers, pursuant to which, the average PUE of data centers which are newly constructed and located in data center clusters of national hubs shall be at or below 1.25 while the average PUE of other data centers in Guangdong province shall be at or below 1.3. For more detailed information, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Value-Added Telecommunications Business—Energy Conservation of Internet Data Centers.”

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

As China’s internet infrastructure market remains at an early stage, especially compared to those in more advanced economies, we generally operate in a more complex business environment with changing market dynamics. On the one hand, the imbalance between material growth in internet traffic and the relative limited supply of high-quality internet infrastructure services drives strong demand for not only data center services, but also complementary value-added services in adjacent markets, including among others, interconnectivity services, network transmission services and cloud services. On the other hand, the potential changes in competitive landscape and regulations in an otherwise highly regulated market continue to present ambiguities and challenges. Therefore, we need to evaluate, on a continuous basis, the changing market dynamics and from time to time make adjustments to our growth strategies and operations accordingly. Any material changes to our strategies and operations, including adjustments to business models, new business areas and acquisitions, are evaluated financially, strategically and operationally by our management and approved by our board of directors. If we fail to capture new growth opportunities, or become unsuccessful in modifying our strategies and operations to adapt to these changing market conditions in a timely and cost-effective manner, our results of operations could be materially and adversely affected.

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

Negative publicity and allegations about us, our products and services, our financial results, our market position or our industry in general, including by short sellers or investment research firms, regardless of their veracity, may adversely damage our brand, public image and reputation, harm our ability to attract and retain users and result in material adverse impact on our share price, business and results of operations. For example, in September 2014, Trinity Research Group, or Trinity, a short seller that was allegedly formed in 2014, issued reports alleging that we operated through a Ponzi scheme and reported fraudulent financials and operating metrics. The trading price of our ADSs declined and two shareholder class action lawsuits were filed against us and some of our directors and senior executive officers. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” Although through two separate and comprehensive rebuttal reports, we rejected all the allegations set out in Trinity’s reports, and such class action lawsuits were settled in 2018, our share price fluctuated after such negative publicity. We may be involved in similar class action lawsuits in the future. We may also be adversely affected if market players in our industry are involved in negative publicity involving certain cybersecurity incidents that could result in unauthorized release of confidential or otherwise protected information, harm to individuals or property and loss or compromise of important or sensitive data. Any negative publicity could adversely damage our brand, public image and reputation, which may have an adverse impact on our business and results of operations.

Our directors and employees may face claims and lawsuits as a result of their position in other companies, which may also harm our reputation.

Our directors and employees may face additional exposure to claims and lawsuits as a result of their position in other public companies. For example, one of our directors, Mr. Sean Shao, an independent director and chairman of the audit committee of Jumei International Holding Limited, was named as a defendant in a securities class action lawsuit filed in the U.S. against Jumei International Holding Limited, a company formerly listed on the New York Stock Exchange, regarding an alleged omission and misrepresentation in that company’s solicitation/recommendation statement filed with the SEC in connection with its privatization transaction. This case closed in October 2021. Mr. Shao was also an independent director and chairman of the audit committee of Luckin Coffee Inc. from May 2019 through July 2020 and was chairman of a special committee of the board which investigated accounting improprieties at Luckin Coffee Inc. during 2020. Luckin Coffee Inc. and its directors, including Mr. Shao, have been named as defendants in several lawsuits brought with respect to these accounting improprieties. A final approval of the federal class action settlement was granted by the U.S. federal court in July 2022 and a preliminary approval of the state class action settlement was issued in October 2022, subject to final approval from the state court in the United States. The existence of litigation, claims, investigations and proceedings against our directors and employees, even if they do not involve our company, may harm our reputation and adversely affect the value of our securities.

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

As of December 31, 2022, we operated 45 self-built data centers in China and most of our self-built data centers are located on leased properties. We lease buildings with suitable power supplies and safe structures meeting our data center requirements and convert them into data centers by installing power generators, air conditioning systems, cables, cabinets and other equipment. We also build our own data centers from the ground up after obtaining suitable land. We also purchase data centers in use or under construction from third parties. We generally refer to these three types of data centers as “self- built” data centers. Our leases generally have terms ranging from one to 36 years with renewal options. We plan to renew our existing leases upon expiration. However, we may not be able to renew these leases on commercially reasonable terms, if at all. We may experience an increase in rent payments. In addition, although the lessors of our self-built data centers generally do not have the right of early termination and we have not experienced any early termination by the lessors as of the date of this annual report, leases could be terminated early if we are in material breach of the lease agreements or the leased premises become unavailable due to reasons beyond the lessors’ control. If our leases for data centers were terminated early, we may have to relocate our data center equipment and the servers and equipment of our customers to a new building and incur significant costs related to relocation. Any relocation could also affect our ability to provide services and harm our reputation. As a result, our business and results of operations could be materially and adversely affected.

We may be subject to legal and administrative proceedings or arbitration claims from time to time, and the court rulings or arbitration awards may not be favorable to us.

We have been involved, and may continue to be involved, in legal and administrative proceedings or arbitration claims in the ordinary course of our business, including those in relation to contract disputes between us and our customers, suppliers or other business partners as well as labor disputes with our employees, and proceedings in relation to disputes arising from our acquisition transactions. Such proceedings or claims, regardless of their outcome, could harm our reputation, divert our management’s attention and cause us to incur a substantial amount of legal expenses. If the outcomes of these legal proceedings or arbitration claims are unfavorable to us, we may incur significant legal liabilities and our reputation, financial condition and results of operations could be materially and adversely affected.

In addition, we are subject to a variety of national, regional and local laws and regulations in different jurisdictions in which we operate, some of which may conflict with each other. These laws and regulations include telecommunication regulations, tax laws and regulations, environmental regulations, labor laws and other government requirements, approvals, permits and licenses. We may receive formal and informal inquiries from government authorities and regulators, regarding our compliance with these laws and regulations, many of which are evolving and subject to interpretation. Changes in applicable laws or regulations, or in the interpretations of these laws and regulations, could result in increased compliance costs or the need for additional capital expenditures. If we fail to comply with applicable laws and regulations in the jurisdictions in which we operate, we could be subject to civil or criminal liability and the imposition of fines. Claims arising out of actual or alleged violations of law could be asserted against us by our business partners, competitors, or governmental entities in civil or criminal investigations and proceedings or by other entities, under different laws and regulations in different jurisdictions.

There is no guarantee that we will be successful in defending ourselves in legal and administrative actions or arbitration claims or in asserting our rights under various laws. Even if we are successful in our attempt to defend ourselves in such proceedings or to assert our rights under various laws, enforcing our rights against the various parties involved may be expensive, time-consuming and ultimately futile. These actions could expose us to negative publicity and to substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including but not limited to suspension or revocation of licenses to conduct business.

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

Our future success heavily depends upon the continued services of our executives and other key employees. In particular, we rely on the expertise and experience of Mr. Sheng Chen, our co-founder and executive chairman of the board of directors. We rely on their industry expertise, their experience in our business operations and sales and marketing, as well as their relationships with our employees, major shareholders, customers and government authorities. If one or more of our senior executives were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all. If any of our senior executives joins a competitor or forms a competing company, we may lose customers, suppliers, key professionals and staff members. Each of our executive officers has entered into an employment agreement with us, which contains non-competition provisions. However, if any dispute arises between our executive officers and us, we cannot assure you the extent to which any of these agreements could be enforced in China, where these executive officers reside, in light of the uncertainties with China’s legal system. See “— Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could limit legal protections available to you and us.”

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

It is critical that we use and develop our technology and services without infringing the intellectual property rights of third parties, including but not limited to patents, copyrights, trade secrets and trademarks. Intellectual property litigation is expensive and time-consuming and could divert management’s attention from our business. A successful infringement claim against us, whether with or without merit, could, among other things, require us to pay substantial damages, develop non-infringing technology or enter into royalty or license agreements that may not be available on acceptable terms, if at all, and cease making, licensing or using products that have infringed a third party’s intellectual property rights. Protracted litigation could also result in existing or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation, or could require us to indemnify our customers against infringement claims in certain instances. In addition, our business partners may be subject to claims of intellectual property infringement and we may be unable to continue to offer certain services and products involving the relevant intellectual property as a result of such claims against our business partners, which may harm our reputation and brand and affect our ability to serve our customers. Any intellectual property litigation against us or our business partners could have a material adverse effect on our business, financial condition and results of operations or financial condition.

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

There have recently been heightened tensions in international economic relations, particularly between the U.S. and China. Since July 2018, the U.S. government has imposed, and has proposed to impose additional, new or higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new or higher tariffs on certain products imported from the U.S. In May 2019, the U.S. government announced to increase tariffs to 25%, and China responded by imposing tariffs on certain U.S. goods on a smaller scale, and proposed to impose additional tariffs on U.S. goods. On June 1, 2019, the tariffs announced in May 2019 came into effect on US$60 billion worth of U.S. goods exported to China. On September 1, 2019, as announced, the U.S. began implementing tariffs on more than US$125 billion worth of Chinese imports. On September 2, 2019, China lodged a complaint before the World Trade Organization against the U.S. over import tariffs. In December 2019, the U.S. and China reached a limited trade agreement to roll back existing tariff rates on certain Chinese goods and cancel new levies set to take effect on December 15, 2019 in exchange for Chinese purchases of U.S. farm goods and obtain other concession. However, there can be no assurances that the U.S. or China will not increase tariffs or impose additional tariffs in the future. Although we do not currently export any products to the U.S., it is not yet clear what impact these tariffs may have on our business. On May 15, 2020, the U.S. Department of Commerce took two sets of actions further targeting Chinese firms, including further tightening export controls against Huawei and its non-U.S. affiliates and adding additional China- related entities to the Entity List, which imposes restrictions on the transfer of technology to these entities. On August 17, 2020, the U.S. Department of Commerce imposed further export control restrictions on Huawei and its affiliates on the Entity List and added additional Huawei affiliates to the Entity List. The Entity List identifies foreign parties that are prohibited from acquiring - whether by export, reexport, or transfer in-country - some or all items subject to the U.S. Export Administration Regulations, or the EAR, unless the exporter secures a license. Licenses, and exceptions to the license requirement, are rarely granted to exporters. Exporting, reexporting or transferring items subject to the EAR in violation of licensing requirements could result in criminal and/or civil penalties. The U.S. Department of Commerce has indicated that engaging in activities contrary to U.S. national security and/or foreign policy interests would be grounds for inclusion on the Entity List. In June and August of 2020, the U.S. Department of Defense, or the DOD made public two lists of Chinese companies, including the major Chinese telecommunications carriers that have been determined to be “Communist Chinese military companies” operating directly or indirectly in the United States. While not sanctions lists, the DOD lists may lead to future sanctions by the U.S. government of companies on the DOD lists, including the PRC telecommunications carriers who provide network services to our customers. Additionally, the United States has ended trade preferences for Hong Kong as well as imposed sanctions on certain officials of Hong Kong and PRC government. Also, the Congress of the United States enacted the Uyghur Forced Labor Prevention Act, or the UFLPA, in December 2021. Effective from June 21, 2022, the UFLPA creates a rebuttable presumption that goods mined, produced, or manufactured (wholly or in part) in China’s Xinjiang Uyghur Autonomous Region are made with forced labor, where goods designated as such will be subject to an import ban into the United States. The President of the United States may also impose sanctions on companies that knowingly engage in, are responsible for, or facilitate forced labor in Xinjiang. Although we only provide services, tariffs could potentially impact the businesses of our suppliers, customers and business partners which may in turn affect our business and results of operations. We plan to review our supplier relationships and make efforts to comply with any new law that may affect us. In addition, these developments could have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, financial condition and results of operations.

We could be adversely affected by changes in international trading policies and rising political tensions, particularly between the United States and China.

There have been changes in international trade policies and rising political tensions, particularly between the U.S. and China, but also as a result of the conflict in Ukraine and sanctions on Russia.

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

Furthermore, in August 2022, the U.S. enacted the Creating Helpful Incentives to Produce Semiconductors and Science Act of 2022 (CHIPS Act). The CHIPS Act aims to strengthen U.S. domestic semiconductor manufacturing, design and research, fortify the economy and national security, and to help the U.S. compete economically against China. In October, 2022, the U.S. Bureau of Industry and Security released broad changes in export control regulations, including new regulations restricting the export to China of advanced semiconductors, supercomputer technology, equipment for the manufacturing of advanced semiconductors, and components and technology for the manufacturing in China of certain semiconductor manufacturing equipment. Based on our current assessment of the situation, we do not believe that our business operations or financial performance will be materially and adversely affected by the above developments. However, we cannot assure you that, if the political tension between the United States and China intensifies and further regulations affecting our business or customers are passed, our business will not be materially and adversely affected.

The continuing conflict between Russia and Ukraine has significantly impacted global economic markets, which has also led to, and may continue to lead to, additional economic or trade sanctions being imposed against Russia by the U.S., European Union and other countries. The Russia-Ukraine conflict and sanctions on Russia increased the uncertainties in the international relations and the global economy. We cannot predict the progress or outcome of the situation in Russia and Ukraine, as the conflict and governmental reactions continue to evolve.

Rising political tensions could reduce levels of trade, investments, technological exchanges and other economic activities between major economies, which would have an adverse effect on global economic conditions, the stability of global financial markets, and international trade policies. It could also adversely affect the financial and economic conditions in the jurisdictions in which we operate, as well as our financial condition and results of operations. While cross-border business currently may not be an area of our focus, if we plan to expand our business internationally in the future, any unfavorable government policies on international trade or any restriction on Chinese companies may affect the consumer demands for our products and service, impact our competitive position, or prevent us from being able to conduct business in certain countries. In addition, our results of operations could be adversely affected if any such tensions or unfavorable government trade policies harm the Chinese economy or the global economy in general. Any of these factors could have a material adverse effect on our business, prospects, financial condition and results of operations.

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

Our management and independent registered public accounting firm have concluded that our internal control over financial reporting as of December 31, 2022 was effective. However, we cannot assure you that in the future our management or our independent registered public accounting firm will not identify material weaknesses during the Section 404 of the Sarbanes-Oxley Act audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of our ADSs, and harm our reputation. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

We are subject to the U.S. Foreign Corrupt Practices Act, or the FCPA, which generally prohibits companies and anyone acting on their behalf from offering or making improper payments or providing benefits to foreign officials for the purpose of obtaining or keeping business, along with various other anti-corruption laws, including China’s anti-corruption laws such as China’s Criminal Law and Anti-Unfair Competition Law. Our existing policies prohibit any such conduct and we are in the process of implementing additional policies and procedures designed to ensure that we, our employees and intermediaries comply with the FCPA and other anti-corruption laws to which we are subject. There is, however, no assurance that such policies or procedures will work effectively all the time or protect us against liability under the FCPA or other anti-corruption laws for actions taken by our employees and intermediaries with respect to our business or any businesses that we may acquire. We operate in the data center services industry in China and generally purchase our hosting facilities and telecommunications resources from state or government-owned enterprises and sell our services domestically to customers that include state or government-owned enterprises or government ministries, departments and agencies. This puts us in frequent contact with persons who may be considered “foreign officials” under the FCPA, resulting in an elevated risk of potential FCPA violations. If we are found to be not in compliance with the FCPA and other applicable anti-corruption laws governing the conduct of business with government entities or officials, we may be subject to criminal and civil penalties and other remedial measures, which could have an adverse impact on our business, financial condition and results of operations. Any investigation of any potential violations of the FCPA or other anti-corruption laws by U.S. or foreign authorities, including Chinese authorities, could adversely impact our reputation, cause us to lose customer sales and access to hosting facilities and telecommunications resources, and lead to other adverse impacts on our business, financial condition and results of operations.

We have granted, and may continue to grant, stock options and other forms of share-based incentive awards, which may result in significant share-based compensation expenses.

As of February 28, 2023, options to purchase 421,452 ordinary shares and 1,206,489 restricted stock units, or RSUs, that have been granted under our 2010 share incentive plan, or the 2010 Plan, 2014 share incentive plan, or the 2014 Plan, and 2020 share incentive plan, or the 2020 Plan, were outstanding and not vested yet. For details about our share incentive plans, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.” We believe share-based incentive awards enhance our ability to attract and retain key personnel and employees, and we will continue to grant stock options, restricted stock units and other share-based awards to employees in the future.

We are required to account for share-based compensation in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 718, Compensation — Stock Compensation, which generally requires that share-based awards granted to employees be measured and recognized, as an expense, based on the grant date fair value and recognized as compensation expenses over the requisite service period or performance period. For the years ended December 31, 2020, 2021 and 2022, we incurred share-based compensation expense of RMB136.8 million, RMB320.0 million and RMB118.2 million (US$17.1 million), respectively. If our share-based compensation expenses continue to be significant, our results of operations would be materially and adversely affected. However, if we limit the size of grants under our share incentive plans to minimize share-based compensation expenses, we may not be able to attract or retain key personnel.

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

Proceedings instituted recently by the SEC against five PRC-based accounting firms, including our former and current independent registered public accounting firms, could result in our financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese affiliates of the “big four” accounting firms, (including our former and current auditors) and also against Dahua (the former BDO affiliate in China). The Rule 102(e) proceedings initiated by the SEC relate to these firms’ inability to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the CSRC. The issues raised by the proceedings are not specific to our auditors or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States.

In January 2014, the administrative judge reached an initial decision that the “big four” accounting firms should be barred from practicing before the Commission for six months. The “big four” accounting firms appealed the initial administrative law decision to the SEC in February 2014. In February 2015, each of the “big four” accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019.

While we cannot predict if the SEC will further challenge the four China-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions, if the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with SEC requirements could ultimately lead to the delisting of our ADSs or the termination of the registration of our ADSs under the Exchange Act, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China- based, United States-listed companies and the market price of our ADSs may be adversely affected.

The consummation of the proposed going-private transaction is uncertain, and the announcement and pendency of the transaction could materially and adversely affect our business, results of operations and financial condition.

Our board of directors received a proposal letter with respect to a going-private transaction in April 2022 and received a preliminary non-binding proposal letter from Mr. Sheng Chen, our executive chairman, in September 2022. See “Item 4. Information on the Company—A. History and Development of the Company.” There can be no assurance that any definitive offer will be made, that any agreement will be executed or that the proposed transaction or any other transaction will be approved or consummated. The process of consummating the proposed going-private transaction or any other significant strategic transaction involving our company could cause disruptions in our business and divert our management’s attention and other resources from day-to-day operations, which could have an adverse effect on our business, results of operations and financial condition. Additionally, current and prospective employees and members of management could become uncertain about their future roles with us in the event the going-private transaction is completed. This uncertainty could adversely affect our ability to retain and hire employees and members of management. In addition, the announcement and pendency of the proposed going-private transaction could have an adverse effect on our relationships with customers and third-party service providers.

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

Because we are a Cayman Islands company, we are classified as a foreign enterprise under PRC laws and regulations, and our wholly-owned PRC subsidiaries, VNET Data Center Co., Ltd., or VNET China, Joytone Infotech Co., Ltd., or SZ Zhuoaiyi, Abitcool (China) Broadband Inc., or aBitCool DG, and Shanghai Edge Connect Technology Co., Ltd., or SH Edge Connect, are foreign-invested enterprises, or FIEs. We do not have equity ownership in the variable interest entities. To comply with PRC laws and regulations, we conduct our business in China through contractual arrangements with the variable interest entities and their shareholders. These contractual arrangements allow us to direct the activities of the variable interest entities and their subsidiaries that most significantly impact the economic performance of such entities, and enable us to receive substantially all of the economic benefits of our consolidated affiliated entities in consideration for the services provided by our wholly-owned PRC subsidiaries, and have an exclusive option to purchase all of the equity interest in the variable interest entities when permissible under PRC laws. For a description of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with the Variable Interest Entities and Their Shareholders.” If the PRC government deems that our contractual arrangements with the consolidated affiliated entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our shares may decline in value and become worthless, if we are unable to assert our contractual control right over the assets of our wholly-owned PRC subsidiaries and the consolidated affiliated entities that conduct all or substantially all of our operations. Our holding company in the Cayman Islands, the consolidated affiliated entities, and investors of our company face uncertainty about potential future actions by the PRC government authorities that could affect the enforceability of the contractual arrangements with the consolidated affiliated entities and consequently, significantly affect the financial performance of the consolidated affiliated entities and our company as a group.

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

We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. As of the date of this annual report, Han Kun Law Offices, our PRC legal counsel, based on its understanding of the relevant laws and regulations, is of the opinion that as of the date of this annual report, each of the contracts composing the contractual arrangements among us, our wholly-owned PRC subsidiaries, the variable interest entities and their shareholders is valid, legally binding and enforceable upon each party of such agreements under PRC laws and regulations, and does not result in any violation of PRC laws or regulations currently in effect. However, as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the Overseas Listing Regulations, the telecommunications circular described above and the Telecommunications Regulations of the PRC, and the relevant regulatory measures concerning the telecommunications industry, therefore, we cannot assure you that the PRC government authorities that regulate providers of data center service and other telecommunication services and other participants in the telecommunications industry would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

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

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of the variable interest entities in our consolidated financial statements, if the PRC government authorities were to find our legal structure and contractual arrangements to be non-compliant with PRC laws and regulations. We also cannot be certain that equity interests in the variable interest entities will be disposed of in accordance with the contractual arrangements among our PRC subsidiaries, the variable interest entities and the nominee shareholders of the variable interest entities. In addition, new PRC laws, regulations, and rules may be introduced to impose additional requirements, posing additional challenges to our corporate structure and contractual arrangements. If the imposition of any of these government actions causes us to lose our right to direct the activities of the variable interest entities or our right to receive substantially all the economic benefits and residual returns from the variable interest entities and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of the variable interest entities in our consolidated financial statements. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in the variable interest entities, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest. In addition, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. Occurrence of any of these events could materially and adversely affect our business, financial condition and results of operations. In addition, if the imposition of any of these penalties or requirement to restructure our corporate structure causes us to lose the rights to direct the activities of the variable interest entities or our right to receive their economic benefits, we would no longer be able to consolidate such variable interest entities in our consolidated financial statements in accordance with U.S. GAAP. In addition, our shares may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of the VIEs that conduct all or substantially all of our operations. However, we do not believe that such actions would result in the liquidation or dissolution of our company, our wholly-owned subsidiaries in China or the variable interest entities or their subsidiaries. For the years ended December 31, 2020, 2021 and 2022, our consolidated affiliated entities contributed most of our total net revenues.

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

Due to certain restrictions under the PRC laws on foreign ownership of entities engaged in data center service and other telecommunications value-added services, we conduct our operations in China through contractual arrangements among us, our wholly-owned PRC subsidiaries, the variable interest entities and their shareholders. We do not have any equity interest in the consolidated affiliated entities. However, as a result of these contractual arrangements, we have consolidated the financial information of the consolidated affiliated entities in our consolidated financial statements in accordance with U.S. GAAP. We rely on contractual arrangements with the variable interest entities and their shareholders to operate our business in China. For a description of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with the Variable Interest Entities and Their Shareholders.” Most of our revenues are attributed to our consolidated affiliated entities. These contractual arrangements may not be as effective as direct ownership in providing us with control over the variable interest entities. For example, the consolidated affiliated entities and their shareholders could breach their contractual arrangements with us by, among other things, failing to operate our business in an acceptable manner or taking other actions that are detrimental to our interests. If our consolidated affiliated entities or their shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by our consolidated affiliated entities is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could limit legal protections available to you and us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing these contractual arrangements, it would be very difficult to exert effective control over the variable interest entities. As a result, our ability to conduct our business may be materially and adversely affected, and we may not be able to consolidate the financial results of the relevant affiliated entities into our consolidated financial statements in accordance with the U.S. GAAP, which may materially and adversely affect our results of operations and damage our reputation. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could limit legal protections available to you and us.”

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

PRC government has also recently indicated an intent to exert more oversight over offerings that are conducted overseas and foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law, which provided that the administration and supervision of overseas-listed China-based companies will be strengthened, and the special provisions of the PRC State Council on overseas issuance and listing of shares by such companies will be revised, clarifying the responsibilities of domestic industry competent authorities and regulatory authorities. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China The approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval.” In addition, the PRC government has recently published new policies that significantly affected certain industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

The approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen regulation over illegal securities activities and the supervision on overseas listings by China-based companies and propose to take effective measures, such as promoting the development of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On February 17, 2023, the CSRC issued the Overseas Listing Regulations, which became effective on March 31, 2023. Pursuant to the Overseas Listing Regulations, domestic companies directly or indirectly offer securities or list on overseas markets, including (i) Chinese companies limited by shares and (ii) overseas enterprises with business mainly conducted in China and intends to use its domestic equity, assets, income or other similar interests to offer securities or list on overseas markets, shall submit filing materials to CSRC within three working days after the submission of the application documents for an initial public offering overseas. For issuance of listed securities overseas after listings on the overseas market, filing materials should be submitted to CSRC within three working days after the completion of the issuance. Failure to complete the filing under the Overseas Listing Regulations or conceals any material fact or falsifies any major content in its filing documents may subject the company to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, direct officers-in-charge and other direct personnel-in-charge may also be subject to administrative penalties, such as warnings and fines. On February 17, 2023, the CSRC also issued the Notice on Administration of the Filing of Overseas Offering and Listing by Domestic Companies and held a press conference for the release of the Overseas Listing Regulations, which, among others, clarified that the companies in mainland China that have been listed overseas before March 31, 2023 are not required to file with the CSRC immediately, but these companies should complete filing with the CSRC for their refinancing activities in accordance with the Overseas Listing Regulations. Based on the foregoing, we are not required to complete filing with the CSRC for our listing on the Nasdaq Global Select Market at this stage, but we may be subject to the filing requirements for our future capital raising activities under the Overseas Listing Regulations. As the Overseas Listing Regulations was newly promulgated, uncertainty remains as to its interpretation and implementation upon promulgation and how these regulations will affect our operations and future overseas offerings.

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

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but are not binding. Since late 1970s, the PRC government has been developing a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past several decades has significantly enhanced the protections afforded to various forms of foreign investments in China. Our PRC subsidiaries and the VIEs are subject to various PRC laws and regulations generally applicable to companies in China. However, as these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties.

In addition, the PRC legal system is based in part on government policies and internal rules, some of which may not be published on a timely basis or at all, and some of which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may also impede our ability to enforce the contracts we have entered into. As a result, these uncertainties could materially and adversely affect our business and results of operations.

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. The Confidentiality and Archives Management Provisions, which became effective on March 31, 2023, provides that the investigation and evidence collection in relation to the oversea securities offering and listing of the PRC domestic companies by the overseas securities regulatory authorities and relevant authorities shall be conducted through the cross-border cooperation mechanism for supervision and administration and the PRC domestic companies shall obtain the prior consent from the CSRC or relevant authorities before cooperating with such overseas securities regulatory authorities or relevant authorities in connection with relevant inspections or investigations or providing relevant documents to such overseas securities regulatory authorities or relevant authorities. The inability of an overseas securities regulator to directly conduct investigations or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

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

PRC government has significant oversight over the conduct of our business and may intervene or influence our operations at any time, which may potentially result in a material adverse effect on our operations. In recent years, PRC government has also indicated an intent to exert more oversight over offerings that are conducted overseas and foreign investment in China-based issuers, which could impact our ability to raise additional capital in international capital markets. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on M&A and Overseas Listing.” In addition, the Administrative Measures for Examination and Registration of Enterprise’s Medium and Long-Term Foreign Debts, or the Foreign Debts Measures, that became effective on February 10, 2023 established a foreign debt approval registration system that replaced the foreign debt filing registration system under the Circular on Promoting the Reform of the Filing and Registration System on the Issuance by Enterprises of Foreign Debt by the NDRC. Given the uncertainties regarding the interpretation and application of the newly promulgated Foreign Debts Measures, there is no assurance that we can complete the registration with relevant authorities for our future foreign debt offerings or accomplish the required filings or other regulatory procedures in a timely manner, or at all. In addition, the PRC government has recently published new policies that significantly affected certain industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

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

Some of our subsidiaries and the key subsidiaries of the variable interest entities have obtained the Cross-Regional VAT Licenses issued by competent government agencies. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Value-Added Telecommunications Business—Value-added Telecommunications Services.” Moreover, the MIIT does not approve any expansion of authorization by an internet data center operator to its subsidiaries, and it does not allow any such subsidiary of an internet data center operator to renew its current authorization in the future. Instead, the MIIT requires such subsidiaries to apply for their own VAT Licenses to provide internet data center service. As of the date of this annual report, all of our applicable subsidiaries and the variable interest entities’ applicable subsidiaries have obtained their own Cross- Regional VAT Licenses for conducting internet data center business. However, we cannot assure you that PRC governmental authorities will continue to deem our hosting service and any of our newly developed technologies, network and services used in our business as a type of value-added telecommunications business covered under the Cross-Regional VAT Licenses issued and currently held by our subsidiaries and the variable interest entities’ subsidiaries. Furthermore, we cannot rule out the possibility that PRC legislators or governmental authorities will promulgate any new laws or regulations or update the current and existing laws and regulations which may clearly define or categorize our hosting service and any of our newly developed technologies, network and services used in our business as a type of basic telecommunication business, which is not covered by our VAT Licenses. As we expand our networks across China, it is also possible that the MIIT, in the future, may deem our operations to have exceeded the terms of our existing licenses. Further, we cannot assure you that our subsidiaries and the variable interest entities’ subsidiaries that currently hold the Cross- Regional VAT Licenses will be able to successfully renew their value-added telecommunications business operation licenses upon the expiration, nor can we ensure that we will be able to obtain any other licenses necessary for us to carry out our business, or that our existing licenses will continue to cover all aspects of our operations upon their renewal.

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

The PCAOB had historically been unable to inspect our former auditor in relation to their audit work.

Our former auditor, Ernst & Young Hua Ming LLP, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our former auditor is located in the PRC, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022, our former auditor was not inspected by the PCAOB in relation to their audit work for our company. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections in China in the past made it difficult to evaluate the effectiveness of our former auditor’s audit procedures or quality control procedures as compared to auditors outside of China that were subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements. As part of our continued efforts to ensure accuracy of our financial reporting, our audit committee periodically communicates with our independent auditor to oversee and evaluate the audit procedures and status. However, we cannot assure you that the measures our audit committee has taken or will take in the future will be effective.

Our ADSs may be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCA Act, if the SEC, determines that a company retains a foreign accounting firm that cannot be subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit its securities from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report relaying to the SEC its determinations that it was unable to inspect or investigate completely registered public accounting firms in mainland China and Hong Kong. In March 2022, the SEC issued its first “Conclusive list of issuers identified under the HFCA Act” indicating that those companies were formally subject to the delisting provisions. In May 2022, we were conclusively identified by the SEC under the HFCA Act due to the fact that our previous auditor was located in mainland China and could not be inspected by the PCAOB. For more details, see https://www.sec.gov/hfcaa.

On August 26, 2022, the PCAOB signed with the CSRC and the Ministry of Finance of the PRC a Statement of Protocol, which gives the PCAOB sole discretion to select the firms, audit engagements and potential violations it inspects and investigates and put in place procedures for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it was unable to inspect or investigate completely registered public accounting firms. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions.

We have engaged KPMG Huazhen LLP as our independent registered public accounting firm for the fiscal year ended December 31, 2022. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCA Act. Such lack of inspection could cause trading in our securities to be prohibited under the HFCA Act and ultimately result in a determination by a securities exchange to delist our securities. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would cause our ADSs to significantly decline in value or become worthless. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

A number of our PRC subsidiaries and consolidated affiliated entities, including VNET Beijing, Shanghai Blue Cloud Technology Co., Ltd., or SH Blue Cloud, Shenzhen Diyixian Telecommunication Co., Ltd., or SZ DYX, and BJ TenxCloud, are entitled to enjoy a preferential tax rate of 15% due to their qualification as HNTE. The qualification as a HNTE is subject to annual administrative evaluation and a three-year review by the relevant authorities in China. If VNET Beijing, SH Blue Cloud, SZ DYX, and BJ TenxCloud fail to maintain or renew their HNTE status, their applicable EIT rate may be increased to 25%, which could have a material adverse effect on our financial condition and results of operations.

In April 2011, VNET (Xi’an) Information Outsourcing Industry Park Services Co., Ltd., or Xi’an Sub, a subsidiary of VNET Beijing located in Shaanxi Province, was qualified for a preferential tax rate of 15% and started to apply this rate from then on. The preferential tax rate is awarded to companies that are located in West Regions of China which operate in certain encouraged industries. This qualification will need to be assessed on an annual basis. For the years ended December 31, 2020, 2021 and 2022, the tax rate assessed for Xi’an Sub was 15%, 15% and 15%, respectively.

For the year ended December 31, 2022, our other PRC subsidiaries would be subject to an EIT rate of 25%, unless they are qualified as Small Scale and Low Profit Enterprises which enjoy a reduced EIT rate ranging from 2.5% to 4.2%, depending on their annual taxable income.

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

Our current PRC resident beneficial owners, including our co-founders Mr. Sheng Chen and Mr. Jun Zhang, have filed the foreign exchange registration in connection with their respective overseas shareholding in our company in accordance with the Circular 75 on June 10, 2014.

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

The trading price of our ADSs has fluctuated since we first listed our ADSs on the Nasdaq Global Select Market on April 21, 2011. In 2022, the trading prices of our ADSs have ranged from US$3.65 to US$10.01 per ADS, and the last reported closing price on April 25, 2023 was US$2.76 per ADS. The market price for our ADSs may be highly volatile and subject to wide fluctuations in response to factors including the following:

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

Our multi-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Our ordinary share capital consists of Class A ordinary shares, Class B ordinary shares, Class C ordinary shares and Class D ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares are entitled to one vote per share, while (i) holders of Class B ordinary shares are entitled to ten votes per share; (ii) holders of Class C ordinary shares are entitled to one vote per share, except that we shall only proceed with the following matters with the written consent of the holders holding a majority of the issued and outstanding Class C ordinary shares or with the sanction of a special resolution passed at a separate meeting of the holders of the issued and outstanding Class C ordinary shares: (x) any appointment or removal of directors other than the appointment or removal of directors that is made pursuant to a shareholder’s right under the Investor Rights Agreement, dated January 15, 2015, among the Company, King Venture Holdings Limited, Xiaomi Ventures Limited and certain other parties named therein, and the Share Subscription Agreement, dated May 23, 2016, between the Company and Tuspark Innovation Venture Limited; (y) entry into any agreement by us or our subsidiaries with any shareholder who holds more than 10% of our issued and outstanding share capital or such shareholder’s affiliate, other than agreements entered into in our ordinary course of business with a total contract amount below 10% of our consolidated total revenue in the most recent completed fiscal year; and (z) any proposed amendments to our memorandum and articles of associations that will amend, alter, modify or change the rights attached to Class C ordinary shares; and (iii) holders of our Class D ordinary shares are entitled to 500 votes per share.

Each Class B ordinary share, each Class C ordinary share and each Class D ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares, Class C ordinary shares, Class D ordinary shares or preferred shares under any circumstances. Upon any transfer of Class B ordinary shares, Class C ordinary shares or Class D ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares, Class C ordinary shares or Class D ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares. Holders of our Class D ordinary shares shall have the same rights as the holders of our Class B ordinary shares except for voting rights.

Due to the disparate voting powers attached to these four classes, holders of our Class B ordinary shares, Class C ordinary shares or Class D ordinary shares have significant voting power over matters requiring shareholders’ approval. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

The sales or potential sales of a substantial number of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the price of our ADSs to decline.

Sales of substantial amounts of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs. As of February 28, 2023, we had 890,714,046 ordinary shares issued and outstanding, comprising of 859,932,323 Class A ordinary shares (excluding treasury shares and Class A ordinary shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards) issued and outstanding, 30,721,723 Class B ordinary shares issued and outstanding, 60,000 Class C ordinary shares issued and outstanding and no Class D ordinary shares issued and outstanding, including 855,582,666 Class A ordinary shares represented by 142,597,111 ADSs, which are freely transferable without restriction or additional registration under the Securities Act. The remaining Class A ordinary shares issued and outstanding and Class A ordinary shares converted from the Class B ordinary shares, the Class C ordinary shares or Class D ordinary shares will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Certain holders of our ordinary shares may cause us to register under the Securities Act the sale of their shares. Sales of these registered shares in the form of ADSs in the public market could adversely affect the market price of the ADSs.

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

Certain major shareholders will continue to own a substantial number of our securities and as a result, may be able to exercise significant influence over certain matters. These shareholders may have different interests from our or your interests.

We have a number of major shareholders. For details, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.” Certain of these major shareholders may have interests that are different from the interests of our other shareholders. There may be real or apparent conflicts of interest with respect to matters affecting such shareholders and their affiliates whose interests in some circumstances may be adverse to our interests.

Currently, we are not aware that any of our existing shareholders have entered or will enter into a shareholders’ agreement with respect to the exercise of their voting rights. However, for so long as such major shareholders continue to own a significant percentage of our shares, they could have the ability to significantly influence the composition of our board of directors and the approval of actions requiring shareholder approval through their voting power. Among other consequences, this concentration of ownership may have the effect of delaying or preventing a change in control and might therefore negatively affect the market price of our ADSs.

A change of control or a delisting of our shares may have negative implications for us.

If any investor acquires over 50% of the voting power of all of our outstanding equity securities or if our ADSs are delisted from the Nasdaq, we may be required to refinance all or part of our corporate debt or obtain waivers from the related noteholders or lenders, as applicable, due to the fact that certain of our corporate financing agreements contain customary change of control provisions and delisting restrictions. If we fail to obtain such waivers and the related noteholders or lenders, as applicable, elect to accelerate the relevant corporate debt, we may not be able to repay or refinance such debt (on favorable terms or at all), which may have a material adverse effect on our business, financial condition results of operations and cash flows and cause the price of our ADSs to decline.

We are exempt from certain corporate governance requirements of Nasdaq and we intend to rely on certain exemptions.

Certain corporate governance practices in the Cayman Islands, which is our home country, are considerably different from the standards applied to U.S. domestic issuers. Nasdaq Marketplace Rules provide that foreign private issuers are exempt from certain corporate governance requirements of Nasdaq and may follow their home country practices, subject to certain exceptions and requirements to the extent that such exemptions would be contrary to U.S. federal securities laws and regulations. We currently follow our home country practice that: (i) does not require us to solicit proxies and hold meetings of our shareholders every year, (ii) does not restrict a company’s transactions with directors, requiring only that directors declare the nature of his interest at a meeting of the directors, exercise a duty to act in good faith in the best interests of the company and have regard to their fiduciary duties (including but not limited to a duty not to put himself in a position where the interests of the company conflict with his personal interest, a duty to exercise powers for a proper purpose and a duty act with skill and care) owed to the companies for which they serve, (iii) does not require us to obtain shareholder approval for issuing additional securities exceeding 20% of our issued and outstanding ordinary shares, (iv) does not require us to seek shareholders’ approval for amending our share incentive plans, and (v) does not require each member of our compensation committee and nominating and corporate governance committee to satisfy the “independence” requirements of Rule 5605 of Nasdaq Stock Market Rules. As a result, our investors may not be provided with the benefits of certain corporate governance requirements for U.S. domestic companies listed on Nasdaq.

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

Based on the market price of our ADSs and Class A ordinary shares, the value of our assets, and the composition of our assets and income, we believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2022. We must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). While we do not anticipate becoming a PFIC, no assurances regarding our PFIC status can be provided for any past, current or future taxable year. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. Furthermore, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current taxable year or any future taxable years. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for any prior, current or subsequent taxable year.

A non-U.S. corporation, such as our company, will be considered a PFIC for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, certain royalties and rents, annuities, net gains from the sale or exchange of property producing such income and certain net foreign currency gains. For this purpose, cash and assets readily convertible into cash are categorized as passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Although the law in this regard is not entirely clear, we treat the variable interest entities as being owned by us for U.S. federal income tax purposes because we control their management decisions and we are entitled to substantially all of their economic benefits and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the variable interest entities for United States federal income tax purposes, we are significantly more likely to be treated as a PFIC for our taxable year ended December 31, 2022 and for subsequent taxable years.

If we were to be or become a PFIC, U.S. investors may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of our ADSs or Class A ordinary shares on the receipt of distributions on our ADSs or Class A ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules. For more information, see “Item 10. Additional Information—E.Taxation—Certain U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

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

Our memorandum and articles of association contain certain provisions that could limit the ability of others to acquire control of our company, including our multi-class voting structure, and a provision that grants authority to our board of directors to establish from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. These provisions could have the effect of depriving our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

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

Our board of directors received a proposal letter with respect to a going-private transaction in April 2022 and received a preliminary non-binding proposal letter from Mr. Sheng Chen, our executive chairman, in September 2022. In September 2022, our board of directors formed a special committee consisting of three of our independent directors, to review and evaluate the two proposals. For more details, see “Item 4. Information on the Company—A. History and Development of the Company.” The going-private transaction, whether or not consummated, presents a risk of diverting management focus, employee attention and resources from other strategic opportunities and from operational matters. The development of the transaction, such as the entry into or the termination of any definitive agreement, may increase volatility of the trading price of our ADSs.

ITEM 4.INFORMATION ON THE COMPANY

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

From time to time, we have acquired companies that are complementary to our business, as well as made alternative investments and entered into strategic partnerships or alliances as we see fit, we have also divested part of our business as part of our efforts to adjust our business development strategy. For example, we are Microsoft’s local partner for all of its three major cloud offerings: Microsoft Azure, Microsoft 365 (formerly Office 365), and Dynamics 365. In March 2017, we entered into an investment agreement with Warburg Pincus to establish a multi-stage joint venture and build a digital real estate platform in China, with an aim to form additional joint ventures to jointly develop IDC projects, and we reached agreements to restructure our partnership with Warburg Pincus in July 2019. In September 2017, we transferred 66.67% of the equity interest in six wholly-owned subsidiaries engaged in the CDN, hosting area network services and route optimization business, or WiFire Entities, for a nominal consideration of RMB1 for each of the WiFire Entities to Beijing TUS Yuanchuang Technology Development Co., Ltd., a wholly-owned subsidiary of Tsinghua Holdings Co., Ltd., or Tus-Holdings. Upon completion of such transfer, Tus- Holdings and we hold 66.7% and 33.3% equity interest in each of the WiFire Entities, respectively. WiFire Entities have been deconsolidated from our consolidated financial statements since then. In October 2019, we signed a memorandum of understanding with Alibaba to deploy IDC services in support of Alibaba’s expansion throughout Eastern China.

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

On April 13, 2021, we repurchased from Tuspark Innovation Venture Limited (“Tuspark”) 48,634,493 Class B ordinary shares for an aggregate purchase price of approximately US$260.0 million. The repurchase price is at US$5.346 per ordinary share, or US$32.076 per ADS, which is the product of (i) the daily volume weighted average price of the ADSs for the consecutive thirty (30) trading days ended on March 22, 2021, multiplied by (ii) 88%. On the same day, Mr. Wenbin Chen, the director appointed by Tuspark resigned from our board of directors. Immediately following the consummation of the transaction, all of the remaining Class B ordinary shares held by Tuspark have been converted into the same number of Class A ordinary shares of the Company. On August 23, 2021, Tuspark sold 16,363,636 Class A ordinary shares to DNE (Cayman) Investment I Holding Limited, a third-party company, and 17,140,898 Class A ordinary shares to Beacon Capital Group Inc., a company affiliated with Mr. Josh Sheng Chen, at the same price. As of February 28, 2023, to the best of our knowledge, Tuspark was a beneficial owner of more than 5.0% of our ordinary shares.

On July 15, 2021, to strengthen our leading position in carrier- and cloud-neutral IDC services, we, through our wholly-owned subsidiary, Shenzhen Cloud Native Technology Co., Ltd., acquired 100% of the equity interests in BJ TenxCloud from third-party selling shareholders of BJ TenxCloud. BJ TenxCloud primarily provides digitalization solutions to customers based on the in-house developed cloud native platform. The total consideration of the acquisition was RMB414.7 million.

On January 27, 2022, our board of directors held a board meeting and authorized the adoption of a Certificate of Designation, Preferences and Rights of the Series A-1 Perpetual Convertible Preferred Shares, or the Certificate of Designation, to create and issue a new series of perpetual convertible preferred shares of our company with preference, priority, special privilege, redemption and other rights provided in the Certificate of Designation. Our board of directors also authorized the re-designation of 300,000 of the authorized but unissued Class A ordinary shares in the authorized share capital of our company as Series A-1 perpetual convertible preferred shares. As of the date of this annual report, no Series A-1 perpetual convertible preferred shares have been issued.

In April 2022, our board of directors received an unsolicited preliminary non-binding proposal letter (the “April Proposal”) from the Hina Group and Industrial Bank Co., Ltd., Shanghai Branch, proposing to acquire all of the outstanding ordinary shares of VNET for US$8.00 per ADS, or approximately US$1.3333 per ordinary share, in cash. In September, 2022, our board of directors received a preliminary non-binding proposal letter (the “September Proposal”) from Mr. Josh Sheng Chen, co-founder of our company and our executive chairman, proposing to acquire all of the outstanding ordinary shares of VNET for US$8.20 in cash per ADS, or approximately US$1.3667 per ordinary share.

In September 2022, a special committee (the “Special Committee”) of our board of directors, consisting solely of independent directors, has been formed to evaluate and consider the proposed going-private transaction and other strategic alternatives available to us. The Special Committee retained an independent financial advisor and an independent legal counsel in October 2022.

As of the date of this annual report, the Special Committee is in the process of carefully considering and evaluating, with the assistance of the Special Committee’s independent financial and legal advisors, the September Proposal, the April Proposal and other potential strategic alternatives we may pursue. No definitive offer has been made, nor has any definitive agreement been executed, with respect to the proposed going-private transaction. There can be no assurance that the proposed going-private transaction will continue to be pursued, approved or consummated. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The consummation of the proposed going-private transaction is uncertain, and the announcement and pendency of the transaction could materially and adversely affect our business, results of operations and financial condition.”

On February 15, 2023, our audit committee and board of directors has approved and authorized the issuance of up to 555,000 newly created Class D ordinary shares to Mr. Sheng Chen, our executive chairman of the board. The Class D ordinary shares will have the same rights as our existing Class B ordinary shares except for voting rights, and holders of Class D ordinary shares shall be entitled to 500 votes per share on all matters submitted to shareholder vote. The proposed issuance of Class D ordinary shares is subject to and conditional upon the occurrence of conversion of pledged Class B ordinary shares beneficially owned by Mr. Sheng Chen into Class A ordinary shares upon a transfer to any person who is not an affiliate of Mr. Sheng Chen (each, a “Class B Conversion”). Following each Class B Conversion, the Company will issue a number of Class D ordinary shares to Mr. Sheng Chen that is equal to one-fiftieth (1/50) of the number of converted Class B ordinary shares, with fractional shares rounded down to the nearest whole share. The purchase price for each Class D ordinary share shall be equal to the volume weighted average price of the Company’s ADSs for the 30 trading days immediately prior to applicable issuance date, adjusted by the ADS-to-share ratio. As of the date of this annual report, no Class D ordinary shares have been issued.

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

B.Business Overview

We are a leading carrier-neutral and cloud-neutral data center service provider in China. We have one of the largest carrier-neutral data center networks in China with our 45 self-built data centers and 98 partnered data centers with an aggregate capacity of 87,322 cabinets under our management as of December 31, 2022. Our data centers are concentrated in tier-1 cities in China and their surrounding regions, which have favorable supply-demand dynamics, owing to dense internet traffic, scarce resources and high demand for data center facilities. Most of our data centers and our POPs are connected across China.

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

According to Frost & Sullivan, the continuing drivers for the data center demands consist of (i) growing IT outsourcing capacity by enterprises; (ii) implementation of next-generation 5G network and disruptive technologies; (iii) growing data center service demand from China’s cloud service providers and enterprise digital transformation; (iv) supportive government policies, despite the recent regulatory headwinds; (v) customer segments drive data center service demand; and (vi) the overall growing trend of generating and processing data and robust growth in data traffic. From 2017 to 2022, China’s carrier- neural data center service market has been growing by a CAGR of 32.0% and is expected to grow by a CAGR of 20.2% from 2023 to 2027. China’s cloud service market has been growing by a CAGR of 31.4% from 2017 to 2022 and is expected to grow by a CAGR of 23.8% from 2023 to 2027. As a leading carrier-neutral and cloud-neutral data center service provider in China, we had a 10.0% market share in the carrier-neutral data center service market in terms of data center service revenues in 2022.

We are a pioneer in the carrier-neutral data center industry in China and commenced our operations in 1999. According to Frost & Sullivan, we are the first carrier-neutral data center service providers in China with infrastructure interconnected with all major network providers, which connect and share data traffic to help scale the rapid development of the early internet industry in China. Based on our partnership with Microsoft to introduce Azure and Microsoft 365 (formerly Office 365) in China in 2013, we are also the first carrier-neutral data center service provider to offer global cloud services in China and our services have helped accelerate the digital transformation of our enterprise customers.

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

With a nationwide data center network and comprehensive service offerings, we have attracted a diversified and loyal customer base. As of December 31, 2022, we had over 1,400 customers for our managed hosting services and over 7,000 enterprise customers in total. We also enjoy long- standing relationships with our customers and have high customer retention, as evidenced by our low average monthly hosting churn rate for managed hosting services, which was 0.3%, 0.2% and 0.2% in 2020, 2021 and 2022, respectively.

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

Managed Retail Services. Our managed retail services include colocation services, interconnectivity services, and value-added services.

●	Colocation Services allow customers to lease partial or entire cabinets for their servers. Our customers have full control over their server(s) housed in our data centers. Depending on customer needs, we provide different levels of tailored server administration services, including operating system support and assistance with updates, server monitoring, server backup and restoration, server security evaluation, firewall services, and disaster recovery. Our customers’ servers are housed in our data centers providing redundant power supplies and heating, ventilating and air conditioning systems. Our colocation services relieve customers from the daily pressures of IT infrastructure maintenance so that they can focus on their core businesses. Customers have the option to either place their servers and equipment in standard cabinets dedicated for their exclusive use, or in cabinets shared with other customers. They can customize their cabinet space for their servers, network connections and other equipment. Customers can elect to buy the hardware that they place within their cabinets from their chosen suppliers. In addition, customers can also lease power-enabled blank space, where they can place their own cabinets in our data centers or use our services to build their customized cabinet space.
●	Interconnectivity Services are provided by us in the following ways:
o	Border Gateway Protocol (“BGP”) Network Services. We provide network services that use BGP routing protocol and policies, which allow the internet to become a decentralized system and thereby reduces traffic congestion and data transmission time;
o	Single-line Network Services. Some of our customers choose to connect their servers only to one telecommunication carrier in China. Based on their selections, we provide them with network connection to the major telecommunication carriers, including China Telecom, China Unicom and China Mobile; and
o	Multiple-line Network Services. As a carrier-neutral service provider, our data centers are connected to all carrier and non-carrier networks in China. Customers then may choose to connect their servers to two or multiple networks, which provides more cost-effective internet access and ensures better business continuity. Our interconnectivity services connect our customers with each other, connect our data centers with telecommunication carriers’ backbone network and other networks. We provide cross-connection services to our customers. Upon the request of the customers, we utilize single or multi-mode fibers to create links between the customers directly and exclusively.
●	Value-Added Services are provided by us in the following ways:
o	Hybrid IT Services. Our hybrid IT services provide customers with a complete package of infrastructure service offerings, conveniently bundled to expedite the customer’s process to launch their applications and products to the extent possible. In conjunction with our infrastructure-as-a-service, or IaaS, and platform-as-a-service, or PaaS, hybrid IT services combine colocation, servers, connectivity, storage and customer services to save IT infrastructure deployment time, and provide a complete, reliable, and secured environment for customer’s IT demands. As more customers move their IT resources to the cloud, our cloud-neutral platform will enable our hybrid IT services to provide elastic cloud services as well as their inter-linked connections;
o	Private Cloud, Hybrid Cloud and Cloud Native Services. We provide private cloud, hybrid cloud and multi-cloud managed services to address enterprises’ needs in aspects of data sovereignty, cost of ownership, and customization through our proprietary technologies and technical integration with selected partners, such as VMWare, Redhat and ZStack. Through BJ TenxCloud, one of our subsidiaries, we also provide digitalization solutions to customers based on our in-house developed cloud native platform. Customers can fully exploit elasticity and flexibility of our cloud solutions and modernize their applications and infrastructure, to achieve more efficient software development and production; and
o	Other Value-Added Services. To complement our hosting services and enhance our customers’ experiences, we also provide other value- added services, including bare metal services, firewall services, server load balancing, data backup and recovery, data center management, server management, and standby server services. In addition, we also provide customers with traffic charts and analysis, gateway monitoring for servers, domain name system setup, defense mechanism against distributed denial of service (DDOS) attacks, basic setting of switches and routers, and virus protections.

●	Managed Wholesale Services. Our managed wholesale services started in 2019 and provide internet giants and large-scale cloud computing service providers with data center sites constructed and developed by us. Based on the specific requirements of our customers, we source properties for data center sites by acquiring or leasing green-field sites or existing industrial buildings from third parties, and then design and, through cooperation with developers, contractors, and suppliers, build the data center facilities with advanced design and high technical specifications. We believe our core competency and capabilities, acquired from decades of industry experience in the retail segment, are also applicable and critical when we expand our business into the wholesale segment and develop wholesale data centers. As of December 31, 2022, the total capacity commitment from our wholesale customers was 316 megawatts.
●	Planning: We engage with our clients from the site selection and planning stage and choose the sites for wholesale data centers at the strategic locations which fits into our clients’ IT infrastructure deployment and provides great access to power and connectivity. Backed by multi-year experience and strong presence in key markets, we are able to conduct in-depth analysis and select the most suitable location based on clients’ requirements by acquiring or leasing green-field sites or existing industrial buildings from third parties. Our team works closely with local government authorities to obtain necessary permits and approvals and with electric utilities to obtain sufficient power supply. We also actively cooperate with telecommunication carriers to ensure multi-carrier connectivity to our wholesale data centers.
●	Design: Leveraging our technological know-how from our internal design teams and a comprehensive data center product portfolio, developing and accumulating through the designs and construction of retail data centers, we are dedicated to ensuring that each of our wholesale data centers meets the specific requirements of our clients and achieves industry leading energy efficiency and operating performance. Our technology strengths, such as advanced cooling technology and power management technology, are integrated due to close collaboration among our internal design team, research and development team and external design institutes.
●	Construction: We believe our well-established relationships with high quality contractors and suppliers, combined with our specialized construction team consisting of experienced professionals, help us to ensure fast delivery and cost effectiveness in data center construction. As opposed to retail data centers, typically the wholesale data centers are built to suit and customized to fulfill our clients’ different technical requirements. Furthermore, our clients require us to deliver wholesale data centers in large volumes within a prescribed construction period.
●	Operations: We are one of the first carrier neutral data center service providers in China and commenced operations in 1999. Since then, we haven’t encountered any disastrous accident over the last 20 years, demonstrating our strong operational expertise. We are able to provide service-level agreement for 99.9% uptime for power and 99.9% uptime for network connectivity for our self-built data centers. Our operational excellence to deliver wholesale data centers with high reliability, availability, security and manageability are sought by our wholesale clients. As a result, operations and management expertise becomes an increasingly important criteria when they select their data center partners.

Cloud Services

We started providing public cloud services in 2013 through our cooperation with Microsoft. Under our cooperation arrangement with Microsoft, we provide Microsoft’s cloud services, including Azure, Microsoft 365 (formerly Office 365), Dynamics 365 and Power Platform, to customers in mainland China by entering into service agreements with such end customers.

We provide IaaS, PaaS, and software-as-a-service, or SaaS, to our enterprise and individual end customers on the public cloud. Microsoft Azure provides our customers with a one-stop shop to purchase a portion of the pooled computing resources, control the applications uploaded to the virtual servers and/or access to the applications run by various operators on the cloud infrastructure, and pay on an on-demand basis. Through Microsoft 365 services, we provide our customers with not only the complete Microsoft 365 applications, but also business-class email, file sharing and HD video conferencing, all working together and connected in the public cloud so that customers can have access to everything they need to run their business from anywhere.

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

VPN Services

We offer VPN services, primarily through Dermot Holdings Limited and its subsidiaries, or Dermot Entities, which we acquired in August 2014 and hold the brand of DYXnet. We offer customers best-in-class, enterprise-grade network services in numerous cities throughout Greater China and the wider Asia-Pacific region. We provide enterprise network solutions including Multiprotocol Label Switching (“MPLS”) and Software-Defined WAN (“SD- WAN”), internet access and network security solutions, and fully managed network enabling connectivity with 216 POPs across Asia, of which 95 POPs are for VPN services. We have further expanded our product portfolio to include Cloud & SaaS solutions, and the fast deployment on connecting public cloud around the Globe with high-speed network connections. In 2022, we launched the Secure Access Service Edge (“SASE”) solution based on our SD-WAN services.

Additionally, we have been appointed as one of the SD-WAN Services Standard Drafting Units of China Communications Standards Association (“CCSA”). We obtained the “SD-WAN Ready” certificate for overall solutions issued by the China Academy of Information and Communications Technology (“CAICT”) in 2020, and further certified with “SD-WAN Ready 2.0” in 2022. We are among the first official members of the China Cross-border Data Telecommunications Industry Alliance for being recognized as legally compliant by China’s Communications Administration. We are also among the first batch of ICT service providers in Greater China to obtain several ISO international certifications including ISO/IEC 27001: 2013, ISO/IEC 20000-1: 2018, and ISO 9001: 2015 for information security, IT service management, and quality management, respectively.

Our Infrastructure

Our infrastructure, which consists of our data centers and data transmission network, is the foundation upon which we provide services to our customers. As of December 31, 2022, we operate 45 self-built data centers and 98 partnered data centers located in tier-1 and their surrounding cities, including all of China’s major internet hubs, with 87,322 cabinets under management. Our extensive network, consisting of 216 POPs, is a “high-speed internet railway” that connects our data centers with each other and links them to China’s telecommunication backbones.

Our Data Centers

We adopt a distributed deployment method when choosing locations for our partnered data centers based on the specific requests of our customers, demands in different cities and our strategy for POP establishment; therefore, the locations and number of our partnered data centers are subject to change from time to time. We operate two types of data centers: self-built and partnered. We define “self-built” data centers as those with our owned cabinets, and data center equipment housed in buildings we owned, leased from third parties, or we purchased from third parties. We define “partnered” data centers as the data center space and cabinets we leased from China Telecom, China Unicom, China Mobile and other third parties through agreements. As of December 31, 2022, we operate 45 self-built data centers housing 82,581 cabinets and 98 partnered data centers housing 4,741 cabinets.

The table below sets forth the number of data centers and cabinets under our management as of December 31, 2020, 2021 and 2022, respectively.

	As of December 31,
	2020	2021	2022
Data Centers
Self-built	32	40	45
Partnered	52	64	98
Total	84	104	143
Cabinets
Self-built	49,876	74,143	82,581
Partnered	3,677	4,397	4,741
Total	53,553	78,540	87,322

Our data centers are located in over 30 cities as of the date of this annual report. Our nationwide network of data centers not only enables us to serve customers in extended geographic areas, but also establishes a national data transmission network that sets up connections among carriers and service providers in various locations.

The table below sets forth our portfolio of self-built cabinets housed by our data centers as of December 31, 2022.

	As of December 31, 2022
	Number of Self-built Cabinets Housed	Percentage of Contribution
Greater Beijing Area	Approximately 39,000	47.3%
Yangtze River Delta	Approximately 23,500	28.5%
Greater Bay Area	Approximately 9,300	11.2%
Others	Approximately 10,700	13.0%
Total	Approximately 82,500	100.0%

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

Our Network

Our network transmits data and directs internet traffic, forming an internet highway system that is linked to the networks of major carriers, non-carriers and ISPs and enhances communications among our data centers, our customers and end users located throughout China and around the world. As of December 31, 2020, 2021 and 2022, our network connected 165, 183 and 216 POPs throughout China.

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

Customers and Customer Support

Our Customers

We serve a diversified and loyal base of customers, depending on the different types of services provided by us, our customers include (i) enterprise customers for our hosting and related services, and (ii) individual customers who signed up for the Microsoft Azure, Microsoft 365 (formerly Office 365), Dynamics 365 and Power Platform services. As of December 31, 2022, we had over 7,000 enterprise customers, of which over 1,400 customers are using our managed hosting services. Our enterprise customers represent a variety of industry verticals with different business scale, ranging from information technology and cloud services, telecommunication carriers, communications and social networking, gaming and entertainment, ecommerce, automobile to financial services and government agencies, as well as from blue-chip enterprises to small- to mid-sized enterprises.

We have a loyal customer base, as evidenced by our low churn rate. Our average monthly hosting churn rate, based on our core IDC business, was 0.3%, 0.2%, and 0.2% in 2020, 2021 and 2022, respectively. Our average monthly recurring revenue from our top 20 customers were RMB140.3 million, RMB191.3 million, RMB225.0 million (US$32.6 million) in 2020, 2021 and 2022, respectively.

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

We have made continual investments and trainings for research and development to drive our growth in both mature and emerging businesses. We incurred RMB112.9 million, RMB188.5 million and RMB306.8 million (US$44.5 million) in research and development expenses for the years ended December 31, 2020, 2021 and 2022, respectively. As of December 31, 2022, our experienced research and development team consisted of 175 engineers, many of whom have more than 10 years of relevant industry experience.

Our research and development efforts have yielded 134 patents, 87 patent applications and 296 software copyright registrations as of December 31, 2022, all in China and focused on the areas including (i) energy saving technology, (ii) data center design and facility maintenance and operations, (iii) network operation and maintenance management, (iv) cloud-related technologies, and (v) edge computing and blockchain.

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

Our strong brand recognition, neutrality positioning, and large customer installed base have proven to be the important driving force for our sales. To strengthen our brand, we focus our marketing efforts on sponsoring seminars, conferences and special events to raise our profile with potential customers. In addition, we collaborate with various partners either on solution integration or “go to market” alignment to accelerate customers’ digital transformation. Our sales and marketing staff are not just focused on demand generation but also equally focus on providing high quality customer services to proactively retain existing customers.

Competition

We face competition from a wide range of data center service providers and other value-added service providers, including:

●	Carriers. We face competition from state-owned telecommunication carriers, including China Telecom, China Unicom and China Mobile. According to Frost & Sullivan, carrier-operated data centers took a share of 41.4% of the data center service market in 2022. In addition, all carriers operate their own networks. Competition is primarily focused on pricing, quality of services and geographic coverage. We believe we are well-positioned to compete with these major carriers. Unlike the three carriers, which construct data centers primarily to promote the sales of bandwidth, we provide connectivity to multiple networks in each of our carrier-neutral data centers, providing superior choice and performance. Our private network provides enhanced connectivity among different networks. In comparison, data centers operated by the three carriers generally provide access only to their own network and are often constrained by their networks’ coverage. Due to inadequate interconnectivity among China’s carriers’ networks and among the same carrier’s networks in different provinces, interconnectivity bottlenecks remain a major problem, contributing to slow transmission speeds across services and applications.
●	Carrier-neutral service providers. We face competition from other carrier-neutral service providers, such as SINNET and GDS. Competition is primarily focused on pricing and the quality and breadth of service offerings. We distinguish ourselves by our superior interconnectivity, extensive data transmission network, large number of high-quality data centers, and superior operations, maintenance and other customer services. Due to the unique nature of data center services, where relocation of customer servers and equipment is operationally difficult, customers are highly selective in choosing their data center service provider. Our strong brand, superior reputation and extensive operating experience and expertise remain the key differentiator in attracting and retaining our customers.
●	In-house data centers. Businesses may choose to house and maintain their own IT hardware, such as Baidu, Tencent and Alibaba, and other large enterprises, particularly in the financial services sector. Due to their in-house capabilities, these customers may outsource fewer services to other third-party data center service providers including us, if at all. However, we believe our data centers, coupled with our superior network services, offer a unique combination of hosting services that would make us attractive to businesses with in-house data centers.
●	Cloud service providers. Cloud services are a new and emerging market and therefore, we face competition from various market players who have entered into or plan to enter into the new market. In partnership with Microsoft, we offer cloud services, including Microsoft Azure, Microsoft 365 (formerly Office 365), Dynamics 365 and Power Platform, in China. We compete with domestic Chinese cloud service providers, such as Alibaba Cloud and Tencent Cloud, as well as international cloud services which are operated by other data center service providers in China, such as AWS. We believe our partnerships with Microsoft will make us attractive to potential customers, especially enterprise and government entity customers that have a strong demand for cloud services.

●	Other valued-added service providers. We face competition from other value-added telecommunications service providers including VPN service providers, such as Citic Telecom CPC, NOVA and HKT (6823.HK). As one of the leading service providers in each one of these value-added service markets, we believe our offerings not only complement our core hosting services, but also position us to capture additional growth opportunities.

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

Our Environmental, Social and Governance (ESG) Initiatives

As a leading carrier-neutral internet data center services provider in China, VNET integrates environmental, social and governance, or the ESG, philosophy into major decisions of the company, promotes high-quality development of the company, and safeguards the interests of investors, customers, employees, communities and other stakeholders.

As a participant of the United Nations Global Compact, or the UNGC, VNET pledges to support its Ten Principles and the achievement of the United Nations Sustainable Development Goals, or the SDGs. In 2022, based on our SHIELD sustainability system, we actively carried out sustainable actions in the six implementation areas, namely Social, Human, Innovation, Environment, Leadership, and Development.

ESG Strategy

ESG Governance

Our board of directors and our management are responsible for ensuring that the company’s ESG strategy and related activities (including climate issues) are both relevant and effective. The company has established an ESG governance structure with cross-functional integration and coordination, supervised by our board of directors and led by our management.

Priorities and Materiality

Combining the concerns of all stakeholders on the sustainable development of the company, we conducted a comprehensive materiality assessment of the ESG issues covered by the six pillars of our SHIELD (Social-Human-Innovation-Environment-Leadership-Development) system based on the concept of double materiality, which is to consider both the financial materiality and impact materiality of each issue.

Business Integrity

Business Ethics

We strictly abide by relevant laws and regulations, including the Company Law of the People’s Republic of China, the Anti-Unfair Competition Law of the People’s Republic of China, the Anti-Monopoly Law of the People’s Republic of China, the Foreign Corrupt Practices Act of the United States, and the Sarbanes-Oxley Act. We also establish a complete and sound compliance management system tailored to the Company and have passed Anti-bribery Management System (ISO 37001) certification. We have formulated and issued the Code of Business Conduct and Ethical Standards, requiring employees and third-party employees to engage in business activities accordingly.

We require all employees and suppliers to sign the anti-bribery commitment letter. In 2022, the company achieved 100% coverage of anti-corruption training for directors and employees, and there were no corruption-related legal proceedings against the company or its employees.

We also pay attention to intellectual property management. In accordance with the laws and regulations related to intellectual property, such as the Patent Law of the People’s Republic of China, the Trademark Law of the People’s Republic of China, and the Copyright Law of the People’s Republic of China, we have established and improved the intellectual property management system to protect our own rights and interests while avoiding infringement of other parties’ intellectual property rights.

Human Rights

As a participant of UNGC, we support the maintenance of internationally recognized labor human rights. We strictly abide by domestic laws and regulations such as the Labor Law of the People’s Republic of China and the Provisions on the Prohibition of Using Child Labor, and commit to abide by various international human rights conventions and incorporate them into corporate governance activities. These include the United Nations Universal Declaration of Human Rights, the United Nations Guiding Principles on Business and Human Rights, the Ten Principles of the UNGC, the Core Labor Standards of the International Labor Organization, and the Convention on the Elimination of All Forms of Discrimination against Women.

We oppose discrimination, any disregard or violation of human rights, and never tolerate any unlawful discrimination or harassment against race, ethnicity, region, gender, age, nationality or class, etc. We incorporate personal privacy protection, employee rights protection, and supply chain human rights protection into our business activities and proactively promote the implementation of related work. We also respect the right of existence and development for the impoverished, the disabled and other special groups, and lend support to the development of human rights in disadvantaged and remote areas.

Commitments to Carbon Neutrality

Carbon Emissions

We set ambitious carbon reduction targets in 2021, and comprehensively promoted the Company’s low-carbon transformation. We commit:

●	by 2030, achieving operational carbon neutrality in Scope 1 and Scope 2 emissions; and
●	by 2030, achieving 100% renewable energy use in operations.

We promote the achievement of carbon neutrality through the four pathways, namely, carbon avoidance, carbon reduction, carbon offset, and carbon empowerment, making full use of renewable energy transformation, energy-saving technology, carbon sink, carbon trading, and upstream and downstream empowerment throughout the industrial chain. In 2022, we continued to conduct practices in green power trading, energy storage and hydrogen research, distributed photovoltaic and other aspects, and achieved significant results.

In 2022, we conducted greenhouse gas emissions inventory covered the Scope 1, Scope 2, and partial Scope 3 within the organizational and reporting boundaries of 2022.

Environmental Initiatives

We are actively following a green development path that is “high-efficient, low-carbon, intensive and circular”, with the focus on improving the green management capability of a data center throughout its life cycle of siting, design, construction and operation to reduce its carbon footprint. As the end of 2022, we have obtained green data center certifications for eight data centers.

We actively respond to the national goal of accelerating the construction of a novel power system with new energy as the main body, and actively explore renewable energy, energy storage technology, energy-internet and other fields, leading the energy transformation of the industry. In 2022, we signed a 2023 green power purchase agreement (approximately 4 million kWh) with CGN Solar Energy Co., Ltd., which contains a green power supply guarantee clause of about 500 million kWh in the next five years. We also achieved an annual average PUE of 1.37 at our data centers with stabilized operations in 2022.

Climate Impact

As a supporter of the Task Force on Climate-related Financial Disclosures, we have taken climate change into consideration in our corporate strategy. Based on the degree of potential financial impact, impact on the stability of business activities, customer and shareholder concerns and other dimensions, we regularly evaluate risks and opportunities related to assets and businesses.

Reliable Products and Services

Providing customers with stable and reliable Internet infrastructure is the core of our business. Therefore, we continue to strengthen business continuity management and have passed the certification of Business Continuity Management System (ISO 22301). In 2022, we achieved zero major IDC operational disruptions or network outages.

We provide customers with high-quality pre-sales and after-sales services, and attach importance to the continuous improvement of service. We are committed to achieving zero customer complaints and taking various measures to improve customer satisfaction. In 2022, we did not receive customer complaints, and the nationwide customer satisfaction reached 99.85%.

Data Protection and Information Security

We have established a Compliance and Information Security Management Committee, which is the highest leading body for the management of compliance and information security. Our data centers are certified as level 3 by the China Cybersecurity Review Technology and Certification Center (CCRC) for information system security integration service, information security emergency response service, and information security risk assessment service. We are ISO 27001 certified in the main operating regions of the Company.

We carry out information security management from three levels of physical security, internal cybersecurity and external cybersecurity, and formulate privacy policies to ensure the security of personal data and privacy. We attach great importance to the cultivation of employees’ information security awareness and carry out various forms of information security training for employees. In 2022, we provided information security training to 100% of our employees.

Human Capital

Employment

We adhere to sustainable talent cultivation, fully respect and strictly protect the rights and interests of employees, focus on the fairness, diversity and inclusiveness of the workplace, pay attention to the physical and mental health and welfare of employees, and are committed to creating a working environment conducive to personal development for all employees.

We have established a multi-channel employee communication and appeal mechanism to fully protect employees’ rights to information, participation, privacy, expression, and supervision. We have built a complete welfare care system to provide all-round support for employees.

As of December 31, 2022, the total number of our employees was 3,293.

Diversity, Equity, and Inclusion

We insist on recruiting, assessing, motivating and training every employee equally to ensure that minority groups are not treated differently. In 2022, we became a signatory of the UN Women’s Empowerment Principles, actively guaranteeing equal pay for equal work regardless of gender, and working with global enterprises to improve gender equality practices and bring women’s potential into play.

As of December 31, 2022, 29% of our employees for management positions were female.

Training and Development

We attach great importance to the training of talents, formulate the Employee Training Management System and establish a systematic and multi-level employee training system to carry out targeted training for employees at different development stages. We realize digital talent training through the VNET E-Learning platform. As of December 31, 2022, 576 courses had been launched on the platform.

Through competitive compensation as well as a fair and effective performance evaluation mechanism, we continue to attract and motivate outstanding talents. We have established a comprehensive job level structure and a reasonable promotion mechanism to provide all employees with equal development opportunities.

Social Responsibility

Responsible Supply Chain

We strictly implement responsible procurement, actively identify and control risks in all stages of the supply chain, and help the entire industrial chain to jointly build an open and mutually beneficial cooperation environment. We strictly abide by national laws and regulations and relevant requirements in the industry, standardize the behavior of procurement personnel, strictly control the quality of cooperative suppliers, and implement closed-loop procurement management through systems as the Regulations on Procurement Management, the Regulations on Supplier Management, and the Code of Conduct for Procurement Personnel.

We actively promote suppliers to improve their performance on sustainability. In each work process of the supplier management, we incorporate considerations on their ESG risks and focus on their performance in environmental protection and low carbon, information security, labor rights and interests, occupational health and safety, as well as honesty and integrity.

Public Welfare

We actively fulfill social responsibilities as a corporate citizen and leverage our industrial strengths so that local communities can benefit from our operations. In 2022, we carried out various public welfare projects pertaining to ecological protection, rural revitalization, and adolescent education. On March 31, 2022, approximately 100 of our employees, including our management and employee representatives, participated in the voluntary tree planting event we held at the suburb of Beijing. These employee volunteers planted more than 600 saplings and contributed to the protection and restoration of the ecosystem. Moreover, in 2022, the Company organized a poverty alleviation event in Inner Mongolia and donated RMB20,000 to the Inner Mongolia Chahar Right Back Banner People’s Government to help the development and construction of this region.

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

In December 2021, the NDRC, and the MOFCOM promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment (2021 version), or the 2021 Negative List, which took effect from January 1, 2022. On October 26, 2022, the MOFCOM and the NDRC jointly published the Catalog of Industries for Encouraging Foreign Investment (2022 Version), which became effective on January 1, 2023.

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

Pursuant to the Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as “foreign investors”) within China, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other like rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council. According to the Foreign Investment Law, the State Council will publish or approve to publish a catalogue for special administrative measures, or the “negative list.” The Foreign Investment Law grants national treatment to foreign invested entities, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list.” The Foreign Investment Law provides that foreign invested entities operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities. Furthermore, the Foreign Investment Law provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after January 1, 2020.

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

Regulations on Value-Added Telecommunications Business

Value-added Telecommunications Services

Pursuant to the PRC Telecommunications Regulations, or the Telecom Regulations, implemented on September 25, 2000, as amended on July 29, 2014 and February 6, 2016, telecommunications service providers are required to procure operation licenses prior to their commencement of operations. The Telecom Regulations distinguish “basic telecommunications services” from “value-added telecommunications services.” Value-added telecommunications services are defined as telecommunications and information services provided through public networks. A “Catalog of Telecommunications Business”, or the Catalog, was issued as an attachment to the Telecom Regulations to categorize telecommunications services as either basic or value-added. Pursuant to the currently effective Catalog, which was most recently amended in June 2019, value-added telecommunications services are divided into type I value-added telecommunications services (i.e. services “mainly based on facilities and resources”) and type II value-added telecommunications services (i.e. services “mainly based on public platforms”) and they will be regulated accordingly. For example, value-added telecommunications services (e.g. internet data center services) (“IDC Service”), content distribution network services (“CDN Service”), domestic internet protocol virtual private network services, and internet access services (“ISP Service”) which are primarily provided to enterprise users, closely attached to basic infrastructure and telecom resources, and have significant importance to national information security and public order, are categorized as type I value-added telecommunications services. Value-added telecommunications services (e.g. online data processing and transaction processing services and information services), which are mainly provided to the general public, have significant economic benefits, and are closely related to consumer rights and privacy protection are categorized as type II value-added telecommunications services.

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

Pursuant to the VAT License issued to SH Blue Cloud by Shanghai Communications Administration on October 20, 2017 (which was most recently updated on November 18, 2022) with a term effective until October 20, 2027, SH Blue Cloud is permitted to carry out (i) information service business (limited to internet information service) under the second category of “value-added telecommunications business”; (ii) online data processing and transaction processing service (solely providing for e-commerce services) under the second category of “value-added telecommunications business”; and (iii) internet domain name resolution service under the second category of “value-added telecommunications business” in Shanghai. In addition, SH Blue Cloud obtained the Cross-Regional VAT License issued by the MIIT on July 10, 2020 with a term effective until January 21, 2025, pursuant to which SH Blue Cloud is permitted to carry out (i) fixed network domestic data transmission business under the second category of “basic telecommunications business” across China; (ii) data center business under the first category of “value-added telecommunications business” in Beijing and Shanghai; (iii) CDN service under the first category of “value-added telecommunications business” in Beijing and Shanghai; (iv) VPN services under first category of “value-added telecommunications business” in Beijing and Shanghai; (v) internet access service under the first category of “value- added telecommunications business” in Beijing and Shanghai; (vi) domestic multi-party communications services under the second category of “value- added telecommunications business” across China; and (vii) information service business (excluding internet information service) under the second category of “value-added telecommunications business” across China.

Pursuant to the VAT License issued to Langfang Huahai Internet Technology Co., Ltd. by Hebei Communications Administration on December 9, 2022 with a term effective until December 9, 2027, Langfang Huahai Internet Technology Co., Ltd. is permitted to carry out data center business (excluding internet resources coordination service) under the first category of “value-added telecommunications business” in Langfang.

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

Some local governmental authorities also issued regulations and relevant implementation rules in order to control the energy conservation of data centers. For example, on February 14, 2022, the GOPGB issued the Beijing Municipality’s Catalogue for the Prohibition and Restriction of Newly Increased Industries (2022 Edition), or the 2022 Catalogue, which is a revised edition of the catalogue GOPGB issued in 2018. The 2022 Catalogue prohibits new construction or expansion within Beijing of (i) call centers, and (ii) data centers which are involved in providing internet data services or information processing and storage support services, except for cloud computing data centers in compliance with the Implementation Plan on Coordinated Development of Data Centers in Beijing, the current effective version of which is the Implementation Plan (2021-2023) on Coordinated Development of Data Centers in Beijing published by the Beijing Municipal Bureau of Economy and Information Technology in April 2021, providing that the PUE of newly constructed cloud data centers should be controlled below 1.3. Moreover, in July 2021, the Development and Reform Commission of Beijing Municipality published the Notice on Further Strengthening the Regulations on Energy Conservation Monitoring of Data Center Projects to stipulate further energy conservation requirements applicable to data center projects, including, among others, limiting the proportion of power of racks for data storage function, requiring higher usage percentage of renewable energy sources and lower PUE, as well as charging more expensive and differentiated power tariffs accordingly for data centers with PUEs above 1.4.

On January 2, 2019, Shanghai Municipal Commission of Economy and Information and Shanghai Municipal Development and Reform Commission jointly published the Guidance on Strengthening the Coordinated Construction of the Internet Data Center in Shanghai Municipality, pursuant to which, authorities encourage to effectively control the construction scale and energy consumption gross of internet data centers and aim to reach several goals including, among others, the PUE of newly constructed internet data center shall be strictly controlled below 1.3, and the PUE of reconstructed internet data center shall be strictly controlled below 1.4, from the year 2020 onward. In April 2021, the Shanghai Municipal Commission of Economy and Informatization and the Shanghai Municipal Development and Reform Commission jointly published their Notice on Coordinated Construction of Data Centers in Shanghai in 2021 to restate that the comprehensive PUE of newly constructed data centers should be lower than 1.3 and reconstructed data centers should be lower than 1.4. Moreover, in November 2022, the Shanghai Municipal Commission of Economy and Informatization and the Shanghai Municipal Development and Reform Commission jointly published the Implementation Plan for Peaking Carbon Dioxide Emissions in New Infrastructures in Shanghai, which provides that the PUE of newly constructed data centers should be lower than 1.3 during the “14th Five-Year Plan” period, and should strive to be lower than 1.25 during the “15th Five-Year Plan” period.

In April 2019, the Shenzhen Development and Reform Commission issued the Notice on the Relevant Matters of Energy Conservation Examination for Data Centers to strictly control the amount of annual comprehensive energy consumption of newly constructed data centers. In November 2020, the General Office of the People’s Government of Guangdong Province issued the Three-year Implementation Plan (2020-2022) on Promotion of the Construction of New Infrastructures in Guangdong Province, pursuant to which the average designed PUE of data centers in Guangdong Province should be lower than 1.3 as of the year 2022. In April 2021, the Energy Bureau of Guangdong Province published the Notice on Guangdong Province Data Center Energy Consumption Protection Requirement, according to which from 2021 to 2022, as a principle, increases in new data center racks will not be approved in Guangdong Province, except for projects integrating existing resources and constructed by enterprises for self-use (small scale data centers with 1,000 or fewer standard racks). In addition, on January 6, 2023, the Development and Reform Commission of Guangdong Province and the Department of Industry and Information Technology of Guangdong Province jointly issued the Opinions on Strengthening the Layout and Construction of Data Centers, pursuant to which, the average PUE of data centers which are newly constructed and located in data center clusters of national hubs shall be at or below 1.25 while the average PUE of other data centers in Guangdong province shall be at or below 1.3.

Regulations on Foreign Investment in Telecommunications Enterprises

The PRC government imposes limitations on the foreign ownership of PRC companies that engage in telecommunications-related business. Pursuant to the Administrative Rules for Foreign Investments in Telecommunications Enterprises, or the Foreign Investment Telecommunications Rules, issued by the PRC State Council on December 11, 2001 and effective on January 1, 2002, which was further amended on February 6, 2016, a foreign investor is currently prohibited from owning more than 50% of the equity interest in a PRC company that engages in value-added telecommunications business, and the major foreign investor of a telecommunication business in China must also have experience and a sound track record in providing value-added telecommunications services overseas. Although the Guidance Catalog of Industries for Foreign Investment, as amended in 2017, and the Negative List (2021) allow a foreign investor to own more than 50% of the total equity interest in e-commerce business, domestic multi-party communications services, information storage and re-transmission services, and call center services, other requirements provided by the Foreign Investment Telecommunications Rules (such as the track record and experience requirement for a major foreign investor) still apply. Foreign investors that meet these requirements must obtain approvals from the MIIT, which retain considerable discretion in granting approvals. On April 7, 2022, the State Council of the PRC issued the Decision to Amend and Abolish Certain Administrative Regulations, which makes amendments to the Foreign Investment Telecommunications Rules. The amendments include, among others, removing the qualification requirements for major foreign investors that hold interest in PRC companies conducting value-added telecommunications business as set out in the Foreign Investment Telecommunications Rules. The amended Foreign Investment Telecommunications Rules became effective on May 1, 2022.

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

Regulations on Internet Security

On November 7, 2016, the SCNPC promulgated the Cybersecurity Law, which became effective on June 1, 2017. Pursuant to the Cybersecurity Law, internet operators must comply with applicable laws and regulations and fulfill their obligations to safeguard network security in conducting business and providing services. Internet operators must take technical and other necessary measures as required by laws and regulations to safeguard the operation of networks, respond to network security effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data. In addition, the Cybersecurity Law requires internet operators to formulate contingency plans for cybersecurity incidents, and initiate relevant contingency plans, take corresponding remedial measures and report to the competent departments upon occurrence of any incident endangering cybersecurity.

On September 14, 2022, the CAC released the Notice on Seeking Public Comments on the Decision on Amending the Cybersecurity Law of the PRC (Draft for Public Comments), which imposes more stringent legal liabilities and raises the upper limit of monetary fines for serious violation of the security protection obligations of network operation, network information, critical information infrastructure and personal information under the Cybersecurity Law to RMB50 million or 5% of the company’s total sales from the previous year.

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

Pursuant to the Measures for Cybersecurity Review promulgated by the CAC and certain other PRC regulatory authorities in April 2020, which took effect in June 2020, critical information infrastructure operators must pass a cybersecurity review when purchasing network products and services that affect or may affect national security. On December 28, 2021, the CAC, the NDRC, the MIIT, and several other PRC governmental authorities jointly issued the revised Cybersecurity Review Measures, which became effective on February 15, 2022 and replaced the Measures for Cybersecurity Review promulgated in 2020. Pursuant to Cybersecurity Review Measures, CIIOs that purchase network products and services and network platform operators engaging in data processing activities that affect or may affect national security are subject to cybersecurity review under the Cybersecurity Review Measures. According to the Cybersecurity Review Measures, before purchasing any network products or services, a CIIO shall assess potential national security risks that may arise from the launch or use of such products or services, and apply for a cybersecurity review with the cybersecurity review office of CAC if national security will or may be affected. In addition, network platform operators who possess personal information of more than one million users, and intend to be listed on a foreign stock exchange must be subject to the cybersecurity review. The Cybersecurity Review Measures also provide that the relevant competent governmental authorities may initiate a cybersecurity review against the relevant CIIOs and network platform operators if the authorities believe that the network product or service or data processing activities of such operators affect or may affect national security.

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

On July 30, 2021, the State Council promulgated the Regulations on Protection of Security of Critical Information Infrastructure, which took effect on September 1, 2021, and pursuant to which, “critical information infrastructures” refer to critical network facilities and information systems involved in important industries and fields, such as public communication and information services, energy, transportation, water conservancy, finance, public services, governmental digital services, science and technology related to national defense industry, as well as those which may seriously endanger national security, national economy and citizen’s livelihood or public interests if damaged or malfunctioned, or if any leakage of data in relation thereto occurs. Pursuant to these regulations, the relevant governmental authorities are responsible for stipulating rules for the identification of critical information infrastructures with reference to several factors set forth in the regulations, and further identify the CIIO in the related industries in accordance with such rules. The relevant authorities shall also notify operators identified as the CIIO.

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

On July 7, 2022, the CAC published the Measures for the Security Assessment of Cross-border Transfer of Data, which became effective on September 1, 2022. These measures require the data processor providing data overseas and falling under any of the following circumstances to apply for the security assessment of cross-border transfer of data with the local provincial-level counterparts of the national cybersecurity authority: (i) where the data processor intends to provide important data overseas; (ii) where a critical information infrastructure operator and a data processor who has processed personal information of more than 1,000,000 individuals intends to provide personal information overseas; (iii) where a data processor who has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals to overseas recipients, in each case as calculated cumulatively, since 1 January of the last year intends to provide personal information overseas; and (iv) other circumstances where the security assessment of data cross-border transfer is required as prescribed by the CAC. Furthermore, the data processor shall conduct a self-assessment on the risk of data cross-border transfer prior to applying for the foregoing security assessment, under which the data processor shall focus on certain factors including, among others, the legitimacy, fairness and necessity of the purpose, scope and method of data cross-border transfer and the data processing of overseas recipients, the scale, scope, type and sensitivity of the data to be transferred abroad, the risks that the cross-border data transfer may bring to national security, public interests and the legitimate rights and interests of individuals or organizations as well as whether the cross-border data transfer related contracts or the other legally binding documents to be entered with overseas recipients have fully included the data security protection responsibilities and obligations.

On December 8, 2022, the MIIT issued the Measures for the Administration of Data Security in the Field of Industry and Information Technology (for Trial Implementation), which became effective on January 1, 2023. The measures are aimed to regulate the processing activities of data in the field of industry and information technology field conducted by relevant data processors in the PRC. The measures apply to industrial enterprises, software and information technology service companies, and companies holding licenses for operation of telecommunication services that independently determine the purposes and methods of data processing in the course of data processing activities. Data processing activities include, among others, the collection, storage, use, processing, transmission, provision, and disclosure of data. Pursuant to the measures, data in the field of industry and information technology includes industrial data, telecommunication data and radio data generated and collected during the operation of relevant services. The measures provide for the classification of data in the field of industry and information technology as general, important, or core data, and provide specific requirements for the management of data classifications and data protection measures, including, among others, data collection, storage, processing, transmission, disclosure, and destruction for data processors in the field of industry and information technology. In particular, data processors processing important data and core data are required to complete filings with relevant authorities for the catalogue of important data and core data. The filing information includes basic information on the data, such as category, classification, quantity, processing purposes and methods of data processing, scope of use, liable entities, data sharing, cross-border transfer of data and data security protection measures. If over 30% of the quantity (i.e. number of data items or amount of data stored) of important and core data changes or there is any material change to other filing information, data processors must update the filing information with the relevant authorities within three months after such change. Furthermore, the measures provide data security requirements for cross-border and data transfers for data processors. If a data processor needs to transfer data in cases of merger, restructuring, or bankruptcy, it shall establish a data transfer plan and notify users affected. In addition, the measures indicate that the legal representative or principal of the data processor should be the primary person held accountable for data security and the person in charge of data security should take direct responsibility for the security of data processing activities.

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

Regulations on Intellectual Property Rights

Patent Law

According to the PRC Patent Law, the State Intellectual Property Office is responsible for administering patent law in China. The patent administration departments of the provincial, autonomous region, or municipal governments are responsible for administering patent law within their respective jurisdictions. The PRC patent system adopts a first-to-file principle, which means that when more than one person files different patent applications for the same invention, only the person who files the application first is entitled to obtain a patent of the invention. To be patentable, an invention or a utility model must meet three criteria: novelty, inventiveness, and practicability. A patent is valid for twenty years in the case of an invention, ten years in the case of utility models, and fifteen years in the case of designs.

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

Trademark Law

Trademarks are protected under the PRC Trademark Law, which was adopted on August 23, 1982 and subsequently amended in 1993, 2001, 2013, and 2019, respectively, and the Implementation Regulations of the PRC Trademark Law adopted by the State Council in 2002 and most recently amended on April 29, 2014. The Trademark Office under the SAMR (formally known as the State Administration for Industry and Commerce) handles trademark registrations. The Trademark Office grants a ten-year term to registered trademarks and the term may be renewed for another ten-year period upon request by the trademark owner. A trademark registrant may license its registered trademarks to another party by entering into trademark license agreements, which must be filed with the Trademark Office for the record. As with patents, the Trademark Law has adopted a first-to-file principle with respect to trademark registration. If a trademark applied for is identical or similar to another trademark which has already been registered or subject to a preliminary examination and approval for use on the same or similar kinds of products or services, such a trademark application may be rejected. Any person applying for the registration of a trademark may not injure existing trademark rights first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use.

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

Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have met the relevant conditions and requirements under this arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements issued on February 20, 2009, if the relevant PRC tax authorities determine, in their discretions, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Pursuant to the Circular on Several Questions regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by the SAT and became effective on April 1, 2018, when determining the applicant’s status as the “beneficial owner” regarding tax treatments in connection with dividends, interests, or royalties in the tax treaties, several factors, including, without limitation, whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant any tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and such factors will be analyzed according to the actual circumstances of the specific cases. This circular further provides that an applicant who intends to prove his or her status as the “beneficial owner” must submit the relevant documents to the relevant tax bureau pursuant to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements, and such measures were replaced by the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Agreements, which was issued on October 14, 2019 and became effective on January 1, 2020.

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

Under the Measures for the Energy Conservation Examination of Fixed-Asset Investment Projects (2016 Version), which was promulgated by the NDRC on November 27, 2016, and became effective on January 1, 2017, for an enterprise investment project, the construction entity shall, before commencing the construction, obtain the energy conservation examination opinion issued by the energy conservation examination authority. The construction entity shall not commence the construction of a project which fails to undergo energy conservation examination in accordance with the provisions of these measures or fails to pass energy conservation examination, and if the project has been completed, it shall not be put into production and use. In the case of any major change in the construction content and energy efficiency level of a fixed-asset investment project having passed energy conservation examination, the construction entity shall file an amendment application with the energy conservation examination authority. On March 28, 2023, the NDRC issued the Energy Conservation Examination of Fixed-Asset Investment Projects (2023 Version), which will become effective on June 1, 2023 and replace the Energy Conservation Examination of Fixed-Asset Investment Projects (2016 Version), further providing, certain administrative penalties against failure to undergo energy conservation examination and energy conservation acceptance. Shanghai, Beijing, Shenzhen, Guangdong, Hebei, Jiangsu and other provinces and cities have formulated detailed regulations on the examination of energy conservation of fixed-asset investment within their jurisdictions, and reinforced interim and post-filing supervision.

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

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Regulations, and five supporting guidelines, which became effective on March 31, 2023. Pursuant to the Overseas Listing Regulations, companies in mainland China that directly or indirectly offer or list their securities in an overseas market, including a company in mainland China limited by shares and an offshore company whose main business operations are in the mainland China and intends to offer shares or be listed in an overseas market based on its equities, assets or similar interests in mainland China are required to file with the CSRC within three business days after submitting their listing application documents to the regulator in the place of intended listing. In addition, the listed issuers are also imposed with reporting obligations by the Overseas Listing Regulations. In particular, the listed issuers should submit report to the CSRC within 3 working days upon the occurrence and public announcement of any of the following material events: (i) change of control; (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other relevant authorities, (iii) change of listing status or transfer of listing segment, or (iv) voluntary or mandatory delisting. Failure to complete the filing under the Overseas Listing Regulations or conceals any material fact or falsifies any major content in its filing documents may subject the company to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, direct officers-in-charge and other direct personnel-in-charge may also be subject to administrative penalties, such as warnings and fines. The Overseas Listing Regulations also provide that a company in mainland China must file with the CSRC within three business days for its follow on offering of securities after it is listed in an overseas market. On February 17, 2023, the CSRC also issued the Notice on Administration of the Filing of Overseas Offering and Listing by Domestic Companies and held a press conference for the release of the Overseas Listing Regulations, which, among others, clarified that the companies in mainland China that have been listed overseas before March 31, 2023 are not required to file with the CSRC immediately, but these companies should complete filing with the CSRC for their refinancing activities in accordance with the Overseas Listing Regulations. Based on the foregoing, we are not required to complete filing with the CSRC for our prior overseas offerings at this stage, but we may be subject to the filing requirements for our future capital raising activities under the Overseas Listing Regulations.

On February 24, 2023, the CSRC issued the Provisions on Strengthening the Confidentiality and Archive Management Work Relating to the Overseas Securities Offering and Listing by Domestic Companies, which became effective on March 31, 2023. These provisions aim to expand the applicable scope of the regulation to indirect overseas offerings and listings by PRC domestic companies and emphasize the confidentiality and archive management duties of PRC domestic companies during the process of overseas offerings and listings. Given these provisions were recently promulgated, there are substantial uncertainties as to their interpretation, application, and enforcement.

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

As we are a Cayman Islands company, we are classified as a foreign enterprise under PRC laws and regulations and our wholly-owned PRC subsidiaries, VNET China, SZ Zhuoaiyi, aBitCool DG and SH Edge Connect, are considered as wholly foreign owned enterprises (the “WFOEs”, each a “WFOE”). The VIEs consolidated in our financial statements include VNET Technology, Beijing iJoy, WiFire Network and SH Zhiyan. The VIE equity holders are founders, directors, executive officers, employees or shareholders of our company or entities ultimately controlled by our founders. For the three fiscal years ended December 31, 2022, our consolidated affiliated entities contributed most of our total net revenues.

The contractual arrangements enable us to: (a) direct the activities of the variable interest entities and their subsidiaries that most significantly impact the economic performance of such entities; (b) receive substantially all of the economic benefits of the variable interest entities and their subsidiaries in consideration for the services provided by our WOFEs; and (c) have an exclusive option to purchase all or part of the equity interests in the variable interest entities when and to the extent permissible under PRC laws. As a result of the contractual arrangements, we bear the risks of, and enjoy the rewards associated with, and therefore are the primary beneficiary of these variable interest entities.

Our contractual arrangements with the variable interest entities and their shareholders are described in further detail as follows. For the purpose of this section and unless the context specifies otherwise, “us,” “we,” and “our” refer to our company and/or the corresponding subsidiaries.

Contractual Arrangements with the VIEs and Their Shareholders

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

Additionally, we have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities, in particular the MIIT, which regulates providers of telecommunications value-added services and other participants in the PRC telecommunications industry, and the MOFCOM, will not in the future take a view that is contrary to the above opinion of our PRC legal counsel. Our PRC legal counsel has further advised that, if the PRC government is of the view that the agreements establishing the structure for operating the value-added services in China are in violation of PRC law restrictions on foreign investment in the telecommunications industry, we could be subject to severe penalties including being prohibited from continuing our operations. See “Risk Factors—Risks Related to Our Corporate Structure—There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulation, and rules relating to the agreements that establish the variable interest entities structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the variable interest entities, and consequently, significantly affect our financial condition and results of operations. If the PRC government finds the agreements with the variable interest entities non-compliant with relevant PRC laws, regulations and rules, of these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interest in the variable interest entities.”

D.	Property, Plants and Equipment

Our headquarters are located at Guanjie Building Southeast, 1st Floor, 10# Jiuxianqiao East Road, Chaoyang District, Beijing, the People’s Republic of China. We lease facilities for our office space in Beijing, Shanghai, Guangzhou, Shenzhen, Xi’an, Ningbo, Foshan, Dongguan, Hangzhou, Suzhou, Hong Kong and Taiwan. Our office leases generally have terms ranging from one to ten years and may be renewed upon expiration of the lease terms. As of December 31, 2022, our leased offices occupied an aggregate of 26,784 square meters.

We had also leased the following facilities for our self-built data centers:

Location	Total Lease Area as of December 31, 2022
Beijing	159,837 square meters
Jiangsu	123,212 square meters
Guangzhou	52,264 square meters
Shanghai	42,196 square meters
Hebei	25,213 square meters
Hangzhou	12,305 square meters
Shenzhen	4,863 square meters
Ningbo	1,200 square meters

We own and occupy several buildings, primarily located in Beijing, Shanghai, Jiangsu, Anhui, Shaanxi, Inner Mongolia Autonomous Region, Sichuan and Guangdong, with a total floor area of approximately 313,664 square meters, some of which are built into our data centers.

ITEM 4A.UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under, see “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F.

A.Operating Results

Overview

We are a leading carrier-neutral and cloud-neutral data center services provider in China. We have one of the largest carrier-neutral data center networks in China with our 45 self-built data centers and 98 partnered data centers with an aggregate capacity of 87,322 cabinets under our management as of December 31, 2022.

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

Our total net revenues generated from providing hosting and related services increased from RMB4,829.0 million in 2020 to RMB6,189.8 million in 2021 and further to RMB7,065.2 million (US$1,024.4 million) in 2022, representing a CAGR of 21.0% from 2020 to 2022. The total number of cabinets under our management increased from 53,553 as of December 31, 2020, 78,540 as of December 31, 2021 and further to 87,322 as of December 31, 2022. Our average monthly recurring net revenues from hosting and related services increased from RMB374.0 million in 2020 to RMB463.4 in 2021 and further to RMB565.1 million (US$81.9 million) in 2022. We recorded a net loss of RMB2,680.3 million in 2020, generated a net profit of RMB515.1 million in 2021 and recorded a net loss of RMB762.0 million (US$110.5 million) in 2022, which reflected share-based compensation expenses of RMB136.8 million, RMB320.0 million and RMB118.2 million (US$17.1 million) in 2020, 2021 and 2022, respectively. Our results of operations also reflect the effects of our acquisitions and dispositions during the respective periods.

Factors Affecting Our Results of Operations

Our business and results of operations are generally affected by the development of China’s data center services market, which has grown rapidly in recent years. According to Frost & Sullivan, the total revenue of China’s data center services market increased from RMB53.1 billion in 2017 to RMB150.1 billion in 2022, representing a CAGR of 23.1%, and is expected to grow at a CAGR of 14.4% from 2023 to 2027, reaching RMB304.5 billion by 2027. However, any adverse changes in the data center services market in China may harm our business and results of operations.

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

Number of Cabinets under Management and Cabinet Utilization Rate

Our revenues are directly affected by the number of cabinets under management and the utilization rates of these cabinet spaces. We had 53,553, 78,540 and 87,322 cabinets under management as of December 31, 2020, 2021 and 2022, respectively. Our utilization rates of cabinets were 58.9%, 53.1% and 55.0% as of December 31, 2020, 2021 and 2022, respectively. We calculate the cabinet utilization rate in a given period by dividing the number of billable cabinets as of the end the period by the number of cabinet capacity as of the end of the same period. Our period-end cabinet utilization rate fluctuates due to the continuous changes in both the amount of our billable cabinets and cabinet capacity. Our future results of operations and growth prospects will largely depend on our ability to increase the number of cabinets under management while maintaining optimal cabinet utilization rate.

With the rapid growth of China’s internet industry, demand for cabinet spaces has increased significantly and we do not always have sufficient self-built data center capacity to meet such demand. It usually takes nine to eighteen months to build a data center together with cabinets and equipment installed. To meet our customers’ immediate demand, we partner with China Telecom, China Unicom, China Mobile or other parties and lease cabinets from them. Due to the time needed to build data centers and the long-term nature of these investments, if we overestimate the market demand for cabinets, it will lower our cabinet utilization rate and negatively affect our results of operations.

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

We use “monthly recurring revenues” to measure the revenues we recognize from our managed hosting services on a recurring basis each month. In 2020, 2021 and 2022, our recurring revenues were consistently around 90% of our net revenues. Our average monthly recurring revenues from hosting and related services were RMB374.0 million, RMB463.4 million and RMB565.1 million (US$81.9 million) in 2020, 2021 and 2022. Our average monthly recurring revenues per cabinet for managed retail services was RMB8,984, RMB9,190 and RMB9,270 (US$1,344) for the year ended December 31, 2020, 2021 and 2022.

We use the churn rate to measure the reduction of monthly revenues that is attributable to the termination of customer contracts as a percentage of total monthly recurring revenues of the previous month. Our average monthly churn rate for our managed hosting services was 0.3% in 2020, 0.2% in 2021 and 0.2% in 2022.

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

The mix of self-built data centers and partnered data centers also affects our cost structure. The gross margin for cabinets located in our partnered data centers is generally lower than that of cabinets located in our self-built data centers. This is because telecommunication carriers who lease cabinet spaces to us for our partnered data centers typically demand a profit on top of their costs in connection with the leasing of cabinet spaces to us. We plan to continue to lease data centers from such carriers or purchase data center facilities to meet the immediate market demand while building new or expanding our existing self-built data centers in Beijing, Shanghai, Shenzhen, Guangzhou, Yangtze Delta, and the Greater Bay Area. If we cannot effectively manage the market demand and increase the number of cabinets located in self-built data centers relative to partnered data centers, we may not be able to improve our gross margins.

Impact of the COVID-19 Pandemic on Our Business

The COVID-19 pandemic has not interrupted or affected the operation of our existing data centers or ability to provide our data center services to our customers. We had temporary suspensions of our sales and marketing activities, construction activities and business travel to ensure the safety and health of our employees in January and February of 2020. Since March 2020, these activities began returning to normal levels, and by the end of the second quarter of 2020 had largely returned to normal levels. After the initial outbreak of COVID-19, from time to time, especially since late 2021 and throughout 2022, there were resurgences of COVID-19 in many areas of China, particularly due to the Delta and Omicron variants. During the COVID-19 pandemic, we had to implement remote working arrangements and suspend our offline customer acquisition activities and business travels, which temporarily impacted our operations. We have experienced slower cash collection for administrative reasons as a result of the COVID-19 pandemic, unrelated to our customers’ ability to pay, which has resulted in an increase in our accounts receivable. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash Flows and Working Capital—Operating Activities.” In late 2022, China modified its zero-COVID policy, and most of the travel restrictions and quarantine requirements were lifted in December 2022. There remains uncertainty as to the future impact of the virus, especially in light of this change in policy. See “Item 3. Key Information—D. Risk Factors —Risks Relating to Our Business and Industry—The COVID-19 pandemic could materially and adversely affect our business, financial condition and results of operations.” While the COVID-19 pandemic has not materially or adversely affected our business, results of operations or financial condition, whether the pandemic will have any such material or adverse impact on us going forward will depend on future developments, which are highly uncertain and cannot be predicted. As of the date of this document, we are not aware of any material or adverse effect on our financial condition as a result of the COVID-19 pandemic.

Key Components of Results of Operations

Net Revenues

The following table sets forth our net revenues for the years presented:

	For the Years Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
Net revenues	4,829,019	6,189,801	7,065,232	1,024,362

We generate all of our revenues from the hosting and related services business. We provide retail managed hosting services to house our customers’ servers and networking equipment in our data centers, and wholesale managed hosting services to deliver customized data center sites to our customers based on their unique requirements. We also provide cloud services and VPN services as part of our hosting and related services business.

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

Cost of Revenues

Our cost of revenues primarily consists of telecommunications cost, and other costs. The following table sets forth, for the periods indicated, our cost of revenues, in absolute amounts and as a percentage of our total net revenues:

	For the Years Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Cost of revenues:
Telecommunications costs	2,092,887	43.3	2,477,366	40.0	2,813,513	407,921	39.8
Others	1,660,121	34.4	2,274,405	36.8	2,893,463	419,513	41.0
Total cost of revenues	3,753,008	77.7	4,751,771	76.8	5,706,976	827,434	80.8

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

	For the Years Ended December 31,
	2020		2021		2022
		% of Net		% of Net			% of Net
	RMB	Revenues	RMB	Revenues	RMB	US$	Revenues

	(in thousands, except percentages)
Operating expenses:
Sales and marketing expenses(1)	235,012	4.9	255,400	4.1	311,917	45,224	4.4
Research and development expenses(1)	112,891	2.3	188,489	3.1	306,842	44,488	4.3
General and administrative expenses(1)	535,111	11.1	842,354	13.6	642,945	93,218	9.1
Allowance for doubtful debt	2,393	0.1	18,399	0.3	35,409	5,134	0.5
Impairment of loan receivable to potential investee	—	—	2,807	0.0	—	—	—
Impairment of long-lived assets	81,619	1.7	109,267	1.8	—	—	—
Other operating income	(7,619)	(0.2)	—	—	(60,013)	(8,701)	(0.8)
Total Operating Expenses(1)	959,407	19.9	1,416,716	22.9	1,237,100	179,363	17.5

Note:

(1)	Includes share-based compensation expense as follows:

	For the Years Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
Allocation of share-based compensation expenses:
Sales and marketing expenses	38,247	2,545	17,794	2,580
Research and development expenses	634	10,805	14,305	2,074
General and administrative expenses	82,672	292,947	85,508	12,397
Total share-based compensation expenses	121,553	306,297	117,607	17,051

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

Share-Based Compensation Expenses

We recorded share-based compensation expenses in connection with share options and RSUs granted under our 2010 Plan, 2014 Plan and 2020 Plan. As of February 28, 2023, options to purchase 421,452 ordinary shares and 1,206,489 RSUs that have been granted to our employees, directors and consultants were outstanding and not vested yet. We recorded share-based compensation expenses in the amount of RMB121.6 million, RMB306.3 million and RMB117.6 million (US$17.1 million) for the years ended December 31, 2020, 2021 and 2022, respectively, in connection with our share-based incentive grants.

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

Hong Kong

Subsidiaries in Hong Kong are subject to Hong Kong profits tax rate of 16.5% for the years ended December 31, 2020, 2021 and 2022. A two-tiered profits tax rates regime was introduced in 2018 under which the first HK$2.0 million of assessable profits earned by an eligible company will be taxed at 8.25% and the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. Additionally, upon payments of dividends by the Company to its shareholders, no HK withholding tax will be imposed.

Taiwan

DYX Taiwan branch is incorporated in Taiwan and is subject to Taiwan profits tax rate of 20% for each of the years ended December 31, 2020, 2021 and 2022.

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

VNET Beijing was qualified as a High and New Technology Enterprise, or HNTE, since 2008 and is eligible for a 15% preferential tax rate. In October 2014, VNET Beijing obtained a new certificate and renewed the certificate in October 2017 and 2020, with a validity term of three years. In accordance with the PRC Income Tax Law, an enterprise awarded with the HNTE certificate may enjoy a reduced EIT rate of 15%. For the years ended December 31, 2020, 2021 and 2022, the tax rate for VNET Beijing was 15%, 15% and 15%, respectively.

In April 2011, Xi’an Sub, a subsidiary of VNET Beijing located in Shaanxi Province, was qualified for a preferential tax rate of 15% and started to apply this rate from then on. The preferential tax rate is awarded to companies that are located in West Regions of China which operate in certain encouraged industries. For the years ended December 31, 2020, 2021 and 2022, the tax rate assessed for Xi’an Sub was 15%, 15% and 15%, respectively.

In October 2015, SH Blue Cloud, a subsidiary located in Shanghai, was qualified for a HNTE and became eligible for a 15% preferential tax rate. The HNTE certificate has been renewed in November 2018 and November 2021 with a validity term of three years. For the years ended December 31, 2020, 2021 and 2022, SH Blue Cloud enjoyed a preferential tax rate of 15%.

In November 2016, SZ DYX, a subsidiary located in Guangdong Province, was qualified for a HNTE and became eligible for a 15% preferential tax rate effective for three consecutive years. The HNTE certificate has been renewed in November 2019 and December 2022 with a validity term of three years. For the years ended December 31, 2020, 2021 and 2022, SZ DYX enjoyed a preferential tax rate of 15%.

In December 2016, BJ TenxCloud, a subsidiary located in Beijing and the Company acquired in July 2021, was qualified for a HNTE and became eligible for 15% preferential tax rate effective for three consecutive years and the certificate was reapplied in December 2019 and December 2022 with a validity term of three years. Accordingly, for the years ended December 31, 2020, 2021 and 2022, BJ TenxCloud enjoyed a preferential tax rate of 15%.

The EIT Law also provides that enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC are considered PRC tax resident enterprises and subject to PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. As of December 31,2022, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. If the Company is deemed as a PRC tax resident, it will be subject to PRC income tax at the rate of 25% on its worldwide income under the EIT Law, meanwhile the dividends it receives from another PRC tax resident company will be exempted from 25% PRC income tax. The Company will continue to monitor changes in the interpretation or guidance of this law.

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

Recently Issued Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 to our consolidated financial statements for the year ended December 31, 2022 included elsewhere in this annual report.

Inflation

In the last three years, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2020, 2021 and 2022 were 2.5%, 0.9% and 2.0%, respectively. Although we have not been materially affected by inflation in the past, we cannot assure you that we will not be affected in the future by higher rates of inflation in China.

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

	For the Years Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Consolidated Statements of Operations Data:
Net revenues	4,829,019	100.0	6,189,801	100.0	7,065,232	1,024,362	100.0
Cost of revenues	(3,753,008)	(77.7)	(4,751,771)	(76.8)	(5,706,976)	(827,434)	(80.8)
Gross profit	1,076,011	22.3	1,438,030	23.2	1,358,256	196,928	19.2
Operating (expenses) income:
Sales and marketing expenses	(235,012)	(4.9)	(255,400)	(4.1)	(311,917)	(45,224)	(4.4)
Research and development expenses	(112,891)	(2.3)	(188,489)	(3.1)	(306,842)	(44,488)	(4.3)
General and administrative expenses	(535,111)	(11.1)	(842,354)	(13.6)	(642,945)	(93,218)	(9.1)
Allowance for doubtful debt	(2,393)	(0.1)	(18,399)	(0.3)	(35,409)	(5,134)	(0.5)
Impairment of long-lived assets	(81,619)	(1.7)	(109,267)	(1.8)	—	—	—
Impairment of loan receivable to potential investee	—	—	(2,807)	(0.0)	—	—	—
Other operating income	7,619	0.2	—	—	60,013	8,701	0.8
Total operating expenses	(959,407)	(19.9)	(1,416,716)	(22.9)	(1,237,100)	(179,363)	(17.5)
Operating profit	116,604	2.4	21,314	0.3	121,156	17,565	1.7
Interest income	31,711	0.7	31,897	0.5	31,574	4,578	0.4
Interest expense	(380,609)	(7.9)	(334,950)	(5.4)	(273,305)	(39,626)	(3.9)
Impairment of long-term investment	(13,030)	(0.3)	(3,495)	(0.1)	—	—	—
Other income	16,539	0.3	33,923	0.5	17,328	2,512	0.2
Other expenses	(36,912)	(0.8)	(22,700)	(0.4)	(26,599)	(3,856)	(0.4)
Changes in the fair value of convertible promissory notes	(2,544,220)	(52.7)	829,149	13.4	22,626	3,280	0.3
Foreign exchange gain (loss), net	228,125	4.7	110,036	1.8	(523,235)	(75,862)	(7.4)
(Loss) income before income taxes and gain (loss) from equity method investments	(2,581,792)	(53.6)	665,174	10.7	(630,455)	(91,409)	(9.1)
Income tax expense	(109,336)	(2.3)	(111,407)	(1.8)	(133,464)	(19,350)	(1.9)
Gain (loss) from equity method investments	10,869	0.2	(38,666)	(0.6)	1,925	279	0.0
Consolidated net (loss) income	(2,680,259)	(55.7)	515,101	8.3	(761,994)	(110,480)	(11.0)
Comprehensive income attributable to non-controlling interest	(29,088)	(0.6)	(15,003)	(0.2)	(13,958)	(2,024)	(0.2)
Deemed dividend	(470,643)	(9.7)	—	—	—	—	—
Dividend distribution	—	—	(28,909)	(0.5)	—	—	—
Others	—	—	(826,458)	(13.4)	—	—	—
Net loss attributable to the Company’s ordinary shareholders	(3,179,990)	(66.0)	(355,269)	(5.7)	(775,952)	(112,504)	(11.2)

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Net Revenues

Our net revenues increased by 14.1% from RMB 6,189.8 million in 2021 to RMB7,065.2 million (US$1,024.4 million) in 2022, primarily due to (i) the increases in the total number of billable cabinets and the amount of average monthly recurring revenue per cabinet under our management, which were attributable to growing customer demand, and (ii) the increased demand for our cloud and VPN services. The number of cabinets under our management increased by 11.2% from 78,540 as of December 31, 2021 to 87,322 as of December 31, 2022.

Cost of Revenues

Our cost of revenues increased by 20.1% from RMB4,751.8 million in 2021 to RMB5,707.0 million (US$827.4 million) in 2022, primarily due to (i) increases in our telecommunication, utility and depreciation costs attributable to the delivery of additional cabinets and (ii) increased customer demand for our cloud and VPN services.

Gross Profit

As a result of the foregoing, our gross profit decreased by 5.5% from RMB1,438.0 million in 2021 to RMB1,358.3 million (US$196.9 million) in 2022. Our gross margin decreased from 23.2% in 2021 to 19.2% in 2022, primarily due to the delivery of additional data centers with lower utilization and incur depreciation costs during the ramp-up period and an increase in our power costs as a result of the increased electricity price in China.

Operating Expenses

Our operating expenses decreased by 12.7% from RMB1,416.7 million in 2021 to RMB1,237.1 million (US$179.4 million) in 2022. Our operating expenses as a percentage of net revenues decreased from 22.9% in 2021 to 17.5% in 2022.

Sales and Marketing Expenses. Our sales and marketing expenses increased by 22.1% from RMB255.4 million in 2021 to RMB311.9 million (US$45.2 million) in 2022, primarily due to the expansion of our business. As a percentage of net revenues, our sales and marketing expenses increased from 4.1% in 2021 to 4.4% in 2022.

Research and Development Expenses. Our research and development expenses increased by 62.8% from RMB188.5 million in 2021 to RMB306.8 million (US$44.5 million) in 2022, primarily due to our increased investments to strengthen our research and development capabilities. As a percentage of net revenues, our research and development expenses were 3.1% and 4.3% in 2021 and 2022.

General and Administrative Expenses. Our general and administrative expenses decreased by 23.7% from RMB842.4 million in 2021 to RMB642.9 million (US$93.2 million) in 2022, primarily due to a decrease in our share-based compensation expenses. As a percentage of net revenues, our general and administrative expenses decreased from 13.6% in 2021 to 9.1% in 2022.

Allowance for doubtful debt. Our allowance for doubtful debt increased from RMB18.4 million in 2021 to RMB35.4 million (US$5.1 million) in 2022.

Interest Income

Our interest income remained stable at RMB31.6 million (US$4.6 million) in 2022, compared to RMB31.9 million in 2021.

Interest Expense

Our interest expense decreased by 18.4% from RMB335.0 million in 2021 to RMB273.3 million (US$39.6 million) in 2022, primarily due to repayment of the 2021 Notes (as defined below) that matured in October 2021. No interest expense was incurred for the 2021 Notes in 2022.

Other Income

Our other income decreased by 48.9% from RMB33.9 million in 2021 to RMB17.3 million (US$2.5 million) in 2022. Other income comprises miscellaneous non-operating income that we generate.

Other Expenses

Our other expenses increased from RMB22.7 million in 2021 to RMB26.6 million (US$3.9 million) in 2022, primarily due to the combined effects of an increase in allowance for other receivables and a decrease in loss of disposal of certain of our equipment.

Changes in the Fair Value of Convertible Promissory Notes

Changes in the fair value of convertible promissory notes were RMB22.6 million (US$3.3 million) in 2022, which represent unrealized gains on the fair value of the 2025 Convertible Notes (as defined below) caused by changes in the market price of our ADSs.

Foreign Exchange Loss

We had a foreign exchange loss of RMB523.2 million (US$75.9 million) in 2022, which represents unrealized net loss caused by the appreciation of the U.S. dollar against the Renminbi.

Income Tax Expenses

We recorded income tax expenses in the amount of RMB133.5 million (US$19.4 million) in 2022, compared with income tax expenses of RMB111.4 million in 2021, with the effective tax rate (21.2%). This is primarily due to:

●	Change in valuation allowance leads to an increase in the income tax expense in the amount of RMB135.7 million (US$19.7 million) in 2022;
●	Loss incurred outside China increases the income tax benefit by RMB75.1 million (US$10.9 million) in 2022; and
●	Non-deductible expenses lead to an increase in the income tax expense in the amount of RMB72.2 million (US$10.5 million) in 2022.

Net Profit or Loss

As a result of the foregoing, we recorded a net loss of RMB762.0 million (US$110.5 million) in 2022, as compared to a net profit of RMB515.1 million in 2021.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Net Revenues

Our net revenues increased by 28.2% from RMB4,829.0 million in 2020 to RMB6,189.8 million in 2021, primarily due to (i) the increases in the total number of billable cabinets and the amount of average monthly recurring revenue per cabinet under our management, which were attributable to growing customer demand, and (ii) the growth of revenue from cloud business. The number of cabinets under our management increased by 46.7% from 53,553 as of December 31, 2020 to 78,540 as of December 31, 2021.

Cost of Revenues

Our cost of revenues increased by 26.6% from RMB3,753.0 million in 2020 to RMB4,751.8 million in 2021, primarily due to (i) increases in our telecommunication, utility and depreciation costs attributable to the delivery of additional cabinets and (ii) increased customer demand for our cloud services.

Gross Profit

As a result of the foregoing, our gross profit increased by 33.6% from RMB1,076.0 million in 2020 to RMB1,438.0 million in 2021. Our gross margin increased from 22.3% in 2020 to 23.2% in 2021, primarily due to the increased utilization rate of cabinets delivered in prior years.

Operating Expenses

Our operating expenses increased by 47.7% from RMB959.4 million in 2020 to RMB1,416.7 million in 2021. Our operating expenses as a percentage of net revenues increased from 19.9% in 2020 to 22.9% in 2021 primarily due to an increase in our share-based compensation expenses.

Sales and Marketing Expenses. Our sales and marketing expenses increased by 8.7% from RMB235.0 million in 2020 to RMB255.4 million in 2021, primarily due to the continuous expansion of our business. As a percentage of net revenues, our sales and marketing expenses decreased from 4.9% in 2020 to 4.1% in 2021.

Research and Development Expenses. Our research and development expenses increased by 67.0% from RMB112.9 million in 2020 to RMB188.5 million in 2021, primarily due to our increased investments to strengthen our research and development capabilities. As a percentage of net revenues, our research and development expenses were 2.3% and 3.1% in 2020 and 2021, respectively.

General and Administrative Expenses. Our general and administrative expenses increased by 57.4% from RMB535.1 million in 2020 to RMB842.4 million in 2021, primarily due to our one-off share-based compensation expenses. As a percentage of net revenues, our general and administrative expenses increased from 11.1% in 2020 to 13.6% in 2021.

Allowance for doubtful debt. Our allowance for doubtful debt increased from RMB2.4 million in 2020 to RMB18.4 million in 2021.

Impairment of loan receivable to potential investee. We recorded a loss of RMB2.8 million in 2021.

Impairment of long-lived assets. Our impairment of long-lived assets increased by 33.9% from RMB81.6 million in 2020 to RMB109.3 million in 2021.

Interest Income

Our interest income remained stable at RMB31.9 million in 2021, as compared to RMB31.7 million in 2020.

Interest Expense

Our interest expense decreased by 12.0% from RMB380.6 million in 2020 to RMB335.0 million in 2021, primarily due to the repayment of 2021 Notes (as defined below) matured in October 2021.

Other Income

Our other income increased substantially from RMB16.5 million in 2020 to RMB33.9million in 2021. Other income comprises miscellaneous non-operating income that we generate. Such increase was primarily due to the gains from disposal of subsidiaries.

Other Expenses

Our other expenses decreased by 38.5% from RMB36.9 million in 2020 to RMB22.7 million in 2021. Other expenses comprise miscellaneous non-operating expenses that we incur.

Changes in the Fair Value of Convertible Promissory Notes

Changes in the fair value of convertible promissory notes were RMB829.1 billion in 2021, which represent unrealized gains on the fair value of our convertible promissory notes issued by us in February to April 2020 caused by changes in the market price of our ADSs.

Foreign Exchange Gain

We had a foreign exchange gain of RMB110.0 million in 2021, which represents unrealized net gains caused by the depreciation of the U.S. dollar against the Renminbi.

Income Tax Expenses

We recorded income tax expenses in the amount of RMB111.4 million in 2021, compared with income tax expenses of RMB109.3 million in 2020, with the effective tax rate 17.8%. This is primarily due to:

●	Profit generated outside China reduces the income tax expenses by RMB120.7 million in 2021;

●	Changes in valuation allowance leads to an increase in the income tax expenses in the amount of RMB79.7 million in 2021; and
●	Current and deferred tax rate differences lead to a decrease in the income tax expenses in the amount of RMB26.1 million in 2021.

Net Profit or Loss

As a result of the foregoing, we recorded a net profit of RMB515.1 million in 2021, as compared to a net loss of RMB2,680.3 million in 2020.

B.Liquidity and Capital Resources

Cash Flows and Working Capital

The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. We have experienced recurring losses from operations. As of December 31, 2022, we had an accumulated deficit of US$1,213.5 million. For the year ended December 31, 2022, the net cash we generated from operating activities amounted to US$353.8 million. Our ability to continue as a going concern is dependent on our ability to generate cash flows from operations, and our ability to arrange adequate financing arrangements. These above factors raise doubt about our ability to continue as a going concern.

As of December 31, 2021, we had RMB1,372.5 million in cash and cash equivalents and RMB336.0 million in restricted cash (current and non-current portion). As of December 31, 2022, we had RMB2,661.3 million (US$385.9 million) in cash and cash equivalents and RMB328.2 million (US$47.5 million) in restricted cash (current and non-current portion).

As of December 31, 2021, we had long-term borrowings (current portion) from various commercial banks with an aggregate outstanding balance of RMB384.2 million, and long-term borrowings (excluding current portion) from various commercial banks with an aggregate outstanding balance of RMB2,215.0 million. As of December 31, 2022, we had long-term borrowings (current portion) from various commercial banks with an aggregate outstanding balance of RMB484.0 million (US$70.2 million), and long-term borrowings (excluding current portion) from various commercial banks with an aggregate outstanding balance of RMB3,049.9 million (US$442.2 million). We have entered into long-term borrowing arrangements since 2013 with maturity terms of three to fifteen years. The long-term borrowings (including current and non-current portions) outstanding as of December 31, 2020, 2021 and 2022 bore weighted-average interest rates of 5.61%, 5.31% and 5.11% per annum, respectively.

We had unused credit lines in an aggregate amount of RMB3,164.4 million (US$458.8 million) as of December 31, 2022 under credit agreements with 14 banks. As of the same date, we used RMB3,401.6 million (US$493.2 million) of the credit lines under the credit agreements with 11 banks, pursuant to which we were granted credit lines in an aggregate amount of RMB6,566.0 million (US$952.0 million). There are no material covenants that restrict our ability to undertake additional financing associated with the used credit lines. No terms and conditions of the unused credit lines are available yet because utilization of such unused portion requires approval by the banks and separate loan agreements setting forth detailed terms and conditions will only be entered into with the banks upon utilization. We believe the working capital as of December 31, 2022 is sufficient for our present requirements.

As of December 31, 2022, we had total outstanding debts (consisting of borrowings) of RMB3,533.9 million (US$512.4 million), all of which were onshore debt obligations. We believe we have sufficient financial resources to meet both of our onshore and offshore debt obligations when due. The growth of our business relies on the construction of new data centers. We also intend to acquire or invest in companies whose businesses are complementary to ours. We intend to use the proceeds of our outstanding debt mainly to construct new data centers and fund our acquisitions. As of December 31, 2022, we had purchase commitments made for acquisitions of machinery, equipment, construction in progress, bandwidth and cabinet capacity of RMB2,691.1 million (US$390.2 million) becoming due within twelve months, and we intend to use a portion of the proceeds to fund these purchase commitments. Except as disclosed in this annual report, we have no outstanding bank loans or financial guarantees or similar commitments to guarantee the payment obligations of third parties. We believe that our current cash, cash equivalents and time deposits, our cash flow from operations and proceeds from our financing activities will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for the next 12 months. If we have additional liquidity needs in the future, we may conduct additional financing, including equity offering and debt financing in private or public capital markets and control of operating expenses and capital expenditure where necessary, to meet such needs.

As of December 31, 2022, the total amount of cash and cash equivalents, restricted cash and short-term investments was RMB2,989.5 million (US$433.4 million), of which RMB1,745.7 million (US$253.1 million), RMB758.3 million (US$109.9 million) and RMB485.5 million (US$70.4 million) was held by our consolidated affiliated entities, PRC subsidiaries and offshore subsidiaries, respectively. Cash transfers from our PRC subsidiaries to our subsidiaries outside of China are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of our PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to receive and utilize our revenues effectively.” The major cost that would be incurred to distribute dividends is the withholding tax imposed on the dividends distributed by our PRC operating subsidiaries at the rate of 10% or a lower rate under an applicable tax treaty, if any.

Preferred Shares and Notes

Series A Perpetual Convertible Preferred Shares

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

2020 Notes and 2021 Notes

In August 2017, we issued USD-denominated notes due 2020 in an aggregate principal amount of US$200.0 million at a coupon rate of 7.000% per annum and in September 2017, we issued USD-denominated notes due 2020 in an aggregate principal amount of US$100.0 million at a coupon rate of 7.000% per annum, collectively referred to as the “2020 Notes.” The notes issued in September 2017 were priced at a slight premium of 100.04, with an effective yield of 6.98%. The notes issued in September 2017 constituted a further issuance of, and were consolidated to form a single series with, the notes issued in August 2017. Interest on the 2020 Notes is payable semi-annually in arrears on, or nearest to, August 17 and February 17 in each year, beginning on February 17, 2018.

In April 2019, we issued USD-denominated notes due 2021 in an aggregate principal amount of US$300.0 million at an interest rate of 7.875% per annum, or the 2021 Notes, and used a portion of the proceeds to purchase, pursuant to a tender offer, US$150,839,000 in principal amount of the 2020 Notes, representing 50.3% of the outstanding principal amount of the 2020 Notes. On August 12, 2019, we repurchased US$18,000,000 in principal amount of 2020 Notes at the par value. As of September 30, 2020, the outstanding principal amount of the 2020 Notes was nil. Interest on the 2021 Notes is payable semi-annually in arrears on April 15 and October 15 in each year, beginning on October 15, 2019.

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

2025 Convertible Notes

From February to June 2020, we entered into convertible promissory note purchase agreements with a group of investors led by Goldman Sachs Asia Strategic Pte. Ltd. in an aggregate principal amount of US$200,000,000 through a private placement to the investors, collectively referred to as the “2025 Convertible Notes.”

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

We issued convertible promissory notes to Goldman Sachs Asia Strategic Pte. Ltd., StoneBridge 2020, L.P. and StoneBridge 2020 Offshore Holdings II, L.P. in an aggregate principal amount of US$75,000,000 pursuant to a convertible note purchase agreement dated February 19, 2020 between us and Goldman Sachs Asia Strategic Pte. Ltd. In January 2021, Goldman Sachs Asia Strategic Pte. Ltd. converted the principal amount of its convertible note of US$36,000,000 into 18,000,000 Class A Ordinary Shares at the conversion price of US$2 per share, or US$12 per ADS. As of the date of this annual report, US$36,000,000 have been converted into Class A ordinary shares and US$39,000,000 remains outstanding.

We issued convertible promissory notes to Hina Group Fund II, L.P. and Hina Group Fund VI, L.P. in an aggregate principal amount of US$17,000,000 pursuant to a convertible note purchase agreement dated March 16, 2020 among us, Hina Group Fund II, L.P. and Hina Group Fund VI, L.P.. In December 2020, Hina Group Fund VI, L.P. partially converted the principal amount of its convertible note of US$1,705,002.63 into 856,326 Class A Ordinary Shares at the conversion price of US$2 per share, or US$12 per ADS. From March to April 2021, Hina Group Fund II, L.P. and Hina Group Fund VI, L.P. converted an aggregate principal amount of their convertible note of US$15,294,997.37 into 7,654,854 Class A Ordinary Shares at the conversion price of US$2 per share, or US$12 per ADS. As of the date of this annual report, US$17,000,000 have been converted into Class A ordinary shares.

We issued convertible promissory notes to UBS SDIC Fund Management Co., Ltd., in an aggregate principal amount of US$58,000,000 pursuant to a convertible note purchase agreement dated April 27, 2020 and a convertible note purchase agreement dated June 5, 2020, between us and UBS SDIC Fund Management Co., Ltd. In December 2020, UBS SDIC Fund Management Co., Ltd. partially converted the principal amount of its convertible note of US$20,666,667.01 into 10,353,816 Class A Ordinary Shares at the conversion price of US$2 per share, or US$12 per ADS. In January 2021, UBS SDIC Fund Management Co., Ltd. partially converted the principal amount of its convertible note of US$16,666,662.52 into 8,364,762 Class A Ordinary Shares at the conversion price of US$2 per share, or US$12 per ADS. In February 2021, UBS SDIC Fund Management Co., Ltd. partially converted the principal amount of its convertible note of US$16,666,671.40 into 8,381,394 Class A Ordinary Shares at the conversion price of US$2 per share, or US$12 per ADS. As of the date of this annual report, US$54,000,000.93 have been converted into Class A ordinary shares and US$3,999,999.07 remains outstanding.

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

In March and April 2023, the Company received notices from certain holders of the 2025 Convertible Notes, requiring us to redeem the 2025 Convertible Notes at 109% of the principal amount of US$64.0 million plus all accrued but unpaid interest. Pursuant to the terms under the 2025 Convertible Notes, the Company must pay the redemption price to such certain holders within three months after the redemption notices were delivered. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Certain terms of our convertible notes, and our debt repayment obligations thereunder, may adversely affect our financial condition and cash flows from operations in the future.”

2026 Convertible Notes

In January 2021, we issued USD-denominated convertible senior notes due 2026 in an aggregate principal amount of US$600.0 million at a zero-coupon rate, or the 2026 Convertible Notes. The 2026 Convertible Notes will mature on February 1, 2026, unless earlier repurchased, redeemed or converted in accordance with their terms prior to such date. The 2026 Convertible Notes are general and unsecured obligations of the Company. The 2026 Convertible Notes may be convertible into cash, the Company’s ADSs, or a combination of cash and ADSs, at the Company’s election. The conversion rate of the 2026 Convertible Notes is initially 18.3574 ADSs per US$1,000 principal amount of the 2026 Convertible Notes, subject to the adjustment upon the occurrence of certain events under the terms of the 2026 Convertible Notes. The Company may not redeem the 2026 Convertible Notes prior to February 6, 2024, unless certain changes in tax law or related events occur. The Company may redeem the 2026 Convertible Notes at its option on or after February 6, 2024 and on or prior to the 40th scheduled trading day immediately before the maturity date, subject to certain requirements, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid special interest, if any, to, but not including, the optional redemption date. Moreover, holders of the 2026 Convertible Notes have the right to require the Company to repurchase for cash all of their 2026 Convertible Notes, or any portion of the principal thereof, on February 1, 2024 or in the event of certain fundamental changes, subject to certain conditions, at a repurchase price or a fundamental change repurchase price, as the case may be, equal to 100% of the principal amount of the 2026 Convertible Notes to be repurchased, plus accrued and unpaid special interest, if any, to, but not including, the repurchase date or the fundamental change repurchase date, as the case may be.

2027 Convertible Notes

In January 2022, we issued USD-denominated convertible notes due 2027 in an aggregate principal amount of US$250.0 million at an interest rate of 2% per annum, or the 2027 Convertible Notes, pursuant to an investment agreement with the funds managed by Blackstone Tactical Opportunities (NYSE: BX), or Blackstone, the world’s largest alternative investment firm. The 2027 Convertible Notes will be convertible, at any time on and after the original issuance date, at the option of holders, into Class A ordinary shares of the Company at a conversion price of US$1.8333 per Class A ordinary share, or into ADSs at a conversion price of US$11.00 per ADS. The conversion prices are subject to adjustment under the terms of the 2027 Convertible Notes. The Company may effect a mandatory conversion at its election, if its ADSs achieve a price threshold of 200% of the conversion price for a specified period. Such 2027 Convertible Notes will bear an interest rate of 2.0% per annum and rank senior to any of the Company’s other indebtedness that is expressly subordinated in right of payment to the 2027 Convertible Notes. Unless the 2027 Convertible Notes have been duly redeemed or converted into Class A ordinary shares of the Company in full prior to the maturity date of the 2027 Convertible Notes, certain number of Series A-1 perpetual convertible preferred shares of the Company with a par value US$0.00001 per share will be issued as repayment of the 2027 Convertible Notes to upon maturity, pursuant to the calculation method set forth in the 2027 Convertible Notes. Moreover, subject to certain conditions, holders of the 2027 Convertible Notes have the right to require the Company to redeem, all of their 2027 Convertible Notes, or any portion of the principal thereof, during the redemption period set forth in the 2027 Convertible Notes.

Selected Condensed Consolidated Cash Flows Data

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Years Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Net cash generated from operating activities	714,243	1,387,922	2,440,214	353,797
Net cash used in investing activities	(3,889,174)	(3,772,613)	(3,559,252)	(516,043)
Net cash generated from financing activities	4,163,255	967,577	2,298,080	333,191
Effect on foreign exchange rate changes on cash and cash equivalents and restricted cash	(229,064)	9,150	101,979	14,785
Net increase/(decrease) in cash and cash equivalents and restricted cash	759,260	(1,407,964)	1,281,021	185,730
Cash and cash equivalents and restricted cash at beginning of the year	2,357,177	3,116,437	1,708,473	247,705
Cash and cash equivalents and restricted cash at end of the year	3,116,437	1,708,473	2,989,494	433,435
Cash and cash equivalents, restricted cash and short-term investments at end of the year	3,402,309	1,708,473	2,989,494	433,435

Operating Activities

Net cash generated from operating activities was RMB2,440.2 million (US$353.8 million) in 2022, primarily resulted from a net loss of RMB762.0 million (US$110.5 million), positively adjusted for certain items such as (i) depreciation and amortization of RMB1,595.9 million (US$231.4 million), (ii) foreign exchange loss of RMB523.2 million (US$75.9 million), (iii) share-based compensation expense of RMB118.2 million (US$17.1 million), (iv) the decrease in prepaid expenses and other current assets of RMB622.0 million (US$90.2 million), (v) the increase in accrued expenses and other payables of RMB226.9 million (US$32.9 million) and (vi) the increase in accounts and notes payables of RMB220.1 million (US$31.9 million), partially offset by certain item such as the increase in accounts and notes receivable of RMB381.2 million (US$55.3 million).

Net cash generated from operating activities was RMB1,387.9 million in 2021, primarily resulted from a net income of RMB515.1 million, positively adjusted for certain items such as (i) depreciation and amortization of RMB1,267.6 million, (ii) share-based compensation expenses of RMB320.0 million, (iii) the increase in accrued expenses and other payables of RMB316.0 million and (iv) the increase in accounts and notes payables of RMB195.7 million, partially offset by certain item such as the increase in accounts and notes receivable of RMB533.3 million.

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

Investing Activities

Net cash used in investing activities was RMB3,559.3 million (US$516.0 million) in 2022, as compared to net cash used in investing activities of RMB3,772.6 million in 2021. Net cash used in investing activities in 2022 is primarily related to our purchase of property and equipment in the amounts of RMB2,995.6 million (US$434.3 million), our payments for long-term investments in the amount of RMB213.0 million (US$30.9 million) and our payment for loan to a third party in the amount of RMB217.6 million (US$31.5 million).

Net cash used in investing activities was RMB3,772.6 million in 2021, as compared to net cash used in investing activities of RMB3,889.2 million in 2020. Net cash used in investing activities in 2021 is primarily related to our purchase of property and equipment in the amounts of RMB2,691.9 million, our prepayments and deposits for acquiring data center in the amount of RMB679.9 million, offset by proceeds received from maturity for short-term investments in the amount of RMB347.5 million.

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

Financing Activities

Net cash generated from financing activities was RMB2,298.1 million (US$333.2 million) in 2022, as compared to net cash generated from financing activities amounting to RMB967.6 million in 2021. Net cash generated from financing activities in 2022 is primarily related to the net proceeds from the issuance of 2027 Convertible Notes of RMB1,592.6 million (US$230.9 million) and the proceeds from long-term bank borrowings of RMB1,099.9 million (US$159.5 million), partially offset by our repayment of long-term bank borrowings of RMB238.3 million (US$34.6 million) and our payment for purchase of property and equipment through finance leases of RMB231.0 million (US$33.5 million).

Net cash generated from financing activities was RMB967.6 million in 2021, as compared to net cash generated from financing activities amounting to RMB4,163.3 million in 2020. Net cash generated from financing activities in 2021 is primarily related to the net proceeds from issuance of 2026 Convertible Notes of RMB3,790.4 million and proceeds from long-term bank borrowings of RMB1,628.4 million, partially offset by payment for share repurchase and cancellation of RMB1,701.8 million and the repayment of 2021 Notes of RMB1,945.6 million.

Net cash generated from financing activities was RMB4,163.3 million in 2020, as compared to net cash used in financing activities amounting to RMB461.6 million in 2019. Net cash generated from financing activities in 2020 is primarily related to the proceeds from short-term bank borrowings of RMB34.0 million, partially offset by payment for purchase of property and equipment through finance leases of RMB376.2 million, the repayment of long-term bank borrowings of RMB33.0 million, proceeds from issuance of convertible promissory notes of RMB1,409.4 million, partially offset by payment of issuance and conversion cost of convertible promissory notes of RMB21.6 million, proceeds from Series A perpetual convertible preferred shares of RMB1,058.3 million and proceeds from issuance of ordinary shares of RMB2,680.4 million.

Material Cash Requirements

Our material cash requirements as of December 31, 2022 and any subsequent interim period primarily include our capital expenditures, long-term borrowings, convertible promissory notes, purchase commitments, operating lease obligations and finance lease minimum lease payment.

Our capital expenditures were primarily for building self-built data centers, purchasing bandwidth and cabinet capacity and purchasing network equipment, servers and other equipment. Our capital expenditures have been primarily funded by cash generated from our operations and net cash provided by financing activities. We had capital expenditures relating to the addition of property and equipment of RMB2,473.3 million, RMB2,691.9 million and RMB2,995.6 million (US$434.3 million) in 2020, 2021 and 2022, respectively, representing 51.2%, 43.5% and 42.4% of our total net revenues for the same periods, respectively. We expect our data center capacity to increase by an aggregate amount of approximately 8,000 to 9,000 cabinets during the year of 2023, through both organic growth and strategic acquisitions. We may incur additional capital expenditure for real property purchase, data center construction and network capacity expansion if our actual development is beyond our current plan.

As of December 31, 2022, our unused short-term and long-term borrowing facilities amounted to RMB3,164.4 million (US$458.8 million). We have pledged land use rights with the net book value of RMB115.9 million (US$16.8 million), property with the net book value of RMB118.1 million (US$17.1 million), leasehold improvements with the net book value of RMB92.6 million (US$13.4 million), computer and network equipment with the net book value of RMB137.9 million (US$20.0 million) and office equipment with the net book value of RMB0.9 million (US$0.1 million) for our borrowings.

Long-term borrowings (including the current portions) outstanding as of December 31, 2022 bear a weighted-average interest rate of 5.11% per annum, and are denominated in Renminbi. These loans were obtained from financial institutions located in the PRC.

Our convertible promissory notes consist primarily of (i) the 2025 Convertible Notes issued during the year ended December 31, 2020, with an aggregate principal amount of US$200.0 million at an interest rate of 2% per annum, which will mature in five years since the issuance; (ii) the 2026 Convertible Notes issued in January 2021, with an aggregate principal amount of US$600.0 million at a zero-coupon rate, which will mature on February 1, 2026; and (iii) the 2027 Convertible Notes issued in January 2022, with an aggregate principal amount of US$250.0 million at an interest rate of 2% per annum, which will mature in February 2027.

We had purchase commitments of approximately RMB1,717.9 million (US$249.1 million) related to acquisition of machinery, equipment and construction in progress as of December 31, 2022. In addition, we had outstanding purchase commitments in relation to bandwidth and cabinet capacity of RMB2,032.7 million (US$294.7 million) as of the same date.

Our operating lease obligations are primarily related to the lease of office and data center space. Our operating cash payments for operating leases was RMB477.2 million, RMB593.6 million and RMB635.6 million (US$92.2 million) for the years ended December 31, 2020, 2021 and 2022, respectively.

Our finance lease minimum lease payment is primarily related to finance leases for electronic equipment, optic fibers and property. Our financing cash payments for finance leases amounted to RMB376.2 million, RMB579.7 million and RMB231.0 million (US$33.5 million) for the years ended December 31, 2020, 2021 and 2022, respectively.

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2022.

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

We have made continual investments and trainings for research and development to drive our growth in both mature and emerging businesses. We incurred RMB112.9 million, RMB188.5 million and RMB306.8 million (US$44.5 million) in research and development expenses for the years ended December 31, 2020, 2021 and 2022, respectively. As of December 31, 2022, our experienced research and development team consisted of 175 engineers, many of whom have more than 10 years of relevant industry experience.

Our research and development efforts have yielded 134 patents, 87 patent applications and 296 software copyright registrations as of December 31, 2022, all in China and focused on the areas including (i) energy saving technology, (ii) data center design and facility maintenance and operations, (iii) network operation and maintenance management, (iv) cloud-related technologies, and (v) edge computing and blockchain.

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

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2022 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.Critical Accounting Estimates

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. In 2022, we also made such judgments, estimates and assumptions taking into consideration of the impact of the COVID-19 pandemic on our business. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. Goodwill is tested annually for impairment on a qualitative or quantitative basis for the reporting unit as of December 31, or more frequently when events or circumstances indicate an impairment may exist at the reporting unit level. When performing the annual impairment test, the Company has the option of first performing a qualitative assessment to determine the existence of events and circumstances that would lead to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, the overall financial performance of the reporting unit, and other specific information related to the operations. If such a conclusion is reached, the Company would then be required to perform a quantitative impairment assessment of goodwill. However, if the assessment leads to a determination that it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, then no further assessments are required. A quantitative assessment for the determination of impairment is made by comparing the carrying amount of the reporting unit with its fair value, which is generally calculated using the discounted cash flow method.

For the year ended December 31, 2022, we elected to bypass the qualitative assessment and proceed directly to performing the quantitative goodwill impairment testing. The fair value of a reporting unit was determined using an income approach with future cash flow estimates supported by estimated revenue growth rates, as well as the selection of an appropriate discount rate based on weighted-average cost of capital which includes company-specific risk premium. These estimates are highly subjective, and our ability to achieve the forecasted cash flow is affected by factors such as changes in our operating performance, unexpected changes in future economic and market conditions, as well as regulatory requirements. We did not record any impairment loss for the year ended December 31, 2022 as the fair value of the reporting unit is in excess of its carrying value.

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

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Sheng Chen	54	Chairman of the Board of Directors
Yoshihisa Ueno	60	Independent Director
Kenneth Chung-Hou Tai	72	Independent Director
Sean Shao	66	Independent Director
Erhfei Liu	64	Independent Director
Changqing Ye	52	Independent Director
Jie Dong	45	Chief Executive Officer
Tim Chen	48	Chief Financial Officer

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

Mr. Kenneth Chung-Hou Tai has served as our Director since October 2012. Mr. Tai is a prominent figure in the Taiwanese technology sector with over 40 years of industry experience with leading technology and hardware companies in Taiwan and the U.S. Mr. Tai co-founded Acer Computer in 1976, which has become one of the top five branded PC vendors in the world today, and held various managerial positions during his tenure. Later in his technology career, Mr. Tai founded Investar Capital, a venture capital firm focusing on IT companies. Mr. Tai is now serving as chairman of Photonics Industry and Technology Development Association (PIDA), a non-profit organization affiliated to the Ministry of Science and Technology (MOST), and a member of the board of directors of Digitimes Incorporated, the only technology-focused newspaper in Taiwan. Currently, Mr. Tai serves on the board of directors of several public companies in Taiwan, including Asustek Computer Inc. (a company listed on the Taiwan Stock Exchange, stock code: 2357), Chief Telecom Corporation (a company listed on Taipei Exchange, stock code: 6561), and Wafer Works Corporation (a company listed on Taipei Exchange, stock code: 6182). Mr. Tai also serves on the board of directors of several private companies. Mr. Tai received a master’s degree in business administration from Tam Kang University and a bachelor’s degree in electrical engineering from National Chiao Tung University in Taiwan.

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

Mr. Erhfei Liu has served as our Director since May 2015. Mr. Liu also serves as independent director for QingLing Motors (Group) Co., Ltd. (a company listed on the Hong Kong Stock Exchange, stock code: 1122), Frontage Holdings Corporation (a company listed on the Hong Kong Stock Exchange, stock code: 1521) and CMB Wing Lung Bank (a subsidiary of China Merchants Bank Co., Ltd., a company listed on the Hong Kong Stock Exchange, stock code: 3968). From 2016 to 2022, he served as independent director for Jiangxi Copper Corporation (a company listed on the Hong Kong Stock Exchange, stock code: 358). Mr. Liu has served as CEO of Asia Investment Fund (AIF), a private equity investment fund, since 2018, and co-founder and director of Cindat Capital Management Limited (Cindat), a global restate investment platform, from 2013 to 2017. Mr. Liu has remained in his position as a director at Cindat, but no longer participates in the day to day operations since 2018. From 1999 to 2012, Mr. Liu served as Chairman of Merrill Lynch China initially and Country Executive of Bank of America Merrill Lynch. In addition to his various investment banking responsibilities, he was also in charge of the firm’s private equity business in Greater China from 2006 to 2010. Prior to joining Merrill Lynch, Mr. Liu worked as head of Asia or China for Goldman Sachs, Morgan Stanley, Smith Barney and Indosuez. Mr. Liu received an MBA from Harvard Business School and his bachelor’s degrees from Brandeis University and Beijing Foreign Languages University.

Mr. Changqing Ye has served as our Director since August 2022. Mr. Ye also serves as independent director for Baozun Inc. (a company listed on Nasdaq, Stock Code: BZUN), Niu Technologies Inc. (a company listed on Nasdaq, Stock Code: NIU), Jinxin Fertility Group Limited (a company listed on the Hong Kong Stock Exchange, stock code: 1951), Ascentage Pharma Group Limited (a company listed on the Hong Kong Stock Exchange, stock code: 6855), Hygeia Healthcare Group Limited (a company listed on the Hong Kong Stock Exchange, stock code: 6078), and NWTN Inc. (a company listed on NASDAQ, Stock Code: NWTN). From December 2018 to September 2022, Mr. Ye also served as Independent Director for Luzhou Bank (a company listed on the Hong Kong Stock Exchange, stock code: 1983). From February 2011 to December 2015, Mr. Ye served as an investment committee member, the group chief financial officer and a managing director of CITICPE Group. Prior to that, Mr. Ye worked at PricewaterhouseCoopers Zhong Tian LLP from April 1993 to January 2011. Mr. Ye received a bachelor’s degree in journalism from Huazhong University of Science and Technology in China and a master’s degree in business administration from Warwick University in the United Kingdom. Mr. Ye is a certified public accountant in China.

Mr. Jie Dong, also known as Jeff Jie Dong, has served as chief executive officer of the Company since September 2022. Mr. Dong served as president of the Company and chief executive officer of VNET Capital from June 2022 to September 2022. Prior to joining the Company, Mr. Dong served as the head of the real assets investment department of Taiping Capital Asset Management, a subsidiary of China Taiping Insurance Group, from June 2020 to June 2022. Mr. Dong has extensive experience in real assets investment in infrastructure, TMT and new energy sectors. Mr. Dong’s related experience spans more than 15 years, including over a decade serving in various roles at China Investment Corporation, a sovereign wealth fund of China. Mr. Dong received his Ph.D. from Manchester Business School.

Mr. Tim Chen has served as our Chief Financial Officer since May 2021. He served as our chief strategy officer from August 2020 to April 2021. Prior to joining us, Mr. Chen served as chief financial officer of Asia Maritime Pacific (Hong Kong) Limited over a decade from 2009 and has 14-year experience in prominent investment banking and private equity firms, including two years at Affinity Equity Partners, eight years at Morgan Stanley and four years at J.P. Morgan from 1996 to 2009. Mr. Chen received a bachelor of science degree in industrial engineering and operations research from Columbia University in New York.

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

B.Compensation

In 2022, the aggregate cash compensation we paid to our executive officers was approximately RMB10.9 million (US$1.6 million), which total amount included RMB0.4 million (US$0.1 million) for pension, retirement, medical insurance or other similar benefits for our executive officers. We did not provide any cash compensation to our non-executive directors in 2022. Other than the amounts stated above, no pension, retirement or similar benefits has been set aside or accrued for our executive officers or directors. None of our non-executive directors has a service contract with us that provides for benefits upon termination of employment.

In addition to the cash compensation referenced above, we also provide share-based compensation to our directors and officers. The total share-based compensation we provided to our directors and officers amounted to RMB9.5 million (US$1.4 million) in 2022. For option grants to our directors and officers, see “—Share Incentive Plans.”

Share Incentive Plans

On July 16, 2010, we adopted our 2010 Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and to promote the success of our business. We subsequently amended our 2010 Plan on January 14, 2011 and July 6, 2012. On May 29, 2014, we adopted our 2014 Plan on our annual general meeting, which was subsequently amended on April 1, 2015 and December 22, 2017 by unanimous written approval of our board of directors. On May 29, 2020, we adopted the 2020 Share Incentive Plan (the “2020 Plan”). Upon the adoption of the 2020 Plan, we will cease to grant any new awards under the 2010 Plan and the 2014 Plan (collectively the “Existing Plans”) while the Existing Plans and outstanding awards granted thereunder shall remain effective and can be amended by the Company from time to time pursuant to the applicable terms thereunder. If any outstanding awards under the Existing Plans are subsequently forfeited, then the shares subject to such awards shall be available for the grant pursuant to the 2020 Plan. The 2020 Plan permit the grant of option, restricted share or restricted share units award. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2020 Plan is 46,560,708 Class A ordinary shares. To the extent any award granted pursuant to our 2010 Plan or 2014 Plan terminates, expires, lapses or forfeited after the effective date for any reason, shares subject to such awards shall also become available to the grant of an award pursuant to the 2020 Plan. As of February 28, 2023, options to purchase 421,452 ordinary shares and 1,206,489 RSUs that have been granted to our employees, directors and consultants were outstanding, without giving effect to the options that were exercised or terminated and RSUs that were vested.

	Options	Restricted	Exercise Price		Date of
Name	Granted	Share Units	(US$/Share)	Date of Grant	Expiration
Sheng Chen	*	—	0.15	July 16, 2010	July 16, 2020
	—	*	—	August 30, 2012	—
	—	*	—	November 23, 2013	—
	—	*	—	March 7, 2015	—
	—	*	—	November 21, 2015	—
	—	*	—	November 26, 2016	—
	—	*	—	August 18, 2019	—
	—	*	—	November 2, 2021	—
Yoshihisa Ueno	—	*	—	October 1, 2012	—
	—	*	—	April 25, 2014	—
	—	*	—	December 2, 2017	—
	—	*	—	March 7, 2018	—
	—	*	—	March 3, 2020	—
Kenneth Chung-Hou Tai	—	*	—	October 16, 2012	—
	—	*	—	November 21, 2015	—
	—	*	—	August 14, 2016	—
	—	*	—	May 12, 2017	—
	—	*	—	March 7, 2018	—
May 15, 2019
March 3, 2020
Sean Shao	—	*	—	November 21, 2015	—
	—	*	—	May 15, 2019	—
March 3, 2020
Erhfei Liu	—	*	—	November 21, 2015	—
	—	*	—	May 15, 2019	—
March 3, 2020
Changqing Ye	—	*	—	August 26, 2022	—
Jie Dong	—	*	—	August 26, 2022	—
Tim Chen	—	*	—	August 18, 2020	—
Other individuals as a group	28,953,524	8,059,696	0.15 to 0.85	—	—
*	Shares underlying vested options are less than 1% of our total outstanding shares.

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

Board Diversity Disclosure

The following table provides the diversity statistics of our Board of Directors required by Rule 5606 of the Nasdaq Listing Rules.

Board Diversity Matrix (As of February 28, 2023)
Country of Principal Executive Office	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	Six
	Female	Male	Non-Binary	Did not Disclose Gender
Part I: Gender Identity
Directors	0	Six	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	-
LGBTQ+	-
Did Not Disclose Demographic Background	-

Committees of the Board of Directors

We have three committees under the board of directors: the audit committee, the compensation committee and the nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Sean Shao, Yoshihisa Ueno and Changqing Ye, each of whom satisfies the “independence” requirements of Rule 5605 of Nasdaq Stock Market Rules and Rule 10A-3 under the Securities Exchange Act of 1934. Sean Shao is the chair of our audit committee. The purpose of the audit committee is to assist our board of directors with its oversight responsibilities regarding: (i) the integrity of our financial statements, (ii) our compliance with legal and regulatory requirements, (iii) the independent auditor’s qualifications and independence and (iv) the performance of our internal audit function and independent auditor. The audit committee will be responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Yoshihisa Ueno, Kenneth Chung-Hou Tai and Sheng Chen. Yoshihisa Ueno and Kenneth Chung-Hou Tai each satisfies the “independence” requirements of Rule 5605 of Nasdaq Stock Market Rules. Yoshihisa Ueno is the chair of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Kenneth Chung-Hou Tai, Sheng Chen and Yoshihisa Ueno. Kenneth Chung-Hou Tai and Yoshihisa Ueno each satisfies the “independence” requirements of Rule 5605 of Nasdaq Stock Market Rules. Kenneth Chung-Hou Tai is the chair of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

We had 2,599, 3,221 and 3,293 employees as of December 31, 2020, 2021 and 2022, respectively. The following table sets forth the number of our employees by function as of December 31, 2022:

	As of December 31, 2022
	Number of	% of
Functional Area	Employees	Total
Operations	1,578	48%
Sales, marketing and customer support	435	13%
Research and development	585	18%
General and administrative	695	21%
Total	3,293	100%

Among our total employees as of December 31, 2022, 1,729 were located in Beijing, and 1,564 in other cities in China.

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

E.Share Ownership

See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

Not Applicable.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of February 28, 2023, by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5.0% of our ordinary shares.

The calculations in the table below assume there are 890,714,046 ordinary shares issued and outstanding as of February 28, 2023, comprising of 859,932,323 Class A ordinary shares outstanding, excluding treasury shares and Class A ordinary shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards, 30,721,723 Class B ordinary shares, 60,000 Class C ordinary shares issued and outstanding and no Class D ordinary shares issued and outstanding.

Percentage ownership and beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of February 28, 2023, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned
		% of	% of
		beneficial	Voting
	Number	ownership	Power(1)(2)
Directors and Executive Officers:
Sheng Chen(3)	30,067,143	3.4	24.5
Yoshihisa Ueno(4)	5,225,736	*	2.1
Kenneth Chung-Hou Tai	*	*	*
Sean Shao	*	*	*
Erhfei Liu	*	*	*
Changqing Ye	*	*	*
Jie Dong	*	*	*
Tim Chen	*	*	*
All Directors and Officers as a Group	37,387,323	4.2	26.8
Principal Shareholders:
FIL Limited(5)	85,714,734	9.6	7.3
Samarra Company Limited(6)	72,309,744	8.1	6.2
Vector Holdco Pte. Ltd.(7)	62,412,780	7.0	5.3
Tuspark Innovation Venture Limited(8)	60,911,237	6.8	5.2
TT International Asset Management Ltd(9)	54,637,662	6.1	4.7
GIC Private Limited(10)	45,198,492	5.1	3.9
*	Less than 1% of our total outstanding shares.

(1)	Percentage of total voting power represents voting power with respect to all of our Class A, Class B, Class C and Class D ordinary shares, as a single class. Each holder of our Class B ordinary shares is entitled to ten votes per Class B ordinary share and each holder of Class A ordinary shares is entitled to one vote per Class A ordinary share held by our shareholders on all matters submitted to them for a vote. Each holder of Class C ordinary shares is entitled to one vote per Class C ordinary share on all matters submitted to them for a vote, except that we shall only proceed with the following matters with the written consent of the holders holding a majority of the issued and outstanding Class C ordinary shares or with the sanction of a special resolution passed at a separate meeting of the holders of the issued and outstanding Class C ordinary shares: (i) any appointment or removal of directors other than the appointment or removal of directors that is made pursuant to a shareholder’s right under the Investor Rights Agreement, dated January 15, 2015, among us, King Venture Holdings Limited, Xiaomi Ventures Limited and certain other parties named therein, and the Share Subscription Agreement, dated May 23, 2016, between us and Tuspark Innovation Venture Limited; (ii) entry into any agreement by us or our subsidiaries with any shareholder who holds more than 10% of our issued and outstanding share capital or such shareholder’s affiliate, other than agreements entered into in our ordinary course of business with a total contract amount below 10% of our consolidated total revenue in the most recent completed fiscal year; and (iii) any proposed amendments to our memorandum and articles of associations that will amend, alter, modify or change the rights attached to Class C ordinary shares. Each holder of our Class D ordinary shares is entitled to 500 votes per Class D ordinary shares. Our Class A, Class B, Class C and Class D ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B, Class C and Class D ordinary shares are convertible at any time by the holder into Class A ordinary shares on a 1:1 basis.
(2)	In the computation of the percentages of aggregate voting power, we have included our Series A perpetual convertible preferred shares and our Series A-1 perpetual convertible preferred shares, the holders of which are entitled to (i) vote with the holders of the Class A ordinary shares on any and all matters submitted for a vote of shareholders and (ii) a number of votes per such preferred share equal to the number of Class A ordinary share into which each of such Series A perpetual convertible preferred shares and Series A-1 perpetual convertible preferred shares is then convertible at the time of the related record date as if the holders of such Series A perpetual convertible preferred shares or Series A-1 perpetual convertible preferred shares were holders of Class A ordinary shares.
(3)	Consists of (i) one Class A ordinary shares held by GenTao Capital Limited (“GenTao)”, a British Virgin Islands company solely owned by Mr. Chen; (ii) 19,670,117 Class B ordinary shares held by Fast Horse Technology Limited (“Fast Horse”), a British Virgin Islands company solely owned by Mr. Chen; (iii) 8,087,875 Class B ordinary shares held by Sunrise Corporate Holding Ltd. (“Sunrise”), a British Virgin Islands company solely owned by Mr. Chen; (iv) 60,000 Class C ordinary shares, 769,486 Class B ordinary shares and four Class A ordinary shares held by Personal Group Limited, a British Virgin Islands company solely owned by Mr. Chen; and (v) 1,479,660 Class A ordinary shares upon vesting of Mr. Chen’s restricted share units within 60 days of February 28, 2023. Mr. Sheng Chen, as a personal guarantor, together with GenTao, Beacon Capital Group Inc. (“Beacon”), Fast Horse and Sunrise, entered into a Facility Agreement dated as of August 19, 2021 (the “Facility Agreement”) with Bold Ally (Cayman) Limited (“Bold Ally”). Mr. Sheng Chen entered into British Virgin Islands Equitable Share Mortgages dated as of August 19, 2021 with Bold Ally, pursuant to which Mr. Sheng Chen pledged on August 19, 2021 all of the British Virgin Islands shares of GenTao, Beacon and Sunrise as collateral to secure repayment of amounts outstanding under the Facility Agreement. The business address for Mr. Chen is Guanjie Building, Southeast 1st Floor, 10# Jiuxianqiao East Road, Chaoyang District, Beijing 100016, China.
(4)	Consists of (i) 2,194,200 Class B ordinary shares and 1,344,228 Class A ordinary shares held by Synapse Holdings Limited, and (ii) 1,687,308 Class A ordinary shares upon vesting of Mr. Ueno’s restricted share units within 60 days of February 28, 2023. Mr. Ueno is a director of our company appointed by Synapse Holdings Limited. The business address for Mr. Ueno is Suite 701-702, Plaza 228, No.228 Wan Chai Road, Wan Chai, Hong Kong.
(5)	Consists of 85,714,734 Class A ordinary shares held in the form of ADSs by FIL Limited, a company organized under the laws of Bermuda, certain of its subsidiaries and affiliates, and other companies. Information set forth above is based upon FIL Limited’s Schedule 13G filing with the SEC on February 9, 2023. The business address of FIL Limited is Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, HM19.
(6)	Consists of 72,309,744 Class A ordinary shares held in the form of ADSs over which Samarra Company Limited, a company incorporated under the laws of the British Virgin Islands, has shared voting power. Information set forth above is based upon Samarra Company Limited’s Schedule 13G filing with the SEC on November 25, 2022. The business address of Samarra Company Limited is Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.

(7)	Consists of (i) 60,578,154 Class A ordinary shares held in the form of ADSs by Vector Holdco Pte. Ltd. (“Vector Holdco”), a private limited company incorporated under the laws of Singapore, (ii) 1,565,826 Class A ordinary shares held in the form of ADSs by BTO Vector Fund FD (CYM) L.P. (“Vector Fund FD”), a limited partnership established under the laws of the Cayman Islands, and (iii) 268,800 Class A ordinary shares held in the form of ADSs by BTO Vector Fund ESC (CYM) L.P. (“Vector Fund ESC”), an exempted limited partnership registered under the laws of the Cayman Islands. BTO Super Holding (NQ) Co. III Pte. Ltd. (“BTO Super Holding”) is the 100% equity owner of Vector Holdco. Blackstone Tactical Opportunities SG II (Cayman) L.P. (“BTO SG”) is the 100% equity owner of BTO Super Holding. BTO Holdings (Cayman)—NQ Manager L.L.C. (“BTO Holdings”) is the general partner of Vector Fund ESC and Vector Fund FD. Blackstone Tactical Opportunities Management Associates (Cayman)—NQ L.P. (“BTOMA”) is the managing member of BTO Holdings and the general partner of BTO SG. BTO GP—NQ L.L.C. (“BTO GP”) and Blackstone Tactical Opportunities LR Associates (Cayman)—NQ Ltd. (“BTOLRA”) are the general partners of BTOMA with BTO GP controlling BTOMA with respect to all matters other than voting of securities of underlying portfolio companies, which power is held by the Class B shareholders of BTOLRA, who are certain senior personnel of Blackstone. Blackstone Holdings IV L.P. (“Blackstone IV”) is the sole member of BTO GP and the sole Class A shareholder of BTOLRA. Blackstone Holdings IV GP L.P. (“Blackstone IV GP”) is the general partner of Blackstone IV. Blackstone Holdings IV GP Management (Delaware) L.P. (“Blackstone IV GP Management (Delaware)”) is the general partner of Blackstone IV GP. Blackstone Holdings IV GP Management L.L.C. (“Blackstone IV GP Management”) is the general partner of Blackstone IV GP Management (Delaware). The Blackstone Group Inc. is the sole member of Blackstone IV GP Management. Blackstone Group Management L.L.C. is the sole holder of the Class C common stock of The Blackstone Group Inc. Blackstone Group Management L.L.C. is wholly owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. Information set forth above is based upon Vector Holdco’s Schedule 13D/A filing with the SEC on February 1, 2022. The registered address of Vector Holdco is c/o Intertrust Singapore Corporate Services Pte. Ltd. 77 Robinson Road, #13-00 Robinson 77, Singapore. The registered address of each of Vector Fund FD and Vector Fund ESC is c/o Intertrust Corporate Services (Cayman) Limited 190 Elgin Avenue Grand Cayman, KY1 9005, Cayman Islands.
(8)	Consisted of 60,911,237 Class A ordinary shares based on the record on our shareholder register as of February 28, 2023, which had reflected the transaction among Tuspark, DNE (Cayman) Investment I Holding Limited and Beacon Capital Group Inc. on August 23, 2021. See “Item 4. Information on the Company—A. History and Development of the Company.” On September 23, 2021, 42,010,890 Class A ordinary shares were converted into 7,001,815.0 ADSs as per Tuspark’s request. The business address for Tuspark is 16/F, Block A, Innovation Park, Tsinghua Science Park, Haidian District, Beijing, the People’s Republic of China.
(9)	Consists of 54,637,662 Class A ordinary shares held in the form of ADSs by various investment vehicles for which TT International Asset Management Ltd, a company organized under the laws of the United Kingdom, serves as investment manager. Information set forth above is based upon TT International Asset Management Ltd’s Schedule 13G filing with the SEC on February 14, 2023. The business address of TT International Asset Management Ltd is 62 Threadneedle Street, London, United Kingdom.
(10)	Consists of (i) 38,722,188 Class A ordinary shares over which GIC Private Limited has sole voting power and (ii) 6,476,304 Class A ordinary shares over which GIC Private Limited has shared voting power. Information set forth above is based upon GIC Private Limited’s Schedule 13G/A filing with the SEC on February 9, 2023. The business address of GIC Private Limited is 168 Robinson Road, #37 01 Capital Tower, Singapore 068912.

Our ordinary shares are divided into Class A ordinary shares, Class B ordinary shares, Class C ordinary shares and Class D ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share and holders of Class C ordinary shares are entitled to one vote per share, except that we shall only proceed with the following matters with the written consent of the holders holding a majority of the issued and outstanding Class C ordinary shares or with the sanction of a special resolution passed at a separate meeting of the holders of the issued and outstanding Class C ordinary shares: (i) any appointment or removal of directors other than the appointment or removal of directors that is made pursuant to a shareholder’s right under the Investor Rights Agreement, dated January 15, 2015, among the Company, King Venture Holdings Limited, Xiaomi Ventures Limited and certain other parties named therein, and the Share Subscription Agreement, dated May 23, 2016, between Company and Tuspark Innovation Venture Limited; (ii) entry into any agreement by us or our subsidiaries with any shareholder who holds more than 10% of our issued and outstanding share capital or such shareholder’s affiliate, other than agreements entered into in our ordinary course of business with a total contract amount below 10% of our consolidated total revenue in the most recent completed fiscal year; and (iii) any proposed amendments to our memorandum and articles of associations that will amend, alter, modify or change the rights attached to Class C ordinary shares. Holders of our Class B ordinary shares or Class C ordinary shares may choose to convert their Class B ordinary shares or Class C ordinary shares into the same number of Class A ordinary shares at any time. Holders of our Class D ordinary shares shall have the same rights as the holders of our Class B ordinary shares except that holders of our Class D ordinary shares are entitled to 500 votes per share.

We issued Class A ordinary shares represented by our ADSs in our initial public offering in April 2011 and issued Class C ordinary shares in October 2019 to further enhance our ability to execute business strategies over the long term under the leadership of our board and senior management. Our board of directors approved and authorized the issuance of Class D ordinary shares in February 2023 as an initiative to protect the Company’s interests and continued stability. As of the date of this annual report, no Class D ordinary shares have been issued.

To our knowledge, as of February 28, 2023, a total of 855,582,682 Class A ordinary shares and 16 Class B ordinary shares are held by eleven record holders in the United States, including Citibank N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. The Special Committee is in the process of carefully considering and evaluating the two proposals with respect to the proposed going-private transaction and other potential strategic alternatives we may pursue. For more details, see “Item 4. Information on the Company—A. History and Development of the Company.”

B.Related Party Transactions

Transactions with Shareholders and Affiliates

From September 1, 2022 to December 31, 2022, we provided hosting and related services to Shanghai Edge Cloud Interchange Technology Co., Ltd. in the amount of RMB0.7 million (US$0.1 million). We provided a loan to Shanghai Edge Cloud Interchange Technology Co., Ltd. in the amount of RMB0.5 million (US$0.1 million) at an interest rate of 3.0% per annum to supplement its working capital. We also had current receivables due from Shanghai Edge Cloud Interchange Technology Co., Ltd. in the amount of RMB1.2 million (US$0.2 million) as of December 31, 2022.

For the year ended December 31, 2022, we purchased services from companies that are under common control with Beijing Chengyishidai Network Engineering Technology Co., Ltd., or CYSD, in the amount of RMB36.7million (US$5.3 million). We also had current payables due to CYSD in the amount of RMB6.4 million (US$0.9 million) as of December 31, 2022.

From January 1, 2022 to October 31, 2022, we provided hosting and related services to Anhui Suzhou Century Broadband Data Technology Co., Ltd. in the amount of RMB14.1 million (US$2.0 million).

For the year ended December 31, 2022, we had current receivables due from Shanghai Puping and Shanghai Shibei in the amount of RMB138.1 million (US$20.0 million) and RMB11.1 million (US$1.6 million), respectively.

Other Transactions with Related Parties

Our other related party transactions, including services provided by/to our equity method investees and other investees measured using measurement alternative in the ordinary course of business were insignificant for the year ended December 31, 2022.

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

ITEM 8.FINANCIAL INFORMATION

A.Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

From time to time, we are subject to legal proceedings, investigations and claims incidental to the conduct of our business. For risks and uncertainties relating to the pending case against us, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may be subject to legal proceedings or arbitration claims in the ordinary course of our business, and the court rulings or arbitration awards may not be favorable to us.” We are currently not involved in any legal or administrative proceedings that may have a material adverse impact on our business, financial position or profitability.

Arbitration with TEDA Venture Capital Corporation Limited in relation to the acquisition of BJ TenxCloud

On July 15, 2021, we, through our wholly-owned subsidiary, Shenzhen Cloud Native Technology Co., Ltd., or SZ Cloud Native, acquired 100% of the equity interests in BJ TenxCloud from third-party selling shareholders of BJ TenxCloud for a total consideration of RMB414.7 million, consisting of approximately RMB199.8 million in cash and share-settled liabilities with estimated fair value of RMB214.9 million as of July 15, 2021. In addition, we are obligated to pay cash of RMB70.0 million and to issue certain numbers of the shares of the Company or its subsidiary with estimated fair value of RMB167.4 million as of December 31, 2021 to certain selling shareholders who remain as the key employees of BJ TenxCloud.

In March 2023, TEDA Venture Capital Corporation Limited, one of the third-party selling shareholders of BJ TenxCloud, initiated an arbitration proceeding against the Company, VNET Future Technology Limited and SZ Cloud Native in China International Economic and Trade Arbitration Commission, seeking to receive the payment by the Company of the unpaid non-cash consideration of approximately RMB60.0 million in cash for acquiring BJ TenxCloud, plus interest and legal costs amounting to approximately RMB0.7 million. Due to the early stage and uncertainties of this arbitration, the Company is unable to determine if any liability will arise or estimate the range of any potential liability. As of the date of this annual report, no final judgment has been made. The Company plans to vigorously defend against the allegations in this arbitration based on the facts and evidence found.

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

We are a holding company incorporated in the Cayman Islands. We rely on dividends from our operating subsidiary to fund cash and financing requirements. Our operating subsidiary is required to comply with the applicable PRC regulations when it pays dividends to us. See “Item 3. Key Information—D.Risk Factors—Risks Related to Doing Business in China—We may rely on dividends paid by our operating subsidiaries to fund cash and financing requirements, and limitations on the ability of our operating subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and fund our operations.”

B.Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.THE OFFER AND LISTING

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

ITEM 10.ADDITIONAL INFORMATION

A.Share capital

Not applicable.

B.Memorandum and Articles of Association

We are a Cayman Islands company and our corporate affairs are governed by our memorandum and articles of association and by the Companies Act (As Revised) and common law of the Cayman Islands.

As of the date hereof, our authorized share capital is US$15,000 divided into (i) 1,198,935,000 Class A ordinary shares of a nominal or par value of US$0.00001 each, (ii) 300,000,000 Class B ordinary shares of a nominal or par value of US$0.00001 each, (iii) 60,000 Class C ordinary shares of a nominal or par value of US$0.00001 each, (iv) 555,000 Class D ordinary shares of a nominal or par value of US$0.00001 each, (v) 150,000 series A perpetual convertible preferred shares of a nominal or par value of US$0.00001 each and (vi) 300,000 series A-1 perpetual convertible preferred shares of a nominal or par value of US$0.00001 each. As of February 28, 2023, there are 859,932,323 Class A ordinary shares (excluding treasury shares and Class A ordinary shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards) issued and outstanding, 30,721,723 Class B ordinary shares issued and outstanding, 60,000 Class C ordinary shares issued and outstanding, no Class D ordinary shares issued and outstanding, and no Series A perpetual convertible preferred shares or Series A-1 perpetual convertible preferred shares issued and outstanding.

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

Board of Directors

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Board of Directors.”

Ordinary Shares

General. Our ordinary shares are divided into Class A ordinary shares, Class B ordinary shares, Class C ordinary shares and Class D ordinary shares. Holders of Class A ordinary shares, Class B ordinary shares, Class C ordinary shares and Class D ordinary shares have the same rights except for voting and conversion rights (as described in more details below). Our ordinary shares are issued in registered form, and are issued when registered in our register of members (shareholders). Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

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

Conversion. Each Class B ordinary share, each Class C ordinary share or each Class D ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares, Class C ordinary shares or Class D ordinary shares under any circumstances.

Upon any transfer of Class B ordinary shares, Class C ordinary shares or Class D ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares, Class C ordinary shares or Class D ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares. In addition, any Class C ordinary shares shall be automatically and immediately converted into an equal number of Class A ordinary shares upon the direct or indirect sale or transfer of a majority of the voting securities of, or the direct or indirect sale or transfer of all or substantially all of the assets of, a holder of Class C ordinary shares to any person that is not an affiliate of such holder.

Voting Rights. In respect of matters requiring shareholders’ votes, on a show of hands, each shareholder is entitled to one vote for each ordinary share registered in such shareholder’s name on the register of members of the Company or, on a poll, each Class A ordinary share is entitled to one vote, each Class B ordinary share is entitled to ten votes, each Class C ordinary shares is entitled to one vote per share, except that we shall only proceed with the following matters with the written consent of the holders holding a majority of the issued and outstanding Class C ordinary shares or with the sanction of a special resolution passed at a separate meeting of the holders of the issued and outstanding Class C ordinary shares:

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

Each Class D ordinary share is entitled to 500 votes per share.

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

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect our corporate records (except for our memorandum and articles of association, our register of mortgages and charges and special resolutions of our shareholders) or as authorized by the board or by a special resolution of our shareholders.

C.Material Contracts

In February 2020, we entered into convertible note purchase agreements with a group of investors led by Goldman Sachs Asia Strategic Pte. Ltd. in an aggregate principal amount of US$200.0 million through a private placement to the investors. The convertible notes will mature in five years, bearing interest at the rate of 2% per annum from the issuance date which shall be payable semiannually in arrears in cash. At any time after the issuance, each note is convertible into Class A ordinary shares at the holder’s option at a conversion price of US$2 per share, or US$12 per ADS, subject to customary anti-dilution adjustments. Unless previously redeemed or converted, we shall redeem the note on the maturity date at 115% of the then outstanding principal amount plus all accrued but unpaid interest. In addition, if any portion of the outstanding principal amount of the notes has not been converted into our shares by the third anniversary of the note issuance date, the holders have the right to require us to redeem, in whole or in part, the outstanding principal amount of the note at 109% of the principal amount plus all accrued but unpaid interest.

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

In January 2021, we entered into a purchase agreement with a group of purchasers in relation to the sale and purchase of US$600 million aggregate principal amount of 0.00% convertible senior notes due 2026 of the Company, or the 2026 Convertible Notes. The 2026 Convertible Notes will mature on February 1, 2026, unless earlier repurchased, redeemed or converted in accordance with their terms prior to such date. The 2026 Convertible Notes are general and unsecured obligations of the Company. The Notes will be convertible into cash, the Company’s ADSs, or a combination of cash and ADSs, at the Company’s election. The conversion rate of the 2026 Convertible Notes is initially 18.3574 ADSs per US$1,000 principal amount of the 2026 Convertible Notes, subject to the adjustment upon the occurrence of certain events under the terms of the 2026 Convertible Notes. The Company may not redeem the 2026 Convertible Notes prior to February 6, 2024, unless certain changes in tax law or related events occur. The Company may redeem the 2026 Convertible Notes at its option on or after February 6, 2024 and on or prior to the 40th scheduled trading day immediately before the maturity date, subject to certain requirements, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid special interest, if any, to, but not including, the optional redemption date. Moreover, holders of the 2026 Convertible Notes have the right to require the Company to repurchase for cash all of their 2026 Convertible Notes, or any portion of the principal thereof, on February 1, 2024 or in the event of certain fundamental changes, subject to certain conditions, at a repurchase price or a fundamental change repurchase price, as the case may be, equal to 100% of the principal amount of the 2026 Convertible Notes to be repurchased, plus accrued and unpaid special interest, if any, to, but not including, the repurchase date or the fundamental change repurchase date, as the case may be.

In January 2022, we entered into an investment agreement with the funds managed by Blackstone Tactical Opportunities (NYSE: BX), or Blackstone, the world’s largest alternative investment firm, pursuant to which we issued USD-denominated convertible notes due 2027 in an aggregate principal amount of US$250.0 million at an interest rate of 2% per annum, or the 2027 Convertible Notes to the investors. The 2027 Convertible Notes will be convertible, at any time on and after the original issuance date, at the option of holders, into Class A ordinary shares of the Company at a conversion price of US$1.8333 per Class A ordinary share, or into ADSs at a conversion price of US$11.00 per ADS. The conversion prices are subject to adjustment under the terms of the 2027 Convertible Notes. The Company may effect a mandatory conversion at its election, if its ADSs achieve a price threshold of 200% of the conversion price for a specified period. Such 2027 Convertible Notes will bear an interest rate of 2.0% per annum and rank senior to any of the Issuer’s other indebtedness that is expressly subordinated in right of payment to the 2027 Convertible Notes. Unless the 2027 Convertible Notes have been duly redeemed or converted into Class A ordinary shares of the Company in full prior to the maturity date of the 2027 Convertible Notes, certain number of Series A-1 perpetual convertible preferred shares of the Company with a par value US$0.00001 per share will be issued as repayment of the 2027 Convertible Notes to upon maturity, pursuant to the calculation method set forth in the 2027 Convertible Notes. Moreover, subject to certain conditions, holders of the 2027 Convertible Notes have the right to require the Company to redeem, all of their 2027 Convertible Notes, or any portion of the principal thereof, during the redemption period set forth in the 2027 Convertible Notes.

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

Certain U.S. Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax considerations of the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder, as defined below, that holds our ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This summary is based on the tax laws of the United States as in effect on the date of this annual report on Form 20-F and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report on Form 20-F, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax considerations described below. No ruling has been sought from the United States Internal Revenue Service (the “IRS”) with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. This summary does not discuss all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual investment circumstances, including the application of estate and gift taxes, the alternative minimum tax, the Medicare contribution tax, special accounting rules under Section 451(b) of the Code, and tax consequences applicable to U.S. Holders subject to special tax rules (for example, banks, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes (and investors therein), tax-exempt entities (including private foundations), persons who acquired their ADSs or Class A ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation, persons who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), persons that hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, or persons that have a functional currency other than the U.S. dollar), all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any state, local, or non-U.S. tax considerations. Each potential investor is urged to consult its tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of an investment in our ADSs or Class A ordinary shares.

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

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, certain non-active royalties, rents, annuities, net gains from the sale or exchange of property producing such income and certain net foreign currency gains. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s unbooked intangibles are taken into account for determining the value of its assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Although the law in this regard is not entirely clear, we treat the variable interest entities as being owned by us for U.S. federal income tax purposes because we control their management decisions and we are entitled to substantially all of their economic benefits and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the variable interest entities for U.S. federal income tax purposes, we are significantly more likely to be treated as a PFIC for our taxable year ended December 31, 2022 and for subsequent taxable years.

Assuming that we are the owner of the variable interest entities for U.S. federal income tax purposes, and based on the market price of our ADSs and Class A ordinary shares, the value of our assets, and the composition of our assets and income, we believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2022.

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

Distributions

Subject to the PFIC discussion above, any distributions (including the amount of any PRC tax withheld, but not include certain pro rata distributions of Class A ordinary shares of ADSs) paid on our ADSs or Class A ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, generally will be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A ordinary shares, or by the depositary bank, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution paid will generally be treated as a “dividend” for U.S. federal income tax purposes.

Individuals and other non-corporate recipients of dividend income generally will be subject to tax on dividend income from a “qualified foreign corporation” at a rate applicable to the “qualified dividend income” rate rather than the marginal tax rates generally applicable to ordinary income, provided that certain holding period and other requirements are met. We will be considered to be a qualified foreign corporation with respect to any dividend we pay on our ADSs or Class A ordinary shares provided that (i) our ADSs or Class A ordinary shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of a comprehensive tax treaty with the United States that the Secretary of Treasury of the United States determines is satisfactory for this purpose and includes an exchange of information program, (ii) we are not treated as a PFIC for U.S. federal income tax purposes for the taxable year in which the dividend was paid or the preceding taxable year, and (iii) certain holding period requirements are met. For this purpose, ADSs listed on the Nasdaq Global Select Market generally will be considered to be readily tradable on an established securities market in the United States. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. U.S. Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

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

For U.S. foreign tax credit purposes, dividends paid on our ADSs or Class A ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid, if any, on our ADSs or Class A ordinary shares. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any nonrefundable foreign withholding taxes imposed on dividends received on our ADSs or Class A ordinary shares. However, recently issued U.S. Treasury regulations, which apply to foreign taxes paid or accrued in taxable years beginning on or after December 28, 2021, may in some circumstances prohibit a U.S. Holder from claiming a foreign tax credit with respect to certain foreign taxes that are not creditable under applicable tax treaties. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Class A Ordinary Shares

Subject to the PFIC discussion above, a U.S. Holder generally will recognize capital gain or loss upon the sale or other disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Class A ordinary shares. The gain or loss will generally be capital gain or loss. Any capital gain or loss will be long-term if the ADSs or Class A ordinary shares have been held for more than one year. An individual U.S. Holder or other non-corporate U.S. Holder who has held the ADS or Class A ordinary share for more than one year, will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that recognized by a U.S. Holder will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. However, in the event we are deemed to be a PRC “resident enterprise” under PRC tax law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or Class A ordinary shares, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat such gain as PRC source income. If a U.S. Holder is not eligible for the benefits of the United States-PRC income tax treaty or fails to make the election to treat any gain as foreign source, then such U.S. Holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or Class A Ordinary Shares unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). U.S. holders are urged to consult their tax advisors regarding the tax considerations if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

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

J.Annual Report to Security Holders

Not applicable.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expenses incurred in respect of borrowings, finance lease liabilities as well as interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. As of December 31, 2022, we had (i) long-term borrowings (current portions) with an aggregate outstanding balance of RMB484.0 million (US$70.2 million), and (ii) long-term borrowings (excluding current portions) with an aggregate outstanding balance of RMB3,049.9 million (US$442.2 million).

The long-term borrowings bore weighted-average interest rate of 5.11% per annum. A hypothetical one percentage point (100 basis-point) decrease in interest rates would have resulted in a decrease of approximately RMB40.8 million (US$5.9 million) in interest expense for the year ended December 31, 2022. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments and interest-bearing obligations carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income and interest expenses may fluctuate due to changes in market interest rates.

Foreign Exchange Risk

We earn most of our revenues and incur most of our expenses in Renminbi, and most of our sales and purchase contracts are denominated in Renminbi. We have not used any derivative financial instruments to hedge our exposure to foreign exchange risk. The Renminbi depreciated by 2.3% against the U.S. dollar in 2021 and then appreciated 9.2% in 2022. The Company intends to hold U.S. dollar-denominated financial assets and will convent to RMB according to the trend of exchange rate changes. As of December 31, 2022, we had total U.S. dollar-denominated cash and cash equivalents, restricted cash and short-term investments in the amount of US$101.5 million. A hypothetical 10% increase in the exchange rate of the U.S. dollar against the RMB would have resulted in an increase of RMB70.0 million (US$10.1 million) in the value of our U.S. dollar-denominated financial assets at December 31, 2022.

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

Inflation Risk

In the last three years, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2020, 2021 and 2022 were 2.5%, 0.9% and 2.0%, respectively. Although we have not been materially affected by inflation in the past, we cannot assure you that we will not be affected in the future by higher rates of inflation in China.

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

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

Fees and Other Payments Made by the Depositary to Us

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. For the year ended December 31, 2022, we received US$1,688,994.88 from the depositary as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program.

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

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

ITEM 15.CONTROLS AND PROCEDURES

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

Our management, with the participation of our chief executive officer and chief financial officer, conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, we used the criteria established within the Internal Control —Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this assessment, our management has concluded that, as of December 31, 2022, our internal control over financial reporting was effective.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, KPMG Huazhen LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2022 and has issued an attestation report set forth below.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors VNET Group, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited VNET Group, Inc. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet of the Company as of December 31, 2022, the related consolidated statements of operations, comprehensive loss, shareholders’ equity, and cash flows for the year then ended, and the related notes (collectively, the consolidated financial statements), and our report dated April 26, 2023 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

/s/KPMG Huazhen LLP

Beijing, China

April 26, 2023

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Sean Shao, an independent director (under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act) and a member of our audit committee, is an audit committee financial expert.

ITEM 16B.CODE OF ETHICS

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

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our independent registered public accounting firms for the periods indicated:

	For the Years Ended
	December 31,
	2021	2022

	(in US$ thousands)
Audit fees(1)	1,215	2,275
Audit-related fees(2)	600	—
Tax fees	98	81
Other fees(3)	27	240

Notes:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firms for the audit of our annual financial statements.
(2)	“Audit-related fees” means, for the year ended December 31, 2021, the aggregate fees billed for services provided in connection with issuance of comfort letters and review of financial statements.
(3)	“Other fees” means the aggregate fees billed for professional services provided in 2022 in connection with the acquisitions, compliance with the Sarbanes-Oxley Act and optimization of internal controls over financial reporting.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firms, including audit, audit-related and tax services as described above, prior to the commencement of such services.

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Ernst & Young Hua Ming LLP, or E&Y, was previously our independent registered public accounting firm. E&Y has served as the Company’s independent registered public accounting firm since 2010. On September 7, 2022, E&Y was dismissed and KPMG Huazhen LLP, or KPMG, was appointed as our independent registered public accounting firm. The decision to change our independent registered public accounting firm was approved by the audit committee of our board of directors.

E&Y has served as the Company’s independent registered public accounting firm since 2010. E&Y’s audit reports on the Company’s consolidated financial statements as of and for the years ended December 31, 2020 and 2021 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During each of the years ended December 31, 2020 and 2021, and the subsequent interim period through September 7, 2022, there were (i) no disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto) between the Company and E&Y on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of E&Y, would have caused E&Y to make reference to the subject matter of the disagreements in connection with its reports on the consolidated financial statements for such periods, and (ii) no reportable events (as defined in Item 16F(a)(1)(v) of Form 20-F).

During the two most recent fiscal years ended December 31, 2021, and in the subsequent interim period prior to the engagement of KPMG on September 7, 2022, neither we nor anyone acting on our behalf consulted with KPMG regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that KPMG concluded was an important factor considered by us in reaching a decision as to any accounting, audit or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of Form 20-F.

E&Y addressed a letter to the SEC stating that it concurs with the statements made by the Company with respect to E&Y. A copy of such letter was included in the Company's report on Form 6-K furnished with the SEC on September 7, 2022, which is hereby incorporated by reference as Exhibit 16.1 to this annual report on Form 20-F.

ITEM 16G.CORPORATE GOVERNANCE

Certain corporate governance practices in the Cayman Islands, which is our home country, are considerably different than the standards applied to U.S. domestic issuers. Nasdaq Stock Market Rules provide that foreign private issuers are exempt from certain corporate governance requirements of Nasdaq and may follow their home country practices, subject to certain exceptions and requirements to the extent that such exemptions would be contrary to U.S. federal securities laws and regulations. We currently follow our home country practice that: (i) does not require us to solicit proxy and hold meetings of our shareholders every year, (ii) does not restrict a company’s transactions with directors, requiring only that directors exercise a duty of care and owe certain fiduciary duties to the companies for which they serve, (iii) does not require us to obtain shareholder approval for issuing additional securities exceeding 20% of our outstanding ordinary shares, (iv) does not require us to seek shareholders’ approval for amending our share incentive plan, and (v) does not require each member of our compensation committee and nominating and corporate governance committee to satisfy the “independence” requirements of Rule 5605 of Nasdaq Stock Market Rules. In the future, we may rely on other exemptions provided by Nasdaq.

In accordance with NASDAQ Stock Market Rule 5250(d)(1), we will post this annual report on Form 20-F on our company website at https://ir. vnet.com/. In addition, we will provide hard copies of our annual report free of charge to shareholders and ADS holders upon request.

ITEM 16H.MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

On December 16, 2021, the Public Company Accounting Oversight Board, or the PCAOB, issued a report to notify the SEC its determinations that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and identified the registered public accounting firms that were subject to such determinations. Our former auditor was identified by the PCAOB and was subject to the determination. On May 26, 2022, we were conclusively identified by the SEC as a Commission-Identified Issuer under the Holdings Foreign Companies Accountable Act, or the HFCA Act, following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it was unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCA Act after we file this annual report.

As of the date of this annual report, (i) no ordinary shares of our company are held by governmental entities in mainland China, Hong Kong, British Virgin Islands or Cayman Islands in which we are incorporated; (ii) no governmental entities in the applicable foreign jurisdiction with respect to our independent registered public accounting firm have a controlling financial interest with respect to us; (iii) no member of the board of directors of our company or our variable interest entities is an official of the Chinese Communist Party; and (vi) our currently effective memorandum and articles of associate do not contain charter or the text of charter of the Chinese Communist Party.

ITEM 16J.INSIDER TRADING POLICIES

Not Applicable.

PART III

ITEM 17.FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.FINANCIAL STATEMENTS

The consolidated financial statements of VNET Group, Inc. and its subsidiaries and consolidated affiliated entities are included at the end of this annual report.

ITEM 19.EXHIBITS

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

2.5*	Description of securities

Exhibit Number	Description of Document

2.6

Indenture dated April 15, 2019 constituting US$300 million 7.875% Senior Notes due 2021 between the Registrant and Citicorp International Limited, as trustee (incorporated by reference to Exhibit 2.6 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 12, 2020)

2.7

Indenture dated January 26, 2021 constituting US$600 million 0.00% Convertible Senior Notes due 2026 between the Registrant and Citicorp International Limited, as trustee (incorporated by reference to Exhibit 2.7 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 28, 2021)

4.1

Form of Indemnification Agreement between the Registrant and its Directors (incorporated by reference to Exhibit 10.3 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.2

Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.4 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.3

English translation of Loan Agreement dated January 28, 2011, between 21Vianet Data Center Co., Ltd. (which is referred to as VNET Data Center Co., Ltd. in this annual report) and the shareholders of Beijing aBitCool Network Technology Co., Ltd. (which later changed its name to Beijing Yiyun Network Technology Co., Ltd.) (incorporated by reference to Exhibit 4.7 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 19, 2013)

4.4

English translation of Share Pledge Agreement dated February 23, 2011, among 21Vianet Data Center Co., Ltd. (which is referred to as VNET Data Center Co., Ltd. in this annual report), Beijing aBitCool Network Technology Co., Ltd. (which later changed its name to Beijing Yiyun Network Technology Co., Ltd.) and the shareholders of Beijing aBitCool Network Technology Co., Ltd. (which later changed its name to Beijing Yiyun Network Technology Co., Ltd.) (incorporated by reference to Exhibit 10.6 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.5

English translation of Form Irrevocable Power of Attorney, by the shareholders of Beijing aBitCool Network Technology Co., Ltd. (which later changed its name to Beijing Yiyun Network Technology Co., Ltd.) (incorporated by reference to Exhibit 10.7 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.6

English Translation of Power of Attorney dated September 30, 2010, by 21Vianet Data Center Co., Ltd. (which is referred to as VNET Data Center Co., Ltd. in this annual report) (incorporated by reference to Exhibit 10.8 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.7

Exclusive Technical Consulting and Services Agreement dated December 19, 2006, between 21Vianet Data Center Co., Ltd. (which is referred to as VNET Data Center Co., Ltd. in this annual report) and Beijing aBitCool Network Technology Co., Ltd. (which later changed its name to Beijing Yiyun Network Technology Co., Ltd.) (incorporated by reference to Exhibit 10.9 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.8

Optional Share Purchase Agreement dated December 19, 2006, among 21Vianet Data Center Co., Ltd. (which is referred to as VNET Data Center Co., Ltd. in this annual report), 21Vianet System Limited (which later changed its name to Beijing aBitCool Network Technology Co., Ltd. and then to Beijing Yiyun Network Technology Co., Ltd.), Beijing 21Vianet Broad Band Data Center Co., Ltd. (which is referred to as Beijing VNET Broad Band Data Center Co., Ltd. in this annual report) and the shareholders of Beijing aBitCool Network Technology Co., Ltd. (which later changed its name to Beijing Yiyun Network Technology Co., Ltd.) (incorporated by reference to Exhibit 10.10 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.9

Commitment Letter dated September 30, 2010, by AsiaCloud Inc. (which later changed its name to 21Vianet Group, Inc. and then to VNET Group, Inc.), 21Vianet Data Center Co., Ltd. (which is referred to as VNET Data

Exhibit Number	Description of Document

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

Exhibit Number	Description of Document

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

Exhibit Number	Description of Document

Investment Holdings Limited) and Marble Stone Holdings Limited (incorporated by reference to Exhibit 4.29 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 2, 2020)

4.32

Amendment to Restructuring Agreement dated January 15, 2020 by and among 21Vianet Group, Inc. (which later changed its name to VNET Group, Inc.), 21Vianet DRP Investment Holdings Limited (which later changed its name to VNET DRP Investment Holdings Limited) and Marble Stone Holdings Limited (incorporated by reference to Exhibit 4.30 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 2, 2020)

4.33

Share Subscription Agreement dated October 14, 2019 by and between 21Vianet Group, Inc. (which later changed its name to VNET Group, Inc.) and Personal Group Limited (incorporated by reference to Exhibit 4.31 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 2, 2020)

4.34

Form of Note Purchase Agreement by and between 21Vianet Group, Inc. (which later changed its name to VNET Group, Inc.) and a purchaser (incorporated by reference to Exhibit 99.2 from our Form 6-K (File No. 001-35126), initially furnished with the Commission on February 20, 2020)

4.35

English translation of Equity Pledge Agreement dated December 10, 2020, among Shanghai Edge Connect Technology Co., Ltd. and the shareholder of Shanghai Zhiyan Yunwei Technology Co., Ltd. (incorporated by reference to Exhibit 4.35 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 28, 2021)

4.36

English translation of Power of Attorney dated December 10, 2020, by the shareholder of Shanghai Zhiyan Yunwei Technology Co., Ltd. (incorporated by reference to Exhibit 4.36 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 28, 2021)

4.37

English translation of Exclusive Technical Consulting and Service Agreement dated December 10, 2020, between Shanghai Edge Connect Technology Co., Ltd. and Shanghai Zhiyan Yunwei Technology Co., Ltd. (incorporated by reference to Exhibit 4.37 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 28, 2021)

4.38

English translation of Exclusive Call Option Agreement dated December 10, 2020, among Shanghai Edge Connect Technology Co., Ltd., Shanghai Zhiyan Yunwei Technology Co., Ltd. and its shareholder (incorporated by reference to Exhibit 4.38 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 28, 2021)

4.39

English translation of Letter of Undertaking dated December 10, 2020, by Shanghai Zhiyan Yunwei Technology Co., Ltd. and its shareholder (incorporated by reference to Exhibit 4.39 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 28, 2021)

4.40

English translation of Letter of Undertaking dated December 10, 2020, by Shanghai Edge Connect Technology Co., Ltd. (incorporated by reference to Exhibit 4.40 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 28, 2021)

4.41

English translation of Supplementary Exclusive Technical Consulting and Service Agreement dated December 10, 2020, among Shanghai Edge Connect Technology Co., Ltd., Shanghai Zhiyan Yunwei Technology Co., Ltd. and its shareholder (incorporated by reference to Exhibit 4.41 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 28, 2021)

4.42

English translation of Share Repurchase Agreement dated March 23, 2021, between 21Vianet Group, Inc. (which later changed its name to VNET Group, Inc.) and Tuspark Innovation Venture Limited (incorporated by reference to Exhibit 4.42 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 28, 2021)

4.43

Investment Agreement dated January 28, 2022 by and among VNET Group, Inc. and Vector Holdco Pte. Ltd., BTO Vector Fund FD (CYM) L.P. and Blackstone Tactical Opportunities Fund - FD L.P. (incorporated by reference to

Exhibit Number	Description of Document

Exhibit 99.2 from our Form 6-K (File No. 001-35126), initially furnished with the Commission on January 31, 2022)

8.1*	List of Subsidiaries and Principal Consolidated Affiliated Entities

11.1

Code of Business Conduct and Ethics of Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young Hua Ming LLP, Independent Registered Public Accounting Firm

15.2*	Consent of KPMG Huazhen LLP, Independent Registered Public Accounting Firm

15.3*	Consent of Han Kun Law Offices

16.1	Letter of Ernst & Young Hua Ming LLP to the Commission (incorporated herein by reference to Exhibit 99.2 on Form 6-K furnished to the Commission on September 7, 2022)

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed with this Annual Report on Form 20-F.
**	Furnished with Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VNET Group, Inc.

By:	/s/ Sheng Chen
	Name:	Sheng Chen
	Title:	Executive Chairman of Board of Directors

Date:April 26, 2023

VNET GROUP, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
VNET Group, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of VNET Group, Inc. and subsidiaries (the Company) as of December 31, 2022, the related consolidated statements of operations, comprehensive loss, shareholders’ equity, and cash flows for the year then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the result of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 26, 2023 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of goodwill for a reporting unit

As discussed in Notes 2(o) and 11 to the consolidated financial statements, the Company has RMB1,364,191 thousand of goodwill as of December 31, 2022. The Company performs goodwill impairment testing at the reporting unit level at least annually and more frequently upon the occurrence of certain events.

We identified the valuation of goodwill for a reporting unit as a critical audit matter. Subjective and challenging auditor judgment was required to evaluate the revenue growth rates used in the Company’s estimate of the fair value of the reporting unit. In addition, specialized skills and knowledge were required to evaluate the discount rate used in such estimate.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of the internal control related to the Company’s determination of forecasted revenue growth rates and discount rate used in the Company’s estimate of the fair value of the reporting unit. We evaluated the Company’s forecasted revenue growth rates by comparing them to industry and peer company forecasted revenue growth rates. We also assessed the Company’s forecasted revenue growth rates by comparing them to historical experience and to underlying business strategies. We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the discount rate by comparing it to a discount rate range that was independently developed using publicly available market data for comparable entities.

/s/KPMG Huazhen LLP

We have served as the Company’s auditor since 2022.

Beijing, China
April 26, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of VNET Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of VNET Group, Inc. (the “Company”) as of December 31, 2021, the related consolidated statements of operations, comprehensive (loss) income, cash flows and shareholders’ equity for each of the two years in the period ended December 31, 2021 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

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

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor from 2010 to 2022.

Shanghai, the People’s Republic of China

April 26, 2022

VNET GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

		As of December 31,
	Notes	2021	2022
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		1,372,481	2,661,321	385,855
Restricted cash		327,767	327,673	47,508
Accounts and notes receivable (net of allowance for doubtful debt of RMB99,620 and RMB134,569 (US$19,511) as of December 31, 2021 and 2022, respectively)	5	1,405,997	1,763,693	255,711
Prepaid expenses and other current assets	7	2,049,911	2,147,500	311,361
Amounts due from related parties	25	167,967	152,089	22,051
Total current assets		5,324,123	7,052,276	1,022,486

Non-current assets:
Property and equipment, net	8	10,092,419	11,964,498	1,734,689
Intangible assets, net	9	900,335	1,497,131	217,064
Land use rights, net	10	337,235	576,020	83,515
Operating lease right-of-use assets, net	16	2,869,338	3,503,925	508,021
Goodwill	11	1,339,657	1,364,191	197,789
Restricted cash		8,225	500	72
Deferred tax assets, net	24	168,002	196,098	28,432
Long-term investments, net	12	98,243	242,194	35,115
Other non-current assets	13	1,957,462	551,572	79,970
Total non-current assets		17,770,916	19,896,129	2,884,667
Total assets		23,095,039	26,948,405	3,907,153

The accompanying notes are an integral part of these consolidated financial statements

VNET GROUP, INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of RMB and US$)

		As of December 31,
	Notes	2021	2022
		RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and notes payable (including accounts and notes payable of the Consolidated VIEs without recourse to the primary beneficiaries of RMB352,478 and RMB483,030 (US$70,033) as of December 31, 2021 and 2022, respectively)		493,506	713,628	103,466
Accrued expenses and other payables (including accrued expenses and other payables of the Consolidated VIEs without recourse to the primary beneficiaries of RMB1,342,886 and RMB1,488,031 (US$215,742) as of December 31, 2021 and 2022, respectively)	15	2,298,089	2,410,479	349,487
Advances from customers (including advances from customers of the Consolidated VIEs without recourse to the primary beneficiaries of RMB1,041,902 and RMB1,157,963 (US$167,889) as of December 31, 2021 and 2022, respectively)		1,041,902	1,157,963	167,889
Deferred revenue (including deferred revenue of the Consolidated VIEs without recourse to the primary beneficiaries of RMB49,055 and RMB84,775 (US$12,291) as of December 31, 2021 and 2022, respectively)		55,695	95,078	13,785
Income taxes payable (including income taxes payable of the Consolidated VIEs without recourse to the primary beneficiaries of RMB20,972 and RMB25,188 (US$3,652) as of December 31, 2021 and 2022, respectively)		43,770	42,017	6,092
Amounts due to related parties (including amounts due to related parties of the Consolidated VIEs without recourse to the primary beneficiaries of RMB8,007 and RMB6,928 (US$1,004) as of December 31, 2021 and 2022, respectively)	25	8,772	6,928	1,004
Current portion of long-term borrowings (including current portion of long-term borrowings of the Consolidated VIEs without recourse to the primary beneficiaries of RMB350,609 and RMB417,442 (US$60,523) as of December 31, 2021 and 2022, respectively)	14	384,158	484,020	70,176
Current portion of finance lease liabilities (including current portion of finance lease liabilities of the Consolidated VIEs without recourse to the primary beneficiaries of RMB200,961 and RMB165,221 (US$23,955) as of December 31, 2021 and 2022, respectively)	16	244,032	206,260	29,905
Current portion of deferred government grants (including current portion of deferred government grants of the Consolidated VIEs without recourse to the primary beneficiaries of RMB2,074 and RMB3,646 (US$529) as of December 31, 2021 and 2022, respectively)	20	2,074	3,646	529
Current portion of operating lease liabilities (including current portion of operating lease liabilities of the Consolidated VIEs without recourse to the primary beneficiaries of RMB579,391 and RMB655,663 (US$95,062) as of December 31, 2021 and 2022, respectively)	16	607,997	674,288	97,763
Convertible promissory notes	19	—	537,778	77,970
Total current liabilities		5,179,995	6,332,085	918,066

The accompanying notes are an integral part of these consolidated financial statements

VNET GROUP, INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of RMB and US$)

		As of December 31,
	Notes	2021	2022
		RMB	RMB	US$
Non-current liabilities:
Long-term borrowings (including long-term borrowings of the Consolidated VIEs without recourse to the primary beneficiaries of RMB1,480,709 and RMB1,861,545 (US$269,899) as of December 31, 2021 and 2022, respectively)	14	2,215,015	3,049,856	442,188
Convertible promissory notes	19	4,266,951	5,859,259	849,513
Non-current portion of finance lease liabilities (including non-current portion of finance lease liabilities of the Consolidated VIEs without recourse to the primary beneficiaries of RMB704,255 and RMB615,309 (US$89,211) as of December 31, 2021 and 2022, respectively)	16	1,119,751	1,047,640	151,894
Unrecognized tax benefits (including unrecognized tax benefits of the Consolidated VIEs without recourse to the primary beneficiaries of RMB77,192 and RMB86,799 (US$12,585) as of December 31, 2021 and 2022, respectively)	24	77,573	87,174	12,639
Deferred tax liabilities (including deferred tax liabilities of the Consolidated VIEs without recourse to the primary beneficiaries of RMB132,370 and RMB149,475 (US$21,672) as of December 31, 2021 and 2022, respectively)	24	348,404	682,580	98,965
Deferred government grants (including deferred government grants of the Consolidated VIEs without recourse to the primary beneficiaries of RMB2,294 and RMB2,726 (US$395) as of December 31, 2021 and 2022, respectively)	20	2,294	2,672	387
Non-current portion of operating lease liabilities (including non-current portion of operating lease liabilities of the Consolidated VIEs without resource to the primary beneficiaries of RMB2,114,309 and RMB2,872,323 (US$416,448) as of December 31, 2021 and 2022, respectively)	16	2,284,055	2,905,283	421,226
Total non-current liabilities		10,314,043	13,634,464	1,976,812
Total liabilities		15,494,038	19,966,549	2,894,878
Commitments and contingencies	30

The accompanying notes are an integral part of these consolidated financial statements

VNET GROUP, INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

		As of December 31,
	Notes	2021	2022
		RMB	RMB	US$
Shareholders’ equity:
Class A Ordinary shares (par value of US$0.00001 per share; 1,199,790,000 and 1,199,490,000 shares authorized; 859,932,323 and 859,932,323 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	28	56	56	8
Class B Ordinary Shares (par value of US$0.00001 per share; 300,000,000 and 300,000,000 shares authorized; 30,721,723 and 30,721,723 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	28	4	4	1
Class C Ordinary Shares (par value of US$0.00001 per share; 60,000 and 60,000 shares authorized; 60,000 and 60,000 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	28	—	—	—
Additional paid-in capital		15,198,055	15,239,926	2,209,582
Accumulated other comprehensive (loss) income	21	(90,443)	11,022	1,598
Statutory reserves		74,462	77,996	11,309
Accumulated deficit		(7,590,382)	(8,369,868)	(1,213,517)
Treasury stock		(349,523)	(349,523)	(50,676)
Total VNET Group, Inc. shareholders’ equity		7,242,229	6,609,613	958,305
Noncontrolling interest		358,772	372,243	53,970
Total shareholders’ equity		7,601,001	6,981,856	1,012,275
Total liabilities and shareholders’ equity		23,095,039	26,948,405	3,907,153

The accompanying notes are an integral part of these consolidated financial statements

VNET GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

		For the years ended December 31,
	Notes	2020	2021	2022
		RMB	RMB	RMB	US$
Net revenues
Hosting and related services		4,829,019	6,189,801	7,065,232	1,024,362

Cost of revenues
Hosting and related services		(3,753,008)	(4,751,771)	(5,706,976)	(827,434)
Gross profit		1,076,011	1,438,030	1,358,256	196,928

Operating income (expenses)
Operating income		7,619	—	60,013	8,701
Sales and marketing expenses		(235,012)	(255,400)	(311,917)	(45,224)
Research and development expenses		(112,891)	(188,489)	(306,842)	(44,488)
General and administrative expenses		(535,111)	(842,354)	(642,945)	(93,218)
Allowance for doubtful debt		(2,393)	(18,399)	(35,409)	(5,134)
Impairment of loan receivable to potential investee		—	(2,807)	—	—
Impairment of long-lived assets		(81,619)	(109,267)	—	—
Total operating expenses		(959,407)	(1,416,716)	(1,237,100)	(179,363)

Operating profit		116,604	21,314	121,156	17,565

Interest income		31,711	31,897	31,574	4,578
Interest expense		(380,609)	(334,950)	(273,305)	(39,626)
Other income		16,539	33,923	17,328	2,512
Other expenses		(36,912)	(22,700)	(26,599)	(3,856)
Changes in the fair value of convertible promissory notes		(2,544,220)	829,149	22,626	3,280
Impairment of long-term investment		(13,030)	(3,495)	—	—
Foreign exchange gain (loss), net		228,125	110,036	(523,235)	(75,862)

(Loss) income before income taxes and gain (loss) from equity method investments		(2,581,792)	665,174	(630,455)	(91,409)

Income tax expenses	24	(109,336)	(111,407)	(133,464)	(19,350)
Gain (loss) from equity method investments		10,869	(38,666)	1,925	279

Net (loss) income		(2,680,259)	515,101	(761,994)	(110,480)

Net profit attributable to noncontrolling interest		(29,088)	(15,003)	(13,958)	(2,024)

Net (loss) income attributable to the VNET Group, Inc.		(2,709,347)	500,098	(775,952)	(112,504)
(Loss) earning per share:
Basic	27	RMB(4.47)	RMB0.57	RMB(0.87)	USD(0.13)
Diluted	27	RMB(4.47)	RMB(0.36)	RMB(0.87)	USD(0.13)

Shares used in (loss) earning per share computation:
Basic	27	716,888,919	865,352,554	886,817,620	886,817,620
Diluted	27	716,888,919	911,591,433	886,817,620	886,817,620

The accompanying notes are an integral part of these consolidated financial statement

VNET GROUP, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(Amounts in thousands of RMB and US$)

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Net (loss) income	(2,680,259)	515,101	(761,994)	(110,480)
Other comprehensive (loss) income, net of tax of nil
Foreign currency translation adjustments, net of tax of nil	(133,439)	(34,908)	101,465	14,711
Other comprehensive (loss) income, net of tax of nil	(133,439)	(34,908)	101,465	14,711
Comprehensive (loss) income	(2,813,698)	480,193	(660,529)	(95,769)
Comprehensive income attributable to noncontrolling interest	(29,088)	(15,003)	(13,958)	(2,024)
Comprehensive (loss) income attributable to VNET Group, Inc.	(2,842,786)	465,190	(674,487)	(97,793)

The accompanying notes are an integral part of these consolidated financial statements

VNET GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	(2,680,259)	515,101	(761,994)	(110,480)
Adjustments to reconcile net (loss) income to net cash generated from operating activities:
Foreign exchange (gain) loss, net	(228,125)	(110,036)	523,235	75,862
Depreciation and amortization	988,983	1,267,578	1,595,942	231,390
Loss on disposal of property and equipment and intangible assets	6,032	6,339	15,592	2,261
Allowance for doubtful debt	2,393	18,399	35,409	5,134
Allowance for other receivables	—	—	15,000	2,175
Share-based compensation expense	136,804	320,010	118,170	17,133
Impairment of loan receivable to potential investee	—	2,807	—	—
Deferred income tax (benefits) expenses	(22,508)	325	17,887	2,593
(Gain) loss from equity method investments	(10,869)	38,666	(1,925)	(279)
Distribution received from an equity method investment	17,723	—	15,232	2,208
Gain from disposal of equity investments without readily determinable fair value	(257)	—	—	—
Gain from disposal of subsidiaries	—	(17,153)	(1,388)	(201)
Impairment of long-lived assets	81,619	109,267	—	—
Impairment of long-term investment	13,030	3,495	—	—
Lease expense	375,112	557,865	508,818	73,772
Changes in the fair value of convertible promissory notes	2,544,220	(829,149)	(22,626)	(3,280)
Changes in operating assets and liabilities, net of effects of acquisitions and disposals:
Accounts and notes receivable	(171,608)	(533,323)	(381,194)	(55,268)
Prepaid expenses and other current assets	(117,110)	73,639	621,973	90,177
Amounts due from related parties	37,468	(17,502)	(6,997)	(1,014)
Accounts and notes payables	(13,741)	195,728	220,129	31,916
Unrecognized tax benefits	66,253	8,877	9,601	1,392
Accrued expenses and other payables	91,123	315,989	226,893	32,896
Deferred revenue	5,620	(7,550)	39,383	5,710
Advances from customers	(27,098)	307	116,061	16,827
Income taxes payable	(19,004)	14,742	(1,753)	(254)
Deferred government grants	—	93	5,000	725
Amounts due to related parties	(5,605)	7,431	(992)	(144)
Operating lease liabilities	(355,953)	(554,023)	(465,242)	(67,454)
Net cash generated from operating activities	714,243	1,387,922	2,440,214	353,797

The accompanying notes are an integral part of these consolidated financial statements

VNET GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of RMB and US$)

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(2,473,332)	(2,691,928)	(2,995,608)	(434,322)
Purchases of intangible assets	(30,091)	(42,285)	(57,295)	(8,307)
Purchases of land use rights	—	(91,744)	(47,704)	(6,916)
Proceeds from disposal of property and equipment	1,777	10,220	6,132	889
Proceeds from disposal of land use right	9,397	—	—	—
Proceed from disposal of subsidiaries, net	5,802	—	300	43
Payments for short-term investments	(328,182)	(64,605)	—	—
Payment of loan to third parties	(12,562)	(16,474)	(217,586)	(31,547)
Payment of loans to related parties	(62,531)	(75,872)	(500)	(72)
Receipt of loans to third parties	30,000	17,010	5,000	725
Proceeds received from maturity of short-term investments	397,575	347,520	—	—
Proceeds from disposal of long-term investments	1,923	120	—	—
Payments for long-term investments	—	(5,000)	(213,000)	(30,882)
Prepayments and deposits for acquiring data center	(1,302,601)	(679,941)	(36,000)	(5,220)
Collection of deposit for acquiring data center	106,436	30,000	—	—
Payments for acquisitions, net of cash acquired	(369,924)	(509,634)	(2,991)	(434)
Cash receipt from related parties due to restructuring	140,738	—	—	—
Payment for other investment activities	(3,599)	—	—	—
Net cash used in investing activities	(3,889,174)	(3,772,613)	(3,559,252)	(516,043)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of stock options	3,029	472	—	—
Proceeds from issuance of ordinary shares	2,680,421	(131)	—	—
Proceeds from issuance of Series A perpetual convertible preferred shares	1,058,325	—	—	—
Payment of issuance cost of Series A perpetual convertible preferred shares	(9,374)	—	—	—
Proceeds from issuance of 2025 Convertible Notes, net of issuance cost	1,387,781	—	—	—
Proceeds from issuance of 2027 Convertible Notes, net of issuance cost (Note 19)	—	—	1,592,627	230,910
Repurchase and repayment of 2020 Notes (Note 17)	(915,543)	—	—	—
Proceeds from issuance of 2026 Convertible Notes, net of issuance cost	—	3,790,396	—	—
Proceeds from long-term bank borrowings	594,619	1,628,438	1,099,893	159,469
Proceeds from short-term bank borrowings	34,000	—	—	—
Proceeds from other long-term borrowings	374,448	220,000	282,000	40,886
Repayment of long-term bank borrowings	(33,000)	(179,455)	(238,305)	(34,551)
Repayment of short-term bank borrowings	(234,500)	(34,000)	—	—
Repayment and deposits for other long-term borrowings	(125,825)	(175,123)	(207,089)	(30,025)
Payments for purchase of property and equipment through finance leases	(376,232)	(579,660)	(231,046)	(33,498)
Repayment of loan from third parties	(169,325)	(66,884)	—	—
Contribution from noncontrolling interest in subsidiaries	24,903	11,223	—	—
Payments for share repurchase and cancellation (Note 28)	(130,472)	(1,701,807)	—	—
Repayment of notes payable	—	(1,945,620)	—	—
Profit distribution to noncontrolling interest	—	(272)	—	—
Net cash generated from financing activities	4,163,255	967,577	2,298,080	333,191
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(229,064)	9,150	101,979	14,785
Net increase (decrease) in cash and cash equivalents and restricted cash	759,260	(1,407,964)	1,281,021	185,730
Cash and cash equivalents and restricted cash at beginning of year	2,357,177	3,116,437	1,708,473	247,705
Cash and cash equivalents and restricted cash at end of year	3,116,437	1,708,473	2,989,494	433,435

Reconciliation of cash and cash equivalents and restricted cash to the consolidated balance sheets
Cash and cash equivalents	2,710,349	1,372,481	2,661,321	385,855
Restricted cash-current	270,450	327,767	327,673	47,508
Restricted cash-non-current	135,638	8,225	500	72
Total cash and cash equivalents and restricted cash	3,116,437	1,708,473	2,989,494	433,435

The accompanying notes are an integral part of these consolidated financial statements

VNET GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of RMB and US$)

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Supplemental disclosures of cash flow information:
Income taxes paid	(102,330)	(82,995)	(159,784)	(23,167)
Interest paid	(284,270)	(259,765)	(222,411)	(32,247)
Interest received	37,817	30,121	31,758	4,604

Supplemental disclosures of non-cash activities:
Right-of-use assets obtained in exchange for new operating lease liabilities	479,022	2,080,748	944,148	136,889
Purchase of property and equipment through finance leases	217,190	284,007	144,455	20,944
Purchase of property and equipment included in accrued expenses and other payables	591,187	321,140	457,282	66,300
Purchase of intangible assets included in accrued expenses and other payables	3,515	3,910	4,768	691

The accompanying notes are an integral part of these consolidated financial statements

VNET GROUP, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands of RMB and US$, except for number of shares)

						Series A				Total
						perpetual	Accumulated			VNET
		Number of			Additional	convertible	other			Group, Inc.		Total
		ordinary	Treasury	Ordinary	paid-in	preferred	comprehensive	Statutory	Accumulated	shareholders’	Noncontrolling	shareholders’
	Notes	shares	Stock	shares	capital	shareholders	income (loss)	reserves	deficit	equity	interest	equity
Balance as of January 1, 2020		679,963,488	(349,523)	46	9,202,567	—	77,904	60,469	(4,038,390)	4,953,073	278,555	5,231,628
Consolidated net loss		—	—	—	—	—	—	—	(2,709,347)	(2,709,347)	29,088	(2,680,259)
Contribution by noncontrolling interest		—	—	—	—	—	—	—	—	—	24,903	24,903
Cumulative adjustment for changes in accounting policy		—	—	—	—	—	—	—	(2,740)	(2,740)	—	(2,740)
Issuance of new shares		118,754,028	—	8	2,680,283	—	—	—	—	2,680,291	—	2,680,291
Issuance of perpetual convertible preferred shares		—	—	—	—	1,047,468	—	—	—	1,047,468	—	1,047,468
Deemed distribution to perpetual convertible preferred shares		—	—	—	470,643	—	—	—	(470,643)	—	—	—
Foreign exchange difference		—	—	—	—	—	(133,439)	—	—	(133,439)	—	(133,439)
Cancellation of shares issued in prior years		(104,304)	—	—	—	—	—	—	—	—	—	—
Conversion of convertible promissory notes		23,710,140	—	2	717,606	—	—	—	—	717,606	—	717,606
Shares repurchase		(4,363,639)	—	—	(130,650)	—	—	—	—	(130,650)	—	(130,650)
Share-based compensation	23	—	—	—	139,641	—	—	—	—	139,641	—	139,641
Appropriation of statutory reserves		—	—	—	—	—	—	13,993	(13,993)	—	—	—
Share options exercised	23	459,168	—	—	3,029	—	—	—	—	3,029	—	3,029
Restricted share units vested		2,603,430	—	—	—	—	—	—	—	—	—	—
Settlement of share options and restricted share units with shares held by depository bank		(3,062,598)	—	—	—	—	—	—	—	—	—	—
Balance as of December 31, 2020		817,959,713	(349,523)	56	13,083,119	1,047,468	(55,535)	74,462	(7,235,113)	6,564,934	332,546	6,897,480

The accompanying notes are an integral part of these consolidated financial statement

VNET GROUP, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares)

						Series A				Total
						perpetual	Accumulated			VNET
		Number of			Additional	convertible	other			Group, Inc.		Total
		ordinary	Treasury	Ordinary	paid-in	preferred	comprehensive	Statutory	Accumulated	shareholders’	Noncontrolling	shareholders’
	Notes	shares	Stock	shares	capital	shareholders	loss	reserves	deficit	equity	interest	equity
Balance as of January 1, 2021		817,959,713	(349,523)	56	13,083,119	1,047,468	(55,535)	74,462	(7,235,113)	6,564,934	332,546	6,897,480
Consolidated net income		—	—	—	—	—	—	—	500,098	500,098	15,003	515,101
Contribution by noncontrolling interest		—	—	—	—	—	—	—	—	—	11,223	11,223
Conversion of perpetual convertible preferred shares and cumulative dividend		54,507,816	—	3	1,076,208	(1,047,468)	(106)	—	(28,637)	—	—	—
Foreign exchange difference		—	—	—	—	—	(22,773)	—	—	(22,773)	—	(22,773)
Conversion of convertible promissory notes		42,401,010	—	3	1,639,803	—	—	—	—	1,639,806	—	1,639,806
Shares repurchase		(48,634,493)	—	(3)	(866,400)	—	(12,029)	—	(826,458)	(1,704,890)	—	(1,704,890)
Share-based compensation	23	—	—	—	264,854	—	—	—	—	264,854	—	264,854
Issuance of new shares for share option exercise and restricted share units vested	28	16,680,000	—	1	(1)	—	—	—	—	—	—	—
Share issued to depositary bank		7,800,000	—	—	—	—	—	—	—	—	—	—
Appropriation of dividend		—	—	—	—	—	—	—	(272)	(272)	—	(272)
Share options exercised	23	86,862	—	—	472	—	—	—	—	472	—	472
Restricted share units vested		5,929,122	—	—	—	—	—	—	—	—	—	—
Settlement of share options and restricted share units with shares held by depository bank		(6,015,984)	—	—	—	—	—	—	—	—	—	—
Balance as of December 31, 2021		890,714,046	(349,523)	60	15,198,055	—	(90,443)	74,462	(7,590,382)	7,242,229	358,772	7,601,001

The accompanying notes are an integral part of these consolidated financial statement

VNET GROUP, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares)

									Total
						Accumulated			VNET
		Number of			Additional	other			Group, Inc.		Total
		ordinary	Treasury	Ordinary	paid-in	comprehensive	Statutory	Accumulated	shareholders’	Noncontrolling	shareholders’
	Notes	shares	Stock	shares	capital	(loss) income	reserves	deficit	equity	interest	equity
Balance as of January 1, 2022		890,714,046	(349,523)	60	15,198,055	(90,443)	74,462	(7,590,382)	7,242,229	358,772	7,601,001
Consolidated net loss		—	—	—	—	—	—	(775,952)	(775,952)	13,958	(761,994)
Foreign exchange difference		—	—	—	—	101,465	—	—	101,465	—	101,465
Disposal of noncontrolling interest		—	—	—	—	—	—	—	—	(487)	(487)
Share-based compensation	23	—	—	—	41,871	—	—	—	41,871	—	41,871
Appropriation of statutory reserves		—	—	—	—	—	3,534	(3,534)	—	—	—
Share options exercised	23	2,802	—	—	—	—	—	—	—	—	—
Restricted share units vested		5,666,844	—	—	—	—	—	—	—	—	—
Settlement of share options and restricted share units with shares held by depository bank		(5,669,646)	—	—	—	—	—	—	—	—	—
Balance as of December 31, 2022		890,714,046	(349,523)	60	15,239,926	11,022	77,996	(8,369,868)	6,609,613	372,243	6,981,856
Balance as of December 31, 2022 US$		890,714,046	(50,676)	9	2,209,582	1,598	11,309	(1,213,517)	958,305	53,970	1,012,275

The accompanying notes are an integral part of these consolidated financial statements

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, unless otherwise stated)

1.    ORGANIZATION

VNET Group, Inc. (the “Company”) was incorporated under the laws of the Cayman Islands on October 16, 2009 and its principal activity is investment holding. On October 8, 2021, 21Vianet Group, Inc. changed its name to VNET Group, Inc. to promote brand awareness. The Company through its consolidated subsidiaries and variable interest entities (the “VIEs”) are principally engaged in the provision of hosting and related services. The Company, and where appropriate, the term “Company” also refers to its consolidated subsidiaries and VIEs as a whole.

(a)	As of December 31, 2022, the significant subsidiaries of the Company and significant consolidated variable interest entities are as follows:

Entity	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct ownership by the Company	Principal activities

Subsidiaries:
VNET Group Limited (“VNET HK”)	May 25, 2007	Hong Kong	100%	Investment holding
VNET Data Center Co., Ltd. (“VNET China”) (1)	June 12, 2000	PRC	100%	Provision of technical and consultation services and rental of long-lived assets
VNET (Foshan) Technology Co., Ltd. (“FS Technology”) (1)	December 20, 2011	PRC	100%	Trading of network equipment, provision of technical and internet data center services
VNET Anhui Suzhou Technology Co., Ltd. (“SZ Technology”) (1)	November 16, 2011	PRC	100%	Trading of network equipment
VNET Hangzhou Information Technology Co., Ltd. (“HZ Technology”) (1)	March 4, 2013	PRC	100%	Provision of internet data center services
iJoy Holding Limited (“iJoy BVI”)	April 30, 2013	British Virgin Islands	100%	Investment holding
VNET Mobile Limited (“VNET Mobile”)	April 30, 2013	Hong Kong	100%	Investment holding and provision of telecommunication services
WiFire Group Inc. (“WiFire Group”)	March 7, 2014	British Virgin Islands	100%	Investment holding
Joytone Infotech Co., Ltd. (“SZ Zhuoaiyi”) (1)	April 30, 2013	PRC	100%	Provision of technical and consultation services
VNET Ventures Limited (“Ventures”)	March 6, 2014	Hong Kong	100%	Investment holding
Abitcool (China) Broadband Inc. (“aBitCool DG”) (1)	June 13, 2014	PRC	100%	Dormant company
Diyixian.com Limited (“DYX”)	August 10, 2014	Hong Kong	100%	Provision of virtual private network services
VNET Zhuhai Financial Leasing Co., Ltd. (“Zhuhai Financial Leasing”) (1)	April 9, 2015	PRC	100%	Provision of finance leasing business services
VNET DRP Investment Holdings Limited (“DRP investment”)	January 13, 2017	Hong Kong	100%	Investment holding
Shihua DC Investment Holdings Limited (“Shihua Investment”)	March 14, 2017	Cayman Islands	51%	Investment holding
VNET (Xi’an) Technology Co., Ltd. (“Xi’an Tech”) (1)	July 5, 2012	PRC	51%	Provision of technical and internet data center services
Foshan Zhuoyi Intelligence Data Co., Ltd. (“FS Zhuoyi”) (1)	July 7, 2016	PRC	51%	Provision of internet data center services
Beijing Hongyuan Network Technology Co., Ltd. (“BJ Hongyuan”) (1)	December 8, 2014	PRC	51%	Provision of internet data center services
Dermot Holdings Limited (“Dermot BVI”) (3)	August 10, 2014	British Virgin Islands	100%	Investment holding
Shihua DC Investment Holdings 2 Limited (“Shihua Holdings 2”) (4)	August 20, 2019	Cayman Islands	100%	Investment holding
Shanghai Waigaoqiao Free Trade Zone Gaogang Technology Co., Ltd. (“Waigaoqiao Technology”) (1)/(4)	August 20, 2019	PRC	100%	Provision of internet data center services
Shanghai Edge Connect Technology Co., Ltd. (“SH Edge Connect”) (1)	November 3, 2020	PRC	100%	Provision of technical and internet data center services
Beijing Jianghe Cloud Technology Co., Ltd. (“BJ JHC”) (1)/(8)	November 17, 2020	PRC	100%	Provision of internet data center services
Beijing Shuntou Green Energy Data Technology Co., Ltd. (“BJ ST”) (1)/(8)	November 17, 2020	PRC	100%	Provision of internet data center services
Jiwa Senlin (Beijing) Engineering Co., Ltd.(“Jiwa Engineering BJ”) (1)	April 8, 2021	PRC	100%	Provision of internet data center services
Beijing TenxCloud Technology Co., Ltd. (“BJ TenxCloud”) (1)/(9)	July 15, 2021	PRC	100%	Provision of digitalization solution services
Zhongke Zijing Technology Co., Ltd. (“Zhongke Zijing”) (1)/(10)	August 16, 2021	PRC	100%	Provision of technical and consultation services
Gu’an Junhui Network Technology Co., Ltd. (“Gu’an Junhui”) (1)/(10)	August 16, 2021	PRC	100%	Provision of internet data center services
Beijing Jianghe Shuzhi Technology Co., Ltd.(“BJ Jianghe Shuzhi”) (1)/(13)	August 1, 2022	PRC	100%	Provision of internet data center services
Jianghe Chuangke (Beijing) Technology Co., Ltd.(“Jianghe Chuangke”)(1)/(13)	August 1, 2022	PRC	100%	Provision of internet data center services
Beijing Jianghe Cloud Industrial Internet Technology Co., Ltd.(“Jianghe Industrial”)(1)/(13)	August 1, 2022	PRC	100%	Provision of internet data center services
Beijing Xunneng Digital Industry Empowerment Center Co., Ltd.(“BJ Xunneng”)(1)/(13)	August 1, 2022	PRC	100%	Provision of internet data center services

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

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

1.    ORGANIZATION (CONTINUED)

Entity	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct ownership by the Company	Principal activities

Held directly by SH Zhiyan:
Shanghai Blue Cloud Technology Co., Ltd. (“SH Blue Cloud”) (2)	March 21, 2013	PRC	—	Provision of Office 365 and Windows Azure platform services
Shanghai Edge Blue Cloud Network Technology Co., Ltd. (“SH Edge Network”) (2)/(12)	January 7,2021	PRC	—	Provision of internet data center services

Held directly by DYX and LF Xunchi:
Shenzhen Diyixian Telecommunication Co., Ltd. (“SZ DYX”) (1)	August 10, 2014	PRC	20%	Provision of virtual private network services
(1)	Collectively, the “PRC Subsidiaries”.
(2)	Collectively, the “Consolidated VIEs”.
(3)	On August 10, 2014, the Company and its subsidiary, LF Xunchi, acquired 100% equity interest of Dermot BVI and its subsidiaries (collectively referred to as “Dermot Entities”).
(4)	On August 20, 2019, the Company through its subsidiary, DRP Investment, became the sole shareholder in Shihua Holding 2 and its subsidiaries.
(5)	On June 30, 2020, the Company through its subsidiary, SH Shilian, acquired 100% equity interest of SH Shuzhong.
(6)	On July 21, 2020, the Company through its subsidiary, SH Shilian, acquired 100% equity interest of Shulifang.
(7)	On September 11, 2020, the Company through its subsidiaries, SH Shilian and Linkcloud PTE. Ltd. (“Linkcloud”), acquired 100% equity interest of LF Huahai.
(8)	On November 17, 2020, the Company through its subsidiary, VNET Saturn International Investment Limited (“VNET Saturn”) and Beijing Zhongshun Yongfeng Investment Consulting Co., Ltd. (“YF WFOE”), acquired 100% equity interest of BJ JHC and BJ ST
(9)	On July 15, 2021, the Company through its subsidiary, Shenzhen Cloud Native Technology Co., Ltd. (“SZ Cloud Native”), acquired 100% equity interest of BJ TenxCloud (Note 4).
(10)	On August 16, 2021, the Company through its subsidiary, Jiwa Engineering BJ, acquired 100% equity interest of Zhongke Zijing and Gu’an Junhui (Note 4).
(11)	On November 11, 2021, the Company through its subsidiary, SH Shilian, acquired 100% equity interest of SH Hesheng (Note 4).
(12)	On January 7, 2021, the Company, through SH Zhiyan, established SH Edge Network for internet data center services.
(13)	On August 1, 2022, the Company through its subsidiary, VNET Saturn and YF WFOE, acquired 100% equity interest of BJ Jianghe Shuzhi, Jianghe Chuangke, Jianghe Industrial and BJ Xunneng (Note 4).

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

1.    ORGANIZATION (CONTINUED)

(b)	PRC laws and regulations prohibit foreign ownership of internet and telecommunications-related businesses. To comply with these foreign ownership restrictions, the Company conducts its businesses in the PRC through its VIEs using contractual agreements (the “VIE Agreements”). The Company controls four significant VIEs, namely VNET Technology, BJ iJoy, WiFire Network and SH Zhiyan as of December 31, 2022. The key terms of the VIE Agreements in relation to BJ iJoy, WiFire Network and SH Zhiyan are substantially similar to VNET Technology, except for the terms separately disclosed as below.

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

Financial support letter (continued)

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

Except for certain property with carrying amounts of RMB231,424 (US$33,553) that were pledged to secure borrowings granted to the Company (Note 14), there were no pledges or collateralization of the Consolidated VIEs’ assets. Creditors of the Consolidated VIEs have no recourse to the general credit of the primary beneficiaries of the Consolidated VIEs, and such amounts have been parenthetically presented on the face of the consolidated balance sheets. The Consolidated VIEs operate the data centers and own facilities including data center buildings, leasehold improvements, fiber optic cables, computers and network equipment, which are recognized in the Company’s consolidated financial statements. They also hold certain value-added technology licenses, registered copyrights, trademarks and registered domain names, including the official website, which are also considered as revenue-producing assets. However, none of such assets was recorded on the Company’s consolidated balance sheets as such assets were all acquired or internally developed with insignificant cost and expensed as incurred. In addition, the Company also hires data center operation and marketing workforce for its daily operations and such costs are expensed when incurred. The Company has not provided any financial or other support that it was not previously contractually required to provide to the Consolidated VIEs during the periods presented.

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

1.    ORGANIZATION (CONTINUED)

The following tables represent the financial information of the Consolidated VIEs as of December 31, 2021 and 2022 and for the years ended December 31, 2020, 2021 and 2022 before eliminating the intercompany balances and transactions between the Consolidated VIEs and other entities within the Company:

	As of December 31,
	2021	2022
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	660,234	1,428,768	207,152
Restricted cash	317,199	301,825	43,761
Accounts receivable (net of allowance for doubtful debt of RMB82,654 and RMB100,797 (US$14,614) as of December 31, 2021 and 2022, respectively)	1,139,372	1,400,546	203,060
Prepaid expenses and other current assets	1,781,456	1,976,164	286,517
Amounts due from related parties	29,812	13,942	2,021
Total current assets	3,928,073	5,121,245	742,511
Non-current assets:
Property and equipment, net	6,754,511	7,495,362	1,086,725
Intangible assets, net	382,173	475,652	68,963
Land use rights, net	45,476	44,233	6,413
Operating lease right-of-use assets, net	2,666,182	3,452,533	500,570
Goodwill	308,110	332,645	48,229
Restricted cash	7,825	—	—
Deferred tax assets, net	136,903	153,676	22,281
Other non-current assets	612,198	165,570	24,005
Long-term investments, net	133,280	82,744	11,997
Total non-current assets	11,046,658	12,202,415	1,769,183
Total assets	14,974,731	17,323,660	2,511,694
Current liabilities:
Accounts payable and notes payable	352,478	483,030	70,033
Accrued expenses and other payables	1,342,886	1,488,031	215,742
Advance from customers	1,041,902	1,157,963	167,889
Deferred revenue	49,055	84,775	12,291
Income tax payable	20,972	25,188	3,652
Amounts due to inter-companies, net (1)	5,203,974	6,071,651	880,307
Amounts due to related parties	8,007	6,928	1,004
Current portion of finance lease liabilities	200,961	165,221	23,955
Current portion of long-term borrowings	350,609	417,442	60,523
Current portion of deferred government grant	2,074	3,646	529
Current portion of operating lease liabilities	579,391	655,663	95,062
Total current liabilities	9,152,309	10,559,538	1,530,987

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

1.    ORGANIZATION (CONTINUED)

	As of December 31,
	2021	2022
	RMB	RMB	US$
Non-current liabilities:
Amounts due to inter-companies, net (1)	1,020,972	1,020,972	148,027
Long-term borrowings	1,480,709	1,861,545	269,899
Non-current portion of finance lease liabilities	704,255	615,309	89,211
Unrecognized tax benefits	77,192	86,799	12,585
Deferred tax liabilities	132,370	149,475	21,672
Non-current portion of deferred government grant	2,294	2,726	395
Non-current portion of operating lease liabilities	2,114,309	2,872,323	416,448
Total non-current liabilities	5,532,101	6,609,149	958,237
Total liabilities	14,684,410	17,168,687	2,489,224

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Net revenues	3,885,141	5,145,110	5,944,519	861,874
Net profit (loss)	73,748	92,594	(66,764)	(9,680)

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Net cash generated from operating activities	748,418	866,712	1,351,179	195,902
Net cash used in investing activities	(1,943,358)	(2,695,707)	(1,849,339)	(268,129)
Net cash generated from financing activities	1,302,082	1,788,528	1,243,495	180,290
Net increase (decrease) in cash and cash equivalents and restricted cash	107,142	(40,467)	745,335	108,063
(1)	Amounts due to inter-companies consist of intercompany payables to the other companies within the Company for the purchase of telecommunication resources and property and equipment on behalf of the Consolidated VIEs.

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)   Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) assuming the Company will continue as a going concern.

The Company has incurred losses since its inception. As of December 31, 2022, the Company had an accumulated deficit of RMB8.4 billion. In addition, holders of the 2026 Convertible Notes (with a principal amount of US$600 million) have the right to require the Company to repurchase for cash all of the 2026 Convertible Notes, or any portion of the principal thereof, on February 1, 2024. Absent any other action, the Company likely will require additional liquidity to continue its operations over the next 12 months.

With the Company’s unused loan facilities with banks and financial institutions, strategy to obtain financing from the issuance of equity shares, bonds and convertible notes, and control of operating expenses and capital expenditure where necessary, the Company has the ability to manage the liquidity needs to enable continuation of operations for the foreseeable future.

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

(c)   Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant estimates and assumptions reflected in the Company’s financial statements include, but are not limited to, determining the valuation allowance for deferred tax assets, the fair value of convertible promissory notes, the fair value of assets acquired and liabilities assumed in acquisitions, the recoverability of long-lived assets and goodwill, and incremental borrowing rate of leases. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

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

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(e)   Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.8972 on December 30, 2022, the last business day in fiscal year 2022, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be converted, realized or settled into US$ at such rate or at any other rate.

(f)   Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits placed with banks which are unrestricted as to withdrawal and use and have original maturities less than three months. All highly liquid investments with a stated maturity of 90 days or less from the date of purchase are classified as cash equivalents.

(g)   Restricted cash

Restricted cash mainly represents amounts held by a few banks in escrow as security for credit facilities, the deposits for finance lease, the deposits for a lawsuit with a third party, the deposits held in escrow for the advances received from end customers subscribing Microsoft 365 and Windows Azure services (the disbursement of which shall be agreed by both Microsoft (China) Co., Ltd. (“Microsoft”) and the Company), the deposits for business operation, the deposits for loans.

(h)   Short-term investments

All highly liquid investments with original maturities of greater than three months but less than twelve months, are classified as short-term investments.

(i)   Accounts receivable and allowance for doubtful debt

On January 1, 2020, the Company adopted ASC326, Financial Instruments-Credit Losses (“ASC326”), using modified-retrospective transition approach. Following the adoption of this guidance, a cumulative-effect adjustment in accumulated deficit of RMB2,740 was recognized as of January 1, 2020. For the years ended December 31, 2020, 2021 and 2022, the Company recorded credit losses of RMB2,393, RMB18,399 and RMB35,409 (US$5,134), respectively.

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

(i)   Accounts receivable and allowance for doubtful debt (continued)

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

The Company has capitalized certain internal use software development costs in accordance with ASC Subtopic 350-40, Intangibles-Goodwill and Other: Internal-Use Software (“ASC 350-40”), amounting to RMB8,684, RMB11,422, and RMB15,322 (US$2,221) for the years ended December 31, 2020, 2021 and 2022, respectively. The Company capitalizes certain costs relating to software acquired, developed, or modified solely to meet the Company’s internal requirements and for which there are no substantive plans to market the software. These costs mainly include the research staff costs directly associated with the internal-develop software projects during the application development stage. Capitalized internal-use software costs are included in “intangible assets, net”.

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(k)   Intangible assets (continued)

Intangible assets have weighted average useful lives from the date of purchase/ acquisition as follows:

Purchased software	5.5 years
Radio spectrum license	15 years
Operating permits*	31.1 years
Customer relationships*	8.3 years
Licenses*	15 years
Supplier relationships*	10 years
Trade names*	20 years
Technology platform*	5 years
Non-complete agreements*	5 years
Internal use software	3.5 years
Customer contract*	7.8 years
*	Acquired in the acquisitions of subsidiaries.

(l)   Leases

The Company determines if an arrangement is a lease at inception. Leases are classified as operating or finance leases in accordance with the recognition criteria in ASC 842-20-25. The Company’s leases do not contain any material residual value guarantees or material restrictive covenants.

The Company has lease agreements with lease and non-lease components, which are accounted for separately. The Company elected the short-term lease exemption for all contracts with lease term of 12 months or less.

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

Pursuant to ASC 350-20, the Company performed assessment and completed its annual impairment test for goodwill that has arisen out of its acquisitions. No impairment loss of goodwill was recognized for the years ended December 31, 2020, 2021 and 2022.

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

As of December 31, 2020 and 2021, due to continuing losses and physical condition changed, the Company recorded the long-lived assets impairment amounting to RMB81,619 and RMB109,267 for relative asset groups, respectively, resulting from excess of the carrying amount of the asset group over the fair value of the asset group. The Company determined the fair value of the asset group using the income approach based on the discounted cash flows associated with the asset group. No impairment was recognized for the year ended December 31, 2022 as there was no impairment indicator identified.

The impairment loss reduced the carrying amount of the long-lived assets of the group on a pro-rata basis using the relative carrying amount of those assets except that the loss allocated to an individual long-lived asset of the group shall not reduce the carrying amount of that asset below its fair value whenever that fair value is determinable without undue cost and effort.

The Company recorded impairment charges associated with its long-lived assets and acquired intangibles as follows:

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Impairment of property and equipment	35,793	106,311	—	—
Impairment of intangible assets	38,654	—	—	—
Impairment of other non-current assets	7,172	2,956	—	—

(q)   Fair value of financial instruments

The Company’s financial instruments primarily include cash and cash equivalents, restricted cash, accounts receivable and payable, other receivables and payables, amounts due from/to related parties, long-term borrowings, available-for-sale debt investments and convertible promissory notes. Other than long-term borrowings and convertible promissory notes, the carrying values of these financial instruments approximate their fair values due to their short-term maturities.

The carrying amounts of long-term borrowings approximate their fair values since they bear interest rates which approximate market interest rates. The Company elected the fair value option for the 2025 Convertible Notes (Note 19) upon initial recognition as financial liability as the fair value better represents the value of the underlying liabilities. The purchase consideration and contingent purchase considerations in both cash and shares are initially measured at fair value on the acquisition dates of the acquired businesses and the date of grant, respectively, and subsequently remeasured at the end of each reporting period with an adjustment for fair value recorded to the current period income/(expense). The Company recorded the 2026 Convertible Notes (Note 19) and 2027 Convertible Notes (Note 19) using amortized cost method on its consolidated balance sheets and measures the fair value for disclosure purposes only. See Note 29 for disclosure of fair value measurements.

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

Deferred revenue represented the Company’s obligation to transfer the goods or services to a customer for which the Company has received consideration (or an amount of consideration is due) from the customer. As of December 31, 2021 and 2022, the Company has deferred revenue amounting up to RMB55,695 and RMB95,078 (US$13,785), respectively. Revenue recognized from opening deferred revenue balance was RMB39,374 (US$5,709) for the year ended December 31, 2022.

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

(t)   Advertising expenditures

Advertising expenditures are expensed as incurred and are included in sales and marketing expenses, which amounted to RMB7,779, RMB7,272 and RMB6,829 (US$990) for the years ended December 31, 2020, 2021 and 2022, respectively.

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

As a result of total interest costs capitalized during the period, the interest expense for the years ended December 31, 2020, 2021 and 2022, was as follows:

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Interest expense and amortization cost of bonds payable	223,785	133,959	—	—
Interest expense and amortization cost of 2025, 2026 and 2027 Convertible Notes (Note 19)	18,880	25,919	58,350	8,460
Interest expense on bank and other borrowings	39,424	103,925	172,328	24,986
Interest expense on finance leases	130,196	124,567	104,088	15,091
Total interest costs	412,285	388,370	334,766	48,537
Less: Total interest costs capitalized	(31,676)	(53,420)	(61,461)	(8,911)
Interest expense, net	380,609	334,950	273,305	39,626

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

(y)   Share-based compensation (continued)

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

As substantially all of the Company’s long-lived assets and revenues are located in and derived from the PRC, geographical segments are not presented.

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

(ee)   Recent accounting pronouncements

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance, which aims to provide increased transparency by requiring business entities to disclose information about certain types of government assistance they receive in the notes to the financial statements. ASU 2021-10 also adds a new Topic-ASC 832, Government Assistance-to the FASB’s Codification. The ASU improves financial reporting by requiring disclosures that increase the transparency of transactions with a government accounted for by applying a grant or contribution accounting model by analogy, including (1) the types of transactions, (2) the accounting for those transactions, and (3) the effect of those transactions on an entity’s financial statements. The new standard is effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021. Early adoption is permitted. The Company adopted this ASU from January 1, 2022 with no material impact on its consolidated financial statements.

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805) and require acquiring entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendments apply to all entities that enter into a business combination within the scope of Subtopic 805-10, Business Combinations—Overall. The amendments are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years and it should be applied prospectively to business combinations occurring on or after the effective date of the amendments. The Company does not expect the adoption of ASU No. 2021-08 to have a material effect on its consolidated financial statements.

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

3.    CONCENTRATION OF RISKS

(a)   Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, other receivables and amounts due from related parties. As of December 31, 2021 and 2022, the aggregate amount of cash and cash equivalents and restricted cash of RMB1,410,271 and RMB2,677,823 (US$388,248), respectively, were held at major financial institutions located in the PRC, and US$46,794 and US$45,187 (RMB311,671), respectively, were deposited with major financial institutions located outside the PRC. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006 that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go into bankruptcy. In addition, since China’s concession to the World Trade Organization, foreign banks have been gradually permitted to operate in China and have been significant competitors against Chinese banks in many aspects, especially since the opening of the Renminbi business to foreign banks in late 2006. Therefore, the risk of bankruptcy of those Chinese banks in which the Company has deposits has increased. In the event of bankruptcy of one of the banks which holds the Company’s deposits, the Company is unlikely to claim its deposits back in full since the bank is unlikely to be classified as a secured creditor based on PRC laws.

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
(ii)Supplier Risk—The Company’s operations are dependent upon bandwidth and cabinet capacity provided by the third-party telecom carriers. There can be no assurance that the Company will be able to secure the cabinet and bandwidth supply from the third-party telecom carriers, neither the Company is adequately prepared for unexpected increases in bandwidth demands by its customers. The communications capacity the Company has leased, include cabinet and bandwidth, may become unavailable for a variety of reasons, such as physical interruption, technical difficulties, contractual disputes, or the financial health of its third-party providers. Any failure of these network providers to provide the capacity the Company requires may result in a reduction in, or interruption of, service to its customers. A significant portion of the Company’s total bandwidth and cabinet resources are purchased from its five largest suppliers, who collectively accounted for 39%, 39% and 35% of the Company’s total bandwidth and cabinet resources for the years ended December 31, 2020, 2021 and 2022, respectively.
(iii)Customer Risk—The success of the Company’s business going forward will rely in part on Company’s ability to continue to obtain and expand business from existing customers while also attracting new customers. The Company has a diversified base of customers covering its services and two, one and one single entity customer generated more than 10% of the Company’s total net revenues for the years ended December 31, 2020, 2021 and 2022, respectively. Certain customers are local subsidiaries of a telecommunication carrier in China, which the Company views as separate customers as it negotiates with, maintain and support each of these entities given that each of them has the separate decision-making authority and services procurement budget. None of these customers individually contributed more than 2% of the Company’s revenues in any given year but in the aggregate, they contributed approximately 3%, 6% and 6% of the Company’s total revenues for the years ended December 31, 2020, 2021 and 2022, respectively.

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

(d)   Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The (appreciation) depreciation of the RMB against US$ was approximately (6.5)%, (2.3)% and 9.2% in the years ended December 31, 2020, 2021 and 2022, respectively.

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

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

4.    ACQUISITION OF SUBSIDIARIES

Acquisitions in 2022

Kunshan Kunhui Network Co., Ltd. (“KS Kunhui”)

On August 5, 2022, as part of its business strategy to expand the existing hosting service, the Company through its subsidiary, Beijing FengFu Technology Co., Ltd., acquired 100% of the equity interests in KS Kunhui, which primarily provides internet data center service, for a total cash consideration of RMB50,000. As KS Kunhui is in operations and possess all the elements that are necessary to conduct normal operations as a business, such acquisition is accounted for as business combination.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed as of the date of acquisition:

	RMB	US$
Cash and cash equivalents	9,014	1,307
Property and equipment, net	92,157	13,361
Operating lease right-of-use assets, net	199,255	28,889
Operating permits (Note 9)	29,000	4,205
Customer contract (Note 9)	59,500	8,627
Deferred tax assets	13,921	2,020
Other current assets	289,480	41,971
Total assets acquired	692,327	100,380
Other current liabilities	(436,124)	(63,232)
Operating lease liabilities	(208,612)	(30,246)
Deferred tax liabilities	(22,125)	(3,210)
Total liabilities assumed	(666,861)	(96,688)
Net assets acquired	25,466	3,692
Purchase consideration	50,000	7,249
Goodwill	24,534	3,557

The revenue and net loss of KS Kunhui since the acquisition date included in the consolidated statement of operations for the year ended December 31, 2022 were nil and RMB24,757 (US$3,589), respectively. The goodwill, which is not tax deductible, is primarily attributable to synergies expected to be achieved from the acquisition.

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

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

4.    ACQUISITION OF SUBSIDIARIES (CONTINUED)

Acquisitions in 2022 (continued)

BJ Jianghe Shuzhi, Jianghe Chuangke, Jianghe Industrial and BJ Xunneng (collectively “BJ JiangHeCloud”)

On August 1, 2022, the Company through its subsidiaries, YF WOFE and 21Vianet Saturn, acquired 100% equity interests in BJ JiangHeCloud at a total cash consideration of RMB847,438. Among the consideration, RMB57,500 is refundable if relevant condition set out in the agreements is not achieved. The purpose of the transaction is to establish several new data centers. As BJ JiangHeCloud does not possess all the elements that are necessary to conduct normal operations as a business and had not yet commenced operations, such acquisition is accounted for as an acquisition of assets. As of December 31, 2022, as the relevant condition was not met, the RMB57,500 refundable prepayment was included in other non-current assets.

The carrying amount of the net identifiable assets of BJ JiangHeCloud were as follows:

	RMB	US$
Net assets acquired:
Cash and cash equivalents	3,325	482
Other current assets	3,959	574
Property and equipment, net	306,546	44,445
Operating permits (Note 9)	479,989	69,592
Land use rights, net (Note 10)	221,556	32,123
Other current liabilities	(15,448)	(2,240)
Deferred tax liabilities	(209,989)	(30,446)
Total consideration in cash	789,938	114,530

Acquisitions in 2021

BJ TenxCloud

On July 15, 2021,to strengthen the Company’s leading position in carrier- and cloud-neutral IDC services, the Company through its wholly-owned subsidiary, SZ Cloud Native, acquired 100% of the equity interests in BJ TenxCloud from third party selling shareholders, for a total consideration of RMB414,743, which consisted of cash consideration of RMB199,790 and share-settled liabilities with estimated fair value of RMB214,953 as of July 15, 2021. The estimated fair value of the share-settled liabilities was RMB214,577 as of December 31, 2021, which was included as consideration due to the original shareholders of BJ TenxCloud in accrued expenses and other payables of the Company’s consolidated balance sheet. As of December 31, 2022, the liability was RMB229,323 (US$33,249), which was based on the amounts the original selling shareholders claimed according to the acquisition agreement. BJ TenxCloud primarily provides cloud native applications and data platform services. As BJ TenxCloud is in operations and possess all the elements that are necessary to conduct normal operations as a business, such acquisition is accounted for as a business combination.

In addition, the Company is obligated to pay cash of RMB70,000 and to issue various numbers of the shares of the Company or its subsidiary with estimated fair value of RMB167,342 as of December 31, 2021 to certain selling shareholders who will remain as the key employees of BJ TenxCloud, determinable based on achievements of the financial and operational targets by BJ TenxCloud during various post-acquisition periods. As such cash and share-based payments will be forfeited if these key employees cease their employments with the Company, the Company recognized these payments as compensation costs over the requisite service periods ranging from 12 months to 36 months. As of December 31, 2021, cash of RMB70,000 has been paid to certain selling shareholders and the post-acquisition obligation for RMB70,000 was fulfilled as of December 31, 2022. The Company classified the share-based payments as liability classified share-based payments of RMB55,156 as of December 31, 2021, which are included in accrued expenses and other payables of the Company’s consolidated balance sheet and are remeasured at fair value through earnings. As of December 31, 2022, the share-based payment liability was RMB131,116 (US$19,010). The related compensation for post-acquisition services provided by the employees is accounted as compensation and recorded in the Company’s consolidated statements of operations (Note 23(c)).

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

4.    ACQUISITION OF SUBSIDIARIES (CONTINUED)

Acquisitions in 2021 (continued)

BJ TenxCloud (continued)

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed as of the date of acquisition:

RMB
Property and equipment, net	470
Operating lease right-of-use assets, net	2,376
Technology platform (Note 9)	27,800
Customer relationship (Note 9)	19,000
Deferred tax assets	11,097
Other current assets	52,328
Total assets acquired	113,071
Other current liabilities	(29,395)
Operating lease liabilities	(2,500)
Deferred tax liabilities	(11,097)
Total liabilities assumed	(42,992)
Net assets acquired	70,079
Purchase consideration	414,743
Goodwill	344,664

The revenue and net profit of BJ TenxCloud since the acquisition date included in the consolidated statement of operations for the year ended December 31, 2021 were RMB91,038 and RMB9,351, respectively. The goodwill, which is not tax deductible, is primarily attributable to synergies expected to be achieved from the acquisition.

The pro forma results of revenue and earnings of the acquiree as if the combinations occurred as of the beginning of the comparable prior annual reporting period of the acquiree were not presented because the effects of the business combination was not significant to the Company’s consolidated results of operations.

Zhongke Zijing

On August 16, 2021, the Company through its subsidiary, Jiwa Engineering BJ acquired 100% of the equity interests in Zhongke Zijing at a total cash consideration of RMB151,884. The purpose of the acquisition is to establish data center with the acquired property. As Zhongke Zijing does not possess all the elements that are necessary to conduct normal operations as a business and had not yet commenced operations, such acquisition is accounted for as an acquisition of assets. The carrying amounts of the net identifiable assets of Zhongke Zijing as of the date of acquisition were as follows:

RMB
Net assets acquired:
Operating permits (Note 9)	203,586
Land use rights, net (Note 10)	36,013
Other non-current assets	7,349
Cash and cash equivalents	3
Other current assets	21,017
Other current liabilities	(65,125)
Deferred tax liabilities	(50,959)
Total consideration in cash	151,884

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

4.    ACQUISITION OF SUBSIDIARIES (CONTINUED)

Acquisitions in 2021 (continued)

SH Hesheng

On November 11, 2021, the Company through its subsidiary, SH Shilian acquired 100% of the equity interests in SH Hesheng at a total cash consideration of RMB137,557. The purpose of the acquisition is to acquire the assets and operating permits. As SH Hesheng does not possess all the elements that are necessary to conduct normal operations as a business and had not yet commenced operations, such acquisition is accounted for as an acquisition of assets. The carrying amounts of the net identifiable assets of SH Hesheng as of the date of acquisition were as follows:

RMB
Net assets acquired:
Operating permits (Note 9)	27,646
Property and equipment, net	94,148
Operating lease right-of-use assets, net	20,929
Other non-current assets	872
Cash and cash equivalents	423
Other current assets	25,646
Operating lease liabilities	(20,292)
Other current liabilities	(962)
Deferred tax liabilities	(10,853)
Total consideration in cash	137,557

5.    ACCOUNTS AND NOTES RECEIVABLE, NET

Accounts and notes receivable and the allowance for doubtful debt consisted of the following:

	As of December 31,
	2021	2022
	RMB	RMB	US$
Accounts receivable	1,504,669	1,897,111	275,055
Notes receivable	948	1,151	167
Allowance for doubtful debt	(99,620)	(134,569)	(19,511)
	1,405,997	1,763,693	255,711

As of December 31, 2021 and 2022, all accounts and notes receivable were due from third party customers. An analysis of the allowance for doubtful debt was as follows:

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Balance at beginning of the year	67,828	68,921	99,620	14,444
Cumulative adjustment for changes in accounting policy	2,740	—	—	—
Additional due to business combination	—	16,256	—	—
Additional provision charged to expense	2,393	14,990	34,949	5,067
Write-off of accounts receivable	(4,040)	(547)	—	—
Balance at the end of the year	68,921	99,620	134,569	19,511

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

6.    SHORT-TERM INVESTMENTS

The Company recorded interest income related to its short-term investments amounting to RMB5,712, RMB894 and nil for the years ended December 31, 2020, 2021 and 2022, respectively, in the consolidated statements of operations.

7.    PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2021	2022
	RMB	RMB	US$
Prepaid expenses (1)	942,990	988,467	143,314
Tax recoverable	964,262	620,901	90,022
Deposits	68,887	59,653	8,649
Loan to third parties (2)	17,492	376,851	54,638
Staff advances	1,561	2,992	434
Interest receivables	728	544	79
Others	53,991	98,092	14,225
	2,049,911	2,147,500	311,361
(1)	Prepaid expenses mainly represented the unamortized portion of prepayments made to Microsoft for the cloud computing services, the prepayments to telecommunication operators for bandwidth, data centers or cabinets and the prepayments for office expense.
(2)	In December 2022, loan amounting to RMB279,500 was provided to the third party selling shareholders of KS Kunhui (Note 4) to settle the liabilities to KS Kunhui. The loan bears an interest rate of 7.5% per annum and has a maturity term ranging from four to six months. The loan was secured by the third parties’ equity shares in their subsidiaries and certain property and equipment of their subsidiaries. The remaining loans of RMB97,351 represent the balances lend to various third-parties for their working capital needs. These loans are interest free and unsecured.

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

8.    PROPERTY AND EQUIPMENT, NET

Property and equipment, including those held under finance leases, consisted of the following:

	As of December 31,
	2021	2022
	RMB	RMB	US$
At cost:
Property	1,778,377	2,236,257	324,227
Leasehold improvements	3,302,883	4,819,257	698,727
Computer and network equipment	5,923,149	7,577,082	1,098,574
Optical fibers	142,723	142,723	20,693
Office equipment	32,561	87,093	12,627
Motor vehicles	3,959	4,098	594
	11,183,652	14,866,510	2,155,442
Less: Accumulated depreciation	(4,206,943)	(5,548,663)	(804,482)
	6,976,709	9,317,847	1,350,960
Construction-in-progress	3,239,407	2,770,348	401,663
Impairment	(123,697)	(123,697)	(17,934)
Property and equipment, net	10,092,419	11,964,498	1,734,689

Depreciation expense was RMB908,387, RMB1,164,725 and RMB1,462,550 (US$212,050) for the years ended December 31, 2020, 2021 and 2022, respectively, and were included in the following captions:

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Cost of revenues	850,746	1,107,655	1,386,800	201,067
Sales and marketing expenses	2,399	963	1,029	149
General and administrative expenses	29,711	23,186	35,715	5,179
Research and development expenses	25,531	32,921	39,006	5,655
	908,387	1,164,725	1,462,550	212,050

The carrying amounts of the Company’s property and equipment held under finance leases at respective balance sheet dates were as follows:

	As of December 31,
	2021	2022
	RMB	RMB	US$
Property	993,158	993,158	143,994
Computer and network equipment	823,625	971,814	140,900
Optical fibers	137,924	137,924	19,997
	1,954,707	2,102,896	304,891
Less: Accumulated depreciation	(629,927)	(847,449)	(122,869)
	1,324,780	1,255,447	182,022
Impairment	(17,377)	(18,808)	(2,727)
	1,307,403	1,236,639	179,295

Depreciation of property, computer and network equipment and optical fibers under finance leases was RMB255,458, RMB274,052 and RMB224,140 (US$32,497) for the years ended December 31, 2020, 2021 and 2022, respectively.

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

8.    PROPERTY AND EQUIPMENT, NET (CONTINUED)

The carrying amounts of property and equipment pledged by the Company to secure borrowings (Note 14) granted to the Company at the respective balance sheet dates were as follows:

	As of December 31,
	2021	2022
	RMB	RMB	US$
Property	253,979	118,050	17,116
Leasehold improvements	160,959	92,629	13,430
Computer and network equipment	159,909	137,876	19,990
Office equipment	660	919	133

9.    INTANGIBLE ASSETS, NET

The following table presented the Company’s intangible assets as of the respective balance sheet dates:

		Radio									Internal
	Purchased	spectrum	Operating	Technology	Customer		Supplier	Trade	Customer	Non-Complete	use
	software	license	Permits	Platform	relationships	Licenses	relationships	names	contract	Agreement	software	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Intangible assets, Cost December 31, 2021	177,421	123,167	625,129	38,050	257,183	5,772	39,053	116,266	109,717	1,800	58,902	1,552,460
Accumulated Amortization 2021	(122,239)	(74,056)	(24,830)	(12,777)	(203,356)	(3,043)	(31,206)	(43,115)	(55,897)	(1,800)	(42,036)	(614,355)
Impairment	—	(37,770)	—	—	—	—	—	—	—	—	—	(37,770)
Intangible assets, Net December 31, 2021	55,182	11,341	600,299	25,273	53,827	2,729	7,847	73,151	53,820	—	16,866	900,335
Intangible assets, cost December 31, 2022	207,565	134,543	1,217,876	38,050	257,183	5,772	39,053	116,266	190,141	1,800	74,224	2,282,473
Accumulated Amortization 2022	(139,443)	(83,294)	(56,433)	(29,363)	(224,705)	(3,428)	(34,281)	(48,929)	(68,622)	(1,800)	(53,785)	(744,083)
Impairment	—	(41,259)	—	—	—	—	—	—	—	—	—	(41,259)
Intangible assets, Net December 31, 2022	68,122	9,990	1,161,443	8,687	32,478	2,344	4,772	67,337	121,519	—	20,439	1,497,131
Intangible assets, Net December 31, 2022 (US$)	9,877	1,448	168,393	1,259	4,709	340	692	9,763	17,619	—	2,964	217,064

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

The intangible assets are amortized using the straight-line method, which is the Company’s best estimate of how these assets will be economically consumed over their respective estimated useful lives ranging from 1 to 48 years.

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

9.    INTANGIBLE ASSETS, NET (CONTINUED)

Amortization expenses were approximately RMB72,690, RMB94,751 and RMB122,470 (US$17,756) for the years ended December 31, 2020, 2021 and 2022, respectively.

The annual estimated amortization expenses for the intangible assets for each of the next five years are as follows:

	RMB	US$
2023	139,191	20,181
2024	106,304	15,413
2025	78,978	11,451
2026	78,978	11,451
2027	63,847	9,257
	467,298	67,753

10.  LAND USE RIGHTS, NET

Land use rights held by the Company represent operating lease prepayments and are amortized over the remaining term of the respective rights.

	As of December 31,
	2021	2022
	RMB	RMB	US$
Cost	368,101	617,808	89,574
Accumulated amortization	(30,866)	(41,788)	(6,059)
Land use rights, net	337,235	576,020	83,515

The carrying amounts of land use rights pledged by the Company to secure borrowings (Note 14) granted to the Company at the respective balance sheet dates were as follows:

	As of December 31,
	2021	2022
	RMB	RMB	US$
Land use rights	135,821	115,895	16,803

11.  GOODWILL

The changes in the carrying amount of goodwill were as follows:

	For the years ended December 31,
	2021	2022
	RMB	RMB	US$
Balance as of January 1	994,993	1,339,657	194,232
Additions	344,664	24,534	3,557
Balance as of December 31	1,339,657	1,364,191	197,789

As of December 31, 2020, 2021 and 2022, the Company has performed assessment and no impairment loss was recorded.

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

12.  LONG-TERM INVESTMENTS, NET

The Company’s long-term investments consisted of the following:

	As of December 31,
	2021	2022
	RMB	RMB	US$
Equity investments without readily determinable fair values	17,137	17,137	2,485
Equity method investments	79,506	223,457	32,398
Available-for-sale debt investments	1,600	1,600	232
	98,243	242,194	35,115

Equity investments without readily determinable fair values

The investment income comprised of dividend income of RMB607, RMB659 and RMB391 (US$57), and disposal gain of RMB257, nil and nil for the years ended December 31, 2020, 2021 and 2022, respectively.

The Company recorded an impairment loss of long-term investment amounting RMB13,030, nil and nil for the years ended December 31, 2020, 2021 and 2022, respectively.

Equity method investments:

				Increase (decrease)
				during
				the year ended
	As of December 31, 2020			December 31, 2021			As of December 31, 2021
		Share	Investments		Share			Share	Impairment	Investments
	Cost of	equity	in equity	Cost of	equity gain	Impairment of	Cost of	equity gain	of	in equity
	investments	gain (loss)	investee	investments	(loss)	investment	investments	(loss)	investment	investee
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Yizhuang Fund	101,000	1,683	102,683	—	(33,968)	—	101,000	(32,285)	—	68,715
Jingliang Inter Cloud	6,000	(2,831)	3,169	—	(2,182)	—	6,000	(5,013)	—	987
Jingliang Century Cloud	4,000	—	4,000	—	—	—	4,000	—	—	4,000
ZJK Energy	5,907	(2,748)	3,159	—	(1,068)	—	5,907	(3,816)	—	2,091
WiFire Entities	20,000	(20,000)	—	—	—	—	20,000	(20,000)	—	—
Qidi Chengxin	3,930	(274)	3,656	—	57	—	3,930	(217)	—	3,713
BJ Chaohulian	—	—	—	5,000	(1,505)	(3,495)	5,000	(1,505)	(3,495)	—
	140,837	(24,170)	116,667	5,000	(38,666)	(3,495)	145,837	(62,836)	(3,495)	79,506

					Increase (decrease)
					during
					the year ended
	As of December 31, 2021				December 31, 2022			As of December 31, 2022
		Share	Impairment	Investments		Share	Distribution/derecognize		Share	Impairment	Investments	Investments
	Cost of	equity	of	in equity	Cost of	equity gain	of share equity	Cost of	equity	of	in equity	in equity
	investments	loss	investment	investee	investments	(loss)	(gain)loss	investments	gain (loss)	investment	investee	investee
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$
Yizhuang Fund	101,000	(32,285)	—	68,715	—	3,159	(71,874)	—	—	—	—	—
Jingliang Inter Cloud	6,000	(5,013)	—	987	—	(4)	—	6,000	(5,017)	—	983	143
Jingliang Century Cloud	4,000	—	—	4,000	—	—	—	4,000	—	—	4,000	580
ZJK Energy	5,907	(3,816)	—	2,091	—	16	—	5,907	(3,800)	—	2,107	305
WiFire Entities	20,000	(20,000)	—	—	—	—	—	20,000	(20,000)	—	—	—
Qidi Chengxin	3,930	(217)	—	3,713	—	(116)	—	3,930	(333)	—	3,597	522
BJ Chaohulian	5,000	(1,505)	(3,495)	—	—	—	—	5,000	(1,505)	(3,495)	—	—
Dexin Tonglian	—	—	—	—	3,000	(333)	—	3,000	(333)	—	2,667	387
SH Edge Interchange*	—	—	—	—	900	(797)	—	900	(797)	—	103	15
Changzhou Gaoxin	—	—	—	—	210,000	—	—	210,000	—	—	210,000	30,446
	145,837	(62,836)	(3,495)	79,506	213,900	1,925	(71,874)	258,737	(31,785)	(3,495)	223,457	32,398

*“SH Edge Interchange” represents Shanghai Edge Cloud Interchange Technology Co., Ltd.

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

12.  LONG-TERM INVESTMENTS, NET (CONTINUED)

Equity method investments (continued):

The Company through its subsidiary, VNET Beijing, entered into an agreement to invest in the Yizhuang Venture Investment Fund (“Yizhuang Fund”) as a limited partner since April 2012 with capital injection of RMB101,000 and held 27.694% of the investee as of December 31, 2020, 2021. Given the Company holds more than three percent interest in the Yizhuang Fund as a limited partner, the investment is accounted for under the equity method as prescribed in ASC Subtopic 323-10, Investments – Equity Method (“ASC 323-10”). For the years ended December 31, 2021 and 2022, the Company received distribution from Yizhuang Fund as return on investments with an amount of nil and RMB15,232 (US$2,208), respectively. As of December 31, 2022, the operating period of Yizhuang Fund was expired and the liquidation work was initiated. The Company derecognized the investment and recognized the estimated recoverable amount of RMB56,642 (US$8,212) in prepaid expenses and other current assets.

In September 2017, after the disposal of 66.67% equity interest in the WiFire Entities, the Company held the remaining 33.33% equity interest in the WiFire Entities, which is accounted for equity method investment at fair value at the disposal date. As of December 31, 2022, the equity method investment balance is reduced to nil after the pickup of loss in the WiFire Entities.

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

In January 2021, the Company through its subsidiary, VNET Beijing, and two third parties jointly set up Beijing Super Internet Technology Research Institute Co., Ltd. (“BJ Chaohulian”). The Company injected capital of RMB5,000 and hold 30% of equity interest in BJ Chaohulian. As of December 31, 2021, the equity method investment balance is reduced to nil after the Company pickup of loss amounting to RMB1,505 and recorded impairment of investment amounting to RMB3,495.

In September 2022, the Company through its subsidiary, Shanghai Cloud Network Co., Ltd., and five third parties jointly set up Dexin Tonglian (Beijing) Culture Technology Co., Ltd. (“Dexin Tonglian”). The Company injected capital of RMB3,000 and hold 30% of equity interest in Dexin Tonglian. Based on the article of association, the Company cannot exercise control over relevant activities of the investee, but it has the ability to exercise significant influence over operation and financial decisions.

In November 2022, the Company through its subsidiary, VNET HK, and a third party jointly set up Changzhou Gaoxin Internet Co., Ltd. (“Changzhou Gaoxin”). The Company injected capital of RMB210,000 and hold 35% of equity interest in Changzhou Gaoxin. Based on the article of association, the Company cannot exercise control over relevant activities of the investee, but it has the ability to exercise significant influence over operation and financial decisions.

13.  OTHER NON-CURRENT ASSETS

As of December 31, 2021 and 2022, other non-current assets included prepayment for acquisition of datacenters and purchase of property and equipment amounting to RMB1,704,221 and RMB293,500 (US$42,553), which consist of 87% and 53% of other non-current assets, respectively.

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

14.  BORROWINGS

Borrowings were as follows as of the respective balance sheet dates:

	As of December 31,
	2021	2022
	RMB	RMB	US$
Long-term bank borrowings, current portion	230,805	289,941	42,037
Other long-term borrowings, current portion	153,353	194,079	28,139
	384,158	484,020	70,176
Long-term bank borrowings, non-current portion	1,891,797	2,694,249	390,629
Other long-term borrowings, non-current portion	323,218	355,607	51,559
Total borrowings	2,599,173	3,533,876	512,364

The long-term borrowings (including current portion) outstanding as of December 31, 2021 and 2022 bore a weighted average interest rate of 5.31% and 5.11% per annum, respectively, and were denominated in RMB. These loans were obtained from financial institutions located in the PRC.

As of December 31, 2021 and 2022, unused loan facilities for bank and other borrowings amounted to RMB1,217,835 and RMB3,164,371 (US$458,791), respectively.

Borrowings as of December 31, 2021 and 2022 were secured by the following:

December 31, 2021

Long-term borrowings (including current portion)	Secured by
(RMB)
1,334,065	Secured by a subsidiary’s stock.
416,967	Secured by a subsidiary’s land-use right with net book value of RMB24,460 (Note 10).
267,171	Secured by a subsidiary’s property and equipment and land-use right with net book value of RMB124,214 and RMB96,201, respectively (Note 8/Note 10), and a subsidiary’s stock.
212,302	Secured by a subsidiary’s property and equipment with net book value of RMB262,740 (Note 8), and a subsidiary’s stock.
40,500	Secured by a subsidiary’s property and equipment and land-use right with net book value of RMB188,553 and RMB15,160, respectively (Note 8/Note 10).
328,168	Unsecured borrowing.
2,599,173

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

14.  BORROWINGS (CONTINUED)

December 31, 2022

Long-term borrowings (including current portion)	Secured by
(RMB)
1,879,631	Secured by a subsidiary’s stock.
800,989	Secured by a subsidiary’s land-use right with net book value of RMB24,460 (US$3,546) (Note 10).
247,171	Secured by a subsidiary’s property and equipment and land-use right with net book value of RMB118,050 (US$17,116) and RMB91,435 (US$13,257), respectively (Note 8/Note 10), and a subsidiary’s stock.
156,077	Secured by a subsidiary’s property and equipment with net book value of RMB231,424 (US$33,553) (Note 8), and a subsidiary’s stock.
450,008	Unsecured borrowing.
3,533,876

The following table summarizes the aggregate required repayments of the principal amounts of the Company’s long-term borrowings, including bank and other borrowings in the succeeding five years and thereafter:

	RMB	US$
For the years ending December 31,
2023	513,977	74,520
2024	521,078	75,549
2025	491,867	71,314
2026	378,925	54,939
2027	335,999	48,715
2028 and thereafter	1,338,336	194,040

15.  ACCRUED EXPENSES AND OTHER PAYABLES

The components of accrued expenses and other payables were as follows:

	As of December 31,
	2021	2022
	RMB	RMB	US$
Payables for purchase of property, equipment and software	1,464,086	1,280,742	185,690
Payroll and welfare payables	288,613	433,376	62,834
Consideration due to the original shareholders of BJ TenxCloud (Note 4)	214,577	229,323	33,249
Accrued service fees	62,498	66,494	9,641
Liability classified share-based payments (Note 4)	55,156	131,116	19,010
Payables for office supplies and utilities	54,056	69,288	10,046
Payables for acquisitions	47,805	47,805	6,931
Value-added tax and other taxes payable	25,092	31,706	4,597
Amounts due to the original shareholders for acquired entities*	21,560	21,560	3,126
Interest payables	3,595	35,785	5,188
Others	61,051	63,284	9,175
	2,298,089	2,410,479	349,487
*

This represented the balance of unpaid cash consideration and the payables in other current liabilities due to original shareholders related to the acquisition of SH Shuzhong and Zhongke Zijing (Note 4) in 2020 and 2021 respectively.

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

	As of December 31,
	2021	2022
Weighted average remaining lease term:
Operating lease	10.8 years	10.7 years
Finance lease	17.7 years	18.9 years

Weighted average discount rate:
Operating lease	7.01%	7.50%
Finance lease	7.27%	10.44%

Lease cost for finance leases capitalized were immaterial for the years ended December 31, 2020, 2021 and 2022.

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Lease cost
Finance lease cost:
Depreciation	255,458	274,052	224,140	32,497
Interest expenses	130,196	124,567	104,088	15,091
Operating lease cost	478,805	568,044	691,197	100,214
Total lease cost	864,459	966,663	1,019,425	147,802

Short-term lease cost and variable lease cost for operating leases and finance leases were immaterial for the years ended December 31, 2020, 2021 and 2022.

Other information related to leases was as follows:

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash payments for operating leases	477,189	593,615	635,615	92,156
Financing cash payments for finance leases	376,232	579,660	231,046	33,498

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

16.  LEASES (CONTINUED)

Future lease payments under operating leases and finance leases as of December 31, 2022 were as follows:

	Operating Leases		Finance Leases
	RMB	US$	RMB	US$
2023	699,299	101,389	285,892	41,450
2024	606,310	87,907	189,838	27,524
2025	569,269	82,536	121,814	17,661
2026	519,993	75,392	97,119	14,081
2027	394,271	57,164	96,312	13,964
2028 and thereafter	2,637,314	382,375	1,626,607	235,836
Total future lease payments	5,426,456	786,763	2,417,582	350,516
Less: Imputed interest	(1,846,885)	(267,774)	(1,163,682)	(168,717)
Present value of future lease payments*	3,579,571	518,989	1,253,900	181,799
*

Present value of future operating lease payments consisted of current portion of operating lease liabilities and non-current portion of operating lease liabilities, amounting to RMB674,288 (US$97,763) and RMB2,905,283 (US$421,226) for the year ended December 31, 2022, respectively.

Present value of future finance lease payments consisted of current portion of finance lease liabilities and non-current portion of finance lease liabilities, amounting to RMB206,260 (US$29,905) and RMB1,047,640 (US$151,894) for the year ended December 31, 2022, respectively.

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

In 2017, the Company issued bonds due 2020 with an aggregate principal amount of US$300,000 (“2020 Notes”). On April 16, 2019, the Company repurchased US$150,839 in principal amount of 2020 Notes, representing approximately 50.28% of the US$300,000 total aggregate principal amount of the 2020 Notes outstanding as at such date. On August 12, 2019, the Company repurchased US$18,000 in principal amount of 2020 Notes. The remaining outstanding 2020 Notes with principal amount of US$131,161 continue to be the obligation of the Company. The Company recognized loss on debt extinguishment of RMB18,895 during the year ended December 31, 2019. On August 4, 2020, the Company repaid the remaining outstanding 2020 Notes with principal amount of US$131,161.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

18.  PERPETUAL CONVERTIBLE PREFERRED SHARES (CONTINUED)

The significant terms of the Series A Preferred Shares are summarized as follows:

Dividends

From and after the original issuance date, cumulative dividends on each Series A Preferred Share will accrue in arrears at the dividend rate of 4.5% per annum on the original issuance price of 1,000 US dollars per subscribed share. All accrued dividends on any Series A Preferred Share will be paid in cash, when, as and if declared by the Board of Directors out of funds legally available therefor or upon a liquidation of the Company.

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

For dividends on cumulative preferred stock classified in permanent equity, dividends are not recognized until declared by the Board of Directors. RMB28,637 dividend was declared by the Company on the conversion date.

Liquidation preference

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Series A Preferred Shares will be entitled to be paid out of the assets of the Company available for distribution to its shareholders before any distribution or payment out of the assets of the Company will be made to the holders of ordinary shares at a preferential amount in cash equal to the greater of (i) the aggregate original issuance price of 1,000 US dollars per Series A Preferred Shares, plus any unpaid, accrued and accumulated dividends on all such Series A Preferred Shares (whether or not declared) and (ii) the aggregate value that such holders of Series A Preferred Shares would have received had all holders of Series A Preferred Shares, immediately prior to such Liquidation, converted all Series A Preferred Shares then outstanding (together with any unpaid, accrued and accumulated dividends thereon) into Class A ordinary shares at the applicable conversion price then in effect.

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

Accounting for the Series A Preferred Shares

The Series A Preferred Shares are classified as permanent equity and initially recorded at the issuance price at the time of closing. There were no embedded features that qualified for bifurcation and separate accounting in accordance with ASC 815-10, Derivatives and Hedging. As the time of closing, beneficial conversion features with the amount of RMB470,643 was recorded as a reduction to the respective preferred shares with an offsetting credit to additional paid-in capital. This amount was immediately accreted back as a deemed distribution to Series A perpetual convertible preferred shareholders.

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

On January 27, 2022, the Company’s board of directors authorized the issuance of 300,000 Series A-1 perpetual convertible preferred shares by re-designation of the authorized but unissued Class A Ordinary Shares. The terms of dividend rights, liquidation preference, conversion right and voting right of Series A-1 perpetual convertible preferred shares are similar with Series A Preferred Shares.

19.  CONVERTIBLE PROMISSORY NOTES

2025 Convertible Notes

During the year ended December 31, 2020 the Company entered into agreements with a group of investors led by Goldman Sachs Asia Strategic Pte. Ltd. (the “Purchasers”) to issue the Company’s convertible promissory note (the “2025 Convertible Notes”) for total gross proceeds of US$200,000. The 2025 Convertible Notes will mature in five years and, bear interest at the rate of 2% per annum from the issuance date which will be payable semiannually in arrears in cash.

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

2025 Convertible Notes (continued)

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

During the years ended December 31, 2020 and 2021, Purchasers of the 2025 Convertible Notes exercised the right to convert 23,710,140 and 42,401,010 newly issued Class A ordinary shares at the conversion price of US$12 per ADS. Upon conversion, the fair value of converted portion was RMB720,547 and RMB1,639,806, respectively. Issuance costs were approximately RMB2,939 and nil, respectively, which were credited to capital accounts with the changes in the fair value up to the conversion date recorded in earning. No conversion rights were exercised by the Purchasers for the year ended December 31, 2022.

The interest expense on the convertible promissory was recorded based on the stated rate of 2% in the interest expense within the consolidated statements of operations. For the years ended December 31, 2020, 2021 and 2022, the interest expense was RMB18,880, RMB9,703 and RMB9,147 (US$1,326), respectively.

As of December 31, 2021 and 2022, the fair value of the remaining 2025 Convertible Notes was RMB513,754 and RMB537,778 (US$77,970), respectively. The changes in fair value gain of convertible promissory notes of RMB829,149 and RMB22,626 (US$3,280) were recognized in the changes in the fair value of convertible promissory notes in the consolidated statement of operations for the years ended December 31, 2021 and 2022, respectively. The fair value changes related to instrument-specific credit risk was nil and nil for the years ended December 31, 2021 and 2022, respectively. As of December 31, 2022, the balance of the 2025 Convertible Notes was presented as current liability since the Purchasers are able to exercise their redemption right upon the third anniversary of the date of issuance during 2023.

2026 Convertible Notes

In January 2021, the Company issued US$600,000 principal amount 0.00% convertible senior notes including US$75,000 sold upon the exercise of the over-allotment option (the “2026 Convertible Notes”). The 2026 Convertible Notes will mature on February 1, 2026 unless redeemed, repurchased or converted prior to such date.

Holders may convert their 2026 Convertible Notes at their option prior to the close of business on the business day immediately preceding August 1, 2025 only under the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending on June 30, 2021 (and only during such calendar quarter), if the last reported sale price of ADSs’, each representing six Class A ordinary shares of the Company, par value US$0.00001 per share, for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day; (2) during the five business day period after any ten consecutive trading day period in which the trading price per 1,000 US dollars principal amount of the 2026 Convertible Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of the ADSs and the conversion rate on each such trading day; (3) if the Company calls the 2026 Convertible Notes for a tax or optional redemption; or (4) upon the occurrence of specified corporate events. On or after August 1, 2025 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert their 2026 Convertible Notes at any time. Upon conversion, the Company will pay or deliver, as the case may be, cash, ADSs, or a combination of cash and ADSs, at its election. If the Company satisfies its conversion obligation solely in cash or through payment and delivery, as the case may be, of a combination of cash and ADSs, the amount of cash and ADSs, if any, due upon conversion will be based on a daily conversion value calculated on a proportionate basis for each trading day in a 40 trading day observation period.

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

19.  CONVERTIBLE PROMISSORY NOTES (CONTINUED)

2026 Convertible Notes (continued)

The initial conversion rate of the 2026 Convertible Notes is 18.3574 of the Company’s ADS per 1,000 US dollars principal amount of the 2026 Convertible Notes (which is equivalent to an initial conversion price of approximately US$54.47 per ADS). The conversion rate will be subject to adjustment in some events. In addition, following certain corporate events that occur prior to the maturity date, if a make-whole fundamental change occurs prior to the maturity date of the 2026 Convertible Notes, or under certain circumstances upon a tax redemption or the Company’s optional redemption, the Company will, in certain circumstances, increase the conversion rate for a holder who elects to convert its 2026 Convertible Notes in connection with such corporate event, such make-whole fundamental change or such notice of tax redemption or notice of optional redemption, as the case may be. Upon conversion, the Company will pay or deliver, as the case may be, cash, ADSs (plus cash in lieu of a fractional ADS) or a combination of cash and ADSs, at its election. The conversion option may be settled in cash, ADSs, or a combination of cash and ADSs at the Company’s option.

The Company may not redeem the 2026 Convertible Notes prior to February 6, 2024 unless certain tax-related events occur. On or after February 6, 2024 and on or prior to the 40th scheduled trading day immediately before the maturity date, the Company may redeem for cash all or part of the 2026 Convertible Notes, at its option, if the last reported sale price of the Company’s ADSs has been at least 130% of the conversion price then in effect on (i) each of at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period ending on, and including, the trading day immediately prior to the date the Company provides notice of redemption; and (ii) the trading day immediately preceding the date the Company sends such notice. Holders of the notes have the right to require the Company to repurchase for cash all of the 2026 Convertible Notes, or any portion of the principal thereof, on February 1, 2024 or in the event of certain fundamental changes. The redemption price will equal 100% of the principal amount of the 2026 Convertible Notes to be redeemed, plus any accrued and unpaid special interest, if any, to, but not including, the redemption date. No sinking fund is provided for the 2026 Convertible Notes.

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

The gross proceeds from issuance of the 2026 Convertible Notes were US$600,000. Debt issuance costs including underwriting commissions and offering expenses were approximately US$13,841, which were presented as deduction from liability and amortized into interest expense over the remaining period of 5 years. As of December 31, 2021 and 2022, the net carrying amount of the 2026 Convertible Notes was RMB3,753,197 and RMB4,119,048 (US$597,206), respectively. For the years ended December 31, 2021 and 2022, no coupon interest expense was recognized. The amortization of issuance costs was RMB16,216 and RMB18,525 (US$2,686) for the years ended December 31, 2021 and 2022, respectively. The effective interest rate was both 0.47% for the years ended December 31, 2021 and 2022.

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

19.  CONVERTIBLE PROMISSORY NOTES (CONTINUED)

2027 Convertible Notes

On January 28, 2022, the Company entered into an investment agreement with funds managed by Blackstone Tactical Opportunities (each fund as an “Investor Party”) to issue the Company’s convertible promissory note (the “2027 Convertible Notes”) with principal amount of US$250,000. The 2027 Convertible Notes will mature in five years unless redeemed or converted prior to maturity date. For any holder that is an Investor Party as of the maturity date, the maturity date shall be extended to the 31st day after the maturity date (the “Investor Maturity Date”) and unless the 2027 Convertible Notes held by such holder have been duly redeemed or converted prior to the Investor Maturity Date, the Company’s repayment obligation to such holder will be satisfied by issuance and delivery of an aggregate number of Series A-1 perpetual convertible preferred shares equal to (1) the remaining portion of the principal amount, divided by (2) 1,000 US dollars, in repayment of the 2027 Convertible Notes. 2027 Convertible Notes bear interest at the rate of 2% per annum and paid in cash semi-annually unless prior written notice is provided to the holders by the Company.

Conversion

2027 Convertible Notes will be convertible at any time on and after the original issuance date, at the option of holders, into Class A ordinary shares of the Company at a conversion price of US$1.8333 per Class A ordinary share, or into ADSs at a conversion price of US$11.00 per ADS. The conversion prices are subject to adjustment under the terms of the 2027 Convertible Notes. The Company may effect a mandatory conversion at its election at any time on or after the third anniversary of the original issuance date, if its ADSs achieve a price threshold of 200% of the conversion price for a specified period.

Redemption

The holders have the right to require the Company to redeem the 2027 Convertible Notes during the Redemption Period as defined below in an amount equal to the sum of: (a) the principal amount of the 2027 Convertible Notes; plus (b) the total amount of the accrued interest, and any stub period interest that has accrued until, but excluding, the date the redemption price is paid in full; plus (c) the incremental amount in case a fundamental change specified in the investment agreement has occurred. Incremental amount is equal to (a) 50% of the principal amount, minus (b) the interest that has already been paid in cash, minus (c) the fair market value of a dividend or distribution paid to the holder in any form other than cash or as Class A Ordinary Shares, minus (d) the accrued interest and minus (e) the stub period interest accrued. Any portion of the redemption price not paid by the Company on the redemption date shall accrue interest at a rate of 10% per annum annually from the redemption date to the date when the redemption price is paid in full.

“Redemption Period” means: (a) in the case of any holder that is the Investor Party, (i) the period commencing on the date of a fundamental adverse regulatory change, a fundamental change or an event of default as defined in the investment agreement and ending on the fifth anniversary of the original issuance date, and (ii) the thirty-day period beginning on the fifth anniversary of the original issuance date; and (b) in the case of any holder that is not Investor Party, the period commencing on the date of a fundamental adverse regulatory change or an event of default and ending on the fifth anniversary of the original issuance date.

The redemption feature is required to be bifurcated as a separate unit of liability account and measured at fair value as it is not clearly and closely related to the debt host contract. The fair value of the redemption feature is immaterial initially and subsequently at year end. After the bifurcation, the 2027 Convertible Notes was accounted for using amortized cost method.

The gross proceeds from issuance of the 2027 Convertible Notes were US$250,000. Debt issuance costs were approximately US$162, which were presented as deduction from liability and amortized into interest expense over the remaining period of 5 years. As of December 31, 2022, the net carrying amount of the 2027 Convertible Notes was RMB1,740,211 (US$252,307). For the year ended December 31, 2022, the coupon interest expense was RMB30,498 (US$4,422) and the amortization of issuance costs was RMB179 (US$26). The effective interest rate was 2.02% for the year ended December 31, 2022.

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

20.  DEFERRED GOVERNMENT GRANTS

During the years ended December 31, 2020, 2021 and 2022, the Company received nil, nil and RMB5,000 government grants respectively from the relevant PRC government authorities for the use in construction of property and equipment. These grants are initially deferred and subsequently recognized in the consolidated statements of operations when the Company has complied with the conditions or performance obligations attached to the related government grants, if any, and the grants are no longer refundable. Grants that subsidize the construction cost of property and equipment are amortized over the life of the related assets as a reduction of the associated depreciation expense.

Movements of deferred government grants were as follows:

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Balance at beginning of the year	8,501	6,174	4,368	633
Additions	—	—	5,000	725
Recognized as a reduction of depreciation expense	(2,327)	(1,806)	(3,050)	(442)
Balance at end of the year	6,174	4,368	6,318	916

21.  ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The changes in accumulated other comprehensive income (loss) by component, net of tax of nil, were as follows:

Foreign currency
translation
RMB
Balance as of January 1, 2020	77,904
Current year other comprehensive loss	(133,439)
Balance as of December 31, 2020	(55,535)
Current year other comprehensive loss	(34,908)
Balance as of December 31, 2021	(90,443)
Current year other comprehensive income	101,465
Balance as of December 31, 2022	11,022
Balance as of December 31, 2022, in US$	1,598

22.  MAINLAND CHINA EMPLOYEE CONTRIBUTION PLAN

As stipulated by the regulations of the PRC, full-time employees of the Company in the PRC participate in a government-mandated multiemployer defined contribution plan organized by municipal and provincial governments. Under the plan, certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Company is required to make contributions to the plan based on certain percentages of employees’ salaries. The total expenses for the plan were RMB77,982, RMB158,673 and RMB191,914 (US$27,825) for the years ended December 31, 2020, 2021 and 2022, respectively.

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

In order to continuously attract and retain talents, the Company adopted a share incentive plan in 2020 (the “2020 Plan”). Under the 2020 Plan, the Company is authorized to issue an aggregate of 46,560,708 Class A ordinary shares of the Company (equal to the sum of (i) 5% of the Company’s share capital as of the date hereof, calculated on an as-converted basis by taking into consideration all the convertible promissory notes issued and to be issued by the Company, and (ii) 7,562,532 Class A ordinary shares reserved under the “2010 Plan” and “2014 Plan” for future grants) will be reserved for future issuance. After adoption of the 2020 Plan, the Company will cease to grant any new awards under the 2010 Plan and 2014 Plan while the 2010 Plan and 2014.

Plan and outstanding awards granted thereunder will remain effective and can be amended by the Company from time to time pursuant to the applicable terms thereto. The 2020 Plan was approved by the Board of Directors and shareholder of the Company on May 13, 2020.

The following table summarized the Company’s employee share option activity under the 2010 Plan:

			Weighted
		Weighted	average
		average	remaining	Aggregate
	Number of	exercise	contractual	intrinsic
	options	price	term	value
		(US$)	(Years)	(US$)
Outstanding, January 1, 2022	362,004	0.17	0.01	—
Exercised	(2,802)	0.15	—	—
Outstanding, December 31, 2022	359,202	0.17	1.96	277
Vested at December 31, 2022	359,202	0.17	1.96	277
Exercisable as of December 31, 2022	359,202	0.17	1.96	277

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the fair value of the underlying stock at each reporting date, for those awards that have an exercise price below the estimated fair value of the Company’s shares. As of December 31, 2022, the Company had options outstanding to purchase an aggregate of 359,202 shares with an exercise price below the fair value of the Company’s shares, resulting in an aggregate intrinsic value of RMB1,911 (US$277).

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

23.  SHARE-BASED COMPENSATION (CONTINUED)

(a)Option granted to employees (continued)

The aggregate fair value at the grant date of the outstanding options as of December 31, 2022 was determined to be RMB5,062 (US$733) The total fair value of share options exercised during the years ended December 31, 2020, 2021 and 2022 was US$594, US$122 and US$4, respectively. The aggregate intrinsic value of options exercised during the years ended December 31, 2020, 2021 and 2022 was US$2,336, US$67, and US$2, respectively.

As of December 31, 2022, the Company has recorded all the share-based compensation expenses in relation to outstanding share options.

(b)Shares granted to management

The Company granted 314,842, 3,534,767 and 866,716 RSUs in 2020, 2021 and 2022, respectively, with performance conditions whereby a predetermined number will vest upon the assignment of an annual performance review in accordance with predetermined performance targets for the grantees over a one or four-year period. As it is probable for the Company to estimate the annual performance review ratings for the individual grantees, the Company recognized the related compensation expenses using the accelerated recognition method.

The Company granted 1,848,701, 298,454 and 22,000 RSUs in 2020, 2021 and 2022, respectively, with performance conditions whereby a predetermined number will vest upon with the achievement of predetermined operation performance targets for the Company. As it is probable for the Company to estimate the operation performance for the Company, the Company recognized the related compensation expenses using the accelerated recognition method.

The following table summarized the Company’s RSUs activity under the 2014 and 2020 Plan:

		Weighted	Weighted
		average	average	Aggregate
	Number of	grant date	remaining	intrinsic
	RSUs	fair value	contractual life	value
		(US$)	(Years)	(US$)
Unvested, January 1, 2022	2,808,129	14.18	7.4	—
Granted	888,716	5.48	—	—
Vested	(944,474)	7.29	—	—
Forfeited	(1,051,507)	17.72	—	—
Unvested, December 31, 2022	1,700,864	11.28	6.1	9,644

Share-based compensation expenses for RSUs are measured based on the closing fair market value of the Company’s ADS on the date of grant and the reporting date for liability classified RSUs, respectively. The aggregate fair value of the unvested RSUs as of December 31, 2022 was RMB66,517 (US$9,644). The weighted average grant date fair value of RSUs granted during the years ended December 31, 2020, 2021 and 2022 was US$22.62, US$12.31 and US$5.48, respectively. The total fair value of RSUs vested during the years ended December 31, 2020, 2021 and 2022 was US$3,866, US$42,672 and US$6,883, respectively.

As of December 31, 2022, there was RMB21,591 (US$3,130) of unrecognized share-based compensation expenses related to RSUs which is expected to be recognized over a weighted average vesting period of 0.4 year. Total unrecognized share-based compensation expenses may be adjusted for future changes when actual forfeitures incurred.

(c)	Share-based compensation due to business combination (Note 4)

For the years ended December 31, 2021 and 2022, the Company recorded compensation cost of RMB55,156 and RMB75,960 (US$11,013) within the Company’s consolidated statements of operations. As of December 31, 2022, there was RMB18,496 (US$2,682) of unrecognized share-based compensation expenses.

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

23.  SHARE-BASED COMPENSATION (CONTINUED)

(c)Share-based compensation due to business combination (Note 4) (continued)

Total share-based compensation expenses relating to share options, RSUs granted to employees and share-based compensation due to business combination recognized for the years ended December 31, 2020, 2021 and 2022 were as follows:

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Cost of revenues	15,251	13,713	563	82
Sales and marketing expenses	38,247	2,545	17,794	2,580
General and administrative expenses	82,672	292,947	85,508	12,397
Research and development expenses	634	10,805	14,305	2,074
	136,804	320,010	118,170	17,133

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

Hong Kong

Subsidiaries in Hong Kong are subject to Hong Kong profits tax rate of 16.5% for the years ended December 31, 2020, 2021 and 2022. A two-tiered profits tax rates regime was introduced in 2018 under which the first HK$2 million of assessable profits earned by an eligible company will be taxed at 8.25% and the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. Additionally, upon payments of dividends by the Company to its shareholders, no HK withholding tax will be imposed.

Taiwan

DYX Taiwan branch is incorporated in Taiwan and is subject to Taiwan profits tax rate of 20% for the years ended December 31, 2020, 2021 and 2022.

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

VNET Beijing was qualified for a High and New Technology Enterprise (“HNTE”) since 2008 and is eligible for a 15% preferential tax rate. In October 2014, VNET Beijing obtained a new certificate and reapplied the certificate in October 2017 and 2020, with a validity term of three years. In accordance with the PRC Income Tax Laws, an enterprise awarded with the HNTE certificate may enjoy a reduced EIT rate of 15%. For the years ended December 31, 2020, 2021 and 2022, the tax rate for VNET Beijing was 15%, 15% and 15%, respectively.

In April 2011, Xi’an Sub, a subsidiary located in Shaanxi Province, was qualified for a preferential tax rate of 15% and started to apply this rate from then on. The preferential tax rate is awarded to companies that are located in West Regions of China which operate in certain encouraged industries. For the years ended December 31, 2020, 2021 and 2022, the tax rate assessed for Xi’an Sub was 15%, 15% and 15%, respectively.

In October 2015, SH Blue Cloud, a subsidiary located in Shanghai, was qualified for a HNTE and became eligible for 15% preferential tax rate. The certificate was reapplied in November 2018 and November 2021 with a validity term of three years. Accordingly, for the years ended December 31, 2020, 2021 and 2022, SH Blue Cloud enjoyed a preferential tax rate of 15%.

In November 2016, SZ DYX, a subsidiary located in Guangdong Province, was qualified for a HNTE and became eligible for 15% preferential tax rate effective for three consecutive years and the certificate was reapplied in November 2019 and December 2022 with a validity term of three years. Accordingly, for the years ended December 31, 2020, 2021 and 2022, SZ DYX enjoyed a preferential tax rate of 15%.

In December 2016, BJ TenxCloud, a subsidiary located in Beijing and the Company acquired in July 2021 (Note 4), was qualified for a HNTE and became eligible for 15% preferential tax rate effective for three consecutive years and the certificate was reapplied in December 2019 and December 2022 with a validity term of three years. Accordingly, for the years ended December 31, 2020, 2021 and 2022, BJ TenxCloud enjoyed a preferential tax rate of 15%.

In December 2019, SH Hesheng, a subsidiary located in Shanghai, in which the Company acquired 100% of the equity in November 2021 (Note 4), was qualified for a HNTE and became eligible for 15% preferential tax rate effective for three consecutive years. For the years ended December 31, 2020, 2021 and 2022, the tax rate assessed for SH Hesheng was 15%, 15% and 25%, respectively.

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

As of December 31, 2022, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. If the Company is deemed as a PRC tax resident, it will be subject to 25% PRC EIT under the New EIT Law on its worldwide income, meanwhile the dividend it receives from another PRC tax resident company will be exempted from 25% PRC income tax. The Company will continue to monitor changes in the interpretation or guidance of this law.

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

24.  TAXATION (CONTINUED)

Enterprise income tax (“EIT”) (continued)

(Loss) income before income taxes consisted of:

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Non-PRC	(2,708,101)	675,369	(421,597)	(61,126)
PRC	137,178	(48,861)	(206,933)	(30,004)
	(2,570,923)	626,508	(628,530)	(91,130)

Income tax expenses comprised of:

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Current	(131,844)	(111,082)	(115,577)	(16,757)
Deferred	22,508	(325)	(17,887)	(2,593)
	(109,336)	(111,407)	(133,464)	(19,350)

The reconciliation of tax computed by applying the statutory income tax rate of 25% for the years ended December 31, 2020, 2021 and 2022 applicable to the PRC operations to income tax expenses were as follows:

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
(Loss) income before income taxes	(2,570,923)	626,508	(628,530)	(91,130)
Income tax benefits (expenses) computed at applicable tax rates (25%)	642,731	(156,627)	157,133	22,782
Non-deductible expenses	(4,117)	(13,116)	(72,156)	(10,462)
Research and development expenses	32,777	45,122	67,789	9,828
Preferential rate	26,554	14,232	(6,163)	(894)
Current and deferred tax rate differences	(36,391)	26,115	15,847	2,298
International rate differences	(711,962)	120,678	(75,119)	(10,891)
Tax exempted income	1,087	14,536	249	36
Foreign investment	(10,263)	(49,815)	(39,224)	(5,687)
Unrecognized tax benefits	(58,449)	(12,338)	(13,674)	(1,983)
Change in valuation allowance	6,465	(79,733)	(135,732)	(19,679)
Prior year provision to return true up	2,232	(22,898)	(28,949)	(4,197)
Others	—	2,437	(3,465)	(501)
Income tax expenses	(109,336)	(111,407)	(133,464)	(19,350)

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

24.  TAXATION (CONTINUED)

Deferred Tax

The significant components of deferred taxes were as follows:

	As of December 31,
	2021	2022
	RMB	RMB	US$
Deferred tax assets
Non-current
Allowance for doubtful debt	46,360	52,658	7,635
Impairment of long-lived assets	40,289	40,784	5,913
Impairment of long-term investment	3,024	3,024	438
Accrued expense	16,836	22,108	3,205
Tax losses	262,209	358,454	51,971
Property and equipment	28,569	38,365	5,562
Intangible assets	5,773	7,142	1,035
Finance lease	386,849	372,997	54,079
Deferred government grant	1,046	1,714	249
Operating lease	623,074	768,638	111,442
Loss picked up on equity method investments	66,121	69,440	10,070
Valuation allowance	(261,960)	(397,457)	(57,626)

Total deferred tax assets, net of valuation allowance	1,218,190	1,337,867	193,973

Deferred tax liabilities
Non-current
Intangible assets	241,090	266,922	38,699
Property and equipment	139,566	360,989	52,338
Capitalized interest expense	28,604	39,606	5,742
Finance lease	306,598	289,586	41,986
Operating lease	623,074	768,638	111,442
Investment in subsidiaries	59,660	98,608	14,299

Total non-current deferred tax liabilities	1,398,592	1,824,349	264,506

Net deferred tax liabilities	(180,402)	(486,482)	(70,533)
Analysis as:
Deferred tax assets	168,002	196,098	28,432
Deferred tax liabilities	348,404	682,580	98,965

Net deferred tax liabilities	(180,402)	(486,482)	(70,533)

As of December 31, 2022, the Company has net tax operating losses from its PRC subsidiaries and its Consolidated VIEs, as per filed tax returns, of RMB1,671,411 (US$242,332), which will expire at various times between 2023 and 2032 and the majority expiring by 2027, if not utilized.

As of December 31, 2022, the undistributed earnings of the Company’s PRC subsidiaries the Company intends to permanently reinvested were RMB1,579,318 (US$228,980). In 2022, other than these indefinitely reinvested amount, the Company has other operation or distribution plan for the new VIE, SH Zhiyan. As of December 31, 2022, the related deferred tax liability accrued was RMB98,608 (US$14,299).

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

24.  TAXATION (CONTINUED)

Deferred Tax (continued)

For the year ended December 31, 2022, addition and expiration of valuation allowance was RMB135,732 (US$19,679) and RMB235 (US$34), respectively.

Unrecognized Tax Benefits

As of December 31, 2021 and 2022, the Company recorded unrecognized tax benefits of RMB77,573 and RMB87,174 (US$12,639), respectively.

The unrecognized tax benefits and its related interest are primarily related to non-deductible expenses and accrued expenses. RMB61,827 of the total unrecognized tax benefits, ultimately recognized, will impact the effective tax rate. It is possible that the amount of uncertain tax benefits will change in the next 12 months, however, an estimate of the range of the possible outcomes cannot be made at this time.

A roll-forward of unrecognized tax benefits principal was as follows:

	For the years ended December 31,
	2021	2022
	RMB	RMB	US$
Balance at beginning of year	62,584	64,854	9,403
Reversal based on tax positions related to prior years	(170)	(418)	(61)
Additions based on tax positions related to the current year	2,440	92	12
Balance at end of year	64,854	64,528	9,354

For the years ended December 31, 2020, 2021 and 2022, the Company recorded interest expense of RMB5,391, RMB6,606 and RMB9,874 (US$1,432), respectively. Accumulated interest expense recorded by the Company was RMB12,718 and RMB22,646 (US$3,285) as of December 31, 2021 and 2022, respectively. As of December 31, 2022, the tax years ended December 31, 2017 through 2022 for the PRC subsidiaries remain open for statutory examination by the PRC tax authorities.

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

25.   RELATED PARTY TRANSACTIONS

a)Related parties *

Name of related parties	Relationship with the Company
Xiaomi Ventures Limited (“Xiaomi”), Xiaomi Communication Technology Co., Ltd., and its subsidiary, Beijing Xiaomi Mobile Software Co., Ltd. (collectively, “Xiaomi Group”) (2)	A company controlled by principal shareholder of the Company before December 30, 2020
King Venture Holdings Limited (“King Venture”) and Beijing Kingsoft Cloud Network Technology Co., Ltd. (“BJ Kingsoft”) (1)	A company controlled by principal shareholder of the Company before December 30, 2020
Beijing Cheetah Mobile Technology Co., Ltd. (“BJ Cheetah”) (1)	A company controlled by principal shareholder of the Company before December 30, 2020
Tuspark Innovation Venture Ltd. (“Tuspark Innovation”)	The controlling shareholder of the Company before April 13,2021
Beijing Tuspark Harmonious Investment Development Co., Ltd. (“Tuspark Harmonious”) (5)	A company controlled by controlling shareholder of the Company before April 13, 2021
Ziguang Financial Leasing Co., Ltd. (“Ziguang Finance Leasing”) (5)	A company controlled by controlling shareholder of the Company before April 13, 2021
Qidi Bus (Beijing) Technology Co., Ltd. (“Qidi Tech”) (5)	A company controlled by controlling shareholder of the Company before April 13, 2021
Beijing Qidi Yefeng Investment Co., Ltd. (“Beijing Qidi Yefeng”) (5)	A company controlled by controlling shareholder of the Company before April 13, 2021
Beijing Huaqing Property Management Co., Ltd. (“Beijing Huaqing”) (5)	A company controlled by controlling shareholder of the Company before April 13, 2021
Shanghai Shibei Hi-Tech Co., Ltd. (“SH Shibei”)	Noncontrolling shareholder of a subsidiary
Shanghai Puping Information Technology Co., Ltd. (“Shanghai Puping”) (4)	A company controlled by minority shareholder of the Company
Beijing Chengyishidai Network Engineering Technology Co., Ltd. (“CYSD”)(3)	Equity investee of the Company
WiFire (Beijing) Technology Co., Ltd. (“WiFire BJ”) (3)	Equity investee of the Company
Beijing Fastweb Network Technology Co., Ltd. (“BJ Fastweb”) (3)	Equity investee of the Company
Jingliang Interconnected Cloud Technology Co., Ltd. (“Jingliang Inter Cloud”)	Equity investee of the Company
Apurimac Partners Limited (“APL”)(6)	A company controlled by an officer of the Company before September 30, 2022
Asialeads Capital (Cayman) Limited(6)	A company in which a director of the Company acts as an executive before September 30, 2022
Beijing New Internet Digital Technology Research Institution Limited (“BJ New Internet”)	Equity investee of the Company
Anhui Suzhou Century Broadband Data Technology Co., Ltd. (“SZ Century”) (7)	A company controlled by an equity investee of principal shareholder of the Company from December 1, 2021 to October 31, 2022
SH Edge Interchange	Equity investee of the Company since September 30, 2022
*	These are the related parties that have engaged in significant transactions with the Company for the years ended December 31, 2020, 2021 and 2022.
(1)	These companies are ultimately controlled by the same party. King Venture made a significant investment in the Company in 2015. These companies ceased to be related parties as the Company repurchased the shares from King Venture on December 30, 2020.
(2)	These companies are ultimately controlled by the same party. Xiaomi made a significant investment in the Company in 2015. These companies ceased to be related parties as the Company repurchased the shares from King Venture on December 30, 2020.
(3)	These entities were disposed by the Company in September 2017, included in WiFire Entities, and determined by the Company as related parties as of December 31, 2020, 2021 and 2022.
(4)	These entities are controlled by Waburg Pincus, a significant minority shareholder of the Company.
(5)	These companies are ultimately controlled by the same party. Tuspark Innovation was the controlling shareholder as of December 31, 2020. These companies ceased to be related parties as the Company repurchased shares from Tuspark Innovation on April 13, 2021.
(6)	These companies were controlled by Samuel Shen, the CEO of Company in 2020. These companies ceased to be related parties as Samuel Shen resigned from the Company in September 2022.
(7)	SZ Century was controlled by an equity investee of a principal shareholder of the Company from December 1, 2021. SZ Century ceased to be a related party as the equity interests in SZ Century was disposed by the equity investee of the principal shareholder on October 31, 2022.

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

25.   RELATED PARTY TRANSACTIONS (CONTINUED)

b)Other than disclosed elsewhere, the Company had the following significant related party transactions for the years ended December 31, 2020, 2021 and 2022:

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Services provided to:
-SZ Century	—	1,445	14,089	2,043
-SH Edge Interchange	—	—	651	94
-Jingliang Inter Cloud	880	480	—	—
-BJ New Internet	—	170	—	—
-Xiaomi Group	527,679	—	—	—
-Qidi Tech	3,478	—	—	—
-BJ Cheetah	98	—	—	—
-BJ Kingsoft	43	—	—	—
-Others	305	144	2	0.3

Services provided by:
-CYSD	38,918	38,918	36,673	5,317
-Beijing Huaqing	4,389	1,254	—	—
-BJ Kingsoft	16,867	—	—	—
-APL	8,124	—	—	—
-Jingliang Inter Cloud	4,956	—	—	—
-Others	796	1,223	513	74

Loan to:
-Shanghai Puping	62,531	75,611	—	—
- BJ New Internet	—	261	—	—
-SH Edge Interchange	—	—	500	72

Interest income from loan to:
-SH Shibei	—	1,321	—	—
-SH Edge Interchange	—	—	1	0.1

Lease deposit paid to:
-Ziguang Finance Leasing	135	—	—	—

Lease payment paid to:
-Ziguang Finance Leasing	30,776	10,431	—	—
-Beijing Qidi Yefeng	4,516	2,154	—	—
-Tuspark Harmonious	43,703	—	—	—

Cash consideration for shares repurchase
-Tuspark Innovation	—	1,701,804	—	—
-King Venture	130,472	—	—	—

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

25.   RELATED PARTY TRANSACTIONS (CONTINUED)

c)The Company had the following related party balances as of December 31, 2021 and 2022:

	As of December 31,
	2021	2022
	RMB	RMB	US$
Amounts due from related parties:
Current:
-Shanghai Puping	138,142	138,142	20,029
- SZ Century	16,996	—	—
-SH Shibei	11,121	11,121	1,612
- BJ New Internet	441	441	64
-SH Edge Interchange	—	1,191	173
-Others	1,267	1,194	173
	167,967	152,089	22,051
Amounts due to related parties:
Current:
- CYSD	6,870	6,398	928
-APL	765	—	—
- SZ Century	571	—	—
-Others	566	530	76
	8,772	6,928	1,004

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

In accordance with the PRC Regulations on Enterprises with Foreign Investment and the articles of association of the Company’s PRC subsidiaries, a foreign-invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign-invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. VNET China was established as a foreign-invested enterprise and, therefore, is subject to the above mandated restrictions on distributable profits. As of December 31, 2021, and 2022, the Company’s PRC subsidiaries had appropriated RMB74,462 and RMB77,995 (US$11,308), respectively, in its statutory reserves.

As a result of these PRC laws and regulations subject to the limit discussed above that require annual appropriations of 10% of after-tax income to be set aside, prior to payment of dividends as general reserve fund, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. Amounts restricted include paid-in capital, additional paid in capital and statutory reserve funds of the Company’s PRC subsidiaries and the equity of the Consolidated VIEs, as determined pursuant to PRC generally accepted accounting principles, totaling an aggregate of RMB13,157,965 (US$1,907,726) as of December 31, 2022.

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

27.  (LOSS) EARNING PER SHARE

Basic and diluted (loss) earning per share for each of the years presented were calculated as follows:

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Numerator:
Net (loss) earning	(2,680,259)	515,101	(761,994)	(110,480)
Net income attributable to noncontrolling interest	(29,088)	(15,003)	(13,958)	(2,024)
Net (loss) earning attributable to the Company	(2,709,347)	500,098	(775,952)	(112,504)
Plus undeclared cumulative dividend on perpetual convertible preferred shares	(22,806)	—	—	—
Deemed distribution to perpetual convertible preferred shareholders	(470,643)	—	—	—
Dividend distribution to perpetual convertible preferred shareholders	—	(5,831)	—	—
Adjusted net (loss) earning attributable to ordinary shareholders - Basic	(3,202,796)	494,267	(775,952)	(112,504)

Changes in the fair value of convertible promissory notes	—	(829,149)	—	—
Adjusted interest for convertible promissory notes	—	9,703	—	—
Adjusted net loss attributable to ordinary shareholders -Diluted	(3,202,796)	(325,179)	(775,952)	(112,504)

Denominator:
Weighted average number of shares outstanding—basic	716,888,919	865,352,554	886,817,620	886,817,620
Weighted average number of shares outstanding—diluted	716,888,919	911,591,433	886,817,620	886,817,620
(Loss) earning per share—Basic:
Net (loss) earning	(4.47)	0.57	(0.87)	(0.13)
	(4.47)	0.57	(0.87)	(0.13)
Loss per share—Diluted:
Net loss	(4.47)	(0.36)	(0.87)	(0.13)
	(4.47)	(0.36)	(0.87)	(0.13)

During the year ended December 31, 2021, the Company issued 7,800,000 ordinary shares to its share depositary bank which will be used to settle stock option awards upon their exercise. No consideration was received by the Company for this issuance of ordinary shares. These ordinary shares are legally issued and outstanding but are treated as escrowed shares for accounting purposes and therefore, have been excluded from the computation of loss per share. Any ordinary shares not used in the settlement of stock option awards will be returned to the Company.

Stock options, RSUs, the Company’s 2025 Convertible Notes, 2026 Convertible Notes and 2027 Convertible Notes (Note 19) or other potentially dilutive equity instruments were excluded from the calculation of diluted loss earnings per share if they were anti-dilutive.

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

During the years ended December 31, 2020 and 2021, Purchaser of the 2025 Convertible Notes exercised the right to convert approximately 23.7% and 42.3% of the total principal amount issued to 23,710,140 and 42,401,010 newly issued Class A ordinary shares at the conversion price of US$12 per ADS, respectively.

In June 2020, the Company issued 150,000 Series A Preferred Shares. On March 1, 2021, all 150,000 Series A Preferred Shares have been converted into 54,507,816 Class A Ordinary Shares.

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

During the year ended December 31, 2021, 16,680,000 Class A ordinary shares were issued to settle the share options exercised and RSUs vested.

During the year ended December 31, 2021, the Company issued 7,800,000 Class A ordinary shares to its share depositary bank which will be used to settle stock option awards upon their exercise. No consideration was received by the Company for this issuance of ordinary shares. These ordinary shares are legally issued and outstanding but are treated as escrowed shares for accounting purposes.

On January 27, 2022, the Company’s board of directors authorized the issuance of 300,000 Series A-1 perpetual convertible preferred shares by re-designation of the authorized but unissued Class A Ordinary Shares.

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

Assets and liabilities measured at fair value on a recurring basis include cash equivalent, available-for-sale debt securities, the 2025 Convertible Notes and share consideration due to the original shareholders for business combination. Liabilities measured at amortized cost method include the 2026 Convertible Notes and the 2027 Convertible Notes. The fair value of these financial instruments are summarized below:

	Fair value measurement using:
	Quoted prices in	Significant other
	active markets for	observable	Unobservable
	identical assets	inputs	inputs	Fair value at
	(Level 1)	(Level 2)	(Level 3)	December 31, 2021
	RMB	RMB	RMB	RMB
Cash equivalents:
- Time deposits	15,013	—	—	15,013
Long-term investments:
- Available-for-sale debt securities	—	—	1,600	1,600
Assets	15,013	—	1,600	16,613
Convertible promissory notes
- 2025 Convertible promissory notes	—	—	513,754	513,754
- 2026 Convertible promissory notes	3,021,852	—	—	3,021,852
Accrued expenses and other payables:
- Share consideration due to the original shareholders for business combination (Note 4)	—	—	214,577	214,577
Liabilities	3,021,852	—	728,331	3,750,183

	Fair value measurement using:
	Quoted prices in	Significant other
	active markets for	observable	Unobservable
	identical assets	inputs	inputs	Fair value at
	(Level 1)	(Level 2)	(Level 3)	December 31, 2022
	RMB	RMB	RMB	RMB	US$
Long-term investments:
- Available-for-sale debt securities	—	—	1,600	1,600	232
Assets	—	—	1,600	1,600	232

Convertible promissory notes
- 2025 Convertible promissory notes	—	—	537,778	537,778	77,970
- 2026 Convertible promissory notes	3,446,432	—	—	3,446,432	499,686
- 2027 Convertible promissory notes	—	—	1,858,095	1,858,095	269,398
Liabilities	3,446,432	—	2,395,873	5,842,305	847,054

Cash equivalents and 2026 Convertible Notes are classified within Level 1 because they are valued by using quoted market prices.

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

29.  FAIR VALUE MEASUREMENTS (CONTINUED)

The 2025 Convertible Notes, the 2027 Convertible Notes, share consideration due to the original shareholders for business combination, and long-term investments are classified within Level 3. The fair value of share consideration due to the original shareholders for business combination as of December 31, 2021 (Note 4) was estimated using Monte Carlo simulation model that involves several parameters including the share price, share price volatility and risk-free rate. The fair value of 2025 Convertible Notes and 2027 Convertible Notes is measured using binomial tree pricing model that involves several parameters including the Company’s stock price, stock price volatility determined from the Company’s historical stock prices, the remaining maturity term and the discount rate. The fair value of 2025 Convertible Notes as of December 31, 2021 and 2022 is estimated with the following key assumptions:

	As of December 31,
	2021	2022
Volatility	72.00%-73.00%	94.00%-96.00%
Discount rate	14.00%	16.00%
Risk-free interest rate	1.00%-1.03%	4.23%-4.28%

The assumptions are inherently uncertain and subjective. Changes in any unobservable inputs may have a significant impact on the fair value of 2025 Convertible Notes.

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

The following table presented a reconciliation of all liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3):

2025 Convertible Notes
RMB
Fair value at issuance date (Note 19)	3,014,057
Foreign exchange loss	(31,348)
Changes in the fair value	(829,149)
Reclassification to equity	(1,639,806)
Fair value at December 31, 2021	513,754
Foreign exchange gain	46,650
Changes in the fair value	(22,626)
Fair value at December 31, 2022	537,778
Fair value at December 31, 2022 (US$)	77,970

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

29.  FAIR VALUE MEASUREMENTS (CONTINUED)

Share consideration due to the original
shareholders for business combination
RMB
Fair value at grant date (Note 4)	214,953
Changes in the fair value	(376)
Fair value at December 31, 2021	214,577
Transfer out of Level 3 (Note 4)	(214,577)
Fair value at December 31, 2022	—
Fair value at December 31, 2022 (US$)	—

Assets measured at fair value on a non-recurring basis

The Company measures certain non-financial assets on a nonrecurring basis. The Company’s non-financial long-lived assets, such as intangible assets, goodwill and fixed assets, would be measured at fair value only if they were determined to be impaired on an other-than-temporary basis. The fair values of non-financial long-lived assets were measured under income approach, based on the Company’s best estimation which primarily includes significant unobservable inputs (level 3) such as future cash flows and discount rate.

30.  COMMITMENTS AND CONTINGENCIES

Capital commitments

As of December 31, 2022, the Company has the following commitments to purchase certain computer and network equipment and construction-in-progress:

	RMB	US$
For the year ending December 31,
2023	1,615,667	234,250
2024	81,478	11,813
2025	8,420	1,221
2026	874	127
2027	11,371	1,649
2028 and thereafter	104	15
	1,717,914	249,075

Bandwidth and cabinet capacity purchase commitments

As of December 31, 2022, the Company has outstanding purchase commitments in relation to bandwidth and cabinet capacity consisting of the following:

	RMB	US$
For the year ending December 31,
2023	1,075,436	155,924
2024	439,850	63,772
2025	221,724	32,147
2026	209,410	30,362
2027	36,746	5,328
2028 and thereafter	49,577	7,188
	2,032,743	294,721

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

30.  COMMITMENTS AND CONTINGENCIES (CONTINUED)

Income Taxes

As of December 31, 2022, the Company has recognized an accrual of RMB87,174 (US$12,639) for unrecognized tax benefits and its interest (Note 24). The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of status of limitation. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties.

Operating Litigation

In the ordinary course of business, the Company may from time to time be involved in legal proceedings and litigations. As of December 31, 2021 and 2022, the Company did not consider an unfavorable outcome in any material respects in the outstanding legal proceedings and litigations to be probable.

31.  SUBSEQUENT EVENTS

On February 15, 2023, the Company’s board of directors approved and authorized the issuance of up to 555,000 newly created Class D ordinary shares to Mr. Sheng Chen, the executive chairman of the board. The Class D ordinary shares will have the same rights as the existing Class B ordinary shares except for voting rights, and holders of Class D ordinary shares shall be entitled to 500 votes per share on all matters submitted to shareholder vote. As of the date of this annual report, no Class D ordinary shares have been issued.

In March and April 2023, the Company received notices from certain holders of the 2025 Convertible Notes, requiring the Company to redeem the 2025 Convertible Notes at 109% of the principal amount of US$64,000 plus all accrued but unpaid interest within three months since the receipt of notices.

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

32.  PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

		As of December 31,
	Notes	2021	2022
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		100,019	7,661	1,111
Prepaid expenses and other current assets		93,546	99,962	14,493
Amounts due from subsidiaries	(b)	9,844,114	12,399,253	1,797,722
Total current assets		10,037,679	12,506,876	1,813,326

Non-current assets:
Investments in subsidiaries		2,333,998	1,484,730	215,266
Total non-current assets		2,333,998	1,484,730	215,266
Total assets		12,371,677	13,991,606	2,028,592
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables		54,893	88,225	12,791
Account payables		51	56	8
Convertible promissory notes		—	537,778	77,970
Amount due to related parties		765	—	—
Amounts due to subsidiaries	(b)	806,788	896,675	130,005
Total current liabilities		862,497	1,522,734	220,774

Non-current liabilities:
Convertible promissory notes		4,266,951	5,859,259	849,513
Total non-current liabilities		4,266,951	5,859,259	849,513
Total liabilities		5,129,448	7,381,993	1,070,287
Shareholders’ equity:
Class A Ordinary shares (par value of US$0.00001 per share; 1,199,790,000 and 1,199,490,000 shares authorized; 859,932,323 and 859,932,323 shares issued and outstanding as of December 31, 2021 and 2022, respectively)		56	56	8
Class B Ordinary Shares (par value of US$0.00001 per share; 300,000,000 and 300,000,000 shares authorized; 30,721,723 and 30,721,723 shares issued and outstanding as of December 31, 2021 and 2022, respectively)		4	4	1
Class C Ordinary Shares (par value of US$0.00001 per share; 60,000 and 60,000 shares authorized; 60,000 and 60,000 shares issued and outstanding as of December 31, 2021 and 2022, respectively)		—	—	—
Additional paid-in capital		15,198,055	15,239,926	2,209,582
Accumulated other comprehensive (loss) income		(90,443)	11,022	1,598
Accumulated deficit		(7,515,920)	(8,291,872)	(1,202,208)
Treasury stock		(349,523)	(349,523)	(50,676)
Total shareholders’ equity		7,242,229	6,609,613	958,305
Total liabilities and shareholders’ equity		12,371,677	13,991,606	2,028,592

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, unless otherwise stated)

32.  PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

Condensed statements of operations

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Operating expenses
General and administrative expenses	(94,175)	(275,881)	(36,219)	(5,251)
Operating loss	(94,175)	(275,881)	(36,219)	(5,251)
Other loss	(168,656)	(119,932)	(247,083)	(35,825)
Changes in the fair value of convertible promissory notes	(2,544,220)	829,149	22,626	3,280
Share of profits (losses) from subsidiaries and Consolidated VIEs	97,704	66,762	(515,276)	(74,708)
Net (loss) income attributable to VNET Group, Inc.	(2,709,347)	500,098	(775,952)	(112,504)
Income tax expense	—	—	—	—
Net (loss) income	(2,709,347)	500,098	(775,952)	(112,504)

Condensed statements of comprehensive (loss) income

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Net (loss) income	(2,709,347)	500,098	(775,952)	(112,504)
Other comprehensive (loss) income, net of tax of nil:
Foreign currency translation adjustments, net of tax of nil	(133,439)	(34,908)	101,465	14,711
Other comprehensive (loss) income, net of tax of nil:	(133,439)	(34,908)	101,465	14,711
Comprehensive (loss) income	(2,842,786)	465,190	(674,487)	(97,793)
Comprehensive (loss) income attributable to VNET Group, Inc.	(2,842,786)	465,190	(674,487)	(97,793)

Condensed statements of cash flows

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Net cash used in operating activities	(743,944)	(218,664)	(14,927)	(2,163)
Net cash (used in) generated from investing activities	(3,036,370)	113,530	(1,670,058)	(242,136)
Net cash generated from financing activities	3,598,441	143,037	1,592,627	230,909
Net (decrease) increase in cash and cash equivalents and restricted cash	(181,873)	37,903	(92,358)	(13,390)
Cash and cash equivalents and restricted cash at beginning of the year	243,989	62,116	100,019	14,501
Cash and cash equivalents and restricted cash at end of the year	62,116	100,019	7,661	1,111

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

(a)  Basis of presentation (continued)

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted and as such, these Company-only financial statements should be read in conjunction with the Company’s consolidated financial statements.

(b)	Related party transactions

The Company had the following related party balances as of December 31, 2021 and 2022:

	As of December 31,
	2021	2022
	RMB	RMB	US$
Amounts due from subsidiaries
- VNET HK	7,195,150	9,492,742	1,376,318
- WiFire Open Network Group Ltd.	2,286,602	2,513,185	364,378
- VNET Future Technology Limited	306,034	334,301	48,469
- VNET Mobile	55,679	57,972	8,405
- Others	649	1,053	152
	9,844,114	12,399,253	1,797,722
Amounts due to subsidiaries
- DYX	462,551	525,048	76,125
- HongKong Fastweb Holdings Co., Limited	212,778	232,432	33,699
- VNET Beijing	76,453	63,016	9,136
- Others	55,006	76,179	11,045
	806,788	896,675	130,005