Form 20-F/A
period 2022-12-31
VNET Group, Inc.
filed 2024-02-01
CIK 1508475

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No.1)

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

Chaoyang District

Beijing, 100016

The People's Republic of China

(Address of principal executive offices)

Mr. Qiyu Wang, Chief Financial Officer

VNET Group, Inc.

Guanjie Building, Southeast 1st Floor

10# Jiuxianqiao East Road

Chaoyang District

Beijing, 100016

The People's Republic of China

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 859,932,323 Class A ordinary shares (excluding treasury shares and Class A ordinary shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards), 30,721,723 Class B ordinary shares and 60,000 Class C ordinary shares, par value US$0.00001 per share, were outstanding as of December 31, 2022.

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S- T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

Auditor Name:	Location:	PCAOB ID:
KPMG Huazhen LLP	Beijing, China	1186
Ernst & Young Hua Ming LLP	Shanghai, China	1408

TABLE OF CONTENTS

-i-

EXPLANATORY NOTE

VNET Group, Inc. (the “Company”) is filing this Amendment No. 1 on the Form 20-F/A (this “Amendment No. 1”) to amend its annual report on Form 20-F for the fiscal year ended December 31, 2022 as originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 26, 2023 (the “Original Filing”), to address certain comments from the staff of the SEC in relation to the Original Filing. In addition, as required by Rule 12b-15 of the Securities and Exchange Act of 1934, as amended, the Company is filing or furnishing the certifications required under Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 as exhibits to this Amendment No. 1.

Accordingly, the Company is restating in their entirety the following sections of the Original Filing: (i) “Part II – Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections” and (ii) “Part III – Item 19. Exhibits” in this Amendment No. 1.

This Amendment No. 1 speaks as of the date of the Original Filing, or April 26, 2023. No attempt has been made in this Amendment No. 1 to modify or update in any way the financial statements or any other items or disclosure in the Original Filing. Except as specifically noted herein, this Amendment No. 1 does not amend, update or restate any of the information previously included in the Original Filing, nor does this Amendment No. 1 reflect any event that has occurred after the date of the Original Filing. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Filing and the Company’s other filings with the SEC subsequent to April 26, 2023.

PART II

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

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

As of the date of this annual report, (i) to our best knowledge, except for (a) a 49% equity interest in Shanghai Wantong VNET Information Technology Co., Ltd., a subsidiary of one of the VIEs, Beijing Yiyun Network Technology Co., Ltd., which is beneficially owned by a PRC state-owned enterprise in Shanghai and (b) a 40% equity interest in Hangzhou Hanggang Shilian Cloud Technology Co., Ltd., a subsidiary of Beijing Yiyun Network Technology Co., Ltd., which is beneficially owned by a PRC state-owned enterprise in Hangzhou, Zhejiang province, none of ordinary shares of, or equity interest in, VNET Group, Inc., its subsidiaries, the VIEs, and the VIEs’ subsidiaries is held by governmental entities in mainland China, Hong Kong, Singapore, the British Virgin Islands or the Cayman Islands in which such entities are incorporated; (ii) to our best knowledge, no governmental entities in mainland China, the applicable foreign jurisdiction with respect to our independent registered public accounting firm, have a controlling financial interest with respect to VNET Group, Inc., its subsidiaries, the VIEs and the VIEs’ subsidiaries; (iii) to our best knowledge, no member of the boards of directors of VNET Group, Inc., its subsidiaries, the VIEs and the VIEs’ subsidiaries is an official of the Chinese Communist Party; and (iv) the currently effective memorandum and articles of associate of each of VNET Group, Inc., its subsidiaries, the VIEs and the VIEs’ subsidiaries do not contain charter or the text of charter of the Chinese Communist Party.

PART III

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document
1.1**	Fifth Amended and Restated Memorandum and Articles of Incorporation of the Registrant
2.1	Specimen American Depositary Receipt of the Registrant (incorporated by reference to Exhibit 4.1 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)
2.2	Specimen Certificate for Class A Ordinary Shares of the Registrant (incorporated by reference to Exhibit 4.2 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)
2.3	Deposit Agreement among the Registrant, the depositary and holders and beneficial holders of the American Depositary Shares (incorporated by reference to Exhibit 4.3 from our registration statement on Form S-8 (File No. 333-177273), as amended, filed with the Commission on October 13, 2011)
2.4	Amended and Restated Shareholders Agreement between the Registrant and other parties therein dated January 14, 2011 (incorporated by reference to Exhibit 4.4 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)
2.5*	Description of securities
2.6	Indenture dated April 15, 2019 constituting US$300 million 7.875% Senior Notes due 2021 between the Registrant and Citicorp International Limited, as trustee (incorporated by reference to Exhibit 2.6 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 12, 2020)
2.7	Indenture dated January 26, 2021 constituting US$600 million 0.00% Convertible Senior Notes due 2026 between the Registrant and Citicorp International Limited, as trustee (incorporated by reference to Exhibit 2.7 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 28, 2021)
4.1	Form of Indemnification Agreement between the Registrant and its Directors (incorporated by reference to Exhibit 10.3 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)
4.2	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.4 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)
4.3	English translation of Loan Agreement dated January 28, 2011, between 21Vianet Data Center Co., Ltd. (which is referred to as VNET Data Center Co., Ltd. in this annual report) and the shareholders of Beijing aBitCool Network Technology Co., Ltd. (which later changed its name to Beijing Yiyun Network Technology Co., Ltd.) (incorporated by reference to Exhibit 4.7 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 19, 2013)
4.4	English translation of Share Pledge Agreement dated February 23, 2011, among 21Vianet Data Center Co., Ltd. (which is referred to as VNET Data Center Co., Ltd. in this annual report), Beijing aBitCool Network Technology Co., Ltd. (which later changed its name to Beijing Yiyun Network Technology Co., Ltd.) and the shareholders of Beijing aBitCool Network Technology Co., Ltd. (which later changed its name to Beijing Yiyun Network Technology Co., Ltd.) (incorporated by reference to Exhibit 10.6 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)
4.5	English translation of Form Irrevocable Power of Attorney, by the shareholders of Beijing aBitCool Network Technology Co., Ltd. (which later changed its name to Beijing Yiyun Network Technology Co., Ltd.) (incorporated by reference to Exhibit 10.7 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)
4.6	English Translation of Power of Attorney dated September 30, 2010, by 21Vianet Data Center Co., Ltd. (which is referred to as VNET Data Center Co., Ltd. in this annual report) (incorporated by reference to Exhibit 10.8 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)
4.7	Exclusive Technical Consulting and Services Agreement dated December 19, 2006, between 21Vianet Data Center Co., Ltd. (which is referred to as VNET Data Center Co., Ltd. in this annual report) and Beijing aBitCool Network Technology Co., Ltd. (which later changed its name to Beijing Yiyun Network Technology Co., Ltd.) (incorporated by reference to Exhibit 10.9 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)
4.8	Optional Share Purchase Agreement dated December 19, 2006, among 21Vianet Data Center Co., Ltd. (which is referred to as VNET Data Center Co., Ltd. in this annual report), 21Vianet System Limited (which later changed its name to Beijing aBitCool Network Technology Co., Ltd. and then to Beijing Yiyun Network Technology Co., Ltd.), Beijing 21Vianet Broad Band Data Center Co., Ltd. (which is referred to as Beijing VNET Broad Band Data Center Co., Ltd. in this annual report) and the shareholders of Beijing aBitCool Network Technology Co., Ltd. (which later changed its name to Beijing Yiyun Network Technology Co., Ltd.) (incorporated by reference to Exhibit 10.10 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)
4.9	Commitment Letter dated September 30, 2010, by AsiaCloud Inc. (which later changed its name to 21Vianet Group, Inc. and then to VNET Group, Inc.), 21Vianet Data Center Co., Ltd. (which is referred to as VNET Data Center Co., Ltd. in this annual report), Sheng Chen and Jun Zhang (incorporated by reference to Exhibit 4.13 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 19, 2013)
4.10	2010 Share Incentive Plan, as amended on January 14, 2011 and July 6, 2012 (incorporated by reference to Exhibit 10.12 from our Form S-8 (File No. 333-187695), initially filed with the Commission on April 3, 2013)
4.11	English summary of Property Lease Agreement dated February 4, 2013, between Beijing Xingguang Tuocheng Investment Co., Ltd. and Beijing 21Vianet Broad Band Data Center Co., Ltd. (which is referred to as Beijing VNET Broad Band Data Center Co., Ltd. in this annual report) (incorporated by reference to Exhibit 4.18 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 19, 2013)

Exhibit Number	Description of Document
4.12	Investor Rights Agreement dated January 15, 2015, among 21Vianet Group, Inc. (which later changed its name to VNET Group, Inc.), King Venture Holdings Limited, Xiaomi Ventures Limited and certain other parties named therein (incorporated by reference to Exhibit 7.04 from Form Schedule 13D (File No. 005-86326), initially filed by King Venture Holdings Limited and other filers with the Commission on January 20, 2015)
4.13	Registration Rights Agreement dated January 15, 2015, among 21Vianet Group, Inc. (which later changed its name to VNET Group, Inc.), King Venture Holdings Limited and Xiaomi Ventures Limited (incorporated by reference to Exhibit 7.05 from Form Schedule 13D (File No. 005-86326), initially filed by King Venture Holdings Limited and other filers with the Commission on January 20, 2015)
4.14	English translation of Loan Agreement dated January 11, 2021, between Abitcool (China) Broadband Inc. and Sheng Chen (incorporated by reference to Exhibit 4.14 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 28, 2021)
4.15	English translation of Equity Pledge Agreement dated January 11, 2021, between Abitcool (China) Broadband Inc. and Sheng Chen (incorporated by reference to Exhibit 4.15 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 28, 2021)
4.16	English translation of Form Irrevocable Power of Attorney dated January 11, 2021, by Sheng Chen, the sole shareholder of WiFire Network Technology (Beijing) Co., Ltd. (previously known as aBitcool Small Micro Network Technology (BJ) Co., Ltd.) (incorporated by reference to Exhibit 4.16 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 28, 2021)
4.17	English translation of Power of Attorney dated January 11, 2021, by Abitcool (China) Broadband Inc. (incorporated by reference to Exhibit 4.17 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 28, 2021)
4.18	English translation of Exclusive Technology Consulting and Services Agreement dated January 11, 2021, between Abitcool (China) Broadband Inc. and WiFire Network Technology (Beijing) Co., Ltd. (previously known as aBitcool Small Micro Network Technology (BJ) Co., Ltd.) (incorporated by reference to Exhibit 4.18 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 28, 2021)
4.19	English translation of Exclusive Services Agreement dated January 11, 2021, between Abitcool (China) Broadband Inc. and WiFire Network Technology (Beijing) Co., Ltd. (previously known as aBitcool Small Micro Network Technology (BJ) Co., Ltd.) (incorporated by reference to Exhibit 4.19 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 28, 2021)
4.20	English translation of Exclusive Call Option Agreement dated January 11, 2021, among WiFire Group Inc. (previously known as aBitcool Broadband Inc.), Sheng Chen and WiFire Network Technology (Beijing) Co., Ltd. (previously known as aBitcool Small Micro Network Technology (BJ) Co., Ltd.) (incorporated by reference to Exhibit 4.20 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 28, 2021)
4.21	English translation of Commitment Letter dated January 11, 2021 by Sheng Chen and WiFire Network Technology (Beijing) Co., Ltd. (previously known as aBitcool Small Micro Network Technology (BJ) Co., Ltd.) (incorporated by reference to Exhibit 4.21 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 28, 2021)
4.22	English translation of Commitment Letter dated January 11, 2021 by WiFire Group Inc. (previously known as aBitcool Broadband Inc.) (incorporated by reference to Exhibit 4.22 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 28, 2021)
4.23	2014 Share Incentive Plan, as amended on April 1, 2015 and December 22, 2017 (incorporated by reference to Exhibit 10.1 from our Form S-8 (File No. 333-222521), initially filed with the Commission on January 12, 2018)
4.24	Share Subscription Agreement, dated May 23, 2016, between 21Vianet Group Inc. (which later changed its name to VNET Group, Inc.) and Tuspark Innovation Venture Limited (incorporated by reference to Exhibit 7.02 from Form Schedule 13D (File No. 005-86326), initially filed by Tuspark Innovation Venture Limited and other filers with the Commission on July 13, 2016)
4.25	English translation of the Supplemental Agreement to the Optional Share Purchase Agreement, dated December 19, 2016, by and among 21Vianet Data Center Co., Ltd. (which is referred to as VNET Data Center Co., Ltd. in this annual report), Beijing Yiyun Network Technology Co., Ltd., Beijing 21Vianet Broad Band Data Center Co., Ltd. (which is referred to as Beijing VNET Broad Band Data Center Co., Ltd. in this annual report) and the shareholders of Beijing Yiyun Network Technology Co., Ltd. (incorporated by reference to Exhibit 4.37 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 12, 2017)
4.26	English translation of the Supplemental Agreement to the Exclusive Technical Consulting and Services Agreement, dated December 19, 2016, by and among 21Vianet Data Center Co., Ltd. (which is referred to as VNET Data Center Co., Ltd. in this annual report), Beijing Yiyun Network Technology Co., Ltd., and Beijing 21Vianet Broad Band Data Center Co., Ltd. (which is referred to as Beijing VNET Broad Band Data Center Co., Ltd. in this annual report) (incorporated by reference to Exhibit 4.38 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 12, 2017)
4.27	English translation of the equity interest purchase agreement dated September 27, 2017, by and among Beijing TUS Yuanchuang Technology Development Co., Ltd., a company wholly owned by Tus-Holdings, Beijing 21Vianet Broad Band Data Center Co., Ltd. (which is referred to as Beijing VNET Broad Band Data Center Co., Ltd. in this annual report), WiFire Network Technology (Beijing) Co., Ltd., WiFire (Beijing) Technology Co., Ltd., Guangzhou Gehua Network Technology and Development Company Limited, Beijing Chengyishidai Network Technology Co., Ltd., Zhiboxintong (Beijing) Network Technology Co., Ltd., Beijing Fastweb Network Technology Co., Ltd. and Guangzai Wuxian (Shanghai) Network Technology Co., Ltd (incorporated by reference to Exhibit 4.30 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 12, 2018)

Exhibit Number	Description of Document
4.28	English translation of the lease dated August 15, 2018 by and between the Beijing 21Vianet Broad Band Data Center Co., Ltd. (which is referred to as Beijing VNET Broad Band Data Center Co., Ltd. in this annual report) and Beijing Tuspark Harmonious Investment Development Co., Ltd. (incorporated by reference to Exhibit 4.33 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on March 27, 2019)
4.29	2020 Share Incentive Plan (incorporated herein by reference to Exhibit 99.1 on Form 6-K furnished to the Commission on May 29, 2020)
4.30	Amended and Restated Investment Agreement dated July 24, 2019 by and among 21Vianet Group, Inc. (which later changed its name to VNET Group, Inc.), 21Vianet DRP Investment Holdings Limited (which later changed its name to VNET DRP Investment Holdings Limited) and Marble Stone Holdings Limited (incorporated by reference to Exhibit 4.28 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 2, 2020)
4.31	Restructuring Agreement dated July 24, 2019 by and among 21Vianet Group, Inc. (which later changed its name to VNET Group, Inc.), 21Vianet DRP Investment Holdings Limited (which later changed its name to VNET DRP Investment Holdings Limited) and Marble Stone Holdings Limited (incorporated by reference to Exhibit 4.29 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 2, 2020)
4.32	Amendment to Restructuring Agreement dated January 15, 2020 by and among 21Vianet Group, Inc. (which later changed its name to VNET Group, Inc.), 21Vianet DRP Investment Holdings Limited (which later changed its name to VNET DRP Investment Holdings Limited) and Marble Stone Holdings Limited (incorporated by reference to Exhibit 4.30 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 2, 2020)
4.33	Share Subscription Agreement dated October 14, 2019 by and between 21Vianet Group, Inc. (which later changed its name to VNET Group, Inc.) and Personal Group Limited (incorporated by reference to Exhibit 4.31 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 2, 2020)
4.34	Form of Note Purchase Agreement by and between 21Vianet Group, Inc. (which later changed its name to VNET Group, Inc.) and a purchaser (incorporated by reference to Exhibit 99.2 from our Form 6-K (File No. 001-35126), initially furnished with the Commission on February 20, 2020)
4.35	English translation of Equity Pledge Agreement dated December 10, 2020, among Shanghai Edge Connect Technology Co., Ltd. and the shareholder of Shanghai Zhiyan Yunwei Technology Co., Ltd. (incorporated by reference to Exhibit 4.35 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 28, 2021)
4.36	English translation of Power of Attorney dated December 10, 2020, by the shareholder of Shanghai Zhiyan Yunwei Technology Co., Ltd. (incorporated by reference to Exhibit 4.36 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 28, 2021)
4.37	English translation of Exclusive Technical Consulting and Service Agreement dated December 10, 2020, between Shanghai Edge Connect Technology Co., Ltd. and Shanghai Zhiyan Yunwei Technology Co., Ltd. (incorporated by reference to Exhibit 4.37 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 28, 2021)
4.38	English translation of Exclusive Call Option Agreement dated December 10, 2020, among Shanghai Edge Connect Technology Co., Ltd., Shanghai Zhiyan Yunwei Technology Co., Ltd. and its shareholder (incorporated by reference to Exhibit 4.38 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 28, 2021)
4.39	English translation of Letter of Undertaking dated December 10, 2020, by Shanghai Zhiyan Yunwei Technology Co., Ltd. and its shareholder (incorporated by reference to Exhibit 4.39 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 28, 2021)
4.40	English translation of Letter of Undertaking dated December 10, 2020, by Shanghai Edge Connect Technology Co., Ltd. (incorporated by reference to Exhibit 4.40 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 28, 2021)
4.41	English translation of Supplementary Exclusive Technical Consulting and Service Agreement dated December 10, 2020, among Shanghai Edge Connect Technology Co., Ltd., Shanghai Zhiyan Yunwei Technology Co., Ltd. and its shareholder (incorporated by reference to Exhibit 4.41 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 28, 2021)
4.42	English translation of Share Repurchase Agreement dated March 23, 2021, between 21Vianet Group, Inc. (which later changed its name to VNET Group, Inc.) and Tuspark Innovation Venture Limited (incorporated by reference to Exhibit 4.42 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 28, 2021)
4.43	Investment Agreement dated January 28, 2022 by and among VNET Group, Inc. and Vector Holdco Pte. Ltd., BTO Vector Fund FD (CYM) L.P. and Blackstone Tactical Opportunities Fund — FD L.P. (incorporated by reference to Exhibit 99.2 from our Form 6-K (File No. 001-35126), initially furnished with the Commission on January 31, 2022)
8.1*	List of Subsidiaries and Principal Consolidated Affiliated Entities
11.1	Code of Business Conduct and Ethics of Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)
12.1**	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2**	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1***	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2***	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Ernst & Young Hua Ming LLP, Independent Registered Public Accounting Firm
15.2*	Consent of KPMG Huazhen LLP, Independent Registered Public Accounting Firm
15.3*	Consent of Han Kun Law Offices
16.1	Letter of Ernst & Young Hua Ming LLP to the Commission (incorporated herein by reference to Exhibit 99.2 on Form 6-K furnished to the Commission on September 7, 2022)

Exhibit Number	Description of Document
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Previously filed on April 26, 2023.

**	Filed herewith.

***	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the Form 20-F on its behalf.

VNET Group, Inc.

	By:	/s/ Qiyu Wang
		Name:	Qiyu Wang
		Title:	Chief Financial Officer
Date: February 1, 2024