Form 20-F
period 2023-12-31
VNET Group, Inc.
filed 2024-04-26
CIK 1508475

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Mr. Qiyu Wang , Chief Financial Officer

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 1,513,609,283 Class A ordinary shares (excluding (i) treasury shares and (ii) Class A ordinary shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards), 30,721,723 Class B ordinary shares and 60,000 Class C ordinary shares, par value US$0.00001 per share, were outstanding as of December 31, 2023.

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

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

●	“ADSs” refers to our American depositary shares, each representing six Class A ordinary shares, par value US$0.00001 per share;
●	“VNET,” “the Company,” “we,” “us,” “our company,” and “our” refer to VNET Group, Inc., a Cayman Islands exempted company and its subsidiaries and, in the context of describing our operations and consolidated financial information, also include its consolidated affiliated entities;
●	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan;
●	“ordinary shares” or “shares” refer to our ordinary shares, which include all Class A ordinary shares, par value US$0.00001 per share, Class B ordinary shares, par value US$0.00001 per share, Class C ordinary shares, par value US$0.00001 per share, and Class D ordinary shares, par value US$0.00001 per share collectively;
●	“variable interest entities,” or “VIEs,” refer to Beijing Yiyun Network Technology Co., Ltd. (previously known as Beijing aBitCool Network Technology Co., Ltd.), or VNET Technology, Beijing iJoy Information Technology Co., Ltd., or BJ iJoy, HuLianXinCheng Network Technology (Beijing) Co., Ltd. (previously known as WiFire Network Technology (Beijing) Co., Ltd. and aBitcool Small Micro Network Technology (BJ) Co., Ltd.), or HuLianXinCheng Network and Shanghai Zhiyan Yunwei Technology Co., Ltd., or SH Zhiyan, four domestic PRC companies in which we do not have equity interests but whose financial results have been consolidated into our consolidated financial statements in accordance with U.S. GAAP, and our being the primary beneficiary of the four companies for accounting purposes;
●	“consolidated affiliated entities” refer to the variable interest entities and their direct and indirect subsidiaries; and
●	“RMB” and “Renminbi” refer to the legal currency of China. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB7.0999 to US$1.00, the exchange rate on December 29, 2023 as set forth in the H.10 statistical release published by the Federal Reserve Board.

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

PART I

EXPLANATORY NOTE

Investing in our securities involves a high degree of risk. Please carefully consider the risks discussed under “Risk Factors” in this annual report beginning on page 18. We provide the following disclosure to help investors better understand our corporate structure, operations in China and the associated risks.

As used in this annual report, (i) “variable interest entities” or “ VIEs” refers to VNET Technology, BJ iJoy, HuLianXinCheng Network, and SH Zhiyan, each of which is a company incorporated in the PRC; (ii) “PRC WFOEs” or “our wholly-owned PRC subsidiaries” refers to VNET Data Center Co., Ltd., or VNET China, Joytone Infotech Co., Ltd., or SZ Zhuoaiyi, Abitcool (China) Broadband Inc., or aBitCool DG, and Shanghai Edge Connect Technology Co., Ltd., or SH Edge Connect, our wholly-owned subsidiaries incorporated in the PRC; (iii) “VNET Group” or “our holding company” refers to VNET Group, Inc., our Cayman holding company; and (iv) “we,” “us,” “our company,” or “our” refers to VNET Group, Inc. and its subsidiaries and, in the context of describing our operations and consolidated financial information, also include the VIEs and their subsidiaries, unless the context otherwise requires.

Our Corporate Structure and Operations in China

VNET Group, Inc. is not an operating company but a Cayman Islands holding company with operations primarily conducted by its subsidiaries and variable interest entities, or VIEs, and VIEs’ subsidiaries. Foreign ownership in the business involving data center and value-added telecommunications service (except for e-commerce, domestic conferencing, store-and-forward, and call center services) is subject to significant restrictions under current PRC laws, rules and regulations. In order to provide certain data center and value-added telecommunication services in China while ensuring compliance with PRC laws and regulations, our wholly-owned PRC subsidiaries entered into a series of contractual arrangements with the VIEs and their shareholders. The contractual agreements are designed to provide us economic exposure and control over such services to the VIEs’ data center and value-added telecommunication services in China where PRC laws prohibit, restrict or impose conditions on direct equity investment in the VIEs. For a detailed description about these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Variable Interest Entities and Their Shareholders.”

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

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCA Act, if the U.S. Securities and Exchange Commission, or the SEC, determines that a company retains a foreign accounting firm that cannot be subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit its securities from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report relaying to the SEC its determinations that it was unable to inspect or investigate completely registered public accounting firms in mainland China and Hong Kong. In March 2022, the SEC issued its first “Conclusive list of issuers identified under the HFCA Act” indicating that those companies were formally subject to the delisting provisions. In May 2022, we were conclusively identified by the SEC under the HFCA Act due to the fact that our auditor was located in mainland China and could not be inspected by the PCAOB. For more details, see https://www.sec.gov/hfcaa.

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

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and consolidated affiliated entities in China. Our operations in China are governed by PRC laws and regulations. Our PRC WFOEs, the VIEs and their subsidiaries, as applicable, are required by PRC laws and regulations to obtain licenses and permits from the PRC government authorities to operate our business in mainland China, including, among others, project approvals and filings, construction land and project planning approvals, environment protection approvals, energy conservation review opinion, construction commencement permit and land use right certificate, and the value-added telecommunications services licenses. As of the date of this annual report, except as disclosed in “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we fail to acquire, obtain or maintain applicable telecommunications licenses, or are deemed by relevant governmental authorities to be operating without full compliance with the laws and regulations, our business would be materially and adversely affected”, our PRC WFOEs and the VIEs, as applicable, have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our subsidiaries and our consolidated affiliated entities in China, including, the requisite value-added telecommunications operation licenses. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for business operations in the future.

The PRC government has promulgated certain regulations and rules in recent years to strengthen oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. In connection with any future capital markets activities overseas, we may need to file with the CSRC, undergo a cybersecurity review conducted by the Cyberspace Administration of China, or the CAC, or meet other regulatory requirements that may be adopted in the future by PRC regulatory authorities. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval.”

Furthermore, in connection with our issuance of securities to foreign investors prior to December 2023 and maintenance of our listing status on the Nasdaq, under the current PRC laws, regulations and regulatory rules, as of the date of this annual report, we, our PRC WFOEs and the VIEs, (i) are not required to obtain permissions from the CSRC, (ii) are not required to go through cybersecurity review by the CAC, and (iii) have not been asked to obtain such permissions by any PRC authority. On January 3, 2024, we submitted initial filing documents (“Initial CSRC Filings”) to the CSRC in connection with the closing on December 28, 2023 of equity investment in an aggregate amount of US$299 million (the “Strategic Investment”) from Success Flow International Investment Limited (“Success Flow”) and Choice Faith Group Holdings Limited (“Choice Faith”), both of which are beneficially owned by Shandong Hi-Speed Holdings Group Limited (“SDHG”, 00412.HK), a Hong Kong Stock Exchange listed company. Our CSRC Filings are now under the review of the CSRC, and as of the date of this annual report, we have not received any comments or requests from the CSRC in connection with the Initial CSRC Filings.

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

●	On July 6, 2021, the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law were issued. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.
●	The PRC Data Security Law, which was promulgated by the Standing Committee of PRC National People’s Congress, or the SCNPC, on June 10, 2021 and became effective on September 1, 2021, outlines the main system framework of data security protection. The Personal Information Protection Law, which was promulgated by the SCNPC on August 20, 2021 and became effective on November 1, 2021, outlines the main system framework of personal information protection and processing.
●	On December 28, 2021, the CAC and 12 other PRC regulatory authorities jointly issued the revised Cybersecurity Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures provides, among others, (i) the purchase of cyber products and services by critical information infrastructure operators, or the CIIOs, and the network platform operators, which engage in data processing activities that affects or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office, the department which is responsible for the implementation of cybersecurity review under the CAC; and (ii) the network platform operators with personal information of over 1,000,000 users that seek for listing on a foreign stock exchange are obliged to apply for a cybersecurity review by the Cybersecurity Review Office. In addition, the Cybersecurity Review Measures provides that the relevant competent governmental authorities may initiate a cybersecurity review against the relevant CIIOs and network platform operators if the authorities believe that the network product or service or data processing activities of such operators affect or may affect national security. However, the Cybersecurity Review Measures does not provide any explanation or interpretation of “affect or may affect national security”, and PRC authorities have discretion in interpreting and enforcing these laws and regulations. We cannot predict the impact of the Cybersecurity Review Measures, if any, at this stage, and we will closely monitor and assess the statutory developments in this regard.
●	On August 17, 2021, the State Council issued the Regulations on Protection of Security of Critical Information Infrastructure, which took effect on September 1, 2021, pursuant to which, the relevant governmental authorities are responsible for stipulating rules for the identification of critical information infrastructures with reference to several factors set forth in the regulations, and further identify the CIIO in the related industries in accordance with such rules. The relevant authorities shall also notify operators identified as the CIIO. However, as these regulations were newly issued and the governmental authorities may further enact detailed rules or guidance with respect to the interpretation and implementation of such regulations, it remains unclear whether we will be identified as a CIIO. As of the date of this annual report, we have not received any notice from any authorities identifying us as a CIIO or requiring us to undertake a cybersecurity review.

●	On November 14, 2021, the CAC published the draft Regulations for the Administration of Cyber Data Security, or the Draft Data Security Regulations, for public comments until December 13, 2021. The Draft Data Security Regulations require that data processors conducting the following activities to apply for cybersecurity review: (i) merger, reorganization or division of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over 1,000,000 users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. Where data processors conduct merger, reorganization separation, or otherwise, the data recipient shall continue to perform its data security protection obligations, and the data processor shall report to the local competent department if personal information of more than 1,000,000 people is involved. The Draft Data Security Regulations also require data processors processing important data or being listed outside China shall carry out data security assessment annually by itself or through a third-party data security service provider and submit assessment report to local agency of the CAC before January 31 each year. As the Draft Data Security Regulations was issued for public comments only, its provisions and anticipated adoption or effective date may be subject to change and thus its interpretation and implementation remain uncertain. We cannot predict the impact of the Draft Data Security Regulations, if any, at this stage, and we will closely monitor and assess any development in the rulemaking process. If the Draft Data Security Regulations is adopted in current form, the CAC and the PRC governmental authorities have discretion in the interpretation and enforcement of these regulations. It also remains uncertain whether the future regulatory changes would impose additional restrictions on companies like us. If the enacted version of the Draft Data Security Regulations requires any clearance of cybersecurity review and other specific actions to be completed by companies like us, we face uncertainties as to whether such clearance can be timely obtained, or at all. If we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, or suspension of our non-compliant operations, among other sanctions, which could materially and adversely affect our business and results of operations.
●	On July 7, 2022, the CAC issued the Measures for the Security Assessment of Cross-border Transfer of Data, which became effective on September 1, 2022. These measures require the data processor providing data overseas to apply for the security assessment of cross-border transfer of data with the local provincial-level counterparts of the national cybersecurity authority under any of the following circumstances: (i) where the data processor intends to provide important data overseas; (ii) where a CIIO and a data processor who has processed personal information of more than 1,000,000 individuals intends to provide personal information overseas; (iii) where a data processor who has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals to overseas recipients, in each case as calculated cumulatively, since January 1 of the last year intends to provide personal information overseas; or (iv) other circumstances where the security assessment of data cross-border transfer is required as prescribed by the CAC. Moreover, the data processor shall conduct a self-assessment on the risk of data cross-border transfer prior to applying for the foregoing security assessment.

●	On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Regulations, which became effective on March 31, 2023. Pursuant to the Overseas Listing Regulations, PRC domestic companies directly or indirectly offer securities or list on overseas markets, including (i) Chinese companies limited by shares and (ii) overseas enterprises with business mainly conducted in China and intends to use its domestic equity, assets, income or other similar interests to offer securities or list on overseas markets, shall submit filing materials to CSRC within three working days after the submission of the application documents for an initial public offering overseas. For issuance of listed securities overseas after listings on the overseas market, filing materials should be submitted to CSRC within three working days after the completion of the issuance. Failure to complete the filing under the Overseas Listing Regulations or actions to conceal any material fact or falsify any major content in its filing documents may subject the company to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, direct officers-in-charge and other direct personnel-in-charge may also be subject to administrative penalties, such as warnings and fines. On February 17, 2023, the CSRC also issued the Notice on Administration of the Filing of Overseas Offering and Listing by Domestic Companies and held a press conference for the release of the Overseas Listing Regulations, which, among others, clarified that the companies in mainland China that have been listed overseas before March 31, 2023 are not required to file with the CSRC immediately, but these companies should complete filing with the CSRC for their future financing activities in accordance with the Overseas Listing Regulations. Based on the foregoing, we are not required to complete filing with the CSRC for our listing on the Nasdaq Global Select Market at this stage, but we will be subject to the filing requirements for our future capital raising activities under the Overseas Listing Regulations. For example, on January 3, 2024, we submitted Initial CSRC Filings to the CSRC in connection with the closing on December 28, 2023 of the Strategic Investment from Success Flow and Choice Faith, both of which are beneficially owned by SDHG. Our CSRC Filings are now under the review of the CSRC, and as of the date of this annual report, we have not received any comments or requests from the CSRC in connection with the Initial CSRC Filings. As the Overseas Listing Regulations was newly promulgated, its interpretation, application and enforcement remain unclear and there remains substantial uncertainties as to how these regulations will affect our operations and future overseas offerings.
●	On February 24, 2023, the CSRC, jointly with other relevant governmental authorities, issued the Provisions on Strengthening the Confidentiality and Archive Management Work Relating to the Overseas Securities Offering and Listing by Domestic Companies, or the Confidentiality and Archives Management Provisions, which became effective on March 31, 2023. These provisions expanded the applicable scope of the regulation to indirect overseas offerings and listings by companies based in mainland China and emphasized the confidentiality and archive management duties of such companies during the process of overseas offerings and listings.

●	The State Anti-Monopoly Bureau, the anti-monopoly enforcement agency in the PRC, has in recent years strengthened enforcement under the Anti-Monopoly Law, including conducting investigations and levying significant fines with respect to concentration of undertakings, cartel activity, monopoly agreements and abusive behavior by companies with market dominance. In February 2021, the Anti-Monopoly Committee of the State Council published the Guideline that aims at specifying some of the circumstances under which an activity of internet platforms may be identified as monopolistic act as well as setting out merger controlling filing procedures involving variable interest entities. The Anti-Monopoly Law, which was most recently amended on June 24, 2022 by the SCNPC, increased the fines for illegal concentration of business operators to no more than ten percent of its last year’s sales revenue if the concentration of business operator has or may have an effect of excluding or limiting competitions, or a fine of up to RMB5 million if the concentration of business operator does not have an effect of excluding or limiting competition. Pursuant to the Anti - Monopoly Law and the Provisions of the State Council on the Thresholds for Declaring Concentration of Business Operators which was last amended and took effect on January 22, 2024, when a concentration of undertakings occurs and reaches any of the following thresholds, the undertakings concerned shall file a prior notification with the Anti - Monopoly agency: (i) the total global turnover of all operators participating in the transaction exceeded RMB12 billion in the preceding fiscal year and at least two of these operators each had a turnover of more than RMB800 million within China in the preceding fiscal year, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB4 billion in the preceding fiscal year, and at least two of these operators each had a turnover of more than RMB800 million within China in the preceding fiscal year are triggered, and no concentration shall be implemented until the Anti - Monopoly agency clears the Anti - Monopoly filing. The Anti-Monopoly Law also provides that the relevant authorities shall investigate a transaction where there is any evidence that the concentration has or may have the effect of eliminating or restricting competitions, even if such concentration does not reach the filing threshold. On March 24, 2023, the State Administration for Market Regulation of the PRC, or the SAMR, issued the Provisions on the Review of Concentration of Undertakings, the Provisions on the Prohibition of Monopoly Agreements, the Provisions on the Prohibition of Acts of Abuse of Dominant Market Position, and the Provisions on the Prohibition of Acts of Abuse of Administrative Power to Exclude or Restrict Competition, which came into effect on April 15, 2023. These regulations provide detailed rules for the implementation of the Anti-Monopoly Law. We cannot assure you that we will not be affected, either directly or indirectly, by the strengthened enforcements actions taken by the authority in the future. On December 28, 2023, we completed the Strategic Investment from Success Flow and Choice Faith, both of which are beneficially owned by SDHG. On December 13, 2023, the SAMR issued the decision to approve the Strategic Investment following its anti - monopoly review. In addition, in order to comply with existing and new anti-monopoly laws, regulations and guidance which are constantly evolving, we may need to devote additional resources and efforts, which may adversely affect our business, growth prospects, and the value of our ADSs, and any noncompliance or associated inquiries, investigations and other governmental actions may divert significant management time and attention and our financial resources, bring negative publicity, subject us to liabilities or administrative penalties, and materially and adversely affect our financial condition, operations and business prospects.

For a detailed description of risks related to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China” and “Item 4. Information on the Company—B. Business Overview—Regulations” in this annual report on Form 20-F.

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.KEY INFORMATION

Our Corporate Structure and Its Related Risks

VNET Group, Inc. is a Cayman Islands holding company with no material operations of its own. We conduct our operations in China primarily through our PRC subsidiaries and the VIEs. Foreign ownership in the business involving value-added telecommunications service, including data center service (except for e-commerce, domestic conferencing, store-and-forward, and call center services), is subject to significant restrictions under current PRC laws, rules and regulations. Accordingly, we operate these businesses in China through four domestic PRC companies, namely VNET Technology, BJ iJoy, HuLianXinCheng Network, and SH Zhiyan. Investors in our ADSs thus are not purchasing equity interest in our operating entities in China but instead are purchasing equity interest in a Cayman Islands holding company.

The following chart illustrates our corporate structure as of the date of this annual report.

Neither we nor our subsidiaries own any equity interest in the VIEs. The VIE equity holders are the founders, employees or shareholders of our company or entities ultimately controlled by the founders. We receive the economic benefits of the business operations of the VIEs through a series of contractual arrangements between our wholly-owned PRC subsidiaries, the VIEs and the VIEs’ shareholders. The contractual arrangements enable our wholly-owned PRC subsidiaries to: (a) direct the activities of the VIEs and their subsidiaries that most significantly impact the economic performance of the VIEs and their subsidiaries; (b) receive substantially all of the economic benefits of the VIEs and their subsidiaries in consideration for the services provided by our wholly-owned PRC subsidiaries; and (c) have an exclusive option to purchase all or part of the equity interest in the VIEs when and to the extent permissible under PRC laws. As a result of the contractual arrangements, we bear the risks of, and enjoy the rewards associated with, and therefore are the primary beneficiary of these VIEs for accounting purposes. We treat the VIEs as PRC consolidated entities under U.S. GAAP. We consolidate the financial results of the VIEs in our consolidated financial statements in accordance with U.S. GAAP.

Contractual Arrangements with the VIEs and Their Shareholders

Share Pledge Agreements

On April 22, 2024, VNET China entered into a share pledge agreement with VNET Technology’s two shareholders. Pursuant to the share pledge agreement, each of the shareholders pledged his shares in VNET Technology to VNET China in order to guarantee the performance by the shareholders of their obligations under the equity option agreement, the loan agreement and the power of attorney, as well as the performance by VNET Technology of its obligations under the equity option agreement, the power of attorney, and payment of service fees to VNET China under the exclusive consultation and service agreement. In the event of a breach by VNET Technology or any shareholder of contractual obligations under the equity pledge agreement, VNET China, as pledgee, will have the right to dispose of the pledged equity interests in VNET Technology and will have priority in receiving the proceeds from such disposal. The shareholders of VNET Technology also have undertaken that, without prior written consent of VNET China, they will not dispose of, create, or allow any encumbrance on the pledged equity interests. We have registered the pledges of the equity interests in VNET Technology with the local branch of the State Administration for Industry and Commerce of the PRC (currently known as State Administration for Market Regulation of the PRC).

Power of Attorney

Pursuant to the respective power of attorney entered into on April 22, 2024, each shareholder of VNET Technology irrevocably authorized VNET Group, Inc. to act as his attorney in-fact to exercise all of his or her rights as a shareholder of VNET Technology, including the right to convene shareholder meetings, the right to vote and sign any resolution as a shareholder, the right to appoint directors, supervisors, and officers, and the right to sell, transfer, pledge, and dispose of all or a portion of the equity interest held by such shareholder. These powers of attorney will remain in force for ten years. Upon request by VNET Group, Inc., each shareholder of VNET Technology shall extend the term of its authorization prior to its expiration.

Equity Option Agreements

Pursuant to the equity option agreement on April 22, 2024 by and among VNET China, VNET Technology, VNET Beijing and each of the shareholders of VNET Technology, the shareholders of VNET Technology and VNET Technology (as the shareholder of VNET Beijing) have irrevocably granted VNET China an exclusive option to purchase all or part of their equity interests in VNET Technology and VNET Beijing when permissible under PRC laws. VNET China or its designated person may exercise such options to purchase equity interests at the lower of the amount of their respective paid-in capital in VNET Technology and VNET Beijing and the lowest price permitted under applicable PRC laws. The shareholders of VNET Technology and VNET Technology (as the shareholder of VNET Beijing) have undertaken that, without VNET China’s prior written consent, they will not, among other things, (i) transfer or otherwise dispose of their equity interests in VNET Technology and VNET Beijing, (ii) create any pledge or encumbrance on their equity interests in VNET Technology and VNET Beijing, (iii) change the registered capital of VNET Technology or VNET Beijing, (iv) merge VNET Technology and VNET Beijing with any other entity, (v) dispose of VNET Technology’s or VNET Beijing’s material assets (except in the ordinary course of business), or (vi) amend VNET Technology’s or VNET Beijing’s articles of association. The equity option agreement will remain effective for ten years and can be renewed upon request by VNET China.

Loan Agreements

VNET China and the shareholders of VNET Technology entered into a loan agreement on April 22, 2024. Pursuant to the agreements, VNET China has provided interest-free loan facilities of RMB57.0 million and RMB3.0 million, respectively, to the shareholders of VNET Technology, Mr. Sheng Chen and Mr. Jun Zhang, which was used to provide capital to VNET Technology to develop our data center and telecommunications value-added business and related businesses. There is no fixed term for the loan. To repay the loans, the shareholders of VNET Technology are required to transfer their shares in VNET Technology to VNET China or any entity or person designated by VNET China, as permitted under PRC laws. The shareholders of VNET Technology also undertake not to transfer all or part of their equity interests in VNET Technology to any third party, or to create any encumbrance, without the written permission from VNET China. In addition, we will provide unlimited financial support to VNET Technology for its operations and agreed to forego the right to seek repayment in the event VNET Technology is unable to repay such funding.

Exclusive Consultation and Service Agreement

Pursuant to the exclusive consultation service agreement entered into on April 22, 2024 by and among VNET China, VNET Technology and VNET Beijing, VNET China has the exclusive right to provide VNET Technology and VNET Beijing with software technology development, technology consulting, and technical services required by the business of VNET Technology and VNET Beijing. Without VNET China’ prior written consent, VNET Technology and VNET Beijing cannot accept any same or similar services subject to this agreement from any third party. VNET Technology and VNET Beijing agree to pay VNET China an annual service fee at an amount that is equal to 100% of its monthly after-tax profits, after making up losses from previous years, or an amount that is adjusted in accordance with VNET China’ sole discretion for the relevant month and also the mutually-agreed amount for certain other technical services, both of which should be paid within five days after VNET China sends invoice. VNET China has exclusive ownership of all the intellectual property rights created as a result of the performance of the exclusive consultation and service agreement, to the extent permitted by applicable PRC laws. To guarantee the performance the obligations of VNET Technology and VNET Beijing thereunder, the shareholders of VNET Technology have agreed to pledge their equity interests in VNET Technology to VNET China pursuant to the equity pledge agreement. The Exclusive Consultation and Service Agreement will remain effective for ten years, unless otherwise terminated by VNET China. Upon request by VNET China, the term of this agreement can be renewed prior to its expiration.

For more details about our contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure” in this annual report on Form 20-F.

The contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs, and we may incur substantial costs to enforce the terms of the arrangements. As a result, we cannot assure you that these contractual arrangements could be enforced as anticipated to. There are also uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIEs and their shareholders. It is uncertain whether any new PRC laws, rules or regulations relating to VIE structures will be adopted or if adopted, what effect they may have on our corporate structure. If, as a result of such contractual arrangements, we or the VIEs are found to be in violation of any existing or future PRC laws or regulations, or such contractual arrangement is determined as illegal and invalid by the PRC court, arbitral tribunal or regulatory authorities, the relevant PRC regulatory authorities would have discretion to take action in dealing with such violations or failures in accordance with applicable laws. For a detailed description of the risks associated with our corporate structure, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure” in this annual report on Form 20-F.

Risks Related to Our Corporate Structure

We and the VIEs are also subject to risks and uncertainties related to our corporate structure, including, but not limited to, the following:

●	We believe that our corporate structure and contractual arrangements are not in violation with the current applicable PRC laws and regulations. As of the date of this annual report, based on the opinion of our PRC legal counsel, we believe that our PRC subsidiaries and the VIEs are not subject to the approval requirements of the CSRC, the CAC, or any other PRC government authorities relating to these contractual arrangements. However, PRC laws and regulations governing the approval of these contractual arrangements are evolving and the relevant government authorities have discretion in interpreting these laws and regulations. Accordingly, the PRC regulatory authorities may take a view that is contrary to the view of our PRC legal counsel. There can be no assurance that the PRC government authorities such as the Ministry of Commerce, or the MOFCOM, the Ministry of Industry and Information Technology, or the MIIT, or other authorities that regulate our business and other participants in the telecommunications industry, would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions regarding our corporate structure and contractual arrangements from the CSRC, CAC or any other PRC government authorities. If our conclusion that approvals are not required is challenged by PRC regulatory authorities, or if these regulations change or are interpreted differently and we are required to obtain approval in the future, our shares may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of the VIEs that conduct all or substantially all of our operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—There are uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the variable interest entities structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the variable interest entities, and consequently, significantly affect our financial condition and results of operations. If the PRC government finds the agreements with the variable interest entities non-compliant with relevant PRC laws, regulations, and rules, of these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interest in the variable interest entities;”
●	We rely on contractual arrangements with the VIEs and their shareholders for our business operations, and these contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs. We rely on the performance by the VIEs and their shareholders of their obligations under the contracts to exercise control over the VIEs. The shareholders of the VIEs may not act in the best interests of us or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portion of our business through the contractual arrangements with the VIEs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the variable interest entities and their shareholders for our China operations, which may not be as effective as direct ownership in providing operational control. Any failure by the variable interest entities or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business;”
●	Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business. If the VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective as we anticipate. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the variable interest entities and their shareholders for our China operations, which may not be as effective as direct ownership in providing operational control. Any failure by the variable interest entities or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business;” and

●	The shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition. The shareholders of the VIEs may breach, or cause the VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIEs, which would have a material adverse effect on our ability to effectively control the VIEs and receive economic benefits from them. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of the variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

A.[Reserved]

Financial Information Related to the VIEs and Parent

Set forth below are the selected condensed consolidated statement of operations data, balance sheet data and cash flows data for our holding company, our subsidiaries, one of our WFOEs that is the primary beneficiary of certain VIEs under U.S. GAAP, or the Primary Beneficiary of VIEs, and the VIEs and VIEs’ subsidiaries, eliminating adjustments and consolidated totals.

Selected Condensed Consolidated Statement of Operations Data

	For the Year Ended December 31, 2023
		(RMB in thousands)
			Primary
	VNET	Other	Beneficiary of	VIEs and VIEs’	Eliminating	Consolidated
	Group, Inc.	Subsidiaries	VIEs	Subsidiaries	Adjustments	Totals
Third-party revenue	—	1,028,905	—	6,384,025	—	7,412,930
Inter-company revenue(1)	—	552,382	566	34,100	(587,048)	—
Cost of revenue	—	(1,155,787)	(1,645)	(5,550,061)	587,048	(6,120,445)
Gross profit	—	425,500	(1,079)	868,064	—	1,292,485
Operating expenses	(24,663)	(1,521,689)	(1,196)	(1,715,838)	—	(3,263,386)
Equity in (loss) gain of subsidiaries/VIEs(2)	(2,358,791)	139,753	194,798	—	2,024,240	—
Gain from equity method investments	—	5,797	—	3,705	(6,223)	3,279
Other expenses	(260,382)	(115,701)	2	(139,092)	—	(515,173)
Income tax expenses	—	(45,662)	(52,772)	(15,940)	—	(114,374)
Net profit attributable to noncontrolling interest	—	(30,562)	—	(22,328)	6,223	(46,667)
Net (loss) income attributable to the VNET Group, Inc.	(2,643,836)	(1,142,564)	139,753	(1,021,429)	2,024,240	(2,643,836)

	For the Year Ended December 31, 2022
	(RMB in thousands)
			Primary
	VNET	Other	Beneficiary of	VIEs and VIEs’	Eliminating	Consolidated
	Group, Inc.	Subsidiaries	VIEs	Subsidiaries	Adjustments	Totals
Third-party revenue	—	1,166,100	—	5,899,132	—	7,065,232
Inter-company revenue(1)	—	514,729	—	45,387	(560,116)	—
Cost of revenue	—	(1,184,673)	—	(5,082,419)	560,116	(5,706,976)
Gross profit	—	496,156	—	862,100	—	1,358,256
Operating expenses	(36,219)	(417,460)	(37)	(783,384)	—	(1,237,100)
Equity in (loss) gain of subsidiaries/VIEs(2)	(515,276)	139,442	178,417	—	197,417	—
Gain from equity method investments	—	—	—	17,437	(15,512)	1,925
Other expenses	(224,457)	(399,249)	—	(127,905)	—	(751,611)
Income tax expenses	—	(59,514)	(38,938)	(35,012)	—	(133,464)
Net profit attributable to noncontrolling interest	—	(28,833)	—	(637)	15,512	(13,958)
Net (loss) income attributable to the VNET Group, Inc.	(775,952)	(269,458)	139,442	(67,401)	197,417	(775,952)

	For the Year Ended December 31, 2021
	(RMB in thousands)
			Primary
	VNET	Other	Beneficiary of	VIEs and VIEs’	Eliminating	Consolidated
	Group, Inc.	Subsidiaries	VIEs	Subsidiaries	Adjustments	Totals
Third-party revenue	—	1,098,386	—	5,091,415	—	6,189,801
Inter-company revenue(1)	—	309,068	—	53,695	(362,763)	—
Cost of revenue	—	(996,656)	—	(4,117,878)	362,763	(4,751,771)
Gross profit	—	410,798	—	1,027,232	—	1,438,030
Operating (expenses) income	(275,881)	(401,175)	216	(739,876)	—	(1,416,716)
Equity in gain of subsidiaries/VIEs(2)	66,762	143,488	193,569	—	(403,819)	—
Loss from equity method investments	—	(4,929)	—	(40,818)	7,081	(38,666)
Other income (expenses)	709,217	43,974	(1,128)	(108,203)	—	643,860
Income tax expenses	—	(16,497)	(49,169)	(45,741)	—	(111,407)
Net (profit) loss attributable to noncontrolling interest	—	(11,577)	—	3,655	(7,081)	(15,003)
Net income attributable to the VNET Group, Inc.	500,098	164,082	143,488	96,249	(403,819)	500,098

Notes:

(1)	It represents the elimination of the intercompany service charge at the consolidation level.
(2)	It represents the elimination of the investments among VNET Group, Inc., other subsidiaries, the Primary Beneficiary of VIEs and VIEs and VIEs’ subsidiaries.

Selected Condensed Consolidated Balance Sheet Data

	As of December 31, 2023
	(RMB in thousands)
			Primary
	VNET	Other	Beneficiary of	VIEs and VIEs’	Eliminating	Consolidated
	Group, Inc.	Subsidiaries	VIEs	Subsidiaries	Adjustments	Totals
Cash and cash equivalents	30	1,318,217	1,598	923,692	—	2,243,537
Accounts receivable, net	—	303,519	—	1,412,456	—	1,715,975
Amount due from inter-companies	13,352,240	8,875,605	292,140	—	(22,519,985)	—
Property and equipment, net	—	5,625,625	—	7,398,768	—	13,024,393
Investment in subsidiaries and VIEs	—	869,385	703,772	132,491	(1,705,648)	—
Others	192,953	5,781,281	806	7,426,958	—	13,401,998
Total assets	13,545,223	22,773,632	998,316	17,294,365	(24,225,633)	30,385,903
Accounts payable	57	201,315	968	493,837	—	696,177
Amounts due to inter-companies	1,225,778	15,537,200	—	5,757,007	(22,519,985)	—
Others	6,304,973	4,941,706	153,260	11,775,404	—	23,175,343
Total liabilities	7,530,808	20,680,221	154,228	18,026,248	(22,519,985)	23,871,520
Total equity	6,014,415	2,093,411	844,088	(731,883)	(1,705,648)	6,514,383

	As of December 31, 2022
	(RMB in thousands)
			Primary
	VNET	Other	Beneficiary of	VIEs and VIEs’	Eliminating	Consolidated
	Group, Inc.	Subsidiaries	VIEs	Subsidiaries	Adjustments	Totals
Cash and cash equivalents	7,661	1,224,600	292	1,428,768	—	2,661,321
Accounts receivable, net	—	363,147	—	1,400,546	—	1,763,693
Amount due from inter-companies	12,399,253	7,611,748	296,490	737,072	(21,044,563)	—
Property and equipment, net	—	4,469,136	—	7,495,362	—	11,964,498
Investment in subsidiaries and VIEs	1,484,730	729,632	508,974	69,287	(2,792,623)	—
Others	99,962	3,528,997	237	6,929,697	—	10,558,893
Total assets	13,991,606	17,927,260	805,993	18,060,732	(23,837,186)	26,948,405
Accounts payable	56	230,542	—	483,030	—	713,628
Amounts due to inter-companies	896,675	12,315,142	3,051	7,829,695	(21,044,563)	—
Others	6,485,262	3,076,018	98,607	9,593,034	—	19,252,921
Total liabilities	7,381,993	15,621,702	101,658	17,905,759	(21,044,563)	19,966,549
Total equity	6,609,613	2,305,558	704,335	154,973	(2,792,623)	6,981,856

Selected Condensed Consolidated Cash Flows Data

	For the Year Ended December 31, 2023
	(RMB in thousands)
			Primary
	VNET	Other	Beneficiary of	VIEs and VIEs’	Eliminating	Consolidated
	Group, Inc.	Subsidiaries	VIEs	Subsidiaries	Adjustments	Totals
Net cash (used in) provided by operating activities	29,940	615,338	(594)	1,418,796	—	2,063,480
Loans to inter-companies	(30,861)	(133,559)	—	(1,360)	165,780	—
Other investing activities	(6,710)	(2,468,674)	—	(1,429,725)	—	(3,905,109)
Net cash provided by (used in) investing activities	(37,571)	(2,602,233)	—	(1,431,085)	165,780	(3,905,109)
Borrowings under loan from inter-companies	—	1,489,867	1,900	(1,325,987)	(165,780)	—
Other financing activities	—	2,974,956	—	966,178	—	3,941,134
Net cash generated from financing activities	—	4,464,823	1,900	(359,809)	(165,780)	3,941,134

	For the Year Ended December 31, 2022
	(RMB in thousands)
			Primary
	VNET	Other	Beneficiary of	VIEs and VIEs’	Eliminating	Consolidated
	Group, Inc.	Subsidiaries	VIEs	Subsidiaries	Adjustments	Totals
Net cash (used in) provided by operating activities	(14,927)	1,205,977	(36)	1,351,179	—	2,542,193
Loans to inter-companies	(1,821,208)	(73,321)	—	75,331	1,819,198	—
Other investing activities	151,150	(1,785,732)	—	(1,924,670)	—	(3,559,252)
Net cash used in investing activities	(1,670,058)	(1,859,053)	—	(1,849,339)	1,819,198	(3,559,252)
Borrowings under loan from inter-companies	—	820,755	50	998,393	(1,819,198)	—
Other financing activities	1,592,627	460,351	—	245,102	—	2,298,080
Net cash generated from financing activities	1,592,627	1,281,106	50	1,243,495	(1,819,198)	2,298,080

	For the Year Ended December 31, 2021
	(RMB in thousands)
			Primary
	VNET	Other	Beneficiary of	VIEs and VIEs’	Eliminating	Consolidated
	Group, Inc.	Subsidiaries	VIEs	Subsidiaries	Adjustments	Totals
Net cash (used in) provided by operating activities	(349,525)	909,845	(912)	866,713	—	1,426,121
Capital contribution	(31,879)	(297,680)	(3,000)	—	332,559	—
Loans to inter-companies	37,080	(892,523)	(293,490)	(163,800)	1,312,733	—
Other investing activities	239,190	(1,508,944)	—	(2,531,907)	—	(3,801,661)
Net cash provided by (used in) investing activities	244,391	(2,699,147)	(296,490)	(2,695,707)	1,645,292	(3,801,661)
Capital contribution	—	34,879	297,680	—	(332,559)	—
Borrowings under loan from inter-companies	—	71,120	—	1,241,613	(1,312,733)	—
Other financing activities	143,037	277,624	—	546,915	—	967,576
Net cash generated from financing activities	143,037	383,623	297,680	1,788,528	(1,645,292)	967,576

Transfer of Cash Through Our Organization

VNET Group, Inc. is a Cayman Islands holding company with no material operations of its own.We currently conduct our operations primarily through the VIEs and their subsidiaries. As of December 31, 2023, we had RMB5,098 million (US$718.1 million) in cash and cash equivalents and restricted cash. Although we consolidate the results of the variable interest entities and their subsidiaries, we only have access to the assets or earnings of the variable interest entities and their subsidiaries through our contractual arrangements with the variable interest entities and their shareholders.

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

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Cash received by VNET Group, Inc(1)	2,694,169	120,488	242,571	34,423
Cash paid by VNET Group, Inc. to subsidiaries	(2,688,968)	(1,941,696)	(273,432)	(38,803)
Cash paid by subsidiaries to VIEs	(1,337,056)	(3,043,923)	—	—

Note:

(1)	Primarily for the purposes of investment in certificates of deposit.

Restrictions and Limitations on Transfer of Capital

We face various restrictions and limitations on the convertibility of Renminbi into foreign currencies, our ability to transfer cash between entities, across borders and to U.S. investors, and our ability to distribute earnings from our businesses, including our subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

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

Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries and VIEs are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC subsidiaries and VIEs may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. Furthermore, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our PRC subsidiaries’ ability to pay dividends and other distributions to us. Any limitation on the ability of our subsidiaries to distribute dividends to us or on the ability of the VIEs to make payments to us may restrict our ability to satisfy our liquidity requirements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends paid by our operating subsidiaries to fund cash and financing requirements, and limitations on the ability of our operating subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and fund our operations.”

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

Our offshore holding company is permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, subject to the approval of government authorities and limits on the amount of capital contributions and loans. This may delay or prevent us from using the proceeds from our overseas financing activities to make loans or capital contribution to our PRC subsidiaries. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds from our overseas offerings to make loans or additional capital contributions to our PRC subsidiaries or consolidated affiliated entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Additionally, the VIEs receive most of the revenues in RMB and the PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. Under existing PRC foreign exchange regulations, our PRC subsidiaries may purchase foreign currencies for settlement of current account transactions, including payments of dividends to us, without the approval of the State Administration of Foreign Exchange of the PRC, or the SAFE by complying with certain procedural requirements. Dividends payments to us by our PRC subsidiaries in foreign currencies are subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approvals by or registrations with appropriate government authorities are required where RMB is to be converted into foreign currencies and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange management system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, our PRC subsidiaries may not be able to pay dividends in foreign currencies to us and our access to cash generated from its operations will be restricted. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental regulation of currency conversion may limit our ability to receive and utilize our revenues effectively.”

Impact of Taxation on Dividends or Distributions

Our company, VNET Group, Inc., is incorporated in the Cayman Islands and conducts businesses in China through its PRC subsidiaries and the VIEs. Neither our subsidiaries nor our consolidated VIEs have declared or paid any dividend or distribution to us. We have never declared or paid any dividend on our ordinary shares and do not plan to pay any dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. Under the current laws of the Cayman Islands, VNET Group, Inc. is not subject to tax on income or capital gains, and upon payments of dividends to our shareholders, no Cayman Islands withholding tax will be imposed.

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

Summary of Risk Factors

An investment in our ADSs involves significant risks. Below is a summary of material risks we, our subsidiaries and VIEs face.

Risks Related to Our Business and Industry

●	We may not be able to successfully implement our growth strategies or manage our growth.
●	We may not be able to increase sales to our existing customers and attract new customers, which would adversely affect our results of operations.
●	Delays in the construction of new data centers or the expansion of existing data centers could involve significant risks to our business.
●	If we are unable to meet our customers’ requirements, our reputation and results of operations could suffer.

●	Any significant or prolonged failure in our infrastructure or services would lead to significant costs and disruptions and would reduce our revenues, harm our business reputation and have a material adverse effect on our financial condition and results of operations.
●	We rely on customers in the internet industry for a significant portion of our revenues.
●	Failure to maintain our partnership with Microsoft may have a material and adverse effect on our operations and the strategic goals of our cloud service business.
●	We depend on third-party suppliers for key elements of our network infrastructure, data center and telecommunication network services, and we also compete with some of the third-party suppliers, primarily China Telecom, China Unicom and China Mobile, for certain telecommunication resources.
●	The consummation of the proposed going-private transaction is uncertain, and the announcement and pendency of the transaction could materially and adversely affect our business, results of operations and financial condition and the market price of our ADSs.

Risks Related to Our Corporate Structure

●	There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulation, and rules relating to the agreements that establish the variable interest entities structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the variable interest entities, and consequently, significantly affect our financial condition and results of operations. If the PRC government finds the agreements with the variable interest entities non-compliant with relevant PRC laws, regulations, and rules, or these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interest in the variable interest entities.
●	We rely on contractual arrangements with the variable interest entities and their shareholders for our China operations, which may not be as effective as direct ownership in providing operational control. Any failure by the variable interest entities or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.
●	The shareholders of the variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Risks Related to Doing Business in China

●	The Chinese government may intervene or influence operations of a China-based company, such as us, or may strengthen more control over offerings conducted overseas and foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our ordinary shares. Additionally, the PRC government has recently indicated an intent to strengthen oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
●	The approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval.
●	Adverse changes in political and economic policies or political or social conditions of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our services and adversely affect our competitive position.
●	If we fail to acquire, obtain or maintain applicable telecommunications licenses, or are deemed by relevant governmental authorities to be operating without full compliance with the laws and regulations, our business would be materially and adversely affected.

●	If the PCAOB is prevented from fully evaluating audits and quality control procedures of our auditor, investors may be deprived of the benefits of such PCAOB inspections.
●	Our ADSs may be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks Related to Our ADS

●	The market price of our ADSs has fluctuated and may continue to be volatile, which could result in substantial losses to holders of our ADSs.
●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ADSs and/or ordinary shares for return on your investment
●	Our multi-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.
●	The sales or potential sales of a substantial number of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the price of our ADSs to decline.
●	The ADSs and ordinary shares are equity and are subordinate to our existing and future indebtedness, the convertible notes and any preferred shares we may issue in the future.
●	ADS holders may have fewer rights than holders of our ordinary shares and must act through the depositary to exercise those rights.
●	We are exempt from certain corporate governance requirements of Nasdaq and we intend to rely on certain exemptions.
●	We are a foreign private issuer within the meaning of the rules under the U.S. Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.
●	A change of control or a delisting of our shares may have negative implications for us.
●	You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law, conduct most of our operations in China and a majority of our officers and directors reside outside the United States.
●	Potential uncertainty involving the going private transaction may adversely affect our business and the market price of our ADSs.

Risks Related to Our Business and Industry

We may not be able to successfully implement our growth strategies or manage our growth.

Our total net revenues generated from hosting and related services increased from RMB6,189.8 million in 2021 to RMB7,065.2 million in 2022, and further to RMB7,412.9 million (US$1,044.1 million) in 2023 representing a compound annual growth rate, or CAGR, of 9.4%. The total number of cabinets under our management increased from 78,540 as of December 31, 2021 to 87,322 as of December 31, 2022 and further increased to 93,597 as of December 31, 2023. In order to meet growing customer demands, we plan to continue to increase our service capacity through new self-built data centers and new phases of existing self-built data centers, which require us to commit a substantial amount of operating and financial resources. Furthermore, we intend to continue expanding our overall service offerings, customer base, employee headcount, and operations. Our planned capital expenditures, together with our ongoing operating expenses, will cause substantial cash outflows.

Site selection of data centers is a critical factor in our expansion plans. The lack of suitable properties available with the necessary combination of high-power capacity and optical fiber connectivity may have a negative impact on our revenue growth. We may overestimate the demand for our services in the markets where we operate and increase our data center capacity or expand our internet network more aggressively than needed, which may cause an increase in our costs and expenses and have a negative impact on our operating margins. Furthermore, the costs of construction and maintenance of new data centers constitute a significant portion of our capital expenditures and operating expenses. If our planned expansion does not achieve the desired results, our business, profitability and results of operations could be materially and adversely affected.

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

Our growth depends on our ability to continue to expand our service offerings to existing customers and attract new customers. Our customer base for hosting and related services increased from over 7,000 as of December 31, 2022 to over 7,500 as of December 31, 2023. Our average monthly recurring revenues per cabinet for managed retail services were RMB9,190, RMB9,270, and RMB9,497 for the years ended December 31,2021, 2022, and 2023, respectively. We may be unable to sustain our growth for a number of reasons, such as:

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

Government policies and restrictions on the construction of new data centers or the expansion of existing data centers may also have a material impact on our business. For example,on July 3, 2023, the Development and Reform Commission of Beijing Municipality published the Notice on Further Strengthening the Regulations on Energy Conservation Monitoring of Data Center Projects, which replaced the Regulations on Further Strengthening the Energy Conservation Monitoring of Data Center Projects and reaffirmed the aforementioned energy conservation requirements. For more detailed information, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Value-Added Telecommunications Business—Energy Conservation of Internet Data Centers.” These regulatory developments and uncertainties regarding their implementation may adversely affect the expansion and/or construction progress of our data centers. While we endeavor to obtain the required regulatory approvals for the development and operation of our data centers (including fixed asset investment project filings and conducting energy conservation examinations of our data center construction projects to meet the requirements under national and local laws and regulations), we cannot assure you that all of our data centers have met the requirements or that we have obtained or will obtain all relevant approvals, the lack of which could have an adverse effect on our business and expected growth.

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

Our agreements with our customers contain certain guarantees regarding our performance. For hosting services, we generally guarantee 99.9% uptime for power and 99.9% uptime for network connectivity, failure of which will cause us to provide free service for a period of time. In the past, one of our data centers experienced a network and power outages for an extended period of time. As a result, we failed to meet the 99.9% uptime guarantee for network connectivity and power, and consequently were required to provide free service for a period of time or compensate in other ways for the losses incurred to the customers who were affected pursuant to our agreements with these customers. This was a low-probability event and did not have any material impact on our business. If in the future similar incidents were to recur or we are unable to provide customers with quality customer support, we could face customer dissatisfaction, decreased overall demand for our services, and loss of revenue. In addition, inability to meet customer service expectations may damage our reputation and could consequently limit our ability to retain existing customers and attract new customers, which would adversely affect our ability to generate revenue and negatively impact our results of operations.

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

While we have not experienced any material interruptions in the past, service interruptions continue to be a significant risk for us and could materially impact our business. Any service interruptions may:

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

We derived a significant portion of our revenues in 2021, 2022, and 2023 from customers in China’s internet industry, including online media, e-commerce, live broadcasting, social networking, online gaming companies, portals, search engines, financial technology companies, cloud service providers and local life service providers. The business models of some internet companies are relatively new and have not been well proven. Many internet companies base their business prospects on the continued growth of China’s internet market, which may not happen as expected.

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

Through our strategic partnership with Microsoft, we started providing public cloud services in 2013 and hybrid cloud services in 2014. We are Microsoft’s local partner for all of its four major cloud offerings: Microsoft Azure, Microsoft 365 (formerly Office 365), Dynamics 365 and Power Platform services. We partner with Microsoft to provide Cloud services that allow customers to run their applications over the internet using the IT infrastructure. We generally charge end customers of cloud services for a fixed fee or fee based on the actual usage of the cloud resources at predetermined rates over the subscription period. There can be no certainty that our partnership with Microsoft will not be changed or terminated. Any change in the partnership with Microsoft could cause delays in the delivery of our cloud service and possible losses in revenue, which could adversely affect our results of operations. In addition, alternative partners may not be available, or may not provide their products or services at similar favorable prices. To the extent that we are unable to maintain our partnership with Microsoft, and if we have not yet established, or are unable to establish, partnerships with other cloud service providers, our operations, reputation and strategic goals of cloud service business would be adversely affected.

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

Particularly, regulatory authorities in China have implemented and may implement further legislative and regulatory proposals concerning cybersecurity, information security, privacy and data protection. New laws and regulations that govern new areas of data protection or impose more stringent requirements may be introduced in China. In addition, the interpretation and application of cybersecurity, information security, privacy and data protection laws in China are still evolving. It is possible that existing or newly-introduced laws and regulations, or their interpretation, application or enforcement, could significantly affect our business practice and force us to change our business practices. For example, in November 2016, the SCNPC promulgated the Cybersecurity Law, which requires network operators to perform certain functions related to cybersecurity protection and strengthen network information management through taking technical and other necessary measures as required by laws and regulations to safeguard the operation of networks, responding to network security effectively, preventing illegal and criminal activities, and maintaining the integrity and confidentiality and usability of network data. In addition, the Cybersecurity Law imposes certain requirements on the CIIOs. For example, CIIOs generally shall, during their operations in the PRC, store the personal information and important data collected and produced within the territory of PRC, and shall perform certain security obligations as required under the Cybersecurity Law. The Cybersecurity Law is relatively new and subject to interpretation by the regulator. In light of rapid advances in its implementation, the implementation of the Cybersecurity Law involves potential risks to our business because we may be deemed as the CIIO thereunder.

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

For the period from July 2022 to September 2023, the PRC government authorities further enhanced regulations on internet and cyber security by promulgating related new rules and regulations, including the Measures for the Security Assessment of Cross - border Transfer of Data, which became effective on September 1, 2022, the Measures for the Administration of Data Security in the Field of Industry and Information Technology (for Trial Implementation), which became effective on January 1, 2023, and the Provisions on Promoting and Regulating Cross - border Data Transfer published on March 22, 2024. For detailed discussion, please see “Item 4. Information on the Company - Regulations - Regulations on Internet Security.”

Compliance with the above PRC laws and regulations including the Cybersecurity Law, the Regulations on Protection of Security of Critical Information Infrastructure, the Cybersecurity Review Measures and the Data Security Law, the Measures for the Security Assessment of Cross - border Transfer of Data, the Measures for the Administration of Data Security in the Field of Industry and Information Technology (for Trial Implementation) as well as additional laws and regulations that PRC regulatory bodies may enact in the future, including laws and regulations regarding the cybersecurity, information security, privacy and data protection, may result in additional expenses to us and subject us to negative publicity, which could harm our reputation and business operations. There are also uncertainties with respect to how such laws and regulations will be implemented and interpreted in practice. PRC regulators, including the Department of Public Security, the MIIT, the SAMR and the CAC, have been increasingly focused on regulation in the areas of data security and data protection, and are enhancing the protection of privacy and data security by rule-making and enforcement actions at central and local levels. We expect that these areas will receive greater and continued attention and scrutiny from regulators and the public going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

We only collect basic user personal information that is necessary to provide the corresponding services. We do not collect any sensitive personal information or other excessive personal information that is not related to the corresponding services. We update our privacy policies from time to time to meet the latest regulatory requirements of CAC and other authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. We have adopted cybersecurity risk management program, which is based on industry best practices that aim (1) to provide a roadmap for effective security management practices and controls that protect and maintain the confidentiality, integrity, and availability of Company’s information systems and information assets, including non - public information and (2) to prevent data exfiltration, manipulation, and destruction, as well as system and transactional disruption. For details, please refer to “Item 16K - Cybersecurity” in this annual report on Form 20 - F. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. In addition, while we have taken various measures to comply with all applicable laws and regulations regarding cybersecurity, information security, privacy and data protection in China, we cannot assure you that the measures we have taken or will take are adequate under the Cybersecurity Law, and we may be held liable in the event of any breach of the relevant requirements under the Cybersecurity Law or other relevant laws and regulations. Any failure or perceived failure by us to prevent information security breaches or to comply with data security and privacy policies or related legal obligations, or any compromise of security that results in the unauthorized use, release or transfer of personally identifiable information or other data, could cause our customers to lose trust in us and could expose us to legal claims or penalties. Any perception by the public that privacy of user information or data security are becoming increasingly unsafe or vulnerable to attacks could inhibit the growth of our products and services generally. We expect that these areas will be subject to greater public scrutiny and attention from regulators and more frequent and rigid investigation or review by regulators, which will increase our compliance costs and subject us to heightened risks and challenges. We may also be held liable in the event of any breach of general clauses on our compliance with such statutory requirements as well as some other specific requirements related to data protection under the relevant customer contracts. We may have to spend much more personnel cost and time evaluating and managing these risks and challenges in connection with our products and services in the ordinary course of our business operations, and cooperated and will keep cooperating in the future with the competent regulators in these respects. If further changes in our business practices are required under China’s evolving regulatory framework for the protection of information in cyberspace, our business, financial condition and results of operations may be adversely affected. These proceedings or actions could subject us to significant penalties and negative publicity, require us to change our business practices, increase our costs and severely disrupt our business, hinder our global expansion or negatively affect the trading prices of our ADSs, shares and/or other securities. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

We depend on third-party suppliers for key elements of our network infrastructure, data center and telecommunication network services, and we also compete with some of the third-party suppliers, primarily China Telecom, China Unicom and China Mobile, for certain telecommunication resources.

Our success depends in part upon our relationships with third-party suppliers, primarily China Telecom, China Unicom and China Mobile, for key elements of network infrastructure and telecommunication network services, including hosting facilities and bandwidth, and to some extent, optical fibers. We directly enter into agreements with the local subsidiaries of China Telecom, China Unicom and China Mobile, from whom we lease cabinets in the data centers built and operated by them, with power systems, cabling and wiring and other data center equipment pre-installed. Because each local subsidiary of China Telecom, China Unicom and China Mobile has independent authority and budget to enter into contracts, our contract terms with these subsidiaries vary and are determined on a case-by-case basis. We generally define “partnered” data centers as the data center space and cabinets we lease from China Telecom, China Unicom, China Mobile and other third parties through agreements. Based on the specific requests of our customers, demands in different cities and our strategy for points of presence, or POP, establishment, the locations and number of our partnered data centers may change from time to time. As of December 31, 2023, we leased a total of 4,240 cabinets that are housed in our 112 partnered data centers, accounting for approximately 4.5% of the total number of our cabinets under management.

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

China Telecom, China Unicom and China Mobile also provide data center and bandwidth services and directly compete with us while we exercise little control over them. See “— We may not be able to compete effectively.” We believe that we have good business relationships with China Telecom, China Unicom and China Mobile, and we have access to adequate hosting facilities and bandwidth to provide our services. However, there can be no assurance that we can always secure hosting facilities and bandwidth from China Telecom, China Unicom and China Mobile on commercially acceptable terms, or at all.

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

The industries that we operate and our business operations are extensively impacted by the policies and regulations of the PRC government. Any policy or regulatory change may cause us to incur significant compliance costs.

The industries that we operate and our business operations are subject to extensive national, provincial and local governmental regulations, policies and controls. PRC governmental authorities and agencies regulate many aspects of Chinese industries, including without limitation, the following aspects:

●	construction or development of new data centers or renovation, rebuilding or expansion of existing data centers;
●	environmental protection laws and regulations;
●	security laws and regulations;
●	establishment of or changes in shareholder of foreign investment enterprises;
●	foreign exchange;
●	taxes, duties and fees;
●	customs;
●	land planning and land use rights;
●	energy conservation and emission reduction; and
●	internet security laws and regulations, including the Cybersecurity Law, and the Trial Administrative Measures on the Use and Operation Maintenance of Internet Information Security Management System.

The liabilities, costs, obligations and requirements associated with these laws and regulations may be material, may delay the commencement of operations at our new data centers or cause interruptions to our operations. Failure to comply with the relevant laws and regulations in our operations may result in various penalties, including, among others the suspension of our operations and thus adversely and materially affect our business, prospects, financial condition and results of operations. Additionally, there can be no assurance that the relevant government agencies will not change such laws or regulations or impose additional requirements. While we have endeavored to comply with the relevant laws and regulations in the development and operation of our data centers, we may incur additional costs in order to fulfill such requirements, and we cannot assure you that we have complied with, or will comply with the requirements of all relevant laws and regulations, including obtaining of all relevant approvals required for the development and operation of data centers.

Difficulties in identifying, consummating and integrating acquisitions and alliances and potential write-offs in connection with our investment or acquisitions may have a material and adverse effect on our business and results of operations.

As part of our growth strategy, we have acquired, and may in the future acquire, companies that operate businesses complementary to ours. From time to time, we may also make alternative investments and enter into strategic partnerships or alliances as we see fit. For example, in July 2018, SH Blue Cloud, the wholly-owned subsidiary of SH Zhiyan, entered into distribution agreements with each of Unify Cloud, AvePoint, Agile Point and Fadada.com to distribute their products and services in mainland China. In June 2020, as part of our business strategy to expand the existing hosting service, we, through one of our consolidated affiliated entities, Shanghai Shilian Technology Co., Ltd., acquired 100% of the equity interests in Shanghai Shuzhong Investment Management Co., Ltd., which primarily provides internet data center service from a third-party selling shareholder. In July 2021, we, through one of our subsidiaries, acquired Beijing TenxCloud Technology Co., Ltd., or BJ TenxCloud, which is a professional provider of digitalization solutions to customers based on the in-house developed cloud native platform. In August 2022, we, through one of our subsidiaries, acquired 100% of the equity interests in Kunshan Kunhui Network Co., Ltd., which primarily provides internet data center service, as part of our business strategy to expand the existing hosting service. In March 2023, we, through one of our consolidated affiliated entities, Langfang Huahai Network Technology Co., Ltd. (“Langfang Huahai”), acquired 100% equity interest in Sanhe Mingtai Digital Industrial Park Co., Ltd. (“Sanhe Digital”) with a consideration of 22.5% equity interest (share consideration) of Langfang Huahai, to acquire the property and land use rights for data center. Sanhe Digital was subsequently merged into Langfang Huahai in December 2023. In December 2023, we entered into a strategic cooperation agreement with SDHG to develop renewable energy projects in northern China and build innovative computing power network infrastructures encompassing data center, cloud computing and big data to promote the low-carbon and high-quality development of IDC services. However, past and future acquisitions, partnerships or alliances may expose us to certain risks, including risks associated with:

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

In addition, we record goodwill if the purchase price we pay in the acquisitions exceeded the amount assigned to the fair value of the net assets in the business acquired. We are required to test our goodwill and intangible assets for impairment annually, or more frequently, if events or changes in circumstances indicate that these assets may be impaired. As of December 31, 2022, the recorded goodwill was RMB1,364.2 million. We carried out certain procedures as required under the accounting principles to test the fair value of goodwill as of December 31, 2023, which resulted in impairment of goodwill of RMB1,364.2 million in the year of 2023. Accordingly, we no longer have recorded goodwill subsequent to December 31, 2023. We cannot assure you that our acquisitions will perform as expected or that the acquired businesses, technologies, services and products from our past acquisitions and any potential transaction will generate sufficient revenue to offset the associated costs or other potential unforeseen adverse effect on our business. We may record impairment of goodwill and acquired intangible assets in connection with our future acquisitions if the carrying value of our acquisition goodwill and related acquired intangible assets in connection with our future acquisitions are determined to be impaired. Furthermore, we may need to raise additional debt or sell additional equity or equity-linked securities to make or complete such acquisitions. See “— We may require additional capital to meet our future capital needs, which may adversely affect our financial position and result in additional shareholder dilution.”

We may not be able to compete effectively.

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

Breaches of our data centers, networks, infrastructure or data security could disrupt the security of our systems and business applications, impair our ability to provide services to our customers and protect the privacy of their data, compromise confidential or technical business information harming our reputation or competitive position, result in theft or misuse of our intellectual property or other assets, subject us to ransomware attacks, require us to allocate more resources to improve technologies or remediate the impacts of attacks, or otherwise adversely affect our business. In addition, we have limited control over our partnered data centers, which are primarily operated by China Telecom, China Unicom or China Mobile. We may be required to devote significant capital and resources to protect against such threats or to alleviate problems caused by security breaches. As techniques used to breach security change frequently and are generally not recognized until launched against a target, we may not be able to implement security measures in a timely manner or, if and when implemented, we may not be certain whether these measures could be circumvented. Any breaches that may occur could expose us to increased risk of lawsuits, material monetary damages, potential violations of applicable privacy and other laws, penalties and fines, loss of existing or potential customers, harm to our reputation and increases in our security and insurance costs, which could have a material adverse effect on our business, financial condition and results of operations. For a detailed discussion, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Internet Security.” In addition, the local authorities in the PRC may conduct various reviews and inspections on our business operations from time to time, which could cover a broad range of aspects, including network and information security, and compliance with applicable laws, rules and regulations. If any non-compliance incidents in our business operation are identified, we may be required to take certain rectification measures in accordance with applicable laws and regulations, or we may be subject to other regulatory actions such as administrative penalties. For example, in November 2020, the MIIT conducted an inspection on us and identified certain security issues in our cloud systems. We were ordered to rectify such issues before December 11, 2021 and we completed the rectification work on December 2, 2020. However, given the continuously evolving regulatory environment of China, we cannot assure you that we will be able to fully rectify all non-compliance incidents in a timely manner or fully satisfy the regulatory requirements, or we will not be subject to any future regulatory reviews and inspections where other non-compliance incidents might be identified, which might materially and adversely affect our business, financial condition, results of operations and prospects.

In addition, any assertions of alleged security breaches or systems failure made against us, whether true or not, could harm our reputation, cause us to incur substantial legal fees, divert management’s attention and have a material adverse effect on our business, reputation, financial condition and results of operations.

An occurrence of a widespread health epidemic or other outbreaks or natural disasters could have a material adverse effect on our business, financial condition and results of operations.

Our business could be materially and adversely affected by the outbreak of a widespread health epidemic, such as COVID - 19, swine flu, avian influenza, severe acute respiratory syndrome, Ebola and Zika; natural disasters, such as earthquakes, snowstorms, storm surges, floods, fires, drought and other extreme weather events and other effects of climate change; or other events, such as wars, acts of terrorism, environmental accidents, power shortages or communication interruptions. The occurrence of a disaster or a prolonged outbreak of an epidemic illness or other adverse public health developments in China or elsewhere in the world could materially disrupt our industry and our business and operations, and have a material adverse effect on our business, financial condition and results of operations. For example, these events could cause potential restrictive measures to be imposed in major cities where we have a significant presence. Our operations could also be disrupted if any of our employees or employees of our business partners are suspected of contracting an epidemic disease, since this could require us or our business partners to quarantine some or all of these employees or disinfect the facilities used for our operations. In addition, our revenue and profitability could be materially reduced to the extent that a natural disaster, health epidemic or other outbreak or any change in policy in response to such event harms the global or PRC economy in general.

If the construction of new data centers or the expansion of existing data centers cannot be completed or delivered on time due to a natural disaster, health epidemic or other outbreak or any change in policy in response to such event, we might be unable to meet our customer demand in the existing and new markets as expected, which may adversely and materially affect our business, financial condition and results of operations. In addition, the business disruptions caused by a natural disaster, health epidemic or other outbreak or any change in policy in response to such event might also materially and adversely affect our customers’ business operations and financial conditions, especially for small- and medium-sized enterprises, and they might start to encounter cash flow or operating difficulties, which may reduce their demand for our services, increase the accounts receivable turnover days or even increase the default risks. All of these consequences would negatively affect our results of operations. Any prolonged disruption of our businesses or those of our customers or business partners could negatively impact our financial condition and results of operations.

We have a history of net loss and we are uncertain about our future profitability.

We generated a net income of RMB515.1 million in 2021 and incurred a net loss of RMB762.0 million in 2022. In 2023, we incurred a net loss of RMB2,597.2 million (US$365.8 million). We cannot assure you that we will be able to generate net income in the future. We recorded net loss in 2023 primarily because in 2023, we conducted impairment tests on goodwill and long-lived assets in accordance with the U.S. GAAP. The results indicated that the fair value of one reporting unit and some asset groups was lower than their carrying amount. Consequently, a significant one-time impairment of goodwill and long-lived assets was recognized. In addition, the increase in depreciation and amortization expenses due to the continuous addition of data centers put into use in recent years has negatively affected our operating margins.

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

Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness, including the notes and commercial loans, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not continue to generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If we are unable to generate cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

As of December 31, 2023, our total consolidated indebtedness and other liabilities, representing the aggregate amount of borrowings, accounts and notes payable, accrued expenses and other payables and convertible promissory notes, were RMB15,324.6 million (US$2,158.4 million). In 2023, we successfully completed the repurchase of US$64.0 million then outstanding convertible senior notes due 2025 at 109% of the principal amount plus all accrued but unpaid interest. In February 2024, we successfully repurchased and cancelled our US$600 million 0.00% Convertible Senior Notes due 2026. Failure to service our debt would constitute an event of default under the terms of our outstanding debt, which would have a material adverse effect on our financial condition and results of operations. Furthermore, if our bond rating is downgraded or we incur any change of control event, our financial condition or results of operations would be materially and adversely affected.

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

We have substantial indebtedness. As of December 31, 2023, we had total outstanding debts (consisting of borrowings) of RMB5,866.8 million (US$826.3 million) and convertible promissory notes of RMB5,978.4 million (US$842.0 million). In February 2024, we successfully repurchased and cancelled our US$600 million 0.00% Convertible Senior Notes due 2026. Based on our current expansion plans, we expect to continue to finance our operations partially through the incurrence of debt. Our indebtedness could, among other consequences:

●	make it more difficult for us to satisfy our obligations under our indebtedness, exposing us to the risk of default, which, in turn, would negatively affect our ability to operate as a going concern;
●	require us to dedicate a substantial portion of our cash flows from operations to interest and principal payments on our indebtedness, reducing the availability of our cash flows for other purposes, such as capital expenditures, acquisitions and working capital;
●	limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;
●	increase our vulnerability to general adverse economic and industry conditions;
●	place us at a disadvantage compared to our competitors that have less debt;
●	expose us to fluctuations in the interest rate environment because the interest rates on borrowings under our project financing agreements are variable;
●	expose us to fluctuations in foreign exchange rate;
●	increase our cost of borrowing;
●	limit our ability to borrow additional funds; and
●	require us to sell assets to raise funds, if needed, for working capital, capital expenditures, acquisitions or other purposes.

As a result of covenants and restrictions, we are limited in how we conduct our business, and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. Our current or future borrowings could increase the level of financial risk to us and, to the extent that the interest rates are not fixed and rise, or that borrowings are refinanced at higher rates, our available cash flow and results of operations could be adversely affected. In addition, because we derive vast majority of our available cash flow in the RMB and use the RMB as our reporting currency whereas our functional currency is the United States dollar and we have significant portion of outstanding debts dominated in the United States dollar, we face significant foreign exchange risk. Any appreciation or depreciation in the value of the RMB will affect our available cash flow and results of operations in different ways.

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

The holders of our convertible notes have certain repurchase rights pursuant to the terms under our convertible notes. For example, holders of our 2027 Convertible Notes, among others, have the right to require us to redeem for cash all of their 2027 Convertible Notes in the event of certain fundamental changes, including an occurrence of a change in control or a delisting of ADSs from a reputable international stock exchange, subject to certain conditions, at a repurchase price or a fundamental change repurchase price, as the case may be, equal to 100% of the principal amount of the 2027 Convertible Notes to be redeemed, plus accrued and unpaid interest plus Incremental Amount (as defined under the terms of the 2027 Convertible Notes). For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Preferred Shares and Notes—2027 Convertible Notes” in this annual report on Form 20-F.

Further, our ability to meet our debt obligations will depend on our future performance, which will be affected by financial, business, economic, regulatory and other factors, many of which are outside of our control. Our future operations may not generate sufficient cash to enable us to repay our debt, including the convertible notes we have issued. If we fail to make a payment on our debt, we could be in default on such debt. If we are at any time unable to pay our indebtedness under our convertible notes in cash when due or upon the required redemption, we may be required to issue additional equity securities or incur indebtedness on unfavorable terms.

Increased power costs and limited availability of electrical resources could adversely affect our results of operations.

We are a large consumer of power and costs of power account for a significant portion of our overall costs for both our self-built data centers and partnered data centers. We may not be able to pass on increased power costs to our customers, which could harm our results of operations. For example, on January 6, 2023, the Development and Reform Commission of Guangdong Province and the Department of Industry and Information Technology of Guangdong Province jointly issued the Opinions on Strengthening the Layout and Construction of Data Centers, pursuant to which, the average PUE of data centers which are newly constructed and located in data center clusters of national hubs shall be at or below 1.25 while the average PUE of other data centers in Guangdong province shall be at or below 1.3. On July 3, 2023, the Development and Reform Commission of Beijing Municipality published the Notice on Further Strengthening the Regulations on Energy Conservation Monitoring of Data Center Projects, which replaced the Regulations on Further Strengthening the Energy Conservation Monitoring of Data Center Projects that was published in July 2021, and reaffirmed energy conservation requirements applicable to data center projects, including, among others, a limitation on the proportion of racks for data storage function, a requirement for higher usage percentage of renewable energy sources and lower PUE, as well as a restriction on the minimum actual utilization rate of the data center within two years after obtaining an energy conservation review opinion. For more detailed information, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Value-Added Telecommunications Business—Energy Conservation of Internet Data Centers.” Such regulations have directly or indirectly increased our cost of power. If we are unable to pass these increased power costs on to consumers, these regulations may adversely affect our results of operations.

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

Negative publicity and allegations about us, our products and services, our financial results, our market position or our industry in general, including by short sellers or investment research firms, regardless of their veracity, may adversely damage our brand, public image and reputation, harm our ability to attract and retain users and result in material adverse impact on our share price, business and results of operations. For example, in September 2014, Trinity Research Group, or Trinity, a short seller that was allegedly formed in 2014, issued reports alleging that we operated through a Ponzi scheme and reported fraudulent financials and operating metrics. The trading price of our ADSs declined and two shareholder class action lawsuits were filed against us and some of our directors and senior executive officers. Although through two separate and comprehensive rebuttal reports, we rejected all the allegations set out in Trinity’s reports, and such class action lawsuits were settled in 2018, our share price fluctuated after such negative publicity. In December 2023, a shareholder class action lawsuit was filed against us in the United States District Court for the Southern District of New York, alleging that between April 8, 2022 and February 15, 2023, we made materially false and/or misleading statements, as well as failed to disclose material adverse facts about our business, operations and prospects. We may be involved in similar class action lawsuits in the future. We may also be adversely affected if market players in our industry are involved in negative publicity involving certain cybersecurity incidents that could result in unauthorized release of confidential or otherwise protected information, harm to individuals or property and loss or compromise of important or sensitive data. Any negative publicity could adversely damage our brand, public image and reputation, which may have an adverse impact on our business and results of operations.

Our directors and employees may face claims and lawsuits as a result of their position in other companies, which may also harm our reputation.

Our directors and employees may face additional exposure to claims and lawsuits as a result of their position in other public companies. For example, one of our directors, Mr. Sean Shao, an independent director and chairman of the audit committee of Jumei International Holding Limited, was named as a defendant in a securities class action lawsuit filed in the U.S. against Jumei International Holding Limited, a company formerly listed on the New York Stock Exchange, regarding an alleged omission and misrepresentation in that company’s solicitation/recommendation statement filed with the SEC in connection with its privatization transaction. This case closed in October 2021 when the court granted the defendants’ motion to dismiss. Mr. Shao was also an independent director and chairman of the audit committee of Luckin Coffee Inc. from May 2019 through July 2020 and was chairman of a special committee of the board which investigated accounting improprieties at Luckin Coffee Inc. during 2020. Luckin Coffee Inc. and its directors, including Mr. Shao, have been named as defendants in several lawsuits brought with respect to these accounting improprieties. A final approval of the federal class action settlement was granted by the U.S. federal court in July 2022 and final approval of the state class action settlement was granted by the state court in the United States in April 2023. The existence of litigation, claims, investigations and proceedings against our directors and employees, even if they do not involve our company, may harm our reputation and adversely affect the value of our securities.

Rapid urbanization and changes in zoning and urban planning in China may cause our leased properties to be demolished, removed or otherwise affected.

China is undergoing a rapid urbanization process, and zoning requirements and other governmental mandates with respect to urban planning of a particular area may change from time to time. When there is a change in zoning requirements or other governmental mandates with respect to the areas where our data centers are located, the affected data centers may need to be demolished and removed in accordance with applicable laws. As a result, we may have to relocate our data centers to other locations. We have not experienced such demolition and relocation in the past, but we cannot assure you that we will not experience demolitions or interruptions of our data center operations due to zoning or other local regulations. Any such demolition and relocation could cause us to lose primary locations for our data centers and we may not be able to achieve comparable operation results following the relocations. While we may be reimbursed for such demolition and relocation, we cannot assure you that the reimbursement, as determined by the relevant government authorities, will be sufficient to cover our direct and indirect losses. Accordingly, our business, financial condition and results of operations may be materially and adversely affected.

Our leases for data centers could be terminated early, we may not be able to renew our existing leases on commercially reasonable terms, and our rent could increase substantially in the future, which could materially and adversely affect our operations.

As of December 31, 2023, we operated 50 self-built data centers in China and most of our self-built data centers are located on leased properties. We lease buildings with suitable power supplies and safe structures meeting our data center requirements and convert them into data centers by installing power generators, air conditioning systems, cables, cabinets and other equipment. We also build our own data centers from the ground up after obtaining suitable land. We also purchase data centers in use or under construction from third parties. We generally refer to these three types of data centers as “self-built” data centers. Our leases generally have renewal options. We plan to renew our existing leases upon expiration. However, we may not be able to renew these leases on commercially reasonable terms, if at all. We may experience an increase in rent payments. In addition, although the lessors of our self-built data centers generally do not have the right of early termination and we have not experienced any early termination by the lessors as of the date of this annual report, leases could be terminated early if we are in material breach of the lease agreements or the leased premises become unavailable due to reasons beyond the lessors’ control. If our leases for data centers were terminated early, we may have to relocate our data center equipment and the servers and equipment of our customers to a new building and incur significant costs related to relocation. Any relocation could also affect our ability to provide services and harm our reputation. As a result, our business and results of operations could be materially and adversely affected.

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

We have been named as defendant in a putative shareholder class action lawsuit described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” We had in the past settled some shareholder class action lawsuits and there is currently one shareholder class action lawsuit pending in in the United States District Court for the Southern District of New York. We may continue to be involved in similar class action lawsuits in the future. Any such class action lawsuit, whether or not successful, may utilize a significant portion of our cash resources, divert management’s attention from the day-to-day operations of our company, harm our reputation and restrict our ability to raise capital in the future, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

Our business depends substantially on the continuing efforts of our executives, and our business may be severely disrupted if we lose their services.

Our future success heavily depends upon the continued services of our executives and other key employees. In particular, we rely on the expertise and experience of Mr. Sheng Chen, our founder and co-chairperson of the board of directors. We rely on their industry expertise, their experience in our business operations and sales and marketing, as well as their relationships with our employees, major shareholders, customers and government authorities. If one or more of our senior executives were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all. If any of our senior executives joins a competitor or forms a competing company, we may lose customers, suppliers, key professionals and staff members. Each of our executive officers has entered into an employment agreement with us, which contains non-competition provisions. However, if any dispute arises between our executive officers and us, we cannot assure you the extent to which any of these agreements could be enforced in China, where these executive officers reside, in light of the uncertainties with China’s legal system. See “— Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could limit legal protections available to you and us.”

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

We consider our copyrights, trademarks, trade names and internet domain names invaluable to our ability to continue to develop and enhance our brand recognition. Historically, protection of intellectual property rights was a less-prioritized field of law in the PRC compared to other jurisdictions. We utilize proprietary know-how and trade secrets and employ various methods to protect such intellectual property. Unauthorized use of our copyrights, trademarks, trade names and domain names may damage our reputation and brand. Preventing copyright, trademark and trade name infringement or misuse could be difficult, costly and time-consuming. The measures we take to protect our copyrights, trademarks and other intellectual property rights are currently based upon a combination of trademark and copyright laws in China and may not be adequate to prevent unauthorized uses. Furthermore, application of laws governing intellectual property rights in China is uncertain and evolving, and could involve substantial risks to us. If we are unable to adequately protect our trademarks, copyrights and other intellectual property rights in the future, we may lose these rights, our brand name may be harmed, and our business may suffer materially. Furthermore, our management’s attention may be diverted by violations of our intellectual property rights, and we may be required to enter into costly litigation to protect our proprietary rights against any infringement or violation.

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

The global macroeconomic environment is facing numerous challenges. The growth rate of the Chinese economy has gradually slowed since 2010 and the trend may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. The global economy has been also facing challenges arising from uncertainties over the impact of the United Kingdom’s exit from the European Union, the ongoing trade disputes and tariffs between China and the United States, as well as health epidemics and other outbreaks, and the related economic policies taken by various governments in the world. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China.

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

There have recently been heightened tensions in international economic relations, particularly between the U.S. and China. Since July 2018, the U.S. government has imposed, and has proposed to impose additional, new or higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new or higher tariffs on certain products imported from the U.S. In May 2019, the U.S. government announced to increase tariffs to 25%, and China responded by imposing tariffs on certain U.S. goods on a smaller scale, and proposed to impose additional tariffs on U.S. goods. On June 1, 2019, the tariffs announced in May 2019 came into effect on US$60 billion worth of U.S. goods exported to China. On September 1, 2019, as announced, the U.S. began implementing tariffs on more than US$125 billion worth of Chinese imports. On September 2, 2019, China lodged a complaint before the World Trade Organization against the U.S. over import tariffs. In December 2019, the U.S. and China reached a limited trade agreement to roll back existing tariff rates on certain Chinese goods and cancel new levies set to take effect on December 15, 2019 in exchange for Chinese purchases of U.S. farm goods and obtain other concession. However, there can be no assurances that the U.S. or China will not increase tariffs or impose additional tariffs in the future. Although we do not currently export any products to the U.S., it is not yet clear what impact these tariffs may have on our business. In June and August of 2020, the U.S. Department of Defense, or the DOD made public two lists of Chinese companies, including the major Chinese telecommunications carriers that have been determined to be “Communist Chinese military companies” operating directly or indirectly in the United States. While not sanctions lists, the DOD lists may lead to future sanctions by the U.S. government of companies on the DOD lists, including the PRC telecommunications carriers who provide network services to our customers. Additionally, the United States has ended trade preferences for Hong Kong as well as imposed sanctions on certain officials of Hong Kong and PRC government. Although we only provide services, tariffs could potentially impact the businesses of our suppliers, customers and business partners which may in turn affect our business and results of operations. We plan to review our supplier relationships and make efforts to comply with any new law that may affect us. In addition, these developments could have a material adverse effect on global economic conditions and the stability of global financial markets. As these tensions and regulatory headwinds have the potential to affect our business, any of these factors could have a material adverse effect on our business, financial condition and results of operations.

We could be adversely affected by changes in international trading policies and rising political tensions, particularly between the United States and China.

There have been changes in international trade policies and rising political tensions, particularly between the U.S. and China, but also as a result of the conflict in Ukraine and sanctions on Russia.

Political tensions between the United States and China have escalated due to due to various incidents relating to trade dispute, sovereign integrity, and sanctions, among others. For example, in August 2022, the U.S. enacted the Creating Helpful Incentives to Produce Semiconductors and Science Act of 2022 (CHIPS Act). The CHIPS Act aims to strengthen U.S. domestic semiconductor manufacturing, design and research, fortify the economy and national security, and to help the U.S. compete economically against China. In October 2022, the U.S. Bureau of Industry and Security released broad changes in export control regulations, including new regulations restricting the export to China of advanced semiconductors, supercomputer technology, equipment for the manufacturing of advanced semiconductors, and components and technology for the manufacturing in China of certain semiconductor manufacturing equipment. On August 9, 2023, the Biden administration of the United States released an executive order directing the Department of Treasury to create an outbound foreign direct investment review program that will require reporting on or (in more narrow circumstances) will prohibit investments by U.S. persons involving “covered national security technologies and products,” which is defined to include “sensitive technologies and products in the semiconductors and microelectronics, quantum information technologies, and artificial intelligence (AI) sectors that are critical for the military, intelligence, surveillance, or cyber-enabled capabilities” of China. The Department of Treasury issued an advance notice of proposed rulemaking, which provided a conceptual framework for outbound investment controls focused on China. As of the date of this annual report, the final rules implementing the administrative order have not taken effect yet, and the scope of the outbound foreign direct investment review program may be materially different from what is currently contemplated by the advance notice. Against this backdrop, China has implemented, and may further implement, measures in response to the changing trade policies, treaties, tariffs and sanctions and restrictions against Chinese companies initiated by the U.S. government. Based on our current assessment of the situation, we do not believe that our business operations or financial performance will be materially and adversely affected by the above developments. However, we cannot assure you that, if the political tension between the United States and China intensifies and further regulations affecting our business or customers are passed, our business will not be materially and adversely affected.

The ongoing conflicts between Russia and Ukraine and Israel and Gaza have significantly impacted global economic markets, resulting in disruptions to supply chains, the imposition of sanctions, and increase geopolitical tensions around the world. The Russia-Ukraine and Israel-Gaza conflicts increased the uncertainties in the international relations and the global economy. We cannot predict the progress or outcome of the situation in Russia and Ukraine or Israel and Gaza, as the conflicts and governmental reactions continue to evolve.

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

Our management and independent registered public accounting firm have concluded that our internal control over financial reporting as of December 31, 2023 was effective. However, we cannot assure you that in the future our management or our independent registered public accounting firm will not identify material weaknesses during the Section 404 of the Sarbanes-Oxley Act audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of our ADSs, and harm our reputation. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

We have and may in the future be required to record a significant charge to earnings if our goodwill or long-lived assets become impaired.

We had a substantial amount of goodwill and long-lived assets on our consolidated balance sheets as a result of the past acquisitions or internal development. The carrying value of goodwill represents the fair value of an acquired business in excess of identifiable assets and liabilities as of the acquisition date. The carrying value of long-lived assets with identifiable useful lives are amortized based on their economic lives. Goodwill that is expected to contribute indefinitely to our cash flows is not amortized, but must be evaluated for impairment at least annually and when events or changes in circumstances indicate the carrying value may not be recoverable. Long-lived assets are also evaluated for impairment on an annual basis and when events or changes in circumstances indicate the carrying value may not be recoverable. If the total of the expected undiscounted future cash flows is less than the carrying amount of the long-lived assets, we reduce the carrying value of the long-lived assets to its estimated fair value, as determined based on a discounted cash flow approach, or when available and appropriate, to comparable market values. Events and conditions that could result in impairment of our goodwill and long-lived assets include a reduced market capitalization, adverse changes in the regulatory environment, or other factors leading to reduction in expected long-term growth or profitability.

A significant amount of judgment is involved in determining the presence of an indicator of impairment. For the year ended December 31, 2023, due to weaker-than-expected operations, the result of our annual impairment test indicated that there were impairment indicators for certain long-lived asset groups concerning recoverability. Impairment loss is calculated as the amount by which the carrying value of the relevant asset groups exceeds their estimated fair value. Impairment loss of long-lived assets of RMB506.7 million (US$71.4 million) was recorded for the year ended December 31, 2023.

In addition, as part of our annual impairment test on goodwill, considering the adverse changes in macroeconomic and market conditions in 2023 as well as a sustained decrease in share price, we determined that a quantitative impairment assessment of goodwill was required for the year ended December 31, 2023. Based on the quantitative assessment results, the difference of the reporting unit’s carrying amount over its fair value exceeded the total amount of goodwill as of December 31, 2023. Therefore, we recognized impairment of goodwill in its full amount of RMB1,364.2 million (US$192.1 million) for the year ended December 31, 2023. For details, see “Item 5. Operating and Financial Review and Prospectus––E. Critical Accounting Estimates.”

To the extent that business and/or economic conditions deteriorate further, or if changes in key assumptions and estimates differ significantly from management’s expectations, it may be necessary to record impairment charges in the future. A future impairment charge could have a material adverse effect on our business, financial condition and results of operations.

We have granted, and may continue to grant, stock options and other forms of share-based incentive awards, which may result in significant share-based compensation expenses.

As of February 29, 2024, options to purchase 419,202 ordinary shares and 2,291,115 restricted stock units, or RSUs, that have been granted under our 2010 share incentive plan, or the 2010 Plan, 2014 share incentive plan, or the 2014 Plan, and 2020 share incentive plan, or the 2020 Plan, were outstanding and not vested yet. For details about our share incentive plans, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.” We believe share-based incentive awards enhance our ability to attract and retain key personnel and employees, and we will continue to grant stock options, restricted stock units and other share-based awards to employees in the future.

We are required to account for share-based compensation in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 718, Compensation — Stock Compensation, which generally requires that share-based awards granted to employees be measured and recognized, as an expense, based on the grant date fair value and recognized as compensation expenses over the requisite service period or performance period. For the years ended December 31, 2021, 2022, and 2023, we incurred share-based compensation expense of RMB320.0 million, RMB118.2 million, and RMB35.3 million (US$5.0 million), respectively. If our share-based compensation expenses continue to be significant, our results of operations would be materially and adversely affected. However, if we limit the size of grants under our share incentive plans to minimize share-based compensation expenses, we may not be able to attract or retain key personnel.

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

The consummation of the proposed going-private transaction is uncertain, and the announcement and pendency of the transaction could materially and adversely affect our business, results of operations and financial condition and the market price of our ADSs.

Our board of directors received a proposal letter with respect to a going-private transaction in April 2022 from the Hina Group and Industrial Bank Co., Ltd., Shanghai Branch to acquire all outstanding shares of the Company (the “April Proposal”) and received a preliminary non-binding proposal letter from Mr. Sheng Chen, our co-chairperson, in September 2022 (the “September Proposal”). See “Item 4. Information on the Company—A. History and Development of the Company.” There can be no assurance that any definitive offer will be made, that any agreement will be executed or that the proposed transaction or any other transaction will be approved or consummated. The process of consummating the proposed going-private transaction or any other significant strategic transaction involving our company could cause disruptions in our business and divert our management’s attention and other resources from day-to-day operations, which could have an adverse effect on our business, results of operations and financial condition. Additionally, current and prospective employees and members of management could become uncertain about their future roles with us if in the event the going-private transaction is completed. This uncertainty could adversely affect our ability to retain and hire employees and members of management. In addition, the announcement and pendency of any going-private transaction could have an adverse effect on our relationships with customers and third-party service providers. If completed, the going-private transaction will result in us becoming a privately-held company and our ADSs will no longer be listed on the Nasdaq. If the going-private transaction is not completed, you will not receive the proposed transaction consideration and the price of our ADSs could decline. Additionally, the ongoing business of our company could be adversely affected and, without realizing the benefits of having completed the going-private transaction, our company will be subject to a number of risks, including payment of certain costs relating to the going-private transaction, even if the going-private transaction is not completed, such as legal, financial advisor and printing fees.

Risks Related to Our Corporate Structure

There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulation, and rules relating to the agreements that establish the variable interest entities structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the variable interest entities, and consequently, significantly affect our financial condition and results of operations. If the PRC government finds the agreements with the variable interest entities non-compliant with relevant PRC laws, regulations, and rules, or these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interest in the variable interest entities.

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

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business, or the enforcement and performance of our contractual arrangements with the consolidated affiliated entities, including but not limited to VNET Technology, BJ iJoy, HuLianXinCheng Network and SH Zhiyan. These laws and regulations may be subject to change, and their official interpretation and enforcement may involve substantial uncertainty. Due to the uncertainty and complexity of the regulatory environment, we cannot assure you that we would always be in full compliance with applicable laws and regulations, the violation of which may have adverse effect on our business and our reputation.

In April 2024, as part of our corporate governance improvement initiative, we revisited contractual arrangements with certain VIEs and their respective shareholders and entered into a series of amended and restated contractual agreements to replace and supersede in their entirety the prior contractual agreements entered into years ago. As of the date of this annual report, Han Kun Law Offices, our PRC legal counsel, based on its understanding of the relevant laws and regulations, is of the opinion that as of the date of this annual report, each of the contracts composing the contractual arrangements among us, our wholly-owned PRC subsidiaries, the variable interest entities and their shareholders is valid, legally binding and enforceable upon each party of such agreements under PRC laws and regulations, and does not result in any violation of PRC laws or regulations currently in effect. However, we have been advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations, including the Overseas Listing Regulations, the telecommunications circular described above and the Telecommunications Regulations of the PRC, and the relevant regulatory measures concerning the telecommunications industry, and there can be no assurance that the PRC government authorities will take a view that is consistent with the opinion of our PRC legal counsel. Therefore, we cannot assure you that the PRC government authorities that regulate providers of data center service and other telecommunication services and other participants in the telecommunications industry would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have discretion in interpreting these laws and regulations.

If our corporate and contractual structure is deemed by the MIIT, or other regulators having competent authority, to be illegal, either in whole or in part, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we may lose control of the consolidated affiliated entities and have to modify such structure to comply with regulatory requirements. However, we cannot assure you that we can achieve this without material disruption to our business. Further, if our corporate and contractual structure is found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have the discretion in dealing with such violations in accordance with applicable laws, including:

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

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of the variable interest entities in our consolidated financial statements, if the PRC government authorities were to find our legal structure and contractual arrangements to be non-compliant with PRC laws and regulations. We also cannot be certain that equity interests in the variable interest entities will be disposed of in accordance with the contractual arrangements among our PRC subsidiaries, the variable interest entities and the nominee shareholders of the variable interest entities. In addition, new PRC laws, regulations, and rules may be introduced to impose additional requirements, posing additional challenges to our corporate structure and contractual arrangements. If the imposition of any of these government actions causes us to lose our right to direct the activities of the variable interest entities or our right to receive substantially all the economic benefits and residual returns from the variable interest entities and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of the variable interest entities in our consolidated financial statements. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in the variable interest entities, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest. Occurrence of any of these events could materially and adversely affect our business, financial condition and results of operations. In addition, if the imposition of any of these penalties or requirement to restructure our corporate structure causes us to lose the rights to direct the activities of the variable interest entities or our right to receive their economic benefits, we would no longer be able to consolidate such variable interest entities in our consolidated financial statements in accordance with U.S. GAAP. In addition, our shares may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of the VIEs that conduct all or substantially all of our operations. However, we do not believe that such actions would result in the liquidation or dissolution of our company, our wholly-owned subsidiaries in China or the variable interest entities or their subsidiaries. For the years ended December 31, 2021, 2022 and 2023, our consolidated affiliated entities contributed most of our total net revenues.

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

Due to certain restrictions under the PRC laws on foreign ownership of entities engaged in data center service and other telecommunications value-added services, we conduct our operations in China through contractual arrangements among us, our wholly-owned PRC subsidiaries, the variable interest entities and their shareholders. We do not have any equity interest in the consolidated affiliated entities. However, as a result of these contractual arrangements, we have consolidated the financial information of the consolidated affiliated entities in our consolidated financial statements in accordance with U.S. GAAP. We rely on contractual arrangements with the variable interest entities and their shareholders to operate our business in China. For a description of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with the Variable Interest Entities and Their Shareholders.” Most of our revenues are attributed to our consolidated affiliated entities. These contractual arrangements may not be as effective as direct ownership in providing us with control over the variable interest entities. For example, the consolidated affiliated entities and their shareholders could breach their contractual arrangements with us by, among other things, failing to operate our business in an acceptable manner or taking other actions that are detrimental to our interests. If our consolidated affiliated entities or their shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by our consolidated affiliated entities is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system.

All of these contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. Uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could limit legal protections available to you and us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing these contractual arrangements, it would be very difficult to exert effective control over the variable interest entities. As a result, our ability to conduct our business may be materially and adversely affected, and we may not be able to consolidate the financial results of the relevant affiliated entities into our consolidated financial statements in accordance with the U.S. GAAP, which may materially and adversely affect our results of operations and damage our reputation. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could limit legal protections available to you and us.”

The shareholders of the variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

We conduct our operations in China through contractual arrangements among us, our wholly-owned PRC subsidiaries, the variable interest entities and their shareholders and we rely on the shareholders of the variable interest entities to abide by the obligations under such contractual arrangements. In particular, VNET Technology, is 95% owned by Mr. Sheng Chen, our founder and co-chairperson and 5% owned by Mr. Jun Zhang, our co-founder. Mr. Sheng Chen is also the ultimate shareholder of VNET Group, Inc. The interests of Mr. Sheng Chen and Mr. Jun Zhang as the shareholders of VNET Technology may differ from the interests of our company as a whole, as what is in the best interests of VNET Technology may not be in the best interests of our company. We cannot assure that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or that conflicts of interest will be resolved in our favor. In addition, these individuals may breach or cause the variable interest entities and their subsidiaries to breach or refuse to renew the existing contractual arrangements with us.

Currently, we do not have arrangements to address potential conflicts of interest the shareholders of the VIEs may encounter, on one hand, and as a beneficial owner of our company, on the other hand; provided that we could, at all times, exercise our option under the optional share purchase agreement to cause them to transfer all of their equity ownership in the VIEs to a PRC entity or individual designated by us as permitted by the then applicable PRC laws. In addition, if such conflicts of interest arise, we could also, in the capacity of attorney-in-fact of the then existing shareholders of the VIEs as provided under the power of attorney, directly appoint new directors of the VIEs. We rely on the shareholders of the variable interest entities to comply with (i) the laws of the PRC, which protect contracts and provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains, and (ii) the laws of the Cayman Islands, which provide that directors have a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his or her position as director (unless the company permits him or her to do so), a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company also owes to the company a duty to exercise skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. However, the legal frameworks of China and Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of the variable interest entities, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

We may lose the ability to use and enjoy assets held by the variable interest entities that are material to the operation of certain portion of our business if the variable interest entities go bankrupt or become subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with the variable interest entities, the variable interest entities and their subsidiaries hold certain assets that are material to the operation of our business, including intellectual property, premises and licenses. If the variable interest entities go bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, the variable interest entities may not, in any manner, sell, transfer, mortgage or dispose of their assets or legal or beneficial interests in the business without our prior consent. If the variable interest entities undergo a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

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

Risks Related to Doing Business in China

The Chinese government may intervene or influence operations of a China-based company, such as us, or may strengthen more control over offerings conducted overseas and foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our ordinary shares. Additionally, the PRC government has recently indicated an intent to strengthen oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

We conduct our business in China primarily through our PRC subsidiaries, the VIEs and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. The PRC government’s significant oversight over operations of a China-based company, such as us, which could result in a material adverse change in our operations and the value of our ADSs. The Chinese government may intervene or influence operations of a China-based companies, or may strengthen control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in operations of such companies, including us, and/or the value of our ADSs. For example, we and the VIEs face risks associated with regulatory approvals or filings on offshore offerings, the use of variable interest entities, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange.

In recent years, PRC government has also indicated an intent to strengthen oversight over offerings that are conducted overseas and foreign investment in China-based issuers, which could impact our ability to raise additional capital in international capital markets. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on M&A and Overseas Listing.” On July 6, 2021, the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law were issued, which provided that the administration and supervision of overseas-listed China-based companies will be strengthened, and the special provisions of the PRC State Council on overseas issuance and listing of shares by such companies will be revised, clarifying the responsibilities of domestic industry competent authorities and regulatory authorities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval.” In addition, in recent years the PRC government has published new policies that significantly affected certain industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Any aforementioned actions could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

The approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval.

On July 6, 2021, the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law were issued. These opinions emphasized the need to strengthen regulation over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the development of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On February 17, 2023, the CSRC issued the Overseas Listing Regulations, which became effective on March 31, 2023. Pursuant to the Overseas Listing Regulations, domestic companies directly or indirectly offer securities or list on overseas markets, including (i) Chinese companies limited by shares and (ii) overseas enterprises with business mainly conducted in China and intends to use its domestic equity, assets, income or other similar interests to offer securities or list on overseas markets, shall submit filing materials to CSRC within three working days after the submission of the application documents for an initial public offering overseas. For issuance of listed securities overseas after listings on the overseas market, filing materials should be submitted to CSRC within three working days after the completion of the issuance. Failure to complete the filing under the Overseas Listing Regulations or conceals any material fact or falsifies any major content in its filing documents may subject the company to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, direct officers-in-charge and other direct personnel-in-charge may also be subject to administrative penalties, such as warnings and fines. On February 17, 2023, the CSRC also issued the Notice on Administration of the Filing of Overseas Offering and Listing by Domestic Companies and held a press conference for the release of the Overseas Listing Regulations, which, among others, clarified that the companies in mainland China that have been listed overseas before March 31, 2023 are not required to file with the CSRC immediately, but these companies should complete filing with the CSRC for their refinancing activities in accordance with the Overseas Listing Regulations. Based on the foregoing and as advised by our PRC counsel, Han Kun Law Offices, we are not required to complete filing with the CSRC to maintain our listing status on the Nasdaq Global Select Market at this stage, but we may be subject to the filing requirements for our future capital raising activities under the Overseas Listing Regulations. For example, on January 3, 2024, we submitted the Initial CSRC Filings to the CSRC in connection with the closing on December 28, 2023 of the Strategic Investment from Success Flow and Choice Faith, both of which are beneficially owned by SDHG. Our CSRC Filings are now under the review of the CSRC, and as of the date of this annual report, we have not received any comments or requests from the CSRC in connection with the Initial CSRC Filings. As the Overseas Listing Regulations was newly promulgated, uncertainty remains as to its interpretation and implementation upon promulgation and how these regulations will affect our operations and future overseas offerings.

As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions regarding offshore offering from the CSRC, CAC or any other PRC governmental authorities. We cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that filings with or approval from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Cybersecurity Review Measures, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to complete the filings or obtain such approval or complete such procedures and any such approval or completion could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such procedures for our offshore offerings, or a rescission of any such approval if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to complete the filings or seek approval from CSRC or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our shares. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of the ADSs.

Adverse changes in political and economic policies or political or social conditions of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our services and adversely affect our competitive position.

Most of our operations are conducted in China and most of our sales are made in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. While the PRC economy has experienced significant growth over the past decades, there can be no assurance that the growth would be maintained or be even across sectors. Any adverse changes in the economic conditions in China, in the policies of the PRC government, or in the PRC laws and regulations, could materially and adversely affect our operations. Any severe or prolonged economic downturn could adversely affect our business and operating results, leading to reduction in demand for our products, and adversely affect our competitive position.

Our ability to successfully maintain or grow business operations in China depends on various factors, which are beyond our control. These factors include, among others, macro-economic and other market conditions, political stability, social conditions, measures to control inflation or deflation, changes in the rate or method of taxation, changes in laws, regulations and administrative directives or their interpretation, and changes in industry policies. If we fail to take timely and appropriate measures to adapt to any of the changes or challenges, our business, results of operations and financial condition could be materially and adversely affected. In addition, the PRC government has oversight and discretion over the conduct of our business in accordance with relevant PRC laws and regulations and may influence our operations. For example, the increased global focus on social, ethical and environmental issues may lead to China’s adoption of more stringent standards in these areas, which may adversely impact the operations of China-based companies including us. Compliance with relevant PRC laws and regulations may require significant increases in our capital expenditures and operating costs, while our failure to meet relevant requirements in accordance with applicable laws could result in a material adverse change in our business operations and/or the value of our securities.

Uncertainties with respect to the PRC legal system could limit legal protections available to you and us.

We conduct most of our business through our PRC subsidiaries and consolidated affiliated entities in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries are FIEs and are subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to FIEs. The PRC legal system is evolving rapidly, and the PRC governmental authorities may continue to promulgate new laws and regulations regulating our business. For example, on December 29, 2023, the Standing Committee of the National People’s Congress published the revised PRC Company Law, which will take effect on July 1, 2024. The revised PRC Company Law provides that the registered capital of a limited liability company shall be paid up within five years after the establishment of such company by its shareholders in accordance with its articles of association. We cannot assure you that our business operations would not be deemed to violate any existing or future PRC laws or regulations, which in turn may limit or restrict us, and could materially and adversely affect our business and operations. In addition, rules and regulations in China can change quickly, therefore, our assertions and beliefs of the risks imposed by the Chinese legal and regulatory system cannot be certain.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, there is a limited volume of published court decisions which may be cited for reference but not binding on subsequent cases and have limited precedential value unless the Supreme People’s Court otherwise provides. Since late 1970s, the PRC government has been developing a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past several decades has significantly enhanced the protections afforded to various forms of foreign investments in China. Our PRC subsidiaries and the VIEs are subject to various PRC laws and regulations generally applicable to companies in China. However, as these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties.

In addition, the PRC legal system is based in part on government policies and internal rules, some of which may not be published on a timely basis or at all, and some of which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. The administrative and court proceedings may be protracted, resulting in substantial costs and diversion of resources and management attention. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may also impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business, financial condition, and results of operations.

It may be difficult to effect service of process upon us, our directors or our executive officers that reside in China, or to conduct investigations or collect evidence within China, or to enforce any judgments obtained from non-PRC courts or bring actions against them or us in China.

Certain of our directors and executive officers reside in China. In addition, many of our assets and those of our directors and executive officers are located in China. The PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, the United Kingdom, Japan and many other jurisdictions. As a result, it may not be possible for investors to serve process upon us or those persons in China, or to enforce against us or them in China, any judgments obtained from non-PRC jurisdictions. As such, shareholder claims or regulatory investigations that are common in the United States may be difficult to pursue as a matter of law or practicality in China.

Due to jurisdictional limitations, matters of comity and various other factors, the ability of U.S. authorities to investigate and bring enforcement actions against companies may be limited in foreign jurisdictions, including China. For example, in China, there are significant legal requirements and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. The Confidentiality and Archives Management Provisions, which became effective on March 31, 2023, provides that the investigation and evidence collection in relation to the oversea securities offering and listing of the PRC domestic companies by the overseas securities regulatory authorities and relevant authorities shall be conducted through the cross-border cooperation mechanism for supervision and administration and the PRC domestic companies shall obtain the prior consent from the CSRC or relevant authorities before cooperating with such overseas securities regulatory authorities or relevant authorities in connection with relevant inspections or investigations or providing relevant documents to such overseas securities regulatory authorities or relevant authorities. The inability of an overseas securities regulator to directly conduct investigations or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

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

The Foreign Investment Law and the Implementation Regulations embody an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since they are relatively new, uncertainties still exist in relation to their interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “Item 3. Key Information - D. Risk Factors—Risks Related to Our Corporate Structure” and “Item 4. Information on the Company—C. Organizational Structure.”

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

We are a holding company incorporated under the laws of the Cayman Islands and conduct our business primarily through our operating subsidiaries and our consolidated affiliated entities, most of which are limited liability companies established in China. We may rely on dividends paid by our subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations. In particular, regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with the PRC accounting standards and regulations. Our PRC subsidiaries are also required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year to their statutory reserves until the accumulative amount of such reserves reaches 50% of their registered capital. These reserves are not distributable as cash dividends. Furthermore, any portion of its after-tax profits that a subsidiary has allocated to its staff welfare and bonus fund at the discretion of its board of directors is also not distributable as cash dividends. Moreover, if our operating subsidiaries incur any debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Any limitation on the ability of our operating subsidiaries, including VNET China, to distribute dividends and other distributions to us could materially and adversely limit our ability to make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our businesses. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements our WFOEs currently have in place with the VIEs in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us.

In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transactions, banks shall check board resolutions regarding profit distribution, original copies of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting any profits. Moreover, pursuant to SAFE Circular 3, domestic entities shall make detailed explanations of their sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with any outbound investment.

If we fail to acquire, obtain or maintain applicable telecommunications licenses, or are deemed by relevant governmental authorities to be operating without full compliance with the laws and regulations, our business would be materially and adversely affected.

Pursuant to the PRC Telecommunications Regulations promulgated in September 2000 and amended in July 2014 and February 2016, respectively, telecommunications businesses are divided into (i) basic telecommunications businesses, which provide public network infrastructure, public data transmission and basic voice communications services, and (ii) value-added telecommunications businesses which provide telecommunications and information services through the public network infrastructure. If the value-added telecommunications services cover two or more provinces, autonomous regions or municipalities, such services must be approved by the MIIT and the service provider is required to obtain a cross-regional value-added telecommunications operation license, or the Cross-Regional VAT License ; if the value - added telecom operators with service coverage within a province, an autonomous region or a municipality, such services must be approved by the telecommunications administration authorities of the province, autonomous region or municipality, and the service provider is required to obtain a value - added telecommunications operation license, or the Provincial VAT License.

Some of our subsidiaries and the key subsidiaries of the variable interest entities have obtained the Cross-Regional or Provincial VAT Licenses issued by competent government agencies. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Value-Added Telecommunications Business—Value-added Telecommunications Services.” Moreover, the MIIT or local counterpart does not approve any expansion of authorization by an internet data center operator to its subsidiaries, and it does not allow any such subsidiary of an internet data center operator to renew its current authorization in the future. Instead, the MIIT and local counterpart requires such subsidiaries to apply for their own VAT Licenses to provide internet data center service. As of the date of this annual report, all of our applicable subsidiaries and the variable interest entities’ applicable subsidiaries have obtained their own Cross-Regional or Provincial VAT licenses which are material for conducting our internet data center business. However, we cannot assure you that PRC governmental authorities will continue to deem our hosting service and any of our newly developed technologies, network and services used in our business as a type of value-added telecommunications business covered under the Cross-Regional or Provincial VAT Licenses issued and currently held by our subsidiaries and the variable interest entities’ subsidiaries. Furthermore, we cannot rule out the possibility that PRC legislators or governmental authorities will promulgate any new laws or regulations or update the current and existing laws and regulations which may clearly define or categorize our hosting service and any of our newly developed technologies, network and services used in our business as a type of basic telecommunication business, which is not covered by our VAT Licenses. As we expand our networks across China, it is also possible that the MIIT or relevant authorities, in the future, may deem our operations to have exceeded the terms of our existing licenses. Further, we cannot assure you that our subsidiaries and the variable interest entities’ subsidiaries that currently hold the Cross-Regional or Provincial VAT Licenses will be able to successfully renew their value-added telecommunications business operation licenses upon the expiration, nor can we ensure that we will be able to obtain any other licenses necessary for us to carry out our business, or that our existing licenses will continue to cover all aspects of our operations upon their renewal.

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

Further, in order to meet customer demand in some of our existing and new markets, we need to expand existing data centers, lease new facilities or obtain suitable land to build new data centers. Such construction projects are subject to broad and strict government supervision and approval procedures in mainland China. Under PRC laws, construction projects must receive regulatory approval from various governmental authorities, including but not limited to project approvals and filings, construction land and project planning approvals, environment protection approvals, energy conservation review opinion, construction commencement permit and land use right certificate. In addition, construction projects need to go through inspection and acceptance procedures with local construction authorities and receive relevant approvals after the completion of a project. Failure to obtain all necessary approvals and permits for a construction project in a timely manner may subject us to fines, suspension of construction or being prohibited from using such construction, rectification within a time limit, or being required to vacate from the relevant constructions. We are applying for requisite approvals on a rolling basis based on our business needs and the status of our data center projects; while we endeavor to obtain the required regulatory approvals for the development and operation of our data centers (including fixed asset investment project filings and conducting energy conservation examinations of our data center construction projects to meet the requirements under national and local laws and regulations), we cannot assure you that all of our data centers have met the requirements or that we have obtained or will obtain all relevant approvals on a timely basis. Any unfavorable determinations by the competent PRC government authorities that we lack requisite approvals to commence or continue any construction projects or maintain operations of certain data centers, may result in a material adverse impact on our business operation and financial conditions. For detailed discussion, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Delays in the construction of new data centers or the expansion of existing data centers could involve significant risks to our business.”

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

If the PCAOB is prevented from fully evaluating audits and quality control procedures of our auditor, investors may be deprived of the benefits of such PCAOB inspections.

Inspections of certain registered public accounting firms that the PCAOB has conducted in mainland China and Hong Kong have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections in China in the past made it difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors that were subject to PCAOB inspections, although we except the effectiveness of audit procedures or quality control procedures conducted by auditors in China will gradually improve, given the ability of PCAOB to be able to conduct inspection of such auditor firms since 2022. Nevertheless, investors may lose confidence in our reported financial information and procedures and the quality of our financial statements due to the historical reasons. As part of our continued efforts to ensure accuracy of our financial reporting, our audit committee periodically communicates with our independent auditor to oversee and evaluate the audit procedures and status. However, we cannot assure you that the measures our audit committee has taken or will take in the future will be effective.

Our ADSs may be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCA Act, if the SEC, determines that a company retains a foreign accounting firm that cannot be subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit its securities from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report relaying to the SEC its determinations that it was unable to inspect or investigate completely registered public accounting firms in mainland China and Hong Kong. In March 2022, the SEC issued its first “Conclusive list of issuers identified under the HFCA Act” indicating that those companies were formally subject to the delisting provisions. In May 2022, we were conclusively identified by the SEC under the HFCA Act due to the fact that our auditor was located in mainland China and could not be inspected by the PCAOB. For more details, see https://www.sec.gov/hfcaa.

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

The perception among investors that China based companies such as us is at heightened risk of delisting from Nasdaq could negatively affect the market price of our securities and trading volume of our ADSs. If a delisting were to occur, we would face material adverse consequences.

The perception among investors, due to current rules and regulations relating to the ability of the PCAOB to inspect our auditors, political tensions between the United States and China, and other matters, that the Company is at heightened risk of delisting from Nasdaq, could negatively affect the market price and trading volume of our ADSs. There had in the past been media reports on deliberations within the U.S. government regarding limiting or restricting China - based companies from accessing U.S. capital markets, and delisting China - based companies from U.S. national securities exchanges. If any further such deliberations were to materialize, the resulting legislation may have a material and adverse impact on the stock performance of China - based issuers listed in the United States such as us, and there can be no assurance that we will always be able to maintain the listing of our ADSs on a national stock exchange in the U.S., such as the NYSE or the Nasdaq Stock Market, or that you will always be allowed to trade our shares or ADSs. See “Item 3. Key Information - D. Risk Factors - Risks Related to Doing Business in China - If the PCAOB is prevented from fully evaluating audits and quality control procedures of our auditor, investors may be deprived of the benefits of such PCAOB inspections.”

Additionally, any actual delisting determination could seriously decrease or eliminate the value of an investment in our ADSs. We could face substantial material adverse consequences, including, but not limited to, among other things: limited availability for market quotations for our ADSs; reduced liquidity with respect to our ADSs; a reduced number of investors willing to hold or acquire our shares or ADSs, which could negatively impact our ability to raise equity financing; an impaired ability to provide equity incentives to our employees; and limited news and analyst coverage. Additionally, many of our loan and financing agreements include a covenant that we maintain our shares listed on Nasdaq or any other stock exchange acceptable to the creditor before the maturity date. The breach of such covenant could result in a default with respect to the related indebtedness. If a default occurs, the relevant creditors could elect to declare the indebtedness, together with accrued interest and other fees, to be due and payable immediately. This, in turn, could cause our other debt, to become due and payable as a result of cross - default or acceleration provisions contained in the agreements governing such other debt. In the event that some or all of our debt is accelerated and becomes immediately due and payable, we may not have the funds to repay, or the ability to refinance, such debt.

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

We do not believe that our Cayman Islands holding company is a “resident enterprise” for PRC EIT purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a “resident enterprise” for PRC EIT purposes, a number of unfavorable PRC tax consequences could follow: (i) we may be subject to EIT at a rate of 25% on our worldwide taxable income as well as PRC EIT reporting obligations; (ii) a 10% (or a lower rate under an applicable tax treaty, if any) withholding tax may be imposed on dividends we pay to non-PRC enterprise holders (20% for non-PRC individual holders) of our shares and ADSs; and (iii) a 10% PRC tax may apply to gains realized by non-PRC enterprise holders (20% for non-PRC individual holders) of our shares and ADSs from transferring our shares or ADSs, if such income is considered PRC-source income.

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

On February 3, 2015, the State Administration of Tax issued the Notice on Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or Circular 7. Circular 7 extends its tax jurisdiction to not only indirect transfers but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. Circular 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-tax resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-tax resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may re-characterize such indirect transfer as a direct transfer of the equity interests in the PRC tax resident enterprise and other properties in China. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of up to 10% for the transfer of equity interests in a PRC resident enterprise. Nevertheless, Circular 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. Furthermore, Notice of State Administration of Tax on Issuing the Working Rules on the Enterprise Income Tax on Income from the Indirect Transfer of Assets by Non - Resident Enterprises (for Trial Implementation), or Circular 68, which became effective on May 13, 2015, built up a special tax adjustment case management system on indirect transaction. In accordance with Circular 68, both parties to the indirect transaction shall report the transfer to the competent tax authority and submit relevant materials. In the case where an indirect transfer is considered as an indirect transfer with unreasonable commercial purposes, the transfer in question shall be reviewed and examined by the provincial tax authorities level by level.

On October 17, 2017, the State Administration of Tax issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017 and was amended on June 15, 2018. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-tax resident enterprise income tax. Pursuant to Circular 7, Circular 68 and SAT Bulletin 37, both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes. However, as these rules and notices are relatively new and there is a lack of clear statutory interpretation, we face uncertainties on the reporting and consequences on future private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises, or sale or purchase of shares in other non-PRC resident companies or other taxable assets by us. Our Cayman Islands holding company and other non-PRC resident enterprises in our group may be subject to filing obligations or may be taxed if our Cayman Islands holding company and other non-PRC resident enterprises in our group are transferors in such transactions, and may be subject to withholding obligations if our Cayman Islands holding company and other non-PRC resident enterprises in our group are transferees in such transactions. For the transfer of shares in our Cayman Islands holding company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under Circular 7, Circular 68 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with these rules and notices or to request the relevant transferors from whom we purchase taxable assets to comply, or to establish that our Cayman Islands holding company and other non-tax resident enterprises in our group should not be taxed under Circular 7, Circular 68 and/or SAT Bulletin 37, which may have a material adverse effect on our financial condition and results of operations. There is no assurance that the tax authorities will not apply Circular 7, Circular 68 and/or SAT Bulletin 37 to our offshore restructuring transactions where non-PRC resident investors were involved if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. As a result, we and our non-PRC resident investors may be at risk of being taxed under Circular 7, Circular 68 and/or SAT Bulletin 37 and may be required to comply with or to establish that we should not be taxed under Circular 7, Circular 68 and/or SAT Bulletin 37, which may have a material adverse effect on our financial condition and results of operations or such non-PRC resident investors’ investments in us. We have conducted acquisition transactions in the past and may conduct additional acquisition transactions in the future. We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance for the investigation of PRC tax authorities with respect thereto. Heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

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

In April 2011, VNET (Xi’an) Information Outsourcing Industry Park Services Co., Ltd., or Xi’an Sub, a subsidiary of VNET Beijing located in Shaanxi Province, was qualified for a preferential tax rate of 15% and started to apply this rate from then on. The preferential tax rate is awarded to companies that are located in west regions of China which operate in certain encouraged industries. This qualification will need to be assessed on an annual basis. For the years ended December 31, 2021, 2022, and 2023, the tax rate assessed for Xi’an Sub was 15%, 15% and 15%, respectively.

For the year ended December 31, 2023, our other PRC subsidiaries would be subject to an EIT rate of 25%, unless they are qualified as Small Scale and Low Profit Enterprises which enjoy a reduced EIT rate to 5%, depending on their annual taxable income.

The M&A Rules and certain other PRC regulations establish procedures and requirements for some acquisitions of Chinese companies by foreign investors, which could make it difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules and other recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. In addition, the Implementing Rules Concerning Security Review on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises, issued by the MOFCOM, in August 2011, specify that mergers and acquisitions by foreign investors involved in “an industry related to national security” are subject to strict review by the MOFCOM, and prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement. We believe that our business is not in an industry related to national security, but we cannot preclude the possibility that the MOFCOM or other government agencies may publish explanations contrary to our understanding or broaden the scope of such security reviews in the future, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Moreover, the Anti-Monopoly Law requires that the SAMR, be notified in advance of any concentration of undertaking if certain filing thresholds are triggered. Part of our growth strategy includes acquiring complementary businesses or assets in China. Complying with the requirements of the laws and regulations mentioned above and other PRC regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the SAMR, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. If any of our acquisitions were subject to the M&A Rule and were found not to be in compliance with the requirements of the M&A Rule in the future, relevant PRC regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects.

In December 2020, the NDRC and the MOFCOM promulgated the Measures for the Security Review of Foreign Investment, which became effective on January 18, 2021. The NDRC and the MOFCOM will establish a working mechanism office in charge of the security review of foreign investment. Such measures define foreign investment as direct or indirect investment by foreign investors in the PRC, which includes (i) investment in new onshore projects or establishment of wholly foreign owned onshore companies or joint ventures with foreign investors; (ii) acquiring equity or asset of onshore companies by merger and acquisition; and (iii) onshore investment by and through any other means. Investment in certain key areas with bearing on national security, such as important cultural products and services, important information technology and internet services and products, key technologies and other important areas with bearing on national security which results in the acquisition of de facto control of investee companies, shall be filed with a specifically established office before such investment is carried out. What may constitute “onshore investment by and through any other means” or “de facto control” is not clearly defined under such measures, and could be broadly interpreted. It is likely that control through contractual arrangement be regarded as de facto control based on provisions applied to security review of foreign investment in the free trade zone. Failure to make such filing may subject such foreign investor to rectification within prescribed period, and will be recorded as negative credit information of such foreign investor in the relevant national credit information system, which would then subject such investors to joint punishment as provided by relevant rules. If such investor fails to or refuses to undertake such rectification, it would be ordered to dispose of the equity or asset and to take any other necessary measures so as to return to the status quo and to erase the impact to national security. As of date of this annual report, official guidance has not been issued by the designated office in charge of such security review yet. At this stage, the interpretation of those measures remains unclear in many aspects and whether these measures may apply to foreign investment that is implemented or completed before the enactment of these new measures. As our business may be deemed to constitute the foregoing circumstances, we cannot assure you that our current business operations will remain fully compliant, or we can adapt our business operations to new regulatory requirements on a timely basis, or at all.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds from our overseas offerings to make loans or additional capital contributions to our PRC subsidiaries or consolidated affiliated entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

In utilizing the proceeds we received from our overseas offerings or in other financing activities, as an offshore holding company, we may make loans to our PRC subsidiaries or our consolidated affiliated entities in the PRC, or we may make additional capital contributions to our PRC subsidiaries or consolidated affiliated entities. Any loans to our PRC subsidiaries or our consolidated affiliated entities in the PRC are subject to PRC regulations. For example, loans by us to our PRC subsidiaries, which are FIEs, to finance their activities cannot exceed a statutory cap and must be filed with SAFE, through the online filing system of SAFE after the loan agreement is signed and no later than three business days prior to the borrower withdraws any amount. Moreover, any medium or long-term loan to be provided by us to our consolidated affiliated entities or other domestic mainland China entities must also be filed and registered with the NDRC in accordance with the Administrative Measures for Examination and Registration of Enterprise’s Medium and Long-Term Foreign Debts, or the Foreign Debts Measures, which became effective on February 10, 2023.

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

We may also decide to finance our PRC subsidiaries for operations in China by means of capital contributions. These capital contributions are subject to the registration with the SAMR or its local counterpart and registration with a local bank authorized by SAFE, and the filing with the MOFCOM or its local counterpart through the enterprise registration system and the enterprise credit information publicity system. We cannot assure you that we will be able to obtain these government approvals or complete such registration on a timely basis, if at all, with respect to future capital contributions by us to our subsidiaries. If we fail to complete such registration or filing, our ability to use the proceeds from our overseas offerings and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

On March 30, 2015, SAFE issued the Circular on Reforming the Administration Approach Regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, or SAFE Circular 19, which replaced previous regulations and took effect on June 1, 2015, and was most recently amended on March 23, 2023. Pursuant to SAFE Circular 19, up to 100% of foreign currency capital of a foreign-invested enterprise may be converted into Renminbi capital according to the actual operation, and within the business scope, of the enterprise at its will. Although SAFE Circular 19 allows for the use of Renminbi converted from the foreign currency-denominated capital for equity investments in the PRC, the restrictions continue to apply as to FIEs’ use of the converted Renminbi for purposes beyond the business scope, for entrusted loans or for inter-company Renminbi loans. SAFE subsequently issued several circulars in the following years to provide additional guidelines on the use by FIEs’ of the income under their capital accounts generated from their capital, foreign debt and overseas listing. However, the interpretation and enforcement of SAFE Circular 19 and other circulars remain subject to uncertainty and potential future policy changes from the SAFE. If the VIEs require financial support from us or our WFOEs in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund the VIEs’ operations will be subject to statutory limits and restrictions, including those described above.

In addition, we cannot assure you that we will be able to obtain these government approvals or complete such registration on a timely basis, if at all, with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registration or filing, our ability to use the proceeds from our overseas offerings and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

Governmental regulation of currency conversion may limit our ability to receive and utilize our revenues effectively.

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

Pursuant to the SAFE Circular 19, among other things, a foreign-invested enterprise may convert up to 100% of the foreign currency in its capital account into RMB on a discretionary basis according to the actual needs. On June 9, 2016, SAFE further issued the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which was most recently amended on December 4, 2023, to further expand and strengthen such discretionary conversion reform under SAFE Circular 19. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items on a discretionary basis which applies to all enterprises registered in the PRC. Pursuant to SAFE Circular 16, in addition to foreign currency capital, the discretionary conversion policy expands to foreign currency debts borrowed by an enterprise (except financial institutions) and repatriated funds raised through overseas listing. In addition, SAFE Circular 16 has narrowed the scope of purposes for which an enterprise must not use the RMB funds so converted, which include, among others, (i) payment for expenditure beyond its business scope or otherwise as prohibited by the applicable laws and regulations; (ii) directly or indirectly used for investment in securities or other investment and wealth management (except for wealth management products and structured deposits with risk rating results of not higher than Grade II); (iii) provision of loans to non-affiliated enterprises, except where it is expressly permitted in the business scope of the enterprise; and (iv) purchasing residential real estate not for self-use (except for enterprises engaging in real estate development and leasing operations). On October 23, 2019, the SAFE issued the Circular on Further Advancing the Facilitation of Cross Border Trade and Investment, or SAFE Circular 28. SAFE Circular 28 provides, among others, that the foreign-invested enterprises can use RMB converted from foreign currency denominated capital for equity investment in China, provided that the equity investments are genuine and in compliance with the applicable foreign investment-related laws and regulations.

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

We have very limited hedging options to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

PRC regulations relating to the establishment of offshore special purpose vehicles by PRC residents may subject our PRC resident beneficial owners to personal liability and limit our ability to acquire PRC companies, to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise materially and adversely affect us.

In October 2005, SAFE issued the Circular on the Relevant Issues in the Foreign Exchange Control over Financing and Return Investment Through Special Purpose Companies by Residents Inside China, or Circular 75, which is now replaced by the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or Circular 37, issued by SAFE on July 4, 2014. According to Circular 37, PRC residents are required to register with local SAFE branches in connection with their direct establishment or indirect control of an offshore entity for the purposes of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in Circular 37 as a “special purpose vehicle.” The term “control” under Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles or PRC companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. Circular 37 further requires amendment to the registration in the event of any changes with respect to the basic information of the special purpose vehicle, such as changes in a PRC resident individual shareholder, name or operation period; or any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. If the shareholders of the offshore holding company who are PRC residents do not complete their registration with the local SAFE branches, the PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with SAFE registration and amendment requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions. On February 13, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. SAFE Notice 13 has delegated to the qualified banks the authority to register all PRC residents’ investment in “special purpose vehicle” pursuant to the Circular 37, except that those PRC residents who have failed to comply with Circular 37 will remain to fall into the jurisdiction of the local SAFE branches and must make their supplementary registration application with the local SAFE branches.

Our founder, Mr. Sheng Chen, has filed the initial foreign exchange registration in connection with his overseas shareholding in our company in accordance with the then effective Circular 75 on June 10, 2014.

We have also requested other PRC residents who we know hold direct or indirect interest in our company to make the necessary applications, filings and amendments as required under Circular 37 and other related rules. We attempt to comply, and attempt to ensure that these PRC residents holding direct or indirect interest in our company comply, with the relevant requirements, and those persons holding direct or indirect interests in our securities whose identities and addresses we know and who are subject to Circular 37 and the relevant SAFE regulations have conducted the registration procedures prescribed by Circular 37 and will update such registration. However, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we do not have control over these PRC residents thus we cannot provide any assurances that they will comply with our request to make or obtain any applicable registrations or comply with other requirements required by Circular 37 or the relevant SAFE regulations. The failure or inability of PRC residents, including our founder, to make any required registrations or comply with other requirements under Circular 37 and the relevant SAFE regulations may subject such PRC residents or our PRC subsidiaries to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans to our PRC subsidiaries and our consolidated affiliated entities, limit our PRC subsidiaries’ ability to pay dividends or otherwise distribute profits to us, or otherwise materially and adversely affect us.

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

The enforcement of the Labor Contract Law of the People’s Republic of China, or the PRC Labor Contract Law, and other labor - related regulations in the PRC may increase our labor costs, impose limitations on our labor practices and adversely affect our business and our results of operations.

On June 29, 2007, the Standing Committee of the National People’s Congress enacted the PRC Labor Contract Law, which became effective on January 1, 2008 and was amended on December 28, 2012. The PRC Labor Contract Law introduces specific provisions related to fixed - term employment contracts, part - time employment, probation, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining, which together represent enhanced enforcement of labor laws and regulations. According to the PRC Labor Contract Law, an employer is obliged to sign an unfixed - term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed - term labor contract that has already been entered into twice consecutively, the resulting contract must have an unfixed term, with certain exceptions. The employer must pay economic compensation to an employee where a labor contract is terminated or expires in accordance with the PRC Labor Contract Law, except for certain situations which are specifically regulated. In addition, the government has issued various labor - related regulations to further protect the rights of employees. According to such laws and regulations, employees are entitled to annual leave ranging from five to 15 days and are able to be compensated for any untaken annual leave days in the amount of three times their daily salary, subject to certain exceptions. In the event that we decide to change our employment or labor practices, the PRC Labor Contract Law and other labor - related regulation may limit our ability to effect those changes in a manner that we believe to be cost - effective. In addition, due to the uncertainties as to the interpretation and implementation of these laws and regulations, our employment practices may not be at all times deemed in compliance with the laws and regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, our business and financial conditions may be adversely affected.

Inflation and increases in labor costs in China could negatively affect our profitability and growth.

The economy in China has experienced increases in inflation and labor costs in recent years. As a result, average wages in the PRC are expected to continue to increase. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pension, housing fund, medical insurance, work - related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increased labor costs to our users by increasing the fees for our services, our financial condition and results of operations may be adversely affected. In addition, we work with third - party contractors to carry out construction projects who face similar challenges of rising labor costs, such as the required payment of the statutory employee benefits for their employees. This can lead to them passing on their increased labor costs to us and we may have to pay more for their services.

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

The trading price of our ADSs has fluctuated since we first listed our ADSs on the Nasdaq Global Select Market on April 21, 2011. In 2023, the trading prices of our ADSs have ranged from US$2.54 to US$6.62 per ADS, and the last reported closing price on April 25, 2024 was US$1.66 per ADS. The market price for our ADSs may be highly volatile and subject to wide fluctuations in response to factors including the following:

●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;
●	changes in financial estimates or recommendations by securities analysts;
●	conditions in the internet industry in China;
●	changes in the performance or market valuations of other companies that provide hosting network services;
●	fluctuations of exchange rates between the Renminbi and the U.S. dollar or other foreign currencies;
●	announcements by us or our competitors of new products and service offerings, significant acquisitions, strategic partnerships, joint ventures or capital commitments;
●	detrimental negative publicity about us, our competitors or our industry;
●	negative short seller allegations against us;
●	additions or departures of executive officers;
●	sales or perceived potential sales of additional ordinary shares or ADSs;

●	litigation or administrative investigations;
●	share repurchase activities under share repurchase programs that may be adopted from time to time;
●	general economic or political conditions in China; as well as political tensions between the United States and China; and
●	release or expiry of lock - up or other transfer restrictions on our ADSs and/or ordinary shares.

Any of these factors may result in large and sudden changes in the trading volume and price of the ADSs.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. We have been named as defendant in a putative shareholder class action lawsuit described in “Item 8. Financial Information - A. Consolidated Statements and Other Financial Information - Legal Proceedings.” We had in the past settled some shareholder class action lawsuits and there is currently one shareholder class action lawsuit pending in in the United States District Court for the Southern District of New York. We may continue to be involved in similar class action lawsuits in the future. Any such class action lawsuit, whether or not successful, may utilize a significant portion of our cash resources, divert management’s attention from the day - to - day operations of our company, harm our reputation and restrict our ability to raise capital in the future, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ADSs and/or ordinary shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. See “Item 8. Financial Information - A. Consolidated Statements and Other Financial Information - Dividend Policy.” Therefore, you should not rely on an investment in our ADSs and/or ordinary shares as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs and/or ordinary shares will likely depend entirely upon any future price appreciation of our ADSs and/or ordinary shares. There is no guarantee that our ADSs and/or ordinary shares will appreciate in value or even maintain the price at which you purchased the ADSs and/or ordinary shares. You may not realize a return on your investment in our ADSs and/or ordinary shares and you may even lose your entire investment in our ADSs and/or ordinary shares.

Our multi-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Our authorized ordinary share capital consists of Class A ordinary shares, Class B ordinary shares, Class C ordinary shares and Class D ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares are entitled to one vote per share, while (i) holders of Class B ordinary shares are entitled to ten votes per share; (ii) holders of Class C ordinary shares are entitled to one vote per share, except that we shall only proceed with the following matters with the written consent of the holders holding a majority of the issued and outstanding Class C ordinary shares or with the sanction of a special resolution passed at a separate meeting of the holders of the issued and outstanding Class C ordinary shares: (x) any appointment or removal of directors other than the appointment or removal of directors that is made pursuant to a shareholder’s right under the Investor Rights Agreement, dated January 15, 2015, among the Company, King Venture Holdings Limited, Xiaomi Ventures Limited and certain other parties named therein, and the Share Subscription Agreement, dated May 23, 2016, between the Company and Tuspark Innovation Venture Limited (the “Restrictions on Appointment or Removal of External Investors Directors Clause”); (y) entry into any agreement by us or our subsidiaries with any shareholder who holds more than 10% of our issued and outstanding share capital or such shareholder’s affiliate, other than agreements entered into in our ordinary course of business with a total contract amount below 10% of our consolidated total revenue in the most recent completed fiscal year; and (z) any proposed amendments to our memorandum and articles of associations that will amend, alter, modify or change the rights attached to Class C ordinary shares. For the avoidance of doubt, due to the exit of certain external investors, the Restrictions on Appointment or Removal of External Investors Directors Clause has ceased to be effective.

Upon issuance, holders of our Class D ordinary shares are entitled to 500 votes per share. The issuance of 555,000 Class D ordinary shares to Mr. Sheng Chen has been authorized by the board of directors of the Company on February 15, 2023, and the increase of authorized share capital to include Class D ordinary shares was approved by the Company's shareholders at the extraordinary general meeting held on October 5, 2023.; yet no Class D ordinary shares has been issued. The issuance of Class D ordinary shares is subject to and conditional upon the occurrence of conversion of pledged Class B ordinary shares beneficially owned by Mr. Sheng Chen into Class A ordinary shares upon a transfer to any person who is not an affiliate of Mr. Sheng Chen (each, a “Class B Conversion”). Following each Class B Conversion, the Company will issue a number of Class D ordinary shares to Mr. Sheng Chen that is equal to one-fiftieth (1/50) of the number of converted Class B ordinary shares, with fractional shares rounded down to the nearest whole share. The purchase price for each Class D ordinary share shall be equal to the volume weighted average price of the Company’s ADSs for the 30 trading days immediately prior to applicable issuance date, adjusted by the ADS-to-share ratio.

Each Class B ordinary share, each Class C ordinary share and each Class D ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares, Class C ordinary shares, Class D ordinary shares or preferred shares under any circumstances.

Upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any Person or entity who is not an existing holder of such Class B ordinary shares, the Founder, an Affiliate of the Founder, or a Founder Affiliate, or upon a change of control of the ultimate beneficial ownership of any Class B ordinary shares to any Person or entity who is not an existing holder of Class B ordinary shares, the Founder, an Affiliate of the Founder, or a Founder Affiliate, such Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares.

For Class C ordinary shares, the following conversion mechanism is not incorporated into the Company’s memorandum and articles of association, but is nevertheless agreed to with the respective shareholders or documented in the Company’s authorization. Upon any sale, transfer, assignment or disposition of such number of Class C ordinary shares by the holder thereof or the direct or indirect transfer or assignment of the voting power attached to such number of Class C ordinary shares through voting proxy or otherwise to any person that is not an Affiliate of such holder, or upon the direct or indirect sale, transfer, assignment or disposition of a majority of the issued and outstanding voting securities of, or the direct or indirect transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the direct or indirect sale, transfer, assignment or disposition of all or substantially all of the assets of, a holder of Class C ordinary shares that is an entity to any person that is not an Affiliate of such holder, any number of Class C ordinary shares held by a holder thereof will be automatically and immediately converted into an equal number of Class A ordinary shares.

Upon any sale, transfer, assignment or disposition of Class D ordinary shares by a holder thereof to any Person or entity who is not an existing holder of such Class D ordinary shares, the Founder, an Affiliate of the Founder, or a Founder Affiliate, or upon a change of control of the ultimate beneficial ownership of any Class D ordinary shares to any Person or entity who is not an existing holder of Class D ordinary shares, the Founder, an Affiliate of the Founder, or a Founder Affiliate, such Class D ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares.

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

Sales of substantial amounts of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs. As of February 29, 2024, there are 1,548,485,027 Class A ordinary shares (excluding (i) treasury shares and (ii) Class A ordinary shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards) issued and outstanding, 30,721,723 Class B ordinary shares issued and outstanding, 60,000 Class C ordinary shares issued and outstanding, no Class D ordinary shares issued and outstanding, and no Series A perpetual convertible preferred shares or Series A-1 perpetual convertible preferred shares issued and outstanding. Class A ordinary shares represented by ADSs are freely transferable without restriction or additional registration under the Securities Act. The remaining Class A ordinary shares issued and outstanding and Class A ordinary shares converted from the Class B ordinary shares, the Class C ordinary shares or Class D ordinary shares will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Certain holders of our ordinary shares, including Success Flow and Choice Faith, may cause us to register under the Securities Act the sale of their shares. Sales of these registered shares in the form of ADSs in the public market could adversely affect the market price of the ADSs.

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

Divestiture in the future of our ADSs and/or ordinary shares by shareholders, the announcement of any plan to divest our ADS and/or ordinary shares, or hedging activity by third-party financial institutions in connection with similar derivative or other financing arrangements entered into by shareholders, could cause the price of our ADSs and/or ordinary shares to decline.

Certain major holders of our ordinary shares have the right to cause us to register under the U.S. Securities Act the sale of their ordinary shares. Registration of these shares under the U.S. Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the U.S. Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline significantly.

We have adopted share incentive plans, under which we have the discretion to grant a broad range of equity-based awards to eligible participants. In May 2020, we adopted the 2020 Plan. In January 2024, we adopted an amendment to the 2020 Plan, pursuant to which the maximum aggregate number of our Class A ordinary shares authorized for issuance under the 2020 Share Incentive Plan shall increase to a number equal to 15% of the total number of issued and outstanding ordinary shares of the Company on an as-converted basis when the Company issues any new ordinary shares or any other securities convertible into or exercisable or exchangeable for ordinary shares of the Company in a capital raising transaction. We intend to register all Class A ordinary shares issuable under the 2020 Plan, as amended. Once the issued equity-based awards became vested and were exercised by the eligible participants, the Class A ordinary shares underlying such equity-based awards can be freely sold in the public market in the form of ADSs.

If a large number of our Class A ordinary shares or securities convertible into our Class A ordinary shares are sold in the public market in the form of ADSs, the sales could reduce the trading price of our ADSs and impede our ability to raise future capital.

Techniques employed by short sellers may drive down the market price of our ADSs and/or ordinary shares.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s best interests for the price of the stock to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a stock short. These short attacks have, in the past, led to selling of shares in the market.

Public companies that have substantially all of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

We had in the past been and may in the future be, the subject of unfavorable allegations made by a short seller. Any such allegations may be followed by periods of instability in the market price of our ADSs and negative publicity. Regardless of whether such allegations are proven to be true or untrue, it is not clear what effect such negative publicity could have on us, and we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which it can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations and shareholders’ equity, and any investment in our ADSs could be greatly reduced or rendered worthless.

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

Currently, we are not aware that any of our existing shareholders have entered or will enter into a shareholders’ agreement with respect to the exercise of their voting rights other than the voting and consortium agreement dated November 16, 2023 entered by and among Mr. Sheng Chen, our founder, his controlled entities, Success Flow and Choice Faith in connection with the US$299 million equity investments made by Success Flow and Choice Faith, under which Success Flow undertakes to, subject to the conditions thereunder, provide voting proxy to delegate the voting power attached to the shares it beneficially owns to Mr. Sheng Chen for a period ending December 28, 2026. As of February 29, 2024, Mr. Sheng Chen has 17.3% of the voting power attached to the shares he beneficially owns and Success Flow has 24.5% of the voting power attached to the shares it beneficially owns. As of the date of this annual report, we are not aware of any voting proxy has been provided by Success Flow to Mr. Sheng Chen. However, for so long as such major shareholders continue to own a significant percentage of our shares, they could have the ability to significantly influence the composition of our board of directors and the approval of actions requiring shareholder approval through their voting power. Among other consequences, this concentration of ownership may have the effect of delaying or preventing a change in control and might therefore negatively affect the market price of our ADSs.

The ADSs and ordinary shares are equity and are subordinate to our existing and future indebtedness, the convertible notes and any preferred shares we may issue in the future.

The ADSs and ordinary shares are our equity interests and do not constitute indebtedness. As such, ADSs and ordinary shares will rank junior to all indebtedness and other non-equity claims on us with respect to assets available to satisfy claims on us, including in a liquidation of us. Additionally, holders of our ADSs and/or ordinary shares may be subject to prior dividend and liquidation rights of any holders of our preferred stock or depositary shares representing such preferred stock then outstanding.

Our ADSs and ordinary shares will rank junior to our preferred shares with respect to the payment of dividends and amounts payable in the event of our liquidation, dissolution or winding-up of our affairs. This means that, unless accumulated dividends have been paid on all our preferred shares through the most recently completed dividend period, no dividends may be declared or paid on our ADSs and ordinary shares and we will not be permitted to repurchase any of our ADSs and ordinary shares, subject to limited exceptions, although we currently do not expect issuing any dividends. Likewise, in the event of our voluntary or involuntary liquidation, dissolution or winding-up of our affairs, no distribution of our assets may be made to holders of our ADSs and/or ordinary shares until we have paid to holders of our preferred shares a liquidation preference equal to the greater of (i) the stated value per convertible preferred share, plus an amount equal to any dividends accumulated but unpaid thereon (whether or not declared), and (ii) the payment such holders would have received had such holders, immediately prior to such liquidation, converted their convertible preferred shares into Class A ordinary shares (at the then applicable conversion rate).

Our board of directors has approved and authorized the issuance of up to 555,000 Class D ordinary shares to Mr. Sheng Chen, our founder and co-chairperson. The increase of authorized share capital to include Class D ordinary shares was approved by the Company’s shareholders at the extraordinary general meeting held on October 5, 2023. The Class D ordinary shares will have the same rights as the Company’s existing Class B ordinary shares except for voting rights, and holders of Class D ordinary shares shall be entitled to 500 votes per share on all matters submitted to shareholder vote. The proposed issuance of Class D ordinary shares is subject to and conditional upon the occurrence of conversion of pledged Class B ordinary shares beneficially owned by Mr. Sheng Chen into Class A ordinary shares upon a transfer to any person who is not an affiliate of Mr. Sheng Chen. (each, a “Class B Conversion”). Following each Class B Conversion, the Company will issue a number of Class D ordinary shares to Mr. Sheng Chen that is equal to one-fiftieth (1/50) of the number of converted Class B ordinary shares, with fractional shares rounded down to the nearest whole share. The purchase price for each Class D ordinary share shall be equal to the volume weighted average price of the Company’s ADSs for the 30 trading days immediately prior to applicable issuance date, adjusted by the ADS-to-share ratio. As of the date of this annual report, no Class D ordinary shares has been issued. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to our ADSs—Our multi-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.”

Our board of directors is authorized to issue additional classes or series of preferred shares without any action on the part of the shareholders. The board of directors so has the power, without shareholder approval, to set the terms of any such classes or series of preferred stock that may be issued, including voting rights, dividend rights, and preferences over our ADSs and ordinary shares with respect to dividends or upon our dissolution, winding-up and liquidation and other terms. If we issue preferred shares in the future that has a preference over our ADSs and ordinary shares with respect to the payment of dividends or upon our liquidation, dissolution, or winding up, or if we issue preferred shares with voting rights that dilute the voting power of our ADSs and ordinary shares, the rights of holders of our ADSs and/or ordinary shares or the market price of our ADSs and/or ordinary shares could be adversely affected.

ADS holders may have fewer rights than holders of our ordinary shares and must act through the depositary to exercise those rights.

ADS holders do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying Class A ordinary shares in accordance with the provisions of the deposit agreement. Under our current effective Fifth Amended and Restated Articles of Association, the minimum notice period required to convene a general meeting will be 14 calendar days. When a general meeting is convened, ADS holders may not receive sufficient notice of a shareholders’ meeting to permit them to withdraw their Class A ordinary shares to allow them to cast their vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to them or carry out their voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to them in a timely manner, but there can be no assurance that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, ADS holders may not be able to exercise their right to vote and they may lack recourse if their ADSs are not voted as they requested. In addition, in their capacity as an ADS holder, they will not be able to call a shareholders’ meeting.

We are exempt from certain corporate governance requirements of Nasdaq and we intend to rely on certain exemptions.

Certain corporate governance practices in the Cayman Islands, which is our home country, are considerably different from the standards applied to U.S. domestic issuers. Nasdaq Marketplace Rules provide that foreign private issuers are exempt from certain corporate governance requirements of Nasdaq and may follow their home country practices, subject to certain exceptions and requirements to the extent that such exemptions would be contrary to U.S. federal securities laws and regulations. We currently follow certain of our home country corporate governance practices that differ considerably from standards applicable to U.S. domestic issuers and Nasdaq corporate governance requirements. As a result, our investors may not be provided with the benefits of certain corporate governance requirements for U.S. domestic companies listed on Nasdaq. For more information on the specific home country corporate governance practices we follow, please see “Item 16G. Corporate Governance.”

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

Exchange between our ordinary shares and our ADSs may adversely affect the liquidity and/or trading price of each other.

Our ADSs are currently traded on Nasdaq. Subject to compliance with U.S. securities law and the terms of the deposit agreement, holders of our Class A ordinary shares may deposit Class A ordinary shares with the depositary in exchange for the issuance of our ADSs. Any holder of ADSs may also withdraw the underlying Class A ordinary shares represented by the ADSs pursuant to the terms of the deposit agreement. In the event that a substantial number of Class A ordinary shares are deposited with the depositary in exchange for ADSs or vice versa, the liquidity and trading price of our ADSs on Nasdaq may be adversely affected.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or Class A ordinary shares.

Based on the market price of our ADSs and Class A ordinary shares, the value of our assets, including goodwill, and the composition of our assets and income, we believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2023. We must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). While we do not anticipate becoming a PFIC, no assurances regarding our PFIC status can be provided for any past, current or future taxable year. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. Furthermore, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current taxable year or any future taxable years.

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

Although the law in this regard is not entirely clear, we treat the variable interest entities as being owned by us for U.S. federal income tax purposes because we control their management decisions and we are entitled to substantially all of their economic benefits and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the variable interest entities for United States federal income tax purposes, we are significantly more likely to be treated as a PFIC for our taxable year ended December 31, 2023 and for subsequent taxable years. Because the treatment of the variable interest entities is not entirely clear, because we hold a substantial amount of cash and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of the ADSs or Class A ordinary shares, which could be volatile), there can be no assurance that we will not be a PFIC for our current or any future taxable year.

If we were to be or become a PFIC, certain adverse U.S. federal income tax consequences could apply to such U.S. investors. For more information, see “Item 10. Additional Information—E.Taxation—Certain U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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

If any person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) acquires “beneficial ownership” of over 50% of the voting power of all of our outstanding equity securities or if our ADSs are delisted from the Nasdaq, we may be required to refinance all or part of our corporate debt or obtain waivers from the related noteholders or lenders, as applicable, due to the fact that certain of our corporate financing agreements contain customary change of control provisions and delisting restrictions. If we fail to obtain such waivers and the related noteholders or lenders, as applicable, elect to accelerate the relevant corporate debt, we may not be able to repay or refinance such debt (on favorable terms or at all), which may have a material adverse effect on our business, financial condition results of operations and cash flows and cause the price of our ADSs to decline.

In addition, each of “group” and “beneficial ownership” within the meaning of Section 13(d)(3) of the Exchange Act is a legal concept subject to interpretation. We cannot assure you that the creditors of the relevant corporate debt will agree with our determination on whether a “group” is formed and/or whether any person or “group” has acquired “beneficial ownership” of our equity securities representing more than 50% of the voting power. In the event our creditors disagree with our determination, we may be forced to resolve the disputes through lengthy litigation proceedings, accelerate the relevant corporate debt or restructure the relevant corporate debt. If we fail to resolve such disputes in a satisfactory manner or repay or refinance such debt (on favorable terms or at all) in a timely manner, our business, financial condition results of operations may be materially adversely affected and as a consequence, the price of our ADSs may decline.

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

We are incorporated in the Cayman Islands and substantially all of our assets are located outside of the United States. We conduct most of our operations in China through our wholly-owned subsidiaries in China. The majority of our officers and directors reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. The PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States and many other jurisdictions. As a result, it may be difficult for you to serve process upon us or those persons in mainland China or to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under U.S. securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or our directors and officers predicated upon the civil liability provisions of the securities laws of the United States or any state, and it is uncertain whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or our directors and officers predicated upon the securities laws of the United States or any state, on the ground that such provisions are penal in nature.

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

ITEM 4.INFORMATION ON THE COMPANY

A. History and Development of the Company

We commenced operations in 1999, and through a series of corporate restructurings, established a holding company, 21 ViaNet Holding Inc., or 21 ViaNet, in October 2009 under the laws of the Cayman Islands. 21 ViaNet was formerly a wholly-owned subsidiary of aBitCool, a company incorporated under the laws of the Cayman Islands. On November 10, 2009, 21 ViaNet Holding Inc. changed its name into AsiaCloud Inc., or AsiaCloud. In October 2010, AsiaCloud effected a repurchase and cancellation of all its outstanding shares held by aBitCool and the issuance of ordinary shares and preferred shares to the shareholders of aBitCool so that they maintained their respective ownership interests in AsiaCloud directly. In connection with the restructuring, AsiaCloud changed its name to 21Vianet Group, Inc., and on October 13, 2021, 21Vianet Group, Inc. changed its company name to VNET Group, Inc.

Due to certain restrictions under the PRC laws on foreign ownership of entities engaged in data center and telecommunications value-added services, we conduct our operations in China through contractual arrangements among us, our wholly-owned PRC subsidiaries, the variable interest entities and their shareholders. As a result of these contractual arrangements, we control the variable interest entities and have consolidated the financial information of our consolidated affiliated entities in our consolidated financial statements in accordance with U.S. GAAP. We control: (i) 100% of the equity interests in VNET Technology through our subsidiary, VNET China, which was incorporated in October 2002; (ii) 100% of the equity interests of BJ iJoy following completion of our acquisition of 100% equity interests in iJoy in April 2013; (iii) 100% of the equity interests of HuLianXinCheng Network through our subsidiary, aBitCool DG, which was incorporated in June 2014; and (iv) 100% of the equity interests of SH Zhiyan and its wholly-owned subsidiary, SH Blue Cloud, through our subsidiary, SH Edge Connect, which was incorporated in November 2020. On April 21, 2011, our ADSs began trading on the Nasdaq Global Select Market under the ticker symbol “VNET.” We issued and sold a total of 14,950,000 ADSs, representing 89,700,000 Class A ordinary shares, at an initial offering price of US$15.00 per ADS.

From time to time, we have acquired companies that are complementary to our business, as well as made alternative investments and entered into strategic partnerships or alliances as we see fit, we have also divested part of our business as part of our efforts to adjust our business development strategy. For example, we are Microsoft’s local partner to operate in mainland of China, Microsoft cloud offerings: Microsoft Azure, Microsoft 365, Dynamics 365 and Power Platform. In March 2017, we entered into an investment agreement with Warburg Pincus to establish a multi-stage joint venture and build a digital real estate platform in China, with an aim to form additional joint ventures to jointly develop IDC projects, and we reached agreements to restructure our partnership with Warburg Pincus in July 2019. In September 2017, we transferred 66.67% of the equity interest in six wholly-owned subsidiaries engaged in the CDN, hosting area network services and route optimization business, or WiFire Entities, for a nominal consideration of RMB1 for each of the WiFire Entities to Beijing TUS Yuanchuang Technology Development Co., Ltd., a wholly-owned subsidiary of Tsinghua Holdings Co., Ltd., or Tus-Holdings. Upon completion of such transfer, Tus- Holdings and we hold 66.7% and 33.3% equity interest in each of the WiFire Entities, respectively. WiFire Entities have been deconsolidated from our consolidated financial statements since then. In October 2019, we signed a memorandum of understanding with Alibaba to deploy IDC services in support of Alibaba’s expansion throughout Eastern China.

In October 2019, we issued 60,000 newly created Class C ordinary shares to Personal Group Limited, a British Virgin Islands company wholly owned by Mr. Sheng Chen, the co-chairperson of our board of directors, at a price of US$1.35 per share, which is equal to the volume weighted average price of the Company’s ADSs for the 30 trading days up to and including October 11, 2019, adjusted by the ADS-to-share ratio. This issuance of the newly created Class C ordinary shares is an initiative by us to enhance our ability to execute business strategies over the long term under the leadership of our board and senior management. Class C ordinary shares entitle the holders thereof the same rights as Class A ordinary shares except for veto right on certain corporate matters and conversion right.

On April 13, 2021, we repurchased from Tuspark Innovation Venture Limited (“Tuspark”) 48,634,493 Class B ordinary shares for an aggregate purchase price of approximately US$260.0 million. The repurchase price is at US$5.346 per ordinary share, or US$32.076 per ADS, which is the product of (i) the daily volume weighted average price of the ADSs for the consecutive thirty (30) trading days ended on March 22, 2021, multiplied by (ii) 88%. On the same day, Mr. Wenbin Chen, the director appointed by Tuspark resigned from our board of directors. Immediately following the consummation of the transaction, all of the remaining Class B ordinary shares held by Tuspark have been converted into the same number of Class A ordinary shares of the Company. On August 23, 2021, Tuspark sold 16,363,636 Class A ordinary shares to DNE (Cayman) Investment I Holding Limited, a third-party company, and 17,140,898 Class A ordinary shares to Beacon Capital Group Inc., a company affiliated with Mr. Sheng Chen, at the same price. To the best of our knowledge, based on its Schedule 13 D filed on May 17, 2021, as of February 29, 2024, Tuspark was a beneficial owner of more than 5.0% of our ordinary shares.

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

In April 2022, our board of directors received an unsolicited preliminary non-binding proposal letter (the “April Proposal”) from the Hina Group and Industrial Bank Co., Ltd., Shanghai Branch (collectively, the “April Proposal Buyer Group”), proposing to acquire all of the outstanding ordinary shares of VNET for US$8.00 per ADS, or approximately US$1.3333 per ordinary share, in cash. In September, 2022, our board of directors received a preliminary non-binding proposal letter (the “September Proposal”) from Mr. Sheng Chen, founder and co-chairperson of our company, proposing to acquire all of the outstanding ordinary shares of VNET for US$8.20 in cash per ADS, or approximately US$1.3667 per ordinary share.

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

On February 15, 2023, our audit committee and board of directors has approved and authorized the issuance of up to 555,000 newly created Class D ordinary shares to Mr. Sheng Chen, our co-chairperson of the board. The increase of authorized share capital to include Class D ordinary shares was approved by the Company’s shareholders at the extraordinary general meeting held on October 5, 2023. The Class D ordinary shares will have the same rights as our existing Class B ordinary shares except for voting rights, and holders of Class D ordinary shares shall be entitled to 500 votes per share on all matters submitted to shareholder vote. The proposed issuance of Class D ordinary shares is subject to and conditional upon the occurrence of conversion of pledged Class B ordinary shares beneficially owned by Mr. Sheng Chen into Class A ordinary shares upon a transfer to any person who is not an affiliate of Mr. Sheng Chen (each, a “Class B Conversion”). Following each Class B Conversion, the Company will issue a number of Class D ordinary shares to Mr. Sheng Chen that is equal to one-fiftieth (1/50) of the number of converted Class B ordinary shares, with fractional shares rounded down to the nearest whole share. The purchase price for each Class D ordinary share shall be equal to the volume weighted average price of the Company’s ADSs for the 30 trading days immediately prior to applicable issuance date, adjusted by the ADS-to-share ratio. As of the date of this annual report, no Class D ordinary shares have been issued.

On December 28, 2023, we completed the Strategic Investment from Success Flow and Choice Faith, both of which are beneficially owned by SDHG. With the closing of the Strategic Investment, Success Flow and Choice Faith now hold 455,296,932 and 195,127,260 newly issued Class A ordinary shares of the Company, respectively. In December 2023, we also entered into a strategic cooperation agreement with SDHG, pursuant to which both parties will leverage their respective resources and strengths to develop renewable energy projects in northern China.

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

B.Business Overview

We are a leading carrier-neutral and cloud-neutral data center service provider in China. We have one of the largest carrier-neutral data center networks in China with our 50 self-built data centers and 112 partnered data centers with an aggregate capacity of 93,597 cabinets under our management as of December 31, 2023. Our data centers are concentrated in tier-1 cities in China and their surrounding regions, which have favorable supply-demand dynamics, owing to dense internet traffic, scarce resources and high demand for data center facilities. Most of our data centers and our POPs are connected across China. We offer managed hosting services to host our customers’ servers and networking equipment and provide interconnectivity to improve the performance, availability and security of their internet infrastructure. We have adopted a “dual-core” strategy to address both retail and wholesale data center market opportunities. Our managed retail services provide different levels of services that are scalable to meet our customers’ needs, from a single cabinet up to megawatt-scale deployments. Our managed wholesale services provide customers with new data center sites constructed and developed by us based on their specified standards. We believe that the scale of our data center footprint and networking assets as well as our carrier- and cloud-neutrality, position us well to capture the vast opportunities in the rapidly expanding market of internet and cloud computing infrastructure services in China.

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

According to Frost & Sullivan, the continuing drivers for the data center demands consist of (i) growing IT outsourcing capacity by enterprises; (ii) implementation of 5G network; (iii) growing data center service demand from China’s cloud service providers and internet giant; (iv) favorable government policies; (v) customer segments driving data center service demand; and (vi)technological innovation driving the accelerated development of data centers. From 2018 to 2023, China’s carrier-neural data center service market has been growing by a CAGR of 24.3% and is expected to grow by a CAGR of 20.0% from 2023 to 2028. As a leading carrier-neutral and cloud-neutral data center service provider in China, we had a 10.0% market share in the carrier-neutral data center service market in terms of data center service revenues in 2023.

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

With a nationwide data center network and comprehensive service offerings, we have attracted a diversified and loyal customer base. As of December 31, 2023, we had over 1,500 customers for our managed hosting services and over 7,500 enterprise customers in total. We also enjoy long- standing relationships with our customers and have high customer retention, as evidenced by our low average monthly hosting churn rate for managed hosting services, which was 0.2%, 0.2%, and 0.4% in 2021, 2022, and 2023, respectively.

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

Managed Wholesale Services. Our managed wholesale services started in 2019 and provide internet giants and large-scale cloud computing service providers with data center sites constructed and developed by us. Based on the specific requirements of our customers, we source properties for data center sites by acquiring or leasing green-field sites or existing industrial buildings from third parties, and then design and, through cooperation with developers, contractors, and suppliers, build the data center facilities with advanced design and high technical specifications. We believe our core competency and capabilities, acquired from decades of industry experience in the retail segment, are also applicable and critical when we expand our business into the wholesale segment and develop wholesale data centers. As of December 31, 2022 and 2023, the total capacity commitment from our wholesale customers was 316 and 476 megawatts, respectively.

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

VPN Services

We offer VPN services, primarily through Dermot Holdings Limited and its subsidiaries, or Dermot Entities, which we acquired in August 2014 and hold the brand of DYXnet. We offer customers best-in-class, enterprise-grade network services in numerous cities throughout Greater China and the wider Asia-Pacific region. We provide enterprise network solutions including Multiprotocol Label Switching (“MPLS”) and Software-Defined WAN (“SD- WAN”), internet access and network security solutions, and fully managed network enabling connectivity with 222 POPs across Asia, of which 108 POPs are for VPN services. We have further expanded our product portfolio to include Cloud & SaaS solutions, and the fast deployment on connecting public cloud around the Globe with high-speed network connections. In 2022, we launched the Secure Access Service Edge (“SASE”) solution based on our SD-WAN services.

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

Our Infrastructure

Our infrastructure, which consists of our data centers and data transmission network, is the foundation upon which we provide services to our customers. As of December 31, 2023, we operate 50 self-built data centers and 112 partnered data centers mainly located in tier-1 and surrounding cities in China, including all major internet hubs, as well as locations in Southeast Asia, with 93,597 cabinets under management. Our extensive network, consisting of 222 POPs, is a “high-speed internet railway” that connects our data centers with each other and links them to China’s telecommunication backbones.

Our Data Centers

We adopt a distributed deployment method when choosing locations for our partnered data centers based on the specific requests of our customers, demands in different cities and our strategy for POP establishment; therefore, the locations and number of our partnered data centers are subject to change from time to time. We operate two types of data centers: self-built and partnered. We define “self-built” data centers as those with our owned cabinets, and data center equipment housed in buildings we owned, leased from third parties, or we purchased from third parties. We define “partnered” data centers as the data center space and cabinets we leased from China Telecom, China Unicom, China Mobile and other third parties through agreements. As of December 31, 2023, we operate 50 self-built data centers housing 89,357 cabinets and 112 partnered data centers housing 4,240 cabinets.

The table below sets forth the number of data centers and cabinets under our management as of December 31, 2021, 2022, and 2023, respectively.

	As of December 31,
	2021	2022	2023
Data Centers
Self-built	40	45	50
Partnered	64	98	112
Total	104	143	162
Cabinets
Self-built	74,143	82,581	89,357
Partnered	4,397	4,741	4,240
Total	78,540	87,322	93,597

Our nationwide network of data centers not only enables us to serve customers in extended geographic areas, but also establishes a national data transmission network that sets up connections among carriers and service providers in various locations.

The table below sets forth our portfolio of self-built cabinets housed by our data centers as of December 31, 2023.

	As of December 31, 2023
	Number of Self-built Cabinets Housed	Percentage of Contribution
Greater Beijing Area	Approximately 38,500	43.1%
Yangtze River Delta	Approximately 27,700	31.0%
Greater Bay Area	Approximately 9,300	10.4%
Others	Approximately 13,800	15.4%
Total	Approximately 89,300	100.0%

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

Our Network

Our network transmits data and directs internet traffic, forming an internet highway system that is linked to the networks of major carriers, non-carriers and ISPs and enhances communications among our data centers, our customers and end users located throughout China and around the world. As of December 31, 2021, 2022, and 2023, our network connected 183, 216, and 222 POPs throughout Asia.

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

Customers and Customer Support

Our Customers

We serve a diversified and loyal base of customers, depending on the different types of services provided by us, our customers include (i) enterprise customers for our hosting and related services, and (ii) individual customers who signed up for the Microsoft Azure, Microsoft 365 (formerly Office 365), Dynamics 365 and Power Platform services. As of December 31, 2023, we had over 7,500 enterprise customers, of which over 1,500 customers are using our managed hosting services. Our enterprise customers represent a variety of industry verticals with different business scale, ranging from information technology and cloud services, telecommunication carriers, communications and social networking, gaming and entertainment, ecommerce, automobile to financial services and government agencies, as well as from blue-chip enterprises to small- to mid-sized enterprises.

We have a loyal customer base, as evidenced by our low churn rate. Our average monthly hosting churn rate, based on our core IDC business, was 0.2%, 0.2%, and 0.4% in 2021,2022, and 2023, respectively. Our average monthly recurring revenue from our top 20 customers were RMB191.3 million, RMB225.0 million, and RMB230.0 million in 2021, 2022, and 2023, respectively.

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

We have made continual investments and trainings for research and development to drive our growth in both mature and emerging businesses. We incurred RMB188.5 million, RMB306.8 million, and RMB322.2 million (US$45.4 million) in research and development expenses for the years ended December 31, 2021 and 2022, and 2023, respectively. As of December 31, 2023, we had 198 experienced engineers who have more than ten years of relevant industry experience.

Our research and development efforts have yielded 170 patents, 105 patent applications and 335 software copyright registrations as of December 31, 2023, all in China and focused on the areas including (i) energy saving technology, (ii) data center design and facility maintenance and operations, (iii) network operation and maintenance management, (iv) cloud-related technologies, and (v) edge computing and blockchain.

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

Sales and Marketing

We actively market our services and solutions through our direct sales force and we use a mix of horizontal and vertical segmentation strategies to divide the market into groups with similar characteristics. Horizontal segmentation is used for products or solutions such as retail colocation, interconnectivity, bare metal services, and generic hybrid cloud managed services which are applicable to most of the enterprise customers. For more industry specific solutions, we employ vertical segmentation for wholesale build-outs, wholesale colocation as well as customized hybrid cloud managed services. Our sales and marketing teams are primarily based in Beijing, Shanghai, Shenzhen, Guangzhou, Hangzhou, Xi’an, Hong Kong and Taiwan. Aside from standard products, we are also leveraging and embedding our ecosystem’s offerings to provide turnkey hybrid cloud solutions for our key customers.

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

Competition

We face competition from a wide range of data center service providers and other value-added service providers, including:

●	Carriers. We face competition from state-owned telecommunication carriers, including China Telecom, China Unicom and China Mobile. According to Frost & Sullivan, carrier-operated data centers took a share of 58.0% of the data center service market in 2023. In addition, all carriers operate their own networks. Competition is primarily focused on pricing, quality of services and geographic coverage. We believe we are well-positioned to compete with these major carriers. Unlike the three carriers, which construct data centers primarily to promote the sales of bandwidth, we provide connectivity to multiple networks in each of our carrier-neutral data centers, providing superior choice and performance. Our private network provides enhanced connectivity among different networks. In comparison, data centers operated by the three carriers generally provide access only to their own network and are often constrained by their networks’ coverage. Due to inadequate interconnectivity among China’s carriers’ networks and among the same carrier’s networks in different provinces, interconnectivity bottlenecks remain a major problem, contributing to slow transmission speeds across services and applications.
●	Carrier-neutral service providers. We face competition from other carrier-neutral service providers, such as SINNET and GDS. Competition is primarily focused on pricing and the quality and breadth of service offerings. We distinguish ourselves by our superior interconnectivity, extensive data transmission network, large number of high-quality data centers, and superior operations, maintenance and other customer services. Due to the unique nature of data center services, where relocation of customer servers and equipment is operationally difficult, customers are highly selective in choosing their data center service provider. Our strong brand, superior reputation and extensive operating experience and expertise remain the key differentiator in attracting and retaining our customers.
●	In-house data centers. Businesses may choose to house and maintain their own IT hardware, such as Baidu, Tencent and Alibaba, and other large enterprises, particularly in the financial services sector. Due to their in-house capabilities, these customers may outsource fewer services to other third-party data center service providers including us, if at all. However, we believe our data centers, coupled with our superior network services, offer a unique combination of hosting services that would make us attractive to businesses with in-house data centers.
●	Cloud service providers. Cloud services are a new and emerging market and therefore, we face competition from various market players who have entered into or plan to enter into the new market. In partnership with Microsoft, we offer cloud services, including Microsoft Azure, Microsoft 365 (formerly Office 365), Dynamics 365 and Power Platform, in China. We compete with domestic Chinese cloud service providers, such as Alibaba Cloud and Tencent Cloud, as well as international cloud services which are operated by other data center service providers in China, such as AWS. We believe our partnerships with Microsoft will make us attractive to potential customers, especially enterprise and government entity customers that have a strong demand for cloud services.
●	Other valued-added service providers. We face competition from other value-added telecommunications service providers including VPN service providers, such as Citic Telecom CPC, NOVA and HKT (6823.HK). As one of the leading service providers in each one of these value-added service markets, we believe our offerings not only complement our core hosting services, but also position us to capture additional growth opportunities.

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

As a participant of the United Nations Global Compact, or the UNGC, VNET pledges to support its Ten Principles and the achievement of the United Nations Sustainable Development Goals, or the SDGs. In 2023, based on our SHIELD sustainability system, we actively carried out sustainable actions in the six implementation areas, namely Social, Human, Innovation, Environment, Leadership, and Development.

ESG Strategy

ESG Governance

Our board of directors and our management are responsible for ensuring that the company’s ESG strategy and related activities (including climate issues) are both relevant and effective. The company has established an ESG governance structure with cross-functional integration and coordination, supervised by our board of directors and led by our management.

Priorities and Materiality

Combining the concerns of all stakeholders on the sustainable development of the company, we conducted a comprehensive materiality assessment of the ESG issues covered by the six pillars of our SHIELD (Social-Human-Innovation-Environment-Leadership-Development) sustainability system.

Business Integrity

Business Ethics

We strictly abide by relevant laws and regulations, including the Company Law of the PRC, the Anti-Unfair Competition Law of the PRC, the Anti-Monopoly Law of the PRC, the Foreign Corrupt Practices Act of the United States, and the Sarbanes-Oxley Act. We also establish a complete and sound compliance management system tailored to the Company and have passed Anti-bribery Management Systems (ISO 37001) certification. We have formulated and issued the Code of Business Conduct and Ethics, requiring employees and third-party employees to engage in business activities accordingly.

We require all employees and suppliers to sign the anti-bribery commitment letter. In 2023, the company achieved 100% coverage of anti-corruption training for directors and employees, and as of December 31, 2023, there were no concluded legal cases regarding corrupt practices against the company or its employees.

We also pay attention to intellectual property management. In accordance with the laws and regulations related to intellectual property, such as the Patent Law of the PRC, the Trademark Law of the PRC, and the Copyright Law of the PRC, we have established and improved the intellectual property management system to protect our own rights and interests while avoiding infringement of other parties’ intellectual property rights.

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

Commitments to Carbon Neutrality

Carbon Emissions

We set ambitious carbon reduction targets in 2021, and comprehensively promoted the Company’s low-carbon transformation. In setting our targets, we define Scope 1 emissions as emissions from operations that are owned or controlled by the Company. We define Scope 2 emissions as emissions from the generation of purchased or acquired electricity, steam, heating or cooling consumed by the Company. We define Scope 3 emissions as all indirect emissions (not included in Scope 2) that occur in the Company’s value chain, including both upstream and downstream emissions. We commit:

●	by 2030, achieving operational carbon neutrality in Scope 1 and Scope 2 emissions; and
●	by 2030, achieving 100% renewable energy use in operations.

We promote the achievement of carbon neutrality through the four pathways, namely, carbon reduction, carbon removal, carbon offset, and carbon empowerment, making full use of energy-saving technology, renewable energy transformation, carbon trading, and upstream and downstream empowerment throughout the industrial chain. In 2023, we continued to conduct practices in technological innovation, distributed photovoltaic energy storage and hydrogen research, green power trading and other aspects, and achieved significant results.

In 2023, we conducted greenhouse gas emissions inventory covered the Scope 1, Scope 2, and Scope 3 within the organizational and reporting boundaries of 2023.

Environmental Initiatives

We are actively following a green development path that is “high-efficient, low-carbon, intensive and circular”, with the focus on improving the green management capability of a data center throughout its life cycle of siting, design, construction and operation to reduce its carbon footprint. By the end of 2023, we had obtained ten green data center certifications in total.

We actively respond to the national goal of accelerating the construction of a novel power system with new energy as the main body, and actively explore renewable energy, energy storage technology, energy-internet and other fields, leading the energy transformation of the industry. We are actively participating in green power trading in many regions. This year, we purchased about 56.9 million kWh of green electricity. In 2022, we signed a 2023 green power purchase agreement with CGN Solar (Shenzhen) Co., Ltd., which contains a five-year green power supply guarantee clause of about 500 million kWh. We also achieved an annual average PUE of 1.29 at our data centers with stabilized operations in 2023.

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

Reliable Products and Services

Providing customers with stable and reliable Internet infrastructure is the core of our business. Therefore, we continue to strengthen business continuity management and have passed the certification of Business Continuity Management Systems (ISO 22301). In 2023, we achieved zero major IDC operational disruptions or network outages.

We provide customers with high-quality pre-sales and after-sales services, and attach importance to the continuous improvement of service. In 2023, the nationwide customer satisfaction reached 99.81% and our satisfaction rate in resolving customer complaints reached 100%.

Data Protection and Information Security

At VNET, cybersecurity risk management is an integral part of our overall enterprise risk management program. We constantly enhance the construction and implementation of our information security management system. Through our implementation of a series of internal policies, such as the Compliance and Information Security Management Regulations, the Information Security Management System Guidelines, and the Information Security Risk Management Procedures, we clarify the information security management responsibilities of each of our business departments, and provide standardized guidance for the daily practice of information security management. We have obtained Level 1 disaster backup and recovery certification and Level 2 security operation and maintenance certifications issued by the China Cybersecurity Review, Certification and Market Regulation Big Data Center. Our data centers also have obtained Level 3 information system security integration certification, Level 3 information security emergency response certification, and Level 3 information security risk assessment certification. At present, a number of sites involved in our main business have been certified to Information Technology Service Management Systems (ISO/IEC 20000) and Information Security Management Systems (ISO/IEC 27001).

We carry out information security management from three levels of physical security, internal cybersecurity and external cybersecurity, and formulate privacy policies to ensure the security of personal data and privacy. We attach great importance to the cultivation of employees’ information security awareness and carry out various forms of information security training for employees. In 2023, we provided information security training to 100% of our employees. For more information, see “Item 16.K. Cybersecurity.”

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

As of December 31, 2023, the total number of our employees was 3,038.

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

As of December 31, 2023, 31% of our employees for management positions were female.

Training and Development

We attach great importance to the training of talents, formulate the Employee Training Management System and establish a systematic and multi-level employee training system to carry out targeted training for employees at different development stages. We realize digital talent training through the VNET E-Learning platform. As of December 31, 2023, 545 courses had been launched on the platform.

Through competitive compensation as well as a fair and effective performance evaluation mechanism, we continue to attract and motivate outstanding talents. We have established a comprehensive job level structure and a reasonable promotion mechanism to provide all employees with equal development opportunities.

Social Responsibility

Responsible Supply Chain

We strictly implement responsible procurement, actively identify and control risks of the supply chain, and help the entire industrial chain to jointly build an open and mutually beneficial cooperation environment. We strictly abide by national laws and regulations and relevant requirements in the industry, standardize the behavior of procurement personnel, strictly control the quality of cooperative suppliers, and implement closed-loop procurement management through systems as the Regulations on Procurement Management, the Regulations on Supplier Management, and the Code of Conduct for Procurement Personnel.

We actively promote suppliers to improve their performance on sustainability. In our supplier management work process, we incorporate considerations on their ESG risks and focus on their performance in environmental protection and low carbon, information security, labor rights and interests, occupational health and safety, as well as honesty and integrity.

Public Welfare

We actively fulfill social responsibilities as a corporate citizen and leverage our industrial strengths so that local communities can benefit from our operations. In 2023, we carried out various public welfare projects pertaining to ecological protection and adolescent education. In March 2023, approximately 80 of our employees, including our management and employee representatives, participated in the voluntary tree planting event we held at the suburb of Beijing. These employee volunteers planted more than 200 saplings and contributed to the protection and restoration of the ecosystem. Moreover, in March 2023, the Company held a charity sale, donating 30% of the proceeds to a public welfare school for homeless and left-behind children to purchase highly-needed supplies.

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

As of the date of this annual report, all of our principal operating entities that are required to obtain Cross-Regional and Provincial VAT License, pursuant to applicable PRC laws and regulations, have obtained such licenses.

For example, pursuant to the Cross-Regional VAT License issued to VNET Beijing, by the MIIT on January 17, 2012 (which was most recently updated on May 18, 2022) with a term effective until October 21, 2026, VNET Beijing is permitted to carry out its (i) full data center business under the first category of “value-added telecommunications business” across two province-level municipalities and four cities in China; (ii) data center business (excluding internet resources coordination service) under the first category of “value-added telecommunications business” across two province-level municipalities and 20 cities in China; (iii) VPN services under the first category of “value-added telecommunications business” across China; (iv) internet access service (excluding providing services for website users) under the first category of “value-added telecommunications business” across 19 province-level municipalities and provinces in China, and internet access service (solely providing services for website users) under the first category of “value-added telecommunications business” across three provinces in China; (v) domestic multi-party communications services under the second category of “value-added telecommunications business” across China; and (vi) domestic data transmission services through fixed network under the second category of “basic telecommunications business” across China. In addition, pursuant to the VAT License issued to VNET Beijing by Beijing Communications Administration on January 8, 2020 with a term effective until January 8, 2025, VNET Beijing is permitted to carry out information service business (limited to internet information service).

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

Pursuant to the Cross-Regional VAT License issued to VNET Technology by the MIIT on April 6, 2023 with a term effective until April 6, 2028, VNET Technology is permitted to carry out (i) internet access service under the first category of “value-added telecommunications business” across three province-level municipalities and provinces in China; and (ii) data center business (excluding internet resources coordination service) under the first category of “value-added telecommunications business”, which covers the services in three province-level municipalities and cities in China.

Pursuant to the Cross-Regional VAT License issued to SZ DYX by the MIIT on September 18, 2013 (which was most recently updated on March 17, 2023) with a term effective until March 17, 2028, SZ DYX is permitted to carry out (i) VPN services under the first category of “value-added telecommunications business” in China; (ii) data center business under the first category of “value-added telecommunications business”, which covers the services in Beijing, Shanghai and Shenzhen; (iii) data center business (solely providing internet resources coordination service) under the first category of “value-added telecommunications business”, which covers the services in six cities in China; (iv) internet access service under the first category of “value-added telecommunications business” across three province-level municipalities and provinces in China; (v) internet access service (solely providing services for website users) under the first category of “value-added telecommunications business” across 28 province-level municipalities, autonomous regions and provinces in China; (vi) domestic multi-party communications services under the second category of “value-added telecommunications business” across China; and (vii) information service business (solely providing internet information service).

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

Some local governmental authorities also issued regulations and relevant implementation rules in order to control the energy conservation of data centers. For example, on February 14, 2022, the GOPGB issued the Beijing Municipality’s Catalogue for the Prohibition and Restriction of Newly Increased Industries (2022 Edition), or the 2022 Catalogue, which is a revised edition of the catalogue GOPGB issued in 2018. The 2022 Catalogue prohibits new construction or expansion within Beijing of (i) call centers, and (ii) data centers which are involved in providing internet data services or information processing and storage support services, except for cloud computing data centers in compliance with the Implementation Plan on Coordinated Development of Data Centers in Beijing. Moreover, in July 2021, the Development and Reform Commission of Beijing Municipality published the Regulations on Further Strengthening the Regulations on Energy Conservation Monitoring of Data Center Projects to stipulate further energy conservation requirements applicable to data center projects, including, among others, limiting the proportion of power of racks for data storage function, requiring higher usage percentage of renewable energy sources and lower PUE, as well as charging more expensive and differentiated power tariffs accordingly for data centers with PUEs above 1.4. On July 3, 2023, the Development and Reform Commission of Beijing Municipality published the Notice on Further Strengthening the Regulations on Energy Conservation Monitoring of Data Center Projects, which replaced the Regulations on Further Strengthening the Energy Conservation Monitoring of Data Center Projects and reaffirmed the aforementioned energy conservation requirements.

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

Regulations on Foreign Investment in Telecommunications Enterprises

The PRC government imposes limitations on the foreign ownership of PRC companies that engage in telecommunications-related business. Pursuant to the Administrative Rules for Foreign Investments in Telecommunications Enterprises, or the Foreign Investment Telecommunications Rules, issued by the PRC State Council on December 11, 2001 and effective on January 1, 2002, which was further amended on February 6, 2016, a foreign investor is currently prohibited from owning more than 50% of the equity interest in a PRC company that engages in value-added telecommunications business, and the major foreign investor of a telecommunication business in China must also have experience and a sound track record in providing value-added telecommunications services overseas. Although the Guidance Catalog of Industries for Foreign Investment, as amended in 2017, and the Negative List (2021) allow a foreign investor to own more than 50% of the total equity interest in e-commerce business, domestic multi-party communications services, information storage and re-transmission services, and call center services, other requirements provided by the Foreign Investment Telecommunications Rules (such as the track record and experience requirement for a major foreign investor) still apply. Foreign investors that meet these requirements must obtain approvals from the MIIT, which retain discretion in granting approvals. On April 7, 2022, the State Council of the PRC issued the Decision to Amend and Abolish Certain Administrative Regulations, which makes amendments to the Foreign Investment Telecommunications Rules. The amendments include, among others, removing the qualification requirements for major foreign investors that hold interest in PRC companies conducting value-added telecommunications business as set out in the Foreign Investment Telecommunications Rules. The amended Foreign Investment Telecommunications Rules became effective on May 1, 2022.

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

In January 2019, the State Council published its approval of Fully Promoting the Comprehensive Pilot Program for Expanding the Opening Up of Service Industry in Beijing, pursuant to which Beijing will lift foreign ownership limits on internet access service industry (only the service of providing users with internet access) in certain pilot zones in Beijing. Nevertheless, the local authorities in Beijing has not promulgated any implementing rules or guidelines as of the date of this annual report. On April 8, 2024, the MIIT issued the Circular on Implementing the Pilot Programs Work to Expand the Opening - up of the Value - Added Telecommunications Services. The circular states that the MIIT will launch pilot programs to expand the opening - up of value - added telecommunications services and the pilot programs will be initially launched in certain pilot zones in Beijing, Shanghai, Hainan, and the Shenzhen. In the regions approved to launch pilot programs, foreign ownership restrictions in certain value - added telecommunications business will be removed, including IDC Service, CDN Service, ISP Service, online data processing and transaction processing services, and information publishing platforms and delivery services (excluding internet news information, online publishing, online audiovisual, and internet cultural operations) and information protection and processing services. Foreign invested enterprises conducting these services in approved pilot regions are required to obtain approval from the MIIT in accordance with applicable laws and regulations. The circular also indicates that based on the implementation of the pilot programs, the scope of the pilot regions may be expanded. As this circular is newly issued, it remains uncertain as to the interpretation and implementation of this circular.

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

Pursuant to the Measures for Cybersecurity Review promulgated by the CAC and certain other PRC regulatory authorities in April 2020, which took effect in June 2020, critical information infrastructure operators must pass a cybersecurity review when purchasing network products and services that affect or may affect national security. On December 28, 2021, the CAC, the NDRC, the MIIT, and several other PRC governmental authorities jointly issued the revised Cybersecurity Review Measures, which became effective on February 15, 2022 and replaced the Measures for Cybersecurity Review promulgated in 2020. Pursuant to Cybersecurity Review Measures, CIIOs that purchase network products and services and network platform operators engaging in data processing activities that affect or may affect national security are subject to cybersecurity review under the Cybersecurity Review Measures. According to the Cybersecurity Review Measures, before purchasing any network products or services, a CIIO shall assess potential national security risks that may arise from the launch or use of such products or services, and apply for a cybersecurity review with the cybersecurity review office of CAC if national security will or may be affected. In addition, network platform operators who possess personal information of more than 1,000,000 users, and intend to be listed on a foreign stock exchange must be subject to the cybersecurity review. The Cybersecurity Review Measures also provide that the relevant competent governmental authorities may initiate a cybersecurity review against the relevant CIIOs and network platform operators if the authorities believe that the network product or service or data processing activities of such operators affect or may affect national security.

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

On November 14, 2021, the CAC published Draft Data Security Regulations, which provides that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or separation of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over 1,000,000 users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; (iv) other data processing activities that affect or may affect national security. The Draft Data Security Regulations also requires data processors processing over 1,000,000 users’ personal information to comply with the regulations on important data processors, including, among others, appointing a person in charge of data security and establishing a data security management organization, filing with the competent authority within fifteen working days after identifying its important data, formulating data security training plans and organizing data security education and training for all staff every year, and that the education and training time of data security related technical and management personnel shall not be less than 20 hours per year. The Draft Data Security Regulations also provides that data processors processing important data or going public overseas shall conduct an annual data security assessment by themselves or entrust a data security service institution to do so, and submit the data security assessment report of the previous year to the local branch of CAC before January 31 of each year. Further, the Draft Cyber Data Security Regulations also requires Internet platform operators to establish platform rules, privacy policies and algorithm strategies related to data, and solicit public comments on their official websites and personal information protection related sections for no less than 30 working days when they formulate platform rules or privacy policies or makes any amendments that may have significant impacts on users’ rights and interests. Platform rules and privacy policies formulated by operators of large Internet platforms with more than 100 million daily active users, or amendments to such rules or policies by operators of large Internet platforms with more than 100 million daily active users that may have significant impacts on users’ rights and interests shall be evaluated by a third-party organization designated by the CAC and reported to local branch of the CAC for approval.

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

On March 22, 2024, the CAC published the Provisions on Promoting and Regulating Cross - border Data Transfer, or the Cross - border Data Transfer Provisions, which became effective on the same day. The Cross - border Data Transfer Provisions provide certain exemptions, including, among others, (i) where cross - border transfer of personal information is required for the execution or performance of a contract to which such individual is a party, and (ii) where data processors other than CIIOs provide personal information (excluding sensitive personal information) of less than 100,000 individuals accumulatively abroad as of January 1 of the current year, from obligations under the circumstances of cross - border data transfer such as the obligations for data security assessment, concluding a standard contract for provision of personal information abroad or passing the certification for personal information protection. In addition, pursuant to the Cross - border Data Transfer Provisions, such personal information targeted by the above exemptions shall not include important data, and such important data subject to the data security assessment for cross - border transfer shall be notified or publicly announced by relevant departments or regions.

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

Trademark Law

Trademarks are protected under the PRC Trademark Law, which was adopted on August 23, 1982 and subsequently amended in 1993, 2001, 2013, and 2019, respectively, and the Implementation Regulations of the PRC Trademark Law adopted by the State Council in 2002 and most recently amended on April 29, 2014. The Trademark Office of China under the National Intellectual Property Administration handles trademark registrations. The Trademark Office grants a ten-year term to registered trademarks and the term may be renewed for another ten-year period upon request by the trademark owner. A trademark registrant may license its registered trademarks to another party by entering into trademark license agreements, which must be filed with the Trademark Office for the record. As with patents, the Trademark Law has adopted a first-to-file principle with respect to trademark registration. If a trademark applied for is identical or similar to another trademark which has already been registered or subject to a preliminary examination and approval for use on the same or similar kinds of products or services, such a trademark application may be rejected. Any person applying for the registration of a trademark may not injure existing trademark rights first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use.

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

Under the Measures for the Energy Conservation Examination of Fixed-Asset Investment Projects (2016 Version), which was promulgated by the NDRC on November 27, 2016, and became effective on January 1, 2017, for an enterprise investment project, the construction entity shall, before commencing the construction, obtain the energy conservation examination opinion issued by the energy conservation examination authority. The construction entity shall not commence the construction of a project which fails to undergo energy conservation examination in accordance with the provisions of these measures or fails to pass energy conservation examination, and if the project has been completed, it shall not be put into production and use. In the case of any major change in the construction content and energy efficiency level of a fixed-asset investment project having passed energy conservation examination, the construction entity shall file an amendment application with the energy conservation examination authority. On March 28, 2023, the NDRC issued the Energy Conservation Examination of Fixed-Asset Investment Projects (2023 Version), which became effective on June 1, 2023 and replaced the Energy Conservation Examination of Fixed-Asset Investment Projects (2016 Version), further providing, certain administrative penalties against failure to undergo energy conservation examination and energy conservation acceptance. Shanghai, Beijing, Shenzhen, Guangdong, Hebei, Jiangsu and other provinces and cities have formulated detailed regulations on the examination of energy conservation of fixed-asset investment within their jurisdictions, and reinforced interim and post-filing supervision.

Regulations on Fire Control

Pursuant to the Fire Safety Law, which was promulgated by the SCNPC on April 29, 1998, revised on October 28, 2008, and amended on April 23, 2019 and April 29, 2021, and the Interim Provisions on Administration of Fire Control Design Review and Acceptance of Construction Project promulgated by the Ministry of Housing and Urban-Rural Development on April 1, 2020, which became effective on June 1, 2020 and was last amended on August 21, 2023 with effect from October 30, 2023, the construction entity of a largescale crowded venue (including the construction of a manufacturing plant whose size is over 2,500 square meters) and other special construction projects must apply for fire prevention design review with fire control authorities, and complete fire assessment inspection and acceptance procedures after the construction project is completed. The construction entity of other construction projects must complete the filing procedures with the fire safety design inspection and acceptance authorities within five business days after passing the construction completion inspection and acceptance. If the construction entity fails to pass the fire safety inspection before such venue is put into use or fails to conform to the fire safety requirements after such inspection but still put it into use, it will be subject to (i) orders to suspend the construction of projects, use of such projects, or operation of relevant business, and (ii) a fine between RMB30,000 and RMB300,000.

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

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

According to the Operation Guidance for the Issues Concerning Foreign Exchange Administration over Round-trip Investment regarding the procedures for SAFE registration under the State Administration of Foreign Exchange, or SAFE, or the Circular 37, PRC residents are required to register with local SAFE branches in connection with their direct establishment or indirect control of an offshore entity for the purposes of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in Circular 37 as a “special purpose vehicle.” The term “control” under Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles or PRC companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. Circular 37 further requires amendment to the registration in the event of any changes with respect to the basic information of the special purpose vehicle, such as changes in a PRC resident individual shareholder, name or operation period; or any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. If the shareholders of the offshore holding company who are PRC residents do not complete their registration with the local SAFE branches, the PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with SAFE registration and amendment requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

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

Regulations on Employee Stock Option Granted by Listed Companies

On December 25, 2006, the People’s Bank of China issued the Administration Measures on Individual Foreign Exchange Control, which became effective on February 1, 2007 and the Implementation Rules of the Administrative Measures on Individual Foreign Exchange Control was issued by SAFE on January 5, 2007 and was amended on May 29, 2016 and March 23, 2023. Under these regulations, all foreign exchange matters involved in employee share ownership plans, share option plans and other equity incentive plans participated by PRC individuals shall be transacted upon the approval from the SAFE or its authorized branch.

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

In addition, in March 2015, SAFE promulgated the Circular on Reforming the Administration Approach Regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, or the SAFE Circular 19, which was most recently amended on March 23, 2023. The SAFE Circular 19 provides that, among other things, a foreign-invested enterprise may convert up to 100% of the foreign currency in its capital account into RMB on a discretionary basis according to the actual needs. On June 9, 2016, SAFE further issued the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, to further expand and strengthen such discretionary conversion reform under SAFE Circular 19, which was further amended on December 4, 2023. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items on a discretionary basis which applies to all enterprises registered in the PRC. Pursuant to SAFE Circular 16, in addition to foreign currency capital, the discretionary conversion policy expands to foreign currency debts borrowed by an enterprise (except financial institutions) and repatriated funds raised through overseas listing. In addition, SAFE Circular 16 has narrowed the scope of purposes for which an enterprise must not use the RMB funds so converted, which include, among others, (i) payment for expenditure beyond its business scope or otherwise as prohibited by the applicable laws and regulations; (ii) directly or indirectly used for investment in securities or other investment and wealth management (except for wealth management products and structured deposits with risk rating results of not higher than Grade II); (iii) provision of loans to non-affiliated enterprises, except where it is expressly permitted in the business scope of the enterprise; and (iv) purchasing residential real estate not for self-use (except for enterprises engaging in real estate development and leasing operations).

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

On October 23, 2019, the SAFE issued the Circular on Further Advancing the Facilitation of Cross Border Trade and Investment, or SAFE Circular 28, which was most recently amended on December 4, 2023. SAFE Circular 28 provides, among others, that the foreign-invested enterprises can use RMB converted from foreign currency denominated capital for equity investment in China, provided that the equity investments are genuine and in compliance with the applicable foreign investment-related laws and regulations. In addition, SAFE Circular 28 further provides that qualified enterprises in certain pilot areas may use the capital income from their registered capital, foreign debt or overseas listing for domestic payments, without providing authenticity certifications to the relevant banks in advance for those domestic payments.

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

On July 6, 2021, the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law were issued. The opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

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

We commenced operations in 1999, and through a series of corporate restructurings, established a holding company, 21 ViaNet Holding Inc., or 21 ViaNet, in October 2009 under the laws of the Cayman Islands. 21 ViaNet was formerly a wholly-owned subsidiary of aBitCool, a company incorporated under the laws of the Cayman Islands. On November 10, 2009, 21 ViaNet Holding Inc. changed its name into AsiaCloud Inc., or AsiaCloud. In October 2010, AsiaCloud effected a repurchase and cancellation of all its outstanding shares held by aBitCool and the issuance of ordinary shares and preferred shares to the shareholders of aBitCool so that they maintained their respective ownership interests in AsiaCloud directly. In connection with the restructuring, AsiaCloud changed its name to 21Vianet Group, Inc., and on October 13, 2021, 21Vianet Group, Inc. changed its company name to VNET Group, Inc..

Due to restrictions under PRC laws on foreign ownership of entities engaged in data center and telecommunications value-added services, we conduct our operations in China through contractual arrangements among us, our wholly-owned PRC subsidiaries, the variable interest entities and their shareholders. As a result of these contractual arrangements, we control the variable interest entities and have consolidated the financial statements of our consolidated affiliated entities in our consolidated financial statements.

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

As we are a Cayman Islands company, we are classified as a foreign enterprise under PRC laws and regulations and our wholly-owned PRC subsidiaries, VNET China, SZ Zhuoaiyi, aBitCool DG and SH Edge Connect, are considered as wholly foreign owned enterprises (the “WFOEs”, each a “WFOE”). The VIEs consolidated in our financial statements include VNET Technology, BJ iJoy, HuLianXinCheng Network and SH Zhiyan. The VIE equity holders are founders, directors, executive officers, employees or shareholders of our company or entities ultimately controlled by our founders. For the three fiscal years ended December 31, 2023, our consolidated affiliated entities contributed most of our total net revenues.

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

Contractual Arrangements with the VIEs and Their Shareholders

In April 2024, as part of our corporate governance improvement initiative, we revisited contractual arrangements with certain VIEs (namely, VNET Technology, HuLianXinCheng, and SH Zhiyan) and their respective shareholders and entered into a series of amended and restated contractual agreements to replace and supersede in their entirety the prior contractual agreements entered into years ago. The contractual arrangements, including the related contractual agreements, with BJ iJoy and its shareholders remain unchanged. The below is a summary of the material terms of the contractual agreements among our subsidiaries, the VIEs and the VIEs’ respective shareholders.

Share Pledge Agreements

On April 22, 2024, VNET China entered into a share pledge agreement with VNET Technology’s two shareholders. Pursuant to the share pledge agreement, each of the shareholders pledged his shares in VNET Technology to VNET China in order to guarantee the performance by the shareholders of their obligations under the equity option agreement, the loan agreement and the power of attorney, as well as the performance by VNET Technology of its obligations under the equity option agreement, the power of attorney, and payment of service fees to VNET China under the exclusive consultation and service agreement. In the event of a breach by VNET Technology or any shareholder of contractual obligations under the equity pledge agreement, VNET China, as pledgee, will have the right to dispose of the pledged equity interests in VNET Technology and will have priority in receiving the proceeds from such disposal. The shareholders of VNET Technology also have undertaken that, without prior written consent of VNET China, they will not dispose of, create, or allow any encumbrance on the pledged equity interests. We have registered the pledges of the equity interests in VNET Technology with the local branch of the State Administration for Industry and Commerce of the PRC (currently known as State Administration for Market Regulation of the PRC).

Power of Attorney

Pursuant to the respective power of attorney entered into on April 22, 2024, each shareholder of VNET Technology irrevocably authorized VNET Group, Inc. to act as his attorney in-fact to exercise all of his or her rights as a shareholder of VNET Technology, including the right to convene shareholder meetings, the right to vote and sign any resolution as a shareholder, the right to appoint directors, supervisors, and officers, and the right to sell, transfer, pledge, and dispose of all or a portion of the equity interest held by such shareholder. These powers of attorney will remain in force for ten years. Upon request by VNET Group, Inc., each shareholder of VNET Technology shall extend the term of its authorization prior to its expiration.

Equity Option Agreements

Pursuant to the equity option agreement on April 22, 2024 by and among VNET China, VNET Technology, VNET Beijing and each of the shareholders of VNET Technology, the shareholders of VNET Technology and VNET Technology (as the shareholder of VNET Beijing) have irrevocably granted VNET China an exclusive option to purchase all or part of their equity interests in VNET Technology and VNET Beijing when permissible under PRC laws. VNET China or its designated person may exercise such options to purchase equity interests at the lower of the amount of their respective paid-in capital in VNET Technology and VNET Beijing and the lowest price permitted under applicable PRC laws. The shareholders of VNET Technology and VNET Technology (as the shareholder of VNET Beijing) have undertaken that, without VNET China’s prior written consent, they will not, among other things, (i) transfer or otherwise dispose of their equity interests in VNET Technology and VNET Beijing, (ii) create any pledge or encumbrance on their equity interests in VNET Technology and VNET Beijing, (iii) change the registered capital of VNET Technology or VNET Beijing, (iv) merge VNET Technology and VNET Beijing with any other entity, (v) dispose of VNET Technology’s or VNET Beijing’s material assets (except in the ordinary course of business), or (vi) amend VNET Technology’s or VNET Beijing’s articles of association. The equity option agreement will remain effective for ten years and can be renewed upon request by VNET China.

Loan Agreements

VNET China and the shareholders of VNET Technology entered into a loan agreement on April 22, 2024. Pursuant to the agreements, VNET China has provided interest-free loan facilities of RMB57.0 million and RMB3.0 million, respectively, to the shareholders of VNET Technology, Mr. Sheng Chen and Mr. Jun Zhang, which was used to provide capital to VNET Technology to develop our data center and telecommunications value-added business and related businesses. There is no fixed term for the loan. To repay the loans, the shareholders of VNET Technology are required to transfer their shares in VNET Technology to VNET China or any entity or person designated by VNET China, as permitted under PRC laws. The shareholders of VNET Technology also undertake not to transfer all or part of their equity interests in VNET Technology to any third party, or to create any encumbrance, without the written permission from VNET China.

Exclusive Consultation and Service Agreement

Pursuant to the exclusive consultation service agreement entered into on April 22, 2024 by and among VNET China, VNET Technology and VNET Beijing, VNET China has the exclusive right to provide VNET Technology and VNET Beijing with software technology development, technology consulting, and technical services required by the business of VNET Technology and VNET Beijing. Without VNET China’ prior written consent, VNET Technology and VNET Beijing cannot accept any same or similar services subject to this agreement from any third party. VNET Technology and VNET Beijing agree to pay VNET China an annual service fee at an amount that is equal to 100% of its monthly after-tax profits, after making up losses from previous years, or an amount that is adjusted in accordance with VNET China’ sole discretion for the relevant month and also the mutually-agreed amount for certain other technical services, both of which should be paid within 5 days after VNET China sends invoice. VNET China has exclusive ownership of all the intellectual property rights created as a result of the performance of the exclusive consultation and service agreement, to the extent permitted by applicable PRC laws. To guarantee the performance the obligations of VNET Technology and VNET Beijing thereunder, the shareholders of VNET Technology have agreed to pledge their equity interests in VNET Technology to VNET China pursuant to the equity pledge agreement. The Exclusive Consultation and Service Agreement will remain effective for ten years, unless otherwise terminated by VNET China. Upon request by VNET China, the term of this agreement can be renewed prior to its expiration.

In April 2013, we completed acquisition of 100% equity interests in iJoy Holding Limited, or iJoy BVI, and its subsidiaries (collectively known as “iJoy”). In June 2014, we established aBitCool DG, which controls 100% of the equity interests in HuLianXinCheng Network through contractual arrangements entered into in July 2014. In 2017, we disposed of 66.67% of the equity interest in the WiFire Entities, which was previously controlled as to 100% by us through the contractual arrangement between HuLianXinCheng Network and us. The remaining 33.33% equity interest in the WiFire Entities was disposed with nil consideration in late 2023. As result of such disposal, we no longer record financial contributions of WiFire Entities. In November 2020, we established SH Edge Connect which controls 100% of the equity interests in SH Zhiyan and its wholly subsidiaries SH Blue Cloud through contractual arrangements entered into in December 2020. We have entered into contractual arrangements in relation to the each of BJ iJoy, HuLianXinCheng Network and SH Zhiyan. Such contractual arrangements have substantially similar terms as those in relation to VNET Technology, and has the same effect of allowing us to receive the economic benefits from its operations, obtain effective control over the variable interest entity and its subsidiaries, and allow the financial results of that VIE entity and its subsidiaries to be consolidated into our consolidated financial statements. Han Kun Law Offices, our PRC legal counsel, is of the opinion that:

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

Additionally, we have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities, in particular the MIIT, which regulates providers of telecommunications value-added services and other participants in the PRC telecommunications industry, and the MOFCOM, will not in the future take a view that is contrary to the above opinion of our PRC legal counsel. Our PRC legal counsel has further advised that, if the PRC government is of the view that the agreements establishing the structure for operating the value-added services in China are in violation of PRC laws restrictions on foreign investment in the telecommunications industry, we could be subject to severe penalties including being prohibited from continuing our operations. See “Item 3. Key Information - D. Risk Factors—Risks Related to Our Corporate Structure—There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulation, and rules relating to the agreements that establish the variable interest entities structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the variable interest entities, and consequently, significantly affect our financial condition and results of operations. If the PRC government finds the agreements with the variable interest entities non-compliant with relevant PRC laws, regulations and rules, of these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interest in the variable interest entities.”

D.	Property, Plants and Equipment

Our headquarters are located at Guanjie Building Southeast, 1st Floor, 10# Jiuxianqiao East Road, Chaoyang District, Beijing, the People’s Republic of China. We mainly lease facilities for our office space in Beijing, Shanghai, Guangzhou, Shenzhen, Ningbo, Hangzhou, Hong Kong, Taiwan, and other locations. Our office leases generally have terms ranging from one to nine years and may be renewed upon expiration of the lease terms. As of December 31, 2023, our offices occupied an aggregate of 26,136 square meters.

We had also leased facilities for our self-built data centers with a total floor area of approximately 425,903 square meters.

We own and occupy several buildings, primarily located in Beijing, Shanghai, Jiangsu, Anhui, Shaanxi, Inner Mongolia Autonomous Region, Sichuan and Guangdong, with a total floor area of approximately 387,879 square meters, some of which are built into our data centers.

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

A.Operating Results

Overview

We are a leading carrier-neutral and cloud-neutral data center services provider in China. We have one of the largest carrier-neutral data center networks in China with our 50 self-built data centers and 112 partnered data centers with an aggregate capacity of 93,597 cabinets under our management as of December 31, 2023.

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

We historically provided managed network services, consisting of CDN services, hosting area network services, route optimization and last-mile broadband services. In September 2017, we disposed of 66.67% of the equity interests in six wholly-owned subsidiaries engaged in the managed network services business, collectively referred as to the WiFire Entities, and the remaining 33.33% equity interest in the WiFire Entities was disposed in late 2023. In September and December 2017, we disposed of all of our equity interests and shares in Sichuan Aipu Network Co., Ltd. and its affiliates, collectively referred as the Aipu Group, engaged in the last-mile broadband business. As a result of these transactions, we deconsolidated the financial results related to the managed network services business from our consolidated statements of operations starting from the fourth quarter of 2017.

Our total net revenues generated from providing hosting and related services increased from RMB6,189.8 million in 2021 to RMB7,065.2 million in 2022 and further to RMB7,412.9 million (US$1,044.1 million) in 2023, representing a CAGR of 9.4% from 2021 to 2023. We generated a net profit of RMB515.1 million in 2021, recorded a net loss of RMB762.0 million in 2022, and recorded a net loss of RMB2,579.2 million (US$365.8 million) in 2023, which reflected share-based compensation expenses of RMB320.0 million, RMB118.2 million, and RMB35.3 million (US$5.0 million) in 2021, 2022, and 2023, respectively. Our results of operations also reflect the effects of our acquisitions and dispositions during the respective periods.

Factors Affecting Our Results of Operations

Our business and results of operations are generally affected by the development of China’s data center services market, which has grown rapidly in recent years. According to Frost & Sullivan, the total revenue of China’s data center services market increased from RMB68.1 billion in 2018 to RMB155.4 billion in 2023, representing a CAGR of 17.9%, and is expected to grow at a CAGR of 14.1% from 2023 to 2028, reaching RMB300.5 billion by 2028. However, any adverse changes in the data center services market in China may harm our business and results of operations.

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

Number of Cabinets under Management and Cabinet Utilization Rate

Our revenues are directly affected by the number of cabinets under management and the utilization rates of these cabinet spaces. We had 78,540, 87,322, and 93,597 cabinets under management as of December 31, 2021, 2022, and 2023, respectively. Our utilization rates of cabinets were 53.1%, 55.0%, and 59.0% as of December 31, 2021 and 2022, and 2023, respectively. We calculate the cabinet utilization rate in a given period by dividing the number of utilized cabinets as of the end the period by the number of total cabinets under management as of the end of the same period. Our period-end cabinet utilization rate fluctuates due to the continuous changes in both the amount of our utilized cabinets and total cabinets under management. Our future results of operations and growth prospects will largely depend on our ability to increase the number of cabinets under management while maintaining optimal cabinet utilization rate.

With the rapid growth of China’s internet industry, demand for cabinet spaces has increased significantly and we do not always have sufficient self-built data center capacity to meet such demand. It usually takes nine to 18 months to build a data center together with cabinets and equipment installed. To meet our customers’ immediate demand, we partner with China Telecom, China Unicom, China Mobile or other parties and lease cabinets from them. Due to the time needed to build data centers and the long-term nature of these investments, if we overestimate the market demand for cabinets, it will lower our cabinet utilization rate and negatively affect our results of operations.

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

We use “monthly recurring revenues” to measure the revenues we recognize from our managed hosting services on a recurring basis each month. In 2021, 2022, and 2023, our recurring revenues were consistently around 90% of our net revenues. Our average monthly recurring revenues per cabinet for managed retail services was RMB9,190, RMB9,270, and RMB9,497 for the year ended December 31, 2021, 2022, and 2023.

We use the churn rate to measure the reduction of monthly revenues that is attributable to the termination of customer contracts as a percentage of total monthly recurring revenues of the previous month. Our average monthly churn rate for our managed hosting services was 0.2% in 2021, 0.2% in 2022, and 0.4% in 2023.

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

The mix of self-built data centers and partnered data centers also affects our cost structure. The gross margin for cabinets located in our partnered data centers is generally lower than that of cabinets located in our self-built data centers. This is because telecommunication carriers who lease cabinet spaces to us for our partnered data centers typically demand a profit on top of their costs in connection with the leasing of cabinet spaces to us. We plan to continue to lease data centers from such carriers or purchase data center facilities to meet the immediate market demand while building new or expanding our existing self-built data centers in the Greater Beijing Area, Yangtze River Delta, Greater Bay Area and other regions in China. If we cannot effectively manage the market demand and increase the number of cabinets located in self-built data centers relative to partnered data centers, we may not be able to improve our gross margins.

Key Components of Results of Operations

Net Revenues

The following table sets forth our net revenues for the years presented:

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Net revenues	6,189,801	7,065,232	7,412,930	1,044,089

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

Cost of Revenues

Our cost of revenues primarily consists of telecommunications cost, and other costs. The following table sets forth, for the periods indicated, our cost of revenues, in absolute amounts and as a percentage of our total net revenues:

	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Cost of revenues:
Telecommunications costs	2,477,366	40.0	2,813,513	39.8	2,799,673	394,326	37.8
Others	2,274,405	36.8	2,893,463	41.0	3,320,772	467,721	44.8
Total cost of revenues	4,751,771	76.8	5,706,976	80.8	6,120,445	862,047	82.6

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

	For the Years Ended December 31,
	2021		2022		2023
		% of Net		% of Net			% of Net
	RMB	Revenues	RMB	Revenues	RMB	US$	Revenues

	(in thousands, except percentages)
Operating expenses:
Sales and marketing expenses(1)	255,400	4.1	311,917	4.4	266,207	37,494	3.6
Research and development expenses(1)	188,489	3.1	306,842	4.3	322,220	45,384	4.3
General and administrative expenses(1)	842,354	13.6	642,945	9.1	541,850	76,318	7.3
Allowance for doubtful debt	18,399	0.3	35,409	0.5	368,505	51,903	5.0
Impairment of loan receivable to potential investee	2,807	0.0	—	—	—	—	—
Impairment of long-lived assets	109,267	1.8	—	—	506,686	71,365	6.8
Impairment of goodwill	—	—	—	—	1,364,191	192,142	18.4
Operating income	—	—	(60,013)	(0.8)	(106,273)	(14,968)	(1.4)
Total Operating Expenses(1)	1,416,716	22.9	1,237,100	17.5	3,263,386	459,638	44.0

Note:

(1)	Includes share-based compensation expense as follows:

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Allocation of share-based compensation expenses:
Sales and marketing expenses	2,545	17,794	3,141	442
Research and development expenses	10,805	14,305	3,272	461
General and administrative expenses	292,947	85,508	28,883	4,068
Total share-based compensation expenses	306,297	117,607	35,296	4,971

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

Share-Based Compensation Expenses

We recorded share-based compensation expenses in connection with share options and RSUs granted under our 2010 Plan, 2014 Plan and 2020 Plan. As of February 29, 2024, options to purchase 419,202 ordinary shares and 2,291,115 RSUs that have been granted to our employees, directors and consultants were outstanding and not vested yet. We recorded share-based compensation expenses in the amount of RMB306.3 million, RMB117.6 million, and RMB35.3 million (US$5.0 million) for the years ended December 31, 2021, 2022, and 2023, respectively, in connection with our share-based incentive grants.

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

Hong Kong

Subsidiaries in Hong Kong are subject to Hong Kong profits tax rate of 16.5% for the years ended December 31, 2021, 2022, and 2023. A two-tiered profits tax rates regime was introduced in 2018 under which the first HK$2.0 million of assessable profits earned by an eligible company will be taxed at 8.25% and the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. Additionally, upon payments of dividends by the Company to its shareholders, no HK withholding tax will be imposed.

The Hong Kong government has enacted new tax laws to implement the Pillar Two model rules published by the Organisation for Economic Cooperation and Development (“OECD”), which are expected to come into effect from 1 January 2025. We continue to monitor the local legislation for Hong Kong and development of Pillar Two model rules in other jurisdictions the Company operates and assess the potential impact.

Taiwan

DYX Taiwan branch is incorporated in Taiwan and is subject to Taiwan profits tax rate of 20% for each of the years ended December 31, 2021, 2022, and 2023.

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

VNET Beijing was qualified as a High and New Technology Enterprise, or HNTE, since 2008 and is eligible for a 15% preferential tax rate. In October 2014, VNET Beijing obtained a new certificate and renewed the certificate in October 2017,2020 and 2023, with a validity term of three years. In accordance with the PRC Income Tax Law, an enterprise awarded with the HNTE certificate may enjoy a reduced EIT rate of 15%. For the years ended December 31, 2021, 2022, and 2023, the tax rate for VNET Beijing was 15%, 15% and 15%, respectively.

In April 2011, Xi’an Sub, a subsidiary of VNET Beijing located in Shaanxi Province, was qualified for a preferential tax rate of 15% and started to apply this rate from then on. The preferential tax rate is awarded to companies that are located in West Regions of China which operate in certain encouraged industries. For the years ended December 31, 2021,2022, and 2023, the applicable tax rate assessed for Xi’an Sub was 15%, 15% and 15%, respectively.

In October 2015, SH Blue Cloud, a subsidiary located in Shanghai, was qualified for a HNTE and became eligible for a 15% preferential tax rate. The HNTE certificate has been renewed in November 2018 and November 2021 with a validity term of three years. For the years ended December 31, 2021, 2022, and 2023, SH Blue Cloud enjoyed a preferential tax rate of 15%.

In November 2016, SZ DYX, a subsidiary located in Guangdong Province, was qualified for a HNTE and became eligible for a 15% preferential tax rate effective for three consecutive years. The HNTE certificate has been renewed in November 2019 and December 2022 with a validity term of three years. For the years ended December 31, 2021, 2022, and 2023, SZ DYX enjoyed a preferential tax rate of 15%.

In December 2016, BJ TenxCloud, a subsidiary located in Beijing and the Company acquired in July 2021, was qualified for a HNTE and became eligible for 15% preferential tax rate effective for three consecutive years and the certificate was reapplied in December 2019 and December 2022 with a validity term of three years. Accordingly, for the years ended December 31, 2021, 2022, and 2023, BJ TenxCloud enjoyed a preferential tax rate of 15%.

The EIT Law also provides that enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC are considered PRC tax resident enterprises and subject to PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. The administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. The Company does not believe that the legal entities organized outside the PRC should be condiered as residents for EIT Law purposes. If such entity is deemed as a PRC tax resident, it will be subject to PRC income tax at the rate of 25% on its worldwide income under the EIT Law, meanwhile the dividends it receives from another PRC tax resident company will be exempted from 25% PRC income tax.

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

Effective from September 2012, the vast majority of services provided by VNET China and certain services provided by VNET Technology and VNET Beijing were subject to a VAT of 6%.

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

Recently Issued Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 to our consolidated financial statements included elsewhere in this annual report.

Useful life of long-lived assets

We regularly assess the estimated useful lives of our property and equipment, and intangible assets. In January 2024, with the assistance of an external appraisal firm, we completed an assessment of the useful lives of certain data center properties and equipment and revised the estimated useful lives from a range of two to ten years, to three to fifteen years, based on an analysis of the property and equipment’s current use, historical age patterns, and industry trends and practices. This change in estimated useful lives will be accounted for as a change in accounting estimate, prospectively beginning in fiscal year 2024. Based on the carrying amount of relevant data center properties and equipment as of December 31, 2023, we expected the effect of this change in estimate to be a reduction in depreciation expense of approximately RMB395 million for the year ending December 31, 2024.

Inflation

In the last three years, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2021, 2022, and 2023 were 0.9%, 2.0%, and 0.2%, respectively. Although we have not been materially affected by inflation in the past, we cannot assure you that we will not be affected in the future by higher rates of inflation in China.

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

	For the Years Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Consolidated Statements of Operations:
Net revenues	6,189,801	100.0	7,065,232	100.0	7,412,930	1,044,089	100.0
Cost of revenues	(4,751,771)	(76.8)	(5,706,976)	(80.8)	(6,120,445)	(862,047)	(82.6)
Gross profit	1,438,030	23.2	1,358,256	19.2	1,292,485	182,042	17.4
Sales and marketing expenses	(255,400)	(4.1)	(311,917)	(4.4)	(266,207)	(37,494)	(3.6)
Research and development expenses	(188,489)	(3.1)	(306,842)	(4.3)	(322,220)	(45,384)	(4.3)
General and administrative expenses	(842,354)	(13.6)	(642,945)	(9.1)	(541,850)	(76,318)	(7.3)
Allowance for doubtful debt	(18,399)	(0.3)	(35,409)	(0.5)	(368,505)	(51,903)	(5.0)
Impairment of long-lived assets	(109,267)	(1.8)	—	—	(506,686)	(71,365)	(6.8)
Impairment of goodwill	—	—	—	—	(1,364,191)	(192,142)	(18.4)
Impairment of loan receivable to potential investee	(2,807)	(0.0)	—	—	—	—	—
Operating income	—	—	60,013	0.8	106,273	14,968	1.4
Total operating expenses	(1,416,716)	(22.9)	(1,237,100)	(17.5)	(3,263,386)	(459,638)	(44.0)
Operating profit (loss)	21,314	0.3	121,156	1.7	(1,970,901)	(277,596)	(26.6)
Interest income	31,897	0.5	31,574	0.4	41,802	5,888	0.6
Interest expense	(334,950)	(5.4)	(273,305)	(3.9)	(312,172)	(43,969)	(4.2)
Impairment of long-term investments	(3,495)	(0.1)	—	—	(11,166)	(1,573)	(0.2)
Other income	33,923	0.5	17,328	0.2	27,344	3,851	0.4
Other expenses	(22,700)	(0.4)	(26,599)	(0.4)	(16,086)	(2,266)	(0.2)
Changes in the fair value of financial liabilities	829,149	13.4	22,626	0.3	(165,930)	(23,371)	(2.2)
Foreign exchange gain (loss), net	110,036	1.8	(523,235)	(7.4)	(78,965)	(11,122)	(1.1)
Income (loss) before income taxes and (loss) gain from equity method investments	665,174	10.7	(630,455)	(9.1)	(2,486,074)	(350,158)	(33.5)
Income tax expenses	(111,407)	(1.8)	(133,464)	(1.9)	(114,374)	(16,109)	(1.5)
(Loss) gain from equity method investments	(38,666)	(0.6)	1,925	0.0	3,279	462	0.0
Net income (loss)	515,101	8.3	(761,994)	(11.0)	(2,597,169)	(365,805)	(35.0)
Net profit attributable to noncontrolling interest	(15,003)	(0.2)	(13,958)	(0.2)	(46,667)	(6,573)	(0.6)
Net income (loss) attributable to VNET Group, Inc.	500,098	8.1	(775,952)	(11.2)	(2,643,836)	(372,378)	(35.6)

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Net Revenues

Our net revenues increased by 4.9% from RMB7,065.2 million in 2022 to RMB7,412.9 million (US$1,044.1 million) in 2023, primarily due to (i) the increases in the total number of utilized cabinets and the amount of average monthly recurring revenue per cabinet for managed retail service, which were attributable to growing customer demand, and (ii) the increased demand for our cloud services. The number of cabinets under our management increased by 8.3% from 87,322 as of December 31, 2022 to 93,597 as of December 31, 2023.

Cost of Revenues

Our cost of revenues increased by 7.2% from RMB5,707.0 million in 2022 to RMB6,120.4 million (US$862.0 million) in 2023, primarily due to (i) increases in our telecommunication, utility and depreciation costs attributable to the delivery of additional cabinets and (ii) increased customer demand for our cloud services.

Gross Profit

As a result of the foregoing, our gross profit decreased by 4.8% from RMB1,358.3 million in 2022 to RMB1,292.5 million (US$182.0 million) in 2023. Our gross margin decreased from 19.2% in 2022 to 17.4% in 2023, primarily due to an increase in depreciation and amortization expenses as additional data centers were put into service during the past quarters.

Operating Expenses

Our operating expenses increased by 163.8% from RMB1,237.1 million in 2022 to RMB3,263.4 million (US$459.6 million) in 2023. Our operating expenses as a percentage of net revenues increased from 17.5% in 2022 to 44.0% in 2023.

Sales and Marketing Expenses. Our sales and marketing expenses decreased by 14.7% from RMB311.9 million in 2022 to RMB266.2 million (US$37.5 million) in 2023, primarily due to a decrease in the staff costs. As a percentage of net revenues, our sales and marketing expenses decreased from 4.4% in 2022 to 3.6% in 2023.

Research and Development Expenses. Our research and development expenses increased by 5.0% from RMB306.8 million in 2022 to RMB322.2 million (US$45.4 million) in 2023, primarily due to our increased investments to strengthen our research and development capabilities. As a percentage of net revenues, our research and development expenses were 4.3% and 4.3% in 2022 and 2023.

General and Administrative Expenses. Our general and administrative expenses decreased by15.7% from RMB642.9 million in 2022 to RMB541.9 million (US$76.3 million) in 2023, primarily due to a decrease in our share-based compensation expenses, resulted from a smaller number of RSUs granted in 2023, and staff costs. As a percentage of net revenues, our general and administrative expenses decreased from 9.1% in 2022 to 7.3% in 2023.

Allowance for doubtful debt. Our allowance for doubtful debt increased from RMB35.4 million in 2022 to RMB368.5 million (US$51.9 million) in 2023, primarily due to the increase in bad debt risk. As a percentage of net revenues, our allowance for doubtful debt increased from 0.5% in 2022 to 5.0% in 2023.

Impairment of long-lived assets. Our impairment of long-lived assets was RMB506.7 million (US$71.4 million) in 2023. As a result of the weaker-than-expected operations of several data centers and our preemptive plan to consolidate several data centers, the impairment of long-lived assets was recorded based on our assessment, which was the excess of the carrying amount of the asset groups over their fair value. We recorded nil impairment of long-lived assets in 2022.

Impairment of goodwill. Our impairment of goodwill was RMB1,364.2 million (US$192.1 million) in 2023, which represented the amount by which the difference of the carrying value of the reporting unit over its fair value exceeded the carrying amount of goodwill. We recorded nil impairment of goodwill in 2022.

Interest Income

Our interest income increased by 32.4% from RMB31.6 million in 2022 to RMB41.8 million (US$5.9 million) in 2023.

Interest Expense

Our interest expense increased by 14.2% from RMB273.3 million in 2022 to RMB312.2 million (US$44.0 million) in 2023, primarily due to the increases in bank and other borrowings.

Other Income

Our other income increased by 57.8% from RMB17.3 million in 2022 to RMB27.3 million (US$3.9 million) in 2023. Other income comprises miscellaneous non-operating income that we generate.

Other Expenses

Our other expenses decreased from RMB26.6 million in 2022 to RMB16.1 million (US$2.3 million) in 2023, primarily due to the combined effects of a decrease in allowance for other receivables and an increase in loss on disposal of certain of our equipment.

Changes in the Fair Value of Financial Liabilities

Changes in the fair value of financial liabilities were RMB165.9 million (US$23.4 million) in 2023, primarily due to the increase in the fair value of the bifurcated redemption feature of the 2027 Convertible Notes for the year ended December 31, 2023.

Foreign Exchange Loss, Net

We had a foreign exchange loss, net of RMB79.0 million (US$11.1 million) in 2023, which represents unrealized net loss caused by the appreciation of the U.S. dollar against the Renminbi.

Income Tax Expenses

We recorded income tax expenses in the amount of RMB114.4 million (US$16.1 million) in 2023, compared with income tax expenses of RMB133.5 million in 2022, with the effective tax rate of 4.61% . This is primarily due to:

●	Change in valuation allowance leads to an increase in the income tax expense in the amount of RMB606.1million (US$85.4 million) in 2023;
●	Loss incurred outside China increases the income tax expense by RMB101.6 million (US$14.3 million) in 2023.

Net Loss

As a result of the foregoing, we recorded a net loss of RMB2,597.2 million (US$365.8 million) in 2023, as compared to a net loss of RMB762.0 million in 2022.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

See “Item 5. Operating and Financial Review and Prospects - 5.A Operating Results - Year Ended December 31, 2022 Compared to Year Ended December 31, 2021” beginning on page 112 of our annual report on Form 20 - F for the year ended December 31, 2022 filed with the Securities and Exchange Commission on April 26, 2022.

B.Liquidity and Capital Resources

Cash Flows and Working Capital

The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. We have experienced recurring losses from operations. As of December 31, 2023, we had an accumulated deficit of RMB11,016.3 million (US$1,551.6 million) and net current liabilities of RMB1,613.7 million (US$227.3 million). For the year ended December 31, 2023, the net cash we generated from operating activities amounted to RMB2,063.5 million (US$290.6 million). Our ability to continue as a going concern is dependent on our ability to generate cash flows from operations, and our ability to arrange adequate financing arrangements. These above factors raise doubt about our ability to continue as a going concern.

As of December 31, 2022, we had RMB2,661.3 million in cash and cash equivalents and RMB328.2 million in restricted cash (current and non-current portion). As of December 31, 2023, we had RMB2,243.5 million (US$316.0 million) in cash and cash equivalents and RMB2,855.5 million (US$402.2 million) in restricted cash (current and non-current portion) RMB356.8 million (US$50.3 million) in short-term investments.

As of December 31, 2022, we had long-term borrowings (current portion) from various commercial banks with an aggregate outstanding balance of RMB484.0 million, and long-term borrowings (excluding current portion) from various commercial banks with an aggregate outstanding balance of RMB3,049.9 million. As of December 31, 2023, we had short-term bank borrowings and long-term borrowings (current portion) from various commercial banks with an aggregate outstanding balance of RMB753.3 million (US$106.1 million), and long-term borrowings (excluding current portion) from various commercial banks with an aggregate outstanding balance of RMB5,113.5 million (US$720.2 million). We have entered into long-term borrowing arrangements since 2013 with maturity terms of 3 to 15 years. The short-term borrowings outstanding as of December 31, 2023 bear a weighted-average interest rate of 3.65% per annum. The long-term borrowings (including current and non-current portions) outstanding as of December 31, 2021, 2022, and 2023 bore weighted-average interest rates of 5.31%, 5.11%, and 4.97% per annum, respectively.

We had unused credit lines in an aggregate amount of RMB2,811.1 million (US$395.9 million) as of December 31, 2023 under credit agreements with 12 banks. As of the same date, we used RMB5,116.9 million (US$720.7 million) of the credit lines under the credit agreements with 10 banks, pursuant to which we were granted credit lines in an aggregate amount of RMB7,928.0 million (US$1,116.6 million). There are no material covenants that restrict our ability to undertake additional financing associated with the used credit lines. No terms and conditions of the unused credit lines are available yet because utilization of such unused portion requires approval by the banks and separate loan agreements setting forth detailed terms and conditions will only be entered into with the banks upon utilization. We believe the working capital as of December 31, 2023 is sufficient for our present requirements.

As of December 31, 2023, we had total outstanding debts (consisting of borrowings) of RMB5,866.8 million (US$826.3 million), all of which were onshore debt obligations. We believe we have sufficient financial resources to meet both of our onshore and offshore debt obligations when due. The growth of our business relies on the construction of new data centers. We also intend to acquire or invest in companies whose businesses are complementary to ours. We intend to use the proceeds of our outstanding debt mainly to construct new data centers and fund our acquisitions. As of December 31, 2023, we had purchase commitments made for acquisitions of machinery, equipment, construction in progress, bandwidth and cabinet capacity of RMB2,323.5 million (US$327.3 million) becoming due within twelve months, and we intend to use a portion of the proceeds to fund these purchase commitments. Except as disclosed in this annual report, we have no outstanding bank loans or financial guarantees or similar commitments to guarantee the payment obligations of third parties. We believe that our current cash, cash equivalents and time deposits, our cash flow from operations and proceeds from our financing activities will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for the next 12 months. If we have additional liquidity needs in the future, we may conduct additional financing, including equity offering and debt financing in private or public capital markets and control of operating expenses and capital expenditure where necessary, to meet such needs.

As of December 31, 2023, the total amount of cash and cash equivalents, restricted cash and short-term investments was RMB5,455.8 million (US$768.4 million), of which RMB1,358.5 million (US$191.3 million), RMB1,079.6 million (US$152.1 million) and RMB3,017.7 million (US$425.0 million) was held by our consolidated affiliated entities, PRC subsidiaries and offshore subsidiaries, respectively. Cash transfers from our PRC subsidiaries to our subsidiaries outside of China are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of our PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental regulation of currency conversion may limit our ability to receive and utilize our revenues effectively.” The major cost that would be incurred to distribute dividends is the withholding tax imposed on the dividends distributed by our PRC operating subsidiaries at the rate of 10% or a lower rate under an applicable tax treaty, if any.

Convertible Promissory Notes

2025 Convertible Notes

From February to June 2020, we entered into convertible promissory note purchase agreements with a group of investors led by Goldman Sachs Asia Strategic Pte. Ltd. in an aggregate principal amount of US$200,000,000 through a private placement to the investors, collectively referred to as the “2025 Convertible Notes.”

In March and April 2023, we received notices from certain holders of the 2025 Convertible Notes, requiring us to redeem the 2025 Convertible Notes at 109% of the principal amount of US$64.0 million plus all accrued but unpaid interest. We have subsequently repurchased the remaining outstanding 2025 Convertible Notes. Following completion of such repurchase in 2023, no 2025 Convertible Notes is outstanding.

2026 Convertible Notes

In January 2021, we issued USD-denominated convertible senior notes due 2026 in an aggregate principal amount of US$600.0 million at a zero-coupon rate, or the 2026 Convertible Notes. The 2026 Convertible Notes will mature on February 1, 2026, unless earlier repurchased, redeemed or converted in accordance with their terms prior to such date.

In February 2024, we successfully repurchased and cancelled US$600 million principal amount of 2026 Convertible Notes pursuant to the terms of the 2026 Convertible Notes. Following completion of such repurchase, no 2026 Convertible Notes is outstanding.

2027 Convertible Notes

In January 2022, we issued USD-denominated convertible notes due 2027 in an aggregate principal amount of US$250.0 million at an interest rate of 2% per annum, or the 2027 Convertible Notes, pursuant to an investment agreement with the funds managed by Blackstone Tactical Opportunities (NYSE: BX), or Blackstone, the world’s largest alternative investment firm. The 2027 Convertible Notes will be convertible, at any time on and after the original issuance date, at the option of holders, into Class A ordinary shares of the Company at a conversion price of US$1.8333 per Class A ordinary share, or into ADSs at a conversion price of US$11.00 per ADS. The conversion prices are subject to adjustment under the terms of the 2027 Convertible Notes. The Company may effect a mandatory conversion at its election, if its ADSs achieve a price threshold of 200% of the conversion price for a specified period. Such 2027 Convertible Notes will bear an interest rate of 2.0% per annum and rank senior to any of the Company’s other indebtedness that is expressly subordinated in right of payment to the 2027 Convertible Notes. Unless the 2027 Convertible Notes have been duly redeemed or converted into Class A ordinary shares of the Company in full prior to the maturity date of the 2027 Convertible Notes, certain number of Series A-1 perpetual convertible preferred shares of the Company with a par value US$0.00001 per share will be issued as repayment of the 2027 Convertible Notes to upon maturity, pursuant to the calculation method set forth in the 2027 Convertible Notes. Moreover, subject to certain conditions, holders of the 2027 Convertible Notes have the right to require the Company to redeem, all of their 2027 Convertible Notes, or any portion of the principal thereof, during the redemption period set forth in the 2027 Convertible Notes. In the event of occurrence of a Fundamental Change, holders of the 2027 Convertible Notes have the right to require the Company to redeem, all of their 2027 Convertible Notes, or any portion of the principal thereof, at a redemption price equal to the sum of the principal amount of the notes, plus the total amount of accrued interest, plus Incremental Amount .

In accordance with the 2027 Convertible Notes, a “Fundamental Change” is defined to include any one of more of the following events:

(a) a “person” or “group” (within the meaning of Section 13(d)(3) of the Exchange Act), other than the Company or any of its wholly-owned subsidiaries, has become or files any report with the SEC indicating that such person or group has become the direct or indirect “beneficial owner” (as defined below) of the Company’s equity securities representing more than fifty percent (50%) of the voting power of all of the Company’s then-outstanding equity securities;

(b) the consummation of (i) any sale, lease or other transfer, in one transaction or a series of transactions, of all or substantially all of the assets of the Company and its subsidiaries, taken as a whole, to any Person, other than one or more of the Company’s wholly-owned subsidiaries; or (ii) any transaction or series of related transactions in connection with which (whether by means of merger, consolidation, share exchange, combination, reclassification, recapitalization, acquisition, liquidation or otherwise) all of the Class A Ordinary Shares are exchanged for, converted into, acquired for, or constitutes solely the right to receive, other securities, cash or other property (other than changes resulting solely from a subdivision or combination, or a change in par value, of the Ordinary Shares); provided, however, that any merger, consolidation, share exchange or combination of the Company pursuant to which all Persons that directly or indirectly “beneficially owned” (as defined below) all classes of the Company’s equity securities immediately before such transaction directly or indirectly “beneficially own,” immediately after such transaction, more than fifty percent (50%) of all classes of equity securities of the surviving, continuing or acquiring company or other transferee, as applicable, or the parent thereof, in substantially the same proportions vis-à-vis each other as immediately before such transaction will be deemed not to be a Fundamental Change pursuant to this clause (b);

(c) the shareholders of the Company approve any plan or proposal for the liquidation or dissolution of the Company;

(d) (i) the Founder ceases to be the largest holder of the Company’s voting power represented by all voting securities of the Company (excluding all voting securities of the Company beneficially owned by the investors and their affiliates (as such term is defined in Rule 405 under the Securities Act)) and (ii) the Founder has resigned from the Board, or been removed from the Board by the Board or the Company’s shareholders; or

(e) the ADSs are delisted from unless the Company’s ADSs or Class A Ordinary Shares are listed for trading on another reputable international stock exchange (including The Stock Exchange of Hong Kong).

For the purposes of this definition, whether a Person is a “beneficial owner” and whether shares are “beneficially owned” will be determined in accordance with Rule 13d-3 under the Exchange Act.

In accordance with the 2027 Convertible Notes, the term “Incremental Amount” is defined as an incremental amount (which shall not be less than zero), if applicable, that is equal to (a) 50% of the principal amount, minus (b) the interest that has already been paid in cash,minus (c) the fair market value of non-cash dividend that have already been paid in accordance with the agreements underlying the 2027 Convertible Notes, minus (d) the accrued interest and minus (e) the stub period interest that has accrued until, but excluding, the date that the redemption price under the 2027 Convertible Notes is paid in full.

Selected Condensed Consolidated Cash Flows Data

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Net cash generated from operating activities	1,387,922	2,440,214	2,063,480	290,635
Net cash used in investing activities	(3,772,613)	(3,559,252)	(3,905,109)	(550,023)
Net cash generated from financing activities	967,577	2,298,080	3,941,134	555,097
Effect on foreign exchange rate changes on cash and cash equivalents and restricted cash	9,150	101,979	9,988	1,407
Net (decrease)/ increase in cash and cash equivalents and restricted cash	(1,407,964)	1,281,021	2,109,493	297,116
Cash and cash equivalents and restricted cash at beginning of the year	3,116,437	1,708,473	2,989,494	421,061
Cash and cash equivalents and restricted cash at end of the year	1,708,473	2,989,494	5,098,987	718,177
Cash and cash equivalents, restricted cash and short-term investments at end of the year	1,708,473	2,989,494	5,455,807	768,434

Operating Activities

Net cash generated from operating activities was RMB2,063.5 million (US$290.6 million) in 2023, primarily resulting from a net loss of RMB2,597.2 million (US$365.8 million), positively adjusted for certain items such as (i) depreciation and amortization of RMB1,807.3 million (US$254.6 million), (ii) impairment of goodwill of RMB1,364.2 million (US$192.1 million), (iii) impairment of long-lived assets of RMB506.7 million (US$71.4 million), (iv) allowance for doubtful debt of RMB368.5 million (US$51.9 million), (v) foreign exchange loss of RMB79.0 million (US$11.1 million), (vi) share-based compensation expense of RMB35.3 million (US$5.0 million), (vii) the increase in advances from customers of RMB447.3 million (US$63.0 million) and (viii) the increase in accrued expenses and other payables of RMB200.1 million (US$28.2 million), partially offset by certain item such as the increase in prepaid expenses and other current assets of RMB365.8 million (US$51.5 million).

Net cash generated from operating activities was RMB2,440.2 million in 2022, primarily resulted from a net loss of RMB762.0 million, positively adjusted for certain items such as (i) depreciation and amortization of RMB1,595.9 million, (ii) foreign exchange loss of RMB523.2 million, (iii) share-based compensation expense of RMB118.2 million, (iv) the decrease in prepaid expenses and other current assets of RMB622.0 million, (v) the increase in accrued expenses and other payables of RMB226.9 million and (vi) the increase in accounts and notes payables of RMB220.1 million, partially offset by certain item such as the increase in accounts and notes receivable of RMB381.2 million.

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

Investing Activities

Net cash used in investing activities was RMB3,905.1 million (US$550.0 million) in 2023, as compared to net cash used in investing activities of RMB3,559.3 million in 2022. Net cash used in investing activities in 2023 is primarily related to our purchase of property and equipment in the amounts of RMB2,967.4 million (US$418.0 million), our payments for long-term investments in the amount of RMB517.3 million (US$72.9 million) and our payment for short-term investments in the amount of RMB503.3 million (US$70.9 million), offset by proceeds received from maturity of short-term investments of RMB144.5 million (US$20.4 million) and payment for loan to a related party in the amount of RMB115.0 million (US$16.2 million).

Net cash used in investing activities was RMB3,559.3 million in 2022, as compared to net cash used in investing activities of RMB3,772.6 million in 2021. Net cash used in investing activities in 2022 is primarily related to our purchase of property and equipment in the amounts of RMB2,995.6 million, our payments for long-term investments in the amount of RMB213.0 million and our payment for loan to a third party in the amount of RMB217.6 million.

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

Financing Activities

Net cash generated from financing activities was RMB3,941.1 million (US$555.1 million) in 2023, as compared to net cash generated from financing activities amounting to RMB2,298.1 million in 2022. Net cash generated from financing activities in 2023 is primarily related to proceeds from issuance of ordinary shares of RMB2,122.1 million (US$298.9 million), proceeds from long-term bank borrowings of RMB1,813.9 million (US$255.5 million), partially offset by repurchase of 2025 Convertible Notes of RMB529.2 million (US$74.5 million), repayments of long-term bank borrowings of RMB292.6 million (US$41.2 million), and payments for purchase of property and equipment through finance lease of RMB210.9 million (US$29.7 million).

Net cash generated from financing activities was RMB2,298.1 million in 2022, as compared to net cash generated from financing activities amounting to RMB967.6 million in 2021. Net cash generated from financing activities in 2022 is primarily related to the net proceeds from the issuance of 2027 Convertible Notes of RMB1,592.6 million and the proceeds from long-term bank borrowings of RMB1,099.9 million, partially offset by our repayment of long-term bank borrowings of RMB238.3 million and our payment for purchase of property and equipment through finance leases of RMB231.0 million.

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

Material Cash Requirements

Our material cash requirements as of December 31, 2023 and any subsequent interim period primarily include our capital expenditures, long-term borrowings, convertible promissory notes, purchase commitments, operating lease obligations and finance lease minimum lease payment.

Our capital expenditures were primarily for building self-built data centers, purchasing bandwidth and cabinet capacity and purchasing network equipment, servers and other equipment. Our capital expenditures have been primarily funded by cash generated from our operations and net cash provided by financing activities. We had capital expenditures (i.e. overall outflow of funds for acquiring property and equipment, intangible assets, land use rights, engaging in mergers and acquisitions as well as long-term investments) of RMB3,991 million, RMB3,352 million, and RMB3,578 million (US$504.0 million) in 2021, 2022, and 2023, respectively. We expect to deliver approximately 100 to 120 megawatts power capacity during the year of 2024, through both organic growth and strategic acquisitions. We may incur additional capital expenditure for real property purchase, data center construction and network capacity expansion if our actual development is beyond our current plan.

As of December 31, 2023, our unused short-term and long-term borrowing facilities amounted to RMB2,811.1 million (US$396.9 million). We have pledged land use rights with the net book value of RMB196.2 million (US$27.6 million), property with the net book value of RMB155.2 million (US$21.8 million), leasehold improvements with the net book value of RMB246.7 million (US$34.7 million), computer and network equipment with the net book value of RMB442.2 million (US$62.3 million) and office equipment with the net book value of RMB1.8 million (US$0.3 million) for our borrowings.

Short-term borrowings outstanding as of December 31, 2023 bear a weighted-average interest rate of 3.65% per annum. Long-term borrowings (including the current portions) outstanding as of December 31, 2023 bear a weighted-average interest rate of 4.97% per annum, and are denominated in Renminbi. These loans were obtained from financial institutions located in the PRC.

Our convertible promissory notes as of the date of this annual report consist primarily of the 2027 Convertible Notes issued in January 2022, with an aggregate principal amount of US$250.0 million at an interest rate of 2% per annum, which will mature in February 2027.

Our operating lease obligations are primarily related to the lease of office and data center space. Our operating cash payments for operating leases was RMB593.6 million, RMB635.6 million, and RMB796.5 million (US$112.2 million) for the years ended December 31, 2021, 2022, and 2023, respectively.

Our finance lease minimum lease payment is primarily related to finance leases for electronic equipment, optic fibers and property. Our financing cash payments for finance leases amounted to RMB579.7 million, RMB231.0 million, and RMB210.9 million (US$29.7 million) for the years ended December 31, 2021, 2022, and 2023, respectively.

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2023.

Holding Company Structure

VNET Group, Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries and consolidated affiliated entities in China. As a result, although other means are available for us to obtain financing at the holding company level, VNET Group, Inc.’s ability to pay dividends and to finance any debt it may incur depends upon dividends paid by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on its own behalf in the future, the instruments governing their debt may restrict its ability to pay dividends to VNET Group, Inc. In addition, our PRC subsidiaries and consolidated affiliated entities are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws, our PRC subsidiaries and consolidated affiliated entities are required to set aside a portion of their after-tax profits each year to fund a statutory reserve and to further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of the board or the enterprise itself. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation of these subsidiaries and consolidated affiliated entities.

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

We have made continual investments and trainings for research and development to drive our growth in both mature and emerging businesses. We incurred RMB188.5 million, RMB306.8 million, and RMB322.2 million (US$45.4 million) in research and development expenses for the years ended December 31, 2021, 2022, and 2023, respectively. As of December 31, 2023, our experienced research and development team is equipped with experienced 198 engineers who have more than ten years of relevant industry experience.

Our research and development efforts have yielded 170 patents, 105 patent applications and 335 software copyright registrations as of December 31, 2023, all in China and focused on the areas including (i) energy saving technology, (ii) data center design and facility maintenance and operations, (iii) network operation and maintenance management, (iv) cloud-related technologies, and (v) edge computing and blockchain.

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

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2023 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

Considering the adverse changes in macroeconomic and market conditions in 2023 as well as a sustained decrease in share price, the Company determined that a quantitative assessment was required at December 31, 2023. The Company estimated the fair value of a reporting unit by using income approach, which considered a number of factors, including expected future cash flows and discounted rate. Expected future cash flows are dependent on certain key assumptions including forecasted revenue growth rates. Based on the quantitative assessment results, the difference of the reporting unit’s carrying amount over its fair value exceeded the total amount of goodwill as of December 31, 2023. Therefore, the Company recognized impairment of goodwill in its full amount of RMB1,364.2 million (US$192.1 million) for the year ended December 31, 2023.

Impairment of long-lived assets

The Company evaluates long-lived assets, such as fixed assets, purchased or internally developed intangible assets with finite lives, and operating lease right-of-use assets for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC Topic 360, Property, Plant and Equipment. When such events occur, the Company assesses the recoverability of the asset groups by comparing the undiscounted cash flows expected to be generated by the asset groups to their carrying amounts. If the Company identifies an impairment, the Company reduces the carrying amount of the asset group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values and the impairment loss, if any, is recognized in the consolidated statements of operations.

As of December 31, 2023, due to weaker-than-expected operations, the Company tested certain long-lived asset groups for recoverability. Impairment loss is calculated as the amount by which the carrying amount of the relevant asset groups exceeds its estimated fair value. Impairment loss of RMB506.7 million (US$71.4 million) was recorded for the year ended December 31, 2023.

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

G.Safe Harbor

This annual report on Form 20-F contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “is currently reviewing,” “it is possible,” “subject to” and similar statements. Among other things, the sections titled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects” in this annual report on Form 20-F, as well as our strategic and operational plans, contain forward -looking statements. We may also make written or oral forward-looking statements in our reports filed with or furnished to the SEC, in our annual report to shareholders, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on our financial condition and results of operations for one or more prior periods. Forward -looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this annual report on Form 20-F. Potential risks and uncertainties include, but are not limited to, a further slowdown in the growth of China’s economy, government measures that may adversely and materially affect our business, failure of the wealth management services industry in China to develop or mature as quickly as expected, diminution of the value of our brand or image due to our failure to satisfy customer needs and/or other reasons, our inability to successfully execute the strategy of expanding into new geographical markets in China, our failure to manage growth, and other risks outlined in our filings with the SEC. All information provided in this annual report on Form 20-F and in the exhibits is as of the date of this annual report on Form 20-F unless otherwise noted herein, and we do not undertake any obligation to update any such information, except as required under applicable law.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Sheng Chen	55	Co-Chairperson of the Board of Directors, Interim Chief Executive Officer and Founder
Jianbiao Zhu	50	Co-Chairperson of the Board of Directors and Executive Director
Yoshihisa Ueno	61	Independent Director
Kenneth Chung-Hou Tai	73	Independent Director
Sean Shao	67	Independent Director
Erhfei Liu	65	Independent Director
Changqing Ye	53	Independent Director
Qiyu Wang	46	Chief Financial Officer

Mr. Sheng Chen, also known as Josh Sheng Chen, is our founder, has served as the co-chairperson of our Board since January 2024, and has served as interim chief executive officer of the Company since April 2024. Mr. Sheng Chen served as the executive chairman of the board from the Company’s inception until January 2024. Mr. Sheng Chen has been instrumental to the development and success of our business. Mr. Sheng Chen provides vision, overall management, and strategic decision-making relating to marketing, investment planning, and corporate development. Mr. Sheng Chen has more than 26 years’ experience in the internet infrastructure industry in China and started his entrepreneur career in 1990 when he was a sophomore at Tsinghua University. Mr. Sheng Chen founded our business in May 1996 and started the first carrier-neutral data center in China in July 1999. Mr. Sheng Chen currently also serves as a director of Cloud Tech Services Limited and Yipu Chain Network (Beijing) Technology Co., Ltd. Mr. Sheng Chen received his bachelor’s degree in electrical engineering from Tsinghua University in 1991. Mr. Sheng Chen is a member of the Tsinghua Entrepreneur and Executive Club and a managing director of the Internet Society of China.

Mr. Jianbiao Zhu has served as the co-chairperson of our Board since January 2024. Mr. Zhu currently serves as an executive director, the vice chairman of the board of directors, the chairman of the strategic development committee, a member of the executive committee and the chief executive officer of Shandong Hi-Speed Holdings Group Limited (a company listed on the main board of the Hong Kong Stock Exchange, stock code: 412). Moreover, Mr. Zhu has been an independent non-executive director of IPE Group Limited (a company listed on the main board of the Stock Exchange, stock code: 929) since November 2022, and an executive director of Shandong Hi-Speed New Energy Group Limited (a company listed on the Hong Kong Stock Exchange, stock code: 1250) since May 2022. Mr. Zhu has been an independent non-executive director of Beijing Energy International Holding Co., Ltd. (a company listed on the Hong Kong Stock Exchange, stock code: 686) since June 2021. From November 2012 to March 2017, he held various positions with CITIC Private Equity Funds Management Co., Ltd., including chief operating officer, investment decision committee member and investment management committee member. Prior to that, Mr. Zhu was the executive deputy general manager and the chairman of the investment decision committee for Changsheng Fund Management Co., Ltd., and a lecturer on the Faculty of Investment and Finance of Guangdong University of Finance and Economics. Mr. Zhu holds a bachelor’s degree in economics from Jiangxi University of Finance and Economics and master’s and doctorate degrees in finance from Jinan University.

Mr. Yoshihisa Ueno has served as our Director since October 2010. Mr. Ueno is a serial entrepreneur and venture capitalist with operations and industrial expertise in the U.S., Europe, Japan and China and over 39 years of incubation investment experience in emerging technology startups. Mr. Ueno has been our lead investor and board member of several of our affiliated companies since 2006. Mr. Ueno has been the founding partner of Synapse Company Limited and Synapse Partners Limited since December 2002, Synapse Holdings Limited since October 2013 and SMC Synapse Partners Limited from December 2010 to September 2015. Mr. Ueno has also been a director of several start-up portfolios such as Hivelocity Inc. from May 2015 to March 2023 and Catalyst Group Limited (Exicon Limited) from March 2015. Mr. Ueno has also served as director of Beyondsoft Corporation (a company listed on the Shenzhen Stock Exchange, stock code: 2649), from September 2005 to March 2010, CDS GS Japan Ltd. (a joint venture with CDC Corp. NASQAQ: CHINA) from June 2011 to April 2012, and Insource (HK) Ltd. (a JV with Insource Co., Ltd. (a company listed on the Tokyo Stock Exchange, stock code: 6200)) from December 2011 to September 2014. Mr. Ueno has managed several venture funds such as the Japan-China Bridge Fund from March 2005 to February 2011, Intellectual Property Bank (IPB) Partners Fund #1 in Japan from March 2006 to March 2010 and IPB Holding LLC in the U.S. from March 2006 to July 2007. Mr. Ueno also served as the chief executive officer at Cycolor, Inc., in the U.S. from September 1998 to June 2003, until Cycolor, Inc. was acquired by Eastman Kodak in early 2003. Mr. Ueno worked for Fujitec from April 1985 to May 1997 in various managerial capacities in Japan, China, the United Kingdom, Spain and Hong Kong. Mr. Ueno received his bachelor’s degree in business administration from Takushoku University.

Mr. Kenneth Chung-Hou Tai has served as our Director since October 2012. Mr. Tai is a prominent figure in the Taiwanese technology sector with over 40 years of industry experience with leading technology and hardware companies in Taiwan and the U.S. Mr. Tai co-founded Acer Computer in 1976, which has become one of the top five branded PC vendors in the world today, and held various managerial positions during his tenure. Later in his technology career, Mr. Tai founded Investar Capital, a venture capital firm focusing on IT companies. Mr. Tai is a member of the board of directors of Digitimes Incorporated, the only technology-focused newspaper in Taiwan. Currently, Mr. Tai serves on the board of directors of several public companies in Taiwan, including Asustek Computer Inc. (a company listed on the Taiwan Stock Exchange, stock code: 2357), Chief Telecom Corporation (a company listed on Taipei Exchange, stock code: 6561), and Wafer Works Corporation (a company listed on Taipei Exchange, stock code: 6182). Mr. Tai also serves on the board of directors of several private companies. Mr. Tai received a master’s degree in business administration from Tam Kang University and a bachelor’s degree in electrical engineering from National Chiao Tung University in Taiwan.

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

Mr. Erhfei Liu has served as our Director since May 2015. Mr. Liu also serves as independent director for J&T Global Express Limited (a company listed on the Hong Kong Stock Exchange, stock code: 1519), QingLing Motors (Group) Co., Ltd. (a company listed on the Hong Kong Stock Exchange, stock code: 1122), Frontage Holdings Corporation (a company listed on the Hong Kong Stock Exchange, stock code: 1521) and CMB Wing Lung Bank (a subsidiary of China Merchants Bank Co., Ltd., a company listed on the Hong Kong Stock Exchange, stock code: 3968). From 2016 to 2022, he served as independent director for Jiangxi Copper Corporation (a company listed on the Hong Kong Stock Exchange, stock code: 358). Mr. Liu has served as CEO of Asia Investment Fund (AIF), a private equity investment fund, since 2018, and co-founder and director of Cindat Capital Management Limited (Cindat), a global restate investment platform, from 2013 to 2017. Mr. Liu has remained in his position as a director at Cindat, but no longer participates in the day to day operations since 2018. From 1999 to 2012, Mr. Liu served as Chairman of Merrill Lynch China initially and Country Executive of Bank of America Merrill Lynch. In addition to his various investment banking responsibilities, he was also in charge of the firm’s private equity business in Greater China from 2006 to 2010. Prior to joining Merrill Lynch, Mr. Liu worked as head of Asia or China for Goldman Sachs, Morgan Stanley, Smith Barney and Indosuez. Mr. Liu received an MBA from Harvard Business School and his bachelor’s degrees from Brandeis University and Beijing Foreign Languages University.

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

Mr. Qiyu Wang has served as our chief financial officer since July 2023. He served as our vice president of finance since April 2022. Prior to joining us, Mr. Wang had over 20 years’ experience in the Chinese telecommunications industry, in charge of business operations, financial management and capital operations. From 2016 to 2021, Mr. Wang served as a vice president of China Telecom Global Limited, overseeing strategic business development and mergers and acquisitions. From 2010 to 2016, he served as the chief financial officer of China Communications Services International Limited. Prior to that, he served as the finance manager at the headquarters of China Telecommunications Corporation Limited. Mr. Wang received his EMBA from Hong Kong University of Science and Technology. As the chief financial officer of the Company, Mr. Wang is the highest-ranking person with dedicated risk management responsibility on an operational level.

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

B.Compensation

For the year ended December 31, 2023, we and our subsidiaries and consolidated operating entities paid aggregate compensation of approximately RMB14.2 million (US$2.0 million) to our directors and executive officers as a group, of which, RMB8.6 million (US$1.2 million) was settled in cash and RMB5.7 million (US$0.8 million) was settled in restricted shares issued under our 2020 share incentive plan. We set aside an aggregate of RMB0.1 million (US$0.02 million) for pensions, retirement or other benefits for our directors and executive officers in 2023. For option grants to our directors and officers, see “—Share Incentive Plans.”

Share Incentive Plans

On July 16, 2010, we adopted our 2010 Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and to promote the success of our business. We subsequently amended our 2010 Plan on January 14, 2011 and July 6, 2012. On May 29, 2014, we adopted our 2014 Plan on our annual general meeting, which was subsequently amended on April 1, 2015 and December 22, 2017 by unanimous written approval of our board of directors. On May 29, 2020, we adopted the 2020 Share Incentive Plan (such plan, as amended from time to time, the “2020 Plan”). Upon the adoption of the 2020 Plan, we have ceased to grant any new awards under the 2010 Plan and the 2014 Plan (collectively the “Existing Plans”) while the Existing Plans and outstanding awards granted thereunder shall remain effective and can be amended by the Company from time to time pursuant to the applicable terms thereunder. If any outstanding awards under the Existing Plans are subsequently forfeited, then the shares subject to such awards shall be available for the grant pursuant to the 2020 Plan. We subsequently amended the 2020 Plan, which became effective on January 10, 2024 (the “2020 Plan Amendment”).

Pursuant to the 2020 Plan Amendment, the maximum aggregate number of Class A ordinary shares of the Company authorized for issuance under the 2020 Share Incentive Plan shall increase to a number equal to 15% of the total number of issued and outstanding ordinary shares of the Company on an as-converted basis when the Company issues any new ordinary shares or any other securities convertible into or exercisable or exchangeable for ordinary shares of the Company in a capital raising transaction. The 2020 Plan permit the grant of option, restricted share or restricted share units award.

As of the date of this Annual Report, the maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2020 Plan is 46,560,708 Class A ordinary shares. To the extent any award granted pursuant to our 2010 Plan or 2014 Plan terminates, expires, lapses or forfeited after the effective date for any reason, shares subject to such awards shall also become available to the grant of an award pursuant to the 2020 Plan. As of February 29, 2024, options to purchase 419,202 ordinary shares and 2,291,115 RSUs that have been granted to our employees, directors and consultants were outstanding, without giving effect to the options that were exercised or terminated and RSUs that were vested.

	Options	Restricted	Exercise Price		Date of
Name	Granted	Share Units	(US$/Share)	Date of Grant	Expiration
Sheng Chen	*	—	0.15	July 16, 2010	July 16, 2020
	—	*	—	August 30, 2012	—
	—	*	—	November 23, 2013	—
	—	*	—	March 7, 2015	—
	—	*	—	November 21, 2015	—
	—	*	—	November 26, 2016	—
	—	*	—	August 18, 2019	—
	—	*	—	November 2, 2021	—
	—	5,790,701	—	January 26, 2024	—
Yoshihisa Ueno	—	*	—	October 1, 2012	—
	—	*	—	April 25, 2014	—
	—	*	—	December 2, 2017	—
	—	*	—	March 7, 2018	—
	—	*	—	March 3, 2020	—
	—	*	—	March 13, 2023	—
Kenneth Chung-Hou Tai	—	*	—	October 16, 2012	—
	—	*	—	November 21, 2015	—
	—	*	—	August 14, 2016	—
	—	*	—	May 12, 2017	—
	—	*	—	March 7, 2018	—
May 15, 2019
March 3, 2020
	—	*	—	March 13, 2023	—
Sean Shao	—	*	—	November 21, 2015	—
	—	*	—	May 15, 2019	—
March 3, 2020
	—	*	—	March 13, 2023	—
Erhfei Liu	—	*	—	November 21, 2015	—
	—	*	—	May 15, 2019	—
March 3, 2020
	—	*	—	March 13, 2023	—
Changqing Ye	—	*	—	August 26, 2022	—
Qiyu Wang	—	*	—	July 5, 2023	—
Other individuals as a group	28,953,524	2,912,425	0.15 to 0.85	—	—
*	Shares underlying vested options or Restricted Share Units are less than 1% of our total outstanding shares.

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

Maximum Number of Shares Authorized for Issuance (with respect to the 2020 Plan only). The maximum aggregate number of Class A ordinary shares authorized for issuance under the 2020 Share Incentive Plan equals to 15% of the total number of issued and outstanding ordinary shares of the Company on an as-converted basis when the Company issues any new ordinary shares or any other securities convertible into or exercisable or exchangeable for ordinary shares of the Company in a capital raising transaction.

C.Board Practices

Board of Directors

Our board of directors currently consists of seven directors. A director is not required to hold any shares in the company by way of qualification. Under our currently effective memorandum and articles of association, a director may vote in respect of any contract or proposed contract or arrangement and notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at the meeting of the directors at which such contract or proposed contract or arrangement is considered. Any of our directors who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of the directors. Our directors may exercise all the powers of the company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Board Diversity Disclosure

The following table provides the diversity statistics of our Board of Directors required by Rule 5606 of the Nasdaq Listing Rules.

Board Diversity Matrix (As of February 29, 2024)
Country of Principal Executive Office	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	Seven
	Female	Male	Non-Binary	Did not Disclose Gender
Part I: Gender Identity
Directors	—	Seven	—	—
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—
LGBTQ+	—
Did Not Disclose Demographic Background	—

Committees of the Board of Directors

We have three committees under the board of directors: the audit committee, the compensation committee and the nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Sean Shao, Yoshihisa Ueno and Changqing Ye, each of whom satisfies the “independence” requirements of Rule 5605 of Nasdaq Stock Market Rules and Rule 10A-3 under the Securities Exchange Act of 1934. Sean Shao is the chair of our audit committee. The purpose of the audit committee is to assist our board of directors with its oversight responsibilities regarding: (i) the integrity of our financial statements, (ii) our compliance with legal and regulatory requirements, (iii) the independent auditor’s qualifications and independence and (iv) the performance of our internal audit function and independent auditor. Our audit committee is the highest governing body charged with responsibility for monitoring and auditing risk management performance on an operational level. The audit committee will be responsible for, among other things:

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

We had 3,221, 3,293, and 3,038 employees as of December 31, 2021, 2022, and 2023, respectively. The following table sets forth the number of our employees by function as of December 31, 2023:

	As of December 31, 2023
	Number of	% of
Functional Area	Employees	Total
Operations	1,480	49%
Sales, marketing and customer support	383	13%
Research and development	528	17%
General and administrative	647	21%
Total	3,038	100%

Among our total employees as of December 31, 2023, 1,752 were located in Beijing, and 1,286 in other cities in mainland China, Hong Kong, Macau and Taiwan.

Our recruiting efforts include on-campus recruiting, online recruiting and the use of professional recruiters. We partner with leading national research institutions and employ other measures designed to bring us into contact with suitable candidates for employment.

As required by regulations in China, we participate in various government statutory employee benefit plans, including social insurance funds, namely a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund. We are required under PRC laws to contribute to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees up to a maximum amount specified by the local government from time to time.

We enter into standard employment agreements with our employees. We also enter into standard confidentiality and non-compete agreements with our senior management. The non-compete restricted period typically expires two years after the termination of employment, and we agree to compensate the employee with a certain percentage of his or her pre-departure salary during the restricted period.

E.Share Ownership

See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

Not Applicable.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of February 29, 2024, except as otherwise indicated in the corresponding footnotes, by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5.0% of our ordinary shares.

The calculations in the table below assume there are 1,579,266,750 ordinary shares issued and outstanding as of February 29, 2024, comprising of (a) 1,548,485,027 Class A ordinary shares outstanding, excluding (i) treasury shares and (ii) Class A ordinary shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards, (b) 30,721,723 Class B ordinary shares, (c) 60,000 Class C ordinary shares issued and outstanding and (d) no Class D ordinary shares issued and outstanding.

Percentage ownership and beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of February 29, 2024, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned
		% of	% of
		beneficial	Voting
	Number	ownership	Power(1)(2)
Directors and Executive Officers:
Sheng Chen(3)	64,811,349	4.1	17.3
Jianbiao Zhu	—	—	—
Yoshihisa Ueno(4)	4,417,488	*	1.3
Kenneth Chung-Hou Tai	*	*	*
Sean Shao	*	*	*
Erhfei Liu	*	*	*
Changqing Ye	*	*	*
Qiyu Wang	*	*	*
All Directors and Officers as a Group	71,556,171	4.5	18.7
Principal Shareholders:
Shandong Hi-Speed Holdings Group Limited(5)	650,424,192	41.2	35.0
Success Flow International Investment Limited(6)	455,296,932	28.8	24.5
Choice Faith Group Holdings Limited(7)	195,127,260	12.4	10.5
FIL Limited(8)	82,039,020	5.2	4.4
*	Less than 1% of our total outstanding shares.
(1)	Percentage of total voting power represents voting power with respect to all of our Class A, Class B, Class C and Class D ordinary shares, as a single class. Each holder of our Class B ordinary shares is entitled to ten votes per Class B ordinary share and each holder of Class A ordinary shares is entitled to one vote per Class A ordinary share held by our shareholders on all matters submitted to them for a vote. Each holder of Class C ordinary shares is entitled to one vote per Class C ordinary share on all matters submitted to them for a vote, except that we shall only proceed with the following matters with the written consent of the holders holding a majority of the issued and outstanding Class C ordinary shares or with the sanction of a special resolution passed at a separate meeting of the holders of the issued and outstanding Class C ordinary shares: (i) any appointment or removal of directors other than the appointment or removal of directors that is made pursuant to a shareholder’s right under the Investor Rights Agreement, dated January 15, 2015, among us, King Venture Holdings Limited, Xiaomi Ventures Limited and certain other parties named therein, and the Share Subscription Agreement, dated May 23, 2016, between us and Tuspark Innovation Venture Limited (the “Restrictions on Appointment or Removal of External Investors Directors Clause”); (ii) entry into any agreement by us or our subsidiaries with any shareholder who holds more than 10% of our issued and outstanding share capital or such shareholder’s affiliate, other than agreements entered into in our ordinary course of business with a total contract amount below 10% of our consolidated total revenue in the most recent completed fiscal year; and (iii) any proposed amendments to our memorandum and articles of associations that will amend, alter, modify or change the rights attached to Class C ordinary shares. For the avoidance of doubt, due to the exit of certain external investors, the Restrictions on Appointment or Removal of External Investors Directors Clause has ceased to be effective. Each holder of our Class D ordinary shares is entitled to 500 votes per Class D ordinary shares. Our Class A, Class B, Class C and Class D ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B, Class C and Class D ordinary shares are convertible at any time by the holder into Class A ordinary shares on a 1:1 basis.

(2)	In the computation of the percentages of aggregate voting power, we have included our Series A perpetual convertible preferred shares and our Series A-1 perpetual convertible preferred shares, the holders of which are entitled to (i) vote with the holders of the Class A ordinary shares on any and all matters submitted for a vote of shareholders and (ii) a number of votes per such preferred share equal to the number of Class A ordinary share into which each of such Series A perpetual convertible preferred shares and Series A-1 perpetual convertible preferred shares is then convertible at the time of the related record date as if the holders of such Series A perpetual convertible preferred shares or Series A-1 perpetual convertible preferred shares were holders of Class A ordinary shares.
(3)	Consists of (i) one Class A ordinary shares held by GenTao Capital Limited (“GenTao)”, a British Virgin Islands company solely owned by Mr. Sheng Chen; (ii) 19,670,117 Class B ordinary shares held by Fast Horse Technology Limited (“Fast Horse”), a British Virgin Islands company solely owned by Mr. Sheng Chen; (iii) 8,087,875 Class B ordinary shares held by Sunrise Corporate Holding Ltd. (“Sunrise”), a British Virgin Islands company solely owned by Mr. Sheng Chen; (iv) 60,000 Class C ordinary shares, 769,486 Class B ordinary shares and four Class A ordinary shares held by Personal Group Limited, a British Virgin Islands company solely owned by Mr. Sheng Chen; and (v) 1,479,660 Class A ordinary shares issuable upon vesting of Mr. Sheng Chen’s restricted share units within 60 days of February 29, 2024, and (vi) 34,744,206 Class A ordinary shares acquired by Beacon Capital Group Inc. (“Beacon”) from the vesting of performance-based restricted share units on February 2, 2024 (these units were granted to Mr. Sheng Chen and issued to Beacon at his direction). Mr. Sheng Chen is the sole and direct shareholder of GenTao, Fast Horse, Sunrise, Personal Group and Beacon and may be deemed to have beneficial ownership of the shares held by them. Mr. Sheng Chen, as a personal guarantor, together with GenTao, Beacon, Fast Horse and Sunrise, entered into a US$50.25 million term loan facility agreement dated as of August 19, 2021, as amended from time to time (the “Facility Agreement”) with Bold Ally (Cayman) Limited (“Lender”). Mr. Sheng Chen entered into British Virgin Islands Equitable Share Mortgages dated as of August 19, 2021 with the Lender, pursuant to which, on August 19, 2021, Mr. Sheng Chen pledged all of the British Virgin Islands shares of GenTao, Beacon and Sunrise as collateral to secure repayment of amounts outstanding under the Facility Agreement. In addition, each of GenTao, Beacon, Fast Horse and Sunrise in their capacity as mortgagor (the “Mortgagors”) entered into a Cayman equity share mortgage dated August 19, 2021 with the Lender as mortgagee, where each of the Mortgagors has agreed to pledge applicable ordinary shares of the Company owned by the respective Mortgagors to the Lender upon receiving top-up notice from the Lender. On December 15, 2021, GenTao received a letter from the Lender, claiming that the events of default were continuing and an early termination event had occurred under the Facility Agreement. On February 8, 2023, GenTao transferred 8,085,939 ADSs of the Company to an account designated by the Lender. Pursuant to the Facility Agreement and the related share mortgages (collectively, the “Facility Documentation”), the Lender may take further remedial actions, including without limitation, transferring any other shares of the Company pledged by the Mortgagors under Facility Documentation or exercising the voting power thereof in accordance with such documents. As of the date of this annual report, 1 Class A ordinary shares of the Company owned by GenTao and an aggregate of 27,757,992 Class B ordinary shares of the Company remain pledged to the Lender pursuant to the Facility Documentation, 19,670,117 of which are held by Fast Horse and 8,087,875 of which are held by Sunrise. As of the date of this annual report, the Lender held 5,604,821 ADSs of the Company in its account. Mr. Sheng Chen, on behalf of the borrower and the guarantors, is still in active discussions with the Lender on solutions of mutual benefit to cure the events of default. The business address for Mr. Sheng Chen is Guanjie Building, Southeast 1st Floor, 10# Jiuxianqiao East Road, Chaoyang District, Beijing 100016, China. The foregoing descriptions of the agreements and arrangements in this paragraph do not purport to be complete and are qualified in their entirety by reference to such agreement, filed as set forth in Mr. Sheng Chen’s Schedule 13D/A filing with the SEC on February 17, 2023. Information set forth above is based upon Mr. Sheng Chen’s Schedule 13D/A filing with the SEC on February 17, 2023 and February 6, 2024.For more detailed information on Mr. Sheng Chen’s personal financial situation, please refer to the amendments to Schedule 13D filed by him with the SEC since February 17, 2023.
(4)	Consists of (i) 2,194,200 Class B ordinary shares and 1,344,228 Class A ordinary shares held by Mr. Ueno, and (ii) 879,060 Class A ordinary shares upon vesting of Mr. Ueno’s restricted share units within 60 days of February 29, 2024. Mr. Ueno is an independent director of our company. The business address for Mr. Ueno is Suite 701-702, Plaza 228, No.228 Wan Chai Road, Wan Chai, Hong Kong.
(5)	Consists of (i) 455,296,932 Class A Ordinary Shares held by Success Flow and (ii) 195,127,260 Class A Ordinary Shares held by Choice Faith. Both Success Flow and Choice Faith are direct wholly-owned subsidiaries of Shandong Hi-Speed Holdings Group Limited (“SDHG”), which may be deemed to have beneficial ownership held by Success Flow and Choice Faith. Information set forth above is based upon SDHG’s Schedule 13D filing with the SEC on January 5, 2024. The principal business address of SDHG is 38/F, The Center, 99 Queen’s Road Central, Central, Hong Kong SAR, People’s Republic of China. SDHG is a company organized under the laws of Bermuda.

(6)	Consists of 455,296,932 Class A Ordinary Shares held by Success Flow. Success Flow is a direct wholly-owned subsidiary of SDHG, which may be deemed to have beneficial ownership held by Success Flow. Information set forth above is based upon Success Flow’s Schedule 13D filing with the SEC on January 5, 2024. The principal business address of Success Flow is Sea Meadow House, Blackburne Highway, (P.O. Box 116), Road Town, Tortola, British Virgin Islands. Success Flow is a business company organized under the laws of the British Virgin Islands
(7)	Consists of 195,127,260 Class A Ordinary Shares held by Choice Faith. Choice Faith is a direct wholly-owned subsidiary of SDHG, which may be deemed to have beneficial ownership held by Choice Faith. Information set forth above is based upon Choice Faith’s Schedule 13D filing with the SEC on January 5, 2024. The principal business address of Choice Faith is Sea Meadow House, Blackburne Highway, (P.O. Box 116), Road Town, Tortola, British Virgin Islands. Choice Faith is a business company organized under the laws of the British Virgin Islands.
(8)	Consists of 82,039,020 Class A ordinary shares held in the form of ADSs by FIL Limited, a company organized under the laws of Bermuda, certain of its subsidiaries and affiliates, and other companies. Information set forth above is based upon FIL Limited’s Schedule 13G filing with the SEC on February 9, 2024. The business address of FIL Limited is Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, HM19.

Our authorized ordinary shares are divided into Class A ordinary shares, Class B ordinary shares, Class C ordinary shares and Class D ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share and holders of Class C ordinary shares are entitled to one vote per share, except that we shall only proceed with the following matters with the written consent of the holders holding a majority of the issued and outstanding Class C ordinary shares or with the sanction of a special resolution passed at a separate meeting of the holders of the issued and outstanding Class C ordinary shares: (i) any appointment or removal of directors other than the appointment or removal of directors that is made pursuant to a shareholder’s right under the Investor Rights Agreement, dated January 15, 2015, among the Company, King Venture Holdings Limited, Xiaomi Ventures Limited and certain other parties named therein, and the Share Subscription Agreement, dated May 23, 2016, between Company and Tuspark Innovation Venture Limited (the “Restrictions on Appointment or Removal of External Investors Directors Clause”); (ii) entry into any agreement by us or our subsidiaries with any shareholder who holds more than 10% of our issued and outstanding share capital or such shareholder’s affiliate, other than agreements entered into in our ordinary course of business with a total contract amount below 10% of our consolidated total revenue in the most recent completed fiscal year; and (iii) any proposed amendments to our memorandum and articles of associations that will amend, alter, modify or change the rights attached to Class C ordinary shares. Holders of our Class B ordinary shares or Class C ordinary shares may choose to convert their Class B ordinary shares or Class C ordinary shares into the same number of Class A ordinary shares at any time. For the avoidance of doubt, due to the exit of certain external investors, the Restrictions on Appointment or Removal of External Investors Directors Clause has ceased to be effective. Our board of directors has approved and authorized the issuance of up to 555,000 Class D ordinary shares to Mr. Sheng Chen, our founder and cochairperson. The increase of authorized share capital to include Class D ordinary shares was approved by the Company’s shareholders at the extraordinary general meeting held on October 5, 2023. The Class D ordinary shares will have the same rights as the Company’s existing Class B ordinary shares except for voting rights, and holders of Class D ordinary shares shall be entitled to 500 votes per share on all matters submitted to shareholder vote. The proposed issuance of Class D ordinary shares is subject to and conditional upon the occurrence of conversion of pledged Class B ordinary shares beneficially owned by Mr. Sheng Chen into Class A ordinary shares upon a transfer to any person who is not an affiliate of Mr. Sheng Chen (each, a “Class B Conversion”). Following each Class B Conversion, the Company will issue a number of Class D ordinary shares to Mr. Sheng Chen that is equal to one-fiftieth (1/50) of the number of converted Class B ordinary shares, with fractional shares rounded down to the nearest whole share. The purchase price for each Class D ordinary share shall be equal to the volume weighted average price of the Company’s ADSs for the 30 trading days immediately prior to applicable issuance date, adjusted by the ADS-to-share ratio. As of the date of this annual report, no Class D ordinary shares has been issued. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to our ADSs—Our multi-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.”

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

To our knowledge, as of February 29, 2024, a total of 855,576,682 Class A ordinary shares and 16 Class B ordinary shares are held by eleven record holders in the United States, including Citibank N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

The Special Committee is in the process of carefully considering and evaluating the two proposals with respect to the proposed going-private transaction and other potential strategic alternatives we may pursue. For more details, see “Item 4. Information on the Company—A. History and Development of the Company.”

B.Related Party Transactions

Transactions with Shareholders and Affiliates

From January 1 to October 31, 2023, we purchased services from companies that are under common control with Beijing Chengyishidai Network Engineering Technology Co., Ltd., in the amount of RMB31.1million.

For the year ended December 31, 2023, we provided a loan to Shanghai Puping Information Technology Co., Ltd., (“Shanghai Puping”), in the amount of RMB80.3 million. We also had current receivables due from Shanghai Puping in the amount of RMB218.4 million as of December 31, 2023.

For the year ended December 31, 2023, we received loan proceeds in the amount of RMB9.8 million from Shanghai Shibei Hi-Tech Co., Ltd. Interest from the loan was written off in the amount of RMB1.3 million.

From March 1, 2023 to December 31, 2023, we leased properties for data centers from Sanhe Mingtai Machinery Manufacturing Co., Ltd. (“Sanhe Mingtai”). Lease cost and property management fee was RMB14.3 million and RMB3.1 million for the period, respectively. We also made lease payment to Sanhe Mingtai in amount of RMB10.8 million. As of December 31, 2023, ROU assets of RMB171.6 million and lease liabilities of RMB173.6 million were associated with such leases. For the year ended December 31, 2023, we provided a loan to Sanhe Mingtai in the amount of RMB33.8 million. We had current receivable due from Sanhe Mintai in the amount of RMB56.8 million as of December 31, 2023.

From May 15, 2023 to December 31, 2023, we obtained a loan in the amount of RMB350.0 million from Changzhou Gaoxin Interconnection Co., Ltd., at an interest rate of 6.0% per annum. Interest from the loan was RMB13.2 million. We also had current payables including interest payable in the amount of RMB356.1 million as of December 31, 2023.

Other Transactions with Related Parties

Our other related party transactions, including services provided by/to our equity method investees and other investees measured using measurement alternative in the ordinary course of business were insignificant for the year ended December 31, 2023.

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

Legal Proceedings

From time to time, we are subject to legal proceedings, investigations and claims incidental to the conduct of our business. For risks and uncertainties relating to the pending case against us, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may be subject to legal and administrative proceedings or arbitration claims from time to time, and the court rulings or arbitration awards may not be favorable to us.” We are currently not involved in any legal or administrative proceedings that may have a material adverse impact on our business, financial position or profitability.

Arbitration in relation to the acquisition of BJ TenxCloud

In July 2021, we, through our wholly-owned subsidiary, Shenzhen Cloud Native Technology Co., Ltd. (“SZ Cloud Native”) entered into a Purchase Framework Agreement to acquire 100% of the equity interest in Beijing TenxCloud Technology Ltd. (“BJ TenxCloud”) from a seller consortium for a total consideration of RMB414.7 million, including both cash consideration as well as warrants (the “Warrants”) issued by our subsidiary – VNET Technology Group Limited (“VNET Technology Cayman”) . In addition, we were obligated to pay cash of RMB70.0 million and to issue certain numbers of the shares of the VNET Group, Inc. or its subsidiary with estimated value of RMB167.4 million as of December 31, 2021 to certain selling shareholders who remain as the key employees of BJ TenxCloud.

During the period from March 2023 to March 2024, five members of the seller consortium (the “Seller Claimants”) have separately initiated arbitration proceedings against VNET Group. Inc., VNET Technology Cayman and SZ Cloud Native administered by the China International Economic and Trade Arbitration Commission (“CIETAC”), each demanding payment of the unpaid sums due (collectively, the “Seller Arbitration Proceedings”). In aggregate, the Seller Claimants seek to recover approximately RMB180.1 million plus interest and other expenses as damages in the Seller Arbitration Proceedings.

We have separately initiated an arbitration proceeding administered by CIETAC to unwind the transactions contemplated under the Purchase Framework Agreement and all other relevant agreements as well as to obtain the return all consideration made by us under such agreement, on the ground that the seller consortium made material misrepresentations under the Purchase Framework Agreement and the related transactions.

We are vigorously defending against the allegations in the Seller Arbitration Proceedings and have requested suspension of each of the Seller Arbitration Proceedings. In April 2024, CIETAC suspended two of the Seller Arbitration Proceedings. As of the date of this annual report, CIETAC has not made rulings on the rest Seller Arbitration Proceedings or the arbitration proceedings and requests made by us.

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

Our co-chairperson, Mr. Sheng Chen, holds a minority equity interest in Shanghai VNET Information System Co., Ltd. due to historical reasons. As a result of the restriction on equity transfer pursuant to its articles of association, it is not practical for Mr. Sheng Chen to transfer his equity interest in Shanghai VNET Information System Co., Ltd. to us or any other parties. Mr. Sheng Chen, however, has executed an irrevocable power of attorney, pursuant to which Mr. Sheng Chen has appointed VNET Beijing as his attorney-in-fact to attend shareholders’ meeting of Shanghai VNET Information System Co., Ltd. and to exercise all the shareholder’s voting rights. Such power of attorney remains valid and irrevocable so long as Mr. Sheng Chen remains the shareholder of Shanghai VNET Information System Co., Ltd.

Shareholder Class Action Lawsuits

In December 2023 and January 2024, we and certain of our current and former executive officers were named defendants in a putative securities class action lawsuit filed in the United States District Court for the Southern District of New York alleging that VNET Group, Inc. made materially false and/or misleading statements and/or failed to disclose certain material information concerning our founder and co-chairperson, Mr. Sheng Chen’s financing activities and the related impact on the Company’s business operations, captioned Semerak v. VNET Group, Inc., No. 23-cv-11187 (S.D.N.Y.) (the “Semerak Action”). The lawsuit assert claims under Section 10(b) and Section 20(a) of the U.S. Exchange Act.

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

As of the date hereof, our authorised share capital of the Company is US$30,000 divided into 3,000,000,000 shares, par value of US$0.00001 each, comprised of (i) 2,698,935,000 Class A ordinary shares of a par value of US$0.00001 each, (ii) 300,000,000 Class B ordinary shares of a par value of US$0.00001 each, (iii) 60,000 Class C ordinary shares of a par value of US$0.00001 each, (iv) 555,000 Class D ordinary shares of a par value of US$0.00001 each, (v) 150,000 Series A perpetual convertible preferred shares of a par value of US$0.00001 each, and (vi) 300,000 Series A-1 perpetual convertible preferred shares of a par value of US$0.00001 each. As of February 29, 2024, there are 1,548,485,027 Class A ordinary shares (excluding (i) treasury shares and (ii) Class A ordinary shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards) issued and outstanding, 30,721,723 Class B ordinary shares issued and outstanding, 60,000 Class C ordinary shares issued and outstanding, no Class D ordinary shares issued and outstanding, and no Series A perpetual convertible preferred shares or Series A-1 perpetual convertible preferred shares issued and outstanding.

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

Upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any Person or entity who is not an existing holder of such Class B ordinary sharess, the Founder, an Affiliate of the Founder, or a Founder Affiliate, or upon a change of control of the ultimate beneficial ownership of any Class B ordinary shares to any Person or entity who is not an existing holder of Class B ordinary shares, the Founder, an Affiliate of the Founder, or a Founder Affiliate, such Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares.

For Class C ordinary shares, the following conversion mechanism is not incorporated into the Company’s memorandum and articles of association, but is nevertheless agreed to with the respective shareholders or documented in the Company’s authorization. Upon any sale, transfer, assignment or disposition of such number of Class C ordinary shares by the holder thereof or the direct or indirect transfer or assignment of the voting power attached to such number of Class C ordinary shares through voting proxy or otherwise to any person that is not an Affiliate of such holder, or upon the direct or indirect sale, transfer, assignment or disposition of a majority of the issued and outstanding voting securities of, or the direct or indirect transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the direct or indirect sale, transfer, assignment or disposition of all or substantially all of the assets of, a holder of Class C ordinary shares that is an entity to any person that is not an Affiliate of such holder, any number of Class C ordinary shares held by a holder thereof will be automatically and immediately converted into an equal number of Class A ordinary shares.

Upon any sale, transfer, assignment or disposition of Class D ordinary shares by a holder thereof to any Person or entity who is not an existing holder of such Class D ordinary shares, the Founder, an Affiliate of the Founder, or a Founder Affiliate, or upon a change of control of the ultimate beneficial ownership of any Class D ordinary shares to any Person or entity who is not an existing holder of Class D ordinary shares, the Founder, an Affiliate of the Founder, or a Founder Affiliate, such Class D ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares.

Voting Rights. In respect of matters requiring shareholders’ votes, on a show of hands, each shareholder is entitled to one vote for each ordinary share registered in such shareholder’s name on the register of members of the Company or, on a poll, each Class A ordinary share is entitled to one vote, each Class B ordinary share is entitled to ten votes, each Class C ordinary shares is entitled to one vote per share, except that we shall only proceed with the following matters with the written consent of the holders holding a majority of the issued and outstanding Class C ordinary shares or with the sanction of a special resolution passed at a separate meeting of the holders of the issued and outstanding Class C ordinary shares:

(i)	any appointment or removal of directors other than the appointment or removal of directors that is made pursuant to a shareholder’s right under the Investor Rights Agreement, dated January 15, 2015, among the Company, King Venture Holdings Limited, Xiaomi Ventures Limited and certain other parties named therein, and the Share Subscription Agreement, dated May 23, 2016, between Company and Tuspark Innovation Venture Limited (the “Restrictions on Appointment or Removal of External Investors Directors Clause”);
(ii)	entry into any agreement by us or our subsidiaries with any shareholder who holds more than 10% of our issued and outstanding share capital or such shareholder’s affiliate, other than agreements entered into in our ordinary course of business with a total contract amount below 10% of our consolidated total revenue in the most recent completed fiscal year; and
(iii)	any proposed amendments to our memorandum and articles of associations that will amend, alter, modify or change the rights attached to Class C ordinary shares. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by the chairperson of the meeting or by any three shareholders entitled to vote at the meeting, or one or more shareholders holding at least 10% of the paid-up voting share capital or 10% of the total voting rights entitled to vote at the meeting and Present.

For the avoidance of doubt, due to the exit of certain external investors, the Restrictions on Appointment or Removal of External Investors Directors Clause has ceased to be effective.

Our board of directors has approved and authorized the issuance of up to 555,000 Class D ordinary shares to Mr. Sheng Chen, our founder and cochairperson. The increase of authorized share capital to include Class D ordinary shares was approved by the Company's shareholders at the extraordinary general meeting held on October 5, 2023. The Class D ordinary shares will have the same rights as the Company’s existing Class B ordinary shares except for voting rights, and holders of Class D ordinary shares shall be entitled to 500 votes per share on all matters submitted to shareholder vote. The proposed issuance of Class D ordinary shares is subject to and conditional upon the occurrence of conversion of pledged Class B ordinary shares beneficially owned by Mr. Sheng Chen into Class A ordinary shares upon a transfer to any person who is not an affiliate of Mr. Sheng Chen (each, a “Class B Conversion”). Following each Class B Conversion, the Company will issue a number of Class D ordinary shares to Mr. Sheng Chen that is equal to one-fiftieth (1/50) of the number of converted Class B ordinary shares, with fractional shares rounded down to the nearest whole share. The purchase price for each Class D ordinary share shall be equal to the volume weighted average price of the Company’s ADSs for the 30 trading days immediately prior to applicable issuance date, adjusted by the ADS-to-share ratio. As of the date of this annual report, no Class D ordinary shares has been issued. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to our ADSs—Our multi-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.”

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

In November 2023, we entered into an investment agreement (the “Investment Agreement”) with Success Flow and Choice Faith to make an equity investment in an aggregate amount of US$299 million in the Company. Both Success Flow and Choice Faith are beneficially owned by SDHG. On the same date, Success Flow and Choice Faith also entered into an investor rights agreement with us. In December 2023, a consolidated operating entity of the Group entered into the Strategic Cooperation Agreement with SDHG, pursuant to which, both parties will leverage their respective resources and strengths to develop renewable energy projects in northern China.

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

Certain U.S. Federal Income Tax Considerations

The following is a discussion of the certain U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of ADSs or Class A ordinary shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold ADSs or Class A ordinary shares. This discussion applies only to a U.S. Holder that holds ADSs or Class A ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax and Medicare contribution tax consequences, and tax consequences applicable to U.S. Holders subject to special rules, such as:

●	certain financial institutions;
●	dealers or traders in securities that use a mark-to-market method of tax accounting;
●	persons holding ADSs or Class A ordinary shares as part of a straddle, wash sale, hedging or conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the ADSs or Class A ordinary shares;
●	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
●	entities classified as partnerships for U.S. federal income tax purposes (and investors therein);
●	tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;
●	persons that own or are deemed to own ADSs or Class A ordinary shares representing ten percent or more of our voting power or value;
●	persons who acquired ADSs or Class A ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation; or
●	persons holding ADSs or Class A ordinary shares in connection with a trade or business conducted outside of the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes owns ADSs or Class A ordinary shares, the U.S. federal income tax treatment of its partners will generally depend on the status of such partners and the activities of the partnership. Partnerships owning ADSs or Class A ordinary shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of ADSs or Class A ordinary shares.

This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, and the income tax treaty between the United States and the PRC, or the Treaty, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. This discussion is also based, in part, on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.

For purposes of this discussion, a “U.S. Holder” is a person that is eligible for the benefits of the Treaty, and is a beneficial owner of ADSs or Class A ordinary shares that for U.S. federal income tax purposes is:

●	a citizen or individual resident of the United States;
●	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
●	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Treasury regulations that apply to taxable years beginning on or after December 28, 2021, or the Foreign Tax Credit Regulations, may in some circumstances prohibit a U.S. person from claiming a foreign tax credit with respect to certain non-U.S. taxes that are not creditable under applicable income tax treaties. Accordingly, U.S. investors that are not eligible for benefits under the Treaty should consult their tax advisers regarding the creditability or deductibility of any PRC taxes imposed on dividends on, or dispositions of, the ADSs or Class A ordinary shares. This discussion does not apply to investors in this special situation.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ADSs or Class A ordinary shares in their particular circumstances.

In general, a U.S. Holder who owns ADSs will be treated as the owner of the underlying shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying shares represented by those ADSs.

Except as described in “Passive Foreign Investment Company Rules” below, this discussion assumes that we are not a passive foreign investment company, or PFIC.

Taxation of Distributions

Distributions paid on the ADSs or Class A ordinary shares, other than certain pro rata distributions of ADSs or Class A ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as “dividends” for U.S. federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be taxable at reduced rates. Non-corporate U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances.

Dividends will be included in a U.S. Holder’s income generally on the date of the U.S. Holder’s, or in the case of ADSs, the Depositary’s, receipt. The amount of any dividend income paid in currency other than U.S. dollars will be the U.S. dollar amount calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars on such date. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the amount received. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Dividends will be treated as foreign-source income for foreign tax credit purposes. As described in “—People’s Republic of China Taxation,” dividends paid by us may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include amounts withheld in respect of the PRC withholding tax. Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances, PRC taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty) generally will be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign tax credits in their particular circumstances. In lieu of claiming a credit, a U.S. Holder may elect to deduct such PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct creditable foreign taxes instead of claiming foreign tax credits must apply to all creditable foreign taxes paid or accrued in the taxable year.

Sale or Other Disposition of ADSs or Class A Ordinary Shares

For U.S. federal income tax purposes, gain or loss realized on the sale or other taxable disposition of ADSs or Class A ordinary shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the ADSs or Class A ordinary shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the ADSs or Class A ordinary shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars.

As described in “—People’s Republic of China Taxation” above, gains on the sale of ADSs or Class A ordinary shares may be subject to PRC taxes if we are treated as a PRC resident enterprise for PRC tax purposes. Under the Code, capital gains of U.S. persons are generally treated as U.S.-source income. However, a U.S. Holder may be able to elect to treat the gain as foreign-source income under the Treaty and claim foreign tax credit in respect to any PRC tax on dispositions. The Foreign Tax Credit Regulations generally preclude a U.S. Holder from claiming a foreign tax credit with respect to PRC income taxes on gains from dispositions of ADSs or Class A ordinary shares if the U.S. Holder does not elect to apply the benefits of the Treaty. However, in that case it is possible that any PRC taxes on disposition gains may either be deductible or reduce the amount realized on the disposition. The rules governing foreign tax credits and deductibility of foreign taxes are complex. U.S. Holders should consult their tax advisers regarding the consequences of the imposition of any PRC tax on disposition gains, including the Treaty’s resourcing rule, any reporting requirements with respect to a Treaty-based return position and the creditability or deductibility of the PRC tax in their particular circumstances (including any applicable limitations).

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a passive asset for these purposes. Based on the composition of our income and assets and the value of our assets, including goodwill, which is based on the price of the ADSs, we believe that we were not a PFIC for the 2023 taxable year. However, it is not entirely clear how the contractual arrangements between our wholly-owned PRC subsidiaries, our consolidated affiliated entities and the shareholders of our consolidated affiliated entities will be treated for purposes of the PFIC rules. Because the treatment of the contractual arrangements is not entirely clear, because we hold a substantial amount of cash, and because PFIC status depends upon the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of the ADSs or Class A ordinary shares, which could be volatile), there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year.

If we were a PFIC for any taxable year and any of our subsidiaries, consolidated affiliated entities or other companies in which we own or are treated as owning equity interests were also a PFIC (any such entity, a “Lower-tier PFIC”), U.S. Holders would be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described in the subsequent paragraph on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case as if the U.S. Holders held such shares directly, even though the U.S. Holders had not received the proceeds of those distributions or dispositions.

In general, if we were a PFIC for any taxable year during which a U.S. Holder holds ADSs or Class A ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of its ADSs or Class A ordinary shares would be allocated ratably over that U.S. Holder’s holding period. The amounts allocated to the taxable year of the sale or disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by a U.S. Holder in any year on its ADSs or Class A ordinary shares exceed 125% of the average of the annual distributions on the ADSs or Class A ordinary shares received during the preceding three taxable years or the U.S. Holder’s holding period for the ADSs or Class A ordinary shares, whichever is shorter, such distributions would be subject to taxation in the same manner.

Alternatively, if we were a PFIC and if the ADSs were “regularly traded” on a “qualified exchange,” as defined in applicable Treasury regulations, a U.S. Holder could make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. The ADSs would be treated as “regularly traded” for any calendar year in which more than a de minimis quantity of the ADSs were traded on a qualified exchange on at least 15 days during each calendar quarter. The New York Stock Exchange, where our ADSs are listed, is a qualified exchange for this purpose. U.S. Holders will not be able to make a mark-to-market election with respect to Lower-tier PFICs, if any. Accordingly, if we were a PFIC for any taxable year, a U.S. Holder that makes the mark-to-market election may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any Lower-tier PFICs.

If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as capital loss).

If a U.S. Holder makes the mark-to-market election, distributions paid on ADSs will be treated as discussed under “—Taxation of Distributions” above. However, regardless of whether a U.S. Holder makes the mark-to-market election, if we were a PFIC or, with respect to particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

If we are a PFIC for any taxable year during which a U.S. Holder owns ADSs or Class A ordinary shares, we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owns ADSs or Class A ordinary shares, even if we cease to meet the threshold requirements for PFIC status.

We do not intend to provide the information that would otherwise enable U.S. Holders to make a “qualified electing fund election,” which would have resulted in alternate treatment if we were a PFIC for any taxable year.

If we were a PFIC for any taxable year during which a U.S. Holder owned any ADSs or Class A ordinary shares, the U.S. Holder would generally be required to file annual reports with the Internal Revenue Service.

U.S. Holders should consult their tax advisers regarding the determination of whether we are a PFIC for any taxable year and the potential application of the PFIC rules to their ownership of ADSs or Class A ordinary shares.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds from the sale or exchange of our ADSs or Class A ordinary shares, that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding, generally on Internal Revenue Service Form W-9. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Certain U.S. Holders who are individuals (or entities formed or availed of to hold certain “specified foreign financial assets”) may be required to report information relating to their ownership of ADSs or Class A ordinary shares, unless the ADSs or Class A ordinary shares are held in accounts at financial institutions (in which case the accounts may be reportable if maintained by non-U.S. financial institutions). U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to the ADSs or Class A ordinary shares.

F.	Dividends and Paying Agents

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

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expenses incurred in respect of borrowings, finance lease liabilities as well as interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. As of December 31, 2023, we had (i) long-term borrowings (current portions) with an aggregate outstanding balance of RMB723.3 million (US$101.9 million), and (ii) long-term borrowings (excluding current portions) with an aggregate outstanding balance of RMB5,113.5 million (US$720.2 million). The long-term borrowings bore weighted-average interest rate of 4.97% per annum.A hypothetical one percentage point (100 basis-point) decrease in interest rates would have resulted in a decrease of approximately RMB67.8 million (US$9.6 million) in interest expense for the year ended December 31, 2023. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments and interest-bearing obligations carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income and interest expenses may fluctuate due to changes in market interest rates.

Foreign Exchange Risk

We earn most of our revenues and incur most of our expenses in Renminbi, and most of our sales and purchase contracts are denominated in Renminbi. However, we have significant amount of U.S. dollar-denominated debt instruments outstanding and our functional currency is the U.S. dollar. We have not used any derivative financial instruments to hedge our exposure to foreign exchange risk. The Renminbi depreciated by 9.2% against the U.S. dollar in 2022 and then depreciated by 1.7% in 2023. The Company intends to hold U.S. dollar-denominated financial assets and will convert to RMB according to the trend of exchange rate changes. The Company may also consider converting RMB to U.S. dollar to make interest, principal or repurchase payments for our U.S. dollars-denominated debt instruments. As of December 31, 2023, we had total U.S. dollar-denominated cash and cash equivalents, restricted cash and short-term investments in the amount of US$454.2 million. A hypothetical 10% increase in the exchange rate of the U.S. dollar against the RMB would have resulted in an increase of RMB322.5 million (US$45.4 million) in the value of our U.S. dollar-denominated financial assets as of December 31, 2023.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably, and in recent years the RMB has depreciated significantly against the U.S. dollar. It is difficult to predict whether the depreciation will continue and how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. As our costs and expenses are mostly denominated in RMB, the appreciation of the RMB against the U.S. dollar would increase our costs in U.S. dollar terms. In addition, as our operating subsidiaries and VIEs in China receive revenues in RMB, any significant depreciation of the RMB against the U.S. dollar may have a material and adverse effect on our revenues in U.S. dollar terms and financial condition, and the value of, and any dividends payable on, our ordinary shares. For example, to the extent that we need to convert U.S. dollars into Renminbi for capital expenditures and working capital and other business purposes, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, making interest, principal or repurchase payments for our U.S. dollars-denominated debt instruments, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Inflation Risk

In the last three years, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2021, 2022, and 2023 were 0.9%, 2.0%, and 0.2%, respectively. Although we have not been materially affected by inflation in the past, we cannot assure you that we will not be affected in the future by higher rates of inflation in China.

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

Fees and Other Payments Made by the Depositary to Us

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. During the year ended December 31, 2023, we received US$1.8 million and US$1.9 million from the depositary as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program for the year of 2022 and 2023, respectively.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, with the participation of our chief executive officer and chief financial officer, conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, we used the criteria established within the Internal Control —Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this assessment, our management has concluded that, as of December 31, 2023, our internal control over financial reporting was effective.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, KPMG Huazhen LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2023 and has issued an attestation report set forth below.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

VNET Group, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited VNET Group, Inc. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission”. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2023, the related consolidated statements of operations, comprehensive loss, shareholders’ equity, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated April 26, 2024 expressed an unqualified opinion on those consolidated financial statements.

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

/s/KPMG Huazhen LLP

Beijing, China

April 26, 2024

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that both Mr. Sean Shao and Mr. Changqing Ye, independent directors (under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act) and members of our audit committee, are audit committee financial experts.

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

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our independent registered public accounting firms for the periods indicated:

	For the Years Ended
	December 31,
	2022	2023

	(in US$ thousands)
Audit fees(1)	2,275	1,936
Tax fees	81	—
Other fees(2)	240	—

Notes:

(1)	“Audit fees” means the aggregate fees billed or expected to be billed for professional services rendered by our independent registered public accounting firms for the audit of our annual financial statements and services in connection with statutory and regulatory filing.
(2)	“Other fees” means the aggregate fees billed for professional services provided in 2022 in connection with the acquisitions, compliance with the Sarbanes-Oxley Act and optimization of internal controls over financial reporting.

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

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

The disclosure called for by paragraph (a) of this Item 16F was previously reported, as that term is defined in Rule 12b-2 under the Exchange Act, in “Item 16.F. Change in Registrant’s Certifying Accountant” of our annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the SEC on April 26, 2023.

ITEM 16G.CORPORATE GOVERNANCE

Certain corporate governance practices in the Cayman Islands, which is our home country, are considerably different than the standards applied to U.S. domestic issuers. Nasdaq Stock Market Rules provide that foreign private issuers are exempt from certain corporate governance requirements of Nasdaq and may follow their home country practices, subject to certain exceptions and requirements to the extent that such exemptions would be contrary to U.S. federal securities laws and regulations. We currently follow our home country practice that: (i) does not require us to disclose any agreements or arrangements of third party director or nominee compensation, (ii) does not require us to solicit proxy and hold meetings of our shareholders every year, (iii) does not require us to make available to shareholders an annual report containing audited financial statements within a reasonable time following our filing of an annual report with the SEC, (iv) does not require that a majority of our board of directors satisfy the “independence” requirements of Rule 5605 of Nasdaq Stock Market Rules, (v) does not require each member of our compensation committee and nominating and corporate governance committee to be an independent director, (vi) does not require that director nominees be either selected or recommended by independent directors, (vii) does not require us to seek shareholder approval prior to the issuance of securities in connection with the acquisition of stock or assets of another company, (viii) does not require us to seek shareholder approval prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the Company, (ix) does not require us to seek shareholders’ approval for amending our share incentive plan, (x) does not require us to obtain shareholder approval for issuing additional securities exceeding 20% of our outstanding ordinary shares, (xi) does not require that voting rights of existing shareholders cannot be disparately reduced or restricted through any corporate action or issuance, and (xii) does not restrict a company’s transactions with directors, requiring only that directors exercise a duty of care and owe certain fiduciary duties to the companies for which they serve. In the future, we may rely on other exemptions provided by Nasdaq.

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

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

ITEM 16J.INSIDER TRADING POLICIES

Not Applicable.

ITEM 16K.CYBERSECURITY

At VNET, cybersecurity risk management is an integral part of our overall enterprise risk management program. Our cybersecurity risk management program is based on industry best practices that aim (1) to provide a roadmap for effective security management practices and controls that protect and maintain the confidentiality, integrity, and availability of Company’s information systems and information assets, including non-public information and (2) to prevent data exfiltration, manipulation, and destruction, as well as system and transactional disruption. It is also designed to provide a framework for handling cybersecurity threats and incidents, including threats and incidents associated with the use of applications developed and services provided by third-party service providers, and facilitate coordination across different departments of our company. This framework includes steps for assessing the severity of a cybersecurity threat, identifying the source of a cybersecurity threat including whether the cybersecurity threat is associated with a third-party service provider, implementing cybersecurity countermeasures and mitigation strategies and informing management and our board of directors of material cybersecurity threats and incidents. We carry out information security management from three levels of physical security, internal cybersecurity and external cybersecurity, and formulate privacy policies to ensure the security of personal data and privacy. Our cybersecurity team is responsible for assessing our cybersecurity risk management program and we currently do not engage third parties for such assessment. In addition, we require information security awareness and training to be completed annually by our employees, including all new hires. Our IT department is available to all employees to answer questions related to security awareness and information security best practice references and archived documentation, and we provide targeted training from time to time on topics such as phishing and secure application development, among others. Our data centers are certified as level 3 by the China Cybersecurity Review Technology and Certification Center (CCRC) for information system security integration service, information security emergency response service, and information security risk assessment service. We are ISO 27001 certified in the main operating regions of the Company.

Our board of directors has overall oversight responsibility for our risk management, and delegates cybersecurity risk management oversight to the audit committee of the board of directors. The audit committee is responsible for ensuring that management has processes in place designed to identify and evaluate cybersecurity risks to which the company is exposed and implement processes and programs to manage cybersecurity risks and mitigate cybersecurity incidents. The audit committee also reports material cybersecurity risks to our full board of directors. Management is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs. Our cybersecurity programs are under the direction of our Chief Information Security Officer, or CISO who receives reports from our cybersecurity team and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents. Our CISO and dedicated personnel are certified and experienced information systems security professionals and information security managers with many years of experience. Management, including the CISO, CEO and CFO and our cybersecurity team, regularly update the audit committee on the company’s cybersecurity programs, material cybersecurity risks and mitigation strategies and provide cybersecurity reports quarterly that cover, among other topics, update the status of any material cybersecurity incidents or material risks from cybersecurity threats to the Company, if any, the relevant disclosure issues, assessments of the Company’s cybersecurity programs, developments in cybersecurity and updates to the company’s cybersecurity programs and mitigation strategies.

In 2023, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Risk Factors –– Risks Related to Our Business and Industry––Actual or alleged failure to comply with laws and regulations related to cybersecurity, information security, privacy and data protection could lead to government enforcement actions, have a serious adverse effect on our reputation, and discourage current and potential clients from doing business with us” in this annual report on Form 20-F.

PART III

ITEM 17.FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.FINANCIAL STATEMENTS

The consolidated financial statements of VNET Group, Inc. and its subsidiaries and consolidated affiliated entities are included at the end of this annual report.

ITEM 19.EXHIBITS

Exhibit Number	Description of Document

1.1

Fifth Amended and Restated Memorandum and Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 1.1 from the amendment No.1 to annual report on Form 20-F for the year ended December 31, 2022 filed with the Commission on February 1, 2024.)

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

4.3*	English translation of Loan Agreement dated April 22, 2024, among VNET Data Center Co., Ltd. and the shareholders of Beijing Yiyun Network Technology Co., Ltd.

4.4*

English translation of Share Pledge Agreement dated April 22, 2024, among VNET Data Center Co., Ltd., Beijing Yiyun Network Technology Co., Ltd. and the shareholders of Beijing Yiyun Network Technology Co., Ltd.

4.5*	English translation of Power of Attorney, dated April 22, 2024 by the shareholders of Beijing Yiyun Network Technology Co., Ltd.

4.6*

English translation of Exclusive Consultation and Service Agreement dated April 22, 2024, among VNET Data Center Co., Ltd., Beijing VNET Broad Band Data Center Co., Ltd. and Beijing Yiyun Network Technology Co., Ltd.

Exhibit Number	Description of Document

4.7*

English translation of Equity Option Agreement dated April 22, 2024, among VNET Data Center Co., Ltd., Beijing Yiyun Network Technology Co., Ltd., Beijing VNET Broad Band Data Center Co., Ltd. and the shareholders of Beijing Yiyun Network Technology Co., Ltd.

4.8

Commitment Letter dated September 30, 2010, by AsiaCloud Inc. (which later changed its name to 21Vianet Group, Inc. and then to VNET Group, Inc.), 21Vianet Data Center Co., Ltd. (which is referred to as VNET Data Center Co., Ltd. in this annual report), Sheng Chen and Jun Zhang (incorporated by reference to Exhibit 4.13 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 19, 2013)

4.9

2010 Share Incentive Plan, as amended on January 14, 2011 and July 6, 2012 (incorporated by reference to Exhibit 10.12 from our Form S-8 (File No. 333-187695), initially filed with the Commission on April 3, 2013)

4.10

English summary of Property Lease Agreement dated February 4, 2013, between Beijing Xingguang Tuocheng Investment Co., Ltd. and Beijing 21Vianet Broad Band Data Center Co., Ltd. (which is referred to as Beijing VNET Broad Band Data Center Co., Ltd. in this annual report) (incorporated by reference to Exhibit 4.18 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 19, 2013)

4.11*

English translation of Loan Agreement dated April 22, 2024, between Abitcool (China) Broadband Inc. and Sheng Chen, the sole shareholder of HuLianXinCheng Network Technology (Beijing) Co., Ltd. (previously known as WiFire Network Technology (Beijing) Co., Ltd. And aBitcool Small Micro Network Technology (BJ) Co., Ltd.)

4.12*

English translation of Equity Pledge Agreement dated April 22, 2024, between Abitcool (China) Broadband Inc. and Sheng Chen, the sole shareholder of HuLianXinCheng Network Technology (Beijing) Co., Ltd. (previously known as WiFire Network Technology (Beijing) Co., Ltd. and aBitcool Small Micro Network Technology (BJ) Co., Ltd.)

4.13*

English translation of Power of Attorney dated April 22, 2024, by Sheng Chen, the sole shareholder of HuLianXinCheng Network Technology (Beijing) Co., Ltd. (previously known as WiFire Network Technology (Beijing) Co., Ltd. and aBitcool Small Micro Network Technology (BJ) Co., Ltd.)

4.14*

English translation of Exclusive Consultation and Service Agreement dated April 22, 2024, between Abitcool (China) Broadband Inc. and HuLianXinCheng Network Technology (Beijing) Co., Ltd. (previously known as WiFire Network Technology (Beijing) Co., Ltd. and aBitcool Small Micro Network Technology (BJ) Co., Ltd.)

4.15*

English translation of Equity Option Agreement dated April 22, 2024, among Abitcool (China) Broadband Inc., HuLianXinCheng Network Technology (Beijing) Co., Ltd. (previously known as WiFire Network Technology (Beijing) Co., Ltd. and aBitcool Small Micro Network Technology (BJ) Co., Ltd.) and Sheng Chen

4.16

English translation of Commitment Letter dated January 11, 2021 by Sheng Chen and WiFire Network Technology (Beijing) Co., Ltd. (previously known as aBitcool Small Micro Network Technology (BJ) Co., Ltd. and later changed its name to HuLianXinCheng Network Technology (Beijing) Co., Ltd.) (incorporated by reference to Exhibit 4.21 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 28, 2021)

4.17

English translation of Commitment Letter dated January 11, 2021 by WiFire Group Inc. (previously known as aBitcool Broadband Inc.) (incorporated by reference to Exhibit 4.22 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 28, 2021)

4.18

2014 Share Incentive Plan, as amended on April 1, 2015 and December 22, 2017 (incorporated by reference to Exhibit 10.1 from our Form S - 8 (File No. 333 - 222521), initially filed with the Commission on January 12, 2018)

4.19

English translation of the equity interest purchase agreement dated September 27, 2017, by and among Beijing TUS Yuanchuang Technology Development Co., Ltd., a company wholly owned by Tus-Holdings, Beijing 21Vianet Broad Band Data Center Co., Ltd. (which is referred to as Beijing VNET Broad Band Data Center Co., Ltd. in this annual report), WiFire Network Technology (Beijing) Co., Ltd., WiFire (Beijing) Technology Co., Ltd., Guangzhou Gehua Network Technology and Development Company Limited, Beijing Chengyishidai Network

Exhibit Number	Description of Document

Technology Co., Ltd., Zhiboxintong (Beijing) Network Technology Co., Ltd., Beijing Fastweb Network Technology Co., Ltd. and Guangzai Wuxian (Shanghai) Network Technology Co., Ltd (incorporated by reference to Exhibit 4.30 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 12, 2018)

4.20

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

4.21	2020 Share Incentive Plan (incorporated herein by reference to Exhibit 99.1 on Form 6-K furnished to the Commission on May 29, 2020)

4.22	Amendment to 2020 Share Incentive Plan (incorporated by reference to Exhibit 99.1 from our Form 6-K (File No. 001-35126), initially furnished with the Commission on January 23, 2024)

4.23

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

4.24

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

4.25

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

4.26

Share Subscription Agreement dated October 14, 2019 by and between 21Vianet Group, Inc. (which later changed its name to VNET Group, Inc.) and Personal Group Limited (incorporated by reference to Exhibit 4.31 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 2, 2020)

4.27*	English translation of Equity Pledge Agreement dated April 22, 2024, between Shanghai Edge Connect Technology Co., Ltd. and the shareholder of Shanghai Zhiyan Yunwei Technology Co., Ltd.

4.28*	English translation of Power of Attorney dated April 22, 2024, by the shareholder of Shanghai Zhiyan Yunwei Technology Co., Ltd.

4.29*	English translation of Exclusive Consultation and Service Agreement dated April 22, 2024, between Shanghai Edge Connect Technology Co., Ltd. and Shanghai Zhiyan Yunwei Technology Co., Ltd.

4.30*	English translation of Equity Option Agreement dated April 22, 2024, among Shanghai Edge Connect Technology Co., Ltd., Shanghai Zhiyan Yunwei Technology Co., Ltd. and its shareholder

4.31

English translation of Letter of Undertaking dated December 10, 2020, by Shanghai Zhiyan Yunwei Technology Co., Ltd. and its shareholder (incorporated by reference to Exhibit 4.39 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 28, 2021)

4.32

English translation of Letter of Undertaking dated December 10, 2020, by Shanghai Edge Connect Technology Co., Ltd. (incorporated by reference to Exhibit 4.40 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 28, 2021)

Exhibit Number	Description of Document

4.33

English translation of Supplementary Exclusive Technical Consulting and Service Agreement dated December 10, 2020, among Shanghai Edge Connect Technology Co., Ltd., Shanghai Zhiyan Yunwei Technology Co., Ltd. and its shareholder (incorporated by reference to Exhibit 4.41 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 28, 2021)

4.34

English translation of Share Repurchase Agreement dated March 23, 2021, between 21Vianet Group, Inc. (which later changed its name to VNET Group, Inc.) and Tuspark Innovation Venture Limited (incorporated by reference to Exhibit 4.42 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 28, 2021)

4.35

Investment Agreement dated January 28, 2022 by and among VNET Group, Inc. and Vector Holdco Pte. Ltd., BTO Vector Fund FD (CYM) L.P. and Blackstone Tactical Opportunities Fund - FD L.P. (incorporated by reference to Exhibit 99.2 from our Form 6-K (File No. 001-35126), initially furnished with the Commission on January 31, 2022)

4.36

Investment Agreement dated November 16, 2023, entered into by and among VNET Group, Inc. and Success Flow International Investment Limited and Choice Faith Group Holdings Limited (incorporated by reference to Exhibit 99.2 from our Form 6-K (File No. 001-35126), initially furnished with the Commission on November 16, 2023)

4.37

Investor Rights Agreement dated November 16, 2023, entered into by and among VNET Group, Inc. and Success Flow International Investment Limited and Choice Faith Group Holdings Limited (incorporated by reference to Exhibit 99.3 from our Form 6-K (File No. 001-35126), initially furnished with the Commission on November 16, 2023)

4.38*	English translation of Loan Agreement dated October 30, 2012, among Joytone Infotech Co., Ltd. and the shareholders of Beijing iJoy Information Technology Co., Ltd.

4.39*	English translation of Amended and Restated Equity Pledge Agreement dated July 18, 2019, among Joytone Infotech Co., Ltd. and the shareholders of Beijing iJoy Information Technology Co., Ltd.

4.40*	English translation of Power of Attorney dated July 18, 2019, by the shareholders of Beijing iJoy Information Technology Co., Ltd.

4.41*	English translation of Exclusive Consultation and Service Agreement dated October 30, 2012, between Joytone Infotech Co., Ltd. and Beijing iJoy Information Technology Co., Ltd.

4.42*

English translation of Equity Option Agreement dated July 18, 2019, among Joytone Infotech Co., Ltd., Beijing iJoy Information Technology Co., Ltd. and the shareholders of Beijing iJoy Information Technology Co., Ltd.

4.43*

English translation of Supplementary Agreement to the Exclusive Consultation and Service Agreement dated July 30, 2013, between Joytone Infotech Co., Ltd and Beijing iJoy Information Technology Co., Ltd.

11.1

Code of Business Conduct and Ethics of Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young Hua Ming LLP, Independent Registered Public Accounting Firm

Exhibit Number	Description of Document

15.2*	Consent of KPMG Huazhen LLP, Independent Registered Public Accounting Firm

15.3*	Consent of Han Kun Law Offices

97*	VNET Group, Inc. Incentive Compensation Recoupment Policy

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed with this Annual Report on Form 20-F.
**	Furnished with Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VNET Group, Inc.

By:	/s/ Sheng Chen
	Name:	Sheng Chen
	Title:	Co-chairperson of Board of Directors

Date: April 26, 2024

VNET GROUP, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
VNET Group, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of VNET Group, Inc. and subsidiaries (the Company) as of December 31, 2022 and 2023, the related consolidated statements of operations, comprehensive loss, shareholders’ equity, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 26, 2024 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of goodwill for a reporting unit

As discussed in Notes 2(o) and 11 to the consolidated financial statements, the Company recognized impairment of goodwill in its full amount of RMB1,364,191 thousand as of December 31, 2023. The Company assesses goodwill for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events. When it is more-likely-than-not that the carrying amount of the reporting unit exceeds its fair value, a quantitative impairment test is required. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The Company estimated the fair value of a reporting unit using income approach.

We identified the valuation of goodwill for a reporting unit as a critical audit matter. Subjective and challenging auditor judgment was required to evaluate the revenue growth rates used in the Company’s estimate of the fair value of the reporting unit. In addition, specialized skills and knowledge were required to evaluate the discount rate used in such estimate.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s determination of forecasted revenue growth rates and discount rate used in the Company’s estimate of the fair value of the reporting unit. We evaluated the Company’s forecasted revenue growth rates by comparing them to the revenue growth rates of comparable companies. We also assessed the Company’s forecasted revenue growth rates by comparing them to historical results and to underlying business strategies. We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the discount rate by comparing it to a discount rate range that was independently developed using publicly available market data for comparable entities.

Valuation of certain long-lived asset groups

As discussed in Notes 2(p), 8, 9 and 16 to the consolidated financial statements, the Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate the carrying value of an asset group may not be recoverable. When such events occur, the Company assesses the recoverability of the asset group by comparing the undiscounted cash flows expected to be generated by the asset groups to their carrying amounts. If the Company identifies an impairment, the Company reduces the carrying amount of the asset group to its estimated fair value based on a discounted cash flow approach and the impairment loss is recognized in the consolidated statements of operations. Impairment loss of RMB506,686 thousand for certain asset groups was recorded for the year ended December 31, 2023.

We identified the valuation of certain long-lived asset groups as a critical audit matter. Subjective and challenging auditor judgement was required to evaluate the revenue growth rates of certain asset groups used to evaluate the undiscounted cash flows. In addition, specialized skills and knowledge were required to evaluate the discount rate used in the estimates of discounted cash flows of certain asset groups.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s determination of the forecasted revenue growth rates and the discount rate used in the Company’s estimate of the fair value of the long-lived asset groups. We evaluated the Company’s forecasted revenue growth rates by comparing them to the revenue growth rates of comparable companies. We also assessed the Company’s forecasted revenue growth rates by comparing them to historical results and to underlying business strategies. We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the discount rate by comparing it to a discount rate range that was independently developed using publicly available market data for comparable entities.

/s/KPMG Huazhen LLP

We have served as the Company’s auditor since 2022.

Beijing, China
April 26, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of VNET Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of operations, comprehensive income, cash flows and shareholders’ equity for the year ended December 31, 2021 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

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

Shanghai, the People’s Republic of China

April 26, 2022

VNET GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

		As of December 31,
	Note	2022	2023
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		2,661,321	2,243,537	315,996
Restricted cash		327,673	2,854,568	402,057
Accounts and notes receivable (net of allowance for doubtful debt of RMB134,569 and RMB188,356 as of December 31, 2022 and 2023, respectively)	5	1,763,693	1,715,975	241,690
Short-term investments	6	—	356,820	50,257
Prepaid expenses and other current assets	7	2,147,500	2,375,341	334,560
Amounts due from related parties	24	152,089	277,237	39,048
Total current assets		7,052,276	9,823,478	1,383,608

Non-current assets:
Property and equipment, net	8	11,964,498	13,024,393	1,834,447
Intangible assets, net	9	1,497,131	1,383,406	194,849
Land use rights, net	10	576,020	602,503	84,861
Operating lease right-of-use assets, net	16	3,503,925	4,012,329	565,125
Goodwill	11	1,364,191	—	—
Restricted cash		500	882	124
Deferred tax assets, net	23	196,098	247,644	34,880
Long-term investments, net	12	242,194	757,949	106,755
Other non-current assets	13	551,572	533,319	75,116
Total non-current assets		19,896,129	20,562,425	2,896,157
Total assets		26,948,405	30,385,903	4,279,765

The accompanying notes are an integral part of these consolidated financial statements

VNET GROUP, INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands)

		As of December 31,
	Note	2022	2023
		RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and notes payable (including amounts of Consolidated VIEs without recourse to the Company of RMB483,030 and RMB493,837 as of December 31, 2022 and 2023, respectively)		713,628	696,177	98,054
Short-term bank borrowings (including amounts of Consolidated VIEs without recourse to the Company of RMB30,000 as of December 31, 2023)	14	—	30,000	4,225
Accrued expenses and other payables (including amounts of Consolidated VIEs without recourse to the Company of RMB1,488,031 and RMB1,616,423 as of December 31, 2022 and 2023, respectively)	15	2,410,479	2,783,102	391,992
Advances from customers (including amounts of Consolidated VIEs without recourse to the Company of RMB1,157,963 and RMB1,605,247 as of December 31, 2022 and 2023, respectively)		1,157,963	1,605,247	226,094
Deferred revenue (including amounts of Consolidated VIEs without recourse to the Company of RMB84,775 and RMB83,546 as of December 31, 2022 and 2023, respectively)		95,078	95,477	13,448
Income taxes payable (including amounts of Consolidated VIEs without recourse to the Company of RMB25,188 and RMB13,531 as of December 31, 2022 and 2023, respectively)		42,017	35,197	4,957
Amounts due to related parties (including amounts of Consolidated VIEs without recourse to the Company of RMB6,928 and RMB356,080 as of December 31, 2022 and 2023, respectively)	24	6,928	356,080	50,153
Current portion of long-term borrowings (including amounts of Consolidated VIEs without recourse to the Company of RMB417,442 and RMB544,803 as of December 31, 2022 and 2023, respectively)	14	484,020	723,325	101,878
Current portion of finance lease liabilities (including amounts of Consolidated VIEs without recourse to the Company of RMB165,221 and RMB97,388 as of December 31, 2022 and 2023, respectively)	16	206,260	115,806	16,311
Current portion of deferred government grants (including amounts of Consolidated VIEs without recourse to the Company of RMB3,646 and RMB8,062 as of December 31, 2022 and 2023, respectively)	20	3,646	8,062	1,136
Current portion of operating lease liabilities (including amounts of Consolidated VIEs without recourse to the Company of RMB655,663 and RMB754,935 as of December 31, 2022 and 2023, respectively)	16	674,288	780,164	109,884
Convertible promissory notes	19	537,778	4,208,495	592,754
Total current liabilities		6,332,085	11,437,132	1,610,886

The accompanying notes are an integral part of these consolidated financial statements

VNET GROUP, INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands)

		As of December 31,
	Note	2022	2023
		RMB	RMB	US$
Non-current liabilities:
Long-term borrowings (including amounts of Consolidated VIEs without recourse to the Company of RMB1,861,545 and RMB2,464,811 as of December 31, 2022 and 2023, respectively)	14	3,049,856	5,113,521	720,224
Convertible promissory notes	19	5,859,259	1,769,946	249,292
Derivative liability	19	—	188,706	26,579
Non-current portion of finance lease liabilities (including amounts of Consolidated VIEs without recourse to the Company of RMB615,309 and RMB720,954 as of December 31, 2022 and 2023, respectively)	16	1,047,640	1,159,525	163,316
Unrecognized tax benefits (including amounts of Consolidated VIEs without recourse to the Company of RMB86,799 and RMB98,082 as of December 31, 2022 and 2023, respectively)	23	87,174	98,457	13,867
Deferred tax liabilities (including amounts of Consolidated VIEs without recourse to the Company of RMB149,475 and RMB139,174 as of December 31, 2022 and 2023, respectively)	23	682,580	688,362	96,954
Deferred government grants (including amounts of Consolidated VIEs without recourse to the Company of RMB2,726 and RMB11,862 as of December 31, 2022 and 2023, respectively)	20	2,672	145,112	20,439
Non-current portion of operating lease liabilities (including amounts of Consolidated VIEs without resource to the Company of RMB2,872,323 and RMB3,230,506 as of December 31, 2022 and 2023, respectively)	16	2,905,283	3,270,759	460,677
Total non-current liabilities		13,634,464	12,434,388	1,751,348
Total liabilities		19,966,549	23,871,520	3,362,234
Commitments and contingencies	29

The accompanying notes are an integral part of these consolidated financial statements

VNET GROUP, INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands, except for share and per share data)

		As of December 31,
	Note	2022	2023
		RMB	RMB	US$
Shareholders’ equity:
Class A ordinary shares (par value of US$0.00001 per share; 1,199,490,000 and 2,698,935,000 shares authorized; 859,932,323 and 1,513,609,283 shares issued and outstanding as of December 31, 2022 and 2023, respectively)	27	56	103	14
Class B ordinary shares (par value of US$0.00001 per share; 300,000,000 shares authorized; 30,721,723 shares issued and outstanding as of December 31, 2022 and 2023)	27	4	4	1
Class C ordinary Shares (par value of US$0.00001 per share; 60,000 shares authorized; 60,000 shares issued and outstanding as of December 31, 2022 and 2023)	27	—	—	—
Additional paid-in capital		15,239,926	17,291,312	2,435,430
Accumulated other comprehensive income (loss)		11,022	(14,343)	(2,020)
Statutory reserves		77,996	80,615	11,354
Accumulated deficit		(8,369,868)	(11,016,323)	(1,551,617)
Treasury stock		(349,523)	(326,953)	(46,050)
Total VNET Group, Inc. shareholders’ equity		6,609,613	6,014,415	847,112
Noncontrolling interest		372,243	499,968	70,419
Total shareholders’ equity		6,981,856	6,514,383	917,531
Total liabilities and shareholders’ equity		26,948,405	30,385,903	4,279,765

The accompanying notes are an integral part of these consolidated financial statements

VNET GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data)

		For the years ended December 31,
	Note	2021	2022	2023
		RMB	RMB	RMB	US$
Net revenues
Hosting and related services		6,189,801	7,065,232	7,412,930	1,044,089

Cost of revenues
Hosting and related services		(4,751,771)	(5,706,976)	(6,120,445)	(862,047)
Gross profit		1,438,030	1,358,256	1,292,485	182,042

Operating income (expenses)
Operating income		—	60,013	106,273	14,968
Sales and marketing expenses		(255,400)	(311,917)	(266,207)	(37,494)
Research and development expenses		(188,489)	(306,842)	(322,220)	(45,384)
General and administrative expenses		(842,354)	(642,945)	(541,850)	(76,318)
Allowance for doubtful debt		(18,399)	(35,409)	(368,505)	(51,903)
Impairment of loan receivable to potential investee		(2,807)	—	—	—
Impairment of long-lived assets		(109,267)	—	(506,686)	(71,365)
Impairment of goodwill	11	—	—	(1,364,191)	(192,142)
Total operating expenses		(1,416,716)	(1,237,100)	(3,263,386)	(459,638)

Operating profit (loss)		21,314	121,156	(1,970,901)	(277,596)

Interest income		31,897	31,574	41,802	5,888
Interest expense		(334,950)	(273,305)	(312,172)	(43,969)
Other income		33,923	17,328	27,344	3,851
Other expenses		(22,700)	(26,599)	(16,086)	(2,266)
Changes in the fair value of financial liabilities		829,149	22,626	(165,930)	(23,371)
Impairment of long-term investments		(3,495)	—	(11,166)	(1,573)
Foreign exchange gain (loss), net		110,036	(523,235)	(78,965)	(11,122)

Income (loss) before income taxes and (loss) gain from equity method investments		665,174	(630,455)	(2,486,074)	(350,158)

Income tax expenses	23	(111,407)	(133,464)	(114,374)	(16,109)
(Loss) gain from equity method investments		(38,666)	1,925	3,279	462

Net income (loss)		515,101	(761,994)	(2,597,169)	(365,805)

Net income attributable to noncontrolling interest		(15,003)	(13,958)	(46,667)	(6,573)

Net income (loss) attributable to VNET Group, Inc.		500,098	(775,952)	(2,643,836)	(372,378)
Earning (loss) per share:
Basic	26	0.57	(0.87)	(2.93)	(0.41)
Diluted	26	(0.36)	(0.87)	(2.93)	(0.41)

Shares used in earning (loss) per share computation:
Basic	26	865,352,554	886,817,620	901,143,138	901,143,138
Diluted	26	911,591,433	886,817,620	901,143,138	901,143,138

The accompanying notes are an integral part of these consolidated financial statement

VNET GROUP, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands)

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Net income (loss)	515,101	(761,994)	(2,597,169)	(365,805)
Other comprehensive (loss) income, net of tax of nil
Foreign currency translation adjustments, net of tax of nil	(34,908)	101,465	(25,365)	(3,573)
Other comprehensive (loss) income, net of tax of nil	(34,908)	101,465	(25,365)	(3,573)
Comprehensive income (loss)	480,193	(660,529)	(2,622,534)	(369,378)
Comprehensive income attributable to noncontrolling interest	(15,003)	(13,958)	(46,667)	(6,573)
Comprehensive income (loss) attributable to VNET Group, Inc.	465,190	(674,487)	(2,669,201)	(375,951)

The accompanying notes are an integral part of these consolidated financial statements

VNET GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	515,101	(761,994)	(2,597,169)	(365,805)
Adjustments to reconcile net income (loss) to net cash generated from operating activities:
Foreign exchange (gain) loss, net	(110,036)	523,235	78,965	11,122
Depreciation and amortization	1,267,578	1,595,942	1,807,339	254,559
Loss on disposal of property and equipment and intangible assets	6,339	15,592	3,198	450
Allowance for doubtful debt	18,399	50,409	368,505	51,903
Share-based compensation expense	320,010	118,170	35,296	4,971
Impairment of loan receivable to potential investee	2,807	—	—	—
Deferred income tax expenses (benefits)	325	17,887	(43,152)	(6,078)
Loss (gain) from equity method investments	38,666	(1,925)	(3,279)	(462)
Distribution received from an equity method investment	—	15,232	—	—
Gain from disposal of subsidiaries	(17,153)	(1,388)	(495)	(70)
Impairment of long-lived assets	109,267	—	506,686	71,365
Impairment of goodwill	—	—	1,364,191	192,142
Impairment of long-term investments	3,495	—	11,166	1,573
Lease expense	557,865	508,818	433,121	61,004
Changes in the fair value of financial liabilities	(829,149)	(22,626)	165,930	23,371
Changes in operating assets and liabilities, net of effects of acquisitions and disposals:
Accounts and notes receivable	(533,323)	(381,194)	(5,766)	(812)
Prepaid expenses and other current assets	73,639	621,973	(365,762)	(51,517)
Amounts due from related parties	(17,502)	(6,997)	(2,886)	(406)
Accounts and notes payables	195,728	220,129	(24,430)	(3,441)
Unrecognized tax benefits	8,877	9,601	11,283	1,589
Accrued expenses and other payables	315,989	226,893	200,059	28,180
Deferred revenue	(7,550)	39,383	399	56
Advances from customers	307	116,061	447,284	62,999
Income taxes payable	14,742	(1,753)	(6,820)	(961)
Deferred government grants	93	5,000	155,333	21,878
Amounts due to related parties	7,431	(992)	6,131	864
Operating lease liabilities	(554,023)	(465,242)	(481,647)	(67,839)
Net cash generated from operating activities	1,387,922	2,440,214	2,063,480	290,635

The accompanying notes are an integral part of these consolidated financial statements

VNET GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands)

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(2,691,928)	(2,995,608)	(2,967,447)	(417,956)
Purchases of intangible assets	(42,285)	(57,295)	(50,906)	(7,170)
Purchases of land use rights	(91,744)	(47,704)	(42,275)	(5,954)
Proceeds from disposal of property and equipment	10,220	6,132	31,703	4,465
Proceeds from disposal of subsidiaries, net	—	300	12,704	1,790
Payments for short-term investments	(64,605)	—	(503,276)	(70,885)
Payment of loans to third parties	(16,474)	(217,586)	(1,600)	(225)
Payment of loans to related parties	(75,872)	(500)	(115,048)	(16,205)
Receipt of loans to third parties	17,010	5,000	93,996	13,239
Receipt of loans to a related party	—	—	9,800	1,380
Proceeds received from maturity of short-term investments	347,520	—	144,516	20,355
Proceeds from disposal of long-term investments	120	—	—	—
Payments for long-term investments	(5,000)	(213,000)	(517,278)	(72,857)
Prepayments and deposits for acquisition of data center	(679,941)	(36,000)	—	—
Collection of deposit for acquisition of data center	30,000	—	—	—
Payments for acquisitions, net of cash acquired	(509,634)	(2,991)	2	—
Net cash used in investing activities	(3,772,613)	(3,559,252)	(3,905,109)	(550,023)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of stock options	472	—	—	—
Proceeds from issuance of ordinary shares (Note 27)	(131)	—	2,122,123	298,895
Payment of issuance costs of ordinary shares	—	—	(1,880)	(265)
Proceeds from issuance of 2027 Convertible Notes, net of issuance cost	—	1,592,627	—	—
Repurchase of 2025 Convertible Notes (Note 19)	—	—	(529,175)	(74,533)
Proceeds from issuance of 2026 Convertible Notes, net of issuance cost	3,790,396	—	—	—
Proceeds from long-term bank borrowings	1,628,438	1,099,893	1,813,927	255,486
Proceeds from short-term bank borrowings	—	—	30,000	4,225
Proceeds from other long-term borrowings	220,000	282,000	1,020,008	143,665
Repayments of long-term bank borrowings	(179,455)	(238,305)	(292,625)	(41,215)
Repayments of short-term bank borrowings	(34,000)	—	—	—
Repayments and deposits for other long-term borrowings	(175,123)	(207,089)	(268,124)	(37,764)
Payments for purchase of property and equipment through finance leases	(579,660)	(231,046)	(210,902)	(29,705)
Proceeds from loan from a related party (Note 24)	—	—	350,000	49,296
Repayment of loans from third parties	(66,884)	—	(78,000)	(10,986)
Contribution from noncontrolling interest in subsidiaries	11,223	—	—	—
Payments for acquisition of noncontrolling interest	—	—	(10,122)	(1,426)
Payments for share repurchase and cancellation	(1,701,807)	—	—	—
Refund of prepayment for share repurchase plan	—	—	7,317	1,031
Repayment of notes payable	(1,945,620)	—	—	—
Profit distribution to noncontrolling interest	(272)	—	(11,413)	(1,607)
Net cash generated from financing activities	967,577	2,298,080	3,941,134	555,097
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	9,150	101,979	9,988	1,407
Net (decrease) increase in cash and cash equivalents and restricted cash	(1,407,964)	1,281,021	2,109,493	297,116
Cash and cash equivalents and restricted cash at beginning of year	3,116,437	1,708,473	2,989,494	421,061
Cash and cash equivalents and restricted cash at end of year	1,708,473	2,989,494	5,098,987	718,177

Reconciliation of cash and cash equivalents and restricted cash to the consolidated balance sheets
Cash and cash equivalents	1,372,481	2,661,321	2,243,537	315,996
Restricted cash-current	327,767	327,673	2,854,568	402,057
Restricted cash-non-current	8,225	500	882	124
Total cash and cash equivalents and restricted cash	1,708,473	2,989,494	5,098,987	718,177

The accompanying notes are an integral part of these consolidated financial statements

VNET GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands)

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Supplemental disclosures of cash flow information:
Income taxes paid	(82,995)	(159,784)	(145,605)	(20,508)
Interest paid	(259,765)	(222,411)	(251,066)	(35,362)
Interest received	30,121	31,758	41,814	5,889

Supplemental disclosures of non-cash activities:
Right-of-use assets obtained in exchange for new operating lease liabilities	2,080,748	944,148	952,999	134,227
Purchase of property and equipment through finance leases	284,007	144,455	265,974	37,462
Purchase of property and equipment included in accrued expenses and other payables	321,140	457,282	270,909	38,157
Purchase of intangible assets included in accrued expenses and other payables	3,910	4,768	3,497	493
Payables for issuance cost of ordinary shares included in accrued expenses and other payables	—	—	35,840	5,048
Asset acquistion settled with equity interests of a subsidiary (Note 4)	—	—	116,996	16,479
Consideration payable for acquisition of noncontrolling interest included in accrued expenses and other payables	—	—	47,549	6,697

The accompanying notes are an integral part of these consolidated financial statements

VNET GROUP, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)

(Amounts in thousands, except for share data)

						Series A				Total
						perpetual	Accumulated			VNET
		Number of			Additional	convertible	other			Group, Inc.		Total
		ordinary	Treasury	Ordinary	paid-in	preferred	comprehensive	Statutory	Accumulated	shareholders’	Noncontrolling	shareholders’
	Notes	shares	Stock	shares	capital	shareholders	loss	reserves	deficit	equity	interest	equity
Balance as of January 1, 2021		817,959,713	(349,523)	56	13,083,119	1,047,468	(55,535)	74,462	(7,235,113)	6,564,934	332,546	6,897,480
Consolidated net income		—	—	—	—	—	—	—	500,098	500,098	15,003	515,101
Contribution by noncontrolling interest		—	—	—	—	—	—	—	—	—	11,223	11,223
Conversion of perpetual convertible preferred shares and cumulative dividend		54,507,816	—	3	1,076,208	(1,047,468)	(106)	—	(28,637)	—	—	—
Foreign exchange difference		—	—	—	—	—	(22,773)	—	—	(22,773)	—	(22,773)
Conversion of convertible promissory notes		42,401,010	—	3	1,639,803	—	—	—	—	1,639,806	—	1,639,806
Shares repurchase		(48,634,493)	—	(3)	(866,400)	—	(12,029)	—	(826,458)	(1,704,890)	—	(1,704,890)
Share-based compensation	22	—	—	—	264,854	—	—	—	—	264,854	—	264,854
Issuance of new shares for share option exercise and restricted share units vested	27	16,680,000	—	1	(1)	—	—	—	—	—	—	—
Share issued to depositary bank		7,800,000	—	—	—	—	—	—	—	—	—	—
Appropriation of dividend		—	—	—	—	—	—	—	(272)	(272)	—	(272)
Share options exercised	22	86,862	—	—	472	—	—	—	—	472	—	472
Restricted share units vested		5,929,122	—	—	—	—	—	—	—	—	—	—
Settlement of share options and restricted share units with shares held by depository bank		(6,015,984)	—	—	—	—	—	—	—	—	—	—
Balance as of December 31, 2021		890,714,046	(349,523)	60	15,198,055	—	(90,443)	74,462	(7,590,382)	7,242,229	358,772	7,601,001

The accompanying notes are an integral part of these consolidated financial statement

VNET GROUP, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)

(Amounts in thousands, except for share data)

									Total
						Accumulated			VNET
		Number of			Additional	other			Group, Inc.		Total
		ordinary	Treasury	Ordinary	paid-in	comprehensive	Statutory	Accumulated	shareholders’	Noncontrolling	shareholders’
	Notes	shares	Stock	shares	capital	(loss) income	reserves	deficit	equity	interest	equity
Balance as of January 1, 2022		890,714,046	(349,523)	60	15,198,055	(90,443)	74,462	(7,590,382)	7,242,229	358,772	7,601,001
Consolidated net loss		—	—	—	—	—	—	(775,952)	(775,952)	13,958	(761,994)
Disposal of noncontrolling interest		—	—	—	—	—	—	—	—	(487)	(487)
Share-based compensation	22	—	—	—	41,871	—	—	—	41,871	—	41,871
Appropriation of statutory reserves		—	—	—	—	—	3,534	(3,534)	—	—	—
Share options exercised	22	2,802	—	—	—	—	—	—	—	—	—
Restricted share units vested		5,666,844	—	—	—	—	—	—	—	—	—
Settlement of share options and restricted share units with shares held by depository bank		(5,669,646)	—	—	—	—	—	—	—	—	—
Foreign exchange difference		—	—	—	—	101,465	—	—	101,465	—	101,465
Balance as of December 31, 2022		890,714,046	(349,523)	60	15,239,926	11,022	77,996	(8,369,868)	6,609,613	372,243	6,981,856

The accompanying notes are an integral part of these consolidated financial statements

VNET GROUP, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)

(Amounts in thousands, except for share data)

									Total
						Accumulated			VNET
		Number of			Additional	other			Group, Inc.		Total
		ordinary	Treasury	Ordinary	paid-in	comprehensive	Statutory	Accumulated	shareholders’	Noncontrolling	shareholders’
	Notes	shares	Stock	shares	capital	income (loss)	reserves	deficit	equity	interest	equity
Balance as of January 1, 2023		890,714,046	(349,523)	60	15,239,926	11,022	77,996	(8,369,868)	6,609,613	372,243	6,981,856
Consolidated net loss		—	—	—	—	—	—	(2,643,836)	(2,643,836)	46,667	(2,597,169)
Issuance of ordinary shares, net of issurance cost	27	650,424,192	—	47	2,084,356	—	—	—	2,084,403	—	2,084,403
Contribution by noncontrolling interest	4	—	—	—	—	—	—	—	—	116,996	116,996
Acquistion of noncontrolling interest		—	—	—	(27,200)	—	—	—	(27,200)	(30,471)	(57,671)
Appropriation of dividend		—	—	—	—	—	—	—	—	(5,467)	(5,467)
Share-based compensation	22	—	—	—	16,800	—	—	—	16,800	—	16,800
Appropriation of statutory reserves		—	—	—	—	—	2,619	(2,619)	—	—	—
Reissuance of treasury stock for share option exercise and restricted share units vested	27	3,252,768	22,570	—	(22,570)	—	—	—	—	—	—
Restricted share units vested		3,043,692	—	—	—	—	—	—	—	—	—
Settlement of restricted share units by reissuance of treasury stock		(3,043,692)	—	—	—	—	—	—	—	—	—
Foreign exchange difference		—	—	—	—	(25,365)	—	—	(25,365)	—	(25,365)
Balance as of December 31, 2023		1,544,391,006	(326,953)	107	17,291,312	(14,343)	80,615	(11,016,323)	6,014,415	499,968	6,514,383
Balance as of December 31, 2023 US$		1,544,391,006	(46,050)	15	2,435,430	(2,020)	11,354	(1,551,617)	847,112	70,419	917,531

The accompanying notes are an integral part of these consolidated financial statements

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, unless otherwise stated)

1.    ORGANIZATION

VNET Group, Inc. (the “Company”) was incorporated under the laws of the Cayman Islands on October 16, 2009. The Company, together with its consolidated subsidiaries and variable interest entities (“VIEs”) are principally engaged in the provision of data center hosting and related services. Where appropriate, the term “Company” also refers to the Company itself and its consolidated subsidiaries and VIEs as a whole.

(a)	As of December 31, 2023, the principal consolidated subsidiaries and VIEs of the Company are as follows:

Entity	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct ownership by the Company	Principal activities

Subsidiaries:
VNET Group Limited (“VNET HK”)	May 25, 2007	Hong Kong	100%	Investment holding
VNET Data Center Co., Ltd. (“VNET China”) (1)	June 12, 2000	PRC	100%	Provision of technical and consultation services and rental of long-lived assets
VNET (Foshan) Technology Co., Ltd. (“FS Technology”) (1)	December 20, 2011	PRC	100%	Trading of network equipment, provision of technical and internet data center services
VNET Anhui Suzhou Technology Co., Ltd. (“SZ Technology”) (1)	November 16, 2011	PRC	100%	Trading of network equipment
VNET Hangzhou Information Technology Co., Ltd. (“HZ Technology”) (1)	March 4, 2013	PRC	100%	Provision of internet data center services
VNET Mobile Limited (“VNET Mobile”)	April 30, 2013	Hong Kong	100%	Investment holding and provision of telecommunication services
WiFire Group Inc. (“WiFire Group”)	March 7, 2014	British Virgin Islands	100%	Investment holding
Joytone Infotech Co., Ltd. (“SZ Zhuoaiyi”) (1)	April 30, 2013	PRC	100%	Provision of technical and consultation services
VNET Ventures Limited (“Ventures”)	March 6, 2014	Hong Kong	100%	Investment holding
Abitcool (China) Broadband Inc. (“aBitCool DG”) (1)	June 13, 2014	PRC	100%	Dormant company
Diyixian.com Limited (“DYX”)	August 10, 2014	Hong Kong	100%	Provision of virtual private network services
VNET Zhuhai Financial Leasing Co., Ltd. (“Zhuhai Financial Leasing”) (1)	April 9, 2015	PRC	100%	Provision of finance leasing business services
VNET DRP Investment Holdings Limited (“DRP investment”)	January 13, 2017	Hong Kong	100%	Investment holding
Shihua DC Investment Holdings Limited (“Shihua Investment”)	March 14, 2017	Cayman Islands	51%	Investment holding
VNET (Xi’an) Technology Co., Ltd. (“Xi’an Tech”) (1)	July 5, 2012	PRC	51%	Provision of technical and internet data center services
Foshan Zhuoyi Intelligence Data Co., Ltd. (“FS Zhuoyi”) (1)	July 7, 2016	PRC	51%	Provision of internet data center services
Beijing Hongyuan Network Technology Co., Ltd. (“BJ Hongyuan”) (1)	December 8, 2014	PRC	51%	Provision of internet data center services
Dermot Holdings Limited (“Dermot BVI”)	August 10, 2014	British Virgin Islands	100%	Investment holding
VNET Technology Development (Suzhou) Co., Ltd.(“Suzhou Technology”)	March 13, 2019	PRC	100%	Provision of internet data center services
Huailai hulianyun Technology Co., Ltd.(“Huailai hulianyun”)	June 26, 2019	PRC	100%	Provision of internet data center services
Shihua DC Investment Holdings 2 Limited (“Shihua Holdings 2”)	August 20, 2019	Cayman Islands	100%	Investment holding
Shanghai Waigaoqiao Free Trade Zone Gaogang Technology Co., Ltd. (“Waigaoqiao Technology”) (1)/(4)	August 20, 2019	PRC	100%	Provision of internet data center services
Tongyun Internet (Beijing) Cloud Computing Technology Co., Ltd.(“Tongyun BJ”)	January 19, 2020	PRC	100%	Provision of internet data center services
Shanghai Edge Connect Technology Co., Ltd. (“SH Edge Connect”) (1)	November 3, 2020	PRC	100%	Provision of technical and internet data center services
Beijing Jianghe Cloud Technology Co., Ltd. (“BJ JHC”) (1)	November 17, 2020	PRC	100%	Provision of internet data center services
Beijing Shuntou Green Energy Data Technology Co., Ltd. (“BJ ST”) (1)	November 17, 2020	PRC	100%	Provision of internet data center services
Jiwa Senlin (Beijing) Engineering Co., Ltd.(“Jiwa Engineering BJ”) (1)	April 8, 2021	PRC	100%	Provision of internet data center services
Beijing TenxCloud Technology Co., Ltd. (“BJ TenxCloud”) (1)/(3)	July 15, 2021	PRC	100%	Provision of digitalization solution services
Zhongke Zijing Technology Co., Ltd. (“Zhongke Zijing”) (1)/(14)	August 16, 2021	PRC	100%	Provision of technical and consultation services
Gu’an Junhui Network Technology Co., Ltd. (“Gu’an Junhui”) (1)/(4)	August 16, 2021	PRC	100%	Provision of internet data center services
Beijing Jianghe Shuzhi Technology Co., Ltd.(“BJ Jianghe Shuzhi”) (1)/(7)	August 1, 2022	PRC	100%	Provision of internet data center services
Jianghe Chuangke (Beijing) Technology Co., Ltd.(“Jianghe Chuangke”)(1)/(7)	August 1, 2022	PRC	100%	Provision of internet data center services
Beijing Jianghe Cloud Industrial Internet Technology Co., Ltd.(“Jianghe Industrial”)(1)/(7)	August 1, 2022	PRC	100%	Provision of internet data center services
Beijing Xunneng Digital Industry Empowerment Center Co., Ltd.(“BJ Xunneng”)(1)/(7)	August 1, 2022	PRC	100%	Provision of internet data center services

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, unless otherwise stated)

1.    ORGANIZATION (CONTINUED)

Entity	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct ownership by the Company	Principal activities

Variable Interest Entities (the “VIEs”):
Beijing Yiyun Network Technology Co., Ltd. (“VNET Technology”) (2)	October 22, 2002	PRC	—	Provision of internet data center services
Beijing iJoy Information Technology Co., Ltd. (“BJ iJoy”) (2)	April 30, 2013	PRC	—	Provision of internet data center, content delivery network services
WiFire Network Technology (Beijing) Co., Ltd. (“WiFire Network”) (2)	April 1, 2014	PRC	—	Provision of telecommunication services
Shanghai Zhiyan Yunwei Technology Co., Ltd. (“SH Zhiyan”) (2)	December 12, 2020	PRC	—	Provision of telecommunication services

Held directly by VNET Technology:
Beijing VNET Broad Band Data Center Co., Ltd. (“VNET Beijing”) (2)	March 15, 2006	PRC	—	Provision of internet data center services
Shanghai Shilian Technology Co., Ltd. (“SH Shilian”)	October 22, 2012	PRC	—	Provision of internet data center services
Beijing VNET Technology Co., Ltd.(“VNET BJ”)	April 1, 2021	PRC	—	Provision of internet data center services

Held directly by VNET Beijing:
VNET (Xi’an) Information Outsourcing Industry Park Services Co., Ltd. (“Xi’an Sub”) (2)	June 23, 2008	PRC	—	Provision of internet data center services
Langfang Xunchi Computer Data Processing Co., Ltd. (“LF Xunchi”) (2)	December 19, 2011	PRC	—	Dormant company
Beijing Yilong Xinda Technology Co., Ltd. (“Yilong Xinda”) (2)	February 28, 2013	PRC	—	Provision of internet data center services
Beijing Yichengtaihe Investment Co., Ltd. (“BJ Yichengtaihe”) (2)	September 30, 2014	PRC	—	Provision of internet data center services
Guangzhou Lianyun Big Data Co., Ltd. (“GZ Lianyun”) (2)	April 14, 2016	PRC	—	Provision of internet data center services
Beijing Xianghu Yunlian Technology Co., Ltd. (“Xianghu Yunlian”) (2)	November 7, 2018	PRC	—	Provision of internet data center services
Shanghai Hujiang Songlian Technology Co., Ltd.(“Hujiang Songlian”) (2)	December 17, 2018	PRC	—	Provision of internet data center services
Beijing Shuhai Hulian Technology Co., Ltd. (“BJ Shuhai”) (2)	January 2, 2019	PRC	—	Provision of internet data center services
Nantong Chenghong Cloud Computing Co., Ltd. (“NT Chenghong”) (2)	December 24, 2019	PRC	—	Provision of internet data center services

Held directly by SH Shilian:
Shanghai Shuzhong Investment Management Co., Ltd. (“SH Shuzhong”) (2)	June 30, 2020	PRC	—	Provision of internet data center services
Sanhe Shulifang Information Technology Co., Ltd. (“Shulifang”) (2)	July 21, 2020	PRC	—	Provision of internet data center services
Langfang Huahai Internet Technology Co., Ltd. (“LF Huahai”) (2)	September 11, 2020	PRC	—	Provision of internet data center services
Shanghai Hesheng Data System Co., Ltd. (“SH Hesheng”) (2)/(5)	November 11, 2021	PRC	—	Provision of internet data center services
Hebei Ketai Internet Technology Co., Ltd.(“HB Ketai”)	September 26, 2022	PRC	—	Provision of internet data center services

Held directly by VNET BJ:
WLCB Century Cloud Data Technology Co., Ltd.(“WLCB Century Cloud”)	April 1, 2021	PRC	—	Provision of internet data center services

Held directly by SH Zhiyan:
Shanghai Blue Cloud Technology Co., Ltd. (“SH Blue Cloud”) (2)	March 21, 2013	PRC	—	Provision of Office 365 and Windows Azure platform services
Shanghai Edge Blue Cloud Network Technology Co., Ltd. (“SH Edge Network”) (2)/(6)	January 7, 2021	PRC	—	Provision of internet data center services

Held directly by DYX and LF Xunchi:
Shenzhen Diyixian Telecommunication Co., Ltd. (“SZ DYX”) (1)	August 10, 2014	PRC	20%	Provision of virtual private network services
(1)	Collectively, the “PRC Subsidiaries”.
(2)	Collectively, the “Consolidated VIEs”.
(3)	On July 15, 2021, the Company through its subsidiary, Shenzhen Cloud Native Technology Co., Ltd. (“SZ Cloud Native”), acquired 100% equity interest of BJ TenxCloud.
(4)	On August 16, 2021, the Company through its subsidiary, Jiwa Engineering BJ, acquired 100% equity interest of Zhongke Zijing and Gu’an Junhui.
(5)	On November 11, 2021, the Company through its subsidiary, SH Shilian, acquired 100% equity interest of SH Hesheng.
(6)	On January 7, 2021, the Company, through SH Zhiyan, established SH Edge Network for internet data center services.
(7)	On August 1, 2022, the Company through its subsidiary, VNET Saturn and YF WFOE, acquired 100% equity interest of BJ Jianghe Shuzhi, Jianghe Chuangke, Jianghe Industrial and BJ Xunneng (Note 4).

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, unless otherwise stated)

1.    ORGANIZATION (CONTINUED)

(b)	PRC laws and regulations prohibit foreign ownership of internet and telecommunications-related businesses. To comply with these foreign ownership restrictions, the Company conducts its businesses in the PRC through its VIEs using contractual agreements (the “VIE Agreements”). The Company controls four significant VIEs, namely VNET Technology, BJ iJoy, WiFire Network and SH Zhiyan as of December 31, 2023. The key terms of the VIE Agreements in relation to BJ iJoy, WiFire Network and SH Zhiyan are substantially similar to VNET Technology, except for the terms separately disclosed as below.

The equity interests of VNET Technology are legally held by certain PRC individuals, including Mr. Sheng Chen, the Executive Chairman of Board of Directors of the Company and Zhang Jun (collectively the “Nominee Shareholders”). The following is a summary of the key terms of the VIE Agreements of VNET Technology:

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

(Amounts in thousands, unless otherwise stated)

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

(Amounts in thousands, unless otherwise stated)

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

However, the interpretation and application of current PRC laws and regulations are evolving and new laws and regulations may become effective from time to time in the future. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Company and its contractual arrangements with the VIEs are found to be in violation of any existing or future PRC laws and regulations, the Company may be required to restructure its ownership structure and operations in the PRC to comply with the changing and new PRC laws and regulations. To the extent that changes and new PRC laws and regulations prohibit the Company’s VIE arrangements from complying with the principles of consolidation, the Company would have to deconsolidate the financial position and results of operations of its VIEs. In the opinion of management, the likelihood of loss of control in respect of the Company’s current ownership structure or the contractual arrangements with the VIEs is remote based on current facts and circumstances.

(c)	VIE disclosures

Except for certain property with carrying amounts of RMB619,738 that were pledged to secure borrowings granted to the Company, there were no pledges or collateralization of the Consolidated VIEs’ assets as of December 31, 2023. Creditors of the Consolidated VIEs have no recourse to the general credit of the primary beneficiaries of the Consolidated VIEs, and such amounts have been parenthetically presented on the face of the consolidated balance sheets. The Consolidated VIEs operate the data centers and own facilities including data center buildings, leasehold improvements, fiber optic cables, computers and network equipment, which are recognized in the Company’s consolidated financial statements. They also hold certain value-added technology licenses, registered copyrights, trademarks and registered domain names, including the official website, which are also considered as revenue-producing assets. However, none of such assets was recorded on the Company’s consolidated balance sheets as such assets were all acquired or internally developed with insignificant cost and expensed as incurred. In addition, the Company also hires data center operation and marketing workforce for its daily operations and such costs are expensed when incurred. The Company has not provided any financial or other support that it was not previously contractually required to provide to the Consolidated VIEs during the periods presented.

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, unless otherwise stated)

1.    ORGANIZATION (CONTINUED)

The following tables represent the financial information of the Consolidated VIEs as of December 31, 2022 and 2023 and for the years ended December 31, 2021, 2022 and 2023 before eliminating the intercompany balances and transactions between the Consolidated VIEs and other entities within the Company:

	As of December 31,
	2022	2023
	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	1,428,768	923,692
Restricted cash	301,825	434,421
Accounts receivable (net of allowance for doubtful debt of RMB100,797 and RMB161,837 as of December 31, 2022 and 2023 respectively)	1,400,546	1,412,456
Prepaid expenses and other current assets	1,976,164	2,081,948
Amounts due from related parties	13,942	58,823
Total current assets	5,121,245	4,911,340
Non-current assets:
Property and equipment, net	7,495,362	7,398,768
Intangible assets, net	475,652	453,606
Land use rights, net	44,233	56,971
Operating lease right-of-use assets, net	3,452,533	3,948,272
Goodwill	332,645	—
Restricted cash	—	382
Deferred tax assets, net	153,676	208,266
Other non-current assets	165,570	148,383
Long-term investments, net	82,744	168,377
Total non-current assets	12,202,415	12,383,025
Total assets	17,323,660	17,294,365
Current liabilities:
Short-term bank borrowings	—	30,000
Accounts and notes payable	483,030	493,837
Accrued expenses and other payables	1,488,031	1,616,423
Advances from customers	1,157,963	1,605,247
Deferred revenue	84,775	83,546
Income taxes payable	25,188	13,531
Amounts due to inter-companies, net (1)	6,071,651	4,736,035
Amounts due to related parties	6,928	356,080
Current portion of finance lease liabilities	165,221	97,388
Current portion of long-term borrowings	417,442	544,803
Current portion of deferred government grants	3,646	8,062
Current portion of operating lease liabilities	655,663	754,935
Total current liabilities	10,559,538	10,339,887

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, unless otherwise stated)

1.    ORGANIZATION (CONTINUED)

	As of December 31,
	2022	2023
	RMB	RMB
Non-current liabilities:
Amounts due to inter-companies, net (1)	1,020,972	1,020,972
Long-term borrowings	1,861,545	2,464,811
Non-current portion of finance lease liabilities	615,309	720,954
Unrecognized tax benefits	86,799	98,082
Deferred tax liabilities	149,475	139,174
Deferred government grants	2,726	11,862
Non-current portion of operating lease liabilities	2,872,323	3,230,506
Total non-current liabilities	6,609,149	7,686,361
Total liabilities	17,168,687	18,026,248

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Net revenues	5,145,110	5,944,519	6,418,125
Net income (loss)	92,594	(66,764)	(999,101)

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Net cash generated from operating activities	866,712	1,351,179	1,418,796
Net cash used in investing activities	(2,695,707)	(1,849,339)	(1,431,085)
Net cash generated from (used in) financing activities	1,788,528	1,243,495	(359,809)
Net (decrease) increase in cash and cash equivalents and restricted cash	(40,467)	745,335	(372,098)
(1)	Amounts due to inter-companies consist of intercompany payables to the other companies within the Company for the purchase of telecommunication resources and property and equipment on behalf of the Consolidated VIEs.

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, unless otherwise stated)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)   Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) assuming the Company will continue as a going concern.

The Company has incurred losses since its inception. As of December 31, 2023, the Company had an accumulated deficit of RMB11.0 billion and in a net current liability position in an amount of RMB1.6 billion. Absent any other action, the Company likely will require additional liquidity to continue its operations over the next 12 months.

With the Company’s unused loan facilities with banks and financial institutions, strategy to obtain financing from the issuance of equity shares, bonds and convertible notes, and control of operating expenses and capital expenditure where necessary, management has determined that the Company has the ability to manage the liquidity needs to enable continuation of operations for the foreseeable future.

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

(c)   Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant estimates and assumptions reflected in the Company’s financial statements include, but are not limited to, determining the valuation allowance for deferred tax assets, the fair value of convertible promissory notes and derivative liability, the fair value of assets acquired and liabilities assumed in acquisitions, the recoverability of long-lived assets, the fair values of asset groups, the fair value of a reporting unit, the estimated useful lives of property and equipment, and intangible assets, and incremental borrowing rate of leases. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

The Company regularly assesses the estimated useful lives of its property and equipment, and intangible assets. In January 2024, the Company, with the assistance of an external appraisal firm, completed an assessment of the useful lives of certain data center property and equipment and revised the estimated useful lives from a range of 2 to 10 years, to 3 to 15 years, based on an analysis of the property and equipment’s current use, historical age patterns, and industry trends and practices. This change in estimated useful lives will be accounted for as a change in accounting estimate, prospectively beginning in fiscal year 2024. Based on the carrying amounts of relevant data center property and equipment as of December 31, 2023, the Company expected the effect of this change in estimate to be a reduction in depreciation expense of approximately RMB409 million for the year ending December 31, 2024.

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

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, unless otherwise stated)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d)   Foreign currency (continued)

The Company uses the average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in other comprehensive (loss) income within the statements of comprehensive income (loss).

(e)   Convenience translation

Translations of consolidated balance sheets, consolidated statements of operations, comprehensive income (loss), cash flows, and shareholders’ equity from RMB to US$ as of and for the year ended December 31, 2023 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1.00 to RMB7.0999 on December 29, 2023, the last business day in fiscal year 2023, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be converted, realized or settled into US$ at such rate or at any other rate.

(f)   Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits placed with banks which are unrestricted as to withdrawal and use and have original maturities less than three months. All highly liquid investments with a stated maturity of 90 days or less from the date of purchase are classified as cash equivalents.

(g)   Restricted cash

Restricted cash mainly represents amounts held by a few banks in escrow as security for credit facilities, the deposits for finance lease, the deposits held in escrow for the advances received from end customers subscribing Microsoft 365 and Windows Azure services (the disbursement of which shall be agreed by both Microsoft (China) Co., Ltd. (“Microsoft”) and the Company), the deposits for business operation, the deposits for loans and the deposits held for legal proceedings. As of 31 December 2023, the amount of restricted cash also included the deposits of RMB2,117,730 held in escrow for the repurchase of the 2026 Convertible Notes.

(h)   Short-term investments

The Company’s short-term investments primarily include the Company’s investment in a short-term wealth management product managed by a financial institution in Hong Kong S.A.R. The Company elects to apply the fair value option for the short-term investment. Realized and unrealized fair value changes in the short-term investment are recorded in other income in the consolidated statement of operations. In addition, other highly liquid investments with original maturities of greater than three months but less than twelve months, are also classified as short-term investments.

(i)   Accounts receivable and allowance for doubtful debt

Pursuant to ASC 326, Financial Instruments-Credit Losses, an allowance for credit losses for financial assets, including accounts receivable, carried at amortized cost to present the net amount expected to be collected as of the balance sheet date. Such allowance is based on credit losses expected to arise over the life of the asset’s contractual term, which includes consideration of prepayments. Assets are written off when the Company determines that such financial assets are deemed uncollectible and are recognized as a deduction from the allowance for credit losses. Expected recoveries of amounts previously written off, not to exceed the aggregate of the amount previously written off, are included in determining the necessary reserve at the balance sheet date. The Company pools financial assets based on similar risk characteristics to estimate expected credit losses. The Company estimates expected credit losses on financial assets individually when those assets do not share similar risk characteristics. The Company closely monitors its accounts receivable including timely account reconciliations, detailed reviews of past due accounts, updated credit limits, and monthly analysis of the adequacy of their reserve for credit losses.

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, unless otherwise stated)

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

The Company has capitalized certain internal use software development costs in accordance with ASC Subtopic 350-40, Intangibles-Goodwill and Other: Internal-Use Software (“ASC 350-40”), amounting to RMB11,422, RMB15,322 and RMB16,195 for the years ended December 31, 2021, 2022 and 2023, respectively. The Company capitalizes certain costs relating to software acquired, developed, or modified solely to meet the Company’s internal requirements and for which there are no substantive plans to market the software. These costs mainly include the research staff costs directly associated with the internal-develop software projects during the application development stage. Capitalized internal-use software costs are included in “intangible assets, net”.

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, unless otherwise stated)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(k)   Intangible assets (continued)

Intangible assets have weighted average useful lives from the date of purchase/ acquisition as follows:

Purchased software	5.1 years
Radio spectrum license	15 years
Operating permits*	32.1 years
Customer relationships*	8.3 years
Licenses*	15 years
Supplier relationships*	10 years
Trade names*	20 years
Technology platform*	5 years
Non-complete agreements*	5 years
Internal use software	3.4 years
Customer contract*	7 years
*	Acquired in the acquisitions of subsidiaries.

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

(Amounts in thousands, unless otherwise stated)

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

(o)   Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the identifiable assets acquired and the liabilities assumed of an acquired business. The Company assesses goodwill for impairment in accordance with ASC Subtopic 350-20, Intangibles—Goodwill and Other: Goodwill (“ASC 350-20”), which requires that goodwill to be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20.

The Company has the option to assess qualitative factors first to determine whether it is necessary to perform the quantitative test in accordance with ASC 350-20. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting units, and other specific information related to the operations. If the Company believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test described above is required. Otherwise, no further testing is required. The quantitative impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess.

Pursuant to ASC 350-20, the Company performed assessment and completed its annual impairment test for goodwill that has arisen out of its acquisitions. No impairment loss of goodwill was recognized for the years ended December 31, 2021 and 2022. RMB1,364,191 of goodwill impairment loss was recognized for the year ended December 31, 2023. See Note 11 for details.

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, unless otherwise stated)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(p)   Impairment of long-lived assets

The Company evaluates long-lived assets, such as fixed assets, purchased or internally developed intangible assets with finite lives, and operating lease right-of-use assets for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC Topic 360, Property, Plant and Equipment. When such events occur, the Company assesses the recoverability of the asset groups by comparing the undiscounted cash flows expected to be generated by the asset groups to their carrying amounts. If the Company identifies an impairment, the Company reduces the carrying amount of the asset group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values and the impairment loss, if any, is recognized in the consolidated statements of operations.

As of December 31, 2021, due to continuing losses and physical condition changed, the Company recorded the long-lived assets impairment amounting to RMB109,267, resulting from excess of the carrying amount of the asset group over the fair value of the asset group.

No impairment was recognized for the year ended December 31, 2022 as there was no impairment indicator identified.

As of December 31, 2023, due to the weaker-than-expected operations, the Company tested certain long-lived asset groups for recoverability. Impairment loss is calculated as the amount by which the carrying amount of the relevant asset groups exceeds their estimated fair value. Impairment loss of RMB506,686 was recorded for the year ended December 31, 2023.

The Company determined the fair value of relevant asset group using the income approach based on the discounted cash flows associated with the asset group.

The impairment loss reduced the carrying amount of the long-lived assets of the group on a pro-rata basis using the relative carrying amount of those assets except that the loss allocated to an individual long-lived asset of the group shall not reduce the carrying amount of that asset below its fair value whenever that fair value is determinable without undue cost and effort.

The Company recorded impairment charges associated with its long-lived assets as follows:

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Impairment of property and equipment	106,311	—	480,099
Impairment of intangible assets	—	—	15,113
Impairment of right-of-use assets	—	—	11,474
Impairment of other non-current assets	2,956	—	—

(q)   Fair value of financial instruments

The Company’s financial instruments primarily include cash and cash equivalents, restricted cash, short-term investments, accounts receivable and payable, other receivables and payables, amounts due from/to related parties, long-term borrowings, available-for-sale debt investments, convertible promissory notes and a derivative liability. Other than long-term borrowings, convertible promissory notes and the derivative liability, the carrying values of these financial instruments approximate their fair values due to their short-term maturities.

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, unless otherwise stated)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(q)   Fair value of financial instruments (continued)

The carrying amounts of long-term borrowings approximate their fair values since they bear interest rates which approximate market interest rates. The Company elected the fair value option for the 2025 Convertible Notes (Note 19) upon initial recognition as financial liability as the fair value better represents the value of the underlying liabilities. The purchase consideration and contingent purchase considerations in both cash and shares are initially measured at fair value on the acquisition dates of the acquired businesses and the date of grant, respectively, and subsequently remeasured at the end of each reporting period with an adjustment for fair value recorded to the current period income/(expense). The bifurcated redemption feature of 2027 Convertible Notes (Note 19) is recorded as a derivative liability, which is initially measured at fair value, and subsequently remeasured at the end of each reporting period with an adjustment for fair value recorded to the current period income/(expense). The Company recorded the 2026 Convertible Notes (Note 19) and 2027 Convertible Notes (Note 19) using amortized cost method on its consolidated balance sheets and measures the fair value for disclosure purposes only. See Note 28 for disclosure of fair value measurements.

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

(Amounts in thousands, unless otherwise stated)

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

Deferred revenue represented the Company’s obligation to transfer the goods or services to a customer for which the Company has received consideration (or an amount of consideration is due) from the customer. As of January 1, 2022 and 2023, the Company has deferred revenue amounting up to RMB95,078 and RMB95,477, respectively, which were recognized as revenue for the years ended December 31, 2022 and 2023 in an amount of RMB39,374 and RMB78,683, respectively .

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

(s)   Cost of revenues

Cost of revenues consists primarily of telecommunication costs, depreciation of the Company’s long-lived assets, amortization of acquired intangible assets, utility, maintenance, data center rental expenses directly attributable to the provision of the IDC services, payroll and other related costs of operations.

(t)   Advertising expenditures

Advertising expenditures are expensed as incurred and are included in sales and marketing expenses, which amounted to RMB7,272, RMB6,829 and RMB9,826 for the years ended December 31, 2021, 2022 and 2023, respectively.

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, unless otherwise stated)

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

As a result of total interest costs capitalized during the period, the interest expense for the years ended December 31, 2021, 2022 and 2023, was as follows:

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Interest expense and amortization cost of bonds payable	133,959	—	—
Interest expense and amortization cost of 2025, 2026 and 2027 Convertible Notes (Note 19)	25,919	58,350	59,429
Interest expense on bank and other borrowings	103,925	172,328	222,918
Interest expense on finance leases	124,567	104,088	90,679
Total interest costs	388,370	334,766	373,026
Less: Total interest costs capitalized	(53,420)	(61,461)	(60,854)
Interest expense, net	334,950	273,305	312,172

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

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, unless otherwise stated)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(x)   Income taxes (continued)

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

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, unless otherwise stated)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(z)   Earnings (Loss) per share

In accordance with ASC Topic 260, Earnings per Share (“ASC 260”), basic earnings (loss) per share is computed by dividing earnings (loss) attributable to ordinary shareholders by the weighted average number of unrestricted ordinary shares outstanding during the year using two-class method. Under the two-class method, earnings (loss) is allocated between ordinary shares and participating securities based on their participating rights. The Company’s series A preferred shares (Note 18) are participating securities. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders using two-class method as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Contingently issuable shares, including performance-based share awards and contingent considerations to be settled in shares, are included in the computation of basic earnings (loss) per share only when there is no circumstance under which those shares would not be issued. Contingently issuable shares are included in the denominator of the diluted loss per share calculation as of the beginning of the period or as of the inception date of the contingent share arrangement, if later, only when dilutive and when all the necessary conditions have been satisfied as of the reporting period end. For contracts that may be settled in ordinary shares or in cash at the election of the Company, share settlement is presumed, pursuant to which incremental shares relating to the number of shares that would be required to settle the contract are included in the denominator of diluted loss per share calculation if the effect is more dilutive. Ordinary equivalent shares consist of the ordinary shares issuable upon the exercise of the share options, using the treasury stock method and shares issuable upon the conversion of the company’s series A preferred shares and convertible promissory notes using if converted method. Ordinary share equivalents are excluded from the computation of diluted loss per share if their effects would be anti-dilutive.

(aa)   Treasury stock

When the Company acquires treasury stock, the repurchased ordinary shares is accounted for under the cost method whereby the entire cost of the acquired shares is recorded as treasury stock. The cost basis for the reissuance of treasury stock is determined using a weighted-average cost basis. To the extent that the reissuance price is more than the cost basis (gain), the excess is recorded as an increase to additional paid-in capital. If the reissuance price is less than the cost basis (loss), the difference is recorded to additional paid-in capital to the extent there is a remaining balance. Any losses in excess of that amount is charged to accumulated deficit .

(bb)   Comprehensive income (loss)

Comprehensive income (loss) is defined as the increase (decrease) in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Accumulated other comprehensive income (loss) of the Company includes only foreign currency translation adjustments related to the Company and its overseas subsidiaries, whose functional currency is US$.

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

As substantial all of the Company’s long-lived assets and revenues are located in and derived from the PRC, geographical segments are not presented.

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

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, unless otherwise stated)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(ee)   Recent accounting pronouncements

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805) and require acquiring entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendments apply to all entities that enter into a business combination within the scope of Subtopic 805-10, Business Combinations—Overall. The amendments are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years and it should be applied prospectively to business combinations occurring on or after the effective date of the amendments. The Company adopted this ASU from January 1, 2023 with no material impact on its consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments in ASU 2023-07 improve reportable segment disclosure requirements through enhanced disclosures about significant segment expenses. The amendments introduce a new requirement to disclose significant segment expenses regularly provided to the chief operating decision maker (CODM), extends certain annual disclosures to interim periods, clarifies single reportable segment entities must apply ASC 280 in its entirety, permits more than one measure of segment profit or loss to be reported under certain conditions, and requires disclosure of the title and position of the CODM. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company adopted ASU 2023-07 on January 1, 2024 with no material impact on its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The ASU requires the annual financial statements to include consistent categories and greater disaggregation of information in the rate reconciliation, and income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for the Company’s annual reporting periods beginning after December 15, 2024. Adoption is either with a prospective method or a fully retrospective method of transition. Early adoption is permitted. The Company is currently evaluating the effect that adoption of ASU 2023-09 will have on its consolidated financial statements.

3.    CONCENTRATION OF RISKS

(a)   Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable, other receivables and amounts due from related parties. As of December 31, 2022 and 2023, the aggregate amount of cash and cash equivalents and restricted cash short-term investments of RMB2,677,823 and RMB2,431,089, respectively, were held at major financial institutions located in the PRC, and US$455,187 and US$426,022, respectively, were deposited with major financial institutions located outside the PRC. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006 that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go into bankruptcy. In addition, since China’s concession to the World Trade Organization, foreign banks have been gradually permitted to operate in China and have been significant competitors against Chinese banks in many aspects, especially since the opening of the Renminbi business to foreign banks in late 2006. Therefore, the risk of bankruptcy of those Chinese banks in which the Company has deposits has increased. In the event of bankruptcy of one of the banks which holds the Company’s deposits, the Company is unlikely to claim its deposits back in full since the bank is unlikely to be classified as a secured creditor based on PRC laws.

(b)   Business, supplier, customer, and economic risk

The Company participates in a relatively dynamic and competitive industry that is heavily reliant operation excellence of the services. The Company believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, result of operations or cash flows:

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, unless otherwise stated)

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
(ii)Supplier risk—The Company’s operations are dependent upon bandwidth and cabinet capacity provided by the third-party telecom carriers. There can be no assurance that the Company will be able to secure the cabinet and bandwidth supply from the third-party telecom carriers, neither the Company is adequately prepared for unexpected increases in bandwidth demands by its customers. The communications capacity the Company has leased, include cabinet and bandwidth, may become unavailable for a variety of reasons, such as physical interruption, technical difficulties, contractual disputes, or the financial health of its third-party providers. Any failure of these network providers to provide the capacity the Company requires may result in a reduction in, or interruption of, service to its customers. A significant portion of the Company’s total bandwidth and cabinet resources are purchased from its five largest suppliers, who collectively accounted for 39%, 35% and 42% of the Company’s total bandwidth and cabinet resources for the years ended December 31, 2021, 2022 and 2023, respectively.
(iii)Customer risk—The success of the Company’s business going forward will rely in part on Company’s ability to continue to obtain and expand business from existing customers while also attracting new customers. The Company has a diversified base of customers covering its services and one, one and one single entity customer generated more than 10% of the Company’s total net revenues for the years ended December 31, 2021, 2022 and 2023, respectively. Certain customers are local subsidiaries of a telecommunication carrier in China, which the Company views as separate customers as it negotiates with, maintain and support each of these entities given that each of them has the separate decision-making authority and services procurement budget. None of these customers individually contributed more than 2% of the Company’s revenues in any given year but in the aggregate, they contributed approximately 6%, 6% and 5% of the Company’s total revenues for the years ended December 31, 2021, 2022 and 2023, respectively.
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

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, unless otherwise stated)

3.    CONCENTRATION OF RISKS (CONTINUED)

(d)   Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The (appreciation) depreciation of the RMB against US$ was approximately (2.3%), 9.2% and 1.7% in the years ended December 31, 2021, 2022 and 2023, respectively.

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

4.    ACQUISITION OF SUBSIDIARIES

Acquisitions in 2023

Sanhe Mingtai Digital Industrial Park Co., Ltd. (“Sanhe Digital”)

In March 2023, the Company through one of its Consolidated VIEs, Langfang Huahai Network Technology Co., Ltd. (“Langfang Huahai”), acqcuired 100% equity interest in Sanhe Ditital by issuance of 22.5% equity interest (share consideration) of Langfang Huahai. The share consideration is referenced to the fair value of the identifiable assets acquired and liabilities assumed. The purpose of the transaction is to acquire the property and land use rights for data center. As Sanhe Digital does not possess all the elements that are necessary to conduct normal operations as a business, such acquisition is accounted for as an acquisition of assets. Sanhe Digital was subsequently merged into Langfang Huahai in December 2023.

The carrying amount of the net identifiable assets of Sanhe Digital were as follows:

RMB
Net assets acquired:
Current assets	3
Property and equipment, net	105,538
Land use rights, net	14,258
Deferred tax assets	2,232
Accrued expenses and other payables	(2,277)
Deferred tax liabilities	(2,758)
Total share consideration	116,996

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

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, unless otherwise stated)

4.    ACQUISITION OF SUBSIDIARIES (CONTINUED)

Acquisitions in 2022 (continued)

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed as of the date of acquisition:

RMB
Cash and cash equivalents	9,014
Property and equipment, net	92,157
Operating lease right-of-use assets, net	199,255
Operating permits (Note 9)	29,000
Customer contract (Note 9)	59,500
Deferred tax assets	13,921
Other current assets	289,480
Total assets acquired	692,327
Other current liabilities	(436,124)
Operating lease liabilities	(208,612)
Deferred tax liabilities	(22,125)
Total liabilities assumed	(666,861)
Net assets acquired	25,466
Purchase consideration	50,000
Goodwill	24,534

The revenue and net loss of KS Kunhui since the acquisition date included in the consolidated statement of operations for the year ended December 31, 2022 were nil and RMB24,757, respectively. The goodwill, which is not tax deductible, is primarily attributable to synergies expected to be achieved from the acquisition.

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

BJ Jianghe Shuzhi, Jianghe Chuangke, Jianghe Industrial and BJ Xunneng (collectively “BJ JiangHeCloud”)

On August 1, 2022, the Company through its subsidiaries, YF WOFE and 21Vianet Saturn, acquired 100% equity interests in BJ JiangHeCloud at a total cash consideration of RMB847,438. Among the consideration, RMB57,500 is refundable if relevant condition set out in the agreements is not achieved. The purpose of the transaction is to establish several new data centers. As BJ JiangHeCloud does not possess all the elements that are necessary to conduct normal operations as a business and had not yet commenced operations, such acquisition is accounted for as an acquisition of assets. As of December 31, 2023, as the relevant condition was not met, the RMB57,500 refundable prepayment was included in other non-current assets.

The carrying amount of the net identifiable assets of BJ JiangHeCloud were as follows:

RMB
Net assets acquired:
Cash and cash equivalents	3,325
Other current assets	3,959
Property and equipment, net	306,546
Operating permits (Note 9)	479,989
Land use rights, net (Note 10)	221,556
Other current liabilities	(15,448)
Deferred tax liabilities	(209,989)
Total consideration in cash	789,938

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, unless otherwise stated)

5.    ACCOUNTS AND NOTES RECEIVABLE, NET

Accounts and notes receivable and the allowance for doubtful debt consisted of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Accounts receivable	1,897,111	1,903,458
Notes receivable	1,151	873
Allowance for doubtful debt	(134,569)	(188,356)
	1,763,693	1,715,975

As of December 31, 2022 and 2023, all accounts and notes receivable were due from third party customers. An analysis of the allowance for doubtful debt was as follows:

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Balance at beginning of the year	68,921	99,620	134,569
Additional due to business combination	16,256	—	—
Additional provision charged to expense	14,990	34,949	54,512
Write-off of accounts receivable	(547)	—	(725)
Balance at the end of the year	99,620	134,569	188,356

6.    SHORT-TERM INVESTMENTS

Short-term investments consisted of the following as of December 31, 2023:

As of December 31,
2023
RMB
Aggregate cost basis	354,149
Gross unrealized holding gain	2,671
Aggregate fair value	356,820

The Company’s short-term investments as of December 31, 2023 represent a short-term wealth management product issued by a financial institution in Hong Kong S.A.R. The wealth management product has been redeemed by the Company in January 2024.

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, unless otherwise stated)

7.    PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Prepaid expenses (1)	988,467	1,344,525
Tax recoverable	620,901	907,629
Deposits	59,653	33,941
Loans to third parties (2)	376,851	5,787
Staff advances	2,992	2,518
Interest receivables	544	532
Others	98,092	80,409
	2,147,500	2,375,341
(1)	Prepaid expenses mainly represented the unamortized portion of prepayments made to Microsoft for the cloud services, the prepayments to telecommunication operators for bandwidth, data centers or cabinets and the prepayments for office expense.
(2)	In December 2022, loan amounting to RMB279,500 was provided to the third party selling shareholders of KS Kunhui (Note 4) to settle the liabilities to KS Kunhui. The loan bears an interest rate of 7.5% per annum and has a maturity term ranging from four to six months. The loan was secured by the third parties’ equity shares in their subsidiaries and certain property and equipment of their subsidiaries. During 2023, RMB85,000 was repaid to the Company, RMB194,500 of the above outstanding loan as well as RMB93,400 of another loan provided to a third party in September 2021 with an original maturity period of 18 months were overdue and full amount of allowance for credit losses was recognized as of December 31, 2023. The credit losses were recorded in allowance for doubtful debt in the consolidated statement of operations.

An analysis of the allowance for doubtful debt in relation to other receivables was as follows:

	For the years ended December 31,
	2022	2023
	RMB	RMB
Balance at beginning of the year	130,908	131,624
Addition	15,460	313,993
Write-off	(15,000)	—
Foreign exchange difference	256	52
Balance at the end of the year	131,624	445,669

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, unless otherwise stated)

8.    PROPERTY AND EQUIPMENT, NET

Property and equipment, including those held under finance leases, consisted of the following:

	As of December 31,
	2022	2023
	RMB	RMB
At cost:
Property	2,236,257	2,672,822
Leasehold improvements	4,819,257	5,821,394
Computer and network equipment	7,577,082	8,437,075
Optical fibers	142,723	142,723
Office equipment	87,093	93,543
Motor vehicles	4,098	3,937
	14,866,510	17,171,494
Less: Accumulated depreciation	(5,548,663)	(6,987,542)
	9,317,847	10,183,952
Construction-in-progress	2,770,348	3,444,237
Impairment	(123,697)	(603,796)
Property and equipment, net	11,964,498	13,024,393

See note 2 (p) for details of impairment of property and equipment.

Depreciation expense was RMB1,164,725, RMB1,462,550 and RMB1,663,932 for the years ended December 31, 2021, 2022 and 2023, respectively, and were included in the following captions:

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Cost of revenues	1,107,655	1,386,800	1,573,970
Sales and marketing expenses	963	1,029	1,721
General and administrative expenses	23,186	35,715	38,280
Research and development expenses	32,921	39,006	49,961
	1,164,725	1,462,550	1,663,932

The carrying amounts of the Company’s property and equipment held under finance leases at respective balance sheet dates were as follows:

	As of December 31,
	2022	2023
	RMB	RMB
Property	993,158	993,158
Computer and network equipment	971,814	648,989
Optical fibers	137,924	137,924
	2,102,896	1,780,071
Less: Accumulated depreciation	(847,449)	(709,209)
	1,255,447	1,070,862
Construction-in-progress	—	219,283
Impairment	(18,808)	(19,361)
	1,236,639	1,270,784

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, unless otherwise stated)

8.    PROPERTY AND EQUIPMENT, NET (CONTINUED)

Depreciation of property, computer and network equipment and optical fibers under finance leases was RMB274,052, RMB224,140 and RMB199,926 for the years ended December 31, 2021, 2022 and 2023, respectively.

The carrying amounts of property and equipment pledged by the Company to secure borrowings (Note 14) granted to the Company at the respective balance sheet dates were as follows:

	As of December 31,
	2022	2023
	RMB	RMB
Property	118,050	155,239
Leasehold improvements	92,629	246,662
Computer and network equipment	137,876	442,167
Office equipment	919	1,829

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, unless otherwise stated)

9.    INTANGIBLE ASSETS, NET

The following table presented the Company’s intangible assets as of the respective balance sheet dates:

		Radio									Internal
	Purchased	spectrum	Operating	Technology	Customer		Supplier	Trade	Customer	Non-Complete	use
	software	license	Permits	Platform	relationships	Licenses	relationships	names	contract	Agreement	software	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Intangible assets, cost December 31, 2022	207,565	134,543	1,217,876	38,050	257,183	5,772	39,053	116,266	190,141	1,800	74,224	2,282,473
Accumulated amortization	(139,443)	(83,294)	(56,433)	(18,258)	(235,810)	(3,428)	(34,281)	(48,929)	(68,622)	(1,800)	(53,785)	(744,083)
Impairment	—	(41,259)	—	—	—	—	—	—	—	—	—	(41,259)
Intangible assets, net December 31, 2022	68,122	9,990	1,161,443	19,792	21,373	2,344	4,772	67,337	121,519	—	20,439	1,497,131
Intangible assets, cost December 31, 2023	233,513	136,825	1,199,210	38,050	257,183	5,772	39,053	116,266	190,141	1,800	90,419	2,308,232
Accumulated amortization	(157,081)	(87,145)	(89,226)	(23,739)	(256,888)	(3,812)	(37,299)	(54,742)	(89,002)	(1,800)	(67,020)	(867,754)
Impairment	(802)	(41,959)	—	(14,311)	—	—	—	—	—	—	—	(57,072)
Intangible assets, net December 31, 2023	75,630	7,721	1,109,984	—	295	1,960	1,754	61,524	101,139	—	23,399	1,383,406

Radio spectrum license represented the spectrum license awarded by the Hong Kong Telecommunication Authority. Operating permits relate to the government authorized high-capacity utilities from the assets acquisitions. Customer relationships relate to the relationships that arose as a result of existing customer agreements acquired and is derived from the estimated net cash flows that are expected to be derived from the expected renewal of these existing customer agreements after subtracting the estimated net cash flows from other contributory assets. Licenses mainly represented the telecommunication service license in relation to virtual private network services. Supplier relationships relate to the relationships that arose as a result of existing bandwidth supply agreements with certain network operators, which were valued using a replacement cost method given the relative ease of replacement. Trade names mainly relate to the trade names of Dermot Entities. Customer contract related to existing customer agreements acquired and is derived from the estimated net cash flows that are expected to be derived over the contractual period of the existing customer agreements after subtracting the estimated net cash flows from other contributory assets. Technology platform relates to the TenxCloud Cloud Native Application Platform and Kubedata platform from acquisition of BJ TenxCloud in 2021 and platform software from acquisition of iJoy BVI in 2013.

The intangible assets are amortized using the straight-line method, which is the Company’s best estimate of how these assets will be economically consumed over their respective estimated useful lives ranging from 1 to 48 years.

See note 2 (p) for details of impairment of intangible assets.

Amortization expenses were approximately RMB94,751, RMB122,470 and RMB128,042 for the years ended December 31, 2021, 2022 and 2023, respectively.

The annual estimated amortization expenses for the intangible assets for each of the next five years are as follows:

RMB
2024	294,541
2025	153,513
2026	27,877
2027	17,591
2028	11,325
504,847

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, unless otherwise stated)

10.  LAND USE RIGHTS, NET

Land use rights held by the Company represent operating lease prepayments and are amortized over the remaining term of the respective rights.

	As of December 31,
	2022	2023
	RMB	RMB
Cost	617,808	664,272
Accumulated amortization	(41,788)	(61,769)
Land use rights, net	576,020	602,503

The carrying amounts of land use rights pledged by the Company to secure borrowings (Note 14) granted to the Company at the respective balance sheet dates were as follows:

	As of December 31,
	2022	2023
	RMB	RMB
Land use rights	115,895	196,195

11.  GOODWILL

The changes in the carrying amount of goodwill were as follows:

	For the years ended December 31,
	2022	2023
	RMB	RMB
Balance as of January 1
Goodwill, gross	1,339,657	1,364,191
Accumulated impairment losses	—	—
Goodwill, net	1,339,657	1,364,191
Goodwill acquired	24,534	—
Impairment	—	(1,364,191)
Balance as of December 31
Goodwill, gross	1,364,191	1,364,191
Accumulated impairment losses	—	(1,364,191)
Goodwill, net	1,364,191	—

As of December 31, 2021 and 2022, the Company has performed assessment and no impairment loss was recorded.

Considering the adverse changes in macroeconomic and market conditions in 2023 as well as a sustained decrease in share price, the Company determined that a quantitative assessment was required at December 31, 2023. The Company estimated the fair value of a reporting unit by using income approach, which considered a number of factors, including expected future cash flows and discounted rate. Expected future cash flows are dependent on certain key assumptions including forecsted revenue growth rates. Based on the quantitative assessment results, the difference of the reporting unit’s carrying amount over its fair value exceeded the total amount of goodwill as of December 31, 2023. Therefore, the Company recognized impairment of goodwill in its full amount of RMB1,364,191 for the year ended December 31, 2023.

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, unless otherwise stated)

12.  LONG-TERM INVESTMENTS, NET

The Company’s long-term investments consisted of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Equity investments without readily determinable fair values	17,137	19,821
Equity method investments	223,457	738,128
Available-for-sale debt investments	1,600	—
	242,194	757,949

Equity investments without readily determinable fair values

The investment income comprised of dividend income of RMB659, RMB391 and RMB3,270 for the years ended December 31, 2021, 2022 and 2023, respectively.

The Company recorded an impairment loss of long-term investments amounting to nil, nil and RMB9,327 for the years ended December 31, 2021, 2022 and 2023, respectively.

Equity method investments:

					Increase (decrease)
					during
					the year ended
	As of December 31, 2021				December 31, 2022			As of December 31, 2022
		Share		Investments		Share	Distribution/derecognize		Share	Impairment	Investments
	Cost of	equity	Impairment of	in equity	Cost of	equity gain	of share equity	Cost of	equity gain	of	in equity
	investments	loss	investment	investee	investments	(loss)	(gain) loss	investments	(loss)	investment	investee
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Yizhuang Fund	101,000	(32,285)	—	68,715	—	3,159	(71,874)	—	—	—	—
Jingliang Inter Cloud	6,000	(5,013)	—	987	—	(4)	—	6,000	(5,017)	—	983
Jingliang Century Cloud	4,000	—	—	4,000	—	—	—	4,000	—	—	4,000
ZJK Energy	5,907	(3,816)	—	2,091	—	16	—	5,907	(3,800)	—	2,107
WiFire Entities	20,000	(20,000)	—	—	—	—	—	20,000	(20,000)	—	—
Qidi Chengxin	3,930	(217)	—	3,713	—	(116)	—	3,930	(333)	—	3,597
BJ Chaohulian	5,000	(1,505)	(3,495)	—	—	—	—	5,000	(1,505)	(3,495)	—
Dexin Tonglian	—	—	—	—	3,000	(333)	—	3,000	(333)	—	2,667
SH Edge Interchange*	—	—	—	—	900	(797)	—	900	(797)	—	103
Changzhou Gaoxin	—	—	—	—	210,000	—	—	210,000	—	—	210,000
	145,837	(62,836)	(3,495)	79,506	213,900	1,925	(71,874)	258,737	(31,785)	(3,495)	223,457

					Increase (decrease)
					during
					the year ended
	As of December 31, 2022				December 31, 2023			As of December 31, 2023
		Share	Impairment	Investments		Share	Distribution/derecognize		Share	Impairment	Investments
	Cost of	equity	of	in equity	Cost of	equity gain	of share equity	Cost of	equity	of	in equity
	investments	loss	investment	investee	investments	(loss)	(gain)loss	investments	gain (loss)	investment	investee
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Jingliang Inter Cloud	6,000	(5,017)	—	983	—	(2)	—	6,000	(5,019)	—	981
Jingliang Century Cloud	4,000	—	—	4,000	—	—	—	4,000	—	—	4,000
ZJK Energy	5,907	(3,800)	—	2,107	—	(45)	—	5,907	(3,845)	—	2,062
WiFire Entities	20,000	(20,000)	—	—	(20,000)	—	20,000	—	—	—	—
Qidi Chengxin	3,930	(333)	—	3,597	—	(119)	—	3,930	(452)	—	3,478
BJ Chaohulian	5,000	(1,505)	(3,495)	—	—	—	—	5,000	(1,505)	(3,495)	—
Dexin Tonglian	3,000	(333)	—	2,667	—	(475)	—	3,000	(808)	—	2,192
SH Edge Interchange*	900	(797)	—	103	—	(103)	—	900	(900)	—	—
Changzhou Gaoxin	210,000	—	—	210,000	488,392	5,107	—	698,392	5,107	—	703,499
Zhuhai Private	—	—	—	—	23,000	(1,084)	—	23,000	(1,084)	—	21,916
	258,737	(31,785)	(3,495)	223,457	491,392	3,279	20,000	750,129	(8,506)	(3,495)	738,128
*	“SH Edge Interchange” represents Shanghai Edge Cloud Interchange Technology Co., Ltd.

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, unless otherwise stated)

12.  LONG-TERM INVESTMENTS, NET (CONTINUED)

Equity method investments (continued):

The Company through its subsidiary, VNET Beijing, entered into an agreement to invest in the Yizhuang Venture Investment Fund (“Yizhuang Fund”) as a limited partner since April 2012 with capital injection of RMB101,000 and held 27.694% of the investee as of December 31, 2020, 2021. Given the Company holds more than three percent interest in the Yizhuang Fund as a limited partner, the investment is accounted for under the equity method as prescribed in ASC Subtopic 323-10, Investments – Equity Method (“ASC 323-10”). For the year ended December 31, 2022, the Company received distribution from Yizhuang Fund as return on investments with an amount of RMB15,232. As of December 31, 2022, the operating period of Yizhuang Fund was expired and the liquidation work was initiated. The Company derecognized the investment and recognized the estimated recoverable amount of RMB56,642 in prepaid expenses and other current assets.

In September 2017, after the disposal of 66.67% equity interest in the WiFire Entities, the Company held the remaining 33.33% equity interest in the WiFire Entities, which is accounted for equity method investment at fair value at the disposal date. As of December 31, 2022, the equity method investment balance is reduced to nil after the pickup of loss in the WiFire Entities. In October and November 2023, the Company transferred the remaining 33.33% equity interest in the WiFire Entities to third parties with nil consideration.

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

In December 2019, the Company through its subsidiary, VNET Beijing, and a third company jointly set up Chengdu Qidi Chengxin Education Limited (“Qidi Chengxin”). The Company injected capital of RMB3,930 and held 59% of equity interest in Qidi Chengxin. Based on the article of association, the Company cannot exercise control over relevant activities of the investee, but it has the ability to exercise significant influence over operation and financial decisions.

In January 2021, the Company through its subsidiary, VNET Beijing, and two third parties jointly set up Beijing Super Internet Technology Research Institute Co., Ltd. (“BJ Chaohulian”). The Company injected capital of RMB5,000 and held 30% of equity interest in BJ Chaohulian. As of December 31, 2021, the equity method investment balance is reduced to nil after the Company pickup of loss amounting to RMB1,505 and recorded impairment of investment amounting to RMB3,495.

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

In November 2022, the Company through its subsidiary, VNET HK, and a third party jointly set up Changzhou Gaoxin Interconnection Co., Ltd. (“Changzhou Gaoxin”). The Company injected capital of RMB210,000 and held 35% of equity interest in Changzhou Gaoxin. Based on the article of association, the Company cannot exercise control over relevant activities of the investee, but it has the ability to exercise significant influence over operation and financial decisions. In April and May 2023, the Company injected additional capital of RMB488,392 and its shareholding remained at 35%.

In February 2023, the Company through its subsidiary, SH Shilian, and Zhuhai VNET Enterprise Management Partnership (Limited Partnership), an entity controlled by the founder of the Company, jointly set up Zhuhai VNET Private Equity Fund Management Co., Ltd. (“Zhuhai Private”). The Company injected capital of RMB23,000 and held 40% of equity interest in Zhuhai Private. Based on the article of association, the Company cannot exercise control over relevant activities of the investee, but it has the ability to exercise significant influence over operation and financial decisions.

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, unless otherwise stated)

13.  OTHER NON-CURRENT ASSETS

As of December 31, 2022 and 2023, other non-current assets included prepayment for acquisition of datacenters and purchase of property and equipment amounting to RMB293,500 and RMB293,500, which consist of 53% and 55% of other non-current assets, respectively.

14.  BORROWINGS

Borrwings were as follows as of the respective balance sheet dates:

	As of December 31,
	2022	2023
	RMB	RMB
Short term bank borrowings	—	30,000
Long-term bank borrowings, current portion	289,941	334,511
Other long-term borrowings, current portion	194,079	388,814
	484,020	753,325
Long-term bank borrowings, non-current portion	2,694,249	4,170,981
Other long-term borrowings, non-current portion	355,607	942,540
Total borrowings	3,533,876	5,866,846

The short-term bank borrowings outstanding as of December 31, 2023 bore a weighted average interest rate of 3.65% per annum.

The long-term borrowings (including current portion) outstanding as of December 31, 2022 and 2023 bore a weighted average interest rate of 5.11% and 4.97% per annum, respectively, and were denominated in RMB. These loans were obtained from financial institutions located in the PRC.

As of December 31, 2022 and 2023, unused loan facilities for bank and other borrowings amounted to RMB3,164,371 and RMB2,811,123 , respectively.

Borrowings as of December 31, 2022 and 2023 were secured by the following:

December 31, 2022

Long-term borrowings (including current portion)	Secured by
(RMB)
1,879,631	Secured by a subsidiary’s share.
800,989	Secured by a subsidiary’s land-use right with net book value of RMB24,460 (Note 10).
247,171	Secured by a subsidiary’s property and equipment and land-use right with net book value of RMB118,050 and RMB91,435, respectively (Note 8/Note 10), and a subsidiary’s share.
156,077	Secured by a subsidiary’s property and equipment with net book value of RMB231,424 (Note 8), and a subsidiary’s share.
450,008	Unsecured borrowing.
3,533,876

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, unless otherwise stated)

14.  BORROWINGS (CONTINUED)

December 31, 2023

Short-term borrowings	Secured by
(RMB)
30,000	Unsecured borrowing.

Long-term borrowings (including current portion)	Secured by
(RMB)
2,180,490	Secured by a subsidiary’s share.
3,101,522	Secured by property and equipment and land-use right with net book value of RMB845,898 and RMB196,195, respectively (Note 8/Note 10), and a subsidiary’s share
554,834	Unsecured borrowing.
5,836,846

The following table summarizes the aggregate required repayments of the principal amounts of the Company’s long-term borrowings, including bank and other borrowings in the succeeding five years and thereafter:

RMB
For the years ending December 31,
2024	799,314
2025	816,677
2026	751,209
2027	683,110
2028	689,511
2029 and thereafter	2,273,233

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, unless otherwise stated)

15.  ACCRUED EXPENSES AND OTHER PAYABLES

The components of accrued expenses and other payables were as follows:

	As of December 31,
	2022	2023
	RMB	RMB
Payables for purchase of property, equipment and software	1,280,742	1,431,547
Payroll and welfare payables	433,376	477,367
Consideration due to the original shareholders of BJ TenxCloud (1)	229,323	229,323
Liability classified share-based payments (1)	131,116	149,612
Accrued service fees	66,494	126,001
Payables for office supplies and utilities	69,288	105,871
Payables for acquisitions and long-term investments	47,805	99,340
Value-added tax and other taxes payable	31,706	35,391
Interest payables	35,785	77,168
Others	84,844	51,482
	2,410,479	2,783,102
(1)	On July 15, 2021, the Company acquired 100% of the equity interests in BJ TenxCloud from third party selling shareholders. The balance of consideration due to original shareholders represented the amounts the selling shareholders claimed according to the acquisition agreement.

In addition, the Company is obligated to issue various numbers of the shares of the Company or its subsidiary to certain selling shareholders who will remain as the employees of BJ TenxCloud, determinable based on achievements of the financial and operational targets by BJ TenxCloud during various post-acquisition periods. As such share-base payments will be forfeited if these employees cease their employments with the Company, the Company recognized these payments as compensation costs over the requisite service periods. The Company classified the share-based payments as liability classified share-based payments.

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, unless otherwise stated)

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

	As of December 31,
	2022	2023
Weighted average remaining lease term:
Operating lease	10.7 years	9.7 years
Finance lease	18.9 years	18.7 years

Weighted average discount rate:
Operating lease	7.50%	7.59%
Finance lease	10.44%	10.04%

Lease cost for finance leases capitalized were immaterial for the years ended December 31, 2021, 2022 and 2023.

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Lease cost
Finance lease cost:
Depreciation	274,052	224,140	199,926
Interest expenses	124,567	104,088	90,679
Operating lease cost	568,044	691,197	749,800
Total lease cost	966,663	1,019,425	1,040,405

Short-term lease cost and variable lease cost for operating leases and finance leases were immaterial for the years ended December 31, 2021, 2022 and 2023.

Other information related to leases was as follows:

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash payments for operating leases	593,615	635,615	796,541
Financing cash payments for finance leases	579,660	231,046	210,902

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, unless otherwise stated)

16.  LEASES (CONTINUED)

Future lease payments under operating leases and finance leases as of December 31, 2023 were as follows:

	Operating Leases	Finance Leases
	RMB	RMB
2024	807,678	180,355
2025	739,747	173,799
2026	680,034	165,015
2027	545,468	158,978
2028	528,173	156,920
2029 and thereafter	2,630,069	1,705,594
Total future lease payments	5,931,169	2,540,661
Less: Imputed interest	(1,880,246)	(1,265,329)
Present value of future lease payments*	4,050,923	1,275,332
*

Present value of future operating lease payments consisted of current portion of operating lease liabilities and non-current portion of operating lease liabilities, amounting to RMB780,164 and RMB3,270,759 for the year ended December 31, 2023, respectively.

Present value of future finance lease payments consisted of current portion of finance lease liabilities and non-current portion of finance lease liabilities, amounting to RMB115,806 and RMB1,159,525 for the year ended December 31, 2023, respectively.

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

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, unless otherwise stated)

18.  PERPETUAL CONVERTIBLE PREFERRED SHARES (CONTINUED)

Dividends (continued)

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

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, unless otherwise stated)

18.  PERPETUAL CONVERTIBLE PREFERRED SHARES (CONTINUED)

Accounting for the Series A Preferred Shares (continued)

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

During the years ended December 31, 2020 and 2021, Purchasers of the 2025 Convertible Notes exercised the right to convert 23,710,140 and 42,401,010 newly issued Class A ordinary shares at the conversion price of US$12 per ADS. Upon conversion, the fair value of converted portion was RMB720,547 and RMB1,639,806, respectively. Issuance costs was approximately RMB2,939 and nil, respectively, which were credited to capital accounts with the changes in the fair value up to the conversion date recorded in earning. No conversion rights were exercised by the Purchasers for the years ended December 31, 2022 and 2023.

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, unless otherwise stated)

19.  CONVERTIBLE PROMISSORY NOTES (CONTINUED)

2025 Convertible Notes (continued)

From March to June 2023, the Company received notices from the holders of the 2025 Convertible Notes, requiring the Company to redeem the 2025 Convertible Notes at 109% of the principal amount plus all accrued but unpaid interest within three months since the receipt of notices. The Company repurchased all of the outstanding 2025 Convertible Notes with principal amount of US$68,000 during the year ended December 31, 2023.

The interest expense on the convertible promissory was recorded based on the stated rate of 2% in the interest expense within the consolidated statements of operations. For the years ended December 31, 2021, 2022 and 2023, the interest expense was RMB9,703, RMB9,147 and RMB4,471, respectively.

As of December 31, 2022, the fair value of the remaining 2025 Convertible Notes was RMB537,778. The changes in fair value gain of convertible promissory notes of RMB829,149,RMB22,626 and RMB21,816 were recognized in the changes in the fair value of financial liabilities in the consolidated statement of operations for the years ended December 31,2021, 2022 and 2023, respectively.

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

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, unless otherwise stated)

19.  CONVERTIBLE PROMISSORY NOTES (CONTINUED)

2026 Convertible Notes (continued)

The Company may not redeem the 2026 Convertible Notes prior to February 6, 2024 unless certain tax-related events occur. From February 6, 2024 to the 40th scheduled trading day immediately before the maturity date, the Company may redeem for cash all or part of the 2026 Convertible Notes, at its option, if the last reported sale price of the Company’s ADSs has been at least 130% of the conversion price then in effect on (i) each of at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period ending on, and including, the trading day immediately prior to the date the Company provides notice of redemption; and (ii) the trading day immediately preceding the date the Company sends such notice. Holders of the notes have the right to require the Company to repurchase for cash all of the 2026 Convertible Notes, or any portion of the principal thereof, on February 1, 2024 or in the event of certain fundamental changes. The redemption price will equal 100% of the principal amount of the 2026 Convertible Notes to be redeemed, plus any accrued and unpaid special interest, if any, to, but not including, the redemption date.

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

The gross proceeds from issuance of the 2026 Convertible Notes were US$600,000. Debt issuance costs including underwriting commissions and offering expenses were approximately US$13,841, which were presented as deduction from liability and amortized into interest expense over the remaining period of 5 years. As of December 31, 2022 and 2023, the net carrying amount of the 2026 Convertible Notes was RMB4,119,048 and RMB4,208,495, respectively. For the years ended December 31, 2021, 2022 and 2023, no coupon interest expense was recognized. The amortization of issuance costs was RMB16,216, RMB18,525 and RMB19,499 for the years ended December 31, 2021, 2022 and 2023, respectively. The effective interest rate was 0.47% for the years ended December 31, 2021, 2022 and 2023.

As of December 31, 2023, the balance of the 2026 Convertible Notes was presented as current liability since the holders are able to exercise their redemption right on February 1, 2024. In January 2024, the Company received notices from the holders of the 2026 Convertible Notes, requiring the Company to redeem the 2026 Convertible Notes at 100% of the principal amount. The Company repurchased all of the outstanding 2026 Convertible Notes with principal amount of of US$600,000 in February 2024.

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

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, unless otherwise stated)

19.  CONVERTIBLE PROMISSORY NOTES (CONTINUED)

2027 Convertible Notes (continued)

Conversion

2027 Convertible Notes are convertible at any time on and after the original issuance date, at the option of holders, into Class A ordinary shares of the Company at a conversion price of US$1.8333 per Class A ordinary share, or into ADSs at a conversion price of US$11.00 per ADS. The conversion prices are subject to adjustment under the terms of the 2027 Convertible Notes. The Company may effect a mandatory conversion at its election at any time on or after the third anniversary of the original issuance date, if its ADSs achieve a price threshold of 200% of the conversion price for a specified period.

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

“Redemption Period” means: (a) in the case of any holder that is the Investor Party, (i) the period commencing on the date of a fundamental adverse regulatory change, a fundamental change or an event of default as defined in the investment agreement and ending on the fifth anniversary of the original issuance date, and (ii) the thirty-day period beginning on the fifth anniversary of the original issuance date; and (b) in the case of any holder that is not Investor Party, the period commencing on the date of a fundamental adverse regulatory change or an event of default and ending on the fifth anniversary of the original issuance date. Fundamental change represents events defined in the investment agreement, including that a “person” or “group” (within the meaning of Section 13(d)(3) of the Exchange Act), other than the Company or any of its wholly-owned subsidiaries, has become or files any report with the SEC indicating that such person or group has become the direct or indirect “beneficial owner” of the Company’s equity securities representing more than fifty percent (50%) of the voting power of all of the Company’s then-outstanding equity securities.

The gross proceeds from issuance of the 2027 Convertible Notes were US$250,000. Debt issuance costs were approximately US$162, which were presented as deduction from liability and amortized into interest expense over the remaining period of 5 years. As of December 31, 2022 and 2023, the net carrying amount of the 2027 Convertible Notes was RMB1,740,211 and RMB1,769,946, respectively. For the years ended December 31, 2022 and 2023, the coupon interest expense was RMB30,498 and RMB35,234, respectively. The effective interest rate was both 2.02% for the years ended December 31, 2022 and 2023.

The redemption feature is required to be bifurcated as a separate unit of liability account and measured at fair value as it is not clearly and closely related to the debt host contract. After the bifurcation, the 2027 Convertible Notes was accounted for using amortized cost method. The fair value of the redemption feature was immaterial initially and subsequently at December 31, 2022. As of December 31, 2023, the fair value of the bifurcated redemption feature was RMB188,706 and was recored as derivative liablitiy in the consolidated balance sheet. The changes in fair value of derivative liability was recognized in the changes in the fair value of financial liabilities in the consolidated statement of operations for the year ended December 31, 2023.

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, unless otherwise stated)

20.  DEFERRED GOVERNMENT GRANTS

During the years ended December 31, 2021, 2022 and 2023, the Company received nil, RMB5,000 and RMB155,333 government grants respectively from the relevant PRC government authorities for the use in construction of property and equipment. These grants are initially deferred and subsequently recognized in the consolidated statements of operations when the Company has complied with the conditions or performance obligations attached to the related government grants, such as completion of the construction of relevant property and equipment, and the grants are no longer refundable. Grants that subsidize the construction cost of property and equipment are amortized over the life of the related assets as a reduction of the associated depreciation expense.

Movements of deferred government grants were as follows:

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Balance at beginning of the year	6,174	4,368	6,318
Additions	—	5,000	155,333
Recognized as a reduction of depreciation expense	(1,806)	(3,050)	(8,477)
Balance at end of the year	4,368	6,318	153,174

21.  EMPLOYEE CONTRIBUTION PLAN

As stipulated by the regulations of the PRC, full-time employees of the Company in the PRC participate in a government-mandated multiemployer defined contribution plan organized by municipal and provincial governments. Under the plan, certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Company is required to make contributions to the plan based on certain percentages of employees’ salaries. The total expenses for the plan were RMB158,673, RMB191,914 and RMB208,556 for the years ended December 31, 2021, 2022 and 2023, respectively.

22.  SHARE-BASED COMPENSATION

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

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, unless otherwise stated)

22.  SHARE-BASED COMPENSATION (CONTINUED)

(a)	Option granted to employees (continued)

After adoption of the 2020 Plan, the Company ceased to grant any new awards under the 2010 Plan and 2014 Plan while the outstanding awards granted thereunder will remain effective and can be amended by the Company from time to time pursuant to the applicable terms thereto. The 2020 Plan was approved by the Board of Directors and shareholder of the Company on May 13, 2020.

The following table summarized the Company’s employee share option activity under the 2010 Plan:

			Weighted
		Weighted	average
		average	remaining	Aggregate
	Number of	exercise	contractual	intrinsic
	options	price	term	value
		(US$)	(Years)	(US$)
Outstanding, January 1, 2023	359,202	0.17	1.96	—
Exercised	—	—	—	—
Outstanding, December 31, 2023	359,202	0.17	1.00	114
Vested as of December 31, 2023	359,202	0.17	1.00	114
Exercisable as of December 31, 2023	359,202	0.17	1.00	114

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the fair value of the underlying stock at each reporting date, for those awards that have an exercise price below the estimated fair value of the Company’s shares. As of December 31, 2023, the Company had options outstanding to purchase an aggregate of 359,202 shares with an exercise price below the fair value of the Company’s shares, resulting in an aggregate intrinsic value of RMB809 (US$114).

The aggregate fair value at the grant date of the outstanding options as of December 31, 2023 was determined to be RMB5,211. The total fair value of share options exercised during the years ended December 31, 2021, 2022 and 2023 was US$122, US$4 and nil, respectively. The aggregate intrinsic value of options exercised during the years ended December 31, 2021, 2022 and 2023 was US$67, US$2 and nil, respectively.

(b)Shares granted to management

The Company granted 3,534,767, 866,716 and 20,550 RSUs in 2021, 2022 and 2023, respectively, with performance conditions whereby a predetermined number will vest upon the annual performance review in accordance with predetermined performance targets for the grantees over a one or four-year period. To the extent that the Company considered the performance targets were probable of achievement, the Company recognized related compensation expenses using the accelerated recognition method to reflect the graded vesting attribution.

The Company granted 298,454, 22,000 and nil RSUs in 2021, 2022 and 2023, respectively, with performance conditions whereby a predetermined number will vest upon with the achievement of predetermined operation performance targets for the Company. To the extent that the Company considered the performance targets were probable of achievement, the Company recognized the related compensation expenses using the accelerated recognition method.

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, unless otherwise stated)

22.  SHARE-BASED COMPENSATION (CONTINUED)

(b)Shares granted to management (continued)

The Company granted 1,368,227 RSUs in 2023, which generally vest over a two to four-year service period.

The following table summarized the Company’s RSUs activity under the 2014 and 2020 Plans:

		Weighted	Weighted
		average	average	Aggregate
	Number of	grant date	remaining	intrinsic
	RSUs	fair value	contractual life	value
		(US$)	(Years)	(US$)
Unvested, January 1, 2023	1,700,864	11.28	6.1	—
Granted	1,388,777	2.96	—	—
Vested	(507,282)	5.04	—	—
Forfeited	(2,553)	13.26	—	—
Unvested, December 31, 2023	2,579,806	8.07	6.6	7,404

Share-based compensation expenses for RSUs are measured based on the closing fair market value of the Company’s ADS on the date of grant. The aggregate fair value of the unvested RSUs as of December 31, 2023 was RMB52,568 (US$7,404). The weighted average grant date fair value of RSUs granted during the years ended December 31, 2021, 2022 and 2023 was US$12.31, US$5.48 and US$2.96, respectively. The total fair value of RSUs vested during the years ended December 31, 2021, 2022 and 2023 was US$42,672, US$6,883 and US$2,557, respectively.

As of December 31, 2023, there was RMB34,916 (US$4,918) of unrecognized share-based compensation expenses related to RSUs which is expected to be recognized over a weighted average vesting period of 1.1 years. Total unrecognized share-based compensation expenses may be adjusted for future changes when actual forfeitures incurred.

(c)	Share-based compensation due to business combination

On July 15, 2021, the Company acquired 100% of the equity interests in BJ TenxCloud from third party selling shareholders. The Company is obligated to issue a variable number of the shares of the Company or its subsidiary for a fixed monetary amount to certain selling shareholders who will remain as the employees of BJ TenxCloud, determinable based on achievements of the financial and operational targets by BJ TenxCloud during various post-acquisition periods. As such share-based payments will be forfeited if these employees cease their employments with the Company, the Company recognized these payments as compensation costs over the requisite service periods ranging from 12 months to 36 months. The Company classified the share-based payments as liability classified share-based payments.

For the years ended December 31, 2021, 2022 and 2023, the Company recorded compensation cost of RMB55,156, RMB75,960 and RMB18,496, within the Company’s consolidated statements of operations. As of December 31, 2023, there was no unrecognized share-based compensation expenses in relation to the above transaction.

Total share-based compensation expenses relating to share options, RSUs granted to employees and share-based compensation due to business combination recognized for the years ended December 31, 2021, 2022 and 2023 were as follows:

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Cost of revenues	13,713	563	—
Sales and marketing expenses	2,545	17,794	3,141
General and administrative expenses	292,947	85,508	28,883
Research and development expenses	10,805	14,305	3,272
	320,010	118,170	35,296

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, unless otherwise stated)

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

Hong Kong

Subsidiaries in Hong Kong are subject to Hong Kong profits tax rate of 16.5% for the years ended December 31, 2021, 2022 and 2023. A two-tiered profits tax rates regime was introduced in 2018 under which the first HK$2 million of assessable profits earned by an eligible company will be taxed at 8.25% and the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. Additionally, upon payments of dividends by the Company to its shareholders, no HK withholding tax will be imposed.

The Hong Kong government has enacted new tax laws to implement the Pillar Two model rules published by the Organisation for Economic Co-operation and Development (“OECD”), which are expected to come into effect from 1 January 2025. The Company continues to monitor the local legislation for Hong Kong and development of Pillar Two model rules in other jurisdictions the Company operates and assess the potential impact.

Taiwan

DYX Taiwan branch is incorporated in Taiwan and is subject to Taiwan profits tax rate of 20% for the years ended December 31, 2021, 2022 and 2023.

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

VNET Beijing was qualified for a High and New Technology Enterprise (“HNTE”) since 2008 and is eligible for a 15% preferential tax rate. In October 2014, VNET Beijing obtained a new certificate and reapplied the certificate in October 2017, 2020 and 2023, with a validity term of three years. In accordance with the PRC Income Tax Laws, an enterprise awarded with the HNTE certificate may enjoy a reduced EIT rate of 15%. For the years ended December 31, 2021, 2022 and 2023, the tax rate for VNET Beijing was 15%, 15% and 15%, respectively.

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, unless otherwise stated)

23.  TAXATION (CONTINUED)

Enterprise income tax (“EIT”) (continued)

The PRC (continued)

In April 2011, Xi’an Sub, a subsidiary located in Shaanxi Province, was qualified for a preferential tax rate of 15% and started to apply this rate from then on. The preferential tax rate is awarded to companies that are located in West Regions of China which operate in certain encouraged industries. For the years ended December 31, 2021, 2022 and 2023, the tax rate assessed for Xi’an Sub was 15%.

In October 2015, SH Blue Cloud, a subsidiary located in Shanghai, was qualified for a HNTE and became eligible for 15% preferential tax rate. The certificate was reapplied in November 2018 and November 2021 with a validity term of three years. Accordingly, for the years ended December 31, 2021, 2022 and 2023, SH Blue Cloud enjoyed a preferential tax rate of 15%.

In November 2016, SZ DYX, a subsidiary located in Guangdong Province, was qualified for a HNTE and became eligible for 15% preferential tax rate effective for three consecutive years and the certificate was reapplied in November 2019 and December 2022 with a validity term of three years. Accordingly, for the years ended December 31, 2021, 2022 and 2023, SZ DYX enjoyed a preferential tax rate of 15%.

In December 2016, BJ TenxCloud, a subsidiary located in Beijing and the Company acquired in July 2021, was qualified for a HNTE and became eligible for 15% preferential tax rate effective for three consecutive years and the certificate was reapplied in December 2019 and December 2022 with a validity term of three years. Accordingly, for the years ended December 31, 2021, 2022 and 2023, BJ TenxCloud enjoyed a preferential tax rate of 15%.

In December 2019, SH Hesheng, a subsidiary located in Shanghai, in which the Company acquired 100% of the equity in November 2021, was qualified for a HNTE and became eligible for 15% preferential tax rate effective for three consecutive years. For the years ended December 31, 2021, 2022 and 2023, the tax rate assessed for SH Hesheng was 15%, 25% and 25%, respectively.

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

The administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. The Company does not believe that the legal entities organized outside the PRC should be considered as residents for EIT Law purposes. If such an entity is deemed as a PRC tax resident, it will be subject to 25% PRC EIT under the EIT Law on its worldwide income, meanwhile the dividend it receives from another PRC tax resident company will be exempted from 25% PRC income tax.

Income (loss) before income taxes consisted of:

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Non-PRC	675,369	(421,597)	(331,586)
PRC	(48,861)	(206,933)	(2,151,209)
	626,508	(628,530)	(2,482,795)

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, unless otherwise stated)

23.  TAXATION (CONTINUED)

Enterprise income tax (“EIT”) (continued)

Income tax expenses comprised of:

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Current	(111,082)	(115,577)	(157,526)
Deferred	(325)	(17,887)	43,152
	(111,407)	(133,464)	(114,374)

The reconciliation of tax computed by applying the statutory income tax rate of 25% for the years ended December 31, 2021, 2022 and 2023 applicable to the PRC operations to income tax expenses were as follows:

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Income (loss) before income taxes	626,508	(628,530)	(2,482,795)
Income tax (expenses) benefits computed at applicable tax rates (25%)	(156,627)	157,133	620,699
Non-deductible expenses	(13,116)	(72,156)	(700)
Research and development expenses	45,122	67,789	65,863
Preferential rate	14,232	(6,163)	(6,140)
Current and deferred tax rate differences	26,115	15,847	11,036
International rate differences	120,678	(75,119)	(101,585)
Tax exempted income	14,536	249	2,803
Foreign investment	(49,815)	(39,224)	(53,617)
Unrecognized tax benefits	(12,338)	(13,674)	(11,283)
Change in valuation allowance	(79,733)	(135,732)	(606,071)
Prior year provision to return true up	(22,898)	(28,949)	(34,759)
Others	2,437	(3,465)	(620)
Income tax expenses	(111,407)	(133,464)	(114,374)

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, unless otherwise stated)

23.  TAXATION (CONTINUED)

Deferred Tax

The significant components of deferred taxes were as follows:

	As of December 31,
	2022	2023
	RMB	RMB
Deferred tax assets
Allowance for doubtful debt	52,658	125,500
Impairment of long-lived assets	40,784	166,576
Impairment of long-term investments	3,024	4,866
Accrued expense	22,108	39,896
Tax losses	358,454	849,672
Property and equipment	38,365	2,919
Intangible assets	7,142	9,432
Finance lease	372,997	386,327
Deferred government grant	1,714	3,357
Operating lease	768,638	949,362
Loss picked up on equity method investments	69,440	10,558
Valuation allowance	(397,457)	(955,738)

Total deferred tax assets, net of valuation allowance	1,337,867	1,592,727

Deferred tax liabilities
Intangible assets	266,922	405,964
Property and equipment	360,989	172,095
Capitalized interest expense	39,606	49,544
Finance lease	289,586	296,789
Operating lease	768,638	949,362
Investment in subsidiaries	98,608	159,691

Total non-current deferred tax liabilities	1,824,349	2,033,445

Net deferred tax liabilities	(486,482)	(440,718)
Analysis as:
Deferred tax assets	196,098	247,644
Deferred tax liabilities	682,580	688,362

Net deferred tax liabilities	(486,482)	(440,718)

As of December 31, 2023, the Company has net tax operating losses from its PRC subsidiaries and its Consolidated VIEs, as per filed tax returns, of RMB2,099,407, which will expire at various times between 2024 and 2033 and the majority expiring by 2028, if not utilized.

As of December 31, 2023, the undistributed earnings of the Company’s PRC subsidiaries the Company intends to permanently reinvested were RMB1,803,272. Other than these indefinitely reinvested amount, as of December 31, 2023, the Company has recognized deferred tax liabilities amounting to RMB159,691 associated with SH Zhiyan, one of its VIEs.

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, unless otherwise stated)

23.  TAXATION (CONTINUED)

Deferred Tax (continued)

The following table presents the movements of the valuation allowance:

	For the years ended December 31,
	2022	2023
	RMB	RMB
Balance at beginning of year	261,960	397,457
Addition	135,732	606,071
Expiration	(235)	(47,790)
Balance at end of year	397,457	955,738

Unrecognized Tax Benefits

As of December 31, 2022 and 2023, the Company recorded unrecognized tax benefits of RMB87,174 and RMB98,457, respectively.

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

A roll-forward of unrecognized tax benefits principal was as follows:

	For the years ended December 31,
	2022	2023
	RMB	RMB
Balance at beginning of year	64,854	64,528
Reversal based on tax positions related to prior years	(418)	—
Additions based on tax positions related to the current year	92	—
Balance at end of year	64,528	64,528

For the years ended December 31, 2021, 2022 and 2023, the Company recorded interest expense of RMB6,606, RMB9,874 and RMB11,283, respectively. Accumulated interest expense recorded by the Company was RMB22,646 and RMB33,929 as of December 31, 2022 and 2023, respectively. As of December 31, 2023, the tax years ended December 31, 2018 through 2023 for the PRC subsidiaries remain open for statutory examination by the PRC tax authorities.

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, unless otherwise stated)

24.   RELATED PARTY TRANSACTIONS

a)Related parties *

Name of related parties	Relationship with the Company
Tuspark Innovation Venture Ltd. (“Tuspark Innovation”)	The controlling shareholder of the Company before April 13,2021
Ziguang Financial Leasing Co., Ltd. (“Ziguang Finance Leasing”) (1)	A company controlled by controlling shareholder of the Company before April 13, 2021
Beijing Huaqing Property Management Co., Ltd. (“Beijing Huaqing”) (1)	A company controlled by controlling shareholder of the Company before April 13, 2021
Shanghai Shibei Hi-Tech Co., Ltd. (“SH Shibei”)	Noncontrolling shareholder of a subsidiary
Shanghai Puping Information Technology Co., Ltd. (“Shanghai Puping”) (2)	A company controlled by minority shareholder of the Company
Beijing Chengyishidai Network Engineering Technology Co., Ltd. (“CYSD”)(4)	Equity investee of the Company before October 16, 2023
Jingliang Interconnected Cloud Technology Co., Ltd. (“Jingliang Inter Cloud”)	Equity investee of the Company
Beijing New Internet Digital Technology Research Institution Limited (“BJ New Internet”)	Equity investee of the Company
Anhui Suzhou Century Broadband Data Technology Co., Ltd. (“SZ Century”) (3)	A company controlled by an equity investee of principal shareholder of the Company from December 1, 2021 to October 31, 2022
SH Edge Interchange	Equity investee of the Company since September 30, 2022
Changzhou Gaoxin	Equity investee of the Company
Sanhe Mingtai Machinery Manufacturing Co., Ltd. (“Sanhe Mingtai”)	Noncontrolling shareholder of a subsidiary since March 1, 2023
Beijing Jiwa Forest System Technology Co., Ltd. (“Beijing Jiwa”)	A company controlled by the founder of the Company since October 1, 2023
*	These are the related parties that have engaged in significant transactions with the Company for the years ended December 31, 2021, 2022 and 2023.
(1)

These companies are ultimately controlled by the same party. Tuspark Innovation was the controlling shareholder as of December 31, 2020. These companies ceased to be related parties as the Company repurchased shares from Tuspark Innovation on April 13, 2021.

(2)	This entity is controlled by Waburg Pincus, a significant minority shareholder of the Company.
(3)

SZ Century was controlled by an equity investee of a principal shareholder of the Company from December 1, 2021. SZ Century ceased to be a related party as the equity interests in SZ Century was disposed by the equity investee of the principal shareholder on October 31, 2022.

(4)

This company was disposed by the Company in September 2017, included in WiFire Entities, and determined by the Company as a related party before the Company disposed the remaining equity interests held in October 2023.

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, unless otherwise stated)

24.   RELATED PARTY TRANSACTIONS (CONTINUED)

b)Other than disclosed elsewhere, the Company had the following significant related party transactions for the years ended December 31, 2021, 2022 and 2023:

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Services provided to:
-SZ Century	1,445	14,089	—
-SH Edge Interchange	—	651	938
-Jingliang Inter Cloud	480	—	—
-BJ New Internet	170	—	—
-Others	144	2	—

Services provided by:
-CYSD	38,918	36,673	31,119
-Beijing Huaqing	1,254	—	—
-Sanhe Mingtai (1)	—	—	17,366
-Beijing Jiwa	—	—	1,891
-Others	1,223	513	333

Loan to:
-Shanghai Puping	75,611	—	80,263
- BJ New Internet	261	—	—
-SH Edge Interchange	—	500	1,000
-Sanhe Mingtai	—	—	33,785

Receipt of loan to:
-SH Shibei	—	—	9,800

Loan by:
-Changzhou Gaoxin (2)	—	—	350,000

Interest income from loan to:
-SH Shibei	1,321	—	(1,321)
-SH Edge Interchange	—	1	32

Interest expense by loan to:
-Changzhou Gaoxin	—	—	13,183

Lease payment paid to:
-Ziguang Finance Leasing	10,431	—	—
-Beijing Qidi Yefeng	2,154	—	—
-Sanhe Mingtai (1)	—	—	10,801

Cash consideration for shares repurchase
-Tuspark Innovation	1,701,804	—	—
(1)

The Company leased properties for data centers from Sanhe Mingtai. Lease cost and property management fee was RMB14,268 and RMB3,098 for the period from March 1, 2023 to December 31, 2023, respectively. As of December 31, 2023, ROU assets of RMB171,629 and lease liabilities of RMB173,628 were associated with such leases.

(2)

In May 2023, the Company obtained a loan in the amount of RMB350,000 from Changzhou Gaoxin at an interest rate of 6.0% per annum. The maturity date of the loan was March 2024, which was subsequently extended to July 2024 in March 2024.

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, unless otherwise stated)

24.   RELATED PARTY TRANSACTIONS (CONTINUED)

c)The Company had the following related party balances as of December 31, 2022 and 2023:

	As of December 31,
	2022	2023
	RMB	RMB
Amounts due from related parties:
Current:
-Shanghai Puping	138,142	218,405
-SH Shibei	11,121	—
-BJ New Internet	441	441
-SH Edge Interchange	1,191	1,533
-Sanhe Mingtai	—	56,833
-Others	1,194	25
	152,089	277,237
Amounts due to related parties:
Current:
- CYSD	6,398	—
-Changzhou Gaoxin	—	356,067
-Others	530	13
	6,928	356,080

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

In accordance with the PRC Regulations on Enterprises with Foreign Investment and the articles of association of the Company’s PRC subsidiaries, a foreign-invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign-invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. VNET China was established as a foreign-invested enterprise and, therefore, is subject to the above mandated restrictions on distributable profits. As of December 31, 2022, and 2023, the Company’s PRC subsidiaries had appropriated RMB77,995 and RMB80,615, respectively, in its statutory reserves.

As a result of these PRC laws and regulations subject to the limit discussed above that require annual appropriations of 10% of after-tax income to be set aside, prior to payment of dividends as general reserve fund, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. Amounts restricted include paid-in capital, additional paid in capital and statutory reserve funds of the Company’s PRC subsidiaries and the equity of the Consolidated VIEs, as determined pursuant to PRC generally accepted accounting principles, totaling an aggregate of RMB15,231,710 as of December 31, 2023.

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, unless otherwise stated)

26.  EARNING (LOSS) PER SHARE

Basc and diluted earning (loss) per share for each of the years presented were calculated as follows:

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Numerator:
Net income (loss)	515,101	(761,994)	(2,597,169)
Net income attributable to noncontrolling interest	(15,003)	(13,958)	(46,667)
Net income (loss) attributable to the Company	500,098	(775,952)	(2,643,836)
Dividend distribution to perpetual convertible preferred shareholders	(5,831)	—	—
Adjusted net income (loss) attributable to ordinary shareholders - Basic	494,267	(775,952)	(2,643,836)

Changes in the fair value of financial liabilities	(829,149)	—	—
Adjusted interest for convertible promissory notes	9,703	—	—
Adjusted net loss attributable to ordinary shareholders -Diluted	(325,179)	(775,952)	(2,643,836)

Denominator:
Weighted average number of shares outstanding—basic	865,352,554	886,817,620	901,143,138
Weighted average number of shares outstanding—diluted	911,591,433	886,817,620	901,143,138
Earning (loss) per share—Basic:
Net earning (loss)	0.57	(0.87)	(2.93)
	0.57	(0.87)	(2.93)
Loss per share—Diluted:
Net loss	(0.36)	(0.87)	(2.93)
	(0.36)	(0.87)	(2.93)

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

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, unless otherwise stated)

27.  SHARE CAPITAL

Holders of Class A Ordinary Shares, Class B Ordinary Shares and Class C Ordinary Shares are entitled to the same rights except for voting and conversion rights. In respect of matters requiring a shareholder’s vote, each Class A Ordinary Share is entitled to one vote right, each Class B Ordinary Share is entitled to ten votes, and each Class C Ordinary Share is entitled to one vote and certain veto rights. Each Class B Ordinary Share and Class C Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder. Class A Ordinary Shares are not convertible into Class B Ordinary Share and Class C Ordinary Shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person or entity who is not an existing holder of such Class B ordinary shares, the founder, an affiliate of the founder, or a founder affiliate, or upon a change of control of the ultimate beneficial ownership of any Class B ordinary shares to any person or entity who is not an existing holder of Class B ordinary shares, the founder, an affiliate of the founder, or a founder affiliate, such Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares. Upon any any sale, transfer, assignment or disposition of Class C ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class C Ordinary Shares will be automatically and immediately converted into an equal number of Class A ordinary shares.

During the year ended December 31, 2021, Purchaser of the 2025 Convertible Notes exercised the right to convert approximately 42.3% of the total principal amount issued to 42,401,010 newly issued Class A ordinary shares at the conversion price of US$12 per ADS.

On March 1, 2021, 150,000 Series A Preferred Shares were converted into 54,507,816 Class A Ordinary Shares.

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

On January 27, 2022, the Company’s board of directors authorized the issuance of 300,000 Series A-1 perpetual convertible preferred shares by re-designation of the authorized but unissued Class A Ordinary Shares. As of December 31, 2023, no Series A-1 perpetual convertible preferred shares have been issued.

On February 15, 2023, the Company’s board of directors approved and authorized the issuance of up to 555,000 newly created Class D ordinary shares to Mr. Sheng Chen by re-designation of the authorized but unissued Class A Ordinary Shares. The Class D ordinary shares will have the same rights as the Company’s Class B ordinary shares except for voting rights. Each Class D ordinary share shall be entitled to 500 votes on all matters submitted to shareholder vote. As of December 31, 2023, no Class D ordinary shares have been issued.

Pursuant to the shareholder resolution adopted on October 5, 2023, the Company’s authorized share capital was increased by creation of an additional 1,500,000,000 Class A ordinary shares.

During the year ended December 31, 2023, 3,252,768 treasury stock was reissued to settle the share options exercised and RSUs vested.

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, unless otherwise stated)

27. SHARE CAPITAL (CONTINUED)

In December 2023, the Company issued 455,296,932 Class A ordinary shares to Success Flow International Investment Limited (“Success Flow”) and 195,127,260 Class A ordinary shares to Choice Faith Group Holdings Limited (“Choice Faith”), for an aggregate cash consideration of RMB2,122,123. Both entities were controlled by Shandong Hi-Speed Holdings Group Limited. The issuance costs for Class A ordinary shares were RMB37,720. In connection with the financing transaction, in November 2023, Mr. Sheng Chen, the Founder and Executive Chairman of the Board of Directors, and his affiliated investment vehicles (together with Mr. Sheng Chen, the “Founder Parties”) entered into a voting and consortium agreement (the “Voting and Consortium Agreement”) with Success Flow and Choice Faith. Pursuant to the Voting and Consortium Agreement, Success Flow shall vote in accordance with any voting instructions provided by the Founder Parties during the period beginning on the earlier of February 29, 2024 or sixty calendar days after the closing date of the investment and ending upon the third anniversary of the closing date of the investment. In December 2023, the Founder Parties entered into a supplemental agreement with the investors, pusuant to which, the period of the Voting and Consortium Agreement was amended to commence upon the later of (i) the expiration or termination of Interim Period and (ii) the occurrence of the Triggering Event. “Interim Period” means the period commencing on the date of closing, being December 28, 2023, and ending on the earlier of (x) February 29, 2024 and (y) termination of the Investment Agreement in accordance the terms thereunder. “Triggering Event” means the entry by the Company of a framework agreement with a third party, pursuant to which the parties agree to enter into a long-term strategic partnership for not less than two years in relation to the low carbon strategy of the Company and/or the expansion of the operations of the Company in Hong Kong, Taiwan and/or other territories outside mainland China.

28.  FAIR VALUE MEASUREMENTS

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

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, unless otherwise stated)

28.  FAIR VALUE MEASUREMENTS (CONTINUED)

Assets and liabilities measured at fair value on a recurring basis include short-term investments, available-for-sale debt securities, the 2025 Convertible Notes, derivative liability and share consideration due to the original shareholders for business combination. Liabilities measured at amortized cost method include the 2026 Convertible Notes and the 2027 Convertible Notes. The fair value of these financial instruments are summarized below:

	Fair value measurement using:
	Quoted prices in	Significant other
	active markets for	observable	Unobservable
	identical assets	inputs	inputs	Fair value at
	(Level 1)	(Level 2)	(Level 3)	December 31, 2022
	RMB	RMB	RMB	RMB
Long-term investments:
- Available-for-sale debt securities	—	—	1,600	1,600
Assets	—	—	1,600	1,600
Convertible promissory notes
- 2025 Convertible promissory notes	—	—	537,778	537,778
- 2026 Convertible promissory notes	3,446,432	—	—	3,446,432
- 2027 Convertible promissory notes	—	—	1,858,095	1,858,095
Liabilities	3,446,432	—	2,395,873	5,842,305

	Fair value measurement using:
	Quoted prices in	Significant other
	active markets for	observable	Unobservable
	identical assets	inputs	inputs	Fair value at
	(Level 1)	(Level 2)	(Level 3)	December 31, 2023
	RMB	RMB	RMB	RMB
Short-term investments:
- Wealth management product	—	356,820	—	356,820
Assets	—	356,820	—	356,820

Convertible promissory notes
- 2026 Convertible promissory notes	4,196,500	—	—	4,196,500
- 2027 Convertible promissory notes	—	—	1,586,681	1,586,681
Derivative liability	—	—	188,706	188,706
Liabilities	4,196,500	—	1,775,387	5,971,887

The 2026 Convertible Notes are classified within Level 1 because they are valued by using quoted market prices.

Short-term investments are valued based on price per unit quoted by financial institution and are classified within Level 2 of the fair value hierarchy.

The 2025 Convertible Notes, the 2027 Convertible Notes, derivative liability and long-term investments are classified within Level 3. The fair value of 2025 Convertible Notes and 2027 Convertible Notes is measured using binomial tree pricing model that involves several parameters including the Company’s stock price, stock price volatility determined from the Company’s historical stock prices, the remaining maturity term and the discount rate. The fair value of 2025 Convertible Notes as of December 31, 2022 was estimated with the following key assumptions:

As of December 31
2022
Volatility	94.00%-96.00%
Discount rate	16.00%
Risk-free interest rate	4.23%-4.28%

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, unless otherwise stated)

28.  FAIR VALUE MEASUREMENTS (CONTINUED)

The fair value of derivative liability is measured using binomial tree pricing model taking the value difference with and without the redemption feature that involves several parameters including volatility, discount rate, risk-free interest rate and the probability of triggering events. The fair value of derivative liability as of December 31, 2023 was estimated with the following key assumptions:

As of December 31
2023
Volatility	90.00%
Discount rate	14.65%
Risk-free interest rate	3.99%
Probability of triggering events	15.00%

The assumptions are inherently uncertain and subjective. Changes in any unobservable inputs may have a significant impact on the fair value of derivative liability.

The Company measures equity investments elected to use the measurement alternative at fair value on a nonrecurring basis, in the cases of an impairment charge is recognized, fair value of an investment is remeasured in an acquisition/a disposal, and an orderly transaction for identical or similar investments of the same issuer was identified.

The following tables presented a reconciliation of all liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3):

2025 Convertible Notes
RMB
Fair value at December 31, 2021	513,754
Foreign exchange loss	46,650
Changes in fair value	(22,626)
Fair value at December 31, 2022	537,778
Changes in fair value	(21,816)
Settlement	(527,089)
Foreign exchange loss	11,127
Fair value at December 31, 2023	—

Share consideration due to the original
shareholders for business combination
RMB
Fair value at December 31, 2021	214,577
Transfer out of Level 3	(214,577)
Fair value at December 31, 2022	—

Derivative liability
RMB

Fair value at December 31, 2022	—
Changes in fair value	187,746
Foreign exchange loss	960
Fair value at December 31, 2023	188,706

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, unless otherwise stated)

28.  FAIR VALUE MEASUREMENTS (CONTINUED)

Assets measured at fair value on a non-recurring basis

The Company measures certain non-financial assets on a nonrecurring basis. The Company’s non-financial assets, including long-lived assets such as property and equipment, intangible assets, right-of-use assets, and goodwill, would be measured at fair value only if they were determined to be impaired. The fair values of long-lived assets and reporting unit were measured under income approach, based on the Company’s best estimation which primarily includes significant unobservable inputs (level 3) such as future cash flows and discount rate.

Long-lived assets within certain asset groups were measured at fair value on a nonrecurring basis at December 31, 2023 due to an impairment recognized on those assets at that date (see Note 2(p)). Fair value of the asset groups was estimated using discounted cash flows under the income approach classified in Level 3 of the fair value hierarchy. Under the income approach, revenue growth rates in a range of 0% to 38% were used and the cash flows were discounted using a rate of 8.6%.

29.  COMMITMENTS AND CONTINGENCIES

Capital commitments

As of December 31, 2023, the Company has the following commitments to purchase certain computer and network equipment and construction-in-progress:

RMB
For the year ending December 31,
2024	1,435,439
2025	348,096
2026	6,120
2027	7,402
2028	3,744
2029 and thereafter	7
1,800,808

Bandwidth and cabinet capacity purchase commitments

As of December 31, 2023, the Company has outstanding purchase commitments in relation to bandwidth and cabinet capacity consisting of the following:

RMB
For the year ending December 31,
2024	888,030
2025	227,716
2026	173,244
2027	72,906
2028	7,820
2029 and thereafter	2,627
1,372,343

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, unless otherwise stated)

29. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Income Taxes

As of December 31, 2023, the Company has recognized an accrual of RMB98,457 for unrecognized tax benefits and its interest (Note 23). The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of status of limitation. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties.

Securities Litigation

In December 2023 and January 2024, the Company and certain of its current and former executive officers were named as defendants in a putative securities class action lawsuit filed in the United States District Court for the Southern District of New York. The complaint alleges that the Company made materially false and/or misleading statements and/or failed to disclose certain material information concerning the founder and co-chairperson, Mr. Sheng Chen’s financing activities and the related impact on the Company’s business operations in violation of the U.S. securities laws. On March 22, 2024, the Court ordered motion-to-dismiss briefing for the amended compliant to be completed by October 3, 2024. At the date of issue of the consolidated financial statements, the Company is unable to predict the outcome of the lawsuit, or reasonably estimate a range of possible losses, if any, given the early stage of this lawsuit. Therefore, no contingent liability has been recorded by the Company as of December 31, 2023.

Operating Litigation

In the ordinary course of business, the Company may from time to time be involved in legal proceedings and litigations. As of December 31, 2023, the Company did not consider an unfavorable outcome in any material respects in the outstanding legal proceedings and litigations to be probable.

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, unless otherwise stated)

30.  PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

In the Company-only financial statements, the Company’s investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries since inception.

The Company records its investment in its subsidiary under the equity method of accounting as prescribed inASC 323-10, Investment-Equity Method and Joint Ventures, and such investment is presented on the balance sheets as “Investments in subsidiaries” and the share of the subsidiaries’ profit or loss is presented as “Share of profits of subsidiaries and Consolidated VIEs” on the statements of operations.

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

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, unless otherwise stated)

30.  PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

Condesed balance sheets

	As of December 31,
	2022	2023
	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	7,661	30
Prepaid expenses and other current assets	99,962	192,953
Amounts due from subsidiaries	12,399,253	13,352,240
Total current assets	12,506,876	13,545,223

Non-current assets:
Investments in subsidiaries	1,484,730	—
Total non-current assets	1,484,730	—
Total assets	13,991,606	13,545,223
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	88,225	137,826
Account payables	56	57
Convertible promissory notes	537,778	4,208,495
Amounts due to subsidiaries	896,675	1,225,778
Total current liabilities	1,522,734	5,572,156

Non-current liabilities:
Convertible promissory notes	5,859,259	1,769,946
Derivative liability	—	188,706
Total non-current liabilities	5,859,259	1,958,652
Total liabilities	7,381,993	7,530,808
Shareholders’ equity:
Class A ordinary shares	56	103
Class B ordinary shares	4	4
Class C ordinary shares	—	—
Additional paid-in capital	15,239,926	17,291,312
Accumulated other comprehensive income (loss)	11,022	(14,343)
Accumulated deficit	(8,291,872)	(10,935,708)
Treasury stock	(349,523)	(326,953)
Total shareholders’ equity	6,609,613	6,014,415
Total liabilities and shareholders’ equity	13,991,606	13,545,223

VNET GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, unless otherwise stated)

30.  PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

Conensed statements of operations

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Operating expenses
General and administrative expenses	(275,881)	(36,219)	(24,663)
Operating loss	(275,881)	(36,219)	(24,663)
Other loss	(119,932)	(247,083)	(94,452)
Changes in the fair value of financial liabilities	829,149	22,626	(165,930)
Share of profits (losses) from subsidiaries and Consolidated VIEs	66,762	(515,276)	(2,358,791)
Net income (loss)	500,098	(775,952)	(2,643,836)

Condensed statements of comprehensive income (loss)

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Net income (loss)	500,098	(775,952)	(2,643,836)
Other comprehensive (loss) income, net of tax of nil
Foreign currency translation adjustments, net of tax of nil	(34,908)	101,465	(25,365)
Other comprehensive (loss) income, net of tax of nil	(34,908)	101,465	(25,365)
Comprehensive income (loss)	465,190	(674,487)	(2,669,201)

Condensed statements of cash flows

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Net cash (used in) generated from operating activities	(218,664)	(14,927)	29,940
Net cash generated from (used in) investing activities	113,530	(1,670,058)	(37,571)
Net cash generated from financing activities	143,037	1,592,627	—
Net increase (decrease) in cash and cash equivalents	37,903	(92,358)	(7,631)
Cash and cash equivalents at beginning of the year	62,116	100,019	7,661
Cash and cash equivalents at end of the year	100,019	7,661	30