Form 20-F
period 2024-12-31
VNET Group, Inc.
filed 2025-04-25
CIK 1508475

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 1,582,788,929 Class A ordinary shares (excluding (i) treasury shares and (ii) Class A ordinary shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards), 30,721,723 Class B ordinary shares and 60,000 Class C ordinary shares, par value US$0.00001 per share, were outstanding as of December 31, 2024.

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

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

●	“ADSs” refers to our American depositary shares, each representing six Class A ordinary shares, par value US$0.00001 per share;
●	“VNET,” “the Company,” “we,” “us,” “our company,” and “our” refer to VNET Group, Inc., a Cayman Islands exempted company and its subsidiaries and, in the context of describing our operations and consolidated financial information, also include its consolidated affiliated entities;
●	“China” or the “PRC” refers to the People’s Republic of China, and only in the context of describing PRC laws, regulations and other legal or tax matters in this annual report, excludes Hong Kong and Macau;
●	“ordinary shares” or “shares” refer to our ordinary shares, which include all Class A ordinary shares, par value US$0.00001 per share, Class B ordinary shares, par value US$0.00001 per share, Class C ordinary shares, par value US$0.00001 per share, and Class D ordinary shares, par value US$0.00001 per share collectively;
●	“variable interest entities,” or “VIEs,” refer to Beijing Yiyun Network Technology Co., Ltd. (previously known as Beijing aBitCool Network Technology Co., Ltd.), or VNET Technology, Beijing iJoy Information Technology Co., Ltd., or BJ iJoy, HuLianXinCheng Network Technology (Beijing) Co., Ltd. (previously known as WiFire Network Technology (Beijing) Co., Ltd. and aBitcool Small Micro Network Technology (BJ) Co., Ltd.), or HuLianXinCheng Network and Shanghai Zhiyan Yunwei Technology Co., Ltd., or SH Zhiyan, four domestic PRC companies in which we do not have equity interests but whose financial results have been consolidated into our consolidated financial statements in accordance with U.S. GAAP, and our being the primary beneficiary of the four companies for accounting purposes;
●	“consolidated affiliated entities” refer to the variable interest entities and their direct and indirect subsidiaries; and
●	“RMB” and “Renminbi” refer to the legal currency of China. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB7.2993 to US$1.00, the exchange rate on December 31, 2024 as set forth in the H.10 statistical release published by the Federal Reserve Board.

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

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCA Act, if the U.S. Securities and Exchange Commission, or the SEC, determines that a company retains a foreign accounting firm that cannot be subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit its securities from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report relaying to the SEC its determinations that it was unable to inspect or investigate completely registered public accounting firms in the Chinese mainland and Hong Kong. In March 2022, the SEC issued its first “Conclusive list of issuers identified under the HFCA Act” indicating that those companies were formally subject to the delisting provisions. In May 2022, we were conclusively identified by the SEC under the HFCA Act due to the fact that our auditor was located in the Chinese mainland and could not be inspected by the PCAOB. For more details, see https://www.sec.gov/hfcaa.

On August 26, 2022, the PCAOB signed with the China Securities Regulatory Commission, or the CSRC, and the Ministry of Finance of the PRC a Statement of Protocol, which gives the PCAOB sole discretion to select the firms, audit engagements and potential violations it inspects and investigates and put in place procedures for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed the Chinese mainland and Hong Kong from the list of jurisdictions where it was unable to inspect or investigate completely registered public accounting firms. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in the Chinese mainland and Hong Kong, among other jurisdictions.

If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in the Chinese mainland and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCA Act. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and consolidated affiliated entities in China. Our operations in China are governed by PRC laws and regulations. Our PRC WFOEs, the VIEs and their subsidiaries, as applicable, are required by PRC laws and regulations to obtain licenses and permits from the PRC government authorities to operate our business in the Chinese mainland, including, among others, project approvals and filings, construction land and project planning approvals, environment protection approvals, energy conservation review opinion, construction commencement permit and land use right certificate, and the value-added telecommunications services licenses. As of the date of this annual report, except as disclosed in “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we fail to acquire, obtain or maintain applicable telecommunications licenses, or are deemed by relevant governmental authorities to be operating without full compliance with the laws and regulations, our business would be materially and adversely affected”, our PRC WFOEs and the VIEs, as applicable, have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our subsidiaries and our consolidated affiliated entities in China, including, the requisite value-added telecommunications operation licenses. As the PRC legal system continues to evolve to adapt to a constantly developing society, new laws, regulations, policies, or guidelines may be introduced, and there may be changes from time to time in the interpretation,implementation and enforcement of relevant laws and regulations, and accordingly, we may be required to obtain additional licenses, permits, filings or approvals for business operations in the future.

The PRC government has promulgated certain regulations and rules in recent years to strengthen oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. In connection with any future capital markets activities overseas, we may need to file with the CSRC, undergo a cybersecurity review conducted by the Cyberspace Administration of China, or the CAC, or meet other regulatory requirements that may be adopted in the future by PRC regulatory authorities. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval.”

Furthermore, in connection with our issuance of securities to foreign investors prior to December 2023 and maintenance of our listing status on the Nasdaq, under the current PRC laws, regulations and regulatory rules, as of the date of this annual report, we, our PRC WFOEs and the VIEs, (i) are not required to obtain permissions from the CSRC, (ii) are not required to go through cybersecurity review by the CAC, and (iii) have not been asked to obtain such permissions by any PRC authority. However, for issuance of listed securities overseas after listings on the overseas market, filing materials should be submitted to CSRC within three working days after the completion of the issuance. As of the date of this annual report, we have submitted filing materials to CSRC in accordance with the CSRC filing rules.

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

●	On July 6, 2021, the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law were issued. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.
●	The PRC Data Security Law, which was promulgated by the Standing Committee of PRC National People’s Congress, or the SCNPC, on June 10, 2021 and became effective on September 1, 2021, outlines the main system framework of data security protection. The Personal Information Protection Law, which was promulgated by the SCNPC on August 20, 2021 and became effective on November 1, 2021, outlines the main system framework of personal information protection and processing.
●	On December 28, 2021, the CAC and 12 other PRC regulatory authorities jointly issued the revised Cybersecurity Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures provides, among others, (i) the purchase of cyber products and services by critical information infrastructure operators, or the CIIOs, and the network platform operators, which engage in data processing activities that affects or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office, the department which is responsible for the implementation of cybersecurity review under the CAC; and (ii) the network platform operators with personal information of over 1,000,000 users that seek for listing on a foreign stock exchange are obliged to apply for a cybersecurity review by the Cybersecurity Review Office. In addition, the Cybersecurity Review Measures provides that the relevant competent governmental authorities may initiate a cybersecurity review against the relevant CIIOs and network platform operators if the authorities believe that the network product or service or data processing activities of such operators affect or may affect national security. However, the Cybersecurity Review Measures does not provide any explanation or interpretation of “affect or may affect national security”, and PRC authorities have discretion in interpreting and enforcing these laws and regulations. We cannot predict the impact of the Cybersecurity Review Measures, if any, at this stage, and we will closely monitor and assess the statutory developments in this regard.

●	On August 17, 2021, the State Council issued the Regulations on Protection of Security of Critical Information Infrastructure, which took effect on September 1, 2021, pursuant to which, the relevant governmental authorities are responsible for stipulating rules for the identification of critical information infrastructures with reference to several factors set forth in the regulations, and further identify the CIIO in the related industries in accordance with such rules. The relevant authorities shall also notify operators identified as the CIIO. However, as these regulations were newly issued and the governmental authorities may further enact detailed rules or guidance with respect to the interpretation and implementation of such regulations, it remains unclear whether we will be identified as a CIIO. As of the date of this annual report, we have not received any notice from any authorities identifying us as a CIIO or requiring us to undertake a cybersecurity review.On July 7, 2022, the CAC issued the Measures for the Security Assessment of Cross-border Transfer of Data, which became effective on September 1, 2022. These measures require the data processor providing data overseas to apply for the security assessment of cross-border transfer of data with the local provincial-level counterparts of the national cybersecurity authority under any of the following circumstances: (i) where the data processor intends to provide important data overseas; (ii) where a CIIO and a data processor who has processed personal information of more than 1,000,000 individuals intends to provide personal information overseas; (iii) where a data processor who has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals to overseas recipients, in each case as calculated cumulatively, since January 1 of the last year intends to provide personal information overseas; or (iv) other circumstances where the security assessment of data cross-border transfer is required as prescribed by the CAC. Moreover, the data processor shall conduct a self-assessment on the risk of data cross-border transfer prior to applying for the foregoing security assessment.
●	On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Regulations, which became effective on March 31, 2023. Pursuant to the Overseas Listing Regulations, PRC domestic companies directly or indirectly offer securities or list on overseas markets, including (i) Chinese companies limited by shares and (ii) overseas enterprises with business mainly conducted in China and intends to use its domestic equity, assets, income or other similar interests to offer securities or list on overseas markets, shall submit filing materials to CSRC within three working days after the submission of the application documents for an initial public offering overseas. For issuance of listed securities overseas after listings on the overseas market, filing materials should be submitted to CSRC within three working days after the completion of the issuance. Failure to complete the filing under the Overseas Listing Regulations or actions to conceal any material fact or falsify any major content in its filing documents may subject the company to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, direct officers-in-charge and other direct personnel-in-charge may also be subject to administrative penalties, such as warnings and fines. On February 17, 2023, the CSRC also issued the Notice on Administration of the Filing of Overseas Offering and Listing by Domestic Companies and held a press conference for the release of the Overseas Listing Regulations, which, among others, clarified that the companies in the Chinese mainland that have been listed overseas before March 31, 2023 are not required to file with the CSRC immediately, but these companies should complete filing with the CSRC for their future financing activities in accordance with the Overseas Listing Regulations. Based on the foregoing, we are not required to complete filing with the CSRC for our listing on the Nasdaq Global Select Market at this stage, but we will be subject to the filing requirements for our future capital raising activities under the Overseas Listing Regulations. As the Overseas Listing Regulations was newly promulgated, we cannot predict how their interpretation, application, and enforcement will affect our operations and future overseas offerings.
●	On February 24, 2023, the CSRC, jointly with other relevant governmental authorities, issued the Provisions on Strengthening the Confidentiality and Archive Management Work Relating to the Overseas Securities Offering and Listing by Domestic Companies, or the Confidentiality and Archives Management Provisions, which became effective on March 31, 2023. These provisions expanded the applicable scope of the regulation to indirect overseas offerings and listings by companies based in the Chinese mainland and emphasized the confidentiality and archive management duties of such companies during the process of overseas offerings and listings.

●	The State Anti-Monopoly Bureau, the anti-monopoly enforcement agency in the PRC, has in recent years strengthened enforcement under the Anti-Monopoly Law, including conducting investigations and levying significant fines with respect to concentration of undertakings, cartel activity, monopoly agreements and abusive behavior by companies with market dominance. In February 2021, the Anti-Monopoly Committee of the State Council published the Guideline that aims at specifying some of the circumstances under which an activity of internet platforms may be identified as monopolistic act as well as setting out merger controlling filing procedures involving variable interest entities. The Anti-Monopoly Law, which was most recently amended on June 24, 2022 by the SCNPC, increased the fines for illegal concentration of business operators to no more than ten percent of its last year’s sales revenue if the concentration of business operator has or may have an effect of excluding or limiting competitions, or a fine of up to RMB5 million if the concentration of business operator does not have an effect of excluding or limiting competition. Pursuant to the Anti – Monopoly Law and the Provisions of the State Council on the Thresholds for Declaring Concentration of Business Operators which was last amended and took effect on January 22, 2024, when a concentration of undertakings occurs and reaches any of the following thresholds, the undertakings concerned shall file a prior notification with the Anti – Monopoly agency: (i) the total global turnover of all operators participating in the transaction exceeded RMB12 billion in the preceding fiscal year and at least two of these operators each had a turnover of more than RMB800 million within China in the preceding fiscal year, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB4 billion in the preceding fiscal year, and at least two of these operators each had a turnover of more than RMB800 million within China in the preceding fiscal year are triggered, and no concentration shall be implemented until the Anti – Monopoly agency clears the Anti – Monopoly filing. The Anti-Monopoly Law also provides that the relevant authorities shall investigate a transaction where there is any evidence that the concentration has or may have the effect of eliminating or restricting competitions, even if such concentration does not reach the filing threshold. On March 24, 2023, the State Administration for Market Regulation of the PRC, or the SAMR, issued the Provisions on the Review of Concentration of Undertakings, the Provisions on the Prohibition of Monopoly Agreements, the Provisions on the Prohibition of Acts of Abuse of Dominant Market Position, and the Provisions on the Prohibition of Acts of Abuse of Administrative Power to Exclude or Restrict Competition, which came into effect on April 15, 2023. These regulations provide detailed rules for the implementation of the Anti-Monopoly Law. We cannot assure you that we will not be affected, either directly or indirectly, by the strengthened enforcements actions taken by the authority in the future. On December 28, 2023, we completed the Strategic Investment from Success Flow International Investment Limited (“Success Flow”) and Choice Faith Group Holdings Limited (“Choice Faith”), both of which are beneficially owned by Shandong Hi-Speed Holdings Group Limited (“SDHG”). On December 13, 2023, the SAMR issued the decision to approve the Strategic Investment following its anti – monopoly review. In addition, in order to comply with existing and new anti-monopoly laws, regulations and guidance which are constantly evolving, we may need to devote additional resources and efforts, which may adversely affect our business, growth prospects, and the value of our ADSs, and any noncompliance or associated inquiries, investigations and other governmental actions may divert significant management time and attention and our financial resources, bring negative publicity, subject us to liabilities or administrative penalties, and materially and adversely affect our financial condition, operations and business prospects.
●	On September 24, 2024, the State Council published the Administration Regulations on Network Data Security, or the Data Security Regulations, which became effective on January 1, 2025. The Data Security Regulations provides that network data processors conduct network data processing activities that affects or may possibly affect national security must conduct national security review in accordance with relevant laws and regulations. The Data Security Regulations provide no further explanation or interpretation as to how to determine what constitutes “affecting national security.” As such, there remain uncertainties of interpretation, application and enforcement of the evolving relevant laws and regulations, and future regulatory changes may impose additional restrictions.

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

The contractual arrangements we have entered into with the other VIEs are substantially similar to those entered into with VNET Technology. For more details about our contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure” in this annual report on Form 20-F.

The contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs, and we may incur substantial costs to enforce the terms of the arrangements. As a result, we cannot assure you that these contractual arrangements could be enforced as anticipated to. There may be changes from time to time in the interpretation, implementation and enforcement of relevant laws and regulations regarding the status of our rights with respect to the contractual arrangements with the VIEs and their shareholders. We cannot predict whether any new PRC laws, rules or regulations relating to VIE structures will be adopted or if adopted, what effect they may have on our corporate structure. If, as a result of such contractual arrangements, we or the VIEs are found to be in violation of any existing or future PRC laws or regulations, or such contractual arrangement is determined as illegal and invalid by the PRC court, arbitral tribunal or regulatory authorities, the relevant PRC regulatory authorities would have discretion to take action in dealing with such violations or failures in accordance with applicable laws. For a detailed description of the risks associated with our corporate structure, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure” in this annual report on Form 20-F.

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

A.[Reserved]

Financial Information Related to the VIEs and Parent

Set forth below are the selected condensed consolidating statement of operations data, balance sheet data and cash flows data for our holding company, our subsidiaries, one of our WFOEs that is the primary beneficiary of certain VIEs under U.S. GAAP, or the Primary Beneficiary of VIEs, and the VIEs and VIEs’ subsidiaries, eliminating adjustments and consolidated totals.

Selected Condensed Consolidating Statement of Operations Data

	For the Year Ended December 31, 2024
		(RMB in thousands)
			Primary
	VNET	Other	Beneficiary of	VIEs and VIEs’	Eliminating	Consolidated
	Group, Inc.	Subsidiaries	VIEs	Subsidiaries	Adjustments	Totals
Third-party revenue	—	948,458	—	7,310,611	—	8,259,069
Inter-company revenue(1)	—	1,085,258	3,115	81,098	(1,169,471)	—
Cost of revenue	—	(1,565,140)	(3,493)	(6,027,752)	1,169,471	(6,426,914)
Gross profit	—	468,576	(378)	1,363,957	—	1,832,155
Operating expenses	(35,331)	(472,161)	(4,512)	(650,708)	—	(1,162,712)
Equity in gain of subsidiaries/VIEs(2)	393,190	110,630	152,046	—	(655,866)	—
Gain from equity method investments	—	8,622	—	1,591	(2,246)	7,967
Other (expenses) income	(174,659)	216,447	4	(236,550)	—	(194,758)
Income tax expenses	—	(72,734)	(36,530)	(124,965)	—	(234,229)
Net income attributable to noncontrolling interest	—	(46,519)	—	(20,950)	2,246	(65,223)
Net income attributable to the VNET Group, Inc.	183,200	212,861	110,630	332,375	(655,866)	183,200

	For the Year Ended December 31, 2023
	(RMB in thousands)
			Primary
	VNET	Other	Beneficiary of	VIEs and VIEs’	Eliminating	Consolidated
	Group, Inc.	Subsidiaries	VIEs	Subsidiaries	Adjustments	Totals
Third-party revenue	—	1,028,905	—	6,384,025	—	7,412,930
Inter-company revenue(1)	—	552,382	566	34,100	(587,048)	—
Cost of revenue	—	(1,155,787)	(1,645)	(5,550,061)	587,048	(6,120,445)
Gross profit	—	425,500	(1,079)	868,064	—	1,292,485
Operating expenses	(24,663)	(1,521,689)	(1,196)	(1,715,838)	—	(3,263,386)
Equity in (loss) gain of subsidiaries/VIEs(2)	(2,358,791)	139,753	194,798	—	2,024,240	—
Gain from equity method investments	—	5,797	—	3,705	(6,223)	3,279
Other (expenses) income	(260,382)	(115,701)	2	(139,092)	—	(515,173)
Income tax expenses	—	(45,662)	(52,772)	(15,940)	—	(114,374)
Net income attributable to noncontrolling interest	—	(30,562)	—	(22,328)	6,223	(46,667)
Net (loss) income attributable to the VNET Group, Inc.	(2,643,836)	(1,142,564)	139,753	(1,021,429)	2,024,240	(2,643,836)

	For the Year Ended December 31, 2022
	(RMB in thousands)
			Primary
	VNET	Other	Beneficiary of	VIEs and VIEs’	Eliminating	Consolidated
	Group, Inc.	Subsidiaries	VIEs	Subsidiaries	Adjustments	Totals
Third-party revenue	—	1,166,100	—	5,899,132	—	7,065,232
Inter-company revenue(1)	—	514,729	—	45,387	(560,116)	—
Cost of revenue	—	(1,184,673)	—	(5,082,419)	560,116	(5,706,976)
Gross profit	—	496,156	—	862,100	—	1,358,256
Operating expenses	(36,219)	(417,460)	(37)	(783,384)	—	(1,237,100)
Equity in (loss) gain of subsidiaries/VIEs(2)	(515,276)	139,442	178,417	—	197,417	—
Gain from equity method investments	—	—	—	17,437	(15,512)	1,925
Other expenses	(224,457)	(399,249)	—	(127,905)	—	(751,611)
Income tax expenses	—	(59,514)	(38,938)	(35,012)	—	(133,464)
Net income attributable to noncontrolling interest	—	(28,833)	—	(637)	15,512	(13,958)
Net (loss) income attributable to the VNET Group, Inc.	(775,952)	(269,458)	139,442	(67,401)	197,417	(775,952)

Notes:

(1)	It represents the elimination of the intercompany service charge at the consolidation level.
(2)	It represents the elimination of the investments among VNET Group, Inc., other subsidiaries, the Primary Beneficiary of VIEs and VIEs and VIEs’ subsidiaries.

Selected Condensed Consolidating Balance Sheet Data

	As of December 31, 2024
	(RMB in thousands)
			Primary
	VNET	Other	Beneficiary of	VIEs and VIEs’	Eliminating	Consolidated
	Group, Inc.	Subsidiaries	VIEs	Subsidiaries	Adjustments	Totals
Cash and cash equivalents	539	535,561	4,467	951,869	—	1,492,436
Accounts receivable, net	—	145,497	—	1,510,487	—	1,655,984
Amount due from inter-companies	9,335,836	14,735,203	283,474	—	(24,354,513)	—
Property and equipment, net	—	10,066,171	—	7,150,464	—	17,216,635
Investment in subsidiaries and VIEs	—	966,028	855,818	134,639	(1,956,485)	—
Others	191,548	3,393,138	2,233	8,405,068		11,991,987
Total assets	9,527,923	29,841,598	1,145,992	18,152,527	(26,310,998)	32,357,042
Accounts payable	58	134,572	(12)	574,642	—	709,260
Amounts due to inter-companies	1,198,728	19,005,822	—	4,149,963	(24,354,513)	—
Others	1,963,237	8,761,706	191,286	13,810,734	—	24,726,963
Total liabilities	3,162,023	27,902,100	191,274	18,535,339	(24,354,513)	25,436,223
Total equity	6,365,900	1,939,498	954,718	(382,812)	(1,956,485)	6,920,819

	As of December 31, 2023
	(RMB in thousands)
			Primary
	VNET	Other	Beneficiary of	VIEs and VIEs’	Eliminating	Consolidated
	Group, Inc.	Subsidiaries	VIEs	Subsidiaries	Adjustments	Totals
Cash and cash equivalents	30	1,318,217	1,598	923,692	—	2,243,537
Accounts receivable, net	—	303,519	—	1,412,456	—	1,715,975
Amount due from inter-companies	13,352,240	8,875,605	292,140	—	(22,519,985)	—
Property and equipment, net	—	5,625,625	—	7,398,768	—	13,024,393
Investment in subsidiaries and VIEs	—	869,385	703,772	132,491	(1,705,648)	—
Others	192,953	5,781,281	806	7,426,958	—	13,401,998
Total assets	13,545,223	22,773,632	998,316	17,294,365	(24,225,633)	30,385,903
Accounts payable	57	201,315	968	493,837	—	696,177
Amounts due to inter-companies	1,225,778	15,537,200	—	5,757,007	(22,519,985)	—
Others	6,304,973	4,941,706	153,260	11,775,404	—	23,175,343
Total liabilities	7,530,808	20,680,221	154,228	18,026,248	(22,519,985)	23,871,520
Total equity	6,014,415	2,093,411	844,088	(731,883)	(1,705,648)	6,514,383

Selected Condensed Consolidating Cash Flows Data

	For the Year Ended December 31, 2024
	(RMB in thousands)
			Primary
	VNET	Other	Beneficiary of	VIEs and VIEs’	Eliminating	Consolidated
	Group, Inc.	Subsidiaries	VIEs	Subsidiaries	Adjustments	Totals
Net cash generated from (used in) operating activities	23,174	(203,757)	(5,051)	2,191,027	—	2,005,393
Loans to inter-companies	(22,574)	—	—	(1,000,000)	1,022,574	—
Other investing activities	(91)	(3,295,562)	—	(1,095,055)	—	(4,390,708)
Net cash used in investing activities	(22,665)	(3,295,562)	—	(2,095,055)	1,022,574	(4,390,708)
Borrowings under loan from inter-companies	4,273,020	(1,624,026)	7,920	(1,634,340)	(1,022,574)	—
Other financing activities	(4,273,020)	1,980,633	—	1,664,733	—	(627,654)
Net cash generated from (used in) financing activities	—	356,607	7,920	30,393	(1,022,574)	(627,654)

	For the Year Ended December 31, 2023
	(RMB in thousands)
			Primary
	VNET	Other	Beneficiary of	VIEs and VIEs’	Eliminating	Consolidated
	Group, Inc.	Subsidiaries	VIEs	Subsidiaries	Adjustments	Totals
Net cash generated from (used in) operating activities	29,940	615,338	(594)	1,418,796	—	2,063,480
Loans to inter-companies	(30,861)	(133,559)	—	(1,360)	165,780	—
Other investing activities	(6,710)	(2,468,674)	—	(1,429,725)	—	(3,905,109)
Net cash used in investing activities	(37,571)	(2,602,233)	—	(1,431,085)	165,780	(3,905,109)
Borrowings under loan from inter-companies	—	1,489,867	1,900	(1,325,987)	(165,780)	—
Other financing activities	—	2,974,956	—	966,178	—	3,941,134
Net cash generated from (used in) financing activities	—	4,464,823	1,900	(359,809)	(165,780)	3,941,134

	For the Year Ended December 31, 2022
	(RMB in thousands)
			Primary
	VNET	Other	Beneficiary of	VIEs and VIEs’	Eliminating	Consolidated
	Group, Inc.	Subsidiaries	VIEs	Subsidiaries	Adjustments	Totals
Net cash (used in) generated from operating activities	(14,927)	1,205,977	(36)	1,351,179	—	2,542,193
Loans to inter-companies	(1,821,208)	(73,321)	—	75,331	1,819,198	—
Other investing activities	151,150	(1,785,732)	—	(1,924,670)	—	(3,559,252)
Net cash used in investing activities	(1,670,058)	(1,859,053)	—	(1,849,339)	1,819,198	(3,559,252)
Borrowings under loan from inter-companies	—	820,755	50	998,393	(1,819,198)	—
Other financing activities	1,592,627	460,351	—	245,102	—	2,298,080
Net cash generated from financing activities	1,592,627	1,281,106	50	1,243,495	(1,819,198)	2,298,080

Transfer of Cash Through Our Organization

VNET Group, Inc. is a Cayman Islands holding company with no material operations of its own. We currently conduct our operations primarily through the VIEs and their subsidiaries. As of December 31, 2024, we had RMB2,081.1 million in cash and cash equivalents and restricted cash. Although we consolidate the results of the variable interest entities and their subsidiaries, we only have access to the assets or earnings of the variable interest entities and their subsidiaries through our contractual arrangements with the variable interest entities and their shareholders.

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

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB

	(in thousands)
Cash received by VNET Group, Inc(1)	120,488	242,571	4,273,340
Cash paid by VNET Group, Inc. to subsidiaries	(1,941,696)	(273,432)	(23,893)
Cash paid by subsidiaries to VIEs	(3,043,923)	—	—

Note:

(1)	Cash received by VNET Group, Inc in 2024 primarily for the purposes of repurchase of 2026 Convertible Notes.

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

Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries and VIEs are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC subsidiaries and VIEs may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. Furthermore, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in accordance with the law, which could materially and adversely affect our PRC subsidiaries’ ability to pay dividends and other distributions to us. Any limitation on the ability of our subsidiaries to distribute dividends to us or on the ability of the VIEs to make payments to us may restrict our ability to satisfy our liquidity requirements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends paid by our operating subsidiaries to fund cash and financing requirements, and limitations on the ability of our operating subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and fund our operations.”

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

Our offshore holding company is permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, subject to the approval of government authorities and limits on the amount of capital contributions and loans. This may delay or prevent us from using the proceeds from our overseas financing activities to make loans or capital contributions to our PRC subsidiaries. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds from our overseas offerings to make loans or additional capital contributions to our PRC subsidiaries or consolidated affiliated entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

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

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid in the Chinese mainland and Hong Kong, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Hypothetical pre-tax earnings(1)	100.00
Tax on earnings at statutory rate of 25%(2) at PRC subsidiary level	(25.00)
Amount to be distributed as dividend from a PRC subsidiary to a Hong Kong subsidiary	75.00
Withholding tax at tax treaty rate of 5%(3)	(3.75)
Amount to be distributed as dividend at Hong Kong subsidiary level and net distribution to VNET Group, Inc.	71.25

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount is assumed to equal Chinese taxable income.
(2)	Certain of our subsidiaries and the VIEs qualify for a 15% preferential income tax rate in China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.
(3)	China’s Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise to its immediate holding company outside of the Chinese mainland. A lower withholding income tax rate of 5% is applied if the foreign invested enterprise’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with the Chinese mainland, subject to a qualification review at the time of the distribution. There is no incremental tax at Hong Kong subsidiary level for any dividend distribution to VNET Group, Inc. If a 10% withholding income tax rate is imposed, the withholding tax will be 7.5 and the amount to be distributed as dividend at Hong Kong subsidiary level and net distribution to VNET Group, Inc. will be 67.5.

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

A description of factors that could materially affect our business, financial condition or operating results is provided below.

Summary of Risk Factors

An investment in our ADSs involves significant risks. The operational risks associated with being based in and having operations in the Chinese mainland also apply to operations in Hong Kong. The legal risks associated with being based in and having operations in the Chinese mainland are expected to apply to the Chinese mainland entities and businesses, rather than entities or businesses in Hong Kong which operate under a different set of laws from the Chinese mainland. Below is a summary of material risks we, our subsidiaries and VIEs face.

Risks Related to Our Business and Industry

●	We may not be able to successfully implement our growth strategies or manage our growth.
●	We may not be able to increase sales to our existing customers and attract new customers, which would adversely affect our results of operations.
●	Delays in the construction of new data centers or the expansion of existing data centers could involve significant risks to our business.

●	If we are unable to meet our customers’ requirements, our reputation and results of operations could suffer.
●	Our business requires us to make significant capital expenditures and resource commitments prior to recognizing revenue for those services.
●	Any significant or prolonged failure in our infrastructure or services would lead to significant costs and disruptions and would reduce our revenues, harm our business reputation and have a material adverse effect on our financial condition and results of operations.
●	We rely on customers in the internet industry for a significant portion of our revenues.
●	Failure to maintain our partnership with Microsoft may have a material and adverse effect on our operations and the strategic goals of our cloud service business.
●	We depend on third-party suppliers for key elements of our network infrastructure, data center and telecommunication network services, and we also compete with some of the third-party suppliers, primarily China Telecom, China Unicom and China Mobile, for certain telecommunication resources.

Risks Related to Our Corporate Structure

●	If the PRC government deems that the contractual arrangements in relation to the consolidated VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we may be subject to severe penalties or be forced to relinquish our interests in the operations of the consolidated VIEs and their subsidiaries.
●	We rely on contractual arrangements with the variable interest entities and their shareholders for our China operations, which may not be as effective as direct ownership in providing operational control. Any failure by the variable interest entities or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.
●	The shareholders of the variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Risks Related to Doing Business in China

●	The Chinese government may intervene or influence operations of a China-based company, such as us, or may strengthen more control over offerings conducted overseas and foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our ordinary shares. Additionally, the PRC government has recently indicated an intent to strengthen oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
●	The approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval.
●	Adverse changes in political and economic policies or political or social conditions of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our services and adversely affect our competitive position.
●	If we fail to acquire, obtain or maintain applicable telecommunications licenses, or are deemed by relevant governmental authorities to be operating without full compliance with the laws and regulations, our business would be materially and adversely affected.
●	If the PCAOB is prevented from fully evaluating audits and quality control procedures of our auditor, investors may be deprived of the benefits of such PCAOB inspections.

●	Our ADSs may be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks Related to Our ADS

●	The market price of our ADSs has fluctuated and may continue to be volatile, which could result in substantial losses to holders of our ADSs.
●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ADSs and/or ordinary shares for return on your investment
●	Our multi-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.
●	The sales or potential sales of a substantial number of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the price of our ADSs to decline.
●	Techniques employed by short sellers may drive down the market price of our ADSs and/or ordinary shares.
●	Certain major shareholders will continue to own a substantial number of our securities and as a result, may be able to exercise significant influence over certain matters. These shareholders may have different interests from our or your interests.
●	The ADSs and ordinary shares are equity and are subordinate to our existing and future indebtedness, the convertible notes and any preferred shares we may issue in the future.
●	ADS holders may have fewer rights than holders of our ordinary shares and must act through the depositary to exercise those rights.
●	We are exempt from certain corporate governance requirements of Nasdaq and we intend to rely on certain exemptions.
●	We are a foreign private issuer within the meaning of the rules under the U.S. Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Risks Related to Our Business and Industry

We may not be able to successfully implement our growth strategies or manage our growth.

Our total net revenues generated from hosting and related services increased from RMB7,065.2 million in 2022 to RMB7,412.9 million in 2023, and increased to RMB8,259.1 million in 2024, representing a compound annual growth rate, or CAGR, of 8.1%. As of December 31, 2024, we had an aggregate capacity in service of 486MW from our wholesale IDC business and 52,107 cabinets in service from our retail IDC business. In order to meet growing customer demands, we plan to continue to increase our service capacity through new self-built data centers and new phases of existing self-built data centers, which require us to commit a substantial amount of operating and financial resources. Furthermore, we intend to continue expanding our overall service offerings, customer base, employee headcount, and operations. Our planned capital expenditures, together with our ongoing operating expenses, will cause substantial cash outflows.

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

We have been providing retail data center services to customers by offering them colocation, interconnectivity and other value-added services with standardized cabinets since our inception. In 2019, we developed our “dual-core” growth strategy to expand into wholesale data center services to construct and develop hyperscale data center sites for large-scale technology companies based on their customized standards. The wholesale data center services market has a different competitive landscape, and different consumer preferences and spending patterns from the retail data center services market. We have built brand recognition in this market and may need to further strengthen our brand recognition through further investments in sales and promotional activities in addition to those that we originally planned. Our ability to attract customers of wholesale services will depend on a variety of factors, including our capabilities in data center design, construction and delivery, data centers’ operating reliability and security as well as our management and maintenance services. Our inability to develop, provide or effectively execute any of these initiatives may hinder the implementation of this new growth strategy and may adversely affect our business, financial condition and results of operations.

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

Our growth depends on our ability to continue to expand our service offerings to existing customers and attract new customers. Our customer base for hosting and related services decreased overall from 2023 to 2024 due to the disposition of the assets of the Taiwan branch of Diyixian.com Limited in 2024 but remained relatively stable excluding this transaction. Our average monthly recurring revenues per cabinet for retail IDC business were RMB8,946, RMB8,852, and RMB8,769 for the years ended December 31, 2022, 2023, and 2024, respectively. We may be unable to sustain our growth for a number of reasons, such as:

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

Government policies and restrictions on the construction of new data centers or the expansion of existing data centers may also have a material impact on our business. For example,on July 3, 2023, the Development and Reform Commission of Beijing Municipality published the Notice on Further Strengthening the Regulations on Energy Conservation Monitoring of Data Center Projects, which replaced the Regulations on Further Strengthening the Energy Conservation Monitoring of Data Center Projects and reaffirmed the aforementioned energy conservation requirements. For more detailed information, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Value-Added Telecommunications Business—Energy Conservation of Internet Data Centers.” These regulatory developments regarding their implementation may adversely affect the expansion and/or construction progress of our data centers. While we endeavor to obtain the required regulatory approvals for the development and operation of our data centers (including fixed asset investment project filings and conducting energy conservation examinations of our data center construction projects to meet the requirements under national and local laws and regulations), we cannot assure you that all of our data centers have met the requirements or that we have obtained or will obtain all relevant approvals, the lack of which could have an adverse effect on our business and expected growth.

Furthermore, technologies that require greater computing power have developed rapidly in recent years. Given that the computing power, which may rely on IDC and cloud services, exerts significant influence over such technologies, regulations, policies and rules with respect to new data center development have been issued in order to meet the demand for data and computing power.

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

Our business requires us to make significant capital expenditures and resource commitments prior to recognizing revenue for those services.

We have a long selling cycle for our services, which typically requires significant investment of capital, human resources and time by both our customers and us. Constructing, developing and operating our data centers require significant capital expenditures. A customer’s decision to utilize our colocation services, our managed solutions or our other services typically involves time-consuming contract negotiations regarding the service level commitments and other terms, and substantial due diligence on the part of the customer regarding the adequacy of our infrastructure and attractiveness of our resources and services. Furthermore, we may expend significant time and resources in pursuing a particular sale or customer, and we do not recognize revenue for our services until such time as the services are provided under the terms of the applicable agreement. Our efforts in pursuing a particular sale or customer may not be successful, and we may not always have sufficient capital on hand to satisfy our working capital needs between the date on which we sign an agreement with a new customer and when we first receive revenue for services delivered to the customer. If our efforts in pursuing sales and customers are unsuccessful, or our cash on hand is insufficient to cover our working capital needs over the course of our long selling cycle, our financial condition could be negatively affected.

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

We derived a significant portion of our revenues in 2022, 2023, and 2024 from customers in China’s internet industry, including online media, e-commerce, live broadcasting, social networking, online gaming companies, portals, search engines, financial technology companies, cloud service providers and local life service providers. The business models of some internet companies are relatively new and have not been well proven. Many internet companies base their business prospects on the continued growth of the internet market, which may not happen as expected.

Furthermore, we are susceptible to adverse developments in the industry in which our customers operate. Our customers in the internet industry may be potentially subject to more scrutiny or experience a downturn in their business, which in turn could result in their inability or failure to make timely payments to us pursuant to their contracts with us or inability to renew our existing contracts with them. In the event of customer default or enhanced scrutiny on our customer’s business, our liquidity could be materially and adversely impacted and we may experience delays in enforcing our rights and may incur substantial costs in protecting our investment. The inability of any of our major customer to meet its payment obligation or decreased demand in our services due to enhanced scrutiny over their business or business downturns could impact us negatively and significantly.

In addition, our business would suffer if companies in the internet industry reduce the outsourcing of their data center services. If any of these risks materialize, we may lose customers or have difficulties in selling our services, which would materially and adversely affect our business and results of operations.

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

For the period starting from July 2022, the PRC government authorities further enhanced regulations on internet and cyber security by promulgating related new rules and regulations, including the Measures for the Security Assessment of Cross - border Transfer of Data, which became effective on September 1, 2022, the Measures for the Administration of Data Security in the Field of Industry and Information Technology (for Trial Implementation), which became effective on January 1, 2023, the Provisions on Promoting and Regulating Cross - border Data Transfer published on March 22, 2024, the Data Security Regulations, which was published on September 24, 2024 and became effective on January 1, 2025, and the Implementing Rules for the Risk Assessment of Data Security in the Field of Industry and Information Technology (Trial Implementation), which was issued on May 10, 2024 and came into effect on June 1, 2024. For detailed discussion, please see “Item 4. Information on the Company - Regulations - Regulations on Internet Security.”

Compliance with the above PRC laws and regulations including the Cybersecurity Law, the Regulations on Protection of Security of Critical Information Infrastructure, the Cybersecurity Review Measures and the Data Security Law, the Measures for the Security Assessment of Cross - border Transfer of Data, the Measures for the Administration of Data Security in the Field of Industry and Information Technology (for Trial Implementation), the Data Security Regulations, the Implementing Rules for the Risk Assessment of Data Security in the Field of Industry and Information Technology (Trial Implementation) as well as additional laws and regulations that PRC regulatory bodies may enact in the future, including laws and regulations regarding the cybersecurity, information security, privacy and data protection, may result in additional expenses to us and subject us to negative publicity, which could harm our reputation and business operations. The application and implementation of these laws and regulations are subject to interpretations. PRC regulators, including the Department of Public Security, the MIIT, the SAMR and the CAC, have been increasingly focused on regulation in the areas of data security and data protection, and are enhancing the protection of privacy and data security by rule-making and enforcement actions at central and local levels. We expect that these areas will receive greater and continued attention and scrutiny from regulators and the public going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

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

Our success depends in part upon our relationships with third-party suppliers, primarily China Telecom, China Unicom and China Mobile, for key elements of network infrastructure and telecommunication network services, including hosting facilities and bandwidth, and to some extent, optical fibers. We directly enter into agreements with the local subsidiaries of China Telecom, China Unicom and China Mobile, from whom we lease cabinets in the data centers built and operated by them, with power systems, cabling and wiring and other data center equipment pre-installed. Because each local subsidiary of China Telecom, China Unicom and China Mobile has independent authority and budget to enter into contracts, our contract terms with these subsidiaries vary and are determined on a case-by-case basis. We generally define “partnered” data centers as the data center space and cabinets we lease from China Telecom, China Unicom, China Mobile and other third parties through agreements. Based on the specific requests of our customers, demands in different cities and our strategy for points of presence, or POP, establishment, the locations and number of our partnered data centers may change from time to time. As of December 31, 2024, we leased a total of 3,402 cabinets that are housed in our partnered data centers, accounting for approximately 6.5% of the total number of our cabinets from retail IDC business.

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

The industries that we operate and our business operations are subject to extensive national, provincial and local governmental regulations, policies and controls. PRC governmental authorities and agencies regulate many aspects of Chinese industries, including without limitation, the following aspects:

●	construction or development of new data centers or renovation, rebuilding or expansion of existing data centers;
●	environmental protection laws and regulations;
●	security laws and regulations;
●	establishment of or changes in shareholder of foreign investment enterprises;
●	foreign exchange;
●	taxes, duties and fees;
●	customs;
●	land planning and land use rights;
●	energy conservation and emission reduction; and
●	internet security laws and regulations, including without limitation, the Cybersecurity Law, and the Trial Administrative Measures on the Use and Operation Maintenance of Internet Information Security Management System.

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

As part of our growth strategy, we have acquired, and may in the future acquire, companies that operate businesses complementary to ours. From time to time, we may also make alternative investments and enter into strategic partnerships or alliances as we see fit. For example, in August 2022, we, through one of our subsidiaries, acquired 100% of the equity interests in Kunshan Kunhui Network Co., Ltd., which primarily provides internet data center service, as part of our business strategy to expand the existing hosting service. In March 2023, we, through one of our consolidated affiliated entities, Langfang Huahai Network Technology Co., Ltd. (“Langfang Huahai”), acquired 100% equity interest in Sanhe Mingtai Digital Industrial Park Co., Ltd. (“Sanhe Digital”) with a consideration of 22.5% equity interest (share consideration) of Langfang Huahai, to acquire the property and land use rights for data center. Sanhe Digital was subsequently merged into Langfang Huahai in December 2023. In December 2023, we entered into a strategic cooperation agreement with SDHG to develop renewable energy projects in northern China and build innovative computing power network infrastructures encompassing data center, cloud computing and big data to promote the low-carbon and high-quality development of IDC services. In November 2024, we entered into a Cooperation Framework Agreement with Dajia Investment Holding Co., Ltd. and others to collaborate on the Taicang IDC Campus. In January 2025, we entered into a Share Purchase Agreement with Quin Link Inc., Yuedi Xiang, Hang Meng, and Piyun Network Technology Group Co., Ltd., among others, to ultimately acquire 100% of the share capital of Yi Yun Hongtu (Shanghai) Big Data Technology Co., Ltd. and its subsidiaries in phases extending until 2030. However, past and future acquisitions, partnerships or alliances may expose us to certain risks, including risks associated with:

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

We incurred a net loss of RMB762.0 million in 2022 and a net loss of RMB2,597.2 million in 2023. In 2024, we generated a net profit of RMB248.4 million. We cannot assure you that we will be able to generate net income in the future.

We expect our costs and expenses to increase in absolute amounts as we continue to grow our business. Moreover, we intend to continue to invest in the foreseeable future in expanding our data center infrastructure, improving our technologies, hiring qualified research and development personnel and offering additional solutions and products, which is expected to cause our cost of revenues, sales and marketing expenses and research and development expenses to continually increase. We also plan to invest in sales, marketing and branding efforts. These efforts may be more costly than we expect and our revenues may not increase sufficiently to offset our expenses, which may result in increased operating and net loss in the short term with no assurance that we will eventually achieve our intended long-term benefits or profitability. In addition, we have recorded significant fair value losses in prior periods arising from changes in the fair value of our 2027 convertible bonds, and we may continue to record such losses if the trading price of our shares increases.

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

As of December 31, 2024, our total consolidated indebtedness and other liabilities, representing the aggregate amount of borrowings, accounts and notes payable, accrued expenses and other payables and convertible promissory notes, were RMB16,001.8 million. In 2023, we successfully completed the repurchase of US$64.0 million then outstanding convertible senior notes due 2025 at 109% of the principal amount plus all accrued but unpaid interest. In February 2024, we successfully repurchased and cancelled our US$600 million 0.00% Convertible Senior Notes due 2026. Failure to service our debt would constitute an event of default under the terms of our outstanding debt, which would have a material adverse effect on our financial condition and results of operations. Furthermore, if our bond rating is downgraded or we incur any change of control event, our financial condition or results of operations would be materially and adversely affected.

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

We have substantial indebtedness. As of December 31, 2024, we had total outstanding debts (consisting of borrowings) of RMB9,776.6 million and convertible promissory notes of RMB1,897.7 million. In February 2024, we successfully repurchased and cancelled our US$600 million 0.00% Convertible Senior Notes due 2026. Based on our current expansion plans, we expect to continue to finance our operations partially through the incurrence of debt. Our indebtedness could, among other consequences:

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

If we are unable to comply with the restrictions and covenants in our current or future debt and other agreements, or we are unable to timely obtain waivers from relevant counterparties under such debt or other agreements, there could be a default under the terms of these agreements. In the event of a default under these agreements, the holders of the debt could terminate their commitments to lend to us, accelerate the debt and declare all amounts borrowed due and payable or terminate the agreements, whichever the case may be. In addition, our variable interest entities and subsidiaries may from time to time pledge the equity interests they hold in certain of their subsidiaries to the financial institutions as collateral to secure the loans or finance leases provided by these financial institutions. If there is any default under these loans or finance leases and we are unable to repay the debt, the pledged equity interests may be foreclosed by these creditors and our business could be adversely affected.

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

The holders of our convertible notes have certain repurchase rights pursuant to the terms under our convertible notes. For example, holders of our 2027 Convertible Notes, among others, have the right to require us to redeem for cash all of their 2027 Convertible Notes in the event of certain fundamental changes, including an occurrence of a change in control or a delisting of ADSs from a reputable international stock exchange, subject to certain conditions, at a redemption price equal to the sum of the principal amount of the notes, plus the total amount of accrued interest, plus Incremental Amount. Similarly, holders of the 2030 Convertible Notes have the right to require us to repurchase all or part of their 2030 Convertible Notes in cash on April 3, 2028 or, subject to certain conditions, in the event of certain fundamental changes, at a repurchase price equal to 100% of the principal amount of the 2030 Converitble Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the relevant repurchase date. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Convertible Notes” in this annual report on Form 20-F.

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

We are a large consumer of power and costs of power account for a significant portion of our overall costs for both our self-built data centers and partnered data centers. We may not be able to pass on increased power costs to our customers, which could harm our results of operations. For example, on December 2, 2022, the Development and Reform Commission of Guangdong Province and the Department of Industry and Information Technology of Guangdong Province jointly issued the Opinions on Strengthening the Layout and Construction of Data Centers, pursuant to which, the average PUE of data centers which are newly constructed and located in data center clusters of national hubs shall be at or below 1.25 while the average PUE of other data centers in Guangdong province shall be at or below 1.3. On July 3, 2023, the Development and Reform Commission of Beijing Municipality published the Notice on Further Strengthening the Regulations on Energy Conservation Monitoring of Data Center Projects, which replaced the Regulations on Further Strengthening the Energy Conservation Monitoring of Data Center Projects that was published in July 2021, and reaffirmed energy conservation requirements applicable to data center projects, including, among others, a limitation on the proportion of racks for data storage function, a requirement for higher usage percentage of renewable energy sources and lower PUE, as well as a restriction on the minimum actual utilization rate of the data center within two years after obtaining an energy conservation review opinion. On November 14, 2024, the Beijing Municipal Commission of Economy and Information, the Beijing Municipal Development and Reform Commission and the Beijing Municipal Communications Administration jointly issued the Beijing Existing Data Center Optimization Work Plan (2024-2027), which stipulates that by 2027, the energy efficiency levels of data centers in Beijing must fully comply with local standards, with the average annual PUE being reduced to below 1.35, and data centers with a PUE higher than 1.35 are identified as the primary targets for optimization. For more detailed information, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Value-Added Telecommunications Business—Energy Conservation of Internet Data Centers.” Such regulations have directly or indirectly increased our cost of power. If we are unable to pass these increased power costs on to consumers, these regulations may adversely affect our results of operations.

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

Negative publicity and allegations about us, our products and services, our financial results, our market position or our industry in general, including by short sellers or investment research firms, regardless of their veracity, may adversely damage our brand, public image and reputation, harm our ability to attract and retain users and result in material adverse impact on our share price, business and results of operations. For example, in September 2014, Trinity Research Group, or Trinity, a short seller that was allegedly formed in 2014, issued reports alleging that we operated through a Ponzi scheme and reported fraudulent financials and operating metrics. The trading price of our ADSs declined and two shareholder class action lawsuits were filed against us and some of our directors and senior executive officers. Although through two separate and comprehensive rebuttal reports, we rejected all the allegations set out in Trinity’s reports, and such class action lawsuits were settled in 2018, our share price fluctuated after such negative publicity. In December 2023, a shareholder class action lawsuit was filed against us in the United States District Court for the Southern District of New York, alleging that between March 23, 2022 and February 17, 2023, we made materially false and/or misleading statements, as well as failed to disclose material adverse facts about our business, operations and prospects. As of the date of this annual report, we have filed a motion to dismiss this suit, which is currently pending before the court. We may be involved in similar class action lawsuits in the future. We may also be adversely affected if market players in our industry are involved in negative publicity involving certain cybersecurity incidents that could result in unauthorized release of confidential or otherwise protected information, harm to individuals or property and loss or compromise of important or sensitive data. Any negative publicity could adversely damage our brand, public image and reputation, which may have an adverse impact on our business and results of operations.

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

We operate several self-built data centers in China and most of our self-built data centers are located on leased properties. We lease buildings with suitable power supplies and safe structures meeting our data center requirements and convert them into data centers by installing power generators, air conditioning systems, cables, cabinets and other equipment. We also build our own data centers from the ground up after obtaining suitable land. We also purchase data centers in use or under construction from third parties. We generally refer to these three types of data centers as “self-built” data centers. Our leases generally have renewal terms based on both parties’ negotiation. We plan to negotiate with lessor to renew our existing leases upon expiration. However, we may not be able to renew these leases on commercially reasonable terms, if at all. We may experience an increase in rent payments. In addition, although the lessors of our self-built data centers generally do not have the right of early termination and we have not experienced any early termination by the lessors as of the date of this annual report, leases could be terminated early if we are in material breach of the lease agreements or the leased premises become unavailable due to reasons beyond the lessors’ control. If our leases for data centers were terminated early, we may have to relocate our data center equipment and the servers and equipment of our customers to a new building and incur significant costs related to relocation. Any relocation could also affect our ability to provide services and harm our reputation. As a result, our business and results of operations could be materially and adversely affected.

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

We were named as a defendant in a pending shareholder class action lawsuit, if we are involved in similar class action lawsuits, such proceedings could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

We have been named as defendant in a pending shareholder class action lawsuit described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” We had in the past settled some shareholder class action lawsuits and there is currently one shareholder class action lawsuit pending in the United States District Court for the Southern District of New York. As of the date of this annual report, we have filed a motion to dismiss this suit, which is currently pending before the court. We may continue to be involved in similar class action lawsuits in the future. Any such class action lawsuit, whether or not successful, may utilize a significant portion of our cash resources, divert management’s attention from the day-to-day operations of our company, harm our reputation and restrict our ability to raise capital in the future, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

Our business depends substantially on the continuing efforts of our executives, and our business may be severely disrupted if we lose their services.

Our future success heavily depends upon the continued services of our executives and other key employees. In particular, we rely on the expertise and experience of Mr. Sheng Chen, our founder, executive chairperson of the board of directors and interim Chief Executive Officer. We rely on their industry expertise, their experience in our business operations and sales and marketing, as well as their relationships with our employees, major shareholders, customers and government authorities. If one or more of our senior executives were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all. If any of our senior executives joins a competitor or forms a competing company, we may lose customers, suppliers, key professionals and staff members. Each of our executive officers has entered into an employment agreement with us, which contains non-competition provisions. However, if any dispute arises between our executive officers and us, we cannot assure you the extent to which any of these agreements could be enforced in China, where these executive officers reside, in light of the continuous development of China’s legal system. See “— Risks Related to Doing Business in China —The legal system in the Chinese mainland is evolving, which could limit legal protections available to you and us.”

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

We consider our copyrights, trademarks, trade names, patents and internet domain names invaluable to our ability to continue to develop and enhance our brand recognition. Protection measures of intellectual property rights are different among jurisdictions, certain measures in foreign countries may not be as protective as those in the United States. We utilize proprietary know-how and trade secrets and employ various methods to protect such intellectual property. Unauthorized use of our copyrights, trademarks, trade names, patents and domain names may damage our reputation and brand. Preventing copyright, trademark, patent and trade name infringement or misuse could be difficult, costly and time-consuming. The measures we take to protect our copyrights, trademarks, patents and other intellectual property rights are currently based upon a combination of trademark, copyright and patent laws in China and may not be adequate to prevent unauthorized uses. Furthermore, application of laws governing intellectual property rights in China is evolving, and could involve substantial risks to us. If we are unable to adequately protect our trademarks, copyrights, patents and other intellectual property rights in the future, we may lose these rights, our brand name may be harmed, and our business may suffer materially. Furthermore, our management’s attention may be diverted by violations of our intellectual property rights, and we may be required to enter into costly litigation to protect our proprietary rights against any infringement or violation.

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

In March 2017, we signed an investment agreement with Warburg Pincus to establish a multi-stage joint venture and build a digital real estate platform in China. The cooperation was expected to allow us to reduce capital expenditures as Warburg Pincus will take primary responsibilities to build new wholesale data centers. In July 2019, we reached a supplemental agreement with Warburg Pincus to restructure the partnership. Pursuant to the agreed restructuring arrangement, one of the joint ventures has distributed its assets and projects to us and to Princeton Digital Group (PDG), a Warburg Pincus-backed company, on a pro rata basis in principle, respectively. After distribution, we obtained 100% ownership of a project under development in the Shanghai Waigaoqiao Free Trade Zone, as well as a certain amount of cash. In addition, we and Warburg Pincus have adjusted the existing holding structure for operating the current projects. All the projects under our cooperation with Warburg Pincus are operated at our self-built data centers. However, the benefits from our partnership with Warburg Pincus may take longer than expected to realize, if at all.

A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our results of operation.

The global macroeconomic environment is facing numerous challenges. The growth rate of the Chinese economy has gradually slowed since 2010 and the trend may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. The global economy has been also facing challenges arising from uncertainties over the impact of the Russia-Ukraine war, Israel-Gaza conflict, the ongoing trade disputes and tariffs between China and the United States, as well as health epidemics and other outbreaks, and the related economic policies taken by various governments in the world. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China.

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

In addition, the U.S. government has added many Chinese companies and institutions to the Entity List under the Export Administration Regulations (the “EAR”), and imposed targeted economic and trade restrictions on them that, if not waived, will limit their access to U.S.-origin goods and technologies, as well as goods and technologies that contain a significant portion of U.S.-origin goods and technologies. The United States has also in certain circumstances threatened to impose further export control, sanctions, trade embargoes, additional import tariffs and other heightened regulatory requirements on China and China-based companies. These sanctions, additional tariffs and actions have raised concerns that there may be increasing regulatory challenges or enhanced restrictions against China and other China-based technology companies, including us, in a wide range of areas. In addition, a number of other countries and jurisdictions, including China and the European Union, have adopted various export control and economic or trade sanction regimes. Due to the important role played by Chinese high-tech companies on the Entity List in the global supply chain or in China for industries including telecommunications, information technology infrastructure and Internet of things, prolonged restrictions against such companies could cause a material negative impact to all such industries, which may in turn materially and adversely affect our business, financial condition and results of operations.

Furthermore, in recent years, the United States has increased export controls restrictions on China through the EAR, administered by the Bureau of Industry and Security of the U.S. Department of Commerce (the “BIS”). For example, the BIS issued rules, effective on April 4, 2024, aimed at restricting China’s ability to obtain advanced computing integrated circuits, develop and maintain supercomputers, and manufacture advanced semiconductors. Among other measures, the BIS rules restrict activities of U.S. persons that may be considered to be supporting integrated circuit development or production efforts in China and restrict the export, reexport or transfer of certain integrated circuits and related materials. There can be no assurance that the United States or other countries will not impose more stringent export controls that may prohibit or further restrict our ability to, directly or indirectly, source items and technologies we use for our operations, or otherwise affect our business. It is difficult to predict what further trade - related actions the United States or other governments may take, and we may be unable to quickly and effectively react to or mitigate such actions.

Recently, the United States has proposed to impose multiple rounds of tariffs on a wide range of goods imported from multiple countries, including China, and China has responded with retaliatory tariffs. Since February 2025, the U.S. administration has proposed to increase the total tariff level for imported Chinese goods to 145% and additional tariff increase could be imposed as the trade tension between the two countries continues to heighten. On April 10, 2025, China has responded by hiking its levies on U.S. imports to 125% from 34%. Historically, tariffs have led to increased trade and political tensions, between the U.S. and China, as well as between the U.S. and other countries. Political tensions as a result of trade policies could reduce trade volume, cross-border investment, technological exchange, and other economic activities between major economies, resulting in a material adverse effect on global economic conditions and the stability of global financial and stock markets. Moreover, the heightened geopolitical uncertainty and potential for further escalation may discourage investments in securities issued by China-based issuers (including us) and affect the global macroeconomic environment. For example, it has been reported that the U.S. administration may consider imposing further restrictions or prohibitions on trading of Chinese securities. Although cross-border trade is not our principal business, any such geopolitical developments could materially and adversely affect our overall financial performance and prices of our ADSs.

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

There have been changes in international trade policies and rising political tensions, particularly between the U.S. and China. Political tensions between the United States and China have escalated due to due to various incidents relating to trade dispute, sovereign integrity, and sanctions, among others. For example, in August 2022, the U.S. enacted the Creating Helpful Incentives to Produce Semiconductors and Science Act of 2022 (CHIPS Act). The CHIPS Act aims to strengthen U.S. domestic semiconductor manufacturing, design and research, fortify the economy and national security, and to help the U.S. compete economically against China. On October 28, 2024, the U.S. Department of the Treasury issued a final rule on outbound investment, or the Final Rule, to implement the executive order of August 9, 2023. The Final Rule became effective on January 2, 2025, and restricts direct and indirect investment by U.S. persons into companies with specified connections to China that use specific technologies of concern related to three sectors: (i) semiconductors and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems. Moreover, on April 9, 2025, the U.S. government informed Nvidia that it requires a license to export its H20 chips to China. Against this backdrop, China has implemented, and may further implement, measures in response to the changing trade policies, treaties, tariffs and sanctions and restrictions against Chinese companies initiated by the U.S. government. If the political tension between the United States and China intensifies and further regulations affecting our business or customers are passed, our business may be materially and adversely affected.

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

Our management and independent registered public accounting firm have concluded that our internal control over financial reporting as of December 31, 2024 was effective. However, we cannot assure you that in the future our management or our independent registered public accounting firm will not identify material weaknesses during the Section 404 of the Sarbanes-Oxley Act audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of our ADSs, and harm our reputation. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

A significant amount of judgment is involved in determining the presence of an indicator of impairment. For the year ended December 31, 2023, due to weaker-than-expected operations, the result of our annual impairment test indicated that there were impairment indicators for certain long-lived asset groups concerning recoverability. Impairment loss is calculated as the amount by which the carrying value of the relevant asset groups exceeds their estimated fair value. Impairment loss of long-lived assets of RMB506.7 million was recorded for the year ended December 31, 2023. We did not record impairment loss of long-lived assets in 2024.

In addition, as part of our annual impairment test on goodwill, considering the adverse changes in macroeconomic and market conditions in 2023 as well as a sustained decrease in share price, we determined that a quantitative impairment assessment of goodwill was required for the year ended December 31, 2023. Based on the quantitative assessment results, the difference of the reporting unit’s carrying amount over its fair value exceeded the total amount of goodwill as of December 31, 2023. Therefore, we recognized impairment of goodwill in its full amount of RMB1,364.2 million for the year ended December 31, 2023.

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

As of February 28, 2025, 17,990,868 restricted stock units, or RSUs were outstanding, representing 17,990,868 Class A ordinary shares that have been granted to our employees, directors and consultants but not vested; as of the same date, options to purchase 346,422 Class A ordinary shares under our 2010 share incentive plan, or the 2010 Plan, 2014 share incentive plan, or the 2014 Plan, and 2020 share incentive plan, or the 2020 Plan, have been granted and vested to our employees, directors and consultants but not exercised. For details about our share incentive plans, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.” We believe share-based incentive awards enhance our ability to attract and retain key personnel and employees, and we will continue to grant stock options, restricted stock units and other share-based awards to employees in the future.

We account for share-based compensation in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 718, Compensation — Stock Compensation, which generally requires that share-based awards granted to employees be measured and recognized, as an expense, based on the grant date fair value and recognized as compensation expenses over the requisite service period or performance period. For the years ended December 31, 2022, 2023, and 2024, we incurred share-based compensation expense of RMB118.2 million, RMB35.3 million, and RMB148.6 million, respectively. If our share-based compensation expenses continue to be significant, our results of operations would be materially and adversely affected. However, if we limit the size of grants under our share incentive plans to minimize share-based compensation expenses, we may not be able to attract or retain key personnel.

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

Risks Related to Our Corporate Structure

If the PRC government deems that the contractual arrangements in relation to the consolidated VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we may be subject to severe penalties or be forced to relinquish our interests in the operations of the consolidated VIEs and their subsidiaries.

The PRC government regulates telecommunications-related businesses through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership of PRC companies that engage in telecommunications-related businesses. Specifically, pursuant to the 2024 Negative List (as defined below), foreign investors are not allowed to own more than a 50% equity interest in any PRC company engaging in value-added telecommunications businesses (except for e-commerce, domestic multi-party communications services, information storage and re-transmission services, and call center services). See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Foreign Investment in Telecommunications Enterprises.”

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

There are uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business, or the enforcement and performance of our contractual arrangements with the consolidated affiliated entities, including but not limited to VNET Technology, BJ iJoy, HuLianXinCheng Network and SH Zhiyan. These laws and regulations may be subject to change, and their application and enforcement are subject to official interpretation, and therefore, we cannot assure you that we would always be in full compliance with applicable laws and regulations, the violation of which may have adverse effect on our business and our reputation.

In April 2024, as part of our corporate governance improvement initiative, we revisited contractual arrangements with certain VIEs and their respective shareholders and entered into a series of amended and restated contractual agreements to replace and supersede in their entirety the prior contractual agreements entered into years ago. As of the date of this annual report, Han Kun Law Offices, our PRC legal counsel, based on its understanding of the relevant laws and regulations, is of the opinion that as of the date of this annual report, each of the contracts composing the contractual arrangements among us, our wholly-owned PRC subsidiaries, the variable interest entities and their shareholders is valid, legally binding and enforceable upon each party of such agreements under PRC laws and regulations, and does not result in any violation of PRC laws or regulations currently in effect. However, we have been advised by our PRC legal counsel that there are uncertainties regarding the interpretation and application of current and future PRC laws and regulations, including the Overseas Listing Regulations, the telecommunications circular described above and the Telecommunications Regulations of the PRC, and the relevant regulatory measures concerning the telecommunications industry, and there can be no assurance that the PRC government authorities will take a view that is consistent with the opinion of our PRC legal counsel. Therefore, we cannot assure you that the PRC government authorities that regulate providers of data center service and other telecommunication services and other participants in the telecommunications industry would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have discretion in interpreting these laws and regulations.

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

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of the variable interest entities in our consolidated financial statements, if the PRC government authorities were to find our legal structure and contractual arrangements to be non-compliant with PRC laws and regulations. We also cannot be certain that equity interests in the variable interest entities will be disposed of in accordance with the contractual arrangements among our PRC subsidiaries, the variable interest entities and the nominee shareholders of the variable interest entities. In addition, new PRC laws, regulations, and rules may be introduced to impose additional requirements, posing additional challenges to our corporate structure and contractual arrangements. If the imposition of any of these government actions causes us to lose our right to direct the activities of the variable interest entities or our right to receive substantially all the economic benefits and residual returns from the variable interest entities and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of the variable interest entities in our consolidated financial statements. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in the variable interest entities, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest. Occurrence of any of these events could materially and adversely affect our business, financial condition and results of operations. In addition, if the imposition of any of these penalties or requirement to restructure our corporate structure causes us to lose the rights to direct the activities of the variable interest entities or our right to receive their economic benefits, we would no longer be able to consolidate such variable interest entities in our consolidated financial statements in accordance with U.S. GAAP. In addition, our shares may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of the VIEs that conduct all or substantially all of our operations. However, we do not believe that such actions would result in the liquidation or dissolution of our company, our wholly-owned subsidiaries in China or the variable interest entities or their subsidiaries. For the years ended December 31, 2022, 2023 and 2024, our consolidated affiliated entities contributed most of our total net revenues.

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

All of these contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. Uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The legal system in the Chinese mainland is evolving, which could limit legal protections available to you and us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing these contractual arrangements, it would be very difficult to exert effective control over the variable interest entities. As a result, our ability to conduct our business may be materially and adversely affected, and we may not be able to consolidate the financial results of the relevant affiliated entities into our consolidated financial statements in accordance with the U.S. GAAP, which may materially and adversely affect our results of operations and damage our reputation. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The legal system in the Chinese mainland is evolving, which could limit legal protections available to you and us.”

The shareholders of the variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

We conduct our operations in China through contractual arrangements among us, our wholly-owned PRC subsidiaries, the variable interest entities and their shareholders and we rely on the shareholders of the variable interest entities to abide by the obligations under such contractual arrangements. In particular, VNET Technology, is 95% owned by Mr. Sheng Chen, our founder, executive chairperson and interim Chief Executive Officer and 5% owned by Mr. Jun Zhang, our co-founder. Mr. Sheng Chen is also the ultimate shareholder of VNET Group, Inc. The interests of Mr. Sheng Chen and Mr. Jun Zhang as the shareholders of VNET Technology may differ from the interests of our company as a whole, as what is in the best interests of VNET Technology may not be in the best interests of our company. We cannot assure that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or that conflicts of interest will be resolved in our favor. In addition, these individuals may breach or cause the variable interest entities and their subsidiaries to breach or refuse to renew the existing contractual arrangements with us.

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

On February 17, 2023, the CSRC issued the Overseas Listing Regulations, which became effective on March 31, 2023. Pursuant to the Overseas Listing Regulations, domestic companies directly or indirectly offer securities or list on overseas markets, including (i) Chinese companies limited by shares and (ii) overseas enterprises with business mainly conducted in China and intends to use its domestic equity, assets, income or other similar interests to offer securities or list on overseas markets, shall submit filing materials to CSRC within three working days after the submission of the application documents for an initial public offering overseas. For issuance of listed securities overseas after listings on the overseas market, filing materials should be submitted to CSRC within three working days after the completion of the issuance. Failure to complete the filing under the Overseas Listing Regulations or conceals any material fact or falsifies any major content in its filing documents may subject the company to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, direct officers-in-charge and other direct personnel-in-charge may also be subject to administrative penalties, such as warnings and fines. On February 17, 2023, the CSRC also issued the Notice on Administration of the Filing of Overseas Offering and Listing by Domestic Companies and held a press conference for the release of the Overseas Listing Regulations, which, among others, clarified that the companies in the Chinese mainland that have been listed overseas before March 31, 2023 are not required to file with the CSRC immediately, but these companies should complete filing with the CSRC for their refinancing activities in accordance with the Overseas Listing Regulations. Based on the foregoing and as advised by our PRC counsel, Han Kun Law Offices, we are not required to complete filing with the CSRC to maintain our listing status on the Nasdaq Global Select Market at this stage, but we may be subject to the filing requirements for our future capital raising activities under the Overseas Listing Regulations. As the Overseas Listing Regulations was newly promulgated, we cannot predict how their interpretation, application, and enforcement will affect our operations and future overseas offerings.

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

The legal system in the Chinese mainland is evolving, which could limit legal protections available to you and us.

We conduct most of our business through our PRC subsidiaries and consolidated affiliated entities in the Chinese mainland. Our operations in the Chinese mainland are governed by PRC laws and regulations. Our PRC subsidiaries are FIEs and are subject to laws and regulations applicable to foreign investment in the Chinese mainland and, in particular, laws applicable to FIEs. The PRC legal system is evolving rapidly, and the PRC governmental authorities may continue to promulgate new laws and regulations regulating our business. For example, on December 29, 2023, the Standing Committee of the National People’s Congress published the revised PRC Company Law, which took effect on July 1, 2024. The revised PRC Company Law provides that the registered capital of a limited liability company shall be paid up within five years after the establishment of such company by its shareholders in accordance with its articles of association. We cannot assure you that our business operations would not be deemed to violate any existing or future PRC laws or regulations, which in turn may limit or restrict us, and could materially and adversely affect our business and operations. In addition, rules and regulations in the Chinese mainland can change quickly, therefore, our assertions and beliefs of the risks imposed by the Chinese legal and regulatory system cannot be certain.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, there is a limited volume of published court decisions which may be cited for reference but not binding on subsequent cases and have limited precedential value unless the Supreme People’s Court otherwise provides. Since late 1970s, the PRC government has been developing a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past several decades has significantly enhanced the protections afforded to various forms of foreign investments in the Chinese mainland. Our PRC subsidiaries and the VIEs are subject to various PRC laws and regulations generally applicable to companies in the Chinese mainland. However, as these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the application and enforcement of these laws and regulations are subject to interpretation.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. The administrative and court proceedings may be protracted, resulting in substantial costs and diversion of resources and management attention. However, since PRC administrative and court authorities have certain discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may also impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business, financial condition, and results of operations.

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

Due to jurisdictional limitations, matters of comity and various other factors, the ability of U.S. authorities to investigate and bring enforcement actions against companies may be limited in foreign jurisdictions, including China. For example, in China, there are significant legal requirements and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. The Confidentiality and Archives Management Provisions, which became effective on March 31, 2023, provides that the investigation and evidence collection in relation to the overseas securities offering and listing of the PRC domestic companies by the overseas securities regulatory authorities and relevant authorities shall be conducted through the cross-border cooperation mechanism for supervision and administration and the PRC domestic companies shall obtain the prior consent from the CSRC or relevant authorities before cooperating with such overseas securities regulatory authorities or relevant authorities in connection with relevant inspections or investigations or providing relevant documents to such overseas securities regulatory authorities or relevant authorities. The inability of an overseas securities regulator to directly conduct investigations or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

There is uncertainty as to whether the judgment of United States courts will be directly enforced in Hong Kong, as the United States and Hong Kong do not have a treaty or other arrangements providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters. However, a foreign judgment may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court since the judgment may be regarded as creating a debt between the parties to it, provided that the foreign judgment, among other things, is a final judgment conclusive upon the merits of the claim and is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment.

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

Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations. In the worst-case scenario, we may be required to unwind our existing contractual arrangements and/or dispose of the relevant business operations, which could have a material adverse effect on our current corporate structure, corporate governance, business, financial condition, results of operations and prospects.

We may rely on dividends paid by our operating subsidiaries to fund cash and financing requirements, and limitations on the ability of our operating subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and fund our operations.

We are a holding company incorporated under the laws of the Cayman Islands and conduct our business primarily through our operating subsidiaries and our consolidated affiliated entities, most of which are limited liability companies established in China. We may rely on dividends paid by our subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations. In particular, regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with the PRC accounting standards and regulations. Our PRC subsidiaries are also required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year to their statutory reserves until the accumulative amount of such reserves reaches 50% of their registered capital. These reserves are not distributable as cash dividends. Furthermore, any portion of its after-tax profits that a subsidiary has allocated to its staff welfare and bonus fund at the discretion of its board of directors is also not distributable as cash dividends. Moreover, if our operating subsidiaries incur any debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Any limitation on the ability of our operating subsidiaries, including VNET China, to distribute dividends and other distributions to us could materially and adversely limit our ability to make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our businesses. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements our WFOEs currently have in place with the VIEs in accordance with the law, which could materially and adversely affect their ability to pay dividends and other distributions to us.

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

With respect to our Hong Kong entities, although currently there are not equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our Hong Kong entities (including currency conversion), if certain restrictions or limitations in the Chinese mainland were to become applicable to cash transfers in and out of Hong Kong entities (including currency conversion) in the future, the funds in our Hong Kong entities, likewise, may not be available to meet our currency demand.

If we fail to acquire, obtain or maintain applicable telecommunications licenses, or are deemed by relevant governmental authorities to be operating without full compliance with the laws and regulations, our business would be materially and adversely affected.

Pursuant to the PRC Telecommunications Regulations promulgated in September 2000 and amended in July 2014 and February 2016, respectively, telecommunications businesses are divided into (i) basic telecommunications businesses, which provide public network infrastructure, public data transmission and basic voice communications services, and (ii) value-added telecommunications businesses which provide telecommunications and information services through the public network infrastructure. If the value-added telecommunications services cover two or more provinces, autonomous regions or municipalities, such services must be approved by the MIIT and the service provider is required to obtain a cross-regional value-added telecommunications operation license, or the Cross-Regional VAT License; if the value - added telecom operators with service coverage within a province, an autonomous region or a municipality, such services must be approved by the telecommunications administration authorities of the province, autonomous region or municipality, and the service provider is required to obtain a value - added telecommunications operation license, or the Provincial VAT License.

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

The PRC government has adopted various regulations governing the internet access services provided by enterprises engaged in the internet data center, or IDC, and internet service provider, or ISP, including requirements related to capital, personnel, facility, equipment and licenses, as well as territorial and business scope. In addition, such regulations prohibit ISP service providers from providing internet access services to enterprises or individuals that have not obtained operation licenses or completed required filings. If any of our customers use our services without obtaining required licenses or completing required filings, we may be subject to penalties.

Further, in order to meet customer demand in some of our existing and new markets, we need to expand existing data centers, lease new facilities or obtain suitable land to build new data centers. Such construction projects are subject to broad and strict government supervision and approval procedures in the Chinese mainland. Under PRC laws, construction projects must receive regulatory approval from various governmental authorities, including but not limited to project approvals and filings, construction land and project planning approvals, environment protection approvals, energy conservation review opinion, construction commencement permit and land use right certificate. In addition, construction projects need to go through inspection and acceptance procedures with local construction authorities and receive relevant approvals after the completion of a project. Failure to obtain all necessary approvals and permits for a construction project in a timely manner may subject us to fines, suspension of construction or being prohibited from using such construction, rectification within a time limit, or being required to vacate from the relevant constructions. We are applying for requisite approvals on a rolling basis based on our business needs and the status of our data center projects; while we endeavor to obtain the required regulatory approvals for the development and operation of our data centers (including fixed asset investment project filings and conducting energy conservation examinations of our data center construction projects to meet the requirements under national and local laws and regulations), we cannot assure you that all of our data centers have met the requirements or that we have obtained or will obtain all relevant approvals on a timely basis. Any unfavorable determinations by the competent PRC government authorities that we lack requisite approvals to commence or continue any construction projects or maintain operations of certain data centers, may result in a material adverse impact on our business operation and financial conditions. For detailed discussion, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Delays in the construction of new data centers or the expansion of existing data centers could involve significant risks to our business.”

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

Inspections of certain registered public accounting firms that the PCAOB has conducted in the Chinese mainland and Hong Kong have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections in China in the past made it difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors that were subject to PCAOB inspections, although we except the effectiveness of audit procedures or quality control procedures conducted by auditors in China will gradually improve, given the ability of PCAOB to be able to conduct inspection of such auditor firms since 2022. Nevertheless, investors may lose confidence in our reported financial information and procedures and the quality of our financial statements due to the historical reasons. As part of our continued efforts to ensure accuracy of our financial reporting, our audit committee periodically communicates with our independent auditor to oversee and evaluate the audit procedures and status. However, we cannot assure you that the measures our audit committee has taken or will take in the future will be effective.

Our ADSs may be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCA Act, if the SEC, determines that a company retains a foreign accounting firm that cannot be subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit its securities from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report relaying to the SEC its determinations that it was unable to inspect or investigate completely registered public accounting firms in the Chinese mainland and Hong Kong. In March 2022, the SEC issued its first “Conclusive list of issuers identified under the HFCA Act” indicating that those companies were formally subject to the delisting provisions. In May 2022, we were conclusively identified by the SEC under the HFCA Act due to the fact that our auditor was located in the Chinese mainland and could not be inspected by the PCAOB. For more details, see https://www.sec.gov/hfcaa.

On August 26, 2022, the PCAOB signed with the CSRC and the Ministry of Finance of the PRC a Statement of Protocol, which gives the PCAOB sole discretion to select the firms, audit engagements and potential violations it inspects and investigates and put in place procedures for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed the Chinese mainland and Hong Kong from the list of jurisdictions where it was unable to inspect or investigate completely registered public accounting firms. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in the Chinese mainland and Hong Kong, among other jurisdictions.

If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in the Chinese mainland and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCA Act. Such lack of inspection could cause trading in our securities to be prohibited under the HFCA Act and ultimately result in a determination by a securities exchange to delist our securities. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would cause our ADSs to significantly decline in value or become worthless. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

Pursuant to the PRC Enterprise Income Tax Law, or the EIT Law, as recently amended on December 29, 2018, and its implementation rules, which became effective on January 1, 2008 and most recently amended on April 23, 2019, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax, or EIT, purposes. Under the implementation rules of the EIT Law, the term “de facto management body” is defined as the management body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. On April 22, 2009, the State Administration of Taxation, or the STA, issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, which was amended in 2013 and 2017, respectively. Circular 82 and its amendments set out certain specific criteria and process for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in China.

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

In April 2011, VNET (Xi’an) Information Outsourcing Industry Park Services Co., Ltd., or Xi’an Sub, a subsidiary of VNET Beijing located in Shaanxi Province, was qualified for a preferential tax rate of 15% and started to apply this rate from then on. The preferential tax rate is awarded to companies that are located in west regions of China which operate in certain encouraged industries. This qualification will need to be assessed on an annual basis. For the years ended December 31, 2022, 2023 and 2024, the tax rate assessed for Xi’an Sub was 15%, 15% and 15%, respectively.

For the year ended December 31, 2024, our other PRC subsidiaries would be subject to an EIT rate of 25%, unless they are qualified as Small Scale and Low Profit Enterprises which enjoy a reduced EIT rate to 5%, depending on their annual taxable income and operating scale.

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

In utilizing the proceeds we received from our overseas offerings or in other financing activities, as an offshore holding company, we may make loans to our PRC subsidiaries or our consolidated affiliated entities in the PRC, or we may make additional capital contributions to our PRC subsidiaries or consolidated affiliated entities. Any loans to our PRC subsidiaries or our consolidated affiliated entities in the PRC are subject to PRC regulations. For example, loans by us to our PRC subsidiaries, which are FIEs, to finance their activities cannot exceed a statutory cap and must be filed with SAFE, through the online filing system of SAFE after the loan agreement is signed and no later than three business days prior to the borrower withdraws any amount. Moreover, any medium or long-term loan to be provided by us to our consolidated affiliated entities or other domestic the Chinese mainland entities must also be filed and registered with the NDRC in accordance with the Administrative Measures for Examination and Registration of Enterprise’s Medium and Long-Term Foreign Debts, or the Foreign Debts Measures, which became effective on February 10, 2023.

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

The PRC government continues to regulate conversion between Renminbi and foreign currencies, despite the significant reduction in its control in recent years over trade transactions involving import and export of goods and services as well as other frequent routine foreign exchange transactions. These transactions are known as current account items. However, remittance of Renminbi by foreign investors into the PRC for the purposes of capital account items, such as capital contributions, is generally permitted upon obtaining specific approvals from, or completing specific registrations or filings with, the relevant authorities on a case-by-case basis and is subject to a strict monitoring system. Regulations in the PRC on the remittance of Renminbi into the PRC for settlement of capital account items are developing gradually. Currently, our PRC subsidiaries may purchase foreign currencies for settlement of current account transactions, including payments of dividends to us, without the approval of the SAFE. However, foreign exchange transactions by our PRC subsidiaries under the capital account continue to be subject to significant foreign exchange controls and require the approval of or need to register or file with PRC governmental authorities, including the SAFE. In particular, if our PRC subsidiaries borrow foreign currency loans from us or other foreign lenders, these loans must be filed with the SAFE after the loan agreement is signed and at least three business days before the borrower draws any amount from the foreign loan, and the accumulative amount of foreign currency loans borrowed by a PRC subsidiary may not exceed a statutory upper limit. If we finance our PRC subsidiaries by means of additional capital contributions, these capital contributions are subject to the registration with the SAMR or its local counterpart and registration with a local bank authorized by SAFE. Any existing and future restrictions on currency exchange may affect the ability of our PRC subsidiaries or affiliated entities to obtain foreign currencies, limit our ability to meet our foreign currency obligations or otherwise materially and adversely affect our business. Although currently there are not equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our Hong Kong entities (including currency conversion), if certain restrictions or limitations in the Chinese mainland were to become applicable to cash transfers in and out of Hong Kong entities (including currency conversion) in the future, the funds in our Hong Kong entities, likewise, may not be available to meet our currency demand.

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

We have very limited hedging options to reduce our exposure to exchange rate fluctuations. While we may enter into hedging transactions from time to time, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

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

On June 29, 2007, the Standing Committee of the National People’s Congress enacted the PRC Labor Contract Law, which became effective on January 1, 2008 and was amended on December 28, 2012. The PRC Labor Contract Law introduces specific provisions related to fixed - term employment contracts, part - time employment, probation, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining, which together represent enhanced enforcement of labor laws and regulations. According to the PRC Labor Contract Law, an employer is obliged to sign an unfixed - term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed - term labor contract that has already been entered into twice consecutively, the resulting contract must have an unfixed term, with certain exceptions. The employer must pay economic compensation to an employee where a labor contract is terminated or expires in accordance with the PRC Labor Contract Law, except for certain situations which are specifically regulated. In addition, the government has issued various labor - related regulations to further protect the rights of employees. According to such laws and regulations, employees are entitled to annual leave ranging from five to 15 days and are able to be compensated for any untaken annual leave days in the amount of three times their daily salary, subject to certain exceptions. In the event that we decide to change our employment or labor practices, the PRC Labor Contract Law and other labor - related regulation may limit our ability to effect those changes in a manner that we believe to be cost - effective. In addition, due to the application and implementation of these laws and regulations are subject to interpretation, our employment practices may not be at all times deemed in compliance with the laws and regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, our business and financial conditions may be adversely affected.

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

The trading price of our ADSs has fluctuated since we first listed our ADSs on the Nasdaq Global Select Market on April 21, 2011. In 2024, the trading prices of our ADSs have ranged from US$1.42 to US$5.02 per ADS, and the last reported closing price on April 23, 2025 was US$5.29 per ADS. The market price for our ADSs may be highly volatile and subject to wide fluctuations in response to factors including the following:

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

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. We have been named as defendant in a pending shareholder class action lawsuit described in “Item 8. Financial Information - A. Consolidated Statements and Other Financial Information - Legal Proceedings.” We had in the past settled some shareholder class action lawsuits and there is currently one shareholder class action lawsuit pending in the United States District Court for the Southern District of New York. As of the date of this annual report, we have filed a motion to dismiss this suit, which is currently pending before the court. We may continue to be involved in similar class action lawsuits in the future. Any such class action lawsuit, whether or not successful, may utilize a significant portion of our cash resources, divert management’s attention from the day-to-day operations of our company, harm our reputation and restrict our ability to raise capital in the future, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

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

Our board of directors has complete discretion as to whether to distribute dividends. Our shareholders may by ordinary resolution declare dividends, but no dividend shall exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs and/or ordinary shares will likely depend entirely upon any future price appreciation of our ADSs and/or ordinary shares. There is no guarantee that our ADSs and/or ordinary shares will appreciate in value or even maintain the price at which you purchased the ADSs and/or ordinary shares. You may not realize a return on your investment in our ADSs and/or ordinary shares and you may even lose your entire investment in our ADSs and/or ordinary shares.

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

Upon issuance, holders of our Class D ordinary shares are entitled to 500 votes per share. The issuance of 555,000 Class D ordinary shares to Mr. Sheng Chen has been authorized by the board of directors of the Company on February 15, 2023, and the increase of authorized share capital to include Class D ordinary shares was approved by the Company’s shareholders at the extraordinary general meeting held on October 5, 2023; yet no Class D ordinary shares has been issued. The issuance of Class D ordinary shares is subject to and conditional upon the occurrence of conversion of pledged Class B ordinary shares beneficially owned by Mr. Sheng Chen into Class A ordinary shares upon a transfer to any person who is not an affiliate of Mr. Sheng Chen (each, a “Class B Conversion”). Following each Class B Conversion, the Company will issue a number of Class D ordinary shares to Mr. Sheng Chen that is equal to one-fiftieth (1/50) of the number of converted Class B ordinary shares, with fractional shares rounded down to the nearest whole share. The purchase price for each Class D ordinary share shall be equal to the volume weighted average price of the Company’s ADSs for the 30 trading days immediately prior to applicable issuance date, adjusted by the ADS-to-share ratio.

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

Sales of substantial amounts of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs. As of February 28, 2025, there are 1,583,373,683 Class A ordinary shares (excluding (i) treasury shares and (ii) Class A ordinary shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards) issued and outstanding, 30,721,723 Class B ordinary shares issued and outstanding, 60,000 Class C ordinary shares issued and outstanding, no Class D ordinary shares issued and outstanding, and no Series A perpetual convertible preferred shares or Series A-1 perpetual convertible preferred shares issued and outstanding. Class A ordinary shares represented by ADSs are freely transferable without restriction or additional registration under the Securities Act. The remaining Class A ordinary shares issued and outstanding and Class A ordinary shares converted from the Class B ordinary shares, the Class C ordinary shares or Class D ordinary shares will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Certain holders of our ordinary shares, including Success Flow and Choice Faith, may cause us to register under the Securities Act the sale of their shares. Sales of these registered shares in the form of ADSs in the public market could adversely affect the market price of the ADSs.

In the future, we may issue additional ordinary shares or ADSs to raise capital, and our existing shareholders could sell substantial amounts of ADSs, including those issued upon the exercise of outstanding options, in the public market. We completed an issuance of US$430 million convertible senior notes due 2030 (the “2030 Notes”) in March 2025. The 2030 Notes will initially be convertible at a conversion rate of 72.7273 ADSs per US$1,000 principal amount of Notes, which is equivalent to an initial conversion price of approximately US$13.75 per ADS. The initial conversion rate is subject to adjustment upon the occurrence of certain events. We cannot predict the size of any future issuance of ordinary shares or ADSs or the effect that future sales of our ordinary shares or ADSs would have on the market price of our ADSs. Any future sales of a substantial number of our ordinary shares or ADSs in the public market, or the perception that these sales could occur, could cause the trading price of our ADSs to decline and impair our ability to raise capital through the sale of additional equity securities.

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

The concentration of ownership and voting power in the hands of a small number of shareholders, and the fact that some of these shareholders and their representatives are also serving as directors and officers of the Company, may give rise to conflicts of interest in some situations. Among others, these controlling persons may, directly or through their affiliates, establish new ventures, make investments or collaborate with third parties in industries and markets associated with or otherwise linked to the Company's business, insofar as such activities are not in breach of company policy or in breach of their non-compete covenants (if applicable) and are duly disclosed to the board of directors. Because our proprietary technologies, know-hows and business partners are interlinked with those of other telecommunications, media and Internet companies and companies in these industries often share similar growth strategies, such as the use and development of artificial intelligence, it is possible that our controlling persons may conduct business activities in other capacities that, when viewed in hindsight, are not in the best interests of the Company.

Currently, we are not aware that any of our existing shareholders have entered or will enter into a shareholders’ agreement with respect to the exercise of their voting rights other than the voting and consortium agreement dated November 16, 2023 entered by and among Mr. Sheng Chen, our founder, his controlled entities, Success Flow and Choice Faith in connection with the US$299 million equity investments made by Success Flow and Choice Faith, under which Success Flow undertakes to, subject to the conditions thereunder, provide voting proxy to delegate the voting power attached to the shares it beneficially owns to Mr. Sheng Chen for a period ending December 28, 2026. As of February 28, 2025, Mr. Sheng Chen has 42.8% of the voting power attached to the shares he beneficially owns, of which 24.1% of the voting power is attached to the shares beneficially owned by Success Flow, as a result of the voting arrangement mentioned above. However, for so long as such major shareholders continue to own a significant percentage of our shares, they could have the ability to significantly influence the composition of our board of directors and the approval of actions requiring shareholder approval through their voting power. Among other consequences, this concentration of ownership may have the effect of delaying or preventing a change in control and might therefore negatively affect the market price of our ADSs.

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

Our board of directors has approved and authorized the issuance of up to 555,000 Class D ordinary shares to Mr. Sheng Chen, our founder, executive chairperson and interim Chief Executive Officer. The increase of authorized share capital to include Class D ordinary shares was approved by the Company’s shareholders at the extraordinary general meeting held on October 5, 2023. The Class D ordinary shares will have the same rights as the Company’s existing Class B ordinary shares except for voting rights, and holders of Class D ordinary shares shall be entitled to 500 votes per share on all matters submitted to shareholder vote. The proposed issuance of Class D ordinary shares is subject to and conditional upon the occurrence of conversion of pledged Class B ordinary shares beneficially owned by Mr. Sheng Chen into Class A ordinary shares upon a transfer to any person who is not an affiliate of Mr. Sheng Chen. (each, a “Class B Conversion”). Following each Class B Conversion, the Company will issue a number of Class D ordinary shares to Mr. Sheng Chen that is equal to one-fiftieth (1/50) of the number of converted Class B ordinary shares, with fractional shares rounded down to the nearest whole share. The purchase price for each Class D ordinary share shall be equal to the volume weighted average price of the Company’s ADSs for the 30 trading days immediately prior to applicable issuance date, adjusted by the ADS-to-share ratio. As of the date of this annual report, no Class D ordinary shares has been issued. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to our ADSs—Our multi-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.”

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

Based on the market price of our ADSs and Class A ordinary shares, the value of our assets and the composition of our assets and income, we believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2024. We must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). While we do not anticipate becoming a PFIC, no assurances regarding our PFIC status can be provided for any past, current or future taxable year. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. Furthermore, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current taxable year or any future taxable years.

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

Although the law in this regard is not entirely clear, we treat the variable interest entities as being owned by us for U.S. federal income tax purposes because we control their management decisions and we are entitled to substantially all of their economic benefits and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the variable interest entities for United States federal income tax purposes, we are significantly more likely to be treated as a PFIC for our taxable year ended December 31, 2024 and for subsequent taxable years. Because the treatment of the variable interest entities is not entirely clear, because we hold a substantial amount of cash and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of the ADSs or Class A ordinary shares, which could be volatile), there can be no assurance that we will not be a PFIC for our current or any future taxable year.

If we were to be or become a PFIC, certain adverse U.S. federal income tax consequences could apply to U.S. investors. For more information, see “Item 10. Additional Information—E.Taxation—Certain U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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

We are incorporated in the Cayman Islands and substantially all of our assets are located outside of the United States. We conduct most of our operations in China through our wholly-owned subsidiaries in China. The majority of our officers and directors reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. The PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States and many other jurisdictions. As a result, it may be difficult for you to serve process upon us or those persons in the Chinese mainland or to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under U.S. securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or our directors and officers predicated upon the civil liability provisions of the securities laws of the United States or any state, and it is uncertain whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or our directors and officers predicated upon the securities laws of the United States or any state, on the ground that such provisions are penal in nature.

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

In October 2019, we issued 60,000 newly created Class C ordinary shares to Personal Group Limited, a British Virgin Islands company wholly owned by Mr. Sheng Chen, the executive chairperson of our board of directors, at a price of US$1.35 per share, which is equal to the volume weighted average price of the Company’s ADSs for the 30 trading days up to and including October 11, 2019, adjusted by the ADS-to-share ratio. This issuance of the newly created Class C ordinary shares is an initiative by us to enhance our ability to execute business strategies over the long term under the leadership of our board and senior management. Class C ordinary shares entitle the holders thereof the same rights as Class A ordinary shares except for veto right on certain corporate matters and conversion right.

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

On February 15, 2023, our audit committee and board of directors has approved and authorized the issuance of up to 555,000 newly created Class D ordinary shares to Mr. Sheng Chen, our executive chairperson of the board. The increase of authorized share capital to include Class D ordinary shares was approved by the Company’s shareholders at the extraordinary general meeting held on October 5, 2023. The Class D ordinary shares will have the same rights as our existing Class B ordinary shares except for voting rights, and holders of Class D ordinary shares shall be entitled to 500 votes per share on all matters submitted to shareholder vote. The proposed issuance of Class D ordinary shares is subject to and conditional upon the occurrence of conversion of pledged Class B ordinary shares beneficially owned by Mr. Sheng Chen into Class A ordinary shares upon a transfer to any person who is not an affiliate of Mr. Sheng Chen (each, a “Class B Conversion”). Following each Class B Conversion, the Company will issue a number of Class D ordinary shares to Mr. Sheng Chen that is equal to one-fiftieth (1/50) of the number of converted Class B ordinary shares, with fractional shares rounded down to the nearest whole share. The purchase price for each Class D ordinary share shall be equal to the volume weighted average price of the Company’s ADSs for the 30 trading days immediately prior to applicable issuance date, adjusted by the ADS-to-share ratio. As of the date of this annual report, no Class D ordinary shares have been issued.

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

In November 2024, we entered into a Cooperation Framework Agreement (the “Taicang Agreement”) with Dajia Investment Holding Co., Ltd., a wholly owned subsidiary of Dajia Insurance Group (“Dajia”), and others to collaborate on the Taicang IDC Campus. Under the Taicang Agreement, the parties are to jointly establish a pre-REITs fund (the “Fund”) to invest in hyperscale data centers in China, with the initial underlying assets of the Fund being the first and second phases of our Taicang IDC Data Center, which currently has a total IT capacity of approximately 210MW (the “Assets”). We retain a 51% equity interest in the Assets through the Fund, while Dajia acquires and holds the remaining 49% interest. We continue to provide operation and management services for the Taicang IDC Data Center after the closing to ensure stable, premium IDC services for our customers.

In January 2025, we entered into a Share Purchase Agreement with Quin Link Inc., Yuedi Xiang, Hang Meng, and Piyun Network Technology Group Co., Ltd., among others, to acquire 100% of the share capital of Yi Yun Hongtu (Shanghai) Big Data Technology Co., Ltd. (the “Subject Company”) and its subsidiaries in phases extending until 2030. As part of the phase I acquisition, we first indirectly acquired 51% of the share capital of the Subject Company in January 2025 for a purchase price payable in either cash of RMB266.7 million or, at our option, 67,654,188 Class A ordinary shares. This phase I purchase price shall be paid prior to June 30, 2025. We plan to complete phase II and phase III acquisitions by 2030 with total cash consideration for the two phases estimated to be RMB228.3 million, subject to price adjustment.

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

B.Business Overview

We are a leading carrier-neutral and cloud-neutral data center service provider in China. We have one of the largest carrier-neutral data center networks in China with an aggregate capacity in service of 486MW from our wholesale IDC business and 52,107 cabinets in service from our retail IDC business as of December 31, 2024. Our data centers are concentrated in tier-1 cities in China and their surrounding regions, which have favorable supply-demand dynamics, owing to dense internet traffic, scarce resources and high demand for data center facilities. Most of our data centers and our POPs are connected across China. We offer managed hosting services to host our customers’ servers and networking equipment and provide interconnectivity to improve the performance, availability and security of their internet infrastructure. We have adopted a “dual-core” strategy to address both retail and wholesale data center market opportunities. Our retail IDC business provide different levels of services that are scalable to meet our customers’ needs, from a single cabinet up to megawatt-scale deployments. Our wholesale IDC business provide customers with new data center sites constructed and developed by us based on their specified standards. We believe that the scale of our data center footprint and networking assets as well as our carrier- and cloud-neutrality, position us well to capture the vast opportunities in the rapidly expanding market of internet and cloud computing infrastructure services in China.

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

According to Frost & Sullivan, China’s carrier-neural data center service market is expected to grow by a CAGR of 18.9% from 2024 to 2029. The continuing drivers for the data center demands consist of (i) growing IT outsourcing capacity and demand by enterprises; (ii) implementation of 5G network; (iii) growing data center service demand from China’s cloud service providers and internet giant; (iv) favorable government policies; (v) customer segments driving data center service demand; and (vi)technological innovation driving the accelerated development of data centers. We led the market with a year-over-year (YoY) growth rate in carrier-neutral data center services and an impressive YoY growth rate in the wholesale segment, representing the highest growth among scaled carrier-neutral data center service providers in China, highlighting our strong market advantages, according to Frost & Sullivan. In terms of revenue generated from retail carrier-neutral data center service, we also ranked first place with the market share of 12.2% in 2024, according to the same source.

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

With a nationwide data center network and comprehensive service offerings, we have attracted a diversified and loyal customer base. As of December 31, 2024, we had around 1,500 customers for our managed hosting services and over 7,000 enterprise customers in total. We also enjoy long-standing relationships with our customers and have high customer retention, as evidenced by our low average monthly hosting churn rate for managed hosting services, which was 0.2%, 0.4%, and 0.2% in 2022, 2023, and 2024, respectively.

Our Service Offerings

Through our quality data center network, we offer comprehensive hosting and related services, including both IDC business and non-IDC business.

●	IDC business refers to managed hosting services. Beginning in the first quarter of 2024, we refined our classification of IDC business by categorizing them based on the nature and scale of our data center projects, distinguishing between wholesale IDC and retail IDC businesses. This adjustment aligns more closely with our operational approach and industry practices. Prior to 2024, the classification was based on customer contract types.
●	Wholesale IDC Business provides internet giants and large-scale cloud computing service providers with data center sites that we have constructed and developed. In 2019, we implemented a “dual-core” strategy to capitalize on opportunities in the wholesale IDC market. We construct and deliver data centers based on these customers’ required specifications and standards;
●	Retail IDC Business includes (i) colocation services that dedicate data center space to house our customers’ servers and networking equipment and provide tailored server administration services, (ii) interconnectivity services that allow customers to connect their servers with each other, internet backbones in China and other networks through our Border Gateway Protocol, or BGP, network, or our single-line, dual-line or multiple-line networks, and (iii) value-added services, including hybrid IT services, bare metal services, firewall services, server load balancing, data backup and recovery, data center management, server management, and backup server services.
●	Non-IDC Business consists of cloud services and VPN services. Our cloud services allow customers to run their applications over the internet using our IT infrastructure rather than having the infrastructure on their own premises. Our VPN services extend customers’ private networks by setting up secure and dedicated connections through the public internet.

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

Wholesale IDC Business

Our wholesale IDC business started in 2019 and provide internet giants and large-scale cloud computing service providers with data center sites constructed and developed by us. Based on the specific requirements of our customers, we source properties for data center sites by acquiring or leasing green-field sites or existing industrial buildings from third parties, and then design and, through cooperation with developers, contractors, and suppliers, build the data center facilities with advanced design and high technical specifications. We believe our core competency and capabilities, acquired from decades of industry experience in the retail segment, are also applicable and critical when we expand our business into the wholesale segment and develop wholesale data centers.

●	Planning: We engage with our clients from the site selection and planning stage and choose the sites for wholesale data centers at the strategic locations which fits into our clients’ IT infrastructure deployment and provides great access to power and connectivity. Backed by multi-year experience and strong presence in key markets, we are able to conduct in-depth analysis and select the most suitable location based on clients’ requirements by acquiring or leasing green-field sites or existing industrial buildings from third parties. Our team works closely with local government authorities to obtain necessary permits and approvals and with electric utilities to obtain sufficient power supply. We also actively cooperate with telecommunication carriers to ensure multi-carrier connectivity to our wholesale data centers.
●	Design: Leveraging our technological know-how from our internal design teams and a comprehensive data center product portfolio, developing and accumulating through the designs and construction of retail data centers, we are dedicated to ensuring that each of our wholesale data centers meets the specific requirements of our clients and achieves industry leading energy efficiency and operating performance. Our technology strengths, such as advanced cooling technology and power management technology, are integrated due to close collaboration among our internal design team, research and development team and external design institutes.
●	Construction: We believe our well-established relationships with high quality contractors and suppliers, combined with our specialized construction team consisting of experienced professionals, help us to ensure fast delivery and cost effectiveness in data center construction. As opposed to retail data centers, typically the wholesale data centers are built to suit and customized to fulfill our clients’ different technical requirements. Furthermore, our clients require us to deliver wholesale data centers in large volumes within a prescribed construction period.
●	Operations: We are one of the first carrier neutral data center service providers in China and commenced operations in 1999. Since then, we haven’t encountered any disastrous accident over the last 20 years, demonstrating our strong operational expertise. We are able to provide service-level agreement for 99.9% uptime for power and 99.9% uptime for network connectivity for our self-built data centers. Our operational excellence to deliver wholesale data centers with high reliability, availability, security and manageability are sought by our wholesale clients. As a result, operations and management expertise becomes an increasingly important criteria when they select their data center partners.

Retail IDC Business

Our retail IDC business includes colocation services, interconnectivity services, and value-added services.

●	Colocation Services allow customers to lease partial or entire cabinets for their servers. Our customers have full control over their server(s) housed in our data centers. Depending on customer needs, we provide different levels of tailored server administration services, including operating system support and assistance with updates, server monitoring, server backup and restoration, server security evaluation, firewall services, and disaster recovery. Our customers’ servers are housed in our data centers providing redundant power supplies and heating, ventilating and air conditioning systems. Our colocation services relieve customers from the daily pressures of IT infrastructure maintenance so that they can focus on their core businesses. Customers have the option to either place their servers and equipment in standard cabinets dedicated for their exclusive use, or in cabinets shared with other customers. They can customize their cabinet space for their servers, network connections and other equipment. Customers can elect to buy the hardware that they place within their cabinets from their chosen suppliers. In addition, customers can also lease power-enabled blank space, where they can place their own cabinets in our data centers or use our services to build their customized cabinet space.
●	Interconnectivity Services are provided by us in the following ways:
o	Border Gateway Protocol (“BGP”) Network Services. We provide network services that use BGP routing protocol and policies, which allow the internet to become a decentralized system and thereby reduces traffic congestion and data transmission time;
o	Single-line Network Services. Some of our customers choose to connect their servers only to one telecommunication carrier in China. Based on their selections, we provide them with network connection to the major telecommunication carriers, including China Telecom, China Unicom and China Mobile; and

o	Multiple-line Network Services. As a carrier-neutral service provider, our data centers are connected to all carrier and non-carrier networks in China. Customers then may choose to connect their servers to two or multiple networks, which provides more cost-effective internet access and ensures better business continuity. Our interconnectivity services connect our customers with each other, connect our data centers with telecommunication carriers’ backbone network and other networks. We provide cross-connection services to our customers. Upon the request of the customers, we utilize single or multi-mode fibers to create links between the customers directly and exclusively.
●	Value-Added Services are provided by us in the following ways:
o	Hybrid IT Services. Our hybrid IT services provide customers with a complete package of infrastructure service offerings, conveniently bundled to expedite the customer’s process to launch their applications and products to the extent possible. In conjunction with our infrastructure-as-a-service, or IaaS, and platform-as-a-service, or PaaS, hybrid IT services combine colocation, servers, connectivity, storage and customer services to save IT infrastructure deployment time, and provide a complete, reliable, and secured environment for customer’s IT demands. As more customers move their IT resources to the cloud, our cloud-neutral platform will enable our hybrid IT services to provide elastic cloud services as well as their inter-linked connections;
o	Private Cloud, Hybrid Cloud and Cloud Native Services. We provide private cloud, hybrid cloud and multi-cloud managed services to address enterprises’ needs in aspects of data sovereignty, cost of ownership, and customization through our proprietary technologies and technical integration with selected partners, such as VMWare, Redhat and ZStack. Through BJ TenxCloud, one of our subsidiaries, we also provide digitalization solutions to customers based on our in-house developed cloud native platform. Customers can fully exploit elasticity and flexibility of our cloud solutions and modernize their applications and infrastructure, to achieve more efficient software development and production; and
o	Other Value-Added Services. To complement our hosting services and enhance our customers’ experiences, we also provide other value- added services, including bare metal services, firewall services, server load balancing, data backup and recovery, data center management, server management, and standby server services. In addition, we also provide customers with traffic charts and analysis, gateway monitoring for servers, domain name system setup, defense mechanism against distributed denial of service (DDOS) attacks, basic setting of switches and routers, and virus protections.

Non-IDC Business

Our non-IDC business includes cloud services and VPN services.

●	Cloud Services. We started providing public cloud services in 2013 through our cooperation with Microsoft. Under our cooperation arrangement with Microsoft, we provide Microsoft’s cloud services, including Azure, Microsoft 365 (formerly Office 365), Dynamics 365 and Power Platform, to customers in the Chinese mainland by entering into service agreements with such end customers.

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

●	VPN Services. We offer VPN services, primarily through Dermot Holdings Limited and its subsidiaries, or Dermot Entities, which we acquired in August 2014 and hold the brand of DYXnet. We offer customers best-in-class, enterprise-grade network services in numerous cities throughout Greater China and the wider Asia-Pacific region. We provide enterprise network solutions including Multiprotocol Label Switching (“MPLS”) and Software-Defined WAN (“SD- WAN”), internet access and network security solutions, and fully managed network enabling connectivity with 222 POPs across Asia, of which 108 POPs are for VPN services. We have further expanded our product portfolio to include Cloud & SaaS solutions, and the fast deployment on connecting public cloud around the Globe with high-speed network connections. In 2022, we launched the Secure Access Service Edge (“SASE”) solution based on our SD-WAN services.

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

Our Infrastructure

Our infrastructure, which consists of our data centers and data transmission network, is the foundation upon which we provide services to our customers. As of December 31, 2024, we operate self-built data centers and partnered data centers mainly located in tier-1 and surrounding cities in China, including all major internet hubs, as well as locations in Southeast Asia, with an aggregate capacity in service of 486MW from our wholesale IDC business and 52,107 cabinets in service from our retail IDC business. Our extensive network, consisting of 222 POPs, is a “high-speed internet railway” that connects our data centers with each other and links them to China’s telecommunication backbones.

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

The table below sets forth capacity in service and capacity under construction from wholesale IDC business as of December 31, 2024.

	As of December 31, 2024
		Percentage of
	Capacity (MW)	Capacity
Wholesale IDC business
Capacity in service	486	—
Capacity committed	479	98.7%
Capacity utilized	353	72.6%
Capacity under construction	406	—
Capacity pre-committed	337	82.9%

The table below sets forth number of cabinets in service from retail IDC business as of December 31, 2024.

As of December 31, 2024
Number of Cabinets
Retail IDC business
Self-built	48,705
Partnered	3,402
Total	52,107

Our nationwide network of data centers not only enables us to serve customers in extended geographic areas, but also establishes a national data transmission network that sets up connections among carriers and service providers in various locations.

The table below sets forth our portfolio of self-built capacity in service from wholesale IDC business as of December 31, 2024.

	As of December 31, 2024
	Capacity in service (MW)	Percentage of Contribution
Yangtze River Delta	267	54.9%
Greater Beijing Area	219	45.1%
Total	486	100.0%

The table below sets forth our portfolio of self-built cabinets in service from retail IDC business as of December 31, 2024.

	As of December 31, 2024
	Number of Self-built Cabinets in Service	Percentage of Contribution
Greater Beijing Area	Approximately 28,500	58.5%
Yangtze River Delta	Approximately 9,400	19.2%
Greater Bay Area	Approximately 6,600	13.6%
Others	Approximately 4,200	8.7%
Total	Approximately 48,700	100.0%

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

Our Network

Our network transmits data and directs internet traffic, forming an internet highway system that is linked to the networks of major carriers, non-carriers and ISPs and enhances communications among our data centers, our customers and end users located throughout China and around the world. As of December 31, 2022, 2023, and 2024, our network connected 216, 222, and 222 POPs throughout Asia.

Our network also features numerous interfaces with three major telecommunication carriers in China, which are China Telecom, China Unicom, and China Mobile. Our network is not only connected to the headquarters of each carrier, but also with their local networks throughout China.

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

Customers and Customer Support

Our Customers

We serve a diversified and loyal base of customers, depending on the different types of services provided by us, our customers include (i) enterprise customers for our hosting and related services, and (ii) individual customers who signed up for the Microsoft Azure, Microsoft 365 (formerly Office 365), Dynamics 365 and Power Platform services. As of December 31, 2024, we had over 7,000 enterprise customers, of which around 1,500 enterprise customers are using our managed hosting services. Our enterprise customers represent a variety of industry verticals with different business scale, ranging from information technology and cloud services, telecommunication carriers, communications and social networking, gaming and entertainment, ecommerce, automobile to financial services and government agencies, as well as from blue-chip enterprises to small- to mid-sized enterprises.

We have a loyal customer base, as evidenced by our low churn rate. Our average monthly hosting churn rate, based on our core IDC business, was 0.2%, 0.4%, and 0.2%, in 2022, 2023, and 2024, respectively. Our average monthly recurring revenue from our top 20 customers were RMB225.0 million, RMB230.0 million, and RMB260.2 million in 2022, 2023, and 2024, respectively.

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

With the goal of developing next-generation, technology-driven data centers, we plan to implement an advanced IT operations platform that leverages big data, modern machine learning techniques, and other sophisticated analytics to enhance the efficiency and reliability of our data center operations. This platform will integrate data from various IT operations tools and devices, aggregating information from monitoring systems and job logs to identify patterns and optimize performance. By applying data-driven analysis and automation, the platform can proactively detect and respond to operational issues. For example, our analytical data warehouse can assess the performance of data center cooling systems, enabling the development of models that provide optimization strategies to reduce operating costs and promote environmentally sustainable operations.

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

We have made continual investments and trainings for research and development to drive our growth in both mature and emerging businesses. As of December 31, 2024, we had 239 experienced engineers who have more than ten years of relevant industry experience.

Our research and development efforts have yielded 220 patents, 121 patent applications and 391 software copyright registrations as of December 31, 2024, all in China and focused on the areas including (i) energy saving technology, (ii) computing power and data center design and facility maintenance and operations, (iii) network operation and maintenance management, (iv) cloud-related technologies, and (v) blockchain and other cutting-edge technologies.

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

Sales and Marketing

We actively market our services and solutions through our direct sales force and we use a mix of horizontal and vertical segmentation strategies to divide the market into groups with similar characteristics. Horizontal segmentation is used for products or solutions such as retail colocation, interconnectivity, bare metal services, and generic hybrid cloud managed services which are applicable to most of the enterprise customers. For more industry specific solutions, we employ vertical segmentation for wholesale build-outs, wholesale colocation as well as customized hybrid cloud managed services. Our sales and marketing teams are primarily based in Beijing, Shanghai, Shenzhen, Guangzhou, Hangzhou, Xi’an and Hong Kong. Aside from standard products, we are also leveraging and embedding our ecosystem’s offerings to provide turnkey hybrid cloud solutions for our key customers.

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

Competition

We face competition from a wide range of data center service providers and other value-added service providers, including:

●	Carriers. We face competition from state-owned telecommunication carriers, including China Telecom, China Unicom and China Mobile. According to Frost & Sullivan, carrier-operated data centers took a share of 56.9% of the data center service market in 2024. In addition, all carriers operate their own networks. Competition is primarily focused on pricing, quality of services and geographic coverage. We believe we are well-positioned to compete with these major carriers. Unlike the three carriers, which construct data centers primarily to promote the sales of bandwidth, we provide connectivity to multiple networks in each of our carrier-neutral data centers, providing superior choice and performance. Our private network provides enhanced connectivity among different networks. In comparison, data centers operated by the three carriers generally provide access only to their own network and are often constrained by their networks’ coverage. Due to inadequate interconnectivity among China’s carriers’ networks and among the same carrier’s networks in different provinces, interconnectivity bottlenecks remain a major problem, contributing to slow transmission speeds across services and applications.
●	Carrier-neutral service providers. We face competition from other carrier-neutral service providers, such as SINNET and GDS. Competition is primarily focused on pricing and the quality and breadth of service offerings. We distinguish ourselves by our superior interconnectivity, extensive data transmission network, large number of high-quality data centers, and superior operations, maintenance and other customer services. Due to the unique nature of data center services, where relocation of customer servers and equipment is operationally difficult, customers are highly selective in choosing their data center service provider. Our strong brand, superior reputation and extensive operating experience and expertise remain the key differentiator in attracting and retaining our customers.
●	In-house data centers. Businesses may choose to house and maintain their own IT hardware, such as Baidu, Tencent and Alibaba, and other large enterprises, particularly in the financial services sector. Due to their in-house capabilities, these customers may outsource fewer services to other third-party data center service providers including us, if at all. However, we believe our data centers, coupled with our superior network services, offer a unique combination of hosting services that would make us attractive to businesses with in-house data centers.
●	Cloud service providers. Cloud services are a new and emerging market and therefore, we face competition from various market players who have entered into or plan to enter into the new market. In partnership with Microsoft, we offer cloud services, including Microsoft Azure, Microsoft 365 (formerly Office 365), Dynamics 365 and Power Platform, in China. We compete with domestic Chinese cloud service providers, such as Alibaba Cloud and Tencent Cloud, as well as international cloud services which are operated by other data center service providers in China, such as AWS. We believe our partnerships with Microsoft will make us attractive to potential customers, especially enterprise and government entity customers that have a strong demand for cloud services.
●	Other valued-added service providers. We face competition from other value-added telecommunications service providers including VPN service providers, such as Citic Telecom CPC, NOVA and HKT (6823.HK). As one of the leading service providers in each one of these value-added service markets, we believe our offerings not only complement our core hosting services, but also position us to capture additional growth opportunities.

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

As a participant of the United Nations Global Compact, or the UNGC, VNET pledges to support its Ten Principles and the achievement of the United Nations Sustainable Development Goals, or the SDGs. In 2024, based on our “SHIELD” sustainability system, we actively carried out sustainable actions in the six implementation areas, namely Society, Human, Innovation, Environment, Leadership, and Development.

ESG Strategy

ESG Governance

Our board of directors and our management are responsible for ensuring that the company’s ESG strategy and related activities (including climate issues) are both relevant and effective. The company has established an ESG governance structure with cross-functional integration and coordination, supervised by our board of directors and led by our management.

Priorities and Materiality

Combining the concerns of all stakeholders on the sustainable development of the company, we conducted a comprehensive double materiality assessment (i.e. impact materiality and financial materiality) of the ESG issues covered by the six pillars of our SHIELD (Society-Human-Innovation-Environment-Leadership-Development) sustainability system.

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

We require all employees and suppliers to sign the anti-bribery commitment letter. In 2024, the company achieved 100% coverage of anti-corruption training for directors and employees, and as of December 31, 2024, there were no concluded legal cases regarding corrupt practices against the company or its employees.

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

We promote the achievement of carbon neutrality through the four pathways, namely, carbon reduction, carbon removal, carbon offset, and carbon empowerment, making full use of energy-saving technology, renewable energy transformation, carbon trading, and upstream and downstream empowerment throughout the industrial chain. In 2024, we continued to conduct practices in technological innovation, distributed photovoltaic energy storage, green power trading and other aspects, and achieved significant results.

In 2024, we conducted greenhouse gas emissions inventory and verification covering Scope 1, Scope 2, and Scope 3 within the organizational and reporting boundaries of 2024.

Environmental Initiatives

We are actively following a green development path that is “high-efficient, low-carbon, intensive and circular”, with the focus on improving the green management capability of a data center throughout its life cycle of siting, design, construction and operation to reduce its carbon footprint.

We actively respond to the national goal of accelerating the construction of a novel power system with new energy as the main body, and actively explore renewable energy, energy storage technology, energy-internet and other fields, leading the energy transformation of the industry. We are actively participating in green electricity procurement in many regions. In 2024, the use of energy from renewable sources was about 360,880 MWh, and the proportion of renewable energy reached nearly 18%. We also achieved an annual average PUE of 1.27 at our data centers with stabilized operations in 2024.

Climate Impact

We have taken climate change into consideration in our corporate strategy. Based on the degree of potential financial impact, impact on the stability of business activities, customer and shareholder concerns and other dimensions, we regularly evaluate risks and opportunities related to assets and businesses.

Reliable Products and Services

Operational safety and stability represent one of our core value objectives. Therefore, we continue to strengthen business continuity management and have passed the certification of Business Continuity Management Systems (ISO 22301). In 2024, we achieved zero major IDC operational disruptions or network outages.

We provide customers with high-quality pre-sales and after-sales services, and attach importance to the continuous improvement of service. In 2024, nationwide customer satisfaction reached 99.63%.

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

We carry out information security management from three levels of physical security, internal cybersecurity and external cybersecurity, and formulate privacy policies to ensure the security of personal data and privacy. We attach great importance to the cultivation of employees’ information security awareness and carry out various forms of information security training for employees. In 2024, we provided information security training to 100% of our employees. For more information, see “Item 16.K. Cybersecurity.”

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

As of December 31, 2024, the total number of our employees was 2,581.

Diversity, Equity, and Inclusion

We insist on recruiting, assessing, motivating and training every employee equally to ensure that minority groups are not treated differently. As a signatory of the UN Women’s Empowerment Principles, we actively guarantee equal pay for equal work regardless of gender, and work with global enterprises to improve gender equality practices and bring women’s potential into play.

As of December 31, 2024, 28% of our employees were female, and 33% of our employees for management positions were female.

Training and Development

We attach great importance to the training of talents, formulate the Employee Training Management System and establish a systematic and multi-level employee training system to carry out targeted training for employees at different development stages. We realize digital talent training through the VNET E-Learning platform. As of December 31, 2024, 874 courses had been launched on the platform. The average training hours per employee reached 35.62 hours.

Through competitive compensation as well as a fair and effective performance evaluation mechanism, we continue to attract and motivate outstanding talents. We have established a comprehensive job level structure and a reasonable promotion mechanism to provide all employees with equal development opportunities.

Social Responsibility

Responsible Supply Chain

We strictly implement responsible procurement, actively identify and control risks of the supply chain, and help the entire industrial chain to jointly build an open and mutually beneficial cooperation environment. We strictly abide by applicable laws and regulations and relevant requirements in the industry, standardize the behavior of procurement personnel, strictly control the quality of cooperative suppliers, and implement closed-loop procurement management through systems such as the Regulations on Procurement Management, the Regulations on Supplier Management, and the Code of Conduct for Procurement Personnel.

We actively promote suppliers to improve their performance on sustainability. In our supplier management work process, we incorporate considerations on their ESG risks and focus on their performance in environmental protection and low carbon, information security, labor rights and interests, occupational health and safety, as well as honesty and integrity.

Public Welfare

We actively fulfill social responsibilities as a corporate citizen and leverage our industrial strengths so that local communities can benefit from our operations. In 2024, we carried out various public welfare projects pertaining to ecological protection and rural revitalization, and also actively participated in science and technology education, continuously promoting the deep integration of industry, academia, and research through school-enterprise cooperation and public donations. In 2024, we donated a total amount of RMB5.5 million to the Tsinghua University Education Foundation and the Soochow University Education Development Foundation, to provide abundant scientific research resources and practical opportunities for cultivating high-quality innovative talents for society.

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

In September 2024, the NDRC, and the MOFCOM promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment (2024 version), or the 2024 Negative List, which took effect from November 1, 2024. On October 26, 2022, the MOFCOM and the NDRC jointly published the Catalog of Industries for Encouraging Foreign Investment (2022 Version), which became effective on January 1, 2023.

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

The Implementation Regulations further provides, among other, that (i) if a foreign-invested enterprise incorporated prior to January 1, 2020 fails to adjust its corporate governance structure and other matters to be in compliance with the PRC Company Law or the Partnership Enterprises Law of the PRC, as the case may be, and complete registration for amendments before January 1, 2025, the relevant governmental authority may no longer accept any other registration matters of such foreign-invested enterprise; and (ii) as for any foreign-invested enterprise incorporated prior to January 1, 2020, the provisions regarding equity interest transfer and distribution of profits, as agreed in its joint venture contracts, may remain effective and binding after its adjustment of corporate governance structure and other matters in accordance with the PRC Company Law or the Partnership Enterprises Law of the PRC, as the case may be.

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

For example, pursuant to the Cross-Regional VAT License issued to VNET Beijing, by the MIIT on January 17, 2012 (which was most recently updated on December 27, 2024) with a term effective until October 21, 2026, VNET Beijing is permitted to carry out its (i) full data center business under the first category of “value-added telecommunications business” across two province-level municipalities and four cities in China; (ii) data center business (excluding internet resources coordination service) under the first category of “value-added telecommunications business” across two province-level municipalities and 28 cities in China; (iii) VPN services under the first category of “value-added telecommunications business” across China; (iv) internet access service (excluding providing services for website users) under the first category of “value-added telecommunications business” across 20 province-level municipalities and provinces in China, and internet access service (solely providing services for website users) under the first category of “value-added telecommunications business” across three provinces in China; (v) domestic multi-party communications services under the second category of “value-added telecommunications business” across China; and (vi) domestic data transmission services through fixed network under the second category of “basic telecommunications business” across China. In addition, pursuant to the VAT License issued to VNET Beijing by Beijing Communications Administration on January 8, 2020 (which was most recently updated on December 30, 2024) with a term effective until October 25, 2029, VNET Beijing is permitted to carry out information service business (limited to internet information service).

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

Pursuant to the VAT License issued to SH Blue Cloud by Shanghai Communications Administration on October 20, 2017 (which was most recently updated on November 18, 2022) with a term effective until October 20, 2027, SH Blue Cloud is permitted to carry out (i) information service business (limited to internet information service) under the second category of “value-added telecommunications business”; (ii) online data processing and transaction processing service (solely providing for e-commerce services) under the second category of “value-added telecommunications business”; and (iii) internet domain name resolution service under the second category of “value-added telecommunications business” in Shanghai. In addition, SH Blue Cloud obtained the Cross-Regional VAT License issued by the MIIT on July 10, 2020 (which was most recently updated on January 3, 2025) with a term effective until January 3, 2030, pursuant to which SH Blue Cloud is permitted to carry out (i) fixed network domestic data transmission business under the second category of “basic telecommunications business” across China; (ii) data center business under the first category of “value-added telecommunications business” in Beijing and Shanghai; (iii) CDN service under the first category of “value-added telecommunications business” in Beijing and Shanghai; (iv) VPN services under first category of “value-added telecommunications business” in Beijing and Shanghai; (v) internet access service under the first category of “value- added telecommunications business” in Beijing and Shanghai; and (vi) domestic multi-party communications services under the second category of “value- added telecommunications business” across China.

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

On July 3, 2024, the National Development and Reform Commission and other departments issued the “Special Action Plan for Green and Low-carbon Development of data Centers”, which clarified the main goals and key tasks of green and low-carbon development of Data Centers, including strict requirements for energy efficiency and water efficiency of new projects, and promoting energy saving and carbon reduction transformation of stock projects. By the end of 2025, the PUE of new and expanded large and super-large Data Centers should be reduced to less than 1.25, and the PUE of national hub node Data Centers projects should not be higher than 1.2.

Some local governmental authorities also issued regulations and relevant implementation rules in order to control the energy conservation of data centers. For example, on February 14, 2022, the GOPGB issued the Beijing Municipality’s Catalogue for the Prohibition and Restriction of Newly Increased Industries (2022 Edition), or the 2022 Catalogue, which is a revised edition of the catalogue GOPGB issued in 2018. The 2022 Catalogue prohibits new construction or expansion within Beijing of (i) call centers, and (ii) data centers which are involved in providing internet data services or information processing and storage support services, except for cloud computing data centers in compliance with the Implementation Plan on Coordinated Development of Data Centers in Beijing. Moreover, in July 2021, the Development and Reform Commission of Beijing Municipality published the Regulations on Further Strengthening the Regulations on Energy Conservation Monitoring of Data Center Projects to stipulate further energy conservation requirements applicable to data center projects, including, among others, limiting the proportion of power of racks for data storage function, requiring higher usage percentage of renewable energy sources and lower PUE, as well as charging more expensive and differentiated power tariffs accordingly for data centers with PUEs above 1.4. On July 3, 2023, the Development and Reform Commission of Beijing Municipality published the Notice on Further Strengthening the Regulations on Energy Conservation Monitoring of Data Center Projects, which replaced the Regulations on Further Strengthening the Energy Conservation Monitoring of Data Center Projects and reaffirmed the aforementioned energy conservation requirements. On November 14, 2024, the Beijing Municipal Commission of Economy and Information, the Beijing Municipal Development and Reform Commission and the Beijing Municipal Communications Administration jointly issued the Beijing Existing Data Center Optimization Work Plan (2024-2027), which stipulates that by 2027, the energy efficiency levels of data centers in Beijing must fully comply with local standards, with the average annual PUE being reduced to below 1.35, and data centers with a PUE higher than 1.35 are identified as the primary targets for optimization.

On January 2, 2019, Shanghai Municipal Commission of Economy and Information and Shanghai Municipal Development and Reform Commission jointly published the Guidance on Strengthening the Coordinated Construction of the Internet Data Center in Shanghai Municipality, pursuant to which, authorities encourage to effectively control the construction scale and energy consumption gross of internet data centers and aim to reach several goals including, among others, the PUE of newly constructed internet data center shall be strictly controlled below 1.3, and the PUE of reconstructed internet data center shall be strictly controlled below 1.4, from the year 2020 onward. In April 2021, the Shanghai Municipal Commission of Economy and Informatization and the Shanghai Municipal Development and Reform Commission jointly published their Notice on Coordinated Construction of Data Centers in Shanghai in 2021 to restate that the comprehensive PUE of newly constructed data centers should be lower than 1.3 and reconstructed data centers should be lower than 1.4. Moreover, in November 2022, the Shanghai Municipal Commission of Economy and Informatization and the Shanghai Municipal Development and Reform Commission jointly published the Implementation Plan for Peaking Carbon Dioxide Emissions in New Infrastructures in Shanghai, which provides that the PUE of newly constructed data centers should be lower than 1.3 during the “14th Five-Year Plan” period, and should strive to be lower than 1.25 during the “15th Five-Year Plan” period. In April 2024, Shanghai issued the “Shanghai Action Plan to Promote Large-scale Equipment Renewal and Consumer Goods Replacement (2024-2027)” to promote green and low-carbon transformation of data centers. Overall planning and orderly promotion of the intensive construction of data centers shall be implemented, with reasonable control of the total scale, focusing on supporting intelligent computing power data centers with important functions. The project energy efficiency entry threshold shall be increased, and the PUE of new data centers shall not be higher than 1.25. Efforts shall be made to speed up the upgrading of existing data centers; small, inefficient, and high-energy-consuming old data centers will be included in the industrial restrictions and elimination catalog. The promotion and application of efficient refrigeration technology and new energy shall be increased, striving to ensure that the PUE after transformation is not higher than 1.4, and to achieve annual energy savings of more than 50,000 tons of standard coal. On August 22, 2024, the Shanghai Municipal People’s Government published the Shanghai Action Plan for Accelerating Green and Low-Carbon Transformation (2024-2027), which reiterates the requirement that the PUE of newly constructed data centers must be controlled below 1.25, and the existing data centers, after undergoing renovation, must achieve a PUE of no higher than 1.4.

In April 2019, the Shenzhen Development and Reform Commission issued the Notice on the Relevant Matters of Energy Conservation Examination for Data Centers to strictly control the amount of annual comprehensive energy consumption of newly constructed data centers. In November 2020, the General Office of the People’s Government of Guangdong Province issued the Three-year Implementation Plan (2020-2022) on Promotion of the Construction of New Infrastructures in Guangdong Province, pursuant to which the average designed PUE of data centers in Guangdong Province should be lower than 1.3 as of the year 2022. In April 2021, the Energy Bureau of Guangdong Province published the Notice on Guangdong Province Data Center Energy Consumption Protection Requirement, according to which from 2021 to 2022, as a principle, increases in new data center racks will not be approved in Guangdong Province, except for projects integrating existing resources and constructed by enterprises for self-use (small scale data centers with 1,000 or fewer standard racks). In addition, on December 2, 2022, the Development and Reform Commission of Guangdong Province and the Department of Industry and Information Technology of Guangdong Province jointly issued the Opinions on Strengthening the Layout and Construction of Data Centers, pursuant to which, the average PUE of data centers which are newly constructed and located in data center clusters of national hubs shall be at or below 1.25 while the average PUE of other data centers in Guangdong province shall be at or below 1.3.

Regulations on Foreign Investment in Telecommunications Enterprises

The PRC government imposes limitations on the foreign ownership of PRC companies that engage in telecommunications-related business. Pursuant to the Administrative Rules for Foreign Investments in Telecommunications Enterprises, or the Foreign Investment Telecommunications Rules, issued by the PRC State Council on December 11, 2001 and effective on January 1, 2002, which was further amended on February 6, 2016, a foreign investor is currently prohibited from owning more than 50% of the equity interest in a PRC company that engages in value-added telecommunications business, and the major foreign investor of a telecommunication business in China must also have experience and a sound track record in providing value-added telecommunications services overseas. Although the Guidance Catalog of Industries for Foreign Investment, as amended in 2017, and the 2024 Negative List allow a foreign investor to own more than 50% of the total equity interest in e-commerce business, domestic multi-party communications services, information storage and re-transmission services, and call center services, other requirements provided by the Foreign Investment Telecommunications Rules (such as the track record and experience requirement for a major foreign investor) still apply. Foreign investors that meet these requirements must obtain approvals from the MIIT, which retain discretion in granting approvals. On April 7, 2022, the State Council of the PRC issued the Decision to Amend and Abolish Certain Administrative Regulations, which makes amendments to the Foreign Investment Telecommunications Rules. The amendments include, among others, removing the qualification requirements for major foreign investors that hold interest in PRC companies conducting value-added telecommunications business as set out in the Foreign Investment Telecommunications Rules. The amended Foreign Investment Telecommunications Rules became effective on May 1, 2022.

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

On September 12, 2022, the CAC released the Notice on Seeking Public Comments on the Decision on Amending the Cybersecurity Law of the PRC (Draft for Public Comments), which imposes more stringent legal liabilities and raises the upper limit of monetary fines for serious violation of the security protection obligations of network operation, network information, critical information infrastructure and personal information under the Cybersecurity Law to RMB50 million or 5% of the company’s total sales from the previous year.

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

On May 10, 2024, the MIIT issued the Implementing Rules for the Risk Assessment of Data Security in the Field of Industry and Information Technology (Trial Implementation), which came into effect on June 1, 2024. These rules apply to data processing activities conducted by processors of important data and core data within the industrial and information technology filed in the PRC, for the purpose of conducting data security risk assessments. Processors of important data and core data are required to conduct data security risk assessments in accordance with the principles of timeliness, objectivity, and effectiveness, and to form assessment reports that are true, complete, and accurate, for which they shall be responsible. Furthermore, processors of important data and core data are required to conduct at least one data security risk assessment per year, and the validity period of the assessment results is one year.

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

On September 24, 2024, the State Council published the Administration Regulations on Network Data Security, or the Data Security Regulations, which became effective on January 1, 2025. The Data Security Regulations provides that network data processors conduct network data processing activities that affects or may possibly affect national security must conduct national security review in accordance with relevant laws and regulations.

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

On December 25, 2024, the Standing Committee of the National People’s Congress published the PRC Value-Added Tax Law, which will come into effect on January 1, 2026, replacing the PRC Interim Regulations on Value-Added Tax. The new law reaffirms the provisions of the PRC Interim Regulations on Value-Added Tax and make changes in the areas of taxable acts, tax jurisdiction, deemed sales, non-taxable items, simplified taxation, withholding agents, input taxes, non-creditable input taxes, mixed sales, and input credit carry-forward and refund.

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

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Regulations, and five supporting guidelines, which became effective on March 31, 2023. Pursuant to the Overseas Listing Regulations, companies in the Chinese mainland that directly or indirectly offer or list their securities in an overseas market, including a company in the Chinese mainland limited by shares and an offshore company whose main business operations are in the the Chinese mainland and intends to offer shares or be listed in an overseas market based on its equities, assets or similar interests in the Chinese mainland are required to file with the CSRC within three working days after submitting their listing application documents to the regulator in the place of intended listing. In addition, the listed issuers are also imposed with reporting obligations by the Overseas Listing Regulations. In particular, the listed issuers should submit report to the CSRC within three working days upon the occurrence and public announcement of any of the following material events: (i) change of control; (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other relevant authorities, (iii) change of listing status or transfer of listing segment, or (iv) voluntary or mandatory delisting. Failure to complete the filing under the Overseas Listing Regulations or conceals any material fact or falsifies any major content in its filing documents may subject the company to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, direct officers-in-charge and other direct personnel-in-charge may also be subject to administrative penalties, such as warnings and fines. The Overseas Listing Regulations also provide that a company in the Chinese mainland must file with the CSRC within three business days for its follow on offering of securities after it is listed in an overseas market. On February 17, 2023, the CSRC also issued the Notice on Administration of the Filing of Overseas Offering and Listing by Domestic Companies and held a press conference for the release of the Overseas Listing Regulations, which, among others, clarified that the companies in the Chinese mainland that have been listed overseas before March 31, 2023 are not required to file with the CSRC immediately, but these companies should complete filing with the CSRC for their refinancing activities in accordance with the Overseas Listing Regulations. Based on the foregoing, we are not required to complete filing with the CSRC for our prior overseas offerings at this stage, but we may be subject to the filing requirements for our future capital raising activities under the Overseas Listing Regulations.

On February 24, 2023, the CSRC issued the Provisions on Strengthening the Confidentiality and Archive Management Work Relating to the Overseas Securities Offering and Listing by Domestic Companies, which became effective on March 31, 2023. These provisions aim to expand the applicable scope of the regulation to indirect overseas offerings and listings by PRC domestic companies and emphasize the confidentiality and archive management duties of PRC domestic companies during the process of overseas offerings and listings. Given these provisions were recently promulgated, there are uncertainties as to their interpretation, application, and enforcement.

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

As we are a Cayman Islands company, we are classified as a foreign enterprise under PRC laws and regulations and our wholly-owned PRC subsidiaries, VNET China, SZ Zhuoaiyi, aBitCool DG and SH Edge Connect, are considered as wholly foreign owned enterprises (the “WFOEs”, each a “WFOE”). The VIEs consolidated in our financial statements include VNET Technology, BJ iJoy, HuLianXinCheng Network and SH Zhiyan. The VIE equity holders are founders, directors, executive officers, employees or shareholders of our company or entities ultimately controlled by our founders. For the three fiscal years ended December 31, 2024, our consolidated affiliated entities contributed most of our total net revenues.

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

Exclusive Consultation and Service Agreement

Pursuant to the exclusive consultation service agreement entered into on April 22, 2024 by and among VNET China, VNET Technology and VNET Beijing, VNET China has the exclusive right to provide VNET Technology and VNET Beijing with software technology development, technology consulting, and technical services required by the business of VNET Technology and VNET Beijing. Without VNET China’ prior written consent, VNET Technology and VNET Beijing cannot accept any same or similar services subject to this agreement from any third party. VNET Technology and VNET Beijing agree to pay VNET China an annual service fee at an amount that is equal to 100% of its monthly after-tax profits, after making up losses from previous years, or an amount that is adjusted in accordance with VNET China’ sole discretion for the relevant month and also the mutually-agreed amount for certain other technical services, both of which should be paid within 5 days after VNET China sends invoice. VNET China has exclusive ownership of all the intellectual property rights created as a result of the performance of the exclusive consultation and service agreement, to the extent permitted by applicable PRC laws. To guarantee the performance the obligations of VNET Technology and VNET Beijing thereunder, the shareholders of VNET Technology have agreed to pledge their equity interests in VNET Technology to VNET China pursuant to the equity pledge agreement. The Exclusive Consultation and Service Agreement will remain effective for ten years, unless otherwise terminated by VNET China. Upon request by VNET China, the term of this agreement can be renewed prior to its expiration. The contractual arrangements we have entered into with the other VIEs are substantially similar to those entered into with VNET Technology, HuLianXinCheng, and SH Zhiyan.

In April 2013, we completed acquisition of 100% equity interests in iJoy Holding Limited, or iJoy BVI, and its subsidiaries (collectively known as “iJoy”). In June 2014, we established aBitCool DG, which controls 100% of the equity interests in HuLianXinCheng Network through contractual arrangements entered into in July 2014. In 2017, we disposed of 66.67% of the equity interest in the WiFire Entities, which was previously controlled as to 100% by us through the contractual arrangement between HuLianXinCheng Network and us. The remaining 33.33% equity interest in the WiFire Entities was disposed with nil consideration in late 2023. As result of such disposal, we no longer record financial contributions of WiFire Entities. In November 2020, we established SH Edge Connect which controls 100% of the equity interests in SH Zhiyan and its wholly subsidiaries SH Blue Cloud through contractual arrangements entered into in December 2020. We have entered into contractual arrangements in relation to the each of BJ iJoy, HuLianXinCheng Network and SH Zhiyan. Such contractual arrangements have substantially similar terms as those in relation to VNET Technology, and has the same effect of allowing us to receive the economic benefits from its operations, obtain effective control over the variable interest entity and its subsidiaries, and allow the financial results of that VIE entity and its subsidiaries to be consolidated into our consolidated financial statements. Han Kun Law Offices, our PRC legal counsel, is of the opinion that:

(a)	the ownership structures of the VIE Entities and our corresponding subsidiaries in China do not and will not violate any applicable PRC laws and regulations currently in effect; and
(b)

each of the agreements under the contractual arrangements among our corresponding subsidiaries in China, the VIE Entities and their applicable shareholders governed by PRC law is not in violation of provisions of applicable PRC laws or regulations currently in effect, and valid and binding upon each party to such agreements and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect.

Additionally, we have been advised by our PRC legal counsel that the interpretation and application of current and future PRC laws and regulations are evolving. Accordingly, there can be no assurance that the PRC regulatory authorities, in particular the MIIT, which regulates providers of telecommunications value-added services and other participants in the PRC telecommunications industry, and the MOFCOM and the NDRC, will not in the future take a view that is contrary to the above opinion of our PRC legal counsel. Our PRC legal counsel has further advised that, if the PRC government is of the view that the agreements establishing the structure for operating the value-added services in China are in violation of PRC laws restrictions on foreign investment in the telecommunications industry, we could be subject to severe penalties including being prohibited from continuing our operations. See “Item 3. Key Information - D. Risk Factors—Risks Related to Our Corporate Structure—There are uncertainties regarding the interpretation and application of current and future PRC laws, regulation, and rules relating to the agreements that establish the variable interest entities structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the variable interest entities, and consequently, significantly affect our financial condition and results of operations. If the PRC government finds the agreements with the variable interest entities non-compliant with relevant PRC laws, regulations and rules, of these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interest in the variable interest entities.”

D.	Property, Plants and Equipment

Our headquarters are located at Guanjie Building Southeast, 1st Floor, 10# Jiuxianqiao East Road, Chaoyang District, Beijing, the People’s Republic of China. We mainly lease facilities for our office space in Beijing, Shanghai, Guangzhou, Shenzhen, Ningbo, Hangzhou, Hong Kong and other locations. Our office leases generally have terms ranging from one to around three and a half years and may be renewed upon expiration of the lease terms. As of December 31, 2024, our offices occupied an aggregate of 24,158 square meters.

We had also leased facilities for our self-built data centers with a total floor area of approximately 414,468 square meters.

We own and occupy several buildings, primarily located in Beijing, Shanghai, Jiangsu, Anhui, Shaanxi, Inner Mongolia Autonomous Region, Sichuan, Hebei and Guangdong, with a total floor area of approximately 621,662 square meters, some of which are built into our data centers.

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

A.Operating Results

Overview

We are a leading carrier-neutral and cloud-neutral data center services provider in China. We have one of the largest carrier-neutral data center networks in China with an aggregate capacity in service of 486MW from our wholesale IDC business and 52,107 cabinets in service from our retail IDC business as of December 31, 2024.

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

We historically provided managed network services, consisting of CDN services, hosting area network services, route optimization and last-mile broadband services. In September 2017, we disposed of 66.67% of the equity interests in six wholly-owned subsidiaries engaged in the managed network services business, collectively referred as to the WiFire Entities, and the remaining 33.33% equity interest in the WiFire Entities was disposed in late 2023. In September and December 2017, we disposed all of our equity interests and shares in Sichuan Aipu Network Co., Ltd. and its affiliates, collectively referred as the Aipu Group, engaged in the last-mile broadband business. As a result of these transactions, we deconsolidated the financial results related to the managed network services business from our consolidated statements of operations starting from the fourth quarter of 2017.

Our total net revenues generated from providing hosting and related services increased from RMB7,065.2 million in 2022 to RMB7,412.9 million in 2023 and further increased to RMB8,259.1 million in 2024, representing a CAGR of 8.1% from 2022 to 2024. We recorded a net loss of RMB762.0 million in 2022, a net loss of RMB2,579.2 million in 2023, and a net profit of RMB248.4 million in 2024, which reflected share-based compensation expenses of RMB118.2 million, RMB35.3 million, and RMB148.6 million in 2022, 2023, and 2024, respectively. Our results of operations also reflect the effects of our acquisitions and dispositions during the respective periods.

Factors Affecting Our Results of Operations

Our business and results of operations are generally affected by the development of China’s data center services market, which has grown rapidly in recent years. According to Frost & Sullivan, the total revenue of China’s data center services market is expected to grow at a CAGR of 13.7% from 2024 to 2029, reaching RMB317.3 billion by 2029. However, any adverse changes in the data center services market in China may harm our business and results of operations.

While our business is generally influenced by factors affecting the data center services market in China, we believe that our results of operations are more directly affected by company-specific factors, including capacity in service and utilization rate, monthly recurring revenues and churn rate, pricing, growth in complementary markets and optimization of our cost structure.

Capacity in Service and Utilization Rate

Our revenues are directly affected by our capacity in service and the utilization rate of our capacity. As of December 31, 2024, our wholesale IDC business had a capacity in service of 486MW and commitment and utilization rates of 98.7% and 72.6%, respectively. As of December 31, 2024, our retail IDC business had a capacity in service of 52,107 cabinets and a utilization rate of 63.5%. Our period-end utilization rate fluctuates due to the continuous changes in both the amount of our utilized capacity and total capacity in service. Our future results of operations and growth prospects will largely depend on our ability to increase our total capacity in service while maintaining an optimal utilization rate.

With the rapid growth of China’s internet industry, demand for cabinet spaces has increased significantly and we do not always have sufficient self-built data center capacity to meet such demand. It usually takes 9 to 18 months to build a data center together with cabinets and equipment installed. To meet our customers’ immediate demand, we partner with China Telecom, China Unicom, China Mobile or other parties and lease cabinets from them. Due to the time needed to build data centers and the long-term nature of these investments, if we overestimate the market demand for cabinets, it will lower our cabinet utilization rate and negatively affect our results of operations.

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

We use “monthly recurring revenues” to measure the revenues we recognize from our managed hosting services on a recurring basis each month. In 2022, 2023, and 2024, our recurring revenues were consistently around 90% of our net revenues. Our average monthly recurring revenues per cabinet for retail IDC business were RMB8,946, RMB8,852 and RMB8,769 for the years ended December 31, 2022, 2023, and 2024, respectively.

We use the churn rate to measure the reduction of monthly revenues that is attributable to the termination of customer contracts as a percentage of total monthly recurring revenues of the previous month. Our average monthly churn rate for our managed hosting services was 0.2% in 2022, 0.4% in 2023 and 0.2% in 2024.

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

Key Components of Results of Operations

Net Revenues

The following table sets forth our net revenues for the years presented:

	For the Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
	(in thousands)
Net revenues	7,065,232	7,412,930	8,259,069

We generate all of our revenues from the hosting and related services business. We provide retail IDC business to house our customers’ servers and networking equipment in our data centers and wholesale IDC business to deliver customized data center sites to our customers based on their unique requirements. We also provide non-IDC business including cloud services and VPN services, as part of our hosting and related services business.

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

Cost of Revenues

Our cost of revenues primarily consists of telecommunications cost, and other costs. The following table sets forth, for the periods indicated, our cost of revenues, in absolute amounts and as a percentage of our total net revenues:

	For the Years Ended December 31,
	2022		2023		2024
		% of		% of		% of
	RMB	Net Revenues	RMB	Net Revenues	RMB	Net Revenues

	(in thousands, except percentages)
Cost of revenues:
Telecommunications costs	2,813,513	39.8	2,799,673	37.8	2,807,993	34.0
Others	2,893,463	41.0	3,320,772	44.8	3,618,921	43.8
Total cost of revenues	5,706,976	80.8	6,120,445	82.6	6,426,914	77.8

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

	For the Years Ended December 31,
	2022		2023		2024
		% of Net		% of Net		% of Net
	RMB	Revenues	RMB	Revenues	RMB	Revenues

	(in thousands, except percentages)
Operating expenses:
Sales and marketing expenses(1)	311,917	4.4	266,207	3.6	263,756	3.2
Research and development expenses(1)	306,842	4.3	322,220	4.3	246,612	3.0
General and administrative expenses(1)	642,945	9.1	541,850	7.3	659,030	8.0
Allowance for doubtful debt	35,409	0.5	368,505	5.0	107,899	1.3
Impairment of long-lived assets	—	—	506,686	6.8	—	—
Impairment of goodwill	—	—	1,364,191	18.4	—	—
Operating income	(60,013)	(0.8)	(106,273)	(1.4)	(114,585)	(1.4)
Total Operating Expenses(1)	1,237,100	17.5	3,263,386	44.0	1,162,712	14.1

Note:

(1)	Includes share-based compensation expense as follows:

	For the Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
	(in thousands)
Allocation of share-based compensation expenses:
Sales and marketing expenses	17,794	3,141	20,048
Research and development expenses	14,305	3,272	5,249
General and administrative expenses	85,508	28,883	118,374
Total share-based compensation expenses	117,607	35,296	143,671

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

Share-Based Compensation Expenses

We recorded share-based compensation expenses in connection with share options and RSUs granted under our 2010 Plan, 2014 Plan and 2020 Plan. We recorded share-based compensation expenses in the amount of RMB117.6 million, RMB35.3 million, and RMB143.7 million for the years ended December 31, 2022, 2023, and 2024, respectively, in connection with our share-based incentive grants.

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

Hong Kong

Subsidiaries in Hong Kong are subject to Hong Kong profits tax rate of 16.5% for the years ended December 31, 2022, 2023, and 2024. A two-tiered profits tax rates regime was introduced in 2018 under which the first HK$2.0 million of assessable profits earned by an eligible company will be taxed at 8.25% and the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. Additionally, upon payments of dividends by the Company to its shareholders, no HK withholding tax will be imposed.

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

VNET Beijing was qualified as a High and New Technology Enterprise, or HNTE, since 2008 and is eligible for a 15% preferential tax rate. In October 2014, VNET Beijing obtained a new certificate and renewed the certificate in October 2017,2020 and 2023, with a validity term of three years. In accordance with the PRC Income Tax Law, an enterprise awarded with the HNTE certificate may enjoy a reduced EIT rate of 15%. For the years ended December 31, 2022, 2023, and 2024, the tax rate for VNET Beijing was 15%, 15% and 15%, respectively.

In April 2011, Xi’an Sub, a subsidiary of VNET Beijing located in Shaanxi Province, was qualified for a preferential tax rate of 15% and started to apply this rate from then on. The preferential tax rate is awarded to companies that are located in West Regions of China which operate in certain encouraged industries. For the years ended December 31, 2022, 2023, and 2024, the applicable tax rate assessed for Xi’an Sub was 15%, 15% and 15%, respectively.

In October 2015, SH Blue Cloud, a subsidiary located in Shanghai, was qualified for a HNTE and became eligible for a 15% preferential tax rate. The HNTE certificate has been renewed in November 2018, November 2021 and December 2024 with a validity term of three years. For the years ended December 31, 2022, 2023, and 2024, SH Blue Cloud enjoyed a preferential tax rate of 15%.

In November 2016, SZ DYX, a subsidiary located in Guangdong Province, was qualified for a HNTE and became eligible for a 15% preferential tax rate effective for three consecutive years. The HNTE certificate has been renewed in November 2019 and December 2022 with a validity term of three years. For the years ended December 31, 2022, 2023, and 2024, SZ DYX enjoyed a preferential tax rate of 15%.

In December 2016, BJ TenxCloud, a subsidiary located in Beijing and the Company acquired in July 2021, was qualified for a HNTE and became eligible for 15% preferential tax rate effective for three consecutive years and the certificate was reapplied in December 2019 and December 2022 with a validity term of three years. Accordingly, for the years ended December 31, 2022, 2023, and 2024, BJ TenxCloud enjoyed a preferential tax rate of 15%.

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

Useful life of long-lived assets

We regularly assess the estimated useful lives of our property and equipment, and intangible assets. In January 2024, with the assistance of an external appraisal firm, we completed an assessment of the useful lives of certain data center properties and equipment and revised the estimated useful lives from a range of two to ten years, to three to fifteen years, based on an analysis of the property and equipment’s current use, historical age patterns, and industry trends and practices. This change in estimated useful lives will be accounted for as a change in accounting estimate, prospectively beginning in fiscal year 2024. The effect of the change was a decrease in depreciation expense of RMB389.7 million and an increase in net income of RMB292.8 million for the year ended December 31, 2024.

Inflation

In the last three years, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2022, 2023, and 2024 were 2.0%, 0.2%, and 0.2%, respectively. Although we have not been materially affected by inflation in the past, we cannot assure you that we will not be affected in the future by higher rates of inflation in China.

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

	For the Years Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	%

	(in thousands, except percentages)
Consolidated Statements of Operations:
Net revenues	7,065,232	100.0	7,412,930	100.0	8,259,069	100.0
Cost of revenues	(5,706,976)	(80.8)	(6,120,445)	(82.6)	(6,426,914)	(77.8)
Gross profit	1,358,256	19.2	1,292,485	17.4	1,832,155	22.2
Sales and marketing expenses	(311,917)	(4.4)	(266,207)	(3.6)	(263,756)	(3.2)
Research and development expenses	(306,842)	(4.3)	(322,220)	(4.3)	(246,612)	(3.0)
General and administrative expenses	(642,945)	(9.1)	(541,850)	(7.3)	(659,030)	(8.0)
Allowance for doubtful debt	(35,409)	(0.5)	(368,505)	(5.0)	(107,899)	(1.3)
Impairment of long-lived assets	—	—	(506,686)	(6.8)	—	—
Impairment of goodwill	—	—	(1,364,191)	(18.4)	—	—
Operating income	60,013	0.8	106,273	1.4	114,585	1.4
Total operating expenses	(1,237,100)	(17.5)	(3,263,386)	(44.0)	(1,162,712)	(14.1)
Operating profit (loss)	121,156	1.7	(1,970,901)	(26.6)	669,443	8.1
Interest income	31,574	0.4	41,802	0.6	27,958	0.3
Interest expense	(273,305)	(3.9)	(312,172)	(4.2)	(400,975)	(4.9)
Impairment of long-term investments	—	—	(11,166)	(0.2)	—	—
Other income	17,328	0.2	27,344	0.4	52,728	0.6
Other expenses	(26,599)	(0.4)	(16,086)	(0.2)	(27,290)	(0.3)
Changes in the fair value of financial instruments	22,626	0.3	(165,930)	(2.2)	(74,112)	(0.9)
Gain on debt extinguishment	—	—	—	—	246,175	3.0
Foreign exchange loss, net	(523,235)	(7.4)	(78,965)	(1.1)	(19,242)	(0.2)
(Loss) income before income taxes and gain from equity method investments	(630,455)	(9.1)	(2,486,074)	(33.5)	474,685	5.7
Income tax expenses	(133,464)	(1.9)	(114,374)	(1.5)	(234,229)	(2.8)
Gain from equity method investments	1,925	0.0	3,279	0.0	7,967	0.1
Net (loss) income	(761,994)	(11.0)	(2,597,169)	(35.0)	248,423	3.0
Net income attributable to noncontrolling interest	(13,958)	(0.2)	(46,667)	(0.6)	(65,223)	(0.8)
Net (loss) income attributable to VNET Group, Inc.	(775,952)	(11.2)	(2,643,836)	(35.6)	183,200	2.2

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Net Revenues

Our net revenues increased by 11.4% from RMB7,412.9 million in 2023 to RMB8,259.1 million in 2024, primarily due to (i) expansion in capacity in service of wholesale IDC business and (ii) increase in utilization rate of wholesale IDC business.

Cost of Revenues

Our cost of revenues increased by 5.0% from RMB6,120.4 million in 2023 to RMB6,426.9 million in 2024, primarily due to increases in our telecommunication and utility costs attributable to the delivery of additional capacity.

Gross Profit

As a result of the foregoing, our gross profit increased by 41.8% from RMB1,292.5 million in 2023 to RMB1,832.2 million in 2024. Our gross margin increased from 17.4% in 2023 to 22.2% in 2024, primarily due to a reduction in depreciation expense due to the change in the estimated useful lives of certain data center properties and equipment from January 1, 2024.

Operating Expenses

Our operating expenses decreased by 64.4% from RMB3,263.4 million in 2023 to RMB1,162.7 million in 2024. Our operating expenses as a percentage of net revenues decreased from 44.0% in 2023 to 14.1% in 2024.

Sales and Marketing Expenses. Our sales and marketing expenses decreased slightly by 0.9% from RMB266.2 million in 2023 to RMB263.8 million in 2024. As a percentage of net revenues, our sales and marketing expenses decreased from 3.6% in 2023 to 3.2% in 2024.

Research and Development Expenses. Our research and development expenses decreased by 23.5% from RMB322.2 million in 2023 to RMB246.6 million in 2024, primarily due to a decrease in the staff costs. As a percentage of net revenues, our research and development expenses decreased from 4.3% in 2023 to 3.0% in 2024.

General and Administrative Expenses. Our general and administrative expenses increased by 21.6% from RMB541.9 million in 2023 to RMB659.0 million in 2024, primarily due to a increase in our share-based compensation expenses. As a percentage of net revenues, our general and administrative expenses increased from 7.3% in 2023 to 8.0% in 2024.

Allowance for doubtful debt. Our allowance for doubtful debt decreased from RMB368.5 million in 2023 to RMB107.9 million in 2024. As a percentage of net revenues, our allowance for doubtful debt decreased from 5.0% in 2023 to 1.3% in 2024.

Interest Income

Our interest income decreased by 33.1% from RMB41.8 million in 2023 to RMB28.0 million in 2024.

Interest Expense

Our interest expense increased by 28.4% from RMB312.2 million in 2023 to RMB401.0 million in 2024, primarily due to the increases in bank and other borrowings and the loss on extinguishment of 2026 Convertible Notes.

Other Income

Our other income increased by 92.8% from RMB27.3 million in 2023 to RMB52.7 million in 2024. Other income comprises miscellaneous non-operating income that we generate.

Other Expenses

Our other expenses increased from RMB16.1 million in 2023 to RMB27.3 million in 2024.

Gain on debt extinguishment

Our gain on debt extinguishment increased from nil in 2023 to RMB246.2 million in 2024 due to gain recognized upon the modification of the 2027 Convertible Notes in 2024, which was accounted for as a debt extinguishment for accounting purposes.

Changes in the Fair Value of Financial Instruments

Changes in the fair value of financial instruments were a loss of RMB74.1 million in 2024, primarily due to the increase in the fair value of the 2027 Convertible Notes for the year ended December 31, 2024.

Foreign Exchange Loss, Net

We had a foreign exchange loss, net of RMB19.2 million in 2024, which represents unrealized net loss caused by the appreciation of the U.S. dollar against the Renminbi.

Income Tax Expenses

We recorded income tax expenses in the amount of RMB234.2 million in 2024, compared with income tax expenses of RMB114.4 million in 2023, with the effective tax rate of 48.5%. This is primarily due to:

●	Change in valuation allowance leads to an increase in the income tax expense in the amount of RMB57.8 million in 2024; and

●	Prior year provision to return true up increases the income tax expense by RMB49.9 million in 2024.

Net Income

As a result of the foregoing, we recorded a net profit of RMB248.4 million in 2024, as compared to a net loss of RMB2,597.2 million in 2023.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

See “Item 5. Operating and Financial Review and Prospects - 5.A Operating Results - Year Ended December 31, 2023 Compared to Year Ended December 31, 2022” beginning on page 119 of our annual report on Form 20 - F for the year ended December 31, 2023 filed with the Securities and Exchange Commission on April 26, 2024.

B.Liquidity and Capital Resources

Cash Flows and Working Capital

The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. We have experienced recurring losses from operations. As of December 31, 2024, we had an accumulated deficit of RMB10,859.9 million and net current liabilities of RMB2,523.3 million. For the year ended December 31, 2024, the net cash we generated from operating activities amounted to RMB2,005.4 million. Our ability to continue as a going concern is dependent on our ability to generate cash flows from operations, and our ability to arrange adequate financing arrangements. These above factors raise doubt about our ability to continue as a going concern.

As of December 31, 2024, we had RMB1,492.4 million in cash and cash equivalents and RMB588.6 million in restricted cash (current and non-current portion). As of December 31, 2023, we had RMB2,243.5 million in cash and cash equivalents and RMB2,855.5 million in restricted cash (current and non-current portion) and RMB356.8 million in short-term investments.

As of December 31, 2024, we had short-term bank borrowings and long-term borrowings (current portion) from various commercial banks with an aggregate outstanding balance of RMB2,009.2 million, and long-term borrowings (excluding current portion) from various commercial banks with an aggregate outstanding balance of RMB7,767.4 million. We have entered into long-term borrowing arrangements since 2013 with maturity terms of 2 to 15 years. The short-term borrowings outstanding as of December 31, 2023 and 2024 bear a weighted-average interest rate of 3.65% and 4.35% per annum, respectively. The long-term borrowings (including current and non-current portions) outstanding as of December 31, 2023, and 2024 bore weighted-average interest rates of 4.97% and 4.53% per annum, respectively. As of December 31, 2023, we had short-term bank borrowings and long-term borrowings (current portion) from various commercial banks with an aggregate outstanding balance of RMB753.3 million, and long-term borrowings (excluding current portion) from various commercial banks with an aggregate outstanding balance of RMB5,113.5 million.

We had unused credit lines in an aggregate amount of RMB4,038.9 million as of December 31, 2024 under credit agreements with 12 banks. As of the same date, we used RMB7,760.2 million of the credit lines under the credit agreements with 17 banks, pursuant to which we were granted credit lines in an aggregate amount of RMB11,799.1 million. Utilization of such unused portions requires approval by the banks regarding whether the proposed usage align with the qualified purposes set forth in the relevant credit agreements. We believe the working capital as of December 31, 2024 is sufficient for our present requirements.

As of December 31, 2024, we had total outstanding debts (consisting of borrowings) of RMB9,776.6 million, all of which were onshore debt obligations. We believe we have sufficient financial resources to meet both of our onshore and offshore debt obligations when due. The growth of our business relies on the construction of new data centers. We also intend to acquire or invest in companies whose businesses are complementary to ours. We intend to use the proceeds of our outstanding debt mainly to construct new data centers and fund our acquisitions. As of December 31, 2024, we had purchase commitments made for acquisitions of machinery, equipment, construction in progress, bandwidth and cabinet capacity of RMB4,563.1 million becoming due within twelve months, and we intend to use a portion of the proceeds to fund these purchase commitments. Except as disclosed in this annual report, we have no outstanding bank loans or financial guarantees or similar commitments to guarantee the payment obligations of third parties. We believe that our current cash, cash equivalents and time deposits, our cash flow from operations and proceeds from our financing activities will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for the next 12 months. If we have additional liquidity needs in the future, we may conduct additional financing, including equity offering and debt financing in private or public capital markets and control of operating expenses and capital expenditure where necessary, to meet such needs.

As of December 31, 2024, the total amount of cash and cash equivalents, restricted cash and short-term investments was RMB2,081.1 million, of which RMB0.5 million, RMB1,484.9 million, RMB525.6 million and RMB70.1 million was held by our parent company, consolidated affiliated entities, PRC subsidiaries and offshore subsidiaries, respectively. Cash transfers from our PRC subsidiaries to our subsidiaries outside of China are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of our PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental regulation of currency conversion may limit our ability to receive and utilize our revenues effectively.” The major cost that would be incurred to distribute dividends is the withholding tax imposed on the dividends distributed by our PRC operating subsidiaries at the rate of 10% or a lower rate under an applicable tax treaty, if any.

Convertible Promissory Notes

2027 Convertible Notes

In January 2022, we issued USD-denominated convertible notes due 2027 in an aggregate principal amount of US$250.0 million at an interest rate of 2% per annum, or the 2027 Convertible Notes, pursuant to an investment agreement with the funds managed by Blackstone Tactical Opportunities (NYSE: BX), or Blackstone, the world’s largest alternative investment firm. The 2027 Convertible Notes will be convertible, at any time on and after the original issuance date, at the option of holders, into Class A ordinary shares of the Company at a conversion price of US$1.8333 per Class A ordinary share, or into ADSs at a conversion price of US$11.00 per ADS. The conversion prices are subject to adjustment under the terms of the 2027 Convertible Notes. The Company may effect a mandatory conversion at its election, if its ADSs achieve a price threshold of 200% of the conversion price for a specified period. Such 2027 Convertible Notes will bear an interest rate of 2.0% per annum and rank senior to any of the Company’s other indebtedness that is expressly subordinated in right of payment to the 2027 Convertible Notes. Unless the 2027 Convertible Notes have been duly redeemed or converted into Class A ordinary shares of the Company in full prior to the maturity date of the 2027 Convertible Notes, certain number of Series A-1 perpetual convertible preferred shares of the Company with a par value US$0.00001 per share will be issued as repayment of the 2027 Convertible Notes to upon maturity, pursuant to the calculation method set forth in the 2027 Convertible Notes. Moreover, subject to certain conditions, holders of the 2027 Convertible Notes have the right to require the Company to redeem, all of their 2027 Convertible Notes, or any portion of the principal thereof, during the redemption period set forth in the 2027 Convertible Notes. In the event of occurrence of a Fundamental Change, holders of the 2027 Convertible Notes have the right to require the Company to redeem, all of their 2027 Convertible Notes, or any portion of the principal thereof, at a redemption price equal to the sum of the principal amount of the notes, plus the total amount of accrued interest, plus Incremental Amount.

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

2030 Convertible Notes

In March 2025, we issued USD-denominated convertible notes due 2030 in an aggregate principal amount of US$430.0 million at an interest rate of 2.5% per annum, or the 2030 Convertible Notes. Holders of the 2030 Convertible Notes have the right to require the Company to repurchase all or part of their 2030 Convertible Notes in cash on April 3, 2028 or, subject to certain conditions, in the event of certain fundamental changes, at a repurchase price equal to 100% of the principal amount of the 2030 Converitble Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the relevant repurchase date. In addition, on or after April 10, 2028, the Company may redeem all or part of the 2030 Convertible Notes for cash subject to certain conditions, at a redemption price equal to 100% of the principal amount of the 2030 Convertible Notes to be redeemed, plus accrued and unpaid interest, if any, to, but not including, the relevant optional redemption date. Furthermore, the Company may redeem all but not part of the 2030 Convertible Notes in the event of certain changes in the tax laws, at a redemption price equal to 100% of the principal amount of the 2030 Convertible Notes to be redeemed, plus accrued and unpaid interest, if any, to, but not including, the related redemption date.

Holders of the 2030 Convertible Notes may not convert the 2030 Convertible Notes at any time on or prior to the 40th day following the last date of the original issuance of the 2030 Convertible Notes (such date, the “Compliance Period End Date”). After the Compliance Period End Date and prior to the close of business on the business day immediately preceding October 1, 2029, the 2030 Convertible Notes will be convertible only if certain conditions are met. From and after October 1, 2029, holders of the 2030 Convertible Notes may convert their notes at any time at their election until the close of business on the second scheduled trading day immediately preceding the maturity date. The Company will settle conversions by paying or delivering, as applicable, cash, the ADSs or a combination of cash and ADSs, at the Company’s election, subject to certain restrictions.

The 2030 Convertible Notes will initially be convertible at a conversion rate of 72.7273 ADSs per US$1,000 principal amount of Notes, which is equivalent to an initial conversion price of approximately US$13.75 per ADS and represents a conversion premium of approximately 25.0% above the Nasdaq closing price of the Company’s ADSs on March 12, 2025, which was US$11.00 per ADS. The initial conversion rate is subject to adjustment upon the occurrence of certain events.

In accordance with the 2030 Convertible Notes, a “Fundamental Change” is defined to include any one of more of the following events:

(a) (A) a “person” or “group” within the meaning of Section 13(d) of the Exchange Act, other than us, our subsidiaries, our and their employee benefit plans, and any permitted holder (as defined in the 2030 convertible notes), has become, and files a Schedule TO or any schedule, form or report under the Exchange Act disclosing that such person or group has become, the direct or indirect “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, of: (i) our then outstanding ordinary share capital (including ordinary share capital held in the form of ADSs) representing more than 50% of the voting power of our ordinary share capital, or (ii) more than 50% of our outstanding Class A ordinary shares (including Class A ordinary shares held in the form of ADSs), or (B) any of the permitted holders (or any other “person” or “group” within the meaning of Section 13(d) of the Exchange Act subject to aggregation of our ordinary share capital with such person) has become, and files a Schedule TO or any schedule, form or report under the Exchange Act disclosing that such person has become, the direct or indirect “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, of more than 60% of our then outstanding ordinary share capital;

(b) the consummation of (A) any recapitalization, reclassification or change of the Class A ordinary shares or the ADSs (other than changes resulting from a subdivision or combination or a change in par value) as a result of which the Class A ordinary shares or the ADSs would be converted into, or exchanged for, stock, other securities, other property or assets; (B) any share exchange, consolidation or merger of us, or any similar transaction, pursuant to which the Class A ordinary shares or the ADSs will be converted into cash, securities or other property; or (C) any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of us, our subsidiaries and our consolidated affiliated entities, taken as a whole, to any person other than one of our wholly-owned subsidiaries; provided, however, that a transaction described in clause (A) or (B) in which the holders of all classes of our ordinary share capital immediately prior to such transaction own, directly or indirectly, more than 50% of all classes of common equity of the continuing or surviving corporation or transferee or the parent thereof immediately after such transaction in substantially the same proportions vis-a-vis each other as such ownership immediately prior to such transaction shall not be a fundamental change pursuant to this clause (b);

(c) the shareholders of the Company approve any plan or proposal for the liquidation or dissolution of the Company;

(d) the ADSs (or other common equity or depositary shares in respect of common equity underlying the notes) cease to be listed or quoted on any of the New York Stock Exchange, the Nasdaq Global Select Market or the Nasdaq Global Market (or any of their respective successors); or

(e) any change in or amendment to the laws, regulations and rules of the PRC or the official interpretation or official application thereof (a “change in law”) that results in (x) us, our subsidiaries and our consolidated affiliated entities (collectively, the “company group”) (as in existence immediately subsequent to such change in law), as a whole, being legally prohibited from operating substantially all of the business operations conducted by the company group (as in existence immediately prior to such change in law) as of the last date of the period described in our consolidated financial statements for the most recent fiscal quarter and (y) our being unable to continue to derive substantially all of the economic benefits from the business operations conducted by the company group (as in existence immediately prior to such change in law) in the same manner as reflected in our consolidated financial statements for the most recent fiscal quarter; provided that we have not furnished to the trustee on or before the 20th calendar day after the date of such change in law an opinion from an independent financial advisor or an independent legal counsel stating either (x) that we are able to continue to derive substantially all of the economic benefits from the business operations conducted by the company group (as in existence immediately prior to such change in law), taken as a whole, as reflected in our consolidated financial statements for the most recent fiscal quarter (including after giving effect to any corporate restructuring or reorganization plan of the company group) or (y) that such change in law would not materially adversely affect our ability to make principal and interest payments on the notes when due or to effect the conversion of the notes in accordance herewith.

Selected Condensed Consolidating Cash Flows Data

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB

	(in thousands)
Net cash generated from operating activities	2,440,214	2,063,480	2,005,393
Net cash used in investing activities	(3,559,252)	(3,905,109)	(4,390,708)
Net cash generated from (used in) financing activities	2,298,080	3,941,134	(627,654)
Effect on foreign exchange rate changes on cash and cash equivalents and restricted cash	101,979	9,988	(4,945)
Net increase (decrease) in cash and cash equivalents and restricted cash	1,281,021	2,109,493	(3,017,914)
Cash and cash equivalents and restricted cash at beginning of the year	1,708,473	2,989,494	5,098,987
Cash and cash equivalents and restricted cash at end of the year	2,989,494	5,098,987	2,081,073
Cash and cash equivalents, restricted cash and short-term investments at end of the year	2,989,494	5,455,807	2,081,073

Operating Activities

Net cash generated from operating activities was RMB2,005.4 million in 2024, primarily resulting from a net income of RMB248.4 million, positively adjusted for certain items such as (i) depreciation and amortization of RMB1,598.3 million, (ii) share-based compensation expense of RMB148.6 million, (iii) allowance for doubtful debt of RMB107.9 million, (iv) the increase in deferred government grant of RMB140.8 million, (v) the increase in accrued expenses and other payables of RMB139.7 million and (vi) the decrease in prepaid expenses and other current assets of RMB115.0 million, partially offset by certain items such as the gain on debt extinguishment of RMB246.2 million, and the decrease in advances from customers of RMB226.4 million.

Net cash generated from operating activities was RMB2,063.5 million in 2023, primarily resulting from a net loss of RMB2,597.2 million, positively adjusted for certain items such as (i) depreciation and amortization of RMB1,807.3 million, (ii) impairment of goodwill of RMB1,364.2 million, (iii) impairment of long-lived assets of RMB506.7 million, (iv) allowance for doubtful debt of RMB368.5 million, (v) foreign exchange loss of RMB79.0 million, (vi) share-based compensation expense of RMB35.3 million, (vii) the increase in advances from customers of RMB447.3 million and (viii) the increase in accrued expenses and other payables of RMB200.1 million, partially offset by certain item such as the increase in prepaid expenses and other current assets of RMB365.8 million.

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

Investing Activities

Net cash used in investing activities was RMB4,390.7 million in 2024, as compared to net cash used in investing activities of RMB3,905.1 million in 2023. Net cash used in investing activities in 2024 is primarily related to our purchase of property and equipment in the amount of RMB4,923.7 million, our purchase of intangible assets in the amount of RMB130.1 million and our payment for short-term investments in the amount of RMB167.1 million, offset by proceeds received from maturity of short-term investments of RMB529.4 million, proceeds from disposal of property and equiptment in the amount of RMB276.8 million and proceeds from collection of the deposits associated with an acquisition in the amount of RMB200.0 million.

Net cash used in investing activities was RMB3,905.1 million in 2023, as compared to net cash used in investing activities of RMB3,559.3 million in 2022. Net cash used in investing activities in 2023 is primarily related to our purchase of property and equipment in the amounts of RMB2,967.4 million, our payments for long-term investments in the amount of RMB517.3 million and our payment for short-term investments in the amount of RMB503.3 million, offset by proceeds received from maturity of short-term investments of RMB144.5 million and payment for loan to a related party in the amount of RMB115.0 million.

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

Financing Activities

Net cash used in financing activities was RMB627.7 million in 2024, as compared to net cash generated from financing activities of RMB3,941.1 million in 2023. Net cash used in financing activities in 2024 is primarily related to repurchase of 2026 Convertible Notes of RMB4,262.3 million, repayments of long-term bank borrowings of RMB822.3 million and repayments and deposits for other long-term borrowings of RMB765.9 million, partially offset by proceeds from long-term bank borrowings of RMB3,014.8 million and proceeds from other long-term borrowings of RMB1,844.2 million.

Net cash generated from financing activities was RMB3,941.1 million in 2023, as compared to net cash generated from financing activities amounting to RMB2,298.1 million in 2022. Net cash generated from financing activities in 2023 is primarily related to proceeds from issuance of ordinary shares of RMB2,122.1 million, proceeds from long-term bank borrowings of RMB1,813.9 million, partially offset by repurchase of 2025 Convertible Notes of RMB529.2 million, repayments of long-term bank borrowings of RMB292.6 million, and payments for purchase of property and equipment through finance lease of RMB210.9 million.

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

Material Cash Requirements

Our material cash requirements as of December 31, 2024 and any subsequent interim period primarily include our capital expenditures, short-term bank borrowings, long-term borrowings, convertible promissory notes, purchase commitments, operating lease obligations and finance lease minimum lease payment.

Our capital expenditures were primarily for building self-built data centers, purchasing bandwidth and cabinet capacity and purchasing network equipment, servers and other equipment. Our capital expenditures have been primarily funded by cash generated from our operations and net cash provided by financing activities. We had capital expenditures (i.e. overall outflow of funds for acquiring property and equipment, intangible assets, land use rights, engaging in mergers and acquisitions as well as long-term investments) of RMB3,352 million, RMB3,578 million, and RMB4,982.1 million in 2022, 2023, and 2024 respectively. We may incur additional capital expenditure for real property purchase, data center construction and network capacity expansion if our actual development is beyond our current plan.

As of December 31, 2024, our unused short-term and long-term borrowing facilities amounted to RMB4,038.9 million. We have pledged land use rights with the net book value of RMB205.3 million, property with the net book value of RMB445.4 million, leasehold improvements, renovation and decoration with the net book value of RMB128.0 million, data center equipment with the net book value of RMB258.3 million and office equipment with the net book value of RMB0.5 million for our borrowings.

Short-term borrowings outstanding as of December 31, 2024 bear a weighted-average interest rate of 4.35% per annum. Long-term borrowings (including the current portions) outstanding as of December 31, 2024 bear a weighted-average interest rate of 4.53% per annum, and are denominated in Renminbi. These loans were obtained from financial institutions located in the PRC.

Our convertible promissory notes as of the date of this annual report consist primarily of (a) the 2027 Convertible Notes issued in January 2022, with an aggregate principal amount of US$250.0 million at an interest rate of 2% per annum, which will mature in February 2027 and (b) the 2030 Convertible Notes issued in March 2025, with an aggregate principal amount of US$430.0 million at an interest rate of 2.5% per annum, which will mature in April 2030.

Our operating lease obligations are primarily related to the lease of office and data center space. Our operating cash payments for operating leases was RMB635.6 million, RMB796.5 million and RMB847.9 million for the years ended December 31, 2022, 2023 and 2024, respectively.

Our finance lease minimum lease payment is primarily related to finance leases for electronic equipment, optic fibers and property. Our financing cash payments for finance leases amounted to RMB231.0 million, RMB210.9 million and RMB102.6 million for the years ended December 31, 2022, 2023 and 2024 respectively.

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2024.

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

We have made continual investments and trainings for research and development to drive our growth in both mature and emerging businesses. As of December 31, 2024, our experienced research and development team is equipped with experienced 239 engineers who have more than ten years of relevant industry experience.

Our research and development efforts have yielded 220 patents, 121 patent applications and 391 software copyright registrations as of December 31, 2024, all in China and focused on the areas including (i) energy saving technology, (ii) data center design and facility maintenance and operations, (iii) network operation and maintenance management, (iv) computing power and cloud-related technologies, and (v) blockchain and other cutting-edge technologies.

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

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2024 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.Critical Accounting Estimates

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting estimates require a higher degree of judgment than others and we consider them as significant accounting estimates.

Fair Value of 2027 Convertible Notes

On January 28, 2022, we entered into an investment agreement with a company held and a fund managed by Blackstone Tactical Opportunities to issue the 2027 Convertible Notes with a principal amount of US$250.0 million.

On August 20, 2024, the holders entered into an agreement with us to consent the cancellation of the redemption right solely due to any fundamental change caused by the SDHG investment. We assessed the above amendments to the terms of the 2027 Convertible Notes as an extinguishment of debt based on a qualitative and quantitative evaluation of the amendment. Upon the extinguishment, the 2027 Convertible Notes, the related interest payables and the derivative liability were derecognized and a gain on debt extinguishment of RMB246.2 million was recognized in the consolidated statement of operations for the year ended December 31, 2024. We elected to subsequently account for the 2027 Convertible Notes, as amended, at fair value as a whole with the interest expenses presented within the changes in fair value of financial instruments.

The fair value of 2027 Convertible Notes is measured using binomial tree pricing model that involves several parameters including our stock price, stock price volatility determined from our historical stock prices, the remaining maturity term and the discount rate. The assumptions are inherently uncertain and subjective. Changes in any unobservable inputs may have a significant impact on the fair value of 2027 Convertible Notes.

Changes in estimated useful lives of data center structural and supply assets

We regularly assess the estimated useful lives of our property and equipment. In January 2024, we completed an assessment and revised our estimate of the useful lives of certain data center properties, including the data center structural and supply assets, which primarily included the infrastructure and decoration of data centers, cabinets, diesel generators, and uninterruptible power supply equipment, from a range of two to ten years, to three to fifteen years, based on our long-term use plan, considering a number of factors including current condition, historical useful life data of these assets and industry practices. This change in estimated useful lives was accounted for as a change in accounting estimate, in fiscal year 2024. Changes in facts and circumstances may result in revised estimates. Actual results could differ from such estimate, and as such, differences may be material to the consolidated financial statements.

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

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Sheng Chen	56	Executive Chairperson of the Board of Directors, Interim Chief Executive Officer and Founder
Jianbiao Zhu	51	Co-Chairperson of the Board of Directors and Executive Director
Yoshihisa Ueno	62	Independent Director
Kenneth Chung-Hou Tai	74	Independent Director
Sean Shao	68	Independent Director
David Lifeng Chen	56	Independent Director
Qiyu Wang	47	Chief Financial Officer

Mr. Sheng Chen, also known as Josh Sheng Chen, is our founder and has served as the executive chairperson of the board from the company’s inception. He has also served as interim CEO since April 2024. Mr. Chen has been dedicating himself for nearly 30 years to the fields of Internet infrastructure and information technology of next generation. He is a leader in the industry technical architecture design and product innovation. Mr. Chen founded our business in May 1996 and started the first carrier-neutral data center in China in July 1999. Mr. Chen has currently served as the Co-Executive Director of the Energy Internet Research Institute of Tsinghua University (EIRI), director of China Info100, the Vice Chairman of China Energy Internet Alliance (CEIA), and the Chairman of Zhongguancun CyberNext New Infrastructure Alliance. Mr. Chen received his bachelor’s degree in electrical engineering from Tsinghua University in 1991.

Mr. Jianbiao Zhu has served as the co-chairperson of our Board since January 2024. Mr. Zhu currently serves as an executive director, the vice chairman of the board of directors, a member and the chairman of the strategic development committee, a member of the executive committee and the chief executive officer of Shandong Hi-Speed Holdings Group Limited (a company listed on the main board of the Hong Kong Stock Exchange, stock code: 412). Moreover, Mr. Zhu has been an independent non-executive director of IPE Group Limited (a company listed on the main board of the Stock Exchange, stock code: 929) since November 2022, and an executive director of Shandong Hi-Speed New Energy Group Limited (a company listed on the main board of the Hong Kong Stock Exchange, stock code: 1250) since May 2022. Mr. Zhu has been an independent non-executive director of Beijing Energy International Holding Co., Ltd. (a company listed on the main board of the Hong Kong Stock Exchange, stock code: 686) since June 2021. From November 2012 to March 2017, he held various positions with CITIC Private Equity Funds Management Co., Ltd., including chief operating officer, investment decision committee member and investment management committee member. Prior to that, Mr. Zhu was the executive deputy general manager and the chairman of the investment decision committee for Changsheng Fund Management Co., Ltd., and a lecturer on the Faculty of Investment and Finance of Guangdong University of Finance and Economics. Mr. Zhu holds a bachelor’s degree in economics from Jiangxi University of Finance and Economics and master’s and doctorate degrees in finance from Jinan University.

Mr. Yoshihisa Ueno has served as our Director since October 2010. Mr. Ueno is a serial entrepreneur and venture capitalist with operations and industrial expertise in the U.S., Europe, Japan and China and over 40 years of incubation investment experience in emerging technology startups. Mr. Ueno has been our lead investor and board member of several of our affiliated companies since 2006. Mr. Ueno has been the founding partner of Synapse Company Limited and Synapse Partners Limited since December 2002, Synapse Holdings Limited since October 2013 and SMC Synapse Partners Limited from December 2010 to September 2015. Mr. Ueno has also been a director of several start-up portfolios such as Hivelocity Inc. from May 2015 to March 2023 and Catalyst Group Limited (Exicon Limited) from March 2015. Mr. Ueno has also served as director of Beyondsoft Corporation (a company listed on the Shenzhen Stock Exchange, stock code: 2649), from September 2005 to March 2010, CDS GS Japan Ltd. (a joint venture with CDC Corp. NASQAQ: CHINA) from June 2011 to April 2012, and Insource (HK) Ltd. (a JV with Insource Co., Ltd. (a company listed on the Tokyo Stock Exchange, stock code: 6200)) from December 2011 to September 2014. Mr. Ueno has managed several venture funds such as the Japan-China Bridge Fund from March 2005 to February 2011, Intellectual Property Bank (IPB) Partners Fund #1 in Japan from March 2006 to March 2010 and IPB Holding LLC in the U.S. from March 2006 to July 2007. Mr. Ueno also served as the chief executive officer at Cycolor, Inc., in the U.S. from September 1998 to June 2003, until Cycolor, Inc. was acquired by Eastman Kodak in early 2003. Mr. Ueno worked for Fujitec from April 1985 to May 1997 in various managerial capacities in Japan, China, the United Kingdom, Spain and Hong Kong. Mr. Ueno received his bachelor’s degree in business administration from Takushoku University.

Mr. Kenneth Chung-Hou Tai has served as our Director since October 2012. Mr. Tai is a prominent figure in the Taiwanese technology sector with over 40 years of industry experience with leading technology and hardware companies in Taiwan and the U.S. Mr. Tai co-founded Acer Computer in 1976, which has become one of the top five branded PC vendors in the world today, and held various managerial positions during his tenure. Later in his technology career, Mr. Tai founded Investar Capital, a venture capital firm focusing on IT companies. Furthermore, Mr. Tai is the chairman of Zettabyte, Asia’s leading AI data center (AIDC) software and systems technology provider (a company listed on the Taiwan Stock Exchange, stock code: 3231). Currently, Mr. Tai serves on the board of directors of several public and private companies in Taiwan, including Asustek Computer Inc. (a company listed on the Taiwan Stock Exchange, stock code: 2357), and Chief Telecom Corporation (a company listed on Taipei  Exchange, stock code: 6561) and Digitimes Incorporated (the only technology-focused newspaper in Taiwan). Mr. Tai received a master’s degree in business administration from Tam Kang University and a bachelor’s degree in electrical engineering from National Chiao Tung University in Taiwan.

Mr. Sean Shao has served as our Director since August 2015. Mr. Shao also serves as independent director and chairman of the audit committee for UTStarcom Holdings Corp. (a company listed on Nasdaq, Nasdaq: UTSI) since October 2012 and an independent director of Whirlpool (China) Co., Ltd., a provider of laundry and kitchen equipment and solutions listed on SSE (600983) since May 2024. He served as chief financial officer and a board member of Trina Solar Limited from 2006 to 2008 and from 2015 to 2017, respectively. Mr. Shao was also an independent director and chairman of the audit committee of Luckin Coffee Inc. from May 2019 through July 2020 and was re-appointed as an independent director of Luckin Coffee Inc. in September 2020. He was also the chairman of a special committee of the board which investigated accounting improprieties at Luckin Coffee Inc. during 2020. In addition, Mr. Shao served as chief financial officer of ChinaEdu Corporation and Watchdata Technologies Ltd from 2004 to 2006. Prior to that, Mr. Shao worked at Deloitte Touche Tohmatsu CPA Ltd. for approximately a decade. Mr. Shao received his master’s degree in healthcare administration from the University of California at Los Angeles in 1988 and his bachelor’s degree in arts from East China Normal University in 1982. Mr. Shao is a member of the American Institute of Certified Public Accountants.

Mr. David Lifeng Chen has served as our Director since July 2024. Mr. Chen is a seasoned tech entrepreneur, executive, and venture capitalist with extensive operational and industrial expertise in both the U.S. and Asia. Since 2017, he has been serving as an Operating Partner for the Hongshan CBC Cross-border Digital Fund, a specialized fund dedicated to assisting global technology companies in entering or restructuring their businesses in China. He serves on the boards of GitLab China JV since 2021 and Atos China JV since 2018, respectively. From 2001 to 2012, Mr. Chen was the Co-Founder, and former Vice Chairman and President of VanceInfo, which later merged with HiSoft to form Pactera. Pactera was recognized by IDC as the largest banking IT services and solutions provider in China and was ranked among the global top 100 FinTech companies in 2020. Prior to founding VanceInfo in Beijing, Mr. Chen began his career in Silicon Valley, holding multiple management and technical positions at Asera, IBM Crossworlds, KPMG Consulting, and Oracle from 1995 to 2001. He holds a bachelor’s degree in electrical engineering from Tongji University and a master’s degree in computer engineering from the University of California, Irvine.

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

B.Compensation

For the year ended December 31, 2024, we and our subsidiaries and consolidated operating entities paid aggregate compensation of approximately RMB94.5 million to our directors and executive officers as a group, of which, RMB10.2 million was settled in cash and RMB84.3 million was settled in restricted shares issued under our 2020 Plan (as defined below). We set aside an aggregate of RMB0.2 million for pensions, retirement or other benefits for our directors and executive officers in 2024. For option grants to our directors and officers, see “—Share Incentive Plans.”

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

As of the date of this Annual Report, the maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2020 Plan is 231,628,036 Class A ordinary shares. To the extent any award granted pursuant to our 2010 Plan or 2014 Plan terminates, expires, lapses or forfeited after the effective date for any reason, shares subject to such awards shall also become available to the grant of an award pursuant to the 2020 Plan. As of February 28, 2025, 17,990,868 RSUs were outstanding, representing 17,990,868 Class A ordinary shares that have been granted to our employees, directors and consultants but not vested; as of the same date, options to purchase 346,422 Class A ordinary shares under our 2010 Plan, 2014 Plan and 2020 Plan have been granted and vested to our employees, directors and consultants but not exercised.

	Class A Ordinary Shares	Class A Ordinary Shares
	Underlying Options	Underlying Restricted	Exercise Price		Date of
Name	Granted	Share Units Granted	(US$/Share)	Date of Grant	Expiration
Sheng Chen	*	—	0.15	July 16, 2010	July 16, 2020
	—	*	—	August 30, 2012	—
	—	*	—	November 23, 2013	—
	—	*	—	March 7, 2015	—
	—	*	—	November 21, 2015	—
	—	*	—	November 26, 2016	—
	—	*	—	August 18, 2019	—
	—	16,680,000	—	November 2, 2021	—
	—	34,744,206	—	January 26, 2024	—
Jianbiao Zhu	—	*	—	October 22, 2024	—
Yoshihisa Ueno	—	*	—	October 1, 2012	—
	—	*	—	April 25, 2014	—
	—	*	—	December 2, 2017	—
	—	*	—	March 7, 2018	—
	—	*	—	March 3, 2020	—
	—	*	—	March 13, 2023	—
Kenneth Chung-Hou Tai	—	*	—	October 16, 2012	—
	—	*	—	November 21, 2015	—
	—	*	—	August 14, 2016	—
	—	*	—	May 12, 2017	—
	—	*	—	March 7, 2018	—
	—	*	—	May 15, 2019	—
	—	*	—	March 3, 2020	—
	—	*	—	March 13, 2023	—
Sean Shao	—	*	—	November 21, 2015	—
	—	*	—	May 15, 2019	—
	—	*	—	March 3, 2020	—
	—	*	—	March 13, 2023	—
David Lifeng Chen	—	*	—	July 30, 2024	—
Qiyu Wang	—	*	—	July 5, 2023	—
	—	*	—	January 30, 2024	—
	—	*	—	February 26, 2024	—
Other individuals as a group	28,953,524	20,262,426	0.15 to 0.85	—	—
*	Shares underlying granted options or Restricted Share Units are less than 1% of our total outstanding shares.

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

Audit Committee

Our audit committee consists of Sean Shao, Yoshihisa Ueno and Kenneth Chung - Hou Tai, each of whom satisfies the “independence” requirements of Rule 5605 of Nasdaq Stock Market Rules and Rule 10A-3 under the Securities Exchange Act of 1934. Sean Shao is the chair of our audit committee. The purpose of the audit committee is to assist our board of directors with its oversight responsibilities regarding: (i) the integrity of our financial statements, (ii) our compliance with legal and regulatory requirements, (iii) the independent auditor’s qualifications and independence and (iv) the performance of our internal audit function and independent auditor. Our audit committee is the highest governing body charged with responsibility for monitoring and auditing risk management performance on an operational level. The audit committee will be responsible for, among other things:

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

D.Employees

We had 3,293, 3,038, and 2,581 employees as of December 31, 2022, 2023, and 2024, respectively. The following table sets forth the number of our employees by function as of December 31, 2024:

	As of December 31, 2024
	Number of	% of
Functional Area	Employees	Total
Operations	1,296	50%
Sales, marketing and customer support	320	12%
Research and development	359	14%
General and administrative	606	24%
Total	2,581	100%

Among our total employees as of December 31, 2024, 1,301 were located in Beijing, and 1,280 in other cities in the Chinese mainland, Hong Kong and Macau.

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

See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

Not Applicable.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of February 28, 2025, except as otherwise indicated in the corresponding footnotes, by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5.0% of our ordinary shares.

The calculations in the table below assume there are 1,614,155,406 ordinary shares issued and outstanding as of February 28, 2025, comprising of (a) 1,583,373,683 Class A ordinary shares outstanding, excluding (i) treasury shares and (ii) Class A ordinary shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards, (b) 30,721,723 Class B ordinary shares, (c) 60,000 Class C ordinary shares issued and outstanding and (d) no Class D ordinary shares issued and outstanding.

Percentage ownership and beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of February 28, 2025, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned
		% of	% of
		beneficial	Voting
	Number	ownership	Power(1)(2)
Directors and Executive Officers:
Sheng Chen(3)	553,737,207	34.3	42.8
Jianbiao Zhu	—	—	—
Yoshihisa Ueno(4)	5,087,460	*	1.3
Kenneth Chung-Hou Tai	*	*	*
Sean Shao	—	—	—
David Lifeng Chen	—	—	—
Qiyu Wang	—	—	—
All Directors and Officers as a Group	562,606,833	34.7	44.2
Principal Shareholders:
Shandong Hi-Speed Holdings Group Limited(5)	650,424,192	40.3	34.4
Success Flow International Investment Limited(6)	455,296,932	28.2	24.1
Choice Faith Group Holdings Limited(7)	195,127,260	12.1	10.3
*	Less than 1% of our total outstanding shares.

(1)	Percentage of total voting power represents voting power with respect to all of our Class A, Class B, Class C and Class D ordinary shares, as a single class. Each holder of our Class B ordinary shares is entitled to ten votes per Class B ordinary share and each holder of Class A ordinary shares is entitled to one vote per Class A ordinary share held by our shareholders on all matters submitted to them for a vote. Each holder of Class C ordinary shares is entitled to one vote per Class C ordinary share on all matters submitted to them for a vote, except that we shall only proceed with the following matters with the written consent of the holders holding a majority of the issued and outstanding Class C ordinary shares or with the sanction of a special resolution passed at a separate meeting of the holders of the issued and outstanding Class C ordinary shares: (i) any appointment or removal of directors other than the appointment or removal of directors that is made pursuant to a shareholder’s right under the Investor Rights Agreement, dated January 15, 2015, among us, King Venture Holdings Limited, Xiaomi Ventures Limited and certain other parties named therein, and the Share Subscription Agreement, dated May 23, 2016, between us and Tuspark Innovation Venture Limited (the “Restrictions on Appointment or Removal of External Investors Directors Clause”); (ii) entry into any agreement by us or our subsidiaries with any shareholder who holds more than 10% of our issued and outstanding share capital or such shareholder’s affiliate, other than agreements entered into in our ordinary course of business with a total contract amount below 10% of our consolidated total revenue in the most recent completed fiscal year; and (iii) any proposed amendments to our memorandum and articles of associations that will amend, alter, modify or change the rights attached to Class C ordinary shares. For the avoidance of doubt, due to the exit of certain external investors, the Restrictions on Appointment or Removal of External Investors Directors Clause has ceased to be effective. Each holder of our Class D ordinary shares is entitled to 500 votes per Class D ordinary shares. Our Class A, Class B, Class C and Class D ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B, Class C and Class D ordinary shares are convertible at any time by the holder into Class A ordinary shares on a 1:1 basis.
(2)	In the computation of the percentages of aggregate voting power, we have included our Series A perpetual convertible preferred shares and our Series A-1 perpetual convertible preferred shares, the holders of which are entitled to (i) vote with the holders of the Class A ordinary shares on any and all matters submitted for a vote of shareholders and (ii) a number of votes per such preferred share equal to the number of Class A ordinary share into which each of such Series A perpetual convertible preferred shares and Series A-1 perpetual convertible preferred shares is then convertible at the time of the related record date as if the holders of such Series A perpetual convertible preferred shares or Series A-1 perpetual convertible preferred shares were holders of Class A ordinary shares.

(3)	Consists of (i) 33,628,927 Class A ordinary shares held by GenTao Capital Limited (“GenTao)”, a British Virgin Islands company solely owned by Mr. Sheng Chen; (ii) 19,670,117 Class B ordinary shares held by Fast Horse Technology Limited (“Fast Horse”), a British Virgin Islands company solely owned by Mr. Sheng Chen; (iii) 8,087,875 Class B ordinary shares held by Sunrise Corporate Holding Ltd. (“Sunrise”), a British Virgin Islands company solely owned by Mr. Sheng Chen; (iv) 60,000 Class C ordinary shares, 769,486 Class B ordinary shares and four Class A ordinary shares held by Personal Group Limited, a British Virgin Islands company solely owned by Mr. Sheng Chen; (v) 1,479,660 Class A ordinary shares issuable under Mr. Sheng Chen’s restricted shares units at his election, (vi) 34,744,206 Class A ordinary shares acquired by Beacon Capital Group Inc. (“Beacon”) from the vesting of performance-based restricted share units on February 2, 2024 (these units were granted to Mr. Sheng Chen and issued to Beacon at his direction), and (vii) 455,296,932 Class A Ordinary Shares held by Success Flow, representing all of the Class A Ordinary Shares held by Success Flow in the Company, pursuant to which Mr. Sheng Chen has the power to give Success Flow voting instructions on certain matters. Mr. Sheng Chen is the sole and direct shareholder of GenTao, Fast Horse, Sunrise, Personal Group and Beacon and may be deemed to have beneficial ownership of the shares held by them. On August 21, 2024, Mr. Sheng Chen, GenTao, Fast Horse, Sunrise, Personal Group, Success Flow and Choice Faith entered into a letter agreement (the “Letter Agreement”) pursuant to which the parties confirmed that a Triggering Event under the voting and consortium agreement dated November 16, 2023, entered into among the same parties, as supplemented by a supplemental agreement dated December 28, 2023, had occurred as a result of the Company’s entry into an overseas business expansion strategic cooperation agreement with LERETECH (HONGKONG) CO., LIMITED and that the Voting Term defined under that agreement therefore had commenced simultaneously. Under that voting and consortium agreement, Success Flow undertakes to, subject to the conditions thereunder, provide voting proxy to delegate the voting power attached to the shares it beneficially owns to Mr. Sheng Chen for a period ending December 28, 2026. Mr. Sheng Chen, as a personal guarantor, together with GenTao, Beacon, Fast Horse and Sunrise, entered into a US$50.25 million term loan facility agreement dated as of August 19, 2021, as amended from time to time (the “Facility Agreement”) with Bold Ally (Cayman) Limited (“Bold Ally”) (the “Bold Ally Loan”), under which shares of GenTao, Beacon and Sunrise were pledged as collateral to Bold Ally to secure repayment of amounts outstanding under the Facility Agreement and GenTao transferred ADSs of the Company to an account designated by Bold Ally. On July 5, 2024, the obligations under the Bold Ally Loan were settled. The settlement was funded using proceeds generated from the issuance of a promissory note issued by GenTao together with Beacon, Fast Horse, and Sunrise to Shining Rich Holdings Limited (the “Investor”) in the amount of up to US$24 million (the “Subscription Agreement”) and the existing cash reserves of Mr. Sheng Chen. As a result of the settlement of the Bold Ally Loan, the collateral for the Bold Ally Loan has been released in full pursuant to a deed of undertaking, and Mr. Sheng Chen’s beneficial ownership interest in the 33,628,926 Class A ordinary shares of the Company that had previously been transferred to Bold Ally has been restored. As of the date of this annual report, 68,373,133 Class A Ordinary Shares and 27,757,992 Class B Ordinary Shares collectively owned by GenTao, Beacon, Fast Horse and Sunrise were pledged as collateral to the Investor pursuant to the Subscription Agreement. The business address for Mr. Sheng Chen is Guanjie Building, Southeast 1st Floor, 10# Jiuxianqiao East Road, Chaoyang District, Beijing 100016, China. Information set forth above is based upon Mr. Sheng Chen’s Schedule 13D/A filings with the SEC on July 8, 2024 and August 22, 2024 (collectively, “Mr. Sheng Chen SC13D/A”). The foregoing descriptions of the agreements and arrangements in this paragraph do not purport to be complete and are qualified in their entirety by reference to such agreement, filed as set forth in Mr. Sheng Chen SC13D/A. For more detailed information on Mr. Sheng Chen’s personal financial situation, please refer to Mr. Sheng Chen SC13D/A and further amendment.
(4)	Consists of (i) 2,194,200 Class B ordinary shares and 1,344,228 Class A ordinary shares held by Mr. Ueno, and (ii) 1,549,032 Class A ordinary shares upon vesting of Mr. Ueno’s restricted share units within 60 days of February 28, 2025. Mr. Ueno is an independent director of our company. The business address for Mr. Ueno is Suite 701-702, Plaza 228, No.228 Wan Chai Road, Wan Chai, Hong Kong.
(5)	Consists of (i) 455,296,932 Class A Ordinary Shares held by Success Flow and (ii) 195,127,260 Class A Ordinary Shares held by Choice Faith. Both Success Flow and Choice Faith are direct wholly-owned subsidiaries of Shandong Hi-Speed Holdings Group Limited (“SDHG”), which may be deemed to have beneficial ownership held by Success Flow and Choice Faith. Information set forth above is based upon SDHG’s Schedule 13D filing with the SEC on January 5, 2024. The principal business address of SDHG is 38/F, The Center, 99 Queen’s Road Central, Central, Hong Kong SAR, People’s Republic of China. SDHG is a company organized under the laws of Bermuda.
(6)	Consists of 455,296,932 Class A Ordinary Shares held by Success Flow. Success Flow is a direct wholly-owned subsidiary of SDHG, which may be deemed to have beneficial ownership held by Success Flow. Information set forth above is based upon Success Flow’s Schedule 13D filing with the SEC on January 5, 2024. The principal business address of Success Flow is Sea Meadow House, Blackburne Highway, (P.O. Box 116), Road Town, Tortola, British Virgin Islands. Success Flow is a business company organized under the laws of the British Virgin Islands.

(7)	Consists of 195,127,260 Class A Ordinary Shares held by Choice Faith. Choice Faith is a direct wholly-owned subsidiary of SDHG, which may be deemed to have beneficial ownership held by Choice Faith. Information set forth above is based upon Choice Faith’s Schedule 13D filing with the SEC on January 5, 2024. The principal business address of Choice Faith is Sea Meadow House, Blackburne Highway, (P.O. Box 116), Road Town, Tortola, British Virgin Islands. Choice Faith is a business company organized under the laws of the British Virgin Islands.

Our authorized ordinary shares are divided into Class A ordinary shares, Class B ordinary shares, Class C ordinary shares and Class D ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share and holders of Class C ordinary shares are entitled to one vote per share, except that we shall only proceed with the following matters with the written consent of the holders holding a majority of the issued and outstanding Class C ordinary shares or with the sanction of a special resolution passed at a separate meeting of the holders of the issued and outstanding Class C ordinary shares: (i) any appointment or removal of directors other than the appointment or removal of directors that is made pursuant to a shareholder’s right under the Investor Rights Agreement, dated January 15, 2015, among the Company, King Venture Holdings Limited, Xiaomi Ventures Limited and certain other parties named therein, and the Share Subscription Agreement, dated May 23, 2016, between Company and Tuspark Innovation Venture Limited (the “Restrictions on Appointment or Removal of External Investors Directors Clause”); (ii) entry into any agreement by us or our subsidiaries with any shareholder who holds more than 10% of our issued and outstanding share capital or such shareholder’s affiliate, other than agreements entered into in our ordinary course of business with a total contract amount below 10% of our consolidated total revenue in the most recent completed fiscal year; and (iii) any proposed amendments to our memorandum and articles of associations that will amend, alter, modify or change the rights attached to Class C ordinary shares. Holders of our Class B ordinary shares or Class C ordinary shares may choose to convert their Class B ordinary shares or Class C ordinary shares into the same number of Class A ordinary shares at any time. For the avoidance of doubt, due to the exit of certain external investors, the Restrictions on Appointment or Removal of External Investors Directors Clause has ceased to be effective. Our board of directors has approved and authorized the issuance of up to 555,000 Class D ordinary shares to Mr. Sheng Chen, our founder and executive chairperson of the board. The increase of authorized share capital to include Class D ordinary shares was approved by the Company’s shareholders at the extraordinary general meeting held on October 5, 2023. The Class D ordinary shares will have the same rights as the Company’s existing Class B ordinary shares except for voting rights, and holders of Class D ordinary shares shall be entitled to 500 votes per share on all matters submitted to shareholder vote. The proposed issuance of Class D ordinary shares is subject to and conditional upon the occurrence of conversion of pledged Class B ordinary shares beneficially owned by Mr. Sheng Chen into Class A ordinary shares upon a transfer to any person who is not an affiliate of Mr. Sheng Chen (each, a “Class B Conversion”). Following each Class B Conversion, the Company will issue a number of Class D ordinary shares to Mr. Sheng Chen that is equal to one-fiftieth (1/50) of the number of converted Class B ordinary shares, with fractional shares rounded down to the nearest whole share. The purchase price for each Class D ordinary share shall be equal to the volume weighted average price of the Company’s ADSs for the 30 trading days immediately prior to applicable issuance date, adjusted by the ADS-to-share ratio. As of the date of this annual report, no Class D ordinary shares has been issued. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to our ADSs—Our multi-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.”

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

To our knowledge, as of February 28, 2025, a total of 860,947,756 Class A ordinary shares and 16 Class B ordinary shares are held by eleven record holders in the United States, including Citibank N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

B.Related Party Transactions

Transactions with Shareholders and Affiliates

For the year ended December 31, 2024, we provided a loan to Shanghai Puping Information Technology Co., Ltd., (“Shanghai Puping”), in the amount of RMB40.0 million. We also had current receivables due from Shanghai Puping in the amount of RMB258.4 million as of December 31, 2024.

From January 1, 2024 to December 31, 2024, we leased properties for data centers from Sanhe Mingtai Machinery Manufacturing Co., Ltd. (“Sanhe Mingtai”). Lease costs and property management fees incurred during the period were RMB23.1 million and RMB4.9 million, respectively. We also made lease payments to Sanhe Mingtai totaling RMB41.3 million. As of December 31, 2024, ROU assets of RMB262.2 million and lease liabilities of RMB246.1 million were associated with such leases. In addition, for the year ended December 31, 2024, we provided a loan to Sanhe Mingtai in the amount of RMB23.9 million, and had current receivables due from Sanhe Mingtai in the amount of RMB77.5 million as of December 31, 2024.

In November 2024, we paid a legal service fee of RMB5.5 million to a legal advisor of Mr. Sheng Chen, our founder, executive chairperson and interim Chief Executive Officer for legal services rendered to enable him establish a stable control structure for the Company.

In November 2024, we entered into the Taicang Agreement with Dajia and others to collaborate on the Taicang IDC Campus. Under the Taicang Agreement, the parties are to jointly establish a Fund to invest in hyperscale data centers in China, with the initial underlying Assets of the Fund being the first and second phases of our Taicang IDC Data Center, which currently has a total IT capacity of approximately 210MW. We retain a 51% equity interest in the Assets through the Fund, while Dajia acquires and holds the remaining 49% interest. Mr. Sheng Chen, our founder, executive chairperson and interim Chief Executive Officer invested in the Fund alongside the company for RMB1.0 million in December 2024.

In May 15, 2023, we obtained a loan in the amount of RMB350.0 million from Changzhou Gaoxin Interconnection Co., Ltd., at an interest rate of 6.0% per annum. The interest rate was modified to 3.85% effective from July 31, 2024. The original maturity date of the loan was March 31, 2024, which was subsequently extended to January 31, 2026 with the interest rate of 3.60% per annum. Interest incurred on the loan amount to RMB18.2 million. As of December 31, 2024, we had current payables including interest payable in the amount of RMB355.6 million.

Other Transactions with Related Parties

Our other related party transactions, including services provided by/to our equity method investees and other investees measured using measurement alternative in the ordinary course of business were insignificant for the year ended December 31, 2024.

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

Legal Proceedings

From time to time, we are subject to legal proceedings, investigations and claims incidental to the conduct of our business. For risks and uncertainties relating to the pending case against us, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may be subject to legal and administrative proceedings or arbitration claims from time to time, and the court rulings or arbitration awards may not be favorable to us.” Other than the following disclosed matters, we are currently not involved in any legal or administrative proceedings that may have a material adverse impact on our business, financial position or profitability.

Arbitration in relation to the acquisition of BJ TenxCloud

In July 2021, we, through our wholly-owned subsidiary, Shenzhen Cloud Native Technology Co., Ltd. (“SZ Cloud Native”) entered into a Purchase Framework Agreement to acquire 100% of the equity interest in Beijing TenxCloud Technology Ltd. (“BJ TenxCloud”) from a seller consortium for a total consideration of RMB414.7 million, including both cash consideration as well as warrants (the “Warrants”) issued by our subsidiary – VNET Technology Group Limited (“VNET Technology Cayman”). In addition, we were obligated to pay cash of RMB70.0 million and to issue certain numbers of the shares of the VNET Group, Inc. or its subsidiary with estimated value of RMB167.3 million as of December 31, 2021 to certain selling shareholders who remain as the key employees of BJ TenxCloud.

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

We have separately initiated an arbitration proceeding administered by CIETAC to partially unwind the transactions contemplated under the Purchase Framework Agreement and all other relevant agreements as well as to seek a reduction of the unpaid consideration (the “Buyer Arbitration Proceeding”), on the ground that the seller consortium made material misrepresentations under the Purchase Framework Agreement and the related transactions. The case has been heared by CIETAC in November 2024 and no decision has been made as of the date of this annual report.

We are vigorously defending against the allegations in the Seller Arbitration Proceedings and have requested suspension of each of the Seller Arbitration Proceedings. In 2024, CIETAC suspended all of the Seller Arbitration Proceedings, which may resume only after a decision is reached in the Buyer Arbitration Proceeding.

As of December 31, 2024, we have recognized a total of RMB378.9 million in accrued expenses and other payables in connection with the acquisition of BJ TenxCloud, excluding any interest accrued on these amounts. As the outcome of the aforementioned proceedings is inherently uncertain, the actual award amount may differ from the expenses and payables we have recorded, and any such differences could be material, potentially resulting in an increase or decrease in our financial results in future periods.

Shareholder Class Action Lawsuits

In December 2023, a shareholder class action lawsuit was filed against us in the United States District Court for the Southern District of New York, alleging that between March 23, 2022 and February 17, 2023, we made materially false and/or misleading statements, as well as failed to disclose material adverse facts about our business, operations and prospects. As of the date of this annual report, we have filed a motion to dismiss this suit, which is currently pending before the court.

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

As of the date hereof, our authorised share capital of the Company is US$30,000 divided into 3,000,000,000 shares, par value of US$0.00001 each, comprised of (i) 2,698,935,000 Class A ordinary shares of a par value of US$0.00001 each, (ii) 300,000,000 Class B ordinary shares of a par value of US$0.00001 each, (iii) 60,000 Class C ordinary shares of a par value of US$0.00001 each, (iv) 555,000 Class D ordinary shares of a par value of US$0.00001 each, (v) 150,000 Series A perpetual convertible preferred shares of a par value of US$0.00001 each, and (vi) 300,000 Series A-1 perpetual convertible preferred shares of a par value of US$0.00001 each. As of February 28, 2025, there are 1,583,373,683 Class A ordinary shares (excluding (i) treasury shares and (ii) Class A ordinary shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards) issued and outstanding, 30,721,723 Class B ordinary shares issued and outstanding, 60,000 Class C ordinary shares issued and outstanding, no Class D ordinary shares issued and outstanding, and no Series A perpetual convertible preferred shares or Series A-1 perpetual convertible preferred shares issued and outstanding.

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

Our board of directors has approved and authorized the issuance of up to 555,000 Class D ordinary shares to Mr. Sheng Chen, our founder, executive chairperson and interim Chief Executive Officer. The increase of authorized share capital to include Class D ordinary shares was approved by the Company’s shareholders at the extraordinary general meeting held on October 5, 2023. The Class D ordinary shares will have the same rights as the Company’s existing Class B ordinary shares except for voting rights, and holders of Class D ordinary shares shall be entitled to 500 votes per share on all matters submitted to shareholder vote. The proposed issuance of Class D ordinary shares is subject to and conditional upon the occurrence of conversion of pledged Class B ordinary shares beneficially owned by Mr. Sheng Chen into Class A ordinary shares upon a transfer to any person who is not an affiliate of Mr. Sheng Chen (each, a “Class B Conversion”). Following each Class B Conversion, the Company will issue a number of Class D ordinary shares to Mr. Sheng Chen that is equal to one-fiftieth (1/50) of the number of converted Class B ordinary shares, with fractional shares rounded down to the nearest whole share. The purchase price for each Class D ordinary share shall be equal to the volume weighted average price of the Company’s ADSs for the 30 trading days immediately prior to applicable issuance date, adjusted by the ADS-to-share ratio. As of the date of this annual report, no Class D ordinary shares has been issued. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to our ADSs—Our multi-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.”

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

In August 2024, Mr. Sheng Chen, GenTao, Fast Horse, Sunrise, Personal Group Limited, Success Flow and Choice Faith entered into the Letter Agreement pursuant to which the parties confirmed that a Triggering Event under the Voting and Consortium Agreement the parties entered into on November 16, 2023, as supplemented by a supplemental agreement dated December 28, 2023 had occurred as a result of our entry into an overseas business expansion strategic cooperation agreement with LERETECH (HONGKONG) CO., LIMITED and that the Voting Term therefore had commenced simultaneously.

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

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a passive asset for these purposes. Based on the composition of our income and assets and the value of our assets, including goodwill, which is based on the price of the ADSs, we believe that we were not a PFIC for the 2024 taxable year. However, it is not entirely clear how the contractual arrangements between our wholly-owned PRC subsidiaries, our consolidated affiliated entities and the shareholders of our consolidated affiliated entities will be treated for purposes of the PFIC rules. Because the treatment of the contractual arrangements is not entirely clear, because we hold a substantial amount of cash, and because PFIC status depends upon the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of the ADSs or Class A ordinary shares, which could be volatile), there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year.

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

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expenses incurred in respect of borrowings, finance lease liabilities as well as interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. As of December 31, 2024, we had (i) long-term borrowings (current portions) with an aggregate outstanding balance of RMB1,420.2 million, and (ii) long-term borrowings (excluding current portions) with an aggregate outstanding balance of RMB7,767.4 million. The long-term borrowings bore weighted-average interest rate of 4.53% per annum. A hypothetical one percentage point (100 basis-point) decrease in interest rates would have resulted in a decrease of approximately RMB97.8 million in interest expense for the year ended December 31, 2024. We have not used derivative financial instruments to manage our interest risk exposure. Interest earning instruments and interest-bearing obligations carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income and interest expenses may fluctuate due to changes in market interest rates.

Foreign Exchange Risk

We earn most of our revenues and incur most of our expenses in Renminbi, and most of our sales and purchase contracts are denominated in Renminbi. However, we have significant amount of U.S. dollar-denominated debt instruments outstanding and our functional currency is the U.S. dollar. We use forward foreign exchange contracts to hedge against fluctuations in foreign exchange rates. We enter into these derivative financial instruments as risk management tools and not for speculative or trading purposes. The Renminbi depreciated by 1.7% against the U.S. dollar in 2023 and then depreciated 1.5% in 2024. The Company intends to hold U.S. dollar-denominated financial assets and will convert to RMB according to the trend of exchange rate changes. The Company may also consider converting RMB to U.S. dollar to make interest, principal or repurchase payments for our U.S. dollars-denominated debt instruments. As of December 31, 2024, we had total U.S. dollar-denominated cash and cash equivalents, restricted cash and short-term investments in the amount of US$28.3 million. A hypothetical 10% increase in the exchange rate of the U.S. dollar against the RMB would have resulted in an increase of RMB20.7 million in the value of our U.S. dollar-denominated financial assets as of December 31, 2024.

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

Inflation Risk

In the last three years, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2022, 2023, and 2024 were 2.0%, 0.2%, and 0.2%, respectively. Although we have not been materially affected by inflation in the past, we cannot assure you that we will not be affected in the future by higher rates of inflation in China.

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

Fees and Other Payments Made by the Depositary to Us

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. During the year ended December 31, 2024, we received US$1.7 million from the depositary as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program for the year of 2024.

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

Our management, with the participation of our chief executive officer and chief financial officer, conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, we used the criteria established within the Internal Control —Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this assessment, our management has concluded that, as of December 31, 2024, our internal control over financial reporting was effective.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, KPMG Huazhen LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2024 and has issued an attestation report set forth below.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
VNET Group, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited VNET Group, Inc. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2024, the related consolidated statements of operations, comprehensive (loss) income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements), and our report dated April 25, 2025 expressed an unqualified opinion on those consolidated financial statements.

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

/s/ KPMG Huazhen LLP

Beijing, China

April 25, 2025

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Sean Shao, independent director (under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act) and member of our audit committee, is an audit committee financial experts.

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

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our independent registered public accounting firm for the periods indicated:

	For the Years Ended
	December 31,
	2023	2024

	(in US$ thousands)
Audit fees(1)	1,936	1,731
Tax fees	—	38

Notes:

(1)	“Audit fees” mean the aggregate fees billed or expected to be billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and services in connection with statutory and regulatory filing.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit, audit-related and tax services as described above, prior to the commencement of such services.

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

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

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

ITEM 16J.INSIDER TRADING POLICIES

We have adopted insider trading policies governing the purchase, sale, and other disposition of our securities by directors, senior management, and employees. A copy of the insider trading policies is attached as an exhibit to this annual report.

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

In 2024, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Risk Factors –– Risks Related to Our Business and Industry––Actual or alleged failure to comply with laws and regulations related to cybersecurity, information security, privacy and data protection could lead to government enforcement actions, have a serious adverse effect on our reputation, and discourage current and potential clients from doing business with us” in this annual report on Form 20-F.

PART III

ITEM 17.FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.FINANCIAL STATEMENTS

The consolidated financial statements of VNET Group, Inc. and its subsidiaries and consolidated affiliated entities are included at the end of this annual report.

ITEM 19.EXHIBITS

Exhibit Number	Description of Document

1.1

Fifth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 1.1 from the amendment No.1 to annual report on Form 20-F for the year ended December 31, 2022 filed with the Commission on February 1, 2024.)

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

2.5	Description of securities (incorporated by reference to Exhibit 2.5 from annual report on Form 20-F for the year ended December 31, 2023 filed with the Commission on April 26, 2024.)

2.6*	Indenture dated March 2025 constituting US$430 million 2.50% Convertible Senior Notes due 2030 between the Company and Citibank, N.A., as trustee

4.1

Form of Indemnification Agreement between the Registrant and its Directors (incorporated by reference to Exhibit 10.3 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.2

Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.4 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.3

English translation of Loan Agreement dated April 22, 2024, among VNET Data Center Co., Ltd. and the shareholders of Beijing Yiyun Network Technology Co., Ltd. (incorporated by reference to Exhibit 4.3 from our annual report on Form 20-F for the year ended December 31, 2023 filed with Comission on April 26, 2024)

4.4

English translation of Share Pledge Agreement dated April 22, 2024, among VNET Data Center Co., Ltd., Beijing Yiyun Network Technology Co., Ltd. and the shareholders of Beijing Yiyun Network Technology Co., Ltd. (incorporated by reference to Exhibit 4.4 from our annual report on Form 20-F for the year ended December 31, 2023 filed with Comission on April 26, 2024)

Exhibit Number	Description of Document

4.5

English translation of Power of Attorney, dated April 22, 2024 by the shareholders of Beijing Yiyun Network Technology Co., Ltd. (incorporated by reference to Exhibit 4.5 from our annual report on Form 20-F for the year ended December 31, 2023 filed with Comission on April 26, 2024)

4.6

English translation of Exclusive Consultation and Service Agreement dated April 22, 2024, among VNET Data Center Co., Ltd., Beijing VNET Broad Band Data Center Co., Ltd. and Beijing Yiyun Network Technology Co., Ltd. (incorporated by reference to Exhibit 4.6 from our annual report on Form 20-F for the year ended December 31, 2023 filed with Comission on April 26, 2024)

4.7

English translation of Equity Option Agreement dated April 22, 2024, among VNET Data Center Co., Ltd., Beijing Yiyun Network Technology Co., Ltd., Beijing VNET Broad Band Data Center Co., Ltd. and the shareholders of Beijing Yiyun Network Technology Co., Ltd. (incorporated by reference to Exhibit 4.7 from our annual report on Form 20-F for the year ended December 31, 2023 filed with Comission on April 26, 2024)

4.8

Commitment Letter dated September 30, 2010, by AsiaCloud Inc. (which later changed its name to 21Vianet Group, Inc. and then to VNET Group, Inc.), 21Vianet Data Center Co., Ltd. (which is referred to as VNET Data Center Co., Ltd. in this annual report), Sheng Chen and Jun Zhang (incorporated by reference to Exhibit 4.13 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 19, 2013)

4.9

2010 Share Incentive Plan, as amended on January 14, 2011 and July 6, 2012 (incorporated by reference to Exhibit 10.12 from our Form S-8 (File No. 333-187695), initially filed with the Commission on April 3, 2013)

4.10

English summary of Property Lease Agreement dated February 4, 2013, between Beijing Xingguang Tuocheng Investment Co., Ltd. and Beijing 21Vianet Broad Band Data Center Co., Ltd. (which is referred to as Beijing VNET Broad Band Data Center Co., Ltd. in this annual report) (incorporated by reference to Exhibit 4.18 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 19, 2013)

4.11

English translation of Loan Agreement dated April 22, 2024, between Abitcool (China) Broadband Inc. and Sheng Chen, the sole shareholder of HuLianXinCheng Network Technology (Beijing) Co., Ltd. (previously known as WiFire Network Technology (Beijing) Co., Ltd. and aBitcool Small Micro Network Technology (BJ) Co., Ltd.) (incorporated by reference to Exhibit 4.11 from our annual report on Form 20 - F for the year ended December 31, 2023 filed with Comission on April 26, 2024)

4.12

English translation of Equity Pledge Agreement dated April 22, 2024, between Abitcool (China) Broadband Inc. and Sheng Chen, the sole shareholder of HuLianXinCheng Network Technology (Beijing) Co., Ltd. (previously known as WiFire Network Technology (Beijing) Co., Ltd. and aBitcool Small Micro Network Technology (BJ) Co., Ltd.) (incorporated by reference to Exhibit 4.12 from our annual report on Form 20 - F for the year ended December 31, 2023 filed with Comission on April 26, 2024)

4.13

English translation of Power of Attorney dated April 22, 2024, by Sheng Chen, the sole shareholder of HuLianXinCheng Network Technology (Beijing) Co., Ltd. (previously known as WiFire Network Technology (Beijing) Co., Ltd. and aBitcool Small Micro Network Technology (BJ) Co., Ltd.) (incorporated by reference to Exhibit 4.13 from our annual report on Form 20 - F for the year ended December 31, 2023 filed with Comission on April 26, 2024)

4.14

English translation of Exclusive Consultation and Service Agreement dated April 22, 2024, between Abitcool (China) Broadband Inc. and HuLianXinCheng Network Technology (Beijing) Co., Ltd. (previously known as WiFire Network Technology (Beijing) Co., Ltd. and aBitcool Small Micro Network Technology (BJ) Co., Ltd.) (incorporated by reference to Exhibit 4.14 from our annual report on Form 20 - F for the year ended December 31, 2023 filed with Comission on April 26, 2024)

Exhibit Number	Description of Document

4.15

English translation of Equity Option Agreement dated April 22, 2024, among Abitcool (China) Broadband Inc., HuLianXinCheng Network Technology (Beijing) Co., Ltd. (previously known as WiFire Network Technology (Beijing) Co., Ltd. and aBitcool Small Micro Network Technology (BJ) Co., Ltd.) and Sheng Chen (incorporated by reference to Exhibit 4.15 from our annual report on Form 20 - F for the year ended December 31, 2023 filed with Comission on April 26, 2024)

4.16

English translation of Commitment Letter dated January 11, 2021 by Sheng Chen and WiFire Network Technology (Beijing) Co., Ltd. (previously known as aBitcool Small Micro Network Technology (BJ) Co., Ltd. and later changed its name to HuLianXinCheng Network Technology (Beijing) Co., Ltd.) (incorporated by reference to Exhibit 4.21 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 28, 2021)

4.17

English translation of Commitment Letter dated January 11, 2021 by WiFire Group Inc. (previously known as aBitcool Broadband Inc.) (incorporated by reference to Exhibit 4.22 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 28, 2021)

4.18

2014 Share Incentive Plan, as amended on April 1, 2015 and December 22, 2017 (incorporated by reference to Exhibit 10.1 from our Form S - 8 (File No. 333 - 222521), initially filed with the Commission on January 12, 2018)

4.19

English translation of the equity interest purchase agreement dated September 27, 2017, by and among Beijing TUS Yuanchuang Technology Development Co., Ltd., a company wholly owned by Tus-Holdings, Beijing 21Vianet Broad Band Data Center Co., Ltd. (which is referred to as Beijing VNET Broad Band Data Center Co., Ltd. in this annual report), WiFire Network Technology (Beijing) Co., Ltd., WiFire (Beijing) Technology Co., Ltd., Guangzhou Gehua Network Technology and Development Company Limited, Beijing Chengyishidai Network Technology Co., Ltd., Zhiboxintong (Beijing) Network Technology Co., Ltd., Beijing Fastweb Network Technology Co., Ltd. and Guangzai Wuxian (Shanghai) Network Technology Co., Ltd (incorporated by reference to Exhibit 4.30 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 12, 2018)

4.20

English translation of the lease dated August 15, 2018 by and between the Beijing 21Vianet Broad Band Data Center Co., Ltd. (which is referred to as Beijing VNET Broad Band Data Center Co., Ltd. in this annual report) and Beijing Tuspark Harmonious Investment Development Co., Ltd. (incorporated by reference to Exhibit 4.33 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on March 27, 2019)

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

Exhibit Number	Description of Document

4.25

Amendment to Restructuring Agreement dated January 15, 2020 by and among 21Vianet Group, Inc. (which later changed its name to VNET Group, Inc.), 21Vianet DRP Investment Holdings Limited (which later changed its name to VNET DRP Investment Holdings Limited) and Marble Stone Holdings Limited (incorporated by reference to Exhibit 4.30 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 2, 2020)

4.26

Share Subscription Agreement dated October 14, 2019 by and between 21Vianet Group, Inc. (which later changed its name to VNET Group, Inc.) and Personal Group Limited (incorporated by reference to Exhibit 4.31 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 2, 2020)

4.27

English translation of Equity Pledge Agreement dated April 22, 2024, between Shanghai Edge Connect Technology Co., Ltd. and the shareholder of Shanghai Zhiyan Yunwei Technology Co., Ltd. (incorporated by reference to Exhibit 4.27 from our annual report on Form 20 - F for the year ended December 31, 2023 filed with Comission on April 26, 2024)

4.28

English translation of Power of Attorney dated April 22, 2024, by the shareholder of Shanghai Zhiyan Yunwei Technology Co., Ltd. (incorporated by reference to Exhibit 4.28 from our annual report on Form 20 - F for the year ended December 31, 2023 filed with Comission on April 26, 2024)

4.29

English translation of Exclusive Consultation and Service Agreement dated April 22, 2024, between Shanghai Edge Connect Technology Co., Ltd. and Shanghai Zhiyan Yunwei Technology Co., Ltd. (incorporated by reference to Exhibit 4.29 from our annual report on Form 20 - F for the year ended December 31, 2023 filed with Comission on April 26, 2024)

4.30

English translation of Equity Option Agreement dated April 22, 2024, among Shanghai Edge Connect Technology Co., Ltd., Shanghai Zhiyan Yunwei Technology Co., Ltd. and its shareholder (incorporated by reference to Exhibit 4.30 from our annual report on Form 20 - F for the year ended December 31, 2023 filed with Comission on April 26, 2024)

4.31

English translation of Letter of Undertaking dated December 10, 2020, by Shanghai Zhiyan Yunwei Technology Co., Ltd. and its shareholder (incorporated by reference to Exhibit 4.39 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 28, 2021)

4.32

English translation of Letter of Undertaking dated December 10, 2020, by Shanghai Edge Connect Technology Co., Ltd. (incorporated by reference to Exhibit 4.40 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 28, 2021)

4.33

English translation of Supplementary Exclusive Technical Consulting and Service Agreement dated December 10, 2020, among Shanghai Edge Connect Technology Co., Ltd., Shanghai Zhiyan Yunwei Technology Co., Ltd. and its shareholder (incorporated by reference to Exhibit 4.41 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 28, 2021)

4.34

English translation of Share Repurchase Agreement dated March 23, 2021, between 21Vianet Group, Inc. (which later changed its name to VNET Group, Inc.) and Tuspark Innovation Venture Limited (incorporated by reference to Exhibit 4.42 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 28, 2021)

4.35

Investment Agreement dated January 28, 2022 by and among VNET Group, Inc. and Vector Holdco Pte. Ltd., BTO Vector Fund FD (CYM) L.P. and Blackstone Tactical Opportunities Fund - FD L.P. (incorporated by reference to Exhibit 99.2 from our Form 6-K (File No. 001-35126), initially furnished with the Commission on January 31, 2022)

4.36

Investment Agreement dated November 16, 2023, entered into by and among VNET Group, Inc. and Success Flow International Investment Limited and Choice Faith Group Holdings Limited (incorporated by reference to Exhibit 99.2 from our Form 6-K (File No. 001-35126), initially furnished with the Commission on November 16, 2023)

Exhibit Number	Description of Document

4.37

Investor Rights Agreement dated November 16, 2023, entered into by and among VNET Group, Inc. and Success Flow International Investment Limited and Choice Faith Group Holdings Limited (incorporated by reference to Exhibit 99.3 from our Form 6-K (File No. 001-35126), initially furnished with the Commission on November 16, 2023)

4.38

English translation of Loan Agreement dated October 30, 2012, among Joytone Infotech Co., Ltd. and the shareholders of Beijing iJoy Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.38 from our annual report on Form 20 - F for the year ended December 31, 2023 filed with Comission on April 26, 2024)

4.39

English translation of Amended and Restated Equity Pledge Agreement dated July 18, 2019, among Joytone Infotech Co., Ltd. and the shareholders of Beijing iJoy Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.39 from our annual report on Form 20 - F for the year ended December 31, 2023 filed with Comission on April 26, 2024)

4.40

English translation of Power of Attorney dated July 18, 2019, by the shareholders of Beijing iJoy Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.40 from our annual report on Form 20 - F for the year ended December 31, 2023 filed with Comission on April 26, 2024)

4.41

English translation of Exclusive Consultation and Service Agreement dated October 30, 2012, between Joytone Infotech Co., Ltd. and Beijing iJoy Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.41 from our annual report on Form 20 - F for the year ended December 31, 2023 filed with Comission on April 26, 2024)

4.42

English translation of Equity Option Agreement dated July 18, 2019, among Joytone Infotech Co., Ltd., Beijing iJoy Information Technology Co., Ltd. and the shareholders of Beijing iJoy Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.42 from our annual report on Form 20 - F for the year ended December 31, 2023 filed with Comission on April 26, 2024)

4.43

English translation of Supplementary Agreement to the Exclusive Consultation and Service Agreement dated July 30, 2013, between Joytone Infotech Co., Ltd and Beijing iJoy Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.43 from our annual report on Form 20 - F for the year ended December 31, 2023 filed with Comission on April 26, 2024)

4.44

Letter Agreement dated August 21, 2024, between Mr. Sheng Chen, GenTao, Fast Horse, Sunrise, Personal Group Limited, Success Flow and Choice Faith (incorporated by reference to Exhibit 99.33 from the Schedule 13D amendment filed by Mr. Sheng Chen, GenTao Capital Limited, Fast Horse Technology Limited, Sunrise Corporate Holding Ltd., Personal Group Limited, and Beacon Capital Group Inc. with the Commission on August 22, 2024).

8.1*	List of Subsidiaries and Principal Consolidated Affiliate Entities

11.1

Code of Business Conduct and Ethics of Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

11.2*	VNET Group, Inc. Amended and Restated Statement of Policies Governing Material, Non - Public Information and the Prevention of Inisder Trading

12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document

15.1*	Consent of KPMG Huazhen LLP, Independent Registered Public Accounting Firm

15.2*	Consent of Han Kun Law Offices

97

VNET Group, Inc. Incentive Compensation Recoupment Policy (incorporated by reference to Exhibit 97 from our annual report on Form 20-F for the year ended December 31, 2023 filed with Comission on April 26, 2024)

99.1*	Consent of Frost & Sullivan

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
*	Filed with this Annual Report on Form 20-F.
**	Furnished with Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VNET Group, Inc.

By:	/s/ Sheng Chen
	Name:	Sheng Chen
	Title:	Executive chairperson of Board of Directors

Date: April 25, 2025

VNET GROUP, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
VNET Group, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of VNET Group, Inc. and subsidiaries (the Company) as of December 31, 2023 and 2024, the related consolidated statements of operations, comprehensive (loss) income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 25, 2025 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Valuation of 2027 convertible notes

As discussed in Notes 17 and 26 to the consolidated financial statements, the Company assessed the amendments to the terms of the 2027 convertible notes as an extinguishment of debt based on a qualitative and quantitative evaluation of the amendments and elected to subsequently account for the 2027 convertible notes, as amended, at fair value as a whole, with the interest expenses presented within the changes in fair value of financial instruments. As of December 31, 2024, the fair value of the 2027 convertible notes was RMB1,897,738 thousand. The fair value of 2027 convertible notes is measured using binomial tree pricing model that involves several parameters including the Company’s stock price, stock price volatility, the remaining maturity term and the discount rate.

We identified the evaluation of the fair value of the 2027 convertible notes as a critical audit matter. Subjective and challenging auditor judgment, as well as specialized skills and knowledge, was required to evaluate the discount rate used in the Company’s valuation of the 2027 convertible notes.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal control related to the Company’s determination of the discount rate. We involved valuation professionals with specialized skills and knowledge, who assisted in 1) testing the relevance and reliability of the underlying data used in management’s estimate of the discount rate, and 2) evaluating the discount rate by comparing it to a discount rate range that was developed using market data for publicly traded debts with similar terms issued by comparable entities with similar credit ratings.

Changes in estimated useful lives of data center structural and supply assets

As discussed in Note 2(c) to the consolidated financial statements, the Company regularly assesses the estimated useful lives of its property and equipment. In January 2024, the Company completed an assessment and revised its estimate of the useful lives of the data center structural and supply assets, based on the Company’s long-term use plan, considering a number of factors including current condition and historical useful life data of these assets and industry practices. As discussed in Note 8, as of December 31, 2024, the Company recorded RMB17,216,635 thousand in total property and equipment, net, which included the data center structural and supply assets.

We identified the evaluation of changes in estimated useful lives of data center structural and supply assets as a critical audit matter. Subjective and challenging auditor judgment was required to evaluate the Company’s estimated useful lives of data center structural and supply assets, especially the factors used to determine the estimated useful lives. Changes to the estimated useful lives of data center structural and supply assets could have a significant impact on the timing of recognition of depreciation expense.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal control related to the determination of changes in the estimated useful lives of data center structural and supply assets. We evaluated the factors the Company used to determine the estimated useful lives by:

•	inquiring of management personnel regarding the operation and performance of the data center structural and supply assets
•	observing the current condition of certain data center structural and supply assets
•	evaluating the relevance and reliability of historical useful life data used by the Company
•

involving valuation professionals with specialized skills and knowledge, who assisted in comparing the estimated useful lives to the useful lives of similar assets of peer companies based on available market data

/s/KPMG Huazhen LLP

We have served as the Company’s auditor since 2022.

Beijing China
April 25, 2025

VNET GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

		As of December 31,
	Note	2023	2024
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		2,243,537	1,492,436	204,463
Restricted cash (including amounts of consolidated VIEs that can be used only to settle obligations of the VIEs of RMB434,421 and RMB514,991 as of December 31, 2023 and 2024, respectively)		2,854,568	545,795	74,774
Short-term investments	6	356,820	—	—
Accounts and notes receivable (net of allowance for doubtful debt of RMB188,356 and RMB189,501 as of December 31, 2023 and 2024, respectively)(including amounts of consolidated VIEs that can be used only to settle obligations of the VIEs of RMB61,618 as of December 31, 2024)	5	1,715,975	1,655,984	226,869
Amounts due from related parties	22	277,237	336,360	46,081
Prepaid expenses and other current assets	7	2,375,341	2,789,573	382,171
Total current assets		9,823,478	6,820,148	934,358

Non-current assets:
Restricted cash (including amounts of consolidated VIEs that can be used only to settle obligations of the VIEs of RMB382 and RMB18,000 as of December 31, 2023 and 2024, respectively)		882	42,842	5,869
Derivative financial instrument	26	—	6,768	927
Long-term investments, net	12	757,949	794,688	108,872
Property and equipment, net (including amounts of consolidated VIEs that can be used only to settle obligations of the VIEs of RMB1,116,514 and RMB1,022,885 as of December 31, 2023 and 2024, respectively)	8	13,024,393	17,216,635	2,358,669
Intangible assets, net	9	1,383,406	1,403,787	192,318
Land use rights, net	10	602,503	766,213	104,971
Operating lease right-of-use assets, net (including amounts of consolidated VIEs that can be used only to settle obligations of the VIEs of RMB3,948,272 and RMB4,561,722 as of December 31, 2023 and 2024, respectively)	16	4,012,329	4,618,212	632,692
Deferred tax assets, net (including amounts of consolidated VIEs that can be used only to settle obligations of the VIEs of RMB208,266 and RMB221,722 as of December 31, 2023 and 2024, respectively)	21	247,644	306,623	42,007
Other non-current assets	13	533,319	381,126	52,214
Total non-current assets		20,562,425	25,536,894	3,498,539
Total assets		30,385,903	32,357,042	4,432,897

The accompanying notes are an integral part of these consolidated financial statements

VNET GROUP, INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands)

		As of December 31,
	Note	2023	2024
		RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings (including amounts of consolidated VIEs without recourse to the Company of RMB30,000 and RMB589,000 as of December 31, 2023 and 2024, respectively)	14	30,000	589,000	80,693
Convertible promissory notes	17	4,208,495	—	—
Current portion of long-term borrowings (including amounts of consolidated VIEs without recourse to the Company of RMB544,803 and RMB1,093,160 as of December 31, 2023 and 2024, respectively)	14	723,325	1,420,190	194,565
Current portion of finance lease liabilities (including amounts of consolidated VIEs without recourse to the Company of RMB97,388 and RMB94,162 as of December 31, 2023 and 2024, respectively)	16	115,806	208,299	28,537
Current portion of operating lease liabilities (including amounts of consolidated VIEs without recourse to the Company of RMB754,935 and RMB881,025 as of December 31, 2023 and 2024, respectively)	16	780,164	899,818	123,275
Accounts and notes payable (including amounts of consolidated VIEs without recourse to the Company of RMB493,837 and RMB574,642 as of December 31, 2023 and 2024, respectively)		696,177	709,260	97,168
Amounts due to related parties (including amounts of consolidated VIEs without recourse to the Company of RMB356,080 and RMB355,679 as of December 31, 2023 and 2024, respectively)	22	356,080	355,679	48,728
Income taxes payable (including amounts of consolidated VIEs without recourse to the Company of RMB13,531 and RMB68,458 as of December 31, 2023 and 2024, respectively)		35,197	69,569	9,531
Advances from customers (including amounts of consolidated VIEs without recourse to the Company of RMB1,605,247 and RMB1,378,806 as of December 31, 2023 and 2024, respectively)	2(r)	1,605,247	1,378,806	188,896
Deferred revenue (including amounts of consolidated VIEs without recourse to the Company of RMB83,546 and RMB80,435 as of December 31, 2023 and 2024, respectively)	2(r)	95,477	87,830	12,033
Current portion of deferred government grants (including amounts of consolidated VIEs without recourse to the Company of RMB8,062 and RMB6,727 as of December 31, 2023 and 2024, respectively)	18	8,062	6,727	922
Accrued expenses and other payables (including amounts of consolidated VIEs without recourse to the Company of RMB1,616,423 and RMB1,274,258 as of December 31, 2023 and 2024, respectively)	15	2,783,102	3,618,237	495,696
Total current liabilities		11,437,132	9,343,415	1,280,044

The accompanying notes are an integral part of these consolidated financial statements

VNET GROUP, INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands)

		As of December 31,
	Note	2023	2024
		RMB	RMB	US$
Non-current liabilities:
Long-term borrowings (including amounts of consolidated VIEs without recourse to the Company of RMB2,464,811 and RMB3,285,482 as of December 31, 2023 and 2024, respectively)	14	5,113,521	7,767,390	1,064,128
Convertible promissory notes	17	1,769,946	1,897,738	259,989
Derivative liability	17	188,706	—	—
Non-current portion of finance lease liabilities (including amounts of consolidated VIEs without recourse to the Company of RMB720,954 and RMB705,013 as of December 31, 2023 and 2024, respectively)	16	1,159,525	1,532,309	209,925
Non-current portion of operating lease liabilities (including amounts of consolidated VIEs without resource to the Company of RMB3,230,506 and RMB3,737,819 as of December 31, 2023 and 2024, respectively)	16	3,270,759	3,779,293	517,761
Unrecognized tax benefits (including amounts of consolidated VIEs without recourse to the Company of RMB98,082 and RMB107,850 as of December 31, 2023 and 2024, respectively)	21	98,457	107,850	14,775
Deferred tax liabilities (including amounts of consolidated VIEs without recourse to the Company of RMB139,174 and RMB118,374 as of December 31, 2023 and 2024, respectively)	21	688,362	734,404	100,613
Deferred government grants (including amounts of consolidated VIEs without recourse to the Company of RMB11,862 and RMB38,654 as of December 31, 2023 and 2024, respectively)	18	145,112	273,824	37,514
Total non-current liabilities		12,434,388	16,092,808	2,204,705
Total liabilities		23,871,520	25,436,223	3,484,749
Commitments and contingencies	27

The accompanying notes are an integral part of these consolidated financial statements

VNET GROUP, INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands, except for share and per share data)

		As of December 31,
	Note	2023	2024
		RMB	RMB	US$
Shareholders’ equity:
Class A ordinary shares (par value of US$0.00001 per share; 2,698,935,000 shares authorized; 1,513,609,283 and 1,611,141,743 shares issued and outstanding as of December 31, 2023 and 2024, respectively)	25	103	108	14
Class B ordinary shares (par value of US$0.00001 per share; 300,000,000 shares authorized; 30,721,723 shares issued and outstanding as of December 31, 2023 and 2024)	25	4	4	1
Class C ordinary shares (par value of US$0.00001 per share; 60,000 shares authorized, issued and outstanding as of December 31, 2023 and 2024)	25	—	—	—
Treasury stock		(326,953)	(161,892)	(22,179)
Additional paid-in capital		17,291,312	17,298,692	2,369,911
Statutory reserves	23	80,615	107,380	14,711
Accumulated other comprehensive loss		(14,343)	(18,504)	(2,535)
Accumulated deficit		(11,016,323)	(10,859,888)	(1,487,799)
Total VNET Group, Inc. shareholders’ equity		6,014,415	6,365,900	872,124
Noncontrolling interest		499,968	554,919	76,024
Total shareholders’ equity		6,514,383	6,920,819	948,148
Total liabilities and shareholders’ equity		30,385,903	32,357,042	4,432,897

The accompanying notes are an integral part of these consolidated financial statements

VNET GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data)

		For the years ended December 31,
	Note	2022	2023	2024
		RMB	RMB	RMB	US$
Net revenues
Hosting and related services (including related parties amounts of RMB14,742, RMB938 and RMB7,954 for the years ended December 31, 2022, 2023 and 2024, respectively)		7,065,232	7,412,930	8,259,069	1,131,488

Cost of revenues
Hosting and related services (including related parties amounts of RMB37,186, RMB50,709 and RMB34,153 for the years ended December 31, 2022, 2023 and 2024, respectively)		(5,706,976)	(6,120,445)	(6,426,914)	(880,484)
Gross profit		1,358,256	1,292,485	1,832,155	251,004

Operating income (expenses)
Operating income		60,013	106,273	114,585	15,698
Sales and marketing expenses		(311,917)	(266,207)	(263,756)	(36,134)
Research and development expenses		(306,842)	(322,220)	(246,612)	(33,786)
General and administrative expenses		(642,945)	(541,850)	(659,030)	(90,287)
Allowance for doubtful debt		(35,409)	(368,505)	(107,899)	(14,782)
Impairment of long-lived assets		—	(506,686)	—	—
Impairment of goodwill	11	—	(1,364,191)	—	—
Total operating expenses		(1,237,100)	(3,263,386)	(1,162,712)	(159,291)

Operating profit (loss)		121,156	(1,970,901)	669,443	91,713

Interest income		31,574	41,802	27,958	3,830
Interest expense		(273,305)	(312,172)	(400,975)	(54,933)
Other income		17,328	27,344	52,728	7,225
Other expenses		(26,599)	(16,086)	(27,290)	(3,739)
Changes in the fair value of financial instruments		22,626	(165,930)	(74,112)	(10,154)
Impairment of long-term investments		—	(11,166)	—	—
Gain on debt extinguishment	17	—	—	246,175	33,726
Foreign exchange loss, net		(523,235)	(78,965)	(19,242)	(2,636)

(Loss) income before income taxes and gain from equity method investments		(630,455)	(2,486,074)	474,685	65,032

Income tax expenses	21	(133,464)	(114,374)	(234,229)	(32,089)
Gain from equity method investments		1,925	3,279	7,967	1,091

Net (loss) income		(761,994)	(2,597,169)	248,423	34,034

Net income attributable to noncontrolling interest		(13,958)	(46,667)	(65,223)	(8,936)

Net (loss) income attributable to VNET Group, Inc.		(775,952)	(2,643,836)	183,200	25,098
(Loss) earnings per share:
Basic	24	(0.87)	(2.93)	0.11	0.02
Diluted	24	(0.87)	(2.93)	0.02	0.00

Shares used in (loss) earning per share computation:
Basic	24	886,817,620	901,143,138	1,593,594,519	1,593,594,519
Diluted	24	886,817,620	901,143,138	1,742,346,367	1,742,346,367

The accompanying notes are an integral part of these consolidated financial statement

VNET GROUP, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(Amounts in thousands)

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Net (loss) income	(761,994)	(2,597,169)	248,423	34,034
Other comprehensive income (loss), net of tax of nil
Foreign currency translation adjustments, net of tax of nil	101,465	(25,365)	(21,488)	(2,944)
Changes in fair value due to instrument-specific credit risk	—	—	14,243	1,951
Unrealized gain for available-for-sale debt securities	—	—	3,084	423
Other comprehensive income (loss), net of tax of nil	101,465	(25,365)	(4,161)	(570)
Comprehensive (loss) income	(660,529)	(2,622,534)	244,262	33,464
Comprehensive income attributable to noncontrolling interest	(13,958)	(46,667)	(65,223)	(8,936)
Comprehensive (loss) income attributable to VNET Group, Inc.	(674,487)	(2,669,201)	179,039	24,528

The accompanying notes are an integral part of these consolidated financial statements

VNET GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net(loss) income	(761,994)	(2,597,169)	248,423	34,034
Adjustments to reconcile net (loss) income to net cash generated from operating activities:
Foreign exchange loss, net	523,235	78,965	19,242	2,636
Depreciation and amortization	1,595,942	1,807,339	1,598,256	218,961
Loss (gain) on disposal of property and equipment	15,592	3,198	(126,604)	(17,345)
Allowance for doubtful debt	50,409	368,505	107,899	14,782
Share-based compensation expense	118,170	35,296	148,557	20,352
Deferred income tax expenses (benefits)	17,887	(43,152)	(12,937)	(1,772)
Gain from equity method investments	(1,925)	(3,279)	(7,967)	(1,091)
Distribution received from an equity method investment	15,232	—	—	—
Gain from disposal of subsidiaries	(1,388)	(495)	—	—
Impairment of long-lived assets	—	506,686	—	—
Impairment of goodwill	—	1,364,191	—	—
Impairment of long-term investments	—	11,166	—	—
Reduction in the carrying amount of right-of-use assets	508,818	433,121	470,581	64,469
Changes in the fair value of financial instruments	(22,626)	165,930	74,112	10,154
Gain on debt extinguishment of 2027 convertible notes	—	—	(246,175)	(33,726)
Loss on debt extinguishment of 2026 convertible notes	—	—	41,261	5,653
Changes in operating assets and liabilities, net of effects of acquisitions and disposals:
Accounts and notes receivable	(381,194)	(5,766)	(62,046)	(8,500)
Amounts due from related parties	(6,997)	(2,886)	(25,088)	(3,437)
Prepaid expenses and other current assets	621,973	(365,762)	114,978	15,747
Accounts and notes payables	220,129	(24,430)	20,043	2,746
Amounts due to related parties	(992)	6,131	(401)	(55)
Income taxes payable	(1,753)	(6,820)	34,372	4,709
Unrecognized tax benefits	9,601	11,283	9,393	1,287
Advances from customers	116,061	447,284	(226,441)	(31,022)
Deferred revenue	39,383	399	(5,588)	(766)
Deferred government grants	5,000	155,333	140,881	19,301
Operating lease liabilities	(465,242)	(481,647)	(449,059)	(61,521)
Accrued expenses and other payables	226,893	200,059	139,701	19,140
Net cash generated from operating activities	2,440,214	2,063,480	2,005,393	274,736

The accompanying notes are an integral part of these consolidated financial statements

VNET GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands)

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(2,995,608)	(2,967,447)	(4,923,721)	(674,547)
Purchases of intangible assets	(57,295)	(50,906)	(130,058)	(17,818)
Purchases of land use rights	(47,704)	(42,275)	(74,641)	(10,226)
Proceeds from disposal of property and equipment	6,132	31,703	276,817	37,924
Proceeds from disposal of subsidiaries, net	300	12,704	—	—
Payments for short-term investments	—	(503,276)	(167,068)	(22,888)
Payment of loans to third parties	(217,586)	(1,600)	(39,054)	(5,350)
Payment of loans to related parties	(500)	(115,048)	(63,892)	(8,753)
Receipt of loans to third parties	5,000	93,996	—	—
Receipt of loans to a related party	—	9,800	28,313	3,879
Proceeds received from maturity of short-term investments	—	144,516	529,350	72,521
Proceeds from disposal of long-term investments	—	—	26,911	3,687
Payments for long-term investments	(213,000)	(517,278)	(53,665)	(7,352)
Prepayments and deposits for acquisition of data center	(36,000)	—	—	—
Proceeds from collection of the deposit associated with an acquisition	—	—	200,000	27,400
Payments for acquisitions, net of cash acquired	(2,991)	2	—	—
Net cash used in investing activities	(3,559,252)	(3,905,109)	(4,390,708)	(601,523)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of ordinary shares (Note 25)	—	2,122,123	—	—
Payment of issuance costs of ordinary shares	—	(1,880)	(35,791)	(4,903)
Proceeds from issuance of 2027 Convertible Notes, net of issuance cost	1,592,627	—	—	—
Repurchase of 2025 Convertible Notes (Note 17)	—	(529,175)	—	—
Repurchase of 2026 Convertible Notes	—	—	(4,262,340)	(583,938)
Proceeds from long-term bank borrowings	1,099,893	1,813,927	3,014,789	413,024
Proceeds from short-term bank borrowings	—	30,000	818,020	112,068
Proceeds from other long-term borrowings	282,000	1,020,008	1,844,191	252,653
Repayments of long-term bank borrowings	(238,305)	(292,625)	(822,302)	(112,655)
Repayments of short-term bank borrowings	—	—	(259,020)	(35,486)
Repayments and deposits for other long-term borrowings	(207,089)	(268,124)	(765,886)	(104,926)
Payments for purchase of property and equipment through finance leases	(231,046)	(210,902)	(102,646)	(14,062)
Proceeds from loan from a related party (Note 22)	—	350,000	—	—
Repayment of loans from third parties	—	(78,000)	—	—
Contribution from noncontrolling interest in subsidiaries	—	—	16,000	2,192
Payments for acquisition of noncontrolling interest	—	(10,122)	(46,397)	(6,356)
Refund of prepayment for share repurchase plan	—	7,317	—	—
Profit distribution to noncontrolling interest	—	(11,413)	(26,272)	(3,599)
Net cash generated from (used in) financing activities	2,298,080	3,941,134	(627,654)	(85,988)
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	101,979	9,988	(4,945)	(677)
Net increase (decrease) in cash and cash equivalents and restricted cash	1,281,021	2,109,493	(3,017,914)	(413,452)
Cash and cash equivalents and restricted cash at beginning of year	1,708,473	2,989,494	5,098,987	698,558
Cash and cash equivalents and restricted cash at end of year	2,989,494	5,098,987	2,081,073	285,106

Reconciliation of cash and cash equivalents and restricted cash to the consolidated balance sheets
Cash and cash equivalents	2,661,321	2,243,537	1,492,436	204,463
Restricted cash-current	327,673	2,854,568	545,795	74,774
Restricted cash-non-current	500	882	42,842	5,869
Total cash and cash equivalents and restricted cash	2,989,494	5,098,987	2,081,073	285,106

The accompanying notes are an integral part of these consolidated financial statements

VNET GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands)

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Supplemental disclosures of cash flow information:
Income taxes paid	(159,784)	(145,605)	(211,896)	(29,030)
Interest paid	(222,411)	(251,066)	(434,193)	(59,484)

Supplemental disclosures of non-cash activities:
Right-of-use assets obtained in exchange for new operating lease liabilities	944,148	952,999	1,077,247	147,582
Property and equipment obtained in exchange for new finance lease liabilities	144,455	265,974	593,378	81,292
Purchase of property and equipment included in accrued expenses and other payables	457,282	270,909	940,804	128,890
Purchase of intangible assets included in accrued expenses and other payables	4,768	3,497	219	30
Payables for issuance cost of ordinary shares included in accrued expenses and other payables	—	35,840	—	—
Asset acquistion settled with equity interests of a subsidiary	—	116,996	—	—
Consideration payable for acquisition of noncontrolling interest included in accrued expenses and other payables	—	47,549	—	—

The accompanying notes are an integral part of these consolidated financial statements

VNET GROUP, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands, except for share data)

									Total
						Accumulated			VNET
		Number of			Additional	other			Group, Inc.		Total
		ordinary	Treasury	Ordinary	paid-in	comprehensive	Statutory	Accumulated	shareholders’	Noncontrolling	shareholders’
	Notes	shares	Stock	shares	capital	(loss) income	reserves	deficit	equity	interest	equity
Balance as of January 1, 2022		890,714,046	(349,523)	60	15,198,055	(90,443)	74,462	(7,590,382)	7,242,229	358,772	7,601,001
Consolidated net loss		—	—	—	—	—	—	(775,952)	(775,952)	13,958	(761,994)
Disposal of noncontrolling interest		—	—	—	—	—	—	—	—	(487)	(487)
Share-based compensation	20	—	—	—	41,871	—	—	—	41,871	—	41,871
Appropriation of statutory reserves		—	—	—	—	—	3,534	(3,534)	—	—	—
Share options exercised	20	2,802	—	—	—	—	—	—	—	—	—
Restricted share units vested		5,666,844	—	—	—	—	—	—	—	—	—
Settlement of share options and restricted share units with shares held by depository bank		(5,669,646)	—	—	—	—	—	—	—	—	—
Foreign exchange difference		—	—	—	—	101,465	—	—	101,465	—	101,465
Balance as of December 31, 2022		890,714,046	(349,523)	60	15,239,926	11,022	77,996	(8,369,868)	6,609,613	372,243	6,981,856

The accompanying notes are an integral part of these consolidated financial statements

VNET GROUP, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)

(Amounts in thousands, except for share data)

									Total
						Accumulated			VNET
		Number of			Additional	other			Group, Inc.		Total
		ordinary	Treasury	Ordinary	paid-in	comprehensive	Statutory	Accumulated	shareholders’	Noncontrolling	shareholders’
	Notes	shares	Stock	shares	capital	income (loss)	reserves	deficit	equity	interest	equity
Balance as of January 1, 2023		890,714,046	(349,523)	60	15,239,926	11,022	77,996	(8,369,868)	6,609,613	372,243	6,981,856
Consolidated net loss		—	—	—	—	—	—	(2,643,836)	(2,643,836)	46,667	(2,597,169)
Issuance of ordinary shares, net of issurance cost	25	650,424,192	—	47	2,084,356	—	—	—	2,084,403	—	2,084,403
Contribution by noncontrolling interest	4	—	—	—	—	—	—	—	—	116,996	116,996
Acquistion of noncontrolling interest		—	—	—	(27,200)	—	—	—	(27,200)	(30,471)	(57,671)
Appropriation of dividend		—	—	—	—	—	—	—	—	(5,467)	(5,467)
Share-based compensation	20	—	—	—	16,800	—	—	—	16,800	—	16,800
Appropriation of statutory reserves		—	—	—	—	—	2,619	(2,619)	—	—	—
Reissuance of treasury stock for share option exercise and restricted share units vested	25	3,252,768	22,570	—	(22,570)	—	—	—	—	—	—
Restricted share units vested		3,043,692	—	—	—	—	—	—	—	—	—
Settlement of restricted share units by reissuance of treasury stock		(3,043,692)	—	—	—	—	—	—	—	—	—
Foreign exchange difference		—	—	—	—	(25,365)	—	—	(25,365)	—	(25,365)
Balance as of December 31, 2023		1,544,391,006	(326,953)	107	17,291,312	(14,343)	80,615	(11,016,323)	6,014,415	499,968	6,514,383

The accompanying notes are an integral part of these consolidated financial statements

VNET GROUP, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)

(Amounts in thousands, except for share data)

									Total
						Accumulated			VNET
		Number of			Additional	other			Group, Inc.		Total
		ordinary	Treasury	Ordinary	paid-in	comprehensive	Statutory	Accumulated	shareholders’	Noncontrolling	shareholders’
	Notes	shares	Stock	shares	capital	income (loss)	reserves	deficit	equity	interest	equity
Balance as of January 1, 2024		1,544,391,006	(326,953)	107	17,291,312	(14,343)	80,615	(11,016,323)	6,014,415	499,968	6,514,383
Consolidated net loss		—	—	—	—	—	—	183,200	183,200	65,223	248,423
Shares issued to depositary banks	25	39,000,000	—	3	(3)	—	—	—	—	—	—
Issuance of new shares for restricted share units vested	25	34,744,206	—	2	(2)	—	—	—	—	—	—
Contribution by noncontrolling interest	4	—	—	—	—	—	—	—	—	16,000	16,000
Acquistion of noncontrolling interest		—	—	—	1,152	—	—	—	1,152	—	1,152
Appropriation of dividend		—	—	—	—	—	—	—	—	(26,272)	(26,272)
Share-based compensation	20	—	—	—	147,784	—	—	—	147,784	—	147,784
Shares from bonus conversion	20	12,898,272	—	—	23,510	—	—	—	23,510	—	23,510
Appropriation of statutory reserves		—	—	—	—	—	26,765	(26,765)	—	—	—
Reissuance of treasury stock for restricted share units vested	25	23,788,254	165,061	—	(165,061)	—	—	—	—	—	—
Restricted share units vested		20,491,014	—	—	—	—	—	—	—	—	—
Settlement of restricted share units and bonus conversion by reissuance of treasury stock and shares issued to depository banks		(33,389,286)	—	—	—	—	—	—	—	—	—
Changes in fair value due to instrument-specific credit risk		—	—	—	—	14,243	—	—	14,243	—	14,243
Unrealized gain on available-for-sale debt securities		—	—	—	—	3,084	—	—	3,084	—	3,084
Foreign exchange difference		—	—	—	—	(21,488)	—	—	(21,488)	—	(21,488)
Balance as of December 31, 2024		1,641,923,466	(161,892)	112	17,298,692	(18,504)	107,380	(10,859,888)	6,365,900	554,919	6,920,819
Balance as of December 31, 2024 US$		1,641,923,466	(22,179)	15	2,369,911	(2,535)	14,711	(1,487,799)	872,124	76,024	948,148

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

PRC laws and regulations prohibit foreign ownership of internet and telecommunications-related businesses. To comply with these foreign ownership restrictions, the Company conducts its businesses in the PRC through its VIEs using contractual agreements (the “VIE Agreements”). The Company controls four significant VIEs, namely Beijing Yiyun Network Technology Co., Ltd. (previously known as Beijing aBitCool Network Technology Co., Ltd.), or VNET Technology, Beijing iJoy Information Technology Co., Ltd., or BJ iJoy, HuLianXinCheng Network Technology (Beijing) Co., Ltd. (previously known as WiFire Network Technology (Beijing) Co., Ltd. and aBitcool Small Micro Network Technology (BJ) Co., Ltd.), or HuLianXinCheng Network and Shanghai Zhiyan Yunwei Technology Co., Ltd., or SH Zhiyan as of December 31, 2024. The key terms of the VIE Agreements in relation to BJ iJoy, WiFire Network and SH Zhiyan are substantially similar to VNET Technology, except for the terms separately disclosed as below.

The equity interests of VNET Technology are legally held by certain PRC individuals, including Mr. Sheng Chen, the Executive Chairman of Board of Directors of the Company and Zhang Jun (collectively the “Nominee Shareholders”). The following is a summary of the key terms of the VIE Agreements of VNET Technology:

Exclusive option agreement

Pursuant to the exclusive option agreement entered into amongst VNET Data Center Co., Ltd. (VNET China) and the Nominee Shareholders of VNET Technology, the Nominee Shareholders granted the Company or its designated party, an exclusive irrevocable option to purchase all or part of the equity interests held by the Nominee Shareholders in VNET Technology, when and to the extent permitted under the PRC laws, at an amount equal to RMB1. VNET Technology cannot declare any profit distributions or grant loans in any form without the prior written consent of VNET C hina. The Nominee Shareholders must remit in full any funds received from VNET Technology to VNET China, in the event any distributions are made by VNET Technology. The term of this agreement is 10 years, expiring on December 18, 2016, which is renewable at the sole discretion of VNET China. On December 19, 2016, this agreement was renewed for another 10 years, expiring on December 18, 2026.

SH Zhiyan has substantially similar exclusive option agreement except that the term of SH Zhiyan will terminate when SH Edge Connect, the primary beneficiary, purchases all of SH Zhiyan’s equity interest held by the Nominee Shareholder, Shanghai Rongyan Yunqi Technology Co., Ltd. (“SH Rongyan”).

On April 22, 2024, the exclusive option agreement of VNET Technology was updated. Pursuant to the equity option agreement on April 22, 2024 by and among VNET China, VNET Technology, Beijing VNET Broad Band Data Center Co., Ltd. (VNET Beijing) and each of the shareholders of VNET Technology, the shareholders of VNET Technology and VNET Technology (as the shareholder of VNET Beijing) have irrevocably granted VNET China an exclusive option to purchase all or part of their equity interests in VNET Technology and VNET Beijing when permissible under PRC laws. VNET China or its designated person may exercise such options to purchase equity interests at the lower of the amount of their respective paid-in capital in VNET Technology and VNET Beijing and the lowest price permitted under applicable PRC laws. The shareholders of VNET Technology and VNET Technology (as the shareholder of VNET Beijing) have undertaken that, without VNET China’s prior written consent, they will not, among other things, (i) transfer or otherwise dispose of their equity interests in VNET Technology and VNET Beijing, (ii) create any pledge or encumbrance on their equity interests in VNET Technology and VNET Beijing, (iii) change the registered capital of VNET Technology or VNET Beijing, (iv) merge VNET Technology and VNET Beijing with any other entity, (v) dispose of VNET Technology’s or VNET Beijing’s material assets (except in the ordinary course of business), or (vi) amend VNET Technology’s or VNET Beijing’s articles of association. The equity option agreement will remain effective for ten years and can be renewed upon request by VNET China.

On April 22, 2024, SH Zhiyan and HuLianXinCheng also updated the exclusive option agreement with similar terms of VNET Technology.

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

On April 22, 2024, the agreement was updated. Pursuant to the exclusive consultation service agreement entered into on April 22, 2024 by and among VNET China, VNET Technology and VNET Beijing, VNET China has the exclusive right to provide VNET Technology and VNET Beijing with software technology development, technology consulting, and technical services required by the business of VNET Technology and VNET Beijing. Without VNET China’ prior written consent, VNET Technology and VNET Beijing cannot accept any same or similar services subject to this agreement from any third party. VNET Technology and VNET Beijing agree to pay VNET China an annual service fee at an amount that is equal to 100% of its monthly after-tax profits, after making up losses from previous years, or an amount that is adjusted in accordance with VNET China’ sole discretion for the relevant month and also the mutually-agreed amount for certain other technical services, both of which should be paid within five days after VNET China sends invoice. VNET China has exclusive ownership of all the intellectual property rights created as a result of the performance of the exclusive consultation and service agreement, to the extent permitted by applicable PRC laws. To guarantee the performance the obligations of VNET Technology and VNET Beijing thereunder, the shareholders of VNET Technology have agreed to pledge their equity interests in VNET Technology to VNET China pursuant to the equity pledge agreement. The Exclusive Consultation and Service Agreement will remain effective for ten years, unless otherwise terminated by VNET China. Upon request by VNET China, the term of this agreement can be renewed prior to its expiration.

On April 22, 2024, SH Zhiyan and HuLianXinCheng also updated the exclusive technical and service agreement with similar terms of VNET Technology.

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

The Nominee Shareholder of SH Zhiyan did not enter into any loan agreement to fund the capital injected in SH Zhiyan.

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

On April 22, 2024, HuLianXinCheng also updated the loan agreement with similar terms of VNET Technology.

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

On April 22, 2024, the power of attorney agreements in relation to SH Zhiyan and HuLianXinCheng were also updated with similar terms of VNET Technology.

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

SH Zhiyan has substantially similar term except that the Nominee Shareholders of SH Zhiyan did not enter into any loan agreement to fund the capital injected in SH Zhiyan as mentioned above.

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

On April 22, 2024, SH Zhiyan and HuLianXinCheng also updated the loan agreement with similar terms of VNET Technology.

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

Despite the lack of technical majority ownership, through the irrevocable power of attorney agreement, the Nominee Shareholders effectively assigned all of their voting rights underlying their equity interests in VNET Technology to the Company. In addition, the Company, through VNET China, has the ability to exercise all the rights of VNET Technology’s shareholders pursuant to the share pledge agreement and exclusive option agreement. The Company demonstrates its ability and intention to continue to exercise the ability to absorb substantially all of the expected losses through the financial support letter. In addition, the Company also demonstrates its ability to receive substantially all of the economic benefits of VNET Technology through VNET China through the consulting and service agreement. Thus, the Company is the primary beneficiary of VNET Technology and consolidates VNET Technology and its subsidiaries under Accounting Standards Codification (“ASC”) Subtopic 810-10, Consolidation: Overall (“ASC 810-10”). Similar conclusion has been reached with respect to the VIE structures with the Company or the Company’s subsidiaries, as the respective primary beneficiaries for other VIEs, i.e., BJ iJoy, WiFire Network and SH Zhiyan.

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

Except for certain property with carrying amounts of RMB324,486 and restricted cash of RMB18,000 that were pledged to secure borrowings granted to the Company, there were no pledges or collateralization of the consolidated VIEs’ assets as of December 31, 2024. Creditors of the Consolidated VIEs have no recourse to the general credit of the primary beneficiaries of the Consolidated VIEs, and such amounts have been parenthetically presented on the face of the consolidated balance sheets. The Consolidated VIEs operate the data centers and own facilities including property, leasehold improvements, renovation and decoration, data center equipment, which are recognized in the Company’s consolidated financial statements. They also hold certain value- added technology licenses, registered copyrights, trademarks and registered domain names, including the official website, which are also considered as revenue-producing assets. However, none of such assets was recorded on the Company’s consolidated balance sheets as such assets were all acquired or internally developed with insignificant cost and expensed as incurred. In addition, the Company also hires data center operation and marketing workforce for its daily operations and such costs are expensed when incurred. The Company has not provided any financial or other support that it was not previously contractually required to provide to the Consolidated VIEs during the periods presented.

1.    ORGANIZATION (CONTINUED)

The following tables represent the financial information of the consolidated VIEs as of December 31, 2023 and 2024 and for the years ended December 31, 2022, 2023 and 2024 before eliminating the intercompany balances and transactions between the consolidated VIEs and other entities within the Company:

	As of December 31,
	2023	2024
	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	923,692	951,869
Restricted cash	434,421	514,991
Accounts receivable (net of allowance for doubtful debt of RMB161,837 and RMB121,632 as of December 31, 2023 and 2024, respectively)	1,412,456	1,510,487
Amounts due from related parties	58,823	77,907
Prepaid expenses and other current assets	2,081,948	2,258,563
Total current assets	4,911,340	5,313,817
Non-current assets:
Restricted cash	382	18,000
Derivative financial instrument	—	6,768
Long-term investments, net	168,377	151,849
Property and equipment, net	7,398,768	7,150,464
Intangible assets, net	453,606	510,847
Land use rights, net	56,971	55,402
Operating lease right-of-use assets, net	3,948,272	4,561,722
Deferred tax assets, net	208,266	221,722
Other non-current assets	148,383	166,103
Total non-current assets	12,383,025	12,842,877
Total assets	17,294,365	18,156,694
Current liabilities:
Short-term bank borrowings	30,000	589,000
Current portion of long-term borrowings	544,803	1,093,160
Current portion of finance lease liabilities	97,388	94,162
Current portion of operating lease liabilities	754,935	881,025
Accounts and notes payable	493,837	574,642
Amounts due to inter-companies, net (1)	4,736,035	3,128,991
Amounts due to related parties	356,080	355,679
Income taxes payable	13,531	68,458
Advances from customers	1,605,247	1,378,806
Deferred revenue	83,546	80,435
Current portion of deferred government grants	8,062	6,727
Accrued expenses and other payables	1,616,423	1,274,258
Total current liabilities	10,339,887	9,525,343

1.    ORGANIZATION (CONTINUED)

	As of December 31,
	2023	2024
	RMB	RMB
Non-current liabilities:
Long-term borrowings	2,464,811	3,285,482
Non-current portion of finance lease liabilities	720,954	705,013
Non-current portion of operating lease liabilities	3,230,506	3,737,819
Amounts due to inter-companies, net (1)	1,020,972	1,020,972
Unrecognized tax benefits	98,082	107,850
Deferred tax liabilities	139,174	118,374
Deferred government grants	11,862	38,654
Total non-current liabilities	7,686,361	9,014,164
Total liabilities	18,026,248	18,539,507

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Net revenues	5,944,519	6,418,125	7,391,709
Net (loss) income	(66,764)	(999,101)	353,325

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Net cash generated from operating activities	1,351,179	1,418,796	2,191,027
Net cash used in investing activities	(1,849,339)	(1,431,085)	(2,095,055)
Net cash generated from (used in) financing activities	1,243,495	(359,809)	30,393
Net increase (decrease) in cash and cash equivalents and restricted cash	745,335	(372,098)	126,365
(1)	Amounts due to inter-companies consist of intercompany payables to the other companies within the Company for the purchase of telecommunication resources and property and equipment on behalf of the Consolidated VIEs.

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

The Company regularly assesses the estimated useful lives of its property and equipment, and intangible assets. In January 2024, the Company completed an assessment and revised its estimate of the useful lives of certain data center properties, including the data center structural and supply assets, which primarily included the infrastructure and decoration of data centers, cabinets, diesel generators, and uninterruptible power supply equipment, from a range of 2 to 10 years, to 3 to 15 years, based on the Company’s long-term use plan, considering a number of factors including current condition, historical useful life data of these assets and industry practices. This change in estimated useful lives is accounted for as a change in accounting estimate, prospectively beginning in fiscal year 2024. The effect of the change was a reduction in depreciation expense of RMB389.7 million and an increase in net income of RMB292.8 million for the year ended December 31, 2024. The effect of change in basic and diluted earning per share was an increase of RMB0.18 per share and RMB0.17 per share, respectively, for the year ended December 31, 2024.

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

The Company uses the average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in other comprehensive (loss) income within the statements of comprehensive (loss) income.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(e)   Convenience translation

Translations of consolidated balance sheets, consolidated statements of operations, comprehensive income, cash flows, and shareholders’ equity from RMB to US$ as of and for the year ended December 31, 2024 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1.00 to RMB7.2993 on December 31, 2024, the last business day in fiscal year 2024, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be converted, realized or settled into US$ at such rate or at any other rate.

(f)   Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits placed with banks which are unrestricted as to withdrawal and use and have original maturities less than three months. All highly liquid investments with a stated maturity of 90 days or less from the date of purchase are classified as cash equivalents.

(g)   Restricted cash

Restricted cash mainly represents amounts held by a few banks in escrow as security for credit facilities, the deposits for finance lease, the deposits held in escrow for the advances received from end customers subscribing Microsoft Azure, Microsoft 365, Dynamics 365 and Power Platform (the disbursement of which shall be agreed by both Microsoft (China) Co., Ltd. (“Microsoft”) and the Company), the deposits for business operation, the deposits for loans and the deposits held for legal proceedings.

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

The Company utilizes a loss rate approach to determine lifetime expected credit losses for its financial assets. This method is used for calculating an estimate of losses based primarily on the Company’s historical loss experience. In determining loss rates, the Company evaluates information related to historical losses, adjusted for current conditions and further adjusted for the period of time that the Company can reasonably forecast. The Company has concluded that it can reasonably support a forecast period for the contractual life of its financial assets. Qualitative and quantitative adjustments related to current conditions and the reasonable and supportable forecast period consider the following: the customer or vendor’s creditworthiness, changes in the policy and procedures to establish customer credit limits, changes in the payment terms of receivables, existence and effect of any concentration of credit and changes in the level of such concentrations, and the effects of other external forces such as the current and forecasted direction of the economic and business environment.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(j)   Property and equipment

Property and equipment are stated at cost less accumulated depreciation and any recorded impairment. Property and equipment acquired in a business combination are recognized initially at fair value at the date of acquisition. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated useful life
Property	25-46 years
Leasehold improvements	Over the shorter of lease term or the estimated useful lives of the assets
Renovation and decoration	3-15 years
Data center equipment	1-20 years
Office equipment	2-8 years
Motor vehicles	2-8 years

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

The Company has capitalized certain internal use software development costs in accordance with ASC Subtopic 350-40, Intangibles-Goodwill and Other: Internal-Use Software (“ASC 350-40”), amounting to RMB15,322, RMB16,195 and RMB11,919 for the years ended December 31, 2022, 2023 and 2024, respectively. The Company capitalizes certain costs relating to software acquired, developed, or modified solely to meet the Company’s internal requirements and for which there are no substantive plans to market the software. These costs mainly include the research staff costs directly associated with the internal-develop software projects during the application development stage. Capitalized internal-use software costs are included in “intangible assets, net”.

Intangible assets have weighted average useful lives from the date of purchase/ acquisition as follows:

Purchased software	5 years
Radio spectrum license	15 years
Operating permits*	32.1 years
Customer relationships*	8.3 years
Licenses*	15 years
Supplier relationships*	10 years
Trade names*	20 years
Technology platform*	5 years
Internal use software	3.4 years
Customer contract*	7 years
*	Acquired in the acquisitions of subsidiaries.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l)   Leases

The Company determines if an arrangement is a lease at inception. Leases are classified as operating or finance leases in accordance with the recognition criteria in ASC 842-20-25. The Company’s leases do not contain any material residual value guarantees or material restrictive covenants.

The Company has lease agreements as the lessee with lease and non-lease components, which are accounted for separately. The Company elected the short-term lease exemption for all contracts with lease term of 12 months or less.

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

(n)   Long-term investments

The Company’s long-term investments primarily consist of equity investments without readily determinable fair value, equity method investments and available-for-sale debt securities.

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

The Company accounts for debt securities as available-for-sale when they are not classified as either trading or held-to-maturity. Available-for-sale debt securities are recorded at fair value, with unrealized gains and losses, net of related tax effect, are excluded from earnings and are reported as a separate component of accumulated other comprehensive loss until realized. Realized gains and losses from the sale of available-for-sale debt securities are determined on a specific-identification basis. An impairment loss on the available-for-sale debt securities are recognized in the consolidated statement of comprehensive loss when the decline in value is determined to be other-than-temporary.

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

Pursuant to ASC 350-20, the Company performed assessment and completed its annual impairment test for goodwill that has arisen out of its acquisitions. The goodwill was fully impaired in 2023 with RMB1,364,191 of goodwill impairment loss recognized for the year ended December 31, 2023.

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

For the year ended December 31, 2023, due to the weaker-than-expected operations, the Company tested certain long-lived asset groups for recoverability and recorded an impairment loss of RMB506,686, based on the amount by which the carrying amount of the relevant asset groups exceeded their estimated fair value.

The impairment loss reduced the carrying amount of the long-lived assets of the group on a pro-rata basis using the relative carrying amount of those assets except that the loss allocated to an individual long-lived asset of the group shall not reduce the carrying amount of that asset below its fair value whenever that fair value is determinable without undue cost and effort.

The Company recorded impairment charges associated with its long-lived assets as follows:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Impairment of property and equipment	—	480,099	—
Impairment of intangible assets	—	15,113	—
Impairment of right-of-use assets	—	11,474	—

(q)   Fair value of financial instruments

The Company’s financial instruments primarily include cash and cash equivalents, restricted cash, short-term investments, accounts receivable and payable, other receivables and payables, amounts due from/to related parties, long-term borrowings, available-for-sale debt investments, convertible promissory notes, a derivative financial instrument and a derivative liability. Other than available-for-sale debt investments, long-term borrowings, convertible promissory notes, the derivative liability and the derivative financial instrument, the carrying values of these financial instruments approximate their fair values due to their short-term maturities.

The carrying amounts of long-term borrowings approximate their fair values since they bear interest rates which approximate market interest rates. The Company elected the fair value option for the 2025 Convertible Notes (Note 17) upon initial recognition in 2020 as financial liability. During year ended December 31, 2023, the Company repurchased all of the outstanding 2025 Convertible Notes. The Company recorded the 2026 Convertible Notes (Note 17) using amortized cost method upon initial recognition in 2021 and measured the fair value for disclosure purposes. In February 2024, the Company repurchased all outstanding 2026 Convertible Notes. The Company recorded the 2027 Convertible Notes (Note 17) using amortized cost method upon initial recognition in 2022, and recorded the bifurcated redemption feature as a derivative liability measured at fair value. In August 2024, the 2027 Convertible Notes was significantly modified and was subsequently accounted for at fair value as a whole. See Note 26 for disclosure of fair value measurements.

Derivative financial instruments are initially measured at fair value, and subsequently remeasured at the end of each reporting period with an adjustment for fair value recorded to the current period income/(expense). Available-for-sale debt securities are recorded at fair value, with unrealized gains and losses, net of related tax effect, are excluded from earnings and are reported as a separate component of accumulated other comprehensive loss until realized.

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

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(r)   Revenue recognition (continued)

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

Deferred revenue represented the Company’s obligation to transfer the goods or services to a customer for which the Company has received consideration (or an amount of consideration is due) from the customer. As of January 1, 2023 and 2024, the Company has deferred revenue amounting up to RMB95,078 and RMB95,477, respectively, which were recognized as revenue for the years ended December 31, 2023 and 2024 in an amount of RMB78,683 and RMB70,912, respectively.

Advance from customers primarily represents the collections on behalf of Microsoft for the cloud services. It also includes contract liabilities of RMB13,716 and RMB6,263 as of December 31, 2023 and 2024, respectively. As of January 1, 2023 and 2024, the Company had contract liability amounting up to RMB11,955 and RMB13,716, respectively, which were recognized as revenue for the years ended December 31, 2023 and 2024 in an amount of RMB11,955 and RMB13,716, respectively.

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

(t)   Advertising expenditures

Advertising expenditures are expensed as incurred and are included in sales and marketing expenses, which amounted to RMB6,829, RMB9,826 and RMB9,364 for the years ended December 31, 2022, 2023 and 2024, respectively.

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

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(v)   Government grants

Government grants are provided by the relevant government authorities to subsidize the cost of certain projects or for the purpose of giving immediate incentive to the Company with no future costs or obligations. The amount of such government grants is determined solely at the discretion of the relevant government authorities and there is no assurance that the Company will continue to receive these government grants in the future. Government grants are recognized when it is probable that the Company will comply with the conditions attached to them, and the grants are received. When the grant relates to an expense item, it is recognized in the consolidated statement of operations over the period necessary to match the grant on a systematic basis to the costs that it is intended to compensate, as a reduction of the related operating expense. When the grant relates to an asset, it is recognized as deferred government grants and released to the consolidated statement of operations in equal amounts over the expected useful life of the related asset, when operational, as a reduction of the related depreciation expense, which amounted to RMB13,504 for the years ended December 31, 2024.

(w)   Capitalized interest

Interest costs are capitalized if they are incurred during the acquisition, construction or production of a qualifying asset and such costs could have been avoided if expenditures for these assets have not been made.

As a result of total interest costs capitalized during the period, the interest expense for the years ended December 31, 2022, 2023 and 2024, was as follows:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Interest expense and amortization cost of 2025, 2026 and 2027 Convertible Notes (Note 17)	58,350	59,429	64,115
Interest expense on bank and other borrowings	172,328	222,918	336,533
Interest expense on finance leases	104,088	90,679	93,264
Total interest costs	334,766	373,026	493,912
Less: Total interest costs capitalized	(61,461)	(60,854)	(92,937)
Interest expense, net	273,305	312,172	400,975

(x)   Income taxes

The Company accounts for income taxes using the liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax basis of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The carrying amount of deferred tax assets is reviewed on an entity-by-entity basis and is reduced by a valuation allowance to the extent that it is more-likely-than-not that the benefits of the deferred tax assets will not be realized in future years. The valuation allowance is determined based on the weight of positive and negative evidence including future reversals of existing taxable temporary differences, future taxable income exclusive of reversing temporary differences, and verifiable tax planning. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date of the change in tax rate. All deferred income tax assets and liabilities are classified as non-current on the consolidated balance sheets.

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

The Company has elected to recognize compensation expenses using the straight-line method for share-based awards granted with only service conditions that have a graded vesting schedule. For share-based awards granted with performance conditions, the Company recognizes compensation expenses using the accelerated method. The Company commences recognition of the related compensation expenses if it is probable that the defined performance condition will be met. To the extent that the Company determines that it is probable that a different number of share-based awards will vest depending on the outcome of the performance condition, the cumulative effect of the change in estimate is recognized in the period of change. For share-based awards with market conditions, the probability to achieve market conditions is reflected in the grant date fair value. The Company recognized the related compensation expenses when the requisite service is rendered using the accelerate method.

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

A cancellation of the terms or conditions of an equity award under original award in exchange for a new award should be treated as modification. The compensation costs associated with the modified awards are recognized if either the original vesting conditions or the new vesting conditions have been achieved. Total recognized compensation cost for the awards is at least equal to the fair value of the original awards at the grant date unless at the date of the modification the performance or service conditions of the original awards are not expected to be satisfied. The incremental compensation cost is measured as the excess of the fair value of the replacement awards over the fair value of original awards at the modification date. Therefore, in relation to the modified awards, the Company recognizes share-based compensation over the vesting periods of the new awards, which comprises (i) the amortization of the incremental portion of share-based compensation over the remaining vesting term, and (ii) any unrecognized compensation cost of original awards, using the shorter of the remaining original term or the new term. For a modification of a market condition, the incremental portion of share-based compensation and unrecognized compensation cost of original award are recognized over new vesting period. For modification of a liability award that remains a liability after modification, the liability award continues to be remeasured at fair value at each reporting date.

(z)   (Loss) earnings per share

In accordance with ASC Topic 260, Earnings per Share (“ASC 260”), basic (loss) earnings per share is computed by dividing (loss) earnings attributable to ordinary shareholders by the weighted average number of unrestricted ordinary shares outstanding during the year using two-class method. Under the two-class method, (loss) earnings are allocated between ordinary shares and participating securities based on their participating rights. The Company’s 2027 Convertible Notes are participating securities. Diluted (loss) earnings per share are calculated by dividing (loss) earnings attributable to ordinary shareholders using two-class method as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Contingently issuable shares, including performance-based share awards and contingent considerations to be settled in shares, are included in the computation of basic (loss) earnings per share only when there is no circumstance under which those shares would not be issued. Contingently issuable shares are included in the denominator of the diluted (loss) earnings per share calculation as of the beginning of the period or as of the inception date of the contingent share arrangement, if later, only when dilutive and when all the necessary conditions have been satisfied as of the reporting period end. For contracts that may be settled in ordinary shares or in cash at the election of the Company, share settlement is presumed, pursuant to which incremental shares relating to the number of shares that would be required to settle the contract are included in the denominator of diluted (loss) earnings per share calculation if the effect is more dilutive. Ordinary equivalent shares consist of the ordinary shares issuable upon the exercise of the share options, using the treasury stock method and shares issuable upon the conversion of the Company’s convertible promissory notes using if converted method. Ordinary equivalent shares are excluded from the computation of diluted (loss) earnings per share if their effects would be anti-dilutive.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(aa)   Treasury stock

When the Company acquires treasury stock, the repurchased ordinary shares is accounted for under the cost method whereby the entire cost of the acquired shares is recorded as treasury stock. The cost basis for the reissuance of treasury stock is determined using a weighted-average cost basis. To the extent that the reissuance price is more than the cost basis (gain), the excess is recorded as an increase to additional paid-in capital. If the reissuance price is less than the cost basis (loss), the difference is recorded to additional paid-in capital to the extent there is a remaining balance. Any losses in excess of that amount is charged to accumulated deficit.

(bb)   Comprehensive (loss) income

Comprehensive (loss) income is defined as the (decrease) increase in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Accumulated other comprehensive loss of the Company includes foreign currency translation adjustments related to the Company and its overseas subsidiaries, whose functional currency is US$, changes in fair value due to instrument-specific credit risk and unrealized gain for available-for-sale debt securities.

(cc)   Segment reporting

In accordance with ASC Topic 280, Segment Reporting (“ASC 280”), the Company had one operating and reportable segment since the Company’s chief executive officer, who has been identified as the Company’s chief operating decision-maker (“CODM”) formerly relied on the results of operations of hosting and related services when making decisions on allocating resources and assessing performance of the Company, and the CODM reviews the operation result of the Company as a whole. Hosting and related services business focuses primarily on colocation, interconnectivity, cloud, VPN, hybrid IT and other value-added services.

The Company’s CODM uses consolidated operating income as the measure of profit or loss to monitor budget versus actual results and decide where to allocate and invest additional resources to continue growth. Significant segment expenses and other segment items are consistent with the financial information included on the consolidated statements of operations and comprehensive (loss)income. The measure of segment assets is reported on the consolidated balance sheet as total assets.

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

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(ee)   Recent accounting pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments in ASU 2023-07 improve reportable segment disclosure requirements through enhanced disclosures about significant segment expenses. The amendments introduce a new requirement to disclose significant segment expenses regularly provided to the CODM, extends certain annual disclosures to interim periods, clarifies single reportable segment entities must apply ASC 280 in its entirety, permits more than one measure of segment profit or loss to be reported under certain conditions, and requires disclosure of the title and position of the CODM. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company adopted ASU 2023-07 on January 1, 2024 with no material impact on its consolidated financial statements.

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

3.    CONCENTRATION OF RISKS

(a)   Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable, other receivables and amounts due from related parties. As of December 31, 2023 and 2024, the aggregate amount of cash and cash equivalents, restricted cash and short-term investments of RMB2,431,089 and RMB1,974,919, respectively, were held at major financial institutions located in the PRC, and US$426,022 and US$14,543, respectively, were deposited with major financial institutions located outside the PRC. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006 that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go into bankruptcy. In addition, since China’s concession to the World Trade Organization, foreign banks have been gradually permitted to operate in China and have been significant competitors against Chinese banks in many aspects, especially since the opening of the Renminbi business to foreign banks in late 2006. Therefore, the risk of bankruptcy of those Chinese banks in which the Company has deposits has increased. In the event of bankruptcy of one of the banks which holds the Company’s deposits, the Company is unlikely to claim its deposits back in full since the bank is unlikely to be classified as a secured creditor based on PRC laws.

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
(ii)Supplier risk—The Company’s operations are dependent upon bandwidth and cabinet capacity provided by the third-party telecom carriers. There can be no assurance that the Company will be able to secure the cabinet and bandwidth supply from the third-party telecom carriers, neither the Company is adequately prepared for unexpected increases in bandwidth demands by its customers. The communications capacity the Company has leased, include cabinet and bandwidth, may become unavailable for a variety of reasons, such as physical interruption, technical difficulties, contractual disputes, or the financial health of its third-party providers. Any failure of these network providers to provide the capacity the Company requires may result in a reduction in, or interruption of, service to its customers. A significant portion of the Company’s total bandwidth and cabinet resources are purchased from its five largest suppliers, who collectively accounted for 35%, 42% and 45% of the Company’s total bandwidth and cabinet resources for the years ended December 31, 2022, 2023 and 2024, respectively.
(iii)Customer risk—The success of the Company’s business going forward will rely in part on Company’s ability to continue to obtain and expand business from existing customers while also attracting new customers. The Company has a diversified base of customers covering its services and only a single entity customer generated more than 10% of the Company’s total net revenues for the years ended December 31, 2022, 2023 and 2024, respectively.

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

4.    ACQUISITION OF SUBSIDIARIES (CONTINUED)

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

BJ Jianghe Shuzhi, Jianghe Chuangke, Jianghe Industrial and BJ Xunneng (collectively “BJ JiangHeCloud”)

On August 1, 2022, the Company through its subsidiaries, YF WOFE and 21Vianet Saturn, acquired 100% equity interests in BJ JiangHeCloud at a total cash consideration of RMB847,438. Among the consideration, RMB57,500 is refundable if relevant condition set out in the agreements is not achieved. The purpose of the transaction is to establish several new data centers. As BJ JiangHeCloud does not possess all the elements that are necessary to conduct normal operations as a business and had not yet commenced operations, such acquisition is accounted for as an acquisition of assets. As of December 31, 2023 and 2024, as the relevant condition was not met, the RMB57,500 refundable prepayment was included in other non-current assets.

The carrying amount of the net identifiable assets of BJ JiangHeCloud were as follows:

RMB
Net assets acquired:
Cash and cash equivalents	3,325
Other current assets	3,959
Property and equipment, net	306,546
Operating permits (Note 9)	479,989
Land use rights, net (Note 10)	221,556
Other current liabilities	(15,448)
Deferred tax liabilities	(209,989)
Total consideration in cash	789,938

5.    ACCOUNTS AND NOTES RECEIVABLE, NET

Accounts and notes receivable and the allowance for doubtful debt consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Accounts receivable	1,903,458	1,845,205
Notes receivable	873	280
Allowance for doubtful debt	(188,356)	(189,501)
	1,715,975	1,655,984

As of December 31, 2023 and 2024, all accounts and notes receivable were due from third party customers. An analysis of the allowance for doubtful debt was as follows:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Balance at beginning of the year	99,620	134,569	188,356
Additional provision charged to expense	34,949	54,512	106,283
Write-off of accounts receivable	—	(725)	(105,138)
Balance at the end of the year	134,569	188,356	189,501

6.    SHORT-TERM INVESTMENTS

Short-term investments consisted of the following as of December 31, 2023 and 2024:

	As of December 31,
	2023	2024
	RMB	RMB
Aggregate cost basis	354,149	—
Gross unrealized holding gain	2,671	—
Aggregate fair value	356,820	—

As of December 31, 2024, the company had no short-term investments, as the one purchased in Hong Kong from Hang Seng Bank on March 3, 2024, had been redeemed on December 30, 2024.

7.    PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Prepaid expenses (1)	1,344,525	1,269,908
Tax recoverable	907,629	1,322,332
Deposits	33,941	53,950
Loans to third parties	5,787	40,155
Staff advances (2)	2,518	6,489
Interest receivables	532	540
Others	80,409	96,199
	2,375,341	2,789,573
(1)	Prepaid expenses mainly represented the prepayments to Microsoft for the cloud services, the prepayments to telecommunication operators for bandwidth, data centers or cabinets and the prepayments for office expense.
(2)	For the year ended December 31, 2024, the company provided loan to certain senior managers who are not directors or executive officers in the amount of RMB1.8 million. This amount had been fully settled as of March 2025

An analysis of the allowance for doubtful debt in relation to other receivables was as follows:

	For the years ended December 31,
	2023	2024
	RMB	RMB
Balance at beginning of the year	131,624	445,669
Addition	313,993	1,616
Write-off	—	(90,296)
Foreign exchange difference	52	46
Balance at the end of the year	445,669	357,035

8.    PROPERTY AND EQUIPMENT, NET

Property and equipment, including those held under finance leases, consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB
At cost:
Property	2,672,822	4,261,678
Leasehold improvements, renovation and decoration	5,821,394	6,040,445
Data center equipment	8,579,798	10,777,790
Office equipment	93,543	102,991
Motor vehicles	3,937	3,937
	17,171,494	21,186,841
Less: Accumulated depreciation	(6,987,542)	(7,895,831)
	10,183,952	13,291,010
Construction-in-progress	3,444,237	4,529,065
Impairment	(603,796)	(603,440)
Property and equipment, net	13,024,393	17,216,635

See note 2 (p) for details of impairment of property and equipment.

In December 2024, the Company entered into an agreement with a third party, which is also the Company’s customer, to dispose the long-lived assets in one of the Company’s data center. A disposal gain of RMB87,688 was recognized upon the disposal.

Depreciation expense was RMB1,462,550, RMB1,663,932 and RMB1,468,100 for the years ended December 31, 2022, 2023 and 2024, respectively, and were included in the following captions:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Cost of revenues	1,386,800	1,573,970	1,409,442
Sales and marketing expenses	1,029	1,721	1,391
General and administrative expenses	35,715	38,280	30,949
Research and development expenses	39,006	49,961	26,138
	1,462,550	1,663,932	1,468,100

The carrying amounts of the Company’s property and equipment held under finance leases at respective balance sheet dates were as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Property	993,158	1,018,510
Data center equipment	786,913	1,302,597
	1,780,071	2,321,107
Less: Accumulated depreciation	(709,209)	(874,470)
	1,070,862	1,446,637
Construction-in-progress	219,283	—
Impairment	(19,361)	(19,904)
	1,270,784	1,426,733

8.    PROPERTY AND EQUIPMENT, NET (CONTINUED)

Depreciation of property and data center equipment under finance leases was RMB224,140 RMB199,926 and RMB165,262 for the years ended December 31, 2022, 2023 and 2024, respectively.

The carrying amounts of property and equipment pledged by the Company to secure borrowings (Note 14) granted to the Company at the respective balance sheet dates were as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Property	155,239	445,345
Leasehold improvements, renovation and decoration	246,662	128,031
Data center equipment	442,167	258,306
Office equipment	1,829	471
Total	845,897	832,153

9.    INTANGIBLE ASSETS, NET

The following table presented the Company’s intangible assets as of the respective balance sheet dates:

		Radio								Internal
	Purchased	spectrum	Operating	Technology	Customer		Supplier	Trade	Customer	use
	software	license	Permits	Platform	relationships	Licenses	relationships	names	contract	software	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Intangible assets, cost December 31, 2023	233,513	136,825	1,199,210	38,050	257,183	5,772	39,053	116,266	190,141	90,419	2,306,432
Accumulated amortization	(157,081)	(87,145)	(89,226)	(23,739)	(256,888)	(3,812)	(37,299)	(54,742)	(89,002)	(67,020)	(865,954)
Impairment	(802)	(41,959)	—	(14,311)	—	—	—	—	—	—	(57,072)
Intangible assets, net December 31, 2023	75,630	7,721	1,109,984	—	295	1,960	1,754	61,524	101,139	23,399	1,383,406
Intangible assets, cost December 31, 2024	343,836	138,867	1,199,210	38,050	257,183	5,772	39,053	116,266	190,141	102,338	2,430,716
Accumulated amortization	(175,815)	(90,920)	(127,121)	(23,739)	(257,183)	(4,197)	(39,053)	(60,555)	(109,087)	(81,561)	(969,231)
Impairment	(802)	(42,585)	—	(14,311)	—	—	—	—	—	—	(57,698)
Intangible assets, net December 31, 2024	167,219	5,362	1,072,089	—	—	1,575	—	55,711	81,054	20,777	1,403,787

Radio spectrum license represented the spectrum license awarded by the Hong Kong Telecommunication Authority. Operating permits relate to the government authorized high-capacity utilities from the assets acquisitions. Customer relationships relate to the relationships that arose as a result of existing customer agreements acquired and is derived from the estimated net cash flows that are expected to be derived from the expected renewal of these existing customer agreements after subtracting the estimated net cash flows from other contributory assets. Licenses mainly represented the telecommunication service license in relation to virtual private network services. Supplier relationships relate to the relationships that arose as a result of existing bandwidth supply agreements with certain network operators, which were valued using a replacement cost method given the relative ease of replacement. Trade names mainly relate to the trade names of Dermot Holdings Limited and its subsidiaries (collectively referred to as “Dermot Entities”). Customer contract related to existing customer agreements acquired and is derived from the estimated net cash flows that are expected to be derived over the contractual period of the existing customer agreements after subtracting the estimated net cash flows from other contributory assets. Technology platform relates to the platform software from acquisition of iJoy BVI in 2013.

The intangible assets are amortized using the straight-line method, which is the Company’s best estimate of how these assets will be economically consumed over their respective estimated useful lives ranging from 3 to 32 years.

See note 2 (p) for details of impairment of intangible assets.

9.    INTANGIBLE ASSETS, NET (CONTINUED)

Amortization expenses were approximately RMB122,470, RMB128,042 and RMB109,907 for the years ended December 31, 2022, 2023 and 2024, respectively.

The annual estimated amortization expenses for the intangible assets for each of the next five years are as follows:

RMB
2025	121,831
2026	106,375
2027	94,095
2028	86,606
2029	68,155
477,062

10.  LAND USE RIGHTS, NET

Land use rights held by the Company represent operating lease prepayments and are amortized over the remaining term of the respective rights.

	As of December 31,
	2023	2024
	RMB	RMB
Cost	664,272	846,156
Accumulated amortization	(61,769)	(79,943)
Land use rights, net	602,503	766,213

The carrying amounts of land use rights pledged by the Company to secure borrowings (Note 14) granted to the Company at the respective balance sheet dates were as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Land use rights, net	196,195	205,334

Amortization expenses were approximately RMB10,922,RMB16,369 and RMB17,492 for the years ended December 31,2022,2023 and 2024, respectively.

11.  GOODWILL

The changes in the carrying amount of goodwill were as follows:

	For the years ended December 31,
	2023	2024
	RMB	RMB
Balance as of January 1
Goodwill, gross	1,364,191	1,364,191
Accumulated impairment losses	—	(1,364,191)
Goodwill, net	1,364,191	—
Impairment	(1,364,191)	—
Balance as of December 31
Goodwill, gross	1,364,191	1,364,191
Accumulated impairment losses	(1,364,191)	(1,364,191)
Goodwill, net	—	—

Considering the adverse changes in macroeconomic and market conditions in 2023 as well as a sustained decrease in share price, the Company determined that a quantitative assessment was required at December 31, 2023. The Company estimated the fair value of a reporting unit by using income approach, which considered a number of factors, including expected future cash flows and discount rate. Expected future cash flows are dependent on certain key assumptions including forecasted revenue growth rates. Based on the quantitative assessment results, the difference of the reporting unit’s carrying amount over its fair value exceeded the total amount of goodwill as of December 31, 2023. Therefore, the Company recognized impairment of goodwill in its full amount of RMB1,364,191 for the year ended December 31, 2023.

12.  LONG-TERM INVESTMENTS, NET

The Company’s long-term investments consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Equity investments without readily determinable fair values	19,821	30,821
Equity method investments	738,128	718,094
Available-for-sale debt investments	—	45,773
	757,949	794,688

Equity investments without readily determinable fair values

The investment income comprised of dividend income of RMB391, RMB3,270 and RMB691 for the years ended December 31, 2022, 2023 and 2024, respectively.

The Company recorded an impairment loss of long-term investments amounting to nil, RMB9,327 and nil for the years ended December 31, 2022, 2023 and 2024, respectively.

Investment in Hebei Yiyun Yuanjing Big Data Technology Co., Ltd (“Hebei Yiyun”)

In May 2024, the Company through its subsidiary entered into an agreement with Piyun Network Technology Group Co., Ltd to acquire 10% equity interest of Hebei Yiyun for a total cash consideration of RMB49,500 with two instalments. The first instalment of RMB10,000 has been paid in 2024 and the second instalment of the remaining cash consideration would be paid upon both parties’ consent. The investment was classified as equity securities without readily determinable fair values. There is no orderly transaction for an identical or a similar investment in Hebei Yiyun for the year ended December 31, 2024. As of December 31, 2024, the carrying amount of investment in Hebei Yiyun was RMB10,000. No impairment on the investment was recognized for the year ended December 31, 2024.

12.  LONG-TERM INVESTMENTS, NET (CONTINUED)

Equity method investments:

					Increase (decrease)
					during
					the year ended
	As of December 31, 2022				December 31, 2023			As of December 31, 2023
		Share	Impairment	Investments		Share	Distribution/derecognize		Share	Impairment	Investments
	Cost of	equity	of	in equity	Cost of	equity gain	of share equity	Cost of	equity	of	in equity
	investments	loss	investment	investee	investments	(loss)	(gain) loss	investments	gain (loss)	investment	investee
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Jingliang Inter Cloud	6,000	(5,017)	—	983	—	(2)	—	6,000	(5,019)	—	981
Jingliang Century Cloud	4,000	—	—	4,000	—	—	—	4,000	—	—	4,000
ZJK Energy	5,907	(3,800)	—	2,107	—	(45)	—	5,907	(3,845)	—	2,062
WiFire Entities	20,000	(20,000)	—	—	(20,000)	—	20,000	—	—	—	—
Qidi Chengxin	3,930	(333)	—	3,597	—	(119)	—	3,930	(452)	—	3,478
BJ Chaohulian	5,000	(1,505)	(3,495)	—	—	—	—	5,000	(1,505)	(3,495)	—
Dexin Tonglian	3,000	(333)	—	2,667	—	(475)	—	3,000	(808)	—	2,192
SH Edge Interchange*	900	(797)	—	103	—	(103)	—	900	(900)	—	—
Changzhou Gaoxin	210,000	—	—	210,000	488,392	5,107	—	698,392	5,107	—	703,499
Zhuhai Private	—	—	—	—	23,000	(1,084)	—	23,000	(1,084)	—	21,916
	258,737	(31,785)	(3,495)	223,457	491,392	3,279	20,000	750,129	(8,506)	(3,495)	738,128

					Increase (decrease)
					during
					the year ended
	As of December 31, 2023				December 31, 2024			As of December 31, 2024
		Share	Impairment	Investments		Share	Distribution/derecognize		Share	Impairment	Investments
	Cost of	equity	of	in equity	Cost of	equity gain	of share equity	Cost of	equity	of	in equity
	investments	gain (loss)	investment	investee	investments	(loss)	(gain)loss	investments	gain (loss)	investment	investee
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Jingliang Inter Cloud	6,000	(5,019)	—	981	—	(67)	(914)	—	—	—	—
Jingliang Century Cloud	4,000	—	—	4,000	—	(439)	(3,561)	—	—	—	—
ZJK Energy	5,907	(3,845)	—	2,062	—	728	—	5,907	(3,117)	—	2,790
Qidi Chengxin	3,930	(452)	—	3,478	—	(24)	(3,454)	—	—	—	—
BJ Chaohulian	5,000	(1,505)	(3,495)	—	—	—	—	5,000	(1,505)	(3,495)	—
Dexin Tonglian	3,000	(808)	—	2,192	—	(27)	—	3,000	(835)	—	2,165
SH Edge Interchange*	900	(900)	—	—	1,100	—	(1,100)	—	—	—	—
Changzhou Gaoxin	698,392	5,107	—	703,499	—	9,640	—	698,392	14,747	—	713,139
Zhuhai Private	23,000	(1,084)	—	21,916	—	(1,841)	(20,075)	—	—	—	—
BJ Xingshulian	—	—	—	—	3	(3)	—	3	(3)	—	—
	750,129	(8,506)	(3,495)	738,128	1,103	7,967	(29,104)	751,232	(29,643)	(3,495)	718,094
*	“SH Edge Interchange” represents Shanghai Edge Cloud Interchange Technology Co., Ltd.

In January 2018, the Company through its subsidiary, VNET Beijing, and a third company jointly set up Beijing Jingliang Interconnected Cloud Technology Inc. (“Jingliang Inter Cloud”) and Jingliang Century Cloud Technology Inc. (“Jingliang Century Cloud”). The Company injected capital of RMB6,000 and RMB4,000 and the Company held 60% and 40% of equity interest in Jingliang Inter Cloud and Jingliang Century Cloud, respectively. Based on the article of association, the Company cannot exercise control over relevant activities of the investee, but it has the ability to exercise significant influence over Jingliang Inter Cloud’s operation and financial decisions. As of December 31, 2024, both companies have been dissolved.

In December 2019, the Company through its subsidiary, VNET Beijing, and a third company jointly set up Chengdu Qidi Chengxin Education Limited (“Qidi Chengxin”). The Company injected capital of RMB3,930 and held 59% of equity interest in Qidi Chengxin. Based on the article of association, the Company cannot exercise control over relevant activities of the investee, but it has the ability to exercise significant influence over operation and financial decisions. As of December 31, 2024, the company has been dissolved.

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

12.  LONG-TERM INVESTMENTS, NET (CONTINUED)

Equity method investments (continued):

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

In February 2023, the Company through its subsidiary, SH Shilian, and Zhuhai VNET Enterprise Management Partnership (Limited Partnership), an entity controlled by the founder of the Company, jointly set up Zhuhai VNET Private Equity Fund Management Co., Ltd. (“Zhuhai Private”). The Company injected capital of RMB23,000 and held 40% of equity interest in Zhuhai Private. Based on the article of association, the Company cannot exercise control over relevant activities of the investee, but it has the ability to exercise significant influence over operation and financial decisions. In September 2024, the Company received the returned capital of RMB20,075. On October 17, 2024, the dissolution was completed and the disposal loss was RMB1,842, which was recognized in October 2024.

In September 2024, the Company through its subsidiary, SH Shilian, and a third party jointly set up Beijing Xingshulian Technology Development Co., Ltd. (“BJ Xingshulian”). The Company injected capital of RMB3 and hold 40% of equity interest in BJ Xingshulian. Based on the article of association, the Company cannot exercise control over relevant activities of the investee, but it has the ability to exercise significant influence over operation and financial decisions.

Available-for-sale debt investments:

Investment in Matrix Intelligence Limited (“Matrix”)

In May 2024, the Company through its subsidiary entered into an investment agreement with Matrix to acquire 988,116 Series Pre-A Preferred Shares, which represented 4.76% equity interest of Matrix on an as-converted and fully-diluted basis, for a cash consideration of US $6,000 (equivalent to RMB42,661). The investment was classified as available-for-sale debt investments because the investment contains substantive liquidation preference and redemption provision and is redeemable at the option of the investor. The Company recorded the investment at fair value. Unrealized gain of RMB3,084, net of nil income taxes were recorded in other comprehensive income for the year ended December 31, 2024.

13.  OTHER NON-CURRENT ASSETS

As of December 31, 2023 and 2024, other non-current assets included prepayment for acquisition of datacenters and purchase of property and equipment.

14.  BORROWINGS

Borrowings were as follows as of the respective balance sheet dates:

	As of December 31,
	2023	2024
	RMB	RMB
Short term bank borrowings	30,000	589,000
Long-term bank borrowings, current portion	334,511	615,015
Other long-term borrowings, current portion	388,814	805,175
	753,325	2,009,190
Long-term bank borrowings, non-current portion	4,170,981	6,082,964
Other long-term borrowings, non-current portion	942,540	1,684,426
Total borrowings	5,866,846	9,776,580

The short-term bank borrowings outstanding as of December 31, 2023 and 2024 bore a weighted average interest rate of 3.65% and 4.35% per annum, respectively.

The long-term borrowings (including current portion) outstanding as of December 31, 2023 and 2024 bore a weighted average interest rate of 4.97% and 4.53% per annum, respectively, and were denominated in RMB. These loans were obtained from financial institutions located in the PRC.

As of December 31, 2023 and 2024, unused loan facilities for bank and other borrowings amounted to RMB2,811,123 and RMB4,038,927, respectively.

Borrowings as of December 31, 2023 and 2024 were secured by the following:

December 31, 2023

Short-term borrowings	Secured by
(RMB)
30,000	Unsecured borrowing.

Long-term borrowings (including current portion)	Secured by
(RMB)
2,180,490	Secured by a subsidiary’s share.
3,101,522	Secured by property and equipment and land-use right with net book value of RMB845,897 and RMB196,195, respectively (Note 8/Note 10), and a subsidiary’s share
554,834	Unsecured borrowing.
5,836,846

December 31, 2024

Short-term borrowings	Secured by
(RMB)
589,000	Unsecured borrowing.

Long-term borrowings (including current portion)	Secured by
(RMB)
2,988,344	Secured by a subsidiary’s share.
5,124,656	Secured by property and equipment and land-use right with net book value of RMB832,153 and RMB205,334, respectively (Note 8/Note 10), and a subsidiary’s share.
1,074,580	Unsecured borrowing.
9,187,580

14.  BORROWINGS (CONTINUED)

The following table summarizes the aggregate required repayments of the principal amounts of the Company’s short-term borrowings and long-term borrowings, including bank and other borrowings in the succeeding five years and thereafter:

RMB
For the years ending December 31,
2025	2,114,777
2026	1,610,519
2027	1,154,563
2028	1,048,420
2029	924,284
2030 and thereafter	3,155,187

15.  ACCRUED EXPENSES AND OTHER PAYABLES

The components of accrued expenses and other payables were as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Payables for purchase of property, equipment and software	1,431,547	2,372,569
Payroll and welfare payables	477,367	471,262
Consideration due to the original shareholders of BJ TenxCloud (1)	229,323	229,323
Liability classified share-based payments (1)	149,612	149,612
Accrued service fees	126,001	109,902
Payables for office supplies and utilities	105,871	121,398
Payables for acquisitions and long-term investments	99,340	50,017
Value-added tax and other taxes payable	35,391	48,652
Interest payables	77,168	2,578
Others	51,482	62,924
	2,783,102	3,618,237
(1)	On July 15, 2021, the Company acquired 100% of the equity interests in BJ TenxCloud from third party selling shareholders. The balance of consideration due to original shareholders represented the amounts the selling shareholders claimed according to the acquisition agreement.

In addition, the Company is obligated to issue variable numbers of the shares of the Company or its subsidiary to certain selling shareholders who will remain as the employees of BJ TenxCloud, determinable based on achievements of the financial and operational targets by BJ TenxCloud during various post-acquisition periods. As such share-base payments will be forfeited if these employees cease their employments with the Company, the Company recognized these payments as compensation costs over the requisite service periods. The Company classified the share-based payments as liability classified share-based payments.

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

	As of December 31,
	2023	2024
Weighted average remaining lease term:
Operating lease	9.7 years	9.7 years
Finance lease	18.7 years	14.4 years

Weighted average discount rate:
Operating lease	7.59%	7.20%
Finance lease	10.04%	8.20%

Lease cost for finance leases capitalized were immaterial for the years ended December 31, 2022, 2023 and 2024.

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Lease cost
Finance lease cost:
Depreciation	224,140	199,926	165,262
Interest expenses	104,088	90,679	93,264
Operating lease cost	691,197	749,800	870,196
Total lease cost	1,019,425	1,040,405	1,128,722

Short-term lease cost and variable lease cost for operating leases and finance leases were immaterial for the years ended December 31, 2022, 2023 and 2024.

Other information related to leases was as follows:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash payments for operating leases	635,615	796,541	847,908
Financing cash payments for finance leases	231,046	210,902	102,646
Operating cash payments for finance leases	104,088	90,679	93,264

16.  LEASES (CONTINUED)

Future lease payments under operating leases and finance leases as of December 31, 2024 were as follows:

	Operating Leases	Finance Leases
	RMB	RMB
2025	930,138	246,033
2026	835,798	297,734
2027	689,972	287,945
2028	663,968	282,688
2029	638,664	216,691
2030 and thereafter	2,923,121	1,661,412
Total future lease payments	6,681,661	2,992,503
Less: Imputed interest	(2,002,550)	(1,251,895)
Present value of future lease payments*	4,679,111	1,740,608
*

Present value of future operating lease payments consisted of current portion of operating lease liabilities and non-current portion of operating lease liabilities, amounting to RMB899,818 and RMB3,779,293 for the year ended December 31, 2024, respectively.

Present value of future finance lease payments consisted of current portion of finance lease liabilities and non-current portion of finance lease liabilities, amounting to RMB208,299 and RMB1,532,309 for the year ended December 31, 2024, respectively.

17.  CONVERTIBLE PROMISSORY NOTES

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

17.  CONVERTIBLE PROMISSORY NOTES (CONTINUED)

2025 Convertible Notes (continued)

During the years ended December 31, 2020 and 2021, Purchasers of the 2025 Convertible Notes exercised the right to convert 23,710,140 and 42,401,010 newly issued Class A ordinary shares at the conversion price of US$12 per ADS. Upon conversion, the fair value of converted portion was RMB720,547 and RMB1,639,806, respectively. Issuance costs was approximately RMB2,939 and nil, respectively, which were credited to capital accounts with the changes in the fair value up to the conversion date recorded in earning. No conversion rights were exercised by the Purchasers for the years ended December 31, 2022, 2023 and 2024.

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

The interest expense on the convertible promissory was recorded based on the stated rate of 2% in the interest expense within the consolidated statements of operations. For the years ended December 31, 2022 and 2023, the interest expense was RMB9,147 and RMB4,471, respectively.

The changes in fair value gain of convertible promissory notes of RMB22,626 and RMB21,816 were recognized in the changes in the fair value of financial instruments in the consolidated statement of operations for the years ended December 31, 2022 and 2023, respectively.

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

17.  CONVERTIBLE PROMISSORY NOTES (CONTINUED)

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

The gross proceeds from issuance of the 2026 Convertible Notes were US$600,000. Debt issuance costs including underwriting commissions and offering expenses were approximately US$13,841, which were presented as deduction from liability and amortized into interest expense over the remaining period of 5 years. As of December 31, 2023, the net carrying amount of the 2026 Convertible Notes was RMB4,208,495. For the years ended December 31, 2022, 2023 and 2024, no coupon interest expense was recognized. The amortization of issuance costs was RMB18,525 and RMB19,499 for the years ended December 31, 2022 and 2023, respectively. The effective interest rate was 0.47% for the years ended December 31, 2022 and 2023.

In January 2024, the Company received notices from the holders of the 2026 Convertible Notes, requiring the Company to redeem the 2026 Convertible Notes at 100% of the principal amount. The Company repurchased all of the outstanding 2026 Convertible Notes with principal amount of of US$600,000 (equivalent to RMB4,262,340) in February 2024. The loss on debt extinguishment of RMB41,261 was recorded in interest expenses for the year ended December 31, 2024.

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

If the Company declares or pays a dividend or distribution (whether in cash, property or any other form) on the ordinary shares, the Company shall simultaneously pay the holder in the same form and manner on a pro rata basis with the ordinary shares determined on an as-converted basis assuming that the 2027 Convertible Notes had been fully converted at the option of the holder pursuant to below conversion term as of the date immediately prior to the record date of the applicable dividend (or if no record date is fixed, the date as of which the record holders of ordinary shares entitled to such dividends are to be determined) (except in the case of a distribution in kind that consists solely of ordinary shares and/or ADSs, in which case the holder shall not be entitled to participate but the conversion price shall be adjusted pursuant to the below concerion term).

17.  CONVERTIBLE PROMISSORY NOTES (CONTINUED)

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

The gross proceeds from issuance of the 2027 Convertible Notes were US$250,000. Debt issuance costs were approximately US$162, which were presented as deduction from liability and amortized into interest expense over the remaining period of 5 years. As of December 31, 2023, the net carrying amount of the 2027 Convertible Notes was RMB1,769,946. For the years ended December 31, 2022 and 2023, the coupon interest expense was RMB30,498 and RMB35,234, respectively. The effective interest rate was both 2.02% for the years ended December 31, 2022 and 2023.

The redemption feature is required to be bifurcated as a separate unit of liability account and measured at fair value as it is not clearly and closely related to the debt host contract. After the bifurcation, the 2027 Convertible Notes was accounted for using amortized cost method. The fair value of the redemption feature was immaterial initially and subsequently at December 31, 2022. As of December 31, 2023, the fair value of the bifurcated redemption feature was RMB188,706 and was recored as derivative liablitiy in the consolidated balance sheet. The changes in fair value of derivative liability was recognized in the changes in the fair value of financial instruments in the consolidated statement of operations for the year ended December 31, 2023.

On August 20, 2024, the holders entered into an agreement with the Company to consent the cancellation of the redemption right solely due to any fundamental change caused by the Strategic Investment from Success Flow International InvestmentLimited (“Success Flow”) and Choice Faith Group Holdings Limited (“Choice Faith”), both of which are beneficially owned by Shandong Hi-Speed HoldingsGroup Limited (“SDHG”, 00412.HK). And the Company shall pay the consent fee of an aggregate amount equal to US$37.5 million to the holders on the earlier of January 6, 2027 and the date on which the principal amount of the 2027 Convertible Notes become due and payable in accordance with the terms and conditions of the 2027 Convertible Notes.

17.  CONVERTIBLE PROMISSORY NOTES (CONTINUED)

2027 Convertible Notes (continued)

Immediately prior to the above amendments, the net carrying amount of the 2027 Convertible Notes was RMB1,782,521, the related interest payables was RMB90,671 and the fair value of the bifurcated redemption feature, which was recorded as a derivative liability, was RMB57,060.

The coupon interest expense was RMB22,594 for the year ended December 31, 2024 (prior to the amendments). The effective interest rate was 2.02% for the year ended December 31, 2024 (prior to the amendment). The changes in fair value of derivative liability was recognized as a gain in the changes in the fair value of financial instruments of RMB132,538 in the consolidated statement of operations for the year ended December 31, 2024 (prior to the amendment).

The Company assessed the above amendments to the terms of the 2027 Convertible Notes as an extinguishment of debt based on a qualitative and quantitative evaluation of the amendment.

Upon the extinguishment, the 2027 Convertible Notes, the related interest payables and the derivative liability were derecognized and a gain on debt extinguishment of RMB246,175 was recognized in the consolidated statement of operations for the year ended December 31, 2024. The Company elected to account for the 2027 Convertble Notes at fair value as a whole subsequently to improve transparency of the financial statements, with the interest expenses presented within the changes in fair value of financial instruments.

As of December 31, 2024, the fair value of the 2027 Convertible Notes was RMB1,897,738. The fair value change was RMB199,408, including a loss of RMB213,418 recorded in the changes in the fair value of financial instruments and a gain of RMB14,243 recorded in the other comprehensive income as changes in fair value due to instrument-specific credit risks. The fair value of the 2027 Convertible Notes exceeds the aggregate unpaid principal balance in an amount of RMB100,638 as of December 31, 2024.

18.  DEFERRED GOVERNMENT GRANTS

During the years ended December 31, 2022, 2023 and 2024, the Company received RMB5,000, RMB155,333 and RMB140,881 government grants respectively from the relevant government authorities for the use in construction of property and equipment. These grants are initially deferred and subsequently recognized in the consolidated statements of operations when the Company has complied with the conditions or performance obligations attached to the related government grants, such as completion of the construction of relevant property and equipment, and the grants are no longer refundable. Grants that subsidize the construction cost of property and equipment are amortized over the life of the related assets as a reduction of the associated depreciation expense.

Movements of deferred government grants were as follows:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Balance at beginning of the year	4,368	6,318	153,174
Additions	5,000	155,333	140,881
Recognized as a reduction of depreciation expense	(3,050)	(8,477)	(13,504)
Balance at end of the year	6,318	153,174	280,551

19.  EMPLOYEE CONTRIBUTION PLAN

As stipulated by the regulations of the PRC, full-time employees of the Company in the PRC participate in a government-mandated multiemployer defined contribution plan organized by municipal and provincial governments. Under the plan, certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Company is required to make contributions to the plan based on certain percentages of employees’ salaries. The total expenses for the plan were RMB191,914, RMB208,556 and RMB183,210 for the years ended December 31, 2022, 2023 and 2024, respectively.

20.  SHARE-BASED COMPENSATION

(a)	Option granted to employees

In order to provide additional incentives to employees and to promote the success of the Company’s business, the Company adopted a share incentive plan in 2010 (the “2010 Plan”). Under the 2010 Plan, the Company may grant options and RSUs to its employees, directors and consultants to purchase an aggregate of no more than 39,272,595 ordinary shares of the Company. The 2010 Plan was approved by the Board of Directors and shareholders of the Company on July 16, 2010. The 2010 Plan is administered by the Board of Directors or the Compensation Committee of the Board as set forth in the 2010 Plan (the “Plan Administrator”). All share options to be granted under the 2010 Plan have a contractual term of ten years and generally vest over 3 to 4 years.

In order to further promote the success and enhance the value, the Company adopted a share incentive plan in 2014 (the “2014 Plan”). Under the 2014 Plan, the Company may issue an aggregate of no more than 20,461,380 shares (“Maximum Number”) and such Maximum Number should be automatically increased by a number that is equal to 15% of the number of new shares issued by the Company from time to time. The maximum aggregate number of ordinary shares to be issued under 2014 Plan was subsequently amended to 39,606,817, as approved by the Board of Directors and shareholders of the Company on October 30, 2015. All share options, restricted shares and restricted share units to be granted under the 2014 Plan have a contractual term of ten years and generally vest over 3 to 4 years.

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

20.  SHARE-BASED COMPENSATION (CONTINUED)

(a)	Option granted to employees (continued)

The following table summarized the Company’s employee share option activity under the 2010 Plan:

			Weighted
		Weighted	average
		average	remaining	Aggregate
	Number of	exercise	contractual	intrinsic
	options	price	term	value
		(US$)	(Years)	(US$)
Outstanding, January 1, 2024	359,202	0.17	1.00	—
Exercised	—	—	—	—
Outstanding, December 31, 2024	359,202	0.17	1.96	222
Vested as of December 31, 2024	359,202	0.17	1.96	222
Exercisable as of December 31, 2024	359,202	0.17	1.96	222

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the fair value of the underlying stock at each reporting date, for those awards that have an exercise price below the estimated fair value of the Company’s shares.

In 2024, the Company modified the outstanding options’ contractual term from 10 years to 12 years. The incremental compensation cost resulting from the modification was not material for the year ended December 31, 2024.

As of December 31, 2023, the Company had options outstanding to purchase an aggregate of 359,202 shares with an exercise price below the fair value of the Company’s shares, resulting in an aggregate intrinsic value of RMB1,620 (US$222).

The total fair value of share options exercised during the years ended December 31, 2022, 2023 and 2024 was US$4, nil and nil, respectively. The aggregate intrinsic value of options exercised during the years ended December 31, 2022, 2023 and 2024 was US$2, nil and nil, respectively.

(b)Shares granted to management and employees

The Company granted 866,716, 20,550 and 7,734,635 RSUs, each representing six Class A ordinary shares, in 2022, 2023 and 2024, respectively, with performance conditions whereby a predetermined number will vest upon the annual performance review in accordance with predetermined performance targets for the grantees over a one or four-year period. To the extent that the Company considered the performance targets were probable of achievement, the Company recognized related compensation expenses using the accelerated recognition method to reflect the graded vesting attribution.

The Company granted 22,000, nil and nil RSUs in 2022, 2023 and 2024, respectively, with performance conditions whereby a predetermined number will vest upon with the achievement of predetermined operation performance targets for the Company. To the extent that the Company considered the performance targets were probable of achievement, the Company recognized the related compensation expenses using the accelerated recognition method.

20.  SHARE-BASED COMPENSATION (CONTINUED)

(b)Shares granted to management (continued)

The Company granted 13,825,592 RSUs in 2024, which generally vest over a two to four-year service period.

The following table summarized the Company’s RSUs activity under the 2014 and 2020 Plans:

		Weighted	Weighted
		average	average	Aggregate
	Number of	grant date	remaining	intrinsic
	RSUs	fair value	contractual life	value
		(US$)	(Years)	(US$)
Unvested, January 1, 2024	2,579,806	8.07	6.6	—
Granted	13,825,592	2.00	—	—
Vested	(11,355,582)	2.03	—	—
Forfeited	(137,349)	6.32	—	—
Unvested, December 31, 2024	4,912,467	4.99	2.3	23,285

Share-based compensation expenses for RSUs are measured based on the closing fair market value of the Company’s ADS on the date of grant. The aggregate fair value of the unvested RSUs as of December 31, 2024 was RMB169,964 (US$23,285). The weighted average grant date fair value of RSUs granted during the years ended December 31, 2022, 2023 and 2024 was US$5.48, US$2.96 and US$2.00, respectively. The total fair value of RSUs vested during the years ended December 31, 2022, 2023 and 2024 was US$6,883, US$2,557 and US$19,833, respectively.

As of December 31, 2024, there was RMB54,579 of unrecognized share-based compensation expenses related to RSUs which is expected to be recognized over a weighted average vesting period of 1.9 years. Total unrecognized share-based compensation expenses may be adjusted for future changes when actual forfeitures incurred.

In February 2024, the Board of Directors approved to convert the accrued cash bonus to certain employees for certain RSUs at the price of US$0.43 per share calculated by the 90 days average share price before the conversion. The RSUs were vested immediately. The share-based compensation expenses relating to bonus conversion was RMB23,566 during the years ended December 31, 2024.

Total share-based compensation expenses rel ating to share options and RSUs granted to employees recognized for the years ended December 31, 2022, 2023 and 2024 were as follows:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Cost of revenues	563	—	4,886
Sales and marketing expenses	17,794	3,141	20,048
General and administrative expenses	85,508	28,883	118,374
Research and development expenses	14,305	3,272	5,249
	118,170	35,296	148,557

21.  TAXATION

Enterprise income tax (“EIT”)

Cayman Islands

The Company is incorporated in the Cayman Islands and conducts its primary business operations through the subsidiaries and VIEs. Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain arising in Cayman Islands.

British Virgin Islands

Subsidiaries in British Virgin Islands are not subject to tax on income or capital gains under the current laws of the British Virgin Islands. Additionally, upon payments of dividends by the Company to its shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong S.A.R.

Subsidiaries in Hong Kong S.A.R. are subject to Hong Kong profits tax rate of 16.5% for the years ended December 31, 2022, 2023 and 2024. A two-tiered profits tax rates regime was introduced in 2018 under which the first HK$2 million of assessable profits earned by an eligible company will be taxed at 8.25% and the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. Additionally, upon payments of dividends by the Company to its shareholders, no HK withholding tax will be imposed.

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

Chinese Taiwan

DYX Taiwan branch is incorporated in Chinese Taiwan and is subject to Chinese Taiwan profits tax rate of 20% for the years ended December 31, 2022, 2023 and 2024.

Chinese Mainland

The Company’s subsidiaries incorporated in Chinese Mainland are subject to the statutory rate of 25% on the taxable income in accordance with the Enterprise Income Tax Law (The “EIT Law”), which was effective since January 1, 2008, except for certain entities eligible for preferential tax rates.

Dividends, interests, rent or royalties payable by the Company’s Chinese Mainland subsidiaries, to non-Chinese Mainland resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% withholding tax, unless the respective non-PRC resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax.

VNET Beijing was qualified for a High and New Technology Enterprise (“HNTE”) since 2008 and is eligible for a 15% preferential tax rate. In October 2014, VNET Beijing obtained a new certificate and reapplied the certificate in October 2017, 2020 and 2023, with a validity term of three years. In accordance with the PRC Income Tax Laws, an enterprise awarded with the HNTE certificate may enjoy a reduced EIT rate of 15%. For the years ended December 31, 2022, 2023 and 2024, the tax rate for VNET Beijing was 15%, 15% and 15%, respectively.

21.  TAXATION (CONTINUED)

Enterprise income tax (“EIT”) (continued)

Chinese Mainland (continued)

In April 2011, Xi’an Sub, a subsidiary located in Shaanxi Province, was qualified for a preferential tax rate of 15% and started to apply this rate from then on. The preferential tax rate is awarded to companies that are located in West Regions of China which operate in certain encouraged industries. For the years ended December 31, 2022, 2023 and 2024, the tax rate assessed for Xi’an Sub was 15%.

In October 2015, SH Blue Cloud, a subsidiary located in Shanghai, was qualified for a HNTE and became eligible for 15% preferential tax rate. The certificate was reapplied in November 2018, November 2021 and December 2024 with a validity term of three years. Accordingly, for the years ended December 31, 2022, 2023 and 2024, SH Blue Cloud enjoyed a preferential tax rate of 15%.

In November 2016, SZ DYX, a subsidiary located in Guangdong Province, was qualified for a HNTE and became eligible for 15% preferential tax rate effective for three consecutive years and the certificate was reapplied in November 2019 and December 2022 with a validity term of three years. Accordingly, for the years ended December 31, 2022, 2023 and 2024, SZ DYX enjoyed a preferential tax rate of 15%.

In December 2016, BJ TenxCloud, a subsidiary located in Beijing and the Company acquired in July 2021, was qualified for a HNTE and became eligible for 15% preferential tax rate effective for three consecutive years and the certificate was reapplied in December 2019 and December 2022 with a validity term of three years. Accordingly, for the years ended December 31, 2022, 2023 and 2024, BJ TenxCloud enjoyed a preferential tax rate of 15%.

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

(Loss) income before income taxes consisted of:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Non-Chinese Mainland	(421,597)	(331,586)	(39,684)
Chinese Mainland	(206,933)	(2,151,209)	522,336
	(628,530)	(2,482,795)	482,652

21.  TAXATION (CONTINUED)

Enterprise income tax (“EIT”) (continued)

Income tax expenses comprised of:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Current	(115,577)	(157,526)	(247,166)
Deferred	(17,887)	43,152	12,937
	(133,464)	(114,374)	(234,229)

The reconciliation of tax computed by applying the statutory income tax rate of 25% for the years ended December 31, 2022, 2023 and 2024 applicable to the PRC operations to income tax expenses were as follows:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
(Loss) income before income taxes	(628,530)	(2,482,795)	482,652
Income tax (expenses) benefits computed at applicable tax rates (25%)	157,133	620,699	(120,663)
Non-deductible expenses	(72,156)	(700)	(13,564)
Research and development expenses	67,789	65,863	45,882
Preferential rate	(6,163)	(6,140)	19,729
Current and deferred tax rate differences	15,847	11,036	12,957
International rate differences	(75,119)	(101,585)	(45,239)
Tax exempted income	249	2,803	23,413
Foreign investment	(39,224)	(53,617)	(37,905)
Unrecognized tax benefits	(13,674)	(11,283)	(9,393)
Change in valuation allowance	(135,732)	(606,071)	(57,808)
Prior year provision to return true up	(28,949)	(34,759)	(49,853)
Others	(3,465)	(620)	(1,785)
Income tax expenses	(133,464)	(114,374)	(234,229)

21.  TAXATION (CONTINUED)

Deferred Tax

The significant components of deferred taxes were as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Deferred tax assets
Allowance for doubtful debt	125,500	151,507
Impairment of long-lived assets	166,576	167,016
Impairment of long-term investments	4,866	4,866
Accrued expense	39,896	99,066
Tax losses	849,672	722,959
Property and equipment	2,919	60,739
Intangible assets	9,432	7,937
Finance lease	386,327	387,135
Deferred government grant	3,357	—
Operating lease	949,362	1,074,944
Loss picked up on equity method investments	10,558	13,804
Valuation allowance	(955,738)	(952,541)

Total deferred tax assets, net of valuation allowance	1,592,727	1,737,432

Deferred tax liabilities
Intangible assets	405,964	315,308
Property and equipment	172,095	233,369
Capitalized interest expense	49,544	62,582
Finance lease	296,789	289,158
Operating lease	949,362	1,074,944
Investment in a VIE	159,691	189,852

Total non-current deferred tax liabilities	2,033,445	2,165,213

Net deferred tax liabilities	(440,718)	(427,781)
Analysis as:
Deferred tax assets	247,644	306,623
Deferred tax liabilities	688,362	734,404

As of December 31, 2024, the Company has net tax operating losses from its Chinese Mainland subsidiaries and its Consolidated VIEs, as per filed tax returns, of RMB3,416,732, which will expire at various times between 2025 and 2034 and the majority expiring by 2029, if not utilized.

As of December 31, 2024, the undistributed earnings of the Company’s Chinese Mainland subsidiaries and VIEs in which the Company intends to permanently reinvested were RMB2,310,189. Other than these indefinitely reinvested amount, as of December 31, 2024, the Company has recognized deferred tax liabilities amounting to RMB189,852 associated with SH Zhiyan, one of its VIEs.

21.  TAXATION (CONTINUED)

Deferred Tax (continued)

The following table presents the movements of the valuation allowance:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Balance at beginning of year	261,960	397,457	955,738
Addition	135,732	606,071	57,808
Expiration	(235)	(47,790)	(61,005)
Balance at end of year	397,457	955,738	952,541

Unrecognized Tax Benefits

As of December 31, 2023 and 2024, the Company recorded unrecognized tax benefits of RMB98,457 and RMB107,850, respectively.

The unrecognized tax benefits and its related interest are primarily related to non-deductible expenses and accrued expenses. RMB63,273 of the total unrecognized tax benefits, ultimately recognized, will impact the effective tax rate. It is possible that the amount of uncertain tax benefits will change in the next 12 months, however, an estimate of the range of the possible outcomes cannot be made at this time.

A roll-forward of unrecognized tax benefits principal was as follows:

	For the years ended December 31,
	2023	2024
	RMB	RMB
Balance at beginning of year	64,528	64,528
Reversal based on tax positions related to prior years	—	(1,255)
Balance at end of year	64,528	63,273

For the years ended December 31, 2022, 2023 and 2024, the Company recorded interest expense of RMB9,874, RMB11,283 and RMB10,648, respectively. Accumulated interest expense recorded by the Company was RMB33,929 and RMB44,577 as of December 31, 2023 and 2024, respectively. As of December 31, 2024, the tax years ended December 31, 2020 through 2024 for the PRC subsidiaries remain open for statutory examination by the PRC tax authorities.

22.   RELATED PARTY TRANSACTIONS

a)Related parties *

Name of related parties	Relationship with the Company
Shanghai Shibei Hi-Tech Co., Ltd. (“SH Shibei”)	Noncontrolling shareholder of a subsidiary
Shanghai Puping Information Technology Co., Ltd. (“Shanghai Puping”) (1)	A company controlled by minority shareholder of the Company
Beijing Chengyishidai Network Engineering Technology Co., Ltd. (“CYSD”)(3)	Equity investee of the Company before October 16, 2023
Jingliang Interconnected Cloud Technology Co., Ltd. (“Jingliang Inter Cloud”)	Equity investee of the Company
Beijing New Internet Digital Technology Research Institution Limited (“BJ New Internet”)	Equity investee of the Company
Anhui Suzhou Century Broadband Data Technology Co., Ltd. (“SZ Century”) (2)	A company controlled by an equity investee of principal shareholder of the Company from December 1, 2021 to October 31, 2022
SH Edge Interchange	Equity investee of the Company since September 30, 2022
Changzhou Gaoxin	Equity investee of the Company
Sanhe Mingtai Machinery Manufacturing Co., Ltd. (“Sanhe Mingtai”)	Noncontrolling shareholder of a subsidiary since March 1, 2023
Beijing Jiwa Forest System Technology Co., Ltd. (“Beijing Jiwa”)	A company controlled by the founder of the Company since October 1, 2023
*	These are the related parties that have engaged in significant transactions with the Company for the years ended December 31, 2022, 2023 and 2024
(1)	This entity is controlled by Waburg Pincus, a significant minority shareholder of the Company.
(2)

SZ Century was controlled by an equity investee of a principal shareholder of the Company from December 1, 2021. SZ Century ceased to be a related party as the equity interests in SZ Century was disposed by the equity investee of the principal shareholder on October 31, 2022.

(3)

This company was disposed by the Company in September 2017, included in WiFire Entities, and determined by the Company as a related party before the Company disposed the remaining equity interests held in October 2023.

22.   RELATED PARTY TRANSACTIONS (CONTINUED)

b)Other than disclosed elsewhere, the Company had the following significant related party transactions for the years ended December 31, 2022, 2023 and 2024:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Services provided to:
-SZ Century	14,089	—	—
-SH Edge Interchange	651	938	40
-Changzhou Gaoxin	—	—	7,914
-Others	2	—	—

Services provided by:
-CYSD	36,673	31,119	—
-Sanhe Mingtai (1)	—	17,366	28,607
-Beijing Jiwa	—	1,891	—
-Others (3)	513	333	5,546

Loan to:
-Shanghai Puping	—	80,263	40,038
-SH Edge Interchange	500	1,000	—
-Sanhe Mingtai	—	33,785	23,853

Receipt of loan to:
-SH Shibei	—	9,800	—
-Sanhe Mingtai	—	—	28,313

Loan from:
-Changzhou Gaoxin (2)	—	350,000	—

Interest income of loan to:
-SH Shibei	—	(1,321)	—
-SH Edge Interchange	1	32	19

Interest expense of loan from:
-Changzhou Gaoxin	—	13,183	18,219

Interest payment paid to:
-Changzhou Gaoxin	—	7,116	18,725

Lease payment paid to:
-Sanhe Mingtai (1)	—	10,801	41,305
(1)	The Company leased properties for data centers from Sanhe Mingtai. Lease cost and property management fee was RMB23,142 and RMB4,926 for the period from January 1, 2024 to December 31, 2024, respectively. As of December 31, 2024, ROU assets of RMB262,237 and lease liabilities of RMB246,073 were associated with such leases.
(2)	In May 15, 2023, the Company obtained a loan in the amount of RMB350,000 from Changzhou Gaoxin at an interest rate of 6.0% per annum. The interest rate was modified to 3.85% since July 31, 2024. The maturity date of the loan was March 31, 2024, which was subsequently extended to January 31, 2026 with the interest rate of 3.60% per annum.
(3)	In November 2024, the company paid a legal service fee of RMB5.5 million to a legal advisor of Mr. Sheng Chen, the founder, executive chairperson and interim Chief Executive Officer for legal services rendered to enable him establish a stable control structure for the Company.

Except for above related party transactions, Mr. Sheng Chen, the founder, executive chairperson and interim Chief Executive Officer invested in a fund controlled by the Company in an amount of RMB1.0 million in December 2024.

22.   RELATED PARTY TRANSACTIONS (CONTINUED)

c)The Company had the following related party balances as of December 31, 2023 and 2024:

	As of December 31,
	2023	2024
	RMB	RMB
Amounts due from related parties:
Current:
-Shanghai Puping	218,405	258,443
-BJ New Internet	441	441
-SH Edge Interchange	1,533	—
-Sanhe Mingtai	56,833	77,461
-Others	25	15
	277,237	336,360
Amounts due to related parties:
Current:
-Changzhou Gaoxin	356,067	355,561
-Others	13	118
	356,080	355,679

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

In accordance with the PRC Regulations on Enterprises with Foreign Investment and the articles of association of the Company’s PRC subsidiaries, a foreign-invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign-invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. VNET China was established as a foreign-invested enterprise and, therefore, is subject to the above mandated restrictions on distributable profits. As of December 31, 2023, and 2024, the Company’s PRC subsidiaries had appropriated RMB80,615 and RMB107,380, respectively, in its statutory reserves.

As a result of these PRC laws and regulations subject to the limit discussed above that require annual appropriations of 10% of after-tax income to be set aside, prior to payment of dividends as general reserve fund, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. Amounts restricted include paid-in capital, additional paid in capital and statutory reserve funds of the Company’s PRC subsidiaries and the equity of the Consolidated VIEs, as determined pursuant to PRC generally accepted accounting principles, totaling an aggregate of RMB17,543,453 as of December 31, 2024.

24.   (LOSS) EARNING PER SHARE

Basic and diluted (loss) earning per share for each of the years presented were calculated as follows:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Numerator:
Net (loss) income	(761,994)	(2,597,169)	248,423
Net income attributable to noncontrolling interest	(13,958)	(46,667)	(65,223)
Net income attributable to convertible note holders based on their participating rights	—	—	(15,078)
Net (loss) income attributable to the Company	(775,952)	(2,643,836)	168,122
Adjusted net (loss) income attributable to ordinary shareholders - Basic	(775,952)	(2,643,836)	168,122
Reversal of net income attributable to convertible promissory notes	—	—	15,078
Adjust for changes in the fair value of financial instruments	—	—	80,880
Adjust for gain on debt extinguishment	—	—	(246,175)
Adjusted interest for convertible promissory notes	—	—	22,723
Adjusted net (loss) income attributable to ordinary shareholders -Diluted	(775,952)	(2,643,836)	40,628

Denominator:
Weighted average number of shares outstanding—basic	886,817,620	901,143,138	1,593,594,519
Weighted average number of shares outstanding—diluted	886,817,620	901,143,138	1,742,346,367
(Loss) earning per share—basic:	(0.87)	(2.93)	0.11
(Loss) earning per share—diluted:	(0.87)	(2.93)	0.02

Securities that could potentially dilute basic (loss) earning per share in the future that were not included in the computation of diluted (loss) earning per share because to do so would have been antidilutive as of December 31, 2022, 2023 and 2024 were as follow:

	As of December 31,
	2022	2023	2024

Share options	288,339	258,986	—
RSUs	28,151	2,483,079	—
2025 Convertible Notes	34,000,000	—	—
2026 Convertible Notes	66,086,640	66,086,640	—
2027 Convertible Notes	136,363,636	136,363,636	—

25.  SHARE CAPITAL

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

On January 27, 2022, the Company’s board of directors authorized the issuance of 300,000 Series A-1 perpetual convertible preferred shares by re-designation of the authorized but unissued Class A Ordinary Shares. As of December 31, 2024, no Series A-1 perpetual convertible preferred shares have been issued.

On February 15, 2023, the Company’s board of directors approved and authorized the issuance of up to 555,000 newly created Class D ordinary shares to Mr. Sheng Chen by re-designation of the authorized but unissued Class A Ordinary Shares. The Class D ordinary shares will have the same rights as the Company’s Class B ordinary shares except for voting rights. Each Class D ordinary share shall be entitled to 500 votes on all matters submitted to shareholder vote. As of December 31, 2024, no Class D ordinary shares have been issued.

Pursuant to the shareholder resolution adopted on October 5, 2023, the Company’s authorized share capital was increased by creation of an additional 1,500,000,000 Class A ordinary shares.

During the year ended December 31, 2023, 3,252,768 treasury stock was reissued to settle the share options exercised and RSUs vested.

In December 2023, the Company issued 455,296,932 Class A ordinary shares to Success Flow International Investment Limited (“Success Flow”) and 195,127,260 Class A ordinary shares to Choice Faith Group Holdings Limited (“Choice Faith”), for an aggregate cash consideration of RMB2,122,123. Both entities were controlled by Shandong Hi-Speed Holdings Group Limited. The issuance costs for Class A ordinary shares were RMB37,720. In connection with the financing transaction, in November 2023, Mr. Sheng Chen, the Founder and Executive Chairman of the Board of Directors, and his affiliated investment vehicles (together with Mr. Sheng Chen, the “Founder Parties”) entered into a voting and consortium agreement (the “Voting and Consortium Agreement”) with Success Flow and Choice Faith. Pursuant to the Voting and Consortium Agreement, Success Flow shall vote in accordance with any voting instructions provided by the Founder Parties during the period beginning on the earlier of February 29, 2024 or sixty calendar days after the closing date of the investment and ending upon the third anniversary of the closing date of the investment. In December 2023, the Founder Parties entered into a supplemental agreement with the investors, pusuant to which, the period of the Voting and Consortium Agreement was amended to commence upon the later of (i) the expiration or termination of Interim Period and (ii) the occurrence of the Triggering Event. “Interim Period” means the period commencing on the date of closing, being December 28, 2023, and ending on the earlier of (x) February 29, 2024 and (y) termination of the Investment Agreement in accordance the terms thereunder. “Triggering Event” means the entry by the Company of a framework agreement with a third party, pursuant to which the parties agree to enter into a long-term strategic partnership for not less than two years in relation to the low carbon strategy of the Company and/or the expansion of the operations of the Company in Hong Kong S.A.R., Chinese Taiwan and/or other territories outside Chinese Mainland.

During the year ended December 31, 2024, 23,788,254 treasury stock was reissued to settle the RSUs vested.

In February 2024, 34,744,206 Class A ordinary shares were issued to settle the RSUs vested for Mr. Sheng Chen, the founder, executive chairperson and interim Chief Executive Officer.

In November 2024, the Company issued 39,000,000 Class A ordinary shares to its share depositary bank which will be used to settle the restricted share units upon their vesting. No consideration was received by the Company for this issuance of ordinary shares. These ordinary shares are legally issued and outstanding but are treated as escrowed shares for accounting purposes.

26.  FAIR VALUE MEASUREMENTS

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

Assets and liabilities measured at fair value on a recurring basis include short-term investments, derivative financial instrument, 2027 Convertible Notes after the terms amendents on August 20, 2024 and derivative liability. Liabilities measured at amortized cost method include the 2026 Convertible Notes and the 2027 Convertible Notes before the amendents. The fair value of these financial instruments are summarized below:

	Fair value measurement using:
	Quoted prices in	Significant other
	active markets for	observable	Unobservable
	identical assets	inputs	inputs	Fair value at
	(Level 1)	(Level 2)	(Level 3)	December 31, 2023
	RMB	RMB	RMB	RMB
Short-term investments:
- Wealth management product	—	356,820	—	356,820
Assets	—	356,820	—	356,820

Convertible promissory notes
- 2026 Convertible promissory notes	4,196,500	—	—	4,196,500
- 2027 Convertible promissory notes	—	—	1,586,681	1,586,681
Derivative liability	—	—	188,706	188,706
Liabilities	4,196,500	—	1,775,387	5,971,887

	Fair value measurement using:
	Quoted prices in	Significant other
	active markets for	observable	Unobservable
	identical assets	inputs	inputs	Fair value at
	(Level 1)	(Level 2)	(Level 3)	December 31, 2024
	RMB	RMB	RMB	RMB
Available-for-sale debt securities	—	—	45,773	45,773
Derivative financial instrument	—	6,768	—	6,768
Assets	—	6,768	45,773	52,541

Convertible promissory notes
- 2027 Convertible promissory notes	—	—	1,897,738	1,897,738
Liabilities	—	—	1,897,738	1,897,738

26.  FAIR VALUE MEASUREMENTS (CONTINUED)

The 2026 Convertible Notes are classified within Level 1 because they are valued by using quoted market prices.

Short-term investments are valued based on price per unit quoted by financial institution and are classified within Level 2 of the fair value hierarchy.

The Foreign currency exchange option is classified within Level 2 and is measured using Black-Scholes model that involves several parameters including the USD/CNY spot exchange rate, the interest rate of CNY and USD and the USD/CNY foreign currency exchange option implied volatility.

The 2027 Convertible Notes, derivative liability and available-for-sale debt securities are classified within Level 3. The fair value of 2027 Convertible Notes is measured using binomial tree pricing model that involves several parameters including the Company’s stock price, stock price volatility determined from the Company’s historical stock prices, the remaining maturity term and the discount rate.

The assumptions are inherently uncertain and subjective. Changes in any unobservable inputs may have a significant impact on the fair value of 2027 Convertible Notes.

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

	As of December 31	As of August 20,
	2023	2024
Volatility	90.00%	95.00%
Discount rate	14.65%	13.70%
Risk-free interest rate	3.99%	3.89%
Probability of triggering events	15.00%	5.00%

The assumptions are inherently uncertain and subjective. Changes in any unobservable inputs may have a significant impact on the fair value of derivative liability.

The fair value of available-for-sale debt securities is measured using market approch that involves several parameters including the price-to-sales multipier and discount for lack of marketability (“DLOM”). The fair value of available-for-sale debt securities as of December 31, 2024 were estimated with the following key assumptions:

As of December 31
2024
Price-to-sales multipier	20.87%
DLOM	20.00%

The assumptions are inherently uncertain and subjective. Changes in any unobservable inputs may have a significant impact on the fair value of available-for-sale debt securities.

The Company measures equity investments elected to use the measurement alternative at fair value on a nonrecurring basis, in the cases of an impairment charge is recognized, fair value of an investment is remeasured in an acquisition/a disposal, and an orderly transaction for identical or similar investments of the same issuer was identified.

26.  FAIR VALUE MEASUREMENTS (CONTINUED)

The following tables presented a reconciliation of all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3):

2025 Convertible Notes
RMB
Fair value at December 31, 2022	537,778
Changes in fair value	(21,816)
Settlement	(527,089)
Foreign exchange loss	11,127
Fair value at December 31, 2023	—

2027 Convertible Notes
RMB
Fair value at August 20, 2024	1,683,270
Changes in fair value through the earnings	213,418
Changes in fair value due to instrument-specific credit risk in other comprehensive income	(14,243)
Foreign currency translation adjustment	15,293
Fair value at December 31, 2024	1,897,738

Derivative liability
RMB

Fair value at December 31, 2022	—
Changes in fair value	187,746
Foreign exchange loss	960
Fair value at December 31, 2023	188,706
Changes in fair value	(132,538)
Foreign exchange loss	892
Fair value immediately prior to the extinguishment	57,060

Available-for-sale debt securities
RMB
Fair value at initial measurement	42,661
Changes in fair value recorded as unrealized gain in other comprehensive income	3,084
Foreign exchange loss	28
Fair value at December 31, 2024	45,773

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

27.  COMMITMENTS AND CONTINGENCIES

Capital commitments

As of December 31, 2024, the Company has the following commitments to purchase certain data center equipment and construction-in-progress:

RMB
For the year ending December 31,
2025	3,782,036
2026	430,577
2027	5,976
2028	7,417
2029	376
2030 and thereafter	—
4,226,382

Bandwidth and cabinet capacity purchase commitments

As of December 31, 2024, the Company has outstanding purchase commitments in relation to bandwidth and cabinet capacity consisting of the following:

RMB
For the year ending December 31,
2025	781,071
2026	283,591
2027	164,957
2028	128,518
2029	1,717
2030 and thereafter	1,463
1,361,317

Income Taxes

As of December 31, 2024, the Company has recognized an accrual of RMB107,850 for unrecognized tax benefits and its interest (Note 21). The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of status of limitation. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties.

Securities Litigation

In January 2024, the Company and certain of its current and former executive officers were named as defendants in a putative securities class action lawsuit filed in the United States District Court for the Southern District of New York. The complaint alleges that the Company made materially false and/or misleading statements and/or failed to disclose certain material information concerning the founder, executive chairperson and interim Chief Executive Officer, Mr. Sheng Chen’s financing activities and the related impact on the Company’s business operations in violation of the U.S. securities laws. Motion-to-dismiss briefing for the amended complaint was completed on October 3, 2024 and a decision remains pending. At the date of issue of the consolidated financial statements, the Company is unable to predict the outcome of the lawsuit, or reasonably estimate a range of possible losses, if any, given the early stage of this lawsuit. Therefore, no contingent liability has been recorded by the Company as of December 31, 2024.

Operating Litigation

In the ordinary course of business, the Company may from time to time be involved in legal proceedings and litigations. As of December 31, 2024, the Company did not consider an unfavorable outcome in any material respects in the outstanding legal proceedings and litigations to be probable.

28.  PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

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

Condesed balance sheets

	As of December 31,
	2023	2024
	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	30	539
Prepaid expenses and other current assets	192,953	191,548
Total current assets	192,983	192,087

Non-current assets:
Investments in subsidiaries	13,352,240	9,335,836
Total non-current assets	13,352,240	9,335,836
Total assets	13,545,223	9,527,923
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	137,826	65,499
Account payables	57	58
Convertible promissory notes	4,208,495	—
Amounts due to subsidiaries	1,225,778	1,198,728
Total current liabilities	5,572,156	1,264,285

Non-current liabilities:
Convertible promissory notes	1,769,946	1,897,738
Derivative liability	188,706	—
Total non-current liabilities	1,958,652	1,897,738
Total liabilities	7,530,808	3,162,023
Shareholders’ equity:
Class A ordinary shares	103	108
Class B ordinary shares	4	4
Class C ordinary shares	—	—
Additional paid-in capital	17,291,312	17,298,692
Accumulated other comprehensive loss	(14,343)	(18,504)
Accumulated deficit	(10,935,708)	(10,752,508)
Treasury stock	(326,953)	(161,892)
Total shareholders’ equity	6,014,415	6,365,900
Total liabilities and shareholders’ equity	13,545,223	9,527,923

28.  PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

Conensed statements of operations

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Operating expenses
General and administrative expenses	(36,219)	(24,663)	(35,331)
Operating loss	(36,219)	(24,663)	(35,331)
Other loss	(247,083)	(94,452)	(100,547)
Changes in the fair value of financial instruments	22,626	(165,930)	(74,112)
Share of (losses) profits from subsidiaries and consolidated VIEs	(515,276)	(2,358,791)	393,190
Net (loss) income	(775,952)	(2,643,836)	183,200

Condensed statements of comprehensive (loss) income

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Net (loss) income	(775,952)	(2,643,836)	183,200
Other comprehensive (loss) income, net of tax of nil
Foreign currency translation adjustments, net of tax of nil	101,465	(25,365)	(21,488)
Changes in fair value due to instrument-specific credit risk	—	—	14,243
Unrealized gain for available-for-sale debt securities	—	—	3,084
Other comprehensive income (loss), net of tax of nil	101,465	(25,365)	(4,161)
Comprehensive (loss) income	(674,487)	(2,669,201)	179,039

Condensed statements of cash flows

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Net cash (used in) generated from operating activities	(14,927)	29,940	23,174
Net cash used in investing activities	(1,670,058)	(37,571)	(22,665)
Net cash generated from financing activities	1,592,627	—	—
Net (decrease) increase in cash and cash equivalents	(92,358)	(7,631)	509
Cash and cash equivalents at beginning of the year	100,019	7,661	30
Cash and cash equivalents at end of the year	7,661	30	539

29. SUBSEQUENT EVENTS

Investment in Hebei Yiyun

In January 2025, the Company entered into an equity purchase agreement with third parties (the “Sellers”) to acquire 100% of the shares of HLA Data Ltd., through which the Company obtained 51% equity interest of Yiyun Hongtu (Shanghai) Big Data Technology Co., Ltd. (Yiyun Hongtu), for either a cash consideration of RMB266.7 million or a share consideration of 67,654,188 the Company’s ordinary shares at the option of the Company, which is referred as Initial Purchase Price. The Initial Purchase Price should be paid prior to June 30, 2025.

The equity purchase agreement also prescribed two put options of the Sellers:

(1)	The Sellers have the option to sell all or partial of their remaining share interests in Yiyun Hongtu at the price calculated based on 10 times of the Hebei Yiyun’s (a subsidiary of Yiyun Hongtu) EBITDA with adjustments of certain other assets and liabilities, which is referred as the Second Transaction Price. The option is exercisable from June 30, 2026 to June 30, 2030 or from the date when the Hebei Yiyun meets a specific operation target specified in the equity purchase agreement, if earlier.
(2)	The Sellers have the option to sell all the remaining share interests in Yiyun Hongtu, at the price of RMB218.3 million deducting the Second Transaction Price paid if the option (1) was exercised, which is referred as the Third Transaction Price. The option is exercisable from January 1, 2028 to June 30, 2030.

The Company is still assessing the accounting impact of the transaction.

2030 Convertible Notes issuance

In March 2025, the Company issued US$430 million in aggregate principal amount of 2.50% convertible senior notes due 2030 (“2030 Convertible Notes”). The 2030 Convertible Notes will mature on April 1, 2030 unless earlier repurchased, redeemed or converted in accordance with the terms of the 2030 Convertible Notes prior to such date.

Holders of the Notes have the right to require the Company to repurchase all or part of their 2030 Convertible Notes in cash on April 3, 2028 or, subject to certain conditions, in the event of certain fundamental changes (as defined in the indenture of the 2030 Convertible Notes), at a repurchase price equal to 100% of the principal amount of the 2030 Convertible Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the relevant repurchase date. In addition, on or after April 10, 2028, the Company may redeem all or part of the 2030 Convertible Notes for cash subject to certain conditions, at a redemption price equal to 100% of the principal amount of the 2030 Convertible Notes to be redeemed, plus accrued and unpaid interest, if any, to, but not including, the relevant optional redemption date. Furthermore, the Company may redeem all but not part of the 2030 Convertible Notes in the event of certain changes in the tax laws, at a redemption price equal to 100% of the principal amount of the 2030 Convertible Notes to be redeemed, plus accrued and unpaid interest, if any, to, but not including, the related redemption date.

Holders of the 2030 Convertible Notes may not convert the 2030 Convertible Notes at any time on or prior to the 40th day following the last date of the original issuance of the 2030 Convertible Notes (such date, the “Compliance Period End Date”). After the Compliance Period End Date and prior to the close of business on the business day immediately preceding October 1, 2029, the 2030 Convertible Notes will be convertible only if certain conditions are met. From and after October 1, 2029, holders of the 2030 Convertible Notes may convert their 2030 Convertible Notes at any time at their election until the close of business on the second scheduled trading day immediately preceding the maturity date. The Company will settle conversions by paying or delivering, as applicable, cash, the ADSs, at the Company’s election, subject to certain restrictions.

The 2030 Convertible Notes will initially be convertible at a conversion rate of 72.7273 ADSs per US$1,000 principal amount of 2030 Convertible Notes, which is equivalent to an initial conversion price of approximately US$13.75 per ADS and represents a conversion premium of approximately 25.0% above the Nasdaq closing price of the Company’s ADSs on March 12, 2025, which was US$11.00 per ADS. The initial conversion rate is subject to adjustment upon the occurrence of certain events. The Company is still assessing the accounting impact of the transaction.