Form 20-F
period 2025-12-31
VNET Group, Inc.
filed 2026-04-16
CIK 1508475

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Mr. Sheng Chen, Executive chairperson of Board of Directors

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 1,592,152,601 Class A ordinary shares (excluding (i) treasury shares and (ii) Class A ordinary shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards), 30,721,723 Class B ordinary shares and 60,000 Class C ordinary shares, par value US$0.00001 per share, were outstanding as of December 31, 2025.

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

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

●	“ADSs” refers to our American depositary shares, each representing six Class A ordinary shares, par value US$0.00001 per share;
●	“VNET,” “the Company,” “we,” “us,” “our company,” and “our” refer to VNET Group, Inc., a Cayman Islands exempted company and its subsidiaries and, in the context of describing our operations and consolidated financial information, also include its consolidated affiliated entities;
●	“China” or the “PRC” refers to the People’s Republic of China, and only in the context of describing PRC laws, regulations and other legal or tax matters in this annual report, excludes Hong Kong and Macau;
●	“ordinary shares” or “shares” refer to our ordinary shares, which include all Class A ordinary shares, par value US$0.00001 per share, Class B ordinary shares, par value US$0.00001 per share, Class C ordinary shares, par value US$0.00001 per share, and Class D ordinary shares, par value US$0.00001 per share collectively;
●	“variable interest entities,” or “VIEs,” refer to Beijing Yiyun Network Technology Group Ltd. (previously known as Beijing aBitCool Network Technology Co., Ltd.), or VNET Technology, Beijing iJoy Information Technology Co., Ltd., or BJ iJoy, and Shanghai Zhiyan Yunwei Technology Co., Ltd., or SH Zhiyan, three domestic PRC companies in which we do not have equity interests but whose financial results have been consolidated into our consolidated financial statements in accordance with U.S. GAAP, and our being the primary beneficiary of the three companies for accounting purposes;
●	“consolidated affiliated entities” refer to the variable interest entities and their direct and indirect subsidiaries; and
●	“RMB” and “Renminbi” refer to the legal currency of China. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.9931 to US$1.00, the exchange rate on December 31, 2025 as set forth in the H.10 statistical release published by the Federal Reserve Board.

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

PART I

EXPLANATORY NOTE

Investing in our securities involves a high degree of risk. Please carefully consider the risks discussed under “Risk Factors” in this annual report beginning on page 14. We provide the following disclosure to help investors better understand our corporate structure, operations in China and the associated risks.

As used in this annual report, (i) “variable interest entities” or “VIEs” refers to VNET Technology, BJ iJoy and SH Zhiyan, each of which is a company incorporated in the PRC; (ii) “WFOEs” or “our wholly-owned PRC subsidiaries” refers to VNET Data Center Co., Ltd., or VNET China, Joytone Infotech Co., Ltd., or SZ Zhuoaiyi, and Shanghai Edge Connect Technology Co., Ltd., or SH Edge Connect, our wholly-owned subsidiaries incorporated in the PRC; (iii) “VNET Group” or “our holding company” refers to VNET Group, Inc., our Cayman holding company; and (iv) “we,” “us,” “our company,” or “our” refers to VNET Group, Inc. and its subsidiaries and, in the context of describing our operations and consolidated financial information, also include the VIEs and their subsidiaries, unless the context otherwise requires.

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

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and consolidated affiliated entities in China. Our operations in China are governed by PRC laws and regulations. Our WFOEs, the VIEs and their subsidiaries, as applicable, are required by PRC laws and regulations to obtain licenses and permits from the PRC government authorities to operate our business in the Chinese mainland, including, among others, project approvals and filings, construction land and project planning approvals, environment protection approvals, energy conservation review opinion, construction commencement permit and land use right certificate, and the value-added telecommunications services licenses. As of the date of this annual report, except as disclosed in “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we fail to acquire, obtain or maintain applicable telecommunications licenses, or are deemed by relevant governmental authorities to be operating without full compliance with the laws and regulations, our business would be materially and adversely affected”, our WFOEs and the VIEs, as applicable, have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our subsidiaries and our consolidated affiliated entities in China, including, the requisite value-added telecommunications operation licenses. As the PRC legal system continues to evolve to adapt to a constantly developing society, new laws, regulations, policies, or guidelines may be introduced, and there may be changes from time to time in the interpretation,implementation and enforcement of relevant laws and regulations, and accordingly, we may be required to obtain additional licenses, permits, filings or approvals for business operations in the future.

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

Furthermore, in connection with our issuance of securities to foreign investors prior to December 2023 and maintenance of our listing status on the Nasdaq, under the current PRC laws, regulations and regulatory rules, as of the date of this annual report, we, our WFOEs and the VIEs, (i) are not required to obtain permissions from the CSRC, (ii) are not required to go through cybersecurity review by the CAC, and (iii) have not been asked to obtain such permissions by any PRC authority. However, for issuance of listed securities overseas after listings on the overseas market, filing materials should be submitted to CSRC within three working days after the completion of the issuance. As of the date of this annual report, we have submitted filing materials to CSRC in accordance with the CSRC filing rules.

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

ITEM 3.KEY INFORMATION

Our Corporate Structure and Its Related Risks

VNET Group, Inc. is a Cayman Islands holding company with no material operations of its own. We conduct our operations in China primarily through our PRC subsidiaries and the VIEs. Foreign ownership in the business involving value-added telecommunications service, including data center service (except for e-commerce, domestic conferencing, store-and-forward, and call center services), is subject to significant restrictions under current PRC laws, rules and regulations. Accordingly, we operate these businesses in China through three domestic PRC companies, namely VNET Technology, BJ iJoy and SH Zhiyan. Investors in our ADSs thus are not purchasing equity interest in our operating entities in China but instead are purchasing equity interest in a Cayman Islands holding company.

The following chart illustrates our corporate structure as of December 31, 2025.

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

Exclusive Consultation and Service Agreement

Pursuant to the exclusive consultation service agreement entered into on April 22, 2024 by and among VNET China, VNET Technology and VNET Beijing, VNET China has the exclusive right to provide VNET Technology and VNET Beijing with software technology development, technology consulting, and technical services required by the business of VNET Technology and VNET Beijing. Without VNET China’s prior written consent, VNET Technology and VNET Beijing cannot accept any same or similar services subject to this agreement from any third party. VNET Technology and VNET Beijing agree to pay VNET China an annual service fee at an amount that is equal to 100% of its monthly after-tax profits, after making up losses from previous years, or an amount that is adjusted in accordance with VNET China’s sole discretion for the relevant month and also the mutually-agreed amount for certain other technical services, both of which should be paid within five days after VNET China sends invoice. VNET China has exclusive ownership of all the intellectual property rights created as a result of the performance of the exclusive consultation and service agreement, to the extent permitted by applicable PRC laws. To guarantee the performance the obligations of VNET Technology and VNET Beijing thereunder, the shareholders of VNET Technology have agreed to pledge their equity interests in VNET Technology to VNET China pursuant to the equity pledge agreement. The Exclusive Consultation and Service Agreement will remain effective for ten years, unless otherwise terminated by VNET China. Upon request by VNET China, the term of this agreement can be renewed prior to its expiration.

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

Risks Related to Our Corporate Structure

We and the VIEs are also subject to risks and uncertainties related to our corporate structure, including, but not limited to, the following:

●	We believe that our corporate structure and contractual arrangements are not in violation with the current applicable PRC laws and regulations. As of the date of this annual report, after consulting with our PRC legal counsel, we believe that our PRC subsidiaries and the VIEs are not subject to the approval requirements of the CSRC, the CAC, or any other PRC government authorities relating to these contractual arrangements. However, PRC laws and regulations governing the approval of these contractual arrangements are evolving and the relevant government authorities have discretion in interpreting these laws and regulations. Accordingly, the PRC regulatory authorities may take a view that is contrary to the conclusions above. There can be no assurance that the PRC government authorities such as the Ministry of Commerce, or the MOFCOM, the Ministry of Industry and Information Technology, or the MIIT, or other authorities that regulate our business and other participants in the telecommunications industry, would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions regarding our corporate structure and contractual arrangements from the CSRC, CAC or any other PRC government authorities. If our conclusion that approvals are not required is challenged by PRC regulatory authorities, or if these regulations change or are interpreted differently and we are required to obtain approval in the future, our shares may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of the VIEs that conduct all or substantially all of our operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—There are uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the variable interest entities structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the variable interest entities, and consequently, significantly affect our financial condition and results of operations. If the PRC government finds the agreements with the variable interest entities non-compliant with relevant PRC laws, regulations, and rules, of these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interest in the variable interest entities;”
●	We rely on contractual arrangements with the VIEs and their shareholders for our business operations, and these contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs. We rely on the performance by the VIEs and their shareholders of their obligations under the contracts to exercise control over the VIEs. The shareholders of the VIEs may not act in the best interests of us or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portion of our business through the contractual arrangements with the VIEs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the variable interest entities and their shareholders for our China operations, which may not be as effective as direct ownership in providing operational control. Any failure by the variable interest entities or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business;”

●	Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business. If the VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective as we anticipate. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the variable interest entities and their shareholders for our China operations, which may not be as effective as direct ownership in providing operational control. Any failure by the variable interest entities or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business;” and
●	The shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition. The shareholders of the VIEs may breach, or cause the VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIEs, which would have a material adverse effect on our ability to effectively control the VIEs and receive economic benefits from them. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of the variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”
A.	[Reserved]

Financial Information Related to the VIEs and Parent

Set forth below are the selected condensed consolidating statement of operations data, balance sheet data and cash flows data for our holding company, our subsidiaries, WFOEs, and the VIEs and VIEs’ subsidiaries, eliminating adjustments and consolidated totals.

Selected Condensed Consolidating Statement of Operations Data

	For the Year Ended December 31, 2025
		(RMB in thousands)

	VNET	Other		VIEs and VIEs’	Eliminating	Consolidated
	Group, Inc.	Subsidiaries	WFOEs	Subsidiaries	Adjustments	Totals
Third-party revenue	—	858,395	—	9,090,866	—	9,949,261
Inter-company revenue(1)	—	1,159,067	53,997	187,429	(1,400,493)	—
Cost of revenue	—	(1,650,863)	(23,284)	(7,483,118)	1,400,493	(7,756,772)
Gross profit	—	366,599	30,713	1,795,177	—	2,192,489
Operating expenses	(47,510)	(363,437)	(27,112)	(974,130)	—	(1,412,189)
Equity in gain of subsidiaries/VIEs(2)	144,650	114,856	127,455	—	(386,961)	—
Gain from equity method investments	—	6,497	—	13,064	(12,677)	6,884
Other (expense) income	(353,911)	(195,634)	(19,017)	205,467	—	(363,095)
Income tax expenses	—	(262,424)	2,817	(297,903)	—	(557,510)
Net (income) loss attributable to noncontrolling interest	—	(82,478)	—	2,283	12,677	(67,518)
Net loss attributable to redeemable non controlling interests	—	(1,957)	—	(48,946)	—	(50,903)
Accretion to redemption value of redeemable non controlling interests	—	(3,577)	—	(1,352)	—	(4,929)
Net (loss) income attributable to the VNET Group, Inc.	(256,771)	(421,555)	114,856	693,660	(386,961)	(256,771)

	For the Year Ended December 31, 2024
	(RMB in thousands)

	VNET	Other		VIEs and VIEs’	Eliminating	Consolidated
	Group, Inc.	Subsidiaries	WFOEs	Subsidiaries	Adjustments	Totals
Third-party revenue	—	948,263	195	7,310,611	—	8,259,069
Inter-company revenue(1)	—	1,029,743	58,630	81,098	(1,169,471)	—
Cost of revenue	—	(1,546,062)	(22,571)	(6,027,752)	1,169,471	(6,426,914)
Gross profit	—	431,944	36,254	1,363,957	—	1,832,155
Operating expenses	(35,331)	(450,366)	(26,307)	(650,708)	—	(1,162,712)
Equity in gain of subsidiaries/VIEs(2)	393,190	148,214	152,046	—	(693,450)	—
Gain from equity method investments	—	8,622	—	1,591	(2,246)	7,967
Other (expense) income	(174,659)	201,808	14,643	(236,550)	—	(194,758)
Income tax expenses	—	(80,842)	(28,422)	(124,965)	—	(234,229)
Net income attributable to noncontrolling interest	—	(46,519)	—	(20,950)	2,246	(65,223)
Net income attributable to the VNET Group, Inc.	183,200	212,861	148,214	332,375	(693,450)	183,200

	For the Year Ended December 31, 2023
	(RMB in thousands)

	VNET	Other		VIEs and VIEs’	Eliminating	Consolidated
	Group, Inc.	Subsidiaries	WFOEs	Subsidiaries	Adjustments	Totals
Third-party revenue	—	1,015,868	13,037	6,384,025	—	7,412,930
Inter-company revenue(1)	—	519,701	33,247	34,100	(587,048)	—
Cost of revenue	—	(1,128,733)	(28,699)	(5,550,061)	587,048	(6,120,445)
Gross profit	—	406,836	17,585	868,064	—	1,292,485
Operating expenses	(24,663)	(1,501,883)	(21,002)	(1,715,838)	—	(3,263,386)
Equity in (loss) gain of subsidiaries/VIEs(2)	(2,358,791)	195,790	194,798	—	1,968,203	—
Gain from equity method investments	—	5,797	—	3,705	(6,223)	3,279
Other (expense) income	(260,382)	(172,880)	57,181	(139,092)	—	(515,173)
Income tax expenses	—	(45,662)	(52,772)	(15,940)	—	(114,374)
Net income attributable to noncontrolling interest	—	(30,562)	—	(22,328)	6,223	(46,667)
Net (loss) income attributable to the VNET Group, Inc.	(2,643,836)	(1,142,564)	195,790	(1,021,429)	1,968,203	(2,643,836)

Notes:

(1)	It represents the elimination of the intercompany service charge at the consolidation level.
(2)	It represents the elimination of the investments among VNET Group, Inc., other subsidiaries, WFOEs and VIEs and VIEs’ subsidiaries.

Selected Condensed Consolidating Balance Sheet Data

	As of December 31, 2025
	(RMB in thousands)
					Primary
	VNET	Other		VIEs and VIEs’	Eliminating	Consolidated
	Group, Inc.	Subsidiaries	WFOEs	Subsidiaries	Adjustments	Totals
Cash and cash equivalents	235	1,859,645	30,513	3,633,178	—	5,523,571
Accounts receivable, net	—	112,634	—	2,109,472	—	2,222,106
Amount due from inter-companies	12,454,943	16,251,869	730,813	—	(29,437,625)	—
Property and equipment, net	—	9,984,007	54,832	12,736,740	—	22,775,579
Investment in subsidiaries and VIEs	—	1,953,797	983,273	100,409	(3,037,479)	—
Others	191,970	4,711,286	34,960	9,134,690	—	14,072,906
Total assets	12,647,148	34,873,238	1,834,391	27,714,489	(32,475,104)	44,594,162
Accounts payable	56	130,869	(35)	610,988	—	741,878
Amounts due to inter-companies	1,200,157	23,722,277	—	4,515,191	(29,437,625)	—
Others	5,228,491	8,158,202	249,471	21,651,648	—	35,287,812
Total liabilities	6,428,704	32,011,348	249,436	26,777,827	(29,437,625)	36,029,690
Total Mezzanine equity	—	435,400	—	1,276,191	—	1,711,591
Total equity	6,218,444	2,426,490	1,584,955	(339,529)	(3,037,479)	6,852,881

	As of December 31, 2024
	(RMB in thousands)
					Primary
	VNET	Other		VIEs and VIEs’	Eliminating	Consolidated
	Group, Inc.	Subsidiaries	WFOEs	Subsidiaries	Adjustments	Totals
Cash and cash equivalents	539	534,262	5,766	951,869	—	1,492,436
Accounts receivable, net	—	145,436	61	1,510,487	—	1,655,984
Amount due from inter-companies	9,335,836	16,658,795	759,039	—	(26,753,670)	—
Property and equipment, net	—	9,996,916	69,255	7,150,464	—	17,216,635
Investment in subsidiaries and VIEs	—	1,849,610	855,818	134,639	(2,840,067)	—
Others	191,548	3,350,584	40,620	8,409,235	—	11,991,987
Total assets	9,527,923	32,535,603	1,730,559	18,156,694	(29,593,737)	32,357,042
Accounts payable	58	134,572	(12)	574,642	—	709,260
Amounts due to inter-companies	1,198,728	21,404,979	—	4,149,963	(26,753,670)	—
Others	1,963,237	8,688,353	260,472	13,814,901	—	24,726,963
Total liabilities	3,162,023	30,227,904	260,460	18,539,506	(26,753,670)	25,436,223
Total equity	6,365,900	2,307,699	1,470,099	(382,812)	(2,840,067)	6,920,819

Selected Condensed Consolidating Cash Flows Data

	For the Year Ended December 31, 2025
	(RMB in thousands)
					Primary
	VNET	Other		VIEs and VIEs’	Eliminating	Consolidated
	Group, Inc.	Subsidiaries	WFOEs	Subsidiaries	Adjustments	Totals
Net cash (used in) generated from operating activities	(40,547)	84,043	74,692	1,800,362	—	1,918,550
Loans to inter-companies	278,684	928,310	—	(1,468,242)	261,248	—
Other investing activities	(238,441)	(4,782,239)	17	(2,990,931)	—	(8,011,594)
Net cash generated from (used in) investing activities	40,243	(3,853,929)	17	(4,459,173)	261,248	(8,011,594)
Borrowings under loan from inter-companies	(3,002,375)	2,532,762	(50,278)	781,139	(261,248)	—
Other financing activities	3,002,375	2,563,016	—	4,655,490	—	10,220,881
Net cash generated from (used in) financing activities	—	5,095,778	(50,278)	5,436,629	(261,248)	10,220,881

	For the Year Ended December 31, 2024
	(RMB in thousands)
					Primary
	VNET	Other		VIEs and VIEs’	Eliminating	Consolidated
	Group, Inc.	Subsidiaries	WFOEs	Subsidiaries	Adjustments	Totals
Net cash generated from (used in) operating activities	23,174	(178,868)	(29,940)	2,191,027	—	2,005,393
Loans to inter-companies	(22,574)	—	—	(1,000,000)	1,022,574	—
Other investing activities	(91)	(3,295,231)	(331)	(1,095,055)	—	(4,390,708)
Net cash used in investing activities	(22,665)	(3,295,231)	(331)	(2,095,055)	1,022,574	(4,390,708)
Borrowings under loan from inter-companies	4,273,020	(1,649,222)	33,116	(1,634,340)	(1,022,574)	—
Other financing activities	(4,273,020)	1,980,633	—	1,664,733	—	(627,654)
Net cash generated from financing activities	—	331,411	33,116	30,393	(1,022,574)	(627,654)

	For the Year Ended December 31, 2023
	(RMB in thousands)
					Primary
	VNET	Other		VIEs and VIEs’	Eliminating	Consolidated
	Group, Inc.	Subsidiaries	WFOEs	Subsidiaries	Adjustments	Totals
Net cash generated from (used in) operating activities	29,940	1,835,712	(1,220,968)	1,418,796	—	2,063,480
Loans to inter-companies	(30,861)	(133,559)	—	(1,360)	165,780	—
Other investing activities	(6,710)	(2,468,850)	176	(1,429,725)	—	(3,905,109)
Net cash (used in) generated from investing activities	(37,571)	(2,602,409)	176	(1,431,085)	165,780	(3,905,109)
Borrowings under loan from inter-companies	—	1,538,322	(46,555)	(1,325,987)	(165,780)	—
Other financing activities	—	1,719,186	1,255,770	966,178	—	3,941,134
Net cash generated from (used in) financing activities	—	3,257,508	1,209,215	(359,809)	(165,780)	3,941,134

Transfer of Cash Through Our Organization

VNET Group, Inc. is a Cayman Islands holding company with no material operations of its own. We currently conduct our operations primarily through the VIEs and their subsidiaries. As of December 31, 2025, we had RMB6,201.7 million in cash and cash equivalents and restricted cash. Although we consolidate the results of the variable interest entities and their subsidiaries, we only have access to the assets or earnings of the variable interest entities and their subsidiaries through our contractual arrangements with the variable interest entities and their shareholders.

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

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB

	(in thousands)
Cash received by VNET Group, Inc.(1)	242,571	4,273,340	283,206
Cash paid by VNET Group, Inc. to subsidiaries(2)	(273,432)	(23,893)	(3,006,897)

Note:

(1)	Cash received by VNET Group, Inc. in 2024 primarily for the purposes of repurchase of 2026 Convertible Notes.
(2)	Cash paid by VNET Group, Inc. in 2025 primarily for the purpose of establishing and constructing data centers.

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

Our total net revenues generated from hosting and related services increased from RMB7,412.9 million in 2023 to RMB8,259.1 million in 2024, and increased to RMB9,949.3 million in 2025, representing a compound annual growth rate, or CAGR, of 15.9%. As of December 31, 2025, we had an aggregate capacity in service of 889MW from our wholesale IDC business and 49,863 cabinets in service from our retail IDC business. In order to meet growing customer demands, we plan to continue to increase our service capacity through new self-built data centers and new phases of existing self-built data centers, which require us to commit a substantial amount of operating and financial resources. Furthermore, we intend to continue expanding our overall service offerings, customer base, employee headcount, and operations. Our planned capital expenditures, together with our ongoing operating expenses, will cause substantial cash outflows.

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

Our growth depends on our ability to continue to expand our service offerings to existing customers and attract new customers. Our customer base for hosting and related services remained relatively stable from 2024 to 2025. Our average monthly recurring revenues per cabinet for retail IDC business were RMB8,852, RMB8,769, and RMB9,045 for the years ended December 31, 2023, 2024, and 2025, respectively. We may be unable to sustain our growth for a number of reasons, such as:

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

In order to meet customer demand in some of our existing and new markets, we need to expand existing data centers, lease new facilities or obtain suitable land to build new data centers. Expansion of existing data centers and/or construction of new data centers are currently underway, or being contemplated, in many of our markets. Such expansion and construction require us to carefully select and rely on the experience of one or more designers, general contractors, and subcontractors during the design and construction process. If a designer, general contractor, or significant subcontractor experiences financial or other problems during the design or construction process, we could experience significant delays and incur increased costs to complete the projects, resulting in an adverse impact on our results of operations.

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

We derived a significant portion of our revenues in 2023, 2024, and 2025 from customers in China’s internet industry, including online media, e-commerce, live broadcasting, social networking, online gaming companies, portals, search engines, financial technology companies, cloud service providers and local life service providers. The business models of some internet companies are relatively new and have not been well proven. Many internet companies base their business prospects on the continued growth of the internet market, which may not happen as expected.

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

Particularly, regulatory authorities in China have implemented and may implement further legislative and regulatory proposals concerning cybersecurity, information security, privacy and data protection. New laws and regulations that govern new areas of data protection or impose more stringent requirements may be introduced in China. In addition, the interpretation and application of cybersecurity, information security, privacy and data protection laws in China are still evolving. It is possible that existing or newly-introduced laws and regulations, or their interpretation, application or enforcement, could significantly affect our business practice and force us to change our business practices. For example, the Cybersecurity Law, which was promulgated in November 2016 and most recently amended in October 2025, requires network operators to perform certain functions related to cybersecurity protection and strengthen network information management through taking technical and other necessary measures as required by laws and regulations to safeguard the operation of networks, responding to network security effectively, preventing illegal and criminal activities, and maintaining the integrity and confidentiality and usability of network data. In addition, the Cybersecurity Law imposes certain requirements on the CIIOs. For example, CIIOs generally shall, during their operations in the PRC, store the personal information and important data collected and produced within the territory of PRC, and shall perform certain security obligations as required under the Cybersecurity Law. The Cybersecurity Law is relatively new and subject to interpretation by the regulator. In light of rapid advances in its implementation, the implementation of the Cybersecurity Law involves potential risks to our business because we may be deemed as the CIIO thereunder.

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

For the period starting from July 2022, the PRC government authorities further enhanced regulations on internet and cyber security by promulgating related new rules and regulations, including the Measures for the Security Assessment of Cross - border Transfer of Data, which became effective on September 1, 2022, the Measures for the Administration of Data Security in the Field of Industry and Information Technology (for Trial Implementation), which became effective on January 1, 2023, the Provisions on Promoting and Regulating Cross - border Data Transfer published on March 22, 2024, the Data Security Regulations, which was published on September 24, 2024 and became effective on January 1, 2025, the Implementing Rules for the Risk Assessment of Data Security in the Field of Industry and Information Technology (Trial Implementation), which was issued on May 10, 2024 and came into effect on June 1, 2024, and on January 13, 2025, the MIIT published the Notice on Strengthening Customer Data Security Protection for Internet Data Centers, together with Implementation Guidelines. For detailed discussion, please see “Item 4. Information on the Company - Regulations - Regulations on Internet Security.”

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

Our success depends in part upon our relationships with third-party suppliers, primarily China Telecom, China Unicom and China Mobile, for key elements of network infrastructure and telecommunication network services, including hosting facilities and bandwidth, and to some extent, optical fibers. We directly enter into agreements with the local subsidiaries of China Telecom, China Unicom and China Mobile, from whom we lease cabinets in the data centers built and operated by them, with power systems, cabling and wiring and other data center equipment pre-installed. Because each local subsidiary of China Telecom, China Unicom and China Mobile has independent authority and budget to enter into contracts, our contract terms with these subsidiaries vary and are determined on a case-by-case basis. We generally define “partnered” data centers as the data center space and cabinets we lease from China Telecom, China Unicom, China Mobile and other third parties through agreements. Based on the specific requests of our customers, demands in different cities and our strategy for points of presence, or POP, establishment, the locations and number of our partnered data centers may change from time to time. As of December 31, 2025, we leased a total of 3,717 cabinets that are housed in our partnered data centers, accounting for approximately 7.5% of the total number of our cabinets from retail IDC business.

We also rely on our internet bandwidth suppliers, consisting primarily of China Telecom, China Unicom and China Mobile, for a significant portion of our bandwidth needs and lease optical fibers from them to connect our data centers with each other and with the telecommunications backbones and other internet service providers. Our agreements with local subsidiaries of major telecommunication carriers usually have a term of one to three years and an automatic renewal option. We can offer no assurances that these service providers will continue to provide services to us on a cost-effective basis or on otherwise competitive terms, if at all, or that these providers will provide us with additional capacity to adequately meet customer demand or to expand our business. Any of these factors could limit our growth prospects and materially and adversely affect our business.

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

As part of our growth strategy, we have acquired, and may in the future acquire, companies that operate businesses complementary to ours. From time to time, we may also make alternative investments and enter into strategic partnerships or alliances as we see fit. For example, in March 2023, we, through one of our consolidated affiliated entities, Langfang Huahai Network Technology Co., Ltd. (“Langfang Huahai”), acquired 100% equity interest in Sanhe Mingtai Digital Industrial Park Co., Ltd. (“Sanhe Digital”) with a consideration of 22.5% equity interest (share consideration) of Langfang Huahai, to acquire the property and land use rights for data center. Sanhe Digital was subsequently merged into Langfang Huahai in December 2023. In December 2023, we entered into a strategic cooperation agreement with SDHG to develop renewable energy projects in northern China and build innovative computing power network infrastructures encompassing data center, cloud computing and big data to promote the low-carbon and high-quality development of IDC services. In November 2024, we entered into a Cooperation Framework Agreement with Dajia Investment Holding Co., Ltd. and others to collaborate on a data center project located in eastern China. In January 2025, we entered into a Share Purchase Agreement with Quin Link Inc., Yuedi Xiang, Hang Meng, and Piyun Network Technology Group Co., Ltd., among others, to ultimately acquire 100% of the share capital of Yi Yun Hongtu (Shanghai) Big Data Technology Co., Ltd. and its subsidiaries in phases extending until 2030. However, past and future acquisitions, partnerships or alliances may expose us to certain risks, including risks associated with:

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

We compete with various industry players, including telecommunication carriers such as China Telecom, China Unicom and China Mobile, carrier-neutral service providers in China such as SINNET, GDS and Chindata, cloud services providers such as AWS and Alibaba Cloud, virtual private network, or VPN, service providers such as Citic Telecom CPC, NOVA Technology Corporation Limited, or NOVA, and HKT as well as new market entrants in the future. Competition is primarily centered on the quality of service and technical expertise, security, reliability and functionality, reputation and brand recognition, financial strength, the breadth and depth of services offered, geographic coverage and price. Some of our current and future competitors may have substantially greater financial, technical and marketing resources, greater brand recognition, and more established relationships with current or potential customers than we do, which would allow them to:

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

In 2023, we incurred a net loss of RMB2,597.2 million. In 2024, we generated a net income of RMB248.4 million. In 2025, we incurred a net loss of RMB133.4 million. We cannot assure you that we will be able to generate net income in the future.

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

As of December 31, 2025, our total consolidated indebtedness and other liabilities, representing the aggregate amount of borrowings, accounts and notes payable, accrued expenses and other payables and convertible notes, were RMB26,151.4 million. In 2023, we successfully completed the repurchase of US$64.0 million then outstanding convertible senior notes due 2025 at 109% of the principal amount plus all accrued but unpaid interest. In February 2024, we successfully repurchased and cancelled our US$600 million 0.00% convertible senior notes due 2026. Failure to service our debt would constitute an event of default under the terms of our outstanding debt, which would have a material adverse effect on our financial condition and results of operations. Furthermore, if our bond rating is downgraded or we incur any change of control event, our financial condition or results of operations would be materially and adversely affected.

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

We have substantial indebtedness. As of December 31, 2025, we had total outstanding debts (consisting of borrowings) of RMB14,811.4 million and convertible notes of RMB5,138.7 million. In February 2024, we successfully repurchased and cancelled our US$600 million 0.00% convertible senior notes due 2026. Based on our current expansion plans, we expect to continue to finance our operations partially through the incurrence of debt. Our indebtedness could, among other consequences:

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

Our directors and employees may face additional exposure to claims and lawsuits as a result of their position in other public companies. For example, one of our directors, Mr. Sean Shao was an independent director and chairman of the audit committee of Luckin Coffee Inc. from May 2019 through July 2020 and was chairman of a special committee of the board which investigated accounting improprieties at Luckin Coffee Inc. during 2020. Luckin Coffee Inc. and its directors, including Mr. Shao, have been named as defendants in several lawsuits brought with respect to these accounting improprieties. A final approval of the federal class action settlement was granted by the U.S. federal court in July 2022 and final approval of the state class action settlement was granted by the state court in the United States in April 2023. The existence of litigation, claims, investigations and proceedings against our directors and employees, even if they do not involve our company, may harm our reputation and adversely affect the value of our securities.

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

We have been named as defendant in a pending shareholder class action lawsuit described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” We had in the past settled some shareholder class action lawsuits and there is currently one shareholder class action that the parties have reached a settlement and filed a motion for approval of the settlement in accordance with the court’s order to bring the proceedings to a conclusion. We may continue to be involved in similar class action lawsuits in the future. Any such class action lawsuit, whether or not successful, may utilize a significant portion of our cash resources, divert management’s attention from the day-to-day operations of our company, harm our reputation and restrict our ability to raise capital in the future, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

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

In March 2017, we signed an investment agreement with Warburg Pincus to establish a multi-stage joint venture and build a digital real estate platform in China. The cooperation was expected to allow us to reduce capital expenditures as Warburg Pincus will take primary responsibilities to build new wholesale data centers. In July 2019, we reached a supplemental agreement with Warburg Pincus to restructure the partnership. Pursuant to the agreed restructuring arrangement, one of the joint ventures has distributed its assets and projects to us and to Princeton Digital Group (PDG), a Warburg Pincus-backed company, on a pro rata basis in principle, respectively. After distribution, we obtained 100% ownership of a project under development in the Shanghai Waigaoqiao Free Trade Zone, as well as a certain amount of cash. In addition, we and Warburg Pincus have adjusted the existing holding structure for operating the current projects. All the projects under our cooperation with Warburg Pincus are operated at our self-built data centers. However, the benefits from our partnership with Warburg Pincus may take longer than expected to realize, if at all. Furthermore, the joint venture cooperation may also be terminated upon the occurrence of certain events as set forth in the investment agreement.

A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our results of operation.

The global macroeconomic environment is facing numerous challenges. The growth rate of the Chinese economy has gradually slowed since 2010 and the trend may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. The global economy has been also facing challenges arising from uncertainties over the impact of the Russia-Ukraine war, Israel-Gaza conflict, the recent escalation between Israel and Iran, the ongoing trade disputes and tariffs between China and the United States, as well as health epidemics and other outbreaks, and the related economic policies taken by various governments in the world. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China.

Any severe or prolonged slowdown in the global or Chinese economy could significantly impact and reduce domestic commercial activities in China, which may lead to decreased demand for our colocation or managed services and have an adverse impact on our business, financial condition and results of operations. A decrease in economic activities, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in China could have a material adverse effect on our customers’ expenditures. In addition, if market conditions were to worsen, some of our customers may have difficulty paying us and we may have to increase our provision for doubtful debt. Finally, we could also face intense pricing pressure under economic conditions if our competitors lower prices and attempt to lure away our customers with lower cost solutions. If any of these risks materializes, our business, financial condition and results of operations would be materially and adversely affected.

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

Recently, the United States has proposed and implemented multiple rounds of tariffs on a wide range of imported goods, including from China, and China has responded with retaliatory measures. In early 2025, U.S. tariffs on Chinese imports escalated sharply—reaching as high as 145% in April 2025—while China raised tariffs on U.S. goods to 125%. Since then, the U.S. and China have periodically de-escalated and adjusted tariff levels through negotiations, including an arrangement announced in May 2025 that lowered U.S. tariffs on China to around 30% for a period and reduced China’s tariffs on U.S. goods to around 10%. On August 12, 2025, the US-China tariff truce got extended for another 90 days until November 10, 2025. On October 10, 2025, the U.S. announced its intent to impose an additional 100% tariff on products of Chinese origin, effective from November 1, 2025. However, on November 1, 2025, the two countries reached an agreement to de-escalate trade tensions, averting the implementation of the proposed tariff and extending the existing trade truce for approximately one year. The United States Supreme Court’s decision on February 20, 2026, however, determined that the President lacks authority under IEEPA to impose tariffs, thereby rendering the reciprocal tariffs and the “fentanyl-related” tariffs imposed pursuant to IEEPA invalid. On February 24, 2026, a 10% global baseline tariff under Section 122 of the Trade Act of 1974 became effective for a 150-day period, notwithstanding the U.S. President’s prior announcement of the intent to impose a tariff of up to 15% for the same duration under the same statutory authority. Historically, tariffs have led to increased trade and political tensions, between the U.S. and China, as well as between the U.S. and other countries. Political tensions as a result of trade policies could reduce trade volume, cross-border investment, technological exchange, and other economic activities between major economies, resulting in a material adverse effect on global economic conditions and the stability of global financial and stock markets. Moreover, the heightened geopolitical uncertainty and potential for further escalation may discourage investments in securities issued by China-based issuers (including us) and affect the global macroeconomic environment. For example, it has been reported that the U.S. administration may consider imposing further restrictions or prohibitions on trading of Chinese securities. Although cross-border trade is not our principal business, any such geopolitical developments could materially and adversely affect our overall financial performance and prices of our ADSs.

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

There have been changes in international trade policies and rising political tensions, particularly between the U.S. and China. Political tensions between the United States and China have escalated due to various incidents relating to trade dispute, sovereign integrity, and sanctions, among others. For example, in August 2022, the U.S. enacted the Creating Helpful Incentives to Produce Semiconductors and Science Act of 2022 (CHIPS Act). The CHIPS Act aims to strengthen U.S. domestic semiconductor manufacturing, design and research, fortify the economy and national security, and to help the U.S. compete economically against China. On October 28, 2024, the U.S. Department of the Treasury issued a final rule on outbound investment, or the Final Rule, to implement the executive order of August 9, 2023. The Final Rule became effective on January 2, 2025, and restricts direct and indirect investment by U.S. persons into companies with specified connections to China that use specific technologies of concern related to three sectors: (i) semiconductors and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems. Moreover, on April 9, 2025, the U.S. government informed Nvidia that it requires a license to export its H20 chips to China. On December 18, 2025, U.S. President Trump signed into law the National Defense Authorization Act for Fiscal Year 2026, which includes the Comprehensive Outbound Investment National Security Act of 2025 (COINS Act). The Final Rule remains in effect, but the COINS Act requires Treasury to propose certain revisions to the Final Rule within 450 days of December 18, 2025. Those revisions ultimately will include, among other changes to the Final Rule, an expansion of the countries of concern, an expansion of the technologies covered to include hypersonic systems, revisions to key defined terms, and the establishment of a formal advisory opinion process. Against this backdrop, China has implemented, and may further implement, measures in response to the changing trade policies, treaties, tariffs and sanctions and restrictions against Chinese companies initiated by the U.S. government. If the political tension between the United States and China intensifies and further regulations affecting our business or customers are passed, our business may be materially and adversely affected.

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

Our management and independent registered public accounting firm have concluded that our internal control over financial reporting as of December 31, 2025 was effective. However, we cannot assure you that in the future our management or our independent registered public accounting firm will not identify material weaknesses during the Section 404 of the Sarbanes-Oxley Act audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of our ADSs, and harm our reputation. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

We have and may in the future be required to record a significant charge to earnings if our long-lived assets become impaired.

We had a substantial amount of long-lived assets on our consolidated balance sheets as a result of the past acquisitions or internal development. Prior to 2024, we also had a significant amount of goodwill related to past business acquisitions. The carrying value of goodwill represents the fair value of an acquired business in excess of identifiable assets and liabilities as of the acquisition date. The carrying value of long-lived assets with identifiable useful lives are amortized based on their economic lives. Goodwill that is expected to contribute indefinitely to our cash flows is not amortized, but must be evaluated for impairment at least annually and when events or changes in circumstances indicate the carrying value may not be recoverable. Long-lived assets are also evaluated for impairment on an annual basis and when events or changes in circumstances indicate the carrying value may not be recoverable. If the total of the expected undiscounted future cash flows is less than the carrying amount of the long-lived assets, we reduce the carrying value of the long-lived assets to its estimated fair value, as determined based on a discounted cash flow approach, or when available and appropriate, to comparable market values. Events and conditions that could result in impairment of our goodwill and long-lived assets include a reduced market capitalization, adverse changes in the regulatory environment, or other factors leading to reduction in expected long-term growth or profitability.

A significant amount of judgment is involved in determining the presence of an indicator of impairment. For the year ended December 31, 2023, due to weaker-than-expected operations, the result of our annual impairment test indicated that there were impairment indicators for certain long-lived asset groups concerning recoverability. Impairment loss is calculated as the amount by which the carrying value of the relevant asset groups exceeds their estimated fair value. Impairment loss of long-lived assets of RMB506.7 million was recorded for the year ended December 31, 2023. We did not record impairment loss of long-lived assets in 2024 and 2025.

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

As of March 31, 2026, 2,674,654 restricted stock units, or RSUs were outstanding, representing 16,047,924 Class A ordinary shares that have been granted to our employees, directors and consultants but not vested; as of the same date, options to purchase 196,422 Class A ordinary shares under our 2010 share incentive plan, or the 2010 Plan, 2014 share incentive plan, or the 2014 Plan, and 2020 share incentive plan, or the 2020 Plan, have been granted and vested to our employees, directors and consultants but not exercised. For details about our share incentive plans, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.” We believe share-based incentive awards enhance our ability to attract and retain key personnel and employees, and we will continue to grant stock options, restricted stock units and other share-based awards to employees in the future.

We account for share-based compensation in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 718, Compensation — Stock Compensation, which generally requires that share-based awards granted to employees be measured and recognized, as an expense, based on the grant date fair value and recognized as compensation expenses over the requisite service period or performance period. For the years ended December 31, 2023, 2024, and 2025, we incurred share-based compensation expense of RMB35.3 million, RMB148.6 million, and RMB25.8 million, respectively. If our share-based compensation expenses continue to be significant, our results of operations would be materially and adversely affected. However, if we limit the size of grants under our share incentive plans to minimize share-based compensation expenses, we may not be able to attract or retain key personnel.

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

Title defects with respect to or encumbrances on certain land and buildings or failure to obtain requisite approvals, licenses or permits in carrying out our property construction may cause interruptions to our business operations. As of the date of this annual report, we had not obtained property ownership certificates with respect to one building currently used by us for operating our data centers. We are in the process of applying for the registration of the land use right and property ownership certificates pursuant to the applicable contracts for assignment of state-owned construction land use right, but we are unable to estimate the time required to complete such registration and obtain such certificates.

We may not have adequate insurance coverage to protect us from potential losses.

Our operations are subject to hazards and risks normally associated with daily operations for our data centers. Currently, we maintain insurance policies for certain equipment and third-party liability insurance for certain entities, but we do not maintain any business interruption insurance. Our insurance coverage for equipment may only be sufficient to cover a portion of the total value of all equipment in the event that losses occur. Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies do in more developed economies. The occurrence of any events not covered by our limited insurance coverage may result in interruption of our operations and subject us to significant losses or liabilities. In addition, any losses or liabilities that are not covered by our current insurance policies or are not insured at all may have a material adverse effect on our business, financial condition and results of operations.

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

Because we are a Cayman Islands company, we are classified as a foreign enterprise under PRC laws and regulations, and our wholly-owned PRC subsidiaries, VNET Data Center Co., Ltd., or VNET China, Joytone Infotech Co., Ltd., or SZ Zhuoaiyi and Shanghai Edge Connect Technology Co., Ltd., or SH Edge Connect, are foreign-invested enterprises, or FIEs. We do not have equity ownership in the variable interest entities. To comply with PRC laws and regulations, we conduct our business in China through contractual arrangements with the variable interest entities and their shareholders. These contractual arrangements allow us to direct the activities of the variable interest entities and their subsidiaries that most significantly impact the economic performance of such entities, and enable us to receive substantially all of the economic benefits of our consolidated affiliated entities in consideration for the services provided by our wholly-owned PRC subsidiaries, and have an exclusive option to purchase all of the equity interest in the variable interest entities when permissible under PRC laws. For a description of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with the Variable Interest Entities and Their Shareholders.” If the PRC government deems that our contractual arrangements with the consolidated affiliated entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our shares may decline in value and become worthless, if we are unable to assert our contractual control right over the assets of our wholly-owned PRC subsidiaries and the consolidated affiliated entities that conduct all or substantially all of our operations. Our holding company in the Cayman Islands, the consolidated affiliated entities, and investors of our company face uncertainty about potential future actions by the PRC government authorities that could affect the enforceability of the contractual arrangements with the consolidated affiliated entities and consequently, significantly affect the financial performance of the consolidated affiliated entities and our company as a group.

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

There are uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business, or the enforcement and performance of our contractual arrangements with the consolidated affiliated entities, including but not limited to VNET Technology, BJ iJoy and SH Zhiyan. These laws and regulations may be subject to change, and their application and enforcement are subject to official interpretation, and therefore, we cannot assure you that we would always be in full compliance with applicable laws and regulations, the violation of which may have adverse effect on our business and our reputation.

In April 2024, as part of our corporate governance improvement initiative, we revisited contractual arrangements with certain VIEs and their respective shareholders and entered into a series of amended and restated contractual agreements to replace and supersede in their entirety the prior contractual agreements entered into years ago. As of the date of this annual report, Han Kun Law Offices, our PRC legal counsel, based on its understanding of the relevant laws and regulations, is of the opinion that as of the date of this annual report, each of the contracts composing the contractual arrangements among us, our wholly-owned PRC subsidiaries, the variable interest entities and their shareholders currently in effect and governed by PRC laws is valid, legally binding and enforceable upon each party of such agreements under PRC laws and regulations, and does not result in any violation of PRC laws or regulations currently in effect. However, we have been advised by our PRC legal counsel that there are uncertainties regarding the interpretation and application of current and future PRC laws and regulations, including the Overseas Listing Regulations, the telecommunications circular described above and the Telecommunications Regulations of the PRC, and the relevant regulatory measures concerning the telecommunications industry, and there can be no assurance that the PRC government authorities will take a view that is consistent with the opinion of our PRC legal counsel. Therefore, we cannot assure you that the PRC government authorities that regulate providers of data center service and other telecommunication services and other participants in the telecommunications industry would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have discretion in interpreting these laws and regulations.

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

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of the variable interest entities in our consolidated financial statements, if the PRC government authorities were to find our legal structure and contractual arrangements to be non-compliant with PRC laws and regulations. We also cannot be certain that equity interests in the variable interest entities will be disposed of in accordance with the contractual arrangements among our PRC subsidiaries, the variable interest entities and the nominee shareholders of the variable interest entities. In addition, new PRC laws, regulations, and rules may be introduced to impose additional requirements, posing additional challenges to our corporate structure and contractual arrangements. If the imposition of any of these government actions causes us to lose our right to direct the activities of the variable interest entities or our right to receive substantially all the economic benefits and residual returns from the variable interest entities and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of the variable interest entities in our consolidated financial statements. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in the variable interest entities, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest. Occurrence of any of these events could materially and adversely affect our business, financial condition and results of operations. In addition, if the imposition of any of these penalties or requirement to restructure our corporate structure causes us to lose the rights to direct the activities of the variable interest entities or our right to receive their economic benefits, we would no longer be able to consolidate such variable interest entities in our consolidated financial statements in accordance with U.S. GAAP. In addition, our shares may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of the VIEs that conduct all or substantially all of our operations. However, we do not believe that such actions would result in the liquidation or dissolution of our company, our wholly-owned subsidiaries in China or the variable interest entities or their subsidiaries. For the years ended December 31, 2023, 2024 and 2025, our consolidated affiliated entities contributed most of our total net revenues.

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

On February 17, 2023, the CSRC issued the Overseas Listing Regulations, which became effective on March 31, 2023. Pursuant to the Overseas Listing Regulations, domestic companies directly or indirectly offer securities or list on overseas markets, including (i) Chinese companies limited by shares and (ii) overseas enterprises with business mainly conducted in China and intends to use its domestic equity, assets, income or other similar interests to offer securities or list on overseas markets, shall submit filing materials to CSRC within three working days after the submission of the application documents for an initial public offering overseas. For issuance of listed securities overseas after listings on the overseas market, filing materials should be submitted to CSRC within three working days after the completion of the issuance. Failure to complete the filing under the Overseas Listing Regulations or conceals any material fact or falsifies any major content in its filing documents may subject the company to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, direct officers-in-charge and other direct personnel-in-charge may also be subject to administrative penalties, such as warnings and fines. On February 17, 2023, the CSRC also issued the Notice on Administration of the Filing of Overseas Offering and Listing by Domestic Companies and held a press conference for the release of the Overseas Listing Regulations, which, among others, clarified that the companies in the Chinese mainland that have been listed overseas before March 31, 2023 are not required to file with the CSRC immediately, but these companies should complete filing with the CSRC for their refinancing activities in accordance with the Overseas Listing Regulations. Based on the foregoing and as advised by our PRC counsel, Fangda Partners, as of the date of this annual report, we are not required to complete filing with the CSRC to maintain our listing status on the Nasdaq Global Select Market at this stage, but we may be subject to the filing requirements for our future capital raising activities under the Overseas Listing Regulations. We cannot assure you that we will be able to complete such filing or meet such requirements in a timely manner or at all, nor that completion could be rescinded, any of which may restrict our ability to complete our future securities offering.

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

We conduct most of our business through our PRC subsidiaries and consolidated affiliated entities in the Chinese mainland. Our operations in the Chinese mainland are governed by PRC laws and regulations. Our PRC subsidiaries are FIEs and are subject to laws and regulations applicable to foreign investment in the Chinese mainland and, in particular, laws applicable to FIEs. The PRC legal system is evolving rapidly, and the PRC governmental authorities may continue to promulgate new laws and regulations regulating our business. For example, on December 29, 2023, the SCNPC published the revised PRC Company Law, which took effect on July 1, 2024. The revised PRC Company Law provides that the registered capital of a limited liability company shall be paid up within five years after the establishment of such company by its shareholders in accordance with its articles of association. We cannot assure you that our business operations would not be deemed to violate any existing or future PRC laws or regulations, which in turn may limit or restrict us, and could materially and adversely affect our business and operations. In addition, rules and regulations in the Chinese mainland can change quickly, therefore, our assertions and beliefs of the risks imposed by the Chinese legal and regulatory system cannot be certain.

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

The Foreign Investment Law and the Implementation Regulations embody an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, uncertainties still exist in relation to their interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “Item 3. Key Information - D. Risk Factors—Risks Related to Our Corporate Structure” and “Item 4. Information on the Company—C. Organizational Structure.”

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

Pursuant to the PRC Enterprise Income Tax Law, or the EIT Law, as recently amended on December 29, 2018, and its implementation rules, which became effective on January 1, 2008 and most recently amended on December 6, 2024, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax, or EIT, purposes. Under the implementation rules of the EIT Law, the term “de facto management body” is defined as the management body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. On April 22, 2009, the State Taxation Administration, or the STA, issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, which was amended in 2013 and 2017, respectively. Circular 82 and its amendments set out certain specific criteria and process for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in China.

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

On February 3, 2015, the STA issued the Notice on Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or Circular 7. Circular 7 extends its tax jurisdiction to not only indirect transfers but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. Circular 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-tax resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-tax resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may re-characterize such indirect transfer as a direct transfer of the equity interests in the PRC tax resident enterprise and other properties in China. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of up to 10% for the transfer of equity interests in a PRC resident enterprise. Nevertheless, Circular 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. Furthermore, Notice of State Tax Administration on Issuing the Working Rules on the Enterprise Income Tax on Income from the Indirect Transfer of Assets by Non - Resident Enterprises (for Trial Implementation), or Circular 68, which became effective on May 13, 2015, built up a special tax adjustment case management system on indirect transaction. In accordance with Circular 68, both parties to the indirect transaction shall report the transfer to the competent tax authority and submit relevant materials. In the case where an indirect transfer is considered as an indirect transfer with unreasonable commercial purposes, the transfer in question shall be reviewed and examined by the provincial tax authorities level by level.

On October 17, 2017, the STA issued the Announcement of the State Taxation Administration on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or STA Bulletin 37, which came into effect on December 1, 2017 and was amended on June 15, 2018. The STA Bulletin 37 further clarifies the practice and procedure of the withholding of non-tax resident enterprise income tax. Pursuant to Circular 7, Circular 68 and STA Bulletin 37, both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes. However, as these rules and notices are relatively new and there is a lack of clear statutory interpretation, we face uncertainties on the reporting and consequences on future private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises, or sale or purchase of shares in other non-PRC resident companies or other taxable assets by us. Our Cayman Islands holding company and other non-PRC resident enterprises in our group may be subject to filing obligations or may be taxed if our Cayman Islands holding company and other non-PRC resident enterprises in our group are transferors in such transactions, and may be subject to withholding obligations if our Cayman Islands holding company and other non-PRC resident enterprises in our group are transferees in such transactions. For the transfer of shares in our Cayman Islands holding company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under Circular 7, Circular 68 and/or STA Bulletin 37. As a result, we may be required to expend valuable resources to comply with these rules and notices or to request the relevant transferors from whom we purchase taxable assets to comply, or to establish that our Cayman Islands holding company and other non-tax resident enterprises in our group should not be taxed under Circular 7, Circular 68 and/or STA Bulletin 37, which may have a material adverse effect on our financial condition and results of operations. There is no assurance that the tax authorities will not apply Circular 7, Circular 68 and/or STA Bulletin 37 to our offshore restructuring transactions where non-PRC resident investors were involved if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. As a result, we and our non-PRC resident investors may be at risk of being taxed under Circular 7, Circular 68 and/or STA Bulletin 37 and may be required to comply with or to establish that we should not be taxed under Circular 7, Circular 68 and/or STA Bulletin 37, which may have a material adverse effect on our financial condition and results of operations or such non-PRC resident investors’ investments in us. We have conducted acquisition transactions in the past and may conduct additional acquisition transactions in the future. We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance for the investigation of PRC tax authorities with respect thereto. Heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

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

A number of our PRC subsidiaries and consolidated affiliated entities, including VNET Beijing, Shanghai Blue Cloud Technology Co., Ltd., or SH Blue Cloud, Shenzhen Diyixian Telecommunication Co., Ltd., or SZ DYX, BJ TenxCloud and SH Edge Connect, are entitled to enjoy a preferential tax rate of 15% due to their qualification as HNTE. The qualification as a HNTE is subject to annual administrative evaluation and a three-year review by the relevant authorities in China. If VNET Beijing, SH Blue Cloud, SZ DYX, BJ TenxCloud and SH Edge Connect fail to maintain or renew their HNTE status, their applicable EIT rate may be increased to 25%, which could have a material adverse effect on our financial condition and results of operations.

From the year ended December 31, 2021 to the year ending December 31, 2030, certain subsidiaries located in Inner Mongolia Autonomous Region, Shaanxi Province and Sichuan Province, were qualified for a preferential tax rate of 15%. The preferential tax rate is awarded to companies that are located in West Regions of China which operate in certain encouraged industries.

For the year ended December 31, 2025, our other PRC subsidiaries would be subject to an EIT rate of 25%, unless they are qualified as Small Scale and Low Profit Enterprises which enjoy a reduced EIT rate to 5%, depending on their annual taxable income and operating scale.

The M&A Rules and certain other PRC regulations establish procedures and requirements for some acquisitions of Chinese companies by foreign investors, which could make it difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules and other recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time - consuming and complex. In addition, the Implementing Rules Concerning Security Review on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises, issued by the MOFCOM, in August 2011, specify that mergers and acquisitions by foreign investors involved in “an industry related to national security” are subject to strict review by the MOFCOM, and prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement. We believe that our business is not in an industry related to national security, but we cannot preclude the possibility that the MOFCOM or other government agencies may publish explanations contrary to our understanding or broaden the scope of such security reviews in the future, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Moreover, the Anti-Monopoly Law requires that the SAMR, be notified in advance of any concentration of undertaking if certain filing thresholds are triggered. Part of our growth strategy includes acquiring complementary businesses or assets in China. Complying with the requirements of the laws and regulations mentioned above and other PRC regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the SAMR, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. If any of our acquisitions were subject to the M&A Rule and were found not to be in compliance with the requirements of the M&A Rule in the future, relevant PRC regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects.

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

We may also decide to finance our PRC subsidiaries for operations in China by means of capital contributions. These capital contributions are subject to the registration with the SAMR or its local counterparts and registration with a local bank authorized by SAFE, and the filing with the MOFCOM or its local counterpart through the enterprise registration system and the enterprise credit information publicity system. We cannot assure you that we will be able to obtain these government approvals or complete such registration on a timely basis, if at all, with respect to future capital contributions by us to our subsidiaries. If we fail to complete such registration or filing, our ability to use the proceeds from our overseas offerings and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

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

Pursuant to the Circular of the State Administration of Foreign Exchange on Matters Concerning Deepening the Reform of Foreign Exchange Administration for Cross-Border Investment and Financing promulgated by the SAFE on September 12, 2025, the registration of domestic re-investment by FIEs shall be cancelled, provided that the special administrative measures for foreign investment access are not violated and the domestic investment projects are true and compliant.

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

As our costs and expenses are mostly denominated in RMB, any appreciation of the RMB against the U.S. dollar would increase our costs in U.S. dollar terms. In addition, as our operating subsidiaries and VIEs in China receive revenues in RMB, any significant depreciation of the RMB against the U.S. dollar may have a material and adverse effect on our revenues in U.S. dollar terms and financial condition, and the value of, and any dividends payable on, our ordinary shares. To the extent that we need to convert any portion of the proceeds denominated in U.S. dollars that we received from our securities issuance into Renminbi for capital expenditures and working capital and other business purposes, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. These and other effects on our financial data resulting from fluctuations in the value of the RMB against the U.S. dollar could have a material and adverse effect on the market price of our ADSs and your investment.

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

The trading price of our ADSs has fluctuated since we first listed our ADSs on the Nasdaq Global Select Market on April 21, 2011. In 2025, the trading prices of our ADSs have ranged from US$4.61 to US$16.13 per ADS. The market price for our ADSs may be highly volatile and subject to wide fluctuations in response to factors including the following:

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

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. We have been named as defendant in a pending shareholder class action lawsuit described in “Item 8. Financial Information - A. Consolidated Statements and Other Financial Information - Legal Proceedings.” We had in the past settled some shareholder class action lawsuits and there is currently one shareholder class action that the parties have reached a settlement and filed a motion for approval of the settlement in accordance with the court’s order to bring the proceedings to a conclusion. We may continue to be involved in similar class action lawsuits in the future. Any such class action lawsuit, whether or not successful, may utilize a significant portion of our cash resources, divert management’s attention from the day-to-day operations of our company, harm our reputation and restrict our ability to raise capital in the future, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

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

For Class C ordinary shares and Class D ordinary shares, the following conversion mechanism is not incorporated into the Company’s memorandum and articles of association, but is nevertheless agreed to with the respective shareholders or documented in the Company’s authorization.

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

Sales of substantial amounts of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs. As of March 31, 2026, there are 1,677,368,135 Class A ordinary shares (excluding (i) treasury shares and (ii) Class A ordinary shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards) issued and outstanding, 30,721,723 Class B ordinary shares issued and outstanding, 60,000 Class C ordinary shares issued and outstanding, no Class D ordinary shares issued and outstanding, and no Series A perpetual convertible preferred shares or Series A-1 perpetual convertible preferred shares issued and outstanding. Class A ordinary shares represented by ADSs are freely transferable without restriction or additional registration under the Securities Act. The remaining Class A ordinary shares issued and outstanding and Class A ordinary shares converted from the Class B ordinary shares, the Class C ordinary shares or Class D ordinary shares will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Certain holders of our ordinary shares, including Success Flow and Choice Faith, may cause us to register under the Securities Act the sale of their shares. Sales of these registered shares in the form of ADSs in the public market could adversely affect the market price of the ADSs.

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

The concentration of ownership and voting power in the hands of a small number of shareholders, and the fact that some of these shareholders and their representatives are also serving as directors and officers of the Company, may give rise to conflicts of interest in some situations. Among others, these controlling persons may, directly or through their affiliates, establish new ventures, make investments or collaborate with third parties in industries and markets associated with or otherwise linked to the Company’s business, insofar as such activities are not in breach of company policy or in breach of their non-compete covenants (if applicable) and are duly disclosed to the board of directors. Because our proprietary technologies, know-hows and business partners are interlinked with those of other telecommunications, media and Internet companies and companies in these industries often share similar growth strategies, such as the use and development of artificial intelligence, it is possible that our controlling persons may conduct business activities in other capacities that, when viewed in hindsight, are not in the best interests of the Company.

Currently, we are not aware that any of our existing shareholders have entered or will enter into a shareholders’ agreement with respect to the exercise of their voting rights other than the voting and consortium agreement dated November 16, 2023 entered by and among Mr. Sheng Chen, our founder, his controlled entities, Success Flow and Choice Faith in connection with the US$299 million equity investments made by Success Flow and Choice Faith, under which Success Flow undertakes to, subject to the conditions thereunder, provide voting proxy to delegate the voting power attached to the shares it beneficially owns to Mr. Sheng Chen for a period ending December 28, 2026. As of March 31, 2026, Mr. Sheng Chen has 40.8% of the voting power attached to the shares he beneficially owns, of which 22.9% of the voting power is attached to the shares beneficially owned by Success Flow, as a result of the voting arrangement mentioned above. However, for so long as such major shareholders continue to own a significant percentage of our shares, they could have the ability to significantly influence the composition of our board of directors and the approval of actions requiring shareholder approval through their voting power. Among other consequences, this concentration of ownership may have the effect of delaying or preventing a change in control and might therefore negatively affect the market price of our ADSs.

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

Based on the market price of our ADSs and Class A ordinary shares, the value of our assets and the composition of our assets and income, we believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2025. We must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). While we do not anticipate becoming a PFIC, no assurances regarding our PFIC status can be provided for any past, current or future taxable year. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. Furthermore, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current taxable year or any future taxable years.

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

Although the law in this regard is not entirely clear, we treat the variable interest entities as being owned by us for U.S. federal income tax purposes because we control their management decisions and we are entitled to substantially all of their economic benefits and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the variable interest entities for United States federal income tax purposes, we are significantly more likely to be treated as a PFIC for our taxable year ended December 31, 2025 and for subsequent taxable years. Because the treatment of the variable interest entities is not entirely clear, because we hold a substantial amount of cash and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of the ADSs or Class A ordinary shares, which could be volatile), there can be no assurance that we will not be a PFIC for our current or any future taxable year.

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

Due to certain restrictions under the PRC laws on foreign ownership of entities engaged in data center and telecommunications value-added services, we conduct our operations in China through contractual arrangements among us, our wholly-owned PRC subsidiaries, the variable interest entities and their shareholders. As a result of these contractual arrangements, we control the variable interest entities and have consolidated the financial information of our consolidated affiliated entities in our consolidated financial statements in accordance with U.S. GAAP. We control: (i) 100% of the equity interests in VNET Technology through our subsidiary, VNET China, which was incorporated in October 2002; (ii) 100% of the equity interests of BJ iJoy following completion of our acquisition of 100% equity interests in iJoy in April 2013; (iii) 100% of the equity interests of SH Zhiyan and its wholly-owned subsidiary, SH Blue Cloud, through our subsidiary, SH Edge Connect, which was incorporated in November 2020. We had also historically controlled 100% of the equity interests of HuLianXinCheng Network (Beijing) Co., Ltd. (“HuLianXinCheng”) through our subsidiary, aBitCool DG, which was incorporated in June 2014. In August 2025, we restructured the VIE structure of HuLianXinCheng by entering into a termination agreement to terminate the contractual arrangements between HuLianXinCheng and aBitCool DG. HuLianXinCheng is now an indirect subsidiary of VNET Technology. On April 21, 2011, our ADSs began trading on the Nasdaq Global Select Market under the ticker symbol “VNET.” We issued and sold a total of 14,950,000 ADSs, representing 89,700,000 Class A ordinary shares, at an initial offering price of US$15.00 per ADS.

From time to time, we have acquired companies that are complementary to our business, as well as made alternative investments and entered into strategic partnerships or alliances as we see fit. We have also divested part of our business as part of our efforts to adjust our business development strategy. For example, we are Microsoft’s local partner to operate in Chinese Mainland, Microsoft cloud offerings: Microsoft Azure, Microsoft 365, Dynamics 365 and Power Platform. In March 2017, we entered into an investment agreement with Warburg Pincus to establish a multi-stage joint venture and build a digital real estate platform in China, with an aim to form additional joint ventures to jointly develop IDC projects, and we reached agreements to restructure our partnership with Warburg Pincus in July 2019. In September 2017, we transferred 66.67% of the equity interest in six wholly-owned subsidiaries engaged in the CDN, hosting area network services and route optimization business, or WiFire Entities, for a nominal consideration of RMB1 for each of the WiFire Entities to Beijing TUS Yuanchuang Technology Development Co., Ltd., a wholly-owned subsidiary of Tsinghua Holdings Co., Ltd., or Tus-Holdings. Upon completion of such transfer, Tus- Holdings and we hold 66.7% and 33.3% equity interest in each of the WiFire Entities, respectively. WiFire Entities have been deconsolidated from our consolidated financial statements since then. In October 2019, we signed a memorandum of understanding with Alibaba to deploy IDC services in support of Alibaba’s expansion throughout Eastern China.

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

In November 2024, we entered into a Cooperation Framework Agreement (the “Pre-Reits Agreement 1”) with Dajia Investment Holding Co., Ltd., a wholly owned subsidiary of Dajia Insurance Group (“Dajia”), and others to collaborate on a data center project located in eastern China. Under the Pre-Reits Agreement 1, the parties are to jointly establish a pre-REITs fund (the “Pre-Reits Fund 1”) to invest in hyperscale data centers in China, with the initial underlying assets of the Pre-Reits Fund 1 being the first and second phases of the data center project, which currently has a total IT capacity of approximately 210MW (the “Assets”). We retain a 51% equity interest in the Assets through the Pre-Reits Fund 1, while Dajia acquires and holds the remaining 49% interest. We continue to provide operation and management services for the data center after the closing to ensure stable, premium IDC services for our customers.

In January 2025, we entered into a Share Purchase Agreement with Quin Link Inc., Yuedi Xiang, Hang Meng, and Piyun Network Technology Group Co., Ltd., among others, to acquire 100% of the share capital of Yi Yun Hongtu (Shanghai) Big Data Technology Co., Ltd. (the “Subject Company”) and its subsidiaries in phases extending until 2030. As part of the phase I acquisition, we first indirectly acquired 51% of the share capital of the Subject Company in January 2025 for a purchase price payable in either of RMB266.7 million or, at our option, 67,654,188 Class A ordinary shares. This phase I purchase price was paid in cash in 2025. We plan to complete phase II and phase III acquisitions by 2030 with total cash consideration for the two phases estimated to be RMB228.3 million, subject to price adjustment.

In August 2025, we entered into a Cooperation Framework Agreement (the “Pre-Reits Agreement 2”) with Dajia Investment Holding Co., Ltd. and other relevant parties. Under the terms of the Pre-Reits Agreement 2, the parties will continue to cooperate in the field of data centers and jointly establish a data center project Pre-Reits fund (the “Pre-Reits Fund 2”), with a total fund size of approximately RMB 1.65 billion. The Pre-Reits Fund 2 is designed to introduce long-term, stable third-party financial investors for specialized investment into our data center projects (the “Data Center Project”). Concurrently, an asset management entity designated by VNET will be appointed to manage the operations of the Data Center Project’s assets. We will retain a 51% equity interest in the assets through the Pre-Reits Fund 2, while Dajia will acquire and hold the remaining 49% interest. The strategic objective of the Pre-Reits Fund 2 is to achieve targeted investment returns for investors through eventual exits via the issuance of, or expansion into, public or private REITs.

We have evaluated the arrangements in connection with Pre-Reits Fund 1 and Pre-Reits Fund 2, and concluded that as of December 31, 2025, a subsidiary of the Company and a VIE’s subsidiary are the primary beneficiaries of the two funds, whose financial results have been consolidated into our consolidated financial statements in accordance with U.S. GAAP.

In November 2025, we launched the CPIC Asset Management - 21Vianet Data Center HoldCo real estate green asset-backed special scheme, with China Pacific Insurance (Group) Co., Ltd. acting as the scheme manager. Upon its establishment, this ABS Scheme will acquire 100% of the equity interest in the relevant project companies through a subordinate fund. As of the date of this annual report, the asset-backed securities (“ABS”) have been successfully issued and listed on the Shanghai Stock Exchange, with a total issuance size of RMB 0.86 billion. Approximately 93% of the ABS were subscribed to by top-tier institutional investors in China, while we retained the remaining 7%. Following the completion of this transaction, VNET no longer retain control over the Data Center Project. Furthermore, one of VNET’s subsidiaries will continue to serve as the primary operating entity, fulfilling all service obligations under existing customer service agreements.

In February 2026, utilizing the a data center project located in northern China as the underlying assets, we launched a data center asset-backed special scheme (the “ABS Scheme 1”), with Sinolink Securities Asset Management Co., Ltd. acting as the scheme manager. Upon its establishment, the ABS Scheme 1 will acquire 100% of the equity interest in the relevant project companies. As of the date of this annual report, the ABS have been successfully issued and listed on the Shanghai Stock Exchange, with a total issuance size of RMB1.702 billion. Approximately 70% of the ABS equity were subscribed to by top-tier institutional investors in China, while we retained the remaining 30%.

In February 2026, utilizing a data center project located in eastern China as the underlying assets, we launched a data center asset-backed special scheme (the “ABS Scheme 2”), with Sinolink Securities Asset Management Co., Ltd. acting as the scheme manager. Upon its establishment, the ABS Scheme 2 will acquire 100% of the equity interest in the relevant project companies. As of the date of this annual report, the ABS have been successfully issued and listed on the Shanghai Stock Exchange, with a total issuance size of RMB4.654 billion. Approximately 70% of the ABS were subscribed to by top-tier institutional investors in China, while we retained the remaining 30%.

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

B.Business Overview

We are a leading carrier-neutral and cloud-neutral data center service provider in China. We have one of the largest carrier-neutral data center networks in China with an aggregate capacity in service of 889MW from our wholesale IDC business and 49,863 cabinets in service from our retail IDC business as of December 31, 2025. Our data centers are concentrated in tier-1 cities in China and their surrounding regions, which have favorable supply-demand dynamics, owing to dense internet traffic, scarce resources and high demand for data center facilities. Most of our data centers and our POPs are connected across China. We offer managed hosting services to host our customers’ servers and networking equipment and provide interconnectivity to improve the performance, availability and security of their internet infrastructure. We have adopted a “dual-core” strategy to address both retail and wholesale data center market opportunities. Our retail IDC business provide different levels of services that are scalable to meet our customers’ needs, from a single cabinet up to megawatt-scale deployments. Our wholesale IDC business provide customers with new data center sites constructed and developed by us based on their specified standards. We believe that the scale of our data center footprint and networking assets as well as our carrier- and cloud-neutrality position us well to capture the vast opportunities in the rapidly expanding market of internet and cloud computing infrastructure services in China.

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

According to Frost & Sullivan, China’s carrier-neural data center service market is expected to grow by a CAGR of 18.5% from 2025 to 2030. The continuing drivers for the data center demands consist of (i) growing IT outsourcing capacity and demand by enterprises; (ii) implementation of 5G network; (iii) growing data center service demand from China’s cloud service providers and internet giant; (iv) favorable government policies; (v) customer segments driving data center service demand; and (vi) technological innovation driving the accelerated development of data centers. We led the market with a year-over-year (YoY) growth rate in carrier-neutral data center services and an impressive YoY growth rate in the wholesale segment, representing the highest growth among scaled carrier-neutral data center service providers in China, highlighting our strong market advantages, according to Frost & Sullivan. In terms of revenue generated from retail carrier-neutral data center service, we also ranked first place with the market share of 12.3% in 2025, according to the same source.

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

With a nationwide data center network and comprehensive service offerings, we have attracted a diversified and loyal customer base. As of December 31, 2025, we had over 1,500 customers for our managed hosting services and over 7,000 enterprise customers in total. We also enjoy long-standing relationships with our customers and have high customer retention, as evidenced by our low average monthly hosting churn rate for managed hosting services, which was 0.4%, 0.2%, and 0.1% in 2023, 2024, and 2025, respectively.

Our Service Offerings

Through our quality data center network, we offer comprehensive hosting and related services, including both IDC business and non-IDC business.

●	IDC business refers to managed hosting services. Beginning in the first quarter of 2024, we refined our classification of IDC business by categorizing them based on the nature and scale of our data center projects, distinguishing between wholesale IDC and retail IDC businesses. This adjustment aligns more closely with our operational approach and industry practices. Prior to 2024, the classification was based on customer contract types.
●	Wholesale IDC Business provides internet giants and large-scale cloud computing service providers with data center sites that we have constructed and developed. Since 2019, we have implemented a “dual-core” strategy to capitalize on opportunities in the wholesale IDC market. We construct and deliver data centers based on these customers’ required specifications and standards;
●	Retail IDC Business includes (i) colocation services that dedicate data center space to house our customers’ servers and networking equipment and provide tailored server administration services, (ii) interconnectivity services that allow customers to connect their servers with each other, internet backbones in China and other networks through our Border Gateway Protocol, or BGP, network, or our single-line, dual-line or multiple-line networks, and (iii) value-added services, including hybrid IT services, bare metal services, firewall services, server load balancing, data backup and recovery, data center management, server management, and backup server services.
●	Non-IDC Business consists of cloud services and VPN services. Our cloud services allow customers to run their applications over the internet using our IT infrastructure rather than having the infrastructure on their own premises. Our VPN services extend customers’ private networks by setting up secure and dedicated connections through the public internet.

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

●	Planning: We engage with our clients from the site selection and planning stage and choose the sites for wholesale data centers at the strategic locations which fits into our clients’ IT infrastructure deployment and provides great access to power and connectivity. Backed by multi-year experience and strong presence in key markets, we are able to conduct in-depth analysis and select the most suitable location based on clients’ requirements by acquiring or leasing green-field sites or existing industrial buildings from third parties. Our team works closely with local government authorities to obtain necessary permits and approvals and with electric utilities to obtain sufficient power supply. We also actively cooperate with telecommunication carriers to ensure multi-carrier connectivity to our wholesale data centers.
●	Design: Leveraging our technological know-how from our internal design teams and a comprehensive data center product portfolio, developing and accumulating through the designs and construction of retail data centers, we are dedicated to ensuring that each of our wholesale data centers meets the specific requirements of our clients and achieves industry leading energy efficiency and operating performance. Our technology strengths, such as advanced cooling technology and power management technology, are integrated due to close collaboration among our internal design team, research and development team and external design institutes.
●	Construction: We believe our well-established relationships with high quality contractors and suppliers, combined with our specialized construction team consisting of experienced professionals, help us to ensure fast delivery and cost effectiveness in data center construction. As opposed to retail data centers, typically the wholesale data centers are built to suit and customized to fulfill our clients’ different technical requirements. Furthermore, our clients require us to deliver wholesale data centers in large volumes within a prescribed construction period.
●	Operations: We are one of the first carrier neutral data center service providers in China and commenced operations in 1999. Since then, we haven’t encountered any disastrous accident over the last 25 years, demonstrating our strong operational expertise. We are able to provide service-level agreement for 99.9% uptime for power and 99.9% uptime for network connectivity for our self-built data centers. Our operational excellence to deliver wholesale data centers with high reliability, availability, security and manageability are sought by our wholesale clients. As a result, operations and management expertise becomes an increasingly important criteria when they select their data center partners.

Retail IDC Business

Our retail IDC business includes colocation services, interconnectivity services, and value-added services.

●	Colocation Services allow customers to lease partial or entire cabinets for their servers. Our customers have full control over their server(s) housed in our data centers. Depending on customer needs, we provide different levels of tailored server administration services, including operating system support and assistance with updates, server monitoring, server backup and restoration, server security evaluation, firewall services, and disaster recovery. Our customers’ servers are housed in our data centers providing redundant power supplies and heating, ventilating and air conditioning systems. Our colocation services relieve customers from the daily pressures of IT infrastructure maintenance so that they can focus on their core businesses. Customers have the option to either place their servers and equipment in standard cabinets dedicated for their exclusive use, or in cabinets shared with other customers. They can customize their cabinet space for their servers, network connections and other equipment. Customers can elect to buy the hardware that they place within their cabinets from their chosen suppliers. In addition, customers can also lease power-enabled blank space, where they can place their own cabinets in our data centers or use our services to build their customized cabinet space.
●	Interconnectivity Services are provided by us in the following ways:
o	Border Gateway Protocol (“BGP”) Network Services. We provide network services that use BGP routing protocol and policies, which allow the internet to become a decentralized system and thereby reduces traffic congestion and data transmission time;
o	Single-line Network Services. Some of our customers choose to connect their servers only to one telecommunication carrier in China. Based on their selections, we provide them with network connection to the major telecommunication carriers, including China Telecom, China Unicom and China Mobile; and
o	Multiple-line Network Services. As a carrier-neutral service provider, our data centers are connected to all carrier and non-carrier networks in China. Customers then may choose to connect their servers to two or multiple networks, which provides more cost-effective internet access and ensures better business continuity. Our interconnectivity services connect our customers with each other, connect our data centers with telecommunication carriers’ backbone network and other networks. We provide cross-connection services to our customers. Upon the request of the customers, we utilize single or multi-mode fibers to create links between the customers directly and exclusively.
●	Value-Added Services are provided by us in the following ways:
o	Hybrid IT Services. Our hybrid IT services provide customers with a complete package of infrastructure service offerings, conveniently bundled to expedite the customer’s process to launch their applications and products to the extent possible. In conjunction with our infrastructure-as-a-service, or IaaS, and platform-as-a-service, or PaaS, hybrid IT services combine colocation, servers, connectivity, storage and customer services to save IT infrastructure deployment time, and provide a complete, reliable, and secured environment for customer’s IT demands. As more customers move their IT resources to the cloud, our cloud-neutral platform will enable our hybrid IT services to provide elastic cloud services as well as their inter-linked connections;
o	Private Cloud, Hybrid Cloud and Cloud Native Services. We provide private cloud, hybrid cloud and multi-cloud managed services to address enterprises’ needs in aspects of data sovereignty, cost of ownership, and customization through our proprietary technologies and technical integration with selected partners, such as VMWare, Redhat and ZStack. Through BJ TenxCloud, one of our subsidiaries, we also provide digitalization solutions to customers based on our in-house developed cloud native platform. Customers can fully exploit elasticity and flexibility of our cloud solutions and modernize their applications and infrastructure, to achieve more efficient software development and production; and
o	Other Value-Added Services. To complement our hosting services and enhance our customers’ experiences, we also provide other value- added services, including bare metal services, firewall services, server load balancing, data backup and recovery, data center management, server management, and standby server services. In addition, we also provide customers with traffic charts and analysis, gateway monitoring for servers, domain name system setup, defense mechanism against distributed denial of service (DDOS) attacks, basic setting of switches and routers, and virus protections.

Non-IDC Business

Our non-IDC business includes cloud services and VPN services.

●	Cloud Services. We started providing public cloud services in 2013 through our cooperation with Microsoft. Under our cooperation arrangement with Microsoft, we provide Microsoft’s cloud services, including Azure, Microsoft 365 (formerly Office 365), Dynamics 365 and Power Platform, to customers in the Chinese mainland by entering into service agreements with such end customers.

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

The total customer billing amounts are divided between Microsoft and us, and we retain a portion of the total customer billing amounts based on the agreed-upon metrics. All sales amounts from our services to customers are deposited into an escrow account which are jointly administered by Microsoft and us, and we settle the payments to Microsoft on a monthly basis. In addition, we are entitled to receive incentive payments from Microsoft upon the completion of certain sales or services conditions. Our current agreement with Microsoft will be renewed automatically year by year.

●	VPN Services. We offer VPN services, primarily through Dermot Holdings Limited and its subsidiaries, or Dermot Entities, which we acquired in August 2014 and hold the brand of DYXnet. We offer customers best-in-class, enterprise-grade network services in numerous cities throughout Greater China and the wider Asia-Pacific region. We provide enterprise network solutions including Multiprotocol Label Switching (“MPLS”) and Software-Defined WAN (“SD- WAN”), internet access and network security solutions, and fully managed network enabling connectivity with 224 POPs across Asia, of which 105 POPs are for VPN services. We have further expanded our product portfolio to include Cloud & SaaS solutions, and the fast deployment on connecting public cloud around the Globe with high-speed network connections. In 2022, we launched the Secure Access Service Edge (“SASE”) solution based on our SD-WAN services.

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

Our Infrastructure

Our infrastructure, which consists of our data centers and data transmission network, is the foundation upon which we provide services to our customers. As of December 31, 2025, we operate self-built data centers and partnered data centers mainly located in tier-1 and surrounding cities in China, including all major internet hubs, as well as locations in Southeast Asia, with an aggregate capacity in service of 889MW from our wholesale IDC business and 49,863 cabinets in service from our retail IDC business. Our extensive network, consisting of 224 POPs, is a “high-speed internet railway” that connects our data centers with each other and links them to China’s telecommunication backbones.

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

The table below sets forth capacity in service and capacity under construction from wholesale IDC business as of December 31, 2025.

	As of December 31, 2025
		Percentage of
	Capacity (MW)	Capacity
Wholesale IDC business
Capacity in service	889	—
Capacity committed	848	95.3%
Capacity utilized	623	70.1%
Capacity under construction	452	—
Capacity pre-committed	156	34.5%

The table below sets forth number of cabinets in service from retail IDC business as of December 31, 2025.

As of December 31, 2025
Number of Cabinets
Retail IDC business
Self-built	46,146
Partnered	3,717
Total	49,863

Our nationwide network of data centers not only enables us to serve customers in extended geographic areas, but also establishes a national data transmission network that sets up connections among carriers and service providers in various locations.

The table below sets forth our portfolio of self-built capacity in service from wholesale IDC business as of December 31, 2025.

	As of December 31, 2025
	Capacity in service (MW)	Percentage of Contribution
Greater Beijing Area	578	65.0%
Yangtze River Delta	311	35.0%
Total	889	100.0%

The table below sets forth our portfolio of self-built cabinets in service from retail IDC business as of December 31, 2025.

	As of December 31, 2025
	Number of Self-built Cabinets in Service	Percentage of Contribution
Greater Beijing Area	Approximately 25,900	56.1%
Yangtze River Delta	Approximately 9,300	20.3%
Greater Bay Area	Approximately 6,600	14.4%
Others	Approximately 4,300	9.2%
Total	Approximately 46,100	100.0%

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

Our Network

Our network transmits data and directs internet traffic, forming an internet highway system that is linked to the networks of major carriers, non-carriers and ISPs and enhances communications among our data centers, our customers and end users located throughout China and around the world. As of December 31, 2023, 2024, and 2025, our network connected 222, 222, and 224 POPs throughout Asia.

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

Customers and Customer Support

Our Customers

We serve a diversified and loyal base of customers, depending on the different types of services provided by us, our customers include (i) enterprise customers for our hosting and related services, and (ii) individual customers who signed up for the Microsoft Azure, Microsoft 365 (formerly Office 365), Dynamics 365 and Power Platform services. As of December 31, 2025, we had over 7,000 enterprise customers, of which over 1,500 enterprise customers are using our managed hosting services. Our enterprise customers represent a variety of industry verticals with different business scale, ranging from information technology and cloud services, telecommunication carriers, communications and social networking, gaming and entertainment, ecommerce, automobile to financial services and government agencies, as well as from blue-chip enterprises to small- to mid-sized enterprises.

We have a loyal customer base, as evidenced by our low churn rate. Our average monthly hosting churn rate, based on our core IDC business, was 0.4%, 0.2% and 0.1%, in 2023, 2024, and 2025, respectively. Our average monthly recurring revenue from our top 20 customers was RMB230.0 million, RMB260.2 million, RMB354.5 million in 2023, 2024, and 2025, respectively.

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

Technologies for Data Centers

We have implemented many technologies in designing and constructing our data centers, such as power transfer switch, cooling, lighting and energy recycling technologies, to improve the electricity power consumption and energy efficiency of our data centers. We are the first data center service provider that passed the ISO50001: 2011 Energy Management System Certification in 2017. One of our data centers is among the first national green data centers named by Chinese Institute of Electronics in 2018. We also apply heat recovery technologies at certain of our data centers to recover the waste heat from the exhaust of data centers to generate domestic hot water, which have improved our data center’s energy efficiency.

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

We have made continual investments and trainings for research and development to drive our growth in both mature and emerging businesses. As of December 31, 2025, we had 284 experienced engineers who have more than ten years of relevant industry experience.

Our research and development efforts have yielded 249 patents, 165 patent applications and 450 software copyright registrations as of December 31, 2025, all in China and focused on the following areas: (i) energy-saving algorithm technologies, (ii) liquid cooling technology, (iii) power distribution architecture design, (iv) computing power and data center design, and facility maintenance and operations, (v) network operation and maintenance management, (vi) cloud-related technologies, and (vii) blockchain and other cutting-edge technologies.

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

Competition

We face competition from a wide range of data center service providers and other value-added service providers, including:

●	Carriers. We face competition from state-owned telecommunication carriers, including China Telecom, China Unicom and China Mobile. According to Frost & Sullivan, carrier-operated data centers took a share of 55.7% of the data center service market in 2025. In addition, all carriers operate their own networks. Competition is primarily focused on pricing, quality of services and geographic coverage. We believe we are well-positioned to compete with these major carriers. Unlike the three carriers, which construct data centers primarily to promote the sales of bandwidth, we provide connectivity to multiple networks in each of our carrier-neutral data centers, providing superior choice and performance. Our private network provides enhanced connectivity among different networks. In comparison, data centers operated by the three carriers generally provide access only to their own network and are often constrained by their networks’ coverage. Due to inadequate interconnectivity among China’s carriers’ networks and among the same carrier’s networks in different provinces, interconnectivity bottlenecks remain a major problem, contributing to slow transmission speeds across services and applications.
●	Carrier-neutral service providers. We face competition from other carrier-neutral service providers, such as SINNET and GDS. Competition is primarily focused on pricing and the quality and breadth of service offerings. We distinguish ourselves by our superior interconnectivity, extensive data transmission network, large number of high-quality data centers, and superior operations, maintenance and other customer services. Due to the unique nature of data center services, where relocation of customer servers and equipment is operationally difficult, customers are highly selective in choosing their data center service provider. Our strong brand, superior reputation and extensive operating experience and expertise remain the key differentiator in attracting and retaining our customers.
●	In-house data centers. Businesses may choose to house and maintain their own IT hardware, such as Baidu, Tencent and Alibaba, and other large enterprises, particularly in the financial services sector. Due to their in-house capabilities, these customers may outsource fewer services to other third-party data center service providers including us, if at all. However, we believe our data centers, coupled with our superior network services, offer a unique combination of hosting services that would make us attractive to businesses with in-house data centers.
●	Cloud service providers. Cloud services are a new and emerging market and therefore, we face competition from various market players who have entered into or plan to enter into the new market. In partnership with Microsoft, we offer cloud services, including Microsoft Azure, Microsoft 365 (formerly Office 365), Dynamics 365 and Power Platform, in China. We compete with domestic Chinese cloud service providers, such as Alibaba Cloud and Tencent Cloud, as well as international cloud services which are operated by other data center service providers in China, such as AWS. We believe our partnerships with Microsoft will make us attractive to potential customers, especially enterprise and government entity customers that have a strong demand for cloud services.
●	Other valued-added service providers. We face competition from other value-added telecommunications service providers including VPN service providers, such as Citic Telecom CPC, NOVA and HKT. As one of the leading service providers in each one of these value-added service markets, we believe our offerings not only complement our core hosting services, but also position us to capture additional growth opportunities.

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

As a participant of the United Nations Global Compact, or the UNGC, VNET pledges to support its Ten Principles and the achievement of the United Nations Sustainable Development Goals, or the SDGs. In 2025, based on our “SHIELD” sustainability system, we actively carried out sustainable actions in the six implementation areas, namely Society, Human, Innovation, Environment, Leadership, and Development.

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

We require all employees and suppliers to sign the anti-bribery commitment letter. In 2025, the company achieved 100% coverage of anti-corruption training for directors and employees, and as of December 31, 2025, there were no concluded legal cases regarding corrupt practices against the company or its employees.

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

We promote the achievement of carbon neutrality through the four pathways, namely, carbon reduction, carbon removal, carbon offset, and carbon empowerment, making full use of energy-saving technology, renewable energy transformation, carbon trading, and upstream and downstream empowerment throughout the industrial chain. In 2025, we continued to conduct practices in technological innovation, distributed photovoltaic energy storage, green power trading and other aspects, and achieved significant results.

In 2025, we conducted greenhouse gas emissions inventory and verification covering Scope 1, Scope 2, and Scope 3 within the organizational and reporting boundaries of 2025.

Environmental Initiatives

We are actively following a green development path that is “high-efficient, low-carbon, intensive and circular”, with the focus on improving the green management capability of a data center throughout its life cycle of siting, design, construction and operation to reduce its carbon footprint.

We actively respond to the national goal of accelerating the construction of a novel power system with new energy as the main body, and actively explore renewable energy, energy storage technology, energy-internet and other fields, leading the energy transformation of the industry. We are actively participating in green electricity procurement in many regions. In 2025, our total energy from renewable sources was about 1,253,719 MWh, and the proportion of renewable energy reached about 36%. We also achieved an annual average PUE of 1.24 at our data centers with stabilized operations in 2025.

Climate Impact

We have taken climate change into consideration in our corporate strategy. Based on the degree of potential financial impact, impact on the stability of business activities, customer and shareholder concerns and other dimensions, we regularly evaluate risks and opportunities related to assets and businesses.

Reliable Products and Services

Operational safety and stability represent one of our core value objectives. Therefore, we continue to strengthen business continuity management and have passed the certification of Business Continuity Management Systems (ISO 22301). In 2025, we achieved zero major IDC operational disruptions or network outages.

We provide customers with high-quality pre-sales and after-sales services, and attach importance to the continuous improvement of service. In 2025, nationwide customer satisfaction reached 99.6%.

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

We carry out information security management from three levels of physical security, internal cybersecurity and external cybersecurity, and formulate privacy policies to ensure the security of personal data and privacy. We attach great importance to the cultivation of employees’ information security awareness and carry out various forms of information security training for employees. In 2025, we provided information security training to 100% of our employees. For more information, see “Item 16.K. Cybersecurity.”

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

As of December 31, 2025, the total number of our employees was 2,784.

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

As of December 31, 2025, 26% of our employees were female, and 31% of our employees for management positions were female.

Training and Development

We attach great importance to the training of talents, formulate the Employee Training Management System and establish a systematic and multi-level employee training system to carry out targeted training for employees at different development stages. We realize digital talent training through the VNET E-Learning platform. As of December 31, 2025, 947 courses had been launched on the platform. The average training hours per employee reached 37.89 hours.

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

Public Welfare

We actively fulfill social responsibilities as a corporate citizen and leverage our industrial strengths so that local communities can benefit from our operations. In 2025, we carried out various public welfare projects pertaining to ecological protection, elderly care, and disaster relief efforts, and also actively participated in science and technology education as well as special education. In 2025, we donated a total amount of RMB3.5 million to the Tsinghua University Education Foundation to support academic development and talent cultivation.

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

In September 2024, the NDRC, and the MOFCOM promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment (2024 version), or the 2024 Negative List, which took effect from November 1, 2024. On December 15, 2025, the MOFCOM and the NDRC jointly published the Catalog of Industries for Encouraging Foreign Investment (2025 Version), which became effective on February 1, 2026.

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

Pursuant to the Cross-Regional VAT License issued to VNET Technology by the MIIT on June 20, 2024 with a term effective until April 6, 2028, VNET Technology is permitted to carry out (i) internet access service under the first category of “value-added telecommunications business” across three province-level municipalities and provinces in China; and (ii) data center business (excluding internet resources coordination service) under the first category of “value-added telecommunications business”, which covers the services in three province-level municipalities and cities in China.

Pursuant to the Cross-Regional VAT License issued to SZ DYX by the MIIT on September 18, 2013 (which was most recently updated on January 22, 2026) with a term effective until March 17, 2028, SZ DYX is permitted to carry out (i) VPN services under the first category of “value-added telecommunications business” in China; (ii) data center business under the first category of “value-added telecommunications business”, which covers the services in Beijing, Shanghai and Shenzhen; (iii) data center business (solely providing internet resources coordination service) under the first category of “value-added telecommunications business”, which covers the services in five cities in China; (iv) internet access service under the first category of “value-added telecommunications business” across three province-level municipalities and provinces in China; (v) internet access service (solely providing services for website users) under the first category of “value-added telecommunications business” across 28 province-level municipalities, autonomous regions and provinces in China; (vi) domestic multi-party communications services under the second category of “value-added telecommunications business” across China; (vii) information service business (solely providing internet information service);(viii) content delivery network business under the first category of “value-added telecommunications business” across China; and (ix) internet domain name resolution service business under the second category of “value-added telecommunications business” in China.

Pursuant to the VAT License issued to SH Blue Cloud by Shanghai Communications Administration on March 23, 2017 (which was most recently updated on November 18, 2022) with a term effective until October 20, 2027, SH Blue Cloud is permitted to carry out (i) information service business (limited to internet information service) under the second category of “value-added telecommunications business”; (ii) online data processing and transaction processing service under the second category of “value-added telecommunications business”; and (iii) internet domain name resolution service under the second category of “value-added telecommunications business” in Shanghai. In addition, SH Blue Cloud obtained the Cross-Regional VAT License issued by the MIIT on January 24, 2015 (which was most recently updated on February 6, 2026) with a term effective until January 3, 2030, pursuant to which SH Blue Cloud is permitted to carry out (i) fixed network domestic data transmission business under the second category of “basic telecommunications business” across China; (ii) data center business under the first category of “value-added telecommunications business” in Beijing, Shanghai, Zhangjiakuo and Nantong; (iii) CDN service under the first category of “value-added telecommunications business” in Beijing and Shanghai; (iv) VPN services under first category of “value-added telecommunications business” in Beijing and Shanghai; (v) internet access service under the first category of “value- added telecommunications business” in Beijing, Shanghai, Hebei province and Jiangsu province; and (vi) domestic multi-party communications services under the second category of “value- added telecommunications business” across China.

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

Some local governmental authorities also issued regulations and relevant implementation rules in order to control the energy conservation of data centers. For example, on February 14, 2022, the GOPGB issued the Beijing Municipality’s Catalogue for the Prohibition and Restriction of Newly Increased Industries (2022 Edition), or the 2022 Catalogue, which is a revised edition of the catalogue GOPGB issued in 2018. The 2022 Catalogue prohibits new construction or expansion within Beijing of (i) call centers, and (ii) data centers which are involved in providing internet data services or information processing and storage support services, except for cloud computing data centers in compliance with the Implementation Plan on Coordinated Development of Data Centers in Beijing. Moreover, in July 2021, the Development and Reform Commission of Beijing Municipality published the Regulations on Further Strengthening the Regulations on Energy Conservation Monitoring of Data Center Projects to stipulate further energy conservation requirements applicable to data center projects, including, among others, limiting the proportion of power of racks for data storage function, requiring higher usage percentage of renewable energy sources and lower PUE, as well as charging more expensive and differentiated power tariffs accordingly for data centers with PUEs above 1.4. On July 3, 2023, the Development and Reform Commission of Beijing Municipality published the Notice on Further Strengthening the Regulations on Energy Conservation Monitoring of Data Center Projects, which replaced the Regulations on Further Strengthening the Energy Conservation Monitoring of Data Center Projects and reaffirmed the aforementioned energy conservation requirements. On November 14, 2024, the Beijing Municipal Commission of Economy and Information, the Beijing Municipal Development and Reform Commission and the Beijing Municipal Communications Administration jointly issued the Beijing Existing Data Center Optimization Work Plan (2024-2027), which stipulates that by 2027, the energy efficiency levels of data centers in Beijing must fully comply with local standards, with the average annual PUE being reduced to below 1.35, and data centers with a PUE higher than 1.35 are identified as the primary targets for optimization. In furtherance of the foregoing plan, Beijing has implemented stricter energy conservation measures for data centers in 2025. Specifically, newly built large‑scale and ultra‑large‑scale data centers within Beijing are subject to a stringent PUE cap of 1.15, the strictest standard nationwide. For existing data centers, the municipal authorities have set an interim target of reducing the average PUE to 1.2 or below by 2025, ahead of the 2027 target of 1.35. To enforce compliance, Beijing will impose differentiated power tariffs ranging from RMB 0.2 to 0.5 per kWh on data centers with a PUE exceeding 1.35 starting from 2026. Conversely, eligible data centers that complete energy‑saving retrofits and meet the PUE requirements may receive financial incentives of up to RMB 5 million per project. These measures, implemented in 2025, reinforce Beijing’s regulatory framework for data center energy efficiency and accelerate the green transformation of the sector.

On January 2, 2019, Shanghai Municipal Commission of Economy and Information and Shanghai Municipal Development and Reform Commission jointly published the Guidance on Strengthening the Coordinated Construction of the Internet Data Center in Shanghai Municipality, pursuant to which, authorities encourage to effectively control the construction scale and energy consumption gross of internet data centers and aim to reach several goals including, among others, the PUE of newly constructed internet data center shall be strictly controlled below 1.3, and the PUE of reconstructed internet data center shall be strictly controlled below 1.4, from the year 2020 onward. In April 2021, the Shanghai Municipal Commission of Economy and Informatization and the Shanghai Municipal Development and Reform Commission jointly published their Notice on Coordinated Construction of Data Centers in Shanghai in 2021 to restate that the comprehensive PUE of newly constructed data centers should be lower than 1.3 and reconstructed data centers should be lower than 1.4. Moreover, in November 2022, the Shanghai Municipal Commission of Economy and Informatization and the Shanghai Municipal Development and Reform Commission jointly published the Implementation Plan for Peaking Carbon Dioxide Emissions in New Infrastructures in Shanghai, which provides that the PUE of newly constructed data centers should be lower than 1.3 during the “14th Five-Year Plan” period, and should strive to be lower than 1.25 during the “15th Five-Year Plan” period. In April 2024, Shanghai issued the “Shanghai Action Plan to Promote Large-scale Equipment Renewal and Consumer Goods Replacement (2024-2027)” to promote green and low-carbon transformation of data centers. Overall planning and orderly promotion of the intensive construction of data centers shall be implemented, with reasonable control of the total scale, focusing on supporting intelligent computing power data centers with important functions. The project energy efficiency entry threshold shall be increased, and the PUE of new data centers shall not be higher than 1.25. Efforts shall be made to speed up the upgrading of existing data centers; small, inefficient, and high-energy-consuming old data centers will be included in the industrial restrictions and elimination catalog. The promotion and application of efficient refrigeration technology and new energy shall be increased, striving to ensure that the PUE after transformation is not higher than 1.4, and to achieve annual energy savings of more than 50,000 tons of standard coal. On August 22, 2024, the Shanghai Municipal People’s Government published the Shanghai Action Plan for Accelerating Green and Low-Carbon Transformation (2024-2027), which reiterates the requirement that the PUE of newly constructed data centers must be controlled below 1.25, and the existing data centers, after undergoing renovation, must achieve a PUE of no higher than 1.4. In 2025, the competent authorities of Shanghai released its carbon peaking implementation plan for new-type infrastructure, imposing stricter PUE caps on newly built data centers within and outside the Outer Ring Road at no higher than 1.15 and 1.25 respectively, and requiring the PUE of existing data centers to be lowered to below 1.4, while providing preferential power tariffs for qualified green data centers and imposing risk warnings and restrictive measures on those with PUE exceeding 1.35.

In April 2019, the Shenzhen Development and Reform Commission issued the Notice on the Relevant Matters of Energy Conservation Examination for Data Centers to strictly control the amount of annual comprehensive energy consumption of newly constructed data centers. In November 2020, the General Office of the People’s Government of Guangdong Province issued the Three-year Implementation Plan (2020-2022) on Promotion of the Construction of New Infrastructures in Guangdong Province, pursuant to which the average designed PUE of data centers in Guangdong Province should be lower than 1.3 as of the year 2022. In April 2021, the Energy Bureau of Guangdong Province published the Notice on Guangdong Province Data Center Energy Consumption Protection Requirement, according to which from 2021 to 2022, as a principle, increases in new data center racks will not be approved in Guangdong Province, except for projects integrating existing resources and constructed by enterprises for self-use (small scale data centers with 1,000 or fewer standard racks). In addition, on December 2, 2022, the Development and Reform Commission of Guangdong Province and the Department of Industry and Information Technology of Guangdong Province jointly issued the Opinions on Strengthening the Layout and Construction of Data Centers, pursuant to which, the average PUE of data centers which are newly constructed and located in data center clusters of national hubs shall be at or below 1.25 while the average PUE of other data centers in Guangdong province shall be at or below 1.3. In 2025, Guangdong Province adopted tiered PUE controls, under which newly built data centers in the Pearl River Delta are limited to a PUE of no higher than 1.20 and those in other regions to no higher than 1.25, supported by a whitelist mechanism that grants favorable policies on land, financing and taxation to compliant green data centers and suspends project registration for non-compliant ones.

Regulations on Foreign Investment in Telecommunications Enterprises

The PRC government imposes limitations on the foreign ownership of PRC companies that engage in telecommunications-related business. Pursuant to the Administrative Rules for Foreign Investments in Telecommunications Enterprises, or the Foreign Investment Telecommunications Rules, issued by the PRC State Council on December 11, 2001 and effective on January 1, 2002, which was further amended on February 6, 2016, a foreign investor is currently prohibited from owning more than 50% of the equity interest in a PRC company that engages in value-added telecommunications business, and the major foreign investor of a telecommunication business in China must also have experience and a sound track record in providing value-added telecommunications services overseas. Although the 2024 Negative List allow a foreign investor to own more than 50% of the total equity interest in e-commerce business, domestic multi-party communications services, information storage and re-transmission services, and call center services, other requirements provided by the Foreign Investment Telecommunications Rules (such as the track record and experience requirement for a major foreign investor) still apply. Foreign investors that meet these requirements must obtain approvals from the MIIT, which retain discretion in granting approvals. On April 7, 2022, the State Council of the PRC issued the Decision to Amend and Abolish Certain Administrative Regulations, which makes amendments to the Foreign Investment Telecommunications Rules. The amendments include, among others, removing the qualification requirements for major foreign investors that hold interest in PRC companies conducting value-added telecommunications business as set out in the Foreign Investment Telecommunications Rules. The amended Foreign Investment Telecommunications Rules became effective on May 1, 2022.

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

On February 17, 2025, the General Office of the State Council issued the Notice Forwarding the 2025 Action Plan for Stabilizing Foreign Investment by the Ministry of Commerce and the National Development and Reform Commission, or the Notice No. 16, which aims to further expand opening-up, increase efforts to attract and stabilize foreign capital, and promote the high-quality development of foreign investment. Specifically, the Notice No. 16 proposes to expand the pilot program for opening up sectors including telecommunications, medical care and education, support pilot areas in implementing the policies on opening up value-added telecommunications to foreign investment, provide “special team-style” follow-up services for foreign-invested negotiation projects in relevant fields, and timely expand the pilot scope of opening up the telecommunications field as appropriate.

In April 2025, with the approval of the State Council, the Ministry of Commerce issued the Work Plan for Accelerating the Advancement of the Comprehensive Pilot Program for Expanding the Opening-up of the Service Industry, which focuses on optimizing the pilot layout and deepening the opening-up of key service sectors. Specifically, the Work Plan cancels the foreign capital shareholding ratio restrictions on Internet access services (limited to user access) and information services (limited to app stores) in pilot areas, opens up the domestic Internet virtual private network (VPN) business to foreign investors with a foreign capital shareholding ratio not exceeding 50%, and expands the pilot scope by adding 9 cities including Dalian, Ningbo and Xiamen on the basis of the original pilot areas such as Beijing, Shanghai, Hainan and Shenzhen, while improving the risk prevention and control and coordinated supervision system to ensure the orderly advancement of the opening-up of the telecommunications field.

Regulations on Internet Security

On October 28, 2025, the SCNPC promulgated the Cybersecurity Law, which became effective on January 1, 2026. Pursuant to the Cybersecurity Law, internet operators must comply with applicable laws and regulations and fulfill their obligations to safeguard network security in conducting business and providing services. Internet operators must take technical and other necessary measures as required by laws and regulations to safeguard the operation of networks, respond to network security effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data. In addition, the Cybersecurity Law requires internet operators to formulate contingency plans for cybersecurity incidents, and initiate relevant contingency plans, take corresponding remedial measures and report to the competent departments upon occurrence of any incident endangering cybersecurity.

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

On September 24, 2024, the State Council published the Administration Regulations on Network Data Security, or the Data Security Regulations, which became effective on January 1, 2025. The Data Security Regulations provides that network data processors conduct network data processing activities that affect or may possibly affect national security must conduct national security review in accordance with relevant laws and regulations.

On January 13, 2025, the MIIT issued the Notice on Strengthening Customer Data Security Protection for Internet Data Centers (IDC), together with Implementation Guidelines. These documents aim to ensure compliance with the Data Security Law and the Cybersecurity Law and focus on defining security responsibilities, improving institutional safeguards, and implementing tailored protections for customer data, which applies to IDC operators. Requirements include secure data processing, transmission and storage, as well as emergency preparedness and security of server hosting facilities. The MIIT also plans to develop data security standards and encourage third-party capability assessments to guide best practices.

On September 11, 2025, the CAC promulgated the Administrative Measures for the Reporting of National Cybersecurity Incidents, or the Cybersecurity Incidents Reporting Measures, which took effect on November 1, 2025. Pursuant to the Cybersecurity Incidents Reporting Measures, network operators that build, operate networks or provide services through networks within the territory of the PRC shall report incidents that endanger cybersecurity in accordance with the Cybersecurity Incidents Reporting Measures. The Cybersecurity Incidents Reporting Measures and the accompanied Classification and Categorization Guide for Cybersecurity Incidents classify cybersecurity incidents into four levels: general, relatively serious, material or extremely material. Ordinary network operators (other than CIIOs) shall report incidents of relatively serious level or above to the cyberspace administration at the provincial level of their locality within four hours. Network operators may submit reports through the 12387 hotline, website, e-mail, fax or other channels. Where an operator fails to fulfill its reporting obligations under the Cybersecurity Incidents Reporting Measures, or delays, omits, mis-reports or conceals cybersecurity incidents and thereby causes material harmful consequences, the cyberspace administration will impose heavier penalties on the operator and the relevant liable persons in accordance with applicable law; operators that have adopted reasonable protective measures and reported in a timely manner as required may be subject to lighter or mitigated penalties, or be exempted from penalties.

On October 28, 2025, the Standing Committee of the 14th National People’s Congress adopted the Decision on Amending the Cybersecurity Law of the People’s Republic of China, or the Cybersecurity Law Amendment, which became effective on January 1, 2026. The Cybersecurity Law Amendment clarifies that cybersecurity work adheres to the leadership of the Communist Party of China, implements the overall national security concept, coordinates development and security, and promotes the building of a cyber power; it also supports the research and development of artificial intelligence key technologies, strengthens the connection with personal information protection laws, significantly increases the fines for non-compliance, and refines the regulatory and sanction measures for relevant illegal act.

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

In December 2025, the Draft Amendment to the PRC Trademark Law was initially reviewed by the Standing Committee of the 14th National People’s Congress and is currently open to public comment until February 9, 2026. The Draft Amendment, consisting of 9 chapters and 84 articles, focuses on addressing prominent issues in the trademark field, optimizing the trademark registration and protection system, and aligning with international economic and trade rules, with several key revisions to further improve the trademark legal framework.

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

Regulations on Taxation

Enterprise Income Tax

On March 16, 2007, the National People’s Congress promulgated the PRC Enterprise Income Tax Law, which was amended on February 24, 2017 and December 29, 2018. On December 6, 2007, the State Council enacted the Regulations for the Implementation of the Enterprise Income Tax Law, which became effective on January 1, 2008 and latest amended on December 6, 2024 and the amendments became effective on January 20, 2025. Under the Enterprise Income Tax Law and the relevant implementation regulations, both resident enterprises and non-resident enterprises are subject to tax in China. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within China. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside China, but have established institutions or premises in China, or have no such established institutions or premises but have income generated from inside China. Under the Enterprise Income Tax Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in China, or if they have formed permanent establishment or premises in China but there is no actual relationship between the relevant income derived in China and the established institutions or premises set up by them, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside the PRC.

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

On April 4, 2018, MOF and SAT jointly promulgated the Circular of the Ministry of Finance and the State Taxation Administration on Adjustment of Value-Added Tax Rates, or Circular 32, according to which, (i) for VAT taxable sales or importation of goods originally subject to value-added tax rates of 17% and 11% respectively, such tax rates shall be adjusted to 16% and 10%, respectively; (ii) for purchase of agricultural products originally subject to deduction rate of 11%, such deduction rate shall be adjusted to 10%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to tax rate of 16%, the input VAT will be calculated at a 12% deduction rate; (iv) for exported goods originally subject to tax rate of 17% and export tax refund rate of 17%, the export tax refund rate shall be adjusted to 16%; and (v) for exported goods and cross-border taxable acts originally subject to tax rate of 11% and export tax refund rate of 11%, the export tax refund rate shall be adjusted to 10%. Circular 32 became effective on May 1, 2018 and shall supersede any previously existing provisions in the case of any inconsistency.

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

Pursuant to the Arrangement Between the Chinese Mainland and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have met the relevant conditions and requirements under this arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Notice of the State Taxation Administration on the Issues concerning the Application of the Dividend Clauses of Tax Agreements issued on February 20, 2009, if the relevant PRC tax authorities determine, in their discretions, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Pursuant to the Circular on Several Questions regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by the SAT and became effective on April 1, 2018, when determining the applicant’s status as the “beneficial owner” regarding tax treatments in connection with dividends, interests, or royalties in the tax treaties, several factors, including, without limitation, whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant any tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and such factors will be analyzed according to the actual circumstances of the specific cases. This circular further provides that an applicant who intends to prove his or her status as the “beneficial owner” must submit the relevant documents to the relevant tax bureau pursuant to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements, and such measures were replaced by the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Agreements, which was issued on October 14, 2019 and became effective on January 1, 2020.

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

Under the Measures for the Energy Conservation Examination of Fixed-Asset Investment Projects (2016 Version), which was promulgated by the NDRC on November 27, 2016, and became effective on January 1, 2017, for an enterprise investment project, the construction entity shall, before commencing the construction, obtain the energy conservation examination opinion issued by the energy conservation examination authority. The construction entity shall not commence the construction of a project which fails to undergo energy conservation examination in accordance with the provisions of these measures or fails to pass energy conservation examination, and if the project has been completed, it shall not be put into production and use. In the case of any major change in the construction content and energy efficiency level of a fixed-asset investment project having passed energy conservation examination, the construction entity shall file an amendment application with the energy conservation examination authority. On March 28, 2023, the NDRC issued the Energy Conservation Examination of Fixed-Asset Investment Projects (2023 Version), which became effective on June 1, 2023 and replaced the Energy Conservation Examination of Fixed-Asset Investment Projects (2016 Version), further providing, certain administrative penalties against failure to undergo energy conservation examination and energy conservation acceptance. Shanghai, Beijing, Shenzhen, Guangdong, Hebei, Jiangsu and other provinces and cities have formulated detailed regulations on the examination of energy conservation of fixed-asset investment within their jurisdictions, and reinforced interim and post-filing supervision. On July 17, 2025, the NDRC promulgated the Measures for the Energy Conservation Examination and Carbon Emission Evaluation of Fixed-Asset Investment Projects as Decree No. 31, which took effect on September 1, 2025 and replaced the 2023 Version of the Measures for the Energy Conservation Examination of Fixed-Asset Investment Projects. Its core purpose is to integrate energy conservation examination with carbon emission evaluation, promote the transformation from energy consumption dual control to carbon emission dual control, and strengthen the whole-process supervision and penalty mechanisms to support the national carbon peak and carbon neutrality goals.

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

On September 12, 2025, the SAFE issued the Circular of the State Administration of Foreign Exchange on Matters Concerning Deepening the Reform of Foreign Exchange Administration for Cross-Border Investment and Financing, which took effect on the date of issuance. It simultaneously abolished the relevant pilot policies, expanded the facilitation measures previously piloted in some regions to the whole country, with the core focus on simplifying the cross-border investment registration process, expanding the cross-border financing quota, and optimizing the fund use management

Regulations on Dividend Distribution

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

The following diagram illustrates our corporate structure of our principal operating entities as of December 31, 2025:

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

As we are a Cayman Islands company, we are classified as a foreign enterprise under PRC laws and regulations and our wholly-owned PRC subsidiaries, VNET China, SZ Zhuoaiyi and SH Edge Connect, are considered as wholly foreign owned enterprises (the “WFOEs”, each a “WFOE”). The VIEs consolidated in our financial statements include VNET Technology, BJ iJoy and SH Zhiyan. The VIE equity holders are founders, directors, executive officers, employees or shareholders of our company or entities ultimately controlled by our founders. For the three fiscal years ended December 31, 2025, our consolidated affiliated entities contributed most of our total net revenues.

The contractual arrangements enable us to: (a) direct the activities of the variable interest entities and their subsidiaries that most significantly impact the economic performance of such entities; (b) receive substantially all of the economic benefits of the variable interest entities and their subsidiaries in consideration for the services provided by our WFOEs; and (c) have an exclusive option to purchase all or part of the equity interests in the variable interest entities when and to the extent permissible under PRC laws. As a result of the contractual arrangements, we bear the risks of, and enjoy the rewards associated with, and therefore are the primary beneficiary of these variable interest entities.

Our contractual arrangements with the variable interest entities and their shareholders are described in further detail as follows. For the purpose of this section and unless the context specifies otherwise, “us,” “we,” and “our” refer to our company and/or the corresponding subsidiaries.

Contractual Arrangements with the VIEs and Their Shareholders

In April 2024, as part of our corporate governance improvement initiative, we revisited contractual arrangements with certain VIEs (namely, VNET Technology, HuLianXinCheng Network, and SH Zhiyan) and their respective shareholders and entered into a series of amended and restated contractual agreements to replace and supersede in their entirety the prior contractual agreements entered into years ago. The contractual arrangements, including the related contractual agreements, with BJ iJoy and its shareholders remain unchanged. In August 2025, we restructured the VIE structure of HuLianXinCheng and aBitCool DG. HuLianXinCheng is now an indirect subsidiary of VNET Technology. The below is a summary of the material terms of the contractual agreements among our subsidiaries, the VIEs and the VIEs’ respective shareholders.

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

Exclusive Consultation and Service Agreement

Pursuant to the exclusive consultation service agreement entered into on April 22, 2024 by and among VNET China, VNET Technology and VNET Beijing, VNET China has the exclusive right to provide VNET Technology and VNET Beijing with software technology development, technology consulting, and technical services required by the business of VNET Technology and VNET Beijing. Without VNET China’s prior written consent, VNET Technology and VNET Beijing cannot accept any same or similar services subject to this agreement from any third party. VNET Technology and VNET Beijing agree to pay VNET China an annual service fee at an amount that is equal to 100% of its monthly after-tax profits, after making up losses from previous years, or an amount that is adjusted in accordance with VNET China’s sole discretion for the relevant month and also the mutually-agreed amount for certain other technical services, both of which should be paid within 5 days after VNET China sends invoice. VNET China has exclusive ownership of all the intellectual property rights created as a result of the performance of the exclusive consultation and service agreement, to the extent permitted by applicable PRC laws. To guarantee the performance the obligations of VNET Technology and VNET Beijing thereunder, the shareholders of VNET Technology have agreed to pledge their equity interests in VNET Technology to VNET China pursuant to the equity pledge agreement. The Exclusive Consultation and Service Agreement will remain effective for ten years, unless otherwise terminated by VNET China. Upon request by VNET China, the term of this agreement can be renewed prior to its expiration.

In April 2013, we completed acquisition of 100% equity interests in iJoy Holding Limited, or iJoy BVI, and its subsidiaries (collectively known as “iJoy”). In November 2020, we established SH Edge Connect which controls 100% of the equity interests in SH Zhiyan and its wholly subsidiaries SH Blue Cloud through contractual arrangements entered into in December 2020. We have entered into contractual arrangements in relation to the each of BJ iJoy and SH Zhiyan. Such contractual arrangements have substantially similar terms as those in relation to VNET Technology, and has the same effect of allowing us to receive the economic benefits from its operations, obtain effective control over the variable interest entity and its subsidiaries, and allow the financial results of that VIE entity and its subsidiaries to be consolidated into our consolidated financial statements. Han Kun Law Offices, our PRC legal counsel, is of the opinion that:

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

Our headquarters are located at Guanjie Building Southeast, 1st Floor, 10# Jiuxianqiao East Road, Chaoyang District, Beijing, the People’s Republic of China. We mainly lease facilities for our office space in Beijing, Shanghai, Guangzhou, Shenzhen, Ningbo, Hangzhou, Hong Kong and other locations. Our office leases generally have terms ranging from one to around three and a half years and may be renewed upon expiration of the lease terms. As of December 31, 2025, our offices occupied an aggregate of 24,130 square meters.

We had also leased facilities for our self-built data centers with a total floor area of approximately 421,185 square meters.

We own and occupy several buildings, primarily located in Beijing, Shanghai, Jiangsu, Anhui, Shaanxi, Inner Mongolia Autonomous Region, Sichuan, Hebei and Guangdong, with a total floor area of approximately 1,049,009 square meters, some of which are built into our data centers.

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

Overview

We are a leading carrier-neutral and cloud-neutral data center services provider in China. We have one of the largest carrier-neutral data center networks in China with an aggregate capacity in service of 889MW from our wholesale IDC business and 49,863 cabinets in service from our retail IDC business as of December 31, 2025.

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

Our total net revenues generated from providing hosting and related services increased from RMB7,412.9 million in 2023 to RMB8,259.1 million in 2024, and further increased to RMB9,949.3 million in 2025, representing a CAGR of 15.9% from 2023 to 2025. We recorded a net loss of RMB2,579.2 million in 2023, a net income of RMB248.4 million in 2024, and recorded a net loss of RMB133.4 million in 2025, which reflected share-based compensation expenses of RMB35.3 million, RMB148.6 million, and RMB25.8 million in 2023, 2024, and 2025, respectively. Our results of operations also reflect the effects of our acquisitions and dispositions during the respective periods.

Factors Affecting Our Results of Operations

Our business and results of operations are generally affected by the development of China’s data center services market, which has grown rapidly in recent years. According to Frost & Sullivan, the total revenue of China’s data center services market is expected to grow at a CAGR of 13.2% from 2025 to 2030, reaching RMB339.0 billion by 2030. However, any adverse changes in the data center services market in China may harm our business and results of operations.

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

Capacity in Service and Utilization Rate

Our revenues are directly affected by our capacity in service and the utilization rate of our capacity. As of December 31, 2025, our wholesale IDC business had a capacity in service of 889MW and commitment and utilization rates of 95.3% and 70.1%, respectively. As of December 31, 2025, our retail IDC business had a capacity in service of 49,863 cabinets and a utilization rate of 64.0%. Our period-end utilization rate fluctuates due to the continuous changes in both the amount of our utilized capacity and total capacity in service. Our future results of operations and growth prospects will largely depend on our ability to increase our total capacity in service while maintaining an optimal utilization rate.

With the rapid growth of China’s internet industry, demand for cabinet spaces has increased significantly and we do not always have sufficient self-built data center capacity to meet such demand. It usually takes 9 to 18 months to build a data center together with cabinets and equipment installed. To meet our customers’ immediate demand, we partner with China Telecom, China Unicom, China Mobile or other parties and lease cabinets from them. Due to the time needed to build data centers and the long-term nature of these investments, if we overestimate the market demand for cabinets, it will lower our utilization rate and negatively affect our results of operations.

Monthly Recurring Revenues and Churn Rate

Our average monthly recurring revenues and churn rate directly affect our results of operations. Our hosting and related services are based on a recurring revenue model. We consider these services recurring as we generally bill our customers and recognize revenues on a fixed and recurring basis each month during the terms of our service contracts with them. Our non-recurring revenues are primarily comprised of fees charged for installation services, additional bandwidth used by customers beyond the contracted amount and other value-added services. These services are considered to be non-recurring as they are billed and recognized over the period of the customer service agreement.

We use “monthly recurring revenues” to measure the revenues we recognize from our managed hosting services on a recurring basis each month. In 2023, 2024, and 2025, our recurring revenues were consistently around 90% of our net revenues. Our average monthly recurring revenues per cabinet for retail IDC business were RMB8,852, RMB8,769, and RMB9,045 for the years ended December 31, 2023, 2024, and 2025, respectively.

We use the churn rate to measure the reduction of monthly revenues that is attributable to the termination of customer contracts as a percentage of total monthly recurring revenues of the previous month. Our average monthly churn rate for our managed hosting services was 0.4% in 2023, 0.2% in 2024, and 0.1% in2025.

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

Key Components of Results of Operations

Net Revenues

The following table sets forth our net revenues for the years presented:

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
	(in thousands)
Net revenues	7,412,930	8,259,069	9,949,261

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

Cost of Revenues

Our cost of revenues primarily consists of telecommunications cost and other costs. The following table sets forth, for the periods indicated, our cost of revenues in absolute amounts and as a percentage of our total net revenues:

	For the Years Ended December 31,
	2023		2024		2025
		% of		% of		% of
	RMB	Net Revenues	RMB	Net Revenues	RMB	Net Revenues

	(in thousands, except percentages)
Cost of revenues:
Telecommunications costs	2,799,673	37.8	2,807,993	34.0	2,797,167	28.1
Others	3,320,772	44.8	3,618,921	43.8	4,959,605	49.9
Total cost of revenues	6,120,445	82.6	6,426,914	77.8	7,756,772	78.0

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

	For the Years Ended December 31,
	2023		2024		2025
		% of Net		% of Net		% of Net
	RMB	Revenues	RMB	Revenues	RMB	Revenues

	(in thousands, except percentages)
Operating expenses:
Sales and marketing expenses(1)	266,207	3.6	263,756	3.2	279,201	2.8
Research and development expenses(1)	322,220	4.3	246,612	3.0	261,133	2.6
General and administrative expenses(1)	541,850	7.3	659,030	8.0	796,861	8.0
Provision for doubtful debt	368,505	5.0	107,899	1.3	102,749	1.0
Impairment of long-lived assets	506,686	6.8	—	—	—	—
Impairment of goodwill	1,364,191	18.4	—	—	—	—
Operating income	(106,273)	(1.4)	(114,585)	(1.4)	(27,755)	(0.3)
Total Operating Expenses(1)	3,263,386	44.0	1,162,712	14.1	1,412,189	14.1

Note:

(1)	Includes share-based compensation expense as follows:

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
	(in thousands)
Allocation of share-based compensation expenses:
Sales and marketing expenses	3,141	20,048	1,677
Research and development expenses	3,272	5,249	949
General and administrative expenses	28,883	118,374	21,956
Total share-based compensation expenses	35,296	143,671	24,582

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

Share-Based Compensation Expenses

We recorded share-based compensation expenses in connection with share options and RSUs granted under our 2010 Plan, 2014 Plan and 2020 Plan. We recorded share-based compensation expenses in the amount of RMB35.3 million, RMB143.7 million, and RMB24.6 million for the years ended December 31, 2023, 2024, and 2025, respectively, in connection with our share-based incentive grants.

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

Hong Kong

Subsidiaries in Hong Kong are subject to Hong Kong profits tax rate of 16.5% for the years ended December 31, 2023, 2024, and 2025. A two-tiered profits tax rates regime was introduced in 2018 under which the first HK$2.0 million of assessable profits earned by an eligible company will be taxed at 8.25% and the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. Additionally, upon payments of dividends by the Company to its shareholders, no holding tax will be imposed.

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

VNET Beijing was qualified as a High and New Technology Enterprise, or HNTE, since 2008 and is eligible for a 15% preferential tax rate. In October 2014, VNET Beijing obtained a new certificate and renewed the certificate in October 2017, 2020 and 2023, with a validity term of three years. In accordance with the PRC Income Tax Law, an enterprise awarded with the HNTE certificate may enjoy a reduced EIT rate of 15%. For the years ended December 31, 2023, 2024, and 2025, the tax rate for VNET Beijing was 15%, 15% and 15%, respectively.

From the year ended December 31, 2021 to the year ending December 31, 2030, certain subsidiaries located in Inner Mongolia Autonomous Region, Shaanxi Province and Sichuan Province, were qualified for a preferential tax rate of 15%. The preferential tax rate is awarded to companies that are located in West Regions of China which operate in certain encouraged industries.

In October 2015, SH Blue Cloud, a subsidiary located in Shanghai, was qualified for a HNTE and became eligible for a 15% preferential tax rate. The HNTE certificate has been renewed in November 2018, November 2021 and December 2024 with a validity term of three years. For the years ended December 31, 2023, 2024, and 2025, SH Blue Cloud enjoyed a preferential tax rate of 15%.

In November 2016, SZ DYX, a subsidiary located in Guangdong Province, was qualified for a HNTE and became eligible for a 15% preferential tax rate effective for three consecutive years. The HNTE certificate has been renewed in November 2019, December 2022 and December 2025, with a validity term of three years. For the years ended December 31, 2023, 2024, and 2025, SZ DYX enjoyed a preferential tax rate of 15%.

In December 2016, BJ TenxCloud, a subsidiary located in Beijing was qualified for a HNTE and became eligible for 15% preferential tax rate effective for three consecutive years and the certificate was reapplied in December 2019, December 2022 and December 2025 with a validity term of three years. Accordingly, for the years ended December 31, 2023, 2024, and 2025, BJ TenxCloud enjoyed a preferential tax rate of 15%.

In December 2025, SH Edge Connect, a subsidiary located in Shanghai, was qualified for a HNTE and became eligible for 15% preferential tax rate effective for three consecutive years with a validity term of three years. Accordingly, for the years ended December 31, 2023, 2024, and 2025, the applicable tax rate assessed for SH Edge Connect was 25%, 25% and 15%, respectively.

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

In November 2011, the Ministry of Finance and the State Taxation Administration jointly issued two circulars setting out the details of the pilot value-added tax, or VAT, reform program, which changed the charge of sales tax from business tax to VAT for certain pilot industries. The pilot VAT reform program initially applied only to the pilot industries in Shanghai, and was expanded to eight additional regions, including, among others, Beijing and Guangdong province, in 2012. In August 2013, the program was further expanded nationwide. In May 2016, the program was expanded to cover additional industry sectors such as construction, real estate, finance and consumer services. In November 2017, PRC State Counsel issued State Counsel Order 691 to abolish business tax, and issued the amendment to Interim Regulations of PRC Value Added Taxes, or the VAT Regulation, pursuant to which enterprises and individuals that (i) sell goods or labor services of processing, repair or replacement of goods, (ii) sell services, intangible assets, or immovables, or (iii) import goods within the territory of the PRC are subject to VAT.

Effective from September 2012, the vast majority of services provided by VNET China and certain services provided by VNET Technology and VNET Beijing were subject to a VAT of 6%.

On March 20, 2019, the Ministry of Finance, the State Taxation Administration and the General Administration of Customs jointly issued the Notice of Strengthening Reform of VAT Policies, or the Announcement No. 39. Pursuant to the Announcement No. 39, the generally applicable VAT rates are simplified to 13%, 9%, 6%, and nil, which became effective on April 1, 2019. In addition, a general VAT taxpayer is allowed to offset its qualified input VAT paid on taxable purchases against the output VAT chargeable on the telecommunication services and modern services provided by it.

Pillar Two income taxes

The Company is part of a multinational enterprise group which is subject to the Global AntiBase Erosion Model Rules (“Pillar Two model rules”) published by the Organisation for Economic Co-operation and Development.

From January 1, 2025, the Company is liable to Pillar Two income taxes under the Hong Kong Inland Revenue (Amendment) (Minimum Tax for Multinational Enterprise Groups) Ordinance 2025 for its earnings in the Hong Kong SAR and certain other jurisdictions where a domestic minimum top-up tax has not been implemented, including the Chinese mainland.

Recently Issued Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 to our consolidated financial statements included elsewhere in this annual report.

Inflation

In the last three years, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2023, 2024, and 2025 were 0.2%, 0.2%, and 0%, respectively. Although we have not been materially affected by inflation in the past, we cannot assure you that we will not be affected in the future by higher rates of inflation in China.

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

	For the Years Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	%

	(in thousands, except percentages)
Consolidated Statements of Operations:
Net revenues	7,412,930	100.0	8,259,069	100.0	9,949,261	100.0
Cost of revenues	(6,120,445)	(82.6)	(6,426,914)	(77.8)	(7,756,772)	(78.0)
Gross profit	1,292,485	17.4	1,832,155	22.2	2,192,489	22.0
Sales and marketing expenses	(266,207)	(3.6)	(263,756)	(3.2)	(279,201)	(2.8)
Research and development expenses	(322,220)	(4.3)	(246,612)	(3.0)	(261,133)	(2.6)
General and administrative expenses	(541,850)	(7.3)	(659,030)	(8.0)	(796,861)	(8.0)
Provision for doubtful debt	(368,505)	(5.0)	(107,899)	(1.3)	(102,749)	(1.0)
Impairment of long-lived assets	(506,686)	(6.8)	—	—	—	—
Impairment of goodwill	(1,364,191)	(18.4)	—	—	—	—
Operating income	106,273	1.4	114,585	1.4	27,755	0.3
Total operating expenses	(3,263,386)	(44.0)	(1,162,712)	(14.1)	(1,412,189)	(14.1)
Operating (loss) profit	(1,970,901)	(26.6)	669,443	8.1	780,300	7.9
Interest income	41,802	0.6	27,958	0.3	37,358	0.4
Interest expense	(312,172)	(4.2)	(400,975)	(4.9)	(598,625)	(6.0)
Impairment of long-term investments	(11,166)	(0.2)	—	—	—	—
Other income	27,344	0.4	52,728	0.6	55,576	0.6
Other expenses	(16,086)	(0.2)	(27,290)	(0.3)	(18,433)	(0.2)
Changes in the fair value of financial instruments	(165,930)	(2.2)	(74,112)	(0.9)	(314,332)	(3.2)
Gain on debt extinguishment	—	—	246,175	3.0	—	—
Gain on deconsolidation of a subsidiary	—	—	—	—	469,838	4.7
Foreign exchange (loss) gain, net	(78,965)	(1.1)	(19,242)	(0.2)	5,523	0.1
(Loss) income before income taxes and gain from equity method investments	(2,486,074)	(33.5)	474,685	5.7	417,205	4.3
Income tax expenses	(114,374)	(1.5)	(234,229)	(2.8)	(557,510)	(5.6)
Gain from equity method investments	3,279	0.0	7,967	0.1	6,884	0.1
Net (loss) income	(2,597,169)	(35.0)	248,423	3.0	(133,421)	(1.2)
Net income attributable to noncontrolling interest	(46,667)	(0.6)	(65,223)	(0.8)	(67,518)	(0.7)
Net income attributable to redeemable noncontrolling interests	—	—	—	—	(50,903)	(0.5)
Net (loss) income attributable to VNET Group, Inc.	(2,643,836)	(35.6)	183,200	2.2	(251,842)	(2.4)

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Net Revenues

Our net revenues increased by 20.5% from RMB8,259.1 in 2024 to RMB9,949.3 million in 2025, primarily due to expansion in capacity in service of wholesale IDC business.

Cost of Revenues

Our cost of revenues increase by 20.7% from RMB6,426.9 million in 2024 to RMB7,756.8 million in 2025, primarily due to increases in our utility costs attributable to the delivery of additional capacity.

Gross Profit

As a result of the foregoing, our gross profit increased by 19.7% from RMB1,832.2 million in 2024 to RMB2,192.5 million in 2025. Gross margin in the full year of 2025 was 22.0%, compared with 22.2% in the full year of 2024.

Operating Expenses

Our operating expenses increased by 21.5% from RMB1,162.7 million in 2024 to RMB1,412.2 million in 2025. Our operating expenses as a percentage of net revenues remained flat at 14.1% in both years.

Sales and Marketing Expenses. Our sales and marketing expenses increased by 5.9% from RMB263.8 million in 2024 to RMB279.2 million in 2025, primarily due to increase in the staff costs. As a percentage of net revenues, our sales and marketing expenses decreased from 3.2% in 2024 to 2.8% in 2025.

Research and Development Expenses. Our research and development expenses increased by 5.9% from RMB246.6 million in 2024 to RMB261.1 million in 2025, primarily due to increase in the depreciation and agency service fees. As a percentage of net revenues, our research and development expenses decreased from 3.0% in 2024 to 2.6% in 2025.

General and Administrative Expenses.Our general and administrative expenses increased by 20.9% from RMB659.0 million in 2024 to RMB796.9 million in 2025, primarily due to a increase in our staff costs. The percentage of general and administrative expenses to net revenue was 8.0% in both 2024 and 2025.

Provision for doubtful debt.Our provision for doubtful debt decreased from RMB107.9 million in 2024 to RMB102.7 million in 2025. As a percentage of net revenues, our provision for doubtful debt decreased from 1.3% in 2024 to 1.0% in 2025.

Interest Income

Our interest income increased by 33.6% from RMB28.0 million in 2024 to RMB37.4 million in 2025.

Interest Expense

Our interest expense increased by 49.3% from RMB401.0 million in 2024 to RMB598.6 million in 2025, primarily due to the increases in bank and other borrowings.

Other Income

Our other income increased from RMB52.7 million in 2024 to RMB55.6 million in 2025. Other income comprises miscellaneous non-operating income that we generate.

Other Expenses

Our other expenses decreased from RMB27.3 million in 2024 to RMB18.4 million in 2025.

Gain on Deconsolidation of a Subsidiary

Our gain on deconsolidation of a subsidiary was RMB469.8 million in 2025 due to deconsolidate the subsidiary transferred to a holding-type real estate asset-backed plan (the “ABS Plan”).

Changes in the Fair Value of Financial Instruments

Changes in the fair value of financial instruments were a loss of RMB314.3 million in 2025, primarily due to the increase in the fair value of the 2027 Convertible Notes for the year ended December 31, 2025.

Foreign Exchange Gain, Net

We had a foreign exchange gain, net of RMB5.5 million in 2025, which represents unrealized net income caused by the appreciation of the U.S. dollar against the Renminbi.

Income Tax Expenses

We recorded income tax expenses in the amount of RMB557.5 million in 2025, compared with income tax expenses of RMB234.2 million in 2024, with the effective tax rate of 131.5%. This is primarily due to:

●	Change in valuation allowance in Chinese mainland operations leads to an increase in the income tax expense in the amount of RMB241.4 million in 2025; and
●	Other tax jurisdiction effect in Cayman Islands increases the income tax expense by RMB107.1 million in 2025.
●	Intra-entity transfers of subsidiaries increases the income tax expense by RMB101.7 million in 2025.

Net Income (Loss)

As a result of the foregoing, we recorded a net loss of RMB133.4 million in 2025, as compared to a net income of RMB248.4 million in 2024.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

See “Item 5. Operating and Financial Review and Prospects - 5.A Operating Results - Results of Operations - Year Ended December 31, 2024 Compared to Year Ended December 31, 2023” beginning on page 117 of our annual report on Form 20 - F for the year ended December 31, 2024 filed with the Securities and Exchange Commission on April 25, 2025.

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. We have experienced recurring losses from operations. As of December 31, 2025, we had an accumulated deficit of RMB11,125.6 million and net current liabilities of RMB995.3 million. For the year ended December 31, 2025, the net cash we generated from operating activities amounted to RMB1,918.6 million. Our ability to continue as a going concern is dependent on our ability to generate cash flows from operations, and our ability to arrange adequate financing arrangements.

As of December 31, 2025, we had RMB5,523.6 million in cash and cash equivalents and RMB678.1 million in restricted cash (current and non-current portion) and RMB379.2 million in short-term investments. As of December 31, 2024, we had RMB1,492.4 million in cash and cash equivalents and RMB588.6 million in restricted cash (current and non-current portion).

As of December 31, 2025, we had short-term bank borrowings and long-term borrowings (current portion) from various commercial banks and financial institutions with an aggregate outstanding balance of RMB3,231.7 million, and long-term borrowings (excluding current portion) from various commercial banks and financial institutions with an aggregate outstanding balance of RMB11,579.7 million. The short-term bank borrowings outstanding as of December 31, 2024, and 2025 bear a weighted-average interest rate of 4.35% and 3.18% per annum, respectively. The long-term borrowings (including current and non-current portions) outstanding as of December 31, 2024, and 2025 bore weighted-average interest rates of 4.53% and 3.90% per annum, respectively. As of December 31, 2024, we had short-term bank borrowings and long-term borrowings (current portion) from various commercial banks and financial institutions with an aggregate outstanding balance of RMB2,009.2 million, and long-term borrowings (excluding current portion) from various commercial banks and financial institutions with an aggregate outstanding balance of RMB7,767.4 million.

We had unused credit lines in an aggregate amount of RMB7,280.9 million as of December 31, 2025, under credit agreements with 17 banks. As of the same date, we used RMB12,938.1 million of the credit lines under the credit agreements with 28 banks, pursuant to which we were granted credit lines in an aggregate amount of RMB20,219.0 million. Utilization of such unused portions requires approval by the banks regarding whether the proposed usage align with the qualified purposes set forth in the relevant credit agreements. We believe the working capital as of December 31, 2025, is sufficient for our present requirements.

As of December 31, 2025, we had short-term bank borrowings and long-term borrowings (current portion) of RMB3,231.7 million, long-term borrowings (excluding current portion) of RMB11,579.7 million and borrowings from redeemable noncontrolling shareholders of RMB1,253.1 million, all of which were onshore borrowings. We believe we have sufficient financial resources to meet both of our onshore and offshore borrowings when due. The growth of our business relies on the construction of new data centers. We also intend to acquire or invest in companies whose businesses are complementary to ours. We intend to use the proceeds of our outstanding debt mainly to construct new data centers and fund our acquisitions. As of December 31, 2025, we had purchase commitments made for acquisitions of machinery, equipment, construction in progress, bandwidth and cabinet capacity of RMB4,000.3 million becoming due within twelve months, and we intend to use a portion of the proceeds to fund these purchase commitments. Except as disclosed in this annual report, we have no outstanding bank loans or financial guarantees or similar commitments to guarantee the payment obligations of third parties. We believe that our current cash, cash equivalents and time deposits, our cash flow from operations and proceeds from our financing activities will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for the next 12 months. If we have additional liquidity needs in the future, we may conduct additional financing, including equity offering and debt financing in private or public capital markets and control of operating expenses and capital expenditure where necessary, to meet such needs.

As of December 31, 2025, the total amount of cash and cash equivalents, restricted cash and short-term investments was RMB6,580.9 million, of which RMB0.2 million, RMB4,267.8 million, RMB953.9 million and RMB1,359.0 million was held by our parent company, consolidated affiliated entities, PRC subsidiaries and offshore subsidiaries, respectively. Cash transfers from our PRC subsidiaries to our subsidiaries outside of China are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of our PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental regulation of currency conversion may limit our ability to receive and utilize our revenues effectively.” The major cost that would be incurred to distribute dividends is the withholding tax imposed on the dividends distributed by our PRC operating subsidiaries at the rate of 10% or a lower rate under an applicable tax treaty, if any.

Convertible Notes

2027 Convertible Notes

In January 2022, we issued USD-denominated convertible notes due 2027 in an aggregate principal amount of US$250.0 million at an interest rate of 2% per annum, or the 2027 Convertible Notes, pursuant to an investment agreement with the funds managed by Blackstone Tactical Opportunities, or Blackstone (NYSE: BX), the world’s largest alternative investment firm (the “2022 Convertible Notes Investment Agreement”). The 2027 Convertible Notes will be convertible, at any time on and after the original issuance date, at the option of holders, into Class A ordinary shares of the Company at a conversion price of US$1.8333 per Class A ordinary share, or into ADSs at a conversion price of US$11.00 per ADS. The conversion prices are subject to adjustment under the terms of the 2027 Convertible Notes. The Company may affect a mandatory conversion at its election, if its ADSs achieve a price threshold of 200% of the conversion price for a specified period. Such 2027 Convertible Notes will bear an interest rate of 2.0% per annum and rank senior to any of the Company’s other indebtedness that is expressly subordinated in right of payment to the 2027 Convertible Notes. Unless the 2027 Convertible Notes have been duly redeemed or converted into Class A ordinary shares of the Company in full prior to the maturity date of the 2027 Convertible Notes, certain number of Series A-1 perpetual convertible preferred shares of the Company with a par value US$0.00001 per share will be issued as repayment of the 2027 Convertible Notes to upon maturity, pursuant to the calculation method set forth in the 2027 Convertible Notes. Moreover, subject to certain conditions, holders of the 2027 Convertible Notes have the right to require the Company to redeem, all of their 2027 Convertible Notes, or any portion of the principal thereof, during the redemption period set forth in the 2027 Convertible Notes. In the event of occurrence of a Fundamental Change, holders of the 2027 Convertible Notes have the right to require the Company to redeem, all of their 2027 Convertible Notes, or any portion of the principal thereof, at a redemption price equal to the sum of the principal amount of the notes, plus the total amount of accrued interest, plus Incremental Amount.

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

In accordance with the 2027 Convertible Notes, the term “Incremental Amount” is defined as an incremental amount (which shall not be less than zero), if applicable, that is equal to (a) 50% of the principal amount, minus (b) the interest that has already been paid in cash, minus (c) the fair market value of non-cash dividend that have already been paid in accordance with the agreements underlying the 2027 Convertible Notes, minus (d) the accrued interest and minus (e) the stub period interest that has accrued until, but excluding, the date that the redemption price under the 2027 Convertible Notes is paid in full.

In February 2026, the Company and the investors entered into an amendment agreement with respect to the 2027 Convertible Notes, or the Amended Notes, pursuant to which the maturity date was extended to October 1, 2027. As part of the amendment, the holders will no longer be able to receive Series A-1 perpetual convertible preferred shares of the Company. The Amended Notes continue to bear interest at a rate of 2.00% per annum, provided that an initial accumulated interest amount of US$80.50 per US$1,000 principal was established for the period from the original issuance date to the amendment date. Prior to certain transfer events, interest on the Amended Notes is deferred and added to such accumulated interest amount. Holders may convert the principal and any accumulated interest amount at a conversion price of US$11.00 per ADS, and the Company may settle such conversions in cash, ADSs, or a combination thereof at its election. In addition, subject to certain conditions, holders were granted a revised right to require the Company to repurchase the Amended Notes at a price equal to 100% of the principal plus the accumulated interest amount and any accrued and unpaid interest. In connection with the amendment, the parties also entered into an amendment agreement of the 2022 Convertible Notes Investment Agreement on February 13, 2026.

On February 17, 2026, holders of the Amended Notes notified the Company of the occurrence of a Transfer Event and a Minimum Shareholding Event (each, as defined in the Indenture of the Amended Notes) in connection with the Indenture for the Amended Notes. The Accumulated Interest Amount (as defined in the Indenture) on the Transfer Event Effective Date, i.e. February 17, 2026, shall be equal to US$20,125,000.00.

With the occurrence of the Minimum Shareholding Event Effective Date, (i) certain corporate governance rights entitled to the Investors pursuant to the 2022 Convertible Notes Investment Agreement and (ii) certain corporate governance rights entitled to the Preferred Shares Investors under the investment agreement, dated as of June 22, 2020 by and among the Company and certain investment vehicles of funds managed by Blackstone Tactical Opportunities (the “Preferred Shares Investors”) (such agreement, the “2020 Preferred Shares Investment Agreement”) have been terminated.

2030 Convertible Notes

In March 2025, we issued USD-denominated convertible senior note due 2030 in an aggregate principal amount of US$430.0 million at an interest rate of 2.5% per annum, or the 2030 Convertible Notes. Holders of the 2030 Convertible Notes have the right to require the Company to repurchase all or part of their 2030 Convertible Notes in cash on April 3, 2028 or, subject to certain conditions, in the event of certain fundamental changes, at a repurchase price equal to 100% of the principal amount of the 2030 Convertible Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the relevant repurchase date. In addition, on or after April 10, 2028, the Company may redeem all or part of the 2030 Convertible Notes for cash subject to certain conditions, at a redemption price equal to 100% of the principal amount of the 2030 Convertible Notes to be redeemed, plus accrued and unpaid interest, if any, to, but not including, the relevant optional redemption date. Furthermore, the Company may redeem all but not part of the 2030 Convertible Notes in the event of certain changes in the tax laws, at a redemption price equal to 100% of the principal amount of the 2030 Convertible Notes to be redeemed, plus accrued and unpaid interest, if any, to, but not including, the related redemption date.

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

Selected Condensed Consolidating Cash Flows Data

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB

	(in thousands)
Net cash generated from operating activities	2,063,480	2,005,393	1,918,550
Net cash used in investing activities	(3,905,109)	(4,390,708)	(8,011,594)
Net cash generated from (used in) financing activities	3,941,134	(627,654)	10,220,881
Effect on foreign exchange rate changes on cash and cash equivalents and restricted cash	9,988	(4,945)	(7,225)
Net increase (decrease) in cash and cash equivalents and restricted cash	2,109,493	(3,017,914)	4,120,612
Cash and cash equivalents and restricted cash at beginning of the year	2,989,494	5,098,987	2,081,073
Cash and cash equivalents and restricted cash at end of the year	5,098,987	2,081,073	6,201,685
Cash and cash equivalents, restricted cash and short-term investments at end of the year	5,455,807	2,081,073	6,580,883

Operating Activities

Net cash generated from operating activities was RMB1,918.6 million in 2025, primarily resulting from a net loss of RMB133.4 million, positively adjusted for certain items such as (i) depreciation and amortization of RMB2,126.0 million, (ii) reduction in the carrying amount of right-of-use assets of RMB679.8 million, (iii) changes in the fair value of financial instruments of RMB314.3 million, (iv) the increase in accrued expenses and other payables of RMB395.3 million, (v) the decrease in prepaid expenses and other current assets of RMB264.9 million and, partially offset by certain items such as the increase in accounts and notes receivable of RMB663.7 million, gain from disposal of subsidiaries of RMB469.8 million and the decrease in advances from customers of RMB438.7 million.

Net cash generated from operating activities was RMB2,005.4 million in 2024, primarily resulting from a net income of RMB248.4 million, positively adjusted for certain items such as (i) depreciation and amortization of RMB1,598.3 million, (ii) share-based compensation expense of RMB148.6 million, (iii) provision for doubtful debt of RMB107.9 million, (iv) the increase in deferred government grant of RMB140.8 million, (v) the increase in accrued expenses and other payables of RMB139.7 million, and (vi) the decrease in prepaid expenses and other current assets of RMB115.0 million, partially offset by certain items such as the gain on debt extinguishment of RMB246.2 million, and the decrease in advances from customers of RMB226.4 million.

Net cash generated from operating activities was RMB2,063.5 million in 2023, primarily resulting from a net loss of RMB2,597.2 million, positively adjusted for certain items such as (i) depreciation and amortization of RMB1,807.3 million, (ii) impairment of goodwill of RMB1,364.2 million, (iii) impairment of long-lived assets of RMB506.7 million, (iv) provision for doubtful debt of RMB368.5 million, (v) foreign exchange loss of RMB79.0 million, (vi) share-based compensation expense of RMB35.3 million, (vii) the increase in advances from customers of RMB447.3 million, and (viii) the increase in accrued expenses and other payables of RMB200.1 million, partially offset by certain item such as the increase in prepaid expenses and other current assets of RMB365.8 million.

Investing Activities

Net cash used in investing activities was RMB8,011.6 million in 2025, as compared to net cash used in investing activities of RMB4,390.7 million in 2024. Net cash used in investing activities in 2025 is primarily related to our purchase of property and equipment in the amount of RMB7,656.6 million, our payment for short-term investments in the amount of RMB1,453.7 million, our payment for long-term investments in the amount of RMB278.6 million, offset by proceeds received from maturity of short-term investments of RMB1,092.5 million, proceeds from disposal of subsidiaries in the amount of RMB756.0 million and proceeds from disposal of property and equipment in the amount of RMB63.2 million.

Net cash used in investing activities was RMB4,390.7 million in 2024, as compared to net cash used in investing activities of RMB3,905.1 million in 2023. Net cash used in investing activities in 2024 is primarily related to our purchase of property and equipment in the amount of RMB4,923.7 million, our purchase of intangible assets in the amount of RMB130.1 million and our payment for short-term investments in the amount of RMB167.1 million, offset by proceeds received from maturity of short-term investments of RMB529.4 million, proceeds from disposal of property and equipment in the amount of RMB276.8 million and proceeds from collection of the deposits associated with an acquisition in the amount of RMB200.0 million.

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

Financing Activities

Net cash generated from financing activities was RMB10,220.9 million in 2025, as compared to net cash used in financing activities of RMB627.7 million in 2024. Net cash generated from financing activities in 2025 is primarily related to proceeds from long-term bank borrowings of RMB4,976.0 million, proceeds from issuance of 2030 Convertible Notes of RMB3,015.1 million, contribution from noncontrolling interest in subsidiaries of RMB1,583.8 million and proceeds from short-term bank borrowings of RMB1,327.0 million, partially offset by repurchase of repayments and deposits for other long-term borrowings of RMB1,411.2 million, repayments of short-term bank borrowings of RMB743.4 million and repayments of long-term bank borrowings of RMB725.9 million.

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

Material Cash Requirements

Our material cash requirements as of December 31, 2025 and any subsequent interim period primarily include our capital expenditures, short-term bank borrowings, long-term borrowings, convertible notes, purchase commitments, operating lease obligations and finance lease minimum lease payment.

Our capital expenditures refer to the overall outflow of funds for acquiring property and equipment, intangible assets, land use rights, engaging in mergers and acquisitions as well as long term investments. Our capital expenditures have been primarily funded by cash generated from our operations and net cash provided by financing activities. We had capital expenditures of RMB3,578 million, RMB4,982.1 million, and RMB8,240.0 million in 2023, 2024, and 2025 respectively. We may incur additional capital expenditure for real property purchase, data center construction and network capacity expansion if our actual development is beyond our current plan.

As of December 31, 2025, our unused short-term and long-term borrowing facilities amounted to RMB7,280.9 million. We have pledged land use rights with the net book value of RMB249.0 million, property with the net book value of RMB431.2 million, leasehold improvements, renovation and decoration with the net book value of RMB112.0 million, data center equipment with the net book value of RMB714.4 million and office equipment with the net book value of RMB0.08 million for our borrowings.

Short-term bank borrowings outstanding as of December 31, 2025 bear a weighted-average interest rate of 3.18% per annum. Long-term borrowings (including the current portions) outstanding as of December 31, 2025 bear a weighted-average interest rate of 3.90% per annum, and are denominated in Renminbi. These loans were obtained from financial institutions located in the PRC.

Our convertible notes as of the date of this annual report consist primarily of (a) the 2027 Convertible Notes issued in January 2022, with an aggregate principal amount of US$250.0 million at an interest rate of 2% per annum, which will mature in October 2027 and (b) the 2030 Convertible Notes issued in March 2025, with an aggregate principal amount of US$430.0 million at an interest rate of 2.5% per annum, which will mature in April 2030.

Our operating lease obligations are primarily related to the lease of office and data center space. Our operating cash payments for operating leases was RMB796.5 million, RMB847.9 million, and RMB961.7 million for the years ended December 31, 2023, 2024 and 2025, respectively.

Our finance lease minimum lease payment is primarily related to finance leases for electronic equipment, optic fibers and property. Our financing cash payments for finance leases amounted to RMB210.9 million, RMB102.6 million, and RMB211.6 million for the years ended December 31, 2023, 20244 and 2025 respectively.

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2025.

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

We have made continual investments and trainings for research and development to drive our growth in both mature and emerging businesses. As of December 31, 2025, we had 284 experienced engineers who have more than ten years of relevant industry experience.

Our research and development efforts have yielded 249 patents, 165 patent applications and 450 software copyright registrations as of December 31, 2025, all in China and focused on the following areas: (i) energy-saving algorithm technologies, (ii) liquid cooling technology, (iii) power distribution architecture design, (iv) computing power and data center design, and facility maintenance and operations, (v) network operation and maintenance management, (vi) cloud-related technologies, and (vii) blockchain and other cutting-edge technologies.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2025 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.	Critical Accounting Estimates

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

The fair value of 2027 Convertible Notes is measured using binomial tree pricing model that involves several parameters including our share price, share price volatility determined from our historical share prices, the remaining maturity term and the discount rate. The assumptions are inherently uncertain and subjective. Changes in any unobservable inputs may have a significant impact on the fair value of 2027 Convertible Notes.

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

F.	Off-Balance Sheet Arrangements

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

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Sheng Chen	57	Executive Chairperson of the Board of Directors, Interim Chief Executive Officer and Founder
Yoshihisa Ueno	63	Independent Director
Kenneth Chung-Hou Tai	75	Independent Director
Sean Shao	69	Independent Director
David Lifeng Chen	57	Independent Director
Qiyu Wang	48	Chief Financial Officer
Zhihua Zhang	43	Senior Vice President, Operational Finance

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

Mr. Kenneth Chung-Hou Tai has served as our Director since October 2012. Mr. Tai is a prominent figure in the Taiwanese technology sector with over 40 years of industry experience with leading technology and hardware companies in Taiwan and the U.S. Mr. Tai co-founded Acer Computer in 1976, which has become one of the top five branded PC vendors in the world today, and held various managerial positions during his tenure. Later in his technology career, Mr. Tai founded Investar Capital, a venture capital firm focusing on IT companies. Furthermore, Mr. Tai is the chairman of Zettabyte, Asia’s leading AI data center (AIDC) software and systems technology provider (a company listed on the Taiwan Stock Exchange, stock code: 3231) and WBG Works Corporation since 2025. Currently, Mr. Tai serves on the board of directors of several public and private companies in Taiwan and the Chinese mainland,, including Chief Telecom Corporation (a company listed on Taipei Exchange, stock code: 6561), Tong Hsing Electronic Industries Ltd. (a company listed on the Taiwan Stock Exchange, stock code: 6271), Wafer Works Corp (a company listed on the Taipei Exchange, stock code: 6182), Wafer Works Shanghai Co. LTD (a company listed on the Shanghai Stock Exchange, stock code: 688584), V5 TECHNOLOGIES CO., LTD. (a company listed on the Taipei Exchange, stock code: 7822), Lumens Integration Inc, and Digitimes Incorporated (the only technology-focused newspaper in Taiwan). Mr. Tai received a master’s degree in business administration from Tam Kang University and a bachelor’s degree in electrical engineering from National Chiao Tung University in Taiwan.

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

Mr. Zhihua Zhang joined VNET in October 2019 and currently serves as our senior vice president of operational finance, principal financial officer and principal accounting officer. He is an experienced finance executive with broad leadership experience across global and China-based enterprises and deep expertise in corporate financial governance and operations across multiple industries. He joined VNET to oversee the Company’s accounting, taxation, and compliance functions. In addition, he has played a key role in establishing financial systems for several of the Company’s business units, effectively supporting the Company’s operational compliance and steady growth, and leads the Company’s domestic debt financing initiatives and strategic partnership with Microsoft. Prior to joining VNET, he served as Chief Financial Officer at a TMT enterprise and as finance director at Anta Group, as well as in key finance roles at Lenovo and TDK. Mr. Zhang is a Certified Management Accountant (CMA, USA) and holds a bachelor’s degree in accounting from Jilin University and a Master of Business Administration from Renmin University of China.

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

For the year ended December 31, 2025, we and our subsidiaries and consolidated operating entities paid aggregate compensation of approximately RMB32.1 million to our directors and executive officers as a group, of which, RMB22.0 million was settled in cash and RMB10.1 million was settled in restricted shares issued under our 2020 Plan (as defined below). We set aside an aggregate of RMB0.35 million for pensions, retirement or other benefits for our directors and executive officers in 2025. For option grants to our directors and officers, see “—Share Incentive Plans.”

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

As of the date of this Annual Report, the maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2020 Plan is 231,628,036 Class A ordinary shares. To the extent any award granted pursuant to our 2010 Plan or 2014 Plan terminates, expires, lapses or forfeited after the effective date for any reason, shares subject to such awards shall also become available to the grant of an award pursuant to the 2020 Plan. As of March 31, 2026, 2,674,654 RSUs were outstanding, representing 16,047,924 Class A ordinary shares that have been granted to our employees, directors and consultants but not vested; as of the same date, options to purchase 196,422 Class A ordinary shares under our 2010 Plan, 2014 Plan and 2020 Plan have been granted and vested to our employees, directors and consultants but not exercised.

	Class A Ordinary Shares	Class A Ordinary Shares
	Underlying Options	Underlying Restricted	Exercise Price		Date of
Name	Granted	Share Units Granted	(US$/Share)	Date of Grant	Expiration
Sheng Chen	1,540,002	—	0.15	July 16, 2010	July 16, 2020
	—	624,000	—	August 30, 2012	—
	—	323,364	—	November 23, 2013	—
	—	54,060	—	March 7, 2015	—
	—	51,420	—	November 21, 2015	—
	—	129,774	—	November 26, 2016	—
	—	534,000	—	August 18, 2019	—
	—	16,680,000	—	November 27, 2021	—
	—	34,744,206	—	January 26, 2024	—
Yoshihisa Ueno	—	194,592	—	October 1, 2012	—
	—	109,338	—	April 25, 2014	—
	—	609,306	—	December 2, 2017	—
	—	272,730	—	March 7, 2018	—
	—	457,452	—	March 3, 2020	—
	—	1,607,940	—	March 13, 2023	—
Kenneth Chung-Hou Tai	—	181,818	—	October 16, 2012	—
	—	18,072	—	November 21, 2015	—
	—	49,176	—	August 14, 2016	—
	—	137,142	—	May 21, 2017	—
	—	90,912	—	March 7, 2018	—
	—	97,224	—	May 15, 2019	—
	—	152,478	—	March 3, 2020	—
	—	535,980	—	March 13, 2023	—
Sean Shao	—	234,876	—	November 21, 2015	—
	—	126,486	—	May 15, 2019	—
	—	152,478	—	March 3, 2020	—
	—	535,980	—	March 13, 2023	—
David Lifeng Chen	—	1,002,504	—	July 30, 2024	—
Qiyu Wang	—	695,304	—	July 5, 2023	—
	—	1,654,470	—	January 30, 2024	—
	—	175,272	—	February 26, 2024	—
Zhihua Zhang	—	32,400	—	Jnue 16, 2022	—
	—	21,522	—	August 26, 2022	—
	—	118,788	—	November 4, 2024	—
	—	316,800	—	November 12, 2024	—
	—	73,152	—	January 3, 2025	—
Other individuals as a group	28,953,524	29,220,448	0 to 0.85	—	—

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

Award Agreement. Awards granted under our plans are evidenced by an award agreement that sets forth, among other things, the form of the award, the provisions applicable in the event the participant’s employment or service terminates, and the terms and conditions applicable to the award, including, as applicable, service-based vesting conditions and performance- or market-based vesting or exercisability conditions, as well as the authority to interpret, modify, suspend, cancel or rescind the award.

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

We had 3,038, 2,581, and 2,784 employees as of December 31, 2023, 2024, and 2025, respectively. The following table sets forth the number of our employees by function as of December 31, 2025:

	Number of	% of
Functional Area	Employees	Total
Operations	1,466	53%
Sales, marketing and customer support	309	11%
Research and development	418	15%
General and administrative	591	21%
Total	2,784	100%

Among our total employees as of December 31, 2025, 1,440 were located in Beijing, 1,341 in other cities in the Chinese mainland, Hong Kong, Macau, and 3 in the United States.

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

E.	Share Ownership

See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

Not Applicable.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of March 31, 2026, except as otherwise indicated in the corresponding footnotes, by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5.0% of our ordinary shares.

The calculations in the table below assume there are 1,708,149,858 ordinary shares issued and outstanding as of March 31, 2026, comprising of (a) 1,677,368,135 Class A ordinary shares outstanding, excluding (i) treasury shares and (ii) Class A ordinary shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards, (b) 30,721,723 Class B ordinary shares, (c) 60,000 Class C ordinary shares issued and outstanding and (d) no Class D ordinary shares issued and outstanding.

Percentage ownership and beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of March 31, 2026, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned
		% of	% of
		beneficial	Voting
	Number	ownership	Power(1)(2)
Directors and Executive Officers:
Sheng Chen(3)	553,737,207	32.4	40.8
Yoshihisa Ueno(4)	5,489,448	0.3	1.3
Kenneth Chung-Hou Tai	1,262,802	0.1	0.1
Sean Shao	1,043,820	0.1	0.1
David Lifeng Chen	417,708	0.0	0.0
Qiyu Wang	—	—	—
Zhihua Zhang	—	—	—
All Directors and Officers as a Group	561,950,985	32.9	42.3
Principal Shareholders:
Shandong Hi-Speed Holdings Group Limited(5)	650,424,192	38.1	32.7
Success Flow International Investment Limited(6)	455,296,932	26.7	22.9
Choice Faith Group Holdings Limited(7)	195,127,260	11.4	9.8
Norges Bank(8)	93,195,744	5.5	4.7
(1)	Percentage of total voting power represents voting power with respect to all of our Class A, Class B, Class C and Class D ordinary shares, as a single class. Each holder of our Class B ordinary shares is entitled to ten votes per Class B ordinary share and each holder of Class A ordinary shares is entitled to one vote per Class A ordinary share held by our shareholders on all matters submitted to them for a vote. Each holder of Class C ordinary shares is entitled to one vote per Class C ordinary share on all matters submitted to them for a vote, except that we shall only proceed with the following matters with the written consent of the holders holding a majority of the issued and outstanding Class C ordinary shares or with the sanction of a special resolution passed at a separate meeting of the holders of the issued and outstanding Class C ordinary shares: (i) any appointment or removal of directors other than the appointment or removal of directors that is made pursuant to a shareholder’s right under the Investor Rights Agreement, dated January 15, 2015, among us, King Venture Holdings Limited, Xiaomi Ventures Limited and certain other parties named therein, and the Share Subscription Agreement, dated May 23, 2016, between us and Tuspark Innovation Venture Limited (the “Restrictions on Appointment or Removal of External Investors Directors Clause”); (ii) entry into any agreement by us or our subsidiaries with any shareholder who holds more than 10% of our issued and outstanding share capital or such shareholder’s affiliate, other than agreements entered into in our ordinary course of business with a total contract amount below 10% of our consolidated total revenue in the most recent completed fiscal year; and (iii) any proposed amendments to our memorandum and articles of associations that will amend, alter, modify or change the rights attached to Class C ordinary shares. For the avoidance of doubt, due to the exit of certain external investors, the Restrictions on Appointment or Removal of External Investors Directors Clause has ceased to be effective. Each holder of our Class D ordinary shares is entitled to 500 votes per Class D ordinary shares. Our Class A, Class B, Class C and Class D ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B, Class C and Class D ordinary shares are convertible at any time by the holder into Class A ordinary shares on a 1:1 basis.
(2)	In the computation of the percentages of aggregate voting power, we have included our Series A perpetual convertible preferred shares and our Series A-1 perpetual convertible preferred shares, the holders of which are entitled to (i) vote with the holders of the Class A ordinary shares on any and all matters submitted for a vote of shareholders and (ii) a number of votes per such preferred share equal to the number of Class A ordinary share into which each of such Series A perpetual convertible preferred shares and Series A-1 perpetual convertible preferred shares is then convertible at the time of the related record date as if the holders of such Series A perpetual convertible preferred shares or Series A-1 perpetual convertible preferred shares were holders of Class A ordinary shares. As of March 31, 2026, no Series A perpetual convertible preferred shares or Series A-1 perpetual convertible preferred shares are issued or outstanding.

(3)	Consists of (i) 33,628,927 Class A ordinary shares held by GenTao Capital Limited (“GenTao)”, a British Virgin Islands company solely owned by Mr. Sheng Chen; (ii) 19,670,117 Class B ordinary shares held by Fast Horse Technology Limited (“Fast Horse”), a British Virgin Islands company solely owned by Mr. Sheng Chen; (iii) 8,087,875 Class B ordinary shares held by Sunrise Corporate Holding Ltd. (“Sunrise”), a British Virgin Islands company solely owned by Mr. Sheng Chen; (iv) 60,000 Class C ordinary shares, 769,486 Class B ordinary shares and four Class A ordinary shares held by Personal Group Limited, a British Virgin Islands company solely owned by Mr. Sheng Chen; (v) 1,479,660 Class A ordinary shares held by Zentribe Capital (BVI) Limited (“Zentribe”), a British Virgin Islands company solely owned by Mr. Sheng Chen; (vi) 34,744,206 Class A ordinary shares acquired by Beacon Capital Group Inc. (“Beacon”) from the vesting of performance-based restricted share units on February 2, 2024 (these units were granted to Mr. Sheng Chen and issued to Beacon at his direction), and (vii) 455,296,932 Class A Ordinary Shares held by Success Flow, representing all of the Class A Ordinary Shares held by Success Flow in the Company, pursuant to which Mr. Sheng Chen has the power to give Success Flow voting instructions on certain matters. Mr. Sheng Chen is the sole and direct shareholder of GenTao, Fast Horse, Sunrise, Personal Group, Zentribe and Beacon and may be deemed to have beneficial ownership of the shares held by them. On August 21, 2024, Mr. Sheng Chen, GenTao, Fast Horse, Sunrise, Personal Group, Success Flow and Choice Faith entered into a letter agreement (the “Letter Agreement”) pursuant to which the parties confirmed that a Triggering Event under the voting and consortium agreement dated November 16, 2023, entered into among the same parties, as supplemented by a supplemental agreement dated December 28, 2023, had occurred as a result of the Company’s entry into an overseas business expansion strategic cooperation agreement with LERETECH (HONGKONG) CO., LIMITED and that the Voting Term defined under that agreement therefore had commenced simultaneously. Under that voting and consortium agreement, Success Flow undertakes to, subject to the conditions thereunder, provide voting proxy to delegate the voting power attached to the shares it beneficially owns to Mr. Sheng Chen for a period ending December 28, 2026. Mr. Sheng Chen, as a personal guarantor, together with GenTao, Beacon, Fast Horse and Sunrise, entered into a US$50.25 million term loan facility agreement dated as of August 19, 2021, as amended from time to time (the “Facility Agreement”) with Bold Ally (Cayman) Limited (“Bold Ally”) (the “Bold Ally Loan”), under which shares of GenTao, Beacon and Sunrise were pledged as collateral to Bold Ally to secure repayment of amounts outstanding under the Facility Agreement and GenTao transferred ADSs of the Company to an account designated by Bold Ally. On July 5, 2024, the obligations under the Bold Ally Loan were settled. The settlement was funded using proceeds generated from the issuance of a promissory note issued by GenTao together with Beacon, Fast Horse, and Sunrise to Shining Rich Holdings Limited (the “Investor”) in the amount of up to US$24 million (the “Subscription Agreement”) and the existing cash reserves of Mr. Sheng Chen. As a result of the settlement of the Bold Ally Loan, the collateral for the Bold Ally Loan has been released in full pursuant to a deed of undertaking, and Mr. Sheng Chen’s beneficial ownership interest in the 33,628,926 Class A ordinary shares of the Company that had previously been transferred to Bold Ally has been restored. As of the date of this annual report, 68,373,133 Class A Ordinary Shares and 27,757,992 Class B Ordinary Shares collectively owned by GenTao, Beacon, Fast Horse and Sunrise were pledged as collateral to the Investor pursuant to the Subscription Agreement. The business address for Mr. Sheng Chen is Guanjie Building, Southeast 1st Floor, 10# Jiuxianqiao East Road, Chaoyang District, Beijing 100016, China. Information set forth above is based upon Mr. Sheng Chen’s Schedule 13D/A filings with the SEC on July 8, 2024 and August 22, 2024 (collectively, “Mr. Sheng Chen SC13D/A”). The foregoing descriptions of the agreements and arrangements in this paragraph do not purport to be complete and are qualified in their entirety by reference to such agreement, filed as set forth in Mr. Sheng Chen SC13D/A. For more detailed information on Mr. Sheng Chen’s personal financial situation, please refer to Mr. Sheng Chen SC13D/A and further amendment.
(4)	Consists of (i) 2,194,200 Class B ordinary shares and 3,295,248 Class A ordinary shares held by Mr. Ueno. Mr. Ueno is an independent director of our company. The business address for Mr. Ueno is Suite 701-702, Plaza 228, No.228 Wan Chai Road, Wan Chai, Hong Kong.
(5)	Consists of (i) 455,296,932 Class A Ordinary Shares held by Success Flow and (ii) 195,127,260 Class A Ordinary Shares held by Choice Faith. Both Success Flow and Choice Faith are direct wholly-owned subsidiaries of Shandong Hi-Speed Holdings Group Limited (“SDHG”), which may be deemed to have beneficial ownership held by Success Flow and Choice Faith. Information set forth above is based upon SDHG’s Schedule 13D filing with the SEC on January 5, 2024. The principal business address of SDHG is 38/F, The Center, 99 Queen’s Road Central, Central, Hong Kong SAR, People’s Republic of China. SDHG is a company organized under the laws of Bermuda.
(6)	Consists of 455,296,932 Class A Ordinary Shares held by Success Flow. Success Flow is a direct wholly-owned subsidiary of SDHG, which may be deemed to have beneficial ownership held by Success Flow. Information set forth above is based upon Success Flow’s Schedule 13D filing with the SEC on January 5, 2024. The registered office of Success Flow is situated at Sea Meadow House, Blackburne Highway, (P.O. Box 116), Road Town, Tortola, British Virgin Islands. Success Flow is a business company organized under the laws of the British Virgin Islands.

(7)	Consists of 195,127,260 Class A Ordinary Shares held by Choice Faith. Choice Faith is a direct wholly-owned subsidiary of SDHG, which may be deemed to have beneficial ownership held by Choice Faith. Information set forth above is based upon Choice Faith’s Schedule 13D filing with the SEC on January 5, 2024. The registered office of Choice Faith is situated at Sea Meadow House, Blackburne Highway, (P.O. Box 116), Road Town, Tortola, British Virgin Islands. Choice Faith is a business company organized under the laws of the British Virgin Islands.
(8)	Consists of 93,195,744 Class A ordinary shares beneficially owned by Norges Bank, as reported in a Schedule 13G/A filed by Norges Bank with the SEC on January 28, 2026. Certain shares reported therein are invested on behalf of the Government of Norway. The address of Norges Bank is Bankplassen 2, PO Box 1179 Sentrum, NO-0107, Oslo, Norway.

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

To our knowledge, as of March 31, 2026, a total of 877,311,388 Class A ordinary shares and 16 Class B ordinary shares are held by eleven record holders in the United States, including Citibank N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

B.	Related Party Transactions

Transactions with Shareholders and Affiliates

For the year ended December 31, 2025, we provided a loan to Shanghai Puping Information Technology Co., Ltd., (“Shanghai Puping”), in the amount of RMB92.6 million. We also had current receivables due from Shanghai Puping in the amount of RMB351.0 million as of December 31, 2025.

From January 1, 2025 to December 31, 2025, we leased properties for data centers from Sanhe Mingtai Machinery Manufacturing Co., Ltd. (“Sanhe Mingtai”). Lease costs and property management fees incurred during the period were RMB33.5 million and RMB6.8 million, respectively. We also made lease payments to Sanhe Mingtai totaling RMB50.2 million. As of December 31, 2025, ROU assets of RMB346.1 million and lease liabilities of RMB313.3 million were associated with such leases. In addition, for the year ended December 31, 2025, we provided a loan to Sanhe Mingtai in the amount of RMB23.9 million, and had current receivables due from Sanhe Mingtai in the amount of RMB77.9 million as of December 31, 2025.

In May 15, 2023, we obtained a loan in the amount of RMB350.0 million from Changzhou Gaoxin Interconnection Co., Ltd., at an interest rate of 6.0% per annum. The interest rate was modified to 3.85% effective from July 31, 2024. The original maturity date of the loan was March 31, 2024, which was subsequently extended to January 31, 2026 with the interest rate of 3.60% per annum. Loan interest incurred in 2025 amounted to RMB 12.8 million. As of December 31, 2025, we had current payables including interest payable in the amount of RMB361.4 million.

Other Transactions with Related Parties

Our other related party transactions, including services provided by/to our equity method investees and other investees measured using measurement alternative in the ordinary course of business were insignificant for the year ended December 31, 2025.

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

ITEM 8.FINANCIAL INFORMATION

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

Arbitration in relation to the acquisition of BJ TenxCloud

In July 2021, we, through our wholly-owned subsidiary, Shenzhen Cloud Native Technology Co., Ltd. (“SZ Cloud Native”) entered into a Purchase Framework Agreement to acquire 100% of the equity interest in Beijing TenxCloud Technology Ltd. (“BJ TenxCloud”) from a seller consortium for a total consideration of RMB414.7 million, including both cash consideration as well as warrants (the “Warrants”) issued by our subsidiary – VNET Technology Group Limited (“VNET Technology Cayman”). In addition, we were obligated to pay cash of RMB70.0 million and to issue certain numbers of the shares of the VNET Group, Inc. or its subsidiary with estimated value of RMB167.3 million as of December 31, 2021 to certain selling shareholders.

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

On July 15, 2025, CIETAC issued an arbitral award dismissing all of our claims in the Buyer Arbitration Proceeding. After receipt of the arbitral award in the Buyer Arbitration Proceeding, we applied to the Beijing No. 4 Intermediate People’s Court to set aside the arbitral award, and on November 20, 2025, we received a civil ruling from such court dismissing our application to set aside the arbitral award.

With respect to the Seller Arbitration Proceedings, on December 8, 2025, arbitral awards were handed down in three of the proceedings involving the Seller Claimants. These awards require us to pay, in aggregate, RMB136.2 million, including the equity consideration, interest, arbitration fees and other amounts. Pursuant to the performance arrangements agreed with those three Seller Claimants, we completed the payment of these amounts on January 30, 2026. On March 6, 2026, arbitral awards in the remaining two Seller Arbitration Proceedings were handed down, requiring us to pay the remaining two Seller Claimants an aggregate amount of approximately RMB70.0 million, including the equity consideration, interest, arbitration fees and other amounts, by April 3, 2026. On April 3, 2026, we entered into installment payment arrangements with each of the two relevant Seller Claimants. On the same date, we paid RMB20,303,343.35 and RMB2,949,815.70, respectively, and the remaining amounts of approximately RMB41,502,837.59 and RMB5,899,632.30 are scheduled to be paid on April 27, 2026 and April 30, 2026, respectively.

As of December 31, 2025, we have recognized a total of RMB395.4 million in accrued expenses and other payables in connection with the acquisition of BJ TenxCloud, includes interest, arbitration fees, and other related expenses on these amounts. As the final amount payable may differ from the accrued expenses and other payables we had recognized as of December 31, 2025, any such difference could be material and may result in an increase or decrease in our financial results in future periods.

Shareholder Class Action Lawsuits

We and certain of our current and former officers and directors have been named as defendants in a putative securities class action filed on December 26, 2023, in the U.S. District Court for the Southern District of New York, captioned Semerak v. VNET Group, Inc. et al, No. 1:23-cv-11187. The action was purportedly brought on behalf of a class of persons who claim to have suffered damages as a result of alleged misstatements and omissions in the Company’s SEC filings regarding the Company’s business, prospects, and operations, in violation of the Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. On May 13, 2024, the individual defendants accepted service of the complaint. Plaintiffs filed an amended complaint on May 20, 2024. On July 19, 2024, the Company and the individual defendants filed a motion to dismiss the amended complaint. Briefing on the motion to dismiss was completed on October 3, 2024. On September 15, 2025, the Court granted Defendants’ motion to dismiss as to Plaintiffs’ scheme-liability claim and denied the motion as to the remaining claims, and the case proceeded to discovery. On February 12, 2026, the parties submitted a joint letter to the Court advising that they had reached an agreement in principle to settle the litigation. On February 13, 2026, the Court ordered that any pending motions were moot, all conferences were canceled and all deadlines were adjourned sine die. On April 3, 2026, Plaintiffs filed an unopposed motion for preliminary approval of the class action settlement, which remains pending before the Court.

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

ITEM 10.ADDITIONAL INFORMATION

A.	Share capital

Not applicable.

B.	Memorandum and Articles of Association

We are a Cayman Islands company and our corporate affairs are governed by our memorandum and articles of association and by the Companies Act (As Revised) and common law of the Cayman Islands.

As of the date hereof, our authorised share capital of the Company is US$30,000 divided into 3,000,000,000 shares, par value of US$0.00001 each, comprised of (i) 2,698,935,000 Class A ordinary shares of a par value of US$0.00001 each, (ii) 300,000,000 Class B ordinary shares of a par value of US$0.00001 each, (iii) 60,000 Class C ordinary shares of a par value of US$0.00001 each, (iv) 555,000 Class D ordinary shares of a par value of US$0.00001 each, (v) 150,000 Series A perpetual convertible preferred shares of a par value of US$0.00001 each, and (vi) 300,000 Series A-1 perpetual convertible preferred shares of a par value of US$0.00001 each. As of March 31, 2026, there are 1,677,368,135 Class A ordinary shares (excluding (i) treasury shares and (ii) Class A ordinary shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards) issued and outstanding, 30,721,723 Class B ordinary shares issued and outstanding, 60,000 Class C ordinary shares issued and outstanding, no Class D ordinary shares issued and outstanding, and no Series A perpetual convertible preferred shares or Series A-1 perpetual convertible preferred shares issued and outstanding.

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

For Class C ordinary shares and Class D ordinary shares, the following conversion mechanism is not incorporated into the Company’s memorandum and articles of association, but is nevertheless agreed to with the respective shareholders or documented in the Company’s authorization. Upon any sale, transfer, assignment or disposition of such number of Class C ordinary shares by the holder thereof or the direct or indirect transfer or assignment of the voting power attached to such number of Class C ordinary shares through voting proxy or otherwise to any person that is not an Affiliate of such holder, or upon the direct or indirect sale, transfer, assignment or disposition of a majority of the issued and outstanding voting securities of, or the direct or indirect transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the direct or indirect sale, transfer, assignment or disposition of all or substantially all of the assets of, a holder of Class C ordinary shares that is an entity to any person that is not an Affiliate of such holder, any number of Class C ordinary shares held by a holder thereof will be automatically and immediately converted into an equal number of Class A ordinary shares.

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

C.	Material Contracts

In January 2022, we entered into an investment agreement with the funds managed by Blackstone Tactical Opportunities (NYSE: BX), or Blackstone, the world’s largest alternative investment firm, pursuant to which we issued USD-denominated convertible notes due 2027 in an aggregate principal amount of US$250.0 million at an interest rate of 2% per annum, or the 2027 Convertible Notes to the investors. In February 2026, we and the investors entered into an amendment agreement with respect to the 2027 Convertible Notes, or the Amended Notes, pursuant to which the maturity date was extended to a later date in 2027. The Amended Notes continue to bear interest at a rate of 2.00% per annum, provided that an initial accumulated interest amount of US$80.50 per US$1,000 principal was established for the period from the original issuance date to the amendment date. Prior to certain transfer events, interest on the Amended Notes is deferred and added to such accumulated interest amount. Holders may convert the principal and any accumulated interest amount at a conversion price of US$11.00 per ADS, and the Company may settle such conversions in cash, ADSs, or a combination thereof at its election. In addition, subject to certain conditions, holders were granted a revised right to require the Company to repurchase the Amended Notes at a price equal to 100% of the principal plus the accumulated interest amount and any accrued and unpaid interest.

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

In March 2026, we issued 81.0 million Class A ordinary shares at US$1.7 per share (or US$10.2 per ADS) to certain institutional investors in a private placement. The gross proceeds from this transaction were approximately US$137.7 million, which will be used for general corporate purposes, including working capital, capital expenditures, and potential strategic transactions.

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

People’s Republic of China Taxation

Under the EIT Law, an enterprise established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC are considered PRC tax resident enterprises and subject to PRC income tax at the rate of 25% on worldwide income. Circular 82, as amended, clarified that dividends and other income paid by certain offshore enterprises controlled by a PRC company or a PRC company group established outside of the PRC will be considered PRC-source income and subject to PRC withholding tax, currently at a rate of 10% (or a lower rate under an applicable tax treaty, if any), when paid to non-PRC enterprise shareholders. Under the implementation regulations to the EIT Law, a “place of effective management” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, the circular mentioned above specifies that certain offshore enterprises controlled by a PRC company or a PRC company group will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision-making bodies; key properties, accounting books, the company seal, and minutes of board meetings and shareholders meetings; and half or more of the senior management or directors having voting rights. Although the circular only applies to offshore enterprises controlled by PRC enterprises and not those controlled by PRC individuals, the determining criteria set forth in the circular may reflect the State Taxation Administration’s general position on how the “place of effective management” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals.

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

Certain U.S. Federal Income Tax Considerations

The following is a discussion of the certain U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of ADSs or Class A ordinary shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold ADSs or Class A ordinary shares. This discussion applies only to a U.S. Holder that holds ADSs or Class A ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including any minimum tax and Medicare contribution tax consequences, and tax consequences applicable to U.S. Holders subject to special rules, such as:

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

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a passive asset for these purposes. Based on the composition of our income and assets and the value of our assets, including goodwill, which is based on the price of the ADSs, we believe that we were not a PFIC for the 2025 taxable year. However, it is not entirely clear how the contractual arrangements between our wholly-owned PRC subsidiaries, our consolidated affiliated entities and the shareholders of our consolidated affiliated entities will be treated for purposes of the PFIC rules. Because the treatment of the contractual arrangements is not entirely clear, because we hold a substantial amount of cash, and because PFIC status depends upon the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of the ADSs or Class A ordinary shares, which could be volatile), there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year.

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

Alternatively, if we were a PFIC and if the ADSs were “regularly traded” on a “qualified exchange,” as defined in applicable Treasury regulations, a U.S. Holder could make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. The ADSs would be treated as “regularly traded” for any calendar year in which more than a de minimis quantity of the ADSs were traded on a qualified exchange on at least 15 days during each calendar quarter. The Nasdaq Stock Market, where our ADSs are listed, is a qualified exchange for this purpose. U.S. Holders will not be able to make a mark-to-market election with respect to Lower-tier PFICs, if any. Accordingly, if we were a PFIC for any taxable year, a U.S. Holder that makes the mark-to-market election may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any Lower-tier PFICs.

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements. However, beginning March 18, 2026, our directors and officers will be subject to insider reporting requirements under Section 16(a) of the Exchange Act, although they are expected to remain exempt from the short-swing profit recovery provisions of Section 16(b) and the short-sale prohibition of Section 16(c), and our principal shareholders who are not directors or officers are expected to remain exempt from Section 16. Our financial statements have been prepared in accordance with U.S. GAAP.

We will furnish hard copies of our annual report which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP free of charge to our shareholders and ADS holders upon request.

I.	Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure.”

J.	Annual Report to Security Holders

Not applicable.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expenses incurred in respect of borrowings, finance lease liabilities as well as interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. As of December 31, 2025, we had (i) short-term bank borrowings with an aggregate outstanding balance of RMB1,172.6 million, (ii) long-term borrowings (current portions) with an aggregate outstanding balance of RMB2,059.2 million, and (iii) long-term borrowings (excluding current portions) with an aggregate outstanding balance of RMB11,579.7 million. The short term bank borrowings and the long-term borrowings bore weighted-average interest rate of 3.18% and 3.90% per annum, respectively. A hypothetical one percentage point (100 basis-point) decrease in interest rates would have resulted in a decrease of approximately RMB144.3 million in interest expense for the year ended December 31, 2025. We have not used derivative financial instruments to manage our interest risk exposure. Interest earning instruments and interest-bearing obligations carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income and interest expenses may fluctuate due to changes in market interest rates.

Foreign Exchange Risk

We earn most of our revenues and incur most of our expenses in Renminbi, and most of our sales and purchase contracts are denominated in Renminbi. However, we have significant amount of U.S. dollar-denominated debt instruments outstanding and our functional currency is the U.S. dollar. We use forward foreign exchange contracts to hedge against fluctuations in foreign exchange rates. We enter into these derivative financial instruments as risk management tools and not for speculative or trading purposes. The Renminbi depreciated by 1.5% against the U.S. dollar in 2024 and then appreciated by 2.2% in 2025. The Company intends to hold U.S. dollar-denominated financial assets and will convert to RMB according to the trend of exchange rate changes. The Company may also consider converting RMB to U.S. dollar to make interest, principal or repurchase payments for our U.S. dollars-denominated debt instruments. As of December 31, 2025, we had total U.S. dollar-denominated cash and cash equivalents, restricted cash and short-term investments in the amount of US$220.6 million. A hypothetical 10% increase in the exchange rate of the U.S. dollar against the RMB would have resulted in an increase of RMB154.3 million in the value of our U.S. dollar-denominated financial assets as of December 31, 2025.

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

Inflation Risk

In the last three years, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2023, 2024, and 2025 were 0.2%, 0.2%, and 0%, respectively. Although we have not been materially affected by inflation in the past, we cannot assure you that we will not be affected in the future by higher rates of inflation in China.

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

Fees and Other Payments Made by the Depositary to Us

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. In 2025, we received US$1.9 million from the depositary as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program for the year of 2025.

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of security holders, which remain unchanged since our initial public offering.

ITEM 15.CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and principal accounting officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this annual report, as required by Rule 13a-15(b) under the Exchange Act. Based on such evaluation, our management has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective.

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

Our management, with the participation of our chief executive officer and principal accounting officer, conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, we used the criteria established within the Internal Control —Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this assessment, our management has concluded that, as of December 31, 2025, our internal control over financial reporting was effective.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, KPMG Huazhen LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2025 and has issued an attestation report set forth below.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
VNET Group, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited VNET Group, Inc. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2025, the related consolidated statements of operations, comprehensive (loss) income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements), and our report dated April 16, 2026 expressed an unqualified opinion on those consolidated financial statements.

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

April 16, 2026

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

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our independent registered public accounting firm for the periods indicated:

	For the Years Ended
	December 31,
	2024	2025

	(in US$ thousands)
Audit fees(1)	1,731	2,683
Tax fees	38	100

Notes:

(1)	“Audit fees” mean the aggregate fees billed or expected to be billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and services in connection with statutory and regulatory filing.

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

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On June 27, 2025, our board of directors approved a share repurchase program to repurchase up to US$50 million worth of our ADSs over a 12‑month period beginning on July 1, 2025. The share repurchase program permitted us to purchase ADSs through various means, including open market transactions, privately negotiated transactions, any combination thereof or other legally permissible means in accordance with applicable rules and regulations. The number of ADSs repurchased and the timing of repurchases depends on a number of factors, including, but not limited to, price, trading volume and general market conditions, along with our working capital requirements, general business conditions and other factors.

For the period from June 27, 2025, to December 31, 2025, we repurchased 313,573 ADSs for a consideration of US$2.41 million under our share repurchase program.

The following table sets forth a summary of our repurchases of our ADSs made under the share repurchase programs from July 1, 2025 through December 31, 2025, presented on a monthly basis.

			Total Number of
			ADSs Purchased as	Minimum Dollar Value of
			Part of Publicly	ADSs that May Be
	Total Number of	Average Price	Announced	Purchased under the
Period	ADSs Purchased(1)	Paid Per ADS(1)	Program(1)	Program (US$)
July 1–31, 2025 (2)	96,852	7.38	715,227	49,284,773
August 1–31, 2025	163,211	7.82	1,275,876	48,008,897
September 1–30, 2025	53,510	7.83	419,163	47,589,734
October 1–31, 2025	—	—	—	47,589,734
November 1–30, 2025	—	—	—	47,589,734
December 1–31, 2025	—	—	—	47,589,734
Total	313,573	7.69	313,573	47,589,734

(1)	Each ADS represents six Class A ordinary shares.
(2)	On June 27, 2025, our board of directors approved a share repurchase program to repurchase up to US$50 million worth of our ADSs during a twelve-month period beginning on July 1, 2025.

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.CORPORATE GOVERNANCE

Certain corporate governance practices in the Cayman Islands, which is our home country, are considerably different than the standards applied to U.S. domestic issuers. Nasdaq Stock Market Rules provide that foreign private issuers are exempt from certain corporate governance requirements of Nasdaq and may follow their home country practices, subject to certain exceptions and requirements to the extent that such exemptions would be contrary to U.S. federal securities laws and regulations. We currently follow our home country practice that: (i) does not require us to disclose any agreements or arrangements of third party director or nominee compensation, (ii) does not require us to solicit proxy and hold meetings of our shareholders every year, (iii) does not require us to make available to shareholders an annual report containing audited financial statements within a reasonable time following our filing of an annual report with the SEC, (iv) does not require that a majority of our board of directors satisfy the “independence” requirements of Rule 5605 of Nasdaq Stock Market Rules (we currently have a majority independent board), (v) does not require each member of our compensation committee and nominating and corporate governance committee to be an independent director, (vi) does not require that director nominees be either selected or recommended by independent directors, (vii) does not require us to seek shareholder approval prior to the issuance of securities in connection with the acquisition of stock or assets of another company, (viii) does not require us to seek shareholder approval prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the Company, (ix) does not require us to seek shareholders’ approval for amending our share incentive plan, (x) does not require us to obtain shareholder approval for issuing additional securities exceeding 20% of our outstanding ordinary shares, (xi) does not require that voting rights of existing shareholders cannot be disparately reduced or restricted through any corporate action or issuance, and (xii) does not restrict a company’s transactions with directors, requiring only that directors exercise a duty of care and owe certain fiduciary duties to the companies for which they serve. In the future, we may rely on other exemptions provided by Nasdaq.

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

In 2025, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Risk Factors –– Risks Related to Our Business and Industry––Actual or alleged failure to comply with laws and regulations related to cybersecurity, information security, privacy and data protection could lead to government enforcement actions, have a serious adverse effect on our reputation, and discourage current and potential clients from doing business with us” in this annual report on Form 20-F.

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

2.6

Indenture dated February 2026 constituting US$250 million 2.00% convertible senior notes due 2027 between the Company and Citibank, N.A., as trustee (incorporated by reference to Exhibit 99.2 from our Form 6-K (File No. 001-35126), initially furnished with the Commission on February 17, 2026)

4.1

Form of Indemnification Agreement between the Registrant and its Directors (incorporated by reference to Exhibit 10.3 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.2

Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.4 from our registration statement on Form F-1 (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

4.3

English translation of Loan Agreement dated April 22, 2024, among VNET Data Center Co., Ltd. and the shareholders of Beijing Yiyun Network Technology Co., Ltd. (incorporated by reference to Exhibit 4.3 from our annual report on Form 20-F for the year ended December 31, 2023 filed with Comission on April 26, 2024)

4.4

English translation of Share Pledge Agreement dated April 22, 2024, among VNET Data Center Co., Ltd., Beijing Yiyun Network Technology Co., Ltd. and the shareholders of Beijing Yiyun Network Technology Co., Ltd. (incorporated by reference to Exhibit 4.4 from our annual report on Form 20-F for the year ended December 31, 2023 filed with Comission on April 26, 2024)

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

4.12

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

4.13

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

4.14	2020 Share Incentive Plan (incorporated herein by reference to Exhibit 99.1 on Form 6-K furnished to the Commission on May 29, 2020)

4.15	Amendment to 2020 Share Incentive Plan (incorporated by reference to Exhibit 99.1 from our Form 6-K (File No. 001-35126), initially furnished with the Commission on January 23, 2024)

4.16

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

4.17

Restructuring Agreement dated July 24, 2019 by and among 21Vianet Group, Inc. (which later changed its name to VNET Group, Inc.), 21Vianet DRP Investment Holdings Limited (which later changed its name to VNET DRP Investment Holdings Limited) and Marble Stone Holdings Limited (incorporated by reference to Exhibit 4.29 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 2, 2020)

4.18

Amendment to Restructuring Agreement dated January 15, 2020 by and among 21Vianet Group, Inc. (which later changed its name to VNET Group, Inc.), 21Vianet DRP Investment Holdings Limited (which later changed its name to VNET DRP Investment Holdings Limited) and Marble Stone Holdings Limited (incorporated by reference to Exhibit 4.30 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 2, 2020)

4.19

Share Subscription Agreement dated October 14, 2019 by and between 21Vianet Group, Inc. (which later changed its name to VNET Group, Inc.) and Personal Group Limited (incorporated by reference to Exhibit 4.31 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 2, 2020)

4.20

English translation of Equity Pledge Agreement dated April 22, 2024, between Shanghai Edge Connect Technology Co., Ltd. and the shareholder of Shanghai Zhiyan Yunwei Technology Co., Ltd. (incorporated by reference to Exhibit 4.27 from our annual report on Form 20 - F for the year ended December 31, 2023 filed with Comission on April 26, 2024)

4.21

English translation of Power of Attorney dated April 22, 2024, by the shareholder of Shanghai Zhiyan Yunwei Technology Co., Ltd. (incorporated by reference to Exhibit 4.28 from our annual report on Form 20 - F for the year ended December 31, 2023 filed with Comission on April 26, 2024)

4.22

English translation of Exclusive Consultation and Service Agreement dated April 22, 2024, between Shanghai Edge Connect Technology Co., Ltd. and Shanghai Zhiyan Yunwei Technology Co., Ltd. (incorporated by reference to Exhibit 4.29 from our annual report on Form 20 - F for the year ended December 31, 2023 filed with Comission on April 26, 2024)

4.23

English translation of Equity Option Agreement dated April 22, 2024, among Shanghai Edge Connect Technology Co., Ltd., Shanghai Zhiyan Yunwei Technology Co., Ltd. and its shareholder (incorporated by reference to Exhibit 4.30 from our annual report on Form 20 - F for the year ended December 31, 2023 filed with Comission on April 26, 2024)

4.24

English translation of Letter of Undertaking dated December 10, 2020, by Shanghai Zhiyan Yunwei Technology Co., Ltd. and its shareholder (incorporated by reference to Exhibit 4.39 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 28, 2021)

4.25

English translation of Letter of Undertaking dated December 10, 2020, by Shanghai Edge Connect Technology Co., Ltd. (incorporated by reference to Exhibit 4.40 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 28, 2021)

4.26

English translation of Supplementary Exclusive Technical Consulting and Service Agreement dated December 10, 2020, among Shanghai Edge Connect Technology Co., Ltd., Shanghai Zhiyan Yunwei Technology Co., Ltd. and its shareholder (incorporated by reference to Exhibit 4.41 from our annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 28, 2021)

4.27

Investment Agreement dated January 28, 2022 by and among VNET Group, Inc. and Vector Holdco Pte. Ltd., BTO Vector Fund FD (CYM) L.P. and Blackstone Tactical Opportunities Fund - FD L.P. (incorporated by reference to Exhibit 99.2 from our Form 6-K (File No. 001-35126), initially furnished with the Commission on January 31, 2022)

4.28

Amendment to Investment Agreement dated February 13, 2026 by and among VNET Group, Inc. and Vector Holdco Pte. Ltd., BTO Vector Fund FD (CYM) L.P. and Blackstone Tactical Opportunities Fund - FD L.P. (incorporated by reference to Exhibit 99.3 from our Form 6-K (File No. 001-35126), initially furnished with the Commission on February 17, 2026)

Exhibit Number	Description of Document

4.29

Investment Agreement dated November 16, 2023, entered into by and among VNET Group, Inc. and Success Flow International Investment Limited and Choice Faith Group Holdings Limited (incorporated by reference to Exhibit 99.2 from our Form 6-K (File No. 001-35126), initially furnished with the Commission on November 16, 2023)

4.30

Investor Rights Agreement dated November 16, 2023, entered into by and among VNET Group, Inc. and Success Flow International Investment Limited and Choice Faith Group Holdings Limited (incorporated by reference to Exhibit 99.3 from our Form 6-K (File No. 001-35126), initially furnished with the Commission on November 16, 2023)

4.31

English translation of Loan Agreement dated October 30, 2012, among Joytone Infotech Co., Ltd. and the shareholders of Beijing iJoy Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.38 from our annual report on Form 20 - F for the year ended December 31, 2023 filed with Comission on April 26, 2024)

4.32

English translation of Amended and Restated Equity Pledge Agreement dated July 18, 2019, among Joytone Infotech Co., Ltd. and the shareholders of Beijing iJoy Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.39 from our annual report on Form 20 - F for the year ended December 31, 2023 filed with Comission on April 26, 2024)

4.33

English translation of Power of Attorney dated July 18, 2019, by the shareholders of Beijing iJoy Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.40 from our annual report on Form 20 - F for the year ended December 31, 2023 filed with Comission on April 26, 2024)

4.34

English translation of Exclusive Consultation and Service Agreement dated October 30, 2012, between Joytone Infotech Co., Ltd. and Beijing iJoy Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.41 from our annual report on Form 20 - F for the year ended December 31, 2023 filed with Comission on April 26, 2024)

4.35

English translation of Amended and Restated Equity Option Agreement dated July 18, 2019, among iJoy Holiding Limited, Beijing iJoy Information Technology Co., Ltd. and the shareholders of Beijing iJoy Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.42 from our annual report on Form 20 - F for the year ended December 31, 2023 filed with Comission on April 26, 2024)

4.36

English translation of Supplementary Agreement to the Exclusive Consultation and Service Agreement dated July 30, 2013, between Joytone Infotech Co., Ltd and Beijing iJoy Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.43 from our annual report on Form 20 - F for the year ended December 31, 2023 filed with Comission on April 26, 2024)

4.37

Letter Agreement dated August 21, 2024, between Mr. Sheng Chen, GenTao, Fast Horse, Sunrise, Personal Group Limited, Success Flow and Choice Faith (incorporated by reference to Exhibit 99.33 from the Schedule 13D amendment filed by Mr. Sheng Chen, GenTao Capital Limited, Fast Horse Technology Limited, Sunrise Corporate Holding Ltd., Personal Group Limited, and Beacon Capital Group Inc. with the Commission on August 22, 2024).

4.38

The amendment dated as of February 13, 2026 to an investment agreement dated as of June 22, 2020, entered into by and among VNET Group, Inc., Vector Holdco Pte. Ltd., BTO Vector Fund ESC (CYM) L.P., BTO Vector Fund FD (CYM) L.P. and Blackstone Tactical Opportunities Fund – FD (Cayman) – NQ L.P. (incorporated by reference to Exhibit 99.1 from our Form 6-K (File No. 001-35126), initially furnished with the Commission on February 17, 2026)

8.1*	List of Subsidiaries and Principal Consolidated Affiliate Entities

11.1

Code of Business Conduct and Ethics of Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-173292), as amended, initially filed with the Commission on April 4, 2011)

Exhibit Number	Description of Document

11.2

VNET Group, Inc. Amended and Restated Statement of Policies Governing Material, Non - Public Information and the Prevention of Insider Trading (incorporated by reference to Exhibit 11.2 from our annual report on Form 20-F for the year ended December 31, 2024 filed with the Commission on April 25, 2025)

12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of KPMG Huazhen LLP, Independent Registered Public Accounting Firm

15.2*	Consent of Fangda Partners

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

Date: April 16, 2026

VNET GROUP, INC.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
VNET Group, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of VNET Group, Inc. and subsidiaries (the Company) as of December 31, 2024 and 2025, the related consolidated statements of operations, comprehensive (loss) income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2025, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 16, 2026 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Valuation of 2027 convertible notes

As discussed in Notes 16 and 26 to the consolidated financial statements, the Company elected to account for the 2027 convertible notes at fair value as a whole, with the interest expenses presented within the changes in fair value of financial instruments. As of December 31, 2025, the fair value of the 2027 convertible notes was RMB2,178,928 thousand. The fair value of 2027 convertible notes is measured using binomial tree pricing model that involves several parameters including the Company’s share price, share price volatility, remaining maturity term and discount rate.

We identified the evaluation of the fair value of 2027 convertible notes as a critical audit matter. Subjective and challenging auditor judgment, as well as specialized skills and knowledge, was required to evaluate the discount rate used in the Company’s valuation of the 2027 convertible notes.

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

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2022.

Beijing, China
April 16, 2026

VNET GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

		As of December 31,
	Note	2024	2025
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		1,492,436	5,523,571	789,860
Restricted cash		545,795	656,010	93,808
Short-term investments	6	—	379,198	54,225
Accounts and notes receivable (net of allowance for doubtful debt of RMB189,501 and RMB267,682 as of December 31, 2024 and 2025, respectively)	5	1,655,984	2,222,106	317,757
Amounts due from related parties	22	336,360	429,411	61,405
Prepaid expenses and other current assets	7	2,789,573	2,241,570	320,542
Total current assets		6,820,148	11,451,866	1,637,597

Non-current assets:
Restricted cash		42,842	22,104	3,161
Derivative financial instrument	26	6,768	11,185	1,599
Long-term investments, net	11	794,688	1,062,660	151,958
Property and equipment, net	8	17,216,635	22,775,579	3,256,864
Intangible assets, net	9	1,403,787	2,004,710	286,670
Land use rights, net	10	766,213	867,765	124,089
Operating lease right-of-use assets, net	15	4,618,212	4,871,341	696,592
Deferred tax assets, net	21	306,623	251,572	35,974
Other non-current assets	12	381,126	1,275,380	182,377
Total non-current assets		25,536,894	33,142,296	4,739,284
Total assets		32,357,042	44,594,162	6,376,881

The accompanying notes are an integral part of these consolidated financial statements

VNET GROUP, INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands)

		As of December 31,
	Note	2024	2025
		RMB	RMB	US$
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings (including amounts of consolidated VIEs without recourse to the Company of RMB589,000 and RMB1,086,997 as of December 31, 2024 and 2025, respectively)	13	589,000	1,172,561	167,674
Current portion of long-term borrowings (including amounts of consolidated VIEs without recourse to the Company of RMB1,093,160 and RMB1,657,840 as of December 31, 2024 and 2025, respectively)	13	1,420,190	2,059,154	294,455
Current portion of finance lease liabilities (including amounts of consolidated VIEs without recourse to the Company of RMB94,162 and RMB229,691 as of December 31, 2024 and 2025, respectively)	15	208,299	357,995	51,193
Current portion of operating lease liabilities (including amounts of consolidated VIEs without recourse to the Company of RMB881,025 and RMB941,603 as of December 31, 2024 and 2025, respectively)	15	899,818	962,275	137,603
Accounts and notes payable (including amounts of consolidated VIEs without recourse to the Company of RMB574,642 and RMB610,988 as of December 31, 2024 and 2025, respectively)		709,260	741,878	106,087
Amounts due to related parties (including amounts of consolidated VIEs without recourse to the Company of RMB355,679 and RMB415,889 as of December 31, 2024 and 2025, respectively)	22	355,679	415,889	59,471
Income taxes payable (including amounts of consolidated VIEs without recourse to the Company of RMB68,458 and RMB136,043 as of December 31, 2024 and 2025, respectively)		69,569	154,343	22,071
Advances from customers (including amounts of consolidated VIEs without recourse to the Company of RMB1,378,806 and RMB933,920 as of December 31, 2024 and 2025, respectively)	2(s)	1,378,806	933,920	133,549
Deferred revenue (including amounts of consolidated VIEs without recourse to the Company of RMB80,435 and RMB124,401 as of December 31, 2024 and 2025, respectively)	2(s)	87,830	138,671	19,830
Current portion of deferred government grants (including amounts of consolidated VIEs without recourse to the Company of RMB6,727 and RMB24,929 as of December 31, 2024 and 2025, respectively)	17	6,727	51,062	7,302
Accrued expenses and other payables (including amounts of consolidated VIEs without recourse to the Company of RMB1,274,258 and RMB3,060,317 as of December 31, 2024 and 2025, respectively)	14	3,618,237	5,459,465	780,693
Total current liabilities		9,343,415	12,447,213	1,779,928

The accompanying notes are an integral part of these consolidated financial statements

VNET GROUP, INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands)

		As of December 31,
	Note	2024	2025
		RMB	RMB	US$
Non-current liabilities:
Long-term borrowings (including amounts of consolidated VIEs without recourse to the Company of RMB3,285,482 and RMB7,846,171 as of December 31, 2024 and 2025, respectively)	13	7,767,390	11,579,664	1,655,870
Convertible notes	16	1,897,738	5,138,664	734,819
Non-current portion of finance lease liabilities (including amounts of consolidated VIEs without recourse to the Company of RMB705,013 and RMB923,083 as of December 31, 2024 and 2025, respectively)	15	1,532,309	1,643,713	235,048
Non-current portion of operating lease liabilities (including amounts of consolidated VIEs without resource to the Company of RMB3,737,819 and RMB3,963,305 as of December 31, 2024 and 2025, respectively)	15	3,779,293	4,001,047	572,142
Unrecognized tax benefits (including amounts of consolidated VIEs without recourse to the Company of RMB107,850 and RMB118,734 as of December 31, 2024 and 2025, respectively)	21	107,850	118,734	16,979
Deferred tax liabilities (including amounts of consolidated VIEs without recourse to the Company of RMB118,374 and RMB106,232 as of December 31, 2024 and 2025, respectively)	21	734,404	840,387	120,174
Deferred government grants (including amounts of consolidated VIEs without recourse to the Company of RMB38,654 and RMB82,493 as of December 31, 2024 and 2025, respectively)	17	273,824	260,268	37,218
Total non-current liabilities		16,092,808	23,582,477	3,372,250
Total liabilities		25,436,223	36,029,690	5,152,178
Commitments and contingencies	27

The accompanying notes are an integral part of these consolidated financial statements

VNET GROUP, INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands, except for share and per share data)

		As of December 31,
	Note	2024	2025
		RMB	RMB	US$
Mezzanine equity:
Redeemable noncontrolling interests	18	—	1,711,591	244,754
Total mezzanine equity		—	1,711,591	244,754

Shareholders’ equity:
Class A ordinary shares (par value of US$0.00001 per share; 2,698,935,000 shares authorized; 1,611,141,743 and 1,609,260,305 shares issued and outstanding as of December 31, 2024 and 2025, respectively)	25	108	108	15
Class B ordinary shares (par value of US$0.00001 per share; 300,000,000 shares authorized; 30,721,723 shares issued and outstanding as of December 31, 2024 and 2025)	25	4	4	1
Class C ordinary shares (par value of US$0.00001 per share; 60,000 shares authorized, issued and outstanding as of December 31, 2024 and 2025)	25	—	—	—
Treasury shares		(161,892)	(179,087)	(25,609)
Additional paid-in capital		17,298,692	17,360,323	2,482,493
Statutory reserves	23	107,380	116,316	16,633
Accumulated other comprehensive (loss) income		(18,504)	46,375	6,632
Accumulated deficit		(10,859,888)	(11,125,595)	(1,590,939)
Total VNET Group, Inc. shareholders’ equity		6,365,900	6,218,444	889,226
Noncontrolling interests		554,919	634,437	90,723
Total shareholders’ equity		6,920,819	6,852,881	979,949
Total liabilities, mezzanine equity and shareholders’ equity		32,357,042	44,594,162	6,376,881

The accompanying notes are an integral part of these consolidated financial statements

VNET GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data)

		For the years ended December 31,
	Note	2023	2024	2025
		RMB	RMB	RMB	US$
Net revenues
Hosting and related services (including related parties amounts of RMB938, RMB7,954 and nil for the years ended December 31, 2023, 2024 and 2025, respectively)		7,412,930	8,259,069	9,949,261	1,422,725

Cost of revenues
Hosting and related services (including related parties amounts of RMB50,709, RMB34,153 and RMB40,426 for the years ended December 31, 2023, 2024 and 2025, respectively)		(6,120,445)	(6,426,914)	(7,756,772)	(1,109,204)
Gross profit		1,292,485	1,832,155	2,192,489	313,521

Operating income (expenses)
Operating income		106,273	114,585	27,755	3,969
Sales and marketing expenses		(266,207)	(263,756)	(279,201)	(39,925)
Research and development expenses		(322,220)	(246,612)	(261,133)	(37,342)
General and administrative expenses		(541,850)	(659,030)	(796,861)	(113,950)
Provision for doubtful debt		(368,505)	(107,899)	(102,749)	(14,693)
Impairment of long-lived assets		(506,686)	—	—	—
Impairment of goodwill		(1,364,191)	—	—	—
Total operating expenses		(3,263,386)	(1,162,712)	(1,412,189)	(201,941)

Operating (loss) profit		(1,970,901)	669,443	780,300	111,580

Interest income		41,802	27,958	37,358	5,342
Interest expense		(312,172)	(400,975)	(598,625)	(85,602)
Changes in the fair value of financial instruments		(165,930)	(74,112)	(314,332)	(44,949)
Impairment of long-term investments		(11,166)	—	—	—
Gain on debt extinguishment	16	—	246,175	—	—
Gain on deconsolidation of a subsidiary		—	—	469,838	67,186
Foreign exchange (loss) gain, net		(78,965)	(19,242)	5,523	790
Other income		27,344	52,728	55,576	7,949
Other expenses		(16,086)	(27,290)	(18,433)	(2,636)

(Loss) income before income taxes and gain from equity method investments		(2,486,074)	474,685	417,205	59,660

Income tax expenses	21	(114,374)	(234,229)	(557,510)	(79,723)
Gain from equity method investments		3,279	7,967	6,884	984

Net (loss) income		(2,597,169)	248,423	(133,421)	(19,079)

Net income attributable to noncontrolling interests		(46,667)	(65,223)	(67,518)	(9,655)
Net income attributable to redeemable noncontrolling interests		—	—	(50,903)	(7,279)
Net (loss) income attributable to VNET Group, Inc.		(2,643,836)	183,200	(251,842)	(36,013)

Accretion to redemption value of redeemable noncontrolling interests		—	—	(4,929)	(705)
Net loss attributable to the Company’s ordinary shareholders		—	—	(256,771)	(36,718)

(Loss) earnings per share:
Basic	24	(2.93)	0.11	(0.16)	(0.02)
Diluted	24	(2.93)	0.02	(0.16)	(0.02)

Shares used in (loss) earning per share computation:
Basic	24	901,143,138	1,593,594,519	1,612,272,787	1,612,272,787
Diluted	24	901,143,138	1,742,346,367	1,612,272,787	1,612,272,787

The accompanying notes are an integral part of these consolidated financial statements.

VNET GROUP, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(Amounts in thousands)

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Net (loss) income	(2,597,169)	248,423	(133,421)	(19,079)
Other comprehensive (loss) income, net of tax of nil
Foreign currency translation adjustments, net of tax of nil	(25,365)	(21,488)	66,149	9,459
Changes in fair value due to instrument-specific credit risk	—	14,243	—	—
Unrealized gain (loss) for available-for-sale debt securities	—	3,084	(1,270)	(182)
Other comprehensive (loss) income, net of tax of nil	(25,365)	(4,161)	64,879	9,277
Comprehensive (loss) income	(2,622,534)	244,262	(68,542)	(9,802)
Comprehensive income attributable to noncontrolling interests	(46,667)	(65,223)	(67,518)	(9,655)
Comprehensive income attributable to redeemable noncontrolling interests	—	—	(50,903)	(7,279)
Accretion to redemption value of redeemable noncontrolling interests	—	—	(4,929)	(705)
Comprehensive (loss) income attributable to VNET Group, Inc.	(2,669,201)	179,039	(191,892)	(27,441)

The accompanying notes are an integral part of these consolidated financial statements.

VNET GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	(2,597,169)	248,423	(133,421)	(19,079)
Adjustments to reconcile net (loss) income to net cash generated from operating activities:
Foreign exchange loss (gain), net	78,965	19,242	(5,523)	(790)
Depreciation and amortization	1,807,339	1,598,256	2,126,025	304,017
Loss (gain) on disposal of property and equipment	3,198	(126,604)	(37,368)	(5,344)
Provision for doubtful debt	368,505	107,899	102,749	14,693
Share-based compensation expense	35,296	148,557	25,778	3,686
Deferred income tax (benefits) expenses	(43,152)	(12,937)	61,606	8,810
Gain from equity method investments	(3,279)	(7,967)	(6,884)	(984)
Gain from disposal of subsidiaries	(495)	—	(469,838)	(67,186)
Impairment of long-lived assets	506,686	—	—	—
Impairment of goodwill	1,364,191	—	—	—
Impairment of long-term investments	11,166	—	—	—
Reduction in the carrying amount of right-of-use assets	433,121	470,581	679,782	97,208
Changes in the fair value of financial instruments	165,930	74,112	314,332	44,949
Gain on debt extinguishment of 2027 convertible notes	—	(246,175)	—	—
Loss on debt extinguishment of 2026 convertible notes	—	41,261	—	—
Changes in operating assets and liabilities, net of effects of acquisitions and disposals:
Accounts and notes receivable	(5,766)	(62,046)	(663,664)	(94,903)
Amounts due from related parties	(2,886)	(25,088)	23,375	3,343
Prepaid expenses and other current assets	(365,762)	114,978	264,878	37,879
Accounts and notes payables	(24,430)	20,043	32,608	4,663
Amounts due to related parties	6,131	(401)	60,210	8,610
Income taxes payable	(6,820)	34,372	84,774	12,123
Unrecognized tax benefits	11,283	9,393	10,884	1,556
Advances from customers	447,284	(226,441)	(438,726)	(62,737)
Deferred revenue	399	(5,588)	50,841	7,270
Deferred government grants	155,333	140,881	89,490	12,797
Operating lease liabilities	(481,647)	(449,059)	(648,700)	(92,763)
Accrued expenses and other payables	200,059	139,701	395,342	56,533
Net cash generated from operating activities	2,063,480	2,005,393	1,918,550	274,351

The accompanying notes are an integral part of these consolidated financial statements.

VNET GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands)

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(2,967,447)	(4,923,721)	(7,656,631)	(1,094,884)
Purchases of intangible assets	(50,906)	(130,058)	(210,564)	(30,110)
Purchases of land use rights	(42,275)	(74,641)	—	—
Proceeds from disposal of property and equipment	31,703	276,817	63,153	9,031
Proceeds from disposal of subsidiaries, net	12,704	—	755,964	108,101
Payments for short-term investments	(503,276)	(167,068)	(1,453,688)	(207,875)
Payments of loans to third parties	(1,600)	(39,054)	—	—
Receipts of loans to third parties	93,996	—	40,546	5,798
Payments of loans to related parties	(115,048)	(63,892)	(116,426)	(16,649)
Receipt of loans to a related party	9,800	28,313	—	—
Proceeds received from maturity of short-term investments	144,516	529,350	1,092,482	156,223
Proceeds from disposal of long-term investments	—	26,911	22,049	3,153
Payments for long-term investments	(517,278)	(53,665)	(278,620)	(39,842)
Proceeds from collection of the deposit associated with an acquisition	—	200,000	9,500	1,358
Payments for acquisitions, net of cash acquired	2	—	(279,359)	(39,948)
Net cash used in investing activities	(3,905,109)	(4,390,708)	(8,011,594)	(1,145,644)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of ordinary shares (Note 25)	2,122,123	—	—	—
Payment of issuance costs of ordinary shares	(1,880)	(35,791)	—	—
Repurchase of 2025 Convertible Notes (Note 16)	(529,175)	—	—	—
Repurchase of 2026 Convertible Notes	—	(4,262,340)	—	—
Proceeds from long-term bank borrowings	1,813,927	3,014,789	4,976,027	711,562
Proceeds from short-term bank borrowings	30,000	818,020	1,326,961	189,753
Proceeds from other long-term borrowings	1,020,008	1,844,191	1,321,253	188,937
Repayments of long-term bank borrowings	(292,625)	(822,302)	(725,940)	(103,808)
Proceeds from issuance of 2030 Convertible Notes, net of issuance costs	—	—	3,015,117	431,156
Proceeds from borrowings from non controlling shareholder	—	—	1,449,800	207,319
Repayments of short-term bank borrowings	—	(259,020)	(743,400)	(106,305)
Repayments and deposits for other long-term borrowings	(268,124)	(765,886)	(1,411,231)	(201,803)
Payments for purchase of property and equipment through finance leases	(210,902)	(102,646)	(211,604)	(30,259)
Proceeds from loan from a related party (Note 22)	350,000	—	—	—
Repayment of loans from third parties	(78,000)	—	—	—
Contribution from noncontrolling interest in subsidiaries	—	16,000	1,583,761	226,475
Payments for acquisition of noncontrolling interest	(10,122)	(46,397)	(303,267)	(43,367)
Payments for share repurchase and cancellation	—	—	(17,195)	(2,459)
Refund of prepayment for share repurchase plan	7,317	—	—	—
Dividends to noncontrolling interests	(11,413)	(26,272)	—	—
Dividends to redeemable noncontrolling interests	—	—	(34,301)	(4,905)
Payments for other financing activities	—	—	(5,100)	(730)
Net cash generated from (used in) financing activities	3,941,134	(627,654)	10,220,881	1,461,566
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	9,988	(4,945)	(7,225)	(1,033)
Net increase (decrease) in cash and cash equivalents and restricted cash	2,109,493	(3,017,914)	4,120,612	589,240
Cash and cash equivalents and restricted cash at beginning of year	2,989,494	5,098,987	2,081,073	297,589
Cash and cash equivalents and restricted cash at end of year	5,098,987	2,081,073	6,201,685	886,829

Reconciliation of cash and cash equivalents and restricted cash to the consolidated balance sheets
Cash and cash equivalents	2,243,537	1,492,436	5,523,571	789,860
Restricted cash-current	2,854,568	545,795	656,010	93,808
Restricted cash-non-current	882	42,842	22,104	3,161
Total cash and cash equivalents and restricted cash	5,098,987	2,081,073	6,201,685	886,829

The accompanying notes are an integral part of these consolidated financial statements

VNET GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands)

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Supplemental disclosures of cash flow information:
Income taxes paid	(145,605)	(211,896)	(422,299)	(60,388)
Interest paid	(251,066)	(434,193)	(570,733)	(81,614)

Supplemental disclosures of non-cash activities:
Right-of-use assets obtained in exchange for new operating lease liabilities	952,999	1,077,247	932,911	133,404
Property and equipment obtained in exchange for new finance lease liabilities	265,974	593,378	506,677	72,454
Purchase of property and equipment included in accrued expenses and other payables	270,909	940,804	192,933	27,589
Purchase of intangible assets included in accrued expenses and other payables	3,497	219	25,060	3,584
Payables for issuance cost of ordinary shares included in accrued expenses and other payables	35,840	—	—	—
Asset acquistion settled with equity interests of a subsidiary	116,996	—	—	—
Consideration payable for acquisition of noncontrolling interest included in accrued expenses and other payables	47,549	—	—	—

The accompanying notes are an integral part of these consolidated financial statements

VNET GROUP, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands, except for share data)

									Total
						Accumulated			VNET
		Number of			Additional	other			Group, Inc.		Total
		ordinary	Treasury	Ordinary	paid-in	comprehensive	Statutory	Accumulated	shareholders’	Noncontrolling	shareholders’
	Notes	shares	shares	shares	capital	income (loss)	reserves	deficit	equity	interests	equity
Balance as of January 1, 2023		890,714,046	(349,523)	60	15,239,926	11,022	77,996	(8,369,868)	6,609,613	372,243	6,981,856
Consolidated net loss		—	—	—	—	—	—	(2,643,836)	(2,643,836)	46,667	(2,597,169)
Issuance of ordinary shares, net of issurance cost	25	650,424,192	—	47	2,084,356	—	—	—	2,084,403	—	2,084,403
Contribution by noncontrolling interest	4	—	—	—	—	—	—	—	—	116,996	116,996
Acquisition of noncontrolling interest		—	—	—	(27,200)	—	—	—	(27,200)	(30,471)	(57,671)
Appropriation of dividend		—	—	—	—	—	—	—	—	(5,467)	(5,467)
Share-based compensation	20	—	—	—	16,800	—	—	—	16,800	—	16,800
Appropriation of statutory reserves		—	—	—	—	—	2,619	(2,619)	—	—	—
Reissuance of treasury stock for share option exercise and restricted share units vested	25	3,252,768	22,570	—	(22,570)	—	—	—	—	—	—
Restricted share units vested		3,043,692	—	—	—	—	—	—	—	—	—
Settlement of restricted share units by reissuance of treasury stock		(3,043,692)	—	—	—	—	—	—	—	—	—
Foreign exchange difference		—	—	—	—	(25,365)	—	—	(25,365)	—	(25,365)
Balance as of December 31, 2023		1,544,391,006	(326,953)	107	17,291,312	(14,343)	80,615	(11,016,323)	6,014,415	499,968	6,514,383

The accompanying notes are an integral part of these consolidated financial statements.

VNET GROUP, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)

(Amounts in thousands, except for share data)

									Total
						Accumulated			VNET
		Number of			Additional	other			Group, Inc.		Total
		ordinary	Treasury	Ordinary	paid-in	comprehensive	Statutory	Accumulated	shareholders’	Noncontrolling	shareholders’
	Notes	shares	shares	shares	capital	(loss) income	reserves	deficit	equity	interests	equity
Balance as of January 1, 2024		1,544,391,006	(326,953)	107	17,291,312	(14,343)	80,615	(11,016,323)	6,014,415	499,968	6,514,383
Consolidated net loss		—	—	—	—	—	—	183,200	183,200	65,223	248,423
Shares issued to depositary banks	25	39,000,000	—	3	(3)	—	—	—	—	—	—
Issuance of new shares for restricted share units vested	25	34,744,206	—	2	(2)	—	—	—	—	—	—
Contribution by noncontrolling interest		—	—	—	—	—	—	—	—	16,000	16,000
Acquisition of noncontrolling interest		—	—	—	1,152	—	—	—	1,152	—	1,152
Appropriation of dividend		—	—	—	—	—	—	—	—	(26,272)	(26,272)
Share-based compensation	20	—	—	—	147,784	—	—	—	147,784	—	147,784
Shares from bonus conversion	20	12,898,272	—	—	23,510	—	—	—	23,510	—	23,510
Appropriation of statutory reserves		—	—	—	—	—	26,765	(26,765)	—	—	—
Reissuance of treasury stock for restricted share units vested	25	23,788,254	165,061	—	(165,061)	—	—	—	—	—	—
Restricted share units vested		20,491,014	—	—	—	—	—	—	—	—	—
Settlement of restricted share units and bonus conversion by reissuance of treasury stock and shares issued to depository banks		(33,389,286)	—	—	—	—	—	—	—	—	—
Changes in fair value due to instrument-specific credit risk		—	—	—	—	14,243	—	—	14,243	—	14,243
Unrealized gain on available-for-sale debt securities		—	—	—	—	3,084	—	—	3,084	—	3,084
Foreign exchange difference		—	—	—	—	(21,488)	—	—	(21,488)	—	(21,488)
Balance as of December 31, 2024		1,641,923,466	(161,892)	112	17,298,692	(18,504)	107,380	(10,859,888)	6,365,900	554,919	6,920,819

The accompanying notes are an integral part of these consolidated financial statements.

VNET GROUP, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)

(Amounts in thousands, except for share data)

									Total
						Accumulated			VNET
		Number of			Additional	other			Group, Inc.		Total
		ordinary	Treasury	Ordinary	paid-in	comprehensive	Statutory	Accumulated	shareholders’	Noncontrolling	shareholders’
	Notes	shares	shares	shares	capital	(loss) income	reserves	deficit	equity	interests	equity
Balance as of January 1, 2025		1,641,923,466	(161,892)	112	17,298,692	(18,504)	107,380	(10,859,888)	6,365,900	554,919	6,920,819
Consolidated net loss		—	—	—	—	—	—	(251,842)	(251,842)	67,518	(184,324)
Contribution by noncontrolling interest		—	—	—	—	—	—	—	—	12,000	12,000
Share-based compensation	20	—	—	—	25,787	—	—	—	25,787	—	25,787
Shares from bonus conversion	20	5,977,050	—	—	35,385	—	—	—	35,385	—	35,385
Appropriation of statutory reserves		—	—	—	—	—	8,936	(8,936)	—	—	—
Accretion to redemption value of redeemable non-controlling interests	18	—	—	—	—	—	—	(4,929)	(4,929)	—	(4,929)
Restricted share units vested		5,058,030	—	—	—	—	—	—	—	—	—
Settlement of restricted share units and bonus conversion by reissuance of treasury stock and shares issued to depository banks		(11,185,110)	—	—	—	—	—	—	—	—	—
Share option exercised	20	150,030	—	—	459	—	—	—	459	—	459
Share repurchase	25	(1,881,438)	(17,195)	—	—	—	—	—	(17,195)	—	(17,195)
Unrealized gain on available-for-sale debt securities		—	—	—	—	(1,270)	—	—	(1,270)	—	(1,270)
Foreign exchange difference		—	—	—	—	66,149	—	—	66,149	—	66,149
Balance as of December 31, 2025		1,640,042,028	(179,087)	112	17,360,323	46,375	116,316	(11,125,595)	6,218,444	634,437	6,852,881
Balance as of December 31, 2025 US$		1,640,042,028	(25,609)	16	2,482,493	6,632	16,633	(1,590,939)	889,226	90,723	979,949

The accompanying notes are an integral part of these consolidated financial statements.

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

Foreign ownership in the business involving value-added telecommunications service, including data center service (except for e-commerce, domestic conferencing, store-and-forward, and call center services), is subject to significant restrictions under current PRC laws, rules and regulations. To comply with these foreign ownership restrictions, the Company conducts its businesses in the PRC through its VIEs using contractual agreements (the “VIE Agreements”). The Company controls three significant VIEs, namely Beijing Yiyun Network Technology Co., Ltd. (previously known as Beijing aBitCool Network Technology Co., Ltd.), or VNET Technology, Beijing iJoy Information Technology Co., Ltd., or BJ iJoy, and Shanghai Zhiyan Yunwei Technology Co., Ltd., or SH Zhiyan as of December 31, 2025. The equity interests of VNET Technology are legally held by certain PRC individuals, including Mr. Sheng Chen, the Executive Chairperson of Board of Directors of the Company and Zhang Jun (collectively the “Nominee Shareholders”). On April 24, 2025, the Company updated certain VIE agreements while the substance of the terms had not been changed. The following is a summary of the key terms of the updated VIE Agreements of VNET Technology:

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

1.    ORGANIZATION (CONTINUED)

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

Exclusive Consultation and Service Agreement

Pursuant to the exclusive consultation service agreement entered into on April 22, 2024 by and among VNET China, VNET Technology and VNET Beijing, VNET China has the exclusive right to provide VNET Technology and VNET Beijing with software technology development, technology consulting, and technical services required by the business of VNET Technology and VNET Beijing. Without VNET China’s prior written consent, VNET Technology and VNET Beijing cannot accept any same or similar services subject to this agreement from any third party. VNET Technology and VNET Beijing agree to pay VNET China an annual service fee at an amount that is equal to 100% of its monthly after-tax profits, after making up losses from previous years, or an amount that is adjusted in accordance with VNET China’s sole discretion for the relevant month and also the mutually-agreed amount for certain other technical services, both of which should be paid within five days after VNET China sends invoice. VNET China has exclusive ownership of all the intellectual property rights created as a result of the performance of the exclusive consultation and service agreement, to the extent permitted by applicable PRC laws. To guarantee the performance the obligations of VNET Technology and VNET Beijing thereunder, the shareholders of VNET Technology have agreed to pledge their equity interests in VNET Technology to VNET China pursuant to the equity pledge agreement. The Exclusive Consultation and Service Agreement will remain effective for ten years, unless otherwise terminated by VNET China. Upon request by VNET China, the term of this agreement can be renewed prior to its expiration.

The contractual arrangements entered into by the Compant with the other VIEs are substantially similar to those entered into with VNET Technology.

In 2025, two consolidated subsidiaries of the Company entered into several agreements with third-party institutional investors to establish two separate partnerships, through which the Company transferred the equity interests of two data center subsidiaries to these partnerships. Another two subsidiaries of the Company, acting as general partners, owed 51% interests in the prospective partnerships. The two partnerships qualifies as VIEs and the Company evaluated that the two subsidiaries acting as the general partners are the primary beneficiaries and consolidated the financial information of the two partnerships. The Company evaluated the two partnerships qualified as businesses and their assets can be used for purposes other than settlement of their own obligations. Such two VIEs’ financial information was also included in the below table.

1.    ORGANIZATION (CONTINUED)

The following tables represent the financial information of the consolidated VIEs as of December 31, 2024 and 2025 and for the years ended December 31, 2023, 2024 and 2025 before eliminating the intercompany balances and transactions between the consolidated VIEs and other entities within the Company:

	As of December 31,
	2024	2025
	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	951,869	3,633,178
Restricted cash	514,991	629,377
Accounts receivable (net of allowance for doubtful debt of RMB121,632 and RMB206,310 as of December 31, 2024 and 2025, respectively)	1,510,487	2,109,472
Short-term investments	—	5,031
Amounts due from related parties	77,907	78,384
Prepaid expenses and other current assets	2,258,563	1,923,157
Total current assets	5,313,817	8,378,599
Non-current assets:
Restricted cash	18,000	123
Derivative financial instrument	6,768	11,185
Long-term investments, net	151,849	180,925
Property and equipment, net	7,150,464	12,736,740
Intangible assets, net	510,847	637,113
Land use rights, net	55,402	133,618
Operating lease right-of-use assets, net	4,561,722	4,817,080
Deferred tax assets, net	221,722	173,541
Other non-current assets	166,103	645,565
Total non-current assets	12,842,877	19,335,890
Total assets	18,156,694	27,714,489
Current liabilities:
Short-term bank borrowings	589,000	1,086,997
Current portion of long-term borrowings	1,093,160	1,657,840
Current portion of finance lease liabilities	94,162	229,691
Current portion of operating lease liabilities	881,025	941,603
Accounts and notes payable	574,642	610,988
Amounts due to inter-companies, net (1)	3,128,991	3,622,715
Amounts due to related parties	355,679	415,889
Income taxes payable	68,458	136,043
Advances from customers	1,378,806	933,920
Deferred revenue	80,435	124,401
Current portion of deferred government grants	6,727	24,929
Accrued expenses and other payables	1,274,258	3,060,317
Total current liabilities	9,525,343	12,845,333

1.    ORGANIZATION (CONTINUED)

	As of December 31,
	2024	2025
	RMB	RMB
Non-current liabilities:
Long-term borrowings	3,285,482	7,846,171
Non-current portion of finance lease liabilities	705,013	923,083
Non-current portion of operating lease liabilities	3,737,819	3,963,305
Amounts due to inter-companies, net (1)	1,020,972	892,476
Unrecognized tax benefits	107,850	118,734
Deferred tax liabilities	118,374	106,232
Deferred government grants	38,654	82,493
Total non-current liabilities	9,014,164	13,932,494
Total liabilities	18,539,507	26,777,827

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Net revenues	6,418,125	7,391,709	9,278,295
Net (loss) income	(999,101)	353,325	741,675

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Net cash generated from operating activities	1,418,796	2,191,027	1,800,362
Net cash used in investing activities	(1,431,085)	(2,095,055)	(4,459,173)
Net cash (used in) generated from financing activities	(359,809)	30,393	5,436,629
Net (decrease) increase in cash and cash equivalents and restricted cash	(372,098)	126,365	2,777,818
(1)	Amounts due to inter-companies consist of intercompany payables to the other companies within the Company for the purchase of telecommunication resources and property and equipment on behalf of the Consolidated VIEs.

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

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c)   Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant estimates and assumptions reflected in the Company’s financial statements include, but are not limited to, determining the allowance for doubtful doubts, the valuation allowance for deferred tax assets, the fair value of convertible notes and derivative liability, the fair value of assets acquired, liabilities assumed and the redeemable noncontrolling interests in acquisitions, fair value of restricted shares with market condition, the recoverability of long-lived assets, the fair values of asset groups, the fair value of a reporting unit, the estimated useful lives of property and equipment, and intangible assets, and incremental borrowing rate of leases. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

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

(d)   Foreign currency

The functional currency of the Company and the most of its overseas subsidiaries is the United States dollar (“US$”), whereas the functional currency of the Company’s PRC subsidiaries and its consolidated VIEs is the Chinese Renminbi (“RMB”) as determined based on the criteria of ASC Topic 830, Foreign Currency Matters (“ASC 830”). The Company uses the RMB as its reporting currency.

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

(e)   Convenience translation

Translations of consolidated balance sheets, consolidated statements of operations, comprehensive loss, cash flows, and shareholders’ equity from RMB to US$ as of and for the year ended December 31, 2025 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1.00 to RMB6.9931 on December 31, 2025, the last business day in fiscal year 2025, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be converted, realized or settled into US$ at such rate or at any other rate.

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

(h)   Short-term investments

The Company’s short-term investments primarily include the Company’s investments in short-term wealth management products managed by financial institutions in Hong Kong S.A.R. The Company elects to apply the fair value option for the short-term investments. Realized and unrealized fair value changes in the short-term investments are recorded in other income in the consolidated statement of operations. In addition, other highly liquid investments with original maturities of greater than three months but less than twelve months, are also classified as short-term investments.

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

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(j)   Property and equipment

Property and equipment are stated at cost less accumulated depreciation and any recorded impairment. Property and equipment acquired in a business combination are recognized initially at fair value at the date of acquisition. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated useful life
Property	25-50 years
Leasehold improvements	Over the shorter of lease term or the estimated useful lives of the assets
Renovation and decoration	3-15 years
Data center equipment	1-20 years
Office equipment	2-8 years
Motor vehicles	2-8 years

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

The Company has capitalized certain internal use software development costs in accordance with ASC Subtopic 350-40, Intangibles-Goodwill and Other: Internal-Use Software (“ASC 350-40”), amounting to RMB16,195, RMB11,919 and RMB12,476 for the years ended December 31, 2023, 2024 and 2025, respectively. The Company capitalizes certain costs relating to software acquired, developed, or modified solely to meet the Company’s internal requirements and for which there are no substantive plans to market the software. These costs mainly include the research staff costs directly associated with the internal-develop software projects during the application development stage. Capitalized internal-use software costs are included in “intangible assets, net”.

Intangible assets are amortized using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated useful life
Purchased software	2-10 years
Radio spectrum license	15 years
Operating permits*	18-49 years
Licenses*	15 years
Trade names*	20 years
Internal use software	3 years
Customer contract*	7-10 years
*	Acquired in the acquisitions of subsidiaries.

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

(n)   Long-term investments

The Company’s long-term investments primarily consist of equity investments without readily determinable fair value, equity method investments, available-for-sale debt investments and equity investment with NAV practical expedient.

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

The Company accounts for investments in debt securities as available-for-sale when they are not classified as either trading or held-to-maturity. Except for the election of fair value option, available-for-sale debt investments are recorded at fair value, with unrealized gains and losses, net of related tax effect, are excluded from earnings and are reported as a separate component of accumulated other comprehensive loss until realized. Realized gains and losses from the sale of available-for-sale debt investments are determined on a specific-identification basis. An impairment loss on the available-for-sale debt investments are recognized in the consolidated statement of comprehensive loss when the decline in value is determined to be other-than-temporary.

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

The Company recorded impairment charges associated with its long-lived assets as follows:

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Impairment of property and equipment	480,099	—	—
Impairment of intangible assets	15,113	—	—
Impairment of right-of-use assets	11,474	—	—

(q)   Value-added-tax (“VAT”)

The Company is subject to VAT on the revenues earned for services provided in the PRC. The applicable value-added-tax rate for general VAT payers vary from 6% to 13% for the years ended December 31, 2023, 2024 and 2025 depending on nature of the services provided.

Entities that are VAT general taxpayers are permitted to offset qualified input VAT paid to suppliers against their output VAT upon receipt of appropriate supplier VAT invoices on an entity-by-entity basis. When the output VAT exceeds the input VAT, the difference is remitted to tax authorities, usually on a monthly basis; whereas when the input VAT exceeds the output VAT, the difference is treated as VAT recoverable which can be carried forward indefinitely to offset future net VAT payables. VAT related to purchases and sales which have not been settled at the balance sheet date is disclosed separately as an asset and liability, respectively, in the consolidated balance sheets.

At each balance sheet date, the Company reviews the balance of deductible input VAT for recoverability, taking into consideration of the indefinite life of the deductible input VAT as well as the Company’s forecasted operating results and capital spendings. The Company has not made an allowance for deductible input VAT, as the balance is expected to be utilized to offset against VAT payables. Deductible input VAT that is not expected to be utilized within one year are classified as other non-current assets, net.

(r)   Fair value of financial instruments

The Company’s financial instruments primarily include cash and cash equivalents, restricted cash, short-term investments, accounts receivable and payable, other receivables and payables, amounts due from/to related parties, short-term bank borrowing, long-term borrowings, available-for-sale debt investments, convertible notes, a derivative financial instrument and a derivative liability. Other than available-for-sale debt investments, long-term borrowings, convertible notes, the derivative liability and the derivative financial instrument, the carrying values of these financial instruments approximate their fair values due to their short-term maturities.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(r)   Fair value of financial instruments (continued)

The carrying amounts of long-term borrowings approximate their fair values since they bear interest rates which approximate market interest rates. The Company elected the fair value option for the 2025 Convertible Notes (Note 16) upon initial recognition in 2020 as financial liability. During year ended December 31, 2023, the Company repurchased all of the outstanding 2025 Convertible Notes. The Company recorded the 2026 Convertible Notes (Note 16) using amortized cost method upon initial recognition in 2021 and measured the fair value for disclosure purposes. In February 2024, the Company repurchased all outstanding 2026 Convertible Notes. The Company recorded the 2027 Convertible Notes (Note 16) using amortized cost method upon initial recognition in 2022, and recorded the bifurcated redemption feature as a derivative liability measured at fair value. In August 2024, the 2027 Convertible Notes was significantly modified and was subsequently accounted for at fair value as a whole. The Company recorded the 2030 Convertible Notes (Note 16) using amortized cost method upon initial recognition in 2026 and measured the fair value for disclosure purposes. See Note 26 for disclosure of fair value measurements.

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

(s)   Revenue recognition

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

The Company’s revenue recognition policies are as follows:

Hosting services are services that the Company dedicates data center space to house customers’ servers and networking equipment and provides tailored server administration services including operating system support and assistance with updates, server monitoring, server backup and restoration, server security evaluation, firewall services, and disaster recovery. The Company also provides interconnectivity services to connect customers with each other, internet backbones in China and other networks through Border Gateway Protocol, or BGP, network, or single-line, dual-line or multiple-line networks and other value-added services. Hosting services are typically provided to customers for a fixed amount over the contract service period and the related revenues are recognized on a straight-line basis over the term of the contract. For certain contracts where considerations are based on the usage of the hosting services, the related revenues are recognized based on the consumption at the predetermined rate as the services are rendered throughout the contract term.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(s)   Revenue recognition (continued)

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

Deferred revenue represented the Company’s obligation to transfer the goods or services to a customer for which the Company has received consideration (or an amount of consideration is due) from the customer. As of January 1, 2024 and 2025, the Company has deferred revenue amounting up to RMB95,477 and RMB87,830, respectively, which were recognized as revenue for the years ended December 31, 2024 and 2025 in an amount of RMB70,912 and RMB72,822, respectively.

Advance from customers primarily represents the collections on behalf of Microsoft for the cloud services. It also includes contract liabilities of RMB6,263 and RMB4,974 as of December 31, 2024 and 2025, respectively. As of January 1, 2024 and 2025, the Company had contract liability amounting up to RMB13,716 and RMB6,263, respectively, which were recognized as revenue for the years ended December 31, 2024 and 2025 in an amount of RMB13,716 and RMB6,263, respectively.

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

The Company does not disclose the value of unsatisfied performance obligations (1) as the Company’s revenue contracts are contracts with an original expected length of one year or less or (ii) for variable considerations, which are charged based on the agreed unit price and number of racks in usage.

(t)   Cost of revenues

Cost of revenues consists primarily of telecommunication costs, depreciation of the Company’s long-lived assets, amortization of acquired intangible assets, utility, maintenance, data center rental expenses directly attributable to the provision of the IDC services, payroll and other related costs of operations.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(u)   Advertising expenditures

Advertising expenditures are expensed as incurred and are included in sales and marketing expenses, which amounted to RMB9,826, RMB9,364 and RMB9,774 for the years ended December 31, 2023, 2024 and 2025, respectively.

(v)   Research and development expenses

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

(w)   Government grants

Government grants are provided by the relevant government authorities to subsidize the cost of certain projects or for the purpose of giving immediate incentive to the Company with no future costs or obligations. The amount of such government grants is determined solely at the discretion of the relevant government authorities and there is no assurance that the Company will continue to receive these government grants in the future. Government grants are recognized when it is probable that the Company will comply with the conditions attached to them, and the grants are received. When the grant relates to an expense item, it is recognized in the consolidated statement of operations over the period necessary to match the grant on a systematic basis to the costs that it is intended to compensate, as a reduction of the related operating expense. When the grant relates to an asset, it is recognized as deferred government grants and released to the consolidated statement of operations in equal amounts over the expected useful life of the related asset, when operational, as a reduction of the related depreciation expense, which amounted to RMB8,477, RMB13,504 and RMB58,711 for the years ended December 31, 2023, 2024 and 2025, respectively.

(x)   Capitalized interest

Interest costs are capitalized if they are incurred during the acquisition, construction or production of a qualifying asset and such costs could have been avoided if expenditures for these assets have not been made.

As a result of total interest costs capitalized during the period, the interest expense for the years ended December 31, 2023, 2024 and 2025, was as follows:

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Interest expense and amortization cost of 2025, 2026, 2027 and 2030 Convertible Notes (Note 16)	59,429	64,115	71,342
Interest expense on bank and other borrowings	222,918	336,533	551,046
Interest expense on finance leases	90,679	93,264	117,906
Total interest costs	373,026	493,912	740,294
Less: Total interest costs capitalized	(60,854)	(92,937)	(141,669)
Interest expense, net	312,172	400,975	598,625

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

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(aa)   (Loss) earnings per share

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

(bb)   Treasury share

When the Company acquires treasury share, the repurchased ordinary shares is accounted for under the cost method whereby the entire cost of the acquired shares is recorded as treasury share. The cost basis for the reissuance of treasury share is determined using a weighted-average cost basis. To the extent that the reissuance price is more than the cost basis (gain), the excess is recorded as an increase to additional paid-in capital. If the reissuance price is less than the cost basis (loss), the difference is recorded to additional paid-in capital to the extent there is a remaining balance. Any losses in excess of that amount is charged to accumulated deficit.

(cc)   Comprehensive (loss) income

Comprehensive (loss) income is defined as the (decrease) increase in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Accumulated other comprehensive loss (income) of the Company includes foreign currency translation adjustments related to the Company and its overseas subsidiaries, whose functional currency is US$, changes in fair value due to instrument-specific credit risk and unrealized gain for available-for-sale debt securities.

(dd)   Segment reporting

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

The Company’s CODM uses consolidated operating income as the measure of profit or loss to monitor budget versus actual results and decide where to allocate and invest additional resources to continue growth. Significant segment expenses and other segment items are consistent with the financial information included on the consolidated statements of operations and comprehensive (loss) income. The measure of segment assets is reported on the consolidated balance sheet as total assets.

As substantial all of the Company’s long-lived assets and revenues are located in and derived from the PRC, geographical segments are not presented.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

(ff)   Recent accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The ASU requires the annual financial statements to include consistent categories and greater disaggregation of information in the rate reconciliation, and income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for the Company’s annual reporting periods beginning after December 15, 2024. Adoption is either with a prospective method or a fully retrospective method of transition. Early adoption is permitted. The Company adopted this standard on January 1, 2025, and applied the disclosure requirements prospectively.

In November 2024, the FASB issued Accounting Standards Update 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. This update requires that at each interim and annual reporting period public entities disclose (1) the amounts of purchases of inventory, employee compensation, depreciation, amortization, and depletion in commonly presented expense captions; (2) certain amounts that are already required to be disclosed under current GAAP in the same disclosure as the other disaggregation requirements; (3) a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively; and (4) the total amount of selling expenses and, in annual reporting periods, the definition of selling expenses. In January 2025, the FASB issued ASU 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. This update clarifies that ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company plans to adopt ASU2024-03 for the year beginning January 1, 2027 and is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

3.    CONCENTRATION OF RISKS

(a)   Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, other receivables and amounts due from related parties. As of December 31, 2024 and 2025, the aggregate amount of cash and cash equivalents, restricted cash and short-term investments of RMB1,974,919 and RMB5,176,853, respectively, were held at major financial institutions located in the PRC, and US$14,543 (equivalent to RMB106,154) and US$200,774, (equivalent to RMB1,404,030) respectively, were deposited with major financial institutions located outside the PRC. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006 that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go into bankruptcy. In addition, since China’s concession to the World Trade Organization, foreign banks have been gradually permitted to operate in China and have been significant competitors against Chinese banks in many aspects, especially since the opening of the Renminbi business to foreign banks in late 2006. Therefore, the risk of bankruptcy of those Chinese banks in which the Company has deposits has increased. In the event of bankruptcy of one of the banks which holds the Company’s deposits, the Company is unlikely to claim its deposits back in full since the bank is unlikely to be classified as a secured creditor based on PRC laws.

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
(ii)Supplier risk—The Company’s operations are dependent upon bandwidth and cabinet capacity provided by the third-party telecom carriers. There can be no assurance that the Company will be able to secure the cabinet and bandwidth supply from the third-party telecom carriers, neither the Company is adequately prepared for unexpected increases in bandwidth demands by its customers. The communications capacity the Company has leased, include cabinet and bandwidth, may become unavailable for a variety of reasons, such as physical interruption, technical difficulties, contractual disputes, or the financial health of its third-party providers. Any failure of these network providers to provide the capacity the Company requires may result in a reduction in, or interruption of, service to its customers. A significant portion of the Company’s total bandwidth and cabinet resources are purchased from its five largest suppliers, who collectively accounted for 42%, 45% and 46% of the Company’s total bandwidth and cabinet resources for the years ended December 31, 2023, 2024 and 2025, respectively.
(iii)Customer risk—The success of the Company’s business going forward will rely in part on Company’s ability to continue to obtain and expand business from existing customers while also attracting new customers. The Company has a diversified base of customers covering its services and one,one and two entity customers generated more than 10% but less than 20% of the Company’s total net revenues for the years ended December 31, 2023, 2024 and 2025, respectively.

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

4.    ACQUISITION AND DISPPOSAL OF SUBSIDIARIES

Acquisitions in 2023

Sanhe Mingtai Digital Industrial Park Co., Ltd. (“Sanhe Digital”)

In March 2023, the Company through one of its Consolidated VIEs, Langfang Huahai Network Technology Co., Ltd. (“Langfang Huahai”), acquired 100% equity interest in Sanhe Digital by issuance of 22.5% equity interest (share consideration) of Langfang Huahai. The share consideration is referenced to the fair value of the identifiable assets acquired and liabilities assumed. The purpose of the transaction is to acquire the property and land use rights for data center. As Sanhe Digital does not possess all the elements that are necessary to conduct normal operations as a business, such acquisition is accounted for as an acquisition of assets. Sanhe Digital was subsequently merged into Langfang Huahai in December 2023.

The carrying amount of the net identifiable assets of Sanhe Digital were as follows:

RMB
Net assets acquired:
Current assets	3
Property and equipment, net	105,538
Land use rights, net	14,258
Deferred tax assets	2,232
Accrued expenses and other payables	(2,277)
Deferred tax liabilities	(2,758)
Total share consideration	116,996

Acquisitions in 2025

Hebei Yiyun Yuanjing Big Data Technology Co., Ltd (“Yiyun”)

In January 2025, the Company entered into an equity purchase agreement with third parties (the “Sellers”) to acquire 100% of the shares of HLA Data Ltd., through which the Company obtained 51% equity interest of Yiyun, for a cash consideration of RMB266.7 million, together with 10% equity interest of Yiyun acquired in May 2024 (Note 11). Accordingly, Yiyun has been consolidated into the Company’s consolidated financial statements. As Yiyun had not yet commenced operations and does not have outputs or a substantive process, such acquisition is accounted for as an acquisition of assets.

The carrying amount of the net assets acquired were as follows:

RMB
Cash and cash equivalents	500
Property and equipment, net	12,941
Land use rights, net	98,296
Intangible assets (Note 9)	512,526
Deferred tax liabilities	(129,259)
Redeemable noncontrolling interests (Note 18)	(218,299)
Total consideration
- Cash consideration	266,705
- Carrying amount of the acquirer’s previously held equity interests	10,000

4.    ACQUISITION AND DISPPOSAL OF SUBSIDIARIES (CONTINUED)

Disposal in 2025

In November 2025, the Company, acting as the originator, involved in the issuance of a holding-type real estate asset-backed plan (the “ABS Plan”), through which the Company disposed a data center subsidiary to a special purposed vehicle controlled by the ABS Plan. The ABS Plan was listed on the Shanghai Stock Exchange in December 2025, with the issuance scale of RMB860 million. The Company subscribed 7% interest (Note 11) of the ABS Plan with the remaining portion subscribed by various institutional investors. Following the completion of this transaction, the Company deconsolidated the subsidiary transferred to the ABS Plan and recognized gain on deconsolidation of a subsidiary of RMB470 million.

5.    ACCOUNTS AND NOTES RECEIVABLE, NET

Accounts and notes receivable and the allowance for doubtful debt consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Accounts receivable	1,845,205	2,488,988
Notes receivable	280	800
Allowance for doubtful debt	(189,501)	(267,682)
	1,655,984	2,222,106

As of December 31, 2024 and 2025, all accounts and notes receivable were due from third party customers. An analysis of the allowance for doubtful debt was as follows:

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Balance at beginning of the year	134,569	188,356	189,501
Additional provision charged to expense	54,512	106,283	97,542
Write-off of accounts receivable	(725)	(105,138)	(19,361)
Balance at the end of the year	188,356	189,501	267,682

6.    SHORT-TERM INVESTMENTS

Short-term investments consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Aggregate cost basis	—	370,461
Gross unrealized holding gain	—	8,737
Aggregate fair value	—	379,198

7.    PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Prepaid expenses (1)	1,269,908	876,943
Tax recoverable	1,322,332	1,174,776
Deposits	53,950	86,839
Loans to third parties	40,155	2,551
Staff advances	6,489	3,933
Interest receivables	540	528
Others	96,199	96,000
	2,789,573	2,241,570
(1)	Prepaid expenses mainly represented the prepayments to Microsoft for the cloud services, the prepayments to telecommunication operators for bandwidth, data centers or cabinets and the prepayments for office expense.

An analysis of the allowance for doubtful debt in relation to other receivables was as follows:

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Balance at beginning of the year	131,624	445,669	357,035
Addition	313,993	1,616	5,207
Write-off	—	(90,296)	—
Foreign exchange difference	52	46	(81)
Balance at the end of the year	445,669	357,035	362,161

8.    PROPERTY AND EQUIPMENT, NET

Property and equipment, including those held under finance leases, consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB
At cost:
Property	4,261,678	6,628,488
Leasehold improvements, renovation and decoration	6,040,445	7,018,376
Data center equipment	10,777,790	16,599,217
Office equipment	102,991	104,092
Motor vehicles	3,937	3,900
	21,186,841	30,354,073
Less: Accumulated depreciation	(7,895,831)	(9,226,809)
	13,291,010	21,127,264
Construction-in-progress	4,529,065	2,251,455
Impairment	(603,440)	(603,140)
Property and equipment, net	17,216,635	22,775,579

See note 2 (p) for details of impairment of property and equipment.

In December 2024, the Company entered into an agreement with a third party, which is also the Company’s customer, to dispose the long-lived assets in one of the Company’s data center. A disposal gain of RMB87,688 was recognized upon the disposal.

8.    PROPERTY AND EQUIPMENT, NET (CONTINUED)

Depreciation expense was RMB1,663,932, RMB1,468,100 and RMB1,956,041 for the years ended December 31, 2023, 2024 and 2025, respectively, and were included in the following captions:

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Cost of revenues	1,573,970	1,409,442	1,866,176
Sales and marketing expenses	1,721	1,391	1,873
General and administrative expenses	38,280	30,949	50,350
Research and development expenses	49,961	26,318	37,642
	1,663,932	1,468,100	1,956,041

The carrying amounts of the Company’s property and equipment held under finance leases at respective balance sheet dates were as follows:

	As of December 31,
	2024	2025
	RMB	RMB
Property	1,018,510	1,018,510
Data center equipment	1,302,597	1,768,073
	2,321,107	2,786,583
Less: Accumulated depreciation	(874,470)	(947,847)
	1,446,637	1,838,736
Impairment	(19,904)	(19,904)
	1,426,733	1,818,832

Depreciation of property and data center equipment under finance leases was RMB199,926 RMB165,262 and RMB205,297 for the years ended December 31, 2023, 2024 and 2025, respectively.

The carrying amounts of property and equipment pledged by the Company to secure borrowings (Note 13) granted to the Company at the respective balance sheet dates were as follows:

	As of December 31,
	2024	2025
	RMB	RMB
Property	445,345	431,186
Leasehold improvements, renovation and decoration	128,031	112,015
Data center equipment	258,306	714,447
Office equipment	471	78
Total	832,153	1,257,726

9.    INTANGIBLE ASSETS, NET

The following table presented the Company’s intangible assets as of the respective balance sheet dates:

		Radio					Internal
	Purchased	spectrum	Operating		Trade	Customer	use
	software	license	Permits	Licenses	names	contract	software	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Intangible assets, cost December 31, 2024	343,836	138,867	1,199,210	5,772	116,266	190,141	102,338	2,096,430
Accumulated amortization	(175,815)	(90,920)	(127,121)	(4,197)	(60,555)	(109,087)	(81,561)	(649,256)
Impairment	(802)	(42,585)	—	—	—	—	—	(43,387)
Intangible assets, net December 31, 2024	167,219	5,362	1,072,089	1,575	55,711	81,054	20,777	1,403,787
Intangible assets, cost December 31, 2025	564,236	135,784	1,711,736	5,772	116,266	190,141	114,814	2,838,749
Accumulated amortization	(235,223)	(91,321)	(174,504)	(4,582)	(66,369)	(123,484)	(96,115)	(791,598)
Impairment	(802)	(41,639)	—	—	—	—	—	(42,441)
Intangible assets, net December 31, 2025	328,211	2,824	1,537,232	1,190	49,897	66,657	18,699	2,004,710

9.    INTANGIBLE ASSETS, NET (CONTINUED)

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

The intangible assets are amortized using the straight-line method, which is the Company’s best estimate of how these assets will be economically consumed over their respective estimated useful lives ranging from 2-49 years.

See note 2 (p) for details of impairment of intangible assets.

Amortization expenses were approximately RMB128,042, RMB109,907 and RMB146,283 for the years ended December 31, 2023, 2024 and 2025, respectively.

The annual estimated amortization expenses for the intangible assets for each of the next five years are as follows:

RMB
2026	178,864
2027	166,329
2028	156,551
2029	137,358
2030	92,230
731,332

10.  LAND USE RIGHTS, NET

Land use rights held by the Company represent operating lease prepayments and are amortized over the remaining term of the respective rights.

	As of December 31,
	2024	2025
	RMB	RMB
Cost	846,156	963,468
Accumulated amortization	(79,943)	(95,703)
Land use rights, net	766,213	867,765

The carrying amounts of land use rights pledged by the Company to secure borrowings (Note 13) granted to the Company at the respective balance sheet dates were as follows:

	As of December 31,
	2024	2025
	RMB	RMB
Land use rights, net	205,334	249,031

Amortization expenses were approximately RMB16,369,RMB17,492 and RMB23,701 for the years ended December 31, 2023,2024 and 2025, respectively.

11.  LONG-TERM INVESTMENTS, NET

The Company’s long-term investments consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Equity investments without readily determinable fair values	30,821	18,565
Equity method investments	718,094	822,815
Available-for-sale debt investments	45,773	44,491
Equity investment with NAV practical expedient	—	176,789
	794,688	1,062,660

Equity investments without readily determinable fair values

The investment income comprised of dividend income of RMB3,270, RMB691 and RMB197 for the years ended December 31, 2023, 2024 and 2025, respectively.

The Company recorded an impairment loss of long-term investments amounting to RMB9,327, nil and nil for the years ended December 31, 2023, 2024 and 2025, respectively.

Investment in Yiyun

In May 2024, the Company through its subsidiary entered into an agreement with Piyun Network Technology Group Co., Ltd to acquire 10% equity interest of Yiyun for a total cash consideration of RMB49,500 with two instalments. The first instalment of RMB10,000 has been paid in 2024 and the second instalment of the remaining cash consideration would be paid upon both parties’ consent. The investment was classified as equity securities without readily determinable fair values. There is no orderly transaction for an identical or a similar investment in Yiyun for the year ended December 31, 2024. As of December 31, 2024, the carrying amount of investment in Yiyun was RMB10,000.

In January 2025, the Company obtained control of Yiyun through acquiring additional equity interests in Yiyun. Details was disclosed in Note 4.

Equity method investments:

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

11.  LONG-TERM INVESTMENTS, NET (CONTINUED)

Equity method investments: (continued)

In September 2022, the Company through its subsidiary, Shanghai Cloud Network Co., Ltd., and five third parties jointly set up Dexin Tonglian (Beijing) Culture Technology Co., Ltd. (“Dexin Tonglian”). The Company injected capital of RMB3,000 and hold 30% of equity interest in Dexin Tonglian. Based on the article of association, the Company cannot exercise control over relevant activities of the investee, but it has the ability to exercise significant influence over operation and financial decisions. In December 2023, following a registered capital increase of Dexin Tonglian, the Company’s equity interest was adjusted to 45%. In 2025, the company recognized an investment loss of RMB0.003 million, and was dissolved in November 2025.

In November 2022, the Company through its subsidiary, VNET HK, and a third party jointly set up Changzhou Gaoxin Interconnection Co., Ltd. (“Changzhou Gaoxin”). The Company injected capital of RMB210,000 and held 35% of equity interest in Changzhou Gaoxin. Based on the article of association, the Company cannot exercise control over relevant activities of the investee, but it has the ability to exercise significant influence over operation and financial decisions. In April and May 2023, the Company injected additional capital of RMB488,392 and its shareholding remained at 35%. In 2025, the company recognized an investment gain of RMB6.5 million.

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

In September 2024, the Company through its subsidiary, SH Shilian, and a third party jointly set up Beijing Xingshulian Technology Development Co., Ltd. (“BJ Xingshulian”). The Company injected capital of RMB3 and hold 40% of equity interest in BJ Xingshulian. Based on the article of association, the Company cannot exercise control over relevant activities of the investee, but it has the ability to exercise significant influence over operation and financial decisions. As a result of the investment loss, the company’s net carrying amount was nil in 2024.

In September 2025, the Company through its subsidiary, SZ DYX, entered into a series of agreements with the selling shareholders to acquire 2.61% equity interest in Nanjing Linxin System Co., Ltd. (“NJ Linxin”) for a cash consideration of RMB470. Based on the article of association, the Company cannot exercise control over relevant activities of the investee, but it has the ability to exercise significant influence over operation and financial decisions.

In November 2025, the Company subscribed 7% of the ABS Plan (Note 4) in an amount of RMB60,200. Based on the investment agreements, the Company cannot exercise control over relevant activities of the ABS Plan, but it has the ability to exercise significant influence over the ABS Plan.

11.  LONG-TERM INVESTMENTS, NET (CONTINUED)

Available-for-sale debt investments:

Investment in Matrix Intelligence Limited (“Matrix”)

In May 2024, the Company through its subsidiary entered into an investment agreement with Matrix to acquire 988,116 Series Pre-A Preferred Shares, which represented 4.76% equity interest of Matrix on an as-converted and fully-diluted basis, for a cash consideration of US $6,000 (equivalent to RMB42,661). The investment was classified as available-for-sale debt investments because the investment contains substantive liquidation preference and redemption provision and is redeemable at the option of the investor. The Company recorded the investment at fair value. Unrealized gain of RMB3,084 and unrealized loss of RMB1,270, net of nil income taxes were recorded in other comprehensive income for the year ended December 31, 2024 and 2025, respectively.

Equity investment with NAV practical expedient:

In October 2025, the Company invested in an asset management portfolio product from SDHG International Asset Management Limited (SDHG INTL AM LTD,), a subsidiary of the Company’s shareholder, Shandong Hi-speed Group Co., Ltd., in an amount of USD25.0 million (equivalent to RMB175,720). Such investment could only be redeemed at the net asset value by the Company after 10 years. The underlying asset portfolio was managed by SDHG INTL AM LTD, which is a professional asset management company. The Company elected to use the net asset value (NAV) per share practical expedient when measuring the fair value of this equity investment. The Company would also disclosed such transaction in the related party section of its consolidated financial statements. As of December 31, 2025, the balance of such investments was RMB176.8 million with fair value gain of RMB1.1 million.

12.  OTHER NON-CURRENT ASSETS

As of December 31, 2024 and 2025, other non-current assets included VAT recoverable and prepayment for acquisition of datacenters and purchase of property and equipment.

13.  BORROWINGS

Borrowings were as follows as of the respective balance sheet dates:

	As of December 31,
	2024	2025
	RMB	RMB
Short term bank borrowings	589,000	1,172,561
Long-term bank borrowings, current portion	615,015	957,062
Other long-term borrowings, current portion	805,175	1,102,092
	2,009,190	3,231,715
Long-term bank borrowings, non-current portion	6,082,964	9,490,143
Other long-term borrowings, non-current portion	1,684,426	2,089,521
Total borrowings	9,776,580	14,811,379

The short-term bank borrowings outstanding as of December 31, 2024 and 2025 bore a weighted average interest rate of 4.35% and 3.18% per annum, respectively.

The long-term borrowings (including current portion) outstanding as of December 31, 2024 and 2025 bore a weighted average interest rate of 4.53% and 3.90% per annum, respectively, and were denominated in RMB. These loans were obtained from financial institutions located in the PRC.

As of December 31, 2024 and 2025, unused loan facilities for bank and other borrowings amounted to RMB4,038,927 and RMB7,280,855, respectively.

13.  BORROWINGS (CONTINUED)

Borrowings as of December 31, 2024 and 2025 were secured by the following:

December 31, 2024

Short-term borrowings	Secured by
(RMB)
589,000	Unsecured borrowing.

Long-term borrowings (including current portion)	Secured by
(RMB)
2,988,344	Secured by a subsidiary’s share.
5,124,656	Secured by property and equipment and land-use right with net book value of RMB832,153 and RMB205,334, respectively (Note 8/Note 10), and a subsidiary’s share.
1,074,580	Unsecured borrowing.
9,187,580

December 31, 2025

Short-term borrowings	Secured by
(RMB)
1,172,561	Unsecured borrowing.

Long-term borrowings (including current portion)	Secured by
(RMB)
2,925,374	Secured by shares of subsidiaries and/or acccouts receivable.
9,526,034

Secured by property and equipment and land-use right with net book value of RMB1,257,726 and RMB249,031, respectively (Note 8/Note 10). In addition to the above assets pledged for secured borrowings, some of the borrowings were guaranteed by shares of subsidiaries and/or accounts receivable.

1,187,410	Unsecured borrowing.
13,638,818

The following table summarizes the aggregate required repayments of the principal amounts of the Company’s short-term borrowings and long-term borrowings, including bank and other borrowings in the succeeding five years and thereafter:

RMB
For the years ending December 31,
2026	3,231,715
2027	1,897,821
2028	1,791,557
2029	1,387,968
2030	1,286,159
2031 and thereafter	5,216,159

14.  ACCRUED EXPENSES AND OTHER PAYABLES

The components of accrued expenses and other payables were as follows:

	As of December 31,
	2024	2025
	RMB	RMB
Payables for purchase of property, equipment and software	2,372,569	2,562,874
Borrowings from noncontrolling shareholders(1)	—	1,253,106
Payroll and welfare payables	471,262	741,801
Consideration, interest and other related expenses due to the original shareholders of BJ TenxCloud (2)	229,323	245,868
Liability classified share-based payments (2)	149,612	149,612
Accrued service fees	109,902	128,993
Payables for office supplies and utilities	121,398	118,075
Payables for acquisitions and long-term investments	50,017	48,906
Value-added tax and other taxes payable	48,652	20,395
Interest payables	2,578	30,470
Others	62,924	159,365
	3,618,237	5,459,465
(1)	In the second half year of 2025, certain institutional investors, as the holders of the Company’s redeemable noncontrolling interests (Note 18), provided loans in the amount of RMB1,253.1 million in total at the fixed annual interest rate ranging from 8% to 13.6%. The Company expected to repay such loans in one year.
(2)	On July 15, 2021, the Company acquired 100% of the equity interests in BJ TenxCloud from third party selling shareholders. The balance payable represented the consideration claimed by the selling shareholders according to the acquisition agreement, as well as any interest, arbitration fees and other related costs payable as a result of the arbitration award.

In addition, the Company is obligated to issue variable numbers of the shares of the Company or its subsidiary to certain selling shareholders, determinable based on achievements of the financial and operational targets by BJ TenxCloud during various post-acquisition periods. As such share-base payments will be forfeited if these employees cease their employments with the Company, the Company recognized these payments as compensation costs over the requisite service periods. The Company classified the share-based payments as liability classified share-based payments.

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

	As of December 31,
	2024	2025
Weighted average remaining lease term:
Operating lease	9.7 years	9.7 years
Finance lease	14.4 years	12.1 years

Weighted average discount rate:
Operating lease	7.20%	6.7%
Finance lease	8.20%	5.8%

Lease cost for finance leases capitalized were immaterial for the years ended December 31, 2023, 2024 and 2025.

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Lease cost
Finance lease cost:
Depreciation	199,926	165,262	205,297
Interest expenses	90,679	93,264	117,906
Operating lease cost	749,800	870,196	992,829
Total lease cost	1,040,405	1,128,722	1,316,032

Short-term lease cost and variable lease cost for operating leases and finance leases were immaterial for the years ended December 31, 2023, 2024 and 2025.

Other information related to leases was as follows:

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash payments for operating leases	796,541	847,908	961,747
Financing cash payments for finance leases	210,902	102,646	211,604
Operating cash payments for finance leases	90,679	93,264	117,906

15.  LEASES (CONTINUED)

Future lease payments under operating leases and finance leases as of December 31, 2025 were as follows:

	Operating Leases	Finance Leases
	RMB	RMB
2026	992,524	458,033
2027	796,747	440,640
2028	751,293	415,483
2029	727,114	242,937
2030	684,040	111,729
2031 and thereafter	2,945,405	1,486,225
Total future lease payments	6,897,123	3,155,047
Less: Imputed interest	(1,933,801)	(1,153,339)
Present value of future lease payments*	4,963,322	2,001,708
*

Present value of future operating lease payments consisted of current portion of operating lease liabilities and non-current portion of operating lease liabilities, amounting to RMB962,275 and RMB4,001,047 for the year ended December 31, 2025, respectively.

Present value of future finance lease payments consisted of current portion of finance lease liabilities and non-current portion of finance lease liabilities, amounting to RMB357,995 and RMB1,643,713 for the year ended December 31, 2025, respectively.

16.  CONVERTIBLE NOTES

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

16.  CONVERTIBLE NOTES (CONTINUED)

2025 Convertible Notes (continued)

During the years ended December 31, 2020 and 2021, Purchasers of the 2025 Convertible Notes exercised the right to convert 23,710,140 and 42,401,010 newly issued Class A ordinary shares at the conversion price of US$12 per ADS. Upon conversion, the fair value of converted portion was RMB720,547 and RMB1,639,806, respectively. Issuance costs was approximately RMB2,939 and nil, respectively, which were credited to capital accounts with the changes in the fair value up to the conversion date recorded in earning. No conversion rights were exercised by the Purchasers for the years ended December 31, 2023 and 2024.

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

The interest expense on the convertible promissory was recorded based on the stated rate of 2% in the interest expense within the consolidated statements of operations. For the year ended December 31, 2023, the interest expense was RMB4,471.

The changes in fair value gain of convertible notes of RMB21,816 were recognized in the changes in the fair value of financial instruments in the consolidated statement of operations for the years ended December 31, 2023.

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

16.  CONVERTIBLE NOTES (CONTINUED)

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

The gross proceeds from issuance of the 2026 Convertible Notes were US$600,000. Debt issuance costs including underwriting commissions and offering expenses were approximately US$13,841, which were presented as deduction from liability and amortized into interest expense over the remaining period of 5 years. As of December 31, 2023, the net carrying amount of the 2026 Convertible Notes was RMB4,208,495. For the years ended December 31, 2023 and 2024, no coupon interest expense was recognized. The amortization of issuance costs was RMB19,499 for the year ended December 31, 2023. The effective interest rate was 0.47% for the year ended December 31, 2023.

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

16.  CONVERTIBLE NOTES (CONTINUED)

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

The gross proceeds from issuance of the 2027 Convertible Notes were US$250,000. Debt issuance costs were approximately US$162, which were presented as deduction from liability and amortized into interest expense over the remaining period of 5 years. As of December 31, 2023, the net carrying amount of the 2027 Convertible Notes was RMB1,769,946. For the year ended December 31, 2023, the coupon interest expense was RMB35,234. The effective interest rate was 2.02% for the year ended December 31, 2023.

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

16.  CONVERTIBLE NOTES (CONTINUED)

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

Upon the extinguishment, the 2027 Convertible Notes, the related interest payables and the derivative liability were derecognized and a gain on debt extinguishment of RMB246,175 was recognized in the consolidated statement of operations for the year ended December 31, 2024. The Company elected to account for the 2027 Convertible Notes at fair value as a whole subsequently to improve transparency of the financial statements, with the interest expenses presented within the changes in fair value of financial instruments.

As of December 31, 2024 and 2025, the fair value of the 2027 Convertible Notes was RMB1,897,738 and RMB2,178,928, respectively. For the years ended December 31, 2024 and 2025, the fair value changes were RMB199,408 and RMB328,573, including losses of RMB213,418 and RMB328,573 recorded in the changes in the fair value of financial instruments and gains of RMB14,243 and nil recorded in the other comprehensive income as changes in fair value due to instrument-specific credit risks, respectively. The fair value of the 2027 Convertible Notes exceeds the aggregate unpaid principal balance in an amount of RMB100,638 and RMB421,728 as of December 31, 2024 and 2025, respectively.

2030 Convertible Notes

On March 17, 2025, the Company completed issuance of US$430 million aggregate principal amount of its 2.50% Convertible Senior Notes due 2030 (the “2030 Convertible Notes”), with the interest payable semi-annually in arrears on April 1 and October 1 of each year, beginning on October 1, 2025. The 2030 Convertible Notes will mature on April 1, 2030, unless earlier repurchased, redeemed, or converted in accordance with their terms.

Redemption

Optional Redemption of the Noteholders

Holders have the right to require the Company to repurchase all or a portion of their 2030 Convertible Notes for cash on April 3, 2028. The repurchase price will be equal to 100% of the principal amount of the 2030 Convertible Notes to be repurchased, plus any accrued and unpaid interest up to, but excluding, the repurchase date.

If the Company experiences a “Fundamental Change” (including a change in control, liquidation, substantial asset sale, delisting, etc.), noteholders may require the Company to repurchase their 2030 Convertible Notes for cash. The repurchase price in this scenario will also be equal to 100% of the principal amount, plus any accrued and unpaid interest up to, but excluding, the fundamental change repurchase date.

16.  CONVERTIBLE NOTES (CONTINUED)

2030 Convertible Notes (continued)

Optional Redemption and tax redemption of the Company

The Company may not redeem the 2030 Convertible Notes prior to April 10, 2028, except in the event of certain tax law changes. On or after April 10, 2028, and on or prior to the 40th scheduled trading day immediately prior to the maturity date, the Company may redeem for cash all or any portion of the 2030 Convertible Notes if the last reported sale price of the ADSs has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period ending on, and including, the trading day immediately preceding the date on which the Company provides notice of redemption. The redemption price will be equal to 100% of the principal amount of the 2030 Convertible Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

In addition, if a change in tax law requires the Company to pay additional amounts to investors, the Company may optionally redeem all of the 2030 Convertible Notes at a redemption price also equal to 100% of the principal amount plus accrued and unpaid interest.

Conversion

Holders may convert their 2030 Convertible Notes at their option at an initial conversion rate of 72.7273 ADSs per US$1 thousand principal amount of 2030 Convertible Notes, which is equivalent to an initial conversion price of approximately US$13.75 per ADS. Prior to October 1, 2029, the 2030 Convertible Notes will be convertible only upon the occurrence of certain specified conditions, such as: (1) if the closing price of the ADSs exceeds 130% of the conversion price for at least 20 trading days in a specified 30-day period; (2) if the trading price of the 2030 Convertible Notes falls below 98% of the value of the underlying ADSs for a specified period; (3) if the Company calls the 2030 Convertible Notes for redemption; or (4) upon the occurrence of certain specified corporate events.

On or after October 1, 2029, until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert their 2030 Convertible Notes at any time, regardless of the foregoing conditions. Upon conversion, the Company will satisfy its conversion obligation by paying or delivering, at its election, cash, ADSs, or a combination of cash and ADSs.

Make-Whole Fundamental Change

If a “Make-Whole Fundamental Change” (such as a change in control, substantial asset sale, or delisting, etc.) occurs prior to the maturity date, or if the Company calls the 2030 Convertible Notes for optional redemption or tax redemption, and a holder elects to convert its 2030 Convertible Notes in connection with such an event, the Company will, under certain circumstances, increase the conversion rate for the 2030 Convertible Notes so surrendered for conversion by a number of “Additional ADSs”.

The number of Additional ADSs will be determined by reference to a pre-set table, based on the effective date of the event and the applicable price of the ADSs at that time. However, in no event will the conversion rate exceed a maximum of 90.9091 ADSs per US$1 thousand principal amount of 2030 Convertible Note, subject to standard anti-dilution adjustments.

The Company accounts for the 2030 Convertible Notes as a single liability instrument measured at amortized cost. The debt issuance costs of US$10,389 (equivalent to RMB74,525) will be amortized to interest expense using the effective interest method over the term of the 2030 Convertible Notes. The embedded redemption features do not require bifurcation as they are considered clearly and closely related to the debt host contract. The embedded conversion option, including the make-whole fundamental change provision, does not require bifurcation as the conversion feature is considered indexed to the Company’s own stock. The make-whole fundamental change provision is based on a pre-set table with axes of stock price and time and designed to compensate the holders for the lost time value, it does not violate the “indexed to own stock” requirement.

As of December 31, 2025, the carrying amount of the 2030 Convertible Notes was RMB2,959,736. The coupon interest expense was RMB60,798 for the twelve months ended December 31, 2025. The amortization of issuance costs was RMB10,544 for the year ended December 31, 2025. The effective interest rate was 3.04% for the twelve months ended December 31, 2025. As of December 31, 2025, the fair value of the 2030 Convertible Notes was RMB2,973,182 and is classified within Level 3 of the fair value hierarchy.

17.  DEFERRED GOVERNMENT GRANTS

During the years ended December 31, 2023, 2024 and 2025, the Company received RMB155,333, RMB140,881 and RMB89,490 government grants respectively from the relevant government authorities for the use in construction of property and equipment. These grants are initially deferred and subsequently recognized in the consolidated statements of operations when the Company has complied with the conditions or performance obligations attached to the related government grants, such as completion of the construction of relevant property and equipment, and the grants are no longer refundable. Grants that subsidize the construction cost of property and equipment are amortized over the life of the related assets as a reduction of the associated depreciation expense.

Movements of deferred government grants were as follows:

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Balance at beginning of the year	6,318	153,174	280,551
Additions	155,333	140,881	89,490
Recognized as a reduction of depreciation expense	(8,477)	(13,504)	(58,711)
Balance at end of the year	153,174	280,551	311,330

18.  REDEEMABLE NONCONTROLLING INTEREST

Investment in Yiyun

As disclosed in Note 4, the Compamy acquired Yiyun. As part of the equity purchase agreement, the Sellers also prescribed two put options: (1) The Sellers have the option to sell all or partial of their remaining share interests in Yiyun Hongtu at the price calculated based on 10 times of the Yiyun’s EBITDA with adjustments of certain other assets and liabilities. Option (1) is exercisable from June 30, 2026 to June 30, 2030 or from the date when the Yiyun meets a specific operation target specified in the equity purchase agreement, if earlier; (2) The Sellers have the option to sell all the remaining shares at the price of RMB218.3 million deducting the price paid in exercising option (1). Option (2) is exercisable from January 1, 2028 to June 30, 2030.

The put options were considered to be embedded in the underlying noncontrolling interests and did not require bifurcation under ASC 815. The noncontrolling interests are classified as mezzanine equity because the put options permitted the Sellers to sell its equity interests to the Company for cash. The redeemable noncontrolling interest initially recorded at its fair value. Any accretion due to the redemption feature is determined after the attribution of net income or loss of the subsidiary pursuant to Subtopic 810-10.

Financing from Noncontrolling Interests

In the second half of 2025, the Company entered several agreements with certain third-party institutional investors for their investments in noncontrolling interests in certain subsidiaries of the Company, in the amount of RMB1,829,060 in total. The noncontrolling interests are redeemable for cash when various operational conditions are met, which are not events that are certain to occur. The Company’s redemption obligations are not solely within the control of the Company. The redeemable noncontrolling interests are classified as mezzanine equity on the balance sheets. Any accretion due to the redemption feature is determined after the attribution of net income or loss of the subsidiary pursuant to Subtopic 810-10.

18.  REDEEMABLE NONCONTROLLING INTEREST (CONTINUED)

Financing from Noncontrolling Interests (continued)

The change in the carrying amount of redeemable noncontrolling interests is as follows:

Redeemable
Non-
controlling
Interests
RMB
Balance at January 1, 2025
Initial recognition	1,790,060
Net income attributable to the redeemable noncontrolling interests	50,903
Accretion to redemption value of redeemable noncontrolling interests	4,929
Dividends to redeemable noncontrolling interests	(34,301)
Redemption of a redeemable noncontrolling interest	(100,000)
Balance at December 31, 2025	1,711,591

19.  EMPLOYEE CONTRIBUTION PLAN

As stipulated by the regulations of the PRC, full-time employees of the Company in the PRC participate in a government-mandated multiemployer defined contribution plan organized by municipal and provincial governments. Under the plan, certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Company is required to make contributions to the plan based on certain percentages of employees’ salaries. The total expenses for the plan were RMB208,556, RMB183,210 and RMB187,308 for the years ended December 31, 2023, 2024 and 2025, respectively.

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

20.  SHARE-BASED COMPENSATION (CONTINUED)

(a)	Option granted to employees (continued)

The following table summarized the Company’s employee share option activity under the 2010 Plan:

			Weighted
		Weighted	average
		average	remaining	Aggregate
	Number of	exercise	contractual	intrinsic
	options	price	term	value
		(US$)	(Years)	(US$)
Outstanding, January 1, 2025	359,202	0.17	1.96	222
Exercised	(150,030)	0.15	—	—
Forfeited	(12,750)	0.85	—	—
Outstanding, December 31, 2025	196,422	0.15	1.00	247
Vested as of December 31, 2025	196,422	0.15	1.00	247
Exercisable as of December 31, 2025	196,422	0.15	1.00	247

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the fair value of the underlying stock at each reporting date, for those awards that have an exercise price below the estimated fair value of the Company’s shares.

In 2024, the Company extended the contractual term of the outstanding options by two years. The incremental compensation cost resulting from the modification was not material for the year ended December 31, 2024.

The total fair value of share options exercised during the years ended December 31, 2023, 2024 and 2025 was nil, nil and US$309, respectively. The aggregate intrinsic value of options exercised during the years ended December 31, 2023, 2024 and 2025 was nil, nil and US$189, respectively.

(b)Shares granted to management and employees

The Company granted 20,550, 7,734,635 and 361,611 RSUs, each representing six Class A ordinary shares, in 2023, 2024 and 2025, respectively, with performance conditions whereby a predetermined number will vest upon the annual performance review in accordance with predetermined performance targets for the grantees over a one or four-year period. To the extent that the Company considered the performance targets were probable of achievement, the Company recognized related compensation expenses using the accelerated recognition method to reflect the graded vesting attribution.

The Company granted 46,737 RSUs, each representing six Class A ordinary shares, in 2025, with market conditions whereby a predetermined number will vest upon with the achievement of predetermined share price targets for the Company. The probability to achieve market condition is reflected in the grant date fair value of the award and thus compensation cost is recognized when the requisite service is rendered using the accelerated method.

The fair value of the RSUs with market condition granted is estimated on the date of grant using the Monte Carlo simulation model with the following assumptions used.

Grant date:	November 2025
Risk-free interest rate(1)	3.56%
Volatility(2)	86.1%
Expected dividend yield(3)	—
Share price at grant date	US$1.37
Expected term	1~3 years
(1)	Risk-free interest rate: The risk-free interest rate is based on the United States Treasury Constant Maturity rate with a term equal to the expected term.
(2)	Volatility: Expected volatility is estimated based on the historical volatility of the Company’s share price over a lookback period equal to the expected term.
(3)	Dividend yield: The dividend yield is estimated by the Company based on its expected dividend policy over the expected term of the restricted shares.

20.  SHARE-BASED COMPENSATION (CONTINUED)

(b)Shares granted to management and employees (continued)

The Company granted 51,390 RSUs, each representing six Class A ordinary shares, in 2025 with service condition over a two to four-year service period.

In January 2025, the Board of Directors approved to convert the accrued cash bonus to certain employees for certain RSUs at the price of US$5.25 per ADS. The RSUs were vested over three to nine months. The share-based compensation expenses relating to bonus conversion was RMB35,385 during the years ended December 31, 2025.

The following table summarized the Company’s RSUs activity under the 2014 and 2020 Plans:

		Weighted	Weighted
		average	average	Aggregate
	Number of	grant date	remaining	intrinsic
	RSUs	fair value	contractual life	value
		(US$)	(Years)	(US$)
Unvested, January 1, 2025	4,912,467	4.99	2.3	23,285
Granted	1,455,913	5.99	—	—
Vested	(1,644,216)	5.47	—	—
Forfeited	(421,612)	3.73	—	—
Unvested, December 31, 2025	4,302,552	5.08	6.6	36,400

Share-based compensation expenses for RSUs are measured based on the closing fair market value of the Company’s ordinary shares on the date of grant. The aggregate fair value of the unvested RSUs as of December 31, 2025 was RMB254,549. The weighted average grant date fair value of RSUs granted during the years ended December 31, 2023, 2024 and 2025 was US$2.96, US$2.00 and US$5.99, respectively. The total fair value of RSUs vested during the years ended December 31, 2023, 2024 and 2025 was US$2,557, US$19,833 and US$9,770, respectively.

As of December 31, 2025, there was RMB41,315 of unrecognized share-based compensation expenses related to RSUs which is expected to be recognized over a weighted average vesting period of 1.3 years. Total unrecognized share-based compensation expenses may be adjusted for future changes when actual forfeitures incurred.

Total share-based compensation expenses, except for above bonus conversion, relating to share options and RSUs granted to employees recognized for the years ended December 31, 2023, 2024 and 2025 were as follows:

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Cost of revenues	—	4,886	1,196
Sales and marketing expenses	3,141	20,048	1,677
General and administrative expenses	28,883	118,374	21,956
Research and development expenses	3,272	5,249	949
	35,296	148,557	25,778

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

Hong Kong S.A.R.

Subsidiaries in Hong Kong S.A.R. are subject to Hong Kong profits tax rate of 16.5% for the years ended December 31, 2023, 2024 and 2025. A two-tiered profits tax rates regime was introduced in 2018 under which the first HK$2 million of assessable profits earned by an eligible company will be taxed at 8.25% and the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. Additionally, upon payments of dividends by the Company to its shareholders, no HK withholding tax will be imposed.

Chinese Taiwan

DYX Taiwan branch is incorporated in Chinese Taiwan and is subject to Chinese Taiwan profits tax rate of 20% for the years ended December 31, 2023, 2024 and 2025.

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

VNET Beijing was qualified for a High and New Technology Enterprise (“HNTE”) since 2008 and is eligible for a 15% preferential tax rate. In October 2014, VNET Beijing obtained a new certificate and reapplied the certificate in October 2017, 2020 and 2023, with a validity term of three years. In accordance with the PRC Income Tax Laws, an enterprise awarded with the HNTE certificate may enjoy a reduced EIT rate of 15%. For the years ended December 31, 2023, 2024 and 2025, the tax rate for VNET Beijing was 15%, 15% and 15%, respectively.

From the year ended December 31, 2011 to the year ending December 31, 2030, certain subsidiaries located in Inner Mongolia Autonomous Region, Shaaanxi Province and Sichuan Province, were qualified for a preferential tax rate of 15%. The preferential tax rate is awarded to companies that are located in West Regions of China which operate in certain encouraged industries.

21.  TAXATION (CONTINUED)

Enterprise income tax (“EIT”) (continued)

Chinese Mainland (continued)

In October 2015, SH Blue Cloud, a subsidiary located in Shanghai, was qualified for a HNTE and became eligible for 15% preferential tax rate. The certificate was reapplied in November 2018, November 2021 and December 2024 with a validity term of three years. Accordingly, for the years ended December 31, 2023, 2024 and 2025, SH Blue Cloud enjoyed a preferential tax rate of 15%.

In November 2016, SZ DYX, a subsidiary located in Guangdong Province, was qualified for a HNTE and became eligible for 15% preferential tax rate effective for three consecutive years and the certificate was reapplied in November 2019, December 2022 and December 2025 with a validity term of three years. Accordingly, for the years ended December 31, 2023, 2024 and 2025, SZ DYX enjoyed a preferential tax rate of 15%.

In December 2016, BJ TenxCloud, a subsidiary located in Beijing was qualified for a HNTE and became eligible for 15% preferential tax rate effective for three consecutive years and the certificate was reapplied in December 2019, December 2022 and December 2025 with a validity term of three years. Accordingly, for the years ended December 31, 2023, 2024 and 2025, BJ TenxCloud enjoyed a preferential tax rate of 15%.

In December 2025, SH Edge Connect, a subsidiary located in Shanghai, was qualified for a HNTE and became eligible for 15% preferential tax rate effective for three consecutive years with a validity term of three years. Accordingly, for the years ended December 31, 2023, 2024, and 2025, the applicable tax rate assessed for SH Edge Connect was 25%, 25% and 15%, respectively.

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

Pillar Two income taxes

The Company is part of a multinational enterprise group which is subject to the Global AntiBase Erosion Model Rules (“Pillar Two model rules”) published by the Organisation for Economic Co-operation and Development.

From January 1, 2025, the Company is liable to Pillar Two income taxes under the Hong Kong Inland Revenue (Amendment) (Minimum Tax for Multinational Enterprise Groups) Ordinance 2025 for its earnings in the Hong Kong SAR and certain other jurisdictions where a domestic minimum top-up tax has not been implemented, including the Chinese mainland.

Income taxes arising from Pillar Two model rules are accounted for as an alternative minimum tax, and recorded as a component of current income tax expenses in the period in which they arise.

(Loss) income before income taxes consisted of:

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Non-Chinese mainland	(331,586)	(39,684)	(244,445)
Chinese mainland	(2,151,209)	522,336	668,534
	(2,482,795)	482,652	424,089

21.  TAXATION (CONTINUED)

Enterprise income tax (“EIT”) (continued)

Income tax expenses comprised of:

	For the years ended December 31,
	2023	2024
	RMB	RMB
Current	(157,526)	(247,166)
Deferred	43,152	12,937
	(114,374)	(234,229)

For the year ended December 31,
2025
RMB
Current
- Chinese mainland	(397,309)
- Non-Chinese mainland	(98,595)
Deferred
- Chinese mainland	(61,606)
(557,510)

Income tax paid for the year ended December 31, 2025 comprised of:

For the year ended December 31,
2025
RMB
Chinese mainland	318,086
Hong Kong S.A.R.	100,731
Other jurisdictions	3,482
Total	422,299

The reconciliation of tax computed by applying the statutory income tax rate of 25% for the years ended December 31, 2023, 2024 and 2025 applicable to the Chinese mainland operations to income tax expenses were as follows:

	For the years ended December 31,
	2023	2024
	RMB	RMB
(Loss) income before income taxes	(2,482,795)	482,652
Income tax benefits (expenses) computed at applicable tax rates (25%)	620,699	(120,663)
Non-deductible expenses	(700)	(13,564)
Research and development expenses	65,863	45,882
Preferential rate	(6,140)	19,729
Current and deferred tax rate differences	11,036	12,957
International rate differences	(101,585)	(45,239)
Tax exempted income	2,803	23,413
Foreign investment	(53,617)	(37,905)
Unrecognized tax benefits	(11,283)	(9,393)
Change in valuation allowance	(606,071)	(57,808)
Prior year provision to return true up	(34,759)	(49,853)
Others	(620)	(1,785)
Income tax expenses	(114,374)	(234,229)

21.  TAXATION (CONTINUED)

Enterprise income tax (“EIT”) (continued)

	For the year ended December 31,
	2025
	RMB	%
Income before income taxes	424,089	—
Chinese mainland statutory income tax rate	(106,022)	25.0%
Non-deductible interest expenses	(21,729)	5.1%
Intra-entity transfers of subsidiaries	(101,660)	24.0%
Research and development expenses	47,856	(11.3)%
Preferential rate	71,780	(16.9)%
Current and deferred tax rate differences	(17,497)	4.1%
Prior year provision to return true up	(16,309)	3.8%
Change in valuation allowance	(241,360)	56.9%
Others	(1,979)	0.5%
Chinese mainland income tax	(386,920)	91.2%
Other tax jurisdiction effect
Hong Kong S.A.R.
- Income tax rate difference	12,306	(2.9)%
- Witholding tax on investment income	(75,012)	17.7%
- Others	1,942	(0.5)%
Hong Kong S.A.R income tax	(60,764)	14.3%
Cayman Islands - Income tax rate difference	(107,104)	25.3%
Other jurisdictions	8,162	(1.9)%
Changes in unrecognized tax benefits	(10,884)	2.6%
Income tax expenses	(557,510)	131.5%

21.  TAXATION (CONTINUED)

Deferred Tax

The significant components of deferred taxes were as follows:

	As of December 31,
	2024	2025
	RMB	RMB
Deferred tax assets
Allowance for doubtful debt	151,507	152,606
Impairment of long-lived assets	167,016	167,455
Impairment of long-term investments	4,866	4,866
Accrued expense	99,066	81,430
Tax losses	722,959	916,553
Property and equipment	60,739	74,014
Intangible assets	7,937	8,831
Finance lease	387,135	361,498
Operating lease	1,074,944	1,092,755
Loss picked up on equity method investments	13,804	13,804
Valuation allowance	(952,541)	(1,205,912)

Total deferred tax assets, net of valuation allowance	1,737,432	1,667,900

Deferred tax liabilities
Intangible assets	315,308	389,510
Property and equipment	233,369	234,624
Capitalized interest expense	62,582	95,131
Finance lease	289,158	254,843
Operating lease	1,074,944	1,092,755
Investment in a VIE	189,852	189,852

Total non-current deferred tax liabilities	2,165,213	2,256,715

Net deferred tax liabilities	(427,781)	(588,815)
Analysis as:
Deferred tax assets	306,623	251,572
Deferred tax liabilities	734,404	840,387

21.  TAXATION (CONTINUED)

Deferred Tax (continued)

As of December 31, 2025, the Company has net tax operating losses from its Chinese mainland subsidiaries and its consolidated VIEs, as per filed tax returns, of RMB2,338,538, which will expire at various times between 2026 and 2035 and the majority expiring by 2030, if not utilized.

As of December 31, 2025, the undistributed earnings of the Company’s Chinese mainland subsidiaries and VIEs in which the Company intends to permanently reinvested were RMB3,722,046 Other than these indefinitely reinvested amount, as of December 31, 2025, the Company has recognized deferred tax liabilities amounting to RMB189,852 associated with SH Zhiyan, one of its VIEs.

The following table presents the movements of the valuation allowance:

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Balance at beginning of year	397,457	955,738	952,541
Addition	606,071	57,808	254,034
Expiration	(47,790)	(61,005)	(663)
Balance at end of year	955,738	952,541	1,205,912

Unrecognized Tax Benefits

As of December 31, 2024 and 2025, the Company recorded unrecognized tax benefits of RMB107,850 and RMB118,734, respectively.

The unrecognized tax benefits and its related interest are primarily related to non-deductible expenses and accrued expenses. RMB63,245 of the total unrecognized tax benefits, ultimately recognized, will impact the effective tax rate. It is possible that the amount of uncertain tax benefits will change in the next 12 months, however, an estimate of the range of the possible outcomes cannot be made at this time.

A roll-forward of unrecognized tax benefits principal was as follows:

	For the years ended December 31,
	2024	2025
	RMB	RMB
Balance at beginning of year	64,528	63,273
Reversal based on tax positions related to prior years	(1,255)	(28)
Balance at end of year	63,273	63,245

For the years ended December 31, 2023, 2024 and 2025, the Company recorded interest expense of RMB11,283, RMB10,648 and RMB10,912, respectively. Accumulated interest expense recorded by the Company was RMB44,577 and RMB55,489 as of December 31, 2024 and 2025, respectively. As of December 31, 2025, the tax years ended December 31, 2021 through 2025 for the Chinese Mainland subsidiaries remain open for statutory examination by the PRC tax authorities.

22.   RELATED PARTY TRANSACTIONS

a)Related parties *

Name of related parties	Relationship with the Company
Shanghai Shibei Hi-Tech Co., Ltd. (“SH Shibei”)	Noncontrolling shareholder of a subsidiary
Shanghai Puping Information Technology Co., Ltd. (“Shanghai Puping”) (1)	A company controlled by minority shareholder of the Company
Beijing Chengyishidai Network Engineering Technology Co., Ltd. (“CYSD”)(2)	Equity investee of the Company before October 16, 2023
Jingliang Interconnected Cloud Technology Co., Ltd. (“Jingliang Inter Cloud”)	Equity investee of the Company
Beijing New Internet Digital Technology Research Institution Limited (“BJ New Internet”)	Equity investee of the Company
SH Edge Interchange	Equity investee of the Company since September 30, 2022
Changzhou Gaoxin	Equity investee of the Company
Sanhe Mingtai Machinery Manufacturing Co., Ltd. (“Sanhe Mingtai”)	Noncontrolling shareholder of a subsidiary since March 1, 2023
Beijing Jiwa Forest System Technology Co., Ltd. (“Beijing Jiwa”)	A company controlled by the founder of the Company since October 1, 2023
SDHG International Asset Management Limited (“SDHG INTL AM LTD”)	A subsidiary of a shareholder
*	These are the related parties that have engaged in significant transactions with the Company for the years ended December 31, 2023, 2024 and 2025.
(1)	This entity is controlled by Waburg Pincus, a significant minority shareholder of the Company.
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

22.   RELATED PARTY TRANSACTIONS (CONTINUED)

b)Other than disclosed elsewhere, the Company had the following significant related party transactions for the years ended December 31, 2022, 2023 and 2024:

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Services provided to:
-SH Edge Interchange	938	40	—
-Changzhou Gaoxin	—	7,914	—

Services provided by:
-CYSD	31,119	—	—
-Sanhe Mingtai (1)	17,366	28,607	40,426
-Beijing Jiwa	1,891	—	—
-Others (3)	333	5,546	—

Loan to:
-Shanghai Puping	80,263	40,038	92,575
-SH Edge Interchange	1,000	—	—
-Sanhe Mingtai	33,785	23,853	23,853

Receipt of loan to:
-SH Shibei	9,800	—	—
-Sanhe Mingtai	—	28,313	—

Loan from:
-Changzhou Gaoxin (2)	350,000	—	—

Interest income of loan to:
-SH Shibei	(1,321)	—	—
-SH Edge Interchange	32	19	—

Interest expense of loan from:
-Changzhou Gaoxin	13,183	18,219	12,767

Interest payment paid to:
-Changzhou Gaoxin	7,116	18,725	6,887

Lease payment paid to:
-Sanhe Mingtai (1)	10,801	41,305	50,229

Investment purchased from:
-SDHG INTL AM LTD (Note 11)	—	—	175,720
(1)	The Company leased properties for data centers from Sanhe Mingtai. The annual lease costs from Sanhe Mingtai for 2023, 2024 and 2025 were RMB14,268, RMB23,142 and RMB33,526, respectively; property management fees were RMB3,098, RMB4,926 and RMB6,783, respectively. As of December 31, 2023, 2024 and 2025, the related right-of-use (ROU) assets were RMB171,629, RMB262,237 and RMB346,121, respectively, and the corresponding lease liabilities were RMB173,628, RMB246,073 and RMB313,254, respectively.
(2)	In May 15, 2023, the Company obtained a loan in the amount of RMB350,000 from Changzhou Gaoxin at an interest rate of 6.0% per annum. The interest rate was modified to 3.85% since July 31, 2024. The maturity date of the loan was January 31, 2025 which was subsequently extended to January 31, 2026 with the interest rate of 3.60% per annum.
(3)	In November 2024, the company paid a legal service fee of RMB5.5 million to a legal advisor of Mr. Sheng Chen, the founder, executive chairperson and interim Chief Executive Officer for legal services rendered to enable him establish a stable control structure for the Company.

Except for above related party transactions, Mr. Sheng Chen, the founder, executive chairperson and interim Chief Executive Officer invested in a fund controlled by the Company in an amount of RMB1.0 million in December 2024.

22.   RELATED PARTY TRANSACTIONS (CONTINUED)

c)The Company had the following related party balances as of December 31, 2024 and 2025:

	As of December 31,
	2024	2025
	RMB	RMB
Amounts due from related parties:
Current:
-Shanghai Puping	258,443	351,018
-BJ New Internet	441	441
-Sanhe Mingtai	77,461	77,938
-Others	15	14
	336,360	429,411
Amounts due to related parties:
Current:
-Changzhou Gaoxin	355,561	361,440
-Sanhe Mingtai	117	54,446
-Others	1	3
	355,679	415,889

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

In accordance with the PRC Regulations on Enterprises with Foreign Investment and the articles of association of the Company’s PRC subsidiaries, a foreign-invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign-invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. VNET China was established as a foreign-invested enterprise and, therefore, is subject to the above mandated restrictions on distributable profits. As of December 31, 2024, and 2025, the Company’s PRC subsidiaries had appropriated RMB107,380 and RMB116,316, respectively, in its statutory reserves.

As a result of these PRC laws and regulations subject to the limit discussed above that require annual appropriations of 10% of after-tax income to be set aside, prior to payment of dividends as general reserve fund, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. Amounts restricted include paid-in capital, additional paid in capital and statutory reserve funds of the Company’s PRC subsidiaries and the equity of the consolidated VIEs, as determined pursuant to PRC generally accepted accounting principles, totaling an aggregate of RMB24,510,375 as of December 31, 2025.

24.   (LOSS) EARNING PER SHARE

Basic and diluted (loss) earning per share for each of the years presented were calculated as follows:

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Numerator:
Net (loss) income	(2,597,169)	248,423	(133,421)
Net income attributable to noncontrolling interest	(46,667)	(65,223)	(67,518)
Net income attributable to redeemable noncontrolling interests	—	—	(50,903)
Accretion to redemption amount of redeemable noncontrolling interests	—	—	(4,929)
Net income attributable to convertible note holders based on their participating rights	—	(15,078)	—
Net (loss) income attributable to the Company	(2,643,836)	168,122	(256,771)
Adjusted net (loss) income attributable to ordinary shareholders - basic	(2,643,836)	168,122	(256,771)
Reversal of net income attributable to convertible promissory notes	—	15,078	—
Adjust for changes in the fair value of financial instruments	—	80,880	—
Adjust for gain on debt extinguishment	—	(246,175)	—
Adjusted interest for convertible promissory notes	—	22,723	—
Adjusted net (loss) income attributable to ordinary shareholders -diluted	(2,643,836)	40,628	(256,771)

Denominator:
Weighted average number of shares outstanding-basic	901,143,138	1,593,594,519	1,612,272,787
Weighted average number of shares outstanding-diluted	901,143,138	1,742,346,367	1,612,272,787
(Loss) earning per share—basic:	(2.93)	0.11	(0.16)
(Loss) earning per share—diluted:	(2.93)	0.02	(0.16)

Securities that could potentially dilute basic (loss) earning per share in the future that were not included in the computation of diluted (loss) earning per share because to do so would have been antidilutive as of December 31, 2023, 2024 and 2025 were as follow:

	As of December 31,
	2023	2024	2025

Share options	258,986	—	196,422
RSUs*	2,483,079	—	4,302,552
2026 Convertible Notes	66,086,640	—	—
2027 Convertible Notes	136,363,636	—	147,018,680
2030 Convertible Notes	—	—	187,636,364
*	Each RSU reprensents six Class A Ordinary Shares.

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

On January 27, 2022, the Company’s board of directors authorized the issuance of 300,000 Series A-1 perpetual convertible preferred shares by re-designation of the authorized but unissued Class A Ordinary Shares. As of December 31, 2025, no Series A-1 perpetual convertible preferred shares have been issued.

On February 15, 2023, the Company’s board of directors approved and authorized the issuance of up to 555,000 newly created Class D ordinary shares to Mr. Sheng Chen by re-designation of the authorized but unissued Class A Ordinary Shares. The Class D ordinary shares will have the same rights as the Company’s Class B ordinary shares except for voting rights. Each Class D ordinary share shall be entitled to 500 votes on all matters submitted to shareholder vote. As of December 31, 2025, no Class D ordinary shares have been issued.

Pursuant to the shareholder resolution adopted on October 5, 2023, the Company’s authorized share capital was increased by creation of an additional 1,500,000,000 Class A ordinary shares.

During the year ended December 31, 2023, 3,252,768 treasury stock was reissued to settle the share options exercised and RSUs vested.

In December 2023, the Company issued 455,296,932 Class A ordinary shares to Success Flow International Investment Limited (“Success Flow”) and 195,127,260 Class A ordinary shares to Choice Faith Group Holdings Limited (“Choice Faith”), for an aggregate cash consideration of RMB2,122,123. Both entities were controlled by Shandong Hi-Speed Holdings Group Limited. The issuance costs for Class A ordinary shares were RMB37,720. In connection with the financing transaction, in November 2023, Mr. Sheng Chen, the Founder and Executive Chairperson of the Board of Directors, and his affiliated investment vehicles (together with Mr. Sheng Chen, the “Founder Parties”) entered into a voting and consortium agreement (the “Voting and Consortium Agreement”) with Success Flow and Choice Faith. Pursuant to the Voting and Consortium Agreement, Success Flow shall vote in accordance with any voting instructions provided by the Founder Parties during the period beginning on the earlier of February 29, 2024 or sixty calendar days after the closing date of the investment and ending upon the third anniversary of the closing date of the investment. In December 2023, the Founder Parties entered into a supplemental agreement with the investors, pusuant to which, the period of the Voting and Consortium Agreement was amended to commence upon the later of (i) the expiration or termination of Interim Period and (ii) the occurrence of the Triggering Event. “Interim Period” means the period commencing on the date of closing, being December 28, 2023, and ending on the earlier of (x) February 29, 2024 and (y) termination of the Investment Agreement in accordance the terms thereunder. “Triggering Event” means the entry by the Company of a framework agreement with a third party, pursuant to which the parties agree to enter into a long-term strategic partnership for not less than two years in relation to the low carbon strategy of the Company and/or the expansion of the operations of the Company in Hong Kong S.A.R., Chinese Taiwan and/or other territories outside Chinese Mainland.

During the year ended December 31, 2024, 23,788,254 treasury stock was reissued to settle the RSUs vested.

In February 2024, 34,744,206 Class A ordinary shares were issued to settle the RSUs vested for Mr. Sheng Chen, the founder, executive chairperson and interim Chief Executive Officer.

25.  SHARE CAPITAL (CONTINUED)

In November 2024, the Company issued 39,000,000 Class A ordinary shares to its share depositary bank which will be used to settle the restricted share units upon their vesting. No consideration was received by the Company for this issuance of ordinary shares. These ordinary shares are legally issued and outstanding but are treated as escrowed shares for accounting purposes.

In June 2025, the Company’s Board of Directors approved a share repurchase program, pursuant to which the Company may repurchase up to US$50 million of its American Depositary Shares (“ADSs”), each representing six Class A ordinary shares, in compliance with the Securities Exchange Act of 1934, as amended, and the Company’s insider trading policy. During the reporting period, the Company repurchased 1,881,438 Class A ordinary shares in aggregate at a total cost of US$2.4 million (equivalent to RMB17.2 million) under the share repurchase program. The repurchased shares are held in the Company’s custodial securities account as of December 31, 2025.

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

Assets and liabilities measured at fair value on a recurring basis include short-term investments, derivative financial instrument, available-for-sale debt investment, 2027 Convertible Notes after the terms amendments on August 20, 2024 and derivative liability. Liabilities measured at amortized cost method include the 2026 Convertible Notes, the 2027 Convertible Notes before the amendments, and the 2030 Convertible Notes. The fair value of these financial instruments are summarized below:

	Fair value measurement using:
	Quoted prices in	Significant other
	active markets for	observable	Unobservable
	identical assets	inputs	inputs	Fair value at
	(Level 1)	(Level 2)	(Level 3)	December 31, 2024
	RMB	RMB	RMB	RMB
Long-term investment-Available-for-sale debt investments	—	—	45,773	45,773
Derivative financial instrument-Foreign currency exchange option	—	6,768	—	6,768
Assets	—	6,768	45,773	52,541

Convertible notes
- 2027 Convertible notes	—	—	1,897,738	1,897,738
Liabilities	—	—	1,897,738	1,897,738

26.  FAIR VALUE MEASUREMENTS (CONTINUED)

	Fair value measurement using:
	Quoted prices in	Significant other
	active markets for	observable	Unobservable
	identical assets	inputs	inputs	Fair value at
	(Level 1)	(Level 2)	(Level 3)	December 31, 2025
	RMB	RMB	RMB	RMB
Short-term investments:
- Wealth management products	—	379,198	—	379,198
Long-term investment
- Available-for-sale debt investments	—	—	44,491	44,491
Derivative financial instrument
- Foreign currency exchange option	—	11,185	—	11,185
Assets	—	390,383	44,491	434,874

Convertible notes
- 2027 Convertible Notes	—	—	2,178,928	2,178,928
Liabilities	—	—	2,178,928	2,178,982

Wealth management products are valued based on price per unit quoted by financial institution and are classified within Level 2 of the fair value hierarchy.

The Foreign currency exchange option is classified within Level 2 and is measured using Black-Scholes model that involves several parameters including the USD/CNY spot exchange rate, the interest rate of CNY and USD and the USD/CNY foreign currency exchange option implied volatility.

The 2027 Convertible Notes and available-for-sale debt securities are classified within Level 3. The fair value of 2027 Convertible Notes is measured using binomial tree pricing model that involves several parameters including the Company’s share price, share price volatility determined from the Company’s historical share prices, the remaining maturity term and the discount rate.

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

The fair value of available-for-sale debt securities is measured using market approch that involves several parameters including the price-to-sales multipier and discount for lack of marketability (“DLOM”). The fair value of available-for-sale debt securities as of December 31, 2024 were estimated with the following key assumptions:

	As of December 31,	As of December 31,
	2024	2025
Price-to-sales multipier	20.87	21.72
DLOM	20.00%	20.00%

The assumptions are inherently uncertain and subjective. Changes in any unobservable inputs may have a significant impact on the fair value of available-for-sale debt securities.

The Company measures the fair value of its investment in the asset investment portfolio managed by SDHG INTL AM LTD using the net asset value (NAV) per share as a practical expedient. In accordance with US GAAP, this investment has not been classified within the fair value hierarchy. As of December 31, 2025, the fair value of the asset investment portfolio is RMB176,789, with nil unfunded commitments. The significant investment strategy of the asset investment portfolio is to invest in high-quality equity and debt securities. The investment is subject to a 10-year lock-up period and cannot be redeemed by the Company currently.

The Company measures equity investments elected to use the measurement alternative at fair value on a nonrecurring basis, in the cases of an impairment charge is recognized, fair value of an investment is remeasured in an acquisition or a disposal, and an orderly transaction for identical or similar investments of the same issuer was identified.

26.  FAIR VALUE MEASUREMENTS (CONTINUED)

The following tables presented a reconciliation of all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3):

2025 Convertible Notes
RMB
Fair value at December 31, 2022	537,778
Changes in fair value	(21,816)
Settlement	(527,089)
Foreign currency translation adjustment	11,127
Fair value at December 31, 2023	—

2027 Convertible Notes
RMB
Fair value at August 20, 2024	1,683,270
Changes in fair value through the earnings	213,418
Changes in fair value due to instrument-specific credit risk in other comprehensive income	(14,243)
Foreign currency translation adjustment	15,293
Fair value at December 31, 2024	1,897,738
Changes in fair value through the earnings	328,573
Foreign currency translation adjustment	(47,383)
Fair value at December 31, 2025	2,178,928

Derivative liability
RMB

Fair value at December 31, 2022	—
Changes in fair value	187,746
Foreign exchange loss	960
Fair value at December 31, 2023	188,706
Changes in fair value	(132,538)
Foreign currency translation adjustment	892
Fair value immediately prior to the extinguishment	57,060

Available-for-sale debt investments
RMB
Fair value at initial measurement	42,661
Changes in fair value recorded as unrealized gain in other comprehensive income	3,084
Foreign exchange loss	28
Fair value at December 31, 2024	45,773
Changes in fair value recorded as unrealized gain in other comprehensive income	(1,270)
Foreign currency translation adjustment	(12)
Fair value at December 31, 2025	44,491

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

27.  COMMITMENTS AND CONTINGENCIES

Capital commitments

As of December 31, 2025, the Company has the following commitments to purchase certain data center equipment and construction-in-progress:

RMB
For the year ending December 31,
2026	3,265,581
2027	126,400
2028	744
2029	669
2030	299
2031 and thereafter	10
3,393,703

Bandwidth and cabinet capacity purchase commitments

As of December 31, 2025, the Company has outstanding purchase commitments in relation to bandwidth and cabinet capacity consisting of the following:

RMB
For the year ending December 31,
2026	734,690
2027	230,478
2028	74,717
2029	17,708
2030	5,495
2031 and thereafter	1,031
1,064,119

Income Taxes

As of December 31, 2025, the Company has recognized an accrual of RMB118,734 for unrecognized tax benefits and its interest (Note 21). The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of status of limitation. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties.

27.  COMMITMENTS AND CONTINGENCIES (CONTINUED)

Securities Litigation

In January 2024, the Company and certain of its current and former executive officers were named as defendants in a putative securities class action lawsuit filed in the United States District Court for the Southern District of New York. The complaint alleges that the Company made materially false and/or misleading statements and/or failed to disclose certain material information concerning the founder, executive chairperson and interim Chief Executive Officer, Mr. Sheng Chen’s financing activities and the related impact on the Company’s business operations in violation of the U.S. securities laws. Motion-to-dismiss briefing for the amended complaint was completed on October 3, 2024. On September 15, 2025, the Court granted Defendants’ motion to dismiss as to Plaintiffs’ scheme-liability claim and denied the motion as to the remaining claims, and the case proceeded to discovery. On February 12, 2026, the parties submitted a joint letter to the Court advising that they had reached an agreement in principle to settle the litigation. On February 13, 2026, the Court ordered that any pending motions were moot, all conferences were canceled and all deadlines were adjourned sine die. On April 3, 2026, Plaintiffs filed an unopposed motion for preliminary approval of the class action settlement, which remains pending before the Court.

Operating Litigation

In the ordinary course of business, the Company may from time to time be involved in legal proceedings and litigations. As of December 31, 2025, the Company did not consider an unfavorable outcome in any material respects in the outstanding legal proceedings and litigations to be probable.

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

28.  PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

Condensed balance sheets

	As of December 31,
	2024	2025
	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	539	235
Prepaid expenses and other current assets	191,548	191,970
Total current assets	192,087	192,205

Non-current assets:
Investments in subsidiaries	9,335,836	12,454,943
Total non-current assets	9,335,836	12,454,943
Total assets	9,527,923	12,647,148

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	65,499	89,827
Account payables	58	56
Amounts due to subsidiaries	1,198,728	1,200,157
Total current liabilities	1,264,285	1,290,040

Non-current liabilities:
Convertible notes	1,897,738	5,138,664
Total non-current liabilities	1,897,738	5,138,664
Total liabilities	3,162,023	6,428,704
Shareholders’ equity:
Class A ordinary shares	108	108
Class B ordinary shares	4	4
Class C ordinary shares	—	—
Treasury shares	(161,892)	(179,087)
Additional paid-in capital	17,298,692	17,360,323
Accumulated other comprehensive (loss) income	(18,504)	46,375
Accumulated deficit	(10,752,508)	(11,009,279)
Total shareholders’ equity	6,365,900	6,218,444
Total liabilities and shareholders’ equity	9,527,923	12,647,148

28.  PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

Condensed statements of operations

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Operating expenses
General and administrative expenses	(24,663)	(35,331)	(47,510)
Operating loss	(24,663)	(35,331)	(47,510)
Other loss	(94,452)	(100,547)	(25,338)
Changes in the fair value of financial instruments	(165,930)	(74,112)	(328,573)
Share of (losses) profits from subsidiaries and consolidated VIEs	(2,358,791)	393,190	144,650
Net (loss) income	(2,643,836)	183,200	(256,771)

Condensed statements of comprehensive (loss) income

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Net (loss) income	(2,643,836)	183,200	(256,771)
Other comprehensive (loss) income, net of tax of nil
Foreign currency translation adjustments, net of tax of nil	(25,365)	(21,488)	66,149
Changes in fair value due to instrument-specific credit risk	—	14,243	—
Others	—	3,084	(1,270)
Other comprehensive income (loss), net of tax of nil	(25,365)	(4,161)	64,879
Comprehensive (loss) income	(2,669,201)	179,039	(191,892)

Condensed statements of cash flows

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Net cash generated from (used in) operating activities	29,940	23,174	(40,547)
Net cash used in investing activities	(37,571)	(22,665)	40,243
Net (decrease) increase in cash and cash equivalents	(7,631)	509	(304)
Cash and cash equivalents at beginning of the year	7,661	30	539
Cash and cash equivalents at end of the year	30	539	235

29. SUBSEQUENT EVENTS

Financing from issuance of asset-backed securities

In February 2026, the Company, acting as the originators, involved in the issuance of another two ABS Plans which are listed on the Shanghai Stock Exchange in March 2026, with the issuance scale of RMB4.674 billion and RMB1.702 billion, respectively. The Company subscribed 30% of each of the ABS Plans with the remaining portion subscribed by various institutional investors.

Amendment of 2027 Convertible Notes

In February 2026, the 2027 Convertible Notes was amended as public notes and the maturity date of the 2027 Convertible Notes was amended to extend from March 4, 2027 to October 1, 2027.

The Company had paid the consent fee of USD37.5 million (equivalent to RMB262.24 million) to the original holders of the 2027 Convertible Notes, Blackstone Tactical Opportunities, pursuant to the agreement between the Company and the original holders of the 2027 Convertible Notes dated on August 20, 2024. After the amendment, the original holders of the 2027 Convertible Notes transferred all of the 2027 Convertible Notes to third party investors in public.

Private offering of ordinary shares

In March 2026, the Company newly issued 81.0 million Class A ordinary shares of the Company to certain institutional investors at an offering price of US$1.7 per share. The gross proceeds from this private offering were US$137.7 million.